Form 20-F
ENERGY CO OF MINAS GERAIS
filed 2003-03-26
CIK 1157557

==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              -------------------
                                   FORM 20-F

                             --------------------

             |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
              |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001
                                      OR
                 |_| TRANSITION REPORT PURSUANT TO SECTION 13
                OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period from _______ to _______

                        Commission file number: 1-15224

                            ----------------------

                  COMPANHIA ENERGETICA DE MINAS GERAIS--CEMIG
            (Exact Name of Registrant as Specified in Its Charter)

         Energy Company of Minas Gerais                          The Federative Republic of Brazil
  (Translation of Registrant's Name into English)        (Jurisdiction of Incorporation or Organization)

                            ----------------------

                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
                   (Address of Principal Executive Offices)

                            ----------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

            Title of Each Class                               Name of Each Exchange on which Registered
            -------------------                               -----------------------------------------
American Depositary Shares (evidenced by                               New York Stock Exchange
  American Depositary Receipts), each
  representing 1,000 Preferred Shares

   Preferred Shares, R$0.01 par value*                                 New York Stock Exchange*

                                          --------------------

 * Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                      69,495,477,931 Common Shares

                                     89,436,236,828 Preferred Shares

 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                               Yes No |X|

 Indicate by check mark which financial statement item the registrant has elected to follow.
                                          Item 17 Item 18 |X|

========================================================================================================================

                                            Table of Contents

                                                                                                               Page
                                                                                                               ----
PRESENTATION OF FINANCIAL INFORMATION.............................................................................1

MARKET POSITION AND OTHER INFORMATION.............................................................................2

FORWARD-LOOKING INFORMATION.......................................................................................2

PART I............................................................................................................4

Item 1.  Identity of Directors, Senior Management and Advisers....................................................4

Item 2.  Offer Statistics and Expected Timetable..................................................................4

Item 3.  Key Information..........................................................................................4

Item 4.  Information on the Company..............................................................................22

Item 5.  Operating and Financial Review and Prospects............................................................46

Item 6.  Directors, Senior Management and Employees..............................................................65

Item 7.  Major Shareholders and Related Party Transactions.......................................................72

Item 8.  Financial Information...................................................................................73

Item 9.  The Offer and Listing...................................................................................79

Item 10. Additional Information..................................................................................83

Item 11. Quantitative and Qualitative Disclosures about Market Risk.............................................100

Item 12. Description of Securities Other than Equity Securities.................................................102

PART II.........................................................................................................103

Item 13. Defaults, Dividend Arrearages and Delinquencies........................................................103

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds...........................103

Item 15. Controls and Procedures................................................................................103

Item 16. [Reserved].............................................................................................103

PART III........................................................................................................103

Item 17. Financial Statements...................................................................................103

Item 18. Financial Statements...................................................................................103

Item 19. Exhibits...............................................................................................104

INDEX OF DEFINED TERMS..........................................................................................109

TECHNICAL GLOSSARY..............................................................................................111

Annex A  The Brazilian Electricity Sector.......................................................................A-1

                     PRESENTATION OF FINANCIAL INFORMATION

     In this annual report on Form 20-F, Companhia Energetica de Minas Gerais-CEMIG, a sociedade de economia mista (a state-controlled mixed capital company) organized and existing with limited liability under the laws of the Federative Republic of Brazil, or Brazil, is referred to as "CEMIG," "we" or the "Company." References in this annual report to the "real," "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular), the official currency of Brazil, and references to "U.S. dollars," "dollars" or "US$" are to United States dollars.

     We maintain our books and records in reais. We prepare our financial statements in accordance with accounting principles established mainly through Law No. 6,404 of December 15, 1976, Law No. 9,457 of May 5, 1997 and Law No. 10,303 of October 31, 2001, which we refer to collectively as the Brazilian Corporate Law. For purposes of this annual report, we have presented, and in future reports to be filed with the United States Securities and Exchange Commission, or the Commission, we intend to present, our consolidated financial statements and other financial information in reais in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For purposes of this annual report we prepared balance sheets as of December 31, 2001 and 2000 and the related statements of operations and comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 2001, 2000 and 1999, in reais all in accordance with U.S. GAAP. Deloitte Touche Tohmatsu has audited our consolidated financial statements at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001.

     Unless otherwise stated, all financial information for the fiscal year ended December 31, 1997 and earlier periods contained in this annual report recognizes certain effects of inflation and is restated in constant reais of December 31, 1997 purchasing power. We used the Brazilian IGP-DI (General Price Index-Internal Availability) inflation index to prepare financial information for 1997. From and after January 1, 1998, Brazil ceased to be considered a highly inflationary economy under U.S. GAAP and we have not restated financial information to reflect the effects of inflation as from that date. Therefore, for subsequent periods and dates, our financial statements and other financial data are presented in nominal reais and do not reflect effects of inflation. See "Item 3. Key Information--Selected Consolidated Financial Data" and note 2(b) to our consolidated financial statements.

     This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2.3120 to US$1.00, the noon buying rate in New York City for cable transfers in reais as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2001. However, the real has experienced high volatility and suffered a sharp decline against the U.S. dollar since that date. See "Item 3. Key Information--Exchange Rates" for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

                     MARKET POSITION AND OTHER INFORMATION

     The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the twelve-month period ended December 31, 2001 and is based on, or derived from, reports issued by the Agencia Nacional de Energia Eletrica (National Electric Energy Agency of Brazil), or ANEEL.

     Certain terms are defined the first time they are used in this annual report. The "Index of Defined Terms" that begins on page 108 lists those terms and where they are defined. As used herein, all references to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively, references to "MW" and "MWh" are to megawatts and megawatt hours, respectively, and references to "kW" and "kWh" are to kilowatts and kilowatt hours, respectively. These and certain other technical terms are defined in the "Technical Glossary" on page 110.

     References in this annual report to the "common shares" and "preferred shares" are to our common shares and preferred shares, respectively. References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing 1,000 preferred shares. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder.

                          FORWARD-LOOKING INFORMATION

     This annual report includes forward-looking statements, principally in "Item 3. Key Information," including "Risk Factors," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item
11. Quantitative and Qualitative Disclosures about Market Risk." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

     o general economic, political and business conditions, principally in Latin America, Brazil and the state of Minas Gerais, Brazil, or Minas Gerais;

     o  inflation and changes in currency exchange rates;

     o  changes in volumes and patterns of customer electricity usage;

     o competitive conditions in Brazil's electricity generation, transmission and distribution markets;

     o our expectations and estimates concerning future financial performance, financing plans and the effects of competition;

     o  our level of debt;

     o the likelihood that we will receive payment in connection with accounts receivable;

     o trends in the electricity generation, transmission and distribution industry in Brazil and Minas Gerais;

     o changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

     o  our capital expenditure plans;

     o  our ability to serve our customers on a satisfactory basis;

     o existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

     o existing and future policies of the federal government of Brazil, which we refer to as the Federal Government;

     o existing and future policies of the government of Minas Gerais, which we refer to as the State Government, including policies affecting its investment in us and the plans of the State Government for future expansion of electricity generation, transmission and distribution in Minas Gerais; and

     o other risk factors as set forth under "Item 3. Key Information--Risk Factors."

     The forward-looking statements referred to above also include information with respect to our capacity expansion projects that are under way and those that we are currently evaluating. In addition to the above risks and uncertainties, our potential expansion projects involve engineering, construction, regulatory and other significant risks, which may:

     o  delay or prevent successful completion of one or more projects;

     o  increase the costs of projects; and

     o result in the failure of facilities to operate or generate income in accordance with our expectations.

     The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

     Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, such forward-looking financial information.

                                    PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Our Independent Auditors

     On June 1, 2002, the partners and employees of Arthur Andersen S/C, our former independent auditors, joined Deloitte Touche Tohmatsu. The audit report for the financial statements of CEMIG as of December 31, 2001, 2000 and 1999 and for the three years in the period ended December 31, 2001 included in this annual report was issued by Deloitte Touche Tohmatsu.

Selected Consolidated Financial Data

     The following tables present our selected consolidated financial and operating information in U.S. GAAP as of the dates and for each of the periods indicated. You should read the following information together with our consolidated financial statements, including the notes thereto, included in this annual report and the information set forth in "Item 5. Operating and Financial Review and Prospects."

     The selected financial data as of December 31, 2001, 2000 and 1999 and for each of the three years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected financial data as of December 31, 1998 and for the year then ended has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report. The selected financial data as of December 31, 1997 and for the year then ended is presented on an unaudited basis.

     U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$2.3120 per US$1.00, the noon buying rate as of December 31, 2001. However, the real has lost a significant percentage of its value since that date as measured against the U.S. dollar. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On January 2, 2002, the noon buying rate for reais was R$2.3100 per U.S.$1.00. On March 21, 2003, the noon buying rate for reais was R$3.4250 per U.S.$1.00. See "-- Exchange Rates."

                                                              As of and for the year ended December 31,
                                              -------------------------------------------------------------------------------
                                                 2001            2001         2000         1999         1998       1997(1)
                                              -----------      --------     --------     --------     --------   ------------
                                              (US$)(2)(3)   (In millions of R$ except per share/ADS data or as otherwise indicated)
Income Statement Data:
Net Operating revenues
   Electricity sales to final customers....         1,984         4,587       4,478        3,678        3,159         2,805
   Regulatory extraordinary rate
     adjustment(4).........................           341           789           -            -            -             -
   Electricity sales to the interconnected
     power system..........................           224           517         145           63          132           115
   Use of basic transmission network.......            66           154         139           71            2             -
   Other operating revenues................            65           150         124           93           61            60
   Tax on revenues.........................          (515)       (1,191)     (1,130)        (933)        (767)          (579)
   Total net operating revenues............         2,165         5,006       3,756        2,972        2,587          2,401

Operating costs and expenses
   Electricity purchased for resale........          (828)       (1,914)       (819)        (727)        (481)          (447)
   Natural gas purchased for resale........           (36)          (84)        (60)         (36)         (20)           (17)
   Use of basic transmission network.......          (109)         (251)       (243)        (151)         (71)           (70)
   Depreciation and amortization...........          (277)         (641)       (583)        (555)        (441)          (410)
   Personnel...............................          (230)         (531)       (466)        (391)        (408)          (548)
   Regulatory charges......................          (182)         (420)       (433)        (258)        (206)          (195)
   Third-party services....................           (93)         (216)       (195)        (153)        (126)          (145)
   Employee post-retirement benefits.......          (127)         (293)       (238)        (193)        (475)          (199)
   Materials and supplies..................           (31)          (71)        (71)         (59)         (45)           (43)
   Other...................................          (118)         (274)       (208)        (290)        (133)          (145)
   Provision for loss on deferred
     regulatory assets.....................           (65)         (150)          -            -            -              -
   Provision for loss on account receivable
     from Minas Gerais State Government....          (326)         (754)          -            -            -              -
   Total operating costs and expenses......        (2,421)       (5,599)     (3,316)      (2,813)      (2,406)        (2,219)

Operating (loss) income....................          (256)         (593)        440          159          181            182

Financial (expenses) income, net...........           (21)          (48)        (42)        (295)         (40)            35

(Loss) income before income taxes..........          (277)         (641)        398         (136)         141            217
Income taxes (expense) benefit.............           (34)          (78)        (32)         114          148           (234)
Net (loss) income..........................          (311)         (719)        366          (22)         289            (17)

Other comprehensive income (loss)..........            88           203          19         (168)           1           (154)
Comprehensive (loss) income................          (223)         (516)        385         (190)         290           (171)

Basic and diluted (loss) earnings:
   Per thousand common shares..............         (1.96)        (4.52)       2.30        (0.14)        1.82          (0.10)
   Per thousand preferred shares...........         (1.96)        (4.52)       2.30        (0.14)        1.82          (0.10)
   Per ADS.................................         (1.96)        (4.52)       2.30        (0.14)        1.82          (0.10)

Balance Sheet Data:
Assets
   Current assets..........................           700         1,618       1,015          768          593            786
   Property, plant and equipment, net (in
     service)..............................         4,033         9,325       9,705        9,503        9,822          8,733
   Construction in progress................           223           516         592        1,032          904          1,964
   Deferred regulatory assets - long-term..           538         1,245           -            -            -              -
   Account receivable from Minas Gerais
     State Government......................           195           451         953          809          684            649
   Other assets............................           327           755         466        1,016          858            796
   Total assets............................         6,016        13,910      12,731       13,128       12,861         12,928

Liabilities
   Current portion of long-term financing..           137           317         453          337          160            148
   Other current liabilities...............           675         1,561       1,042        1,125          781          1,047
   Long-term financing.....................           870         2,011       1,070        1,039          981            941
   Employee post-retirement benefits.......           704         1,627       1,803        1,734        1,434          1,322
Shareholders' equity.......................         3,263         7,543       8,162        7,964        8,509          8,729
Capital stock..............................           604         1,396       1,396        1,396        1,396          1,396

Other Data:
Outstanding shares (thousands)
  Common ..................................             -    69,495,478  69,495,478   69,495,478   69,495,478     56,788,022
  Preferred ...............................             -    89,436,237  89,436,237   89,436,237   89,436,237     73,070,160
Dividends per thousand shares
  Common...................................          0.28          0.65        1.18         2.23         3.21           1.84
  Preferred................................          0.28          0.65        1.18         2.23         3.21           1.84
Dividends per ADS
  Preferred................................          0.28          0.65        1.18         2.23         3.21           1.84
Dividends per thousand shares(5)
  Common...................................             -          0.28        0.60         1.23         2.66           1.65
  Preferred................................             -          0.28        0.60         1.23         2.66           1.65
Dividends per ADS(5)
  Preferred................................             -          0.28        0.60         1.23         2.66           1.65

(1)  Information for this year is presented on an unaudited basis.
(2) For purposes of this table, US$1.00 is equal to R$2.3120, the noon buying rate as of December 31, 2001. See "--Exchange Rates."
(3)  In millions, except per share/ADS data.
(4)  See note 4 to our consolidated financial statements.
(5) This information is presented in U.S. dollars at the noon buying rate in effect at the time of the declaration of the dividend.

Exchange Rates

     There are two legal exchange markets in Brazil--the commercial rate exchange market, or commercial market, and the floating rate exchange market, or floating market. Although the Federal Government has unified the operational limits applicable to both markets, each market continues to have its own regulations. The commercial market is reserved primarily for foreign trade transactions and transactions that generally require prior registration with and approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign currencies in the commercial market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The floating market rate is the prevailing selling rate for Brazilian currency into U.S. dollars, as reported by the Banco Central do Brasil (the Central Bank of Brazil), or the Central Bank, and applies to transactions that are not covered by the commercial market. Prior to the introduction of the real in 1994, the commercial market rate and the floating market rate differed significantly at times, but the two rates have not differed significantly since. However, there can be no assurance that there will not be significant differences between the two rates in the future. Although the commercial market rate and the floating market rate are freely negotiated, they may be influenced by an intervention of the Central Bank.

     In the past, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated. Since January 15, 1999, the real has been permitted to float freely. During 1999 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. During 2000 and 2001 the real continued to decline against the U.S. dollar. More recently, factors including the effect of Argentina's debt default in December 2001 and concerns regarding the recent presidential elections in Brazil have caused the real to lose a significant percentage of its value as measured against the U.S. dollar. On January 2, 2002, the noon buying rate for reais was R$2.3100 per U.S.$1.00. On March 21, 2003, the noon buying rate for reais was R$3.4250 per U.S.$1.00. Under the current free-floating convertibility exchange system, the real may undergo significant further devaluation, or it may appreciate against the U.S. dollar and other currencies.

     The table below sets forth, for the periods indicated, the low, high, average and period-end noon buying rates for reais, expressed in reais per U.S.$1.00.

                                                                            Reais per US$1.00
Month                                                      Low             High           Average        Period-end
-------------------------------------------------        ------           ------          -------        ----------
January 2002.....................................        2.2930           2.4440          2.3799           2.4090
February 2002....................................        2.3610           2.4656          2.4242           2.3610
March 2002.......................................        2.3250           2.3650          2.3450           2.3260
April 2002.......................................        2.2730           2.3750          2.3227           2.3600
May 2002.........................................        2.3610           2.5380          2.4753           2.5220
June 2002........................................        2.5500           2.8710          2.7144           2.8300
July 2002 .......................................        2.8215           3.4850          2.9414           3.4850
August 2002......................................        2.9245           3.2700          3.1082           3.0030
September 2002...................................        3.1020           3.8350          3.3548           3.8030
October 2002.....................................        3.5810           3.9450          3.7966           3.6240
November 2002....................................        3.5130           3.7050          3.5924           3.6710
December 2002....................................        3.4390           3.7950          3.6268           3.5400
January 2003.....................................        3.2650           3.6590          3.4375           3.5130
February 2003....................................        3.5350           3.6640          3.5955           3.5650
March 2003 (through March 21, 2003)..............        3.3880           3.5700          3.4861           3.4250




                                                                            Reais per US$1.00
              Year Ended December 31,                      Low             High           Average        Period-end
-------------------------------------------------        ------           ------          -------        ----------
1997.............................................        1.0394           1.1166          1.0779           1.1165
1998.............................................        1.1160           1.2090          1.1605           1.2085
1999.............................................        1.2074           2.2000          1.8207           1.8090
2000.............................................        1.7230           1.9840          1.8301           1.9510
2001.............................................        1.9380           2.7880          2.3527           2.3120
2002.............................................        2.2730           3.9450          2.9235           3.5400

-----------------------------------
Source: Federal Reserve Bank of New York


     Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs. We will make any distributions with respect to our preferred shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares on the Brazilian stock exchanges where they are traded. Exchange rate fluctuations may also affect our results of operations. See "--Risk Factors--Risks Relating to Brazil--Exchange rate instability may adversely affect our financial condition and results of operations."

Risk Factors

Risks Relating to CEMIG

     We are controlled by the State Government

     We are controlled by the State Government, which owns 51% of our outstanding common shares. Although the State Government controls us, it has not adopted any laws directly affecting our operations. However, the State Government has the right to vote the majority of our voting common shares, which currently includes the power to:

     o   elect the majority of our directors; and

     o determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends.

     Our operations have had and will continue to have an important impact on the development of business, industry and social conditions in Minas Gerais. The State Government has from time to time in the past directed, and may in the future direct, us to engage in certain activities and make certain expenditures designated primarily to promote the social, political or economic goals of the State Government and not necessarily with a view to our profitability. In the event that the State Government pursues policies, objectives or strategic directions for us with which you disagree, you and other shareholders will not have the voting power to block these actions and policies.

     In addition, while certain constitutional safeguards exist with respect to relations between the State Government and the Federal Government, there can be no assurance that the Federal Government will not take administrative, legislative or other actions that have an adverse impact on the State Government, and in turn on our results of operations.

     Effective control of CEMIG is subject to judicial challenge

     In connection with the purchase in 1997 of approximately 33% of our common shares by Southern Electric Brasil Participacoes Ltda., or Southern, a joint venture, the State Government entered into a shareholders' agreement with Southern, granting Southern control over certain significant corporate decisions. In 1999, the State Government filed a lawsuit seeking to nullify the shareholders' agreement on constitutional grounds. In August 2001, after several rulings and appeals, the Minas Gerais State Court of Appeals ruled that the shareholders' agreement is null and void. However, this ruling has been appealed to a superior court and therefore, effective control of CEMIG remains subject to judicial challenge. As a result, Southern could retroactively challenge the legitimacy of certain decisions taken by our Board of Directors while these legal proceedings are pending. See "Item 8. Financial Information--Legal Proceedings--Shareholders' Agreement" and "Item 10. Additional Information--Material Contracts--Shareholders' Agreement, dated June 18, 1997, between the State Government and Southern."

     Difficulties relating to the restructuring of our operations could adversely affect our business

     Historically, we have been a vertically integrated electric power company, combining generation, transmission and distribution operations in one operating entity. However, the concession agreements we signed in 1997 with the Federal Government's Departamento Nacional de Aguas e Energia Eletrica (National Department of Water and Electrical Energy), or DNAEE, the predecessor to ANEEL, the agency that regulates the energy sector, require us, as well as other vertically integrated electric power companies in Brazil, to separate our generation, transmission and distribution operations into distinct operating units. Pursuant to these concession agreements, we would organize these units into three separate subsidiaries, each wholly owned by CEMIG, and each of which would conduct our previously integrated generation, transmission and distribution operations. See "Item 4. Information on the Company--Organizational Structure and Unbundling." Under the new structure, each operating subsidiary would be required to operate independently and in compliance with rate, service, network and other regulations applicable to its particular business unit. Because we are a state-controlled company, specific state legislation, in addition to shareholder approval, is required in order for us to create these new subsidiaries.

     We are unable to predict the effect of this reorganization on our business. Although we believe that the separation of our electric energy business into three separate subsidiaries would allow us to enhance operating strategies and efficiencies, at this time we are not able to estimate the impact of the restructuring on our financial condition and results of operations. In particular, compliance by each subsidiary with market-specific rate, tax and other regulations and the effects of competition in each subsidiary's respective market segment may adversely impact our results of operations in ways that we cannot foresee. For example, we believe that revenue taxes payable by generation and distribution units may, on a consolidated basis, result in higher revenue taxes than we pay currently as an integrated power company.

     In 2001, ANEEL imposed a fine of R$4 million upon us because we did not comply with the restructuring requirements on a timely basis. However, because the restructuring requires approval by our shareholders and specific legislation by the State Government, we believe that we should not be responsible for any non-compliance with the restructuring requirements and, for this reason, we formally requested that ANEEL extend for 12 months the unbundling deadline. On September 20, 2001, ANEEL granted us an extension until September 21, 2002 to complete the unbundling process and on October 31, 2001, ANEEL annulled the previously issued fine. We did not meet the September 21, 2002 deadline for completion of the unbundling process and as a result, on November 11, 2002, ANEEL imposed a fine of R$5.5 million upon us. However, for the reasons set forth above, we believe we should not be responsible for any non-compliance with the restructuring requirements and, for this reason, on November 28, 2002, we appealed ANEEL's fine. For the same reason, we have not recorded any reserve for this fine. Nevertheless, we may be forced to pay this fine as well as additional fines or penalties imposed by ANEEL, which may have an adverse effect on our results of operations.

     Notwithstanding the information in the preceding paragraphs, due to recent public statements by the Federal Government, we expect that the Federal Government will modify the regulatory framework of the energy sector in the near term and, as a result, the restructuring of vertically integrated electric power companies may no longer be required. If the restructuring requirements are eliminated, we would request that ANEEL amend our concession agreements to remove the restructuring clauses and we would terminate our restructuring plans. However, no assurance can be given that the Federal Government will so modify the regulatory framework of the energy sector or that we will no longer be required to restructure our operations.

     Delays in the expansion of our facilities may significantly increase our costs

     We are currently engaged in the construction of additional hydroelectric plants and the evaluation of other potential expansion projects. Our ability to complete an expansion project on time, within a determined budget and without adverse economic effects, is subject to a number of risks. For instance:

     o we may experience problems in the construction phase of an expansion project;

     o we may face regulatory or legal challenges that delay the initial operation date of an expansion project;

     o our new or modified facilities may not operate at designated capacity or may cost more to operate than we expect; and

     o we may not be able to obtain adequate working capital to finance our expansion projects.

     If we experience these or other problems relating to the expansion of our electricity generation, transmission or distribution capacity, our ability to sell electric energy in amounts in line with our projections may be harmed and we may be exposed to increased costs. Consequently, we may fail to produce the revenues we anticipate in connection with such expansion projects.

     We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds

     We are subject to stringent environmental regulations. Changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could adversely affect us. See "Item 4. Information on the Company--Environmental Matters" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Environmental Regulations" in Annex A.

     Our operations are supervised by governmental agencies that are responsible for the implementation of environmental laws and policies. These agencies could take action for our failure to comply with their regulations. These actions could include the imposition of fines and revocation of licenses and concessions. Although changes in Brazilian laws and regulations apply only prospectively under Brazilian law, it is possible that the relevant governmental agencies will impose additional regulations or will seek a more stringent interpretation of existing regulations that would require us to spend additional funds on environmental matters.

     Brazilian law might permit claims against our shareholders for damages we cause to the environment

     Brazilian Federal Law No. 9,605 of February 12, 1998 provides that the corporate structure of a company may be disregarded if that structure impedes recovery of damages for environmental liabilities. Accordingly, we cannot assure you that, in the case of a claim for environmental damages under this law, liabilities would not be imposed against our shareholders. Although we are not aware of any successful assertion of claims against shareholders under this law, we cannot give assurance that this will not happen.

     We are currently operating without insurance policies

     Our insurance policies that covered damages to our plants caused by fire and risks such as equipment failures expired on December 31, 2001. We are in the process of soliciting bids from insurance carriers for new insurance policies to cover these risks. We also do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods, for business interruption risk or for operating system failures.

     Although we have not experienced significant losses arising from the aforementioned risks, should losses or other liabilities relating to these risks occur prior to our entry into relevant insurance policies covering these risks, we may incur significant costs. In addition, even after we obtain insurance policies for fire and operational risks, we may incur significant unexpected costs relating to liabilities that are not covered by these policies, including consequential damages suffered by our customers as a result of interruptions in power distribution or liabilities that exceed the limits of our insurance coverage. These events could have a material adverse effect on our financial condition and results of operations. See "Item 10. Additional Information--Insurance."

     We may not be able to collect a significant receivable from the State Government

     Prior to 1993, electric utilities in Brazil were guaranteed a rate of return on investments in assets used to provide electric service to customers, the rates charged to customers were uniform throughout the country, and profits from more profitable utilities were reallocated to less profitable ones so that the rate of return for all companies would equal the national average. Shortfalls experienced by most electric utilities in Brazil were accounted for in each company's special account known as the CRC Account. When the CRC Account and the guaranteed return concept were abolished, concessionaires with positive balances were permitted to offset such balances against their liabilities to the Federal Government.

     After all of our eligible payables and debt to the Federal Government had been offset against our CRC Account balance, we entered into an agreement with the State Government in May 1995 to transfer the obligation to pay the balance of our CRC Account from the Federal Government to the State Government in return for a promissory note from the State Government payable in monthly installments plus interest. The agreement relating to this transfer, known as the CRC Account Agreement, requires the State Government to make monthly payments to us over twenty years with an initial three-year grace period for interest and principal payments. Interest on the amount payable under the CRC Account Agreement accrues at a rate of 6% per year plus inflation adjustments. Interest commenced accruing on May 2, 1995, and deferred interest during the initial three-year grace period was capitalized.

     The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002 and has not made any payments to date in 2003. In order to address the settlement of these outstanding amounts, we have undertaken extensive negotiations with the State Government. To date, these negotiations have resulted in the execution of two amendments to the CRC Account Agreement. These amendments divided the outstanding amounts due into two parts.

     One amendment restructures past due amounts with original due dates from April to December 1999 and from March 2000 to December 2002. We can offset the amounts due under this amendment, which totaled R$451 as of December 31, 2001, against payments of dividends and interest on capital that we are required to make to the State Government as our shareholder.

     The other amendment covers installments under the CRC Account Agreement originally due January 1, 2003 through May 1, 2015, representing approximately R$754 million as of December 31, 2001. Since this amendment did not include any guarantees that would assure the realization of the amounts due thereunder, we recorded a related loss provision in the amount of approximately R$754 million as of December 31, 2001. See note 3 to our consolidated financial statements. Each of the amendments to the CRC Account Agreement is described more fully under "Item 10. Additional Information - Material Contracts."

     We are continuing to negotiate with the State Government and the Federal Government in respect of the receivables due under the CRC Account Agreement; however, given the State Government's history of missing payments under this obligation, no assurance can be given that any of the installment payments under this amendment will be paid when due or at all. Furthermore, no assurance can be given that additional loss provisions in the respect of this receivable will not be recorded in future periods.

     Relatively few customers account for a disproportionately large share of our revenues

     The majority of the energy we sell is purchased by large industrial customers. Our industrial customers are engaged in the steel, non-ferrous metal, ferroalloy, mining, cement and automotive sectors. For the year ended December 31, 2001, our ten largest industrial customers accounted for approximately 12% of our revenues and approximately 24% of the total quantity of electricity sold by us. Our industrial customers, in the aggregate, accounted in the year ended December 31, 2001 for approximately 60% of our total volume of electrical power sales and approximately 40% of our revenues. For more detailed information on our customers, see "Item 4. Information on the Company--Customers and Billing--Customer Base."

     While we have long-term contracts with substantially all of our major customers, any disruption in existing customer relationships could have a material adverse effect on our results of operations. For example, it is possible that a number of our large industrial clients may become self-power producers, or SPPs, in order to obtain the right to generate electricity for their own use. In April 2002, our largest industrial client in 2001 became an SPP. See Item 4. "Information on the Company--Customers and Billing." In addition, when these customers' contracts with us expire, the regulatory system being implemented in the Brazilian electricity sector will allow these customers to contract with other electric utilities, traders or directly with generators provided that such customers can be classified as free customers (those customers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more).

     The granting of certain concessions to our large industrial clients and the ability of our large industrial clients to contract with other entities could adversely affect our results of operations. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Competition" in Annex A. In addition, a slowdown in the manufacturing sector could reduce the energy demands of some of our major industrial customers, which could have a material adverse effect on our results of operations.

     Our revenue may suffer as a result of the introduction of competition into the energy market

     In order to permit the gradual introduction of competition into the energy market and to protect market participants from exposure to volatile spot prices, in 1998 ANEEL implemented a transition period during which time purchases and sales of energy on the Mercado Atacadista de Energia Eletrica (Wholesale Energy Spot Market), or MAE, have been made through regulated contracts, known as initial contracts, with the prices and volumes of such contracts approved by ANEEL. This transition period expires in 2005.

     From 2003 to 2005, the volume of electricity subject to such regulation and allowed to be purchased and sold pursuant to the initial contracts will be reduced by 25% per year. The deregulated energy will be bought and sold by distribution concessionaires through public auctions in accordance with Federal Law No. 10,438, dated April 26, 2002, Federal Law No. 10,604, dated December 17, 2002, and Decree No. 4,562, dated December 31, 2002. Deregulated energy that is not bought or sold through public auction may be bought or sold through power purchase agreements with terms of less than 6 months. Deregulated energy that is not bought or sold through public auction or the limited term power purchase agreements may be purchased on the MAE. During this period, the total amount of energy bought or sold pursuant to public auction or limited term power purchase agreements may not exceed 5% of the electric energy market of public service concessionaires in any given month.

     Distributors of electricity are also required to have 95% of the energy they contract to parties who use the electric power for their own needs, which we refer to as final customers, guaranteed by energy from their own plants or power purchase agreements. Although we may still contract with affiliates without the need for public auction, we still must comply with certain self-dealing limitations implemented by ANEEL. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Competition" in Annex A.

     We cannot assure you that we will be able to enter into enough power purchase agreements to satisfy the 95% guarantee with respect to energy we contract to final customers. In addition, we cannot assure you that the costs associated with any power purchase agreements that we must enter into will be passed on to our customers. As a result, our revenue may suffer.

     We are uncertain as to the renewal of our concessions

     We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. The Brazilian Constitution requires that all concessions relating to public services must be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Federal Government adopted certain laws and regulations, known collectively as the Concessions Law, governing such bidding procedures in the electricity sector. In accordance with the Concessions Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government.

     In light of the degree of discretion granted to the Federal Government by the Concessions Law with regard to renewal of existing concessions, and given the lack of long-standing precedents with respect to the Federal Government's exercise of such discretion and interpretation and application of the Concessions Law, we cannot give you any assurance that additional concessions will not be lost or that concessions will not have to be renewed on terms that may be less favorable than those currently in effect. See "Item 4. Information on the Company--Competition--Concessions" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Concessions" in Annex A. In addition, it is possible that our large industrial clients that become SPPs may obtain certain concessions, which could adversely affect our results of operations.

     Our concessions may be revoked

     We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. ANEEL may impose any of the following penalties on us in the event that we fail to comply with any provision of our concession agreements:

          o fines ranging from 0.1% to 2% of our annual gross revenues, depending on the severity of the noncompliance;

          o temporary suspension from participating in public bidding processes to obtain new concessions, permissions or authorizations from ANEEL, as well as from contracting with governmental agencies;

          o  administrative intervention; and

          o  revocation of our existing concessions.

     In addition, a concession agreement may be terminated by encampacao (government expropriation) for public interest purposes. In such a case, all assets, rights and privileges transferred to the concessionaire by the Federal Government under the terms of the concession agreement would revert to the Federal Government and the concession-holder would be indemnified to a degree for its investments in such assets.

     The Federal Government revoked one concession we formerly held with respect to a generation facility because we had not begun construction of the facility on a timely basis as specified in the concession agreement. In addition, in February 2002, a concession that we were initially awarded in November 2001 with respect to the construction and operation of the Traira II hydroelectric power plant was cancelled by ANEEL because ANEEL claimed that we had not complied with certain conditions to receive the award.

     We cannot give you any assurance that our concessions will not be revoked, cancelled, or expropriated. The revocation, cancellation or expropriation of any of our concessions could have an adverse effect on our financial condition, results of operations and business prospects.

     We are unable to predict the impact of a rapidly changing regulatory environment on our business and results of operations

     In recent years, the Federal Government has undertaken policies that have had a far-reaching impact on the Brazilian energy sector and, in particular, the electric power industry and electric power markets. In a sector that was once dominated by Brazilian federal and state-controlled energy companies that maintained proprietary pricing power in what were, essentially, closed markets, ANEEL has adopted policies and regulations designed to encourage privatization of companies in the sector, open market pricing, separate vertically integrated generation, transmission and distribution companies, and facilitate competition in regional and local distribution markets where concessionaires previously had operated on an exclusive basis in their concession markets.

     We expect that a number of regulatory initiatives will be implemented between 2003 and 2005. During this period, progressive price deregulation is being introduced into the Brazilian distribution (retail end user) market and retail electricity distributors will be able to compete with us in our existing distribution markets, return on capital formulas will be introduced that govern the applications of energy suppliers to increase or change rates applicable to customers and a national electricity market will act as a clearinghouse for energy purchases and sales by generation companies that need to fill purchase requirements or sell surplus output at rates determined by the market. In addition, the Federal Government established the Comite de Revitalizacao do Modelo do Setor Eletrico (the Electric Power Sector Revitalization Committee) in June 2001 to alleviate problems in the electric power sector resulting from the power rationing measures implemented by the Federal Government, as well as years of reduced investment in the sector. Since its establishment, the Electric Power Sector Revitalization Committee has proposed several measures that are intended to, among other things, improve the rules applicable to the electric power sector, increase electric power generation and facilitate competition. See "The Brazilian Electricity Sector" in Annex A.

     Additionally, since our electricity rates are subject to regulatory review or approval, we may be impacted by changes in the application or interpretation of regulatory provisions including, but not limited to: changes in the determination, definition or classification of costs to be included as reimbursable or pass-through costs; changes in the definition or determination of controllable or non-controllable costs; changes in the definition of events which may or may not qualify as changes in economic equilibrium; changes in the timing of rate increases or other changes in the regulatory determinations under relevant concessions or state or federal regulatory provisions; and/or unwillingness of regulatory bodies to take required actions or retrenchment or delay in taking actions.

     Recently, the Federal Government indicated that it intends to amend certain aspects of the regulatory framework of the energy sector in order to reduce rates applicable to final customers. Although no official announcement has been made, we expect that an announcement regarding these changes may be made by June 2003. These changes and other regulatory changes might have an adverse effect on our financial condition, future results of operations and business prospects.

     The Federal Government-mandated electricity rationing program in Brazil during 2001 resulted in a reduction in our revenues. In late 2001 we entered into an agreement with the Federal Government whereby a special rate adjustment was allowed in order to reimburse us for revenue losses incurred during the rationing period. At the end of 2001 we recorded deferred regulatory assets of R$259 million, a portion of which is computed based upon our anticipated collections during the initial 24-month period of this rate increase. If the amount of these anticipated collections proves to be inaccurate, we may be required to take an impairment charge in respect of our deferred regulatory assets, which charge would also have an adverse effect on our net income.

     We may not be able to complete our proposed capital expenditure program

     We plan to spend approximately R$3.3 billion during the period from 2002 through 2005 on the construction of new power installations and the refurbishment and maintenance of existing power plants and transmission and distribution systems. Our ability to carry out this capital expenditure program is dependent upon a variety of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other contingencies. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give you any assurance that we will have the financial resources to complete this program.

     Difficulty in financing our capital requirements could lead to shareholding dilution

     We fund our liquidity and capital requirements primarily with cash provided by operations and, to a lesser extent, with proceeds of debt financings. We plan to continue to finance our liquidity and capital requirements in this way in the near future. However, should we experience a reduction in cash provided by operations and/or incur significant additional debt, it may be more difficult to repay such debt and we may be more likely to raise capital through the issuance of additional shares. While we have no current intention to issue additional shares, any future issuance of additional shares could result in dilution to then-existing shareholders.

     We may incur losses in connection with pending litigation and arbitration

     We are currently a party to several legal proceedings relating to civil, administrative, environmental, tax and other claims filed against us. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include reserves totaling R$319 million as of December 31, 2001 for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. In the event that our legal reserves prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have a material adverse effect on us.

     Labor-related legal claims, strikes and/or work stoppages could have a negative impact on our business

     Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into a collective bargaining agreement with the labor unions representing most of these employees.

     We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and hazardous occupation compensation. As of December 31, 2001, these employees were seeking, in the aggregate, approximately R$67.8 million in compensation, and at that date we had accrued a liability of R$54.2 million with respect to these claims. We are also defending, with Fundacao Forluminas de Seguridade Social--FORLUZ (the Forluminas Social Security Foundation), or Forluz, the entity responsible for managing our employee pension fund, a claim brought by Sindieletro, the organization representing our employees' labor unions. Sindieletro asserts that we failed to make certain allegedly obligatory cost-of-living increases in contributions to our employee pension funds. As of December 31, 2001, the plaintiff in this action was seeking R$527 million. We have not accrued any liability related to this claim because we believe that we have a meritorious defense. For a more detailed discussion of these and other labor-related proceedings, see "Item 8. Financial Information--Legal Proceedings--Labor and Pension Fund Obligations."

     Except for short periods of work stoppages during the last four years, we have not experienced any material labor unrest. Nevertheless, our operations might be interrupted by a strike in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor action. In the event of a strike, we might face an immediate loss of revenue.

     Contract disputes, strikes, legal claims or other types of conflicts relating to our employees or the labor unions that represent them may have a material adverse effect on financial results and our ability to maintain ordinary service levels or otherwise operate our business in the manner that our customers expect.

     You may not be able to enforce judgments against our directors or officers

     All of our directors and officers named in this annual report reside in Brazil. Substantially all of our assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible for you to effect service of process within the United States or other jurisdictions outside Brazil upon these persons, attach their assets, or enforce against them or us in United States courts, or the courts of other jurisdictions outside Brazil, judgments predicated upon the civil liability provisions of the securities laws of the United States or the laws of such other jurisdictions. See "Item 10. Additional Information--Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons."

Risks Relating to Brazil

     Brazilian political and economic conditions may have an adverse impact on our business and the market price of the preferred shares and ADSs

     The Brazilian economy has been characterized by volatile economic cycles and by frequent and occasionally drastic intervention by the Federal Government. The Federal Government has often changed monetary, taxation, credit, rate and other policies to influence the course of Brazil's economy. For example, the Federal Government has the authority, when a serious imbalance in Brazil's balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies.

     Rapid changes in Brazilian political and economic conditions have in the past and may in the future require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy accordingly. Future developments in the Brazilian economy, or in the policies of the Federal Government and the State Government, over which we have no control, may adversely affect our financial condition or results of operations and impact the market price of the preferred shares and ADSs.

     Brazil's President, Luiz Inacio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. We cannot predict the policies that this new administration may adopt or the effect that those policies may have on Brazilian economic conditions, investor confidence in Brazilian companies, our results of operations and/or the price of the preferred shares and ADSs. The new administration may adopt policies that contribute to the creation of an environment that is perceived to be less favorable to Brazilian business and industrial interests than the environment under former President Fernando Enrique Cardoso.

     State Government elections were also held in October 2002 and a new State Government administration was elected. The new State Government administration may also make changes or adopt policies that could undermine investor confidence and have an adverse effect on our business and/or the price of the preferred shares and ADSs.

     Accordingly, our business, financial condition and results of operations may be adversely affected by a variety of political and economic factors, including those relating to:

     o  electricity rates;

     o  price controls or rationing of electricity consumption;

     o  electricity purchase subsidies for final customers;

     o the adoption of measures to increase competition in exclusive concession areas;

     o  exchange controls;

     o  currency fluctuations;

     o  inflation;

     o  price instability;

     o  interest rates;

     o  increases in our tax burden pursuant to changes in tax policy;

     o  policies adopted by new presidential and state administrations; and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

     Inflation, and certain governmental measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities market

     Historically, Brazil has experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to curb inflation, have had in the past significant negative effects on the Brazilian economy and have contributed to heightened volatility in the Brazilian securities market. Our cash operating expenses are substantially all in reais and tend to increase with Brazilian inflation because the cost of wages and other operating expenses generally increase according to consumer prices. High inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt are higher during periods of inflation. In addition, to the extent that the rate of inflation exceeds the increases in rates that we are allowed to charge our customers, our operating margins will be adversely affected. On the other hand, if the rate of inflation in Brazil is lower than the rate of appreciation of the U.S. dollar and other foreign currencies against the real, our cost in real terms of paying interest on our foreign currency denominated debt will be higher.

     Since the introduction of the real in July 1994, Brazil's inflation rate has been substantially lower than in previous periods. Inflation, as measured by the IGP-DI, was 26.41% in 2002, 10.4% in 2001, 9.81% in 2000, 19.98% in
1999, 1.70% in 1998 and 7.48% in 1997. If Brazil experiences substantial inflation, our operating expenses and borrowing costs may increase, our profit margins may be reduced and, if investor confidence lags, the price of the preferred shares and ADSs may fall. If economic difficulties are provoked by or occur at the same time as inflation, then our revenues may also be negatively affected.

     Exchange rate instability may adversely affect our financial condition and results of operations

     Because substantially all of our revenues are denominated in reais and we have foreign currency-denominated debt and other liabilities, our results of operations may be adversely affected by devaluation of the real against such foreign currencies, including the U.S. dollar. Devaluation of the real may produce exchange losses on our debt denominated in foreign currencies. In addition, devaluation may result in additional expense relating to required U.S. dollar-denominated purchases of electricity from Itaipu Binacional, or Itaipu, the world's largest power plant jointly developed by the governments of Brazil and Paraguay. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

     In the past, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated. Since January 15, 1999, the real has been permitted to float freely. It is not possible to predict whether the Central Bank will continue to let the real float freely. Also, it is not possible to predict what impact the Federal Government's exchange rate policies may have on us. We cannot assure you that the Federal Government will not impose the band system or some other exchange rate control system in the future.

     The real depreciated by approximately 18.67% relative to the U.S. dollar in 2001 due to adverse economic developments in Argentina as well as reduced flow of capital following the September 11, 2001 terrorist attacks in the United States. In 2001, the Central Bank announced a series of defensive measures including intervention in the foreign exchange market by selling U.S. dollars and buying reais. Following the announcement, the real initially rose against the U.S. dollar but has since fluctuated significantly. On September 28, 2001, the noon buying rate was R$2.6730 per U.S.$1.00 and on December 31, 2001 the noon buying rate was R$2.3120 per U.S.$1.00. More recently, factors including the effect of Argentina's debt default in December 2001 and concerns regarding the recent presidential elections in Brazil have caused the real to lose a significant percentage of its value as measured against the U.S. dollar. On January 2, 2002, the noon buying rate for reais was R$2.3100 per U.S.$1.00. On March 21, 2003, the noon buying rate for reais was R$3.4250 per U.S.$1.00. Under the current free-floating currency exchange rate system, the real may undergo further devaluation or may appreciate against the U.S. dollar and other currencies.

     Devaluations of the real create additional inflationary pressures in Brazil that may negatively affect us. These devaluations may curtail our access to foreign financial markets and may require government intervention, including recessionary government policies. Certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market. Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the market price of the preferred shares and ADSs.

     Interest rate instability may adversely affect our financial condition and results of operations

     At December 31, 2001, we had approximately R$2,328 million in loans and financing outstanding (net of investment escrow accounts totaling R$152 million), of which approximately R$1,876 million bore interest at floating rates. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources." Interest rates in Brazil have historically been higher than in many other countries. In recent years, interest rates have been used by the Federal Government as a fiscal policy tool to avoid increased inflation and to control demand for foreign currency. Recent economic events in Brazil have resulted in additional Federal Government intervention. For example, on July 18, 2001, the Central Bank raised Brazil's benchmark interest rate to 19% from 18.25%. Although the Central Bank raised this rate each month for five consecutive months following July 2001, the Central Bank reduced the interest rate to 18.75% on February 20, 2002, to 18.50% on March 20, 2002 and to 18% on July 17, 2002. However, the Central Bank raised the interest rate to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. As of March 21, 2003, the interest rate was 26.50%.

     If interest rates continue to rise significantly, we may be subject to materially higher interest payments on our outstanding floating-rate indebtedness, which may have an adverse impact on our results of operations. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Interest Rate Risk."

     Developments in other emerging markets may adversely affect the market price of the preferred shares and ADSs

     The market price of the preferred shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions may differ from country to country, investors' reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility and a large number of market indices, including those in Brazil, have declined significantly as a result of the Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency.

     Currently, the poor economic situation in Argentina, Brazil's major trading partner (which accounted for 8.6% of Brazil's exports in 2001) represents a significant external risk to the Brazilian economy. In particular, we are concerned about Argentina's insolvency, the devaluation of the Argentina peso and its default on its public debt. While we do not have any direct business relationship with Argentina or Argentine companies, to the extent that the Argentine government is unsuccessful in preventing further economic decline, this crisis may produce harmful consequences in the Brazilian economy, potentially reducing demand for electrical energy and affecting our results of operations.

     Other instances of economic and political instability in Latin America may have an adverse affect on the Brazilian economy and on the market price of the preferred shares and the ADSs. For example, Venezuela's recent political instability and civil unrest has disrupted its business and industrial community.

     There is a risk that a continuation or worsening of these conditions in Argentina, Venezuela or other emerging markets, or similar future developments in emerging markets, could adversely affect our financial condition, our ability to raise capital when needed, as well as undermine investor confidence in securities issued by companies in Latin America, such as the preferred shares and the ADSs, causing their market price to suffer.

     Changes in the rate-setting structure applicable to Brazilian electric utilities could cause our net income to decrease

     The rate-setting structure applicable to electric utilities in Brazil has undergone several changes in recent years. Prior to 1993, electric utilities in Brazil were guaranteed a rate of return on investments in assets used to provide electric service and the rates charged to customers were uniform throughout the country. Profits from more profitable utilities were reallocated to less profitable utilities so that the rate of return for all companies would equal the national average. This rate-setting structure was modified in 1993 to require each concessionaire to submit rate proposals to ANEEL covering periods of three years, taking into account various factors such as operating and other costs, depreciation and regulatory charges and taxes. In 1994, the Federal Government, in connection with an economic stabilization plan, made further changes to the rate-setting process. Since July 1995, rates have been set on an annual basis by ANEEL, which makes its determinations on the basis of several factors, including cost of electricity purchased and other charges. Each distribution company's concession agreement also provides for an annual readjustment of rates based on certain charges and costs. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Rates" in Annex A for a more detailed description of the rate-setting process in Brazil.

     There can be no assurance that we will be able to obtain needed rate increases in the future, nor that any rate increases that we actually receive will be sufficient for us to operate at a profit. Furthermore, if the Federal Government makes further changes to Brazil's rate-setting structure that make it more difficult for us to obtain needed rate increases, our results of operations may be adversely affected.

     We currently face limitations on our ability to obtain financing

     As a state-controlled company, we are subject to restrictions under current laws and regulations in Brazil on our ability to enter into certain international financial transactions. For example, we are required to obtain approval from the Brazilian Ministry of Finance and the Central Bank prior to transactions such as bond issuances, loans or export financings when such transactions involve making payments through the purchase of foreign currency in Brazil for remittance abroad. We must follow stringent procedures in order to refinance existing debt obtained from financial institutions. In addition, financial institutions in Brazil are subject to risk exposure restrictions with regard to state governments, governmental agencies and state-controlled companies such as us. The restrictions mentioned in this paragraph have not prevented us from obtaining necessary financing although there can be no assurance that our ability to obtain financing will not be hindered by restrictions in the future.

     If we are unable to raise sufficient capital through domestic markets or if we fail to obtain the necessary approval to raise sufficient funds internationally, we may be faced with insufficient cash flows to meet our budgeted capital expenditures, causing our financial results to suffer.

     We are also subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios. These ratios are computed based on our Brazilian Corporate Law financial statements. Although we are currently in compliance with these covenants, these and other covenants could limit our ability to support our liquidity and capital resource requirements. See note 16 to our consolidated financial statements.

     Federal Government mandated power rationing and limits on our ability to provide electric service to customers may cause our net income to decrease

     Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil's significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. Decreases in electric energy consumption due to Federal Government mandated rationing and restrictions on our ability to distribute electricity resulted in a reduction in our revenue and net income in 2001. Future power rationing, resulting from low rainfall levels or otherwise, could adversely affect our financial performance in future periods.

     Governmental moratoriums or defaults may adversely affect our financial condition and the market price of the preferred shares and ADSs

     In January 1999, the State Government, our controlling shareholder, affirmatively suspended its debt repayments to the Federal Government for a period of 90 days, and the Federal Government blocked payments to the State Government in response. The State Government has complied with its payment obligations to the Federal Government since that time through contractual set-off provisions. In 2001, the State Government threatened to declare a moratorium on its debt payments to the Federal Government but did not act on this threat. As of December 31, 2001, the State Government owed approximately R$27 billion to the Federal Government.

     The risks of further default by state and municipal governments in Brazil may undermine investor confidence and have a negative effect on the Brazilian economy or the economy of the relevant region and may adversely affect our financial condition. Also, if the Brazilian economy or the economy of Minas Gerais were to be adversely affected by a default or a protracted dispute between the Federal Government and the State Government regarding political or fiscal matters, our operations and the market price of the preferred shares and ADSs may be adversely affected.

     In addition, we have a significant receivable from the State Government, which is described under "--Risks Relating to CEMIG--We may not be able to collect a significant receivable from the State Government." If the Federal Government were to suspend its payments to the State Government, our ability to collect this receivable by enforcing the security interest given to us relating to certain payments from the Federal Government to the State Government would be adversely affected and our financial condition could suffer.

     Terrorist attacks against the United States and actions taken by the United States and others could adversely affect global economic conditions and our business

     The terrorist attacks on September 11, 2001 depressed economic activity in the United States and globally, including in Brazil. It is not certain how long these economic conditions will continue. Although the extent of the impact remains unclear, it has already resulted in:

     o  increased short-term volatility in the market price of securities;

     o  a significant decline in corporate earnings estimates;

     o substantial losses in important industries, including the air transport and insurance industries; and

     o  a significant erosion of consumer confidence.

     If additional terrorist attacks occur, the war by the United States against Iraq is prolonged or a war is declared by others and continues, economic conditions in the United States and internationally may deteriorate. Our business, financial condition and results of operations may be materially and adversely affected as a result of any such actions. These events could also cause the market price of the preferred shares and the ADSs to suffer.

Risks Relating to the Preferred Shares and ADSs

     The preferred shares and ADSs generally do not have voting rights

     In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the ADSs, are not entitled to vote at our shareholders' meetings, except in very limited circumstances. This means, among other things, that you, as a preferred shareholder, are not entitled to vote on corporate transactions, including mergers or consolidations of us with other companies.

     Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs

     You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Federal Government imposed remittance restrictions for approximately three months in late 1989 and early 1990. Restrictions like these would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, from reais into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Federal Government will not take similar measures in the future. See "Item 3. Key Information--
Exchange Rates."

     Exchanging ADSs for the underlying preferred shares may have unfavorable consequences

     The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless you obtain your own certificate of registration under Resolution No. 2,689 of January 26, 2000, of the Brazilian Conselho Monetario Nacional, or National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and Comissao de Valores Mobiliarios (the Brazilian securities regulatory body), or the CVM. In order to complete this process, the investor will usually need to have a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the depositary bank's certificate of registration, subject to certain conditions. See "Item 10. Additional Information--Taxation--Brazilian Tax Considerations."

     We cannot assure you that the depositary bank's certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional Brazilian restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future.

     The relative volatility and illiquidity of the Brazilian securities market may adversely affect you

     Investing in Latin American securities, such as the preferred shares or the ADSs, involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, such as, among others:

     o changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, with respect to their investments; and

     o restrictions on foreign investment and on repatriation of capital invested.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bolsa de Valores de Sao Paulo -- BOVESPA, or Sao Paulo Stock Exchange, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately US$124.04 billion as of December 31, 2002 and an average monthly trading volume of approximately US$4.1 billion for 2002. In comparison, the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of US$9.74 trillion as of December 31, 2002 and an average monthly trading volume of approximately US$859.26 billion for 2002.

     There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 48.6% of the aggregate market capitalization of the Sao Paulo Stock Exchange as of December 31, 2002. The top ten stocks in terms of trading volume accounted for approximately 56.5% of all shares traded on the Sao Paulo Stock Exchange in 2002. See "Item 9. The Offer and Listing--Trading Market."

     You may receive reduced dividend payments if our net income does not reach certain levels

     Under the Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. In addition, our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 10% of the par value of our shares or 3% of the book value of our shares. If our net income is negative or insufficient in a fiscal year, our management may recommend at the annual shareholders' meeting in respect of that year that the payment of the mandatory dividend should not be made. However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares (other than public and governmental holders) in the event that mandatory distributions were not made for a fiscal year. See "Item 8. Financial Information--Dividend Policy and Payments" for a more detailed discussion.

     Holders of the ADSs have less well-defined shareholders' rights than holders of shares in U.S. companies

     Our corporate affairs are governed by our by-laws and by the Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. Your rights to protect your interests relative to actions taken by our Board of Directors or by our controlling shareholder may be less well defined and less well supported by established rules and judicial precedents than under the laws of certain jurisdictions outside Brazil.

     Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities market is not as highly regulated and supervised as the U.S. securities market or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-developed and enforced in Brazil than in the United States, potentially disadvantaging holders of the preferred shares and ADSs.

     Shares eligible for future sale may adversely affect the market price of the preferred shares and the ADSs

     Sales of a substantial number of shares or the perception that such sales could take place could adversely affect the prevailing market price of the preferred shares and ADSs. As a consequence of the issuance of new shares or sales by existing shareholders, the market price of the preferred shares and, by extension, the ADSs, may decrease significantly.

     You may not be able to exercise preemptive rights with respect to the preferred shares

     You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

     Recent amendments to the Brazilian Corporate Law may negate the State Government's liability for our ADS obligations in certain circumstances

     On October 31, 2001, the President of Brazil enacted Law No. 10,303, which amended certain provisions of the Brazilian Corporate Law, including provisions applicable to state-controlled companies like us. Law No. 10,303, which became effective on March 1, 2002, revoked the provision of the Brazilian Corporate Law that provided for contingent liability of controlling shareholders of state-controlled companies for debts. Accordingly, the State of Minas Gerais, as our controlling shareholder, will not be contingently responsible for any of our debts and obligations created after February 28, 2002. Nevertheless, Law No. 10,303 should not relieve controlling shareholders of any liability for obligations incurred prior to the effective date of Law No. 10,303. While we do not believe that Law No. 10,303 will affect the State Government's contingent liability for our obligations relating to the ADSs, there can be no assurance that Brazilian courts will reach the same conclusion.

     In addition, pursuant to Law No. 10,303, we are no longer immune from falencia (similar to U.S. bankruptcy proceedings). In fact, if we become insolvent, we will be subject, as a debtor, to either concordata (debt restructuring) or falencia. For more information regarding amendments to the Brazilian Corporate Law, see "Item 10. Additional Information--Amendments to the Brazilian Corporate Law."

Item 4. Information on the Company

Organization and Historical Background

     We were organized in Minas Gerais on May 22, 1952 as a sociedade de economia mista (a state-controlled mixed capital company) with limited liability and indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree 3,710 of February 20, 1952. Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. Our main telephone number is (55-31) 3299-3711.

     We are the largest concessionaire of electric power generation, distribution and transmission in Minas Gerais. We operate our generation, transmission and distribution businesses pursuant to concession agreements with the Federal Government. Until 1997, we had individual concessions for each of our generation facilities and for various regions within our distribution area. On July 10, 1997, we entered into new concession agreements with ANEEL that consolidated our various generation concessions into one agreement and our several distribution concessions into four distribution concessions covering the northern, southern, eastern and western regions of Minas Gerais. On the same date, we also entered into a new concession agreement with ANEEL with respect to our transmission operations.

     At December 31, 2001, we generated electricity at 40 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed capacity of 5,675 MW. At the same date, we owned and operated 3,080 miles of transmission lines and 210,547 miles of distribution lines. We hold concessions to distribute electricity in 96.4% of the territory of Minas Gerais.

     The Brazilian electricity sector is undergoing extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subjected to increased competition. For a more detailed description of regulatory changes that we expect to affect our business, see "The Brazilian Electricity Sector--Legal and Regulatory Matters" in Annex A.

     Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies. In 1986, we created Companhia de Gas de Minas Gerais--GASMIG, or Gasmig, as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais.

     Additional Minas Gerais state legislative changes enacted in 1997 authorized us to participate in non-energy activities that can be carried out using our operating assets. In January 1999, we incorporated Empresa de Infovias S.A., or Infovias, a telecommunications, Internet and cable television joint venture with AES Forca e Empreendimentos Ltda., part of the AES Corporation group. In 2002, we purchased AES Forca e Empreendimentos Ltda.'s interest in Infovias. We also provide consulting services and have entered into consulting agreements with electricity companies in several countries.

Brazil's Energy Market

     General

     The Brazilian electricity sector consists primarily of separate generation, transmission, and distribution activities within a few vertically integrated companies traditionally owned by the federal or state governments. During the last four years, many of the state-controlled companies have been privatized in an effort to promote efficiency and competition in the sector. The Federal Government has often declared its goal to convert the electric power sector into a private sector. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Privatization" in Annex A.

     Regulation

     The Brazilian electricity industry is regulated by ANEEL. ANEEL's responsibilities include, among others, (i) granting and supervising concessions for electricity generation, transmission and distribution, (ii) establishing regulations for the electricity sector, including the approval of electricity rates, (iii) overseeing and auditing the activities of electric power concessionaires, and (iv) implementing and regulating the use of electricity, in the form of both thermal and hydroelectric power. In order to establish competition and to ensure short-term power supply to the market in Brazil upon deregulation of the power industry, the Federal Government created the MAE which functions as an electricity spot market.

     The electricity industry in Brazil reached a critical point in 2001, as the result of a series of regulatory, meteorological and market-driven problems. The combined effects of growth in demand for electricity, decreased rainfall and Brazil's significant dependence on hydroelectric generating capacity led to shortages of electricity to meet expected demand in certain regions of Brazil. In addition, the MAE had a poor performance record due to an inability to resolve commercial disputes. As a result, the Federal Government, effective as of June 2001, implemented the Electricity Rationing Plan. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Restrictions and Rationing" in Annex A.

     During the Electricity Rationing Plan, an issue arose regarding the regulated contracts established prior to the movement to privatize generation companies in Brazil, which are known as the initial contracts. ANEEL defined the prices and volumes for the initial contracts, which were entered into by all electricity generation and distribution companies, including us. Each initial contract includes an annex, referred to as Annex V, which contains a mathematical formula designed to reduce the impact on generators during times when reservoir levels are low and spot electricity prices are high (such as during the Electricity Rationing Plan) by reducing the generators' contractual volume obligations to distributors. However, these volume obligation reductions generally have not been sufficient and generators have been required to fulfill the remaining portion of their reduced contractual obligations to distributors with a payment calculated under the terms of Annex
V. This payment provides compensation to distributors for the shortfall in actual electricity delivered by generators and serves to partially offset the distributors' reductions in operating income.

     In order to restore the economic equilibrium provided for by the initial contracts, an industry-wide agreement was reached. This agreement, known as the Acordo Geral do Setor Eletrico, or the General Agreement of the Electricity Sector, applies to our generation and distribution businesses. See notes 2(r) and 4 to our consolidated financial statements. The General Agreement of the Electricity Sector seeks to remedy the income losses incurred by both generation and distribution businesses in Brazil as a result of the Electricity Rationing Plan. The General Agreement of the Electricity Sector provides, among other things, that:

     o  initial contracts will be amended to eliminate Annex V provisions;

     o distribution companies are entitled to recover rationing-related losses through an extraordinary consumer rate increase beginning in January 2002 that will be in force for an average period of 72 months;

     o thermoelectric power plants dispatched in order to fulfill the contractual requirements of the hydroelectric power plants are to be paid at the spot price by the hydroelectric power plant generators (up to a price cap), with final customers paying the difference between the spot price and the allowed price cap through rate increases; and

     o distribution companies will use proceeds from the extraordinary rate increase to pay approximately 97% of the amounts originally payable under the initial contracts in order to provide the generation companies with recovery of their contractually allowed revenue amounts.

     In addition, the General Agreement of the Electricity Sector provided a resolution to a long-standing regulatory issue related to a portion of the distribution rates known as Parcel A costs. Parcel A costs are the portion of the regular rate calculation formula, which provides for the recovery of certain costs that are not within the control of the distribution company. Through the General Agreement of the Electricity Sector, a tracking account was established in order to compensate distribution companies for losses due to variation in Parcel A costs that occurred between regular rate adjustment dates. Parcel A costs include the following: power purchase and transport costs from Itaipu; fuel usage quota costs; charges for the use of the rede basica, or basic transmission network; and certain other regulatory charges. See note 4(b) to our consolidated financial statements. The General Agreement of the Electricity Sector was set forth in Provisional Measure No. 14, dated December 21, 2001, and approved through Law No. 10,438 on April 26, 2002.

     For a more detailed discussion of the regulatory environment in which we operate, see "Item 5. Operating and Financial Review and Prospects--Power Rationing and Government Measures to Compensate Electric Utilities" and "The Brazilian Electricity Sector" in Annex A.

     Rates

     Electric rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in response to changes in energy purchase costs and market conditions. As discussed above, ANEEL, through the General Agreement of the Electricity Sector, has provided for extraordinary rate increases to compensate distribution companies for losses incurred as a result of the Electricity Rationing Plan. Each distribution company's concession agreement also provides for an annual readjustment of rates based on certain regulatory charges, costs of electricity purchased for resale, costs for the use of hydroelectric resources and transmission costs. In addition, every five years the rates chargeable by distribution companies to final customers are adjusted based on a formula, which contains a productivity factor referred to as the "X factor." The X factor is intended to permit ANEEL to adjust the rates so that consumers may share in the distribution company's realization of increased operating efficiencies. The revision, however, is entirely within ANEEL's discretion. The next adjustment of the X factor is scheduled to be made in April 2003.

     ANEEL has also issued regulations that govern access to the transmission system and establish transmission rates. The rates to be paid by distribution companies, generators and independent customers for use of the interconnected power system are reviewed annually. The review takes into account the revenues that are permitted of transmission concessionaires pursuant to their concession agreements. For more detailed information regarding the rate-setting structure in Brazil, see "The Brazilian Electricity Sector--Legal and Regulatory Matters--Rates" in Annex A.

     Concessions

     Under the Brazilian Constitution, companies seeking to construct or operate a generation, transmission or distribution facility in Brazil are required to apply for an authorization or a concession from ANEEL, which is generally granted through a public bidding process. Concessions grant exclusive rights to generate electricity in a particular plant, and transmit or distribute electricity in a particular area for a specified period of time, generally 35 years for new generation concessions, 30 years for new transmission and distribution concessions, and 20 years for the renewal of existing concessions. For more detailed information regarding concessions, see "The Brazilian Electricity Sector--Legal and Regulatory Matters--Concessions" in Annex A.

     Land Acquisition

     The concessions granted to us by the Federal Government do not include a grant of the land upon which the plants are located. Electricity concessionaires in Brazil typically have to negotiate with the individual landowners to obtain needed land. However, in the event that a concessionaire is unable to obtain needed land in this way, such land may be condemned for the concessionaire's use through specific legislation. In cases of governmental condemnation, the concessionaires may have to participate in negotiations relating to the amount of compensation with landowners and the resettlement of communities to other locations. Our resettlement policy has generally resulted in the settlement of condemnation disputes.

Organizational Structure and Unbundling

     Currently, our electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. Pursuant to our main concession agreements, however, we are required to restructure our business (after obtaining the necessary legal authorization), resulting in the "unbundling" of our generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. Because the State Government is our majority shareholder, state legislation approving the restructuring must be adopted (in addition to the shareholder approval that must be obtained) before the unbundling takes place. On March 2, 2001, a bill was submitted to the Minas Gerais legislature proposing the restructuring, but this legislation has not yet been approved.

     This unbundling process would result in a new organizational structure in which each of our generation, transmission and distribution businesses would conduct its operations as a separate, wholly owned subsidiary of CEMIG. Each of these newly created companies would be organized under the laws of Brazil. Because each subsidiary would be wholly owned by us, our shareholders' effective voting power with respect to these new subsidiaries would remain, in each case, proportional to the voting power held by such shareholders in CEMIG. In December 2000, ANEEL agreed with the general terms of our plan to restructure our three major activities into one generation company, one transmission company and one distribution company.

     Because we did not complete the reorganization process prior to the end of the year 2000 as stipulated in our concession agreement, ANEEL fined us in the amount of R$4 million. However, we formally requested that ANEEL extend for 12 months the unbundling deadline and, on September 20, 2001, ANEEL granted us an extension until September 21, 2002 to complete the unbundling process. On October 31, 2001, ANEEL annulled the previously issued fine. We did not meet the September 21, 2002 deadline for completion of the unbundling process and as a result, on November 11, 2002, ANEEL imposed a fine of R$5.5 million upon us. However, on November 28, 2002, we appealed ANEEL's fine because the restructuring requires specific legislation by the State Government (in addition to the shareholder approval that must be obtained) and, as such, we believe we should not be responsible for any non-compliance with the restructuring requirements or any fines or penalties associated therewith.

     Notwithstanding the information in the preceding paragraphs, due to recent public statements reported by the news media by the Federal Government, we expect that the Federal Government will modify the regulatory framework of the energy sector in the near term and that, as a result, the restructuring of vertically integrated electric power companies may no longer be required. If the restructuring requirements are eliminated, we would request that ANEEL amend our concession agreements to remove the restructuring clauses and we would terminate our restructuring plans. See "Risk Factors--Risks Relating to CEMIG--Difficulties relating to the restructuring of our operations could adversely affect our business."

Business Overview

     General

     We generated at our own plants approximately 42% of the total energy sold by us during 2001, and we purchased the balance from third parties. We are required, like other Brazilian electric utilities, to purchase electricity from Itaipu in an amount determined by the Federal Government based on our electricity sales. See "--Generation and Purchase of Electric Power--Purchase of Electric Power--Itaipu." In addition, we purchase energy from other concessionaires and the interconnected power system. See "--Generation and Purchase of Electric Power--Purchase of Electric Power--Interconnected Power System." We also purchase energy generated by SPPs and independent power producers, or IPPs, that are located within our concession area. As part of our distribution activity, we deliver the energy that we purchase from the aforementioned sources to our final customers and the interconnected power system. We also deliver energy generated by the SPPs and IPPs at their own facilities.

     The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

                                                                                    Year ended December 31,
                                                                           ------------------------------------------
                                                                              2001           2000            1999
                                                                           ----------     ---------       -----------
Electricity generated by CEMIG...........................                    18,957         29,928          28,653
Electricity generated by SPPs............................                     1,003          2,005           1,531
Electricity generated by Ipatinga(1).....................                       344            301               -
Electricity generated by Sa Carvalho(2)..................                       325             27               -
Electricity purchased from Itaipu........................                    11,935         13,967          13,909
Electricity purchased from the interconnected
   power system and other concessionaires................                    14,420          2,851           2,039
Electricity delivered to final customers.................                    34,279         37,242          35,639
Electricity delivered to SPPs............................                     1,323          1,618           1,403
Electricity delivered to Ipatinga(1).....................                       344            301               -
Electricity delivered to Sa Carvalho(2)..................                       325             27               -
Electricity delivered to the interconnected power system
   and other concessionaires.............................                     7,120          5,767           5,413
Losses(3)................................................                     3,593          4,124           3,677

--------------------
(1) This refers to Usina Termica Ipatinga S.A. See " - Generation and Purchase of Electric Power - Generation Subsidiaries."
(2) This refers to Sa Carvalho S.A. See " - Generation and Purchase of Electric Power - Generation Subsidiaries."
(3) Energy losses are cumulative for the periods ending on the dates specified and occur primarily in the ordinary course of transmission and distribution of electric energy and, to a lesser extent, as a result of illegal connections and for other reasons. See "--Energy Losses."

     Generation

     At December 31, 2001, we were the fourth largest electric power generation concessionaire in Brazil as measured by total installed capacity. At December 31, 2001, we generated electricity at 40 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed generation capacity of 5,675 MW, of which hydroelectric plants accounted for 5,503 MW, thermoelectric plants accounted for 171 MW and our wind farm accounted for 1 MW. Seven of our hydroelectric plants accounted for approximately 89% of our installed electric generation capacity in 2001. We supplied approximately 84% of the electricity consumed in Minas Gerais during 2001. During the year ended December 31, 2001, we generated 55% of the electricity we delivered to final customers.

     Transmission

     We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to final customers. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the national transmission grid regulated by the Operador Nacional do Sistema (National System Operator), or ONS. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Regulatory Agencies" in Annex A. As of December 31, 2001, our transmission network in Minas Gerais consisted of 1,347 miles of 500 kV lines, 1,196 miles of 345 kV lines and 537 miles of 230 kV lines, as well as 30 substations with a total of 85 transformers and an aggregate transformation capacity of 13,642 MVA.

     Distribution

     We have an exclusive distribution concession in Minas Gerais for customers that demand less than 3 MW of electricity at voltage levels lower than 69 kV. Our concession area covers approximately 219,022 square miles, or 96.4% of the territory of the state. As of December 31, 2001, we owned and operated 210,547 miles of distribution lines, through which we supplied electricity to more than 5.4 million customers. At December 31, 2001, we were the second largest electricity distribution concessionaire in Brazil in terms of GWh sold to final customers. Of the electricity we supplied to end users as of December 31, 2001, 61% was to industrial customers, 19% was to residential customers, 9% was to commercial customers and 11% was to rural and other customers.

     Other Businesses

     While our main business consists of the generation, transmission and distribution of electric power, we also engage in the business of distributing natural gas in Minas Gerais through our consolidated, majority-owned subsidiary Gasmig. In addition, we currently have a 99.92% interest (49.44% interest as of December 31, 2001) in Infovias, a company created for the purpose of providing a fiber-optic and coaxial cable network installed along our transmission and distribution lines through which telecommunications, Internet and cable television services can be provided. We are also engaged in the international consulting business and count several electric utilities in foreign countries as clients in this area.

     Revenue Sources

     The following table shows the revenues attributable to each of our principal revenue sources for the periods indicated:

                                                                                     Year ended December 31,
                                                                           ------------------------------------------
                                                                               2001           2000            1999
                                                                           ------------    ----------     -----------
Electricity sales to final customers.....................                     4,587          4,478           3,678
Regulatory extraordinary rate adjustment.................                       789             --              --
Electricity sales to the interconnected power system.....                       517            145              63
Use of basic transmission network........................                       154            139              71
Natural gas sales........................................                       116             80              50
Services rendered........................................                        24             38              32
Other....................................................                        10              6              11
                                                                           ------------    ----------     -----------
Total....................................................                     6,197          4,886           3,905
                                                                           ============    ==========     ===========

Generation and Purchase of Electric Power

     Generation

     At December 31, 2001, we owned and operated, with our subsidiaries, 44 power plants, 40 of which were hydroelectric, three of which were thermoelectric and one of which was a wind farm. At the same date, the installed capacity of our hydroelectric plants, our thermoelectric plants and our wind farm was 5,503 MW, 171 MW and 1 MW, respectively, comprising an aggregate installed capacity of 5,675 MW.

     The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2001:

                                          Installed                             Year          Installed
                                           Capacity      Assured Energy(1)    Commenced        Capacity     Date Concession
Facility                                    (MW)          (average MW)       Operations      % of Total        Expires
---------------------------------         ----------    -----------------    -----------     -----------   ---------------
Major Hydroelectric Plants
     Sao Simao...................           1,710            1,207.00            1978             30.2        January 2015
     Emborcacao..................           1,192              559.00            1982             21.0           July 2005
     Nova Ponte..................             510              301.00            1994              9.0           July 2005
     Jaguara.....................             424              329.00            1971              7.5         August 2013
     Miranda.....................             408              180.00            1998              7.2       December 2016
     Tres Marias.................             396              243.00            1962              7.0           July 2015
     Volta Grande................             380              250.00            1974              6.7       February 2017
     Salto Grande................             102               71.00            1956              1.8           July 2015
     Sa Carvalho.................              78               58.00            2000(2)           1.4       December 2024
     Itutinga....................              52               27.00            1955              0.9           July 2015
     Camargos....................              46               17.00            1960              0.8           July 2015
     Porto Estrela...............              39(3)            18.60(3)         2001              0.7           July 2032
     Igarapava...................              30(4)            18.31(4)         1999              0.5       December 2025
     Piau........................              18                8.00            1955(2)           0.3           July 2015
     Gafanhoto...................              14                6.68            1946              0.2           July 2015
Smaller Hydroelectric Plants.....             104               61.80               -              1.8               -
Thermoelectric Plants
     Igarape.....................             131               93.00            1978              2.3          August 2004
     Ipatinga....................              40                -               2000              0.7        December 2014
     Formoso.....................               0.4              0.22            1992              0.0           Indefinite
Wind Farm........................               1                0.30            1994              0.0               -
                                          ----------    -----------------    -----------     -----------   ---------------
Total............................           5,675            3,448.98               -            100.0%              -
                                          ==========    =================    ===========     ===========   ===============

------------------

(1) Assured Energy is the plant's long-term average output, as established by ANEEL in accordance with studies conducted by the ONS. Calculation of Assured Energy considers such factors as reservoir capacity and connection to other power plants. Contracts with final customers and other concessionaires do not provide for amounts in excess of a plant's Assured Energy.
(2)  Indicates our acquisition date.
(3)  Represents our interest in the Porto Estrela plant (33.3%).
(4)  Represents our interest in the Igarapava plant (14.5%).

     The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

                                                                 Circuit Length of Generation Lines in Miles
                                                                (from power plants to generation substations)
                                                               --------------------------------------------------
                                                                             As of December 31,
------------------------------------------------------      -----------------------------------------------------
Capacity of Connection Lines                                   2001                  2000                 1999
------------------------------------------------------      ---------------  -------------------  ---------------
500  kV...............................................          4.3                   4.3                  4.3
345  kV...............................................          0.6                   0.6                  0.6
138  kV...............................................          4.9                   4.9                  4.9
34.5 kV...............................................         21.7                  21.7                 21.7
                                                            ---------------  -------------------  ---------------
Total.................................................         31.5                  31.5                 31.5
                                                            ===============  ===================  ===============

                                                                    Step-Down Transformation Capacity(1)
                                                                          of Generation Substations
                                                               --------------------------------------------------
                                                                             As of December 31,
------------------------------------------------------      -----------------------------------------------------
                                                               2001                  2000                 1999
------------------------------------------------------      ---------------  -------------------  ---------------

Number of step-down substations.......................           47                   47                    47
MVA...................................................        6,130                6,130                 6,130

------------------
(1) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

     Generation Subsidiaries

     We have formed the following wholly owned subsidiaries to operate certain of our generation facilities and to hold the related concessions:

     Usina Termica Ipatinga S.A. We operate the Ipatinga thermoelectric plant through our subsidiary Usina Termica Ipatinga S.A. This plant is an SPP operated with Usiminas, a large Brazilian steel manufacturer. The plant supplies power to a large steel mill owned by Usinas Siderurgicas de Minas Gerais S.A.--USIMINAS, or Usiminas located in eastern Minas Gerais. We acquired the Ipatinga plant in 2000 for R$90 million from Usiminas as payment for outstanding power supply debts. We have signed a power purchase agreement with Usiminas for power produced at Ipatinga. The plant currently has an installed capacity of 40 MW, generated by two units that began operating in 1984 and that use blast furnace gas as fuel.

     Sa Carvalho S.A. We operate the Sa Carvalho hydroelectric power plant, located on the Piracicaba River in the municipality of Antonio Dias in the State of Minas Gerais, through our subsidiary Sa Carvalho S.A., which we acquired in 2000 for R$87 million from Companhia de Acos Especiais Itabira--ACESITA, or Acesita, a steel company. This acquisition was funded by an issuance of debentures by a special trust, which we are obligated to repay. We plan to repay these debentures with the proceeds of a power purchase agreement that we entered into with Acesita in 2000.

     CEMIG Capim Branco Energia S.A. We formed CEMIG Capim Branco Energia S.A. to develop the Capim Branco Energy Complex in partnership with Companhia Vale do Rio Doce--CVRD, or CVRD, a mining company, Comercial e Agricola Paineiras, an agricultural company, and Companhia Mineira de Metais, a metallurgic company. The project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacities of 240 MW and 210 MW, respectively. These power plants will be built on the Araguari River in the western part of Minas Gerais and will cost about R$623 million. As of November 30, 2002, we had invested R$12.1 million in feasibility studies related to this project and our partners will reimburse us for this expense. Construction of the Capim Branco Energy Complex is expected to begin in 2003. Commercial generation at Capim Branco I is expected to begin in September 2005.

Commercial generation at Capim Branco II is expected to begin in February 2006. The concessions relating to these plants expire on July 31, 2036.

     Usina Termeletrica Barreiro S.A. We formed Usina Termica Barreiro S.A. to participate, in partnership with Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, utilizing blast furnace gas and pitch as fuel. The construction of the plant, located on Vallourec & Mannesmann's property in the Barreiro section of the city of Belo Horizonte in Minas Gerais, began in April 2002. We are responsible for the procurement, construction, operation and maintenance of the plant and will provide 100% of the required investments, which are expected to total approximately R$23 million. As of November 30, 2002, we had invested R$4.3 million in this project. Vallourec & Mannesmann will provide the facilities, supply the fuel and sign a power purchase agreement to assure a guaranteed return on investment to us. Generation is scheduled to begin in July 2003.

     Horizontes Energia S.A. We formed Horizontes Energia S.A. to generate and trade electricity as an IPP through the commercial operation of the following of our smaller hydroelectric plants: the Machado Mineiro Power Plant (the Machado Mineiro Power Plant is located on the Pardo River in the municipalities of Aguas Vermelhas and Sao Joao do Paraiso in the State of Minas Gerais and has an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (the Salto do Paraopeba Power Plant is located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais and has an installed capacity of 2.37 MW); the Salto Voltao Power Plant (the Salto Voltao Power Plant is located in the Chapecozinho River in the town of Xanxere in the State of Santa Catarina and has an installed capacity of 6.76 MW); and the Salto do Passo Velho Power Plant (the Salto de Passo Velho Power Plant is located on the Chapecozinho River in the town of Xanzere in the State of Santa Catarina and has an installed capacity of 1.66 MW), as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025 and the concessions relating to the other plants expire on October 4, 2030. Horizontes Energia S.A. has not yet commenced operations.

     CEMIG PCH S.A. We formed CEMIG PCH S.A. to generate and trade electric energy as an IPP. CEMIG PCH S.A. has not yet commenced operations.

     Expansion of Generation Capacity

     Our capital investment plan submitted to ANEEL currently contemplates increasing the installed generation capacity of our hydroelectric facilities by 1,448 MW during the next five years through the construction of new power plants and the expansion of existing plants. New generation projects have concession periods of 35 years, beginning on the date of the concession agreement. The construction of the Capim Branco I and Capim Branco II hydroelectric power plants and the Barreiro thermoelectric power plant, discussed under "--Generation Subsidiaries" above, constitute a part of our capital investment plan. The following is a brief description of the other planned projects, the completion of which are subject to various contingencies, certain of which are beyond our control:

     Queimado Hydroelectric Power Plant. Our partner in this project is Companhia Energetica de Brasilia, or CEB, a state-controlled electricity company. CEB has a 17.5% interest and we have the remaining 82.5%. Construction on this project, which will have an installed capacity of 105 MW and cost R$156 million, began on August 10, 2000. As of November 30, 2002, we had invested R$101.8 million in this project. We expect commercial generation to begin in April 2003. The plant is located on the Preto River, encompassing areas in the states of Minas Gerais and Goias and in Brazil's Federal District. The concession relating to this plant expires on December 17, 2032.

     Funil Hydroelectric Power Plant. The Funil power plant, with an installed capacity of 180 MW, is being built in the upper course of Grande River, in southern Minas Gerais. Construction began on September 1, 2000 and commercial generation of the first unit began in December 2002. Commercial generation with respect to the second and third units is expected to begin in the first half of 2003. We have a 49% interest in this project and our partner, CVRD, has a 51% stake. The total cost of this plant is expected to be R$242 million. As of November 30, 2002, we had invested R$94.1 million in this project.

     Aimores Hydroelectric Power Plant. The Aimores power plant, to be constructed on the Doce River, will have an installed capacity of approximately 330 MW and will cost an estimated R$454 million. We have a 49% interest in this enterprise and our partner, CVRD, has a 51% interest. Construction began in May 2001 and commercial generation is scheduled to begin in December 2003. As of November 30, 2002, we had invested R$148.3 million in this project. The concession relating to this plant expires on December 19, 2035.

     Irape Hydroelectric Power Plant. The Irape power plant, which will have an installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais. Construction began in April 2002 and commercial generation is expected to begin in August 2005. The total investment is expected to be R$756 million. As of November 30, 2002, we had invested R$138.1 million in this project.

     Pai Joaquim Small Hydroelectric Power Plant. This 23 MW project, consisting of the construction of a new power plant and the reassembly of the existing Pai Joaquim powerhouse, requires an estimated investment of R$48 million. As of November 30, 2002, we had invested R$13.9 million in this project. Construction began in April 2002 and we expect that the project will be completed in December 2003. This power plant was decommissioned in 1990, at which time it had an installed capacity of 6.7 MW.

     Projects Under Consideration

     Sulminas Thermoelectric Power Plant. We are evaluating the possibility of participating in the construction and operation of Sulminas, a thermoelectric power generation project in southern Minas Gerais. Sulminas will have an installed capacity of approximately 500 MW and will utilize natural gas from Bolivia as fuel. Sulminas is part of the Programa Prioritario de Termoeletricas (the Brazilian Thermoelectric Priority Program), a Federal Government program aimed at increasing the electricity supply in Brazil by more than 15,000 MW through the installation of 49 thermoelectric plants in 18 Brazilian states by 2004. The Sulminas project will cost an estimated R$610 million. Generation is scheduled to begin in December 2004. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     Igarape II Thermoelectric Power Plant. We are conducting feasibility studies with respect to the proposed Igarape II thermoelectric plant, located within the Igarape I facility in Juatuba, a municipality in Belo Horizonte. The expansion would include the installation of two new gas turbines at the plant, which, in addition to the existing steam turbine, will increase the current installed capacity of the plant to 327 MW from 131 MW. We would provide 100% of the required investments, which are expected to total R$338 million. Generation is scheduled to begin in December 2004.

     Co-generation Joint Ventures with Customers

     We intend to enter into joint ventures with industrial customers to develop co-generation facilities. These facilities would be built on customers' premises and would generate electricity using fuel supplied by the customers' industrial processes. Each co-generation project would be funded in part through an agreement with the particular customer to purchase the electricity generated in that customer's facility. We would assume the responsibility for operating and maintaining the co-generation facility.

     Wind Farm

     Morro do Camelinho, our wind farm, began operating in 1994. It is located in Gouveia, a municipality in northern Minas Gerais. This project is the first wind farm in Brazil to be connected to the national electricity transmission grid. It has a total generation capacity of 1 MW, powered by four turbines with a capacity of 250 kW each. Morro do Camelinho was built through a technical and scientific cooperation arrangement with the government of Germany. The cost of the project was US$1.5 million, with 51% of the cost provided by us and the remaining 49% provided by the government of Germany.

     Purchase of Electric Power

     During the year ended December 31, 2001, we purchased 11,935 GWh of electricity from Itaipu, which represented approximately 34% of the electricity we sold to final customers. In addition, during the same period, we purchased 14,420 GWh of electricity from the interconnected power system and other concessionaires, which represented approximately 41% of the electricity we sold to final customers.

     Itaipu. Itaipu is the largest operating hydroelectric plant in the world, with an installed capacity of 12,600 MW. Centrais Eletricas Brasileiras S.A., or Eletrobras, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay. Brazil is required, pursuant to its 1973 treaty with Paraguay, to purchase all of the electricity generated by Itaipu that is not consumed by Paraguay. In practice, Brazil generally purchases more than 95% of the electricity generated by Itaipu.

     We are one of 15 electric power companies operating in the South, Southeast and Center West Regions of Brazil that are jointly required to purchase all of Brazil's portion of the electricity generated by Itaipu. The Federal Government allocates Brazil's portion of Itaipu's power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. We are currently required to purchase approximately 17% of the total amount of electricity purchased by Brazil from Itaipu. We are required to purchase Itaipu's energy at rates fixed to defray Itaipu's operating expenses and payments of principal and interest on Itaipu's dollar-denominated borrowings and the cost of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rate may be transferred to the final customer upon approval by ANEEL.

     Interconnected Power System. We also purchase electricity from the interconnected power system, a national interconnected power grid designed to optimize electricity generation in Brazil. Electric power generation companies in Brazil, including us, are required to transfer excess energy into the interconnected power system, where it then becomes available for purchase by other power companies. The transferor receives a payment in reais for the energy transferred at a rate which reflects only the operating cost associated with the energy and does not include profit or return on investment.

     In August 1998, ANEEL issued a resolution instituting a system whereby the purchase of energy by, and sale of energy to, wholesale distributors would be governed by bilateral initial contracts. These initial contracts are negotiated at predetermined rates and quantities approved by ANEEL. ANEEL has established the quantities to be supplied under initial contracts from 1999 to 2002. However, from 2003 to 2005, the volume of electricity allowed to be purchased and sold pursuant to the initial contracts will be reduced by 25% per year. The deregulated energy will be bought and sold by distribution concessionaires through public auctions in accordance with Federal Law No. 10,438, dated April 26, 2002, Federal Law No. 10,604, dated December 17, 2002, and Decree No. 4,562, dated December 31, 2002. Deregulated energy that is not bought or sold through public auction may be bought or sold through power purchase agreements with terms of less than 6 months. Deregulated energy that is not bought or sold through public auction or limited term power purchase agreements may be purchased on the MAE. During this period, the total amount of energy bought or sold pursuant to public auction or limited term power purchase agreements may not exceed 5% of the electric energy market of public service concessionaires in any given month.

     Distributors of electricity are also required to have 95% of the energy they contract to final customers guaranteed by energy from their own plants or power purchase agreements. Although we may still contract with affiliates without the need for public auction, we still must comply with certain self-dealing limitations implemented by ANEEL. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Competition" in Annex A.

Transmission

     Our transmission business consists of the bulk transfer of electricity from the power plants where it is generated to the distribution system, which carries the electricity to final customers. Our transmission system is comprised of transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

     In 1998, ANEEL created the ONS to oversee the transmission of electricity in Brazil and to promote a more competitive, less regulated environment. One of the main goals of the ONS is to guarantee that all participants in the electricity sector have access to the Brazilian transmission network on a non-discriminatory basis. Under ANEEL regulations, owners of different parts of the basic transmission network, Brazil's nationwide electric power transmission network, must transfer operating control of their transmission facilities to the ONS. We complied with this requirement by entering into a transmission service agreement on December 10, 1999. Pursuant to this agreement, the ONS enters into contracts with generation companies, distribution companies and free customers for use of the basic transmission network. Pursuant to the contracts between the ONS and users of the basic transmission network, the users pay us a portion of the revenues we are permitted to receive (as determined by ANEEL) pursuant to our transmission service agreement. During the year ended December 31, 2001, we recorded income totaling R$154 million as a result of this arrangement. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the transmission network requires us to pay scheduled rates to the ONS and owners of different parts of the basic transmission network. During the year ended December 31, 2001, we recorded expenses totaling R$251 million relating to payments made to the ONS and owners of different portions of the basic transmission network. See "Item 5. Operating and Financial Review and Prospects" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Rates" in Annex A.

     We transmit both the energy that we generate and the energy that we purchase from Itaipu, the interconnected power system and other sources. At December 31, 2001, we also had 112 industrial customers whom we supplied directly with high voltage (at least 69 kV per industrial customer) energy through their connections to our transmission lines. These industrial customers accounted for approximately 61% of the total volume of electricity we sold in the year ended December 31, 2001. We also transmit energy to distribution systems through the South/Southeast division of the interconnected power system.

     The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

                                                                Circuit Length of Transmission Lines in Miles
                                                          (from generation substations to distribution substations)
                                                          ---------------------------------------------------------
                                                                              As of December 31,
------------------------------------------------------    ---------------------------------------------------------
Capacity of Transmission Lines                                  2001                 2000                1999
------------------------------------------------------    -----------------   -------------------  ----------------
500 kV................................................         1,351                1,354               1,354
345 kV................................................         1,196                1,173               1,173
230 kV................................................           537                  557                 557
                                                          -----------------   -------------------  ----------------
Total.................................................         3,084                3,084               3,084
                                                          =================   ===================  ================

                                                                     Step-Down Transformation Capacity(1)
                                                                         of Transmission Substations
                                                          ---------------------------------------------------------
                                                                              As of December 31,
                                                          ---------------------------------------------------------
                                                                2001                 2000                1999
                                                          -----------------  --------------------  ----------------
Number of step-down substations.......................            30                   29                  29
MVA...................................................        14,263               13,917              13,892

------------------
(1) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

     Expansion of Transmission Capacity

     In accordance with the new regulatory framework in the Brazilian electricity sector, concessions for the expansion of the electricity transmission infrastructure in Brazil are awarded according to a public bidding system.

     Itajuba 3. In June 2000, ANEEL awarded us the concession to build and operate Itajuba 3, a 600 MVA step-down transmission substation in Minas Gerais in the first bidding process concerning a transmission substation ever held by ANEEL. Construction began in October 2000 and is scheduled to be completed in the first half of 2003. The substation will have two transformers, each rated 300 MVA, will have a step-down capacity of 500 - 138 kV and will be connected to the basic transmission network through two 500 kV transmission lines. We expect to invest up to R$75 million in this project. As of November 30, 2002, we had invested R$72.2 million in this project.

     Itajuba 3 is strategically located to relieve the strain on the transmission system in the southern part of Minas Gerais. It will supply the regional distribution network, doubling the installed step-down transformation capacity for that region. We expect Itajuba 3 to increase considerably the efficiency and reliability of our transmission system and its ability to supply new customers.

     Vespasiano 2. In October 2001, ANEEL awarded us the concession to build and operate the Vespasiano 2 Substation near Belo Horizonte. Construction began in October 2001 and is scheduled to be completed during the first quarter of 2003. Upon completion, this substation will have two transformers rated 300 MVA, each with a step-down capacity of 500 - 138 kV. This substation will be connected to the basic transmission network through a transmission line and will supply additional energy to the central region of Minas Gerais. We expect to invest up to R$65 million in this project. As of November 30, 2002, we had invested R$20 million in this project.

     Bom Despacho 3. ANEEL awarded us the concession to build and operate the Bom Despacho 3 Substation in February 2002. This substation will be built in the town of Bom Despacho, 150 km from Belo Horizonte and is scheduled to be completed by the second quarter of 2004. The goal of this project is to increase the reliability of the basic transmission network in the Southeast Region of Brazil. This substation will improve the operation of our system and supply 100 MVA of reactive energy to the system, which will improve the quality of the electricity in our system and in the basic transmission network. We expect to invest up to R$69 million in this project. As of November 30, 2002, we had invested R$67 million in this project.

     We believe that our transmission system will need to be reinforced and expanded through the construction of new substations and transmission lines within the next five years. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

Distribution

     Our distribution operations consist of the transfer of electricity from distribution substations to final customers. Our distribution network is comprised of a widespread network of overhead and underground lines and substations with voltages less than 230 kV. We supply electricity to smaller industrial customers at the higher end of the voltage range and residential and commercial customers at the lower end of the range.

     From January 1, 1997 through December 31, 2001, we invested approximately R$1,567 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

     As of December 31, 2001, we provided electricity to a geographic area encompassing 96.4% of Minas Gerais and served more than 5.4 million customers, representing approximately 99.4% and 81.8% of Minas Gerais's urban and rural populations, respectively. During 2001, we connected 270,784 new customers to our distribution network, including customers connected through our rural and urban electrification programs. As of December 31, 2001, our distribution network consisted of 506,171 distribution transformers and 344 distribution substations, with total distribution lines measuring 210,547 miles, compared to 204,110 miles at December 31, 2000. At December 31, 2001, we were the second largest electricity distribution concessionaire in Brazil in terms of GWh sold to final customers.

     The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

                                                                Circuit Length of Distribution Lines in Miles
                                                             (from distribution substations to final customers)
                                                            -----------------------------------------------------
                                                                             As of December 31,
----------------------------------------------------        -----------------------------------------------------
Capacity of Distribution Lines                                   2001                 2000                 1999
----------------------------------------------------        -----------------   ----------------    --------------
161 kV..............................................               34.2                30.3                 30.3
138 kV..............................................            6,430.0             6,456.0              6,319.2
69 kV...............................................            2,938.4             2,611.7              2,714.4
34.5 kV + Others....................................              615.8(1)            866.9                880.6
                                                            -----------------   ----------------    --------------
Total  .............................................           10,018.4             9,964.9              9,944.5
                                                            =================   ================    ==============


                                                                Circuit Length of Distribution Lines in Miles
                                                             (from distribution substations to final customers)
                                                            -----------------------------------------------------
                                                                             As of December 31,
----------------------------------------------------        -----------------------------------------------------
Type of Distribution Lines                                       2001                 2000                 1999
----------------------------------------------------        -----------------   ----------------    --------------
Overhead urban distribution lines...................           33,818.4            32,984.9             31,521.2
Underground urban distribution lines................              194.1               190.8                189.5
Overhead rural distribution lines...................          166,542.2           160,969.5            153,935.9
                                                            -----------------   ----------------    --------------
Total  .............................................          200,554.7           194,145.2            185,646.6
                                                            =================   ================    ==============

                                                                     Step-Down Transformation Capacity(2)
                                                                         of Distribution Substations
                                                            -----------------------------------------------------
                                                                              As of December 31,
                                                            -----------------------------------------------------
                                                                 2001                 2000                 1999
                                                            -----------------   ----------------    --------------
Number of substations...............................              344(3)             293                   291
MVA  ...............................................            7,860.3            7,983.0               7,880.7

--------------------
(1) The decrease in the circuit length of these lines was due to the removal of certain lines in eastern Minas Gerais as a result of the conversion of
     34.5 kV lines to 69 kV lines.
(2) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(3) The significant increase in the number of distribution substations is a result of the revised definition of distribution substation in accordance with present Brazilian electricity sector legislation. Step-down substations with voltages less than 230 kV connected to and registered as generation assets are now considered to be part of our distribution business, while the step-up portion of these substations remain classified as generation substations.

     Expansion of Distribution Capacity

     Our distribution expansion plan for the next five years is based on projections of market growth. We anticipate that this growth will be fueled by new customer connections, increases in electricity usage among our existing customers and additional electricity distribution needs from new IPP projects. According to applicable law, IPPs have the right to use our distribution network upon payment of certain fees. During the next five years, we anticipate connecting approximately 745,000 new urban customers and 163,000 rural customers. In order to accommodate this growth, we expect that we will need to add 360,000 medium-voltage poles, 1,122 miles of transmission lines and 20 step-down substations to our distribution network, increasing the network's installed capacity to 1,540 MVA. Over the next five years, we expect to invest approximately R$1.8 billion to expand our distribution system. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     We have adopted a rural electricity development program sponsored by the Federal Government called "Lumiar." Our plan is to use Lumiar to attain our goal of supplying electricity to 100% of the rural customers in Minas Gerais by 2007. This will require an investment of approximately R$457 million, which will be partially funded by the rural municipalities and consumers that will benefit from the program. We are also involved in the "Luz Solar" project, which uses solar power to facilitate the lighting of remote schools, community centers and rural residences where our power lines do not yet reach. Our rural development programs will be funded partially by credit programs created by the Federal Government and the State Government.

Energy Losses

     Energy losses affect our financial results because the lost energy would otherwise have been distributed to final customers or other concessionaires in return for payment. Energy losses are divided into two basic categories: technical losses and commercial losses.

     Technical losses account for approximately 97% of our energy losses. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy through the 3,085 miles of transmission lines and 210,573 miles of distribution lines that we operate.

     Our technical losses increased in both 1999 and 2000. These increases resulted in part from modifications to ANEEL's loss computation methodology that were made in July 1999. These modifications shifted the recording of energy losses occurring in the basic transmission network from the generation company level to the transmission and distribution company levels. Consequently, energy losses relating to the transportation of energy generated by Itaipu and energy transferred between concessionaires to fulfill short-term requirements are now apportioned among electricity distribution companies, including us.

     We attempt to minimize technical losses by performing rigorous and regular evaluations of the quality of our electricity supply. We routinely upgrade and expand our transmission and distribution systems in order to maintain quality and reliability standards, and consequently, reduce technical losses. In addition, we operate our transmission and distribution systems at certain specified voltage levels in order to minimize losses. As a result, our technical losses decreased in 2001.

     Commercial losses account for the remaining 3% of our energy losses and result from fraud, illegal connections, metering errors and meter defects. These losses accounted for 0.3% of the electricity that we sold during 2001. In order to minimize commercial losses, we regularly take preventative actions, including:

     o  inspection of customers' meters and connections;

     o  modernization of metering systems;

     o  training of meter-reading personnel;

     o  standardization of meter installation procedures;

     o  installation of meters with quality control warranties;

     o  customer database updating; and

     o  development of a theft-protected distribution network.

     Additionally, we are developing a new program designed to help detect and measure controllable losses in all parts of our distribution system, from the transmission substation to final customers. We expect this program to be in place in 2003.

Customers and Billing

     Customer Base

     Our distribution business' customers, all of whom are located within our concession area in Minas Gerais, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural;

and other (including governmental and public entities). During the year ended December 31, 2001, we sold 34,896 GWh of energy, representing R$4,587 million in revenues. These figures do not include sales to the interconnected power system and other concessionaires.

     For the 12 months ended December 31, 2001 as compared to the 12 months ended December 31, 2000, the volume of electric power sold by us to industrial, residential, commercial, rural and other customers decreased by 4.0%, 14.5%, 8.8%, 6.2% and 8.1%, respectively, reflecting reduced energy consumption due to the Federal Government-mandated electricity rationing during 2001.

     The following table provides information regarding the number of our customers as of December 31, 2001 and consumption by customer category for the years ended December 31, 2001, 2000 and 1999:

                                                                                        Consumption (GWh)
                                                                             -------------------------------------
                                          Number of
                                         customers at                                     Years ended
         Customer Category               December 31,                                     December 31,
--------------------------------      -------------------    -----------     -------------------------------------
                                             2001                2001                2000                1999
                                      -------------------    -----------     -------------------   ---------------
Industrial  ...................              68,105            21,351(1)            22,247(1)          20,805(1)
Residential  ..................           4,429,005             6,475                7,576              7,448
Commercial  ...................             540,442             3,269                3,584              3,334
Rural  ........................             322,493             1,572                1,676              1,633
Own consumption  ..............              -                     52                   62                 61
Other  ........................              52,025             2,229                2,425              2,358
                                      -------------------    -----------     -------------------   ---------------
Total  ........................           5,412,070            34,948               37,570             35,639
                                      ===================   ============     ===================   ===============

--------------------

(1) Includes consumption by Sa Carvalho and Ipatinga, which consume all of the energy that they produce.

     In 2001, we added 270,784 customers, representing growth of 5.3% compared to 2000, through the expansion of our transmission and distribution systems.

     The largest portion of the energy we sell is purchased by large industrial customers. At December 31, 2001, 112 of our industrial customers had high voltage electrical energy supplied through direct connections to our transmission lines. These customers constituted 48% of our total volume of electrical power sales during the twelve-month period ended December 31, 2001, and approximately 27% of our revenues. In the same period, our ten largest industrial customers accounted for nearly 24% of energy consumed. None of our ten largest customers is owned by the State Government or by the Federal Government.

     As of December 31, 2001, we had entered into standard power purchase agreements with 3,498 of our industrial customers, of which 546 customers had demand above 500 kW. Our standard power purchase agreement with industrial customers has a duration of three or five years and contains a minimum demand clause that requires the customer to pay for the contracted demand, which represents the system capacity reserved for that customer, as well as the customer's actual consumption. We believe that this billing method provides us with a relatively stable source of revenue.

     The following table shows our industrial energy sales volumes by type of industrial customer as of December 31, 2001:

                                                                                             Consumption as a
                                                                                            Percentage of Total
                                                              Energy Sales Volume         Industrial Energy Sales
                  Industrial Customers                               in GWh                       Volume
------------------------------------------------------        --------------------        -----------------------
Steel industry........................................               4,408                          20.65
Ferroalloy industry...................................               3,765                          17.63
Non-ferrous metal industry............................               2,690                          12.60
Mining industry.......................................               2,052                           9.61
Cement industry.......................................               1,087                           5.09
Automotive industry...................................                 530                           2.48
Others................................................               6,819                          31.94
                                                              --------------------        -----------------------
Total.................................................              21,351                         100.00%
                                                              ====================        =======================


         The following table sets forth the names and related industries of our ten largest customers in 2001:

                          Ten Largest Customers
 (listed in order of total GWh of electricity purchased from us in 2001)                       Industry
--------------------------------------------------------------------------         ---------------------------------
Alcoa Aluminio S.A.- ALCOA...........................................                          Aluminum
Usinas Siderurgicas de Minas Gerais S.A.- USIMINAS ..................                           Steel
White Martins Gases Industriais S.A..................................                          Chemical
Companhia Paulista de Ferroligas.....................................                        Ferroalloys
Alcan Aluminio do Brasil S.A.- ALCAN.................................                          Aluminum
Companhia Brasileira de Carbureto de Calcio - CBCC...................                        Ferroalloys
Companhia Ferro Ligas de Minas Gerais - MINASLIGAS...................                        Ferroalloys
Rima Eletrometalurgia S.A............................................                        Ferroalloys
Belgo Mineira Participacoes Ind. Com. S.A............................                           Steel
Ligas de Aluminio S.A.- LIASA........................................                        Ferroalloys

     Alcoa Aluminio S.A., or ALCOA, our largest customer in 2001 in terms of total GWh of electricity purchased, became an SPP in April 2002 and now generates electricity for its own use at a power plant located outside of Minas Gerais that it constructed for this purpose. Consequently, ALCOA is no longer one of our large industrial customers.

     Billing

     Our monthly billing and payment procedures for electricity supply vary by customer category. Our large customers with direct connections to our transmission network are billed on the same day their meters are read. Payment is required within five days after delivery of the bill. Other customers receiving high and medium voltage electricity (approximately 8,000 consumers supplied at a voltage level equal to or greater than 2.3 kV or connected by underground distribution lines, with the exception of public sector entities) are billed within two days of their meter reading and payment is required within five days after delivery of the bill. Our remaining customers are billed within seven days of their meter reading and payment is required within 10 days after delivery of the bill or 15 days after delivery of the bill in the case of public sector entities. Bills are prepared from meter readings or on the basis of estimated consumption.

     At December 31, 2001, we were owed approximately R$170 million in overdue bills, originating from approximately 1.6 million accounts, representing 3.7% of our 2001 sales. Of this amount, R$71 million related to bills overdue for less than or equal to 30 days. As of December 31, 2001, we had accrued R$54 million as an allowance for doubtful accounts, representing 32% of the overdue amounts. Based on our past experience, the significant majority of delinquent customers pay their overdue bill prior to disconnection of their electricity supply. There are no legal restrictions on our ability to disconnect customers in default.

     Seasonality

     Our sales are affected by market seasonality. Usually, an increase in consumption by industrial and commercial customers occurs in the third quarter due to increases in industrial and commercial activity. In addition, there is generally an increase in usage across all customer categories during the summer due to the increase in temperatures. Certain figures representing quarterly consumption by final customers (not including our own consumption) from 1998 through the third quarter of 2002, in GWh, are set forth below:

Year                                    First Quarter      Second Quarter       Third Quarter      Fourth Quarter
----------------------------------     ----------------  ------------------   -----------------  -----------------
1998.........................                8,766              8,976                9,186              8,741
1999.........................                8,306              9,034                9,217              9,021
2000.........................                8,923              9,364                9,572              9,649
2001.........................                9,602              9,613                7,800              7,881
2002.........................                8,295              9,074                9,114                 --


     Consumption by final customers during the third and fourth quarters of 2001, as compared to the same periods in 2000, decreased as a result of the Federal Government-mandated electricity rationing measures.

Competition

     Competition and Large Customers

     As a result of recent legislation, it may be possible for other distributors to offer electricity to some of our existing customers at prices lower than those we are able to charge. Furthermore, the recently adopted Concessions Law requires distribution and transmission companies to permit third parties to use their lines and ancillary facilities to transmit electricity upon payment of a toll (the methodology for the regulation of which has yet to be defined by the Federal Government) and enables certain large electricity customers to contract with other suppliers for the supply of electricity. As a result, large consumers of electricity now have several distribution alternatives, such as:

     o  connecting their own direct lines to a generation company;

     o paying a toll to a distribution and transmission company while negotiating a supply contract with a generation company;

     o  negotiating a contract with a distribution company; and

     o  self-generating.

     In addition, the Federal Government proposals with respect to the revitalization of the electric sector provide that free customers (those that are not prohibited from acquiring energy from sources other than concessionaires of public services) in our concession area that choose to contract for their energy supply with us will be entitled to purchase up to 25% of the energy they consume through public auctions to be conducted by the Federal Government, rather than through initial contracts. For more information with respect to these revitalization measures, see "The Brazilian Electricity Sector--Legal and Regulatory Matters--Competition" in Annex A.

     Other than ALCOA, we are not aware of any large customers in the state of Minas Gerais that plan to contract directly with generators other than us or that plan to self-generate electricity. We believe that it is too early to determine the possible effect of this increased potential for competition and the proposed revitalization measures on our results of operations. However, increased competition, including the loss of several of our large customers, could potentially have a material adverse effect on our financial condition and results of operations. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Competition" in Annex A.

     The increasingly competitive environment may be favorable to us because of our experience with large industrial consumers. For more than 40 years, we have had a department exclusively dedicated to servicing large customers. Pursuant to our marketing policy, we assign managers to specific clients, allowing us to provide tailored customer service. For instance, we have developed an Internet site that large customers may use for service, information and sales. Our Internet site is the first one in Brazil through which electricity is actually sold to end-users.

     We also have fostered important relationships with several large industrial customers with whom we hope to begin co-generation activities, and we plan to continue pursuing these relationships in the future. See "--Generation and Purchase of Electric Power--Co-generation Joint Ventures with Customers."

     Concessions

     Each concession that we currently hold is subject to a competitive bidding process upon its expiration. However, in accordance with the Concessions Law, existing concessions may be renewed without a bidding process by the Federal Government for additional periods of up to 20 years upon application by the concessionaire, provided the concessionaire has met minimum performance standards and the proposal is otherwise acceptable to the Federal Government.

     In addition, it is possible that a number of our large industrial clients, like ALCOA, may become SPPs pursuant to the Concessions Law in order to obtain the right to generate electricity for their own use. The granting of certain concessions to our large industrial clients could adversely affect our results of operations.

Raw Materials

     Our principal raw materials expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process. Fuel oil consumption for the year ended December 31, 2001 represented an expense of R$75 million, which was reimbursed to us from the Conta de Consumo de Combustivel (Fuel Usage Quota Account), or CCC Account, which was created by the Federal Government to offset the higher marginal operating costs of thermoelectric plants, and to which we and other electricity concessionaires must make contributions. See "Item 5. Operating and Financial Review and Prospects" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Regulatory Charges" in Annex A. We believe that supplies of fuel oil are readily available. Although the price of fuel oil may fluctuate, we have generally been able to offset all or a portion of our increased fuel oil costs through adjustments to our rates.

Other Businesses

     Natural Gas Distribution

     Our subsidiary Gasmig was established in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. We own approximately 95% of Gasmig. The remaining shares are owned by Minas Gerais Participacoes Ltda., or MGI, the investing body of the State Government, and by the city of Belo Horizonte.

     In January 1993, the State Government granted to Gasmig an exclusive 30-year distribution concession covering all of Minas Gerais and all types of consumers. Gasmig's marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, propane, wood and charcoal. Gasmig currently supplies approximately one million cubic meters of gas per day, or cmd, to 69 industrial customers. Gasmig also supplies natural gas to 32 automotive natural gas stations and it began to supply natural gas to one power plant in Juiz de Fora at the end of 2001. During the year ended December 31, 2001, Gasmig distributed approximately 5% of all natural gas distributed in Brazil.

     Minas Gerais accounts for approximately 17% of the total energy consumption in Brazil. Many energy-intensive industries such as the cement, steel, ferroalloys and metallurgy industries have significant operations in the state. We estimate that total demand for natural gas in Minas Gerais will amount to nearly 13 million cmd by 2009, which exceeds the projected available supply. We also expect that the demand outside the state will grow. In addition, the recent completion of a natural gas pipeline between Brazil and Bolivia provides a significant source of natural gas, enabling Gasmig to better meet demand. Gasmig's key strategy is to expand its distribution network in order to serve the unsatisfied portion of the demand. Gasmig is engaged in the development of new projects to extend its distribution systems to reach customers in other areas of Minas Gerais, principally in heavily industrialized areas.

     For the year ended December 31, 2001, Gasmig had total revenues of R$115 million and net income after taxes of R$15 million.

     Telecommunications, Internet and Cable Television

     On January 13, 1999, we incorporated Infovias as a joint venture with AES Forca Empreendimentos Ltda., an affiliate of AES Corporation. Infovias has an optical fiber-based long-distance communications backbone installed along our transmission lines using optical ground wire cables. This communications backbone is connected to an access network that is based on hybrid fiber-coaxial cable technology and is deployed along our transmission and distribution lines. We lease our network infrastructure to Infovias pursuant to a 15-year operating lease agreement entered into on March 31, 2000. This agreement is still subject to approval by ANEEL. Pursuant to Brazilian telecommunications law, we also make our network infrastructure available to other telecommunications providers interested in leasing it.

     Infovias started its business operations in January 2001. The main telecommunications services provided by Infovias through its network are signal transportation and access, both for point-to-point and point-to-multipoint applications, delivered mainly to telecommunications operators and Internet service providers on a clear channel basis. Infovias is also extending its broadband Internet services, currently available in Belo Horizonte, to other cities in Minas Gerais.

     Since commencing business operations in January 2001, Infovias has provided the network for cable television service in 12 cities in Minas Gerais, pursuant to a 15-year service agreement with W@Y Brasil, one of the holders of the concession for the provision of cable television and Internet service to final customers in those cities. Under this service agreement, W@Y Brasil is to pay Infovias a percentage of the revenues originated from services delivered to approximately 12,000 final customers.

     Infovias also provides intra-company data transmission services to us. We use this service for internal communications as well as for certain communications with our customers.

     In 2001, Infovias acquired a 51% stake in W@Y TV Belo Horizonte, a cable television and Internet service provider based in Minas Gerais. We and AES Forca Empreendimentos Ltda. have invested R$30 million in this business through Infovias.

     On January 16, 2003, ANEEL sent us a notice alleging that we had failed to obtain necessary ANEEL authorization relating to our 15-year lease agreement with Infovias. ANEEL may seek to impose a fine upon us relating to this claim and may seek also to impose restrictions on its terms and conditions. See "Item 8. Financial Information--Legal Proceedings--Legal Proceedings Subsequent to December 31, 2001."

     During 2001, Infovias had operating revenues of R$2 million. Currently, we own 99.92% of the common shares of Infovias. See note 1 to our consolidated financial statements.

     Consulting and Other Services

     We provide consulting services to governments and public utility companies in the electricity sector in order to derive additional revenues from the technology and expertise we have developed through our operations. During the past eight years, we have provided such services to government agencies and utilities in ten countries, including Canada, Paraguay, Honduras and El Salvador and to the government of Panama.

     On January 9, 2002, we incorporated Efficientia S.A. to render project efficiency optimization solutions and operation and management services to energy supply facilities. We have a 100% interest in Efficientia S.A. Efficientia S.A. has not yet commenced operations.

Environmental Matters

     Our generation, transmission and distribution activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Environmental Regulations" in Annex A. The environmental authorities in the State of Minas Gerais are Fundacao Estadual do Meio Ambiente (State of Minas Gerais Environmental Foundation), or FEAM, and Conselho Estadual de Politica Ambiental (State of Minas Gerais Environmental Policy Council), or COPAM.

     We believe that we are in material compliance with applicable environmental legislation and regulations. During 2001, we invested approximately R$15 million in environmental compliance.

     Licensing

     Applicable law in Brazil requires that licenses be obtained in connection with the construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, pollutes or has the potential to cause environmental degradation or pollution. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Environmental Regulations" in Annex A.

     Generally, state governments manage the environmental licensing process for facilities that are to be built within their territories. However, the Federal Government manages the environmental licensing process for facilities that are expected to have an environmental impact on more than one state or that draw water from federal waterways.

     COPAM Regulatory Ordinance No. 17, dated December 17, 1996, provides that operational licenses shall be renewed from time to time for periods of 4 to 8 years depending on the environmental impact of the facility. Due to the provisions of Ordinance No. 28, dated January 31, 2003, of Instituto do Patrimonio Historico e Artistico Nacional (National Historical and Artistic Heritage Institute), or IPHAN, the renewal of operational licenses for hydroelectric power plants shall be conditioned on a favorable opinion of IPHAN concerning the archeological impact of the plant. Ordinance No. 28 also mandates that studies shall be conducted by operators of hydroelectric plants concerning the impact of the hydroelectric plants on the reservoirs from which they draw water. Costs may be associated with the obligation to conduct such studies and such costs may have an adverse effect on our results of operations.

     Corrective Environmental Operation Licensing

     Pursuant to Resolution No. 6, dated September 16, 1987, of the Conselho Nacional de Meio Ambiente (the Brazilian Environmental Council), or CONAMA, environmental impact assessment studies must be undertaken, and a corresponding environmental impact assessment report must be prepared, for all major electric generation facilities built in Brazil after February 1, 1986. While studies are not required for facilities built prior to February 1, 1986, such facilities must obtain corrective environmental operation licenses, which may be acquired by filing a form containing certain information regarding the facility in question.

     Federal Law No. 9,605, dated February 12, 1998, sets forth penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Measure No. 1,710 (currently Provisional Measure No. 2,163/41), which establishes the potential for project operators to enter into agreements with relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605. Accordingly, we have been negotiating with Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis (the Brazilian Institute of the Environment and Natural Renewable Resources), or IBAMA, and FEAM to obtain the corrective environmental operation licensing of all our plants that began operating prior to February 1986. Our Emborcacao, Sao Simao, Jaguara and Volta Grande hydroelectric facilities all fall into this category. IBAMA is currently analyzing the corrective licensing application we submitted on behalf of Emborcacao. We have also submitted applications on behalf of our Sao Simao, Jaguara and Volta Grande plants. We are currently waiting for IBAMA's recommendations concerning the corrective licensing of these facilities. Generation facilities located within the State of Minas Gerais fall within the jurisdiction of FEAM for purposes of corrective licensing. We have agreed with FEAM to bring our facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs in connection with any recommendations that may be made by IBAMA and FEAM.

     Fishways

     The dams at each of our hydroelectric generation facilities can put fish that inhabit the adjoining reservoirs in danger. In order to reduce the impact of these facilities on nearby fish populations, the State Government enacted State Law No. 12,488, dated April 9, 1997, which imposes measures assuring that migratory fish that pass through dams will be redirected to fishways, through which they can pass safely. As of December 31, 2001, we had fishway projects installed at our Igarape, Salto dos Moraes and Igarapava facilities.

     PCBs

     Federal regulations in Brazil require that electric system equipment requiring polychlorinated biphenyls, or PCBs, be replaced by alternative equipment that does not require PCBs. In addition, CONAMA Resolution No. 313, dated November 22, 2002, requires electric energy companies to maintain an inventory of their equipment and materials that require PCBs.

     We have begun an equipment substitution program that exceeds the requirements of this legislation. By the end of 2001, we replaced 100% of the equipment that required PCBs, and we have since incinerated all such equipment. We have spent R$5.5 million on the elimination of PCBs.

Operational Technologies

     We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

     Load Dispatch Center

     The Centro de Operacao de Sistema (System Operation Center), or COS, located at our headquarters in Belo Horizonte, is the nerve center of our operations. The COS is a data clearing house and control center that uses fiber optic and coaxial cables, microwaves and other communication technologies to monitor and coordinate our generation and transmission systems in real time, helping to guarantee the security, continuity, and quality of our energy supply. With the restructuring of the Brazilian utility sector, the COS has begun operating through the ONS, controlling and supervising 30 substations, 14 large plants and 3,125 miles of transmission lines.

     Regional Distribution Operation Centers

     Our distribution network is managed through seven Centros de Operacoes Regionais de Distribuicao (Regional Distribution Operation Centers), or CORDs. The CORDs monitor and coordinate our distribution network operations in real time. The CORDs are responsible for the supervision and control of 421 distribution substations, 200,554 miles of medium voltage distribution lines, 10,019 miles of sub-transmission lines, 3,085 miles of transmission lines and
5.4 million customers in our concession area.

     The CORDs use several operational technologies such as:

     o CONCOD, a computer system that manages customer needs such as restoration of power, switching, disconnection and inspection orders;

     o GEMINI, a geo-referenced energy management system that provides a geographic view of the entire distribution network and substations, allowing us to ascertain important information about the network such as the number of consumers that are affected by service interruptions; and

     o OMNISAT, a satellite data transmission system that provides fast, safe communications among the CORDs, our client service department and our service vehicles in the field and allows service orders to be sent instantly to special monitors in vehicles located near the site where service is needed, optimizing the efficiency of our service fleet and personnel.

     GISPLAN

     GISPLAN is a computer system that assists us in planning expansions of our operations. It can determine the geographic location of poles, transformers and other facilities, assisting us, for example, in making decisions about where and to what extent our network capacity needs to be expanded.

     Internal Telecommunications Network

     Our internal telecommunications network is one of the largest in Brazil and is comprised of a high-performance microwave system with a range of 1,400 miles, a telephone system with 135 telephone exchanges and a corporate network that integrates 5,750 microcomputers and a mobile communication system with 3,500 radio sets. We are also developing several projects in association with Infovias based on fiber-optic networks that make use of our distribution infrastructure of poles and transmission towers, aimed at integrating our internal voice, data and image networks in order to reduce operational costs and increase the reliability of the electrical system.

     Narrowband PLC Technology

     Narrowband power line communications, or PLC, technology permits the transmission of data through our electricity distribution lines, allowing us to collect energy usage information pertaining to individual customers. This information can be used for a variety of commercial applications, such as:

     o creating individually tailored customer services such as pre-payment schemes and pricing options;

     o  automated meter reading and load management;

     o account management, including collections, disconnection and reconnection;

     o  time of use rate assessment; and

     o  street lighting control and management.

     We currently have 25,000 narrowband PLC points in operation. We expect to be able to use PLC technology to considerably reduce peak demand in points of consumption that are connected to this technology.

     Broadband PLC Technology

     Broadband PLC technology permits Internet access through our electricity distribution lines. In November 2001, we implemented a pilot project to develop this technology. We are one of the first Brazilian electric utilities to work with this technology.

     The goal of our Broadband PLC pilot project is to test, in the long-term, the quality of the voice, data and image services provided through our low voltage distribution network and to establish the economic viability of adding this technology to the final portion of our distribution network that connects the end-users. This final portion of our distribution network is called the "last mile."

     Call Centers

     We have two call centers, one in Belo Horizonte and one in the city of Uberlandia. Our final customers can use a toll-free number to contact a call center to obtain information about their accounts and to report service problems. Our call centers are integrated with the technologies available in the CORDs, allowing us to provide up-to-the-minute information to customers about service issues.

     Maintenance and Repair Systems

     We use several maintenance and repair systems to minimize unscheduled interruptions in electrical service to our customers. More than 90% of our service interruptions have resulted from factors such as lightning, fire, wind and corrosion on our transmission and distribution networks, which are composed largely of non-insulated overhead lines.

Management Tools

     Managerial Software

     We have implemented eight modules of SAP R/3, a managerial system from SAP, a German management software company. This system provides support in the areas of accounting, costs, budgeting, investments, projects, inventory, maintenance, fixed assets and human resources. The implementation of this system, together with the installation in April 1999 of a new corporate computer network designed to support this system, has increased our efficiency by enabling us to redesign, automate or eliminate preexisting work procedures.

     Total Quality Program

     In 1991, we instituted a company-wide quality control program called "Total Quality." As part of the Total Quality Program, we adopted the International Standardization Organization Project in 1999, through which we certify different parts of our operations and management as being of superior quality according to international standards known as ISO 9000 and ISO 14000. We also certify parts of our operations according to internally created criteria.

     We have received ISO 9000 certification for 26 areas of our business, including certain customer service offices, call centers, laboratories, repair shops, engineering teams and the Sao Simao hydroelectric power plant, which represented 30% of our installed capacity as of December 31, 2001.

     In February 2000, the Nova Ponte hydroelectric power plant, with an installed capacity of 510 MW, received ISO 14001 certification from Det Norske Veritas - DNV. The certification includes the 500 square kilometer (193 square mile) reservoir as well as the 2,850-hectare (11 square mile) Galheiro nature reserve. Nova Ponte is the first large power plant in Latin America to receive this certification.

     Three distribution units, which cover almost 70 municipalities, are certified according to internally created criteria that we refer to as CEMIG's EMS (Emergency Management System). Products and services certified include: new customer connections; billing; collection; product sales and services; network expansion and improvement; network operation; public lighting maintenance and restoration; overhead lines and network maintenance and inspection; electric system planning; and substation and equipment maintenance and inspection.

     As part of the Total Quality program, we have also instituted a program to focus on employee education. Participation in this program, known as Quality Control Circles, or CCQ, is voluntary and open to all of our employees. As of December 31, 2001, we had 40 registered CCQs. CCQs hold weekly meetings to discuss operational and technical problems as well as solutions.

Property, Plant and Equipment

     Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment was R$9,841 million at December 31, 2001 (including ongoing construction projects). Generation facilities represented 44% of this net book value, transmission and distribution facilities represented 53% and other miscellaneous property and equipment represented 3%. The average annual depreciation rate applied to these facilities was 2.49% for generation facilities, 3.08% for transmission facilities, 5.10% for distribution facilities and 9.20% for other miscellaneous facilities. Our facilities are generally adequate for our present needs and suitable for their intended purposes.

Item 5. Operating and Financial Review and Prospects

     You should read the information contained in this section together with our financial statements contained elsewhere in this annual report. The following discussion is based on our financial statements, which have been prepared in accordance with U.S. GAAP and presented in reais.

General

     We are a state-controlled, fully integrated energy company engaged primarily in the generation, transmission and distribution of electricity in Minas Gerais. At December 31, 2001, we were the fourth largest electric power generation concessionaire in Brazil as measured by total installed capacity, and for the year ended December 31, 2001, we were the second largest electric power distribution concessionaire in Brazil, as measured by GWh of energy sold to final customers. We supplied approximately 84% of the electricity consumed in Minas Gerais during the year ended December 31, 2001. See "Item 4. Information on the Company--Customers and Billing." At December 31, 2001, we generated electricity at 40 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed generation capacity of 5,675 MW, of which the hydroelectric plants accounted for 5,503 MW. See "Item 4. Information on the Company--Generation and Purchase of Electric Power." The State Government is our controlling shareholder and establishes our operating and long-term strategy.

     The following are our consolidated subsidiaries as of December 31, 2001:

     o Sa Carvalho S.A. (100% interest). Sa Carvalho S.A. is engaged in the production and sale of electric energy and holds the concession to operate the Sa Carvalho hydroelectric power plant.

     o Usina Termica Ipatinga S.A. (100% interest). Usina Termica Ipatinga S.A. is an SPP engaged in the production and sale of electric energy at the Ipatinga thermoelectric and steam power plant.

     o Gasmig (95.12% interest). Gasmig is engaged in the production, acquisition, storage, transportation and distribution of natural gas and related products.

Our consolidated financial statements included herein include the financial results of CEMIG and our subsidiaries Sa Carvalho S.A., Usina Termica Ipatinga S.A. and Gasmig. For the periods covered by this operating and financial review, these companies have not contributed materially to our consolidated financial results. See note 1 to our consolidated financial statements.

     We had a 49.44% interest in Infovias as of December 31, 2001. Infovias' principal activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other items. Infovias began commercial operations in 2001. Also in 2001, Infovias acquired 51% of the capital stock of Way TV Belo Horizonte, a cable television and Internet services provider in certain cities in the State of Minas Gerais. We increased our interest in Infovias to 99.92% in 2002. See note 11 to our consolidated financial statements.

     We also have a 100% interest in each of the following companies:
Efficientia S.A.; Horizontes Energia S.A.; Usina Termica Barreiro S.A.; CEMIG PCH S.A.; and CEMIG Capim Branco Energia S.A. These companies were organized to conduct specific projects in the electric energy sector and have not yet commenced operations. None of these companies has had an impact on our consolidated financial results for 2001. See note 1 to our consolidated financial statements.

Critical Accounting Policies and Estimates

     The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. We evaluate our estimates on an ongoing basis and base them on a combination of historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates. Our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our consolidated financial statements are set forth below. Please see the notes to our consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies.

     Revenue recognition

     Revenues are recognized on an accrual basis, i.e., when the goods and services are actually rendered, regardless of when the cash is received.

     Revenues from the sale of electricity generation are recorded based upon the output delivered provided at rates as specified under contract terms or prevailing market rates. Electricity distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month.

     Advance billings of electric power represent sales at pre-established rates, which are indexed contractually by inflation or exchange rate variation, according to specific criteria set forth in each contract. The revenues are recognized when electricity is delivered and the advance billings are reduced accordingly.

     Electricity sales to the interconnected power system are recorded when earned and billed monthly.

     Revenues we receive from other concessionaires using the basic transmission network are recognized in the month that the network services are provided to the other concessionaires.

     Revenues from natural gas sales by Gasmig are recognized when the natural gas is supplied.

     Services rendered include connection fees and other related services and the revenues are recognized when the services are provided. The net effect of deferring the connection fees is not material to our consolidated financial position and results of operations because the fees charged approximate the costs of providing the services.

     The Imposto sobre as Operacoes Relativas a Circulacao de Mercadorias e sobre a Prestacao de Servicos de Transporte Intermunicipal e de Comunicacao--ICMS, a state value-added tax due on sales to final customers, or VAT, is billed to consumers and recorded as part of gross revenue. The VAT payable to the state is recorded as a deduction from net operating revenues under taxes on revenues in the statement of operations.

     Regulatory assets

     Due to recent changes in the electric utilities sector in Brazil and related acts by regulatory bodies of the Federal Government, we have concluded that we are subject to the provisions of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation," or SFAS No. 71, because the rate-setting structure in Brazil was designed to recover certain allowable costs.

     SFAS No. 71 requires rate-regulated public utilities such as CEMIG to record certain costs and credits allowed in the rate-setting process in different periods than for non-regulated entities. These costs and credits are deferred as regulatory assets and are recognized in the consolidated statement of operations at the time they are reflected in rates. Accordingly, we capitalize incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is realized when we collect the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. We evaluate and revise the accounting for our regulatory assets on an ongoing basis as new regulatory orders are issued properly and account for our activities under SFAS No. 71. As we recognize regulatory assets in accordance with rulings of the regulatory authorities of the Federal Government, future regulatory rulings may impact the carrying value and accounting treatment of our regulatory assets.

     During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and Brazil's significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales. In

December 2001, electricity concessionaires in Brazil, including us, reached an industry-wide agreement with the Federal Government that provided resolution to rationing related issues as well as certain electricity rate-related issues. The agreement known as the General Agreement of the Electricity Sector, generally allows for increased rates to be charged to electric power consumers until the amounts lost by the power generation and distribution concessionaires as a result of the rationing are recovered. The rate increases set forth in the General Agreement of the Electricity Sector intended to reimburse our rationing-related losses are expected to remain in effect for an average of 72 months from January 2002. However, no assurance can be given that the full amount of the rationing-related losses we incurred will be recovered over this period.

     In addition, we are subject to the provisions of Emerging Issues Task Force 92-07 "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs," or EITF 92-07, which establishes a 24-month limit for collection of regulatory assets related to billing losses. Accordingly, we were required to estimate this asset recovery based on amounts effectively collected in 2002 and assumptions of future billings in 2003. The estimated 24-month period to recover revenue losses is based on ANEEL Resolution No. 90, dated February 18, 2002, and ANEEL Resolution No. 36, dated January 29, 2003, which state that billing losses resulting from the rationing period will be recovered simultaneously with energy transactions on the MAE and before the recovery of additional Parcel A costs.

     We perform periodic valuations of the recoverability of our deferred regulatory assets in order to determine whether impairment provisions are necessary based on applicable ANEEL regulations. We recorded a loss provision in the amount of R$150 million as of December 31, 2001. This provision is based on projections prepared by the Company, which projections may change in response to regulatory changes and other developments. See notes 2(r) and 4 to our consolidated financial statements.

     Valuation of assets

     We have long-lived assets, including power generation plants. Many of these assets are the result of recent capital investments and have not yet reached a mature life cycle in construction. We assess the carrying amount and potential impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider in determining whether an impairment review is necessary include a significant underperformance of the assets relative to projected future operating results and significant negative industry or economic trends. We determine when an impairment review is necessary through a comparison between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two amounts, an impairment loss is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by quoted market prices, appraisals or the use of valuation techniques such as expected discounted future cash flows. We must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets.

     Accrued liabilities for contingencies

     We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

     We account for contingencies in accordance with SFAS No. 5 "Accounting for Contingencies" and the evaluations with respect to the potential outcome of the claims are made with the assistance of our legal counselors. Such accrued liabilities are estimated based on historical experience and the nature of the claims, as well as information provided to us by internal and external legal counselors.

     Employee post-retirement benefits

     We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established post-retirement health care plans and pay life insurance premiums. We account for these benefits in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and SFAS No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions."

     The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. These assumptions are described in note 19 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries and healthcare costs. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other post-retirement obligations.

     In the third quarter of 2002, we and Sindieletro agreed upon certain changes to the current health care plans we offer, which altered (i) the contribution criteria used to calculate the contributions that we, our employees, and retirees are responsible for and (ii) the types of costs covered in each plan. These changes were implemented on January 1, 2003. At this time, we cannot estimate the financial effect of these changes on our consolidated financial position or results of operations. However, actuarial assessment of the effects of these changes is currently in progress.

     Deferred taxes

     We account for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes," which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our consolidated financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

     We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

     Depreciation

     Depreciation is computed using the straight-line method, at annual rates based on the estimated useful lives of the assets, in accordance with ANEEL regulations and industry practice in Brazil. To the extent that the actual lives differ from these estimates, there would be an impact on the amount of depreciation accrued in our consolidated financial statements.

     Allowance for doubtful accounts

     We record an allowance for doubtful accounts in an amount that we estimate to be sufficient to cover presently foreseeable losses. The amount of the allowance for doubtful accounts is estimated considering (i) our policy of maintaining a 100% reserve with respect to amounts past due over 90 days with respect to residential customers, 180 days with respect to commercial customers and 360 days with respect to industrial and governmental entities and (ii) an analysis of each of our main industrial clients facing financial difficulties.

     We continuously monitor collections and payments from customers and review and refine our estimation process.

Analysis of Electricity Sales and Cost of Electricity Purchased

     Electric rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in response to changes in energy purchase costs and market conditions. ANEEL, through the General Agreement of the Electricity Sector, has provided for extraordinary rate increases to compensate distribution companies for losses incurred as a result of the Electricity Rationing Plan. Each distribution company's concession agreement also provides for an annual readjustment of rates based on certain regulatory charges, costs of electricity purchased for resale, costs for the use of hydroelectric resources and transmission costs. In addition, every five years the rates chargeable by distribution companies to final customers are adjusted based on a formula, which contains the "X factor." The X factor is intended to permit ANEEL to adjust the rates so that consumers may share in the distribution company's realization of increased operating efficiencies. The next adjustment of the X factor is scheduled to be made in April 2003.

     ANEEL has also issued rate regulations that govern access to the transmission system and establish transmission rates. The rates to be paid by distribution companies, generators and independent customers for use of the interconnected systems are reviewed annually. The review takes into account the revenues that are permitted of transmission concessionaires pursuant to their concession agreements. For more detailed information regarding the rate-setting structure in Brazil, see "The Brazilian Electricity Sector--Legal and Regulatory Matters--Rates" in Annex A.

     We charge captive consumers for their actual electricity consumption during each 30-day billing period at specified rates. Certain large industrial consumers are charged according to the electricity capacity contractually made available to them by us, with adjustments to those rates according to consumption during peak demand time as well as capacity requirements that exceed the contracted amount.

     In general, rates on electricity that we purchase are determined by reference to the capacity contracted for as well as the volumes actually used. In the case of Itaipu, we are committed to purchase 17% of the amount of its capacity that Brazil is required to purchase at a fixed price denominated in dollars paid three times a month at exchange rates determined at the time of each payment.

     The following table sets forth the average rate (in reais per MWh) and volume (by GWh) components of electricity sales and purchases for the periods indicated. The term "average rate" refers to revenues for the relevant class of customers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.

                                                                                   Year ended December 31,
                                                                           -------------------------------------------
                                                                               2001          2000           1999
                                                                           ------------   ----------    --------------
Electricity Sales:
   Average rate to final customers (R$/MWh)
      Industrial rate..................................                        86.23         74.84           66.57
      Residential rate.................................                       246.18        215.15          180.05
      Commercial rate..................................                       206.18        176.90          155.67
      Rural rate.......................................                       131.04        113.96           99.82
      Public services rate and others..................                       137.73        120.00          105.60

   Total sales to final customers (GWh)
      Industrial customers.............................                       21,351        22,247          20,805
      Residential customers............................                        6,475         7,576           7,448
      Commercial customers.............................                        3,269         3,584           3,334
      Rural customers..................................                        1,572         1,676           1,633
      Public services and other customers..............                        2,229         2,425           2,358

   Average rate (R$/MWh)...............................                       132.45        117.60          102.79
   Total revenues (millions of R$).....................                        4,587         4,478           3,678
                                                                           ------------   ----------    --------------
   Sales to distributors:

      Volume (GWh).....................................                          632         4,937           3,708
      Average rate (R$/MWh)............................                       102.85         23.50           16.99
      Total revenues (millions of R$)(1)...............                           65           116              63
                                                                           ------------   ----------    --------------

Electricity Purchases from Itaipu:
      Volume (GWh).....................................                       11,935        13,967          13,909
      Average cost (R$/MWh)............................                        68.96         50.91           51.55
      Total cost (millions of R$)......................                          823           711             717
---------------------------------------------------------------------      ------------   ----------    --------------

(1) Does not include R$452 million and R$29 million relating to energy transactions on the MAE during 2001 and 2000, respectively.

Rates

     Our results of operations in the past have been significantly affected by fluctuations in the levels of rates that we are permitted to charge for the generation and distribution of electricity. The rate-setting process in Brazil has historically been influenced by government attempts to control inflation. With the restructuring of the electric power sector in Brazil that commenced in 1995 and under the terms of the renewal of the concession agreement that we signed with ANEEL in 1997, the process by which rates are set has changed to a significant degree. Under the new regulatory framework, three different rate structures apply. First, electricity that we distribute to captive customers (those with no alternative means of energy supply, including residential, commercial and most industrial customers) is provided at rates that are adjusted annually with the percentage increase determined by reference to a formula that takes into account cost increases we incurred during the preceding year. Second, electricity that we currently buy from and sell to other suppliers is subject to rates set by ANEEL, but during the next four years, 25% of electricity bought and sold in the wholesale market per year through initial contracts will be deregulated from ANEEL's rate-setting control. We are unable to estimate the impact of this measure on our operations. Third, we are now able to enter into electricity supply contracts at freely negotiated rates with our free customers (those customers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more) that elect not to be subject to ANEEL's rate-setting structure. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Rates" in Annex A.

     ANEEL has approved extraordinary rate increases designed to compensate generation and distribution companies for losses incurred as a result of the Electricity Rationing Plan. See "--Power Rationing and Government Measures to Compensate Electric Utilities."

Power Rationing and Government Measures to Compensate Electric Utilities

     Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil's significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures in response to these conditions. First, the President of Brazil passed Provisional Measure No. 2,147 on May 15, 2001 (as updated by Provisional Measure No. 2152-2 on June 1, 2001), creating the Camara de Gestao da Crise de Energia Eletrica, or Energy Crisis Committee. The Energy Crisis Committee resolved on May 16, 2001 to require certain electricity distributors, including us, to suspend distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%. Second, the President passed Decree No. 3,818, on May 15, 2001, requiring the Federal Government to reduce its electricity consumption by 35% beginning July 1, 2001. Third, on May 18, 2001, the Federal Government announced additional power rationing measures to be imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by 20% of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period. Further measures provided that bonuses would be paid to residential consumers whose energy consumption was lower than the requisite target and that power cuts and surcharges would be imposed on consumers whose energy consumption exceeded the requisite target. ANEEL established specific accounts and controls to record the effect of the rationing measures relating to the bonus, surcharge and other related costs. The power rationing measures ultimately ceased on March 1, 2002.

     On October 17, 2001, the Federal Government, through Provisional Measure No. 4, approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including us, would be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the aforementioned surcharges. In 2002, we received approximately R$128 million as reimbursement for a portion of the expenses we incurred in connection with payment of bonuses to consumers. In addition, we are currently negotiating with ANEEL our reimbursement of approximately R$24 million relating to surcharges that were not paid by certain customers because their surcharges are under dispute. Although no assurance can be given, we do not expect to incur a loss with respect to this outstanding amount. In accordance with ANEEL Resolution No. 600, dated October 31, 2002, we also expect to collect operating costs of approximately R$32 million that relate to the adoption of the Electricity Rationing Plan and that exceed amounts received from surcharges on consumer rates. The recovery of these operating costs must be approved by ANEEL. See note 5 to our consolidated financial statements.

     On December 12, 2001, through Provisional Measure No. 14, approved on April 26, 2002 by Law No. 10,438, the Federal Government authorized the creation of the General Agreement of the Electricity Sector. The General Agreement of the Electricity Sector provides that electric power distribution companies in Brazil, such as us, will be compensated for revenue losses caused by the reduction in amounts of energy sold due to the Federal Government-mandated rationing measures. Compensation will be made by means of an extraordinary increase in the energy rate applicable to future power sales and companies will be entitled to use this increased rate for an average period of 72 months, beginning January 2002. The General Agreement of the Electricity Sector further provides for Banco Nacional de Desenvolvimento Economico e Social (National Bank for Economic and Social Development), or BNDES, to lend the distribution companies an amount equivalent to 90% of their lost revenues so that these companies would be able to maintain their account balances as if no rationing program had taken place. This loan would then be re-paid to BNDES using revenue obtained from the sale of energy to consumers at the increased rate. See note 4 to our consolidated financial statements.

Impact of Our Account Receivable from the State Government

     Our liquidity, as well as "other income" in our statement of income, is affected by payments made in connection with the CRC Account, the account receivable we have from the State Government. The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002 and has not made any payments to date in 2003. In order to address the settlement of these outstanding amounts, we have undertaken extensive negotiations with the State Government. To date, these negotiations have resulted in the execution of two amendments to the CRC Account Agreement, each of which is described below.

     The Second Amendment to the CRC Account Agreement, signed on October 14, 2002, refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, representing the total amount of R$754 million, adjusted to present value, as of December 31, 2001, bearing interest at 6% per year, with restatement based on IGP-DI. We entered into this second amendment with the State Government in order to preserve the terms and conditions of the original CRC Account Agreement with respect to the above-referenced installments. We have not received any scheduled payments from the State Government in respect of this second amendment. We have recorded a loss provision in respect of the entire outstanding balance of this second amendment. See note 3 to our consolidated financial statements.

     The Third Amendment to the CRC Account Agreement, signed on October 24, 2002, refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 31, 1999 and from March 1, 2000 through December 1, 2002. These installments, which totaled R$451 million as of December 31, 2001, bear interest at an annual rate of 12%, with restatement based on IGP-DI. We have not received any scheduled payments in respect of this third amendment. We are permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this third amendment. For this reason, we have not recorded a loss provision in respect of amounts due thereunder. See note 3 to our consolidated financial statements;

Exchange Rates

     Substantially all our revenues and most of our operating expenses are denominated in reais. We have substantial levels of foreign currency-denominated debt and other liabilities. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may significantly impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts in which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. While we have evaluated limiting our exposure to foreign currency-denominated indebtedness by hedging transactions and other derivatives from time to time, to date we have not utilized these techniques to any significant degree. See notes 2(d), 16, 24 and 26(d) to our consolidated financial statements.

     The real depreciated by approximately 18.67% relative to the U.S. dollar in 2001 due to adverse economic developments in Argentina as well as reduced flow of capital following the September 11, 2001 terrorist attacks in the United States. In 2001, the Central Bank announced a series of defensive measures including intervention in the foreign exchange market by selling U.S. dollars and buying reais. Following the announcement, the real initially rose against the U.S. dollar but has since fluctuated significantly. On September 28, 2001, the noon buying rate was R$2.6730 per U.S.$1.00 and on December 31, 2001 the noon buying rate was R$2.3120 per U.S.$1.00. More recently, factors including the effect of Argentina's debt default in December 2001 and concerns regarding the recent presidential elections in Brazil have caused the real to lose a significant percentage of its value as measured against the U.S. dollar. On January 2, 2002, the noon buying rate for reais was R$2.3100 per U.S.$1.00. On March 21, 2003, the noon buying rate for reais was R$3.4250 per U.S.$1.00.

Unbundling

     General

     Currently, our electricity generation, transmission and distribution operations are vertically integrated into and centrally managed by CEMIG. However, in recent years the Brazilian electricity sector has been undergoing fundamental change and deregulation. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Goals of Reform" in Annex A. As a result, pursuant to our concessions and contractual undertakings with ANEEL, we are required to change our business and corporate structure and "unbundle" our generation, transmission and distribution operations. This unbundling, or restructuring, process would result in a new organizational structure in which each of our generation, transmission and distribution businesses would conduct its operations as a separate company for administrative, legal, regulatory and tax purposes. Each of these separate companies would be a wholly owned subsidiary of CEMIG and would be consolidated with CEMIG for financial reporting purposes. We have submitted our restructuring plan to ANEEL. Notwithstanding the foregoing, due to recent public statements by the Federal Government reported by the news media, we expect that the Federal Government will modify the regulatory framework of the energy sector in the near term and that, as a result, the restructuring of vertically integrated electric power companies may no longer be required. If the restructuring requirements are eliminated, we would request that ANEEL amend our concession agreements to remove the restructuring clauses and we would terminate our restructuring plans. See "Item 3. Key Information--Risk Factors--Risks Relating to CEMIG--Difficulties relating to the restructuring of our operations could adversely affect our business" and "Item 4. Information on the Company--Organizational Structure and Unbundling."

     Financial Reporting and Tax Considerations

     We do not anticipate that the unbundling would result in material differences in presentation of our reporting for financial purposes in accordance with U.S. GAAP or Brazilian GAAP as the results of the new generation, transmission and distribution subsidiaries would be consolidated with ours. We also do not anticipate that our marginal tax rate, on a consolidated basis, would change as a result of the unbundling. We do, however, anticipate that our operating results would be adversely affected as a consequence of the application of certain Brazilian revenue taxes. The revenue taxes which would cause the adverse effect on operating results comprises Contribuicao para Seguridade Social (a federal social security contribution), or COFINS, and Programa de Formacao do Patrimonio do Servidor (a fund for the benefit of public employees), or PASEP, and were assessed against our consolidated revenues at a combined rate of 3.65% in 2001, 2000 and 1999. This combined rate was increased to 4.65% in December 2002. Following the unbundling, we anticipate that the revenue taxes would be assessed at the subsidiary level with respect to revenues of the generation subsidiary and, separately, revenues of the distribution subsidiary.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Net operating revenues

     Net operating revenues increased 33.3% to R$5,006 million in 2001 from R$3,756 million in 2000 due primarily to the recording of revenue from the regulatory extraordinary rate adjustment in 2001, which is intended to reimburse revenue losses incurred as a result of the Electricity Rationing Plan and related spot market transactions.

     In 2001, we recorded revenue relating to the regulatory extraordinary rate adjustment in the amount of R$789 million, in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final customers. See note 4 to our consolidated financial statements.

     Electricity sales to final customers were R$4,587 million in 2001, a 2.4% increase compared to R$4,478 million in 2000. This increase resulted from the net effect of the increase in the average rate and a decrease in the volume of electricity sales to final customers. There was a 12.6% increase in the average rate in 2001 to R$132.45 per MWh compared to R$117.60 per MWh in 2000. Rates increased 11.8% in May 2000 (full effect in 2001) and 16.5% in April 2001. The positive effect of the rate increases was partially offset by a 7.0% decline in volume of electricity sales to final customers due to the Electricity Rationing Plan. Our residential, industrial and commercial consumers reduced consumption in 2001 by 14.5%, 4.0% and 8.8%, respectively, compared to 2000. Despite the effects of the Electricity Rationing Plan, we added 270,778 new customers to our network in 2001. See notes 4 and 22 to our consolidated financial statements.

     Sales of electricity to the interconnected power system were R$517 million in 2001, a 256% increase compared to R$145 million in 2000. This increase was due primarily to a significant increase in the average rate in 2001 to R$45.89 per MWh from R$29.4 per MWh in 2000, partially offset by an 87.2% decrease in the volume of electric power sold. The increase in the average rate reflects the higher rates applied during the Electricity Rationing Plan.

     Revenues from the use of the basic transmission network by other concessionaires increased 10.8% to R$154 million in 2001 from R$139 million in 2000. This increase was due primarily to 14.7% and 11.6% rate increases in July 2000 and 2001, respectively.

     Other operating revenues increased 21.0% to R$150 million in 2001 from R$124 million in 2000 due to a R$36 million increase in revenues from Gasmig, reflecting 43.8% period-over-period growth, partially offset by a R$14 million decrease in revenue from services rendered with respect to our electricity distribution business, including inspection, connection, meter reading and others, primarily due to the mandatory cancellation of certain charges relating to overdue customer bills.

     Taxes on revenues increased 5.4% to R$1,191 million in 2001 from R$1,130 million in 2000 as a result of the increase in our operating revenues in 2001 as compared to 2000. Taxes on revenues consist of VAT, assessed at an average rate of 21% on electricity sales to final customers (not including revenue from the regulatory extraordinary rate adjustment), COFINS, assessed at a rate of 3% and PASEP, assessed at a rate of 0.65%. The VAT tax in respect of revenue relating to the regulatory extraordinary rate adjustment amounting to R$313 million, will only become an obligation to be recorded in the financial statements once customers are billed. Thus, no provision relating to this amount was recorded in the financial statements. We do not believe that the recognition of this VAT tax will impact our net results because we only collect this amount from customers in order to transfer it to the State Government. See note 22 to our consolidated financial statements.

     Operating costs and expenses

     Operating costs and expenses increased 68.9% to R$5,599 million in 2001 from R$3,316 million in 2000, principally as a result of the recognition of a R$754 million provision relating to our account receivable from the State Government as well as increases in electricity purchased for resale, depreciation and amortization, personnel, taxes on revenues and employee post-retirement benefits.

     We recorded a R$754 million provision relating to our account receivable from the State Government because of uncertainty with respect to the recoverability of amounts due under the CRC Account Agreement (as amended by the Second Amendment) between January 1, 2003 and May 1, 2015. See note 3 to our consolidated financial statements.

     We also recorded a R$150 million provision to reflect our estimation of the recoverability of our deferred regulatory assets. See notes 2(r) and 4 to our consolidated financial statements.

     Electricity purchased for resale consists primarily of purchases from Itaipu. We are required under applicable regulations to purchase 17.0% of Itaipu's capacity at U.S. dollar-denominated prices. We are also required to purchase electricity from the MAE and Furnas Centrais Eletricas S.A., or Furnas, under the terms of the General Agreement of the Electricity Sector and from other concessionaires in the wholesale market at spot rates. Electricity purchased for resale increased 133.7% to R$1,914 million in 2001 from R$819 million in 2000 due mainly to the recordation of a R$952 million provision related to energy purchased from the MAE during the Electricity Rationing Plan and, to a lesser extent, the increase in the real/dollar exchange rate applicable to the Itaipu purchases.

     Depreciation and amortization increased 10.0% to R$641 million in 2001 from R$583 million in 2000, mainly as a result of the entry into service of additional distribution and transmission networks and lines.

     Personnel expense increased 14.0% to R$531 million in 2001 compared to R$466 million in 2000 as a result of wage increases of 5.4%, 6.2% and 8.2% implemented in July 2000, November 2000 and November 2001, respectively, and recordation of a R$33 million provision relating to our Voluntary Resignation Program in March 2001. See note 27 to our consolidated financial statements.

     Employee post-retirement benefits increased 23.1% to R$293 million in 2001 compared to R$238 million in 2000 as a result of interest cost variation in the period. See note 19 to our consolidated financial statements.

     Regulatory charges decreased 3.0% to R$420 million in 2001 from R$433 million in 2000 due to an 11.7% decrease in CCC Account charges in 2001 to R$249 million compared to R$282 million in 2000 and a R$7 million decrease in compensation charges for use of water resources, partially offset by an increase of R$26 million in required contributions to the RGR Fund (a reserve fund created by the Brazilian Congress that provides compensation to electricity companies for certain assets used in connection with their concessions if their concessions are revoked or not renewed) to R$130 million in 2001 from R$104 million in 2000. The CCC Account charges represent contributions made by electricity concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system. The decrease in CCC Account charges was due to the fact that R$76 million of these charges was recorded as a deferred regulatory asset, under non-controllable Parcel A costs pursuant to the terms of the General Agreement of the Electricity Sector and rate legislation changes in 2001. See notes 4 and 23 to our consolidated financial statements.

     Third party services expense increased 10.8% to R$216 million in 2001 compared to R$195 million in 2000 primarily due to the increase in expenses relating to bill collection services, maintenance of our distribution and transmission lines and operations of our call center.

     Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity purchased from Itaipu and represented a 3.3% increase to R$251 million in 2001 compared to R$243 million in 2000, principally as a result of an 11.6% rate increase in July 2001.

     Other expenses increased 31.7% to R$274 million in 2001 from R$208 million in 2000 as a result of a R$20 million increase in employee profit sharing expense, provisions for contingencies in the amount of R$18 million in 2001 compared to R$9 million in 2000 and R$90 million of net losses relating to disposal of fixed assets (R$32 million of which related to one of our smaller hydroelectric plants) compared to R$66 million in 2000. See "Item 8. Financial Information--Legal Proceedings" and note 23 to our consolidated financial statements.

     Operating (loss) income

     As a result of the foregoing, we had a net operating loss of R$593 million in 2001 compared to net operating income of R$440 million in 2000.

     Financial (expenses) income

     Financial (expenses) income includes (i) financial income, which is mainly comprised of interest income on and mandatory restatement of our account receivable from the State Government, investment income, late charges on overdue electricity bills, monetary restatement of recoverable tax, renegotiated account receivable reversals of interest and fines on taxes, foreign exchange gains, monetary restatement of Parcel A costs, and monetary restatement gains, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuicao Provisoria sobre a Movimentacao ou Transmissao de Valores e de Creditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, interest and fines on taxes, foreign exchange losses, monetary restatement losses and other expenses. Financial expenses increased to R$48 million in 2001 compared to R$42 million in 2000, principally due to an increase of R$105 million in net foreign exchange losses resulting from the 18.7% devaluation of the real against the U.S. dollar in 2001 (by comparison, there was a 9.3% devaluation of the real against the U.S. dollar in 2000) and a R$46 million increase in interest on loans and financing resulting from inflation variation with respect to the indices associated with our debt contracts, partially offset by a R$93 million increase in amounts due under our account receivable from the State Government, a R$40 million increase in income from temporary cash investments due to higher cash surplus in 2001 as compared to 2000 and R$26 million of income from monetary restatement of Parcel A costs as a result of the rate legislation changes in 2001. See notes 3, 4, 16 and 24 to our consolidated financial statements.

     Income taxes

     Income taxes were an expense of R$78 million on pre-tax loss of R$641 million in 2001 compared to an expense of R$32 million on pre-tax income of R$398 million in 2000. Deductions of R$34 million and R$62 million in 2001 and 2000, respectively, with respect to interest on capital helped reduce the amount provisioned for income taxes in both periods. We have not recorded any income tax benefits relating to the provision for our account receivable from the State Government under either Brazilian GAAP or U.S. GAAP due to the treatment of such provision as a non-deductible expense, since it relates to a loss on a transaction with a controlling shareholder. See "Item 8. Financial Information--Dividend Policy and Payments" and note 6 to our consolidated financial statements.

     Net (loss) income

     As a result of the foregoing, we had a net loss of R$719 million in 2001 compared to net income of R$366 million in 2000.

     Other comprehensive income (loss)

     Other comprehensive income was R$203 million in 2001 compared to income of R$19 million in 2000. The increase in other comprehensive income in 2001 was due principally to a significant decrease in our projected benefit obligations in 2001 as a result of an increase in the fair value of assets contained in plans administered by Forluz, compared to the increase in Forluz's benefit obligations. The 2001 increase in value of assets was due to a R$166 million reversal of the accrued liability for contingencies as a result of the enactment of new legislation allowing Forluz to deduct penalties and interest from its payment of income tax in connection with a certain judicial proceeding.

     Comprehensive (loss) income

     As a result of the factors stated above, comprehensive loss was R$516 million in 2001 compared to comprehensive income of R$385 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Net operating revenues

     Net operating revenues increased 26.4% to R$3,756 million in 2000 from R$2,972 million in 1999 due primarily to a 21.8% increase in electricity sales to final customers and to a lesser extent increases in electricity sales to the interconnected power system and fees for use of the basic transmission network.

     The 21.8% increase in electricity sales to final customers, to R$4,478 million in 2000 from R$3,678 million in 1999, was due to a combination of higher average rates and volumes of electricity sold in 2000 compared to 1999. The average rate increased 14.4% to R$117.60 per kWh in 2000 from R$102.79 per kWh in 1999 as a result of a 12.2% rate increase that became effective on May 15, 2000 and two 1999 rate increases, 16.3% and 3.9% in April and June 1999, respectively, that were reflected in average rates for all of 2000 but only partially in 1999. Volume sales of electricity to final customers increased 5.4%, due primarily to higher use in the industrial and commercial segments of the market, reflecting in part the addition of 224,201 new customers in all segments during 2000.

     Sales of electricity to the interconnected power system increased 130.2% to R$145 million in 2000 from R$63 million in 1999 due to a 72.9% increase in the average rate, to R$29.37 in 2000 compared to R$16.99 in 1999, and to a 33.1% increase in the volume of electric power sold. The increase in the average rate reflects two factors: (i) higher volume sales to the interconnected power system at spot market rates, which are considerably higher than normal rates, reflecting sales to fulfill other concessionaires' short-term requirements pending their completion of new plant capacity; and
(ii) the increase in 2000 of average scheduled rates, which are the same for sales in the interconnected power system as for sales to final customers, which are summarized above.

     Revenues from use of the basic transmission network by other concessionaires increased 95.8% to R$139 million in 2000 from R$71 million in 1999. This increase was due to the effect of a July 1999 ANEEL resolution providing that transmission concessionaires, such as us, would begin to receive payments from the ONS derived from fees paid by other concessionaires for their use of the basic transmission network. Similarly, use of the basic transmission network, under operating costs and expenses, refers to our payment of charges for our use of the basic transmission network across transmission infrastructure owned by other concessionaires. See "Item 4. Information on the Company--Transmission."

     Other operating revenues increased 33.3% to R$124 million in 2000 from R$93 million in 1999 due to a R$30 million increase in revenues from Gasmig, our subsidiary, reflecting a 58% period-over-period growth, and a R$6 million increase in services rendered relating to our distribution business, including inspection, connection, meter reading and others. See "The Brazilian Electricity Sector" in Annex A.

     Taxes on revenues increased 21.1% to R$1,130 million in 2000 from R$933 million in 1999 primarily as a result of the increase in our operating revenues in 2000. Taxes on revenues consists of VAT, assessed at an average rate of 21% on electricity sales to final customers, COFINS, assessed at a rate of 3% and PASEP, assessed at a rate of 0.65%. See note 22 to our consolidated financial statements.

     Operating costs and expenses

     Operating costs and expenses increased 17.9% to R$3,316 million in 2000 from R$2,813 million in 1999, principally as a result of increases in regulatory charges, charges for use of the basic transmission network, taxes on revenues and electricity purchased for resale. See note 23 to our consolidated financial statements.

     Electricity purchased for resale consists primarily of purchases from Itaipu, from which we are required, under applicable regulations, to purchase 17.0% of its capacity at U.S. dollar denominated prices, and to a lesser extent from other concessionaires in the wholesale market at spot rates. Electricity purchased for resale increased 12.7% to R$819 million in 2000 from R$727 million in 1999 primarily as a result of higher volume purchases at spot rates from the wholesale market, while purchases from Itaipu were essentially stable in terms of volumes and prices in 2000 compared to 1999. See note 23 to our consolidated financial statements.

     Depreciation and amortization increased 5% to R$583 million in 2000 from R$555 million in 1999 primarily as a result of the entry into service of additional distribution and transmission networks and lines. See note 12 to our consolidated financial statements.

     Personnel expense increased 19.2% to R$466 million in 2000 compared to R$391 million in 1999 primarily as a result of wage increases of 2.2%, 5.4% and 6.2% implemented in January 2000, July 2000 and November 2000, respectively and, to a lesser extent, a R$20 million reduction in the amount of labor expense capitalized due to reduced construction in progress in 2000 compared to 1999. These factors more than offset a 1.8% reduction in the average headcount to 11,603 employees in 2000 compared to 11,810 employees in 1999.

     Regulatory charges increased 67.8% to R$433 million in 2000 from R$258 million in 1999 due primarily to a 110.5% increase in CCC Account charges in 2000 to R$282 million compared to R$134 million in 1999 and, to a lesser extent, to an increase of R$22 million in required contributions to the RGR Fund to R$104 million in 2000 from R$82 million in 1999. The increase in CCC Account charges was due to increased quotas attributable to rising fossil fuel costs during 2000 and increased thermoelectric capacity use in 2000.

     Charges for use of the basic transmission network increased 60.9% to R$243 million in 2000 compared to R$151 million in 1999. As discussed above under "--Net operating revenues," this use charge was instituted in July 1999 pursuant to an ANEEL resolution. For us, these charges relate for the most part to the cost of transport of electricity purchased from Itaipu.

     Employee post-retirement benefits increased 23.3% to R$238 million in 2000 compared to R$193 million in 1999 as a consequence of the interest cost variation in the period. See note 19 to our consolidated financial statements.

     Other expenses decreased 28.3% to R$208 million in 2000 from R$290 million in 1999 primarily because provisions for legal and regulatory contingencies, primarily rate disputes, labor-related claims and bad debt reserves, declined to R$15 million in 2000 from R$105 million in 1999. This decrease was partially offset by increases in expenses for advertising and insurance. See "Item 8. Financial Information--Legal Proceedings" and note 23 to our consolidated financial statements.

     Third party services expense increased 27.5% to R$195 million in 2000 compared to R$153 million in 1999 due to sub-contracting of additional services by outside vendors and price index increases to existing service contracts, reflecting steep increases in 1999 indexes. Significant third party services include bill collection by commercial banks and system maintenance and repair.

     Operating income

     As a result of the foregoing, operating income increased 176.7% to R$440 million in 2000 from R$159 million in 1999.

     Financial income (expenses)

     Financial income (expenses) includes (i) financial income, which includes investment income, late charges assessed to customers, reversals of regulatory fines and interest, interest income on the account receivable from the State Government, monetary variation gains, and foreign exchange gains and (ii) financial expense, which includes interest expense on debt, interest and fines on taxes, monetary variation losses, foreign exchange loss and other expenses. Financial income (expenses) improved to R$42 million in expense in 2000 compared to expense of R$295 million in 1999 principally due to a R$260 million decrease in financial expense relating mainly to foreign exchange and monetary variation losses as a result of the following factors: (i) the real depreciated 9.3% against the dollar during 2000, compared to 48% in 1999; and
(ii) the IGP-M, which measures variations in inflation and is used to restate most of our real-denominated debt, increased 10.0% in 2000 compared to 20.1% in 1999. See notes 16 and 24 to our consolidated financial statements.

     Income taxes

     Income taxes were expense of R$32 million on pre-tax income of R$398 million in 2000 compared to a credit of R$114 million on pre-tax loss of R$136 million in 1999. A deduction of R$62 million in respect of payment of interest on capital helped reduce provision for income taxes in 2000. See "Item 8. Financial Information--Dividend Policy and Payments" and note 6 to our consolidated financial statements.

     Net income

     As a result of the foregoing, we had net income of R$366 million in 2000 compared to a net loss of R$22 million in 1999.

     Other comprehensive income (loss)

     Other comprehensive income (loss) was income of R$19 million in 2000 compared to a loss of R$168 million in 1999 due principally to a significant increase in our projected benefit obligations in 1999 in accordance with SFAS No. 87 with respect to our pension plan and a decrease in the variation of the IGP-DI index on such obligations, which was 10% in 2000 compared to 20.1% in 1999.

     Comprehensive income (loss)

     Comprehensive income was R$385 million in 2000 compared to a loss of R$190 million in 1999.

Liquidity and Capital Resources

     Our business is capital intensive. Historically, we have required capital to finance the construction of new generation facilities and the expansion and modernization of existing generation, transmission and distribution facilities. Our liquidity requirements are also affected by our dividend policy. See "Item 8. Financial Information--Dividend Policy and Payments." We have funded our liquidity and capital requirements primarily with cash provided by operations and, to a lesser extent, with proceeds of financings.

     Cash and cash equivalents

     Cash and cash equivalents as of December 31, 2001 were R$218 million compared to R$236 million as of December 31, 2000 and R$86 million as of December 31, 1999. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2001.

     Cash flow from operating activities

     Net cash provided by operating activities for 2001, 2000 and 1999 totaled R$720 million, R$831 million and R$777 million, respectively. The main source of cash was net income, adjusted by depreciation and amortization and, in 2001, adjusted by the provision for loss relating to our account receivable from the Minas Gerais State Government and our deferred regulatory assets.

     Cash flow from investing activities

     Net cash used in investing activities during 2001, 2000 and 1999 was R$1,014 million, R$456 million and R$447 million, principally relating to the purchase of property, plant and equipment for construction of new generation facilities and the expansion and modernization of existing generation, transmission and distribution facilities.

     As of December 31, 2001, we had restricted short-term investments in the amount of R$468 million as a result of our November 2001 issuance of long-term debentures in the amount of R$625 million. See "Item 10. Additional Information--Material Contracts." The restricted portion of the proceeds from this issuance must be applied to our investment plan for the expansion of our electric power generation, transmission and distribution operations.

     Cash flow from financing activities

     Net cash provided by financing activities during 2001 was R$276 million, comprised of R$1,150 million in proceeds from long-term financing, including U.S. dollar-denominated long-term loans and the November 2001 issuance of R$625 million of long-term debentures, offset by the repayment of R$702 million of real- and foreign currency-denominated long-term financing (including a US$121 million payment made in connection with the redemption of our fixed-rate Eurobonds in November 2001) and the payment of R$172 million in dividends and interest on capital. A portion of the proceeds from our issuance of long-term debentures, in the amount of R$468 million, was recorded as restricted short-term investments as of December 31, 2001. See "Item 10. Additional Information--Material Contracts."

     Net cash used in financing activities during 2000 was R$225 million as a result of repayment of R$349 million of real-denominated long term financing and payment of R$196 million in dividends and interest on capital, partially offset by R$320 million in proceeds of real-denominated long-term loans.

     Net cash used in financing activities during 1999 was R$301 million as a result of repayment of R$350 million of real-denominated loans and payment of R$278 million in dividends and interest on capital partially offset by R$319 million in proceeds of real-denominated long-term loans and advance for future capital increase of R$8 million.

     Our indebtedness as of December 31, 2001 was R$2,328 million (net of investment escrow accounts of R$152 million), composed of R$2,011 million of long-term debt and R$317 million current portion of long-term debt. This compares with indebtedness as of December 31, 2000 of R$1,605 million (net of investment escrow accounts of R$67 million), composed of R$1,070 million of long-term debt, R$453 million current portion of long-term debt and R$82 million in short-term bank loans. Of our long-term debt (including the current portion) at December 31, 2001, R$1,335 million was denominated in foreign currencies (R$1,255 million of which was U.S. dollar-denominated) and R$1,145 million was denominated in reais (net of escrow accounts of R$152 million, R$133 of which bears interest based on the exchange rate published by the Central Bank). See notes 16 and 26(d) to our consolidated financial statements.

     We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios. Although we are currently in compliance with these covenants, these and other covenants could limit our ability to support our liquidity and capital requirements. See note 16 to our consolidated financial statements.

     As a state-controlled company, we are subject to restrictions under current financing laws and regulations in Brazil on our ability to obtain financing in certain situations. For example, we must obtain approval from the Brazilian Ministry of Finance and the Central Bank prior to certain international financial transactions, and restrictions exist on our ability to refinance existing debt obtained from financial institutions. In addition, financial institutions in Brazil are subject to risk exposure restrictions with regard to state governments, governmental agencies and state-controlled companies such as us. The restrictions mentioned in this paragraph have not prevented us from obtaining financing although there is no assurance that our ability to obtain financing will not be hindered in the future. See "Item 3. Key Information--Risk Factors--Risks Relating to Brazil--We currently face limitations on our ability to obtain financing."

     Capital expenditures for the years ended December 31, 2001, 2000 and 1999, in millions of reais, are as follows:

                                                                               Year ended December 31,
                                                                    ---------------------------------------------
                                                                       2001             2000             1999
                                                                   ------------    ------------     -------------
Generation power projects - Under Consortia......                       179               39                -
Others...........................................                        44               11               33
                                                                   ------------    ------------     -------------
   Total capital expenditures under Consortia....                       223               50               33
                                                                   ------------    ------------     -------------
Generation power projects - Under Property,
   plant and equipment...........................                         6              107               31
Transmission network expansion...................                        47               10                4
Distribution network expansion...................                       206              260              382
Others...........................................                        64               29               10
                                                                   ------------    ------------     -------------
   Total capital expenditures under property,
   plant and equipment...........................                       323              406              427
                                                                   ============    ============     =============

     We made capital expenditures of approximately R$1,026 million in 2002 and currently plan to make capital expenditures aggregating approximately R$825 million in 2003. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increase in our generation capacity. In 2002, we funded our capital expenditures and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and meet our other liquidity requirements in 2003 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

     Over the long term, we anticipate that it will be necessary to make significant capital expenditures in connection with the maintenance and upgrading of our generation, transmission and distribution facilities, and we expect to employ a variety of liquidity sources, such as cash flow from operations and financings, in connection with such requirements. See "Item 3. Key Information--Risk Factors" for a discussion of certain matters that might adversely affect our liquidity position.

Commitments

     We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2001, about our future commitments in millions of reais.

                                                        -----------------------------------------------------------
                                                           2002        2003        2004         2005        2006
                                                        ----------  ---------   ---------    ---------    ---------
Purchase electricity for resale from Itaipu(1)......      1,199       1,405       1,405        1,405       1,405
Transfer and transport electric power from Itaipu(1)         41          43          43           43          43
Repay long-term financing..............                     535         373         467          427         369
Investment in Infovias.................                      97         130          60            -           -
Construction commitments(2)

  Aimores hydroelectric power plant....                     167          56          15            -           -
  Irape hydroelectric power plant......                      87         224         251          160           9
  Funil hydroelectric power plant......                      78          26           -            -           -
  Queimado hydroelectric power plant.................        71          20           -            -           -
  Pai Joaquim hydroelectric power plant...............        8          28           3            -           -
  Bom Despacho 3 transmission substation...............       -          60           9            -           -
                                                        ----------  ---------   ---------    ---------    ---------
                                                            411         414         278          160           9
Total..................................                   2,283       2,365       2,253        2,035       1,826
                                                        ==========  =========  ==========    =========    =========

------------------------------------------------------
(1) Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu.
(2) Contractual commitments with contractors.

Recently Issued U.S. GAAP Pronouncements

     In June 2001, the Financial Accounting Standards Board, or the FASB, issued SFAS 141 "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The implementation of the provisions of SFAS 141 did not have a significant impact on our consolidated financial statements.

     In June 2001, the FASB issued SFAS 142 "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, "Intangible Assets." SFAS 142 also amends SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to the SFAS 142 application date applies for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject to the nonamortization and amortization provisions of the statement. Based on the fact that we did not have any material goodwill or intangible assets, the implementation of this statement did not have a significant impact on our consolidated financial statements.

     In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations." SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The implementation of SFAS 143 will not have a significant impact on our consolidated financial statements.

     In August 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains SFAS 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, "Reporting the Results of Operations" for segments of a business to be disposed of but retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. As SFAS 144 is very similar to SFAS 121, the implementation of this statement did not have a significant impact on our consolidated financial statements.

     In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13 "Accounting for Leases" to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44 "Accounting for Intangible Assets of Motor Carriers" and SFAS 64 "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to us. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. The implementation of this statement did not have a significant impact on our consolidated financial statements.

     In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this statement and EITF 94-3 relates to this statement's requirements for recognition of a liability for a cost associated with an exit or disposal activity. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This statement also establishes that fair value is the objective for initial measurement of the liability. This statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Our management does not expect that the adoption of SFAS 146 will have a significant impact on our consolidated results of operations, financial position or cash flows.

Research and Development

     We are engaged in projects that explore technological advances in energy-related fields such as the development of alternate energy sources, environmental control and power system performance and safety optimization. During the years ended December 31, 2001, 2000 and 1999 we spent an aggregate of approximately R$9.5 million on research and development, and we transferred R$8.5 million to Fundo Nacional de Desenvolvimento Cientifico e Tecnologico--FNDCT (a federal research and development fund) during that time. These figures do not include our purchases of technology such as computer hardware and software and other technology-related items. We spent a total of approximately R$21 million on research and development in 2002 and expect to spend a total of approximately R$25 million on research and development in 2003. We conduct these efforts in accordance with Federal Law No. 9,991, which requires Brazilian power utilities to spend at least 0.5% of their net income on research and development projects, as well as in accordance with our strategic corporate plans.

     We have dedicated a substantial portion of our research and development activities to alternative energy sources, including wind, solar and thermal power generation. For example, our experimental Morro do Camelinho wind farm, with an installed capacity of 1 MW, began operating in 1994. See " Item 4. Information on the Company--Generation and Purchase of Electric Power--Wind Farm." We are currently involved in alternative energy research and development through projects that involve:

     o the development of the first Latin American 500W and 1,000W prototypes of hydrogen fuel cells (Direct Hydrogen Proton Exchange Membrane Fuel Cells) and research regarding the development of cells fueled directly by ethanol or without external reform (Direct Ethanol Proton Exchange Membrane Fuel Cell);

     o the use of low cost technologies for electricity generation such as Elsbeth and Stirling motors, internal combustion engines, photovoltaic panels, micro turbines, high temperature fuel cells, and bio-gas from vegetable and animal biomass;

     o the creation of an experimental laboratory for the production of hydrogen as an energy source; and

     o a joint research program with Universidade Federal de Itajuba relating to small hydroelectric plants, thermal generation and distributed energy resources;

     o a joint research program with Centro Tecnologico de Minas Gerais focusing on the development of a low-cost photovoltaic cell; and

     o a joint research program with Centro Federal de Educacao Tecnologica focusing on the development of small solar thermal power plants using low-cost materials.

     Our research and development projects in areas other than alternative energy sources include:

     o a research program with respect to lightning, a major cause of power outages, that uses the first South American lightning research station and Brazil's first tracking and location system for lightning and a partnership with Universidade Federal de Minas Gerais that created the Lightning Research Center;

     o a geology-related research program in partnership with the Universidade Federal de Ouro Preto;

     o a riparian vegetation replanting project in partnership with the Universidade Federal de Lavras;

     o a weather forecasting and meteorology project in partnership with the Pontificia Universidade Catolica de Minas Gerais;

     o a fish safety project in partnership with Universidade Federal de Minas Gerais; and

     o a research program that seeks to develop new, better-performing power line conductors.

     We have also been instrumental in developing programs relating to the generation of electricity in remote areas and for low-income consumers, such as our Lumiar and Luz Solar programs. See "--Distribution--Expansion of Distribution Capacity."

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     We are managed by our Conselho de Administracao (Board of Directors), which consists of 11 directors, with each director having a corresponding alternate, and our Diretoria (Board of Executive Officers), which consists of six executive officers. As our majority shareholder, the State Government has the right to elect the majority of our Board of Directors and, therefore, can control our direction and future operations. Each holder of our common shares is entitled to vote to elect members of our Board of Directors. Under the cumulative voting system set forth in the Brazilian Corporate Law and CVM regulations, any shareholder holding at least 10% of our outstanding common shares may accumulate votes for one or more designees for a seat on the Board of Directors.

     As a result of recent amendments to the Brazilian Corporate Law (Law No. 10,303), holders of preferred shares representing at least 10% of our share capital or holders of common shares representing at least 15% of our voting capital (other than our controlling shareholder) have the right to appoint one member and an alternate to the Board of Directors. If none of the holders of common shares or preferred shares meets the respective thresholds described above, shareholders representing in the aggregate at least 10% of our share capital will be able to combine their holdings to appoint one member and an alternate to the Board of Directors.

Board of Directors

     Our Board of Directors ordinarily meets once every two months. Its responsibilities include the establishment of corporate strategy, the general direction of our business and the election and supervision of our executive officers.

     Each regular member of the Board of Directors has an alternate member, who is elected at general shareholder meetings in the same manner as a regular member. Alternate directors act as substitutes for their respective directors from time to time when the directors are not available to perform normal director functions, or, in the case of a vacancy on the Board of Directors, until a replacement director is appointed to fill such vacancy. No member or alternate member of our Board of Directors has a service contract with us or any subsidiary that provides for benefits upon termination of employment.

     The members of our Board of Directors are elected to serve three-year terms and may be reelected. The full complement of directors is elected every three years. Of the current 11 members of our Board of Directors, 7 were elected by the State Government and four were elected by Southern. The terms of the current members of our Board of Directors expire in April 2003.

     The names, positions and dates of initial appointment of our directors and their respective alternates are as follows:

                                                                                         Date of Initial
                           Name                                  Position                  Appointment
    ----------------------------------------------------     -----------------      -----------------------
    Wilson Nelio Brumer(1)...........................            Director                February 27, 2003
    Djalma Bastos de Morais..........................            Director                 January 14, 1999
    Francelino Pereira dos Santos....................            Director                February 27, 2003
    Antonio Adriano Silva............................            Director                 January 14, 1999
    Flavio Jose Barbosa de Alencastro                            Director                February 27, 2003
    Oderval Esteves Duarte Filho(2)..................            Director                   April 14, 2000
    Marcelo Pedreira de Oliveira(2)..................            Director                   April 30, 2002
    Joao Bosco Braga Garcia(2).......................            Director                   April 14, 2000
    Sergio Lustosa Botelho Martins(2)................            Director                   April 14, 2000
    Maria Estela Kubitschek Lopes....................            Director                February 27, 2003
    Alexandre Heringer Lisboa........................            Director                February 27, 2003
    Fernando Lage de Melo............................           Alternate                February 27, 2003
    Francisco Sales Dias Horta.......................           Alternate                February 27, 2003
    Marco Antonio Rodgrigues da Cunha................           Alternate                February 27, 2003
    Luiz Antonio Athayde Vasconcelos.................           Alternate                February 27, 2003
    Guilherme Horta Goncalves Junior.................           Alternate                February 27, 2003
    Geraldo Dannemann(2).............................           Alternate                   April 14, 2000
    Mario Lucio Lobato(2)............................           Alternate                February 27, 2003
    Carlos Suplicy de Figueiredo Forbes(2)...........           Alternate                February 27, 2003
    Marc Leal Claassen(2)............................           Alternate                   April 14, 2000
    Fernando Henrique Schuffner Neto.................           Alternate                    April 30,2002
    Franklin Moreira Goncalves.......................           Alternate                February 27, 2003

    -------------------------------------
    (1) Chairman of the Board of Directors.
    (2 )Elected by Southern.

     Set forth below is brief biographical information for each member of our Board of Directors:

Wilson Nelio Brumer - Mr. Brumer earned a degree in business administration from the Economics, Administration and Accounting College--FUMEC-BH in 1975 and has completed several financial management, planning and managerial development courses in Brazil and abroad. He has been the Minas Gerais State Secretary of Economic Development since January 2003 and a director of Valepar S.A. since January 2001. He is the former chairman of the following companies:
BHP Billiton Brasil from November 1998 to December 2002; Grupo Paranapanema from February 1996 to October 1998; Aco Minas Gerais - Acominas from May 1995 to June 1997; Eletrometal Metais Especiais S.A. from 1994 to 1996; Brasifco S.A. from 1993 to 1996; Rio Doce Finance Ltd.--RDF from 1990 to 1992; Itabira International Company Ltd. --

ITACO from 1990 to 1992 and Navegacao Rio Doce S.A.--DOCENAVE from 1990 to 1991. Mr. Brumer is a former vice president of the board of directors of the following companies: Acesita from November 1992 to October 1998; Acesita Energetica S.A. from 1992 to 1996; Forjas Acesita S.A. from 1992 to 1996; CVRD from 1990 to 1992 and the Villares Group consisting of Industrias Villares, Acos Villares S.A. and Elevadores Atlas S.A. from February 1995 to October 1998. He is a former director of: Companhia Siderurgica de Tubarao--CST from July 1996 to April 1999; Varig from November 1994 to February 1996; Usiminas from October 1991 to November 1992; Companhia Siderurgica Tubarao from August 1992 to November 1992; Rio Doce Geologia e Mineracao S.A.--DOCEGEO from 1988 to 1990; Florestas Rio Doce S.A. from 1988 to 1990 and Ferritas Magneticas S.A.--FERMAG from 1984 to 1986. Mr. Brumer is also the former chief executive officer of: Acesita from November 1992 to October 1998; Companhia Siderurgica de Tubarao from July 1996 to April 1999; CVRD from April 1990 to November 1992, Acesita Energetica S.A. from 1992 to 1993 and Forjas Acesita S.A. from 1992 to 1993. He served as the chief financial officer of CVRD from February 1988 to April 1990. Mr. Brumer has also served as a member of the fiscal councils of: Navegacao Rio Doce S.A. - DOCENAVE from 1983 to 1987 (president); Urucum Mineracao S.A. from 1983 to 1984 and Fundacao Vale do Rio Doce de Seguridade Social--VALIA from 1982 to 1983. Mr. Brumer has also served as the president of the Brazilian Steel Company Institute from August 1997 to May 1999, president of the Industrial Policy Council of the Industry Federation of Minas Gerais from 1994 to 1999, president of the finance committee of Valesul Aluminio S.A. from 1984 to 1988, executive director of the Brazilian Foreign Trade Association - AEB from 1994 to 1997, and a member of several councils and committees.

Djalma Bastos de Morais - Mr. Morais holds a bachelor's degree in engineering from the Military Institute of Engineering and has completed additional post-graduate studies in telephony and computers at the same institute. From 1995 to 1998, he was Vice-President of Petrobras Distribuidora S.A., the Brazilian oil company. From 1993 to 1994, Mr. Morais served as Brazilian Minister of Communications. He has also held various other positions, such as chief executive officer of Telecomunicacoes de Minas Gerais S.A.--Telemig; manager of Telecomunicacoes Brasileiras S.A.--Telebras; chief operating officer of Telecomunicacoes de Mato Grosso--Telemat; chief operating officer of Telecomunicacoes do Amazonas--Telemazon; and manager of Telefonica Municipal S.A.--Telemusa.

Francelino Pereira dos Santos - Mr. Santos earned a law degree from the Law School of the Federal University of Minas Gerais in 1949. Mr. Santos was a Minas Gerais state senator from 1995 to 2002 and the Governor of Minas Gerais from 1979 to 1983. He also was a congressional representative for four successive terms from 1963 to 1979 and alderman for the city of Belo Horizonte from 1951 to 1954. From 1961 to 1966 he was Chief of Cabinet of the Minas Gerais State Secretary of Internal Affairs and Justice, Chief of the Minas Gerais State General Management Department and Chief Counselor for Municipalities Affairs of the Cabinet of the Governor. From 1985 to 1990, he was vice-president of management of Banco do Brasil S.A. and the chief executive officer of Acesita from October 1983 to August 1984. Mr. Santos was also a professor and director of the Municipal Accounting High School in Belo Horizonte from 1955 to 1959.

Antonio Adriano Silva - Mr. Silva holds a business administration degree with a specialization in marketing. He has worked for several private entities, including Mesbla S.A., Empresa Brasileira de Varejo S.A.--Embrava, Agencia Jornalistica Imagem, Associacao Comercial de Minas, Asa Criacao de Publicidade, and Coteminas.

Flavio Jose Barbosa de Alencastro - Mr. Alencastro earned a degree in business administration in 1988 at the Economic Sciences College of the University of Brasilia--UniCEUB and completed post-graduate coursework in Managerial Development at the University of Brasilia. Currently, he attends law school at the University of Brasilia. Mr. Alencastro is also the private secretary for the Governor of Minas Gerais. He was Chief of the Cabinet for the President of the Brazilian House of Representatives from 2001 to 2002, Chief of the Cabinet for the leaders of the Social-Democratic political party, or PSDB, of the House of Representatives from 1998 to 2001, Chief of the Counsellorship of the plenary leaders of the PSDB of the House of Representatives from 1997 to 1998, and advisor to the Leadership Commissions for the PSDB of the House of Representatives from 1995 to 1997. Mr. Alencastro also worked at the Congressional Commission's Department of the Brazilian

House of Representatives from 1993 to 1995. He has also been an employee of Companhia Energetica de Brasilia--CEB.

Oderval Esteves Duarte Filho - Mr. Duarte earned a degree in economics and accounting from the Federal University of Minas Gerais in 1991. From 1992 to 1993, he worked as a cost analyst for Usiminas. From 1993 to 1998, he was a senior auditor at Price Waterhouse. Since 1998, Mr. Duarte has been the chief financial officer of Southern Energy, Inc. in Brazil.

Marcelo Pedreira de Oliveira - Mr. Oliveira holds a degree in economics and an MBA from IBMEC (the Brazilian Capital Markets Institute). Currently, he is a member of the board of directors of Infovias and Chief Operating Officer of Electronet S.A. He worked as a financial analyst, managed the accounting department of Light Servicos de Eletricidade S.A. and was assistant to the Executive Vice-President of CEMIG.

Joao Bosco Braga Garcia - Mr. Garcia earned a degree in accounting and business administration in 1979 and earned a degree in economics in 1980 from the Pontifical Catholic University of Minas Gerais. Mr. Garcia is currently the controlling manager of Southern. He served as consultant to the in-house auditing department of CEMIG from December 1997 to October 1999. Mr. Garcia has also served as controlling officer of Itaminas Comercio de Minerios S.A. and Minas do Itacolomy Ltda. from October 1990 to August 1997, financial analyst for Constructora Mendes Junior S.A. from August 1984 to September 1990, in-house audit supervisor of Magnesita S.A. from October 1981 to July 1984 and senior accountant of Arthur Andersen S/C from July 1977 to July 1981. Mr. Garcia has also worked in the accounting department of the Pontifical Catholic University of Minas Gerais.

Sergio Lustosa Botelho Martins - Mr. Martins earned a degree in economics from the Economic Sciences Faculty of the Federal University of Minas Gerais in 1962. He has served as the managing partner of Plus Sante Sistemas Assistenciais de Saude Ltda. since September 1995. Mr. Martins has also served as the Chief Commerical Officer of Datamec S.A. Sistemas de Processamentos de Dados from March 1996 to May 1997, managing partner of Mineracao Mira Serra Ltda. from 1989 to 1995, Subsecretary of Industry and Commerce of the State of Rio de Janeiro from 1988 to 1989, officer of Grupo Tecnicorp from 1979 to 1986, managing partner of Jequitiba Empreendimentos e Construcoes Ltda. from 1976 to 1988, officer of Grupo Multiplo from 1971 to 1977 and economist and financial officer of Magnesita S.A. from 1963 to 1971.

Maria Estela Kubitschek Lopes - Mrs. Lopes holds a degree in architecture and is an interior designer and entrepreneur. She is a managing partner of DF Consultores Ltda. and of Santa Julia Importacao, Exportacao e Participacoes. Mrs. Lopes is also the adviser to the president of the Municipal Theater Foundation of the City of Rio de Janeiro, to the president of the Friends of the State of Rio de Janeiro--AME-RIO and to the president of the board of Casa Santa Ignez (a philanthropic association responsible for the nourishment and education of children and aid to low-income families in the Rocinha neighborhood in Rio de Janeiro). She was one of the founders of Memorial JK, an organization founded in the memory of Juscelino Kubitschek de Oliveira (former President of Brazil), and served as its vice-president from September 1981 to May 2000 and as acting president since October 2000. Mrs. Lopes has also served as president of the council of the Cultural Institute Cesgranrio, vice-president of the council of the Women's Bank, president of the Beneficent Institutions of the State of Rio de Janeiro and member of the council of Casa das Palmeiras, a cultural institution. Mrs. Lopes has received several cultural and social merit awards.

Alexandre Heringer Lisboa - Mr. Lisboa holds a degree in electrical engineering from the Polytechnic Institute of the Pontifical Catholic University of Minas Gerais and a master's degree in mechanical engineering with an emphasis in solar energy from the Federal University of Paraiba, in the city of Joao Pessoa (State of Paraiba). He also has received specialized wind energy training from the Deutsches Windenergie-Institut and from the Summer School on Wind Energy Technology at the University of Oldenburg in Germany. Mr. Lisboa has worked as an engineer for CEMIG since May 1985 and he is a director of Sindieletro as well as a counselor of the Regional Council of Engineering and Architecture. Mr. Lisboa served as an alternate member of the board of directors of CEMIG from January 1999 to December 2000. He was a researcher for and a consultant to the

Technological Foundation Center of Minas Gerais--CETEC from November 1983 to April 1985. From January 1977 to May 1979, he was a trainee at Usiminas, Companhia Siderurgica Belgo-Mineira and Delle-Alstom S.A.--DASA.

Board of Executive Officers

     Our Board of Executive Officers is responsible for the execution of decisions made by our Board of Directors and for our day-to-day management. Our executive officers have individual responsibilities established by our Board of Directors and by our by-laws and serve for three-year terms. The terms of the current executive officers expire in April 2003. Generally, ordinary meetings are held at least twice monthly and extraordinary meetings are held whenever called by the Chief Executive Officer or by two executive officers other than the Chief Executive Officer.

     The names, positions and dates of initial appointment of our executive officers are as follows:

                                                                                                Date of Initial
                     Name                                          Position                       Appointment
-----------------------------------------------      -----------------------------------------  ---------------------
Djalma Bastos de Morais........................      Chief Executive Officer                        January 14, 1999
Celso Ferreira.................................      Chief Planning, Projects and Construction     February 11, 2003
                                                     Officer and Executive Vice President
Elmar de Oliveira Santana......................      Chief Energy Generation and                   February 11, 2003
                                                     Transmission Officer
Jose Maria de Macedo...........................      Chief Energy Distribution and                 February 11, 2003
                                                     Commercialization Officer
Flavio Decat de Moura..........................      Chief Financial Officer and Chief             February 11, 2003
                                                     Investor Relations Officer
Heleni de Mello Fonseca........................      Chief Corporate Management Officer            February 11, 2003

     Set forth below is brief biographical information for each member of the Board of Executive Officers.

Djalma Bastos de Morais - For biographical information regarding Mr. Morais, see "-- Board of Directors."

Celso Ferreira - Mr. Ferreira holds a degree in electrical and mechanical engineering from the Federal Engineering School of Itajuba in the State of Minas Gerais and a masters degree in electric system engineering from the Rensselaer Polytechnic Institute and has completed coursework in electrical system operation and energy trading in Brazil and abroad, including courses at the International Agency for Nuclear Energy in Paris and Commonwealth Edison Co. in Chicago. Mr. Ferreira was the chief generation and commercialization executive officer of Furnas from 1991 to 2003, chairman of that company for four months in 1999 and a member of the board of directors several times from 1991 to 2003. He also served as a director of the ONS, serving as chairman from its foundation in 1998 to the beginning of 2003. He was a representative of Furnas on the MAE, participating in discussions regarding certain MAE rulings and the General Agreement of the Electricity Sector. Mr. Ferreira was a professor of the Engineering School of the University of Rio de Janeiro from 1970 to 1980. From 1966 to 1970, he worked as an engineer for Cia. Auxiliar de Empresas Eletricas--CAEEB. He was one of the founders of Associacao Brasileira das Empresas Geradoras de Energia Eletricas--ABRAGE (Brazilian Electricity Generation Company Association) and of Associacao Brasileira das Grandes Empresas de Transmissao - ABRATE (Brazilian Transmission Company Association). Mr. Ferreira has also served as a member of several associations, including the energy commission of the Commercial Association of Rio de Janeiro from 1999 to 2000 and of the fiscal council of Companhia Paranaense de Energia - Copel.

Elmar de Oliveira Santana - Mr. Santana holds a degree in electrical engineering from the Pontifical Catholic University of Minas Gerais and a master's degree in business administration from IBMEC (the Brazilian Capital Markets Institute). He worked from 1977 to 1983 at DAE/MG (a water and electricity utility owned by the State of Minas Gerais) as the rural electrification coordinator and as an operations and distribution superintendent. From 1983 to 2001, he worked at CEMIG as an engineer, as sales and distribution superintendent and as assistant to the head of sales and distribution. From December 2001 to April 2002, he was the Secretary of Mines and Energy for the State of Minas Gerais.

Jose Maria de Macedo - Mr. Macedo earned a degree in electrical engineering from the Federal University of Minas Gerais in 1967 and has completed several specialization courses on electricity and management. He was a trainee at the Bonneville Power Administration in Portland, Texas, at the Tennessee Valley Authority, at the Bureau of Reclamation in Denver, Colorado and Southern California Edison in California. Mr. Macedo worked at CEMIG from September 1969 to May 1994, when he retired as superintendent of electricity transmission. After his retirement from CEMIG, Mr. Macedo was an organizer of Cooperativa de Prestacao de Servicos de Engenharia Ltda., where he currently serves as president. Prior to joining CEMIG, Mr. Macedo served as an engineer at Sociedade Instalacoes Tecnicas--SIT. Mr. Macedo has conducted several studies and seminars on the electricity field in Brazil.

Flavio Decat de Moura - Mr. Moura holds a degree in electronic and electrical engineering from the Federal Univerity of Minas Gerais. He served as a director and chief executive officer of Electronuclear, the Federal Government's nuclear power agency, from May 2001 to January 2003 and as chief development officer of Sithe Energies, Inc. from 1998 to 2000. From 1996 to 1997 he was vice-president and chief electricity distribution officer of Empresa Energetica de Mato Grosso do Sul S.A.--Enersul. In 1993, Mr. Moura was the chief technical and engineering officer of Itaipu. He served as the chief electricity production officer of Empresa Transmissora de Energia Eletrica do Sul do Brasil S.A.--Electrosul from 1992 to 1993 and the superintendent of engineering of Itaipu from 1983 to 1992. Mr. Moura was also the assistant to the chief executive officer of Itaipu and engineer and manager of several divisions of Furnas from 1970 to 1982.

Heleni de Mello Fonseca - Mrs. Fonseca graduated with a degree in electrical engineering with a specialization in electronics and telecommunications from the National Telecommunications Institute - INATEL and completed post-graduate studies in marketing and business development at Fundacao Getulio Vargas--FGV. She was the chief officer of entrepreneurial business of Telemar, the phone company of the State of Bahia, Brazil, from August 1988 to November 2000, the chief officer of corporate and retail business of Telemar from August 1998 to August 2000, the chief of services of Telemig, a phone company in the State of Minas Gerais, from January 1996 to August 1998 and the chief operation officer of Telemig and Telemar from July 1995 to December 1995. Mrs. Fonseca also served as a director of the Telecommunications Department of the State of Minas Gerais--DETEL/MG, or DETEL/MG, from June 1991 to July 1995 and the manager of the implementation of data communication services of Empresa Brasileira de Telecomunicacoes--Embratel in Minas Gerais from 1998 to 1991. From 1976 to 1987, she worked at the Telecommunications Department of DETEL/MG as an engineer, technical officer and engineering superintendent.

Compensation of Directors and Executive Officers

     For the year ended December 31, 2001, the aggregate amount of compensation that we paid to all directors and executive officers at that time was approximately R$1.7 million.

Fiscal Council

     Our Fiscal Council, which generally meets once every three months, consists of three to five members and their respective alternates elected by our shareholders for a one-year term at the annual meeting. Holders of the preferred shares as a group are entitled to elect one member of the Fiscal Council and a corresponding alternate. The primary responsibility of the Fiscal Council, which is independent from management and from the independent public accountants appointed by the Board of Directors, is to review our financial statements and report them to our shareholders. The Fiscal Council is also charged with issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and corporate reorganizations. The Fiscal Council also examines the activities of management and reports these activities to the shareholders.

     The current members of the Fiscal Council and their alternates, all of whose terms expire on April 30, 2003, are as follows:

                                                                                                 Date of Initial
                               Name                                         Position               Appointment
---------------------------------------------------------------    ----------------------   -------------------------
Luiz Guarita Neto..............................................              Member             February 27, 2003
Aristoteles Luiz Menezes Vasconcellos Drummond.................              Member               April 27, 1999
Luiz Otavio Nunes West(1) .....................................              Member               April 27, 1999
Bruno Constantino Alexandre dos Santos(1)......................              Member               April 30, 2001
Thales de Souza Ramos Filho....................................              Member             February 27, 2003
Ronald Gastao Andrade Reis.....................................             Alternate             April 30, 1998
Marcus Eola de Lamounier Bicalho...............................             Alternate           February 27, 2003
Livia Xavier de Mello(1).......................................             Alternate             April 30, 2001
Aliomar Silva Lima.............................................             Alternate           February 27, 2003

--------------------
(1) Elected by shareholders holding our preferred shares

     Currently, one of our alternate Fiscal Council member positions is vacant. We expect that this position will be filled at our next annual shareholders' meeting.

Consumer Council

     We have established a Consumer Council pursuant to Brazilian law, which is comprised of representatives of consumer groups and advocacy organizations. The Consumer Council advises us as to service and other concerns of our customers.

Employees

     At December 31, 2001, we had 11,288 employees, of whom 148 were managers, and during the year then ended we had an average of 528 temporary employees. At December 31, 2000, we had 11,532 employees, of whom 390 were managers, and during the year then ended we had an average of 327 temporary employees. The following table sets forth the number of our employees by category at the dates indicated:

                                                                      Number of Employees at
                                              --------------------    ---------------------   -----------------------
                                                December 31, 2001       December 31, 2000        December 31, 1999
                                              --------------------    ---------------------   -----------------------
Managers........................                        148                      390                     381
Professionals...................                      1,384                    1,189                   1,196
Operational technicians.........                      7,929                    8,020                   8,002
Clerical workers................                      1,827                    1,933                   2,030
                                              --------------------    ---------------------   -----------------------
Total...........................                     11,288                   11,532                  11,609
                                              --------------------    ---------------------   -----------------------

     Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into a collective bargaining agreement with the labor unions representing most of these employees. Beginning in 1994, we ceased our long-standing practice of automatically increasing salaries to adjust for the effects of inflation. Instead, freely negotiated collective bargaining sessions are held on an annual basis and the resulting agreement is effective during the following 12-month period beginning November 1. In November 2001, we finalized a collective bargaining agreement for the one-year period beginning November 1, 2001 following a negotiation with the labor unions that represent our employees. This agreement provides for an 8.16% salary increase compared to the prior year and for a special profit sharing payment equivalent to 58% of the actual base salary in force in October 2001, in a minimum amount of R$500.00. In November 2002, we finalized a collective bargaining agreement for the one-year period beginning November 1, 2002. This agreement provides for an 11.43% salary increase compared to the prior year and for a special profit sharing payment equivalent to 65% of the actual base salary in force in October 2002, in a minimum amount of R$500.00

     While we experienced short periods of work stoppages during the past four years, none of these stoppages was material. We are unable to predict what effect, if any, future labor disturbances might have upon our results of operations or financial condition. We are likewise unable to predict what effect, if any, changes in Brazil's labor regulations may have on us.

     In 1995, we established an employee profit sharing program in accordance with applicable Brazilian labor legislation. Under Brazilian law, we may not contribute an amount to our profit sharing plan in any single year in excess of 25% of total proposed dividends for that year.

     On March 6, 2001, our board of directors approved our voluntary resignation program, which provides certain incentives for our employees to tender their resignations. These incentives are comprised of (i) a lump sum payment of 60% of the employee's monthly salary for each year of work at CEMIG (subject to a 20-year maximum) and (ii) life and health insurance benefits for a period of six months following resignation. We received resignations from 580 employees under this program from May 2001 to March 2002. See note 27 to our consolidated financial statements.

Share Ownership

     Each of our directors and executive officers beneficially owns less than 1% of our preferred shares.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

     As of December 31, 2002, the State Government owned 36,119,657,399 common shares, or 50.96% of our outstanding voting stock, and 3,030,572,489 preferred shares, or approximately 3.31% of those outstanding. As of the same date, Southern, our second largest shareholder, owned 23,362,956,173 common shares, or approximately 32.96% of those outstanding. Southern is a joint venture formed in 1994. We believe that a principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company. We believe that the other significant member of Southern was, until December 2002, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses. We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participacoes S.A.

     The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2002.

                                                    Common             %             Preferred             %
                 Shareholder                        Shares          of Class          Shares            of Class
------------------------------------------     --------------      ---------      --------------        --------
State Government(1)                            36,119,657,399         50.96        3,030,572,489           3.31
Southern                                       23,362,956,173         32.96             -                  -
All directors and executive officers
    as a group                                         38,560          -               1,566,338           -
Other                                          11,391,515,791         16.08       88,178,383,872          96.61
                                                                                  --------------
Total of outstanding shares                    70,874,167,923        100.00%      91,210,522,699          99.92%
                                               --------------      ---------      --------------        --------
Treasury shares                                        -               -              69,128,403           0.08%
Total of authorized and issued shares          70,874,167,923        100.00%      91,279,651,102         100.00%
                                               ==============      =========      ==============        ========

-------------------
(1) The shares attributed in this line item to the State Government include shares held by MGI and other State Government agencies.

     As of December 31, 2001, there were 69,495,477,931 common shares and 89,436,236,828 preferred shares outstanding (not including treasury shares).

     Since our incorporation, our operations have been influenced by the fact that the State Government controls us. Our operations have had and will continue to have an important impact on the development of business and industry in Minas Gerais and on social conditions in the state. The State Government has from time to time in the past directed us to engage in certain activities and make certain expenditures designed primarily to promote the social, political or economic goals of the State Government and not necessarily designed with a view to our profitability, and it may direct us to do so in the future. See "Item 3. Key Information--Risk Factors--Risks Relating to CEMIG--We are controlled by the State Government."

     As of December 31, 2002, we had 15 common shareholders in the United States, holding a total of 229,958,542 common shares. We also had 138 preferred shareholders in the United States, holding a total of 11,755,157,882 preferred shares.

     We are not aware of any significant changes in the percentage ownership of any shareholders which held 5% or more of our outstanding shares during the past three years.

     Although our by-laws do not provide any restrictions concerning a change in our control, a state law authorizing a change of control would be required for a change of control to take place. Because we are a state-controlled company, the sale of more than 50% of the voting stock of CEMIG by the State Government requires the passage of specific authorizing legislation by the legislature of Minas Gerais. See note 32 to our consolidated financial statements.

Related Party Transactions

     We are party to the following related-party transactions:

     o Our agreement with the State Government with respect to the CRC Account and related financial income and provision for loss and VAT advance payments, expenses, assets and liabilities; and

     o Our agreement with Forluz, the entity responsible for managing our employee pension fund, pertaining to the fund and related balances.

For a more detailed discussion of these transactions, see note 25 to our consolidated financial statements.

Item 8.  Financial Information

Consolidated Financial Statements and Other Financial Information

     Please refer to our financial statements that appear beginning on page F-1 of this document as well as "Item 3. Key Information--Selected Consolidated Financial Data."

Legal Proceedings

     We are affected by an ongoing dispute between our shareholders. We are also defending several judicial proceedings involving rate increases, taxes and other contributions, labor and pension fund obligations and civil liabilities, as well as several administrative proceedings regarding tax obligations, environmental penalties and other charges imposed by governmental agencies, including ANEEL. The most relevant proceedings in which we are involved are summarized below.

     Shareholders' Agreement

     In connection with the sale in 1997 of approximately 33% of our shares to Southern as described in "Item 7. Major Shareholders and Related Party Transactions--Principal Shareholders," Southern and the State Government entered into a shareholders' agreement that contained special quorum and veto provisions granting Southern expanded control over certain decisions. In 1999, after a new State Government administration took office, the State Government filed a lawsuit seeking to nullify the shareholders' agreement on the grounds that these special provisions constituted an unlawful transfer of control of us to Southern under principles of Brazilian constitutional law, and claiming in particular that the State Government may only cede control of us pursuant to specific state legislation providing for the same.

     On March 21, 2000, the First Court of Fazenda Publica e Autarquias in Belo Horizonte rendered a decision declaring the shareholders' agreement null and void, and this decision was ratified on August 7, 2001 by the Minas Gerais State Court of Appeals. At present, the State Government has been restored to its position as our sole controlling shareholder and none of the special quorum or veto provisions are in effect. However, this decision has been appealed to a superior court and therefore the effectiveness of the shareholders' agreement and control of CEMIG remain subject to judicial challenge.

     Rate Increases

     We are the defendant in several lawsuits brought by industrial customers alleging that increases in electricity rates during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan, were illegal. The plaintiffs further allege that all our rates after the Cruzado Plan period were illegal in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases.

     We are actively contesting all of the rate increase claims. Some of these claims have been decided at the trial court level in our favor, whereas some have been decided in favor of our customers. All of the cases that have been decided at the trial court level have been appealed to the Superior Tribunal de Justica (Superior Court of Justice), which ruled that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. In the aggregate, the rate increase claims brought against us amounted to R$74.4 million as of December 31, 2001, and at that date we had accrued a liability of that amount.

     In addition to the aforementioned claims, we are a defendant in a lawsuit contesting rate subsidies granted to low-income consumers and a lawsuit contesting the sobretaxa (surcharge) implemented as part of the Electricity Rationing Plan established by the Federal Government in 2001. In the aggregate, these claims amounted to approximately R$11.9 million as of December 31, 2001, and at that date we had accrued a liability in the amount of R$5.7 million. We have not provisioned the remaining amount of R$6.2 million as we believe that we have a meritorious defense.

     Taxes and Other Contributions

     We are party to a number of proceedings and claims involving the Federal Government as well as other proceedings and claims arising in the ordinary course of business. These proceedings and claims include judicial disputes regarding payment of taxes and contributions such as a potential tax dispute including social contribution tax and Finsocial contributions, for which we have accrued a total liability of R$144.36 million as of December 31, 2001, and a dispute regarding the COFINS revenue tax for which we have not recorded any reserve, as we believe that we have a meritorious defense.

     We are also contesting a number of administrative proceedings asserted by federal tax authorities in respect of income tax set-off resulting from the adjustment made in 2001 to our consolidated financial statements prepared in accordance with the Brazilian Corporate Law for the year ended December 31, 1997 relating to new accounting rules for pension fund obligations established by CVM Instruction No. 371 of December 13, 2000. The amount involved in this claim is estimated to be R$209.5 million as of December 31, 2001. We have not accrued any liability related to this claim, as we believe we have a meritorious defense.

     Labor and Pension Fund Obligations

     We are defending a number of labor-related claims brought by our employees. These claims generally refer to overtime and hazardous occupation compensation. Employees must file a claim for these payments within two years of the termination of their employment agreements. As of December 31, 2001, these employees were seeking, in the aggregate, approximately R$67.8 million in compensation, and at that date we had accrued a liability of R$54.3 million with respect to these claims.

     We are also defending, with Forluz, a claim brought by Sindieletro, our employees' labor union. Sindieletro asserts that we failed to make certain allegedly obligatory cost-of-living increases in contributions to our employee pension funds. As of December 31, 2001, the plaintiff in this action was seeking R$594 million. We have not accrued any liability related to this claim as we believe we have a meritorious defense.

     In addition, Sindieletro has sued Forluz in order to contest the increase of the value of the contributions to be paid by Forluz to our employees. We estimate that the amount related to this lawsuit is approximately R$227.8 million as of December 31, 2001. If Sindieletro is successful in this lawsuit, we expect that the additional amount to be paid by Forluz will be covered through Forluz's current actuarial surplus.

     Claims in the Ordinary Course of Business

     We are a party to several civil claims involving small amounts brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of our business. These claims totaled an estimated R$34.3 million as of December 31, 2001. As of that date, we had accrued a liability of R$15.9 million with respect to these claims. We have not accrued a liability with respect to the full amount of the claims because we believe we have a meritorious defense.

     Administrative Proceedings

     ANEEL has brought an administrative proceeding against us, contesting a R$166.7 million refund issued to us in 1995 by the Brazilian National Treasury. ANEEL alleges that this refund originated from a miscalculation of credits in the amount of a rate shortfall receivable that was applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against us in this matter, but we intend to appeal this decision in court. We believe that we have a meritorious defense to this claim and therefore we have not accrued any liability in respect thereof.

     Legal Proceedings Subsequent to December 31, 2001

     The following legal proceedings were commenced subsequent to December 31, 2001:

     We are a defendant in five lawsuits contesting the Encargo de Capacidade Emergencial (Emergency Capacity Charge), filed from February 2002 to July 2002. Each of these claims has been certified as a class action and involves alleged damages caused by the Electricity Rationing Plan. It is not possible at the present time to estimate the amounts involved in these claims. We have not accrued any liability related to these claims because we believe we have a meritorious defense. We merely collect the Emergency Capacity Charge from our customers on behalf of Comercializadora Brasileira de Energia Eletrica--CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages, and then pass on the entire amount of such charge to the CBEE.

     We are also a defendant in a lawsuit related to the recomposicao tarifaria, or the regulatory extraordinary rate adjustment, filed in August 2002. We have not accrued any liability related to this claim because we believe that we have a meritorious defense.

     On September 18, 2002 four members of our Board of Directors at that time (Claudio Jose Dias Sales, Oderval Esteves Duarte Filho, Marcelo Pedreira de Oliveira and David Travesso Neto), all appointed by Southern, filed a complaint with the CVM regarding the practices of our management and the State Government, our controlling shareholder, with respect to our ability to collect payments due to us under the CRC Account Agreement. In October 2002, we responded to the complaint and indicated that we are negotiating with the State Government regarding the repayment of these amounts. The CVM currently is investigating this matter. We do not know whether this complaint will result in further CVM investigations and/or any administrative proceedings. Further CVM investigations and/or administrative proceedings may have an adverse effect on our business and results of operations, including our ability to raise additional capital. On January 29, 2003, our Board of Directors authorized us to file a lawsuit against the State Government in order to collect the overdue amounts owed to us under the CRC Account Agreement.

     On January 16, 2003, ANEEL sent us a notice alleging that we had failed to obtain necessary ANEEL authorization relating to our 15-year operating lease agreement with Infovias. ANEEL may seek to impose a fine upon us relating to this claim. The maximum penalty applicable in respect of this claim is a fine in an amount equal to up to 2% of our revenues during the 12-month period immediately prior to the imposition of the fine. In addition, ANEEL may impose restrictions upon the terms and conditions of such agreement. We have not accrued any liability related to this claim because we believe that we have a meritorious defense.

Dividend Policy and Payments

     Payment of Dividends

     We are required by the Brazilian Corporate Law to hold an annual shareholders' meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of our Board of Executive Officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared in accordance with the Brazilian Corporate Law for the fiscal year ending December 31. Under Brazilian law, dividends are required to be paid within 60 days following the date the dividend was declared to the holder of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared.

     Mandatory Distributions; Priority and Amount of Dividends

     Pursuant to our by-laws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, an aggregate amount equal to at least 25% of net income for the fiscal year. We refer to this amount as the mandatory dividend amount.

     Each preferred share is entitled to an annual dividend equal to the greater of 10% of par value per preferred share or 3% of the book value of such preferred share. This preferred dividend has priority in the allocation of the mandatory dividend amount for the relevant period.

     After payment of the preferred dividend, the remainder of the mandatory dividend amount, if any, is allocated first to the payment of an annual dividend to the holders of common shares in an amount up to the annual cash dividend guaranteed to the preferred shares. If a portion of the mandatory dividend amount remains after the payment of the common dividend, the remaining funds are to be distributed on an equal, pro rata basis with respect to all preferred shares and common shares. In addition, if the shareholders approve dividends in an amount greater than 10% of par value, the amount in excess of 10% must be distributed equally among all shares.

     We may also pay interim dividends to holders of preferred shares and common shares. Any interim dividends paid will count toward the calculation of the dividend payable for the fiscal year in which the interim dividend was declared. Under the Brazilian Corporate Law, our Board of Directors is permitted to recommend the non-payment of the mandatory dividend for any year.

     The State Government guarantees that the amount of dividends received by certain holders of preferred shares and common shares with respect to any fiscal year will equal at least 6% of the par value of the preferred shares and the common shares. Accordingly, even if our net income is negative with respect to any fiscal year, some of our shareholders will receive a dividend of 6%. This state guarantee runs only to private holders of shares and not to public or governmental holders.

     Amounts Available for Distribution

     The amount available for distribution is determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law and the procedures described below.

     Prior to each of our annual shareholders' meetings, our Board of Directors is required to suggest the appropriate allocation of net profit realized during the preceding fiscal year. For purposes of the Brazilian Corporate Law, net profit is defined as net income after income and social contribution taxes for the relevant fiscal year, minus any accumulated losses from prior fiscal years and any amounts allocated to management's participation in the company's profits. Under the Brazilian Corporate Law, the amount available for distribution equals the company's net profit minus any amounts allocated from such net profit to the following reserves:

     o  legal reserve;

     o  contingency reserve for anticipated losses; and

     o  unrealized income reserve.

     We are required to maintain a legal reserve, to which we must allocate 5% of our net profit for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocation to our legal reserve in respect of any fiscal year in which our legal reserve, when added to our other established capital reserves, exceeds 30% of our paid-in capital. Net losses, if any, may be charged against the legal reserve. As of December 31, 2001, our legal reserve was R$94 million, which was equal to 6.7% of our paid-in capital on that date. A percentage of net profit may also be allocated to a contingency reserve for probable future losses.

     If the amount of unrealized income exceeds the sum of:

     o  the legal reserve;

     o  the special reserve, as defined below;

     o  retained earnings; and

     o  the contingency reserve for anticipated losses,

the surplus may be allocated to an unrealized income reserve. Under the Brazilian Corporate Law, unrealized income results from the recognition of credits to income, which will be effectively received in succeeding years.

     We may also grant a participation in our net profit to our management. However, the allocation to the special reserve and the participation of our management cannot reduce the mandatory amount. The balance of the special reserve plus the balance of other profit reserves (with the exception of the contingency reserve for anticipated losses and the unrealized income reserve) may not be higher than our capital. The amount in excess of our capital must be used to increase our capital or be distributed as a cash dividend.

     The amount available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced as a result of the allocations of income to or from the unrealized income reserve.

     In accordance with the Brazilian Corporate Law and our by-laws, dividends not claimed within three years of the date they were distributed revert to us.

     Interest on Capital

     Pursuant to Brazilian law, we may pay interest on capital in lieu of dividends as an alternative form of making distributions to shareholders. Distributions made as interest on capital are counted toward the minimum dividend requirements contained in our by-laws. These distributions may be paid in cash. We may treat these payments as an expense for income tax and social contribution purposes. This interest is limited to the daily pro rata variation of the Federal Government's long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

     o 50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

     o 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

     Shareholders who are not residents of Brazil must register with the Central Bank to be eligible to remit foreign currency outside of Brazil arising from the payment of dividends, sales proceeds or other amounts with respect to their shares. The preferred shares underlying the ADSs are held in Brazil by the custodian, as agent for the depositary bank, which is the registered owner of our shares.

     Currency Exchange

     Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real depreciated by approximately 18.67% relative to the U.S. dollar in 2001 and has lost about 51% of its value since January 2002. See "Item 3. Key Information--Risk Factors--Risks Relating to Brazil--Exchange rate instability may adversely affect our financial condition and results of operations."

     Dividends in respect of the preferred shares paid to holders who are not Brazilian residents, including holders of ADRs, are generally not subject to Brazilian withholding tax, although payments of interest on capital may, in certain circumstances, be subject to withholding tax. See "Item 10. Additional Information--Taxation--Brazilian Tax Considerations--Taxation of Dividends" and "--U.S. Tax Considerations--Taxation of Distributions." There is no specific record date upon which the depositary bank will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions. Pursuant to the Second Amended and Restated Deposit Agreement, the depositary bank will arrange for the funds to be converted into U.S. dollars upon receipt of notice of cash dividends or other cash distributions.

     History of Dividend Payments

     The following table sets forth the recent history of declarations of dividends and interest on capital on our common shares and preferred shares. For each year in the table, the payment of the dividends occurred during the year following declaration, except for 1998, when a portion of the total dividend amount for that year was paid during the same year. For the periods indicated, the dividends paid per 1,000 common shares and per 1,000 preferred shares were the same. See "Item 3. Key Information--Selected Consolidated Financial Data."

                             Declaration History of Dividends and Interest on Capital(1)

Dividend Year                                      Common Shares                          Preferred Shares
----------------------------------      ---------------------------------        ------------------------------------
                                              (R$)(2)          (US$)(3)             (R$)(2)               (US$)(3)
                                        -----------------  --------------        --------------     -----------------
1996...........................             56,788,022        52,727,969           73,082,554           67,857,524
1997...........................            119,266,477       103,917,204          153,522,436          133,765,268
1998...........................            243,991,371       169,459,096          314,001,295          218,083,022
1999...........................             81,759,386        41,981,713          105,219,102           54,027,780
2000...........................             81,768,792        30,590,644          105,231,208           39,368,203
2001...........................             93,858,914        40,099,762          120,790,421           51,605,830
2002(4)........................             96,198,579        33,846,035          123,801,421           43,557,683

--------------------
(1) In accordance with the Brazilian Corporate Law, dividends and interest on capital are accounted for as having been paid in the dividend year in which they are declared, even if such dividends or interest on capital were formally approved by a shareholders' meeting in the following year.
(2)  Real amounts are expressed in nominal reais.
(3) U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the noon buying rate on the respective dates when we first paid the indicated dividends.
(4) The 2002 dividends are expected to be approved at the annual and extraordinary general shareholders' meetings to be held in 2003. See note
     (1). For U.S. GAAP accounting purposes, dividends are not recognized until they are approved by the shareholders.

Significant Changes

     The most significant changes in our financial condition since the date of our financial statements that are included in this annual report on Form 20-F are those related to the devaluation of the real against the dollar since January 1, 2002. This devaluation has had a negative effect on our net earnings during 2002 and the first month of 2003 as it has resulted in an increase in our financial expenses. The effect of Argentina's debt default in December 2001 and concerns regarding the recent presidential elections in Brazil have caused the real to lose a significant percentage of its value as measured against the U.S. dollar. On January 2, 2002, the noon buying rate for reais was R$2.3100 per U.S.$1.00. On March 21, 2003, the noon buying rate for reais was R$3.4250 per U.S.$1.00. We were granted a 10.51% rate increase in April 2002, partially offsetting the negative impact of the exchange rate variation and producing a positive effect in our electricity sales revenues. See "Item 3. Key Information--Risks Relating to Brazil--Exchange rate instability may adversely affect our financial condition and results of operations" and "Item 11. Qualitative and Quantitative Disclosures about Market Risk--Exchange Rate Risk."

Item 9. The Offer and Listing

Trading Market

     The principal trading market for our preferred shares is the Sao Paulo Stock Exchange. Our ADSs, each representing 1,000 preferred shares, have traded on the NYSE, under the symbol "CIG" since September 18, 2001. Prior to that date, our ADSs were traded in the over-the-counter, or OTC, market in the United States. The ADSs are evidenced by ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement by and among us, the depositary and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. As of December 31, 2001, there were approximately 19,954,000 ADSs outstanding, representing approximately 19.954 billion preferred shares or approximately 22% of our 89.436 billion outstanding preferred shares. Such ADSs were held by 11 record holders as of that date. Our common shares are also listed and traded on the Sao Paulo Stock Exchange.

     The following table sets forth the reported high and low closing sale prices for the preferred shares on the Sao Paulo Stock Exchange (per lot of 1,000 preferred shares) and the ADSs on the NYSE for the periods indicated.

                                             Preferred Shares(1)                              ADSs
                                      -----------------------------------      --------------------------------
             Period                          Price in Nominal R$                          Price in US$
------------------------------        -----------------------------------      --------------------------------
                                          High                  Low                 High               Low
                                     ---------------      ---------------      --------------   ---------------
1997....................                 64.50                34.01                 -                   -
1998....................                 58.99                13.20                 -                   -
1999....................                 44.70                14.50                 -                   -
2000....................                 40.50                22.80                 -                   -
2001(2).................                 36.70                21.00                18.62                8.40
2002....................                 39.70                18.90                16.73                4.85

2000
First quarter...........                 40.50                27.65                 -                   -
Second quarter..........                 33.71                22.80                 -                   -
Third quarter...........                 36.10                30.00                 -                   -
Fourth quarter..........                 32.70                24.40                 -                   -

2001
First quarter...........                 36.70                25.90                 -                   -
Second quarter..........                 27.95                21.00                 -                   -
Third quarter(2)........                 29.91                22.90                 9.55                8.40
Fourth quarter..........                 35.55                22.51                14.90                8.49

2002
First quarter...........                 39.70                29.70                16.73               12.60
Second quarter..........                 38.50                28.10                16.40                9.90
Third quarter...........                 31.80                19.93                10.98                5.35
Fourth quarter..........                 27.70                18.90                 7.86                4.85

December 2001...........                 35.55                29.80                14.94               12.60
January 2002............                 36.00                29.70                15.50               12.60
February 2002...........                 37.98                32.40                15.76               13.91
March 2002..............                 39.70                34.00                16.73               14.30
April 2002..............                 38.50                33.80                16.40               14.62
May 2002................                 35.70                30.70                14.79               12.45
June 2002...............                 34.38                28.10                12.85                9.90
July 2002...............                 31.80                24.50                10.98                7.62
August 2002.............                 29.74                22.12                10.08                6.95
September 2002..........                 28.00                19.93                 8.63                5.35
October 2002............                 24.98                18.90                 6.80                4.85
November 2002...........                 25.50                22.25                 7.00                6.05
December 2002...........                 27.70                22.15                 7.86                5.84
January 2003............                 28.85                24.04                 8.75                6.85
February 2003...........                 26.40                21.40                 7.15                6.06
March 2003(3)...........                 26.55                22.00                 7.75                6.25

--------------------
(1) Preferred share prices and volumes per 1,000 preferred shares.
(2) From the listing on the NYSE on September 18, 2001 until the end of the period.
(3) Through March 21, 2003.

     On March 21, 2003, the closing price per 1,000 of the preferred shares on the Sao Paulo Stock Exchange was R$26.50 and the closing price per ADS on the NYSE was US$7.75.

     On July 12, 2002, our depositary receipts, each representing 1,000 of our preferred shares, began trading on the LATIBEX, under the ticker symbol "XCMIG". The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

Trading on the Sao Paulo Stock Exchange

     The preferred shares are traded on the Sao Paulo Stock Exchange, the only Brazilian stock exchange that trades shares. Trading on the Sao Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The CVM and Sao Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

     If you were to trade in the preferred shares on the Sao Paulo Stock Exchange, your trade would settle in three business days after the trade date. Delivery of and payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia.

     In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of this stock exchange falls more than 10% from the index registered for the previous trading session.

     The Sao Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2001, the aggregate market capitalization of the 441 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately US$185 billion and the 10 largest companies listed on the Sao Paulo Stock Exchange represented approximately 49% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder. As of December 31, 2001, we accounted for approximately 1.20% of the total market capitalization of all listed companies on the Sao Paulo Stock Exchange.

     Our preferred shares and common shares have daily liquidity on the Sao Paulo Stock Exchange and have had no significant suspension of trading in the past three years. All interruptions that occurred in the past three years were caused by the processing of interest on capital rights except for an interruption on November 17, 2000, which was due to the disclosure of an announcement of the commencement of studies to evaluate potential sales of our common shares owned by the State Government. This announcement was applicable only to shares in the distribution company to be formed in the unbundling process.

     The following table sets forth, as of December 31, 2001, the trading interruptions that have occurred in the past three years for our shares traded on the Sao Paulo Stock Exchange:

        Suspension                      Reopening                                      Reason
------------------------   -------------------------------     ------------------------------------------------------
April 17, 2000........      April 17, 2000 at 10:15 AM         Interest on capital approved at the Board of
                                                               Director's meeting on April 14, 2000
June 30, 2000.........      June 30, 2000 at 10:15 AM          Interest on capital approved at the Board of
                                                               Director's meeting on June 29, 2000
November 17, 2000.....      November 17, 2000 at 12:00 PM      State Government announcement relating to possible
                                                               sale of shares relating to post-unbundling
                                                               distribution company

     On October 17, 2001, as part of our efforts to improve our relationship with investors and increase transparency, we joined Level 1 of the Sao Paulo Stock Exchange's Special Corporate Governance Levels. To this end, we executed the Contract for the Adoption of Differentiated Corporate Governance Practices
- Level 1 with the Sao Paulo Stock Exchange, pursuant to which, among other things, we undertook to do the following:

     o maintain a free float of shares representing at least 25% of our capital stock;

     o provide a minimum notice period of 15 days after calling any general shareholders' meeting;

     o improve the scope of our quarterly financial information, by obligating ourselves to include consolidated financial statements and cash-flow statements with this information;

     o comply with information disclosure rules for transactions involving securities that we issue on behalf of our controlling shareholder or management;

     o disclose any shareholder agreements, stock option programs and contracts with related parties;

     o  hold an annual meeting with analysts and any other interested parties;

     o  make available an annual calendar of corporate events; and

     o adopt mechanisms that favor capital dispersion in public share offerings.

     Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Item 10. Additional Information--Exchange Controls."

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are principally governed by Law No. 6,385, dated December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the National Monetary Council and the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investments and foreign exchange transactions.

     Under the Brazilian Corporate Law, a corporation is either publicly owned (companhia aberta), such as we are, or closely held (companhia fechada). All publicly owned companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are traded on the Sao Paulo Stock Exchange, but may be traded privately subject to certain limitations. The Brazilian OTC market consists of direct trades and trades between individuals in which a financial institution registered with the CVM serves as intermediary.

     We have the option to ask that trading in our securities on the Sao Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the Sao Paulo Stock Exchange or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

     Brazilian law provides general restrictions on unfair trading practices and market manipulation, although in Brazil there may be fewer instances of enforcement actions and judicial precedent is less well defined than in certain other countries.

     Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares and the depositary bank must obtain a certificate of registration from the Central Bank of Brazil to be eligible to remit U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of ADSs exchanges its ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary bank's certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless the holder qualifies for and obtains a new certificate of registration. See "Item 10. Additional Information--Exchange Controls."

Item 10. Additional Information

By-laws

     We are a state-controlled company registered under the laws of Brazil. The registration number given to us by Junta Comercial do Estado de Minas Gerais, or the Board of Trade of Minas Gerais, is 3130004012. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our extraordinary shareholders' meeting on October 24, 2002 to comply with certain provisions of Law No. 10,303, and (ii) the Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

     Object and Purpose

     As described in Article 1 of our by-laws, we were incorporated for five main purposes: (i) to research, construct and operate electric power production, transformation, generation, transmission, distribution and trading systems; (ii) to render consulting services to companies in Brazil and abroad;
(iii) to promote the continuing use of waterways that constitute the hydrographic basins in Minas Gerais; (iv) to form subsidiary companies; and
(v) to perform any activities which can be conducted using our electric power assets.

     Preferred Shares

     Holders of preferred shares have the right to receive annual minimum dividends in an amount equal to the greater of 10% of the par value of each preferred share or 3% of the book value of each preferred share. Holders of our preferred shares also will have priority over any other class of shares if we decide to redeem shares. A preferred share does not entitle its owner to vote at the general shareholders' meetings.

     The Brazilian Corporate Law provides that, for public companies in existence on or before March 1, 2002, the number of outstanding non-voting or restricted-voting shares may not exceed two-thirds of the total number of shares outstanding. Nevertheless, such companies may elect to be subject to a more restrictive guideline applicable to newly formed companies, which provides that no more than one half of a public company's outstanding shares may be non-voting or restricted-voting shares.

     Share Subscription

     Shares purchased by the State Government, which shall maintain the majority of our voting shares, are paid for in accordance with the Brazilian Corporate Law. Shares purchased by other shareholders (whether natural persons or companies) shall be paid for in accordance with the decision resulting from the general meeting of shareholders that addresses the matter.

     Article 171 of the Brazilian Corporate Law provides that each shareholder has a general preemptive right to subscribe for new shares or convertible securities issued in any capital increase, in proportion to that shareholder's shareholding, except in the event of the exercise of any option to acquire shares of our capital stock. Shareholders must exercise their preemptive rights within 30 days after the publication of the notice of capital increase.

     In the event of a capital increase, holders of ADSs, which represent preferred shares, would have preemptive rights to subscribe only to newly issued preferred shares, in proportion to their shareholdings.

     Dividends

     For a discussion of our dividend policy, see "Item 8. Financial Information--Dividend Policy and Payments."

     General Meetings

     General meetings of shareholders are held for any legal purpose, as provided by the Brazilian Corporate Law. Ordinary general meetings of shareholders are held within the first four months of the fiscal year and are called upon 15 days prior notice. The Brazilian Corporate Law also provides that extraordinary general meetings of shareholders may be held for the following reasons, among others:

     o  to amend our by-laws;

     o to increase or decrease our issued capital stock or to subscribe new shares;

     o  to issue convertible debentures or any other securities;

     o to resign the rights of subscription for shares or convertible debentures issued by any of our subsidiaries or any of our subsidiaries' controlled or affiliated companies;

     o  to amalgamate, dissolve, transform, split or merge ourselves;

     o to commence an exchange offer for stock or other securities issued by us;

     o  to allow for our participation in a group of companies;

     o  to sell convertible debentures of our subsidiaries that we own;

     o  upon the sale or loss of control of any of our subsidiaries;

     o  to elect or to remove from office members of our Board of Directors;
        and

     o  to fix the remuneration of our executive officers.

     A shareholder who has been elected by persons present at the general meeting of shareholders presides over the meeting and appoints one or more secretaries of the meeting.

     Article 123 of the Brazilian Corporate Law provides that general meetings of shareholders shall be called, subject to the corporation's by-laws, by the corporation's board of directors, if there is one, or by the corporation's board of executive officers. General meetings of shareholders may also be called by:

     o the fiscal council, which shall call ordinary meetings of shareholders if the board of directors and the board of executive officers do not do so for more than a month and which shall call extraordinary meetings of shareholders whenever urgent matters occur;

     o any shareholder, whenever the executive officers fail to call the meeting of shareholders within 60 days of being required to do so by the Brazilian Corporate Law or by the corporation's by-laws;

     o shareholders representing at least 5% of the corporation's voting shares, whenever the corporation's officers fail to call a meeting of shareholders within eight days after these shareholders submit a reasonable request to hold the meeting and indicate the matters to be discussed at the meeting; and

     o shareholders representing at least 5% of the corporation's shares, whenever corporate officers fail to instate the fiscal council within 8 days of a general meeting of shareholders.

     Directors

     Our by-laws mandate that our Board of Directors shall be comprised of 11 directors and 11 alternate directors. One director is designated a chairman and another director is designated the vice-chairman. Our directors are elected for terms of three years and may be reelected or removed from office at a general meeting of shareholders. Our alternate directors act as temporary replacements for incumbent directors when certain incumbent directors are absent from board meetings, and, in cases of a vacancy, until a replacement director is elected to fill the vacancy at a general meeting of shareholders.

     Our Board of Directors is responsible for:

     o  establishing the general direction of our business;

     o  electing and dismissing executive officers;

     o considering contracts between us and our shareholders or any entity that controls, is controlled by or is under joint control with our shareholders;

     o considering the sale or pledge of our fixed assets, or the granting of guarantees to third parties, with a value not less than R$5,000,000;

     o considering loans, financings, actions or other legal business in which we are to become engaged, with a value not less than R$5,000,000;

     o  calling the general meetings of shareholders;

     o supervising the management of the Board of Executive Officers, examining our books and papers and requesting information regarding executed and soon-to-be executed contracts, as well as other items of interest;

     o the approval of our administration report and the accounting of the Board of Executive Officers; and

     o  appointing and dismissing independent auditors each year.

     Ordinary meetings of our Board of Directors are held once every two months. Extraordinary meetings of our Board of Directors are held upon notice given by the chairman or vice-chairman of our Board of Directors, one-third of the members of our Board of Directors or when requested by the Board of Executive Officers. Notice regarding meetings of our Board of Directors must be in writing, include the docket of matters to be deliberated at the meeting, and be forwarded at least five days prior to the meeting. In cases of urgency, our chairman may provide notice of a meeting to our Board of Directors less than five days prior to the meeting. Action may be taken by our Board of Directors only after approval by the majority present at the meeting. In the case of a tie, the chairman of the Board of Directors will have the tie-breaking vote.

     Under the Brazilian Corporate Law, directors of a corporation generally have certain duties equivalent to those imposed under the laws of most states of the United States, including a duty of loyalty to the corporation, a duty to refrain from self-dealing and a duty to use reasonable care in the management of the corporation's affairs. Our directors and officers may be held liable for breaches of duty to us and our shareholders and may be subject to judicial actions in proceedings brought by government agencies or our shareholders.

     The chairman and vice-chairman of our Board of Directors are chosen by our board at the first meeting of our Board of Directors following the election of board members. The vice-chairman of our Board of Directors will act as a temporary replacement for our chairman when the chairman is absent from board meetings.

     Our shareholders determine the remuneration of our directors during the general meeting of shareholders at which our directors are elected to office. The minority shareholders are entitled to elect at least one member of the Board of Directors.

Rights of Shareholders

     We extend to our shareholders all of the rights that are provided under Brazilian law. Pursuant to Law No. 10,303, we amended our by-laws on October 24, 2002 in order to incorporate certain new requirements under the Brazilian Corporate Law. For more information regarding these requirements, see "--Amendments to the Brazilian Corporate Law."

     Essential Rights

     Article 109 of the Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances. These shareholders' rights include:

     o  the right to have a share of the corporation's earnings;

     o the right to have a share of the corporation's assets, in the event of liquidation thereof;

     o the right to inspect the management of the corporation's business, within certain limits provided in the Brazilian Corporate Law;

     o preemptive rights to subscribe new shares or securities convertible into shares; and

     o the right to withdraw from the company under certain circumstances provided in the Brazilian Corporate Law.

     Pursuant to Law No. 10,303, a company may also establish that certain disputes between shareholders may be decided by arbitration, according to terms established in the corporation's by-laws.

     Voting Rights

     As a general rule, only our common shares are entitled to vote and each common share corresponds to one vote. Holders of preferred shares acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. If a holder of preferred shares acquires voting rights in this manner, such rights will be identical to the voting rights of a holder of common shares and will continue until the dividend is paid. No restrictions exist on the right of a holder of common shares or preferred shares to exercise voting rights with respect to such shares by virtue of such holder being a non-resident of Brazil or a citizen of a country other than Brazil. However, holders of ADSs must vote the underlying preferred shares through the depositary according to the terms of the Second Amended and Restated Deposit Agreement. In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle its holder to one vote.

     Rights of Minority Shareholders

     The Brazilian Corporate Law provides that shareholders who own at least 5% of the capital stock of a corporation are afforded the following rights, among others:

     o the right to require that the books of the corporation be made available for review, whenever these shareholders become suspicious that Brazilian law or the corporation's by-laws have been violated, or that irregularities have been committed by the management of the corporation;

     o the right to call a general meeting of shareholders, under certain circumstances, whenever the corporation's directors or officers, as the case may be, fail to do so; and

     o the right to file an action for indemnification by directors or officers, as the case may be, for damages caused to the assets of the corporation, whenever it is determined at the general meeting of shareholders that such a claim shall not be filed.

     Whenever the Fiscal Council is not permanently active, it shall be activated at a general meeting of shareholders at the request of shareholders who own at least 10% of the voting shares or 5% of the non-voting shares. Minority shareholders have the right to appoint one member of the Fiscal Council. All shareholders have the right to attend general meetings of shareholders.

     Changes in Rights of Shareholders

     Any change with respect to the rights of holders of our common shares or preferred shares requires a shareholders' meeting. Under the Brazilian Corporate Law, the proposed changes must be approved by a majority of the affected class. Certain changes with respect to the rights of non-voting shares, including preferred shares, such as a change in payment or voting rights, may give rise to the exercise of appraisal rights by the holders of the affected shares.

     Law No. 10,303 amended certain provisions of the Brazilian Corporate Law that are applicable to mixed capital companies like us. For companies in existence prior to October 31, 2001, Law No. 10,303 became effective on March 1, 2002. Law No. 10,303 revoked the provision of the Brazilian Corporate Law that provided for contingent liability of controlling shareholders of mixed capital companies for the debts and obligations of the mixed capital companies under their control. Accordingly, the State of Minas Gerais, as our controlling shareholder, will not be contingently responsible for any of our debts and obligations created after February 28, 2002. Based on constitutional principle, according to which a new law cannot be applied retroactively so as to adversely affect a party's existing contractual rights, Law No. 10,303 should not relieve controlling shareholders of any liability for obligations incurred prior to the effective date of Law No. 10,303. While we believe that Law No. 10,303 should not affect the State Government's contingent liability for our obligations relating to the ADSs, there can be no assurance that Brazilian courts will reach the same conclusion. Contingent liability is not a guarantee, however, and the State Government would only be liable if (i) we were to be declared insolvent or otherwise involved in receivership or similar proceedings; and (ii) as a result of these proceedings, we did not have sufficient assets to satisfy our obligations. In addition, pursuant to Law No. 10,303, we will no longer be immune from falencia. In fact, if we become insolvent, we will be subject, as a debtor, to either a concordata or falencia. For more information regarding amendments to the Brazilian Corporate Law, see "--Amendments to the Brazilian Corporate Law."

Amendments to the Brazilian Corporate Law

     In addition to the other changes described in this annual report, Law No. 10,303, which amended the Brazilian Corporate Law and related regulations, provides for the following changes:

     o upon a sale of control of a company, the acquiror is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the value paid for shares with voting rights;

     o if provided for in a company's by-laws, disputes among shareholders will be subject to arbitration (our by-laws currently do not provide for arbitration);

     o upon the launch of a tender offer through which a company is to be delisted or through which controlling shareholders of a company acquire more than one-third of the shares outstanding on September 4, 2000, the purchase price shall be equal to the fair value of the shares considering the total number of the company's shares outstanding;

     o minority shareholders that hold either (i) preferred shares representing at least 10% of the total share capital of a company or
        (ii) common shares representing at least 15% of the voting capital of a company, have the right to appoint one member and an alternate to the board of directors. If no common or preferred shareholder meets these thresholds, shareholders holding preferred shares or common shares representing at least 10% of the total share capital of the company are entitled to combine their holdings to appoint one member and an alternate to the board of directors. Until 2005, a director appointed by the preferred shareholders as a group, or collectively with the common shareholders, is to be chosen from a list of three names provided by the controlling shareholder;

     o members of the board of directors elected by the non-controlling shareholders have the right to veto the choice of independent accountants of the controlling shareholder;

     o controlling shareholders, any shareholders that appoint members to the board of directors and to the fiscal council members of the board of directors, members of the fiscal council and executive officers will be required to disclose any purchase or sale of shares to the CVM and the Sao Paulo Stock Exchange; and

     o the chairman of any shareholders' or board of directors' meeting shall disregard any vote that is rendered against provisions of any applicable shareholders' agreement.

Material Contracts

     Contract on Concessions for Generating Electric Energy, dated July 10, 1997, between the Federal Government and CEMIG.

     In order to provide electric energy generation services to the public, we entered into a contract with the Federal Government. This contract establishes terms of the concessions for each of our generation plants and specifies the rates we may charge customers for our services as well as a formula by which we may annually adjust these rates. Although the concessions for different generation plants have different expiration dates, these concessions are extendable by the Federal Government for a period of up to 20 years upon our application. This contract grants us free access to land in the public domain, certain rights of way, and existing transmission and distribution systems so that we may transmit the energy produced in our generating stations. In return, among other things, we must maintain a minimum level of regularity, continuity, efficiency and safety and we must set aside funds to account for fuel consumption, use of water resources and contributions to the RGR Fund.

     This contract also provides that DNAEE (which has since become ANEEL) or a substitute agency will supervise us in the provision of our energy generation services and that we will be subject to penalties if we fail to comply with certain contractual provisions. As a party to this contract, we serve a public utility function and we must receive authorization from the Federal Government prior to entering into any other entrepreneurial activities. The Federal Government may intervene in our concession at any time in order to ensure that we are providing our electric energy generation services properly and that we are acting in compliance with this contract.

     Contract for Concessions of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and CEMIG.

     In July 1997, we entered into a contract with the Federal Government authorizing us to provide our electric energy transmission services to the public until July 8, 2015. This contract also provides the rates at which we may charge our customers for our services. Upon our application, this contract may be extended by the Federal Government for a 20-year period. Pursuant to the contract, we are given free access to land in the public domain and certain rights of way in order to operate our electric energy transmission service. In return, among other things, we must maintain adequate technology, equipment, facilities and operating methods to ensure optimization of the use of existing and future electric energy resources and we must satisfy the demands of the electric energy market. We are also required to enter into a transmission service agreement with the

ONS, pursuant to which we must make the facilities of our transmission service available to the interconnected power system.

     These contracts also provide that ANEEL or a substitute agency will supervise us in the provision of our energy transmission services and that we will be subject to penalties if we fail to comply with certain contractual provisions. The Federal Government may intervene in our concession at any time in order to ensure that we are providing our electric energy transmission services properly and that we are complying with this contract.

     Contracts in Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and CEMIG.

     We have entered into four contracts with the Federal Government to provide energy distribution services to the public. These contracts cover each of the four main geographic regions of our concession area. These contracts authorize us to provide our energy distribution services to the public until February 18, 2016 and specify the rates that we may charge customers for our services as well as a formula by which we may annually adjust these rates. Upon our application, these contracts may be extended by the Federal Government for a 20-year period. Pursuant to these contracts, we are given free access to land in the public domain and certain rights of way so that we may distribute energy to our customers. In return, among other things, we must maintain a minimum level of regularity, continuity, efficiency, safety and courtesy in the provision of our services and we must satisfy the demands of the electric energy market.

     These contracts also provide that ANEEL or a substitute agency will supervise us in the provision of our energy distribution services and that we will be subject to penalties if we fail to comply with certain provisions of these contracts. As a party to these contracts, we serve a public utility function and we must receive authorization from the Federal Government prior to entering into any other entrepreneurial activities. The Federal Government may intervene in our concession at any time in order to ensure that we are providing our electric energy distribution services properly and that we are acting in compliance with these contracts.

     Contract for the Supply and Exchange of Electric Power and Transfer and Transportation of Load from Itaipu, dated May 31, 1993, between Furnas and CEMIG.

     In 1993, we entered into a contract pursuant to which Furnas supplies us with electric power for a 10-year term and transfers and transports electric power loads from Itaipu for a 20-year term. The contract is amended annually, subject to certain conditions, in order to update the amount of electric power to be supplied, the length of the supply term and the transfer and transportation loads. We will be subject to penalties if our payments under the contract are delayed.

     During the year ended December 31, 2001, we paid approximately R$994 million to Furnas for the supply of electric power and the transfer and transportation of electric power loads from Itaipu.

     We have begun negotiations with Furnas to enter into a new electric power supply and exchange agreement that takes into account changes in the regulatory framework of the Brazilian electricity sector. The provisions of the General Agreement of the Electricity Sector are expected to facilitate these negotiations.

     Shareholders' Agreement, dated June 18, 1997, between the State Government and Southern.

     In 1997, the State Government, our controlling shareholder, sold approximately 33% of our common shares to a group of strategic investors led by Southern. As part of this sale, conducted through a public bidding process, the State Government and Southern also entered into a shareholders' agreement which created special quorum requirements to approve certain matters, referred to as Special Quorum Provisions.

     In accordance with this shareholders' agreement, the parties to the agreement vote as a block regarding, among other things, certain amendments to our by-laws, the issuance of convertible debentures and warrants, the creation of founders' shares, the redemption of shares, changes to our corporate structure, and any distribution of dividends other than that required by our by-laws. The State Government, Southern and minority shareholders appoint six, four and one member, respectively, to our Board of Directors as well as these board members' respective alternates. The State Government and Southern also appoint three and two members, respectively, to our Fiscal Council. Under this agreement, Southern also has the right to nominate three of the eight members of the Board of Executive Officers and to appoint two members of the Fiscal Council.

     In 1999, after a new State Government administration took office, the State Government filed a lawsuit to nullify this shareholders' agreement on the grounds that it violated the state and federal constitutions because the Special Quorum Provisions would constitute an unlawful transfer of the control of CEMIG to Southern. According to the lawsuit, state legislation would be required in order for the State Government to relinquish control of CEMIG to Southern.

     After some preliminary decisions unfavorable to the State Government by the lower courts, in 1999 the State Government obtained an injunction from the state court of appeals, which suspended the effects of the Special Quorum Provisions pending the result of the lawsuit.

     In August 2001, the Minas Gerais State Court of Appeals rendered a decision declaring the shareholders' agreement null and void. Given this decision, the voting rights as set forth in our by-laws, not those contained in the shareholders' agreement, are currently in effect. Our by-laws provide that each common share entitles the holder thereof to one vote at shareholders' meetings. The by-laws do not provide Southern with any extraordinary rights or privileges other than the rights it possesses by virtue of its ownership of our common shares. However, the decision of the State Court of Appeals has been appealed to a superior court and therefore the effectiveness of the shareholders' agreement and control of CEMIG remain subject to judicial challenge.

     Contract for Assignment of Credit of the Remaining Balance of the Revenue Compensating Account, dated May 31, 1995, between the State Government and CEMIG, and Amendments Thereto.

     Prior to 1993, electric utilities in Brazil were guaranteed a rate of return on investments in assets used to provide electric service to customers, the rates charged to customers were uniform throughout the country, and profits from more profitable utilities were reallocated to less profitable ones so that the rate of return for all companies would equal the national average. Shortfalls experienced by most electric utilities in Brazil were accounted for in each company's CRC Account. When the CRC Account and the guaranteed return concept were abolished, concessionaires with positive balances were permitted to offset such balances against their liabilities to the Federal Government.

     After all of our eligible payables and debt to the Federal Government had been offset against our CRC Account balance, we entered into an agreement with the State Government in May 1995 to transfer the obligation to pay the balance of our CRC Account from the Federal Government to the State Government in return for a promissory note from the State Government payable in monthly installments plus interest. This account receivable had a balance, recorded at present value, of approximately R$1,200 million as of December 31, 2001, which included a significant amount of overdue installments. The agreement relating to this transfer, the CRC Account Agreement, requires the State Government to make monthly payments to us over twenty years with an initial three-year grace period for interest and principal payments. Interest on the amount payable under the CRC Account Agreement accrues at a rate of 6% per year plus inflation adjustments. Interest commenced accruing on May 2, 1995, and deferred interest during the initial three-year grace period was capitalized.

     Since May 31, 1995, the CRC Account Agreement has been amended as follows:

(a) The CRC Account Agreement was first amended in February 2001 to replace the monetary restatement index originally applicable to the outstanding balance with the IGP-DI.

(b) The CRC Account Agreement was next amended by the Second Amendment to the CRC Account Agreement, signed on October 14, 2002, which refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, representing the total amount of R$754 million, adjusted to present value, as of December 31, 2001, bearing interest at 6% per year, with restatement based on the IGP-DI. We entered into this second amendment with the State Government in order to preserve the terms and conditions of the original CRC

Account Agreement with respect to the above-referenced installments. We have not received any scheduled payments from the State Government in respect of this second amendment. We have recorded a loss provision in respect of the entire outstanding balance of the Second Amendment. See note 3 to our consolidated financial statements.

(c) The CRC Account Agreement was next amended by the Third Amendment to the CRC Account Agreement, signed on October 24, 2002, which refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 31, 1999 and from March 1, 2000 through December 1, 2002. These installments, which totaled R$451 million as of December 31, 2001, bear interest at an annual rate of 12%, with restatement based on IGP-DI. We have not received any scheduled payments in respect of this third amendment. We are permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this third amendment.

     Private Instrument Covering the First Public Issuance of Common Debentures, Divided into Two Series of the Same Class, Without Guarantee or Preference, of CEMIG, dated October 4, 2001, between CEMIG and Planner Corretora de Valores S.A.

     On November 1, 2001, pursuant to our contract with Planner Corretora de Valores S.A, as fiduciary agent, we publicly issued R$625 million of debentures in two series of R$312.5 million each. The first series of debentures will mature on November 1, 2009 and the second series of debentures will mature on November 1, 2011. The debentures are subject to early redemption at the option of the debenture holders (in 2005 in the case of the first series and in 2006 in the case of the second series). Upon maturity, we are obligated to pay to the debentureholders an amount equal to the indexed par value of any debentures still outstanding plus compensatory interest. These debentures are not convertible and do not have preferences or guarantees.

     Should we make a late payment of any amount due to the debenture-holders, we will have to pay, in addition to the amount due, a penalty of 10% of the amount due plus interest calculated from the date payment was due to the date of actual payment at the rate of 1% per month on the amount due. In addition, if we do not pay an amount due on a maturity date, the related debentures must be accepted by us as payment by the debenture-holders for electricity that we supply to them.

     The proceeds from this issuance were used to finance generation, transmission and distribution projects, including projects in partnership with private sector companies in accordance with our capital investment program for 2001 and 2002.

     Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated February 7, 2003, between BNDES and CEMIG and Intervening Third Parties.

     On February 7, 2003, we entered into a financing agreement pursuant to which BNDES, upon satisfaction of certain conditions, extended a loan to us in the amount of approximately R$396.7 million. We borrowed R$335 million pursuant to this agreement and used the proceeds to partially settle our outstanding obligations to the MAE relating to spot market energy we purchased during the period of the Electricity Rationing Plan. This financing was extended to us pursuant to the terms of the General Agreement of the Electricity Sector. The loan is repayable to BNDES through 60 monthly installments over five years, beginning March 15, 2003, with the final payment due on February 15, 2008. Interest on the outstanding balance accrues at a rate of 1% over the Sistema Especial de Liquidacao e Custodia (Special System for Settlement and Custody) overnight rate, or SELIC, the Brazilian benchmark interest rate. We may prepay all or a part of the outstanding balance under this agreement with amounts received pursuant to the CRC Account Agreement.

     Our obligations under this loan are guaranteed by the proceeds of our collection of generation and distribution rates corresponding to 3.27% of our monthly sales, as defined in the loan agreement. We have applied the proceeds of this loan to settle in part our outstanding obligations related to energy transactions on the MAE effected during the period of the Electricity Rationing Plan.

Exchange Controls

     There are no restrictions on your ownership of preferred shares or ownership by legal entities domiciled outside Brazil. However, your right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that you register the relevant investment with the Central Bank and the CVM.

     Investments in the preferred shares through the holding of ADSs must be made pursuant to Annex V to Resolution No. 1,289, as amended, of the National Monetary Council, also known as the Annex V Regulations. Direct investments in the preferred shares upon the cancellation of the ADSs may be held by foreign investors under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of the National Monetary Council, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under Resolution No. 2,689, who are not resident in a tax haven, as defined by Brazilian tax laws.

     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

     Securities and other financial assets held by Resolution No. 2,689 investors must be registered or maintained in deposit accounts or in the custody of an entity duly licensed by the Central Bank or the CVM. In addition, any transfer of a security that is held pursuant to Resolution No. 2,689 must be made through the stock exchanges or organized OTC markets licensed by the CVM, except for a transfer resulting from a corporate reorganization outside of Brazil or occurring upon the death of a foreign investor by operation of law or will.

     Holders of ADSs who have not registered their investment with the Central Bank could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

     The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADSs have been approved under the Annex V Regulations by the Central Bank and the CVM.

     An electronic certificate of registration has been issued in the name of Citibank, N.A., the depositary bank, with respect to the ADSs and is maintained by Citibank Distribuidora de Titulos e Valores Mobiliarios S.A., the Brazilian custodian for the preferred shares, on behalf of the depositary bank. This electronic certificate of registration is registered through the Central Bank Information System. Pursuant to the certificate of registration, the custodian and the depositary bank are able to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary bank's certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares, unless the holder is a duly qualified investor under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See "--Taxation--Brazilian Tax Considerations."

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately nine months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. We cannot assure you that the Federal Government will not impose similar restrictions on foreign reparations in the future.

Taxation

     The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a U.S. person, as defined in the Internal Revenue Code of 1986, or the Code, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares or ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold preferred shares or ADSs as a position in a "straddle" or a "conversion transaction" for tax purposes, and persons that have a "functional currency" other than the U.S. dollar.

     The summary is based upon tax laws of Brazil and the United States as in effect on the date hereof which are subject to change possibly with retroactive effect. Prospective purchasers of ADSs should consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

     Brazilian Tax Considerations

     General. The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation and, in the case of a holder of preferred shares, which has registered its investment in preferred shares with the Central Bank as a U.S. dollar investment. The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares or ADSs.

     Taxation of Dividends. Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares, or to a non-Brazilian holder in respect of the preferred shares, are currently not subject to withholding tax in Brazil to the extent that the dividends relate to profits for periods beginning on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 are subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated. Notwithstanding the previous sentence, stock dividends are not subject to withholding tax, unless the stock is redeemed by us or sold by a non-Brazilian holder within five years after distribution. A tax treaty may reduce the rate of withholding tax. Brazil has entered into tax treaties with several countries, however, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that reduces the current rate of withholding tax on dividends is the treaty with Japan, which, if certain conditions are met, reduces such rate to 12.5%.

     Payments of Interest on Capital. Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders' equity. These distributions may be paid in cash. A company may treat these payments as an expense for income tax and social contribution purposes. This interest is limited to the daily pro rata variation of the Federal Government's long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

     o 50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

     o 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

     Any payment of interest on capital to shareholders (including holders of ADSs in respect of preferred shares) is subject to a withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven. These payments may be included, at their net value, as part of any mandatory dividend.

     To the extent that payments of interest on capital are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding tax is at least equal to the mandatory dividend.

     If we distribute interest on capital, distributions to non-Brazilians of interest attributed to shareholders' equity in respect of preferred shares, including the preferred shares underlying the ADSs, may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls.

     We cannot assure you that our Board of Directors will not determine that future distributions should be made by means of interest on capital.

     Taxation of Gains. Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

     For purposes of Brazilian taxation, there are three types of non-Brazilian holders of ADSs or preferred shares:

     o market investors, which represent those non-Brazilian residents who register with the Central Bank and the CVM to invest in Brazil, in accordance with Resolution No. 2,689 of the National Monetary Council, or those investors holding ADSs;

     o ordinary non-Brazilian holders, which include any and all non-residents in Brazil who invest in the country through any other means; and

     o investors that reside in a tax haven (i.e., a country that does not impose income tax, or where the income tax rate is lower than 20%), regardless of registration under Resolution No. 2,689.

     The comments contained below are applicable to all non-Brazilian holders, including non-Brazilian holders investing under Resolution No. 2,689, except where otherwise noted.

     Resolution No. 2,689 effectively extends the favorable tax treatment currently afforded to holders of ADSs that are not resident in tax havens to all non-Brazilian holders of preferred shares that have:

     o appointed a representative in Brazil with powers to take action relating to their investment;

     o  appointed an authorized custodian in Brazil for their investments;

     o  registered as a foreign investor with the CVM; and

     o  registered their investment with the Central Bank.

     The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares, as the case may be, is lower than:

     o the average price per preferred share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or

     o if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

     The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, except in the case of Resolution No. 2,689 investors who are not resident in a tax haven jurisdiction.

     The withdrawal of preferred shares in exchange for the ADSs is not subject to any Brazilian tax. On receipt of the underlying preferred shares, the non-Brazilian holder will be entitled to register the U.S. dollar value of the shares with the Central Bank.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred shares and ADSs that occur outside of Brazil to persons who are not resident in Brazil. The proceeds of a redemption of, or a liquidating distribution with respect to, the ADSs, under the same conditions, are exempt from Brazilian taxes. With reference to proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank translated into reais at the commercial market rate on the date of the redemption or liquidating distribution, will be treated as a capital gain derived from sale or exchange not carried out on a Brazilian stock exchange and subject to income tax at a rate of 15%.

     Non-Brazilian holders are subject to a withholding tax at a rate of 15% on gains realized on:

     o  sales or exchanges of the preferred shares in Brazil; or

     o sales of the preferred shares to a resident of Brazil outside of a Brazilian stock exchange.

     Non-Brazilian holders are currently subject to an income tax at a rate of 20% on gains realized on the sale or exchange in Brazil of preferred shares that occur on a Brazilian stock exchange, unless the sale is made by a non-Brazilian holder that is not resident in a tax haven jurisdiction (i) within five business days of the withdrawal of the preferred shares in exchange for ADSs, and the proceeds are remitted abroad within the same five-day period; or (ii) that is an investor under Resolution No. 2,689. In these two cases, the gains realized would be exempt from income tax.

     The "gain realized" as a result of a transaction on a Brazilian stock exchange is the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank translated into reais at the commercial market rate on the date of the sale or exchange. We cannot assure you that the current preferential treatment for holders of the ADSs and non-Brazilian holders of our preferred shares under Resolution No. 2,689 will continue in the future.

     Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Conversely, any gain on the sale or assignment of preemptive rights relating to the preferred shares by the depositary on behalf of the holders of ADSs or by a non-Brazilian holder of preferred shares will be subject to the same rules of taxation applicable to the sale or assignment of preferred shares. The maximum rate is currently 15%.

     Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions. Law No. 9,779, dated as of January 19, 1999, states that, with the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%. Currently, capital gains are not subject to the 25% tax rate, even if the beneficiary resides in a tax haven.

     In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares which are resident in tax havens are also excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 as of January 1, 2000 and will be subject to the same tax treatment applicable to holders that are resident or domiciled in Brazil.

     Taxation of Foreign Exchange Transactions. A financial transaction tax is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance may increase the rate at any time, up to 25%, however, it may only do so with respect to future transactions.

     Taxation of Bonds and Securities Transactions. Law No. 8,894, dated as of June 21, 1994, created the Tax on Financial Transactions, or IOF, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchanges. The rate of IOF/Titulos with respect to transactions of preferred shares and ADSs is currently zero, although the executive branch may increase the rate up to 1.5% per day of the terms of the securities, but only with respect to future preferred shares and ADSs transactions.

     Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

     Transactions by the depositary or by holders of preferred shares, which involve the removal of Brazilian currency from an account maintained with any Brazilian financial institution, will be subject to the CPMF tax. CPMF tax has generally been imposed on bank account debits, initially at a rate of 0.38%. On June 12, 2002, Constitutional Amendment No. 37/02 approved the continued imposition of the CPMF tax until December 31, 2004. For the fiscal years ended December 31, 2002 and 2003, the rate for the CPMF tax will be 0.38%. The CPMF tax rate should be decreased to 0.08% for the fiscal year 2004.

     The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by a currency exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in reais. If we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

     U.S. Tax Considerations

     In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

     Taxation of Distributions. Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company's earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's basis in the preferred shares or ADSs, and thereafter as capital gain (provided that the preferred shares or ADSs are held as capital assets). As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. Cash dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to (i) the preferred shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder or (ii) the preferred shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary bank and, in either case, will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of preferred shares, or the depositary bank, in the case of preferred shares represented by ADSs.

     If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary bank, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the depositary bank are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional reais from the custodian on account of Brazilian inflation.

     Dividends generally will constitute foreign source "passive income" or financial services income for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or at a U.S. holder's election, may be deducted in computing taxable income). U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

     It is not entirely clear whether the preferred shares will be treated as "preferred stock" or "common stock" within the meaning of section 305 of the Code. If the preferred shares are treated as "common stock" for purposes of section 305, distributions to U.S. holders of additional shares of such "common stock" or preemptive rights relating to such "common stock" with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes, but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of section 305, or if the U.S. holder receives a distribution of additional shares or preemptive rights other than as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that are includible in the U.S. holder's gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution.

     A holder of preferred shares or ADSs that is not a U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on preferred shares or ADSs, unless such income is effectively connected with the conduct by the holder of a trade or business in the United States.

     Taxation of Capital Gains. Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder's basis in the preferred shares or the ADSs and the amount realized on the disposition. Gain realized by a U.S. holder on a sale, redemption or other disposition of preferred shares or ADSs, including gain that arises because the U.S. holder's basis in the preferred shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

     If a Brazilian withholding tax is imposed on the sale or disposition of preferred shares as described in "--Taxation--Brazilian Tax Considerations," the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to certain limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares.

     A holder of preferred shares or ADSs that is not a U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of preferred shares or ADSs, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Information Reporting and Backup Withholding. The information reporting requirements will generally apply to U.S. holders of ADSs. A holder of ADSs that is not a U.S. holder may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of U.S. information reporting requirements and backup withholding tax.

Dividends and Paying Agents

     We pay dividends on preferred shares in the amounts and in the manner set forth under "--Dividend Payment and Policy." We will pay dividends in respect of preferred shares represented by ADSs to the custodian for the depositary bank, as record owner of the preferred shares represented by ADSs. As promptly as practicable after receipt of the dividends we pay through Citibank N.A. to the custodian, it will convert these payments into U.S. dollars and remit such amounts to the depositary bank for payment to the holders of ADSs in proportion to individual ownership.

Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission's Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1200, 30190-131 Belo Horizonte, Minas Gerais, Brazil.

Insurance

     Our insurance policies that covered damages to our plants caused by fire and risks such as equipment failures expired on December 31, 2001. We are in the process of soliciting bids from insurance carriers for new insurance policies to cover these risks. We also do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures. We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our customers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses. See "Item 3. Key Information--Risk Factors--Risks Relating to the Company--Our insurance coverage may be insufficient to cover our losses."

     We believe that, once we have contracted for fire and operational risk insurance, our insurance coverage will be at a level that is customary in Brazil for the type of businesses in which we are engaged. Pursuant to our concession agreements, ANEEL may fine us if they believe that we have not adequately insured the assets that are essential to our generation, transmission and distribution operations. Although we believe that certain operating procedures that we have implemented constitute adequate insurance, we cannot assure you that ANEEL will agree.

Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons

     We are a state-controlled company (a public sector company with some private sector ownership) established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil. In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of ADSs to comply with Brazilian law in order to obtain an enforceable judgment against these foreign resident persons or our assets. It may not be possible for holders of ADSs to effect service of process within the United States upon our executive officers and directors, or to realize in the United States upon judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons' U.S. assets.

     Specifically, our Brazilian legal counsel, Machado, Meyer, Sendacz e Opice Advogados, has advised us that Brazilian courts will enforce judgments of U.S. courts for civil liabilities predicated on the U.S. securities laws, without reconsideration of the merits, only if the judgment satisfies certain requirements and receives confirmation from the Federal Supreme Court of Brazil. The foreign judgment will be confirmed if:

     o it satisfies all formalities required for its enforceability under the laws of the country that granted the foreign judgment;

     o  it is for the payment of a sum certain of money;

     o it was issued by a competent court in the jurisdiction where the judgment was awarded after service of process was properly made in accordance with Brazilian law;

     o  it is not subject to appeal;

     o it is authenticated by a Brazilian consular office in the country where it was issued, and is accompanied by a sworn translation into Portuguese; and

     o it is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision which for any reason would not be upheld by the courts of Brazil.

     Notwithstanding the foregoing, no assurance can be given that such confirmation will be obtained, that the process described above will be conducted in a timely manner or that a Brazilian court will enforce a monetary judgement for violation of the U.S. securities laws with respect to any securities issued by us.

     Machado, Meyer, Sendacz e Opice Advogados has advised us that (i) the confirmation process described above may not be conducted in a timely manner and (ii) Brazilian courts may not enforce awards for all of the damages prescribed in the decision of a U.S. court because certain concepts such as punitive and consequential damages do not exist under Brazilian law.

     Machado, Meyer, Sendacz e Opice Advogados has also advised us that:

     o as a plaintiff, you may bring an original action predicated on the U.S. securities laws in Brazilian courts and that, subject to applicable laws, Brazilian courts may enforce liabilities in these types of actions against us, our directors, and certain of our officers and advisors and the State Government;

     o if you reside outside Brazil and own no real property in Brazil, you must indicate a legal representative in Brazil and provide a bond sufficient to guarantee court costs and legal fees, including the defendant's attorney's fees, as determined by the Brazilian court in connection with litigation in Brazil, except in the case of the enforcement of a foreign judgment which has been confirmed by the Brazilian Federal Supreme Court; and

     o according to judicial precedent in Brazil, you may be precluded from satisfying a judgment against us by attaching assets used in the rendering of our generation, transmission and distribution services, although there is no law specifically prohibiting such attachment.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates.

     We are exposed to foreign exchange risk because certain of our loans and financings and our advance billings of electric energy are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real). Despite the fact that our electricity purchases from Itaipu, which accounted for approximately 15% of our operating costs and expenses in 2001, are denominated in U.S. dollars, we are no longer exposed to related foreign exchange risk due to rate legislation changes in 2001 which now allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. See "Item 5. Operating Financial Review and Prospects--Critical Accounting Policies."

     We are also subject to market risk resulting from changes in interest rates that may affect the cost of financing. We do not use financial instruments such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements to manage these risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     At December 31, 2001, approximately 54% of our outstanding indebtedness, or R$1,335 million, was denominated in foreign currencies. As of December 31, 2001, approximately 94% of our foreign currency indebtedness, or R$1,255 million, was denominated in U.S. dollars. Additionally, as of December 31, 2001, we had a short-term liability related to advance billings of electric energy in the amount of R$42 million, also denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies. As of December 31, 2001, we had investment escrow accounts in the amount of R$152 million, which comprises (i) investments in the amount of R$133 million, which has interest rate calculated based on the U.S. dollar variation and (ii) R$19 million, which has interest rate calculated based on the Certificado de Deposito Interbancario--CDI (Interbank Deposit Certificate) rate.

     In 2002 we experienced a loss related to exchange rate variation in the amount of R$736 million due to the 52.6% devaluation of the real against the U.S. dollar during that year. This loss will be reflected in our 2002 financial statements.

Interest Rate Risk

     At December 31, 2001, we had approximately R$2,328 million in loans and financing outstanding, net of investment escrow accounts in the amount of R$152 million (which comprises (i) investments in the amount of R$133 million, which have interest rates calculated based on the U.S. dollar variation and
(ii) investments of R$19 million, which have interest rates calculated based on the Certificado de Deposito Interbancario--CDI (Interbank Deposit Certificate rate), of which approximately R$1,876 million bore interest at floating rates. Of this R$1,876 million, R$1,055 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$821 million is subject principally to LIBOR. In addition to the floating rate debt described above, we also had assets at December 31, 2001 that bore interest at floating rates in the amount of R$1,067 million. These assets consisted of our account receivable from the State Government and deferred regulatory assets, bearing interest at rates tied to IGP-DI and SELIC, respectively. See notes 3 and 4 to our consolidated financial statements. In 2002 we did not experience losses associated with our interest rate exposure.

     We estimate that the potential loss we would experience in the event of a hypothetical, instantaneous and unfavorable change of 100 basis points (equivalent to 1%) in interest rates applicable to our floating rate financial assets and liabilities held at December 31, 2001 would be approximately R$6 million.

     The tables below provide summary information regarding our exposure to interest rate and exchange rate risk as of December 31, 2001:

                                                                   Total Debt Portfolio
                                                                ---------------------------
                                                                 R$ Million            %
                                                                --------------       ------
             Floating rate debt:
                Real-denominated.........................          1,055               45
                Foreign currency-denominated.............            821               35
                                                                --------------       ------
                                                                   1,876               80
             Fixed rate debt:
                Real-denominated.........................             90                4
                Foreign currency-denominated.............            514               22
                                                                --------------       ------
                                                                     604               26
                                                                --------------       ------
             Subtotal....................................          2,480              106
                                                                --------------       ------
             Escrow accounts.............................           (152)              (6)
                                                                --------------       ------
             Total.......................................          2,328              100
                                                                ==============       ======



                                                                         Floating Rate
                                                                             Assets
                                                                          (R$ million)
                                                                      ---------------------
             Account receivable from State Government.........                451
             Deferred regulatory assets.......................                859
                                                                      ---------------------
             Total............................................              1,310
                                                                      =====================

     The tables below provide information, as of December 31, 2001, with respect to our debt obligations that are sensitive to changes in interest rates and exchange rates, including the expected maturity dates and annual average interest rates relating thereto. Variable interest rates are based on the applicable reference rate as of December 31, 2001.

                                                              Expected Maturity Date
                                                        (Amounts expressed in R$ million)
                                 ---------------------------------------------------------------------------------
                                                                                        2009 and     Total Long
        Debt Obligation            2003     2004     2005     2006     2007     2008      after         Term
-------------------------------- -------  -------  -------  -------  -------   ------  ----------   --------------
Foreign currency-denominated
   debt:
  Fixed rate...................       61      217       34       12        8        8          89             429

  Floating rate................      261      193       16       13        9        9          53             554

Real-denominated debt:

  Fixed rate...................       13       12       10       10        8        4          24              81

  Floating rate................       52       49      367      334       15       15         133             965

Escrow accounts................     (14)      (4)        -        -        -        -           -            (18)
                                 -------  -------  -------  -------  -------   ------  ----------   --------------
Total..........................      373      467      427      369       40       36         299           2,011
                                 -------  -------  -------  -------  -------   ------  ----------   --------------



                                             Expected Annual Average Interest Rate (%)
                                 -------------------------------------------------------------------
                                                                                        2009 and
        Debt Obligation            2003     2004     2005     2006     2007     2008      after
-------------------------------- --------  ------  -------  -------  -------  -------  -------------
Foreign currency-denominated
   debt:
  Fixed rate...................     8.85     8.86     7.77     7.62     7.71     7.73     7.76

  Floating rate................     5.27     4.78     3.22     3.20     3.19     3.24     3.32

Real-denominated debt:
  Fixed rate...................     4.56     4.38     4.30     4.20     4.04     3.86     3.79

  Floating rate (excluding
  inflation indices)...........    11.60    11.77    11.95    11.78    10.56    10.99    11.52

  Floating rate (including
  expected inflation indices)..    31.69    25.18    23.15    20.72    17.19    17.65    18.21



Item 12. Description of Securities Other than Equity Securities

         Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to their last evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. [Reserved]

                                   PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     Reference is made to pages F-1 through F-54 hereof.

     The following financial statements are filed as part of this annual report on Form 20-F:

     o  Report of Deloitte Touche Tohmatsu

     o  Audited Consolidated Balance Sheets as of December 31, 2001 and 2000

     o  Audited Consolidated Statements of Operations and Comprehensive Income
        (Loss) for the years ended December 31, 2001, 2000 and 1999

     o Audited Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999

     o Audited Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

     o  Notes to the Consolidated Financial Statements

Companhia Energetica de Minas Gerais - CEMIG


Consolidated Financial Statements


December 31, 2001, 2000 and 1999

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of

Companhia Energetica de Minas Gerais - CEMIG:


We have audited the accompanying consolidated balance sheets of COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG (a Brazilian corporation) and its subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Energetica de Minas Gerais - CEMIG and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


Belo Horizonte, Brazil
March 21, 2003


Deloitte Touche Tohmatsu

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


           CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2000

                       (Expressed in millions of reais)

                                  A S S E T S

                                                                            December 31,
                                                                          --------------
                                                                          2001      2000
                                                                          ----      ----
CURRENT ASSETS:
   Cash and cash equivalents (note 7)                                      218      236
   Restricted short-term investments (note 8)                              468        -
   Accounts receivable, net (note 9)                                       485      668
   Accounts receivable - use of basic transmission network                  18       19
   Deferred regulatory assets (note 4)                                     259        -
   Recoverable taxes (note 10)                                              86       25
   Other                                                                    84       67
                                                                        ------   ------
                                                                         1,618    1,015
                                                                        ------   ------


INVESTMENTS (note 11)                                                      437      169
                                                                        ------   ------


PROPERTY, PLANT AND EQUIPMENT, NET (note 12)                             9,841   10,297
                                                                        ------   ------


OTHER ASSETS:
   Marketable securities  - available for sale (note 13)                    70       61
   Deferred regulatory assets (note 4)                                   1,245        -
   Receivable  from  Federal  Government in respect of bonus paid and
       rationing adoption costs incurred (note 5)                          123        -
   Deferred income taxes, net (note 6)                                       -      158
   Account receivable from State Government (note 3)                       451      953
   Other                                                                   125       78
                                                                        ------   ------
                                                                         2,014    1,250
                                                                        ------   ------
                                   Total assets                         13,910   12,731
                                                                        ======   ======


             The accompanying notes are an integral part of these
                         consolidated balance sheets.

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


           CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2000

            (Expressed in millions of reais, except share amounts)

                     LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                          December 31,
                                                                        ---------------
                                                                        2001       2000
                                                                        ----       ----
CURRENT LIABILITIES:
   Short-term loan (note 16)                                               -         82
   Accounts payable to suppliers (note 14)                               945        237
   Payroll and related charges                                            97         80
   Taxes payable (note 15)                                               219         78
   Dividends and interest on capital                                     105        174
   Current portion of long-term financing (note 16)                      317        453
   Regulatory charges payable (note 17)                                   52         90
   Advance billings of electric power (note 18)                           42         71
   Employee profit sharing                                                35         17
   Accrued liability for contingencies (note 20)                           -        150
   Other                                                                  65         63
                                                                     -------    -------
                                                                       1,877      1,495
                                                                     -------    -------
LONG-TERM LIABILITIES:
   Long-term financing (note 16)                                       2,011      1,070
   Employee post-retirement benefits (note 19)                         1,627      1,803
   Deferred income taxes, net (note 6)                                    46          -
   Accrued liability for contingencies (note 20)                         319        136
   Accounts payable to suppliers (note 14)                               364          -
   Surcharge applied to consumers (note 5)                                26          -
   Advance billings of electric power (note 18)                            -         33
   Other                                                                  94         30
                                                                     -------    -------
                                                                       4,487      3,072
                                                                     -------    -------

MINORITY INTEREST                                                          3          2
                                                                     -------    -------
SHAREHOLDERS' EQUITY: (note 21)
   Capital stock -
     Preferred - 89,436,237 thousand shares authorized, issued and
       outstanding                                                       786        786
     Common - 69,495,478 thousand shares authorized, issued and
       outstanding                                                       610        610
                                                                     -------    -------
                                                                       1,396      1,396
   Additional paid-in capital                                          3,170      3,170
   Appropriated retained earnings                                      3,133      3,299
   Unappropriated retained earnings                                       79        735
   Accumulated other comprehensive loss                                 (235)      (438)
                                                                     -------    -------
                                                                       7,543      8,162
                                                                     -------    -------
                   Total liabilities and shareholders' equity         13,910     12,731
                                                                     =======    =======


             The accompanying notes are an integral part of these
                         consolidated balance sheets.

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Expressed in millions of reais, except share and per share amounts)

                                                                                Years ended December 31,
                                                                      ---------------------------------------------
                                                                            2001             2000            1999
                                                                      ---------------    -------------   ----------

NET OPERATING REVENUES: (note 22)
   Electricity sales to final customers                                      4,587           4,478           3,678
   Regulatory extraordinary rate adjustment (note 4)                           789               -               -
   Electricity sales to the interconnected power system                        517             145              63
   Use of basic transmission network                                           154             139              71
   Other operating revenues                                                    150             124              93
   Taxes on revenues                                                        (1,191)         (1,130)           (933)
                                                                      ------------    ------------    ------------
         Total net operating revenues                                        5,006           3,756           2,972
                                                                      ------------    ------------    ------------
OPERATING COSTS AND EXPENSES:
   Electricity purchased for resale (note 23)                               (1,914)           (819)           (727)
   Natural gas purchased for resale                                            (84)            (60)            (36)
   Use of basic transmission network                                          (251)           (243)           (151)
   Depreciation and amortization                                              (641)           (583)           (555)
   Personnel                                                                  (531)           (466)           (391)
   Regulatory charges (note 23)                                               (420)           (433)           (258)
   Third-party services                                                       (216)           (195)           (153)
   Employee post-retirement benefits (note 19)                                (293)           (238)           (193)
   Materials and supplies                                                      (71)            (71)            (59)
   Other (note 23)                                                            (274)           (208)           (290)
   Provision for loss on deferred regulatory assets (note 4)                  (150)              -               -
   Provision for loss on account receivable from State Government
      (note 3)                                                                (754)              -               -
                                                                      ------------    ------------    ------------
         Total operating costs and expenses                                 (5,599)         (3,316)         (2,813)
                                                                      ------------    ------------    ------------
         Operating income (loss)                                              (593)            440             159

FINANCIAL EXPENSES, NET (note 24)                                              (48)            (42)           (295)
                                                                      ------------    ------------    ------------
         Income (loss) before income taxes                                    (641)            398            (136)
                                                                      ------------    ------------    ------------
INCOME TAXES - (EXPENSE) BENEFIT: (note 6)
  Current                                                                     (166)            (62)             35
  Deferred                                                                      88              30              79
                                                                      ------------    ------------    ------------
                                                                               (78)            (32)            114
                                                                      ------------    ------------    ------------
NET INCOME (LOSS)                                                             (719)            366             (22)
                                                                      ------------    ------------    ------------
OTHER COMPREHENSIVE INCOME (LOSS):
  Unrealized gains on available-for-sale securities (note 13)                    9              20               5
  Minimum pension liability adjustment (note 19)                               293               8            (255)
  Income tax and social contribution on above adjustments                      (99)             (9)             82
                                                                      ------------    ------------    ------------
                                                                               203              19            (168)
                                                                      ------------    ------------    ------------
COMPREHENSIVE INCOME (LOSS)                                                   (516)            385            (190)
                                                                      ============    ============    ============
Weighted average number of common and preferred shares outstanding
    during the year (thousand) (note 21)                               158,931,715     158,931,715     158,931,715
                                                                      ============    ============    ============
Basic and diluted earnings (loss) per thousand common and preferred
    shares - In reais                                                        (4.52)           2.30           (0.14)
                                                                      ============    ============    ============

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     (Expressed in millions of reais, except share and per-share amounts)

                                                                  Years ended December 31,
                                                               --------------------------
                                                                2001       2000      1999
                                                               ------     ------   ------
CAPITAL STOCK:
Preferred - 89,436,237 thousand shares authorized
    issued and outstanding                                        786       786       786
Common - 69,495,478 thousand shares authorized,
    issued and outstanding                                        610       610       610
                                                               ------    ------    ------
                                                                1,396     1,396     1,396
                                                               ------    ------    ------
ADDITIONAL PAID-IN CAPITAL                                      3,170     3,170     3,170
                                                               ------    ------    ------
APPROPRIATED RETAINED EARNINGS:
 Fiscal incentive investment reserve-
   Balance, beginning of year                                      41        41        40
   Transfer from unappropriated retained earnings                   4         -         1
                                                               ------    ------    ------
   Balance, end of year                                            45        41        41
                                                               ------    ------    ------
 Rate shortfall reserve-
  Balance                                                       2,680     2,680     2,680
                                                               ------    ------    ------
 Unrealized income reserve-
  Balance, beginning of year                                      484       538       598
  Transfer to unappropriated retained earnings                   (170)      (54)      (60)
                                                               ------    ------    ------
  Balance, end of year                                            314       484       538
                                                               ------    ------    ------
 Legal reserve-
   Balance                                                         94        94        94
                                                               ------    ------    ------
                                                                3,133     3,299     3,353
                                                               ------    ------    ------
UNAPPROPRIATED RETAINED EARNINGS:
 Balance, beginning of year                                       735       502       820
 Net income (loss)                                               (719)      366       (22)
 Transfer from appropriated retaining earnings                    166        54        59
 Dividends-
  2001 - R$0.65 per thousand shares                              (103)        -         -
  2000 - R$1.18 per thousand shares                                 -      (187)        -
  1999 - R$2.23 per thousand shares                                 -         -      (355)
                                                               ------    ------    ------
 Balance, end of year                                              79       735       502
                                                               ------    ------    ------
ACCUMULATED OTHER COMPREHENSIVE LOSS:
 Balance, beginning of year                                      (438)     (457)     (289)
 Other comprehensive income (loss)                                203        19      (168)
                                                               ------    ------    ------
 Balance, end of year                                            (235)     (438)     (457)
                                                               ------    ------    ------
 Shareholders' equity at end of year                            7,543     8,162     7,964
                                                               ======    ======    ======

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


           CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                       DECEMBER 31, 2001, 2000 AND 1999

                       (Expressed in millions of reais)

                                                                       Years ended December 31,
                                                                       ------------------------
                                                                        2001    2000     1999
                                                                       ------  ------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                    (719)    366     (22)
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities-

     Depreciation and amortization                                       641     583     555
     Deferred regulatory assets                                         (290)      -       -
     Monetary variation and exchange rate variation loss (gain)         (145)    (82)    182
     Loss on disposal of property, plant and equipment                   103      79      18
     Employee post-retirement benefits                                   116      77      45
     Provisions for contingencies and doubtful accounts receivable
                                                                          32      (8)    143
     Provision for loss on deferred regulatory assets                    150       -       -
     Provision for loss on account receivable from State Government      754       -       -

     Deferred income taxes                                               (88)    (30)    (79)
     Provision for global reserve for reversion quota long-term           34       -       -
     Other                                                                 6      11      (3)

   Decrease (increase) in operating assets-
     Accounts receivable                                                 170    (214)   (102)
     Recoverable taxes                                                   100      87     (62)
     Account receivable from State Government                              -      17      24
     Deferred regulatory assets                                         (328)      -       -
     Other                                                               (48)    (21)    (32)

   Increase (decrease) in operating liabilities-
     Accounts payable to suppliers                                        36      15      41
     Payroll and related charges                                          17      (4)     11
     Taxes payable                                                       190       4     (14)
     Regulatory charges payable                                          (38)     21      21
     Accrued liability for contingencies                                   -       -    (188)
     Advance billings of electric power                                  (62)    (76)    171
     Accrued interest on long-term financing and short-term loans        147      39      22
     Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred, net of surcharge applied
        to consumers                                                     (97)      -       -
     Other                                                                39     (33)     46
                                                                        ----    ----    ----
              Net cash provided by operating activities                  720     831     777
                                                                        ====    ====    ====

                                                                                    Page 2 of 2

                                                                       Years ended December 31,
                                                                      -------------------------
                                                                      2001      2000      1999
                                                                      -----    ------    ------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Restricted short-term investments                                  (468)        -         -
   Redemption of time deposits                                           -         -        13
   Acquisition of new investments                                     (223)      (50)      (33)
   Acquisition of property, plant and equipment                       (323)     (406)     (427)
                                                                    ------    ------    ------
              Net cash used in investing activities                 (1,014)     (456)     (447)
                                                                    ------    ------    ------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term financing                     1,150       320       319
   Repayment of long-term financing                                   (702)     (349)     (350)
   Advance for future capital increase                                   -         -         8
   Dividends and interest paid on shareholders' equity                (172)     (196)     (278)
                                                                    ------    ------    ------
              Net cash provided by (used in) financing activities      276      (225)     (301)
                                                                    ------    ------    ------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                   (18)      150        29
                                                                    ======    ======    ======

CASH AND CASH EQUIVALENTS:
   Beginning of the year                                               236        86        57
   End of the year                                                     218       236        86
                                                                    ------    ------    ------
                                                                       (18)      150        29
                                                                    ======    ======    ======

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
   Taxes paid - income and social contribution taxes                    38        53         -
   Interest paid, net of interest capitalized                          202       122       118

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 2001, 2000 AND 1999

     (Amounts expressed in millions of reais, unless otherwise indicated)


1. THE COMPANY AND ITS OPERATIONS

(a)  The Company

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company") is a partly state-owned company (sociedade de economia mista), organized under the laws of the Federative Republic of Brazil ("Brazil") and controlled by the government of the State of Minas Gerais (the "State Government"). The Company's principal business activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy. The Company also conducts business in certain related activities.

As a concessionaire of electric utility services, the Company is subject to regulations set by the Agencia Nacional de Energia Eletrica (the Brazilian National Electric Energy Agency or "ANEEL"), an agency of the Brazilian Federal Government (the "Federal Government").

The Company holds a concession to distribute electric power over an area of 562,762 square km (approximately 97% of the State of Minas Gerais), to approximately 5,412,000 consumers at December 31, 2001 (5,141,000 at December 31, 2000). The Company has 44 power plants, consisting of 40 hydroelectric plants, three thermoelectric plants and one wind farm, with an aggregate installed generating capacity of approximately 5,675MW at year-end 2001 (5,632MW at year-end 2000). The Company's various power generation, transmission and distribution concessions expire during the years 2004 through 2035, subject to renewal under certain circumstances.

The following are the Company's consolidated subsidiaries as of December 31, 2001:

o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located on the premises of Usinas Siderurgicas de Minas Gerais - USIMINAS, a large steel manufacturer; and

o Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.12% interest) - Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. In 1993, GASMIG was granted a 30-year concession by the State Government to perform these activities.

The Company had a 49.44% interest in Empresa de Infovias S.A. ("Infovias") as of December 31, 2001. Infovias' principal activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other items. Infovias began commercial operations in 2001. Also in 2001, Infovias acquired 51% of the capital stock of Way TV Belo Horizonte, a cable TV and Internet services provider in certain cities in the State of Minas Gerais. The Company increased its interest in Infovias to 99.92% in 2002 (see note 11).

Additionally, the Company has a 100% interest in each of the following pre-operational companies:

o Horizontes Energia S.A. - Its principal activities will be the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, both located in the State of Minas Gerais, and Salto Voltao and Salto do Passo Velho hydroelectric power plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, Horizontes Energia S.A. during the third quarter of 2002.

o Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. - Their principal activities will be the production and sale of electric energy, as independent power producers.

o Efficientia S.A. - Its principal activities will be rendering efficiency, optimization and energy solutions services, and rendering operation and management services in energy supply facilities.

(b)  The electricity sector in Brazil

The electricity sector in Brazil is regulated by the Federal Government, acting through its Ministry of Mines and Energy, which has exclusive authority over the electricity sector. Regulatory policy for the sector is implemented by ANEEL. ANEEL is responsible for (1) granting and supervising concessions and setting electricity rates; (2) supervising and performing financial examinations of the concessionaire companies; (3) issuing regulations applicable to the electricity sector; and (4) planning, coordinating and executing water resource studies and granting and supervising concessions for the use of water resources. The Company's electricity business is subject to regulations set by ANEEL.

Retail electricity sales by the Company are made pursuant to provisions of its long-term electricity sales concession agreements. Under the terms of the concession agreements, the Company is authorized to charge its customers a rate for electric services that consists of two components: a non-controllable energy generation, transmission and distribution cost pass-through component ("Parcel A costs") and an operating cost component ("Parcel B costs"). Both components are established as part of the original concession for certain initial periods. Subsequent to the initial periods, and at regular intervals thereafter, ANEEL has the authority to review the costs of the Company to determine the inflation adjustment (or other similar adjustment factor), if any, to the Parcel B costs (the "Adjustment Escalator") for the subsequent period. This review can result in an Adjustment Escalator that has a positive, zero or negative value.

In addition to the adjustments of Parcel A costs and Parcel B costs mentioned above, the electricity sales concessions provide for an annual rate adjustment based on several factors, including inflation. In addition, as a result of regulatory changes in December 2001, the Company may now request rate adjustments arising from significant events which disrupt the economic and financial equilibrium of its business. Other normal or recurring, factors (such as increases in purchased power costs, taxes on revenue generated or local inflation) are also allowed to be offset through specific rate increases. When making a request for such a rate increase, the Company is required to prove the financial impact of the cited events, and there can be no assurance that the requested adjustments will be granted.

See further references to regulatory changes in notes 2 and 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. The Company's financial statements therefore include various estimates concerning (i) the recoverability of deferred regulatory assets, (ii) valuation allowances for accounts receivable, deferred tax assets and the account receivable from the State Government, (iii) the useful lives of property, plant and equipment, (iv) provisions necessary for contingent losses, and (v) estimates of employee post-retirement benefit obligations and other similar evaluations.

(a) Basis of presentation -- The financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Brazilian accounting principles applied by CEMIG in its statutory financial statements prepared in accordance with the Brazilian Corporate Law, which are prepared and filed in accordance with the specific rules from the Comissao de Valores Mobiliarios (the Brazilian Securities Commission, or "CVM") and ANEEL.

(b) Constant currency remeasurement -- Up to December 31, 1997, Brazil was considered a highly inflationary economy (cumulative inflation exceeding a total of 100% over a consecutive three-year period) and, for U.S. GAAP purposes, the Company prepared its financial statements under the constant currency method for all years ended up to that date. CEMIG adopted the IGP-DI (General Price Index- Internal Availability) to restate its financial statements for inflation.

     Under the constant currency method, all relevant non-monetary assets and liabilities, shareholders' equity accounts and components of the statements of income, cash flows and changes in shareholders' equity are expressed in the constant purchasing power of the currency as of the most recent balance sheet date.

     As from January 1, 1998, Brazil ceased to be considered a highly inflationary economy under U.S. GAAP and, accordingly, the Company ceased to restate its financial statements in constant reais for the effects of inflation as from that date. The restated balances of non-monetary assets and liabilities as of December 31, 1997 thus constitute the values of such assets and liabilities as from that date.

     The general price-level adjusted amounts included in the financial statements do not purport to represent appraised value, replacement cost or any other measure of the current value of assets or the price at which transactions would take place currently.

     Shareholders' equity presented in these financial statements differs from that included in the statutory accounting records filed pursuant to the Brazilian Corporate Law method as a result of the following: (i) as from January 1, 1996, indexation of Brazilian financial statements prepared for Brazilian Corporate Law purposes was abolished, whereas for U.S. GAAP purposes such indexation was applied up to December 31, 1997; (ii) differences between the IGP-DI and the official indices mandated for indexation of Brazilian Corporate Law financial statements and; (iii) adjustments made to reflect the requirements of U.S. GAAP. Current income taxes and dividend distribution capacity are determined based on the Brazilian Corporate Law financial statements.

(c) Principles of consolidation -- The consolidated financial statements include the accounts of CEMIG and its subsidiaries, Sa Carvalho, Ipatinga and GASMIG. The other companies in which CEMIG has a controlling interest as of December 31, 2001 were not consolidated since they are pre-operational and do not have material balances and transactions as of such date. In consolidation, the Company's investment in the shareholders' equity of the subsidiaries and all significant intercompany balances and transactions were eliminated. Infovias, the entity that was jointly controlled with other shareholders until May 2002, is not consolidated and is accounted for under the equity method for purposes of these financial statements. The minority interest in the positive equity in subsidiaries is shown separately as a liability.

(d) Foreign currencies -- CEMIG conducts no foreign operations. Assets and liabilities denominated in foreign currencies are related principally to financing and are translated into reais at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date. The resulting gains and losses are recognized currently and included in the statements of income for the appropriate period.

(e) Cash and cash equivalents -- The Company considers unrestricted cash on hand, deposits in banks and short-term investments with original maturities of three months or less to be cash and cash equivalents.

(f) Restricted short-term investments -- Restricted short-term investments consist of investments with original maturities of three months or less, which are restricted for use in the Company's investment plan.

(g) Accounts receivable -- Includes both amounts billed to customers and accrued revenue relating to unbilled energy supplied to customers as of the balance sheet date. Charges arising from overdue electricity bills are accounted for on a cash basis. The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover presently foreseeable losses.

(h) Investments - The Company's investment in Infovias is accounted under the equity method. The other investments, including the consortia, are recorded at acquisition or construction cost. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing for construction are capitalized, in accordance with Statement of Financial Accounting Standards ("SFAS") 34 "Capitalization of Interest Cost". The consortia depreciation is computed on the straight-line method, at annual rates based on the estimated useful lives of its assets. The consortia expenditures for maintenance and repairs are charged to operating costs as incurred.

(i) Property, plant and equipment -- Are recorded at acquisition or construction cost, restated to reflect price-level changes through December 31, 1997. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing for construction are capitalized, in accordance with SFAS 34 . Depreciation is computed on the straight-line method, at annual rates based on the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets. The net results of disposals of fixed assets are recorded as part of operating income.

(j) Impairment of long-lived assets -- CEMIG follows SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, CEMIG performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analyses.

(k) Account receivable from State Government -- As of December 31, 2000, the outstanding balance bore interest at a rate lower than that which the Company could otherwise obtain for investments in the financial market. Accounting Principals Board ("APB") Opinion 21 "Interest on Receivables and Payables" does not normally require, but does not prohibit, the recording of the effects of discounting a government receivable. In this case, the Company considered this amount to be a commercial receivable and due to the extended recovery period had discounted the receivable to net present value. As of December 31, 2001, the

     Company accrued a loss provision related to this receivable (see note 3). The Company will record any payments it receives from the State Government related to this receivable as current income.

(l) Revenues, costs and expenses -- Revenues, costs and expenses are recognized on an accrual basis, i.e., when the goods and services are actually rendered, regardless of when the cash is received or paid.

     Revenues from the sale of electricity generation are recorded based upon the output delivered provided at rates as specified under contract terms or prevailing regulatory rates. Electricity distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month.

     Advance billings of electric power represent sales at pre-established contractual rates. The revenues are recognized when electricity is delivered and the advance billings are reduced accordingly.

     Electricity sales to the interconnected power system are recorded when earned and billed monthly.

     Revenues received by the Company from other concessionaires using its basic transmission network are recognized in the month that the network services are provided to the other concessionaires.

     Revenues from natural gas sales by GASMIG are recognized when the natural gas is supplied.

     Services rendered include connection fees and other related services and the revenues are recognized when the services are provided.

     Taxes on revenue consist of: (i) value-added tax ("VAT"), which is a state tax due on the sales to final customers, is billed to the consumers and recorded as part of gross revenue; (ii) COFINS revenue tax; and (iii) PIS-PASEP social contribution tax on revenues. It is the Company's policy to deduct these taxes from gross revenues.

(m) Income taxes -- CEMIG accounts for income taxes in accordance with SFAS 109 "Accounting for Income Taxes", which requires an asset and liability approach to recording deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

     CEMIG records the tax benefit of all net operating losses as a deferred tax asset and records a valuation allowance, when necessary, to reflect the benefit that management believes will more likely than not be recovered through future taxable income.

(n) Contingencies -- The Company accounts for contingencies in accordance with SFAS 5 "Accounting for Contingencies" and the evaluations with respect to the potential outcome of the claims are made with the assistance of the Company's legal counselors.

(o) Employees' benefit plans -- The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. With respect to such plans, SFAS 87 "Employers' Accounting for Pensions" has been applied as from January 1, 1995. CEMIG has also established post-retirement health care plans and pays life insurance premiums for its retirees. The accounting for these benefits is in accordance with SFAS 106 "Employers' Accounting for Post-retirement Benefits other than Pensions". Under Brazilian law, employees are entitled to a minimum of one-month vacation upon completion of each year of service. CEMIG fully accrues this liability based on the vested entitlement of the employees at each period end, plus related social security costs.

     In addition, CEMIG contributes to the Federal Government-sponsored social security plan at rates based on payroll and such contributions are expensed as incurred. Also, severance payments may be payable upon involuntary severance of employees.

(p) Environmental and remediation costs -- CEMIG, in accordance with its environmental policy, has established various damage control and prevention programs in order to help limit its risks with respect to major environmental-related liabilities. The cost of these programs is expensed as incurred. CEMIG's policy is to provide for remediation costs when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. No provision in respect of these matters has been required to date.

(q) Comprehensive income (loss) -- CEMIG reports comprehensive income (loss) in accordance with SFAS 130 "Reporting Comprehensive Income" and has elected to present this in the statement of operations. Comprehensive income (loss) comprises the results of unrealized holding gains or losses on securities classified as available-for-sale under SFAS 115 and minimum pension liability adjustments made pursuant to SFAS 87. There were no adjustments for realization of gains in the presented years.

(r) Regulation and deferred regulatory assets -- As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation". The rate-setting structure in Brazil is now designed to provide for recovery of the Company's allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets of R$1,504 at December 31, 2001 that it expects to pass through to its customers in accordance with and subject to regulatory provisions. The regulatory assets include R$398 and R$412 at December 31, 2001, for recovery of revenue losses due to rationing and additional Parcel A costs incurred in 2001, respectively. Additionally, the Company recorded deferred regulatory assets for the cost of energy traded on the spot market (energy not traded pursuant to contracts during the rationing period) in the amount of R$844, which is expected to be recovered from consumers through an extraordinary rate increase authorized by ANEEL. The Company also recorded a provision for loss on deferred regulatory assets, in the amount of R$150, based upon the Company's projections as to the assets' recoverability during the 82-month period allowed to the Company by ANEEL.

     During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil's significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, after the end of the rationing period, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the "General Agreement") with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001. The increased rates will be in force in the electricity industry for an average period of 72 months as from January 2002. The asset of R$398 recognized by the Company represents the amount expected to be recovered over the 24 months, beginning January 1, 2002, in accordance with Emerging Issues Task Force ("EITF") No. 92-7, "Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs". The balances of the deferred regulatory assets are periodically compared with the Company's recoverability projections, which are reviewed by Management depending on market events, changes in regulation and related circumstances. The respective provision for losses are adjusted accordingly.

     The General Agreement also addressed Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes not controlled by the Company. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. The General Agreement provided a tracking account mechanism, created in October 2001 through Executive Order No. 296, to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001, except for the system services charges from September 2000 to December 2001, which have not yet been reimbursed. See note 4.

(s) Earnings per share -- Since each class of shares participates equally in earnings, earnings per share was computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Consistent with many other Brazilian corporations, CEMIG discloses earnings per one thousand shares, as this is the minimum number that can be traded on the Bolsa de Valores de Sao Paulo (the Sao Paulo Stock Exchange, or BOVESPA). The Company does not have any potentially dilutive common or preferred stock equivalents.

(t) Segment information -- The Company operates in several segments, but has only one reporting segment that meets the segment criteria described SFAS 131 as its operating revenues are derived mostly from the sale of electricity to the final customers in the State of Minas Gerais.

(u) Derivatives and hedging activities -- Effective January 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The impact of adopting SFAS 133 was immaterial to the Company's consolidated financial position and results of operations.

(v) Reclassifications -- Certain prior year balances have been reclassified in order to conform with current year presentation.


3.   ACCOUNT RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

Prior to March 1993, the following two principles guided the rate setting process in Brazil: (i) that electric utilities should be guaranteed an annual real rate of return on service-related assets included in the rate base; and
(ii) that the rates charged to each class of customer for electric power should be uniform throughout Brazil, notwithstanding the high cost of distributing electricity to remote areas of the country.

Under this rate structure, the guaranteed return was set by ANEEL at a level between 10% and 12%, depending on the particular circumstances of each concessionaire. In order to compensate concessionaire companies experiencing a rate of return below the national average of the sector, the Federal Government created the National Reserve for Compensation of Remuneration - RENCOR, through which profits from more profitable companies were to be reallocated to less profitable companies, so that the rate of return realized by all companies would be equal to the national average of the sector.

The shortfall experienced by most concessionaire companies between the guaranteed return and the actual realized rate of return was accounted for by an increase in each company's Recoverable Rate Deficit Account (the "CRC Account"), in an amount equal to such shortfall. This account was recorded, until 1992, in a memorandum account, not as an asset on the balance sheet.

With the enactment of Law No. 8,631 on March 4, 1993, the Company recorded a receivable from the Federal Government for the balance of the rate shortfall compensation as approved by ANEEL. During 1993 and 1994, the Company recovered part of the rate shortfall through an offset against amounts due to Federal Government-owned entities arising from purchased power and financing.

On May 2, 1995, the obligation to pay the remaining balance of this receivable, then R$867, was transferred from the Federal Government to the State Government through a credit assignment contract. In connection with this assignment, the State Government agreed to pay the amount due to the Company over 20 years, with an initial three-year grace period, as restated based on the UFIR (Tax Reference Unit Index) and accruing interest at 6% per year.

Since May 31, 1995, the credit assignment contract has been amended as follows:

a)   First Amendment, signed on January 24, 2001:

In October 2000, the UFIR index was eliminated by the Federal Government. As a result, CEMIG negotiated and signed an amendment to the contract with the State Government to change the index used from the UFIR index to Indice Geral de Precos - Disponibilidade Interna - IGP-DI (General market price index - internal availability), as from November 1, 2000.

b)   Second Amendment, signed on October 14, 2002 (the "Second Amendment"):

The Second Amendment refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, in the total amount of R$754, adjusted to present value, as of December 31, 2001. These installments continued with an annual interest rate of 6%, as restated based on IGP-DI variation.

The Second Amendment was signed in accordance with Law No.(Degree) 14,384, dated October 11, 2002, issued by the Minas Gerais State Legislature. CEMIG's Board of Directors ratified this amendment on October 23, 2002.

b.1) No payments made to date in 2003:

The State Government did not pay the first three installments due under the Second Amendment, due from January 1 to March 1, 2003, totaling R$40 in the aggregate. Management is currently negotiating the collection of the aforementioned past due amounts with the State Government.

b.2) Provision for loss:

Since the Second Amendment did not include any guarantees that would assure the realization of the CRC receivable, CEMIG recorded a provision for loss in the amount of R$754 for this asset as of December 31, 2001. On January 21, 2003 the Company's Board of Directors ratified such provision.

This provision for loss was recorded separately in the statement of operations, due to its significance and specific nature. For income tax purposes, such provision is considered a permanent difference, since it involves a related party non-deductible loss and, therefore, did not impact the deferred income and social contribution taxes.

CEMIG continues to negotiate the payment of the balance due to it under the Second Amendment, including the possibility of transfer of this obligation back to the Federal Government.

On January 29, 2003, the Company's Board of Directors authorized management to initiate judicial procedures against the State Government in order to collect the past due installments.

c)   Third Amendment, signed on October 24, 2002 (the "Third Amendment"):

The Third Amendment covers installments originally due but unpaid under the credit assignment contract from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002. Under the Third Amendment, these unpaid installments, which totaled R$451 as of December 31, 2001, are subject to annual interest of 12.00% and are monetarily restated based on the IGP-DI variation. The Third Amendment requires repayment of these amounts over 149 monthly installments from January 2003 to May 2015. The Third Amendment allows CEMIG to retain annual dividends and interest on capital due to the State Government as a Company shareholder as an offset against any amounts not paid by the State Government.

The Third Amendment was signed under authorization granted by Law No. 14,384, dated October 11, 2002, issued by the Minas Gerais State Legislature. The Company's Board of Directors ratified the Third Amendment on October 23, 2002.

c.1) No payments made to date in 2003:

The State Government did not pay the first three installments under the Third Amendment, due from January 1 to March 1, 2003, totaling R$30 in the aggregate. Management is negotiating the collection of the aforementioned past due amounts with the State Government.

The projection of the Company's future operations indicates that the offsetting of the dividends and interest on capital corresponding to the State Government's share equity in the Company will be sufficient in the long term to assure the realization of the entire outstanding receivable covered by the Third Amendment, should the State Government continue in default. Management will monitor future events, which could impact the Company's dividend payment projections, in order to conclude whether an allowance relating to the Third Amendment is necessary.


4.   DEFERRED REGULATORY ASSETS

An emergency energy-rationing program (the "Energy Rationing Plan") was created by the Federal Government's Executive Order No. 2148, of May 22, 2001, to reduce energy consumption and avoid unplanned interruption in power supply. Average reduction in monthly consumption of electricity during the rationing period in 2001 was estimated at 20% of the actual consumption for the months of May, June and July 2000. The energy rationing became effective on June 1, 2001 and ended February 28, 2002, when the Federal Government determined that the water levels in the reservoirs serving Brazil's hydroelectric facilities had returned to normal.

As a result of the Energy Rationing Plan, many electric generation and distribution companies in Brazil, including CEMIG, experienced a reduction in their profit margins, as their physical and personnel structures could not be reduced in line with the consumption reduction quotas imposed. Thus, they continued incurring fixed costs without earning corresponding revenue.

In December 2001, the Federal Government and the electric utilities in Brazil affected by the Energy Rationing Plan signed the General Agreement referred in note 2 to regain the financial-economic equilibrium of the existing concession contracts and recover revenues relating to the period during which the Energy Rationing Plan was in effect.

The General Agreement addressed margin losses incurred by the electric distribution and generation companies during the period that the Energy Rationing Plan was effective, additional Parcel A costs for the period from January 1, 2001 to October 25, 2001 and costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or "MAE") up to December 2002. These items will be recovered by an extraordinary rate adjustment as follows:

      I. an increase of 2.90% for rural and residential consumers (excluding low-income consumers), lighting streets and high-tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and fulfill certain criteria, related to charge and demand energy factors which were determined by ANEEL's Resolution No. 130, dated April 30, 2002.
     II.  an increase of 7.90% for all other consumers.

According to ANEEL's Resolution No. 484, of August 29, 2002, the extraordinary rate adjustment for CEMIG is to be in force for a maximum period of 82 months, as from January 2002 and bearing interest equivalent to the SELIC interest rate (Brazilian benchmark interest rate). The Company recorded a provision for loss on deferred regulatory assets, in the amount for R$150, considering its recoverability projections for the 82-month recovery period allowed to the Company by ANEEL. The deferred regulatory assets are periodically compared with the Company's recoverability projections, which are constantly reviewed by Management, accordingly to market conditions, changes in regulation and other similar events. The balance of the provision is adjusted accordingly.

As a result of the foregoing, at December 31, 2001, the Company recognized the following deferred regulatory assets:

         Revenue losses (expected to be recovered within 24 months) incurred
            during the rationing period                                           398
         Additional Parcel A costs:
             - Period from January 1, 2001 to October 25, 2001                    273
             - Period from October 26, 2001 to December 31, 2001                  139
         Recording of energy transactions on the MAE                              844
                                                                               ------
                                                                                1,654
         (-) Provision for loss on deferred regulatory assets (computed
            based on an 82-month period)                                         (150)
                                                                               ======
                                                                                1,504

         Current assets                                                           259
         Other assets                                                           1,245


The VAT (related to the rationing program revenue, amounting to R$301, only becomes an obligation to be recorded in the financial statements once the customers are billed; therefore, no provision related to this tax was recorded. The Company passes all VAT amounts received from customers on to the State Government.

(a) Recovery of revenue losses incurred during the period of the Energy Rationing Plan

CEMIG's total revenue losses relating to the Energy Rationing Plan were R$876. The revenue losses from June to December 2001 and January to February 2002 were R$724 and R$152, respectively. The total rationing-related revenue losses have been approved by ANEEL, through Resolutions No. 480 and 481 dated August 29, 2002.

Although CEMIG's 2001 total revenue losses were R$724, CEMIG recorded a regulatory asset on a U.S. GAAP basis as of December 31, 2001, in the amount of R$398, in accordance with EITF No. 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs", which establishes a 24-month limit for collection of the asset. The recovery of revenue losses was recorded in the 2001 balance sheet as a deferred regulatory asset under current and other assets, and a credit to operating revenues in the 2001 statement of operations as a regulatory extraordinary rate adjustment.

Deferred regulatory assets in the amount of R$218 were recorded as current since the Company anticipated recovering the amount from its customers within twelve (12) months.

The accrued amounts related to 2001, which will be reimbursed through the special rate adjustment, will be monetarily restated based on SELIC from January 1, 2002 until collection. The amounts related to year 2002 will be monetarily restated from March 1, 2002 by the same criteria.

(b) Recovery of additional Parcel A costs

ANEEL Resolution No. 90, dated February 18, 2002, established procedures for the compensation of some Parcel A costs for the period from January 1, 2001 to October 25, 2001.

The base amount to be reimbursed is equal to the difference between the Parcel A costs actually incurred and the estimated Parcel A costs used for purposes of computing the most recent annual rate adjustment prior to the Energy Rationing Plan. This amount will bear interest at the SELIC rate from the day that the actual cost was paid until the date of compensation.

The Parcel A costs to be reimbursed were recorded as a regulatory asset in Other assets with a counterpart in the 2001 statement of operations as a reduction to the corresponding operating costs and expenses, as follows:

                        Parcel A items to be reimbursed for the period from
                                January 1, 2001 to October 25, 2001
-----------------------------------------------------------------------------------------------------
                                                         Base amount     Monetary variance
                                                            to be          (based on the
                  Parcel A items                          reimbursed    application of SELIC)  Total
----------------------------------------------------     ------------  ---------------------- -------
Itaipu Binacional electricity purchase rate                   143                14               157
Itaipu Binacional electricity transport rate                    3                 -                 3
Fuel usage quota                                               65                 7                72
Rate for use of basic transmission network                     16                 2                18
Charges for use of water resources                              7                 1                 8
Electricity purchased through initial contracts                 5                 1                 6
Global reserve for reversion quota                              6                 1                 7
ANEEL inspection fee                                            1                 -                 1
Connection charges                                              1                 -                 1
                                                              ---               ---               ---
                                                              247                26               273
                                                              ===               ===               ===
Other assets                                                  247                26               273


The Parcel A costs related to the period from January 1, 2001 to October 25, 2001 have been approved by ANEEL, through Resolution No. 482 dated August 29, 2002.

Procedures for reimbursing Parcel A costs relating to the period from October 26, 2001 to December 31, 2001 and comments concerning applicable rules and respective accounting procedures are set forth below.

On October 25, 2001, the Federal Government, through Executive Act No. 296, created a tracking account mechanism to control the variation of Parcel A costs for rate adjustment calculation purposes. This account is comprised of the amounts resulting from the difference between the Parcel A costs actually incurred, from October 26, 2001 and thereafter, and the estimated Parcel A costs used for purposes of computing the annual rate adjustment as from April 8, 2001.

Parcel A costs for rate adjustment calculation purposes are comprised of the following costs:

     1.   Itaipu Binacional electricity purchase rate;

     2.   Itaipu Binacional electricity transport rate;

     3.   Fuel usage quota;

     4.   Rate for use of basic transmission network;

     5.   Charges for use of water resources; and

     6.   System service charges.

The amounts determined for the period from October 26, 2001 to December 31, 2001 are recorded as a deferred regulatory asset in current and other assets, with a counterpart in the 2001 statement of operations as a reduction to the corresponding operating costs and expenses, are as follows:

                                                                    December
                                                                     31,2001
                                                                    ---------

                    System service charges                                 84
                    Itaipu Binacional electricity purchase rate            35
                    Itaipu Binacional electricity transport rate            1
                    Fuel usage quota                                       11
                    Rate for use of basic transmission network              8
                                                                          ---
                                                                          139
                                                                          ===
                    Current                                                41
                    Other assets                                           98


The Company recorded System service charges related to the period from September 2000 to December 2001, which are expected to be paid in 2003, in accordance with information provided by the MAE.

(c) Energy transactions on the MAE and other

(c.1) Recording of energy transactions on the MAE and other

During the period of the Energy Rationing Plan in Brazil, electricity utilities, including CEMIG, made a substantial number of energy purchases on the spot market through the MAE in order to supply their customers. During this period, the prices for spot market energy were often significantly higher than the prices set forth in initial energy purchase contracts.

Costs related to energy sold on the MAE are being prorated among consumers supplied by the Brazilian interconnected power system through an extraordinary rate adjustment, as from January 2002. The amount to be passed along to consumers through the rate adjustment is calculated based on the amount of energy purchased on the MAE during the period from May 1, 2001 until the end of the rationing period, and equals the difference between the energy purchase price on the MAE and R$49.26/MWh (which is the initial contract average cost for the period). Generators will not be reimbursed with respect to MAE energy purchases at a price less than or equal to R$49.26/MWh.

CEMIG recorded the following transactions based on information supplied by the MAE in 2002, related to MAE transactions in 2001:

     o Payment due to generators for energy purchased on the MAE was based on the difference between the energy purchase price on the MAE and R$49.26/MWh, from the period June 1, 2001 to December 31, 2001, totaled R$364. This amount is accounted for as a charge to Electricity purchased for resale in the statement of operations, with a counterpart entry to Long-term liabilities. However, the amount to be reimbursed to CEMIG through the extraordinary rate adjustment is R$392 (due to inclusion of sales taxes and other charges). This amount is recorded as a non-current asset, with its counterpart recorded as operating revenue in the statement of operations under Extraordinary regulatory rate adjustment. The cost of energy sold on the MAE and other MAE transactions in 2001, totaling R$588, was recorded as a charge to Electricity purchased for resale in the 2001 statement of operations, and a credit to accounts payable to suppliers under current liabilities.

     o The reimbursable portion of CEMIG's revenues from June 1, 2001 to December 31, 2001 relating to MAE transactions (which are not subject to state VAT) totaled R$452. This amount was recorded as a

          Deferred regulatory asset and a credit to Electricity sales to the interconnected power system in the statement of operations for 2001.

     o    Additional expenses for electricity purchases from Furnas totaled
          R$12.

These amounts are subject to changes resulting from a review of the information provided by MAE to the concessionaires that is expected to be performed by independent accountants during 2003, as well as from the outcome of judicial claims currently in progress.

(c.2) Loan from Banco Nacional de Desenvolvimento Economico e Social (the National Bank for Economic and Social Development or "BNDES") to Electric Energy Concessionaires

As requested by the Energy Crisis Committee (a group formed by the Federal Government to determine the rules and regulations prevailing during the Energy Rationing Plan), BNDES established an emergency program to fund all privately controlled distribution concessionaires, generation concessionaires and independent power producers, in a maximum amount of 90.00% of the total amount approved by ANEEL related to the losses incurred during the Energy Rationing Plan period and energy traded on the MAE. The loans are to provide liquidity prior to recovery through the official rate increases and facilitate settlement of the MAE transactions during the period in which the Energy Rationing Plan was in force. The loans will be amortized to the extent of revenue recoveries through future rate increases.

As CEMIG is a partially state-controlled company, the Company has restrictions on access to BNDES loans. However, CEMIG negotiated specific authorization for this loan with the Secretaria de Tesouro Nacional (the National Treasury Ministry or "STN"). This transaction supplied CEMIG with necessary resources to partially settle its outstanding obligations to the MAE, as further discussed below.

(c.3) Financial settlement of the MAE transactions

On February 18, 2003, CEMIG settled its outstanding obligations relating to MAE transactions from September 2000 to September 2002. In connection with this settlement, CEMIG disbursed R$335 to the MAE agents.

The funds required for this settlement were obtained through a loan agreement dated February 7, 2003 between the Company and BNDES (see note 33(h)).

CEMIG is required to settle additional outstanding MAE amounts after the completion of a review that will be performed by independent public auditors on data provided by MAE to the concessionaires. Under the General Agreement, BNDES must provide additional financing in connection with such additional settlement.

This independent review, as well as the outcome of certain judicial claims brought by market participants (including CEMIG) concerning the interpretation of the market rules in force, may result in the recalculation of the transaction data figures previously provided by MAE. Such a recalculation may impact the Company's future results of operations and cash flows.


5. BONUS PAID, SURCHARGES AND RATIONING ADOPTION COSTS INCURRED

Through Federal Government Executive Act No. 2,152-2, dated June 1, 2001, the Federal Government determined that residential consumers whose electric energy consumption was lower than the target consumption levels during the period of the Energy Rationing Plan would be entitled to receive a bonus, limited to their electric energy invoice amount. In addition, all consumers whose consumption exceeded the target would be subject to surcharges, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee.

The Federal Government, acting through its Ministry of Mines and Energy, will reimburse electric utilities, including CEMIG, for costs associated with payment of bonuses to consumers and other related operational costs that exceeded the surcharge on rates. This reimbursement will be subject to ANEEL's approval.

ANEEL established specific accounts and controls to record the effects of the Rationing Program involving the bonus, surcharge and related costs. The related effects are set forth below:

                                                                           From June 1 to
                                                                             December 31,
                                                                                2001
                                                                           ---------------
          Other Assets -
             Receivable from Federal Government in respect of bonus
               paid to consumers that consumed less than the target
               consumption                                                       108
             Receivable from Federal Government in respect of costs
               related to the adoption of the Energy Rationing Plan in
               excess of the 2.00% surcharge on consumer rates                    15
                                                                                ----
                                                                                 123
          Long-term Liabilities -
             Surcharge applied to consumers that consumed more than
               the target consumption                                            (26)
                                                                                ----
             Net receivable from Federal Government in respect of
               bonus paid to consumers and related costs in excess of
               the surcharge applied to consumers                                 97
                                                                                ====


In 2002, the Company recorded additional reimbursable bonuses and costs related to the Energy Rationing Plan of R$74 and R$13 respectively.

In 2002, upon ANEEL approval, CEMIG received approximately R$128 in reimbursement for consumer bonuses paid.

The remaining net amount to be received by CEMIG, of approximately R$24, is under negotiation with ANEEL. The surcharges represented by this amount were not billed or collected from the consumers as they are currently the subject of a judicial dispute. Management does not expect losses relating to the realization of this outstanding amount.

According to ANEEL Resolution No. 600, dated October 31, 2002, operational costs of approximately R$32 related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on consumer tariffs will be reimbursed upon approval by ANEEL.


6. DEFERRED INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). The composite tax rates were 37% (25% federal income tax and 12% social contribution tax) in 1999 and 34% (social contribution tax decreased to 9%) in 2000 and 2001. As from May 1, 1999 through January 31, 2000, the social contribution tax rate was increased from 8% to 12% and was decreased to 9% as from February 1, 2000 through December 31, 2002, pursuant to a temporary executive act of the Federal Government. For U.S. GAAP purposes, the statutory annual rates applicable are 25% for federal income tax and 8% for social contribution tax at December 31, 2000 and 1999. On December 30, 2002, the Federal Government issued Law No. 10,637 that determines the increase on the social contribution tax rate from 8% to 9%, beginning on January 1, 2003.

(a) Income tax reconciliation

The amounts reported as income tax benefit (expense) in the financial statements are reconciled to the statutory rates as follows:

                                                            Year ended December 31,
                                                            -----------------------
                                                            2001     2000     1999
                                                            -----   ------   ------
     Income (loss) before income taxes                      (641)     398     (136)

     Income taxes rate for U.S. GAAP purposes                 33%      33%      33%
                                                            ----     ----     ----
     Tax benefit (expense)                                   211     (131)      45
     Interest on capital (tax deductible dividends)           34       62       62

     Provision for loss on account receivable from State
        Government - non deductible                         (343)       -        -
     Special liabilities amortization                         29       40       37
     Social contribution on depreciation                       -        -      (14)
     Interest capitalized under Brazilian Corporate Law        -        -       (8)
     Rate difference                                          (2)      (2)      (4)
     Others                                                   (7)      (1)      (4)
                                                            ----     ----     ----
     Tax (expense) benefit in the statement of operations    (78)     (32)     114
                                                            ====     ====     ====

As from January 1, 1996, Brazilian companies are permitted to pay interest on capital. The calculation is based on the shareholders' equity amounts as stated in the Brazilian Corporate Law financial statements. The interest rate applied may not exceed the long-term interest rate determined by the Brazilian Central Bank and interest paid may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves.

The amount of interest on capital is deductible for income tax purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the payment of such amount to shareholders' at the rate of 15%.

(b) Analysis of deferred tax balances

Tax rate changes are enacted in the year prior to the year in which they become effective. As of December 31, 2001 and 2000, the deferred tax balances have been computed using a 34% and 33% rate, respectively, which are the rates expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

                                                                        December 31,
                                                                        ------------
                                                                        2001    2000
                                                                        ----    ----
          Other assets-
             Employee post-retirement benefits                            74     595
             Adjustment to present value of account receivable from
              State Government                                             -      94
             Tax loss carryforwards                                      192       -
             Temporary difference on regulatory assets                   151       -
             Other temporary differences                                 105      81
                                                                        ----    ----
                                                                         522     770
                                                                        ----    ----
          Long-term liabilities-
             Effects of differences between tax basis of non-monetary
              assets relating to property, plant and equipment and
              amounts reported for U.S. GAAP                            (568)   (596)
             Other temporary differences                                   -     (16)
                                                                        ----    ----
                                                                        (568)   (612)
                                                                        ====    ====
                                                                         (46)    158
                                                                        ====    ====

In 2001 and 2000, deferred tax expenses of R$99 and R$9, respectively, related to minimum pension liability adjustment (note 19) and unrealized gains on available-for-sale securities (note 13) were recorded directly to shareholders' equity as other comprehensive income (loss).

During 2001, the Company amended its income tax return for the year ended December 31, 1997 to claim deductibility of pension costs accrued in its Brazilian Corporate Law financial statements. This amendment resulted in (i) the recognition of prepaid income and social contribution taxes in the amount of R$161, which was reclassified from Deferred income taxes to Recoverable taxes, classified as current assets, (ii) a reduction of Taxes payable in the amount of R$49, and (iii) the recognition of tax loss carryforwards, recorded considering the probable expected future profitability of CEMIG in subsequent fiscal years. The Company has been offsetting this prepaid income tax with federal tax liabilities. As of December 31, 2001, the remaining balance of the prepaid income and social contribution taxes was R$70 and is recorded under Current assets - Recoverable taxes.


7. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

                                                                               December 31,
                                                                             -----------------
                                                                             2001         2000
                                                                             ----         ----

          Cash on hand and in banks                                            66           59
          Short-term investments, with original maturity of three
             months or less, mainly bank certificates of deposit and
             investment funds at fair value                                   152          177
                                                                              ---          ---
                                                                              218          236
                                                                              ===          ===

CEMIG has short-term investments with interest income calculated based on the Brazilian Interbank Certificates of Deposit - CDI rate.

8. RESTRICTED SHORT-TERM INVESTMENTS

On December 31, 2001, the balance of R$468 refers to short-term investments, acquired with resources obtained from the issuance of debentures (note 16), with interest income calculated based on the variation of Brazilian Interbank Certificates of Deposit - CDI and maturity dates that do not exceed 30 days.

The use of these resources is restricted to the investment plan related to expansion of the Company's energy production, transmission and distribution operations. This investment plan was executed in 2002.


9. ACCOUNTS RECEIVABLE

The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated.

                                                         Past-due               December 31,
                                                    ------------------       ----------------
                                                    Up to 90   Over 90
                                        Current       days       days         2001       2000
                                        -------     --------   -------       ------     ------
     Residential                            123         47          6         176         214
     Industrial                             121         25         35         181         158
     Commercial                              51         24          2          77          84
     Rural                                   15          7          2          24          28
     Governmental entities                   22          8          7          37          46
     Public services                         35          2          1          38          46
                                           ----       ----       ----        ----        ----
     Subtotal                               367        113         53         533         576
     Distributors                             2          -          4           6         143
                                           ----       ----       ----        ----        ----
                                            369        113         57         539         719
                                           ====       ====       ====        ====        ====
     Allowance for doubtful accounts          -          -        (54)        (54)        (51)
                                           ----       ----       ----        ----        ----
     Short-term                             369        113          3         485         668
                                           ====       ====       ====        ====        ====

No single customer represented more than 10% of total receivables as of December 31, 2001 and 2000 and electricity sales to final customers for the years ended December 31, 2001, 2000 and 1999.

In April 2002, our largest industrial client became a self power producer and as such ceased to purchase energy from the Company.

The changes in allowance for doubtful accounts were as follows:

                                             Year ended December 31
                                           --------------------------
                                           2001       2000       1999
                                           --------------------------

     Balance at beginning of the year        51         63         35
     Accounts written off                   (10)       (18)        (6)
     Provision for the year                  13          6         34
                                            ---        ---        ---
     Balance at end of the year              54         51         63
                                            ===        ===        ===

10. RECOVERABLE TAXES

The following table sets forth amounts of taxes recoverable for the dates indicated:

                                       December 31,
                                      -------------
                                      2001     2000
                                      ----     ----

          Income tax                    66        -
          Social contribution tax        4        -
          VAT                           16       25
                                        --       --
                                        86       25
                                        ==       ==


The recoverable VAT credits are being offset by the Company with VAT to be paid, in accordance with Brazilian tax legislation.


11. INVESTMENTS

The following table describes the Company's investments:

                                                             December 31,
                                                           2001      2000
                                                           ----      ----

          Empresa de Infovias S.A                            65        33
          Hydroelectric plants to be transferred to a
             subsidiary                                      62         -
          Other investments                                  13        18
          Consortia                                         297       118
                                                            ---       ---
                                                            437       169
                                                            ===       ===

(a) Investments in other companies

In 2002, the Company acquired shares from AES Forca Empreendimentos Ltda. ("AES"), corresponding to 50.48% of Infovias' capital. The purchase price paid was R$87. This transaction increased CEMIG's interest in Infovias' capital from 49.44% to 99.92%. The Company is evaluating the effects arising from the application of SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" to its 2002 financial statements.

The Company's Board of Directors authorized CEMIG to provide a guarantee relating to a loan obtained by Infovias in the amount of US$40 million, which began amortizing in May 2002. Any installment paid by CEMIG in case of non-payment by Infovias will be repaid to CEMIG in the form of preferred shares issued in connection with a capital increase of Infovias.

The Company transferred R$62 to Investments from Property, plant and equipment, after recognizing an impairment charge of R$33, of the Machado Mineiro and Salto do Paraopeba hydroelectric plants, both located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, a subsidiary, Horizontes Energia S.A., in the third quarter of 2002. See note 1(a).

(b) Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner of each consortium has the right to take energy generated by the power plant in an amount proportionate to its investment.

CEMIG's participation in consortia, represented by the amounts already invested in the projects, is described as follows:

                                                                      Annual
                                                     CEMIG's      average rate of
                                                  participation     depreciation          December 31,
                                                  -------------   ----------------     ------------------
                                                                                       2001          2000
                                                                                       ------       -----
   In service-
       Porto Estrela Hydroelectric Power Plant        33.33%           2.51%             72        30
       Igarapava Hydroelectric Power Plant            14.50%           2.51%             52        53

   Construction in progress-
       Queimado Hydroelectric Power Plant             82.50%                             74        16
       Funil Hydroelectric Power Plant                49.00%                             52        11
       Aimores Hydroelectric Power Plant              49.00%                             47         8
                                                                                        ---       ---
                                                                                        297       118
                                                                                        ===       ===

12. PROPERTY, PLANT AND EQUIPMENT

The following table describes the consolidated property, plant and equipment of the Company:

                                                      Annual                December 31,
                                                 average rate of     -----------------------
                                                   depreciation         2001          2000
                                                 ---------------     ---------       -------
     In service
        Generation-
         Hydroelectric                                 2.51%           7,629           7,739
         Thermoelectric                                1.79%             261             264
        Transmission                                   3.08%           1,403           1,393
        Distribution                                   5.10%           7,075           6,825
        Administration                                 9.63%             447             410
        Other                                          5.20%              48              47
                                                                     -------         -------
                                                                      16,863          16,678
                                                                     -------         -------
     Accumulated depreciation and amortization-
        Generation                                                    (3,595)         (3,398)
        Transmission                                                    (714)           (670)
        Distribution                                                  (2,966)         (2,685)
        Administration                                                  (252)           (212)
        Other                                                            (11)             (8)
                                                                     -------         -------
                                                                      (7,538)         (6,973)
                                                                     -------         -------
     Total in service                                                  9,325           9,705
                                                                     -------         -------
     Construction in progress-
        Generation                                                        82              29
        Transmission                                                      58              13
        Distribution                                                     346             491
        Administration                                                    20              55
        Other                                                             10               4
                                                                     -------         -------
     Total in construction in progress                                   516             592
                                                                     -------         -------
     Total                                                             9,841          10,297
                                                                     =======         =======

Interest cost capitalized during the years ended December 31, 2001, 2000 and 1999 was R$57, R$31 and R$27, respectively.

Under Brazilian law, CEMIG's power generation, transmission and distribution assets may not be retired, disposed of, transferred, sold or mortgaged without the prior authorization of ANEEL. The proceeds received from the disposal of assets must be deposited in an earmarked bank account and used in the purchase of other concession assets. In accordance with normal practice in Brazil for electric utilities, from time to time, CEMIG constructs distribution systems for the benefit of consumers for which the consumer reimburses the cost. These reimbursements are accounted for as a reduction to the cost basis of the related assets as they are received.

CEMIG has lands and buildings recorded under Property, plant and equipment - Administration, which have been pledged in connection with legal proceedings related to tax, labor, civil and other contingencies in the amount of R$10. Such contingencies are included in accrued liabilities for contingencies (see note 20).

13. MARKETABLE SECURITIES - AVAILABLE FOR SALE

As of December 31, 2001 and 2000 the Company has Notas do Tesouro Nacional - NTN A3 (Brazilian National Treasury Notes, Series NTN-A3) in the amount of R$70 and R$61, respectively. These notes were acquired from the State Government on September 1998. These notes have final maturity on April 15, 2024. They are subject to restatement according to the real / U.S. dollar exchange rate variation and progressive interest over the restated face value of 5.50% (up to April 14, 1998), 5.75% (from April 15, 1998 to April 14, 2000)
and 6.00% per year (from April 15, 2000 to due date). The fair value of these notes is readily determinable and available through the Associacao Nacional de Instituicoes do Mercado Aberto (National Association of Open Market Institutions, or "ANDIMA") and therefore the asset recorded as of December 31, 2001 and 2000 was determined based on the ANDIMA quotation at those dates.

Unrealized gross gain during the year ended December 31, 2001, 2000 and 1999 was R$9, R$20 and R$5, respectively, and was presented in Other comprehensive income (loss).

The Company did not sell any of these notes in 2001, 2000 and 1999, and therefore there were no related realized gains (losses) in such periods.


14. ACCOUNTS PAYABLE TO SUPPLIERS

                                                                            December 31,
                                                                         ---------------
                                                                          2001     2000
                                                                         ------    -----
        Electricity suppliers-
           Furnas - Centrais Eletricas S.A. (indexed to US dollar)        213        168
           Spot market - MAE                                              644          -
           Others                                                          22         20
                                                                          ---        ---
                                                                          879        188
        Supplies and services                                              66         49
                                                                          ---        ---
                                                                          945        237
                                                                          ===        ===

The Spot market - MAE liability includes the energy purchased on the wholesale spot market during the period from September 2000 to December 2001, based on information provided by MAE, the spot market administrator. The definitive amounts and effective payment of this liability depends on the judicial claims currently in progress, brought by market agents, including the Company, related to the interpretation of the market rules in force, as well as in obtaining the necessary financing, as more fully set forth in note 4.

15. TAXES PAYABLE

The following table describes the Company's accrued taxes payable:

                                                    December 31,
                                                  ---------------
                                                  2001       2000
                                                  ------   ------

                    Income tax                      72          -
                    VAT                             30         34
                    Tax on billing - COFINS         52         13
                    Social contribution tax         36          7
                    Other                           29         24
                                                   ---        ---
                                                   219         78
                                                   ===        ===

As of December 31, 2001 the Company had VAT obligations in amount of R$87 (R$91 in December 31, 2000). On December 22, 2001 the Company negotiated with certain financial institutions to partially prepay the VAT in the amount of R$57 (R$57 in 2000), with a discount.


16. LOAN AND FINANCING

(a) The following tables describes the Company's loan and financing:

                Lenders                              Payments of Principal        Annual interest rates (%)      Currency
 -------------------------------------------      ---------------------------     -------------------------      --------
 IN FOREIGN CURRENCY
  FINANCING
    Banco do Brasil S.A. - Various Bonds (1)       Semi-annually through 2024            Various                    US$
    Siemens S.A.                                  Semi-annually through 2004,
                                                       beginning in 2003              Libor + 4.25                  US$
    Citibank N.A.                                  Semi-annually through 2004          Libor + 5.5                  US$
    Banco do Brasil S.A. II                        Semi-annually through 2004         Libor + 3.13                  US$
    Banco do Brasil S.A. III                         Single payment in 2004               10.38                     US$
    Impsa - Industria Metalurgica Pescarmona             Semi-annually
       S.A.                                               through 2003                    9.80                      US$
    Banco do Brasil S.A. - Vienna                    Single payment in 2002           Libor + 2.70                  US$
    Citibank N.A.                                  Semi-annually through 2003         Libor + 2.84                  US$
    Banco Itau S.A.                                  Annually through 2004                4.46                      US$
    Fixed Rate Notes (2)                                Payable in 2004                   9.13                      US$
    Siemens S.A. II                               Semi-annually through 2005,
                                                       beginning in 2003                  9.97                      US$
    Banco Interamericano de Desenvolvimento -            Semi-annually
       BID                                                through 2006                4.00 to 9.25                Various
    ABN AMRO Bank - Banco Real S.A.                  Single payment in 2002           Libor + 4.00                  US$
    Lloyds Tsb Bank Plc                            Semi-annually through 2004             8.00                      US$
    Citibank N.A. II                                 Single Payment in 2004               10.00                     US$
    International Bank for Reconstruction and
       Development - IBRD                          Semi-annually through 2002             7.25                    Various
    Other                                                   Various                      Various                  Various

       Total foreign currency financing
 IN LOCAL CURRENCY
    Debentures (3)                                 Payable in 2009/2011 with
                                                   an early redemption option
                                                          in 2005/2006              IGP-M (6) + 12.70               R$
    Centrais Eletricas Brasileiras S.A. -                                          FINEL (7) + 5.00 to
       ELETROBRAS                                     Monthly through 2024                10.00                     R$
    UHESC S.A. (4)                                   Single payment in 2012         IGP-M (6) + 14.87               R$
    Consumers -TELEMIG / C.V.R.D.                  Semi-annually through 2009            Various                    R$
    Others                                                  Various                      Various                    R$
        Total local currency financing

    Escrow accounts (5)

                     Total



                                                                     2001
                                                --------------------------------------------
                                                   Current portion      Long-Term
                                                --------------------    ---------
                Lenders                         Principal   Interest    Principal      Total
 -------------------------------------------    ---------   --------    ---------      -----
 IN FOREIGN CURRENCY
  FINANCING
    Banco do Brasil S.A. - Various Bonds (1)         6         3           216           225
    Siemens S.A.                                     -         1           145           146
    Citibank N.A.                                   54         4            81           139
    Banco do Brasil S.A. II                          -         3            96            99
    Banco do Brasil S.A. III                         -         1            93            94
    Impsa - Industria Metalurgica Pescarmona
       S.A.                                         55         1            28            84
    Banco do Brasil S.A. - Vienna                   82         2             -            84
    Citibank N.A.                                   35         2            35            72
    Banco Itau S.A.                                 15         1            54            70
    Fixed Rate Notes (2)                             -         1            63            64
    Siemens S.A. II
      -         -            51            51
    Banco Interamericano de Desenvolvimento -
       BID                                          12         1            36            49
    ABN AMRO Bank - Banco Real S.A.                 42         2             -            44
    Lloyds Tsb Bank Plc                             15         -            17            32
    Citibank N.A. II                                 -         -            26            26
    International Bank for Reconstruction and
       Development - IBRD                            7         -             -             7
    Other                                            7         -            42            49
                                                  ----      ----         -----         -----
       Total foreign currency financing            330        22           983         1,335
 IN LOCAL CURRENCY
    Debentures (3)

                                                     -        13           633           646
    Centrais Eletricas Brasileiras S.A. -
       ELETROBRAS                                   62         3           318           383
    UHESC S.A. (4)                                   -        12            80            92
    Consumers -TELEMIG / C.V.R.D.                    6         1             8            15
    Others                                           2         -             7             9
                                                  ----      ----         -----         -----
        Total local currency financing              70        29         1,046         1,145
    Escrow accounts (5)                           (134)        -           (18)         (152)
                                                  ----      ----         -----         -----
                     Total                         266        51         2,011         2,328
                                                  ====      ====         =====         =====






                Lenders                           Payments of Principal         Annual interest rates (%)      Currency
-------------------------------------------    ---------------------------      -------------------------      --------
 IN FOREIGN CURRENCY
  LOAN
    Bank Austria Creditanstalt                   Single payment in 2001                  11.09                   US$
      International AG

  FINANCING
    Banco do Brasil S.A. - Various Bonds       Semi-annually through 2024
       (1)                                                                              Various                  US$
    Siemens S.A.                                  Semi-annually through
                                                 2004, beginning in 2003              Libor + 4.25               US$
    Impsa - Industria Metalurgica                     Semi-annually
       Pescarmona S.A.                                through 2003                        9.80                   US$
    Citibank N.A.                              Semi-annually through 2003             Libor + 2.84               US$
    Banco do Brasil S.A. - Vienna                Single payment in 2002               Libor + 2.70               US$
    Fixed Rate Notes (2)                             Payable in 2004                     9.13                    US$
    Siemens S.A. II                               Semi-annually through
                                                 2005, beginning in 2003                  9.97                   US$
    Banco Interamericano de                           Semi-annually
       Desenvolvimento - BID                          through 2006                    4.00 to 9.25             Various
    ABN AMRO Bank - Banco Real S.A.              Single payment in 2002               Libor + 4.00               US$
    International Bank for Reconstruction             Semi-annually
       and Development - IBRD                          through 2002                       7.25                 Various
    Other                                                Various                        Various                Various

      Total foreign currency financing
 IN LOCAL CURRENCY
    Centrais Eletricas Brasileiras S.A. -                                         FINEL (7) + 5.00 to
       ELETROBRAS                                 Monthly through 2024                   10.00                    R$
    UHESC S.A. (4)                               Single payment in 2012            IGP-M (6) + 14.87              R$
    Consumers -TELEMIG / C.V.R.D.              Semi-annually through 2009               Various                   R$
    Others                                               Various                        Various                   R$

      Total local currency financing
    Escrow accounts (5)

                   Total


                                                                   2000
                                               ---------------------------------------------
                                                  Short-term and
                                                  current portion      Long-term
                                               --------------------    ---------
                Lenders                        Principal   Interest    Principal      Total
-------------------------------------------    ---------   --------    ---------      -----
 IN FOREIGN CURRENCY
  LOAN
    Bank Austria Creditanstalt
       International AG                            75         7             -            82

  FINANCING
    Banco do Brasil S.A. - Various Bonds
       (1)                                          5         3           189           197
    Siemens S.A.                                    -         -           123           123
    Impsa - Industria Metalurgica
       Pescarmona S.A.                             46         2            70           118
    Citibank N.A.                                  15         3            59            77
    Banco do Brasil S.A. - Vienna                   -         2            69            71
    Fixed Rate Notes (2)                          293         4             -           297
    Siemens S.A. II                                 -         -            39            39
    Banco Interamericano de
       Desenvolvimento - BID                       12         2            41            55
    ABN AMRO Bank - Banco Real S.A.                 -         2            36            38
    International Bank for Reconstruction
       and Development - IBRD                      12         -             6            18
    Other                                           2         -            21            23
                                                 ----      ----         -----         -----
      Total foreign currency financing            460        25           653         1,138
 IN LOCAL CURRENCY
    Centrais Eletricas Brasileiras S.A. -
       ELETROBRAS                                  89         2           352           443
    UHESC S.A. (4)                                  -         1            72            73
    Consumers -TELEMIG / C.V.R.D.                   4         1             9            14
    Others                                          2         -             2             4
                                                 ----      ----         -----         -----
      Total local currency financing               95         4           435           534
    Escrow accounts (5)                           (49)        -           (18)          (67)
                                                 ----      ----         -----         -----
                   Total                          506        29         1,070         1,605
                                                 ====      ====         =====         =====

(1) The interest rates applicable to the Company's outstanding loans and financing vary:

     o    from 4 to 8% per annum for fixed-rate obligations; and
     o semiannual LIBOR plus spread of 0.81 to 0.88% per annum for floating-rate obligations.

(2) In 1996, CEMIG issued Fixed Rate Notes in the amount of US$150 million originally due on November 18, 2004. These bonds were subject to early redemption, at the option of CEMIG or the holders, on November 18, 2001, at a redemption price equal to 98.704% of the aggregate principal amount of the notes. On November 18, 2001 holders of approximately 81% in principal amount of the notes exercised their option and, as a result, the Company paid an aggregate amount of US$121 million to such noteholders.

(3) In November 2001, CEMIG issued R$625 of debentures, in two series of R$312.5 each. The debentures are not convertible and do not have preferences or guarantees, and bear interest at 12.70% per annum, defined through book building process, and monetary variation based on the IGP-M. Interest on both series will be paid to investors annually beginning in 2002. Principal will be paid on the maturity date of each series respectively: November 1, 2009 and November 1, 2011. Debenture holders have put options (early redemption) at 4 and 5 years, from the issuance date, for the first and second series respectively. The funds obtained from the issuance of debentures will be designated to finance projects in the generation, transmission and distribution of energy in conformity with CEMIG's capital investment program for the years 2001 and 2002. The two series of Debentures are recorded as payable in November 1, 2005 and November 1, 2006, respectively.

(4) In December 2000, CEMIG acquired control of Sa Carvalho S.A. in return for the assumption by CEMIG of the obligations of debentures issued by UHESC S.A. In order to guarantee such obligations, CEMIG has agreed to pledge its rights to accounts receivable relating to its subsidiary, Sa Carvalho S.A., under the electricity supply contract between Sa Carvalho S.A. and ACESITA S.A.

(5) In compliance with Resolution No. 2,515 of June 29, 1998 of the Brazilian Central Bank, when CEMIG extends the maturity of any foreign currency-denominated financing, it must make deposits in respect of the principal amount of such extended financing into a short-term investment escrow account so that at the final maturity date of the financing, such escrow account contains an amount equal to the entire principal amount due under the financing.

(6)  Indice Geral de Precos de Mercado (General Market Price Index)

(7)  Indice Interno da Eletrobras (Eletrobras Internal Index)

In addition to the financing described above, the Company had credit lines to be used with financial institutions as of December 31, 2001, in the amount of R$240. If necessary, these credit lines will be used in the Company's investment program related to energy generation activities.

Most of the Company's loans and financing are guaranteed by the Federal and State governments and the proceeds of the loans were generally used by the Company for working capital and to finance the expansion of its electric power generation, transmission and distribution systems.

CEMIG has assigned its rights to accounts to be billed and collected from its consumers related to electricity sales in the amount of R$954. These rights serve as collateral for certain financing.

(b) Composition of the Company's foreign loan and financing by currency and domestic currency indices

                                                                    December 31,
                                                               --------------------
                                                                2001           2000
                                                               ------         -----
        Currency -
           United States Dollars                               1,255          1,063
           German Marks                                           20             19
           Euro                                                   15              4
           Swiss Francs                                            2              5
           Currency baskets                                       42             44
           Others                                                  1              3
                                                              ------         ------
                                                               1,335          1,138
        Indices -
           Indice Geral de Precos de Mercado - "IGP-M"
               (General Market Price Index)                      866            228
           Indice Interno da Eletrobras - "FINEL"
               (Eletrobras Internal Index)                       174            214
           Unidade Fiscal de Referencia - "UFIR"
               (Tax Reference Unit)                               89             81
           Others                                                 16             11
                                                              ------         ------
                                                               1,145            534
        Escrow accounts                                         (152)           (67)
                                                              ------         ------
                                                               2,328          1,605
                                                              ======         ======

(c) The following table sets forth the increases for the periods indicated in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used in the Company's loan and financing, expressed as a percentage:

                                               Year ended December 31,
                                           ------------------------------
                                            2001         2000        1999
                                           -----        -----      ------
          Currency-
              United States Dollars        18.67         9.30       48.01
              German Marks                 12.05         1.93       26.74
              Euro                         12.05            -           -
              Swiss Francs                 14.88         7.66       28.36
              Currency baskets             14.39         4.88       47.80


(d) The following table sets forth the increases for the periods indicated of the principal indices applied to domestic currency financing, in percentages:

                                 Year ended December 31,
                             ------------------------------
                             2001          2000        1999
                             -----        ------      -----
           Index-
                IGP-M        10.39         9.95       20.10
                FINEL         2.00         1.80        3.76
                UFIR             -            -        8.92

(e)  Maturities of the Company's long-term financing

                                                As of
                                             December 31,
                                                2001
                                             ------------


                    2003                         373
                    2004                         467
                    2005                         427
                    2006                         369
                    2007                          40
                    2008 and thereafter          335

                                               -----
                                               2,011
                                               =====


(f) The Company's loan and other financing agreements contain various covenants. The Company believes that it is in compliance with all such agreements.

17.  REGULATORY CHARGES PAYABLE

The following table describes the Company's accrued regulatory charges payable:

                                                    December, 31
                                                   --------------
                                                   2001      2000
                                                   ----      ----

          Global reserve for reversion quota        25        57
          Fuel usage quota                          24        31
          Other                                      3         2
                                                    --        --
                                                    52        90
                                                    ==        ==

(a)  Global Reserve for Reversion Quota

The global reserve for reversion quota was established as a fund managed by ELETROBRAS (Centrais Eletricas Brasileiras S.A., the Federal Government-owned holding company for investments in the Brazilian power sector) for the purpose of reimbursement of electricity companies' investments when their concessions period expire and ownership of assets subject to the concession reverts to the Federal Government. It is funded through assessments on power companies and was calculated, from and after January 3, 1996, as 2.5% of assets in service, limited to 3% of total annual operating revenues, net of value-added tax on sales to final customers.

(b)  Fuel Usage Quota

The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

18. ADVANCE BILLINGS OF ELECTRIC POWER

Advance billings of electric power refer to liabilities attributable to billings for future delivery of energy to industrial consumers.

                                               December, 31
                                             ---------------
                                             2001       2000
                                             ----       ----
          Advance billings:
             Indexed to U.S. Dollars           42         98
             Indexed to rate increases          -          6
                                              ---        ---
                                               42        104
                                              ===        ===

          Current                              42         71
          Long-term                             -         33

The long-term balance results from the sale, in the first quarter of 1999, of electricity to industrial consumers for delivery during the following 24 to 38 months.


19.  EMPLOYEE POST-RETIREMENT BENEFITS

The Company sponsors a pension plan, administered by Fundacao Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or "FORLUZ") covering substantially all of its employees. With respect to such plan, SFAS 87 "Employers' Accounting for Pensions" has been applied from and after January 1,1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

Until October 1997, the Company sponsored only a defined benefit pension plan. From September 29, 1997 to May 1, 1998, participants were permitted to elect to migrate to a new defined contribution plan. Those participants who elected to join the new plan had two options. The first was to maintain the benefit earned up to the date of migration in the defined benefit plan, with no further increases for salary increases or future services, and future contributions would be made to the new plan to the individual account. The second option for those participants who migrated to the defined contribution plan was to transfer the accumulated benefit as of that date to their individual account in the defined contribution plan. In both alternatives, the participants became fully vested in the benefits accumulated as of the migration date.

Under the defined contribution plan the Company will match the employees' contributions from 3% to 19% of each employee's salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2001 and 2000 was R$443 and R$343, respectively, and the contribution expense for the years ended December 31, 2001, 2000 and 1999 was R$22, R$28 and R$26, respectively.

CEMIG has also established post-retirement health care plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS 106 "Employers' Accounting for Post-retirement Benefits other than Pensions".

CEMIG has offered to its employees an incentive for early retirement, which consists of an additional amount, paid when the employee retires, of 10% of the employees' salary for each year worked for the Company. To obtain this benefit the employee must opt in writing indicating his intention to retire early. Accordingly, the costs of this incentive are recognized as individual employees opt for this benefit. CEMIG may withdraw this additional benefit at anytime.

The change in benefit obligations for the years ended December 31, 2001 and 2000 is as follows:

                                                                                Post-retirement health care
                                               Defined benefit pension plan          and insurance
                                               ------------------------------------------------------------
                                                    Year ended December 31,       Year ended December 31,
                                               ----------------------------     ---------------------------
                                                 2001            2000              2001           2000
                                               --------        ------------     ------------     ----------
  Benefit obligation - beginning of year         2,970          2,783               424            403
  Service cost                                       7              9                12             11
  Interest cost                                    325            219                47             33
  Actuarial loss (gain)                             29            186                39             (4)
  Benefits paid to participants                   (222)          (227)              (20)           (19)
                                                ------         ------            ------         ------
  Benefit obligation - end of year               3,109          2,970               502            424
                                                ======         ======            ======         ======


The change in plan assets for the years ended December 31, 2001 and 2000 is as follows:

                                                                                 Post-retirement health care
                                                 Defined benefit pension plan           and insurance
                                                 ----------------------------    ---------------------------
                                                   Year ended December 31,         Year ended December 31,
                                                 ----------------------------    ---------------------------
                                                    2001             2000           2001             2000
                                                 ---------         ----------    ------------       --------

  Fair value of plan assets -  beginning  of
      year                                           1,390          1,264             13             13
  Employer contributions                               146            122              8             10
  Participant contributions                              1              1             10              8
  Actual return on plan assets                         453            230              2              1
  Benefits paid to participants                       (222)          (227)           (20)           (19)
                                                    ------         ------         ------         ------
  Fair value of plan assets - end of year            1,768          1,390             13             13
                                                    ======         ======         ======         ======


The funded status of the defined benefit pension plan and post-retirement health care and insurance is as follows:

                                                                               Post-retirement health care and
                                                 Defined benefit pension plan             insurance
                                                 ----------------------------  -------------------------------
                                                         December 31,                    December 31,
                                                 ----------------------------  -------------------------------
                                                     2001            2000           2001           2000
                                                 ------------      ----------  --------------   --------------

  Projected benefit obligation in excess of
     plan assets                                    1,341          1,580             489            411
  Unrecognized net transition obligation,
     being recognized from January 1, 1995              -              -             (47)           (53)
  Unrecognized net actuarial loss                    (412)          (708)           (122)           (98)
                                                   ------         ------          ------         ------
  Accrued pension liability                           929            872             320            260
  Additional minimum liability - Other
     comprehensive income                             378            671               -              -
                                                   ------         ------          ------         ------
  Total accrued pension liability                   1,307          1,543             320            260
                                                   ======         ======          ======         ======

The change in the additional minimum liability in 2001 was due, principally, to the reversal of FORLUZ's accrued liability for contingencies, in the amount of R$166, as a result of the enactment of new legislation in 2001, allowing FORLUZ to pay certain taxes under judicial dispute without penalties and interest.

The components of net periodic benefit costs for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                                                  Post-retirement health care and
                                               Defined benefit pension plan                  insurance
                                               --------------------------------   ---------------------------------
                                                  Year ended December 31,             Year ended December 31,
                                               --------------------------------   ---------------------------------
                                                2001        2000         1999        2001        2000        1999
                                               --------  ---------  -----------   --------  -----------  ----------

    Service cost                                    7            9           8          12          11           9
    Interest cost                                 325          219         180          47          33          29
    Expected return on plan assets               (155)        (100)        (81)         (1)         (1)         (1)
    Amortization of transition obligation           -            -           -           6           6           6
    Amortization of loss                           26           29          13           4           5           5
    Employee contributions                          -           (1)         (1)          -           -           -
                                                 -----        -----       -----        ----        ----        ----
    Net periodic benefit cost                     203          156         119          68          54          48
                                                 =====        =====       =====        ====        ====        ====

The components of the projected net periodic post-retirement benefit costs for 2002 are as follows:

                                                                                            Post-retirement
                                                                      Defined benefit       health care and
                                                                       pension plan            insurance
                                                                      ----------------     ----------------

Service cost                                                                    6                     14
Interest cost                                                                 340                     55
Expected return on plan assets                                               (197)                    (1)
Amortization of transition obligation                                           -                      6
Amortization of loss                                                            6                      5
                                                                             ----                   ----
                                                                              155                     79
                                                                             ====                   ====

Assumptions used in all years were:


                                                                                              Post-retirement
                                                                Defined benefit               health care and
                                                                 pension plan                    insurance
                                                                           %                         %
                                                                ---------------               ---------------

 Actuarial method                                           Projected Unit Credit                       -
 Annual discount rate                                                       11.30                   11.30
 Annual expected return on plan assets                                      11.30                   11.30
 Annual salary increase                                                      8.15                       -
 Annual increase in benefits                                                 5.00                       -

An additional assumption used in measuring the accumulated post-retirement benefit obligation was a weighted average medical care cost trend rate of 5.54% for 2001, decreasing gradually to approximately 2.70% through the year 2046, and remaining at that level thereafter.

An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2001, as follows:

                                                    One-percentage point
                                                    --------------------
                                                  Increase        Decrease
                                                  --------        --------

        Effect on total of service and
           interest cost components                     5               4
        Effect on the post-retirement benefit
           obligation                                  45              37

CEMIG and its employees' labor unions, mainly represented by SINDIELETRO, in the third quarter of 2002, agreed on changes to the existing employee health care plans, which altered the contribution criteria that CEMIG, its employees and its retirees are responsible for and the types of benefits covered in each plan. Under this agreement, CEMIG is responsible for making annual payments up to the maximum amount of R$33, as adjusted according to the IGP-M index, to cover health expenses of employees and retirees. The implementation of these changes took place as of January 1, 2003. The effects arising from these changes cannot be estimated at this time. The respective actuarial assessment is currently in progress.


20. ACCRUED LIABILITY FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

The Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable, the Company has made provisions for losses as follows:


                                                    December 31
                                              ------------------------
                                                2001            2000
                                              ----------    ----------

   Labor claims                                   54             54
   Civil lawsuits - Consumers                     74             68
   Social contribution tax                       125            132
   Finsocial                                      19             18
   Civil lawsuits - Others                        22             10
   Others                                         25              4
                                                ----           ----
                                                 319            286
                                                ====           ====
   Current                                         -            150
   Long-term                                     319            136


CEMIG believed that short-term losses were not probable with respect to pending litigation in 2001. Accordingly, the provision for contingencies has been fully classified as long term.

Certain details relating to such provision are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$68 as of December 31, 2001 and 2000. CEMIG determined the amounts to be accrued based on the nature of the group of claims and the most recent court decisions.

(b) Civil lawsuits - Consumers

A number of industrial consumers have brought suits against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that economic stabilization plan. CEMIG determined the amounts to be accrued based on recent court decisions.

The total anticipated exposure to the Company for those suits, fully provided for, was R$74 as of December 31, 2001 (R$68 in 2000).

(c) Social contribution tax

On June 28, 1991, the Federal Government enacted Law No. 8,200, regulating the monetary restatement for purposes of Brazilian Corporate Law financial statements and tax liability. Under this law, the Company was required to record complementary monetary restatement that was considered, through depreciation, amortization and write-offs of fixed assets, a deductible expense for income tax calculation. Such law did not clarify the proceedings regarding the deductibility of the complementary monetary restatement charged to income for social contribution tax purposes.

The Company is deducting the amounts of depreciation, amortization and write-off relating to the complementary monetary restatement of Property, plant and equipment, for purposes of computation of social contribution tax on income. The Company believes that such a deduction is in accordance with the provisions of Law No. 8,200. The Company estimates that its potential exposure in this matter is approximately R$125 as of December 31, 2001 (R$132 in 2000), for which a provision has been recorded.

(d) Finsocial

In 1994, CEMIG was fined by the Secretaria da Receita Federal (the tax authority of the Federal Government) due to the Company's exclusion of State VAT in the Finsocial calculation, a social contribution tax on billing extinguished in 1992. The Company estimates that its potential exposure in this matter is approximately R$19 as of December 31, 2001 (R$18 in 2000). This amount is fully provisioned.

(e) Others

Other accrued liabilities are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

(f) Contingencies for which a favorable outcome has been deemed probable

CEMIG has other relevant legal proceedings with respect to which the Company believes that a favorable outcome is probable, and therefore the Company has not recorded a provision for such claims. Certain details relating to these matters are as follows:

       (i) Litigation involving FORLUZ with possible financial effect upon CEMIG

       The Company is defending, with FORLUZ, a claim brought by SINDIELETRO that asserts that CEMIG failed to make certain allegedly obligatory cost-of-living increases in contributions to employee pension funds. The total amount sought in this claim is R$527. No reserve has been recorded for this claim because the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

       In addition, SINDILETRO has sued FORLUZ for R$228 relating to changes made to the pension fund's contribution adjustment index. No reserve has been recorded for this potential claim because the Company believes that it has a meritorious defense and if SINDIELETRO is successful in this lawsuit, the additional amount to be paid by FORLUZ will be covered through FORLUZ's current actuarial surplus, not affecting the Company's financial position.

       (ii) Income and social contribution taxes on post retirement benefits

       On October 11, 2001, the Federal Government's tax authority issued a deficiency notice in the amount of R$209 arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998, 1999 and 2000 tax returns, to reduce taxable income. The tax returns were amended as a result of a change in accounting method for recording post-retirement benefit liabilities, as required by Brazilian Corporate Law accounting practices. The additional liability that resulted from the accounting change was attributed to the tax year that was amended, resulting in net operating tax loss and social contribution negative basis carryforwards. CEMIG is defending itself on the tax assessment notice administratively against the Federal Government. No reserve has been recorded as a result of this notice, as the Company believes that it has a meritorious defense.

       The credits mentioned in the prior paragraph were offset by CEMIG from its federal tax obligations in 2001 and 2002. Due to this offset, CEMIG is exposed to additional penalties in amount of R$37. No reserve has been recorded for this claim, as the Company believes that it has a meritorious defense.

       (iii) COFINS

       The Company began contesting the payment of COFINS contributions beginning in 1992. As a result of a judicial ruling, the Company paid R$248 of accrued COFINS contribution on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$113 in fines and interest relating to its non-payment of COFINS contributions. The Company is contesting such claims. No reserve has been recorded for this claim, as the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

       (iv) Regulatory agency acts

       ANEEL has brought an administrative proceeding against the Company, contesting a R$167 refund issued in 1995 by the Brazilian National Treasury. ANEEL alleges that this refund originated from a miscalculation of credits in the amount of rate shortfall receivable that was applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. The Company intends to appeal this decision in court. The Company believes that it has a meritorious defense to such claim and has therefore recorded no provision in respect of such claim.

       On January 16, 2003, ANEEL sent a notice alleging that the Company had failed to obtain necessary ANEEL authorization relating to the Company's 15-year operating lease with Infovias. ANEEL may seek to impose a fine upon the Company relating to this claim. The maximum penalty applicable in respect of this claim is a fine in an amount equal to up to 2% of CEMIG's revenues during the 12-month period immediately prior to the imposition of the fine. The Company believes that it has a meritorious defense to such claim and has therefore recorded no provision in respect of such claim.


       (v) Civil lawsuits - Consumers

       Some consumers have brought civil claims against CEMIG contesting rate readjustments applied in prior years, including the special rate adjustment and Encargo de Capacidade Emergencial (the Emergency Capacity Charge) (see note 33(a)) applied since 2002. The Company believes that it has a meritorious defense to such claims and has therefore recorded no provision in respect of such claims.

In addition to the matters described above, CEMIG and its subsidiaries are involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes that it has adequate defense in respect of such litigation and that any losses therefrom would not have a material adverse effect on the consolidated financial position or results of operation of the Company.

21. SHAREHOLDERS' EQUITY

(a) Capital Stock

                                       Year ended December 31,
                                        (thousands of shares)
                             ----------------------------------------------
                               2001              2000             1999
                             -----------  ----------------  ---------------
PREFERRED SHARES:
   Balance                    89,504,020       89,504,020       89,504,020

COMMON SHARES:
   Balance                    69,495,478       69,495,478       69,495,478

TREASURY STOCK
(Preferred shares):
   Balance                       (67,783)         (67,783)         (67,783)
                             -----------      -----------      -----------
   Total                     158,931,715      158,931,715      158,931,715
                             ===========      ===========      ===========

At December 31, 2001, the State Government owned 51% of the Company's common shares and 3% of its preferred shares, equal to 23% of total capital. The holders of the preferred shares are not entitled to vote at shareholders' meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend of 10% of the amount of the preferred capital (see note 33 (e)).

The common and preferred shares have a par value amount of R$0.01 according the Brazilian Corporate Law financial statements.

(b) Additional paid-in capital

The balance refers to premium received by the Company when shares were issued.

(c) Appropriated retained earnings

The following describes certain reserves that are included in shareholders' equity:

Fiscal incentive investment reserve-- this reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved projects and is recorded in the year following that in which the taxable income is earned. Under the Brazilian Corporate Law financial statements, the amount designated for investments is recorded as an asset and credited directly to this reserve. This balance is restricted for distributions as dividends. Under U.S. GAAP, this investment tax credit was originally credited to income and then transferred from unappropriated retained earnings to this reserve.

Rate shortfall reserve-- this represents the accumulated rate shortfall reimbursement recorded under the rate-setting system in force up to March 1993. Under the Brazilian Corporate Law financial statements, the amount of rate shortfall, net of taxes, was credited directly to this reserve, which can be used only for capital increases. Under U.S. GAAP, this amount was originally credited to income, at its net present value, and then the corresponding amount was transferred from unappropriated retained earnings to this reserve.

Unrealized income reserve-- this represents inflationary profits arising from the system of indexation of Brazilian Corporate Law financial statements in force up to December 31, 1995. Brazilian companies are allowed to record this reserve in order to restrict the amount of net income available for compulsory dividends. Under current legislation, 10% of this balance is transferred annually to unappropriated retained earnings.

Legal reserve-- this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2001, 2000 and 1999.

(d) Unappropriated retained earnings

This balance represents retained earnings determined in accordance with U.S. GAAP after (i) the allocation of the amount for legal reserve (when required);
(ii) allocation or transfer to or from other reserves as described in note 21(c); and (iii) dividends and interest on capital.

(d.1) Dividends and interest on capital

If the Company declares dividends in an amount lower than 10% of capital attributable to preferred shares, the preferred shares have the priority in receiving such dividends. If the Company declares dividends in an amount that exceeds the 10% to be paid to the preferred shares, both common and preferred shares participate equally in such excess.

Subject to the right of the holders of preferred shares to receive a minimum annual dividend of 10% of capital attributable to preferred shares, both common and preferred shareholders are entitled to receive a total dividend of at least 25% of annual net income under the Brazilian Corporate Law financial statements as set forth in the Company's by-laws (after transfers to and from reserves as described in the Brazilian Corporate Law) upon approval at the annual shareholders' meeting. Common and preferred shareholders participate equally in undistributed earnings and reserves. Under the Brazilian Corporate Law, if the Company does not distribute the minimum preferred dividends for three consecutive fiscal years, the preferred shares become entitled to vote.

The Company's by-laws provide that the State Government will guarantee the distribution of an annual minimum dividend of 6% on the nominal value of the capital (both common and preferred) owned by non-government persons and entities, in the event that annual net income is insufficient to meet the minimum dividend requirements described in the paragraph above. In 2001, 2000 and 1999 the minimum dividend requirements have been met and dividend distributions have been made equally to common and preferred shareholders.

Effective December 26, 1995, Brazilian law allows the deductibility of interest on capital paid to shareholders for income tax purposes, provided such interest is computed based on the Brazilian Long-term Interest Rate
(TJLP), effective in the year the interest on capital is computed.

The Company elected to pay dividends and interest on capital in lieu of dividends as follows:

                                             Year ended December 31,
                                     ---------------------------------------
                                     2001              2000             1999
                                     ---------  ----------------  ----------

   Dividends                            -                -              168
   Interest on capital                103              187              187
                                      ---              ---              ---
   Total                              103              187              355
                                      ===              ===              ===

Brazilian law permits payment of dividends and interest on capital only in reais from unappropriated retained earnings based on Brazilian Corporate Law financial statements. At December 31, 2001, 2000 and 1999, unappropriated retained earnings in the statutory financial statements amounted to R$601, R$1,379 and R$1,219, respectively.

22. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:

                                                              Year ended December 31,
                                      ----------------------------------------------------------------------------
                                              GWh (unaudited)                                R$
                                      -------------------------------------  -------------------------------------
                                         2001         2000          1999          2001         2000          1999
                                      --------  -------------  ------------  -------------------------------------

  Residential                            6,475        7,576         7,448         1,594        1,630         1,341
  Industrial                            21,351       22,247        20,805         1,841        1,665         1,385
  Commercial                             3,269        3,584         3,334           674          634           519
  Rural                                  1,572        1,676         1,633           206          191           163
  Governmental entities                  1,290        1,491         1,442           196          196           166
  Public services                          939          934           916           111           95            83
  Own consumption                           52           62            61             -            -             -
  Unbilled, net                              -            -             -           (35)          67            21
                                        ------       ------        ------         -----        -----         -----
                                        34,948       37,570        35,639         4,587        4,478         3,678
  Supply                                   632        4,937         3,708            65          116            63
  Energy transactions on MAE                 -            -             -           452           29             -
                                        ------       ------        ------         -----        -----         -----
  Total                                 35,580       42,507        39,347         5,104        4,623         3,741
                                        ======       ======        ======         =====        =====         =====


                                                            Number of consumers (unaudited)
                                                     -------------------------------------------
                                                        2001             2000             1999
                                                     ------------  ----------------  -----------

           Residential                               4,429,005        4,248,144        4,060,681
           Industrial                                   68,105           64,315           62,304
           Commercial                                  540,442          476,500          458,600
           Rural                                       322,493          300,329          285,536
           Governmental entities                        44,126           44,414           42,683
           Public services                               6,508            6,128            5,748
           Other                                         1,391            1,456            1,533
                                                     ---------        ---------        ---------
                                                     5,412,070        5,141,286        4,917,085
           Supply                                            5               11               10
                                                     ---------        ---------        ---------
           Total                                     5,412,075        5,141,297        4,917,095
                                                     =========        =========        =========


(b) The composition of taxes on revenues is as follows:

                                                        Year ended December 31,
                                                   -----------------------------------
                                                      2001         2000         1999
                                                   ---------  --------------  --------

    VAT                                               964            956         796
    COFINS                                            187            143         112
   PIS-PASEP social contribution                       40             31          25
                                                    -----          -----         ---
                                                    1,191          1,130         933
                                                    =====          =====         ===

23. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consists of the following:

(a) Electricity purchased for resale


                                                                  Year ended December 31,
                                                     ---------------------------------------------
                                                          2001             2000            1999
                                                     -------------  ----------------  ------------

Itaipu Binacional (through FURNAS)                         823              711             717
From MAE - Regulatory liability                            952                -               -
From FURNAS -  Regulatory liability                         12                -               -
Initial contracts                                          126               84               -
From other                                                   1               24              10
                                                         -----              ---             ---
                                                         1,914              819             727
                                                         =====              ===             ===


The electricity acquired from Itaipu Binacional is denominated in US dollars and the prices are defined by ANEEL.

(b) Regulatory charges

                                                        Year ended December 31,
                                                ---------------------------------------
                                                  2001             2000         1999
                                                -----------  --------------  ----------

Global reserve for reversion quota                 130              104           82
Fuel usage quota                                   249              282          134
Charges for use of water resources                  29               36           33
ANEEL inspection fee                                12               11            9
                                                   ---              ---          ---
                                                   420              433          258
                                                   ===              ===          ===


(c) Other

                                                                 Year ended December 31,
                                                             -----------------------------------
                                                               2001          2000            1999
                                                             --------  --------------  ---------

  Insurance                                                    2             13               7
  Consumption - electric energy                                9              9               8
  Labor indemnity                                              6             10              12
  Disposal of fixed assets, net                               90             66              75
  Grants and donations                                        12             13              10
  Provisions for contingencies-
        Labor claims                                           -              1              31
        Civil lawsuits - Consumers                             6              4              36
        Civil lawsuits - Other                                12              4               4
  Provision for doubtful accounts                             13              6              34
  Rentals                                                     12             11              15
  Advertising                                                 23             21              10
  Employees profit sharing                                    47             27              28
  ASMAE contribution                                          11              7               5
  Technological and scientific national fund                  10              -               -
  General expenses                                            21             16              15
                                                             ---            ---             ---
                                                             274            208             290
                                                             ===            ===             ===

24. FINANCIAL EXPENSES, NET

Financial income (expense) consists of the following:

                                                                                   Year ended December 31,
                                                                            ------------------------------------
                                                                            2001              2000          1999
                                                                            ----------  -------------  ---------
        Financial income-
           Interest and monetary restatement of account
             receivable from State Government                                253               160           150
           Investment income earned                                           84                44            29
           Late charges on overdue electricity bills,
             recorded on the cash basis                                       42                31            29
           Monetary restatement on recoverable taxes                          17                 -             -
           Renegotiated accounts receivable                                   12                 7             -
           Reversal of interest and fines on taxes                             -                 -            52
           Foreign exchange gains                                             58                 8             -
           Monetary restatement of Parcel A costs (see note 4)                26                 -             -
           Other                                                              18                19            16
                                                                            ----              ----          ----
                                                                             510               269           276
                                                                            ====              ====          ====
        Financial expense-
           Interest on loans and financing                                  (164)             (118)         (120)
           Financial transaction tax (CPMF)                                  (27)               (9)           (9)
           Interest and fines on taxes                                       (13)              (35)          (24)
           Foreign exchange losses                                          (267)             (112)         (336)
           Monetary restatement losses                                       (33)              (22)          (54)
           Other expenses                                                    (54)              (15)          (28)
                                                                            -----             -----         -----
                                                                            (558)             (311)         (571)
                                                                            =====             =====         =====
        Financial expense, net                                               (48)              (42)         (295)
                                                                             ====              ====         =====

The foreign exchange losses are related to the devaluation of the real in relation to the US dollar. See notes 16 and 26(d) for the composition of foreign currency debt, variation of exchange rates of each foreign currency for each year presented and exposure to foreign exchange variation.


25. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

(a) State Government-
      Account receivable and related financial income            Note 3 and 24
      VAT - Assets                                               Note 10
      VAT - Liabilities                                          Note 15
      VAT - Expense                                              Note 22

(b) FORLUZ
      Employee post-retirement benefits related balances         Note 19

Other related party transactions are not material.

26. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty.

Financial instruments, which potentially subject CEMIG to concentrations of credit risk, are cash and cash equivalents, restricted short-term investments, accounts receivable and escrow accounts. CEMIG limits its credit risk associated with cash and cash equivalents and restricted short-term investments by placing its investments with highly rated financial institutions generally in very short-term securities. The credit risk associated with accounts receivable from residential consumers is limited by CEMIG's policy of interrupting the supply of electricity if payment becomes in arrears. With respect to larger industrial and commercial consumers CEMIG limits its credit risk by performing ongoing credit evaluations and, in certain cases, obtaining guarantees or collateral for impaired receivables. The Company's customers are primarily located in the State of Minas Gerais, although distributed among a wide variety of economic sectors.


(a) Cash and cash equivalents, restricted short-term investments and escrow accounts

As of December 31, 2001 and 2000, cash and cash equivalents, restricted short-term investments and escrow accounts are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

The following tables set forth their composition:

      As of December 31, 2001:

                                                                       Restricted
                                                     Cash and cash     short-term                    Escrow
                                                      equivalents     investments       Total       accounts
                                                      -----------     -----------       -----       --------
  Cash on hand and in banks                                   66              -            66             -
  Financial investment funds                                   4              -             4           133
  Bank deposit certificates                                   45            350           395             -
  Debentures - Securities issued by third parties             12            118           130             -
  Short-term investments with rate swaps                      91              -            91            19
                                                             ---            ---           ---           ---
                                                             218            468           686           152
                                                             ===            ===           ===           ===

      As of December 31, 2000:

                                                                       Restricted
                                                     Cash and cash     short-term                    Escrow
                                                      equivalents     investments       Total       accounts
                                                      -----------     -----------       -----       --------
  Cash on hand and in banks                                   59              -            59             -
  Financial investment funds                                   3              -             3             -
  Bank deposit certificates                                  152              -           152            58
  Debentures - Securities issued by third parties             22              -            22             -
  Short term investments with rate swaps                       -              -             -             9
                                                             ---            ---           ---           ---
                                                             236              -           236            67
                                                             ===            ===           ===           ===

As of December 31, 2001 and 2000, the Company has investments in debentures. These securities were issued by third parties, all Brazilian financial institutions, and have immediate repurchase clauses exercisable by the Company. These securities have interest rates based on the Interbank Deposit Certificate - CDI rate.

As of December 31, 2001 and 2000, the Company has short-term investments with rate swap transactions contracted from financial institutions, through the transfer of public or private securities issued by third parties. These securities have repurchase clauses. CEMIG has the right to call for early redemption of these securities without any penalty or loss. The rate swaps were contracted with the financial institutions, simultaneously with securities purchases by CEMIG, so that the Company became effectively entitled to earn an interest rate based on the CDI rate.

As of December 31, 2001, the Company has restricted short-term investments, in the amount of R$468, obtained from the issuance of the Company's own debentures (note 16). These funds may be used only in the Company's capital expenditure program, exclusively related to the expansion of its energy production, transmission and distribution operations.

As of December 31, 2001, the Company's escrow accounts in the total amount of R$152 and recorded offsetting Loan and financing (note 16), include short term investments in the amount of R$133, which have interest calculated based on the US dollar variation.

(b) Loan and financing

Based on interest rates currently available to CEMIG for bank loans with similar terms and average maturities, the fair value of long-term financing at December 31, 2001 and 2000 is R$2,102 and R$1,008, respectively.

(c) Other financial instruments

The carrying value of CEMIG's other financial instruments, in reais, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2001 and 2000 of these instruments.

(d) Exposure to foreign exchange losses

The Company's exposure to exchange rate risks is as follows:

                                                                      December 31,
                                                                -------------------------
                                                                    2001         2000
                                                                -----------  ------------
US Dollar
Loans and financing                                                  1,255        1,063
Supplier - energy purchased from Itaipu                                  -          168
Advanced sale of electric energy                                        42           98
(-) Escrow deposit related to loans and financing                     (133)           -
(-) Marketable securities - available for sale                         (70)         (61)
                                                                     -----        -----
                                                                     1,094        1,268

Other Currencies
Loans and Financing                                                     80           75
                                                                     -----        -----
Net liabilities exposed to exchange rate risk                        1,174        1,343
                                                                     =====        =====

After 2001, the effects of the exchange rate variation on the liabilities related to the energy purchase from Itaipu Binacional are included in the Parcel A costs and will be considered in the subsequent rate adjustment as described in note 4.


27. VOLUNTARY RESIGNATION PROGRAM

Through the Company's Voluntary Resignation Program, available for enrollment of employees from March 12 to April 2, 2001 and May 3 to May 11, 2001, the Company received resignations from 580 employees.

As incentives to join the program, the Company offered (i) a lump sum payment of 60% of the employee's monthly salary for each year of work at CEMIG up to 20 years; and (ii) life and health insurance benefits for a period of six months following resignation.

The total costs of the program, in the amount of R$33, were recorded as expenses in the 2001 statement of income. The resignation of the employees started on May 2, 2001 and was concluded in March 2002.

As of December 31, 2001, the remaining provision, in the amount of R$12, relating to employees that elected to participate in the program but who have not yet resigned, is recorded under Payroll and related charges.


28. CORPORATE REORGANIZATION

Currently, CEMIG's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. However, pursuant to CEMIG's main concession agreements and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, CEMIG has to restructure its business, resulting in the "unbundling" of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According with the concession agreements, CEMIG had to complete the reorganization process until December 31, 2000.

ANEEL granted the Company an extension until September 21, 2002 to complete the unbundling process.

The State Government, the controlling shareholder, assuming that the "unbundling" must be previously approved by Minas Gerais State Legislature, submitted to the Legislature, on March 2, 2001, a bill proposing the restructuring of the Company into three companies. This legislation has not yet been approved and the reorganization process has not yet been completed. Additionally, the Company has submitted an extension date request to ANEEL, which has not yet been answered.

On November 11, 2002, ANEEL fined the Company in the amount of R$6, because CEMIG had not concluded the "unbundling". No reserve has been recorded for this claim, as the Company believes it has a meritorious defense against the fine and any other possible penalties that may be imposed regarding this matter.


29. SHAREHOLDERS' AGREEMENT

In 1997, the State of Minas Gerais sold approximately 33% of the Company's common shares to a group of investors led by Southern Electric Brasil Participacoes Ltda. ("Southern"). As part of this sale, the State of Minas Gerais and Southern entered into a shareholders' agreement that provided for, among other matters, special quorum requirements to approve significant corporate actions, certain amendments to CEMIG's by-laws, the issuance of convertible debentures and warrants, changes to the Company's corporate structure and any distribution of dividends other than that required by the by-laws. This agreement granted Southern a veto right over certain important corporate decisions.

On September 13, 1999, the State of Minas Gerais filed a lawsuit to nullify this shareholders' agreement on the grounds that it violated the state and federal constitutions because the special quorum provisions would constitute an unlawful transfer of the control of CEMIG to Southern.

On September 27, 1999, the Minas Gerais State Court of Appeals granted a legal injunction suspending the effects of the special quorum provisions, pending the outcome of the lawsuit.

In March 2000, the lower court rendered a decision declaring the shareholders' agreement null and void.

On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders' agreement null and void.

Southern has appealed the Court's decision and their appeal is still pending.

30. CONCENTRATIONS OF LABOR

The majority of CEMIG's work force belongs to SINDIELETRO (employee labor union). CEMIG and SINDIELETRO negotiate a collective bargaining agreement on an annual basis, which includes wage increases and profit sharing, along with other matters. The collective bargaining agreement becomes effective in November of each year. The 2002 collective bargaining agreement included an 11.4% average salary increase.


31. INSURANCE

The Company's insurance policies covering damages to its power plants caused by fire and operational risks such as equipment failures expired on December 31, 2001. The Company is soliciting bids from insurance carriers for new insurance policies to cover these risks.

CEMIG does not have general third party liability insurance covering accidents and has not solicited bids relating to this type of insurance. In addition, the Company has not solicited bids for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risk or systemic failures.

The Company has not experienced significant losses arising from the aforementioned risks.


32. SIGNIFICANT INFORMATION

Amendment to Constitution of the State of Minas Gerais

On October 29, 2001, the Minas Gerais State Legislature, through state constitutional amendment No. 50, amended Article 14 of the Constitution of the State of Minas Gerais, inserting paragraphs 15, 16 and 17, as follows:

      Paragraph 15 - "Three-fifths of the Minas Gerais State Legislature shall constitute a quorum for the purpose of approving any law authorizing the split-up of partly state-owned companies and public utilities, the selling of shares that guarantee the State the direct or indirect control of these entities, or the alteration of the shareholding structure of these entities."

      Paragraph 16 - "The law which authorizes the selling of shares of utilities or companies in the public service will obligate the buyer of such shares to adhere to service quality goals and the purpose of the entity as set forth in its constitutive documents."

      Paragraph 17 - "The privatization of electric energy generation, transmission and distribution companies or of water and sewage companies owned by the State, authorized by the terms of this article, shall be submitted to public referendum."


33. SUBSEQUENT EVENTS

(a) New emergency rate to be prorated among consumers

ANNEL authorized, through Resolution No. 71 of February 7, 2002, special charges to be applied to certain consumers in order to fund the costs of the Comercializadora Brasileira de Energia Emergencial (the Brazilian Emergency Trader, or "CBEE") in the event of a future energy shortage. These special charges to consumers are summarized as follows:

      o Emergency capacity charge - Costs, including those of an administrative, tax and operational nature incurred by CBEE in the acquisition of contracted generation capacity will be prorated among final consumers in proportion to their verified consumption, (excluding low-income residential consumers) and such charges must be individually identified on the consumer's electricity bill under the heading "encargo de capacidade emergencial" (emergency capacity charge), in the amount of R$4.90/MWh, with a final revision by ANEEL each quarter.

      o Emergency electric energy acquisition charge - Costs, including those of an administrative, tax and operational nature, incurred by CBEE in connection with the acquisition of contracted electric energy, will be prorated among electric energy final consumers in proportion to their verified individual consumption (excluding residential and rural consumers connected at low voltages and low-income residential consumers, each of whom consumes less than 350 kWh/month). Such charges must be individually identified on the consumer's electricity bill under the heading "encargo de aquisicao de energia eletrica emergencial" (emergency electric energy acquisition charge).


Emergency electric energy acquisition charges would be imposed only if the hydroelectric reservoirs were low. Therefore, these charges were not applied in 2002 considering the water level recovery in hydroelectric reservoirs during 2002.

Charges of emergency capacity and emergency electric energy acquisition will be in force up to June 30, 2006, the established date for the CBEE extinguishment.

(b) New accounting manual for Brazilian electric utilities

The New Accounting Manual for the Brazilian electric utilities was issued by ANEEL to be applied as from January 1, 2002. The accounting changes resulting from the new accounting manual did not have a material effect on the Company's financial statements prepared in conformity with U.S. GAAP.

(c) Rate increase

On April 4, 2002 ANEEL authorized a rate increase by CEMIG of an average 10.51%, in force since April 8, 2002. New rates are being considered for the year beginning April 8, 2003.

(d) Temporary Executive Act No. 14 converted into law

On April 26, 2002, Temporary Executive Act No. 14 (regulating the effects of the General Agreement) was converted into Law No. 10,438.

(e) Issues approved at the shareholders' meeting held on April 30, 2002

On April 30, 2002, at the shareholders' meeting, were approved the following issues:

    o Payment of additional dividends in the amount of R$112 based on the Company's 2001 Brazilian Corporate Law financial statements. The dividends declared in 2001, as interest on capital, in the amount of R$103 and the additional dividends, in the amount of R$112, totaling R$215, were paid on September 30, 2002.

    o Capitalization of reserves in the amount of R$32 as of April 30, 2002. The capital increase was made through the issuance of new shares so that the par value per share remains R$0.01 per share. The new shares were distributed among the shareholders as a proportion of their participation on the capital prior to the issuance so that the interest of the shareholders did not change. The change in the number of shares and capital are as follows:

           Thousands of shares               As of December    Issuance of new    As of April 30,
                                                31, 2001            shares              2002
           -------------------               --------------    ---------------    ---------------

Preferred shares                                 89,504,020          1,775,631         91,279,651
Common shares                                    69,495,478          1,378,690         70,874,168
                                                 ----------          ---------         ----------
Total shares authorized and issued              158,999,498          3,154,321        162,153,819
Treasury stock                                      (67,783)            (1,345)           (69,128)
                                                 ----------          ---------         ----------
Total shares outstanding                        158,931,715          3,152,976        162,084,691
                                                ===========          =========        ===========

                                              As of December     Capitalization    As of April 30,
               Capital stock                     31, 2001          of reserve           2002
           -------------------               --------------    ---------------    ---------------

    Preferred shares                                    786                 18                804
    Common shares                                       610                 14                624
                                                      -----               ----              -----
    Total                                             1,396                 32              1,428
                                                      =====               ====              =====


The financial effect of the treasury stock is not presented in the table above as it is less than R$1.

    o Change in the Company's by-laws to establish new minimum dividend criteria, in accordance with changes in local corporate legislation. The preferred shares have priority in the repayment of capital and are entitle to a minimum dividend of at least the highest amount between 10% of the preferred capital on the Brazilian corporate law financial statements or 3% of participation of the preferred shares on the total shareholders equity on Brazilian Corporate Law financial statements.

    o Issuance of CEMIG debentures (securities not convertible into shares of CEMIG and without any preference or guarantee) in the amount of R$90. The funds to be obtained from this issuance must be used in the construction of the Irape Power Plant. As of September 30, 2002, the Company issued the first series, in the amount of R$23.

(f) 2002 dividend declared

On May 20, 2002 and December 19, 2002, the Board of Directors approved interest on capital in lieu of dividend for 2002 in the amount of R$120 and R$100, respectively. The Board of directors did not establish a payment date for these dividends yet.

(g) Significant foreign exchange loss in 2002

Due to the devaluation of the real against the US dollar in 2002, which has had a negative effect on the Company's net earnings in 2002 year, the Company recorded a significant exchange loss, approximately of R$736, as its result in an increase in the financial expenses. During 2002, the real devaluation was 52.6% as compared to the U.S. dollar.

(h) Loan obtained from BNDES for settlement of MAE transactions

On February 7, 2003, CEMIG obtained a loan from BNDES, in the amount of R$335. The loan bears interest of 1% per year and monetary variation based on SELIC. It will be paid through 60 monthly installments from March 15, 2003 to February 15, 2008 and is guaranteed by 3.27% of the Company's monthly electricity sales to final customers.

34. RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141 "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The implementation of the provisions of SFAS 141 did not result in a significant impact to the Company's consolidated financial statements for 2001.

In June 2001, the FASB issued SFAS 142 "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, "Intangible Assets". SFAS 142 also amends SFAS 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject to the nonamortization and amortization provisions of this statement. Based on the fact that CEMIG did not have any material goodwill or intangible assets, the implementation of this statement did not result in a significant impact to the Company's consolidated financial statements for 2001.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The implementation of this statement will not result in a significant impact to the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS 144 , "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" but retains SFAS 121 fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB 30 ," Reporting the Results of Operations" for segments of a business to be disposed of but retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or it is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within this year, with early application encouraged. As SFAS 144 is very similar to SFAS 121, the implementation of this statement did not result in a significant impact to the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. The implementation of this statement did not result in a significant impact to the Company's consolidated financial statements.

In June 2002, FASB issued SFAS 146 "Accounting for costs associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of SFAS 146 will have a significant impact on its consolidated results of operations, financial position or cash flows.



                            **********************

Item 19. Exhibits

     The following documents are included as exhibits to this annual report:

Exhibit
Number                                 Document
---------   -------------------------------------------------------------------
    1       Corporate by-laws, as amended and in effect since October 24, 2002.

    2.1 Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

    2.2 Shareholders' Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224).

    2.3 Fiscal Agency Agreement, dated November 18, 1996, among us, The Chase Manhattan Bank, Chase Trust Bank and Chase Manhattan Bank Luxembourg S.A., relating to US$150,000,000 of our 9.125% Notes due 2004 (incorporated by reference to Exhibit 2.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224).

    2.4 First Supplemental Fiscal Agency Agreement, dated as of October 11, 2001, among us, The Chase Manhattan Bank, as fiscal agent, registrar, paying agent and transfer agent, Chase Trust Bank, as principal paying agent and transfer agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent and transfer agent relating to US$150,000,000 of our 9.125% Notes due 2004.

    4.1 Contract of Concession for Generating Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224).

    4.2 Contract of Concession of Electric Energy Transmission Services, dated June 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224).

    4.3 Contracts of Concession of Public Service for Distribution of Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224).

    4.4 Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit
            4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224).

    4.5 First Amendment to the Contract for the Assignment of CRC Account, dated January 24, 2001, between the State Government and us, relating to amounts due to us from the State Government.

    4.6 Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government.

    4.7 Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government.

Exhibit
Number                                 Document
---------   -------------------------------------------------------------------
    4.8     Private Instrument Covering the First Public Issuance of Common
            Debentures, dated October 4, 2001, between Planner Corretora de
            Valores S.A. and us, relating to the first public issuance of R$625 million common debentures, divided into two series of the same class, without guarantee or preference.

    4.9 Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated February 7, 2003, between BNDES and CEMIG and Intervening Third Parties.

   99.1     Certification of Chief Executive Officer Pursuant to 18 U.S.C.
            Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated March 25, 2003.

   99.2     Certification of Chief Executive Officer Pursuant to 18 U.S.C.
            Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated March 25, 2003.

     We have omitted from the exhibits filed with or incorporated by reference into this annual report certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Commission copies of any such omitted instruments or agreements as the Commission requests.

                                  SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      COMPANHIA ENERGETICA DE MINAS
                                         GERAIS - CEMIG


                                      By:   /s/ Djalma Bastos de Morais
                                           -----------------------------------
                                      Name:   Djalma Bastos de Morais
                                      Title:  Chief Executive Officer

Date: March 25, 2003

                                CERTIFICATIONS

     I, Djalma Bastos de Morais, certify that:

     1. I have reviewed this annual report on Form 20-F of CEMIG;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


                                              /s/ Djalma Bastos de Morais
                                            --------------------------------
                                            Name:   Djalma Bastos de Morais
                                            Title:  Chief Executive Officer

Date: March 25, 2003

     I, Flavio Decat de Moura, certify that:

     1. I have reviewed this annual report on Form 20-F of CEMIG;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


                                              /s/ Flavio Decat de Moura
                                            ----------------------------------
                                            Name:   Flavio Decat de Moura
                                            Title:  Chief Financial Officer

Date:    March 25, 2003

                                               INDEX OF DEFINED TERMS

Acesita............................................29           dollars.............................................1
ADRs................................................2           EITF 92-07.........................................48
ADSs................................................2           Eletrobras....................................32, A-1
ALCOA..............................................38           Eletronorte.......................................A-1
American Depositary Receipts........................2           Eletronuclear.....................................A-1
American Depositary Shares..........................2           Eletrosul.........................................A-1
ANA..............................................A-16           Energy Crisis Committee............................51
ANEEL...............................................2           ERM..............................................A-14
Annex V............................................23           ESCELSA..........................................A-13
Annex V Regulations................................92           falencia...........................................22
ASMAE.............................................A-6           FASB...............................................62
average rate.......................................50           FEAM...............................................42
basic transmission network.........................24           Federal Government.............................3, A-1
BNDES.........................................52, A-4           final customers....................................11
Board of Trade of Minas Gerais.....................83           floating market.....................................6
Brazil..............................................1           Forluz.............................................14
Brazilian Corporate Law.............................1           Furnas........................................55, A-1
CBEE...............................................75           Gasmig.............................................22
CCC Account..................................40, A-14           GCE...............................................A-3
CCQ................................................45           GDP...............................................A-2
CDE Account......................................A-14           General Agreement of the Electricity Sector...23, A-4
CEB................................................30           Gerasul...........................................A-1
CEMIG...............................................1           guaranteed return.................................A-7
Central Bank........................................6           GW..................................................2
CERJ.............................................A-13           GWh.................................................2
CESP.............................................A-13           IBAMA........................................42, A-15
CGSE..............................................A-4           IBGE..............................................A-2
CHESF.............................................A-1           IGP-DI..............................................1
cmd................................................40           IGP-M.........................................59, A-7
CNPE..............................................A-6           Infovias...........................................23
Code...............................................93           initial contracts..................................11
COFINS.............................................54           IOF................................................96
commercial market...................................6           IPHAN..............................................42
Commission..........................................1           IPPs.........................................26, A-10
common shares.......................................2           Itaipu.............................................16
Company.............................................1           kW..................................................2
CONAMA.......................................42, A-15           kWh.................................................2
Concessions Law....................................12           LATIBEX............................................81
COPAM..............................................42           MAE...........................................11, A-4
CORDs..............................................43           mandatory dividend amount..........................76
COS................................................43           Market Agreement..................................A-6
CPMF...............................................56           MGI................................................40
CRC Account........................................10           Minas Gerais........................................2
CRC Account Agreement..............................10           MMA..............................................A-15
Cruzado Plan.......................................73           MME...............................................A-1
CVM................................................20           MVA................................................27
CVRD...............................................29           MW..................................................2
DETEL/MG...........................................70           MWh.................................................2
DNAEE..........................................8, A-5




National Monetary Council..........................20           SELIC..............................................91
non-Brazilian holder...............................93           SFAS No. 71........................................47
noon buying rate....................................1           SIESE.............................................A-2
NYSE...............................................21           SISNAMA..........................................A-15
ONS...........................................27, A-6           Southern............................................7
OTC................................................79           Special Quorum Provisions..........................89
Parcel A costs.....................................24           SPPs.........................................11, A-12
PASEP..............................................54           State Government....................................3
PCBs...............................................43           TFSEE............................................A-15
PLC................................................44           U.S. dollars........................................1
preferred shares....................................2           U.S. GAAP...........................................1
R$..................................................1           U.S. holder........................................93
reais...............................................1           UBP Fund.........................................A-14
real................................................1           United States dollars...............................1
regulatory extraordinary rate adjustment...........75           US$.................................................1
RFB..............................................A-12           Usiminas...........................................29
RGR Fund......................................55, A-7           VAT................................................47
Sao Paulo Stock Exchange...........................20           X factor......................................24, A-8
Securities Act.....................................21

                              TECHNICAL GLOSSARY

     Gigawatt (GW): One billion watts (1,000,000,000 watts or 1,000 megawatts).

     Gigawatt hour (GWh): One gigawatt of power supplied or demanded for one hour, or one billion watt hours.

     High Voltage or Tension: A class of nominal system voltages equal to or greater than 100,000 volts and less than 230,000 volts.

     Kilovolt (kV): One thousand volts.

     Kilowatt (kW): One thousand watts.

     Kilowatt hour (kWh): One kilowatt of power supplied or demanded for one hour, or one thousand watt hours.

     Megawatt (MW): One million watts.

     Megawatt hour (MWh): One megawatt of power supplied or demanded for one hour, or one million watt hours.

     Megavolt ampere (MVA): One thousand Volt Amperes.

     Substation: An assemblage of equipment that switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

     Volt: The basic unit of electric voltage.

     Watt: The basic unit of electrical power.

                                    Annex A

                       The Brazilian Electricity Sector

Brazilian Electricity System Overview

     The Brazilian electricity system consists of two large interconnected systems--one for the South, Southeast and Midwest Regions of Brazil and the other for the North and Northeast Regions--and several small isolated systems in the north and west. The two large systems (which together account for 97% of the capacity in Brazil) are interconnected through a 1,000 MW high-voltage transmission line.

     Brazil's abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential of 260,000 MW, of which only 25% has been developed.

     The table below shows the installed capacity of electric power generation in Brazil's interconnected power system (excluding non-connected systems and self-production capacities), divided into hydroelectric and thermoelectric generation capacity, from 1991 through September 30, 2002 in MW.

                          Year                            Hydroelectric         Thermoelectric
     ----------------------------------------             -------------         --------------
     1991....................................                45,808                  3,789
     1992....................................                46,995                  3,672
     1993....................................                47,834                  3,514
     1994....................................                49,136                  3,490
     1995....................................                50,582                  3,490
     1996....................................                52,266                  3,724
     1997....................................                53,664                  3,730
     1998....................................                55,519                  3,903
     1999....................................                57,724                  4,135
     2000....................................                59,452                  6,217
     2001....................................                61,044                  7,096
     2002 (through September 30, 2002).......                64,090                 13,808

     ---------------------
     Sources:  National System Operator - ONS

     Brazil has an installed capacity in the interconnected power system of
80.9 GW, of which approximately 79% is hydroelectric. The installed capacity includes half the installed capacity of Itaipu, the largest operating hydroelectric plant in the world with 12,600 MW of capacity owned equally between Brazil and Paraguay. The Ministry of Mines and Energy, or MME, has produced a ten-year expansion plan (2001-2010) under which Brazil's installed capacity is projected to increase to 110.6 GW by 2010, of which 17% is projected to be thermoelectric and 83% is projected to be hydroelectric. There are approximately 190,000 kilometers of transmission lines in Brazil.

     Approximately 47% of Brazil's installed generating capacity and 50% of Brazil's high voltage transmission lines are operated by Centrais Eletricas Brasileiras S.A., or Eletrobras, a company owned by the federal government of Brazil, or the Federal Government. Eletrobras has historically been responsible for implementing electric policy, conservation and environmental management programs. It controls four regional subsidiaries responsible for the generation, transmission and distribution of electricity in the north, northeast and southeast of Brazil: Centrais Eletricas do Norte do Brasil S.A., or Eletronorte; Companhia Hidroeletrica do Sao Francisco, or CHESF; Furnas Centrais Eletricas S.A., or Furnas; and Centrais Eletricas do Sul do Brasil S.A., or Eletrosul (excluding Eletrosul's generation assets that formed Centrais Geradoras do Sul do Brasil S.A., or Gerasul, which was privatized in
1998). As a result of the restructuring of the Brazilian electric sector, however, these federally-owned companies have been changing their roles from regional development utilities to generation and/or transmission companies acting in a competitive market. Eletrobras also controls Eletrobras Termonuclear S.A., or Eletronuclear, a company formed following a partial split-up of Furnas. The remaining high voltage transmission lines are owned by state-controlled electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have recently been privatized by the Federal Government or state governments. The privatization program is expected to continue, thus decreasing public ownership of distribution and generation facilities.

     Electricity Supply and Demand

     Between 1986 and 2001, the consumption of electricity in Brazil grew by approximately 3.7% per year (from 166,734 GWh to 283,798 GWh), the number of consumers increased by approximately 6.2% per year (from 25.6 million to 49.5 million) and the total installed capacity increased by more than 5.5% per year (from 42,619 MW to 77,580 MW). The following table sets forth the growth in Brazil's energy consumption, population and growth rate of the gross domestic product, or GDP, from 1986 through September 30, 2002.

                                                 Energy            Energy
                                              Consumption        Consumption                              Population
                   Year                         (in GWh)         (% Growth)         GDP Growth (%)       (in millions)
-----------------------------------------   ---------------   ----------------   -------------------   ---------------
1986...................................          166,734              10.60               7.5                  134.7
1987...................................          179,067               7.40               3.5                  137.3
1988...................................          187,373               4.64              (0.1)                 139.8
1989...................................          196,069               4.64               3.2                  142.3
1990...................................          204,440               4.27              (4.3)                 147.6
1991...................................          213,483               4.42               0.3                  149.9
1992...................................          217,408               1.84              (0.8)                 152.2
1993...................................          226,179               4.03               4.2                  154.5
1994...................................          231,641               2.41               6.0                  156.8
1995...................................          248,693               7.36               4.3                  159.0
1996...................................          259,322               4.27               3.6                  161.2
1997...................................          276,798               6.74               3.0                  163.5
1998...................................          284,709               2.86               0.1                  165.7
1999...................................          292,188               2.63               0.8                  167.9
2000...................................          305,570               5.22               4.4                  170.1
2001...................................          283,798              (7.70)              1.5                  172.4
2002 (through September 30, 2002)......          214,518             (6.00)               0.9                  172.4

--------------------
Sources: Sistema de Informacoes Empresariais do Setor de Energia Eletrica (Brazilian Business Information System for the Energy Sector), or SIESE; Instituto Brasileiro de Geografia e Estatistica (Brazilian Institute of Geography and Statistics), or IBGE; and the MME.

     Between 1986 and the end of 2001, consumption of electricity in Brazil generally grew at a faster rate than Brazil's GDP, with the exception of 1993 and 1994, during which time labor intensive industries lowered their output. Even in years in which the GDP had negative growth, electricity consumption increased. Overall electricity consumption growth averaged 7.4% per year from 1970 to 2000. According to the 2001 - 2010 Indicated Planning Report from MME, the Brazilian consumption growth rate should reach 5.9% per year for the respective 10-year period. The following table illustrates the forecasted breakdown of the consumption growth rate per region:

                                                      Consumption Growth Rate (per year)
                         -----------------------------------------------------------------------------------------
                                                                        Southeast/
                            North          North         Northeast       Midwest          South         Brazilian
Period                    Isolated(1)    Integrated      Integrated     Integrated     Integrated        Average
--------------------    --------------  ------------   -------------  -------------- --------------  --------------
2000 - 2005.......           9.6%            6.4%           6.5%           5.2%            6.2%           5.7%
2005 - 2010.......          10.1%           10.1%           6.8%           5.4%            6.4%           6.1%
2000 - 2010.......           9.9%            8.2%           6.6%           5.3%            6.3%           5.9%

--------------------
Source: GCPS
(1) The "isolated" portion of the North Region refers to the portion of the North Region that is not connected to the basic transmission network.

     The following table provides information relating to the probability of electricity shortfalls in the South, Southeast/Midwest, North and Northeast regions in the coming years:

                                                          Probability of Electricity Shortfalls
                                         --------------------------------------------------------------------------
Region                                     2002                 2003                 2004                 2005
-----------------------------------      ----------        -------------        -------------        --------------
South........................               1.0                  0.0                  0.0                  1.5
Southeast/Midwest............               0.4                  1.0                  0.0                  1.6
North........................               1.0                  8.2                  1.1                  3.7
Northeast....................               0.4                  2.2                  4.2                  5.2

--------------------
Source: National System Operator - ONS, Planning of Operation for the year 2002

     The electricity shortfall figures assume the occurrence of substantial capacity additions forecasted in Eletrobras' most recent 10-year plan.

     Restrictions and Rationing

     Low amounts of rainfall in 2000 and early 2001, as well as vigorous growth in demand for energy, resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. As a response to these conditions, the President of Brazil passed a provisional measure and a decree on May 15, 2001. Provisional Measure No. 2,147 (as updated by Provisional Measure No. 2,152-2 on June 1, 2001) created the Camara de Gestao da Crise de Energia Eletrica (Energy Crisis Committee), or GCE. The GCE enacted its first resolution on May 16, 2001, which provided that electricity distribution concessionaires in the Southeast of Brazil suspend the provision of (i) electricity distribution to new customers (except residential and rural customers); (ii) increased electricity to existing customers; (iii) electric service for events such as festivals, circuses and nighttime sporting events; and (iv) electric service for ornamental or advertising uses. The resolution also called for a 35% minimum reduction in the provision of illumination in public spaces. Presidential Decree No. 3,818 required the Federal Government to reduce its electric power consumption by 15% in May 2001, 25% in June 2001 and 35% by July 1, 2001.

     In addition, on May 18, 2001, the Federal Government announced several measures aimed at consumers of electric energy. Power rationing measures were imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by one-fifth of the average residential consumption during May, June and July 2000. Industrial and commercial consumers were required to reduce their consumption by 15% and 25% of the average consumption for the above mentioned period. The Federal Government also established that residential consumers who failed to reduce their consumption and consumed over 200 kWh per month would be subject to a 50% surcharge applicable to the portion of their consumption between 201 kWh and 500 kWh, and a 200% surcharge applicable to the portion of their consumption that exceeded 500 kWh per month, while residential customers that reduced consumption in excess with the mandated reductions would receive bonuses based on the extent of their reduction in consumption. These payments would be made from funds collected as a result of the surcharges described above. Consumers of all classes that failed to reduce consumption by the specified amounts would also be subject to power cuts. The power rationing measures ultimately ceased on March 1, 2002.

     As a result of the end of the rationing measures, the Federal Government, through Decree No. 4,261 of June 6, 2002, extinguished the GCE and created the Camara de Gestao do Setor Eletrico (the Electricity Sector Management Committee), or CGSE, to replace the GCE as coordinator of the electricity sector revitalization measures, and to give support to the Federal Government with respect to related issues.

     Federal Government Actions to Reimburse Electric Utilities

     On October 17, 2001, the Federal Government, through Executive Act No. 4, approved by Law No. 10,310 of November 22, 2001, stated that electric utilities will be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the surcharges. ANEEL established the procedures and deadlines relating to such reimbursement. Any revisions made by ANEEL to our reimbursement amounts might result in changes to the values used in the financial statements as of December 31, 2001, impacting our future financial results.

     Due to the rationing measures, power generation and distribution companies sought guidance regarding the applicability of Annex V to their initial contracts. Annex V to the initial contracts was designed to protect distribution companies from reduced sales volumes and limit the financial burden of generation companies during periods of rationing and provides for a reduction of the amount of energy contracted between distribution companies during rationing periods and upon the occurrence of certain other events. Because of the rainfall shortage, some generation companies could not produce energy at normal rates. As a consequence, they could not deliver the contracted energy, and were obligated to purchase it in the Mercado Atacadista de Energia Eletrica (Wholesale Energy Spot Market), or MAE, at prices significantly higher than the contracted prices.

     On December 12, 2001, through Provisional Measure No. 14, approved by Law No. 10,438 on April 26, 2002, the Federal Government authorized the creation of the Acordo Geral do Setor Eletrica, or General Agreement of the Electricity Sector, which is designed to resolve issues related to the Electricity Rationing Plan by providing for compensation for rationing-related losses to generation and distribution companies in Brazil and restoring the economic equilibrium of the concession agreements, which was thrown out of balance during the rationing period.

     Under the General Agreement of the Electricity Sector, Annex V to the initial contracts was replaced with an extraordinary rate increase applicable to final customers that would compensate both generators and distributors for rationing-related losses. The rate increase will remain in effect until all recoverable amounts are collected, which we expect will take approximately six and a half years.

     In addition, the General Agreement of the Electricity Sector addresses rationing-related Parcel A costs, which each distribution company is permitted to defer and pass through to its customers through an extraordinary rate increase. Parcel A costs are limited by the concession agreements to the cost of purchased power and certain other costs and taxes. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs.

     The General Agreement of the Electricity Sector also establishes that Banco Nacional de Desenvolvimento Economico e Social, (the National Bank for Economic Development), or BNDES will make loans available with respect to 90% of the amounts recoverable under the rate increase up front through loans prior to their recovery through rates. The loans are repayable over the rate increase collection period. On February 3, 2003, we entered into a loan agreement with BNDES in the principal amount of R$396.7 million under which we borrowed R$335 million. See "Item 10. Additional Information--Material Contracts."

Legal and Regulatory Matters

     The Federal Government, in recent years, has undertaken extensive reforms in the Brazilian electricity sector. In general terms, these measures have been aimed at placing regulatory authority in the hands of independent agencies, increasing the role of private enterprise (including foreign investors) in electricity generation and distribution and increasing competition in the sector. These developments have resulted in profound changes in the competitive and regulatory environment in which we operate. It is not possible to predict the over-all impact that these changes will have on us and our results of operations.

     Goals of Reform

     The Brazilian electricity sector consists primarily of separate generation, transmission, and distribution activities within a few vertically integrated companies traditionally owned by the federal or state governments. During the last four years, many of the state-controlled companies have been privatized in an effort to promote efficiency and competition in the sector. The Federal Government has often declared its goal to convert the publicly owned sector into a private sector.

     As part of the Federal Government's attempt to foster private investments, encourage efficiency, reduce its role in the Brazilian energy sector and increase the level of industry competition, a new regulatory system has begun to develop. The goals of the new regulatory system include:

          (i) the separation of generation, transmission, distribution and commercialization activities;

          (ii) the creation of the MAE;

          (iii) the institution of the ONS (as defined below) to ensure optimized dispatch and access to transmission grids;

          (iv) the establishment of certain concentration restrictions on ownership within the generation and distribution areas; and

          (v) the appointment of BNDES as the sector's "financial agent," particularly to support new generation projects.

     Regulatory Agencies

     Prior to 1997, the electricity industry in Brazil was comprehensively regulated by the MME, acting through the National Department of Water and Electrical Energy, or DNAEE. The DNAEE had the power to grant concessions for the generation, transmission and distribution of electricity and played an important role in the rate-setting process. The principal regulatory authority for the sector has now passed to an independent agency, ANEEL, which was created on December 26, 1996 and established in October 1997. ANEEL is responsible for (i) acting on bids and contracts for concessions for electricity generation, transmission and distribution, (ii) determining rate revision methods and for setting rates, (iii) supervising and auditing the activities of electricity concessionaires, (iv) issuing regulations for the electricity sector in accordance with policies and guidelines established by the Federal Government, (v) planning, coordinating and executing water resource studies, (vi) solving administrative disputes among agents for the electric sector, (vii) issuing antitrust regulations and monitoring compliance with antitrust laws and (viii) determining penalties for violations of law and breach of contract.

     In the past, the construction of new generation facilities and the level of production permitted to existing facilities were subject to regulation by two committees coordinated by Eletrobras, which included representatives of each of the major concessionary companies, including us. These committees were responsible for preparing and periodically revising plans establishing the number, location, generating capacity and construction schedules of power plants to be built in each region. Supply contracts among the electricity companies within a region were based on an allocation scheme established by the committees.

     In 1996, a consortium was selected by the MME and Eletrobras to conduct a study regarding the reform of the electricity sector in Brazil. The objective of such reform was to focus the Federal Government's activities on regulatory matters while transferring operation and investment responsibilities to the private sector, permitting the introduction of competition into the sector.

     In August 1997, the Conselho Nacional de Politica Energetica (National Energy Policy Council), or CNPE, was created. The CNPE advises the President of Brazil on the formation of energy policy in order to: (i) promote the rational use of Brazilian energy resources; (ii) assure the supply of energy to remote areas of the country; and (iii) establish rules regulating the use of natural gas, alcohol, coal and thermonuclear energy.

     Between 1998 and 1999, three new institutions were created:

          (i) the MAE, established by the Federal Government in May 1998 and instituted by the Market Agreement (a standard form agreement that was approved in January 1999 by ANEEL and implemented in August 2000 by Resolution No. 290, that establishes trade rules, allocates costs and provides for dispute resolution mechanisms for market participants);

          (ii) the Operador Nacional do Sistema (National System Operator), or ONS, a not-for-profit entity created to coordinate and control generation and transmission operations in the connected system. The objectives and principal responsibilities of the ONS include: planning generation operations; organizing the use of a national interconnected electricity system and international interconnections; guaranteeing access of all agents in the sector to the transmission network in a non-discriminatory manner; and contributing to the expansion of the electricity systems at lower costs with a view toward improved operational conditions in the future; and

          (iii) the Administradora de Servicos do Mercado Atacadista de Energia Eletrica (Administrator of Services for the Wholesale Energy Market), or ASMAE, an entity that manages the MAE and that has been, since September 2000, responsible for an Internet-based system that receives energy bids, contracts and meter readings from participating organizations and settles the market. ASMAE also provides the following functions: maintenance of participant information; governance; penalty calculations; pre-billing; and publishing of pricing and trading information through a web portal.

     In addition, the management and supervision of the application of the rules of the Market Agreement was carried out by the Executive Committee of the Market Agreement, which is composed of representatives elected by the signatories of the Market Agreement.

     Due to problems in ASMAE's administration in connection with disputes regarding the establishment of procedures for accountability and liquidation of transactions conducted in the market, ANEEL, through Resolution No. 162 of April 20, 2001, established that ASMAE functions require authorization and supervision by ANEEL. In addition, ANEEL changed the structure of the ASMAE in relation to its Executive Committee. This was the first intervention of ANEEL in the market.

     On May 15, 2001, in response to low amounts of rainfall in 2000 and early 2001, as well as vigorous growth in demand for energy, the Federal Government announced a rationing program and created the GCE. The GCE enacted several measures to resolve the energy crisis. See "Brazilian Electricity System Overview--Restrictions and Rationing."

     The measures undertaken by the GCE included commencement of a revitalization process for the power sector. Following the commencement of this process, the Federal Government issued Provisional Measure No. 29 of February 2002, authorizing the creation of a new MAE to replace the ASMAE as administrator of the market. This new MAE was created as a private corporate body to act under the authorization and supervision of ANEEL. This new market, contrary to the previous one, will no longer be self-regulated, as its convention, rules and proceedings will be regulated by ANEEL.

     The implementation of the new MAE began on March 1, 2002, through Resolution No. 103 of ANEEL, which authorized the establishment of the new MAE, and Resolution No. 102, which approved the convention of the new MAE but maintained the rights and obligations accrued by the transactions performed under the rules of the previous market (Market Agreement and ANEEL Resolution 290 of August 2000).

     Rates

     Until early 1993, two important principles dominated the rate-setting process in Brazil: (i) that electric utilities should be guaranteed an annual real rate of return of between 10% and 12%, known as the guaranteed return, on service-related assets included in the rate base and (ii) that the rates charged to each class of customer for electricity should be uniform throughout Brazil, notwithstanding the high costs of distribution to remote areas of the country. In cases where the rates set by the Federal Government resulted in returns below 10% or above 12%, shortfalls or excesses were credited or debited to each company's CRC Account. In general, until 1975, rates were set at levels that afforded the guaranteed return to companies in the sector. From 1975 through early 1993, however, rates were fixed at levels that in nearly all cases did not permit electric utilities to achieve the guaranteed return because the Federal Government sought to use lower rates to combat inflation. The practical effects of this rate-setting and compensation system were significant fluctuations in real terms in the level of rates during the period and a substantial increase in the CRC Account balances of most utilities.

     Legislative changes in 1993 abolished the guaranteed return concept and the requirement that electricity rates be uniform throughout Brazil. Instead, each utility was to propose a rate structure based on its particular circumstances for approval by federal regulatory authorities. The proposed rate was to be calculated taking into account the concessionaire's desired level of remuneration as well as, among other things, operating expenditures, including personnel costs, the costs of electricity purchased from other concession companies, certain construction costs, depreciation and amortization charges, taxes other than income taxes and other charges. This legislation abolished the CRC Accounts and permitted concessionaires with positive CRC Account balances to offset such balances against obligations of such concessionaires to the Federal Government, to federal financial institutions and to other concessionaires in the electricity sector. In connection with these regulatory reforms, the authorities granted electric utilities significant real rate increases and established a mechanism for automatic adjustments in rates to take account of inflation.

     In July 1997, we signed, with the Federal Government, our concession agreements for generation, transmission and distribution of electric power. These contracts give us the right to use the concessions for twenty years and contain a rate increase clause, based on a price cap formula (formula parametrica).

     The price cap formula increases rates for captive customers and is as follows:

                   -------------------------------------
                   | IRT = VPA + VPB(IVI plus minus X) |
                   |       --------------------------- |
                   |                    RA             |
                   -------------------------------------

Where:

     o  IRT is the index of adjustment rate;

     o VPA represents the Parcel A costs, which are the uncontrolled costs of the company, such as the cost of electricity purchased for resale, costs associated with the use of hydroelectric resources, fuel, contributions to the RGR Fund (a reserve fund created by the Brazilian Congress that provides compensation to electricity companies for certain assets used in connection with their concessions if their concessions are revoked), etc.;

     o VPB represents the controlled costs of the company, such as the cost of employees, material, services, etc.;

     o IVI adjusts the controlled costs of the company according to the rate of inflation and is based on the Indice Geral de Precos-Mercado (the Brazilian General Market Price Index), or IGP-M, an index similar to the retail price index;

     o X is a factor used to measure the productivity of the utility. Depending upon the performance of the utility, this factor may increase or decrease the IVI. This factor is calculated every five years, with the next calculation to occur in 2003; and

     o  RA is the company's annual revenue.

     Beginning in December 1993, however, the Federal Government introduced the Real Plan, which suspended the automatic adjustment process. Instead, rates were frozen and any increases required the approval of Brazil's Ministry of Finance. Rate-setting authority has now passed to ANEEL. In April 1997, we were granted an average increase of 9.75% for sales to distributors and final customers. During 1998, 1999, 2000 and 2001, we were granted average increases of 4.54%, 20.73%, 11.83% and 16.49%, respectively. In December 2001, we had an average rate increase of 5.87% to reimburse us for costs relating to rationing. This percentage will be calculated in accordance with costs we incurred during the rationing and is subject to ANEEL's approval.

     In August 1998, ANEEL issued new regulations governing distribution rates. ANEEL has the authority to readjust and review rates in response to changes in energy purchase costs and market conditions. In readjusting distribution rates, ANEEL considers the following: (i) costs of electricity purchased for resale under initial contracts (See "--Competition") and from Itaipu; (ii) costs of electricity purchased under freely negotiated contracts;
(iii) costs of electricity purchased in the spot market where energy that is not contracted for under the system of initial contracts and surplus energy will be purchased and sold; and (iv) certain other charges for transmission and distribution systems.

     Each distribution company's concession agreement also provides for an annual readjustment of rates based on certain regulatory charges, costs of electricity purchased for resale, costs for the use of hydroelectric resources and transmission costs. Rates are also reviewed on average every four years in accordance with a productivity factor known as the "X factor". In addition to ordinary adjustments, the concession agreements provide that extraordinary adjustments may be made if concessionaires experience material costs that were not contemplated at the time of execution of the agreement.

     ANEEL has also issued rate regulations that govern access to the transmission system and establish transmission rates. The rates to be paid by distribution companies, generators and independent customers for use of the interconnected systems are established by ANEEL and reviewed annually, taking into account the revenues that are permitted of transmission concessionaires pursuant to their concession agreements. Owners of the different parts of the basic transmission network are to transfer operating control of their facilities to the ONS in return for the receipt of regulated payments linked to availability. Network users, including generation companies, distribution companies and large customers, are to sign contracts with the ONS entitling them to use the basic transmission network in return for payment of published rates. The other parts of the transmission network, which are not part of the basic transmission network, will be made available directly to the interested users by paying specified fees. Transmission charges will be based on the nodal costs calculated according to the long-range incremental costs methodology. Generation companies will pay transmission charges on the basis of the amount of power demand sold to customers. Charges for load will be determined on the basis of maximum use of the transmission system during periods of peak usage.

     Open access to the basic national grid is integral to the ongoing comprehensive reform of the electricity sector. ANEEL considers strict price regulation of transmission services and non-discriminatory pricing to be necessary to ensure that open access to the basic national grid is maintained. To this end, ANEEL issued Resolution No. 167, dated May 31, 2000, establishing
(i) the annual levels of revenue allowed for each transmission facility integrating the basic grid, (ii) the fee for the use of the basic grid, and
(iii) the value of the connection changes. The basic transmission grid includes all transmission lines with voltage equal to or higher than 230 kV, as defined by ANEEL Resolution No. 433 of November 10, 2000. In addition, certain other unbundled facilities related to transmission must be available to interested parties at regulated rates as part of open access to the transmission grid.

     In June 2000, ANEEL set the monthly amount of R$3,235.49/MW as the rate for use of the basic transmission network to be applied to initial contracts between the ONS and the distribution companies.

ANEEL increased this rate to R$3,612.19/MW and R$4,774.74/MW in June 2001 and 2002, respectively. In June 2000, ANEEL also set the amount of R$1,755.49/MW as the rate for the transportation of energy from Itaipu to be paid to Furnas by distribution companies that utilize energy from Itaipu. ANEEL increased this rate to R$1,955.38/MW and R$2,110.81/MW in June 2001 and 2002,
respectively.

     The rates that energy utility companies pay for the purchase of electricity generated by Itaipu are established pursuant to a treaty between Brazil and Paraguay and are denominated in U.S. dollars. As a consequence, Itaipu's rates rise or fall independently of the rates established by federal regulatory authorities for sales by electric utilities. The sale of Itaipu-generated energy does not generate any margin because the rate for such sales is equal to the rate paid by the utility plus sales taxes, with no margin to the utility.

     Competition

     In an effort to promote increased competition, ANEEL in March 1998 announced limits on the concentration of certain services and activities within the electric power sector. ANEEL updated these limits in July 2000. Under these limits (i) no generation company may own more than 20% of Brazil's installed capacity, 25% of the installed capacity of the south/southeast/central-west region or 35% of the installed capacity of the north/northeast region, (ii) no distribution company may account for more than 20% of Brazil's distribution market, 25% of the south/southeast/central-west market or 35% of the north/northeast market, (iii) no trade company may deal more than 20% of Brazil's final trade energy (consumers), 20% of Brazil's intermediate trade energy (between companies), and 25% of Brazil's total trade market (consumers and companies), and (iv) no distributor may purchase from an affiliated generation company, or itself generate, more than 30% of its captive consumers' total energy requirements (known as the self-dealing limit).

     The generation and distribution companies subject to the above limits are companies or consortia that are holders of concessions, permissions or authorizations, as the case may be, to generate or distribute energy, or agents that hold shares in the controlling group of the generation or distribution company. In the case of an agent, the calculation of such limits is based on the number of common shares of the company owned by the agent. In the case of a limited liability company, the calculation is based on the participation of the agent in the capital of the company.

     The self dealing limit does not apply (i) to energy contracted under the initial contracts, (ii) to energy produced by small hydroelectric plants, alternative sources and co-generation facilities and (iii) distribution concessionaires with a market that does not exceed 300 GWh/year. Furthermore, with respect to computation of energy amounts for purposes of the self dealing limit, energy produced by the following entities shall not be considered until 2012: (i) thermoelectric plants that began operating in 2001 or 2002; and (ii) hydroelectric plants which have been authorized by ANEEL to begin production after December 31, 2002, but that actually began operating in 2001 or 2002. In addition, with respect to computation of energy amounts for purposes of the self dealing limit, energy produced by thermoelectric plants that are included in the Programa Prioritario de Energia (Thermoelectric Priority Program) that begin operating prior to December 31, 2004 shall not be considered until 2014.

     In May 1998, the Federal Government established the MAE, in accordance with the Market Agreement. After some difficulties with the implementation of the MAE, ANEEL extinguished ASMAE and altered certain ASMAE rules (see "--Regulatory Agencies"). The terms of this agreement were approved by ANEEL in January 1999. The following entities are required to participate in the
MAE: (i) generation companies with installed capacity of 50 MW or more; (ii) distribution and retail companies with annual sales of 300 GWh/year or more; and (iii) companies that import or export 50 MW or more of electricity. Other generation, distribution and import/export companies are permitted to participate in the market on a voluntary basis.

     During a transition period (1998 - 2005), purchases and sales of energy in the MAE will occur pursuant to bilateral contracts and initial contracts that specify contract prices and volumes approved by ANEEL for their entire duration and replace the former system of supply contracts. The purpose of the transition period is to permit the gradual introduction of competition into the sector and to protect market participants against exposure to potentially volatile spot prices. ANEEL has established the quantities and voltages to be supplied under initial contracts in 2000 and 2001. The quantities and voltages to be supplied in 2002 will equal the amounts supplied in 2001.

     From 2003 to 2005, the volume of electricity allowed to be purchased and sold pursuant to the initial contracts will be reduced by 25% per year. The deregulated energy will be bought and sold by distribution concessionaires through public auctions in accordance with Federal Law No. 10,438, dated April 26, 2002, Federal Law No. 10,604, dated December 17, 2002, and Decree No. 4,562, dated December 31, 2002. Deregulated energy that is not bought or sold through public auction may be bought or sold through power purchase agreements with terms of less than 6 months. Deregulated energy that is not bought or sold through public auction or limited term power purchase agreements with limited terms may be purchased on the MAE. During this period, the total amount of energy bought or sold pursuant to public auction or limited term power purchase agreements may not exceed 5% of the electric energy market of public service concessionaires in any given month.

     In order to avoid exposing final customers to the volatility of market prices, ANEEL's legislation provides that distributors must have 95% of the energy they contract to final customers guaranteed by energy from their own plants or power purchase agreements. Furthermore, 85% of the energy guaranteed by power purchase agreements must be guaranteed by power purchase agreements with terms not less than two years. The rules of the MAE do not apply to electricity generated by Itaipu. Itaipu power is purchased through specific contracts between the concessionaires operating in the south/southeast/central-west interconnected system and Furnas or Eletrosul.

     The MAE is responsible for registering long-term power purchase agreements entered into among agents that participate in the MAE. Any difference between the volume of contracted energy registered with the MAE and the energy actually purchased or sold will be accounted for using the MAE spot price. The MAE spot price is defined, in accordance with MAE rules that are approved by ANEEL, by a pricing methodology that considers various factors including transmission restrictions and loss factors. By having its long-term power purchase agreements registered at the MAE, each distributor assures that purchases of electric energy necessary to fulfill its obligations will be made at a fixed price, thus avoiding market volatility (expect with respect to any differences between the volume of energy registered and energy actually purchased or sold).

     In addition, the MAE is responsible for transactions involving short-term energy purchases to be conducted in the spot market. In the spot market, agents that are authorized by ANEEL to sell energy in the MAE will negotiate prices for energy that is not covered by their long-term contracts.

     The implementation of the above-referenced model required changes in the Brazilian legal system then in force. New rules were then issued and a new player in the Brazilian power sector, the Independent Power Producer, or IPP, was introduced and a transition period prior to the total deregulation of the Brazilian electric energy market was initiated.

     During the above-mentioned period, the market is progressively being deregulated. To that end, the concept of "free consumers" (the equivalent of CEMIG's "free customers") has been introduced which currently consists of those consumers that: (i) have a minimum load of 3 MW, supplied at a voltage of 69 kV or above; or (ii) have been connected after July 8, 1995 and have a minimum load of 3 MW, regardless of the voltage; or (iii) have a minimum load of 0.5 MW regardless of the voltage, provided that they acquire energy of the so-called "PCH" (a small hydro power generator). Free consumers bear such a designation because they are not restricted to only acquiring energy from public services concessionaires, but may also opt to acquire energy from an IPP or any other source.

     The implementation of the above-referenced model will make possible direct sales of electricity between IPPs and consumers through the interconnected power system, regardless of their location.

     To encourage private participation in the electricity sector, new regulations provide for the establishment of "authorized free market retailers" (agentes comercializadores). Authorized free market retailers may include generation companies wishing to sell energy directly to final customers, distribution and retail concessionaires acting outside their concession areas and independent retailers or brokers.

     As part of the power sector revitalization program initiated by the GCE, which was replaced by the CGSE, on July 6, 2002, a number of measures are being proposed, some for immediate implementation and others to be submitted for public hearing. These proposed measures are included in Progress Report No. 4 issued by the GCE and generally relate to the following topics:

     o normalization of electric sector performance (including the MAE restructuring);

     o  improvement of the market (including redefining submarkets);

     o expansion of the amount of energy offered (including improving value, environmental licensing and regulation of public sale);

     o monitoring the trustworthiness of the energy supply (including contracting for back-up generation capacity);

     o  transmission (including revising transmission rates);

     o energy policy (including treatment of alternative energy sources and gas fired thermoelectric plants);

     o  rate policy (including avoiding antitrust violations); and

     o improvement of the MME and ONS (including improving basic grid procedures and reorganizing the MME).

     Concessions

     The Brazilian Constitution provides that the development, use and sale of electricity may be undertaken directly by the Federal Government or indirectly through the granting of concessions and authorizations. Companies or consortia seeking to construct or operate a generation, transmission or distribution facility in Brazil are required to apply for a concession from ANEEL. Concessions grant exclusive rights to generate, transmit or distribute electricity in a particular area for a specified period of time, generally 35 years for new generation concessions and 30 years for new transmission and distribution concessions.

     The Power Sector Law addressed the question of renewal of existing concessions by providing that existing concessions could be extended for the following periods: (i) for generation concessionaires, 20 years beginning from the end of the present concession or 35 years for generation plants that had not yet been completed; (ii) for distribution concessions, (a) up to 20 years (beginning July 8, 1995) or (b) for a period equal to the longest remaining period in respect of the concessions to be regrouped (whichever is the longest); and (iii) for transmission concessions, the same period as the generation or distribution concessions relating thereto. Existing concessions may be extended provided that applications for extension were (i) made within specified time periods from the enactment of the Power Sector Law, (ii) accepted by the Federal Government, and (iii) formalized by a new concession agreement. Concessions for projects which are delayed may be extended for the period necessary for the amortization of the investment (but in no event more than 35 years) as long as a completion plan is provided and an undertaking given that at least one-third of the funding will be provided by the private sector.

     Pursuant to Decree No. 1717/95, in order to renew a concession, a request for the renewal of a concession must be submitted to ANEEL and must be accompanied by a statement of costs for exploiting the concession and documents which evidence the legal, technical, financial and administrative qualifications of the concessionaire. In addition, the concessionaire must show full compliance with its obligations to public entities, fiscal obligations, social security obligations and obligations arising from other agreements made with entities of the Federal Public Administration and/or from the rendering of electric energy services. The concessionaire is also required to pay compensation for the exploitation of hydroelectric resources.

     Brazil's legislation requires that the granting of any public utility concession be preceded by a public bidding process. Whenever a concession is up for bid, ANEEL will publish an edital (request for bid), or RFB. The RFB must contain certain information, including: (i) the purpose of the concession, its duration and goals; (ii) a description of the qualifications required for the adequate performance of the services covered by the concession; (iii) the deadlines for submission of bids; (iv) the criteria used for selection of the winning bidder; and (v) a list of the documents required to establish the bidder's technical, financial and legal capacities. Companies interested in bidding for the concession must submit their proposals in accordance with the RFB, including a detailed description of the company's commercial plan. Companies may submit proposals either individually or in consortia. ANEEL determines a winning bid based on, generally, the largest payment to the Federal Government in consideration for receipt of the concession, and, in the case of bids for distribution or transmission projects, ANEEL's determination is generally based on the lowest transmission or distribution rates.

     Concessionaires may not transfer, sell or assign certain assets without the prior written consent of ANEEL. The purchase and sale of energy by the "authorized free market retailers," the import and export of energy and the trade of exceeding energy by the self power producers, or SPPs are subject to prior approval by ANEEL. Spin-offs, consolidations, mergers and reorganizations of concessionaires require prior approval from ANEEL. Concessionary companies may use public land or subject private property necessary for the development of a project to condemnation proceedings.

     The development of hydroelectric plants by an IPP or an SPP requires a concession only if the project will have installed capacity in excess of 1 MW in the case of an IPP or 10 MW in the case of an SPP. Simplified procedures apply to all other cases, including thermoelectric plants.

     Since 1995, controlling interests in distribution and generation companies previously owned by the Federal Government through Eletrobras, and in state-controlled distribution companies, have been sold to private investors. Certain state governments have also sold minority interests in major distribution companies in the same period. See "--Privatization."

     Role of the Private Sector

     Various legislative and constitutional initiatives in 1995 gave rise to substantial changes in the regulatory framework governing the Brazilian electricity sector. The Brazilian Federal Constitution was amended to permit any Brazilian company to become a concessionaire in the electricity sector (regardless of the nationality of the company's shareholders). A federal law on public concessions (in the electricity and other sectors) required the renewal of most existing concessions and required that the granting of new concessions for public utility services be preceded by a public bidding process. New federal legislation relating specifically to the electricity sector opened the sector permitting IPPs to generate and sell electricity for their own account to certain categories of customers, permitting certain customers to purchase electricity from any power supplier and requiring that suppliers and large consumers be given open access (for a fee) to the distribution and transmission systems of concessionaires that are included in the basic transmission network.

     The Power Sector Law introduced the concept of the IPP. An IPP is a legal entity or consortium of legal entities holding a concession or authorization to generate and sell power to: (i) concessionaires; (ii) an existing customer with a demand of at least 3 MW supplied at a voltage level equal to or greater than 69 kV; (iii) a new consumer with a demand of at least 3 MW supplied at any voltage; (iv) groups of consumers subject to agreement with the local distribution concessionaire; (v) consumers who do not receive supply within a certain period from a local distribution concessionaire; and (vi) industrial or commercial consumers to which the IPP also provides the steam that results from the co-generation process.

     Pursuant to the Power Sector Law, IPPs are subject to specific operating and commercial rules and, in many cases, to pricing established pursuant to the rules issued by relevant government authorities. The Power Sector Law also provides for the formation of consortia with a view to generating power for public utilities, for the exclusive use of consortium members, for independent power production or for any one or more of these, in each case governed by applicable rules.

     The Power Sector Law also mandates that, in order to receive extensions for distribution concessions, companies must "regroup" their facilities according to certain technical and economic principles and obtain consolidated concessions in accordance with those principles. The Federal Government published regulations clarifying the concept of "regrouping" in Decree No. 1717/95 on November 24, 1995. Pursuant to Decree No. 1717/95, each distribution concessionaire was required to submit its "regrouped" distribution concession to ANEEL by July 8, 1996. We submitted our "regrouped" distribution concession to ANEEL on a timely basis and were informed that they agreed with our plan. In our proposal, we regrouped our existing distribution concessions into four large groups, each designed to be independently economically feasible and all expected to have similar profitability.

     Privatization

     Since 1995, a number of federal and state electric utilities have been privatized. The Federal Government has disposed of its indirect controlling interests in:

     o Espirito Santo Centrais Eletricas S.A., or ESCELSA, the power distribution company for the State of Espirito Santo (1995);

     o LIGHT Servicos de Eletricidade S.A., one of the power distribution companies for the State of Rio de Janeiro (1996); and

     o Gerasul, a generation company formed from the generation assets of Eletrosul, a subsidiary of Eletrobras (1998).

     The subsidiaries of Eletrobras included in the Programa Nacional de Desestatizacao (the Brazilian National Privatization Program) are the generating companies Furnas, CHESF and Eletronorte, and distribution companies Companhia Energetica do Piaui S.A.--CEPISA, Centrais Eletricas de Rondonia S.A.--CERON, Centrais Eletricas do Estado do Acre--ELETROACRE and Companhia Energetica de Alagoas--CEAL.

     Electric utility privatizations have also been occurring at the state level as follows:

     o The State of Rio de Janeiro disposed of its controlling interest in Companhia de Eletricidade do Rio de Janeiro, or CERJ, a power distribution company (1996);

     o The State Government sold a minority stake in CEMIG to a consortium of strategic investors (1997);

     o The State of Bahia sold a minority stake in Companhia de Eletricidade do Estado da Bahia (a distribution company) to a consortium of strategic investors (1997);

     o The State of Rio Grande do Sul sold its indirect interest in two distribution companies (1997);

     o The State of Mato Grosso do Sul and Eletrobras sold a majority interest in Empresa Energetica de Mato Grosso do Sul S.A. (the distribution company in the state) (1997);

     o Companhia Energetica de Sao Paulo, or CESP (the Sao Paulo state-controlled power company), the State of Sao Paulo, Companhia Paulista de Administracao de Ativos--CPA, Nossa Caixa Nosso Banco and Banco do Estado de Sao Paulo S.A. sold a majority interest in Companhia Paulista de Forca e Luz (1997);

     o The State of Sao Paulo sold its controlling interest in Eletricidade de Sao Paulo S.A., a distribution company (1998);

     o CESP sold its controlling interest in Eletricidade e Servicos S.A., a distribution company (1998);

     o CESP sold its controlling interest in Companhia de Geracao de Energia Eletrica Tiete (1999); and

     o CESP sold its controlling interest in Companhia de Geracao de Energia Eletrica Paranapanema (1999).

         Several other distribution companies have also been sold.

     o Companhia Energetica do Rio Grande do Norte, Centrais Eletricas Matogrossenses S.A. and Empresa Energetica de Sergipe S.A. (1997);

     o Companhia Energetica do Ceara, Centrais Eletricas do Para S.A. and Empresa Bandeirante de Energia (1998); and

     o Companhia Energetica de Pernambuco, Companhia Energetica do Maranhao and Sociedade Anonima de Eletrificacao de Paraiba (2000).

     Regulatory Charges

     Electricity companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian Congress created the RGR Fund, a reserve fund designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of the RGR fee requiring public-sector electricity companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of assets in service, not to exceed 3% of total operating revenues in any year. See Note 17(a) to our consolidated financial statements. In recent years, virtually no concession, once the related concession agreement has been entered into, has been revoked or failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund is scheduled to be terminated in 2010, which should result in rate reductions for customers.

     The Federal Government has imposed a fee on IPPs similar to the fee levied on public-sector generation companies in connection with the RGR Fund. IPPs are required to make contributions to the Fundo de Uso de Bem Publico (Public Use Fund), or UBP Fund, for five years from the date that they receive their concessions. Eletrobras will receive the UBP Fund payments until December 31, 2002. All subsequent payments to the UBP Fund will be paid directly to the Federal Government.

     Distribution companies are required to contribute to the Conta de Consumo de Combustivel (Fuel Usage Quota Account), or CCC Account. The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in thermal power plants in the event of a rainfall shortage, which would require increased use of thermal plants. Thermal power plants have higher marginal operating costs than hydroelectric plants. Each electricity company is required to contribute annually to the CCC Account. The annual contributions are calculated on the basis of estimates of the cost of fuel needed by the thermal power plants in the succeeding year. Eletrobras administers the CCC Account. The CCC Account, in turn, reimburses electricity companies for a substantial portion of the fuel costs of their thermal power plants.

     In February 1998, the Federal Government provided for the gradual elimination of the CCC Account. Subsidies from the CCC Account will be phased out over a three-year period beginning in 2003 for thermal power plants constructed prior to February 1998. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. Protection from hydrological risk for centrally dispatched hydrogenerators is now provided through an Energy Reallocation Mechanism, or ERM. The ERM will ensure that, under normal operating conditions, hydrogenerators will receive the income associated with their assured energy entitlement by allocating generation from those in surplus to those in deficit.

     In April 2002, the Federal Government created the Conta de Desenvolvimento Energetico (Energy Development Account), or CDE Account. The CDE Account was created to improve the development of energy utilities in the states and to promote alternative sources of energy. CDE Account resources are derived from (i) Uso de Bem Publico--UBP (Public Asset Use Fund), (ii) penalties imposed by ANEEL and (iii) a percentage of the annual payment due by agents that transact with final consumers. Among other things, CDE Account resources are used to cover the fuel usage quota in certain thermoelectric plants. Eletrobras administers the CDE Account, which shall last for 25 years.

     All hydroelectric utilities in Brazil are required to pay fees to Brazilian states and municipalities for the use of hydrological resources. Such amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant's reservoir is located.

     ANEEL also charges a fee to agents and concessionaires that render electric energy services. This fee is known as "TFSEE--Taxa de Fiscalizacao de Servicos de Energia Eletrica" ("Fee for the Supervision of Electric Energy Services"), or TFSEE. The TFSEE was created pursuant to Federal Law No. 9,427, dated December 26, 1996, and is equivalent to 0.5% of the annual economic benefit realized by the agent or concessionaire. Determination of "economic benefit" is based on the installed capacity of authorized generation and transmission concessionaires or the annual billings of distribution concessionaires.

     Environmental Regulations

     Environmental issues can significantly impact our operations. For example, large hydroelectric power plants can cause the flooding of considerable areas of land and relocation of large populations. The Brazilian Constitution gives federal, state and municipal governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the Federal Government has the power to promulgate general environmental regulations, state governments have the power to enact more stringent environmental regulations.

     The Sistema Nacional do Meio Ambiente (the National Environmental System), or SISNAMA, was created to protect the Brazilian environment. SISNAMA is comprised of: a governing body (Government Board); a consulting and decision-making body, Conselho Nacional de Meio Ambiente (the Brazilian National Environmental Council), or CONAMA; a central body, Ministerio do Meio Ambiente (the Ministry of the Environment), or MMA; an executive body, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis (the Brazilian Institute for Environment and Renewable Natural Resources), or IBAMA; and a number of sectoral and local bodies. The bodies deserving special attention are CONAMA and IBAMA. CONAMA conducts studies and assists and advises the Government Board on government policy directives for environment and natural resources, and the resolution, within the scope of its duties, of rules and regulations applicable to the Brazilian environment. IBAMA enforces the National Environmental Policy and inspects, controls and supports the use of natural resources.

     Law No. 6,938, dated August 31, 1981, is known as the National Environmental Policy Act and regulates civil liability for damages caused to the environment. This liability has an objective nature and, besides being strict, it has also expanded the list of liable parties, adopting the principle of joint and several liability. Irrespective of fault, the demonstration of the cause-effect relationship between damage caused and action or inaction is sufficient to create an obligation by the contaminating party to redress environmental damage. Moreover, compliance with environmental licenses does not rule out civil liability.

     Activities that damage the environment may also lead to criminal and administrative penalties, provided for in Law No. 9,605, dated February 12, 1998 (Environmental Crimes Act). The effects of the Environmental Crimes Act apply to any person, whether an individual or legal entity, who, by any means, contributes to environmental damage, to the extent of his/her fault. In 1999, Decree No. 3,179 was enacted, establishing the applicable administrative penalties for conduct and activities damaging the environment and the regulations under the Environmental Crimes Act. The Decree establishes penalties that can reach a maximum of R$50 million.

     Law No. 9,433 of January 8, 1997 created the Politica Nacional de Recursos Hidricos (National Water Resources Policy), which is organized considering Brazil's hydrographic basins. The National Water Resources Policy is implemented by governmental and non-governmental agencies and it relates to the use of water for, among other things, wildlife, navigation, fishing and hydroelectric generation.

     The right to use federal water is granted by the Agencia Nacional de Aguas (National Water Agency), or ANA, created by Law No. 9,984, dated July 17, 2000, and regulated by Decree No. 3,692, dated December 19, 2000, in collaboration with ANEEL. Besides granting these rights, ANA also regulates and supervises the use of federal water resources and implements the collection of the fees for water usage, under a 0.75% rate upon the value of the generated energy. Permission for use of non-federal water resources must be obtained from relevant state water/environmental agencies.

     In order to build a hydroelectric power plant, Brazilian electricity companies must comply with a number of environmental safeguards. First, an environmental impact assessment study must be prepared by outside experts who make recommendations as to how to minimize the impact of the plant on the environment. The study, together with a special environmental impact assessment report on the project prepared by the company, is then submitted to federal or state governmental authorities for analysis and approval. The project undergoes a three-stage licensing process, which includes a provisional license indicating the environmental feasibility of the project, an installation license to begin construction and an operation license to operate the facility. Environmental licenses must also be obtained in order to enlarge a facility or install new equipment in a facility. Pursuant to CONAMA Resolution No. 279, dated June 27, 2001, a simplified licensing process may be used for undertakings that are not deemed to have a large environmental impact. In addition to hydroelectric plants, this simplified procedure is also applicable to thermoelectric plants, transmission lines and similar facilities as well as alternative energy undertakings.

     Facilities considered to have a significant impact on the environment are required by law to allocate a minimum of 0.5% of their total investment costs to the creation of environmental preservation areas.

     The amendments to the Brazilian Forestry Code (Law No. 4,771, dated September 15, 1965), introduced by Provisional Measure No. 2,166-67, may impact the economic viability of certain hydroelectric undertakings. Per the Brazilian Forestry Code, the land surrounding water reservoirs, whether natural or man-made, is considered a permanent preservation area. This means that the removal of surrounding vegetation without the previous environmental authorization can result in criminal and administrative penalties. The Provisional Measure No. 2,166-67 amendments require the operator to acquire or expropriate such surrounding areas. The dimensions of the area that must be permanently preserved are set forth in CONAMA Resolution No. 302, dated March 20, 2002, and may consist of an area measuring from 15 to 100 meters around the reservoir.

     Every legal entity that is involved in activities that have polluting effects, or the potential for polluting effects, or that involve products that are considered hazardous to the environment, must register with IBAMA. Registration with the IBAMA involves quarterly payment of the Taxa de Controle e Fiscalizacao Ambiental - TCFA (Environmental Inspection and Control Fee), which amounts to approximately R$225,000. Non-payment of the fee may result in substantial fines.

                                 EXHIBIT INDEX

  Exhibit
   Number                           Document
----------  -------------------------------------------------------------------
    1       Corporate by-laws, as amended and in effect since October 24, 2002.

    2.1 Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

    2.2 Shareholders' Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

    2.3 Fiscal Agency Agreement, dated November 18, 1996, among us, The Chase Manhattan Bank, Chase Trust Bank and Chase Manhattan Bank Luxembourg S.A., relating to US$150,000,000 of our 9.125% Notes due 2004 (incorporated by reference to Exhibit 2.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

    2.4 First Supplemental Fiscal Agency Agreement, dated as of October 11, 2001, among us, The Chase Manhattan Bank, as fiscal agent, registrar, paying agent and transfer agent, Chase Trust Bank, as principal paying agent and transfer agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent and transfer agent relating to US$150,000,000 of our 9.125% Notes due 2004.

    4.1 Contract of Concession for Generating Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

    4.2 Contract of Concession of Electric Energy Transmission Services, dated June 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

    4.3 Contracts of Concession of Public Service for Distribution of Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

    4.4 Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit
            4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

    4.5 First Amendment to the Contract for the Assignment of CRC Account, dated January 24, 2001, between the State Government and us, relating to amounts due to us from the State Government.

    4.6 Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government.

    4.7 Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government.

    4.8 Private Instrument Covering the First Public Issuance of Common Debentures, dated October 4, 2001, between Planner Corretora de Valores S.A. and us, relating to the first public issuance of R$625 million common debentures, divided into two series of the same class, without guarantee or preference.

    4.9 Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated February 7, 2003, between BNDES and CEMIG and Intervening Third Parties. 99.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated March 25, 2003. 99.2 Certification of Chief Executive Officer Pursuant to 18 U.S.C.
            Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated March 25, 2003.

   99.1     Certificate of Chief Executive Officer Pursuant to 18 U.S.C.
            Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated March 25, 2003.

   99.2     Certificate of Chief Executive Officer Pursuant to 18 U.S.C.
            Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated March 25, 2003.