Form 20-F
period 2002-12-31
ENERGY CO OF MINAS GERAIS
filed 2003-06-30
CIK 1157557

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

                                   ----------

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
/X/                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
/ /                   TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from _______ to _______

                         Commission file number: 1-15224

                                   ----------

                   COMPANHIA ENERGETICA DE MINAS GERAIS--CEMIG
             (Exact Name of Registrant as Specified in Its Charter)

    ENERGY COMPANY OF MINAS GERAIS        THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's Name into    (Jurisdiction of Incorporation or
              English)                              Organization)

                                   ----------

                             AVENIDA BARBACENA, 1200
                 30190-131 BELO HORIZONTE, MINAS GERAIS, BRAZIL
                    (Address of Principal Executive Offices)

                                   ----------

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

                                   ----------

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: NONE

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                          70,874,167,923 Common Shares
                         91,210,522,699 Preferred Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes /X/ No / /

                Indicate by check mark which financial statement
                   item the registrant has elected to follow.
                             Item 17 / / Item 18 /X/

================================================================================

                                TABLE OF CONTENTS

                                                                                                  PAGE
                                                                                                  ----
Presentation of Financial Information ..............................................................1

Market Position and Other Information ..............................................................2

Forward-Looking Information ........................................................................2

PART I .............................................................................................4

Item 1.  Identity of Directors, Senior Management and Advisers .....................................4

Item 2.  Offer Statistics and Expected Timetable ...................................................4

Item 3.  Key Information ...........................................................................4

Item 4.  Information on the Company ...............................................................24

Item 5.  Operating and Financial Review and Prospects .............................................51

Item 6.  Directors, Senior Management and Employees ...............................................75

Item 7.  Major Shareholders and Related Party Transactions ........................................84

Item 8.  Financial Information ....................................................................86

Item 9.  The Offer and Listing ....................................................................93

Item 10. Additional Information ...................................................................96

Item 11. Quantitative and Qualitative Disclosures about Market Risk ..............................115

Item 12. Description of Securities Other than Equity Securities ..................................118

PART II ..........................................................................................119

Item 13. Defaults, Dividend Arrearages and Delinquencies .........................................119

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds ............119

Item 15. Controls and Procedures .................................................................119

Item 16. [Reserved] ..............................................................................120

PART III .........................................................................................120

Item 17. Financial Statements ................................................................... 120

Item 18. Financial Statements ................................................................... 120

Item 19. Exhibits ............................................................................... 121

Index Of Defined Terms .......................................................................... 126

Annex A  The Brazilian Electricity Sector ....................................................... A-1

                      PRESENTATION OF FINANCIAL INFORMATION

     Companhia Energetica de Minas Gerais-CEMIG is a SOCIEDADE DE ECONOMIA MISTA (a state-controlled mixed capital company) organized and existing with limited liability under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to "CEMIG," "we" or the "Company" are to Companhia Energetica de Minas Gerais-CEMIG and its consolidated subsidiaries, except when the reference is specifically to Companhia Energetica de Minas Gerais-CEMIG (parent company only) or the context otherwise requires. References to the "REAL," "REAIS" or "R$" are to Brazilian REAIS (plural) and the Brazilian REAL (singular), the official currency of Brazil, and references to "U.S. dollars," "dollars" or "US$" are to United States dollars.

     We maintain our books and records in REAIS. We prepare our financial statements in accordance with accounting practices adopted in Brazil, including the principles that are established primarily through Law No. 6,404 of December 15, 1976, Law No. 9,457 of May 5, 1997 and Law No. 10,303 of October 31, 2001,
which we refer to collectively as the Brazilian Corporate Law. For purposes of this annual report, we have presented, and in future reports to be filed with the United States Securities and Exchange Commission, or the Commission, we intend to present, our consolidated financial statements and other financial information in REAIS in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For purposes of this annual report we prepared balance sheets as of December 31, 2002 and 2001 and the related statements of operations and comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 2002, 2001 and 2000, in REAIS all in accordance with U.S. GAAP. Deloitte Touche Tohmatsu has audited our consolidated financial statements at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

     From and after January 1, 1998, Brazil ceased to be considered a highly inflationary economy under U.S. GAAP and we have not restated financial information to reflect the effects of inflation as from that date. Therefore, for subsequent periods and dates, our financial statements and other financial data are presented in nominal REAIS and do not reflect effects of inflation. See note 2(b) to our consolidated financial statements.

     This annual report contains translations of certain REAL amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from REAIS at an exchange rate of R$3.5400 to US$1.00, the noon buying rate in New York City for cable transfers in REAIS as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2002. However, the REAL has recently experienced high volatility. See "Item 3. Key Information--Exchange Rates" for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into REAIS, or that REAIS can be converted into U.S. dollars, at the above rate or at any other rate.

                      MARKET POSITION AND OTHER INFORMATION

     The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the twelve-month period ended December 31, 2002 and is based on, or derived from, reports issued by the AGENCIA NACIONAL DE ENERGIA ELETRICA (National Electric Energy Agency of Brazil), or ANEEL.

     Certain terms are defined the first time they are used in this annual report. The "Index of Defined Terms" that begins on page 126 lists those terms and where they are defined. As used herein, all references to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively, references to "MW" and "MWh" are to megawatts and megawatt-hours, respectively, and references to "kW" and "kWh" are to kilowatts and kilowatt-hours, respectively.

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

                           FORWARD-LOOKING INFORMATION

     This annual report includes forward-looking statements, principally in "Item 3. Key Information," including "Risk Factors," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

     - general economic, political and business conditions, principally in Latin America, Brazil and the state of Minas Gerais, Brazil, or Minas Gerais;

     -    inflation and changes in currency exchange rates;

     -    changes in volumes and patterns of customer electricity usage;

     - competitive conditions in Brazil's electricity generation, transmission and distribution markets;

     - our expectations and estimates concerning future financial performance, financing plans and the effects of competition;

     -    our level of debt;

     - the likelihood that we will receive payment in connection with accounts receivable;

     - trends in the electricity generation, transmission and distribution industry in Brazil and Minas Gerais;

     - changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

     -    our capital expenditure plans;

     -    our ability to serve our customers on a satisfactory basis;

     - existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

     - existing and future policies of the federal government of Brazil, which we refer to as the Federal Government;

     - existing and future policies of the government of Minas Gerais, which we refer to as the State Government, including policies affecting its investment in us and the plans of the State Government for future expansion of electricity generation, transmission and distribution in Minas Gerais; and

     - other risk factors as set forth under "Item 3. Key Information--Risk Factors."

     The forward-looking statements referred to above also include information with respect to our capacity expansion projects that are under way and those that we are currently evaluating. In addition to the above risks and uncertainties, our potential expansion projects involve engineering, construction, regulatory and other significant risks, which may:

     -    delay or prevent successful completion of one or more projects;

     -    increase the costs of projects; and

     - result in the failure of facilities to operate or generate income in accordance with our expectations.

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

     The selected consolidated balance sheet data as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected income statement data as of December 31, 2000, 1999 and 1998 and for the years then ended has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report.

     U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from REAIS at R$3.5400 per US$1.00, the noon buying rate as of December 31, 2002. However, the REAL has recently experienced high volatility and has appreciated against the U.S. dollar. We cannot guarantee that U.S. dollars can be converted into REAIS, or that REAIS can be converted into U.S. dollars, at the above rate or at any other rate. On June 18, 2003, the noon buying rate for REAIS was R$2.9070 per U.S.$1.00. See "--Exchange Rates."

                                                                   AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------------------
                                                 2002           2002           2001           2000           1999          1998
                                              -----------    -----------    -----------    -----------    ----------    ----------
                                              (US$)(1)(2)   (In millions of R$ except per share/ADS data or as otherwise indicated)

INCOME STATEMENT DATA:
Net Operating revenues
  Electricity sales to final customers ....         1,542          5,458          4,587          4,478         3,678         3,159
  Regulatory extraordinary rate
    adjustment(3) .........................            79            281            789              -             -             -
  Electricity sales to the interconnected
    power system ..........................            45            161            517            145            63           132
  Use of basic transmission network .......            52            185            154            139            71             2
  Other operating revenues ................            73            260            150            124            93            61
  Tax on revenues .........................          (416)        (1,473)        (1,191)        (1,130)         (933)         (767)
  Total net operating revenues ............         1,376          4,872          5,006          3,756         2,972         2,587

Operating costs and expenses
  Electricity purchased for resale ........          (377)        (1,333)        (1,914)          (819)         (727)         (481)
  Natural gas purchased for resale ........           (43)          (152)           (84)           (60)          (36)          (20)
  Use of basic transmission network .......           (84)          (298)          (251)          (243)         (151)          (71)
  Depreciation and amortization ...........          (188)          (666)          (641)          (583)         (555)         (441)
  Personnel ...............................          (150)          (532)          (531)          (466)         (391)         (408)
  Regulatory charges ......................          (155)          (548)          (420)          (433)         (258)         (206)
  Third-party services ....................           (75)          (265)          (216)          (195)         (153)         (126)
  Employee post-retirement benefits .......           (58)          (207)          (293)          (238)         (193)         (475)
  Materials and supplies ..................           (22)           (78)           (70)           (71)          (59)          (45)
  Other ...................................           (67)          (238)          (274)          (208)         (290)         (133)
  Provision for loss on deferred
    regulatory assets .....................            (8)           (28)          (150)             -             -             -
  Provision for loss on account receivable
    from State Government .................             -              -           (754)             -             -             -
  Total operating costs and expenses ......        (1,227)        (4,345)        (5,598)        (3,316)       (2,813)       (2,406)

Operating income (loss) ...................           149            527           (592)           440           159           181

Financial expenses, net ...................          (148)          (525)           (48)           (42)         (295)          (40)

Income (loss) before income taxes
   and minority interests .................             1              2           (640)           398          (136)          141
Income taxes (expense) benefit ............            (7)           (26)           (78)           (32)          114           148
Minority Interests ........................             3             12             (1)             -             -             -
Net income (loss) .........................            (3)           (12)          (719)           366           (22)          289

Other comprehensive income (loss) .........            68            242            203             19          (168)            1
Comprehensive income (loss) ...............            65            230           (516)           385          (190)          290

Basic and diluted earnings (loss):
  Per thousand common shares ..............         (0.02)         (0.07)         (4.52)          2.30         (0.14)         1.82
  Per thousand preferred shares ...........         (0.02)         (0.07)         (4.52)          2.30         (0.14)         1.82
  Per ADS .................................         (0.02)         (0.07)         (4.52)          2.30         (0.14)         1.82

BALANCE SHEET DATA:
Assets
  Current assets ..........................           483          1,711          1,752          1,064           768           593
  Property, plant and equipment, net (in
    service) ..............................         2,633          9,322          9,325          9,705         9,503         9,822
  Construction in progress ................           219            777            516            592         1,032           904
  Deferred regulatory assets - long-term ..           472          1,670          1,245              -             -             -
  Account receivable from State Government            213            755            451            953           809           684
  Other assets ............................           263            931            773            484         1,016           858
  Total assets ............................         4,284         15,166         14,062         12,798        13,128        12,861

Liabilities
  Current portion of long-term financing ..           267            946            451            502           337           160
  Other current liabilities ...............           541          1,916          1,561          1,042         1,125           781
  Long-term financing .....................           732          2,593          2,029          1,088         1,039           981
   Employee post-retirement benefits ......           359          1,272          1,627          1,803         1,734         1,434
Shareholders' equity ......................         2,102          7,442          7,543          8,162         7,964         8,509
Capital stock .............................           403          1,428          1,396          1,396         1,396         1,396

                                                                   AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------------------
                                                 2002           2002           2001           2000           1999          1998
                                              -----------    -----------    -----------    -----------    ----------    ----------
                                              (US$)(1)(2)   (In millions of R$ except per share/ADS data or as otherwise indicated)
OTHER DATA:
Outstanding shares (thousands)
  Common ..................................             -     70,874,168     69,495,478     69,495,478    69,495,478    69,495,478
  Preferred ...............................             -     91,210,523     89,436,237     89,436,237    89,436,237    89,436,237
Dividends per thousand shares
  Common ..................................          0.58           2.04           0.65           1.18          2.23          3.21
  Preferred ...............................          0.58           2.04           0.65           1.18          2.23          3.21
Dividends per ADS
  Preferred ...............................          0.58           2.04           0.65           1.18          2.23          3.21
Dividends per thousand shares(4)
  Common ..................................             -           0.58           0.28           0.60          1.23          2.66
  Preferred ...............................             -           0.58           0.28           0.60          1.23          2.66
Dividends per ADS(4)
  Preferred ...............................             -           0.58           0.28           0.60          1.23          2.66

----------
(1) For purposes of this table, US$1.00 is equal to R$3.5400, the noon buying rate as of December 31, 2002. See "--Exchange Rates."
(2)       In millions, except per share/ADS data.
(3)       See note 4 to our consolidated financial statements.
(4) This information is presented in U.S. dollars at the noon buying rate in effect at the time of the declaration of the dividend.

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

     In the past, the Central Bank maintained a band within which the exchange rate between the REAL and the U.S. dollar fluctuated. Since January 15, 1999, the REAL has been permitted to float freely. During 1999 the REAL experienced high volatility and suffered a sharp decline against the U.S. dollar. During 2000 and 2001 the REAL continued to decline against the U.S. dollar. In 2002, factors including the effect of Argentina's debt default in December 2001 and concerns regarding the recent presidential elections in Brazil caused the REAL to lose a significant percentage of its value as measured against the U.S. dollar. However, the REAL has recently experienced high volatility and has appreciated against the U.S. dollar. Under the current free-floating convertibility exchange system, the REAL may undergo devaluation, or it may appreciate against the U.S. dollar and other currencies.

     The table below sets forth, for the periods indicated, the low, high, average and period-end noon buying rates for REAIS, expressed in REAIS per U.S.$1.00.

                                                                     REAIS PER US$1.00
MONTH                                                      LOW      HIGH     AVERAGE   PERIOD-END
-------------------------------------------------        ------    ------    -------   ----------
December 2002....................................        3.4390    3.7950     3.6268       3.5400
January 2003.....................................        3.2650    3.6590     3.4375       3.5130
February 2003....................................        3.5350    3.6640     3.5955       3.5650
March 2003.......................................        3.3320    3.5700     3.4567       3.3320
April 2003.......................................        2.8870    3.3290     3.1090       2.8870
May 2003.........................................        2.8750    3.0340     2.9517       2.9790
June 2003 (through June 18, 2003)................        2.8550    2.9770     2.8952       2.9070

                                                                     REAIS PER US$1.00
              YEAR ENDED DECEMBER 31,                      LOW      HIGH     AVERAGE   PERIOD-END
-------------------------------------------------        ------    ------    -------   ----------
1998.............................................        1.1160    1.2090     1.1605       1.2085
1999.............................................        1.2074    2.2000     1.8207       1.8090
2000.............................................        1.7230    1.9840     1.8301       1.9510
2001.............................................        1.9380    2.7880     2.3527       2.3120
2002.............................................        2.2730    3.9450     2.9235       3.5400

----------
Source: Federal Reserve Bank of New York

     Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs. We will make any distributions with respect to our preferred shares in REAIS and the depositary will convert these distributions into U.S. dollars for payment to the holders of ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the REAL price of the preferred shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations. See "--Risk Factors--Risks Relating to Brazil--Exchange rate instability may adversely affect our financial condition and results of operations."

RISK FACTORS

RISKS RELATING TO CEMIG

     WE ARE CONTROLLED BY THE STATE GOVERNMENT

     We are controlled by the State Government, which owns 51% of our outstanding common shares. Although the State Government controls us, it has not adopted any laws directly affecting our operations. However, the State Government has the right to vote the majority of our voting common shares, which currently includes the power to:

     -    elect the majority of our directors; and

     - determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and amount of any dividends or interest on capital.

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

     DIFFICULTIES RELATING TO THE RESTRUCTURING OF OUR OPERATIONS COULD ADVERSELY AFFECT OUR BUSINESS

     Historically, we have been a vertically integrated electric power company, combining generation, transmission and distribution operations in one operating entity. However, the concession agreements we signed in 1997 with the Federal Government's DEPARTAMENTO NACIONAL DE AGUAS E ENERGIA ELETRICA (National Department of Water and Electrical Energy), or DNAEE, the predecessor to ANEEL, the agency that regulates the Brazilian energy sector, require us, as well as other vertically integrated electric power companies in Brazil, to separate our generation, transmission and distribution operations into distinct operating units. Pursuant to these concession agreements, we would organize these units into three separate subsidiaries, each wholly owned by CEMIG, and each of which would conduct our previously integrated generation, transmission and distribution operations. See "Item 4. Information on the Company--Organizational Structure and Unbundling." Under the new structure, each operating subsidiary would be required to operate independently and in compliance with rate, service, network and other regulations applicable to its particular business unit. Because we are a state-controlled company, specific state legislation, in addition to shareholder approval, is required in order for us to create these new subsidiaries.

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

     Notwithstanding the information in the preceding paragraphs, due to public statements by the Federal Government and reports by the media, we expect that the Federal Government will modify the regulatory framework of the energy sector in the near term and, as a result, the restructuring of vertically integrated electric power companies may no longer be required. If the restructuring requirements are eliminated, we would request that ANEEL amend our concession agreements to remove the restructuring clauses and we would terminate our restructuring plans. However, no assurance can be given that the Federal Government will so modify the regulatory framework of the energy sector or that we will no longer be required to restructure our operations.

     DELAYS IN THE EXPANSION OF OUR FACILITIES MAY SIGNIFICANTLY INCREASE OUR COSTS

     We are currently engaged in the construction of additional hydroelectric plants and the evaluation of other potential expansion projects. Our ability to complete an expansion project on time, within a determined budget and without adverse economic effects, is subject to a number of risks. For instance:

     - we may experience problems in the construction phase of an expansion project;

     - we may face regulatory or legal challenges that delay the initial operation date of an expansion project;

     - our new or modified facilities may not operate at designated capacity or may cost more to operate than we expect; and

     - we may not be able to obtain adequate working capital to finance our expansion projects.

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

     WE ARE CURRENTLY OPERATING WITHOUT INSURANCE POLICIES

     Our insurance policies that covered damages to our power plants caused by fire and risks such as equipment failures expired on December 31, 2001, and since that time we have not obtained additional coverage. We are in the process of soliciting bids from insurance carriers for new insurance policies to cover these risks. We also do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods, for business interruption risk or for operating system failures.

     Although we have not experienced significant losses arising from our lack of insurance, should losses or other liabilities relating to these risks occur prior to our entry into relevant insurance policies covering these risks, we may incur significant costs. In addition, even after we were to obtain insurance policies for fire and operational risks, we may incur significant unexpected costs relating to liabilities that are not covered by these policies, including consequential damages suffered by our customers as a result of interruptions in power distribution or liabilities that exceed the limits of our insurance coverage. These events could have a material adverse effect on our financial condition and results of operations. See "Item 10. Additional Information--Insurance."

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

     After all of our eligible payables and debt to the Federal Government had been offset against our CRC Account balance, we entered into an agreement with the State Government in May 1995 to transfer the obligation to pay the balance of our CRC Account from the Federal Government to the State Government in return for a promissory note from the State Government payable in monthly installments plus interest. The assignment agreement relating to this transfer, referred to as the CRC Account Agreement, requires the State Government to make monthly payments to us over twenty years with an initial three-year grace period for interest and principal payments. Interest on the amount payable under the CRC Account Agreement accrues at a rate of 6% per year plus inflation adjustments. Interest commenced accruing on May 2, 1995, and deferred interest during the initial three-year grace period was capitalized.

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

     One amendment restructures past due amounts with original due dates from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. We can offset the amounts due under this amendment, which totaled R$755 million as of December 31, 2002, against payments of dividends and interest on capital that we are required to make to the State Government as our shareholder. As of December 31, 2002, the State Government was entitled to receive approximately R$50 million of dividends. Of this amount, we have allocated R$22.5 million to the construction of our Irape power project. See "Item 4. Information on the Company--Generation and Purchase of Electric Power--Expansion of Generation Capacity." We have allocated the remaining R$27.5 million to offset overdue amounts under this amendment. Because we have not received payment of the amounts due under this amendment, we do not intend to pay these dividends to the State Government.

     The other amendment covers installments under the CRC Account Agreement originally due January 1, 2003 through May 1, 2015, representing approximately R$989 million, adjusted to present value, as of December 31, 2002. Since this amendment did not include any guarantees that would assure the realization of the amounts due thereunder, we recorded a full provision for loss for this asset as of December 31, 2001. See note 3 to our consolidated financial statements. Each of the amendments to the CRC Account Agreement is described more fully under "Item 10. Additional Information--Material Contracts."

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

     RELATIVELY FEW CUSTOMERS ACCOUNT FOR A DISPROPORTIONATELY LARGE SHARE OF OUR REVENUES

     The majority of the energy we sell is purchased by large industrial customers. Our industrial customers are engaged in the steel, non-ferrous metal, ferroalloy, mining, cement and automotive sectors. For the year ended December 31, 2002, our ten largest industrial customers accounted for approximately 10% of our revenues and approximately 19.6% of the total quantity of electricity sold by us. Our industrial customers, in the aggregate, accounted in the year ended December 31, 2002 for approximately 61.5% of our total volume of electrical power sales and approximately 40.6% of our revenues. For more detailed information on our customers, see "Item 4. Information on the Company--Customers and Billing--Customer Base."

     While we have long-term contracts with substantially all of our major customers, any disruption in existing customer relationships could have a material adverse effect on our results of operations. For example, it is possible that a number of our large industrial clients may become self-power producers, or SPPs, in order to obtain the right to generate electricity for their own use. In April 2002, our largest industrial client in 2001 became an SPP and has gradually reduced the amount of energy it purchases from us since then. See Item 4. "Information on the Company--Customers and Billing." In addition, when these customers' contracts with us expire, the regulatory system being implemented in the Brazilian electricity sector will allow these customers to contract with other electric utilities, traders or directly with generators provided that such customers can be classified as free customers (those customers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more).

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

     OUR REVENUE MAY SUFFER AS A RESULT OF THE INTRODUCTION OF REGULATIONS THAT ENCOURAGE COMPETITION IN THE ENERGY MARKET

     In order to permit the gradual introduction of competition into the energy market and to protect market participants from exposure to volatile wholesale spot market prices, in 1998 ANEEL implemented a transition period during which time purchases and sales of energy have been made through regulated contracts, known as initial contracts, with the prices and volumes of such contracts approved by ANEEL. This transition period expires in 2005.

     From 2003 to 2005, the volume of electricity allowed to be purchased and sold pursuant to initial contracts will be reduced by 25% per year. The "deregulated" energy will be bought and sold through contracts with terms of six months or more awarded through public auctions, through bilateral contracts with terms of less than six months, and through the MERCADO ATACADISTA DE ENERGIA ELETRICA (Wholesale Energy Spot Market), or MAE. During this period, the total amount of energy bought or sold by a concessionaire through such bilateral contracts and the MAE may not exceed 5% of the electric energy market of such concessionaire in any given month. Accordingly, 95% of the energy we provide to final customers must come from our own generation plants or be purchased under contracts with a term of at least six months that were awarded through public auction. If we purchase energy in excess of this 5% limit from bilateral contracts and the MAE, such energy will be priced at a higher statutory rate.

     In addition, our current practice includes delivering electricity produced by our generation plants to our distribution area according to terms equivalent to those contained in initial contracts. We believe that this practice does not violate ANEEL restrictions. However, ANEEL has informed us that because we are considered to be a vertically-integrated utility, we cannot use initial contract terms to deliver electricity that we produce to our distribution business. We are in the process of discussing this further with ANEEL and we do not expect to incur any loss as a result of those discussions. However, ANEEL could force us to stop delivering electricity from our generation plants to our distribution areas. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Competition" in Annex A.

     We cannot assure you that we will be able to produce enough energy and/or enter into enough electricity purchase agreements awarded by public auction to satisfy the 95% requirement mentioned above. In addition, we cannot assure you that the costs associated with any power purchase agreements that we must enter into will be passed on to our customers. As a result, our revenue, net income, financial position and results of operations may suffer.

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

     In light of the degree of discretion granted to the Federal Government by the Concessions Law with respect to renewal of existing concessions, and given the lack of long-standing precedents with respect to the Federal Government's exercise of such discretion and interpretation and application of the Concessions Law, we cannot give you any assurance that additional concessions will not be lost or that concessions will not have to be renewed on terms that may be less favorable than those currently in effect. See "Item 4. Information on the Company--Competition--Concessions" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Concessions" in Annex A. In addition, it is possible that our large industrial clients that become SPPs may obtain certain concessions for the generation of electric power in a given area, which could adversely affect our results of operations.

     OUR CONCESSIONS MAY BE REVOKED, CANCELLED OR EXPROPRIATED

     We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. ANEEL may impose any of the following penalties on us in the event that we fail to comply with any provision of our concession agreements:

     - fines of up to 2% of our annual gross revenues, depending on the severity of the noncompliance;

     - temporary suspension from participating in public bidding processes to obtain new concessions, permissions or authorizations from ANEEL, as well as from contracting with governmental agencies;

     -    administrative intervention; and

     -    revocation of our existing concessions.

     In addition, a concession agreement may be terminated by ENCAMPACAO (government expropriation) for public interest purposes. In such a case, all assets, rights and privileges transferred to the concessionaire by the Federal Government under the terms of the concession agreement would revert to the Federal Government and the concessionaire would be indemnified to a degree for its investments in such assets.

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

     WE ARE UNABLE TO PREDICT THE IMPACT OF A RAPIDLY CHANGING REGULATORY ENVIRONMENT ON OUR BUSINESS AND RESULTS OF OPERATIONS

     In recent years, the Federal Government has undertaken policies that have had a far-reaching impact on the Brazilian energy sector and, in particular, the electric power industry and electric power markets. In a sector that was once dominated by Brazilian federal and state-controlled energy companies that maintained proprietary pricing power in what were, essentially, closed markets, ANEEL has adopted policies and regulations designed to encourage privatization of companies in the sector, open market pricing, separate vertically integrated generation, transmission and distribution companies, promote competition in the wholesale energy market and facilitate competition in regional and local distribution markets where concessionaires previously had operated on an exclusive basis in their concession markets.

     However, we believe that the current Federal Government administration, which was elected in October 2002, may take actions that alter or reverse the trend toward privatization in favor of an increased governmental role in the planning, regulation and operation of the Brazilian electricity sector. Specifically, the Federal Government indicated that it intends to amend certain aspects of the regulatory framework of the energy sector to strengthen the Federal Government's role with respect to implementation of regulatory initiatives and oversight of the sector. Although no official announcement has been made, we expect that an announcement regarding these changes may be made in the second half of 2003. These changes and other regulatory changes might have an adverse effect on our financial condition, future results of operations, cash flows and business prospects.

     The Federal Government-mandated electricity rationing program in Brazil from June 1, 2001 to February 28, 2002 resulted in a reduction in our revenues. In late 2001 we entered into an agreement with the Federal Government whereby a special rate adjustment was allowed in order to reimburse us for revenue losses, certain uncontrollable costs referred to as Parcel A costs and the costs of certain transactions on the MAE incurred as a result of the rationing period. In 2001 and 2002 we recorded deferred regulatory assets expected to be recovered up to a maximum of 82 months from January 2002 as a result of this rate increase. This recordation was based on certain assumptions. While we believe these assumptions are conservative, there can be no assurance that these assumptions will ultimately prove to be correct or that we will be able to recover the amount recorded. If we are not able to recover the amount recorded during the 82 month period, we may be required to take an impairment charge in respect of our deferred regulatory assets, which charge would have an adverse effect on our results of operations, cash flows and financial position. See note 4 to our consolidated financial statements.

     WE MAY NOT BE ABLE TO COMPLETE OUR PROPOSED CAPITAL EXPENDITURE PROGRAM

     We plan to spend approximately R$3.6 billion during the period from 2003 through 2007 on the construction of new power installations and the refurbishment and maintenance of existing power plants and transmission and distribution systems. Our ability to carry out this capital expenditure program is dependent upon a variety of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other contingencies. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give you any assurance that we will have the financial resources to complete this program.

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

     WE MAY INCUR LOSSES IN CONNECTION WITH PENDING LITIGATION AND ARBITRATION

     We are currently a party to several legal proceedings relating to civil, administrative, environmental, tax and other claims filed against us. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include reserves relating to litigation and arbitration totaling R$245 million as of December 31, 2002 (excluding labor-related matters) for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. In the event that our legal reserves prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have a material adverse effect on us.

     LABOR-RELATED LEGAL CLAIMS, STRIKES AND/OR WORK STOPPAGES COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS

     Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into a collective bargaining agreement with the labor unions representing most of these employees.

     We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and hazardous occupation compensation. As of December 31, 2002, these employees were seeking, in the aggregate, approximately R$87.1 million in compensation, and at that date we had accrued a liability of approximately R$69.7 million with respect to these claims. We are also defending, with FUNDACAO FORLUMINAS DE SEGURIDADE SOCIAL--FORLUZ (the Forluminas Social Security Foundation), or Forluz, the entity responsible for managing our employee pension fund, a claim brought by Sindieletro, the organization representing our employees' labor unions. Sindieletro asserts that we failed to make certain allegedly obligatory cost-of-living increases in contributions to our employee pension funds. As of December 31, 2002, the plaintiff in this action was seeking R$593.7 million. We have not accrued any liability related to this claim because we believe that we have a meritorious defense. For a more detailed discussion of these and other labor-related proceedings, see "Item 8. Financial Information--Legal Proceedings--Labor and Pension Fund Obligations."

     We have not experienced any material labor unrest during the last three years. Nevertheless, our operations might be interrupted by a strike in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor action. In the event of a strike, we might face an immediate loss of revenue.

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

     OUR INVESTMENT IN THE TELECOMMUNICATIONS SECTOR MAY NOT HAVE RETURN WE
     EXPECT

     Infovias began operations in January 2001 and its subsidiary WAY TV Belo Horizonte S.A. began operations in 2002. We consider these businesses to be a strategic use of our existing infrastructure. The telecommunications business will require additional investments to be considered complete and competitive. We perform periodic evaluations of Infovias and WAY TV, in order to determine their ability to run their businesses on a stand-alone and profitable basis, as well as to determine the need for an impairment reserve for this investment. While currently available projections did not reveal the need for such an impairment reserve, there can be no assurance that our investment will be profitable or that an impairment reserve may not be needed in the future.

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

     Brazil's President, Luiz Inacio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. We cannot predict the policies that this new administration may adopt or the effect that those policies may have on Brazilian economic conditions, investor confidence in Brazilian companies, our results of operations and/or the price of the preferred shares and ADSs. The new administration may adopt policies that contribute to the creation of an environment that is perceived to be less favorable to Brazilian business and industrial interests than the environment under former President Fernando Henrique Cardoso.

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

     Accordingly, our business, financial condition and results of operations may be adversely affected by a variety of political and economic factors, including those relating to:

     -    electricity rates;

     -    price controls or rationing of electricity consumption;

     -    electricity purchase subsidies for final customers;

     - the adoption of measures to increase competition in exclusive concession areas;

     -    exchange controls;

     -    currency fluctuations;

     -    inflation;

     -    price instability;

     -    interest rates;

     -    increases in our tax burden pursuant to changes in tax policy;

     -    policies adopted by the new presidential and state administrations;
          and

     - other political, diplomatic, social and economic developments in or affecting Brazil.

     INFLATION, AND CERTAIN GOVERNMENTAL MEASURES TO CURB INFLATION, MAY CONTRIBUTE SIGNIFICANTLY TO ECONOMIC UNCERTAINTY IN BRAZIL AND MAY HEIGHTEN VOLATILITY IN THE BRAZILIAN SECURITIES MARKET

     Historically, Brazil has experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to curb inflation, have had in the past significant negative effects on the Brazilian economy and have contributed to heightened volatility in the Brazilian securities market. Except for energy purchases from Itaipu Binacional, or Itaipu, which are denominated in U.S. dollars, and financial expenses relating to loans in foreign currencies, our cash operating expenses are substantially all in REAIS and tend to increase with Brazilian inflation because the cost of wages and other operating expenses generally increase according to consumer prices. High inflation generally leads to higher domestic interest rates, and, as a result, our costs of REAL-denominated debt are higher during periods of inflation. In addition, to the extent that the rate of inflation exceeds the increases in rates that we are allowed to charge our customers, our operating margins will be adversely affected. On the other hand, if the rate of inflation in Brazil is lower than the rate of appreciation of the U.S. dollar and other foreign currencies against the REAL, our cost in real terms of paying interest on our foreign currency denominated debt will be higher.

     Since the introduction of the REAL in July 1994, Brazil's inflation rate has been substantially lower than in previous periods. Inflation, as measured by the IGP-DI, was 5.25% for the period from January 1, 2003 to May 31, 2003, 26.41% in 2002, 10.4% in 2001, 9.81% in 2000, 19.98% in 1999 and 1.70% in 1998.
If Brazil experiences substantial inflation, our operating expenses and borrowing costs may increase, our profit margins may be reduced and, if investor confidence lags, the price of the preferred shares and ADSs may fall. If economic difficulties are provoked by or occur at the same time as inflation, then our revenues may also be negatively affected.

     EXCHANGE RATE INSTABILITY MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Because substantially all of our revenues are denominated in REAIS and we have foreign currency-denominated debt and other liabilities, our results of operations may be adversely affected by devaluation of the REAL against such foreign currencies, including the U.S. dollar. Devaluation of the REAL may produce exchange losses on our debt denominated in foreign currencies. In addition, devaluation may result in additional expense relating to required U.S. dollar-denominated purchases of electricity from Itaipu, one of the largest operating hydroelectric plants in the world jointly developed by the governments of Brazil and Paraguay. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

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

     The REAL depreciated by approximately 52.27% relative to the U.S. dollar in 2002 due to factors including the effect of Argentina's debt default in December 2001 and concerns regarding the recent presidential elections in Brazil. On January 2, 2002, the noon buying rate for REAIS was R$2.3100 per U.S.$1.00. On December 31, 2002, the noon buying rate for REAIS was R$3.5400 per U.S.$1.00. However, the REAL has recently experienced high volatility and has appreciated against the U.S. dollar. On June 18, 2003, the noon buying rate for REAIS was R$2.9070 per U.S.$1.00. Under the current free-floating currency exchange rate system, there can be no assurance that the REAL will not depreciate or appreciate against the U.S. dollar and other currencies.

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

     INTEREST RATE INSTABILITY MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     At December 31, 2002, we had approximately R$3,539 million in loans and financing outstanding, of which approximately R$2,119 million bore interest at floating rates. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources." Interest rates in Brazil historically have been higher than in many other countries. In recent years, interest rates have been used by the Federal Government as a fiscal policy tool to avoid increased inflation and to control demand for foreign currency. Recent economic events in Brazil have resulted in additional Federal Government intervention. Although the Central Bank reduced Brazil's benchmark interest rate to 18.75% on February 20, 2002, to 18.50% on March 20, 2002 and to 18% on July 17, 2002, the Central Bank raised the interest rate to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. On June 19, 2003, the Central Bank lowered the interest rate to 26.0%.

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

     Currently, the poor economic situation in Argentina, Brazil's major trading partner (which accounted for 4% of Brazil's exports in 2002) represents a significant external risk to the Brazilian economy. In particular, we are concerned about Argentina's insolvency, the devaluation of the Argentina peso and its default on its public debt. While we do not have any direct business relationship with Argentina or Argentine companies, to the extent that the Argentine government is unsuccessful in preventing further economic decline, this crisis may produce harmful consequences in the Brazilian economy, potentially reducing demand for electrical energy and affecting our results of operations.

     Other instances of economic and political instability in Latin America such as Venezuela's recent political instability and civil unrest, which has had a material adverse effect on the Venezuelan economy, may have an adverse affect on the Brazilian economy and on the market price of the preferred shares and the ADSs.

     There is a risk that a continuation or worsening of these conditions in Argentina, Venezuela or other emerging markets, or similar future developments in emerging markets, could adversely affect our financial condition and our ability to raise capital when needed and could also undermine investor confidence in securities issued by companies in Latin America, such as the preferred shares and the ADSs, causing their market price to suffer.

     CHANGES IN THE RATE-SETTING STRUCTURE APPLICABLE TO BRAZILIAN ELECTRIC UTILITIES, AS WELL AS OTHER ACTIONS BY THE FEDERAL GOVERNMENT, COULD CAUSE OUR NET INCOME TO DECREASE

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

     There can be no assurance that we will be able to obtain needed rate increases in the future, nor that any rate increases that we actually receive will be sufficient for us to operate at a profit. Furthermore, if the Federal Government makes further changes to Brazil's rate-setting structure that make it more difficult for us to obtain needed rate increases, our results of operations may be adversely affected. In April 2003, the Federal Government, fearing that rate increases may contribute to overall inflation in Brazil, decided to delay until 2004 a rate increase to which we were entitled under ANEEL resolutions. See note 4 to our consolidated financial statements. This rate increase was to have taken effect in April 2003 and was intended to reimburse us for certain uncontrollable costs that are referred to as Parcel A costs. In addition, a portion of the MAE transaction proceeds to which we are entitled under the ACORDO GERAL DO SETOR ELETRICO, or General Agreement of the Electricity Sector, have been retained by other utilities pending the outcome of a lawsuit we have filed against ANEEL and the MAE. See "Item 8. Financial Information---Legal Proceedings--Rate Increases and Regulatory Matters" and "The Brazilian Electricity Sector--Brazilian Electricity System Overview--Federal Government Actions to Reimburse Electric Utilities" in Annex A.

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

     We are also subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios. These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil. These and other covenants could limit our ability to support our liquidity and capital resource requirements. We are currently not in compliance with some of these covenants. However, we have obtained waivers from our creditors which affirm that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amounts due. However, these waivers must be renewed on a quarterly basis and are conditioned upon our continued compliance with certain requirements. We cannot assure you that we will be able to renew these waivers and that in such case the relevant creditors will not accelerate payment. See note 17 to our consolidated financial statements and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

     THE EFFECTS OF FEDERAL GOVERNMENT MANDATED POWER RATIONING MAY CONTINUE TO CAUSE OUR NET INCOME TO DECREASE

     Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil's significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. These factors led to Federal Government mandated power rationing, decreases in electric energy consumption, restrictions on our ability to distribute electricity and, ultimately, a reduction in our revenue and net income in 2001 and 2002. Future power rationing, resulting from low rainfall levels or otherwise, could adversely affect our financial performance in future periods.

     The Federal Government mandated rationing was discontinued at the end of February 2002 due to a recovery in water levels at reservoirs that power hydroelectric power generation facilities. However, electrical power consumption following the end of rationing has been sluggish and as a result revenues from our distribution business have not recovered at the level we had anticipated. Currently, there is excess electrical capacity in Brazil's interconnected power system. Such excess capacity may continue to adversely affect our revenues in the coming years.

     GOVERNMENTAL MORATORIUMS OR DEFAULTS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND THE MARKET PRICE OF THE PREFERRED SHARES AND ADSs

     In January 1999, the State Government, our controlling shareholder, affirmatively suspended its debt repayments to the Federal Government for a period of 90 days, and the Federal Government blocked payments to the State Government in response. The State Government has complied with its payment obligations to the Federal Government since that time through contractual set-off provisions. In 2001, the State Government threatened to declare a moratorium on its debt payments to the Federal Government but did not act on this threat. As of December 31, 2002, the State Government owed approximately R$30.1 billion to the Federal Government.

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

     In addition, we have a significant receivable from the State Government, which is described under "--Risks Relating to CEMIG--We may not be able to collect a significant receivable from the State Government." If the Federal Government were to suspend its payments to the State Government, our ability to collect this receivable would be adversely affected and our financial condition could suffer.

     TERRORIST ATTACKS AND CERTAIN ACTIONS TAKEN BY THE UNITED STATES OR OTHERS COULD ADVERSELY AFFECT GLOBAL ECONOMIC CONDITIONS AND OUR BUSINESS

     The terrorist attacks on September 11, 2001 depressed economic activity in the United States and globally, including in Brazil. It is not certain how long these economic conditions will continue. Although the extent of the impact remains unclear, it has already resulted in:

     -    increased short-term volatility in the market price of securities;

     -    a significant decline in corporate earnings estimates;

     - substantial losses in important industries, including the air transport and insurance industries; and

     -    a significant erosion of consumer confidence.

     If additional terrorist attacks occur, the post-war situation in Iraq worsens or other wars are declared by the United States or others, economic conditions in the United States and internationally are likely to deteriorate. Our business, financial condition and results of operations may be materially and adversely affected as a result of any such actions. These events could also cause the market price of the preferred shares and the ADSs to suffer.

     THE PENDING TAX REFORM IN BRAZIL MAY INCREASE OUR TAX BURDEN

     The Federal Government has proposed a broad tax reform in Brazil, mainly designed to reduce public deficit through an increase in tax collection. It is expected that the final tax reform bill will be submitted to the Brazilian Congress for approval during 2003, although we cannot assure you that this will occur. We may have a higher tax burden if the tax reform bill is approved and implemented.

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

     EXCHANGE CONTROLS AND RESTRICTIONS ON REMITTANCES ABROAD MAY ADVERSELY AFFECT HOLDERS OF ADSs

     You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of REAIS into foreign currencies. The Federal Government imposed remittance restrictions for approximately three months in late 1989 and early 1990. Restrictions like these would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, from REAIS into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Federal Government will not take similar measures in the future. See "Item 3. Key Information--Exchange Rates."

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

     THE RELATIVE VOLATILITY AND ILLIQUIDITY OF THE BRAZILIAN SECURITIES MARKET MAY ADVERSELY AFFECT YOU

     Investing in Latin American securities, such as the preferred shares or the ADSs, involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, such as, among others:

     - changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, with respect to their investments; and

     - restrictions on foreign investment and on repatriation of capital invested.

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

     At December 31, 2002, we generated electricity at 44 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed capacity of 5,712 MW. At the same date, we owned and operated 3,019 miles of transmission lines and 215,435 miles of distribution lines. We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

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

     Additional Minas Gerais state legislative changes enacted in 1997 authorized us to participate in non-energy activities that can be carried out using our operating assets. In January 1999, we incorporated Empresa de Infovias S.A., or Infovias, a telecommunication service provider, as a joint venture with AES Forca e Empreendimentos Ltda., part of the AES Corporation group. In 2002, we purchased AES Forca e Empreendimentos Ltda.'s interest in Infovias. We also provide consulting services and have entered into consulting agreements with electricity companies in several countries.

BRAZIL'S ENERGY MARKET

     GENERAL

     The Brazilian electricity sector consists primarily of separate generation, transmission, and distribution activities within a few vertically integrated companies traditionally owned by the federal or state governments. During the last four years, many of the state-controlled companies have been privatized in an effort to promote efficiency and competition in the sector. However, we believe that the current Federal Government administration, which was elected in 2002, does not intend to allow the privatization trend to continue in the power sector. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Privatization" in Annex A.

     REGULATION

     The Brazilian electricity industry is regulated by ANEEL. ANEEL's responsibilities include, among others, (i) granting and supervising concessions for electricity generation, transmission and distribution, (ii) establishing regulations for the electricity sector, including the approval of electricity rates, (iii) overseeing and auditing the activities of electric power concessionaires, and (iv) implementing and regulating the use of electricity, in the form of both thermal and hydroelectric power. In order to establish competition and to ensure short-term power supply to the market in Brazil upon deregulation of the power industry, the Federal Government created the MAE, which functions as a clearing house for wholesale electric energy trading transactions.

     The electricity industry in Brazil reached a critical point in 2001, as the result of a series of regulatory, meteorological and market-driven problems. The combined effects of growth in demand for electricity, decreased rainfall and Brazil's significant dependence on hydroelectric generating capacity led to shortages of electricity to meet expected demand in certain regions of Brazil. In addition, the MAE had a poor performance record due to an inability to resolve commercial disputes. As a result, the Federal Government, effective as of June 2001, implemented the Electricity Rationing Plan. The Electricity Rationing Plan placed significant restrictions on electric power consumption by residential, commercial, industrial and governmental consumers throughout the industrialized Southeast of Brazil, resulting in substantially diminished revenues for a number of electric power concessionaires, including us. The Electricity Rationing Plan was discontinued at the end of February 2002. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Restrictions and Rationing" in Annex A.

     In order to address some of the economic losses experienced by electricity concessionaires in the areas affected by the Electricity Rationing Plan, an industry-wide agreement was reached with ANEEL. This agreement, known as the General Agreement of the Electricity Sector, applies to our generation and distribution businesses. See notes 2(q) and 4 to our consolidated financial statements. The General Agreement of the Electricity Sector seeks to remedy the income losses incurred by both generation and distribution businesses in Brazil as a result of the Electricity Rationing Plan. The General Agreement of the Electricity Sector provides, among other things, that:

     - distribution companies are entitled to recover rationing-related losses through an extraordinary consumer rate increase beginning in January 2002 that will be in force for an average period of 72 months;

     - thermoelectric power plants dispatched in order to fulfill the contractual requirements of the hydroelectric power plants are to be paid at the spot price by the hydroelectric power plant generators (up to a price cap), with final customers paying the difference between the spot price and the allowed price cap through rate increases; and

     - distribution companies will use proceeds from the extraordinary rate increase to pay approximately 97% of the amounts originally payable under the initial contracts in order to provide the generation companies with recovery of their contractually allowed revenue amounts.

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

     RATES

     Electric rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in response to changes in operating costs, cost of capital, market conditions and operating efficiencies realized by distributors over time. Each distribution company's concession agreement also provides for an annual readjustment of rates based on increased costs due to inflation and regulatory charges, the cost of electricity purchased for resale, the cost for use of hydroelectric resources and transmission cost. The inflation adjusted cost variation is reduced by a factor called the "X factor." The X factor is the gain obtained by distributors due to market growth over the five year period in which the rates are valid. In the first 5 year period in which the X factor was used, the X factor was zero. In 2003, ANEEL, as part of its rate review, set the new X factor to 1% to be applied until 2008 with up to an additional 1% to be applied depending on our relative position in an annual customer satisfaction survey conducted by ANEEL. In April 2003, ANEEL provided for a 31.53% average increase in the rates that we can charge to our final customers. As discussed above, ANEEL, through the General Agreement of the Electricity Sector, has provided for extraordinary rate increases to compensate distribution companies for losses incurred as a result of the Electricity Rationing Plan.

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

     Notwithstanding the information in the preceding paragraphs, due to recent public statements by the Federal Government that were reported by the news media, we expect that the Federal Government will modify the regulatory framework of the energy sector in the near term and that, as a result, the restructuring of vertically integrated electric power companies may no longer be required. If the restructuring requirements are eliminated, we would request that ANEEL amend our concession agreements to remove the restructuring clauses and we would terminate our restructuring plans. See "Risk Factors--Risks Relating to CEMIG--Difficulties relating to the restructuring of our operations could adversely affect our business."

BUSINESS OVERVIEW

     GENERAL

     During 2002, we generated at our own plants approximately 57% of the aggregate amount of energy sold by us to final customers and lost due to technical and non-technical reasons, and we purchased the balance from third parties. We are required, like other Brazilian electric utilities, to purchase electricity from Itaipu in an amount determined by the Federal Government based on our electricity sales. See "--Generation and Purchase of Electric Power--Purchase of Electric Power--Itaipu." In addition, we purchase energy from other concessionaires and the interconnected power system. See "--Generation and Purchase of Electric Power--Purchase of Electric Power--Interconnected Power System." We also purchase energy generated by SPPs and independent power producers, or IPPs, that are located within our concession area. As part of our distribution activity, we deliver the energy that we purchase from the aforementioned sources to our final customers and the interconnected power system. We also deliver energy generated by the SPPs and IPPs at their own facilities.

     The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

                                                                           YEAR ENDED DECEMBER 31,
                                                                      --------------------------------
                                                                         2002         2001        2000
                                                                      -------     --------    --------
Electricity generated by CEMIG.................................        21,608       18,957      30,228
Electricity generated by SPPs..................................         1,234        1,003       2,005
Electricity generated by Ipatinga(1)...........................           348          344         301
Electricity generated by Sa Carvalho(2)........................           425          325          27
Electricity purchased from Itaipu..............................        12,735       11,935      13,967
Electricity purchased from the interconnected
   power system and other concessionaires......................        13,022       14,420       2,851
Electricity delivered to final customers.......................        34,862       34,279      37,542
Electricity delivered to SPPs..................................         1,323        1,323       1,618
Electricity delivered to Ipatinga(1)...........................           348          344         301
Electricity delivered to Sa Carvalho(2)........................           425          325          27
Electricity delivered to the interconnected power system and
   other concessionaires.......................................         7,863        7,120       5,767
Losses(3)......................................................         4,551        3,593       4,124

----------
(1) This refers to Usina Termica Ipatinga S.A. See "--Generation and Purchase of Electric Power--Generation Subsidiaries."
(2) This refers to Sa Carvalho S.A. See "--Generation and Purchase of Electric Power--Generation Subsidiaries."
(3) Energy losses are cumulative for the periods ending on the dates specified and occur primarily in the ordinary course of transmission and distribution of electric energy and, to a lesser extent, as a result of illegal connections and for other reasons. See "--Energy Losses."

     GENERATION

     At December 31, 2002, we were the sixth largest electric power generation concessionaire in Brazil as measured by total installed capacity. At December 31, 2002, we generated electricity at 44 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed generation capacity of 5,712 MW, of which hydroelectric plants accounted for 5,540 MW, thermoelectric plants accounted for 171 MW and our wind farm accounted for 1 MW. Seven of our hydroelectric plants accounted for approximately 87% of our installed electric generation capacity in 2002. We supplied approximately 97% of the electricity consumed in Minas Gerais during 2002. During the year ended December 31, 2002, we generated approximately 57% of the aggregate amount of electricity we delivered to final customers and lost due to technical and non-technical reasons. See "--Energy Losses."

     TRANSMISSION

     We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to final customers. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the national transmission grid regulated by the OPERADOR NACIONAL DO SISTEMA (National System Operator), or ONS. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Regulatory Agencies" in Annex A. As of December 31, 2002, our transmission network in Minas Gerais consisted of 1,352 miles of 500 kV lines, 1,201 miles of 345 kV lines and 466 miles of 230 kV lines, as well as 30 substations with a total of 89 transformers and an aggregate transformation capacity of 14,563 MVA.

     DISTRIBUTION

     We have an exclusive distribution concession in Minas Gerais for customers that demand less than 3 MW of electricity at voltage levels lower than 69 kV. Our concession area covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2002, we owned and operated 215,435 miles of distribution lines, through which we supplied electricity to nearly 5.6 million customers. At December 31, 2002, we were the largest electricity distribution concessionaire in Brazil in terms of GWh sold to final customers. Of the electricity we supplied to end users as of December 31, 2002, 61.5% was to industrial customers, 17.9% was to residential customers, 9.2% was to commercial customers and 11.4% was to rural and other customers.

     OTHER BUSINESSES

     While our main business consists of the generation, transmission and distribution of electric power, we also engage in the business of distributing natural gas in Minas Gerais through our consolidated, majority-owned subsidiary Gasmig. We also engage in the telecommunications business through our consolidated subsidiary Infovias, a company created for the purpose of providing a fiber-optic and coaxial cable network installed along our transmission and distribution lines through which telecommunication services can be provided. We are also engaged in the international consulting business and count several electric utilities in foreign countries as clients in this area.

REVENUE SOURCES

     The following table shows the revenues attributable to each of our principal revenue sources for the periods indicated:

                                                  YEAR ENDED DECEMBER 31,
                                                ---------------------------
                                                  2002      2001      2000
                                                --------   -------   -------
Electricity sales to final customers ........     5,458     4,587     4,478
Regulatory extraordinary rate adjustment ....       281       789        --
Electricity sales to the interconnected
   power system .............................       161       517       145
Use of basic transmission network ...........       185       154       139
Natural gas sales ...........................       200       116        80
Services rendered ...........................        23        24        38
Telecommunication and other .................        37        10         6
                                                  -----     -----     -----
Total .......................................     6,345     6,197     4,886
                                                  =====     =====     =====

GENERATION AND PURCHASE OF ELECTRIC POWER

     GENERATION

     At December 31, 2002, we owned and operated, with our subsidiaries, 48 power plants, 44 of which were hydroelectric, three of which were thermoelectric and one of which was a wind farm. At the same date, the installed capacity of our hydroelectric plants, our thermoelectric plants and our wind farm was 5,540 MW, 171 MW and 1 MW, respectively, comprising an aggregate installed capacity of 5,712 MW.

     The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2002:

                                      INSTALLED        ASSURED            YEAR         INSTALLED
                                      CAPACITY         ENERGY(1)        COMMENCED       CAPACITY     DATE CONCESSION
FACILITY                                (MW)         (AVERAGE MW)      OPERATIONS      % OF TOTAL        EXPIRES
-----------------------------------   ---------      ------------      ----------      ----------    ---------------
Major Hydroelectric Plants
    Sao Simao .....................     1,710            1,207.00            1978            29.6       January 2015
    Emborcacao ....................     1,192              559.00            1982            20.7          July 2005
    Nova Ponte ....................       510              301.00            1994             8.8          July 2005
    Jaguara .......................       424              329.00            1971             7.4        August 2013
    Miranda .......................       408              180.00            1998             7.1      December 2016
    Tres Marias ...................       396              243.00            1962             6.9          July 2015
    Volta Grande ..................       380              250.00            1974             6.6      February 2017
    Salto Grande ..................       102               71.00            1956             1.7          July 2015
    Sa Carvalho ...................        78               58.00            2000(2)          1.4      December 2024
    Itutinga ......................        52               27.00            1955             0.9          July 2015
    Camargos ......................        46               17.00            1960             0.8          July 2015
    Porto Estrela .................        37(3)            18.60(3)         2001             0.7          July 2032
    Igarapava .....................        30(4)            18.31(4)         1999             0.5           May 2025
    Funil .........................        29(5)            15.00(5)         2002             1.5      December 2035
    Piau ..........................        18                8.00            1955(2)          0.3          July 2015
    Gafanhoto .....................        14                6.68            1946             0.2          July 2015
Smaller Hydroelectric Plants ......       114               61.80               -             2.0                  -
Thermoelectric Plants
    Igarape .......................       131               93.00            1978             2.3        August 2004
    Ipatinga ......................        40                   -            2000             0.7      December 2014
    Formoso .......................       0.4                0.22            1992             0.0         Indefinite
Wind Farm .........................         1                0.30            1994             0.0                  -
                                      ----------      --------------   -------------   -----------   ---------------
Total .............................     5,712            3,463.91               -           100.0%                 -
                                      ==========      ==============                   ===========

----------
(1) Assured Energy is the plant's long-term average output, as established by ANEEL in accordance with studies conducted by the ONS. Calculation of Assured Energy considers such factors as reservoir capacity and connection to other power plants. Contracts with final customers and other concessionaires do not provide for amounts in excess of a plant's Assured Energy.
(2) Indicates our acquisition date.
(3) Represents our interest in the Porto Estrela plant (33.3%).
(4) Represents our interest in the Igarapava plant (14.5%).
(5) Represents our interest in the Funil plant (49.0%).

     The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

                                                    CIRCUIT LENGTH OF GENERATION LINES IN MILES
                                                   (FROM POWER PLANTS TO GENERATION SUBSTATIONS)
                                                   ---------------------------------------------
                                                                 AS OF DECEMBER 31,
                                                   ---------------------------------------------
VOLTAGE OF CONNECTION LINES                         2002              2001                 2000
-------------------------------------------------  ------            ------               ------
500  kV..........................................    4.3               4.3                  4.3
345  kV..........................................    0.6               0.6                  0.6
138  kV..........................................    5.5               4.9                  4.9
34.5 kV..........................................   21.7              21.7                 21.7
                                                   ------            ------               ------
Total............................................   32.1              31.5                 31.5
                                                   ======            ======               ======

                                                 STEP-DOWN TRANSFORMATION CAPACITY(1)
                                                       OF GENERATION SUBSTATIONS
                                                 -------------------------------------
                                                          AS OF DECEMBER 31,
                                                 -------------------------------------
                                                   2002           2001           2000
                                                 --------        ------         ------
Number of step-down substations..................     48            46             40
MVA..............................................  6,240         6,142          6,080

----------
(1) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at an reduced voltage for further distribution.

     GENERATION SUBSIDIARIES

     We have formed the following wholly owned subsidiaries to operate certain of our generation facilities and to hold the related concessions:

     USINA TERMICA IPATINGA S.A. We operate the Ipatinga thermoelectric plant through our subsidiary Usina Termica Ipatinga S.A. This plant is an SPP operated with Usinas Siderurgicas de Minas Gerais S.A.--USIMINAS, or Usiminas, a large Brazilian steel manufacturer. The plant supplies power to a large steel mill owned by Usiminas located in eastern Minas Gerais. We acquired the Ipatinga plant in 2000 for R$90 million from Usiminas as payment for outstanding power supply debts. We have signed a power purchase agreement with Usiminas for power produced at Ipatinga. The plant currently has an installed capacity of 40 MW, generated by two units that began operating in 1984 and that use blast furnace gas as fuel.

     SA CARVALHO S.A. We operate the Sa Carvalho hydroelectric power plant, located on the Piracicaba River in the municipality of Antonio Dias in the State of Minas Gerais, through our subsidiary Sa Carvalho S.A., which we acquired in 2000 for R$87 million from Acesita S.A., or Acesita, a steel company. This acquisition was funded by an issuance of debentures by a special trust, UHESC S.A., which we are obligated to repay. On June 5, 2003, we renegotiated the interest rate applicable to 46.67% of the aggregate principal amount of these debentures for the following two year period and the remaining 53.33% was redeemed. Consequently, at the same date we paid R$64 million related to the redemption of 55.33% of these debentures. See note 32(e) to our consolidated financial statements.

     CEMIG CAPIM BRANCO ENERGIA S.A. We formed Cemig Capim Branco Energia S.A. to develop the Capim Branco Energy Complex in partnership with Companhia Vale do Rio Doce--CVRD, or CVRD, a mining company, Comercial e Agricola Paineiras, an agricultural company, and Companhia Mineira de Metais, a metallurgic company. The project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacities of 240 MW and 210 MW, respectively. These power plants will be built on the Araguari River in the western part of Minas Gerais. As of May 31, 2003, we had invested R$12.5 million in feasibility studies related to this project and our partners will reimburse us for this expense. Construction of the Capim Branco Energy Complex is expected to begin in September 2003. Commercial generation at Capim Branco I is expected to begin in January 2006. Commercial generation at Capim Branco II is expected to begin in December 2006. The concessions relating to these plants expire on July 31, 2036. We have entered into a purchase contract with Cemig Capim Branco Energia S.A. under which we are obligated to purchase the energy produced by Capim Branco I and Capim Branco II for 20 years from the date of the start of each plant's commercial operations. ANEEL has not yet approved this agreement. In addition, we are a defendant, with CVRD, Comercial e Agricola Paineiras and Companhia Mineira de Metais, in a class action lawsuit brought by citizens of Minas Gerais that alleges that proper licensing was not obtained and seeks to nullify the environmental licenses relating to the Capim Branco I and Capim Branco II hydroelectric power plants. See "Item 8. Financial Information--Legal Proceedings--Legal Proceedings Related to Environmental Matters."

     USINA TERMELETRICA BARREIRO S.A. We formed Usina Termeletrica Barreiro S.A. to participate, in partnership with Vallourec & Mannesmann--V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, utilizing blast furnace gas and pitch as fuel. The construction of the plant, located on Vallourec & Mannesmann's property in the Barreiro section of the city of Belo Horizonte in Minas Gerais, began in April 2002. We are responsible for the procurement, construction, operation and maintenance of the plant. As of May 31, 2003, we had invested R$4.7 million in this project. Vallourec & Mannesmann will provide the facilities, supply the fuel and sign a power purchase agreement to assure a guaranteed return on investment to us. Generation is scheduled to begin in August 2003. ANEEL has requested that we transfer our interest in Usina Termeletrica Barreiro S.A. to a company in which we have a minority interest. ANEEL has authorized the transfer of this interest to Central Termeletrica de Cogeracao S.A., a company that we formed in 2003 in partnership with Companhia de Saneamento de Minas Gerais--COPASA, or COPASA, the Minas Gerais state-controlled water and sewage company. Central Termeletrica de Cogeracao S.A. has not yet commenced operations.

     HORIZONTES ENERGIA S.A. We formed Horizontes Energia S.A. to generate and trade electricity as an IPP through the commercial operation of the following of our smaller hydroelectric plants: the Machado Mineiro Power Plant (located on the Pardo River in the municipalities of Aguas Vermelhas and Sao Joao do Paraiso in the State of Minas Gerais with an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais with an installed capacity of 2.37 MW); the Salto Voltao Power Plant (located in the Chapecozinho River in the town of Xanxere in the State of Santa Catarina with an installed capacity of 6.76 MW); and the Salto do Passo Velho Power Plant (located on the Chapecozinho River in the town of Xanzere in the State of Santa Catarina with an installed capacity of 1.66
MW), as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025 and the concessions relating to the other plants expire on October 4, 2030. We entered into an agreement with Horizontes Energia S.A. under which we are obligated to purchase the energy generated by the power plants held by Horizontes Energia S.A. from March 2003 through December 2017. This agreement has not yet been approved by ANEEL.

     CEMIG PCH S.A. We formed CEMIG PCH S.A. to generate and trade electric energy as an IPP. CEMIG PCH S.A. has not yet commenced operations. CEMIG PCH S.A. currently holds the assets relating to the Pai Joaquim powerhouse. As of May 31, 2003, we had invested R$31.5 million in projects relating to Pai Joaquim. ANEEL has requested that we transfer the Pai Joaquim assets to Central Hidreletrica Pai Joaquim S.A., a company in which we own a minority interest, and we are in the process of transferring these assets.

     We also have a minority interest in the following companies:

     CENTRAL HIDRELETRICA PAI JOAQUIM S.A. We formed Central Hidreletrica Pai Joaquim S.A. in partnership with COPASA in connection with the Pequena Central Hidreletrica Pai Joaquim project, which consists of the construction of a new hydroelectric power plant and the reassembly of the existing Pai Joaquim powerhouse. Central Hidreletrica Pai Joaquim S.A.'s principal activities will be the production and sale of electric energy, as an IPP. Construction began in April 2002 and we expect that the project will be completed in December 2003. Central Hidreletrica Pai Joaquim S.A. has not yet commenced operations. We have a 49% interest in Central Hidreletrica Pai Joaquim S.A.

     CENTRAL TERMELETRICA DE COGERACAO S.A. We formed Central Termeletrica de Cogeracao S.A. in partnership with COPASA. Central Termeletrica de Cogeracao S.A.'s principal activities will be the production and sale of electric energy, as an IPP.ANEEL has requested that we transfer our interest in Usina Termeletrica Barreiro S.A. to Central Termeletrica de Cogeracao S.A.. Central Termeletrica de Cogeracao S.A. has not yet commenced operations. We have a 49% interest in Central Termeletrica de Cogeracao S.A.

     EXPANSION OF GENERATION CAPACITY

     Our capital investment plan submitted to ANEEL currently contemplates increasing the installed generation capacity of our hydroelectric facilities by 809 MW during the next four years through the construction of new power plants and the expansion of existing plants. New generation projects have concession periods of 35 years, beginning on the date of the concession agreement. The construction of the Capim Branco I and Capim Branco II hydroelectric power plants, the Pai Joaquim hydroelectric plant and the Barreiro thermoelectric power plant, discussed under "--Generation Subsidiaries" above, constitute a part of our capital investment plan. The following is a brief description of the other planned projects, the completion of which are subject to various contingencies, certain of which are beyond our control:

     QUEIMADO HYDROELECTRIC POWER PLANT. Our partner in this project is Companhia Energetica de Brasilia, or CEB, a state-controlled electricity company. CEB has a 17.5% interest and we have the remaining 82.5%. Construction on this project, which will have an installed capacity of 105 MW, began on August 10, 2000. As of May 31, 2003, we had invested R$112.5 million in this project. We expect commercial generation to begin in August 2003. The plant is located on the Preto River, encompassing areas in the states of Minas Gerais and Goias and in Brazil's Federal District. The concession relating to this plant expires on December 17, 2032.

     FUNIL HYDROELECTRIC POWER PLANT. The Funil power plant, with an installed capacity of 180 MW, is being built in the upper course of Grande River, in southern Minas Gerais. Construction began on September 1, 2000 and commercial generation of the first unit began in December 2002. Commercial generation with respect to the second and third units is expected to begin in the second half of 2003. We have a 49% interest in this project and our partner, CVRD, has a 51% stake. As of May 31, 2003, we had invested R$108.3 million in this project.

     AIMORES HYDROELECTRIC POWER PLANT. The Aimores power plant, to be constructed on the Doce River, will have an installed capacity of 330 MW. We have a 49% interest in this enterprise and our partner, CVRD, has a 51% interest. Construction began in May 2001 and commercial generation is scheduled to begin in April 2004. As of May 31, 2003, we had invested R$209.5 million in this project. The concession relating to this plant expires on December 19, 2035. We are a defendant, with CVRD, in a class action lawsuit brought by the Public Prosecutor of Minas Gerais that alleges that proper licensing was not obtained and seeks to nullify the environmental licenses relating to this plant and revoke the related concession. See "Item 8. Financial Information--Legal Proceedings--Legal Proceedings Related to Environmental Matters."

     IRAPE HYDROELECTRIC POWER PLANT. The Irape power plant, which will have an installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais. Construction began in April 2002 and commercial generation is expected to begin in August 2005. As of May 31, 2003, we had invested R$235.6 million in this project, including R$22.5 million in 2002 in dividends that were due to the State Government pursuant to an agreement between us and the State Government.

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

     PURCHASE OF ELECTRIC POWER

     During the year ended December 31, 2002, we purchased 12,735 GWh of electricity from Itaipu, which represented approximately 36% of the electricity we sold to end users. In addition, during the same period, we purchased 13,022 GWh of electricity from the interconnected power system and other concessionaires, which represented approximately 37% of the electricity we sold to end users.

     ITAIPU. Itaipu is one of the largest operating hydroelectric plants in the world, with an installed capacity of 12,600 MW. CENTRAIS ELETRICAS BRASILEIRAS S.A., or Eletrobras, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the electricity generated by Itaipu that is not consumed by Paraguay. In practice, Brazil generally purchases more than 95% of the electricity generated by Itaipu.

     We are one of 23 electric power distribution companies operating in the South, Southeast and Center West Regions of Brazil that are jointly required to purchase all of Brazil's portion of the electricity generated by Itaipu. The Federal Government allocates Brazil's portion of Itaipu's power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. We are currently required to purchase approximately 17% of the total amount of electricity purchased by Brazil from Itaipu. We are required to purchase Itaipu's energy at rates fixed to defray Itaipu's operating expenses and payments of principal and interest on Itaipu's dollar-denominated borrowings and the cost in REAIS of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/REAL exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rate may be transferred to the final customer upon approval by ANEEL.

     INTERCONNECTED POWER SYSTEM. We also purchase electricity from the interconnected power system, a national interconnected power grid designed to optimize electricity generation in Brazil. Electric power generation companies in Brazil, including us, are required to transfer excess energy into the interconnected power system, where it then becomes available for purchase by other power companies. This procedure is known as the MECANISMO DE REALOCACAO DE ENERGIA (Energy Reallocation Mechanism), or MRE. The transferor receives a payment in REAIS for the energy transferred at a rate which reflects only the operating cost associated with the energy and does not include profit or return on investment.

TRANSMISSION

     OVERVIEW

     Our transmission business consists of the bulk transfer of electricity from the power plants where it is generated to the distribution system, which carries the electricity to final customers. Our transmission system is comprised of transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

     In 1998, ANEEL created the ONS to oversee the transmission of electricity in Brazil and to promote a more competitive, less regulated environment. One of the main goals of the ONS is to guarantee that all participants in the electricity sector have access to the Brazilian transmission network on a non-discriminatory basis. Under ANEEL regulations, owners of different parts of the basic transmission network, Brazil's nationwide electric power transmission network, must transfer operating control of their transmission facilities to the ONS. We complied with this requirement by entering into a transmission service agreement on December 10, 1999. Pursuant to this agreement, the ONS enters into contracts with generation companies, distribution companies and free customers for use of the basic transmission network. Pursuant to the contracts between the ONS and users of the basic transmission network, the users pay us a portion of the revenues we are permitted to receive (as determined by ANEEL) pursuant to our transmission service agreement. During the year ended December 31, 2002, we recorded income totaling R$185 million as a result of this arrangement. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the ONS and owners of different parts of the basic transmission network. During the year ended December 31, 2002, we recorded expenses totaling R$298 million relating to payments made to the ONS and owners of different portions of the basic transmission network. See "Item 5. Operating and Financial Review and Prospects" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Rates" in Annex A.

     We transmit both the energy that we generate and the energy that we purchase from Itaipu, the interconnected power system and other sources. At December 31, 2002, we also had 11 industrial customers whom we supplied directly with high voltage (equal to or greater than 230 kV per industrial customer) energy through their connections to our transmission lines. These industrial customers accounted for approximately 11.9% of the total volume of electricity we sold in the year ended December 31, 2002. We also transmit energy to distribution systems through the South/Southeast division of the interconnected power system.

     The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

                                                     CIRCUIT LENGTH OF TRANSMISSION LINES IN MILES
                                               (FROM GENERATION SUBSTATIONS TO DISTRIBUTION SUBSTATIONS)
                                               ---------------------------------------------------------
                                                                   AS OF DECEMBER 31,
                                               ---------------------------------------------------------
VOLTAGE OF TRANSMISSION LINES                      2002                    2001                   2000
--------------------------------------------   -----------               -------                -------
500 kV......................................      1,352                   1,352                  1,354
345 kV......................................      1,201                   1,196                  1,173
230 kV......................................        466(1)                  537                    557
                                               -----------               -------                -------
Total.......................................      3,019                   3,084                  3,084
                                               ===========               =======                =======

(1) We reduced the circuit length of our 230 kV transmission lines in 2002 because Escelsa Espirito Santo Centrais Eletricas S.A. connected its own 230 kV transmission line from its Mascarenhas Power Plant to our Valadares distribution substation.

                                               STEP-DOWN TRANSFORMATION CAPACITY(1)
                                                   OF TRANSMISSION SUBSTATIONS
                                               -----------------------------------
                                                        AS OF DECEMBER 31,
                                               -----------------------------------
                                                      2002        2001        2000
                                                  --------   ---------     -------
Number of step-down substations.............            30          30          29
MVA.........................................        14,563      14,263      13,892

----------
(1) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

     EXPANSION OF TRANSMISSION CAPACITY

     In accordance with the new regulatory framework in the Brazilian electricity sector, concessions for the expansion of the electricity transmission infrastructure in Brazil are awarded according to a public bidding system.

     ITAJUBA 3. In June 2000, ANEEL awarded us the concession to build and operate Itajuba 3, a 600 MVA step-down transmission substation in Minas Gerais in the first bidding process ever held by ANEEL concerning a transmission substation. Construction began in October 2000 and was completed in April 2003. The substation has two transformers, each rated 300 MVA, with step-down capacity of 500 - 138
kV and each is connected to the basic transmission network through two 500 kV transmission lines. As of May 31, 2003, we had invested R$72.2 million in this project.

     Itajuba 3 is strategically located to relieve the strain on the transmission system in the southern part of Minas Gerais. It supplies the regional distribution network, doubling the installed step-down transformation capacity for that region. Itajuba 3 has increased considerably the efficiency and reliability of our transmission system and its ability to supply new customers.

     VESPASIANO 2. In October 2001, ANEEL awarded us the concession to build and operate the Vespasiano 2 Substation near Belo Horizonte. Construction began in October 2001 and was completed in May 2003. This substation has two transformers rated 300 MVA, each with a step-down capacity of 500 - 138 kV. This substation is connected to the basic transmission network through a transmission line and supplies additional energy to the central region of Minas Gerais. As of May 31, 2003, we had invested R$60 million in this project.

     BOM DESPACHO 3. ANEEL awarded us the concession to build and operate the Bom Despacho 3 Substation in February 2002. This substation will be built in the town of Bom Despacho, 150 km from Belo Horizonte and is scheduled to be completed by the second quarter of 2004. The goal of this project is to increase the reliability of the basic transmission network in the Southeast Region of Brazil. This substation will improve the operation of our system and supply 100 MVA of reactive energy to the system, which will improve the quality of the electricity in our system and in the basic transmission network. As of May 31, 2003, we had invested R$1.1 million in this project.

     We believe that our transmission system will need to be reinforced and expanded through the construction of new substations and transmission lines within the next five years. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

DISTRIBUTION

     OVERVIEW

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

     From January 1, 1998 through December 31, 2002, we invested approximately R$1,935 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

     As of December 31, 2002, we provided electricity to a geographic area encompassing 96.7% of Minas Gerais and served approximately 5.6 million customers, representing approximately 99.4% and 84.1% of Minas Gerais's urban and rural populations, respectively. During 2002, we connected and billed 179,418 new customers. These new customers include customers connected through our rural and urban electrification programs. As of December 31, 2002, our distribution network consisted of 525,653 distribution transformers and 346 distribution substations, with total distribution lines measuring 215,435 miles, compared to 210,573 miles at December 31, 2001. At December 31, 2002, we were the largest electricity distribution concessionaire in Brazil in terms of GWh sold to final customers.

     The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

                                                  CIRCUIT LENGTH OF DISTRIBUTION LINES IN MILES
                                               (FROM DISTRIBUTION SUBSTATIONS TO FINAL CUSTOMERS)
                                               --------------------------------------------------
                                                               AS OF DECEMBER 31,
                                               --------------------------------------------------
VOLTAGE OF DISTRIBUTION LINES                       2002              2001                 2000
--------------------------------------------      --------          --------             --------
161 kV......................................          34.2              34.2                30.3
138 kV......................................       6,521.3           6,430.0             6,456.0
69 kV.......................................       2,886.3           2,938.4             2,611.7
34.5 kV + Others............................         594.6(1)          615.8(1)            866.9
                                                  --------          --------             --------
Total  .....................................      10,036.4          10,018.4             9,964.9
                                                  ========          ========             ========

                                                 CIRCUIT LENGTH OF DISTRIBUTION LINES IN MILES
                                               (FROM DISTRIBUTION SUBSTATIONS TO FINAL CUSTOMERS)
                                               --------------------------------------------------
                                                                 AS OF DECEMBER 31,
                                               --------------------------------------------------
TYPE OF DISTRIBUTION LINES                         2002              2001                2000
--------------------------------------------     ---------         ---------           ---------
Overhead urban distribution lines...........      34,426.2          33,818.4            32,984.9
Underground urban distribution lines........         194.9             194.1               190.8
Overhead rural distribution lines...........     170,777.5         166,542.2           160,969.5
                                                 ---------         ---------           ---------
Total  .....................................     205,398.6         200,554.7           194,145.2
                                                 =========         =========           =========

                                               STEP-DOWN TRANSFORMATION CAPACITY(2)
                                                   OF DISTRIBUTION SUBSTATIONS
                                               ------------------------------------
                                                        AS OF DECEMBER 31,
                                               ------------------------------------
                                                   2002         2001         2000
                                                 --------     --------     --------
Number of substations.......................          346          344(3)       293
MVA  .......................................        7,952.2      7,860.3      7,983.0

----------
(1) The decrease in the circuit length of these lines was due to the removal of certain lines in eastern Minas Gerais as a result of the conversion of 34.5 kV lines to 69 kV lines.
(2) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(3) The significant increase in the number of distribution substations from 2000 to 2001 is a result of the revised definition of distribution substation in accordance with present Brazilian electricity sector legislation. Step-down substations with voltages less than 230 kV connected to and registered as generation assets are now considered to be part of our distribution business, while the step-up portion of these substations remain classified as generation substations.

     EXPANSION OF DISTRIBUTION CAPACITY

     Our distribution expansion plan for the next five years is based on projections of market growth. We anticipate that this growth will be fueled by new customer connections, increases in electricity usage among our existing customers and additional electricity distribution needs from new IPP projects. According to applicable law, IPPs have the right to use our distribution network upon payment of certain fees. During the next five years, we anticipate connecting approximately 845,000 new urban customers and 145,000 rural customers. In order to accommodate this growth, we expect that we will need to add 360,000 medium-voltage poles, 767 miles of transmission lines and 14 step-down substations to our distribution network, increasing the network's installed capacity to 841.5 MVA. Over the next five years, we expect to invest approximately R$1.8 billion to expand our distribution system. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     We have adopted a rural electricity development program sponsored by the Federal Government called "Lumiar." Our plan is to use Lumiar to attain our goal of supplying electricity to 100% of the rural customers in Minas Gerais by 2006. This will require an investment of approximately R$420 million, which will be partially funded by the rural municipalities and consumers that will benefit from the program. We are also involved in the "Luz Solar" project, which uses solar power to facilitate the lighting of remote schools, community centers and rural residences where our power lines do not yet reach. Our rural development programs will be funded partially by credit programs created by the Federal Government and the State Government.

ENERGY LOSSES

     Energy losses affect our financial results because the lost energy would otherwise have been distributed to final customers or other concessionaires in return for payment. Energy losses are divided into two basic categories: technical losses and non-technical losses. In 2002 our level of total energy losses was 9.2% of the aggregate of the electricity we generated and purchased during that period.

     Technical losses account for approximately 93% of our energy losses. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy through the 3,019 miles of transmission lines and 215,435 miles of distribution lines that we operate.

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

     Non-technical losses account for the remaining 7% of our energy losses and result from fraud, illegal connections (which increased during the Electricity Rationing Plan), metering errors and meter defects. These losses accounted for 0.5% of the electricity that we sold during 2002. In order to minimize non-technical losses, we regularly take preventative actions, including:

     -    inspection of customers' meters and connections;

     -    modernization of metering systems;

     -    training of meter-reading personnel;

     -    standardization of meter installation procedures;

     -    installation of meters with quality control warranties;

     -    customer database updating; and

     -    development of a theft-protected distribution network.

     Additionally, we have developed an integrated system designed to help detect and measure controllable losses in all parts of our distribution system.

CUSTOMERS AND BILLING

     CUSTOMER BASE

     Our distribution business' customers, all of whom are located within our concession area in Minas Gerais, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities). During the year ended December 31, 2002, we sold 35,584 GWh of energy, representing R$5,458 million in revenues. These figures do not include sales to the interconnected power system and other concessionaires.

     For the 12 months ended December 31, 2002 as compared to the 12 months ended December 31, 2001, the volume of electric power sold by us to industrial, commercial, rural and other customers increased by 2.6%, 0.4%, 8.5% and 4.3%, respectively, while sales to residential customers decreased by 1.8%.

     The following table provides information regarding the number of our customers as of December 31, 2002 and consumption by customer category for the years ended December 31, 2002, 2001 and 2000:

                                                                   CONSUMPTION (GWh)
                                       NUMBER OF        --------------------------------------
                                      CUSTOMERS AT                   YEARS ENDED
         CUSTOMER CATEGORY            DECEMBER 31,                   DECEMBER 31,
-----------------------------------   ------------      --------------------------------------
                                          2002           2002           2001            2000
                                      ------------     --------       --------       ---------
Industrial ........................        68,211      21,906(1)      21,351(1)      22,247(1)
Residential .......................     4,615,178       6,360          6,475          7,576
Commercial ........................       515,771       3,283          3,269          3,584
Rural .............................       338,396       1,705          1,572          1,676
Own consumption ...................         1,339(2)       50             52             62
Other .............................        52,593       2,330          2,229          2,425
                                        ---------      ------         ------         ------
Total .............................     5,591,488      35,634         34,948         37,570
                                        =========      ======         ======         ======

----------
(1) Includes consumption by Sa Carvalho and Ipatinga, which consume all of the energy that they produce.
(2) Refers to the number of our facilities that use our energy, each of which is considered a customer pursuant to ANEEL regulations.

     In 2002, we added and billed 179,418 new customers, representing growth of 3.3% compared to 2001, through the expansion of our transmission and distribution systems.

     The largest portion of the energy we sell is purchased by large industrial customers. At December 31, 2002, 11 of our industrial customers had high voltage electrical energy supplied through direct connections to our transmission lines. These customers constituted 11.9% of our total volume of electrical power sales during the twelve-month period ended December 31, 2002, and approximately 6.8% of our revenues. In the same period, our ten largest industrial customers accounted for nearly 19.6% of energy consumed. None of our ten largest customers is owned by the State Government or by the Federal Government.

     As of December 31, 2002, we had entered into standard power purchase agreements with 3,647 of our industrial customers, of which 570 customers had demand above 500 kW. Our standard power purchase agreement with industrial customers has a duration of three or five years and contains a minimum demand clause that requires the customer to pay for the contracted demand, which represents the system capacity reserved for that customer, as well as the customer's actual consumption. We believe that this billing method provides us with a relatively stable source of revenue.

     The following table shows our industrial energy sales volumes by type of industrial customer as of December 31, 2002:

                                                                    CONSUMPTION AS A
                                                                   PERCENTAGE OF TOTAL
                                           ENERGY SALES VOLUME   INDUSTRIAL ENERGY SALES
          INDUSTRIAL CUSTOMERS                  IN GWh                    VOLUME
----------------------------------------   -------------------   -----------------------
Steel industry .........................          4,619                    21.09
Ferroalloy industry ....................          3,934                    17.96
Non-ferrous metal industry .............          2,427                    11.08
Mining industry ........................          2,182                     9.96
Cement industry ........................          1,026                     4.68
Automotive industry ....................            542                     2.47
Others .................................          7,176                    32.76
                                           -------------------   -----------------------
Total ..................................         21,906                   100.00%
                                           ===================   =======================

     The following table sets forth the names and related industries of our ten largest customers in 2002:

                        TEN LARGEST CUSTOMERS
(LISTED IN ORDER OF TOTAL GWh OF ELECTRICITY PURCHASED FROM US IN 2002)              INDUSTRY
------------------------------------------------------------------------        -------------------
Usinas Siderurgicas de Minas Gerais S.A.- USIMINAS ..................                  Steel
Alcoa Aluminio S.A.- ALCOA...........................................                 Aluminum
Alcan Aluminio do Brasil S.A.- ALCAN.................................                 Aluminum
Companhia Brasileira de Carbureto de Calcio - CBCC...................               Ferroalloys
White Martins Gases Industriais S.A..................................                 Chemical
Belgo Mineira Participacoes Ind. Com. S.A............................                  Steel
Rima Eletrometalurgia S.A............................................               Ferroalloys
Companhia Ferro Ligas de Minas Gerais - MINASLIGAS...................               Ferroalloys
Ligas de Aluminio S.A.- LIASA........................................               Ferroalloys
Italmagnesio Nordeste S/A............................................               Ferroalloys

     Alcoa Aluminio S.A., or ALCOA, our largest customer in 2001 in terms of total GWh of electricity purchased, became an SPP in April 2002 and now generates electricity for its own use at a power plant located outside of Minas Gerais that it constructed for this purpose. Consequently, ALCOA has gradually reduced the amount of energy it purchases from us and is no longer our largest industrial customer. A portion of the energy previously sold to ALCOA is now sold to new customers and the remainder of this energy is sold on the MAE.

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

     At December 31, 2002, we were owed approximately R$414 million in overdue bills, originating from approximately 1.9 million accounts, representing 7.6% of our 2002 sales. Of this amount, R$122 million related to bills overdue for less than or equal to 30 days. As of December 31, 2002, we had accrued R$58 million as an allowance for doubtful accounts, representing 14% of the overdue amounts. Based on our past experience, the significant majority of delinquent customers pay their overdue bill prior to disconnection of their electricity supply. There are no legal restrictions on our ability to disconnect customers in default.

     SEASONALITY

     Our sales are affected by market seasonality. Usually, an increase in consumption by industrial and commercial customers occurs in the third quarter due to increases in industrial and commercial activity. In addition, there is generally an increase in usage across all customer categories during the summer due to the increase in temperatures. Certain figures representing quarterly consumption by final customers (not including our own consumption) from 2000 through 2002, in GWh, are set forth below:

YEAR                                    FIRST QUARTER     SECOND QUARTER    THIRD QUARTER    FOURTH QUARTER
---------------------------------       -------------     --------------    -------------    --------------
2000 ............................           8,923              9,364            9,572             9,649
2001 ............................           9,602              9,613            7,800             7,881
2002 ............................           8,295              9,074            9,114             9,101

     Consumption by final customers during the third and fourth quarters of 2001 and the first quarter of 2002, as compared to the same periods in the prior years, decreased as a result of the Electricity Rationing Plan. Consumption by residential customers remains sluggish and has not returned to pre-rationing levels.

COMPETITION

     COMPETITION AND LARGE CUSTOMERS AND "FREE CUSTOMERS"

     As a result of recent legislation, it may be possible for other distributors or electricity traders to offer electricity to some of our existing customers at prices lower than those we are able to charge. Furthermore, the recently adopted Concessions Law requires distribution and transmission companies to permit third parties to use their lines and ancillary facilities to transmit electricity upon payment of a toll and enables certain large electricity customers, which we refer to as "free customers," to contract with other suppliers for the supply of electricity. We expect that future regulatory changes will allow certain smaller customers to be classified as "free customers" as well, giving them the ability to purchase their electric energy from any supplier that they wish; however, we do not believe that residential customers will have this ability in the near future. Currently, free customers have several distribution alternatives, such as:

     -    connecting their own direct lines to a generation company;

     - paying a toll to a distribution and transmission company while negotiating a supply contract with a generation company or power trader;

     -    negotiating a contract with a distribution company; and

     -    self-generating.

     In addition, the Federal Government proposals with respect to the revitalization of the electric sector provide that free customers in our concession area that choose to contract for their energy supply with us will be entitled to purchase the energy they consume through public auctions to be conducted by the Federal Government, rather than through initial contracts. For more information regarding these revitalization measures, see "The Brazilian Electricity Sector--Legal and Regulatory Matters--Competition" in Annex A.

     Several of our customers qualify as free customers. Accordingly, we contract with these customers on a customized basis, allowing us to remain competitive with other providers of electric energy that such customers have the right to choose. Through May 31, 2003, we have entered into 12 contracts with free customers representing an aggregate of 349 MW, including two contracts with free customers outside our concession area. We are currently negotiating an additional 14 free customer contracts, 10 of which relate to free customers outside our concession area. So far, all of the free customers located in our concession area have entered into customized power supply contracts with us.

     Other than ALCOA, we are not aware of any free customers in the state of Minas Gerais that plan to contract directly with generators or traders other than us or that plan to self-generate. We believe that it is too early to determine the possible effect of this increased potential for competition on our results of operations. However, increased competition, including the loss of several of our large customers, could potentially have a material adverse effect on our financial condition and results of operations. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Competition" in Annex A.

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

RAW MATERIALS

     Our principal raw materials expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process. Fuel oil consumption for the year ended December 31, 2002 represented an expense of R$441 million, which was reimbursed to us from the CONTA DE CONSUMO DE COMBUSTIVEL (Fuel Usage Quota Account), or CCC Account, which was created by the Federal Government to offset the higher marginal operating costs of thermoelectric plants, and to which we and other electricity concessionaires must make contributions. See "Item 5. Operating and Financial Review and Prospects" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Regulatory Charges" in Annex A. We believe that supplies of fuel oil are readily available. Although the price of fuel oil may fluctuate, we have generally been able to offset all or a portion of our increased fuel oil costs through adjustments to our rates.

OTHER BUSINESSES

     NATURAL GAS DISTRIBUTION

     Our subsidiary Gasmig was established in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. We own approximately 95% of Gasmig. The remaining shares are owned by Minas Gerais Participacoes Ltda., or MGI, the investing body of the State Government, and by the city of Belo Horizonte.

     In January 1993, the State Government granted to Gasmig an exclusive 30-year distribution concession covering all of Minas Gerais and all types of consumers. Gasmig's marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, propane, wood and charcoal. In 2002, Gasmig supplied approximately one million cubic meters of gas per day to 102 industrial customers. At December 31, 2002, Gasmig also supplied natural gas to 46 automotive natural gas stations and to two power plants. During the year ended December 31, 2002, Gasmig distributed approximately 4% of all natural gas distributed in Brazil.

     Minas Gerais accounts for approximately 17% of the total energy consumption in Brazil. Many energy-intensive industries such as the cement, steel, ferroalloys and metallurgy industries have significant operations in the state. We estimate that total demand for natural gas in Minas Gerais will amount to nearly 13 million cubic meters of gas per day by 2009, which exceeds the projected available supply. We also expect that the demand outside the state will grow. In addition, the recent completion of a natural gas pipeline between Brazil and Bolivia provides a significant source of natural gas, enabling Gasmig to better meet demand. Gasmig's key strategy is to expand its distribution network in order to serve the unsatisfied portion of the demand. Gasmig is engaged in the development of new projects to extend its distribution systems to reach customers in other areas of Minas Gerais, principally in heavily industrialized areas.

     For the year ended December 31, 2002, Gasmig had total revenues of R$200 million and net income after taxes of R$25 million.

     Gasmig's capital expenditures for the past three years were R$35 million. In 2002, Gasmig invested approximately R$20.8 million in the expansion of its gas pipeline network to serve more clients in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and dividend reinvestment. Currently, the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) operates at full capacity and as such will require further investment by the Federal Government in new capacity or in the construction of a new pipeline to supply the growing natural gas demand in the State of Minas Gerais.

     Gasmig's capital expenditures for 2003 will be mostly used for expansion of existing pipelines or construction of new pipelines to supply the growing demand for natural gas in Minas Gerais.

     TELECOMMUNICATIONS, INTERNET AND CABLE TELEVISION

     On January 13, 1999, we incorporated Infovias as a joint venture with AES Forca Empreendimentos Ltda., an affiliate of AES Corporation. Currently, we own 99.92% of the common shares of Infovias. Infovias has an optical fiber-based long-distance communications backbone installed along our power grid using optical ground wire cables. This communications backbone is connected to an access network that is based on hybrid fiber-coaxial cable technology and is deployed along our power grid. We lease our network infrastructure to Infovias pursuant to a 15-year operating lease agreement entered into on March 31, 2000. This agreement is still subject to approval by ANEEL. Pursuant to Brazilian telecommunications law, we also make our network infrastructure available to other telecommunications providers interested in leasing it.

     Infovias started its business operations in January 2001. The main telecommunication services provided by Infovias through its network are signal transportation and access, both for point-to-point and point-to-multipoint applications, delivered mainly to telecommunications operators and Internet service providers on a clear channel basis. Infovias is also extending its broadband Internet services, currently available in the cities of Belo Horizonte and Pocos de Caldas, to other cities in Minas Gerais.

     Infovias provides the network for cable television service in 20 cities in Minas Gerais pursuant to a 15-year service agreement with WAY TV Belo Horizonte S.A., or WAY TV, and Brasil Telecomunicacoes S.A., each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Infovias allows these companies to use its network infrastructure. In return, WAY TV and Brasil Telecomunicacoes are obligated to deliver to Infovias a percentage of the revenues derived from their cable television and Internet subscribers. At December 31, 2002, these two companies had approximately 28,500 cable television subscribers and 5,000 Internet service subscribers.

     Infovias holds a 66.41% equity interest in WAY TV, including 49% of its common shares. The control of WAY TV is exercised by Infovias through a shareholders' agreement with CLIC--Clube de Investimentos dos Empregados da Cemig, or CLIC, which owns 1.1% of WAY TV's common shares. Per this agreement, CLIC has agreed to vote in accordance with Infovias' interests at the WAY TV shareholders' meetings. To date, Infovias has invested approximately R$56 million in WAY TV.

     Infovias also provides intra-company data transmission services to us pursuant to a five-year agreement executed in 2001. We use this service for internal communications as well as for certain communications with our customers. In January 2003 we sought authorization from ANEEL in order to enter into an amendment to this agreement to renegotiate certain terms and conditions. ANEEL has requested additional information and we are currently in the process of responding, with Infovias, to this request.

     In September 2002, Infovias executed an agreement with us pursuant to which we are to provide georeferenced information and related services to Infovias. On January 16, 2003, ANEEL sent a notice to us alleging that we had failed to obtain necessary ANEEL authorization relating to this agreement.

     ANEEL may seek to impose a fine upon us relating to our agreements with Infovias if it concludes that these agreements are not in agreement with its regulations. ANEEL may also seek to impose restrictions on the terms and conditions of these agreements. The maximum penalty is a fine in an amount equal to 2% of our revenues during the 12-month period immediately prior to the imposition of such fine.

     During 2002, Infovias had operating revenues of R$20 million, of which R$15 million related to the provision of telecommunication services and R$5 million related to the provision of cable television and Internet services.

     Infovias' capital expenditures for the past three years were R$298 million. Infovias' capital expenditures for 2003 will be mostly used for expansion of its telecommunications network.

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

     On January 9, 2002, we incorporated Efficientia S.A. to render project efficiency optimization solutions and operation and management services to energy supply facilities. We have a 100% interest in Efficientia S.A. Efficientia S.A. commenced operations in 2003.

     On August 12, 2002, we incorporated CEMIG Trading S.A. to conduct activities relating to the trading of energy. We have a 100% interest in CEMIG Trading S.A. CEMIG Trading S.A. has not yet commenced operations.

ENVIRONMENTAL MATTERS

     OVERVIEW

     Our generation, transmission and distribution activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Environmental Regulations" in Annex A. The primary environmental authorities in the State of Minas Gerais are FUNDACAO ESTADUAL DO MEIO AMBIENTE (State of Minas Gerais Environmental Foundation), or FEAM, and CONSELHO ESTADUAL DE POLITICA AMBIENTAL (State of Minas Gerais Environmental Policy Council), or COPAM.

     We believe that we are in material compliance with applicable environmental legislation and regulations. During 2002, we invested approximately R$11 million in environmental compliance and we spent R$15 million on expenses relating to corrective measures.

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

     Generally, state governments manage the environmental licensing process for facilities that are to be built within their territories. However, the Federal Government manages the environmental licensing process for facilities that are expected to have an environmental impact on more than one state and/or are located between two or more states.

     COPAM Regulatory Ordinances No. 17, dated December 17, 1996, and No. 23, dated October 21, 1997, provide that operational licenses shall be renewed from time to time for periods of 4 to 8 years depending on the size and pollution potential of the facility. Aimed at surveying and rescuing archaeological wealth that has not been previously considered, the provisions of Ordinance No. 28, dated January 31, 2003, of INSTITUTO DO PATRIMONIO HISTORICO E ARTISTICO NACIONAL (National Historical and Artistic Heritage Institute), or IPHAN, set forth that the renewal of operational licenses for hydroelectric power plants shall be conditioned on a favorable opinion of IPHAN concerning archaeological studies on the depletion area of the reservoir. These studies are to be sponsored by the plant operator. Costs may be associated with the obligation to conduct such studies and such costs may have an adverse effect on our results of operations. We are unable to estimate the amount of future costs related to these matters as the amount of such costs depends on numerous factors.

     Gasmig's distribution of natural gas through pipelines in Minas Gerais is duly licensed; however, the pipeline installation license for the metropolitan area of the city of Belo Horizonte is still under review.

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

     Federal Law No. 9,605, dated February 12, 1998, sets forth penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Measure No. 1,710 (currently Provisional Measure No. 2,163/41), which establishes the potential for project operators to enter into agreements with relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98. Accordingly, we have been negotiating with INSTITUTO BRASILEIRO DO MEIO AMBIENTE E DOS RECURSOS NATURAIS RENOVAVEIS (the Brazilian Institute of the Environment and Natural Renewable Resources), or IBAMA, and FEAM to obtain the corrective environmental operation licensing of all our plants that began operating prior to February 1986. Our Emborcacao, Sao Simao, Jaguara and Volta Grande hydroelectric facilities all fall into this category. IBAMA is currently analyzing the corrective licensing application we submitted on behalf of Emborcacao. We have also submitted applications on behalf of our Sao Simao, Jaguara and Volta Grande plants. We are currently waiting for IBAMA's recommendations concerning the corrective licensing of these facilities. Generation facilities located within the State of Minas Gerais fall within the jurisdiction of FEAM for purposes of corrective licensing. We have agreed with FEAM to bring our facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by IBAMA and FEAM.

     FISHWAYS

     The dams at each of our hydroelectric generation facilities can put fish that inhabit the adjoining reservoirs in danger. In order to reduce the impact of these facilities on nearby fish populations, the State Government enacted State Law No. 12,488, dated April 9, 1997, which imposes measures assuring that migratory fish that pass through dams will be redirected to fishways, through which they can pass safely. As of December 31, 2002, we had fishway projects installed at our Igarape, Salto dos Moraes and Igarapava facilities. In April 2002 we sent COPAM a study relating to our dams. In July 2002 we received a response from the SECRETARIA DE ESTADO DE MEIO AMBIENTE E DESENVOLVIMENTO SUSTENTAVEL DE MINAS GERAIS, or SEMAD (the Minas Gerais Sustainable Development and Environment Secretariat) that requires us to provide additional studies relating to the feasibility of installing fishways in our dams located in Minas Gerais. We are currently preparing these studies for SEMAD.

OPERATIONAL TECHNOLOGIES

     We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

     LOAD DISPATCH CENTER

     The CENTRO DE OPERACAO DE SISTEMA DA CEMIG (System Operation Center), or COS, located at our headquarters in Belo Horizonte, is the nerve center of our operations. The COS is a data clearing house and control center that uses fiber optic and coaxial cables, microwaves and other communication technologies to monitor and coordinate our generation and transmission systems in real time, helping to guarantee the security, continuity, and quality of our energy supply. With the restructuring of the

Brazilian utility sector, the COS has begun operating through the ONS, controlling and supervising 30 substations, 14 large plants and 3,109 miles of transmission lines.

     REGIONAL DISTRIBUTION OPERATION CENTERS

     Our distribution network is managed through seven CENTROS DE OPERACOES REGIONAIS DE DISTRIBUICAO (Regional Distribution Operation Centers), or CODs. The CODs monitor and coordinate our distribution network operations in real time. The CODs are responsible for the supervision and control of 346 distribution substations, 205,398.6 miles of medium voltage distribution lines, 10,036.4 miles of sub-transmission lines and 5.6 million customers in our concession area.

     The CODs use several operational technologies such as:

     - CONDIS, a group of computer systems that manage customer needs such as restoration of power, switching, disconnection and inspection orders;

     - GEMINI, a system that provides a geographic overview of our entire distribution network (including georeferenced information about customers, poles, transformers, switches and other equipment), allowing us to ascertain important information about the network such as which consumers are affected by service interruptions and other analysis functions that assist us in making decisions about our operations, including with respect to where and to what extent our network needs expansion; and

     - OMNISAT, a satellite data transmission system that provides fast, safe communications among the CODs, our client service department and our service vehicles in the field and allows service orders to be sent instantly to special monitors in vehicles located near the site where service is needed, optimizing the efficiency of our service fleet and personnel.

     INTERNAL TELECOMMUNICATIONS NETWORK

     Our internal telecommunications network is one of the largest in Brazil and is comprised of a high-performance microwave system with a range of 1,400 miles, a telephone system with 188 telephone exchanges and a corporate network that integrates 6,997 microcomputers and a mobile communication system with 3,000 radio sets. We are also developing several projects in association with Infovias based on fiber-optic networks that make use of our distribution infrastructure of poles and transmission towers, aimed at integrating our internal voice, data and image networks in order to reduce operational costs and increase the reliability of the electrical system.

     CORPORATE DATA NETWORK

     Our corporate data network integrates our offices in 85 cities in Minas Gerais and connects 6,935 work stations running local and corporate applications. In 2002, we implemented a network management system to provide faster responses and solutions to contingencies.

     NARROWBAND PLC TECHNOLOGY

     Narrowband power line communications, or PLC, technology permits the transmission of data through our electricity distribution lines, allowing us to collect energy usage information pertaining to individual customers. This information can be used for a variety of commercial applications, such as:

     - creating individually tailored customer services such as pre-payment schemes and pricing options;

     -    automated meter reading and load management;

     - account management, including collections, disconnection and reconnection;

     -    time of use rate assessment;

     -    street lighting control and management; and

     -    energy loss detection.

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

     CALL CENTERS

     We have two call centers, one in Belo Horizonte and one in the city of Uberlandia. Our final customers can use a toll-free number to contact a call center to obtain information about their accounts and to report service problems. Our call centers are integrated with the technologies available in the CODs, allowing us to provide up-to-the-minute information to customers about service issues.

     MAINTENANCE AND REPAIR SYSTEMS

     We use several maintenance and repair systems to minimize unscheduled interruptions in electrical service to our customers. More than 90% of our service interruptions have resulted from factors such as lightning, fire, wind and corrosion on our transmission and distribution networks, which are composed largely of non-insulated overhead lines.

     INFORMATION SECURITY MANAGEMENT

     Our Information Security Management staff is responsible for the security of our telecommunication and information technology environment. In 2002, this group began a series of information security awareness seminars that were presented in our facilities in 11 cities. In addition, we are in the process of contracting with an information security consulting firm to assist us in creating a global information security plan. We estimate that it will cost us approximately R$3.2 million to implement this plan.

MANAGEMENT TOOLS

     MANAGERIAL SOFTWARE

     We have implemented eight modules of SAP R/3, a managerial system from SAP, a German management software company. This system provides support in the areas of accounting, costs, budgeting, investments, treasury, quality control, projects, inventory, maintenance, fixed assets, real estate and human resources. The implementation of this system, together with the installation in April 1999 of a new corporate computer network designed to support this system, has increased our efficiency by enabling us to redesign, automate or eliminate preexisting work procedures.

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

     We have received ISO 9001/2000 certification for 38 areas of our business, including certain customer service offices, call centers, laboratories, repair shops, engineering teams and the Sao Simao hydroelectric power plant, which represented 30% of our installed capacity as of December 31, 2002.

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

     As part of the Total Quality program, we have also instituted a program to focus on employee education. Participation in this program, known as Quality Control Circles, or QCC, is voluntary and open to all of our employees. As of December 31, 2002, we had 45 registered QCCs. QCCs hold weekly meetings to discuss operational and technical problems as well as solutions.

PROPERTY, PLANT AND EQUIPMENT

     Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment was R$10,099 million at December 31, 2002 (including ongoing construction projects). Generation facilities represented 44% of this net book value, transmission and distribution facilities represented 50% and other miscellaneous property and equipment, including natural gas and telecommunication facilities, represented 6%. The average annual depreciation rate applied to these facilities was 2.47% for hydroelectric generation facilities, 3.08% for transmission facilities, 5.21% for distribution facilities, 9.63% for administration facilities, 5.96% for natural gas facilities and 7.79% for telecommunication facilities. Our facilities are generally adequate for our present needs and suitable for their intended purposes.

     In addition, we are a partner in certain consortia that operate electricity generation projects. The net book value of our total investment in these consortia was R$530 million at December 31, 2002 (including ongoing construction projects).

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     YOU SHOULD READ THE INFORMATION CONTAINED IN THIS SECTION TOGETHER WITH OUR FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS ANNUAL REPORT. THE FOLLOWING DISCUSSION IS BASED ON OUR FINANCIAL STATEMENTS, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH U.S. GAAP AND PRESENTED IN reais.

     GENERAL

     We are a state-controlled, fully integrated energy company engaged primarily in the generation, transmission and distribution of electricity in Minas Gerais. At December 31, 2002, we were the sixth largest electric power generation concessionaire in Brazil as measured by total installed capacity, and for the year ended December 31, 2002, we were the largest electric power distribution concessionaire in Brazil, as measured by GWh of energy sold to final customers. We supplied approximately 97% of the electricity consumed in Minas Gerais during the year ended December 31, 2002. See "Item 4. Information on the Company--Customers and Billing." At December 31, 2002, we generated electricity at 44 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed generation capacity of 5,712 MW, of which the hydroelectric plants accounted for 5,540 MW. See "Item 4. Information on the Company--Generation and Purchase of Electric Power." The State Government as our controlling shareholder establishes our operating and long-term strategy.

     The following are our operational subsidiaries as of December 31, 2002:

     - Sa Carvalho S.A. (100% interest). Sa Carvalho S.A. is engaged in the production and sale of electric energy and holds the concession to operate the Sa Carvalho hydroelectric power plant.

     - Usina Termica Ipatinga S.A. (100% interest). Usina Termica Ipatinga S.A. is an SPP engaged in the production and sale of electric energy at the Ipatinga thermoelectric and steam power plant.

     - Gasmig (95.17% interest). Gasmig is engaged in the acquisition, transportation and distribution of natural gas and related products.

     - Infovias (99.92% interest). Infovias is engaged in the rendering of telecommunication services and the conducting of related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other items.

We also have a 100% interest in each of the following companies: Efficientia S.A.; Horizontes Energia S.A.; Usina Termeletrica Barreiro S.A.; CEMIG PCH S.A.; CEMIG Trading S.A.; and Cemig Capim Branco Energia S.A. These companies were organized to conduct specific projects in the electric energy sector and have not yet commenced operations.

     Our consolidated financial statements for the year ended December 31, 2002 include the financial results of CEMIG and all of our subsidiaries (operational and pre-operational) described above. Our consolidated financial statements for the years ended December 31, 2001 and 2000 include the financial results of CEMIG and the following subsidiaries: Gasmig, Sa Carvalho S.A. and Usina Termica Ipatinga S.A. See note 2 to our consolidated financial statements.

     We also have a 49.0% interest in Central Hidreletrica Pai Joaquim S.A., a company that we formed in 2002 in partnership with COPASA. Central Hidreletrica Pai Joaquim S.A. has not yet commenced operations.

     In addition, we have a 49.0% interest in Central Termeletrica de Cogeracao S.A., a company that we formed in 2003 in partnership with COPASA. Central Termeletrica de Cogeracao S.A has not yet commenced operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. We evaluate our estimates on an ongoing basis and base them on a combination of historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates. Our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our consolidated financial statements are set forth below. Please see the notes to our consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies.

     REVENUE RECOGNITION

     Revenues are recognized on an accrual basis, i.e., when persuasive evidence of an arrangement exists (delivery of goods has occurred or services have been rendered, our price to the buyer has been fixed or is determinable, and collectibility is reasonably assured), regardless of when the cash is received.

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

     Services rendered include connection fees and other related services provided by CEMIG and Infovias and the revenues are recognized when the services are provided. The net effect of deferring the connection fees is not material to our consolidated financial position and results of operations because the fees charged approximate the costs of providing the services.

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

     REGULATORY ASSETS

     Due to changes in the electric utilities sector in Brazil in 2001 and 2002 and related acts by regulatory bodies of the Federal Government, we have concluded that because the rate-setting structure in Brazil was designed to recover certain allowable costs, we are subject to the provisions of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation," or SFAS No. 71.

     SFAS No. 71 requires rate-regulated public utilities such as CEMIG to record certain costs and credits allowed in the rate-setting process in different periods than for non-regulated entities. These costs and credits are deferred as regulatory assets and are recognized in the consolidated statement of operations at the time they are reflected in rates. Accordingly, we capitalize incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is realized when we collect the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. We evaluate and revise the accounting for our regulatory assets on an ongoing basis as new regulatory orders are properly issued and account for our activities under SFAS No. 71. As we recognize regulatory assets in accordance with rulings of the regulatory authorities of the Federal Government, future regulatory rulings may impact the carrying value and accounting treatment of our regulatory assets.

     During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and Brazil's significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales. In December 2001, electricity concessionaires in Brazil, including us, reached an industry-wide agreement with the Federal Government that provided resolution to rationing related issues as well as certain electricity rate-related issues. This agreement, known as the General Agreement of the Electricity Sector, generally allows for increased rates to be charged to electric power consumers until the amounts lost by the power generation and distribution concessionaires as a result of the rationing are recovered. The rate increases set forth in the General Agreement of the Electricity Sector intended to reimburse rationing-related losses are expected to remain in effect from January 2002 for an average of 72 months. However, no assurance can be given that the full amount of the rationing-related losses we incurred will be recovered over this period.

     In addition, we are subject to the provisions of Emerging Issues Task Force 92-07 "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs," or EITF 92-07, which establishes a 24-month limit for collection of regulatory assets related to billing losses. Accordingly, we were required to estimate this asset recovery based on assumptions of future billings in 2003 and 2004. The estimated 24-month period to recover revenue losses is based on ANEEL Resolution No. 90, dated February 18, 2002, and ANEEL Resolution No. 36, dated January 29, 2003, which state that billing losses resulting from the rationing period will be recovered simultaneously with energy transactions on the MAE and before the recovery of additional Parcel A costs.

     We perform periodic valuations of the recoverability of our deferred regulatory assets in order to determine whether impairment provisions are necessary based on applicable ANEEL regulations. We recorded a loss provision accordingly. This provision is based on projections prepared by us, which projections may change in response to regulatory changes and other developments. See notes 2(q) and 4 to our consolidated financial statements. If ANEEL disallows a material amount of capitalized costs to be included in future rates, the write-off of the regulatory assets may have a material adverse impact on our operating results.

     VALUATION OF ASSETS

     We have long-lived assets, including power generation plants. Many of these assets are the result of recent capital investments and have not yet reached a mature life cycle in construction. We assess the carrying amount and potential impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider in determining whether an impairment review is necessary include a significant underperformance of the assets relative to projected future operating results and significant negative industry or economic trends. We determine when an impairment review is necessary through a comparison between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two amounts, an impairment loss is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by quoted market prices, appraisals or the use of valuation techniques such as expected discounted future cash flows. We must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets. In determining estimated future cash flows, we consider historical experience as well as future expectations and estimated future cash flows are based on expected future rates and expected future customer demand. A significant reduction in actual cash flows and estimated cash flows may have a material adverse impact on our operating results and financial condition.

     ACCRUAL FOR CONTINGENCIES

     We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

     We account for contingencies in accordance with SFAS No. 5 "Accounting for Contingencies." Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of the claims. The evaluation of these contingencies is performed by various specialists inside and outside of CEMIG. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management's assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters.

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

     The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. These assumptions are described in note 19 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries and healthcare costs. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and generally affect our recognized expenses and recorded obligations in such future periods. For the period ended December 31, 2002, we made some changes to certain actuarial assumptions used to estimate our post-retirement benefits obligations, such as annual discount rate and annual expected return on plan assets. These changes were made considering the average rate of return on our plan assets in the last five years. Additionally, we changed the mortality table from AT-49 to UB-94. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other post-retirement obligations.

     In the third quarter of 2002, we and our employees' labor unions, most of which are represented by Sindieletro, agreed upon certain changes to the current health care plans we offer, which altered (i) the contribution criteria used to calculate the contributions that we, our employees, and retirees are responsible for and (ii) the types of costs covered in each plan. These changes were implemented on January 1, 2003. Effects arising from these changes represented a gain in the amount of R$48 million, recorded as a component of net period benefit cost for the year ended December 31, 2002.

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

     DEPRECIATION

     Depreciation is computed using the straight-line method, at annual rates based on the estimated useful lives of the assets, in accordance with ANEEL regulations and industry practice in Brazil. To the extent that the actual lives differ from these estimates, there would be an impact on the amount of depreciation accrued in our consolidated financial statements. A significant decrease in the estimated useful life of a material amount of property, plant and equipment could have a material adverse impact on our operating results in the period in which the estimate is revised and subsequent periods.

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

RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board, or the FASB, issued SFAS 141, "Business Combinations," or SFAS 141. SFAS 141 addresses financial accounting and reporting for business combinations. All business combinations in the scope of SFAS 141 are to be accounted for using one method, the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segments and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 on January 1, 2002 did not have any significant impact on our financial statements.

     In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," or SFAS 142. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 also amends SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The adoption of SFAS 142 on January 1, 2002 did not have any significant impact on our consolidated financial statements.

     In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," or SFAS 143. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. We do not expect that the adoption of SFAS 143 as of January 1, 2003, will result in a significant impact on our consolidated financial statements.

     In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections," or SFAS 145. SFAS 145 rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13 "Accounting for Leases" to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers" and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to us. The provisions of SFAS 145 as they relate to the rescission of

SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of this statement will not have a significant impact on our consolidated financial statements.

     In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," or EITF 94-3. The principal difference between this statement and EITF 94-3 relates to this statement's requirements for recognition of a liability for a cost associated with an exit or disposal activity. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This statement also establishes that fair value is the objective for initial measurement of the liability. This statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not expect that the adoption of SFAS 146 will have a significant impact on our consolidated financial statements.

     In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN 45. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN 45, we do not believe that the implementation of FIN 45 will have any impact on our consolidated financial statements.

     In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," or SFAS 148. SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The adoption of SFAS 148 will not have an impact on our consolidated financial statements.

     In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," or SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS 133. SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. We do not believe that the adoption of SFAS 149 will have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," or SFAS 150. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

     - mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

     - instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

     - obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of SFAS 150 on our consolidated financial statements.

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

     Electricity rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in response to changes in operating costs, cost of capital, market conditions and operating efficiencies realized by distributors over time. Each distribution company's concession agreement also provides for an annual readjustment of rates based on increased costs due to inflation and regulatory charges, the cost of electricity purchased for resale, the cost for use of hydroelectric resources and transmission cost. The inflation adjusted cost variation is reduced by a factor called the "X factor." The X factor is the gain obtained by distributors due to market growth over the five year period in which the rates are valid. In the first 5 year period in which the X factor was used, the X factor was zero. In 2003, ANEEL, as part of its rate review, set the new X factor to 1% to be applied until 2008 with up to an additional 1% to be applied depending on our relative position in an annual customer satisfaction survey conducted by ANEEL.

     In addition, ANEEL, through the General Agreement of the Electricity Sector, has provided for extraordinary rate increases to compensate distribution companies for losses incurred as a result of the Electricity Rationing Plan. See "Item 4. Information on the Company--Brazil's Energy Market--Rates."

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

     We charge captive customers for their actual electricity consumption during each 30-day billing period at specified rates. Certain large industrial consumers are charged according to the electricity capacity contractually made available to them by us, with adjustments to those rates according to consumption during peak demand time as well as capacity requirements that exceed the contracted amount.

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

                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
ELECTRICITY SALES:
  Average rate to final customers (R$/MWh)
     Industrial rate .....................................   100.66    86.23    74.84
     Residential rate ....................................   281.60   246.18   215.15
     Commercial rate .....................................   240.94   206.18   176.90
     Rural rate ..........................................   147.80   131.04   113.96
     Public services rate and others .....................   158.80   137.73   120.00

  Total sales to final customers (GWh)
     Industrial customers ................................   21,906   21,351   22,247
     Residential customers ...............................    6,360    6,475    7,576
     Commercial customers ................................    3,283    3,269    3,584
     Rural customers .....................................    1,705    1,572    1,676
     Public services and other customers .................    2,330    2,229    2,425

  Average rate (R$/MWh) ..................................   151.64   132.45   117.60
  Total revenues (millions of R$) ........................    5,458    4,587    4,478
                                                             ------   ------   ------

  Sales to distributors:
     Volume (GWh) ........................................      313      632    4,937
     Average rate (R$/MWh) ...............................    67.09   102.85    23.50
     Total revenues (millions of R$)(1) ..................       21       65      116
                                                             ------   ------   ------

ELECTRICITY PURCHASES FROM ITAIPU:
     Volume (GWh) ........................................   12,735   11,935   13,967
     Average cost (R$/MWh) ...............................    76.87    68.96    50.91
     Total cost (millions of R$) .........................      979      823      711
                                                             ------   ------   ------

----------
(1) Does not include R$140 million, R$452 million and R$29 million relating to energy transactions on the MAE during 2002, 2001 and 2000, respectively.

RATES

     Our results of operations in the past have been significantly affected by fluctuations in the levels of rates that we are permitted to charge for the generation and distribution of electricity. The rate-setting process in Brazil has historically been influenced by government attempts to control inflation. With the restructuring of the electric power sector in Brazil that commenced in 1995 and under the terms of the renewal of the concession agreement that we signed with ANEEL in 1997, the process by which rates are set has changed to a significant degree. Under the new regulatory framework, three different rate structures apply. First, electricity that we distribute to captive customers (those customers with no alternative means of energy supply, including residential, commercial and most industrial customers) is provided at rates that are adjusted annually with the percentage increase determined by reference to a formula that takes into account cost increases we incurred during the preceding year. Second, electricity that we currently buy from and sell to other suppliers is subject to rates set by ANEEL, however from 2003 to 2006, 25% of electricity bought and sold in the wholesale market per year through initial contracts will be deregulated from ANEEL's rate-setting control. We are unable to estimate the impact of this measure on our operations. Third, we are now able to enter into electricity supply contracts at freely negotiated rates with our free customers (those customers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more) that elect not to be subject to ANEEL's rate-setting structure. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Rates" in Annex A.

     ANEEL has approved extraordinary rate increases designed to compensate generation and distribution companies for losses incurred as a result of the Electricity Rationing Plan. See "--Power Rationing and Government Measures to Compensate Electric Utilities."

POWER RATIONING AND GOVERNMENT MEASURES TO COMPENSATE ELECTRIC UTILITIES

     Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil's significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures in response to these conditions. First, the President of Brazil passed Provisional Measure No. 2,147 on May 15, 2001 (as updated by Provisional Measure No. 2152-2 on June 1, 2001), creating the CAMARA DE GESTAO DA CRISE DE ENERGIA ELETRICA, or Energy Crisis Committee. The Energy Crisis Committee resolved on May 16, 2001 to require certain electricity distributors, including us, to suspend distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%. Second, the President passed Decree No. 3,818, on May 15, 2001, requiring the Federal Government to reduce its electricity consumption by 35% beginning July 1, 2001. Third, on May 18, 2001, the Federal Government announced additional power rationing measures to be imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by 20% of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period. Further measures provided that bonuses would be paid to residential consumers whose energy consumption was lower than the requisite target and that power cuts and surcharges would be imposed on consumers whose energy consumption exceeded the requisite target. ANEEL established specific accounts and controls to record the effect of the rationing measures relating to the bonus, surcharge and other related costs. The power rationing measures ultimately ceased on February 28, 2002.

     On October 17, 2001, the Federal Government, through Provisional Measure No. 4, approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including us, would be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the aforementioned surcharges. In 2002, we received approximately R$132 million as reimbursement for a portion of the expenses we incurred in connection with payment of bonuses to consumers. In addition, we are currently negotiating with ANEEL our reimbursement of approximately R$24 million relating to surcharges that were not paid by certain customers because their surcharges are under dispute. Although no assurance can be given, we do not expect to incur a loss with respect to this outstanding amount. In accordance with ANEEL Resolution No. 600, dated October 31, 2002, we have been reimbursed for operating costs of approximately R$28 million that relate to the adoption of the Electricity Rationing Plan and that exceed amounts received from surcharges on consumer rates. Reimbursement of these operating costs was made through a rate increase in force since April 8, 2003. See note 5 to our consolidated financial statements.

     On December 12, 2001, through Provisional Measure No. 14, approved on April 26, 2002 by Law No. 10,438, the Federal Government authorized the creation of the General Agreement of the Electricity Sector. The General Agreement of the Electricity Sector provides that electric power distribution and generation companies in Brazil, such as us, will be compensated for revenue losses caused by the reduction in amounts of energy sold and the purchase of energy on the MAE, as applicable, due to the Federal Government-mandated rationing measures. Compensation will be made by means of an extraordinary increase in the energy rate applicable to future power sales and companies will be entitled to use this increased rate for an average period of 72 months, beginning January 2002. The General Agreement of the Electricity Sector further provides for BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL (National Bank for Economic and Social Development), or BNDES, to lend the distribution and generation companies an amount equivalent to 90% of their lost revenues or the energy purchased on the MAE, as applicable, so that these companies would be able to maintain their account balances as if no rationing program had taken place. This loan would then be re-paid to BNDES using revenue obtained from the sale of energy to consumers at the increased rate. Private distribution concessionaires have already received this financing. However, because we are a state-controlled company, we have had to wait for the Federal Government to decide whether the financing should be provided to us or whether a transaction with equivalent financial effect should be implemented in which amounts owed to us by the State Government under the CRC Account Agreement would be transferred to the Federal Government through BNDES and in return for which we would receive payment from the Federal Goverment. To date, we have not received this financing. We have received only R$335 million as a BNDES loan in connection with the settlement of a portion of our outstanding obligations to the MAE relating to energy we purchased during the Electricity Rationing Plan. Although we expect to receive funds as other distribution companies have received and as generation companies are expected to receive through the financing or a transaction with equivalent financial effect, we can not assure you that this will happen. See note 4 to our consolidated financial statements.

IMPACT OF OUR ACCOUNT RECEIVABLE FROM THE STATE GOVERNMENT

     Our liquidity, as well as "net income, is affected by payments made in connection with the CRC Account, the account receivable we have from the State Government. The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002 and has not made any payments to date in 2003. In order to address the settlement of these outstanding amounts, we have undertaken extensive negotiations with the State Government. To date, these negotiations have resulted in the execution of two amendments to the CRC Account Agreement, each of which is described below.

     The Second Amendment to the CRC Account Agreement, signed on October 14, 2002, refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, representing the total amount of R$989 million, adjusted to present value, at December 31, 2002, bearing interest at 6% per year, with restatement based on IGP-DI. We entered into this second amendment with the State Government in order to preserve the terms and conditions of the original CRC Account Agreement with respect to the above-referenced installments. We did not receive any scheduled payments from the State Government in respect of this second amendment. We recorded a full provision for loss for this asset as of December 31, 2001. See note 3 to our consolidated financial statements.

     The Third Amendment to the CRC Account Agreement, signed on October 24, 2002, refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 31, 1999 and from March 1, 2000 through December 1, 2002. These installments, which totaled R$755 million as of December 31, 2002, bear interest at an annual rate of 12%, with restatement based on IGP-DI. We did not receive any scheduled payments in respect of this third amendment in 2002 or to date in 2003. We are permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this third amendment. For this reason, we have not recorded a loss provision in respect of amounts due thereunder. See note 3 to our consolidated financial statements.

EXCHANGE RATES

     Substantially all of our revenues and operating expenses are denominated in REAIS. We have significant levels of foreign currency-denominated debt and other liabilities. As a result, in reporting periods when the REAL declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may significantly impact our results of operations in periods in which there are wide swings in the value of the REAL relative to the dollar or high inflation. We have a number of financial and other contracts in which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2003, we have used financial instruments such as interest rate swaps for purposes of hedging a portion of our foreign-currency denominated indebtedness in order to reduce the risk from exchange rate fluctuations. As of May 31, 2003, we had entered into swap agreements in the aggregate amount of US$52 million in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar variation to an interest rate calculated based on the CERTIFICADO DE DEPOSITO INTERBANCARIO--CDI (Interbank Deposit Certificate) rate. We did not use any similar financial instruments in 2002 or 2001. See notes 2(d), 17, 24, 26(d) and 32 to our consolidated financial statements.

     The REAL depreciated by approximately 52.27% relative to the U.S. dollar in 2002 due to factors including the effect of Argentina's debt default in December 2001 and concerns regarding the recent presidential elections in Brazil. More recently the REAL has experienced high volatility and has appreciated against the U.S. dollar. On January 2, 2002, the noon buying rate was R$2.3100 per U.S.$1.00 and on December 31, 2002 the noon buying rate was R$3.5400 per U.S.$1.00. On June 18, 2003, the noon buying rate for REAIS was R$2.9070 per U.S.$1.00.

UNBUNDLING

     GENERAL

     Currently, our electricity generation, transmission and distribution operations are vertically integrated into and centrally managed by CEMIG. However, in recent years the Brazilian electricity sector has been undergoing fundamental change and deregulation. See "The Brazilian Electricity Sector--Legal and Regulatory Matters--Goals of Reform" in Annex A. As a result, pursuant to our concessions and contractual undertakings with ANEEL, we are required to change our business and corporate structure and "unbundle" our generation, transmission and distribution operations. This unbundling, or restructuring process would result in a new organizational structure in which each of our generation, transmission and distribution businesses would conduct its operations as a separate company for administrative, legal, regulatory and tax purposes. Each of these separate companies would be a wholly owned subsidiary of CEMIG and would be consolidated with CEMIG for financial reporting purposes. We have submitted our restructuring plan to ANEEL. Notwithstanding the foregoing, due to recent public statements by the Federal Government reported by the news media, we expect that the Federal Government will modify the regulatory framework of the energy sector in the near term and that, as a result, the restructuring of vertically integrated electric power companies may no longer be required. If the restructuring requirements are eliminated, we would request that ANEEL amend our concession agreements to remove the restructuring clauses and we would terminate our restructuring plans. See "Item 3. Key Information--Risk Factors--Risks Relating to CEMIG--Difficulties relating to the restructuring of our operations could adversely affect our business" and "Item 4. Information on the Company--Organizational Structure and Unbundling."

     FINANCIAL REPORTING AND TAX CONSIDERATIONS

     We do not anticipate that the unbundling would result in material differences in presentation of our reporting for financial purposes in accordance with U.S. GAAP or Brazilian GAAP as the results of the new generation, transmission and distribution subsidiaries would be consolidated with ours. We also do not anticipate that our marginal tax rate, on a consolidated basis, would change as a result of the unbundling. We do, however, anticipate that our operating results would be adversely affected as a consequence of the application of certain Brazilian revenue taxes. The revenue taxes which would cause the adverse effect on operating results comprises CONTRIBUICAO PARA SEGURIDADE SOCIAL (a federal social security contribution), or COFINS, and PROGRAMA DE FORMACAO DO PATRIMONIO DO SERVIDOR (a fund for the benefit of public employees), or PASEP, and were assessed against our consolidated revenues at a combined rate of 4.65% in December 2002, 3.65% from January through November 2002 and 3.65% for 2001 and 2000. Following the unbundling, we anticipate that the revenue taxes would be assessed at the subsidiary level with respect to revenues of the generation subsidiary and, separately, revenues of the distribution subsidiary.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     NET OPERATING REVENUES

     Net operating revenues decreased 2.7% to R$4,872 million in 2002 from R$5,006 million in 2001 due primarily to lower revenues in 2002 from the regulatory extraordinary rate adjustment that is intended to reimburse revenue losses incurred as a result of the Electricity Rationing Plan and related spot market transactions and a decrease in electricity sales to the interconnected power system, partially offset by a 19.0% increase in electricity sales to final customers.

     In 2002, we recorded R$281 million in revenue relating to the regulatory extraordinary rate adjustment, a 64.4% decrease compared to the R$789 million that we recorded in 2001. We recorded revenue relating to the regulatory extraordinary rate adjustment in 2002 and 2001 in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final customers, and in accordance with consensus described in Emerging Issues Task Force - EITF 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs," which establishes a 24-month limit for the recovery of revenue losses incurred during the Energy Rationing Plan. See note 4 to our consolidated financial statements.

     Electricity sales to final customers were R$5,458 million in 2002, representing a 19.0% increase compared to R$4,587 million in 2001. This resulted primarily from an increase in the average rate and an increase in the volume of electricity sales to final customers. There was a 14.5% increase in the average energy rate in 2002 to R$151.64 per MWh compared to R$132.45 per MWh in 2001 as a result of rates increases of 16.5% in April 2001 (full effect in 2002) and 10.5% in April 2002. In addition, there was a 2.0% increase in the volume of our electricity sales to final customers. For the 12 months ended December 31, 2002 as compared to the 12 months ended December 31, 2001, the volume of electric power sold by us to industrial, commercial, rural and other customers increased by 2.6%, 0.4%, 8.5% and 4.3%, respectively, while sales to residential customers decreased by 1.8%. Despite the increase in the volume of electricity sold, new consumer consumption patterns and Brazil's economic downturn did not permit energy sales to return to levels realized before the Electricity Rationing Plan. See note 22 to our consolidated financial statements.

     Electricity sales to the interconnected power system were R$161 million in 2002, a 68.9% decrease compared to R$517 million in 2002. This decrease resulted primarily from the higher spot market rates associated with energy transactions on the MAE while the Electricity Rationing Plan was in force from June 1, 2001 to February 28, 2002.

     Revenues from use of the basic transmission network by other concessionaires increased 20.1% to R$185 million in 2002 from R$154 million in 2001. This increase was due to 11.6% and 7.15% rate increases in July 2001 and 2002, respectively, as well as an increase in the number of other concessionaires that used our basic transmission network in 2002.

     Other operating revenues increased 73.3% to R$260 million in 2002 from R$150 million in 2001 due substantially to an R$84 million increase in revenues from Gasmig, our subsidiary, reflecting 72.4% period-over-period growth, and R$20 million of revenue from Infovias as a result of telecommunication services rendered in 2002.

     Taxes on revenues increased 23.7% to R$1,473 million in 2002 from R$1,191 million in 2001 as a result of the increase in our electricity sales to final customers in 2002 as compared to 2001 and as a result of the VAT billed to customers in connection with the extraordinary rate adjustment. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final customers, and VAT billed to customers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 3%; (iii) PASEP, assessed at a rate of 0.65%; and (iv) the ENCARGO DE CAPACIDADE EMERGENCIAL (Emergency Capacity Charge), a new charge established in 2002 that is prorated among final consumers of electric energy and relates to the COMERCIALIZADORA BRASILEIRA DE ENERGIA ELETRICA--CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages. See notes 4 and 22 to our consolidated financial statements.

     OPERATING COSTS AND EXPENSES

     Operating costs and expenses decreased 22.4% to R$4,345 million in 2002 from R$5,598 million in 2002, principally as a result of a decrease in 2002 of electricity purchased for resale and provisions recorded in 2001, for losses recognized on our receivable from the State Government and for losses on deferred regulatory assets.

     Electricity purchased for resale consists primarily of purchases from Itaipu through FURNAS CENTRAIS ELETRICAS S.A., or Furnas. We are required under applicable regulations to purchase 17.0% of Itaipu's capacity at U.S. dollar-denominated prices. We also purchase electricity from the MAE and Furnas itself. Electricity purchased for resale decreased 30.4% to R$1,333 million in 2002 from R$1,914 million in 2001 due mainly to the recordation of a R$149 million provision related to energy purchased from the MAE in 2002 while the Electricity Rationing Plan was in force (compared to the recordation of a R$952 million provision in 2001), partially offset by a 19.0% increase in purchases from Itaipu to R$979 million in 2002 compared to R$823 million in 2001. See note 23 to our consolidated financial statements.

     Natural gas purchased for resale increased 81.0% to R$152 million in 2002 compared to R$84 million in 2001 and consists of purchases made by our subsidiary, Gasmig. The increase in natural gas purchased for resale is the result of a 17.1% increase in the volume of gas sold by Gasmig in 2002 and natural gas price increases of 26% and 50.6% during 2002.

     Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity purchased from Itaipu and other concessionaires. Charges for use of the basic transmission network represented an 18.7% increase to R$298 million in 2002 compared to R$251 million in 2001 principally as a result of rate increases in July of 2001 and 2002 and an increase in the volume of energy transported through the basic transmission network after the end of the Electricity Rationing Plan.

     Depreciation and amortization increased 3.9% to R$666 million in 2002 from R$641 million in 2001 as a result of the entry into service of additional distribution and transmission networks and lines.

     Personnel expense increased to R$532 million in 2002 compared to R$531 million in 2001 primarily as a result of wage increases for employees. Wages were increased by 11.45% and 8.16% in November 2002 and 2001, respectively. However, the absence in 2002 of a provision relating to our Voluntary Resignation Program (R$33 million provision in 2001) contributed to personnel expenses remaining relatively constant.

     Regulatory charges increased 30.5% to R$548 million in 2002 from R$420 million in 2001 due primarily to (i) a R$96 million increase in CCC Account charges in 2002 to R$345 million from R$249 million in 2001 as a result of increased operations of thermal generation plants in 2002 and (ii) a R$14 million increase in required contributions to the RGR Fund (a reserve fund created by the Brazilian Congress that provides compensation to electricity companies for certain assets used in connection with their concessions if their concessions are revoked or not renewed) to R$144 million in 2002 from R$130 million in 2001. See note 23 to our consolidated financial statements.

     Third-party services expense increased 22.7% to R$265 million in 2002 compared to R$216 million in 2001. This increase resulted mainly from an increase in the prices for service contracts relating to meter reading, delivery of bills to consumers and collection services.

     Employee post-retirement benefits decreased 29.4% to R$207 million in 2002 compared to R$293 million in 2001 due to a lower projected net periodic cost for 2002 as a result of a higher expected return on plan assets and a curtailment gain of R$48 million from changes in our health care plans. See note 19 to our consolidated financial statements.

     We recorded a provision for loss on deferred regulatory assets of R$28 million in 2002 compared to a provision of R$150 million in 2001 to reflect our estimation of the recoverability of our deferred regulatory assets. See notes 2(q) and 4 to our consolidated financial statements.

     Other expenses decreased 13.1% to R$238 million in 2002 from R$274 million in 2001 due substantially to a decrease in our losses on disposal of fixed assets, R$42 million in 2002 compared to R$90 million in the prior year. See note 23 to our consolidated financial statements.

     OPERATING (LOSS) INCOME

     As a result of the foregoing, we had operating income of R$527 million in 2002 compared to operating loss of R$592 million in 2001.

     FINANCIAL EXPENSES, NET

     Financial expenses, net, includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, monetary restatement of recoverable tax, foreign exchange gains, monetary restatement on deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the CONTRIBUICAO PROVISORIA SOBRE A MOVIMENTACAO OU TRANSMISSAO DE VALORES E DE CREDITOS E DIREITOS DE NATUREZA FINANCEIRA (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses and other expenses. Financial expenses, net increased 993.8% to R$525 million in 2002 compared to R$48 million in 2001, principally due to a R$576 million increase in net foreign exchange losses resulting from the 52.3% devaluation of the REAL against the U.S. dollar in 2002 (by comparison, there was an 18.7% devaluation of the REAL against the U.S. dollar in 2001) and a R$204 million increase in interest and monetary restatement on loans and financing, partially offset by a R$152 million increase in income from temporary cash investments due to higher cash and cash equivalents and restricted investments in 2002 and income from cash investments denominated in U.S. dollars and a 361.5% increase in financial income to R$120 million in 2002 compared to R$26 million in 2001 due to monetary restatement of the deferred regulatory assets. See notes 3, 4, 17 and 24 to our consolidated financial statements.

     INCOME TAXES

     Income taxes were an expense of R$26 million on pre-tax income of R$2 million in 2002 compared to expenses of R$78 million on pre-tax loss of R$640 million in 2001. Deductions of R$73 and R$34 million in 2002 and 2001, respectively, with respect to interest on capital helped reduce the amount provisioned for income taxes in 2002. See note 6 to our consolidated financial statements.

     MINORITY INTERESTS

     Minority interests were income of R$12 million in 2002 compared to expense of R$1 million in 2001. The increase in minority interests is primarily related to the operation of Infovias, which was consolidated in the financial statements in 2002.

     NET LOSS

     As a result of the foregoing, we had net loss of R$12 million in 2002 compared to net loss of R$719 million in 2001.

     OTHER COMPREHENSIVE INCOME

     Other comprehensive income was R$242 million in 2002 compared to R$203 million in 2001 as a result of a decrease in our projected benefit obligation as a result of a higher increase in the fair value of assets contained in plans administered by Forluz, compared to the increase in Forluz's benefit obligations. This increase in the fair value of assets was due primarily to return on plan assets in 2002.

     COMPREHENSIVE INCOME (LOSS)

     As a result of the factors stated above, comprehensive income was R$230 million in 2002 compared to comprehensive loss of R$516 million in 2001.

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

     Electricity sales to the interconnected power system were R$517 million in 2001, a 256% increase compared to R$145 million in 2000. This increase was due primarily to a significant increase in the average rate in 2001 to R$102.85 per MWh from R$23.50 per MWh in 2000, partially offset by an 87.2% decrease in the volume of electric power sold. The increase in the average rate reflects the higher rates applied during the Electricity Rationing Plan.

     Revenues from the use of the basic transmission network by other concessionaires increased 10.8% to R$154 million in 2001 from R$139 million in 2000. This increase was due primarily to 14.7% and 11.6% rate increases in July 2000 and 2001, respectively.

     Other operating revenues increased 21.0% to R$150 million in 2001 from R$124 million in 2000 due to a R$36 million increase in revenues from Gasmig, reflecting 45.0% period-over-period growth, partially offset by a R$14 million decrease in revenue from services rendered with respect to our electricity distribution business, including inspection, connection, meter reading and others, primarily due to the mandatory cancellation of certain charges relating to overdue customer bills.

     Taxes on revenues increased 5.4% to R$1,191 million in 2001 from R$1,130 million in 2000 as a result of the increase in our operating revenues in 2001 as compared to 2000. Taxes on revenues consist of VAT, assessed at an average rate of 21% on electricity sales to final customers (not including revenue from the regulatory extraordinary rate adjustment), COFINS, assessed at a rate of 3% and PASEP, assessed at a rate of 0.65%. The VAT tax in respect of revenue relating to the regulatory extraordinary rate adjustment amounting to R$301 million, will only become an obligation to be recorded in the financial statements once customers are billed. Thus, no provision relating to this amount was recorded in the financial statements. We do not believe that the recognition of this VAT tax will impact our net results because we only collect this amount from customers in order to transfer it to the State Government. See notes 4 and 22 to our consolidated financial statements.

     OPERATING COSTS AND EXPENSES

     Operating costs and expenses increased 68.9% to R$5,598 million in 2001 from R$3,316 million in 2000, principally as a result of the recognition of a R$754 million provision relating to our account receivable from the State Government as well as increases in electricity purchased for resale, depreciation and amortization, personnel and employee post-retirement benefits.

     We recorded a R$754 million provision relating to our account receivable from the State Government because of uncertainty with respect to the recoverability of amounts due under the CRC Account Agreement (as amended by the Second Amendment) between January 1, 2003 and May 1, 2015. See note 3 to our consolidated financial statements.

     We also recorded a R$150 million provision to reflect our estimation of the recoverability of our deferred regulatory assets. See notes 2(q) and 4 to our consolidated financial statements.

     Electricity purchased for resale consists primarily of purchases from Itaipu through Furnas. We are required under applicable regulations to purchase 17.0% of Itaipu's capacity at U.S. dollar-denominated prices. We also purchase electricity from the MAE and Furnas itself. Electricity purchased for resale increased 133.7% to R$1,914 million in 2001 from R$819 million in 2000 due mainly to the recordation of a R$952 million provision related to energy purchased from the MAE during the Electricity Rationing Plan and, to a lesser extent, the increase in the REAL/dollar exchange rate applicable to the Itaipu purchases.

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

     OPERATING (LOSS) INCOME

     As a result of the foregoing, we had a net operating loss of R$592 million in 2001 compared to net operating income of R$440 million in 2000.

     FINANCIAL EXPENSES, NET

     Financial expenses, net includes (i) financial income, which is mainly comprised of interest on and monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, monetary restatement of recoverable tax, renegotiated account receivables, foreign exchange gains, monetary restatement of deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the CPMF (a financial transaction tax), foreign exchange losses, monetary restatement losses and other expenses. Financial expenses increased to R$48 million in 2001 compared to R$42 million in 2000, principally due to an increase of R$105 million in net foreign exchange losses resulting from the 18.7% devaluation of the REAL against the U.S. dollar in 2001 (by comparison, there was a 9.3% devaluation of the REAL against the U.S. dollar in 2000) and a R$46 million increase in interest on loans and financing resulting from inflation variation with respect to the indices associated with our debt contracts, partially offset by a R$93 million increase in amounts due under our account receivable from the State Government, a R$40 million increase in income from temporary cash investments due to higher cash surplus in 2001 as compared to 2000 and R$26 million of income from monetary restatement of deferred regulatory assets as a result of the rate legislation changes in 2001. See notes 3, 4, 17 and 24 to our consolidated financial statements.

     INCOME TAXES

     Income taxes were an expense of R$78 million on pre-tax loss of R$640 million in 2001 compared to an expense of R$32 million on pre-tax income of R$398 million in 2000. Deductions of R$34 million and R$62 million in 2001 and 2000, respectively, with respect to interest on capital helped reduce the amount provisioned for income taxes in both periods. We have not recorded any income tax benefits relating to the provision for our account receivable from the State Government under either Brazilian GAAP or U.S. GAAP due to the treatment of such provision as a non-deductible expense, since it relates to a loss on a transaction with a controlling shareholder. See "Item 8. Financial Information--Dividend Policy and Payments" and note 6 to our consolidated financial statements.

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

OFF-BALANCE SHEET ARRANGEMENTS

     We have not entered into material off-balance sheet arrangements as defined by Commission rules.

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

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents as of December 31, 2002 were R$123 million compared to R$218 million as of December 31, 2001 and R$236 million as of December 31, 2000. None of our cash or cash equivalents was held in currencies other than REAIS as of December 31, 2002.

     CASH FLOW FROM OPERATING ACTIVITIES

     Net cash provided by operating activities in 2002, 2001 and 2000 totaled R$732 million, R$720 million and R$831 million, respectively. The increase in cash provided by operating activities in 2002 compared to 2001 was due primarily to higher cash earnings plus changes in working capital. The decrease in cash provided by operating activities in 2001 compared to 2000 was due primarily to lower cash earnings plus changes in working capital. Significant non-cash items affecting earnings included increased depreciation and amortization expense as a result of our on-going capital improvements projects, recognition of deferred regulatory assets in 2002 and 2001, the effects of monetary variation and exchange rate variations and the provision for loss recognized in 2001 on our account receivable from the State Government.

     CASH FLOW FROM INVESTING ACTIVITIES

     Net cash used in investing activities during 2002, 2001 and 2000 amounted to R$546 million, R$1,099 million and R$523 million, respectively, principally relating to the acquisition of property, plant and equipment for construction of new generation facilities by us or our consortia and the expansion and modernization of existing generation, transmission and distribution facilities. Capital expenditures amounted to R$636 million, R$323 million and R$406 million in 2002, 2001 and 2000, respectively. New investments in consortia and other affiliates also impacted net cash use in investing activities. Such investments amounted to R$336 million, R$223 million and R$50 million in 2002, 2001 and 2000, respectively. See the table below in "--Cash flow from financing activities" for more detail regarding how these capital expenditures were applied by us.

     As of December 31, 2001, we had restricted short-term investments in the amount of R$602 million, of which R$468 million was related to our issuance of long-term debentures in November 2001 in the amount of R$625 million. See "Item
10. Additional Information--Material Contracts." These resources were used in connection with our investment plan, executed in 2002, relating to the expansion of our energy production, transmission and distribution operations.

     CASH FLOW FROM FINANCING ACTIVITIES

     Net cash used in financing activities during 2002 was R$281 million, comprised of the repayment of R$597 million of REAL- and foreign currency-denominated long-term financing and the payment of R$214 million in dividends and interest on capital, offset by R$518 million in proceeds from long-term financing, including U.S. dollar-denominated long-term loans, and an advance for future capital increase made by minority shareholders of R$12 million.

     Net cash provided by financing activities during 2001 was R$361 million, comprised of R$1,150 million in proceeds from long-term financing, including U.S. dollar-denominated long-term loans and the November 2001 issuance of R$625 million of long-term debentures, offset by the repayment of R$617 million of REAL- and foreign currency-denominated long-term financing (including a US$121 million payment made in connection with the partial redemption of our fixed-rate Eurobonds in November 2001) and the payment of R$172 million in dividends and interest on capital. A portion of the proceeds from our issuance of long-term debentures, in the amount of R$468 million, was recorded as restricted short-term investments as of December 31, 2001. See "Item 10. Additional Information--Material Contracts."

     Net cash used in financing activities during 2000 was R$158 million as a result of repayment of R$282 million of REAL-denominated long term financing and payment of R$196 million in dividends and interest on capital, partially offset by R$320 million in proceeds of REAL-denominated long-term loans.

     Our indebtedness as of December 31, 2002 was R$3,539 million, composed of R$2,593 million of long-term debt and R$946 million current portion of long-term debt. This compares with indebtedness as of December 31, 2001 of R$2,480 million, composed of R$2,029 million of long-term debt and R$451 million current portion of long-term debt. Of our long-term debt (including the current portion) at December 31, 2002, R$2,119 million was denominated in foreign currencies (R$1,995 million of which was U.S. dollar-denominated) and R$1,420 million was denominated in REAIS. See notes 17 and 26(d) to our consolidated financial statements.

     We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios. These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil. These and other covenants could limit our ability to support our liquidity and capital requirements. We are currently not in compliance with some of these covenants. However, we have obtained waivers from our creditors which affirm that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amounts due. However, these waivers must be renewed on a quarterly basis and are conditioned upon our continued compliance with certain requirements. We cannot assure you that we will be able to renew these waivers and that in such case the relevant creditors will not accelerate payment. See note 17 to our consolidated financial statements and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

     As a state-controlled company, we are subject to restrictions under current financing laws and regulations in Brazil on our ability to obtain financing in certain situations. For example, we must obtain approval from the Brazilian Ministry of Finance and the Central Bank prior to certain international financial transactions and such approval is typically granted only if the purpose of the transaction is to finance the import of goods or to roll over our external debt. In addition, financial institutions in Brazil are subject to risk exposure restrictions with regard to state governments, governmental agencies and state-controlled companies such as us. The restrictions mentioned in this paragraph have not prevented us from obtaining financing although there is no assurance that our ability to obtain financing will not be hindered in the future. See "Item 3. Key Information--Risk Factors--Risks Relating to Brazil--We currently face limitations on our ability to obtain financing."

     Capital expenditures for the years ended December 31, 2002, 2001 and 2000, in millions of REAIS, are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        2002     2001     2000
                                                       ------   ------   ------
Generation power projects - under Consortia ........      233      179       39
Infovias equity acquisition ........................       87       --       --
Others .............................................       16       44       11
                                                       ------   ------   ------
  Total capital expenditures under Consortia
    and affiliates .................................      336      223       50
                                                       ------   ------   ------
Generation power projects - under Property,
  plant and equipment ..............................      180        6      107
Transmission network expansion .....................       59       47       10
Distribution network expansion .....................      278      206      260
Others .............................................      119       64       29
                                                       ------   ------   ------
  Total capital expenditures under property,
    plant and equipment ............................      636      323      406
                                                       ------   ------   ------

     We currently plan to make capital expenditures aggregating approximately R$855 million in 2003. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increase in our generation capacity. In 2002, we funded our capital expenditures and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and meet our other liquidity requirements in 2003 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

COMMITMENTS

     We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2002, about our future commitments in millions of REAIS.

                                                           2003    2004    2005    2006    2007
                                                          -----   -----   -----   -----   -----
Purchase of electricity from Itaipu for resale(1) .....   1,405   1,405   1,405   1,405   1,405
Transfer and transport electric power from Itaipu(1) ..      43      43      43      43      43
Repayment of long-term financing ......................     946     818     693     561     108
Pension plan contributions ............................     179     179     179     179     179
Investment in Infovias ................................     130      60       -       -       -
Construction commitments(2)
  Aimores hydroelectric power plant ...................      56      15       -       -       -
  Irape hydroelectric power plant .....................     224     251     160       9       9
  Funil hydroelectric power plant .....................      26       -       -       -       -
  Queimado hydroelectric power plant ..................      20       -       -       -       -
  Pai Joaquim hydroelectric power plant ...............      28       3       -       -       -
  Bom Despacho 3 transmission substation ..............      60       9       -       -       -
                                                          -----   -----   -----   -----   -----
                                                            414     278     160       9       9
Total .................................................   3,117   2,783   2,480   2,197   1,744
                                                          =====   =====   =====   =====   =====

----------
(1) Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu
(2) Contractual commitments with contractors

RESEARCH AND DEVELOPMENT

     We are engaged in projects that explore technological advances in energy-related fields such as the development of the usage of alternate energy sources, environmental control and power system performance and safety optimization. In 2002, we spent a total of approximately R$21 million on research and development, including transfers to FUNDO NACIONAL DE DESENVOLVIMENTO CIENTIFICO E TECNOLOGICO--FNDCT (a federal research and development fund), or FNDCT. During the years ended December 31, 2002, 2001 and 2000 we spent an aggregate of approximately R$12.3 million on research and development, and we transferred R$22.3 million to FNDCT during that time. These figures do not include our purchases of technology such as computer hardware and software and other technology-related items. We expect to spend a total of approximately R$25 million on research and development in 2003. We conduct these efforts in accordance with Federal Law No. 9,991, which requires Brazilian power utilities to spend at least 0.5% of their net income on research and development projects (including transfers to FNDCT), as well as in accordance with our strategic corporate plans.

     We have dedicated a substantial portion of our research and development activities to the development of the usage of alternative energy sources, including wind, solar and biomass power generation. For example, our experimental Morro do Camelinho wind farm, with an installed capacity of 1 MW, began operating in 1994. See " Item 4. Information on the Company--Generation and Purchase of Electric Power--Wind Farm." We are currently involved in alternative energy research and development through projects that involve:

     - the development of the first Latin American 500W and 1,000W prototypes of hydrogen fuel cells (Direct Hydrogen Proton Exchange Membrane Fuel Cells) and research regarding the development of cells fueled directly by ethanol without external reform (Direct Ethanol Proton Exchange Membrane Fuel Cell);

     - the use of low cost technologies for electricity generation such as Elsbeth and Stirling motors, internal combustion engines, photovoltaic panels, micro turbines, high temperature fuel cells, biomass gasification, and bio-gas from animal biomass;

     - the creation of an experimental laboratory for the production of hydrogen as an energy source;

     - a joint research program with UNIVERSIDADE FEDERAL DE ITAJUBA relating to small hydroelectric plants, thermal generation and distributed energy resources;

     - a joint research program with CENTRO TECNOLOGICO DE MINAS GERAIS focusing on the development of a low-cost photovoltaic cell;

     - a joint research program with UNIVERSIDADE FEDERAL DE VICOSA relating to planted biomass for electricity generation; and

     - a joint research program with CENTRO FEDERAL DE EDUCACAO TECNOLOGICA focusing on the development of small solar thermal power plants using low-cost materials.

     Our research and development projects in areas other than alternative energy sources include:

     - a research program with respect to lightning, a major cause of power outages, that uses the first South American lightning research station and Brazil's first tracking and location system for lightning and a partnership with Universidade Federal de Minas Gerais that created the Lightning Research Center;

     - a geology-related research program in partnership with the UNIVERSIDADE FEDERAL DE OURO PRETO;

     - a riparian vegetation replanting project in partnership with the UNIVERSIDADE FEDERAL DE LAVRAS;

     - a weather forecasting and meteorology project in partnership with the PONTIFICIA UNIVERSIDADE CATOLICA DE MINAS GERAIS;

     - a fish safety project in partnership with UNIVERSIDADE FEDERAL DE MINAS GERAIS; and

     - a research program that seeks to develop new, better-performing power line conductors.

     We have also been instrumental in developing programs relating to the generation of electricity in remote areas and for low-income consumers, such as our Lumiar and Luz Solar programs. See "--Distribution--Expansion of Distribution Capacity."

TRENDS

     Under normal weather conditions, we are able to generate approximately 60% of the electricity sold to final customers. During the last two years, our ability to do this was deeply affected by insufficient reservoir levels. Accordingly, part of the electricity supplied to final customers had to be purchased on the MAE and from IPPs. During the last few fiscal quarters, we have gradually been able to increase generation to a level similar to that which we experienced prior to the Electricity Rationing Plan. However, we have not yet been able to generate 60% of the electricity sold to final customers as we had previously been able to generate under normal weather conditions.

     As a public service utility, we are subject to regulations issued by the Federal Government as described in "Item 4. Information on the Company--Brazil's Energy Market--Regulation." Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue if the change relates to prices or with respect to our operating expenses if the change relates to costs incurred to provide service to customers.

     We do not anticipate any significant change in revenues in respect of the transmission and distribution businesses since the regulation in place meets the announced plans of the new Federal Government administration. Electric energy retail rates were recently reviewed as provided in our concession agreements and our rates we charge our captive customers were increased by 31.5%, which is intended to be sufficient to provide adequate return on the investment made over the concession term. The rate readjustment was applied differently to different client categories with industrial clients having higher readjustments than residential clients. For more information, see "Item 4. Information on the Company--Brazil's Energy Market--Rates" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Rates" in Annex A. This difference in application may have an impact on sales volume growth in the future since industrial clients will tend to develop power projects to supply energy to themselves at lower cost. We are taking steps to mitigate this impact through the connection of new clients of different categories as well as clients based in neighboring states. In the coming years, we expect electricity consumption to grow toward the pre-rationing level based on an assumption that economic activity in Brazil will return to the levels it reached prior to the Federal Government-imposed rationing. However, there can be no assurance that this will occur.

     We expect that expenses that we are not able to control will increase at a rate well above inflation, which will require further rate increases as described in "Item 3. Key Information--Risk Factors--Risks Relating to Brazil--Changes in the rate-setting structure applicable to Brazilian electric utilities, as well as other actions by the Federal Government, could cause our net income to decrease" and "The Brazilian Electricity Sector--Legal and Regulatory Matters--Federal Government Action to Reimburse Electric Utilities" in Annex A. We expect our controllable costs to rise more or less at the rate of inflation since most of these cost items are adjusted for inflation according to contractual terms. We have taken measures to cut operating costs so as to meet benchmarks proposed by the ANEEL in the rate review process.

     With respect to expansion, the most significant trend relates to universalization of client service. Utilities are currently required to provide service to all clients according to a schedule to be set by ANEEL. The funds needed to expand our distribution system to connect customers that do not currently have service will come from federal funds derived from regulatory charges collected from customers. It is unclear how these funds will be distributed to utilities. ANEEL regulations relating to this matter are expected to be forthcoming.

     With respect to energy supply, we expect the current overcapacity and favorable reservoir levels to prevail in the near term, allowing customers to consume electricity at lower prices and discouraging investment in new power projects. Investment in new generating capacity is one of the major concerns of the Federal Government to be addressed through regulatory framework reform. According to preliminary versions of the revised regulatory framework, generators will be encouraged to invest in new capacity through long-term contracts to be signed with distributors and at prices to be set at public auctions. Guarantees will be provided in order to reduce the credit risk of distributors.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     We are managed by our CONSELHO DE ADMINISTRACAO (Board of Directors), which consists of 14 directors, with each director having a corresponding alternate, and our DIRETORIA (Board of Executive Officers), which consists of seven executive officers. As our majority shareholder, the State Government has the right to elect the majority of our Board of Directors and, therefore, can control our direction and future operations. Each holder of our common shares is entitled to vote to elect members of our Board of Directors. Under the cumulative voting system set forth in the Brazilian Corporate Law and CVM regulations, any shareholder holding at least 10% of our outstanding common shares may accumulate votes for one or more designees for a seat on the Board of Directors.

     Pursuant to our by-laws, holders of preferred shares representing at least 10% of our share capital or holders of common shares representing at least 15% of our voting capital (other than our controlling shareholder) have the right to appoint one member and an alternate to the Board of Directors. If none of the holders of common shares or preferred shares meets the respective thresholds described above, shareholders representing in the aggregate at least 10% of our share capital will be able to combine their holdings to appoint one member and an alternate to the Board of Directors.

BOARD OF DIRECTORS

     Our Board of Directors ordinarily meets once every two months. Its responsibilities include the establishment of corporate strategy, the general direction of our business and the election, dismissal and supervision of our executive officers.

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

     The members of our Board of Directors are elected to serve three-year terms and may be reelected. The full complement of directors is elected every three years. Of the current 14 members of our Board of Directors, 8 were elected by the State Government, 5 were elected by Southern and one was elected by our preferred stockholders. The terms of the current members of our Board of Directors expire in April 2006.

     The names, positions and dates of initial appointment of our directors and their respective alternates are as follows:

                                                                                           DATE OF INITIAL
                            NAME                                 POSITION                    APPOINTMENT
    -----------------------------------------------------    -----------------            -----------------
    Wilson Nelio Brumer(1)...........................            Director                 February 27, 2003
    Fernando Lage de Melo............................            Alternate                February 27, 2003
    Djalma Bastos de Morais..........................            Director                  January 14, 1999
    Luiz Antonio Athayde Vasconcelos.................            Alternate                February 27, 2003
    Francelino Pereira dos Santos....................            Director                 February 27, 2003
    Marco Antonio Rodgrigues da Cunha................            Alternate                February 27, 2003
    Antonio Adriano Silva............................            Director                  January 14, 1999
    Francisco Sales Dias Horta.......................            Alternate                February 27, 2003
    Flavio Jose Barbosa de Alencastro................            Director                 February 27, 2003
    Guilherme Horta Goncalves Junior.................            Alternate                February 27, 2003
    Oderval Esteves Duarte Filho(2)..................            Director                    April 14, 2000
    Geraldo Dannemann(2).............................            Alternate                   April 14, 2000
    Marcelo Pedreira de Oliveira(2)..................            Director                    April 30, 2002
    Luiz Felippe Leal da Fonseca Junior(2)...........            Alternate                     May 28, 2003
    Joao Bosco Braga Garcia(2).......................            Director                    April 14, 2000
    Carlos Suplicy de Figueiredo Forbes(2)...........            Alternate                February 27, 2003
    Sergio Lustosa Botelho Martins(2)................            Director                    April 14, 2000
    Marc Leal Claassen(2)............................            Alternate                   April 14, 2000
    Mario Lucio Lobato(2)............................            Director                      May 28, 2003
    Andre Luis Garbuglio(2)..........................            Alternate                     May 28, 2003
    Aecio Ferreira da Cunha..........................            Director                      May 28, 2003
    Eduardo Lery Vieira..............................            Alternate                     May 28, 2003
    Maria Estela Kubitschek Lopes....................            Director                 February 27, 2003
    Fernando Henrique Schuffner Neto.................            Alternate                    April 30,2002
    Alexandre Heringer Lisboa........................            Director                 February 27, 2003
    Franklin Moreira Goncalves.......................            Alternate                February 27, 2003
    Francisco Roberto Andre Gros(3)..................            Director                      May 28, 2003
    Arnaldo Jose Vollet(3)...........................            Alternate                     May 28, 2003

   ----------
    (1) Chairman of the Board of Directors.
    (2) Elected by Southern.
    (3) Elected by our preferred shareholders.

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

Djalma Bastos de Morais - Mr. Morais holds a bachelor's degree in engineering from the Military Institute of Engineering and has completed additional post-graduate studies in telephony and computers at the same institute. Since January 1999 he has been the Chief Executive Officer of Gasmig and since July 2002 he has been the Chief Executive Officer of Infovias. From May 1999 to August 2001 he was the Chief Executive Officer of Infovias. From 1995 to 1998, he was Vice-President of Petrobras Distribuidora S.A., the Brazilian oil company. From 1993 to 1994, Mr. Morais served as Brazilian Minister of Communications. He has also held various other positions, such as chief executive officer of Telecomunicacoes de Minas Gerais S.A.--Telemig; manager of Telecomunicacoes Brasileiras S.A.--Telebras; chief operating officer of Telecomunicacoes de Mato Grosso--Telemat; chief operating officer of Telecomunicacoes do Amazonas--Telemazon; and manager of Telefonica Municipal S.A.--Telemusa.

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

Marcelo Pedreira de Oliveira - Mr. Oliveira holds a degree in economics and an MBA from IBMEC (the Brazilian Capital Markets Institute). He was a member of the board of directors of Infovias and Eletronet S.A. and the former Chief Financial and Management Officer of Eletronet S.A. He worked as a financial analyst, managed the accounting department of Light Servicos de Eletricidade S.A. and was assistant to the Executive Vice-President of CEMIG.

Joao Bosco Braga Garcia - Mr. Garcia earned a degree in accounting and business administration in 1979 and earned a degree in economics in 1980 from the Pontifical Catholic University of Minas Gerais. Mr. Garcia is currently the controlling manager of Southern. He served as consultant to the in-house auditing department of CEMIG from December 1997 to October 1999. Mr. Garcia has also served as controlling officer of Itaminas Comercio de Minerios S.A. and Minas do Itacolomy Ltda. from October 1990 to August 1997, financial analyst for Constructora Mendes Junior S.A. from August 1984 to September 1990, in-house audit supervisor of Magnesita S.A. from October 1981 to July 1984 and senior accountant of Arthur Andersen S/C from July 1977 to July 1981. Mr. Garcia was responsible for the accounting department of the Pontifical Catholic University of Minas Gerais.

Sergio Lustosa Botelho Martins - Mr. Martins earned a degree in economics from the Economic Sciences Faculty of the Federal University of Minas Gerais in 1962. He has served as the managing partner of Plus Sante Sistemas Assistenciais de Saude Ltda. since September 1995. Mr. Martins has also served as the Chief Commercial Officer of Datamec S.A. Sistemas de Processamentos de Dados from March 1996 to May 1997, managing partner of Mineracao Mira Serra Ltda. from 1989 to 1995, Subsecretary of Industry and Commerce of the State of Rio de Janeiro from 1988 to 1989, officer of Grupo Tecnicorp from 1979 to 1986, managing partner of Jequitiba Empreendimentos e Construcoes Ltda. from 1976 to 1988, officer of Grupo Multiplo from 1971 to 1977 and economist and financial officer of Magnesita S.A. from 1963 to 1971.

Mario Lucio Lobato - Mr. Lobato earned a degree in mechanical engineering from the Federal University of Minas Gerais and took post-graduate classes in economic engineering at Dom Cabral Foundation from September 1980 to April 1981. He took several refresher courses as AOTS, Tokio-Japan, Import Procurement for Projects in the electrical sector PRODEC/Helsink School of Economics, Caracas-Venezuela, Project Management from ProjktStyrning AB, Stockholm-Sweden. Mr. Lobato has been the procurement manager of Eletronet since 2000. From January 1999 to February 2000, he was the procurement manager of Infovias. From April 1984 to January 1999, he worked for CEMIG as the manager of the procurement area, manager of the special procurement sector and the assistant of the special procurement sector. From 1977 to 1984, Mr. Lobato was the manager of the industrial engineering area, supervisor and engineer of methods and procedures of manufacturing and of General Motors TEREX do Brasil.

Aecio Ferreira da Cunha - Mr. Cunha earned his law degree from the National Law Faculty of the University of Brazil, in Rio de Janeiro, in 1951. He was certified by the Brazilian Superior School of War in 1973. Presently, Mr. Cunha is an agribusiness entrepreneur in Northern Minas Gerais. Since 1993, he has been a director of Furnas. In 1993 he was the chairman of BNDES. He was the congressional representative for six terms, from 1963 to 1987 and representative of the Minas Gerais House of Representatives for two terms from 1955 to 1962. Prior to that, Mr. Cunha was the Chief of the Cabinet of the Minas Gerais State Secretary of Agriculture, Commerce and Labor. In 1988 Mr. Cunha was nominated Minister of the Brazilian Court of Audit, having his name approved by the Brazilian Congress, but for personal reasons, he declined before taking office.

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

Francisco Roberto Andre Gros - Mr. Gros graduated with praise in economics from Princeton University, EUA, in 1964. He has been a director and the chief executive officer of Fosfertil-Untrafertil since May 2003. He was appointed in January 2002 as the chief executive officer of Petrobras and from April 2001 to December 2001 he was a member of the Energy Crisis Management Chamber of the Comite de Revitalizacao do Modelo do Setor Eletrico (the Electric Power Sector Revitalization Committee). In February 2000, Mr. Gros was appointed President of BNDES while serving as a director of Petrobras. From November 1993 to February 2000 Mr. Gros worked for Morgan Stanley Dean Witter as the executive director for the bank's transactions in Latin America and the chairman of Morgan Stanley Dean Witter Latin America. From 1991 to 1992 and in 1981 he was the president of the Central Bank of Brazil. In his second term as president of the Central Bank of Brazil he was one of the main members of the economical team responsible for the elaboration and conduct of the recovering and overture of the Brazilian economy started in 1991. Also, in his second term he leaded the negotiations that ended with the Clube de Paris agreement in February 1992, and with the IMF in June of the same year. From 1987 to 1989 he was the chief executive officer of Aracruz Celulose, during which time he coordinated a project that doubled the size of the company, with investments of approximately US$1.2 billion. From July 1985 to February 1987, Mr. Gros was a director of BNDES and vice-president of BNDESPAR. From 1981 to 1985 he was an executive director of capital markets of Unibanco. From 1977 to 1981 Mr. Gros was the general superintendent and director of CVM and from 1975 to 1977 he was an executive director of Multiplica Corretora. Mr. Gros started his career on Wall Street as a banker. From 1972 to 1975, he worked for Kidder, Peabody and Co., an investment bank.

BOARD OF EXECUTIVE OFFICERS

     Our Board of Executive Officers is responsible for the execution of decisions made by our Board of Directors and for our day-to-day management. Our executive officers have individual responsibilities established by our by-laws and serve for three-year terms. The terms of the current executive officers expire in April 2006. Generally, ordinary meetings are held at least twice monthly and extraordinary meetings are held whenever called by the Chief Executive Officer or by two executive officers other than the Chief Executive Officer.

     The names, positions and dates of initial appointment of our executive officers are as follows:

                                                                                                 DATE OF INITIAL
                     NAME                                          POSITION                        APPOINTMENT
-----------------------------------------------      --------------------------                 -----------------
Djalma Bastos de Morais........................      Chief Executive Officer(1)                  January 14, 1999
Francisco Sales Dias Horta.....................      Executive Vice-President                        June 2, 2003
Celso Ferreira.................................      Chief Planning, Projects and               February 11, 2003
                                                     Construction Officer
Elmar de Oliveira Santana......................      Chief Energy Generation and                February 11, 2003
                                                     Transmission Officer
Jose Maria de Macedo...........................      Chief Energy Distribution and              February 11, 2003
                                                     Commercialization Officer
Flavio Decat de Moura..........................      Chief Financial and Investor Relations     February 11, 2003
                                                     Officer
Heleni de Mello Fonseca........................      Chief Corporate Management Officer         February 11, 2003

----------
(1) Mr. Djalma Bastos de Morais has taken a temporary leave of absence from his duties for personal reasons. In the interim, Francisco Sales Dias Horta, our Executive Vice-President, is functioning as our Chief Executive Officer.

     Set forth below is brief biographical information for each member of the Board of Executive Officers.

Djalma Bastos de Morais - For biographical information regarding Mr. Morais, see "-- Board of Directors."

Francisco Sales Dias Horta - Mr. Horta holds a degree in Business Administration from the faculty of UNA. He is a congressional representative and the president of the Minas Gerais Cristian Youth Association, Latin American Confederation of Cristian Youth Associations and of the Benjamin Guimaraes Foundation. Mr. Horta was one of the founders of the Shop Owner Club Foundation for assistance of under age teenagers. He is an entrepreneur in the optical sector, owning shops in the cities of Belo Horizonte and Sete Lagoas in Minas Gerais, and in Manaus, state of Amazonas. He is a director and president of the Minas Gerais Trading Association, Minas Gerais Retail Association, Belo Horizonte Shopper Owners Chamber and of the Economic Politics Council of the State of Minas Gerais Industry Federation.

Celso Ferreira - Mr. Ferreira holds a degree in electrical and mechanical engineering from the Federal Engineering School of Itajuba in the State of Minas Gerais and a masters degree in electric system engineering from the Rensselaer Polytechnic Institute and has completed coursework in electrical system operation and energy trading in Brazil and abroad, including courses at the International Agency for Nuclear Energy in Paris and Commonwealth Edison Co. in Chicago. Since March 2003, he has been the Chief Executive Officer of the following companies: Usina Termica Ipatinga S.A., Cemig Capim Branco S.A. and Usina Termeletrica Barreiro S.A. He is the Chief Technical Officer of Efficientia S.A. and director of Gasmig. Mr. Ferreira was the chief generation and commercialization executive officer of Furnas from 1991 to 2003, chairman of that company for four months in 1999 and a member of the board of directors several times from 1991 to 2003. He also served as a director of the ONS, serving as chairman from its foundation in 1998 to the beginning of 2003. He was a representative of Furnas on the MAE, participating in discussions regarding certain MAE rulings and the General Agreement of the Electricity Sector. Mr. Ferreira was a professor of the Engineering School of the University of Rio de Janeiro from 1970 to 1980. From 1966 to 1970, he worked as an engineer for Cia. Auxiliar de Empresas Eletricas--CAEEB. He was one of the founders of Associacao Brasileira das Empresas Geradoras de Energia Eletricas--ABRAGE (Brazilian Electricity Generation Company Association) and of Associacao Brasileira das Grandes Empresas de Transmissao - ABRATE (Brazilian Transmission Company Association). Mr. Ferreira has also served as a member of several associations, including the energy commission of the Commercial Association of Rio de Janeiro from 1999 to 2000 and of the fiscal council of Companhia Paranaense de Energia - Copel.

Elmar de Oliveira Santana - Mr. Santana holds a degree in electrical engineering from the Pontifical Catholic University of Minas Gerais and a master's degree in business administration from IBMEC (the Brazilian Capital Markets Institute). Since March 2003, he has been the Chief Executive Officer of Efficientia S.A. and Cemig PCH S.A. He is the Chief Technical Officer of Gasmig as well as the Executive Officer of Usina Termica Ipatinga S.A., Sa Carvalho S.A., Horizontes Energia S.A. and Cemig Trading S.A. He is also the vice-president of the board of directors of Central Termoeletrica de Cogeracao S.A. He worked from 1977 to 1983 at DAE/MG (a water and electricity utility owned by the State of Minas Gerais) as the rural electrification coordinator and as an operations and distribution superintendent. From 1983 to 2001, he worked at CEMIG as an engineer, as sales and distribution superintendent and as assistant to the head of sales and distribution. From December 2001 to April 2002, he was the Secretary of Mines and Energy for the State of Minas Gerais.

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

Flavio Decat de Moura - Mr. Moura holds a degree in electronic and electrical engineering from the Federal University of Minas Gerais. He served as a director and chief executive officer of Electronuclear, the Federal Government's nuclear power agency, from May 2001 to January 2003 and as chief development officer of Sithe Energies, Inc. from 1998 to 2000. From 1996 to 1997 he was vice-president and chief electricity distribution officer of Empresa Energetica de Mato Grosso do Sul S.A.--Enersul. In 1993, Mr. Moura was the chief technical and engineering officer of Itaipu. He served as the chief electricity production officer of Empresa Transmissora de Energia Eletrica do Sul do Brasil S.A.--Electrosul from 1992 to 1993 and the superintendent of engineering of Itaipu from 1983 to 1992. Mr. Moura was also the assistant to the chief executive officer of Itaipu and engineer and manager of several divisions of Furnas from 1970 to 1982.

Heleni de Mello Fonseca - Mrs. Fonseca graduated with a degree in electrical engineering with a specialization in electronics and telecommunications from the National Telecommunications Institute - INATEL and completed post-graduate studies in marketing and business development at Fundacao Getulio Vargas--FGV. Since March 2003, she has been the Chief Executive Officer of Sa Carvalho S.A. and Horizontes Energia S.A. and the Executive Officer of Cemig PCH S.A., Cemig Capim Branco Energia S.A. and Usina Termeletrica Barreiro S.A. She was the chief officer of entrepreneurial business of Telemar, the phone company of the State of Bahia, Brazil, from August 2000 to November 2001, the chief officer of corporate and retail business of Telemar from August 1998 to August 2000, the chief of services of Telemig, a phone company in the State of Minas Gerais, from January 1996 to August 1998 and the chief operation officer of Telemig and Telemar from July 1995 to December 1995. Mrs. Fonseca also served as a director of the Telecommunications Department of the State of Minas Gerais--DETEL/MG, or DETEL/MG, from June 1991 to July 1995 and the manager of the implementation of data communication services of Empresa Brasileira de Telecomunicacoes--Embratel in Minas Gerais from 1998 to 1991. From 1976 to 1987, she worked at the Telecommunications Department of DETEL/MG as an engineer, technical officer and engineering superintendent.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     For the year ended December 31, 2002, the aggregate amount of compensation that we paid to all directors and executive officers at that time was approximately R$2.3 million.

FISCAL COUNCIL

     Our Fiscal Council, which generally meets once every three months, consists of three to five members and their respective alternates elected by our shareholders for a one-year term at the annual meeting. Holders of the preferred shares as a group are entitled to elect one member of the Fiscal Council and a corresponding alternate. Holders of common shares representing at least 10%, individually or in the aggregate, are entitled to elect one member of the Fiscal Council and a corresponding alternate. The primary responsibility of the Fiscal Council, which is independent from management and from the independent public accountants appointed by the Board of Directors, is to review our financial statements and report on them to our shareholders. The Fiscal Council is also charged with issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and corporate reorganizations. The Fiscal Council also examines the activities of management and reports these activities to the shareholders.

     The current members of the Fiscal Council and their alternates, all of whose terms expire on April 30, 2004, are as follows:

                                                                                        DATE OF INITIAL
                               NAME                                    POSITION           APPOINTMENT
---------------------------------------------------------------        ---------       ----------------
Luiz Guarita Neto..............................................         Member         February 27, 2003
Aristoteles Luiz Menezes Vasconcellos Drummond.................         Member           April 27, 1999
Luiz Otavio Nunes West(1) .....................................         Member           April 27, 1999
Bruno Constantino Alexandre dos Santos(2)......................         Member           April 30, 2001
Thales de Souza Ramos Filho....................................         Member         February 27, 2003
Ronald Gastao Andrade Reis.....................................        Alternate         April 30, 1998
Marcus Eolo de Lamounier Bicalho...............................        Alternate       February 27, 2003
Augusto Cezar Calazans Lopas(1)................................        Alternate         April 30, 2003
Beatriz Oliveira Fortunato(2)..................................        Alternate         April 30, 2003
Aliomar Silva Lima.............................................        Alternate       February 27, 2003

----------
(1)  Elected by Southern.
(2)  Elected by shareholders holding our preferred shares.

CONSUMER COUNCIL

     We have established a Consumer Council pursuant to Brazilian law, which is comprised of representatives of consumer groups and advocacy organizations. The Consumer Council advises us as to service and other concerns of our customers.

EMPLOYEES

     At December 31, 2002, we had 11,468 employees, of whom 147 were managers, and during the year then ended we had an average of 501 temporary employees. At December 31, 2001, we had 11,288 employees, of whom 148 were managers, and during the year then ended we had an average of 528 temporary employees. The following table sets forth the number of our employees by category at the dates indicated:

                                           NUMBER OF EMPLOYEES AT
                          ---------------------------------------------------------
                          DECEMBER 31, 2002   DECEMBER 31, 2001   DECEMBER 31, 2000
                          -----------------   -----------------   -----------------
Managers                                147                 148                 390
Professionals                         1,424               1,384               1,189
Operational technicians               8,112               7,929               8,020
Clerical workers                      1,785               1,827               1,933
                          -----------------   -----------------   -----------------
Total                                11,468              11,288              11,532
                          =================   =================   =================

     Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into a collective bargaining agreement with the labor unions representing most of these employees. Beginning in 1994, we ceased our long-standing practice of automatically increasing salaries to adjust for the effects of inflation. Instead, freely negotiated collective bargaining sessions are held on an annual basis and the resulting agreement is effective during the following 12-month period beginning November 1. In November 2002, we finalized a collective bargaining agreement for the one-year period beginning November 1, 2002. This agreement provides for an 11.43% salary increase compared to the prior year and for a special profit sharing payment equivalent to 65% of the actual base salary in force in October 2002, in a minimum amount of R$500.00 per employee.

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

     We and our employees' labor unions, most of which are represented by Sindieletro, agreed on changes to the existing employee health care plans in the third quarter of 2002. These changes altered the contribution criteria that we, our employees and our retirees are responsible for and the types of benefits covered in each plan. The implementation of these changes took place as of January 1, 2003. See note 19 to our consolidated financial statements.

SHARE OWNERSHIP

     Each of our directors and executive officers beneficially owns less than 1% of our preferred shares.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

     As of December 31, 2002, the State Government owned 36,119,657,399 common shares, or 50.96% of our outstanding voting stock, and 3,030,572,489 preferred shares, or approximately 3.31% of those outstanding. As of the same date, Southern, our second largest shareholder, owned 23,362,956,173 common shares, or approximately 32.96% of those outstanding. Southern is a joint venture formed in 1994. We believe that a principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company. We believe that the other significant member of Southern is, as of December 31, 2002, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses. We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participacoes S.A.

     The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2002.

                                               COMMON               %              PREFERRED             %
             SHAREHOLDER                       SHARES            OF CLASS           SHARES            OF CLASS
----------------------------------------   ---------------   ---------------    ---------------   ---------------
State Government (1)                        36,119,657,399             50.96      3,030,572,489              3.31
Southern ...............................    23,362,956,173             32.96                  -                 -
All directors and executive officers
    as a group .........................            38,560                 -          1,566,338                 -
Other ..................................    11,391,515,791             16.08     88,178,383,872             96.61
                                           ---------------   ---------------    ---------------   ---------------
Total of outstanding shares ............    70,874,167,923            100.00%    91,210,522,699             99.92%
                                           ---------------   ---------------    ---------------   ---------------
Treasury shares ........................                 -                 -         69,128,403              0.08%
Total of authorized and issued shares ..    70,874,167,923            100.00%    91,279,651,102            100.00%
                                           ===============   ===============    ===============   ===============

----------
(1) The shares attributed in this line item to the State Government include shares held by MGI and other State Government agencies.

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

     We are not aware of any significant changes in the percentage ownership of any shareholders that held 5% or more of our outstanding shares during the past three years.

     Although our by-laws do not provide any restrictions concerning a change in our control, a state law authorizing a change of control would be required for a change of control to take place. Because we are a state-controlled company, the sale of more than 50% of the voting stock of CEMIG by the State Government requires the passage of specific authorizing legislation by the legislature of Minas Gerais. See note 31 to our consolidated financial statements.

RELATED PARTY TRANSACTIONS

     We are party to the following related-party transactions:

     - Our agreement with the State Government with respect to the CRC Account and related financial income and provision for loss and VAT advance payments, expenses, assets and liabilities; and

     - Our agreement with Forluz, the entity responsible for managing our employee pension fund, pertaining to the fund and related balances.

For a more detailed discussion of these transactions, see note 25 to our consolidated financial statements.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

     Please refer to our financial statements that appear beginning on page F-1 of this document as well as "Item 3. Key Information--Selected Consolidated Financial Data."

LEGAL PROCEEDINGS

     We are affected by an ongoing dispute between our shareholders. We are also defending several judicial proceedings involving rate increases, taxes and contributions, labor and pension fund obligations and civil liabilities, as well as several administrative proceedings regarding tax obligations, environmental penalties and other charges imposed by governmental agencies, including ANEEL. The most relevant proceedings in which we are involved are summarized below.

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

     RATE INCREASES AND REGULATORY MATTERS

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

     We are actively contesting all of the aforementioned rate increase claims. Some of these claims have been decided at the trial court level in our favor, whereas some have been decided in favor of our customers. All of the cases that have been decided at the trial court level have been appealed to the SUPERIOR TRIBUNAL DE JUSTICA (Superior Court of Justice), which ruled that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. In the aggregate, the rate increase claims brought against us amounted to R$85.7 million as of December 31, 2002, and at that date we had accrued a liability of that amount.

     We are a defendant in a lawsuit contesting rate subsidies granted to low-income consumers. It is not possible at the present time to estimate the amounts involved in this claim. We have not accrued any liability related to this claim because we believe that we have a meritorious defense.

     We are a defendant in five lawsuits contesting the ENCARGO DE CAPACIDADE EMERGENCIAL (Emergency Capacity Charge), filed between February 2002 and July 2002. Each of these claims has been certified as a class action and involves alleged damages caused by the Electricity Rationing Plan. It is not possible at the present time to estimate the amounts involved in these claims. We have not accrued any liability related to these claims because we believe we have a meritorious defense. We merely collect the Emergency Capacity Charge from our customers on behalf of CBEE.

     We are a defendant in a lawsuit related to the RECOMPOSICAO TARIFARIA, or the regulatory extraordinary rate adjustment, filed in August 2002. It is not possible at the present time to estimate the amounts involved in this claim. We have not accrued any liability related to this claim because we believe that we have a meritorious defense.

     In December 2002 we filed a lawsuit against ANEEL and the MAE contesting the amounts we were charged during a "settlement process" carried out by the MAE in December 2002 and January 2003. This settlement process was intended to settle certain outstanding amounts that we and other electric concessionaires owed to the MAE in connection with spot market energy purchases at high prices during the Electricity Rationing Plan. In the settlement process, we believe that the MAE did not calculate correctly the amount of debt that we had accrued in respect of our MAE purchases. During the pendency of this lawsuit, a portion of the MAE transaction proceeds to which we are entitled under the General Agreement of the Electricity Sector have been retained by other utilities. We do not believe that the retention of these proceeds will have a significant impact on our results of operations. Furthermore, we expect to be successful in this lawsuit.

     In January 2003 we filed another lawsuit relating to the MAE settlement process. Due to the circumstances mentioned in the immediately preceding paragraph, we did not settle our outstanding MAE obligations during the settlement process. We have filed this additional lawsuit to prevent the imposition of a fine on us relating to our failure to settle. Such a fine, if imposed, would amount to R$3.2 million. We expect to be successful in this lawsuit.

     TAXES AND OTHER CONTRIBUTIONS

     We are party to a number of proceedings and claims involving the Federal Government as well as other proceedings and claims arising in the ordinary course of business. These proceedings and claims include judicial disputes regarding payment of taxes and contributions such as a potential tax dispute including social contribution tax and Finsocial contributions, for which we have accrued a total liability of R$112.5 million as of December 31, 2002, and a dispute regarding the COFINS revenue tax for which we have not recorded any reserve, as we believe that we have a meritorious defense.

     We have also contested a number of administrative proceedings asserted by federal tax authorities in respect of income tax set-off resulting from the adjustment made in 2001 to our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil for the years ended December 31, 1997, 1998, 1999 and 2000 relating to new accounting rules for pension fund obligations established by CVM Instruction No. 371 of December 13, 2000. The amount involved in these claims is estimated to be R$398 million as of December 31, 2002. In May 2003, we received a final favorable decision with respect to these claims.

     LABOR AND PENSION FUND OBLIGATIONS

     We are defending a number of labor-related claims brought by our employees. These claims generally refer to overtime and hazardous occupation compensation. Employees must file a claim for these payments within two years of the termination of their employment agreements. As of December 31, 2002, these employees were seeking, in the aggregate, approximately R$87.1 million in compensation, and at that date we had accrued a liability of R$69.7 million with respect to these claims.

     We are also defending, with Forluz, a claim brought by Sindieletro, our employees' labor union. Sindieletro asserts that we failed to make certain allegedly obligatory cost-of-living increases in contributions to our employee pension funds. As of December 31, 2002, the plaintiff in this action was seeking R$593.7 million. We have not accrued any liability related to this claim as we believe we have a meritorious defense.

     In addition, Sindieletro has sued Forluz in order to contest the increase of the value of the contributions to be paid by Forluz to our employees. We estimate that the amount related to this lawsuit is approximately R$268.2 million as of December 31, 2002. If Sindieletro is successful in this lawsuit, we expect that Forluz may make a claim against us seeking reimbursement for the amount payable to employees. We have not accrued any liability relating to this claim as we believe we have a meritorous defense.

     CLAIMS IN THE ORDINARY COURSE OF BUSINESS

     We are a party to several civil claims involving small amounts brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of our business and damages suffered as a result of the interruption of the supply of energy to them. These claims totaled an estimated R$30.1 million as of December 31, 2002. As of that date, we had accrued a liability of R$18.0 million with respect to these claims. We have not accrued a liability with respect to the full amount of the claims because we believe we have a meritorious defense to certain portions of these claims.

     LEGAL PROCEEDINGS RELATED TO ENVIRONMENTAL MATTERS

     We are a defendant, with CVRD, Comercial e Agricola Paineiras and Companhia Mineira de Metais, in a class action lawsuit, brought by citizens of Minas Gerais, concerning the environmental licensing of the Capim Branco I and Capim Branco II hydroelectric power plants. This lawsuit alleges that we did not obtain proper licensing for these projects and seeks to nullify the environmental licenses relating to these power plants. We believe we have a meritorious defense to this lawsuit.

     We are also a defendant, with CVRD, in a class action lawsuit, brought by the Public Prosecutor of Minas Gerais, concerning the Aimores hydroelectric power plant. This lawsuit alleges that we did not obtain proper licensing for this project and seeks to nullify the environmental licenses relating to this plant as well as the related concessions. We believe we have a meritorious defense to this lawsuit.

     ADMINISTRATIVE PROCEEDINGS

     ANEEL has brought an administrative proceeding against us, contesting a R$187.6 million refund issued to us in 1995 by the Brazilian National Treasury. ANEEL alleges that this refund originated from a miscalculation of credits in the amount of a rate shortfall receivable that was applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against us in this matter, but we intend to appeal this decision in court. We believe that we have a meritorious defense to this claim and therefore we have not accrued any liability in respect thereof.

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

     We are also a defendant in an administrative proceeding brought by ANEEL because we did not meet the September 21, 2002 deadline for completion of the unbundling process. On November 11, 2002, ANEEL imposed a fine of R$5.5 million upon us. However we believe we should not be responsible for any non-compliance with the restructuring requirements and, for this reason, on November 28, 2002, we appealed ANEEL's fine. For the same reason, we have not recorded any provision for this fine.

     On January 16, 2003, ANEEL sent us a notice alleging that we had failed to obtain necessary ANEEL authorization relating to our agreement with Infovias with respect to the provision of georeferenced information and related services. ANEEL may seek to impose a fine upon us relating to our contracts with Infovias if ANEEL concludes that they are not in agreement with its regulations. ANEEL may also seek to impose restrictions on the terms and conditions of these contracts. The maximum penalty is a fine in an amount equal to 2% of our revenues during the 12-month period immediately prior to the imposition of such fine.

     In addition, on June 12, 2003, ANEEL imposed a R$5.2 million fine on us for our alleged failure to comply with certain electric power supply quality standards with respect to our customers. We are uncertain as to the potential outcome of this matter.

DIVIDEND POLICY AND PAYMENTS

     PAYMENT OF DIVIDENDS

     We are required by the Brazilian Corporate Law to hold an annual shareholders' meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of our Board of Executive Officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared in accordance with accounting practices adopted in Brazil for the fiscal year ending December 31. Under Brazilian law, dividends are required to be paid within 60 days following the date the dividend was declared to the holder of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared.

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

     AMOUNTS AVAILABLE FOR DISTRIBUTION

     The amount available for distribution is determined on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil and the procedures described below.

     Prior to each of our annual shareholders' meetings, our Board of Directors is required to suggest the appropriate allocation of net profit realized during the preceding fiscal year. For purposes of the Brazilian Corporate Law, net profit is defined as net income after income and social contribution taxes for the relevant fiscal year, minus any accumulated losses from prior fiscal years and any amounts allocated to management's participation in the company's profits. Under the Brazilian Corporate Law, the amount available for distribution equals the company's net profit minus any amounts allocated from such net profit to the following reserves:

     -    legal reserve;

     -    contingency reserve for anticipated losses; and

     -    unrealized income reserve.

     We are required to maintain a legal reserve, to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocation to our legal reserve in respect of any fiscal year in which our legal reserve, when added to our other established capital reserves, exceeds 30% of our paid-in capital. Net losses, if any, may be charged against the legal reserve. As of December 31, 2002, we have no legal reserve as our legal reserve was used to offset net losses in 2002 as set forth in our financial statements prepared in accordance with accounting practices adopted in Brazil. A percentage of net profit may also be allocated to a contingency reserve for probable future losses.

     If the amount of unrealized income exceeds the sum of:

     -    the legal reserve;

     -    the special reserve, as defined below;

     -    retained earnings; and

     - the contingency reserve for anticipated losses, the surplus may be allocated to an unrealized income reserve. Under the Brazilian Corporate Law, unrealized income results from the recognition of credits to income, which will be effectively received in succeeding years.

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

     INTEREST ON CAPITAL

     Pursuant to Brazilian law, we may pay interest on capital in lieu of dividends as an alternative form of making distributions to shareholders. Distributions made as interest on capital are counted toward the minimum dividend requirements contained in our by-laws. These distributions may be paid in cash. We may treat these payments as an expense for income tax and social contribution purposes. This interest is limited to the daily PRO RATA variation of the Federal Government's long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

     - 50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

     - 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

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

     CURRENCY EXCHANGE

     Payments of cash dividends and distributions, if any, will be made in REAIS to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the REAIS received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the REAL that occur before such dividends are converted and remitted. The REAL depreciated by approximately 52.27% relative to the U.S. dollar in 2002. See "Item 3. Key Information--Risk Factors--Risks Relating to Brazil--Exchange rate instability may adversely affect our financial condition and results of operations."

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

           DECLARATION HISTORY OF DIVIDENDS AND INTEREST ON CAPITAL(1)

DIVIDEND YEAR                            COMMON SHARES                 PREFERRED SHARES
-------------------------------   ---------------------------     ---------------------------
                                    (R$)(2)         US$)(3)         (R$)(2)         (US$)(3)
                                  -----------     -----------     -----------     -----------
1998...........................   243,991,371     169,459,096     314,001,295     218,083,022
1999...........................    81,759,386      41,981,713     105,219,102      54,027,780
2000...........................    81,768,792      30,590,644     105,231,208      39,368,203
2001...........................    93,858,914      40,099,762     120,790,421      51,605,830
2002(4)........................    96,198,579      33,846,035     123,801,421      43,557,683

----------
(1) In accordance with the Brazilian Corporate Law, dividends and interest on capital are accounted for as having been paid in the dividend year in which they are declared, even if such dividends or interest on capital were formally approved by a shareholders' meeting in the following year.
(2)  Real amounts are expressed in nominal REAIS.
(3) U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal REAIS, by the noon buying rate on the respective dates when we first paid the indicated dividends.
(4) The 2002 dividends were approved at the annual and extraordinary general shareholders' meetings held on April 30, 2003. See note (1). The 2002 dividends are expected to be paid by December 31, 2003.

SIGNIFICANT CHANGES

     The most significant changes in our financial condition since the date of our financial statements that are included in this annual report on Form 20-F are those related to the appreciation of the REAL against the dollar since January 1, 2003. This appreciation has had a positive effect on our net earnings during the first five months of 2003 as it has resulted in an increase in our financial income. On December 31, 2002, the noon buying rate for REAIS was R$3.5400 per U.S.$1.00. On June 18, 2003, the noon buying rate for REAIS was R$2.9070 per U.S.$1.00. See "Item 3. Key Information--Risks Relating to Brazil--Exchange rate instability may adversely affect our financial condition and results of operations" and "Item 11. Qualitative and Quantitative Disclosures about Market Risk--Exchange Rate Risk."

     We were also granted a 31.53% rate increase in April 2003, which has had a positive effect on our electricity sales revenues. In addition, on June 5, 2003, we renegotiated the interest rate applicable to 46.67% of the aggregate principal amount of debentures issued by UHESC S.A. for the following two year period and the remaining 53.33% was redeemed. Consequently, at the same date we paid R$64 million related to the redemption of 55.33% of these debentures. See note 32(e) to our consolidated financial statements.

ITEM 9.   THE OFFER AND LISTING

TRADING MARKET

     The principal trading market for our preferred shares is the Sao Paulo Stock Exchange. Our ADSs, each representing 1,000 preferred shares, have traded on the NYSE, under the symbol "CIG" since September 18, 2001. Prior to that date, our ADSs were traded in the over-the-counter, or OTC, market in the United States. The ADSs are evidenced by ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement by and among us, the depositary and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. As of December 31, 2002, there were approximately 20,458,000 ADSs outstanding, representing approximately 20.548 billion preferred shares or approximately 23% of our 91.211 billion outstanding preferred shares. Such ADSs were held by 11 record holders as of that date. Our common shares are also listed and traded on the Sao Paulo Stock Exchange.

     The following table sets forth the reported high and low closing sale prices for the preferred shares on the Sao Paulo Stock Exchange (per lot of 1,000 preferred shares) and the ADSs on the NYSE for the periods indicated.

                                   PREFERRED SHARES(1)                    ADSs
                               --------------------------      -------------------------
           PERIOD                  PRICE IN NOMINAL R$                PRICE IN US$
----------------------------   --------------------------      -------------------------
                               HIGH                  LOW       HIGH                 LOW
                               -----                -----      -----               -----
1998....................       58.99                13.20          -                   -
1999....................       44.70                14.50          -                   -
2000....................       40.50                22.80          -                   -
2001(2).................       36.70                21.00      18.62                8.40
2002....................       39.70                18.90      16.73                4.85

2001
First quarter...........       36.70                25.90          -                   -
Second quarter..........       27.95                21.00          -                   -
Third quarter...........       29.91                22.90       9.55(2)             8.40(2)
Fourth quarter..........       35.55                22.51      14.90                8.49

2002
First quarter...........       39.70                29.70      16.73               12.60
Second quarter..........       38.50                28.10      16.40                9.90
Third quarter...........       31.80                19.93      10.98                5.35
Fourth quarter..........       27.70                18.90       7.86                4.85

2003
First quarter...........       28.85                21.40       8.75                6.06
Second quarter(3).......       33.00                25.50      11.28                7.92

December 2002...........       27.70                22.15       7.86                5.84
January 2003............       28.85                24.04       8.75                6.85
February 2003...........       26.40                21.40       7.15                6.06
March 2003..............       26.55                22.00       7.75                6.25
April 2003..............       31.42                25.50      10.60                7.92
May 2003................       33.00                29.35      11.28                9.89
June 2003(3)............       31.20                28.50      10.70                9.82

----------
(1)  Preferred share prices and volumes per 1,000 preferred shares.
(2) From the listing on the NYSE on September 18, 2001 until the end of the period.
(3)  Through June 18, 2003.

     On June 18, 2003, the closing price per 1,000 of the preferred shares on the Sao Paulo Stock Exchange was R$29.60 and the closing price per ADS on the NYSE was US$10.20.

     On July 12, 2002, our depositary receipts, each representing 1,000 of our preferred shares, began trading on the LATIBEX, under the ticker symbol "XCMIG." The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

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

     The Sao Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2002, the aggregate market capitalization of the 412 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately US$124 billion and the 10 largest companies listed on the Sao Paulo Stock Exchange represented approximately 49% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder. As of December 31, 2002, we accounted for approximately 0.93% of the total market capitalization of all listed companies on the Sao Paulo Stock Exchange.

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

     The following table sets forth, as of December 31, 2002, the trading interruptions that have occurred in the past three years for our shares traded on the Sao Paulo Stock Exchange:

      SUSPENSION                      REOPENING                                      REASON
-----------------------     ------------------------------     ----------------------------------------------------
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

     We have been a member of Special Corporate Governance Level 1 of the Sao Paulo Stock Exchange since October 2001. As a result, we have agreed to do the following:

     - maintain a free float of shares representing at least 25% of our capital stock;

     - provide a minimum notice period of 15 days after calling any general shareholders' meeting;

     - improve the scope of our quarterly financial information, by obligating ourselves to include consolidated financial statements and cash-flow statements with this information;

     - comply with information disclosure rules for transactions involving securities that we issue on behalf of our controlling shareholder or management;

     - disclose any shareholder agreements, stock option programs and contracts with related parties;

     -    hold an annual meeting with analysts and any other interested parties;

     -    make available an annual calendar of corporate events; and

     - adopt mechanisms that favor capital dispersion in public share offerings.

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

ITEM 10.  ADDITIONAL INFORMATION

BY-LAWS

     We are a state-controlled company registered under the laws of Brazil. The registration number given to us by JUNTA COMERCIAL DO ESTADO DE MINAS GERAIS, or the Board of Trade of Minas Gerais, is 3130004012. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our extraordinary shareholders' meeting on May 28, 2003, and (ii) the Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

     OBJECT AND PURPOSE

     As described in Article 1 of our by-laws, we have four main purposes: (i) to construct and operate electric power generation, transformation, transmission and distribution systems and to trade electric power and related services; (ii) to develop commercial activities in the energy field; (iii) to render consulting services to companies in Brazil and abroad; and (iv) to perform activities directly or indirectly relating to our corporate purposes.

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

     SHARE SUBSCRIPTION

     Shares purchased by the State Government, which must constitute at all times the majority of our voting shares, are paid for in accordance with the Brazilian Corporate Law. Shares purchased by other shareholders (whether natural persons or companies) shall be paid for in accordance with the decision resulting from the general meeting of shareholders that addresses the matter.

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

     In the event of a capital increase, holders of ADSs, which represent preferred shares, would have preemptive rights to subscribe only to newly issued preferred shares, in proportion to their shareholdings. See, however, "Item 3. Risk Factors--Risks Relating to the Preferred Shares and ADSs--You may not be able to exercise preemptive rights with respect to the preferred shares."

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

     GENERAL MEETINGS

     General meetings of shareholders are held for any legal purpose, as provided by the Brazilian Corporate Law. Ordinary general meetings of shareholders are held within the first four months of the fiscal year and are called upon 15 days prior notice. The Brazilian Corporate Law also provides that extraordinary general meetings of shareholders may be held for the following reasons, among others:

     -    to amend our by-laws;

     - to increase or decrease our issued capital stock or to subscribe new shares;

     -    to issue convertible debentures or any other securities;

     - to resign the rights of subscription for shares or convertible debentures issued by any of our subsidiaries or any of our subsidiaries' controlled or affiliated companies;

     -    to amalgamate, dissolve, transform, split or merge ourselves;

     - to commence an exchange offer for stock or other securities issued by us;

     -    to allow for our participation in a group of companies;

     -    to sell convertible debentures of our subsidiaries that we own;

     -    upon the sale or loss of control of any of our subsidiaries;

     -    to elect or to remove from office members of our Board of Directors;
          and

     -    to fix the remuneration of our executive officers.

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

     Article 123 of the Brazilian Corporate Law provides that general meetings of shareholders shall be called, subject to the corporation's by-laws, by the corporation's board of directors, if there is one, or by the corporation's board of executive officers. General meetings of shareholders may also be called by:

     - the fiscal council, which shall call ordinary meetings of shareholders if the board of directors and the board of executive officers do not do so for more than a month and which shall call extraordinary meetings of shareholders whenever urgent matters occur;

     - any shareholder, whenever the executive officers fail to call the meeting of shareholders within 60 days of being required to do so by the Brazilian Corporate Law or by the corporation's by-laws;

     - shareholders representing at least 5% of the corporation's voting shares, whenever the corporation's officers fail to call a meeting of shareholders within eight days after these shareholders submit a reasonable request to hold the meeting and indicate the matters to be discussed at the meeting; and

     - shareholders representing at least 5% of the corporation's shares, whenever corporate officers fail to instate the fiscal council within 8 days of a general meeting of shareholders.

     DIRECTORS

     Our by-laws mandate that our Board of Directors shall be comprised of 14 directors and 14 alternate directors. One director is designated a chairman and another director is designated the vice-chairman. Our directors are elected for terms of three years and may be reelected or removed from office at a general meeting of shareholders. Our alternate directors act as temporary replacements for incumbent directors when certain incumbent directors are absent from board meetings, and, in cases of a vacancy, until a replacement director is elected to fill the vacancy at a general meeting of shareholders.

     Our Board of Directors is responsible for:

     -    establishing the general direction of our business;

     -    electing and dismissing executive officers;

     - considering contracts between us and our shareholders or any entity that controls, is controlled by or is under joint control with our shareholders;

     - considering the sale or pledge of our fixed assets, or the granting of guarantees to third parties, with a value not less than R$5,000,000;

     - considering loans, financings, actions or other legal business in which we are to become engaged, with a value not less than R$5,000,000;

     -    calling the general meetings of shareholders;

     - supervising the management of the Board of Executive Officers, examining our books and papers and requesting information regarding executed and soon-to-be executed contracts, as well as other items of interest;

     - the approval of our administration report and the accounting of the Board of Executive Officers;

     -    appointing and dismissing independent auditors each year;

     - authorizing, upon proposal by the Board of Executive Officers, the commencement or waiver of bidding proceedings for the purchase of goods or services with a value not less than R$5,000,000; and

     - authorizing, upon proposal by the Board of Executive Officers, legal and administrative action to be taken on our behalf and the settlement of judicial and extrajudicial matters in which we are involved with a value not less than R$5,000,000.

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

     Our shareholders determine the remuneration of our directors during the general meeting of shareholders at which our directors are elected to office. Minority shareholders of our common shares and minority shareholders of our preferred shares each are entitled to elect one member of the Board of Directors.

RIGHTS OF SHAREHOLDERS

     We extend to our shareholders all of the rights that are provided under Brazilian law. Our by-laws are in compliance with the Brazilian Corporate Law. For more information regarding these requirements, see "--Amendments to the Brazilian Corporate Law."

     ESSENTIAL RIGHTS

     Article 109 of the Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances. These shareholders' rights include:

     -    the right to have a share of the corporation's earnings;

     - the right to have a share of the corporation's assets, in the event of liquidation thereof;

     - the right to inspect the management of the corporation's business, within certain limits provided in the Brazilian Corporate Law;

     - preemptive rights to subscribe new shares or securities convertible into shares; and

     - the right to withdraw from the company under certain circumstances provided in the Brazilian Corporate Law.

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

     RIGHTS OF MINORITY SHAREHOLDERS

     The Brazilian Corporate Law provides that shareholders who own at least 5% of the capital stock of a corporation are afforded the following rights, among others:

     - the right to require that the books of the corporation be made available for review, whenever these shareholders become suspicious that Brazilian law or the corporation's by-laws have been violated, or that irregularities have been committed by the management of the corporation;

     - the right to call a general meeting of shareholders, under certain circumstances, whenever the corporation's directors or officers, as the case may be, fail to do so; and

     - the right to file an action for indemnification by directors or officers, as the case may be, for damages caused to the assets of the corporation, whenever it is determined at the general meeting of shareholders that such a claim shall not be filed.

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

AMENDMENTS TO THE BRAZILIAN CORPORATE LAW

     In addition to the other changes described in this annual report, Law No. 10,303, which amended the Brazilian Corporate Law and related regulations, provides for the following changes:

     - upon a sale of control of a company, the acquiror is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the value paid for shares with voting rights;

     - if provided for in a company's by-laws, disputes among shareholders will be subject to arbitration (our by-laws currently do not provide for arbitration);

     - upon the launch of a tender offer through which a company is to be delisted or through which controlling shareholders of a company acquire more than one-third of the shares outstanding on September 4, 2000, the purchase price shall be equal to the fair value of the shares considering the total number of the company's shares outstanding;

     - minority shareholders that hold either (i) preferred shares representing at least 10% of the total share capital of a company or
          (ii) common shares representing at least 15% of the voting capital of a company, have the right to appoint one member and an alternate to the board of directors. If no common or preferred shareholder meets these thresholds, shareholders holding preferred shares or common shares representing at least 10% of the total share capital of the company are entitled to combine their holdings to appoint one member and an alternate to the board of directors. Until 2005, a director appointed by the preferred shareholders as a group, or collectively with the common shareholders, is to be chosen from a list of three names provided by the controlling shareholder;

     - members of the board of directors elected by the non-controlling shareholders have the right to veto the choice of independent accountants of the controlling shareholder;

     - controlling shareholders, any shareholders that appoint members to the board of directors and to the fiscal council, members of the board of directors, members of the fiscal council and executive officers will be required to disclose any purchase or sale of shares to the CVM and the Sao Paulo Stock Exchange; and

     - the chairman of any shareholders' or board of directors' meeting shall disregard any vote that is rendered against provisions of any applicable shareholders' agreement.

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

     During the year ended December 31, 2002, we paid approximately R$1,019 million to Furnas for the supply of electric power and the transfer and transportation of electric power loads from Itaipu.

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

     In accordance with this shareholders' agreement, the parties to the agreement vote as a block regarding, among other things, certain amendments to our by-laws, the issuance of convertible debentures and warrants, the creation of founders' shares, the redemption of shares, changes to our corporate structure, and any distribution of dividends other than that required by our by-laws. The State Government and Southern appoint seven and four members, respectively, to our Board of Directors as well as these board members' respective alternates. The State Government and Southern also appoint three and two members, respectively, to our Fiscal Council. Under this agreement, Southern also has the right to nominate three of the eight members of the Board of Executive Officers and to appoint two members of the Fiscal Council.

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

     After all of our eligible payables and debt to the Federal Government had been offset against our CRC Account balance, we entered into an agreement with the State Government in May 1995 to transfer the obligation to pay the balance of our CRC Account from the Federal Government to the State Government in return for a promissory note from the State Government payable in monthly installments plus interest. This account receivable had a balance, recorded at present value, of approximately R$1,744 million as of December 31, 2002, which included a significant amount of overdue installments. The agreement relating to this transfer, the CRC Account Agreement, requires the State Government to make monthly payments to us over twenty years with an initial three-year grace period for interest and principal payments. Interest on the amount payable under the CRC Account Agreement accrues at a rate of 6% per year plus inflation adjustments. Interest commenced accruing on May 2, 1995, and deferred interest during the initial three-year grace period was capitalized.

     Since May 1995, the CRC Account Agreement has been amended as follows:

          (a) The CRC Account Agreement was first amended in February 2001 to replace the monetary restatement index originally applicable to the outstanding balance with the IGP-DI.

          (b) The CRC Account Agreement was next amended by the Second Amendment to the CRC Account Agreement, signed on October 14, 2002, which refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, representing the total amount of R$989 million, adjusted to present value, as of December 31, 2002, bearing interest at 6% per year, with restatement based on the IGP-DI. We entered into this second amendment with the State Government in order to preserve the terms and conditions of the original CRC Account Agreement with respect to the above-referenced installments. We did not receive any scheduled payments from the State Government in respect of this second amendment. In 2001, we recorded a full loss provision in respect of the entire outstanding balance of the Second Amendment. See note 3 to our consolidated financial statements.

          (c) The CRC Account Agreement was next amended by the Third Amendment to the CRC Account Agreement, signed on October 24, 2002, which refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002. These installments, which totaled R$755 million as of December 31, 2002, bear interest at an annual rate of 12%, with restatement based on IGP-DI. We have not received any scheduled payments in respect of this third amendment. We are permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this third amendment. For this reason, we have not recorded a loss provision for amounts due thereunder. See note 3 to our consolidated financial statements.

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

     Our obligations under this loan are guaranteed by the proceeds of our collection of rates relating to our electricity sales to final customers corresponding to 3.27% of our monthly sales, as defined in the loan agreement. We have applied the proceeds of this loan to settle in part our outstanding obligations related to energy transactions on the MAE effected during the period of the Electricity Rationing Plan.

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

     TAXATION OF DIVIDENDS. Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares, or to a non-Brazilian holder in respect of the preferred shares, are currently not subject to withholding tax in Brazil to the extent that the dividends relate to profits for periods beginning on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 are subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated. Notwithstanding the previous sentence, stock dividends are not subject to withholding tax, unless the stock is redeemed by us or sold by a non-Brazilian holder within five years after distribution. A tax treaty may reduce the rate of withholding tax. Brazil has entered into tax treaties with several countries, however, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that reduces the current rate of withholding tax on interest is the treaty with Japan, which, if certain conditions are met, reduces such rate to 12.5%.

     PAYMENTS OF INTEREST ON CAPITAL. Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders' equity. These distributions may be paid in cash. A company may treat these payments as an expense for income tax and social contribution purposes. This interest is limited to the daily PRO RATA variation of the Federal Government's long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

     - 50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

     - 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

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

     For purposes of Brazilian taxation, there are three types of non-Brazilian holders of ADSs or preferred shares:

     - market investors, which represent those non-Brazilian residents who register with the Central Bank and the CVM to invest in Brazil, in accordance with Resolution No. 2,689 of the National Monetary Council, or those investors holding ADSs;

     - ordinary non-Brazilian holders, which include any and all non-residents in Brazil who invest in the country through any other means; and

     - investors that reside in a tax haven (i.e., a country that does not impose income tax, or where the income tax rate is lower than 20%), regardless of registration under Resolution No. 2,689.

     The comments contained below are applicable to all non-Brazilian holders, including non-Brazilian holders investing under Resolution No. 2,689, except where otherwise noted.

     Resolution No. 2,689 effectively extends the favorable tax treatment currently afforded to holders of ADSs that are not resident in tax havens to all non-Brazilian holders of preferred shares that have:

     - appointed a representative in Brazil with powers to take action relating to their investment;

     -    appointed an authorized custodian in Brazil for their investments;

     -    registered as a foreign investor with the CVM; and

     -    registered their investment with the Central Bank.

     The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares, as the case may be, is lower than:

     - the average price per preferred share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or

     - if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

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

     Non-Brazilian holders are subject to a withholding tax at a rate of 15% on gains realized on:

     -    sales or exchanges of the preferred shares in Brazil; or

     - sales of the preferred shares to a resident of Brazil outside of a Brazilian stock exchange.

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

     QUALIFIED DIVIDEND INCOME. Notwithstanding the foregoing, pursuant to recently enacted legislation, certain dividends received by individual U.S. holders that constitute "qualified dividend income" will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from "qualified foreign corporations." In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

     Notwithstanding this previous rule, dividends received from a foreign corporation that is a foreign investment company (as defined in section 1246(b) of the Code), a passive foreign investment company (as defined in section 1297 of the Code), or a foreign personal holding company (as defined in section 552 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term "qualified dividend income" will not include, among other dividends, any
(i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer's foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

     Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder's foreign tax credit.

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

INSURANCE

     Our insurance policies that covered damages to our power plants caused by fire and risks such as equipment failures expired on December 31, 2001, and since that time we have not obtained additional coverage. We are in the process of soliciting bids from insurance carriers for new insurance policies to cover these risks. We also do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures. We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our customers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses. See "Item 3. Key Information--Risk Factors--Risks Relating to the Company--Our insurance coverage may be insufficient to cover our losses."

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

     Specifically, our Brazilian legal counsel, Machado, Meyer, Sendacz e Opice Advogados, has advised us that Brazilian courts will enforce judgments of U.S. courts for civil liabilities predicated on the U.S. securities laws, without reconsideration of the merits, only if the judgment satisfies certain requirements and receives confirmation from the Federal Supreme Court of Brazil. The foreign judgment will be confirmed if:

     - it satisfies all formalities required for its enforceability under the laws of the country that granted the foreign judgment;

     -    it is for the payment of a sum certain of money;

     - it was issued by a competent court in the jurisdiction where the judgment was awarded after service of process was properly made in accordance with Brazilian law;

     -    it is not subject to appeal;

     - it is authenticated by a Brazilian consular office in the country where it was issued, and is accompanied by a sworn translation into Portuguese; and

     - it is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision which for any reason would not be upheld by the courts of Brazil.

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

     Machado, Meyer, Sendacz e Opice Advogados has also advised us that:

     - as a plaintiff, you may bring an original action predicated on the U.S. securities laws in Brazilian courts and that, subject to applicable laws, Brazilian courts may enforce liabilities in these types of actions against us, our directors, and certain of our officers and advisors and the State Government;

     - if you reside outside Brazil and own no real property in Brazil, you must indicate a legal representative in Brazil and provide a bond sufficient to guarantee court costs and legal fees, including the defendant's attorney's fees, as determined by the Brazilian court in connection with litigation in Brazil, except in the case of the enforcement of a foreign judgment which has been confirmed by the Brazilian Federal Supreme Court; and

     - according to judicial precedent in Brazil, you may be precluded from satisfying a judgment against us by attaching assets used in the rendering of our generation, transmission and distribution services, although there is no law specifically prohibiting such attachment.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates.

     We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the REAL). Despite the fact that our electricity purchases from Itaipu, which accounted for approximately 22% of our operating costs and expenses in 2002, are denominated in U.S. dollars, we are no longer exposed to related foreign exchange risk due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. See "Item 5. Operating Financial Review and Prospects--Critical Accounting Policies." In 2003, we have used financial instruments such as interest rate swaps for purposes of hedging a portion of our foreign-currency denominated indebtedness in order to reduce the risk from exchange rate fluctuations. As of May 31, 2003, we had entered into swap agreements in the aggregate amount of US$52 million in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/REAL exchange rate to an interest rate calculated based on the CERTIFICADO DE DEPOSITO INTERBANCARIO--CDI (Interbank Deposit Certificate) rate. We did not use any similar financial instruments in 2002 or 2001. See notes 2(d), 17, 24, 26(d) and 32 to our consolidated financial statements.

     We are also subject to market risk resulting from changes in interest rates that may affect the cost of financing.

EXCHANGE RATE RISK

     At December 31, 2002, approximately 63% of our outstanding indebtedness, or R$2,119 million, was denominated in foreign currencies. As of December 31, 2002, approximately 94% of our foreign currency indebtedness, or R$1,995 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in REAL-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies. As of December 31, 2002, we had restricted investments, to be used for repayment of long-term financing, in the amount of R$194 million, which comprises (i) investments in the amount of R$137 million, which have interest rates calculated based on the U.S. dollar/REAL exchange rate and (ii) R$57 million, which have interest rates calculated based on the CERTIFICADO DE DEPOSITO INTERBANCARIO--CDI (Interbank Deposit Certificate) rate.

     In 2003, the potential loss we would experience in the event of a hypothetical 20% change in foreign currency exchange rates would be approximately R$396 million related principally to loans and financing and primarily due to increase in our REAL-denominated expense, which would be reflected on our income statement. In 2003, a hypothetical and instantaneous change of 20% in foreign currency exchange rates would result in an additional annual cash outflow of approximately R$472 million, reflecting the increased cost in REAIS of servicing foreign currency-denominated indebtedness and increased purchasing power relating to Itaipu. This sensitivity analysis assumes a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness, the related interest expense and the expenses relating to the purchase of energy from Itaipu are denominated. This sensitivity analysis also assumes that the unfavorable fluctuation in the exchange rate affecting the purchase of energy from Itaipu would affect the annual cash payments but would not affect the expense recorded on the statement of operations, since the additional currency exchange expense would be recorded as a deferred regulatory asset.

INTEREST RATE RISK

     At December 31, 2002, we had approximately R$3,539 million in loans and financing outstanding, of which approximately R$2,709 million bore interest at floating rates. Of this R$2,709 million, R$1,260 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$1,449 million is subject principally to LIBOR. In addition to the floating rate debt described above, we also had assets, net of other liabilities, at December 31, 2002 that bore interest at floating rates in the amount of R$2,080 million. These assets consisted mainly of our account receivable from the State Government and deferred regulatory assets, partially offset by MAE obligations, bearing interest at rates tied to IGP-DI and SELIC, respectively. See notes 3, 4 and 8 to our consolidated financial statements.

     We estimate that the potential loss we would experience in the event of a hypothetical, instantaneous and unfavorable change of 100 basis points (equivalent to 1%) in interest rates applicable to our floating rate financial assets and liabilities held at December 31, 2002 would be approximately R$6 million and would result in an additional annual cash outflow of approximately R$8 million.

     The tables below provide summary information regarding our exposure to interest rate and exchange rate risk as of December 31, 2002:

                                                                TOTAL DEBT PORTFOLIO
                                                             ---------------------------
                                                              R$ MILLION            %
                                                             --------------       ------
          Floating rate debt:
             REAL-denominated.........................            1,260             36
             Foreign currency-denominated.............            1,449             41
                                                             --------------       ------
                                                                  2,709             77
          Fixed rate debt:
             REAL-denominated.........................              160              4
             Foreign currency-denominated.............              670             19
                                                             --------------       ------
                                                                    830             23
                                                             --------------       ------
          Total.......................................            3,539            100
                                                             ==============       ======

                                                                     FLOATING RATE
                                                                      (R$ MILLION)
                                                                   -----------------
          Assets:
               Cash and cash equivalents...................               103
               Restricted investment.......................                57
               Account receivable from State Government....               755
          Deferred regulatory assets.......................             1,709
                                                                   -----------------
          Total............................................             2,464

          Liabilities......................................
               Account payable to suppliers-spot
               market-MAE..................................              (335)
               Account payable to suppliers-payment to
               generator for energy purchased on the
               MAE.........................................              (209)
               Total liabilities...........................              (544)

          Total............................................              2080
                                                                   =================

     The tables below provide information, as of December 31, 2002, with respect to our debt obligations that are sensitive to changes in interest rates and exchange rates, including the expected maturity dates and annual average interest rates relating thereto. Variable interest rates are based on the applicable reference rate as of December 31, 2002.

                                                    EXPECTED MATURITY DATE
                                              (AMOUNTS EXPRESSED IN R$ MILLION)
                               ---------------------------------------------------------------------
                                                                               2010 AND   TOTAL LONG
        DEBT OBLIGATION         2004    2005    2006    2007    2008    2009     AFTER       TERM
----------------------------   -----   -----   -----   -----   -----   -----   --------   ----------
Foreign currency-denominated
   debt:

  Fixed rate ...............     334      55      19      11      10      10        120          559

  Floating rate ............     390     147     104      65      35      25         78          844

REAL-denominated debt:
  Fixed rate ...............      30      30      20      14       6       6         24          130
  Floating rate ............      64     461     418      18      18      11         70        1,060
                               -----   -----   -----   -----   -----   -----   --------   ----------
Total ......................     818     693     561     108      69      52        292        2,593
                               =====   =====   =====   =====   =====   =====   ========   ==========

                                     EXPECTED ANNUAL AVERAGE INTEREST RATE (%)
                               --------------------------------------------------------
                                                                               2010 AND
      DEBT OBLIGATION           2004    2005    2006    2007    2008    2009    AFTER
----------------------------   -----   -----   -----   -----   -----   -----   --------
Foreign currency-denominated
   debt:
  Fixed rate ...............    8.97    8.00    7.86    7.92    7.94    7.96       7.99

  Floating rate ............    4.70    4.32    4.26    4.05    3.89    3.80       3.88

REAL-denominated debt:
  Fixed rate ...............    4.67    4.60    4.46    4.30    4.27    4.23       4.18

  Floating rate (excluding
  inflation indices) .......   11.24   11.40   10.76    5.00    4.78    4.56       4.27

  Floating rate (including
  expected inflation
  indices) .................   14.51   13.87   12.94    8.36    8.54    8.66       8.82

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Certain of our loan, financing and debenture contracts, in the total principal amount of R$553 million as of December 31, 2002, of which R$388 million are classified as long-term liabilities, contain certain financial covenants that, in the event of noncompliance, may cause the amounts due under the contracts to become immediately due. In addition, we also have financing contracts that contain cross-default clauses. These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. We have obtained waivers from the creditors that are parties to contracts that contain covenants with respect to which we are not in compliance. These waivers affirm that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amounts due if we meet certain financial conditions. Such conditions refer to revised contractual clauses relating to our total debt divided by EBITDA (earnings before interest, taxes, depreciation and amortization) and capital expenditures divided by EBITDA. We are in compliance with the revised conditions as of May 31, 2003 and our expectation is that we will continue to be in compliance through June 2003. The waivers are in force as of June 30, 2003 but must be renewed every quarter. Loans, financings and debentures are classified as current and long-term liabilities according to the original contract terms, in compliance with the waivers obtained.

     Infovias' loan from MBK Furukawa Sistemas S.A./Unibanco, in the total principal amount of R$123 million as of December 31, 2002, of which R$100 million is classified as long-term liabilities in our consolidated financial statements, contains certain financial covenants that, in the event of noncompliance, may cause the amount due under the contract to become immediately due. These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. Infovias has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due. The waiver obtained has to be renewed every quarter. This loan is classified as current and long-term liability according to the original terms of the respective contract, in compliance with the waiver obtained.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     These conclusions of our Executive Vice-President and Chief Financial and Investor Relations Officer about the effectiveness of our disclosure controls and procedures based on their evaluation of these controls and procedures as of a date within 90 days of the filing of this annual report on Form 20-F are as follows:

     Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required time frames. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Executive Vice-President and Chief Financial and Investor Relations Officer have concluded that the disclosure controls and procedures have functioned effectively and that the consolidated financial statements fairly present our consolidated financial position and the results of our operations for the periods presented.

CHANGES IN INTERNAL CONTROLS

     There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to their last evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-57 hereof.

     The following financial statements are filed as part of this annual report on Form 20-F:

     -    Report of Deloitte Touche Tohmatsu

     -    Audited Consolidated Balance Sheets as of December 31, 2002 and 2001

     -    Audited Consolidated Statements of Operations and Comprehensive Income
          (Loss) for the years ended December 31, 2002, 2001 and 2000

     - Audited Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000

     - Audited Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

     -    Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

     The following documents are included as exhibits to this annual report:

EXHIBIT
NUMBER                                    DOCUMENT
--------     -------------------------------------------------------------------
    1        Corporate by-laws, as amended and in effect since May 28, 2003.

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

    2.4      First Supplemental Fiscal Agency Agreement, dated as of October 11,
             2001, among us, The Chase Manhattan Bank, as fiscal agent, registrar, paying agent and transfer agent, Chase Trust Bank, as principal paying agent and transfer agent, and Chase Manhattan Bank
             Luxembourg S.A., as paying agent and transfer agent relating to US$150,000,000 of our 9.125% Notes due 2004 (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

    3 Agreement, dated June 17, 2002, between Infovias and CLIC, relating to the shares of WAY TV.

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

    4.5 First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government
             (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

    4.6 Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government
             (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

    4.7 Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government
             (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

EXHIBIT
NUMBER                                    DOCUMENT
--------     -------------------------------------------------------------------
    4.8      Private Instrument Covering the First Public Issuance of Common
             Debentures, dated October 4, 2001, between Planner Corretora de
             Valores S.A. and us, relating to the first public issuance of R$625 million common debentures, divided into two series of the same class, without guarantee or preference (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F filed on March 26,
             2003 (File No. 1-15224)).

    4.9      Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated
             February 7, 2003, between BNDES and CEMIG and Intervening Third
             Parties (incorporated by reference to Exhibit 4.9 to our Annual
             Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

   12.1      Certification of Executive Vice-President Pursuant to 18 U.S.C.
             Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

   12.2      Certification of Chief Financial and Investor Relations Officer
             Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

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

                                          COMPANHIA ENERGETICA DE MINAS
                                              GERAIS - CEMIG


                                          By:    /s/ Francisco Sales Dias Horta
                                                 -------------------------------
                                          Name:  Francisco Sales Dias Horta
                                          Title: Executive Vice-President


Date:  June 30, 2003

                                 CERTIFICATIONS

     I, Francisco Sales Dias Horta, certify that:

     1. I have reviewed this annual report on Form 20-F of CEMIG;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

        a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

        b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

        c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

        a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                            /s/ Francisco Sales Dias Horta
                                            ------------------------------
                                            Name:  Francisco Sales Dias Horta
                                            Title: Executive Vice-President


Date:    June 30, 2003

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

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

        a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

        b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

        c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

        a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                            /s/ Flavio Decat de Moura
                                            -------------------------
                                            Name:   Flavio Decat de Moura
                                            Title:  Chief Financial and
                                                    Investor Relations Officer


Date:   June 30, 2003

                             INDEX OF DEFINED TERMS

Acesita............................................32
ADRs................................................2
ADSs................................................2
ALCOA..............................................41
American Depositary Receipts........................2
American Depositary Shares..........................2
ANA..............................................A-16
ANEEL...............................................2
Annex V Regulations...............................106
ASMAE.............................................A-7
average rate.......................................59
basic transmission network.........................26
BNDES.........................................61, A-5
Board of Trade of Minas Gerais.....................96
Brazil..............................................1
Brazilian Corporate Law.............................1
CBEE...............................................64
CCC Account..................................43, A-14
CCPE..............................................A-1
CDE Account......................................A-14
CEB................................................34
CEMIG...............................................1
Central Bank........................................6
CGSE..............................................A-4
CHESF.............................................A-1
CLIC...............................................45
CNPE..............................................A-6
Code..............................................107
CODs...............................................48
COFINS.............................................63
commercial market...................................6
Commission..........................................1
common shares.......................................2
Company.............................................1
CONAMA.......................................47, A-15
Concessions Law....................................12
COPAM..............................................46
COPASA.............................................33
COS................................................47
CPMF...............................................65
CRC Account........................................10
CRC Account Agreement..............................10
Cruzado Plan.......................................86
CVM................................................22
CVRD...............................................32
DETEL/MG...........................................82
DNAEE..........................................8, A-6
dollars.............................................1
EITF 92-07.........................................53
Eletrobras....................................35, A-1
Eletronorte.......................................A-1
Eletronuclear.....................................A-2
Eletrosul.........................................A-1
Energy Crisis Committee............................60
ERM..............................................A-14
falencia...........................................24
FASB...............................................56
FEAM...............................................46
Federal Government.............................3, A-1
floating market.....................................6
FNDCT..............................................73
Forluz.............................................15
free customers.....................................42
Furnas........................................64, A-1
Gasmig.............................................25
GCE...............................................A-3
GDP...............................................A-2
General Agreement of the Electricity Sector........19
guaranteed return.................................A-7
GW..................................................2
GWh.................................................2
IBAMA........................................47, A-15
IBGE..............................................A-2
IGP-M.............................................A-8
Infovias...........................................25
initial contracts..................................12
IOF...............................................111
IPHAN..............................................46
IPPs...............................................28
Itaipu.............................................17
kW..................................................2
kWh.................................................2
LATIBEX............................................94
MAE...........................................12, A-3
mandatory dividend amount..........................89
Market Agreement..................................A-6
MGI................................................44
Minas Gerais........................................2
MMA..............................................A-15
MME...............................................A-1
MRE................................................35
MVA................................................29
MW..................................................2
MWh.................................................2
National Monetary Council..........................22
non-Brazilian holder..............................108
noon buying rate....................................1
NYSE...............................................23
ONS...........................................29, A-7
OTC................................................93
Parcel A costs.....................................26
PASEP..............................................63

PLC................................................48
preferred shares....................................2
PSDB...............................................78
QCC................................................50
R$..................................................1
REAIS...............................................1
real................................................1
regulatory extraordinary rate adjustment...........87
RFB..............................................A-12
RGR Fund...........................................68
RTE...............................................A-4
Sao Paulo Stock Exchange...........................23
Securities Act.....................................24
SELIC.............................................106
SEMAD..............................................47
SFAS No. 71........................................53
SIESE.............................................A-2
SISNAMA..........................................A-15
Southern............................................8
Special Quorum Provisions.........................104
SPPs.........................................11, A-12
State Government....................................3
TFSEE............................................A-15
Tractebel.........................................A-1
U.S. dollars........................................1
U.S. GAAP...........................................1
U.S. holder.......................................107
UBP Fund.........................................A-14
United States dollars...............................1
US$.................................................1
Usiminas...........................................32
Vallourec & Mannesmann.............................32
VAT................................................53
WAY TV.............................................45

                                     ANNEX A

                        THE BRAZILIAN ELECTRICITY SECTOR

THE BRAZILIAN ELECTRICITY SYSTEM OVERVIEW

     The Brazilian electricity system consists of two large interconnected systems--one for the South, Southeast and Midwest Regions of Brazil and the other for the North and Northeast Regions--and several small isolated systems in the north and west. The two large systems (which together account for 97% of the capacity in Brazil) are interconnected through a 1,200 MW high-voltage transmission line.

     Brazil's abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential of 258,420 MW, of which only 28% has been developed, according to the Electrical Energy Expansion Committee, or CCPE.

     The table below shows the installed capacity of electric power generation in Brazil's interconnected power system (excluding non-connected systems and self-production capacities), divided into hydroelectric and thermoelectric generation capacity, from 1991 through March 31, 2003 in MW.

                        YEAR                              HYDROELECTRIC         THERMOELECTRIC
      ----------------------------------------            -------------         --------------
      1991....................................                45,808                  3,789
      1992....................................                46,995                  3,672
      1993....................................                47,834                  3,514
      1994....................................                49,136                  3,490
      1995....................................                50,582                  3,490
      1996....................................                52,266                  3,724
      1997....................................                53,664                  3,730
      1998....................................                55,519                  3,903
      1999....................................                57,724                  4,135
      2000....................................                59,452                  6,217
      2001....................................                61,044                  7,096
      2002....................................                65,735                  9,214
      2003 (through March 31, 2003)...........                66,147                 10,119

----------
      Sources:  National System Operator - ONS

     Brazil has an installed capacity in the interconnected power system of 76.3 GW, of which approximately 87% is hydroelectric. The installed capacity includes half the installed capacity of Itaipu with 12,600 MW of capacity owned equally between Brazil and Paraguay. The Ministry of Mines and Energy, or MME, has produced a ten-year expansion plan (2003-2012) under which Brazil's installed capacity is projected to increase to approximately 120 GW by 2012, of which 17% is projected to be thermoelectric and 83% is projected to be hydroelectric. There are approximately 190,000 kilometers of transmission lines in Brazil.

     Approximately 32% of Brazil's installed generating capacity and 50% of Brazil's high voltage transmission lines are operated by Centrais Eletricas Brasileiras S.A., or Eletrobras, a company owned by the federal government of Brazil, or the Federal Government. Eletrobras has historically been responsible for implementing electric policy, conservation and environmental management programs. It controls four subsidiaries responsible for the generation, transmission and distribution of electricity in the north, northeast and southeast of Brazil: Centrais Eletricas do Norte do Brasil S.A., or Eletronorte; Companhia Hidroeletrica do Sao Francisco, or CHESF; Furnas Centrais Eletricas S.A., or Furnas; and Centrais Eletricas do Sul do Brasil S.A., or Eletrosul (excluding Eletrosul's generation assets that formed Tractebel Energia S.A., or Tractebel, which was privatized in 1998). As a result of the restructuring of the Brazilian electric sector, however, these federally-owned companies have been changing their roles from regional development utilities to generation and/or transmission companies acting in a competitive market. Eletrobras also controls Eletrobras Termonuclear S.A., or Eletronuclear, a company formed following a partial split-up of Furnas. The remaining high voltage transmission lines are owned by state-controlled electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

     ELECTRICITY SUPPLY AND DEMAND

     Between 1986 and 2002, the consumption of electricity in Brazil grew by approximately 3.5% per year (from 166,734 GWh to 290,530 GWh), the number of consumers increased by approximately 4.5% per year (from 25.6 million to 51.5 million) and the total installed capacity increased by more than 3.7% per year (from 42,619 MW to 75,830 MW). The following table sets forth the growth in Brazil's energy consumption, population and growth rate of the gross domestic product, or GDP, from 1986 through December 31, 2002.

                                               ENERGY          ENERGY
                                            CONSUMPTION      CONSUMPTION                        POPULATION
                   YEAR                       (IN GWH)       (% GROWTH)      GDP GROWTH (%)    (IN MILLIONS)
---------------------------------------     -----------      -----------     --------------    -------------
1986...................................        166,734            10.60            7.5               134.7
1987...................................        179,067             7.40            3.5               137.3
1988...................................        187,373             4.64           (0.1)              139.8
1989...................................        196,069             4.64            3.2               142.3
1990...................................        204,440             4.27           (4.3)              147.6
1991...................................        213,483             4.42            0.3               149.9
1992...................................        217,408             1.84           (0.8)              152.2
1993...................................        226,179             4.03            4.2               154.5
1994...................................        231,641             2.41            6.0               156.8
1995...................................        248,680             7.36            4.3               159.0
1996...................................        259,322             4.27            3.6               161.2
1997...................................        276,798             6.74            3.0               163.5
1998...................................        287,515             3.87            0.1               165.7
1999...................................        292,677             1.80            0.8               167.9
2000...................................        307,529             5.07            4.4               170.1
2001...................................        283,257            (7.90)           1.5               172.4
2002...................................        290,530             2.57            1.5               174.6

----------
Sources: SISTEMA DE INFORMACOES EMPRESARIAIS DO SETOR DE ENERGIA ELETRICA (Brazilian Business Information System for the Energy Sector), or SIESE; INSTITUTO BRASILEIRO DE GEOGRAFIA E ESTATISTICA (Brazilian Institute of Geography and Statistics), or IBGE; and the MME.

     Between 1986 and the end of 2002, consumption of electricity in Brazil generally grew at a faster rate than Brazil's GDP, with the exception of 1993 and 1994, during which time labor intensive industries lowered their output. Even in years in which the GDP had negative growth, electricity consumption increased. Overall electricity consumption growth averaged 6.5% per year from 1970 to 2002. According to the 2003 - 2012 Indicated Planning Report from MME, the Brazilian consumption growth rate should reach 5.8% per year for the respective 10-year period. The following table illustrates the forecasted breakdown of the consumption growth rate per region:

                                                      CONSUMPTION GROWTH RATE (PER YEAR)
                          --------------------------------------------------------------------------------------
                                                                        SOUTHEAST/
                             NORTH          NORTH        NORTHEAST        MIDWEST         SOUTH         BRAZILIAN
PERIOD                    ISOLATED(1)    INTEGRATED      INTEGRATED     INTEGRATED     INTEGRATED        AVERAGE
------------------        -----------    ----------      ----------     ----------     ----------       ---------
2001 - 2007.......           6.9%            7.9%           6.1%           5.0%            5.5%           6.4%
2001 - 2012.......           6.6%            7.1%           4.9%           4.8%            4.9%           5.8%

----------
Source: Electrical Energy Expansion Committee; CCPE-Expansion Planning
2003/2012.
(1) The "isolated" portion of the North Region refers to the portion of the North Region that is not connected to the basic transmission network.

     The following table provides information relating to the probability of electricity shortfalls in the South, Southeast/Midwest, North and Northeast Regions in the coming years:

                                      PROBABILITY OF ELECTRICITY SHORTFALLS
                                ------------------------------------------------
REGION                          2003       2004       2005       2006       2007
------------------------        ----       ----       ----       ----       ----
South...................         0.1        1.1        1.1        1.3        1.0
Southeast/Midwest.......         0.1        1.0        0.7        1.0        1.2
North...................         8.5        1.3        1.5        2.5        8.5
Northeast...............         9.7        2.5        2.4        2.8        4.1

----------
Source: National System Operator - ONS, Planning of Operation for the year 2003

     The electricity shortfall figures assume the occurrence of substantial capacity additions forecasted in Eletrobras' most recent 10-year plan.

     RESTRICTIONS AND RATIONING

     In connection with the termination of the Electricity Rationing Plan on February 28, 2002 and the execution of the General Agreement of the Electricity Sector, new rules were issued to encompass the terms of the agreement and to allow the MERCADO ATACADISTA DE ENERGIA ELETRICA (Wholesale Energy Spot Market), or the MAE to account for electricity transactions resulting therefrom. A brief historical description of events and related impacts in us are described below.

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

     In addition, on May 18, 2001, the Federal Government announced several measures aimed at consumers of electric energy. Power rationing measures were imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by one-fifth of the average residential consumption during May, June and July 2000. Industrial and commercial consumers were required to reduce their consumption by 15% and 25% of the average consumption for the above mentioned period. The Federal Government also established that residential consumers who failed to reduce their consumption and consumed over 200 kWh per month would be subject to a 50% surcharge applicable to the portion of their consumption between 201 kWh and 500 kWh, and a 200% surcharge applicable to the portion of their consumption that exceeded 500 kWh per month, while residential customers that reduced consumption in excess with the mandated reductions would receive bonuses based on the extent of their reduction in consumption. These payments would be made from funds collected as a result of the surcharges described above. Consumers of all classes that failed to reduce consumption by the specified amounts would also be subject to power cuts. The power rationing measures ultimately ceased on February 28, 2002.

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

     FEDERAL GOVERNMENT ACTIONS TO REIMBURSE ELECTRIC UTILITIES

     On October 17, 2001, the Federal Government, through Executive Act No. 4, approved by Law No. 10,310 of November 22, 2001, stated that electric utilities will be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the surcharges. ANEEL established the procedures and deadlines relating to such reimbursement. After approval by ANEEL, we received approximately R$132 million in reimbursements for consumer bonuses paid. Additionally, as of December 31, 2002, we have recorded R$20 million as current assets and R$32 million as other assets related to additional reimbursable bonuses and costs related to the Electricity Rationing Plan.

     Due to the rationing measures, power generation and distribution companies sought guidance regarding the applicability of Annex V to their initial contracts. Annex V to the initial contracts was designed to protect distribution companies from reduced sales volumes and limit the financial burden of generation companies during periods of rationing and provides for a reduction of the amount of energy contracted between distribution companies during rationing periods and upon the occurrence of certain other events. Because of the rainfall shortage, some generation companies could not produce energy at normal rates. As a consequence, they could not deliver the contracted energy, and were obligated to purchase it in the MAE, at prices significantly higher than the contracted prices.

     On December 12, 2001, through Provisional Measure No. 14, approved by Law No. 10,438 on April 26, 2002, the Federal Government authorized the creation of the General Agreement of the Electricity Sector, which is designed to resolve issues related to the Electricity Rationing Plan by providing for compensation for rationing-related losses to generation and distribution companies in Brazil and restoring the economic equilibrium of the concession agreements, which was thrown out of balance during the rationing period.

     Under the General Agreement of the Electricity Sector, Annex V to the initial contracts was replaced with an extraordinary rate increase applicable to final customers that would compensate both generators and distributors for rationing-related losses. The increased rates will be in force for an average period of 72 months from January 2002 (82 month period for CEMIG). An extraordinary rate increase, or RTE, established by Federal Law 10,438 of May 26, 2002, is aimed at recovering the economic and financial balance of the electricity utilities impaired by losses of revenue resulting from the rationing. The RTE also covers financial losses resulting from Parcel A costs from January 2001 to October 2001 as well as losses of generators incurred as a result of payment of free energy costs above the initial contract average rate. The RTE percentage charged for residential customers (excluding low-income customers) rural customers, public street lighting and high-tension industrial customers whose costs related to electric energy represent at least 18% of average production cost and fulfill certain other criteria was 2.9% and the RTE percentage charged to all other customers was 7.9%, producing a weighted average increase of 5.87%.

     In April 2003, the Federal Government, fearing that rate increases may contribute to overall inflation in Brazil, decided to delay until 2004 a rate increase to which we were entitled under ANEEL resolutions. This rate increase was to have taken effect in April 2003 and was intended to reimburse certain uncontrollable costs that are referred to as Parcel A costs.

     In addition, a portion of the MAE transaction proceeds to which we are entitled under the General Agreement of the Electricity Sector have been retained by other utilities pending the outcome of a lawsuit we have filed against ANEEL and the MAE. See "Item 8. Financial Information--Legal Proceedings--Rate Increases and Regulatory Matters."

     The General Agreement of the Electricity Sector has also established that BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL, (the National Bank for Economic Development), or BNDES, will make loans available with respect to 90% of the amounts recoverable under the rate increase already given. The loans are repayable over the rate increase collection period. On February 3, 2003, we entered into a loan agreement with BNDES in the principal amount of R$396.7 million under which we borrowed R$335 million. See "Item 10. Additional Information--Material Contracts."

LEGAL AND REGULATORY MATTERS

     The Federal Government, in recent years, has undertaken extensive reforms in the Brazilian electricity sector. In general terms, these measures have been aimed at placing regulatory authority in the hands of independent agencies, in addition to increasing the role of private enterprise (including foreign investors) in electricity generation and distribution and promoting competition in the sector. These developments have resulted in profound changes to the competitive and regulatory environment in which we operate. It is not possible to predict the over-all impact that these changes will have on us and our results of operations as certain changes have not yet been announced by the Federal Government regarding the electric sector policy.

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

     As part of the Federal Government's attempt to foster private investments, encourage efficiency, reduce its role in the Brazilian energy sector and increase the level of industry competition, a new regulatory system has been developed. The goals of such regulatory system include:

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

     The new Federal Government administration has stated to the media that it plans to stop the privatization process by using the generators under its control to promote the electric sector expansion together with the private sector. In addition, according to preliminary versions of the revised regulatory framework, generators will be encouraged to invest in new capacity through long-term contracts to be signed with distributors and at prices to be set at public auctions. Guarantees will be provided in order to reduce the credit risk of distributors.

     REGULATORY AGENCIES

     Prior to 1997, the electricity industry in Brazil was comprehensively regulated by the MME, acting through the National Department of Water and Electrical Energy, or DNAEE. The DNAEE had the power to grant concessions for the generation, transmission and distribution of electricity and played an important role in the rate-setting process. The principal regulatory authority for the sector has now passed to an independent agency, ANEEL, which was created on December 26, 1996 and established in October 1997. ANEEL is responsible for
(i) acting on bids and contracts for concessions for electricity generation, transmission and distribution, (ii) determining rate revision methods and for setting rates, (iii) supervising and auditing the activities of electricity concessionaires, (iv) issuing regulations for the electricity sector in accordance with policies and guidelines established by the Federal Government,
(v) planning, coordinating and executing water resource studies, (vi) solving administrative disputes among agents for the electric sector, (vii) issuing antitrust regulations and monitoring compliance with antitrust laws and (viii) determining penalties for violations of law and breach of contract. However, the new Federal Government administration has stated to the media that ANEEL's role will be reduced to one of supervision and regulation of the electric sector whereas the executive branch, through the MME, will be responsible for establishing policies for the electric sector and granting concessions.

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

     The measures undertaken by the GCE before it was extinguished and replaced by the CGSE included commencement of a revitalization process for the power sector. Following the commencement of this process, the Federal Government issued Provisional Measure No. 29 of February 2002, authorizing the creation of a new MAE to replace the ASMAE as administrator of the market. This new MAE was created as a private corporate body to act under the authorization and supervision of ANEEL. This new market, contrary to the previous one, will no longer be self-regulated, as its convention, rules and proceedings will be regulated by ANEEL.

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

     The price cap formula increases rates for captive customers and is as follows:

                                 VPA + VPB (IVI +- X)
                           IRT = --------------------
                                          RA

Where:

     -    IRT is the index of adjustment rate;

     - VPA represents the Parcel A costs, which are the uncontrolled costs of the company, such as the cost of electricity purchased for resale, costs associated with the use of hydroelectric resources, fuel, contributions to the RGR Fund (a reserve fund created by the Brazilian Congress that provides compensation to electricity companies for certain assets used in connection with their concessions if their concessions are revoked), etc.;

     - VPB represents the controlled costs of the company, such as the cost of employees, material, services, and others;

     - IVI adjusts the controlled costs of the company according to the rate of inflation and is based on the INDICE GERAL DE PRECOS-MERCADO (the Brazilian General Market Price Index), or IGP-M, an index similar to the retail price index;

     - X is a factor used to measure the productivity of the utility. Depending upon the performance of the utility, this factor may increase or decrease the IVI. The first calculation of this factor occurred in April 2003, and is calculated every five years; and

     -    RA is the company's annual revenue.

     Beginning in December 1993, the Federal Government introduced the Real Plan, which suspended the automatic adjustment process. Instead, rates were frozen and any increases required the approval of Brazil's Ministry of Finance. Rate-setting authority has now passed to ANEEL. In April 1997, we were granted an average rate increase of 9.75% for sales to distributors and final customers. During

1998, 1999, 2000, 2001, 2002 and to date in 2003 we were granted average increases of 4.54%, 20.73%, 11.83%, 16.49%, 10.51% and 31.53%, respectively. In
December 2001, we had an average rate increase of 5.87%, which will last until October 2008, to reimburse us for losses relating to rationing.

     In August 1998, ANEEL issued new regulations governing distribution rates. ANEEL has the authority to readjust and review rates in response to changes in energy purchase costs and market conditions. In readjusting distribution rates, ANEEL considers the following: (i) costs of electricity purchased for resale under initial contracts (See "--Competition") and from Itaipu; (ii) costs of electricity purchased under freely negotiated contracts; (iii) costs of electricity purchased in the spot market; and (iv) other transmission and distribution system charges.

     Each distribution company's concession agreement also provides for an annual readjustment of rates based on certain regulatory charges, and other costs such as those related to electricity purchased for resale, use of hydroelectric resources and transmission. In addition to ordinary adjustments, the concession agreements provide that extraordinary adjustments may be made if concessionaires experience material costs not contemplated by the time of execution of the agreement.

     ANEEL has also issued rate regulations that govern access to the transmission system and establish transmission rates. The rates to be paid by distribution companies, generators and independent customers for the use of the interconnected systems are established by ANEEL and reviewed annually, taking into account the revenues that are permitted of transmission concessionaires pursuant to their concession agreements. Owners of the different parts of the basic transmission network have to transfer operating control of their facilities to the ONS in return for the receipt of regulated payments linked to availability. Network users, including generation companies, distribution companies and large customers, have signed contracts with the ONS entitling them to use the basic transmission network in return for payment of published rates. The other parts of the transmission network, which are not part of the basic transmission network, will be made available directly to the interested users by paying specified fees. Transmission charges will be based on the nodal costs calculated according to the long-range incremental costs methodology. Generation companies will pay transmission charges on the basis of the amount of power demand sold to customers. Charges for load will be determined on the basis of maximum use of the transmission system during periods of peak usage.

     Open access to the basic national grid is integral to the ongoing comprehensive reform of the electricity sector. ANEEL considers strict price regulation of transmission services and non-discriminatory pricing to be necessary to ensure that open access to the basic national grid is maintained. To this end, ANEEL issued Resolution No. 167, on May 31, 2000, establishing (i) the annual levels of revenue allowed for each transmission facility integrating the basic grid, (ii) the fee for the use of the basic grid, and (iii) the value of the connection changes. The basic transmission grid includes all transmission lines with voltage equal to or higher than 230 kV. In addition, certain other unbundled facilities related to transmission must be available to interested parties at regulated rates as part of open access to the transmission grid.

     In June 2000, ANEEL set the monthly amount of R$3,235.49/MW as the rate for use of the basic transmission network to be applied to initial contracts between the ONS and the distribution companies. ANEEL increased this rate to R$3,612.19/MW and R$4,774.74/MW in June 2001 and 2002, respectively. In June 2000, ANEEL also set the amount of R$1,755.49/MW as the rate for the transportation of energy from Itaipu to be paid to Furnas by distribution companies that utilize this energy. ANEEL increased this rate to R$1,955.38/MW and R$2,110.81/MW in June 2001 and 2002, respectively.

     The rates that energy utility companies pay for the purchase of electricity generated by Itaipu were established pursuant to a treaty between Brazil and Paraguay and are denominated in U.S. dollars. As a consequence, Itaipu's rates rise or fall independently of the rates established by federal regulatory authorities for sales by electric utilities. The sale of Itaipu-generated energy does not generate any margin to the distribution companies because the rate for such sales is equal to the rate paid by the utility plus sales taxes.

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

     In May 1998, the MAE was created as the only energy market in accordance with the Market Agreement and subsequently became the market administrator. The terms of this agreement were approved by ANEEL in January 1999. The following entities are required to participate in the MAE: (i) generation companies with installed capacity of 50 MW or more; (ii) distribution and retail companies with annual sales of 300 GWh/year or more; and (iii) companies that import or export 50 MW or more of electricity. Other generation, distribution and import/export companies are permitted to participate in the market on a voluntary basis.

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

     The MAE is responsible for registering any power purchase agreements entered into among agents that participate in the MAE. Any difference between the volume of contracted energy registered with the MAE and the energy actually purchased or sold will be accounted for using the MAE spot price. The MAE spot price is defined, in accordance with MAE rules that are approved by ANEEL, by a pricing methodology that considers various factors including transmission restrictions and loss factors. By having its long-term power purchase agreements registered at the MAE, each distributor assures that purchases of electric energy necessary to fulfill its obligations will be made at a fixed price, thus avoiding market volatility (except with respect to any differences between the volume of energy registered and energy actually purchased or sold).

     Until December 2002, rules of the MAE did not apply to electricity generated by Itaipu. Electricity generated by Itaipu was purchased through specific contracts between concessionaires operating in the South, Southeast and Center West Regions of Brazil and Furnas or Eletrosul. Since January 2003, pursuant to Decree No. 4,500 of December 27, 2002, Eletrobras became the AGENTE COMERCIALIZADOR DE ITAIPU (Trading agent of Itaipu). The commitment to buy and resell the electricity from Itaipu to distribution utilities previously held by Furnas and Eletrosul was transferred to Eletrobras. In order to accommodate rules of the MAE, Itaipu will be considered a participant of the MRE and Eletrobras, as the trading agent of Itaipu, will be the entity responsible for the accounting of MAE transactions that result from the MRE.

     The implementation of the model created by the former Federal Government required changes in the Brazilian legal system then in force. New rules were then issued and a new player in the Brazilian power sector, the Independent Power Producer, or IPP, was introduced and a transition period prior to the total deregulation of the Brazilian electric energy market was initiated.

     During the above-mentioned period, the market was progressively deregulated and the concept of "free consumers" (the equivalent of CEMIG's "free customers") was introduced which currently consists of those consumers that: (i) have a minimum load of 3 MW, supplied at a voltage of 69 kV or above; (ii) were connected after July 8, 1995 and have a minimum load of 3 MW, regardless of the voltage; or (iii) have a minimum load of 0.5 MW regardless of the voltage, provided that they acquire energy of the so-called "PCH" (a small hydroelectric power generator). Free consumers bear such a designation because they are not restricted to only acquiring energy from public services concessionaires, but may also opt to acquire energy from an IPP or any other source.

     Currently, it is possible to have direct sales of electricity between IPPs and free consumers through the interconnected power system, regardless of their location.

     To encourage the participation of private companies in the electricity sector, generation and distribution companies, acting as brokers and traders, may sell energy directly to final customers.

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

     PRIVATIZATION

     Since 1995, a number of federal and state electric utilities have been privatized. However, we believe that the current Federal Government administration, which was elected in October 2002, may take actions that alter or reverse the trend toward privatization in favor of an increased governmental role in the planning, regulation and operation of the Brazilian electricity sector. Specifically, the Federal Government indicated that it intends to amend certain aspects of the regulatory framework of the energy sector to strengthen the Federal Government's role with respect to implementation of regulatory initiatives and oversight of the sector. Although no official announcement has been made, we expect that an announcement regarding these changes may be made in the second half of 2003. These changes and other regulatory changes might have an adverse effect on our financial condition, future results of operations, cash flows and business prospects.

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

     The Federal Government has imposed a fee on IPPs similar to the fee levied on public-sector generation companies in connection with the RGR Fund. IPPs are required to make contributions to the FUNDO DE USO DE BEM PUBLICO (Public Use
Fund), or UBP Fund, for five years from the date that they receive their concessions. Eletrobras received UBP Fund payments until December 31, 2002. All subsequent payments to the UBP Fund are now paid directly to the Federal Government.

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

     ANEEL also charges a fee to agents and concessionaires that render electric energy services. This fee is known as TFSEE--TAXA DE FISCALIZACAO DE SERVICOS DE ENERGIA ELETRICA (Fee for the Supervision of Electric Energy Services), or TFSEE. The TFSEE was created pursuant to Federal Law No. 9,427, dated December 26, 1996, and is equivalent to 0.5% of the annual economic benefit realized by the agent or concessionaire. Determination of "economic benefit" is based on the installed capacity of authorized generation and transmission concessionaires or the annual billings of distribution concessionaires.

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

     Activities that damage the environment may also lead to criminal and administrative penalties, provided for in Law No. 9,605, dated February 12, 1998 (Environmental Crimes Act). The effects of the Environmental Crimes Act apply to any person, whether an individual or legal entity, who, by any means, contributes to environmental damage, to the extent of his/her fault. In 1999, Decree No. 3,179 was enacted, establishing the applicable administrative penalties for conduct and activities damaging the environment and the regulations under the Environmental Crimes Act. The Decree establishes fines of up to R$50 million and allows for the shutdown of operations.

     Law No. 9,433 of January 8, 1997 created the POLITICA NACIONAL DE RECURSOS HIDRICOS (National Water Resources Policy), which is organized considering Brazil's hydrographic basins. The National Water Resources Policy is implemented by governmental and non-governmental agencies and classifies water as an asset of public domain. As a result, water usage may not be appropriated by one person, whether an individual or legal entity, nor shall it entail absolute exclusion of all other potential users. Moreover, public authorities must provide justification for the granting of water usage rights.

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

     As per the Brazilian Forestry Code, the land surrounding water reservoirs, whether natural or man-made, is considered a permanent preservation area, which represents restrictions for land use.

     The amendments to the Brazilian Forestry Code (Law No. 4, 771, dated September 15, 1965), introduced by Provisional Measure No. 2,166-67, dated August 24, 2001, established that the operator of the reservoir is required to acquire such surrounding areas. Said requirement may impact the economic viability of new hydroelectric undertakings, but is yet to be regulated.

     The State of Minas Gerais Forestry Policy (Law No. 14309, dated June 19,
2002) does not oblige the operator to acquire the reservoir surrounding areas, but instead requires indemnification of the landowners for the restriction to land use caused by the reservoir. At the present time, neither said law is being applied due to the fact its regulation is pending.

     These rules, when applicable, will impose additional costs upon the installation of new hydroelectric facilities.

     Every legal entity that is involved in activities that have polluting effects, or the potential for polluting effects, or that involve products that are considered hazardous to the environment, must register with IBAMA. Registration with the IBAMA involves quarterly payment of the TAXA DE CONTROLE E FISCALIZACAO AMBIENTAL - TCFA (Environmental Inspection and Control Fee), which amounts to approximately R$10,000 per year.

                      COMPANHIA ENERGETICA
                      DE MINAS GERAIS -
                      CEMIG

                      FINANCIAL STATEMENTS FOR THE YEARS ENDED
                      DECEMBER 31, 2002, 2001 AND 2000 AND
                      INDEPENDENT AUDITORS' REPORT


                      Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of

Companhia Energetica de Minas Gerais - CEMIG
Belo Horizonte - MG, Brazil

We have audited the accompanying consolidated balance sheets of COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG (a Brazilian corporation) and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in Brazilian REAIS. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Energetica de Minas Gerais - CEMIG and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


June 26, 2003


/S/ Deloitte Touche Tohmatsu

                  COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                   (EXPRESSED IN MILLIONS OF BRAZILIAN REAIS)

                                   A S S E T S

                                                                                   DECEMBER 31,
                                                                               -------------------
                                                                                 2002       2001
                                                                               --------   --------
CURRENT ASSETS:
   Cash and cash equivalents (note 7)                                               123        218
   Restricted investments (note 8)                                                  145        602
   Accounts receivable, net (note 9)                                                882        485
   Accounts receivable - use of basic transmission network                           18         18
   Deferred regulatory assets (note 4)                                              361        259
   Recoverable taxes (note 10)                                                       21         86
   Materials and supplies                                                            21         12
   Receivable from Federal Government in respect of bonus paid and rationing
       adoption costs incurred (note 5)                                              20          -
   Receivable from Federal Government related to low-income consumers
       (note 11)                                                                     42          -
   Other                                                                             78         72
                                                                                 ------     ------
                                                                                  1,711      1,752
                                                                                 ------     ------

INVESTMENTS (note 12)                                                               543        437
                                                                                 ------     ------

PROPERTY, PLANT AND EQUIPMENT, NET (note 13)                                     10,099      9,841
                                                                                 ------     ------

OTHER ASSETS:
   Marketable securities - available for sale (note 14)                              53         70
   Deferred regulatory assets (note 4)                                            1,670      1,245
   Receivable from Federal Government in respect of bonus paid and rationing
       adoption costs incurred (note 5)                                              32        123
   Restricted investments (note 8)                                                   49         18
   Recoverable taxes (note 10)                                                       82         48
   Account receivable from State Government (note 3)                                755        451
   Other                                                                            172         77
                                                                                 ------     ------
                                                                                  2,813      2,032
                                                                                 ------     ------
                                   Total assets                                  15,166     14,062
                                                                                 ======     ======

         The accompanying notes are an integral part of the consolidated financial statements.

                  COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

        (EXPRESSED IN MILLIONS OF BRAZILIAN REAIS, EXCEPT SHARE AMOUNTS)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                    DECEMBER 31,
                                                                                -------------------
                                                                                  2002       2001
                                                                                --------   --------
CURRENT LIABILITIES:
   Accounts payable to suppliers (note 15)                                         1,275        945
   Payroll and related charges                                                       108         97
   Taxes payable (note 16)                                                           151        219
   Dividends and interest on capital                                                 211        105
   Current portion of long-term financing (note 17)                                  946        451
   Regulatory charges payable (note 18)                                               94         52
   Advance billings of electric power                                                  -         42
   Employee profit sharing                                                            26         35
   Other                                                                              51         66
                                                                                  ------     ------
                                                                                   2,862      2,012
                                                                                  ------     ------
LONG-TERM LIABILITIES:
   Long-term financing (note 17)                                                   2,593      2,029
   Employee post-retirement benefits (note 19)                                     1,272      1,627
   Deferred income taxes, net (note 6)                                                 4         46
   Accrued liability for contingencies (note 20)                                     315        319
   Accounts payable to suppliers (note 15)                                           334        364
   Taxes payable (note 16)                                                           204          -
   Surcharge applied to consumers (note 5)                                             -         26
   Other                                                                             113         93
                                                                                  ------     ------
                                                                                   4,835      4,504
                                                                                  ------     ------

MINORITY INTEREST                                                                     27          3
                                                                                  ------     ------
SHAREHOLDERS' EQUITY: (note 21)
   Capital stock -
     Preferred - 91,210,523 thousand shares authorized, issued and outstanding as of December 31, 2002 (89,436,237 thousand shares as of
        December 31, 2001)                                                           804        786
     Common - 70,874,168 thousand shares authorized, issued and outstanding as of December 31, 2002 (69,495,478 thousand shares as of
        December 31, 2001)                                                           624        610
                                                                                  ------     ------
                                                                                   1,428      1,396
   Additional paid-in capital                                                      3,170      3,170
   Appropriated retained earnings                                                  2,693      3,133
   Unappropriated retained earnings                                                  144         79
   Accumulated other comprehensive income (loss)                                       7       (235)
                                                                                  ------     ------
                                                                                   7,442      7,543
                                                                                  ------     ------
                   Total liabilities and shareholders' equity                     15,166     14,062
                                                                                  ======     ======

         The accompanying notes are an integral part of the consolidated financial statements.

                  COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

 (EXPRESSED IN MILLIONS OF BRAZILIAN REAIS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                           YEARS ENDED DECEMBER 31,
                                                                                 --------------------------------------------
                                                                                     2002            2001            2000
                                                                                 ------------    ------------    ------------
NET OPERATING REVENUES:
   Electricity sales to final customers (note 22)                                       5,458           4,587           4,478
   Regulatory extraordinary rate adjustment (note 4)                                      281             789               -
   Electricity sales to the interconnected power system (note 22)                         161             517             145
   Use of basic transmission network                                                      185             154             139
   Other operating revenues                                                               260             150             124
   Taxes on revenues (note 22)                                                         (1,473)         (1,191)         (1,130)
                                                                                 ------------    ------------    ------------
         Total net operating revenues                                                   4,872           5,006           3,756
                                                                                 ------------    ------------    ------------
OPERATING COSTS AND EXPENSES:
   Electricity purchased for resale (note 23)                                          (1,333)         (1,914)           (819)
   Natural gas purchased for resale                                                      (152)            (84)            (60)
   Use of basic transmission network                                                     (298)           (251)           (243)
   Depreciation and amortization                                                         (666)           (641)           (583)
   Personnel                                                                             (532)           (531)           (466)
   Regulatory charges (note 23)                                                          (548)           (420)           (433)
   Third-party services                                                                  (265)           (216)           (195)
   Employee post-retirement benefits (note 19)                                           (207)           (293)           (238)
   Materials and supplies                                                                 (78)            (70)            (71)
   Other (note 23)                                                                       (238)           (274)           (208)
   Provision for loss on deferred regulatory assets (note 4)                              (28)           (150)              -
   Provision for loss on account receivable from State Government (note 3)                  -            (754)              -
                                                                                 ------------    ------------    ------------
         Total operating costs and expenses                                            (4,345)         (5,598)         (3,316)
                                                                                 ------------    ------------    ------------
         Operating income (loss)                                                          527            (592)            440

FINANCIAL EXPENSES, NET (note 24)                                                        (525)            (48)            (42)
                                                                                 ------------    ------------    ------------
         Income (loss) before income taxes and minority interests                           2            (640)            398
                                                                                 ------------    ------------    ------------
INCOME TAXES - (EXPENSE) BENEFIT: (note 6)
  Current                                                                                (187)           (166)            (62)
  Deferred                                                                                161              88              30
                                                                                 ------------    ------------    ------------
                                                                                          (26)            (78)            (32)
                                                                                 ------------    ------------    ------------
MINORITY INTERESTS                                                                         12              (1)              -
                                                                                 ------------    ------------    ------------
NET INCOME (LOSS)                                                                         (12)           (719)            366
                                                                                 ------------    ------------    ------------
OTHER COMPREHENSIVE INCOME (LOSS):
  Unrealized gains (losses) on available-for-sale securities (note 14)                    (17)              9              20
  Minimum pension liability adjustment (note 19)                                          378             293               8
  Deferred income taxes                                                                  (119)            (99)             (9)
                                                                                 ------------    ------------    ------------
                                                                                          242             203              19
                                                                                 ------------    ------------    ------------
COMPREHENSIVE INCOME (LOSS)                                                               230            (516)            385
                                                                                 ============    ============    ============
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating basic and diluted earnings
    (loss) per thousand shares                                                    161,033,699     158,931,715     158,931,715
                                                                                 ============    ============    ============
Basic and diluted earnings (loss) per thousand common and preferred shares -
    In Brazilian REAIS                                                                  (0.07)          (4.52)           2.30
                                                                                 ============    ============    ============

         The accompanying notes are an integral part of the consolidated financial statements.

                  COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                   (EXPRESSED IN MILLIONS OF BRAZILIAN REAIS)

                                                           YEARS ENDED DECEMBER 31,
                                                         2002        2001        2000
                                                       --------    --------    --------
 CAPITAL STOCK:
    Preferred -
      Balance, beginning of year                            786         786         786
      Transfer from appropriated retained earnings           18           -           -
                                                       --------    --------    --------
      Balance, end of year                                  804         786         786

    Common -
      Balance, beginning of year                            610         610         610
      Transfer from appropriated retained earnings           14           -           -
                                                       --------    --------    --------
      Balance, end of year                                  624         610         610
                                                       --------    --------    --------
                                                          1,428       1,396       1,396
                                                       --------    --------    --------
 ADDITIONAL PAID-IN CAPITAL                               3,170       3,170       3,170
                                                       --------    --------    --------
 APPROPRIATED RETAINED EARNINGS:
    Fiscal incentive investment reserve-
      Balance, beginning of year                             45          41          41
      Transfer from unappropriated retained earnings          -           4           -
                                                       --------    --------    --------
      Balance, end of year                                   45          45          41
                                                       --------    --------    --------
   Rate shortfall reserve-
      Balance, beginning of year                          2,680       2,680       2,680
      Transfer to capital stock                             (32)          -           -
                                                       --------    --------    --------
      Balance, end of year                                2,648       2,680       2,680
                                                       --------    --------    --------
   Unrealized income reserve-
      Balance, beginning of year                            314         484         538
      Transfer to unappropriated retained earnings         (314)       (170)        (54)
                                                       --------    --------    --------
      Balance, end of year                                    -         314         484
                                                       --------    --------    --------
    Legal reserve-
      Balance, beginning of year                             94          94          94
      Transfer to unappropriated retained earnings          (94)          -           -
                                                       --------    --------    --------
      Balance, end of year                                    -          94          94
                                                       --------    --------    --------
                                                          2,693       3,133       3,299
                                                       --------    --------    --------
UNAPPROPRIATED RETAINED EARNINGS:
   Balance, beginning of year                                79         735         502
   Net income (loss)                                        (12)       (719)        366
   Transfer from appropriated retaining earnings            408         166          54
   Dividends                                               (331)       (103)       (187)
                                                       --------    --------    --------
   Balance, end of year                                     144          79         735
                                                       --------    --------    --------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
   Balance, beginning of year                              (235)       (438)       (457)
   Other comprehensive income                               242         203          19
                                                       --------    --------    --------
   Balance, end of year                                       7        (235)       (438)
                                                       --------    --------    --------
   Shareholders' equity at end of year                    7,442       7,543       8,162
                                                       ========    ========    ========

         The accompanying notes are an integral part of the consolidated financial statements.

                  COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                   (EXPRESSED IN MILLIONS OF BRAZILIAN REAIS)

                                                                          YEARS ENDED DECEMBER 31,
                                                                      --------------------------------
                                                                        2002        2001        2000
                                                                      --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                       (12)       (719)        366
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities-
     Depreciation and amortization                                         666         641         583
     Deferred regulatory assets and liabilities                           (320)       (290)          -
     Monetary variation and exchange rate variation loss (gain)            342        (145)        (82)
     Loss on disposal of property, plant and equipment                      42         103          79
     Employee post-retirement benefits                                      24         116          77
     Provisions for contingencies and doubtful accounts receivable          45          32          (8)
     Provision for loss on deferred regulatory assets                       28         150           -
     Provision for loss on account receivable from State Government          -         754           -
     Deferred income taxes                                                (161)        (88)        (30)
     Provision for global reserve for reversion quota long-term              -          34           -
     Other                                                                 (38)          6          11

   Decrease (increase) in operating assets-
     Accounts receivable                                                  (410)        170        (214)
     Recoverable taxes                                                      38         100          87
     Account receivable from State Government                                -           -          17
     Deferred regulatory assets                                           (112)       (328)          -
     Receivable from Federal Government in respect of bonus
        paid and rationing adoption costs incurred, net of
        surcharge applied to consumers                                      45         (97)          -
     Other                                                                (129)        (48)        (21)

   Increase (decrease) in operating liabilities-
     Accounts payable to suppliers                                         289          36          15
     Payroll and related charges                                            11          17          (4)
     Taxes payable                                                         125         190           4
     Regulatory charges payable                                             42         (38)         21
     Advance billings of electric power                                    (42)        (62)        (76)
     Accrued interest on long-term financing and short-term loans          253         147          39
     Other, including initial Infovias consolidation                         6          39         (33)
                                                                      --------    --------    --------
              Net cash provided by operating activities                    732         720         831
                                                                      --------    --------    --------

                                                                        YEARS ENDED DECEMBER 31,
                                                                    --------------------------------
                                                                      2002        2001        2000
                                                                    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Restricted investments                                                426        (553)        (67)
   Acquisition of new investments, including Infovias                   (336)       (223)        (50)
   Acquisition of property, plant and equipment                         (636)       (323)       (406)
                                                                    --------    --------    --------
              Net cash used in investing activities                     (546)     (1,099)       (523)
                                                                    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term financing                         518       1,150         320
   Repayment of long-term financing                                     (597)       (617)       (282)
   Advance from minority shareholder for future capital
      increase in subsidiary                                              12           -           -
   Dividends and interest on capital paid on shareholders' equity       (214)       (172)       (196)
                                                                    --------    --------    --------
              Net cash provided by (used in) financing activities       (281)        361        (158)
                                                                    --------    --------    --------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (95)        (18)        150
                                                                    ========    ========    ========

CASH AND CASH EQUIVALENTS:
   Beginning of the year                                                 218         236          86
   End of the year                                                       123         218         236
                                                                    --------    --------    --------
                                                                         (95)        (18)        150
                                                                    ========    ========    ========

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
   Taxes paid - income taxes                                              42          38          53
   Interest paid, net of interest capitalized                            285         202         122

         The accompanying notes are an integral part of the consolidated financial statements.

                  COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001 AND 2000

 (AMOUNTS EXPRESSED IN MILLIONS OF BRAZILIAN REAIS, UNLESS OTHERWISE INDICATED)

1. THE COMPANY AND ITS OPERATIONS

(a) The Company:

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

The Company holds a concession to distribute electric power over an area of 562,762 square km (approximately 97% of the State of Minas Gerais), to approximately 5,591,000 consumers at December 31, 2002 (5,412,000 at December 31, 2001). The Company has 46 power plants, consisting of 42 hydroelectric plants, three thermoelectric plants and one wind farm, with an aggregate installed generating capacity of approximately 5,704MW at year-end 2002 (5,675MW at year-end 2001). The Company's various power generation, transmission and distribution concessions expire during the years 2004 through 2035, subject to renewal under certain circumstances.

The following are the Company's operational subsidiaries as of December 31, 2002:

- Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

- Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located on the premises of Usinas Siderurgicas de Minas Gerais - USIMINAS, a large steel manufacturer;

- Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.17% interest) - Its principal activities are the acquisition, transportation and distribution of natural gas and related products. In 1993, GASMIG was granted a 30-year concession by the State Government to perform these activities. Its bylaws also permit the performance of activities related to the production and storage of natural gas. These activities, however, are not currently being performed; and

- Empresa de Infovias S.A. ("Infovias") (99.92% interest) - Its principal activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other items. Infovias began commercial operations in 2001. CEMIG increased its interest in Infovias from 49.44% to 99.92% in 2002 (see note 12). Additionally, Infovias has 66.41% of the capital stock of Way TV Belo Horizonte, a cable TV and Internet services provider in certain cities in the State of Minas Gerais, including 49% of its common shares. The control of Way TV Belo Horizonte is exercised by Infovias through a shareholders' agreement with CLIC - Clube de Investimentos dos Empregados da Cemig, that owns 1.1% of Way TV Belo Horizonte common shares. As per this agreement, CLIC agreed to vote in the Way TV shareholders' meeting in accordance Infovias interests.

Additionally, the Company has a 100% interest in each of the following pre-operational companies as of December 31, 2002:

- Horizontes Energia S.A. - Its principal activities will be the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, both located in the State of Minas Gerais, and Salto Voltao and Salto do Passo Velho hydroelectric power plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, Horizontes Energia S.A. during the third quarter of 2002.

- Cemig PCH S.A., Cemig Capim Branco Energia S.A. and Usina Termeletrica Barreiro S.A.- Their principal activities will be the production and sale of electric energy, as independent power producers.

- Efficientia S.A. - Its principal activities will be rendering efficiency, optimization and energy solutions services, and rendering operation and management services in energy supply facilities. Efficientia S.A. started its operations in the first quarter of 2003.

- Cemig Trading S.A. - Its principal activities will be developing activities to trade electricity.

Additionally, the Company has a minority interest in the following companies:

- Central Termeletrica de Cogeracao S.A. and Central Hidreletrica Pai Joaquim S.A. - 49% interest in each company. These companies are in the pre-operational phase. Their principal activities will be the production and sale of electric energy, as independent power producers.

(b) The electricity sector in Brazil:

The electricity sector in Brazil is regulated by the Federal Government, acting through its Ministry of Mines and Energy, which has exclusive authority over the electricity sector. Regulatory policy for the sector is implemented by ANEEL. ANEEL is responsible for: (1) granting and supervising concessions and setting electricity rates; (2) supervising and performing financial examinations of the concessionaire companies; (3) issuing regulations applicable to the electricity sector; and (4) planning, coordinating and executing water resource studies and granting and supervising concessions for the use of water resources. The Company's electricity business is subject to regulations set by ANEEL.

Retail electricity sales by the Company are made pursuant to provisions of its long-term electricity sales concession agreements. Under the terms of the concession agreements, the Company is authorized to charge its customers a rate for electric services that consists of two components: (1) a non-controllable energy generation, transmission and distribution cost pass-through component ("Parcel A costs"); and (2) an operating cost component ("Parcel B costs"). Both components are established as part of the original concession for certain initial periods. Subsequent to the initial periods, and at regular intervals thereafter, ANEEL has the authority to review the costs of the Company to determine the inflation adjustment (or other similar adjustment factor), if any, to the Parcel B costs (the "Adjustment Escalator") for the subsequent period. This review can result in an Adjustment Escalator that has a positive, zero or negative value.

In addition to the adjustments of Parcel A costs and Parcel B costs mentioned above, the electricity sales concessions provide for an annual rate adjustment based on several factors, including inflation. In addition, as a result of regulatory changes in December 2001, the Company may now request rate adjustments arising from significant events which disrupt the economic and financial equilibrium of its business. Other normal or recurring factors (such as increases in purchased power costs, taxes on revenue generated or local inflation) are also allowed to be offset through specific rate increases. When making a request for such a rate increase, the Company is required to prove the financial impact of the cited events, and there can be no assurance that the requested adjustments will be granted.

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

(a) Basis of presentation -- The financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Company's statutory financial statements prepared in accordance with the accounting practices adopted in Brazil, which are prepared and filed in accordance with the specific rules from the COMISSAO DE VALORES MOBILIARIOS (the Brazilian Securities Commission, or "CVM") and ANEEL.

(b) Constant currency remeasurement -- Up to December 31, 1997, Brazil was considered a highly inflationary economy (cumulative inflation exceeding a total of 100% over a consecutive three-year period) and, for U.S. GAAP purposes, the Company prepared its financial statements under the constant currency method for all years ended up to that date. CEMIG adopted the IGP-DI (General Price Index - Internal Availability) to restate its financial statements for inflation.

     Under the constant currency method, all relevant non-monetary assets and liabilities, shareholders' equity accounts and components of the statements of operations, cash flows and changes in shareholders' equity are expressed in the constant purchasing power of the currency as of the most recent balance sheet date.

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

     Shareholders' equity presented in these financial statements differs from that included in the statutory accounting records filed pursuant to the accounting practices adopted in Brazil method as a result of the following:
     (i) as from January 1, 1996, indexation of Brazilian financial statements prepared for Brazilian Corporate Law purposes was abolished, whereas for U.S. GAAP purposes such indexation was applied up to December 31, 1997;
     (ii) differences between the IGP-DI and the official indices mandated for indexation of the financial statements prepared in accordance with the accounting practices adopted in Brazil; and (iii) adjustments made to reflect the requirements of U.S. GAAP. Current income taxes and dividend distribution capacity are determined based on the financial statements prepared in accordance with accounting practices adopted in Brazil.

(c) Principles of consolidation -- The consolidated financial statements for the year ended December 31, 2001 included the accounts of CEMIG and its subsidiaries Sa Carvalho S.A., Usina Termica Ipatinga S.A. and Companhia de Gas de Minas Gerais - GASMIG. The consolidated financial statements for the year ended December 31, 2002 include the accounts of CEMIG and its subsidiaries Sa Carvalho S.A., Usina Termica de Ipatinga S.A., Companhia de Gas de Minas Gerais - GASMIG, Empresa de Infovias S.A., Cemig PCH S.A., Cemig Capim Branco S.A., Usina Termeletrica Barreiro S.A., Efficientia S.A., Horizontes Energia S.A. and Cemig Trading S.A.. Infovias, the entity that was jointly controlled with other shareholders until May 2002, was consolidated as of December 31, 2002. In consolidation, the Company's investment in the shareholders' equity of the subsidiaries and all significant intercompany balances and transactions were eliminated. The minority interest in the positive equity in subsidiaries is shown separately as a liability.

(d) Foreign currencies -- CEMIG conducts no foreign operations. Assets and liabilities denominated in foreign currencies are related principally to financing and are translated into REAIS at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date. The resulting gains and losses are recognized currently and included in the statements of operations for the appropriate period.

(e) Cash and cash equivalents -- The Company considers unrestricted cash on hand, deposits in banks and short-term investments with original maturities of three months or less, when purchased, to be cash and cash equivalents.

(f) Restricted investments -- Restricted investments consist of investments with original maturities of three months or less, which are restricted for use in the Company's investment plan and repayment of outstanding financing.

(g) Accounts receivable -- Includes both amounts billed to customers and accrued revenues relating to unbilled energy supplied to customers as of the balance sheet date. Charges arising from overdue electricity bills are accounted for on a cash basis. The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses.

(h) Investments -- The Company's investments in affiliated companies are accounted for based on the equity method. Other investments, including the consortia, are recorded at acquisition or construction cost. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with Statement of Financial Accounting Standards ("SFAS") 34 "Capitalization of Interest Cost". The consortia depreciation is computed on the straight-line method, at annual rates based on the estimated useful lives of its assets. The consortia expenditures for maintenance and repairs are charged to operating costs as incurred.

(i) Property, plant and equipment -- Are recorded at acquisition or construction cost, restated to reflect price-level changes through December 31, 1997. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with SFAS 34. Depreciation is computed on the straight-line method, at annual rates based on the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets. The net results of disposals of fixed assets are recorded as part of operating income.

(j) Impairment of long-lived assets -- CEMIG follows SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, CEMIG performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analyses.

(k) Revenues, costs and expenses -- Revenues, costs and expenses are recognized on an accrual basis, i.e., when persuasive evidence of an arrangement exists delivery of goods has occurred or services have been rendered, our rates have been fixed or is determinable, and collectibility is reasonably assured regardless of when cash is received.

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

     Taxes on revenue consist of: (i) value-added tax ("VAT"), which is a state tax due on the sales to final customers, is billed to the consumers and recorded as part of gross revenue; (ii) COFINS revenue tax; (iii) PIS-PASEP social contribution tax on revenues; and (iv) Emergency capacity charge. It is the Company's policy to deduct these taxes from gross revenues.

(l) Income taxes -- CEMIG accounts for income taxes in accordance with SFAS 109 "Accounting for Income Taxes", which requires an asset and liability approach to recording deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

     CEMIG records the tax benefit of all net operating losses as a deferred tax asset and records a valuation allowance, when necessary, to reflect the benefit that management believes will more likely than not be recovered through future taxable income.

(m) Contingencies -- The Company accounts for contingencies in accordance with SFAS 5 "Accounting for Contingencies".

(n) Employees' benefit plans -- The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. With respect to such plans, SFAS 87 "Employers' Accounting for Pensions" has been applied as from January 1, 1995. CEMIG has also established post-retirement health care plans and pays life insurance premiums for its retirees. The accounting for these benefits is in accordance with SFAS 106 "Employers' Accounting for Post-retirement Benefits other than Pensions". Under Brazilian law, employees are entitled to a minimum of one-month vacation upon completion of each year of service. CEMIG fully accrues this liability based on the vested entitlement of the employees at each period end, plus related social security costs.

     In addition, CEMIG contributes to the Federal Government-sponsored social security plan at rates based on payroll and such contributions are expensed as incurred. Also, severance payments may be payable upon involuntary severance of employees.

(o) Environmental and remediation costs -- CEMIG, in accordance with its environmental policy, has established various damage control and prevention programs in order to help limit its risks with respect to major environmental-related liabilities. The cost of these programs is expensed as incurred. CEMIG's policy is to provide for remediation costs when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. No provision in respect of these matters has been required to date.

(p) Comprehensive income (loss) -- CEMIG reports comprehensive income (loss) in accordance with SFAS 130 "Reporting Comprehensive Income" and has elected to present this in the statement of operations. Comprehensive income (loss) comprises the results of unrealized holding gains or losses on securities classified as available-for-sale under SFAS 115 and minimum pension liability adjustments made pursuant to SFAS 87. There were no adjustments for realization of gains (losses) of available-for-sale securities in the presented years.

(q) Regulation and deferred regulatory assets -- As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation". The rate-setting structure in Brazil is now designed to provide for recovery of the Company's allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

     During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil's significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the "General Agreement") with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001. The increased rates will be in force in the electricity industry for an average period of 72 months as from January 2002. The asset of R$461 (note 4) recognized by the Company represents the amount expected to be recovered over 24 months, in accordance with Emerging Issues Task Force ("EITF") No. 92-7, "Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs". The balances of the deferred regulatory assets are periodically compared with the Company's recoverability projections, which are reviewed by Management depending on market events, changes in regulation and related circumstances. The respective provision for losses is adjusted accordingly.

     The General Agreement also addressed Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes not controlled by the Company. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. The General Agreement provided a tracking account mechanism, created in October 2001 through Executive Order No. 296, to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001, except for the system services charges from September 2000 to December 2002 (as allowed by ANEEL). See note 4.

(r) Earnings per share -- Since each class of shares participates equally in earnings in the years presented, earnings per share was computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Consistent with many other Brazilian corporations, CEMIG discloses earnings per one thousand shares, as this is the minimum number that can be traded on the BOLSA DE VALORES DE SAO PAULO (the Sao Paulo Stock Exchange, or "BOVESPA"). As mentioned in note 3, the Company has a contingent obligation to issue shares of capital stock in connection with its account receivable from the State Government. Any shares to be issued in connection with this obligation are considered for purposes of calculating dilutive earnings only when all necessary conditions for their issuance have been satisfied. As such, these shares are considered dilutive as defined in SFAS 128 "Earnings per Share". However, the potentially dilutive shares in 2002, consisting solely of the estimate of shares issuable mentioned above, have been excluded from the computation for 2002 as their effect would have been anti-dilutive, as a result of the net loss incurred in that year.

(s) Segment information -- The Company operates in the electric energy, gas distribution and telecommunication segments. The respective breakdown of information is included in note 34. The Company's electric energy business is managed centrally on the basis of the consolidated results of the generation, transmission and distribution operations. Accordingly, the electric energy business represents a single segment per the criteria described in SFAS 131.

(t) Derivatives and hedging activities -- Effective January 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The impact of adopting SFAS 133 was immaterial to the Company's consolidated financial position and results of operations.

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

With the enactment of Law No. 8,631 on March 4, 1993, the Company recorded a receivable, crediting the statement of operations, from the Federal Government for the balance of the rate shortfall compensation as approved by ANEEL. During 1993 and 1994, the Company recovered part of the rate shortfall through an offset against amounts due to Federal Government-owned entities arising from purchased power and financing.

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

In the event that the Company receives any payments or retains declared dividends to offset amounts not paid by the State Government, the Company is obligated to issue shares to all shareholders in proportion to their shareholdings, transferring the principal amount of the related paid installments from Appropriated retained earnings - Rate shortfall reserve to Capital Stock.

Since May 1995, the credit assignment contract has been amended as follows:

a) First Amendment, signed on February 24, 2001:

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

b) Second Amendment, signed on October 14, 2002 (the "Second Amendment"):

The Second Amendment refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, in the total amount of R$989, adjusted to present value, as of December 31, 2002. These installments continued with an annual interest rate of 6%, as restated based on IGP-DI variation.

b.1)  No payments made to date in 2003:

The State Government did not pay the first six installments due under the Second Amendment, due from January 1 to June 1, 2003, totaling R$82 in the aggregate. Management is currently negotiating the collection of the aforementioned past due amounts with the State Government.

b.2)  Provision for loss:

Since the Second Amendment did not include any guarantees that would assure the realization of the CRC receivable, CEMIG recorded a full provision for loss for this asset as of December 31, 2001. On January 21, 2003 the Company's Board of Directors ratified such provision.

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

c) Third Amendment, signed on October 24, 2002 (the "Third Amendment"):

The Third Amendment covers installments originally due but unpaid under the credit assignment contract from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002. Under the Third Amendment, these unpaid installments, which totaled R$755 as of December 31, 2002 (R$451 as of December 31, 2001), are subject to annual interest of 12.00% and are monetarily restated based on the IGP-DI variation. The Third Amendment requires repayment of these amounts over 149 monthly installments from January 2003 to May 2015. The Third Amendment allows CEMIG to retain annual dividends and interest on capital due to the State Government as a Company shareholder as an offset against any amounts not paid by the State Government.

c.1)  No payments made to date in 2003:

The State Government did not pay the first six installments under the Third Amendment, due from January 1 to June 1, 2003, totaling R$63 in the aggregate. Management is negotiating the collection of the aforementioned past due amounts with the State Government.

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

4. DEFERRED REGULATORY ASSETS

An emergency energy-rationing program (the "Energy Rationing Plan") was created by the Federal Government's Executive Order No. 2148, of May 22, 2001, to reduce energy consumption and avoid unplanned interruption in power supply. Average reduction in monthly consumption of electricity during the rationing period was estimated at 20% of the actual consumption for the months of May, June and July 2000. The energy rationing became effective on June 1, 2001 and ended February 28, 2002, when the Federal Government determined that the water levels in the reservoirs serving Brazil's hydroelectric facilities had returned to normal.

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

The General Agreement addressed margin losses incurred by the electric distribution and generation companies during the period that the Energy Rationing Plan was effective, additional Parcel "A" costs for the period from January 1, 2001 to October 25, 2001 and costs of energy purchased in the spot market through the MERCADO ATACADISTA DE ENERGIA (the Wholesale Energy Market or "MAE") up to December 2002. These items will be recovered by an extraordinary rate adjustment as follows:

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

According to ANEEL's Resolution No. 484, of August 29, 2002, the extraordinary rate adjustment for CEMIG is to be in force for a maximum period of 82 months, as from January 2002 and bearing interest equivalent to the SELIC interest rate (Brazilian benchmark interest rate). The Company recorded a provision for loss on the deferred regulatory assets referred to above, considering its recoverability projections for the 82-month recovery period allowed to the Company by ANEEL. The deferred regulatory assets are periodically compared with the Company's recoverability projections, which are constantly reviewed by Management, accordingly to market conditions, changes in regulation and other similar events. The balance of the provision is adjusted accordingly.

The components of the deferred regulatory assets are as follows:

                                                                                            DECEMBER 31,
                                                                                  -------------------------------
                                                                                      2002               2001
                                                                                  ------------       ------------
          Revenue losses (expected to be recovered within 24 months) incurred
             during the rationing period                                                   461                398
          Additional Parcel A costs:
              - Period from January 1, 2001 to October 25, 2001                            326                273
              - Period from October 26, 2001 and thereafter                                421                139
          Recording of energy transactions on the MAE                                    1,001                844
                                                                                      --------           --------
                                                                                         2,209              1,654
          ( - ) Provision for loss on deferred regulatory assets (computed
             based on an 82-month period)                                                 (178)              (150)
                                                                                      ========           ========
                                                                                         2,031              1,504

          Current assets                                                                   361                259
          Other assets                                                                   1,670              1,245

During the year ended December 31, 2002, the Company collected R$218 as a result of application of the extraordinary rate adjustment.

The VAT related to the rationing program revenue, amounting to R$416 as of December 31, 2002 (R$301 as of December 31, 2001), only becomes an obligation to be recorded in the financial statements once the customers are billed; therefore, no provision related to this tax was recorded. The Company passes all VAT amounts received from customers on to the State Government. In 2002, as a result of the application and billing of the extraordinary rate adjustment, the Company collected VAT of approximately R$55, which it passed on to the State Government.

(a) Recovery of revenue losses incurred during the period of the Energy Rationing Plan:

Although CEMIG's total revenue losses were R$1,023 as of December 31, 2002 (R$724 as of December 31, 2001), CEMIG recorded a regulatory asset on a U.S. GAAP basis in the amount of R$679 as of December 31, 2002 (R$398 as of December 31, 2001), in accordance with consensus reached by the FASB's - EITF Issue No. 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs", which establishes a 24 month period limit for collection of the asset.

The accrued amount related to this asset, which will be reimbursed through the special rate adjustment is monetarily restated based on SELIC from January 1, 2002 until collection.

(b) Recovery of additional Parcel A costs:

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

The amounts determined for the Parcel A costs for the period from October 26, 2001 and thereafter are recorded as deferred regulatory assets, as follows:

                                                    VALUES TO BE   VALUES TO BE
                                                    COMPENSATED    COMPENSATED        TOTAL           TOTAL
                                                    UNTIL APRIL    AFTER APRIL,    DECEMBER 31,    DECEMBER 31,
                   PARCEL A ITEMS                       2003           2004            2002            2001
     --------------------------------------------   ------------   ------------    ------------    ------------
     System service charges                                    -            120             120              84
     Itaipu Binacional electricity purchase rate              13            311             324              35
     Itaipu Binacional electricity transport rate              1              2               3               1
     Fuel usage quota - CCC                                    4            (82)            (78)             11
     Rate for use of basic transmission network                3             48              51               8
     Charges for use of water resources                        -              1               1               -
                                                    ------------   ------------    ------------    ------------
                                                              21            400             421             139
                                                    ============   ============    ============    ============

The Company recorded System service charges related to the period from September 2000 to December 2002, which are expected to be paid in 2003, in accordance with information provided by the MAE.

The Federal Government, through Executive Act No. 116, issued on April 4, 2003, deferred for 12 months the compensation of the Parcel "A" costs from April 8, 2002 to April 7, 2003. Such Parcel A costs will be included in the electric energy tariff for 24 months, effective April 8, 2004. Therefore, the Parcel "A" costs balances, recorded as Deferred regulatory assets as of December 31, 2002, were classified as current and other assets considering the respective expected realization period.

(c) Energy transactions on the MAE and other:

(c.1) Recording of energy transactions on the MAE and other:

During the period of the Energy Rationing Plan in Brazil, electricity utilities, including CEMIG, made a substantial number of energy purchases on the spot market through the MAE in order to supply their customers. During this period, the prices for spot market energy were often significantly higher than the prices set forth in initial energy purchase contracts.

Costs related to energy sold on the MAE are being prorated among consumers supplied by the Brazilian interconnected power system through an extraordinary rate adjustment, as from January 2002. The amount to be passed along to consumers through the rate adjustment is calculated based on the amount of energy purchased on the MAE during the period from June 1, 2001 until February 28, 2002, and equals the difference between the energy purchase price on the MAE and R$49.26/MWh (which is the initial contract average cost for the period). Generators will not be reimbursed with respect to MAE energy purchases at a price less than or equal to R$49.26/MWh.

(c.2) Financial settlement of the MAE transactions:

On February 18, 2003, CEMIG settled 50% of its outstanding obligations relating to MAE transactions. In connection with this settlement, CEMIG disbursed R$335 to the MAE agents.

The funds required for this settlement were obtained through a financing agreement dated February 7, 2003 between the Company and BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL (Social and Economic National Development Bank or "BNDES"). See note 32(a).

CEMIG is required to settle the remaining 50% of its outstanding MAE amounts after the completion of an audit performed during 2003 by independent auditors of data provided by MAE to the concessionaires. Under the General Agreement, BNDES must provide additional financing in connection with such additional settlement.

(c.3) Judicial claims

In December 2002, CEMIG filed a lawsuit against ANEEL and the MAE contesting the amounts charged during the settlement process carried out by the MAE in December 2002 and January 2003. This process was intended to settle the outstanding amounts that the Company and other electric concessionaires owed to the MAE in connection with spot market energy purchases during the Electricity Rationing Plan.

As a result of the lawsuit filed, CEMIG did not settle its outstanding MAE obligations at the date determined by MAE. The Company has filed an additional lawsuit to prevent the imposition of a fine relating to the non-compliance with the MAE determination. Such fine, if imposed, would amount to approximately R$3. Management expects to be successful in this lawsuit and, accordingly, no provision was recorded for this contingency.

The outcome of the judicial claims brought by market participants (including CEMIG) concerning the interpretation of the market rules in force, may result in the recalculation of the transaction data figures previously provided by MAE. Such a recalculation may impact the Company's future results of operations and cash flows. Also, as from March 2003, the collection of the asset to which the Company is entitled related to MAE transactions under the General Agreement of the Electricity Sector has been partly retained by other utilities that are in charge of collecting such amounts from their consumers. The resolution of this matter is dependent on the outcome of a lawsuit we have filed against ANEEL and MAE.

5. BONUS PAID, SURCHARGES AND RATIONING ADOPTION COSTS INCURRED

Through Federal Government Executive Act No. 2,152-2, dated June 1, 2001, the Federal Government determined that residential consumers whose electric energy consumption was lower than the target consumption levels during the period of the Energy Rationing Plan would be entitled to receive a bonus, limited to their electric energy invoice amount, and that all consumers whose consumption exceeded the target would be subject to surcharges, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee.

ANEEL established specific accounts and controls to record the effects of the Rationing Program involving the bonus, surcharge and related costs. The related balances as of December 31, 2002 and 2001 are as follows:

                                                                                 DECEMBER 31,
                                                                             -------------------
                                                                               2002       2001
                                                                             --------   --------
     Receivable from Federal Government in respect of bonus paid to
       consumers that consumed less than the target consumption                    24        108
     Receivable from Federal Government in respect of costs related to the adoption of the Energy Rationing Plan in excess of the
       2.00% surcharge on consumer rates                                           28         15
                                                                             --------   --------
                                                                                   52        123
     Surcharge applied to consumers that consumed more than the target
       consumption                                                                  -        (26)
                                                                             --------   --------
     Net receivable from Federal Government in respect of
       bonus paid to consumers and related costs in excess of
       the surcharge applied to consumers                                          52         97
                                                                             ========   ========

     Current assets                                                                20          -
     Other assets                                                                  32        123

     Long-term liabilities                                                          -        (26)

In 2002, the Company recorded additional reimbursable bonuses and costs related to the Energy Rationing Plan of R$74 and R$13, respectively.

In 2002, upon ANEEL approval, CEMIG received approximately R$132 in reimbursement for consumer bonuses paid.

According to ANEEL Resolution No. 600, dated October 31, 2002, operational costs of approximately R$28 related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on consumer tariffs will be reimbursed through the rate increase in force as from April 8, 2003.

The remaining net amount to be received by CEMIG, of approximately R$24, is under negotiation with ANEEL. The surcharges represented by this amount were not billed or collected from the consumers as they are currently subject to a judicial dispute. Management does not expect losses relating to the realization of this outstanding amount.

6. DEFERRED INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). For U.S. GAAP purposes, the statutory annual rates applicable are 25% for federal income tax and 8% for social contribution tax at December 31, 2002, 2001 and 2000. On December 30, 2002, the Federal Government issued Law No. 10,637 that increases the social contribution tax rate from 8% to 9%, beginning on January 1, 2003.

(a) Income tax reconciliation:

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   --------------------------------
                                                                     2002        2001        2000
                                                                   --------    --------    --------
     Income (loss) before income taxes and minority interests             2        (640)        398
                                                                   ========    ========    ========
     Income taxes - 33% rate                                             (1)        211        (131)
     Effects of:
        Tax benefit (expense)-
            Interest on capital deductibility                            73          34          62
            Provision for loss on account receivable from
               State Government - non deductible                          -        (343)          -
            Interest and monetary variation on account
               receivable from State Government that was subject
               to a loss provision                                      (91)          -           -
            Special liabilities amortization                             32          29          40
            Rate difference                                               -          (2)         (2)
            Others                                                      (39)         (7)         (1)
                                                                   --------    --------    --------
     Tax expense in the statement of operations                         (26)        (78)        (32)
                                                                   ========    ========    ========

As from January 1, 1996, Brazilian companies are permitted to pay interest on capital. The calculation is based on the shareholders' equity amounts as stated in the financial statements prepared in accordance with the accounting principles adopted in Brazil. The interest rate applied may not exceed the long-term interest rate determined by the Brazilian Central Bank and interest paid may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves.

The amount of interest on capital is deductible for income tax purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the payment of such amount to shareholders' at the rate of 15%.

(b) Analysis of deferred tax balances:

Tax rate changes are enacted in the year prior to the year in which they become effective. As of December 31, 2002 and 2001, the deferred tax balances have been computed using a 34% rate, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

                                                                       DECEMBER 31,
                                                                   --------------------
                                                                     2002        2001
                                                                   --------    --------
     Other assets-
        Employee post-retirement benefits                                 -          74
        Tax loss carryforwards                                          234         192
        Temporary difference on regulatory assets                       176         151
        Other temporary differences                                     138         105
                                                                   --------    --------
                                                                        548         522
                                                                   --------    --------
     Long-term liabilities-
        Employee post-retirement benefits                               (79)          -
        Effects of differences between tax basis of non-monetary
         assets relating to property, plant and equipment and
         amounts reported for U.S. GAAP                                (473)       (568)
                                                                   --------    --------
                                                                       (552)       (568)
                                                                   --------    --------
     Net                                                                 (4)        (46)
                                                                   ========    ========

The change in the deferred taxes related to employee post-retirement benefits from December 31, 2001 to December 31, 2002 results mainly from the decrease in accrued pension liability (See note 19).

In 2002 and 2001, deferred tax expenses of R$119 and R$99, respectively, related to minimum pension liability adjustment (note 19) and unrealized gains (losses) on available-for-sale securities (note 14) were recorded directly to shareholders' equity as other comprehensive income (loss).

7. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

                                                                               DECEMBER 31,
                                                                            -------------------
                                                                              2002       2001
                                                                            --------   --------
     Cash on hand and in banks                                                    20         66
     Short-term investments, with original maturity of three months or less, mainly bank certificates of deposit and investment funds at
        fair value                                                               103        152
                                                                            --------   --------
                                                                                 123        218
                                                                            ========   ========

CEMIG has short-term investments with interest income primarily calculated based on the Brazilian Interbank Certificates of Deposit - CDI rate ("CDI").

8. RESTRICTED INVESTMENTS

The following table sets forth amounts of restricted investments for the dates indicated:

                                                                 DECEMBER 31,
                                                             -------------------
                                                               2002       2001
                                                             --------   --------
     Investments to be used in investment plan                      -        468
     Investments to be used to repay outstanding financing        194        152
                                                             --------   --------
                                                                  194        620
                                                             ========   ========

     Current assets                                               145        602
     Other assets                                                  49         18

On December 31, 2001, the balance of R$468 refers to short-term investments, acquired with resources obtained from the issuance of debentures (note 17), with interest income calculated based on the variation of Brazilian Interbank Certificates of Deposit - CDI and maturity dates that do not exceed 30 days. These resources were used for the portion of the investment plan related to the expansion of the Company's energy generation, transmission and distribution operations, executed in 2002.

In compliance with Resolution No. 2,515 dated June 29, 1998 issued by the Brazilian Central Bank, when CEMIG extends the maturity of any foreign currency-denominated financing, it must make deposits in respect of the principal amount of such extended financing into a short-term investment escrow account so that at the final maturity date of the financing, such escrow account contains an amount equal to the entire principal amount due under the financing. The interest income is calculated based on the variation of Brazilian Interbank Certificates of Deposit - CDI and the U.S. dollar/REAL exchange rate and maturity dates that do not exceed 30 days. The restricted investments to be used in the investment plan are classified as current and other according to the maturity date of the respective financing.

9. ACCOUNTS RECEIVABLE, NET

The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated:

                                                                                TOTAL
                                                       PAST-DUE              DECEMBER 31,
                                                  -------------------    --------------------
                                                  UP TO 90   OVER 90
                                       CURRENT      DAYS       DAYS        2002        2001
                                       --------   --------   --------    --------    --------
     Residential                            198        103         13         314         176
     Industrial                             178        104         20         302         181
     Commercial                              77         41         11         129          77
     Rural                                   22         12          4          38          24
     Governmental entities                   26         32         26          84          37
     Public services                         19         42          6          67          38
                                       --------   --------   --------    --------    --------
     Subtotal                               520        334         80         934         533
     Distributors                             6          -          -           6           6
                                       --------   --------   --------    --------    --------
                                            526        334         80         940         539

     Allowance for doubtful accounts          -          -        (58)        (58)        (54)
                                       --------   --------   --------    --------    --------
                                            526        334         22         882         485
                                       ========   ========   ========    ========    ========

No single customer represented more than 10% of total receivables as of December 31, 2002 and 2001 and electricity sales to final customers for the years ended December 31, 2002, 2001 and 2000.

The changes in allowance for doubtful accounts were as follows:

                                             YEAR ENDED DECEMBER 31
                                        --------------------------------
                                          2002        2001        2000
                                        --------    --------    --------
     Balance at beginning of the year         54          51          63
     Accounts written off                     (9)        (10)        (18)
     Provision for the year                   13          13           6
                                        --------    --------    --------
     Balance at end of the year               58          54          51
                                        ========    ========    ========

10. RECOVERABLE TAXES

The following table sets forth amounts of taxes recoverable for the dates indicated:

                                              DECEMBER 31,
                                          -------------------
                                            2002       2001
                                          --------   --------
             Current assets -
                Income tax                       3         66
                Social contribution tax          -          4
                VAT                             18         16
                                          --------   --------
                                                21         86
                                          ========   ========
             Other assets -
                VAT                             82         48
                                          --------   --------
                                                82         48
                                          ========   ========

The recoverable VAT credits are being offset by the Company with VAT to be paid, in accordance with Brazilian tax legislation.

11. RECEIVABLE FROM FEDERAL GOVERNMENT RELATED TO LOW-INCOME CONSUMERS

In 2002, the Federal Government established a new classification criteria regarding the low income consumers. The application of this new criteria by CEMIG in 2002 resulted in a decrease in its revenues from electricity sales to final customers in the amount of R$42, as of December 31, 2002. The Federal Government will reimburse CEMIG, according to a criteria not yet defined. In the meantime, ANEEL has requested that CEMIG record this asset crediting its revenues from electricity sales to final customers.

12. INVESTMENTS

The following table describes the consolidated investments:

                                                                          DECEMBER 31,
                                                                        ----------------
                                                                         2002      2001
                                                                        ------    ------
           Consortia                                                       530       297
           Empresa de Infovias S.A.                                          -        65
           Hydroelectric plants to be transferred to a subsidiary            -        62
           Other investments                                                13        13
                                                                        ------    ------
                                                                           543       437
                                                                        ======    ======

(a) Consortia:

CEMIG is a partner in certain consortia for electricity generation projects. Each partner of each consortium has the right to take energy generated by the power plant in an amount proportionate to the partner's investment.

CEMIG's participation in consortia, represented by amounts already invested in the projects, is as follows:

                                                                          ANNUAL AVERAGE     DECEMBER 31,
                                                            CEMIG'S          RATE OF        -------------
                                                         PARTICIPATION     DEPRECIATION     2002     2001
                                                         -------------    --------------    ----     ----
    In service-
        Porto Estrela Hydroelectric Power Plant              33.33%            2.47%          53       72
        Igarapava Hydroelectric Power Plant                  14.50%            2.47%          50       52
        Funil Hydroelectric Power Plant                      49.00%            2.47%         111       52

    Construction in progress-
        Queimado Hydroelectric Power Plant                   82.50%                          121       74
        Aimores Hydroelectric Power Plant                    49.00%                          183       47
        Cemig Capim Branco Hydroelectric Power Plant         21.05%                           12        -
                                                                                             ---      ---
                                                                                             530      297
                                                                                             ===      ===

Interest cost capitalized in consortia was R$47 during the year ended December 31, 2002.

(b) Empresa de Infovias S.A.:

In June 2002, the Company acquired 90,695,543 common shares of Infovias, for R$87, from AES Forca Empreendimentos Ltda. ("AES"), corresponding to 50.48% of Infovias' capital. This transaction increased CEMIG's interest in Infovias' capital from 49.44% to 99.92%. CEMIG has recorded such acquisition by assessing the fair value of Infovias' assets and liabilities and determining goodwill in accordance with the purchase method prescribed by SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". The application of SFAS 141 and 142 is substantially complete and, up to the closing of the December 31, 2002 financial statements, did not result in the identification of goodwill. As from June 2002, Infovias is consolidated in the Company's financial statements.

The net consolidated assets acquired of Infovias is as follows:

                          Current assets                                 18
                          Property, plant and equipment                 278
                          Other assets                                   38
                                                                      -----
                          Total assets acquired                         334
                                                                      =====
                          Current liabilities                           (38)
                          Long-term financing                           (87)
                          Other long-term liabilities                   (12)
                          Minority interest                             (25)
                                                                      -----
                          Total liabilities                            (162)
                                                                      =====
                          Net consolidated assets                       172
                          Interest acquired                           50.48%
                                                                      -----
                          Net consolidated assets acquired               87
                          Price paid                                     87
                                                                      =====

The Company's Board of Directors authorized CEMIG to provide a guarantee relating to a financing obtained by Infovias in the amount of US$40 million, which began amortizing in May 2002. Any installment paid by CEMIG in case of non-payment by Infovias will be repaid to CEMIG in the form of preferred shares issued in connection with a capital increase of Infovias.

Infovias started operations in January 2001 and its subsidiary WAY TV Belo Horizonte S.A. in 2002. These businesses are considered strategic for CEMIG's existing infrastructure. The telecommunications business will require additional investments to be considered complete and competitive. Periodic evaluations of Infovias and WAY TV are performed, in order to determine their ability to run their businesses on a stand-alone and profitable basis, as well as for determining the need for an impairment reserve for this investment. Currently available projections did not reveal the need for such an impairment reserve.

CEMIG has signed the following agreements with Infovias:

   - Lease of CEMIG's network infrastructure to Infovias pursuant to a 15-year operating lease agreement entered into on March 31, 2000. This agreement is still subject to approval by ANEEL. Pursuant to Brazilian telecommunications law, CEMIG may also lease its network infrastructure to other telecommunications providers.

   - Intra-company data transmission services provided by Infovias to CEMIG pursuant to a five-year agreement executed in 2001. CEMIG uses this service for internal communication as well as for certain communications with customers. In January 2003 CEMIG requested authorization from ANEEL to enter into an amendment to this agreement regarding certain terms and conditions. ANEEL has requested additional information regarding this amendment, which is being provided by CEMIG.

   - Geo-referenced information and related services provided by CEMIG to Infovias, executed in September 2002. On January 16, 2003, ANEEL sent a notice to the Company alleging that it had failed to obtain the necessary ANEEL authorization relating to this agreement.

ANEEL may seek to impose a fine relating to the above agreements if it concludes that they are not in agreement with its regulations. ANEEL may also impose restrictions on the agreements' terms and conditions. The maximum penalty is a fine in an amount equal to 2% of the Company's revenues during the 12-month period immediately prior to the imposition of such fine. Management believes to have meritorious arguments to present to ANEEL in relation to this subject.

(c) Hydroelectric power plants to be transferred to a subsidiary:

In 2001, the Company transferred R$62 to Investments from Property, plant and equipment, after recognizing an impairment charge of R$33, of the Machado Mineiro and Salto do Paraopeba hydroelectric plants, both located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric plants, both located in the State of Santa Catarina. In 2002, these power plants were transferred to, and recorded as paid in capital of a subsidiary named Horizontes Energia S.A..

13. PROPERTY, PLANT AND EQUIPMENT, NET

The following table describes the consolidated property, plant and equipment:

                                                              ANNUAL              DECEMBER 31,
                                                           AVERAGE RATE OF     ------------------
                                                            DEPRECIATION        2002       2001
                                                           --------------      -------    -------
     In service
        Generation-
         Hydroelectric                                          2.47%            7,773      7,629
         Thermoelectric                                         1.83%              261        261
        Transmission                                            3.08%            1,418      1,403
        Distribution                                            5.21%            7,189      7,075
        Administration                                          9.63%              457        447
        Gas                                                     5.96%               68         48
        Telecom                                                 7.79%              304          -
                                                                               -------    -------
                                                                                17,470     16,863
                                                                               -------    -------
     Accumulated depreciation and amortization-
        Generation                                                              (3,794)    (3,595)
        Transmission                                                              (756)      (714)
        Distribution                                                            (3,270)    (2,966)
        Administration                                                            (293)      (252)
        Gas                                                                        (16)       (11)
        Telecom                                                                    (19)          -
                                                                               -------    -------
                                                                                (8,148)    (7,538)
                                                                               -------    -------
     Total in service                                                            9,322      9,325
                                                                               -------    -------
     Construction in progress-
        Generation                                                                 207         82
        Transmission                                                                95         58
        Distribution                                                               420        346
        Administration                                                              31         20
        Gas                                                                         14         10
        Telecom                                                                     10          -
                                                                               -------    -------
     Total in construction in progress                                             777        516
                                                                               -------    -------
     Total                                                                      10,099      9,841
                                                                               =======    =======

Interest cost capitalized during the years ended December 31, 2002, 2001 and 2000 was R$74, R$57 and R$31, respectively.

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

14. MARKETABLE SECURITIES - AVAILABLE FOR SALE

As of December 31, 2002 and 2001 the Company has NOTAS DO TESOURO NACIONAL - NTN A3 (Brazilian National Treasury Notes, Series NTN-A3) in the amount of R$53 and R$70, respectively. These notes were acquired from the State Government on September 1998. These notes have final maturity on April 15, 2024. They are subject to restatement according to the REAL / U.S. dollar exchange rate variation and interest over the restated face value of 6.00% per year. The fair value of these notes is readily determinable and available through the ASSOCIAcao Nacional de INSTITUIcoes do Mercado Aberto (National Association of Open Market Institutions, or "ANDIMA") and therefore the asset recorded as of December 31, 2002 and 2001 was determined based on the ANDIMA quotation at those dates.

Unrealized gross loss during the year ended December 31, 2002 and unrealized gross gains during the year ended December 31, 2001 and 2000 was R$17, R$9 and R$20, respectively, and was presented in Other comprehensive income (loss).

The Company did not sell any of these notes in 2002, 2001 and 2000, and therefore there were no related realized gains (losses) in such periods.

15. ACCOUNTS PAYABLE TO SUPPLIERS

                                                                           DECEMBER 31,
                                                                          --------------
                                                                          2002     2001
                                                                          -----    -----
          Electricity suppliers-
            Furnas Centrais Eletricas S.A. (indexed to U.S. dollar)         259      213
            Spot market - MAE                                               771      644
            Payments to generators for energy purchased on MAE              418      364
            Others                                                           31       22
                                                                          -----    -----
                                                                          1,479    1,243

          Supplies and services                                             130       66
                                                                          -----    -----
                                                                          1,609    1,309
                                                                          =====    =====

          Current liabilities                                             1,275      945
          Long-term liabilities                                             334      364

The Spot market - MAE liability includes the energy purchased on the wholesale spot market during the period from September 2000 to December 2002, based on information provided by MAE, the spot market administrator. The definitive amounts and effective payment of this liability depends on the judicial claims currently in progress, brought by market agents, including the Company, related to the interpretation of the market rules in force, as well as in obtaining the necessary financing, as more fully set forth in note 4.

16. TAXES PAYABLE

The following table describes accrued taxes payable:

                                                            DECEMBER 31,    DECEMBER 31,
                                                                2002            2001
                                                            ------------    ------------
          Short-term -
            Income tax                                                21              72
            Social contribution tax                                   29              36
            VAT                                                       45              30
            Tax on billing - COFINS                                   30              52
            Others                                                    26              29
                                                                     ---             ---
                                                                     151             219
          Long-term -                                                ---             ---
            Income tax                                               112               -
            Social contribution tax                                   40               -
            Tax on billing - COFINS                                   36               -
            Tax on billing - PASEP                                    16               -
                                                                     ---             ---
                                                                     204               -
                                                                     ---             ---
                                                                     355             219
                                                                     ===             ===

CEMIG transferred to long-term liabilities, the income tax, social contribution tax, COFINS and PASEP on extraordinary rate adjustment revenue, recorded in 2001 and 2002. This proceeding was adopted according the Resolution of the Brazilian Federal Tax Authority (Secretaria da Receita Federal), issued in the third quarter of 2002, which allowed the payment of the mentioned obligations proportionally to the consumers' billing.

As of December 31, 2002 the Company had VAT obligations in amount of R$121 (R$87 in December 31, 2001). On December 30, 2002 the Company negotiated with certain financial institutions to partially prepay the VAT in the amount of R$76 (R$57 in 2001), with a discount.

17. FINANCING

(a) The following tables describe financings:


                                                                                 ANNUAL INTEREST RATES
                 LENDERS                              PAYMENTS OF PRINCIPAL               (%)             CURRENCY
-----------------------------------------------   ----------------------------   ---------------------   ----------
IN FOREIGN CURRENCY
ABN AMRO Bank - Banco Real S.A.                      Annually through 2005                6.20              US$
Banco BNL do Brasil S.A.                             Annually through 2005            Libor + 0.50          US$
Banco do Brasil S.A. - Various Bonds (1)           Semi-annually through 2024           Various             US$
Banco do Brasil S.A.                               Semi-annually through 2004         Libor + 3.13          US$
Banco do Brasil S.A.                                 Single payment in 2004              10.38              US$
Banco do Brasil S.A.                                 Single payment in 2003              16.00              US$
Banco Interamericano Desenvolvimento - BID                                                               Basket of
                                                   Semi-annually through 2006         4.00 to 9.25       currencies
Banco Itau S.A.                                      Annually through 2007            Libor + 3.25          US$
Banco Itau S.A.                                      Annually through 2004                4.46              US$
Citibank N.A.                                      Semi-annually through 2004             8.40              US$
Citibank N.A.                                      Semi-annually through 2003         Libor + 2.84          US$
Citibank N.A.                                        Annually through 2005                6.20              US$
Citibank N.A.                                        Single Payment in 2004              10.00              US$
Fixed Rate Notes (2)                                    Payable in 2004                   9.13              US$
Impsa - Ind. Metal. Pescarmona S.A.                Semi-annually through 2003             9.80              US$
Kreditanstalt fur Wiederaufbau - KFW               Semi-annually through 2016             4.50              US$
Lloyds Tsb Bank Plc                                Semi-annually through 2004             8.00              US$
MBK Furukawa Sistemas S.A. / Unibanco                Annually through 2008            Libor + 5.45          US$
Siemens S.A.                                       Semi-annually through 2005             9.97              US$
Siemens S.A.                                       Semi-annually through 2004         Libor + 4.25          US$
Other                                                       Various                     Various           Various
TOTAL FOREIGN CURRENCY FINANCING
IN LOCAL CURRENCY
Centrais Eletricas Brasileiras S.A.- ELETROBRAS       Monthly through 2013          FINEL (7 +6.50)          R$
Centrais Eletricas Brasileiras S.A.- ELETROBRAS                                    UFIR (8 + 3.00 to
                                                      Monthly through 2023               5.00)               R$
Centrais Eletricas Brasileiras S.A.- ELETROBRAS       Monthly through 2005         IGP-M (6 + 10.00)         R$
Consumers -TELEMIG / C.V.R.D.                      Semi-annually through 2009           Various              R$
Debentures (3)                                    Payable in 2009/2011 with an
                                                   early redemption option in
                                                           2005/2006               IGP-M (6 + 12.70)         R$
Debentures (5)                                       Single payment in 2027            IGP-M (6)             R$
UHESC S.A. (4)                                       Single payment in 2003        IGP-M (6) + 14.87         R$
Others                                                      Various                     Various              R$

TOTAL LOCAL CURRENCY FINANCING

Total

                                                              [Additional columns below]

[continued from above table, first column repeated]

                                                                   2002
                                                  ----------------------------------------
                                                    CURRENT PORTION      LONG-TERM
                                                  --------------------   ---------
                 LENDERS                          PRINCIPAL   INTEREST   PRINCIPAL   TOTAL
-----------------------------------------------   ---------   --------   ---------   -----
IN FOREIGN CURRENCY
ABN AMRO Bank - Banco Real S.A.                        24         -            35       59
Banco BNL do Brasil S.A.                                -         -            20       20
Banco do Brasil S.A. - Various Bonds (1)                9         5           317      331
Banco do Brasil S.A.                                   97         3            48      148
Banco do Brasil S.A.                                    -         2           141      143
Banco do Brasil S.A.                                  125         1             -      126
Banco Interamericano Desenvolvimento - BID
                                                       16         1            34       51
Banco Itau S.A.                                         -         4           177      181
Banco Itau S.A.                                        23         1            59       83
Citibank N.A.                                          82         4            40      126
Citibank N.A.                                          54         1             -       55
Citibank N.A.                                          18         -            28       46
Citibank N.A.                                           -         -            38       38
Fixed Rate Notes (2)                                    -         1            96       97
Impsa - Ind. Metal. Pescarmona S.A.                    42         -             -       42
Kreditanstalt fur Wiederaufbau - KFW                    2         3            32       37
Lloyds Tsb Bank Plc                                    18         -             9       27
MBK Furukawa Sistemas S.A. / Unibanco                  22         1           100      123
Siemens S.A.                                          110         1           111      222
Siemens S.A.                                           28         2            56       86
Other                                                  14         1            63       78
                                                  -------     -----      ---------   -----
                                                      684        31         1,404    2,119
TOTAL FOREIGN CURRENCY FINANCING
IN LOCAL CURRENCY
Centrais Eletricas Brasileiras S.A.- ELETROBRAS        17         -           137      154
Centrais Eletricas Brasileiras S.A.- ELETROBRAS
                                                       22         1           129      152
Centrais Eletricas Brasileiras S.A.- ELETROBRAS        35         -            81      116
Consumers -TELEMIG / C.V.R.D.                           5         1             4       10
Debentures (3)

                                                        -        16           793      809
Debentures (5)                                          -         -            26       26
UHESC S.A. (4)                                        100        15             -      115
Others                                                 17         2            19       38
                                                  -------     -----      ---------   -----
TOTAL LOCAL CURRENCY FINANCING                        196        35         1,189    1,420
                                                  -------     -----      ---------   -----
Total                                                 880        66         2,593    3,539
                                                  =======     =====      =========   =====

                                                                                 ANNUAL INTEREST RATES
                 LENDERS                              PAYMENTS OF PRINCIPAL               (%)             CURRENCY
-----------------------------------------------   ----------------------------   ---------------------   ----------
IN FOREIGN CURRENCY
ABN AMRO Bank - Banco Real S.A.                      Single payment in 2002           Libor + 4.00          US$
Banco do Brasil S.A. - Various Bonds (1)           Semi-annually through 2024           Various             US$
Banco do Brasil S.A.                               Semi-annually through 2004         Libor + 3.13          US$
Banco do Brasil S.A.                                 Single payment in 2004              10.38              US$
Banco do Brasil S.A.                                 Single payment in 2002           Libor + 2.70          US$
Banco Interamericano de Desenvolvimento - BID                                                            Basket of
                                                   Semi-annually through 2006         4.00 to 9.25       currencies
Banco Itau S.A.                                      Annually through 2004                4.46              US$
Citibank N.A.                                      Semi-annually through 2004         Libor + 5.5           US$
Citibank N.A.                                      Semi-annually through 2003         Libor + 2.84          US$
Citibank N.A.                                        Single Payment in 2004              10.00              US$
Fixed Rate Notes (2)                                    Payable in 2004                   9.13              US$
Impsa - Industria Metalurgica Pescarmona S.A.      Semi-annually through 2003             9.80              US$
International Bank for Reconstruction and
   Development - IBRD                              Semi-annually through 2002             7.25              US$
Kreditanstalt furWiederaufbau - KFW                Semi-annually through 2016             4.50              US$
Lloyds Tsb Bank Plc                                Semi-annually through 2004             8.00              US$
Siemens S.A.                                      Semi-annually through 2004,
                                                       beginning in 2003              Libor + 4.25          US$
Siemens S.A.                                      Semi-annually through 2005,
                                                       beginning in 2003                  9.97              US$
Other                                                       Various                     Various           Various
        TOTAL FOREIGN CURRENCY FINANCING
IN LOCAL CURRENCY
Centrais Eletricas Brasileiras S.A.- ELETROBRAS       Monthly through 2005          FINEL (7) + 6.50         R$
Centrais Eletricas Brasileiras S.A.- ELETROBRAS       Monthly through 2013          IGP-M (6) +10.00         R$
Centrais Eletricas Brasileiras S.A.- ELETROBRAS                                    UFIR (8) + 3.00 to
                                                      Monthly through 2023                5.00               R$
Consumers -TELEMIG / C.V.R.D.                      Semi-annually through 2009           Various              R$
Debentures (3)                                    Payable in 2009/2011 with an
                                                   early redemption option in
                                                           2005/2006               IGP-M (6) + 12.70         R$
UHESC S.A. (4)                                       Single payment in 2003        IGP-M (6) + 14.87         R$
Others                                                      Various                     Various              R$

        TOTAL LOCAL CURRENCY FINANCING

Total

                                                              [Additional columns below]

[continued from above table, first column repeated]


                                                                   2001
                                                  ----------------------------------------
                                                    CURRENT PORTION      LONG-TERM
                                                  --------------------   ---------
                 LENDERS                          PRINCIPAL   INTEREST   PRINCIPAL   TOTAL
-----------------------------------------------   ---------   --------   ---------   -----
IN FOREIGN CURRENCY

ABN AMRO Bank - Banco Real S.A.                        42         2             -       44
Banco do Brasil S.A. - Various Bonds (1)                6         3           216      225
Banco do Brasil S.A.                                    -         2            96       98
Banco do Brasil S.A.                                    -         1            93       94
Banco do Brasil S.A.                                   82         1             -       83
Banco Interamericano de Desenvolvimento - BID
                                                        9         1            31       41
Banco Itau S.A.                                        15         1            54       70
Citibank N.A.                                          54         3            81      138
Citibank N.A.                                          35         2            35       72
Citibank N.A.                                           -         -            26       26
Fixed Rate Notes (2)                                    -         1            63       64
Impsa - Industria Metalurgica Pescarmona S.A.          55         1            28       84
International Bank for Reconstruction and
   Development - IBRD                                   7         -             -        7
Kreditanstalt furWiederaufbau - KFW                     1         -            19       20
Lloyds Tsb Bank Plc                                    15         -            17       32
Siemens S.A.
                                                        -         1           145      146
Siemens S.A.
                                                        -         -            51       51
Other                                                   9         3            28       40
                                                  -------     -----      ---------   -----
                                                      330        22           983    1,335
        TOTAL FOREIGN CURRENCY FINANCING
IN LOCAL CURRENCY
Centrais Eletricas Brasileiras S.A.- ELETROBRAS        27         1           146      174
Centrais Eletricas Brasileiras S.A.- ELETROBRAS        27         1            92      120
Centrais Eletricas Brasileiras S.A.- ELETROBRAS
                                                        8         1            80       89
Consumers -TELEMIG / C.V.R.D.                           6         1             8       15
Debentures (3)

                                                        -        13           633      646
UHESC S.A. (4)                                          -        12            80       92
Others                                                  2         -             7        9
                                                  -------     -----      ---------   -----
        TOTAL LOCAL CURRENCY FINANCING                 70        29         1,046    1,145
                                                  -------     -----      ---------   -----
Total                                                 400        51         2,029    2,480
                                                  =======     =====      =========   =====

     (1) The interest rates applicable to the Company's outstanding financing vary:

     -   from 4 to 8% per annum for fixed-rate obligations; and
     - semiannual LIBOR plus spread of 0.81 to 0.88% per annum for floating-rate obligations.

     (2) In 1996, CEMIG issued Fixed Rate Notes in the amount of US$150 million originally due on November 18, 2004. These bonds were subject to early redemption, at the option of CEMIG or the holders, on November 18, 2001, at a redemption price equal to 98.704% of the aggregate principal amount of the notes. On November 18, 2001 holders representing approximately 81% of the principal amount of the notes exercised their option and, as a result, the Company paid an aggregate amount of US$121 million to such noteholders.

     (3) In November 2001, CEMIG issued R$625 of debentures, in two series of R$312.5 each. The debentures are not convertible into shares of CEMIG and do not have preferences or guarantees, and bear interest at 12.70% per annum, defined through book building process, and monetary variation based on the IGP-M. Interest on both series is paid to investors annually beginning in 2002. Principal will be paid on the maturity date of each series respectively: November 1, 2009 and November 1, 2011. Debenture holders have put options (early redemption) at 4 and 5 years, from the issuance date, for the first and second series, respectively. The funds obtained from the issuance of debentures have been designated to finance projects in the generation, transmission and distribution of energy in conformity with CEMIG's capital investment program for the years 2001 and 2002. The two series of Debentures are recorded as payable in November 1, 2005 and November 1, 2006, respectively.

     (4) In December 2000, CEMIG acquired control of Sa Carvalho S.A. in return for the assumption by CEMIG of the obligations of debentures issued by UHESC S.A.. In order to guarantee such obligations, CEMIG has agreed to pledge its rights to accounts receivable relating to its subsidiary, Sa Carvalho S.A., under the electricity supply contract between Sa Carvalho S.A. and ACESITA S.A..

     (5) The annual shareholders' meeting on April 30, 2002 approved the issuance of debentures in the total amount of R$90 to be acquired by the State Government. These debentures are issuable in series, are not convertible into shares of CEMIG and do not have any preference or guarantee, will mature within 25 years from the date of issuance and will be restated based on the IGP-M index, without interest. The funds to be obtained from these issuances will be used for the construction of the Irape Power Plant. On September 30, 2002, the Company issued the first series in the amount of R$23.

     (6) INDICE GERAL DE PRECOS DE MERCADO (General Market Price Index)

     (7) INDICE INTERNO DA ELETROBRAS (Eletrobras Internal Index)

     (8) UNIDADE FISCAL DE REFERencia - UFIR (Tax Reference Unit)

The escrow deposits made in compliance with Resolution No. 2,515 of June 29, 1998 of the Brazilian Central Bank are classified as Restricted investments - Current and Other assets (note 8).

In addition to the financing described above, the Company has credit lines to be used with financial institutions as of December 31, 2002, in the amount of R$167.

Most of the Company's financing are guaranteed by the Federal and State governments and the proceeds of the financings have generally been used by the Company for working capital and to finance the expansion of its electric power generation, transmission and distribution systems.

CEMIG has assigned its rights to accounts to be billed and collected from its consumers related to electricity sales in the amount of R$1,218. These rights serve as collateral for certain financing.

(b) Composition of foreign financing by currency and domestic currency indices:

                                                                              DECEMBER 31,
                                                                         ---------    ---------
                                                                           2002         2001
                                                                         ---------    ---------
          Currency -
             United States Dollars                                           1,995        1,255
             Euro                                                               73           15
             Currency baskets                                                   51           42
             German Deutsche Marks                                               -           20
             Others                                                              -            3
                                                                         ---------    ---------
                                                                             2,119        1,335
          Indices -                                                      ---------    ---------
             INDICE GERAL DE PRECOS DE MERCADO - "IGP-M"
                 (General Market Price Index)                                1,076          866
             INDICE INTERNO DA ELETROBRAS - "FINEL"
                 (Eletrobras Internal Index)                                   154          174
             UNIDADE FISCAL DE REFERencia - "UFIR"
                 (Tax Reference Unit)                                          152           89
             Others                                                             38           16
                                                                         ---------    ---------
                                                                             1,420        1,145
                                                                         ---------    ---------
                                                                             3,539        2,480
                                                                         =========    =========

(c) The following table sets forth the increases for the periods indicated in the foreign currency / Brazilian REAL exchange rates for the principal foreign currencies used to restate financing, expressed as a percentage:

                                           YEAR ENDED DECEMBER 31,
                                           -----------------------
                                            2002    2001     2000
                                            -----   ----    ------
          Currency-
             United States Dollars          52.27   18.67   9.30
             Euro                           79.35   12.05      -
             Currency baskets               60.32   14.39   4.88

(d) The following table sets forth the increases for the periods indicated of the principal indices applied to domestic currency financing, in percentages:

                                                 YEAR ENDED DECEMBER 31,
                                                 -----------------------
                                                   2002    2001    2000
                                                 -------   ----   ------
          Index-
               IGP-M                               25.31  10.39    9.95
               FINEL                                4.67   2.00    1.80
               UFIR                                    -      -       -

(e) Maturities of the long-term financing:

                                                AS OF DECEMBER 31,
                                                       2002
                                                ------------------
                    2004                                       818
                    2005                                       693
                    2006                                       561
                    2007                                       108
                    2008 and thereafter                        413
                                                             -----
                                                             2,593
                                                             =====

(f) Certain of the Company's financing and debenture contracts, in the total principal amount of R$553 as of December 31, 2002, of which R$388 are classified as long-term liabilities, contain certain financial covenants that, in the event of noncompliance, may cause the amounts due under the contracts to become immediately due. In addition, the Company has financing contracts that contain cross-default clauses. These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. The Company has obtained waivers from the creditors that are parties to contracts that contain covenants with respect to which it is not in compliance. These waivers affirm that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amounts due if the Company meets certain financial conditions. Such conditions refer to revised contractual clauses relating to total debt divided by EBITDA (earnings before interest, taxes, depreciation and amortization) and capital expenditures divided by EBITDA. CEMIG is in compliance with the revised conditions as of May 31, 2003 and management expectation is that it will continue to be in compliance through June, 2003. The waivers are in force as of June 30, 2003 but must be renewed every quarter and are conditioned upon the Company continued compliance with certain requirements, until the original terms of the restricted clauses are met. Financings and debentures are classified as current and long-term liabilities according to the original contract terms, in compliance with the waivers obtained.

(g) Infovias' financing from MBK Furukawa Sistemas S.A. / Unibanco, in the total amount of R$123 as of December 31, 2002, of which R$100 is classified as long-term liabilities, contains certain covenants that, in the event of noncompliance, may cause the amount due under the contract to become immediately due. These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. Infovias has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due. The waiver obtained has to be renewed every quarter until the original terms of the restricted clauses are met. This financing is classified as current and long-term liability according to the original terms of the respective contract, in compliance with the waiver obtained.

18. REGULATORY CHARGES PAYABLE

The following table describes the Company's accrued regulatory charges payable:

                                                              DECEMBER, 31
                                                             ---------------
                                                             2002       2001
                                                             ----       ----
               Global reserve for reversion quota              52         25
               Fuel usage quota                                26         24
               Emergency capacity charge                       14          -
               Other                                            2          3
                                                             ----       ----
                                                               94         52
                                                             ====       ====

(a) Global reserve for reversion quota:

The global reserve for reversion quota was established as a fund managed by ELETROBRAS (CENTRAIS ELETRICAS BRASILEIRAS S.A., the Federal Government-owned holding company for investments in the Brazilian power sector) for the purpose of reimbursement of electricity companies' investments when their concessions expire and assets subject to the concession revert to the Federal Government. It is funded through assessments on power companies and is based on 2.5% of assets in service, limited to 3% of total annual operating revenues, net of value-added tax on sales to final customers.

(b) Fuel usage quota:

The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

(c) Emergency capacity charge:

The emergency capacity charge represents a new charge established in 2002, which is prorated among final consumers of electric energy, and relates to the acquisition of energy and contracted generation capacity by the COMERCIALIZADORA BRASILEIRA DE ENERGIA ELETRICA (The Brazilian Emergency Energy Trader or "CBEE").

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

Under the defined contribution plan the Company will match the employees' contributions from 3% to 19% of each employee's salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2002 and 2001 was R$679 and R$443, respectively, and the contribution expense for the years ended December 31, 2002, 2001 and 2000 was R$22, R$22 and R$28, respectively.

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

The change in benefit obligations for the years ended December 31, 2002 and 2001 is as follows:

                                                                                POST-RETIREMENT HEALTH CARE
                                             DEFINED BENEFIT PENSION PLAN              AND INSURANCE
                                             ----------------------------       ---------------------------
                                               YEAR ENDED DECEMBER 31,            YEAR ENDED DECEMBER 31,
                                             ----------------------------       ---------------------------
                                               2002               2001            2002               2001
                                             --------           ---------       --------           --------
Benefit obligation - beginning of year          3,109              2,970            502                424
Service cost                                        6                  7             14                 12
Interest cost                                     340                325             56                 47
Actuarial loss (gain)                            (481)                29           (110)                39
Benefits paid to participants                    (222)              (222)           (24)               (20)
                                                -----              -----           ----               ----
Benefit obligation - end of year                2,752              3,109            438                502
                                                =====              =====           ====               ====

The change in plan assets for the years ended December 31, 2002 and 2001 is as follows:

                                                                                 POST-RETIREMENT HEALTH CARE
                                              DEFINED BENEFIT PENSION PLAN              AND INSURANCE
                                              ----------------------------       ---------------------------
                                                YEAR ENDED DECEMBER 31,            YEAR ENDED DECEMBER 31,
                                              ----------------------------       ---------------------------
                                                2002               2001            2002               2001
                                              --------           --------        --------           --------
Fair value of plan assets - beginning  of
    year                                        1,768              1,390            13                 13
Employer contributions                            151                146            11                  8
Employee contributions                              -                  1             7                 10
Actual return on plan assets                      415                453             2                  2
Benefits paid to participants                    (222)              (222)          (24)               (20)
                                                -----              -----           ---                ---
Fair value of plan assets - end of year         2,112              1,768             9                 13
                                                =====              =====           ===                ===

The funded status of the defined benefit pension plan and post-retirement health care and insurance is as follows:

                                                                               POST-RETIREMENT HEALTH CARE AND
                                              DEFINED BENEFIT PENSION PLAN               INSURANCE
                                              ----------------------------     -------------------------------
                                                       DECEMBER 31,                     DECEMBER 31,
                                              ----------------------------     -------------------------------
                                                 2002               2001          2002                   2001
                                              ----------          --------     ---------               -------
Projected benefit obligation in excess of
   plan assets                                    640               1,341         429                    489
Unrecognized net transition obligation,
   being recognized from January 1, 1995            -                   -         (38)                   (47)
Unrecognized net actuarial gain (loss)            293                (412)        (52)                  (122)
                                                  ---               -----         ---                   ----
Accrued pension liability                         933                 929         339                    320
Additional minimum liability - Other
   comprehensive income                             -                 378           -                      -
                                                  ---               -----         ---                   ----
Total accrued pension liability                   933               1,307         339                    320
                                                  ===               =====         ===                   ====

The components of net periodic benefit costs for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                                                              POST-RETIREMENT HEALTH CARE AND
                                           DEFINED BENEFIT PENSION PLAN                  INSURANCE
                                           ----------------------------       -------------------------------
                                              YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                           ----------------------------       -------------------------------
                                            2002        2001        2000       2002          2001        2000
                                           ------      ------      ------     ------        ------      ------
Service cost                                   6           7           9        14            12          11
Interest cost                                340         325         219        56            47          33
Expected return on plan assets              (197)       (155)       (100)       (1)           (1)         (1)
Amortization of transition obligation          -           -           -         6             6           6
Amortization of loss                           6          26          29         3             4           5
Curtailment gain                               -           -            -      (48)            -           -
Employee contributions                         -           -          (1)        -             -           -
                                            ----        ----        ----       ---           ---         ---
Net periodic benefit cost                    155         203         156        30            68          54
                                            ====        ====        ====       ===           ===         ===

CEMIG and its employees' labor unions, most of which are represented by SINDIELETRO agreed on changes to the existing employee health care plans in the third quarter of 2002. These changes altered the contribution criteria that CEMIG, its employees and its retirees are responsible for and the types of benefits covered in each plan. The implementation of these changes took place as of January 1, 2003. The effects arising from these changes represented a curtailment gain in the amount of R$48, recorded as a component of net period benefit cost for the year ended December 31, 2002.

The components of the projected net periodic post-retirement benefit costs for 2003 are as follows:

                                                                               POST-RETIREMENT
                                                      DEFINED BENEFIT          HEALTH CARE AND
                                                       PENSION PLAN               INSURANCE
                                                      ---------------          ---------------
Service cost                                                       6                        4
Interest cost                                                    353                       57
Expected return on plan assets                                  (346)                      (2)
Amortization of transition obligation                              -                        5
Amortization of loss                                              (1)                       2
                                                                ----                      ---
                                                                  12                       66
                                                                ====                      ===

Assumptions used by the Company were as follows (percentage including projected inflation of 5% per annum):

                                                     DEFINED BENEFIT PENSION PLAN
                                            ----------------------------------------------
                                                    2002                    2001
                                                      %                      %
                                            ---------------------    ---------------------
Actuarial method                             Projected Unit Credit   Projected Unit Credit
Annual discount rate                                         13.40                   11.30
Annual expected return on plan assets                        16.55                   11.30
Annual salary increase                                        9.20                    8.15
Annual increase in benefits                                   5.00                    5.00

                                            POST-RETIREMENT HEALTH CARE AND INSURANCE
                                            -----------------------------------------
                                                   2002                  2001
                                                     %                     %
                                            ------------------   --------------------
Annual discount rate                               13.40                 11.30
Annual expected return on plan assets              16.55                 11.30

In 2001, the Company used an additional assumption to measure the accumulated post-retirement benefit obligation, a weighted average medical care cost trend rate of 5.54% for 2001, decreasing gradually to approximately 2.70% through the year 2046, and remaining at that level thereafter. This assumption was not used in 2002 because of changes to CEMIG's health care plan, as CEMIG's obligation is no longer indexed to the variation of the medical care cost.

An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2002, as follows:

                                                            ONE-PERCENTAGE POINT
                                                            --------------------
                                                            INCREASE    DECREASE
                                                            --------    --------
  Effect on total of service and interest cost components          3           2
  Effect on the post-retirement benefit obligation                33          27

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

For those contingencies for which an adverse outcome has been deemed probable, the Company has made provisions for losses as follows:

                                                               DECEMBER 31
                                                              -----------------
                                                                2002     2001
                                                              ------    -------
               Labor claims                                       70       54
               Civil lawsuits - Consumers                         86       74
               Social contribution tax                            93      125
               Finsocial                                          19       19
               Civil lawsuits - Others                            26       22
               Others                                             21       25
                                                              --------  -------
                                                                 315      319
                                                              ========  =======

CEMIG believed that short-term losses were not probable with respect to pending litigation in 2002. Accordingly, the accrual for contingencies has been fully classified as long term.

Certain details relating to such provision are as follows:

(a) Labor claims:

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$87 as of December 31, 2002 (R$68 as of December 31, 2001). CEMIG determined the amounts to be accrued based on the nature of the group of claims and the most recent court decisions.

(b) Civil lawsuits - Consumers:

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

The total anticipated exposure to the Company for those suits, fully provided for, is R$86 as of December 31, 2002 (R$74 as of December 31, 2001).

(c) Social contribution tax:

On June 28, 1991, the Federal Government enacted Law No. 8,200, regulating the monetary restatement for purposes of the financial statements prepared in accordance with the accounting practices adopted in Brazil and tax liability. Under this law, the Company was required to record complementary monetary restatement that was considered, through depreciation, amortization and write-offs of fixed assets, a deductible expense for income tax calculation. Such law did not clarify the proceedings regarding the deductibility of the complementary monetary restatement charged to income for social contribution tax purposes.

The Company is deducting the amounts of depreciation, amortization and write-off relating to the complementary monetary restatement of Property, plant and equipment, for purposes of computation of social contribution tax on income. The Company believes that such deduction is in accordance with the provisions of Law No. 8,200. The Company estimates that its potential exposure in this matter is approximately R$93 as of December 31, 2002 (R$125 as of December 31, 2001), for which a provision has been recorded.

(d) Finsocial:

In 1994, CEMIG was fined by the SECRETARIA DA RECEITA FEDERAL (the tax authority of the Federal Government) due to the Company's exclusion of State VAT in the Finsocial calculation, a social contribution tax on billing extinguished in 1992. The Company estimates that its potential exposure in this matter is approximately R$19 as of December 31, 2002 and 2001. This amount is fully provisioned.

(e) Others:

Other accrued liabilities are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

(f) Contingencies for which a favorable outcome has been deemed probable:

CEMIG has other relevant legal proceedings with respect to which the Company believes that a favorable outcome is probable, and therefore the Company has not recorded any accruals for such claims. Certain details relating to these matters are as follows:

     (i) Litigation involving FORLUZ with possible financial effect upon CEMIG:

     The Company is defending, with FORLUZ, a claim brought by SINDIELETRO that asserts that CEMIG failed to make certain allegedly obligatory cost-of-living increases in contributions to employee pension funds. The total amount sought in this claim is R$594. No accrual has been recorded for this claim because the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

     In addition, SINDILETRO has sued FORLUZ for R$268 relating to changes made to the pension fund's contribution adjustment index. If SINDILETRO is successful in this lawsuit FORLUZ may claim the reimbursement from CEMIG. No accrual has been recorded for this potential claim because the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

     (ii) Income and social contribution taxes on post retirement benefits:

     On October 11, 2001, the Federal Government's tax authority issued a deficiency notice in the amount of R$227 arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998, 1999 and 2000 tax returns, to reduce taxable income. The tax returns were amended as a result of a change in accounting method for recording post-retirement benefit liabilities, as required by the accounting practices adopted in Brazil. The additional liability that resulted from the accounting change was attributed to the tax year that was amended, resulting in net operating tax loss and social contribution negative basis carryforwards.

     The credits mentioned in the prior paragraph were offset by CEMIG from its federal tax obligations in 2001 and 2002. Due to this offset, CEMIG was exposed to additional penalties in amount of R$171. The Company obtained a final favorable decision on this claim in May 2003.

     (iii) COFINS:

     The Company began contesting the payment of COFINS contributions beginning in 1992. As a result of a judicial ruling, the Company paid R$248 of accrued COFINS contribution on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$127 in fines and interest relating to its non-payment of COFINS contributions. The Company is contesting such claims. No accrual has been recorded for this claim, as the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

     (iv) Regulatory agency acts:

     ANEEL has brought an administrative proceeding against the Company, contesting a R$188 refund issued in 1995 by the Brazilian National Treasury. ANEEL alleges that this refund originated from a miscalculation of credits in the amount of rate shortfall receivable that was applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. The Company intends to appeal this decision in court. The Company believes that it has a meritorious defense to such claim and has therefore recorded no accrual in respect of such claim.

     (v) Civil lawsuits:

     Some consumers have brought civil claims against CEMIG contesting rate readjustments applied in prior years, including rate subsidies granted to low-income consumers, the special rate adjustment and the emergency capacity charge applied since 2002. It is not possible at the present time to estimate the amounts involved in these claims. We have not accrued any liability related to these claims because we believe we have a meritorious defense.

     The Company is a defendant in five lawsuits contesting the ENCARGO DE CAPACIDADE EMERGENCIAL (Emergency Capacity Charge), filed between February 2002 and July 2002. Each of these claims has been certified as a class action and involves alleged damages caused by the Electricity Rationing Plan. It is not possible at present to estimate the amounts involved in these claims. No accrual was recorded for these claims since management believe to have a meritorious defense. The Company merely collects the Emergency Capacity Charge from its customers on behalf of COMERCIALIZADORA BRASILEIRA DE ENERGIA ELETRICA--CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages.

     The Company is a defendant, with CVRD, Comercial e Agricola Paineiras and Companhia Mineira de Metais, in a class action lawsuit, brought by citizens of Minas Gerais, concerning the environmental licensing of the Capim Branco I and Capim Branco II hydroelectric power plants. This lawsuit alleges that the Company did not obtain proper licensing for these projects and seeks to nullify the environmental licenses relating to these power plants. Management believes to have a meritorious defense to this lawsuit.

     The Company is also a defendant, with CVRD, in a class action lawsuit, brought by the Public Prosecutor of Minas Gerais, concerning the Aimores hydroelectric power plant. This lawsuit alleges that the Company did not obtain proper licensing for this project and seeks to nullify the environmental licenses relating to this plant as well as the related concessions. Management believes to have a meritorious defense to this lawsuit.

In addition to the matters described above, CEMIG and its subsidiaries are involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes that it has an adequate defense in respect of such litigation and that any losses therefrom would not have a material adverse effect on the consolidated financial position or results of operation of the Company.

21. SHAREHOLDERS' EQUITY

(a) Capital stock:

                                                       YEAR ENDED DECEMBER 31,
                                                        (THOUSANDS OF SHARES)
                                           --------------------------------------------
                                               2002            2001            2000
                                           ------------    ------------    ------------
    PREFERRED SHARES:
       Balance, at beginning of the year     89,504,020      89,504,020      89,504,020
       Issuance of new shares                 1,775,631               -               -
                                           ------------    ------------    ------------
       Balance, at the end of the year       91,279,651      89,504,020      89,504,020

    COMMON SHARES:
       Balance, at beginning of the year     69,495,478      69,495,478      69,495,478
       Issuance of new shares                 1,378,690               -               -
                                           ------------    ------------    ------------
       Balance, at the end of the year       70,874,168      69,495,478      69,495,478

    TREASURY STOCK (Preferred shares):
       Balance, at beginning of the year        (67,783)        (67,783)        (67,783)
       Issuance of new shares                    (1,345)              -               -
                                           ------------    ------------    ------------
       Balance, at the end of the year          (69,128)        (67,783)        (67,783)
                                           ------------    ------------    ------------
       Total                                162,084,691     158,931,715     158,931,715
                                           ============    ============    ============

The shareholders' meeting, approved, as of April 30, 2002, a capital increase in the amount of R$32, through the issuance of 3,154,321 new shares, as a result of the capitalization of the rate shortfall reserve. The new shares were distributed among the shareholders in proportion to their participation in the capital prior to the issuance. As a result, the interest of the shareholders and the par value per share did not change.

Additionally, the Company has a contingent obligation to issue 159,225 thousand shares in 2002 related to the account receivable from the State Government, as a result of the estimated amount of R$27 to be retained from the dividends due to the State Government to offset overdue receivables. These shares are expected to be issued during 2003, in connection with such dividend retention. See notes 3 and 2 (r).

At December 31, 2002, the State Government owned 51% of the Company's common shares and 3% of its preferred shares, equal to 23% of total capital. The holders of the preferred shares are not entitled to vote at shareholders' meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend as described in note 21 (d.1).

The common and preferred shares have a par value amount of R$0.01 according to the financial statements prepared in accordance with the accounting practices adopted in Brazil.

(b) Additional paid-in capital:

The balance refers to premium received by the Company when shares were issued.

(c) Appropriated retained earnings:

The following describes certain reserves that are included in shareholders' equity:

Fiscal incentive investment reserve-- this reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved projects and is recorded in the year following that in which the taxable income is earned. Under the financial statements prepared in accordance with the accounting practices adopted in Brazil, the amount designated for investments is recorded as an asset and credited directly to this reserve. This balance is restricted for capital increase. Under U.S. GAAP, this investment tax credit was originally credited to income and then transferred from unappropriated retained earnings to this reserve.

Rate shortfall reserve-- this represents the accumulated rate shortfall reimbursement recorded under the rate-setting system in force up to March 1993. Under the financial statements prepared in accordance with the accounting practices adopted in Brazil, the amount of rate shortfall, net of taxes, was credited directly to this reserve, which can be used only for capital increases. Under U.S. GAAP, this amount was originally credited to income, at its net present value, and then the corresponding amount was transferred from unappropriated retained earnings to this reserve.

Unrealized income reserve-- this represents inflationary profits arising from the system of indexation of the financial statements prepared in accordance with the accounting practices adopted in Brazil in force up to December 31, 1995. Brazilian companies are allowed to record this reserve in order to restrict the amount of net income available for compulsory dividends.

Legal reserve-- this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2001 and 2000.

In its 2002 financial statements prepared according to accounting practices adopted in Brazil, the Company transferred its total legal reserve and unrealized income reserve to accumulated retained earnings in order to offset the net loss for the year, which resulted primarily from the recording of the provision for loss on the account receivable from the State Government and the exchange loss caused by the devaluation of the real compared to the U.S. dollar. Therefore, in its U.S. GAAP financial statements, CEMIG recorded the transfer from its legal reserve and unrealized income reserve to the unappropriated retained earnings.

(d) Unappropriated retained earnings:

This balance represents retained earnings determined in accordance with U.S. GAAP after (i) the allocation of the amount for legal reserve (when required);
(ii) allocation or transfer to or from other reserves as described in note 21
(c); and (iii) dividends and interest on capital.

(d.1) Dividends and interest on capital:

Pursuant to its by-laws, CEMIG is required to distribute as dividends in respect of each fiscal year ending on December 31, an aggregate amount equal to at least 25% of net income for the fiscal year, based on its financial statements prepared in accordance with accounting practices adopted in Brazil. The Company refers to this amount as the mandatory dividend amount.

Each preferred share is entitled to an annual dividend equal to the greater of 10% of par value per preferred share or 3% of the book value of such preferred share, also based on the financial statements prepared in accordance with accounting practices adopted in Brazil. This preferred dividend has priority over the allocation of the mandatory dividend amount for the relevant period.

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

The Company may also pay interim dividends to holders of preferred shares and common shares. Any interim dividends paid will count toward the calculation of the dividend payable for the fiscal year in which the interim dividend was declared. Under the Brazilian Corporate Law, the Company's Board of Directors is permitted to recommend the non-payment of the mandatory dividend for any year.

The State Government guarantees that the amount of dividends received by certain holders of preferred shares and common shares with respect to any fiscal year will equal at least 6% of the par value of the preferred shares and the common shares. Accordingly, even if net income, based on the Company's financial statements prepared in accordance with accounting practices adopted in Brazil, is negative with respect to any fiscal year, some of CEMIG's shareholders will receive a dividend of

6%. This state guarantee runs only to private holders of shares and not to public or governmental holders.

Under the Brazilian Corporate Law, if the Company does not distribute the minimum preferred dividends for three consecutive years, the preferred shares become entitled to vote.

Effective December 26, 1995, Brazilian law allows the deductibility of interest on capital paid to shareholders for income tax purposes, provided such interest is computed based on the Brazilian Long-term Interest Rate (TJLP), effective in the year the interest on capital is computed.

In 2002, 2001 and 2000, the minimum dividend requirements have been met and dividend distributions have been made on an equal, pro rata basis with respect to all preferred shares and common shares.

The Company declared dividends and interest on capital in lieu of dividends as follows:

                                             YEAR ENDED DECEMBER 31,
                                           --------------------------
                                             2002      2001     2000
                                           -------   -------  -------
       Dividends                             111         -        -
       Interest on capital                   220       103      187
                                            -----     -----    -----
       Total                                 331       103      187
                                            =====     =====    =====

Interest on capital related to 2002, in the amount of R$220, will be paid during 2003.

Brazilian law permits payment of dividends and interest on capital only in REAIS from unappropriated retained earnings based on financial statements prepared in accordance with accounting practices adopted in Brazil. At December 31, 2002, 2001 and 2000, unappropriated retained earnings in the statutory financial statements amounted to R$0, R$601 and R$1,379, respectively.

The Company reverts the dividends not claimed by the shareholders within three years of the date they were distributed in accordance with the Brazilian Corporate Law and its by-laws.

22. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:

                                                YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------
                                      GWh (UNAUDITED)                  R$
                                 ------------------------   ------------------------
                                  2002     2001     2000     2002     2001     2000
                                 ------   ------   ------   ------   ------   ------
Residential                       6,360    6,475    7,576    1,791    1,594    1,630
Industrial                       21,906   21,351   22,247    2,192    1,841    1,665
Commercial                        3,283    3,269    3,584      791      674      634
Rural                             1,705    1,572    1,676      252      206      191
Governmental entities             1,373    1,290    1,491      240      196      196
Public services                     957      939      934      130      111       95
Own consumption                      50       52       62        -        -        -
Unbilled, net                         -        -        -       62      (35)      67
                                 ------   ------   ------   ------   ------   ------
                                 35,634   34,948   37,570    5,458    4,587    4,478
Supply                              313      632    4,937       21       65      116
Energy transactions on MAE            -        -        -      140      452       29
                                 ------   ------   ------   ------   ------   ------
Total                            35,947   35,580   42,507    5,619    5,104    4,623
                                 ======   ======   ======   ======   ======   ======

                                                             NUMBER OF CONSUMERS (UNAUDITED)
                                                            ---------------------------------
                                                               2002        2001        2000
                                                            ---------   ---------   ---------
    Residential                                             4,615,178   4,429,005   4,248,144
    Industrial                                                 68,211      68,105      64,315
    Commercial                                                515,771     540,442     476,500
    Rural                                                     338,396     322,493     300,329
    Governmental entities                                      45,785      44,126      44,414
    Public services                                             6,808       6,508       6,128
    Other                                                       1,339       1,391       1,456
                                                            ---------   ---------   ---------
                                                            5,591,488   5,412,070   5,141,286
    Supply                                                          4           5          11
                                                            ---------   ---------   ---------
    Total                                                   5,591,492   5,412,075   5,141,297
                                                            =========   =========   =========

(b) The composition of taxes on revenues is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                               2002        2001        2000
                                                            ---------   ---------   ---------
    VAT                                                         1,151         964         956
    COFINS                                                        186         187         143
    Emergency capacity charge                                      80           -           -
    PIS-PASEP social contribution                                  56          40          31
                                                                -----       -----       -----
                                                                1,473       1,191       1,130
                                                                =====       =====       =====

23. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                               2002        2001        2000
                                                            ---------   ---------   ---------
    Itaipu Binacional (through FURNAS)                            979         823         711
    From suppliers though MAE                                     149         952           -
    FURNAS                                                          -          12           -
    Initial contracts                                             148         126          84
    From other                                                     57           1          24
                                                                -----       -----        ----
                                                                1,333       1,914         819
                                                                =====       =====        ====

The electricity acquired from Itaipu Binacional is denominated in U.S. dollars and the prices are defined by ANEEL, that reduced by 13.18% the price of energy acquired from Itaipu, from US$ 20.1988 to US$ 17.5374 per kW, since October 23, 2002.

(b) Regulatory charges:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                               2002        2001        2000
                                                            ---------   ---------   ---------
    Global reserve for reversion quota                            144         130         104
    Fuel usage quota                                              345         249         282
    Charges for use of water resources                             47          29          36
    ANEEL inspection fee                                           12          12          11
                                                                  ---         ---         ---
                                                                  548         420         433
                                                                  ===         ===         ===

(c) Other:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                               2002        2001        2000
                                                            ---------   ---------   ---------
    Insurance                                                       1           2          13
    Consumption - electric energy                                  12           9           9
    Labor indemnity                                                 4           6          10
    Disposal of fixed assets, net                                  42          90          66
    Grants and donations                                           14          12          13
    Provisions for contingencies-
         Labor claims                                              16           -           1
         Civil lawsuits - Consumers                                12           6           4
         Civil lawsuits - Other                                     4          12           4
    Provision for doubtful accounts                                13          13           6
    Rentals                                                        15          12          11
    Advertising                                                    19          23          21
    Employees profit sharing                                       38          47          27
    MAE contribution                                                6          11           7
    Technological and scientific national fund                     12          10           -
    General expenses                                               30          21          16
                                                                  ---         ---         ---
                                                                  238         274         208
                                                                  ===         ===         ===

24. FINANCIAL EXPENSES, NET

Financial income (expense) consists of the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                               2002        2001        2000
                                                            ---------   ---------   ---------
    Financial income-
       Interest and monetary restatement of account
         receivable from State Government                         303         253         160
       Investment income earned                                   236          84          44
       Late charges on overdue electricity bills,
         recorded on the cash basis                                43          42          31
       Monetary restatement on recoverable taxes                    -          17           -
       Renegotiated accounts receivable                             -          12           7
       Foreign exchange gains                                      31          58           8
       Monetary restatement on deferred regulatory assets         120          26           -
       Other                                                        6          18          19
                                                               -------       -----       -----
                                                                  739         510         269
                                                               =======       =====       =====
    Financial expense-
       Interest on loans and financing                           (300)       (164)       (118)
       Financial transaction tax (CPMF)                           (28)        (27)         (9)
       Foreign exchange losses                                   (816)       (267)       (112)
       Monetary restatement losses                               (101)        (33)        (22)
       Other expenses                                             (19)        (67)        (50)
                                                               -------       -----       -----
                                                               (1,264)       (558)       (311)
                                                               =======       =====       =====
    Financial expenses, net                                      (525)        (48)        (42)
                                                               =======       =====       =====

The foreign exchange losses are related to the devaluation of the REAL in relation to the U.S. dollar. See notes 17 and 26 (d) for the composition of foreign currency debt, variation of exchange rates of each foreign currency for each year presented and exposure to foreign exchange variation.

25. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

(a) State Government -
      Account receivable and related financial income       Note 3 and 24
      VAT - Assets                                          Note 10
      VAT - Liabilities                                     Note 16
      VAT - Expense                                         Note 22

(b) FORLUZ -
      Employee post-retirement benefits related balances    Note 19

Other related party transactions are not material.

26. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty.

Financial instruments, which potentially subject CEMIG to concentrations of credit risk, are cash and cash equivalents, restricted investments, accounts receivable and escrow accounts. CEMIG limits its credit risk associated with cash and cash equivalents, restricted investments by placing its investments with highly rated financial institutions generally in short-term securities. The credit risk associated with accounts receivable from residential consumers is limited by CEMIG's policy of interrupting the supply of electricity if payment becomes in arrears. With respect to larger industrial and commercial consumers CEMIG limits its credit risk by performing ongoing credit evaluations and, in certain cases, obtaining guarantees or collateral for impaired receivables. The Company's customers are primarily located in the State of Minas Gerais, although distributed among a wide variety of economic sectors.

(a) Cash and cash equivalents and restricted investments:

As of December 31, 2002 and 2001, cash and cash equivalents and restricted investments are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

As of December 31, 2002 and 2001, the Company has investments in debentures in the amounts of R$32 and R$132, respectively. These securities were issued by third parties, all Brazilian financial institutions, and have immediate repurchase clauses exercisable by the Company. These securities have interest rates based on the Interbank Deposit Certificate - CDI rate.

As of December 31, 2002 and 2001, the Company has short-term investments contracted with financial institutions, through the transfer of public or private securities issued by third parties, in the amounts of R$7 and 70, respectively. The interest rate is based on the CDI rate. These securities have repurchase clauses. CEMIG has the right to call for early redemption of these securities without any penalty or loss.

As of December 31, 2001, the Company has restricted investments, in the amount of R$468, in connection with the issuance of the Company's own debentures (note
17). In 2002, these funds were used in the Company's capital expenditure program, exclusively related to the expansion of its energy generation, transmission and distribution operations.

As of December 31, 2002 and 2001, the Company has restricted investments in the amount of R$194 and R$152, respectively, and include short term investments in the amount of R$137 and R$133, respectively, which have interest calculated based on the U.S. dollar variation.

(b) Financing:

Based on interest rates currently available to CEMIG for bank financings with similar terms and average maturities, the fair value of long-term financing at December 31, 2002 and 2001 is R$2,527 and R$2,102, respectively.

(c) Other financial instruments:

The carrying value of CEMIG's other financial instruments, in REAIS, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2002 and 2001 of these instruments.

(d) Exposure to foreign currency exchange losses:

The Company's exposure to foreign currency exchange rate risks is as follows:

                                                         DECEMBER 31,
                                                       ----------------
                                                        2002      2001
                                                       ------    ------
       U.S. DOLLAR
       Financing                                        1,995     1,255
       Advanced billing of electric power                   -        42
       (-) Restricted investments                        (137)     (133)
                                                       ------    ------
                                                        1,858     1,164

       OTHER CURRENCIES
       Financing                                          124        80
                                                       ------    ------
       Net liabilities exposed to exchange rate risk    1,982     1,244
                                                       ======    ======

After 2001, the effects of the exchange rate variation on the liabilities related to the energy purchase from Itaipu Binacional are included in the Parcel A costs and will be considered in the subsequent rate adjustments as described in note 4.

27. CORPORATE REORGANIZATION

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

On November 11, 2002, ANEEL fined the Company in the amount of R$6, because CEMIG had not concluded the "unbundling". No accrual has been recorded for this claim, as the Company believes it has a meritorious defense against the fine and any other possible penalties that may be imposed regarding this matter.

28. SHAREHOLDERS' AGREEMENT

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

29. CONCENTRATIONS

(a) Labor:

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

(b) Hydroelectric power plants:

Seven of our hydroelectric plants accounted for approximately 88% of our installed electric generation capacity as of December 31, 2002, as follows:

                                           INSTALLED        DATE
                                            CAPACITY     CONCESSION
          HYDROELECTRIC POWER PLANT           (MW)         EXPIRES
          ------------------------------   ---------   --------------
               Sao Simao                     1,710       January 2015
               Emborcacao                    1,192          July 2005
               Nova Ponte                      510          July 2005
               Jaguara                         424        August 2013
               Miranda                         408      December 2016
               Tres Marias                     396          July 2015
               Volta Grande                    380      February 2017
               Others                          692     August 2004 to
                                                        December 2035
                                             -----
               TOTAL  INSTALLED CAPACITY     5,712
                                             =====

30. INSURANCE

The Company's insurance policies covering damages to its power plants caused by fire and operational risks such as equipment failures expired on December 31, 2001 and since that date the Company has not obtained coverage. The Company is soliciting bids from insurance carriers for new insurance policies to cover these risks.

CEMIG does not have general third party liability insurance covering accidents or damages suffered by our customers as a result of interruptions in power distribution and has not solicited bids relating to this type of insurance. In addition, the Company has not solicited bids for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risk or systemic failures.

The Company does not carry insurance for losses incurred as a result of business interruptions caused by labor actions.

The Company has not experienced significant losses arising from the aforementioned risks.

31. OTHER SIGNIFICANT INFORMATION

(i) Amendment to Constitution of the State of Minas Gerais:

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

(ii) Procedure for transferring electricity from generation to distribution:

The Company's current practice includes delivering electricity produced by its generation plants to its distribution area according to terms equivalent to those contained in its initial contracts. The Company believes that this practice does not violate ANEEL restrictions. However, ANEEL has informed the Company that because it is considered to be a vertically-integrated utility, CEMIG cannot use initial contract terms to deliver electricity that it produces to its distribution area. CEMIG is in the process of discussing this further with ANEEL and does not expect to incur any loss as a result of those discussions. However, ANEEL could force the Company to stop delivering electricity from its generation plants to its distribution area.

32. SUBSEQUENT EVENTS

(a) Financing obtained from BNDES for settlement of MAE transactions:

On February 7, 2003, CEMIG obtained a financing from BNDES, in the amount of R$335. The financing bears interest of 1% per year and monetary variation based on SELIC. It will be paid through 60 monthly installments from March 15, 2003 to February 15, 2008 and is guaranteed by 3.27% of the Company's monthly electricity sales to final customers.

(b) Periodic Rate Review:

The Periodic Rate Review represents the revision of the rates granted to the distribution electricity concessionaires to assure the financial-economic equilibrium of the existing concession contracts. The Period Rate Review occurs every 4 or 5 years, depending on each concession contract (5 years for CEMIG). In the rate definition, ANEEL considers the Company's structural changes occurred in its costs and its market and the desirable return on its investments.

CEMIG's energy rates increased by an average of 31.5% on April 8, 2003, as a result of the Company's Periodic Rate Review.

(c) Significant exchange variation after December 31, 2002:

After December 31, 2002, the REAL appreciated significantly against the U.S. dollar, which has had a positive effect on the Company's net earnings in 2003. The Company recorded exchange gains of approximately R$304 (unaudited) in the five-month period ended May 31, 2003. From December 31, 2002 to May 31, 2003, the REAL appreciated 16.1% as compared to the U.S. dollar.

(d) Financial instruments contracted in 2003:

As of May 31, 2003, the Company has swap financial instruments, in the amount of US$52 million, contracted in order to change the original interest rate of some financing from U.S. dollar to CDI rate variation. The Company did not have any similar financial instrument as of December 31, 2002 and 2001.

(e) Repayment of Debentures:

As of June 5, 2003 the Company paid R$64 related to the early redemption of
4.000 debentures of UHESC S.A., which were assumed as a result of the acquisition of Sa Carvalho S.A., representing 53.33% of the debt outstanding as of December 31, 2002. See note 17 item (4). The remaining balance of this debt was renegotiated and it is subject to the variation of the IGP-M index plus interest of 12.8% per year, for the period from June 5, 2003 to June 5, 2005.

33. RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS

During June 2001, FASB issued SFAS 141, "Business Combinations". SFAS 141 addresses financial accounting and reporting for business combinations. All business combinations in the scope of SFAS 141 are to be accounted for using one method, the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 on January 1, 2002 did not have any significant impact on the Company's financial statements.

During June 2001, FASB issue SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 amends SFAS 121, "Accounting for the Impairment of Long Lived Assets and for long-lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001. The adoption of SFAS 142 on January 1, 2002 did not have any significant impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company does not expect that the adoption of this standard as of January 1, 2003 will result in a significant impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Adoption of this statement will not result in a significant impact on the Company's consolidated financial statements.

In June 2002, FASB issued SFAS 146 "Accounting for costs associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of SFAS 146 will have a significant impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The adoption of SFAS 148 will not have an impact to the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The Company does not believe that the adoption of SFAS 149 will have a material impact on the Company's consolidated financial statements.

In May 2003 the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

     - mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.
     - instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.
     - obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN 45, the Company believes that the implementation of this statement will not result in any impact to the Company's consolidated financial statements.

34. SEGMENT INFORMATION

CEMIG has three reportable segments: the electric energy segment, the gas segment and the telecommunications segment.

The electric energy segment engages primarily in the generation, transmission, distribution and sale of electric energy.

The gas segment principal activities are the acquisition, transportation and distribution of natural gas.

The telecommunications segment principal activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other, as well as providing cable TV and internet access services.

The operations of all reportable segments of the Company are conducted in the State of Minas Gerais, Brazil. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a responsible senior officer. All inter-segment activity has been eliminated with respect to revenue and gross margin. Financial information about each of the Company's reportable segments based on records in accordance is as follows:

                                              2002       2001
                                            --------   --------
 Identifiable assets
   Electricity                               14,697     13,924
   Gas                                          130         85
   Telecommunications                           367         65
   Eliminations                                 (28)       (12)
                                            --------   --------
 Total consolidated assets                   15,166     14,062
                                            ========   ========

 Investments in equity investees
   Telecommunications                             -         65
                                            --------   --------
 Total consolidated                               -         65
                                            ========   ========

                                                                           2002
                                       ---------------------------------------------------------------------------
                                       Electricity      Gas     Telecommunications    Eliminations    Consolidated
                                       -----------    ------    ------------------    ------------    ------------
Net revenues from external customers         4,665       194                    13               -           4,872
Intersegment sales                               -         -                     4              (4)              -
                                       -----------    ------    ------------------    ------------    ------------
Net revenues                                 4,665       194                    17              (4)          4,872
                                       -----------    ------    ------------------    ------------    ------------
Operating profit (loss) before
  financial income (expense)                   536        31                   (40)              -             527
                                       -----------    ------    ------------------    ------------    ------------
Financial revenues (expenses), net            (480)        5                   (50)              -            (525)

Income tax benefit (expense)                   (32)      (10)                   16               -             (26)

Net income (loss)                               37        25                   (74)              -             (12)
                                       -----------    ------    ------------------    ------------    ------------
Depreciation and amortization
  charges                                      646         3                    17               -             666

Additions to property, plant and
  equipment                                    615        19                    89               -             723

                                                                           2001
                                       ---------------------------------------------------------------------------
                                       Electricity      Gas     Telecommunications    Eliminations    Consolidated
                                       -----------    ------    ------------------    ------------    ------------
Net revenues from external customers         4,894       112                     -               -           5,006
Intersegment sales                               -         -                     -               -               -
                                       -----------    ------    ------------------    ------------    ------------
Net revenues                                 4,894       112                     -               -           5,006
                                       ===========    ======    ==================    ============    ============

Operating profit (loss) before
  financial income (expense)                  (610)       18                     -               -            (592)
                                       ===========    ======    ==================    ============    ============
Financial revenues (expenses), net             (52)        4                     -               -             (48)

Income tax benefit (expense)                   (72)       (6)                    -               -             (78)

Net income (loss)                             (734)       15                     -               -            (719)
                                       ===========    ======    ==================    ============    ============
Depreciation and amortization
  charges                                      638         3                     -               -             641

Additions to property, plant and
  equipment                                    313        10                     -               -             323

                                                                           2000
                                       ---------------------------------------------------------------------------
                                       Electricity      Gas     Telecommunications    Eliminations    Consolidated
                                       -----------    ------    ------------------    ------------    ------------
Net revenues from external customers         3,680        76                     -               -           3,756
Intersegment sales                               -         -                     -               -               -
                                       -----------    ------    ------------------    ------------    ------------
Net revenues                                 3,680        76                     -               -           3,756
                                       ===========    ======    ==================    ============    ============
Operating profit before financial
  income (expense)                             431         9                     -               -             440
                                       ===========    ======    ==================    ============    ============
Financial revenues (expenses), net             (44)        2                     -               -             (42)

Income tax benefit (expense)                   (30)       (2)                    -               -             (32)

Net income (loss)                              358         8                     -               -             366
                                       ===========    ======    ==================    ============    ============
Depreciation and amortization
  charges                                      581         2                     -               -             583

Additions to property, plant and
  equipment                                    401         5                     -               -             406

                             **********************

                                  EXHIBIT INDEX

 EXHIBIT
 NUMBER                                   DOCUMENT
---------   --------------------------------------------------------------------
     1      Corporate by-laws, as amended and in effect since May 28, 2003.

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

    2.4 First Supplemental Fiscal Agency Agreement, dated as of October 11, 2001, among us, The Chase Manhattan Bank, as fiscal agent, registrar, paying agent and transfer agent, Chase Trust Bank, as principal paying agent and transfer agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent and transfer agent relating to US$150,000,000 of our 9.125% Notes due 2004 (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

     3 Agreement, dated June 17, 2002, between Infovias and CLIC, relating to the shares of WAY TV.

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

    4.5 First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

    4.6 Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

    4.7 Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

    4.8 Private Instrument Covering the First Public Issuance of Common Debentures, dated October 4, 2001, between Planner Corretora de Valores S.A. and us, relating to the first public issuance of R$625 million common debentures, divided into two series of the same class, without guarantee or preference (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

    4.9 Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated February 7, 2003, between BNDES and CEMIG and Intervening Third Parties (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

   12.1     Certification of Executive Vice-President Pursuant to 18 U.S.C.
            Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

   12.2 Certification of Chief Financial and Investor Relations Officer Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.