Form 20-F
period 2003-12-31
ENERGY CO OF MINAS GERAIS
filed 2004-07-01
CIK 1157557

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-15224

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
(Exact Name of Registrant as Specified in Its Charter)

Energy Company of Minas Gerais (Translation of Registrant's Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
American Depositary Shares (evidenced by American Depositary Receipts), each representing 1,000 Preferred Shares	New York Stock Exchange
Preferred Shares, R$0.01 par value*	New York Stock Exchange*

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

70,874,167,923 Common Shares
91,210,522,699 Preferred Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☒

i

PRESENTATION OF FINANCIAL INFORMATION

        Companhia Energética de Minas Gerais-CEMIG is a sociedade de economia mista (a state-controlled mixed capital company) organized and existing with limited liability under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to "CEMIG," "we" or the "Company" are to Companhia Energética de Minas Gerais-CEMIG and its consolidated subsidiaries, except when the reference is specifically to Companhia Energética de Minas Gerais-CEMIG (parent company only) or the context otherwise requires. References to the "real," "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular), the official currency of Brazil, and references to "U.S. dollars," "dollars" or "US$" are to United States dollars.

        We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, including the principles that are established primarily through Law No. 6,404 of December 15, 1976, Law No. 9,457 of May 5, 1997 and Law No. 10,303 of October 31, 2001, which we refer to collectively as the Brazilian Corporate Law. For purposes of this annual report, we have presented, and in future reports to be filed with the United States Securities and Exchange Commission, or the Commission, we intend to present, our consolidated financial statements and other financial information in reais in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For purposes of this annual report we prepared balance sheets as of December 31, 2003 and 2002 and the related statements of operations and comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 2003, 2002 and 2001, in reais all in accordance with U.S. GAAP. Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003.

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

        This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2.8950 to US$1.00, the noon buying rate in New York City for cable transfers in reais as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2003. The real has recently experienced high volatility. See "Item 3. Key Information—Exchange Rates" for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

        The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the twelve-month period ended December 31, 2003 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (The Brazilian National Electric Energy Agency), or ANEEL.

        Certain terms are defined the first time they are used in this annual report. The "Index of Defined Terms" that begins on page 122 lists those terms and where they are defined. As used herein, all references to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively, references to "MW" and "MWh" are to megawatts and megawatt-hours, respectively, and references to "kW" and "kWh" are to kilowatts and kilowatt-hours, respectively.

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

FORWARD-LOOKING INFORMATION

        This annual report includes forward-looking statements, principally in "Item 3. Key Information" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions relating to, among other things:

  •
  general economic, political and business conditions, principally in Latin America, Brazil and the state of Minas Gerais, Brazil, or Minas Gerais;

  •
  inflation and changes in currency exchange rates;

  •
  enforcement of legal regulation in Brazil's electricity sector;

  •
  changes in volumes and patterns of customer electricity usage;

  •
  competitive conditions in Brazil's electricity generation, transmission and distribution markets;

  •
  our expectations and estimates concerning future financial performance, financing plans and the effects of competition;

  •
  our level of debt;

  •
  the likelihood that we will receive payment in connection with accounts receivable;

  •
  trends in the electricity generation, transmission and distribution industry in Brazil and Minas Gerais;

  •
  changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

  •
  our capital expenditure plans;

  •
  our ability to serve our customers on a satisfactory basis;

  •
  existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

  •
  existing and future policies of the Federal Government of Brazil, which we refer to as the Federal Government;

  •
  existing and future policies of the government of Minas Gerais, which we refer to as the State Government, including policies affecting its investment in us and the plans of the State Government for future expansion of electricity generation, transmission and distribution in Minas Gerais; and

  •
  other risk factors as set forth under "Item 3. Key Information—Risk Factors."

        The forward-looking statements referred to above also include information with respect to our capacity expansion projects that are under way and those that we are currently evaluating. In addition to the above risks and uncertainties, our potential expansion projects involve engineering, construction, regulatory and other significant risks, which may:

  •
  delay or prevent successful completion of one or more projects;

  •
  increase the costs of projects; and

  •
  result in the failure of facilities to operate or generate income in accordance with our expectations.

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

        The selected consolidated balance sheet data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated data as of December 31, 2001, 2000 and 1999 and for the each of the two years then ended December 31, 2000 has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report.

        U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$2.8950 per US$1.00, the noon buying rate as of December 31, 2003. The real has recently experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On June 18, 2003, the noon buying rate for reais was R$3.1425 per US$1.00. See "—Exchange Rates."

Selected Consolidated Financial Data

	As of and for the year ended December 31,
	2003	2003	2002	2001	2000	1999
	(in millions of US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)
Income Statement Data:
Net operating revenues
Electricity sales to final customers	2,480	7,179	5,458	4,587	4,478	3,678
Regulatory extraordinary rate adjustment(3)	22	63	281	789	—	—
Deferred rate adjustment(3)	68	199
Electricity sales to the interconnected power system	19	56	161	517	145	63
Use of basic transmission network	89	257	185	154	139	71
Other operating revenues	161	468	260	150	124	93
Tax on revenues	(756)	(2,190)	(1,473)	(1,191)	(1,130)	(933)
Total net operating revenues	2,083	6,032	4,872	5,006	3,756	2,972
Operating costs and expenses
Electricity purchased for resale.	(482)	(1,396)	(1,333)	(1,914)	(819)	(727)
Natural gas purchased for resale	(85)	(246)	(152)	(84)	(60)	(36)
Use of basic transmission network	(107)	(310)	(298)	(251)	(243)	(151)
Depreciation and amortization	(237)	(686)	(666)	(641)	(583)	(555)
Personnel	(245)	(710)	(532)	(531)	(466)	(391)
Regulatory charges	(202)	(585)	(548)	(420)	(433)	(258)
Third-party services	(112)	(325)	(265)	(216)	(195)	(153)
Employee post-retirement benefits	(38)	(109)	(207)	(293)	(238)	(193)
Materials and supplies	(30)	(88)	(78)	(70)	(71)	(59)
Other	(146)	(422)	(238)	(274)	(208)	(290)
Reversal (Provision) for loss on deferred regulatory assets	60	174	(28)	(150)	—	—
Provision for loss on account receivable from State Government		—	—	(754)	—	—
Total operating costs and expenses	(1,624)	(4,703)	(4,345)	(5,598)	(3,316)	(2,813)
Operating income (loss)	459	1,329	527	(592)	440	159
Financial income (expenses), net	233	674	(525)	(48)	(42)	(295)
Income (loss) before income taxes and minority interests	692	2,003	2	(640)	398	(136)
Income taxes (expense) benefit	(210)	(607)	(26)	(78)	(32)	114
Minority interests		—	12	(1)	—	—
Net income (loss)	482	1,396	(12)	(719)	366	(22)
Other comprehensive income (loss)	(22)	(64)	242	203	19	(168)
Comprehensive income (loss)	460	1,332	230	(516)	385	(190)
Basic and diluted earnings (loss):
Per thousand common shares	2.97	8.61	(0.07)	(4.52)	2.30	(0.14)
Per thousand preferred shares	2.97	8.61	(0.07)	(4.52)	2.30	(0.14)
Per ADS	2.97	8.61	(0.07)	(4.52)	2.30	(0.14)
Balance Sheet Data:
Assets
Current assets	908	2,630	1,845	1,752	1,064	768
Property, plant and equipment, net (in service)	3,146	9,109	9,322	9,325	9,705	9,503
Construction in progress	357	1,032	777	516	592	1,032
Deferred regulatory assets—long-term	715	2,069	1,670	1,245	—	—
Account receivable from State Government	308	891	755	451	953	809
Other assets	479	1,388	1,139	773	484	1,016
Total assets	5,913	17,119	15,508	14,062	12,798	13,128
Liabilities
Current portion of long-term financing	573	1,660	946	451	502	337
Other current liabilities	582	1,684	1,916	1,561	1,042	1,125
Long-term financing	805	2,331	2,593	2,029	1,088	1,039
Employee post-retirement benefits	417	1,208	1,272	1,627	1,803	1,734
Shareholders' equity	2,944	8,524	7,442	7,543	8,162	7,964
Capital stock	493	1,428	1,428	1,396	1,396	1,396

	As of and for the year ended December 31,
	2003	2003	2002	2001	2000	1999
	(US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)
Other Data:
Outstanding shares (thousands)
Common	—	70,874,168	70,874,168	69,495,478	69,495,478	69,495,478
Preferred	—	91,210,523	91,210,523	89,436,237	89,436,237	89,436,237
Dividends per thousand shares
Common	0.53	1.54	2.04	0.65	1.18	2.23
Preferred	0.53	1.54	2.04	0.65	1.18	2.23
Dividends per ADS
Preferred	0.53	1.54	2.04	0.65	1.18	2.23
Dividends per thousand shares(4)
Common	—	0.53	0.58	0.28	0.60	1.23
Preferred	—	0.53	0.58	0.28	0.60	1.23
Dividends per ADS(4)
Preferred	—	0.53	0.58	0.28	0.60	1.23

(1)
Converted at the exchange rate of US$1.00 to R$2.8950, the noon buying rate as of December 31, 2003. See "—Exchange Rates."

(2)
In millions, except per share/ADS data.

(3)
See Note 4 to our consolidated financial statements.

(4)
This information is presented in U.S. dollars at the noon buying rate in effect.

Exchange Rates

        There are two legal exchange markets in Brazil—the commercial rate exchange market, or commercial market, and the floating rate exchange market, or floating market. Although the Federal Government has unified the operational limits applicable to both markets, each market continues to have its own regulations. The commercial market is reserved primarily for foreign trade transactions and transactions that generally require prior registration with and approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign currencies in the commercial market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The floating market rate is the prevailing selling rate for Brazilian currency into U.S. dollars, as reported by the Banco Central do Brasil (the Central Bank of Brazil), or the Central Bank, and applies to transactions that are not covered by the commercial market. Prior to the introduction of the real in 1994, the commercial market rate and the floating market rate differed significantly at times, but the two rates have not differed significantly since. However, there can be no assurance that there will not be significant differences between the two rates in the future. Although the commercial market rate and the floating market rate are freely negotiated, they may be influenced by interventions of the Central Bank.

        In the past, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated. Since January 15, 1999, the real has been permitted to float freely. During 1999, 2000, 2001 and 2002 the real declined against the U.S. dollar. Nevertheless, in 2003, the real appreciated significantly against the U.S. dollar due to the adoption of new monetary and fiscal policies by the new Federal Government. In the first five months of 2004, the real has depreciated. Under the current free-floating convertibility exchange system, the real may depreciate or appreciate against the U.S. dollar and other currencies.

        The table below sets forth, for the periods indicated, the low, high, average and period-end noon buying rates for reais, expressed in reais per US$1.00.

	Reais per US$1.00
Month
	Low	High	Average	Period-end
December 2003	2.8700	2.9450	2.9255	2.8950
January 2004	2.8070	2.9450	2.8070	2.9240
February 2004	2.9040	2.9720	2.9342	2.9150
March 2004	2.8680	2.9400	2.9067	2.9070
April 2004	2.8740	2.9590	2.9079	2.9440
May 2004	2.9620	3.2085	3.1023	3.1110
June 2004 (through June 18, 2004)	3.1130	3.1620	3.1340	3.1425

	Reais per US$1.00
Year Ended December 31,
	Low	High	Average	Period-end
1999	1.2074	2.2000	1.8207	1.8090
2000	1.7230	1.9840	1.8301	1.9510
2001	1.9380	2.7880	2.3527	2.3120
2002	2.2730	3.9450	2.9213	3.5400
2003	2.8230	3.6640	3.0757	2.8950

Source: Federal Reserve Bank of New York

        Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs. We will make any distributions with respect to our preferred shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations. See "—Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect our financial condition and results of operations."

Risk Factors

  You should consider the following risks as well as the other information in this annual report in evaluating an investment in our company.

Risks Relating to CEMIG

  We are controlled by the State Government which may have interests that are different from yours.

        As controlling shareholder, the government of the State of Minas Gerais exercises substantial influence on the management and orientation of the business of Cemig. Further, the present Governor of the State of Minas Gerais is a member of a party which is in opposition to the present Federal Government. It is not possible to analyze the impact and effects this may have on us or our results of operations.

        The government of the State of Minas Gerais currently holds 51% of our common shares and, consequently, has the right to the majority of votes in decisions of the General Meetings of our Shareholder, and can (i) elect the majority of the members of the Supervisory Board of Cemig, and (ii) decide matters requiring approval by a specific majority of our shareholders, including transactions with related parties, shareholding reorganizations and the date and payment of any future dividends.

        The operations of Cemig have had and will continue to have an important impact on the commercial and industrial development of the State of Minas Gerais, and on its social conditions. In the past, the State Government has used, and may use in the future, its status as our controlling shareholder to decide that we should engage in certain activities and make certain investments destined, principally, to promote its political, economic or social objectives and not necessarily to meet the objective of improving our business and/or operational results.

  We may not be able to collect a significant receivable from the State Government.

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

        After all of our eligible payables and debt to the Federal Government had been offset against our CRC Account balance, we entered into an agreement with the State Government in May 1995 to transfer the right to receive the balance of our CRC Account from the Federal Government to the State Government in return for a promissory note from the State Government payable in monthly installments plus interest. The assignment agreement relating to this transfer, referred to as the CRC Account Agreement, requires the State Government to make monthly payments to us over twenty years with an initial three-year grace period for interest and principal payments. Interest on the amount receivable under the CRC Account Agreement initially accrued at a rate of 6% per year plus inflation adjustments. Interest commenced accruing on May 2, 1995, and deferred interest during the initial three-year grace period was capitalized.

        The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002. In 2003, we offset a portion of overdue amounts in the value of R$28 million against payments of interest on capital that we are required to make to the State Government as our shareholder. In order to address the settlement of these outstanding amounts, we have undertaken extensive negotiations with the State Government. To date, these negotiations have resulted in the execution of three amendments to the CRC Account Agreement. These amendments divided the outstanding amounts due into three parts.

        The first amendment was signed on January 24, 2001 and its purpose was to change the monetary restatement index from UFIR (Tax Reference Unit Index) to IGPD-DI (Índice Geral de Preços—"General Market Price Index"), since the UFIR was extinguished in October 2000.

        The second amendment covers installments under the CRC Account Agreement originally due between January 1, 2003 and May 1, 2015, and which represented approximately R$1,201 million, as of December 31, 2003. Since this amendment did not include any guarantees that would assure the realization of the amounts due thereunder, we recorded a full provisions for loss for this asset as of December 31, 2001. See Note 3 to our consolidated financial statements. Each of the amendments to the CRC Account Agreement is described more fully under "Item 10 Additional Information—Material Contracts."

        The third amendment restructures past due amounts with original due dates from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. We can offset the amounts due under this amendment, which totaled R$891 million as of December 31, 2003, against payments of dividends and interest on capital that we are required to make to the State Government as our shareholder. As of December 31, 2003, the State Government was entitled to receive approximately R$55.6 million of dividends. Of this amount R$22.5 million was used by the State Government to acquire debentures issued by CEMIG to finance the construction of the Irapé power plant. See "Item 4. Information on the Company—Generation and Purchase of Electric Power—Expansion of Generation Capacity." We have allocated the remaining R$33.1 million to offset overdue amounts under this amendment. Because we have not received payment of the amounts due under this amendment, we do not intend to pay these dividends to the State Government.

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

  If we fail to unbundle our distribution activities into a different company by December 2004, our operations may be adversely affected and if we fail to do so, we may be penalized by the Federal Government.

        According to Law No. 10,848 those companies, including CEMIG, which still operate in a vertically integrated fashion—combining generation, transmission and distribution operations in a single operational company—are required to have a separate company to operate distribution activities by December 2004. Thereafter, Law No. 10,848 provides that the distribution companies are prohibited from operating any other activity, including generation and transmission other than those permitted by the concessions Law, including holding participations in any other company. The separation of distribution activities must be implemented within 18 calendar months from March 18, 2004 (the date of publication of Law No. 10,848/04), subject to penalties that are still to be defined through Presidential Decrees, of the Ministry of Mines and Energy (MME) and ANEEL. Such penalties could, in extreme cases, involve early termination of the concessions. ANEEL may extend the period for unbundling, once for another 18 months calendar months after September, 2005, but we cannot assure you this will occur.

        The imposition of penalties for failure to unbundle distribution activities could adversely affect our business and results of operations.

        Notwithstanding, until December 2004 we may continue to execute agreements not related to distribution activities, including agreements for sale to free consumers. If we do not separate our distribution activities into an individual operating company by December 2004, we will no longer be permitted to execute such agreements and our business, financial condition and results of operations may be adversely affected.

        The failure to reorganize our activities by December 2004, will prevent us from executing our day-to-day activities and may materially compromise our business, financial conditions or results of operations.

        Moreover, the reorganization of our activities do not rely exclusively upon us as, according to the Brazilian Federal Constitution, the approval of a State Law will be necessary for the creation of subsidiaries of State controlled mixed capital company as ourselves. Since the approval of such law by the State Assembly does not depend upon us, we cannot guarantee that we will complete our corporate reorganization by the end of 2004.

  If the unbundling is implemented some creditors might declare the early termination of our financial obligations.

        Most of our long term financial agreements have a covenant that allows the creditors to declare the early termination of our obligations and require the immediate payment of all outstanding debts in the case of a corporate reorganization. We cannot assure you that we will be able to get the approval of the majority of our creditors to the unbundling.

        In addition, the first public issuance of debentures, in the total amount of R$625 million, requires that any waiver to a corporate reorganization must be previously approved by the holders of 2/3 of the outstanding debentures holders. We are unable to assure that we will obtain such approval, in case we fail to obtain such approval we will need to anticipate the payment of the outstanding debts.

  Effective control of CEMIG is subject to judicial challenge.

        In connection with the purchase in 1997 of approximately 33% of our common shares by Southern Electric Brasil Participações Ltda., or Southern, the State Government entered into a shareholders' agreement with Southern, granting Southern control over certain significant corporate decisions. In 1999, the State Government filed a lawsuit seeking to nullify the shareholders' agreement on constitutional grounds. In August 2001, after several rulings and appeals, the Minas Gerais State Court of Appeals ruled that the shareholders' agreement is null and void. In December 2003, this ruling was appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which upheld the Minas Gerais State Court of Appeals ruling. The decision of the Superior Tribunal de Justica is subject to request for amendment and therefore the effective control of CEMIG remains subject to further judicial challenge. As a result, Southern could retroactively challenge the legitimacy of certain decisions taken by our Board of Directors while these legal proceedings are pending. See "Item 8. Financial Information—Legal Proceedings—Shareholders' Agreement" and "Item 10. Additional Information—Material Contracts—Shareholders' Agreement, dated June 18, 1997, between the State Government and Southern."

  We are subject to extensive governmental legislation and regulation and to major regulatory changes that are in the process being implemented by Brazilian Government.

        The Brazilian Federal Government has been implementing policies that have a far-reaching impact on Brazilian power industry, in particular, the electricity industry. As part of the restructuring of the industry, Federal Law No. 10,848 of March 15, 2004, ("Law No. 10,848/04") introduced a new regulatory framework for the Brazilian electricity industry.

        Law No. 10,848/04 remains subject to the enactment of decrees of the Brazilian government and implementing resolutions of ANEEL. Accordingly, we cannot now evaluate the impact it will have on our future activities, financial situation and results of operations.

  Companies holding concessions for distribution of electricity will be required to purchase all of their electricity demand by means of public bids.

        Pursuant to Law No. 10,848/04, we are required to contract 100% of our forecasted electricity demand through public bids conducted by ANEEL or the Electric Energy Trading Chamber (CCEE—Câmara de Comercialização de Energia Elétrica). If our initial forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with short-term electricity purchase agreements. We cannot guarantee that our initial forecasts for electricity demand in our distribution concession areas will be accurate. If they are not, we may not be able to fully pass through in our tariffs our costs of the acquisition of such energy. Additionally, ANEEL may impose certain penalties on us due to failure to accurately forecast demand.

  New rules for sale of electric energy may affect our generation sale prices.

        Pursuant to Law Nos. 10,438/02 and 10,848/04 upon termination of its contracts currently in force, we will only be permitted to sell generating capacity: (i) to distribution companies by means of public bids conducted by ANEEL or CCEE or (ii) to consumers allowed to purchase energy directly from generating companies or Energy Traders (Free Consumers), by means of bids conducted by ourselves or such consumers. If after the unbundling, our price is lower than the price we currently charge under the Initial Contracts, our revenues and our results may be adversely affected. With respect to the Unbundling of our activities please see "Item 4—Unbundling".

        Furthermore, future regulation related to the sale of generating capacity may negatively affect our prices and adversely affect our revenues and results of operations.

        The tariffs we charge for sales of electricity to captive consumers are determined pursuant to a concession agreement with the Federal Government and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.

        ANEEL has substantial discretion to establish the tariffs we charge. Such tariffs are determined pursuant to concession contracts entered with ANEEL and in accordance with ANEEL's regulatory decision-making authority.

        In summary, concession agreements and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (1) the annual adjustment; (2) the periodic revision; and (3) the extraordinary revision. We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the intended effect of which is to reward the good management of our costs while sharing any related gains with customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable events significantly alter our cost structure.

        ANEEL's actions, including the review of our tariffs are subject to auditing by certain the Federal Public Auditing Court (Tribunal de Contas da União). For example, in relation to the methodology adopted by ANEEL for the periodic revision conducted in 2003, the Federal Public Auditing Court has recently decided that such methodology did not consider certain tax benefits obtained by distribution companies, including us resulting in higher tariffs. ANEEL may reconsider the revision index applied to our tariffs in the last revision.

        In general, we cannot assure you that ANEEL will establish rates that will adequately compensate us and that our revenues and results of operations will not be adversely affected. In addition, to the extent any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

  A decision by our customers to become free consumers and purchase electricity from other electricity suppliers could adversely affect our market share, business or results of operation.

        Several of our clients may elect to become free consumers and purchase electricity directly from other generators or traders of electricity instead of purchasing from us at regulated rates. Consumers that opt to be free consumers are primarily industrial customers whose demand generally exceeds 3MW. Consumers that consume between 500kW and 3MW may opt to become free consumers if they choose to purchase their energy from renewable energy sources, such as small hydroelectric facilities or biomass. Future regulation of the electricity industry could enable our other smaller commercial and industrial clients to qualify as free consumers, enabling them to acquire electricity from any supplier. A total of 828 of our clients which currently purchase electricity at regulated rates ("captive consumers") representing annual sales revenue of R$1,369 million, may elect to become free consumers. In addition, we believe that approximately 814 clients, corresponding to 85% of the above-mentioned sales revenues may become eligible in the next five years.

  We may, in the next four years, fail to sell a significant portion of our electricity output.

        From 2005 until 2008, over-capacity in the Brazilian electricity market may reach approximately 8,000 MW (corresponding to almost 19% of the projected market in 2005). The market is not expected to stabilize after 2008, when the projected over-capacity is expected to fall below approximately 3,000 MW (5% of current demand). As long as there is over-capacity and we fail to sell our output at regulated rates through public bids or in the open market at auction, we will be forced to settle for lower prices in the short-term market.

        These events would have an adverse affect on our business, financial condition and results of operations.

  We are strictly liable for any damages resulting from inadequate rendering of electricity services, and our contracted insurance policies may not fully cover such damages.

        Under Brazilian law we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity services. In addition, the damages caused to end consumers as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the ONS or ONS itself, shall be shared among generation, distribution and transmission companies. Until a final criteria is defined, the liability for such damages shall be shared in the proportion of 60% to distribution agents, 20% to transmission agents and 20% to generation agents.

  We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.

        As state controlled mixed capital company we are subject to rules and limits on the level of credit applicable to the public sector issued by the National Monetary Council and by the Brazilian Central Bank. These rules set certain parameters and conditions for financial institutions to be able to offer credit to public sector entities. Thus, if we do not meet these conditions, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan or refinancing our financial obligations. Brazilian legislation also establishes that a state-controlled company, in general, may only use proceeds of external or local transactions (debt, including bonds) only to refinance financial obligations for which there is no other source of repayment. As a result of these regulations, our capacity to incur debt is again limited, and this could negatively affect the implementation of our investment plan or the refinancing of our obligations.

  We could be penalized by ANEEL for failing to comply with the terms of our concession agreements, which could result in fines, other penalties and, depending on the gravity of non-compliance, expropriation of the concession agreements.

        We conduct our generation and distribution activities pursuant to concession agreements entered into with the Brazilian government through ANEEL or DNAEE (now replaced by ANEEL). ANEEL may impose penalties on us if we fail to comply with any provision of the concession agreements, including compliance with the established quality standards. Depending on the gravity of the non-compliance, these penalties could include:

  •
  fines per breach of up to 2.0% of the concessionaire's revenues in the year ended immediately prior to the date of the relevant breach;

  •
  injunctions related to the construction of new facilities and equipment;

  •
  restrictions on the operation of existing facilities and equipment;

  •
  temporary suspension from participating in bidding processes for new concessions;

  •
  intervention by ANEEL in the management of the concessionaire in breach; and

  •
  termination of the concession.

        In addition, the Brazilian government has the power to terminate any of our concessions prior to the end of the concession term in the case of bankruptcy or dissolution, or by means of expropriation for reasons related to the public interest. In the past we were penalized by ANEEL for alleged breach of the concession contract. For example, in January 12, 2003 ANEEL imposed a fine of approximately R$5.6 million due to non-compliance of certain quality standard indexes determined by the concession agreement.

        We cannot assure you that ANEEL will not impose penalties or terminate our concessions in the event of a breach. Any compensation we may receive upon the termination of the concession contract may not be sufficient to compensate us for the full value of certain investments. If any of our concession agreements are terminated and we are at fault, the effective amount of compensation could be reduced through fines or other penalties.

  ANEEL imposed a fine on us for non-compliance with our obligation under our concession contracts in relation to implementation of unbundling by September 19, 2002.

        In 1997, we and other vertically integrated Brazilian electricity companies were required to separate our generation, transmission and distribution operations into separate operational units by September 19, 2002. We did not carry out the unbundling within that time, and ANEEL imposed a fine on us of R$6.5 million. We are contesting payment of this fine. We cannot predict ANEEL's decision in relation to this fine especially in light of the recent issuance of regulations for the new model for the electricity sector. Our total estimated exposure for this claim is fully reserved and we believe we have a meritorious defense against any other possible penalties that may be imposed regarding this matter.

  We are uncertain as to the renewal of our concessions.

        We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Federal Government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the electricity industry. In accordance with the Concessions Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government.

        In light of the degree of discretion granted to the Federal Government by the Concessions Law and the concession contracts with respect to renewal of existing concessions, and given the lack of long-standing precedents with respect to the Federal Government's exercise of such discretion and interpretation and application of the Concessions Law, we cannot assure you that new concessions will be obtained or that concessions will be renewed on terms as favorable as those currently in effect. See "Item 4. Information on the Company—Competition—Concessions" and "The Brazilian Electricity Sector—Legal and Regulatory Matters—Concessions" in Annex A. In addition, it is possible that our large industrial clients be authorized by ANEEL to generate electric energy for self consumption or sale to third parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

  The present structure of the Brazilian electricity sector is highly concentrated in hydroelectric generation, which makes it subject to certain risks.

        The Brazilian electricity industry, highly concentrated in hydroelectric generation, faces a natural limitation to its generation capacity. Hydroelectric power plants cannot generate more electricity than is made possible by the country's water resources. Control of the level of reservoirs by the Operador Nacional do Sistema (National System Operator)—ONS seeks to optimize the level of water available for hydroelectric generation in each of the power plants associated with the respective reservoirs, and also to keep a certain quantity of water in reserve, for emergency situations. In this context, the ONS could, for example, prevent a generating plant located at the beginning of a river from increasing its throughput of water, if this were to negatively affect the other plants further down the same river.

        A large part of our generating capacity, and that of our main suppliers of electricity, is hydroelectric, and depends, significantly on the volume of water in the river basins in which the hydroelectric plants and mini-hydroelectric plants are situated. Natural factors could affect our generating capacity, by increasing or reducing the level of reservoirs.

        Any limitation on our electricity generation capacity could adversely affect our business, financial conditions and results of operations. Similarly, restrictions in electricity generating capacity of the generators which supply our electricity could adversely affect our ability to acquire energy to produce electricity adversely affecting our business, financial condition and results of operations.

        Also, the country's electricity grid transmission system has limitations on the capacity for transmission between the electricity sub-markets (the national grid system is subdivided into sub-markets, for which specific prices will be established, and whose frontiers are set as a function of the existence of lasting significant restrictions on transmission) and inhibit the increase in available generation.

        Periods of prolonged drought or considerable growth in demand for electricity could cause new shortages and/or rationing, which could result in a reduction of revenue, reduced cash flow, costs of repair of equipment damaged by interruption in wholesale supply, and possible claims for damages by consumers suffering losses as a result of compulsory electricity supply cuts.

  Delays in the expansion of our facilities may significantly increase our costs.

        We are currently engaged in the construction of additional hydroelectric plants and the evaluation of other potential expansion projects. Our ability to complete an expansion project on time, within a determined budget and without adverse economic effects, is subject to a number of risks. For instance:

  •
  we may experience problems in the construction phase of an expansion project;

  •
  we may face regulatory or legal challenges that delay the initial operation date of an expansion project;

  •
  our new or modified facilities may not operate at designated capacity or may cost more to operate than we expect;

  •
  we may not be able to obtain adequate working capital to finance our expansion projects; and

  •
  we may encounter environmental issues and claims by the local population during power plant construction.

If we experience these or other problems relating to the expansion of our electricity generation, transmission or distribution capacity, our ability to sell electric energy in amounts in line with our projections may be harmed and we may be exposed to increased costs. Consequently, we may fail to produce the revenues we anticipate in connection with such expansion projects.

  Relatively few customers account for a disproportionately large share of our revenues.

        The majority of the energy we sell is purchased by large industrial customers. Our industrial customers are engaged in the steel, non-ferrous metal, ferroalloy, mining, cement and automotive sectors. For the year ended December 31, 2003, our ten largest industrial customers accounted for approximately 8.9% of our revenues and approximately 11.2% of the total quantity of electricity sold by us. Our industrial customers, in the aggregate, accounted in the year ended December 31, 2003 for 60.4% of our total volume of electrical energy sales to final customers and approximately 40.0% of our revenues of electricity sales to final customers. For more detailed information on our customers, see "Item 4. Information on the Company—Customers and Billing—Customer Base."

        While we have long-term contracts with substantially all of our major customers, any disruption in existing customer relationships could have an adverse effect on our business, financial condition or results of operations. A number of our large industrial clients may become self-power producers, or SPPs and generate electricity for their own use. In April 2002, our largest industrial client in 2001 became an SPP and has gradually reduced the amount of energy it purchases from us since then. See "Item 4. Information on the Company—Customers and Billing." When customers' contracts with us expire, the regulatory system being implemented in the Brazilian electricity industry will allow them to contract with other electric utilities, traders or directly with generators provided that such customers can be classified as free customers (those customers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more). In addition, a slowdown in the manufacturing sector could reduce the energy demands of some of our major industrial customers.

        The occurrence of any of these events could adversely affect our business, financial condition and results of operations. See "The Brazilian Electricity Sector—Legal and Regulatory Matters—Competition" in Annex A.

  After the unbundling, we may have to acquire electricity from other generators to fulfill our contracts to free consumers.

        We currently have contracts with clients who may become free consumers (600MW, on average) and have already chosen this mode of supply. Currently, we provide distribution services to these clients at non-regulated prices. With the unbundling, these contracts may be assumed by the company responsible for generation or could remain in the company responsible for distribution until their termination, without the possibility of renewal. Since this decision has not yet been the subject of regulation by the Federal Government, the risk exists that new regulation will require that these contracts be "backed" exclusively by energy from other generators. In this event, we will have to acquire energy to "back" the contracts, in excess of our own generation as independent power producer and we are uncertain as to the prices of such generation. In this event, our business, financial condition and results of operations could be adversely affected.

  Impositions and restrictions by the environmental agencies could cause additional costs for us.

        Our operations related to the generation, transmission and distribution of electricity as well as to the distribution of natural gas, are subject to various federal, state and municipal laws and regulations, and also to numerous requirements relating to protection of health and the environment.

        Non-compliance with environmental laws and regulations could, independently of the obligation to redress any damages that may be caused, result in criminal and administrative sanctions being applied. Based on Brazilian legislation, penalties such as restricting rights, and even imprisonment, may be applied on criminal sphere to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may impose warnings and fines, require partial or total suspension of activities; suspend or restrict of tax benefits cancel or suspend of financing lines from official lending establishments as well as prohibit the entity from contracting with public bodies, companies and authorities. Any of these events could adversely affect our business, financial condition or results of operations.

  Brazilian law might permit claims against our shareholders for damages we cause to the environment.

        Pursuant to the Brazilian Environmental Law the corporate structure of a company may be disregarded if that structure impedes recovery of damages for environmental liabilities. This is an unusual provision, applied only if there has been fraud or abuse. Although we are not aware of any successful assertion of claims against shareholders based on Environmental Law, we cannot give assurance that this will not happen.

  There are contractual restrictions on our capacity to incur debt.

        We are subject to certain restrictions on our ability to incur debt due to (i) laws that limit companies such as ours, that are controlled by the state or other governmental entities; and to (ii) covenants set forth in our loan agreements entered. In the event of our non-compliance, with any term of these agreements, the total of principal, future interest and any penalties due under these agreements may become immediately due and payable. Early maturity of our obligations could adversely affect our financial condition especially in light of cross default provisions in several of our loan and financing contracts. The existence of limitations on our indebtedness could prevent us from borrowing to finance our operations or to refinance our existing obligations which could adversely affect on business, financial conditions and results of operations.

  Our level of consumer default could adversely affect our business, financial condition and results of operations.

        As of December 31, 2003, our total past due receivables from final consumers were approximately R$604 million, corresponding to 10.0% of our net revenue for 2003. Approximately 31.0% of the past due receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting clients which are being renegotiated. If these debts are not totally or partially recovered, we will experience a material adverse impact on our results of operations.

  We may not be able to complete our proposed capital expenditure program.

        We plan to spend approximately R$5.1 billion during the period from 2004 through 2008 on the construction of new power installations and the refurbishment and maintenance of existing power plants and transmission and distribution systems. Our ability to carry out this capital expenditure program is dependent upon a variety of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other contingencies. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give you any assurance that we will have the financial resources to complete this program.

  Difficulty in financing our capital requirements could lead to shareholding dilution.

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

  Our investment in the telecommunications sector may not have the return we expect.

        Infovias, our telecommunications subsidiary, began operations in January 2001 and its subsidiary, WAY TV Belo Horizonte S.A., began operations in 2002. We consider these businesses to be a strategic use of our existing infrastructure. The telecommunications business will require additional investments to be considered complete and competitive. We perform periodic evaluations of Infovias and WAY TV, in order to determine their ability to run their businesses on a stand-alone and profitable basis, as well as to determine the need for an impairment reserve for this investment. Currently available projections did not reveal the need for such an impairment reserve.

  We operate without general third party liability and catastrophe insurance policies.

        We do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods, for business interruption risk or for operating system failures. Accidents or catastrophic events may adversely affect our business, financial condition or results of operations. See "Item 10. Additional Information—Insurance."

  We will need short-term funds to pay and refinance our obligations.

        On December 31, 2003, our total debt was R$3,991 million, of which R$1,660 million matures in 2004. Of our total debt, R$1,712 million was contracted in foreign currency, of which R$1,045 million matures in 2004.

        As a result of the situation, we need funds in the short term to pay and refinance these obligations. For this reason, we are refinancing our debt profile in 2004 to lengthen maturities. We plan to raise approximately R$1.6 billion in 2004.

        We cannot assure you that we will be able to raise these funds within the periods, in the amounts necessary or competitive rates. If the refinancing does not successfully take place, we may not be able to pay our debt. On the other hand, if we simply pay our debt without refinancing, our investment program could suffer significant delays, prejudicing our future outlook.

  We have a high level of indebtedness and other obligations in foreign currency, principally in United States dollars.

        At the beginning of 1999 Brazil adopted a new foreign exchange policy based on free float of the exchange rate. After the introduction of this new policy, the Brazilian currency was extremely volatile, stabilizing at the end of 2000. Starting from the first quarter of 2001, however, the Brazilian currency underwent a substantial depreciation in relation to the United States dollar, principally as a result of crises in external markets, deterioration of domestic macroeconomic factors and reduction of direct investments in emerging markets.

        Our results of operations could be affected by further depreciation of the Brazilian currency, principally because a significant part of our indebtedness is denominated in foreign currency (mainly the United States dollar), or linked to the foreign currency exchange rate, while our revenue is obtained in reais. Our debt in foreign currency at December 31, 2003 was R$1,711 million, equivalent to 42.9% of our total gross debt.

  We may incur losses in connection with pending litigation and arbitration.

        We are currently defending several legal proceedings relating to civil, administrative, environmental, tax and other claims. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include reserves relating to litigation and arbitration claims totaling R$263 million as of December 31, 2003 (excluding labor-related matters) for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. In the event that our reserves for litigation and arbitration claims prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have an adverse effect on our business, financial condition or results of operations.

  Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

        Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into a collective bargaining agreement with the labor unions representing most of these employees.

        We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and hazardous occupation compensation. As of December 31, 2003, these employees were seeking, in the aggregate, approximately R$113 million in compensation, and at that date we had accrued a liability of approximately R$91 million with respect to these. For a more detailed discussion of labor-related proceedings, see "Item 8. Financial Information—Legal Proceedings—Labor and Pension Fund Obligations."

        We have not experienced any material labor unrest during the last three years. Nevertheless, our operations might be interrupted by a labor disturbance in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor action. In the event of a strike, we might face an immediate loss of revenue.

        Contract disputes, strikes, legal claims or other types of conflicts relating to our employees or the labor unions that represent them may have an adverse effect on our business, financial condition or results of operations and our ability to maintain ordinary service levels or otherwise operate our business in the manner that our customers expect.

  Foreign shareholders may not be able to enforce judgments against our directors or officers.

        All of our directors and officers named in this annual report reside in Brazil. Substantially all of our assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible for foreign shareholders to effect service of process within the United States or other jurisdictions outside Brazil upon these persons, attach their assets, or enforce against them or us in United States courts, or the courts of other jurisdictions outside Brazil, judgments predicated upon the civil liability provisions of the securities laws of the United States or the laws of such other jurisdictions. See "Item 10. Additional Information—Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons."

Risks Relating to Brazil

  The Brazilian government exercises a significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.

        The Brazilian government intervenes frequently in the country's economy, in monetary, fiscal and regulatory policy. Our business, financial condition and results may be adversely affected by changes in government policies, and also by:

  •
  fluctuations in the exchange rate;

  •
  inflation;

  •
  instability of prices;

  •
  changes in interest rates;

  •
  fiscal policy;

  •
  other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

  •
  control on capital flow; and

  •
  limits or foreign trade.

        Measures by the Brazilian government to maintain economic stability, and also speculation on any future acts of the government, can generate uncertainties in the Brazilian economy and increased volatility in the domestic capital markets, adversely affecting our business, financial condition or results of operations. If the political and economic situations deteriorate, we may face increased costs.

        The real appreciated by 18.28% relative to the U.S. dollar in 2003 due to the adoption, by the incoming President, of a new macroeconomic policy. On January 2, 2003, the noon buying rate for reais was R$3.5425 per US$1.00 compared to R$2.8950 per US$1.00 on December 31, 2003. However, in 2004 the real experienced high volatility with fluctuations against the U.S. dollar. Under the current free-floating currency exchange rate system, there can be no assurance that the real will not depreciate or appreciate against the U.S. dollar and other currencies.

  The effect of inflation, and of government measures designed to combat it, can adversely affect the Brazilian economy, in general, and us.

        Prior to 1994, Brazil suffered extremely high inflation rates. Inflation, and also the government measures to combat it, affected all the sectors of the Brazilian economy negatively. In 1994, the government put in place its "Real Plan", aiming to reduce inflation and build the basis for sustainable economic growth.

        Since the introduction of the real, the inflation rate has remained stable and much lower than in previous periods, but international events such as the crisis in emerging markets, the terrorist attacks in the United States and recent military conflicts have caused and could again cause destabilizations of the international markets, with repercussions for the Brazilian economy, such as an increase in the real/Dollar exchange rate, and increases in the price of oil, which could cause an increase in inflation.

        On June 30, 1999, Brazil's National Monetary Council set target values for the IPCA inflation index for the three years 1999, 2000 and 2001 of 8.0%, 6.0%, and 4.0%, respectively, each having a tolerance band of two percentage points above and below these central targets. The target was met in 2000, with IPCA inflation of 6.0%. In the years 2001, 2002 and 2003 the target was not met: inflation was 7.7% in 2001, 12.5% in 2002 and 9.3% in 2003. On June 25, 2003, the National Monetary Council set target levels of 5.5% and 4.5%, respectively for the IPCA index of the years 2004 and 2005, with tolerance bands of 2.5 percentage points above and below each of these targets. The inflation targets for the years 2004 and 2005 may not be met. Measures that the Federal Government may adopt in an attempt to meet the established inflation targets, or any such targets which may be set in the future, could adversely affect the Brazilian economy and, consequently, our business, financial condition and results of operations.

        If inflation rates increase considerably, our business, financial condition and results of operations could be adversely affected. Additionally, there is a possibility that the increase in the inflation rates might not be passed through in the tariffs we charge. If this pass-through does not take place, our operating costs and expenses could increase, without a corresponding increase in revenue, which would adversely affect our financial condition, our capacity to generate cash and our results of operations.

  Changes in economic and market conditions in other countries, principally the emerging markets, Latin America and the United States, could adversely affect the Brazilian economy and our business.

        The Brazilian economy and Brazilian companies have, to different levels of intensity, been affected by the economic and market conditions of other countries, and also by the reactions of investors to such conditions. The supply of credit to Brazilian companies is influenced by the economic and market conditions of Brazil and, in varying degrees, by the market conditions of other countries, principally the emerging countries, Latin America and the United States.

        Events or conditions of other emerging countries have in the past significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflow of funds, and decreases in the volume of foreign investment in Brazil.

        Future events in emerging countries, and also any measures taken by the governments of these countries, could reduce the supply of credit in the local and international markets, adversely affecting the Brazilian economy and our business, financial condition and results of operations.

        Other source of instability in the Brazilian economy could be the high deficits on the public accounts and on the balance of payments of the United States. Emerging economies are more vulnerable to fluctuations in the international capital markets than those of more developed countries and strong fluctuations of the U.S. dollar could adversely affect the Brazilian economy and the availability of capital in the international markets.

        Due to the characteristics of the Brazilian electricity industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations which could adversely affect our business, financial condition and results of operations.

  The Federal Government is carrying out a reform in the tax legislation which could increase the tax burden for Brazilian companies.

        The Brazilian government is implementing a reform of the tax legislation which could result in an increase in the rates of various taxes that are imposed on Brazilian companies. One that may be taken as an example is the COFINS contribution which was increased from 3% to 7.6%. For companies in the electricity industry, increases in tax burden are usually passed through to consumers via increases in tariffs. If the increase in tariffs resulting from this pass-through is considerable, there could be a reduction in consumption of electricity which would adversely affect our business, financial condition and results of operations. If we cannot pass this increase through to electricity consumers, our business, financial condition and results of operations could be negatively affected.

Risks Relating to the Preferred Shares and ADSs

  The preferred shares and ADSs generally do not have voting rights.

        In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the ADSs, are not entitled to vote at our shareholders' meetings, except in very limited circumstances. Holders of ADS may also encounter difficulties in the exercise of certain rights, included limited voting rights. Under some circumstances, such as failure to provide the depositary with voting materials on a timely basis, holders of ADSs may not be able to vote by instructing the depositary.

  Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

        You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Federal Government imposed remittance restrictions for approximately three months in late 1989 and early 1990. Restrictions like these would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, from reais into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure you that the Federal Government will not take similar measures in the future. See "Item 3. Key Information—Exchange Rates."

  Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

        The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless you obtain your own certificate of registration under Resolution No. 2,689 of January 26, 2000, of the Brazilian Conselho Monetário Nacional, or National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and Comissão de Valores Mobilíarios (the Brazilian securities regulatory body), or the CVM. In order to complete this process, the investor will usually need to have a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the depositary bank's certificate of registration, subject to certain conditions. See "Item 10. Additional Information—Taxation—Brazilian Tax Considerations."

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

  The relative volatility and illiquidity of the Brazilian securities market may adversely affect our shareholders.

        Investing in Latin American securities, such as the preferred shares or the ADSs, involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, such as, among others:

  •
  changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, with respect to their investments; and

  •
  restrictions on foreign investment and on repatriation of capital invested.

        The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bolsa de Valores de São Paulo—BOVESPA, or São Paulo Stock Exchange, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately US$233.8 billion as of December 31, 2003 and an average monthly trading volume of approximately US$5.9 billion for 2003. In comparison, the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of US$17.3 trillion as of December 31, 2003 and an average monthly trading volume of approximately US$807.7 billion for 2003.

        There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 49.84% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2003. The top ten stocks in terms of trading volume accounted for approximately 53.5% of all shares traded on the São Paulo Stock Exchange in 2003. See "Item 9. The Offer and Listing—Trading Market."

  Shareholders may receive reduced dividend payments if our net income does not reach certain levels.

        Under the Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, based on our financial statements prepared in accordance with the accounting practices adopted in Brazil, with holders of preferred shares having priority of payment. In addition, our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 10% of the par value of our shares or 3% of the book value of our shares. If our net income is none or insufficient in a fiscal year, our management may recommend at the annual shareholders' meeting in respect of that year that the payment of the mandatory dividend should not be made. However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares (other than public and governmental holders) in the event that mandatory distributions were not made for a fiscal year. See "Item 8. Financial Information—Dividend Policy and Payments" for a more detailed discussion.

  Holders of the ADSs and holders of preferred shares have less well-defined shareholders' rights than holders of shares in U.S. companies.

        Our corporate governance, disclosure requirements and accounting standards applicable to Brazilian companies are governed by our by-laws and by the Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. Your rights to protect your interests relative to actions taken by our Board of Directors or by our controlling shareholder may be less well defined and less well supported by established rules and judicial precedents than under the laws of certain jurisdictions outside Brazil.

        Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities market is not as highly regulated and supervised as the U.S. securities market or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests are less developed and enforced in Brazil than in the United States, potentially disadvantaging holders of the preferred shares and ADSs.

  Shares eligible for future sale may adversely affect the market price of the preferred shares and the ADSs.

        Sales of a substantial number of shares or the perception that such sales could take place could adversely affect the prevailing market price of the preferred shares and ADSs. As a consequence of the issuance of new shares or sales by existing shareholders, the market price of the preferred shares and, by extension, the ADSs, may decrease significantly.

  You may not be able to exercise preemptive rights with respect to the preferred shares.

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

  Amendments to the Brazilian Corporate Law may negate the State Government's liability for our ADS obligations in certain circumstances.

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

        In addition, pursuant to Law No. 10,303, we are no longer immune from falência (similar to U.S. bankruptcy proceedings). In fact, if we become insolvent, we will be subject, as a debtor, to either concordata (debt restructuring) or falência. For more information regarding amendments to the Brazilian Corporate Law, see "Item 10. Additional Information—Amendments to the Brazilian Corporate Law."

Item 4.    Information on the Company

Organization and Historical Background

        We were organized in Minas Gerais, Brazil on May 22, 1952 as a sociedade de economia mista (a state-controlled mixed capital company) with limited liability and indefinite duration, pursuant to Minas

Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree 3,710 of February 20, 1952. Our full legal name is Companhia Energética de Minas Gerais—CEMIG, but we are also known as CEMIG. Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. Our main telephone number is (55-31) 3299-3711.

        We are the largest concessionaire of electric power generation, transmission and distribution in Minas Gerais. We operate our generation, transmission and distribution businesses pursuant to concession agreements with the Federal Government. Until 1997, we had individual concessions for each of our generation facilities and for various regions within our distribution area. On July 10, 1997, we entered into new concession agreements with ANEEL that consolidated our various generation concessions into one agreement and our several distribution concessions into four distribution concessions covering the northern, southern, eastern and western regions of Minas Gerais. On the same date, we also entered into a new concession agreement with ANEEL with respect to our transmission operations.

        At December 31, 2003, we generated electricity at 44 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed capacity of 5,771 MW. At the same date, we owned and operated 3,016 miles of transmission lines and 223,317 miles of distribution lines. We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

        The Brazilian electricity industry is undergoing extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subjected to increased competition. For a more detailed description of regulatory changes that we expect to affect our business, see "The Brazilian Power Industry" in Annex A.

        Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies. In 1986, we created Companhia de Gás de Minas Gerais—GASMIG, or Gasmig, as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais.

        Additional Minas Gerais state legislative changes enacted in 1997 authorized us to participate in non-energy activities that can be carried out using our operating assets. In January 1999, we incorporated Empresa de Infovias S.A., or Infovias, a telecommunication service provider, as a joint venture with AES Força Empreendimentos Ltda., part of the AES Corporation Group. In 2002, we purchased AES Força Empreendimentos Ltda.'s interest in Infovias. We also provide consulting services and have entered into consulting agreements with electricity companies in several countries.

Brazil's Energy Market

  General

        As a general rule, in the Brazilian electricity sector, generation, transmission and distribution activities are separated, but conducted by a small number of companies that are vertically integrated. Traditionally, these companies had always been the property of either the Federal Government, or of governments of Brazil's individual states. In the last ten years, several companies controlled by the state were privatized, in an effort to increase efficiency and competition. The previous administration stated its objective to privatize the state-controlled part of the electricity sector, but the present administration has stopped this process, and moved in a new direction toward implanting a "New Model" for Brazilian electricity as set forth in Law No. 10,848, of March 15, 2004.

  The New Model

        The main objectives of the new model are to guarantee: (i) security of supply; and (ii) reasonableness of tariffs. To guarantee supply, the new model creates the requirements (a) that distributors must contract their entire load, and will be responsible for making realistic calculations of the generation requirement that will back this load and (b) that building new hydroelectric and thermal plants will be determined in ways that best balance security of supply and reasonableness of tariffs. The means of achieving reasonableness of tariffs are to be the following: (a) all purchases of electricity are to be by auction, on the lowest-tariff criterion; (b) contracting is to be by joint tender of the distributors (the "Pool" system); and (c) contracting of load will be separated into two types: (i) contracting of the electricity of the new plants will target expansion; and (ii) contracting of the electricity of the existing plants will target the existing market—both types of transactions will always be by tender.

        The new model also creates two environments for contracting of electricity supply: (i) the Regulated Contracting Environment (ACR), for contracting of electricity to meet the demands of distributors supplying captive consumers under regulated tariffs; and (ii) the free contracting environment (ACL), for contracting of energy to supply free consumers, through freely negotiated contracts. Distributors will be allowed to operate only in the regulated environment, while generators may operate in both, maintaining their competitive characteristic.

        Planning of expansion of the sector will be deterministic, and executed by the concession-granting power. Two new institutional agents will be created: the Energy Research Company (EPE), a state-controlled company responsible for execution of the planning of expansion of generation and transmission; and (ii) the Electricity Trading Chamber (CCEE), a private company, which will be the successor of the MAE and will be responsible for management of the joint contracting of electricity to meet the needs of regulated consumers (the "Pool" system).

  Regulation under the new model

        The Brazilian electricity industry is regulated by ANEEL. After the enactment of Law No. 10,848, ANEEL's primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by the MME and to respond to matters which are delegated to it by the Brazilian government and by the Ministry of Mines and Energy—MME. ANEEL's current responsibilities include, among others, (i) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity tariffs, (ii) enacting regulations for the electricity industry, (iii) implementing and regulating the exploitation of hydroelectric resources, (iv) promoting public bidding process for new concessions, (v) settling administrative disputes among electricity generation entities and electricity purchasers and (vi) defining the criteria and methodology for the determination of transmission tariffs.

        The government is likely to have completed regulation of Law No. 10,848/04, through Decrees and Resolutions, in the near future, but with the commitment to hold prior public hearings to gather suggestions from agents and the community. For us, the most important items pending regulation of Law 10,848/04 are: (i) rules governing the purchase and sale of electricity in the regulated and free market comprising, among other things, the criteria for the formation of electricity prices in the regulated market and the conditions in which distributors will purchase electricity therein (e.g. the anticipation thresholds to be observed in such purchases) and (ii) conditions and limits of passthrough to end consumers of the prices of acquisition of electricity in the regulated market. We are making all possible efforts in representations to and with industry associations and government bodies to obtain the optimum balance between the regulations on these points and the company's interest.

  Rates

        Electric energy rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in accordance with the provisions under the relevant concession contracts. Each distribution company's concession contract provides for an annual tariff adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel A costs are the portion of the regular rate calculation formula, which provides for the recovery of certain costs that are not within the control of the distribution company. Parcel B costs, however, are restated for inflation in accordance with the IGP-M index.

        As part of our annual rate adjustment ANEEL, through Resolution No. 83 dated as of April 7, 2004, provided for an average increase in the rates that we can charge end users from April 2004 until April 2005. In May 2004, ANEEL re-issued Resolution No. 83 and revised the basis for such average increase. We believe that based on the average increase in rates provided for in the re-issued Resolution No. 83, we will be unable to achieve the revenue authorized in the concession agreement. We have filed an administrative proceeding against ANEEL seeking a reinstatement of the original resolution No. 83 average increase in the rates we can charge from April 2004 to April 2005. We cannot assure you that Resolution No. 83 and the rates set forth thereunder will not have an adverse effect on our financial condition or results of operations.

        Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica) every four or five years. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company's concession and (ii) determining the X factor, which is based on three components: (a) expected gains of productivity from increase in scale, (b) evaluations by consumers (verified by ANEEL) and (c) labor costs.

        On April 8, 2003, we went through our first periodic rate revision and ANEEL established a 31.53% temporary average increase to be applied to our rates. On April 7, 2004, through Resolution No. 71, ANEEL reconsidered such decision and established a 37.86% temporary average increase to be applied to our rates. In order to guarantee low rates to our end consumers, ANEEL only allowed us to reposition our tariffs up to 31.22% retroactive to April 8, 2003. ANEEL has also indicated that the rate adjustments expected for the years from 2004 to 2007 will be adjusted in equal installments to recover the difference between the average rate increase of 37.86% we were entitled to and the 31.22% rate adjustment that was authorized. In fact, on April 7, 2004 our rate adjustment increase considered a portion of such difference.

        In addition, concessionaires of electricity distribution are entitled to extraordinary review of tariffs (revisão extraordinária), on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

        ANEEL has also issued regulations that govern the access to the distribution and transmission facilities and establish the rate for use of the local distribution grid, or Distribution Usage Rates ("TUSD"), and the rate for the use of the interconnected transmission grid, or Transmission Usage Rates ("TUST"). The rates to be paid by distribution companies, generators and independent customers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the revenues that are permitted of transmission concessionaires pursuant to their concession contracts. For more detailed information regarding the rate-setting structure in Brazil, see "The Brazilian Power Market—Tariffs" in Annex A.

  Concessions

        Under the Brazilian Constitution, companies seeking to construct or operate a generation, transmission or distribution facility in Brazil are required to apply for an authorization or a concession from ANEEL, which is generally granted through a public bidding process. Concessions grant exclusive rights to generate electricity in a particular plant, and transmit or distribute electricity in a particular area for a specified period of time, generally 35 years for new generation concessions, 30 years for new transmission and distribution concessions, and 20 years for the renewal of existing concessions. For more detailed information regarding concessions, see "The Brazilian Power Market—Concessions" in Annex A.

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

Unbundling

        Companies that currently operate in a vertically integrated manner, as we do, are required to segregate their activities of generation, transmission and distribution into different operating companies. The stated goal of this regulatory requirement is: (i) preventing cross-subsidies between the tariffs for generation, transmission and distribution; and (ii) stimulating competition in the segments of the sector in which competition is possible (generation and sale), while improving the system of regulation for the segments in which there is a monopoly of the network (transmission and distribution).

Unbundling under the New Industry Model

        Law No. 10,848/04, which provides for the new industry model, prohibits holders of distribution concession, permissions or authorizations that operate in the interconnected power system from: (i) performing activities related to generation, transmission and sale of energy to free consumers at freely negotiated prices; (ii) holding interest in other companies, directly or indirectly, other than (a) in companies whose corporate purpose is to manage financial resources necessary for rendering of services or (b) as provided in the concession contracts; or (iii) performing activities outside its corporate purpose, except as provided by law and the concession contracts. These restrictions do not apply to distributors: (i) supplying energy to isolated electricity systems; (ii) supplying its own market, provided such market has a demand of less than 500GWh/year and the totality of energy produced is destined to such market; or (iii) when funding, investing or borrowing funds destined to the distributor itself or a company of the same economic group, subject to prior agreement by ANEEL. Vertically integrated companies may continue to perform these activities until December, 2004.

        Similarly, holders of generation concessions or authorizations that operate in the interconnected system may not be affiliates or controlling shareholders of companies which are responsible for distribution activities.

        Holders of concessions, permissions and authorizations for generation and distribution have 18 months in which to adapt to the rules for unbundling referred to above, from the date of publication of Law No. 10,848/04—that is, until September 2005. ANEEL may extend this period, once, for 18 months, if the concessionaire is unable to comply with the requirements for reasons outside its control.

        We are in the process of unbundling our vertically integrated businesses but cannot assure you we will complete this process within the legal time frame. If we do not, there could be an adverse effect on our business, financial condition and results of operations.

Unbundling in the Concession Contracts

        The obligation to implement the unbundling of the generation, transmission and distribution activities in separate operational companies was already provided for several concession contracts.

According to such contracts, the corporate reorganization should have been concluded by December 31, 2000, but we failed to comply with this deadline.

        As a result of such non-compliance, ANEEL imposed a fine of R$3.7 million on us at the beginning of 2001, which we contested, achieving not only its cancellation by ANEEL, but also a new deadline for completing the corporate reorganization, namely September 19, 2002. Since we also failed to complete the process by the new deadline, ANEEL imposed another fine on us, of R$6.5 million, on November 11, 2002. On April 3, 2003 we appealed this fine, applying for its suspension. At present, there is no outcome on such appeal. Our total estimated exposure for this claim is fully reserved and we believe although we have a meritorious defense against any other possible penalties that may be imposed regarding this matter. We believe ANEEL is likely to analyze these proceedings taking into consideration the new regulations of the electricity industry, so that in practice, it is unlikely that there is going to be an outcome before September 2005.

        Our Board of Directors has authorized a corporate reorganization of the company, and (i) we have already submitted for ANEEL's prior approval a proposal of our corporate reorganization and a timetable of events and (ii) subject to ANEEL's approval, we are taking all administrative measures to implement such reorganization. In any event, a State Law will be required in order for us to complete our corporate reorganization as the Brazilian Federal Constitution requires previous legal authorization for the creation of subsidiaries of State controlled mixed capital company.

        Since the approval of such law by the State Assembly does not depend upon us, we cannot guarantee that we will complete our corporate reorganization by the time we intend to do so. In any case, our intention is to have completed our corporate reorganization in order to have wholly owned subsidiaries, each responsible for one of the industry activities, i.e., generation, transmission and distribution, by the end of 2004. We may decide, upon ANEEL's prior approval, to have one wholly owned subsidiary responsible for both generation and transmission activities.

        See "Risk Factors—Risks Relating to CEMIG—Difficulties relating to the restructuring of our operations could adversely affect our business."

Capital Expenditures

        Capital expenditures for the years ended December 31, 2003, 2002 and 2001, in millions of reais, are as follows:

	Year ended December 31,
	2003	2002	2001
Generation power projects—under Consortia	251	233	179
Infovias equity acquisition	—	87	—
Others	4	16	44

Total capital expenditures under Consortia and affiliates	251	336	223

Generation power projects—under Property, plant and equipment	347	180	6
Transmission network expansion	97	59	47
Distribution network expansion	263	278	206
Others	75	119	64

Total capital expenditures under property, plant and equipment	782	636	323

        As of March 31, 2004, we spent R$177 million on capital expenditures. We currently project total capital expenditures of approximately R$1,081 million in 2004. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity.

Business Overview

  General

        During 2003, we generated at our own plants approximately 66.2% of the aggregate amount of energy sold by us to end users and losses due to technical and non-technical reasons, and we purchased the balance from third parties. We are required, like other Brazilian electric utilities, to purchase electricity from Itaipu in an amount determined by the Federal Government based on our electricity sales. See "—Generation and Purchase of Electric Power—Purchase of Electric Power—Itaipu." In addition, we purchase energy from other concessionaires and the interconnected power system. See "—Generation and Purchase of Electric Power—Purchase of Electric Power—Interconnected Power System." We also purchase energy generated by SPPs and independent power producers, or IPPs, that are located within our concession area.

        The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

ELECTRIC ENERGY BALANCE (CEMIG MARKET)

	Year ended December 31,
(GWh)
	2003	2002	2001
RESOURCES	51,927	49,372	46,984

Electricity generated by Cemig	27,025	21,608	18,957
Electricity generated by SPPs	1,650	1,234	1,003
Electricity generated by Ipatinga(1)	351	348	344
Electricity generated by Sá Carvalho(2)	305	425	325
Electricity purchased from Itaipu	12,220	12,735	11,935
Electricity purchased from the interconnected power system and other concessionaires	10,317	13,022	14,420
Horizontes Energia S.A.	59	—	—

REQUIREMENTS	51,927	49,372	46,984

Electricity delivered to final customers	35,071	34,862	34,279
Electricity delivered to SPPs	1,323	1,323	1,323
Electricity delivered to Ipatinga(1)	351	348	344
Electricity delivered to Sá Carvalho(2)	305	425	325
Electricity delivered to the interconnected power system and other concessionaires	9,318	7,863	7,120
Horizontes Energia S.A.	59	—	—

SUBTOTAL 1—MARKET IN CONCESSION AREA	46,427	44,821	43,391

Electricity delivered to final customers out concession area	177	—	—
SPPs Contracts short terms out concession area	402	—	—

SUBTOTAL 2—MARKET OUT CONCESSION AREA	579	—	—

Losses(3)	4,921	4,551	3,593

(1)
This refers to Usina Térmica Ipatinga S.A. See "—Generation and Purchase of Electric Power—Generation Subsidiaries."

(2)
This refers to Sá Carvalho S.A. See "—Generation and Purchase of Electric Power—Generation Subsidiaries."

(3)
Energy losses are cumulative for the periods ending on the dates specified and occur primarily in the ordinary course of transmission and distribution of electric energy and, to a lesser extent, as a result of illegal connections and for other reasons. See "—Energy Losses."

  Generation

        At December 31, 2003, we were the sixth largest electric power generation concessionaire in Brazil as measured by total installed capacity. At December 31, 2003, we generated electricity at 44 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed generation capacity of 5,771 MW, of which hydroelectric plants accounted for 5,599 MW, thermoelectric plants accounted for 171 MW and our wind farm accounted for 1 MW. Seven of our hydroelectric plants accounted for approximately 87% of our installed electric generation capacity in 2003. We supplied approximately 97% of the electricity consumed in Minas Gerais during 2003. During the year ended December 31, 2003, we generated approximately 66.2% of the aggregate amount of electricity we delivered to end users or lost due to technical and non-technical reasons. See "—Energy Losses."

  Transmission

        We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to end users. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the national transmission grid regulated by the ONS. See "The Brazilian Power Market" in Annex A. As of December 31, 2003, our transmission network in Minas Gerais consisted of 1,350 miles of 500 kV lines, 1,203 miles of 345 kV lines and 464 miles of 230 kV lines, as well as 31 substations with a total of 91 transformers and an aggregate transformation capacity of 15,169 MVA.

  Distribution

        We have an exclusive distribution concession in Minas Gerais that grants us exclusive rights to supply electric energy to consumers within our concession area except for consumers that may be eligible, in accordance with the legislation, to become free consumers (currently consumers with demand of higher or equal to 3 MW). Our concession area covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2003, we owned and operated 233,317 miles of distribution lines, through which we supplied electricity to nearly 5.7 million customers. At December 31, 2003, we were the largest electricity distribution concessionaire in Brazil in terms of GWh sold to end users. Of the electricity we supplied to final customers as of December 31, 2003, 59.2% was to industrial customers, 17.8% was to residential customers, 9.3% was to commercial customers and 13.7% was to rural and other customers.

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

Revenue Sources

        The following table shows the revenues attributable to each of our principal revenue sources for the periods indicated:

	Year ended December 31,
	2003	2002	2001
Electricity sales to final customers	7,179	5,458	4,587
Regulatory extraordinary rate adjustment	63	281	789
Deferred rate adjustment	199	—	—
Electricity sales to the interconnected power system	56	161	517
Use of basic transmission network	257	185	154
Natural gas sales	367	200	116
Services rendered	31	23	24
Telecommunication and other	70	37	10

Total	8,222	6,345	6,197

Generation and Purchase of Electric Power

  Generation

        The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2003:

Facility	Installed Capacity (MW)		Assured Energy(1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession Expires
Major Hydroelectric Plants
São Simão	1,710		1,281.00		1978		29.6	January 2015
Emborcação	1,192		497.00		1982		20.7	July 2005
Nova Ponte	510		276.00		1994		8.8	July 2005
Jaguara	424		336.00		1971		7.3	August 2013
Miranda	408		202.00		1998		7.1	December 2016
Três Marias	396		239.00		1962		6.9	July 2015
Volta Grande	380		229.00		1974		6.6	February 2017
Salto Grande	102		75.00		1956		1.8	July 2015
Sá Carvalho	78		58.00		2000	(2)	1.4	December 2024
Itutinga	52		28.00		1955		0.9	July 2015
Camargos	46		21.00		1960		0.8	July 2015
Porto Estrela	37	(3)	18.60	(3)	2001		0.6	July 2032
Igarapava	30.5	(4)	19.72	(4)	1999		0.5	December 2028
Funil	88	(5)	43.61	(5)	2002		1.5	December 2035
Piau	18		8.00		1955	(2)	0.3	July 2015
Gafanhoto	14		6.68		1946		0.2	July 2015
Smaller Hydroelectric Plants	114		61.88		—		2.0	—
Thermoelectric Plants
Igarapé	131		93.00		1978		2.3	August 2004	(6)
Ipatinga	40		—		2000	(2)	0.7	December 2014
Formoso	0.4		0.22		1992		0.0	Indefinite
Wind Farm	1		0.30		1994		0.0	—

Total	5,771		3,494.00		—		100.0%	—

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

(6)
A renewal request for 20 more years has been made to ANEEL.

        The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
Voltage of Connection Lines
	2003	2002	2001
500 kV	4.3	4.3	4.3
345 kV	0.6	0.6	0.6
138 kV	5.5	5.5	4.9
34.5 kV	21.7	21.7	21.7

Total	32.1	32.1	31.5

	Step-Down Transformation Capacity(1) of Generation Substations
	As of December 31,
	2003	2002	2001
Number of step-down substations	48	48	46
MVA	6,240	6,240	6,142

(1)
Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at an reduced voltage for further distribution.

  Generation Subsidiaries

        We have formed in Minas Gerais, Brazil, the following wholly owned subsidiaries to operate certain of our generation facilities and to hold the related concessions:

        Usina Térmica Ipatinga S.A.    We operate the Ipatinga thermoelectric plant through our subsidiary Usina Térmica Ipatinga S.A. This plant is an SPP installed and operated within the premises of Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS, or Usiminas, a large Brazilian steel manufacturer. The plant supplies power to a large steel mill owned by Usiminas located in eastern Minas Gerais. We acquired the Ipatinga plant in 2000 for R$90 million from Usiminas as payment for outstanding power supply debts. We have signed a power purchase agreement with Usiminas for power produced at Ipatinga. The plant currently has an installed capacity of 40 MW, generated by two units that began operating in 1984 and that use blast furnace gas as fuel.

        Sá Carvalho S.A.    We operate the Sá Carvalho hydroelectric power plant, located on the Piracicaba River in the municipality of Antônio Dias in the State of Minas Gerais, through our subsidiary Sá Carvalho S.A., which we acquired in 2000 for R$87 million from Acesita S.A., or Acesita, a steel company. This acquisition was funded by an issuance of debentures by a special trust, UHESC S.A., which we are obligated to repay. On June 5, 2003, we renegotiated the interest rate applicable to 46.67% of the aggregate principal amount of these debentures for the following two year period and the remaining 53.33% was redeemed for R$64 million.

        Cemig Capim Branco Energia S.A.    We incorporated Cemig Capim Branco Energia S.A. to develop the Capim Branco Power Facility in partnership with Companhia Vale do Rio Doce—CVRD, or CVRD, a mining company, Comercial e Agrícola Paineiras, an agricultural company, and Companhia Mineira de Metais, a metallurgic company. The project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively. See "Capim Branco Power Facility", under "Expansion of Generation Capacity" below. As of March 31, 2004, we had invested R$18 million in this project. We have entered into a purchase contract with Cemig Capim Branco Energia S.A. under which we will purchase the energy produced by Capim Branco I and Capim Branco II for 20 years from the date of the start of each plant's commercial operations. This contract was submitted to ANEEL in 2002 but ANEEL has not yet approved this agreement. See "Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters."

        Horizontes Energia S.A.    We formed Horizontes Energia S.A. to generate and trade electricity as an IPP through the commercial operation of the following of our smaller hydroelectric plants: the Machado Mineiro Power Plant (located on the Pardo River in the municipality of Ninheira in the State of Minas Gerais with an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais with an installed capacity of 2.37 MW); the Salto Voltão Power Plant (located in the Chapecozinho River in the town of Xanxerê in the State of Santa Catarina with an installed capacity of 6.76 MW); and the Salto do Passo Velho Power Plant (located on the Chapecozinho River in the town of Xanxerê in the State of Santa Catarina with an installed capacity of 1.66 MW), as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025 and the concessions relating to the other plants expire on October 4, 2030. Horizontes Energia S.A. currently has an agreement with clients to provide electricity from 2004 to 2005. We also entered into an agreement with Horizontes Energia S.A. under which we are obligated to purchase the energy generated by the power plants held by Horizontes Energia S.A. from March 2006 through December 2017. This agreement has not yet been approved by ANEEL. We have asked ANEEL to review the assured energy values from Salto do Passo Velho, Salto Voltão and Salto do Paraopeba and that review is pending.

        Usina Termelétrica Barreiro S.A.    We formed Usina Termelétrica Barreiro S.A. to participate, in partnership with Vallourec & Mannesmann—V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, located on Vallourec & Mannesmann's premises in the Barreiro section of the city of Belo Horizonte in Minas Gerais. See "Barreiro Thermoelectric Power Plant", under "Expansion of Generation Capacity", below. As of March 31, 2004, we had invested R$15.9 million in this project. ANEEL has requested that we should transfer our interest in Usina Termelétrica Barreiro S.A. to a company in which we have a minority interest. To fulfill this request a new company called Central Termelétrica de Cogeracão S.A. was formed in 2003 in partnership with Companhia de Saneamento de Minas Gerais—COPASA, or COPASA, the Minas Gerais state-controlled water and sewage company, as described below. ANEEL has already authorized the transfer of the authorization for generating and trading of electric energy to Central Termelétrica de Cogeração S.A. Usina Termelétrica Barreiro S.A. holds the assets of Barreiro thermoelectric power plant.

        CEMIG PCH S.A.    We formed CEMIG PCH S.A. to generate and trade electric energy as an IPP. ANEEL has requested that we should transfer our interest in CEMIG PCH S.A. to a company in which we have a minority interest. To fulfill this request a new company called Central Hidrelétrica Pai Joaquim S.A. was formed in 2003 in partnership with Companhia de Saneamento de Minas Gerais—COPASA, or COPASA, the Minas Gerais state-controlled water and sewage company, as described below. ANEEL has already authorized the transfer of the authorization for generating and trading of electric energy to Central Hidrelétrica Pai Joaquim S.A. CEMIG PCH S.A. still holds the assets of Pai Joaquim Small Hydroelectric Power Plant which amount R$50.3 million as of March 31, 2004.

        We also have a minority interest in the following companies:

        Central Hidrelétrica Pai Joaquim S.A.    We formed Central Hidrelétrica Pai Joaquim S.A. in partnership with COPASA to satisfy ANEEL's request that we transfer the concession of Pai Joaquim to a company in which we have a minority interest. Central Hidrelétrica Pai Joaquim S.A.'s principal activities will be the production and sale of electric energy through a small hydroelectric power plant, as an IPP of 23 MW. These assets are still held by Cemig PCH S.A. We have a 49% interest in Central Hidrelétrica Pai Joaquim S.A. We have entered into a purchase contract with Central Hidrelétrica Pai Joaquim S.A. under which we will purchase the energy produced by Central Hidrelétrica Pai Joaquim S.A. for 20 years from the date of the start of the plant's commercial operation. This contract was submitted to ANEEL in 2002 but ANEEL has not yet approved this agreement. On January 15, 2004 CEMIG formally requested the transfer of the authorization for generation from Central Hidrelétrica Pai Joaquim S.A. to CEMIG PCH S.A. Up to now ANEEL has provided no answer to our request.

        Central Termelétrica de Cogeração S.A.    We formed Central Termelétrica de Cogeração S.A. in partnership with COPASA to satisfy ANEEL's request that we transfer our interest in Usina Termelétrica Barreiro S.A. to a company in which we have a minority interest. Central Termelétrica de Cogeração S.A.'s principal activities will be the production and sale of electric energy through a thermoelectric power plant, as an IPP of 12.9 MW. These assets are still held by Usina Termelétrica Barreiro S.A. Commercial generation began in February 2004. We have a 49% interest in Central Termelétrica de Cogeração S.A. On January 15, 2004 CEMIG formally requested the transfer of the authorization for generation from Central Termelétrica de Cogeração S.A. to Usina Termelétrica Barreiro S.A. Up to now ANEEL has provided no answer to our request.

  Expansion of Generation Capacity

        Our capital investment plan submitted to ANEEL currently contemplates increasing the installed generation capacity of our hydroelectric facilities by 720 MW during the next four years through the construction of new power plants and the expansion of existing plants. New generation projects have concession periods of 35 years, beginning on the date of the concession agreement. The construction of the Capim Branco I and Capim Branco II hydroelectric power plants, the Pai Joaquim hydroelectric plant and the Barreiro thermoelectric power plant, discussed under "—Generation Subsidiaries" above, constitute a part of our capital investment plan. The following is a brief description of our other projects, the completion of which are subject to various contingencies, certain of which are beyond our control:

        Queimado Hydroelectric Power Plant.    Our partner in this project is Companhia Energética de Brasília, or CEB, a state-controlled electricity company. CEB has a 17.5% interest and we have the remaining 82.5%. The plant is located on the Preto River, encompassing areas in the states of Minas Gerais and Goiás and in Brazil's Federal District. Construction on this project, which will have an installed capacity of 105 MW, began on August 10, 2000. The power plant began its commercial generation on April 9, 2004. As of March 31, 2004, we had invested R$121.2 million in the project. The concession relating to this plant expires on December 18, 2032.

        Funil Hydroelectric Power Plant.    The Funil power plant, with an installed capacity of 180 MW, is being built in the upper course of Grande River, in southern Minas Gerais. Construction began on September 1, 2000 and commercial generation of the first unit began in January 2003. Commercial generation of the second and third units began in June and July 2003 respectively. We have a 49% interest in this project and our partner, CVRD, has a 51% stake. As of March 31, 2004, we had invested R$124.6 million in this project. The concession relating to this plant expires on December 20, 2035.

        Aimorés Hydroelectric Power Plant.    The Aimorés power plant, to be constructed on the Doce River, will have an installed capacity of 330 MW. We have a 49% interest in this enterprise and our partner, CVRD, has a 51% interest. Construction began in May 2001 and commercial generation is scheduled to begin in October 2004. As of March 31, 2004, we had invested R$265.4 million in this project. The concession relating to this plant expires on December 20, 2035. We and CVRD are defending a lawsuit related to licensing for this plant. See "Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters."

        Irapé Hydroelectric Power Plant.    The Irapé power plant, which will have an installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais. Construction began in April 2002 and commercial generation is expected to begin in August 2005. As of March 31, 2004, we had invested R$434.0 million in this project, including R$45 million debentures bought by the State of Minas Gerais, using the dividends that were due to the State Government pursuant to an agreement between us and the State Government. The concession relating to this plant expires on February 28, 2035.

        Pai Joaquim Small Hydroelectric Power Plant.    This project, with an installed capacity of 23 MW, consists of the construction of a new hydroelectric power plant and the reassembly of the existing Pai Joaquim powerhouse. It is located on the Araguari River in the western part of Minas Gerais. ANEEL has requested that we transfer our concession relating to the plant to a company in which we have a minority interest, and because of this, has authorized the transfer to Central Hidrelétrica Pai Joaquim S.A., a company that we formed in 2003 in partnership with COPASA. Construction began in April 2002 and the commercial generation on March 31, 2004. As of March 31, 2004, we had invested R$50.3 million in this project. The concession relating to this plant expires on April 4, 2032.

        Capim Branco Power Facility.    This project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively. These power plants will be built on the Araguari River in the western part of Minas Gerais. Construction of Capim Branco I began in September 2003 and Capim Branco II in March 2004. Commercial generation at Capim Branco I is expected to begin in January 2006. Commercial generation at Capim Branco II is expected to begin in December 2006. As of March 31, 2004, we had invested R$18 million in this project. The concessions relating to these plants expire on August 29, 2036.

        Barreiro Thermoelectric Power Plant.    This project consists of the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, utilizing blast furnace gas and charcoal tar as fuel. The construction of the plant, located on Vallourec & Mannesmann's premises in the Barreiro section of the city of Belo Horizonte in Minas Gerais, began in April 2002. We were the manager of the engineering, procurement and construction contract for this project, also we are responsible for the operation and maintenance of the plant. Vallourec & Mannesmann provides the facilities, supplies the fuel and signed a power purchase agreement to assure a guaranteed return on investment to us. Commercial generation began in February 2004. As of March 31, 2004, we had invested R$15.9 million in this project.

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

  Wind Farm

        Morro do Camelinho, our wind farm, began operating in 1994. It is located in Gouveia, a municipality in northern Minas Gerais. This project is the first wind farm in Brazil to be connected to the national electricity transmission grid and it is connected to CEMIG's distribution system. It has a total generation capacity of 1 MW, powered by four turbines with a capacity of 250 kW each. Morro do Camelinho was built through a technical and scientific cooperation arrangement with the government of Germany. The cost of the project was US$1.5 million, with 51% of the cost provided by us and the remaining 49% provided by the government of Germany.

  Purchase of Electric Power

        During the year ended December 31, 2003, we purchased 12,220 GWh of electricity from Itaipu, which represented approximately 23.8% of the electricity we sold to end users. In addition, during the same period, we purchased 12,103 GWh of electricity from the interconnected power system and other concessionaires, which represented approximately 23.6% of the electricity we sold to end users.

        Itaipu.    Itaipu is one of the largest operating hydroelectric plants in the world, with an installed capacity of 12,600 MW. Centrais Elétricas Brasileiras S.A., or Eletrobrás, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the electricity generated by Itaipu that is not consumed by Paraguay. In practice, Brazil generally purchases more than 95% of the electricity generated by Itaipu.

        We are one of the 23 electric power distribution companies operating in the South, Southeast and Center West Regions of Brazil that are jointly required to purchase all of Brazil's portion of the electricity generated by Itaipu. The Federal Government allocates Brazil's portion of Itaipu's power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. We are currently required to purchase approximately 17% of the total amount of electricity purchased by Brazil from Itaipu. We are required to purchase Itaipu's energy at rates fixed to defray Itaipu's operating expenses and payments of principal and interest on Itaipu's dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rate may be transferred to the final customer upon approval by ANEEL.

        Interconnected Power System.    We also purchase electricity from the interconnected power system, a national interconnected power grid designed to optimize electricity generation in Brazil. Electric power generation companies in Brazil, including us, are required to transfer excess energy into the interconnected power system, where it then becomes available for purchase by other power companies. This procedure is known as the Mecanismo de Realocaçâo de Energia (Energy Reallocation Mechanism), or MRE. The transferor receives a payment in reais for the energy transferred at a rate which reflects only the operating cost associated with the energy and does not include profit or return on investment.

Transmission

  Overview

        Our transmission business consists of the bulk transfer of electricity from the power plants where it is generated to the distribution system, which carries the electricity to final customers. Our transmission system is comprised of transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

        In 1998, ANEEL created the ONS, a non-profit private entity comprised of free consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters. ONS has as primary role to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL's regulation and supervision. Until the enactment of Law No. 10,848, ONS was a self regulated entity and its management suffered no interference from the Federal Government. Law No. 10,848 granted the Brazilian government the power to nominate the main directors of ONS. One of the main objectives of ONS is to guarantee that all parties in the industry have access to the transmission network in a non-discriminatory manner. Under ANEEL regulations, owners of different parts of the basic transmission network, Brazil's nationwide electric power transmission network, must transfer operating control of their transmission facilities to the ONS. We complied with this requirement by entering into a transmission service agreement on December 10, 1999. Pursuant to this agreement, the ONS could represent us in contracts with generation companies, distribution companies and free consumers for use of the basic transmission network. Pursuant to the contracts between the ONS, acting on our behalf, and users of the basic transmission network, the users pay us a portion of the revenues we are permitted to receive (as determined by ANEEL) pursuant to our concession contract. During the year ended December 31, 2003, we recorded income totaling R$257 million as a result of this arrangement. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the ONS and owners of different parts of the basic transmission network. During the year ended December 31, 2003, we recorded expenses totaling R$310 million relating to payments made to the ONS and owners of different portions of the basic transmission network. See "Item 5. Operating and Financial Review and Prospects" and "The Brazilian Power Market" in Annex A.

        We transmit both the energy that we generate and the energy that we purchase from Itaipu, the interconnected power system and other sources. At December 31, 2003, we also had 10 industrial customers whom we supplied directly with high voltage (equal to or greater than 230 kV per industrial customer) energy through their connections to our transmission lines. These industrial customers accounted for approximately 11.2% of the total volume of electricity we sold in the year ended December 31, 2003. We also transmit energy to distribution systems through the South/Southeast division of the interconnected power system.

        The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines
	2003	2002		2001
500 kV	1,350	1,352		1,352
345 kV	1,203	1,201		1,196
230 kV	464	466	(1)	537

Total	3,016	3,019		3,085

(1)
We reduced the circuit length of our 230 kV transmission lines in 2002 because Escelsa Espírito Santo Centrais Elétricas S.A. connected its own 230 kV transmission line from its Mascarenhas Power Plant to our Valadares distribution substation.

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2003		2002	2001
Number of step-down substations	31		30	30
MVA	15,169	(2)	14,563	14,263

(1)
Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

(2)
Increment due to Itajubá 3 and Vespasiano 2.

  Expansion of Transmission Capacity

        In accordance with the new regulatory framework in the Brazilian electricity sector, concessions for the expansion of the electricity transmission infrastructure in Brazil are awarded according to a public bidding system or are authorized by ANEEL.

        Vespasiano 2.    In October 2001, ANEEL awarded us the concession to build and operate the Vespasiano 2 Substation near Belo Horizonte. Construction began in October 2001 and was completed in April 2003. This substation has two transformers rated 300 MVA, each with a step-down capacity of 500 - 138 kV. This substation is connected to the basic transmission network and supplies additional energy to the central region of Minas Gerais. We invested R$66.3 million in this project.

        Bom Despacho 3.    ANEEL awarded us the concession to build and operate the Bom Despacho 3 Substation in February 2002. This substation, located in the town of Bom Despacho, 93.2 miles from Belo Horizonte, started its operation on May 3, 2004. The goal of this project is to increase the reliability of the basic transmission network in the Southeast Region of Brazil. This substation improves the operation of our system and supply 100 MVA of reactive energy to the system, which improves the quality of the electricity in our system and in the basic transmission network. As of March 31, 2004, we had invested R$72.7 million in this project.

        Montes Claros—Irapé.    In September 2003, a consortium formed by us, Companhia Técnica de Engenharia Elétrica—ALUSA, Furnas Centrais Elétricas S.A. and Orteng Equipamentos e Sistemas Ltda., won the concession auctioned by ANEEL to the Montes Claros—Irapé transmission line. As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which will be responsible for building and operating the transmission line. This 345 kV transmission line will connect a substation located in Montes Claros, a city in the northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 93.2 miles. We expect construction to begin in August 2004 and to be completed in July 2005. The concession expires on February 18, 2034. As of March 31, 2004, we had invested R$2.6 million in this project.

        We believe that our transmission system will need to be reinforced and expanded through the construction of new substations and transmission lines within the next five years. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

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

        From January 1, 1999 through December 31, 2003, we invested approximately R$1,721 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

        The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

	Circuit Length of Distribution Lines in Miles (from distribution substations to final customers)
	As of December 31,
Voltage of Distribution Lines
	2003	2002		2001
161 kV	34.2	34.2		34.2
138 kV	6,524.4	6,521.3		6,430.0
69 kV	2,887.5	2,886.3		2,938.4
34.5 kV + Others	610.8	594.6	(1)	615.8	(1)

Total	10,056.9	10,036.4		10,018.4

	Circuit Length of Distribution Lines in Miles (from distribution substations to final customers)
	As of December 31,
Type of Distribution Lines
	2003		2002	2001
Overhead urban distribution lines	51,051.7		34,426.2	33,818.4
Underground urban distribution lines	439.3		194.9	194.1
Overhead rural distribution lines	171,769.3		170,777.5	166,542.2

Total	223,260.3	(2)	205,398.6	200,554.7

	Step-Down Transformation Capacity(3) of Distribution Substations
	As of December 31,
	2003	2002	2001
Number of substations	348	346	344	(4)
MVA	7,987.5	7,952.2	7,860.3

(1)
The decrease in the circuit length of these lines was due to the removal of certain lines in eastern Minas Gerais as a result of the conversion of 34.5 kV lines to 69 kV lines.

(2)
In April 2003 PROOBRA was replaced by SIGEM in the management of the distribution company's Works Program.

(3)
Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

(4)
The significant increase in the number of distribution substations from 2000 to 2001 is a result of the revised definition of distribution substation in accordance with present Brazilian electricity industry legislation. Step-down substations with voltages less than 230 kV connected to and registered as generation assets are now considered to be part of our distribution business, while the step-up portion of these substations remain classified as generation substations.

        Physical data for the PROOBRA program were calculated by projection from the existing network. In 2003, this calculation began to be made as the sum of the linear extension of the medium-voltage network and the low-voltage network available in the GEMINI system, counting double amounts (in relation to the previous criterion) where joint medium and low voltage networks are in existence.

        This system is the manager of CEMIG's distribution network. With the inclusion and startup of the Operation, Projects, Client Registry and Planning modules, all the distributor's assets are now being managed by the GEMINI system and are now the source of information for ANEEL in assembling the data on assets for the last tariff review.

        As a result, the statistics on extent of networks, number of transformers, public illumination and quantity of transmission posts are now supplied by the GEMINI system on a geo-referenced basis. We believe this has resulted in more precise data, reduction of errors in valuing fixed assets, and resulting gains in reliability.

  Expansion of Distribution Capacity

        Our distribution expansion plan for the next five years is based on projections of market growth. We anticipate that this growth will be fueled by new customer connections, increases in electricity usage among our existing customers and additional electricity distribution needs from new IPP projects. According to applicable law, IPPs have the right to use our distribution network upon payment of certain fees. During the next five years, we anticipate connecting approximately 865,000 new urban customers and 165,000 rural customers. In order to accommodate this growth, we expect that we will need to add 360,000 medium-voltage poles, 767 miles of transmission lines and step-down substations to our distribution network, increasing the network's installed capacity to 510 MVA. Over the next five years, we expect to invest approximately R$1.9 billion to expand our distribution system. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        We have adopted a rural electricity development program, with the participation of the Federal Government, the State Government, and prefectures of municipalities in the State, called Luz Para

Todos. Our plan is to use the Luz Para Todos program to meet our target for supply of electricity to 100% of rural consumers of Minas Gerais by 2006—this is a total of 140,000 clients. To meet this objective, we will need funding in the amount of approximately R$552 million, to be provided partly by the municipalities in its concession area. The Luz Para Todos program includes the Luz Solar sub-program, which uses solar energy to light schools, community centers and rural homes in remote locations not yet reached by the distribution network. We expect that this sub-program will connect 7,000 new consumers by 2006. Additionally, the Luz no Sabersub-program aims to connect 1,125 state and municipal schools in 2004, completing connection of electricity services to all the schools in the State of Minas Gerais.

Energy Losses

        Energy losses affect our financial results because the lost energy would otherwise have been distributed to final customers or other concessionaires in return for payment. Energy losses are divided into two basic categories: technical losses and non-technical losses. In 2003, our level of total energy losses was 9.6% of the aggregate of the electricity we generated and purchased during that period.

        Technical losses account for approximately 97% of our energy losses. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy through the 3,016 miles of transmission lines and 233,317 miles of distribution lines that we operate.

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

        Non-technical losses account for the remaining 3% of our energy losses and result from fraud, illegal connections (which increased during the Electricity Rationing Plan), metering errors and meter defects. These losses accounted for 0.3% of the electricity that we sold during 2003. In order to minimize non-technical losses, we regularly take preventative actions, including:

  •
  inspection of customers' meters and connections;

  •
  modernization of metering systems;

  •
  training of meter-reading personnel;

  •
  standardization of meter installation procedures;

  •
  installation of meters with quality control warranties;

  •
  customer database updating; and

  •
  development of a theft-protected distribution network.

        Additionally, we have developed an integrated system designed to help detect and measure controllable losses in all parts of our distribution system.

Customers and Billing

  Customer Base

        Our distribution business' customers, all of whom are located within our concession area in Minas Gerais, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities). During the year ended

December 31, 2003, we sold 35,962 GWh of energy, representing R$7,179 million in revenues. These figures do not include sales to the interconnected power system and other concessionaires.

        For 2003 as compared to 2002, the volume of electric power sold by us to residential, commercial, rural and other customers increased by 2.7%, 3.6%, 4.6%, 4%, respectively, while sales to industrial customers decreased by 0.87%. Sá Carvalho and Ipatinga energy are considered in the industrial category. The following table provides information regarding the number of our customers as of December 31, 2003 and consumption by customer category for the years ended December 31, 2003, 2002 and 2001:

			Consumption (GWh)
	Number of customers at December 31,
			Years ended December 31,
Customer Category
	2003		2003		2002		2001
Industrial	68,159		21,715	(1)	21,906	(1)	21,351	(1)
Residential	4,729,674		6,529		6,360		6,475
Commercial	523,055		3,402		3,283		3,269
Rural	368,057		1,783		1,705		1,572
Own consumption	1,308	(2)	55		50		52
Other	53,946		2,478	(3)	2,330		2,229

Total	5,744,199		35,962		35,634		34,948

(1)
Includes consumption by Sá Carvalho and Ipatinga, which consume all of the energy that they produce.

(2)
Refers to the number of our facilities that use our energy, each of which is considered a customer pursuant to ANEEL regulations.

(3)
Includes consumption by Horizonte Energia S/A and supply to other concessionaires.

        In 2003, we added and billed 152,711 new final customers, representing growth of 2.7% compared to 2002, through the expansion of our transmission and distribution systems.

        The largest portion of the energy we sell is purchased by large industrial customers. At December 31, 2003, 10 of our industrial customers had high voltage electrical energy supplied through direct connections to our transmission lines. These customers constituted 11.2% of our total volume of electrical power sales during 2003, and approximately 9% of our revenues. In the same period, our ten largest industrial customers accounted for nearly 17.1% of energy consumed. None of our ten largest customers is owned by the State Government or by the Federal Government.

        As of December 31, 2003, we had entered into standard power purchase agreements with 3,735 of our industrial customers, of which 575 customers had demand above 500 kW. Our standard power purchase agreement with industrial customers has a duration of three or five years and contains a minimum demand clause that requires the customer to pay for the contracted demand, which represents the system capacity reserved for that customer, as well as the customer's actual consumption. We believe that this billing method provides us with a relatively stable source of revenue.

        The following table shows our industrial energy sales volumes by type of industrial customer as of December 31, 2003:

Industrial Customers	Energy Sales Volume in GWh		Consumption as a Percentage of Total Industrial Energy Sales Volume
Steel industry	4,746	(1)	21.92
Ferroalloy industry	4,258		19.66
Non-ferrous metal industry	1,509		6.97
Mining industry	2,285		10.55
Cement industry	973		4.49
Automotive industry	555		2.56
Others	7,330		33.85

Total	21,656	(2)	100.00

(1)
Includes consumption by Sá Carvalho and Ipatinga.

(2)
Does not include Horizontes Energia S/A.

        The following table sets forth the names and related industries of our ten largest customers in 2003:

Ten Largest Customers (listed in order of total GWh of electricity purchased from us in 2003)	Industry
Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS	Steel
Companhia Ferro Ligas Minas Gerais	Ferroalloys
Companhia Mineira de Metais	Non-ferrous
Belgo Mineira Participações Ind. Com. S.A.	Steel
White Martins Gases Industriais S.A.	Chemical
Companhia Brasileira de Carbureto de Cálcio—CBCC	Ferroalloys
Italmagnésio Nordeste S.A.	Ferroalloys
Rima Eletrometalurgia S.A.	Ferroalloys
Alcan Alumínio do Brasil S.A.—ALCAN	Non-ferrous
Ligas de Alumínio S.A.	Ferroalloys

        Alcoa Alumínio S.A., or ALCOA, our largest customer in 2001 in terms of total GWh of electricity purchased, became an SPP in April 2002 and now generates electricity for its own use at a power plant located outside of Minas Gerais that it constructed for this purpose. Consequently, ALCOA has gradually reduced the amount of energy it purchases from us and is no longer our largest industrial customer. A portion of the energy previously sold to ALCOA is now sold to new customers and the remainder of this energy is sold on the MAE. In September 2003, ALCOA terminated its energy purchase contract with us.

        On the other side, Cemig has entered into contracts with other large free customers either in Minas Gerais or outside involving electricity volume of 3,066 GWh as a result of a strategy capture a larger market share.

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

  Seasonality

        Our sales are affected by market seasonality. Usually, an increase in consumption by industrial and commercial customers occurs in the third quarter due to increases in industrial and commercial activity. In addition, there is generally an increase in usage across all customer categories during the summer due to the increase in temperatures. Certain figures representing quarterly consumption by final customers from 2001 through 2003, in GWh, are set forth below:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	9,616	9,626	7,812	7,894
2002	8,306	9,087	9,127	9,114
2003(1)	8,831	8,932	8,964	9,235

(1)
Includes consumption by Sá Carvalho and Ipatinga, Horizontes S/A and supply to other concessionaires.

        Consumption by final customers during the third and fourth quarters of 2001 and the first quarter of 2002, as compared to the same periods in the prior years, decreased as a result of the Electricity Rationing Plan. Consumption by residential customers remains sluggish and has not returned to pre-rationing levels. However the total sales in the fourth quarter 2003 was picked up to levels similar to those prerationing.

Competition

  Competition, Large Clients and "Free Consumers"

        As a result of legislation, there is a possibility that other distributors or vendors may offer electricity to some of our present clients at lower prices than we currently receive for our supply, which we provide under regulated tariffs. The legislation provides that distribution and transmission companies shall grant free access to all system users in return for payment of the applicable tariffs (TUST or TUSD). Furthermore, the legislation currently enables consumers with demand of 3 MW or more to qualify as free consumers and choose their energy supplier among generating units and trading companies. It is expected that legislation will allow consumers with lower demand, with the exception of residential clients, to qualify as free consumers in the near future.

        Free Consumers which choose not to be supplied by the distribution company to which they are physically connected at regulated tariffs may opt to: (i) generate their own electricity needs upon previously authorization by ANEEL; or (ii) negotiate their supply of electricity needs with another supplier (i.e., generating or trading companies) while paying applicable tariffs for use of the transmission and distribution grids.

        Several of our clients qualify as free consumers. This being so, we have negotiated individual contracts with these clients—competing with other suppliers. By December 31, 2003, we had signed 35 contracts with free consumers, representing a total of 31,750 GWh to be delivered in the next five years, including seven contracts with free consumers located outside our own concession area.

        We believe that this increasingly competitive environment may be favorable to us, because of our experience with large-scale industrial consumers. For more than 40 years we have had a department exclusively dedicated to provision of services to consumers of this type. Under our marketing policy, we designate managers to specific consumers, which enables us to provide tailor-made customer service to the consumer. For example, we have created an internet site which large scale consumers can use for matters related to services, information and sales.

        We have also developed important relationships with several large-scale industrial consumers with whom we expect to begin co-generation activities, and we are planning to continue these relationships in the future.

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

Raw Materials

        Our principal raw materials expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process. Fuel oil consumption for the year ended December 31, 2003 represented an expense of R$8.1 million, which was reimbursed to us from the Conta de Consumo de Combustível (Fuel Usage Quota Account), or CCC Account, which was created by the Federal Government to offset the higher marginal operating costs of thermoelectric plants, and to which we and other electricity concessionaires must make contributions. See "Item 5. Operating and Financial Review and Prospects" and "The Brazilian Power Market—Regulatory Charges" in Annex A. We believe that supplies of fuel oil are readily available. Although the price of fuel oil may fluctuate, we have generally been able to offset all or a portion of our increased fuel oil costs through adjustments to our rates.

Other Businesses

  Natural Gas Distribution

        Our subsidiary Gasmig was established in Minas Gerais, Brazil in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. We own approximately 95% of Gasmig. The remaining shares are owned by Minas Gerais Participações Ltda., or MGI, the investing body of the State Government, and by the city of Belo Horizonte.

        In January 1993, the State Government granted to Gasmig an exclusive 30-year distribution concession covering all of Minas Gerais and all types of consumers. Gasmig's marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas—LPG, propane, wood and charcoal. In 2003, Gasmig supplied approximately 1.1 million cubic meters of gas per day to 129 industrial customers. At December 31, 2003, Gasmig also supplied natural gas to 56 automotive natural gas stations and to two power plants. During 2003, Gasmig distributed approximately 4% of all natural gas distributed in Brazil.

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

        For 2003, Gasmig had total revenues of R$367 million and net income after taxes of R$39 million.

        In 2003, Gasmig invested approximately R$22.1 million in the expansion of its gas pipeline network to serve more clients in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and dividend reinvestment. Currently, the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) operates at full capacity and as such will require further investment by the Federal Government in new capacity or in the construction of a new pipeline to supply the growing natural gas demand in the State of Minas Gerais.

        Gasmig's capital expenditures for 2003 will be mostly used for expansion of existing pipelines or construction of new pipelines to supply the growing demand for natural gas in Minas Gerais.

        In May 2003, the Company, Gasmig, Petrobras and the State Government signed a Cooperation Agreement for the development of the natural gas market in the State of Minas Gerais.

        The main aspects are related to the construction of new gas pipelines in Minas Gerias by Petrobras Gás S.A.—Gaspetro ("Gaspetro"), a Petrobras subsidiary, the extension of the gas distribution network by Gasmig and Gaspetro's interest in Gasmig's capital of 40.0%.

        Negotiations are being conducted for the signing of the Association Agreement which includes a Guidance Plan that establishes the target market, the investment to be made by Gaspetro and an additional natural gas supply contract.

        The negotiations are expected to be concluded in 2004, after the legal approvals are obtained.

  Telecommunications, Internet and Cable Television

        On January 13, 1999, we incorporated Infovias in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group Currently, we own 99.93% of the common shares of Infovias. Infovias has an optical fiber-based long-distance communications backbone installed along our power grid using optical ground wire cables. This communications backbone is connected to an access network that is based on hybrid fiber-coaxial cable technology and is deployed along our power grid. We lease our network infrastructure to Infovias pursuant to a 15-year operating lease agreement entered into on March 31, 2000. Pursuant to Brazilian telecommunications law, we also make our network infrastructure available to other telecommunications providers interested in leasing it.

        Infovias started its business operations in January 2001. The main telecommunication services provided by Infovias through its network are signal transportation and access, both for point-to-point and point-to-multipoint applications, delivered mainly to telecommunications operators and Internet service providers on a clear channel basis. Infovias is also extending its broadband Internet services, currently available in the cities of Belo Horizonte, Poços de Caldas and Barbacena, to other cities in Minas Gerais.

        Infovias provides the network for cable television service in 12 cities in Minas Gerais pursuant to a 15-year service agreement with WAY TV Belo Horizonte S.A., or WAY TV, and Brasil Telecomunicações S.A., each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Infovias allows these companies to use its network infrastructure. In return, WAY TV and Brasil Telecomunicações are obligated to deliver to Infovias a percentage of the revenues derived from their cable television and Internet subscribers. At December 31, 2003, these two companies had approximately 39,000 cable television subscribers and 11,000 Internet service subscribers.

        Infovias holds a 69.25% equity interest in WAY TV, including 49.9% of its common shares. The control of WAY TV is exercised by Infovias and CLIC—Clube de Investimentos dos Empregados da Cemig, or CLIC, which owns 1.1% of WAY TV's common shares, through a shareholders' agreement. Under this agreement, CLIC has agreed to vote in accordance with Infovias' interests at the WAY TV shareholders' meetings and board of directors. To date, Infovias has invested approximately R$62 million in WAY TV.

        Infovias also provides intra-company data transmission services to us pursuant to a five-year agreement executed in 2001. We use this service for internal communications as well as for certain communications with our customers. In January 2003 we sought authorization from ANEEL in order to enter into an amendment to this agreement to renegotiate certain terms and conditions.

        In September 2002, Infovias executed an agreement with us pursuant to which we are to provide geo-referenced information and related services to Infovias. On January 16, 2003, ANEEL sent a notice to us alleging that we had failed to obtain necessary ANEEL authorization relating to this agreement.

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

        During 2003, Infovias had operating revenues of R$44 million, of which R$22 million related to the provision of telecommunication services and R$22 million related to the provision of cable television and Internet services.

        Infovias' capital expenditures for the past three years were R$330 million. Infovias' capital expenditures for 2004 will be mostly used for expansion of its telecommunications network.

  Consulting and Other Services

        We provide consulting services to governments and public utility companies in the electricity industry in order to derive additional revenues from the technology and expertise we have developed through our operations. During the past eight years, we have provided such services to government agencies and utilities in ten countries, including Canada, Paraguay, Honduras and El Salvador and to the government of Panama.

        On January 9, 2002, we incorporated Efficientia S.A. in Minas Gerais, Brazil, to render project efficiency optimization solutions and operation and management services to energy supply facilities. We have a 100% interest in Efficientia S.A., which commenced operations in 2003. In 2003, Efficientia made sales proposals for improvement of electricity efficiency in about 60 companies, more than the total of 50 client pitches targeted for the year. These visits resulted in signature of performance contracts representing a total value of R$6.2 million, further to energy efficiency development project contracts already previously signed totaling some R$7 million. Contracts were also signed for consultancy, industrial maintenance and transmission line inspection services totaling approximately R$4 million. A highlight was the project entitled "Dissemination of Information on Electricity

Efficiency" of the United Nations Development Program, financed by the World Bank, in which Efficientia won an international bid, together with FUPAI (Research and Industrial Advice Center—Fundação de Pesquisa e Assessoramento à Indústria.)

        On August 12, 2002, we incorporated CEMIG Trading S.A. in Minas Gerais, Brazil, to conduct activities relating to the trading of energy. We have a 100% interest in CEMIG Trading S.A., which has not yet commenced operations.

Environmental Matters

  Overview

        Our generation, transmission and distribution activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. See "The Brazilian Power Industry—Environmental Regulations" in Annex A. The primary environmental authorities in the State of Minas Gerais are Fundação Estadual do Meio Ambiente (State of Minas Gerais Environmental Foundation), or FEAM, Secretaria de Meio Ambiente e Desenvolvimento Sustentável (State Secretariat for the Environmental and Sustainable Development), or SEMAD, and Conselho Estadual de Política Ambiental (State of Minas Gerais Environmental Policy Council), or COPAM.

        We believe that we are in compliance in material aspects with relevant laws and regulations.

        In 2003, we received ISO 14001:1996 Certification from Det Norske Veritas, or DNV, related to the Environmental Management System of Hydroelectric Facility of Nova Ponte, concerning all activities related to Hydroelectric Energy Generation, Reservoir Operation and Management of a Natural Private Reserve. In addition, six other facilities (located in Alfenas, Divinopolis,Varginha, Montes Claros,Pouso Alegre), including administrative offices, received certification to be in compliance with Environmental Management System—Level 1 for certain activities developed therein. It is worth pointing out that for the fourth consecutive year CEMIG was selected to be a component of Dow Jones Sustainability Index ("DJSI World Index").

        In accordance with our environmental policy, we have established various programs for prevention and control of damage aiming at limiting our risks related to environmental issues.

        In 2003 we invested approximately R$30 million in environmental compliance projects for plant and equipment and the vehicle fleet, and in implementation of the new projects, and also spent R$12 million on operational and maintenance expenses for our current activities, such as final disposal of waste, putting environmental management systems in place, audits, planting of riverside forests, fish cultivation, putting in place tree pruning and oil policies, environmental education programs, maintenance of conservation units, training and other activities.

  Licensing

        Applicable law in Brazil requires that licenses be obtained in connection with the construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, pollutes or has the potential to cause environmental degradation or pollution. See "The Brazilian Power Industry—Environmental Regulations" in Annex A. Generally, state governments manage the environmental licensing process for facilities that are to be built within their territories. However, the Federal Government manages the environmental licensing process for facilities that are expected to have an environmental impact on more than one state and/or are located between two or more states.

        COPAM Regulatory Ordinances No. 17, dated December 17, 1996, and No. 23, dated October 21, 1997, provide that operational licenses shall be renewed from time to time for periods of four to eight years depending on the size and pollution potential of the facility. Aimed at surveying and rescuing archaeological wealth that has not been previously considered, the provisions of Ordinance No. 28, dated January 31, 2003, of Instituto do Patrimônio Histôrico e Artístico Nacional (National Historical and Artistic Heritage Institute), or IPHAN, set forth that the renewal of operational licenses for hydroelectric power plants shall be conditioned on a favorable opinion of IPHAN concerning archaeological studies on the depletion area of the reservoir. These studies are to be sponsored by the plant operator. Costs may be associated with the obligation to conduct such studies and such costs may have an adverse effect on our results of operations. We are unable to estimate the amount of future costs related to these matters as the amount of such costs depends on numerous factors.

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

        Federal Law No. 9,605, dated February 12, 1998, sets forth penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Measure No. 1,710 (currently Provisional Measure No. 2,163/41), which establishes the potential for project operators to enter into agreements with relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98. Accordingly, we have been negotiating with Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (the Brazilian Institute of the Environment and Natural Renewable Resources), or IBAMA, and FEAM to obtain the corrective environmental operation licensing of all our plants that began operating prior to February 1986. Our Emborcação, São Simão, Jaguara and Volta Grande hydroelectric facilities all fall into this category. We and IBAMA are currently examining relevant environmental aspects related to those plants, in order to define a Reference Term to prepare environmental studies for hydroelectric power plants in operation. Generation facilities located within the State of Minas Gerais fall within the jurisdiction of FEAM for purposes of corrective licensing. We have agreed with FEAM to bring our facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by IBAMA and FEAM. We currently have operating licenses for the following plants: Miranda, Nova Ponte, Igarapava, Porto Estrela, Sá Carvalho, Funil, Queimado, Rio de Pedras, Santa Luzia, Salto dos Moraes, Poquim and Piçarrão.

        The environmental licenses, either issued by state or federal bodies, comprehend several conditions imposed in light of the foreseen environmental impacts. In extreme circumstances, the failure in complying with said conditions may result in the revocation of the license. We believe we are in compliance with the requirements mentioned in our licenses.

  Compensation measures

        According to Federal Law No. 9,985, dated July 18, 2000, and corresponding Decree No. 4,340, dated August 22, 2002, the companies whose activities are deemed to cause high environmental impacts are required to invest in protected areas in order to offset those impacts. These companies are required to invest at least 0.5% of total amounts invested in implementation of its corresponding project in activities and areas defined by environmental agents.

        During the licensing procedure, in light of the environmental impacts identified by the Environmental Assessment Studies presented by the operator, environmental bodies may determine the amount to be invested and which protected areas shall be benefited.

        The criteria for environmental and social compensation have not been defined, and there is a possibility that requests from environmental agencies, the Public Attorneys' Office, NGOs or affected populations may be added to those traditionally proposed. Due to these uncertainties, licensing (including corrective one), timing and budgets of new projects, and even their feasibility may be affected. Discussions are currently in progress with official environmental bodies (at both federal and state level) for the purpose of establishing criteria to govern and discipline environmental compensations.

  Fishways

        The dams at each of our hydroelectric generation facilities can put fish that inhabit the adjoining reservoirs in danger. In order to reduce the impact of these facilities on nearby fish populations, the State Government enacted State Law No. 12,488, dated April 9, 1997, which imposes measures assuring that migratory fish that pass through dams will be redirected to fishways, through which they can pass safely. As of December 31, 2003, we had fishway projects installed at our Igarapé, Salto de Moraes and Igarapava facilities. In April 2002 we sent COPAM a study relating to our dams. In July 2002 we received a response from SEMAD that requires us to provide additional studies relating to the feasibility of installing fishways in our dams located in Minas Gerais. We executed an agreement with a non governmental organization, named SMC (Sociedade Mineira de Cultura) and the university PUCMinas (Pontificia Universidade Católica de Minas Gerais) in order to proceed the studies for SEMAD in connection with UHEs Gafanhoto, Cajuru and Volta Grande facilities.

Urban occupation of rights of way

        Our piped natural gas distribution networks are underground, running through populated areas, and using public rights of way in common with pipes and tubes used by other public concession holders and public agencies. This increases the potential for risk of undue works without prior communication and consultation of our registers, and there is a possibility of this causing accidents, with undesirable consequences, causing personal and environmental damages, and even serious incidents. However, all our networks are explicitly, and intensively, marked and signaled. Gasmig, through its "Dig Safely" ("Escave com Segurança") program has been building partnerships with the community, mainly with holders of concessions and companies which carry out digging in public rights of way, to ensure that before digging close to the natural gas network, they telephone Gasmig's 24-hour helpline and request support for safe execution of the work.

        Transmission lines:    Several of the safety bands under our transmission lines have been occupied by unauthorized facilities (buildings, etc.) and dwellings. These occupations generate risks of electric shock and accidents involving people living at the location, and constitute an obstacle to maintenance of our electricity system. It is thus necessary to allocate funds for solution of this situation over the coming years, either removing some of the occupants, or introducing improvements to make it possible to live with these invasions.

Environmental regulations

        Environmental issues can significantly impact the operations of our company. For example, large hydroelectric power plants can require flooding of considerable areas and as a result relocation of a considerable population. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the Federal Government has the power to promulgate general environmental regulation, state governments have power to enact more stringent environmental regulation.

        The "Brazilian National Environment System" (SISNAMA—Sistema Nacional do Meio Ambiente) was created for the purpose of protecting the Brazilian environment. It consists of: an administrative body, the Governing Council (Conselho Governamental); a consultative and decision-making body, CONAMA (National Environment Council—Conselho Nacional de Meio Ambiente); a central body, the Environment Ministry (MMA—Ministério do Meio Ambiente); an executive body, IBAMA (the Brazilian Environment and Renewable Natural Resources Institute—Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis); and various local and sectorial bodies. The agencies that merit special attention are CONAMA and IBAMA. CONAMA carries out or approves studies and assists and advises the Government Council on the official orders for government policy on environmental and natural resources, and on decisions, within its attributed scope, on regulations and other legislative rules applicable to the Brazilian environment. IBAMA enforces the national environment policy and inspects, preserves and supports the use of natural resources.

        Law No. 6,938/81, of August 31, 1981, is known as the Environmental Policy Law, and regulates civil liability for damage to the environment. In legal terms, this responsibility has an "objective" nature, and is not only strict but also expands the list of liable parties adopting the principle of joint and several responsibilities. Irrespective of the nature of the offending act, demonstration of a cause-and-effect relationship between the damage caused and an action or omission is enough to create a legal obligation, on the party responsible for the contamination, to redress the environmental damage. Also, compliance with environmental licenses does not eliminate environmental liability. It should be emphasized that the criminal responsibility is subjective and the malice or negligence of the wrongdoer should be demonstrated. Additionally, the Environmental Crimes Law puts a lot of emphasis on the so-called alternative penalties.

        Activities which cause damage to the environment may also lead to administrative and criminal fines, under Law No. 9,605, of February 12, 1998 (the Environmental Crimes Law). The effects of the aforementioned law apply to any person, individual or legal entity, who by any means contributes to damage caused to the environment to the extent of his/her fault, in the amount of the damage caused. Said law provides that a legal entity may be held liable for conduct deemed harmful to the environment, provided that the infraction was committed in its interest or benefit, upon the decision of its legal or contractual representatives or of its plenary board. Management and members of the board who are aware of any criminal conduct of another and are thus able to prevent it but do not do so, are by their omission, also considered participants in the crime. Decree No. 3,179, issued in September 1999, established administrative fines applicable to conduct or activities damaging to the environment and to the regulations governed by the Environmental Crimes Law. This Decree sets forth penalties, such as fines of up to R$50 million and authorize facilities to be closed down.

        In relation to water resources, Law No. 9,433 of January 8, 1997 created the National Water Resources Policy, which was organized in accordance with the various river basins of Brazil. This policy is implemented by the governmental and non-governmental agencies, and classifies water as a public asset. Thus, no individual or company may appropriate the use of water, and any use of water does not result in absolute exclusion of all potential users.

        Also, public authorities must supply a justification for the concession of rights to use water.

        The right to use federal water is given by the National Waters Agency (ANA—Agência Nacional de Águas), created by Law No. 9,984 of July 17, 2000, and regulated by Decree No. 3,692 of December 19, 2000, in collaboration with ANEEL. As well as granting these rights, ANA also regulates and supervises the use of federal water resources and implements the collection of charges for the use of water, at a ratio of 0.75% of the value of the energy generated. Permission for use of non-Federal water resources must be obtained from the respective state-level environmental/water resource agency.

        For the construction of the hydroelectric power plant, Brazilian electricity companies have to comply with several environmental protection measures. First, an environmental impact study must be prepared by external experts, who should make recommendations on how to minimize the impact of the plant on the environment. The study, in conjunction with a environmental impact assessment report on the project prepared by the company, is then submitted to the state or federal-level governmental authorities for analysis and approval. The project undergoes a process of licensing in three stages, which includes a Prior License which indicates the viability of the project, an Installation License for the beginning of construction, and an Operation License for startup of the plant. Environmental licenses also have to be obtained for expansion of the plant or installation of new equipment. It should be mentioned that on basis of the environmental impact studies conclusions, the issued license comprehends several conditions or requirements to be observed; otherwise the licenses may be revoked.

        Installations that are considered to represent a considerable environmental impact are obliged by law to allocate a minimum of 0.5% of their total investment costs in creation of environmental preservation areas.

        Under the Brazilian Forest Code, the land area surrounding water reservoirs, whether they are natural or artificial, is considered to be a permanent preservation area, which represents restriction on use.

        The amendments to the Brazilian Forest Code (Código Florestal Brasileiro—Law No. 4,771 of September 15, 1965) introduced by Provisional Measure 2,166-67 of August 24, 2001 provide that the operator of a reservoir is obliged to acquire such surrounding areas. This requirement can impact the economic viability of new hydroelectric undertakings, but has so far not been enforced.

        The Forest Policy of the State of Minas Gerais (Law No. 14,309 of June 19, 2002) and Decree No. 43,710 of January 8, 2004) does not oblige the operator to acquire the land area surrounding the reservoir, but it does demand indemnity for the restriction on use, in forms provided for by law.

        These rules, when applicable, will result in additional costs in the installation of new hydroelectric power plants.

        Any corporate entity involved in activities which cause pollutant effects, or the potential for pollutant effects, or which involve products which are considered dangerous to the environment, is obliged to register with IBAMA. This registry involves quarterly payments of an environmental control and inspection charge—TCFA, in the amount of approximately R$10,000 per year.

Operational Technologies

        We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

  Load Dispatch Center

        The Centro de Operação de Sistema da Cemig (System Operation Center), or COS, located at our headquarters in Belo Horizonte, is the nerve center of our operations. The COS is a data clearing house and control center that uses fiber optic and coaxial cables, microwaves and other communication technologies to monitor and coordinate our generation and transmission systems in real time, helping to guarantee the security, continuity, and quality of our energy supply. With the restructuring of the Brazilian utility sector, the COS has begun operating through the ONS, controlling and supervising 33 substations, 19 large plants and 3,016 miles of transmission lines.

  Regional Distribution Operation Centers

        Our distribution network is managed through seven Centros de Operações Regionais de Distribuição (Regional Distribution Operation Centers), or CODs. The CODs monitor and coordinate our distribution network operations in real time. The CODs are responsible for the supervision and control of 348 distribution substations, 223,260.3 miles of medium voltage distribution lines, 10,056.8 miles of sub-transmission lines and 5.7 million customers in our concession area.

        There are various systems in use to automate and support the CODs processes including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection and inspection. Technologies like geographic information system and radio/satellite data communication help to reduce the customer restoration time and better customer attendance.

  Geospatial Information & Technology

        We are intensively using the geospatial and technical document management technology to support and improve engineering processes. Geo-referenced information of the electrical network, satellite and aerial photographs of the concession area, diagrams and technical document images are stored in geospatial databases and can be easily retrieved by computers connected to our Corporate Network helping technicians to plan, design, construct, operate and maintain the generation, transmission and distribution network.

  Internal Telecommunications Network

        Our internal telecommunications network is one of the largest in Brazil. It is comprised of a high-performance microwave links with 120 communication stations and total range of 1,186 miles, a telephone system with 188 telephone exchanges and a corporate network that integrates 7,122 microcomputers and 259 servers and a mobile communication system with 700 trunking radios and 1,105 radio sets. We are also developing several projects in association with Infovias based on fiber-optic networks that make use of our distribution infrastructure of poles and transmission towers, aimed at integrating our internal voice, data and image networks in order to reduce operational costs and increase the reliability of the electrical system.

  Call Centers

        We have one call center located in Belo Horizonte. Our final customers can use a toll-free number to contact a call center to obtain information about their accounts and to report service problems. Our call center is integrated with the technologies available in the CODs, allowing us to provide up-to-the-minute information to customers about service issues.

  Maintenance and Repair Systems

        We use several maintenance and repair systems to minimize unscheduled interruptions in electrical service to our customers. More than 90% of our service interruptions have resulted from factors such as lightning, fire, vandalism, wind and corrosion on our transmission and distribution networks, which are composed largely of steel towers, although we also have wood and concrete overhead lines.

        We inspect our transmission lines on average twice a year. The lines are patrolled by helicopter (we have two helicopters) and by car. Our linemen climb most of the towers at least once a year, depending on the age and the importance of each line for the whole system. Last year we introduced Gimbal Camera in the aerial inspections. We have continually introduced new predictive techniques into its maintenance program, as for example corona and infrared inspections.

        To support emergencies involving fallen towers, we have used modern modular aluminum structures. Most of our intervention on transmission lines is done using live line methods. Being the first company in Brazil to use bare hand live line techniques in the maintenance of transmission lines, we have accumulated, through the last almost thirty years, significant experience in this area. We have trained our staff in this area and have special vehicles and other necessary tools to support live and dead line maintenance.

        We also have crews strategically located throughout Minas Gerais State in order to promptly attend our transmission and distribution system needs.

  Information Security Management

        Our Information Security Management staff is responsible for protecting corporate information. It was created with the mission of improving its confidentiality, integrity and availability. We are in the process of contracting a consulting firm specialized in information security to assist us in creating a global information security plan. We estimate that we will invest approximately R$3.2 million to make this plan.

Management Tools

  Enterprise Resource Planning

        We have implemented eight modules of SAP R/3 an Enterprise Resource Planning from SAP, a German management software supplier. This system provides support in the areas of accounting, costs, budgeting, investments, treasury, quality control, projects, inventory, maintenance, fixed assets and human resources. The implementation of this system, together with the installation in April 1999 of a new corporate computer network designed to support this system, has increased our efficiency by enabling us to redesign, automate or eliminate preexisting work procedures.

        Nowadays, the current version of the software is being upgraded. It includes, beyond process review, modernization and legacy system integration, the support to new processes including treasury, risk management (corporate and financial), management of performance based on Balanced Scorecard, index management for decision support, and also Sarbanes-Oxley Act and new ANEEL rules support.

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

        We have received ISO 9001/2000 certification for 38 areas of our business, including certain customer service offices, call centers, laboratories, repair shops, engineering teams and the São Simão hydroelectric power plant, which represented 30% of our installed capacity as of December 31, 2002.

        In February 2000, the Nova Ponte hydroelectric power plant, with an installed capacity of 510 MW, received ISO 14001 certification from Det Norske Veritas—DNV. The certification includes the 500 square kilometer (193 square mile) reservoir as well as the 2,850 hectare (11 square mile) Galheiro nature reserve. Nova Ponte is the first large power plant in Latin America to receive this certification.

        One transmission and three distribution units, which cover almost 120 municipalities, are certified according to internally created criteria that we refer to as CEMIG's EMS (Environmental Management System). Products and services certified include: new customer connections; billing; collection; product sales and services; network expansion and improvement; network operation; public lighting maintenance and restoration; overhead lines and network maintenance and inspection; electric system planning; and substation and equipment maintenance and inspection.

  Risk Management

        In 2003, we began structuring our Corporate Risk Management System. The main aims of this management process are: to achieve sustainable development of the company and increase shareholder value; to meet legal and compliance requirements.

        The management of corporate risk is intended to help us minimize uncertainties and threats, maximizing opportunities and achieving our strategic objectives (Strategic Planning); to supply us with complete information on the risk environment, enabling us to manage the allocation of capital more effectively and even to reduce it (Budget Priority Allocation); to direct the activities of Internal Audits to the processes which have the most critical risk environment (Internal Auditing); and to reduce expenses on contracting of insurance (Insurance).

        The main products resulting from the structuring of our Corporate Risk Management System in 2003 were:

  •
  The Corporate Risk Management Policy: methods of identification, analysis and treatment of corporate risks and the way in which the management process works.

  •
  The Corporate Risk Matrix: This product provides mapping of corporate risks present in 20 macro processes and 99 processes distributed throughout all areas of our business approved by the Board of Executive Directors.

  •
  Corporate Risk Management Structure: This is made up of (i) the Corporate Risk Management Committee and (ii) the Corporate Risk Management Group.

        In 2004, we intend to consolidate our corporate risk management system in accordance with our own restructuring and the process of re-regulation of the electricity sector. This work will involve the review of the corporate risk matrix, review of the conceptual model used and the Risk Management Policy, and design of the operational procedures of the Corporate Risk Management Group and specific training.

  Management of Financial Risks

        Also in 2003, we began putting in place the "Risk Control" software for management of financial risks, to monitor the risks associated with carrying out of transactions in the financial markets. Use of this software, associated with implementation of the risk management methodology, is designed to give our managers capacity to recognize the existing and potential risks and to control them, and to operate proactively in relation to their environment of financial risks when implementing plans of action.

Property, Plant and Equipment

        Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment was R$10,141 million at December 31, 2003 (including ongoing construction projects). Generation facilities represented 45% of this net book value, transmission and distribution facilities represented 49% and other miscellaneous property and equipment, including natural gas and telecommunication facilities, represented 6%. The average annual depreciation rate applied to these facilities was 2.5% for hydroelectric generation facilities, 3.0% for transmission facilities, 4.8% for distribution facilities, 8.5% for administration facilities, 6.0% for natural gas facilities and 10.8% for telecommunication facilities. Our facilities are generally adequate for our present needs and suitable for their intended purposes.

        In addition, we are a partner in certain consortia that operate electricity generation projects. The net book value of our total investment in these consortia was R$776 million at December 31, 2003 (including ongoing construction projects).

Item 5.    Operating and Financial Review and Prospects

        You should read the information contained in this section together with our financial statements contained elsewhere in this annual report. The following discussion is based on our financial statements, which have been prepared in accordance with U.S. GAAP and presented in reais.

  General

        We are a state-controlled, fully integrated energy company engaged primarily in the generation, transmission and distribution of electricity in Minas Gerais. At December 31, 2003, we were the sixth largest electric power generation concessionaire in Brazil as measured by total installed capacity, and for the year ended December 31, 2003, we were the largest electric power distribution concessionaire in Brazil, as measured by GWh of energy sold to final customers. We supplied approximately 97% of the electricity consumed in Minas Gerais during the year ended December 31, 2003. See "Item 4. Information on the Company—Customers and Billing." At December 31, 2003, we generated electricity at 44 hydroelectric plants, three thermoelectric plants and one wind farm and had a total installed generation capacity of 5,771 MW, of which the hydroelectric plants accounted for 5,599 MW. See "Item 4. Information on the Company—Generation and Purchase of Electric Power." The State Government as our controlling shareholder establishes our operating and long-term strategy.

        The following are our operational subsidiaries as of December 31, 2003:

  •
  Sá Carvalho S.A. (100% interest). Sá Carvalho S.A. is engaged in the production and sale of electric energy and holds the concession to operate the Sá Carvalho hydroelectric power plant.

  •
  Usina Térmica Ipatinga S.A. (100% interest). Usina Térmica Ipatinga S.A. is an SPP engaged in the production and sale of electric energy at the Ipatinga thermoelectric and steam power plant.

  •
  Gasmig (95.19% interest). Gasmig is engaged in the acquisition, transportation and distribution of natural gas and related products.

  •
  Infovias (99.93% interest). Infovias is engaged in the rendering of telecommunication services and the conducting of related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other items.

  •
  Efficientia S.A. ("Efficientia") (100.00% interest). Efficientia S.A is engaged in rendering efficiency, optimization and energy solutions services, as well as providing operating and maintenance services, to energy supply facilities. Efficientia initiated operations in the first quarter of 2003.

  •
  Horizontes Energia S.A. (100.00% interest). Horizontes Energia is engaged in the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina. Horizontes Energia S.A. initiated operations in the first quarter of 2003.

        We also have a 100% interest in each of the following companies: Usina Termelétrica Barreiro S.A.; CEMIG PCH S.A.; CEMIG Trading S.A.; and Cemig Capim Branco Energia S.A. These companies were organized to conduct specific projects in the electric energy sector and have not yet commenced operations.

        Our consolidated financial statements for the year ended December 31, 2003 and 2002 include the financial results of CEMIG and all of our subsidiaries (operational and pre-operational) described above. See Note 2 to our consolidated financial statements.

        We also have a 49.0% interest in Central Hidrelétrica Pai Joaquim S.A., a company that we formed in 2002 in partnership with COPASA. Central Hidrelétrica Pai Joaquim S.A. commenced operations in 2004.

        We have a 49.0% interest in Central Termelétrica de Cogeração S.A., a company that we formed in 2003 in partnership with COPASA. Central Termelétrica de Cogeração S.A commenced operations in 2004.

        In addition, we have a 25.0% interest in Companhia Transleste de Transmissão, formed in 2003 in partnership with Companhia Técnica de Engenharia, Furnas and Orteng. This company will be responsible for building and operating the 345 kV transmission line connecting a substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant.

Critical Accounting Estimates

        The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. We evaluate our estimates on an ongoing basis and base them on a combination of historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates. Our critical accounting policies that affect our more significant judgments used in the preparation of our consolidated financial statements are set forth below.

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

        SFAS No. 71 requires rate-regulated public utilities such as CEMIG to record certain costs and credits allowed in the rate-setting process in different periods than for non-regulated entities. These costs and credits are deferred as regulatory assets and are recognized in the consolidated statement of operations at the time they are reflected in rates. Accordingly, we capitalize allowable incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is realized when we collect the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. We evaluate and revise the accounting for our regulatory assets on an ongoing basis as new regulatory orders are properly issued and account for our activities under SFAS No. 71. As we recognize regulatory assets in accordance with rulings of the regulatory authorities of the Federal Government, future regulatory rulings may impact the carrying value and accounting treatment of our regulatory assets.

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

        In addition, we are subject to the provisions of Emerging Issues Task Force 92-07 "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs," or EITF 92-07, which establishes a 24-month limit for collection of regulatory assets related to billing losses. Accordingly, we were required to estimate this asset recovery based on assumptions of future billings. The estimated 24-month period to recover revenue losses is based on ANEEL Resolution No. 90, dated February 18, 2002, and ANEEL Resolution No. 36, dated January 29, 2003, which state that billing losses resulting from the rationing period will be recovered simultaneously with energy transactions on the MAE and before the recovery of additional Parcel A costs.

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

  Employee post-retirement benefits

        We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established post-retirement health care plans and pay life insurance premiums. We account for these benefits in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and SFAS No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions." We have applied SFAS 132(R) "Employers Disclosures about Pensions and Other Post-retirement Benefits" to disclose information about pension plans and other post-retirement benefit plans.

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

Recently Issued U.S. GAAP Pronouncements

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," or SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS 133. SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS 149 on January 1, 2003 did not have any impact on our consolidated financial statements.

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

  •
  mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

  •
  instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

  •
  obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

        SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 in 2003 did not have any impact on our consolidated financial statements.

        In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN 45. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 on January 1, 2003 did not have any impact on our consolidated financial statements.

        In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity' if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

        In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. FIN 46 did not have any impact on the Company's operations in 2003, and it is expected that it will not have any impact on our operations in 2004.

        On December 23, 2003, the FASB issued Statement of Financial Accounting Standards no. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106" (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans. We have provided for the disclosures required by SFAS 132 (revised 2003) in our financial statements.

        In 2003, the Emerging Issues Task Force issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. We do not expect that the adoption of this EITF will have a material impact on our financial statements.

Analysis of Electricity Sales and Cost of Electricity Purchased

        Electricity rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See Annex A—"The Brazilian Power Industry—Tariffs".

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

	Year ended December 31,
	2003	2002	2001
Electricity Sales:
Average rate to final customers (R$/MWh)
Industrial rate	132.35	100.06	86.23
Residential rate	356.87	281.60	246.18
Commercial rate	306.00	240.94	206.18
Rural rate	186.76	147.80	131.04
Public services rate and others	201.78	158.80	137.73
Total sales to final customers (GWh)
Industrial customers	21,715	21,906	21,351
Residential customers	6,529	6,360	6,475
Commercial customers	3,402	3,283	3,269
Rural customers	1,783	1,705	1,572
Public services and other customers	2,478	2,330	2,229
Average rate (R$/MWh)	197.12	151.64	132.45
Total revenues (millions of R$)	7,179	5,458	4,587
Sales to distributors:
Volume (GWh)	621	313	632
Average rate (R$/MWh)	51.53	67.09	102.85
Total revenues (millions of R$)(1)	32	21	65
Electricity Purchases from Itaipu:
Volume (GWh)	12,220	12,735	11,935
Average cost (R$/MWh)	96.15	76.87	68.96
Total cost (millions of R$)	1,175	979	823

(1)
Does not include R$24 million, R$140 million and R$452 million relating to energy transactions on the MAE during 2003, 2002 and 2001, respectively.

Rates

        Our results of operations in the past have been significantly affected by fluctuations in the levels of rates that we are permitted to charge for the generation and distribution of electricity. The rate-setting process in Brazil has historically been influenced by government attempts to control inflation. With the restructuring of the electric power sector in Brazil that commenced in 1995 and under the terms of the renewal of the concession agreement that we signed with ANEEL in 1997, the process by which rates are set has changed to a significant degree. Currently, three different rate structures apply. First, electricity that we distribute to captive customers (those customers with no alternative means of energy supply, including residential, commercial and most industrial customers) is provided at rates that are adjusted and revised by ANEEL in accordance with the provisions of our concession contract. Second, the price of electricity that we currently buy from and sell to other suppliers under the initial contracts is subject to rates set by ANEEL; however, from 2003 to 2006, 25% of electricity bought and sold in the wholesale market per year under initial contracts will be deregulated from ANEEL's rate-setting control. Third, we have entered into electricity supply contracts at freely negotiated rates with our free customers (those customers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more) that elected not to be subject to ANEEL's rate-setting structure. Under Law No. 10,848 distribution companies are no longer allowed to enter in new contracts for sale of electricity to free consumers at non-regulated prices. We are unable to estimate the impact of this measure on our operations. See "The Brazilian Electricity Sector—Legal and Regulatory Matters—Rates" in Annex A.

        ANEEL has approved extraordinary rate increases designed to compensate generation and distribution companies for losses incurred as a result of the Electricity Rationing Plan. See "—Power Rationing and Government Measures to Compensate Electric Utilities."

        ANEEL, through Resolution No. 71, dated as of April 7, 2004, sets forth the rate adjustment for electric energy supply at a level that, in our opinion, is consistent with that authorized in the concession contract, allowing for recovery of operating costs and an appropriate return on investments.

        The average rate adjustment applied to our rates on April 8, 2003 as part of our periodic rate review was 31.53%. However, according to Resolution No. 71, such rate adjustment was entitled to be 37.9%. ANEEL has indicated that the rate adjustments expected for the years from 2004 to 2007 will be adjusted in equal installments to recover the differences between the 37.9% rate adjustment we were entitled to and the 31.53% rate adjustment that was authorized. From more information see "Item 8. Financial Information—Legal Proceedings—Regulatory Matters."

        The difference between the verified revenue considering the 31.53% rate adjustment and the revenue that would be earned considering the 37.86% rate adjustment was recorded by CEMIG as a deferred regulatory asset, in counterpart to the 2003 statement of operations, in the amount of R$199 million. See Note 4 to our consolidated financial statements.

        On May 24, 2004, ANEEL re-issued Resolution No. 83, and revised the rate that we may charge our end users. We believe that based on the average increase in rates provided for in the reissued Resolution No. 83, we will be unable to achieve the revenue authorized in the concession agreement. We cannot assure you that Resolution No. 83 and the rates set forth thereunder will not have an adverse effect on our financial condition or results of operations.

Power Rationing and Government Measures to Compensate Electric Utilities

        Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil's significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures in response to these conditions. First, the President of Brazil passed Provisional Measure No. 2,147 on May 15, 2001 (as updated by

Provisional Measure No. 2,152-2 on June 1, 2001), creating the Câmara de Gestão da Crise de Energia Elétrica, or Energy Crisis Committee. The Energy Crisis Committee resolved on May 16, 2001 to require certain electricity distributors, including us, to suspend distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%. Second, the President passed Decree No. 3,818, on May 15, 2001, requiring the Federal Government to reduce its electricity consumption by 35% beginning July 1, 2001. Third, on May 18, 2001, the Federal Government announced additional power rationing measures to be imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by 20% of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period. Further measures provided that bonuses would be paid to residential consumers whose energy consumption was lower than the requisite target and that power cuts and surcharges would be imposed on consumers whose energy consumption exceeded the requisite target. ANEEL established specific accounts and controls to record the effect of the rationing measures relating to the bonus, surcharge and other related costs. The power rationing measures ultimately ceased on February 28, 2002.

        On October 17, 2001, the Federal Government, through Provisional Measure No. 4, approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including us, would be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the aforementioned surcharges. In 2002, we received approximately R$132 million as reimbursement for a portion of the expenses we incurred in connection with payment of bonuses to consumers. In addition, we are currently negotiating with ANEEL our reimbursement of approximately R$23 million relating to surcharges that were not paid by certain customers because their surcharges are under dispute. Although no assurance can be given, we do not expect to incur a loss with respect to this outstanding amount. In accordance with ANEEL Resolution No. 600, dated October 31, 2002, we have been reimbursed for operating costs of approximately R$28 million that relate to the adoption of the Electricity Rationing Plan and that exceed amounts received from surcharges on consumer rates. Reimbursement of these operating costs was made through rate increases in force since April 8, 2003 and April 8, 2004. See Note 5 to our consolidated financial statements.

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

Impact of Our Account Receivable from the State Government

        Our liquidity, as well as net income, is affected by payments made in connection with the CRC Account, the account receivable we have from the State Government. The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002. In 2003, we offset a portion of overdue amounts in the value of R$28 million against payments of interest on capital that we are required to make to the State Government as our shareholder. In order to address the settlement of these outstanding amounts, we have undertaken extensive negotiations with the State

Government. To date, these negotiations have resulted in the execution of three amendments to the CRC Account Agreement, each of which is described below.

        The First Amendment to the CRC Account Agreement was signed on January 24, 2001 and its purpose was to change the monetary restatement index from UFIR (Tax Reference Unit Index) to IGPD-DI (Índice Geral de Preços—"General Market Price Index"), since the UFIR was extinguished in October 2000.

        The Second Amendment to the CRC Account Agreement, signed on October 14, 2002, refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, representing the total amount of R$1,201 million at December 31, 2003, bearing interest at 6% per year, with restatement based on IGP-DI. We entered into this second amendment with the State Government in order to preserve the terms and conditions of the original CRC Account Agreement with respect to the above-referenced installments. We did not receive any scheduled payments from the State Government in respect of this second amendment. We recorded a full provision for loss for this asset as of December 31, 2001. See Note 3 to our consolidated financial statements.

        The Third Amendment to the CRC Account Agreement, signed on October 24, 2002, refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 31, 1999 and from March 1, 2000 through December 1, 2002. These installments, which totaled R$891 million as of December 31, 2003, bear interest at an annual rate of 12%, with restatement based on IGP-DI. We did not receive any scheduled payments in respect of this third amendment in 2002. In 2003, we offset a portion of overdue amounts in the value of R$28 million against payments of interest on capital that we are required to make to the State Government as our shareholder. We are permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this third amendment. For this reason, we have not recorded a loss provision in respect of amounts due thereunder. See Note 3 to our consolidated financial statements.

Exchange Rates

        Substantially all of our revenues and operating expenses are denominated in reais. We have significant levels of foreign currency-denominated debt and other liabilities. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may significantly impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2003, we have used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2003, we had entered into swap agreements in the notional amount of US$139 million and the Japanese yen in the amount of ¥6,739 million (equivalent to US$63 million) respectively order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar and Japanese yen variations to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Certificates of Deposit) rate. We did not use any similar financial instruments in 2002 or 2001. See Notes 2(d), 17, 24, 26(c) and (d) and 27 to our consolidated financial statements.

Unbundling

        Currently, our electricity generation, transmission and distribution operations are vertically integrated. However, pursuant to our concessions contracts and Law No. 10,848, we must reorganize our activities so that we have separate companies performing each of our main activities. Upon approval by ANEEL, we may reorganize our corporate structure so that we have one wholly owed subsidiary having as its corporate purpose generation and transmission activities and another having as its purpose only distribution activities. Each of these separate companies would be a wholly owned subsidiary of Cemig and would be consolidated in our balance sheet. We expect to complete our corporate reorganization by December 2004. See "Item 3. Key Information—Risk Factors—Risks Relating to CEMIG—Difficulties relating to the restructuring of our operations could adversely affect our business" and "Item 4. Information on the Company—Organizational Structure and Unbundling." See Note 28 to our consolidated financial statements.

  Financial Reporting and Tax Considerations

        We do not anticipate that the unbundling would result in material differences in the presentation of our reporting for financial purposes in accordance with U.S. GAAP or Brazilian GAAP since the financial results of the new generation, transmission and distribution subsidiaries would be consolidated with ours. We also do not anticipate that our marginal tax rate, on a consolidated basis, would change as a result of the unbundling. We do, however, anticipate that our operating results would be adversely affected as a consequence of the application of certain Brazilian revenue taxes. The revenue taxes which would cause the adverse effect on operating results comprise the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, and the Programa de Formação do Patrimônio do Servidor (a fund for the benefit of public employees), or PASEP, and were assessed against our consolidated revenues at a combined rate of approximately 4.65% from December 2002 to December 2003 and 3.65% from January through November 2002. Since February 2004, the tax rate of this contribution is 7.4% of a tax base equal to the gross revenue less certain deductions. Following the unbundling, we anticipate that the revenue taxes would be assessed at the subsidiary level with respect to revenues of the generation subsidiary and, separately, revenues of the distribution subsidiary.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

  Net operating revenues

        Net operating revenues increased 23.8% to R$6,032 million in 2003 from R$4,872 million in 2002 due primarily to higher electricity sales to final customers, deferred rate adjustment and use of basic transmission network, partially offset by a decrease in regulatory extraordinary rate adjustment intended to reimburse us for revenue losses incurred as a result of the Electricity Rationing Plan and a decrease in electricity sales to the interconnected power system.

	2003	% of net operating revenues	2002	% of net operating revenues	2003 versus 2002—%
Electricity sales to final customers	7,179	119.0	5,458	112.0	31.5
Regulatory extraordinary rate adjustment	63	1.0	281	5.8	(77.6)
Deferred rate adjustment	199	3.3	—	—	—
Electricity sales to the interconnected power system	56	0.9	161	3.3	(65.2)
Use of basic transmission network	257	4.3	185	3.8	38.9
Other operating revenues	468	7.8	260	5.3	80.0
Tax on revenues	(2,190)	(36.3)	(1,473)	(30.2)	48.7

Total net operating revenues	6,032	100.00	4,872	100.00	23.8

        Electricity sales to final customers were R$7,179 million in 2003, representing a 31.5% increase compared to R$5,458 million in 2002. This resulted primarily from an increase in the average rate and an increase in the volume of electricity sales to final customers. There was a 30.0% increase in the average energy rate in 2003 to R$197.12 per MWh compared to R$151.64 per MWh in 2002 as a result of rate increases of 10.5% in April 2002 (full effect in 2003) and 31.5% in April 2003. In addition, there was a 0.9% increase in the volume of our electricity sales to final customers. For 2003 compared to 2002, the volume of electric power sold by us to residential, commercial, rural and other customers increased by 2.7%, 3.6%, 4.6% and 6.3%, respectively, while sales to industrial customers decreased by 0.9%.

        In 2003, we recorded R$63 million in revenue relating to the regulatory extraordinary rate adjustment, a 77.6% decrease compared to the R$281 million that we recorded in 2002. We recorded revenue relating to the regulatory extraordinary rate adjustment in 2003 and 2002 in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final customers, and in accordance with consensus described in Emerging Issues Task Force—EITF 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs," which establishes a 24-month limit for the recovery of revenue losses incurred during the Energy Rationing Plan. See Note 4 to our consolidated financial statements.

        In 2003, we recorded R$199 million in revenue relating to the deferred rate adjustment. The ANEEL Resolution No. 71, dated of April 7, 2004, disclosed the results of CEMIG's periodic rate review. According to this resolution, the rate adjustment that would have to be applied on CEMIG's tariffs starting April 8, 2003 was 37.9%, instead of the 31.5% applied. The difference will be included by ANEEL in future rate adjustments.

        Electricity sales to the interconnected power system were R$56 million in 2003, a 65.2% decrease compared to R$161 million in 2002. This decrease resulted primarily from higher spot market rates associated with energy transactions on the MAE in the prior year.

        Revenues from use of the basic transmission network by other concessionaires increased 38.9% to R$257 million in 2003 from R$185 million in 2002 due to rate increases in July 2002 (full effect in 2003) and July 2003.

        Other operating revenues increased 80.0% to R$468 million in 2003 from R$260 million in 2002 due primarily to an R$167 million increase in revenues from Gasmig, our subsidiary, reflecting 83.5% period-over-period growth, and an increase of R$28 million in revenue from Infovias as a result of telecommunication services rendered in 2003.

        Taxes on revenues increased 48.7% to R$2,190 million in 2003 from R$1,473 million in 2002 as a result of the 31.5% increase in our electricity sales to final customers in 2003 as compared to 2002 and as a result of the VAT billed to customers in connection with the extraordinary rate adjustment. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final customers, and VAT billed to customers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 3%; (iii) PASEP, assessed at a rate of 1.65%; and (iv) the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a charge established in 2002 that is prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages. See Notes 4 and 22 to our consolidated financial statements.

  Operating costs and expenses

        Operating costs and expenses increased 8.2% to R$4,703 million in 2003 from R$4,345 million in 2003, principally as a result of a increase in 2003 of electricity purchased for resale and higher personnel costs, partially offset by a reversion provision recognized in 2002 related to loss on deferred regulatory assets.

	2003	% of net operating revenues	2002	% of net operating revenues	2003 versus 2002—%
Electricity purchased for resale	(1,396)	(23.1)	(1,333)	(27.4)	4.7
Natural gas purchased for resale	(246)	(4.1)	(152)	(3.1)	61.8
Use of basic transmission network	(310)	(5.1)	(298)	(6.1)	4.0
Depreciation and amortization	(686)	(11.4)	(666)	(13.7)	3.0
Personnel	(710)	(11.8)	(532)	(10.9)	33.5
Regulatory charges	(585)	(9.7)	(548)	(11.2)	6.8
Third-party services	(325)	(5.4)	(265)	(5.4)	22.6
Employee post-retirement benefits	(109)	(1.8)	(207)	(4.3)	(47.3)
Materials and supplies	(88)	(1.5)	(78)	(1.6)	12.8
Other	(422)	(7.0)	(238)	(4.9)	77.3
Reversal (Provision) for loss on deferred regulatory assets	174	2.9	(28)	(0.6)	—
Total operating costs and expenses	(4,703)	(78.0)	(4,345)	(89.2)	8.2

        Electricity purchased for resale consists primarily of purchases from Itaipu through Centrais Elétricas Brasileiras S.A.—Eletrobrás. We are required under applicable regulations to purchase 17.0% of Itaipu's capacity at U.S. dollar-denominated prices. We also purchase electricity from the MAE and Furnas. Electricity purchased for resale increased 4.7% to R$1,396 million in 2003 from R$1,333 million in 2002 due mainly to a 20.0% increase in purchases from Itaipu to R$1,175 million in 2003 compared to R$979 million in 2002, partially offset by a 73.2% decrease in energy purchased from the MAE, considering the higher spot market rates associated with energy transactions on the MAE in the prior year. See Note 23 to our consolidated financial statements.

        Natural gas purchased for resale increased 61.8% to R$246 million in 2003 compared to R$152 million in 2002 and consists of purchases made by our subsidiary, Gasmig. The increase in natural gas purchased for resale is the result of increases in the natural gas price, and a 12.2% increase in the volume of gas sold by Gasmig in 2003.

        Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity purchased from Itaipu and other concessionaires. Charges for use of the basic transmission network represented a 4.0% increase to R$310 million in 2003 compared to R$298 million in 2002 principally as a result of rate increases in July of 2002 and 2003.

        Depreciation and amortization increased 3.0% to R$686 million in 2003 from R$666 million in 2002 as a result primarily of the entry into service of additional distribution and transmission networks and lines.

        Personnel expense increased to R$710 million in 2003 compared to R$532 million in 2002 primarily as a result of wage increases of 16.2% and 11.5% in November 2003 and 2002, respectively, and a provision relating to our Termination Resignation Program in the amount of R$78 million.

        Regulatory charges increased 6.8% to R$585 million in 2003 from R$548 million in 2002 due primarily to R$118 million related to the energy development account (CDE), a new charge created to foster energy development in the states and to promote competition regarding energy produced through wind farms, small hydroelectric power plants, biomass, natural gas and coal, partially offset by a R$63 million decrease in CCC Account charges in 2003 to R$282 million from R$345 million in 2002 as a result of decreased operations of thermal generation plants in 2003. See Note 23 to our consolidated financial statements.

        Third-party services expense increased 22.6% to R$325 million in 2003 compared to R$265 million in 2002. This increase resulted mainly from an increase in the prices for service contracts relating to meter reading, delivery of bills to consumers and collection services.

        Employee post-retirement benefits decreased 47.3% to R$109 million in 2003 compared to R$207 million in 2002 due to a lower projected net periodic cost for 2003 as a result of a higher expected return on plan assets. See Note 19 to our consolidated financial statements.

        We recorded a reversion provision for loss on deferred regulatory assets of R$174 million in 2003 compared to a provision of R$28 million in 2002 to reflect our estimation of the recoverability of our deferred regulatory assets. The extraordinary rate adjustment regulatory asset had an initial maximum recovery period of 82 months, which was reduced to 74 months, from January 2002 to February 2008, pursuant to ANEEL's Resolution No. 1 dated January 12, 2004. We made studies to verify if the 74-month recovery period would be sufficient to recover the amounts approved by ANEEL. Based on those studies, we recorded an allowance for losses in the amount for R$4 million as of December 31, 2003. Therefore, there was a reversal of the allowance, in the amount of R$174 million, since the original amount recorded, as of December 31, 2002, was R$178 million. See Notes 2(q) and 4 to our consolidated financial statements.

        Other expenses increased 77.3% to R$422 million in 2003 from R$238 million in 2002 due principally to an increase of R$55 million in employees profit sharing, considering our better financial performance in 2003, and an increase of R$44 million in provision for doubtful accounts to R$57 million in 2003 compared to R$13 million in 2002, and, to a lesser extent, to increases in our losses on disposal of fixed assets and expenses related to other taxes and rentals. See Note 23 to our consolidated financial statements.

  Operating income

        As a result of the foregoing, we had operating income of R$1,329 million in 2003 compared to operating income of R$527 million in 2002.

  Financial income (expense), net

        Financial income (expense), net, includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had financial revenues, net of R$674 million in 2003 compared to financial expenses, net of R$525 million in 2002, principally due to a R$321 million increase in foreign exchange revenues and a decrease of R$800 million in foreign exchange losses, resulting from the 18.2% appreciation of the real against the U.S. dollar in 2003 compared to an 52.3% devaluation of the real against the U.S. dollar in 2002. Additionally, there was a R$330 million increase in monetary restatement on deferred regulatory assets and reclassification adjustment on marketable securities gains of R$76 million from the sale of Notas do Tesouro Nacional (Brazilian National Treasury Notes) offset by a R$158 million decrease in income from temporary cash investments due to lower cash and cash equivalents and restricted investments in 2003 and income from cash investments denominated in U.S. dollars, losses on financial instruments, net of R$44 million and a R$139 million decrease in interest and monetary restatement of an account receivable from the State Government due to lower variation of IGP-DI, index of the contract. See Notes 3, 4, 17 and 24 to our consolidated financial statements.

  Income taxes

        Income taxes were an expense of R$607 million on pre-tax income of R$2,003 million in 2003 compared to expenses of R$26 million on pre-tax income of R$2 million in 2002. Deductions of R$85 million and R$73 million in 2003 and 2002, respectively, with respect to interest on capital reduced the amount provisioned for income taxes in 2003. See Note 6 to our consolidated financial statements.

  Minority interests

        Minority interests were income of R$12 million in 2002, related to the operation of Infovias.

  Net income (loss)

        As a result of the foregoing, we had net income of R$1,396 million in 2003 compared to net loss of R$12 million in 2002.

  Other comprehensive income (loss)

        Other comprehensive loss was R$64 million in 2003 compared to other comprehensive income of R$242 million in 2002 as a result of the additional minimum liability recorded and the reclassification adjustment resulting from the sale of the available for sale securities.

  Comprehensive income

        As a result of the factors stated above, comprehensive income was R$1,332 million in 2003 compared to R$230 million in 2002.

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

	2002	% of net operating revenues	2001	% of net operating revenues	2002 versus 2001
Electricity sales to final customers	5,458	112.0	4,587	91.6	19.0
Regulatory extraordinary rate adjustment	281	5.8	789	15.8	(64.4)
Electricity sales to the interconnected power system	161	3.3	517	10.3	(68.9)
Use of basic transmission network	185	3.8	154	3.1	20.1
Other operating revenues	260	5.3	150	3.0	73.3
Tax on revenues	(1,473)	(30.2)	(1,191)	(23.8)	23.7

Total net operating revenues	4,872	100.00	5,006	100.00	(2.7)

        In 2002, we recorded R$281 million in revenue relating to the regulatory extraordinary rate adjustment, a 64.4% decrease compared to the R$789 million that we recorded in 2001. We recorded revenue relating to the regulatory extraordinary rate adjustment in 2002 and 2001 in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final customers, and in accordance with consensus described in Emerging Issues Task Force—EITF 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs," which establishes a 24-month limit for the recovery of revenue losses incurred during the Energy Rationing Plan. See Note 4 to our consolidated financial statements.

        Electricity sales to final customers were R$5,458 million in 2002, representing a 19.0% increase compared to R$4,587 million in 2001. This resulted primarily from an increase in the average rate and an increase in the volume of electricity sales to final customers. There was a 14.5% increase in the average energy rate in 2002 to R$151.64 per MWh compared to R$132.45 per MWh in 2001 as a result of rate increases of 16.5% in April 2001 (full effect in 2002) and 10.5% in April 2002. In addition, there was a 2.0% increase in the volume of our electricity sales to final customers. For 2002 as compared to 2001, the volume of electric power sold by us to industrial, commercial, rural and other customers increased by 2.6%, 0.4%, 8.5% and 4.5%, respectively, while sales to residential customers decreased by 1.8%. Despite the increase in the volume of electricity sold, new consumer consumption patterns and Brazil's economic downturn did not permit energy sales to return to levels realized before the Electricity Rationing Plan. See Note 22 to our consolidated financial statements.

        Electricity sales to the interconnected power system were R$161 million in 2002, a 68.9% decrease compared to R$517 million in 2001. This decrease resulted primarily from the higher spot market rates associated with energy transactions on the MAE while the Electricity Rationing Plan was in force from June 1, 2001 to February 28, 2002.

        Revenues from use of the basic transmission network by other concessionaires increased 20.1% to R$185 million in 2002 from R$154 million in 2001. This increase was due to 11.6% and 7.15% rate increases in July 2001 and 2002, respectively, as well as an increase in the number of other concessionaires that used our basic transmission network in 2002.

        Other operating revenues increased 73.3% to R$260 million in 2002 from R$150 million in 2001 due principally to an R$84 million increase in revenues from Gasmig, our subsidiary, reflecting 72.4% period-over-period growth, and R$16 million of revenue from Infovias as a result of telecommunication services rendered in 2002.

        Taxes on revenues increased 23.7% to R$1,473 million in 2002 from R$1,191 million in 2001 as a result of the increase in our electricity sales to final customers in 2002 as compared to 2001 and as a result of the VAT billed to customers in connection with the extraordinary rate adjustment. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final customers, and VAT billed to customers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 3%; (iii) PASEP, assessed at a rate of 0.65%; and (iv) the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a new charge established in 2002 that is prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages. See Notes 4 and 22 to our consolidated financial statements.

  Operating costs and expenses

        Operating costs and expenses decreased 22.4% to R$4,345 million in 2002 from R$5,598 million in 2001, principally as a result of a decrease in 2002 of electricity purchased for resale and provisions recorded in 2001, for losses recognized on our receivable from the State Government and for losses on deferred regulatory assets.

	2002	% of net operating revenues	2001	% of net operating revenues	2002 versus 2001
Electricity purchased for resale	(1,333)	(27.4)	(1,914)	(38.2)	(30.4)
Natural gas purchased for resale	(152)	(3.1)	(84)	(1.7)	81.0
Use of basic transmission network	(298)	(6.1)	(251)	(5.0)	18.7
Depreciation and amortization	(666)	(13.7)	(641)	(12.8)	3.9
Personnel	(532)	(10.9)	(531)	(10.6)	0.2
Regulatory charges	(548)	(11.2)	(420)	(8.4)	30.5
Third-party services	(265)	(5.4)	(216)	(4.3)	22.7
Employee post-retirement benefits	(207)	(4.3)	(293)	(5.8)	(29.4)
Materials and supplies	(78)	(1.6)	(70)	(1.4)	11.4
Other	(238)	(4.9)	(274)	(5.5)	(13.1)
Reversal (Provision) for loss on deferred regulatory assets	(28)	(0.6)	(150)	(3.0)	(81.3)
Provision for loss on account receivable from State Government	—	—	(754)	(15.1)	—

Total operating costs and expenses	(4,345)	(89.2)	(5,598)	(111.8)	(22.4)

        Electricity purchased for resale consists primarily of purchases from Itaipu through Furnas Centrais Elétricas S.A., or Furnas. We are required under applicable regulations to purchase 17.0% of Itaipu's capacity at U.S. dollar-denominated prices. We also purchase electricity from the MAE and Furnas itself. Electricity purchased for resale decreased 30.4% to R$1,333 million in 2002 from R$1,914 million in 2001 due mainly to the recording of a R$149 million provision related to energy purchased from the MAE in 2002 while the Electricity Rationing Plan was in force (compared to a R$952 million provision in 2001), partially offset by a 19.0% increase in purchases from Itaipu to R$979 million in 2002 compared to R$823 million in 2001. See Note 23 to our consolidated financial statements.

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

        Personnel expenses were R$532 million in 2002 compared to R$531 million in 2001. Wages increased by 11.45% and 8.16% in November 2002 and 2001, respectively. However, the absence in 2002 of a provision relating to our Voluntary Resignation Program (R$33 million provision in 2001) contributed to personnel expenses remaining relatively constant.

        Regulatory charges increased 30.5% to R$548 million in 2002 from R$420 million in 2001 due primarily to (i) a R$96 million increase in CCC Account charges in 2002 to R$345 million from R$249 million in 2001 as a result of increased operations of thermal generation plants in 2002, and

(ii) a R$14 million increase in required contributions to the RGR Fund (a reserve fund created by the Brazilian Congress that provides compensation to electricity companies for certain assets used in connection with their concessions if their concessions are revoked or not renewed) to R$144 million in 2002 from R$130 million in 2001. See Note 23 to our consolidated financial statements.

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

  Operating income (loss)

        As a result of the foregoing, we had operating income of R$527 million in 2002 compared to operating loss of R$592 million in 2001.

  Financial income (expense), net

        Financial income (expense), net includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, monetary restatement on recoverable tax, foreign exchange gains, monetary restatement on deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses and other expenses. Financial expenses, net increased 993.8% to R$525 million in 2002 compared to R$48 million in 2001, principally due to a R$576 million increase in net foreign exchange losses resulting from the 52.3% devaluation of the real against the U.S. dollar in 2002 (by comparison, there was an 18.7% devaluation of the real against the U.S. dollar in 2001) and a R$204 million increase in interest and monetary restatement on loans and financing, partially offset by a R$152 million increase in income from temporary cash investments due to higher cash and cash equivalents and restricted investments in 2002 and income from cash investments denominated in U.S. dollars and a 361.5% increase in financial income to R$120 million in 2002 compared to R$26 million in 2001 due to monetary restatement of the deferred regulatory assets. See Notes 3, 4, 17 and 24 to our consolidated financial statements.

  Income taxes

        Income taxes were an expense of R$26 million on pre-tax income of R$2 million in 2002 compared to expenses of R$78 million on pre-tax loss of R$640 million in 2001. Deductions of R$73 million and R$34 million in 2002 and 2001, respectively, with respect to interest on capital helped reduce the amount provisioned for income taxes in 2002 and 2001. See Note 6 to our consolidated financial statements.

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

  Other comprehensive income

        Other comprehensive income was R$242 million in 2002 compared to R$203 million in 2001 as a result of a decrease in our projected benefit obligation as a result of a higher increase in the fair value of assets contained in plans administered by The Fundação Forluminas de Seguridade Social (the Forluminas Social Security Foundation, or "FORLUZ"), compared to the increase in FORLUZ's benefit obligations. This increase in the fair value of assets was due primarily to return on plan assets in 2002.

  Comprehensive income (loss)

        As a result of the factors stated above, comprehensive income was R$230 million in 2002 compared to comprehensive loss of R$516 million in 2001.

Liquidity and Capital Resources

        Our business is capital intensive. Historically, we have required capital to finance the construction of new generation facilities and the expansion and modernization of existing generation, transmission and distribution facilities. Our liquidity requirements are also affected by our dividend policy. See "Item 8. Financial Information—Dividend Policy and Payments." We have funded our liquidity and capital requirements primarily with cash provided by operations and, to a lesser extent, with proceeds of financings. We believe that our current cash reserves, cash provided by operations and anticipated proceeds from financings will be sufficient during the next 12 months to meet our liquidity requirements.

  Cash and cash equivalents

        Cash and cash equivalents as of December 31, 2003 were R$440 million compared to R$123 million as of December 31, 2002 and R$218 million as of December 31, 2001. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2003.

  Cash flow from operating activities

        Net cash provided by operating activities in 2003, 2002 and 2001 totaled R$658 million, R$732 million and R$720 million, respectively. The decrease in cash provided by operating activities in 2003 compared to 2002 was due primarily to financial settlement of the MAE transactions in 2003. The increase in cash provided by operating activities in 2002 compared to 2001 was due primarily to higher cash earnings plus changes in working capital. Significant non-cash items affecting earnings included increased depreciation and amortization expense as a result of our on-going capital improvements projects, recognition of deferred regulatory assets, the effects of monetary variation and exchange rate variations and the provision for loss recognized in 2001 on the CRC Account Receivable.

  Cash flow from investing activities

        Net cash used in investing activities during 2003, 2002 and 2001 amounted to R$852 million, R$546 million and R$1,099 million, respectively, principally relating to the acquisition of property, plant and equipment for construction of new generation facilities by us or our consortia and the expansion and modernization of existing generation, transmission and distribution facilities. Capital expenditures from the acquisition of property, plan and equipment amounted to R$782 million, R$636 million and R$323 million in 2003, 2002 and 2001, respectively. New investments in consortia and other affiliates also impacted net cash use in investing activities. Such investments amounted to R$251 million, R$336 million and R$223 million in 2003, 2002 and 2001, respectively. See "Item 4. Information on the Company—Capital Expenditures" for more detail regarding how these capital expenditures were applied by us.

        As of December 31, 2001, we had restricted short-term investments in the amount of R$602 million, of which R$468 million was related to our issuance of long-term debentures in November 2001 in the amount of R$625 million. See "Item 10. Additional Information—Material Contracts." These resources were used in connection with our investment plan, executed in 2002, relating to the expansion of our energy production, transmission and distribution operations.

  Cash flow from financing activities

        Net cash provided by financing activities during 2003 was R$511 million, comprised of R$717 million and R$820 million in proceeds from long-term financing and short-term loans, respectively, offset by the repayment of R$826 million of real- and foreign currency-denominated long-term financing and the payment of R$200 million in dividends and interest on capital.

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

        Net cash provided by financing activities during 2001 was R$361 million, comprised of R$1,150 million in proceeds from long-term financing, including U.S. dollar-denominated long-term loans and the November 2001 issuance of R$625 million of long-term debentures, offset by the repayment of R$617 million of real- and foreign currency-denominated long-term financing (including a US$121 million payment made in connection with the partial redemption of our fixed-rate Eurobonds in November 2001) and the payment of R$172 million in dividends and interest on capital. A portion of the proceeds from our issuance of long-term debentures, in the amount of R$468 million, was recorded as restricted short-term investments as of December 31, 2001. See "Item 10. Additional Information—Material Contracts."

        Our indebtedness as of December 31, 2003 was R$3,991 million, composed of R$2,331 million of long-term debt and R$1,660 million current portion of long-term debt. This compares with indebtedness as of December 31, 2002 of R$3,539 million, composed of R$2,593 million of long-term debt and R$946 million current portion of long-term debt. Of our long-term debt (including the current portion) at December 31, 2003, R$1,712 million was denominated in foreign currencies (R$1,424 million of which was U.S. dollar-denominated) and R$2,279 million was denominated in reais. Of our total indebtedness of R$3,991 million as of December 31, 2003, $R3,289 million is subject to variable interest rates. See Notes 17 and 26(d) to our consolidated financial statements.

        We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios. These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil. These and other covenants could limit our ability to support our liquidity and capital requirements. We are currently not in compliance with certain covenants of one of those agreements. However, we have obtained a waiver from that creditor for non-compliance with those covenants until the end of 2004. We cannot assure you that we will be able to renew this waiver and that in such case the relevant creditors will not accelerate payment. See Note 17 to our consolidated financial statements and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

        On December 31, 2003, our total debt was R$3,991 million, of which R$1,660 million matures in 2004. Of our total debt, R$1,712 million was contracted in foreign currency, of which R$1,045 million matures in 2004.

        As a result of the situation, we need funds in the short term to pay and refinance these obligations. For this reason, we are refinancing our debt in 2004 to lengthen maturities. We plan to raise approximately R$1.6 billion in 2004 which will be used to repay debt. We cannot assure you that we will successfully consummate this refinancing.

        In addition to the financings described in our financial statements, we have credit lines with financial institutions as of December 31, 2003 in the amount of R$120 million which we have not yet used.

        On December 18, 2003, we issued 300 promissory notes, with the unitary face value of R$1,000,000.00, unique series, publicly in the local market, on the total amount of R$300 million, maturing on June 15, 2004. The notes are in registered form and holders have a right to the premium of 103.9% over CDI variation. The notes contain events of default, including in cases of change of control. Itaú BBA S.A. was the lead manager of the transaction which had a short term risk rating of Fitch Atlantic Rating, as level F1, indicating "the strongest capacity of payment of financing obligation on the expecting term".

        We intend to set up a Local Note Program, according to "Instrução CVM No. 400", dated December 29, 2003. The Program will last two years from the date of the filing in "Comissão de Valores Mobiliários—CVM". Under the Program and in accordance with its terms, we will issue non-guaranteed, non-priority or unsubordinated simple debentures (non-convertible into shares). The Program will be limited to the issuance of debentures up to R$1.5 billion.

        We intend to issue under the Program our Third Public Issuance of non-guaranteed, non-priority and unsubordinated simple debentures (non-convertible into shares), in the amount of up to R$400 million, with maturity falling due 120 months from the issue date. The Program and our Third Debenture Issuance are conditioned on our shareholders' approvals.

        As a state-controlled company, we are subject to restrictions under current financing laws and regulations in Brazil on our ability to obtain financing in certain situations. For example, we must obtain approval from the Brazilian Ministry of Finance and the Central Bank prior to certain international financial transactions and such approval is typically granted only if the purpose of the transaction is to finance the import of goods or to roll over our external debt. In addition, financial institutions in Brazil are subject to risk exposure restrictions with regard to state governments, governmental agencies and state-controlled companies such as us. The restrictions mentioned in this paragraph have not prevented us from obtaining financing although there is no assurance that our ability to obtain financing will not be hindered in the future. See "Item 3. Key Information—Risk Factors—Risks Relating to Brazil—We currently face limitations on our ability to obtain financing."

        We currently plan to make capital expenditures aggregating approximately R$1,081 million in 2004. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity. In 2003, we funded our capital expenditures and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and meet our other liquidity requirements in 2004 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

        Over the long term, we anticipate that it will be necessary to make significant capital expenditures in connection with the maintenance and upgrading of our generation, transmission and distribution facilities, and we expect to employ a variety of liquidity sources, such as cash flow from operations and financings, in connection with such requirements. See "Item 3. Key Information—Risk Factors" for a discussion of certain matters that might adversely affect our liquidity position.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

        We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2003, about our contractual obligations and commitments in millions of reais.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	3,991	1,660	1,662	352	317
Purchase obligations
Purchase of electricity from Itaipu for resale(1)	10,236	1,087	2,174	2,174	4,801
Transfer and transport electric power from Itaipu(1)	546	58	116	116	256
Aimorés hydroelectric power plant(2)	120	109	11	—	—
Irapé hydroelectric power plant(2)	500	256	239	5	—
Funil hydroelectric power plant(2)	4	4	—	—	—
Queimado hydroelectric power plant(2)	7	7	—	—	—
Pai Joaquim hydroelectric power plant(2)	3	3	—	—	—
Bom Despacho 3 transmission substation(2)	30	30	—	—	—
Investiment in Cemig Capim Branco Energia(2)	40	7	28	5	—
Other long-term obligations
Pension plan contributions	2,330	185	370	326	1,449
Total	17,807	2,364	1,633	1,436	6,823

(1)
Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013.

(2)
Contractual obligations with contractors.

Research and Development

        We are engaged in projects that explore technological advances not only in electric power systems but in all energy-related fields such as the development of the usage of alternative energy sources, environmental control and power system performance and safety optimization. In 2003, we spent approximately R$25 million on research and development, including transfers to Fundo Nacional de Desenvolvimento Cientifico e Tecnológico—FNDCT (a federal research and development fund). During the years ended December 31, 2003, 2002 and 2001, we spent an aggregate of approximately R$35 million on research and development, and we transferred the same amount to FNDCT during that time. We expect to spend a total of approximately R$27 million on research and development in 2004. We conduct these efforts in accordance with Federal Law No. 9,991, which requires Brazilian power utilities to spend at least 0.5% of their net income on research and development projects (including transfers to FNDCT), as well as in accordance with our strategic corporate plans.

        We have dedicated a substantial portion of our research and development activities to the development of the usage of alternative energy sources, including wind, solar and biomass power generation. For example, our experimental Morro do Camelinho wind farm, with an installed capacity of 1 MW, began operating in 1994. See "Item 4. Information on the Company—Generation and Purchase of Electric Power—Wind Farm." We are currently involved in alternative energy research and development through projects that involve:

  •
  the development of the first Latin American 500W and 1,000W prototypes of hydrogen fuel cells (Direct Hydrogen Proton Exchange Membrane Fuel Cells) and research regarding the development of cells fueled directly by ethanol without external reform (Direct Ethanol Proton Exchange Membrane Fuel Cell);

  •
  the use of low cost technologies for electricity generation such as Elsbeth and Stirling motors, internal combustion engines, photovoltaic panels, micro turbines, high temperature fuel cells, biomass gasification, and bio-gas from animal biomass;

  •
  the creation of an experimental laboratory for the production of hydrogen as an energy source;

  •
  a joint research program with Universidade Federal de Itajubá relating to small hydroelectric plants, thermal generation and distributed energy resources;

  •
  a joint research program with Centro Tecnológico de Minas Gerais focusing on the development of a low-cost photovoltaic cell;

  •
  a joint research program with Universidade Federal de Viçosa relating to planted biomass for electricity generation; and

  •
  a joint research program with Centro Federal de Educação Tecnológica focusing on the development of small solar thermal power plants using low-cost materials.

        Our research and development projects in areas other than alternative energy sources include:

  •
  projects regarding the minimization of the environmental impact in areas like fish safety, limnology, aquifers recharge, geology-related researches, riparian vegetation and environmental problems caused by turbines;

  •
  projects for monitoring and optimizing of thermal and hydroelectric plants;

  •
  meteorology projects, especially related to flood and lightning forecasts, the major causes of power outages;

  •
  projects for the optimization and improvement of the performance of transmission and distribution systems, like the development of new computer tools, equipment and materials;

  •
  projects for the development of new equipment for energy efficiency; and

  •
  projects for the optimization of supervision, control and protection systems of the transmission and distribution control centers.

        We have also been instrumental in developing programs relating to the generation of electricity in remote areas and for low-income consumers, such as our Lumiar and Luz Solar programs.

Trends

        Under normal weather conditions, we are able to generate approximately 60% of the electricity sold to end users. In 2001 and 2002 our ability to do this was substantially affected by insufficient reservoir levels. Accordingly, part of the electricity supplied to end users had to be purchased on the MAE and from other IPPs. In 2003, we have gradually been able to increase generation to a level similar to that which we experienced prior to the Electricity Rationing Plan (53%). However, we have not yet been able to generate 60% of the electricity sold to end users as we had previously been able to generate under normal weather conditions.

        Law No. 10,848 allows public generation companies, including us, to amend the Initial Contracts that were in full force and effect as of March 2004. Public generation companies that have amended their Initial Contracts are not required to comply with the requirement to reduce the amount of electricity committed under such contracts by 25% each year from 2003 to 2005. In view of our current obligation to have separate accounting for each of our main activities, self-generation for supply to end consumers is considered an Initial Contract, as if we were selling to ourselves, and the prices and volumes of such "contract" are set forth by ANEEL. We are allowed by ANEEL to maintain the volumes of self supply in 2003 and 96% of such volumes in 2004. In December 2004, 75% of the volumes of the Initial Contracts executed by us will be reduced. In such case, in order to supply our demand, we intend to acquire energy under the regulated contractual environment created by Law No. 10,848.

        As a public service utility, we are subject to regulations issued by the Federal Government as described in "Item 4. Information on the Company—Brazil's Energy Market—Regulation." Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue if the change relates to prices or with respect to our operating expenses if the change relates to costs incurred to provide service to customers.

        We do not anticipate any significant change in revenues in respect of the transmission and distribution businesses since the regulation in place meets the announced plans of the new Federal Government administration.

        The periodic revision is being currently discussed by the Federal Public Auditing Court ("Tribunal de Contas da União") which recently decided that the methodology adopted by ANEEL did not consider certain tax benefits obtained by distribution companies, including us. See "Annex A—The Brazilian Power Industry—Tariffs".

        The rate readjustment was applied differently to different client categories with industrial clients having higher readjustments than residential clients. For more information, see "Item 4. Information on the Company—Brazil's Energy Market—Rates" and "Annex A—The Brazilian Power Industry—Tariffs". This difference in application may have an impact on sales volume growth in the future since industrial clients will tend to develop power projects to supply energy to themselves at lower cost. We are taking steps to mitigate this impact through the connection of new clients of different categories as well as clients based in neighboring states. In the coming years, we expect electricity consumption to grow toward the pre-rationing level based on an assumption that economic activity in Brazil will return to the levels it reached prior to the Federal Government-imposed rationing. However, there can be no assurance that this will occur.

        We expect that expenses that we are not able to control will increase at a rate well above inflation, which will require further rate increases as described in "Item 3. Key Information—Risk Factors—Risks Relating to Brazil—Changes in the rate-setting structure applicable to Brazilian electric utilities, as well as other actions by the Federal Government, could cause our net income to decrease" and "The Brazilian Electricity Sector—Legal and Regulatory Matters—Federal Government Action to Reimburse Electric Utilities" in Annex A. We expect our controllable costs to rise more or less at the rate of inflation since most of these cost items are adjusted for inflation according to contractual terms. We have taken measures to cut operating costs so as to meet benchmarks proposed by the ANEEL in the periodic rate review process.

        With respect to expansion, the most significant trend relates to universalization of client service. Utilities are currently required to provide service to all clients according to a schedule settled by ANEEL. The legislation provides that financing for universalization of the services will come from the funds of CDE and RGR. According to a program launched by ANEEL for universalization of electric services in rural areas, initially 40% of the necessary funds will come from CDE and 34% from RGR. With respect to energy supply, we expect the current overcapacity and favorable reservoir levels to prevail in the near term, allowing customers to consume electricity at lower prices and discouraging investment in new power projects. Investment in new generating capacity is one of the major concerns of the Federal Government to be addressed through regulatory framework reform. It is expected that the new regulatory framework will encourage investment in new generation capacity.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

        We are managed by our Board of Directors (Conselho de Administração), which consists of 14 directors, with each director having a corresponding alternate, and our Board of Executive Officers (Diretoria), which consists of seven executive officers. As our majority shareholder, the State Government has the right to elect the majority of our Board of Directors and, therefore, can control the outcome of Board of Director meetings. Each holder of our common shares is entitled to vote to elect members of our Board of Directors. Pursuant to the Brazilian Corporate Law, any shareholder holding at least 10% of our outstanding common shares may request that a cumulative voting procedure be adopted that would entitle each share to a number of votes equal to the current number of members of our Board of Directors and giving each shareholder the right to either vote cumulatively for a candidate or to distribute its votes among several candidates.

        Pursuant to the Brazilian Corporate Law, holders of preferred shares representing at least 10% of our share capital or holders of common shares representing at least 15% of our voting capital (other than our controlling shareholder) have the right to appoint one member and an alternate to the Board of Directors. If none of the holders of common shares or preferred shares meets the respective thresholds described above, shareholders representing in the aggregate at least 10% of our share capital will be able to combine their holdings to appoint one member and an alternate to the Board of Directors.

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

        The members of our Board of Directors are elected to serve three-year terms and may be reelected. Our full Board of Directors is elected every three years. Of the current 14 members of our

Board of Directors, eight were elected by the State Government, five were elected by Southern and one was elected by our preferred stockholders. The terms of the current members of our Board of Directors expire in April 2006.

        The names, positions and dates of initial appointment of our directors and their respective alternates are as follows:

Name	Position	Date of Initial Appointment
Wilson Nélio Brumer(1)	Director	February 27, 2003
Fernando Lage de Melo	Alternate	February 27, 2003
Djalma Bastos de Morais	Director	January 14, 1999
Luiz Antônio Athayde Vasconcelos	Alternate	February 27, 2003
Francelino Pereira dos Santos	Director	February 27, 2003
Marco Antônio Rodgrigues da Cunha	Alternate	February 27, 2003
Antônio Adriano Silva	Director	January 14, 1999
Francisco Sales Dias Horta	Alternate	February 27, 2003
Nilo Barroso Neto	Director	November 24, 2003
Guilherme Horta Gonçalves Júnior	Alternate	February 27, 2003
Oderval Esteves Duarte Filho(2)	Director	April 14, 2000
Estácio Gonzaga de Sá	Alternate	November 24, 2003
Carlos Augusto Leite Brandão(2)	Director	May 07, 2004
Fernando Teixeira Mendes Filho(2)	Alternate	May 07, 2004
Andréa Paula Fernandes(2)	Director	May 07, 2004
Carlos Suplicy de Figueiredo Forbes(2)	Alternate	February 27, 2003
Antônio Luiz Barros de Salles(2)	Director	May 07, 2004
Andréa Leandro Silva(2)	Alternate	May 07, 2004
José Augusto Pimentel Pessoa(2)	Director	May 07, 2004
André Luís Garbuglio(2)	Alternate	May 28, 2003
Aécio Ferreira da Cunha	Director	May 28, 2003
Eduardo Lery Vieira	Alternate	May 28, 2003
Maria Estela Kubitschek Lopes	Director	February 27, 2003
Fernando Henrique Schuffner Neto	Alternate	April 30,2002
Alexandre Heringer Lisboa	Director	February 27, 2003
Franklin Moreira Gonçalves	Alternate	February 27, 2003
Firmino Ferreira Sampaio Neto(3)	Director	May 7, 2004
Arnaldo José Vollet(3)	Alternate	May 28, 2003

(1)
Chairman of the Board of Directors.

(2)
Elected by Southern.

(3)
Elected by our preferred shareholders.

        Set forth below is brief biographical information for each member of our Board of Directors:

        Wilson Nélio Brumer—Mr. Brumer earned a degree in business administration from the Economics, Administration and Accounting College—FUMEC-BH in 1975 and has completed several financial management, planning and managerial development courses in Brazil and abroad. He has been the Minas Gerais State Secretary of Economic Development since January 2003 and a director of Valepar S.A. since January 2001. He is the former chairman of the following companies: BHP Billiton Brasil from November 1998 to December 2002; Grupo Paranapanema from February 1996 to October 1998; Aço Minas Gerais—Açominas from May 1995 to June 1997; Eletrometal Metais Especiais S.A. from 1994 to 1996; Brasifco S.A. from 1993 to 1996; Rio Doce Finance Ltd.—RDF from

1990 to 1992; Itabira International Company Ltd.—ITACO from 1990 to 1992 and Navegação Rio Doce S.A.—DOCENAVE from 1990 to 1991. Mr. Brumer is a former vice president of the board of directors of the following companies: Acesita from November 1992 to October 1998; Acesita Energética S.A. from 1992 to 1996; Forjas Acesita S.A. from 1992 to 1996; CVRD from 1990 to 1992 and the Villares Group consisting of Indústrias Villares, Aços Villares S.A. and Elevadores Atlas S.A. from February 1995 to October 1998. He is a former director of: Companhia Siderúrgica de Tubarão—CST from July 1996 to April 1999; Varig from November 1994 to February 1996; Usiminas from October 1991 to November 1992; Companhia Siderúrgica Tubarão from August 1992 to November 1992; Rio Doce Geologia e Mineração S.A.—DOCEGEO from 1988 to 1990; Florestas Rio Doce S.A. from 1988 to 1990 and Ferritas Magnéticas S.A.—FERMAG from 1984 to 1986. Mr. Brumer is also the former chief executive officer of: Acesita from November 1992 to October 1998; Companhia Siderúrgica de Tubarão from July 1996 to April 1999; CVRD from April 1990 to November 1992, Acesita Energética S.A. from 1992 to 1993 and Forjas Acesita S.A. from 1992 to 1993. He served as the chief financial officer of CVRD from February 1988 to April 1990. Mr. Brumer has also served as a member of the fiscal councils of: Navegação Rio Doce S.A.—DOCENAVE from 1983 to 1987 (president); Urucum Mineração S.A. from 1983 to 1984 and Fundação Vale do Rio Doce de Seguridade Social—VALIA from 1982 to 1983. Mr. Brumer has also served as the president of the Brazilian Steel Company Institute from August 1997 to May 1999, president of the Industrial Policy Council of the Industry Federation of Minas Gerais from 1994 to 1999, president of the finance committee of Valesul Alumínio S.A. from 1984 to 1988, executive director of the Brazilian Foreign Trade Association—AEB from 1994 to 1997, and a member of several councils and committees.

        Djalma Bastos de Morais—Mr. Morais holds a bachelor's degree in engineering from the Military Institute of Engineering and has completed additional post-graduate studies in telephony and computers at the same institute. Since January 1999 he has been the Chief Executive Officer of Gasmig and since July 2002 he has been the Chief Executive Officer of Infovias. From May 1999 to August 2001 he was the Chief Executive Officer of Infovias. From 1995 to 1998, he was Vice-President of Petrobrás Distribuidora S.A., the Brazilian oil company. From 1993 to 1994, Mr. Morais served as Brazilian Minister of Communications. He has also held various other positions, such as chief executive officer of Telecomunicações de Minas Gerais S.A.—Telemig; manager of Telecomunicações Brasileiras S.A.—Telebrás; chief operating officer of Telecomunicações de Mato Grosso—Telemat; chief operating officer of Telecomunicações do Amazonas—Telemazon; and manager of Telefônica Municipal S.A.—Telemusa.

        Francelino Pereira dos Santos—Mr. Santos earned a law degree from the Law School of the Federal University of Minas Gerais in 1949. Mr. Santos was a Minas Gerais state senator from 1995 to 2002 and the Governor of Minas Gerais from 1979 to 1983. He also was a congressional representative for four successive terms from 1963 to 1979 and alderman for the city of Belo Horizonte from 1951 to 1954. From 1961 to 1966 he was Chief of Cabinet of the Minas Gerais State Secretary of Internal Affairs and Justice, Chief of the Minas Gerais State General Management Department and Chief Counselor for Municipalities Affairs of the Cabinet of the Governor. From 1985 to 1990, he was vice-president of management of Banco do Brasil S.A. and the chief executive officer of Acesita from October 1983 to August 1984. Mr. Santos was also a professor and director of the Municipal Accounting High School in Belo Horizonte from 1955 to 1959.

        Antônio Adriano Silva—Mr. Silva holds a business administration degree with a specialization in marketing. He has worked for several private entities, including Mesbla S.A., Empresa Brasileira de Varejo S.A.—Embrava, Agência Jornalística Imagem, Associação Comercial de Minas, Asa Criação de Publicidade, and Coteminas.

        Nilo Barroso Neto—Mr. Barroso graduated in economics from the University of Brasília in 1979. He began the training course for a diplomatic career in 1977, completing it in 1982. In 1991 he completed the Master's course in liberal studies at Georgetown University, Washington, specializing in political philosophy. In 1983 and 1984 he was Assistant Head of the Consular Division, and in subsequent years held the posts of Assistant Head of the Division for Market Studies and Research, and Assistant to the Secretary for Relations with Congress. In 1993 he was an official of the General Secretariat of the Presidency of the Republic. In 1991 to 1993 he was Assistant Counsel in Houston, USA. He advised the annual conferences of the Interparliamentary Union in Bangkok (1987) and Mexico (1986), and participated as an Advisor in the meetings with the International Monetary Fund and the World Bank in the period from 1989 through 1991. He was a member of the Brazilian Congressmen's Delegation to the Convention of the Republican Party of the United States, in Houston, in 1992. He has been a member of the presidential summit group for the political concentration and consultation mechanisms in Santiago, Chile, since 1993.

        Oderval Esteves Duarte Filho—Mr. Duarte earned a degree in economics and accounting from the Federal University of Minas Gerais in 1991. From 1992 to 1993, he worked as a cost analyst for Usiminas. From 1993 to 1998, he was a senior auditor at Price Waterhouse. Since 1998, Mr. Duarte has been the chief financial officer of Southern Energy, Inc. in Brazil.

        Carlos Augusto Leite Brandão—Mr. Brandão was born on January 3, 1956. He obtained a degree in electrical engineering from Minas Gerais Federal University in 1978, subsequently completing post-graduate studies in economic engineering at the Dom Cabral Foundation in 1980. In 2000 he attended the MBA course in finance at Ibmec. He is currently Business Coordination Director for AES Eletropaulo, where he is responsible for regulatory and institutional action, and management coordination of the group's companies in Brazil. He is also chairman of the Audit Committee of the Wholesale Energy Market (MAE), was a member of the Market Executive Committee of that organization, and is a member of the Board, and Director, of ASMAE. He has been a member of IEEE—The Institute of Electrical Engineers, Inc.—since 1980, and a Senior Member since 1990. He was head of the Rio de Janeiro section of the IEEE from 1990 to 1992, and the Minas Gerais section (which he founded) from 1993 to 1996. He was chairman of Conselho Brasil from 1999 to 2001. He is a member of the Editorial Council of the Power Computer Society, has held several posts in the Power Engineering Society, and is the only foreign representative holding a position in the United States Activities Board, headquartered in Washington, DC. He has been a lecturer in the Computer Science Center of Minas Gerais Federal University, various courses held by Eletrobrás and at the PUC University of Minas Gerais, and the Instituto Brasil-Estados-Unidos. He has more than 50 publications in and outside Brazil, and published a book and CD-ROM jointly with the João Pinheiro Foundation, on Models for the Electricity Sector, in 1995. He coordinated the course in Regulation of the Electricity Sector held by the João Pinheiro Foundation in 1997, the first course of its type in Brazil. He began his career at CEMIG on March 15, 1979, and has held the positions of engineer, Manager of the Operation and Maintenance Engineering Division, Manager of the Operation and Maintenance Department, Manager of the Planning and Automation Department, Consultant for Sales to Large Clients, and Manager of the Transmission Department. Mr. Brandão currently serves as CEMIG's advisor to the Vice-Presidency and Consultant to the Financial Director.

        Andréa Paula Fernandes—Ms. Fernandes was born on October 19, 1969. In 1992 she obtained a degree in business administration from FIRP (Faculdades Integradas Rio-Pretense), and completed postgraduate studies at the Getúlio Vargas Foundation (FGV) in 1995. She attended the Extension Business Course of the University of California at Berkeley in 1996, and the Banking Extension Course (GVPEC) of the Getúlio Vargas Foundation in 1998. In 2001 she obtained an MBA in Finance from Ibmec (the Brazilian Capital Markets Institute). She is an advisor to the Business Coordination Directorate of the AES Brasil group companies. Previously she worked at Eletropaulo Metropolitana Eletricidade de São Paulo S.A. as a financial analyst and Investor Relations analyst from 2000 to 2003. She was a portfolio analyst at Banco Santander Brasil S.A. from 1998 to 2000, worked in the marketing department of Tyson Foods in the United States in 1996, and worked at Citibank N.A in 1990 and 1991.

        Antonio Luiz Barros de Salles—Mr. Salles was born on February 23, 1946, and obtained a degree in legal and social sciences from São Paulo University (USP) in 1970, with postgraduate course in criminal law, with a specialization in procedural law, from PUC University. He is Legal Business Director for Eletropaulo Metropolitana Eletricidade de São Paulo S.A. He was a career employee of Cesp, which he joined in 1967, and has been a lecturer at the Work Development and Organization Institution (Idort), and at the Management Institute of the economics faculty of São Paulo University (USP). He was Head of the Office of the Presidency in 1987-1991, Vice-President of the Private Pension Funds Association Abrapp (1993-1995) and Superintendent Director of the Cesp Foundation (1993-1995). He was technical advice manager to the government of the state of São Paulo (in 1971-1975), Chief of Staff for the Governor in the same administration, and Highways Secretary for the city of São Paulo (2000).

        José Augusto Pimentel Pessôa—Mr. Pimentel was born on May 27, 1937, and obtained a degree in Civil Engineering from Minas Gerais Federal University (UFMG) in 1961, with additional specialization in water engineering and services. He worked for Tenenge as chief of the works office at Reduc, as a self-employed engineer (1963-1964), and as an engineer at Cemig (1974-1974), where he worked in construction of transmission lines and as a field reconnaissance engineer for dam locations. In such capacity he was responsible for the structures sector of the Jaguara power plant. He was head of the Studies and Projects Department of Eletronorte (Centrais Elétricas do Norte do Brasil S.A.) from 1974 to 1978, and a director of Engevix from 1978 to 1994. Since 1994 he has been an independent consultant for Engevix. He was director of the National Union of Architecture and Engineering Companies (in 1994), Administrative Director and Director of the energy area of Amec, the Minas Gerais Association of Consulting and Engineering Companies (in 1992), and currently he is a consulting engineer for Amec. He was a Member and Council Member of the Brazilian Large Dams Committee from 1977 to 1996, and in 1977 was Coordinator of the GTCN—the Northern Costs Working Group.

        Aécio Ferreira da Cunha—Mr. Cunha earned his law degree from the National Law Faculty of the University of Brazil, in Rio de Janeiro, in 1951. He was certified by the Brazilian Superior School of War in 1973. Presently, Mr. Cunha is an agribusiness entrepreneur in northern Minas Gerais. Since 1993, he has been a director of Furnas. In 1993 he was the chairman of BNDES. He was the congressional representative for six terms from 1963 to 1987, and representative of the Minas Gerais House of Representatives for two terms from 1955 to 1962. Prior to that, Mr. Cunha was the Chief of the Cabinet of the Minas Gerais State Secretary of Agriculture, Commerce and Labor. In 1988 Mr. Cunha was nominated Minister of the Brazilian Court of Audit, having his name approved by the Brazilian Congress, but for personal reasons, he declined before taking office.

        Maria Estela Kubitschek Lopes—Mrs. Lopes holds a degree in architecture and is an interior designer and entrepreneur. She is a managing partner of DF Consultores Ltda. and of Santa Júlia Importação, Exportação e Participações. Mrs. Lopes is also the adviser to the president of the Municipal Theater Foundation of the City of Rio de Janeiro, to the president of the Friends of the State of Rio de Janeiro—AME-RIO and to the president of the board of Casa Santa Ignez (a philanthropic association responsible for the nourishment and education of children and aid to low-income families in the Rocinha neighborhood in Rio de Janeiro). She was one of the founders of Memorial JK, an organization founded in the memory of Juscelino Kubitschek de Oliveira (former President of Brazil), and served as its vice-president from September 1981 to May 2000 and as acting president since October 2000. Mrs. Lopes has also served as president of the council of the Cultural Institute Cesgranrio, vice-president of the council of the Women's Bank, president of the Beneficent Institutions of the State of Rio de Janeiro and a member of the council of Casa das Palmeiras, a cultural institution. Mrs. Lopes has received several cultural and social merit awards.

        Alexandre Heringer Lisboa—Mr. Lisboa holds a degree in electrical engineering from the Polytechnic Institute of the Pontifical Catholic University of Minas Gerais and a master's degree in mechanical engineering with an emphasis in solar energy from the Federal University of Paraíba, in the city of João Pessoa (State of Paraíba). He also has received specialized wind energy training from the Deutsches Windenergie-Institut and from the Summer School on Wind Energy Technology at the University of Oldenburg in Germany. Mr. Lisboa has worked as an engineer for CEMIG since May 1985 and he is a director of SENGE as well as a counselor of the Regional Council of Engineering and Architecture. Mr. Lisboa served as an alternate member of the board of directors of CEMIG from January 1999 to December 2000. He was a researcher for and a consultant to the Technological Foundation Center of Minas Gerais—CETEC from November 1983 to April 1985. From January 1977 to May 1979, he was a trainee at Usiminas, Companhia Siderúrgica Belgo-Mineira and Delle-Alstom S.A.—DASA.

        Firmino Ferreira Sampaio Neto—Mr. Neto was born on May 14, 1946. He obtained a degree in economics from Bahia Federal University in December 1969, and a postgraduate qualification in industrial planning in 1973. As an economist, he worked at Camas União S.A. from January 1970 to March 1971 as assistant to the directors, and in March 1971 entered public service as director of the Technical Divisions of the Bahia State Industry and Commerce Secretariat, coordinating technical works in the planning of industrial centers and promotion of investments. From January 1974 to October 1975 he was assistant to the Planning Directorate of Banco Econômico. In 1975 he returned to public service, at the Bahia State Mining and Energy Secretariat, where he was initially head of the Mining Economics Group, and then, until December 1979, Joint Coordinator of Mining Production. In January 1980 he was appointed Chief of Staff of the Mining and Energy Secretariat and Substitute Secretary, holding this post until May 1984, when he took over as Financial Director of Coelba, the electricity utility of Bahia State. In March 1987 he was appointed regional administrator of Chesf for the state of Bahia and Sergipe, until his appointment in November of that year as head of the Chairman's Office at Sudene, the federal development agency for the Northeast, where he remained until January 1990. In January 1990 he returned to Coelba, as Financial Director, where he was appointed Director-President in December 1994. In May 1996 he was appointed President of Eletrobrás (Centrais Elétricas Brasileiras S.A.), remaining in this post until April 9, 2001. From May 1996 to April 2001 he chaired the supervisory boards of the following electricity companies: Eletrobrás, Furnas, Chesf, Cemat, Eletrosul and Gerasul. He has also been a member of the supervisory boards of several other companies, including: CEMIG (1997-1999); Light (1996-1999); Itaipu Binacional (1996-2001); Eletronuclear (2000-2001); Bahiagás (1990-1996); Cober (Bahia State Rural Electrification Company), 1980-1987; and CBPM (Bahia State Mining Research Company). He also chaired the Brazilian Committee of the World Energy Council in 1998 and 1999.

Board of Executive Officers

        Our Board of Executive Officers is responsible for the execution of decisions made by our Board of Directors and for our day-to-day management. Our executive officers have individual responsibilities established by our by-laws and serve for three-year terms. The terms of the current executive officers expire in April 2006. They are elected by our Board of Directors. Generally, ordinary meetings are held at least twice monthly and extraordinary meetings are held whenever called by the Chief Executive Officer or by two executive officers other than the Chief Executive Officer.

        The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of Initial Appointment
Djalma Bastos de Morais	Chief Executive Officer	January 14, 1999
Francisco Sales Dias Horta	Executive Vice-President	June 2, 2003
Celso Ferreira	Chief Planning, Projects and Construction Officer	February 11, 2003
Elmar de Oliveira Santana	Chief Energy Generation and Transmission Officer	February 11, 2003
José Maria de Macedo	Chief Energy Distribution and Commercialization Officer	February 11, 2003
Flávio Decat de Moura	Chief Financial and Investor Relations Officer	February 11, 2003
Heleni de Mello Fonseca	Chief Corporate Management Officer	February 11, 2003

        Set forth below is brief biographical information for each member of the Board of Executive Officers.

        Djalma Bastos de Morais—For biographical information regarding Mr. Morais, see "—Board of Directors."

        Francisco Sales Dias Horta—Mr. Horta holds a degree in business administration from the faculty of UNA. He is a congressional representative and the president of the Minas Gerais Cristian Youth Association, Latin American Confederation of Cristian Youth Associations and of the Benjamin Guimarães Foundation. Mr. Horta was one of the founders of the Shop Owner Club Foundation for assistance of under age teenagers. He is an entrepreneur in the optical sector, owning shops in the cities of Belo Horizonte and Sete Lagoas in Minas Gerais, and in Manaus, state of Amazonas. He is a director and president of the Minas Gerais Trading Association, Minas Gerais Retail Association, Belo Horizonte Shopper Owners Chamber and of the Economic Politics Council of the State of Minas Gerais Industry Federation.

        Celso Ferreira—Mr. Ferreira holds a degree in electrical and mechanical engineering from the Federal Engineering School of Itajubá in the State of Minas Gerais and a master's degree in electric system engineering from the Rensselaer Polytechnic Institute and has completed coursework in electrical system operation and energy trading in Brazil and abroad, including courses at the International Agency for Nuclear Energy in Paris and Commonwealth Edison Co. in Chicago. Since March 2003, he has been the Chief Executive Officer of the following companies: Usina Térmica Ipatinga S.A., Cemig Capim Branco S.A. and Usina Termelétrica Barreiro S.A. He is the Chief Technical Officer of Efficientia S.A. and director of Gasmig. Mr. Ferreira was the chief generation and commercialization executive officer of Furnas from 1991 to 2003, chairman of that company for four months in 1999 and a member of the board of directors several times from 1991 to 2003. He also served as a director of the ONS, serving as chairman from its foundation in 1998 to the beginning of 2003. He was a representative of Furnas on the MAE, participating in discussions regarding certain MAE rulings and the General Agreement of the Electricity Sector. Mr. Ferreira was a professor of the Engineering School of the University of Rio de Janeiro from 1970 to 1980. From 1966 to 1970, he worked as an engineer for Cia. Auxiliar de Empresas Elétricas—CAEEB. He was one of the founders of Associação Brasileira das Empresas Geradoras de Energia Elétricas—ABRAGE (Brazilian Electricity Generation Company Association) and of Associação Brasileira das Grandes Empresas de Transmissão—ABRATE (Brazilian Transmission Company Association). Mr. Ferreira has also served as a member of several associations, including the energy commission of the Commercial Association of Rio de Janeiro from 1999 to 2000 and of the fiscal council of Companhia Paranaense de Energia—Copel.

        Elmar de Oliveira Santana—Mr. Santana holds a degree in electrical engineering from the Pontifical Catholic University of Minas Gerais and a master's degree in business administration from IBMEC (the Brazilian Capital Markets Institute). Since March 2003, he has been the Chief Executive Officer of Efficientia S.A. and Cemig PCH S.A. He is the Chief Technical Officer of Gasmig as well as the Executive Officer of Usina Térmica Ipatinga S.A., Sá Carvalho S.A., Horizontes Energia S.A. and Cemig Trading S.A. He is also the vice-president of the board of directors of Central Termoelétrica de Cogeração S.A. He worked from 1977 to 1983 at DAE/MG (a water and electricity utility owned by the State of Minas Gerais) as the rural electrification coordinator and as an operations and distribution superintendent. From 1983 to 2001, he worked at CEMIG as an engineer, as sales and distribution superintendent and as assistant to the head of sales and distribution. From December 2001 to April 2002, he was the Secretary of Mines and Energy for the State of Minas Gerais.

        José Maria de Macedo—Mr. Macedo earned a degree in electrical engineering from the Federal University of Minas Gerais in 1967 and has completed several specialization courses on electricity and management. He was a trainee at the Bonneville Power Administration in Portland, Texas, at the Tennessee Valley Authority, at the Bureau of Reclamation in Denver, Colorado and Southern California Edison in California. Mr. Macedo worked at CEMIG from September 1969 to May 1994, when he retired as superintendent of electricity transmission. After his retirement from CEMIG, Mr. Macedo was an organizer of Cooperativa de Prestação de Serviços de Engenharia Ltda., where he currently serves as president. Prior to joining CEMIG, Mr. Macedo served as an engineer at Sociedade Instalações Técnicas—SIT. Mr. Macedo has conducted several studies and seminars on the electricity field in Brazil.

        Flávio Decat de Moura—Mr. Moura holds a degree in electronic and electrical engineering from the Federal University of Minas Gerais. He served as a director and chief executive officer of Electronuclear, the Federal Government's nuclear power agency, from May 2001 to January 2003 and as chief development officer of Sithe Energies, Inc. from 1998 to 2000. From 1996 to 1997 he was vice-president and chief electricity distribution officer of Empresa Energética de Mato Grosso do Sul S.A.—Enersul. In 1993, Mr. Moura was the chief technical and engineering officer of Itaipu. He served as the chief electricity production officer of Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A.—Electrosul from 1992 to 1993 and the superintendent of engineering of Itaipu from 1983 to 1992. Mr. Moura was also the assistant to the chief executive officer of Itaipu and engineer and manager of several divisions of Furnas from 1970 to 1982.

        Heleni de Mello Fonseca—Mrs. Fonseca graduated with a degree in electrical engineering with a specialization in electronics and telecommunications from the National Telecommunications Institute—INATEL and completed post-graduate studies in marketing and business development at Fundação Getúlio Vargas—FGV. Since March 2003, she has been the Chief Executive Officer of Sá Carvalho S.A. and Horizontes Energia S.A. and the Executive Officer of Cemig PCH S.A., Cemig Capim Branco Energia S.A. and Usina Termelétrica Barreiro S.A. She was the chief officer of entrepreneurial business of Telemar, the phone company of the State of Bahía, Brazil, from August 2000 to November 2001, the chief officer of corporate and retail business of Telemar from August 1998 to August 2000, the chief of services of Telemig, a phone company in the State of Minas Gerais, from January 1996 to August 1998 and the chief operation officer of Telemig and Telemar from July 1995 to December 1995. Mrs. Fonseca also served as a director of the Telecommunications Department of the State of Minas Gerais—DETEL/MG, or DETEL/MG, from June 1991 to July 1995 and the manager of the implementation of data communication services of Empresa Brasileira de Telecomunicações—Embratel in Minas Gerais from 1988 to 1991. From 1976 to 1987, she worked at the Telecommunications Department of DETEL/MG as an engineer, technical officer and engineering superintendent.

Compensation of Directors and Executive Officers

        For the year ended December 31, 2003, the aggregate amount of compensation that we paid to all directors and executive officers at that time was approximately R$2.7 million.

Fiscal Council

        Our Fiscal Council, which generally meets once every three months, consists of three to five members and their respective alternates elected by our shareholders for a one-year term at the annual meeting. Holders of the preferred shares as a group are entitled to elect one member of the Fiscal Council and a corresponding alternate. Holders of common shares representing at least 10%, individually or in the aggregate, are entitled to elect one member of the Fiscal Council and a corresponding alternate. The primary responsibility of the Fiscal Council, which is independent from management and from the independent public accountants appointed by the Board of Directors, is to review our financial statements and report on them to our shareholders. The Fiscal Council is also entitled to give opinions on any proposals from our management to be submitted to the shareholders' meeting related to (i) changes in our share capital, (ii) issuances of debentures or rights offerings entitling the holder to subscribe for equity (bonus de subscrição), (iii) investment plans and capital expenditures budgets, (iv) distribution of dividends, (v) changes to our corporate form and (vi) corporate restructurings such as mergers, consolidations and spin off. The Fiscal Council also examines the activities of management and reports these activities to the shareholders.

        The current members of the Fiscal Council and their alternates, all of whose terms expire on April 30, 2005, are as follows:

Name	Position	Date of Initial Appointment
Luiz Guaritá Neto	Member	February 27, 2003
Aristóteles Luiz Menezes Vasconcellos Drummond	Member	April 27, 1999
Luiz Otávio Nunes West(1)	Member	April 27, 1999
Bruno Constantino Alexandre dos Santos(2)	Member	April 30, 2001
Thales de Souza Ramos Filho	Member	February 27, 2003
Ronald Gastão Andrade Reis	Alternate	April 30, 1998
Marcus Eolo de Lamounier Bicalho	Alternate	February 27, 2003
Augusto Cézar Calazans Lopas(1)	Alternate	April 30, 2003
Beatriz Oliveira Fortunato(2)	Alternate	April 30, 2003
Aliomar Silva Lima	Alternate	February 27, 2003

(1)
Elected by Southern.

(2)
Elected by shareholders holding our preferred shares.

Consumer Council

        We have established a Consumer Council pursuant to Brazilian law, which is comprised of representatives of consumer groups and advocacy organizations. The Consumer Council advises us as to service and other concerns of our customers.

Audit Committee

        CEMIG has not yet established a formal audit committee. Our Board of Directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002 and the related regulations.

Employees

        As of December 31, 2003, we had 11,302 employees, of which 156 were at the management level. During the year ended on that date we had an average of 390 temporary employees. As of December 31, 2002, we had 11,468 employees, of which 147 were at the management level, with an average of 501 temporary employees during the period then ended. As of December 31, 2001, we had 11,288 employees, of which 148 were at the management level, with an average of 528 temporary employees during the period then ended. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2003	December 31, 2002	December 31, 2001
Managers	156	147	148
Professional staff	1,409	1,424	1,384
Operational technical staff	7,880	8,112	7,929
Office employees	1,857	1,785	1,827

Total	11,302	11,468	11,288

        Almost all of our employees are covered by the Brazilian labor and social security legislation applicable to private-sector employees. Beginning in 1994, we ceased our practice of automatic salary increases as an adjustment for the effects of inflation. Instead, annual collective wage increase negotiations are held with labor unions in which salaries are freely negotiated, the resulting contract being in effect for the subsequent 12-month period beginning November 1.

        In November 2003, we finalized the negotiation process for the renewal of the collective employment agreement for the period from November 1, 2003 to October 31, 2004, after wide discussion of all the conditions with the unions that represent our employees. The new employment agreement provides for a salary increase of 16.20% over the previous year, and an extraordinary distribution of amounts under the profit share program. Such amounts equal to 115% of the employees' basic remuneration of November 2003.

        In 1995, we established a profit-sharing program for the employees in conformity with the applicable Brazilian labor legislation. Under this program, we may not contribute an amount to the employee profit sharing plan that is in excess of 25% of the total dividends proposed for that year.

        As of January 1, 2003, we implemented changes to our exiting employee health care plans. The changes are a result of an agreement we reached with our employees' labor unions, most of which are represented by Sindieletro. The changes altered the contribution criteria that we, our employees and our retirees are responsible for and the types of benefits covered in each plan.

        Although we have experienced brief periods of labor stoppages in the last four years, none of them have been significant. We are unable to predict what effect, if any, future labor litigation could or may have on the results of our operations or our financial situation. Similarly, we are unable to predict what effect any changes in the Brazilian labor-law regulations may have on the company, if any.

        In December 2003, in order to effectively manage our employment relations while following our strategic guidelines for growth and the addition of value, we implemented a voluntary employee termination program.

        On January 15, 2004, the voluntary termination began for 842 employees who opted for the voluntary employee termination program. On May 25, 2004, the voluntary termination began for another 259 employees who opted for the voluntary employee termination program. Completion of this program is expected by January 2005.

        In 2003, the career and pay structure plan was approved. The goal of this plan is to provide us with the remuneration tools necessary to maintain an equitable and competitive pay structure. The plan was implemented in January 2004 for the graduate employees ("professional staff") and, in March 2004, to the administrative and operational employees.

        We put in place our Performance Management analysis process—an instrument for monitoring, evaluating and planning the development of our executives. We will later apply this process to all the employees in the company.

        Our accident rates were lower than 2002. In 2003, we achieved the landmark of "zero fatal accidents" with our own personnel. The same land mark has been continuously maintained since January 2004.

Share Ownership

        Each of our directors and executive officers beneficially owns less than 1% of our preferred shares.

Item 7.    Major Shareholders and Related Party Transactions

Principal Shareholders

        As of December 31, 2003, the State Government owned 36,345,563,248 common shares, or 51.28% of our outstanding voting stock, and 2,771,169,109 preferred shares, or approximately 3.04% of those outstanding. As of the same date, Southern, our second largest shareholder, owned 23,362,956,173 common shares, or approximately 32.96% of those outstanding. Southern is a joint venture formed in 1994. We believe that a principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company. We believe that the other significant member of Southern is, as of December 31, 2003, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses. We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participações S.A. Our principal shareholders do not have different voting rights with respect to those shares they own.

        The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2003.

Shareholder	Common Shares	% of Class	Preferred Shares	% of Class
State Government(1)	36,345,563,248	51.28	2,771,169,109	3.04
Southern	23,362,956,173	32.96	—	—
All directors and executive officers as a group	42,440	—	229,345	—
Other	11,165,606,062	15.76	88,439,124,245	96.88
Total of outstanding shares	70,874,167,923	100.00	91,210,522,699	99.92
Treasury shares	—	—	69,128,403	0.08

Total of authorized and issued shares	70,874,167,923	100.00	91,279,651,102	100.00

(1)
The shares attributed in this line item to the State Government include shares held by MGI and other State Government agencies.

        Since our incorporation, our operations have been influenced by the fact that the State Government controls us. Our operations have had and will continue to have an important impact on the development of business and industry in Minas Gerais and on social conditions in the state. The State Government has from time to time in the past directed us to engage in certain activities and make certain expenditures designed primarily to promote the social, political or economic goals of the

State Government and not necessarily designed with a view to our profitability, and it may direct us to do so in the future. See, "Item 3. Key Information—Risk Factors—Risks Relating to CEMIG—We are controlled by the State Government."

        As of December 31, 2003, we had 16 common shareholders in the United States, holding a total of 1,816,085,361 common shares. We also had 180 preferred shareholders in the United States, holding a total of 20,531,139,295 preferred shares. These numbers do not include the 13,111,592,788 preferred shares converted into ADRs.

        We are not aware of any significant changes in the percentage ownership of any shareholders that held 5% or more of our outstanding shares during the past three years.

        Although our by-laws do not provide any restrictions concerning a change in our control, a state law authorizing a change of control would be required for a change of control to take place. Because we are a state-controlled company, the sale of more than 50% of the voting stock of CEMIG by the State Government requires the passage of specific authorizing legislation by the legislature of Minas Gerais. See Note 29 to our consolidated financial statements.

Related Party Transactions

        We are party to the following related-party transactions:

  •
  Our agreement with the State Government with respect to the CRC Account and related financial income and provision for loss and VAT advance payments, expenses, assets and liabilities; and

  •
  Our agreement with FORLUZ, the entity responsible for managing our employee pension fund, pertaining to the fund and related balances.

For a more detailed discussion of these transactions, see Note 25 to our consolidated financial statements.

Item 8.    Financial Information

Consolidated Financial Statements and Other Financial Information

        Please refer to our financial statements that appear beginning on page F-1 of this document as well as "Item 3. Key Information—Selected Consolidated Financial Data."

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

  Shareholders' Agreement

        In connection with the sale in 1997 of approximately 33% of our shares to Southern as described in "Item 7. Major Shareholders and Related Party Transactions—Principal Shareholders," Southern and the State Government entered into a shareholders' agreement that contained special quorum and veto provisions granting Southern expanded control over certain decisions. In 1999, after a new State Government administration took office, the State Government filed a lawsuit seeking to nullify the shareholders' agreement on the grounds that these special provisions constituted an unlawful transfer of control of us to Southern under principles of Brazilian constitutional law, and claiming in particular that the State Government may only cede control of us pursuant to specific state legislation providing for the same.

        On March 21, 2000, the First Court of Fazenda Pública e Autarquias in Belo Horizonte rendered a decision declaring the shareholders' agreement null and void, and this decision was ratified on August 7, 2001 by the Minas Gerais State Court of Appeals. At present, the State Government has been restored to its position as our sole controlling shareholder and none of the special quorum or veto provisions are in effect. This decision was appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which upheld the decision of the Minas Gerais State Court of Appeals in December 2003. The decision of the Superior Tribunal de Justiça is subject to a request for amendment and therefore the effectiveness of the shareholders' agreement and control of CEMIG remain subject to further judicial challenge.

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

        We are actively contesting all of the aforementioned rate increase claims. Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of our customers. All of the cases that have been decided at the trial court level have been appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which ruled that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. In the aggregate, the rate increase claims brought against us amounted to R$97.1 million as of December 31, 2003, and at that date we had accrued a liability for that amount.

        We are a defendant in a lawsuit contesting rate subsidies granted to low-income consumers. It is not possible at the present time to estimate the amounts involved in this claim. We have not accrued any liability related to this claim because we believe that we have a meritorious defense.

        We are a defendant in several lawsuits contesting the Encargo de Capacidade Emergencial (Emergency Capacity Charge), filed between February 2002 and March 2004. It is not possible at the present time to estimate the amounts involved in these claims. We have not accrued any liability related to these claims because we believe we have a meritorious defense. We merely collect the Emergency Capacity Charge from our customers on behalf of CBEE.

        The Associação Brasileira de Consumidores ("Brazilian Association of Consumers") filed a suit against us to prevent us from suspending the energy supply in cases of consumer's default. We have accrued a liability of R$ 9.8 million with respect to this claim. We are a defendant in a class action lawsuit brought by the Public Prosecutor of Minas Gerais seeking both to change the inflationary index used to increase the electric rates in April 2003 and to reimburse our consumers, in double, for any amounts that we are found to have wrongfully collected. It is not possible at the present time to estimate the amounts involved in this claim. We have not recorded any reserve related to this lawsuit as we believe we have a meritorious defense.

        Companhia Vale do Rio Doce filed a lawsuit against us on October 17, 2002 seeking to prevent us from collecting payments from it in connection with energy losses related to its Igarapava Power Plant. We have accrued a liability of R$16.8 million with respect to this claim.

        We are a defendant in a lawsuit related to the recomposição tarifária, or the regulatory extraordinary rate adjustment, filed in August 2002. It is not possible at the present time to estimate the amounts involved in this claim. We have not accrued any liability related to this claim because we believe that we have a meritorious defense.

        In December 2002 we filed a lawsuit against ANEEL and the MAE contesting the amounts we were charged during a "settlement process" carried out by the MAE in December 2002 and January 2003. This settlement process was intended to settle certain outstanding amounts that we and other electric concessionaires owed to the MAE in connection with spot market energy purchases at high prices during the Electricity Rationing Plan. In the settlement process, we believe that the MAE did not calculate correctly the amount of debt that we had accrued in respect of our MAE purchases. The amounts due to the MAE, in accordance with the injunction mentioned above, represented a decrease of approximately R$143 million in our net liabilities. However, because the methodology to be used to calculate our rights and obligations is still in litigation, we opted to maintain the amounts previously recorded. During the pendency of this lawsuit, a portion of the MAE transaction proceeds to which we are entitled under the General Agreement of the Electricity Sector have been retained by other utilities. We do not believe that the retention of these proceeds will have a significant impact on our results of operations. Furthermore, we expect to be successful in this lawsuit.

        In January 2003 we filed another lawsuit relating to the MAE settlement process. Due to the factors mentioned in the preceding paragraph, we did not settle our outstanding MAE obligations during the settlement process. We have filed this additional lawsuit to prevent the imposition of a fine on us relating to our failure to settle. We have recorded a provision in the amount of R$5.3 million related to our estimated loss in this matter.

        We are a defendant in a lawsuit brought by Movimento das Donas de Casa e Consumidores de Minas Gerais ("House Wives and Consumers Movement of Minas Gerais") demanding reconsideration of the rate adjustment granted to us for the year 2004 by requesting the substitution of the current adjustment indexes contained in our concession agreement as well as a revision on the methodology for calculation of the X Factor and reimbursement to our consumers, in double, for any amounts that we are found to have wrongfully collected. We have not recorded any reserve related to this lawsuit as we believe we have a meritorious defense.

  Taxes and Other Contributions

        We are party to a number of proceedings and claims involving the Federal Government as well as other proceedings and claims arising in the ordinary course of business. These proceedings and claims include judicial disputes regarding payment of taxes and contributions including a dispute regarding social contribution tax and Finsocial contributions, for which we have accrued a total liability of R$51.5 million and 20.1 million, respectively, as of December 31, 2003. We also have disputes regarding the ISS tax (R$8.9 million), the Imposto de Transmissão Causa Mortis e Doação—ITCMD (inheritance and donation tax), (three fiscal executions, involving R$61.9 million, R$3.9 million and R$4.9 million), and the COFINS revenue tax (R$156 million) for which we have not recorded any reserve, as we believe that we have a meritorious defense. Further, we have a Finsocial contribution dispute involving an amount of R$115 million for which we have a judicial deposit and we have recorded a loss provision, both equivalent to the historic litigated amount.

        We have also contested a number of administrative proceedings asserted by federal tax authorities with respect to an income tax set-off resulting from an adjustment made in 2001 to our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil for the years ended December 31, 1997, 1998, 1999 and 2000. The adjustment related to new accounting rules for pension fund obligations established by CVM Instruction No. 371 of December 13, 2000. We estimate the amount involved in these claims to be R$441.7 million as of December 31, 2003. We believe we have solid legal grounds that support the procedures adopted and therefore no reserve has been recognized for this claim. We have not recorded a reserve for this amount since we believe we have a meritorious defense.

        Lately, some Municipalities of the State of Minas Gerais assessed us for the payment of the tax named Taxa de Ocupação do Solo. There are several administrative proceedings related tot his matter, with the total amount of approximately R$10 million. We have not accrued reserves for this amount since we believe we have meritorious defenses in these disputes.

        In 2003, the federal tax authorities, after performing an inspection of our tax returns for 1997-2001, issued an assessment notice in the amount of R$1,246 million, claiming that we did not pay all our tax liabilities related to those tax years. We submitted an administrative defense requesting that such assessment notice be canceled, since the tax authorities did not consider our amended tax returns which have been filed. We believe such amended tax returns show that we have properly settled the tax liabilities challenged, and therefore no reserve has been recognized for this claim.

        In 2004, the State of Minas Gerais filed three administrative proceedings against us, involving R$12.3 million, R$43.3 million and R$3 million. We filed our defenses in May 2004. We have not recorded any reserve for these amounts since we believe we have a meritorious defense.

  Labor and Pension Fund Obligations

        We are defending a number of labor-related claims brought by our employees. These claims generally refer to overtime and hazardous occupation compensation. Employees must file a claim for these payments within two years of the termination of their employment agreement. As of December 31, 2003, these employees were seeking, in the aggregate, approximately R$112.9 million in compensation, and at that date we had accrued a liability of R$90.3 million with respect to these claims.

        On March 25, 2004, we ratified an agreement CEMIG entered into by us, FORLUZ and Sindieletro, our employees' labor union, to settle claims brought by Sindieletro. Sindieletro has asserted that we failed to make certain allegedly obligatory cost-of-living increases in contributions to our employee pension funds and contested the change in the pension fund's contribution adjustment index from the IGP-DI to the IPCA—IPEAD (consumer price index calculated by the Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University). In March 2004, the court accepted Sindieletro's waiver of its rights related to the claims, and in April 2004, the court ratified the agreement and accepted the settlement. In accordance with such agreement, CEMIG:

  (i)
  authorizes FORLUZ to consider, for enrollment purposes, the period of internship relationship between CEMIG and a specific individual, provided that the internship agreement has been signed until 1979;

  (ii)
  authorizes FORLUZ to adjust the benefits granted by means of Plans A, B and IAP of FORLUZ by applying an increase of 3.67% over the actuarial index provided for such plans. The same index shall be applied to parcels due in relation to the period from June 1, 2000 to September 30, 2003; and

  (iii)
  agrees to change the retirement criteria for the employees who have asked for enrollment to FORLUZ between January 24, 1978 and April 02, 1979. This obligation is conditioned to the waiving of all related rights judicially claimed.

  Claims in the Ordinary Course of Business

        We are a party to several civil claims involving small amounts brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of our business and damages suffered as a result of the interruption of the supply of energy to them. These claims totaled an estimated R$43.7 million as of December 31, 2003. As of that date, we had accrued a liability of R$18.2 million with respect to these claims. We have not accrued a liability with respect to the full amount of the claims because we believe we have a meritorious defense to certain portions of these claims.

  Legal Proceedings Related to Environmental Matters

        We are a defendant, along with CVRD, Comercial e Agrícola Paineiras and Companhia Mineira de Metais, in a class action lawsuit brought by citizens of Minas Gerais, concerning the environmental licensing of the Capim Branco I and Capim Branco II hydroelectric power plants. This lawsuit alleges that we did not obtain proper licensing for these projects and seeks to nullify the environmental licenses relating to these power plants. We believe we have a meritorious defense to this lawsuit.

        We are also a defendant, along with CVRD, in a class action lawsuit brought by the Public Prosecutor of Minas Gerais, concerning the Aimorés hydroelectric power plant. This lawsuit alleges that we did not obtain proper licensing for this project and seeks to nullify the environmental licenses relating to this plant as well as the related concessions. We believe we have a meritorious defense to this lawsuit.

  Regulatory Matters

        ANEEL has brought an administrative proceeding against us, contesting a R$509.2 million refund issued to us in 1995 by the Brazilian National Treasury. ANEEL alleges that this refund originated from a miscalculation of credits in the amount of a rate shortfall receivable that was applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against us in this matter. On January 9, 2004, the Brazilian Treasury Authorities ("Secretaria do Tesouro Nacional") issued an Official Collection Letter to us in the amount of R$516 million to be paid by January 30, 2004. We did not make such payment since we believe that we have a meritorious defense to this claim. For the same reason, we also have not accrued any liability in respect thereof. Further on, the Brazilian Treasury Authority has included us in the non-payers national registry ("CADIN") but we have obtained a judicial injunction to temporarily suspend the inclusion in the CADIN, until final decision on the matter.

        On September 18, 2002, four members of our Board of Directors at that time (Cláudio José Dias Sales, Oderval Esteves Duarte Filho, Marcelo Pedreira de Oliveira and David Travesso Neto), all appointed by Southern, filed a complaint with the CVM regarding the practices of our management and the State Government, our controlling shareholder, with respect to our ability to collect payments due to us under the CRC Account Agreement. In October 2002, we responded to the complaint and indicated that we are negotiating with the State Government regarding the repayment of these amounts. On October 9, 2002 CVM accepted to the complaint favorably to us.

        We are also a defendant in an administrative proceeding brought by ANEEL because we did not meet the September 21, 2002 deadline for completion of the unbundling process. On November 11, 2002, ANEEL imposed a fine of R$6.5 million upon us. However we believe we should not be responsible for any non-compliance with the restructuring requirements and, for this reason, on November 28, 2002, we appealed ANEEL's fine. Our total estimated exposure for this claim is fully reserved and we believe we have a meritorious defense against any other possible penalties that may be imposed regarding this matter.

        CEMIG has signed the following agreements with Infovias:

  •
  Lease of CEMIG's network infrastructure to Infovias pursuant to a 15-year operating lease agreement entered into on March 31, 2000. This agreement is still subject to approval by

    ANEEL. Pursuant to Brazilian telecommunications law, CEMIG may also lease its network infrastructure to other telecommunications providers.

  •
  Intra-company data transmission services provided by Infovias to CEMIG pursuant to a five-year agreement executed in 2001. CEMIG uses this service for internal communication as well as for certain communications with customers. In January 2003 CEMIG requested authorization from ANEEL to enter into an amendment to this agreement regarding certain terms and conditions.

  •
  Geo-referenced information and related services provided by CEMIG to Infovias, executed in September 2002. On January 16, 2003, ANEEL sent a notice to the Company alleging that it had failed to obtain the necessary ANEEL authorization relating to this agreement.

        ANEEL may seek to impose a fine upon us of up to 2% of our revenues during the 12-month period immediately prior to the imposition of such fine if ANEEL concludes that our contracts with Infovias are not in compliance with its regulations. ANEEL may also seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that we must terminate such contract.

        In addition, on June 12, 2003, ANEEL imposed a R$6 million fine on us for our alleged failure to comply with certain electric power supply quality standards with respect to our customers. We have recorded a provision in the amount of R$2.9 million related to our estimated loss in this matter.

        On May 24, 2004, ANEEL reissued Resolution No. 83 which was originally issued on April 7, 2004 and changed the rate that we may charge our end users.

        We have filed an administrative proceeding against ANEEL seeking re-instatement of the rate increase provided under the first issuance of Resolution No. 83. We believe that the average rate increase provided for in the re-issued Resolution No. 83 is insufficient to allow us to collect the revenue authorized in the concession agreement. We cannot assure you that Resolution No. 83 and the rates set forth thereunder will not have an adverse effect on our financial condition or results of operations.

Dividend Policy and Payments

  Allocation of our net income

        We are required by the Brazilian Corporate Law to hold an annual shareholders' meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders at the recommendation of our Board of Executive Officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared in accordance with the accounting practices adopted in Brazil for the fiscal year ending December 31. Under Brazilian law, dividends are required to be paid within 60 days following the date the dividend was declared to the holder of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared.

  Mandatory Distributions; Priority and Amount of Dividends

        Pursuant to our by-laws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, an aggregate amount equal to at least 25% of adjusted net income as defined below for the fiscal year. We refer to this amount as the mandatory dividend amount.

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

        We may also pay interim dividends to holders of preferred shares and common shares. Any interim dividends paid may be set off against the amount of the mandatory dividend payable for the fiscal year in which the interim dividend was paid. Under the Brazilian Corporate Law, our Board of Directors is permitted to recommend the non-payment of the mandatory dividend for any year.

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

        For purposes of the Brazilian Corporate Law, net profit is defined as net income after income and social contribution taxes for the relevant fiscal year, minus any accumulated losses from prior fiscal years and any amounts allocated to management's participation in the company's profits. The mandatory dividend is calculated based on the adjusted net income, which is the net income following the addition or subtraction of: (a) amounts allocated to the formation of a statutory reserve account, (b) amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years and (c) any unrealized profits transferred to the unrealized income reserve account, and any amounts included in the unrealized income reserve account that have been realized in the relevant fiscal year and have not been used to offset losses.

        We are required to maintain a statutory reserve account, to which we must allocate 5% of our net income for each fiscal year until the amount of this reserve account equals 20% of our paid-in capital. However, we are not required to make any allocation to our statutory reserve account with respect to any fiscal year in which our statutory reserve account, when added to our other established capital reserves, exceeds 30% of our paid-in capital. Net losses, if any, may be charged against the statutory reserve account. Based on these criteria, we did not make any allocation to our statutory reserve account at December 31, 2003. A percentage of net income may also be allocated to a contingency reserve account for probable future losses.

        If the amount of unrealized income exceeds the sum of:

  •
  the statutory reserve account;

  •
  the discretionary reserve account, as defined below;

  •
  the reserve for investment project account;

  •
  the contingency reserve account; and

  •
  the surplus may be allocated to an unrealized income reserve.

        Under Brazilian Corporate Law, the equity share of earnings from subsidiaries (affiliated and controlled) and profits from long-term transactions to be received after the end of the following fiscal year is also considered to be unrealized income.

        We may also grant a participation in our net profit to our management. However, the allocation to the special reserve and the participation of our management cannot reduce the mandatory amount. The balance of the profit reserve accounts (except for the contingency reserve account and the unrealized income account), the statutory reserve account, discretionary reserve accounts, the reserve for investment projects account and accumulated income may not exceed our capital. The amount in excess of our capital must be used to increase our capital or be distributed as a cash dividend.

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

  •
  50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

  •
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

  Currency Exchange

        Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real appreciated approximately 18.28% relative to the U.S. dollar in 2003. See "Item 3. Key Information—Risk Factors—Risks Relating to Brazil." The Brazilian government exercises a significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business."

        Dividends in respect of the preferred shares paid to holders who are not Brazilian residents, including holders of ADRs, are generally not subject to Brazilian withholding tax, although in general payments of interest on capital are subject to withholding tax. See "Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Dividends" and "—U.S. Tax Considerations—

Taxation of Distributions." There is no specific record date upon which the depositary bank will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions. Pursuant to the Second Amended and Restated Deposit Agreement, the depositary bank will arrange for the funds to be converted into U.S. dollars upon receipt of notice of cash dividends or other cash distributions.

  History of Dividend Payments

        The following table sets forth the recent history of declarations of dividends and interest on capital on our common shares and preferred shares. For each year in the table, the payment of the dividends occurred during the year following declaration, except for 1998, when a portion of the total dividend amount for that year was paid during the same year. For the periods indicated, the dividends paid per 1,000 common shares and per 1,000 preferred shares were the same. See "Item 3. Key Information—Selected Consolidated Financial Data."

Declaration History of Dividends and Interest on Capital(1)

	Common Shares		Preferred Shares
Dividend Year
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
1998	243,991,371	169,459,096	314,001,295	218,083,022
1999	81,759,386	41,981,713	105,219,102	54,027,780
2000	81,768,792	30,590,644	105,231,208	39,368,203
2001	93,858,914	40,099,762	120,790,421	51,605,830
2002	96,198,579	33,846,035	123,801,421	43,557,683
2003(4)	140,081,485	47,630,144	180,412,546	61,343,408

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

(4)
The 2003 dividends were approved at the annual and extraordinary general shareholders' meetings held on April 30, 2004. See Note (1). The 2003 dividends are expected to be paid by December 31, 2004.

Significant Changes

        The most significant change in our financial condition since the date of our financial statements that are included in this annual report on Form 20-F is a 19.13% rate increase implemented in April 2004, which has had a positive effect on our electricity sales revenues. Additionally, there was a devaluation of the real against the dollar since January 1, 2004. This valuation has had a negative effect on our net earnings during the first five months of 2004 as it has resulted in a decrease in our financial income. On January 2, 2004, the noon buying rate for reais was R$2.8840 per U.S.$1.00. On June 18, 2003, the noon buying rate for reais was R$3.1425 per U.S.$1.00.

Item 9.    The Offer and Listing

Trading Market

        The principal trading market for our preferred shares is the São Paulo Stock Exchange. Our ADSs, each representing 1,000 preferred shares, have traded on the NYSE under the symbol "CIG" since September 18, 2001. Prior to that date, our ADSs were traded in the over-the-counter, or OTC, market in the United States. The ADSs are evidenced by ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement by and among us, the depositary and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. As of December 31, 2003, there were approximately 15,139,530 ADSs outstanding, representing approximately 15,139 billion preferred shares or approximately 14.36% of our 88,439 billion outstanding preferred shares. Such ADSs were held by 10 record holders as of that date. Our common shares are also listed and traded on the São Paulo Stock Exchange.

        The following table sets forth the reported high and low closing sale prices for the preferred shares on the São Paulo Stock Exchange (per lot of 1,000 preferred shares) and the ADSs on the NYSE for the periods indicated.

	Preferred Shares(1)		ADSs
	Price in Nominal R$
			Price in US$
Period
	High	Low	High	Low
1999	44.70	14.50	—	—
2000	40.50	22.80	—	—
2001(2)	36.70	21.00	18.62	8.40
2002	39.70	18.90	16.73	4.85
2003	52.75	20.74	18.46	6.00
2002
First quarter	39.70	29.70	16.73	12.60
Second quarter	38.50	28.10	16.40	9.90
Third quarter	31.80	19.93	10.98	5.35
Fourth quarter	27.70	18.90	7.86	4.85
2003
First quarter	28.85	21.40	8.75	6.06
Second quarter(3)	33.00	25.50	11.28	7.92
Third quarter	37.60	24.82	13.41	8.22
Fourth quarter	52.75	33.60	18.46	12.05
December 2003	52.75	43.47	18.46	15.35
January 2004	57.24	47.25	19.99	16.38
February 2004	53.50	44.00	18.45	14.98
March 2004	54.79	48.20	19.00	16.45
April 2004	54.66	44.56	19.37	15.23
May 2004	46.57	36.61	15.91	11.29
June 2004(3)	44.64	43.55	14.19	13.90

(1)
Preferred share prices and volumes per 1,000 preferred shares.

(2)
From the listing on the NYSE on September 18, 2001 until the end of the period.

(3)
Through June 18, 2004.

        On June 18, 2004, the closing price per 1,000 of the preferred shares on the São Paulo Stock Exchange was R$44.39 and the closing price per ADS on the NYSE was US$14.05.

        On July 12, 2002, our depositary receipts, each representing 1,000 of our preferred shares, began trading on the LATIBEX, under the ticker symbol "XCMIG." The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

Trading on the São Paulo Stock Exchange

        The preferred shares are traded on the São Paulo Stock Exchange, the only Brazilian stock exchange that trades shares. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The CVM and São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

        If you were to trade in the preferred shares on the São Paulo Stock Exchange, your trade would settle in three business days after the trade date. Delivery of and payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custódia.

        In order to better control volatility, the São Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of this stock exchange falls more than 10% from the index registered for the previous trading session.

        The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2003, the aggregate market capitalization of the 383 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$234 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 49% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder. As of December 31, 2003, we accounted for approximately 3.01% of the total market capitalization of all listed companies on the São Paulo Stock Exchange.

        Our preferred shares and common shares have daily liquidity on the São Paulo Stock Exchange and have had no significant suspension of trading in the past three years. All interruptions that occurred in the past three years were caused by the processing of interest on capital rights except for an interruption on November 17, 2000, which was due to the disclosure of an announcement of the commencement of studies to evaluate potential sales of our common shares owned by the State Government. This announcement was applicable only to shares in the distribution company to be formed in the unbundling process.

        The following table sets forth, as of December 31, 2003, the trading interruptions that have occurred in the past three years for our shares traded on the São Paulo Stock Exchange:

Suspension	Reopening	Reason
April 17, 2000	April 17, 2000 at 10:15 AM	Interest on capital approved at the Board of Directors' meeting on April 14, 2000
June 30, 2000	June 30, 2000 at 10:15 AM	Interest on capital approved at the Board of Directors' meeting on June 29, 2000
November 17, 2000	November 17, 2000 at 12:00 PM	State Government announcement relating to possible sale of shares relating to post-unbundling distribution company

        We have been a member of Special Corporate Governance Level 1 of the São Paulo Stock Exchange since October 2001. As a result, we have agreed to do the following:

  •
  maintain a free float of shares representing at least 25% of our capital stock;

  •
  provide a minimum notice period of 15 days after calling any general shareholders' meeting;

  •
  improve the scope of our quarterly financial information, by obligating ourselves to include consolidated financial statements and cash-flow statements with this information;

  •
  comply with information disclosure rules for transactions involving securities that we issue on behalf of our controlling shareholder or management;

  •
  disclose any shareholder agreements, stock option programs and contracts with related parties;

  •
  hold an annual meeting with analysts and any other interested parties;

  •
  make available an annual calendar of corporate events; and

  •
  adopt mechanisms that favor capital dispersion in public share offerings.

        Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Item 10. Additional Information—Exchange Controls."

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

        Under the Brazilian Corporate Law, a corporation is either publicly owned (companhia aberta), such as we are, or closely held (companhia fechada). All publicly owned companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are traded on the São Paulo Stock Exchange, but may be traded privately subject to certain limitations. The Brazilian OTC market consists of direct trades and trades between individuals in which a financial institution registered with the CVM serves as intermediary.

        We have the option to ask that trading in our securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

        Brazilian law provides general restrictions on unfair trading practices and market manipulation, although in Brazil there may be fewer instances of enforcement actions and judicial precedent is less well defined than in certain other countries. The Brazilian Corporate Law provides that the controlling shareholders, any shareholder that appoints members to the board of directors and to the fiscal council, members of the board of directors, members of the fiscal council and executive officers will be required to disclose any purchase or sale of shares to the CVM and the São Paulo Stock Exchange.

        Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares and the depositary bank must obtain a certificate of registration from the Central Bank of Brazil to be eligible to remit U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of ADSs exchanges its ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary bank's certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless the holder qualifies for and obtains a new certificate of registration. See "Item 10. Additional Information—Exchange Controls."

Item 10.    Additional Information

Corporate Governance Differences from NYSE Practices

        On November 4, 2003, the New York Stock Exchange ("NYSE") established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under these rules, we are required to set forth in our annual report to shareholders a description of the significant differences between CEMIG's corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules. The following table summarizes these differences.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors. "Controlled companies" are not required to comply with this requirement.	CEMIG is a controlled company because more than a majority of its voting power is controlled by the government of the State of Minas Gerais. As a controlled company, CEMIG would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer. There is no legal provision that requires CEMIG to have independent directors.
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of CEMIG do not meet at regularly scheduled executive sessions without management.

303A.04
A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. "Controlled companies" are not required to comply with this requirement.
As a controlled company, CEMIG would not be required to comply with the nominating/corporate governance committee requirements if it were a U.S. domestic issuer. CEMIG does not have a nominating/corporate governance committee.
303A.05
	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. "Controlled companies" are not required to comply with this requirement.	As a controlled company, CEMIG would not be required to comply with the compensation committee requirements if it were a U.S. domestic issuer. CEMIG does not have a compensation committee.
303A.06 and 303A.07
A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.
CEMIG has a permanent conselho fiscal, or fiscal council in accordance with the applicable provisions of Brazilian Corporate Law. As required by Brazilian Corporate Law, our fiscal council is independent of our management and external auditors. The primary responsibility of the fiscal council is to review management' s activities and the financial statements, and to report its findings to the shareholders. Because CEMIG has no audit committee, the entire Board of Directors serves as CEMIG's audit committee, as defined in the Sarbanes-Oxley Act of 2002.
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder preapproval is required for the adoption of equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	CEMIG does not have formal corporate governance guidelines.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	CEMIG is adopting a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer and all officers and employees.

303A.12	Each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.
CEMIG's Chief Executive Officer will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

By-laws

        We are a state-controlled company registered under the laws of Brazil. The registration number given to us by Junta Comercial do Estado de Minas Gerais, or the Board of Trade of Minas Gerais, is 3130004012. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our extraordinary shareholders' meeting on April 30, 2004, and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

        In the event of a capital increase, holders of ADSs, which represent preferred shares, would have preemptive rights to subscribe only to newly issued preferred shares, in proportion to their shareholdings but may not be able to exercise these rights because of U.S. securities law limitations. See "Item 3. Risk Factors—Risks Relating to the Preferred Shares and ADSs—You may not be able to exercise preemptive rights with respect to the preferred shares."

  Minority Shareholders

        Our by-laws provides that the preferred and minority common shareholders are entitled to elect one member and an alternate to the Board of Directors all as more fully described in "—Rights of Shareholders—Rights of Minority Shareholders."

  Dividends

        For a discussion of our dividend policy, see "Item 8. Financial Information—Dividend Policy and Payments."

  General Meetings

        General meetings of shareholders are held for any legal purpose, as provided by the Brazilian Corporate Law. Ordinary general meetings of shareholders are held within the first four months of the fiscal year and are called upon 15 days prior notice. The Brazilian Corporate Law also provides that the following actions may be taken only at extraordinary general meetings of shareholders held for the following purposes:

  •
  to amend our by-laws;

  •
  to increase or decrease our issued capital stock or to subscribe new shares;

  •
  to elect the members of the Board of Directors and and of the Fiscal Council;

  •
  to issue debentures or any convertible securities;

  •
  to suspend the rights of a shareholder who has violated the Brazilian Corporation Law or our by-laws;

  •
  to merge us with another company in a case in which we are not the surviving company (incorporação and fusão) or a spin-off (cisão);

  •
  to accept or reject the valuation of in-kind contributions offered by a shareholder in consideration for the issuance of shares of our capital stock;

  •
  to transform us into a limited liability company sociedade por quotas de responsabilidade limitada or any other corporate form;

  •
  to take any resolution about our dissolution or liquidation, and the appointment and dismissal of the respective liquidator and review of the reports prepared by him or her;

  •
  to take any resolution regarding application for bankruptcy (falência) or compulsory rescheduling of our debts (concordata); and

  •
  to receive annually the financial statements from management and to approve the financial statements.

        As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders' meeting is required to approve or ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing one half of our issued and outstanding voting capital is required to:

  •
  create preferred shares or to increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws;

  •
  modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

  •
  reduce the percentage of mandatory dividends;

  •
  change our corporate purpose;

  •
  merge us with another company if we are not the surviving company or consolidate us with another company;

  •
  spin off a portion of our assets or liabilities;

  •
  approve our participation in a group of companies;

  •
  apply for cancellation of our voluntary liquidation;

  •
  approve our dissolution; and

  •
  approve the compulsory transfer of all of our shares to another company in order to make us a wholly owned subsidiary of that other company (incorporação de ações).

        Shareholders may be represented at a shareholders' meeting by an attorney-in-fact appointed no later than one year prior to the meeting date. To be eligible to represent a shareholder in a shareholders' meeting, the attorney-in-fact must be a shareholder, one of our executive officers or directors or an attorney-at-law. In a publicly held corporation, such as ours, the attorney-in-fact may also be a financial institution.

        Subject to the provisions of the Brazilian Corporate Law and our by-laws, our board of directors may ordinarily call our shareholders' meetings. These meetings may also be called by:

  •
  the fiscal council, if the board of directors fails to call a general shareholders' meeting within one calendar month after the date it was required to do so under applicable laws or a special shareholders' meeting in the case of serious and urgent matters affecting us; any shareholder, whenever the executive officers fail to call the meeting of shareholders within 60 days of being required to do so by the Brazilian Corporate Law or by our by-laws; and

  •
  shareholders holding at least five percent of our capital stock, if our directors fail to call a meeting within eight days after receipt of a request from that shareholder to call the meeting that indicates the issues to be discussed or calls for the creation of the fiscal council.

  Board of Directors

        Our by-laws mandate that our Board of Directors shall be comprised of 14 directors and 14 alternates. One director is designated a chairman and another director is designated the vice-chairman.

        Our Board of Directors is responsible for:

  •
  establishing the general direction of our business;

  •
  electing and dismissing executive officers;

  •
  approving the execution contracts between us and our shareholders or any entity that controls, is controlled by or is under joint control with our shareholders;

  •
  approving the sale or pledge of our fixed assets, or the granting of guarantees to third parties, with a value not less than R$5,000,000;

  •
  approving, upon proposal by the Board of Executive Officers, the sale or the creation of any "in rem" guarantees with respect to our permanent assets and the granting by us of any personal guarantee to any third party in an amount exceeding R$5,000,000;

  •
  approving, upon proposal by the Board of Executive Officers, loans, financings, agreements and any actions which would bind us in an amount exceeding R$5,000,000;

  •
  calling the general meetings of shareholders;

  •
  supervising the management of the Board of Executive Officers, reviewing our books and documents and requesting information regarding executed and soon-to-be executed contracts, as well as other items of interest;

  •
  approving our annual and interim financial statements;

  •
  appointing and dismissing independent auditors annually;

  •
  approving, upon proposal by the Board of Executive Officers, the commencement or waiver of bidding proceedings for the purchase of goods or services with a value not less than R$5,000,000;

  •
  authorizing, upon proposal by the Board of Executive Officers, legal and administrative action to be taken on our behalf and the settlement of judicial and extra judicial matters in which we are involved with a value not less than R$5,000,000; and

  •
  approving the issuance of securities (debentures, commercial papers, notas promissórias, among others) in the local and international capital markets.

  •
  delegating to Board of Executive Officers the competence to authorize signature contracts of commercialization of electric energy or rendering distribution and transmission services, in terms of legislation.

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

  •
  the right to have a share of the corporation's earnings;

  •
  the right to have a share of the corporation's assets, in the event of liquidation thereof;

  •
  the right to supervise our management according to the Brazilian Corporate Law;

  •
  preemptive rights to subscribe new shares or securities convertible into shares, except for exceptions provided by the Brazilian Corporate Law and our by-laws; and

  •
  the right to withdraw from the company under certain circumstances provided in the Brazilian Corporate Law.

  Voting Rights

        As a general rule, only our common shares are entitled to vote and each common share corresponds to one vote. Holders of preferred shares acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. If a holder of preferred shares acquires voting rights in this manner, such rights will be identical to the voting rights of a holder of common shares and will continue until the dividend is paid. No restrictions exist on the right of a holder of common shares or preferred shares to exercise voting rights with respect to such shares by virtue of such holder being a non-resident of Brazil or a citizen of a country other than Brazil. However, holders of ADSs may only vote the underlying preferred shares through the depositary according to the terms of the Second Amended and Restated Deposit Agreement. In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle its holder to one vote.

  Rights of Minority Shareholders

        The Brazilian Corporate Law provides that shareholders who own at least 5% of the capital stock of a corporation are afforded the following rights, among others:

  •
  the right to require that the books of the corporation be made available for review, whenever these shareholders become suspicious that Brazilian law or the corporation's by-laws have been violated, or that irregularities have been committed by the management of the corporation;

  •
  the right to call a general meeting of shareholders, under certain circumstances, whenever the corporation's directors or officers, as the case may be, fail to do so; and

  •
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

        The Brazilian Corporate Law also provides that minority shareholders that hold either (i) preferred shares representing at least 10% of the total share capital of a company or (ii) common shares representing at least 15% of the voting capital of a company, have the right to appoint one member and an alternate to the board of directors. If no common or preferred shareholder meets these thresholds, shareholders holding preferred shares or common shares representing at least 10% of the total share capital of the company are entitled to combine their holdings to appoint one member and an alternate to the board of directors. Until 2005, a director appointed by the preferred shareholders as a group, or collectively with the common shareholders, is to be chosen from a list of three names provided by the controlling shareholder.

  Changes in Rights of Shareholders

        Any change with respect to the rights of holders of our common shares or preferred shares requires a shareholders' meeting. Under the Brazilian Corporate Law, the proposed changes must be approved by a majority of the affected class. Certain changes with respect to the rights of non-voting shares, including preferred shares, such as a change in payment or voting rights, may give rise to the exercise of redemption rights by the holders of the affected shares.

        Law No. 10,303 amended certain provisions of the Brazilian Corporate Law that are applicable to mixed capital companies like us. For companies in existence prior to October 31, 2001, Law No. 10,303 became effective on March 1, 2002. Law No. 10,303 revoked the provision of the Brazilian Corporate Law that provided for contingent liability of controlling shareholders of mixed capital companies for the debts and obligations of the mixed capital companies under their control. Accordingly, the State of Minas Gerais, as our controlling shareholder, will not be contingently responsible for any of our debts and obligations created after February 28, 2002. Based on constitutional principle, according to which a new law cannot be applied retroactively so as to adversely affect a party's existing contractual rights, Law No. 10,303 should not relieve controlling shareholders of any liability for obligations incurred prior to the effective date of Law No. 10,303. While we believe that Law No. 10,303 should not affect the State Government's contingent liability for our obligations relating to the ADSs, there can be no assurance that Brazilian courts will reach the same conclusion. Contingent liability is not a guarantee, however, and the State Government would only be liable if (i) we were to be declared insolvent or otherwise involved in receivership or similar proceedings; and (ii) as a result of these proceedings, we did not have sufficient assets to satisfy our obligations. In addition, pursuant to Law No. 10,303, we will no longer be immune from falência. In act, if we become insolvent, we will be subject, as a debtor, to either a concordata or falência.

  Going Private Transactions and Delisting from the Bolsa de Valores de São Paulo—Bovespa

        The Brazilian Corporate Law and related regulations, provides for the following changes:

  •
  upon a sale of control of a company, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the value paid for shares with voting rights; and

  •
  upon the launch of a tender offer through which a company is to be delisted or through which controlling shareholders of a company acquire more than one-third of the shares outstanding on September 4, 2000, the purchase price shall be equal to the fair value of the shares considering the total number of the company's shares outstanding;

Arbitration

        Pursuant to the Brazilian Corporate Law and related regulations, if provided for in a company's by-laws, disputes among shareholders will be subject to arbitration (our by-laws currently do not provide for arbitration).

Material Contracts

  CRC Account Agreement—Contract for Assignment of Credit of the Remaining Balance of the Revenue Compensating Account, dated May 31, 1995, between the State Government and CEMIG, and Amendments Thereto

        Prior to 1993, electric utilities in Brazil were guaranteed a rate of return on investments in assets used to provide electric service to customers, the rates charged to customers were uniform throughout the country, and profits from more profitable utilities were reallocated to less profitable ones so that the rate of return for all companies would equal the national average. Shortfalls experienced by most electric utilities in Brazil were accounted for in each company's CRC Account. When the CRC Account and the guaranteed return concept were abolished, concessionaires with positive balances were permitted to offset such balances against their liabilities to the Federal Government.

        After all of our eligible payables and debt to the Federal Government had been offset against our CRC Account balance, we entered into an agreement with the State Government in May 1995 to transfer the right to receive the balance of our CRC Account from the Federal Government to the State Government in return for a promissory note from the State Government payable in monthly installments plus interest. This account receivable had a balance of approximately R$2,093 million as of December 31, 2003, which included a significant amount of overdue installments. The agreement relating to this transfer, the CRC Account Agreement, originally required the State Government to make monthly payments to us over twenty years with an initial three-year grace period for interest and principal payments. Interest on the amount receivable under the CRC Account Agreement accrues at a rate of 6% per year plus inflation adjustments. Interest commenced accruing on May 2, 1995, and deferred interest during the initial three-year grace period was capitalized.

        Since May 1995, the CRC Account Agreement has been amended as follows:

          (a)   The CRC Account Agreement was first amended in February 2001 to replace the monetary restatement index originally applicable to the outstanding balance with the IGP-DI.

          (b)   The CRC Account Agreement was next amended by the Second Amendment to the CRC Account Agreement, signed on October 14, 2002, which refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, representing the total amount of R$1,201 million of December 31, 2003, bearing interest at 6% per year, with restatement based on the IGP-DI. We entered into this second amendment with the State Government in order to preserve the terms and conditions of the original CRC Account Agreement with respect to the above-referenced installments. We did not receive any scheduled payments from the State Government in respect of this second amendment. In 2001, we recorded a full loss provision in respect of the entire outstanding balance of the Second Amendment. See Note 3 to our consolidated financial statements.

          (c)   The CRC Account Agreement was next amended by the Third Amendment to the CRC Account Agreement, signed on October 24, 2002, which refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002. These installments, which totaled R$891 million as of December 31, 2003, bear interest at an annual rate of 12%, with restatement based on IGP-DI. We are permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this third amendment. For this reason, we have not recorded a loss provision for amounts due thereunder. We paid interest on capital in lieu of dividends in December 2003, of which R$51 million was due to the State Government. Part of this interest on capital, amounting to R$28 million, was used by the State Government to settle part of the CRC overdue credits and the remainder, in the amount of R$23 million, to acquire debentures issued by CEMIG for the Irapé power plant construction. See Note 3 to our consolidated financial statements.

        We are currently renegotiating the terms of the CRC Account Agreement. See "Risk Factors—Risks Relating to CEMIG—We may not be able to collect a significant receivable from the State Government."

  Contract on Concessions for Generating Electric Energy, dated July 10, 1997, between the Federal Government and CEMIG

        In order to provide electric energy generation services to the public, we entered into a contract with the Federal Government. This concession contract establishes terms of the concessions for each of our generation plants. Although the concessions for different generation plants have different expiration dates, these concessions are extendable by the Federal Government for a period of up to 20 years upon our application. This contract grants us free access to land in the public domain, certain rights of way, and existing transmission and distribution systems so that we may transmit the energy produced in our generating stations. In return, among other things, we must maintain a minimum level of regularity, continuity, efficiency and safety and we must set aside funds to account for fuel consumption, use of water resources and contributions to the RGR Fund. We do not pay for the use of water resources when generating under the public services regime.

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

  Contract for Concessions of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and CEMIG

        In July 1997, we entered into a contract with the Federal Government authorizing us to provide our electric energy transmission services to the public until July 8, 2015. This contract also provides the rates at which we may charge our customers for our services. Upon our application, this contract may be extended by the Federal Government, at its own discretion, for a 20-year period. Pursuant to the contract, we are given free access to land in the public domain and certain rights of way in order to operate our electric energy transmission service. In return, among other things, we must maintain adequate technology, equipment, facilities and operating methods to ensure optimization of the use of existing and future electric energy resources and we must satisfy the demands of the electric energy market. We are also required to enter into a transmission service agreement with the ONS, pursuant to which we must make the facilities of our transmission service available to the interconnected power system.

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

  Contract for the Supply and Exchange of Electricity, and Passthrough and Transport of Power from Itaipu, dated 31 May 1993, between Furnas and CEMIG

        In 1993, we signed a contract with Furnas governing the supply and exchange of energy between Furnas and Cemig, for a period of 10 years, and also the transfer of power and energy generated by Itaipu, for a period of 20 years.

        Since 1999, based on Law 9,648 of May 27, 1998, the portion relating to supply and exchange between Furnas and Cemig has been regulated by a specific contract, known as an "Initial Contract". (See item below.)

        Since January 2003, Decree 4,550 of 27 December 2002 has governed the sale of energy generated by Itaipu, appointing Eletrobrás as a trader of Itaipu's output. The volumes of energy purchased by CEMIG and the prices of such energy are, since then, established annually by ANEEL. Decree 4,550 establishes that the contracts executed with Furnas shall be assigned to Eletrobrás.

        Under this decree the undertakings signed with Furnas were transferred to Eletrobrás.

  "Initial Contract" for Purchase and Sale of Electricity, dated August 2, 2002, between Furnas and CEMIG

        The Initial Contract signed with Furnas in 2002 governs the purchase by CEMIG of a portion of the electric energy generated by Furnas from the period from 1999 to 2005. The volumes contracted under such contract shall be gradually reduced 25% a year beginning in 2003 in accordance with Law 9,648/98.

  Shareholder's Agreement, dated June 18, 1997, between the State Government and Southern

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

        In August 2001, the Minas Gerais State Court of Appeals rendered a decision declaring the shareholders' agreement null and void. Given this decision, the voting rights as set forth in our by-laws, not those contained in the shareholders' agreement, are currently in effect. Our by-laws provide that each common share entitles the holder thereof to one vote at shareholders' meetings. The by-laws do not provide Southern with any extraordinary rights or privileges other than the rights it possesses by virtue of its ownership of our common shares. The decision of the State Court of Appeals has been appealed to a superior court, the Superior Tribunal de Justiça, and a final decision, subject only to a request of amendment, has been ruled on December, 2003. Therefore the effectiveness of the shareholders' agreement and control of CEMIG remain subject to judicial challenge.

  Private Instrument Covering the First Public Issuance of Common Debentures, Divided into Two Series of the Same Class, Without Guarantee or Preference, of CEMIG, dated October 4, 2001, between CEMIG and Planner Corretora de Valores S.A.

        On November 1, 2001, pursuant to our contract with Planner Corretora de Valores S.A, as fiduciary agent, we publicly issued R$625 million of debentures in two series of R$312.5 million each. The first series of debentures will mature on November 1, 2009 and the second series of debentures will mature on November 1, 2011. The debentures are subject to early redemption at the option of the debenture holders (in 2005 in the case of the first series and in 2006 in the case of the second series). Upon maturity, we are obligated to pay to the debenture holders an amount equal to the indexed par value of any debentures still outstanding plus compensatory interest. These debentures are not convertible and do not have preferences or guarantees.

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

  Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated February 7 and July 1 2003, between BNDES and CEMIG and Intervening Third Parties

        On February 7 and on July 1, 2003, we entered into two financing agreements pursuant to which BNDES, upon satisfaction of certain conditions, extended two loans to us in the amounts of approximately R$396.7 million and R$176.5 million, respectively. We borrowed R$335 million pursuant to these agreements and used the proceeds to partially settle our outstanding obligations to the MAE relating to spot market energy we purchased during the period of the Electricity Rationing Plan. This financing was extended to us pursuant to the terms of the General Agreement of the Electricity Sector. The first loan is repayable to BNDES through 60 monthly installments over five years, beginning March 15, 2003, with the final payment due on February 15, 2008. The second loan is repayable to BNDES through 55 monthly installments over five years, beginning August 15, 2003, with the final payment due on February 15, 2008. Interest on the outstanding balance of both financings accrues at a rate of 1% over the Sistema Especial de Liquidação e Custódia (Special System for Settlement and Custody) overnight rate, or SELIC, the Brazilian benchmark interest rate.We may prepay all or a part of the outstanding balance under these agreements with amounts received pursuant to the CRC Account Agreement.

        Our obligations under these loans are guaranteed by the proceeds of our collection of rates relating to electricity sales to final customers corresponding to 3.27% (as defined in the first agreement) and 1.36% (as defined in the second agreement) of our monthly sales. We have applied the proceeds of these loans to settle in part our outstanding obligations related to energy transactions on the MAE effected during the period of the Electricity Rationing Plan.

Commercial Papers

        On December 18, 2003, we issued 300 promissory notes, with the unitary face value of R$1,000,000.00, unique series, publicly in the local market, on the total amount of R$300 million, maturing on June 15, 2004. The notes are in registered form and holders have a right to the premium of 103.9% over CDI variation. The notes contain events of default, including in cases of change of control. Itaú BBA S.A. was the lead manager of the transaction which had a short term risk rating of Fitch Atlantic Rating, as level F1, indicating "the strongest capacity of payment of financing obligation on the expecting term".

Securities Distribution Program

        We intend to set up a Local Note Program, according to "Instrução CVM no 400", dated December 29, 2003. The Program will last two years from the date of the filing in "Comissão de Valores Mobiliários—CVM". Under the Program and in accordance with its terms, we will issue non-guaranteed, non-priority or unsubordinated simple debentures (non-convertible into shares). The Program will be limited to the issuance of debentures up to R$1.5 billion.

        We intend to issue under the Program, our Third Public Issuance of non-guaranteed, non-priority and unsubordinated simple debentures (non-convertible into shares), in the amount of up to R$400 million, with maturity falling due 120 (one hundred and twenty) months from the issue date. The Program and our Third Debenture Issuance are conditioned on our shareholders' approvals.

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

        An electronic certificate of registration has been issued in the name of Citibank, N.A., the depositary bank, with respect to the ADSs and is maintained by Citibank Distribuidora de Títulos e Valores Mobiliários S.A., the Brazilian custodian for the preferred shares, on behalf of the depositary bank. This electronic certificate of registration is registered through the Central Bank Information System. Pursuant to the certificate of registration, the custodian and the depositary bank are able to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary bank's certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares, unless the holder is a duly qualified investor under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See "—Taxation—Brazilian Tax Considerations."

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

  Brazilian Tax Considerations

        General.    The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation. In the case of a holder of preferred shares, we assume the investment is registered with the Central Bank. The following discussion does not address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares or ADSs.

        Taxation of Dividends.    Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares, or to a non-Brazilian holder in respect of the preferred shares, are currently not subject to withholding tax in Brazil to the extent that the dividends relate to profits for periods beginning on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

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

  •
  50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

  •
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

        Taxation of Gains.    Up to January 31, 2004, the capital gains realized outside Brazil by a non-resident as a result of the sale of assets located in Brazil to another non-resident were not subject to Brazilian income tax. However, pursuant to Article 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors could be subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil. Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

        Capital gains earned by residents of low-tax jurisdictions are subject to a 25 percent withholding tax rate.

        For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or preferred shares:

  •
  market investors, which represent those non-Brazilian residents who register with the Central Bank and the CVM to invest in Brazil, in accordance with Resolution No. 2,689 of the National Monetary Council, or those investors holding ADSs; Non-residents domiciled in low-tax jurisdictions are expressly excluded from this mechanism and, therefore, are subject to the same treatment applicable to ordinary non-Brazilian holders; and

  •
  ordinary non-Brazilian holders, which include any and all non-residents in Brazil who invest in the country through any other means; and residents of low-tax jurisdictions.

        The comments contained below are applicable to all non-Brazilian holders, including non-Brazilian holders investing under Resolution No. 2,689, except where otherwise noted.

        Resolution No. 2,689 effectively extends the favorable tax treatment currently afforded to holders of ADSs (except those residing in low-tax jurisdictions, as mentioned above) to all non-Brazilian holders of preferred shares that have:

  •
  appointed a representative in Brazil with powers to take action relating to their investment;

  •
  appointed an authorized custodian in Brazil for their investments;

  •
  registered as a foreign investor with the CVM; and

  •
  registered their investment with the Central Bank.

        The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares, as the case may be, is lower than:

  •
  the average price per preferred share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or

  •
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

        As mentioned above, as of February 2004, the sale of property located in Brazil involving non-resident investors could be subject to Brazilian income tax. Our understanding is that ADSs do not qualify as property located in Brazil. Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be. Beneficiaries resident of tax havens are subject to the increased 25 percent withholding tax on capital gains.

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

        Non-Brazilian holders are subject to a withholding tax at a rate of 15% on gains realized on:

  •
  sales or exchanges of the preferred shares in Brazil; or

  •
  sales of the preferred shares to a resident of Brazil outside of a Brazilian stock exchange.

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

        Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%. The increase rate also applies for, capital gains paid to residents of low-tax, as of February 2004.

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

        Taxation of Bonds and Securities Transactions.    Law No. 8,894, dated as of June 21, 1994, created the Tax on Financial Transactions, or IOF, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchanges. The rate of IOF/Títulos with respect to transactions of preferred shares and ADSs is currently zero, although the executive branch may increase the rate up to 1.5% per day of the terms of the securities, but only with respect to future preferred shares and ADSs transactions.

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

        Transactions by the depositary or by holders of preferred shares, which involve the removal of Brazilian currency from an account maintained with any Brazilian financial institution, will be subject to the CPMF tax. CPMF tax has generally been imposed on bank account debits, initially at a rate of

0.38%. Constitutional Amendment No. 42/2003 approved the continued imposition of the CPMF tax until December 31, 2004 at the rate of 0.38%.

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

        Dividends generally will constitute foreign source "passive income" or financial services income for U.S. foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder's U.S. federal income tax liability (or at a U.S. holder's election, may be deducted in computing taxable income). The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder's particular circumstances. In the event Brazilian withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

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

        Qualified Dividend Income.    Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute "qualified dividend income" will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from "qualified foreign corporations." In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

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

        If a Brazilian withholding tax or income tax is imposed on the sale or disposition of preferred shares or ADSs as described in "—Taxation—Brazilian Tax Considerations," the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax or income tax if applicable. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to certain limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

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

Dividends and Paying Agents

        We pay dividends on preferred shares in the amounts and in the manner set forth under "—Dividend Payment and Policy." We will pay dividends in respect of preferred shares represented by ADSs to the custodian for the depositary bank, as record owner of the preferred shares represented by ADSs. As promptly as practicable after receipt of the dividends we pay through Citibank N.A. to the custodian, it will convert these payments into U.S. dollars and remit such amounts to the depositary bank for payment to the holders of ADSs in proportion to individual ownership.

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

Insurance

        We have obtained, since February 2004, insurance policies to cover damages to the turbines, generators and transformers of our major power plants and substations caused by fire and risks such as equipment failures We do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures. We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our customers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses. See "Item 3. Key Information—Risk Factors—Risks Relating to the Company—Our insurance coverage may be insufficient to cover our losses."

        We believe that, since we have contracted for fire and operational risk insurance, our insurance coverage will be at a level that is customary in Brazil for the type of businesses in which we are engaged.

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

  •
  it satisfies all formalities required for its enforceability under the laws of the country that granted the foreign judgment;

  •
  it is for the payment of a sum certain of money;

  •
  it was issued by a competent court in the jurisdiction where the judgment was awarded after service of process was properly made in accordance with Brazilian law;

  •
  it is not subject to appeal;

  •
  it is authenticated by a Brazilian consular office in the country where it was issued, and is accompanied by a sworn translation into Portuguese; and

  •
  it is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision which for any reason would not be upheld by the courts of Brazil.

        Notwithstanding the foregoing, no assurance can be given that such confirmation will be obtained, that the process described above will be conducted in a timely manner or that a Brazilian court will enforce a monetary judgment for violation of the U.S. securities laws with respect to any securities issued by us.

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

  •
  as a plaintiff, you may bring an original action predicated on the U.S. securities laws in Brazilian courts and that, subject to applicable laws, Brazilian courts may enforce liabilities in these types of actions against us, our directors, and certain of our officers and advisors and the State Government;

  •
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

  •
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

        We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real). Despite the fact that our electricity purchases from Itaipu, which accounted for approximately 25% of our operating costs and expenses in 2003, are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allows electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. See "Item 5. Operating Financial Review and Prospects—Critical Accounting Policies." In 2003, we used financial instruments such as interest rate swaps to hedge our foreign exchange rate exposure. Outstanding interest rate swap agreements in the aggregate notional amount of US$202 million were outstanding at December 31, 2003. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Deposit Certificate) rate. We did not use any similar financial instruments in 2002 or 2001. See Notes 2(d), 17, 24, 26 and 27 to our consolidated financial statements.

        We are also subject to market risk resulting from changes in interest rates that may affect the cost of financing.

Exchange Rate Risk

        At December 31, 2003, approximately 43% of our outstanding indebtedness, or R$1,712 million, was denominated in foreign currencies, of which approximately 83%, or R$1,424 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies. As of December 31, 2003, we had restricted investments, to be used for repayment of long-term financing, in the amount of R$132 million, which consisted of real-denominated investments in the amount of (i) R$41 million, which have interest rates calculated based on the U.S. dollar/real exchange rate and (ii) R$91 million, which have interest rates calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Deposit Certificate) rate.

        In 2004, the potential loss we would experience in the event of a hypothetical 20% depreciation of the real would be approximately R$217 million related principally to loans and financing and primarily due to an increase in our real-denominated interest expense, which would be reflected on our income statement. In 2004, a hypothetical 20% depreciation of the real would result in an additional annual cash outflow of approximately R$337 million, reflecting the increased cost in reais of servicing foreign currency-denominated indebtedness and increased purchasing power relating to Itaipu. This sensitivity analysis assumes a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness, the related interest expense and the expenses relating to the purchase of energy from Itaipu are denominated. This sensitivity analysis also assumes that the unfavorable fluctuation in the exchange rate affecting the purchase of energy from Itaipu would affect the annual cash payments but would not affect the expense recorded on the statement of operations, since the additional currency exchange expense would be recorded as a deferred regulatory asset.

Interest Rate Risk

        At December 31, 2003, we had R$3,991million in loans and financing outstanding, of which approximately R$2,982 million bore interest at floating rates. Of this R$2,982 million, R$2,280 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$1,009 million is subject principally to LIBOR. In addition to the floating rate debt described above, we also had assets, net of other liabilities, at December 31, 2003 that bore interest at floating rates in the amount of R$3,584 million. These assets consisted mainly of our account receivable from the State Government and deferred regulatory assets, partially offset by MAE obligations, bearing interest at rates tied to IGP-DI and SELIC, respectively. The State Government has historically missed payments under this obligation. See "Risk Factors—Risk Factors Related to CEMIG—We may not be able to collect a significant receivable from the State Government." and Notes 3, 4 and 8 to our consolidated financial statements.

        The tables below provide summary information regarding our exposure to interest rate and exchange rate risk as of December 31, 2003:

	Total Debt Portfolio
	R$ Million	%
Floating rate debt:
Real-denominated	2,280	57
Foreign currency-denominated	702	18

	2,982	75
Fixed rate debt:
Foreign currency-denominated	1,009	25

Total	3,991	100

Total Debt Portfolio
Floating Rate
(R$ million)
Assets:
Cash and cash equivalents	312
Restricted investment	91
Account receivable from State Government	891
Deferred regulatory assets	2,702

Total	3,996
Liabilities:
Account payable to suppliers-payment to generator for energy purchased on the MAE	(412)
Floating rate debt	(2,982)
Derivative instruments(1)	(583)
Total liabilities	(3,977)

Total	19

(1)
Swaps to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the Certificado de Depósito Interbancário-CDI (Interbank Deposit Certificate) rate.

        The tables below provide information, as of December 31, 2003, with respect to our debt obligations that are sensitive to changes in interest rates and exchange rates, including the expected maturity dates and annual average interest rates relating thereto. Variable interest rates are based on the applicable reference rate as of December 31, 2003.

	Expected Maturity Date
Debt Obligation	2005	2006	2007	2008	2009	2010	2011 and after	Total Long Term
	(Amounts expressed in R$ million)
Foreign currency-denominated debt:
Fixed rate	132	21	14	13	13	13	92	298
Floating rate	131	94	58	24	11	7	44	369
Real-denominated debt:
Floating rate	679	605	187	56	17	17	103	1,664

Total	942	720	259	93	41	37	239	2,331

	Expected Annual Average Interest Rate (%)
Debt Obligation	2005	2006	2007	2008	2009	2010	2011 and after
Foreign currency-denominated debt:
Fixed rate	6.53	7.11	7.11	7.14	7.20	7.27	7.40
Floating rate	4.12	3.88	3.32	2.55	2.09	2.02	2.02
Floating rate (excluding inflation indices)	10.85	10.27	7.56	6.65	6.52	6.60	2.53
Floating rate (including expected inflation indices)	15.85	15.27	12.56	11.65	11.52	11.60	7.53

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Infovias' loan from MBK Furukawa Sistemas S.A./Unibanco, in the total principal amount of R$81 million as of December 31, 2003, of which R$62 million is classified as long-term liabilities in our consolidated financial statements, contains certain financial covenants that, in the event of noncompliance, may cause the amount due under the contract to become immediately due. These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. Infovias has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due until the end of 2004. This loan is classified as current and long-term liability according to the original terms of the respective contract, in compliance with the waiver obtained.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

        The conclusions of our Chief Executive Officer and Chief Financial and Investor Relations Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2003, are as follows:

        Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial and Investor Relations Officer have concluded that the disclosure controls and procedures have functioned effectively and that the consolidated financial statements fairly present our consolidated financial position and the results of our operations for the periods presented.

CHANGES IN INTERNAL CONTROLS

        There has been no change in our internal control over financial reporting during the year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Since we have not yet established an audit committee, our Board of Directors currently performs the functions of an audit committee. Our Board of Directors is in the process of discussing the establishment of an audit committee, which we are required to have in place by July 31, 2005. Our Board of Directors has not yet determined whether any of its members qualify as an audit committee financial expert, but it is currently discussing the selection of an audit committee financial expert.

Item 16B.    Code of Ethics

        We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial and Investor Relations Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is attached hereto as Exhibit 11. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at www.cemig.com.br.

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

        The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2003		2002
	(thousands of reais)
Audit fees	R$	416	R$	514
Tax fees		14		16

Total fees	R$	430	R$	530

        Audit fees.    Audit fees in the above table are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements prepared in accordance with the accounting practices adopted in Brazil and the United States and the review of our quarterly statutory financial statements.

        Tax Fees.    Tax fees are fees for professional services rendered by Deloitte Touche Tohmatsu Auditores Independentes for tax compliances services.

        We did not incur any audit-related fees or other fees for non-audit services in 2002 or 2003.

Audit Committee Pre-Approval Policies and Procedures

        Our Board of Directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the Board of Directors.

Any service proposals submitted by external auditors need to be discussed and approved by the Board of Directors during its meetings. Once the proposed service is approved, we formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Board of Directors.

Item 16D.    Not Applicable

Item 16E.    Not Applicable

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-65 hereof.

        The following financial statements are filed as part of this annual report on Form 20-F:

  •
  Report of Deloitte Touche Tohmatsu Auditores Independentes

  •
  Audited Consolidated Balance Sheets as of December 31, 2003 and 2002

  •
  Audited Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2003, 2002 and 2001

  •
  Audited Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001

  •
  Audited Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

  •
  Notes to the Consolidated Financial Statements

Item 19.    Exhibits

        The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws, as amended and in effect since April 30, 2004.
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
3
Agreement, dated June 17, 2002, between Infovias and CLIC, relating to the shares of WAY TV (incorporated by reference to Exhibit 3 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
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
11	Code of Ethics.
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.
12.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June July 1, 2004.
13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.
13.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.

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

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
By:	/s/ DJALMA BASTOS DE MORAIS
Name:	Djalma Bastos de Morais
Title:	Chief Executive Officer

Date: July 1, 2004

INDEX OF DEFINED TERMS

Acesita	32
ACL	24
ACR	24
ADRs	3
ADSs	3
ALCOA	41
American Depositary Receipts	3
American Depositary Shares	3
ANA	49
ANEEL	3
Annex V Regulations	107
ASMAE	78
average rate	58
basic transmission network	35
BNDES	79
Board of Trade of Minas Gerais	97
Brazil	2
Brazilian Corporate Law	2
captive consumers	11
CBEE	63
CCC Account	43
CCEE	11
CCPE	1
CEB	33
CEMIG	2
Central Bank	7
CGSE	5
CHESF	1
CLIC	44
CNPE	8
Code	108
CODs	50
COFINS	62
commercial market	7
Commission	2
common shares	3
Company	2
CONAMA	46
Concessions Law	14
COPAM	45
COPASA	32
COS	49
CPMF	65
CRC Account	9
CRC Account Agreement	9
Cruzado Plan	86
CVM	21
CVRD	32

DETEL/MG	82
DNAEE	13
dollars	2
EITF 92-07	54
Eletrobrás	35
Eletronuclear	2
Eletrosul	80
Energy Crisis Committee	60
EPE	24, 9
ERM	11
falência	23
FASB	56
FEAM	45
Federal Government	4
floating market	7
FNDCT	73
FORLUZ	70
Free Consumers	11
free customers	59
Furnas	68
Gasmig	24
GCE	4
GDP	2
General Agreement of the Electricity Sector	54
guaranteed return	12
GW	3
GWh	3
IBAMA	46
IBGE	2
IGP-M	13
Infovias	17
Initial Contracts	11
IOF	111
IPHAN	46
IPPs	28
Itaipu	28
kW	3
kWh	3
LATIBEX	94
MAE	25
mandatory dividend amount	90
MGI	43
Minas Gerais	3
MMA	48
MME	10
MRE	35
MVA	29
MW	3
MWh	3
National Monetary Council	13
non-Brazilian holder	108

noon buying rate	2
NYSE	22
ONS	12
OTC	93
Parcel A costs	25
PASEP	62
preferred shares	3
R$	2
reais	2
real	2
regulatory extraordinary rate adjustment	62
RGR Fund	68
RTE	4
São Paulo Stock Exchange	22
Securities Act	23
SELIC	106
SEMAD	45
SFAS No. 71	54
SIESE	2
SISNAMA	48
Southern	10
Special Quorum Provisions	105
SPPs	15
State Government	4
TUSD	26
TUST	26
U.S. dollars	2
U.S. GAAP	2
U.S. holder	108
UBP Fund	10
United States dollars	2
US$	2
Usiminas	31
Vallourec & Mannesmann	32
VAT	63
WAY TV	17

ANNEX A

THE BRAZILIAN POWER INDUSTRY

The Brazilian Electricity System Overview

        The Brazilian electricity system consists of two large interconnected systems—one for the South, Southeast and Midwest Regions and the other for the North and Northeast Regions—and several small isolated systems in the north and west. The two large systems (which together account for 96.6% of the capacity) are interconnected through a 1,700 MW high-voltage transmission line.

        Brazil's abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential of 258,046 MW, of which only 26% has been developed, according to the Electrical Energy Expansion Committee, or CCPE.

        The table below shows the installed capacity of electric power generation in the interconnected power system (excluding non-connected systems and self-production capacities), divided into hydroelectric and thermoelectric generation capacity, from 1991 through March 31, 2004 in MW.

Year	Hydroelectric	Thermoelectric
1991	45,808	3,789
1992	46,995	3,672
1993	47,834	3,514
1994	49,136	3,490
1995	50,582	3,490
1996	52,266	3,724
1997	53,664	3,730
1998	55,519	3,903
1999	57,724	4,135
2000	59,452	6,217
2001	61,044	7,096
2002	65,735	9,214
2003	66,321	9,226
2004 (through March 31, 2004)	66,869	9,672

Sources: National System Operator—ONS

        Brazil has an installed capacity in the interconnected power system of 76.5 GW, of which approximately 87% is hydroelectric. The installed capacity includes half of the installed capacity of Itaipu—12,600 MW owned equally between Brazil and Paraguay. According to data from the National System Operator—ONS, Brazil's installed capacity is projected to increase to approximately 88 GW by 2008, of which 14% is projected to be thermoelectric and 86% is projected to be hydroelectric. There are approximately 45,368 miles of transmission lines with voltages equal to or higher than 230kV in Brazil.

        Approximately 35% of Brazil's installed generating capacity and 64% of Brazil's high voltage transmission lines are operated by Centrais Elétricas Brasileiras S.A., or Eletrobrás, a company owned by the federal government of Brazil, or the Federal Government. Eletrobrás has historically been responsible for implementing electric policy, conservation and environmental management programs. It controls five subsidiaries responsible for the generation, transmission and distribution of electricity in the north, northeast and southeast of Brazil: Centrais Elétricas do Norte do Brasil S.A., or Eletronorte; Companhia Hidroelétrica do São Francisco, or CHESF; Furnas Centrais Elétricas S.A., or Furnas; Companhia de Geração Térmica de Energia Elétrica—CGTEE and Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A.—Eletrosul; As a result of the restructuring of the Brazilian electric sector, however, these federally-owned companies have been changing their roles from regional development utilities to generation and/or transmission companies acting in a competitive market. Eletrobrás also controls Eletrobrás Termonuclear S.A., or Eletronuclear, a company formed following a partial split-up of Furnas. The remaining high voltage transmission lines are owned by state-controlled electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

  Electricity Supply and Demand

        Between 1986 and 2003, the consumption of electricity in Brazil grew by approximately 3.5% per year (from 166.7GWh to 300.6GWh), the number of consumers increased by approximately 4.3% per year (from 25,900 thousand 53,058 thousand) and the total installed capacity increased by more than 4.0% per year (from 43,264 MW to 83,807 MW). The following table sets forth the growth in Brazil's energy consumption, population and growth rate of the gross domestic product, or GDP, from 1986 through December 31, 2003.

Year	Energy Consumption (in GWh)	Energy Consumption (% Growth)	GDP Growth (%)	Population (in millions)
1986	166,7	10.6	7.5	137.7
1987	181.3	7.4	3.5	140.3
1988	191.8	5.8	(0.1)	142.8
1989	200.5	4.5	3.2	145.2
1990	204.4	2.0	(4.3)	147.6
1991	213.5	4.4	1.0	149.9
1992	217.4	1.8	(0.5)	152.2
1993	226.2	4.0	4.9	154.5
1994	231.6	2.4	5.9	156.8
1995	248.7	7.4	4.2	159.0
1996	259.3	4.3	2.7	161.2
1997	276.8	6.7	3.3	163.4
1998	287.5	3.9	0.1	165.7
1999	292.7	1.8	0.8	167.9
2000	307.5	5.1	4.4	170.1
2001	283.3	(7.9)	1.3	172.4
2002	290.5	2.5	1.9	174.6
2003	300.6	3.5	(0.2)	176.9	(1)

Sources: Sistema de Informações Empresariais do Setor de Energia Elétrica (Brazilian Business Information System for the Energy Sector), or SIESE; Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics), or IBGE; and the MME.

(1)
IBGE forecast

        Between 1986 and the end of 2003, consumption of electricity in Brazil generally grew at a faster rate than Brazil's GDP, with the exception of 1993 and 1994, during which labor intensive industries lowered their output. Even in years in which the GDP had negative growth, electricity consumption increased. Overall electricity consumption growth averaged 5.6% per year from 1970 to 2003. According to 2004 operation planning from ONS, the Brazilian consumption growth rate should reach an average of 5.1% per year for the next 5-year period. The following table illustrates the forecasted breakdown of the consumption growth rate per region:

	Consumption Growth Rate (per year)
Period	North Isolated(1)	North Integrated	Northeast Integrated	Southeast/ Midwest Integrated	South Integrated	Brazilian Average
2004 - 2008		9.8%	6.1%	4.3%	4.9%	5.1%

Source: ONS, Operation Planning for 2004, revision 1

        The following table provides information relating to the probability of electricity shortfalls in the South, Southeast/Midwest, North and Northeast Regions in the coming years:

	Probability of Electricity Shortfalls
Region
	2004	2005	2006	2007	2008
South	0.0	0.3	9.3	7.8	3.5
Southeast/Midwest	0.0	0.3	0.9	1.2	2.6
North	0.0	0.4	5.5	12.4	8.8
Northeast	0.0	0.0	2.6	5.3	8.2

Source: National System Operator—ONS, Monthly Operation Planning, June/2004

        The electricity shortfall figures assume the occurrence of substantial capacity additions forecasted in Eletrobrás' most recent 10-year plan.

Historical Background

        The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Federal Government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Federal and State Governments. In recent years, the Federal Government has taken a number of measures to remodel the power industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

        In particular, the Federal Government has taken the following measures:

  •
  In 1990, the Federal Government created the National Privatization Program aiming at transferring to the private sector certain companies controlled by it, including those of the power industry.

  •
  The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Federal or State Governments.

  •
  The Federal Government enacted Law No. 8,987 on February 13, 1995, or the Concessions Law, and Law No. 9,074 on July 7, 1995, or the Power Concessions Law, that together (i) required that all concessions for the provision of energy related services be granted through public bidding processes, (ii) gradually allowed certain electricity consumers with significant demand, designated Free Consumers, to purchase electricity directly from suppliers holding a concession, permission or authorization, (iii) provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell the totality or part of their electricity to free consumers, distribution concessionaires and trading agents, among others, (iv) granted Free Consumers and electricity suppliers open access to all distribution and transmission systems and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or Small Hydroelectric Power Plants.

  •
  Beginning in 1995, a portion of the controlling interests held by Eletrobrás and various states in generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies. While the majority of the distribution companies have been privatized, most generation capacity is still controlled by Eletrobrás, by means of its subsidiaries Chesf, Eletronorte and Furnas.

  •
  In 1998, the Federal Government enacted Law No. 9,648, or the Power Industry Law, to overhaul the basic structure of the electricity industry. The Power Industry Law provided for the following:

  •
  the establishment of a self-regulated body responsible for the operation of the short-term electricity market, or the Wholesale Energy Market, which replaced the prior system of regulated generation prices and supply contracts;

  •
  a requirement that distribution and generation companies enter into initial energy supply agreements, or the Initial Contracts, generally "take or pay" commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Contracts was to ensure distribution companies have access to a stable electricity supply at prices that guarantee a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

  •
  the creation of the National Integrated System Operator (Operador Nacional do Sistema, or ONS), a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system; and

  •
  the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

  •
  In 2001, Brazil faced a serious energy crisis that lasted until the end of the first quarter of 2002. As a result, the Federal Government implemented measures that included:

  •
  a program for the rationing of electricity consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

  •
  the creation of the Electricity Crisis Management Chamber (Câmara de Gestão da Crise de Energia Elétrica, or GCE), which passed a series of emergency measures that provided for reduced electricity consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special rate regimes that encouraged the reduction of electricity consumption.

  •
  In March 2002, the GCE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Federal Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary rate readjustment, or RTE, to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing. For additional information regarding the rationing, see "Rationing and Extraordinary Rate Increases".

  •
  On December 17, 2002, with the enactment of Law 10,604, the Federal Government granted a subsidy for distribution companies in order to contribute to the moderation of the rates charged from low-income consumers.

  •
  On March 15, 2004, the Federal Government enacted Law No. 10,848, or the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low rates. For additional information regarding the New Industry Model Law, see "—New Industry Model Law."

Rationing and Extraordinary Rate Increases

        Below average rainfall in the years preceding 2001 resulted in low reservoir levels and low hydroelectric capacity in the southeast, central west and northeast regions. Attempts to offset dependence on hydroelectric plants with gas-fired thermal generation plants have been delayed due to regulatory and other issues. In response to the energy shortage, on May 15, 2001, the Federal Government created GCE to regulate and administer the program for reduction of energy consumption to avoid the interruption of electricity supply. This program, known as the Rationing Program, established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption, and lasted from June 2001 until February 2002.

        As a result of the end of the rationing measures, the Federal Government, through Decree No. 4,261 of June 6, 2002, extinguished the GCE and created the Câmara de Gestão do Setor Elétrico (the Electricity Sector Management Committee), or CGSE, to replace the GCE as coordinator of the electricity sector revitalization measures, and to give support to the Federal government with respect to related issues.

        Law No. 10,438 on April 26, 2002, authorized the General Agreement of the Electricity Sector, which was designed to resolve issues related to the Electricity Rationing Plan by providing for compensation for rationing-related losses to generation and distribution companies in Brazil and restoring the economic equilibrium of the concession agreements, which was thrown out of balance during the rationing period.

        Such Law authorized an extraordinary rate increase, or RTE, applicable to final customers that would compensate both generators and distributors for such rationing-related losses. The increased rates will be in force for an average period of 72 months from January 2002. The RTE also covers financial losses resulting from Parcel A costs from January 2001 to October 2001 as well as losses of generators incurred as a result of payment of free energy costs above the initial contract average price. The RTE percentage charged for residential customers (excluding low-income customers) rural customers, public street lighting and high-tension industrial customers whose costs related to electric energy represent at least 18% of average production cost and fulfill certain other criteria was 2.9% and the RTE percentage charged to all other customers was 7.9%, producing a weighted average increase of 5.87%.

        Pursuant to Law 10,438 the National Bank for Economic Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), created a special program to finance 90% of the amounts recoverable by means of the RTE. The loans are repayable over the rate increase collection period.

        In April 2003, the Federal Government, fearing that rate increases may contribute to overall inflation in Brazil, decided to delay a rate increase to which distribution companies were entitled under ANEEL resolutions to recover intra-annual variation of non-manageable costs that are referred to as Parcel A costs. On November 11, 2003, with the enactment of Law 10,792, the Federal Government implemented an emergencial program designed to compensate distribution companies for the losses incurred due to the non-consideration of the intra-annual variation of Parcel A on occasion of the annual rate readjustments that took place from April 2003 to April 2004. Such program guaranteed to the applicable companies a loan from BNDES under special conditions.

Concessions

        The companies or consortia who wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to MME or to ANEEL, by delegation of MME, as granting authority, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority's discretion.

        The Concession Law establishes, among other things, the conditions that the concessionaire must comply with in rendering electricity services, the consumer's rights and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations in force governing the electricity sector. The main provisions of the Concession Law are summarized as follows:

  •
  Adequate service.  The concessionaire must render an adequate service such as to satisfy, among other things, regularity, continuity, efficiency, safety and accessibility of the service.

  •
  Use of Land.  The concessionaire may use public land or request the granting authority to declare the public interest of private real estate, so as to benefit the concessionaire. In such case the concessionaire shall compensate the affected owners.

  •
  Strict liability.  The concessionaire is strictly liable for all damages arising from the performance of its services and caused to consumers, to third parties or to the granting authority.

  •
  Changes in controlling interest.  The granting authority must approve any direct or indirect change in the concessionaire's controlling interest.

  •
  Intervention by the Granting Authority.  The granting authority may intervene in the concession, by means of a presidential decree, to ensure the concessionaire's adequate performance of services, as well as the full compliance with applicable contractual, regulatory and legal provisions in case the concessionaire fails to do so. Within 30 days after the decree date, the granting authority's representative is required to commence an administrative proceeding in which the concessionaire is entitled to due process of law. During the term of the administrative proceeding, a person appointed by the granting authority's decree becomes responsible for carrying on the concession. If the administrative proceeding is not completed within 180 days after the decree date, the intervention ceases and the concession is returned to the concessionaire. The concession is also returned to the concessionaire if the granting authority's representative decides not to terminate the concession and the concession term has not yet expired.

  •
  Termination of the concession.  The concession termination agreement may be terminated through expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law and based on public interest grounds. Following the expropriation, the concessionaire is entitled to receive an indemnification, which may or may not adequately compensate investments made by the concessionaire in expropriated assets that have not been fully amortized or depreciated by the time of the expropriation. Forfeiture must be declared by the granting authority after ANEEL, or MME, has made a final administrative ruling that the concessionaire has failed to adequately perform its obligations under the concession agreement. The concessionaire is entitled to due process of law in the administrative proceeding declaring the forfeiture of the concession and can resort to courts against it. The concessionaire is entitled to receive an indemnification for the investments made by the concessionaire in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts corresponding to outstanding fines and damages due by the concessionaire.

  •
  Expiration.  When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to receive an indemnification for the investments made by the concessionaire in expropriated assets that have not been fully amortized or depreciated by the time of the expiration.

Penalties

        ANEEL's Resolution 63, enacted on May 13, 2004 (which revoked Resolution 318), governs the imposition of sanctions against the operators in the electricity sector, defines conduct constituting violations of the law and classifies the appropriate penalties based on the nature and gravity of the violation (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each violation, the fines can be up to two per cent of the amount invoiced by the concessionaires in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the operator to request ANEEL?s approval in case of:

  •
  Execution of contracts with related parties in the cases provided by regulation.

  •
  Sale or assignment of the assets related to the services rendered as well as the imposition of any encumbrances (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services.

  •
  Changes in controlling interest of the holder of the authorization or concession.

Independent Power Producer

        An Independent Power Producer, or IPP, is a legal entity or a consortium which is granted an authorization or concession to generate electric energy at its own account and risk.

        An IPP may sell energy to (i) distribution companies by means of public auctions held by ANEEL or CCEE upon termination of the existing contracts, (ii) consumers with a demand of at least 3MW supplied at a voltage level equal to or greater than 69 kV, (iii) new consumers with a demand of at least 3MW supplied at any voltage, (iv) consumers who are part of an industrial or commercial complex to which the IPP also supplies steam or some other by-product resulting from the co-generation process, (v) any group of consumers subject to agreement with the local distribution concessionaire, and (vi) any consumer to which the local distribution concessionaire is unable to supply energy prior to 180 days after an initial request.

Free Consumers

        Law No. 9,074 of 7 July 1995, as amended by Laws Nos. 9,648/98 and 10,848/04, partially abolished the exclusivity of supply of electricity that distribution concession holders had previously enjoyed within their concession areas. Consumers that qualify as Free Consumers may choose their energy supply between generators and traders of electricity. Currently, such consumers are the ones (i) connected prior to July 1995 with a demand equal to or greater than 3 MW, supplied at a voltage level equal to or greater than 69 kV or (ii) connected after July 1995 with a demand equal to or greater than 3 MW, supplied at any voltage level or (iii) that consume between 500kW and 3MW if they choose to purchase their energy from renewable energy sources, such as small hydroelectric facilities or biomass.

        Law No. 10,848 prevents distribution companies from selling power to Free Consumers at freely negotiated prices. Supply to Free Consumers must be made only at regulated rates. In order to exercise the option to be a Free Consumer, a consumer that complies with the legal requirements and does not have a previously agreed term in the contract with the local distributor must deliver a prior notice to such concessionaire, not exceeding 36 (thirty six) months, unless the distribution concessionaire, at its discretion, agrees to a shorter term. Law No. 10,848 exceptionally allows that, until December 31, 2009, those consumers that intend to become self-producers of power or even Independent Power Producers may do so upon delivery of a written notice to the supplier, with a priority of at least 180 (one hundred and eighty) days. Additionally, those who choose to be Free Consumers may only return to the status of captive consumers, i.e., to be once again subject to regulated rates, upon a five year prior communication to the local distribution company, unless such company, at its discretion, agrees with a shorter term. Free Consumers may be subject to penalties to be established by future regulation in case they fail to contract their entire demand by means of bilateral contracts.

        Presidential Decree 4,413 and ANEEL's Resolution 665, of October and November of 2002, set directives for the separation of the wholesale supply contracts of large electricity consumers whose supply voltage is 2.3 kV or higher. Such legislation determined that these large electricity consumers split their current supply contracts into three types: (i) a supply agreement, (ii) a main transmission grid connection and use agreement and (iii) a distribution grid connection and use agreement. The deadlines established for compliance with this resolution are (i) July 1, 2003, for those consumers whose purchased demand is higher than 3 MW, (ii) July 1, 2004, for those consumers whose purchased demand is higher than 1 MW and (iii) July 1, 2005, for all other consumers.

Principal Regulatory Authorities

  National Energy Policy Council

        In August 1997, the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) was created to advise the Brazilian president with respect to the development and creation of the national energy policy. The CNPE is presided over by the MME, and the majority of its members are ministers of the Federal Government. The CNPE was created to optimize the use of Brazil's energy resources and to assure the supply of electricity to the country.

  Ministry of Mines and Energy

        The MME is the Federal Government's primary regulator of the power industry. Following the adoption of the New Industry Model Law, the Federal Government, acting primarily through the MME, will undertake certain duties that were previously under the responsibility of ANEEL, including the drafting of guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets. Law No. 10,848 authorized the creation of the Energy Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico, or CMSE) which acts under direct coordination of the MME. The CMSE is incumbent upon permanently monitoring the supply conditions of the system and indicating steps to be taken to correct structural problems.

  ANEEL

        The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After enactment of the New Industry Model Law, ANEEL's primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by the MME and to respond to matters which are delegated to it by the Federal Government and by the MME. ANEEL's current responsibilities include, among others, (1) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity rates, (2) enacting regulations for the electricity industry, (3) implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy, (4) promoting the public bidding process for new concessions, (5) settling administrative disputes among electricity generation entities and electricity purchasers and (6) defining the criteria and methodology for the determination of transmission rates.

  ONS

        ONS was created in 1998 as a non-profit private entity comprised of Free Consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters. The New Industry Model Law granted the Federal Government the power to nominate three executive officers to ONS' Board of Executive Officers. The primary role of ONS is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL's regulation and supervision. The objectives and principal responsibilities of ONS include, among others: (1) operational planning for the generation industry, (2) organizing the use of the domestic interconnected power system and international interconnections, (3) guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, (4) assisting in the expansion of the energy system, (5) proposing plans to the MME for extensions of the Basic Grid (which proposal shall be taken into account in planning the expansion of the transmission system) and (6) submitting rules for the operation of the transmission system for ANEEL's approval. Generators must declare their availability to ONS, which then attempts to establish an optimal electricity dispatch program.

        The active participation of ONS as an instrument to ensure access to transmission grids is to occur by means of contractual relationships established between ONS, the owners of the basic transmission grid and the users of the transmission grid. Such contractual relationships comprise the following:

  •
  the Contrato de Prestação de Serviços de Transmissão (Operating Agreement), a contract entered into by ONS with the concessionaires which regulates the technical and financial terms for engaging in transmission activities;

  •
  the Contrato de Uso do Sistema de Transmissão (Grid Utilization Contract), a contract entered into by ONS and the transmission grid users that regulates the use of the Brazilian grid, as well as procedures for invoicing and payment);

  •
  the Contrato de Constituição de Garantia (Guarantee Contract), a contract which gives the ONS access to available funds in banks accounts designated by transmission grid users for the purpose of providing funds in case such users fail to make their monthly payments to the concessionaires (known as "CCG");

  •
  the Contrato de Conexão à Rede Básica (Connection Contract), a contract between the concessionaires and the transmission grid users which establishes the technical terms required to connect to the Brazilian grid); and

  •
  the Contrato de Compartilhamento de Instalações (Infrastructure Sharing Agreement), a contract between the concessionaires for the sharing of the Brazilian grid facilities.

  Wholesale Energy Market and its successor—the CCEE

        Beginning in 2002, the Wholesale Energy Market became subject to the authorization, supervision and regulation of ANEEL. Participants in the Wholesale Energy Market include all of the large energy generating entities, distribution agents, importers and exporters of electricity and other entities authorized by ANEEL to trade electric energy, or Energy Traders. Smaller generation entities are also eligible to participate in the Wholesale Energy Market.

        The Wholesale Energy Market computes the spot price for electricity based on a published criteria. The electricity spot price is currently determined taking into account, among other factors, (1) the optimal use of electricity resources, (2) the equilibrium between supply and demand, (3) the load of the agents connected to the Interconnected Power System and (4) projected electricity requirements.

        The Wholesale Energy Market will be discontinued and its activities and assets will be absorbed by the new Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) within ninety 90 days of the publication of the decree authorizing the transition, which will be published in the near future.

  Energy Research Company—EPE

        Law No. 10,847 authorized the creation of the Energy Research Company (Empresa de Pesquisa Energética, or EPE), a state-owned company, which is responsible for conducting strategic research on the energy industry, including, among others, electric energy, oil, gas, coal and renewable energy sources. EPE will be responsible for (i) studying projections of the Brazilian energy matrix, (ii) preparing and publishing the national energy balance, (iii) identifying and quantifying energy resources and (iv) obtaining the required environmental licenses for new generation concessionaires.

Ownership Limitations

        In 2000, ANEEL established new limits on the concentration of certain services and activities within the power industry. Under these limits, with the exception of companies participating in the National Privatization Program (which need only comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) may (1) own more than 20% of Brazil's installed capacity, 25% of the installed capacity of the South/Southeast/Central-West region or 35% of the installed capacity of the North/Northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (2) own more than 20% of Brazil's distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates or (3) own more than 20% of Brazil's trading market with final consumers, 20% of Brazil's trading market with non-final consumers or 25% of the sum of the above percentages.

Incentives for Alternatives Sources of Power

        In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade, or PPT), for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The benefits granted to thermoelectric plants under the PPT include (1) guaranteed gas supply for 20 years, (2) assurance of the application of the normative value by distribution companies who purchase their electricity for 20 years, according to regulation from ANEEL, thereby assuring that costs related to the acquisition of the electricity produced by thermoelectric plants will be transferred to rates and (3) guaranteed access to a BNDES special financing program for the power industry.

        In 2002, the Proinfa Program was established by the Federal Government to create certain incentives for the development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects. Under the Proinfa Program, Eletrobrás will purchase the electricity generated by these alternative sources for a period of 20 years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. Projects seeking to qualify for the benefits offered by the Proinfa Program must be fully operational by December 31, 2006.

Regulatory Charges

        In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Fund (Reserva Global de Reversão, or RGR Fund) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company's fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years and the RGR Fund has been used, principally to finance generation and distribution projects. The RGR Fund is scheduled to be phased out by 2010, and ANEEL is required to revise the rate so that the consumer will receive some benefit from the termination of the RGR Fund.

        The Federal Government has imposed a fee on Independent Power Producers reliant on hydrological resources, except for small Hydroelectric Power Plants and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR Fund. Independent Power Producers are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público, or UBP Fund) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás received the UBP Fund payments until December 31, 2002. All payments to the UBP Fund since December 31, 2002 are paid directly to the Federal Government.

        Distribution companies must contribute to the Fuel Consumption Account (Conta de Consumo de Combustível, or CCC Account). The CCC Account was created in 1973 to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. Each energy company is required to contribute annually to the CCC Account. The annual contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC Account, in turn, reimburses energy companies for a substantial portion of the fuel costs of their thermoelectric energy plants. The CCC Account is administered by Eletrobrás.

        In February 1998, the Federal Government provided for the phasing out of the CCC Account. Subsidies from the CCC Account will be phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and currently belonging to the Interconnected Power System. Thermoelectric energy plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Federal Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated systems for a period of 20 years in order to promote generation of electricity in these regions.

        With the exception of Small Hydroelectric Power Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. Such amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant's reservoir is located.

        In 2002, the Federal Government instituted the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE was created to support the (1) development of electricity production throughout the country, (2) production of electricity by alternative energy sources and (3) universalization of energy services throughout Brazil. The CDE shall be in effect for 25 years and shall be managed by Eletrobrás.

        The New Industry Model Law establishes that the failure to pay the contribution to RGR, Proinfa Program, the CDE, the CCC Account, or payments due by virtue of purchase of electricity in the regulated market or from Itaipu will prevent the non-paying party from receiving a rate readjustment (except for an extraordinary review) or receiving resources arising from the RGR, CDE or CCC Accounts.

Energy Reallocation Mechanism

        Under the Wholesale Energy Market, protection from hydrological risks for centrally dispatched hydrogenerators is provided through an Energy Reallocation Mechanism, or ERM, which attempts to mitigate the risks involved in the generation of hydrological electricity by mandating that hydrogenerators share the hydrological risks of the Interconnected Power System. According to Brazilian Law, the revenue arising from the sale of energy by generators does not depend on the energy effectively generated by them, but rather on the Assured Energy of each plant, which is determined by the government in each relevant concession agreement. Any imbalances between the energy actually generated and the Assured Energy is covered by the ERM. The purpose of the ERM is to mitigate hydrological risks, guaranteeing that all participant plants in the ERM receive revenue related to their Assured Energy, irrespectively of the volume of energy generated by them. In other words, the ERM reallocated the energy, transferring surplus energy from those who generated in excess their Assured Energy for those who generated less than their Assured Energy.

Rates for the Use of the Distribution and Transmission Systems

        ANEEL oversees rate regulations that govern access to the distribution and transmission systems and establish rates for the use of said systems. The rates for the use of the local distribution grid, or Distribution Usage Rates ("TUSD"), and (ii) rates for the use of the interconnected transmission grid, or Transmission Usage Rates ("TUST").

  TUSD

        The TUSD is paid by generators and Free Consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or Free Consumer is connected and are revised annually according to an inflation index and investments made by the distributors in the preceding year for the maintenance and expansion of the grid. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the rate in R$/kW which is set by ANEEL.

  TUST

        The TUST is paid by distribution companies, generators and free consumers for the use of the basic transmission grid to which they are connected and are revised annually according to an inflation index and the annual revenue of the transmission companies. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and free consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published rates. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee.

        The TUST is currently based on the nodal costs calculated according to the long-range incremental costs methodology. Regulation by ANEEL is expected to change the current criteria for determination of the TUST so that the physical location of the users of the transmission grid (near or far from the center of load) shall be take into consideration. Currently, the TUST is determined independently of the users' location. This change may affect generation companies which are located far from the respective center of loads as, for instance, some hydrolectric plants. Generation companies will pay transmission charges on the basis of the amount of power demand sold to customers. Charges for load will be determined on the basis of maximum use of the transmission system during periods of peak usage.

  Distribution

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

        The concession agreements for distribution services executed with the Federal government establishes the maximum rates distribution concessionaires are allowed to charge their consumers.

        Distribution rates are subject to review by ANEEL, which has the authority to adjust and review rates in response to changes in electricity purchase costs and market conditions. When adjusting distribution rates, ANEEL divides the costs of distribution companies between (1) costs that are beyond the control of the distributor, or Parcel A costs, and (2) costs that are under the control of distributors, or Parcel B costs. The rate adjustment is based on a formula that takes into account the division of costs between the two categories.

        Parcel A costs include, among others, the following:

  •
  costs of electricity purchased for resale pursuant to Initial Contracts;

  •
  costs of electricity purchased from Itaipu;

  •
  costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and

  •
  certain other charges for the transmission and distribution systems.

        Parcel B costs are determined by subtracting all the Parcel A costs from the distribution company's revenues.

        Each distribution company's concession agreement provides for an annual rate adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with the IGP-M index.

        Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica) every four or five years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company's concession and (2) determining the X factor, which is based on three components: (a) expected gains of productivity from increase in scale, (b) evaluations by consumers (verified by ANEEL) and (c) labor costs.

        The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

        In addition, concessionaires of electricity distribution are entitled to extraordinary review of rates (revisão extraordinária), on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

The New Industry Model Law

        The New Industry Model Law introduced material changes to the regulation of the power industry with a view to providing incentives to private and public entities to build and maintain generation capacity that will assure the supply of electricity within Brazil at low rates through competitive electricity public bidding processes. The key features of the New Industry Model Law include:

  •
  Creation of a parallel environment for the trading of electricity, with (1) a more stable market in terms of supply of electricity, so as to provide additional security in supply to captive consumers, called the regulated market; and (2) a market specifically addressed to certain participants (e.g., free consumers and commercialization companies), that will permit a certain degree of competition vis-à-vis the regulated market, called the free market.

  •
  Restrictions on certain activities of distributors, so as to permit them to focus on their core business to promote more efficient and reliable services to captive consumers.

  •
  Elimination of self-dealing, in order to provide an incentive to distributors to purchase electricity at the lowest available prices rather then buying electricity from related parties.

  •
  Respect for contracts executed prior to the New Industry Model Law, in order to provide regulatory stability to transactions carried out before its enactment.

        The New Industry Model Law also excluded Eletrobrás and its subsidiaries from the National Privatization Program, which is a program originally created by the Federal Government in 1990 with a view to promote the privatization process of state-owned companies.

        Although the law is already in place, several important aspects of the New Industry Model Law have not yet been determined by the Federal Government. It is expected that relevant additional regulations will be issued through presidential decrees and regulation.

  Parallel Environment for the Trading of Electricity

        Under the New Industry Model Law, electricity purchase and sale transactions will be carried out in two different market segments: (1) the regulated market, or the Pool, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their customers and (2) the free market, which encompasses purchase of electricity by non-regulated entities (such as the free consumers and energy traders).

        The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa program, as defined below, and (3) Itaipu, will not be subject to the public bidding process for the supply of electricity to the Pool. The electricity generated by Itaipu, located on the border of Brazil and Paraguay, is traded by Eletrobrás and the Federal Government, by means of ANEEL, determines the volumes that shall be mandatorily purchased by each distribution concessionaire. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. Dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under "—Distribution Tariffs."

  The Regulated Market (the "Pool")

        In the regulated market, distribution companies will purchase their expected electricity requirements for their captive customers in the Pool through public bids. Distribution companies will be required to purchase electricity from generators through a public bid managed by ANEEL, either directly or indirectly through the CCEE. The generator winners in the public bid must sign purchase agreements with all distribution companies of the interconnected system.

        Electricity purchases will be through two types of bilateral agreements: (1) Energy Agreements (Contratos de Quantidade de Energia) and (2) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Pool. In this case, the revenue of the generator is guaranteed and the distributors face the risk of a supply shortage. However, the increased prices of electricity due to a supply shortage shall be passed on by the generator through to consumers. Together, these agreements comprise the energy purchase agreements in the Pool (Contratos de Comercialização de Energia no Ambiente Regulado, or CEAR).

        Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are obligated to contract 100% of their projected electricity needs, as opposed to 95% under the previous regime. A deviation in actual demand from projected demand could result in penalties to distributors, but this remains subject to implementation.

        According to the New Industry Model Law, although subject to further regulation, electricity distribution entities will be entitled to pass through to their respective customers, in the form of higher rates, all costs related to electricity they purchased through public bids as well as any taxes and industry charges related to the public bids. Future regulation is expected to incentivate that distribution companies enter into contracts for purchase of electricity with some anticipation to guarantee that they meet their future demand. In case distribution companies fail to correctly forecast their demand and need to enter in shorter term contracts, passthrough of the costs to end consumers may be limited.

  The Free Market

        The free market will cover freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

        A consumer that is eligible to choose its supplier may only be able to rescind its contract with the local distributor by notifying such distributor up to three years in advance.

        Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the construction of cost efficient new generation could be finalized in order to supply the re-entry of free consumers into the regulated market. State-owned generators may sell electricity to free consumers, but as opposed to private generators, they are obliged to do so through an auction process.

  Restricted Activities of Distributors

        Distributors in the interconnected Brazilian grid are not permitted to (1) develop activities related to the generation or transmission of electricity, (2) sell electricity to free consumers, except for those in their concession area and under the same conditions and rates maintained with respect to captive customers in the Pool, (3) hold, directly or indirectly, any interest in any other company, corporation or partnership or (4) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold equity interests in excess of 10% in distributors. The New Industry Model Law has granted a transition period of eighteen months for companies to adjust to these rules, and ANEEL can extend such term for another eighteen months in the event that companies are unable to comply with such requirements within the prescribed timeframe. On an extraordinary basis, distribution companies that are in the process of complying with the above mentioned rules will be allowed to execute new contracts, in violation of the restricted activities mentioned above, such as the sale of electricity at freely negotiate prices, until December 2004.

  Elimination of Self-Dealing

        Since the purchase of electricity for captive customers will be performed through the Pool, so-called self-dealing, when distributors were permitted to meet up to 30% of their electricity needs through electricity that was acquired from affiliated companies, is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the New Industry Model Law. Distributors may, however, make purchases from affiliated companies if the distributor participates in the public bidding process through the Pool, and the generator that bids the lowest price is an affiliated party.

  Contracts Executed prior to the New Industry Model Law

        The New Industry Model Law provides that the contracts executed by electricity distribution companies and approved by ANEEL before the enactment of the New Industry Model Law will not be amended to reflect any extension in their terms or modification in prices or volumes of electricity already contracted, with the exception of Initial Contracts, as described below.

        During the transition period to a free and competitive energy market (1998-2006) that was established by the Power Industry Law, purchases and sales of electricity between generation and distribution concessionaires must occur pursuant to Initial Contracts. The purpose of the transition period was to permit the gradual introduction of competition in the industry and to protect market participants against exposure to potentially volatile spot market prices.

        Under the Power Industry Law, electricity committed to Initial Contracts is reduced by 25% each year from 2003 to 2005. Generation companies will be allowed to trade their excess, non-contracted electricity in the Pool or in the free electricity market and may conduct public auctions to trade any non-contracted volumes with Free Consumers or energy traders. When the Initial Contracts expire at the end of 2005, all electricity will be negotiated in the Pool or in the free market.

  Rationing under the New Industry Model Law

        The New Industry Model Law establishes that, in a situation where the Federal Government decrees a compulsory reduction in the consumption of electricity in a certain region, all Energy Amount Agreements in the regulated market, registered within the CCEE in which the buyer is located, shall have their volumes adjusted in the same proportion to the consumption reduction.

Environmental Regulations

        Brazilian environmental legislation requires that environmental licenses must be obtained wherever there is construction, installation, expansion or operation of any undertaking that uses natural resources, causes environment degradation, pollutes or has the potential to cause degradation or pollution to the environment.

        New generation, transmission or distribution projects or activities that expand the electricity sector require a series of environmental procedures to be complied with. Environmental impact studies are prepared by multi-disciplinary teams, which analyze the environmental impact and propose solutions to minimize the effects of these projects on the environment.

        The environmental impact studies are then submitted to the federal or state authorities for examination, and also, in public hearings, to the population of the communities affected by the project.

        The process of licensing of undertakings with significant environmental impact follows a three-phase procedure, in which the following licenses have to be acquired:

  •
  prior license, attesting that the project is environmentally viable;

  •
  installation license, enabling the work to be built; and

  •
  operation license, for actual startup of the project.

        For the following undertakings, the application must be made to the federal environmental body:

  •
  those located on international borders or developed in conjunction with an adjoining country, or in territorial waters, on the continental shelf, in an exclusive economic zone, on indigenous lands or in federal protected areas;

  •
  locations or developments in more than one Brazilian state;

  •
  where the direct environmental impacts surpass the country's territorial limits or the limit of one or more Brazilian state; or

  •
  where radioactive material is involved, or nuclear energy used.

        Applications for the following types of project have to be made to the environmental bodies of the relevant Brazilian state:

  •
  those located or developed in more than one municipality, or in state or Federal District conservation areas;

  •
  those located or developed in forests or other forms of natural vegetation subject to permanent preservation;

  •
  those whose direct environmental impacts exceed the territorial limits of one or more municipalities; or

  •
  when delegated, by legal instrument or agreement, by the union to the states or to the Federal District.

        The municipal environmental body, after acquiring a position statement from the competent bodies of the federal government, and the states or Federal District, as applicable, gives the environmental license for projects and activities with local environmental impact, and for any which are delegated by the state, by legal instrument or agreement.

        Finally, projects with significant environmental impact are obliged by law to allocate a minimum of 0.5% of their total investment costs to environmental compensation.

Companhia Energética
de Minas Gerais—CEMIG

Financial Statements for the Years Ended
December 31, 2003, 2002 and 2001 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Energética de Minas Gerais—CEMIG
Belo Horizonte—MG, Brazil

        We have audited the accompanying consolidated balance sheets of COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG (a Brazilian corporation) and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Energética de Minas Gerais—CEMIG and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

June 29, 2004

/s/ Deloitte Touche Tohmatsu

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(Expressed in millions of Brazilian reais)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (note 7)	440	123
Restricted investments (note 8)	72	145
Accounts receivable, net (note 9)	1,050	882
Accounts receivable—use of basic transmission network	29	18
Deferred regulatory assets (note 4)	633	361
Deferred income taxes benefits (note 6)	114	134
Recoverable taxes (note 10)	108	21
Materials and supplies	22	21
Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred (note 5)	9	20
Receivable from Federal Government related to low-income consumers (note 11)	40	42
Other	113	78

	2,630	1,845

INVESTMENTS (note 12)	788	543

PROPERTY, PLANT AND EQUIPMENT, NET (note 13)	10,141	10,099

OTHER ASSETS:
Deferred regulatory assets (note 4)	2,069	1,670
Account receivable from Minas Gerais State Government (note 3)	891	755
Recoverable taxes (note 10)	116	82
Accounts receivable, net (note 9)	91	—
Deferred income taxes (note 6)	175	208
Restricted investments (note 8)	60	49
Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred (note 5)	23	32
Marketable securities—available for sale (note 14)	—	53
Other	135	172

	3,560	3,021

Total assets	17,119	15,508

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(Expressed in millions of Brazilian reais, except share amounts)

	December 31,
	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable to suppliers (note 15)	618	1,275
Payroll and related charges	199	108
Taxes payable (note 16)	321	151
Dividends and interest on capital	241	211
Current portion of long-term financing (note 17)	1,660	946
Regulatory charges payable (note 18)	134	94
Employee profit sharing	51	26
Other	120	51

	3,344	2,862

LONG-TERM LIABILITIES:
Long-term financing (note 17)	2,331	2,593
Employee post-retirement benefits (note 19)	1,208	1,272
Deferred income taxes (note 6)	798	498
Accrued liability for contingencies (note 20)	354	315
Accounts payable to suppliers (note 15)	325	334
Taxes payable (note 16)	100	52
Other	108	113

	5,224	5,177

MINORITY INTEREST	27	27

SHAREHOLDERS' EQUITY: (note 21)
Capital stock—
Preferred—91,210,523 thousand shares authorized, issued and outstanding as of December 31, 2003 and 2002	804	804
Common—70,874,168 thousand shares authorized, issued and outstanding as of December 31, 2003 and 2002	624	624

	1,428	1,428
Additional paid-in capital	3,170	3,170
Appropriated retained earnings	2,693	2,693
Unappropriated retained earnings	1,290	144
Accumulated other comprehensive income (loss)	(57)	7

	8,524	7,442

Total liabilities and shareholders' equity	17,119	15,508

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Expressed in millions of Brazilian reais, except share and per share amounts)

	Years ended December 31,
	2003	2002	2001
NET OPERATING REVENUES:
Electricity sales to final customers (note 22)	7,179	5,458	4,587
Regulatory extraordinary rate adjustment (note 4)	63	281	789
Deferred rate adjustment (note 4)	199	—	—
Electricity sales to the interconnected power system (note 22)	56	161	517
Use of basic transmission network	257	185	154
Other operating revenues (note 22)	468	260	150
Taxes on revenues (note 22)	(2,190)	(1,473)	(1,191)

Total net operating revenues	6,032	4,872	5,006

OPERATING COSTS AND EXPENSES:
Electricity purchased for resale (note 23)	(1,396)	(1,333)	(1,914)
Natural gas purchased for resale	(246)	(152)	(84)
Use of basic transmission network	(310)	(298)	(251)
Depreciation and amortization	(686)	(666)	(641)
Personnel (note 23)	(710)	(532)	(531)
Regulatory charges (note 23)	(585)	(548)	(420)
Third-party services	(325)	(265)	(216)
Employee post-retirement benefits (note 19)	(109)	(207)	(293)
Materials and supplies	(88)	(78)	(70)
Other (note 23)	(422)	(238)	(274)
Reversion (provision) for loss on deferred regulatory assets (note 4)	174	(28)	(150)
Provision for loss on account receivable from State Government (note 3)	—	—	(754)

Total operating costs and expenses	(4,703)	(4,345)	(5,598)

Operating income (loss)	1,329	527	(592)
FINANCIAL INCOME (EXPENSES), NET (note 24)	674	(525)	(48)

Income (loss) before income taxes and minority interests	2,003	2	(640)

INCOME TAXES—(EXPENSE) BENEFIT: (note 6)
Current	(224)	(187)	(166)
Deferred	(383)	161	88

	(607)	(26)	(78)

MINORITY INTERESTS	—	12	(1)

NET INCOME (LOSS)	1,396	(12)	(719)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized holding gains (losses) on available-for-sale securities (note 14)
Unrealized holding gains arising during period	66	(17)	9
Less: reclassification adjustment for gains included in net income	(76)	—	—
Minimum pension liability adjustment (note 19)	(87)	378	293
Deferred income taxes (expense) benefits	33	(119)	(99)

	(64)	242	203

COMPREHENSIVE INCOME (LOSS)	1,332	230	(516)

Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating basic and diluted earnings (loss) per thousand shares	162,084,691	161,033,699	158,931,715

Basic and diluted earnings (loss) per thousand common and preferred shares—In Brazilian reais	8.61	(0.07)	(4.52)

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Expressed in millions of Brazilian reais)

	Years ended December 31,
	2003	2002	2001
CAPITAL STOCK:
Preferred—
Balance, beginning of year	804	786	786
Transfer from appropriated retained earnings	—	18	—

Balance, end of year	804	804	786
Common—
Balance, beginning of year	624	610	610
Transfer from appropriated retained earnings	—	14	—

Balance, end of year	624	624	610

	1,428	1,428	1,396

ADDITIONAL PAID-IN CAPITAL	3,170	3,170	3,170

APPROPRIATED RETAINED EARNINGS:
Fiscal incentive investment reserve—
Balance, beginning of year	45	45	41
Transfer from unappropriated retained earnings	—	—	4

Balance, end of year	45	45	45

Rate shortfall reserve—
Balance, beginning of year	2,648	2,680	2,680
Transfer to capital stock	—	(32)	—

Balance, end of year	2,648	2,648	2,680

Unrealized income reserve—
Balance, beginning of year	—	314	484
Transfer to unappropriated retained earnings	—	(314)	(170)

Balance, end of year	—	—	314

Legal reserve—
Balance, beginning of year	—	94	94
Transfer to unappropriated retained earnings	—	(94)	—

Balance, end of year	—	—	94

	2,693	2,693	3,133

UNAPPROPRIATED RETAINED EARNINGS:
Balance, beginning of year	144	79	735
Net income (loss)	1,396	(12)	(719)
Transfer from appropriated retaining earnings	—	408	166
Dividends and interest on capital	(250)	(331)	(103)

Balance, end of year	1,290	144	79

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year	7	(235)	(438)
Unrealized holding gains arising during period	44	—	—
Less: reclassification adjustment for gains included in net income	(51)	—	—
Other comprehensive income (loss)	(57)	242	203

Balance, end of year	(57)	7	(235)

Shareholders' equity at end of year	8,524	7,442	7,543

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Expressed in millions of Brazilian reais)

	Years ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,396	(12)	(719)
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization	686	666	641
Deferred regulatory assets and liabilities	(67)	(432)	(618)
Monetary variation and exchange rate variation loss (gain)	(766)	342	(145)
Loss on disposal of property, plant and equipment	61	42	103
Employee post-retirement benefits	(152)	24	116
Provisions for contingencies and doubtful accounts receivable	117	45	32
Provision for loss on deferred regulatory assets	(174)	28	150
Provision for loss on account receivable from State Government	—	—	754
Deferred income taxes	383	(161)	(88)
Provision for global reserve for reversion quota long-term	—	—	34
Other	15	(38)	6
Decrease (increase) in operating assets—
Accounts receivable	(316)	(410)	170
Recoverable taxes	(121)	38	100
Account receivable from State Government	28	—	—
Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred, net of surcharge applied to consumers	20	45	(97)
Other	(40)	(129)	(48)
Increase (decrease) in operating liabilities—
Accounts payable to suppliers	(723)	289	36
Payroll and related charges	91	11	17
Taxes payable	198	125	190
Regulatory charges payable	40	42	(38)
Advance billings of electric power	—	(42)	(62)
Accrued interest on long-term financing and short-term loans	(111)	253	147
Other	93	6	39

Net cash provided by operating activities	658	732	720

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted investments	62	426	(553)
Sale of marketable securities	119	—	—
Acquisition of new investments	(251)	(336)	(223)
Acquisition of property, plant and equipment	(782)	(636)	(323)

Net cash used in investing activities	(852)	(546)	(1,099)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	717	518	1,150
Repayment of long-term financing	(826)	(597)	(617)
Advance from minority shareholder for future capital increase in subsidiary	—	12	—
Proceeds from short-term loans	820	—	—
Dividends and interest on capital paid	(200)	(214)	(172)

Net cash provided by (used in) financing activities	511	(281)	361

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	317	(95)	(18)

CASH AND CASH EQUIVALENTS:
Beginning of the year	123	218	236
End of the year	440	123	218

	317	(95)	(18)

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid—income taxes	169	42	38
Interest paid, net of interest capitalized	405	285	202

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in millions of Brazilian reais, unless otherwise indicated)

1.     THE COMPANY AND ITS OPERATIONS

(a)
The Company:

        Companhia Energética de Minas Gerais—CEMIG ("CEMIG" or the "Company"), a partly state-owned company, organized under the laws of the Federative Republic of Brazil ("Brazil") and publicly traded, is an electric power public utility concessionaire controlled by the Government of the State of Minas Gerais, Brazil (the "State Government"). Its principal activities are the construction and operation of systems used in the production, transformation, transmission, distribution and sale of electric energy, as well as in certain related business activities.

        As a concessionaire of electric utility services, the Company is subject to regulations set by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or "ANEEL"), an agency of the Brazilian Federal Government (the "Federal Government").

        The Company holds a concession to distribute electric power over an area of 562,478 square km (unaudited) (approximately 97% of the State of Minas Gerais), to approximately 5,744,000 consumers (unaudited) (5,591,000 and 5,412,000 in 2002 and 2001 respectively (unaudited)) as of December 31, 2003. The Company has 48 power plants, consisting of 44 hydroelectric plants, 3 thermoelectric plants and one wind farm, with an aggregate installed generating capacity of 5,771MW (unaudited) (5,704MW and 5,675MW in 2002 and 2001 respectively (unaudited)).

        The Company has equity interests in the following operating companies as of December 31, 2003:

  •
  Sá Carvalho S.A. ("Sá Carvalho") (100.00% interest)—Its principal activities are the production and sale of electric energy from the Sá Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

  •
  Usina Térmica Ipatinga S.A. ("Ipatinga") (100.00% interest)—Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS;

  •
  Companhia de Gás de Minas Gerais—GASMIG ("GASMIG") (95.19% interest)—Its principal activities are the acquisition, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to distribute gas in the State of Minas Gerais. GASMIG's bylaws also permit the performance of activities related to the exploration, production and storage of natural gas. These activities, however, are not currently being performed;

  •
  Empresa de Infovias S.A. ("Infovias") (99.93% interest)—Its principal activities are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Infovias owns 64.91% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities of the State of Minas Gerais, including 49.9% of its common shares. The control of Way TV Belo Horizonte is exercised by Infovias through a shareholders' agreement with CLIC—Clube de Investimentos dos Empregados da Cemig, that owns 1.1% of Way TV Belo Horizonte S.A. common shares. As per this agreement, CLIC agreed to vote in the Way TV shareholders' meeting in accordance Infovias interests;

  •
  Efficientia S.A. ("Efficientia") (100.00% interest)—Its principal activities are rendering efficiency, optimization and energy solutions services through studies and carrying out of projects, as well as providing operating and maintenance services, to energy supply facilities. Efficientia initiated operations in the first quarter of 2003;

  •
  Horizontes Energia S.A. (100.00% interest)—Its principal activities are the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina. Horizontes Energia S.A. initiated operations in the first quarter of 2003.

        The Company has a 100.00% interest in each of the following development-stage companies, as of December 31, 2003:

  •
  Cemig PCH S.A., Cemig Capim Branco Energia S.A. and Usina Termelétrica Barreiro S.A.—Their principal activities are expected to be the production and sale of electric energy, as independent power producers.

  •
  Cemig Trading S.A.—Its principal activities will be related to energy trading.

        Additionally, CEMIG has a minority interest in the following development-stage companies:

  •
  48.50% in both Central Termelétrica de Cogeração S.A. and Central Hidrelétrica Pai Joaquim S.A.. Their principal activities are expected to be the production and sale of electric energy, as independent power producers.

  •
  25.00% interest in Companhia Transleste de Transmissão, incorporated in 2003 in partnership with Companhia Técnica de Engenharia, Furnas Centrais Elétricas S.A. and Orteng Equipamentos e Sistemas Ltda. It will be responsible for building and operating the 345 kV transmission line connecting a substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant.

(b)
The electricity sector in Brazil:

        The electricity sector in Brazil is regulated by the Federal Government, acting through its Ministry of Mines and Energy, which has exclusive authority over the electricity sector. Regulatory policy for the sector is implemented by ANEEL.

        Retail electricity sales by the Company are made pursuant to provisions of its long-term electricity sales concession agreements. Under the terms of the concession agreements, the Company is authorized to charge its customers a rate for electricity supply that consists of two components: (1) a non-controllable energy generation, transmission and distribution cost pass-through component ("Parcel A costs"); and (2) an operating cost component ("Parcel B costs"). Both components are established as part of the original concession for certain initial periods. Subsequent to the initial periods, and at regular intervals thereafter, ANEEL has the authority to review the costs of the Company to determine the inflation adjustment (or other similar adjustment factor), if any, to the Parcel B costs (the "Adjustment Escalator") for the subsequent period. This review can result in an Adjustment Escalator that has a positive, zero or negative value.

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

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        In preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. The Company's financial statements therefore include various estimates concerning (i) the recoverability of deferred regulatory assets, (ii) valuation allowances for accounts receivable, deferred tax assets and the account receivable from the State Government, (iii) the useful lives of property, plant and equipment, (iv) provisions necessary for contingent losses, and (v) estimates of employee post-retirement benefit obligations and other similar estimates.

(a)
Basis of presentation—The financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Company's statutory financial statements prepared in accordance with the accounting practices adopted in Brazil, which are prepared and filed in accordance with the specific rules from the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or "CVM") and ANEEL.

(b)
Constant currency remeasurement—Up to December 31, 1997, Brazil was considered a highly inflationary economy (cumulative inflation exceeding a total of 100% over a consecutive three-year period) and, for U.S. GAAP purposes, the Company prepared its financial statements under the constant currency method for all years ended up to that date. CEMIG adopted the IGP-DI (General Price Index—Internal Availability) to restate its financial statements for inflation.

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

  Shareholders' equity presented in these financial statements differs from that included in the statutory accounting records filed pursuant to the accounting practices adopted in Brazil as a result of the following: (i) as from January 1, 1996, indexation of Brazilian financial statements prepared for Brazilian Corporate Law purposes was abolished, whereas for U.S. GAAP purposes such indexation was applied up to December 31, 1997; (ii) differences between the IGP-DI and the official indices mandated for indexation of the financial statements prepared in accordance with the accounting practices adopted in Brazil; and (iii) adjustments made to reflect the requirements of U.S. GAAP. Current income taxes and dividend distribution capacity are determined based on the financial statements prepared in accordance with accounting practices adopted in Brazil.

(c)
Principles of consolidation—The consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 included, when applicable, the accounts of CEMIG and its subsidiaries Sá Carvalho S.A., Usina Térmica de Ipatinga S.A., Companhia de Gás de Minas Gerais—GASMIG, Empresa de Infovias S.A., Cemig PCH S.A., Cemig Capim Branco S.A., Usina Termelétrica Barreiro S.A., Efficientia S.A., Horizontes Energia S.A. and Cemig Trading S.A.. In consolidation, the Company's investment in the shareholders' equity of the subsidiaries and all significant intercompany balances and transactions were eliminated. The minority interest in the positive equity in subsidiaries is shown separately as a liability.

(d)
Foreign currencies—CEMIG conducts no foreign operations. Assets and liabilities denominated in foreign currencies are related principally to financing and are translated into reais at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date. The resulting gains and losses are recognized currently and included in the statements of operations for the appropriate period.

(e)
Cash and cash equivalents—The Company considers unrestricted cash on hand, deposits in banks and short-term investments with original maturities of three months or less, when purchased, and readily convertible to cash to be cash and cash equivalents.

(f)
Restricted investments—Restricted investments consist of investments with original maturities of three months or less, which are restricted for use in the Company's investment plan and repayment of outstanding financing.

(g)
Accounts receivable—Includes both amounts billed to customers and accrued revenues relating to unbilled energy supplied to customers as of the balance sheet date. Charges arising from overdue electricity bills are accounted for on a cash basis. The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses.

(h)
Investments—The Company's investments in affiliated companies are accounted for based on the equity method. Other investments, including the consortia (groups of organizations participating in join ventures formed to promote common objectives or engage in projects to benefit all the members), are recorded at acquisition or construction cost less allowance for loss, when applicable. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with Statement of

  Financial Accounting Standards ("SFAS") 34 "Capitalization of Interest Cost". The consortia depreciation is computed on the straight-line method, at annual rates determined by ANEEL, which represent the estimated useful lives of its assets. The consortia expenditures for maintenance and repairs are charged to operating costs as incurred.

(i)
Property, plant and equipment—Are recorded at acquisition or construction cost, restated to reflect price-level changes through December 31, 1997. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with SFAS 34. Depreciation is computed on the straight-line method, at annual rates determined by ANEEL, which represent the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets. The net results of disposals of fixed assets are recorded as part of operating income.

(j)
Impairment of long-lived assets—CEMIG follows SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, CEMIG performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analyses. The Company has not recognized any impairment as a result of the application of this accounting policy.

(k)
Revenues, costs and expenses—Revenues, costs and expenses are recognized on an accrual basis, i.e., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our rates have been fixed or are determinable, and collectibility is reasonably assured regardless of when cash is received.

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

(l)
Income taxes—CEMIG accounts for income taxes in accordance with SFAS 109 "Accounting for Income Taxes", which requires an asset and liability approach to recording deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

  CEMIG records the tax benefit of all net operating losses as a deferred tax asset and records a valuation allowance, when necessary, to reflect the benefit that management believes will more likely than not be recovered through future taxable income.

(m)
Contingencies—The Company accounts for contingencies in accordance with SFAS 5 "Accounting for Contingencies".

(n)
Employees' benefit plans—The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. With respect to such plans, SFAS 87 "Employers' Accounting for Pensions" has been applied as from January 1, 1995. CEMIG has also established post-retirement health care plans and pays life insurance premiums for its retirees. The accounting for these benefits is in accordance with SFAS 106 "Employers' Accounting for Post-retirement Benefits other than Pensions". The Company has applied SFAS 132(R) "Employers' Disclosures about Pensions and Other Postretirement Benefits" to disclose information about pension plans and other postretirement benefit plans. Under Brazilian law, employees are entitled to a minimum of one-month vacation upon completion of each year of service. CEMIG fully accrues this liability based on the vested entitlement of the employees at each period end, plus related social security costs.

  In addition, CEMIG contributes to the Federal Government-sponsored social security plan at rates based on payroll and such contributions are expensed as incurred. Also, severance payments may be payable upon involuntary severance of employees.

(o)
Environmental and remediation costs—CEMIG, in accordance with its environmental policy, has established various damage control and prevention programs in order to help limit its risks with respect to major environmental-related liabilities. The cost of these programs is expensed as incurred. CEMIG's policy is to provide for remediation costs when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. No provision in respect of these matters has been required to date.

(p)
Comprehensive income (loss)—CEMIG reports comprehensive income (loss) in accordance with SFAS 130 "Reporting Comprehensive Income" and has elected to present this in the statement of operations. Comprehensive income (loss) comprises the results of unrealized holding gains or losses on securities classified as available-for-sale under SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" for each of the three years in the period ended December 31, 2003 and minimum pension liability adjustments made pursuant to SFAS 87 for each of the three years in the period ended December 31, 2003. All investments in securities classified as available-for-sale were sold in 2003. As a result of that, the Company recorded a reclassification adjustment to avoid double counting in comprehensive income items that are displayed as part of net income for 2003 that also had been displayed as part of other comprehensive income in 2003 or earlier periods.

(q)
Regulation and deferred regulatory assets—As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company is subject to the provisions of SFAS 71 "Accounting for the Effects of Certain Types of Regulation". The rate-setting structure in Brazil is now designed to provide for recovery of the Company's allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

  During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil's significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the "General Agreement") with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001 and 2002. The increased rates will be in force in the electricity industry for an average period of 72 months as from January 2002. The asset of R$446 (note 4) recognized by the Company represents the amount expected to be recovered over the next 24 months, in accordance with Emerging Issues Task Force ("EITF") No. 92-7 "Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs". The balances of the deferred regulatory assets are periodically compared with the Company's recoverability projections, which are reviewed by Management depending on market events, changes in regulation and related circumstances. The respective provision for losses is adjusted accordingly.

  The General Agreement also addressed Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes not controlled by the Company. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. The General Agreement provided a tracking account mechanism, created in October 2001 through Executive Order No. 296, to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001, except for the system services charges from September 2000 to December 2003 (as allowed by ANEEL). See note 4.

(r)
Earnings per share—Since each class of shares participates equally in earnings in the years presented, earnings per share was computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Consistent with many other Brazilian corporations, CEMIG discloses earnings per one thousand shares, as this is the minimum number that can be traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange, or "BOVESPA"). As mentioned in note 3, the Company has a contingent obligation to issue shares of capital stock in connection with its account receivable from the State Government. Any shares to be issued in connection with this obligation are considered for purposes of calculating dilutive earnings only when all necessary conditions for their issuance have been satisfied. As such, these shares are considered dilutive as defined in SFAS 128 "Earnings per Share". However, the potentially dilutive shares in 2002, consisting solely of the estimate of shares issuable mentioned above, have been excluded from the computation for 2002 as their effect would have been anti-dilutive, as a result of the net loss incurred in that year. In 2003, the Company has no obligation to issue shares in connection with this dividends retention, as such shares (129,145 shares) were issued in 2002. As a result of this, the basic and diluted earnings per shares have no difference.

(s)
Segment information—The Company operates in the electric energy, gas distribution and telecommunication segments. The respective breakdown of information is included in note 33. The Company's electric energy business is managed centrally on the basis of the consolidated results of the generation, transmission and distribution operations. Accordingly, the electric energy business represents a single segment per the criteria described in SFAS 131- "Disclosures about Segments of an Enterprise and Related Information".

(t)
Derivatives and hedging activities—As required by SFAS 133—Accounting for Derivative Instruments and Hedging Activities" derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying balance sheet, and corresponding changes in fair value are being recognized in earnings. Hedge accounting has not been applied to any of the Company's derivative financial instruments. The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

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

        Under this rate structure, the guaranteed return was set by the Brazilian Federal Government through its regulatory agency at a level between 10% and 12%, depending on the particular circumstances of each concessionaire. In order to compensate concessionaire companies experiencing a rate of return below the national average of the sector, the Federal Government created the National Reserve for Compensation of Remuneration—RENCOR, through which profits from more profitable companies were to be reallocated to less profitable companies, so that the rate of return realized by all companies would be equal to the national average of the sector.

        The shortfall experienced by most concessionaire companies between the guaranteed return and the actual realized rate of return was accounted for by an increase in each company's Recoverable Rate Deficit Account (the "CRC Account"), in an amount equal to such shortfall. This account was recorded, until 1992, in a memorandum account, not as an asset on the balance sheet.

        With the enactment of Law No. 8,631 on March 4, 1993, the Company recorded a receivable, crediting the statement of operations, from the Federal Government for the balance of the rate shortfall compensation as approved by the regulatory agency. During 1993 and 1994, the Company recovered part of the rate shortfall through an offset against amounts due to Federal Government-owned entities arising from purchased power and financing.

        On May 2, 1995, the obligation to pay the remaining balance of this receivable, then R$602, was transferred from the Federal Government to the State Government through a credit assignment contract. In connection with this assignment, the State Government agreed to pay the amount due to the Company over 20 years, with an initial three-year grace period, as restated based on the UFIR (Tax Reference Unit Index) and accruing interest at 6% per year.

        In the event that the Company receives any payments or retains declared dividends to offset amounts not paid by the State Government, the Company is obligated to issue shares to all shareholders in proportion to their shareholdings, transferring the principal amount of the related paid installments from Appropriated retained earnings—Rate shortfall reserve to Capital Stock.

        Since the original contract, there have been the following amendments:

  (a)
  First Amendment to the CRC Credit Assignment Contract, signed on January 24, 2001

        The purpose of this amendment was to change the monetary restatement index from UFIR to IGP-DI (Índice Geral de Preços—"General Market Price Index"), since the UFIR was extinguished in October 2000.

  (b)
  Second Amendment to the CRC Credit Assignment Contract, signed on October 14, 2002

        This Amendment refers to 149 installments from the original contract, maturing from January 1, 2003 to May 1, 2015, in the total amount of R$1,201, as of December 31, 2003. These installments are subject to annual interest of 6% and are restated based on the IGP-DI.

        Due to the non-inclusion in the Second Amendment of effective guarantees that would assure the realization of the aforementioned credit, CEMIG recorded an allowance for losses equal to the total amount referred to in the Second Amendment.

        Due to the full allowance recorded on April 1, 2002, the financial income related to monetary updating and interest on the Second Amendment, from January to December 2003 and April to December 2002, in the amounts of R$198 and R$ 276, respectively, did not impact results for 2003 and 2002, considering that provisions for loss were recorded in the same amounts. However, in compliance with Brazilian tax legislation, CEMIG recorded the federal taxes payable on the financial income.

        The recorded allowances are considered non-deductible for tax purposes in accordance with Brazilian tax legislation.

        Installments under this Amendment, due from January 1, 2003 to June 1, 2004, totaling R$289, including monetary restatement, interest and fines were not collected by the Company. Company management is negotiating the collection of the aforementioned past due amount with the State Government, under the conditions established by the contract.

  (c)
  Third Amendment to the CRC Credit Assignment Contract, signed on October 24, 2002

        CEMIG and the State Government signed the Third Amendment in order to reschedule the payment of the original contract installments due from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. These installments were renegotiated with an annual interest rate of 12.00% per year and monetary restatement based on the IGP-DI. The installments are due in 149 monthly payments from January 2003 to May 2015. This amendment amounts to R$891 as of December 31, 2003, including interest and fines on overdue installments.

        The Third Amendment also established a guarantee which permits the Company to retain dividends (including interest on capital in lieu of dividends) to be paid to the State Government, as a Company shareholder, net of amounts intended to acquire Company debentures related to the Irapé power plant construction. This guarantee will continue in force even after the Third Amendment termination date, scheduled for May 2015.

        CEMIG paid interest on capital in lieu of dividends in December 2003, of which R$51 was due to the State Government. Part of this interest on capital, amounting to R$28, was used by the State Government to settle part of the CRC overdue credits and the remainder, in the amount of R$23, to acquire debentures issued by CEMIG for the Irapé power plant construction.

        Part of the Third Amendment installment due from January 1, 2003 to June 1, 2004, totaling R$195, including monetary restatement, interest and fines, were not collected by the Company. The Company's management is negotiating the collection of the aforementioned past due amount with the State Government, under the conditions established by the contract.

        The projection of the Company's future operations indicates that the dividends attributable to the State Government will be sufficient, in the long-term, to assure the full realization of the credit related to the Third Amendment, in the event of nonpayment by the debtor.

        Management monitors future events which may impact the Company's dividend payment projections, in order to conclude whether the above-mentioned guarantee is still effective or an additional allowance under this amendment is necessary.

  (d)
  Composition of the CRC balance

	Current	Past-due	Total	Allowance for losses	Net amount recorded
Contractual Amendments
Second Amendment	975	226	1,201	(1,201)	—
Third Amendment	744	147	891	—	891

	1,719	373	2,092	(1,201)	891

        The Company has recorded, under current liabilities, dividends and interest on capital in lieu of dividends declared, to be paid to shareholders related to 2003 net income, of which R$56 is due to the State Government. Part of such dividends, in the amount of R$33, may be used to settle part of the CRC overdue credits. In 2003, the Company has no obligation to issue shares in connection with this dividends retention, as such shares (129,145 shares) were issued in 2002.

4.     DEFERRED REGULATORY ASSETS

        The components of the deferred regulatory assets are as follows:

	December 31,
	2003	2002
Energy Rationing Plan:
Revenue losses (expected to be recovered within the next 24 months) incurred during the rationing period	446	461
Recording of energy transactions on the MAE	1,030	1,001
(-) Provision for loss on deferred regulatory assets	(4)	(178)

	1,472	1,284
Additional Parcel A costs:
—Period from January 1, 2001 to October 25, 2001	398	326
—Period from October 26, 2001 and thereafter	621	421
Deferred rate adjustment	211	—

	2,702	2,031

Current assets	633	361
Other assets	2,069	1,670

        During the years ended December 31, 2003 and 2002, the Company collected R$271 and R$218, respectively, as a result of application of the extraordinary rate adjustment.

        The VAT related to the rationing program revenue and deferred rate adjustment, amounting to R$370 as of December 31, 2003 (R$266 as of December 31, 2002), only becomes an obligation to be recorded in the financial statements once the customers are billed. However, because the Company's only responsibility is to transfer this tax from its consumers to the State tax authorities, the Company did not record this obligation in advance. The Company passes all VAT amounts received from customers on to the State Government. In 2003, as a result of the application and billing of the extraordinary rate adjustment, the Company collected VAT of approximately R$55, which it passed on to the State Government. Such amount is recorded as gross operating revenues and sales deduction not affecting net operating revenues.

a)
Energy Rationing Plan

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

        The General Agreement addressed margin losses incurred by the electric distribution and generation companies during the period that the Energy Rationing Plan was effective and costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or "MAE") up to December 2002. These items will be recovered by an extraordinary rate adjustment as follows:

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

        The extraordinary rate adjustment regulatory asset had its maximum recovery period, initially established as being 82 months, reduced to 74 months, from January 2002 to February 2008, pursuant to ANEEL's Resolution No. 1 dated January 12, 2004. The Company has made studies to verify if the 74-month recovery period would be sufficient to recover the amounts approved by ANEEL. Based on those studies, the Company recorded an allowance for losses in the amount for R$4 as of December 31, 2003. Therefore, there was a reversal of the allowance, in the amount of R$174, since the original amount recorded, as of December 31, 2002, was R$178.

        Considering that the assumptions used in management's studies may change throughout the recovery period, management periodically reviews these projections, and consequently, the recorded allowance.

(a.1)
Recovery of revenue losses incurred during the period of the Energy Rationing Plan:

        Although CEMIG's total revenue losses were R$781 as of December 31, 2003 (R$805 and R$724 as of December 31, 2002 and 2001, respectively), CEMIG recorded a regulatory asset on a U.S. GAAP basis in the amount of R$446 as of December 31, 2003 (R$461 as of December 31, 2002), in accordance with consensus reached by the FASB's—EITF Issue No. 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs", which establishes a 24-month period limit for collection of the asset.

        The accrued amount related to this asset, which will be reimbursed through the special rate adjustment is monetarily restated based on SELIC from January 1, 2002 until collection.

(a.2)
Energy transactions on the MAE and other:

(a.2.1)
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

        Under ANEEL Resolution No. 36, dated January 29, 2003, distribution concessionaires should collect and transfer, on a monthly basis, the special rate adjustment amounts to generators and distributors, including CEMIG, that have amounts receivable, starting March 2003.

        Of the special rate adjustment credits, to reimburse the amounts paid by CEMIG to MAE, to be transferred by other distribution concessionaires to CEMIG, corresponding to approximately R$80, from March 2003 to December 2003, R$26 was received by CEMIG in the period ended December 31, 2003. Some distribution concessionaires are not transferring the entire amounts of the special rate adjustment due to CEMIG because they believe, based on their interpretation of Article 9 of ANEEL Resolution No. 36 and ANEEL Technical Note No. 004/2003, that CEMIG is challenging the General Agreement of the Electricity Sector because it is challenging the methodology applied to calculate CEMIG's obligations resulting from the MAE transactions (mentioned in Item "a.2.3" of this Note). For this reason, such distribution concessionaires would be prevented from transferring such amounts owed to CEMIG.

        CEMIG, however, does not believe that the injunction granted in December 2002, challenging the methodology applied by the MAE to calculate CEMIG's rights and obligations, represents a challenge of the General Agreement of the Electricity Sector. Therefore, the Company is contesting the restrictions included in ANEEL Resolution No. 36 and ANEEL Technical Note No.004/2003, to eliminate any sanction or restriction on CEMIG's ability to receive amounts owed. The Company does not expect any losses related to this accounts receivable.

        A portion equalling 82% of CEMIG's rights on MAE transactions is being monetarily restated based on the SELIC. The remainder 18% has not been monetarily restated and corresponds, according to CEMIG estimates, to the amounts that were not settled on the MAE due to judicial claims currently in progress, filed by generators and distributors. According to ANEEL Resolution No. 36, these amounts can only be monetarily restated after the definitive MAE settlement, which will only take place after the resolution of the judicial claims.

(a.2.2)
Financial settlement of the MAE transactions:

        On February 18, 2003, CEMIG settled a portion of its outstanding obligations relating to MAE transactions. In connection with this settlement, CEMIG disbursed R$335 to the MAE agents. The funds required for this settlement were obtained through a financing agreement dated February 7, 2003 between the Company and Banco Nacional de Desenvolvimento Econômico e Social (Social and Economic National Development Bank or "BNDES").

        An additional portion, in the amount of R$373, was settled on July 3, 2003. Part of the payment was covered by a specific loan provided by the BNDES in July 2003, in the amount of R$176.

(a.2.3)
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

        The amounts due to the MAE, in accordance with the injunction mentioned above, represented a decrease of approximately R$143 in CEMIG's net liabilities. However, because the methodology to be used to calculate CEMIG's rights and obligations is still in litigation, the Company opted to maintain the amounts previously recorded according to ANEEL Resolution No. 447. The difference between the amounts paid and accrued is recorded under current liabilities, as Suppliers.

        Additionally, as a result of the lawsuit filed, CEMIG did not settle its outstanding MAE obligations at the date determined by MAE. The Company has filed an additional lawsuit to prevent the imposition of a fine relating to the non-compliance with the MAE determination. Such fine, if imposed, would amount to approximately R$6, which is fully reserved.

        The outcome of the judicial claims brought by market participants (including CEMIG) concerning the interpretation of the market rules in force, may result in the recalculation of the transaction data figures previously provided by MAE. Also, as from March 2003, the collection of the asset to which the Company is entitled related to MAE transactions under the General Agreement of the Electricity Sector has been partly retained by other utilities that are in charge of collecting such amounts from their consumers. The resolution of this matter is dependent on the outcome of lawsuits we have filed against ANEEL and MAE.

(a.3)
Recovery of additional Parcel A costs:

(a.3.1)
Additional Parcel A Costs from January 1, 2001 to October 25, 2001

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

        ANEEL, through Normative Resolution No. 1 dated January 12, 2004, defined that the variations in Parcel A costs should be excluded from the maximum recovery period that the extraordinary rate adjustment will be in force. Recovery will start immediately after the end of special rate adjustment recovery period, using the same recovery criteria. Thus, the extraordinary rate adjustment applied to recover billing losses and free energy will be kept in force to recover Parcel A items.

(a.3.2)
Additional Parcel A Costs from October 26, 2001 and thereafter

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

        The Federal Government, through Executive Act No. 116, issued on April 4, 2003, deferred for 12 months the compensation of the Parcel A costs from March 10, 2002 to March 9, 2003. Such Parcel

A costs will be included in the electric energy tariff for 24 months, effective April 8, 2004. Therefore, the Parcel A costs balances, recorded as Deferred regulatory assets as of December 31, 2003, were classified as current and other assets considering the respective expected realization period.

        The aforementioned Executive Act included in the CVA, starting February 10, 2003, the Energy Development Account Quota—CDE.

        The amounts determined for the Parcel A costs for the period from October 26, 2001 and thereafter are recorded as deferred regulatory assets, as follows:

Parcel A Items	Parcel A costs incurred from 03/10/2002 to 03/09/2003	Parcel A costs incurred from 03/10/2003 to 12/31/2003	Total December 31, 2003	Total December 31, 2002
System service charges	72	134	206	120
Itaipu Binacional electricity purchase rate	347	(90)	257	324
Itaipu Binacional electricity transport rate	4	7	11	3
Fuel usage quota—CCC	(109)	(23)	(132)	(78)
Rate for use of basic transmission network	64	106	170	51
Energy development account quota—CDE	—	48	48	—
Charges for use of water resources	1	60	61	1

	379	242	621	421

        The above-mentioned amounts are restated based on the SELIC from the expense payment date to effective recovery through annual rate adjustments.

        The recoverable amounts recorded in current assets refer to variations of uncontrollable costs that are being offset based on the annual rate adjustment on April 8, 2004, according to management's estimates.

        The review by the MAE of certain assumptions used in the calculation of published amounts and on judicial claims currently in progress, filed by generators and distributors regarding the interpretation of the rules in force, may change the recorded system service charge amounts.

b)
Deferred rate adjustment

        The ANEEL Resolution No.71, dated of April 7, 2004, disclosed the results of CEMIG's periodic rate review.

        According to the mentioned resolution, the rate adjustment that would have to be applied on CEMIG's tariffs on April 8, 2003 was 37.86%, instead of the 31.53% applied. The difference will be included by ANEEL in the future rate adjustments.

        Therefore, CEMIG has recorded another deferred regulatory asset, corresponding to the application of the difference between 37.86% and 31.53% tariff increase on the volume of electricity sold to final customers from April 8, 2003 to December 31, 2003, in the amount of R$211, including monetary restatement.

5.     BONUS PAID, SURCHARGES AND RATIONING ADOPTION COSTS INCURRED

        Through the Energy Crisis Committee, the Federal Government established electric energy consumption targets for all consumers for areas affected by the Electricity Rationing Plan in effect during the period from June 2001 to February 2002. A financial bonus was established for residential consumers whose electric energy consumption was lower than the target, and surcharges were established for all consumers whose consumption exceeded the target, calculated based on the effective consumption, as established by the Energy Crisis Committee. The balances related to these operations are as follows:

	December 31,
	2003	2002
Receivable from Federal Government in respect of bonus paid to consumers that consumed less than the target consumption	23	24
Receivable from Federal Government in respect of costs related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on consumer rates	9	28

	32	52

Current assets	9	20
Other assets	23	32

        Part of the surcharges, in the amount of R$23, were not charged to consumers since CEMIG was subject to a judicial dispute during part of the Electricity Rationing Plan. As a result, ANEEL has not reimbursed the Company for the bonuses equivalent to the unbilled surcharge. This issue is under negotiation with the Ministry of Mines and Energy, since the Company was only an agent for the policy determined by the Energy Crisis Committee regarding bonus and surcharge. Management does not expect losses on the realization of this amount.

        The operating costs related to the adoption of the Electricity Rationing Plan in excess of the 2.00% surcharge on consumer tariffs are being recovered through a rate increase in effect since April 8, 2003.

6.     DEFERRED INCOME TAXES

        Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). For U.S. GAAP purposes, the statutory annual rates applicable are 25% for federal income tax and 9% for social contribution tax for the years ended December 31, 2003 and 2002 and 8% for social contribution tax for the year ended December 31, 2001. On December 30, 2002, the Federal Government issued Law No. 10,637 that increases the social contribution tax rate from 8% to 9%, beginning on January 1, 2003.

(a)
Income tax reconciliation:

        The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,
	2003	2002	2001
Income (loss) before income taxes and minority interests	2,003	2	(640)

Income taxes—34% rate in 2003 and 2002 and 33% rate in 2001	(681)	(1)	211
Effects of:
Tax benefit (expense)—
Interest on capital	85	73	34
Provision for loss on account receivable from State Government—non deductible	—	—	(343)
Interest and monetary variation on account receivable from State Government that was subject to a loss provision	(67)	(91)	—
Special liabilities amortization	31	32	29
Rate difference	—	—	(2)
Others	25	(39)	(7)

Tax expense in the statement of operations	(607)	(26)	(78)

        As from January 1, 1996, Brazilian companies are permitted to pay interest on capital. The calculation is based on the shareholders' equity amounts as stated in the financial statements prepared in accordance with the accounting principles adopted in Brazil. The interest rate applied may not exceed the long-term interest rate determined by the Brazilian Central Bank and interest paid may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves.

        The amount of interest on capital is deductible for income tax purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the payment of such amount to shareholders' at the rate of 15%.

(b)
Analysis of deferred tax balances:

        Tax rate changes are enacted in the year prior to the year in which they become effective. As of December 31, 2003 and 2002, the deferred tax balances have been computed using a 34% rate, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

	December 31,
	2003	2002
Current and other assets—
Tax loss carryforwards	133	234
Other temporary differences	156	108

	289	342

Current assets	114	134
Other assets	175	208
Long-term liabilities—
Employee post-retirement benefits	(116)	(79)
Temporary difference on regulatory assets	(245)	46
Effects of differences between tax basis of non-monetary assets relating to property, plant and equipment and amounts reported for U.S. GAAP	(437)	(465)

	(798)	(498)

        For the year ended December 31, 2003, deferred tax benefits of R$33 and for the years ended December 31, 2002 and 2001,deferred tax expenses of R$119 and R$99, respectively, related to minimum pension liability adjustment (note 19) and unrealized gains and losses on available-for-sale securities (note 14) were recorded directly to shareholders' equity as other comprehensive income (loss).

7.     CASH AND CASH EQUIVALENTS

        The following table sets forth amounts of cash and cash equivalents for the dates indicated:

	December 31,
	2003	2002
Cash on hand and in banks	128	20
Short-term investments, mainly bank certificates of deposit and money market funds at fair value	312	103

	440	123

        The majority of the short-term investments of CEMIG and its subsidiaries are invested in Banks Certificates of Deposits indexed basically to the Brazilian Interbank Certificates of Deposit—CDI rate ("CDI").

8.     RESTRICTED INVESTMENTS

        In compliance with Resolution No. 2,515 dated June 29, 1998 issued by the Brazilian Central Bank, when CEMIG extends the maturity of any foreign currency-denominated financing, it must make deposits in respect of the principal amount of such extended financing into a short-term investment escrow account so that at the final maturity date of the financing, such escrow account contains an amount equal to the entire principal amount due under the financing. The interest income is calculated based on the variation of CDI and the U.S. dollar/real exchange rate and maturity dates that do not exceed 30 days. The restricted investments are classified as current and other assets according to the maturity date of the respective financing.

        The following table sets forth amounts of restricted investments for the dates indicated:

	December 31,
	2003	2002
Interest based on variation of CDI	91	57
Interest based on U.S. dollar/real	41	137

	132	194

Current assets	72	145
Other assets	60	49

9.     ACCOUNTS RECEIVABLE, NET

        The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated:

		Past-due		Total December 31,
	Current	Up to 90 days	Over 90 days	2003	2002
Residential	251	130	28	409	317
Industrial	198	58	95	351	299
Commercial	119	58	25	202	129
Rural	33	17	6	56	38
Governmental entities	27	59	35	121	84
Public services	10	1	92	103	67

Subtotal	638	323	281	1,242	934
Distributors	5	—	—	5	6

	643	323	281	1,247	940
Allowance for doubtful accounts	—	—	(106)	(106)	(58)

	643	323	175	1,141	882

Current assets				1,050	882
Other assets				91	—

        No single customer represented more than 10% of total receivables as of December 31, 2003 and 2002 and electricity sales to final customers for the years ended December 31, 2003, 2002 and 2001.

        Other assets include accounts receivable from consumers, in the amount of R$91, net of allowance for doubtful accounts of R$3, composed as follows:

  •
  R$62 related to past-due accounts receivable from Companhia de Saneamento de Minas Gerais—COPASA, a company controlled by the Minas Gerais State Government. Negotiations regarding this debt are being held and are expected to be concluded in 2004. The amounts were classified as noncurrent based on the Company's expected timing for realization of such amounts. No loss is expected on its realization.

  •
  R$29 related to accounts receivable from the Municipality of Belo Horizonte, substantially from public lighting which installments were in arrears. The debt was renegotiated to be paid in 80 monthly installments, to March 2010. This debt is restated in accordance with the Company's rate adjustments.

        The changes in allowance for doubtful accounts were as follows:

	Year ended December 31
	2003	2002	2001
Balance at beginning of the year	58	54	51
Accounts written off	(9)	(9)	(10)
Provision for the year	57	13	13

Balance at end of the year	106	58	54

10.   RECOVERABLE TAXES

        The following table sets forth amounts of taxes recoverable for the dates indicated:

	December 31,
	2003	2002
Current assets—
Income tax	64	3
Social contribution tax	9	—
VAT	26	18
Other	9	—

	108	21

Other assets—
VAT	116	82

	116	82

        The recoverable VAT credits are being offset by the Company with VAT to be paid, in accordance with Brazilian tax legislation. The Company is in a legal dispute with the State Government in order to offset the VAT credits arising from acquired equipment to be used in the Company's operation, in the amount of R$20 (R$19 in 2002).

11.   RECEIVABLE FROM FEDERAL GOVERNMENT RELATED TO LOW-INCOME CONSUMERS

        The Federal Government, through Centrais Elétricas Brasileiras S.A.—ELETROBRAS ("ELETROBRAS"), starting in 2003, is reimbursing distributors for billing losses incurred from May 2002 resulting from the new classification criteria established for low-income consumers due to the lower rate applied to them.

        The amount recorded as of December 31, 2003 refers basically to billing losses in the period from August to December 2003, which was settled in 2004 by ELETROBRAS.

12.   INVESTMENTS

        The following table describes the consolidated investments:

	December 31,
	2003	2002
Consortia	776	530
Other investments	12	13

	788	543

(a)
Consortia:

        CEMIG is a partner in certain consortia for electricity generation projects. Each partner of each consortium has the right to take energy generated by the power plant in an amount proportionate to the partner's investment.

        CEMIG's participation in consortia, represented by amounts already invested in the projects, is as follows:

			December 31,
	CEMIG's participation	Annual average rate of depreciation
			2003	2002
In service—
Porto Estrela Hydroelectric Power Plant	33.33%	2.46%	54	53
Igarapava Hydroelectric Power Plant	14.50%	2.58%	56	55
Funil Hydroelectric Power Plant	49.00%	2.59%	153	111
(-) Accumulated depreciation			(11)	(5)

			252	214
Construction in progress—
Queimado Hydroelectric Power Plant	82.50%		202	121
Aimorés Hydroelectric Power Plant	49.00%		305	183
Cemig Capim Branco Hydroelectric Power Plant	21.05%		17	12

			524	316

			776	530

        Interest cost capitalized in consortia was R$56 and R$47 during the years ended in December 31, 2003 and December 31, 2002. There was no interest cost capitalized in consortia for the year ended December 31, 2001.

        Queimado Hydroelectric power plant started its operations as of April 9, 2004.

(b)
Empresa de Infovias S.A.:

        In June 2002, the Company acquired 90,695,543 common shares of Infovias, for R$87, from AES Força Empreendimentos Ltda. ("AES"), corresponding to 50.48% of Infovias' capital. This transaction increased CEMIG's interest in Infovias' capital from 49.44% to 99.92%. CEMIG has recorded such acquisition by assessing the fair value of Infovias' assets and liabilities and determining goodwill in accordance with the purchase method prescribed by SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". The application of SFAS 141 and 142 did not result in the identification of goodwill. As from June 2002, Infovias is consolidated in the Company's financial statements.

        The net consolidated assets acquired of Infovias is as follows:

Current assets	18
Property, plant and equipment	278
Other assets	38

Total assets acquired	334

Current liabilities	(38)
Long-term financing	(87)
Other long-term liabilities	(12)
Minority interest	(25)

Total liabilities	(162)

Net consolidated assets	172
Interest acquired	50.48%

Net consolidated assets acquired	87
Price paid	87

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

  •
  Lease of CEMIG's network infrastructure to Infovias pursuant to a 15-year operating lease agreement entered into on March 31, 2000. This agreement is still subject to approval by ANEEL. Pursuant to Brazilian telecommunications law, CEMIG may also lease its network infrastructure to other telecommunications providers.

  •
  Intra-company data transmission services provided by Infovias to CEMIG pursuant to a five-year agreement executed in 2001. CEMIG uses this service for internal communication as well as for certain communications with customers. In January 2003 CEMIG requested authorization from ANEEL to enter into an amendment to this agreement regarding certain terms and conditions. This agreement is still subject to approval by ANEEL.

  •
  Geo-referenced information and related services provided by CEMIG to Infovias, executed in September 2002. On January 16, 2003, ANEEL sent a notice to the Company alleging that it had failed to obtain the necessary ANEEL authorization relating to this agreement.

        ANEEL may seek to impose a fine relating to the above agreements if it concludes that they are not in compliance with its regulations. ANEEL may also impose restrictions on the agreements' terms and conditions. The maximum penalty is a fine in an amount equal to 2% of the Company's revenues during the 12-month period immediately prior to the imposition of such fine. Management believes to have meritorious arguments to present to ANEEL in relation to this subject.

(c)
GASMIG—Cooperation and Association Agreements with Petróleo Brasileiro S.A.—PETROBRAS ("PETROBRAS"):

        In May 2003, the Company, GASMIG, PETROBRAS and the State Government signed a Cooperation Agreement for the development of the natural gas market in the State of Minas Gerais.

        The main aspects are related to the construction of new gas pipelines in Minas Gerais by Petrobras Gás S.A.—GASPETRO ("GASPETRO"), a PETROBRAS subsidiary, the extension of the gas distribution network by GASMIG and GASPETRO's interest in GASMIG's capital in a percentage of 40%.

        Negotiations are being conducted for the signing of the Association Agreement which includes a Guidance Plan that establishes the target market, the investments to be made by GASPETRO and GASMIG and an additional natural gas supply contract.

        The negotiations are expected to be concluded in 2004, after the legal approvals are obtained.

13.   PROPERTY, PLANT AND EQUIPMENT, NET

        The following table describes the consolidated property, plant and equipment:

		December 31,
	Annual average rate of depreciation
		2003	2002
In service
Generation—
Hydroelectric	2.45%	7,787	7,773
Thermoelectric	1.66%	261	261
Transmission	3.02%	1,512	1,418
Distribution	4.83%	7,421	7,189
Administration	8.52%	458	457
Gas	5.96%	82	68
Telecom	10.75%	334	304

		17,855	17,470

Accumulated depreciation and amortization—
Generation		(3,993)	(3,794)
Transmission		(800)	(756)
Distribution		(3,553)	(3,270)
Administration		(330)	(293)
Gas		(18)	(16)
Telecom		(52)	(19)

		(8,746)	(8,148)

Total in service		9,109	9,322

Construction in progress—
Generation		549	207
Transmission		90	95
Distribution		336	420
Administration		34	31
Gas		18	14
Telecom		5	10

Total in construction in progress		1,032	777

Total		10,141	10,099

        Interest cost capitalized during the years ended December 31, 2003, 2002 and 2001 was R$75,R$74, and R$57, respectively.

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

        CEMIG has lands and buildings recorded under Property, plant and equipment—Administration, which have been pledged in connection with legal proceedings related to tax, labor, civil and other contingencies in the amount of R$11. Such contingencies are included in accrued liabilities for contingencies (see note 20).

        Construction in Progress—Generation includes the costs incurred related to the Irapé power plant in the amount of R$ 355 (R$125 in 2002).

14.   MARKETABLE SECURITIES—AVAILABLE FOR SALE

        The Company had Notas do Tesouro Nacional (Brazilian National Treasury Notes) acquired from the State Government in September 1998, with final maturity on April 15, 2024, subject to restatement according to the U.S. dollar exchange variation and interest on the restated amount of 6.00% per year.

        In December 2003, the Notes were sold for R$119 generating a gain of R$76 recorded in income. The costs of these notes were determined based on specific identification. Net unrealized holding gain on these notes for 2003 that has been included in accumulated other comprehensive income amounts to R$66. Gains on these notes reclassified out of accumulated other comprehensive income for 2003 amounts to R$76.

        Unrealized gross loss during the years ended December 31, 2002 and 2001 were R$17 and R$9, respectively, and was presented in Other comprehensive income (loss).

        The Company did not sell any of these notes in 2002 and 2001, and therefore there were no related realized gains (losses) in such periods.

15.   ACCOUNTS PAYABLE TO SUPPLIERS

	December 31,
	2003	2002
Electricity suppliers—
Eletrobrás—Energy from Itaipu	178	—
Furnas Centrais Elétricas S.A. (indexed to U.S. dollar)	52	259
Spot market—MAE	146	771
Payments to generators for energy purchased on MAE	412	418
Others	41	31

	829	1,479
Supplies and services	114	130

	943	1,609

Current liabilities	618	1,275
Long-term liabilities	325	334

        In February and July 2003, the Company paid R$335 and R$373, respectively, to MAE, as described in Note 4.

        The balance of R$143 as of December 31, 2003, due to MAE has not been paid due to an injunction granted to CEMIG in December 2002 that changed the criteria to calculate its obligation, as mentioned in Note 4. The eventual payment of this additional obligation depends on the outcome of judicial claims filed by energy sector companies, including CEMIG.

        Starting in 2003, payments for energy purchased from Itaipu were transferred from Furnas Centrais Elétricas S.A. to ELETROBRAS.

16.   TAXES PAYABLE

        The following table describes accrued taxes payable:

	December 31, 2003	December 31, 2002
Short-term—
Income tax	80	21
Social contribution tax	31	29
VAT	142	45
Tax on billing—COFINS	33	30
Others	35	26

	321	151

Long-term—
Tax on billing—COFINS	84	36
Tax on billing—PASEP	16	16

	100	52

	421	203

        The federal taxes classified in long-term liabilities refer to part of the net deferred obligations and rights on assets and liabilities arising from the General Agreement of the Electricity Sector and the deferred rate adjustment, which are due based on the realization of these assets and liabilities. These taxes are recorded based on the rates expected to be in force upon realization. The income tax and the social contribution tax arising from these events are recorded as Deferred income taxes (see Note 6).

        The Company recorded an additional accrual for COFINS, related to the General Electricity Sector Agreement effects, in the amount of R$50, due to the rate increase from 3.0% to 7.6% effective in February 2004, in accordance with Law No. 10.833, dated December 29, 2003.

17.   FINANCING

(a)
The following tables describe financings:

				2003
				Current portion		Long-Term
		Annual interest rates (%)
Lenders	Payments of Principal		Currency	Principal	Interest	Principal	Total
IN FOREIGN CURRENCY
ABN AMRO Bank—N.V.	Annually through 2005	Libor + 4.25	US$	19	—	10	29
Banco BNL do Brasil S.A.	Various	Libor + 0.50	US$	—	—	16	16
Banco do Brasil S.A. I	Semi-annually through 2024	1.40	JPY	99	—	—	99
Banco do Brasil S.A. II	Semi-annually through 2004	Libor + 3.13	US$	40	1	—	41
Banco do Brasil S.A. III	Single payment in 2004	10.38	US$	116	3	—	119
Banco do Brasil S.A. V	Annually through 2005	1.30	JPY	—	—	83	83
Banco do Brasil S.A.—Various Bonds(1)	Semi-annually through 2024	Various	US$	23	3	224	250
Banco Interamericano Desenvolvimento—BID	Semi-annually through 2006	4.00 to 7.67	Basket of currencies	15	1	19	35
Banco Itaú S.A. I	Annually through 2007	Libor + 3.25	US$	24	4	120	148
Banco Itaú S.A. II	Annually through 2004	Libor + 2.45	US$	49	—	—	49
Banco Itaú—BBA I	Single payment in 2004	3.97	US$	120	—	—	120
Banco Itaú—BBA II	Single payment in 2004	Various	US$	88	2	—	90
Banco Itaú—BBA III	Single payment in 2004	3.69	US$	111	—	—	111
Citibank N.A. II	Annually through 2004	Libor + 5.50	US$	33	1	—	34
Citibank N.A. III	Single Payment in 2004	10.00	US$	32	1	—	33
Citibank N.A. IV	Annually through 2005	Libor + 4.25	US$	15	—	8	23
Fixed Rate Notes	Single Payment in 2004	9.13	US$	78	1	—	79
Kreditanstalt für Wiederaufbau—KFW	Semi-annually through 2016	4.50	EURO	2	—	29	31
Lloyds Tsb Bank Plc	Semi-annually through 2004	Libor + 6.00	US$	7	—	—	7
Siemens LTDA I	Semi-annually through 2004	Libor +4.25	US$	91	—	—	91
Siemens LTDA II	Semi-annually through 2005	9.97	US$	23	1	23	47
MBK Furukawa Sistemas S.A.—UNIBANCO	Semi-annually through 2008	Libor + 5.45	US$	18	1	62	81
Toshiba do Brasil S.A.	quarterly through 2009	Libor + 6.00	US$	—	2	16	18
Other	Various	Various	Various	17	4	57	78

Total foreign currency financing				1,020	25	667	1,712
IN LOCAL CURRENCY
Banco Itaú—BBA IV	Single payment in 2004	CDI + 3.90	R$	300	2	—	302
Centrais Elétricas Brasileiras S.A.—ELETROBRAS I	Monthly through 2013	FINEL(6) +6.50	R$	16	—	123	139
Centrais Elétricas Brasileiras S.A.—ELETROBRAS II	Monthly through 2005	IGP-M + 10.00	R$	42	—	46	88
Centrais Elétricas Brasileiras S.A.—ELETROBRAS III	Monthly through 2023	UFIR(7) + 5.00 to 8.00	R$	20	1	89	110
Debentures I(2)	Payable in 2009/2011 with an early redemption option in 2005/2006	IGP-M(5) + 12.70	R$	—	17	862	879
Debentures II—Minas Gerais State Government(3)	Annually from 2027 to 2028	IGP-M	R$	—	—	50	50
Large Consumers—TELEMIG / C.V.R.D.	Semi-annually through 2011	Various	R$	2	2	4	8
UHESC S.A.(4)	Single payment in 2005	IGP-M(5) + 14.66	R$	—	8	48	56
BNDES(6)	Monthly through 2008	SELIC+ 1.00	R$	84	4	387	475
União de Bancos Brasileiros S.A.—UNIBANCO	Single Payment in 2004	CDI + 1.50	R$	100	3	—	103
Others	Various	Various	R$	13	1	55	69

Total local currency financing				577	38	1,664	2,279

Total				1,597	63	2,331	3,991

				2002
				Current portion		Long-Term
		Annual interest rates (%)
Lenders	Payments of Principal		Currency	Principal	Interest	Principal	Total
IN FOREIGN CURRENCY
ABN AMRO Bank—N.V.	Annually through 2005	Libor + 4.25	US$	24	—	35	59
Banco BNL do Brasil S.A.	Various	Libor + 0.50	US$	—	—	20	20
Banco do Brasil S.A. II	Semi-annually through 2004	Libor + 3.13	US$	97	3	48	148
Banco do Brasil S.A. III	Single payment in 2004	10.38	US$	—	2	141	143
Banco do Brasil S.A. IV	Single payment in 2003	16.00	US$	125	1	—	126
Banco do Brasil S.A.—Various Bonds(1)	Semi-annually through 2024	Various	US$	9	5	317	331
Banco Interamericano Desenvolvimento—BID	Semi-annually through 2006	4.00 to 7.67	Basket of currencies	16	1	34	51
Banco Itaú S.A. I	Annually through 2007	Libor + 3.25	US$	—	4	177	181
Banco Itaú S.A. II	Annually through 2004	Libor + 2.45	US$	23	1	59	83
Citibank N.A. I	Semi-annually through 2003	Libor + 2.84	US$	54	1	—	55
Citibank N.A. II	Annually through 2004	Libor + 5.50	US$	82	4	40	126
Citibank N.A. III	Single Payment in 2004	10.00	US$	—	—	38	38
Citibank N.A. IV	Annually through 2005	Libor + 4.25	US$	18	—	28	46
Fixed Rate Notes	Single Payment in 2004	9.13	US$	—	1	96	97
Impsa—Ind. Metal. Pescarmona S.A.	Semi-annually through 2003	9.80	US$	42	—	—	42
Kreditanstalt für Wiederaufbau—KFW	Semi-annually through 2016	4.50	EURO	2	3	32	37
Lloyds Tsb Bank Plc	Semi-annually through 2004	Libor + 6.00	US$	18	—	9	27
MBK Furukawa Sistemas S.A.—UNIBANCO	Semi-annually through 2008	Libor + 5.45	US$	22	1	100	123
Siemens S.A. I	Semi-annually through 2004	Libor + 4.25	US$	28	2	56	86
Siemens S.A. II	Semi-annually through 2005	9.97	US$	110	1	111	222
Other	Various	Various	Various	14	1	63	78

Total foreign currency financing				684	31	1,404	2,119
IN LOCAL CURRENCY
Centrais Elétricas Brasileiras S.A.—ELETROBRÁS I	Monthly through 2013	FINEL(6) +6.50	R$	17	—	137	154
Centrais Elétricas Brasileiras S.A.—ELETROBRÁS II	Monthly through 2005	IGP-M + 10.00	R$	35	—	81	116
Centrais Elétricas Brasileiras S.A.—ELETROBRÁS III	Monthly through 2023	UFIR(7) + 5.00 to 8.00	R$	22	1	129	152
Large Consumers—TELEMIG / C.V.R.D.	Semi-annually through 2011	Various	R$	5	1	4	10
Debentures I(2)	Payable in 2009/2011 with an early redemption option in 2005/2006	IGP-M(5) + 12.70	R$	—	16	793	809
Debentures II—Minas Gerais State Government(3)	Single payment in 2027	IGP-M	R$	—	—	26	26
UHESC S.A.(4)	Single payment in 2005	IGP-M(5) + 14.87	R$	100	15	—	115
Others	Various	Various	R$	17	2	19	38

Total local currency financing				196	35	1,189	1,420

Total				880	66	2,593	3,539

(1)
The interest rates applicable to the Company's outstanding financing vary:

•
from 4 to 8% per annum for fixed-rate obligations; and

•
semiannual LIBOR plus spread of 0.81 to 0.88% per annum for floating-rate obligations.

(2)
In November 2001, CEMIG issued R$625 of debentures, in two series of R$312.5 each. The debentures, which bear interest at 12.70% per annum, plus IGP-M variation, are not convertible into shares of CEMIG and do not have any preferences or guarantees. Interest on both series is payable to investors annually beginning in 2002. Principal will be paid on the maturity date of each series respectively: November 1, 2009 and November 1, 2011. Debenture holders have put options (early redemption) at the fourth and fifth years, from the issuance date, for the first and second series, respectively. The funds obtained from the issuance of debentures have been designated to finance projects in the generation, transmission and distribution of energy in conformity with CEMIG's capital investment program for the years 2001 and 2002. The two series of Debentures are recorded as payable in November 1, 2005 and November 1, 2006, respectively.

(3)
In December 2000, CEMIG acquired control of Sá Carvalho S.A. in return for the assumption by CEMIG of the obligations of debentures issued by UHESC S.A.. In order to guarantee such obligations, CEMIG has agreed to pledge its rights to accounts receivable relating to its subsidiary, Sá Carvalho S.A., under the electricity supply contract between Sá Carvalho S.A. and ACESITA S.A..

(4)
The annual shareholders' meeting on April 30, 2002 approved the issuance of debentures in the total amount of R$90 to be acquired by the State Government. These debentures are issuable in series, are not convertible into shares of CEMIG, do not have any preference or guarantee, mature within 25 years from the date of issuance and will be restated based on the IGP-M index, without interest. The funds to be obtained from these issuances will be used for the construction of the Irapé Power Plant. On September 30, 2002, the Company issued the first series in the amount of R$22.5 and on December 22, 2003, the second series in the same amount. The State Government is purchasing these debentures with the funds from its share of CEMIG's dividends.

(5)
IGP-M—Índice Geral de Preços de Mercado (General Market Price Index)

(6)
FINEL—Índice Interno da Eletrobrás (Eletrobrás Internal Index)

(7)
UFIR—Unidade Fiscal de Referência (Tax Reference Unit)

        The escrow deposits made in compliance with Resolution No. 2,515 of June 29, 1998 of the Brazilian Central Bank are classified as Restricted investments—Current and Other assets (note 8).

        In addition to the financings described above, the Company has credit lines with financial institutions as of December 31, 2003 in the amount of R$120.

        Most of the Company's financing are guaranteed by the Federal and State governments and the proceeds of the financings have generally been used by the Company for working capital and to finance the expansion of its electric power generation, transmission and distribution systems.

        CEMIG has assigned its rights to accounts to be billed and collected from its consumers related to electricity sales in the amount of R$1,334. These rights serve as collateral for certain financing.

(b)
Composition of foreign financings by currency and domestic currency indices:

	December 31,
	2003	2002
Currency—
United States Dollars	1,424	1,995
Japanese yen	182	—
Euro	69	73
Currency baskets	33	51
Others	4	—

	1,712	2,119

Índices—
Índice Geral de Preços de Mercado—"IGP-M" (General Market Price Index)	1,085	1,076
Sistema Especial de Liquidação e Custódia—"SELIC" (Brazilian benchmark interest rate)	475	—
Certificado de Depósito Interbancário—CDI (Interbank deposit rate)	405	—
Índice Interno da Eletrobrás—"FINEL" (Eletrobrás Internal Index)	139	154
Unidade Fiscal de Referência—"UFIR" (Tax Reference Unit)	110	152
Others	65	38

	2,279	1,420

	3,991	3,539

(c)
The following table sets forth the variations for the periods indicated in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used to restate financing, expressed as a percentage:

	Year ended December 31,
	2003	2002	2001
Currency—
Currency baskets	3.63	60.32	14.39
Euro	(7.78)	79.35	12.05
Japanese Yen	(9.30)	68.18	3.36
United States Dollars	(18.23)	52.27	18.67
(d)
The following table sets forth the variations for the periods indicated of the principal indices applied to domestic currency financing, in percentages:

	Year ended December 31,
	2003	2002	2001
Index—
SELIC	23.41	19.37	17.49
CDI	23.33	19.09	17.45
IGP-M	8.71	25.31	10.39
FINEL	1.70	4.67	2.00
(e)
Maturities of the long-term financing:

As of December 31, 2003
2005	942
2006	720
2007	259
2008	93
2009	41
2010 and thereafter	276

2,331

  CEMIG needs funds to pay and refinance its financing and loans with short-term maturity. For this reason, CEMIG is implementing a restructuring lengthening of its debt profile through which, in 2004, it plans to raise approximately R$ 1.5 billion. This restructuring is based, principally, on the raising of funds by issue of debentures in the local market, and possibly other securities in the international market.

(f)
Infovias' financing contract with MBK Furukawa Sistemas S.A. / Unibanco, in the amount of R$81 as of December 31, 2003, of which R$62 is classified under long-term liabilities, contains certain covenants which Infovias has not complied with, and therefore might cause the immediate maturity of the amount owed. These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. Infovias has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due until December 31, 2004. This financing is classified in current and long-term liabilities according to the original terms of the respective contract, in light of the waiver obtained. CEMIG guarantees this contract and any payments made by CEMIG will be converted into preferred shares of Infovias.

18.   REGULATORY CHARGES PAYABLE

        The following table describes the Company's accrued regulatory charges payable:

	December, 31
	2003	2002
Global reserve for reversion quota	60	52
Fuel usage quota	7	26
Emergency capacity charge	51	14
Energy development account	13	—
Other	3	2

	134	94

(a)
Global reserve for reversion quota:

        The global reserve for reversion quota was established as a fund managed by ELETROBRÁS (Centrais Elétricas Brasileiras S.A., the Federal Government-owned holding company for investments in the Brazilian power sector) for the purpose of reimbursement of electricity companies' investments when their concessions expire and assets subject to the concession revert to the Federal Government. It is funded through assessments on power companies and is based on 2.5% of assets in service, limited to 3% of total annual operating revenues, net of value-added tax on sales to final customers.

(b)
Fuel usage quota:

        The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

(c)
Emergency capacity charge:

        The emergency capacity charge represents a new charge established in 2002, which is prorated among final consumers of electric energy, and relates to the acquisition of energy and contracted generation capacity by the Comercializadora Brasileira de Energia Elétrica (The Brazilian Emergency Energy Trader or "CBEE").

(d)
Energy development account:

        The energy development account was created by Law No. 10,438/02 to foster energy development in the states and to promote competition regarding energy produced through wind farms, small hydroelectric power plants, biomass, natural gas and coal. The amounts to be paid by CEMIG were defined by ANEEL Resolution No. 42 dated January 31, 2003.

19.   EMPLOYEE POST-RETIREMENT BENEFITS

        The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social—FORLUZ (Forluminas Social Security Foundation, or "FORLUZ") covering substantially all of its employees. With respect to such plan, SFAS 87 "Employers' Accounting for Pensions" has been applied from and after January 1,1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

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

        Under the defined contribution plan the Company will match the employees' contributions from 3% to 19% of each employee's salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2003 and 2002 was R$865 and R$679, respectively, and the contribution expense for the years ended December 31, 2003, 2002 and 2001 was R$31, R$22 and R$22, respectively.

        CEMIG has also established post-retirement health care plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS 106 "Employers' Accounting for Post-retirement Benefits other than Pensions".

        CEMIG has offered to its employees an incentive for early retirement, which consists of an additional amount, paid when the employee retires, of 10% of the employees' salary for each year worked for the Company. To obtain this benefit the employee must opt in writing indicating his intention to retire early. Accordingly, the costs of this incentive are recognized on accrual basis. CEMIG may withdraw this additional benefit at anytime.

        Amortization of deficit in actuarial reserves

        Part of the post-retirement benefit liabilities, in the amount of R$1,539, as of December 31, 2003 (R$1,495 as of December 31, 2002), was recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system ("Price Table"). Part of these amounts is restated annually according to the salary adjustment index for the Company's employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA—IPEAD, plus 6% per year.

        In case FORLUZ reports a surplus for three consecutive years, such surplus may be used to reduce CEMIG's obligations mentioned in the previous paragraph, as contractually agreed.

        Changes in retirement criteria and other negotiations

        In September 2003, CEMIG, SINDIELETRO and retirees' entities reached an agreement on changes related to the retirement criteria and other matters related to FORLUZ. The main changes were:

  •
  FORLUZ cancelled minimum age retirement requirements, 55 and 53 for normal and special retirement, for employees and participants hired from January 24, 1978 to April 2, 1979. No retroactive benefits were paid to retired participants who had met such requirements.

  •
  FORLUZ changed the Plano Saldado de Benefícios Previdenciários (Paid-in pension plan or "Plan A") rules in order to allow the payment of proportional pension benefits to employees who reached a certain contribution period (30 and 25 years of contributions for men and women, respectively), who have not yet retired under the Federal Government Social Security Program, and who opted to leave the Company.

  •
  CEMIG agreed to grant a 3.67% additional increase in the benefits of Plan A to be applied retroactively to June 1, 2000. This change is due to the fact that some of FORLUZ's participants were challenging the change in the pension fund adjustment index from the IGP-DI to the Índice de Preços ao Consumidor Amplo (Wide consumer price index or "IPCA") calculated by Instituto de Pesquisas Econômicas, Administrativas e Contábeis de Minas Gerais (Economic, Administrative and Accounting Research Institute of Minas Gerais or "IPEAD"), claiming an increase in their benefits arising from the difference between the two indexes.

        The above-mentioned changes resulted in an R$81 increase in the post-retirement benefit obligations, which will be recorded in the statement of operations during approximately the next 14 years as from January 1, 2004.

        In the third quarter of 2002, CEMIG and its employees' labor unions, most of which are represented by SINDIELETRO agreed on changes to the existing employee health care plans. These changes altered the contribution criteria that CEMIG, its employees and its retirees are responsible for and the types of benefits covered in each plan. The implementation of these changes took place as of January 1, 2003. The effects arising from these changes represented a curtailment gain in the amount of R$48, recorded as a component of net period benefit cost for the year ended December 31, 2002.

        CEMIG uses a December 31 measurement date for its employee post-retirement benefits.

        The change in benefit obligations for the years ended December 31, 2003 and 2002 is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	Year ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Benefit obligation—beginning of year	2,752	3,109	438	502
Service cost	6	6	14	25
Interest cost	353	340	57	56
Actuarial loss (gain)	579	(481)	4	(121)
Plan amendment	46	—	35	—
Benefits paid to participants	(251)	(222)	(36)	(24)

Benefit obligation—end of year	3,485	2,752	512	438

        The change in plan assets for the years ended December 31, 2003 and 2002 is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	Year ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Fair value of plan assets—beginning of year	2,112	1,768	9	13
Employer contributions	207	151	23	11
Employee contributions	—	—	18	7
Actual return on plan assets	516	415	2	2
Benefits paid to participants	(251)	(222)	(36)	(24)

Fair value of plan assets—end of year	2,584	2,112	16	9

        The funded status of the defined benefit pension plan and post-retirement health care and insurance is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	December 31,		December 31,
	2003	2002	2003	2002
Projected benefit obligation in excess of plan assets	901	640	496	429
Unrecognized net transition obligation, being recognized from January 1, 1995	—	—	(33)	(38)
Unrecognized prior service cost	(46)	—	(35)	—
Unrecognized net actuarial gain (loss)	(116)	293	(46)	(52)

Accrued pension liability	739	933	382	339
Additional minimum liability—Other comprehensive income	87	—	—	—

Total accrued pension liability	826	933	382	339

        The components of net periodic benefit costs for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Defined benefit pension plan			Post-retirement health care and insurance
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001
Service cost	6	6	7	14	25	12
Interest cost	353	340	325	57	56	47
Expected return on plan assets	(346)	(197)	(155)	(2)	(1)	(1)
Amortization of transition obligation	—	—	—	5	6	6
Amortization of loss (gain)	(1)	6	26	2	3	4
Expected Employee contribution	—	—	—	(10)	(11)	—
Curtailment gain	—	—	—	—	(48)	—

Net periodic benefit cost	12	155	203	66	30	68

        The components of the projected net periodic post-retirement benefit costs for 2004 are as follows:

	Defined benefit pension plan	Post-retirement health care and insurance
Service cost	6	6
Interest cost	449	66
Expected return on plan assets	(422)	(3)
Amortization of prior service cost	3	2
Amortization of transition obligation	—	5
Amortization of loss (gain)	—	3

	36	79

        The weighted-average asset allocations by asset category is as follows:

	Defined benefit pension plan and Post-retirement health care
	Asset allocation at December 31,		Target asset allocation percentage or range of percentage's
Type of investment
	2003	2002
Debt Securities	85.07%	85.87%	From 70% to 100%
Equity Securities	8.67%	6.52%	Up to 15%
Real Estate	4.02%	5.04%	Up to 8%
Participant loans	2.24%	2.57%	Up to 10%

Total	100.00%	100.00%

        Investment strategies:

  •
  FORLUZ Investment Committee determines investment guidelines;

  •
  Investment objectives: achieve the minimum actuarial yield (IPCA/IPEAD plus 6% per year), in both long and short terms;

  •
  Types of allowed investments: Fixed income—low credit risk, stocks, real estate and loans to participants.

  •
  Types of investments not allowed: medium and high credit risk assets, foreign currencies and others according to the Brazilian legislation;

  •
  Use of derivatives: with the purpose of hedging exposures.

        Benchmarks for investing plan assets:

  •
  Debt securities: CDI, IGP-M, INPC(1), IPCA/IBGE(2),

  •
  Equity securities: Average IBOVESPA(3)

  •
  Real Estate: IPCA/IPEAD + 6% per year

  •
  Participant loans: IPCA/IPEAD + 10,03% per year

(1)
Indice Nacional de Preços ao Consumidor—INPC (Consumer Price National Index)

(2)
Indice de Preços ao consumidor amplo—IPCA (Consumer price index calculated by the Brazilian Institute of Geography and Statistics—IBGE)

(3)
Indice da Bolsa de Valores de São Paulo—IBOVESPA (Index which represents the variation of the main shares negotiated on Sâo Paulo Stock exchange)

        As of December 31, 2003 and 2002, the pension plan assets includes securities issued by CEMIG as follows:

	Defined benefit pension plan
	December 31, 2003	December 31, 2002
Debentures	202	185
Shares	40	38

	242	223

        CEMIG's expected contribution to be paid in 2004 is R$205 and R$38 for the defined benefit pension plan and Post-retirement health care and insurance, respectively.

        Assumptions used by the Company were as follows (percentage including projected inflation of 5% per annum):

	Defined benefit pension plan
	2003%	2002%
Actuarial method	Projected Unit Credit	Projected Unit Credit
Annual discount rate	13.40	13.40
Annual expected return on plan assets	16.55	16.55
Annual salary increase	9.20	9.20
Annual increase in benefits	5.00	5.00
	Post-retirement health care and insurance
	2003%	2002%
Annual discount rate	13.40	13.40
Annual expected return on plan assets	16.55	16.55
Annual salary increase	9.20	9.20
Annual increase in benefits	5.00	5.00

        The rationale used in determination of long-term return on assets rate described above is based in the asset managers mid to long-term expectations and the Brazilian government bonds rates. Additionally, the Company consider as reasonable an expected return on assets which would be equal to discount rate plus 2% or 3%.

        An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2003, as follows:

	One-percentage point
	Increase	Decrease
Effect on total of service and interest cost components	3	3
Effect on the post-retirement benefit obligation	44	37

        The CEMIG's obligations related to post-retirement health care plan is calculated considering a limited annual contribution, not considering an increase or decrease in the medical care cost. If CEMIG's contributions are not sufficient in the future to guarantee the payment of the current benefits, It will be defined a new contribution to the employees or a reduction in the benefits, according established in the specific agreement signed between CEMIG and Sindieletro.

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

        For those contingencies for which an adverse outcome has been deemed probable, the Company has made provisions for losses as follows:

	December 31
	2003	2002
Labor claims	91	70
Civil lawsuits—Consumers	97	86
Social contribution tax	52	93
Finsocial	20	19
ANEEL administrative proceedings	15	—
Civil lawsuits—Others	44	26
Others	35	21

	354	315

        CEMIG believes that short-term losses were not probable with respect to pending litigation in 2003. Accordingly, the accrual for contingencies has been fully classified as long term.

        Certain details relating to such provisions are as follows:

  (a)
  Labor claims:

        The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$113 as of December 31, 2003 (R$87 as of December 31, 2002). The Company recorded during 2003 an additional provision in the amount of R$21 (R$16 in 2002). CEMIG determines the amounts to be reserved based on the nature of groups of claims and the most recent court decisions.

  (b)
  Civil lawsuits—Consumers:

        A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's economic stabilization "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers' claims and recent court decisions.

        The total estimated exposure to the Company for those claims is fully reserved.

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

        The Company is deducting the amounts of depreciation, amortization and write-off of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. The total estimated exposure to the Company for this matter is fully reserved.

  (d)
  Finsocial:

        In 1994, CEMIG was fined by the Secretaria da Receita Federal (the Brazilian federal tax authorities) due to the exclusion of State VAT from the Finsocial calculation, a tax on revenue extinguished in 1992. The total estimated exposure to the Company for this claim is fully reserved.

        CEMIG has a Finsocial contribution dispute involving an amount of R$115 for which CEMIG has recorded a judicial deposit and a loss provision, both equivalent to the historic litigated amount. In case CEMIG does not succeed in this lawsuit, it will have a loss equivalent to the difference between the loss provision recorded and the actual loss incurred. At the same time, CEMIG will have a financial revenue equal to the difference between the restated balance in the judicial deposit account and the amount originally deposited, substantially off-setting the increase in the loss provision.

  (e)
  ANEEL administrative proceedings

        CEMIG was fined by ANEEL in some administrative proceedings due to alleged failure to comply with certain quality standards with respect to consumers, non-compliance with the unbundling process deadline (as described in Note 28) and other matters. The Company is defending itself against such fines and has recorded a provision as of December 31, 2003 in the amount of R$15, which equals to the potential loss in those questions.

  (f)
  Civil lawsuits and others:

        Companhia Vale do Rio Doce—CVRD filed a lawsuit against the Company, in October 17, 2002, seeking to prevent CEMIG from collecting payments from it in connection with energy losses related to Igarapava Power Plant in order to make the payment into court for the energy. The amount involved in this claim is approximately R$17 which is fully reserved.

        Other reserves are related to a number of lawsuits involving the Federal Government, in which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising from the ordinary course of business.

  (g)
  Contingencies for which a favorable outcome has been deemed probable:

        CEMIG has other relevant legal proceedings against it for which the Company considers a favorable outcome to be probable. The Company does not expect to incur in any losses with respect to these contingencies and therefore the Company has not recorded any accruals for such claims. Certain details relating to such matters are as follows:

    (i)
    Litigation involving FORLUZ with possible financial effect upon CEMIG:

          The Company is defending, together with Fundação Forluminas de Seguridade Social—FORLUZ, a claim brought by its employees' labor union ("Sindieletro") contesting the suspension of increases in the Company's required contribution to the pension fund pursuant to periodic monetary restatements allegedly obligatory cost of living increase. The total amount sought in this claim is R$672. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related thereto.

          Sindieletro is contesting FORLUZ for changing the pension fund's contribution adjustment index from the IGP-DI to the IPCA—IPEAD (consumer price index calculated by the Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University). The total amount sought in this claim is R$294. Since the Company believes that FORLUZ has a meritorious defense to such claim, no reserve has been recorded for this potential claim.

          On March 25, 2004, CEMIG ratified an agreement entered into among FORLUZ, CEMIG and Sindieletro, our employees' labor union, to settle those claims. As a compensation FORLUZ agreed to raise the pensions by 3.67% retroactively to June 2000. As part of the settlement, Sindieletro waived its rights related to those claims and the lawsuits were terminated in March 2004. See other information in note 19.

    (ii)
    Income and social contribution taxes on post retirement benefits:

          On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the updated amount of R$249, arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998, 1999 and 2000 tax returns. The tax returns were amended as a result of a change in the accounting method for recording post-retirement benefit liabilities. The additional liabilities that resulted from the accounting change were recognized in the revised tax returns, resulting in tax loss carryforwards. No reserve has been recorded as a result of this assessment notice, since the Company believes that the procedures which generated the tax credits are legally sound.

          The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2001 and 2002. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$193. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds that support the procedures adopted.

          In 2003, the Federal Tax Authorities, after performing an inspection of the Company's tax returns for 1997-2001, issued an assessment notice, in the amount of R$1,246, claiming that the Company did not pay all its tax liabilities related to those tax years. CEMIG submitted an administrative defense requesting that such assessment notice be canceled, since the Tax Authorities did not consider the Company's amended tax returns which have been filed. Such amended tax returns show that the Company has properly settled the tax liabilities challenged. No reserve has been recognized for this claim, since the Company believes that it has a meritorious defense to such claim, either at the administrative level or in the courts.

    (iii)
    COFINS:

          The Company began contesting the payment of COFINS (tax on revenue) in 1992. As a result of an unfavorable court ruling, the Company paid R$239 of COFINS tax on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$156 in additional fines and interest relating to the non-payment of COFINS. The Company is contesting such claim. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

    (iv)
    Taxa de ocupação do Solo:

          Some Municipalities of the State of Minas Gerais assessed the Company for the payment of the tax named Taxa de Ocupação do Solo (tax charged by municipalities due to the use of the land to construct energy distribution network). There are several administrative proceedings related to this matter, with the total amount of approximately R$10. No reserve has been recorded for these claims, since the Company believes that it has a meritorious defense against such claims.

    (v)
    ITCMD—Imposto de Transmissão Causa Mortis e Doação:

          The State of Minas Gerais assessed the Company for the non-payment of the tax named ITCMD—Imposto de Transmissão Causa Mortis e Doação ((inheritance and donation tax), through three fiscal executions, in the amount of R$71. No reserve has been recorded for these claims, since the Company believes that it has a meritorious defense against such claims.

    (vi)
    VAT:

          In 2004, the State Government filed three administrative proceedings against the Company, in the amount of R$58. CEMIG filed its defenses in May 2004 No reserve has been recorded for these claims, since the Company believes that it has a meritorious defense against such claims.

    (vii)
    Regulatory agency acts:

          ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$509 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authority ("Secretaria do Tesouro Nacional") issued an Official Collection Letter, in the amount of R$516, to be paid by January 30, 2004. The Company did not make such payment since it believes that it has a meritorious defense against such claim and has therefore recorded no reserve in respect thereto. Further, the Brazilian Treasury Authority has included CEMIG in the non-payers national registry (CADIN). CEMIG obtained a judicial injunction to temporarily suspend the inclusion on the CADIN until a final decision on this matter is reached.

          The Federal Public Auditing Court ("Tribunal de Contas da União") which is in charge of the verification the legality of acts performed by the Federal Government and other federal entities of including ANEEL, has recently decided that the methodology adopted by ANEEL for the periodic revision did not consider certain tax benefits obtained by distribution companies, including CEMIG, thus, causing a higher rate adjustment applied to rates and harming end consumers. The outcome of such decision may be a reconsideration by ANEEL of the rate adjustment determined to be applied to CEMIG's rates in the last periodic rate revision occurred in April 8, 2003. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

    (vi)
    Civil lawsuits:

          Various consumers and the Public Prosecutor of Minas Gerais have brought civil claims against CEMIG contesting rate adjustments applied in prior years, including rate subsidies granted to low-income consumers, the special rate adjustment, the inflationary index used to increase the electric rates in April 2003 and double reimbursement for any amounts that the Company found to have wrongfully collected and substitution of current adjustment index contained in the concession agreement as well as a revision of the methodology for calculation of the "X" Factor.. It is not possible at the present time to estimate the amounts involved in these claims. The Company believes that it has a meritorious defense and, therefore, no reserve has been recorded for such claims.

          The Company is a defendant in some lawsuits contesting the Emergency Capacity Charge. The Company collects the Emergency Capacity Charge from its customers on behalf of Comercializadora Brasileira de Energia Elétrica—CBEE, a federal government agency set up to supply energy to utilities in the event of future shortages. It is not possible at the present time to estimate the amounts involved in these claims. No accrual has been recorded for these claims since the Company believes that it has a meritorious defense.

          The Company is a defendant, with CVRD, Comercial e Agrícola Paineiras and Companhia Mineira de Metais, in a class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental licenses relating to the Capim Branco I and Capim Branco II hydroelectric power plants. The Company believes that it has a meritorious defense to this lawsuit.

          The Company is also a defendant together with CVRD, in another class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental license relating to the Aimorés hydroelectric power plant as well as the related concession. Management believes that it has a meritorious defense to this lawsuit.

        In addition to the matters described above, CEMIG and its subsidiaries are involved in other litigation arising from the normal course of business. Management believes that any losses therefrom would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

21.   SHAREHOLDERS' EQUITY

(a)
Capital stock:

	Year ended December 31,
	2003	2002	2001
	(thousands of shares)
PREFERRED SHARES:
Balance, at beginning of the year	91,279,651	89,504,020	89,504,020
Issuance of new shares	—	1,775,631	—

Balance, at the end of the year	91,279,651	91,279,651	89,504,020
COMMON SHARES:
Balance, at beginning of the year	70,874,168	69,495,478	69,495,478
Issuance of new shares	—	1,378,690	—

Balance, at the end of the year	70,874,168	70,874,168	69,495,478
TREASURY STOCK (Preferred shares):
Balance, at beginning of the year	(69,128)	(67,783)	(67,783)
Issuance of new shares	—	(1,345)	—

Balance, at the end of the year	(69,128)	(69,128)	(67,783)

Total	162,084,691	162,084,691	158,931,715

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

        At December 31, 2003, the State Government owned 51% of the Company's common shares and 3% of its preferred shares, equal to 23% of total capital. The holders of the preferred shares are not entitled to vote at shareholders' meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend as described in note 21 (d.1).

        The common and preferred shares have a par value amount of R$0.01 (whole reais).

(b)
Additional paid-in capital:

        The balance refers to premium received by the Company when shares were issued.

(c)
Appropriated retained earnings:

        The following describes certain reserves that are included in shareholders' equity:

          Fiscal incentive investment reserve—this reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved projects and is recorded in the year following that in which the taxable income is earned. Under the financial statements prepared in accordance with the accounting practices adopted in Brazil, the amount designated for investments is recorded as an asset and credited directly to this reserve. This balance is restricted for capital increase. Under U.S. GAAP, this investment tax credit was originally credited to income and then transferred from unappropriated retained earnings to this reserve.

          Rate shortfall reserve—this represents the accumulated rate shortfall reimbursement recorded under the rate-setting system in force up to March 1993. Under the financial statements prepared in accordance with the accounting practices adopted in Brazil, the amount of rate shortfall, net of taxes, was credited directly to this reserve, which can be used only for capital increases. Under U.S. GAAP, this amount was originally credited to income, at its net present value, and then the corresponding amount was transferred from unappropriated retained earnings to this reserve.

          Unrealized income reserve—this represents inflationary profits arising from the system of indexation of the financial statements prepared in accordance with the accounting practices adopted in Brazil in force up to December 31, 1995. Brazilian companies are allowed to record this reserve in order to restrict the amount of net income available for compulsory dividends.

          Legal reserve—this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2003.

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

(d)
Unappropriated retained earnings:

        This balance represents retained earnings determined in accordance with U.S. GAAP after (i) the allocation of the amount for legal reserve (when required); (ii) allocation or transfer to or from other reserves as described in note 21 (c); and (iii) dividends and interest on capital in lieu of dividends.

(d.1)
Dividends and interest on capital in lieu of dividends:

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

        The Company may also pay interim dividends to holders of preferred shares and common shares. Any interim dividends paid will count toward the calculation of the dividend payable for the fiscal year in which the interim dividend was declared. Under the Brazilian Corporate Law, the Company's Board of Directors is permitted to recommend, under certain conditions, the non-payment of the mandatory dividend for any year.

        The State Government guarantees that the amount of dividends received by certain holders of preferred shares and common shares with respect to any fiscal year will equal at least 6% of the par value of the preferred shares and the common shares. Accordingly, even if net income, based on the Company's financial statements prepared in accordance with accounting practices adopted in Brazil, is none with respect to any fiscal year, some of CEMIG's shareholders will receive a dividend of 6%. This guarantee applies only to private holders of shares and not to public or governmental holders.

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

        In 2003, 2002 and 2001, the minimum dividend requirements have been met and dividend distributions have been made on an equal, pro rata basis with respect to all preferred shares and common shares.

        The Company declared dividends and interest on capital in lieu of dividends as follows:

	Year ended December 31,
	2003	2002	2001
Dividends	—	111	—
Interest on capital	250	220	103

Total	250	331	103

        Interest on capital related to 2003, in the amount of R$250, will be paid during 2004.

        The Company reverts the dividends not claimed by the shareholders within three years of the date they were distributed in accordance with the Brazilian Corporate Law and its by-laws. The amounts of the dividends not claimed is "de minimis".

22.   NET OPERATING REVENUES

(a)
The composition of electric energy supplied by consumer class is as follows:

	Year ended December 31,
	GWh (unaudited)			R$
	2003	2002	2001	2003	2002	2001
Residential	6,529	6,360	6,475	2,330	1,791	1,594
Industrial	21,715	21,906	21,351	2,874	2,192	1,841
Commercial	3,402	3,283	3,269	1,041	791	674
Rural	1,783	1,705	1,572	333	252	206
Governmental entities	1,506	1,373	1,290	329	240	196
Public services	972	957	939	171	130	111
Own consumption	55	50	52	—	—	—
Unbilled, net	—	—	—	101	62	(35)

	35,962	35,634	34,948	7,179	5,458	4,587
Supply	621	313	632	32	21	65
Energy transactions on MAE	—	—	—	24	140	452

Total	36,583	35,947	35,580	7,235	5,619	5,104

	Number of consumers (unaudited)
	2003	2002	2001
Residential	4,729,674	4,615,178	4,429,005
Industrial	68,159	68,211	68,105
Commercial	523,055	515,771	540,442
Rural	368,057	338,396	322,493
Governmental entities	46,877	45,785	44,126
Public services	7,069	6,808	6,508
Other	1,308	1,339	1,391

	5,744,199	5,591,488	5,412,070
Supply	7	4	5

Total	5,744,206	5,591,492	5,412,075

(b)
The composition of other operating revenues is as follows:

	Year ended December 31,
	2003	2002	2001
Gas sales	367	200	116
Telecom and cable TV services	44	16	—
Services rendered	23	15	15
Rental and leasing	22	20	9
Others	12	9	10

	468	260	150

(c)
The composition of taxes on revenues is as follows:

	Year ended December 31,
	2003	2002	2001
VAT	1,523	1,151	964
Emergency capacity charge	265	80	—
COFINS	272	186	187
PIS-PASEP social contribution	127	56	40
Others	3	—	—

	2,190	1,473	1,191

        CEMIG collected, in the first half of 2003, retroactive amounts related to the Emergency Capacity Charge for the period from July 2, 2002 to October 8, 2002, in the amount of R$46, due to a class action injunction which did not allow the amounts to be collected in the prior year. This retroactive collection did not affect the Company's results, since the Company only collects and transfers such charge to CBEE.

23.   OPERATING COSTS AND EXPENSES

        Some of the operating costs and expenses consist of the following:

(a)
Electricity purchased for resale:

	Year ended December 31,
	2003	2002	2001
Itaipu Binacional	1,175	979	823
Initial contracts	151	148	126
From suppliers though MAE	40	149	952
From other	30	57	13

	1,396	1,333	1,914

        The rate for electricity purchased from Itaipu is denominated in US dollars, as defined by ANEEL. ANEEL increased the rate of the electricity purchased from Itaipu by 1.64% from US$17.5553 to US$17.8474 per kW, effective January 1, 2004.

(b)
Regulatory charges:

	Year ended December 31,
	2003	2002	2001
Fuel usage quota (*)	282	345	249
Global reserve for reversion quota (*)	156	144	130
Energy development account (*)	118	—	—
ANEEL inspection fee	15	12	12
Charges for use of water resources	14	47	29

	585	548	420

(*)
See Note 18

(c)
Personnel:

	Year ended December 31,
	2003	2002	2001
Salary and payroll charges	657	572	530
Benefits	71	59	59

	728	631	589
Personnel costs transferred to construction in progress	(96)	(101)	(91)

	632	530	498
Voluntary termination program	78	2	33

	710	532	531

Voluntary termination program

        The Company's Voluntary termination program, available from December 1 to 23, 2003, was accepted by 842 employees.

        The financial incentive to accept the program was a lump sum payment from 0 to 17 times the employees' monthly salaries, according to specific established criteria, mainly the contribution time for the Brazilian federal social security program. According to the defined criteria, the highest incentive, equal to 17 monthly salaries, was granted to male and female employees who contributed to the Brazilian federal social security program during 30 and 25 years, respectively, gradually decreasing for employees whose contribution time is higher or lower.

        Additionally, CEMIG guarantees a full 6-month payment of the employee life insurance and health plan costs, starting on the termination date.

        The program costs, in the estimated amount of R$78, were recorded as expenses in 2003 income. The employees' terminations started on January 15, 2004 and will be concluded by January 4, 2005. As of December 31, 2003, the accrual recorded was under Payroll and related charges in current liabilities.

        Employees who accept the program may decline their termination up to December 10, 2004, if the Brazilian federal social security program rejects their retirement application.

(d)
Other:

	Year ended December 31,
	2003	2002	2001
Employees profit sharing	93	38	47
Provision for doubtful accounts	57	13	13
Disposal of fixed assets, net	53	42	90
Provisions for contingencies—
Labor claims	21	16	—
Civil lawsuits—Consumers	11	12	6
ANEEL administrative proceedings	15	—	—
Civil lawsuits—Other	18	4	12
Rentals	25	15	12
Grants and donations	17	14	12
Consumption—electric energy	17	12	9
Technological and scientific national fund	16	12	10
Advertising	11	19	23
MAE contribution	3	6	11
Labor indemnity	—	4	6
General expenses	47	27	20
Other taxes (real estate, vehicle, etc)	18	4	3

	422	238	274

24.   FINANCIAL INCOME (EXPENSES), NET

        Financial income (expense) consists of the following:

	Year ended December 31,
	2003	2002	2001
Financial income—
Interest and monetary restatement of account receivable from State Government	164	303	253
Investment income earned	78	236	84
Late charges on overdue electricity bills, recorded on the cash basis	56	43	42
Monetary restatement on recoverable taxes	—	—	17
Renegotiated accounts receivable	—	—	12
Foreign exchange gains	352	31	58
Reclassification adjustment on marketable securities gains	76	—	—
Monetary restatement on deferred regulatory assets	450	120	26
Gains on financial instruments	10	—	—
Taxes on financial revenues	(78)	(45)	(19)
Other	49	51	37

	1,157	739	510

Financial expense—
Interest on loans and financing	(221)	(300)	(164)
Monetary restatement on deferred regulatory liabilities	(77)	—	—
Financial transaction tax (CPMF)	(39)	(28)	(27)
Foreign exchange losses	(16)	(816)	(267)
Monetary restatement losses	(53)	(101)	(33)
Losses on financial instruments	(54)	—	—
Other expenses	(23)	(19)	(67)

	(483)	(1,264)	(558)

Financial expenses, net	674	(525)	(48)

        The foreign exchange gains and losses are related to the variation of the real in relation to the U.S. dollar.

25.   RELATED PARTY TRANSACTIONS

        The Company enters into a variety of related party transactions, the main transactions are as follows:

(a)
State Government—
Account receivable and related financial income	Note 3 and 24
Accounts receivable, net	Note 9
VAT—Assets	Note 10
VAT—Liabilities	Note 16
VAT—Expense	Note 22
(b)
FORLUZ—
Employee post-retirement benefits related balances	Note 19

        Other related party transactions are not material.

26.   FINANCIAL INSTRUMENTS

        The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty.

        Financial instruments, which potentially subject CEMIG to concentrations of credit risk are cash and cash equivalents and restricted investments. CEMIG limits its credit risk associated with cash and cash equivalents and restricted investments by placing its investments with highly rated financial institutions generally in short-term securities.

(a)
Cash and cash equivalents and restricted investments:

        As of December 31, 2003 and 2002, cash and cash equivalents and restricted investments are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

        As of December 31, 2003 and 2002, the Company has restricted investments in the amount of R$132 and R$194, respectively, and include short term investments in the amount of R$41 and R$137, respectively, which have interest calculated based on the U.S. dollar variation.

(b)
Financing:

        Based on interest rates currently available to CEMIG for bank financings with similar terms and average maturities, the fair value of long-term financing at December 31, 2003 and 2002 is R$2,281 and R$2,527, respectively.

(c)
Derivative financial instruments:

        The Company utilizes derivative financial instruments to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. CEMIG's subsidiaries have no derivative financial instruments.

        As of December 31, 2003, the Company has derivative financial instruments ("swaps") with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the notional amount of US$139 million and the Japanese yen in the notional amount of ¥6,739 million, respectively.

        The net realized and unrealized losses from these operations for 2003, in the amounts of R$30 and R$14, respectively, were recorded in financial expenses.

        The table below summarizes the Company's derivative financial instruments and the unrealized losses recorded of these instruments as of December 31, 2003:

					As of December 31, 2003
					Unrealized losses
CEMIG's rights			Notional amount (millions)	Notional amount Reais
	CEMIG's obligations	Maturity			Fair Value
YEN—Japanese Plus interest rate ranging from 1.31% to 1.40% per annum	R$ Linked to CDI (106.90% to 107.90%)	Ranging from 12/2004 to 04/2005	¥6,739	182	(2)

			¥6,739	182	(2)
U.S. dollar Plus interest rate ranging from 2.23% to 5.24% per annum	R$ Linked to CDI (100% to 109.00%)	Ranging from 03/2004 to 12/2004	US$56	160	(2)
U.S. dollar	R$ Linked to CDI (95%)	Ranging from 01/2004 to 12/2004	US$71	206	(10)
U.S. dollar	R$ Fixed interest rate (15.98% per annum)	03/2004	US$12	35	—

			US$139	401	(12)

				583	(14)

        At December 31, 2003, the Company had recorded the amount of R$14 as other current liabilities, representing the fair value of these financial instruments at the respective balance sheet date.

(d)
Other financial instruments:

        The carrying value of CEMIG's other financial instruments, in reais, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2003 and 2002 of these instruments.

27.   EXPOSURE AND RISK MANAGEMENT

        As a Brazilian energy concessionaire, the Company operates in an environment in which factors such as corporate reorganization, new regulations issued by governmental bodies and consumer market changes are considered risk factors.

        In January 2003, the Company started to implement a risk management project, aiming to understand which events could result in a loss for the shareholders and to structure the Company to act proactively in its risk environment.

        The main market risks which affect CEMIG's operations are described as follows:

(a)
Exchange rate risk

        CEMIG is exposed to risk of increases in exchange rates, mainly U.S. dollar against the real, significantly impacting its financial position, results of operations, and cash flows. In order to protect against increases in exchange rates, the Company has derivative financial instruments ("swaps") with financial institutions in the amount of R$401, equivalent to the notional amount of US$139 million and R$182, equivalent to the notional amount of ¥6,739 million. These financial instruments offset the exchange variation of the Brazilian real compared to the U.S. dollar and yen for interest based on the CDI (See Note 26 c). The exchange rate net exposure is as follows:

	December 31,
	2003	2002
U.S. Dollar
Financing	1,424	1,995
( - ) Contracted derivative instruments	(401)	—
( - ) Restricted investments	(41)	(137)

	982	1,858
Japanese Yen
Financing	182	—
( - ) Contracted derivative instruments	(182)	—

	—	—
Other Currencies
Financing	106	124

Net liabilities exposed to exchange rate risk	1,088	1,982

        Starting in 2001, the exchange rate variation related to energy acquisition from Itaipu Binacional is being offset in subsequent rate adjustments, considering the implementation the Parcel A tracking mechanism. Due to that, these purchases no longer represent an exchange rate risk.

(b)
International interest rate risk

        CEMIG and certain subsidiaries are exposed to the risk of increases in international interest rates, impacting their loans and financing denominated in foreign currencies with floating rates, mainly LIBOR, in the amount of R$702 (R$951 as of December 31, 2002).

(c)
Credit risk

        The risk resulting from losses on doubtful receivables for CEMIG is considered low. A significant part of electricity sales is dispersed among a large number of customers. The Company's procedures to reduce overdue bills comprise the issuance of notices that bills are overdue, phone calls and negotiations to permit the collectibility of bills that are in arrears. After these efforts are exhausted, CEMIG interrupts the energy supply.

(d)
Energy rationing risk

        A substantial portion of the energy sold by CEMIG is generated by its own power plants. The remaining portion is acquired from Itaipu through initial contracts signed with ELETROBRAS, and a smaller part from other generators and through the Wholesale Spot Market—MAE. A long period without rainfall that would reduce the reservoir levels used to feed hydroelectric generation facilities would create losses for CEMIG, due to an eventual increase in the purchased energy rate and the adoption of a new Electricity Rationing Plan. Considering the current hydroelectric reservoir levels of the Brazilian electric system, the Federal Government does not expect a new Electricity Rationing Plan in the foreseeable future.

(e)
Debt acceleration risk

        The Company has contracts for loans, financing and debentures with certain restrictive clauses (covenants), usually applicable to such operations, related to compliance with economic-financial indices, cash flow generation and other indicators. The creditors have the right to declare the early termination of CEMIG's obligations and require the immediate payment of all outstanding debts in the case of a violation of such restrictive clauses. Such clauses were complied with, except for the MBK Furukawa Sistemas S.A. / UNIBANCO loan to Infovias, for which a waiver has been granted by the creditors (See Note 17), and do not limit the ability to conduct business in the normal course.

28.   CORPORATE REORGANIZATION

        Under CEMIG's distribution concession agreements, signed in 1997, CEMIG is required to restructure its operations through the unbundling of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According to the concession agreements, CEMIG was to have completed the reorganization process by December 31, 2000, subsequently postponed to September 21, 2002.

        On November 11, 2002, ANEEL fined the Company R$6, because it had not concluded the unbundling. The total estimated exposure to the Company for this claim is fully reserved. The Company believes it has a meritorious defense against any other possible penalties that may be imposed regarding this matter.

        However, based on the Company's Board of Directors' recommendation, at the meeting on December 18, 2003, CEMIG is developing studies to implement the unbundling of its operations in order to meet the requirements of the Provisional Measure No. 144 of December 11, 2003 converted into Law 10,848 of March 15, 2004, which regulates the Brazilian electric energy model restructuring. As approved in that Law, the Brazilian electric energy companies will have 18 months to conclude their unbundling reorganization.

29.   SHAREHOLDERS' AGREEMENT

        In 1997, the State of Minas Gerais sold approximately 33% of the Company's common shares to a group of investors led by Southern Electric Brasil Participações Ltda. ("Southern"). As part of this sale, the State of Minas Gerais and Southern entered into a shareholders' agreement that provided for, among other matters, special quorum requirements to approve significant corporate actions, certain amendments to CEMIG's by-laws, the issuance of convertible debentures and warrants, changes to the Company's corporate structure and any distribution of dividends other than that required by the by-laws. This agreement granted Southern a veto right over certain important corporate decisions.

        On September 13, 1999, the State of Minas Gerais filed a lawsuit to nullify this shareholders' agreement on the grounds that it violated the state and federal constitutions because the special quorum provisions would constitute an unlawful transfer of the control of CEMIG to Southern.

        On September 27, 1999, the Minas Gerais State Court of Appeals granted an injunction suspending the effects of the special quorum provisions, pending the outcome of the lawsuit.

        In March 2000, the lower court rendered a decision declaring the shareholders' agreement null and void.

        On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders' agreement null and void.

        This decision was appealed to the Superior Tribunal de Justiça (Superior Court of Justice). A final decision confirming the Minas Gerais State Court of Appeals was ruled on in December 2003. The decision of the Superior Tribunal de Justiça is subject to a request for amendment and therefore the effectiveness of the shareholders' agreement and control of CEMIG remain subject to further judicial challenge.

30.   CONCENTRATIONS

(a)
Labor:

        The majority of CEMIG's work force belongs to SINDIELETRO (employee labor union). CEMIG and SINDIELETRO negotiate a collective bargaining agreement on an annual basis, which includes wage increases and profit sharing, along with other matters. The collective bargaining agreement becomes effective in November of each year. The 2003 collective bargaining agreement included an 16.2% average salary increase.

(b)
Hydroelectric power plants:

        Seven of our hydroelectric plants accounted for approximately 87% of our installed electric generation capacity as of December 31, 2003, as follows:

Hydroelectric power plant	Installed Capacity (MW) (unaudited)	Date concession expires
São Simão	1,710	January 2015
Emborcação	1,192	July 2005
Nova Ponte	510	July 2005
Jaguara	424	August 2013
Miranda	408	December 2016
Três Marias	396	July 2015
Volta Grande	380	February 2017
Others	751	August 2004 to December 2035

Total installed capacity	5,771

31.   INSURANCE

        The Company has insurance policies for part of its property, plant and equipment, as follows:

Risk	Coverage	Effective Date	Insured Amount	Annual premium
Aircraft	Total	02/28/03 to 02/28/04	21	1
Aircraft	Total	02/28/04 to 02/28/05	20	1
Warehouses and buildings	Fire	07/10/03 to 07/10/04	357	—
Telecommunications equipment	Fire	01/01/04 to 07/10/04	33	—
Generators, turbines and equipment	Total	02/04/2004 to 02/04/2005	1,145	3

        CEMIG does not have general third-party liability insurance covering accidents and has not requested bids relating to this type of insurance. The Company has not requested bids for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risk or system failures. In addition, the Company does not have insurance for losses incurred as a result of business interruption caused by a strike or other type of labor action.

        The Company has not experienced significant losses arising from the aforementioned risks.

32.   COMMITMENTS

        Cemig has outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2003, about our contractual obligations and commitments.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	3,991	1,660	1,662	352	317
Purchase obligations
Purchase of electricity from Itaipu for resale(1)	10,236	1,087	2,174	2,174	4,801
Transfer and transport electric power from Itaipu(1)	546	58	116	116	256
Aimorés hydroelectric power plant(2)	120	109	11	—	—
Irapé hydroelectric power plant(2)	500	256	239	5	—
Funil hydroelectric power plant(2)	4	4	—	—	—
Queimado hydroelectric power plant(2)	7	7	—	—	—
Pai Joaquim hydroelectric power plant(2)	3	3	—	—	—
Bom Despacho 3 transmission substation(2)	30	30	—	—	—
Investiment in Cemig Capim Branco Energia(2)	40	7	28	5	—
Other long-term obligations
Pension plan contributions	2,330	185	370	326	1,449

Total	17,807	3,406	4,600	2,978	6,823

(1)
Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013.

(2)
Contractual obligations with contractors.

33.   SEGMENT INFORMATION

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

        The operations of all reportable segments of the Company are conducted substantially in the State of Minas Gerais, Brazil. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a responsible senior officer. All inter-segment activity has been eliminated with respect to revenue and gross margin. Financial information for each of the Company's reportable segments is as follows:

	2003	2002
Identifiable assets
Electricity	16,652	14,697
Gas	145	130
Telecommunications	355	367
Eliminations	(33)	(28)

Total consolidated assets	17,119	15,166

	2003
	Electricity	Gas	Telecommunications	Eliminations	Consolidated
Net revenues from external customers	5,621	367	44	—	6,032
Intersegment sales	—	—	8	(8)	—

Net revenues	5,621	367	52	(8)	6,032

Operating profit (loss) before financial income (expense)	1,318	45	(34)	—	1,329

Financial revenues (expenses), net	657	9	8	—	674
Income tax expense	(589)	(14)	(4)	—	(607)
Net income (loss)	1,386	37	(27)	—	1,396

Depreciation and amortization charges	652	4	30	—	686
Additions to property, plant and equipment	740	20	22	—	782

	2002
	Electricity	Gas	Telecommunications	Eliminations	Consolidated
Net revenues from external customers	4,665	194	13	—	4,872
Intersegment sales	—	—	4	(4)	—

Net revenues	4,665	194	17	(4)	4,872

Operating profit (loss) before financial income (expense)	536	31	(40)	—	527

Financial revenues (expenses), net	(480)	5	(50)	—	(525)
Income tax benefit (expense)	(32)	(10)	16	—	(26)
Net income (loss)	37	25	(74)	—	(12)

Depreciation and amortization charges	646	3	17	—	666
Additions to property, plant and equipment	528	19	89	—	636

	2001
	Electricity	Gas	Telecommunications	Eliminations	Consolidated
Net revenues from external customers	4,894	112	—	—	5,006
Intersegment sales	—	—	—	—	—

Net revenues	4,894	112	—	—	5,006

Operating profit (loss) before financial income (expense)	(610)	18	—	—	(592)

Financial revenues (expenses), net	(52)	4	—	—	(48)
Income tax expense	(72)	(6)	—	—	(78)
Net income (loss)	(734)	15	—	—	(719)

Depreciation and amortization charges	638	3	—	—	641
Additions to property, plant and equipment	313	10	—	—	323

34.   SUBSEQUENT EVENTS

(a)
Changes in the model of electric energy sector

        On March 16, 2004, Laws 10,847 and 10,848 were enacted, authorizing the creation of Empresa de Pesquisa Energética—EPE (Energy Research Company) and establishing the bases of the new electric energy sector model, respectively.

        Under the new model, three new structures are being created: EPE, which will be in charge of studies related to the planning of energy transmission and expansion; Câmara de Comercialização de Energia Elétrica—CCEE (Committee for Sale of Electric Energy), which will replace MAE, and will be in charge of the electric energy trade that the Law legislates; and the Electric Sector Monitoring Committee—CMSE, which will be in charge of permanent monitoring of supply security.

        With the new sector structure, CCEE succeeds MAE and ANEEL is in charge of the transition process.

        The new model, besides the creation of the new institutions mentioned, also establishes new functions for the present institutional entities, such as assigning the responsibility of permanent monitoring of the sector to the Mines and Energy Ministry—MME through CMSE, assigning the responsibility of the purchase of energy for distributors to ANEEL, and changing the management of the Operador Nacional do Sistema Elétrico—ONS (National Electric System Operator), that now must have 3 out of 5 directors appointed by the Federal Government.

        The changes established by the new electric sector model will affect CEMIG's business. However, the effects can only be measured after the conclusion of the regulation of Law 10,848, expected to occur in 2004.

        The main changes already ratified are as follows:

  •
  Definition of two environments for energy purchase: one regulated, in which all energy purchases are made through a bidding process, following the lowest tariff criteria, through the CCEE; and the free one, in which all free consumers and traders enroll to negotiate their supply contracts;

  •
  Generators will be able to sell their energy in the two environments, regulated and free, since generation will be considered a competitive activity;

  •
  Distributors will only be able to purchase energy in the regulated environment, and their energy supply needs will be contracted together with ANEEL through bidding processes conducted by CCEE;

  •
  Requirement for unbundling of distribution, which means that a distribution concessionaire will not be able to have generation and transmission activities. It will be necessary to create separate companies, within 18 months, from enactment of the Law (extended for an additional equal period, at ANEEL's discretion);

  •
  Distributors will not be able to sell energy to free consumers effective December 11, 2004;

  •
  Distributors will not be able to have equity interests in other companies, nor to conduct activities unrelated to their concession, and therefore must adapt to the new requirements in 18 months;

  •
  Limitation on self-dealing between generators and distributors from the same economic group, except through regulated contracts resulting from bidding processes conducted by ANEEL;

  •
  Bidding for new projects in energy generation, for supply expansion to meet demand growth, will the executed 3 to 5 years in advance, by the criteria of the lowest tariff;

  •
  Obtaining, by the bidding winners, long-term contracts for energy supply (15 to 35 years);

  •
  The environmental licenses related to new hydroelectric power plants and transmission lines must be obtained as a pre-requisite for the bidding process;

  •
  All consumer agents (distributors and free consumers) are required to contract 100% of their energy demand;

  •
  All intra-sector obligations must be settled as a pre-requisite for tariff adjustments and tariff reviews.

(b)
Periodic Rate Review:

        Through ANEEL Resolution No. 83, dated as of April 7, 2004, CEMIG's energy rates increased by an average percentage of 19.13% on April 8, 2004, which includes the following items:

  •
  7.22% related to the application of parametric formula, which consider the 5.08% variation of inflation calculated by IGP-M index on the CEMIG's controllable costs in the period of 12 months previous the rate adjustment, less the "x" factor of 1.1634% plus the variation of controllable costs;

  •
  3.58% related to uncontrollable costs for the period from March 10, 2002 to March 9, 2003 which were not transferred to the tariffs previously, as described in Note 4;

  •
  5.30% related to uncontrollable cost for the period from March 10, 2003 to March 9, 2004, as described in Note 4;

  •
  0.12% related to CEMIG's costs associated with the energy rationing program; and,

  •
  2.91% related to a portion of deferred rate adjustment, as described in Note 4.

        On May 24, 2004, ANEEL reissued Resolution No. 83 which was originally issued on April 7, 2004 and changed the rate to be charged to our consumers. The Company believes that based on the average increase in rates provided for in the re-issued Resolution No. 83, estimated in 14%, CEMIG will be unable to achieve the revenue authorized in the concession agreement. CEMIG has filed an administrative proceeding against ANEEL seeking a reinstatement of the original resolution No. 83 average increase in the rates that CEMIG can charge from April 2004 to April 2005.

(c)
Securities Distribution Program:

        CEMIG has a intention to restructure the lengthening of its debt profile. Therefore, on April 16, 2004, CEMIG made a public announcement of its intention to implement a Securities Distribution Program, with a two-years maximum length. This program will permit the issuance of non-convertible debentures, without any guarantee nor preferences, in a maximum amount of R$1,500 million, in the local market, and possibly other securities in the international market.

        CEMIG shall initiate the Program with the issuance of non-convertible debentures without guarantee nor preference in the maximum amount of R$400 million, with maturity date 120 months from the respective issuance date.

        The Program and the mentioned issuance are subject to corporate approvals and approvals by the competent authorities.

(d)
Dividends declared in 2004

        The Shareholders' Meeting held on April 30, 2004 approved additional dividends for 2003 in the amount of R$70. The payment of these dividends will be made until December 31, 2004.

        On May 31, 2005, the Board of Directors decided to pay interest on capital in lieu of dividends for the 2004 year in the amount of R$200. The form and date of payment will be decided by the Board of Directors at an opportune date.

(e)
Energy Supply Agreement signed with USIMINAS group:

        In May 2004, CEMIG signed a contract to supply electric power to USIMINAS Group, a large Brazilian industrial customer, in Minas Gerais and São Paulo States for the next five 5 years. According to the contract, CEMIG will supply approximately 14,3 million of MWh in order to earn approximately R$1 billion of revenues.

(f)
Voluntary Termination Program—Reopened in May 2005

        The Company's Voluntary termination program was reopened from May 24, 2004 to May 25, 2004 that was accepted by 259 employees.

        The financial incentive, additional benefits and other criteria are the same as those described in Note 23 (c).

        The additional program costs, in the estimated amount of R$24, was recorded as expenses in the 2004 statement of operations.

35.   RECENTLY ISSUED U. S. GAAP PRONOUNCEMENTS

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS 149 on January 1, 2003 did not have any impact on the Company's consolidated financial statements.

        In May 2003 the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

  •
  mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

  •
  instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

  •
  obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

        SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 in 2003 did not have any impact on the Company's consolidated financial statements.

        In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 on January 1, 2003 did not have any impact on the Company's consolidated financial statements.

        In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities", an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity' if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

        In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. FIN 46 did not have any impact on the Company's operations in 2003, and it is expected that it will not have any impact on the Company's operations in 2004.

        On December 23, 2003, the FASB issued Statement of Financial Accounting Standards no. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106" (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans. The Company has provided for the disclosures required by SFAS 132 (revised 2003) in those financial statements.

        In 2003, the Emerging Issues Task Force issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. The Company does not expect that the adoption of this EITF will have a material impact on its financial statements.

**********************

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws, as amended and in effect since April 30, 2004.
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
2.4
First Supplemental Fiscal Agency Agreement, dated as of October 11, 2001, among us, The Chase Manhattan Bank, as fiscal agent, registrar, paying agent and transfer agent, Chase Trust Bank, as principal paying agent and transfer agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent and transfer agent relating to US$150,000,000 of our 9.125% Notes due 2004 (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224) ).
3
Agreement, dated June 17, 2002, between Infovias and CLIC, relating to the shares of WAY TV (incorporated by reference to Exhibit 3 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
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
11	Code of Ethics.
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.
12.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.
13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.
13.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.

QuickLinks

Table of Contents
PRESENTATION OF FINANCIAL INFORMATION
MARKET POSITION AND OTHER INFORMATION
FORWARD-LOOKING INFORMATION
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Not Applicable
  Item 16E. Not Applicable
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
INDEX OF DEFINED TERMS
ANNEX A THE BRAZILIAN POWER INDUSTRY
Companhia Energética de Minas Gerais—CEMIG Financial Statements for the Years Ended December 31, 2003, 2002 and 2001 and Report of Independent Registered Public Accounting Firm
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2002 (Expressed in millions of Brazilian reais )
COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2002 (Expressed in millions of Brazilian reais , except share amounts)
COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Expressed in millions of Brazilian reais , except share and per share amounts)
COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Expressed in millions of Brazilian reais )
COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Expressed in millions of Brazilian reais )
COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003, 2002 AND 2001 (Amounts expressed in millions of Brazilian reais , unless otherwise indicated)
Exhibit Index