Form 20-F
period 2004-12-31
ENERGY CO OF MINAS GERAIS
filed 2005-05-25
CIK 1157557

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-15224

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

(Exact Name of Registrant as Specified in Its Charter)

Energy Company of Minas Gerais	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Item 17  ☐ Item 18 ☒

i

PRESENTATION OF FINANCIAL INFORMATION

Companhia Energética de Minas Gerais–CEMIG is a sociedade de economia mista (a state-controlled mixed capital company) organized and existing with limited liability under the laws of the Federative Republic of Brazil, or Brazil.  References in this annual report to “CEMIG,” “we” or the “Company” are to Companhia Energética de Minas Gerais–CEMIG and its consolidated subsidiaries, except when the reference is specifically to Companhia Energética de Minas Gerais–CEMIG (parent company only) or the context otherwise requires.  References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), the official currency of Brazil, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

We maintain our books and records in reais.  We prepare our financial statements in accordance with accounting practices adopted in Brazil, including the principles that are established primarily through Law No. 6,404 of December 15, 1976, Law No. 9,457 of May 5, 1997 and Law No. 10,303 of October 31, 2001, which we refer to collectively as the Brazilian Corporate Law.  For purposes of this annual report, we have presented, and in future reports to be filed with the United States Securities and Exchange Commission, or the Commission, we intend to present, our consolidated financial statements and other financial information in reais in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  For purposes of this annual report we prepared balance sheets as of December 31, 2004 and 2003 and the related statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2004, 2003 and 2002, in reais all in accordance with U.S. GAAP.  Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements at December 31, 2004 and 2003 and for each of the three years ended December 31, 2004, 2003 and 2002.

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

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2.6550 to US$1.00, the noon buying rate in New York City for cable transfers in reais as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2004.  The real has recently experienced high volatility.  See “Item 3.  Key Information—Exchange Rates” for additional information regarding exchange rates.  We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the twelve-month period ended December 31, 2004 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (The Brazilian National Electric Energy Agency), or ANEEL.

Certain terms are defined the first time they are used in this annual report.  The “Index of Defined Terms” included in this annual report lists those terms and where they are defined.  As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt-hours, respectively, and references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively.  References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 preferred shares.  The ADSs are evidenced by American Depositary Receipts, or ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder.

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, principally in “Item 3.  Key Information” and “Item 11.  Quantitative and Qualitative Disclosures about Market Risk.”  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions relating to, among other things:

•                                          general economic, political and business conditions, principally in Latin America, Brazil and the State of Minas Gerais, Brazil, or Minas Gerais;

•                                          inflation and changes in currency exchange rates;

•                                          enforcement of legal regulation in Brazil’s electricity sector;

•                                          changes in volumes and patterns of customer electricity usage;

•                                          competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

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

•                                          existing and future policies of the government of Minas Gerais, which we refer to as the State Government, including policies affecting its investment in us and the plans of the State Government for future expansion of electricity generation, transmission and distribution in Minas Gerais; and

•                                          other risk factors as set forth under “Item 3.  Key Information—Risk Factors.”

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

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

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

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

Selected Consolidated Financial Data

The following tables present our selected consolidated financial and operating information in U.S. GAAP as of the dates and for each of the periods indicated.  You should read the following information together with our consolidated financial statements, including the notes thereto, included in this annual report and the information set forth in “Item 5.  Operating and Financial Review and Prospects.”

The selected consolidated financial data as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report.  The selected consolidated data as of December 31, 2002, 2001 and 2000 and for the each of the two years ended December 31, 2001 and 2000 has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report.

U.S. dollar amounts in the table below are presented for your convenience.  Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$2.6550 per US$1.00, the noon buying rate as of December 31, 2004.  The real has recently experienced high volatility.  We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.  On May 18, 2005, the noon buying rate for reais was R$2.4625 per US$1.00.  See “— Exchange Rates.”

Selected Consolidated Financial Data

	As of and for the year ended December 31,
	2004	2004	2003	2002	2001	2000
	(in millions of US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)
Income Statement Data:
Net operating revenues
Electricity sales to final customers	3,224	8,561	7,179	5,458	4,587	4,478
Regulatory extraordinary rate adjustment(3)	34	89	63	281	789	—
Deferred rate adjustment (3)	241	640	199
Electricity sales to the interconnected power system	14	36	56	161	517	145
Use of basic transmission network	92	245	257	185	154	139
Other operating revenues	202	536	468	260	150	124
Tax on revenues	(924)	(2,453)	(2,190)	(1,473)	(1,191)	(1,130)
Total net operating revenues	2,883	7,654	6,032	4,872	5,006	3,756

Operating costs and expenses
Electricity purchased for resale.	(556)	(1,477)	(1,396)	(1,333)	(1,914)	(819)
Natural gas purchased for resale	(101)	(268)	(246)	(152)	(84)	(60)
Use of basic transmission network	(221)	(586)	(310)	(298)	(251)	(243)
Depreciation and amortization	(255)	(677)	(686)	(666)	(641)	(583)
Personnel	(297)	(788)	(710)	(532)	(531)	(466)
Regulatory charges	(324)	(861)	(585)	(548)	(420)	(433)
Third-party services	(124)	(329)	(325)	(265)	(216)	(195)
Employee post-retirement benefits	(58)	(153)	(109)	(207)	(293)	(238)
Materials and supplies	(31)	(83)	(88)	(78)	(70)	(71)
Gain on Gasmig sale	38	102	—	—	—	—
Other	(153)	(407)	(422)	(238)	(274)	(208)
Reversal (Provision) for loss on deferred regulatory assets (3)	(3)	(9)	174	(28)	(150)	—
Provision for loss on account receivable from State Government	—	—	(754)	—
Total operating costs and expenses	(2,085)	(5,536)	(4,703)	(4,345)	(5,598)	(3,316)

Operating income (loss)	798	2,118	1,329	527	(592)	440

Financial income (expenses), net	132	350	674	(525)	(48)	(42)

Income (loss) before income taxes and minority interests	930	2,468	2,003	2	(640)	398
Income taxes (expense) benefit	(275)	(731)	(607)	(26)	(78)	(32)
Minority interests	1	2	—	12	(1)	—
Net income (loss)	656	1,739	1,396	(12)	(719)	366

Other comprehensive income (loss)	(179)	(474)	(64)	242	203	19
Comprehensive income (loss)	477	1,265	1,332	230	(516)	385

Basic and diluted earnings (loss):
Per thousand common shares	4.04	10.73	8.61	(0.07)	(4.52)	2.30
Per thousand preferred shares	4.04	10.73	8.61	(0.07)	(4.52)	2.30
Per ADS	4.04	10.73	8.61	(0.07)	(4.52)	2.30

Balance Sheet Data:
Assets
Current assets	1,268	3,366	2,630	1,845	1,752	1,064
Property, plant and equipment, net (in service)	3,498	9,288	9,361	9,322	9,325	9,705
Construction in progress	717	1,903	1,556	777	516	592
Deferred regulatory assets — long-term	1,103	2,929	2,069	1,670	1,245	—
Account receivable from State Government	413	1,097	891	755	451	953
Other assets	252	669	612	1,139	773	484
Total assets	7,251	19,252	17,119	15,508	14,062	12,798

Liabilities
Current portion of long-term financing	534	1,417	1,660	946	451	502
Other current liabilities	895	2,376	1,869	2,097	1,713	1,042
Long-term financing	1,036	2,750	2,331	2,593	2,029	1,088
Employee post-retirement benefits-long-term	605	1,606	1,023	1,091	1,475	1,803
Shareholders’ equity	3,469	9,209	8,524	7,442	7,543	8,162
Capital stock	538	1,428	1,428	1,428	1,396	1,396

	As of and for the year ended December 31,
	2004	2004		2003		2002		2001		2000
	(US$)(1)	(In R$ or US$ as indicated, except outstanding shares data)
Other Data:
Weighted average outstanding shares — basic and diluted (thousands)
Common	—	70,874,168		70,874,168		70,874,168		69,495,478		69,495,478
Preferred	—	91,210,523		91,210,523		91,210,523		89,436,237		89,436,237
Dividends per thousand shares
Common	1.35	R$	3.58	R$	1.54	R$	2.04	R$	0.65	R$	1.18
Preferred	1.35	R$	3.58	R$	1.54	R$	2.04	R$	0.65	R$	1.18
Dividends per ADS
Preferred	1.35	R$	3.58	R$	1.54	R$	2.04	R$	0.65	R$	1.18
Dividends per thousand shares(4)
Common	—	US$	1.35	US$	0.53	US$	0.58	US$	0.28	US$	0.60
Preferred	—	US$	1.35	US$	0.53	US$	0.58	US$	0.28	US$	0.60
Dividends per ADS(4)
Preferred	—	US$	1.35	US$	0.53	US$	0.58	US$	0.28	US$	0.60

(1)                                   Converted at the exchange rate of US$1.00 to R$2.6550, the noon buying rate as of December 31, 2004.  See “— Exchange Rates.”

(2)                                   In millions, except per share/ADS data.

(3)                                   See Note 4 to our consolidated financial statements.

(4)                                   This information is presented in U.S. dollars at the noon buying rate in effect as of the end of each year.

Exchange Rates

Prior to March 14, 2005 there were two principal foreign exchange markets in Brazil - the commercial rate exchange market and the floating rate exchange market.  Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market.  The floating market rate generally applied to transactions to which the commercial market rate did not apply.  Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods.  As of February 1, 1999, the Central Bank of Brazil (Banco Central do Brazil), or the Central Bank, placed the commercial rate exchange market and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets.

On March 6, 2005, the National Monetary Council (Conselho Monétario Nacional) enacted Resolution No. 3,265 that, effective March 14, 2005, consolidated the two foreign exchange markets into one foreign exchange market for the general purpose of making foreign exchange transactions simpler and more efficient.  All foreign exchange transactions are now carried out in this single foreign exchange market through financial institutions authorized to operate in the market.  Additional regulations governing the new foreign exchange market are pending approval and enactment by the Brazilian government.  We cannot predict the actual impact of the enactment of such new regulations on the new foreign exchange market.

Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.  From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably.

During 2000, 2001 and 2002 the real declined against the U.S. dollar.  Nevertheless, in 2003, the real appreciated significantly against the U.S. dollar due to the adoption of new monetary and fiscal policies by the new Federal Government.  In 2004 and the first four months of 2005, the real continued to appreciate against the U.S. dollar, mostly due to the worldwide U.S. dollar depreciation and the tightening of the domestic monetary policy. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political instability or other factors. The real may depreciate or appreciate against the

U.S. dollar and other currencies substantially in the future. Any exchange rate fluctuations may also affect our financial condition.

The table below sets forth, for the periods indicated, the low, high, average and period-end noon buying rates for reais, expressed in reais per US$1.00.

	Reais per US$ 1.00
Month	Low	High	Average	Period-end

November 2004	2.7277	2.8630	2.7877	2.7310
December 2004	2.6510	2.7800	2.7150	2.6550
January 2005	2.6115	2.7227	2.6895	2.6115
February 2005	2.5640	2.6310	2.5971	2.5846
March 2005	2.6103	2.7755	2.7061	2.6660
April 2005	2.5135	2.6572	2.5760	2.5330
May 2005 (through May 18, 2005)	2.4528	2.5147	2.4752	2.4625

	Reais per US$ 1.00
Year Ended December 31,	Low	High	Average	Period-end

2000	1.7230	1.9840	1.8301	1.9510
2001	1.9380	2.7880	2.3527	2.3120
2002	2.2730	3.9450	2.9213	3.5400
2003	2.8230	3.6640	3.0757	2.8950
2004	2.6510	3.2085	2.9262	2.6550

Source: Federal Reserve Bank of New York

Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs.  We will make any distributions with respect to our preferred shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of ADSs.  Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares on the Brazilian stock exchange where they are traded.  Exchange rate fluctuations may also affect our results of operations.  See “—Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect our results of operations and financial condition.”

Risk Factors

You should consider the following risks as well as the other information in this annual report in evaluating an investment in our company.

Risks Relating to CEMIG

We are controlled by the State Government which may have interests that are different from yours.

As our controlling shareholder, the government of the State of Minas Gerais exercises substantial influence on the management and orientation of the business of CEMIG.  Further, the present Governor of the State of Minas Gerais is a member of a party which is in opposition to the present Federal Government.  It is not possible to analyze the impact and effects this may have on us or our results of operations.

The government of the State of Minas Gerais currently holds 51% of our common shares and, consequently, has the right to the majority of votes in decisions of the General Meetings of our Shareholders, and can (i) elect the majority of the members of the Board of Directors of CEMIG, and (ii) decide matters requiring approval by a specific majority of our shareholders, including transactions with related parties, shareholding reorganizations and the date and payment of any dividends.

The operations of CEMIG have had and will continue to have an important impact on the commercial and industrial development of the State of Minas Gerais, and on its social conditions.  In the past, the State Government has used, and may use in the future, its status as our controlling shareholder to decide that we should engage in certain activities and make certain investments aimed, principally, to promote its political, economic or social objectives and not necessarily to meet the objective of improving our business and/or operational results.

We may not be able to collect a significant receivable from the State Government.

We have a significant receivable from the State Government under the CRC Account Agreement, which totaled R$1,097 million as of December 31, 2004.  Historically we have been facing difficulties in collecting such receivable.  We are currently offsetting amounts that are due from the State under the CRC Account Agreement against payments of dividends and interest on capital that we are required to pay to the State Government as our shareholder, as allowed under the third amendment to the CRC Account Agreement.  On November 19, 2004, our Board of Directors unanimously approved the main terms of a fourth amendment to the CRC Account Agreement, which includes an increase from 25% to 50% to the amount of dividends and interest on capital due to the State that we are entitled to offset against amounts due under the CRC Account Agreement.  This amendment is still subject to approval by the State Government, and execution of such amendment depends on the approval of ANEEL, our shareholders and the state congress of the State of Minas Gerais. No assurance can be given that all such approvals will be obtained or, if obtained, that any of the installment payments under this amendment will be paid when due or at all.  Furthermore, no assurance can be given that additional loss provisions with respect to receivable will not be recorded in future periods.  See “Item 10.  Additional Information—Material Contracts—CRC Account Agreement”.

We are subject to extensive governmental legislation and regulation.

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian power industry, in particular, the electricity industry.  As part of the restructuring of the industry, Federal Law No. 10,848 of March 15, 2004, (“Law No. 10,848/04” or the “New Industry Model Law”) introduced a new regulatory framework for the Brazilian electricity industry.

Law No. 10,848/04 remains subject to the implementation of resolutions by ANEEL.  Moreover, the constitutionality of Law No. 10,848/04 is currently being challenged before the Brazilian Supreme Court.  The Brazilian Supreme Court has not yet reached a final decision and, therefore, Law No. 10,848/04 is currently in force.  If all or a portion of Law No. 10,848/04 is considered to be unconstitutional by the Brazilian Supreme Court, all or a portion of the regulatory scheme introduced by Law No. 10,848/04 may not come into effect, generating uncertainty as to how and when the Federal Government will be able to introduce changes to the electricity industry.  Accordingly, we cannot now evaluate the impact of the new regulation to be issued by ANEEL or the adverse impact of a decision on the constitutionality of Law No. 10,848/04 would have on our future activities, results of operations and financial condition.

Companies holding concessions for distribution of electricity are required to purchase all of their electricity demand by means of public auctions.  We may not be able to pass on through our distribution rates a portion of the costs of our electricity purchases.

Under the New Industry Model Law, an electricity distributor must contract in advance, through public auctions conducted by the Electric Energy Trading Chamber (CCEE – Câmara de Comercialização de Energia Elétrica), in accordance with laws determined by the Ministry of Mines and Energy, or MME, at least 100% of its forecasted electricity needs for the following five years.  The New Industry Model Law establishes the conditions for passing through energy purchase volumes and prices.  If the energy we purchase in the public auctions is less than 100% of our total captive consumption (which excludes Free Consumers, as defined in this annual report), we may be subject to fines which have not yet been determined by ANEEL and we may not be able to pass on the full costs of our additional energy purchases, which may be at higher prices, to our customers.  If the energy we purchase in the public auction is more than 103% of our total captive consumption, we have to assume the price risk of buying in the public auctions and selling in the spot market.

The New Industry Model Law limits our ability to pass through the cost of electricity purchases to our customers if our costs exceed the Annual Reference Value (Valor Anual de Referência) established by ANEEL, which is based on the weighted average price paid by all distribution companies in the public auctions for electricity from new generation undertakings to be delivered three and five years from the date of any such auction.

Considering the numerous factors that affect our electricity demand forecasts, including economic and population growth, and our required purchase of energy from Itaipu in an amount determined by the Federal Government, we cannot assure you that our forecasted electricity demand will be accurate and this may have an adverse effect on our business, results of operations and financial condition.

New rules for the sale of electric energy and market conditions may affect our generation sale prices.

The contracts by which we had initially contracted all of our generation capacity with regulated prices (the “Initial Contracts”) began to phase out at the end of 2002 at the rate of 25% each year and we expect they will be completely phased out in 2005.  Even if we are able to contract all generation capacity liberated from such contracts, we are not able to predict the price at which we will be able to contract such energy.

Additionally, we still have capacity from undertakings yet to be operational that we are planning to sell under the auctions for new undertakings to be held under the Regulated Contracting Environment (as defined in this annual report).  Legislation allows distributors that contract with our generation company under the Regulated Contracting Environment to reduce the quantity contracted under these contracts until a certain limit, exposing the generation company to the risk of failing to contract this reduced energy with adequate prices.

Contracts with consumers allowed to purchase energy directly from generating companies or energy traders (generally consumers with demand equal to or greater than 3 MW, and referred to as “Free Consumers”) will also give such consumers the flexibility to purchase less energy from us than was originally contracted for by such consumers, which may adversely impact our business, results of operations and financial condition.

If we are unable to contract our remaining capacity of energy liberated from existing contracts and energy from new undertakings at adequate prices, our revenues and our results of operations may be adversely affected.

ANEEL has substantial discretion to establish the rates we charge.  Such rates are determined pursuant to concession contracts entered with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments:  (1) the annual adjustment; (2) the periodic revision; and (3) the extraordinary revision.  We are entitled to apply each year for the annual adjustment, which is designed to offset some of the effects of inflation on rates and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission and distribution facilities.  In addition, ANEEL carries out a periodic revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual rate adjustments, the intended effect of which is to reward the good management of our costs while sharing any related gains with customers.  We are also entitled to request an extraordinary revision of our rates if unpredictable events significantly alter our cost structure.  The periodic revision and extraordinary revision are subject to a certain degree of ANEEL’s discretion.

We cannot assure you that ANEEL will establish rates that will adequately compensate us and that our revenues and results of operations will not be adversely affected.  In addition, to the extent any of these adjustments are not granted by ANEEL in a timely manner, our business, results of operations and financial condition may be adversely affected.

We are strictly liable for any damages resulting from inadequate rendering of electricity services, and our contracted insurance policies may not fully cover such damages.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity services.  In addition, the damages caused to end consumers as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the Operador Nacional do Sistema (National System Operator, or “ONS”) or the ONS itself, shall be shared among generation, distribution and transmission companies.  Until a final criteria is defined, the liability for such damages shall be shared in the proportion of 60% to distribution agents, 20% to transmission agents and 20% to generation agents.

We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.

As a state controlled company, we are subject to rules and limits on the level of credit applicable to the public sector issued by the National Monetary Council and by the Brazilian Central Bank.  These rules set certain parameters and conditions for financial institutions to be able to offer credit to public sector entities.  Thus, if we do not meet these conditions, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan or in refinancing our financial obligations.  Brazilian legislation also establishes that a state-controlled company, in general, may only use proceeds of external or local transactions (debt, including bonds) to refinance financial obligations for which there is no other source of repayment.  As a result of these regulations, our capacity to incur debt is again limited, and this could negatively affect the implementation of our investment plan or the refinancing of our obligations.

There are contractual restrictions on our capacity to incur debt.

We are subject to certain restrictions on our ability to incur debt due to covenants set forth in our loan agreements.  In the event of our non-compliance with any such covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable.  Early maturity of our obligations could adversely affect our financial condition especially in light of cross default provisions in several of our loan and financing contracts.  The existence of limitations on our indebtedness could prevent us from borrowing to finance our operations or to refinance our existing obligations which could adversely affect on business, results of operations and financial condition.

We could be penalized by ANEEL for failing to comply with the terms of our concession agreements, which could result in fines, other penalties and, depending on the severity of non-compliance, expropriation of the concession agreements.

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian government through ANEEL.  ANEEL may impose penalties on us if we fail to comply with any provision of the concession agreements, including compliance with the established quality standards.  Depending on the severity of the non-compliance, these penalties could include:

•                                          fines per breach of up to 2.0% of the concessionaire’s revenues in the year ended immediately prior to the date of the relevant breach;

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

We cannot assure you that ANEEL will not impose penalties or terminate our concessions in the event of a breach.  Any compensation we may receive upon the termination of the concession contract may not be sufficient to compensate us for the full value of certain investments.  If any of our concession agreements are terminated and we are at fault, the effective amount of compensation could be reduced through fines or other penalties.  Termination or imposition of penalties could adversely affect our business, results of operations and financial condition.

We are uncertain as to the renewal of our concessions.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government.  The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process.  In 1995, in an effort to implement these constitutional provisions, the Federal Government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the electricity industry.  In accordance with the Concessions Law, as modified by the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government.

In light of the degree of discretion granted to the Federal Government by the Concessions Law and the concession contracts with respect to renewal of existing concessions, and given the lack of long-standing precedents with respect to the Federal Government’s exercise of such discretion and interpretation and application of the Concessions Law, we cannot assure you that new concessions will be obtained or that concessions will be renewed on terms as favorable as those currently in effect.  See “Item 4.  Information on the Company—Competition—Concessions” and “The Brazilian Power Industry—Concessions” in Annex A.  In addition, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for self consumption or sale to third parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

Non-renewal of our concessions could adversely affect our business, results operations and financial condition.

The present structure of the Brazilian electricity sector is highly concentrated in hydroelectric generation, which makes it subject to certain risks.

The Brazilian electricity industry, highly concentrated in hydroelectric generation, faces a natural limitation to its generation capacity.  Hydroelectric power plants cannot generate more electricity than is made possible by the country’s water resources.  Natural factors could affect our generating capacity, by increasing or reducing the level of reservoirs.  Control of the level of reservoirs by the ONS seeks to optimize the level of water available for hydroelectric generation in each of the power plants associated with the respective reservoirs.  In this context, the ONS could, for example, prevent a generating plant located at the beginning of a river from increasing its throughput of water, if this were to negatively affect the other plants further down the same river.  In the same way, the ONS may decide to increase thermal generation and reduce hydro generation in order to conserve water in the reservoirs.

Periods of drought could lead to a reduction of the hydro generating capacity, thus obliging us to buy energy in the wholesale market to meet the selling contracts we have made.  Shortages and/or rationing due to bad hydrological conditions could result in a reduction of revenue and reduced cash flow.  Any limitation on our electricity generation capacity could adversely affect our business, results of operations and financial condition.

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

Our operations related to the generation, transmission and distribution of electricity as well as to the distribution of natural gas, are subject to various federal, state and municipal laws and regulations, and also to numerous requirements relating to the protection of health and the environment.

Non-compliance with environmental laws and regulations could, independently of the obligation to redress any damages that may be caused, result in criminal and administrative sanctions being applied.  Based on Brazilian legislation, criminal penalties such as restricting rights, and even imprisonment, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities.  With respect to administrative sanctions, depending on the circumstances, the environmental authorities may impose warnings and fines, require partial or total suspension of activities; suspend or restrict tax benefits or cancel or suspend financing lines from governmental lending establishments as well as prohibit the entity from contracting with governmental agencies, companies and authorities.  Any of these events could adversely affect our business, results of operations or financial condition.

Our level of consumer default could adversely affect our business, results of operations and financial condition.

As of December 31, 2004, our total past due receivables from final consumers were approximately R$596 million, corresponding to 7.7% of our net revenue for 2004.  Approximately 13.4% of the past due receivables were owed by entities in the public sector.  We may be unable to recover debts from several municipalities and other defaulting clients which are being renegotiated.  If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition.

We may not be able to complete our proposed capital expenditure program.

We plan to spend approximately R$6.4 billion during the period from 2005 through 2009 on the construction of new power installations and the refurbishment and maintenance of existing power plants and transmission and distribution systems.  Our ability to carry out this capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other factors.  In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law.  We cannot give you any assurance that we will have the financial resources to complete this program.

Our ability to distribute dividends is subject to limitations.

Whether or not you receive a dividend depends on the amount of the mandatory distribution required under our bylaws, whether our financial condition permits us to distribute dividends under Brazilian law, and whether our shareholders, on the recommendation of our Board of Directors acting in its discretion, determine that our financial condition warrants a suspension of the distribution of dividends.

Because we are a holding company with no revenue-producing operations other than those of our subsidiaries, we will be able to distribute dividends to shareholders only if we receive dividends or other cash distributions from our subsidiaries.

Our investment in the telecommunications sector may not have the return we expect.

Empresa de Infovias S.A., our telecommunications subsidiary, began operations in January 2001 and its subsidiary, WAY TV Belo Horizonte S.A., or WAY TV, began operations in 2002.  We consider these businesses to be a strategic use of our existing infrastructure.  The telecommunications business will require additional investments to be considered complete and competitive.  We perform periodic evaluations of Empresa de Infovias S.A. and WAY TV, in order to determine their ability to run their businesses on a stand-alone and profitable basis, as well as to determine the need for an impairment reserve for this investment.  Although currently available projections do not indicate a need for an impairment reserve, we can not assure that such an impairment reserve will not be required or that our investment in the telecommunications sector will not have an adverse impact on our financial condition.

We operate without general third party liability and catastrophe insurance policies.

We do not have general third party liability insurance covering accidents and have not asked for bids relating to this type of insurance.  However, we may contract for this type of insurance in the future.  In addition, we have not asked for bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods, for business interruption risk or for operating system failures.  Accidents or catastrophic events may adversely affect our business, results of operations or financial condition.  See “Item 10.  Additional Information—Insurance.”

We will need short-term funds to pay and refinance our obligations.

On December 31, 2004, our total debt was R$4,167 million, of which R$1,417 million matures in 2005.

We will need funds in the short term to pay and refinance these obligations.  For this reason, we intend to refinance our debt profile in 2005 to lengthen maturities.  We plan to raise approximately R$1.5 billion in 2005.

We cannot assure you that we will be able to raise these funds prior to the maturities of our current debt obligations, in the amounts necessary or at competitive rates.  If the refinancing does not successfully take place, we may not be able to pay our debt.  On the other hand, if we simply pay our debt without refinancing, our investment program could suffer significant delays, which could adversely affect our business, results of operations or financial condition.

We are exposed to foreign exchange rate risk.

As of December 31, 2004, approximately 26.9% of our total indebtedness was denominated in currencies other than the real (76.6% in U.S. dollars).  If the U.S. dollar/real exchange rate appreciates, our financing expenses will increase and our results of operations and financial condition could be adversely affected.  While 37.0% of our debt denominated in foreign currencies is subject to currency swaps that convert our foreign currency obligations into reais in order mitigate this risk, we cannot assure you that these hedging arrangements will be sufficient to avoid an adverse effect on our business, results of operations and financial condition in case of unfavorable exchange rate fluctuations.

We may incur losses in connection with pending litigation and arbitration.

We are currently defending several legal proceedings relating to civil, administrative, environmental, tax and other claims.  These claims involve a wide range of issues and seek substantial amounts of money.  Several individual disputes account for a significant part of the total amount of claims against us.  Our consolidated financial statements include reserves relating to litigation and arbitration claims totaling R$303 million as of December 31, 2004 (excluding labor-related matters) for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation.  In the event that our reserves for litigation and arbitration claims prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have an adverse effect on our business, results of operations or financial condition.

Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees.  We have entered into a collective bargaining agreement with the labor unions representing most of these employees.

We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and hazardous occupation compensation.  As of December 31, 2004, these employees were seeking, in the aggregate, approximately R$138.5 million in compensation, and at that date we had accrued a liability of approximately R$110.8 million for losses we expect from these claims. For a more detailed discussion of labor-related proceedings, see “Item 8.  Financial Information—Legal Proceedings—Labor and Pension Fund Obligations.”

We have not experienced any material labor unrest during the last four years.  Nevertheless, our operations might be interrupted by a labor disturbance in the future.  We do not carry insurance for losses incurred as a result of business interruptions caused by labor action.  In the event of a strike, we might face an immediate loss of revenue.

Contract disputes, strikes, legal claims or other types of conflicts relating to our employees or the labor unions that represent them may have an adverse effect on our business, results of operations or financial condition and our ability to maintain ordinary service levels or otherwise operate our business in the manner that our customers expect.

Foreign shareholders may not be able to enforce judgments against our directors or officers.

All of our directors and officers named in this annual report reside in Brazil.  Substantially all of our assets, as well as the assets of these persons, are located in Brazil.  As a result, it may not be possible for foreign shareholders to effect service of process within the United States or other jurisdictions outside Brazil upon these persons, attach their assets, or enforce against them or us in United States courts, or the courts of other jurisdictions outside Brazil, judgments predicated upon the civil liability provisions of the securities laws of the United States or the laws of such other jurisdictions.  See “Item 10.  Additional Information—Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons.”

Effective control of CEMIG is subject to judicial challenge.

In connection with the purchase in 1997 of approximately 33% of our common shares by Southern Electric Brasil Participações Ltda., or Southern, the State Government entered into a shareholders’ agreement with Southern, granting Southern control over certain significant corporate decisions.  In 1999, the State Government filed a lawsuit seeking to nullify the shareholders’ agreement on constitutional grounds.  In August 2001, after several rulings and appeals, the Minas Gerais State Court of Appeals ruled that the shareholders’ agreement is null and void.  In December 2003, this ruling was appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which upheld the Minas Gerais State Court of Appeals ruling.  The decision of the Superior Court of Justice is subject to request for amendment and therefore the effective control of CEMIG remains subject to further judicial challenge in the Supreme Court (Supremo Tribunal Federal).  As a result, Southern could retroactively challenge the legitimacy of certain decisions taken by our Board of Directors while these legal proceedings are pending.  See “Item 8.  Financial Information—Legal Proceedings—Shareholders’ Agreement” and “Item 10.  Additional Information—Material Contracts—Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern.”

Risks Relating to Brazil

The Brazilian government exercises a significant influence on the Brazilian economy.  Political and economic conditions can have a direct impact on our business.

The Brazilian government intervenes frequently in the country’s economy, in monetary, fiscal and regulatory policy.  Our business, results of operations or financial condition may be adversely affected by changes in government policies, and also by:

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

•                                          control on capital flow; and

•                                          limits on foreign trade.

Measures by the Brazilian government to maintain economic stability, and also speculation on any future acts of the government, can generate uncertainties in the Brazilian economy and increased volatility in the domestic capital markets, adversely affecting our business, results of operations or financial condition.  If the political and economic situations deteriorate, we may face increased costs.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our preferred shares.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Brazilian government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and action taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market.  According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, a consumer price index, the Brazilian annual inflation rates were 12.5%, 9.3% and 7.6% in 2002, 2003 and 2004, respectively.  No assurance can be given that inflation will remain at these levels.

Future measures taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business, results of operations and financial condition.  If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure.

Substantially all of our cash operating expenses are denominated in reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our business, results of operations and financial condition or adversely affect the market value of our preferred shares and as a result, our ADSs.

Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of the ADSs and our preferred shares.

The Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and currencies of other countries.

The real depreciated against the noon buying U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 18.25% against the U.S. dollar in 2003 and a further 8.1% in 2004, no assurance can be given that the real will not depreciate against the U.S. dollar again.  On May 18, 2005, the noon buying U.S. dollar/real exchange rate was R$2.4625 per U.S.$1.00.  See “— Exchange Rates”.

There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at current levels. Although we have managed our existing U.S. dollar debt obligations in order to protect against fluctuations in the dollar/real exchange rate, we could in the future experience monetary losses relating to these fluctuations. See “Item 11. — Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk” for information about our foreign exchange risk hedging policy.

Depreciations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us.  Currency depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies.  Currency depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of preferred shares and, as a result, the ADSs. On the other hand, appreciation of the real against the U.S. dollar may lead to deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our preferred shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and markets conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’

reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including us. This could also make it more difficult for us access the capital markets and finance our operations in the future on acceptable terms or at all.  Due to the characteristics of the Brazilian electricity industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations which could adversely affect our business, results of operations and financial condition.

Risks Relating to the Preferred Shares and ADSs

The preferred shares and ADSs generally do not have voting rights.

In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the ADSs, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances.  Holders of ADSs may also encounter difficulties in the exercise of certain rights, included limited voting rights.  Under some circumstances, such as failure to provide the depositary with voting materials on a timely basis, holders of ADSs may not be able to vote by instructing the depositary.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies.  The Federal Government imposed remittance restrictions for approximately three months in late 1989 and early 1990.  Restrictions like these would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, from reais into U.S. dollars and the remittance of U.S. dollars abroad.  We cannot assure you that the Federal Government will not take similar measures in the future.  See “Item 3.  Key Information—Exchange Rates.”

Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto.  If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration.  Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless you obtain your own certificate of registration under Resolution No. 2,689 of January 26, 2000, of the Brazilian Conselho Monetário Nacional, or National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges.  If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred shares.  If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process.  Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Comissão de Valores Mobilíarios (the Brazilian securities regulatory body), or the CVM.  In order to complete this process, the investor will usually need to have a consultant or attorney who has expertise in Central Bank and CVM regulations.  Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares abroad or the return of your capital in a timely manner.  If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions.  See “Item 10.  Additional Information—Taxation—Brazilian Tax Considerations.”

We cannot assure you that the depositary bank’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional Brazilian restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States.  This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so.  The Bolsa de Valores de São Paulo — BOVESPA, or São Paulo Stock Exchange, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately US$241.8 billion as of December 31, 2004 and an average monthly trading volume of approximately US$9.5 billion for 2004.  In comparison, the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of US$19.8 trillion as of December 31, 2004 and an average monthly trading volume of approximately US$968.2 billion for 2004.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented approximately 66.9% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2004.  The top ten stocks in terms of trading volume accounted for approximately 49.5% of all shares traded on the São Paulo Stock Exchange in 2004.  See “Item 9.  The Offer and Listing—Trading Market.”

Shareholders may receive reduced dividend payments if our net income does not reach certain levels.

Under the Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net income for the preceding fiscal year, based on our financial statements prepared in accordance with the accounting practices adopted in Brazil, with holders of preferred shares having priority of payment.  In addition, our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 10% of the par value of our shares or 3% of the book value of our shares.  If we do not have net income or our net income is insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made.  However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions were not made for a fiscal year.  See “Item 8.  Financial Information—Dividend Policy and Payments” for a more detailed discussion.

Holders of the ADSs and holders of preferred shares have less well-defined shareholders’ rights than holders of shares in U.S. companies.

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

Item 4.           Information on the Company

Organization and Historical Background

We were organized in Minas Gerais, Brazil on May 22, 1952 as a sociedade de economia mista (a state-controlled mixed capital company) with limited liability and indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree 3,710 of February 20, 1952.  Our full legal name is Companhia Energética de Minas Gerais–CEMIG, but we are also known as CEMIG.  Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil.  Our main telephone number is (55-31) 3299–3711.

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, we have incorporated two wholly-owned subsidiaries of CEMIG – Cemig Geração e Transmissão S.A., referred to as Cemig Generation and Transmission, and Cemig Distribuição S.A., referred to as Cemig Distribution.  Cemig Generation and Transmission and Cemig Distribution were created to carry out the activities of generation and transmission, and distribution, respectively.

On August 4, 2004 the State of Minas Gerais issued Law 15,290 governing the corporate restructuring of CEMIG.  Subsequently, ANEEL, by Resolution 407/2004 dated December 23, 2004, approved our proposal for transfer of the concessions, assets and liabilities to the two new companies created, with CEMIG being maintained as a holding company.  On December 30, 2004, an extraordinary general shareholders’ meeting of CEMIG authorized the transfer of assets and liabilities of CEMIG to the two wholly-owned subsidiaries – Cemig Generation and Transmission and Cemig Distribution.  On the same date, extraordinary general shareholders’ meetings of Cemig Generation and Transmission and of Cemig Distribution were held and approved capital increases of such subsidiaries.  Pursuant to such shareholders’ meetings, CEMIG subscribed newly issued shares of each such subsidiaries, which shares were paid in with assets of CEMIG. As a consequence of this process, the assets and liabilities of the generation and transmission assets and distribution assets, were transferred to Cemig Generation and Transmission and Cemig Distribution, respectively.  Cemig Generation and Transmission and Cemig Distribution began their operations on January 1, 2005.

The following chart shows our corporate structure as of May 18, 2005:

Through our subsidiaries, we are the largest integrated concessionaire of electric power generation, transmission and distribution in Brazil.  We operate our generation, transmission and distribution businesses pursuant to concession agreements with the Federal Government.  Until 1997, we had individual concessions for each of our generation facilities and for various regions within our distribution area.  On July 10, 1997, we entered into new concession agreements with ANEEL that consolidated our various generation concessions into one agreement and our several distribution concessions into four distribution concessions covering the northern, southern, eastern and western regions of Minas Gerais.  On the same date, we also entered into a new concession agreement with ANEEL with respect to our transmission operations.  In connection with the unbundling, our concessions will be transferred to Cemig Generation and Transmission and Cemig Distribution, although we cannot assure you of the timing of that transfer as it will be determined by ANEEL.

At December 31, 2004,  we generated electricity at 47 hydroelectric plants,  four thermoelectric plants and one wind farm, and had a total installed capacity of 5,949 MW.  At the same date, we owned and operated 3,017 miles of transmission lines and 238,309 miles of distribution lines.  We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

The Brazilian electricity industry has undergone extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subjected to increased competition.  For a more detailed description of regulatory changes that affect our business, see “The Brazilian Power Industry” in Annex A.

Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies.  In 1986, we created Companhia de Gás de Minas Gerais—GASMIG, or Gasmig, as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais.  In December 2004 we sold a 40% stake in Gasmig to Petrobras Gás S.A – Gaspetro, or Gaspetro, and TSS Participações S.A, or TSS, both of which are wholly-owned subsidiaries of Petrobras S.A, for approximately R$154 million.  See “Item 10.  Additional Information—Material Contracts—Gasmig Shareholders Agreement and Association Agreement.”

Additional Minas Gerais state legislative changes enacted in 1997 authorized us to participate in non-energy activities that can be carried out using our operating assets.  In January 1999, we incorporated Empresa de Infovias S.A., a telecommunication service provider, as a joint venture with AES Força Empreendimentos Ltda., part of the AES Corporation Group.  In 2002, we purchased AES Força Empreendimentos Ltda.’s interest in Empresa de

Infovias S.A.  We also provide consulting services and have entered into consulting agreements with electricity companies in several countries.

Brazil’s Energy Market

General

Traditionally, in the Brazilian electricity sector, generation, transmission and distribution activities are separated, but conducted by a small number of companies that had always been the property of either the Federal Government, or of governments of Brazil’s individual states.  In the last ten years, several companies controlled by the state were privatized, in an effort to increase efficiency and competition.  The previous administration stated its objective to privatize the state-controlled part of the electricity sector, but the present administration has stopped this process, and moved in a new direction toward implanting a “New Model” for the Brazilian electricity sector as set forth in Law No. 10,848, of March 15, 2004.

The New Model

The main objectives of the new model are to guarantee:  (i) security of supply; and (ii) reasonableness of rates.  To guarantee supply, the new model creates the requirements (a) that distributors must contract their entire load, and will be responsible for making realistic projections of demand requirements and (b) that building new hydroelectric and thermal plants will be determined in ways that best balance security of supply and reasonableness of rates.  The means of achieving reasonableness of rates are to be the following:  (a) all purchases of electricity by distributors are to be by auction, on the lowest-rate criterion; (b) contracting is to be through the Pool system, as described below; and (c) contracting of load will be separated into two types of transactions, both of which will always be by auction: (i) contracting of the electricity of the new plants, which will target expansion; and (ii) contracting of the electricity of the existing plants, which will target the existing electricity demand.

The new model also creates two environments for the contracting of electricity supply:  (i) the Regulated Contracting Environment (ACR), for contracting of electricity to meet the demands of distributors supplying captive consumers under regulated rates; and (ii) the free contracting environment (ACL), for contracting of energy to supply Free Consumers, through freely negotiated contracts.  Distributors will be allowed to operate only in the regulated environment, while generators may operate in both, maintaining their competitive characteristic.

Expansion of the sector will be executed by the concession-granting power.  Two new institutional agents have been created: (i) the Energy Research Company (EPE), a state-controlled company responsible for execution of the planning of expansion of generation and transmission; and (ii) the Electricity Trading Chamber (CCEE), a private company, which is the successor of the Wholesale Energy Market, and is responsible for management of the joint contracting of electricity to meet the needs of regulated consumers (the “Pool” system).

Regulation under the new model

The Brazilian electricity industry is regulated by ANEEL.  After the enactment of Law No. 10,848, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by the MME and to respond to matters which are delegated to it by the Brazilian government and by the MME.  ANEEL’s current responsibilities include, among others, (i) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity rates, (ii)  enacting regulations for the electricity industry, (iii) implementing and regulating the exploitation of hydroelectric resources, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity generation entities and electricity purchasers and (vi) defining the criteria and methodology for the determination of transmission rates.

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in accordance with the provisions under the relevant concession contracts.  Each distribution company’s concession contract provides for an annual rate adjustment (reajuste anual).  In general, Parcel A costs are fully passed through to consumers.  Parcel A costs are the portion of the regular rate calculation formula, which provides for the recovery of certain costs that are not within the control of the distribution company.  Parcel B costs, which are costs that are under the control of the distributors, are restated for inflation in accordance with the General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index.

As part of our annual rate adjustment ANEEL, through Resolution No. 83 dated as of April 7, 2004, provided for an average increase in the rates that we can charge end users from April 2004 until April 2005.  In May 2004, ANEEL re-issued Resolution No. 83 and revised the basis for such average increase which resulted in lower rates. On April 6, 2005, through Resolution No. 87 ANEEL established an average rate adjustment of 23.88%. This adjustment includes a component of 1.67% representing an increase to recoup revenue we did not achieve in 2004 due to the lower rates under Resolution No. 83 as re-issued.

Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica) every few years.  These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (ii) determining the X factor, which is calculated based on expected productivity gains from increases in scale, evaluations by consumers (verified by ANEEL) and labor costs.

On April 8, 2003, we went through our first periodic rate revision and ANEEL established a 31.53% temporary average increase to be applied to our rates.  On April 4, 2005, through Resolution No. 71, ANEEL reconsidered such decision and established a 44.41% average increase to be applied to our rates.  In order to guarantee low rates to our end consumers, ANEEL only allowed us to reposition our rates up to 31.53% retroactive to April 8, 2003.  ANEEL has also indicated that the rate adjustments expected for the years from 2004 to 2007 will be adjusted to recover the difference between the average rate increase of 44.41% we were entitled to and the 31.53% rate adjustment that was authorized.  On April 8, 2005 our rate adjustment increase included a portion of the difference related to the difference between the average rate increase we were entitled to in 2004 and the rate adjustment authorized for that year.

In addition, concessionaires of electricity distribution are entitled to extraordinary review of rates (revisão extraordinária), on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

ANEEL has also issued regulations that govern the access to the distribution and transmission facilities and establish the rate for use of the local distribution grid, or Distribution Usage Rates (“TUSD”), and the rate for the use of the interconnected transmission grid, or Transmission Usage Rates (“TUST”).  The rates to be paid by distribution companies, generators and independent customers for use of the interconnected power system are reviewed annually.  The review of the TUST takes into account the revenues that are permitted of transmission concessionaires pursuant to their concession contracts.  For more detailed information regarding the rate-setting structure in Brazil, see “The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems” in Annex A.

Concessions

Under the Brazilian Constitution, companies seeking to construct or operate a generation, transmission or distribution facility in Brazil are required to apply for an authorization or a concession from the Federal Government which is generally granted through a public bidding process conducted by ANEEL.  Concessions grant exclusive rights to generate electricity in a particular plant, and to transmit or distribute electricity in a particular area for a specified period of time, generally 35 years for new generation concessions, 30 years for new transmission and distribution concessions, and 20 years for the renewal of existing concessions.  For more detailed information regarding concessions, see “The Brazilian Power Industry—Concessions” in Annex A.

Land Acquisition

The concessions granted to us by the Federal Government do not include a grant of the land upon which the plants are located.  Electricity concessionaires in Brazil typically have to negotiate with the individual landowners to obtain needed land.  However, in the event that a concessionaire is unable to obtain needed land in this way, such land may be condemned for the concessionaire’s use through specific legislation.  In cases of governmental condemnation, the concessionaires may have to participate in negotiations relating to the amount of compensation with landowners and the resettlement of communities to other locations.  Our resettlement policy has generally resulted in the settlement of condemnation disputes.

Unbundling under the New Industry Model

Law No. 10,848/04, which provides for the new industry model, prohibits holders of distribution concessions, permissions or authorizations that operate in the interconnected power system from:  (i) performing activities related to generation, transmission and sale of energy to Free Consumers at freely negotiated prices; (ii) holding interest in other companies, directly or indirectly, other than (a) in companies whose corporate purpose is to manage financial resources necessary for rendering of services or (b) as provided in the concession contracts; or (iii) performing activities outside their corporate purpose, except as provided by law and the concession contracts.  These restrictions do not apply to distributors:  (i) supplying energy to isolated electricity systems; (ii) supplying their own market, provided such market has a demand of less than 500 GWh/year and the totality of energy produced is destined to such market; or (iii) when funding, investing or borrowing funds destined to the distributor itself or a company of the same economic group, subject to prior agreement by ANEEL.  Similarly, holders of generation concessions or authorizations that operate in the interconnected system may not be affiliates or controlling shareholders of companies which are responsible for distribution activities.

Holders of concessions, permissions and authorizations for generation and distribution have 18 months in which to adapt to the rules for unbundling referred to above, from the date of publication of Law No. 10,848/04 – that is, until September 2005.  ANEEL may extend this period once, for 18 months, if the concessionaire is unable to comply with the requirements for reasons beyond its control.

In order to comply with regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, we have incorporated two wholly-owned subsidiaries of CEMIG – Cemig Generation and Transmission. and Cemig Distribution – created to carry out the activities of electricity generation and transmission, and distribution, respectively.  For more detailed information regarding these entities and the corporate restructuring of CEMIG, see “—Organization and Historical Background.”

Unbundling in the Concession Contracts

The obligation to implement the unbundling of the generation, transmission and distribution activities in separate operational companies was already provided for in several concession contracts.  According to such contracts, the corporate reorganization should have been concluded by December 31, 2000, but we failed to comply with this deadline.

As a result of such non-compliance, ANEEL imposed a fine of R$3.7 million on us at the beginning of 2001, which we contested, achieving not only its cancellation by ANEEL, but also a new deadline for completing the corporate reorganization, namely September 21, 2002.  Since we also failed to complete the process by the new deadline, ANEEL imposed another fine on us, of R$5.5 million, on November 11, 2002.  On April 3, 2003 we appealed this fine, applying for its suspension.  On February 23, 2005, ANEEL issued a ruling reducing the fine to R$2.7 million.  We continue to contest this fine.  No reserve has been recorded for this potential claim since we believe we have a meritorious defense against this and any other possible penalties that may be imposed regarding this matter.  We believe ANEEL is likely to analyze these proceedings taking into consideration the new regulations of the electricity industry, so that in practice, it is unlikely that there is going to be an outcome before September 2005.

Capital Expenditures

Capital expenditures for the years ended December 31, 2004, 2003 and 2002, in millions of reais, are as follows:

	Year ended December 31,
	2004	2003	2002

Empresa de Infovias S.A. equity acquisition	—	—	87
Others	10	4	16
Total capital expenditures under affiliates	10	4	103
Generation power projects — under Property, plant and equipment	679	594	413
Transmission network expansion	59	97	59
Distribution network expansion	245	263	278
Others	78	75	119
Total capital expenditures under property, plant and equipment	1,061	1,029	869
Total Capital expenditures	1,071	1,033	972

We currently project total capital expenditures of approximately R$2,068 million in 2005.  The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity.

Business Overview

General

During 2004, we generated at our own plants approximately 64.5% of the aggregate amount of energy sold by us to end users or lost due to technical and non-technical reasons, and we purchased the balance from third parties.  We are required, like other Brazilian electric utilities, to purchase electricity from Itaipu in an amount determined by the Federal Government based on our electricity sales.  See “—Generation and Purchase of Electric Power—Purchase of Electric Power—Itaipu.”  In addition, we purchase energy from other concessionaires and the interconnected power system.  See “—Generation and Purchase of Electric Power—Purchase of Electric Power—Interconnected Power System.”  We also purchase energy generated by self power producers, or SPPs, and independent power producers, or IPPs, that are located within our concession area.

The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

ELECTRIC ENERGY BALANCE (CEMIG MARKET)

	Year ended December 31,
(GWh)	2004	2003	2002
RESOURCES (1)	45,117	51,927	49,372
Electricity generated by CEMIG (2)	26,922	27,025	21,608
Electricity generated by auto-producers	1,581	1,650	1,234
Electricity generated by Ipatinga	237	351	348
Electricity generated by Barreiro	72	—	—
Electricity generated by Sá Carvalho (3)	468	305	425
Electricity generated by Horizontes (3) (4)	105	59	—
Electricity bought from Itaipu	11,936	12,220	12,735
Electricity bought from the national grid and other companies (5)	—	10,317	13,022
Electricity bought from CCEE and other companies (6)	3,796	—	—

REQUIREMENTS	45,117	51,927	49,372
Electricity delivered to final consumers (7)	36,669	35,248	34,862
Electricity delivered to auto-producers	1,472	1,323	1,323
Electricity delivered by Ipatinga	237	351	348
Electricity delivered by Barreiro	72	—	—
Electricity delivered by Sá Carvalho (3)	474	305	425
Electricity delivered by Horizontes (3)	80	59	—
Electricity delivered to the national grid and other companies (5)	—	9,720	7,863
Electricity delivered to the CCEE and other companies (6) (8)	1,798	—	—

Losses	4,315	4,921	4,551

(1)                    In 2004 there was a change in the method of calculating and recording transactions in the wholesale market and with other companies, as stated in Notes 5 and 6. This change is responsible for the variation in the figures for sources and demand from 2003 to 2004.

(2)                    Discounting the losses attributed to generation (637 GWh) and the internal consumption of the generating plants (22GWh).

(3)                    Up to 2003, these portions referred to the total amounts of energy available and demand. Beginning in 2004, the short-term transactions on the CCEE and with other companies are included in the items “Electricity bought from the CCEE and other companies” and “Electricity delivered to the CCEE and other companies”.

(4)                    Includes the generation by the Pai Joaquim small hydro plant.

(5)                    In previous years, this portion represented contracts and the physical interchanges between CEMIG’s network and the national grid, and also “optimization” supply.

(6)                    Beginning in 2004, this amount refers to contracts, purchases and sales of electricity under the CCEE, including the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).

(7)                    Includes electricity delivered to consumers outside the concession area.

(8)                    Includes 270 GWh of Initial Contracts and bilateral contracts with other agents of the CCEE.

Generation

According to ANEEL, at December 31, 2004, we were the seventh largest electric power generation concessionaire in Brazil as measured by total installed capacity.  At December 31, 2004, we generated electricity at 47 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 5,949 MW, of which hydroelectric plants accounted for 5,764 MW, thermoelectric plants accounted for 184 MW and our wind farm accounted for 1 MW.  Seven of our hydroelectric plants accounted for approximately 84% of our installed electric generation capacity in 2004.  We supplied approximately 93% of the electricity consumed in Minas Gerais during 2004.  During the year ended December 31, 2004, we generated approximately 64.5% of the aggregate amount of electricity we delivered to end users or lost due to technical and non-technical reasons.  See “—Energy Losses.”

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to end users.  We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, the interconnected power system and other concessionaires.  Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the national transmission grid regulated by the ONS.  See “The Brazilian Power Industry” in Annex A.  As of December 31, 2004, our transmission network in Minas Gerais consisted of 1,344 miles of 500 kV lines, 1,206 miles of 345 kV lines and 467 miles of 230 kV lines, as well as 32 substations with a total of 94 transformers and an aggregate transformation capacity of 15,393 MVA.

Distribution

We have a distribution concession in Minas Gerais that grants us rights to supply electric energy to consumers within our concession area except for consumers that may be eligible, in accordance with the legislation, to become Free Consumers (currently consumers with demand equal to or greater than 3 MW).  Our concession area covers approximately 219,103 square miles, or 96.7% of the territory of the state.  As of December 31, 2004, we owned and operated 238,309 miles of distribution lines, through which we supplied electricity to nearly 5.9 million customers.  At December 31, 2004, we were the largest electricity distribution concessionaire in Brazil in terms of GWh sold to end users.  Of the electricity we supplied to final customers as of December 31, 2004, 61.5% was to industrial customers, 17.4% was to residential customers, 9.4% was to commercial customers and 11.7% was to rural and other customers.  These figures include the energy sold by Barreiro and Pai Joaquim of 73 GWh and 29 GWh, respectively, which were not consolidated in our financial statements.

Other Businesses

While our main business consists of the generation, transmission and distribution of electric power, we also engage in the business of distributing natural gas in Minas Gerais through our majority-owned subsidiary Gasmig.  We also engage in the telecommunications business through our consolidated subsidiary Empresa de Infovias S.A., a company created for the purpose of providing a fiber-optic and coaxial cable network installed along our transmission and distribution lines through which telecommunication services can be provided.  We are also engaged in the national and international consulting business through our subsidiary Efficientia S.A.

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, for the periods indicated:

	Year ended December 31,
	2004	2003	2002
Electricity sales to final customers	8,561	7,179	5,458
Regulatory extraordinary rate adjustment	89	63	281
Deferred rate adjustment	640	199	—
Electricity sales to the interconnected power system	36	56	161
Use of basic transmission network	245	257	185
Natural gas sales	420	367	200
Services rendered	29	31	23
Telecommunication and other	87	70	37
Total	10,107	8,222	6,345

Generation

Generation

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2004:

Facility	Installed Capacity (MW)		Assured Energy(1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession Expires
Major Hydroelectric Plants
São Simão	1,710		1,281.00		1978		28.7	January 2015
Emborcação	1,192		497.00		1982		20.0	July 2005	(7)
Nova Ponte	510		276.00		1994		8.6	July 2005	(7)
Jaguara	424		336.00		1971		7.1	August 2013
Miranda	408		202.00		1998		6.9	December 2016
Três Marias	396		239.00		1962		6.7	July 2015
Volta Grande	380		229.00		1974		6.4	February 2017
Salto Grande	102		75.00		1956		1.7	July 2015
Sá Carvalho	78		58.00		2000	(2)	1.3	December 2024
Rosal	55		30.00		2004	(2)	0.9	May 2032
Itutinga	52		28.00		1955		0.9	July 2015
Camargos	46		21.00		1960		0.8	July 2015
Porto Estrela	37	(3)	18.60	(3)	2001		0.6	July 2032
Igarapava	30.5	(4)	19.72	(4)	1999		0.5	December 2028
Funil	88	(5)	43.61	(5)	2002		1.5	December 2035
Queimado	86.6	(6)	47.85	(6)	2004		1.5	January 2033
Pai Joaquim	23		13.91		2004		0.4	April 2032
Piau	18		8.00		1955	(2)	0.3	July 2015
Gafanhoto	14		6.68		1946		0.2	July 2015
Smaller Hydroelectric Plants	114		61.88		—		1.9	—
Thermoelectric Plants
Igarapé	131		93.00		1978		2.2	August 2024
Ipatinga	40		—		2000	(2)	0.7	December 2014
Barreiro	12.90		11.45		2004		0.2	April 2023
Formoso	0.4		0.22		1992		0.0	Indefinite
Wind Farm	1		0.30		1994		0.0	Indefinite
Total	5,949.4		3,597.22		—		100.0%	—

(1)              Assured Energy is the plant’s long-term average output, as established by ANEEL in accordance with studies conducted by the ONS.  Calculation of Assured Energy considers such factors as reservoir capacity and connection to other power plants.  Contracts with final customers and other concessionaires do not provide for amounts in excess of a plant’s Assured Energy.

(2)              Indicates our acquisition date.

(3)              Represents our interest in the Porto Estrela plant (33.3%).

(4)              Represents our interest in the Igarapava plant (14.5%).

(5)              Represents our interest in the Funil plant (49.0%).

(6)              Represents our interest in the Queimado plant (82.50%).

(7)              A renewal request for 20 more years was made to ANEEL in September 2004. See “—Concessions — Competition”.

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
Voltage of Connection Lines	2004		2003	2002
500 kV	4		6	6
345 to 230 kV	7		10	10
161 to 138 kV	42		6	6
69 to 13.8 kV	102	(1)	53	53
Total	155		75	75

	Step-Down Transformation Capacity(2) of Generation Substations
	As of December 31,
	2004	2003	2002
Number of step-down substations	52	48	48
MVA	6,433	6,240	6,240

(1)       We increased the circuit length of our 69 kV connection lines in 2004, because we bought the Rosal Facility and the Queimado Facility began operations.

(2)       Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Generation Assets

We have formed in Minas Gerais and other states of Brazil, the following wholly-owned subsidiaries to operate certain of our generation facilities and to hold the related concessions:

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

Rosal Energia S.A.  In November 2004 we bought the Rosal hydroelectric plant, which has installed capacity of 55 MW, from Caiuá Serviços de Eletricidade S.A., or Caiuá, for a payment of R$134 million.  The Rosal plant, the sole asset of Rosal Energia S.A., is located on the Itabapoana River, which runs along the border between the states of Espírito Santo (Municipality of Guaçuí) and Rio de Janeiro (Municipality of Bom Jesus de Itabapoana).  It operates in integrated connection with the Alegre and Mimoso do Sul electricity systems, which are owned by the electricity utility of the State of Espírito Santo, Escelsa (Espírito Santo Centrais Elétricas S.A.).  The plant’s first and second rotors started operating in December 1999 and January 2000, respectively.  It has a concession contract for 35 years, maturing in 2032.  ANEEL approved the transfer of control on December 20, 2004.

Cemig Capim Branco Energia S.A.  We incorporated Cemig Capim Branco Energia S.A. to develop the Capim Branco Power Facility in partnership with Companhia Vale do Rio Doce—CVRD, or CVRD, a mining company, Comercial e Agrícola Paineiras, an agricultural company, and Companhia Mineira de Metais, a metallurgic company.  The project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively.  See “Capim Branco Power Facility”, under

“Expansion of Generation Capacity” below.  As of December 31, 2004, we had invested R$24.2 million in this project.  We have entered into a purchase contract with Cemig Capim Branco Energia S.A. under which we will purchase the energy produced by Capim Branco I and Capim Branco II for 20 years from the date of the start of each plant’s commercial operations.  This contract was submitted to ANEEL in 2002 ANEEL and was approved in December 2004.  See “Item 8.  Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Horizontes Energia S.A.  We formed Horizontes Energia S.A., or Horizontes Energia, to generate and trade electricity as an IPP through the commercial operation of the following of our smaller hydroelectric plants:  the Machado Mineiro Power Plant (located on the Pardo River in the municipality of Ninheira in the State of Minas Gerais with an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais with an installed capacity of 2.37 MW); the Salto Voltão Power Plant (located on the Chapecozinho River in the town of Xanxerê in the State of Santa Catarina with an installed capacity of 6.76 MW); and the Salto do Passo Velho Power Plant (located on the Chapecozinho River in the town of Xanxerê in the State of Santa Catarina with an installed capacity of 1.66 MW), as well as other generating projects to be acquired or built with our participation.  The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025 and the concessions relating to the other plants expire on October 4, 2030.  Horizontes Energia S.A. currently has an agreement with clients to provide electricity from 2004 to 2005.  We entered into an agreement with Horizontes Energia S.A. under which it is obligated to purchase the energy generated by the power plants held by Horizontes Energia S.A. from January 2007 through December 2016, but the approval of this contract is pending.  We have requested that MME approve the volume of Assured Energy of Salto Voltão, which we expect to be 7.36 MW on average.  This approval is also still pending.

Usina Termelétrica Barreiro S.A.  We formed Usina Termelétrica Barreiro S.A. to participate, in partnership with Vallourec & Mannesmann—V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, located on Vallourec & Mannesmann’s premises in the Barreiro section of the city of Belo Horizonte in Minas Gerais.  See “Barreiro Thermoelectric Power Plant”, under “Expansion of Generation Capacity”, below.  As of December 31, 2004 we had invested R$24.4 million in this project.  ANEEL requested that we transfer our interest in Usina Termelétrica Barreiro S.A. to a company which we do not control.  To fulfill this request, a new company called Central Termelétrica de Cogeracão S.A. was formed in 2003 in partnership with Companhia de Saneamento de Minas Gerais—COPASA, or COPASA, the Minas Gerais state-controlled water and sewage company, as described below.  ANEEL has authorized Central Termelétrica de Cogeração S.A to trade energy.  Usina Termelétrica Barreiro S.A. still holds the assets of Barreiro thermoelectric power plant.

CEMIG PCH S.A.  We formed CEMIG PCH S.A. to generate and trade electric energy as an IPP.  ANEEL requested that we transfer our interest in CEMIG PCH S.A. to a company which we do not control.  To fulfill this request, a new company called Central Hidrelétrica Pai Joaquim S.A. was formed in 2003 in partnership with COPASA, as described below.  ANEEL has already authorized Central Hidrelétrica Pai Joaquim S.A to be an IPP.  CEMIG PCH S.A. still holds the assets of Pai Joaquim Small Hydroelectric Power Plant which amount to R$49 million as of December 31, 2004.

We also have a minority interest in the following companies:

Central Hidrelétrica Pai Joaquim S.A.  We formed Central Hidrelétrica Pai Joaquim S.A. in partnership with COPASA to satisfy ANEEL’s request to transfer the concession of Pai Joaquim to a company which we do not control.  Central Hidrelétrica Pai Joaquim S.A.’s main activity is the production and sale of electric energy through a small hydroelectric power plant, as an IPP of 23 MW.  These assets are still held by Cemig PCH S.A.  We have a 49% interest in Central Hidrelétrica Pai Joaquim S.A.  We and COPASA are now negotiating an increase of our interest in this company, which has to be approved by ANEEL.  We intend to sell this energy to some Free Consumers which are expected to pay higher prices than distribution companies.

Central Termelétrica de Cogeração S.A.  We formed Central Termelétrica de Cogeração S.A. in partnership with COPASA to satisfy ANEEL’s request to transfer our interest in Usina Termelétrica Barreiro S.A. to a company which we do not control.  Central Termelétrica de Cogeração S.A.’s main activity is the production and sale of electric energy through a thermoelectric power plant, as an IPP of 12.9 MW.  These assets are still held by

Usina Termelétrica Barreiro S.A.  Commercial generation began in February 2004.  We have a 49% interest in Central Termelétrica de Cogeração S.A.  We and COPASA are now negotiating an increase of our interest in this company, which has to be approved by ANEEL.

Expansion of Generation Capacity

Our capital investment plan submitted to ANEEL currently contemplates increasing the installed generation capacity of our hydroelectric facilities by 617 MW during the next three years through the construction of new power plants and the expansion of existing plants.  New generation projects have concession periods of 35 years, beginning on the date of the concession agreement.  The construction of the Capim Branco I and Capim Branco II hydroelectric power plants, the Pai Joaquim hydroelectric plant and the Barreiro thermoelectric power plant, discussed under “—Generation Assets” above, constitute a part of our capital investment plan.  The following is a brief description of our other projects, the completion of which are subject to various contingencies, certain of which are beyond our control:

Queimado Hydroelectric Power Plant.  Our partner in this project is Companhia Energética de Brasília, or CEB, a state-controlled electricity company.  CEB has a 17.5% interest and we have the remaining 82.5%.  The plant, with an installed capacity of 105 MW, is located on the Preto River, encompassing areas in the states of Minas Gerais and Goiás and in Brazil’s Federal District.  Construction on this project began on August 10, 2000.  The power plant began its commercial generation on April 9, 2004 with the operation of its first unit.  The commercial operation of the second and third units began on June 16, 2004 and July 8, 2004, respectively.  As of December 31, 2004, we had invested R$207.3 million in the project.  The concession relating to this plant expires on December 18, 2032.

Funil Hydroelectric Power Plant.  The Funil power plant, with an installed capacity of 180 MW, was built in the upper course of Grande River, in southern Minas Gerais.  Construction began on September 1, 2000 and commercial generation of the first unit began in January 2003.  Commercial generation of the second and third units began in June and July 2003 respectively.  We have a 49% interest in this project and our partner, CVRD, has a 51% stake.  As of December 31, 2004, we had invested R$155.5 million in this project.  The concession relating to this plant expires on December 20, 2035.

Aimorés Hydroelectric Power Plant.  The Aimorés power plant, that is under construction on the Doce River, will have an installed capacity of 330 MW.  We have a 49% interest in this enterprise and our partner, CVRD, has a 51% interest.  Construction began in May 2001 and commercial generation is scheduled to begin in June 2005.  As of December 31, 2004, we had invested R$495.8 million in this project.  The concession relating to this plant expires on December 20, 2035.  We and CVRD are defending a lawsuit related to licensing for this plant.  See “Item 8.  Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Irapé Hydroelectric Power Plant.  The Irapé power plant, which will have an installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais.  Construction began in April 2002 and commercial generation is expected to begin in August 2005.  As of December 31, 2004, we had invested R$802.0 million in this project, including R$67.5 million debentures bought by the State of Minas Gerais, using the dividends that were due to the State Government pursuant to an agreement between us and the State Government.  The concession relating to this plant expires on February 28, 2035.

Pai Joaquim Small Hydroelectric Power Plant.  This project, with an installed capacity of 23 MW, consists of the construction of a new hydroelectric power plant and the reassembly of the existing Pai Joaquim powerhouse.  It is located on the Araguari River in the western part of Minas Gerais.  Construction started in April 2002 and the commercial generation began on March 31, 2004.  As of December 31, 2004 we had invested R$49.1 million in this project.  The concession relating to this plant expires on April 4, 2032.

Capim Branco Power Facility.  This project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively.  These power plants will be built on the Araguari River in the western part of Minas Gerais.  Construction of Capim Branco I began in September 2003 and Capim Branco II in March 2004.  Commercial generation at Capim Branco I is expected to begin in January 2006.  Commercial generation at Capim Branco II is expected to begin in December 2006.  As of

December 31, 2004 we had invested R$24.2 million in this project.  The concessions relating to these plants expire on August 29, 2036.

Barreiro Thermoelectric Power Plant.  This project consists of the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, which utilizes blast furnace gas and charcoal tar as fuel.  The construction of the plant, located on Vallourec & Mannesmann’s premises in the Barreiro section of the city of Belo Horizonte in Minas Gerais, began in April 2002.  We were the manager of the engineering, procurement and construction contract for this project, and we are also responsible for the operation and maintenance of the plant.  Vallourec & Mannesmann provides the facilities, supplies the fuel and signed a power purchase agreement to assure a guaranteed return on investment to us.  Commercial generation began on February 21, 2004.  As of December 31, 2004 we had invested R$9.3 million in this project.

Co-generation Joint Ventures with Customers

We intend to enter into joint ventures with industrial customers to develop co-generation facilities.  These facilities would be built on customers’ premises and would generate electricity using fuel supplied by the customers’ industrial processes.  Each co-generation project would be funded in part through an agreement with the particular customer to purchase the electricity generated in that customer’s facility.  We would assume the responsibility for operating and maintaining the co-generation facility.

Wind Farm

Morro do Camelinho, our wind farm, began operating in 1994.  It is located in Gouveia, a municipality in northern Minas Gerais.  This project is the first wind farm in Brazil to be connected to the national electricity transmission grid and it is connected to CEMIG’s distribution system.  It has a total generation capacity of 1 MW, powered by four turbines with a capacity of 250 kW each.  Morro do Camelinho was built through a technical and scientific cooperation arrangement with the government of Germany.  The cost of the project was US$1.5 million, with 51% of the cost provided by us and the remaining 49% provided by the government of Germany.

Transmission

Overview

Our transmission business consists of the bulk transfer of electricity from the power plants where it is generated to the distribution system, which carries the electricity to final customers.  Our transmission system is comprised of transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

In 1998, ANEEL created the ONS, a non-profit private entity comprised of Free Consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters.  The ONS’s primary role is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision.  Until the enactment of Law No. 10,848, the ONS was a self-regulated entity and its management was not subject to interference from the Federal Government.  Law No. 10,848 granted the Brazilian government the power to nominate the main directors of the ONS.  One of the main objectives of the ONS is to guarantee that all parties in the industry have access to the transmission network in a non-discriminatory manner.  Under ANEEL regulations, owners of different parts of the basic transmission network, Brazil’s nationwide electric power transmission network, must transfer operating control of their transmission facilities to the ONS.  We complied with this requirement by entering into a transmission service agreement on December 10, 1999.  Pursuant to this agreement, the ONS could represent us in contracts with generation companies, distribution companies and Free Consumers for use of the basic transmission network.  Pursuant to the contracts between the ONS, acting on our behalf, and users of the basic transmission network, the users pay us a portion of the revenues we are permitted to receive (as determined by ANEEL) pursuant to our concession contract.  During the year ended December 31, 2004, we recorded income totaling R$245 million as a result of this arrangement.  In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the ONS and owners of different parts of the basic transmission network.  During the year ended

December 31, 2004, we recorded expenses totaling R$586 million relating to payments made to the ONS and owners of different portions of the basic transmission network.  See “Item 5.  Operating and Financial Review and Prospects” and “The Brazilian Power Industry” in Annex A.

We transmit both the energy that we generate and the energy that we purchase from Itaipu, the interconnected power system and other sources.  At December 31, 2004, we also had 9 industrial customers whom we supplied directly with high voltage (equal to or greater than 230 kV per industrial customer) energy through their connections to our transmission lines.  These industrial customers accounted for approximately 11.5% of the total volume of electricity we sold in the year ended December 31, 2004.  We also transmit energy to distribution systems through the South/Southeast division of the interconnected power system.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines	2004	2003	2002
500 kV	1,344	1,344	1,351
345 kV	1,206	1,193	1,195
230 kV	467	463	466	(1)
Total	3,017	3,000	3,012

(1)              We reduced the circuit length of our 230 kV transmission lines in 2002 because Escelsa Espírito Santo Centrais Elétricas S.A. connected its own 230 kV transmission line from its Mascarenhas Power Plant to our Valadares distribution substation.

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2004	2003		2002
Number of step-down substations	32	31		30
MVA	15,393	15,169	(2)	14,563

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

Bom Despacho 3.  ANEEL awarded us the concession to build and operate the Bom Despacho 3 Substation in February 2002.  This substation, located in the town of Bom Despacho, 93.2 miles from Belo Horizonte, started its operation on May 3, 2004.  The goal of this project is to increase the reliability of the basic transmission network in the Southeast Region of Brazil.  This substation improves the operation of our system and supplies 100 MVA of reactive energy to the system, which improves the quality of the electricity in our system and in the basic transmission network.  As of December 31, 2004, we had invested R$83.4 million in this project.

Montes Claros - Irapé.  In September 2003, a consortium formed by us, Companhia Técnica de Engenharia Elétrica – ALUSA, or ALUSA, Furnas Centrais Elétricas S.A., or Furnas, and Orteng Equipamentos e Sistemas Ltda., or Orteng, won the concession auctioned by ANEEL to the Montes Claros – Irapé transmission line.  As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which will be responsible for building and operating the transmission line.  This 345 kV transmission line will connect a substation located in Montes Claros, a city in northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 93.2 miles.  The project began in May 2004 and construction began in January 2005 and is expected to be completed in October 2005.  The concession expires on February 18, 2034.  As of December 31, 2004, we had invested R$8.3 million in this project.

Furnas - Pimenta.  In September 2004, a consortium formed by us and Furnas, with interests of 49%, and 51%, respectively, won the concession auctioned by ANEEL to the Furnas – Pimenta transmission line.  As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste de Minas, which will be responsible for building and operating this transmission line.  This 345 kV transmission line, with a length of approximately 46.6 miles, will connect the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta, a city in the Center West Region of Minas Gerais.  We began the project in March 2005 and expect it to be complete in approximately 18 months.  As of December 31, 2004, we had invested R$0.3 million in this project.

Itutinga – Juiz de Fora.  In September 2004, a consortium formed by us, Alusa, Furnas, and Orteng, with interests of 24%, 41%, 25% and 10%, respectively, won the concession auctioned by ANEEL to the Itutinga – Juiz de Fora transmission line.  As required in the bidding process, the partners formed the Companhia Transudeste de Transmissão, which will be responsible for building and operating this transmission line.  This 345 kV transmission line, with a length of approximately 87.0 miles, will connect the substation of the Itutinga Hydroelectric Power Plant and a substation located in Juiz de Fora, a city in the southeastern Minas Gerais.  We began the project  in March 2005 and expect it to be complete in approximately 20 months.  As of December 31, 2004, we had invested R$0.7 million in this project.

Irapé - Araçuaí.  In November 2004, a consortium formed by us, Alusa, Furnas, and Orteng, with interests of 24.5%, 41%, 24.5% and 10%, respectively, won the concession auctioned by ANEEL to the Irapé - Araçuaí transmission line.  As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which will be responsible for building and operating this transmission line.  This 230 kV transmission line, with a length of approximately 40.4 miles, will connect the substation of the Irapé Hydroelectric Power Plant and a substation to be built in Araçuaí, a city located in the northeastern Minas Gerais.  We began the project in March 2005 and expect it to be complete in approximately 18 months.  As of December 31, 2004, we had not started to invest in this project.

We believe that our transmission system will need to be reinforced and expanded through the construction of new substations and transmission lines within the next five years.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Distribution and Purchase of Electric Power

Overview

Our distribution operations consist of the transfer of electricity from distribution substations to final customers.  Our distribution network is comprised of a widespread network of overhead and underground lines and substations with voltages of less than 230 kV.  We supply electricity to smaller industrial customers at the higher end of the voltage range and residential and commercial customers at the lower end of the range.

From January 1, 2000 through December 31, 2004, we invested approximately R$1,755 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

	Circuit Length of Distribution Lines in Miles (from distribution substations to final customers)
	As of December 31,
Voltage of Distribution Lines	2004		2003	2002
161 kV	34.2		34.2	34.2
138 kV	6,526.9		6,524.4	6,521.3
69 kV	2,823.5	(1)	2,887.5	2,886.3
34.5 kV + Others	610.8		610.8	594.7	(2)
Total	9,995.4	(1)	10,056.9	10,036.5

	Circuit Length of Distribution Lines in Miles (from distribution substations to final customers)
	As of December 31,
Type of Distribution Lines	2004	2003		2002
Overhead urban distribution lines	51,461.2	51,051.7		34,426.3
Underground urban distribution lines	439.9	439.3		195.1
Overhead rural distribution lines	176,412.8	171,769.3		170,777.6
Total	228,313.9	223,260.3	(3)	205,399.0

	Step-Down Transformation Capacity(4) of Distribution Substations
	As of December 31,
	2004	2003	2002
Number of substations	350	348	346
MVA	8,050	7,987	7,953

(1)              The decrease in the circuit length of these lines from 2003 was due to the decommissioning of certain lines.

(2)              The decrease in the circuit length of these lines from 2001 was due to the decommissioning of certain lines in eastern Minas Gerais as a result of the conversion of 34.5 kV lines to 69 kV lines.

(3)              In April 2003 PROOBRA was replaced by SIGEM in the management of the distribution company’s logistics management program.

(4)              Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Physical data for the Control and Management Investment Program, or PROOBRA, were calculated by projection from the existing network.  In 2003, we began to calculate this as the sum of the linear extension of the medium-voltage network and the low-voltage network available in the GEMINI system, double counting (in relation to the previous criterion) where joint medium and low voltage networks are in existence.

The GEMINI system is the manager of CEMIG’s distribution network.  With the inclusion and startup of the Operation, Projects, Client Registry and Planning modules, all the distributor’s assets are now being managed by the GEMINI system and are now the source of information for ANEEL in assembling the data on assets for the rate reviews.

As a result, the statistics on extent of networks, number of transformers, public illumination and quantity of transmission posts are now supplied by the GEMINI system on a geo-referenced basis.  We believe this has resulted in more precise data, reduction of errors in valuing fixed assets, and increased reliability.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth.  We anticipate that this growth will be fueled by new customer connections, increased electricity usage among our existing customers and additional electricity distribution needs from new IPP projects.  According to applicable law, IPPs have the right to use our distribution network upon payment of certain fees.  During the next five years, we anticipate connecting approximately 882,000 new urban customers and 182,000 rural customers.  In order to accommodate this growth, we expect that we will need to add 885,000 medium-voltage poles, 202.6 miles of transmission lines and 12 step-down substations to our distribution network, increasing the network’s installed capacity to 510 MVA.  Over the next five years, we expect to invest approximately R$3.45 billion to expand our distribution system.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We have adopted a rural electricity development program, with the participation of the Federal Government and the State Government, called Luz Para Todos.  Our plan is to use the Luz Para Todos program to meet our target for supply of electricity to 100% of rural consumers in Minas Gerais by 2006 – this is a total of approximately 176,000 clients.  To meet this objective, we will need funding in the amount of approximately R$1,641 million.  The Luz Para Todos program includes the Luz Solar sub-program, which uses solar energy to light schools, community centers and rural homes in remote locations not yet reached by the distribution network.  We expect that this sub-program will connect 7,000 new consumers by 2006.  Additionally, the Luz no Saber sub-program connected 479 state and municipal schools in 2004, and aims to connect 646 state and municipal schools in 2005, thereby completing the connection of electricity services to all the schools in the State of Minas Gerais.

Purchase of Electric Power

During the year ended December 31, 2004, we purchased 11,936 GWh of electricity from Itaipu, which represented approximately 32.6% of the electricity we sold to end users.  In addition, during the same period, we purchased 3,796 GWh of electricity from the interconnected power system and other concessionaires, which represented approximately 10.4% of the electricity we sold to end users.

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

We are one of the 19 electric power distribution companies operating in the South, Southeast and Center West Regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu.  The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales.  We are currently required to purchase approximately 17% of the total amount of electricity purchased by Brazil from Itaipu at rates fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system.  These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars.  Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu.  Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers.  According to our concession agreement, increases in the supply rate may be transferred to the final customer upon approval by ANEEL.

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

Energy Losses

The rules under the New Industry Model for the electricity sector have led to a change in our method of calculating losses resulting from the energy that passes through our system.  Under the New Industry Model for the electricity sector, as an incentive for competition, there is now free access to the transmission and distribution networks, enabling certain customers to buy their electricity freely from other suppliers.  Customers who opt for this free-negotiation mode of supply now have two contracts: one with the owner of the distribution or transmission network for the use of the networks, and the other with the selling agent or generator for the electricity.  Also, under the new regulations, (i) our transmission assets with voltage of greater than or equal to 230 kV became part of the national basic grid which is operated by the ONS, referred to as the Basic Grid; and (ii) energy losses occurring in this Basic Grid are divided equally so that 50% is allocated among generation agents in proportion to each of their levels of energy generation and the other 50% is allocated among consumption agents (distributors and Free Consumers) in proportion to each of their energy loads.  As a result, the losses in the Basic Grid attributed to a given agent now have no direct relationship with its Basic Grid assets, nor can the agents have control over them.  Therefore, these losses take on the status of an electricity transmission service charge for the agents of the sector, and become part of the cost structure covered by the distributors’ retail rate, substantially reducing the risk of financial losses.

In 2004, our level of total energy losses was 4,315 GWh.  Part of this loss (915 GWh) is related to operations in the Basic Grid, and the remainder (3,400 GWh) reflects losses in our distribution systems and represents 8.6% of the total energy that passed trough our distribution systems (39,375 GWh).

We divide our energy losses into two basic categories: technical losses and non-technical losses.  Technical losses account for approximately 92% of our energy losses.  These losses are the inevitable result of the step-down transformation process and the transportation of electric energy through the 3,017 miles of transmission lines and 238,309 miles of distribution lines that we operate.

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

Non-technical losses account for the remaining 8% of our energy losses and result from fraud, illegal connections (which increased during the Electricity Rationing Plan), metering errors and meter defects.  These losses accounted for 0.8% of the electricity that we sold during 2004.  In order to minimize non-technical losses, we regularly take preventative actions, including:

•                                          inspection of customers’ meters and connections;

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

Customers and Billing

Customer Base

Our distribution business’ customers, all of whom are located within our concession area in Minas Gerais, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities).  During the year ended December 31, 2004, we sold 37,533 GWh of energy.  This does not include sales to the interconnected power system and other concessionaires, but does include energy sold by Barreiro and Pai Joaquim of 73 GWh and 29 GWh, respectively, which were not consolidated in our financial statements.

For 2004, as compared to 2003, the volume of electric power sold by us to industrial, commercial and rural customers increased by 6.2%, 4.0%, 3.5%, respectively.  The other consumer category grew 0.8% (this excludes wholesale supply).  The residential consumption remained roughly unchanged from 2003 to 2004.  In 2004, Sá Carvalho, Ipatinga, Barreiro, Pai Joaquim and Horizontes Energia S.A. were included considered in the industrial category.  The following table provides information regarding the number of our customers as of December 31, 2004 and consumption by customer category for the years ended December 31, 2004, 2003 and 2002:

Customer Category	Number of customers at December 31,		Consumption (GWh)
			Years ended December 31,
	2004		2004		2003		2002
Industrial	68,265		23,071	(3)	21,715	(2)	21,906	(1)
Residential	4,830,935		6,526		6,529		6,360
Commercial	530,158		3,537		3,402		3,283
Rural	388,445		1,846		1,783		1,705
Own consumption	1,324	(5)	55		55		50
Other (4)	55,780		2,498		2,478		2,330
Total	5,874,907		37,533		35,962		35,634

(1)              Includes consumption by Sá Carvalho S.A. and Usina Térmica Ipatinga S.A., which consume all of the energy that they produce.

(2)              ANEEL includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A. and Horizontes Energia  S.A.

(3)              In 2004, in addition to the projects noted in footnote 2, the consumption by Central Hidrelétrica Pai Joaquim and Usina Termelétrica Barreiro S.A. were also included.

(4)              Does not include consumption through supply to other concessionaires.

(5)              Refers to the number of our plants, facilities and offices that use our energy, each of which is considered a customer pursuant to ANEEL regulations.

In 2004, we added and billed 130,708 new final customers, representing growth of 2.3% compared to 2003, through the expansion of our transmission and distribution systems.

The largest portion of the energy we sell is purchased by large industrial customers.  At December 31, 2004, nine of our industrial customers had high voltage electrical energy supplied through direct connections to our transmission lines.  These customers constituted 11.5% of our total volume of electrical power sales during 2004, and approximately 6.6% of our revenues.  In the same period, our ten largest industrial customers accounted for nearly 17.9% of energy consumed.  None of our ten largest customers is owned by the State Government or by the Federal Government.

As of December 31, 2004, we had entered into standard power purchase agreements with 3,840 of our industrial customers, of which 580 customers had demand above 500 kW.  Our standard power purchase agreement with industrial customers has a duration of three, five or ten years and contains a minimum demand clause that requires the customer to pay for the contracted demand, which represents the system capacity reserved for that customer, as well as the customer’s actual consumption.  We believe that this billing method provides us with a relatively stable source of revenue.

The following table shows our industrial energy sales volumes by type of industrial customer as of December 31, 2004 :

Industrial Customers	Energy Sales Volume in GWh		Consumption as a Percentage of Total Industrial Energy Sales Volume
Steel industry	5,238	(1)	22.70
Ferroalloy industry	4,575		19.83
Non-ferrous metal industry	1,749		7.58
Mining industry	2,355		10.21
Cement industry	780		3.38
Automotive industry	618		2.68
Others	7,756	(2)	33.62
Total	23,071		100.00

(1)              Includes consumption by Sá Carvalho, Barreiro and Ipatinga.

(2)              Includes Pai Joaquim and Horizontes Energia S.A.

The following table sets forth the names and related industries of our ten largest customers in 2004:

Ten Largest Customers (listed in order of total GWh of electricity purchased from us in 2004)	Industry
Usinas Siderúrgicas de Minas Gerais S.A.– USIMINAS	Steel
White Martins Gases Industriais S.A.	Chemical
Rima Eletrometalurgia S.A	Ferroalloys
Companhia Siderúrgica Belgo Mineira	Steel
Companhia Mineira de Metais.	Non-ferrous
Ligas de Alumínio S.A.	Ferroalloys
Companhia Brasileira de Carbureto de Cálcio - CBCC.	Ferroalloys
Companhia Ferro Ligas Minas Gerais	Ferroalloys
Ligas de Alumínio S.A. Italmagnésio Nordeste S.A.	Ferroalloys
Saint Gobain Materiais Cerâmicos Ltda.	Chemical

We have entered into contracts with other large Free Consumers both within and outside of Minas Gerais involving electricity volume of 8,760 GWh as a result of a strategy to capture a larger market share.  As a result of the unbundling, these contracts were assigned to Cemig Generation and Transmission in 2005.

Some of our customers may elect to become Free Consumers and purchase electricity directly from other generators or traders of electricity instead of purchasing from us.  Most of our large clients have already bought electricity from Cemig Generation and Transmission for the next several years, representing almost 47.3% of our annual sales revenue.  Consumers that opt to become Free Consumers are primarily industrial customers whose demand generally exceeds 3 MW. Consumers that consume between 500 kW and 3 MW may opt to purchase energy from other sources, if such source is a renewable energy source, such as small hydroelectric facilities or biomass.  A total of 762 of our clients which currently purchase electricity at regulated rates (“captive consumers”) representing annual sales revenue of R$683 million (or 7.2% of our annual sales revenue), may elect to become Free Consumers or opt to purchase energy from alternative sources.

Billing

Our monthly billing and payment procedures for electricity supply vary by customer category.  Our large customers with direct connections to our transmission network are billed on the same day their meters are read.

Payment is required within five days after delivery of the bill.  Other customers receiving high and medium voltage electricity (approximately 8,000 consumers supplied at a voltage level equal to or greater than 2.3 kV or connected by underground distribution lines, with the exception of public sector entities) are billed within one (70%) or two (30%) days of their meter reading and payment is required within five days after delivery of the bill.  Our remaining customers are billed within seven days of their meter reading and payment is required within 10 days after delivery of the bill or 15 days after delivery of the bill in the case of public sector entities.  Bills are prepared from meter readings or on the basis of estimated consumption.

Seasonality

Our sales are affected by market seasonality.  Usually, an increase in consumption by industrial and commercial customers occurs in the third quarter due to increases in industrial and commercial activity.  In addition, there is generally an increase in usage across all customer categories during the summer due to the increase in temperatures.  Certain figures representing quarterly consumption by final customers from 2002 through 2004, in GWh, are set forth below:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2002(1) (4)	8,306	9,087	9,127	9,114
2003(2) (4)	8,831	8,932	8,964	9,235
2004(3) (4)	9,067	9,353	9,496	9,617

(1)          Includes consumption by Sá Carvalho S.A and Usina Térmica Ipatinga S.A.

(2)          Includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A. and Horizontes Energia S.A.

(3)          Includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Usina Térmica Barreiro S.A., Usina Hidrelétrica Pai Joaquim S.A. and Horizontes Energia S.A.

(4)          Does not include supply to other concessionaires.

Consumption by residential customers remains sluggish and has not returned to pre-rationing levels.  However, the total sales in the fourth quarter of 2003 returned to levels similar to those prerationing.  In 2004, consumption by residential customers remained at almost the same level as 2003.

Competition

Impacts of the New Model for the Electricity Sector

The implementation of the new model for the electricity sector has allowed consumers with a demand of three MW or more to become Free Consumers.  This might adversely affect the results of operations of our distribution company, considering that 48.9% of the volume of its annual sales was to potentially Free Consumers, which were the target of our competitors.  Considering the current situation of excess capacity in Brazil and the obligation of distributors to buy through regulated auctions, our generation and transmission subsidiary undertook a strategy of maintaining and even seeking to enlarge its market share, and also of minimizing its need for sales in the regulated auctions for existing capacity.

The management of our portfolio through a major commercial effort in relation to our client base, resulted in our successfully obtaining signatures to 129 contracts with Free Consumers by December 31, 2004.  Eleven of these contracts are with companies located outside of our distribution company’s concession area.  These contracts have an average duration of three to ten years, and represent a volume of 18,000 GWh/year.

Of the previous base of our captive consumers, only four did not sign contracts with us and instead opted to become Free Consumers.  These four formerly captive consumers represented an annual volume of 367 GWh.  Another seven consumers, representing approximately 963 GWh, elected to opt out of the Regulated Contracting

Environment (ACR) and choose their own generation subsidiary as a supplier.

In addition to our sales effort in the Free Contracting Environment (ACL), we were successful in obtaining contracts in the Regulated Contracting Environment (ACR) that represent a volume of 8,120 GWh/year.  The term of these contracts begins in 2006 and they have a duration of eight years.  In addition, in April 2005 we obtained new contracts in the ACR that represented a volume of 920 GWh/year with terms beginning on January 1, 2008 and which have a duration of eight years.  We still have an opportunity to obtain contracts on the remaining 25% of the Initial Contracts, in the approximate amount of 7,600 GWh, which we expect will terminate in 2005.

Through implementation of this strategy, we were successful in selling most of the existing generation capacity, largely through contracts for which renewals will begin only after five years.  By that point, a balance is expected between the supply and demand of electricity in Brazil, which should result in better price conditions.

Concessions

Each concession that we currently hold is subject to a competitive bidding process upon its expiration.  However, in accordance with the Concessions Law, existing concessions may be renewed without a bidding process by the Federal Government for additional periods of up to 20 years upon application by the concessionaire, provided the concessionaire has met minimum performance standards and the proposal is otherwise acceptable to the Federal Government.  On September 22, 2004, we applied to ANEEL for a 20-year renewal of the concessions of the Emborcação and Nova Ponte Hydroelectric Plants.

In addition, it is possible that a number of our large industrial clients may become SPPs pursuant to the Concessions Law in order to obtain the right to generate electricity for their own use.  The granting of certain concessions to our large industrial clients could adversely affect our results of operations.

Raw Materials

Our principal raw materials expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process.  Fuel oil consumption for the year ended December 31, 2004 represented an expense of R$19.1 million of which R$18.3 million was reimbursed to us by the Conta de Consumo de Combustível (Fuel Usage Quota Account), or CCC Account.  The CCC Account was created by the Federal Government to offset the higher marginal operating costs of thermoelectric plants, and we and other electricity concessionaires must make contributions to this account.  See “Item 5.  Operating and Financial Review and Prospects” and “The Brazilian Power Industry—Regulatory Charges” in Annex A.  We believe that supplies of fuel oil are readily available.  Although the price of fuel oil may fluctuate, we have generally been able to offset all or a portion of our increased fuel oil costs through adjustments to our rates.

Other Businesses

Natural Gas Distribution

Our subsidiary Gasmig was established in Minas Gerais, Brazil in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais.  We own approximately 55% of Gasmig.  The remaining shares are owned by TSS Participações S.A., Gaspetro – Petrobras Gas S.A., Minas Gerais Participações Ltda., or MGI, the investing body of the State Government, and by the city of Belo Horizonte.

In January 1993, the State Government granted to Gasmig an exclusive 30-year distribution concession covering all of Minas Gerais and all types of consumers.  Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas (LPG) and wood.  In 2004, Gasmig supplied approximately 1.1 million cubic meters of gas per day to 140 customers.  At December 31, 2004, Gasmig also supplied natural gas to 63 automotive natural gas stations and to two power plants.  During 2004, Gasmig distributed approximately 5% of all natural gas distributed in Brazil.

Minas Gerais accounts for approximately 17% of the total energy consumption in Brazil.  Many energy-intensive industries such as the cement, steel, ferroalloys and metallurgy industries have significant operations in the state.  We estimate that total demand for natural gas in Minas Gerais will amount to nearly 13 million cubic meters of gas per day by 2009, which exceeds the projected available supply.  In addition, the recent completion of a natural gas pipeline between Brazil and Bolivia provides a significant source of natural gas, enabling Gasmig to better meet demand.  Gasmig’s key strategy is to expand its distribution network in order to serve the unsatisfied portion of the demand.  Gasmig is engaged in the development of new projects to extend its distribution systems to reach customers in other areas of Minas Gerais, principally in heavily industrialized areas.

For 2004, Gasmig had gross revenues of R$435 million and net income after taxes of R$39 million.

In 2004, Gasmig invested approximately R$30 million in the expansion of its gas pipeline network to serve more clients in the State of Minas Gerais.  The funds to finance the expansion came primarily from its own cash flow and dividend reinvestment.  Currently, the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) operates at full capacity and further investment by the Federal Government will be necessary to expand the capacity or in the construction of a new pipeline to supply the growing natural gas demand in the State of Minas Gerais.

On August 25, 2004, CEMIG, Gasmig, Gaspetro and Petrobras entered into an Association Agreement, pursuant to which CEMIG agreed to sell a 40% equity interest in Gasmig to Gaspetro, a subsidiary of Petrobras.  Under the terms of the Association Agreement, Petrobras agreed to make investments to expand the capacity of the current pipelines connected to the Gasmig distribution network as well in the construction of new pipelines, and CEMIG and Gaspetro agreed to fund Gasmig’s capital expenditure plan to expand its distribution network.

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded the acquisition of a 40% equity interest in Gasmig.  As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed to with Petrobras and its subsidiaries to share in the management of Gasmig.  See “Item 10- Additional Information –– Material Contracts –– Gasmig Shareholders Agreement and Association Agreement”.

We expect that the association with Petrobras will expand Gasmig’s distribution capacity, as our ability to offer natural gas to our customers will increase significantly with the implementation of Petrobras’s investments in pipelines.  We expect that Gasmig’s capital expenditure for 2005 will be mostly used for the expansion of our distribution network in highly industrialized areas of Minas Gerais.

Gasmig is not a consolidated subsidiary in our financial statements as of December 31, 2004, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.”  We consolidated Gasmig’s revenues and expenses for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40.00% equity interest in Gasmig to Petrobras.

Telecommunications, Internet and Cable Television

On January 13, 1999, we incorporated Empresa de Infovias S.A. in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group.  Currently, we own 99.94% of the common shares of Empresa de Infovias S.A.  Empresa de Infovias S.A. has an optical fiber-based long-distance communications backbone installed along our power grid using optical ground wire cables.  This communications backbone is connected to an access network that is based on hybrid fiber-coaxial cable technology and is deployed along our power grid.  We lease our network infrastructure to Empresa de Infovias S.A. pursuant to a 15-year operating lease agreement entered into on March 31, 2000.  Pursuant to Brazilian telecommunications law, we also make our network infrastructure available to other telecommunications providers interested in leasing it.

Empresa de Infovias S.A. started its business operations in January 2001.  The main telecommunication services provided by Empresa de Infovias S.A. through its network are signal transportation and access, both for point-to-point and point-to-multipoint applications, delivered mainly to telecommunications operators and Internet service providers on a clear channel basis.  Empresa de Infovias S.A. is also extending its broadband Internet services, currently available in the cities of Belo Horizonte, Poços de Caldas and Barbacena, to other cities in Minas Gerais.

Empresa de Infovias S.A. provides the network for cable television service in 12 cities in Minas Gerais pursuant to a 15-year service agreement with WAY TV Belo Horizonte S.A., or WAY TV, and Brasil Telecomunicações S.A., each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Empresa de Infovias S.A. allows these companies to use its network infrastructure.  In return, WAY TV and Brasil Telecomunicações are obligated to deliver to Empresa de Infovias S.A. a percentage of the revenues derived from their cable television and Internet subscribers.  At December 31, 2004, these two companies had approximately 43,990 cable television subscribers and 20,333 Internet service subscribers.

Empresa de Infovias S.A. holds a 69.25% equity interest in WAY TV, including 49.9% of its common shares.  The control of WAY TV is exercised by Empresa de Infovias S.A. and CLIC—Clube de Investimentos dos Empregados da Cemig, or CLIC, which owns 1.1% of WAY TV’s common shares, through a shareholders’ agreement.  Under this agreement, CLIC has agreed to vote in accordance with Empresa de Infovias S.A.’s interests at the WAY TV shareholders’ meetings and board of directors.  To date, Empresa de Infovias S.A. has invested approximately R$62.6 million in WAY TV.

Empreasa de Infovias S.A. also provides intracompany data transmission services to us pursuant to a five-year agreement signed in 2001.  We use this service for internal communications as well as for certain communications with our customers.

In September 2002, Empresa de Infovias S.A. signed an agreement with us pursuant to which we are to provide geo-referenced information and related services to Empresa de Infovias S.A.

During 2004, Empresa de Infovias S.A. had operating revenues of R$71.0 million, of which R$30.9 million related to the provision of telecommunication services and R$40.1 million related to the provision of cable television and Internet services.

Empresa de Infovias S.A.’s capital expenditures for the past four years were R$196.3 million.  Empresa de Infovias S.A.’s capital expenditures for 2005 will be mostly used for expansion of its telecommunications network.

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

On January 9, 2002 we created Efficientia S.A., referred to as Efficientia, in Minas Gerais, to provide project efficiency optimization solutions and operation and management services to energy supply facilities.  We have a 100% interest in Efficientia, which began operating in 2003.  In 2004, although the Brazilian economic context was favorable to productive activities in general, Efficientia posted a loss of R$1.4 million, largely caused by factors other than its business management, as described below.

In its second year of operations, Efficientia still depended, for a large part of its sales revenue, on CEMIG’s Energy Efficiency Program.  This program is subject to numerous requirements by ANEEL, including a timetable for approval of the projects presented, with a view to their being executed in the immediately subsequent year.  The portfolio of projects presented for approval in November 2003, with a view to implementation and invoicing for sales revenue in 2004, was not converted into revenues in 2004.  This was due to the significant delay in the analysis and approval by ANEEL which, instead of complying with its requirement to approve the project within a maximum period of two months, did not approve the program until October 2004.

Environmental Matters

Overview

Our generation, transmission and distribution activities are subject to comprehensive federal and state legislation relating to the preservation of the environment.  See “The Brazilian Power Industry—Environmental Regulations” in Annex A.  The primary environmental authorities in the State of Minas Gerais are Fundação Estadual do Meio Ambiente (State of Minas Gerais Environmental Foundation), or FEAM, Instituto Mineiro de Gestão das Águas (State of Minas Gerais Water Management Institute), or IGAM, Secretaria de Meio Ambiente e Desenvolvimento Sustentável (State Secretariat for the Environmental and Sustainable Development), or SEMAD, and Conselho Estadual de Política Ambiental (State of Minas Gerais Environmental Policy Council), or COPAM.  At the Federal level, the main authorities are Conselho Nacional de Meio Ambiente (National Environment Council), or CONAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (the Brazilian Institute of the Environment and Natural Renewable Resources), or IBAMA, and Agência Nacional de Águas (National Water Agency), or ANA.

We believe that we are in compliance in all material respects with the relevant laws and regulations.

In 2003, we received the ISO 14001:1996 Certification from Det Norske Veritas, or DNV, related to the Environmental Management System of Hydroelectric Facility of Nova Ponte, concerning all activities related to Hydroelectric Energy Generation, Reservoir Operation and Management of a Natural Private Reserve.  In addition, DNV also issued certifications for some of our distribution systems, including their respective administrative offices, covering the municipalities of Alfenas, Divinopolis, Varginha, Montes Claros and Pouso Alegre, among others. Such certifications attest to the compliance of such facilities with the Environmental Management System - Level 1, which is CEMIG’s internal environmental regulation. In 2004, for the fifth consecutive year CEMIG was selected to be a component of Dow Jones Sustainability Index (“DJSI World Index”).

In accordance with our environmental policy, we have established various programs for prevention and control of damage aiming at limiting our risks related to environmental issues.

In 2004 we invested approximately R$123 million in environmental compliance projects for plant and equipment and the vehicle fleet, and in the implementation of new projects, and also spent R$19 million on operational and maintenance expenses for our current activities, such as final disposal of waste, putting environmental management systems in place, audits, planting of riverside forests, fish cultivation, putting in place tree pruning and oil policies, environmental education programs, maintenance of conservation units, training and other activities.  These amounts also include R$3 million corresponding to environmental research and development projects developed with universities and research institutes.

Licensing

Applicable law in Brazil requires that licenses be obtained in connection with the construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, pollutes or has the potential to cause environmental degradation or pollution or harm archaeological wealth.  Generally, state governments manage the environmental licensing process for facilities that are to be built within their territories.  However, the Federal Government manages the environmental licensing process for facilities that are expected to have an environmental impact on more than one state and/or are located between two or more states.

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

Gasmig’s distribution of natural gas through pipelines in Minas Gerais is also subject to environmental control.  We believe that all  licenses for the regular operation of Gasmig’s activities have been obtained.

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

Federal Law No. 9,605, dated February 12, 1998, sets forth penalties for facilities that operate without environmental licenses.  In 1998, the Federal Government issued Provisional Measure No. 1,710 (currently Provisional Measure No. 2,163/41), which establishes the potential for project operators to enter into agreements with relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98.  Accordingly, we have been negotiating with the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (the Brazilian Institute of the Environment and Natural Renewable Resources), or IBAMA, and FEAM to obtain the corrective environmental operation licensing for all our plants that began operating prior to February 1986.  Generation facilities located within the State of Minas Gerais fall within the jurisdiction of FEAM for purposes of corrective licensing.  We have agreed with FEAM to bring our facilities located in Minas Gerais into compliance on a gradual basis.  We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by IBAMA and FEAM.  We currently have operating licenses for the following facilities: (i) hydroelectric plants: Miranda, Nova Ponte, Igarapava, Porto Estrela, Sá Carvalho, Funil and  Queimado,  (ii) small hydroelectric plants: Pai Joaquim, Rio de Pedras, Santa Luzia, Salto dos Moraes, Poquim and Piçarrão, (iii) thermoelectric plants: Barreiro and Formoso, and (iv) the wind farm: Morro do Camelinho.

Our Emborcação, São Simão, Jaguara and Volta Grande hydroelectric power plants need to obtain corrective environmental operation licenses, since they all began operating prior to February 1986.  In 2004, after a technical inspection by IBAMA of the facilities and areas of influence of the Jaguara and Volta Grande hydroelectric power plants, a reference report was issued for the preparation of environmental impact studies for the obtaining of corrective environmental licensing for the Emborcação, Jaguara, São Simão and Volta Grande plants and the transmission systems associated with them.  At present we are preparing these studies for submission to IBAMA.

The environmental licenses, either issued by state or federal bodies, are subject to several conditions imposed in light of the foreseen environmental impacts.  In extreme circumstances, the failure to comply with such conditions may result in the revocation of the license.  We believe we are in compliance with the requirements mentioned in our licenses.

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

The criteria for environmental and social compensation have not been defined, and there is a possibility that requests from environmental agencies, the Public Attorneys’ Office, NGOs or affected populations may be added to those traditionally proposed.  Due to these uncertainties, licensing (including corrective licensing), timing and budgets of new projects, and even their feasibility, may be affected.  Discussions are currently in progress with official environmental bodies (at both the federal and state level) for the purpose of establishing criteria to govern environmental compensations.

A work group that has been created in the Brazilian Federal Government is developing a resolution concerning environmental compensation measures which, if implemented, could have an effect on us.

Fishways

The dams at each of our hydroelectric generation facilities can put fish that inhabit the adjoining reservoirs in danger.  In order to reduce the impact of these facilities on nearby fish populations, the State Government enacted State Law No. 12,488, dated April 9, 1997, which imposes measures assuring that migratory fish that pass through dams will be redirected to fishways, through which they can pass safely.  As of December 31, 2004, we had fishway projects installed at our Igarapé, Salto de Moraes, Funil and Igarapava facilities.  In April 2002 we sent COPAM a study relating to our dams.  In July 2002 we received a response from SEMAD that requires us to provide additional studies relating to the feasibility of installing fishways in our dams located in Minas Gerais.  We executed an agreement with a non-governmental organization, named SMC (Sociedade Mineira de Cultura) and the university PUCMinas (Pontificia Universidade Católica de Minas Gerais) in order to proceed with the studies for SEMAD in connection with the Gafanhoto, Cajuru and Volta Grande hydroelectric facilities.  We are also evaluating the options for the construction of fishways at Miranda and Nova Ponte hydroelectric plants.  The studies that are in progress are not yet conclusive as to the need for the provision of fishways.  In addition, there has been no decision by the environmental authorities regarding the building of fishway projects at CEMIG’s hydroelectric generation facilities.  However, there is a possibility that future decisions by the environmental authorities, or changes in the environmental legislation, or even new information obtained from the studies which are in progress, may lead to a need for the construction of fishways at our hydroelectric generation facilities.

Urban occupation of rights of way

Our piped natural gas distribution networks are underground, crossing through inhabited areas, and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies.  This increases the potential for risk of undue work without prior communication and consultation of our gas distribution network registers, and there is a possibility of this causing accidents, with potentially significant personal, property and environmental damage.  However, all our gas networks are explicitly, and intensively, marked and signaled.  Gasmig, through its “Dig Safely” (“Escave com Segurança”) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, in addition to the companies which carry out digging in public rights of way, to ensure that before digging close to the natural gas network, they telephone Gasmig’s 24-hour helpline and request support for safe execution of their work.

Transmission lines:  Several of the safety bands under our transmission lines have been occupied by unauthorized facilities (buildings, etc.) and dwellings.  These occupations generate risks of electric shock and accidents involving people living at the location, and constitute an obstacle to maintenance of our electricity system.  It is thus necessary to solve this situation over the coming years, either removing some of the occupants, or introducing improvements to make it possible to live with these invasions. Faced with the risks associated with this situation, we planned two lines of action for the coming years.  The first is preparation of a document entitled “Diagnosis of areas invaded and under risk of invasion, for strengthening of inspection activities, including installation of improvements in locations classified as having high invasion risk”.  In 2004 studies were begun for the contracting of a company specialized in geo-referenced mapping, which will identify the areas with potential for invasion, making possible decisions on measures and procedures in relation to control, monitoring and inspection of the transmission line paths where there is a high risk of invasion.  The second line of action involves the evacuation of areas already invaded.  The withdrawal of people from these areas involves payment of indemnities, regularization of electricity connections and the opening of bands for the construction of squares and streets.  In conformity with CEMIG’s risk management, we draw attention to the multi-year planning of allocation of funds to achieve withdrawal of some of the occupants and the execution of local improvements to ensure the safety conditions of these areas.

Environmental regulations

Environmental issues can significantly impact the operations of our company.  For example, large hydroelectric power plants can require flooding of considerable areas and as a result relocation of a considerable population.  The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws.  While the Federal Government has the power to promulgate general environmental regulation, state governments have the power to enact more stringent environmental regulation.

The “Brazilian National Environment System” (SISNAMA – Sistema Nacional do Meio Ambiente) was created for the purpose of protecting the Brazilian environment.  It consists of: an administrative body, the Governing Council (Conselho Governamental); a consultative and decision-making body, the National Environment Council, or CONAMA) (Conselho Nacional de Meio Ambiente); a central body, the Environment Ministry, or MMA (Ministério do Meio Ambiente); an executive body, the Brazilian Environment and Renewable Natural Resources Institute, or IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis); and various local and sectorial bodies.  The agencies that merit special attention are CONAMA and IBAMA.  CONAMA carries out or approves studies and assists and advises the Government Council on the official orders for government policy on environmental and natural resources, and on decisions, within its attributed scope, on regulations and other legislative rules applicable to the Brazilian environment.  IBAMA enforces the national environment policy and inspects, preserves and supports the use of natural resources.

Law No. 6,938/81, of August 31, 1981, is known as the Environmental Policy Law, and regulates civil liability for damage to the environment.  In legal terms, this responsibility has an “objective” nature, and is not only strict but also expands the list of liable parties adopting the principle of joint and several responsibilities.  Irrespective of the nature of the offending act, demonstration of a cause-and-effect relationship between the damage caused and an action or omission is enough to create a legal obligation, on the party responsible for the contamination, to redress the environmental damage.  Also, compliance with environmental licenses does not eliminate environmental liability.

Activities which cause damage to the environment may also lead to administrative and criminal fines, under Law No. 9,605, of February 12, 1998 (the Environmental Crimes Law).  The effects of the aforementioned law apply to any person, individual or legal entity, who by any means contributes to damage caused to the environment to the extent of his/her fault, in the amount of the damage caused.  This law provides that a legal entity may be held liable for conduct deemed harmful to the environment, provided that the infraction was committed in its interest or benefit, upon the decision of its legal or contractual representatives or of its plenary board.  Management and members of the board who are aware of any criminal conduct of another and are thus able to prevent it but do not do so, are, by their omission, also considered participants in the crime.

The Federal Decree No. 3,179, issued in September 1999, established administrative fines applicable to conduct or activities damaging to the environment and to the regulations governed by the Environmental Crimes Law.  This Decree sets forth penalties, such as fines of up to R$50 million, and authorizes facilities to be closed down.

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

The right to use federal water is given by the National Waters Agency, or ANA (Agência Nacional de Águas), created by Law No. 9,984 of July 17, 2000, and regulated by Decree No. 3,692 of December 19, 2000, in collaboration with ANEEL.  As well as granting these rights, ANA also regulates and supervises the use of federal water resources and implements the collection of charges for the use of water, at a ratio of 0.75% of the value of the energy generated.  Permission for use of non-federal water resources must be obtained from the respective state-level environmental/water resource agency.

The National Water Resources Policy also created the need for the grant of permission for the use of water in the production of electricity.  At the phase of planning of the plant, application must be made by ANEEL to the water resources authorities for reservation of water availability, which will be transformed into permission to use water resources and granted together with the grant of concession for commercial operation of hydroelectric energy.  The plants which already are in operation, and have the concession grant, automatically also have the grant of the water resources right.  However, when application is made for renewal of the concession for commercial use of hydroelectric energy, grant of the right to use the water resources must also be applied for.

For the construction of the hydroelectric power plant, Brazilian electricity companies have to comply with several environmental protection measures.  First, an environmental impact study must be prepared by external experts, who should make recommendations on how to minimize the impact of the plant on the environment.  The study, in conjunction with a environmental impact assessment report on the project prepared by the company, is then submitted to the state or federal-level governmental authorities for analysis and approval.  The project undergoes a process of licensing in three stages, which includes a Prior License which indicates the viability of the project, an Installation License for the beginning of construction, and an Operation License for startup of the plant.  Environmental licenses also have to be obtained for expansion of the plant or installation of new equipment.  It should be mentioned that on basis of the environmental impact studies conclusions, the issued license is subject to several conditions or requirements that must be observed; otherwise the licenses may be revoked.

Installations that are considered to represent a considerable environmental impact are obliged by law to allocate a minimum of 0.5% of their total investment costs to the creation of environmental preservation areas.

Under the Brazilian Forest Code (Código Florestal Brasileiro - Law No. 4,771 of September 15, 1965), the land area surrounding water reservoirs, whether it is natural or artificial, is considered to be a permanent preservation area, which represents restriction on use.  The amendments to the Brazilian Forest Code introduced by Provisional Measure 2,166-67 of August 24, 2001 provide that the operator of a reservoir is obliged to acquire such surrounding areas.  This requirement can impact the economic viability of new hydroelectric undertakings, but has so far not been enforced.

The Forest Policy of the State of Minas Gerais (Law No. 14,309 of June 19, 2002) and Decree No. 43,710 of January 8, 2004 does not oblige the operator to acquire the land area surrounding the reservoir, but it does demand indemnity for the restriction on use, in forms provided for by law.

These rules, when applicable, will result in additional costs in connection with in the installation of new hydroelectric power plants.

Any corporate entity involved in activities which cause pollutant effects, or the potential for pollutant effects, or which involve products which are considered dangerous to the environment, is obliged to register with IBAMA.  This registry involves quarterly payments of an environmental control and inspection charge – TCFA, which for CEMIG’s activities is equal to an amount of approximately R$10 thousand per year.

Carbon Market

The Kyoto Protocol became effective on February 16, 2005.  According to the Kyoto Protocol, the reduction of greenhouse gas emissions through projects designed under the Clean Development Mechanism, or CDM, may be converted into “Carbon Credits”, which may be negotiated worldwide.  Legislation that would govern the carbon market in Brazil and tax incentives in connection therewith is currently before Congress in Brazil.  Brazil has great potential to generate Carbon Credits arising from clean energy projects that comply with the CDM.

CEMIG’s has implemented a strategy to study CDM project development opportunities in the carbon market.  In order to undertake CDM projects, we are training our professionals, including through courses administered by USAID and the World Bank.  Last year, CEMIG sponsored a course promoted by USAID and the World Bank at the State of Minas Gerais Industry Federation to discuss CDM projects in the State of Minas Gerais.  We intend to create a multidisciplinary task force to mobilize our wholly-owned subsidiaries and affiliated companies to identify projects that would allow us to obtain certificates of reduction of greenhouse gases.

Operational Technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

Load Dispatch Center

The Centro de Operação de Sistema da Cemig (System Operation Center), or COS, located at our headquarters in Belo Horizonte, is the nerve center of our operations.  The COS is a data clearing house and control center that uses fiber optic and coaxial cables, microwaves and other communication technologies to monitor and coordinate our generation and transmission systems in real time, helping to guarantee the security, continuity, and quality of our energy supply.  With the restructuring of the Brazilian utility sector, the COS has begun operating through the ONS, controlling and supervising 39 substations, 22 large plants and 3,017 miles of transmission lines.

Regional Distribution Operation Centers

Our distribution network is managed through seven Centros de Operações Regionais de Distribuição (Regional Distribution Operation Centers), or CODs.  The CODs monitor and coordinate our distribution network operations in real time.  The CODs are responsible for the supervision and control of 350 distribution substations, 228,314 miles of medium voltage distribution lines, 9,995 miles of sub-transmission lines and 5.9 million customers in our concession area.

There are various systems in use to automate and support the CODs processes including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection and inspection.  Technologies like geographic information system and radio/satellite data communication help to reduce the customer restoration time and to provide better customer attendance.

Geospatial Information & Technology

We are intensively using the geospatial and technical document management technology to support and improve engineering processes.  Geo-referenced information of the electrical network, satellite and aerial photographs of the concession area, diagrams and technical document images are stored in geospatial databases and can be easily retrieved by computers connected to our Corporate Network, helping technicians to plan, design, construct, operate and maintain the generation, transmission and distribution network.  We are using mobile technology in service dispatch for distribution network maintenance and medium and high-voltage network data acquisition.

Internal Telecommunications Network

Our private telecommunications network is one of the largest in Brazil.  It is comprised of high-performance microwave links with 130 communication stations and total range of 1,380 miles, a telephone system with 188 telephone exchanges and a mobile communication system with 700 trunking radios and 1,105 radio sets.  We have also developed several projects in association with Empresa de Infovias S.A. based on fiber-optic networks that uses our distribution infrastructure of poles and transmission towers, aimed at integrating our internal voice, data and image services in order to reduce operational costs and increase the reliability of the electrical system.

Corporate Data Network

Our corporate network integrates enterprise servers (one 350 MIPS Mainframe processing the Billing System and 10 Risc machines for the ERP System), 7,015 Intel microcomputers, 306 servers and 877 units of connectivity equipment, serving 164 sites in 90 cities of Minas Gerais State. The centralized infrastructure uses modern servers and devices with service level agreements for hardware maintenance and software support. The reception of meter reading data, digital calculation of electricity bills, and issuance of electricity bills to consumers in CEMIG’s secondary network were recommended for the ISO-9001:2000 certification.

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

We inspect our transmission lines on average twice a year.  The lines are patrolled by helicopter, car and motorcycle.  We also use a Gimbal Camera in the aerial inspections.  Our linemen climb most of the towers at least once a year, depending on the age and the importance of each line for the whole system.  We have continually introduced new predictive techniques into our maintenance program, as for example corona and infrared inspections.

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

We also have crews strategically located throughout the State of Minas Gerais in order to promptly attend to our transmission and distribution system needs.

Information Security Management

In August 2004 we put in place the Corporate Information Security Plan.  The principal objective of this plan is to prepare an action plan to reduce the risk of loss of information confidentiality, integrity and availability.  The project also aims to adapt the company to the new legal and regulatory requirements which call for implementation of various security controls.  A specialized consulting company was contracted, for a period of 11 months, and has been assisting the Information Security Management team in developing the actions and projects.

In 2004 we installed software for information security management, completed the Corporate Network security specification, and began the security assessment and implementation for critical information technology assets.

Management Tools

Enterprise Resource Planning

During the end of 2004, we underwent a complex process of improvements on our current Enterprise Resource Planning, or ERP package (SAP R/3).  The process involved an upgrade from version 4.0 into the newer version 4.7 with improvements on internal processes and controls and the implementation of new functionalities.  The new system has new and revised functionalities covering accounting, cost and funds control, budgeting, investment management, treasury, cash flow management, quality control, project management, inventory management, maintenance, asset control, human resources management (including payroll, time management and personnel development), travel management, sales management and a new workflow functionality covering the finance and supply chains.

The new solution includes, beyond process review, modernization and legacy systems integration, with new and improved hardware, software and processes on its first phase that went live on January 10, 2005 and supported our unbundling project, approved by ANEEL on December 20, 2004.

The next project phase (expected to be live in July 2005) will pilot improvements on our strategic management functionalities, including balanced scorecard, new data warehouse functionality, long-term cash flow monitoring and financial consolidation.

Quality Management Systems

In 1991, we instituted a company-wide quality control program called “Total Quality.”  As part of the Total Quality Program, we adopted the International Standardization Organization Project in 1999, through which we certify different parts of our operations and management as being of superior quality according to international standards known as ISO 9000 and ISO 14000.  We also certify parts of our operations according to internally created criteria.

In addition to the continued expansion in the implementation of the Quality and Environment Management systems in our activities and processes, we also have in progress the implementation of the Health and Safety Management System, providing control in accordance with the standards for this type of system.

Based on experience gained in the last few years, we have prepared the Cemig Management System Manual, which integrates the Quality, Environment and Health and Safety Management Systems.  The integration of the management systems, to be carried out in the areas of interest to the Company, will ensure functionality in the activities executed and greater efficiency in the results.

We have received ISO 9001/2000 certification for our business, including certain customer service offices, call centers, laboratories, repair shops, engineering teams and the São Simão hydroelectric power plant, which represented 29% of our installed capacity as of December 31, 2004.

In February 2000, the Nova Ponte hydroelectric power plant, with an installed capacity of 510 MW, received ISO 14001 certification from Det Norske Veritas – DNV.  The certification includes the 500 square kilometer (193 square mile) reservoir as well as the 2,850 hectare (11 square mile) Galheiro nature reserve.  Nova Ponte is the first large power plant in Latin America to receive this certification.

In 2004, one transmission and three distribution units, covering 161 municipalities, 54 substations, more than 93 miles of distribution lines, and more than 5 miles of transmission lines were certified under the internally created criteria that we refer to as the CEMIG EMS (Environmental Management System).  A materials storage and logistics warehouse also received this certification.  Products and services certified include: new customer connections; billing; collection; product sales and services; network expansion and improvement; network operation; public lighting maintenance and restoration; overhead lines and network maintenance and inspection; electric system planning; and substation and equipment maintenance and inspection.

Risk Management

With the assistance of a leading consulting firm chosen through a formal selection process, we began establishment of a Corporate Risk Management System in 2003, and consolidated it in 2004 in connection with our restructuring.  As holder of a concession in the Brazilian electricity sector, we operate in environments where factors such as corporate restructurings, regulations issued by government agencies, technological development, globalizations and changes in the consumer market generate uncertainties and threats.

The implementation of a coherent risk vision and strategy at the corporate level is a new management trend, encouraged not only by the requirements of the Sarbanes-Oxley Act and the methods recommended by the Committee of Sponsoring Organizations (COSO II), but also by the perception that management of risk is an essential part of a sustainable development philosophy which aims to create value for shareholders.

Our Corporate Risk Management Program aims to achieve the following: operate as an auxiliary in achievement of the objectives set by the strategic plan; create awareness among shareholders of the possible events that could constitute a risk of loss of value; structure the company to be able to take proactive stances in relation to its risk environment; provide the company’s executives with a methodology and tools for effective management of risk; and provide other areas of strategic management with input concepts and procedures, and factors that strengthen the company’s organizational control infrastructure.

In 2004, the structure of corporate risks that was prepared in 2003 was revised and updated, to adapt it to the profound regulatory changes to which the whole Brazilian electricity sector was subjected – most importantly Law 10,848, regulated by Decree 5,163.  We also put in place the functional structure of the risk management system, with the creation of CEMIG´s Corporate Risk Management Committee, finalizing an approved version of the Corporate Risks Management Policy, the Corporate Risk Management Procedures Manual, and licensing of the information technology tool which supports this activity.

In 2003, CEMIG’s Electricity Risks Management Committee, or CGRE, was created to propose policies and procedures for approval by the executive officers to minimize risks in the contracting (purchase and sale) of energy. The committee has members from numerous areas of the Company, including generation, distribution, sales, legal and financial.

The CGRE was very active in 2004, analyzing the recent changes in the Brazilian electricity sector and their impact on CEMIG. Based on its analyses of market, price, regulatory and legal risks, the committee proposed guidelines for the structure of contracts for the sale of electricity to Free Consumers, through the auction procedures held by the Company. It also gave support to the decisions of the executive officers in relation to the Company’s participation in the first Existing Energy Supply Auction, held on December 7, 2004 by the CCEE. Based on risk analyses, it proposed the maximum volumes that could be sold and the amounts purchased by the distributor in that auction.

Management of Financial Risks

In 2004, we continued putting in place the “Risk Control” software for management of financial risks, to monitor the risks associated with the carrying out of transactions in the financial markets.  Use of this software, associated with implementation of the risk management methodology, is designed to give our managers capacity to recognize the existing and potential risks and to control them, and to operate proactively in relation to their environment of financial risks when implementing plans of action.  The delay in fully implementing the software was due to the mobilization of the task force in the upgrading of SAP R/3.

Property, Plant and Equipment

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4.  Our net book value of total property, plant and equipment, including our investment in certain consortia that operate electricity generation projects, was R$11,191 million at December 31, 2004 (including ongoing construction projects).  Generation facilities represented 52.4% of this net book value, transmission and distribution facilities represented 43.8% and other miscellaneous property and equipment, including natural gas and telecommunication facilities, represented 3.8%.  The average annual depreciation rate applied to these facilities was 2.5% for hydroelectric generation facilities, 3.4% for transmission facilities, 4.9% for distribution facilities, 7.7% for administration facilities, 6.0% for natural gas facilities and 7.9% for telecommunication facilities.  Our facilities are generally adequate for our present needs and suitable for their intended purposes.

Item 5.           Operating and Financial Review and Prospects

You should read the information contained in this section together with our financial statements contained elsewhere in this annual report.  The following discussion is based on our financial statements, which have been prepared in accordance with U.S. GAAP and presented in reais.

General

We are a state-controlled energy company engaged, through our subsidiaries, primarily in the generation, transmission and distribution of electricity in Minas Gerais.  According to ANEEL, at December 31, 2004, we were the seventh largest electric power generation concessionaire in Brazil as measured by total installed capacity, and for the year ended December 31, 2004, we were the largest electric power distribution concessionaire in Brazil, as measured by GWh of energy sold to final customers.  We supplied approximately 97% of the electricity consumed in Minas Gerais during the year ended December 31, 2004.  See “Item 4.  Information on the Company—Customers and Billing.”  At December 31, 2004, we generated electricity at 47 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 5,949 MW, of which the hydroelectric plants accounted for 5,764 MW.  See “Item 4.  Information on the Company—Generation and Purchase of Electric Power.”  The State Government as our controlling shareholder establishes our operating and long-term strategy.

The following are our subsidiaries as of December 31, 2004:

•                                          Cemig Geração e Transmissão S.A. (100% interest).  Cemig Generation and Transmission, which as of January 1, 2005 is engaged in the generation and transmission of energy.

•                                          Cemig Distribuição S.A. (100% interest): Cemig Distribution, which as of January 1, 2005 is engaged in the distribution of energy.

•                                          Sá Carvalho S.A. (100% interest).  Sá Carvalho S.A. is engaged in the production and sale of electric energy and holds the concession to operate the Sá Carvalho hydroelectric power plant.

•                                          Rosal S.A. (100% interest).  Rosal S.A. is engaged in the production and sale of electric energy and holds the concession to operate Rosal hydroelectric power plant.  See Note 10 to our consolidated financial statements.

•                                          Usina Térmica Ipatinga S.A. (100% interest).  Usina Térmica Ipatinga S.A. is an SPP engaged in the production and sale of electric energy at the Ipatinga thermoelectric and steam power plant.

•                                          Companhia de Gás de Minas Gerais—GASMIG (55% interest).  Gasmig is engaged in the acquisition, transportation and distribution of natural gas.  In December 2004, CEMIG sold 40% of its interest in Gasmig.  See note 10 to our consolidated financial statements.

•                                          Empresa de Infovias S.A. (99.94% interest).  The principal activities of Empresa de Infovias S.A. are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Empresa de Infovias S.A. owns 69.25% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities of the State of Minas Gerais.

•                                          Efficientia S.A. (100% interest).  Efficientia is engaged in rendering efficiency, optimization and energy solutions services, as well as providing operating and maintenance services, to energy supply facilities.  Efficientia initiated operations in the first quarter of 2003.

•                                          Horizontes Energia S.A. (100% interest).  Horizontes Energia is engaged in the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina.  Horizontes Energia initiated operations in the first quarter of 2003.

•                                          Companhia de Transmissão Centroeste de Minas (51% interest). Companhia de Transmissão Centroeste de Minas will be responsible for building, implementing, operating and maintaining the 345 kV transmission line from the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta.

We also have a 100% interest in each of the following companies:  Usina Termelétrica Barreiro S.A.; CEMIG PCH S.A.; CEMIG Trading S.A.; and Cemig Capim Branco Energia S.A.  These companies were organized to conduct specific projects in the electric energy sector and have not yet commenced operations.

Our consolidated financial statements as of and for the years ended December 31, 2004 and 2003 include the financial results of CEMIG and all of our subsidiaries (operational and pre-operational) described above.  In 2004, we entered into a Shareholders’ Agreement with Petrobras and Gaspetro in connection with the sale of 40% of our equity interest in Gasmig.  Gasmig’s revenues and expenses were included in our consolidated Statement of Income up to December 15, 2004.  Gasmig’s assets and liabilities are not included in our consolidated financial statements as of December 31, 2004.  See Notes 2 and 10 to our consolidated financial statements.  Additionally, we have a minority interest in the following companies:

•                                          Central Hidrelétrica Pai Joaquim S.A. (48.5% interest).  Central Hidrelétrica Pai Joaquim S.A. is engaged in the production and sale of Electric Energy as an independent power producer.

•                                          Central Termelétrica de Cogeração S.A. (48.5% interest).  Central Termelétrica de Cogeração S.A. is engaged in the production and sale of thermoelectric energy, as an independent power producer, through the Barreiro thermoelectric plant, located on Vallourec & Mannesmann’s premises in the State of Minas Gerais.

•                                          Companhia Transleste de Transmissão (25.0% interest).  Companhia Transleste de Transmissão will be responsible for building and operating the 345 kV transmission line connecting a substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant.

•                                          Companhia Transudeste de Transmissão (24.0% interest).  Companhia Transudeste de Transmissão will be responsible for building, implementing, operating and maintaining the 345 kV transmission line from Itutinga to Juiz de Fora.

•                                          Companhia Transirapé de Transmissão (24.4% interest).  Companhia Transirapé de Transmissão will be responsible for constructing, implanting, operating and maintaining the 230 kV transmission line LT Irapé – Araçuaí.

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

Regulatory assets

Due to changes in the electric utilities sector in Brazil in 2001 and 2002 and related acts by regulatory bodies of the Federal Government, we have concluded that because the rate-setting structure in Brazil was designed to recover certain allowable costs, we are subject to the provisions of Statement of Financial Accounting Standards No. 71 “Accounting for the Effects of Certain Types of Regulation,” or SFAS No. 71.

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

During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources.  These factors resulted in lower sales.  In December 2001, electricity concessionaires in Brazil, including us, reached an industry-wide agreement with the Federal Government that provided resolution to rationing related issues as well as certain electricity rate-related issues.  This agreement, known as the General Agreement of the Electricity Sector, generally allows for increased rates to be charged to electric power consumers until the amounts lost by the power generation and distribution concessionaires as a result of the rationing are recovered.  The rate increases set forth in the General Agreement of the Electricity Sector intended to reimburse rationing-related losses are expected to remain in effect from January 2002 for an average of 72 months.  However, no assurance can be given that the full amount of the rationing-related losses we incurred will be recovered over this period.

In addition, we are subject to the provisions of Emerging Issues Task Force Issue No. 92-07 “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” or EITF 92-07, which establishes a 24-month limit for collection of regulatory assets related to billing losses.  Accordingly, we were required to estimate this asset recovery based on assumptions of future billings.

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

Accrual for contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

We account for contingencies in accordance with SFAS No. 5 “Accounting for Contingencies.”  Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of the claims.  Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability.  Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available.  The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.  Management has applied its best judgment in applying SFAS No. 5 to these matters.

Employee post-retirement benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees.  We have also established post-retirement health care plans and pay life insurance premiums.  We account for these benefits in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions.”  We have applied SFAS 132(R) “Employers Disclosures about Pensions and Other Post-retirement Benefits” to disclose information about pension plans and other post-retirement benefit plans.

The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions.  These assumptions are described in note 17 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries and healthcare costs.  In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and generally affect our recognized expenses and recorded obligations in such future periods.  While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other post-retirement obligations.

Deferred taxes

We account for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes,” which requires an asset and liability approach to recording current and deferred taxes.  Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our consolidated financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

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

Depreciation

Depreciation is computed using the straight-line method, at annual rates based on the estimated useful lives of the assets, in accordance with ANEEL regulations and industry practice in Brazil.  To the extent that the actual lives differ from these estimates, there would be an impact on the amount of depreciation accrued in our consolidated financial statements.  A significant decrease in the estimated useful life of a material amount of property, plant and equipment, or in the assets of the electricity generation project consortium in which we are a partner, could have a material adverse impact on our operating results in the period in which the estimate is revised and in subsequent periods.

Allowance for doubtful accounts

We record an allowance for doubtful accounts in an amount that we estimate to be sufficient to cover presently foreseeable losses.

We continuously monitor collections and payments from customers and review and refine our estimation process.

Recently Issued U.S. GAAP Pronouncements

 In July 2003, the Emerging Issues Task Force stated in EITF Issue No. 03-11, or EITF 03-11, that the determination as to whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction.  In analyzing the facts and circumstances, EITF Issue No. 99-19 and Opinion No. 29, “Accounting for Non-monetary Transactions,” should be considered.  EITF 03-11 is effective for transactions or arrangements entered into after September 30, 2003.  The adoption of EITF 03-11 did not have a material effect on the Company’s financial statements.

 In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  The Company will apply SFAS 153 in the event that exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.

Analysis of Electricity Sales and Cost of Electricity Purchased

Electricity rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts.  See Annex A—”The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems”.

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

In general, rates on electricity that we purchase are determined by reference to the capacity contracted for as well as the volumes actually used.  In the case of Itaipu, we are committed to purchase 17.3% of the amount of its capacity that Brazil is required to purchase at a fixed price denominated in dollars paid three times a month at exchange rates determined at the time of each payment.

The following table sets forth the average rate (in reais per MWh) and volume (by GWh) components of electricity sales and purchases for the periods indicated.  The term “average rate” refers to revenues for the relevant class of customers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.  The figures included in the table include the energy sold by Barreiro and Pai Joaquim, which were not consolidated in our financial statements.

	Year ended December 31,
	2004	2003	2002
Electricity Sales:
Average rate to final customers (R$/MWh)
Industrial rate	154.86	132.35	100.06
Residential rate	406.07	356.87	281.60
Commercial rate	355.95	306.00	240.94
Rural rate	214.52	186.76	147.80
Public services rate and others	236.99	201.78	158.80

Total sales to final customers (GWh)
Industrial customers	22,969	21,715	21,906
Residential customers	6,526	6,529	6,360
Commercial customers	3,537	3,402	3,283
Rural customers	1,846	1,783	1,705
Public services and other customers	2,498	2,478	2,330

Average rate (R$/MWh)	226.19	197.12	151.64
Total revenues (millions of R$)	8,560	7,179	5,458
Sales to distributors:
Volume (GWh)	364	621	313
Average rate (R$/MWh)	68.68	51.53	67.09
Total revenues (millions of R$)(1)	25	32	21
Electricity Purchases from Itaipu:
Volume (GWh)	11,936	12,220	12,735
Average cost (R$/MWh)	95.93	96.15	76.87
Total cost (millions of R$)	1,145	1,175	979

(1)                     Does not include R$12 million, R$24 million and R$140 million relating to energy transactions on the CCEE during 2004, 2003 and 2002, respectively.

Rates

Our results of operations in the past have been significantly affected by fluctuations in the levels of rates that we are permitted to charge for the generation and distribution of electricity.  The rate-setting process in Brazil has historically been influenced by government attempts to control inflation.  With the restructuring of the electric power sector in Brazil that commenced in 1995 and under the terms of the renewal of the concession agreement that we signed with ANEEL in 1997, the process by which rates are set has changed to a significant degree.  Electricity that we distribute to captive customers (those customers with no alternative means of energy supply, including residential, commercial and most industrial customers) is provided at rates that are adjusted and revised by ANEEL in accordance with the provisions of our concession contract.  We have entered into electricity supply contracts at freely negotiated rates with our Free Consumers (those customers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more) that elected not to be subject to ANEEL’s rate-setting structure.  Under Law No. 10,848, distribution companies are no longer allowed to enter in new contracts for sale of electricity to Free Consumers at non-regulated prices.  See “The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems” in Annex A.

ANEEL has approved extraordinary rate increases designed to compensate generation and distribution companies for losses incurred as a result of the Electricity Rationing Plan.  See “—Power Rationing and Government Measures to Compensate Electric Utilities.”

ANEEL, through Resolution No. 71, dated as of April 4, 2005, established our first periodic rate revision, allowing for recovery of operating costs and an appropriate return on investments.

The average rate adjustment applied to our rates on April 8, 2003 as part of our periodic rate review was 31.53%.  However, according to Resolution No. 71, such rate adjustment was entitled to be 44.41%.  ANEEL has indicated that the rate adjustments expected for the years from 2004 to 2007 will be adjusted in order to recover the differences between the 44.41% rate adjustment we were entitled to and the 31.53% rate adjustment that was authorized.  From more information see “Item 8.  Financial Information—Legal Proceedings—Regulatory Matters.”

The difference between the revenue under the 31.53% rate adjustment and the revenue that would have been earned based on the 44.41% rate adjustment was recorded by CEMIG as a deferred regulatory asset of R$1,013 million, including monetary variation and accrued interest at a rate of 11.3%, to be recovered through the annual readjustments until 2007.  See Note 4 to our consolidated financial statements.

ANEEL issued Resolution No. 87 on April 6, 2005, which established our average annual rate adjustment of 23.88%. The components of this increase are (i) 6.68% due to the Rate Adjustment Index (Índice de Reajuste Tarifário), or IRT; (ii) 5.72% due to deferred regulatory asset; (iii) 7.35% due to intra-annual variation of fixed costs, or CVA; (iv) 2.46% due to increases in the Programa de Formação do Patrimônio do Servidor (a fund for the benefit of public employees), or PASEP, and the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, taxes and (v) 1.67% due to revenue we did not achieve in 2004 as a result of the re-issuing of  Resolution No. 83 on May 24, 2004, which reduced our rates.

Power Rationing and Government Measures to Compensate Electric Utilities

Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil’s significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil’s major hydroelectric generation facilities.  In May 2001, the Federal Government announced several measures in response to these conditions.  First, the President of Brazil passed Provisional Measure No. 2,147 on May 15, 2001 (as updated by Provisional Measure No. 2,152-2 on June 1, 2001), creating the Câmara de Gestão da Crise de Energia Elétrica, or Energy Crisis Committee.  The Energy Crisis Committee resolved on May 16, 2001 to require certain electricity distributors, including us, to suspend distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%.  Second, the President passed Decree No. 3,818, on May 15, 2001, requiring the Federal Government to reduce its electricity consumption by 35% beginning July 1, 2001.  Third, on May 18, 2001, the Federal Government announced additional power rationing measures to be imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001.  These measures required most residential consumers to reduce their electricity consumption by 20% of the average consumption in May, June and July 2000.  Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period.  Further measures provided that bonuses would be paid to residential consumers whose energy consumption was lower than the requisite target and that power cuts and surcharges would be imposed on consumers whose energy consumption exceeded the requisite target.  ANEEL established specific accounts and controls to record the effect of the rationing measures relating to the bonus, surcharge and other related costs.  The power rationing measures ultimately ceased on February 28, 2002.

On October 17, 2001, the Federal Government, through Provisional Measure No. 4, approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including us, would be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the aforementioned surcharges.  In 2002, we received approximately R$132 million as reimbursement for a portion of the expenses we incurred in connection with payment of bonuses to consumers.  In addition, we are currently negotiating with ANEEL our reimbursement of approximately R$23 million relating to surcharges that were not paid by certain customers because their surcharges are under dispute.  There is no assurance that ANEEL will reimburse us, and therefore the total estimated exposure to the Company for this matter is fully reserved.  In accordance with ANEEL Resolution No. 600, dated October 31, 2002, we have been reimbursed for operating costs of approximately R$28 million that relate to the adoption of the Electricity Rationing Plan and that exceed amounts received from surcharges on consumer rates.  Reimbursement of these operating costs was made through rate increases in force since April 8, 2003, April 8, 2004 and April 8, 2005.

On December 12, 2001, through Provisional Measure No. 14, approved on April 26, 2002 by Law No. 10,438, the Federal Government authorized the creation of the General Agreement of the Electricity Sector.  The General Agreement of the Electricity Sector provides that electric power distribution and generation companies in

Brazil, such as us, will be compensated for revenue losses caused by the reduction in amounts of energy sold and the purchase of energy on the CCEE, as applicable, due to the Federal Government-mandated rationing measures.  Compensation is made by means of an extraordinary increase in the energy rate applicable to future power sales and companies are entitled to use this increased rate for an average period of 72 months, beginning January 2002.  See Note 4 to our consolidated financial statements.

Impact of Our Account Receivable from the State Government

Our liquidity, as well as net income, is affected by payments made in connection with the CRC Account, the account receivable we have from the State Government.  The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002.  In 2003 and 2004, we offset a portion of these overdue amounts against payments of interest on capital that we are required to make to the State Government as our shareholder.  In order to address the settlement of these outstanding amounts, we signed three amendments to the CRC Account Agreement with State Government, each of which is described below.

The First Amendment to the CRC Account Agreement was signed on January 24, 2001 and its purpose was to change the monetary restatement index from UFIR (Tax Reference Unit Index) to IGPD-DI (Índice Geral de Preços – “General Market Price Index”), since the UFIR was extinguished in October 2000.

The Second Amendment to the CRC Account Agreement, signed on October 14, 2002, refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, representing the total amount of R$1,845 million at December 31, 2004, bearing interest at 6% per year, with restatement based on IGP-DI.  We entered into this Second Amendment with the State Government in order to preserve the terms and conditions of the original CRC Account Agreement with respect to the above-referenced installments.  We did not receive any scheduled payments from the State Government in respect of this Second Amendment.  We recorded a full provision for loss for this asset as of December 31, 2001.  See Note 3 to our consolidated financial statements.

The Third Amendment to the CRC Account Agreement, signed on October 24, 2002, refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 31, 1999 and from March 1, 2000 through December 1, 2002.  These installments, which totaled R$1,097 million as of December 31, 2004, bear interest at an annual rate of 12%, with restatement based on IGP-DI.  We did not receive any scheduled payments in respect of this Third Amendment in 2002.  In 2003 and 2004, we offset a portion of overdue amounts in the value of R$28 million and R$49 million, respectively, against payments of interest on capital that we are required to make to the State Government as our shareholder. We are permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this Third Amendment.  For this reason, we have not recorded a loss provision in respect of amounts due thereunder.  See Note 3 to our consolidated financial statements.

On November 19, 2004 our Board of Directors unanimously approved the main terms of a Fourth Amendment to the CRC Account Agreement.  If we execute this amendment with the State Government, we will be entitled to retain 50% of the payments of dividends and interest on capital due to the State Government, as our shareholder, and to set off such amounts against amounts that the State Government owes us under the CRC Account Agreement.  Under the terms approved by our Board of Directors, the outstanding amount will bear interest at an annual rate of 10%, with restatement based on the IGP-DI.  The execution of the Fourth Amendment depends on the prior approval by our shareholders, ANEEL and the legislative assembly of the State of Minas Gerais.  See “Item 10. Additional Information—Material Contracts—CRC Account Agreement.”

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais.  Although our electricity purchases from Itaipu are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets.  However, we have significant levels of foreign currency-denominated debt and other liabilities.  As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected.  Foreign exchange gain or loss and monetary variation gain or loss may significantly impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation.  We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil.  In 2004, we have used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations.  As of December 31, 2004, we had entered into swap agreements in the notional amount of US$88.2 million and, with respect to the Japanese yen, in the amount of ¥6,937 million (equivalent to US$67.8 million), in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar and Japanese yen variations to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Certificates of Deposit) rate.  See Notes 2(d), 14, 21, 23 and 24 to our consolidated financial statements.

Unbundling

We undertook a reorganization of our corporate structure to comply with Law 10,848/04, which establishes that a distribution company may not exercise other activities such as the generation and transmission of electric energy.  Two wholly-owned subsidiaries were created, Cemig Generation and Transmisssion and Cemig Distribution, which will carry out the activities of electricity generation and transmission, and distribution respectively.  This process will be finalized with the signature of amendments to the existing concession contracts, after convocation by ANEEL.

Financial Reporting and Tax Considerations

We do not believe that the unbundling will result in material differences in the presentation of our reporting for financial purposes in accordance with U.S. GAAP or Brazilian GAAP since the financial results of the new generation, transmission and distribution subsidiaries would be consolidated with ours.  We also do not believe that our marginal tax rate, on a consolidated basis, will change as a result of the unbundling.  We do, however, anticipate that our operating results will be adversely affected as a consequence of the application of certain Brazilian revenue taxes.  The revenue taxes which would cause the adverse effect on operating results comprise the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, and the Programa de Formação do Patrimônio do Servidor (a fund for the benefit of public employees), or PASEP, and were assessed against our consolidated revenues at a combined rate of approximately 4.65% from December 2002 to December 2003 and 3.65% from January through November 2002.  Since February 2004, the combined tax rate for these contributions is 9.25% of a tax base equal to the gross revenue less certain deductions.  Following the unbundling, we anticipate that the revenue taxes would be assessed at the subsidiary level with respect to revenues of the generation subsidiary and, separately, revenues of the distribution subsidiary.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net operating revenues

Net operating revenues increased 26.9% to R$7,654 million in 2004 from R$6,032 million in 2003 due primarily to higher electricity sales to final customers.

	2004	% of net operating revenues	2003	% of net operating revenues	2004 versus 2003 - %
Electricity sales to final customers	8,561	111.8	7,179	119.0	19.3
Regulatory extraordinary rate adjustment	89	1.2	63	1.0	41.3
Deferred rate adjustment	640	8.3	199	3.3	221.6
Electricity sales to the interconnected power system	36	0.5	56	0.9	(35.7)
Use of basic transmission network	245	3.2	257	4.3	(4.7)
Other operating revenues	536	7.0	468	7.8	14.5
Tax on revenues	(2,453)	(32.0)	(2,190)	(36.3)	12.0
Total net operating revenues	7,654	100.00	6,032	100.00	26.9

The increase in revenues from electricity sales to final customers is primarily due to increases in the average rate and in the volume of electricity sales to final customers.  There was a 14.8% increase in the average energy rate in 2004 to R$226.21 per MWh compared to R$197.12 per MWh in 2003 as a result of rate increases of 31.5% in April 2003 (full effect in 2004) and 14.0% in April 2004.  In addition, there was a 4.1% increase in the volume of our electricity sales to final customers.  In 2004, we recorded R$89 million in revenue relating to the regulatory extraordinary rate adjustment, a 41.3% increase compared to the R$63 million that we recorded in 2003.  We recorded revenue relating to the regulatory extraordinary rate adjustment in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final customers, and in accordance with consensus described in EITF Issue No. 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” which establishes a 24-month limit for the recovery of revenue losses incurred during the Energy Rationing Plan.  See Note 4 to our consolidated financial statements.

Revenues related to the deferred rate adjustment were R$640 and R$199 million in 2004 and 2003, respectively.  The ANEEL Resolution No. 71, dated April 4, 2004, disclosed the results of CEMIG’s periodic rate review.  According to this resolution, the rate adjustment that would have to be applied on CEMIG’s rates starting April 8, 2003 was 44.4%, instead of the 31.5% applied.  The difference will be included by ANEEL in future rate adjustments. See Note 4 to our consolidated financial statements.

Electricity sales to the interconnected power system were R$36 million in 2004, a 35.7% decrease compared to R$56 million in 2003.  This decrease resulted primarily from lower sales of energy on the spot market in 2004.

Other operating revenues increased 14.5% to R$536 million in 2004 from R$468 million in 2003.  The variation in our other operating revenues in 2004 is mainly due to R$53 million increase in revenues from Gasmig, our subsidiary.  We consolidated Gasmig’s revenues and expenses for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40.00% equity interest in Gasmig to Petrobras.  See Note 10 and 19 to our consolidated financial statements

Taxes on revenues increased 12.0% to R$2,453 million in 2004 from R$2,190 million in 2003 as a result of the increase in our electricity sales to final customers in 2004 as compared to 2003 and as a result of the VAT billed to customers in connection with the extraordinary rate adjustment.  Taxes on revenues consist of:  (i) VAT, assessed at an average rate of 21% on electricity sales to final customers, and VAT billed to customers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; (iii) PASEP, assessed at a rate of 1.65%; and (iv) the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a charge established in 2002 that is prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages.  See Notes 4 and 19 to our consolidated financial statements.

Operating costs and expenses

Operating costs and expenses increased 17.7% to R$5,536 million in 2004 from R$4,703 million in 2003, principally as a result of an increase in 2004 of regulatory charges, use of basic transmission network, electricity purchased for resale and higher personnel costs.

	2004	% of net operating revenues	2003	% of net operating revenues	2004 versus 2003 - %
Electricity purchased for resale	(1,477)	(19.3)	(1,396)	(23.1)	5.8
Natural gas purchased for resale	(268)	(3.5)	(246)	(4.1)	8.9
Use of basic transmission network	(586)	(7.7)	(310)	(5.1)	89.0
Depreciation and amortization	(677)	(8.8)	(686)	(11.4)	(1.3)
Personnel	(788)	(10.3)	(710)	(11.8)	11.0
Regulatory charges	(861)	(11.2)	(585)	(9.7)	47.2
Third-party services	(329)	(4.3)	(325)	(5.4)	1.2
Employee post-retirement benefits	(153)	(2.0)	(109)	(1.8)	40.4
Materials and supplies	(83)	(1.1)	(88)	(1.5)	(5.7)
Gain on Gasmig Sale	102	1.3	—	—	—
Other	(407)	(5.3)	(422)	(7.0)	(3.6)
Reversal (Provision) for loss on deferred regulatory assets	(9)	(0.1)	174	2.9	—
Total operating costs and expenses	(5,536)	(72.3)	(4,703)	(78.0)	17.7

Electricity purchased for resale consists primarily of purchases from Itaipu through Centrais Elétricas Brasileiras S.A. - Eletrobrás.  We are required under applicable regulations to purchase 17.0% of Itaipu’s capacity at U.S. dollar-denominated prices.  We also purchase electricity from the CCEE and Furnas.  Electricity purchased for resale increased 5.8% to R$1,477 million in 2004 from R$1,396 million in 2003 due primarily to the system services charges recorded in 2004, in the amount of R$95 million, that are fixed costs which were passed through our rates.  See Note 20 to our consolidated financial statements.

Natural gas purchased for resale increased 8.9% to R$268 million in 2004 compared to R$246 million in 2003 and consists of purchases made by our subsidiary, Gasmig.

Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network that are prorated among the Brazilian distribution companies.  Charges for use of the basic transmission network are fixed costs that represented a 89.0% increase to R$586 million in 2004 compared to R$310 million in 2003 primarily due to increases in the operating costs of new transmission lines of the Brazilian electric system.

Depreciation and amortization expense did not vary significantly, decreasing 1.3% to R$677 million in 2004 compared to R$686 million in 2003.

Personnel expense increased to R$788 million in 2004 compared to R$710 million in 2003 primarily as a result of wage increases of 7.0% and 16.2% in November 2004 and 2003, respectively, and the implementation of our Careers and Remuneration Plan in 2004. Additionally, there were provisions related to our Termination Resignation Program in the amount of R$25 and R$78 million in 2004 and 2003, respectively.

Regulatory charges increased 47.2% to R$861 million in 2004 from R$585 million in 2003 due primarily to the increases of R$120 and R$118 million in the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, a new charge created to foster energy development in the states and to promote competition regarding energy produced through wind farms, small hydroelectric power plants, biomass, natural gas and coal, and charges for use of water resources, respectively. These expenses are fixed costs.  See Note 4 to our consolidated financial statements.

Third-party services expense was R$329 million in 2004 compared to R$325 million in 2003.  Third-party services expenses consists primarily of contracts related to meter reading, delivery of bills to consumers, collection services and maintenance of distribution and transmission lines.

Employee post-retirement benefits increased 40.4% to R$153 million in 2004 compared to R$109 million in 2003 due to a higher projected net periodic cost for 2004 as a result of a higher expected interest expense compared to the expected return on plan assets.  See Note 16 to our consolidated financial statements.

We recorded a provision for losses of R$9 million in 2004 compared to a reversion provision for loss on deferred regulatory assets of R$174 million in 2003 to reflect our estimation of the recoverability of our deferred regulatory assets.  The extraordinary rate adjustment regulatory asset had an initial maximum recovery period of 82 months, which was reduced to 74 months, from January 2002 to February 2008, pursuant to ANEEL’s Resolution No. 1 dated January 12, 2004.  We made studies to verify if the 74-month recovery period would be sufficient to recover the amounts approved by ANEEL.  Based on those studies, we recorded an allowance for losses in the amount of R$13 million as of December 31, 2004.  Therefore, there was an additional allowance, in the amount of R$9 million, since the original amount recorded, as of December 31, 2003, was R$4 million.  See Notes 2(q) and 4 to our consolidated financial statements.

Other expenses decreased 3.6% to R$407 million in 2004 from R$422 million in 2003. The main variations in other expenses in 2004 compared to 2003 were a decrease of R$25 million in losses on disposal of fixed assets and a decrease of R$50 million in other provisions for contingencies and doubtful accounts, offset by a provision in 2004 of R$24 million related to bonuses paid during the rationing period which were not reimbursed from the Federal Government, an increase of R$9 million in rental expenses and a increase of R$17 million in employee profit sharing. See Note 20 to our consolidated financial statements.

Operating income

As a result of the foregoing, we had operating income of R$2,118 million in 2004 compared to operating income of R$1,329 million in 2003.

Financial income, net

Financial income, net, includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses.  We had financial income, net of R$350 million in 2004 compared to financial income, net of R$674 million in 2003, principally due to a R$242 million decrease in foreign exchange revenues resulting from the 8.7% appreciation of the real against the U.S. dollar in 2004 compared to an 18.2% appreciation of the real against the U.S. dollar in 2003.  Additionally, there was a R$122 million increase in losses from financial instruments due to the swap operations made in 2004 to reduce our exchange rate risk See Notes 3, 4, 14, 21, 23 and 24 to our consolidated financial statements.

Income taxes

Income taxes were an expense of R$731 million on pre-tax income of R$2,468 million in 2004 compared to expenses of R$607 million on pre-tax income of R$2,003 million in 2003.  Deductions of R$173 million and R$85 million in 2004 and 2003, respectively, with respect to interest on capital reduced the amount provisioned for income taxes in 2004 and 2003.  See Note 5 to our consolidated financial statements.

Minority interests

We had income from minority interests of R$2 million in 2004, related to our interest in Gasmig.

Net income

As a result of the foregoing, we had net income of R$1,739 million in 2004 compared to net income of R$1,396 million in 2003.

Other comprehensive loss

Other comprehensive loss was R$474 million in 2004 compared to other comprehensive loss of R$64 million in 2003 as a result of the higher additional minimum liability recorded in 2004.  In 2004, CEMIG made a change in some actuarial assumptions in the annual discount rate and in the mortality rate.  The effect of these changes was an increase in our retirement benefit obligation, which was recorded as an other comprehensive loss in 2004.

Comprehensive income

As a result of the factors stated above, comprehensive income was R$1,265 million in 2004 compared to R$1,332 million in 2003.

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

	2003	% of net operating revenues	2002	% of net operating revenues	2003 versus 2002 - %
Electricity sales to final customers	7,179	119.0	5,458	112.0	31.5
Regulatory extraordinary rate adjustment	63	1.0	281	5.8	(77.6)
Deferred rate adjustment	199	3.3	—	—	—
Electricity sales to the interconnected power system	56	0.9	161	3.3	(65.2)
Use of basic transmission network	257	4.3	185	3.8	38.9
Other operating revenues	468	7.8	260	5.3	80.0
Tax on revenues	(2,190)	(36.3)	(1,473)	(30.2)	48.7
Total net operating revenues	6,032	100.00	4,872	100.00	23.8

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

In 2003, we recorded R$63 million in revenue relating to the regulatory extraordinary rate adjustment, a 77.6% decrease compared to the R$281 million that we recorded in 2002.  We recorded revenue relating to the regulatory extraordinary rate adjustment in 2003 and 2002 in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the

Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final customers, and in accordance with consensus described in Emerging Issues Task Force Issue No. 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” which establishes a 24-month limit for the recovery of revenue losses incurred during the Energy Rationing Plan.  See Note 4 to our consolidated financial statements.

In 2003, we recorded R$199 million in revenue relating to the deferred rate adjustment.  ANEEL Resolution No. 71, dated April 4, 2004, disclosed the results of CEMIG’s periodic rate review.  According to this resolution, the rate adjustment that would have to be applied on CEMIG’s rates starting April 8, 2003 was 37.9%, instead of the 31.5% applied.  The difference will be included by ANEEL in future rate adjustments.

Electricity sales to the interconnected power system were R$56 million in 2003, a 65.2% decrease compared to R$161 million in 2002.  This decrease resulted primarily from higher spot market rates associated with energy transactions on the CCEE in the prior year.

Revenues from use of the basic transmission network by other concessionaires increased 38.9% to R$257 million in 2003 from R$185 million in 2002 due to rate increases in July 2002 (full effect in 2003) and July 2003.

Other operating revenues increased 80.0% to R$468 million in 2003 from R$260 million in 2002 due primarily to an R$167 million increase in revenues from Gasmig, our subsidiary, reflecting 83.5% period-over-period growth, and an increase of R$28 million in revenue from Empresa de Infovias S.A. as a result of telecommunication services rendered in 2003.

Taxes on revenues increased 48.7% to R$2,190 million in 2003 from R$1,473 million in 2002 as a result of the 31.5% increase in our electricity sales to final customers in 2003 as compared to 2002 and as a result of the VAT billed to customers in connection with the extraordinary rate adjustment.  Taxes on revenues consist of:  (i) VAT, assessed at an average rate of 21% on electricity sales to final customers, and VAT billed to customers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 3%; (iii) PASEP, assessed at a rate of 1.65%; and (iv) the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a charge established in 2002 that is prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages.  See Notes 4 and 19 to our consolidated financial statements.

Operating costs and expenses

Operating costs and expenses increased 8.2% to R$4,703 million in 2003 from R$4,345 million in 2002, principally as a result of an increase in 2003 of electricity purchased for resale and higher personnel costs, partially offset by a reversion provision recognized in 2002 related to loss on deferred regulatory assets.

	2003	% of net operating revenues	2002	% of net operating revenues	2003 versus 2002 - %
Electricity purchased for resale	(1,396)	(23.1)	(1,333)	(27.4)	4.7
Natural gas purchased for resale	(246)	(4.1)	(152)	(3.1)	61.8
Use of basic transmission network	(310)	(5.1)	(298)	(6.1)	4.0
Depreciation and amortization	(686)	(11.4)	(666)	(13.7)	3.0
Personnel	(710)	(11.8)	(532)	(10.9)	33.5
Regulatory charges	(585)	(9.7)	(548)	(11.2)	6.8
Third-party services	(325)	(5.4)	(265)	(5.4)	22.6
Employee post-retirement benefits	(109)	(1.8)	(207)	(4.3)	(47.3)
Materials and supplies	(88)	(1.5)	(78)	(1.6)	12.8
Other	(422)	(7.0)	(238)	(4.9)	77.3
Reversal (Provision) for loss on deferred regulatory assets	174	2.9	(28)	(0.6)	—
Total operating costs and expenses	(4,703)	(78.0)	(4,345)	(89.2)	8.2

Electricity purchased for resale consists primarily of purchases from Itaipu through Centrais Elétricas Brasileiras S.A. - Eletrobrás.  We are required under applicable regulations to purchase 17.0% of Itaipu’s capacity at U.S. dollar-denominated prices.  We also purchase electricity from the CCEE and Furnas.  Electricity purchased for resale increased 4.7% to R$1,396 million in 2003 from R$1,333 million in 2002 due mainly to a 20.0% increase in purchases from Itaipu to R$1,175 million in 2003 compared to R$979 million in 2002, partially offset by a 73.2% decrease in energy purchased from the CCEE, considering the higher spot market rates associated with energy transactions on the CCEE in the prior year.  See Note 20 to our consolidated financial statements.

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

Regulatory charges increased 6.8% to R$585 million in 2003 from R$548 million in 2002 due primarily to R$118 million related to the CDE, partially offset by a R$63 million decrease in Fuel Usage Quota Account charges in 2003 to R$282 million from R$345 million in 2002 as a result of decreased operations of thermal generation plants in 2003.  See Note 20 to our consolidated financial statements.

Third-party services expense increased 22.6% to R$325 million in 2003 compared to R$265 million in 2002.  This increase resulted mainly from an increase in the prices for service contracts relating to meter reading, delivery of bills to consumers and collection services.

Employee post-retirement benefits decreased 47.3% to R$109 million in 2003 compared to R$207 million in 2002 due to a lower projected net periodic cost for 2003 as a result of a higher expected return on plan assets.  See Note 16 to our consolidated financial statements.

We recorded a reversion provision for loss on deferred regulatory assets of R$174 million in 2003 compared to a provision of R$28 million in 2002 to reflect our estimation of the recoverability of our deferred regulatory assets.  The extraordinary rate adjustment regulatory asset had an initial maximum recovery period of 82 months, which was reduced to 74 months, from January 2002 to February 2008, pursuant to ANEEL’s Resolution No. 1 dated January 12, 2004.  We made studies to verify if the 74-month recovery period would be sufficient to recover the amounts approved by ANEEL.  Based on those studies, we recorded an allowance for losses in the amount for R$4 million as of December 31, 2003.  Therefore, there was a reversal of the allowance, in the amount of R$174 million, since the original amount recorded, as of December 31, 2002, was R$178 million.  See Notes 2(q) and 4 to our consolidated financial statements.

Other expenses increased 77.3% to R$422 million in 2003 from R$238 million in 2002 due principally to an increase of R$55 million in employees profit sharing, considering our better financial performance in 2003, and an increase of R$44 million in provision for doubtful accounts to R$57 million in 2003 compared to R$13 million in 2002, and, to a lesser extent, to increases in our losses on disposal of fixed assets and expenses related to other taxes and rentals.  See Note 20 to our consolidated financial statements.

Operating income

As a result of the foregoing, we had operating income of R$1,329 million in 2003 compared to operating income of R$527 million in 2002.

Financial income (expense), net

Financial income (expense), net, includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses.  We had financial revenues, net of R$674 million in 2003 compared to financial expenses, net of R$525 million in 2002, principally due to a R$321 million increase in foreign exchange revenues and a decrease of R$800 million in foreign exchange losses, resulting from the 18.2% appreciation of the real against the U.S. dollar in 2003 compared to an 52.3% devaluation of the real against the U.S. dollar in 2002.  Additionally, there was a R$330 million increase in monetary restatement on deferred regulatory assets and reclassification adjustment on marketable securities gains of R$76 million from the sale of Notas do Tesouro Nacional (Brazilian National Treasury Notes) offset by a R$158 million decrease in income from temporary cash investments due to lower cash and cash equivalents and restricted investments in 2003 and income from cash investments denominated in U.S. dollars, losses on financial instruments, net of R$44 million and a R$139 million decrease in interest and monetary restatement of an account receivable from the State Government due to lower variation of IGP-DI, index of the contract.  See Notes 3, 4, 14, 21, 23 and 24 to our consolidated financial statements.

Income taxes

Income taxes were an expense of R$607 million on pre-tax income of R$2,003 million in 2003 compared to expenses of R$26 million on pre-tax income of R$2 million in 2002.  Deductions of R$85 million and R$73 million in 2003 and 2002, respectively, with respect to interest on capital reduced the amount provisioned for income taxes in 2003.  See Note 5 to our consolidated financial statements.

Minority interests

Minority interests were income of R$12 million in 2002, related to the operation of Empresa de Infovias S.A.

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

Liquidity and Capital Resources

Our business is capital intensive.  Historically, we have required capital to finance the construction of new generation facilities and the expansion and modernization of existing generation, transmission and distribution facilities.  Our liquidity requirements are also affected by our dividend policy.  See “Item 8.  Financial Information—Dividend Policy and Payments.”  We have funded our liquidity and capital requirements primarily with cash provided by operations and, to a lesser extent, with proceeds of financings.  We believe that our current cash reserves, cash provided by operations and anticipated proceeds from financings will be sufficient during the next 12 months to meet our liquidity requirements.

Cash and cash equivalents

Cash and cash equivalents as of December 31, 2004 were R$874 million compared to R$440 million as of December 31, 2003 and R$123 million as of December 31, 2002.  None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2004.

Cash flow from operating activities

Net cash provided by operating activities in 2004, 2003 and 2002 totaled R$1,538 million, R$658 million and R$732 million, respectively.  The increase in cash provided by operating activities in 2004 compared to 2003 was due primarily to financial settlement of the CCEE transactions in 2003. The same reason justified the decrease in cash provided by operating activities in 2003 compared to 2002.  Significant non-cash items affecting earnings included increased depreciation and amortization expense as a result of our on-going capital improvements projects, recognition of deferred regulatory assets, the effects of monetary variation and exchange rate variations and the provision for loss on the receivable under the CRC Account Agreement.

Cash flow from investing activities

Net cash used in investing activities during 2004, 2003 and 2002 amounted to R$917 million, R$852 million and R$546 million, respectively, principally relating to the acquisition of property, plant and equipment and the modernization of existing generation, transmission and distribution facilities.  Capital expenditures from the acquisition of property, plant and equipment amounted to R$1,061 million, R$1,029 million and R$869 million in 2004, 2003 and 2002, respectively.  New investments in other affiliates also impacted net cash use in investing activities.  Such investments amounted to R$10 million, R$4 million and R$103 million in 2004, 2003 and 2002, respectively.  See “Item 4. Information on the Company—Capital Expenditures” for more detail regarding how these capital expenditures were applied by us.

Cash flow from financing activities

Net cash used in financing activities during 2004 was R$187 million, comprised of R$1,230 million and R$316 million in proceeds from long-term financing and short-term loans, respectively, offset by the repayment of R$1,424  million of real- and foreign currency-denominated long-term financing and the payment of R$309 million in dividends and interest on capital.

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

Our indebtedness as of December 31, 2004 was R$4,167 million, composed of R$2,750 million of long-term debt and R$1,417 million of the current portion of long-term debt.  This compares with indebtedness as of December 31, 2003 of R$ 3,991 million, composed of R$2,331 million of long-term debt and R$1,660 million current portion of long-term debt.  Of our long-term debt (including the current portion) at December 31, 2004, R$1,119 million was denominated in foreign currencies (R$857 million of which was U.S. dollar-denominated) and R$3,048 million was denominated in reais.  Of our total indebtedness of R$4,167 million as of December 31, 2004, R$3,369 million is subject to variable interest rates.  See Notes 14 and 23 to our consolidated financial statements.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios.  These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil.  These and other covenants could limit our ability to support our liquidity and capital requirements.

We are currently not in compliance with certain financial covenants of a debt agreement between Empresa de Infovias S.A. and MBK Furukawa Sistemas S.A./Unibanco in the total principal amount of R$58.0 million as of December 31, 2004, of which R$40.8 million is classified as long-term liabilities in our consolidated financial statements.  These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil.  However, Empresa de Infovias S.A. has obtained a waiver from the creditors party to the contract for non-compliance with those covenants.  The waiver affirms that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due until December 31, 2005.  We cannot assure you that we will be able to renew this waiver in which case the relevant creditors would be able to accelerate payment.  This would result in the cross-acceleration of other indebtedness of CEMIG due to cross-default provisions in its other debt agreements.  See Note 14 to our consolidated financial statements and “Item 13.  Defaults, Dividend Arrearages and Delinquencies.”

On December 31, 2004, our total debt was R$4,167 million, of which R$1,417 million matures in 2005.  Of our total debt, R$1,119 million was contracted in foreign currency, of which R$342 million matures in 2005.  Due to these maturities in 2005, we need funds in the short term to pay and refinance these obligations.  For this reason, we are refinancing our debt in 2005 to lengthen maturities.  We plan to raise approximately R$1.5 billion in 2005, which will be used to repay debt.  We cannot assure you that we will successfully consummate this refinancing.

In addition to the financings described in our financial statements, we have credit lines with financial institutions as of December 31, 2004 in the amount of R$94 million which we have not yet used.

On July 19, 2004, we set up a Local Note Program, or the Program, according to “Instrução CVM No. 400”, dated December 29, 2003.  The Program is expected to last two years from the date of the filing with the Comissão de Valores Mobiliários – CVM.  Initially, under the Program we were permitted to issue debentures in an amount of up to R$1.5 billion.  We currently have R$230.4 million outstanding under the Program.  Because of the unbundling, we cannot issue additional debentures under the Program.  We may in the future establish other local note programs directly or through our subsidiaries.

As a state-controlled company, we are subject to restrictions under current financing laws and regulations in Brazil on our ability to obtain financing in certain situations.  For example, we must obtain approval from the Brazilian Ministry of Finance and the Central Bank prior to certain international financial transactions and such approval is typically granted only if the purpose of the transaction is to finance the import of goods or to roll over our external debt.  In addition, financial institutions in Brazil are subject to risk exposure restrictions with regard to state governments, governmental agencies and state-controlled companies such as us.  The restrictions mentioned in this paragraph have not prevented us from obtaining financing, although there is no assurance that our ability to obtain financing will not be hindered in the future.  See “Item 3.  Key Information—Risk Factors—Risks Relating to Brazil—We currently face limitations on our ability to obtain financing.”

We currently plan to make capital expenditures aggregating approximately R$1,988 million in 2005.  The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity.  In 2004, we funded our capital expenditures and met our liquidity requirements through a combination of cash flow from operations and financings.  We expect that we will fund our proposed capital expenditures and meet our other liquidity requirements in 2005 through a combination of cash flow from operations and financings.  Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

Over the long term, we anticipate that it will be necessary to make significant capital expenditures in connection with the maintenance and upgrading of our generation, transmission and distribution facilities, and we expect to employ a variety of liquidity sources, such as cash flow from operations and financings, in connection with such requirements.  See “Item 3.  Key Information—Risk Factors” for a discussion of certain matters that might adversely affect our liquidity position.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments.  The following table provides information, as of December 31, 2004, about our contractual obligations and commitments in millions of reais.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total debt(1)	4,167	1,417	1,322	873	555
Purchase obligations
Purchase of electricity from Itaipu for resale(2)	8,619	1,024	2,048	2,048	3,499
Energy auction on CCEE	6,478	267	1,618	1,621	2,972
Transfer and transport electric power from Itaipu(2)	505	60	120	120	205
Investments
Aimorés hydroelectric power plant(3)	66	66	—	—	—
Irapé hydroelectric power plant(3)	287	271	16	—	—
Funil hydroelectric power plant(3)	11	11	—	—	—
Queimado hydroelectric power plant(3)	20	20	—	—	—
Pai Joaquim hydroelectric power plant(3)	10	10	—	—	—
Cemig Capim Branco Energia(3)	39	22	17	—
Transmission Lines(3)	46	35	11	—	—
Gasmig	75	5	64	6	—
Empresa de Infovias S.A.	48	48	—	—	—

Other long-term obligations
Pension plan contributions	1,555	112	237	186	1,020

Total	21,926	3,368	5,453	4,854	8,251

(1)     In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable.

(2)     Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013.  Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2004.

(3)     Contractual obligations with contractors.

Research and Development

We are engaged in projects that explore technological advances not only in electric power systems but in all energy-related fields such as the development of the usage of alternative energy sources, environmental control and power system performance and safety optimization.  In 2004, we spent approximately R$28 million on research and development, including transfers to Fundo Nacional de Desenvolvimento Cientifico e Tecnológico—FNDCT (a federal research and development fund).  During the years ended December 31, 2004, 2003 and 2002, we spent an aggregate of approximately R$38 million on research and development, and we transferred the same amount to FNDCT during that time.  We expect to spend a total of approximately R$30 million on research and development in 2005.  We conduct these efforts in accordance with Federal Law No. 9,991, which requires Brazilian power utilities to spend at least 0.5% of their net income on research and development projects (including transfers to FNDCT), as well as in accordance with our strategic corporate plans.

We have dedicated a substantial portion of our research and development activities to the development of the usage of alternative energy sources, including wind, solar and biomass power generation.  For example, our experimental Morro do Camelinho wind farm, with an installed capacity of 1 MW, began operating in 1994.  See “Item 4.  Information on the Company—Generation and Purchase of Electric Power—Wind Farm.”  We are currently involved in alternative energy research and development through projects that involve:

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

Trends

Including the purchase of energy from the Itaipu power plant, in 2004 our generation resources were sufficient to meet our own load and our sale contracts.  Due to the good rainfall, reservoir and river conditions in 2004, the Brazilian water grid as a whole generated 96% of its maximum contracting capacity.

In 2004, since it was still possible to continue Initial Contracts, almost all of our generation was used to supply our own needs.  For 2005, only 25% of the Initial Contracts remain and, other than under these contracts, self-supply is no longer permitted.  Thus, to complement our needs, we bought energy from several generating companies through the “Existing Energy” Auction held on December 7, 2004.  At that auction we also participated as vendors and sold energy to 35 distribution companies.

As a public service utility, we are subject to regulations issued by the Federal Government as described in “Item 4.  Information on the Company—Brazil’s Energy Market—Regulation.”  Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue if the change relates to prices or with respect to our operating expenses if the change relates to costs incurred to provide service to customers.

We do not anticipate any significant change in revenues in respect of the transmission and distribution businesses since the regulation in place meets the plans of the Federal Government administration.

The rate readjustment was applied differently to different client categories with industrial clients having higher readjustments than residential clients.  For more information, see “Item 4.  Information on the Company—Brazil’s Energy Market—Rates” and “Annex A—The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems”.  This difference in application may have an impact on sales volume growth in the future since industrial clients will tend to develop power projects to supply energy to themselves at a lower cost.  We are taking steps to mitigate this impact through the connection of new clients of different categories as well as clients based in neighboring states.  In the coming years, we expect electricity consumption to grow toward the pre-rationing level based on an assumption that economic activity in Brazil will return to the levels it reached prior to the Federal Government-imposed rationing in 2001.  However, there can be no assurance that this will occur.

We expect that expenses that we are not able to control will increase at a rate well above inflation, which will require further rate increases.  We expect our controllable costs to rise more or less at the rate of inflation since most of these cost items are adjusted for inflation according to contractual terms.  We have taken measures to cut operating costs so as to meet benchmarks proposed by ANEEL in the periodic rate review process.

With respect to expansion, the most significant trend relates to universalization of client service.  Utilities are currently required to provide service to all clients according to a schedule settled by ANEEL.  The legislation provides that financing for universalization of the services will come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR.  According to a program launched by ANEEL for universalization of electric services in rural areas, initially 29.5% of the necessary funds will come from CDE and 25.1% from RGR.  With respect to energy supply, we expect the current overcapacity and favorable reservoir levels to prevail in the near term, allowing customers to consume electricity at lower prices and discouraging investment in new power projects.  Investment in new generating capacity is one of the major concerns of the Federal Government to be addressed through regulatory framework reform.  It is expected that the new regulatory framework will encourage investment in new generation capacity.

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

CEMIG and its wholly-owned subsidiaries, Cemig Generation and Transmission and Cemig Distribution, all have the same Board of Directors, Board of Executive Officers and Fiscal Council.

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

The members of our Board of Directors are elected to serve three-year terms and may be reelected.  Our full Board of Directors is elected every three years.  Of the current 14 members of our Board of Directors, eight were elected by the State Government, five were elected by Southern and one was elected by our preferred shareholders.  The terms of the current members of our Board of Directors expire in April 2006.

The names, positions and dates of initial appointment of our directors and their respective alternates are as follows:

Name	Position	Date of Initial Appointment
Wilson Nélio Brumer(1)	Director	February 27, 2003
Fernando Lage de Melo	Alternate	February 27, 2003
Djalma Bastos de Morais	Director	January 14, 1999
Luiz Antônio Athayde Vasconcelos	Alternate	February 27, 2003
Francelino Pereira dos Santos	Director	February 27, 2003
Marco Antônio Rodgrigues da Cunha	Alternate	February 27, 2003
Antônio Adriano Silva	Director	January 14, 1999
Francisco Sales Dias Horta	Alternate	February 27, 2003
Nilo Barroso Neto	Director	November 24, 2003
Guilherme Horta Gonçalves Júnior	Alternate	February 27, 2003
Haroldo Guimarães Brasil(2)	Director	December 30, 2004
Antônio Renato do Nascimento (2)	Alternate	December 30, 2004
Carlos Augusto Leite Brandão(2)	Director	May 07, 2004
Fernando Teixeira Mendes Filho(2)	Alternate	May 07, 2004
Andréa Paula Fernandes(2)	Director	May 07, 2004
Rodrigo Bhering Andrade (2)	Alternate	December 30, 2004
Antônio Luiz Barros de Salles(2)	Director	May 07, 2004
Andréa Leandro Silva(2)	Alternate	May 07, 2004
José Augusto Pimentel Pessoa(2)	Director	May 07, 2004
Evandro Veiga Negrão de Lima(2)	Alternate	December 30, 2004
Aécio Ferreira da Cunha	Director	May 28, 2003
Eduardo Lery Vieira	Alternate	May 28, 2003
Maria Estela Kubitschek Lopes	Director	February 27, 2003
Luiz Henrique de Castro Carvalho	Alternate	August 20, 2004
Alexandre Heringer Lisboa	Director	February 27, 2003
Franklin Moreira Gonçalves	Alternate	February 27, 2003
José Luiz Alquéres(3)	Director	December 30, 2004
Guy Maria Villela Paschoal(3)	Alternate	December 30, 2004

(1)     Chairman of the Board of Directors.

(2)     Elected by Southern.

(3)     Elected by our preferred shareholders.

Set forth below is brief biographical information for each member of our Board of Directors:

Wilson Nélio Brumer – Mr. Brumer earned a degree in business administration from the Economics, Administration and Accounting College—FUMEC-BH in 1975 and has completed several financial management, planning and managerial development courses in Brazil and abroad.  He has been the Minas Gerais State Secretary of Economic Development since January 2003 and a director of Valepar S.A. since January 2001.  He is the former chairman of the following companies:  BHP Billiton Brasil from November 1998 to December 2002; Grupo Paranapanema from February 1996 to October 1998; Aço Minas Gerais — Açominas from May 1995 to June 1997; Eletrometal Metais Especiais S.A. from 1994 to 1996; Brasifco S.A. from 1993 to 1996; Rio Doce Finance Ltd.—RDF from 1990 to 1992; Itabira International Company Ltd. — ITACO from 1990 to 1992 and Navegação Rio Doce S.A.—DOCENAVE from 1990 to 1991.  Mr. Brumer is a former vice president of the board of directors of the following companies:  Acesita from November 1992 to October 1998; Acesita Energética S.A. from 1992 to 1996; Forjas Acesita S.A. from 1992 to 1996; CVRD from 1990 to 1992 and the Villares Group consisting of Indústrias Villares, Aços Villares S.A. and Elevadores Atlas S.A. from February 1995 to October 1998.  He is a former director of:  Companhia Siderúrgica de Tubarão—CST from July 1996 to April 1999; Varig from November 1994 to February 1996; Usiminas from October 1991 to November 1992; Companhia Siderúrgica Tubarão from August 1992 to November 1992; Rio Doce Geologia e Mineração S.A.—DOCEGEO from 1988 to 1990; Florestas Rio Doce S.A. from 1988 to 1990 and Ferritas Magnéticas S.A.—FERMAG from 1984 to 1986.  Mr. Brumer is also the former chief executive officer of:  Acesita from November 1992 to October 1998; Companhia Siderúrgica de Tubarão from July 1996 to April 1999; CVRD from April 1990 to November 1992, Acesita Energética S.A. from 1992 to 1993 and Forjas Acesita S.A. from 1992 to 1993.  He served as the chief financial officer of CVRD from February 1988 to April 1990.  Mr. Brumer has also served as a member of the fiscal councils of:  Navegação Rio Doce S.A. – DOCENAVE from 1983 to 1987 (president); Urucum Mineração S.A. from 1983 to 1984 and Fundação Vale do Rio Doce de Seguridade Social—VALIA from 1982 to 1983.  Mr. Brumer has also served as the president of the Brazilian Steel Company Institute from August 1997 to May 1999, president of the Industrial Policy Council of the Industry Federation of Minas Gerais from 1994 to 1999, president of the finance committee of Valesul Alumínio S.A. from 1984 to 1988, executive director of the Brazilian Foreign Trade Association – AEB from 1994 to 1997, and a member of several councils and committees.

Djalma Bastos de Morais – Mr. Morais holds a bachelor’s degree in engineering from the Military Institute of Engineering and has completed additional post-graduate studies in telephony and computers at the same institute.  Since January 1999 he has been our Chief Executive Officer, and since July 2002 he has been the Chief Executive Officer of Empresa de Infovias S.A.  From January 1999 to December 2004 he was the Chief Executive Officer of Gasmig.  From May 1999 to August 2001 he was the Chief Executive Officer of Empresa de Infovias S.A.  From 1995 to 1998, he was Vice-President of Petrobrás Distribuidora S.A., the Brazilian oil company.  From 1993 to 1994, Mr. Morais served as Brazilian Minister of Communications.  He has also held various other positions, such as chief executive officer of Telecomunicações de Minas Gerais S.A.—Telemig; manager of Telecomunicações Brasileiras S.A.—Telebrás; chief operating officer of Telecomunicações de Mato Grosso—Telemat; chief operating officer of Telecomunicações do Amazonas—Telemazon; and manager of Telefônica Municipal S.A.—Telemusa.

Francelino Pereira dos Santos – Mr. Santos earned a law degree from the Law School of the Federal University of Minas Gerais in 1949.  Mr. Santos was a Minas Gerais state senator from 1995 to 2002 and the Governor of Minas Gerais from 1979 to 1983.  He also was a congressional representative for four successive terms from 1963 to 1979 and alderman for the city of Belo Horizonte from 1951 to 1954.  From 1961 to 1966 he was Chief of Cabinet of the Minas Gerais State Secretary of Internal Affairs and Justice, Chief of the Minas Gerais State General Management Department and Chief Counselor for Municipalities Affairs of the Cabinet of the Governor.  From 1985 to 1990, he was vice-president of management of Banco do Brasil S.A. and the chief executive officer of Acesita from October 1983 to August 1984.  Mr. Santos was also a professor and director of the Municipal Accounting High School in Belo Horizonte from 1955 to 1959.

Antônio Adriano Silva – Mr. Silva holds a business administration degree with a specialization in marketing. He has worked for several private entities, including Mesbla S.A., Empresa Brasileira de Varejo S.A.—Embrava, Agência Jornalística Imagem, Associação Comercial de Minas, Asa Criação de Publicidade, and Coteminas.

Nilo Barroso Neto – Mr. Barroso graduated in economics from the University of Brasília in 1979.  He began the training course for a diplomatic career in 1977, completing it in 1982.  In 1991 he completed the Master’s course in liberal studies at Georgetown University, Washington, specializing in political philosophy.  In 1983 and 1984 he was Assistant Head of the Consular Division, and in subsequent years held the posts of Assistant Head of the Division for Market Studies and Research, and Assistant to the Secretary for Relations with Congress.  In 1993 he was an official of the General Secretariat of the Presidency of the Republic.  From 1991 to 1993 he was Assistant Counsel in Houston, USA.  He advised the annual conferences of the Interparliamentary Union in Bangkok (1987) and Mexico (1986), and participated as an Advisor in the meetings with the International Monetary Fund and the World Bank in the period from 1989 through 1991.  He was a member of the Brazilian Congressmen’s Delegation to the Convention of the Republican Party of the United States, in Houston, in 1992.  He has been a member of the presidential summit group for the political concentration and consultation mechanisms in Santiago, Chile, since 1993.

Haroldo Guimarães Brasil – Mr. Guimarães was born on July 13, 1962.  He graduated with a degree in electrical engineering from PUC University of Minas Gerais, and earned a doctorate in economics from Rio de Janeiro Federal University in 1997.  He was awarded a Master’s Degree in Business Administration by Minas Gerais Federal University in 1991, and completed the Central Bank Technical Graduation Course (Sao Paulo, 1994), as well as post-graduation studies in Public Policies from ENAP of Brasília (1990), and a specialization in economic engineering from the Dom Cabral Foundation in 1986.  He is a Director of Strategor Ltda – Consultoria e Treinamento, a Consultant of the Management Development Foundation, a Lecturer in the Master’s Degree Course in Business Administration of the Pedro Leopoldo Foundation, Lecturer at IBMEC Educacional S.A., and a visiting professor in the Business Administration Master’s Degree Program of Minas Gerais Federal University.

Carlos Augusto Leite Brandão – Mr. Brandão was born on January 3, 1956.  He obtained a degree in electrical engineering from Minas Gerais Federal University in 1978, and subsequently completed post-graduate studies in economic engineering at the Dom Cabral Foundation in 1980.  In 2000 he attended the MBA course in finance at IBMEC (the Brazilian Capital Markets Institute).  He is currently the Business Coordination Director for AES Eletropaulo, where he is responsible for regulatory and institutional action, and management coordination of the group’s companies in Brazil.  He is also chairman of the Audit Committee of the CCEE (Câmara de Comercialização de Energia Elétrica), was a member of the Market Executive Committee of that organization, and is a member of the Board, and Director, of ASMAE.  He has been a member of IEEE – The Institute of Electrical Engineers, Inc. – since 1980, and a Senior Member since 1990.  He was head of the Rio de Janeiro section of the IEEE from 1990 to 1992, and the Minas Gerais section (which he founded) from 1993 to 1996.  He was chairman of Conselho Brasil from 1999 to 2001.  He is a member of the Editorial Council of the Power Computer Society, has held several posts in the Power Engineering Society, and is the only foreign representative holding a position in the United States Activities Board, headquartered in Washington, D.C.  He has been a lecturer in the Computer Science Center of Minas Gerais Federal University, various courses held by Eletrobrás and at the PUC University of Minas Gerais, and the Instituto Brasil-Estados-Unidos.  He has more than 50 publications in and outside Brazil, and published a book and CD-ROM jointly with the João Pinheiro Foundation, on Models for the Electricity Sector, in 1995.  He coordinated the course in Regulation of the Electricity Sector held by the João Pinheiro Foundation in 1997, the first course of its type in Brazil.  He began his career at CEMIG on March 15, 1979, and has held the positions of Engineer, Manager of the Operation and Maintenance Engineering Division, Manager of the Operation and Maintenance Department, Manager of the Planning and Automation Department, Consultant for Sales to Large Clients, and Manager of the Transmission Department.  Mr. Brandão currently serves as CEMIG’s advisor to the Vice-Presidency and Consultant to the Financial Director.

Andréa Paula Fernandes – Ms. Fernandes was born on October 19, 1969.  In 1992 she obtained a degree in business administration from FIRP (Faculdades Integradas Rio-Pretense), and completed postgraduate studies at the Getúlio Vargas Foundation (FGV) in 1995.  She attended the Extension Business Course of the University of California at Berkeley in 1996, and the Banking Extension Course (GVPEC) of the Getúlio Vargas Foundation in 1998.  In 2001 she obtained an MBA in Finance from IBMEC (the Brazilian Capital Markets Institute).  She is an advisor to the Business Coordination Directorate of the AES Brasil group companies.  Previously she worked at Eletropaulo Metropolitana Eletricidade de São Paulo S.A. as a financial analyst and Investor Relations analyst from 2000 to 2003.  She was a portfolio analyst at Banco Santander Brasil S.A. from 1998 to 2000, worked in the marketing department of Tyson Foods in the United States in 1996, and worked at Citibank N.A in 1990 and 1991.

Antonio Luiz Barros de Salles – Mr. Salles was born on February 23, 1946, and obtained a degree in legal and social sciences from São Paulo University (USP) in 1970, with postgraduate course in criminal law, with a specialization in procedural law, from PUC University.  He is Legal Business Director for Eletropaulo Metropolitana Eletricidade de São Paulo S.A.  He was a career employee of Cesp, which he joined in 1967, and has been a lecturer at the Work Development and Organization Institution (Idort), and at the Management Institute of the economics faculty of São Paulo University (USP).  He was Head of the Office of the Presidency in 1987-1991, Vice-President of the Private Pension Funds Association Abrapp (1993-1995) and Superintendent Director of the Cesp Foundation (1993-1995).  He was technical advice manager to the government of the State of São Paulo (in 1971-1975), Chief of Staff for the Governor in the same administration, and Highways Secretary for the city of São Paulo (2000).

José Augusto Pimentel Pessôa – Mr. Pimentel was born on May 27, 1937, and obtained a degree in Civil Engineering from Minas Gerais Federal University (UFMG) in 1961, with additional specialization in water engineering and services.  He worked for Tenenge as chief of the works office at Reduc, as a self-employed engineer (1963-1964), and as an engineer at CEMIG (1974-1974), where he worked in construction of transmission lines and as a field reconnaissance engineer for dam locations.  In such capacity he was responsible for the structures sector of the Jaguara power plant.  He was head of the Studies and Projects Department of Eletronorte (Centrais Elétricas do Norte do Brasil S.A.) from 1974 to 1978, and a director of Engevix from 1978 to 1994.  Since 1994 he has been an independent consultant for Engevix.  He was director of the National Union of Architecture and Engineering Companies (in 1994), Administrative Director and Director of the energy area of Amec, the Minas Gerais Association of Consulting and Engineering Companies (in 1992), and currently he is a consulting engineer for Amec.  He was a Member and Council Member of the Brazilian Large Dams Committee from 1977 to 1996, and in 1977 was Coordinator of the GTCN – the Northern Costs Working Group.

Aécio Ferreira da Cunha – Mr. Cunha earned his law degree from the National Law Faculty of the University of Brazil, in Rio de Janeiro, in 1951.  He was certified by the Brazilian Superior School of War in 1973.  Presently, Mr. Cunha is an agribusiness entrepreneur in northern Minas Gerais.  Since 1993, he has been a director of Furnas.  In 1993 he was the chairman of BNDES.  He was the congressional representative for six terms from 1963 to 1987, and representative of the Minas Gerais House of Representatives for two terms from 1955 to 1962.  Prior to that, Mr. Cunha was the Chief of the Cabinet of the Minas Gerais State Secretary of Agriculture, Commerce and Labor.  In 1988 Mr. Cunha was nominated Minister of the Brazilian Court of Audit, having his name approved by the Brazilian Congress, but for personal reasons, he declined before taking office.

Maria Estela Kubitschek Lopes – Mrs. Lopes holds a degree in architecture and is an interior designer and entrepreneur.  She is a managing partner of DF Consultores Ltda. and of Santa Júlia Importação, Exportação e Participações.  Mrs. Lopes is also the adviser to the president of the Municipal Theater Foundation of the City of Rio de Janeiro, to the president of the Friends of the State of Rio de Janeiro—AME-RIO and to the president of the board of Casa Santa Ignez (a philanthropic association responsible for the nourishment and education of children and aid to low-income families in the Rocinha neighborhood in Rio de Janeiro).  She was one of the founders of Memorial JK, an organization founded in the memory of Juscelino Kubitschek de Oliveira (former President of Brazil), and served as its vice-president from September 1981 to May 2000 and as acting president since October 2000.  Mrs. Lopes has also served as president of the council of the Cultural Institute Cesgranrio, vice-president of the council of the Women’s Bank, president of the Beneficent Institutions of the State of Rio de Janeiro and a member of the council of Casa das Palmeiras, a cultural institution.  Mrs. Lopes has received several cultural and social merit awards.

Alexandre Heringer Lisboa – Mr. Lisboa holds a degree in electrical engineering from the Polytechnic Institute of the Pontifical Catholic University of Minas Gerais and a master’s degree in mechanical engineering with an emphasis in solar energy from the Federal University of Paraíba, in the city of João Pessoa (State of Paraíba).  He also has received specialized wind energy training from the Deutsches Windenergie-Institut and from the Summer School on Wind Energy Technology at the University of Oldenburg in Germany.  Mr. Lisboa has worked as an engineer for CEMIG since May 1985 and he is a director of SENGE as well as a counselor of the Regional Council of Engineering and Architecture.  Mr. Lisboa served as an alternate member of the board of directors of CEMIG from January 1999 to December 2000.  He was a researcher for and a consultant to the Technological Foundation Center of Minas Gerais—CETEC from November 1983 to April 1985.  From January 1977 to May 1979, he was a trainee at Usiminas, Companhia Siderúrgica Belgo-Mineira and Delle-Alstom S.A.—DASA.

José Luiz Alquéres – Mr. Alguéres was born on March 31, 1944.  He graduated with a degree in civil engineering in 1966, with post-graduation in urban and regional planning in Brazil and electricity planning in the United States and France.  He is Honorary Vice-President of the World Energy Council and Vice-President of ABDIB, the Brazilian Infrastructure and Basic Industries Association.  He is a Partner-Director of JLA – JLAlquéres Engenharia Consultiva Ltda.  Through this firm he now exercises non-executive functions providing services at the Consultative Council level, namely as: Country President of ALSTOM do Brasil, a world leader in highway transport and energy infrastructure; Country President of MDU do Brasil, a company which invests in the mining and energy sectors; and is a member of the Strategic Council of ALCOA do Brasil, Banco CALYON and HOLCIM S.A.  He was Executive Director of Cia. Bozano-Simonsen (1995-1998), National Energy Secretary (1992), President of Eletrobrás (1993-1994) and President of Cerj, Director of BNDESPar (of the Brazilian Development Bank) and Light; and Board Member of Itaipu Binacional, Furnas, Chesf, CEMIG, Escelsa, CEG, CPFL, Comgás and other companies.  In addition to his professional activities, he is active in volunteer work, chairing the French-Brazilian Culture and Cooperation Association, a member of the Council of the National Fine Arts Museum and Vice-President of the Brazilian Oncology Institute.

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

Djalma Bastos de Morais – For biographical information regarding Mr. Morais, see “— Board of Directors.”

Francisco Sales Dias Horta – Mr. Horta holds a degree in business administration from the faculty of UNA.  He is a congressional representative and the president of the Minas Gerais Cristian Youth Association, Latin American Confederation of Cristian Youth Associations and of the Benjamin Guimarães Foundation.  Mr. Horta was one of the founders of the Shop Owner Club Foundation for assistance of underage teenagers.  He is an entrepreneur in the optical sector, owning shops in the cities of Belo Horizonte and Sete Lagoas in Minas Gerais, and in Manaus, State of Amazonas.  He is a director and president of the Minas Gerais Trading Association, Minas Gerais Retail Association, Belo Horizonte Shopper Owners Chamber and of the Economic Politics Council of the State of Minas Gerais Industry Federation.

Celso Ferreira – Mr. Ferreira holds a degree in electrical and mechanical engineering from the Federal Engineering School of Itajubá in the State of Minas Gerais and a master’s degree in electric system engineering from the Rensselaer Polytechnic Institute and has completed coursework in electrical system operation and energy trading in Brazil and abroad, including courses at the International Agency for Nuclear Energy in Paris and Commonwealth Edison Co. in Chicago.  Since March 2003, he has been the Chief Executive Officer of the following companies: Usina Térmica Ipatinga S.A., Cemig Capim Branco S.A., Usina Termelétrica Barreiro S.A. and Central Termelétrica de Cogeração S.A.  He is the Chief Technical Officer of Efficientia S.A.  Mr. Ferreira was the chief generation and commercialization executive officer of Furnas from 1991 to 2003, chairman of that company for four months in 1999 and a member of the board of directors several times from 1991 to 2003.  He also served as a director of the ONS, serving as chairman from its foundation in 1998 to the beginning of 2003.  He was a representative of Furnas on the Wholesale Energy Market, participating in discussions regarding certain Wholesale Energy Market rulings and the General Agreement of the Electricity Sector.  Mr. Ferreira was a professor of the Engineering School of the University of Rio de Janeiro from 1970 to 1980.  From 1966 to 1970, he worked as an engineer for Cia. Auxiliar de Empresas Elétricas—CAEEB.  He was one of the founders of Associação Brasileira das Empresas Geradoras de Energia Elétricas—ABRAGE (Brazilian Electricity Generation Company Association) and of Associação Brasileira das Grandes Empresas de Transmissão – ABRATE (Brazilian Transmission Company Association).  Mr. Ferreira has also served as a member of several associations, including the energy commission of the Commercial Association of Rio de Janeiro from 1999 to 2000 and of the fiscal council of Companhia Paranaense de Energia – Copel.

Elmar de Oliveira Santana – Mr. Santana holds a degree in electrical engineering from the Pontifical Catholic University of Minas Gerais and a master’s degree in business administration from IBMEC (the Brazilian Capital Markets Institute).  Since March 2003, he has been the Chief Executive Officer of Efficientia S.A. and Cemig PCH S.A.  He is the Executive Officer of Usina Térmica Ipatinga S.A., Sá Carvalho S.A., Horizontes Energia S.A., Cemig Trading S.A. and Central Hidrelétrica Pai Joaquim S.A.  He worked from 1977 to 1983 at DAE/MG (a water and electricity utility owned by the State of Minas Gerais) as the rural electrification coordinator and as an operations and distribution superintendent.  From 1983 to 2001, he worked at CEMIG as an engineer, as sales and distribution superintendent and as assistant to the head of sales and distribution.  From December 2001 to April 2002, he was the Secretary of Mines and Energy for the State of Minas Gerais.

José Maria de Macedo – Mr. Macedo earned a degree in electrical engineering from the Federal University of Minas Gerais in 1967 and has completed several specialization courses on electricity and management.  He was a trainee at the Bonneville Power Administration in Portland, Texas, at the Tennessee Valley Authority, at the Bureau of Reclamation in Denver, Colorado and Southern California Edison in California. Since March 2003, he has been the Executive Officer of Cemig Trading S.A.  Mr. Macedo worked at CEMIG from September 1969 to May 1994, when he retired as superintendent of electricity transmission.  After his retirement from CEMIG, Mr. Macedo was an organizer of Cooperativa de Prestação de Serviços de Engenharia Ltda., where he currently serves as president.  Prior to joining CEMIG, Mr. Macedo served as an engineer at Sociedade Instalações Técnicas—SIT.  Mr. Macedo has conducted several studies and seminars on the electricity field in Brazil.

Flávio Decat de Moura – Mr. Moura holds a degree in electronic and electrical engineering from the Federal University of Minas Gerais.  He has been the Chief Executive Officer of Central Hidrelétrica Pai Joaquim S.A. since January 2005, of Gasmig since December 2004, and of Cemig Trading S.A. since March 2003.  He has been the Executive Officer of Cemig PCH S.A., Usina Termelétrica Barreiro S.A, Cemig Capim Branco Energia S.A. and Horizontes Energia S.A since April 2004, of Central Termelétrica de Cogeração S.A., Sá Carvalho S.A. and Usina Térmica Ipatinga S.A. since April 2003, and of Efficientia S.A. since March 2003.  He served as a director and chief executive officer of Electronuclear, the Federal Government’s nuclear power agency, from May 2001 to January 2003 and as chief development officer of Sithe Energies, Inc. from 1998 to 2000.  From 1996 to 1997 he was vice-president and chief electricity distribution officer of Empresa Energética de Mato Grosso do Sul S.A.—Enersul.  In 1993, Mr. Moura was the chief technical and engineering officer of Itaipu.  He served as the chief electricity production officer of Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A.—Electrosul from 1992 to 1993 and the superintendent of engineering of Itaipu from 1983 to 1992.  Mr. Moura was also the assistant to the chief executive officer of Itaipu and engineer and manager of several divisions of Furnas from 1970 to 1982.

Heleni de Mello Fonseca - Mrs. Fonseca graduated with a degree in electrical engineering with a specialization in electronics and telecommunications from the National Telecommunications Institute – INATEL and completed post-graduate studies in marketing and business development at Fundação Getúlio Vargas—FGV.  Since April 2003 she has been the Executive Officer of Central Termelétrica de Cogeração S.A. and since March 2003 she has been the Chief Executive Officer of Sá Carvalho S.A. and Horizontes Energia S.A. and the Executive Officer of Cemig PCH S.A., Cemig Capim Branco Energia S.A. and Usina Termelétrica Barreiro S.A. She was the chief officer of entrepreneurial business of Telemar, the phone company of the State of Bahía, Brazil, from August 2000 to November 2001, the chief officer of corporate and retail business of Telemar from August 1998 to August 2000, the chief of services of Telemig, a phone company in the State of Minas Gerais, from January 1996 to August 1998 and the chief operation officer of Telemig and Telemar from July 1995 to December 1995.  Mrs. Fonseca also served as a director of the Telecommunications Department of the State of Minas Gerais—DETEL/MG, or DETEL/MG, from June 1991 to July 1995 and the manager of the implementation of data communication services of Empresa Brasileira de Telecomunicações—Embratel in Minas Gerais from 1988 to 1991.  From 1976 to 1987, she worked at the Telecommunications Department of DETEL/MG as an engineer, technical officer and engineering superintendent.

Compensation of Directors and Executive Officers

For the year ended December 31, 2004, the aggregate amount of compensation, including pension and other retirement benefits, that we paid to all directors and executive officers was approximately R$3.3 million.

Fiscal Council

Our Fiscal Council, which generally meets once every three months, consists of three to five members and their respective alternates elected by our shareholders at the annual meeting for a one-year term.  Holders of the preferred shares as a group are entitled to elect one member of the Fiscal Council and a corresponding alternate.  Holders of common shares representing at least 10%, individually or in the aggregate, are entitled to elect one member of the Fiscal Council and a corresponding alternate.  The primary responsibility of the Fiscal Council, which is independent from management and from the independent public accountants appointed by the Board of Directors, is to review our financial statements and report on them to our shareholders.  The Fiscal Council is also entitled to give opinions on any proposals from our management to be submitted to the shareholders’ meeting related to (i) changes in our share capital, (ii) issuances of debentures or rights offerings entitling the holder to subscribe for equity (bonus de subscrição), (iii) investment plans and capital expenditures budgets, (iv) distribution of dividends, (v) changes to our corporate form and (vi) corporate restructurings such as mergers, consolidations and spin-offs.  The Fiscal Council also examines the activities of management and reports these activities to the shareholders.

The current members of the Fiscal Council and their alternates, all of whose terms expire on April 30, 2006, are as follows:

Name	Position	Date of Initial Appointment
Luiz Guaritá Neto	Member	February 27, 2003
Aristóteles Luiz Menezes Vasconcellos Drummond	Member	April 27, 1999
Luiz Otávio Nunes West(1)	Member	April 27, 1999
Thales de Souza Ramos Filho	Member	February 27, 2003
Itaumary Teles de Oliveira(2)	Member	April 29, 2005
Ronald Gastão Andrade Reis	Alternate	April 30, 1998
Marcus Eolo de Lamounier Bicalho	Alternate	February 27, 2003
Augusto Cézar Calazans Lopas(1)	Alternate	April 30, 2003
Ary Barcelos da Silva(2)	Alternate	April 29, 2005
Aliomar Silva Lima	Alternate	February 27, 2003

(1)           Elected by Southern.

(2)           Elected by shareholders holding our preferred shares.

Consumer Council

We have established a Consumer Council pursuant to Brazilian law, which is comprised of representatives of consumer groups and advocacy organizations, but not members of our Board of Directors.  The Consumer Council advises us as to service and other concerns of our customers.

Audit Committee

CEMIG has not yet established a formal audit committee.  Our Board of Directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002 and the related regulations.

Employees

As of December 31, 2004, we had 10,668 employees, of which 161 were at the management level.  During the year ended on that date we had an average of 327  temporary employees.  As of December 31, 2003, we had 11,302 employees, of which 156 were at the management level, with an average of 390 temporary employees during the period then ended.  As of December 31, 2002, we had 11,468 employees, of which 147 were at the management level, with an average of 501 temporary employees during the period then ended.  This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2004		December 31, 2003		December 31, 2002
Managers	161		156		147
Professional staff	1,285		1,409		1,424
Operational technical staff	(*	)	7,880		8,112
Office employees	(*	)	1,857		1,785
Operational technical staff and Office employees	9,222		(*	)	(*	)

Total	10,668		11,302		11,468

(*) In 2004, we put in place the new Career and Remuneration Plan, bringing together into a single category the previous career plans for operational, technical and administrative staff.

Once a year we hold collective negotiation meetings with the unions that represent our employees.  The resulting contract remains in effect for the subsequent 12–month period beginning on November 1.  About 10 years ago CEMIG ceased to follow the previous market practice in Brazil of automatically adjusting salaries based on inflation.

In November 2004, we completed negotiation of the annual collective agreement for the period from November 1, 2004 to October 31, 2005, after a wide-ranging discussion of all the terms and conditions with the unions that represent our employees.  The resulting agreement established salary increases on a sliding scale (shown in the table below) and an extraordinary distribution of amounts under the profit-sharing program in the amount of 121% of the basic remuneration of the employees in November 2004.

Monthly Base salary (R$)%
Up to 2,254		7.26
From 2,255	to 4,770	7.00
From 4,771	to 7,103	6.30
From 7,104	to 9,891	5.60
Over 9,891		4.90

In 1995, we established a profit-sharing program for the employees in conformity with the applicable Brazilian labor legislation.  Under this program, we may not contribute an amount to the employee profit sharing plan that is in excess of 25% of the total dividends proposed for that year.

As of January 1, 2003, we implemented changes to our exiting employee health care plans.  The changes are a result of an agreement we reached with our employees’ labor unions, most of which are represented by Sindieletro.  The changes altered the contribution criteria that we, our employees and our retirees are responsible for and the types of benefits covered in each plan.

In the last 4 years there has been no stoppage of work by our employees.  We are unable to predict what effect, if any, future labor litigation could or may have on our results of our operations or our financial condition.  Similarly, we are unable to predict what effect any changes in the Brazilian labor-law regulations may have on the Company, if any.

In December 2003, in order to effectively manage our employment relations while following our strategic guidelines for growth and the addition of value, we implemented a voluntary employee termination program.

In 2004 a total of 1,101 employees accepted the terms of the company’s voluntary employee termination program. Of these, 656 left the company during 2004; a further 311 completed the procedures and left in January 2005. Of the remaining 134 employees, 20 will retire by the end of 2006; and 114 have been withdrawn from the program, in accordance with the terms of the contracts between the company and each employee, because the Government Social Security Organization (INSS) did not accept them for early retirement.

In 2003, the Careers and Remuneration Plan was approved.  The goal of this plan is to provide us with the remuneration tools necessary to maintain an equitable and competitive pay structure and establish criteria for promotions.  The plan was implemented in January 2004 for professional staff, and in March 2004 for the administrative and operational employees.  An internal committee, with representatives of both the company and the labor unions, was created for maintenance of the plan.

The total number of work accidents, for our own employees and those of contracting companies, was lower in 2004 than in 2003, continuing a downtrend over the last four years.  In 2004, we again had no fatal accidents among our own employees.

Share Ownership

Each of our directors and executive officers beneficially owns less than 1% of our preferred shares.

Item 7.            Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2004, the State Government owned 36,329,063,248 common shares, or 51.26% of our outstanding voting stock, and 2,771,169,109 preferred shares, or approximately 3.04% of those outstanding.  As of the same date, Southern, our second largest shareholder, owned 23,362,956,173 common shares, or approximately 32.96% of those outstanding.  Southern is a joint venture formed in 1994.  We believe that a principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company.  We believe that the other significant member of Southern is, as of December 31, 2004, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses.  We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participações S.A.  Our principal shareholders do not have different voting rights with respect to those shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2004.

Shareholder	Common Shares	% of Class	Preferred Shares	% of Class
State Government (1)	36,329,063,248	51.26	2,771,169,109	3.04
Southern	23,362,956,173	32.96
All directors and executive officers as a group	2,545,665		128,138
Other	11,179,602,837	15.78	88,439,225,452	96.88
Total of outstanding shares	70,874,167,923	100.00	91,210,522,699	99.92
Treasury shares	—	—	69,128,403	0.08
Total of authorized and issued shares	70,874,167,923	100.00	91,279,651,102	100.00

(1)   The shares in this line item attributed to the State Government include shares held by MGI and other State Government agencies.

Since our incorporation, our operations have been influenced by the fact that the State Government controls us.  Our operations have had and will continue to have an important impact on the development of business and industry in Minas Gerais and on social conditions in the state.  The State Government has from time to time in the past directed us to engage in certain activities and make certain expenditures designed primarily to promote the social, political or economic goals of the State Government and not necessarily designed with a view to our profitability, and it may direct us to do so in the future.  See, “Item 3.  Key Information—Risk Factors—Risks Relating to CEMIG—We are controlled by the State Government.”

As of December 31, 2004, we had 19 common shareholders in the United States, holding a total of 2,159,909,610 common shares.  We also had 181 preferred shareholders in the United States, holding a total of 21,140,861,015 preferred shares.  These numbers do not include the 14,530,135,788 preferred shares converted into ADRs.

We are not aware of any significant changes in the percentage ownership of any shareholders that held 5% or more of our outstanding voting shares during the past three years.  Based on publicly available filings with the SEC, we are aware of the following changes in ownership of our outstanding preferred shares.  On March 8, 2005, Capital Group International, Inc., or CGII, a foreign investment management company, acquired, on behalf of its clients, ADRs that increased its holdings of preferred shares of CEMIG to 4,598,610,000, corresponding to 5.03% of CEMIG’s preferred shares.  In addition, Capital Research and Management Company, also a foreign investment management company and an affiliate of CGII, holds ADRs representing 2,702,900,000 preferred shares in the Company, corresponding to 2.96% of the preferred shares.  On April 12, 2005, the aggregate proprietary position of the UBS Group in preferred shares of CEMIG increased to 6,098,366,579 preferred shares, representing 6.68% of the Company’s total preferred shares.

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

•              Our agreement with FORLUZ, the entity responsible for managing our employee pension fund, pertaining to the fund and related balances; and

•              Our agreement with COPASA, a Minas Gerais state-controlled company, related to accounts receivable from energy sales.

For a more detailed discussion of these transactions, see Notes 3, 8, 9, 13, 14, 16, 19 and 21 to our consolidated financial statements.

Item 8.            Financial Information

Consolidated Financial Statements and Other Financial Information

Please refer to our financial statements that appear beginning on page F–1 of this document as well as “Item 3.  Key Information—Selected Consolidated Financial Data.”

Legal Proceedings

We are affected by an ongoing dispute between our shareholders.  We are also defending several judicial proceedings involving rate increases, taxes and contributions, labor and pension fund obligations and civil liabilities, as well as several administrative proceedings regarding tax obligations, environmental penalties and other charges imposed by governmental agencies, including ANEEL.  We recognize contingencies only when a loss is probable and estimable.  The most relevant proceedings in which we are involved are summarized below.  See also note 18 to our consolidated financial statements.

Shareholders’ Agreement

In connection with the sale in 1997 of approximately 33% of our shares to Southern as described in “Item 7.  Major Shareholders and Related Party Transactions—Principal Shareholders,” Southern and the State Government entered into a shareholders’ agreement that contained special quorum and veto provisions granting Southern expanded control over certain decisions.  In 1999, after a new State Government administration took office, the State Government filed a lawsuit seeking to nullify the shareholders’ agreement on the grounds that these special provisions constituted an unlawful transfer of control from us to Southern under principles of Brazilian constitutional law, and claiming in particular that the State Government may only cede control of us pursuant to specific state legislation providing for the same.

On March 21, 2000, the First Court of Fazenda Pública e Autarquias in Belo Horizonte rendered a decision declaring the shareholders’ agreement null and void, and this decision was ratified on August 7, 2001 by the Minas Gerais State Court of Appeals.  At present, the State Government has been restored to its position as our sole controlling shareholder and none of the special quorum or veto provisions are in effect.  This decision was appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which upheld the decision of the Minas Gerais State Court of Appeals in December 2003.  The decision of the Superior Tribunal de Justiça is subject to a request for amendment and therefore the effectiveness of the shareholders’ agreement and control of CEMIG remain subject to further judicial challenge in the Supreme Court (Supremo Tribunal Federal).

Rate Increases

We are the defendant in several lawsuits brought by industrial customers alleging that increases in electricity rates during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan, were illegal.  The plaintiffs further allege that all our rates after the Cruzado Plan period were illegal in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases.  Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of our customers.  All of the cases that have been decided at the trial court level have been appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which ruled that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan.  We are actively contesting all of the aforementioned rate increase claims.  In the aggregate, these rate increase claims brought against us amounted to R$105.1 million as of December 31, 2004, and at that date we had accrued a liability for the full amount of those claims.

We are also a defendant in lawsuits and class actions brought by customers, consumer rights groups and the office of the public prosecutor of Minas Gerais contesting the rates we charge our customers, the application of the rate increases determined by ANEEL and the rate subsidies granted to low income customers.  These lawsuits involve claims for the suspension of the rate increases and for the reimbursement to our customers of twice the amount of any additional rates we collected.  All our rate increases are granted based on ANEEL’s prior authorization and we believe we have a meritorious defense to each of these lawsuits.  It is not possible at the present time to estimate the amounts involved in these claims.  We have not accrued any liability related to these claims because we believe that we have a meritorious defense.

The Associação Brasileira de Consumidores – ABC (Brazilian Association of Consumers) has filed a class action lawsuit against us, seeking to prevent us from suspending the energy supply in cases of customer default.  We received a favorable decision at the trial court level that is subject to appeal.  We believe we have a meritorious defense and have not accrued any liability related to this lawsuit.

We are a defendant, together with Comercializadora Brasileira de Energia Elétrica – CBEE, in several lawsuits filed between February 2002 and March 2004 contesting the Encargo de Capacidade Emergencial (Emergency Capacity Charge) which we collect from our customers on behalf of the CBEE.  It is not possible at the present time to estimate the amounts involved in these claims.  However, we have not accrued any liability related to these claims because we believe we have a meritorious defense.

In addition, the Federal Public Auditing Court is challenging the criteria used by ANEEL to calculate the adjustments we applied to our rates in 2003 and in connection with the energy reduction emergency program.  See “—Regulatory Matters.”

Taxes and Other Contributions

We are party to a number of proceedings and claims involving the Federal Government as well as other proceedings and claims arising in the ordinary course of business.  These proceedings and claims include judicial disputes regarding the payment of taxes and contributions, including two disputes regarding social contribution tax, for which we have accrued a total liability of R$129.2 million as of December 31, 2004.  We also are involved in disputes regarding the ISS tax (R$24.9 million), the Imposto de Transmissão Causa Mortis e Doação – ITCMD (inheritance and donation tax), three fiscal executions, involving R$112.5 million, R$7.5 million and R$8.0 million), and the COFINS revenue tax (R$230.2 million) for which we have not recorded any reserve, as we believe that we have a meritorious defense.

In addition, we are a party to two Finsocial contribution disputes.  In connection with one of these disputes, which was initiated in 1990, we have made a judicial deposit and have recorded a loss provision, each equivalent to the historical litigated amount of R$900 thousand.  We have also accrued a reserve of R$20 million for the full amount of the other dispute.  We believe our chances of success in these lawsuits are remote.

We have also contested a number of administrative proceedings asserted by federal tax authorities with respect to an income tax set-off resulting from an adjustment made in 2001 to our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil for the years ended December 31, 1997, 1998 and 1999.  The adjustment related to new accounting rules for pension fund obligations was established by CVM Instruction No. 371 of December 13, 2000.  We received a partially favorable decision relative to the years 1997 and 1998, however an administrative ruling issued by the Office of the Attorney General of the National Treasury in 2004 may allow for additional judicial consideration of these issues.  As for the year 1999, for which we received an unfavorable decision, we filed an injunction and believe we have a meritorious defense that supports the procedures adopted.  Therefore, no reserve has been recorded for this claim.  We estimate the amount involved in these claims to be R$480.7 million as of December 31, 2004.

In 2003, as a consequence of the change in our accounting practice discussed in the above paragraph, the federal tax authorities, after performing an inspection of our tax returns for the years 1997-2001, issued an assessment notice in the amount of R$1,537 million, claiming that we did not pay all our tax liabilities related to those tax years.  We submitted an administrative defense requesting that such assessment notice be canceled, since the tax authorities did not consider our amended tax returns which have been filed.  We believe such amended tax returns show that we have properly settled the tax liabilities challenged, and therefore no reserve has been recorded for this claim

Lately, some Municipalities of the State of Minas Gerais assessed us for the payment of the tax named Taxa de Ocupação do Solo.  There are several administrative proceedings and lawsuits related to this matter, in the total amount of approximately R$10.7 million. We have not accrued any reserves for this amount since we believe we have meritorious defenses in these disputes.

The State of Minas Gerais filed several administrative proceedings against us, alleging that the added-value tax (Imposto sobre Circulação de Mercadoria – ICMS) has not been collected by some sellers of energy distributed through Cemig, and that Cemig would be a co-obligor with respect to the payment of such tax.  We have not accrued reserves in connection with these administrative proceedings since we believe we have meritorious defenses in these disputes.

We have also contested three administrative proceedings asserted by federal tax authorities regarding the alleged absence of payment of the rural real estate tax (Imposto Territorial Rural – ITR), related to the power plants Miranda, Emborcação and São Simão, which involve a total amount of approximately R$30.3 million.  We have not accrued reserves in connection with these administrative proceedings since we believe we have meritorious defenses in these disputes.

Since 2002, we have been receiving a subsidy from Eletrobrás to reimburse us for losses incurred as a result of the discount we were required to provide to low income consumers under Federal Law No. 10,604/02.  Recently, the State of Minas Gerais issued Decree No. 43,999/05 charging the ICMS on this subsidy.  We believe the subsidy is not taxable and we are therefore not collecting the ICMS on the subsidy.  We may be assessed by the State of Minas Gerais with regard to this matter, but we believe we have a meritorious defense.  We estimate the contingency to be approximately R$35 million.

Labor Obligations

We are defending a number of labor-related claims brought by our employees and by third parties, for which we are secondarily liable.  These claims generally refer to overtime and hazardous occupation compensation.  Employees must file a claim for these payments within two years of the termination of their employment agreement.  As of December 31, 2004, these employees were seeking, in the aggregate, approximately R$138.5 million in compensation, and at that date we had accrued a liability of R$110.9 million with respect to these claims.

Claims in the Ordinary Course of Business

We are a party to several civil claims involving small amounts brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of our business and damages suffered as a result of the interruption of the supply of energy to them.  We are also a party to claims under contractual and other commercial obligations.  These claims totaled an estimated R$150.4 million as of December 31, 2004.  As of that date, we had accrued a liability of R$25.9 million with respect to these claims.  We have not accrued a liability with respect to the full amount of the claims because we believe we have a meritorious defense to certain portions of these claims.

We have contested a lawsuit brought by Sistron Sistemas e Companhia Ltda, referring to alleged damages estimated at R$ 94.7 million arising from a services agreement that was affected by economic distress caused by the real devaluation in 1999.  We have not accrued any liability related to this claim, as we believe we have a meritorious defense.

Legal Proceedings Related to Environmental Matters

We are a defendant, along with CVRD, Comercial e Agrícola Paineiras and Companhia Mineira de Metais, in a class action lawsuit brought by the Federal Prosecutor, concerning the environmental licensing of the Capim

Branco I and Capim Branco II hydroelectric power plants.  This lawsuit alleges that we did not obtain proper licensing for these projects and seeks to nullify the environmental licenses relating to these power plants.

We have not accrued any liability related to this claim as we believe we have a meritorious defense.  We are also a defendant, along with CVRD, in a class action lawsuit brought by the Federal Prosecutor, concerning the Aimorés hydroelectric power plant.  This lawsuit alleges that we did not obtain proper licensing for this project and seeks to nullify the environmental licenses relating to this plant as well as the related concessions.  We have not accrued any liability related to this claim as we believe we have a meritorious defense.

Regulatory Matters

Prior to 1993, electric utilities in Brazil were guaranteed a rate of return on investments in assets used to provide electric service to customers, the rates charged to customers were uniform throughout the country, and profits from more profitable utilities were reallocated to less profitable ones so that the rate of return for all companies would equal the national average.  Shortfalls experienced by most electric utilities in Brazil were accounted for in each company’s CRC Account.  When the CRC Account and the guaranteed return concept were abolished, we used our positive balances to offset our liabilities to the Federal Government.

ANEEL has brought an administrative proceeding against us, contesting a R$610.9 million credit related to such positive balance.  On October 31, 2002 ANEEL issued a final administrative decision against us.  On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an Official Collection Letter to us in the amount of R$516.2 million to be paid by January 30, 2004.  We filed a writ of mandamus to suspend our inclusion in the national non-payers registry (“CADIN”).  Although the relief was denied by the lower court, we appealed to the Federal Court of the First Circuit which granted us a temporary injunction to suspend the inclusion in the CADIN.  We have not accrued any liability related to this claim.

We are a defendant in an administrative proceeding brought by ANEEL because we did not meet the September 21, 2002 deadline for completion of the unbundling process.  On November 11, 2002, ANEEL imposed a fine of R$5.5 million upon us.  However we believe we should not be responsible for any non-compliance with the restructuring requirements and, for this reason, on November 28, 2002, we appealed ANEEL’s fine.  On February 23, 2005 ANEEL issued a ruling reducing the fine to R$2.7 million.  We continue to contest this fine.  We have not recorded any reserve since we believe we have a meritorious defense.

On June 12, 2003, ANEEL imposed a R$6 million fine on us for our alleged failure to comply with certain electric power supply quality standards with respect to our customers.  We have recorded a full provision for this fine.

In December 2002 we filed a writ of mandamus against ANEEL and the CCEE contesting the calculation of the amounts due under the settlement process held by the CCEE between December 2002 and January 2003 in connection with purchases of electricity during the rationing in period of 2001 – 2002.  We believe that, based on the classification of CEMIG under ANEEL’s Resolution No. 447, the CCEE incorrectly calculated the amount of debt that we had accrued in respect of our CCEE purchases during the rationing period.  This debt, which we believe to be in the amount of approximately R$143 million, was due from CEMIG to the other participants of the CCEE.  A condition to receipt of the extraordinary rate adjustments (Recomposição Tarifária Extraordinária), or RTE, is that the recipient must not to be involved in any lawsuit with ANEEL that questions the RTE or any related regulation.  As CEMIG has contested the settlement process conducted by the CCEE, ANEEL issued an order to suspend the payment of the RTE to CEMIG.  As a result of this decision, the payment of approximately R$143 million due to CEMIG was also suspended.  In January 2003, we filed a lawsuit seeking to reverse ANEEL’s ruling regarding the suspension of the RTE payments to us.  The Federal Court of Appeals of the First Circuit issued a preliminary injunction in our favor and suspended ANEEL’s ruling.  In December 2004, we withdrew our claim against ANEEL and the CCEE and entered into agreement with ANEEL and the other participants in the CCEE.  The withdrawal is still subject to the court’s approval.  We have accrued a liability of R$142.6 million related to this matter.  See “Item 10. Additional Information — Material Contracts — Agreement between CEMIG and companies in the New Agreement of the Electric Sector.”

On November 14, 2003, the Federal Public Auditing Court, which has the authority to audit any decision by ANEEL that may impact public finance, initiated an administrative proceeding against ANEEL to evaluate the criterion adopted by ANEEL in the Energy Consumption Reduction Emergency Program (Programa Emergencial de Redução de Consumo de Energia Elétrica), or PERCEE.  The Federal Public Auditing Court has asked us to provide certain information with respect to our rates, which, according to the Federal Public Auditing Court, were mistakenly approved by ANEEL.  If we cannot provide support for these rates and ANEEL fails to confirm the legality of the criterion adopted, we may incur losses in the amount of R$83.2 million.  No reserve has been recognized in connection with this proceeding, as we believe we can provide the necessary support and that ANEEL can confirm the legality of the rates.

In addition, the Federal Public Auditing Court contested the index and the X Factor applied by ANEEL in our rate revision of 2003.  We have filed an administrative proceeding before the Federal Public Auditing Court to challenge its decision.  We have not accrued any liability related to this matter as we believe we have a meritorious defense.

We are also a defendant, together with the city of Belo Horizonte, in a lawsuit brought by a citizen of Belo Horizonte, challenging the number of hours that CEMIG has charged the city of Belo Horizonte for public lighting provided to the city during the past 20 years.  We estimate the contingency to be approximately R$62 million.  We have not accrued any liability related to this claim because we believe that we have a meritorious defense.

Dividend Policy and Payments

Obligatory dividend; priority and amount of dividends

Under our bylaws, we are required to pay to our shareholders, as obligatory dividends, 50% of the net income of the fiscal year ending December 31.  Our preferred shares have priority in the allocation of the obligatory dividend for the period in question.  The order of priority of the distribution of dividends is as follows:

•      The annual minimum dividend for the preferred shares: These have preference in the event of reimbursement of shares, and have an annual minimum dividend equal to the greater of the following:

•      10% of their par value; or

•      3% of the shareholders’ equity associated with it.

•      The dividends on the common shares, up to the minimum percentage for the preferred shares.

If a portion of the obligatory dividend remains after the payment of the common dividend, the remaining funds are to be distributed on an equal, pro rata basis with respect to all preferred shares and common shares.

Without prejudice to the obligatory dividend, beginning in fiscal year 2005, every two years, or shorter period if the company’s cash position permits, we will distribute extraordinary dividends, up to the limit of the cash available, as determined by the Board of Directors, under the Company’s Strategic Guidelines Plan and the dividend policy specified in that plan.

The dividends declared, whether obligatory or extraordinary, shall be paid in two equal installments, the first by June 30 and the second by December 30 of each year.

Under the Brazilian Corporate Law, the Board of Directors may declare interim dividends, in the form of interest on capital, to be paid from retained earnings, income reserves or income ascertained in semi-annual or quarterly financial statements.  Any interim dividends paid shall be calculated based on the dividend to be paid in the fiscal year in which the interim dividend was declared.  Our bylaws authorize our Board of Directors to declare interim dividends.  Any interim dividend paid may be set off against the amount of the obligatory dividend payable for the fiscal year in which the interim dividend was paid.

In the fiscal years in which we do not have sufficient income to pay dividends to our preferred and common shareholders, the State of Minas Gerais guarantees a minimum dividend of 6% of the per value of the preferred or common shares, respectively, per year to all shares in the company issued up to August 5, 2004 and held by individuals.

Amounts available for distribution

The amount available for distribution is calculated on the basis of the financial statements prepared in accordance with accounting practices adopted in Brazil and the procedures described below.

The obligatory dividend is calculated on the basis of adjusted net income, defined as net income after addition or subtraction of: (a) amounts allocated to the legal reserve, (b) amounts destined to the formation of the contingency reserves and reversal of these reserves formed in previous fiscal years, and (c) any unrealized income transferred to the unrealized income reserve account, and any amounts previously posted to this reserve account which have been realized in the fiscal year and used to offset losses.

We are obliged to maintain a legal reserve, to which 5% of the net income of each fiscal year must be allocated until the reserve’s total value is equal to 20% of the company’s total paid-in capital.  However, we are not obliged to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and the other established capital reserves exceeds 30% of the company’s total paid-in capital.  Any net losses may be charged against the legal reserve.

Under the Brazilian Corporate Law, income in subsidiaries or affiliated companies reported by the equity method, and income on term sales, realizable after the end of the next fiscal year, are also considered to be unrealized income.

The total of income reserves (with the exception of the reserve for contingencies relating to expected losses and the unrealized income reserve), the legal reserve, the special reserves, the reserve for investment projects, and retained earnings may not be greater than the company’s registered capital.  The amount in excess of our registered capital must be used to increase our registered capital or be distributed as cash dividends.

Under the Brazilian Corporate Law and our bylaws, dividends not claimed within three years from the date on which they are distributed revert to us.

Interest on capital

Under Brazilian law we may pay interest on capital as an alternative for the distribution of funds to shareholders.  Funds distributed as interest on capital qualify within the calculation of minimum dividend established in the bylaws.  These amounts may be paid in cash; and the company may treat them as an expense for purposes of the calculation of the income tax and the social contribution tax.  The total amount paid in interest on capital is limited to the result of application to the company’s shareholders’ equity of the Long Term Interest Rate (TJLP), published by the Brazilian Development Bank (BNDES) and may not exceed the greater of (i) 50% of the net income(before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect to which the payment is made or (ii) 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.   Shareholders who are not resident in Brazil must register with the Brazilian Central Bank so that the foreign currency proceeds of their dividend payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil.  The preferred shares underlying the company’s ADRs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs.  In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted.  The real appreciated approximately 7.94% relative to the U.S. dollar in 2004.  See “Item 3.  Key Information—Risk Factors—Risks Relating to Brazil.”  The Brazilian government exercises a significant influence on the Brazilian economy.  Political and economic conditions can have a direct impact on our business.”

Dividends in respect of the preferred shares paid to holders who are not Brazilian residents, including holders of ADRs, are generally not subject to Brazilian withholding tax, although in general payments of interest on capital are subject to withholding tax.  See “Item 10.  Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Dividends” and “—U.S. Tax Considerations—Taxation of Distributions.”  There is no specific record date upon which the depositary bank will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions.  Pursuant to the Second Amended and Restated Deposit Agreement, the depositary bank will arrange for the funds to be converted into U.S. dollars upon receipt of notice of cash dividends or other cash distributions.

History of Dividend Payments

The following table sets forth the recent history of declarations of dividends and interest on capital on our common shares and preferred shares.  For each year in the table, the payment of the dividends occurred during the year following declaration, except for 1998, when a portion of the total dividend amount for that year was paid during the same year.  For the periods indicated, the dividends paid per 1,000 common shares and per 1,000 preferred shares were the same.  See “Item 3.  Key Information—Selected Consolidated Financial Data.”

Declaration History of Dividends and Interest on Capital(1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
1998	243,991,371	169,459,096	314,001,295	218,083,022
1999	81,759,386	41,981,713	105,219,102	54,027,780
2000	81,768,792	30,590,644	105,231,208	39,368,203
2001	93,858,914	40,099,762	120,790,421	51,605,830
2002	96,198,579	33,846,035	123,801,421	43,557,683
2003	140,081,485	47,630,144	180,412,546	61,343,408
2004(4)	302,634,209	119,476,593	389,766,059	153,875,270

(1)           In accordance with the accounting practices adopted in Brazil, dividends and interest on capital are accounted for as having been paid in the dividend year in which they are declared, even if such dividends or interest on capital were formally approved by a shareholders’ meeting in the following year.

(2)           Real amounts are expressed in nominal reais.

(3)           U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the noon buying rate on the respective dates when we first paid the indicated dividends.

(4)           The 2004 dividends were approved at the annual and extraordinary general shareholders’ meetings held on April 29, 2005.  The 2004 dividends are expected to be paid on June 30, 2005 and December 29, 2005.  See note 18 to our consolidated financial statements.

Significant Changes

The most significant change in our financial condition since the date of our financial statements that are included in this annual report on Form 20-F is a 23.88% rate increase implemented in 2005, which has had a positive effect on our electricity sales revenues.  In order to comply with regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, we have incorporated two wholly-owned subsidiaries of CEMIG – Cemig Generation and Transmission and Cemig Distribution.

Item 9.            The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the São Paulo Stock Exchange.  Our ADSs, each representing 1,000 preferred shares, have traded on the NYSE under the symbol “CIG” since September 18, 2001.  Prior to that date, our ADSs were traded in the over-the-counter, or OTC, market in the United States.  The ADSs are evidenced by ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement by and among us, the depositary and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder.  As of December 31, 2004, there were approximately 14,530,135 ADSs outstanding, representing approximately 14,530 billion preferred shares or approximately 16.4% of our 88,439 billion outstanding preferred shares.  Such ADSs were held by 10 record holders as of that date.  Our common shares are also listed and traded on the São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for the preferred shares on the São Paulo Stock Exchange (per lot of 1,000 preferred shares) and the ADSs on the NYSE for the periods indicated.

	Preferred Shares(1)		ADSs
	Price in Nominal R$		Price in US$
Period	High	Low	High	Low
2000	40.50	22.80	—	—
2001(2)	36.70	21.00	18.62	8.40
2002	39.70	18.90	16.73	4.85
2003	52.75	20.74	18.46	6.00
2004	68.00	36.80	25.10	11.42

2003
First quarter	28.85	21.40	8.75	6.06
Second quarter	33.00	25.50	11.28	7.92
Third quarter	37.60	24.82	13.41	8.22
Fourth quarter	52.75	33.60	18.46	12.05

2004
First quarter	56.00	46.95	19.99	16.55
Second quarter	54.10	36.80	18.72	11.42
Third quarter	60.20	46.10	21.25	15.30
Fourth quarter	68.00	60.40	25.10	21.07
2005
First quarter	68.20	53.49	26.10	19.71

November 2004	65.58	60.99	23.44	21.60
December 2004	64.90	63.60	25.10	22.74
January 2005	68.00	62.55	23.67	19.71
February 2005	68.20	55.55	26.10	21.55
March 2005	66.85	58.10	24.93	21.19
April 2005	74.95	61.71	29.80	23.40
May 2005(3)	71.99	65.60	29.11	26.61

(1)     Preferred share prices and volumes per 1,000 preferred shares.

(2)     From the listing on the NYSE on September 18, 2001 until the end of the period.

(3)     Through May 18, 2005.

On May 18, 2005, the closing price per 1,000 of the preferred shares on the São Paulo Stock Exchange was R$70.95 and the closing price per ADS on the NYSE was US$28.55.

Since July 12, 2002, our depositary receipts, each representing 1,000 of our preferred shares, have traded on the LATIBEX, under the ticker symbol “XCMIG.”  The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

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

In order to better control volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of this stock exchange falls more than 10% from the index registered for the previous trading session.

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world.  As of December 31, 2004, the aggregate market capitalization of the 358 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$242 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 67% of the total market capitalization of all listed companies.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public.  The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.  As of December 31, 2004, we accounted for approximately 1.55% of the total market capitalization of all listed companies on the São Paulo Stock Exchange.

Our preferred shares and common shares have daily liquidity on the São Paulo Stock Exchange and have had no suspension of trading in the past three years

We have been a member of Special Corporate Governance Level 1 of the São Paulo Stock Exchange since October 2001.  As a result, we have agreed to do the following:

•              maintain a free float of shares representing at least 25% of our capital stock;

•              provide a minimum notice period of 15 days after calling any general shareholders’ meeting;

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

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.  See “Item 10.  Additional Information—Exchange Controls.”

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for the preferred shares and the depositary bank must obtain a certificate of registration from the Central Bank of Brazil to be eligible to remit U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof.  In the event that a holder of ADSs exchanges its ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless the holder qualifies for and obtains a new certificate of registration.  See “Item 10.  Additional Information—Exchange Controls.”

Item 10.         Additional Information

Corporate Governance Differences from NYSE Practices

On November 4, 2003, the New York Stock Exchange (“NYSE”) established new corporate governance rules.  Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers.  Under these rules, we are required to set forth in our annual report to shareholders a description of the significant differences between CEMIG’s corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules.  The following table summarizes these differences.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.

CEMIG is a controlled company because more than a majority of its voting power is controlled by the government of the State of Minas Gerais. As a controlled company, CEMIG would not be required to comply with the majority of

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
independent directors requirements if it were a U.S. domestic issuer. There is no legal provision that requires CEMIG to have independent directors.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of CEMIG do not meet at regularly scheduled executive sessions without management.

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

As a controlled company, CEMIG would not be required to comply with the nominating/corporate governance committee requirements if it were a U.S. domestic issuer. CEMIG does not have a nominating/corporate governance committee.

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

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

CEMIG has a permanent conselho fiscal, or fiscal council in accordance with the applicable provisions of Brazilian Corporate Law. As required by Brazilian Corporate Law, our fiscal council is independent of our management and external auditors. The primary responsibility of the fiscal council is to review management’s activities and the financial statements, and to report its findings to the shareholders. Because CEMIG has no audit committee, the entire Board of Directors serves as CEMIG’s audit committee, as defined in the Sarbanes-Oxley Act of 2002.

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

CEMIG’s Chief Executive Officer will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

By-laws

We are a state-controlled company registered under the laws of Brazil.  The registration number given to us by Junta Comercial do Estado de Minas Gerais, or the Board of Trade of Minas Gerais, is 3130004012.  Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our extraordinary shareholders’ meeting on December 13, 2004, and (ii) Brazilian Corporate Law.  The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

Preferred Shares

Holders of preferred shares have the right to receive annual minimum dividends in an amount equal to the greater of 10% of the par value of each preferred share or 3% of the shareholders’ equity associated with each preferred share.  Holders of our preferred shares also will have priority over any other class of shares if we decide to redeem shares.  A preferred share does not entitle its owner to vote at the general shareholders’ meetings.

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

Article 171 of the Brazilian Corporate Law provides that each shareholder has a general preemptive right to subscribe for new shares or convertible securities issued in any capital increase, in proportion to that shareholder’s shareholding, except in the event of the exercise of any option to acquire shares of our capital stock.  Shareholders must exercise their preemptive rights within 30 days after the publication of the notice of capital increase.

In the event of a capital increase, holders of ADSs, which represent preferred shares, would have preemptive rights to subscribe only to newly issued preferred shares, in proportion to their shareholdings but may not be able to exercise these rights because of U.S. securities law limitations.  See “Item 3.  Risk Factors—Risks Relating to the Preferred Shares and ADSs—You may not be able to exercise preemptive rights with respect to the preferred shares.”

Minority Shareholders

Our by-laws provide that the preferred and minority common shareholders are entitled to elect one member and an alternate to the Board of Directors, as more fully described in “—Rights of Shareholders—Rights of Minority Shareholders.”

Dividends

For a discussion of our dividend policy, see “Item 8.  Financial Information—Dividend Policy and Payments.”

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

•              to elect the members of the Board of Directors and of the Fiscal Council;

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

•              to transform us into a limited liability company (sociedade por quotas de responsabilidade limitada) or any other corporate form;

•              to take any action regarding our dissolution or liquidation, and the appointment and dismissal of the respective liquidator and review of the reports prepared by him or her;

•              to take any action regarding an application for bankruptcy or compulsory rescheduling of our debts; and

•              to receive annually the financial statements from management and to approve the financial statements.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to approve or ratify any proposed action, and abstentions are not taken into account.  However, the affirmative vote of shareholders representing one half of our issued and outstanding voting capital is required to:

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

•                                          approve our dissolution; and

•                                          approve the compulsory transfer of all of our shares to another company in order to make us a wholly-owned subsidiary of that other company (incorporação de ações).

Shareholders may be represented at a shareholders’ meeting by an attorney-in-fact appointed no later than one year prior to the meeting date.  To be eligible to represent a shareholder in a shareholders’ meeting, the attorney-in-fact must be a shareholder, one of our executive officers or directors or an attorney-at-law.  In a publicly held corporation, such as ours, the attorney-in-fact may also be a financial institution.

Subject to the provisions of the Brazilian Corporate Law and our by-laws, our Board of Directors may ordinarily call our shareholders’ meetings.  These meetings may also be called by:

•                                          the Fiscal Council, if the Board of Directors fails to call a general shareholders’ meeting within one calendar month after the date it was required to do so under applicable laws or a special shareholders’ meeting in the case of serious and urgent matters affecting us; any shareholder, whenever the executive officers fail to call the meeting of shareholders within 60 days of being required to do so by the Brazilian Corporate Law or by our by-laws; and

•                                          shareholders holding at least five percent of our capital stock, if our Board of Directors fails to call a meeting within eight days after receipt of a request from that shareholder to call the meeting that indicates the issues to be discussed or calls for the creation of the Fiscal Council.

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

•                                          approving the sale or pledge of our fixed assets, or the granting of guarantees to third parties, with a value of at least R$5 million;

•                                          approving, upon proposal by the Board of Executive Officers, the sale or the creation of any “in rem” guarantees with respect to our permanent assets and the granting by us of any personal guarantee to any third party in an amount exceeding R$5 million;

•                                          approving, upon a proposal by the Board of Executive Officers, loans, financings, agreements and any actions which would bind us in an amount exceeding R$5 million;

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

•                                          approving, upon proposal by the Board of Executive Officers, the commencement or waiver of bidding proceedings for the purchase of goods or services with a value of at least R$5 million;

•                                          authorizing, upon proposal by the Board of Executive Officers, legal and administrative action to be taken on our behalf and the settlement of judicial and extra judicial matters in which we are involved with a value of at least R$5 million;

•                                          approving the issuance of securities (debentures, commercial papers, notas promissórias, among others) in the local and international capital markets; and

•                                          delegating to Board of Executive Officers the power to authorize signature contracts of commercialization of electric energy or rendering distribution and transmission services, in terms of legislation.

Under the Brazilian Corporate Law, directors of a corporation generally have certain duties equivalent to those imposed under the laws of most states of the United States, including a duty of loyalty to the corporation, a duty to refrain from self-dealing and a duty to use reasonable care in the management of the corporation’s affairs.  Our directors and officers may be held liable for breaches of duty to us and our shareholders and may be subject to judicial actions in proceedings brought by government agencies or our shareholders.

There are no provisions in our bylaws with respect to (i) a director’s power to vote on proposals or contracts in which such director is materially interested, (ii) borrowing powers exercisable by the directors, (iii) age limits for retirement of board members, and (iv) number of shares required for director qualification.

The chairman and vice-chairman of our Board of Directors are chosen by our Board of Directors at its first meeting following the election of the board members.  The vice-chairman of our Board of Directors will act as a temporary replacement for our chairman when the chairman is absent from board meetings.

Our shareholders determine the remuneration of our directors during the general meeting of shareholders at which our directors are elected to office.

Rights of Shareholders

We extend to our shareholders all of the rights that are provided under Brazilian law.  Our by-laws are in compliance with the Brazilian Corporate Law.

Essential Rights

Article 109 of the Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances.  These shareholders’ rights include:

•              the right to have a share of the corporation’s earnings;

•              the right to have a share of the corporation’s assets, in the event of liquidation thereof;

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

Redemption rights

Our common shares and preferred shares are not redeemable, except that a dissenting shareholder is entitled under Brazilian corporate law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

(1)           to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the by-laws);

(2)           to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

(3)           to reduce the mandatory distribution of dividends;

(4)           to change our corporate purposes;

(5)           to merge us with another company or consolidate us;

(6)           to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company;

(7)           to approve the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian corporate law;

(8)           to approve our participation in a centralized group of companies as defined under Brazilian corporate law; or

(9)           in the event that the entity resulting from (a) a merger, (b) a transfer of shares as described in clause (6) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the general shareholders’ meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require us to redeem their shares. The right of redemption mentioned in items (5), (6) and (8) above may only be exercised if our shares do not satisfy certain tests of liquidity at the time of the shareholder resolution. The right of redemption lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting, unless, in the case of items (1) and (2) above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the publication of the minutes of the special meeting.

We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended Brazilian corporate law, contains provisions which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. Our by-laws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian corporate law would be made at no less than the book value per share, determined on the basis of the last balance sheet approved by the shareholders; provided that if the general shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such general shareholders’ meeting.

Rights of Minority Shareholders

The Brazilian Corporate Law provides that shareholders who own at least 5% of the capital stock of a corporation are afforded the following rights, among others:

•              the right to require that the books of the corporation be made available for review, whenever these shareholders become suspicious that Brazilian law or the corporation’s by-laws have been violated, or that irregularities have been committed by the management of the corporation;

•              the right to call a general meeting of shareholders, under certain circumstances, whenever the corporation’s directors or officers, as the case may be, fail to do so; and

•              the right to file an action for indemnification by directors or officers, as the case may be, for damages caused to the assets of the corporation, whenever it is determined at the general meeting of shareholders that such a claim shall not be filed.

Whenever the Fiscal Council is not permanently active, it shall be activated at a general meeting of shareholders at the request of shareholders who own at least 10% of the voting shares or 5% of the non-voting shares.  Minority shareholders have the right to appoint one member of the Fiscal Council.  All shareholders have the right to attend general meetings of shareholders.

The Brazilian Corporate Law also provides that minority shareholders that hold either (i) preferred shares representing at least 10% of the total share capital of a company or (ii) common shares representing at least 15% of the voting capital of a company, have the right to appoint one member and an alternate to the board of directors.  If no common or preferred shareholder meets these thresholds, shareholders holding preferred shares or common shares representing at least 10% of the total share capital of the company are entitled to combine their holdings to appoint one member and an alternate to the board of directors. Through 2005, a director appointed by the preferred shareholders as a group, or collectively with the common shareholders, is to be chosen from a list of three names provided by the controlling shareholder.  Beginning with the annual general meeting of 2006, this member of the Board of Directors will be elected in accordance with the terms of the law, independently of the period of office of the board member to be substituted.

Changes in Rights of Shareholders

Any change with respect to the rights of holders of our common shares or preferred shares requires a shareholders’ meeting.  Under the Brazilian Corporate Law, the proposed changes must be approved by a majority of the affected class.  Certain changes with respect to the rights of non-voting shares, including preferred shares, such as a change in payment or voting rights, may give rise to the exercise of redemption rights by the holders of the affected shares.

Going Private Transactions and Delisting from the São Paulo Stock Exchange

Our delisting, as a public company, must be preceded by a tender offer by our controlling shareholders or ourselves for the acquisition of all our then outstanding shares, subject to the conditions below:

•              the price offered for the shares under the public offering must be the fair value of those shares, as established in Brazilian Corporate Law; and

•              shareholders holding more than two thirds of our float shares shall have expressly agreed to our decision to become a private company or accepted the offer.

According to Brazilian corporate law, a fair price shall be at least be equal to our valuation, as determined by one or more of the following valuation methods: book value, net book value assessed by market price, discounted cash flow, multiples, price of our shares in the market or any other valuation method accepted by the CVM. This price of the offer may be revised if challenged within 15 days of its publication by holders of at least 10% of our outstanding shares, by means of a request sent to our management that a extraordinary shareholders’ meeting be called to decide on whether to request a new valuations under the same or different valuation method. Our shareholders that request a new valuation and those who approve such request shall reimburse us for incurred costs if the new valuation is lower than the challenged valuation.  However, if the second valuation is higher, the offeror will have the option to continue the offer with the new price or quit the offer.

Arbitration

Pursuant to the Brazilian Corporate Law and related regulations, if provided for in a company’s by-laws, disputes among shareholders will be subject to arbitration.  Our by-laws currently do not provide for arbitration.

Material Contracts

CRC Account Agreement - Contract for Assignment of Credit of the Remaining Balance of the Revenue Compensating Account, dated May 31, 1995, between the State Government and CEMIG, and Amendments thereto

Prior to 1993, electric utilities in Brazil were guaranteed a rate of return on investments in assets used to provide electric service to customers, the rates charged to customers were uniform throughout the country, and profits from more profitable utilities were reallocated to less profitable ones so that the rate of return for all companies would equal the national average.  Shortfalls experienced by most electric utilities in Brazil were accounted for in each company’s CRC Account.  When the CRC Account and the guaranteed return concept were abolished, concessionaires with positive balances were permitted to offset such balances against their liabilities to the Federal Government.

After all of our eligible payables and debt to the Federal Government had been offset against our CRC Account balance, we entered into an agreement with the State Government in May 1995 to transfer the right to receive the balance of our CRC Account from the Federal Government to the State Government in return for a promissory note from the State Government payable in monthly installments plus interest.  This account receivable had a balance of approximately R$2,942 million as of December 31, 2004, which included a significant amount of overdue installments.  The agreement relating to this transfer, the CRC Account Agreement, originally required the State Government to make monthly payments to us over twenty years with an initial three-year grace period for interest and principal payments.  Interest on the amount receivable under the CRC Account Agreement accrues at a rate of 6% per year plus inflation adjustments.  Interest began to accrue on May 2, 1995, and deferred interest during the initial three-year grace period was capitalized.

Since May 1995, the CRC Account Agreement has been amended as follows:

(a)           The CRC Account Agreement was first amended in February 2001 to replace the monetary restatement index originally applicable to the outstanding balance with the IGP-DI.

(b)           The CRC Account Agreement was next amended by the Second Amendment to the CRC Account Agreement, signed on October 14, 2002, which refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, representing the total amount of R$1,845 million of December 31, 2004, bearing interest at 6% per year, with restatement based on the IGP-DI.  We entered into this Second Amendment with the State Government in order to preserve the terms and conditions of the original CRC Account Agreement with respect to the above-referenced installments.  We did not receive any scheduled payments from the State Government with respect to this Second Amendment.  In 2001, we recorded a full loss provision with respect to the entire outstanding balance of the Second Amendment.  See Note 3 to our consolidated financial statements.

(c)           The CRC Account Agreement was next amended by the Third Amendment to the CRC Account Agreement, signed on October 24, 2002, which refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002.  These installments, which totaled R$1,097 million as of December 31, 2004, bear interest at an annual rate of 12%, with restatement based on the IGP-DI.  We are permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this Third Amendment.  For this reason, we have not recorded a loss provision for amounts due thereunder.  We paid interest on capital in lieu of dividends in December 2004, of which R$72 million was due to the State Government.  Part of this interest on capital, amounting to R$49 million, was used by the State Government to settle part of the CRC overdue credits and the remainder, in the amount of R$23 million, to acquire debentures issued by CEMIG for the Irapé power plant construction.  See Note 3 to our consolidated financial statements.

(d)           On November 19, 2004 our Board of Directors unanimously approved the main terms of a Fourth Amendment to the CRC Account Agreement, which includes an increase from 25% to 50% to the amount of dividends and interest due to the State that we are entitled to offset against amounts due under the CRC Account Agreement.  Under the terms approved by our Board of Directors, the outstanding amount will bear interest at an annual rate of 10%, with restatement based on the IGP-DI.  This amendment is still subject to approval by the State Government.  In addition to the agreement of the State Government, execution of such amendment depends on the approval of ANEEL, our shareholders and the state congress of the State of Minas Gerais.

Contract on Concessions for Generating Electric Energy, dated July 10, 1997, between the Federal Government and CEMIG

In order to provide electric energy generation services to the public, we entered into a contract with the Federal Government.  This concession contract establishes terms of the concessions for each of our generation plants.  Although the concessions for different generation plants have different expiration dates, these concessions are extendable by the Federal Government for a period of up to 20 years upon our application.  This contract grants us free access to land in the public domain, certain rights of way, and existing transmission and distribution systems so that we may transmit the energy produced in our generating stations.  In return, among other things, we must maintain a minimum level of regularity, continuity, efficiency and safety and we must set aside funds to account for fuel consumption, use of water resources and contributions to the RGR.  We do not pay the Charge for Use of Public Assets (Uso do Bem Público), or UBP, when generating under the public service regime.

This contract also provides that ANEEL (formerly DNAEE) or a substitute agency will supervise us in the provision of our energy generation services and that we will be subject to penalties if we fail to comply with certain contractual provisions.  As a party to this contract, we serve a public utility function and we must receive authorization from the Federal Government prior to entering into any other entrepreneurial activities.  The Federal Government may intervene in our concession at any time in order to ensure that we are providing our electric energy generation services properly and that we are acting in compliance with this contract.

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

Contract on Concessions for Distributing Electric Energy, dated July 10, 1997, between the Federal Government and CEMIG

To enable us to provide electricity distribution service to the public, we have a concession contract with the Brazilian Federal Government.  This contract also provides for the rates at which we may charge clients for our services.We may apply for a 20-year extension of the period of this contract, and the Federal Government has the discretion to grant or refuse this extension.

The contract gives us free access to land in the public domain, and certain rights of way, in order to operate our electricity distribution service. In return we are required, among other obligations, to maintain certain specified minimum levels of regularity, continuity, efficiency and safety of service; to keep our infrastructure, equipment and services up-to-date; and to maintain availability to the population as a whole, courtesy in provision of services, and moderateness in the rates we charge.

The concession contract covers the state of Minas Gerais, divided into four areas (the North, South, East, and West of the state).

The rates we charge for our services are regulated by the concession-granting power, which grants: (i) an annual adjustment; and (ii) an overall review every five years. The last five-year review took place on April 8, 2003, and the next will be on April 8, 2008.

This contract also provides that ANEEL or a substitute agency will supervise us in the provision of our energy generation services and that we will be subject to penalties if we fail to comply with certain contractual provisions.  As a party to this contract, we serve a public utility function and we must receive authorization from the Federal Government prior to entering into any other entrepreneurial activities.  The Federal Government may intervene in our concession at any time in order to ensure that we are providing our electric energy generation services properly and that we are acting in compliance with this contract.

Contract for the Supply and Exchange of Electricity, and Passthrough and Transport of Power from Itaipu, dated 31 May 1993, between Furnas and CEMIG

In 1993, we signed a contract with Furnas governing the supply and exchange of energy between Furnas and CEMIG, for a period of 10 years, and also the transfer of power and energy generated by Itaipu, for a period of 20 years.

Since 1999, based on Law 9,648 of May 27, 1998, the portion relating to supply and exchange between Furnas and CEMIG has been regulated by a specific contract, known as an “Initial Contract”.  See “—”Initial Contract” for Purchase and Sale of Electricity, dated August 2, 2002, between Furnas and CEMIG.”

Since January 2003, Decree 4,550 of December 27, 2002 has governed the sale of energy generated by Itaipu, appointing Eletrobrás as a trader of Itaipu’s output.  The volumes of energy purchased by CEMIG and the prices of such energy are, since then, established annually by ANEEL.  Under decree 4,550, contracts executed with Furnas were required to be assigned to Eletrobrás.

“Initial Contract” for Purchase and Sale of Electricity, dated August 2, 2002, between Furnas and CEMIG

The Initial Contract signed with Furnas in 2002 governs the purchase by CEMIG of a portion of the electric energy generated by Furnas from the period from 1999 to the end of 2005.  The volumes contracted under such contract shall be gradually reduced 25% a year beginning at the end of 2002 in accordance with Law 9,648/98.

Shareholder’s Agreement, dated June 18, 1997, between the State Government and Southern

In 1999, after a new State Government administration took office, the State Government filed a lawsuit to nullify this shareholders’ agreement on the grounds that it violated the state and federal constitutions because the Special Quorum Provisions would constitute an unlawful transfer of the control of CEMIG to Southern.  According to the lawsuit, state legislation would be required in order for the State Government to relinquish control of CEMIG to Southern.

After some preliminary decisions unfavorable to the State Government by the lower courts, in 1999 the State Government obtained an injunction from the State Court of Appeals, which suspended the effects of the Special Quorum Provisions pending the result of the lawsuit.

In August 2001, the Minas Gerais State Court of Appeals rendered a decision declaring the shareholders’ agreement null and void.  Given this decision, the voting rights as set forth in our by-laws, not those contained in the shareholders’ agreement, are currently in effect.  Our by-laws provide that each common share entitles the holder thereof to one vote at shareholders’ meetings.  The by-laws do not provide Southern with any extraordinary rights or privileges other than the rights it possesses by virtue of its ownership of our common shares.  The decision of the State Court of Appeals has been appealed to a superior court, the Superior Tribunal de Justiça, and a final decision, subject only to a request of amendment, was rendered in December 2003.  Therefore the effectiveness of the shareholders’ agreement and control of CEMIG remain subject to judicial challenge in the Supreme Court.

Indenture Covering the First Public Issuance of Debentures, Divided into Two Series of the Same Class, Without Guarantee or Preference, of CEMIG, dated October 4, 2001, between CEMIG and Planner Corretora de Valores S.A.

On November 1, 2001, pursuant to an indenture entered into between us and Planner Corretora de Valores S.A, as fiduciary agent, we publicly issued R$625 million of debentures in two series of R$312.5 million each.  The first series of debentures will mature on November 1, 2009 and the second series of debentures will mature on November 1, 2011.  The debentures are subject to early redemption at the option of the debenture holders (in 2005 in the case of the first series and in 2006 in the case of the second series).  Upon maturity, we are obligated to pay to the debenture holders an amount equal to the indexed par value of any debentures still outstanding plus compensatory interest.  These debentures are not convertible and do not have preferences or guarantees.

Should we make a late payment of any amount due to the debenture holders, we will have to pay, in addition to the amount due, a penalty of 10% of the amount due plus interest calculated from the date payment was due to the date of actual payment at the rate of 1% per month on the amount due.  In addition, if we do not pay an amount due on a maturity date, the related debentures must be accepted by us as payment by the debenture holders for electricity that we supply to them.

The proceeds from this issuance were used to finance generation, transmission and distribution projects, including projects in partnership with private sector companies in accordance with our capital investment program for 2001 and 2002.

At the General Meeting of Holders of the Company’s First Issue of Non-convertible Debentures held on December 3, 2004, the debenture holders approved an amendment to the indenture providing for the compulsory exchange of the Company’s First Issue of Debentures for debentures to be issued by Cemig Generation and Tranmission, in connection with the implementation of the process of “unbundling” of the Company.  In addition, it was provided that the debentures to be issued by Cemig Generation and Transmission will be guaranteed by CEMIG, the holding company.

Financing Agreements by Extension of Credit No. 02.2.962.3.1, dated February 7 and No. 03.2.286.3.1 dated July 1 2003, between BNDES and CEMIG and Intervening Third Parties

On February 7 and on July 1, 2003, we entered into two financing agreements pursuant to which BNDES, upon satisfaction of certain conditions, extended two loans to us in the amounts of approximately R$396.7 million and R$176.5 million, respectively.  We borrowed R$335 million pursuant to these agreements and used the proceeds to partially settle our outstanding obligations to the CCEE relating to spot market energy we purchased during the period of the Electricity Rationing Plan.  This financing was extended to us pursuant to the terms of the General Agreement of the Electricity Sector.  The first loan is repayable to BNDES through 60 monthly installments over five years, beginning March 15, 2003, with the final payment due on February 15, 2008.  The second loan is repayable to BNDES through 55 monthly installments over five years, beginning August 15, 2003, with the final payment due on February 15, 2008.  Interest on the outstanding balance of both financings accrues at a rate of 1% over the Sistema Especial de Liquidação e Custódia (Special System for Settlement and Custody) overnight rate, or SELIC, the Brazilian benchmark interest rate.  We may prepay all or a part of the outstanding balance under these agreements.

BNDES has agreed that as a result of the unbundling process, these contracts were assigned to Cemig Generation and Transmission.

Our obligations under these loans were originally guaranteed by the rate revenue relating to electricity sales to final customers corresponding to 3.27% (as defined in the first loan agreement) and 1.36% (as defined in the second loan agreement) of our monthly sales.  As a consequence of the transferring of the debt to Cemig Generation and Transmission, since the revenue of Cemig Generation and Transmission is lower than that of CEMIG entity that guaranteed the debt prior to the unbundling, the guarantee was increased as follows: the loans will be guaranteed by the rate revenue of Cemig Generation and Transmission relating to electricity sales to final customers corresponding to 9% (as defined in the first loan agreement) and 5% (as defined in the second loan agreement) of the monthly sales.

Securities Distribution Program

We set up a Local Note Program, according to “Instrução CVM No. 400”, dated December 29, 2003.  The Program is expected to last two years from the date of the filing with the CVM, which occurred on July 19, 2004.  Pursuant to the Program, we may issue debentures of up to R$1.5 billion in a simplified process. The first issuance under the Program is described below.  See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.

Because of the unbundling, we cannot issue additional debentures under the Program.  We may in the future establish other local note programs directly or through our subsidiaries.

Indenture Covering the Third Public Issuance of Common Debentures, Without Guarantee or Preference, of CEMIG, dated June 14, 2004, between CEMIG and Pavarini Distribuidora de Títulos e Valores Mobiliários

On June 14, 2004, we and Pavarini Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent, executed an indenture covering the public issuance of 40,000 debentures, in a total amount of R$400 million.  The debentures issued pursuant to this agreement are unsecured, not convertible into shares, with a nominal unit value of R$10,000.  On August 2, 2004, a total of 23,042 debentures were subscribed and fully paid up, representing the total amount of R$230.4 million issued on June 1, 2004.  The remaining debentures, which were not subscribed, were cancelled.  The debentures will mature on the first business day of June 2014.  Upon maturity, we are obligated to pay to the debenture holders an amount equal to the indexed outstanding par value of the debentures plus interest.

In connection with the unbundling process, the indenture provides for the mandatory exchange of the debentures issued by CEMIG for debentures to be issued by Cemig Distribution.  In addition, it provides that the debentures to be issued by Cemig Distribution will be guaranteed by CEMIG, as the holding company.

The proceeds from this issuance were used to roll over part of the debt raised to finance investments in the distribution segment.

Initial Contract between Cemig Generation and Transmission and Cemig Distribution

As a result of the process of unbundling, Cemig Generation and Transmission and Cemig Distribution were required to sign a power purchase agreement under the terms of the Law 9,648/98, referred to as the Initial Contract, corresponding to 866 average MW, or 25% of the capacity owned by Cemig Generation and Transmission. The agreement is expected to terminate at the end of 2005 and the energy price was established by ANEEL in compliance with the terms of the above-mentioned Law.

Electricity Sale Contracts in the Regulated Environment (CCEARs)

In 2004, Law 10,848 and Decree 5,163 came into force, altering the structure of the electricity sector, especially the sale of electricity.  Under the new regulations, the distributors must buy energy, to serve their markets, through public auctions in the regulated environment, in which the CCEARs are signed.  In December 2004, the first electricity auction under the new model for the electricity sector was held.  In this auction Cemig Distribution and Cemig Generation and Transmission made electricity purchase and sale contracts.

Cemig Distribution purchased, to serve its market, 530 average MW in contracts with terms of eight years, with the supply starting on January 1, 2005, at an average price of R$57.51/MWh, and 919 average MW in contracts with terms of eight years with the supply starting on January 1, 2006 at an average price of R$67.33 MWh.  The contracts were signed with 12 companies holding generation concessions, including Cemig Generation and Transmission.

In the same auction Cemig Generation and Transmission sold 927 average MW in contracts with terms of eight years, with the supply beginning on January 1, 2006.  The sale price of the electricity is R$69.58/MWh, referring to January 2005.  The contracts were signed with 35 distributors, including Cemig Distribution, which serve consumers in all the regions of the Brazilian national grid system.

In April 2005, the second electricity auction under the new model for the electricity sector was held.  In this auction Cemig Distribution and Cemig Generation and Transmission executed CCEARs.  Cemig Distribution purchased, to serve its market, 105 average MW in contracts with terms of eight years, with the supply starting on January 1, 2008, at an average price of R$83.13/MWh. The contracts were signed with ten companies holding generation concessions, including Cemig Generation and Transmission. In the same auction Cemig Generation and Transmission sold 105 average MW in contracts with terms of eight years, with the supply beginning on January 1, 2008.  The sale price of the electricity is R$83.50/MWh, referring to April 2005. The contracts were signed with 34 distributors, including Cemig Distribution, which serve consumers in all the regions of the Brazilian national grid system

Contracts for Sale of Energy to Free Consumers

Cemig Generation and Transmission sold, through “bilateral” contracts, power capacity averaging approximately 1,900 MW to a wide range of Free Consumers, the majority of them being in the State of Minas Gerais, under contracts with terms between six and ten years.  The average price of these transactions for the year 2005 is around R$70/MWh.  In 2010, as some of these contracts expire, there will be a reduction of approximately 600 MW in the amount contracted, especially with large clients such as Usiminas, Cosipa and White Martins.  Our expectation is that these contracts will be renewed at better prices in 2010 than the present prices, since we do not expect that there will be the same excess of energy in 2010 that exists today.

Under these contracts there is flexibility for variations in the clients’ consumption of energy.  There is a possibility that the amount sold may be lower than the amount contracted for due to the “take or pay” clauses, or that the amount sold may even be larger than the amount contracted for due to the clause covering levels in excess of the amount contracted.  The revenue of Cemig Generation and Transmission may vary due to this contractual flexibility.

Gasmig Shareholders Agreement and Association Agreement

As a condition to the investment of Petrobras in Gasmig, we and Petrobras entered into a Shareholders Agreement, pursuant to which the prior approval of Petrobras is required in matters related, among others, to new investments to be conducted by Gasmig, distribution of dividends, nomination of members to the Board of Directors, the issuance of new shares or debentures, annual budget investment plans and any transaction involving more than R$1.5 million.  Under the terms of the Gasmig Shareholders Agreement, our ability to transfer our shares in Gasmig is limited, and Petrobras shall have a right of first refusal in any future transfer of shares.  As a result of this Shareholders Agreement, our ability to manage Gasmig was considerably reduced.

On December 15, 2004, CEMIG sold part of its shares in Gasmig, corresponding to 40% of the registered capital, 0.5% to Gaspetro and 39.5% to its subsidiary, TSS Participações S.A. The total value of the transaction was R$154 million, providing a gain for CEMIG of R$102 million. This gain was posted in the income statement for 2004 as operational revenue.

Gasmig is not a consolidated subsidiary in our financial statements as of the year ended December 31, 2004, in accordance with the FASB’s EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.”  We consolidated Gasmig’s revenues and expenses for the period from January 1, 2004 to December 15, 2004.

This sale is the result of the Association Agreement between CEMIG, Gasmig, Gaspetro and Petrobras signed on August 25, 2004, the purpose of which is to develop the market for natural gas throughout the State of Minas Gerais. Under the agreement, a Guidelines Plan specifies the markets to be served, the investment to be made by Petrobras and its subsidiaries in gas pipelines and the investment to be made by Gasmig in expansion of the gas distribution networks.

This capital investment will increase the volume of gas sold from its present level of 3.5 million m³/day to 4.5 million m³/day at the end of 2006, and 11.1 million m³/day in 2023.

Agreement between CEMIG and companies in the New Agreement of the Electric Sector

Resolution No. 91 of the Electricity Crisis Management Chamber (Câmara de Gestão da Crise de Energia Elétrica), or GCE, of December 21, 2001, and Law 10,438 of April 26, 2002, established the procedures for implementing the General Agreement for the Electricity Sector, which came into force on December 27, 2001, and resulted in the repayment by consumers of losses incurred by distributors and generators during the period of rationing of 2001-2002.  These repayments are referred to as an extraordinary rate readjustment, or RTE (Recomposição Tarifária Extraordinária).  The RTEs became part of the assets of the companies, and are amortized through “extraordinary revenue”.  See note 4 to our consolidated financial statements.

A condition to receipt of the RTE is that the recipient must not to be involved in any lawsuit with ANEEL that questions the RTE or any related regulation.  As CEMIG has contested the clearance process at the CCEE, ANEEL issued an order to suspend the payment of the RTE to CEMIG.

CEMIG executed a settlement agreement with ANEEL, the CCEE and the CCEE participants, to settle the lawsuit CEMIG filed to contest the procedures used by the CCEE during the settlement process.  As a condition to the agreement, CEMIG withdrew its lawsuit against ANEEL.  As a result of this agreement, ANEEL will revoke the ruling that suspended the payment of the RTE to our distribution subsidiary, which will result in a payment of approximately R$140 million to CEMIG.  CEMIG agreed to repay the other CCEE participants the outstanding amounts that ANEEL calculated as being due by CEMIG during the settlement process held by the CCEE between

September 2002 and January 2003.  The calculation of the exact amount due to each of the participants of the CCEE will be made by the CCEE, and such amount will be paid in up to 50 installments, depending on the total amount due to each creditor and will be indexed to the SELIC interest rate plus a spread of 1%.  We have accrued a liability of R$142.6 million related to this matter.  See “Item 8. Financial Information — Legal Proceedings — Regulatory Matters.”

Exchange Controls

There are no restrictions on the ownership of preferred shares by legal entities domiciled outside Brazil.  However, your right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that you register the relevant investment with the Central Bank and the CVM.

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

An electronic certificate of registration has been issued in the name of Citibank, N.A., the depositary bank, with respect to the ADSs and is maintained by Citibank Distribuidora de Títulos e Valores Mobiliários S.A., the Brazilian custodian for the preferred shares, on behalf of the depositary bank.  This electronic certificate of registration is registered through the Central Bank Information System.  Pursuant to the certificate of registration, the custodian and the depositary bank are able to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange.  Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares, unless the holder is a duly qualified investor under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil.  If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs.  Regardless of qualification under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors.  See “—Taxation—Brazilian Tax Considerations.”

Under current Brazilian legislation, the Federal Government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.  For approximately nine months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves.  These amounts were subsequently released in accordance with Federal Government directives.  We cannot assure you that the Federal Government will not impose similar restrictions on foreign reparations in the future.

Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a U.S. person, as defined in the Internal Revenue Code of 1986, or the Code, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares or ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs.  In particular this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold preferred shares or ADSs as a position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar.

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

Payments of Interest on Capital.  Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders’ equity.  These distributions may be paid in cash.  A company may treat these payments as an expense for income tax and social contribution purposes.  This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•              50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•              50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

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

If we distribute interest on capital, distributions to non-Brazilians of interest attributed to shareholders’ equity in respect of preferred shares, including the preferred shares underlying the ADSs, may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls.

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

Capital gains earned by residents of low-tax jurisdictions are subject to a 25% withholding tax rate.

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%.

The withdrawal of preferred shares in exchange for the ADSs is not subject to any Brazilian tax.  On receipt of the underlying preferred shares, the non-Brazilian holder will be entitled to register the U.S. dollar value of the shares with the Central Bank.

As mentioned above, as of February 1, 2004, the sale of property located in Brazil involving non-resident investors could be subject to Brazilian income tax.  Our understanding is that ADSs do not qualify as property located in Brazil.  Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.  Beneficiaries resident of tax havens are subject to the increased 25% withholding tax rate on capital gains.

With reference to proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank translated into reais at the commercial market rate on the date of the redemption or liquidating distribution, will be treated as a capital gain derived from sale or exchange not carried out on a Brazilian stock exchange and will be subject to income tax at a rate of 15%.

Non-Brazilian holders are subject to a withholding tax rate of 15% on gains realized on:

•              sales or exchanges of the preferred shares in Brazil; or

•              sales of the preferred shares to a resident of Brazil outside of a Brazilian stock exchange.

Non-Brazilian holders are currently subject to an income tax at a rate of 15%, as of January 1, 2005, on gains realized on the sale or exchange in Brazil of preferred shares that occur on a Brazilian stock exchange, unless the sale is made by a non-Brazilian holder that is not resident in a tax haven jurisdiction (i) within five business days of the withdrawal of the preferred shares in exchange for ADSs, and the proceeds are remitted abroad within the same five-day period; or (ii) that is an investor under Resolution No. 2,689.  In these two cases, the gains realized would be exempt from this income tax.

The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any correction for inflation.  The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank translated into reais at the commercial market rate on the date of the sale or exchange.  We cannot assure you that the current preferential treatment for holders of the ADSs and non-Brazilian holders of our preferred shares under Resolution No. 2,689 will continue in the future.

As of January 1, 2005 the purchase price of preferred shares sold on the Brazilian stock exchange is subject to a withholding tax rate of 0.005%, except in case of non-Brazilian holders, which invest in Brazil pursuant to

Resolution No. 2,689.  This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

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

Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions.  Law No. 9,779, dated as of January 19, 1999, states that, except under limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%.

Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%.  The increased rate also applies for capital gains paid to residents of low-tax jurisdictions as of February 2004.

In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares which are resident in tax havens are also excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 as of January 1, 2000 and will be subject to the same tax treatment applicable to holders that are resident or domiciled in Brazil.

Taxation of Foreign Exchange Transactions.  A financial transaction tax is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance may increase the rate at any time, up to 25%.  However, it may only do so with respect to future transactions.

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

CPMF tax has generally been imposed on bank account debits, initially at a rate of 0.38%.  Constitutional Amendment No. 42/2003 approved the continued imposition of the CPMF tax until December 31, 2007 at the rate of 0.38%. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.  Additionally, when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by a currency exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in reais.  If we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

Non-Brazilian holders investing in the Brazilian stock exchange are granted a CPMF exemption upon the entrance of funds into Brazil and the remittance abroad.

U.S. Tax Considerations

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

Taxation of Distributions.  Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends.  Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company.  To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the preferred shares or ADSs, and thereafter as capital gain (provided that the preferred shares or ADSs are held as capital assets).  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.  Cash dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to (i) the preferred shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder or (ii) the preferred shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary bank and, in either case, will not be eligible for the dividends received deduction allowed to corporations.  Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of preferred shares, or the depositary bank, in the case of preferred shares represented by ADSs.

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

Dividends generally will constitute foreign source “passive income” or financial services income for U.S. foreign tax credit purposes.  In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income).  The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances.  In the event Brazilian withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

It is not entirely clear whether the preferred shares will be treated as “preferred stock” or “common stock” within the meaning of section 305 of the Code.  If the preferred shares are treated as “common stock” for purposes of section 305, distributions to U.S. holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes, but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights.  On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of section 305, or if the U.S. holder receives a distribution of additional shares or preemptive rights other than as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that are includible in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash.  In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution.

A holder of preferred shares or ADSs that is not a U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on preferred shares or ADSs, unless such income is effectively connected with the conduct by the holder of a trade or business in the United States.

Qualified Dividend Income.  Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate.  Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.”  In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States.  For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding this previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1297 of the Code), or in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income.  In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property.  Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

Taxation of Capital Gains.  Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the preferred shares or the ADSs and the amount realized on the disposition.  Gain realized by a U.S. holder on a sale, redemption or other disposition of preferred shares or ADSs, including gain that arises because the U.S. holder’s basis in the preferred shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

If a Brazilian withholding tax or income tax is imposed on the sale or disposition of preferred shares or ADSs as described in “—Taxation—Brazilian Tax Considerations,” the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax or income tax if applicable.  The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

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

Dividends and Paying Agents

We pay dividends on preferred shares in the amounts and in the manner set forth under “Item 8.  Financial Information—Dividend Policy and Payments.”  We will pay dividends in respect of preferred shares represented by ADSs to the custodian for the depositary bank, as record owner of the preferred shares represented by ADSs.  As promptly as practicable after receipt of the dividends we pay through Citibank N.A. to the custodian, it will convert these payments into U.S. dollars and remit such amounts to the depositary bank for payment to the holders of ADSs in proportion to individual ownership.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  In accordance with these requirements, we file reports and other information with the Commission.  These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1200, 30190–131 Belo Horizonte, Minas Gerais, Brazil.

Insurance

We have obtained, since February 2004, insurance policies to cover damages to the turbines, generators and transformers of our major power plants and substations caused by fire and risks such as equipment failures.  We do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance.  However, we may contract for this type of insurance in the future.  In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures.  We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our customers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses.  See “Item 3.  Key Information—Risk Factors—Risks Relating to CEMIG—We operate without general third party liability and catastrophe insurance policies.”

We believe that, since we have contracted for fire and operational risk insurance, our insurance coverage will be at a level that is customary in Brazil for the type of businesses in which we are engaged.

Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil.  All of our executive officers and directors presently reside in Brazil.  In addition, substantially all of our assets are located in Brazil.  As a result, it will be necessary for holders of ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets.  It may not be possible for holders of ADSs to effect service of process within the United States upon our executive officers and directors, or to realize in the United States upon judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets.  We have been advised by Brazilian counsel, Machado, Meyer, Sendacz e Opice Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, or the persons described above obtained outside Brazil without reconsideration of the merits, is subject to confirmation by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment:

•              fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•              is issued by a competent court after proper service of process is made in accordance with Brazilian Law;

•              is not subject to appeal;

•              is for the payment of a sum certain;

•              is authenticated by a Brazilian consular officer in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•              is not contrary to Brazilian national sovereignty, public policy or public morality.

We cannot assure you the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the ADSs and the preferred shares represented by the ADSs.

We were further advised by respective Brazilian counsel that:

•              original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty, Brazilian courts will enforce liabilities in such actions against us and our officers; and

•              the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching our assets or those of the selling shareholders is limited by provisions of Brazilian law.

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a Brazil judge. This requirement does not apply to proceeding to enforce a foreign judgment, which has been confirmed by the Brazilian Superior Court of Justice.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and interest rates.

We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real).  Despite the fact that our electricity purchases from Itaipu, which represented approximately R$1,205 million in 2004, are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets.  See “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Exchange Rate Risk

At December 31, 2004, approximately 26.9% of our outstanding indebtedness, or R$1,119 million, was denominated in foreign currencies, of which approximately 76.5%, or R$857 million, was denominated in U.S. dollars.  We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2004, we used financial instruments such as interest rate swaps to hedge our foreign exchange rate exposure.  The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the

Certificado de Depósito Interbancário—CDI (Interbank Deposit Certificate) rate.  See Notes 2(d), 14, 21, 23 and 24 to our consolidated financial statements.

In 2005, the potential loss we would experience in the event of a hypothetical 20% depreciation of the real would be approximately R$141 million related principally to loans and financing and primarily due to an increase in our real-denominated interest expense, which would be reflected on our income statement.  In 2005, a hypothetical 20% depreciation of the real would result in an additional annual cash outflow of approximately R$305 million, reflecting the increased cost in reais of servicing foreign currency-denominated indebtedness and increased purchasing power relating to Itaipu.  This sensitivity analysis assumes a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness, the related interest expense and the expenses relating to the purchase of energy from Itaipu are denominated.  This sensitivity analysis also assumes that the unfavorable fluctuation in the exchange rate affecting the purchase of energy from Itaipu would affect the annual cash payments but would not affect the expense recorded on the statement of operations, since the additional currency exchange expense would be recorded as a deferred regulatory asset.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2004:

2004
U.S. Dollar
Financing	857
Less Contracted derivative instruments	(234)
623
Japanese Yen
Financing	182
Less Contracted derivative instruments	(180)
2
Other Currencies
Financing	80
Net liabilities exposed to exchange rate risk	705

Interest Rate Risk

At December 31, 2004, we had R$4,167 million in loans and financing outstanding, of which approximately R$3,369 million bore interest at floating rates.  Of this R$3,369 million, R$3,047  million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$322 million is subject principally to LIBOR.  In addition to the floating rate debt described above, we also had assets, net of other liabilities, at December 31, 2004 that bore interest at floating rates in the amount of R$5,708 million.  These assets consisted mainly of our account receivable from the State Government and deferred regulatory assets, partially offset by CCEE obligations, bearing interest at rates tied to IGP-DI and SELIC, respectively.  As summarized in the tables below, since the assets that bore interest at floating rates were higher than the obligations that bore interest at floating rates, we did not have exposure to interest rate risk as of December 31, 2004.

Total Debt Portfolio
R$ Million
Floating rate debt:
Real-denominated	3,047
Foreign currency-denominated	322
3,369
Fixed rate debt:
Foreign currency-denominated	798

Total	4,167

Total Portfolio Floating Rate
(R$ million)
Assets:
Cash and cash equivalents	826
Restricted investment	20
Account receivable from State Government	1,097
Deferred regulatory assets	3,765
Total	5,708

Liabilities:

Account payable to suppliers-payment to generator for energy purchased on the CCEE	(364)
Floating rate debt	(3,369)
Derivative instruments(1)	(414)
Total liabilities	(4,147)

Total	1,561

(1)     Swaps to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the Certificado de Depósito Interbancário-CDI (Interbank Deposit Certificate) rate.

The tables below provide information, as of December 31, 2004, with respect to our debt obligations that are sensitive to changes in interest rates and exchange rates, including the expected maturity dates and annual average interest rates relating thereto.  Variable interest rates are based on the applicable reference rate as of December 31, 2004.

	Expected Maturity Date (Amounts expressed in R$ million)
Debt Obligation	2006	2007	2008	2009	2010	2011	2012 and after	Total Long Term

Foreign currency-denominated debt:

Fixed rate	51	222	42	176	8	8	73	580
Floating rate	74	37	14	12	11	11	38	197

Real-denominated debt:
Floating rate	736	203	380	248	78	24	304	1,973

Total	861	462	436	436	97	43	415	2,750

	Expected Annual Average Interest Rate (%)
Debt Obligation	2006	2007	2008	2009	2010	2011	2012 and after

Foreign currency-denominated debt:
Fixed rate	6.19	6.12	5.79	5.63	7.37	7.41	7.50
Floating rate	3.84	3.22	2.87	2.79	2.65	2.41	2.22
Floating rate (excluding inflation indices)	13.85	13.22	12.98	12.87	7.83	7.83	6.62
Floating rate (including expected inflation indices)	18.86	18.22	17.98	17.27	12.83	12.83	11.62

Item 12.         Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Empresa de Infovias S.A.’s loan from MBK Furukawa Sistemas S.A./Unibanco, in the total principal amount of R$58.0 million as of December 31, 2004, of which R$40.8 million is classified as long-term liabilities in our consolidated financial statements, contains certain financial covenants that, in the event of noncompliance, may cause the amount due under the contract to become immediately due.  These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil.  Empresa de Infovias S.A. has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due until December 31, 2005.  This loan is classified as a current and long-term liability according to the original terms of the respective contract, in compliance with the waiver obtained.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

Evaluation of disclosure controls and procedures

The conclusions of our Chief Executive Officer and Chief Financial and Investor Relations Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2004, are as follows:

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes.  Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, as appropriate, to allow timely decisions regarding required disclosure.  Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial and Investor Relations Officer have concluded that the disclosure controls and procedures have functioned effectively and that the consolidated financial statements fairly present our consolidated financial position and the results of our operations for the periods presented.

Changes in internal controls

There has been no change in our internal control over financial reporting during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.      Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies to our Chief Executive Officer, Chief Financial and Investor Relations Officer and persons performing similar functions as well as to our directors and other officers and employees.  Our code of ethics was filed with the SEC as Exhibit 11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and is also available on our website at www.cemig.com.br.  If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at www.cemig.com.br.

Item 16C.      Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2004	2003
	(thousands of reais)
Audit fees	777	416
Tax fees	43	14
Audit-related fees	80	—
Total fees	900	430

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

Audit-related fees. Audit-related fees refers to due diligence related to the acquisition of Rosal Energia S.A., agreed upon procedures related to the application of certain ANEEL rates on energy sales and services in connection with compliance with the Sarbanes-Oxley Act.

We did not incur any fees for non-audit services in 2004 and 2003.

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

Item 16D.      Not Applicable

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17.         Financial Statements

Not applicable.

Item 18.         Financial Statements

Reference is made to pages F-1 through F-57 hereof.

The following financial statements are filed as part of this annual report on Form 20–F:

•                                          Report of Deloitte Touche Tohmatsu Auditores Independentes

•                                          Audited Consolidated Balance Sheets as of December 31, 2004 and 2003

•                                          Audited Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2004, 2003 and 2002

•                                          Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2004 2003 and 2002

•                                          Audited Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

•                                          Notes to the Consolidated Financial Statements

Item 19.         Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document

1	Corporate by-laws of CEMIG, as amended and in effect since December 13, 2004.

2.1

Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2

Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

3

Agreement, dated June 17, 2002, between Empresa de Infovias S.A. and CLIC, relating to the shares of WAY TV (incorporated by reference to Exhibit 3 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.1

Contract of Concession for Generating Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

Exhibit Number	Document
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

4.8

Indenture Covering the First Public Issuance of Common Debentures, dated October 4, 2001, between Planner Corretora de Valores S.A. and us, relating to the first public issuance of R$625 million common debentures, divided into two series of the same class, without guarantee or preference (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.9

Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated February 7, 2003, between BNDES and CEMIG and Intervening Third Parties (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.10	Summary of Indenture Covering the Third Public Issuance of Common Debentures, dated June 14, 2004, between CEMIG and Pavarini Distribuidora de Títulos e Valores Mobiliários.

8	List of Subsidiaries

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 25, 2005.

12.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 302 of the Sarbanes-

Exhibit Number	Document
Oxley Act of 2002, dated May 25, 2005.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 25, 2005.

13.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 25, 2005.

We have omitted from the exhibits filed with or incorporated by reference into this annual report certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets.  We hereby agree to furnish to the Commission copies of any such omitted instruments or agreements as the Commission requests.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS
GERAIS – CEMIG

	By:	/s/ Djalma Bastos de Morais
	Name:	Djalma Bastos de Morais
	Title:	Chief Executive Officer

Date: May 25, 2005

INDEX OF DEFINED TERMS

Acesita	28
ACL	21
ACR	21
ADRs	2
ADSs	2
American Depositary Receipts	2
American Depositary Shares	2
ANA	43
ANEEL	2
Annex V Regulations	108
ASMAE	76
average rate	56
basic transmission network	31
BNDES	77
Board of Trade of Minas Gerais	94
Brazil	1
Brazilian Corporate Law	1
CBEE	61, 65
CCC Account	40
CCPE	1
CEB	30
CEMIG	1
Central Bank	6
CGSE	5
CHESF	1
CLIC	42
CNPE	7
Code	109
CODs	48
COFINS	60
Commission	1
common shares	2
Company	1
CONAMA	44
Concessions Law	11
COPAM	43
COPASA	29
COS	48
CPMF	63, 67
Cruzado Plan	84
CVM	17
CVRD	28
DETEL/MG	80
dollars	1
EITF 92-07	54
Eletrobrás	35
Eletronuclear	2
Energy Crisis Committee	58
EPE	21
ERM	13
FASB	56
FEAM	43
Federal Government	3
floating market	6
FNDCT	71
Free Consumers	8
Gasmig	20
GCE	4
GDP	2
General Agreement of the Electricity Sector	54
guaranteed return	14
GW	2
GWh	2
IBAMA	44
IBGE	2
IGP-M index	22
IOF	112
IPHAN	43
IPPs	24
Itaipu	24
kW	2
kWh	2
LATIBEX	91
MGI	40
Minas Gerais	2
MMA	46
MVA	26
MW	2
MWh	2
National Monetary Council	10
non-Brazilian holder	109
noon buying rate	1
NYSE	18
ONS	10
OTC	90
Parcel A costs	21
PASEP	60
preferred shares	2
R$1
reais	1
real	1
regulatory extraordinary rate adjustment	64
RTE	4
São Paulo Stock Exchange	18
Securities Act	19
SELIC	105
SEMAD	43
SFAS No. 71	54
SIESE	2
SISNAMA	46
Southern	15
Special Quorum Provisions	104
State Government	3
TUSD	22
TUST	22
U.S. dollars	1
U.S. GAAP	1
U.S. holder	109

UBP Fund	12
United States dollars	1
US$	1
Usiminas	28
Vallourec & Mannesmann	29
VAT	61, 65
WAY TV	13

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

Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential of 260,000 MW, of which only 26% has been developed, according to the Electrical Energy Expansion Committee, or CCPE.

The table below shows the installed capacity of electric power generation in the interconnected power system (excluding non-connected systems and self-production capacities), divided into hydroelectric and thermoelectric generation capacity, from 1991 through 2004 in MW.

Year	Hydroelectric	Thermoelectric
1991	45,808	3,789
1992	46,995	3,672
1993	47,834	3,514
1994	49,136	3,490
1995	50,582	3,490
1996	52,266	3,724
1997	53,664	3,730
1998	55,519	3,903
1999	57,724	4,135
2000	59,452	6,217
2001	61,044	7,096
2002	65,735	9,214
2003	66,321	9,226
2004	67,503	10,456

Sources:  National System Operator — ONS

Brazil has an installed capacity in the interconnected power system of 78 GW, of which approximately 87% is hydroelectric.  The installed capacity includes half of the installed capacity of Itaipu — 12,600 MW owned equally between Brazil and Paraguay.  According to data from the National System Operator — ONS, Brazil’s installed capacity is projected to increase to approximately 90 GW by 2009, of which 14% is projected to be thermoelectric and 86% is projected to be hydroelectric.  There are approximately 45,368 miles of transmission lines with voltages equal to or higher than 230kV in Brazil.

Approximately 35% of Brazil’s installed generating capacity and 64% of Brazil’s high voltage transmission lines are operated by Centrais Elétricas Brasileiras S.A., or Eletrobrás, a company owned by the federal government of Brazil, or the Federal Government.  Eletrobrás has historically been responsible for implementing electric policy, conservation and environmental management programs.  It controls five subsidiaries responsible for the generation, transmission and distribution of electricity in the north, northeast and southeast of Brazil: Centrais Elétricas do Norte do Brasil S.A., or Eletronorte; Companhia Hidroelétrica do São Francisco, or CHESF; Furnas Centrais Elétricas S.A., or Furnas; Companhia de Geração Térmica de Energia Elétrica — CGTEE and Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. — Eletrosul;  As a result of the restructuring of the Brazilian electric sector, however, these federally—owned companies have been changing their roles from regional development utilities to generation and/or transmission companies acting in a competitive market.  Eletrobrás also controls Eletrobrás Termonuclear S.A., or Eletronuclear, a company formed following a partial split-up of Furnas.  The remaining high voltage transmission lines are owned by state-controlled electric power companies.  Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

Electricity Supply and Demand

Between 1986 and 2004, the consumption of electricity in Brazil grew by approximately 3.7% per year (from 166.7 GWh to 320.8 GWh), the number of consumers increased by approximately 4.3% per year (from 25,900 thousand to 54,843 thousand) and the total installed capacity increased by more than 4.1% per year (from 43,264 MW to 88,629 MW).  The following table sets forth the growth in Brazil’s energy consumption, population and growth rate of the gross domestic product, or GDP, from 1986 through December 31, 2004.

Year	Energy Consumption	Energy Consumption	GDP Growth (%)	Population
	(in GWh)	(% Growth)		(in millions)
1986	166.7	10.6	7.5	137.7
1987	181.3	7.4	3.5	140.3
1988	191.8	5.8	(0.1)	142.8
1989	200.5	4.5	3.2	145.2
1990	204.4	2.0	(4.3)	147.6
1991	213.5	4.4	1.0	149.9
1992	217.4	1.8	(0.5)	152.2
1993	226.2	4.0	4.9	154.5
1994	231.6	2.4	5.9	156.8
1995	248.7	7.4	4.2	159.0
1996	259.3	4.3	2.7	161.2
1997	276.8	6.7	3.3	163.4
1998	287.5	3.9	0.1	165.7
1999	292.7	1.8	0.8	167.9
2000	307.5	5.1	4.4	170.1
2001	283.3	(7.9)	1.3	172.4
2002	290.5	2.5	1.9	174.6
2003(1)	307.0	5.7	0.5	179
2004	320.8	4.5	5.2	183.4	(2)

(1)   Updated information

(2)   IBGE forecast

Sources: Sistema de Informações Empresariais do Setor de Energia Elétrica (Brazilian Business Information System for the Energy Sector), or SIESE; Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics), or IBGE; and the Ministry of Mines and Energy - MME.

Between 1986 and the end of 2004, consumption of electricity in Brazil generally grew at a faster rate than Brazil’s GDP, with the exception of 1993 and 1994, during which labor intensive industries lowered their output. Even in years in which the GDP had negative growth, electricity consumption increased.  Overall electricity consumption growth averaged 5.6% per year from 1970 to 2004.  According to 2005 energy operation planning from Eletrobrás - CTEM, the Brazilian consumption growth rate should reach an average of 5.3% per year for the next five-year period.  The following table illustrates the forecasted breakdown of the consumption growth rate per region:

Period	North Integrated	Northeast Integrated	Southeast/ Midwest Integrated	South Integrated	Brazilian Average
2005-2009	9.4%	6.7%	4.3%	5.8%	5.3%

Source: Eletrobrás - CTEM — Planning Cycle 2004

The following table provides information relating to the probability of electricity shortfalls in the South, Southeast/Midwest, North and Northeast Regions in the coming years:

	Probability of Electricity Shortfalls (%)
Region	2005	2006	2007	2008	2009
South	0.1	0.3	0.2	0.8	0.7
Southeast/Midwest	0.0	0.5	0.5	0.9	1.1
North	1.6	1.1	1.0	1.5	2.3
Northeast	0.0	0.8	1.4	3.0	4.5

Source: National System Operator — ONS, Monthly Operation Planning, January 2005

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Federal Government or indirectly through the granting of concessions, permissions or authorizations.  Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Federal and State Governments.  In recent years, the Federal Government has taken a number of measures to restructure the power industry.  In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

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

•                  required that all concessions for the provision of energy-related services be granted through public bidding processes;

•                  gradually allowed certain electricity consumers with significant demand (generally greater than 3 MW), referred to as Free Consumers, to purchase electricity directly from suppliers holding a concession, permission or authorization;

•                  provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell the totality or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others;

•                  granted Free Consumers and electricity suppliers open access to all distribution and transmission systems; and

•                  eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or Small Hydroelectric Power Plants.

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

•                                      a requirement that distribution and generation companies enter into initial energy supply agreements, or the Initial Contracts, generally “take or pay” commitments, at prices and volumes approved by the Brazilian National Electric Energy Agency — ANEEL.  The main purpose of the Initial Contracts was to ensure distribution companies have access to a stable electricity supply at prices that guarantee a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

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

•                                          In March 2002, the GCE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Federal Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary rate readjustment, or RTE, to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing.  For additional information regarding the rationing, see “Rationing and Extraordinary Rate Increases”.

•                                          On December 17, 2002, with the enactment of Law 10,604, the Federal Government granted a subsidy for distribution companies in order to contribute to the moderation of the rates charged to low-income consumers.

•                                          On March 15, 2004, the Federal Government enacted Law No. 10,848, or the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low rates.  On July 30, 2004 the Federal Government published Decree 5,163, governing the purchase and sale of electricity under the New Industry Model Law, as well as the granting of authorizations and concessions for electricity generation projects.  These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final customers.

The New Industry Model Law is still subject to further regulation to be issued by ANEEL and the MME. For additional information regarding the New Industry Model Law, see “—The New Industry Model Law.”

Rationing and Extraordinary Rate Increases

Below average rainfall in the years preceding 2001 resulted in low reservoir levels and low hydroelectric capacity in the southeast, central west and northeast regions.  Attempts to offset dependence on hydroelectric plants with gas-fired thermal generation plants delayed due to regulatory and other issues.  In response to the energy shortage, on May 15, 2001, the Federal Government created the GCE to regulate and administer the program for reduction of energy consumption to avoid the interruption of electricity supply.  This program, known as the Electricity Rationing Program, established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption, and lasted from June 2001 until February 2002.

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

Law No. 10,438 of April 26, 2002 authorized the General Agreement of the Electricity Sector, which was designed to resolve issues related to the Electricity Rationing Plan by providing for compensation for rationing-related losses to generation and distribution companies in Brazil and restoring the economic equilibrium of the concession agreements, which was thrown out of balance during the rationing period.

Such Law authorized an extraordinary rate increase, or RTE, applicable to final customers that would compensate both generators and distributors for such rationing-related losses.  The increased rates will be in force for an average period of 72 months from January 2002.  The RTE also covers financial losses resulting from those costs that are beyond the control of the distributor, referred to as Parcel A costs, from January 2001 to October 2001 as well as losses of generators incurred as a result of payment of free energy costs above the Initial Contract average price.  The RTE percentage charged for residential customers (excluding low-income customers), rural customers, public street lighting and high-tension industrial customers whose costs related to electric energy represent at least 18% of average production cost and fulfill certain other criteria was 2.9% and the RTE percentage charged to all other customers was 7.9%, producing a weighted average increase of 5.87%.

Pursuant to Law 10,438, the National Bank for Economic Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), created a special program to finance 90% of the amounts recoverable by means of the RTE.  The loans are repayable over the rate increase collection period.

In April 2003, the Federal Government, fearing that rate increases may contribute to overall inflation in Brazil, decided to delay a rate increase to which distribution companies were entitled under ANEEL resolutions to recover intra-annual variation of Parcel A costs.  On November 11, 2003, with the enactment of Law 10,792, the Federal Government implemented an emergency program designed to compensate distribution companies for the losses incurred due to the non-consideration of the intra-annual variation of Parcel A costs on occasion of the annual rate readjustments that took place from April 2003 to April 2004.  Such program guaranteed to the applicable companies a loan from BNDES under special conditions.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL, by delegation of MME, as granting authority, for a concession, permission or authorization, as the case may be.  Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period.  This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions.  An existing concession may be renewed at the granting authority’s discretion.

The Concession Law establishes, among other things, the conditions that the concessionaire must comply with in rendering electricity services, the consumer’s rights and the obligations of the concessionaire and the granting authority.  Furthermore, the concessionaire must comply with regulations in force governing the electricity sector.  The main provisions of the Concession Law are summarized as follows:

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

•                                          Changes in controlling interest.  The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.

•                                          Intervention by the Granting Authority.  The granting authority may intervene in the concession, by means of a presidential decree, to ensure the concessionaire’s adequate performance of services, as well as the full compliance with applicable contractual, regulatory and legal provisions in case the concessionaire fails to do so.  Within 30 days after the decree date, the granting authority’s representative is required to commence an administrative proceeding in which the concessionaire is entitled to due process of law.  During the term of the administrative proceeding, a person appointed by the granting authority’s decree becomes responsible for carrying on the concession.  If the administrative proceeding is not completed within 180 days after the decree date, the intervention ceases and the concession is returned to the concessionaire.  The concession is also returned to the concessionaire if the granting authority’s representative decides not to terminate the concession and the concession term has not yet expired.

•                                          Termination of the concession.  The concession termination agreement may be terminated through expropriation and/or forfeiture.  Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law and based on public interest grounds.  Following the expropriation, the concessionaire is entitled to receive an indemnification, which may or may not adequately compensate investments made by the concessionaire in expropriated assets that have not been fully amortized or depreciated by the time of the expropriation.  Forfeiture must be declared by the granting authority after ANEEL, or MME, has made a final administrative ruling that the concessionaire has failed to adequately perform its obligations under the concession agreement.  The concessionaire is entitled to due process of law in the administrative proceeding declaring the forfeiture of the concession and can resort to the courts .  The concessionaire is entitled to receive an indemnification for the investments made by the concessionaire in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts corresponding to outstanding fines and damages due by the concessionaire.

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

Penalties

ANEEL’s Resolution 63, enacted on May 13, 2004 (which revoked Resolution 318), governs the imposition of sanctions against the operators in the electricity sector, defines conduct constituting violations of the law and classifies the appropriate penalties based on the nature and gravity of the violation (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture).  For each violation, the fines can be up to two per cent of the amount invoiced by the concessionaires in the 12-month period preceding any assessment notice.  Some infractions that may result in fines relate to the failure of the operator to request ANEEL´s approval in case of:

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

Principal Regulatory Authorities

National Energy Policy Council

In August 1997, the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) was created to advise the Brazilian president with respect to the development and creation of the national energy policy.  The CNPE is presided over by the MME, and the majority of its members are ministers of the Federal Government.  The CNPE was created to optimize the use of Brazil’s energy resources and to assure the supply of electricity to the country.

Ministry of Mines and Energy

The MME is the Federal Government’s primary regulator of the power industry.  Following the adoption of the New Industry Model Law, the Federal Government, acting primarily through the MME, undertook certain duties that were previously under the responsibility of ANEEL, including the drafting of guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency.  After enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by the MME and to respond to matters which are delegated to it by the Federal Government and by the MME.  ANEEL’s current responsibilities include, among others,

•                                          administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity rates,

•                                          enacting regulations for the electricity industry,

•                                          implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy,

•                                          promoting the public bidding process for new concessions,

•                                          settling administrative disputes among electricity generation entities and electricity purchasers and

•                                          defining the criteria and methodology for the determination of transmission rates.

ONS

The ONS was created in 1998 as a non-profit private entity comprised of Free Consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters.  The New Industry Model Law, regulated by Decree 5,081 of May 14, 2004, granted the Federal Government the power to appoint three directors of the ONS, including the Director-general.  The primary role of the ONS is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision.  The objectives and principal responsibilities of the ONS include, among others:

•                                          operational planning for the generation industry,

•                                          organizing the use of the domestic interconnected power system and international interconnections,

•                                          guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner,

•                                          assisting in the expansion of the energy system,

•                                          proposing plans to the MME for extensions of the Basic Grid (which proposal shall be taken into account in planning the expansion of the transmission system) and

•                                          submitting rules for the operation of the transmission system for ANEEL’s approval.  Generators must declare their availability to the ONS, which then attempts to establish an optimal electricity dispatch program.

The active participation of the ONS as an instrument to ensure access to transmission grids occurs by means of contractual relationships established between the ONS, the owners of the basic transmission grid and the users of the transmission grid.  Such contractual relationships comprise the following:

•                                          the Contrato de Prestação de Serviços de Transmissão (Operating Agreement), a contract entered into by the ONS with the concessionaires which regulates the technical and financial terms for engaging in transmission activities;

•                                          the Contrato de Uso do Sistema de Transmissão (Grid Utilization Contract), a contract entered into by the ONS and the transmission grid users that regulates the use of the Brazilian grid, as well as procedures for invoicing and payment);

•                                          the Contrato de Constituição de Garantia (Guarantee Contract, or CCG), a contract which gives the ONS access to available funds in banks accounts designated by transmission grid users for the purpose of providing funds in case such users fail to make their monthly payments to the concessionaires;

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

Wholesale Energy Market and its successor, the Energy Trading Chamber - CCEE

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

The Wholesale Electricity Market ceased to exist and its assets were absorbed by the new Energy Trading Chamber (CCEE), created by Degree 5,177 of August 12, 2004.  The responsibilities of the CCEE include:

(i)                            to hold electricity purchase and sale auctions, as delegated by ANEEL;

(ii)                         to keep the register of all Regulated-Environment Electricity Sale Contracts (CCEARs), and contracts resulting from adjustment auctions, and acquisition of electricity from “dispersed generation” (producers outlying from the grid) and any amendments to these contracts;

(iii)                      to keep the records of the amounts of load and electricity that are subject of the contracts signed in the Free Contracting Environment (ACL);

(iv)                     to measure and register the data on purchase and sale transactions and other data inherent to electricity services;

(v)                        to calculate the Margin Settlement Prices (PLDs) for the short-term market, by sub-market;

(vi)                     to carry out the accounting of the amounts of electricity sold and the financial settlement of the amounts arising from the electricity purchase and sale transactions in the short-term market;

(vii)                  to ascertain any non-compliance with the electricity contracting limits, and other infringements and, if applicable, by delegation from ANEEL, under the terms instituted by ANEEL, known as the Sale Convention, which establishes the structure and form of functioning of the Electricity Sale Chamber (CCEE), to apply the respective penalties; and

(viii)               to ascertain the amounts and take the necessary action for realization of the deposit, custody and execution of the financial guarantees relating to the financial settlements of the short-term market, in accordance with the Sale Convention.

Energy Research Company - EPE

On August 16, 2004, the Federal Government enacted the decree that created the Electricity Research Company, or EPE, a state-owned company, which is responsible for conducting strategic research on the energy industry, including, among others, electric energy, oil, gas, coal and renewable energy sources.  EPE is responsible for (i) studying projections of the Brazilian energy matrix, (ii) preparing and publishing the national energy balance,

(iii) identifying and quantifying energy resources and (iv) obtaining the required environmental licenses for new generation concessionaires.

The Electricity Sector Monitoring Committee (CMSE)

Decree 5,175 dated August 9, 2004 established the Electricity Sector Monitoring Committee, or CMSE, referred to by Clause 14 of Law 10,848 of March 15, 2004, under the direct coordination of the Ministry of Mines and Energy, with the basic function of monitoring and permanently evaluating the continuity and security of the electricity supply throughout all of Brazil.  The CMSE will be chaired by the Minister of Mines and Energy and will have the following composition: (i) four representatives from the Ministry of Mines and Energy; and (ii) the presidents of the following bodies:

a)              The National Electricity Agency — ANEEL;

b)             The National Oil Agency — ANP;

c)              The Energy Trading Chamber — CCEE;

d)             The Electricity Research Company — EPE; and

e)              the National Electricity System Operator — ONS.

The Minister of Mines and Energy may invite to meetings of the CMSE, among others, representatives of federal, state and municipal government bodies, and public and private entities, and also technical experts from the electricity sector.

The responsibilities of the CMSE are: (i) to monitor the development of the activities of generation, transmission, distribution, sale, import and export of electricity, natural gas and oil; (ii) to evaluate the conditions of supply and meeting of demand in relation to the activities referred to in item (i) over pre-determined time horizons; (iii) to periodically carry out integrated analysis of the security of supply and meeting of market demand for electricity, natural gas and oil; (iv) to identify difficulties and obstacles which affect or could affect the regularity and security of supply and meeting of demand in relation to expansion of the electricity, natural gas and oil sectors; and (v) to prepare proposals for adjustments, solutions and recommendations for preventive actions or actions to maintain or restore security in the supply and meeting of demands for electrical energy, and to submit them, when appropriate, to the National Energy Policy Council — CNPE.

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

Free Consumers

Law No. 9,074 of July 7, 1995, as amended by Law Nos. 9,648/98 and 10,848/04, partially abolished the exclusivity of supply of electricity that distribution concession holders had previously enjoyed within their concession areas.  Consumers that qualify as Free Consumers may choose their energy supply between generators and traders of electricity.  Currently, such consumers are the ones (i) connected prior to July 1995 with a demand equal to or greater than 3 MW, supplied at a voltage level equal to or greater than 69 kV or (ii) connected after July 1995 with a demand equal to or greater than 3 MW, supplied at any voltage level or (iii) that consume between 500kW and 3MW if they choose to purchase their energy from renewable energy sources, such as small hydroelectric facilities or biomass.

Law No. 10,848 prevents distribution companies from selling power to Free Consumers at freely negotiated prices.  Supply to captive consumers must be made only at regulated rates.  In order to exercise the option to be a Free Consumer, a consumer that complies with the legal requirements and does not have a previously agreed term in the contract with the local distributor must deliver a prior notice to such concessionaire, not exceeding 36 months, unless the distribution concessionaire, at its discretion, agrees to a shorter term.  Law No. 10,848 exceptionally allows that, until December 31, 2009, those consumers that intend to become self-producers of power or even IPPs may do so upon delivery of a written notice to the supplier, at least 180 days in advance.

Additionally, those who choose to be Free Consumers may only return to the status of captive consumers, i.e., to be once again subject to regulated rates, upon a five-year prior communication to the local distribution company, unless such company, at its discretion, agrees to a shorter term.  With the publication of Decree 5,163, of July 30, 2004, Free Consumers became subject to penalties if they do not contract all of their demand under the so-called “bilateral” contracts.  Also, under the new market rules, Free Consumers are obliged to join and subscribe to the CCEE.  Presidential Decree 4,413 and ANEEL’s Resolution 665, of October and November of 2002, set directives for the separation of the wholesale supply contracts of large electricity consumers whose supply voltage is 2.3 kV or higher.  Such legislation determined that these large electricity consumers split their current supply contracts into three types: (i) a supply agreement, (ii) a main transmission grid connection and use agreement and (iii) a distribution grid connection and use agreement.  The deadlines established for compliance with this resolution are (i) July 1, 2003, for those consumers whose purchased demand is higher than 3 MW, (ii) July 1, 2004, for those consumers whose purchased demand is higher than 1 MW and (iii) July 1, 2005, for all other consumers.

Ownership Limitations

In 2000, ANEEL established new limits on the concentration of certain services and activities within the power industry.  Under these limits, with the exception of companies participating in the National Privatization Program (which need only comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) may (1) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the South/Southeast/Central-West region or 35% of the installed capacity of the North/Northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (2) own more than 20% of Brazil’s distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates or (3) own more than 20% of Brazil’s trading market with final consumers, 20% of Brazil’s trading market with non-final consumers or 25% of the sum of the above percentages.

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

Law 9,427/96, as amended by Law 10,762/03, further established that hydroelectric plants with installed capacity of 1,000 kW or less, generation plants classified as small hydroelectric plants, and those with qualifying solar, wind, biomass or cogeneration sources with installed capacity of 30,000 kW or less, used for independent production or self-production, will have the right to a discount of 50% on the rates for use of the transmission and distribution systems, charged on production and consumption of the energy sold.  This article of the law was regulated by ANEEL through its Resolution 077/2004.

Regulatory Charges

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed.  In 1971, the Brazilian Congress created a Global Reversion Fund (Reserva Global de Reversão, or RGR Fund) designed to provide funds for such compensation.  In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year.  In recent years, the RGR Fund has been used principally to finance generation and distribution projects.  The RGR Fund is scheduled to be phased out by 2010, and ANEEL is required to revise the rate so that the consumer will receive some benefit from the termination of the RGR Fund.

The Federal Government has imposed a fee on IPPs reliant on hydrological resources, except for small Hydroelectric Power Plants and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR Fund.   IPPs are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público, or UBP Fund) according to the rules of the corresponding public bidding process for the granting of concessions.  Eletrobrás received the UBP Fund payments until December 31, 2002.  All payments to the UBP Fund since December 31, 2002 are paid directly to the Federal Government.

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

With the exception of Small Hydroelectric Power Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources.  Such amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

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

Energy Reallocation Mechanism

Under the Wholesale Energy Market, protection from hydrological risks for centrally dispatched hydrogenerators is provided through an Energy Reallocation Mechanism, or ERM, which attempts to mitigate the risks involved in the generation of hydrological electricity by mandating that hydrogenerators share the hydrological risks of the Interconnected Power System.  According to Brazilian Law, the revenue arising from the sale of energy by generators does not depend on the energy effectively generated by them, but rather on the Assured Energy (a reference amount of electricity established by the MME in accordance with studies conducted by the ONS) of each new plant, which is determined by the government in each relevant concession agreement.  Any imbalances between the energy actually generated and the Assured Energy is covered by the ERM.  The purpose of the ERM is to mitigate hydrological risks, guaranteeing that all participant plants in the ERM receive revenue related to their Assured Energy, irrespectively of the volume of energy generated by them.  In other words, the ERM reallocated the energy, transferring surplus energy from those who generated in excess their Assured Energy to those who generated less than their Assured Energy.  However, it is possible that this reallocation may correspond to an amount less than 100% of the Assured Energy of the participant plant and, if all the Assured Energy has been sold through long-term contracts, the participant plants would be exposed to the short-term market, paying for the balance at the PLD Price (the Differences Settlement Price).

Rates for the Use of the Distribution and Transmission Systems

ANEEL oversees rate regulations that govern access to the distribution and transmission systems and establish rates (i) for the use of the local distribution grid, or Distribution Usage Rates (“TUSD”), and (ii) for the use of the interconnected transmission grid, or Transmission Usage Rates (“TUST”).  Additionally, distribution companies of the South/South-East interconnected system pay specific charges for the transmission of electricity generated at Itaipu.  In recent years, the Federal Government has had a goal of improving the national transmission system, and as a result, certain transmission companies have engaged in significant expansion programs, which have been paid for by increases in transmission rates and charges.  The increase in transmission rates and charges paid by distribution concessionaires are passed on to their respective customers through Annual Rate Adjustments.  The following is a summary of each rate or charge:

TUSD

The TUSD is paid by generation companies and Free Consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or Free Consumer is connected and are revised annually according to an inflation index and investments made by the distributors in the preceding year for the maintenance and expansion of the grid.  The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the rate in R$/kW which is set by ANEEL.

TUST

The TUST is paid by generation companies and Free Consumers for the use of the basic transmission grid to which they are connected and are revised annually according to an inflation index and the annual revenue of the transmission companies.  According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users.  Network users, including generation companies, distribution companies and Free Consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published rates.  Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee.

The TUST is currently based on the nodal costs calculated according to the long-range incremental costs methodology.  Regulation by ANEEL changed the current criteria for determination of the TUST so that the physical location of the users of the transmission grid (near or far from the center of load) was taken into consideration.  This change did not affect CEMIG Generation and Transmission.

In accordance with Law 9,648/98 power purchase contracts, known as Initial Contracts, have being reduced 25% since 2002. With this reduction the responsibility for payment of the TUST, which was previously paid by the distribution companies, has been transferred to generation companies.  Generation companies are paying transmission charges on the basis of the amount of power demand sold to customers.  Charges for load will be determined on the basis of maximum use of the transmission system during periods of peak usage.

ANEEL Inspection Charge

Energy Services Inspection Charge (TFSEE) was instituted by Law No. 9,427/96 and is regulated by Decree No. 2,410/97.  TFSEE is an annual tax calculated based on the type of service (including independent production), and is proportional to the size of the concession, permission or authorization.  The TFSEE is limited to 0.5% of the annual economic benefit earned by the concessionaire, permit holder or authorized party and must be paid directly to ANEEL in twelve monthly installments.

Distribution

Until early 1993, two important principles dominated the rate-setting process in Brazil: (i) that electric utilities should be guaranteed an annual real rate of return of between 10% and 12%, known as the guaranteed return, on service-related assets included in the rate base and (ii) that the rates charged to each class of customer for electricity should be uniform throughout Brazil, notwithstanding the high costs of distribution to remote areas of the country.  In cases where the rates set by the Federal Government resulted in returns below 10% or above 12%, shortfalls or excesses were credited or debited to each company’s CRC Account.  In general, until 1975, rates were set at levels that afforded the guaranteed return to companies in the sector.  From 1975 through early 1993, however, rates were fixed at levels that in nearly all cases did not permit electric utilities to achieve the guaranteed return because the Federal Government sought to use lower rates to combat inflation.  The practical effects of this rate-setting and compensation system were significant fluctuations in real terms in the level of rates during the period and a substantial increase in the CRC Account balances of most utilities.

Legislative changes in 1993 abolished the guaranteed return concept and the requirement that electricity rates be uniform throughout Brazil.  Instead, each utility was to propose a rate structure based on its particular circumstances for approval by federal regulatory authorities.  The proposed rate was to be calculated taking into account the concessionaire’s desired level of remuneration as well as, among other things, operating expenditures, including personnel costs, the costs of electricity purchased from other concession companies, certain construction costs, depreciation and amortization charges, taxes other than income taxes and other charges.  This legislation abolished the CRC Accounts and permitted concessionaires with positive CRC Account balances to offset such balances against obligations of such concessionaires to the Federal Government, to federal financial institutions and to other concessionaires in the electricity sector.  In connection with these regulatory reforms, the authorities granted electric utilities significant real rate increases and established a mechanism for automatic adjustments in rates to take account of inflation.

The concession agreements for distribution services executed with the Federal Government establish the maximum rates distribution concessionaires are allowed to charge their consumers.

Distribution rates are subject to review by ANEEL, which has the authority to adjust and review rates in response to changes in electricity purchase costs and market conditions.  When adjusting distribution rates, ANEEL divides the costs of distribution companies between (1) costs that are beyond the control of the distributor, or Parcel A costs, and (2) costs that are under the control of the distributor, or Parcel B costs.  The rate adjustment is based on a formula that takes into account the division of costs between the two categories.

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

Parcel B costs are determined by subtracting all the Parcel A costs from the distribution company’s revenues.

Each distribution company’s concession agreement provides for an annual rate adjustment (reajuste anual).  In general, Parcel A costs are fully passed through to consumers.  Parcel B costs, however, are restated for inflation in accordance with General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index.

Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica) every few years.  These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the X factor, which is based on three components: (a) expected gains of productivity from increase in scale, (b) evaluations by consumers (verified by ANEEL) and (c) labor costs.

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

The New Industry Model Law

The New Industry Model Law introduced material changes to the regulation of the power industry with a view to providing incentives to private and public entities to build and maintain generation capacity that will assure the supply of electricity within Brazil at low rates through competitive electricity public bidding processes.  The key features of the New Industry Model Law include:

•                                          Creation of two environments for the sale of energy with (i) a more stable market in terms of supply of energy, so as to provide an additional guarantee of supply to captive consumers, referred to as the Regulated Contracting Environment (ACR) or regulated market; and (ii) a market especially destined for certain participants (that is to say, Free Consumers and selling companies) which will permit a certain degree of competition in the context of the regulated market, known as the Free Contracting Environment (ACL), or free market.

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

Challenges to the Constitutionality of the New Industry Model Law

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court.  The Federal Government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law.  However, on August 4, 2004, the Brazilian Supreme Court denied the government’s motion and decided to hear the actions and rule on their merits.  A final decision on this matter is subject to majority vote of the 11 Justices, provided that a quorum of at least eight Justices must be present.  To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached.  Therefore, the New Industry Model Law is currently in force.  Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of contracts between related parties are expected to remain in full force and effect.

If all or a portion of the New Industry Model Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may not come into effect, generating uncertainty as to how and when the Federal Government will be able to introduce changes to the electric energy sector.  We have already contracted a significant portion of our electricity capacity and needs until 2013, and the pass-through to rates of such electricity is expected to continue to be governed by the regulation in effect on the date of the contract.  As such, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities will be limited.  Nevertheless, the exact effect of an unfavorable outcome of the legal proceedings on us is difficult to predict and it could have an adverse impact on our business and results of operations.

Coexistence of Two Electricity Trading Environments.  Under the New Industry Model Law, electricity purchase and sale transactions will be carried out in two different market segments: (1) the regulated market, or the Pool, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their customers and (2) the free market, which encompasses purchase of electricity by non-regulated entities (such as the Free Consumers and energy traders).

The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa program, as defined below, and (3) Itaipu, will not be subject to the public bidding process for the supply of electricity to the Pool.  The electricity generated by Itaipu, located on the border of Brazil and Paraguay, is traded by Eletrobrás and the Federal Government, by means of ANEEL, and determines the volumes that shall be mandatorily purchased by each distribution concessionaire.  The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay.  As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. Dollar/real exchange rate.  Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism.

The Regulated Market (the ACR)

In the regulated market, distribution companies will buy their forecast requirements for electricity for their captive consumers from the ACR through tender bids.  The distribution companies will be obliged to acquire electricity from generators through a process administered by ANEEL, whether directly or through the CCEE.  Any generator selling in the tender proceedings must sign sale contracts with all the companies of the interlinked grid system.

Energy purchases, sold by the ACR in tender proceedings, will take place through two types of bilateral contract: (i) Energy Quantity Contracts and (ii) Energy Availability Contracts.  Under an Energy Quantity Contract, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments.  Under an Energy Availability Contract, a generator commits to make a certain amount of capacity available to the ACR.  In this case, the revenue of the generator is guaranteed and the distributors face the risk of a supply shortage.  Together, these agreements comprise the energy purchase agreements in the ACR (Contratos de Comercialização de Energia no Ambiente Regulado, or CCEAR).

The CCEARs will allow reductions in the amounts contracted as a function of: (i) up to 4% of the amounts contracted, each year, due to a reduction in the market projected for the following years; (ii) clients leaving to migrate to the free environment; and (iii) purchases of electricity contracted up to March 15, 2004 (the date of Law 10,848/04).

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

Under the New Industry Model Law and Decree 5,163 of June 30, 2004, electricity distribution companies, provided they accurately forecast their demand, will be allowed to pass through to the rates charged to their consumers, all the costs related to electricity which they have purchased in tender bids, and also any sector charges and taxes related to the tender bids.

According to the New Industry Model Law, although subject to further regulation, electricity distribution entities will be entitled to pass through to their respective customers, in the form of higher rates, all costs related to electricity they purchased through public bids as well as any taxes and industry charges related to the public bids.

The Free Market (the “ACL”)

The free market will cover freely negotiated electricity sales between generation concessionaires, IPPs, self-generators, energy traders, importers of energy and Free Consumers.  The free market will also include existing bilateral contracts between generators and distributors until they expire.  Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

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

Industrial customers who purchase their electricity from distributors in the regulated market do so at a subsidized price.  This subsidy, known as the “cross-subsidy,” is being gradually eliminated by ANEEL, and its full termination is scheduled for 2007.  Those consumers purchasing at the regulated market whose demand exceeds 3MW connected at a voltage equal to or higher than 69 kV if supply began before July 7, 1995 or at any voltage if supply began later, or Potentially Free Consumers, are required to enter into separate contracts for the connection and use of the transmission or distribution lines and for the purchase of power.  We believe that Potentially Free Consumers will migrate to the free market once the subsidy has been phased out and that the purchase price of electricity in the free market will continue to be relatively low due to excess electricity generation in Brazil.  Potentially Free Consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts.

Restricted Activities of Distributors

Distributors in the interconnected Brazilian grid are not permitted to (1) develop activities related to the generation or transmission of electricity, (2) sell electricity to Free Consumers, except for those in their concession area and under the same conditions and rates maintained with respect to captive customers in the ACR, (3) hold, directly or indirectly, any interest in any other company, corporation or partnership or (4) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement.  Generators will not be allowed to hold equity interests in excess of 10% in distributors.  The New Industry Model Law has granted a transition period of 18 months for companies to adjust to these rules, and ANEEL can extend such term for another 18 months in the event that companies are unable to comply with such requirements within the prescribed timeframe.

Elimination of Self-Dealing

Since the purchase of electricity for captive customers will be performed through the ACR, so-called self-dealing, when distributors were permitted to meet up to 30% of their electricity needs through electricity that was acquired from affiliated companies, is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the New Industry Model Law.  Distributors may, however, make purchases from affiliated companies if the distributor participates in the public bidding process through the ACR, and the generator that bids the lowest price is an affiliated party.

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

Under the Power Industry Law, electricity committed to Initial Contracts is reduced by 25% each year from 2002 to 2005.  Generation companies will be allowed to trade their excess, non-contracted electricity in the ACR or in the free electricity market and may conduct public auctions to trade any non-contracted volumes with Free Consumers or energy traders.  When the Initial Contracts expire, which is expected to be in 2005, all electricity will be negotiated in the ACR or in the free market.

Electricity Purchases under the New Industry Model Law

Decree 5,163/04 provides that all electricity-purchasing agents (agentes compradores) must contract all of their electricity demand necessary to serve 100% of their markets under the guidelines of the New Industry Model Law.  Electricity-selling agents (agentes vendedores) must provide evidentiary support linking the allotted energy to be sold to existing or planned power generation facilities.  Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

Beginning in 2005, all electricity distribution companies are required to notify MME, by August 1 of each year, of their estimated electricity demand for each of the subsequent five years.  In addition, distribution companies will be required to specify the portion of the amount they intend to contract to supply its Potentially Free Consumers.

The MME will establish the total amount of energy to be traded in the regulated market and the list of generation facilities that will be allowed to participate in the auctions in each year.

The new regulations provide for electricity distribution companies to fulfill their electricity supply obligations primarily through public auctions, in accordance with the procedures described in
“The 2004 Auction” and “Subsequent Auctions” below.

In addition to these auctions, a distribution company may purchase electricity:  (1) from generation companies that are connected directly to the distribution company, (2) from electricity generation projects participating in the Proinfa Program, and (3) from Itaipu.

The 2004 Existing Energy Auction

On December 7, 2004, ANEEL coordinated the conduction by CCEE of the first auction under the procedures and conditions established by the New Industry Model Law.

Distributors delivered by December 2, 2004 their declaration of estimated contracting demand for the next five years (including a portion related to the Potentially Free Consumers).  Based on these declarations, the MME established the total amount of energy to be traded in the 2004 auction.  The auction was held in two phases, through an electronic system.

In the first phase, negotiations took place in multiple rounds, in each of which energy sellers offered blocks of energy (blocos de energia) at a specific price (the current price) to be delivered within a proposed time.  The sizes of the blocks of energy and their respective delivery times were set in advance by the MME.  The first phase ceased when no offers to sell were made in a round and the current prices were equal to or lower than the reserve prices.

The second phase had a single round, in which sellers that made valid offers in the first phase could make new offers for each block of energy.

Following the conclusion of the 2004 auction, the distribution companies and sellers executed CCEARs setting forth the terms, conditions, prices and contracted amounts of electricity.  The distributor was also required to provide security interests in connection with the CCEARs.  Generally, the seller will be granted an interest in receivables in an amount equal to 110.0% of the average amount of the last three invoices under the CCEAR.

During the auction, a total of 17,008 MW were sold, corresponding to 96.0% of the distribution companies’ total demand, of which 9,054 MW were sold at an average price of R$57.51/MWh for eight-year contracts beginning in 2005; 6,782 MW were sold at an average price of R$67.33/MWh for eight-year contracts beginning in 2006; and 1,172 MW were sold at an average price of R$75.46/MWh for eight-year contracts beginning in 2007.

We sold 65,008,656 MWh through our generation company at an average price of R$69.58/MWh for eight-year contracts beginning in 2006 and acquired 37,180,042 MWh at an average price of R$57.51/MWh for eight-year contract beginning in 2005; and 64,457,335 MWh at an average price of R$67.33/MWh for eight-year contracts beginning in 2006.

The security interests offered by the distributors to the generators in connection with the CCEARs are usually in the form of receivables or bank certificates of deposit.  In a few cases, bank guarantees have been used.

The 2005 Existing Energy Auction

In April 2005, the second electricity auction under the New Industry Model Law for the electricity sector was held.  In this auction, Cemig Distribution and Cemig Generation and Transmission made electricity purchase and sale contracts.

During the auction, a total of 1,325 MW were sold, corresponding to only 42% of the energy initially foreseen by the MME for 2008, at an average price of R$83.13/MWh for eight-year contracts beginning in 2008.  The energy to be sold with delivery initiating in 2009 was automatically excluded from the auction in accordance with the rules determined by MME, as the price for this product during the auction reached a value that was below the market expectations.  By the end of 2005, the MME is expected to present a solution under which the distributors can achieve the contracting of 100% of their energy demand from 2008 to 2010.

Cemig Distribution purchased, to serve its market, 105 average MW in contracts with eight-year terms, with the supply starting on January 1, 2008, at an average price of R$83.13/MWh. The contracts were signed with 10 companies holding generation concessions, including Cemig Generation and Transmission.

In the same auction, Cemig Generation and Transmission sold 105 average MW in contracts with eight-year terms, with the supply beginning on January 1, 2008.  The sale price of the electricity is R$83.50/MWh. The contracts were signed with 34 distributors, including Cemig Distribution, which serve consumers in all the regions of the Brazilian national grid system

Subsequent Auctions

Electricity auctions for new generation projects will be held (1) five years before the initial delivery date (referred to as “A-5” auctions), and (2) three years before the initial delivery date (referred to as “A-3” auctions).  There will also be electricity auctions from existing power generation facilities (1) held one year before the initial delivery date (referred to as “A-1” auctions) and (2) held no longer than four months before the delivery date (referred to as “market adjustments”).  The invitations to bid in the auctions will be prepared by ANEEL, in compliance with guidelines established by the MME.

Each generation company that succeeds in the auctions will execute a power purchase agreement with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity.  The only exception to these rules relate to the market adjustment auction, where the contracts will be between specific selling and distribution companies.  The CCEAR of both “A-5” and “A-3” auctions will have a term of between 15 and 30 years, and the CCEAR of “A-1” auctions will have a term between five and 15 years.  Contracts arising from market adjustment auctions will be limited to a two-year term.

Reduction of the Level of Contracted Electricity

Decree No. 5,163/04, which regulates the trade of electricity under the New Industry Model Law, allows distribution companies to reduce their CCEARs:  (1) to compensate for the exit of Potentially Free Consumers from the regulated market, pursuant to a specific declaration delivered to MME, (2) by up to 4.0% per year of the initial contracted amount due to market deviations from the estimated market projections, at the distribution companies’ discretion, beginning two years after the initial electricity demand was declared and (3) in the event of increases in the amounts of electricity acquired pursuant to contracts entered into before March 17, 2004.

The circumstances in which the reduction of the level of contracted electricity will occur will be duly set forth in the CCEARs, and may be exercised at the sole discretion of the distribution company and in compliance with the provisions described above and ANEEL regulations.

Limitation on Pass-Through

The rules also limit the pass-through of costs of electricity to final customers.  The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected electricity demands in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions.  The Annual Reference Value will be applied in the first three years of the power purchase agreements from new power generation projects.  After the fourth year, the electricity acquisition costs from these projects will be allowed to be fully passed-through.  The decree establishes the following limitations on the ability of distribution companies to pass through costs to customers:

•                                          no pass-through of costs for electricity purchases that exceed 103% of actual demand;

•                                          limited pass-through of costs for electricity purchases made in an “A-3” auction, if the volume of the acquired electricity exceeds 2.0% of the demand verified in “A-5” auctions;

•                                          limited pass-through of electricity acquisition costs from new electricity generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a “Contracting Limit” defined by Decree No. 5,163;

•                                          from 2006 to 2009, electricity purchases from existing facilities in the “A-1” auction is limited to 1.0% of distribution companies’ demand.  If the acquired electricity in the “A-1” auction exceeds 1.0%, pass-through of costs of the exceeding portion to final customers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities.  The MME will establish the maximum acquisition price for electricity generated by existing projects; and

•                                          if distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

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

•                                          where the direct environmental impacts surpass the country’s territorial limits or the limit of one or more Brazilian state; or

•                                          where radioactive material is involved, or nuclear energy used.

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

Companhia Energética de Minas Gerais — CEMIG

Financial Statements as of December 31, 2004 and 2003 and for the Years Ended December 31, 2004, 2003 and 2002 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Energética de Minas Gerais – CEMIG
Belo Horizonte – MG, Brazil

We have audited the accompanying consolidated balance sheets of COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Energética de Minas Gerais – CEMIG and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

May 17, 2005

/s/ Deloitte Touche Tohmatsu

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Expressed in millions of Brazilian reais)

ASSETS

	December 31,
	2004	2003
CURRENT ASSETS:
Cash and cash equivalents (note 6)	874	440
Restricted investments (note 7)	—	72
Accounts receivable, net (note 8)	1,183	1,050
Accounts receivable - use of basic transmission network	28	29
Deferred regulatory assets (note 4)	836	633
Deferred income taxes benefits (note 5)	149	114
Recoverable taxes (note 9)	108	108
Materials and supplies	19	22
Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred	—	9
Receivable from Federal Government related to low-income consumers	9	40
Other	160	113
	3,366	2,630

INVESTMENTS (note 10)	128	12

PROPERTY, PLANT AND EQUIPMENT, NET (note 11)	11,191	10,917

OTHER ASSETS:
Deferred regulatory assets (note 4)	2,929	2,069
Account receivable from Minas Gerais State Government (note 3)	1,097	891
Recoverable taxes (note 9)	141	116
Accounts receivable, net (note 8)	78	91
Deferred income taxes benefits (note 5)	165	175
Restricted investments (note 7)	20	60
Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred	—	23
Other	137	135
	4,567	3,560
Total assets	19,252	17,119

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Expressed in millions of Brazilian reais, except share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31,
	2004	2003
CURRENT LIABILITIES:
Accounts payable to suppliers (note 12)	648	618
Payroll and related charges	189	199
Taxes payable (note 13)	480	321
Dividends and interest on capital	470	241
Current portion of long-term financing (note 14)	1,417	1,660
Regulatory charges payable (note 15)	155	134
Employee post-retirement benefits (note 16)	200	185
Employee profit sharing	63	51
Other	171	120
	3,793	3,529
LONG-TERM LIABILITIES:
Long-term financing (note 14)	2,750	2,331
Employee post-retirement benefits (note 16)	1,606	1,023
Deferred income taxes (note 5)	874	798
Accrued liability for contingencies (note 17)	414	354
Accounts payable to suppliers (note 12)	246	325
Taxes payable (note 13)	166	100
Other	173	108
	6,229	5,039

MINORITY INTEREST	21	27
SHAREHOLDERS’ EQUITY: (note 18)
Capital stock -
Preferred – 91,210,523 thousand shares authorized, issued and outstanding as of December 31, 2004 and 2003	804	804
Common – 70,874,168 thousand shares authorized, issued and outstanding as of December 31, 2004 and 2003	624	624
	1,428	1,428
Additional paid-in capital	3,170	3,170
Appropriated retained earnings	2,693	2,693
Unappropriated retained earnings	2,449	1,290
Accumulated other comprehensive loss	(531)	(57)
	9,209	8,524
Total liabilities and shareholders’ equity	19,252	17,119

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Expressed in millions of Brazilian reais, except share and per share amounts)

	Years ended December 31,
	2004	2003	2002
NET OPERATING REVENUES:
Electricity sales to final customers (note 19)	8,561	7,179	5,458
Regulatory extraordinary rate adjustment (note 4)	89	63	281
Deferred rate adjustment (note 4)	640	199	—
Electricity sales to the interconnected power system (note 19)	36	56	161
Use of basic transmission network	245	257	185
Other operating revenues (note 19)	536	468	260
Taxes on revenues (note 19)	(2,453)	(2,190)	(1,473)
Total net operating revenues	7,654	6,032	4,872
OPERATING COSTS AND EXPENSES:
Electricity purchased for resale (note 20)	(1,477)	(1,396)	(1,333)
Natural gas purchased for resale	(268)	(246)	(152)
Use of basic transmission network	(586)	(310)	(298)
Depreciation and amortization	(677)	(686)	(666)
Personnel (note 20)	(788)	(710)	(532)
Regulatory charges (note 20)	(861)	(585)	(548)
Third-party services	(329)	(325)	(265)
Employee post-retirement benefits (note 16)	(153)	(109)	(207)
Materials and supplies	(83)	(88)	(78)
Gain on Gasmig Sale	102	—	—
Other (note 20)	(407)	(422)	(238)
Reversion (provision) for loss on deferred regulatory assets (note 4)	(9)	174	(28)
Total operating costs and expenses	(5,536)	(4,703)	(4,345)
Operating income	2,118	1,329	527

FINANCIAL INCOME (EXPENSES), NET (note 21)	350	674	(525)
Income before income taxes and minority interests	2,468	2,003	2
INCOME TAXES - (EXPENSE) BENEFIT: (note 5)
Current	(543)	(224)	(187)
Deferred	(188)	(383)	161
	(731)	(607)	(26)
MINORITY INTERESTS	2	—	12
NET INCOME (LOSS)	1,739	1,396	(12)
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized holding gains (losses) on available-for-sale securities
Unrealized holding gains arising during period	66	(17)
Less: reclassification adjustment for gains included in net income	—	(76)	—
Minimum pension liability adjustment (note 16)	(717)	(87)	378
Deferred income taxes (expense) benefits	243	33	(119)
	(474)	(64)	242
COMPREHENSIVE INCOME	1,265	1,332	230
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating basic and diluted earnings (loss) per thousand shares	162,084,691	162,084,691	161,033,699
Basic and diluted earnings (loss) per thousand common and preferred shares - In Brazilian reais	10.73	8.61	(0.07)

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Expressed in millions of Brazilian reais)

	Years ended December 31,
	2004	2003	2002
CAPITAL STOCK:
Preferred -
Balance, beginning of year	804	804	786
Transfer from appropriated retained earnings	—	—	18
Balance, end of year	804	804	804

Common -
Balance, beginning of year	624	624	610
Transfer from appropriated retained earnings	—	—	14
Balance, end of year	624	624	624
	1,428	1,428	1,428
ADDITIONAL PAID-IN CAPITAL	3,170	3,170	3,170
APPROPRIATED RETAINED EARNINGS:
Fiscal incentive investment reserve-
Balance, beginning of year	45	45	45
Transfer from unappropriated retained earnings	—	—	—
Balance, end of year	45	45	45
Rate shortfall reserve-
Balance, beginning of year	2,648	2,648	2,680
Transfer to capital stock	—	—	(32)
Balance, end of year	2,648	2,648	2,648
Unrealized income reserve-
Balance, beginning of year	—	—	314
Transfer to unappropriated retained earnings	—	—	(314)
Balance, end of year	—	—	—
Legal reserve-
Balance, beginning of year	—	—	94
Transfer to unappropriated retained earnings	—	—	(94)
Balance, end of year	—	—	—
	2,693	2,693	2,693
UNAPPROPRIATED RETAINED EARNINGS:
Balance, beginning of year	1,290	144	79
Net income (loss)	1,739	1,396	(12)
Transfer from appropriated retaining earnings	—	—	408
Dividends and interest on capital	(580)	(250)	(331)
Balance, end of year	2,449	1,290	144

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year	(57)	7	(235)
Unrealized holding gains arising during period	—	44	—
Less: reclassification adjustment for gains included in net income	—	(51)	—
Other comprehensive income (loss)	(474)	(57)	242
Balance, end of year	(531)	(57)	7
Shareholders’ equity at end of year	9,209	8,524	7,442

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Expressed in millions of Brazilian reais)

	Years ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,739	1,396	(12)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	677	686	666
Deferred regulatory assets and liabilities	(598)	(67)	(432)
Monetary variation and exchange rate variation loss (gain)	(627)	(766)	342
Loss on disposal of property, plant and equipment	29	61	42
Employee post-retirement benefits	(118)	(152)	24
Provision for contingencies and doubtful accounts receivable	146	117	45
Provision (reversal) for loss on deferred regulatory assets	9	(174)	28
Deferred income taxes	188	383	(161)
Gain on sale of Gasmig	(102)	—	—
Other	(31)	15	(38)

Decrease (increase) in operating assets-
Accounts receivable	(196)	(316)	(410)
Recoverable taxes	(25)	(121)	38
Account receivable from State Government	49	28	—
Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred, net of surcharge applied to consumers	—	20	45
Other	117	(40)	(129)

Increase (decrease) in operating liabilities-
Accounts payable to suppliers	(101)	(723)	289
Payroll and related charges	(25)	91	11
Taxes payable	240	198	125
Regulatory charges payable	21	40	42
Advance billings of electric power	—	—	(42)
Accrued interest on long-term financing and short-term loans	3	(111)	253
Other	143	93	6
Net cash provided by operating activities	1,538	658	732

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted investments	—	62	426
Proceeds from sale of Gasmig	154	—	—
Sale of marketable securities	—	119	—
Acquisition of new investments	(10)	(4)	(103)
Acquisition of property, plant and equipment	(1,061)	(1,029)	(869)
Net cash used in investing activities	(917)	(852)	(546)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	1,230	717	518
Repayment of long-term financing and short-term loans	(1,424)	(826)	(597)
Advance from minority shareholder for future capital increase in subsidiary	—	—	12
Proceeds from short-term loans	316	820	—
Dividends and interest on capital paid	(309)	(200)	(214)
Net cash provided by (used in) financing activities	(187)	511	(281)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	434	317	(95)

CASH AND CASH EQUIVALENTS:
Beginning of the year	440	123	218
End of the year	874	440	123
	434	317	(95)

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	225	169	42
Interest paid, net of interest capitalized	383	405	285

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in millions of Brazilian reais, unless otherwise indicated)

1. THE COMPANY AND ITS OPERATIONS

(a) The Company:

Companhia Energética de Minas Gerais – CEMIG (“CEMIG” or the “Company”), a partly state-owned company, organized under the laws of the Federative Republic of Brazil (“Brazil”) and publicly traded, is an electric power public utility concessionaire controlled by the Government of the State of Minas Gerais, Brazil (the “State Government”). Its principal activities are the construction and operation of systems used in the production, transformation, transmission, distribution and sale of electric energy, as well as in certain related business activities.

As a concessionaire of electric utility services, the Company is subject to regulations set by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or “ANEEL”), an agency of the Brazilian Federal Government (the “Federal Government”).

The Company has equity interests in the following operating companies as of December 31, 2004:

•                  Sá Carvalho S.A. (“Sá Carvalho”) (100.00% interest) - Its principal activities are the generation and sale of electric energy from the Sá Carvalho hydroelectric power plant, as an electric energy public service concessionaire.

•                  Usina Térmica Ipatinga S.A. (“Ipatinga”) (100.00% interest) - Its principal activities are the generation and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS.

•                  Companhia de Gás de Minas Gerais - GASMIG (“GASMIG”) (55.19% interest) - Its principal activities are the acquisition, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to distribute gas in the State of Minas Gerais. GASMIG’s bylaws also permit the performance of activities related to the exploration, production and storage of natural gas; these activities, however, are not currently being performed. CEMIG sold 40.00% of its interest in GASMIG in December 2004, as mentioned in Note 10.

•                  Empresa de Infovias S.A. (99.93% interest) - Its principal activities are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Empresa de Infovias S.A. owns 69.25% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities of the State of Minas Gerais. Empresa de Infovias S.A. began operations in January 2001 and its subsidiary WAY TV Belo Horizonte S.A. began operations in 2002.  These businesses are considered strategic for CEMIG’s existing infrastructure.  The telecommunications business will require additional investments to be considered complete and competitive.  Periodic evaluations of Empresa de Infovias S.A. and WAY TV are performed in order to determine their ability to run their businesses on a stand-alone and profitable basis, as well as to determine the need for an impairment reserve for the assets of this subsidiary. Currently available projections did not reveal the need for such an impairment reserve.

•                  Efficientia S.A. (“Efficientia”) (100.00% interest) - Its principal activities are rendering efficiency, optimization and energy solutions services through studies and carrying out of projects, as well as providing operating and maintenance services, to energy supply facilities.

•                  Horizontes Energia S.A. (“Horizontes”) (100.00% interest) - Its principal activities are the generation and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina.

•                  Central Termelétrica de Cogeração S.A. (“Cogeração”) (48.50% interest) – Its principal activities are the generation and sale of electric energy, as an independent power producer, through the construction and operation of the Barreiro thermoelectric power plant, located on Vallourec & Mannesmann Tubes’s facilities, in the Minas Gerais State.

•                  Rosal Energia S.A. (“Rosal”) (100.00% interest) – Its principal activities are the generation and sale of electric energy as an electric energy public service concessionaire through Rosal hydroelectric plant, located on the border between Rio de Janeiro and Espírito Santo States. The plant was acquired in 2004, as mentioned in note 10.

CEMIG also has an interest in the following development-stage companies as of December 31, 2004:

•                  Cemig Geração e Transmissão S.A. (“Cemig Generation and Transmission”) (100.00% interest) -  Its principal activities are the generation and transmition of electric energy as an electric energy public service concessionaire.

•                  Cemig Distribuição S.A. (“Cemig Distribution”) (100.00% interest) - Its principal activities are the distribution of electric energy as an electric energy public service concessionaire.

•                  Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. (100.00% interest) – Their principal activities will be the generation and sale of electric energy, as independent power producers.

•                  Cemig Trading S.A. (100.00% interest) – Its principal activities will be related to the purchase and sale of energy.

•                  Companhia de Transmissão Centroeste de Minas (51.00% interest) – This company will be responsible for constructing and operating the 345 Kv transmission line LT Furnas – Pimenta.

•                  Central Hidrelétrica Pai Joaquim S.A. (48.50% interest) – Its principal activities will be the generation and sale of electric energy, as an independent power producer.

•                  Companhia Transleste de Transmissão (25.00% interest) – This company will be responsible for constructing and operating the 345 Kv transmission line connecting the substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant.

•                  Companhia Transudeste de Transmissão (24.00% interest) – This company will be responsible for constructing and operating the 345 Kv transmission line LT Itutinga – Juiz de Fora.

•                  Companhia Transirapé de Transmissão (24.40% interest) – This company will be responsible for constructing and operating the 230 Kv transmission line LT Irapé – Araçuaí 230 Kv.

(b) The electricity sector in Brazil:

The electricity sector in Brazil is regulated by the Federal Government, acting through its Ministry of Mines and Energy, which has exclusive authority over the electricity sector. Regulatory policy for the sector is implemented by ANEEL.

Retail electricity sales by the Company are made pursuant to provisions of its long-term electricity sales concession agreements. Under the terms of the concession agreements, the Company is authorized to charge its customers a rate for electricity supply that consists of two components: (1) a non-controllable energy generation, transmission and distribution cost pass-through component (“Parcel A costs”); and (2) an operating cost component (“Parcel B costs”). Both components are established as part of the original concession for certain initial periods.  Subsequent to the initial periods, and at regular intervals thereafter, ANEEL has the authority to review the costs of the Company to determine the inflation adjustment (or other similar adjustment factor), if any, to the Parcel B costs (the “Adjustment Escalator”) for the subsequent period. This review can result in an Adjustment Escalator that has a positive, zero or negative value.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could vary from these estimates. The Company’s financial statements therefore include various estimates concerning (i) the recoverability of deferred regulatory assets, (ii) valuation allowances for accounts receivable, deferred tax assets and the account receivable from the State Government, (iii) the useful lives of property, plant and equipment and consortia, (iv) provisions necessary for contingent losses, and (v) estimates of employee post-retirement benefit obligations and other similar estimates.

(a)          Basis of presentation — The financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Company’s statutory financial statements prepared in accordance with the accounting practices adopted in Brazil, which are prepared and filed in accordance with the specific rules from the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”) and ANEEL.

(b)         Constant currency remeasurement — Up to December 31, 1997, Brazil was considered a highly inflationary economy (cumulative inflation exceeding a total of 100% over a consecutive three-year period) and, for U.S. GAAP purposes, the Company prepared its financial statements under the constant currency method up to that date. CEMIG adopted the IGP-DI (General Price Index - Internal Availability) to restate its financial statements for inflation.

Under the constant currency method, all relevant non-monetary assets and liabilities, shareholders’ equity accounts and components of the statements of operations, cash flows and changes in shareholders’ equity were expressed in the constant purchasing power of the currency as of the most recent balance sheet date.

Beginning on January 1, 1998, Brazil ceased to be considered a highly inflationary economy under U.S. GAAP and, accordingly, the Company ceased to restate its financial statements in constant reais for the effects of inflation as from that date. The restated balances of non-monetary assets and liabilities as of December 31, 1997 thus constitute the historical amounts of such assets and liabilities as from that date.

Shareholders’ equity presented in these financial statements differs from that included in the statutory accounting records filed pursuant to the accounting practices adopted in Brazil as a result of the following: (i) as of January 1, 1996, indexation of Brazilian financial statements prepared for Brazilian Corporate Law purposes was abolished, whereas for U.S. GAAP purposes such indexation was applied up to December 31, 1997; (ii) differences between the IGP-DI and the official indices mandated for indexation of the financial statements prepared in accordance with the accounting practices adopted in Brazil; and (iii) adjustments made to reflect the requirements of U.S. GAAP. Current income taxes and dividend distribution capacity are determined based on the financial statements prepared in accordance with accounting practices adopted in Brazil.

(c)          Principles of consolidation — The consolidated financial statements include the accounts of all majority-owned subsidiaries as of December 31, 2004, and GASMIG’s revenues and expenses for the period from January 1, 2004 to December 15, 2004, the date of acquisition of a 40% equity interest in GASMIG by Petrobras. As discussed in note 10, in December 2004, the Company entered into a shareholders’ agreement giving the minority shareholder in GASMIG substantive participating rights. These rights preclude the Company from consolidating GASMIG. Consequently, the Company’s investment in GASMIG is accounted for using the equity method of accounting as of the date of the shareholders’ agreement.

In consolidation, all significant intercompany balances and transactions were eliminated. The minority interest in the positive equity in subsidiaries is shown separately as a liability.

(d)         Foreign currencies — Assets and liabilities denominated in foreign currencies are related principally to financing and are translated into reais at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date. The resulting gains and losses are recognized currently and included in the statements of operations for the appropriate period.

(e)          Cash and cash equivalents — The Company considers unrestricted cash on hand, deposits in banks and short-term investments with original maturities of three months or less, when purchased, and readily convertible to cash to be cash and cash equivalents.

(f)            Restricted investments — Restricted investments consist of investments with original maturities of three months or less, which are legally restricted for capital expenditures and repayment of foreign currency debt based on the related debt agreements and the requirements of the Brazilian Central Bank.

(g)         Accounts receivable — Includes both amounts billed to customers and accrued revenues relating to unbilled energy supplied to customers as of the balance sheet date. Late fees arising from overdue electricity bills are accounted for on a cash basis. The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses.

(h)         Investments — The Company’s investments in affiliated companies in which the company has the ability to exercise significant influence, but not control, are accounted for using the equity method of accounting.

(i)             Property, plant and equipment — Are recorded at acquisition or construction cost, restated to reflect price-level changes through December 31, 1997. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with SFAS 34. Depreciation is computed on the straight-line method, at annual rates determined by ANEEL, which represent the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets. The net results of disposals of fixed assets are recorded as part of operating income.

The Company’s investments in consortia (groups of organizations participating in joint ventures formed to promote common objectives or engage in projects to benefit all the members without the creation of a legal entity), are recorded at acquisition or construction cost less allowance for loss, when applicable. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with Statement of Financial Accounting Standards (“SFAS”) 34 “Capitalization of Interest Cost”. The consortium depreciation is computed on the straight-line method, at annual rates determined by ANEEL, which represent the estimated useful lives of the consortia’s underlying assets. The consortium expenditures for maintenance and repairs are charged proportionally to operating costs by the Company as incurred.

(j)             Impairment of long-lived assets — CEMIG follows SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, CEMIG performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analyses. The Company has not recognized any impairment as a result of the application of this accounting policy for all periods presented.

(k)          Revenues, costs and expenses — Revenues, costs and expenses are recognized on an accrual basis, i.e., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our rates have been fixed or are determinable, and collectibility is reasonably assured regardless of when cash is received.

Revenues from the sale of electricity generation are recorded based upon the output delivered provided at rates as specified under contract terms or prevailing regulatory rates. Electricity distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month.

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

Taxes on revenue consist of: (i) value-added tax (“VAT”), which is a state tax due on the sales to final customers, is billed to the consumers and recorded as part of gross revenue; (ii) COFINS revenue tax; (iii) PIS-PASEP social contribution tax on revenues; and (iv) Emergency capacity charge. It is the Company’s policy to deduct these taxes from gross revenues.

(l)             Income taxes — CEMIG accounts for income taxes in accordance with SFAS 109 “Accounting for Income Taxes”, which requires an asset and liability approach to recording deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

CEMIG records the tax benefit of all net operating losses as a deferred tax asset and records a valuation allowance, when necessary, to reflect the benefit that management believes will more likely than not be recovered through future taxable income.

(m)       Contingencies — The Company records provisions for contingencies when the loss is considered to be probable based on the opinion of internal and external legal counsel and is reasonably estimable, in accordance with SFAS 5 “Accounting for Contingencies”.

(n)         Employees’ benefit plans — The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. The Company has also established post-retirement health care plans and pays life insurance premiums for its retirees. The Company applies SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” which require recognition of the costs on a comprehensive accrual basis. The Company has disclosed information about pension plans and other postretirement benefit plans as required by SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”

Under Brazilian law, employees are entitled to a minimum of one-month vacation upon completion of each year of service. CEMIG fully accrues this liability based on the vested entitlement of the employees at each period end, plus related social security costs.

(o)         Environmental and remediation costs — CEMIG, in accordance with its environmental policy, has established various damage control and prevention programs in order to help limit its risks with respect to major environmental-related liabilities. The cost of these programs is expensed as incurred. CEMIG’s policy is to provide for remediation costs when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. No provision in respect of these matters has been required to date.

(p)         Comprehensive income (loss) — CEMIG reports comprehensive income (loss) in accordance with SFAS 130 “Reporting Comprehensive Income” and has elected to present this in the statement of operations. Comprehensive income (loss) comprises the results of unrealized holding gains or losses on securities classified as available-for-sale under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” and minimum pension liability adjustments made pursuant to SFAS 87. All investments in securities classified as available-for-sale were sold in 2003.

(q)         Regulation and deferred regulatory assets — As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company is subject to the provisions of SFAS 71 “Accounting for the Effects of Certain Types of Regulation”. The rate-setting structure in Brazil is now designed to provide for recovery of the Company’s allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the “General Agreement”) with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001 and 2002. The increased rates will be in force in the electricity industry for an average period of 72 months as from January 2002. The asset of R$404 (note 4) recognized by the Company represents the amount expected to be recovered over the next 24 months, in accordance with Emerging Issues Task Force (“EITF”) No. 92-7 “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”. The balances of the deferred regulatory assets are periodically compared with the Company’s recoverability projections, which are reviewed by Management depending on market events, changes in regulation and related circumstances. The respective provision for losses is adjusted accordingly.

The General Agreement also addressed Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes not controlled by the Company. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. The General Agreement provided a tracking account mechanism, created in October 2001 through Executive Order No. 296, to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001, except for the system services charges from September 2000 (as allowed by ANEEL). See note 4.

(r)            Earnings per share — Since each class of shares participates equally in earnings in the years presented, earnings per share was computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Consistent with many other Brazilian corporations, CEMIG discloses earnings per one thousand shares, as this is the minimum number that can be traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange, or “BOVESPA”). As mentioned in note 3, the Company has a contingent obligation to issue shares of capital stock in connection with payments received on the account receivable from the State Government. This accounts receivable is currently being paid down with dividends due to the State Government. Any shares to be issued in connection with this obligation are considered for purposes of calculating dilutive earnings only when all necessary conditions for their issuance have been satisfied. As such, these shares are considered dilutive as defined in SFAS 128 “Earnings per Share”. However, the potentially dilutive shares in 2002, consisting solely of the estimate of shares issuable mentioned above, have been excluded from the computation for 2002 as their effect would have been anti-dilutive, as a result of the net loss incurred in that year.  In 2004 and 2003, the Company has no obligation to issue shares in connection with dividends used to offset the receivable, as the corresponding shares (129,145 shares) were already issued in 2002. As a result of this, basic and diluted earnings per share are the same for all periods presented.

(s)          Segment information — The Company operates in the electric energy, gas distribution and telecommunication segments. The respective breakdown of information is included in note 29. The Company’s electric energy business is managed centrally on the basis of the consolidated results of the generation, transmission and distribution operations until December 31, 2004. Accordingly, the electric energy business represents a single segment per the criteria described in SFAS 131- “Disclosures about Segments of an Enterprise and Related Information”. As described in note 29, the Company restructured its operations on January 1, 2005 to separate its generation and transmission and distribution activities.

(t)            Derivatives and hedging activities — As required by SFAS 133 - Accounting for Derivative Instruments and Hedging Activities” derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying balance sheet, and corresponding changes in fair value are being recognized in earnings.  Hedge accounting has not been applied to any of the Company’s derivative financial instruments.  The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

3. ACCOUNT RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

Prior to March 1993, the following two principles guided the rate setting process in Brazil: (i) that electric utilities should be guaranteed an annual real rate of return on service-related assets included in the rate basis; and (ii) that the rates charged to each class of customer for electric power should be uniform throughout Brazil, notwithstanding the high cost of distributing electricity to remote areas of the country.

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

The shortfall experienced by most concessionaire companies between the guaranteed return and the actual realized rate of return was accounted for by an increase in each company’s Recoverable Rate Deficit Account (the “CRC Account”), in an amount equal to such shortfall. This account was recorded, until 1992, in a memorandum account, not as an asset on the balance sheet.

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

Since the original contract, there have been the following amendments:

(a) First Amendment to the CRC Credit Assignment Contract, signed on January 24, 2001

The purpose of this amendment was to change the monetary restatement index from UFIR to IGP-DI (Índice Geral de Preços – “General Market Price Index”), since the UFIR was extinguished in October 2000.

(b) Second Amendment to the CRC Credit Assignment Contract, signed on October 14, 2002

This Amendment refers to 149 installments from the original contract, maturing from January 1, 2003 to May 1, 2015, in the total amount of R$1,844, as of December 31, 2004. These installments are subject to annual interest of 6% and are restated based on the IGP-DI.

Due to the non-inclusion in the Second Amendment of effective guarantees that would assure the realization of the aforementioned credit, CEMIG recorded an allowance for losses equal to the total amount referred to in the Second Amendment.

Due to the full allowance recorded on April 1, 2002, the financial income related to monetary restatement and interest on the Second Amendment, from April 2002 to December 2004 in the amount of R$800, did not impact results, considering that provisions for loss were recorded in the same amounts. However, in compliance with Brazilian tax legislation, CEMIG recorded the federal taxes payable on the financial income, since the recorded allowances are considered permanently non-deductible for tax purposes in accordance with Brazilian tax legislation.

Installments under this Amendment, due from January 1, 2003 to May 1, 2005, totaling R$552, including monetary restatement, interest and fines were not collected by the Company. Company management is negotiating the collection of the aforementioned past due amount with the State Government, under the conditions established by the contract.

(c) Third Amendment to the CRC Credit Assignment Contract, signed on October 24, 2002

CEMIG and the State Government signed the Third Amendment in order to reschedule the payment of the original contract installments due from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. These installments were renegotiated with an annual interest rate of 12.00% per year and monetary restatement based on the IGP-DI. The installments are due in 149 monthly payments from January 2003 to May 2015. This amendment amounts to R$1,097 as of December 31, 2004, including interest and fines on overdue installments.

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

Part of the Third Amendment installment due from June 1, 2003 to May 1, 2005, totaling R$348, including monetary restatement, interest and fines, were not collected by the Company. The Company’s management is negotiating the collection of the aforementioned past due amount with the State Government, under the conditions established by the contract.

CEMIG paid interest on capital in lieu of dividends in December 2004, of which R$72 was due to the State Government. Part of this interest on capital, amounting to R$49, was used by the State Government to settle part of the CRC overdue credits and the remainder, in the amount of R$23, to acquire debentures issued by CEMIG for the Irapé power plant construction.

The projection of the Company’s future operations indicates that the dividends attributable to the State Government will be sufficient, in the long-term, to assure the full realization of the credit related to the Third Amendment, in the event of nonpayment by the debtor.

Management monitors future events which may impact the Company’s dividend payment projections, in order to conclude whether the above-mentioned guarantee is still effective or an additional allowance under this amendment is necessary.

(d) The composition of the CRC balance as of December 31, 2004 and 2003 is follows:

	December 31,
	2004	2003
Second amendment:
Current -	1,409	1,293
Past due amounts as of December 31	435	226
(-) Allowance for losses	(1,844)	(1,519)
Net amount recorded	—	—

Third amendment:
Current	836	744
Past due amounts as of December 31	261	147
Net amount recorded	1,097	891

The Company has recorded, under current liabilities, dividends and interest on capital, proposed by management and the Board of Directors, to be paid to shareholders related to 2004 net income after the approval by the Shareholders’ Meeting, of which R$147 is due to the State Government. Part of such dividends, in the amount of R$23, are destined to the acquisition of Irapé Plant debentures, by the State of Minas Gerais and R$124 may be used to settle part of the CRC overdue credits.

e) Negotiations with the State Government

The State Government is preparing a new proposal to settle the payments of the CRC contract. This new proposal includes a new amendment to the contract, with a rescheduling of the contract payment and a new dividend policy for the Company, which will allow the settlement of the contract through the retention of dividends due to the State Government.

4. DEFERRED REGULATORY ASSETS

The components of the deferred regulatory assets are as follows:

	December 31,
	2004	2003
Energy Rationing Plan:
Revenue losses (expected to be recovered within the next 24 months) incurred during the rationing period	404	446
Recording of energy transactions on the CCEE/MAE	1,002	1,030
(-) Provision for loss on deferred regulatory assets	(13)	(4)
	1,393	1,472
Additional Parcel A costs:
- Period from January 1, 2001 to October 25, 2001	462	398
- Period from October 26, 2001 and thereafter	549	621

Deferred rate adjustment	1,013	211
PIS/PASEP/COFINS	348	—
	3,765	2,702

Current assets	836	633
Other assets	2,929	2,069

During the years ended December 31, 2004, 2003, and 2002, the Company collected R$310, R$271, and R$218, respectively, as a result of application of the extraordinary rate adjustment.

The VAT related to the rationing program revenue, deferred rate adjustment and regulatory assets – PIS/COFINS, amounting to R$537 as of December 31, 2004 (R$370 as of December 31, 2003), only becomes an obligation to be recorded in the financial statements once the customers are billed. However, because the Company’s only responsibility is to transfer this tax from its consumers to the State tax authorities, the Company did not record this obligation in advance. The Company passes all VAT amounts received from customers on to the State Government. In 2004, as a result of the application and billing of the extraordinary rate adjustment, the Company collected VAT of approximately R$65, which it passed on to the State Government. Such amount is recorded as gross operating revenues and sales deduction not affecting net operating revenues.

a) Energy Rationing Plan

An emergency energy-rationing program (the “Energy Rationing Plan”) was created by the Federal Government’s Executive Order No. 2148, of May 22, 2001, to reduce energy consumption and avoid unplanned interruption in power supply. Average reduction in monthly consumption of electricity during the rationing period was estimated at 20% of the actual consumption for the months of May, June and July 2000. The energy rationing became effective on June 1, 2001 and ended February 28, 2002, when the Federal Government determined that the water levels in the reservoirs serving Brazil’s hydroelectric facilities had returned to normal.

As a result of the Energy Rationing Plan, many electric generation and distribution companies in Brazil, including CEMIG, experienced a reduction in their profit margins, as their physical and personnel structures could not be reduced in line with the consumption reduction quotas imposed. Thus, they continued incurring fixed costs without earning corresponding revenue.

In December 2001, the Federal Government and the electric utilities in Brazil affected by the Energy Rationing Plan signed the General Agreement referred in note 29 to regain the financial-economic equilibrium of the existing concession contracts and recover revenues relating to the period  during which the Energy Rationing Plan was in effect.

The General Agreement addressed margin losses incurred by the electric distribution and generation companies during the period that the Energy Rationing Plan was effective and costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or “MAE”),

succeeded by the Câmara de Comercialização de Energia Elétrica – CCEE (“CCEE/MAE”), up to December 2002. These items will be recovered by an extraordinary rate adjustment as follows:

I.                 an increase of 2.90% for rural and residential consumers (excluding low-income consumers), lighting streets and high-tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and fulfill certain criteria, related to charge and demand energy factors which were determined by ANEEL’s Resolution No. 130, dated April 30, 2002; and

II.             an increase of 7.90% for all other consumers.

The extraordinary rate adjustment regulatory asset had its maximum recovery period, initially established as being 82 months, reduced to 74 months, from January 2002 to February 2008, pursuant to ANEEL’s Resolution No. 1 dated January 12, 2004. The Company has made studies to verify if the 74-month recovery period would be sufficient to recover the amounts approved by ANEEL. Based on those studies, the Company recorded an allowance for losses in the amount for R$13 and R$4 as of December 31, 2004 and 2003, respectively.

Considering that the assumptions used in management’s studies may change throughout the recovery period, management periodically reviews these projections, and consequently, the recorded allowance.

(a.1) Recovery of revenue losses incurred during the period of the Energy Rationing Plan:

Although CEMIG’s total revenue losses were R$692 as of December 31, 2004 (R$781 as of December 31, 2003), CEMIG recorded a regulatory asset on a U.S. GAAP basis in the amount of R$404 as of December 31, 2004 (R$446 as of December 31, 2003), in accordance with consensus reached by the FASB’s  — EITF Issue No. 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs”, which establishes a 24-month period limit for collection of the asset.

The accrued amount related to this asset, which will be reimbursed through the special rate adjustment is monetarily restated based on SELIC from January 1, 2002 until collection.

(a.2) Energy transactions on the CCEE/MAE and other:

During the period of the Energy Rationing Plan in Brazil, electricity utilities, including CEMIG, made a substantial number of energy purchases on the spot market through the CCEE/MAE in order to supply their customers. During this period, the prices for spot market energy were often significantly higher than the prices set forth in initial energy purchase contracts.

Costs related to energy sold on the CCEE/MAE are being prorated among consumers supplied by the Brazilian interconnected power system through an extraordinary rate adjustment, beginning in January 2002. The amount to be passed along to consumers through the rate adjustment is calculated based on the amount of energy purchased on the CCEE/MAE during the period from June 1, 2001 until February 28, 2002, and equals the difference between the energy purchase price on the CCEE/MAE and R$49.26/MWh (which is the initial contract average cost for the period). Generators will not be reimbursed with respect to CCEE/MAE energy purchases at a price less than or equal to R$49.26/MWh.

Under ANEEL Resolution No. 36, dated January 29, 2003, beginning in March 2003, the Company is required to collect from its customers and transfer to generators, on a monthly basis, the special rate adjustment amounts. Pursuant to this resolution, the Company is also entitled to receive R$200 from other distributors relating to its generation activities by December 2004. As of December 31, 2004, only R$52 of this amount was received by the Company, since certain distribution concessionaires believe that the Company is challenging the General Agreement of the Electricity Sector since it has filed a claim against CCEE/MAE relating to the methodology used to calculate CEMIG’s obligations resulting from the CCEE/MAE transactions.

A portion equaling 82% of CEMIG’s receivables relating to CCEE/MAE transactions is being monetarily restated based on the SELIC. The remaining 18% has not been monetarily restated and corresponds, according to CEMIG estimates, to the amounts that were not settled on the CCEE/MAE due to judicial claims currently in progress, filed by generators and distributors. According to ANEEL Resolution No. 36, these amounts can only be monetarily restated after the definitive CCEE/MAE settlement, which will only take place after the resolution of the judicial claims.

In December 2002, the Company filed a claim against ANEEL and CCEE/MAE contesting the amounts that were charged to the Company during the settlement process carried out by CCEE/MAE. The Company believes that the recorded payable to CCEE/MAE of R$143 was not correctly calculated. ANEEL contested this claim and issued a ruling suspending the payment of the remaining RTE credits of R$148 to CEMIG. In January 2003, the Company filed a lawsuit to cancel the ANEEL’s ruling regarding the suspension of the RTE payments and the Federal Court ruled in the Company’s favor and suspended the effects of ANEEL’s ruling. On December 2004, the Company withdrew the above claim and entered into an agreement with ANEEL and the other market participants; the withdrawal of the lawsuit is still subject to the court’s approval. The Company had previously recorded a provision of R$143 related to this matter and consequently the withdrawal of this claim had no impact on the Company’s financial statements for the year ended December 31, 2004.

The major terms of the above agreement, which is still subject to approval by the CCEE agents and ANEEL, are as follows:

•                  CCEE/MAE will recalculate CEMIG’s liability;

•                  The calculated amounts will be updated by IGP-M from July 2003 until the beginning of the settlement, on a date to be determined by CCEE/MAE;

•                  CEMIG will settle the liability over a maximum term of 50 months; the liability will be subject to monetary restatement based on the SELIC variation, beginning on the official settlement date, plus 1.00%  interest per year.

•                  ANEEL will eliminate the ruling suspending the payment of the remaining RTE credits; these amounts will be paid to CEMIG over a period of two months.

(a.3) Recovery of additional Parcel A costs:

(a.3.1) Additional Parcel A Costs from January 1, 2001 to October 25, 2001

ANEEL Resolution No. 90, dated February 18, 2002, established procedures for the recovery of certain Parcel A costs incurred during the period from January 1, 2001 to October 25, 2001. The base amount to be reimbursed is equal to the difference between the Parcel A costs actually incurred and the estimated Parcel A costs used for purposes of computing the last annual rate adjustment prior to the Energy Rationing Plan. This amount bears interest at the SELIC rate from the day that the actual cost was paid until the date of recovery. ANEEL, through Normative Resolution No.1 dated January 12, 2004, declared that the variations in Parcel A costs are not subject to a maximum recovery period. Recovery of Parcel A costs will start immediately after the end of special rate adjustment recovery period, using the same recovery criteria. Thus, the extraordinary rate adjustment applied to recover billing losses and free energy will also be used to recover the Parcel A costs.

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

The Federal Government, through Executive Act No. 116, issued on April 4, 2003, deferred for 12 months the recovery of Parcel A costs incurred from March 10, 2002 to March 9, 2003. Such Parcel A costs were included in the electric energy rate for 24 months, effective April 8, 2004. Therefore, the Parcel A costs balances, recorded as Deferred regulatory assets as of December 31, 2004, were classified as current and other assets considering the respective expected realization period.

The amounts determined for the Parcel A costs for the period from October 26, 2001 and thereafter are recorded as deferred regulatory assets, as follows:

Parcel A Items	Total December 31, 2004	Total December 31, 2003

System service charges	143	206
Itaipu Binacional electricity purchase rate	178	257
Itaipu Binacional electricity transport rate	12	11
Fuel usage quota – CCC	(31)	(132)
Rate for use of basic transmission network	170	170
Energy development account quota – CDE	33	48
Charges for use of water resources	44	61
	549	621

The above-mentioned amounts are restated based on the SELIC from the expense payment date to effective recovery through annual rate adjustments.

The recoverable amounts recorded in current assets refer to variations of uncontrollable costs that are being offset based on the annual rate adjustment on April 8, 2005, according to management’s estimates.

b) Deferred rate adjustment

The ANEEL Resolution No. 71, dated April 4, 2005, disclosed the definitive results of CEMIG’s periodic rate review. According to this resolution, the rate adjustment that should have been applied to CEMIG’s rates on April 8, 2003 was 44.41%, instead of the rate of 31.53% that was originally applied. The difference will be included by ANEEL in the future rate adjustments. Consequently, CEMIG recorded a deferred regulatory asset for the difference between 44.41% and 31.53% rate increase on the volume of electricity sold to customers from April 8, 2003 to December 31, 2004, in the amount of R$1,013, including monetary restatement. This amount will be collected through annual rate increases from April 8, 2004 to April 8, 2007.

In 2003, the Company recorded a deferred regulatory asset in the amount of R$211, which corresponds to the difference between 37.86% (the rate adjustment provisionally disclosed by ANEEL in the prior period) and the 31.53% rate increase on the volume of electricity sold to customers from April 8, 2003 to December 31, 2003.

c) PIS-PASEP/COFINS

The Federal Laws No. 10,637 and 10,833 increased the rates and changed the basis of calculation of PIS/PASEP and COFINS taxes on revenues. As a result of those changes, there was an increase in expense relating to PIS/PASEP and COFINS, from December 2002 to December 2004 and from February of 2004 to December of 2004, respectively. ANEEL, through correspondence sent to CEMIG, recognized the Company’s right to record an asset related to the additional costs relating to PIS/PASEP and COFINS. These amounts are recorded as a noncurrent asset in the Company’s financial statements.

The recorded amounts shall be recovered in future rate adjustments, beginning in April 2005, and the monetary restatement criteria and the recovery term are still pending definition by ANEEL. However, CEMIG recorded the amounts updated by the IGP-M variation.

December, 31 2004

PIS/PASEP – expenses increase from December 2002 to December 2004	101
COFINS expenses increase from February 2004 to December 2004	228
Monetary restatement – IGP-M	19
348

5. DEFERRED INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). For U.S. GAAP purposes, the statutory annual rates applicable are 25% for federal income tax and 9% for social contribution tax.

(a) Income tax reconciliation:

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,
	2004	2003	2002

Income before income taxes and minority interests	2,468	2,003	2
Income taxes – 34% rate	(839)	(681)	(1)
Effects of:
Tax benefit (expense)-
Interest on capital	173	85	73
Interest and monetary variation on provision for loss on account receivable from State Government	(111)	(67)	(91)
Amortization of special liabilities	35	31	32
Others	11	25	(39)
Tax expense in the statement of operations	(731)	(607)	(26)

As from January 1, 1996, Brazilian companies are permitted to pay interest on capital. The calculation is based on the shareholders’ equity amounts prepared in accordance with accounting principles adopted in Brazil. The interest rate applied may not exceed the long-term interest rate determined by the Brazilian Central Bank and interest paid may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves.

The amount of interest on capital is deductible for income tax purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the payment of such amount to shareholders’ at the rate of 15%.

(b) Analysis of deferred tax balances:

As of December 31, 2004 and 2003, the deferred tax balances have been computed using a 34% rate, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

	December 31,
	2004	2003
Current and other assets-
Tax loss carryforwards	16	133
Employee post-retirement benefits	90	—
Provision for contingencies	100	77
Other temporary differences	108	79
	314	289
Current assets	149	114
Other assets	165	175

Long-term liabilities-
Employee post-retirement benefits	—	(116)
Temporary difference on regulatory assets	(461)	(245)
Effects of differences between book and tax basis of property, plant and equipment.	(413)	(437)
	(874)	(798)

For the years ended December 31, 2004 and 2003, deferred tax benefits of R$243 and R$33 respectively, and for the year ended December 31, 2002, deferred tax expenses of R$119, related to the minimum pension liability adjustment and unrealized gains and losses on available-for-sale securities were recorded directly to shareholders’ equity as other comprehensive income (loss).

6. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

	December 31,
	2004	2003

Cash on hand and in banks	48	128
Short-term investments, mainly bank certificates of deposit and money market funds at fair value	826	312
	874	440

CEMIG and its subsidiaries have investments in public and private securities issued by third parties. These investments accrue interest rates based on the Brazilian Interbank Certificates of Deposit, or CDI, and can be redeemed at any time without penalty or loss of income.

7. RESTRICTED INVESTMENTS

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

The following table sets forth amounts of restricted investments for the dates indicated:

	December 31,
	2004	2003

Interest based on variation of CDI	20	91
Interest based on U.S. dollar/real	—	41
	20	132
Current assets	—	72
Other assets	20	60

8. ACCOUNTS RECEIVABLE, NET

The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated:

		Past-due		Total
	Current	Up to 90 days	Over 90 days	December 31,
				2004	2003

Residential	284	157	43	484	409
Industrial	218	44	141	403	351
Commercial	120	66	36	222	202
Rural	35	20	9	64	56
Governmental entities	45	23	23	91	121
Public services	123	26	8	157	103
Subtotal	825	336	260	1,421	1,242
Distributors	5	—	—	5	5
	830	336	260	1,426	1,247

Allowance for doubtful accounts	—	—	(165)	(165)	(106)
	830	336	95	1,261	1,141
Current assets	752	336	95	1,183	1,050
Other non-current assets	78	—	—	78	91

No single customer represented more than 10% of total receivables as of December 31, 2004 and 2003 and electricity sales to final customers for the years ended December 31, 2004, 2003 and 2002.

As December 31, 2004, other non-current assets include accounts receivable from consumers, in the amount of R$78, composed as follows:

•                  R$52 from Companhia de Saneamento de Minas Gerais - COPASA, a company controlled by the Minas Gerais State Government. CEMIG renegotiated the payment of this receivable into 96 monthly consecutive installments, from October 2004 to September 2012. This receivable is subject to IGP-M index variation and interest of 0.5% per month.

•                  R$26 from the Municipality of Belo Horizonte, due substantially to public lighting. The debt was renegotiated to be paid in 80 monthly installments, until March 2010. This debt is restated based on the Company’s rate adjustments.

The changes in allowance for doubtful accounts were as follows:

	Year ended December 31
	2004	2003	2002

Balance at beginning of the year	106	58	54
Accounts written off	(3)	(9)	(9)
Provision for the year	62	57	13
Balance at end of the year	165	106	58

9. RECOVERABLE TAXES

The following table sets forth amounts of taxes recoverable for the dates indicated:

	December 31,
	2004	2003

Current assets -
Income tax	75	64
Social contribution tax	3	9
VAT	27	26
Other	3	9
	108	108
Other non-current assets -
VAT	141	116
	141	116

The recoverable VAT credits are being offset by the Company with VAT to be paid over a period of 48 months, in accordance with Brazilian tax legislation. The Company is in a legal dispute with the State Government in order to offset the VAT credits arising from acquired equipment to be used in the Company’s operation, in the amount of R$20.

10. INVESTMENTS

The following table describes the consolidated investments:

	December 31,
	2004	2003

Goodwill recorded on Rosal Energia acquisition	33	—
Equity investments in Gasmig	80	—
Other investments	15	12
	128	12

a) GASMIG - Sale of 40% of CEMIG’s interest in GASMIG to PETROBRAS

On December 15, 2004, CEMIG sold 40% of the capital stock of GASMIG to Petrobras for R$154, resulting in a gain of R$102. The price of the sale was determined based on GASMIG’s discounted cash flows.

The sale is part of the Association Agreement signed on August 25, 2004 among CEMIG, GASMIG, and PETROBRAS to develop the natural gas market. The Agreement includes an investment plan to expand the gas distribution networks serviced by GASMIG. According to the  plan, these capital investments  will increase GASMIG’s daily natural gas volume production from 3.5 million m3/day to 4.5 million m3/day at the end of 2006, ultimately reaching 11.1 million m3/day in 2023.

GASMIG Shareholder agreement

In 2004, the Company signed a shareholders’ agreement with Petrobras relating to GASMIG which gave Petrobras substantive participating rights including, among others, (i) the approval of operating budgets and (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts. As a result of these rights, the Company is precluded from consolidating GASMIG and consequently, GASMIG is accounted for using the equity method of accounting beginning on the date of the shareholders’ agreement.

b) Investments in Rosal Energia S.A.

On December 23, 2004, CEMIG acquired 100.00% of the capital stock of Rosal Energia S.A. (“Rosal”) for R$134. Rosal holds a concession to operate the Rosal hydroelectric plant, as well as the associated transmission system of the plant with installed capacity of 55MW. The price of the acquisition was determined using the projected cash flow of Rosal until 2032, the date that the concession expires.

CEMIG has recorded such acquisition by assessing the fair value of Rosal Energia S.A. assets and liabilities and determining goodwill in accordance with the purchase method prescribed by SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”. The application of SFAS 141 and 142 resulted in the recognition of goodwill in the amount of R$33.

The net consolidated assets of Rosal that were acquired are as follows:

December, 31 2004
Current assets
Property, plant and equipment	107
Other assets	5
Total assets acquired	112
Current liabilities	(1)
Other long-term liabilities	(10)
Net consolidated assets	101
Interest acquired	100.00%
Net consolidated assets acquired	101
Price paid	134
Goodwill on purchase	33

11. PROPERTY, PLANT AND EQUIPMENT, NET

The following table describes the consolidated property, plant and equipment:

	Annual average rate of	December 31,
	depreciation	2004	2003
	%
In service
Generation-
Hydroelectric	2.48	7,922	7,787
Hydroelectric – Consortia	2.51	470	263
Thermoelectric	2.29	260	261
Transmission	3.38	1,622	1,512
Distribution	4.92	7,571	7,421
Administration	7.71	441	458
Gas	5.96	—	82
Telecom	7.94	347	334
		18,633	18,118

	Annual average rate of	December 31,
	depreciation	2004	2003

Accumulated depreciation and amortization-
Generation		(4,202)	(3,993)
Generation - Consortia		(21)	(11)
Transmission		(848)	(800)
Distribution		(3,848)	(3,553)
Administration		(345)	(330)
Gas		—	(18)
Telecom		(81)	(52)
		(9,345)	(8,757)
Total in service		9,288	9,361
Construction in progress-
Generation		946	549
Generation - Consortia		493	524
Transmission		35	90
Distribution		366	336
Administration		53	34
Gas		—	18
Telecom		10	5
Total in construction in progress		1,903	1,556
Total		11,191	10,917

Interest cost capitalized during the years ended December 31, 2004, 2003 and 2002 was R$194, R$131, and R$74, respectively.

Under Brazilian law, CEMIG’s power generation, transmission and distribution assets may not be retired, disposed of, transferred, sold or mortgaged without the prior authorization of ANEEL. The proceeds received from the disposal of assets must be deposited in an earmarked bank account and used in the purchase of other concession assets. In accordance with normal practice in Brazil for electric utilities, from time to time, CEMIG constructs distribution systems for the benefit of consumers for which the consumer reimburses the cost. These reimbursements are accounted for as a reduction to the cost basis of the related assets as they are received.

CEMIG has lands and buildings recorded under Property, plant and equipment – Administration, which have been pledged in connection with legal proceedings related to tax, labor, civil and other contingencies in the amount of R$11. Such contingencies are included in accrued liabilities for contingencies (see note 17).

Construction in Progress – Generation includes the costs incurred related to the Irapé power plant in the amount of R$ 802 (R$355 in 2003).

Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner has the right to take energy generated by the power plant in an amount proportionate to the partner’s investment. These projects are governed by executory contracts which establish the rights and obligations of each party.

CEMIG’s participation in consortia, represented by amounts already invested in the projects, is as follows:

	CEMIG’s participation	December 31,
		2004	2003
	%
In service-
Queimado Hydroelectric Power Plant	82.50	207	—
Funil Hydroelectric Power Plant	49.00	153	153
Igarapava Hydroelectric Power Plant	14.50	56	56
Porto Estrela Hydroelectric Power Plant	33.33	54	54
(-) Accumulated depreciation		(21)	(11)
		449	252
Construction in progress-
Aimorés Hydroelectric Power Plant	49.00	467	305
Cemig Capim Branco Hydroelectric Power Plant	21.05	24	17
Funil Hydroelectric Power Plant	49.00	2	—
Queimado Hydroelectric Power Plant	82.50	—	202
		493	524
		942	776

The participation of the other partners in energy generation from consortia is as follows:

Consortium	Shareholders	Interest (%)

Porto Estrela	Companhia de Tecidos Nortes de Minas Gerais – COTEMINAS	33.34
	Companhia Vale do Rio Doce – CVRD	33.33

Igarapava	Companhia Vale do Rio Doce – CVRD	38.15
	Companhia Mineira de Metais – CMN	23.93
	Companhia Siderúrgica Nacional - CSN	17.92
	Mineração Morro Velho - MMV	5.50

Funil	Companhia Vale do Rio Doce - CVRD	51.00

Queimado	Companhia Energética de Brasília	17.50

Aimorés	Companhia Vale do Rio Doce - CVRD	51.00

Capim Branco Energia S.A.	Companhia Vale do Rio Doce - CVRD	48.42
	Comercial e Agrícola Paineiras Ltda.	17.89
	Companhia Mineira de Metais - CMN	12.63

12. ACCOUNTS PAYABLE TO SUPPLIERS

	December 31,
	2004	2003
Electricity suppliers-
Eletrobrás – Energy from Itaipu	166	178
Furnas Centrais Elétricas S.A. (indexed to U.S. dollar)	31	52
Spot market – CCEE/MAE	149	146
Payments to generators for energy purchased on CCEE/MAE during the rationing period	364	412
Others	47	41
	757	829

Supplies and services	137	114
	894	943

Current liabilities	648	618
Long-term liabilities	246	325

CCEE/MAE obligations in the amount of R$143, which are fully reserved, were not paid due to an injunction granted to CEMIG in December 2002 that changed the criteria to calculate its obligation, as mentioned in Note 4. The eventual payment of this additional obligation depends on the conclusion of CCEE/MAEE calculations, considering the negotiations between CEMIG and CCEE/MAEE agents described on Note 4.

13. TAXES PAYABLE

The following table describes accrued taxes payable:

	December 31,
	2004	2003
Short-term -
Income tax	159	80
Social contribution tax	60	31
VAT	169	142
Tax on billing – COFINS	56	33
Others	36	35
	480	321
Long-term -
Tax on billing – COFINS	139	84
Tax on billing – PASEP	27	16
	166	100
	646	421

The federal taxes classified in long-term liabilities refer to part of the net deferred obligations and rights on assets and liabilities arising from the General Agreement of the Electricity Sector and the deferred rate adjustment, which are due based on the realization of these assets and liabilities. These taxes are recorded based on the rates expected to be in force upon realization. The income tax and the social contribution tax arising from these events are recorded as Deferred income taxes (see Note 5).

14. FINANCING

(a) The following tables describe financings:

LENDERS	Payments of Principal	Annual Interest rates (%)	2004				2003
			Currency	Short term	Long Term	Total
							Total
IN FOREIGN CURRENCY
ABN AMRO Bank – N.V.	Semi-annually through 2005	Libor + 4.25	US$	9	—	9	29
ABN AMRO Real S.A. I, II e III	Semi-annually through 2009	6.35	US$	1	77	78	—
Banco BNL do Brasil S.A.	Semi-annually through 2005	Libor + 0.50	US$	13	—	13	16
Banco do Brasil S.A. – Various bonus (1)	Semi-annually through 2024	Various	US$	24	187	211	250
Banco do Brasil S.A. I	Single payment in 2004	1.40	JPY	—	—	—	99
Banco do Brasil S.A. II	Semi-annually through 2004	Libor + 3.13	US$	—	—	—	41
Banco do Brasil S.A. III	Single payment in 2004	10.38	US$	—	—	—	119
Banco do Brasil S.A. V	Single payment in 2005	1.30	JPY	81	—	81	83
Banco do Brasil S.A. VI	Single payment in 2009	3.90	JPY	—	101	101	—
Banco Interamericano de Desenvolvimento -BID	Semi-annually through 2006	4.00 a 7.67	US$	13	6	19	35
Banco Itaú – BBA I	Semi-annually through 2004	3.70	US$	—	—	—	120
Banco Itaú – BBA II (2)	Single payment in 2005	Various	US$	83	—	83	90
Banco Itaú – BBA III	Semi-annually through 2004	3.69	US$	—	—	—	111
Banco Itaú – S.A. I	Semi-annually through 2007	Libor + 3.25	US$	47	66	113	148
Banco Itaú – S.A. II	Annually through 2004	Libor + 2.45	US$	—	—	—	49
Citibank N.A II	Annually through 2004	Libor + 5.50	US$	—	—	—	34
Citibank N.A III	Single payment in 2004	10.00	US$	—	—	—	33
Citibank N.A IV	Semi-annually through 2005	Libor + 4.25	US$	7	—	7	23
ING Bank – Eurobônus	Single payment in 2004	9.13	US$	—	—	—	79
KFW	Semi-annually through 2016	4.50	EURO	2	26	28	31
LLoyds Tsb Bank Plc	Semi-annually through 2004	Libor + 6.00	US$	—	—	—	7
Siemens LTDA, I	Semi-annually through 2004	Libor + 4.25	US$	—	—	—	91
Siemens LTDA, II	Semi-annually through 2005	9.97	US$	22	—	22	47
UNIBANCO I, II e III	Single payment in 2009	6.50	US$	—	190	190	—
UNIBANCO IV	Single payment in 2009	5.50	US$	—	5	5	—
UNIBANCO V	Single payment in 2009	5.00	US$	—	23	23	—
MBK Furukawa Sistemas S.A. / Unibanco	Semi-annually through 2008	Libor + 5.45	US$	17	41	58	81
Toshiba do Brasil S.A.	Quarterly through 2009	Libor 6.00	US$	4	12	16	18
Other	Various	Various	Various	19	43	62	78
Total foreign currency financing				342	777	1,119	1,712

IN LOCAL CURRENCY -
Banco Credit Suisse First Boston S.A.	Various	100.00 do CDI	R$	—	66	66	—
Banco do Brasil	Single payment in 2009	111.00 do CDI	R$	3	119	122	—
Banco Itaú – BBA IV	Single payment in 2004	CDI + 3.90	R$	—	—	—	302
Banco Itaú – BBA V	Single payment in 2008	IGP-M (5) + 10.48	R$	12	213	225	—
Banco Itaú – BBA VI	Annually through 2008	CDI + 2.00	R$	3	100	103	—
Banco Votorantim S.A.	Single payment in 2010	113.00 do CDI	R$	—	54	54	—
BNDES	Monthly through 2008	SELIC + 1.00	R$	102	288	390	475
Bradesco I, II, III, IV, V, VI, VII e VIII	Single Payment in 2005	107.50 do CDI	R$	218	—	218	—
Debêntures I (3)	Annually through 2006	IGP-M + 12.70	R$	504	485	989	879
Debêntures II - Governo do Estado de M.G. (4)	Annually from 2027 to 2028	IGP-M	R$	—	8	8	50
Debêntures III (3)	Single payment in 2014	IGP-M + 10.50	R$	15	246	261	—
ELETROBRÁS I	Monthly through 2013	FINEL (6) + 6.50	R$	17	109	126	139
ELETROBRÁS II	Monthly through 2005	IGP-M + 10.00	R$	52	—	52	88
ELETROBRÁS III	Various	UFIR (7), RGR + 5.00 a 8.00	R$	28	133	161	110
Large Consumers - TELEMIG/ C.V.R.D.	Various	Various	R$	3	6	9	8
HSBC I e II	Single Payment in 2005	104.00 do CDI	R$	33	—	33	—
UHESC S.A.	Annually through 2005	IGP-M + 14.66	R$	63	—	63	56
UNIBANCO	Single payment in 2009	CDI + 2.98	R$	4	104	108	103
Other	Various	Various	R$	18	42	60	69
Total local currency financing				1,075	1,973	3,048	2,279
TOTAL				1,417	2,750	4,167	3,991

(1)     These interest rates vary from 2.00 to 8.00 % per year;

(2)     Semiannual Libor plus a spread from 0.81 to 0.88% per year for floating-rate obligations. These interest rates vary from 3.90 to 5.00 % per year for fixed-rate obligations.

(3)     Simple Debentures, not convertible into shares and without any preferences or guarantees or issuance of certificates. The debentures accrue annual interest as defined in the bookbuilding process.

(4)     The annual shareholders’ meeting on April 30, 2002 approved the issuance of debentures in the total amount of R$90 to be acquired by the State Government. These debentures are issuable in series, are not convertible into shares of CEMIG, do not have any preference or guarantee,  mature within 25 years from the date of issuance and will be restated based on the IGP-M index, without interest. The funds to be obtained from these issuances will be used for the construction of the Irapé Power Plant. The Company issued the first three series in the amount of R$23 from 2002 to 2004. The State Government is settling these debentures with the funds from its share of CEMIG’s dividends.

(5)     IGP-M - Índice Geral de Preços de Mercado (General Market Price Index)

(6)     FINEL - Índice Interno da Eletrobrás (Eletrobrás Internal Index)

(7)     UFIR - Unidade Fiscal de Referência (Tax Reference Unit)

The escrow deposits made in compliance with Resolution No. 2,515 of June 29, 1998 of the Brazilian Central Bank are classified as Restricted investments – Current and Other assets (note 7).

In addition to the financings described above, the Company has unused credit lines with financial institutions as of December 31, 2004 in the amount of R$94.

Most of the Company’s financing are guaranteed by the Federal and State governments and the proceeds of the financings have generally been used by the Company for working capital and to finance the expansion of its electric power generation, transmission and distribution systems.

CEMIG has pledged its rights to future revenues related to electricity sales in the amount of R$1,075. These rights serve as collateral for certain financing.

(b) Composition of foreign financings by currency and domestic currency indices:

	December 31,
	2004	2003
Currency -
United States Dollars	857	1,424
Japanese yen	182	182
Euro	61	69
Currency baskets	18	33
Others	1	4
	1,119	1,712
Index -
Índice Geral de Preços de Mercado – “IGP-M” (General Market Price Index)	1,606	1,085
Certificado de Depósito Interbancário – CDI (Interbank deposit rate)	704	405
Sistema Especial de Liquidação e Custódia – “SELIC” (Brazilian benchmark interest rate)	390	475
Unidade Fiscal de Referência – “UFIR” (Tax Reference Unit)	161	110
Índice Interno da Eletrobrás – “FINEL” (Eletrobrás Internal Index)	126	139
Others	61	65
	3,048	2,279
	4,167	3,991

(c) The following table sets forth the variations for the periods indicated in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used to restate financing, expressed as a percentage:

	Year ended December 31,
	2004	2003	2002
Currency-
Currency baskets	2.81	3.63	60.32
Euro	(0.85)	(7.78)	79.35
Japanese Yen	(7.02)	(9.30)	68.18
United States Dollars	(8.74)	(18.23)	52.27

(d) The following table sets forth the variations for the periods indicated of the principal indices applied to domestic currency financing, in percentages:

	Year ended December 31,
	2004	2003	2002
Index-
SELIC	16.24	23.41	19.37
CDI	16.16	23.33	19.09
IGP-M	12.41	8.71	25.31
FINEL	2.38	1.70	4.67

(e) Maturities of the long-term financing:

As of December 31, 2004

2006	861
2007	462
2008	437
2009	436
2010	97
2011 and thereafter	457
2,750

(f) Restrictive Covenants

Certain of CEMIG’s loans, financing agreements and debentures contain certain covenants, calculated according to Brazilian Corporate Law, which the Company has complied with as of December 31, 2004 as described below:

Description of the Restrictive Clause	Required Rate	Position on December31, 2004 according to Brazilian Corporate Law
EBITDA/Debts	Greater than or equal to 3.0	6.50
Debts/EBITDA	Less than or equal to 2.5	1.56
Net fixed asset/Assets	Greater than or equal to 30%	49%
Shareholders’ equity/Assets	Greater than or equal to 30%	43%
EBITDA/Financial Income	Greater than or equal to 2.0	8.06
Net debts/EBITDA (*)	Less than or equal to 3.25	1.47
EBITDA/Debts	Greater than or equal to 2.8	5.63
Debts/EBITDA	Less than or equal to 3.36	1.80
Debts/Shareholders’ equity + debts	Less than or equal to 53%	37%
Current debts/EBITDA	Less than or equal to 90%	60%
Investiment/EBITDA	Less than or equal to 60%	43%

(*)                                 Net debt = Total debt less cash balance and negotiable values
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Some contracts established specific criteria to define EBITDA to be used in the covenants calculations.

Empresa de Infovias S.A.’ financing contract with MBK Furukawa Sistemas S.A. / Unibanco, in the amount of R$58 as of December 31, 2004, of which R$41 is classified under long-term liabilities, contains certain covenants with which Empresa de Infovias S.A. has not complied. These covenants are based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. Empresa de Infovias S.A. has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due until December 31, 2005. This financing is classified in current and long-term liabilities according to the original terms of the respective contract, in light of the waiver obtained. CEMIG guarantees this contract and any payments made by CEMIG will be converted into preferred shares of Empresa de Infovias S.A..

15. REGULATORY CHARGES PAYABLE

The following table describes the Company’s accrued regulatory charges payable:

	December, 31
	2004	2003
Global reserve for reversion quota	42	60
Fuel usage quota	36	7
Emergency capacity charge	56	51
Energy development account	18	13
Other	3	3
	155	134

(a) Global reserve for reversion quota:

The global reserve for reversion quota was established as a fund managed by ELETROBRÁS (Centrais Elétricas Brasileiras S.A., the Federal Government-owned holding company for investments in the Brazilian power sector) for the purpose of reimbursement of electricity companies’ investments when their concessions expire and assets subject to the concession revert to the Federal Government. It is funded through assessments on power companies and is based on 2.5% of assets in service, limited to 3% of total annual operating revenues, net of value-added tax on sales to final customers.

(b) Fuel usage quota:

The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

(c) Emergency capacity charge:

The emergency capacity charge represents a charge established in 2002, which is prorated among final consumers of electric energy, and relates to the acquisition of energy and contracted generation capacity by the Comercializadora Brasileira de Energia Elétrica (The Brazilian Emergency Energy Trader or “CBEE”).

(d) Energy development account:

The energy development account was created by Law No. 10,438/02 to foster energy development in the states and to promote competition regarding energy produced through wind farms, small hydroelectric power plants, biomass, natural gas and coal. The amounts to be paid by CEMIG were defined by ANEEL Resolution No. 42 dated January 31, 2003.

16. EMPLOYEE POST-RETIREMENT BENEFITS

The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or “FORLUZ”) covering substantially all of its employees. With respect to such plan, SFAS 87 “Employers’ Accounting for Pensions” has been applied from and after January 1,1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

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

Under the defined contribution plan the Company will match the employees’ contributions from 3% to 12% of each employee’s salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2004 and 2003 was R$1,109 and R$865, respectively, and the contribution expense for the years ended December 31, 2004, 2003 and 2002 was R$37, R$31 and R$22, respectively.

CEMIG has also established post-retirement health care plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”.

CEMIG has offered to its employees an incentive for early retirement, which consists of an additional amount, paid when the employee retires, of 10% of the employees’ salary for each year worked for the Company. To obtain this benefit the employee must opt in writing indicating his intention to retire early. Accordingly, the costs of this incentive are recognized on accrual basis. CEMIG may withdraw this additional benefit at anytime.

CEMIG uses a December 31 measurement date for its employee post-retirement benefits.

Amortization of deficit in actuarial reserves

Part of the post-retirement benefit liabilities, in the amount of R$1,555, as of December 31, 2004 (R$1,539 as of December 31, 2003), was recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system (“Price Table”). Part of these amounts is restated annually according to the salary adjustment index for the Company’s employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA – IPEAD (consumer price index calculated by the Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University), plus 6% per year.

In case FORLUZ reports a surplus for three consecutive years, such surplus may be used to reduce CEMIG’s obligations mentioned in the previous paragraph, as contractually agreed.

The change in benefit obligations for the years ended December 31, 2004 and 2003 is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	Year ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Benefit obligation – beginning of year	3,485	2,752	512	438
Service cost	6	6	25	14
Interest cost	449	353	66	57
Actuarial loss	897	579	144	4
Plan amendment	—	46	—	35
Benefits paid to participants	(339)	(251)	(41)	(36)
Benefit obligation - end of year	4,498	3,485	706	512

The change in plan assets for the years ended December 31, 2004 and 2003 is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	Year ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Fair value of plan assets – beginning of year	2,584	2,112	16	9
Employer contributions	210	207	25	23
Employee contributions	—	—	21	18
Actual return on plan assets	610	516	11	2
Benefits paid to participants	(339)	(251)	(41)	(36)
Fair value of plan assets – end of year	3,065	2,584	32	16

The funded status of the defined benefit pension plan and post-retirement health care and insurance is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	December 31,		December 31,
	2004	2003	2004	2003
Projected benefit obligation in excess of plan assets	1,433	901	674	496
Unrecognized net transition obligation, being recognized from January 1, 1995	—	—	(27)	(33)
Unrecognized prior service cost	(43)	(46)	(33)	(35)
Unrecognized net actuarial gain (loss)	(826)	(116)	(176)	(46)

Accrued pension liability	564	739	438	382
Additional minimum liability – Other comprehensive income	804	87	—	—
Total accrued pension liability	1,368	826	438	382

The components of net periodic benefit costs for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Defined benefit pension plan			Post-retirement health care and insurance
	Year ended December 31,			Year ended December 31,
	2004	2003	2002	2004	2003	2002
Service cost	6	6	6	25	14	25
Interest cost	449	353	340	66	57	56
Expected return on plan assets	(422)	(346)	(197)	(7)	(2)	(1)
Amortization of transition obligation	—	—	—	6	5	6
Amortization of loss (gain)	—	(1)	6	3	2	3
Expected Employee contribution	—	—	—	(18)	(10)	(11)
Curtailment gain	—	—	—	—	—	(48)
Net periodic benefit cost	33	12	155	75	66	30

The components of the projected net periodic post-retirement benefit costs for 2005 are as follows:

	Defined benefit pension plan	Post-retirement health care and insurance
Service cost	7	9
Interest cost	491	77
Expected return on plan assets	(437)	(5)
Amortization of prior service cost	3	2
Amortization of transition obligation	—	5
Amortization of loss (gain)	27	10
	91	98

The weighted-average asset allocations by asset category is as follows:

	Defined benefit pension plan and Post-retirement health care
	Asset allocation at December 31,		Target asset allocation percentage or range of
Type of investment	2004	2003	Percentage’s

Debt Securities	83.52%	85.07%	From 70% to 100%
Equity Securities	10.48%	8.67%	Up to 15%
Real Estate	3.33%	4.02%	Up to 8%
Participant loans	2.67%	2.24%	Up to 10%
Total	100.00%	100.00%

Investment strategies:

•                  FORLUZ Investment Committee determines investment guidelines;

•                  Investment objectives: achieve the minimum actuarial yield (IPCA/IPEAD plus 6% per year), in both long and short terms;

•                  Types of allowed investments: Fixed income – low credit risk, stocks, real estate and loans to participants;

•                  Types of investments not allowed: medium and high credit risk assets, foreign currencies and others according to the Brazilian legislation;

•                  Use of derivatives: with the purpose of hedging exposures.

Benchmarks for investing plan assets:

•                  Debt securities: CDI, IGP-M, INPC (1), IPCA/IBGE (2);

•                  Equity securities: Average IBOVESPA (3);

•                  Real Estate: IPCA/IPEAD + 6% per year;

•                  Participant loans: IPCA/IPEAD + 10.03% per year.

(1)          Indice Nacional de Preços ao Consumidor – INPC (Consumer Price National Index)

(2)          Indice de Preços ao consumidor amplo- IPCA (Consumer price index calculated by the Brazilian Institute of Geography and Statistics – IBGE)

(3)          Indice da Bolsa de Valores de São Paulo – IBOVESPA (Index which represents the variation of the main shares negotiated on Sâo Paulo Stock exchange)

As of December 31, 2004 and 2003, the pension plan assets includes securities issued by CEMIG as follows:

	Defined benefit pension plan
	December 31, 2004	December 31, 2003

Debentures	212	202
Shares	—	40
	212	242

Assumptions used by the Company were as follows (percentage including projected inflation of 5% per annum):

	Defined benefit pension plan
	2004%	2003%

Actuarial method	Projected Unit Credit	Projected Unit Credit
Annual discount rate	11.30	13.40
Annual expected return on plan assets	14.45	16.55
Annual salary increase	7.10	9.20
Annual increase in benefits	5.00	5.00

Mortality rate	AT - 83	UP-94
Disability rate	Light Medium	Light Medium
Disable mortality rate	IAPB-57	IAPB-57
Expected annual turnover rate	2.00%	2.00%

The Company changed its mortality table in 2004 from UP-94 to AT-83 based on studies performed by FORLUZ which concluded that AT-83 better represents the demographic profile of the FORLUZ participants. The mentioned tables do not have material differences between each other and, therefore, this change did not have a material impact in CEMIG’s statement of operations in 2004.

The Company expects a reduction in the Brazilian interest rate in the long-term. Therefore, the Company  reduced the annual discount rate on post-retirement benefits from 13.40% to 11.30% (assuming an annual inflation rate of 5.00%).

The rationale used in determination of long-term return on assets rate described above is based in the asset managers mid to long-term expectations and the Brazilian government bonds rates. Additionally, the Company consider as reasonable an expected return on assets which would be equal to discount rate plus 2% or 3%.

CEMIG’s obligation related to its post-retirement health care plan is calculated using a defined annual contribution per employee during the rest of their lives. The contribution amount is not based on the increase or decrease in medical care cost. If the predetermined contributions do not cover future benefit expenses, CEMIG’s employees will be required to make additional contributions or the related medical benefits will be reduced, in accordance with an agreement between CEMIG and the labor union relating to the health care plan.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Other benefits
2005	323	29
2006	326	29
2007	329	30
2008	331	30
2009	332	30
2010-2014	1,652	155
	3,293	303

17. CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

The Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company’s results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable, the Company has made provisions for losses as follows:

	December 31
	2004	2003

Labor claims	111	91
Civil lawsuits - Consumers	105	97
Social contribution tax	69	52
Finsocial	20	20
ANEEL administrative proceedings	5	15
Tax and contributions	60	30
Civil lawsuits - Others	28	44
Others	16	5
	414	354

CEMIG believes that short-term losses were not probable with respect to pending litigation in 2003. Accordingly, the accrual for contingencies has been fully classified as long term.

Certain details relating to such provisions are as follows:

(a) Labor claims:

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$139 as of December 31, 2004 (R$113 as of December 31, 2003). CEMIG determines the amounts to be reserved based on the nature of groups of claims and the most recent court decisions.

(b) Civil lawsuits – Consumers:

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government’s economic stabilization “Cruzado Plan” in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers’ claims and recent court decisions. The total estimated exposure to the Company for those claims is fully reserved.

(c) Social contribution tax:

On June 28, 1991, the Federal Government enacted Law No. 8,200, regulating the monetary restatement for purposes of the financial statements prepared in accordance with the accounting practices adopted in Brazil. Under this law, the Company was required to record complementary monetary restatement, increasing its fixed assets, that was considered, through depreciation, amortization and write-offs of fixed assets, a deductible expense for income tax calculation. Such law did not clarify the proceedings regarding the deductibility of the complementary monetary restatement charged to income for social contribution tax purposes.

The Company is deducting the amounts of depreciation, amortization and write-off of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. However, the Company has recorded a full provision for this tax contingency.

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

(e) ANEEL administrative proceedings

CEMIG was fined by ANEEL in some administrative proceedings due to alleged failure to comply with certain quality standards with respect to consumers and other matters. The Company is defending itself against such fines. The provision as of December 31, 2004 represents the potential loss in those matters.

(f) Taxes payable – Suspended liability

The recorded provision of R$60 is related to the deduction of the social contribution tax paid in the calculation of income tax. CEMIG has a preliminary court order granted by the Eighth Civil Court of the Federal Justice, on April 17,1998, for the exemption of payment.

(g) Civil lawsuits and others:

Other reserves are related to a number of lawsuits involving the Federal Government, in which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising from the ordinary course of business.

(h) Contingencies for which an adverse outcome has been deemed remote or possible:

CEMIG has other relevant legal proceedings against it for which the Company considers an unfavorable outcome to be remote or possible. The Company does not expect to incur any losses with respect to these contingencies and therefore the Company has not recorded any accruals for such claims. Certain details relating to such matters are as follows:

(i) Income and social contribution taxes on post retirement benefits:

On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the updated amount of R$264, arising from the utilization of tax credits that resulted from the amendment of the Company’s 1997, 1998, 1999 and 2000 tax returns. The tax returns were amended as a result of a change in the accounting method for recording post-retirement benefit liabilities. The additional liabilities that resulted from the accounting change were recognized in the revised tax returns, resulting in tax loss carryforwards. No reserve has been recorded as a result of this assessment notice, since the Company believes that the procedures which generated the tax credits are legally sound. An adverse outcome in this mater has been deemed remote.

The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2001 and 2002. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$217. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds that support the procedures adopted. An adverse outcome in this mater has been deemed remote.

In 2003, the Federal Tax Authorities, after performing an inspection of the Company’s tax returns for 1997-2001, issued an assessment notice, in the amount of R$1,537, claiming that the Company did not pay all its tax liabilities related to those tax years. CEMIG submitted an administrative defense requesting that such assessment notice be canceled, since the Tax Authorities did not consider the Company’s amended tax returns which have been filed. Such amended tax returns show that the Company has properly settled the tax liabilities challenged. No reserve has been recognized for this claim, since the Company believes that it has a meritorious defense to such claim, either at the administrative level or in the courts. An adverse outcome in this mater has been deemed remote.

(ii) COFINS:

The Company began contesting the payment of COFINS (tax on revenue) in 1992. As a result of an unfavorable court ruling, the Company paid R$239 of COFINS tax on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$230 in additional fines and interest relating to the non-payment of COFINS. The Company is contesting such claim. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto. An adverse outcome in this mater has been deemed remote.

(iii) Taxa de ocupação do Solo:

Some Municipalities of the State of Minas Gerais assessed the Company for the payment of the tax named Taxa de Ocupação do Solo (tax charged by municipalities due to the use of the land to construct energy distribution network). There are several administrative proceedings related to this matter, with the total amount of approximately R$11. No reserve has been recorded for these claims, since the Company believes that it has a meritorious defense against such claims. An adverse outcome in this mater has been deemed remote.

(iv) ITCMD – Imposto de Transmissão Causa Mortis e Doação:

The State of Minas Gerais assessed the Company for the non-payment of the tax named ITCMD – Imposto de Transmissão Causa Mortis e Doação ((inheritance and donation tax), through three fiscal executions, in the amount of R$128. No reserve has been recorded for these claims, since the Company believes that it has a meritorious defense against such claims. An adverse outcome in this mater has been deemed possible.

(v) VAT:

In 2004, the State Government filed three administrative proceedings against the Company, in the amount of R$47.  CEMIG filed its defenses in May 2004. No reserve has been recorded for these claims, since the Company believes that it has a meritorious defense against such claims. A adverse outcome in this mater has been deemed remote.

(vi) VAT on low income customer subsidy:

Since 2002, CEMIG has been receiving a subsidy from ELETROBRÁS to reimburse the Company for losses incurred as a result of the discount CEMIG was required to provide low income consumers under Federal Law No.10,604/02. Recently, the State of Minas Gerais issued the Decree No. 43,999/05 charging ICMS on this subsidy. The Company believes the subsidy is not taxable and it is therefore not collecting the ICMS on the subsidy. The Company may be assessed by the State of Minas Gerais with regard to this matter. CEMIG  estimates this possible contingency to be approximately R$35. A adverse outcome in this mater has been deemed possible.

(vii) Regulatory agency acts:

ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$509 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an Official Collection Letter, in the amount of R$611, to be paid by January 30, 2004. The Company did not make such payment since it believes that it has a meritorious defense against such claim and has therefore recorded no reserve in respect thereto. An adverse outcome in this matter has been deemed possible.

The Federal Public Auditing Court (“Tribunal de Contas da União”) which is in charge of the verification the legality of acts performed by the Federal Government and other federal entities of including ANEEL, has recently decided that the methodology adopted by ANEEL for the periodic revision did not consider certain tax benefits obtained by distribution companies, including CEMIG, thus, causing a higher rate adjustment applied to rates and harming end consumers. The outcome of such decision may be a reconsideration by ANEEL of the rate adjustment determined to be applied to CEMIG’s rates in the periodic rate revision occurred in April 8, 2003. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto. An adverse outcome in this matter has been deemed possible.

On November 14, 2003, the Federal Public Auditing Court, which has the authority to audit any decision by ANEEL that may impact public finance, initiated an administrative proceeding against ANEEL to evaluate the criterion adopted by ANEEL in the Energy Consumption Reduction Emergency Program (Programa Emergencial de Redução de Consumo de Energia Elétrica), or PERCEE.  The Federal Public Auditing Court has asked us to provide certain information with respect to our rates, which, according to the Federal Public Auditing Court, were mistakenly approved by ANEEL.  If we cannot provide support for these rates and ANEEL fails to confirm the legality of the criterion adopted, CEMIG may incur losses in the amount of R$83.2 million.  No reserve has been recognized in connection with this proceeding, as we believe we can provide the necessary support and that ANEEL can confirm the legality of the rates.

(viii) Civil lawsuits:

Various consumers and the Public Prosecutor of Minas Gerais have brought civil claims against CEMIG contesting rate adjustments applied in prior years, including rate subsidies granted to low-income consumers, the special rate adjustment, the inflationary index used to increase the electric rates in April 2003 and double reimbursement for any amounts that the Company found to have wrongfully collected and substitution of current adjustment index contained in the concession agreement as well as a revision of the methodology for calculation of the “X” Factor. It is not possible at the present time to estimate the amounts involved in these claims. The Company believes that it has a meritorious defense and, therefore, no reserve has been recorded for such claims. An adverse outcome in this matter has been deemed remote.

The Company is a defendant in some lawsuits contesting the Emergency Capacity Charge. The Company collects the Emergency Capacity Charge from its customers on behalf of Comercializadora Brasileira de Energia Elétrica – CBEE, a federal government agency set up to supply energy to utilities in the event of future shortages. It is not possible at the present time to estimate the amounts involved in these claims. No accrual has been recorded for these claims since the Company believes that it has a meritorious defense. An adverse outcome in this matter has been deemed remote.

CEMIG is a defendant, together with the city of Belo Horizonte in a lawsuit brought by a citizen of Belo Horizonte, challenging the number of hours that CEMIG has charged the city of Belo Horizonte for public lighting provided to the city during the past 20 years. CEMIG estimates the contingency to be approximately R$62. An adverse outcome in this matter has been deemed possible.

The Company is a defendant, with CVRD, Comercial e Agrícola Paineiras and Companhia Mineira de Metais, in a class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental licenses relating to the Capim Branco I and Capim Branco II hydroelectric power plants. The Company believes that it has a meritorious defense to this lawsuit. An adverse outcome in this matter has been deemed possible.

The Company is also a defendant, together with CVRD, in another class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental license relating to the Aimorés hydroelectric power plant as well as the related concession. Management believes that it has a meritorious defense to this lawsuit.  An adverse outcome in this matter has been deemed remote.

We have contested a lawsuit brought by Sistron Sistemas e Companhia Ltda, referring to alleged damages estimated at R$94.7 million arising from a services agreement that was affected by economic distress caused by the real devaluation in 1999.  We have not accrued any liability related to this claim, as we believe we have a meritorious defense.

In addition to the matters described above, CEMIG and its subsidiaries are involved in other litigation arising from the normal course of business. Management believes that any losses would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

18. SHAREHOLDERS’ EQUITY

(a) Capital stock:

	Year ended December 31, (thousands of shares)
	2004	2003	2002
PREFERRED SHARES:
Balance, at beginning of the year	91,279,651	91,279,651	89,504,020
Issuance of new shares	—	—	1,775,631
Balance, at the end of the year	91,279,651	91,279,651	91,279,651

COMMON SHARES:
Balance, at beginning of the year	70,874,168	70,874,168	69,495,478
Issuance of new shares	—	—	1,378,690
Balance, at the end of the year	70,874,168	70,874,168	70,874,168

TREASURY STOCK (Preferred shares):
Balance, at beginning of the year	(69,128)	(69,128)	(67,783)
Issuance of new shares	—	—	(1,345)
Balance, at the end of the year	(69,128)	(69,128)	(69,128)
Total	162,084,691	162,084,691	162,084,691

At December 31, 2004, the State Government owned 51% of the Company’s common shares and 3% of its preferred shares, equal to 24% of total capital. The holders of the preferred shares are not entitled to vote at shareholders’ meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend as described in note 18 (d.1).

The common and preferred shares have a par value amount of R$0.01.

(b) Additional paid-in capital:

The balance refers to premium received by the Company when shares were issued.

(c) Appropriated retained earnings:

The following describes certain reserves that are included in shareholders’ equity:

Fiscal incentive investment reserve— this reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved projects and is recorded in the year following that in which the taxable income is earned. Under the financial statements prepared in accordance with the accounting practices adopted in Brazil, the amount designated for investments is recorded as an asset and credited directly to this reserve. This balance is restricted for capital increase. Under U.S. GAAP, this investment tax credit was originally credited to income and then transferred from unappropriated retained earnings to this reserve.

Rate shortfall reserve— this represents the accumulated rate shortfall reimbursement recorded under the rate-setting system in force up to March 1993. Under the financial statements prepared in accordance with the accounting practices adopted in Brazil, the amount of rate shortfall, net of taxes, was credited directly to this reserve, which can be used only for capital increases. Under U.S. GAAP, this amount was originally credited to income, at its net present value, and then the corresponding amount was transferred from unappropriated retained earnings to this reserve.

Unrealized income reserve— this represents inflationary profits arising from the system of indexation of the financial statements prepared in accordance with the accounting practices adopted in Brazil in force up to December 31, 1995. Brazilian companies are allowed to record this reserve in order to restrict the amount of net income available for compulsory dividends.

Legal reserve— this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2004 and 2003.

In its 2002 financial statements prepared in accordance with accounting practices adopted in Brazil, the Company transferred its total legal reserve and unrealized income reserve to accumulated retained earnings in order to offset the net loss for the year, which resulted primarily from the recording of the provision for loss on the account receivable from the State Government and the exchange loss caused by the devaluation of the real compared to the U.S. dollar. Therefore, in its U.S. GAAP financial statements, CEMIG recorded the transfer from its legal reserve and unrealized income reserve to the unappropriated retained earnings.

(d) Unappropriated retained earnings:

This balance represents retained earnings determined in accordance with U.S. GAAP after (i) the allocation of the amount for legal reserve (when required) as described in note 18 (c); (ii) allocation or transfer to or from other reserves as described in note 18 (c); and (iii) dividends and interest on capital in lieu of dividends as described in note 18 (d.1).

(d.1) Dividends and interest on capital in lieu of dividends:

The extraordinary shareholders’ meeting held on December 13, 2004 changed the mandatory dividend rate from 25% to 50% of adjusted net income under Brazilian Corporate Law. Additionally, the Company may distribute extraordinary dividends, to the extent that cash is available, as determined by the Board of Directors, subject to the guidelines of the Company Directive Plan. Declared dividends are paid in two equal installments, the first on June 30 and the second on December 30 of each year.

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

The Company may also pay interim dividends to holders of preferred shares and common shares.  Any interim dividends paid will count toward the calculation of the dividend payable for the fiscal year in which the interim dividend was declared.  Under the Brazilian Corporate Law, the Company’s Board of Directors is permitted to recommend, under certain conditions, the non-payment of the mandatory dividend for any year.

The State Government guarantees that the amount of dividends received by certain holders of preferred shares and common shares with respect to any fiscal year will equal at least 6% of the par value of the preferred shares and the common shares.  Accordingly, even if net income, based on the Company’s financial statements prepared in accordance with accounting practices adopted in Brazil, is none with respect to any fiscal year, some of CEMIG’s shareholders will receive a dividend of 6%.  This guarantee applies only to private holders of shares and not to public or governmental holders.

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

In 2004, 2003 and 2002, the minimum dividend requirements have been met and dividend distributions have been made on an equal, pro rata basis with respect to all preferred shares and common shares.

The Company declared dividends and interest on capital in lieu of dividends as follows:

	Year ended December 31,
	2004	2003	2002

Dividends	70	—	111
Interest on capital	510	250	220
Total	580	250	331

Interest on capital related to 2004, in the amount of R$510, will be paid during 2005.

The annual shareholders’ meeting held on April 29, 2005 approved dividends to be paid in the amount of R$182.

The Company reverts the dividends not claimed by the shareholders within three years of the date they were distributed in accordance with the Brazilian Corporate Law and its by-laws. The amounts of the dividends not claimed is “de minimis”.

19. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:

	Year ended December 31,
	GWh (unaudited)			R$
	2004	2003	2002	2004	2003	2002
Residential	6,526	6,529	6,360	2,650	2,330	1,791
Industrial	22,969	21,715	21,906	3,557	2,874	2,192
Commercial	3,537	3,402	3,283	1,259	1,041	791
Rural	1,846	1,783	1,705	396	333	252
Governmental entities	1,532	1,506	1,373	393	329	240
Public services	966	972	957	200	171	130
Own consumption	55	55	50	—	—	—
Unbilled, net	—	—	—	106	101	62
	37,431	35,962	35,634	8,561	7,179	5,458
Supply	364	621	313	24	32	21
Energy transactions on CCEE/MAE	—	—	—	12	24	140
Total	37,795	36,583	35,947	8,597	7,235	5,619

Low-income consumers

The Federal Government, through Centrais Elétricas Brasileiras – “ELETROBRAS” is reimbursing distributors for billing losses incurred from 2002 resulting from the new classification criteria established for low income consumers due to the lower rate applied to them.

	Number of consumers (unaudited)
	2004	2003	2002

Residential	4,830,935	4,729,674	4,615,178
Industrial	68,263	68,159	68,211
Commercial	530,158	523,055	515,771
Rural	388,445	368,057	338,396
Governmental entities	48,475	46,877	45,785
Public services	7,305	7,069	6,808
Other	1,324	1,308	1,339
	5,874,905	5,744,199	5,591,488
Supply	5	7	4
Total	5,874,910	5,744,206	5,591,492

(b) The composition of other operating revenues is as follows:

	Year ended December 31,
	2004	2003	2002

Gas sales	420	367	200
Telecom and cable TV services	62	44	16
Services rendered	21	23	15
Rental and leasing	23	22	20
Others	10	12	9
	536	468	260

The results of GASMIG were consolidated up to December 15, 2004. For more information, see note 10.

(c) The composition of taxes on revenues is as follows:

	Year ended December 31,
	2004	2003	2002

VAT	1,784	1,523	1,151
Emergency capacity charge	292	265	80
COFINS	347	272	186
PIS-PASEP social contribution	27	127	56
Others	3	3	—
	2,453	2,190	1,473

20. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale:

	Year ended December 31,
	2004	2003	2002

Itaipu Binacional	1,204	1,175	979
Initial contracts	116	151	148
From suppliers though CCEE/MAE	41	40	149
System services charge	92	—	—
From other	24	30	57
	1,477	1,396	1,333

The rate for electricity purchased from Itaipu is denominated in US dollars, as defined by ANEEL. ANEEL increased the rate of the electricity purchased from Itaipu by 7.62% from US$17.8474 to US$19.2071 per kW, effective January 1, 2005.

(b) Personnel:

	Year ended December 31,
	2004	2003	2002

Salary and payroll charges	802	657	572
Benefits	80	71	59
	882	728	631
Personnel costs transferred to construction in progress	(121)	(96)	(101)
	761	632	530
Voluntary termination program	27	78	2
	788	710	532

Voluntary termination program - PDI

The Company’s Voluntary termination program implemented by CEMIG in December 2003 and May 2004 was accepted by 987 employees.

The financial incentive to accept the program was a lump sum payment from 0 to 17 times the employees’ monthly salaries, according to specific established criteria, mainly the contribution time for the federal social security program (“INSS”). According to the defined criteria, the highest incentive, equal to 17 monthly salaries, was granted to male and female employees who contributed to the INSS during 30 and 25 years, respectively, gradually decreasing for employees whose contribution time is higher or lower.

Additionally, CEMIG guarantees a full 6-month payment of the employee life insurance and health plan costs, starting on the termination date.

The PDI costs of R$105 were recorded in the Statement of Income in 2004 and 2003 in the amounts of R$27 and R$78, respectively.

The employees’ terminations started on January 15, 2004 and were concluded on January 4, 2005

Employee Profit Sharing

The Company used as general criteria for the payment of the employees’ participation in the results of the fiscal years 2004, 2003 and 2002 a percentage of 3% of the service income. Additionally, in the collective labor agreement reached with the unions in November 2004 and 2003, the Company agreed to pay an additional installments of R$48 and R$41, respectively.

(c) Regulatory charges:

	Year ended December 31,
	2004	2003	2002

Fuel usage quota	292	282	345
Global reserve for reversion quota	204	156	144
Energy development account	238	118	—
ANEEL inspection fee	19	15	12
Charges for use of water resources	108	14	47
	861	585	548

(d) Other:

	Year ended December 31,
	2004	2003	2002

Employees profit sharing	110	93	38
Provision for doubtful accounts	62	57	13
Disposal of fixed assets, net	28	53	42
Provisions for contingencies-
Labor claims	20	21	16
Civil lawsuits – Consumers	8	11	12
ANEEL administrative proceedings	(10)	15	—
Civil lawsuits – Other	(8)	18	4
Bonus paid during the rationing period	24	—	—
Rentals	34	25	15
Grants and donations	19	17	14
Consumption – electric energy	20	17	12
Technological and scientific national fund	20	16	12
Advertising	20	11	19
CCEE/MAE contribution	2	3	6
Labor indemnity	2	—	4
General expenses	50	47	27
Other taxes (real estate, vehicle, etc)	6	18	4
	407	422	238

As a result of a judicial dispute during the Electricity Rationing Plan, CEMIG was not able to charge part of the surcharges due by some consumers, in the amount of R$24. As a result, ANEEL has not reimbursed the Company for the bonuses equivalent to the unbilled surcharge. This issue is under negotiation with the Ministry of Mines and Energy, since the Company was only an agent for the policy determined by the Energy Crisis Committee regarding the bonus and surcharge polices. The Company recorded a full reserve for this issue due to the uncertainty regarding its collection.

21. FINANCIAL INCOME (EXPENSES), NET

Financial income (expense) consists of the following:

	Year ended December 31,
	2004	2003	2002
Financial income-
Interest and monetary restatement of account receivable from State Government	255	164	303
Investment income earned	137	78	236
Late charges on overdue electricity bills, recorded on the cash basis	63	56	43
Foreign exchange gains	110	352	31
Reclassification adjustment on marketable securities gains	—	76	—
Monetary restatement on deferred regulatory assets	573	450	120
Gains on financial instruments	2	10	—
Taxes on financial revenues	(57)	(78)	(45)
Other	32	49	51
	1,115	1,157	739
Financial expense-
Interest on loans and financing	(255)	(221)	(300)
Monetary restatement on deferred regulatory liabilities	(80)	(77)	—
Financial transaction tax (CPMF)	(49)	(39)	(28)
Foreign exchange losses	(25)	(16)	(816)
Monetary restatement losses	(124)	(53)	(101)
Losses on financial instruments	(176)	(54)	—
Other expenses	(56)	(23)	(19)
	(765)	(483)	(1,264)
Financial income (expenses), net	350	674	(525)

The foreign exchange gains and losses are substantially related to the variation of the real in relation to the U.S. dollar.

22. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

(a) State Government -

Account receivable and related financial income	Note 3 and 21
Accounts receivable, net	Note 8
VAT - Assets	Note 9
VAT - Liabilities	Note 13
VAT - Expense	Note 19
Debentures Liabilities	Note 14

(b) FORLUZ -

Employee post-retirement benefits related balances	Note 16

Other related party transactions are not material.

23. FINANCIAL INSTRUMENTS

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

(a) Cash and cash equivalents and restricted investments:

As of December 31, 2004 and 2003, cash and cash equivalents and restricted investments are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

As of December 31, 2004 and 2003, the Company has restricted investments in the amount of R$20 and R$132, respectively, which have interest calculated based on the CDI variation for 2004 and CDI variation and U.S. dollar variation for 2003.

(b) Financing:

Based on interest rates currently available to CEMIG for bank financings with similar terms and average maturities, the fair value of long-term financing at December 31, 2004 and 2003 is R$1,786 and R$2,281, respectively.

(c) Derivative financial instruments:

The Company utilizes derivative financial instruments to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. CEMIG’s subsidiaries have no derivative financial instruments.

As of December 31, 2004, the Company has derivative financial instruments (“swaps”) with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the notional amount of US$88 million and the Japanese yen in the notional amount of ¥6,937 million.

As of December 31, 2003, the Company has swaps with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the notional amount of US$139 million and the Japanese yen in the notional amount of ¥6,739 million.

The net realized and unrealized losses from these operations for 2004, in the amounts of R$105 and R$69, respectively, were recorded in financial expenses.

The net realized and unrealized losses from these operations for 2003, in the amounts of R$30 and R$14, respectively, were recorded in financial expenses.

The table below summarizes the Company’s derivative financial instruments and the unrealized losses recorded on these instruments as of December 31, 2004:

					As of December 31, 2004
			Notional amount (millions)		Unrealized losses
CEMIG’s rights	CEMIG’s obligations	Maturity			Fair Value

YEN - Japanese Plus interest rate ranging from 1.31% to 3.90% per annum	R$ Linked to CDI (107.90% to 111.00%)	Ranging from 04/2005 to 12/2009		¥6,937	(15)

U.S. dollar Plus interest rate ranging from 5.58% to 7.48% per annum	R$ Linked to CDI (100%) Plus interest rate ranging from 2.12% to 3.01% per annum	Ranging from 04/2005 to 11/2009	US$	111	(16)

R$ Linked to 100% CDI	R$ or US$ Linked to CDI (60%) or the greater of the exchange variation	Ranging from 10/2006 to 11/2006	US$	23	(18)

U.S. dollar Plus interest rate ranging from 3.30% to 4.10% per annum	R$ or US$ Linked to CDI (95%) or the greater of the exchange variation	Ranging from 05/2005 to 06/2005	US$	31	(20)
					(69)

At December 31, 2004, the Company had recorded the amount of R$69 as other current liabilities, representing the fair value of these financial instruments at the respective balance sheet date.

(d) Other financial instruments:

The carrying value of CEMIG’s other financial instruments, in reais, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2004 and 2003 of these instruments.

24. EXPOSURE AND RISK MANAGEMENT

As a Brazilian energy concessionaire, the Company operates in an environment in which factors such as corporate reorganization, new regulations issued by governmental bodies and consumer market changes are considered risk factors.

The Company established of a Corporate Risk Management Program in January 2003, and implemented this program in 2004 in connection with its restructuring. This Corporate Risk Management Program aims to achieve the following: operate as an auxiliary in achievement of the objectives set by the strategic plan; create awareness among shareholders of the possible events that could constitute a risk of loss of value; structure the company to be able to take proactive stances in relation to its risk environment; provide the company’s executives with a methodology and tools for effective management of risk; and provide other areas of strategic management with input concepts and procedures, and factors that strengthen the company’s organizational control infrastructure.

The main market risks which affect CEMIG’s operations are described as follows:

(a) Exchange rate risk

CEMIG and its subsidiaries are exposed to the risk of increases in exchange rates, mainly U.S. dollar against the real, significantly impacting its financial position, results of operations, and cash flows. In order to protect against increases in exchange rates, the Company has derivative financial instruments (“swaps”) with financial institutions in the amount of R$234, equivalent to the notional amount of US$88 million and R$180, equivalent to the notional amount of ¥6,937 million. These financial instruments offset the exchange variation of the Brazilian real compared to the U.S. dollar and yen for interest based on the CDI (See Note 23 c). The exchange rate net exposure is as follows:

	December 31,
	2004	2003
U.S. Dollar
Financing	857	1,424
(-) Contracted derivative instruments	(234)	(401)
(-) Restricted investments	—	(41)
	623	982
Japanese Yen
Financing	182	182
(-) Contracted derivative instruments	(180)	(182)
	2	—
Other Currencies
Financing	80	106
Net liabilities exposed to exchange rate risk	705	1,088

Starting in 2001, the exchange rate variation related to energy acquisition from Itaipu Binacional is being offset in subsequent rate adjustments, considering the implementation the Parcel A tracking mechanism. Due to that, these purchases no longer represent an exchange rate risk.

(b) International interest rate risk

CEMIG and certain subsidiaries are exposed to the risk of increases in international interest rates, impacting their loans and financing denominated in foreign currencies with floating rates, mainly LIBOR, in the amount of R$322 (R$702 as of December 31, 2003).

(c) Credit risk

The risk resulting from losses on doubtful receivables for CEMIG is considered low. A significant part of electricity sales is dispersed among a large number of customers. The Company’s procedures to reduce overdue bills comprise the issuance of notices that bills are overdue, phone calls and negotiations to permit the collectibility of bills that are in arrears. After these efforts are exhausted, CEMIG interrupts the energy supply.

(d) Energy rationing risk

A substantial portion of the energy sold by CEMIG is generated by its own power plants. The remaining portion is acquired from Itaipu through initial contracts signed with ELETROBRAS, and a smaller part from other generators and through the –MAE/CCEE. A long period without rainfall that would reduce the reservoir levels used to feed hydroelectric generation facilities would create losses for CEMIG, due to an eventual increase in the purchased energy rate and the adoption of a new Electricity Rationing Plan. Considering the current hydroelectric reservoir levels of the Brazilian electric system, the Federal Government does not expect a new Electricity Rationing Plan in the foreseeable future.

(e) Debt acceleration risk

The Company and certain of its subsidiaries have contracts for loans, financing and debentures with certain restrictive clauses (covenants), usually applicable to such operations, related to compliance with economic-financial indices, cash flow generation and other indicators. The creditors have the right to declare the early termination of CEMIG’s obligations and require the immediate payment of all outstanding debts in the case of a violation of such restrictive clauses.  Such clauses were complied with, except for the MBK Furukawa Sistemas S.A. / UNIBANCO loan to Empresa de Infovias S.A., for which a waiver has been granted by the creditors up to December 31, 2005. (See Note 14)

25. SHAREHOLDERS’ AGREEMENT

In 1997, the State of Minas Gerais sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this sale, the State of Minas Gerais and Southern entered into a shareholders’ agreement that provided for, among other matters, special quorum requirements to approve significant corporate actions, certain amendments to CEMIG’s by-laws, the issuance of convertible debentures and warrants, changes to the Company’s corporate structure and any distribution of dividends other than that required by the by-laws. This agreement granted Southern a veto right over certain important corporate decisions.

On September 13, 1999, the State of Minas Gerais filed a lawsuit to nullify this shareholders’ agreement on the grounds that it violated the state and federal constitutions because the special quorum provisions would constitute an unlawful transfer of the control of CEMIG to Southern.

On September 27, 1999, the Minas Gerais State Court of Appeals granted an injunction suspending the effects of the special quorum provisions, pending the outcome of the lawsuit.

In March 2000, the lower court rendered a decision declaring the shareholders’ agreement null and void.

On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders’ agreement null and void.

This decision was appealed to the Superior Tribunal de Justiça (Superior Court of Justice).  A final decision confirming the Minas Gerais State Court of Appeals was ruled on in December 2003.  The decision of the Superior Tribunal de Justiça is subject to a request for amendment and therefore the effectiveness of the shareholders’ agreement and control of CEMIG remain subject to further judicial challenge.

26. CONCENTRATIONS

(a) Labor:

The majority of CEMIG’s work force belongs to SINDIELETRO (employee labor union). CEMIG and SINDIELETRO negotiate a collective bargaining agreement on an annual basis, which includes wage increases and profit sharing, along with other matters. The collective bargaining agreement becomes effective in November of each year. The 2004 collective bargaining agreement included an 7.0% average salary increase.

(b) Renewal of concession agreements:

In accordance with the Concessions Law, as modified by the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government. Although the Company believes that its concessions will be renewed on consistent terms with those in effect at December 31, 2004, the renewal process is subject to the Federal Government’s discretion and there is a lack of precedent with respect to the Federal Government’s exercise of such discretion and interpretation and application of the Concessions Law.

In September 2004, CEMIG requested a 20-year extension of the concessions of the following plants: UHE Emborcação, UHE Nova Ponte, PCH São Bernardo, PCH Poço Fundo, PCH Santa Luzia, PCH Luiz Dias and PCH Xicão. ANEEL and the Ministry of Mines and Energy have not responded to CEMIG’s request.

Seven of the Company’s hydroelectric plants accounted for approximately 87% of its installed electric generation capacity as of December 31, 2004.

GENERATION CONCESSIONS-	Installed Capacity (MW)	Date concession expires
	(unaudited)
São Simão	1,710	January 2015
Emborcação	1,192	July 2005
Nova Ponte	510	July 2005
Jaguara	424	August 2013
Miranda	408	December 2016
Três Marias	396	July 2015
Volta Grande	380	February 2017
Others	929	August 2004 to August 2036
Total installed capacity	5,949

DISTRIBUTION CONCESSIONS-	Date concession expires
Northern Region	02/2016
Southern Regional	02/2016
Eastern Region	02/2016
Western Region	02/2016

The Company expects its concessions will be renewed, and thus losses are not expected due to the non-renewal of the current concessions.

27. INSURANCE

The Company has insurance policies for part of its property, plant and equipment, as follows:

Risk	Coverage	Effective Date	Insured Amount
Aircraft	Total	02/28/05 to 02/28/06	18
Warehouses and buildings	Fire	07/10/04 to 07/10/05	418
Generators, turbines and equipment	Total	02/04/2005 to 02/04/2006	1,333

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

28. COMMITMENTS

Cemig has outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments.  The following table provides information, as of December 31, 2004, about our contractual obligations and commitments.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	4,238	1,417	1,322	873	626
Purchase obligations
Purchase of electricity from Itaipu for resale (1)	8,619	1,024	2,048	2,048	3,499
Energy auction on CCEE	6,478	267	1,618	1,621	2,972
Transfer and transport electric power from Itaipu (1)	505	60	120	120	205
Investments
Aimorés hydroelectric power plant (2)	66	66	—	—	—
Irapé hydroelectric power plant (2)	287	271	16	—	—
Funil hydroelectric power plant (2)	11	11	—	—	—
Queimado hydroelectric power plant (2)	20	20	—	—	—
Pai Joaquim hydroelectric power plant (2)	10	10	—	—	—
Cemig Capim Branco Energia(2)	39	22	17	—	—
Transmission lines	46	35	11	—	—
GASMIG	75	5	64	6	—
Empresa de Infovias S.A.	48	48	—	—	—
Other long-term obligations
Pension plan contributions	1,555	112	237	186	1,020
Total	21,997	3,368	5,453	4,854	8,322

(1) Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013.

(2) Contractual obligations with contractors.

29. SEGMENT INFORMATION

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

The operations of all reportable segments of the Company are conducted substantially in the State of Minas Gerais, Brazil. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a responsible senior officer. All inter-segment activity has been eliminated with respect to revenue and gross margin. Financial information for each of the Company’s reportable segments is as follows:

	2004	2003
Identifiable assets
Electricity	18,919	16,652
Gas	—	145
Telecommunications	346	355
Eliminations	(13)	(33)
Total consolidated assets	19,252	17,119

	2004
	Electricity	Gas	Telecommunications	Eliminations	Consolidated

Net revenues from external customers	7,267	335	52	—	7,654
Intersegment sales	—	—	9	(9)	—
Net revenues	7,267	335	61	(9)	7,654

Operating income (loss) before financial income (expense)	2,085	46	(13)	—	2,118

Financial income, net	348	7	(5)	—	350

Income tax expense	(712)	(18)	(1)	—	(731)

Minoritary interests	—	—	2	—	2

Net income (loss)	1,721	35	(17)	—	1,739

Depreciation and amortization charges	644	4	29	—	677

Additions to property, plant and equipment	1,045	—	16	—	1,061

	2003
	Electricity	Gas	Telecommunications	Eliminations	Consolidated

Net revenues from external customers	5,621	367	44	—	6,032
Intersegment sales	—	—	8	(8)	—
Net revenues	5,621	367	52	(8)	6,032

Operating income (loss) before financial income (expense)	1,318	45	(34)	—	1,329

Financial income, net	657	9	8	—	674

Income tax expense	(589)	(14)	(4)	—	(607)

Net income (loss)	1,386	37	(27)	—	1,396

Depreciation and amortization charges	652	4	30	—	686

Additions to property, plant and equipment	987	20	22	—	1,029

	2002
	Electricity	Gas	Telecommunications	Eliminations	Consolidated

Net revenues from external customers	4,665	194	13	—	4,872
Intersegment sales	—	—	4	(4)	—
Net revenues	4,665	194	17	(4)	4,872

Operating income (loss) before financial income (expense)	536	31	(40)	—	527

Financial income (expense), net	(480)	5	(50)	—	(525)

Income tax benefit (expense)	(32)	(10)	16	—	(26)

Net income (loss)	37	25	(74)	—	(12)

Depreciation and amortization charges	646	3	17	—	666

Additions to property, plant and equipment	761	19	89	—	869

Under CEMIG’s distribution concession agreements, signed in 1997, CEMIG was required to restructure its operations in order to place its generation, transmission and distribution operations into separate subsidiaries, wholly owned by CEMIG. To comply with this requirement, in 2004, CEMIG incorporated two new wholly-owned subsidiaries: CEMIG Geração e Transmissão S.A. and CEMIG Distribuição S.A.. The Company’s Extraordinary Stockholders’ General Meeting on December 30, 2004 authorized the transfer, as of January 1, 2005, of the Company’s investments and separate assets and liabilities to these subsidiaries to separate its generation, transmission and distribution activities. CEMIG Geração e Transmissão S.A. and CEMIG Distribuição S.A. began to operate as from January 1, 2005.  The effective transfer of concessions of electricity transmission, generation and distribution to the new subsidiaries was subject to ANEEL’s approval, in accordance with Resolution N.o 407, of December 20, 2004. This restructuring had no effect on the consolidated financial statements of the Company. As a result of this restructing the Company’s Electricity reportable segment will be divided into Generation/Transmission and Distribution for 2005.

30. SUBSEQUENT EVENTS

ANEEL issued Resolution No. 87 on April 6, 2005, which established our average annual rate adjustment of 23.88% to be effective beginning on April 8, 2005. The components of this increase are (i) 6.68% due to the Rate Adjustment Index; (ii) 5.72% due to deferred regulatory asset; (iii) 7.35% due to intra-annual variation of fixed costs, or CVA; (iv) 2.46% due to increases in the PASEP and COFINS taxes and (v) 1.67% due to revenue the Company did not achieve in 2004 as a result of the re-issuing of Resolution No. 83 on May 24, 2004, which reduced the Company’s rates.

31 - RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS

In July 2003, the Emerging Issues Task Force stated in EITF Issue No. 03-11, or EITF 03-11, that the determination as to whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction.  In analyzing the facts and circumstances, EITF Issue No. 99-19 and Opinion No. 29, “Accounting for Non-monetary Transactions,” should be considered.  EITF 03-11 is effective for transactions or arrangements entered into after September 30, 2003.  The adoption of EITF 03-11 did not have a material effect on the Company’s financial statements.

 In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  The Company will apply SFAS 153 in the event that exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.

**********************

Exhibit Index

Exhibit Number	Document

1	Corporate by-laws of CEMIG, as amended and in effect since December 13, 2004.

2.1

Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2

Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

3

Agreement, dated June 17, 2002, between Empresa de Infovias S.A. and CLIC, relating to the shares of WAY TV (incorporated by reference to Exhibit 3 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

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

4.8

Indenture Covering the First Public Issuance of Common Debentures, dated October 4, 2001, between Planner Corretora de Valores S.A. and us, relating to the first public issuance of R$625 million common

Exhibit Number	Document

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

4.10	Summary of Indenture Covering the Third Public Issuance of Common Debentures, dated June 14, 2004, between CEMIG and Pavarini Distribuidora de Títulos e Valores Mobilários.

8	List of Subsidiaries

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 25, 2005.

12.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 25, 2005.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 25, 2005.

13.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 25, 2005.