Form 20-F
period 2005-12-31
ENERGY CO OF MINAS GERAIS
filed 2006-06-30
CIK 1157557

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission file number 1-15224

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

(Exact name of Registrant as specified in its charter)

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s name into English)

BRAZIL

(Jurisdiction of incorporation or organization)

Avenida Barbacena, 1200, Belo Horizonte, M.G., 30190-131

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Preferred Shares, R$0.01 par value	New York Stock Exchange*
American Depositary Shares, each	New York Stock Exchange
representing 1,000 Preferred
Shares, without par value

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

70,874,167,923 Common Shares

91,210,522,699 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes   ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer   ☒    Accelerated Filer  ☐    Non accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   ☐      Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    Yes   ☐   No ☒

* Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Table of Contents

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Item 12.	Description of Securities Other than Equity Securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Not Applicable
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
Annex A The Brazilian Power Industry

PRESENTATION OF FINANCIAL INFORMATION

Companhia Energética de Minas Gerais—CEMIG is a sociedade de economia mista (a state-controlled mixed capital company) organized and existing with limited liability under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to “CEMIG,” “we” or the “Company” are to Companhia Energética de Minas Gerais—CEMIG and its consolidated subsidiaries, except when the reference is specifically to Companhia Energética de Minas Gerais—CEMIG (parent company only) or the context otherwise requires. References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), the official currency of Brazil, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

i

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, including the principles that are established primarily through Law No. 6,404 of December 15, 1976, Law No. 9,457 of May 5, 1997 and Law No. 10,303 of October 31, 2001, which we refer to collectively as the Brazilian Corporate Law. For purposes of this annual report, we have presented, and in future reports to be filed with the United States Securities and Exchange Commission, or the Commission, we intend to present, our consolidated financial statements and other financial information in reais in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For purposes of this annual report we prepared balance sheets as of December 31, 2005 and 2004 and the related statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2005, 2004 and 2003, in reais all in accordance with U.S. GAAP. Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements at December 31, 2005 and 2004 and for each of the three years ended December 31, 2005, 2004 and 2003.

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

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2.3340 to US$1.00, the noon buying rate in New York City for cable transfers in reais as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 30, 2005. The real has historically experienced high volatility. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the twelve-month period ended December 31, 2005 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (The Brazilian National Electric Energy Agency), or ANEEL.

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

•                                          changes in volumes and patterns of consumer electricity usage;

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

•                                          our capital expenditure plans;

•                                          our ability to serve our consumers on a satisfactory basis;

•                                          existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

•                                          our ability to integrate the operations of companies we may acquire;

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

The selected consolidated financial data as of December 31, 2005 and 2004 and for each of the three years ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated data as of December 31, 2003, 2002 and 2001 and for the each of the two years ended December 31, 2002 and 2001 has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report.

U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$2.3340 per US$1.00, the noon buying rate as of December 30, 2005. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On June 28, 2006, the noon buying rate for reais was R$2.2275 per US$1.00. See “— Exchange Rates.”

Selected Consolidated Financial Data

	As of and for the year ended December 31,
	2005	2005	2004	2003	2002	2001
	(in millions of US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)
Income Statement Data:
Net operating revenues
Electricity sales to final consumers	3,731	8,708	8,541	7,163	5,458	4,587
Regulatory extraordinary rate adjustment(3)	3	8	89	63	281	789
Deferred rate adjustment(3)	47	110	640	199
Electricity sales to the interconnected power system	102	237	36	56	161	517
Use of basic transmission network	653	1,523	245	257	185	154
Other operating revenues	72	168	536	468	260	150
Tax on revenues	(1,389)	(3,241)	(2,608)	(2,190)	(1,473)	(1,191)
Total net operating revenues	3,219	7,513	7,479	6,016	4,872	5,006

Operating costs and expenses
Electricity purchased for resale	(623)	(1,455)	(1,370)	(1,396)	(1,333)	(1,914)
Natural gas purchased for resale	—	—	(268)	(246)	(152)	(84)
Use of basic transmission network	(304)	(709)	(538)	(310)	(298)	(251)
Depreciation and amortization	(287)	(669)	(677)	(686)	(666)	(641)
Personnel	(334)	(779)	(788)	(710)	(532)	(531)
Regulatory charges	(421)	(983)	(861)	(585)	(548)	(420)
Third-party services	(180)	(420)	(329)	(325)	(265)	(216)
Employee post-retirement benefits	(110)	(257)	(153)	(109)	(207)	(293)
Materials and supplies	(41)	(95)	(83)	(88)	(78)	(70)
Employees profit sharing	(111)	(260)	(110)	(93)	(38)	(47)
Other	(162)	(379)	(280)	(313)	(200)	(227)
Reversal (Provision) for loss on deferred regulatory assets(3)	(78)	(183)	(9)	174	(28)	(150)
Provision for loss on account receivable from State Government	—	—	—	—	—-	(754)
Total operating costs and expenses	(2,651)	(6,189)	(5,466)	(4,687)	(4,345)	(5,598)

Operating income (loss)	568	1,324	2,013	1,329	527	(592)

Financial income (expenses), net	323	754	350	674	(525)	(48)

Non-Operating Income	12	29	105	—	—	—

Income (loss) before income taxes and minority interests	903	2,107	2,468	2,003	2	(640)
Income taxes expense	(129)	(300)	(731)	(607)	(26)	(78)
Minority interests	1	2	2	—	12	(1)
Net income (loss)	775	1,809	1,739	1,396	(12)	(719)

Other comprehensive income (loss)	11	25	(474)	(64)	242	203
Comprehensive income (loss)	786	1,834	1,265	1,332	230	(516)

Basic earnings (loss):
Per thousand common shares	4.78	11.16	10.73	8.61	(0.07)	(4.52)
Per thousand preferred shares	4.78	11.16	10.73	8.61	(0.07)	(4.52)
Per ADS	4.78	11.16	10.73	8.61	(0.07)	(4.52)

Diluted earnings (loss):
Per thousand common shares	4.74	11.07	10.73	8.61	(0.07)	(4.52)
Per thousand preferred shares	4.74	11.07	10.73	8.61	(0.07)	(4.52)
Per ADS	4.74	11.07	10.73	8.61	(0.07)	(4.52)

	As of and for the year ended December 31,
	2005	2005	2004	2003	2002	2001
	(US$)(1)	(In R$ or US$ as indicated, except outstanding shares data)
Balance Sheet Data:
Assets
Current assets	2,047	4,778	3,276	2,630	1,845	1,752
Property, plant and equipment, net	5,128	11,971	11,191	10,917	10,099	9,841
Deferred regulatory assets — long-term	992	2,315	2,929	2,069	1,670	1,245
Account receivable from State Government	651	1,519	1,097	891	755	451
Other assets	327	763	504	612	1,139	773
Total assets	9,145	21,346	18,997	17,119	15,508	14,062

Liabilities
Current portion of long-term financing	422	985	1,417	1,660	946	451
Other current liabilities	1,694	3,953	2,286	1,869	2,097	1,713
Long-term financing	1,646	3,841	2,750	2,331	2,593	2,029
Employee post-retirement benefits—long-term	658	1,535	1,606	1,023	1,091	1,475
Shareholders’ equity	3,964	9,252	9,209	8,524	7,442	7,543
Capital stock	612	1,428	1,428	1,428	1,428	1,396

Other Data:
Weighted average outstanding shares - basic(thousands)
Common	—	70,874,168	70,874,168	70,874,168	70,874,168	69,495,478
Preferred	—	91,210,523	91,210,523	91,210,523	91,210,523	89,436,237
Dividends per thousand shares
Common	US$4.73	R$11.05	R$3.58	R$1.54	R$2.04	R$0.65
Preferred	US$4.73	R$11.05	R$3.58	R$1.54	R$2.04	R$0.65
Dividends per ADS Preferred	US$4.73	R$11.05	R$3.58	R$1.54	R$2.04	R$0.65
Dividends per thousand shares(4)
Common	—	US$4.73	US$1.35	US$0.53	US$0.58	US$0.28
Preferred	—	US$4.73	US$1.35	US$0.53	US$0.58	US$0.28
Dividends per ADS(4)
Preferred	—	US$4.73	US$1.35	US$0.53	US$0.58	US$0.28

Weighted average outstanding shares diluted (thousands)
Common	—	71,483,453	70,874,168	70,874,168	70,874,168	69,495,478
Preferred	—	91,994,634	91,210,523	91,210,523	91,210,523	89,436,237
Dividends per thousand shares
Common	US$4.70	R$10.96	R$3.58	R$1.54	R$2.04	R$0.65
Preferred	US$4.70	R$10.96	R$3.58	R$1.54	R$2.04	R$0.65
Dividends per ADS
Preferred	US$4.70	R$10.96	R$3.58	R$1.54	R$2.04	R$0.65
Dividends per thousand shares(4)
Common	—	US$4.70	US$1.35	US$0.53	US$0.58	US$0.28
Preferred	—	US$4.70	US$1.35	US$0.53	US$0.58	US$0.28
Dividends per ADS(4)
Preferred	—	US$4.70	US$1.35	US$0.53	US$0.58	US$0.28

(1)             Converted at the exchange rate of US$1.00 to R$2.3340, the noon buying rate as of December 31, 2005. See “—Exchange Rates.”

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

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional) enacted Resolution No. 3,265 that, effective March 14, 2005, consolidated the two foreign exchange markets into one foreign exchange market for the general purpose of making foreign exchange transactions simpler and more efficient. All foreign exchange transactions are now carried out in this single foreign exchange market through financial institutions authorized to operate in the market.

Brazilian law provides that, whenever there (i) is a significant imbalance in Brazil’s balance of payments, or (ii) are major reasons to foresee a significant imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future. Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs. We will make any distributions with respect to our preferred shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations. See “Risk Factors —— Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of the ADSs and our preferred shares.”

The table below sets forth, for the periods indicated, the low, high, average and period-end noon buying rates for reais, expressed in reais per US$1.00.

	Reais per US$1.00
Month	Low	High	Average	Period-end
December 2005	2.1695	2.3755	2.2809	2.3340
January 2006	2.2045	2.3320	2.2666	2.2094
February 2006	2.1160	2.2250	2.1587	2.1180
March 2006	2.1030	2.2233	2.1528	2.1720
April 2006	2.0900	2.1485	2.1281	2.0900
May 2006	2.0549	2.3580	2.1697	2.3007
June 2006 (through June 28, 2006)	2.2320	2.2920	2.2614	2.2335

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2001	1.9380	2.7880	2.3527	2.3120
2002	2.2730	3.9450	2.9213	3.5400
2003	2.8230	3.6640	3.0757	2.8950
2004	2.6510	3.2085	2.9262	2.6550
2005	2.1695	2.7755	2.4352	2.3340

Source: Federal Reserve Bank of New York

Risk Factors

You should consider the following risks as well as the other information in this annual report in evaluating an investment in our company.

Risks Relating to CEMIG

We are controlled by the State Government which may have interests that are different from yours.

As our controlling shareholder, the government of the State of Minas Gerais exercises substantial influence on the management and orientation of the business of CEMIG. It is not possible to analyze the impact and effects this may have on us or our results of operations. The government of the State of Minas Gerais currently holds approximately 51% of our common shares and, consequently, has the right to the majority of votes in decisions of the General Meetings of our Shareholders, and can (i) elect the majority of the members of the Board of Directors of CEMIG, and (ii) decide matters requiring approval by a specific majority of our shareholders, including transactions with related parties, shareholding reorganizations and the date and payment of any dividends.

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

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. As part of the restructuring of the industry, Federal Law No. 10,848 of March 15, 2004, (“Law No. 10,848/04” or the “New Industry Model Law”) introduced a new regulatory framework for the Brazilian electricity industry.

Law No. 10,848/04 and Decree 5,163/04 of July 30, 2004 governing the purchase and sale of electricity under the New Industry Model Law remain subject to the implementation of resolutions by ANEEL. Moreover, the constitutionality of Law No. 10,848/04 is currently being challenged before the Brazilian Supreme Court. The Brazilian Supreme Court has not yet reached a final decision and, therefore, Law No. 10,848/04 is currently in force. If all or a portion of Law No. 10,848/04 is considered to be unconstitutional by the Brazilian Supreme Court, all or a portion of the regulatory scheme introduced by Law No. 10,848/04 may not come into effect, generating uncertainty as to how and when the Federal Government will be able to introduce changes to the electricity industry. Accordingly, we cannot now evaluate the impact of the new regulation to be issued by ANEEL or the impact that a decision on the constitutionality of Law No. 10,848/04 would have on our future activities, results of operations and financial condition.

New rules for the sale of electric energy and market conditions may affect our generation sale prices.

Under the New Industry Model Law, our generation company must sell our electric energy that was previously sold under self-dealing initial supply contracts between our generating and distribution companies with regulated prices (the “Initial Contracts”) directly in a regulated market through public auctions conducted by ANEEL or in the Free Contracting Environment (the “ACL”). We also expect to have additional power capacity from new developments yet to be operational that we are planning to sell under the auctions to be held under the Regulated Contracting Environment (the “ACR”) or in the ACL as described in this annual report. Legislation allows distributors that contract with our generation company under the ACR to reduce the quantity of energy contracted under these contracts until a certain limit, exposing the generation company to the risk of failing to contract this reduced energy with adequate prices.

Contracts in the ACL with consumers allowed to purchase energy directly from generating companies or energy traders (generally consumers with demand equal to or greater than 3 MW, and referred to as “Free

Consumers”) will also give such consumers the flexibility to purchase less energy from us than was originally contracted for by such consumers, which may adversely impact our business, results of operations and financial condition.

If we are unable to sell all of our energy capacity in the auctions or in the ACL, we may be forced to sell it at significantly lower prices in the spot market and our revenues and our results of operations may be adversely affected.

ANEEL has substantial discretion to establish the rates we charge to captive consumers and the rates we charge to Free Consumers for using our distribution system. Such rates are determined pursuant to concession contracts entered with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments: (1) the annual adjustment; (2) the periodic revision; and (3) the extraordinary revision. We are entitled to apply each year for the annual adjustment, which is designed to offset some of the effects of inflation on rates and pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual rate adjustments, the intended effect of which is to reward the good management of our costs while sharing any related gains with our consumers. We are also entitled to request an extraordinary revision of our rates if unpredictable events significantly alter our cost structure. The periodic revision and extraordinary revision are subject to a certain degree of ANEEL’s discretion.

Although our concession agreement provides that the company must remain in economic and financial balance, we cannot assure you that ANEEL will establish rates that will adequately compensate us and that our revenues and results of operations will not be adversely affected by such rates. In addition, to the extent any of these adjustments are not granted by ANEEL in a timely manner, our business, results of operations and financial condition may be adversely affected.

We may not be able to collect the full amount of a significant receivable from the State Government.

We have an account receivable from the State Government, referred to as the CRC Account, that totaled R$2,942 million as of December 31, 2004. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. Historically we have had difficulty collecting amounts due from the State Government under the CRC Account. On January 23, 2006, CEMIG and the State Government executed a Fourth Amendment to the CRC Account Agreement, under which the State Government agreed to pay its debt in 61 semi-annual payments and irrevocably authorized us to retain 65% of the dividends and interest on capital due to it through June 30, 2035 to offset amounts due under the CRC Account Agreement. However, no assurance can be given that we will be able to pay dividends sufficient to allow us to retain dividends due to the State Government in the amount necessary to cover the repayment of the full amount of the principal and interest due under the CRC Account. See “Item 10. Additional Information—Material Contracts—CRC Account Agreement”.

We are strictly liable for any damages resulting from inadequate rendering of electricity services, and our contracted insurance policies may not fully cover such damages.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity transmission and distribution services. In addition, the damages caused to end consumers as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the Operador Nacional do Sistema (National System Operator, or “ONS”) or the ONS itself, shall be shared among generation, distribution and transmission companies. Until a final criteria is defined, the liability for such damages shall be shared in the proportion of 35.7% to distribution agents, 28.6% to transmission agents and 35.7% to generation agents. Therefore, our business, results of operations and financial condition may be adversely affected.

We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.

As a state controlled company, we are subject to rules and limits on the level of credit applicable to the public sector issued by the National Monetary Council and by the Central Bank. These rules set certain parameters and conditions for financial institutions to be able to offer credit to public sector entities. Thus, if our operations do not fall within these parameters and conditions, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan or in refinancing our financial obligations. Brazilian legislation also establishes that a state-controlled company, in general, may only use proceeds of external or local transactions (debt, including bonds) to refinance financial obligations for which there is no other source of repayment. As a result of these regulations, our capacity to incur debt is again limited, and this could negatively affect the implementation of our investment plan or the refinancing of our obligations.

There are contractual restrictions on our capacity to incur debt.

We are subject to certain restrictions on our ability to incur debt due to covenants set forth in our loan agreements. In the event of our non-compliance with any such covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. Early maturity of our obligations could adversely affect our financial condition especially in light of cross default provisions in several of our loan and financing contracts. The existence of limitations on our indebtedness could prevent us from borrowing to finance our operations or to refinance our existing obligations which could adversely affect our business, results of operations and financial condition.

We could be penalized by ANEEL for failing to comply with the terms of our concession agreements, which could result in fines, other penalties and, depending on the severity of non-compliance, expropriation of the concession agreements.

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government through ANEEL. ANEEL may impose penalties on us if we fail to comply with any provision of the concession agreements, including compliance with the established quality standards. Depending on the severity of the non-compliance, these penalties could include:

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

•                                          intervention by ANEEL in the management of the concessionaire in breach; and

•                                          termination of the concession.

In addition, the Federal Government has the power to terminate any of our concessions prior to the end of the concession term in the case of bankruptcy or dissolution, or by means of expropriation for reasons related to the public interest.

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

In light of the degree of discretion granted to the Federal Government by the Concessions Law with respect to new concession contracts and the renewal of existing concessions, and given the lack of long-standing precedents with respect to the Federal Government’s exercise of such discretion and interpretation and application of the Concessions Law, we cannot assure you that new concessions will be obtained or that concessions will be renewed on terms as favorable as those currently in effect. See “Item 4. Information on the Company—Competition—Concessions” and “The Brazilian Power Industry—Concessions” in Annex A. Non-renewal of our concessions could adversely affect our business, results operations and financial condition.

The present structure of the Brazilian electricity sector is highly concentrated in hydroelectric generation, which makes it subject to certain risks.

The Brazilian electricity industry is highly concentrated in hydroelectric generation and faces a natural limitation on its generation capacity, as hydroelectric power plants cannot generate more electricity than is made possible by the country’s water resources. As a result, natural factors may affect our generating capacity, by increasing or reducing the level of reservoirs. Control of the level of reservoirs by the ONS seeks to optimize the level of water available for hydroelectric generation in each of the power plants associated with the respective reservoirs. In this context, the ONS could, for example, prevent a generating plant located at the beginning of a river from increasing its throughput of water, if this increase were to negatively affect other plants further downstream. In the same way, the ONS may decide to increase thermal generation and reduce hydro generation in order to conserve water in the reservoirs.

Shortages and/or rationing due to bad hydrological conditions not covered by the Energy Reallocation Mechanism (as described in “The Brazilian Power Industry—Energy Reallocation Mechanism” Annex A) could result in increased costs and reduced cash flow. In addition, if the new energy auctions under the new industry model fail to result in an expansion in electricity generation capacity to adequate levels to meet growing demand, rationing measures could be implemented. Any limitation on our electricity generation capacity could adversely affect our business, results of operations and financial condition.

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

As of December 31, 2005, our total past due receivables from final consumers were approximately R$547 million, corresponding to 7.1% of our net revenue for 2005. As of December 31, 2005, our allowance for doubtful accounts was R$214 million. Approximately 15.4% of the past due receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting clients. If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition. In addition, any consumer defaults in excess of our allowance for doubtful accounts could have an adverse effect on our business, results of operations and financial condition.

We may not be able to complete our proposed capital expenditure program.

We plan to spend approximately R$4.0 billion during the period from 2006 through 2010 on the construction of new power installations and the refurbishment and maintenance of existing power plants and transmission and distribution systems. Our ability to carry out this capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other factors. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give you any assurance that we will have the financial resources to complete this program.

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

Because Companhia Energética de Minas Gerais—CEMIG is a holding company with no revenue-producing operations other than those of its operating subsidiaries, we will be able to distribute dividends to shareholders only if Companhia Energética de Minas Gerais—CEMIG receives dividends or other cash distributions from its operating subsidiaries. The dividends that our regulated subsidiaries may distribute to us depend on our subsidiaries generating a sufficient profit in any given fiscal year. Dividends can be paid out from accumulated profits from previous years or from capital reserves. Such profits are calculated and paid in accordance with Brazilian Corporate Law and the provisions of the bylaws of each of our regulated subsidiaries. Any capital reduction that would enable our shareholders to receive distributions would be subject to the prior approval of ANEEL.

Our investment in the telecommunications sector may not have the return we expect.

Empresa de Infovias S.A., our telecommunications subsidiary, began operations in January 2001 and its subsidiary, WAY TV Belo Horizonte S.A., or WAY TV, began operations in 2002. In light of the need for additional investments in our telecommunications subsidiaries in order to take advantage of the opportunities in voice over internet protocol services, our Board of Directors decided on December 22, 2005 to authorize the sale, through an auction on a stock exchange, of all of Empresa de Infovias S.A.’s equity interest in WAY TV. A minimum sale amount will be set based on the estimated market value of 100% of WAY TV of R$80 million. The sale is conditional upon the sale of 100% of the shares of WAY TV by all its shareholders, through an auction on the Bovespa stock exchange. On June 14, 2006 the auction notice was published and the auction is expected to take place at Bovespa on July 27, 2006. We also perform periodic evaluations of Empresa de Infovias S.A. and WAY TV, in order to determine their ability to run their businesses on a stand-alone and profitable basis, as well as to determine the need for an impairment reserve for this investment. Although currently available projections do not indicate a need for an impairment reserve, we can not assure that such an impairment reserve will not be required or that our investment in the telecommunications sector will not have an adverse impact on our financial condition.

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

On December 31, 2005, our total debt was R$4,826 million, of which R$985 million matures in 2006. We will need funds in the short term to pay and refinance these obligations. For this reason, we intend to refinance our debt profile in 2006 to lengthen maturities. We plan to raise approximately R$2,3 billion in 2006.

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

We are currently defending several legal proceedings relating to civil, administrative, environmental, tax and other claims. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include reserves relating to litigation and arbitration claims totaling R$263 million as of December 31, 2005 (excluding labor-related matters) for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. In the event that our reserves for litigation and arbitration claims prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have an adverse effect on our business, results of operations or financial condition.

Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into a collective bargaining agreement with the labor unions representing most of these employees.

We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and hazardous occupation compensation. As of December 31, 2005, these employees were seeking, in the aggregate, approximately R$141.9 million in compensation, and at that date we had accrued a liability of approximately R$114 million for losses we expect from these claims. For a more detailed discussion of labor-related proceedings, see “Item 8. Financial Information—Legal Proceedings—Labor and Pension Fund Obligations.”

We have not experienced any material labor unrest during the last five years. Nevertheless, our operations might be interrupted by a labor disturbance in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor action. In the event of a strike, we might face an immediate loss of revenue.

Contract disputes, strikes, legal claims or other types of conflicts relating to our employees or the labor unions that represent them may have an adverse effect on our business, results of operations or financial condition and our ability to maintain ordinary service levels or otherwise operate our business in the manner that our consumers expect.

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

Risks Relating to Brazil

The Federal Government exercises significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.

The Federal Government intervenes frequently in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations or financial condition may be adversely affected by changes in government policies, and also by:

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

A presidential election will be held in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The run-up to the presidential election may result in changes to existing governmental policies, and the post-election administration — even if the President of Brazil is reelected — may seek to implement new policies. We cannot assure you that the policies of the current or any new administration would not have an adverse effect on our business, results of operations or financial condition.

Inflation and certain governmental measures  to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our preferred shares.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Brazilian government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and action taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, a consumer price index, the Brazilian annual inflation rates were 9.3%, 7.6% and 5.7% in 2003, 2004 and 2005, respectively. No assurance can be given that inflation will remain at these levels.

Future measures taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business, results of operations and financial condition. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

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

In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 18.25% against the U.S. dollar in 2003, 8.1% in 2004 and a further 12.1% in 2005, no assurance can be given that the real will not depreciate against the U.S. dollar again. On June 28, 2006, the noon buying U.S. dollar/real exchange rate was R$2.2275 per U.S.$1.00. See “— Exchange Rates”.

As of December 31, 2005, approximately 16.1% of our total indebtedness was denominated in currencies other than the real (83.82% in U.S. dollars). If the U.S. dollar/real exchange rate appreciates, our financing expenses will increase and our results of operations and financial condition could be adversely affected. Although 40.8% of our debt denominated in foreign currencies is subject to currency swaps that convert our foreign currency obligations into reais in order mitigate this risk.

We also have entered into certain power purchase agreements that are dollar denominated, we cannot assure you that these hedging arrangements and the proceeds from our dollar-denominated purchase agreements will be sufficient to avoid an adverse effect on our business, results of operations and financial condition in case of unfavorable exchange rate fluctuations. See “Item 11. — Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk” for information about our foreign exchange risk hedging policy.

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

Political and economic instability in Brazil may affect us.

In 2005, allegations of unethical or illegal conduct were made with respect to certain figures in the Brazilian government, legislators and party officials. The allegations, which are currently under investigation by the Brazilian congress, relate to alleged violations of rules relating to election laws and campaign financing, allegations of influencing officials and other allegedly corrupt behavior. Several members of both the Brazilian government and the political party of the current president (including the president’s chief of staff) have resigned as a result. If the allegations or investigations lead to a materially adverse perception of Brazil among investors, the trading value of our preferred shares and ADSs may decline and our ability to access international markets would suffer. In addition, any political instability resulting from the allegations or investigations could cause us to re-evaluate our strategies if the Brazilian economy suffers as a result.

Risks Relating to the Preferred Shares and ADSs

The preferred shares and ADSs generally do not have voting rights.

In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the ADSs, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. Holders of ADSs may also encounter difficulties in the exercise of certain rights, including limited voting rights. Under some circumstances, such as failure to provide the depositary with voting materials on a timely basis, holders of ADSs may not be able to vote by instructing the depositary.

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

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares or ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bolsa de Valores de São Paulo — BOVESPA, or São Paulo Stock Exchange, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately US$482 billion as of December 31, 2005 and an average daily trading volume of approximately US$558 million for 2005. In comparison, the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of US$21.4 trillion as of December 31, 2005 and an average monthly trading volume of approximately US$1,177.1 billion for 2005.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 51.5% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 51.3% of all shares traded on the São Paulo Stock Exchange in 2005. See “Item 9. The Offer and Listing—Trading Market.”

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

Item 4.    Information on the Company

Organization and Historical Background

We were organized in Minas Gerais, Brazil on May 22, 1952 as a sociedade de economia mista (a state-controlled mixed capital company) with limited liability and indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree 3,710 of February 20, 1952. Our full legal name is Companhia Energética de Minas Gerais—CEMIG, but we are also known as CEMIG. Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. Our main telephone number is (55-31) 3299—3711.

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, we have incorporated two wholly-owned subsidiaries of CEMIG — Cemig Geração e Transmissão S.A., referred to as Cemig Generation and Transmission, and Cemig Distribuição S.A., referred to as Cemig Distribution. Cemig Generation and Transmission and Cemig Distribution were created to carry out the activities of generation and transmission, and distribution, respectively.

On August 4, 2004 the State of Minas Gerais issued Law 15,290 governing the corporate restructuring of CEMIG. Subsequently, ANEEL, by Resolution 407/2004 dated December 23, 2004, approved our proposal for transfer of the concessions, assets and liabilities to the two new companies created, with CEMIG being maintained as a holding company. On December 30, 2004, an extraordinary general shareholders’ meeting of CEMIG authorized the transfer of assets and liabilities of CEMIG to the two wholly-owned subsidiaries — Cemig Generation and Transmission and Cemig Distribution. On the same date, extraordinary general shareholders’ meetings of Cemig Generation and Transmission and of Cemig Distribution were held and approved capital increases of such subsidiaries. Pursuant to such shareholders’ meetings, CEMIG subscribed newly issued shares of each such subsidiary, which shares were paid in with assets of CEMIG. As a consequence of this process, the assets and liabilities of the generation and transmission operations and distribution operations were transferred to Cemig

Generation and Transmission and Cemig Distribution, respectively. Cemig Generation and Transmission and Cemig Distribution began their operations on January 1, 2005.

The following chart shows our corporate structure as of June 28, 2006:

Subsidiary	Ownership (%)
1. CEMIG Distribuição S.A	100.00
2. CEMIG Geração e Transmissão S.A.	100.00
3. CEMIG Capim Branco Energia S.A.	100.00
4. Rosal Energia S.A	100.00
5. CEMIG PCH S.A.	100.00

Subsidiary	Ownership (%)
6. Horizontes Energia S.A.	100.00
7. Sá Carvalho S.A.	100.00
8. Central Termelétrica de Cogeração S.A.	100.00
9. Usina Térmica Barreiro S.A.	100.00
10. Usina Térmica Ipatinga S.A.	100.00
11. Central Hidrelétrica Pai Joaquim S.A.	100.00
12. Companhia Transleste de Transmissão	25.00
13. Companhia Transirapé de Transmissão	24.50
14. Companhia de Transmissão Centroeste de Minas	51.00
15. Companhia Transudeste de Transmissão	24.00
16. Transchile Charrúa Transmisión S.A.	49.00
17. CEMIG Trading S.A.	100.00
18. Companhia de Gás de Minas Gerais S. A.	55.19
19. Efficientia S.A.	100.00
20. Rio Minas Energia Participações S.A.	25.00
21. Empresa Paraense de Transmissão de Energia S.A.	25.00
22. Empresa Norte de Transmissão de Energia S.A.	18.00
23. Empresa Regional de Transmissão de Energia S.A.	18.00
24. Empresa Amazonense de Transmissão de Energia S.A.	25.00
25. Empresa Catarinense de Transmissão de Energia S.A.	7.50
26. Empresa de Infovias S.A.	99.94
27. WAY TV Belo Horizonte S.A	69.25 (through Empresa de Infovias S.A.)

Rio Minas Energia Participações S.A. (“RME”) is a company formed by us together with Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Energia Participações S.A., in which each partner has a 25% interest. On March 28, 2006, RME signed an agreement (the “EDFI Agreement”) with EDF International S.A. (“EDFI”) to purchase from EDFI 88.84% of its  shares of LIGHT S.A. (“LIGHT”), which corresponds to 79.57% of the total registered capital of LIGHT. LIGHT is the holding company which controls, among other companies, the electricity distribution company Light Serviços de Eletricidade S.A., which serves 3.8 million consumers (6.4% of the Brazilian market) in 31 municipalities of the State of Rio de Janeiro, and the generating company Light Energia S.A., which has hydroelectric power plants with aggregate generating capacity of 852 MW. Under the EDFI Agreement, RME will pay US$319,809,871.91 for EDFI’s shares of LIGHT being sold. The total value of the assets to be acquired is approximately US$1,758,000,000. Closing of the transaction is subject to certain conditions as set forth in the EDFI Agreement including, among others, approval of the transfer of control of Light S.A. being given by ANEEL, the Commission des Participations et des Transferts of France, the Brazilian Development Bank (“BNDES”) and by other creditors. Additionally, in accordance with Brazilian Corporate Law, RME will launch an offer to buy the remaining floating shares of Light. The transaction will also be submitted to the Brazilian monopolies authority, CADE (Economic Defense Council), in accordance with Law 8884/94.

On May 4, 2006, CEMIG, in partnership with MDU Brasil Ltda. (“MDU”) and Brascan Brasil Ltda. (“Brascan”), signed certain share purchase and sale agreements (“the Agreements”) with Schahin Holding S.A. (“Schahin”), as seller, and Schahin Engenharia S.A. and Schahin Energia S.A., as guarantors, in connection with the acquisition of Schahin’s 50% interest in electricity transmission concessions Empresa Amazonense de Transmissão de Energia S.A. — EATE, Empresa Paraense de Transmissão de Energia S.A. — ETEP, Empresa Norte de Transmissão de Energia S.A. — ENTE and Empresa Regional de Transmissão de Energia S.A. — ERTE, and Schahin’s 40% interest in Empresa Catarinense de Transmissão de Energia S.A. — ECTE. CEMIG, MDU and Brascan agreed to pay R$656,000,000 for all of Schahin’s holdings in the above-mentioned companies. Closing of this transaction is subject to compliance with certain conditions established in the Agreements, including approval of the transfer of shares of the above-mentioned companies by ANEEL, BNDES, and other regulatory agencies. The Brazilian monopolies authority, CADE, will also be notified of the transaction in accordance with Law 8884/94. The following table shows the percentage ownership of the transmission lines by CEMIG, MDU and Brascan upon the closing of this transaction:

	EATE	ETEP	ECTE	ERTE	ENTE
CEMIG	25.00%	25.00%	7.50%	18.00%	18.00%
MDU			25.00%	14.00%	14.00%
Brascan	25.00%	25.00%	7.50%	18.00%	18.00%

Through our subsidiaries, we believe we are the largest integrated concessionaire of electric power generation, transmission and distribution in Brazil. We operate our generation, transmission and distribution businesses pursuant to concession agreements with the Federal Government. Until 1997, we had individual concessions for each of our generation facilities and for various regions within our distribution area. On July 10, 1997, we entered into new concession agreements with ANEEL that consolidated our various generation concessions into one agreement and our several distribution concessions into four distribution concessions covering the northern, southern, eastern and western regions of Minas Gerais. On the same date, we also entered into a new concession agreement with ANEEL with respect to our transmission operations. In connection with the unbundling, our concession for distribution services was transferred to Cemig Distribution on September 16, 2005, and our concession for transmission services was transferred to Cemig Generation and Transmission on September 16, 2005. Our generation concession will also be transferred to Cemig Generation and Transmission, although we cannot assure you of the timing of that transfer as it will be determined by ANEEL.

At December 31, 2005, we generated electricity at 49 hydroelectric plants, four thermoelectric plants and one wind farm, and had a total installed capacity of 6,113 MW. At the same date, we owned and operated 3,040 miles of transmission lines and 245,714 miles of distribution lines. We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

The Brazilian electricity industry has undergone extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subjected to increased competition. For a more detailed description of regulatory changes that affect our business, see “The Brazilian Power Industry” in Annex A.

Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies. In 1986, we created Companhia de Gás de Minas Gerais—GASMIG, or Gasmig, as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais. In December 2004, we sold a 40% stake in Gasmig to Petrobras Gás S.A — Gaspetro, or Gaspetro, and TSS Participações S.A, or TSS, both of which are wholly-owned subsidiaries of Petrobras S.A, for approximately R$154 million. See “Item 10. Additional Information—Material Contracts—Gasmig Shareholders Agreement and Association Agreement.”

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

Brazil’s Energy Market

General

Traditionally, in the Brazilian electricity sector, generation, transmission and distribution activities are separated, but conducted by a small number of companies that had always been the property of either the Federal Government, or of governments of Brazil’s individual states. In the last ten years, several companies controlled by the state were privatized, in an effort to increase efficiency and competition. The previous administration stated its objective to privatize the state-controlled part of the electricity sector, but the present administration has stopped this process, and has implemented a “new industry model” for the Brazilian electricity sector as set forth in Law No. 10,848, of March 15, 2004.

The New Industry Model

The main objectives of the new industry model are to guarantee:  (i) security of supply; and (ii) reasonableness of rates. To guarantee supply, the new model creates the requirements (a) that distributors must contract their entire load, and will be responsible for making realistic projections of demand requirements and (b) that building new hydroelectric and thermal plants will be determined in ways that best balance security of supply and reasonableness of rates. The means of achieving reasonableness of rates include the following:  (a) all purchases of electricity by distributors will occur by auction, based on the lowest-rate criterion; (b) contracting is to be through the Pool system, as described below; and (c) contracting of load will be separated into two types of transactions, both of which will always be by auction: (i) contracting of the electricity of the new plants, which will target expansion; and (ii) contracting of the electricity of the existing plants, which will target the existing electricity demand.

The new industry model also creates two environments for the contracting of electricity supply:  (i) the Regulated Contracting Environment (the “ACR”), for contracting of electricity to meet the demands of distributors supplying captive consumers under regulated rates; and (ii) the Free Contracting Environment (the “ACL”), for contracting of energy to supply Free Consumers, through freely negotiated contracts. Distributors will be allowed to operate only in the regulated environment, while generators may operate in both, maintaining their competitive characteristics.

Expansion of the sector will be executed by the Federal Government through the Ministry of Mines and Energy (the “MME”). Two new institutional agents have been created: (i) the Energy Research Company (the “EPE” ), a state-controlled company responsible for execution of the planning of expansion of generation and transmission; and (ii) the Electricity Trading Chamber (the “CCEE”), a private company, which is the successor of the Wholesale Energy Market, (formerly the MAE), and is responsible for management of the joint contracting of electricity to meet the needs of regulated consumers (the “Pool” system).

Regulation under the new industry model

The Brazilian electricity industry is regulated and supervised by ANEEL. After the enactment of Law No. 10,848, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by the MME and to respond to matters which are delegated to it by the Federal Government and by the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity rates, (ii) enacting regulations for the electricity industry, (iii) implementing and regulating the exploitation of hydroelectric resources, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity generation entities and electricity purchasers and (vi) defining the criteria and methodology for the determination of distribution and transmission rates.

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

As part of our annual rate adjustment for 2006, ANEEL, through Resolution No. 310 dated as of April 6, 2006, established an average rate adjustment of 16.19%. This adjustment includes a component of 1.45% to recoup revenue we did not achieve in 2004 due to the lower rates under re-issued Resolution No. 83. On April 6, 2005, through Resolution No. 87, ANEEL established an average rate increase of 23.88%. This adjustment included a component of 1.67% representing an increase to recoup revenue we did not achieve in 2004 due to the lower rates under re-issued Resolution No. 83.

The average annual rate adjustment includes components such as the inter-year variation of fixed costs (CVA) and other financial adjustments, which compensate for changes in the company’s costs that were not previously taken into account in the tariff we charged the year before. Since this inter-year variation is to reimburse changes in costs that took place in the previous year, it should not be part of next year’s annual adjustment. As a result, our authorized average annual rate for 2006 increase was 16.19%, but the actual increase in the rates we charge from our end consumers during the same period was 6.70%.

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

On April 8, 2003, we went through our first periodic rate revision and ANEEL established a 31.53% temporary average increase to be applied to our rates. On April 4, 2005, through Resolution No. 71, ANEEL reconsidered such decision and established a 44.41% average increase to be applied to our rates. In order to guarantee low rates to our end consumers, ANEEL only allowed us to reposition our rates up to 31.53% retroactive to April 8, 2003. ANEEL has also indicated that the rate adjustments expected for the years from 2004 to 2007 would be adjusted to recover the difference between the average rate increase of 44.41% we were entitled to and the 31.53% rate adjustment that was authorized. Our rate adjustments on April 8, 2005 and April 8, 2006 each included a recovery of a portion of the difference between the average rate increase of 44.41% we were entitled to by the periodic revision and the rate adjustment of 31.53% that was authorized.

In addition, concessionaires of electricity distribution are entitled to extraordinary review of rates (revisão extraordinária), on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

ANEEL has also issued regulations that govern the access to the distribution and transmission facilities and establish the rate for use of the local distribution grid, or Distribution Usage Rates (“TUSD”), and the rate for the use of the interconnected transmission grid, or Transmission Usage Rates (“TUST”). The rates to be paid by distribution companies, generators and Free Consumers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the revenues that are permitted of transmission concessionaires pursuant to their concession contracts. For more detailed information regarding the rate-setting structure in Brazil, see “The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems” in Annex A.

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

In order to comply with regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, we have incorporated two wholly-owned subsidiaries of CEMIG — Cemig Generation and Transmission. and Cemig Distribution — created to carry out the activities of electricity generation and transmission, and distribution, respectively. For more detailed information regarding these entities and the corporate restructuring of CEMIG, see “—Organization and Historical Background.”

Capital Expenditures

Capital expenditures for the years ended December 31, 2005, 2004 and 2003, in millions of reais, are as follows:

	Year ended December 31,
	2005	2004	2003
Acquisitions	32	10	4
Total capital expenditures under affiliates	32	10	4
Generation power projects — under Property, plant and equipment	575	679	594
Transmission network expansion	48	59	97
Distribution network expansion	868	245	263
Others	20	78	75
Total capital expenditures under property, plant and equipment	1,511	1,061	1,029
Total Capital expenditures	1,543	1,071	1,033

We currently project total capital expenditures of approximately R$1,555 million in 2006. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity.

Business Overview

General

During 2005, we  are required, like other Brazilian electric utilities, to purchase electricity from Itaipu in an amount determined by the Federal Government based on our electricity sales. See “—Generation and Purchase of Electric Power—Purchase of Electric Power—Itaipu.”  In addition, we purchase energy from other concessionaires and the interconnected power system. See “—Generation and Purchase of Electric Power—

Purchase of Electric Power—Interconnected Power System.”  We also purchase energy generated by self power producers, or SPPs, and independent power producers, or IPPs, that are located within our concession area.

The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	Year ended December 31,
	2005	2004	2003
RESOURCES(1) (2)	52,748	45,117	51,927
Electricity generated by CEMIG(3)	30,411	26,922	27,025
Electricity generated by auto-producers	1,098	1,581	1,650
Electricity generated by Ipatinga	299	237	351
Electricity generated by Barreiro	18	72	—
Electricity generated by Sá Carvalho(4)	467	468	305
Electricity generated by Horizontes(4)(5)	76	105	59
Electricity generated by Pai Joaquim(5)	16	—	—
Electricity generated by Rosal	417	—	—
Electricity bought from Itaipu	12,144	11,936	12,220
Electricity bought from the national grid and other companies(6)	—	—	10,317
Electricity bought from CCEE and other companies(7) (9)	7,802	3,796	—

REQUIREMENTS	52,748	45,117	51,927
Electricity delivered to final consumers(8)	38,068	36,669	35,248
Electricity delivered to auto-producers	974	1,472	1,323
Electricity delivered by Ipatinga	299	237	351
Electricity delivered by Barreiro	76	72	—
Electricity delivered by Sá Carvalho(4)	472	474	305
Electricity delivered by Horizontes(4)	84	80	59
Electricity delivered by Pai Joaquim	61	—	—
Electricity delivered by Rosal	263	—	—
Electricity delivered to the national grid and other companies(6)	—	9,720
Electricity delivered to the CCEE and other companies(7) (9)	8,355	1,798	—

Losses	4,096	4,315	4,921

(1)             In 2004 there was a change in the method of calculating and recording transactions in the wholesale market and with other companies, as stated in Notes 6 and 7 below. This change is responsible for the variation in the figures for sources and demand from 2003 to 2004.

(2)             The restrictions related to the unbundling of generation and distribution activities under the New Industry Model Law required Cemig Distribution to buy electricity from non-affiliate third parties and required Cemig Generation and Transmission to sell its energy generated to non-affiliate third parties. Together with the increase in our own generation activities, this resulted in an increase in both sources and uses of electricity from 2004 to 2005.

(3)             Discounting the losses attributed to generation and the internal consumption of the generating plants.

(4)             Up to 2003, these portions referred to the total amounts of energy available and demand. Beginning in 2004, the short-term transactions on the CCEE and with other companies are included in the items “Electricity bought from the CCEE and other companies” and “Electricity delivered to the CCEE and other companies”.

(5)             For 2004, the generation by the Pai Joaquim small hydro plant was included together with Horizontes.

(6)             In previous years, this portion represented contracts and the physical interchanges between CEMIG’s network and the national grid, and also “optimization” supply.

(7)             Beginning in 2004, this amount refers to contracts, purchases and sales of electricity under the CCEE, including the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).

(8)             Includes electricity delivered to consumers outside the concession area.

(9)                    Includes Initial Contracts and bilateral contracts with other agents of the CCEE.

Generation

According to ANEEL, at December 31, 2005, we were the sixth largest electric power generation concessionaire in Brazil as measured by total installed capacity. At December 31, 2005, we generated electricity at 49 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 6,113 MW, of which hydroelectric plants accounted for 5,928 MW, thermoelectric plants accounted for 184 MW and our wind farm accounted for 1 MW. Seven of our hydroelectric plants accounted for approximately 82% of our installed electric generation capacity in 2005. We supplied approximately 94% of the electricity consumed in Minas Gerais during 2005.

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to end users. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the national transmission grid regulated by the ONS. See “The Brazilian Power Industry” in Annex A. As of December 31, 2005, our transmission network in Minas Gerais consisted of 1,345 miles of 500 kV lines, 1,228 miles of 345 kV lines and 467 miles of 230 kV lines, as well as 32 substations with a total of 92 transformers and an aggregate transformation capacity of 15,393 MVA.

Distribution

We have a distribution concession in Minas Gerais that grants us rights to supply electric energy to consumers within our concession area except for consumers that may be eligible, in accordance with the legislation, to become Free Consumers (currently consumers with demand equal to or greater than 3 MW). Our concession area covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2005, we owned and operated 245,714 miles of distribution lines, through which we supplied electricity to approximately 6.0 million consumers. At December 31, 2005, we were the largest electricity distribution concessionaire in Brazil in terms of GWh sold to end users.  Of the total amount of electricity we supplied to final consumers as of December 31, 2005, 61.2% was to industrial consumers, 17.2% was to residential consumers, 9.8% was to commercial consumers and 11.8% was to rural and other consumers. In July 2005, we were once again chosen as the best electricity concessionaire in the Southeastern region of Brazil and received the 2004 IASC Award under the ANEEL Consumer Satisfaction Index. We were assessed in the category of concession holders serving more than 400,000 consumption units in the Southeastern region. In 2002, when ANEEL organized the first IASC Award, we also were the leader in this category.

Other Businesses

While our main business consists of the generation, transmission and distribution of electric power, we also engage in the following businesses: (i) distributing natural gas in Minas Gerais through our majority-owned subsidiary Gasmig;  (ii) telecommunications through our consolidated subsidiary Empresa de Infovias S.A., a company created for the purpose of providing a fiber-optics and coaxial cable network installed along our transmission and distribution lines through which telecommunication services can be provided; and (iii)  national and international consulting business through our subsidiary Efficientia S.A.

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, for the periods indicated:

	Year ended December 31,
	2005	2004	2003
Electricity sales to final consumers	8,708	8,541	7,163
Regulatory extraordinary rate adjustment	8	89	63
Deferred rate adjustment	110	640	199
Electricity sales to the interconnected power system	237	36	56
Use of basic transmission network	1,523	245	257
Natural gas sales	—	420	367
Services rendered	37	29	31
Telecommunication and other	131	87	70
Total	10,754	10,087	8,206

Generation

Generation

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2005:

Facility	Installed Capacity (MW)		Assured Energy(1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession Expires
Major Hydroelectric Plants
São Simão	1,710		1,281.00		1978		28.0	January 2015
Emborcação	1,192		497.00		1982		19.5	July 2005	(9)
Nova Ponte	510		276.00		1994		8.3	July 2005	(9)
Jaguara	424		336.00		1971		6.9	August 2013
Miranda	408		202.00		1998		6.7	December 2016
Três Marias	396		239.00		1962		6.5	July 2015
Volta Grande	380		229.00		1974		6.2	February 2017
Salto Grande	102		75.00		1956		1.7	July 2015
Sá Carvalho	78		58.00		2000	(2)	1.3	December 2024
Rosal	55		30.00		2004	(2)	0.9	May 2032
Itutinga	52		28.00		1955		0.9	July 2015
Camargos	46		21.00		1960		0.8	July 2015
Porto Estrela	37	(3)	18.60	(3)	2001		0.6	July 2032
Igarapava	30.5	(4)	19.72	(4)	1999		0.5	December 2028
Funil	88	(5)	43.61	(5)	2002		1.4	December 2035
Queimado	86.6	(6)	47.85	(6)	2004		1.4	January 2033
Aimorés	161.7	(7)	19,86	(7)(8)	2005		2.6	December 2035
Pai Joaquim	23		13.91		2004		0.4	April 2032
Piau	18		8.00		1955	(2)	0.3	July 2015
Gafanhoto	14		6.68		1946		0.2	July 2015
Smaller Hydroelectric Plants	116		62.12		—		1.9	—
Thermoelectric Plants
Igarapé	131		103.00	(10)	1978		2.1	August 2024
Ipatinga	40		—		2000	(2)	0.7	December 2014
Barreiro	12.90		11.45		2004		0.2	April 2023
Formoso	0.4		0.22		1992		0.0	Indefinite
Wind Farm	1		0.30		1994		0.0	Indefinite
Total	6,113.1		3,627.32		—		100.0%	—

(1)              Assured Energy is the plant’s long-term average output, as established by ANEEL in accordance with studies conducted by the ONS. Calculation of Assured Energy considers such factors as reservoir capacity and connection to other power plants. Contracts with final consumers and other concessionaires do not provide for amounts in excess of a plant’s Assured Energy.

(2)              Indicates our acquisition date.

(3)              Represents our interest in the Porto Estrela plant (33.3%).

(4)              Represents our interest in the Igarapava plant (14.5%).

(5)              Represents our interest in the Funil plant (49.0%).

(6)              Represents our interest in the Queimado plant (82.50%).

(7)              Represents our interest in the Aimorés Plant (49%) .

(8)              Represents the Assured Energy of the plant operating with its reservoir partially filled. Beginning in 2006, when the reservoir is full, the Assured Energy represented by our stake in the Aimorés plant is expected to be 84.3 average MW.

(9)              A renewal request for 20 more years was made to ANEEL in September 2004. See “—Concessions — Competition”.

(10)        Represents the available energy established by the EPE.

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
Voltage of Connection Lines	2005	2004		2003
500 kV	4	4		6
345 to 230 kV	8	7		10
161 to 138 kV	43	42		6
69 to 13.8 kV	102	102	(1)	53
Total	157	155		75

	Step-Down Transformation Capacity(2) of Generation Substations
	As of December 31,
	2005	2004		2003

Number of step-down substations	54	52	(1)	48
MVA	6,604	6,433		6,240

(1)       We increased the circuit length of our 69 kV connection lines in 2004, because we bought the Rosal Facility and the Queimado Facility began operations.

(2)       Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Generation Assets

We have formed in Minas Gerais and other states of Brazil, the following subsidiaries to operate certain of our generation facilities and to hold the related concessions:

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

Cemig Capim Branco Energia S.A. We incorporated Cemig Capim Branco Energia S.A. to develop the Capim Branco Power Facility in partnership with Companhia Vale do Rio Doce—CVRD, or CVRD, a mining company, Comercial e Agrícola Paineiras, an agricultural company, and Companhia Mineira de Metais, or CMM a metallurgic company. On April 11, 2006, ANEEL published its Resolution 314, allowing for the transfer of the electricity generation concession of CMM to Votorantim Metais Zinco S.A. — VMZ. If this material is not presented, the transfer will be void. The project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively. See “Capim Branco Power Facility”, under “Expansion of Generation Capacity” below. As of December 31, 2005, we had invested R$31 million in this project. We have entered into a purchase contract with Cemig Capim Branco Energia S.A. under which Cemig Distribution will purchase the energy produced by Capim Branco I and Capim Branco II for 20 years from the start date of each plant’s commercial operations, which in the case of Capim Branco I will be to January 2016. This contract was submitted to ANEEL in 2003 and was approved in December 2004. See “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Horizontes Energia S.A. We formed Horizontes Energia S.A., or Horizontes Energia, to generate and trade electricity as an IPP through the commercial operation of the following of our smaller hydroelectric plants:  the Machado Mineiro Power Plant (located on the Pardo River in the municipality of Ninheira in the State of Minas Gerais with an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais with an installed capacity of 2.37 MW); the Salto Voltão Power Plant (located on the Chapecozinho River in the town of Xanxerê in the State of Santa Catarina with an installed capacity of 8.2 MW); and the Salto do Passo Velho Power Plant (located on the Chapecozinho River in the town of Xanxerê in the State of Santa Catarina with an installed capacity of 1.8 MW), as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025 and the concessions relating to the other plants expire on October 4, 2030. All the electricity generated by Horizontes Energia S.A. is allocated for sale in the ACL, and part of this electricity has been sold up to the year 2010.

Usina Termelétrica Barreiro S.A. We formed Usina Termelétrica Barreiro S.A. to participate, in partnership with Vallourec & Mannesmann—V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, located on Vallourec & Mannesmann’s premises in the Barreiro section of the city of Belo Horizonte in Minas Gerais. As of December 31, 2005 we had invested R$5.9 million in this project. ANEEL requested that we transfer our interest in Usina Termelétrica Barreiro S.A. to a company which we do not control. To fulfill this request, a new company called Central Termelétrica de Cogeracão S.A. was formed in 2003 in partnership with Companhia de Saneamento de Minas Gerais—COPASA, or COPASA, the Minas Gerais state-controlled water and sewage company, as described below. ANEEL has authorized Central Termelétrica de Cogeração S.A to trade energy. As a result of negotiations between CEMIG and COPASA in June 2005, we requested that ANEEL approve the transfer from Central Termelétrica de Cogeração S.A. to Usina Termelétrica Barreiro S.A. of the authorization to produce and sell the energy of the Barreiro thermoelectric power plant. On January 30, 2006, ANEEL approved the transfer. Usina Termelétrica Barreiro S.A. holds the assets of the Barreiro thermoelectric power plant.

CEMIG PCH S.A. We formed CEMIG PCH S.A. to generate and trade electric energy as an IPP. ANEEL requested that we transfer our interest in CEMIG PCH S.A. to a company which we do not control. To fulfill this request, a new company called Central Hidrelétrica Pai Joaquim S.A. was formed in 2003 in partnership with COPASA. ANEEL authorized Central Hidrelétrica Pai Joaquim S.A to be an IPP. As a result of negotiations between CEMIG and COPASA in June 2005, we requested that ANEEL approve the transfer from Central Hidrelétrica Pai Joaquim S.A. to CEMIG PCH S.A. of the authorization to produce and sell the energy of the Pai Joaquim small hydroelectric power plant. On December 19, 2005, ANEEL approved this transfer. CEMIG PCH

S.A. holds the assets of the Pai Joaquim small hydroelectric power plant which amounted to R$54.3 million as of December 31, 2005.

Central Hidrelétrica Pai Joaquim S.A. We originally formed Central Hidrelétrica Pai Joaquim S.A. in partnership with COPASA to satisfy ANEEL’s request to transfer the concession of Pai Joaquim to a company which we do not control. Central Hidrelétrica Pai Joaquim S.A.’s main activity is the production and sale of electric energy through a small hydroelectric power plant, as an IPP of 23 MW. In June 2005, we and COPASA signed an agreement to end our Central Hidrelétrica Pai Joaquim S.A. partnership and transfer to CEMIG PCH S.A. the authorization for producing and selling the energy of the Pai Joaquim small hydroelectric power plant. ANEEL approved the transfer on December 19, 2005. Central Hidrelétrica Pai Joaquim S.A, is now a wholly-owned subsidiary of CEMIG.

Central Termelétrica de Cogeração S.A.  We originally formed Central Termelétrica de Cogeração S.A. in partnership with COPASA to satisfy ANEEL’s request to transfer our interest in Usina Termelétrica Barreiro S.A. to a company which we do not control. Central Termelétrica de Cogeração S.A.’s main activity is the production and sale of electric energy through a thermoelectric power plant, as an IPP of 12.9 MW. These assets are still held by Usina Termelétrica Barreiro S.A. Commercial generation began in February 2004. In June 2005, we and COPASA signed an agreement to end our Central Termelétrica de Cogeração S.A. partnership and transfer to Usina Termelétrica Barreiro S.A. the authorization for producing and selling the energy of the Barreiro thermoelectric power plant. ANEEL approved the transfer on January 30, 2006. Central Termelétrica de Cogeração S.A is now a wholly-owned subsidiary of CEMIG.

Cemig Generation and Transmission also operates the following power plants:

Queimado Hydroelectric Power Plant.  Our partner in this project is Companhia Energética de Brasília, or CEB, a state-controlled electricity company. CEB has a 17.5% interest and we have the remaining 82.5%. The plant, with an installed capacity of 105 MW, is located on the Preto River, and encompasses areas in the states of Minas Gerais and Goiás and in Brazil’s Federal District. The power plant began its commercial generation on April 9, 2004, with the operation of its first unit. The commercial operation of the second and third units began on June 16, 2004, and July 8, 2004, respectively. As of December 31, 2005, we had invested R$207 million in the project. The concession relating to this plant expires on January 02, 2033.

Aimorés Hydroelectric Power Plant. The Aimorés hydroelectric power plant located on the Doce River will has an installed capacity of 330 MW. We have a 49% interest in this enterprise and our partner, CVRD, has a 51% interest. Partial commercial generation began on July 30, 2005, and the plant began operating at full capacity in December 2005, when we obtained the operational license from the Brazilian Institute of the Environment and Natural Renewable Resources, or IBAMA. As of December 31, 2005, we had invested R$601 million in this project. We are a defendant in a class action lawsuit concerning the Aimorés hydroelectric power plant. See “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Expansion of Generation Capacity

Our capital investment plan submitted to ANEEL currently contemplates increasing the installed generation capacity of our hydroelectric facilities by 502 MW during the next four years through the construction of new power plants and the expansion of existing plants. New generation projects have concession periods of 35 years, beginning on the date of the concession agreement. The construction of the Capim Branco I and Capim Branco II hydroelectric power plants, , discussed under “—Generation Assets” above, constitute a part of our capital investment plan. The following is a brief description of our other projects, the completion of which are subject to various contingencies, certain of which are beyond our control

Irapé Hydroelectric Power Plant.  The Irapé hydroelectric power plant, which will have an installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais. Construction began in April 2002. In December 2005, the State of Minas Gerais Environmental Policy Council, or COPAM, issued the power plant operational license and filling of the reservoir began. As of December 31, 2005, we had invested R$1,137 million in this project, including R$90 million from debentures that were brought by the State Government, using dividends that were due to the State Government pursuant to an agreement between us and the State Government. The concession relating to this plant expires on February 28, 2035. For information regarding a legal proceeding we have been involved with related to the Irapé hydroelectric power plant, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Capim Branco Power Facility. This project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively. These power plants are being built on the Araguari River in western Minas Gerais. Construction of Capim Branco I began in September 2003 and Capim Branco II in March 2004. In December 2005, we obtained the Capim Branco I operational license from COPAM, which allowed for filling of the resevoir. Commercial generation at Capim Branco I began on February 21, 2006 and commercial generation is expected to begin in December 2006 at Capim Branco II. The concessions relating to these plants expire on August 29, 2036. We are a defendant in two lawsuits concerning the environmental licensing of the Capim Branco I and Capim Branco II hydroelectric power plants. See “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Baguari Hydroelectric Power Plant. In December 2005 a consortium formed by Cemig Generation and Transmission, Furnas Centrais Elétricas S.A., or Furnas, an electricity concessionaire of generation and transmission controlled by the Federal Government, and Neoenergia S.A., a private integrated electricity sector holding company, won the concession to build and operate the Baguari hydroelectric power plant and sell its energy. The power plant will have an installed capacity of 140 MW and will be located on the Doce River, in the State of  Minas Gerais. Cemig Generation and Transmission will have a 34% interest in this consortium. The energy generated will be commercialized in the ACR. The power plant has a concession period of 35 years, beginning on the date of the concession agreement.

Co-generation Joint Ventures with Consumers

We intend to enter into joint ventures with industrial consumers to develop co-generation facilities. These facilities would be built on consumers’ premises and would generate electricity using fuel supplied by the consumers’ industrial processes. Each co-generation project would be funded in part through an agreement with the particular consumer to purchase the electricity generated in that consumer’s facility. We would assume the responsibility for operating and maintaining the co-generation facility.

Wind Farm

Our wind farm, Morro do Camelinho, began operating in 1994. It is located in Gouveia, a municipality in northern Minas Gerais. This project is the first wind farm in Brazil to be connected to the national electricity transmission grid and it is connected to CEMIG’s distribution system. It has a total generation capacity of 1 MW, powered by four turbines with a capacity of 250 kW each. Morro do Camelinho was built through a technical and scientific cooperation arrangement with the government of Germany. The cost of the project was US$1.5 million, with 51% of the cost provided by us and the remaining 49% provided by the government of Germany.

Transmission

Overview

Our transmission business consists of the bulk transfer of electricity from the power plants where it is generated to the distribution system, which carries the electricity to final consumers. Our transmission system is comprised of transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

In 1998, ANEEL created the ONS, a non-profit private entity comprised of Free Consumers and energy utilities engaged in the power generation, transmission and distribution activities, in addition to other private participants such as importers and exporters. The ONS’s primary role is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision. Until the enactment of Law No. 10,848, the ONS was a self-regulated entity and its management was not subject to interference from the Federal Government. Law No. 10,848 granted the Brazilian government the power to nominate the main directors of the ONS. One of the main objectives of the ONS is to guarantee that all parties in the industry have access to the transmission network in a non-discriminatory manner. Under ANEEL regulations, owners of different parts of the basic transmission network, Brazil’s nationwide electric power transmission network, must transfer operating control of their transmission facilities to the ONS. We complied with this requirement by entering into a transmission service agreement on December 10, 1999. Pursuant to this agreement, the ONS could represent us in contracts with generation companies, distribution companies and Free Consumers for use of the basic transmission network. Pursuant to the contracts between the ONS, acting on our behalf, and users of the basic transmission network, the users pay us a portion of the revenues we are permitted to receive (as determined by ANEEL) pursuant to our concession contract. During the year ended December 31, 2005, we recorded revenue totaling R$1,523 million as a result of this arrangement. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the ONS and owners of different parts of the basic transmission network. During the year ended December 31, 2005, we recorded expenses totaling R$709 million relating to payments made to the ONS and owners of different portions of the basic transmission network. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry” in Annex A.

We transmit both the energy that we generate and the energy that we purchase from Itaipu, the interconnected power system and other sources. On December 31, 2005, we also had 10 industrial consumers whom we supplied directly with high voltage (equal to or greater than 230 kV per industrial consumer) energy through their connections to our transmission lines. These industrial consumers accounted for approximately 13.9% of the total volume of electricity we sold in the year ended December 31, 2005. We also transmit energy to distribution systems through the South/Southeast division of the interconnected power system.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines	2005	2004	2003
500 kV	1,345	1,344	1,344
345 kV	1,228	1,206	1,193
230 kV	467	467	463
Total	3,040	3,017	3,000

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2005	2004	2003
Number of step-down substations	32	32	31
MVA	15,393	15,393	15,169	(2)

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

In accordance with the new regulatory framework in the Brazilian electricity sector, concessions for the expansion of the electricity transmission infrastructure in Brazil are awarded by means of public biddings or are authorized by ANEEL. The following is a brief description of our current transmission projects, the completion of which are subject to various contingencies, certain of which are beyond our control:

Montes Claros - Irapé. In September 2003, a consortium formed by Companhia Técnica de Engenharia Elétrica — ALUSA, or ALUSA, Furnas, Orteng Equipamentos e Sistemas Ltda., or Orteng and CEMIG, won the concession auctioned by ANEEL to the Montes Claros — Irapé transmission line. As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which is responsible for building and operating the transmission line. We have a 24.5% interest in this Company. This 345 kV transmission line connects a substation located in Montes Claros, a city in northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 93 miles. Construction of the project began in January 2005 and transmission line operations began on December 18, 2005. The concession expires on February 18, 2034. As of December 31, 2005, we had invested R$12.6 million in this project.

Furnas - Pimenta. In September 2004, a consortium formed by  Furnas and CEMIG, with interests of 49%, and 51%, respectively, won the concession auctioned by ANEEL to the Furnas — Pimenta transmission line. As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste de Minas, which will be responsible for building and operating the transmission line. This 345 kV transmission line, with a length of approximately 47 miles, will connect the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta, a city in the Center West Region of Minas Gerais. We began the project in March 2005 and expect it to be completed in approximately 18 months. As of December 31, 2005, we had invested R$2.7 million in this project.

Itutinga — Juiz de Fora. In September 2004, a consortium formed by , Alusa, Furnas, Orteng and CEMIG, with interests of  41%, 25%, 10%, and 24% respectively, won the concession auctioned by ANEEL to the Itutinga — Juiz de Fora transmission line. As required in the bidding process, the partners formed the Companhia Transudeste de Transmissão, which will be responsible for building and operating this transmission line. This 345 kV transmission line, with a length of approximately 87 miles, will connect the substation of the Itutinga Hydroelectric Power Plant and a substation located in Juiz de Fora, a city in the southeastern Minas Gerais. We began the project in March 2005 and expect it to be completed in November 2006. As of December 31, 2005, we had invested R$6.0 million in this project .

Irapé - Araçuaí. In November 2004, a consortium formed by Alusa, Furnas, Orteng and CEMIG with interests of 41%, 24.5%, 10% and 24.5% respectively, won the concession auctioned by ANEEL to the Irapé — Araçuaí transmission line. As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which will be responsible for building and operating this transmission line. This 230 kV transmission line, with a length of approximately 40 miles, will connect the substation of the Irapé Hydroelectric Power Plant and a substation to be built in Araçuaí, a city located in the northeastern Minas Gerais. We began the project in March 2005 and expect it to be completed in September 2006. As of December 31, 2005, we had invested R$5.5 million in this project.

Charrúa — Nueva Temuco. In April 2005 a consortium formed by Alusa and CEMIG, with interests of 51% and 49%, respectively, won the concession auctioned by Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC — SIC) of Chile to operate the Charrúa — Nueva Temuco transmission line for 20 years. This was an important event in CEMIG’s history, as it was our first asset outside of Brazil. We and Alusa formed Transchile Charrúa Transmisión S.A., a special purpose company incorporated in Chile and responsible for building and operating the transmission line. With a length of approximately 118 miles and 220 kV capacity, the transmission line will connect the substations of Charrúa and Nueva Temuco in central Chile. We began the project in June 2005 and construction is expected to begin in July 2006. Commercial operations are expected to begin in January 2008. As of December 31, 2005, we had invested R$4.2 million in this project.

Distribution and Purchase of Electric Power

Overview

Our distribution operations consist of the transfer of electricity from distribution substations to final consumers. Our distribution network is comprised of a widespread network of overhead and underground lines and substations with voltages lower than 230 kV. We supply electricity to smaller industrial consumers at the higher end of the voltage range and residential and commercial consumers at the lower end of the range.

From January 1, 2001 through December 31, 2005, we invested approximately R$2,109 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

	Circuit Length of Distribution Lines in Miles (from distribution substations to final consumers)
	As of December 31,
Voltage of Distribution Lines	2005		2004		2003
161 kV	34.2		34.2		34.2
138 kV	6,537.4		6,526.9		6,524.4
69 kV	2,784.4	(1)	2,823.5	(1)	2,887.5
34.5 kV + Others	610.8		610.8		610.8
Total	9,966.8	(1)	9,995.4	(1)	10,056.9

	Circuit Length of Distribution Lines in Miles (from distribution substations to final consumers)
	As of December 31,
Type of Distribution Lines	2005	2004	2003
Overhead urban distribution lines	52,086.9	51,461.2	51,051.7
Underground urban distribution lines	471.6	439.9	439.3
Overhead rural distribution lines	183,188.9	176,412.8	171,769.3
Total	235,747.4	228,313.9	223,260.3	(2)

	Step-Down Transformation Capacity(3) of Distribution Substations
	As of December 31,
	2005	2004	2003
Number of substations	354	350	348
MVA	8,070	8,050	7,987

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

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. We anticipate that this growth will be fueled by new consumer connections, increased electricity usage among our existing consumers and additional electricity distribution needs from new IPP projects. According to applicable law, IPPs have the right to use our distribution network upon payment of certain fees. During the next five years, we anticipate connecting approximately 805,000 new urban consumers and 177,00 rural consumers. In order to accommodate this growth, we expect that we will need to add  696,000 medium-voltage poles, 1,762  miles of transmission lines and 25 step-down substations to our distribution network, increasing the network’s installed capacity to 2,112 MVA. Over the next five years, we expect to invest approximately R$4.14 billion to expand our distribution system. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We have adopted a rural electricity development program, with the participation of the Federal Government and the State Government, called Luz Para Todos. Our plan is to use the Luz Para Todos program to meet our target for supply of electricity to 100% of rural consumers in Minas Gerais. To meet this objective, we will need funding in the amount of approximately R$1,641 million. The Luz Para Todos program includes the Luz no Saber sub-program, which uses solar energy to light schools, community centers and rural homes in remote locations not yet reached by the distribution network. Additionally, the Luz no Saber sub-program connected 479 state and municipal schools in 2004 and 646 in 2005, thereby completing the connection of electricity services to all the schools in the State of Minas Gerais.

The Projeto Noroeste will provide infrastructure to promote economic growth in the northwestern region of Minas Gerais, and is expected to connect 27,000 new consumers by the end of the second quarter of 2007. The project involves constructing three new substations, expanding the capacity of the five existing substations and constructing 101 miles of distribution lines and 849 miles of distribution network. As a result, the current electricity supply capacity in the region is expected to double from the current 150 MW to 300 MW by the end of 2006.

The Cresce Minas program involves providing infrastructure and improvements to the electricity distribution system throughout Minas Gerais to improve the quality of electricity supply and adapt it to new conditions in the market. We began this project in November 2005 and it is expected to be concluded in December 2008. We expect to invest approximately R$759.1 million in this project.

Purchase of Electric Power

During the year ended December 31, 2005, we purchased 12,144 GWh of electricity from Itaipu, which represented approximately 31.9% of the electricity we sold to end users. In addition to the electricity purchased from Itaipu, we have two other basic types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 59.5% of the electricity we purchased for resale during the year ended December 31, 2005, and (ii) long-term agreements existing prior to the New Industry Model Law, with represented approximately 8.6% of the electricity we purchased in 2005. Additionally, 2005 was the last year on which we were able to rely on the Initial Contracts for our supply of electricity, which accounted for approximately 9.5% of all the electricity we purchased in 2005.

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

Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rate may be transferred to the final consumer upon approval by ANEEL.

Beginning in January 2008, the amount of electricity purchased from Itaipu by each of the electric power distribution companies in South, Southeast and Center West regions of Brazil will be reviewed and reallocated based on the actual consumption of each of these companies in 2004. This change will result in either an increase or decrease in the energy required to be purchased from Itaipu by each of these electric power distribution companies. In CEMIG’s case, there will be a reduction of approximately 326 average MW of the total amount of energy we purchase from Itaipu. Companies for which the required Itaipu purchases decrease due the reallocation will be allowed to receive energy to make up for the difference through the Mechanism of Compensation of Surplus and Deficits, or MCSD, which is currently applied to CCEARs (Regulated Environment Energy Sale Contracts). Such companies will also be able to buy this energy in the A-1 Auction that is expected to take place in 2007, in the event that the exchanges in the MCSD alone are not enough to supply their energy requirements. We cannot yet predict the impact of such changes on the rates charged to the final consumer.

Auction Contracts. We purchased electricity in public auctions at the CCEE. These contracts were formalized between CEMIG and the several sellers in accordance with the terms and conditions established in the invitation to bid. The following table sets forth the amounts of electricity contracted, average tariff and prices related to the CCEAR contracts arising from the electricity acquired by CEMIG in the auctions:

Avarage Tariff	Electricity Contracted (MW — average per year)	Term of the Contract
57.51	530.17	2005 to 2012
67.33	919.14	2006 to 2013
83.13	105.40	2008 to 2015

Bilateral Agreements We entered into bilateral agreements with various suppliers prior the enactment of the New Industry Model Law. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2005, we purchased 673 GWh at an average tariff of R$110.03 per MWh, which represented 8.6% of the total electricity purchased by us during the year.

Energy Losses

In 2004, the rules under the New Industry Model for the electricity sector resulted in a change in our method of calculating losses resulting from the energy that passes through our system. Under the New Industry Model for the electricity sector, as an incentive for competition, there is now free access to the transmission and distribution networks, enabling certain consumers to buy their electricity freely from other suppliers. Consumers who opt for this free-negotiation mode of supply now have two contracts: one with the owner of the distribution or transmission network for the use of the networks, and the other with the selling agent or generator for the electricity. Also, under the new regulations, (i) our transmission assets with voltage of greater than or equal to 230 kV became part of the national basic grid which is operated by the ONS, referred to as the Basic Grid; and (ii) energy losses occurring in this Basic Grid are divided equally so that 50% is allocated among generation agents in proportion to each of their levels of energy generation and the other 50% is allocated among consumption agents (distributors and Free Consumers) in proportion to each of their energy loads. As a result, the losses in the Basic Grid attributed to a given agent now have no direct relationship with its Basic Grid assets, nor can the agents have control over them. Therefore, these losses take on the status of an electricity transmission service charge for the agents of the sector, and become part of the cost structure covered by the distributors’ retail rate, substantially reducing the risk of financial losses.

 CEMIG’s total energy losses in 2005 were 4,096 GWh, compared to 4,315 GWh in 2004. Of this total in 2005, 409 GWh related to losses in the whole national grid system attributed to CEMIG by the National System Operator (ONS). The remaining 3,686 GWh were losses in CEMIG’s own local distribution system and represent 8.9% of the total energy (41,279 GWh) that passed through that local system. Losses in the national grid system are allocated to the operators in proportion to each operator’s own total load. Thus, the migration of captive clients to the free market, which reduced the total load of CEMIG Distribution, reduced the amount of national grid system losses attributed to CEMIG, contributing to the reduction in our total energy loss.

We divide our energy losses into two basic categories: technical losses and non-technical losses. Technical losses account for approximately 90% of our energy losses in the distribution grid. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy through the 3,040 miles of transmission lines and 245,714 miles of distribution lines that we operate.

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

Non-technical losses account for the remaining 10% of our energy losses in the distribution grid and result from fraud, illegal connections, metering errors and meter defects. These non-technical losses accounted for 0.9% of the electricity that passed through our distribution grid during 2005. In order to minimize non-technical losses, we regularly take preventive actions, including:

•                                          inspection of consumers’ meters and connections;

•                                          modernization of metering systems;

•                                          training of meter-reading personnel;

•                                          standardization of meter installation procedures;

•                                          installation of meters with quality control warranties;

•                                          consumer database updating; and

•                                          development of a theft-protected distribution network.

Additionally, we have developed an integrated system designed to help detect and measure controllable losses in all parts of our distribution system.

Consumers and Billing

Consumer Base

Our distribution business consumers, all of whom are located within our concession area in Minas Gerais, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities). During the year ended December 31, 2005, we sold  38,359 GWh of energy.

For 2005, as compared to 2004, the volume of electric power sold by us to industrial, commercial and rural consumers increased by 1.7%, 6.1% and 5.1%, respectively. The other consumer category grew 3.0% (this excludes wholesale supply). The residential consumption increased 1.0% from 2004 to 2005.   The following table provides information regarding the number of our consumers as of December 31, 2005 and consumption by consumer category for the years ended December 31, 2005, 2004 and 2003.

	Number of		Consumption (GWh)
	consumers at		Years ended
	December 31,		December 31,
Consumer Category	2005		2005		2004		2003
Industrial	69,215		23,472	(3)	23,071	(2)	21,715	(1)
Residential	4,927,966		6,590		6,526		6,529
Commercial	537,656		3,754		3,537		3,402
Rural	417,026		1,941		1,846		1,783
Own consumption	769	(5)	29		55		55
Other(4)	57,355		2,573		2,498		2,478
Total	6,009,987		38,359		37,533		35,962

(1)              Includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A. and Horizontes Energia  S.A.

(2)              In 2004, in addition to the projects noted in footnote 1, the consumption by Central Hidrelétrica Pai Joaquim and Usina Termelétrica Barreiro S.A. was also included.

(3)              In 2005 the industrial consumer includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia  S.A, Central Hidrelétrica Pai Joaquim and Usina Termelétrica Barreiro S.A.

(4)              Does not include consumption through supply to other concessionaires.

(5)             Refers to the number of our plants, facilities and offices that use our energy, each of which is considered a consumer pursuant to ANEEL regulations.

In 2005, we added and billed 135,080 new final consumers, representing growth of 2.3% compared to 2004, through the expansion of our transmission and distribution systems.

The largest portion of the energy we sell is purchased by large industrial consumers. At December 31, 2005, 10 of our industrial consumers had high voltage electrical energy supplied through direct connections to our transmission lines. These consumers constituted 13.9% of our total volume of electrical power sales during 2005, and approximately 5.8% of our revenues. In the same period, our ten largest industrial consumers accounted for nearly 19.1% of energy consumed. None of our ten largest consumers is owned by the State Government or by the Federal Government.

As of December 31, 2005, we had entered into power purchase agreements with 3,985 of our industrial consumers, of which 522 consumers had demand above 500 kW. Our power purchase agreement with industrial consumers has a term of three or five years and contains a minimum demand clause that requires the consumer to pay for the contracted demand, which represents the system capacity reserved for that consumer, as well as the consumer’s actual consumption. We believe that this billing method provides us with a relatively stable source of revenue.

The following table shows our industrial energy sales volumes by type of industrial consumer as of December 31, 2005:

Industrial Consumers	Energy Sales Volume in GWh		Consumption as a Percentage of Total Industrial Energy Sales Volume
Steel industry	6,681	(1)	28.46
Ferroalloy industry	4,033		17.18
Chemical industry	2,632		11.21
Non-ferrous metal industry	1,803		7.68
Mining industry	1,785		7.61
Food processing	1,386		5.90
Cement industry	769		3.28
Others	4,383	(2)	18.68
Total	23,472		100.00

(1)              Includes consumption by Sá Carvalho, Barreiro and Ipatinga.

(2)              Includes Pai Joaquim and Horizontes Energia S.A.

The following table sets forth the names and related industries of our ten largest consumers in 2005:

Ten Largest Consumers (listed in order of total GWh of electricity purchased from us in 2005)	Industry
Companhia Siderúrgica Paulista - COSIPA	Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	Steel
Ligas de Alumínio S.A.	Ferroalloys
Companhia Mineira de Metais	Non-ferrrous
Companhia Brasileira de Carbureto de Cálcio - CBCC	Ferroalloys
White Martins Gases Industriais S.A.	Chemical
Italmagnésio Nordeste S.A.	Ferroalloys
Companhia Ferro Ligas Minas Gerais	Ferroalloys
Saint Gobain Materiais Cerâmicos Ltda	Chemical
Rima Industrial S.A.	Ferroalloys

As a result of our strategy to maintain and capture a larger market share in the free market, we  have entered into contracts with large Free Consumers within and outside of Minas Gerais leading to an electricity sale volume in 2005 of 17,130 GWh. As a result of the unbundling, most of our contracts with large consumers within our concession area  were assigned to Cemig Generation and Transmission in 2005. Most of our large clients, that represent almost 50% of the MWh volume of our energy sold, have already bought electricity from Cemig Generation and Transmission for the next several years. Consumers that opt to become Free Consumers are primarily industrial consumers whose demand generally exceeds 3 MW. Consumers that consume between 500 kW and 3 MW may opt to purchase energy from other sources, if such source is a renewable energy source, such as small hydroelectric facilities or biomass. A total of 749 of our clients which currently purchase electricity at regulated rates (“captive consumers”) representing annual sales revenue of R$693 million (or 9.1% of our annual sales revenue), may elect to become Free Consumers or opt to purchase energy from alternative sources.

Billing

Our monthly billing and payment procedures for electricity supply vary by consumer category. Our large consumers with direct connections to our transmission network are billed on the same day their meters are read. Payment is required within five days after delivery of the bill. Other consumers receiving high and medium voltage electricity (approximately 8,000 consumers supplied at a voltage level equal to or greater than 2.3 kV or connected by underground distribution lines, with the exception of public sector entities) are billed within one (70%) or two (30%) days of their meter reading and payment is required within five days after delivery of the bill. Our remaining consumers are billed within seven days of their meter reading and payment is required within 10 days after delivery of the bill or 15 days after delivery of the bill in the case of public sector entities. Bills are prepared from meter readings or on the basis of estimated consumption.

Seasonality

Our sales are affected by market seasonality. Usually, an increase in consumption by industrial and commercial consumers occurs in the third quarter due to increases in industrial and commercial activities. In addition, there is generally an increase in usage across all consumer categories during the summer due to the increase in temperatures. Certain figures representing quarterly consumption by final consumers from 2003 through 2005, in GWh, are set forth below:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003(1) (3)	8,831	8,932	8,964	9,235
2004(2) (3)	9,067	9,353	9,496	9,617
2005(2) (3)	8,622	9,730	9,867	10,140

(1)             Includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A. and Horizontes Energia S.A.

(2)             Includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Usina Térmica Barreiro S.A., Usina Hidrelétrica Pai Joaquim S.A. and Horizontes Energia S.A.

(3)             Does not include supply to other concessionaires.

Consumption by residential consumers remains sluggish and has not returned to pre-rationing levels.

Competition

Contracts with Free Consumers

The management of our portfolio through a major commercial effort in relation to our client base resulted in our successfully obtaining signatures to 137 contracts with Free Consumers by December 31, 2005. Fourteen of these contracts are with companies located outside of our distribution company’s concession area and which consume 1,673 GWh of energy per year. These contracts with Free Consumers have an average term of three to ten years, and represent a volume of approximately 18,000 GWh/year.

Of our previous captive consumers, only two did not sign contracts with us and instead opted to become Free Consumers. These two formerly captive consumers represented an annual volume of 202 GWh, equivalent to 0.5% of the total volume of electricity sold during 2005. Another seven consumers, representing approximately 963 GWh, elected to opt out of the ACR and choose their own generation subsidiary as a supplier.

In addition to our sales in the ACL auctions, we have been successful in entering into agreements in the ACR that represent a volume of 8,120 GWh/year. These contracts have a term of eight years, beginning in 2006. In addition, in April 2005, we obtained new contracts in the ACR that represent a volume of 920 GWh/year. The contracts have a term of eight years, beginning on January 1, 2008. In addition to the sales opportunities in the ACL, we also have the chance to sell the energy produced by our independent power producers in new energy contracts, with 30-year terms beginning until 2012, in auctions to be held up to 2007. The expectation is that the energy prices of these contracts will be higher than those for the sale of existing energy.

Through this strategy we have been successful in the sale of the greater part of our existing generation capacity through contracts which will mostly be renewed beginning in 2010. At that time, demand of electricity in Brazil is expected to exceed supply, which should result in better price conditions than in the current market where supply exceeds demand.

Concessions

Each concession that we currently hold is subject to a competitive bidding process upon its expiration. However, in accordance with the Concessions Law, existing concessions may be renewed without a bidding process by the Federal Government for an additional period of up to 20 years upon application by the concessionaire, provided the concessionaire has met minimum performance standards and the proposal is otherwise acceptable to the Federal Government. On September 22, 2004, we applied to ANEEL for a 20-year renewal of the concessions of the Emborcação and Nova Ponte Hydroelectric Plants. We expect these concessions to be renewed, and therefore do not expect to incur any loss due to non-renewal of the present concessions.

In addition, it is possible that a number of our large industrial clients may become SPPs pursuant to the Concessions Law in order to obtain the right to generate electricity for their own use. The granting of certain concessions to our large industrial clients could adversely affect our results of operations.

Raw Materials

Our principal raw materials expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process. Fuel oil consumption for the year ended December 31, 2005 represented an expense of R$852 thousand, which was reimbursed to us by the Conta de Consumo de Combustível (Fuel Usage Quota Account), or CCC Account. The CCC Account was created by the Federal Government to offset the higher marginal operating costs of thermoelectric plants, and we and other electricity concessionaires must make contributions to this account. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry—Regulatory Charges” in Annex A. We believe that supplies of fuel oil are readily available.

Other Businesses

Natural Gas Distribution

Gasmig was established in Minas Gerais, Brazil in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. We own approximately 55% of Gasmig and Petrobras, through its subsidiaries TSS Participações S.A. and Gaspetro—Petrobras Gas S.A., owns 40% of Gasmig. The remaining shares are owned by Minas Gerais Participações S.A., or MGI, the investing body of the State Government, and by the city of Belo Horizonte.

In January 1993, the State Government granted to Gasmig an exclusive 30-year natural gas distribution concession covering Minas Gerais’ territory and the consumers therein located. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas (LPG) and wood. In 2005, Gasmig supplied approximately 1.95 million cubic meters of gas per day to 235 consumers, including two thermal power plants and several retail consumers. Gasmig supplied 0.45 million cubic meters of gas per day to thermal power plants and 1.5 million cubic meters of gas per day to retail consumers. During 2005, Gasmig distributed approximately 5% of all natural gas distributed in Brazil.

Gasmig purchases all its natural gas needs from Petrobras, and such gas is mainly provided by Petrobras’ own natural gas deposits. Our relationship with Petrobras is governed by two long term agreements, expiring in 2021 and 2027. The price Gasmig charges its clients is based on the price charged by Petrobras plus a margin. Therefore, all the costs related to the purchase of natural gas are passed to the clients through the tariff.

Minas Gerais accounts for approximately 17% of the total energy consumption in Brazil. Many energy-intensive industries such as the cement, steel, ferroalloys and metallurgy have significant operations in the state. We estimate that the total demand for natural gas in Minas Gerais will amount to nearly 7 million cubic meters of gas per day by 2009, which exceeds the projected available supply. In addition, the recent completion of a natural gas pipeline between Brazil and Bolivia provides a significant source of natural gas, enabling Gasmig to better meet demand. Gasmig’s key strategy is to expand its distribution network in order to serve the  portion of the demand yet not reached. Gasmig is engaged in the development of new projects to extend its natural gas distribution systems to reach consumers in other areas of Minas Gerais, mainly in heavily industrialized areas.

For 2005, Gasmig had gross revenues of approximately R$480 million and net income after taxes of approximately R$52 million.

In 2005, Gasmig invested approximately R$44 million in the expansion of its gas pipeline network to serve more clients in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and dividend reinvestment. Currently, the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) operates at full capacity and further investment by the Federal Government will be necessary to expand the capacity or construct a new pipeline to supply the growing natural gas demand in the State of Minas Gerais.

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

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig. See “Item 10-Additional Information—Material Contracts—Gasmig Shareholders Agreement and Association Agreement”. On December 15, 2004 Gasmig executed an additional supply contract with Petrobras which guarantees a gradual increase in supply of up to 5.1 million m³/day of natural gas, in addition to the 3.5 million m³/day that was previously contracted for. This additional supply agreement is for the supply of natural gas to the regions of the “Steel Valley” (Vale do Aço) and the South of Minas Gerais, and also for expansion of service to the regions of Greater Belo Horizonte, the Zona da Mata (in the Southeast of Minas Gerais) and the Campos das Vertentes (historic region), in the industrial, commercial, automotive and residential markets. The additional supply agreement has a term of 20 years, and is scheduled to begin the commercial supply in 2007, under this agreement the price will be established based on the international oil price in the New York marketplace.

We expect that the association with Petrobras will expand Gasmig’s distribution capacity, as our ability to offer natural gas to our consumers will increase significantly with the implementation of Petrobras’s investments in pipelines. We expect that Gasmig’s capital expenditure for 2006 will be mostly used for the expansion of our distribution network in highly industrialized areas of Minas Gerais. Gasmig has already begun the necessary expansions to serve the regions of the “Steel Valley” and the Southern Region of the State of Minas Gerais.

Gasmig is not a consolidated subsidiary in our financial statements as of December 31, 2004 or 2005, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.”  We consolidated Gasmig’s revenues and expenses for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40.00% equity interest in Gasmig to Petrobras.

Telecommunications, Internet and Cable Television

On January 13, 1999, we incorporated Empresa de Infovias S.A. in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group. Currently, we own 100.00% of the common shares of Empresa de Infovias S.A. Empresa de Infovias S.A. has an optical fiber-based long-distance communications backbone installed along our power grid using optical ground wire cables. This communications backbone is connected to an access network that is based on hybrid fiber-coaxial cable technology and is deployed along our power grid. Pursuant to Brazilian telecommunications law, we also make our network infrastructure available to other telecommunications providers interested in leasing it.

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

Empresa de Infovias S.A. provides the network for cable television service in 12 cities in Minas Gerais pursuant to a 15-year service agreement with WAY TV Belo Horizonte S.A., or WAY TV, and Brasil Telecomunicações S.A., each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Empresa de Infovias S.A. allows these companies to use its network infrastructure. In return, WAY TV and Brasil Telecomunicações are obligated to deliver to Empresa de Infovias S.A. a percentage of the revenues derived from their cable television and Internet subscribers. At December 31, 2005, these two companies had approximately 54 thousand cable television subscribers and 39.5 thousand Internet service subscribers.

              Empresa de Infovias S.A. holds a 69.25% equity interest in WAY TV, including 49.9% of its common shares. The control of WAY TV is exercised by Empresa de Infovias S.A. and CLIC—Clube de Investimentos dos Empregados da Cemig, or CLIC, which owns 1.1% of WAY TV’s common shares, through a shareholders’ agreement. Under this agreement, CLIC has agreed to vote in accordance with Empresa de Infovias S.A.’s interests at the WAY TV shareholders’ meetings and board of directors. To date, Empresa de Infovias S.A. has invested approximately R$62.6 million in WAY TV. In light of the need for additional investments in our telecommunications subsidiaries in order to take advantage of the opportunities in voice over internet protocol services, our Board of Directors decided on December 22, 2005 to authorize the sale, through an auction on a stock exchange, of all of Empresa de Infovias S.A.’s equity interest in  WAY TV.  A minimum sale amount will be set based on the estimated market value of 100% of WAY TV of R$80 million. The sale is conditional upon the sale of 100% of the shares of WAY TV by all its shareholders, through an auction on the stock exchange. On June 14, 2006, the auction notice was published and the auction is expected to take place at Bovespa on July 27, 2006. WAY TV’s shareholders’ agreement has been suspended for the auction.

Empresa de Infovias S.A. also provides intracompany data transmission services to us pursuant to a five-year agreement signed in 2001. We use this service for internal communications as well as for certain communications with our consumers. The agreement expires in 2006 but is expected to be renewed in the fourth quarter of 2006.

During 2005, Empresa de Infovias S.A. had operating revenues of R$97 million, of which R$43 million related to the provision of telecommunication services and R$54 million related to the provision of cable television and Internet services.

Empresa de Infovias S.A.’s capital expenditures for the past five years were R$352 million. Empresa de Infovias S.A.’s capital expenditures for 2006 will be mostly used for expansion of its telecommunications network.

Consulting and Other Services

We provide consulting services to governments and public utility companies in the electricity industry in order to derive additional revenues from the technology and expertise we have developed through our operations. During the past ten years, we have provided such services to government agencies and utilities in ten countries, including Canada, Paraguay, Honduras and El Salvador and to the government of Panama.

On January 9, 2002 we created Efficientia S.A., referred to as Efficientia, in Minas Gerais, to provide project efficiency optimization solutions and operational and management services to energy supply facilities. We have a 100% interest in Efficientia, which began operating in 2003. Efficientia has increased its market share and revenues in the Brazilian market for specialized consultancy services every year since it began operations. Such services include consultancy in the areas of efficiency, energy solutions, reduction of non-technical losses in other electricity distribution concession holders and the provision of preventive maintenance services. In 2005, Efficientia posted a profit in the amount of R$191 thousand , exceeding the expectations of its original business plan that had assumed it would operate at a loss for three years. Efficientia achieved this milestone without any capital injection by CEMIG to cover operational needs. Efficientia’s net revenues in 2005 was R$3,4 million. Efficientia’s portfolio of projects in December 2005 was 150% larger than in December 2004, primarily due to an increase in projects in electricity co-generation.

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

We believe that we are in compliance in all material respects with the relevant laws and regulations. In 2005, we obtained the NBR ISO 14001/2004 environmental certification and the Cemig EMS (Environmental Management System) certification for a total of 180 municipalities, 54 substations, approximately 621 miles of transmission lines with voltage above 138 kV, our materials storage and logistics warehouses and the Nova Ponte, Itutinga and Camargos hydroelectric power plants.

In 2005, for the sixth consecutive year CEMIG was selected to be a component of Dow Jones Sustainability Index (“DJSI World Index”) and was also appointed as the world leader in sustainability in the electric power sector. CEMIG was also selected to be a component of the new BOVESPA Sustainability Index (Indice de Sustentabilbidade Empresarial).

In accordance with our environmental policy, we have established various programs for prevention and control of damage aiming at limiting our risks related to environmental issues.

In 2005 we invested approximately R$61 million in environmental compliance projects for plant and equipment and the vehicle fleet, and in the implementation of new projects, and also spent R$24 million on operational and maintenance expenses for our current activities, such as final disposal of waste, putting environmental management systems in place, audits, planting of riverside forests, fish cultivation, putting in place tree pruning and oil policies, environmental education programs, maintenance of conservation units, training and other activities. These amounts also include R$1.4 million corresponding to environmental research and development projects developed with universities and research institutes.

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

Federal Law No. 9,605, dated February 12, 1998, sets forth penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Measure No. 1,710 (currently Provisional Measure No. 2,163/41), which establishes the potential for project operators to enter into agreements with relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98. Accordingly, we have been negotiating with the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (the Brazilian Institute of the Environment and Natural Renewable Resources), or IBAMA, and FEAM to obtain the corrective environmental operation licensing for all our plants that began operating prior to February 1986. Generation facilities located within the State of Minas Gerais fall within the jurisdiction of FEAM for purposes of corrective licensing. We have agreed with FEAM to bring our facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by IBAMA and FEAM. We currently have operating licenses for the following facilities: (i) hydroelectric plants: Aimorés, Capim Branco I, Igarapava, Irapé, Itutinga, Miranda, Nova Ponte, Porto Estrela, Rosal, Sá Carvalho, Funil and Queimado,  (ii) small hydroelectric plants: Pai Joaquim, Rio de Pedras, Santa Luzia, Salto dos Moraes, Poquim and Piçarrão, (iii) thermoelectric plants: Barreiro and Formoso, and (iv) the wind farm: Morro do Camelinho.

Our Emborcação, São Simão, Jaguara and Volta Grande hydroelectric power plants need to obtain corrective environmental operation licenses, since they all began operating prior to February 1986. In 2004, after a technical inspection by IBAMA of the facilities and areas of influence of the Jaguara and Volta Grande hydroelectric power plants, a reference report was issued for the preparation of environmental impact studies for the obtaining of corrective environmental licensing for the Emborcação, Jaguara, São Simão and Volta Grande plants and the transmission systems associated with them. The environmental reports have been completed and sent to IBAMA for analysis and approval.

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

The criteria for environmental and social compensation have not been clearly defined, and there is a possibility that requests from environmental agencies, the Public Attorneys’ Office, NGOs or affected populations may be added to those traditionally proposed. Due to these uncertainties, licensing (including corrective licensing), timing and budgets of new projects, and even their feasibility, may be affected. Discussions are currently in progress with official environmental bodies (at both the federal and state level) for the purpose of establishing criteria to govern environmental compensations.

A work group created by the Brazilian Federal Government approved Resolution No. 371, dated April 5, 2006, by the National Environmental Council which set forth criteria for charging environmental compensation. In the approved resolution, the maximum percentage to be applied to the total value of a project for calculation of the compensation is not stated, however a range between 0.5% and 5% of the value of the project is currently being debated. The percentage is expected to be established in subsequent legislation. The resolution does not state whether the payment of environmental compensation will cover projects put in place before the legislation, which would include the majority of CEMIG’s facilities. As a result, any decision to backdate compensation may result in additional costs for us.

               In the state of Minas Gerais, where CEMIG has most its facilities and enterprises, the Chairman of the state’s Environmental Policy Council  (COPAM) issued Regulatory Ordinance No. 94 in April 2006, applying an environmental compensation charge, at rates between 0.5% and 1.1% of the total amounts invested in the implementation of the projects that cause environmental impacts. This regulatory ordinance also indicated that the compensation charge applies to projects implemented before the issuance of the new legislation. Since this legislation is still recent, there has not been time to assess what effects it will have on CEMIG, but depending on the manner in which it is applied, it could result in additional costs for CEMIG.

Fishways

The dams at each of our hydroelectric generation facilities can put fish that inhabit the adjoining reservoirs in danger. In order to reduce the impact of these facilities on nearby fish populations, the State Government enacted State Law No. 12,488, dated April 9, 1997, which imposes measures assuring that migratory fish that pass through dams will be redirected to fishways, through which they can pass safely. As of December 31, 2005, we had fishway projects installed at our  Aimorés, Funil, Igarapava, Igarapé, Pandeiros and Salto de Moraes facilities. In April 2002 we sent COPAM a study relating to our dams. In July 2002 we received a response from SEMAD that requires us to provide additional studies relating to the feasibility of installing fishways in our dams located in Minas Gerais. We executed an agreement with a non-governmental organization, named SMC (Sociedade Mineira de Cultura) and the university PUCMinas (Pontificia Universidade Católica de Minas Gerais) in order to proceed with the studies for SEMAD in connection with the Gafanhoto, Cajuru and Volta Grande hydroelectric facilities. We are also evaluating the options for the construction of fishways at Miranda and Nova Ponte hydroelectric plants. The studies that are in progress are not yet conclusive as to the need for the provision of fishways. In addition, there has been no decision by the environmental authorities regarding the building of fishway projects at CEMIG’s hydroelectric generation facilities. However, there is a possibility that future decisions by the environmental authorities, or changes in the environmental legislation, or even new information obtained from the studies which are in progress, may lead to a need for the construction of fishways at our hydroelectric generation facilities.

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

Transmission lines:  Several of the safety bands under our transmission lines have been occupied by unauthorized facilities (buildings, etc.) and dwellings. These occupations generate risks of electric shock and accidents involving people living at the location, and constitute an obstacle to maintenance of our electricity system. It is thus necessary to solve this situation over the coming years, either removing some of the occupants, or introducing improvements to make it possible to live with these invasions. Faced with the risks associated with this situation, we planned two lines of action for the coming years. The first is preparation of a document entitled “Diagnosis of areas invaded and under risk of invasion, for strengthening of inspection activities, including installation of improvements in locations classified as having high invasion risk”. In 2004, studies were begun for the contracting of a company specialized in geo-referenced mapping, which will identify the areas with potential for invasion, making possible decisions on measures and procedures in relation to control, monitoring and inspection of the transmission line paths where there is a high risk of invasion. The second line of action involves the evacuation of areas already invaded. The withdrawal of people from these areas involves payment of indemnities, regularization of electricity connections and the opening of bands for the construction of squares and streets.

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

The “Brazilian National Environment System” (SISNAMA—Sistema Nacional do Meio Ambiente) was created for the purpose of protecting the Brazilian environment. It consists of: an administrative body, the Governing Council (Conselho Governamental); a consultative and decision-making body, the National Environment Council, or CONAMA) (Conselho Nacional de Meio Ambiente); a central body, the Environment Ministry, or MMA (Ministério do Meio Ambiente); an executive body, the Brazilian Environment and Renewable Natural Resources Institute, or IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis); and various local and sectorial bodies. The agencies that merit special attention are CONAMA and IBAMA. CONAMA carries out or approves studies and assists and advises the Government Council on the official orders for government policy on environmental and natural resources, and on decisions, within its attributed scope, on regulations and other legislative rules applicable to the Brazilian environment. IBAMA enforces the national environment policy and inspects, preserves and supports the use of natural resources.

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

The Forest Policy of the State of Minas Gerais (Law No. 14,309 of June 19, 2002) and Decree No. 43,710 of January 8, 2004 does not oblige the operator to acquire the land area surrounding the reservoir, but it does demand indemnity for the restriction on use, in forms provided for by law. These rules, when applicable, will result in additional costs in connection with the installation of new hydroelectric power plants.

State Law 15,972 of January 12, 2006, governing environmental inspection, changed the structure of the environmental agencies of Minas Gerais and made several provisions increasing the amounts of fines to be paid in the State and broadening the inspection mechanisms, which now include the Minas Gerais Environmental Police. Some of its articles have not yet been regulated. We believe the promulgation and regulation of this law will strengthen the environmental inspection in the State of Minas Gerais, where the majority of the company’s facilities are located.

Any corporate entity involved in activities which cause pollutant effects, or the potential for pollutant effects, or which involve products which are considered dangerous to the environment, is obliged to register with IBAMA. This registry involves quarterly payments of an environmental control and inspection charge—TCFA, which for CEMIG’s activities is equal to an amount of approximately R$10 thousand per year.

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

CEMIG has implemented a strategy to study CDM project development opportunities in the carbon market. In order to undertake CDM projects, we are training our professionals, including through courses administered by USAID and the World Bank. Last year, CEMIG sponsored a course promoted by USAID and the World Bank at the State of Minas Gerais Industry Federation to discuss CDM projects in the State of Minas Gerais. We have created a multidisciplinary task force to mobilize our wholly-owned subsidiaries and affiliated companies to identify projects that would allow us to obtain certificates of reduction of greenhouse gases.

Operational Technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

Load Dispatch Center

The Centro de Operação de Sistema da Cemig (System Operation Center), or COS, located at our headquarters in Belo Horizonte, is the nerve center of our operations. The COS is a data clearing house and control center that uses fiber optic and coaxial cables, microwaves and other communication technologies to monitor and coordinate our generation and transmission systems in real time, helping to guarantee the security, continuity, and quality of our energy supply. With the restructuring of the Brazilian utility sector, the COS has begun operating through the ONS, controlling and supervising 40 substations, 23 large plants and 3,040 miles of transmission lines. The COS is certified according to the Quality Standard ISO 9001:2000.

Regional Distribution Operation Centers

Our distribution network is managed through seven Centros de Operações Regionais de Distribuição (Regional Distribution Operation Centers), or CODs. The CODs monitor and coordinate our distribution network operations in real time. The CODs are responsible for the supervision and control of 354 distribution substations, 235,747 miles of medium voltage distribution lines, 9,967 miles of sub-transmission lines and 6.0 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

The seven CODs dispatch an average of 8,000 services a day. All of the CODs are certified according to the Quality Standard ISO 9001: 2000. There are various systems in use to automate and support the CODs processes including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection and inspection. Technologies like geographic information system and radio/satellite data communication help to reduce the consumer restoration time and to provide better consumer attendance.

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

Internal Telecommunications Network

Our telecommunications network is one of the largest in Brazil. It includes a high performance microwave links with 198 communication stations, an optical system with 2.500 km of optical fibers and a mobile communication system with 300 trucking radios.

Corporate Data Network

Our corporate network integrates enterprise servers (one 649 MIPS Mainframe processing the Billing System and 6 Risc machines for the ERP System), more than 7,000 Intel microcomputers, 302 servers and 892 units of connectivity equipment, serving 194 sites in 101 cities of Minas Gerais. The centralized infrastructure uses modern servers and devices with service level agreements for hardware maintenance and software support. The process of reception of meter reading data, digital calculation of electricity bills, and issuance of electricity bills to consumers in CEMIG’s secondary network obtained  ISO-9001:2000 certification in 2005.

Call Center

We have one call center located in Belo Horizonte. Our final consumers can use a toll-free number to contact our call center to obtain information about their accounts and to report service problems. Our call center is integrated with the technologies available in the CODs, allowing us to provide up-to-the-minute information to consumers about service issues. Our call center is equipped with modern facilities and has more than 1,000 call center attendance staff who are able to receive about 60,000 calls per day. As an indication of the quality of its service, our call center has had  ISO 9001 Quality Certification since 2001.

Maintenance and Repair Systems

We use several maintenance and repair systems to minimize unscheduled interruptions in electrical service to our consumers. More than 90% of our service interruptions have resulted from factors such as lightning, fire, vandalism, wind and corrosion on our transmission and distribution networks, which are composed largely of steel towers, although we also have wood and concrete overhead lines.

Twice a year on average we inspect our 10,074 miles of sub-transmission lines and our 3,104 miles of transmission lines, using helicopters, cars, motorcycles and special vehicles such as live line trucks and special motorcycles designed to reach towers otherwise inaccessible. The 53,000 sub-transmission poles and 11,400 transmission poles are recorded using the Global Positioning System—GPS. Our linemen inspect most of the towers at least once a year, depending on the age and the importance of such line for our system. We also use a Gimbal Camera in the aerial inspections. CEMIG has continually introduced new predictive techniques into our maintenance program, such as corona and infrared inspections. The Gimbal Camera works with both the real image and the infrared image of the conductors. Once a year, we fly over our lines with this Gimbal Camera. In addition, CEMIG was the first energy company in Brazil to use corona inspection to detect problems in its lines, and we have used this technology to inspect our lines every five years since 1990.

As most interruptions in our system are caused by lightning, we have installed Zinc Oxide (ZnO) surge arresters on the lines that are more susceptible. CEMIG was the first energy company in South America to use this technology to protect its lines against lightening.

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

Information Security Management

In November 2005 we concluded the Corporate Information Security Plan. The principal objectives of this plan are to perform a risk assessment of our information system, to prepare an action plan to reduce the risk of loss of information confidentiality, integrity and availability and to ensure compliance with legal and regulatory requirements. We created an information security committee with representatives from the major areas of the company and implemented new information security policies, including seven new corporate rules and eight new IT procedures. We informed our employees of the new rules through seminars, presentations, brochures delivered to each employee and intranet links to issues and related rules. We also developed and tested an information classification procedures based on information confidentiality, integrity and availability.

During 2005 we also concluded a business impact analysis of the critical processes and their related information systems, assets and staff required for the recovery of our system in the event of a disaster. As a result of this analysis, we began the implementation a business continuity plan for our two main IT facilities, in order to immediately reestablish the critical processes after a disaster. The overall implementation of the business continuity plan depends on investments in hardware and software that are being planned.

Management Tools

Enterprise Resource Planning

Our current Enterprise Resource Planning (SAP R/3), or ERP, was updated in 2005 and has functionalities covering accounting, cost and funds control, budgeting, investment management, treasury, cash flow management, quality control, project management, inventory management, maintenance, asset control, human resources management (including payroll, time management and personnel development), travel management, financial consolidation, sales management and a workflow functionality covering the finance and supply chains. The ERP also includes data warehouse functionality, balanced scorecard and long-term cash flow monitoring.

Quality Management Systems

In 1991, CEMIG instituted a quality control program referred to as the Total Quality Program. In 1999, as part of this program, we adopted the International Standardization Organization Project—ISO, through which different parts of our operations and management have been certified according to International Standards known as ISO 9001, ISO 14001. In addition, we also certify parts of our environmental process operations according to internal criteria.

In addition to the continued implementation of the Quality and Environment Management systems in our activities and processes, we also have in progress the implementation of a Health and Safety Management System, providing control in accordance with the standards for this type of system.

Besides the International Standardization Organization Project, we have elaborated CEMIG’s Management System Manual and Procedures that integrates the Quality, Environment and Health and Safety Management Systems. This is an internal document based on our experience acquired in the last few years.

CEMIG has been increasing its certification program, which ensures functionality in our activities and greater efficiency in the results. We have received ISO 9001/2000 certification for, among others, the following aspects of our business: consumer service offices, call centers, laboratories,  maintenance of remote protection system equipment, data reception and billing, and the São Simão, Emborcação and Miranda hydroelectric power plants (which represented 58% of our installed capacity at December 31, 2005). Products and services certified include: new consumer connections; billing; collection; product sales and services; network expansion and improvement; network operation; public lighting maintenance and restoration; overhead lines and network maintenance and inspection; electric system planning; and substation and equipment maintenance and inspection.

In February 2000, the Nova Ponte hydroelectric power plant received ISO 14001 certification, and in 2005 it was certificated under the Integrated Management System (ISO 9001, ISO 14001 and OHSAS 18001). The certification includes Galheiro’s nature reserve and the 156 square mile reservoir. Itutinga hydroelectric power plant was certificated under Integrated Management System in 2005. In March 2006, the São Simão hydroelectric power plant was also certificated under OHSAS 18001.

By 2005, The Commercial Relationship and Services Management of Montes Claros, which operates in 77 municipalities with more than 385 thousands customers, and Camargos hydroelectric power plant were certified under ISO 9001, OHSAS 18001 and Cemig EMS (Environmental Management System).

We had environmental certification to Cemig EMS standards for a total of 180 municipalities, 54 substations, approximately 621 miles of transmission lines with voltage above 138 kV, and our materials storage and logistics warehouses.

Risk Management

With the assistance of a leading consulting firm chosen through a formal selection process, we began establishment of a Corporate Risk Management System in 2003, and consolidated it in 2004 and 2005 in connection with our unbundling process. As holder of a concession in the Brazilian electricity sector, we operate in environments where factors such as corporate restructurings, regulations issued by government agencies, technological development, globalizations and changes in the consumer market generate uncertainties and threats.

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

Our Corporate Risk Management System aims to achieve the following: operate as an auxiliary in achievement of the objectives set by the strategic plan; create awareness among shareholders of the possible events that could constitute a risk of loss of value; structure the company to be able to take proactive stances in relation to its risk environment; provide the company’s executives with a methodology and tools for effective management of risk; and provide other areas of strategic management with input concepts and procedures, and factors that strengthen the company’s organizational control infrastructure.

In 2005, the Corporate Risk Management System was revised and updated in order to adapt to the regulatory changes implemented by the New Industry Model Law. We also initiated the activities of the Corporate Risk Management Committee CGRC, which will approve the final version of the Corporate Risks Management Policy and published and implemented a Corporate Risk Management Procedures Manual.

In 2003, CEMIG’s Electricity Risks Management Committee, or CGRE, was created to propose policies and procedures for approval by the executive officers, according to corporate risk policy, to minimize risks in the contracting (purchase and sale) of energy. The committee has members from numerous areas of the Company, including generation, distribution, sales, legal and financial. The CGRE gives support to the decisions of the executive officers in relation to the Company’s energy commercialization to Free Consumers and participation in the CCEE auctions. Based on risk analyses, the CGRE proposes the maximum volumes that could be sold and the amounts purchased by distributors in the auctions.

Management of Financial Risks

In 2004, we continued putting in place the “Risk Control” software for management of financial risks, to monitor the risks associated with the carrying out of transactions in the financial markets. Use of this software, associated with implementation of the risk management methodology, is designed to give our managers capacity to recognize the existing and potential risks and to control them, and to operate proactively in relation to their environment of financial risks when implementing plans of action. We are now integrating the “Risk Control”

software with some financial programs of Enterprise Resource Planning (SAP R/3) and we expect the full implementation of the software to be concluded in 2006.

Property, Plant and Equipment

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment, including our investment in certain consortia that operate electricity generation projects, was R$11,971 million at December 31, 2005 (including ongoing construction projects). Generation facilities represented 51.8% of this net book value, transmission and distribution facilities represented 44.2% and other miscellaneous property and equipment, including natural gas and telecommunication facilities, represented 4.1%. The average annual depreciation rate applied to these facilities was 2.4% for hydroelectric generation facilities, 3.0% for transmission facilities, 4.7% for distribution facilities, 9% for administration facilities,  and 7.9% for telecommunication facilities. Our facilities are generally adequate for our present needs and suitable for their intended purposes. Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2005. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

Item 4A.               Unresolved Staff Comments

Not Applicable

Item 5.                          Operating and Financial Review and Prospects

You should read the information contained in this section together with our financial statements contained elsewhere in this annual report. The following discussion is based on our financial statements, which have been prepared in accordance with U.S. GAAP and presented in reais.

General

We are a state-controlled energy company engaged, through our subsidiaries, primarily in the generation, transmission and distribution of electricity in Minas Gerais. According to ANEEL, at December 31, 2005, we were the sixth largest electric power generation concessionaire in Brazil as measured by total installed capacity, and for the year ended December 31, 2005, we were the largest electric power distribution concessionaire in Brazil, as measured by GWh of energy sold to final consumers. We supplied approximately 97% of the electricity consumed in Minas Gerais during the year ended December 31, 2005. See “Item 4. Information on the Company—Consumers and Billing.”  At December 31, 2005, we generated electricity at 49 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 6,113 MW, of which the hydroelectric plants accounted for 5,928 MW. See “Item 4. Information on the Company—Generation and Purchase of Electric Power.”  The State Government as our controlling shareholder establishes our operating and long-term strategy.

The following are our subsidiaries as of December 31, 2005:

•                                          Cemig Geração e Transmissão S.A. (100% interest). Cemig Generation and Transmission, which as of January 1, 2005 is engaged in the generation and transmission of energy.

•                                          Cemig Distribuição S.A. (100% interest): Cemig Distribution, which as of January 1, 2005 is engaged in the distribution of energy.

•                                          Sá Carvalho S.A. (100% interest). Sá Carvalho is engaged in the production and sale of electric energy and holds the concession to operate the Sá Carvalho hydroelectric power plant.

•                                          Rosal S.A. (100% interest). Rosal is engaged in the production and sale of electric energy and holds the concession to operate Rosal hydroelectric power plant. See Note 10 to our consolidated financial statements.

•                                          Usina Térmica Ipatinga S.A. (100% interest). Usina Térmica Ipatinga  is an SPP engaged in the production and sale of electric energy at the Ipatinga thermoelectric and steam power plant.

•                                          Empresa de Infovias S.A. (99.94% interest). In April 2006, our ownership of Empresa de Infovias S.A. became 100.00%. The principal activities of Empresa de Infovias S.A. are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Empresa de Infovias S.A. owns 69.25% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities of the State of Minas Gerais.

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

•                                          Central Termelétrica de Cogeração S.A. (100% interest). Central Termelétrica de Cogeração  used to be engaged in the production and sale of thermoelectric energy, as an IPP, through the Barreiro thermoelectric plant, located on Vallourec & Mannesmann’s premises in the State of Minas Gerais. On January 30, 2006, ANEEL approved the transfer of the authorization to produce and sell the energy of the Barreiro thermoelectric power plant from Central Termelétrica de Cogeração S.A. to Usina Termelétrica Barreiro S.A.

•                                          Usina Termelétrica Barreiro S.A. (100% interest). Usina Termelétrica Barreiro is an IPP engaged in the production and sale of electric energy of the Barreiro thermoelectric power plant.

•                                          Central Hidrelétrica Pai Joaquim S.A. (100% interest). Central Hidrelétrica Pai Joaquim used to be engaged in the production and sale of electric energy of Pai Joaquim small power plant as an IPP. On December 19, 2005, ANEEL approved the transfer of the authorization to produce and sell the energy of the Pai Joaquim small power plant from Central Hidrelétrica Pai Joaquim S.A. to CEMIG PCH S.A.

•                                          CEMIG PCH S.A. (100% interest). Cemig PCH is an IPP engaged in the production and sale of electric energy of the Pai Joaquim small power plant.

•                                          Cemig Capim Branco Energia S.A. (100% interest). Cemig Capim Branco Energia is engaged in the production and sale of electric energy of Capim Branco Power Facility.

We also have a 100% interest in CEMIG Trading S.A. which was organized to conduct specific projects in the electric energy sector and has not yet commenced operations.

Our consolidated financial statements as of and for the years ended December 31, 2005 and 2004 include the financial results of CEMIG and all of our subsidiaries (operational and pre-operational) described above, other than Central Termelétrica de Cogeração S.A. and Central Hidrelétrica Pai Joaquim S.A. which were not consolidated in 2004 because they were jointly controlled and became wholly owned in 2005. Aditionally, Gasmig was not consolidated as of December 31, 2005 and 2004 due to they were jointly controlled companies. In 2004, we entered into a Shareholders’ Agreement with Petrobras and Gaspetro in connection with the sale of 40% of our equity interest in Gasmig. Gasmig’s revenues and expenses were included in our consolidated Statement of Income up to December 15, 2004. Gasmig’s assets and liabilities are not included in our consolidated financial statements as of December 31, 2004 and December 31, 2005.  See Notes 2 and 10 to our consolidated financial statements. As of December 31, 2005, we had the following unconsolidated investments:

•                                          Companhia de Gás de Minas Gerais—GASMIG (55.19% interest). Gasmig is engaged in the acquisition, transportation and distribution of natural gas. In December 2004, CEMIG sold 40% of its interest in Gasmig. See Note 9 to our consolidated financial statements.

•                                          Companhia de Transmissão Centroeste de Minas (51% interest). Companhia de Transmissão Centroeste de Minas is engaged in building, implementing, operating and maintaining the 345 kV transmission line from the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta.

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

•                                          Companhia Transirapé de Transmissão (24.5% interest). Companhia Transirapé de Transmissão will be responsible for constructing, implanting, operating and maintaining the 230 kV transmission line LT Irapé — Araçuaí.

•                                          Transchile Charrúa Transmisión S.A. (49% interest). Transchile Charrúa Transmisión will be responsible for constructing, installing, operating and maintaining the 220 kV transmission line LT Charrúa — Nueva Temuco in Chile.

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

SFAS No. 71 requires rate-regulated public utilities such as CEMIG to record certain costs and credits allowed in the rate-setting process in different periods than for non-regulated entities. These costs and credits are deferred as regulatory assets and are recognized in the consolidated statement of operations at the time they are reflected in rates. Accordingly, we capitalize allowable incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is realized when we collect the related costs through billings to consumers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. We evaluate and revise the accounting for our regulatory assets on an ongoing basis as new regulatory orders are properly issued and account for our activities under SFAS No. 71. As we recognize regulatory assets in accordance with rulings of the regulatory authorities of the Federal

Government, future regulatory rulings may impact the carrying value and accounting treatment of our regulatory assets.

During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to consumers, due to low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales. In December 2001, electricity concessionaires in Brazil, including us, reached an industry-wide agreement with the Federal Government that provided resolution to rationing related issues as well as certain electricity rate-related issues. This agreement, known as the General Agreement of the Electricity Sector, generally allows for increased rates to be charged to electric power consumers until the amounts lost by the power generation and distribution concessionaires as a result of the rationing are recovered. The rate increases set forth in the General Agreement of the Electricity Sector intended to reimburse rationing-related losses are expected to remain in effect from January 2002 for an average of 74 months. However, no assurance can be given that the full amount of the rationing-related losses we incurred will be recovered over this period.

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

We perform periodic evaluations of the recoverability of our deferred regulatory assets in order to determine whether impairment provisions are necessary based on applicable ANEEL regulations. We record loss provisions as necessary. These provisions are based on projections prepared by us, which projections may change in response to regulatory changes and other developments. See Notes 2(p) and 4 to our consolidated financial statements. If ANEEL disallows a material amount of capitalized costs to be included in future rates, the write-off of the regulatory assets may have a material adverse impact on our operating results.

Valuation of assets

We have long-lived assets, including power generation plants. Many of these assets are the result of recent capital investments and have not yet reached a mature life cycle in construction. We assess the carrying amount and potential impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider in determining whether an impairment review is necessary include a significant underperformance of the assets relative to projected future operating results and significant negative industry or economic trends. We determine when an impairment review is necessary through a comparison between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two amounts, an impairment loss is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by quoted market prices, appraisals or the use of valuation techniques such as expected discounted future cash flows. We must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets. In determining estimated future cash flows, we consider historical experience as well as future expectations and estimated future cash flows are based on expected future rates and expected future consumer demand. A significant reduction in actual cash flows and estimated cash flows may have a material adverse impact on our operating results and financial condition.

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

The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. These assumptions are described in note 15 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries and healthcare costs. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other post-retirement obligations.

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

We continuously monitor collections and payments from consumers and review and refine our estimation process. A future change in our estimates could result in an increase in the allowance for doubtful accounts which could have a material adverse impact in our corporating results and financial condition.

Recently Issued U.S. GAAP Pronouncements

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets”, an amendment of APB 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this statement is issued. Retroactive application is not permitted. We will apply this statement in case the exchanges of nonmonetary assets occur in fiscal years beginning after such date.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” which replaces APB Opinion 20, Accouting Changes and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This Statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior period’s financial statements of change in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Requires that a change in depreciation, amortization or depletion be accounted for as change in accounting estimate effected by a change in accounting principle. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. We assessed the provisions of this statement and will apply then as circumstances arise.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. We will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

Analysis of Electricity Sales and Cost of Electricity Purchased

Electricity rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See Annex A—“The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems”.

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

The following table sets forth the average rate (in reais per MWh) and volume (by GWh) components of electricity sales and purchases for the periods indicated. The term “average rate” refers to revenues for the relevant class of consumers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.

	Year ended December 31,
	2005	2004	2003
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	121.42	154.51	132.07
Residential rate	463.04	405.00	356.10
Commercial rate	401.17	355.10	305.41
Rural rate	243.69	213.98	186.20
Public services rate and others	270.01	236.99	200.97

Total sales to final consumers (GWh)
Industrial consumers	23,472	22,969	21,715
Residential consumers	6,589	6,526	6,529
Commercial consumers	3,754	3,537	3,402
Rural consumers	1,941	1,846	1,783
Public services and other consumers	2,574	2,498	2,478

Average rate (R$/MWh)	223.72	225.68	196.67
Total revenues (millions of R$)	8,708	8,541	7,163
Sales to distributors:
Volume (GWh)	1,255	364	621
Average rate (R$/MWh)	90.84	68.68	51.53
Total revenues (millions of R$)(1)	114	24	32
Electricity Purchases from Itaipu:
Volume (GWh)	12,144	11,936	12,220
Average cost (R$/MWh)	67.93	93.50	96.15
Total cost (millions of R$)	825	1,116	1,175

(1)             Does not include R$123 million, R$12 million and R$24 million relating to energy transactions on the CCEE during 2005, 2004 and 2003, respectively.

Rates

Our results of operations in the past have been significantly affected by fluctuations in the levels of rates that we are permitted to charge for the generation and distribution of electricity. The rate-setting process in Brazil has historically been influenced by government attempts to control inflation. With the restructuring of the electric power sector in Brazil that commenced in 1995 and under the terms of the renewal of the concession agreement that we signed with ANEEL in 1997, the process by which rates are set has changed to a significant degree. Electricity that we distribute to captive consumers (those consumers that have demand lower than 3 MW and connected at voltage levels lower than 69 kV, including residential, commercial and some industrial consumers) is provided at rates that are adjusted and revised by ANEEL in accordance with the provisions of our concession contract. We have entered into electricity supply contracts at freely negotiated rates with our Free Consumers (those consumers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more that have chosen to become Free Consumers) that elected not to be subject to ANEEL’s rate-setting structure. Under Law No. 10,848, distribution companies are no longer allowed to enter in new contracts for sale of electricity to Free Consumers at non-regulated prices. See “The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems” in Annex A.

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

The difference between the revenue under the 31.53% rate adjustment and the revenue that would have been earned based on the 44.41% rate adjustment was recorded by CEMIG as a deferred regulatory asset of R$1,175 million as of December 31, 2005, including monetary variation and accrued interest at a rate of 11.26%, to be recovered through the annual readjustments until 2007. See Note 4 to our consolidated financial statements.

ANEEL issued Resolution No. 310 on April 6, 2006, which established our average annual rate adjustment of 16.19%. CEMIG´s distribution concession contract provides for an annual readjustment which becomes effective on every April 8. The last three average annual readjustments with their respective components were as follows:

	2006	2005	2004

Average annual rate adjustment	16.19%	23.88%	19.13%

Components
Rate adjustment index	5.31%	6.68%	7.59%

Deferred regulatory asset	5.82%	5.72%	2.53%

Intra-annual variation of fixed costs (CVA)	1.24%	7.35%	8.88%

Increases in the Programa de Formação do Patrimônio do Servidor (a found for the benefit of public employees), or PASEP, and the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, taxes	1.81%	2.49%	—

Revenue we did not achieve in 2004 as a result of the re-issuing of Resolution No. 83 on may 24, 2004, which reduced our rates	1.45%	1.60%	—

Other financial adjustments	0.56%	0.05%	0.14%

Power Rationing and Government Measures to Compensate Electric Utilities

Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil’s significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil’s major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures in response to these conditions. First, the President of Brazil passed Provisional Measure No. 2,147 on May 15, 2001 (as updated by Provisional Measure No. 2,152-2 on June 1, 2001), creating the Câmara de Gestão da Crise de Energia Elétrica, or Energy Crisis Committee. The Energy Crisis Committee resolved on May 16, 2001 to require certain electricity distributors, including us, to suspend distribution of electricity to new consumers (except residential and rural consumers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%. Second, the President passed Decree No. 3,818, on May 15, 2001, requiring the Federal Government to reduce its electricity consumption by 35% beginning July 1, 2001. Third, on May 18, 2001, the Federal Government announced additional power rationing measures to be imposed on industrial, commercial and residential consumers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by 20% of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period. Further measures provided that bonuses would be paid to residential consumers whose energy consumption was lower than the requisite target and that power cuts and surcharges would be imposed on consumers whose energy consumption exceeded the requisite target. ANEEL established specific accounts and controls to record the effect of the rationing measures relating to the bonus, surcharge and other related costs. The power rationing measures ultimately ceased on February 28, 2002.

On October 17, 2001, the Federal Government, through Provisional Measure No. 4, approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including us, would be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the aforementioned surcharges. In 2002, we received approximately R$132 million as reimbursement for a portion of the expenses we incurred in connection with payment of bonuses to consumers. In addition, we are currently negotiating with ANEEL our reimbursement of approximately R$23 million relating to surcharges that were not paid by certain consumers because their surcharges are under dispute. There is no assurance that ANEEL will reimburse us, and therefore the total estimated exposure to the Company for this matter is fully reserved. In accordance with ANEEL Resolution No. 600, dated October 31, 2002, we have been reimbursed for operating costs of approximately R$28 million that relate to the adoption of the Electricity Rationing Plan and that exceed amounts received from surcharges on consumer rates. Reimbursement of these operating costs was made through rate increases in force since April 8, 2003, April 8, 2004 and April 8, 2005.

On December 12, 2001, through Provisional Measure No. 14, approved on April 26, 2002 by Law No. 10,438, the Federal Government authorized the creation of the General Agreement of the Electricity Sector. The General Agreement of the Electricity Sector provides that electric power distribution and generation companies in Brazil, such as us, will be compensated for revenue losses caused by the reduction in amounts of energy sold and the purchase of energy on the CCEE, as applicable, due to the Federal Government-mandated rationing measures. Compensation is made by means of an extraordinary increase in the energy rate applicable to future power sales and companies are entitled to use this increased rate for an average period of 74 months, beginning January 2002. See Note 4 to our consolidated financial statements.

Impact of Our Account Receivable from the State Government

               As described further in “Additional Information—Material Contracts”, we have an account receivable from the State Government, referred to as the CRC Account, that totaled R$2,942 million as of December 31, 2004. Our liquidity and net income are affected by payments made by the State Government in connection with the CRC Account. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. The CRC Account Agreement has been amended four times, as described below.

              On January 24, 2001, the First Amendment to the CRC Account Agreement replaced the monetary adjustment index of UFIR with the IGP-DI, retroactive to November 2000, since the UFIR was eliminated in October 2000.

             The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002 and therefore, in October 2002, the Second and Third Amendments to the CRC Agreement were signed, which separated the debt into two amounts and established new payment terms. In 2003 and 2004, we offset a portion of these overdue amounts from 2001 and 2002 against payments of interest on capital that we are required to make to the State Government as our shareholder. We had recorded a provision for losses as of December 31, 2004 for the total amount of the Second Amendment, since the State Government had not made payments on this balance since January 2003 and the Second Amendment did not provide for any guarantees. The Third Amendment stipulated that the guarantee relating to the dividends payable to the State Government would remain in force even after the original term of the Third Amendment. Our long-term estimates of future net income indicated that the dividends payable to the State Government would be sufficient to recover the amounts due under the Third Amendment and, consequently, no provision for losses was recorded.

Given the prior default by the State Government in the payment of amounts due under the CRC Account Agreement since  2001, and in order to ensure the full payment to us of the installments due by the State Government under the CRC Account balance, the Fourth Amendment to the CRC Account Agreement was signed on January 23, 2006. Under the Fourth Amendment, the State Government irrevocably agreed to pay the outstanding CRC Account balance, corresponding to R$2,942 million at December 31, 2004 , plus interest, by authorizing CEMIG to retain 65% of the ordinary dividends and interest on capital due to the State Government. The outstanding balance is subject to monetary correction for inflation by the variation in the IGP-DI inflation index and will bear interest at 8.18% per year, compounded semi-annually.

Under the Fourth Amendment, the State is required to make 61 semi-annual payments due on June 30 and December 31 of each year. The Fourth Amendment applies retroactively to December 31, 2004, with the first payment date being June 30, 2005 and the final payment being due on June 30, 2035. The semi-annual payments will be adjusted for inflation by the IGP-DI inflation index. The 65% of dividends and interest on capital retained by CEMIG are to be applied in the following order: (i) the settlement of any past due installments, (ii) the settlement of the installment relating to the half-year in which dividend or interest on capital takes place, (iii) pre-payment of up to two installments and (iv) amortization of the outstanding balance due under the CRC Account.

If the retention of ordinary dividends and interest on capital is not sufficient to cover the applicable installment, beginning on January 1, 2008, CEMIG is entitled to retain up to 65% of any extraordinary dividends or interest on equity due to the State Government for the payment of that installment. Furthermore, if the sum of 65% of the ordinary dividends and interest and capital and extraordinary dividends on interest and capital is not sufficient to cover an installment due, CEMIG is entitled to retain 100% of such dividends and interest on capital, beginning in the six-month period immediately following that of the past due date of the past due installment. In addition, if there is a reduction in the ownership of CEMIG by the State Government, the retention percentage will be automatically adjusted upward such that the amount of the dividend retained will remain the same as the amount equal to 65% of dividends based on the current ownership of CEMIG by the State Government.

The Company has recorded a provision for losses on the CRC Account receivable under the Fourth Amendment of the CRC Account Agreement in the amount of R$1,622 million as of December 31, 2005 based on its estimate of future net income for the period up to 2035, the end of the respective concession term. This estimate resulted in the partial reversal of the provision recorded at December 31, 2004 of R$223 million. Our estimate of future net income to calculate such provision did not take into account the new asset acquisitions foreseen in our long-term strategic plan.

In January 2006 we created the Cemig CRC Account Securitization Fund (Cemig—Fundo de Investimento em Direitos Creditorios Conta CRC), or the FIDC. We assigned all our receivables under the CRC Account Agreement to the FIDC. The present value of the CRC Account receivables transferred to the FIDC is R$1,659 million, as of  January 27, 2006 and the capital structure of the FIDC is composed of R$900 million of senior quotas held by third parties and approximately R$759 million of subordinated quotas held by us.

For additional information regarding the FIDC, see “Additional Information—Material Contracts”.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. Although our electricity purchases from Itaipu are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. However, we have  foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may  impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation.

We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2005, we used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2005, we had entered into swap agreements in the notional amount of US102.9 million and, with respect to the Japanese yen, in the amount of ¥3,879 million (equivalent to US$32.8 million), in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar and Japanese yen variations to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Certificates of Deposit) rate, or CDI. See Notes 2(d), 13, 20, 22 and 23 to our consolidated financial statements.

Unbundling

In 2004, we undertook a reorganization of our corporate structure to comply with Law 10,848/04, which establishes that a distribution company may not exercise other activities such as the generation and transmission of electric energy. Two wholly-owned subsidiaries were created, Cemig Generation and Transmission and Cemig Distribution, which carry out the activities of electricity generation and transmission and electricity distribution, respectively. This process was finalized by ANEEL with respect to our distribution and transmission concessions through amendments to the existing concession contracts, and will be finalized with respect to the generation concession upon ANEEL’s convocation to sign amendments to the existing generation contracts.

Financial Reporting and Tax Considerations

The unbundling has not resulted in material differences in the presentation of our reporting for financial purposes in accordance with U.S. GAAP or Brazilian GAAP since the financial results of the new generation, transmission and distribution subsidiaries are consolidated with ours. Our marginal tax rate, on a consolidated basis, has not changed materially as a result of the unbundling. However, our operating results were adversely affected as a consequence of the application of certain Brazilian revenue taxes. The revenue taxes which caused the adverse effect on operating results include the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, and the Programa de Formação do Patrimônio do Servidor (a fund for the benefit of public employees), or PASEP, and were assessed against our consolidated revenues at a combined rate of approximately 4.65% from December 2002 to January 2004 and 3.65% from January through November 2002. Since February 2004, the combined tax rate for these contributions is 9.25% of a tax base equal to the gross revenue less certain deductions. Due to the unbundling, the revenue taxes were assessed at the subsidiary level with respect to revenues of the generation subsidiary and, separately, revenues of the distribution subsidiary.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net operating revenues

Net operating revenues increased 0.5% from R$7,479 in 2004 to R$7,513 in 2005.

	2005	% of net operating revenues	2004	% of net operating revenues	2005 versus 2004 - %

Electricity sales to final consumers	8,708	115.8	8,541	114.2	2.0

Regulatory extraordinary rate adjustment	8	0.1	89	1.2	(91.0)

Deferred rate adjustment	110	1.5	640	8.5	(82.8)

Electricity sales to the interconnected power system	237	3.2	36	0.5	558.3

Use of basic transmission network	1,523	20.3	245	3.3	521.6

Other operating revenues	168	2.2	536	7.2	(68.7)

Tax on revenues	(3,241)	(43.1)	(2,608)	(34.9)	24.3

Total net operating revenues	7,513	100.0	7,479	100.0	0.5

Although there were rate adjustments of 14.0% in April 2004 (full effect in 2005) and 23.9% in April 2005 and a 2.6% increase in the volume of our electricity sales to final consumers in 2005, revenues from electricity sales to final consumers increased only 2.0%. A significant number of industrial consumers were moved to the category of Free Consumers beginning in January 2005. As a result, the TUSD charges related to the use of the local distribution network of the Free Consumers began to be charged separately and recorded under  the item “Use of Basic Transmission Network” in the amount of R$1,201 million in 2005. In 2004, TUSD was included in the total revenues from electricity sales to final customers. Based on the total of the TUSD revenues and the revenues from the electricity sales to final customers, total revenues increased 16.0% in 2005 compared to 2004.

We recorded revenue relating to the regulatory extraordinary rate adjustment in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final consumers, and in accordance with EITF Issue No. 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” which establishes a 24-month limit for the recovery of revenue losses incurred during the Energy Rationing Plan. See Note 4 to our consolidated financial statements.

Revenues related to the deferred rate adjustment were R$110 and R$640 million in 2005 and 2004, respectively. ANEEL Resolution No. 71, dated April 4, 2005, disclosed the results of CEMIG’s periodic rate review. According to this resolution, the rate adjustment to be applied to CEMIG’s rates beginning on April 8, 2003 was 44.4%, instead of the 31.5% previously applied. The difference will be included by ANEEL in future rate adjustments. The amounts recorded represent the difference between the tariff adjustment that CEMIG is entitled to and the rate previously applied. The higher amount recorded in 2004 represents the difference that occurred in the period between April 2003 to December 2004. See Note 4 to our consolidated financial statements.

Electricity sales to the interconnected power system were R$237 million in 2005, a 558.3% increase compared to R$36 million in 2004. This increase resulted primarily from the sale of power surplus by Cemig Distribution on the spot market in 2005.

Income from the use of the basic transmission network increased R$1,278 million, or 521.6%, from R$245 million in 2004 to R$1,523 million in 2005. This increase was primarily due to the TUSD revenues of Cemig Distribution, which totaled R$1,201 million in 2005, resulting from the charges paid by Free Consumers for the power sold by Cemig Generation and Transmission. As noted above, the TUSD had been included in the power supply tariff of Final Consumers until 2004. The balance of this item also includes income from the use of the facilities that are part of CEMIG’s basic transmission network by electric power generators and distributors that comprise the national grid, in the amount of R$313 million in 2005 compared to R$243 million in 2004.

Other operating revenues decreased 68.7%, from R$536 million in 2004 to R$168 million in 2005. The variation in our other operating revenues in 2005 is due in part to our consolidation of Gasmig’s revenues for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40.00% equity interest in Gasmig to Petrobras. In 2005, we reported our investment in Gasmig under the equity method. The Gasmig revenues consolidated in 2004 were R$420 million. See Notes 9 and 18 to our consolidated financial statements.

Taxes on revenues increased 24.3% to R$3,241 million in 2005, compared to R$2,608 million in 2004, as a result of the increase in our electricity sales to final consumers (including TUSD revenue) in 2005 as compared to 2004. Taxes on revenues consist of:  (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; (iii) PASEP, assessed at a rate of 1.65%; and (iv) the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a charge established in 2002 that is prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages. See Notes 4 and 18 to our consolidated financial statements.

Operating costs and expenses

Operating costs and expenses increased 13.2% to R$6,189 million in 2005 from R$5,466 million in 2004. This increase was principally due to an increase in regulatory charges in 2005, increased use of the basic transmission network and a provision for a loss on deferred regulatory assets.

	2005	% of net operating revenues	2004	% of net operating revenues	2005 versus 2004 - %

Electricity purchased for resale	(1,455)	(19.4)	(1,370)	(18.3)	6.2

Natural gas purchased for resale	—	—	(268)	(3.6)	—

Use of basic transmission network	(709)	(9.4)	(538)	(7.2)	31.8

Depreciation and amortization	(669)	(8.9)	(677)	(9.0)	(1.3)

Personnel	(779)	(10.4)	(788)	(10.5)	(1.1)

Regulatory charges	(983)	(13.1)	(861)	(11.5)	14.2

Third-party services	(420)	(5.6)	(329)	(4.5)	27.7

Employee post-retirement benefits	(257)	(3.4)	(153)	(2.0)	68.0

Materials and supplies	(95)	(1.3)	(83)	(1.2)	14.4

Provision for loss on deferred regulatory assets	(183)	(2.4)	(9)	(0.1)	1,933.3

Employees profit sharing	(260)	(3.5)	(110)	(1.5)	136.4

Other	(379)	(5.0)	(280)	(3.7)	35.4

Total operating costs and expenses	(6,189)	(82.4)	(5,466)	(73.1)	13.2

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás. We are required under applicable regulations to purchase 17.0% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE, Furnas and through competitive biddings. Electricity purchased for resale increased 6.2% to R$1,455 million in 2005 from R$1,370 million in 2004. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied. See Note 19 to our consolidated financial statements.

Natural gas purchased for resale was R$268 million in 2004. We consolidated Gasmig’s revenues for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40.00% equity interest in Gasmig to

Petrobras. In 2005, we accounted for our investment in Gasmig using the equity method and therefore we did not consolidate its revenues and expenses in 2005.

Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the basic transmission network are fixed costs that represented a 31.8% increase from R$538 million in 2004 to R$709 million in 2005. The amount reported in the income statement refers to the amounts that were in fact included in the calculation of the tariff to be applied.

Depreciation and amortization expense did not vary significantly, decreasing 1.2% from R$677 million in 2004 to R$669 million in 2005. This reduction is due to the certain items that became fully depreciated in 2004. See Note 10 to our consolidated financial statements.

Personnel expense decreased from R$788 million in 2004 to R$779 million in 2005. Although there was a 7.00% salary increase granted to CEMIG’s employees in November 2004 (full effect in 2005), and a 7.6% salary increase granted in November 2005, we recorded a R$27 million provision in 2004 in connection with the implementation of our voluntary termination program and no such provision was recorded in 2005.

Regulatory charges increased 14.2% from R$861 million in 2004 to R$983 million in 2005, primarily due to the increase of R$124 million in the fuel usage quota. The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system. The amounts reported in the income statement related to regulatory charges refer to the amounts that were in fact included in the calculation of the tariff to be applied.

Third-party services expense increased 27.7% from R$329 million in 2004 to R$420 million in 2005. The increase was due to higher costs in 2005 related to meter reading, delivery of bills to consumers, collection services and maintenance of distribution and transmission lines and buildings.

Employee post-retirement benefits increased 68.0% from R$153 million in 2004 to R$257 million in 2005, due to a higher projected net periodic cost in 2005 as a result of a higher expected interest expense compared to the expected return on plan assets. See Note 15 to our consolidated financial statements.

We recorded a provision for losses of R$183 million in 2005 compared to a provision for losses on deferred regulatory assets of R$9 million in 2004. The provision recorded in 2005 is related to the amounts that CEMIG receives from other distribution companies in connection with energy transactions on the CCEE/MAE during the rationing plan. These distribution companies have a limited time, as stipulated by ANEEL, to transfer the amounts owed to us. The provision recorded in 2005 is based on a study we prepared to determine whether the time stipulated for the distribution companies to carry out the transfer would be enough time for the recovery of the amounts due. See Note 4 to our consolidated financial statements.

Employees profit sharing increased 136.4% from R$110 million in 2004 to R$260 million in 2005. This variation due to the collective labor agreements entered into by CEMIG and the labor unions in November 2005.

Other expenses increased 35.4% from R$280 million in 2004 to R$379 million in 2005. The main variation in other expenses between 2004 and 2005 was an increase of R$31 million in provision for  contingencies from R$34 million in 2004 to R$65 million in 2005.  See Note 19 to our consolidated financial statements.

Operating income

As a result of the foregoing, we had operating income of R$1,324 million in 2005, compared to operating income of R$2,013 million in 2004.

Financial income, net

Financial income, net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had net financial income  of R$754 million in 2005 compared to net financial income of R$350 million in 2004, principally due to a R$233 million reversal provision for losses on accrued interest on our account receivable from the State Government in 2005 compared to a provision of R$326 million in 2004  which was recorded on accrued interest on this receivable due to the execution of the Fourth Amendment to the CRC Account Agreement mentioned in Note 3 to our consolidated financial statements.

Non-Operating income

We had non-operating income of R$29 million in 2005 compared to a non-operating income of R$105 million in 2004. The non-operating income recorded in 2005 is related to Equity on investment on Gasmig. In 2004, CEMIG sold part of its shares in Gasmig, corresponding to 40% of the registered capital for R$154 million, resulting in a income of R$102 million.

Income taxes

Income taxes were an expense of R$300 million on pre-tax income of R$2,107 million in 2005, compared to an expense of R$731 million on pre-tax income of R$2,468 million in 2004. The main difference between income tax calculated at the statutory rate and the income tax expense recorded is the tax benefit of R$216 million and R$173 million in 2005 and 2004, respectively, with respect to interest on capital. See Note 5 to our consolidated financial statements.

Minority interests

The minority interest represented income of R$2 million in 2005, and was related to Empresa de Infovias S.A.

Net income

As a result of the foregoing, we had a net income of R$1,809 million in 2005 compared to net income of R$1,739 million in 2004.

Other comprehensive income ( loss)

Other comprehensive income was R$25 million in 2005 compared to other comprehensive loss of R$474 million in 2004  In the prior year, CEMIG made a change in some actuarial assumptions related to annual discount rate and the mortality rate. The effect of these changes was a significant increase in our retirement benefit obligation, which was recorded as an other comprehensive loss in 2004.

Comprehensive income

As a result of the factors stated above, comprehensive income was R$1,834 million in 2005 compared to R$1,265 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net operating revenues

Net operating revenues increased 24.4% to R$7,479 million in 2004 from R$6,016 million in 2003 due primarily due to higher electricity sales to final consumers.

	2004	% of net operating revenues	2003	% of net operating revenues	2004 versus 2003 - %

Electricity sales to final consumers	8,541	114.2	7,163	119.1	19.2

Regulatory extraordinary rate adjustment	89	1.2	63	1.0	41.3

Deferred rate adjustment	640	8.5	199	3.3	221.6

Electricity sales to the interconnected power system	36	0.5	56	0.9	(35.7)

Use of basic transmission network	245	3.3	257	4.3	(4.7)

Other operating revenues	536	7.2	468	7.8	14.5

Tax on revenues	(2,608)	(34.9)	(2,190)	(36.4)	19.1

Total net operating revenues	7,479	100.0	6,016	100.00	24.4

The increase in revenues from electricity sales to final consumers is primarily due to increases in the average rate and in the volume of electricity sales to final consumers. There was a 14.8% increase in the average energy rate in 2004 to R$225.68 per MWh compared to R$196.67 per MWh in 2003 as a result of rate increases of 31.5% in April 2003 (full effect in 2004) and 14.0% in April 2004. In addition, there was a 4.1% increase in the volume of our electricity sales to final consumers. In 2004, we recorded R$89 million in revenue relating to the regulatory extraordinary rate adjustment, a 41.3% increase compared to the R$63 million that we recorded in 2003. We recorded revenue relating to the regulatory extraordinary rate adjustment in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final consumers, and in accordance with consensus described in EITF Issue No. 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” which establishes a 24-month limit for the recovery of revenue losses incurred during the Energy Rationing Plan. See Note 4 to our consolidated financial statements.

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

Other operating revenues increased 14.5% to R$536 million in 2004 from R$468 million in 2003. The variation in our other operating revenues in 2004 is mainly due to a R$53 million increase in revenues from Gasmig, our subsidiary. We consolidated Gasmig’s revenues and expenses for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40% equity interest in Gasmig to Petrobras. See Notes 9 and 18 to our consolidated financial statements

Taxes on revenues increased 19.1% to R$2,608 million in 2004 from R$2,190 million in 2003 as a result of the increase in our electricity sales to final consumers in 2004 as compared to 2003 and as a result of the VAT billed to consumers in connection with the extraordinary rate adjustment. Taxes on revenues consist of:  (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; (iii) PASEP, assessed at a rate of 1.65%; and (iv) the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a charge established in 2002 that is prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages. See Notes 4 and 19 to our consolidated financial statements.

Operating costs and expenses

Operating costs and expenses increased 16.6% to R$5,466 million in 2004 from R$4,687 million in 2003, principally as a result of an increase in 2004 of regulatory charges, use of basic transmission network, electricity purchased for resale and higher personnel costs.

	2004	% of net operating revenues	2003	% of net operating revenues	2004 versus 2003 - %

Electricity purchased for resale	(1,370)	(18.3)	(1,396)	(23.2)	(1.9)

Natural gas purchased for resale	(268)	(3.6)	(246)	(4.1)	8.9

Use of basic transmission network	(538)	(7.2)	(310)	(5.2)	73.5

Depreciation and amortization	(677)	(9.0)	(686)	(11.4)	(1.3)

Personnel	(788)	(10.5)	(710)	(11.8)	11.0

Regulatobry charges	(861)	(11.5)	(585)	(9.7)	47.2

Third-party services	(329)	(4.5)	(325)	(5.4)	1.2

Employee post-retirement benefits	(153)	(2.0)	(109)	(1.8)	40.4

Materials and supplies	(83)	(1.2)	(88)	(1.5)	(5.7)

Employees profit sharing	(110)	(1.5)	(93)	(1.5)	18.3

Other	(280)	(3.7)	(313)	(5.2)	(10.5)

Reversal (Provision) for loss on deferred regulatory assets	(9)	(0.1)	174	2.9	—

Total operating costs and expenses	(5,466)	(73.1)	(4,687)	(77.9)	16.6

Electricity purchased for resale consists primarily of purchases from Itaipu through Centrais Elétricas Brasileiras S.A.—Eletrobrás. We are required under applicable regulations to purchase 17.0% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE and Furnas. Electricity purchased for resale decreased 1.9% to R$1,370 million in 2004 from R$1,396 million in 2003. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied. See Note 19 to our consolidated financial statements.

Natural gas purchased for resale increased 8.9% to R$268 million in 2004 compared to R$246 million in 2003 and consists of purchases made by our subsidiary, Gasmig.

Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network that are prorated among the Brazilian distribution companies. Charges for use of the basic transmission network are fixed costs that represented a 73.5% increase to R$538 million in 2004 compared to R$310 million in 2003 primarily due to increases in the operating costs of new transmission lines of the Brazilian electric system.

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

Employee post-retirement benefits increased 40.4% to R$153 million in 2004 compared to R$109 million in 2003 due to a higher projected net periodic cost for 2004 as a result of a higher expected interest expense compared to the expected return on plan assets. See Note 15 to our consolidated financial statements.

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

Employees profit sharing increased 18.3% from R$93 million in 2003 to R$110 million in 2004. This variation due to the collective labor agreements entered into by CEMIG and the labor unions in November 2004

Other expenses decreased 10.5% to R$280 million in 2004 from R$313 million in 2003. The main variations in other expenses in 2004 compared to 2003 were a decrease of R$25 million in losses on disposal of fixed assets and a decrease of R$50 million in other provisions for contingencies and doubtful accounts, offset by a provision in 2004 of R$24 million related to bonuses paid during the rationing period which were not reimbursed from the Federal Government and an increase of R$9 million in rental expenses. See Note 19 to our consolidated financial statements.

Operating income

As a result of the foregoing, we had operating income of R$2,013 million in 2004 compared to operating income of R$1,329 million in 2003.

Financial income, net

Financial income, net, includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had financial income, net of R$350 million in 2004 compared to financial income, net of R$674 million in 2003, principally due to a R$242 million decrease in foreign exchange revenues resulting from the 8.7% appreciation of the real against the U.S. dollar in 2004 compared to an 18.2% appreciation of the real against the U.S. dollar in 2003. Additionally, there was a R$122 million increase in losses from financial instruments due to the swap operations made in 2004 to reduce our exchange rate risk See Notes 3, 4, 13, 20, 22 and 23 to our consolidated financial statements.

Non-Operating income

On December 15, 2004, CEMIG sold part of its shares in Gasmig, corresponding to 40% of the registered capital, 0.5% to Gaspetro and 39.5% to its subsidiary, TSS Participações S.A for R$154 million, resulting in a gain of R$102 million.

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

Cash and cash equivalents

Cash and cash equivalents as of December 31, 2005 were R$1,349 million compared to R$916 million as of December 31, 2004 and R$466 million as of December 31, 2003. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2005.

Cash flow from operating activities

Net cash provided by operating activities in 2005, 2004 and 2003 totaled R$1,770 million, R$1,505 million and R$609 million, respectively. The increase in cash provided by operating activities in 2005 compared to 2004 was due primarily to higher amounts received related to deferred regulatory assets and the increase in 2004 compared to 2003 was due primarily to the financial settlement of the CCEE transactions in 2003. Significant non-cash items affecting earnings included  depreciation and amortization expense as a result of our on-going capital improvements projects, recognition of deferred regulatory assets, the effects of monetary variation and exchange rate variations and a partial reversal of the provision for loss on the receivable under the CRC Account Agreement.

Cash flow from investing activities

Net cash used in investing activities during 2005, 2004 and 2003 amounted to R$1,543 million, R$917 million and R$852 million, respectively, principally relating to the acquisition of property, plant and equipment and the modernization of existing generation, transmission and distribution facilities. Capital expenditures from the acquisition of property, plant and equipment amounted to R$1,511 million, R$1,061 million and R$1,029 million in 2005, 2004 and 2003, respectively. New investments in other affiliates also impacted net cash used in investing activities. Such investments amounted to R$32 million, R$10 million and R$4 million in 2005, 2004 and 2003, respectively. See “Item 4. Information on the Company—Capital Expenditures” for more detail regarding how these capital expenditures were applied by us.

Cash flow from financing activities

Net cash provided by financing activities during 2005 was R$206 million, comprised of R$1,515 million in proceeds from long-term financing, offset by the repayment of R$818 million of real- and foreign currency-denominated long-term financing and the payment of R$491 million in dividends and interest on capital.

Net cash used for financing activities during 2004 was R$138 million, comprised of R$1,207 million and R$316 million in proceeds from long-term financing and short-term loans, respectively, offset by the repayment of R$1,424 million of real- and foreign currency-denominated long-term financing and the payment of R$237 million in dividends and interest on capital.

Net cash provided by financing activities during 2003 was R$539 million, comprised of  R$694 million and R$820 million in proceeds from long-term financing and short-term loans, respectively, offset by the repayment of R$826 million of real- and foreign currency-denominated long-term financing and the payment of R$149 million in dividends and interest on capital.

Our indebtedness as of December 31, 2005 was R$4,826 million, composed of R$3,841 million of long-term debt and R$985 million of the current portion of long-term debt. This compares with indebtedness as of December 31, 2004 of R$4,167 million, composed of R$2,750 million of long-term debt and R$1,417 million of the current portion of long-term debt. Of our long-term debt (including the current portion) at December 31, 2005, R$779 million was denominated in foreign currencies (R$653 million of which was U.S. dollar-denominated) and R$4,047 million was denominated in reais. Of our total indebtedness of R$4,826 million as of December 31, 2005, R$4,225 million is subject to variable interest rates. See Notes 13 and 22 to our consolidated financial statements.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios, some of which have been by the relevant creditors. These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil. These and other covenants could limit our ability to support our liquidity and capital requirements. See “Item 13—Defaults, Dividend Arrearages and Delinquencies—Restrictive Covenants”.

On December 31, 2005, our total debt was R$4,826 million, of which R$985 million matures in 2006. Due to these maturities in 2006, we need funds in the short term to pay and refinance these obligations. For this reason, we are refinancing our debt in 2006 to lengthen maturities. We plan to raise approximately R$2.3 billion in 2006, which will be used not only to repay debt but also to finance the capital expenditure. We cannot assure you that we will successfully consummate this refinancing.

On July 19, 2004, we set up a Local Note Program, or the Program, according to “Instrução CVM No. 400”, dated December 29, 2003. Under the Program we were permitted to issue debentures in an amount of up to R$1.5 billion, and issued debentures in July 2004. As a result of the unbundling, we are unable to issue additional debentures under the Program. We may in the future establish other local note programs directly or through our subsidiaries.

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

We currently plan to make capital expenditures aggregating approximately R$1,555 million in 2006. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity. In 2005, we funded our capital expenditures and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and meet our other liquidity requirements in 2006 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

In January 2006, we sold the senior quotas of Cemig CRC Account Securitization Fund (“FIDC”) in the amount of R$900 million which increased our liabilities in this same amount. For additional information regarding the FIDC, see “Additional Information - Material Contracts”.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2005, about our contractual obligations and commitments in millions of reais.

	2006	2007	2008	2009	2010	2011 and beyond	Total

Long-Term debt (1)	985	419	437	774	551	1,660	4,826

Purchase of Electricity from Itaipu for resale (2)	1,082	1,082	1,082	1,082	1,082	2,619	8,029
Transportation of Electric Power from Itaipu (2)	74	74	74	74	74	181	551
Queimado hydroelectric power plant(3)	8	—	—	—	—	—	8
Aimorés hydroelectric power plant (3)	20	—	—	—	—	—	20
Irapé hydroelectric power plant (3)	9	26	—	—	—	—	35
“Luz para todos” (Light for All) Program	846	397	—	—	—	—	1,243
PCH Pai Joaquim (3)	7	—	—	—	—	—	7
Capim Branco I hydroelectric power plant (3)	7	—	—	—	—	—	7
Capim Branco II hydroelectric power plant (3)	16	2	—	—	—	—	18
Capital Contribution to Empresa de Infovias S.A.	11	26	—	—	—	—	37
Capital Contribution to Gasmig	25	53	—	—	—	—	78

Pension Plan Debt - Forluz	126	125	95	101	104	973	1,524

Purchase of Energy — Spot Market	776	776	900	968	1,148	8,084	12,652
Total	3,992	2,980	2,588	2,999	2,959	13,517	29,035

(1)              In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. These amounts do not include interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$663 million in interest payments on debt in 2006. Interest payments on debt for years following 2006 have not been estimated since they are subject to future variations in variable interest rates and foreign currency exchange rates,  We do not believe projections of interest payments and payments under interest rate swap agreements would be meaningful.

(2)              Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2005.

(3)              Contractual obligations with contractors.

Research and Development

We are engaged in projects that explore technological advances not only in electric power systems but in all energy-related fields such as the development of the usage of alternative energy sources, environmental control and power system performance and safety optimization.

In 2005, we spent approximately R$30 million on research and development, including transfers to Fundo Nacional de Desenvolvimento Cientifico e Tecnológico—FNDCT (a federal research and development fund). During the years ended December 31, 2005, 2004 and 2003, we spent an aggregate of approximately R$55 million on research and development, and we transferred the same amount to FNDCT during that time. We expect to spend a total of approximately R$55 million on research and development in 2006. We conduct these efforts in accordance with Federal Law No. 9,991, which requires Brazilian power utilities to spend around 1% of their net income on research and development projects (including transfers to FNDCT), as well as in accordance with our strategic corporate plans.

Some of the research and development programs as well as energy efficiency programs, related to previous fiscal years have not yet been concluded by us. These delays have been caused by the time spent by ANEEL on the approval of the programs and for establishment of partnerships and development of the projects by the partners. In accordance with ANEEL instructions Cemig recorded a liability in 2005 for future expenditures in the amount of R$185 million relating to amounts that had already been included in the determination of our tariffs in the previous years.

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

In view of the importance of technology with respect to our business strategy, the annual increase in funds allocated by CEMIG to technological research and development, and the need to maximize results achieved through these initiatives, we created the Strategic Technology Management Center (Centro de Gestão Estratégica de Tecnologia — CGET), an independent nonprofit entity whose partners are subsidiaries of CEMIG. Its mission is “to promote research and development on technological innovations, with a goal of increasing the competitiveness in the power industry in the state of Minas Gerais, fostering sustainable regional development”.

Trends

The purchase of energy from the Itaipu power plant and our generation resources were sufficient to meet almost 85% of our own load and our sale contracts in 2005. To complement our energy needs in 2005, we bought energy from Initial Contracts (1%), several generating companies through the existing energy and new energy auctions held in December 2004 and April and December 2005 (9%) and direct contract with generating companies (5%). The Initial Contracts expired in 2005 and under the New Industry Model Law are no longer permitted. We have replaced the Initial Contracts by purchasing energy in the federal energy auctions. At those auctions we also participated as vendors and sold energy to 35 distribution companies. For more details, see “Item 10. Additional Information—Material Contracts—Electricity Sale Contracts in the Regulated Environment (CCEARs).”

As a public service utility, we are subject to regulations issued by the Federal Government as described in “Item 4. Information on the Company—Brazil’s Energy Market—Regulation.”  Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue if the change relates to prices or with respect to our operating expenses if the change relates to costs incurred to provide service to consumers.

We do not anticipate any significant change in revenues in respect of the transmission and distribution businesses since the regulation in place meets the plans of the Federal Government administration.

The rate readjustment was applied differently to different client categories with industrial clients having higher readjustments than residential clients. For more information, see “Item 4. Information on the Company—Brazil’s Energy Market—Rates” and “Annex A—The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems”. This difference in application may have an impact on sales volume growth in the future since large industrial clients tend to develop co-generation projects to supply energy to themselves at a lower cost. We are taking steps to mitigate this impact through the connection of new clients of different categories as well as clients based in other states. In the coming years, we expect electricity consumption to grow toward the pre-rationing level based on an assumption that economic activity in Brazil will return to the levels it reached prior to the Federal Government-imposed rationing in 2001. However, there can be no assurance that this will occur.

We expect that our Parcel A costs will increase at a rate well above inflation, which will require further rate increases. We expect our Parcel B costs to rise more or less at the rate of inflation since most of these cost items are adjusted for inflation according to contractual terms. We have taken measures to cut operating costs so as to meet benchmarks proposed by ANEEL in the periodic rate review process.

With respect to expansion, the most significant trend relates to universalization of client service. Utilities are currently required to provide service to all clients according to a schedule settled by ANEEL. The legislation establishes that financing for universalization of the services will come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR. According to the Luz Para Todos Program launched by Ministerio de Minas e Energia — MME and Eletrobrás for the universalization of electric services in rural areas, 21% of the necessary funds will come from CDE, 18% from RGR, 10% from the State Government and the remaining 51% will come from CEMIG.

Another highlight in new investment in distribution is the Cresce Minas program. This program will run from 2006 to December 2008 and will provide infrastructure and improvements to the electricity distribution system throughout Minas Gerais to improve the quality of electricity supply and adapt it to the new conditions of the market.

 With respect to energy supply, we expect the current overcapacity and favorable reservoir levels to prevail in the near term, allowing large free market consumers to consume electricity at lower prices and discouraging investment in new power projects. Investment in new generating capacity is one of the major concerns of the Federal Government to be addressed through regulatory framework reform. It is expected that the new regulatory framework will encourage investment in new generation capacity.

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

The members of our Board of Directors are elected to serve three-year terms and may be reelected. Our full Board of Directors is elected every three years. Of the current 14 members of our Board of Directors, eight were elected by the State Government, five were elected by Southern and one was elected by our preferred shareholders. The terms of the current members of our Board of Directors expire in April 2009. The names, positions and dates of initial appointment of our directors and their respective alternates are as follows:

Name	Position	Date of Initial Appointment
Wilson Nélio Brumer(1)	Director	February 27, 2003
Fernando Lage de Melo	Alternate	February 27, 2003
Djalma Bastos de Morais	Director	January 14, 1999
Luiz Antônio Athayde Vasconcelos	Alternate	February 27, 2003
Francelino Pereira dos Santos	Director	February 27, 2003
Marco Antônio Rodgrigues da Cunha	Alternate	February 27, 2003
Antônio Adriano Silva	Director	January 14, 1999
Lauro Sérgio Vasconcelos David	Alternate	April 28, 2006
Nilo Barroso Neto	Director	November 24, 2003
Guilherme Horta Gonçalves Júnior	Alternate	February 27, 2003
Haroldo Guimarães Brasil(2)	Director	December 30, 2004
Antônio Renato do Nascimento (2)	Alternate	December 30, 2004
Carlos Augusto Leite Brandão(2)	Director	May 07, 2004
Eduardo Leite Hoffmann(2)	Alternate	April 28, 2006
Andréa Paula Fernandes Pansa(2)	Director	May 07, 2004
Maria Amália Delfim de Melo Coutrim(2)	Alternate	April 28, 2006
Evandro Veiga Negrão de Lima(2)	Director	April 28, 2006
Andréa Leandro Silva(2)	Alternate	May 07, 2004
José Augusto Pimentel Pessôa(2)	Director	May 07, 2004
Eduardo Castilho Vasconcellos Costa(2)	Alternate	April 28, 2006
Aécio Ferreira da Cunha	Director	May 28, 2003
Eduardo Lery Vieira	Alternate	May 28, 2003
Maria Estela Kubitschek Lopes	Director	February 27, 2003
Luiz Henrique de Castro Carvalho	Alternate	August 20, 2004
Alexandre Heringer Lisboa	Director	February 27, 2003
Franklin Moreira Gonçalves	Alternate	February 27, 2003
Wilton de Medeiros Daher(3)	Director	April 28, 2006
Luiz Aníbal de Lima Fernandes(3)	Alternate	April 28, 2006

(1)     Chairman of the Board of Directors.

(2)     Elected by Southern.

(3)     Elected by our preferred shareholders.

Set forth below is brief biographical information for each member of our Board of Directors.

 Wilson Nélio Brumer — Mr. Brumer earned a degree in business administration from the Economics, Administration and Accounting College—FUMEC-BH in 1975 and has completed several financial management, planning and managerial development courses in Brazil and abroad. He has been the Minas Gerais State Secretary of Economic Development since January 2003 and a director of Valepar S.A. since January 2001. He is the former chairman of the following companies:  BHP Billiton Brasil from November 1998 to December 2002; Grupo Paranapanema from February 1996 to October 1998; Aço Minas Gerais — Açominas from May 1995 to June 1997; Eletrometal Metais Especiais S.A. from 1994 to 1996; Brasifco S.A. from 1993 to 1996; Rio Doce Finance Ltd.—RDF from 1990 to 1992; Itabira International Company Ltd. —  ITACO from 1990 to 1992 and Navegação Rio Doce S.A.—DOCENAVE from 1990 to 1991. Mr. Brumer is a former vice president of the board of directors of the following companies:  Acesita from November 1992 to October 1998; Acesita Energética S.A. from 1992 to 1996; Forjas Acesita S.A. from 1992 to 1996; CVRD from 1990 to 1992 and the Villares Group consisting of Indústrias Villares, Aços Villares S.A. and Elevadores Atlas S.A. from February 1995 to October 1998. He is a former director of:  Companhia Siderúrgica de Tubarão—CST from July 1996 to April 1999; Varig from November 1994 to February 1996; Usiminas from October 1991 to November 1992; Companhia Siderúrgica Tubarão from August 1992 to November 1992; Rio Doce Geologia e Mineração S.A.—DOCEGEO from 1988 to 1990; Florestas Rio Doce S.A. from 1988 to 1990 and Ferritas Magnéticas S.A.—FERMAG from 1984 to 1986. Mr. Brumer is also the former chief executive officer of:  Acesita from November 1992 to October 1998; Companhia Siderúrgica de Tubarão from July 1996 to April 1999; CVRD from April 1990 to November 1992, Acesita Energética S.A. from 1992 to 1993 and Forjas Acesita S.A. from 1992 to 1993. He served as the chief financial officer of CVRD from February 1988 to April 1990. Mr. Brumer has also served as a member of the fiscal councils of:  Navegação Rio Doce S.A. — DOCENAVE from 1983 to 1987 (president); Urucum Mineração S.A. from 1983 to 1984 and

Fundação Vale do Rio Doce de Seguridade Social—VALIA from 1982 to 1983. Mr. Brumer has also served as the president of the Brazilian Steel Company Institute from August 1997 to May 1999, president of the Industrial Policy Council of the Industry Federation of Minas Gerais from 1994 to 1999, president of the finance committee of Valesul Alumínio S.A. from 1984 to 1988, executive director of the Brazilian Foreign Trade Association — AEB from 1994 to 1997, and a member of several councils and committees.

Djalma Bastos de Morais — Mr. Morais holds a bachelor’s degree in engineering from the Military Institute of Engineering and has completed additional post-graduate studies in telephony and computers at the same institute. Since January 1999 he has been our Chief Executive Officer, and since July 2002 he has been the Chief Executive Officer of Empresa de Infovias S.A. From January 1999 to December 2004 he was the Chief Executive Officer of Gasmig. From May 1999 to August 2001 he was the Chief Executive Officer of Empresa de Infovias S.A. From 1995 to 1998, he was Vice-President of Petrobrás Distribuidora S.A., the Brazilian oil company. From 1993 to 1994, Mr. Morais served as Brazilian Minister of Communications. He has also held various other positions, such as chief executive officer of Telecomunicações de Minas Gerais S.A.—Telemig; manager of Telecomunicações Brasileiras S.A.—Telebrás; chief operating officer of Telecomunicações de Mato Grosso—Telemat; chief operating officer of Telecomunicações do Amazonas—Telemazon; and manager of Telefônica Municipal S.A.—Telemusa.

Francelino Pereira dos Santos — Mr. Santos earned a law degree from the Law School of the Federal University of Minas Gerais in 1949. Mr. Santos was a Minas Gerais state senator from 1995 to 2002 and the Governor of Minas Gerais from 1979 to 1983. He also was a congressional representative for four successive terms from 1963 to 1979 and alderman for the city of Belo Horizonte from 1951 to 1954. From 1961 to 1966 he was Chief of Cabinet of the Minas Gerais State Secretary of Internal Affairs and Justice, Chief of the Minas Gerais State General Management Department and Chief Counselor for Municipalities Affairs of the Cabinet of the Governor. From 1985 to 1990, he was vice-president of management of Banco do Brasil S.A. and the chief executive officer of Acesita from October 1983 to August 1984. Mr. Santos was also a professor and director of the Municipal Accounting High School in Belo Horizonte from 1955 to 1959.

Antônio Adriano Silva — Mr. Silva holds a business administration degree with a specialization in marketing. He has worked for several private entities, including Mesbla S.A., Empresa Brasileira de Varejo S.A.—Embrava, Agência Jornalística Imagem, Associação Comercial de Minas, Asa Criação de Publicidade, and Coteminas.

Nilo Barroso Neto — Mr. Barroso graduated in economics from the University of Brasília in 1979. He began the training course for a diplomatic career in 1977, completing it in 1982. In 1991 he completed the Master’s course in liberal studies at Georgetown University, Washington, specializing in political philosophy. In 1983 and 1984 he was Assistant Head of the Consular Division, and in subsequent years held the posts of Assistant Head of the Division for Market Studies and Research, and Assistant to the Secretary for Relations with Congress. In 1993 he was an official of the General Secretariat of the Presidency of the Republic. From 1991 to 1993 he was Assistant Counsel in Houston, USA. He advised the annual conferences of the Interparliamentary Union in Bangkok (1987) and Mexico (1986), and participated as an Advisor in the meetings with the International Monetary Fund and the World Bank in the period from 1989 through 1991. He was a member of the Brazilian Congressmen’s Delegation to the Convention of the Republican Party of the United States, in Houston, in 1992. He has been a member of the presidential summit group for the political concentration and consultation mechanisms in Santiago, Chile, since 1993.

Haroldo Guimarães Brasil — Mr. Guimarães was born on July 13, 1962. He graduated with a degree in electrical engineering from PUC University of Minas Gerais, and earned a doctorate in economics from Rio de Janeiro Federal University in 1997. He was awarded a Master’s Degree in Business Administration by Minas Gerais Federal University in 1991, and completed the Central Bank Technical Graduation Course (Sao Paulo, 1994), as well as post-graduation studies in Public Policies from ENAP of Brasília (1990), and a specialization in economic engineering from the Dom Cabral Foundation in 1986. He is a Director of Strategor Ltda — Consultoria e Treinamento, a Consultant of the Management Development Foundation, a Lecturer in the Master’s Degree Course in Business Administration of the Pedro Leopoldo Foundation, Lecturer at IBMEC Educacional S.A., and a visiting professor in the Business Administration Master’s Degree Program of Minas Gerais Federal University.

Carlos Augusto Leite Brandão — Mr. Brandão was born on January 3, 1956. He obtained a degree in electrical engineering from Minas Gerais Federal University in 1978, and subsequently completed post-graduate studies in economic engineering at the Dom Cabral Foundation in 1980. In 2000 he attended the MBA course in finance at IBMEC (the Brazilian Capital Markets Institute). He is currently the Business Coordination Director for AES Eletropaulo, where he is responsible for regulatory and institutional action, and management coordination of the group’s companies in Brazil. He is also chairman of the Audit Committee of the CCEE (Câmara de Comercialização de Energia Elétrica), was a member of the Market Executive Committee of that organization, and is a member of the Board, and Director, of ASMAE. He has been a member of IEEE — The Institute of Electrical Engineers, Inc. — since 1980, and a Senior Member since 1990. He was head of the Rio de Janeiro section of the IEEE from 1990 to 1992, and the Minas Gerais section (which he founded) from 1993 to 1996. He was chairman of Conselho Brasil from 1999 to 2001. He is a member of the Editorial Council of the Power Computer Society, has held several posts in the Power Engineering Society, and is the only foreign representative holding a position in the United States Activities Board, headquartered in Washington, D.C. He has been a lecturer in the Computer Science Center of Minas Gerais Federal University, various courses held by Eletrobrás and at the PUC University of Minas Gerais, and the Instituto Brasil-Estados-Unidos. He has more than 50 publications in and outside Brazil, and published a book and CD-ROM jointly with the João Pinheiro Foundation, on Models for the Electricity Sector, in 1995. He coordinated the course in Regulation of the Electricity Sector held by the João Pinheiro Foundation in 1997, the first course of its type in Brazil. He began his career at CEMIG on March 15, 1979, and has held the positions of Engineer, Manager of the Operation and Maintenance Engineering Division, Manager of the Operation and Maintenance Department, Manager of the Planning and Automation Department, Consultant for Sales to Large Clients, and Manager of the Transmission Department. Mr. Brandão currently serves as CEMIG’s advisor to the Vice-Presidency and Consultant to the Financial Director.

Andréa Paula Fernandes Pansa — Ms. Fernandes was born on October 19, 1969. In 1992 she obtained a degree in business administration from FIRP (Faculdades Integradas Rio-Pretense), and completed postgraduate studies at the Getúlio Vargas Foundation (FGV) in 1995. She attended the Extension Business Course of the University of California at Berkeley in 1996, and the Banking Extension Course (GVPEC) of the Getúlio Vargas Foundation in 1998. In 2001 she obtained an MBA in Finance from IBMEC (the Brazilian Capital Markets Institute). She is an advisor to the Business Coordination Directorate of the AES Brasil group companies. Previously she worked at Eletropaulo Metropolitana Eletricidade de São Paulo S.A. as a financial analyst and Investor Relations analyst from 2000 to 2003. She was a portfolio analyst at Banco Santander Brasil S.A. from 1998 to 2000, worked in the marketing department of Tyson Foods in the United States in 1996, and worked at Citibank N.A in 1990 and 1991.

              Evandro Veiga Negrão de Lima — Mr. Negrão de Lima graduated with a degree in medicine with a specialization in psychiatry from the medical faculty of Minas Gerais Federal University in 1964, where, after hospital and university experience in Colorado, USA, he later became a lecturer and subsequently Monitor in Forensic Medicine. He was a clinical psychiatrist for the private social security institute of the employees of Minas Gerais state, retiring as head of medical services for the interior of the state. He has been Director of the Minas Gerais Commercial Association, Vice-president of the Real Estate Company Managers’ Club, Vice-president of América Football Club, director of the two steel trading companies, Cobraço and Cobrafer, and a licensed aircraft pilot since 1968. He is currently chairman of the planning and engineering company Sancruza, president of the Pampulha yacht club in Belo Horizonte, and chairman of the construction and development company, NL, and two real estate management companies.

José Augusto Pimentel Pessôa — Mr. Pimentel was born on May 27, 1937, and obtained a degree in Civil Engineering from Minas Gerais Federal University (UFMG) in 1961, with additional specialization in water engineering and services. He worked for Tenenge as chief of the works office at Reduc, as a self-employed engineer (1963-1964), and as an engineer at CEMIG (1974-1974), where he worked in construction of transmission lines and as a field reconnaissance engineer for dam locations. In such capacity he was responsible for the structures sector of the Jaguara power plant. He was head of the Studies and Projects Department of Eletronorte (Centrais Elétricas do Norte do Brasil S.A.) from 1974 to 1978, and a director of Engevix from 1978 to 1994. Since 1994 he has been an independent consultant for Engevix. He was director of the National Union of Architecture and Engineering Companies (in 1994), Administrative Director and Director of the energy area of Amec, the Minas Gerais Association of Consulting and Engineering Companies (in 1992), and currently he is a consulting engineer for

Amec. He was a Member and Council Member of the Brazilian Large Dams Committee from 1977 to 1996, and in 1977 was Coordinator of the GTCN — the Northern Costs Working Group.

Aécio Ferreira da Cunha — Mr. Cunha earned his law degree from the National Law Faculty of the University of Brazil, in Rio de Janeiro, in 1951. He was certified by the Brazilian Superior School of War in 1973. Presently, Mr. Cunha is an agribusiness entrepreneur in northern Minas Gerais. Since 1993, he has been a director of Furnas. In 1993 he was the chairman of BNDES. He was the congressional representative for six terms from 1963 to 1987, and representative of the Minas Gerais House of Representatives for two terms from 1955 to 1962. Prior to that, Mr. Cunha was the Chief of the Cabinet of the Minas Gerais State Secretary of Agriculture, Commerce and Labor. In 1988 Mr. Cunha was nominated Minister of the Brazilian Court of Audit, having his name approved by the Brazilian Congress, but for personal reasons, he declined before taking office.

Maria Estela Kubitschek Lopes — Mrs. Lopes holds a degree in architecture and is an interior designer and entrepreneur. She is a managing partner of DF Consultores Ltda. and of Santa Júlia Importação, Exportação e Participações. Mrs. Lopes is also the adviser to the president of the Municipal Theater Foundation of the City of Rio de Janeiro, to the president of the Friends of the State of Rio de Janeiro—AME-RIO and to the president of the board of Casa Santa Ignez (a philanthropic association responsible for the nourishment and education of children and aid to low-income families in the Rocinha neighborhood in Rio de Janeiro). She was one of the founders of Memorial JK, an organization founded in the memory of Juscelino Kubitschek de Oliveira (former President of Brazil), and served as its vice-president from September 1981 to May 2000 and as acting president since October 2000. Mrs. Lopes has also served as president of the council of the Cultural Institute Cesgranrio, vice-president of the council of the Women’s Bank, president of the Beneficent Institutions of the State of Rio de Janeiro and a member of the council of Casa das Palmeiras, a cultural institution. Mrs. Lopes has received several cultural and social merit awards.

Alexandre Heringer Lisboa — Mr. Lisboa holds a degree in electrical engineering from the Polytechnic Institute of the Pontifical Catholic University of Minas Gerais and a master’s degree in mechanical engineering with an emphasis in solar energy from the Federal University of Paraíba, in the city of João Pessoa (State of Paraíba). He also has received specialized wind energy training from the Deutsches Windenergie-Institut and from the Summer School on Wind Energy Technology at the University of Oldenburg in Germany. Mr. Lisboa has worked as an engineer for CEMIG since May 1985 and he is a director of SENGE as well as a counselor of the Regional Council of Engineering and Architecture. Mr. Lisboa served as an alternate member of the board of directors of CEMIG from January 1999 to December 2000. He was a researcher for and a consultant to the Technological Foundation Center of Minas Gerais—CETEC from November 1983 to April 1985. From January 1977 to May 1979, he was a trainee at Usiminas, Companhia Siderúrgica Belgo-Mineira and Delle-Alstom S.A.—DASA.

              Wilton de Medeiros Daher   — Mr. Daher graduated with a degree in economics in 1972 and a degree in business management in 1975, from the University of Rio Grande do Norte, followed by post-graduation studies in foreign trade at the University of Brasília in 1984. He earned an MBA from the Economics Faculty of São Paulo University in 1994 and a masters’ degree in administration (specializing in international trade) from the University of Fortaleza in 2005. At Banco de Brasil, he served as International Business Advisor to the President’s Office (from 1979-85), joint manager of the bank’s branches in Lisbon and Porto (1986-7), and Joint Managing Director and Managing Director for the state of Ceará (1988-1995). In the private sector, he has served as Executive Director of Intercredit Fomento Mercantil Ltda., has been a member of the Audit Board of Neoenergia S.A. (formerly Guaraniana S.A.), which is a company controlling six electricity utilities in the states of Rio Grande do Norte, Pernambuco  and Bahia, has been a representative of Previ, the Banco do Brasil pension fund (2003), has been a  member of the Audit Board of Duratex S.A., of the Itaúsa group, representing Previ (2004-2006), has been a member of the Brazilian Corporate Governance Institute (IBGC) in São Paulo, and has served as Vice-president of the Ceará State Federation of Trade, Industry, Services and Farming Associations (Facic) for the period 2006-2009.

Board of Executive Officers

Our Board of Executive Officers is responsible for the execution of decisions made by our Board of Directors and for our day-to-day management. Our executive officers have individual responsibilities established by our by-laws and serve for three-year terms. The terms of the current executive officers expire in April 2009. They are elected by our Board of Directors. Generally, ordinary meetings are held at least twice monthly and extraordinary meetings are held whenever called by the Chief Executive Officer or by two executive officers other than the Chief Executive Officer.

The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of Initial Appointment
Djalma Bastos de Morais	Chief Executive Officer	January 14, 1999
Djalma Bastos de Morais(1)	Executive Vice-President	May 25, 2006
Celso Ferreira	Chief Planning, Projects and Construction Officer	February 11, 2003
Elmar de Oliveira Santana	Chief Energy Generation and Transmission Officer	February 11, 2003
José Maria de Macedo	Chief Energy Distribution and Commercialization Officer	February 11, 2003
Flávio Decat de Moura	Chief Financial and Investor Relations Officer	February 11, 2003
Heleni de Mello Fonseca	Chief Corporate Management Officer	February 11, 2003

(1)Temporarily and cumulatively

Set forth below is brief biographical information for each member of the Board of Executive Officers.

Djalma Bastos de Morais — For biographical information regarding Mr. Morais, see “— Board of Directors.”

Celso Ferreira — Mr. Ferreira holds a degree in electrical and mechanical engineering from the Federal Engineering School of Itajubá in the State of Minas Gerais and a master’s degree in electric system engineering from the Rensselaer Polytechnic Institute and has completed coursework in electrical system operation and energy trading in Brazil and abroad, including courses at the International Agency for Nuclear Energy in Paris and Commonwealth Edison Co. in Chicago. Since March 2003, he has been the Chief Executive Officer of the following companies: Usina Térmica Ipatinga S.A., Cemig Capim Branco S.A. and Usina Termelétrica Barreiro S.A. He is the Chief Technical Officer of Efficientia S.A and Executive Officer of Central Termelétrica de Cogeração S.A. Mr. Ferreira was the chief generation and commercialization executive officer of Furnas from 1991 to 2003, chairman of that company for four months in 1999 and a member of the board of directors several times from 1991 to 2003. He also served as a director of the ONS, serving as chairman from its foundation in 1998 to the beginning of 2003. He was a representative of Furnas on the Wholesale Energy Market, participating in discussions regarding certain Wholesale Energy Market rulings and the General Agreement of the Electricity Sector. Mr. Ferreira was a professor of the Engineering School of the University of Rio de Janeiro from 1970 to 1980. From 1966 to 1970, he worked as an engineer for Cia. Auxiliar de Empresas Elétricas—CAEEB. He was one of the founders of Associação Brasileira das Empresas Geradoras de Energia Elétricas—ABRAGE (Brazilian Electricity Generation Company Association) and of Associação Brasileira das Grandes Empresas de Transmissão — ABRATE (Brazilian Transmission Company Association). Mr. Ferreira has also served as a member of several associations, including the energy commission of the Commercial Association of Rio de Janeiro from 1999 to 2000 and of the fiscal council of Companhia Paranaense de Energia — Copel.

Elmar de Oliveira Santana — Mr. Santana holds a degree in electrical engineering from the Pontifical Catholic University of Minas Gerais and a master’s degree in business administration from IBMEC (the Brazilian Capital Markets Institute). He has been the Chief Executive Officer of Efficientia S.A. and Cemig PCH S.A. since March 2003 and of Central Termelétrica de Cogeração since December 2005. He is the Executive Officer of Usina Térmica Ipatinga S.A., Sá Carvalho S.A., Horizontes Energia S.A., Cemig Trading S.A. and Central Hidrelétrica Pai Joaquim S.A. He worked from 1977 to 1983 at DAE/MG (a water and electricity utility owned by the State of Minas Gerais) as the rural electrification coordinator and as an operations and distribution superintendent. From 1983 to 2001, he worked at CEMIG as an engineer, as sales and distribution superintendent and as assistant to the head of sales and distribution. From December 2001 to April 2002, he was the Secretary of Mines and Energy for the State of Minas Gerais.

José Maria de Macedo — Mr. Macedo earned a degree in electrical engineering from the Federal University of Minas Gerais in 1967 and has completed several specialization courses on electricity and management. He was a trainee at the Bonneville Power Administration in Portland, Texas, at the Tennessee Valley Authority, at the Bureau of Reclamation in Denver, Colorado and Southern California Edison in California. Since March 2003, he has been  the Executive Officer of Cemig Trading S.A. and since December 2005 he has been the Executive Officer of Central Hidrelétrica Pai Joaquim S.A. Mr. Macedo worked at CEMIG from September 1969 to May 1994, when he retired as superintendent of electricity transmission. After his retirement from CEMIG, Mr. Macedo was an organizer of Cooperativa de Prestação de Serviços de Engenharia Ltda., where he currently serves as president. Prior to joining CEMIG, Mr. Macedo served as an engineer at Sociedade Instalações Técnicas—SIT. Mr. Macedo has conducted several studies and seminars on the electricity field in Brazil.

Flávio Decat de Moura — Mr. Moura holds a degree in electronic and electrical engineering from the Federal University of Minas Gerais. He has been the Chief Executive Officer of Central Hidrelétrica Pai Joaquim S.A. since January 2005, of Gasmig since December 2004, and of Cemig Trading S.A. and Empresa de Infovias S.A. since March 2003. He has been the Executive Officer of Cemig PCH S.A., Usina Termelétrica Barreiro S.A, Cemig Capim Branco Energia S.A. and Horizontes Energia S.A since April 2004, of Central Termelétrica de Cogeração S.A., Sá Carvalho S.A. and Usina Térmica Ipatinga S.A. since April 2003, and of Efficientia S.A. since March 2003. He served as a director and chief executive officer of Electronuclear, the Federal Government’s nuclear power agency, from May 2001 to January 2003 and as chief development officer of Sithe Energies, Inc. from 1998 to 2000. From 1996 to 1997 he was vice-president and chief electricity distribution officer of Empresa Energética de Mato Grosso do Sul S.A.—Enersul. In 1993, Mr. Moura was the chief technical and engineering officer of Itaipu. He served as the chief electricity production officer of Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A.—Electrosul from 1992 to 1993 and the superintendent of engineering of Itaipu from 1983 to 1992. Mr. Moura was also the assistant to the chief executive officer of Itaipu and engineer and manager of several divisions of Furnas from 1970 to 1982.

Heleni de Mello Fonseca — Mrs. Fonseca graduated with a degree in electrical engineering with a specialization in electronics and telecommunications from the National Telecommunications Institute — INATEL and completed post-graduate studies in marketing and business development at Fundação Getúlio Vargas—FGV. Since April 2003 she has been the Executive Officer of Central Termelétrica de Cogeração S.A. and since March 2003 she has been the Chief Executive Officer of Sá Carvalho S.A., of Empresa de Infovias S.A. and Horizontes Energia S.A. and the Executive Officer of Cemig PCH S.A., Cemig Capim Branco Energia S.A. and Usina Termelétrica Barreiro S.A. She was the chief officer of entrepreneurial business of Telemar, the phone company of the State of Bahía, Brazil, from August 2000 to November 2001, the chief officer of corporate and retail business of Telemar from August 1998 to August 2000, the chief of services of Telemig, a phone company in the State of Minas Gerais, from January 1996 to August 1998 and the chief operation officer of Telemig and Telemar from July 1995 to December 1995. Mrs. Fonseca also served as a director of the Telecommunications Department of the State of Minas Gerais—DETEL/MG, or DETEL/MG, from June 1991 to July 1995 and the manager of the implementation of data communication services of Empresa Brasileira de Telecomunicações—Embratel in Minas Gerais from 1988 to 1991. From 1976 to 1987, she worked at the Telecommunications Department of DETEL/MG as an engineer, technical officer and engineering superintendent.

Compensation of Directors and Executive Officers

For the year ended December 31, 2005, the aggregate amount of compensation, including pension and other retirement benefits, that we paid to all directors and executive officers was approximately R$5.6 million.

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

The current members of the Fiscal Council and their alternates, all of whose terms expire on April 30, 2007, are as follows:

Name	Position	Date of Initial Appointment
Luiz Guaritá Neto	Member	February 27, 2003
Aristóteles Luiz Menezes Vasconcellos Drummond	Member	April 27, 1999
Luiz Otávio Nunes West(1)	Member	April 27, 1999
Thales de Souza Ramos Filho	Member	February 27, 2003
Ari Barcelos da Silva(2)	Member	April 28, 2006
Ronald Gastão Andrade Reis	Alternate	April 30, 1998
Marcus Eolo de Lamounier Bicalho	Alternate	February 27, 2003
Augusto Cesar Calazans Lopes(1)	Alternate	April 30, 2003
Carlos Volpe de Paiva(2)	Alternate	April 28, 2006
Aliomar Silva Lima	Alternate	February 27, 2003

(1)           Elected by Southern.

(2)           Elected by shareholders holding our preferred shares.

Consumer Council

We have established a Consumer Council pursuant to Brazilian law, which is comprised of representatives of consumer groups and advocacy organizations, but not members of our Board of Directors. The Consumer Council advises us as to service and other concerns of our consumers.

Audit Committee

 Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002 and the related regulations. The financial experts are Luiz Otávio Nunes West and Ari Barcelos da Silva.

Employees

As of December 31, 2005, we had 10,271 employees, of which 176 were at the management level. During the year ended on that date we had an average of 168 temporary employees. As of December 31, 2004, we had 10,668 employees, of which 161 were at the management level, with an average of 327 temporary employees during the period then ended. As of December 31, 2003, we had 11,302 employees, of which 156 were at the management level, with an average of 390 temporary employees during the period then ended. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2005	December 31, 2004	December 31, 2003
Managers	176	161	156
Professional staff	1,191	1,285	1,409
Operational technical staff	(*)	(*)	7,880
Office employees	(*)	(*)	1,857
Operational technical staff and Office employees	8,904	9,222	(*)

Total	10,271	10,668	11,302

(*) In 2004, we put in place the new Career and Remuneration Plan, bringing together into a single category the previous career plans for operational, technical and administrative staff.

In 2005, we hired 95 new employees, and 492 people left the company, the majority of them through acceptance of the voluntary employee termination program which was put in place in 2003.

Once a year we hold collective negotiation meetings with the unions that represent our employees. The resulting contract remains in effect for the subsequent 12—month period beginning on November 1. About 11 years ago CEMIG ceased to follow the previous market practice in Brazil of automatically adjusting salaries based on inflation.

In November 2005 we completed negotiation of the annual collective wage agreement for the period from November 1, 2005 to October 31, 2006, after wide-ranging discussions of all the terms and conditions with the unions that represent our employees. The resulting agreement set an increase of 7.57% for all salaries, effective November 1, 2005, and an extraordinary bonus under the profit-sharing program equivalent to four times the amount of each employee’s basic monthly salary, of which 75% was payable in November 2005 and the remaining 25% was payable in December 2005.

In 1995, we established a profit-sharing program for the employees in conformity with the applicable Brazilian labor legislation. Under this program, we may not contribute an amount to the employee profit sharing plan that is in excess of 25% of the total dividends proposed for that year.

As of January 1, 2003, we implemented changes to our existing employee health care plans. The changes are a result of an agreement we reached with our employees’ labor unions, most of which are represented by Sindieletro. The changes altered the contribution criteria that we, our employees and our retirees are responsible for and the types of benefits covered in each plan.

In the last 5 years there has been no stoppage of work by our employees. We are unable to predict what effect, if any, future labor litigation could or may have on our results of our operations or our financial condition. Similarly, we are unable to predict what effect any changes in the Brazilian labor-law regulations may have on the Company, if any.

In December 2003, in order to effectively manage our employment relations while following our strategic guidelines for growth and the addition of value, we implemented a voluntary employee termination program.

In 2004 a total of 1,101 employees accepted the terms of the company’s voluntary employee termination  program. Of these, 656 left the company during 2004 and an additional 318 completed the procedures and left in 2005. Of the remaining 127 employees, 1 retired in 2006 and 7 will retire in 2007, 5 lost the right to join this program because they were on medical leave, and 114 have been withdrawn from the program in accordance with the terms of the contracts between the company and each employee because the Government Social Security Organization did not accept them for early retirement.

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

The total number of work accidents, with respect to our own employees and those of contracting companies, was lower in 2005 than in 2004, continuing a downtrend over the last 5 years.

On April 27, 2006, we presented a proposal to the employees to pay them an indemnity in exchange for certain of their future rights to an annual percentage increase of 1.00% annually. The amount of the indemnity will correspond to an estimate of the future values of this right of the employees until they complete 35 years of contribution to the National Social Security System (INSS), discounted at a rate of 12.00%, plus application of a variable percentage reduction factor established by the company. The estimated total value to be paid to the employees as a result of this indemnity is approximately R$175 million. As this proposal was not yet accepted by the employees and negotiations are in progress, we cannot assure that we will reach an agreement under these terms.

Share Ownership

Each of our directors and executive officers beneficially owns less than 1% of our preferred shares.

Item 7.    Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2005, the State Government owned 36,125,656,294 common shares, or 50.97%  of our outstanding voting stock, and 1,816,665,343 preferred shares, or approximately 1.99%  of those outstanding. As of the same date, Southern, our second largest shareholder, owned 23,362,956,173 common shares, or approximately 32.96% of those outstanding. Southern is a joint venture formed in 1994. We believe that a principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company. We believe that the other significant member of Southern is, as of December 31, 2005, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses. We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participações S.A. Our principal shareholders do not have different voting rights with respect to the shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2005.

Shareholder	Common Shares	% of Class	Preferred Shares	% of Class
State Government (1)	36,125,656,294	50.97	1,816,665,343	1.99
Southern	23,362,956,173	32.96
All directors and executive officers as a group	1,945,666	128,128
Other	11,383,609,790	16.07	89,393,729,228	97.93
Total of outstanding shares	70,874,167,923	100.00	91,210,522,699	99.92
Treasury shares	—	—	69,128,403	0.08
Total of authorized and issued shares	70,874,167,923	100.00	91,279,651,102	100.00

___________________

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

As of December 31, 2005, we had 16 common shareholders in the United States, holding a total of 2,073,094,567 common shares. We also had 195 preferred shareholders in the United States, holding a total of 19,230,404,884 preferred shares. These numbers do not include the 18,172,265,788 preferred shares converted into ADRs.

We are not aware of any significant changes in the percentage ownership of any shareholders that held 5% or more of our outstanding voting shares during the past three years.

Based on publicly available filings with the SEC, we are aware of the following changes in ownership of our outstanding preferred shares. On March 8, 2005, Capital Group International, Inc., or CGII, a foreign investment management company, acquired, on behalf of its clients, ADRs that increased its holdings of preferred shares of CEMIG to 4,598,610,000, corresponding to 5.03% of CEMIG’s preferred shares. In addition, Capital Research and Management Company, also a foreign investment management company and an affiliate of CGII, holds ADRs representing 2,702,900,000 preferred shares in CEMIG, corresponding to 2.96% of the preferred shares. On April 12, 2005, the aggregate proprietary position of the UBS Group in preferred shares of CEMIG increased to 6,098,366,579 preferred shares, representing 6.68% of the Company’s total preferred shares. On September 21, 2005 the position of Morgan Stanley Uruguay Ltda., a foreign investor under Resolution 2,689/00 of the Brazilian National Monetary Council, increased to 5.03% of CEMIG’s total preferred shares. This position included both 2,603,500,952 nominal preferred shares and 1,983,984 ADRs (corresponding to 1,983,984,000 nominal preferred shares).

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

For a more detailed discussion of related party transactions, see Notes 3, 7, 8, 12, 13, 15, 18 and 20 to our consolidated financial statements.

Item 8.    Financial Information

Consolidated Financial Statements and Other Financial Information

Please refer to our financial statements that appear beginning on page F—1 of this document as well as “Item 3. Key Information—Selected Consolidated Financial Data.”

Legal Proceedings

We are affected by an ongoing dispute between our shareholders. We are also defending several judicial proceedings involving rate increases, taxes and contributions, labor and pension fund obligations and civil liabilities, as well as several administrative proceedings regarding tax obligations, environmental penalties and other charges imposed by governmental agencies, including ANEEL. We recognize contingencies only when a loss is probable and estimable. The most relevant proceedings in which we are involved are summarized below. See also note 16 to our consolidated financial statements.

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

Rate Increases

We are the defendant in several lawsuits brought by industrial consumers alleging that increases in electricity rates during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan, were illegal. The plaintiffs further allege that all our rates after the Cruzado Plan period were illegal in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases. Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of our consumers. All of the cases that have been decided at the trial court level have been appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which ruled that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. We are actively contesting all of the aforementioned rate increase claims. In the aggregate, these rate increase claims brought against us amounted to R$493.6 million as of December 31, 2005, and at that date we had accrued a liability of R$132.1 million with respect to these claims.

We are also a defendant in lawsuits and class actions brought by consumers, consumer rights groups and the office of the public prosecutor of Minas Gerais contesting the rates we charge our consumers, the application of the rate increases determined by ANEEL, the inflationary index used to increase our rates and the rate subsidies granted to low income consumers. These lawsuits involve claims for the suspension of the rate increases and for the reimbursement to our consumers of twice the amount of any additional rates we collected. All our rate increases are granted based on ANEEL’s prior authorization and we believe we have a meritorious defense to each of these lawsuits. It is not possible at the present time to estimate the amounts involved in these claims. We have not accrued any liability related to these claims. The Associação Brasileira de Consumidores — ABC (Brazilian Association of Consumers) has filed a class action lawsuit against us, seeking to prevent us from suspending the energy supply in cases of consumer default. We received a favorable decision at the trial court level that is subject to appeal. We have not accrued any liability related to this lawsuit.

We are a defendant, together with Comercializadora Brasileira de Energia Elétrica — CBEE, in several lawsuits filed between February 2002 and March 2004 contesting the Encargo de Capacidade Emergencial (Emergency Capacity Charge) which we collect from our consumers on behalf of the CBEE. It is not possible at the present time to estimate the amounts involved in these claims. However, we have not accrued any liability related to these claims because we believe we have a meritorious defense since we merely act as the agent for raising these funds. However, there is a remote risk that we might at some time be made jointly responsible for their return by a court judgment.

In addition, the Federal Public Auditing Court is challenging the criteria used by ANEEL to calculate the adjustments we applied to our rates in 2003 and in connection with the energy reduction emergency program. See “—Regulatory Matters.”

Taxes and Other Contributions

We are party to a number of proceedings and claims involving the Federal Government as well as other proceedings and claims arising in the ordinary course of business. These proceedings and claims include judicial disputes regarding the payment of taxes and contributions, including three disputes regarding corporate income tax and social contribution tax, for which we have accrued a total liability of R$38 million as of December 31, 2005. We also are involved in disputes regarding the ISS tax (R$11.5 million), the Imposto de Transmissão Causa Mortis e Doação — ITCMD (inheritance and donation tax) involving R$105.4 million, the Imposto Predial Territorial Urbano — IPTU (real state tax) involving R$12.8 million, the COFINS revenue tax involving R$218.4 million, and the CPMF (banking tax) involving R$5.3 million only for which we have not recorded any reserve. Our defense is based primarily on the fact that we timely joined a tax amnesty program that granted tax payers relief from any outstanding interest and penalties provided that the outstanding principal amount of tax debt was paid.

 In addition, we are a party to two Finsocial contribution disputes. In connection with one of these disputes, which was initiated in 1990, we have made a judicial deposit and have recorded a loss provision, each equivalent to the historical litigated amount of R$983 thousand and that currently involves R$166.5 million. In case we do not succeed in this lawsuit, we will have a loss equivalent to the difference between the loss provision recorded and the actual loss incurred. At the same time, we will have a financial revenue equal to the difference between the restated balance in the judicial deposit account and the amount originally deposited, substantially off-setting the increase in the loss provision. We have also accrued a reserve of R$21 million for the full amount of the other dispute.

We have also contested a number of administrative proceedings asserted by federal tax authorities with respect to an income tax set-off resulting from an adjustment made in 2001 to our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil for the years ended December 31, 1997, 1998 and 1999. The adjustment related to new accounting rules for pension fund obligations was established by CVM Instruction No. 371 of December 13, 2000. We received a partially favorable decision relative to the years 1997 and 1998, however an administrative ruling issued by the Office of the Attorney General of the National Treasury in 2004 may allow for additional judicial consideration of these issues. With respect to the year 1999, for which we received an unfavorable decision, we filed an injunction. No reserve has been recorded for this claim. We estimate the amount involved in these claims to be R$521 million as of December 31, 2005.

 In 2003, as a consequence of the change in our accounting practice discussed in the above paragraph, the federal tax authorities, after performing an inspection of our tax returns for the years 1997-2001, issued an assessment notice in the amount of R$1,400.7 million, claiming that we did not pay all our tax liabilities related to those tax years. We submitted an administrative defense requesting that such assessment notice be canceled, since the tax authorities did not consider our amended tax returns which have been filed. We believe such amended tax returns show that we have properly settled the tax liabilities challenged, reason why no reserve has been recorded for this claim.

Several Municipalities of the State of Minas Gerais have assessed us for the payment of the tax named Taxa de Ocupação do Solo. There are several administrative proceedings and lawsuits related to this matter, in the total amount of approximately R$15.9 million. have not accrued any reserves for this amount.

The State of Minas Gerais filed several administrative proceedings against us, alleging that the added-value tax (Imposto sobre Circulação de Mercadoria — ICMS) has not been collected by some sellers of energy distributed through Cemig, and that Cemig would be a co-obligor with respect to the payment of such tax, in the total amount of approximately R$89.8 million. We have not accrued reserves in connection with these administrative proceedings since we believeour chances of success in these disputes are possible. We have also contested six administrative proceedings asserted by federal tax authorities regarding the alleged absence of payment of the rural real estate tax (Imposto Territorial Rural — ITR),  which involve a total amount of approximately R$118.1 million. We have not accrued reserves in connection with these administrative proceedings.

Since 2002, we have been receiving a subsidy from Eletrobrás to reimburse us for losses incurred as a result of the discount we were required to provide to low income consumers under Federal Law No. 10,604/02. In 2005, the State of Minas Gerais issued Decree No. 43,999/05 charging the ICMS on this subsidy. We believe the subsidy is not taxable and we are therefore not collecting the ICMS on the subsidy. We may be assessed by the State of Minas Gerais with regard to this matter. We estimate the contingency to be approximately R$21 million.

Labor Obligations

We are defending a number of labor-related claims brought by our employees and by third parties, for which we are secondarily liable. These claims generally refer to overtime and hazardous occupation compensation. Employees must file a claim for these payments within two years of the termination of their employment agreement. As of December 31, 2005, these employees were seeking, in the aggregate, approximately R$141.9 million in compensation, and at that date we had accrued a liability of R$113.5 million with respect to these claims.

Claims in the Ordinary Course of Business

We are a party to several civil claims brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of our business and damages suffered as a result of the interruption of the supply of energy to them. We are also a party to claims under contractual and other commercial obligations. These claims totaled an estimated R$170.1 million as of December 31, 2005. As of that date, we had accrued a liability of R$45.1 million with respect to these claims. .

We have contested a lawsuit brought by a Brazilian company, referring to alleged damages estimated at R$118.3 million arising from a services agreement that was affected by economic distress caused by the real devaluation in 1999. We have not accrued any liability related to this claim.

Legal Proceedings Related to Environmental Matters

We are party to a number of proceedings and claims involving environmental matters. These proceedings and claims include judicial and administrative disputes regarding certain environmental matters, including fauna and flora issues, residuals disposal and protected areas. These claims totaled an estimated R$9 million as of December 31, 2005. We have not accrued any liability related to these claims.

We are a defendant, along with CVRD, Comercial e Agrícola Paineiras and Companhia Mineira de Metais, in two lawsuits brought by the Federal Prosecutor, and by a citizen, respectively concerning the environmental licensing of the Capim Branco I and Capim Branco II hydroelectric power plants. The plaintiffs allege that we did not obtain proper licensing for these projects and seeks to nullify the environmental licenses relating to these power plants. We have not accrued any liability related to this claim.

We are also a defendant, along with CVRD, in a class action lawsuit brought by the Federal Prosecutor, concerning the Aimorés hydroelectric power plant. The plaintiffs allege that we did not obtain proper licensing for this project and seek to recover damages and to nullify the environmental licenses relating to this plant as well as the related concessions. We have not accrued any liability related to this claim. We have also contested a lawsuit related to this power plant brought by a Municipality that alleges that the project authorizations have not been duly approved and seeks to stop the construction of the power plant.

The Federal Attorneys’ Office filed suit against CEMIG alleging irregularities in the installation of the Irapé hydroelectric power plant that would result in material adverse impacts on the environment and the local population. The action was settled after CEMIG signed an undertaking and committed to implement social and environmental measures. Recently, the Federal Attorneys’ Office filed another action alleging non-compliance with the obligations assumed and claiming foreclosure on the guarantee that CEMIG gave. The first instance judgment allowed us to continue with implementation and maintenance measures, but commercial operation will be allowed only on additional proof of compliance with the undertaking. CEMIG has obtained a license to operate from the environmental authority of the State of Minas Gerais, conditional upon compliance with a deposit undertaking of R$ 5,0 million, and the implementation of these conditions is in its final stages.

In view of the Brazilian environmental legislation, we are carrying out environmental works in our facilities to avoid contamination of the soil by insulating mineral oil. On October 20, 2005 we received a notice of infringement from the Minas Gerais State Environmental Foundation (FEAM), the environmental body of the government of Minas Gerais, in which that agency alleged inappropriate storage of high-voltage transformers with direct leaks into the soil of insulating mineral oil at one of our facilities, named the Materials Distribution Center, in the municipality of Juatuba. We are appealing this notice of infringement because the equipment referred to consists of powerful transformers which are in our reserve inventory, in perfect technical condition, for replacement of similar transformers to avoid electricity supply outages in the event of an emergency situation in substations throughout Minas Gerais. Also, these transformers were built with high-technology seals to avoid oil leaks, which also provide more effective control of any leaks that do happen.

Regulatory Matters

Prior to 1993, electric utilities in Brazil were guaranteed a rate of return on investments in assets used to provide electric service to consumers, the rates charged to consumers were uniform throughout the country, and profits from more profitable utilities were reallocated to less profitable ones so that the rate of return for all companies would equal the national average. Shortfalls experienced by most electric utilities in Brazil were accounted for in each company’s CRC Account. When the CRC Account and the guaranteed return concept were abolished, we used our positive balances in the CRC Account to offset our liabilities to the Federal Government.

ANEEL has brought an administrative proceeding against us, contesting a R$626 million credit related to such positive balance. On October 31, 2002 ANEEL issued a final administrative decision against us. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an Official Collection Letter to us in the amount of R$516.2 million to be paid by January 30, 2004. We filed a writ of mandamus to suspend our inclusion in the national non-payers registry (“CADIN”). Although the relief was denied by the lower court, we appealed to the Federal Court of the First Circuit which granted us a temporary injunction to suspend the inclusion in the CADIN. Therefore, we have not accrued any liability related to this claim.

We are a defendant in an administrative proceeding brought by ANEEL because we did not meet the September 21, 2002 deadline for completion of the unbundling process. On November 11, 2002, ANEEL imposed a fine of R$5.5 million upon us. However we believe we should not be responsible for any non-compliance with the restructuring requirements and, for this reason, on November 28, 2002, we appealed ANEEL’s fine. On February 23, 2005 ANEEL issued a ruling reducing the fine to R$2.7 million. On March 7, 2005 we filed an appeal requesting the cancellation of the fine and the infraction notice. We also presented arguments before ANEEL on August 8, 2005. We continue to contest this fine. We have not recorded any reserve.

On June 12, 2003, ANEEL imposed a R$6 million fine on us for our alleged failure to comply with certain electric power supply quality standards with respect to our consumers. We have recorded a full provision for this fine and have filed a suit to suspend the fine and our inclusion in CADIN and in the active list of debts of the Federal Government (Dívida Ativa da União). In December 2002 we filed a writ of mandamus against ANEEL and the CCEE contesting the calculation of  the amounts due under the settlement process held by the CCEE between December 2002 and January 2003 in connection with purchases of electricity during the rationing in period of 2001 — 2002. We believe that, based on the classification of CEMIG under ANEEL’s Resolution No. 447, the CCEE incorrectly calculated the amount of debt that we had accrued in respect of our CCEE purchases during the rationing period. This debt, which we believe to be in the amount of approximately R$143 million, was due from CEMIG to the other participants of the CCEE. A condition to receipt of the extraordinary rate adjustments (Recomposição Tarifária Extraordinária), or RTE, is that the recipient must not to be involved in any lawsuit with ANEEL that questions the RTE or any related regulation. As CEMIG has contested the settlement process conducted by the CCEE, ANEEL issued an order to suspend the payment of the RTE to CEMIG. As a result of this decision, the payment of approximately R$143 million due to CEMIG was also suspended. In January 2003, we filed a lawsuit seeking to reverse ANEEL’s ruling regarding the suspension of the RTE payments to us. The Federal Court of Appeals of the First Circuit issued a preliminary injunction in our favor and suspended ANEEL’s ruling. In December 2004, we withdrew our claim against ANEEL and the CCEE and entered into agreement with ANEEL and the other participants in the CCEE. As a result of this agreement, ANEEL revoked the order that suspended the payment of the RTE to our distribution subsidiary, which will result in a payment of approximately R$219 million to CEMIG. CEMIG agreed to repay the other CCEE participants the outstanding amounts that ANEEL calculated as being due by CEMIG during the settlement process held by the CCEE between September 2002 and January 2003.

The calculation of the exact amount due to the participants of the CCEE was determined by the CCEE to be a total of R$171 million, and such amount is being paid in 50 installments, depending on the total amount due to each creditor and are indexed to the SELIC interest rate plus a spread of 1%. We had fully accrued a liability related to this matter. See “Item 10. Additional Information —— Material Contracts —— Agreement between CEMIG and companies in the New Agreement of the Electric Sector.”

On November 14, 2003, the Federal Public Auditing Court, which has the authority to audit any decision by ANEEL that may impact public finance, initiated an administrative proceeding against ANEEL to evaluate the criterion adopted by ANEEL in the Energy Consumption Reduction Emergency Program (Programa Emergencial de Redução de Consumo de Energia Elétrica), or PERCEE. The Federal Public Auditing Court has asked us to provide certain information with respect to our rates, which, according to the Federal Public Auditing Court, were mistakenly approved by ANEEL. If we cannot provide support for these rates and ANEEL fails to confirm the legality of the criterion adopted, we may incur losses in the amount of R$105.5 million. No reserve has been recognized in connection with this proceeding, as we believe we can provide the necessary support and that ANEEL can confirm the legality of the rates. In addition, the Federal Public Auditing Court contested the index and the X Factor applied by ANEEL in our rate revision of 2003. We have filed an administrative proceeding before the Federal Public Auditing Court to challenge its decision. Currently this administrative proceeding is still under review of the Attorney General of Minas Gerais.

We are the defendant in a suit challenging the charging of tax on public lighting. We believe we have sound arguments in defense of this claim, and therefore have made no provisions for this suit.

We filed an Administrative Appeal against ANEEL on July 25, 2005, seeking  reconsideration of ANEEL’s Ruling No. 787, dated June 30, 2005, which declared null and void the registries before ANEEL and the CCEE of some supply agreements entered into by and between consumers connected in 13,8 kV. We continue to contest this Ruling. Such contracts under discussion before ANEEL amount to R$14 million. We have not recorded any reserve since we believe we have a meritorious defense. On January 25, 2006, Companhia Força e Luz Cataguazes Leopoldina - CFLCL alleged that Horizontes Energia S.A. was commercializing energy with prices below market values with Companhia Industrial Cataguazes - CIC (a company located in the CFLCL’s concession area) and filed an administrative appeal before ANEEL, alleging anti-competitive conduct. We were mistakenly included in the appeal as the energy supplier of CIC. With a view to clarifying this misunderstanding, we filed our counter-arguments before ANEEL on November 28, 2005. The value of such contingency is estimated in R$7.7 million. We have not recorded any reserve.

We are currently contesting a Class Action (Ação Popular) lawsuit  in which our procedures related to a public bid are being challenged. Due to the lack of legal requirements with respect to some items of the bidding notice, we declared it null and void. The class action seeks to have the bidding notice altered and the public bid procedures restarted. A request for summary judgment was denied and therefore we presented our pleadings. We have not recorded any reserve.

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

The dividends declared, whether obligatory shall be paid in two equal installments, the first by June 30 and the second by December 30 of each year. The extraordinary dividends shall be paid according to the board of directors decision.

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

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real appreciated approximately 12.1% relative to the U.S. dollar in 2005. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—The Brazilian government exercises a significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.”

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

History of Dividend Payments

The following table sets forth the recent history of declarations of dividends and interest on capital on our common shares and preferred shares. For each year in the table, the payment of the dividends occurred during the year following declaration. For the periods indicated, the dividends paid per 1,000 common shares and per 1,000 preferred shares were the same. See “Item 3. Key Information—Selected Consolidated Financial Data.”

Declaration History of Dividends and Interest on Capital(1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2001	93,858,914	40,099,762	120,790,421	51,605,830
2002	96,198,579	33,846,035	123,801,421	43,557,683
2003	140,081,485	47,630,144	180,412,546	61,343,408
2004	302,634,209	119,476,593	389,766,059	153,875,270
2005(4)	904,951,727	432,991,257	1,165,497,675	557,654,390

(1)             In accordance with the accounting practices adopted in Brazil, dividends and interest on capital are accounted for as having been paid in the dividend year in which they are proposed, even if such dividends or interest on capital were formally approved by a shareholders’ meeting in the following year.

(2)             Real amounts are expressed in nominal reais.

(3)             U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the noon buying rate on the respective dates when we first paid the indicated dividends.

(4)             The 2005 dividends were approved at the annual and extraordinary general shareholders’ meetings held on April 28, 2006. On January 27, 2006, R$897 million was paid related to the extraordinary dividends.. The 2005 dividends are expected to be paid on June 30, 2006 and December 29, 2006. See note 17 to our consolidated financial statements.

Significant Changes

The most significant change in our financial condition since the date of our financial statements that are included in this annual report on Form 20-F is a 16.19% rate increase implemented in 2006, which has had a positive effect on our electricity sales revenues. In January 2006, we sold the senior quotas of Cemig CRC Account Securitization Fund (“FIDC”) in the amount of R$900 million. For additional information regarding the FIDC, see “Additional Information - Material Contracts”.

Item 9.   The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the São Paulo Stock Exchange. Our ADSs, each representing 1,000 preferred shares, have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our ADSs were traded in the over-the-counter, or OTC, market in the United States. The ADSs are evidenced by ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement by and among us, the depositary and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. As of December 31, 2005, there were approximately 18,172,265 ADSs outstanding, representing approximately 18,172 billion preferred shares or approximately 20.3% of our 89,393 billion outstanding preferred shares. Such ADSs were held by 10 record holders as of that date. Our common shares are also listed and traded on the São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for the preferred shares on the São Paulo Stock Exchange (per lot of 1,000 preferred shares) and the ADSs on the NYSE for the periods indicated.

	Preferred Shares(1)		ADSs
Period	Price in Nominal R$		Price in US$
	High	Low	High	Low
2001(2)	36.70	21.00	18.62	8.40
2002	39.70	18.90	16.73	4.85
2003	52.75	20.74	18.46	6.00
2004	68.00	36.80	25.10	11.42
2005	95.00	53.49	41.07	19.71

2004
First quarter	56.00	46.95	19.99	16.55
Second quarter	54.10	36.80	18.72	11.42
Third quarter	60.20	46.10	21.25	15.30
Fourth quarter	68.00	60.40	25.10	21.07

2005
First quarter	68.20	53.49	26.10	19.71
Second quarter	77.09	61.71	31.85	23.40
Third quarter	88.75	70.50	39.15	29.41
Fourth quarter	95.00	76.70	41.10	33.55

2006
First quarter	114.01	93.50	52.65	39.37

	Preferred Shares(1)		ADSs
Period	Price in Nominal R$		Price in US$
	High	Low	High	Low
December 2005	95.00	87.11	41.10	36.74
January 2006	114.01	95.10	48.94	39.37
February 2006	111.50	102.50	52.40	46.27
March 2006	111.00	93.50	52.65	42.05
April 2006	103.31	95.60	48.57	44.59
May 2006	105.85	86.25	51.45	35.83
June 2006(3)	92.00	80.00	40.53	34.58

(1)             Preferred share prices and volumes per 1,000 preferred shares.

(2)             From the listing on the NYSE on September 18, 2001 until the end of the period.

(3)             Through June 28, 2006.

On June 28, 2006, the closing price per 1,000 of the preferred shares on the São Paulo Stock Exchange was R$88.79 and the closing price per ADS on the NYSE was US$40.00.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2005, the aggregate market capitalization of the 343 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$482 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 51.5% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder. As of December 31, 2005, we accounted for approximately 1.27% of the total market capitalization of all listed companies on the São Paulo Stock Exchange.

Our preferred shares and common shares have daily liquidity on the São Paulo Stock Exchange and have had no suspension of trading in the past five years

We have been a member of Special Corporate Governance Level 1 of the São Paulo Stock Exchange since October 2001. As a result, we have agreed to do the following:

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

CEMIG has a permanent conselho fiscal, or fiscal council in accordance with the applicable provisions of Brazilian Corporate Law. As required by Brazilian Corporate Law, our fiscal council is independent of our management and external auditors. The primary responsibility of the fiscal council is to review management’s activities and the financial statements, and to report its findings to the shareholders. The Fiscal

Council is acting as our audit committee, as defined in the Sarbanes-Oxley Act of 2002.
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

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by Junta Comercial do Estado de Minas Gerais, or the Board of Trade of Minas Gerais, is 3130004012. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our extraordinary shareholders’ meeting on December 13, 2005, and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

According to Brazilian corporate law, a fair price shall be at least be equal to our valuation, as determined by one or more of the following valuation methods: book value, net book value assessed by market price, discounted cash flow, multiples, price of our shares in the market or any other valuation method accepted by the CVM. This price of the offer may be revised if challenged within 15 days of its publication by holders of at least 10% of our outstanding shares, by means of a request sent to our management that a extraordinary shareholders` meeting be called to decide on whether to request a new valuations under the same or different valuation method. Our shareholders that request a new valuation and those who approve such request shall reimburse us for incurred costs if the new valuation is lower than the challenged valuation. However, if the second valuation is higher, the offeror will have the option to continue the offer with the new price or quit the offer.

Arbitration

Pursuant to the Brazilian Corporate Law and related regulations, if provided for in a company’s by-laws, disputes among shareholders will be subject to arbitration. Our by-laws currently do not provide for arbitration.

Material Contracts

CRC Account Agreement - Contract for Assignment of Credit of the Remaining Balance of the Revenue Compensating Account, dated May 31, 1995, between the State Government and CEMIG, and Amendments thereto

Prior to 1993, electric utilities in Brazil were guaranteed a rate of return on investments in assets used to provide electric service to consumers, the rates charged to consumers were uniform throughout the country, and profits from more profitable utilities were reallocated to less profitable ones so that the rate of return for all companies would equal the national average. Shortfalls experienced by most electric utilities in Brazil were accounted for in each company’s CRC Account. When the CRC Account and the guaranteed return concept were abolished, concessionaires with positive balances were permitted to offset such balances against their liabilities to the Federal Government.

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

(c)             The CRC Account Agreement was next amended by the Third Amendment to the CRC Account Agreement, signed on October 24, 2002, which refers to outstanding installments originally due under the CRC Account Agreement from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002. These installments, which totaled R$1,097 million as of December 31, 2004, bear interest at an annual rate of 12%, with restatement based on the IGP-DI. We were permitted to retain payments of dividends and interest on capital due to the State Government as our shareholder as a set-off against amounts that the State Government owes us under this Third Amendment. For this reason, did not record a loss provision for amounts due thereunder. We paid interest on capital in lieu of dividends in December 2004, of which R$72 million was due to the State Government. Part of this interest on capital, amounting to R$49 million, was used by the State Government to settle part of the CRC overdue credits and the remainder, in the amount of R$23 million, to acquire debentures issued by CEMIG for the Irapé power plant construction. See Note 3 to our consolidated financial statements.

(d)           Given the prior default by the State Government in the payment of amounts due under the CRC Account Agreement  and in order to ensure the full payment to CEMIG of the installments due from the State Government under the CRC Account balance, a Fourth Amendment to the CRC Account Agreement was signed on January 23, 2006. Under the Fourth Amendment, the State Government irrevocably agreed to pay the outstanding CRC Account balance, corresponding to R$2,942 million at December 31, 2004, plus interest, by authorizing CEMIG to retain 65% of the dividends and interest on capital due to the State Government. The outstanding balance is subject to monetary correction for inflation by the variation in the IGP-DI inflation index and will bear interest at 8.18% per year, compounded semi-annually.

Under the Fourth Amendment, the State is required to make 61 semi-annual payments due on June 30 and December 31 of each year. The Fourth Amendment applies retroactively to December 31, 2004, with the first payment date being June 30, 2005 and the final payment being due on June 30, 2035. The semi-annual payments are adjusted for inflation by the IGP-DI inflation index and range from approximately R$29.4 million  for the first five installments and approximately R$76.5 million for the last installment. The 65% of dividends and interest on capital retained by CEMIG are to be applied in the following order: (i) the settlement of any past due installments,

(ii) the settlement of the installment relating to the half-year in which dividend or interest on capital takes place, (iii) pre-payment of up to two installments and (iv) amortization of the outstanding balance due under the CRC Account.

If the retention of ordinary dividends and interest on capital is not sufficient to cover the applicable installment, beginning on January 1, 2008, CEMIG is entitled to retain up to 65% of any extraordinary dividends or interest on equity due to the State Government for the payment of that installment. Furthermore, if the sum of 65% of the ordinary dividends and interest and capital and extraordinary dividends on interest and capital is not sufficient to cover an installment due, CEMIG is entitled to retain 100% of such dividends and interest on capital, beginning in the six-month period immediately following that of the past due date of the past due installment. In addition, if there is a reduction in the ownership of CEMIG by the State Government, the retention percentage will be automatically adjusted upward such that the total dividend amount retained will remain the same.

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

In connection with the unbundling process, this agreement was assigned to Cemig Generation and Transmission. This assignment remains subject to the approval of ANEEL through an amendment to the agreement, which is expected to occur in the near future.

Contract for Concessions of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and CEMIG

In July 1997, we entered into a contract with the Federal Government authorizing us to provide our electric energy transmission services to the public until July 8, 2015. This contract also provides the rates at which we may charge our consumers for our services. Upon our application, this contract may be extended by the Federal Government, at its own discretion, for a 20-year period. Pursuant to the contract, we are given free access to land in the public domain and certain rights of way in order to operate our electric energy transmission service. In return, among other things, we must maintain adequate technology, equipment, facilities and operating methods to ensure optimization of the use of existing and future electric energy resources and we must satisfy the demands of the electric energy market. We are also required to enter into a transmission service agreement with the ONS, pursuant to which we must make the facilities of our transmission service available to the interconnected power system.

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

In connection with the unbundling process, this agreement was assigned to Cemig Generation and Transmission. The assignment was approved by ANEEL on November 16, 2005.

Contract on Concessions for Distributing Electric Energy, dated July 10, 1997, between the Federal Government and CEMIG

To enable us to provide electricity distribution service to the public, we have a concession contract with the Brazilian Federal Government. This contract also provides for the rates at which we may charge clients for our services. We may apply for a 20-year extension of the period of this contract, and the Federal Government has the discretion to grant or refuse this extension.

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

In connection with the unbundling process, this agreement was assigned to Cemig Distribution. The assignment was approved by ANEEL on March 31, 2005.

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

“Initial Contract” for Purchase and Sale of Electricity, dated August 2, 2002, between Furnas and CEMIG

The Initial Contract signed with Furnas in 2002 governs the purchase by CEMIG of a portion of the electric energy generated by Furnas from the period from 1999 to the end of 2005. The volumes contracted under such contract were subject to a reduction of 25% a year beginning at the end of 2002 in accordance with Law 9,648/98. This agreement expired on December 31, 2005.

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

At the General Meeting of Holders of the Company’s First Issue of Non-convertible Debentures held on December 3, 2004, the debenture holders approved an amendment to the indenture providing for the compulsory exchange of the Company’s First Issue of Debentures for debentures to be issued by Cemig Generation and Transmission, in connection with the implementation of the process of “unbundling” of the Company. Such exchange must occur in a 180 day period beginning on the date of the transfer of the concessions to Cemig Generation and Transmission, which date will be considered as the date of the publication of the amendments to the concession contracts. If CEMIG fails to make such mandatory exchange in this time period, there will be an automatic early redemption of the debentures. On the other hand, the time period can be extended if a debenture holders meeting so authorizes. In addition, it was provided that the debentures to be issued by Cemig Generation and Transmission will keep the same characteristics and financial terms of the debentures that will be exchanged and will be guaranteed by CEMIG, the holding company.

On November 1, 2005, the debentures of the first series were subject to early redemption at the option of the debenture holders. As an alternative to redemption, we proposed the following new terms for the debentures of the first series: (i) the second remuneration period (the period following the early redemption option date) would begin on November 1, 2005 and end on November 1, 2009, the date of the final maturity of the debentures of the first series; (ii) the debentures of the first series would earn interest corresponding to 100% of the CDI, plus a spread of 1.20% per year, calculated based on a 252 business day year. Any debenture holders not agreeing to the proposed new terms could redeem the debentures of the first series in accordance with their terms on November 1, 2005. As a result, we acquired 28.49% of the outstanding debentures of the first series for an amount of R$139.5 million, equal to the monetarily adjusted nominal value plus any accrued and unpaid interest. We have not yet decided whether to cancel the acquired debentures or resell them in the market.

Financing Agreements by Extension of Credit No. 02.2.962.3.1, dated February 7, 2002 and No. 03.2.286.3.1 dated July 1, 2003, between BNDES and CEMIG and Intervening Third Parties

On February 7, 2002 and on July 1, 2003, we entered into two financing agreements pursuant to which BNDES, upon satisfaction of certain conditions, extended two loans to us in the amounts of approximately R$396.7 million and R$176.5 million, respectively. We borrowed R$335 million pursuant to these agreements and used the proceeds to partially settle our outstanding obligations to the CCEE relating to spot market energy we purchased during the period of the Electricity Rationing Plan. This financing was extended to us pursuant to the terms of the General Agreement of the Electricity Sector. The first loan is repayable to BNDES through 60 monthly installments over five years, beginning March 15, 2003, with the final payment due on February 15, 2008. The second loan is repayable to BNDES through 55 monthly installments over five years, beginning August 15, 2003, with the final payment due on February 15, 2008. Interest on the outstanding balance of both financings accrues at a rate of 1% over the Sistema Especial de Liquidação e Custódia (Special System for Settlement and Custody) overnight rate, or SELIC, the Brazilian benchmark interest rate. We may prepay all or a part of the outstanding balance under these agreements.

BNDES has agreed that as a result of the unbundling process, these contracts were assigned to Cemig Generation and Transmission.

Our obligations under these loans were originally guaranteed by the rate revenue relating to electricity sales to final consumers corresponding to 3.27% (as defined in the first loan agreement) and 1.36% (as defined in the second loan agreement) of our monthly sales. As a consequence of the transferring of the debt to Cemig Generation and Transmission, since the revenue of Cemig Generation and Transmission is lower than that of CEMIG which guaranteed the debt prior to the unbundling, the guarantee was increased as follows: the loans will be guaranteed by the rate revenue of Cemig Generation and Transmission relating to electricity sales to final consumers corresponding to 9% (as defined in the first loan agreement) and 5% (as defined in the second loan agreement) of the monthly sales.

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

In connection with the unbundling process, the indenture provides for the mandatory exchange of the debentures issued by CEMIG for debentures to be issued by Cemig Distribution. Such exchange must occur within a 330 day period beginning on October 18, 2005. If CEMIG fails to make such mandatory exchange in this time period, there will be an automatic early redemption of the debentures. On the other hand, the time period can be extended if a debenture holders meeting so authorizes. In addition, the indenture provides that the debentures to be issued by Cemig Distribution will keep the same characteristics and financial terms of the debentures that will be exchanged and will be guaranteed by CEMIG, as the holding company.

The proceeds from this issuance were used to roll over part of the debt raised to finance investments in the distribution segment.

Initial Contract between Cemig Generation and Transmission and Cemig Distribution

As a result of the process of unbundling, Cemig Generation and Transmission and Cemig Distribution were required to sign a power purchase agreement under the terms of the Law 9,648/98, referred to as the Initial Contract, corresponding to 866 average MW, or 25% of the capacity owned by Cemig Generation and Transmission. This contract expired on December 31, 2005.

Electricity Sale Contracts in the Regulated Environment (CCEARs)

In 2004, Law 10,848 and Decree 5,163 came into force, altering the structure of the electricity sector, especially the sale of electricity. Under the new regulations, the distributors must buy energy, to serve their markets, through public auctions in the regulated environment, in which the CCEARs are signed. In December 2004, the first auction of existing electricity under the new industry model was held. In this auction Cemig Distribution and Cemig Generation and Transmission made electricity purchase and sale contracts.

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

In April 2005, the second auction of existing electricity under the new industry model was held. In this auction Cemig Distribution and Cemig Generation and Transmission signed CCEARs. Cemig Distribution purchased, to serve its market, 105 average MW in contracts with terms of eight years, with the supply starting on January 1, 2008, at an average price of R$83.13/MWh. The contracts were signed with ten companies holding generation concessions, including Cemig Generation and Transmission. In the same auction Cemig Generation and Transmission sold 105 average MW in contracts with terms of eight years, with the supply beginning on January 1, 2008. The sale price of the electricity is R$83.50/MWh, referring to April 2005. The contracts were signed with 34 distributors, including Cemig Distribution, which supply consumers in all the regions of the Brazilian national grid system.

In October 2005, the third and fourth auctions of existing electricity took place, however Cemig Distribution and Cemig Generation and Transmission did not participate in these auctions.

In December 2005 the first auction for electricity to be produced by the new generation plants was held, and Cemig Distribution acquired 282.8 average MW in contracts with terms of 30 and 15 years for hydroelectric and thermal energy, respectively, which is equivalent to approximately 76% of its energy needs for 2008, 2009 and 2010 as described in an energy requirements statement provided by Cemig Distribution to the MME.

For more information about the CCEAR and the energy auctions, see “Annex A—The Brazilian Power Industry”.

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

These contracts provide for flexibility in the clients’ purchase of energy. The revenue of Cemig Generation and Transmission may vary due to this contractual flexibility.

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

On December 15, 2004, CEMIG sold part of its shares in Gasmig, corresponding to 40% of the registered capital, 0.5% to Gaspetro and 39.5% to its subsidiary, TSS Participações S.A. The total value of the transaction was R$154 million, providing a gain for CEMIG of R$102 million. This gain was posted in the income statement for 2004 as non-operational revenue.

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

This capital investment will increase the volume of gas sold from its present level of 2.7 million m³/day to 4.2 million m³/day at the end of 2006, and 10.0 million m³/day in 2023. In 2005 Gasmig sold 1.9 million m³/day.

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

CEMIG executed a settlement agreement with ANEEL, the CCEE and the CCEE participants, to settle the lawsuit CEMIG filed to contest the procedures used by the CCEE during the settlement process. As a condition to the agreement, CEMIG withdrew its lawsuit against ANEEL. As a result of this agreement, ANEEL revoked the ruling that suspended the payment of the RTE to our distribution subsidiary, which will result in a payment of approximately R$219 million to CEMIG. CEMIG agreed to repay the other CCEE participants the outstanding amounts that ANEEL calculated as being due by CEMIG during the settlement process held by the CCEE between September 2002 and January 2003. The calculation of the exact amount due to the participants of the CCEE was determined by the CCEE to be a total of R$171 million, and such amount  is being paid in up to 50 installments, depending on the total amount due to each creditor and are indexed to the SELIC interest rate plus a spread of 1%. We had fully accrued a liability related to this matter. See “Item 8. Financial Information — Legal Proceedings — Regulatory Matters.”

The Cemig CRC Account Securitization Fund, dated as of January 26, 2006.

As part of our tax planning on January 26, 2006 we created the Cemig CRC Account Securitization Fund (Cemig — Fundo de Investimento em Direitos Creditorios Conta CRC), or the FIDC. The FIDC was arranged and placed by Banco Itaú BBA S.A. and Banco Bradesco S.A., and it is managed by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda., an affiliate of Banco Itaú BBA S.A. The FIDC will continue until the full amortization of the receivables under the Fourth Amendment to the CRC Account Agreement, which is expected to occur no later than June 2035.

We assigned all our receivables under the CRC Account Agreement to the FIDC. The present value of the CRC Account receivables transferred to the FIDC is R$1,649. The FIDC is composed of 900,000,000 senior quotas and 760,125,012 non-transferable subordinated quotas, with the nominal value of R$1.00 per each quota. The quotas were fully subscribed and paid in on January 27, 2006 and we subscribed to and hold all the subordinated quotas.

The senior quotas have a benchmark return of the CDI plus 1.70% per year, and will be amortized over a 10 year period in 20 semi-annual payments. Each of the semi-annual payment dates of the senior quotas match the dates on which CEMIG pays its semi-annual dividends, and consequently gets repaid under the Fourth Amendment to the CRC Account Agreement. 65% of the dividends payable to the State Government on each dividend payment date are retained by CEMIG and automatically transferred to the FIDC. In the event that dividends are not sufficient to make a certain scheduled payment with respect to the senior quotas, CEMIG, as a co-obligor, is required to contribute whatever amount is necessary to the make the scheduled payment. The amortization schedule was designed to meet CEMIG’s dividend forecast and to minimize the risk of CEMIG being requited to make any additional payment. The subordinated quotas will be amortized with any excess of cash available at the FIDC or upon the termination of the FIDC.

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

Although there is currently no income tax treaty in force between Brazil and the United States, the tax authorities of both countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

General. The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation. In the case of a holder of preferred shares, we assume the investment is registered with the Central Bank. The following discussion does not address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares or ADSs.

Taxation of Dividends. Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares, or to a non-Brazilian holder in respect of the preferred shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits earned after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Payments of Interest on Capital. Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on equity, or interest attributed to shareholders’ equity. These distributions may be paid in cash.  Such payments represent a deductible expense  from the payor’s  income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

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

Any payment of interest on capital to shareholders (including holders of ADSs in respect of preferred shares) is subject to a withholding tax at a rate of 15%. These payments may be included, at their net value, as part of any mandatory dividend.

To the extent that payments of interest on capital are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding tax is at least equal to the mandatory dividend.

Distributions of interest on net equity to foreign holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

We cannot assure you that our Board of Directors will not determine that future distributions should be made by means of dividends or interest on net equity.

Taxation of Gains.

For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or preferred shares:

•                                          market investors, which represent those non-Brazilian residents who register with the Central Bank and the CVM to invest in Brazil, in accordance with Resolution No. 2,689 of the National Monetary Council; and

•                                          ordinary non-Brazilian holders, which include any and all non-residents in Brazil who invest in the country through any other means.

The comments contained below are applicable to all non-Brazilian holders, including non-Brazilian holders investing under Resolution No. 2,689, except where otherwise noted.

Resolution No. 2,689 grants a favorable tax treatment  to all non-Brazilian holders of preferred shares provided the respective disposal occurs on the Brazilian stock exchange and the following conditions are met:

•                                          to appoint a representative in Brazil with powers to take action relating to their investment;

•                                          to appoint an authorized custodian in Brazil for their investments;

•                                          to register as a foreign investor with the CVM; and

•                                          to register their investment with the Central Bank.

As mentioned, the sale of preferred shares by U.S. market investors carried out on the Brazilian stock exchange is exempted from the income tax rate. We cannot assure you that the current preferential treatment for U.S. market investors under Resolution No. 2,689 will continue in the future.

The sale of preferred shares that occurs out of the Brazilian stock exchange will be subject to the same tax treatment applicable to Ordinary U.S. Holders. The redemption or distribution of proceeds deriving from the liquidation of preferred shares will be treated as a sale carried out of the Brazilian stock exchange.

Non-Brazilian Holders

Non-Brazilian holders are subject to income tax at a 15% rate, as of January 1, 2005, on gains realized on the sale, redemption or distribution of proceeds deriving from the liquidation of preferred shares.

With respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. Cemig’s Brazilian counsel’s view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares registered with Brazilian Central Bank in foreign currency and the value of disposition of those preferred shares in the same foreign currency. This view has been supported by a precedent issued by the Brazilian administrative court. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

As of January 1, 2005 the purchase price of preferred shares sold on the Brazilian stock exchange is subject to a withholding tax rate of 0.005%, except in case of non-Brazilian holders, which invest in Brazil pursuant to Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the preferred shares. The withholding tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.

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

Sale of ADS and preferred shares by U.S. Holders to other non-residents in Brazil

Pursuant to Article 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar, as the regulatory norm referred to in Article 26, is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

If such argument does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains,  Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. Cemig’s Brazilian counsel’s view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares registered with Brazilian Central Bank in foreign currency and the value of disposition of those preferred shares in the same foreign currency. This view has been supported by a precedent issued by the Brazilian administrative court. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

Gains on the exchange of ADS for preferred shares

The exchange of ADSs for preferred shares is not subject to Brazilian tax. Non-Brazilian Holders may exchange its ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment referred above in connection with “U.S. market investors”.

Alternatively, the Non-Brazilian Holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section “Ordinary Non-Brazilian Holders”.

Gains on the exchange of preferred shares for ADS

The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares, as the case may be, is lower than:

•                                          the average price per preferred share on the Brazilian stock exchange on which the greatest number of such preferred shares were sold on the day of deposit; or

•                                          if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%.

Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions.

Law No. 9,430, dated as of December 27, 1996, defines low-tax jurisdictions as those that do not tax income or impose a rate lower than 20%.

 Law No. 9,779, dated as of January 19, 1999, states that, except under limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%.

Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%. The increased rate also applies for capital gains earned in transactions carried out of the Brazilian stock exchange and paid to residents of low-tax jurisdictions as of February 2004. However, the increased rate does not apply to dividends distributions, which remain exempted even if the beneficiary resides in a low-tax jurisdiction.

In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares which are resident in tax havens are also excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 as of January 1, 2000 and will be subject to the same tax treatment applicable to holders that are resident or domiciled in Brazil in case of transactions carried out on the Brazilian stock exchange.

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

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

CPMF is imposed on bank account debits at  0.38%. Constitutional Amendment No. 42/2003 approved the continued imposition of the CPMF tax until December 31, 2007. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by a currency exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in reais. If we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

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

Dividends generally will constitute foreign source income and, with certain exceptions, for taxable years beginning on or before December 31, 2006, will be “passive income” or “financial services income”,  which is treated separately from other types of income for U.S. foreign tax credit purposes. For taxable years beginning after December 31, 2006, such income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. In the event Brazilian withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1200, 30190—131 Belo Horizonte, Minas Gerais, Brazil.

Insurance

We have obtained, since February 2004, insurance policies to cover damages to the turbines, generators and transformers of our major power plants and substations caused by fire and risks such as equipment failures. We do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures. We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our consumers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses. See “Item 3. Key Information—Risk Factors—Risks Relating to CEMIG—We operate without general third party liability and catastrophe insurance policies.”

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

We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real). Despite the fact that our electricity purchases from Itaipu, which represented R$825 million in 2005, are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Exchange Rate Risk

At December 31, 2005, approximately 16.1% of our outstanding indebtedness, or R$779 million, was denominated in foreign currencies, of which approximately 83.2%, or R$653 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2005, we used financial instruments such as interest rate swaps to hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Deposit Certificate) rate. See Notes 2(d), 13, 20, 22 and 23 to our consolidated financial statements.

In 2006, the potential loss we would experience in the event of a hypothetical 20% depreciation of the real would be approximately R$92.2 million related principally to loans and financing and primarily due to an increase in our real-denominated interest expense, which would be reflected on our income statement. In 2006, a hypothetical 20% depreciation of the real would result in an additional annual cash outflow of approximately R$428.2 million, reflecting the increased cost in reais of servicing foreign currency-denominated indebtedness and increased purchasing power relating to Itaipu. This sensitivity analysis assumes a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness, the related interest expense and the expenses relating to the purchase of energy from Itaipu are denominated. This sensitivity analysis also assumes that the unfavorable fluctuation in the exchange rate affecting the purchase of energy from Itaipu would affect the annual cash payments but would not affect the expense recorded on the statement of operations, since the additional currency exchange expense would be recorded as a deferred regulatory asset.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2005:

2005
U.S. Dollar
Financing	653
Less Contracted derivative instruments	(241)
412
Japanese Yen
Financing	77
Less Contracted derivative instruments	(77)
—
Other Currencies
Financing	49
Net liabilities exposed to exchange rate risk	461

Interest Rate Risk

At December 31, 2005, we had R$4,826 million in loans and financing outstanding, of which approximately R$4,225 million bore interest at floating rates. Of this R$4,225 million, R$4,047 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$178 million is subject principally to LIBOR.

At december 31, 2005, we had assets, net of other liabilities, that bore interest at floating rates in the amount of R$1,328 million. These assets consisted mainly of our account receivable from the State Government and deferred regulatory assets, partially offset by CCEE obligations, bearing interest at rates tied to IGP-DI and SELIC, respectively. As summarized in the tables below, since the assets that bore interest at floating rates were higher than the obligations that bore interest at floating rates, we did not have exposure to interest rate risk as of December 31, 2005.

Total Debt Portfolio

R$ Million
Floating rate debt:
Real-denominated	4,047
Foreign currency-denominated	178
4,225
Fixed rate debt:
Foreign currency-denominated	601

Total	4,826

Total Portfolio
Floating Rate (R$ million)
Assets:
Cash and cash equivalents	1,249

Account receivable from State Government	1,519
Deferred regulatory assets	3,465
Total	6,233

Liabilities:

Account payable to suppliers-payment to generator for energy purchased on the CCEE	362
Financings	4,225
Derivative instruments(1)	318
Total liabilities	4,905

Total	1,328

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

PART II

Item 13.                   Defaults, Dividend Arrearages and Delinquencies

Restrictive Covenants

Certain of CEMIG’s loans, financing agreements and debentures contain certain covenants, calculated according to Brazilian Corporate Law, which the Company has not complied with as of December 31, 2005 as described below:

Description of the Restrictive Clause	Required Ratio	Ratio as of December 31, 2005 according to Brazilian Corporate Law
Cemig Distribution
- Investment/EBITIDA	Less than or equal to 60%	64.73

EBITDA consists of earnings before interest, taxes, depreciation and amortization. Some of our contracts contain specific criteria to define the EBITDA measure to be used in the covenant calculations.

With respect to the Cemig Distribution financings, waivers have been obtained from their creditors that affirm that such creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due until December 31, 2006.

Item 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                   Controls and Procedures

Evaluation of disclosure controls and procedures

The conclusions of our Chief Executive Officer and Chief Financial and Investor Relations Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2005, are as follows:

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

Changes in internal controls

There has been no change in our internal control over financial reporting during the year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.   Audit Committee Financial Expert

Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002.  The financial experts of our Fiscal Council are Luiz Otávio Nunes West and Ari Barcelos da Silva.

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

Item 16C.   Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
	(thousands of reais)
Audit fees	466	777
Tax fees	48	43
Audit-related fees	221	80
Total fees	735	900

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

Audit-related fees. Audit-related fees for 2005 refers to due diligence related to the acquisition of transmission lines. The 2004 fees refer to  due diligence related to the acquisition of Rosal Energia S.A., agreed upon procedures related to the application of certain ANEEL rates on energy sales and services in connection with compliance with the Sarbanes-Oxley Act.

Audit Committee Pre-Approval Policies and Procedures

Our Fiscal Council currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. However, as required by Brazilian legislation, we have adopted pre-approval policies and procedures by which all audit and non-audit services provided by external auditors must be approved by the Board of Directors. Any service proposals submitted by external auditors need to be discussed and approved by the Board of Directors during its meetings. Once the proposed service is approved, we formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Board of Directors.

Item 16D.   Not Applicable

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17.   Financial Statements

Not applicable.

Item 18.   Financial Statements

Reference is made to pages F-1 through F-57 hereof.

The following financial statements are filed as part of this annual report on Form 20—F:

•                                          Report of Deloitte Touche Tohmatsu Auditores Independentes

•                                          Audited Consolidated Balance Sheets as of December 31, 2005 and 2004

•                                          Audited Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2005, 2004 and 2003

•                                          Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003

•                                          Audited Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

•                                          Notes to the Consolidated Financial Statements

Item 19.   Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since January 12, 2006.

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

4.3	First Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005.

4.4

Contracts of Concession of Public Service for Distribution of Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.5	First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005.

4.6	Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005.

4.7

Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.8

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

4.11

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

4.12

Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated February 7, 2003, between BNDES and CEMIG and Intervening Third Parties (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.13

Summary of Indenture Covering the Third Public Issuance of Common Debentures, dated June 14, 2004, between CEMIG and Pavarini Distribuidora de Títulos e Valores Mobiliários. (Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15229)).

4.14	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government

Exhibit Number	Document
4.15	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224))

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.

12.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.

13.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Djalma Bastos de Morais
Name:	Djalma Bastos de Morais
Title:	Chief Executive Officer

Date:  June 30, 2006

ANNEX A

THE BRAZILIAN POWER INDUSTRY

The Brazilian Electricity System Overview

Brazil’s system of electricity production and transmission is a large-scale hydroelectric and thermal system, made up predominantly of hydroelectric power stations, with multiple owners. The Sistema Interligado Nacional — SIN (the National Interlinked System), or the Brazilian Grid, is comprised of companies in the southern, southeastern, center-west, and northeastern regions and part of the northern region of Brazil. Only 3.4% of the country’s electricity production capacity is outside the National Grid, in small isolated systems located mainly in the Amazon region.

Since the electricity system has been growing at a high rate in terms of both generation and transmission, the process of integration is advancing fast, and its operational complexity is growing proportionately.

Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential of 260,000 MW, of which only 27% has been developed, according to the Electrical Energy Expansion Committee, or CCPE.

The table below shows the installed capacity of electric power generation in the interconnected power system (excluding non-connected systems and self-production capacities), divided into hydroelectric and thermoelectric generation capacity, from 1991 through 2005 in MW.

Year	Hydroelectric	Thermoelectric	Proinfa(*)
1991	45,808	3,789	—
1992	46,995	3,672	—
1993	47,834	3,514	—
1994	49,136	3,490	—
1995	50,582	3,490	—
1996	52,266	3,724	—
1997	53,664	3,730	—
1998	55,519	3,903	—
1999	57,724	4,135	—
2000	59,452	6,217	—
2001	61,044	7,096	—
2002	65,735	9,214	—
2003	66,321	9,226	—
2004	68,026	12,577	—
2005	69,760	12,350	—
2006(**)	74,799	12,695	763(***)

Sources : National System Operator- ONS

(*)                                 Proinfa — the program to support alternative electricity sources — was created to work with the Mining and Energy Ministry (MME) by Law 10348 of April 26, 2002. Its purpose is to help diversify Brazil’s sources of energy, and also to seek regional solutions, through advantageous economic use of renewable sources, using available resources and applicable technologies. Initially the aim is to increase the proportional contribution to the National Grid System of electricity output produced from wind energy, by Small Hydroelectric Plants (PCHs) and from biomass.

(**)                          Forecast

(***)                   Small Hydroelectric Plant - SHP, Small Thermal Plant - STP and Wind Power Plants

Brazil has an installed capacity in the interconnected power system of 83.4 GW, of which approximately 84% is hydroelectric. The installed capacity includes half of the installed capacity of Itaipu — 12,600 MW owned equally between Brazil and Paraguay. According to data from the National System Operator — ONS, Brazil’s installed capacity is projected to increase to approximately 94 GW by 2009, of which 17% is projected to be thermoelectric and 83% is projected to be hydroelectric. There are approximately 49,723 miles of transmission lines with voltages equal to or higher than 230kV in Brazil.

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

Electricity Supply and Demand

Between 1986 and 2005, the consumption of electricity in Brazil grew by approximately 3.7% per year (from 166.7 GWh to 335.4 GWh), the number of consumers increased by approximately 3.5% per year (from 25,900 thousand to 56,640 thousand) and the total installed capacity increased by more than 4.2% per year (from 43,264 MW to 83,469 MW). The following table sets forth the growth in Brazil’s energy consumption, population and growth rate of the gross domestic product, or GDP, from 1986 through December 31, 2005.

Year	Energy Consumption (in GWh)	Energy Consumption (% Growth)	GDP Growth (%)	Population (in millions)
1986	166.7	10.6	7.5	137.7
1987	181.3	7.4	3.5	140.3
1988	191.8	5.8	(0.1)	142.8
1989	200.5	4.5	3.2	145.2
1990	204.4	2.0	(4.3)	147.6
1991	213.5	4.4	1.0	149.9
1992	217.4	1.8	(0.5)	152.2

1993	226.2	4.0	4.9	154.5
1994	231.6	2.4	5.9	156.8
1995	248.7	7.4	4.2	159.0
1996	259.3	4.3	2.7	161.2
1997	276.8	6.7	3.3	163.4
1998	287.5	3.9	0.1	165.7
1999	292.7	1.8	0.8	167.9
2000	307.5	5.1	4.4	170.1
2001	283.3	(7.9)	1.3	172.4
2002	290.5	2.5	1.9	174.6
2003	307.0	5.7	0.5	179.0
2004(1)	320.8	4.5	4.9	181.6
2005	335.4	4.6	2.3	184.2	(2)

(1)             Updated information

(2)             IBGE forecast

Sources: Sistema de Informações Empresariais do Setor de Energia Elétrica (Brazilian Business Information System for the Energy Sector), or SIESE; Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics), or IBGE; and the Ministry of Mines and Energy - MME.

Between 1986 and the end of 2005, consumption of electricity in Brazil generally grew at a faster rate than Brazil’s GDP, with the exception of 1993 and 1994, during which labor intensive industries lowered their output. Even in years in which the GDP had negative growth, electricity consumption increased. Overall electricity consumption growth averaged 5.6% per year from 1970 to 2005. According to the energy consumption forecast studies of the Market Studies Technical Committee (CTEM) of EPE (Energy Research Company) for the 2005 Planning Cycle, the Brazilian consumption growth rate should reach an average of 5.1% per year for the next  five-year period. The following table illustrates the forecasted breakdown of the consumption growth rate per region:

Period	North Integrated	Northeast Integrated	Southeast/ Midwest Integrated	South Integrated	Brazilian Average
2005-2010	5.5%	5.2%	5.0%	4.7%	5.1%

Source: — CTEM/EPE — Planning Cycle 2005

The following table provides information on the risks of an energy deficit of more than 5% of the market of each subsystem in the south, southeast-center-west, north and northeast regions in the coming years.

	Probability of Electricity Shortfalls (%)
Region	2006	2007	2008	2009	2010
South	0.0	0.3	1.1	3.3	5.0
Southeast/Midwest	0.0	0.5	1.0	2.7	4.3
North	0.1	1.4	1.7	3.8	7.7
Northeast	0.1	1.6	5.2	12.1	12.7

Source: National System Operator — ONS, Monthly Operation Planning, January 2006

The increase in the risk of an energy deficit of more than 5% shown in 2009 and 2010 in the above table is due to the exclusion from the study of the new plants that were part of the new energy auction held in December 2005. We expect these plants to be included as available in the next monthly operation planning studies by the ONS.

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

•                  the creation of the National Integrated System Operator (Operador Nacional do Sistema, or ONS), a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system; and

•                  the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law.

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

•                                          In March 2002, the GCE terminated the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Federal Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary rate readjustment, or RTE, to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing. For additional information regarding the rationing, see “Rationing and Extraordinary Rate Increases”.

•                                          On December 17, 2002, with the enactment of Law 10,604, the Federal Government granted a subsidy for distribution companies in order to contribute to the moderation of the rates charged to low-income consumers.

•                                          On March 15, 2004, the Federal Government enacted Law No. 10,848, or the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low rates. On July 30, 2004 the Federal Government published Decree 5,163, governing the purchase and sale of electricity under the New Industry Model Law, as well as the granting of authorizations and concessions for electricity generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final consumers.

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

As a result of the end of the rationing measures, the Federal Government, through Decree No. 4,261 of June 6, 2002, terminated the GCE and created the Câmara de Gestão do Setor Elétrico (the Electricity Sector

Management Committee), or CGSE, to replace the GCE as coordinator of the electricity sector revitalization measures, and to give support to the Federal Government with respect to related issues.

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

Such Law authorized an extraordinary rate increase, or RTE, applicable to final consumers that would compensate both generators and distributors for such rationing-related losses. The increased rates will be in force for an average period of 72 months from January 2002. The RTE also covers financial losses resulting from those costs that are beyond the control of the distributor, referred to as Parcel A costs, from January 2001 to October 2001 as well as losses of generators incurred as a result of payment of free energy costs above the Initial Contract average price. The RTE percentage charged for residential consumers (excluding low-income consumers), rural consumers, public street lighting and high-tension industrial consumers whose costs related to electric energy represent at least 18% of average production cost and fulfill certain other criteria was 2.9% and the RTE percentage charged to all other consumers was 7.9%, producing a weighted average increase of 5.87%.

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

Penalties

ANEEL’s Resolution 63, enacted on May 13, 2004 (which revoked Resolution 318), governs the imposition of sanctions against the operators in the electricity sector, defines conduct constituting violations of the law and classifies the appropriate penalties based on the nature and gravity of the violation (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). Depending on the violation, the fines can be up to two per cent of the amount invoiced by the concessionaires in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the operator to request ANEEL´s approval in case of:

•                                          Execution of contracts with related parties in the cases provided by regulation;

•                                          Sale or assignment of the assets or revenues related to the services rendered as well as the imposition of any encumbrances (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and

•                                          Changes in controlling interest of the holder of the authorization or concession.

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

ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by the MME and to respond to matters which are delegated to it by the Federal Government and by the MME. ANEEL’s current responsibilities include, among others,

•                                          administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity rates;

•                                          enacting regulations for the electricity industry;

•                                          implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy;

•                                          promoting the public bidding process for new concessions;

•                                          settling administrative disputes among electricity generation entities and electricity purchasers; and

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

ONS

The ONS was created in 1998 as a non-profit private entity comprised of Free Consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters. The New Industry Model Law, regulated by Decree 5,081 of May 14, 2004, granted the Federal Government the power to appoint three directors of the ONS, including the Director-general. The primary role of the ONS is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others:

•                                          planning and scheduling of the operation and the centralized dispatching of the generation in order to optimize the interconnected power system];

•                                          supervision and coordination of the electric system operation centers;

•                                          supervision and control of the national interconnected electric and energetic systems and the international interconnections;

•                                          retaining and managing of the electric energy transmission services and respective access conditions, as well as the ancillary services;

•                                          proposing to ANEEL the expansion and reinforcement of the basic transmission network facilities; and

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

Wholesale Energy Market and its successor, the Energy Trading Chamber - CCEE

Originally a self-regulated entity, the Wholesale Energy Market became subject to the authorization, supervision and regulation of ANEEL in 2002. Participants in the Wholesale Energy Market include all of the large energy generating entities, distribution agents, importers and exporters of electricity and other entities authorized by ANEEL to trade electric energy, or Energy Traders. Smaller generation entities are also eligible to participate in the Wholesale Energy Market.

On August 12, 2004, the Federal Government enacted a decree setting forth the regulations applicable to the new Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE and, accordingly, on November 10, 2004 the Wholesale Energy Market was substituted by CCEE and its activities and assets were absorbed by this new entity. One of the main roles of the CCEE is to conduct public auctions in the regulated market, including the auction of existing electricity and new electricity. Additionally, the CCEE is responsible, among other things, for (1) registering the volume of all the energy purchase agreements within the regulated market (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEAR, and the agreements resulting from the free market, and (2) the accounting for and clearing of short-term transactions.

Under the New Industry Model Law, the price of electricity bought or sold in the spot market, known as the Price of Liquidation of Differences (Preço de Liquidação de Diferenças), or PLD, will take into account factors, similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will be mainly linked to the equilibrium between the market supply and demand for electricity as well as the impact that any variation on this equilibrium may have on the optimal use of the electricity generation resources by the ONS.

The CCEE is comprised of power generation, distribution, trading agents and free consumers, and its board of directors is comprised of four members appointed by these agents and one by the MME, who is the Chairman of the board of directors.

Energy Research Company - EPE

On August 16, 2004, the Federal Government enacted the decree that created the Electricity Research Company, or EPE, a state-owned company, which is responsible for conducting strategic research on the energy industry, including, among others, electric energy, oil, gas, coal and renewable energy sources. EPE is responsible for (i) studying projections of the Brazilian energy matrix, (ii) preparing and publishing the national energy balance, (iii) identifying and quantifying energy resources and (iv) obtaining the required environmental licenses for new generation concessionaires. The research carried out by EPE will be used to subsidize MME in its policymaking role in the domestic energy industry. EPE is also responsible for approving the technical qualification of new electric energy projects to be included in the related auctions.

The Electricity Sector Monitoring Committee (CMSE)

Decree 5,175 dated August 9, 2004 established the Electricity Sector Monitoring Committee, or CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring and permanently evaluating the continuity and security of the electricity supply conditions and for indicating necessary steps to correct identified problems.

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

In 2002, the Proinfa Program was established by the Federal Government to create certain incentives for the development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects. Under the Proinfa Program, Eletrobrás will purchase the electricity generated by these alternative sources for a period of 20 years and will pass it on to distributors. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. Projects seeking to qualify for the benefits offered by the Proinfa Program must be fully operational by December 31, 2006.

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

The New Industry Model Law establishes that the failure to pay the contribution to RGR, Proinfa Program, the CDE, the CCC Account, or payments due by virtue of purchase of electricity in the regulated market  will prevent the non-paying party from receiving a rate readjustment (except for an extraordinary revision) or receiving resources arising from the RGR, CDE or CCC Accounts.

Energy Reallocation Mechanism

Under the Wholesale Energy Market, protection from hydrological risks for centrally dispatched hydrogenerators is provided through an Energy Reallocation Mechanism, or ERM, which attempts to mitigate the risks involved in the generation of hydrological electricity by mandating that hydrogenerators share the hydrological risks of the Interconnected Power System. According to Brazilian Law, the revenue arising from the sale of energy by generators does not depend on the energy effectively generated by them, but rather on the Assured Energy (the “Effective Power,” a reference amount of electricity established by the MME in accordance with studies conducted by the ONS) of each new plant, which is determined by the government in each relevant concession agreement. Any imbalances between the energy actually generated and the Assured Energy is covered by the ERM. The purpose of the ERM is to mitigate hydrological risks, guaranteeing that all participant plants in the ERM receive revenue related to their Assured Energy, irrespectively of the volume of energy generated by them. In other words, the ERM reallocated the energy, transferring surplus energy from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy. However, it is possible that this reallocation may correspond to an amount less than 100% of the Assured Energy of the participant plant and, if all the Assured Energy has been sold through long-term contracts, the participant plants would then be exposed to the short-term market, paying for the balance at the PLD Price (the Differences Settlement Price). Such a situation may happen, as periods of drought could lead to a reduction of the hydro generating capacity of the Brazilian system as a whole. In this case, the ERM mechanism will not be able to guarantee the Assured Energy to all hydro producers. As a result, we would be forced to buy energy in the wholesale market to meet the selling contracts we have made.

Rates for the Use of the Distribution and Transmission Systems

ANEEL oversees rate regulations that govern access to the distribution and transmission systems and establish rates (i) for the use of the local distribution grid, or Distribution Usage Rates (“TUSD”), and (ii) for the use of the interconnected transmission grid, or Transmission Usage Rates (“TUST”). Additionally, distribution companies of the South/South-East interconnected system pay specific charges for the transmission of electricity generated at Itaipu. In recent years, the Federal Government has had a goal of improving the national transmission system, and as a result, certain transmission companies have engaged in significant expansion programs, which have been paid for by increases in transmission rates and charges. The increase in transmission rates and charges paid by distribution concessionaires are passed on to their respective consumers through Annual Rate Adjustments. The following is a summary of each rate or charge:

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

TUST

The TUST is paid by generation companies and Free Consumers for the use of the basic transmission grid to which they are connected and are readjusted annually according to an inflation index and the annual revenue of the transmission companies adjustment. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published rates. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee.

The TUST is currently based on the nodal costs calculated according to the long-range incremental costs methodology. Regulation by ANEEL changed the current criteria for determination of the TUST so that the physical location of the users of the transmission grid (near or far from the center of load) was taken into consideration. This change did not affect CEMIG Generation and Transmission.

In accordance with Law 9,648/98 power purchase contracts, known as Initial Contracts, have being reduced 25% since 2002. With this reduction the responsibility for payment of the TUST, which was previously paid by the distribution companies, has been transferred to generation companies. Generation companies are paying transmission charges on the basis of the amount of power demand sold to consumers. Charges for load will be determined on the basis of maximum use of the transmission system during periods of peak usage.

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

Distribution

Until early 1993, two important principles dominated the rate-setting process in Brazil: (i) that electric utilities should be guaranteed an annual real rate of return of between 10% and 12%, known as the guaranteed return, on service-related assets included in the rate base and (ii) that the rates charged to each class of consumer for electricity should be uniform throughout Brazil, notwithstanding the high costs of distribution to remote areas of the country. In cases where the rates set by the Federal Government resulted in returns below 10% or above 12%, shortfalls or excesses were credited or debited to each company’s CRC Account. In general, until 1975, rates were set at levels that afforded the guaranteed return to companies in the sector. From 1975 through early 1993, however, rates were fixed at levels that in nearly all cases did not permit electric utilities to achieve the guaranteed return because the Federal Government sought to use lower rates to combat inflation. The practical effects of this rate-setting and compensation system were significant fluctuations in real terms in the level of rates during the period and a substantial increase in the CRC Account balances of most utilities.

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

The pass-through of electricity purchase costs under supply agreements negotiated before the enactment of the New Industry Model Law is subject to a ceiling based on a normative value established by ANEEL for each different source of energy (such as hydroelectric, thermoelectric and alternative sources of energy). The normative value applied to the supply contracts is adjusted annually in order to reflect increases in costs incurred by generators. Such adjustment takes into account (1) inflation, (2) costs incurred in hard currency and (3) fuel related costs (such as supply of natural gas). Costs incurred in IGP-M shall correspond to at least 25% of all costs incurred by generators.

Parcel B costs are those that are within our control and include, among others:

•                  return on investment related to the concession area and its expansion;

•                  taxes on revenue;

•                  depreciation costs; and

•                  operation and maintenance costs of the distribution system.

Each distribution company’s concession agreement provides for an annual rate adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index, adjusted by an X Factor.Electricity distribution companies, according to their concession contracts, are also entitled to periodic revisions (revisão periódica) every few years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the X factor, which is based on three components:(i) Xc, which is a factor based on our consumer satisfaction as surveyed by ANEEL and is set each year; (ii) Xa, which is a factor based on the difference between the IPC-A and IGP-M inflation indexes multiplied by our total personnel costs (since our labor increases are based on the IPC-A and our tariff increases are based on the IGP-M) and is set each year; and (iii) Xe, which is a factor based on our productivity gains over a four-year period and is set every four years.

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

Since 2002, low-income consumers have benefited from a special rate established by the Federal Government through ANEEL. During 2002, the deficit generated by the application of this special rate was financed by Eletrobrás with funds from the RGR. In 2002, pursuant to Decree No. 4,336/02, it was determined that the distribution companies would be compensated for the revenue loss resulting from the Special rate by the Federal Government with funds derived from dividends paid by Eletrobrás.

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

Challenges to the Constitutionality of the New Industry Model Law

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Federal Government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. However, on August 4, 2004, the Brazilian Supreme Court denied the government’s motion and decided to hear the actions and rule on their merits. On March 30th, 2005, after the vote by two (2) Justices in favor of a preliminary injunction to suspend the effects of the New Industry Model Law, five (5) other Justices voted against such suspension and the New Industry Model is currently in full force and effect. In such vote, the Justices appreciated the main challenge of the lawsuit, which is based on the fact that the New Industry Model Law was established by a Provisional Measure, instead of a Law, approved by National Congress. Thus a trend for the vote of the constitutionality of the New Industry Model Law has been demonstrated. Notwithstanding such trend, the merits of the lawsuit has not yet been appreciated and a final decision upon the matter is subject to the favorable vote of the majority of the 11 Justices, provided that a quorum of at least eight Justices must be present. To date, the Brazilian Supreme Court has not reached a final decision upon the merits of such lawsuit and we do not know when such a decision may be reached. Therefore, the New Industry Model Law is currently in force. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of contracts between related parties are expected to remain in full force and effect.

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

Coexistence of Two Electricity Trading Environments. Under the New Industry Model Law, electricity purchase and sale transactions will be carried out in two different market segments: (1) the regulated market, or the Pool, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their consumers and (2) the free market, which encompasses purchase of electricity by non-regulated entities (such as the Free Consumers and energy traders).

The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa program, as defined below,(3) Itaipu and (4) purchase and sale agreements entered into before the New Industry Model Law,  will not be subject to the public bidding process for the supply of electricity to the Pool. The electricity generated by Itaipu, located on the border of Brazil and Paraguay, is traded by Eletrobrás and the Federal Government, by means of ANEEL, and determines the volumes that shall be mandatorily purchased by each distribution concessionaire. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. Dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism.

The Regulated Market (the ACR)

In the regulated market, distribution companies will buy purchase electricity for their captive consumers through public bids regulated by ANEEL and conducted by CCEE.

Energy purchases, will take place through two types of bilateral contract: (i) Energy Agreements (Contrato de Quantidade de Energia) to be executed with hidroelectric generating units and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the ACR. In this case, the revenue of the generator is guaranteed and the hydrological risk is passed on to distributors. However potential additional costs of the distributors are passed on to consumers. Together, these agreements comprise the energy purchase agreements in the ACR (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEAR).

Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are obligated to contract 100% of their projected electricity needs, as opposed to 95% under the previous regime.

The regulation under the New Industry Model Law stipulates that distribution companies that contract less than 100% of their total captive consumption may be subject to fines. There are mechanisms to reduce this possibility, such as the purchase of energy from other distribution companies whose energy purchases exceeded forecasted demand, or the purchase of energy in auctions during the year. Any remaining shortfall from 100% of total captive consumption can be bought at the spot market price and the concessionaire would be subject to a penalty payment equivalent to the shortfall multiplied by the reference value rate established by ANEEL. If a company contracts more than 103% of its captive consumption, it would be subject to price risk if it sells this energy in the spot market in the future. To reduce such price risk, a company may reduce the purchase contracts in the “existing energy” auction by up to 4% each year, and reduce those contracts due to loss of consumers that became free and are supplied by generators directly. Any surplus may be negotiated in the spot market.

According to the New Industry Model Law, electricity distribution concessionaires will be entitled to pass on to their respective consumers, in  costs related to electricity purchased through public bids, limited to the equivalent of 103% of their verified annual load, as well as any taxes and industry charges related to the public bids.

The Free Market (the “ACL”)

In the free market  electricity is traded between generation concessionaires, IPPs, self-generators, energy traders, importers of energy and Free Consumers. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

A consumer that is eligible to choose its supplier, known as “potentially free consumer”, and that has a contract with a distribution company for an undetermined duration, may only be able to purchase electricity from other suppliers in the year following the declaration of its intention to terminate such contract, which declaration is required to be sent to the distributor at least 15 days before the day such distributor is required to state its electricity needs for the next auction, except as otherwise provided in the contract.

Potentially free consumers are those whose demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level, so long as the supply began after July, 1995. In addition, consumers with contracted demand equal to or higher than 500kW or more may be serviced by suppliers other than their local distribution company if they move to energy from alternative energy sources, such as wind, biomass or small hydroelectric plants.

Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. This extended  notice period seeks to assure that, if necessary, the construction of cost efficient new generation could be finalized in order to supply the re-entry of Free Consumers into the regulated market. In addition, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to free consumers. State-owned generators may sell electricity to Free Consumers, but as opposed to private generators, they are obliged to do so through an auction process.

Currently, high tension consumers who purchase their electricity from distributors in the regulated market do so at a subsidized price. This subsidy, known as the “cross-subsidy,” is being gradually eliminated by ANEEL, and its full termination is scheduled for 2007. The potentially free consumers are required to enter into separate contracts for the connection and use of the transmission or distribution lines and for the purchase of power.

Restricted Activities of Distributors

Distributors in the interconnected Brazilian grid are not permitted to (1) develop activities related to the generation or transmission of electricity, (2) sell electricity to Free Consumers, except for those in their concession area and under the same conditions and rates maintained with respect to captive consumers in the ACR, (3) hold, directly or indirectly, any interest in any other company, except interest in entities incorporated for raising, investment and management of funds necessary for the distributor or its controlled, controlling or under common control companies,  corporation or partnership or (4) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Such requirement is also not applicable for distributors with respect to services rendered for isolated power systems and for its own market when demand is up to 500 GWh per year. The rationale of this requirement is to (1) preserve each concession’s identity, enabling specific analysis of generation, transmission and distribution activities and (2) stimulate competition in generation and trading activities and, at the same time, to improve regulation in transmission and distribution activities. The New Industry Model Law has granted a transition period of 18 months for companies to adjust to these rules, and ANEEL can extend such term for another 18 months in the event that companies are unable to comply with such requirements within the prescribed timeframe.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers will be performed through the ACR, so-called self-dealing, when distributors were permitted to meet up to 30% of their electricity needs through electricity that was acquired from affiliated companies, is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the New Industry Model Law. Distributors may, however, make purchases from affiliated companies if the distributor participates in the public bidding process through the ACR, and the generator that bids the lowest price is an affiliated party.

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

Under the Power Industry Law, electricity committed to Initial Contracts is reduced by 25% each year from 2002 to 2005. Generation companies will be allowed to trade their excess, non-contracted electricity in the ACR or in the free electricity market and may conduct public auctions to trade any non-contracted volumes with Free Consumers or energy traders “The “Initial Contracts” expired in December 2005, and all the released energy  will be renegotiated in the  ACR or in the ACL.

Electricity Purchases under the New Industry Model Law

Decree 5,163/04 provides that  distributors must contract all of their electricity demand necessary to serve 100% of their markets under the guidelines of the New Industry Model Law. Electricity-selling agents (agentes vendedores) must provide evidentiary support linking the allotted energy to be sold to existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

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

The new regulations provide for electricity distribution companies to fulfill their electricity supply obligations primarily through public auctions, in accordance with the procedures described below.

In addition to these auctions, a distribution company may purchase electricity:  (1) from generation companies that are connected directly to the distribution company other than hydrogeneration companies with capacity higher than 30MW and certain thermogeneration companies, (2) from electricity generation projects participating in the Proinfa Program, and (3) power purchase agreement entered into before the New Industry Model Law was enacted.

Energy Auctions in the Regulated Contracting Environment

Since August 2005, all electricity generation, distribution and trading companies, independent power producers and free consumers are required to notify ANEEL, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company will be required to notify ANEEL, within the 60 day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies will be required to specify the portion of the contracted amount they intend to use to supply potentially free consumers.

On December 7, 2004, CCEE, under the coordination of ANEEL, conducted the first existing energy auction, under the procedures and conditions established by the New Industry Model Law.

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

The second existing energy auction under the New Industry Model Law was held in April 2005. CemigDistribution and Cemig Generation and Transmission entered into electricity purchase and sale contracts in this auction.During the auction, a total of 1,325 MW were sold, corresponding to only 42% of the energy initially foreseen by the MME for 2008, at an average price of R$83.13/MWh for eight-year contracts beginning in 2008. The energy to be sold with delivery initiating in 2009 was automatically excluded from the auction in accordance with the rules determined by MME, as the price for this product during the auction reached a value that was below the market expectations. By the end of 2005, the MME is expected to present a solution under which the distributors can achieve the contracting of 100% of their energy demand from 2008 to 2010.

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

The third auction took place on October 11, 2005. It was designed for distributors to buy the energy they were not able to buy in the previous auctions. Two products were offered: (i) a three year contract for the period 2006-2008 and (ii) a one year contract beginning in 2009. The demand of 102 MW for the three year contract was fully served, and the average price was R$ 62.95/MWh. For the contract beginning in 2009, 1,166 MW (59% of the total demand for that year) were sold at an average price of R$ 94.91/MWh. Our companies did not sell or purchase energy in this auction.

New Energy Auctions will be held (1) five years before the initial delivery date (referred to as “A-5” auctions), and (2) three years before the initial delivery date (referred to as “A-3” auctions). There will also be electricity auctions from existing power generation facilities (1) held one year before the initial delivery date (referred to as “A-1” auctions) and (2) held no longer than four months before the delivery date (referred to as “market adjustments”), in which the total amount contracted may not exceed 1% of the distribution concessionaire’s total demand.  The invitations to bid in the auctions will be prepared by ANEEL, in compliance with guidelines established by the MME.

Each generation company that participates in the auctions will execute a power purchase agreement with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relates to the market adjustment auction, where the contracts will be between specific selling and distribution companies. The CCEAR of both “A-5” and “A-3” auctions will have  terms  between 15 and 30 years, and the CCEAR of “A-1” auctions will have a term between five and 15 years. Contracts arising from market adjustment auctions will be limited to a two-year term.

The first auction for the expansion of the generation capacity, also referred to as the “New Energy Auction”, under the New Industry Model Law  was held in December 2005. A total of 3,286 average MW was sold, corresponding to 49 plants, 20 of which are yet to be built, 11 hydroelectric plants and 9 thermal plants. The term of these contracts is 30 years for hydroelectric plants and 15 years for thermal plants, with supply to begin in 2008, 2009 and 2010.

As a result of the First New Energy Auction, Cemig Generation and Transmission has been granted the right to construct a new 140MW hydroelectric plant, in the State of Minas Gerais, named UHE Baguari, in a consortium with Furnas Centrais Elétricas S.A and Neoenergia. S.A.

Cemig Distribution participated in this auction, purchasing an amount of 39.8 average MW for initial supply in 2008, 62 average MW for initial supply in 2009, and 181 average MW for initial supply in 2010, at respective average prices of R$ 127.15/MWh, R$ 127.77/MWh and R$ 117.11/MWh.

Only 855 average MW, that is to say 26% of the volume sold in the first New Energy Auction, actually refers to new power plants that did not have any concession or authorization previously granted. Of these new projects, 53% are hydroelectric. Only 70% of the purchasing needs declared by the distributors were sold at the auction.

At the auction 64% of the participants were public-sector companies, Petrobras representing 38%, and Eletrobrás 20%. Of the 855 average MW of new concessions and authorizations, only 29% of the investments are from the private sector.

One of the factors that contributed to the low participation by private investors in the total amount sold at the New Energy Auction was the maximum price stipulated by the government for contracting of hydroelectric energy, R$ 116.00/MWh. Investors considered this amount to be insufficient for the return on investment in almost all the hydroelectric plants. At the same time, all the new projects tendered for were contracted, basically by public-sector companies.

Brazil needs significant investments for expansion of the supply of electricity compatible with the demand growth. For these investments to be feasible, participation by private-sector capital is essential. In this context the results of the first New Energy Auction are not yet enough to represent attractiveness for the new model for the electricity sector. However, the new sector regulations put in place important mechanisms necessary for expansion of generation capacity — including long-term energy purchase contracts.

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

Pursuant to ANEEL’s regulations, the reduction of the level of contracted energy under the CCEARs of existing energy shall be preceded by the so-called Mechanism of Compensation of Surplus and Deficits, or MCSD, by means of which distribution companies which have contracted energy in excess of their demand may assign a portion of their CCEARs to distribution companies which have contracted less energy than needed to meet their consumer’s demand.

Limitation on Pass-Through

The rules also limit the pass-through of costs of electricity to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected electricity demands in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions. The Annual Reference Value will be applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects will be allowed to be fully passed-through. The decree establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

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

•                                          from 2005 to 2009, electricity purchases from existing facilities in the “A-1” auction is limited to 1.0% of distribution companies’ demand. If the acquired electricity in the “A-1” auction exceeds 1.0%, pass-through of costs of the exceeding portion to final consumers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities. The MME will establish the maximum acquisition price for electricity generated by existing projects;

•                                          electricity purchases in “market adjustment” auctions are limited to 1% of a distribution concessionaire’s total demand and passthrough of costs is limited to annual reference value; and

•                                          if distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

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

Companhia Energética
de Minas Gerais—
CEMIG

Financial Statements as of December 31, 2005
and 2004 and for the Years Ended December 31,
2005, 2004 and 2003 and Report of Independent
Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Energética de Minas Gerais—CEMIG
Belo Horizonte—MG, Brazil

We have audited the accompanying consolidated balance sheets of COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Energética de Minas Gerais—CEMIG and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

June 23, 2006
Belo Horizonte, Brazil

/s/ Deloitte Touche Tohmatsu

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

(Expressed in millions of Brazilian reais)

ASSETS

	December 31,
	2005	2004
CURRENT ASSETS:
Cash and cash equivalents (note 6)	1,349	916
Accounts receivable, net (note 7)	1,316	1,183
Accounts receivable - use of basic transmission network	303	28
Deferred regulatory assets (note 4)	1,150	836
Deferred income taxes benefits (note 5)	43	59
Recoverable taxes (note 8)	350	108
Materials and supplies	25	19
Other	242	127
	4,778	3,276

INVESTMENTS (note 9)	136	95

PROPERTY, PLANT AND EQUIPMENT, NET (note 10)	11,971	11,191

OTHER ASSETS:
Deferred regulatory assets (note 4)	2,315	2,929
Account receivable from Minas Gerais State Government (note 3)	1,519	1,097
Recoverable taxes (note 8)	216	141
Accounts receivable, net (note 7)	64	78
Deferred income taxes benefits (note 5)	192	—
Other	155	190
	4,461	4,435
Total assets	21,346	18,997

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

(Expressed in millions of Brazilian reais, except share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31,
	2005	2004
CURRENT LIABILITIES:
Accounts payable to suppliers (note 11)	734	648
Payroll and related charges	174	189
Taxes payable (note 12)	401	390
Deferred income taxes (note 5)	184	—
Dividends and interest on capital	1,602	470
Current portion of long-term financing (note 13)	985	1,417
Regulatory charges payable (note 14)	266	155
Employee post-retirement benefits (note 15)	161	200
Employee profit sharing	77	63
Derivative contracts	143	69
Other	211	102
	4,938	3,703
LONG-TERM LIABILITIES:
Long-term financing (note 13)	3,841	2,750
Employee post-retirement benefits (note 15)	1,535	1,606
Deferred income taxes (note 5)	730	709
Accrued liability for contingencies (note 16)	377	414
Accounts payable to suppliers (note 11)	337	246
Taxes payable (note 12)	124	166
Other	193	173
	7,137	6,064

MINORITY INTEREST	19	21

SHAREHOLDERS’ EQUITY: (note 17)
Capital stock -
Preferred—91,279, 651 thousand shares authorized and issued and 91,210,523 outstanding as of December 31, 2005 and 2004	804	804
Common—70,874,168 thousand shares authorized, issued and outstanding as of December 31, 2005 and 2004	624	624
	1,428	1,428
Additional paid-in capital	3,170	3,170
Appropriated retained earnings	2,793	2,693
Unappropriated retained earnings	2,367	2,449
Accumulated other comprehensive loss	(506)	(531)
	9,252	9,209
Total liabilities and shareholders’ equity	21,346	18,997

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Expressed in millions of Brazilian reais, except share and per share amounts)

	Years ended December 31,
	2005	2004	2003
NET OPERATING REVENUES:
Electricity sales to final customers (note 18)	8,708	8,541	7,163
Regulatory extraordinary rate adjustment (note 4)	8	89	63
Deferred rate adjustment (note 4)	110	640	199
Electricity sales to the interconnected power system (note 18)	237	36	56
Use of basic transmission network	1,523	245	257
Other operating revenues (note 18)	168	536	468
Taxes on revenues (note 18)	(3,241)	(2,608)	(2,190)
Total net operating revenues	7,513	7,479	6,016

OPERATING COSTS AND EXPENSES:
Electricity purchased for resale (note 19)	(1,455)	(1,370)	(1,396)
Natural gas purchased for resale	—	(268)	(246)
Use of basic transmission network	(709)	(538)	(310)
Depreciation and amortization	(669)	(677)	(686)
Personnel (note 19)	(779)	(788)	(710)
Regulatory charges (note 19)	(983)	(861)	(585)
Third-party services	(420)	(329)	(325)
Employee post-retirement benefits (note 15)	(257)	(153)	(109)
Materials and supplies	(95)	(83)	(88)
Reversal (provision) for loss on deferred regulatory assets (note 4)	(183)	(9)	174
Employees profit sharing	(260)	(110)	(93)
Other (note 19)	(379)	(280)	(313)
Total operating costs and expenses	(6,189)	(5,466)	(4,687)

Operating income	1,324	2,013	1,329

FINANCIAL INCOME, NET (note 20)	754	350	674

NON-OPERATING INCOME
Equity in results of Investments	29	3	—
Gain on GASMIG shares Sale	—	102	—
	29	105	—
Income before income taxes and minority interests	2,107	2,468	2,003

INCOME TAXES (note 5)
Current	(271)	(543)	(224)
Deferred	(29)	(188)	(383)
	(300)	(731)	(607)
MINORITY INTERESTS	2	2	—

NET INCOME	1,809	1,739	1,396

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized holding gains (losses) on available-for-sale securities
Unrealized holding gains arising during period	—	—	66
Less: reclassification adjustment for gains included in net income	—	—	(76)
Minimum pension liability adjustment (note 15)	38	(717)	(87)
Deferred income taxes (expense) benefits	(13)	243	33
	25	(474)	(64)
COMPREHENSIVE INCOME	1,834	1,265	1,332
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating basic earnings	162,084,691	162,084,691	162,084,691
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating diluted earnings	163,478,087	162,084,691	162,084,691
Basic earnings per thousand common and preferred shares - In Brazilian reais	11.16	10.73	8.61
Diluted earnings per thousand common and preferred shares - In Brazilian reais	11.07	10.73	8.61

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Expressed in millions of Brazilian reais)

	Years ended December 31,
	2005	2004	2003
CAPITAL STOCK:
Preferred—	804	804	804
Common—	624	624	624
	1,428	1,428	1,428
ADDITIONAL PAID-IN CAPITAL	3,170	3,170	3,170
APPROPRIATED RETAINED EARNINGS:
Fiscal incentive investment reserve—	45	45	45
Rate shortfall reserve—	2,648	2,648	2,648
Legal reserve—
Balance, beginning of year	—	—	—
Transfer from unappropriated retained earnings	100	—	—

Balance, end of year	100	—	—
	2,793	2,693	2,693

UNAPPROPRIATED RETAINED EARNINGS:
Balance, beginning of year	2,449	1,290	144
Net income	1,809	1,739	1,396
Transfer to appropriated retaining earnings	(100)	—	—
Dividends and interest on capital	(1,791)	(580)	(250)
Balance, end of year	2,367	2,449	1,290

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year	(531)	(57)	7
Unrealized holding gains arising during period	—	—	44
Less: reclassification adjustment for gains included in net income	—	—	(51)
Other comprehensive income (loss)	25	(474)	(57)
Balance, end of year	(506)	(531)	(57)
Shareholders’ equity at end of year	9,252	9,209	8,524

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Expressed in millions of Brazilian reais)

	Years ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,809	1,739	1,396
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	669	677	686
Deferred regulatory assets and liabilities	626	(598)	(67)
Monetary variation and exchange rate variation loss (gain)	(866)	(953)	(964)
Loss on disposal of property, plant and equipment	52	29	61
Employee post-retirement benefits	(72)	(118)	(152)
Provision for contingencies and doubtful accounts receivable	19	146	117
Provision (reversal) for loss on account receivables from Minas Gerais State Government	(223)	326	198
Provision (reversal) for loss on deferred regulatory assets	183	9	(174)
Deferred income taxes	29	188	383
Gain on sale of GASMIG shares	—	(102)	—
Other	(28)	(31)	15

Decrease (increase) in operating assets-
Accounts receivable	(188)	(196)	(316)
Recoverable taxes	(311)	(25)	(121)
Accounts receivable—use of basic transmission network	(275)	—	(10)
Other	56	133	(31)

Increase (decrease) in operating liabilities-
Accounts payable to suppliers	89	(101)	(723)
Payroll and related charges	(15)	(25)	91
Taxes payable	(259)	240	198
Regulatory charges payable	153	21	40
Accrued interest on long-term financing and short-term loans	78	3	(111)
Other	244	143	93
Net cash provided by operating activities	1,770	1,505	609

	Years ended December 31,
	2005	2004	2003

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted investments	—	—	62
Proceeds from sale of GASMIG	—	154	—
Sale of marketable securities	—	—	119
Acquisition of new investments	(32)	(10)	(4)
Acquisition of property, plant and equipment	(1,511)	(1,061)	(1,029)
Net cash used in investing activities	(1,543)	(917)	(852)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	1,515	1,207	694
Repayment of long-term financing and short-term loans	(818)	(1,424)	(826)
Proceeds from short-term loans	—	316	820
Dividends and interest on capital paid	(491)	(237)	(149)
Net cash provided by (used in) financing activities	206	(138)	539

NET INCREASE IN CASH AND CASH EQUIVALENTS	433	450	296

CASH AND CASH EQUIVALENTS:
Beginning of the year	916	466	170
End of the year	1,349	916	466
	433	450	296

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	735	225	169
Interest paid, net of interest capitalized	500	383	405
Accounts receivables from State Government offset by dividends	77	49	28
Debentures issued related to Irapé power plant offset by dividends	23	23	23

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in millions of Brazilian reais, unless otherwise indicated)

1.                       THE COMPANY AND ITS OPERATIONS

(a) The Company

Companhia Energética de Minas Gerais, “CEMIG” or “Company”, a listed company, has operated solely and exclusively as a holding company as from January 1, 2005, with shareholder participations in individually and jointly controlled subsidiaries. The principal objectives of its subsidiaries are the construction and operation of systems used in production, transformation, transmission, distribution and sales of electric energy, as well as the development of activities in the different fields of energy, with a view to the their economic exploitation.

As the most part of its subsidiaries are concessionaires of electric utility services, they are subject to regulations set by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or “ANEEL”), an agency of the Brazilian Federal Government (the “Federal Government”).

The Company has equity interests in the following operating companies as of December 31, 2005:

•                  Cemig Geração e Transmissão S.A. (“Cemig Geração e Transmissão”) (100.00% interest) — Electric power generation and transmission, through 45 plants — of which 42 hydroelectric, 1 wind and 2 thermoelectric plants — and transmission lines mostly belonging to the basic grid of the Brazilian generation and transmission system;

•                  Cemig Distribuição S.A.(“Cemig Distribuição”) (100.00% interest) — Electric power distribution through distribution grids and lines covering approximately 97.00% of the State of Minas Gerais;

•                  Sá Carvalho S.A. (“Sá Carvalho”) (100.00% interest) - Generation and sale of electric energy from the Sá Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

•                  Usina Térmica Ipatinga S.A. (“Ipatinga”) (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS;

•                  Companhia de Gás de Minas Gerais - GASMIG (“GASMIG”) (jointly controlled - 55.19% interest) - Acquisition, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to distribute gas in the State of Minas Gerais. GASMIG’s bylaws also permit the performance of activities related to the exploration, production and storage of natural gas; these activities, however, are not currently being performed. CEMIG sold 40.00% of its interest in GASMIG in December 2004, as mentioned in note 9;

•                  Empresa de Infovias S.A. (“Infovias”) (99.94% interest) - Rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Infovias owns 69.25% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities of the State of Minas Gerais;

•                  Efficientia S.A. (“Efficientia”) (100.00% interest) - Rendering efficiency, optimization and energy solutions services through studies and carrying out of projects, as well as providing operating and maintenance services, to energy supply facilities;

•                  Horizontes Energia S.A. (“Horizontes”) (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina;

•                  Central Termelétrica de Cogeração S.A. (“Cogeração”) (100% interest) —Generation and sale of electric energy, as an independent power producer, through the construction and operation of the Barreiro thermoelectric power plant, located on Vallourec & Mannesmann Tubes’s facilities, in the Minas Gerais State;

•                  Rosal Energia S.A. (“Rosal”) (100.00% interest) — Generation and sale of electric energy as an electric energy public service concessionaire through Rosal hydroelectric plant, located on the border between Rio de Janeiro and Espírito Santo States. CEMIG acquired 100.00% of the capital stock of Rosal on December 31, 2004 for R$134. CEMIG has recorded this acquisition based on the fair values of Rosal assets and liabilities in accordance with the purchase method prescribed by SFAS Nº 141 “Business Combinations” and SFAS Nº 142 “Goodwill and Other Intangible Assets”. The excess of purchase price over the net book value of Rosal amounting to R$33 was allocated to the concession intangible included in other assets. This intangible is being amortized over the term of the concession which expires in 2032. The Company has not presented additional disclosures related to the Rosal acquisition given that its impact on the Company’s financial statements is immaterial.

•                  Central Hidrelétrica Pai Joaquim S.A.(“Pai Joaquim”) (100.00% interest) — Generation and sale of electric energy, as an independent power producer.

•                  Companhia Transleste de Transmissão (“Transleste”) (jointly controlled - 25.00% interest) — Operation ofthe 345 KV transmission line (“TL”) connecting the substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant.

CEMIG also has an interest in the following development-stage companies as of December 31, 2005:

•                  Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. (100.00% interest) —Generation and sale of electric energy, as independent power producers;

•                  Cemig Trading S.A. (100.00% interest) —Purchase and sale of energy;

•                  Companhia de Transmissão Centroeste de Minas  (“Centroeste”) (jointly controlled - 51.00% interest) —Construction and operation of the 345 KV TL Furnas — Pimenta;

•                  Companhia Transudeste de Transmissão (“Transudeste”) (jointly controlled - 24.00% interest) —Construction and operation of the 345 KV TL Itutinga — Juiz de Fora;

•                  Companhia Transirapé de Transmissão (“Transirapé”) (jointly controlled - 24.40% interest) —Construction and operation of the 230 KV TL Irapé — Araçuaí 230 KV;

•                  Transchile Charrúa Transmisión S.A. — (“Transchile”) (jointly controlled — 49.00%) — Installation, operation and maintenance of the Charrúa — Nueva Temuco 220 kV transmission line and two transmission line sections in the Charrúa and Nueva Temuco sub-stations, in the central region of Chile.

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

In addition to the adjustments of Parcel A costs and Parcel B costs mentioned above, the electricity sales concessions provide for an annual rate adjustment based on several factors, including inflation. In addition, as a result of regulatory changes in December 2001, the Company may now request rate adjustments arising from significant events which disrupt the economic and financial equilibrium of its business. Other normal or recurring factors (such as increases in purchased power costs, taxes on revenue generated or local inflation) are also allowed to be offset through specific rate increases. When making a request for such rate increase, the Company is required to prove the financial impact of the cited events in its operations. See notes 2 and 4.

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

(a)          Basis of presentation — The financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Company’s statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are prepared and filed in accordance with the specific rules of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”) and ANEEL.

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

Shareholders’ equity presented in these financial statements differs from that included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of the following: (i) as of January 1, 1996, indexation of Brazilian financial statements prepared for Brazilian Corporate Law purposes was abolished, whereas for U.S. GAAP purposes such indexation was applied up to December 31, 1997; (ii) differences between the IGP-DI and the official indices mandated for indexation of the financial statements prepared in accordance with Brazillian GAAP; and (iii) adjustments made to reflect the requirements of U.S. GAAP. Current income taxes and dividend distribution capacity are determined based on the financial statements prepared in accordance with Brazilian GAAP.

(c)            Principles of consolidation — The consolidated financial statements include the accounts of all majority-owned subsidiaries, except jointly controlled companies. As discussed in note 9, in December 2004, 40% of

GASMIG’s capital stock was sold and entered into a shareholders’ agreement giving the minority shareholder in GASMIG substantive participating rights. These rights preclude the Company from consolidating GASMIG. Consequently, the Company’s investment in GASMIG is accounted for using the equity method of accounting as of the date of the shareholders’ agreement.

In consolidation, all significant intercompany balances and transactions were eliminated. The company also eliminates intercompany gains and losses on transactions with investments accounted for using the equity method. The minority interest in the positive equity in subsidiaries is shown separately as a liability.

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

(f)              Accounts receivable — Includes both amounts billed to customers and accrued revenues relating to unbilled energy supplied to customers as of the balance sheet date. Late fees arising from overdue electricity bills are accounted for on a cash basis. The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses.

(g)           Investments — The Company’s investments in affiliated companies in which the company has the ability to exercise significant influence, but not control, are accounted for using the equity method of accounting.

(h)         Property, plant and equipment — They are recorded at acquisition or construction cost, restated to reflect price-level changes through December 31, 1997. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with Statement of Financial Accounting Standards (“SFAS”) 34  “Capitalization of Interest Cost”. Depreciation is computed on the straight-line method, at annual rates determined by ANEEL, which represent the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets. The net results of disposals of fixed assets are recorded as part of operating income.

The Company’s investments in consortia (groups of organizations participating in joint ventures formed to promote common objectives or engage in projects to benefit all the members without the creation of a legal entity), are recorded at acquisition or construction cost less allowance for loss, when applicable. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with SFAS Nº 34. The consortium depreciation is computed on the straight-line method, at annual rates determined by ANEEL, which represent the estimated useful lives of the consortia’s underlying assets. The consortium expenditures for maintenance and repairs are charged proportionally to operating costs by the Company as incurred.

(i)             Impairment of long-lived assets — CEMIG follows SFAS Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, CEMIG performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analyses. The Company has not recognized any impairment as a result of the application of this accounting policy for all periods presented.

(j)             Revenues, costs and expenses — Revenues, costs and expenses are recognized on an accrual basis, i.e., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our rates have been fixed or are determinable, and collectibility is reasonably assured regardless of when cash is received.

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

Revenues received by the Company from other concessionaires and free consumers using its basic transmission and distribution network are recognized in the month that the network services are provided.

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

(k)              Income taxes — CEMIG accounts for income taxes in accordance with SFAS Nº 109 “Accounting for Income Taxes”, which requires an asset and liability approach to recording deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

CEMIG records the tax benefit of all net operating losses as a deferred tax asset and records a valuation allowance, when necessary, to reflect the benefit that management believes will more likely than not be recovered through future taxable income.

(l)                 Contingencies — The Company records provisions for contingencies when the loss is considered to be probable based on the opinion of internal and external legal counsel and is reasonably estimable, in accordance with SFAS Nº 5 “Accounting for Contingencies”.

(m)           Employees’ benefit plans — The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. The Company has also established post-retirement health care plans and pays life insurance premiums for its retirees. The Company applies SFAS Nº 87, “Employers’ Accounting for Pensions” and SFAS Nº 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” which require recognition of the costs on a comprehensive accrual basis. The Company has disclosed information about pension plans and other postretirement benefit plans as required by SFAS Nº 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”

Under Brazilian law, employees are entitled to a minimum of one-month vacation upon completion of each year of service. CEMIG fully accrues this liability based on the vested entitlement of the employees at each period end, plus related social security costs.

(n)         Environmental and remediation costs — CEMIG, in accordance with its environmental policy, has established various damage control and prevention programs in order to help limit its risks with respect to major environmental-related liabilities. The cost of these programs is expensed as incurred. CEMIG’s policy is to provide for remediation costs when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. No provision in respect of these matters has been required to date.

(o)         Comprehensive income (loss) — CEMIG reports comprehensive income (loss) in accordance with SFAS Nº 130 “Reporting Comprehensive Income” and has elected to present it in the statement of operations. Comprehensive income (loss) comprises the minimum pension liability adjustments made pursuant to SFAS Nº 87 in 2005, 2004 and 2003 and unrealized holding gains (losses) on available-for-sale securities in 2003, and their respective income taxes. The balance of other comprehensive income as of December, 31, 2005 and 2004 represent the additional minimum liability, net of income taxes.

(p)         Regulation and deferred regulatory assets — As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company is subject to the provisions of SFAS Nº 71 “Accounting for the Effects of Certain Types of Regulation”. The rate-setting structure in Brazil is now designed to provide for recovery of the Company’s allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the “General Agreement”) with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001 and 2002. The increased rates will be in force in the electricity industry for an average period of 74 months as from January 2002. As of December 31, 2005, the asset of R$331 (note 4) recognized by the Company represents the amount expected to be recovered over the next 24 months, in accordance with Emerging Issues Task Force (“EITF”) Nº. 92-7 “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”. The balances of the deferred regulatory assets are periodically compared with the Company’s recoverability projections, which are reviewed by Management depending on market events, changes in regulation and related circumstances. The respective provision for losses is adjusted accordingly.

The General Agreement also addressed Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes not controlled by the Company. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. The General Agreement provided a tracking account mechanism, created in October 2001 through Executive Order No. 296, to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable through the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001, except for the system services charges from September 2000 (as allowed by ANEEL). See note 4.

(q)         Earnings per share — Since each class of shares participates equally in earnings in the years presented, earnings per share was computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Consistent with many other Brazilian corporations, CEMIG discloses earnings per one thousand shares, as this is the minimum number that can be traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange, or “BOVESPA”). As mentioned in note 3, the Company has a contingent obligation to issue capital stock in connection with payments received on the account receivable from the State Government. This accounts receivable is currently being paid with dividends due to the State Government. Shares to be issued in connection with this obligation are considered dilutive for purposes of calculating earnings per share only when all necessary conditions for their issuance have been satisfied. At December 31, 2005, the Company has an obligation to issue 1,393,396 thousand shares in connection with dividends destined to offset the related receivable that are included in the weighted average shares outstanding, as follows:

Basic weighted average shares outstanding	162,084,691
Dilutive effect shares to be issued in connection with the account receivable from the State Government.	1,393,396
Diluted weighted average shares outstanding	163,478,087

(r)            Segment information — The Company currently operates in the generation/transmission and distribution of electric energy and telecommunication segments. Until December 31, 2004, the Company’s electric energy business was managed centrally on the basis of the consolidated results of the generation, transmission and distribution operations and, accordingly, the electric energy business represented a single segment per the criteria described in SFAS Nº 131- “Disclosures about Segments of an Enterprise and Related Information” at that time. As described in note 28, the Company restructured its operations on January 1, 2005 to separate its generation and transmission and distribution activities. Therefore, the management of electric energy business was separated between distribution and generation/transmission segments. See note 28.

(s)          Derivatives and hedging activities — As required by SFAS Nº 133 - Accounting for Derivative Instruments and Hedging Activities” derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying balance sheet, and corresponding changes in fair value are being recognized in earnings. Hedge accounting has not been applied to any of the Company’s derivative financial instruments. The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

3.                       ACCOUNT RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

On March 4, 1993, the Company recorded a receivable with a corresponding credit in the statement of operations, from the Federal Government relating to the remaining balance of the amount of return guaranteed by the regulatory agency and the actual return recorded by the Company prior to that date. During 1993 and 1994, the Company recovered part of the rate shortfall by offsetting amounts due to Federal Government-owned entities arising from purchased power and financing.

On May 2, 1995, the obligation to pay the remaining balance of this receivable amounting to R$602, was transferred from the Federal Government to the State Government, the Company’s controlling shareholder, through a credit assignment contract (the “CRC Agreement”). In connection with this assignment, the State Government agreed to pay the amount due to the Company over 20 years, with an initial three-year grace period, as restated based on the UFIR (Tax Reference Unit Index) plus interest of 6% per year. In the event that the Company receives payments or retains declared dividends to offset amounts receivable, the Company is obligated to issue shares to all shareholders in proportion to their shareholdings, transferring the principal amount of the related paid installments from Appropriated retained earnings - Rate shortfall reserve to Capital Stock. On January 24, 2001, the first amendment to the CRC Agreement replaced the monetary adjustment index of UFIR to IGP-DI, retroactive to November 2000, as a result of the elimination of the UFIR in October 2000.

In October 2002, the Second and Third amendments to the CRC Agreement were signed separating  the receivable into two amounts and established new payment terms. As of December 31, 2004, these terms and separate balances are as follows:

	Second CRC Agreement amendment	Third CRC Agreement amendment
Original term	January 2003 to May 2015	January 2003 to May 2015
Monetary Adjustment — index	IGP-DI	IGP-DI
Annual Interest Rate	6.00%	12.00%
Past due Payments as of December 31, 2004	January 2003 to December 2004	June 2003 to December 2004
Guarantee	none	Withholding of up to 100.00% of dividends payable to the State Government
Amount due	R$1,409	R$836
Amounts past due	436	261
Total balance due at December 31, 2004	1,845	1,097
Provision for Losses	(1,845)	—
Asset as of December 31, 2004	—	R$1,097

CEMIG had recorded a provision for losses as of December 31, 2004 for the total amount of the Second amendment since the State Government had not made payments on this balance since January 2003 and the amendment did not provide for any guarantee. The Third amendment stipulated that the guarantee relating to the dividends payable to the State Government would remain in force even after the original term of the amendment. CEMIG’s long-term estimates of future net income indicated that the dividends payable to the State Government would be sufficient to recovery the amounts due under the Third amendment and consequently, no provision for losses was recorded.

Fourth Amendment to the CRC Agreement

The Extraordinary Shareholders Meeting which commenced on December 30, 2005, and ended on January 12, 2006, approved the Fourth Amendment to the CRC agreement which extended the guarantee relating to dividends payable to the State Government to the amounts due under the Second CRC Agreement amendment and change the remuneration on the total CRC Agreement balance to IGP-DI plus annual interest of 8.18%. The balance is payable in 61 semi-annual installments which are due on June 30 and December 31 of each year, retroactively as from June 2005. The payments will be made by withholding 65.00% of the dividends and interest on capital due to the State Government. The dividends withheld will be used in the following order: (i) the settlement of past due installments, (ii) the settlement of the semi-annual installments, (iii) the pre-payment of up to 2 installments; and (iv) the payment of the remaining principal.

Additionally, during 2006, R$30 of the dividends withheld will be used for the acquisition, by the State Government, of CEMIG debentures issued in connection with the construction of the Irapé plant.

The changes in CRC Agreement receivable for the year ended December 31, 2005 is as follows:

Balance as of December 31, 2004	R$1,097
Interest and Monetary Variation	277
Amortization	(78)
Reversal of the provision for losses (i)	223
Balance as of December 31, 2005	1,519

Face value of the Fourth Amendment as of December 31, 2005	3,141
Provision for losses (i)	(1,622)

Asset as of December 31, 2005	R$1,519

(i) The Company has recorded a provision for losses on the CRC Agreement receivable based on its estimate of future net income for the period up to 2035, the end of the respective concession term. This estimate resulted in the partial reversal in 2005 of the provision recorded at December 31, 2004 of R$223. Future events that could result in a change in the projection of net income are continuously monitored by the management, and may result in the recognition of an adjustment to the provision for losses in subsequent periods.

The Company has recorded, under current liabilities, interest on capital payable to the State Government proposed by management and the Board of Directors, related to net income for the year ended December 31, 2005 amounting to R$141. As discussed above, R$30 is destined to the acquisition of Irapé Plant debentures, by the State Government and the remaining balance of R$111 may be used to settle part of the CRC credits.

In connection with the Fourth amendment to the CRC Agreement with a view to ensuring the Company’s financial stability, the Company committed to comply with the following financial covenants which are calculated based on the financial statements prepared in accordance with Brazilian GAAP:

Target Description	Index Required
Indebtedness (1)/EBTIDA (2)	Less than 2
Indebtedness(1) / Indebtedness plus Shareholders Equity	Less than or equal to 40.00%
Capital expenditures	Less than or equal to 40.00% of EBTIDA (3)

(1)             Indebtedness = total consolidated short-term and long-term financing

(2)             EBTIDA = Earnings before interest, income taxes, depreciation and amortization.

(3)             For the years of 2006 and 2007 the indexes required will be of 65.00% and 55.00% respectively.

In the event of the Company does not comply with the above covenants, the non-compliance is reported and addressed by the Company’s Board of Directors.

4.                       DEFERRED REGULATORY ASSETS

The components of the deferred regulatory assets are as follows:

	December 31,
	2005	2004
Energy Rationing Plan — Extraordinary rate adjustment:
Revenue losses (expected to be recovered within the next 24 months) incurred during the rationing period	331	404
Amounts to be transferred to generators	367	369
(-) Provision for loss	—	(13)
	698	760

Energy transactions on CCEE/MAE during the rationing plan	518	633
(-) Provision for loss on Transactions on the CCEE/MAE	(196)	—

	322	633
Additional Parcel A costs:
- Period from January 1, 2001 to October 25, 2001	549	462
- Period from October 26, 2001 and thereafter	277	549

Deferred rate adjustment	1,175	1,013
PIS-PASEP/COFINS	444	348
	3,465	3,765

Current assets	1,150	836
Other assets	2,315	2,929

The Company has not recorded VAT related to the above items. The VAT, amounting to R$549 as of December 31, 2005 (R$537 as of December 31, 2004), will be assessed when these amounts are invoiced to the customers as a gross-up to the revenue invoiced. The VAT collected will then be passed on to the state tax authorities, resulting in no affect on net operating revenues. VAT is not assessed on Parcel A costs and PIS-PASEP/COFINS.

(a) Energy Rationing Plan — Extraordinary rate adjustment

An emergency energy-rationing program (the “Energy Rationing Plan”) was created by the Federal Government on May 22, 2001, to reduce energy consumption and avoid unplanned interruption in power supply. Average reduction in monthly consumption of electricity during the rationing period was estimated at 20% of the actual consumption for the months of May, June and July 2000. The energy rationing became effective on June 1, 2001 and ended February 28, 2002, when the Federal Government determined that the water levels in the reservoirs serving Brazil’s hydroelectric facilities had returned to normal. As a result of the Energy Rationing Plan, many electric generation and distribution companies in Brazil, including CEMIG, experienced significant reductions in their profit margins. In December 2001, the Federal Government and the electric utilities in Brazil affected by the Energy Rationing Plan signed a General Agreement to re-establish the financial-economic equilibrium of the existing concession contracts and recover revenues relating to the period  during which the Energy Rationing Plan was in effect.

The General Agreement addressed margin losses incurred by the electric distribution and generation companies during the period of the Energy Rationing Plan and the costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or “MAE”), succeeded by the Câmara de Comercialização de Energia Elétrica — CCEE (“CCEE/MAE”), up to December 2002. These items will be recovered by an extraordinary rate adjustment as follows:

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

These assets, which will be reimbursed through the special rate adjustment are monetarily restated based on SELIC from January 1, 2002. The extraordinary rate adjustment regulatory asset had its maximum recovery period, initially established as being 82 months, reduced to 74 months, from January 2002 to February 2008, pursuant to ANEEL’s Resolution No. 1 dated January 12, 2004. Based on the Company’s estimates,  a provision for losses amounting to  R$13 was recorded during the year ended December 31, 2005. During the years ended December 31, 2005, 2004, and 2003, the Company collected R$261, R$310, and R$271, respectively, as a result of application of the extraordinary rate adjustment. Management periodically reviews its projections and, in the event that the estimates change in the future, the allowance will be adjusted as appropriate.

(a.1) Recovery of revenue losses incurred during the period of the Energy Rationing Plan:

Although CEMIG’s total revenue losses were R$633 as of December 31, 2005 (R$692 as of December 31, 2004), CEMIG recorded a regulatory asset under U.S. GAAP amounting to of R$331 as of December 31, 2005 (R$404 as of December 31, 2004), in accordance with the consensus reached by the FASB’s  — EITF Issue Nº 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs”, which establishes a 24-month period limit for recovery of this regulatory asset.

(a.2) Amounts to be collected from consumers and transferred to generators:

Amounts represent losses incurred by the generation companies that bought power in the MAE, held in 2004 by the Electric Power Sales Chamber (“CCEE/MAE”), in the period from June 1st, 2001 until February 28, 2002, with prices exceeding the amount of R$49.26/MWh (“free power”). These amounts will be collected by the Company and passed on the generation companies. This asset includes taxes on revenues and regulatory charges. When the amounts are received by the consumers, the amounts relating to taxes on revenue and regulatory charges will be paid directly to the Federal Government.

(b) Energy transactions on CCEE/MAE during the rationing plan

The amounts receivable refer to the difference between the prices paid by CEMIG in the CCEE/MAE energy transactions, during the energy rationing period and the amount of R$49.26/MWh that is recovered through the “extraordinary rate adjustment” (RTE), as defined in the General Agreement. Under ANEEL Resolution No. 36, dated January 29, 2003, distribution concessionaires collect and transfer, on a monthly basis, the special rate adjustment amounts to generators and distributors, including CEMIG, that have amounts receivable, starting in March 2003.

Certain distribution concessionaires withheld amounts of the special rate adjustment due to CEMIG since CEMIG was in the legal process of challenging the methodology applied to calculate CEMIG’s obligations resulting from the CCEE/MAE transactions under the General Agreement. In 2005, the Company decided to cancel this legal process and enter into an agreement with the other CCEE/MAE agents to receive payment based on the original criterion defined by ANEEL. The amounts relating to CEMIG’s obligation were already recorded in the Company’s financial statements.

The above agreement resulted in (i) the formalization of CEMIG’s obligation with CCEE/MAE, amounting to R$143, which was adjusted using the IGP-M as from July 2003, and is payable in  50 monthly installments, adjusted for the SELIC variation plus 1.00% of annual interest; and (ii) the distribution companies were authorized to transfer to CEMIG part of the withheld amounts, which totaled R$152 at December 31, 2005. The remaining balances are also adjusted for the SELIC variation plus 1.00% of annual interest.

The conclusion of certain lawsuits filed by other generators that are still in progress may result in future changes in the amounts recorded.

Provision for losses

As described above, the Company receives RTE amounts from other distribution companies. ANEEL established a time limit for these distribution companies to collect RTE from their respective consumers. In the event that these companies do not collect the full amount, the Company will not receive the shortfall. During 2005, the Company prepared an analysis to estimate whether these amounts will be collected by the respective distribution companies since these companies began to make payments during the year ended December 31, 2005. Based on this analysis, a provision for losses was recorded amounting to R$196.

(c) Recovery of additional Parcel A costs:

(c.1) Additional Parcel A Costs from January 1, 2001 to October 25, 2001

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

(c.2) Additional Parcel A Costs from October 26, 2001 and thereafter

On October 25, 2001, the Federal Government, through Executive Act Nº 296, created a tracking account mechanism to control the variation of Parcel A costs for rate adjustment calculation purposes. This account is comprised of the amounts resulting from the difference between the Parcel A costs actually incurred, from October 26, 2001 and thereafter, and the estimated Parcel A costs used for purposes of computing the annual rate adjustment as from April 8, 2001.

The amounts determined for the Parcel A costs for the period from October 26, 2001 and thereafter are recorded as deferred regulatory assets, as follows:

Parcel A Items	December 31, 2005	December 31, 2004

System service charges	89	143
Itaipu Binacional electricity purchase rate	158	178
Itaipu Binacional electricity transport rate	12	12
Fuel usage quota — CCC	(40)	(31)
Rate for use of basic transmission network	27	170
Energy development account quota - CDE	10	33
Charges for use of water resources	17	44
Incentive program for Alternative Electric Power Sources — PROINFA	4	—
	277	549

The above-mentioned amounts are restated based on the SELIC through annual rate adjustments.

The recoverable amounts recorded in current assets refer to variations of uncontrollable costs that are being recovered based on the annual rate adjustment on April 8, 2005, according to management’s estimates.

(d) Deferred rate adjustment

ANEEL Resolution No. 71, dated April 4, 2005, determined that the rate adjustment that should have been applied to the Company’s rates on April 8, 2003 was 44.41%, instead of 31.53% which was originally applied. The difference will be included by ANEEL in the future rate adjustments. Consequently, CEMIG recorded a deferred regulatory asset for the difference between 44.41% and 31.53% rate increase on the volume of electricity sold to customers from April 8, 2003 to December 31, 2005, in the amount of R$1,175, including monetary restatement calculated based on IGP-M variation plus 11.26% of interest. This amount will be collected through annual rate increases from April 8, 2004 to April 8, 2007.

(e) PIS-PASEP/COFINS

The Federal Laws No. 10,637 and 10,833, increased the rates and changed the basis of calculation of PIS/PASEP and COFINS taxes on revenues. As a result of those changes, there was an increase in expense relating to PIS/PASEP and COFINS, from December 2002 to June 2005 and from February of 2004 to June 2005, respectively. ANEEL recognized the Company’s right to record an asset related to the additional costs relating to PIS/PASEP and COFINS. These amounts are recorded as a noncurrent asset in the Company’s financial statements. Part of the Regulatory Asset, in the amount of R$156, will be reimbursed by the tariffs within 3 years, as from April 8, 2005. The criteria for the reimbursement of the remaining amounts have not yet been defined by ANEEL.

5.    DEFERRED INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). For U.S. GAAP purposes, the statutory annual rates applicable are 25% for federal income tax and 9% for social contribution tax.

(a) Income tax reconciliation:

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,
	2005	2004	2003

Income before income taxes and minority interests	2,107	2,468	2,003
Income taxes (34%)	(716)	(839)	(681)
Effects of:
Tax benefit (expense)-
Interest on capital	216	173	85
Interest and monetary variation on provision for loss on account receivable from State Government	76	(111)	(67)
Social Contribution on Complementary Monetary Restatement	51	(9)	12
Amortization of special liabilities	38	35	31
Others	35	20	13
Income tax expense	(300)	(731)	(607)

As from January 1, 1996, Brazilian companies are permitted to pay interest on capital. The calculation is based on the shareholders’ equity amounts prepared in accordance with Brazilian GAAP. The interest rate applied may not exceed the long-term interest rate determined by the Brazilian Central Bank and interest paid may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus profit reserves.

The amount of interest on capital is deductible for income taxes purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the payment of such amount to shareholders’ at the rate of 15%.

(b) Analysis of deferred tax balances:

As of December 31, 2005 and 2004, the deferred tax balances have been computed using a 34% rate, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

	December 31,
	2005	2004
Assets-
Tax loss carryforwards	62	16
Employee post-retirement benefits	85	90
Provision for contingencies	116	100
Provision for doubtful accounts	81	55
Other temporary differences	35	53
	379	314
Liabilities-
Temporary difference on regulatory assets	(654)	(551)
Effects of differences between book and tax basis of property, plant and equipment.	(404)	(413)
	(1,058)	(964)
Current Assets	43	59
Other Assets	192	—
Current Liabilities	(184)	—
Long-term Liabilities	(730)	(709)

The Company presented deferred tax expenses in the year ended December 31, 2005, in the amount of R$13, and deferred tax benefits in the years ended December 31, 2004 and 2003, in the amount of R$243 and R$33 respectively, related to the minimum pension liability adjustment for all years and unrealized gains and losses on available-for-sale securities for 2003, which were recorded directly to shareholders’ equity as other comprehensive income (loss).

Income Tax Loss Carryforwards may be offset against a maximum of 30.00% of annual taxable income. Tax loss carryforwards do not expire under Brazilian tax law.

6.    CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

	December 31,
	2005	2004

Cash on hand and in banks	50	48
Short-term investments, mainly certificates of deposit and money market funds	1,299	868

	1,349	916

7.    ACCOUNTS RECEIVABLE, NET

The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated:

		Past-due		Total December 31,
	Current	Up to 90 days	Over 90 days	2005	2004

Residential	387	46	76	509	484
Industrial	248	25	207	480	403
Commercial	184	22	67	273	222
Rural	53	7	13	73	64
Governmental entities	116	6	75	197	91
Public services	41	—	3	44	157
Subtotal	1,029	106	441	1,576	1,421
Distributors	18	—	—	18	5
	1,047	106	441	1,594	1,426

Allowance for doubtful accounts	—	—	(214)	(214)	(165)
	1,047	106	227	1,380	1,261
Current assets				1,316	1,183
Other non-current assets				64	78

No single customer represented more than 10% of total receivables as of December 31, 2005 and 2004 and electricity sales to final customers for the years ended December 31, 2005, 2004 and 2003.

As of December 31, 2005, other non-current assets include accounts receivable from consumers, in the amount of R$64, composed as follows:

•                               R$44 from Companhia de Saneamento de Minas Gerais - COPASA, a company controlled by the Minas Gerais State Government. CEMIG renegotiated the payment of this receivable into 96 monthly consecutive installments, from October 2004 to September 2012. This receivable is subject to IGP-M index variation and interest of 0.5% per month.

•                               R$20 from the Municipality of Belo Horizonte, due substantially to public lighting. The debt was renegotiated to be paid in 80 monthly installments, until March 2010. This debt is restated based on the Company’s rate adjustments.

The changes in allowance for doubtful accounts were as follows:

	Year ended December 31
	2005	2004	2003

Balance at beginning of the year	165	106	58
Accounts written off	(5)	(3)	(9)
Provision for the year recorded as an other operating costs	54	62	57
Balance at end of the year	214	165	106

8.    RECOVERABLE TAXES

The following table sets forth amounts of taxes recoverable for the dates indicated:

	December 31,
	2005	2004

Current assets -
Income tax	293	75
Social contribution tax	38	3
VAT	6	27
Other	13	3
	350	108
Other non-current assets -
VAT	216	141

The Income and Social Contribution Taxes credits refer basically to amounts assessed in the Corporate Entity Economic-Fiscal Information Statement — DIPJ of the previous and current years, which may be compensated in the following years with other federal taxes that might be assessed.

The recoverable PP&E VAT credits can be offset by the Company with VAT to be paid over a period of 48 months, in accordance with Brazilian tax legislation. The Company is in a legal dispute with the State Government in order to offset the VAT credits arising from acquired equipment to be used in the Company’s operation, in the amount of R$20.

9.    INVESTMENTS

The following table describes the consolidated investments:

	December 31,
	2005	2004

Equity investments in GASMIG	94	80
Equity Investments in Transleste	13	8
Other investments	29	7
	136	95

a) GASMIG - Sale of 40% of CEMIG’s interest in GASMIG to PETROBRAS

On December 15, 2004, CEMIG sold 40% of the capital stock of GASMIG to Petrobras for R$154, resulting in a gain of R$102. The price of the sale was determined based on GASMIG’s discounted cash flows.

The sale is part of the Association Agreement signed on August 25, 2004 among CEMIG, GASMIG, and PETROBRAS to develop the natural gas market. The Agreement includes an investment plan to expand the gas distribution networks serviced by GASMIG. According to the plan, these capital investments  will increase GASMIG’s daily natural gas volume distribution from 3.5 million m3/day to 4.5 million m3/day at the end of 2006, ultimately reaching 11.1 million m3/day in 2023.

In connection with the sale, the Company signed a shareholders’ agreement which gave PETROBRAS substantive participating rights over GASMIG including, among others, (i) the approval of operating budgets and (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts. As a result of these rights, the Company is precluded from consolidating GASMIG and consequently, GASMIG is accounted for using the equity method of accounting as from the date of the shareholders’ agreement.

10.    PROPERTY, PLANT AND EQUIPMENT, NET

The following table describes the consolidated property, plant and equipment:

	Annual average rate of	December 31,
	depreciation	2005	2004
In service	%
Generation-
Hydroelectric	2.44	7,903	7,922
Hydroelectric- Consortia	2.51	472	470
Thermoelectric	1.58	260	260
		8,635	8,652
Transmission	2.98	1,613	1,622
Distribution	4.67	7,693	7,571
Administration	9.08	564	441
Telecom	7.94	370	347
		18,875	18,633
Accumulated depreciation and amortization
Generation		(4,373)	(4,202)
Generation — Consortia		(34)	(21)
Transmission		(894)	(848)
Distribution		(4,068)	(3,848)
Administration		(423)	(345)
Telecom		(110)	(81)
		(9,902)	(9,345)
Total in service		8,973	9,288
Construction in progress
Generation		1,327	946
Generation — Consortia		640	493
Transmission		49	35
Distribution		883	366
Administration		95	53
Telecom		4	10
Total in construction in progress		2,998	1,903
Total		11,971	11,191

Interest cost capitalized during the years ended December 31, 2005, 2004 and 2003 was R$237, R$194, and R$131, respectively.

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

CEMIG has lands and buildings recorded under Property, plant and equipment — Administration, which have been pledged in connection with legal proceedings related to tax, labor, civil and other contingencies in the amount of R$11 at December 31, 2005 and 2004. Such contingencies are included in accrued liabilities for contingencies (see note 16).

Construction in Progress

Generation includes the costs incurred related to the Irapé power plant in the amount of R$ 1,137 (R$ 802 in 2004). The increase in the Distribution balance during 2005 relates to costs incurred related to the “Luz para Todos Program” . The objective of this program created by the Federal Government in 2003 is to anticipate the goal of providing electricity to 100% of Brazil by 2008.

Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner has the right to take energy generated by the power plant in an amount proportionate to the partner’s investment. These projects are governed by executory contracts which establish the rights and obligations of each party.

CEMIG’s participation in consortia, represented by amounts invested in the projects and which are included in the previous table, is as follows:

	CEMIG’s Participation	December 31,
	%	2005	2004
In service-
Queimado Hydroelectric Power Plant	82.50	207	207
Funil Hydroelectric Power Plant	49.00	154	153
Igarapava Hydroelectric Power Plant	14.50	56	56
Porto Estrela Hydroelectric Power Plant	33.33	55	54
(-) Accumulated depreciation		(34)	(21)
		438	449
Construction in progress-
Aimorés Hydroelectric Power Plant	49.00	601	467
Cemig Capim Branco Hydroelectric Power Plant	21.05	31	24
Funil Hydroelectric Power Plant	49.00	8	2
		640	493
		1,078	942

The participation of the other partners in energy generation from consortia is as follows:

Consortium	Consortium participants, other then CEMIG	Participation (%)

Porto Estrela Hydroelectric Power Plant	Companhia de Tecidos Nortes de Minas Gerais — COTEMINAS	33.34
	Companhia Vale do Rio Doce — CVRD	33.33

Igarapava Hydroelectric Power Plant	Companhia Vale do Rio Doce — CVRD	38.15
	Companhia Mineira de Metais — CMN	23.93
	Compahia Siderúrgica Nacional - CSN	17.92
	Mineração Morro Velho - MMV	5.50

Funil Hydroelectric Power Plant	Companhia Vale do Rio Doce - CVRD	51.00

Queimado Hydroelectric Power Plant	Companhia Energética de Brasília	17.50

Aimorés Hydroelectric Power Plant	Companhia Vale do Rio Doce - CVRD	51.00

Cemig Capim Branco Hydroelectric Power Plant	Companhia Vale do Rio Doce - CVRD	48.43
	Comercial e Agrícola Paineiras Ltda.	17.89
	Companhia Mineira de Metais - CMN	12.63

11.    ACCOUNTS PAYABLE TO SUPPLIERS

	December 31
	2005	2004
Electricity suppliers-
Eletrobrás — Energy from Itaipu	210	166
Furnas Centrais Elétricas S.A. (indexed to U.S. dollar)	39	31
Spot market — CCEE/MAE	119	149
Payments to generators for energy purchased on CCEE/MAE during the rationing period	362	364
Others	99	47
	829	757

Supplies and services	242	137
	1,071	894

Current liabilities	734	648
Long-term liabilities	337	246

Due to the agreement established between CEMIG, ANEEL and market agents, the amounts due to CCEE/MAE shall be paid within a 50-month period and are adjusted using the SELIC rate plus annual interest of 1%. See note 4. The eventual payment of this additional obligation depends on the conclusion of CCEE/MAEE calculations, considering the negotiations between CEMIG and CCEE/MAEE agents described on note 4.

12.    TAXES PAYABLE

The following table describes accrued taxes payable:

	December 31
	2005	2004
Short-term -
Income tax	31	93
Social contribution tax	3	36
VAT	229	169
Tax on revenue — COFINS	92	56
Others	46	36
	401	390
Long-term -
Tax on revenue — COFINS	103	139
Tax on revenue — PASEP	21	27
	124	166
	525	556

The federal taxes classified in long-term liabilities refer to taxes on the assets recorded as a result of the General Agreement of the Electricity Sector and the deferred rate adjustment, which are due when these assets are realized. These taxes are recorded based on the rates expected to be in force upon realization.

13.    FINANCING

(a)           The following tables describe financings:

				December 31,
					2005		2004
LENDERS	Payments of Principal	Annual Interest Rates (%)	Currency	Short Term	Long Term	Total	Total

IN FOREIGN CURRENCY

ABN AMRO Bank —N.I.	Semi-annually through 2005	Libor + 4.25	US$-	—	—	—	9

ABN AMRO Bank — N. II	Annually through 2013	6.00	US$-	117	117	—	—

ABN AMRO Real S.A. III, IV and V	Semi-annually through 2009	6.35	US$	18	51	69	78

Banco BNL do Brasil S.A.	Semi-annually through 2005	Libor + 0.50	US$	—	—	—	13

Banco do Brasil S.A. — Various (1)	Semi-annually through 2024	Various	US$	19	138	157	211

Banco do Brasil S.A. I	Single payment in 2005	1.30	JPY	—	—	—	81

Banco do Brasil S.A. II	Single payment in 2009	3.90	JPY	—	77	77	101

Banco Itaú S.A. I	Semi-annually through 2007	Libor + 3.25	US$	—	—	—	113

Banco Itaú S.A. II (2)	Single payment in 2005	Various	US$-	—	—	—	83

Banco Paribas II	Semi-annually through 2012	5.89	EURO	4	17	21	—

Banco Paribas I and III	Semi-annually through 2013	Libor + 1.87	US$	1	68	69	—

Banco Interamericano de Desenvolvimento —BID I and II (4)	Semi-annually through 2006	7.67	US$ + CB(4)	5	—	5	19

Citibank N.A.	Semi-annually through 2005	Libor + 4.25	US$	—	—	—	7

KFW	Semi-annually through 2016	4.50	EURO	2	18	20	28

Siemens LTDA. II	Semi-annually through 2005	9.97	US$	—	—	—	22

UNIBANCO I, III e VIII	Various	6.50	US$	—	168	168	190

UNIBANCO III and V	Single payment in 2009	5.50	US$	—	5	5	5

UNIBANCO IV and IX	Single payment in 2009	5.00	US$	—	20	20	23

MBK Furukawa Sistemas S.A. / UNIBANCO	Semi-annually through 2008	Libor + 5.45	US$	15	22	37	58

Toshiba do Brasil S.A.	Quarterly through 2009	Libor + 6.00	US$	3	8	11	16

Other	Various	Various	Various	2	1	3	62

Total foreign currency financing				69	710	779	1,119

				December 31,
					2005		2004
LENDERS	Payments of Principal	Annual Interest Rates (%)	Currency	Short Term	Long Term	Total	Total
IN LOCAL CURRENCY
Banco Credit Suisse First Boston S.A. I and III	Single payment in 2006	100.00% of CDI	R$	66	—	66	66
Banco Credit Suisse First Boston S.A. II	Single payment in 2010	106.00% of CDI	R$	—	75	75	—
Banco do Brasil S.A. III and VII	Single payment in 2009	111.00% of CDI	R$	3	119	122	122
Banco do Brasil S.A. IV and VIII	Annually through 2013	CDI + 1.70	R$	7	109	116	—
Banco do Brasil S.A. V and IX	Single payment in 2013	107.60% of CDI	R$	15	126	141	—
Banco Itaú — BBA V	Single payment in 2008	IGP-M + 10.48	R$	3	158	161	225
Banco Itaú — BBA III e VI	Single payment in 2008	CDI + 2.00	R$	3	100	103	103
Banco Itaú — BBA IV and VII	Annually through 2013	CDI + 1.70	R$	20	301	321	—
Banco Votorantim S.A. I and III	Single payment in 2010	113.50% of CDI	R$	5	54	59	54
Banco Votorantim S.A. II,III, IV	Annually through 2013	CDI + 1.70	R$	8	101	109	—
Banco WESTL do Brasil	Single payment in 2008	IGP-M + 10.48	R$	2	40	42	—
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	Monthly through 2008	SELIC + 1.00	R$	121	171	292	390
Bradesco S.A. I	Single payment in 2005	107.50% of CDI	R$	—	—	—	218
Bradesco S.A. II, III	Annually through 2013	CDI + 1.70	R$	29	377	407	—
Debentures I	Annually through 2006	IGP-M + 12.70	R$	501	—	501	989
Debentures II	Single payment in 2009	CDI + 1.20	R$	10	350	360	—
Debentures III—Minas Gerais State Government (3)	Various	IGP-M	R$	—	12	12	8
Debêntures IV	Single payment in 2014	IGP-M + 10.50	R$	15	249	264	261
ELETROBRÁS I and III	Monthly through 2013	FINEL + 8.00 and 8.50	R$	18	93	111	126
ELETROBRÁS II	Monthly through 2005	IGP-M + 12.00	R$	5	—	5	52
ELETROBRÁS IV	Various	UFIR + 6.00 to 8.50	R$	31	106	137	161
Large consumers — C.V.R.D.	Semi-annually through /2011	Various	R$	4	4	8	9
Banco Santander Brasil S.A. I and II	Annually through 2013	CDI + 1.70	R$	2	80	81	—
Banco HSBC Brasil S.A.	Single payment in 2005	104.00% of CDI	R$	—	—	—	33
UHESC S.A	Annually through 2005	IGPM + 14.66	R$	—	—	—	63
UNIBANCO V	Single payment in 2009	CDI + 2.98	R$	4	104	108	108
UNIBANCO VI and X	Annually through 2013	CDI + 1.70	R$	15	303	318	—
UNIBANCO I	Annually through 2013	CDI + 1.70	R$	9	73	82	—
Others	Various	Various	R$	20	26	46	60
Total local currency				916	3,131	4,047	3,048
TOTAL				985	3,841	4,826	4,167

(1)             These interest rates vary from 2.00 to 8.00% per year;

(2)             Semiannual Libor plus a spread from 0.81 to 0.88% per year for floating-rate obligations. These interest rates vary from 3.90 to 5.00 % per year for fixed-rate obligations.

(3)             The annual shareholders’ meeting on April 30, 2002 approved the issuance of debentures in the total amount of R$90 to be acquired by the State Government. These debentures are issuable in series, are not convertible into shares of CEMIG, do not have any preference or guarantee,  mature within 25 years from the date of issuance and will be restated based on the IGP-M index, without interest. The funds to be obtained from these issuances will be used for the construction of the Irapé Power Plant. The Company issued the series in the amount of R$22.5 from 2002 to 2005. The State Government is settling these debentures with the funds from its share of CEMIG’s dividends.

(4)             CB - Currency baskets — Index established by BID which includes some currencies in its composition as U.S. Dollar, Euro and Yen.

In addition to the financings described above, the Company has unused credit lines with financial institutions as of December 31, 2005 in the amount of R$94.

Most of the Company’s financing are guaranteed by the Federal and State governments and the proceeds of the financings have generally been used by the Company for working capital and to finance the expansion of its electric power generation, transmission and distribution systems. CEMIG has also pledged its rights to future revenues related to electricity sales in the amount of R$753. These rights serve as collateral for certain financing.

(b)            Composition of foreign financings by currency and domestic currency indices:

	December 31,
	2005	2004
Currency -
United States Dollars	653	857
Japanese yen	77	182
Euro	41	61
Currency baskets	5	18
Others	3	1
	779	1,119
Index -
Certificado de Depósito Interbancário — CDI (Interbank deposit rate)	2,468	704
Índice Geral de Preços de Mercado — “IGP-M” (General Market Price Index)	985	1,606
Sistema Especial de Liquidação e Custódia — “SELIC” (Brazilian benchmark interest rate)	292	390
Unidade Fiscal de Referência — “UFIR” (Tax Reference Unit)	137	161
Índice Interno da Eletrobrás — “FINEL” (Eletrobrás Internal Index)	111	126
Others	54	61
	4,047	3,048
	4,826	4,167

(c)             The following table sets forth the variations for the periods indicated in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used to restate financing, expressed as a percentage:

	Year ended December 31,
	2005	2004	2003
Currency-
United States Dollars	(11.82)	(8.74)	(18.23)
Japanese Yen	(23.43)	(7.02)	(9.30)
Euro	(23.50)	(0.85)	(7.78)
Currency baskets	(17.44)	2.81	3.63

(d)            The following table sets forth the variations for the periods indicated of the principal indices applied to domestic currency financing, in percentages:

	Year ended December 31,
	2005	2004	2003
Index-
CDI	18.15	17.46	23.33
IGP-M	1.21	12.41	8.71
SELIC	18.24	17.50	23.41
FINEL	2.24	2.38	1.70

(e)             Maturities of the long-term financing:

As of December 31, 2005

2007	419
2008	437
2009	774
2010	551
2011 and thereafter	1,660
3,841

(f)               Restrictive Covenants

Certain of CEMIG’s loans, financing agreements and debentures contain certain financial covenants which are calculated using financial statements prepared in accordance with Brazilian GAAP, which the Company has not complied with as of December 31, 2005 as described below:

Description of the Restrictive Clause	Required Index	Position on December 31, 2005 according to the financial statements prepared in accordance with Brazilian GAAP
Cemig Distribuição
Investment/EBITIDA	Less than or equal to 60%	64.73
Infovias
Debts/EBITIDA	Greater than or equal to 1.3	1.10

EBITDA = Earnings Before Interest, Income Taxes, Depreciation and Amortization
Some contracts established specific criteria to define adjustments to the EBITDA to be used in the covenants compliance.

Cemig Distribuição have obtained waivers from the related creditors that affirms that such creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due until December 31, 2006. For the Infovias financing, the waivers were obtained for the period up to June 30, 2006. In May 26,  2006, Infovias and the creditors signed the first amendment to the financing contract which removed the financial covenants which were not attended. Consequently, these financings are classified in current and long-term liabilities according to the original terms of respective contracts and amendments, in accordance with the respective waivers obtained.

14.   REGULATORY CHARGES PAYABLE

The following table describes the Company’s accrued regulatory charges payable:

	December, 31
	2005	2004
Global reserve for reversion quota	33	42
Fuel usage quota	6	36
Emergency capacity charge	56	56
Energy development account	24	18
Energy efficiency program	143	—
Other	4	3
	266	155

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

(b) Fuel usage quota:

The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian power system.

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

(e) Energy efficiency program

In compliance with the regulation of the electric power sector, the electric power distributors and generators are required to spend 1% of their revenues in energy efficiency and research and development programs. The percentage is included annually in CEMIG’s revenues through a rate adjustment stipulated by ANEEL which should be destined to this program .

15.   EMPLOYEE POST-RETIREMENT BENEFITS

The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or “FORLUZ”) covering substantially all of its employees. The Company has applied SFAS Nº 87 “Employers’ Accounting for Pensions” as from January 1,1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS Nº 87 first became applicable for non-U.S. pension funds.

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

Under the defined contribution plan the Company will match the employees’ contributions from 3% to 12% of each employee’s salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2005 and 2004 was R$1,316 and R$1,109, respectively, and the contribution expense for the years ended December 31, 2005, 2004 and 2003 was R$68, R$37 and R$31, respectively.

CEMIG has also established post-retirement health care plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS Nº 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”.

CEMIG uses a December 31 measurement date for its employee post-retirement benefits.

Amortization of deficit in actuarial reserves

Part of the post-retirement benefit liabilities, in the amount of R$1,524, as of December 31, 2005 (R$1,555 as of December 31, 2004), was recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system (“Price Table”). Part of these amounts is restated annually according to the salary adjustment index for the Company’s employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA — IPEAD (consumer price index calculated by the Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University), plus 6% per year.

In case FORLUZ reports a surplus for three consecutive years, such surplus may be used to reduce CEMIG’s obligations mentioned in the previous paragraph, as contractually agreed. Therefore, the surplus presented by FORLUZ in 2005, in the amount of R$143 million, was used to reduce the Company’s debt mentioned above in 2006.

The change in benefit obligations for the years ended December 31, 2005 and 2004 is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	Year ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Projected Benefit obligation — beginning of year	4,498	3,485	706	512
Service cost	7	6	31	25
Interest cost	491	449	78	66
Actuarial (gain) loss	253	897	(37)	144
Plan amendment	81	—	—	—
Benefits paid to participants	(342)	(339)	(57)	(41)
Projected Benefit obligation — end of year	4,988	4,498	721	706

As of December 31, 2005, the Company changed the terms of its plan to convert the account balance accumulated under this plan into a monthly life annuity at the date of retirement which was previously based on AT-49 mortality table that was changed to AT-83.   This change resulted in a plan amendment in the amount of R$81 million in 2005. The effect will be amortized on a straight-line basis over twelve years, representing the estimated remaining service period of the related employees.

The Accumulated Benefit Obligation as of December 31, 2005 and 2004 amounted to R$4,884 and R$4,476, respectively.

The change in plan assets for the years ended December 31, 2005 and 2004 is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	Year ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Fair market value of plan assets — beginning of year	3,065	2,584	32	16
Employer contributions	230	210	31	25
Employee contributions	—	—	18	21
Actual return on plan assets	619	610	6	11
Benefits paid to participants	(342)	(339)	(57)	(41)
Fair market value of plan assets — end of year	3,572	3,065	30	32

The funded status of the defined benefit pension plan and post-retirement health care and insurance is as follows:

	Defined benefit pension plan		Post-retirement health care and insurance
	December 31,		December 31,
	2005	2004	2005	2004
Projected benefit obligation in excess of plan assets	1,416	1,433	691	674
Unrecognized net transition obligation, being recognized from January 1, 1995	—	—	(22)	(27)
Unrecognized prior service cost	(120)	(43)	(30)	(33)
Unrecognized net actuarial loss	(871)	(826)	(135)	(176)
Accrued pension liability	425	564	504	438
Additional minimum liability — Other comprehensive income	767	804	—	—
Total accrued pension liability	1,192	1,368	504	438

The components of net periodic benefit costs for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Defined benefit pension plan			Post-retirement health care and insurance
	Year ended December 31,			Year ended December 31,
	2005	2004	2003	2005	2004	2003
Service cost	7	6	6	31	24	14
Interest cost	491	449	353	78	66	57
Expected return on plan assets	(437)	(422)	(346)	(5)	(3)	(2)
Amortization of transition obligation	—	—	—	5	5	5
Amortization of loss (gain)	27	—	(1)	10	3	2
Expected Employee contribution	—	—	—	(23)	(19)	(10)
Amortization of prior service cost	3	3	—	2	2	—
Net periodic benefit cost	91	36	12	98	78	66

The components of the projected net periodic post-retirement benefit costs for 2006 are as follows:

	Defined benefit pension plan	Post-retirement health care and insurance
Service cost	6	9
Interest cost	544	78
Expected return on plan assets	(506)	(4)
Amortization of prior service cost	10	3
Amortization of transition obligation	—	5
Amortization of loss	34	11
	88	102

The weighted-average asset allocations by asset category is as follows:

	Defined benefit pension plan and Post-retirement health care
Type of investment	Asset allocation at December 31,		Target asset allocation as per FORLUZ Investment Committee percentage or range of percentage’s
	2005	2004

Debt Securities	83.68%	83.52%	From 70% to 100%
Equity Securities	10.10%	10.48%	Up to 20%
Real Estate	3.41%	3.33%	Up to 7%
Participant loans	2.81%	2.67%	Up to 10%
Total	100.00%	100.00%

Investment strategies:

•                  FORLUZ Investment Committee determines investment guidelines;

•                  Investment objectives: achieve the minimum actuarial yield (IPCA/IPEAD plus 6% per year), in both long and short terms;

•                  Types of allowed investments: Fixed income — low credit risk assets, stocks, real estate and loans to participants;

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

•                  Debt securities: CDI, IGP-M, INPC (1), IPCA/IBGE (2);

•                  Equity securities: Average IBOVESPA (3);

•                  Real Estate: IPCA/IPEAD + 6% per year;

•                  Participant loans: IPCA/IPEAD + 10.03% per year.

(1)          Indice Nacional de Preços ao Consumidor — INPC (Consumer Price National Index)

(2)          Indice de Preços ao Consumidor Amplo- IPCA (Consumer Price Index calculated by the Brazilian Institute of Geography and Statistics — IBGE)

(3)          Indice da Bolsa de Valores de São Paulo — IBOVESPA (Index which represents the variation of the main shares negotiated on Sâo Paulo Stock exchange)

As of December 31, 2005 and 2004, the pension plan assets includes securities issued by CEMIG as follows:

	Defined benefit pension plan
	December 31, 2005	December 31, 2004

Debentures	203	212
Shares	39	—
	242	212

Assumptions used by the Company in 2005 and 2004 for its defined benefit pension plans were as follows (percentage including projected inflation of 5% per annum):

Actuarial method	Projected Unit Credit
Annual discount rate	11.30
Annual expected return on plan assets	14.45
Annual salary increase	7.10
Annual increase in benefits	5.00
Mortality rate	AT - 83
Disability rate	Light Medium
Disable mortality rate	IAPB-57
Expected annual turnover rate	2.00

IN 2004, the Company changed its mortality table from UP-94 to AT-83 based on studies performed by FORLUZ which concluded that AT-83 better represents the demographic profile of the FORLUZ participants. This change did not have a material impact in CEMIG’s statement of operations in 2004.

During the year ended December 31, 2004, the Company reduced the annual discount rate on post-retirement benefits from 13.40% to 11.30% (assuming an annual inflation rate of 5.00%) given the expectation of a long-term reduction Brazilian interest rates.

The rationale used in determination of long-term return on assets rate described above is based in the asset managers mid to long-term expectations and the Brazilian government bonds rates, reduced by 2% or 3% as the Company deemed reasonable.

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

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Other benefits
2006	341	31
2007	356	33
2008	372	34
2009	389	36
2010	406	38
2011-2015	2,290	219
	4,154	391

16.   CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues. The Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company’s results of operations or financial position. For those contingencies for which an adverse outcome has been deemed probable, the Company has recorded provisions for losses as follows:

	December 31
	2005	2004
Labor Claims
Various	114	111

Civil Lawsuits
Personal Injury	36	22
Rate Increase	132	105
Other	29	19
	197	146

Tax
FINSOCIAL	21	20
Taxes payable — Suspended Liability	38	60
Social Contribution on Complementary Monetary Adjustment	—	69
Other	2	3
	61	152
Regulatory
ANEEL Administrative Proceedings	5	5
Total	377	414

Certain details relating to such provisions are as follows:

(a) Labor Claims:

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$142 as of December 31, 2005 (R$139 as of December 31, 2004). CEMIG determines the amounts to be reserved based on the nature of the related claims and recent jurisprudence based on opinion of internal and external legal counsel.

(b) Rate Increase

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government’s economic stabilization “Cruzado Plan” in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers’ claims and recent court decisions. In the aggregate, these rate increase claims brought against us amounted to R$494 as of December 31, 2005 and at that date we had accrued a liability of R$132, which represents our total probable losses, with respect to these claims.

(c) FINSOCIAL:

In 1994, CEMIG was fined by the Secretaria da Receita Federal (the Brazilian federal tax authorities) due to the exclusion of State VAT from the FINSOCIAL calculation, a tax on revenue extinguished in 1992. The total estimated exposure to the Company for this claim is fully reserved.

CEMIG has a FINSOCIAL contribution dispute involving an amount of R$167 for which CEMIG has recorded a judicial deposit and a loss provision, both equivalent to the historic litigated amount. In the event that CEMIG does not succeed in this lawsuit, the current value of the judicial deposit should cover the eventual contingency amount. In the event that the Company is required to pay an amount in excess of the value of the judicial deposit, an additional loss may be required to be recognized. The Company believes that any additional loss relating to this matter would be immaterial.

(d) Taxes payable — Suspended Liability

The recorded provision of R$38 as of December 31, 2005 (R$60 as of December 31, 2004) is related to the deduction of the social contribution tax paid in the calculation of income tax. CEMIG has a preliminary court order granted by the Eighth Civil Court of the Federal Justice, on April 17,1998, for the exemption of payment.

(e) Social Contribution  on Complementary Monetary Adjustment:

On June 28, 1991, the Federal Government enacted Law No. 8,200, regulating the monetary restatement for purposes of the financial statements prepared in accordance with the Brazilian GAAP. Under this law, the Company was required to record complementary monetary restatement, increasing the book value of its fixed assets, that resulted in future deductible expense relating to depreciation or disposal for income tax purposes Such law did not clarify the proceedings regarding the deductibility of the complementary monetary restatement charged to income for social contribution tax purposes. The Company is deducting the amounts of depreciation and disposal of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax.

The estimated exposure was fully reserved up to December 31, 2004. During the year ended December 31, 2005, the Company reversed this provision based on the opinion of external legal counsel which asserted that the loss was no longer probable.

(f) ANEEL Administrative Proceedings

CEMIG was fined by ANEEL in some administrative proceedings due to alleged failure to comply with certain quality standards with respect to consumers and other matters. The Company is defending against such fines. The provision as of December 31, 2005 represents the potential loss relating to these matters.

(g) Civil lawsuits and others:

Other reserves are related to a number of lawsuits involving the Federal Government, in which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising from the ordinary course of business.

(h) Contingencies for which an adverse outcome has been deemed remote or possible:

CEMIG has other relevant legal proceedings against it for which the Company considers an unfavorable outcome to be remote or possible. The Company does not expect to incur any material losses with respect to these contingencies and therefore the Company has not recorded any accruals for such claims. Certain details relating to such matters are as follows:

(i) Income and social contribution taxes on post retirement benefits:

On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the updated amount of R$282, arising from the utilization of tax credits that resulted from the amendment of the Company’s 1997, 1998 and 1999 tax returns. The tax returns were amended as a result of a change in the accounting method for recording post-retirement benefit liabilities. The additional liabilities that resulted from the accounting change were recognized in the revised tax returns, resulting in tax loss carryforwards. No reserve has been recorded as a result of this assessment notice, since the Company believes that the procedures which generated the tax credits are legally sound. An adverse outcome in this mater has been deemed remote.

The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2002 and 2003. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$239. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds that support the procedures adopted. An adverse outcome in this mater has been deemed remote.

(ii) ITCMD — Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax):

The State of Minas Gerais assessed the Company for the non-payment of the tax named ITCMD — Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax), in the amount of R$105 as of December 2005. No reserve has been recorded for these claims, since the Company believes that the probability of an adverse outcome relating to this mater is possible.

(iii) Regulatory agency acts:

ANEEL has filed regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$516 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an Official Collection Letter, in the amount of R$626, to be paid before January 30, 2004. The Company did not make such payment since it believes that the likelihood of an adverse outcome is possible.

On November 14, 2003, the Federal Public Auditing Court, which has the authority to audit any decision by ANEEL that may impact public finance, initiated an administrative proceeding against ANEEL to evaluate the criterion adopted by ANEEL in the Energy Consumption Reduction Emergency Program (Programa Emergencial de Redução de Consumo de Energia Elétrica), or PERCEE. The Federal Public Auditing Court has asked the Company to provide certain information with respect to its rates, which, according to the Federal Public Auditing Court, were mistakenly approved by ANEEL. The potential loss resulting from the inability to provide support for these rates amounts to R$106 The Company has not recorded a provision relating to this matter as the likelihood of an adverse outcome is possible.

In addition, the Federal Public Auditing Court contested the index and the X Factor applied by ANEEL in the Company’s rate revision of 2003. Th Company has filed an administrative proceeding before the Federal Public Auditing Court to challenge this decision. Currently, this administrative proceeding is still under review of the

Attorney General of Minas Gerais. It is not possible at the present time to estimate the amounts involved in this claim. The Company believes that the likelihood of an adverse outcome in these matters is possible.

Cemig filed an Administrative Appeal against ANEEL on July 25, 2005, seeking  reconsideration of ANEEL’s Ruling No. 787, dated June 30, 2005, which declared null and void the registries before ANEEL and the CCEE of some supply agreements entered into by and between consumers connected in 13,8 kV. The Company continues to contest this Ruling. Such contracts under discussion before ANEEL amount to R$14. No reserve has been recorded for this claim, since the Company believes that the likelihood of an adverse outcome in this matter is possible.

(iv) Value-added tax

The State of Minas Gerais filed several administrative proceedings against the Company, alleging that the value-added tax (ICMS) has not been collected by some sellers of energy distributed through Cemig, and that Cemig would be a co-obligor with respect to the payment of such tax, in the total amount of approximately R$90. The Company believes that the likelihood of an adverse outcome in this matter is possible.

(v) Land usage taxes (“taxa de ocupação do solo”)

Several Municipalities of the State of Minas Gerais have assessed the Company for the payment of the land usage taxes. There are several administrative proceedings and lawsuits related to this matter, in the total amount of approximately R$16. The Company believes that the likelihood of an adverse outcome in this matter is possible.

(vi) Civil lawsuits - Consumers:

Various consumers and the Public Prosecutor of Minas Gerais have brought civil claims against CEMIG contesting rate adjustments applied in prior years, including rate subsidies granted to low-income consumers, the special rate adjustment, the inflationary index used to increase the electric rates in April 2003 and double reimbursement for any amounts that the Company found to have wrongfully collected and substitution of current adjustment index contained in the concession agreement as well as a revision of the methodology for calculation of the “X” Factor. It is not possible at the present time to estimate the amounts involved in these claims. The Company believes that the likelihood of an adverse outcome in this matter is remote.

The Company is the defendant in a suit challenging the charging of tax on public lighting. These claims are totaled an estimated amount of R$96 million as of December 31, 2005. The Company believes that the likelihood of an adverse outcome in this matter is remote.

The Company is a defendant, with CVRD, Comercial e Agrícola Paineiras and Companhia Mineira de Metais, in a class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental licenses relating to the Capim Branco I and Capim Branco II hydroelectric power plants. The Company believes that the likelihood of an adverse outcome in this matter is possible.

In addition to the matters described above, CEMIG and its subsidiaries are involved in other litigation arising from the normal course of business. Management believes that any losses would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

17.    SHAREHOLDERS’ EQUITY

(a)     Capital stock:

	Year ended December 31, (thousands of shares)
	2005	2004	2003
PREFERRED SHARES:
Balance	91,279,651	91,279,651	91,279,651

COMMON SHARES:
Balance	70,874,168	70,874,168	70,874,168

TREASURY STOCK (Preferred shares):
Balance	(69,128)	(69,128)	(69,128)

Total	162,084,691	162,084,691	162,084,691

At December 31, 2005, the State Government owned 51% of the Company’s common shares and 3% of its preferred shares, equal to 24% of total capital. The holders of the preferred shares are not entitled to vote at shareholders’ meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend as described in note 17 (d.1).

The common and preferred shares have a par value amount of R$0.01.

(b) Additional paid-in capital:

The balance refers to premium received by the Company when shares were issued.

(c) Appropriated retained earnings:

The following describes certain reserves that are included in shareholders’ equity:

Fiscal incentive investment reserve— this reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved projects and it is recorded in the following year the taxable income is earned. Under Brazilian GAAP, the amount designated for investments is recorded as an asset and credited directly to this reserve. This balance is restricted for capital increase. Under U.S. GAAP, this investment tax credit was originally credited to income and then transferred from unappropriated retained earnings to this reserve.

Rate shortfall reserve— this represents the accumulated rate shortfall reimbursement recorded under the rate-setting system in force up to March 1993. Under the Brazilian GAAP, the amount of rate shortfall, net of taxes, was credited directly to this reserve, which can be used only for capital increases. Under U.S. GAAP, this amount was originally credited to income, at its net present value, and then the corresponding amount was transferred from unappropriated retained earnings to this reserve.

Legal reserve— this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2005 and 2004. Although, the Company opted to appropriate 5,00% of 2005 annual net income, according to Brazilian corporate law, in the amount of R$100.

(d) Unappropriated retained earnings:

This balance represents retained earnings determined in accordance with U.S. GAAP after (i) the allocation of the amount for legal reserve (when required) as described in note 17 (c); (ii) allocation or transfer to or from other reserves; and (iii) dividends and interest on capital in lieu of dividends as described in note 17 (d.1).

(d.1) Dividends and interest on capital in lieu of dividends:

The extraordinary shareholders’ meeting held on December 13, 2004 changed the mandatory dividend rate from 25% to 50% of adjusted net income under Brazilian Corporate Law. Additionally, the Company distributed extraordinary dividends, to the extent that cash is available, as determined by the Board of Directors, subject to the guidelines of the Company Directive Plan. Declared dividends are paid in two equal installments, the first on June 30 and the second on December 30 of the year subsequent to the profit generation.

Each preferred share is entitled to an annual dividend equal to the greater of 10% of par value per preferred share or 3% of the book value of such preferred share, also based on the financial statements prepared in accordance with Brazilian GAAP. This preferred dividend has priority over the allocation of the mandatory dividend amount for the relevant period.

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

The State Government guarantees that the amount of dividends received by certain holders of preferred shares and common shares with respect to any fiscal year will equal at least 6% of the par value of the preferred shares and the common shares. Accordingly, even if net income, based on the Company’s financial statements prepared in accordance with Brazilian GAAP, is none with respect to any fiscal year, some of CEMIG’s shareholders will receive a dividend of 6%. This guarantee applies only to private holders of shares and not to public or governmental holders.

Under the Brazilian GAAP, if the Company does not distribute the minimum preferred dividends for three consecutive years, the preferred shares become entitled to vote.

Effective December 26, 1995, Brazilian law allows the deductibility of interest on capital paid to shareholders for income tax purposes, provided such interest is computed based on the Brazilian Long-term Interest Rate (TJLP), effective in the year the interest on capital is computed.

In 2005, 2004 and 2003, the minimum dividend requirements have been met and dividend distributions have been made on an equal, pro rata basis with respect to all preferred shares and common shares.

2004 Supplementary Dividends

The Company paid supplementary dividends related to 2004, according to its interpretation, in compliance with the criterion to calculate the minimum compulsory dividends provided for in its By-Laws, corresponding to 50.00% of the net income for the year.

Some shareholders, however, challenged the criterion used by the Company. Such shareholders understand that interest on capital as minimum compulsory dividends should be considered net of Withholding Income Tax. That is, the amount paid should be net of the Income Tax.

In response to the Company’s consultation, the CVM confirmed the minority shareholders’ understanding. Consequently, in 2006, CEMIG will proceed to the payment of supplementary dividends related to fiscal 2004 in the amount of R$77, corresponding to R$0.47 per thousand shares. Payment date is to be announced.

The Company declared dividends and interest on capital in lieu of dividends as follows:

	Year ended December 31,
	2005	2004	2003
Regular Dividends	182	70	—
Extraordinary dividends	897	—	—
2004 supplementary dividends	77	—	—
Interest on capital	635	510	250
Total	1,791	580	250

On December 7, 2005, the Company’s Board of Directors approved the payment of extraordinary dividends of R$897 to all shareholders recorded in the Nominative Stock Book Record on January 16, 2006, corresponding to R$5,53 per thousand shares. The decision to pay the dividends was ratified by the shareholders’ in an extraordinary shareholders meeting which commenced on December 30, 2005 and ended on January 12, 2006. The payment of these dividends was made on January 27, 2006. Interest on capital related to 2005 net income, in the amount of R$635, will be paid during 2006.

The annual shareholders’ meeting held on April 29, 2006 approved the regular dividends to be paid, related to 2005 net income, in the amount of R$462.

The Company reverts the dividends not claimed by the shareholders within three years of the date they were distributed in accordance with the Brazilian Corporate Law and its by-laws. The amounts of the dividends not claimed is “de minimis”.

18.   NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:

	Year ended December 31,
	GWh (unaudited)			R$
	2005	2004	2003	2005	2004	2003
Residential	6,589	6,526	6,529	3,051	2,643	2,325
Industrial	23,472	22,969	21,715	2,850	3,549	2,868
Commercial	3,754	3,537	3,402	1,506	1,256	1,039
Rural	1,941	1,846	1,783	473	395	332
Governmental entities	1,593	1,532	1,506	464	392	328
Public services	981	966	972	231	200	170
Own consumption	29	55	55	—	—	—
Unbilled, net	—	—	—	133	106	101
	38,359	37,431	35,962	8,708	8,541	7,163
Supply	1,255	364	621	114	24	32
Energy transactions on CCEE/MAE	—	—	—	123	12	24
Total	39,614	37,795	36,583	8,945	8,577	7,219

	Number of consumers (unaudited)
	2005	2004	2003
Residential	4,927,966	4,830,935	4,729,674
Industrial	69,207	68,263	68,159
Commercial	537,656	530,158	523,055
Rural	417,026	388,445	368,057
Governmental entities	49,955	48,475	46,877
Public services	7,400	7,305	7,069
Other	769	1,324	1,308
	6,009,979	5,874,905	5,744,199
Supply	8	5	7
Total	6,009,987	5,874,910	5,744,206

Low-income consumers

The Federal Government, through Centrais Elétricas Brasileiras — “ELETROBRAS” is reimbursing distributors for billing losses incurred from 2002 resulting from the new classification criteria established for low income consumers due to the lower rate applied to them.

(b) The composition of other operating revenues is as follows:

	Year ended December 31,
	2005	2004	2003
Gas sales	—	420	367
Telecom and cable TV services	92	62	44
Services rendered	26	21	23
Rental and leasing	31	23	22
Others	19	10	12
	168	536	468

(c) The composition of taxes on revenues is as follows:

	Year ended December 31,
	2005	2004	2003
VAT	2,164	1,784	1,523
Emergency capacity charge	176	292	265
COFINS	721	473	272
PIS-PASEP social contribution	175	57	127
Others	5	2	3
	3,241	2,608	2,190

19.    OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale:

	Year ended December 31,
	2005	2004	2003
Itaipu Binacional	825	1,116	1,175
Initial contracts	151	107	151
From suppliers though CCEE/MAE	23	41	40
System services charge	67	85	—
From other sources	389	21	30
	1,455	1,370	1,396

(b) Personnel:

	Year ended December 31,
	2005	2004	2003
Salary and payroll charges	788	802	657
Benefits	83	80	71
	—	—	—
	871	882	728
Personnel costs transferred to construction in progress	(92)	(121)	(96)
	—	—	—
	779	761	632
Voluntary termination program	—	27	78
	779	788	710

(c) Regulatory charges:

	Year ended December 31,
	2005	2004	2003
Fuel usage quota	416	292	282
Global reserve for reversion quota	103	204	156
Energy development account	295	238	118
ANEEL inspection fee	24	19	15
Charges for use of water resources	145	108	14
	983	861	585

(d) Employee Profit Sharing

The Company records employee profit sharing based on 3% of the service income, which resulted in an expense of R$76, R$62 and R$52, respectively, for the years ended December 31, 2005, 2004 and 2003. Additionally, in the collective labor agreement reached with the unions in November 2005, 2004 and 2003, the Company agreed  to pay an additional installments  of R$184, R$48 and R$41, respectively.

(e) Other:

	Year ended December 31,
	2005	2004	2003
Provision for doubtful accounts	54	62	57
Disposal of fixed assets, net	39	28	53
Provisions for contingencies-
Labor claims	3	20	21
Civil lawsuits — Consumers	28	8	11
ANEEL administrative proceedings	—	(10)	15
Civil lawsuits — Other	34	(8)	18
Bonus paid during the rationing period	—	24	—
Rentals	42	34	25
Grants and donations	24	19	17
Consumption — electric energy	12	20	17
Advertising	29	20	11
CCEE/MAE contribution	3	2	3
Other taxes (real estate, vehicle, etc)	22	6	18
General expenses	89	55	47
	379	280	313

20.    FINANCIAL INCOME (EXPENSES), NET

Financial income (expense) consists of the following:

	Year ended December 31,
	2005	2004	2003
Financial income-
Interest and monetary restatement of account receivable from State Government	277	581	362
Reversal (provision) for losses on account receivable from State Government	223	(326)	(198)
Investment income	193	137	78
Late charges on overdue electricity bills, recorded on the cash basis	81	63	56
Foreign exchange gains	164	110	352
Reclassification adjustment on marketable securities gains	—	—	76
Monetary restatement on deferred regulatory assets	672	573	450
Gains on financial instruments	6	2	10
Taxes on financial revenues	(93)	(57)	(78)
Other	63	32	49
	1,586	1,115	1,157
Financial expense-
Interest on loans and financing	(328)	(255)	(221)
Monetary restatement on deferred regulatory liabilities	(158)	(80)	(77)
Financial transaction tax (CPMF)	(65)	(49)	(39)
Foreign exchange losses	(18)	(25)	(16)
Monetary restatement losses	(16)	(124)	(53)
Losses on financial instruments	(156)	(176)	(54)
Other expenses	(91)	(56)	(23)
	(832)	(765)	(483)
Financial income, net	754	350	674

The foreign exchange gains and losses are substantially related to the variation of the real in relation to the U.S. dollar.

21.    RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

(a) State Government -
Account receivable and related financial income	Note 3 and 20
VAT - Assets	Note 8
VAT - Liabilities	Note 12
VAT - Expense	Note 18(c)
Debentures - Liabilities	Note 13
(b) FORLUZ -
Employee post-retirement benefits related balances	Note 15
(c) COPASA -
Accounts receivable, net	Note 7

Other related party transactions are not material.

22.    FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty. Financial instruments, which potentially subject CEMIG to concentrations of credit risk are cash and cash equivalents for 2005 and 2004. CEMIG limits its credit risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions generally with short-term maturities.

(a) Cash and cash equivalents :

As of December 31, 2005 and 2004, cash and cash equivalents are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

(b) Financing:

Based on interest rates currently available to CEMIG for bank financings with similar terms and average maturities, the fair value of long-term financing at December 31, 2005 and 2004 is R$3,783 and R$1,786, respectively.

(c) Derivative financial instruments:

The Company utilizes derivative financial instruments to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. As of December 31, 2005, the Company has derivative financial instruments (“swaps”) with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the net notional amount of US$103 million (US$88 million in 2004) and the Japanese yen in the notional amount of ¥3,879 million (¥6,937 million in 2004). The net realized and unrealized losses from these operations for 2005, in the net amounts of R$150 (R$174 in 2004 and 44 in 2003), were recorded in financial expenses.

The table below summarizes the Company’s derivative financial instruments and the unrealized losses recorded on these instruments as of December 31, 2005 and December 31, 2004:

			December 31, 2005
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million	Fair Value

¥ (Japanese Yen) exchange gains or losses + rate (3,90% p.a.)	R$ pegged to the CDI variation(111.00% CDI)	On 12/2009	¥3,879	(41)

US$ exchange gains or losses + rate (5.58% p.a. 7.14% p.a.)	R$ 100% of the CDI + rate from 2.00% to 3.01% p.a	From 12/2005 to 06/2013 p.a.	US$155	(102)

R$ 100% of the CDI	R$ or US$ 60% of the CDI or exchange gains or losses (whichever is higher)	From 10/2006 to 11/2006	(US$23)	—

R$106% of the CDI	R$ or US$ 48% of the CDI or exchange gains or losses (whichever is higher)	On 10/2006	(US$29)	—
				(143)

			As of December 31, 2004
			Unrealized losses
CEMIG’s Rights	CEMIG’s obligations	Maturity Date	Principal amount contracted- million	Fair Value

YEN - Japanese Plus interest rate ranging from 1.31% to 3.90% per annum	R$ Linked to CDI (107.90% to 111.00%)	Ranging from 04/2005 to 12/2009	¥6,937	(15)

U.S. dollar Plus interest rate ranging from 5.58% to 7.48% per annum	R$ Linked to CDI (100%) Plus interest rate ranging from 2.12% to 3.01% per annum	Ranging from 04/2005 to 11/2009	US$111	(16)

R$ Linked to 100% CDI	R$ or US$ Linked to CDI (60%) or the greater of the exchange variation	Ranging from 10/2006 to 11/2006	US$23	(18)

U.S. dollar Plus interest rate ranging from 3.30% to 4.10% per annum	R$ or US$ Linked to CDI (95%) or the greater of the exchange variation	Ranging from 05/2005 to 06/2005	US$31	(20)
				(69)

At December 31, 2005, the Company had recorded the amount of R$143 as other current liabilities, representing the fair value of these financial instruments at the respective balance sheet date.

(d) Other financial instruments:

The carrying value of CEMIG’s other financial instruments, in reais, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2005 and 2004 of these instruments.

23.    EXPOSURE AND RISK MANAGEMENT

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

The main market risks which affect CEMIG’s operations are described as follows:

(a) Exchange rate risk

CEMIG and its subsidiaries are exposed to the risk of increases in exchange rates, mainly U.S. dollar against the real, significantly impacting its financial position, results of operations, and cash flows. In order to protect against increases in exchange rates, the Company has derivative financial instruments (“swaps”) with financial institutions in the amount of R$241, equivalent to the notional amount of US$103 and R$77, equivalent to the notional amount of ¥3,789. These financial instruments offset the exchange variation of the Brazilian real compared to the U.S. dollar and yen for interest based on the CDI (See Note 22(c)). The exchange rate net exposure is as follows:

	December 31,
	2005	2004
U.S. Dollar
Financing	653	857
(-) Contracted derivative instruments— notional amounts	(241)	(234)
	412	623
Japanese Yen
Financing	77	182
(-) Contracted derivative instruments— notional amounts	(77)	(180)
	—	2
Other Currencies
Financing
Euro	41	61
Other	8	19
Net liabilities exposed to exchange rate risk	49	80
	461	705

(b) International interest rate risk

CEMIG and certain subsidiaries are exposed to the risk of increases in international interest rates, impacting their loans and financing denominated in foreign currencies with floating rates, mainly LIBOR, in the amount of R$178 (R$322 as of December 31, 2004).

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

(d) Debt acceleration risk

The Company and certain of its subsidiaries have contracts for loans, financing and debentures with certain restrictive clauses (covenants), usually applicable to such operations, related to compliance with economic-financial indices, cash flow generation and other indicators. The creditors have the right to declare the early termination of CEMIG’s obligations and require the immediate payment of all outstanding debts in the case of a violation of such restrictive clauses. The Company has not complied with a covenant of the Itau BBA loan to Cemig Distribuição for which the Company has obtained waiver stating that the creditors will not demand accelerated or anticipated payments until December 31, 2006. The Company has not complied with certain covenants included in the MBK Furukawa Sistemas S.A. / UNIBANCO loan to Infovias for which the Company has obtained  a waiver stating that the creditors will not demand accelerated or anticipated payments until June 30, 2006 (See Note 13)

In May 26, 2006, Infovias and the creditors signed the first amendment to the financing contract which removed the financial covenants that were in default.

24.    SHAREHOLDERS’ AGREEMENT

In 1997, the State Government of Minas Gerais sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this transaction the State of Minas Gerais and Southern entered into a Shareholders’ Agreement that provided for, among other things, the requirement of a qualified quorum to approve significant corporate acts, certain amendments to CEMIG’s by-laws, the issuance of debentures and convertible securities, the distribution of dividends other than that provided for in the by-laws and changes to the corporate structure.

On September 1999, the State Government of Minas Gerais brought an annulment action, by way of a request for interim relief against the shareholders’ agreement entered into with Southern Electric Brasil Participações Ltda. (“Southern”) in 1997. In 2003, the Supreme Court of the State of Minas Gerais annulled the referred to shareholders’ agreement. The appeals filed by Southern are under the Federal Courts consideration.

25.    CONCENTRATIONS

(a) Labor:

The majority of CEMIG’s work force belongs to SINDIELETRO (employee labor union). CEMIG and SINDIELETRO negotiate a collective bargaining agreement on an annual basis, which includes wage increases and profit sharing, along with other matters. The collective bargaining agreement becomes effective in November of each year. The 2005 collective bargaining agreement included an 7.6% average salary increase.

(b) Renewal of concession agreements:

In accordance with the Concessions Law, as modified by the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government. Although the Company believes that its concessions will be renewed on consistent terms with those in effect at December 31, 2005, the renewal process is subject to the Federal Government’s discretion and there is a lack of precedent with respect to the Federal Government’s exercise of such discretion and interpretation and application of the Concessions Law.

In September 2004, CEMIG requested a 20-year extension of the concessions of the following plants: UHE Emborcação, UHE Nova Ponte, PCH São Bernardo, PCH Poço Fundo, PCH Santa Luzia, PCH Luiz Dias and PCH Xicão. ANEEL and the Ministry of Mines and Energy have not yet responded to CEMIG’s request.

Seven of the Company’s hydroelectric plants accounted for approximately 82% of its installed electric generation capacity as of December 31, 2005.

GENERATION CONCESSIONS-	Installed Capacity (MW) (unaudited)	Date concession expires
São Simão	1,710	January 2015
Emborcação (1)	1,192	July 2005
Nova Ponte (1)	510	July 2005
Jaguara	424	August 2013
Miranda	408	December 2016
Três Marias	396	July 2015
Volta Grande	380	February 2017
Others	1,093	August 2004 to August 2036
Total installed capacity	6,113

Date concession expires
DISTRIBUTION CONCESSIONS-
Northern Region	February/2016
Southern Regional	February /2016
Eastern Region	February /2016
Western Region	February /2016

(1)             The Company expects its concessions will be renewed, and thus losses are not expected due to the non-renewal of the current concessions.

26. INSURANCE

The Company has insurance policies for part of its property, plant and equipment, as follows:

Risk	Coverage	Effective Date	Insured Amount
Aircraft — 2005 to 2006	Total	04/28/05 to 04/28/06	16
Aircraft — 2006 to 2007	Total	04/28/06 to 04/28/07	14
Warehouses and buildings	Fire	07/10/05 to 07/10/06	552
Generators, turbines and equipment — 2005 to 2006	Total	02/04/05 to 05/05/06	1,188
Generators, turbines and equipment — 2006 to 2007	Total	05/05/06 to 05/05/07	1,600

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

27. COMMITMENTS

Cemig has outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2005, about our contractual obligations and commitments.

	2006	2007	2008	2009	2010	2011 and thereafter	Total

Long-Term debt	985	419	437	774	551	1,660	4,826
Purchase of Electricity from Itaipu for resale (1)	1,082	1,082	1,082	1,082	1,082	2,619	8,029
Transportation of Electric Power from Itaipu (1)	74	74	74	74	74	181	551
Queimado hydroelectric power plant	8	—	—	—	—	—	8
Aimorés hydroelectric power plant	20	—	—	—	—	—	20
Irapé hydroelectric power plant	9	26	—	—	—	—	35
“Luz para todos” (Light for All Program)	846	397	—	—	—	—	1,243
PCH Pai Joaquim	7	—	—	—	—	—	7
Capim Branco I hydroelectric power plant	7	—	—	—	—	—	7
Capim Branco II hydroelectric power plant	16	2	—	—	—	—	18
Capital Contribution to INFOVIAS	11	26	—	—	—	—	37
Capital Contribution to GASMIG	25	53	—	—	—	—	78
Pension Plan Debt - FORLUZ	126	125	95	101	104	973	1,524
Purchase of Energy — Energy auction	776	776	900	968	1,148	8,084	12,652
Total	3,992	2,980	2,588	2,999	2,959	13,517	29,035

(1)             Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. The amounts were calculated using the U.S. dollar exchange rate and tariffs as of December 31, 2005.

28. SEGMENT INFORMATION

Under CEMIG’s distribution concession agreements, signed in 1997, CEMIG was required to restructure its operations in order to place its generation, transmission and distribution operations into separate subsidiaries, wholly owned by CEMIG. To comply with this requirement, in 2004, CEMIG incorporated two new wholly-owned subsidiaries: CEMIG Geração e Transmissão S.A. and CEMIG Distribuição S.A.. The Company’s Extraordinary Shareholders’ General Meeting on December 30, 2004 authorized the transfer, as of January 1, 2005, of the Company’s investments and separate assets and liabilities to these subsidiaries to separate its generation, transmission and distribution activities. CEMIG Geração e Transmissão S.A. and CEMIG Distribuição S.A. began to operate as from January 1, 2005. The effective transfer of concessions of electricity transmission, generation and distribution to the new subsidiaries was subject to ANEEL’s approval, in accordance with Resolution N.o 407, of December 20, 2004.

As of and for the year ended December 31, 2005, the Company’s reportable segments are its generation and transmission, distribution and other segments . As of December 31, 2004, the Company’s reportable segments were the electricity, gas and telecommunications operations. For the year ended December 31, 2004 and 2003, the Company’s reportable segments included the electricity, telecommunications and gas segments. The gas segment was consolidated until December 15, 2004, when the Company sold 40% of its interest in GASMIG and signed an Association Agreement with PETROBRAS, which gave PETROBRAS substantive participating rights. The gas segment principal activities were the acquisition, transportation and distribution of natural gas. The telecommunications segment principal activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other, as well as providing cable TV and internet access services.

Due to the fact that the Company has changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change, and it is impracticable to restate the corresponding information for earlier periods, the Company has disclosed the 2005 segment information in accordance with the current and prior year criteria.

The Company’s chief operating decision maker utilizes information prepared in accordance with Brazilian GAAP. Consequently, the Company has presented its segment information in accordance with Brazilian GAAP, reconciled to U.S. GAAP. The operations of all reportable segments of the Company are conducted substantially in the State of Minas Gerais, Brazil. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a responsible senior officer. All inter-segment activity has been eliminated. Financial information for each of the Company’s reportable segments is as follows:

	Current year criteria BRGAAP 2005	Adjustment	Current year criteria USGAAP 2005	Previous year criteria BRGAAP 2005	Adjustment	Previous year criteria BRGAAP 2005	Previous year criteria BRGAAP 2004	Adjustment	Previous year criteria BRGAAP 2004
Identifiable assets
Electricity	—	—	—	18,835	2,192	21,027	16,047	2,604	18,651
Distribution	10,309	1,271	11,580	—	—	—	—	—	—
Generation and Transmission	7,592	742	8,334	—	—	—	—	—	—
Other	1,266	166	1,432	332	(13)	319	359	(13)	346
Total consolidated assets	19,167	2,179	21,346	19,167	2,179	21,346	16,406	2,591	18,997

The Company allocated the account receivable from Minas Gerais State Government to the Distribution segment.

2005 - Current year criteria	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP
Net operating revenues	1,475	6,361	83	7,919	(406)	7, 513
Operating income	853	1,060	(97)	1,816	(492)	1, 324
Financial income (expenses), net	(241)	329	531	619	135	754
Income tax — (Expense) Benefit	(110)	(399)	46	(463)	163	(300)
Minority interests	—	—	2	2	—	2
Net income	531	990	482	2,003	(194)	1,809
Depreciation and amortization charges	194	364	34	592	77	669
Equity method	—	—	29	29	—	29
Additions to property, plant and equipment	425	890	41	1,356	155	1,511

2005 - Previous year criteria	Electricity	Telecommunications	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	7,838	81		7,919	(406)	7,513
Operating income (loss)	1.816	—		1,816	(492)	1,324
Financial income (expenses), net	620	(1)		619	135	754
Income tax — (Expense) Benefit	(463)	—		(463)	163	(300)
Minority interests	—	2		2	—	2
Net income	2,002	1		2,003	(194)	1,809
Depreciation and amortization charges	559	33		592	77	669
Equity method	—	—	29	29	—	29
Additions to property, plant and equipment	1,335	21		1,356	155	1,511

2004	Electricity	Gas	Telecommunications	BRGAAP	Adjustment	USGAAP

Net operating revenues	6,772	334	52	7,158	321	7,479
Operating income (loss)	1,629	45	(13)	1,661	352	2,013
Financial income (expenses), net	218	7	(5)	220	130	350
Non-operating income	—	105	—	105	—	105
Income tax — (Expense)	(585)	(18)	—	(603)	(128)	(731)
Minority interests	—	—	2	2	—	2

Net income (loss)	1,265	136	(16)	1,385	354	1,739
Depreciation and amortization charges	547	4	32	583	94	677

Additions to property, plant and equipment	1,034	—	17	1,051	10	1,061

2003	Electricity	Gas	Telecommunications	Balance BRGAAP	Adjustment	Balance USGAAP

Net operating revenues	5,414	305	36	5,755	261	6,016
Operating income (loss)	1,166	44	(36)	1,174	155	1,329
Financial income (expenses), net	570	9	8	587	87	674

Income tax — (Expense)	(541)	(14)	(3)	(558)	(49)	(607)

Net income (loss)	1,204	—	(2)	1,202	194	1,396
Depreciation and amortization charges	534	4	32	570	116	686

Additions to property, plant and equipment	862	20	22	904	125	1,029

29. SUBSEQUENT EVENTS

(a) Acquisition of interest in LIGHT S.A.

On March 28, 2006, CEMIG, Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Energia Participações S.A. created Rio Minas Energia Participações S.A. (“RME”), a newly formed holding company in which each partner holds a stake of 25%. On the same date, RME entered into a Share Purchase Contract (“the Contract”) with EDF International S.A. (“EDFI”) for the acquisition of the interest held by EDFI, directly and indirectly, in LIGHT S.A. (“LIGHT”), corresponding to 79.57% of the total registered capital of LIGHT, a holding company which owns several electricity companies, including the distribution concessionaire Light Serviços de Eletricidade S.A., which has 3.8 million consumers (unaudited) (6.4% of the Brazilian market-unaudited) in 31 municipalities in the State of Rio de Janeiro, and the generator Light Energia S.A., which has installed capacity in hydroelectric power 852 MW (unaudited). The purchase price for the 79.57% interest was US$319,810 million. The purchase will be funded equally through capital contributions by each of RME’s shareholders

The conclusion of the transaction is subject to certain conditions established in the contract, which will include, among others, approval of the transfer of control of LIGHT S.A. by the Brazilian National Electricity Agency, ANEEL, by the Commission des Participations et des Transferts of France, by the Brazilian National Development Bank (BNDES) and other creditors. Additionally, the operation will be submitted to the Brazilian Monopolies Authority, CADE, in accordance with Law 8884/94.

(b) Acquisition of interest in Transmission companies

On May 4, 2006, CEMIG, in partnership with MDU Brasil Ltda. (“MDU”) and Brascan Brasil Ltda. (“Brascan”), signed certain share purchase and sale agreements (“the Agreements”) with Schahin Holding S.A. (“Schahin”), as seller, and Schahin Engenharia S.A. and Schahin Energia S.A., as guarantors, in connection with the acquisition of Schahin’s 50% interest in electricity transmission concessions Empresa Amazonense de Transmissão de Energia S.A. — EATE, Empresa Paraense de Transmissão de Energia S.A. — ETEP, Empresa Norte de Transmissão de Energia S.A. — ENTE and Empresa Regional de Transmissão de Energia S.A. — ERTE, and Schahin’s 40% interest in Empresa Catarinense de Transmissão de Energia S.A. — ECTE. CEMIG, MDU and Brascan agreed to pay R$656 for all of Schahin’s holdings in the above-mentioned companies.

Closing of this transaction is subject to compliance with certain conditions established in the Agreements, including approval of the transfer of shares of the above-mentioned companies by ANEEL, BNDES, and other regulatory agencies. The Brazilian monopolies authority, CADE, will also be notified of the transaction in accordance with Law 8884/94.

The following table shows the eventual percentage ownership of the transmission lines by CEMIG, MDU and Brascan upon the closing of this transaction:

	EATE	ETEP	ECTE	ERTE	ENTE
CEMIG	25.00%	25.00%	7.50%	18.00%	18.00%
MDU			25.00%	14.00%	14.00%
Brascan	25.00%	25.00%	7.50%	18.00%	18.00%

(c)Tariff adjustment

The tariffs of Cemig Distribuição were increased by an average of 6.70% from April 8, 2006. The adjustment was applied in different percentages by category of consumption for the purpose of gradually eliminating, as stated in a note by ANEEL, the cross-subsidies existing between consumer groups. As an example, residential consumers had an increase of 5.16% in their electricity bills, while high-voltage consumers had an increase of 11.31%.

(d) Removal of certain employees salary benefits

On April 27, 2006, Cemig presented a proposal to its employees to pay an amount in exchange for certain benefits representing an annual percentage of 1% on future salaries. The amount of this payment will represent the estimate of the future incremental salaries to be received until the employees complete 35 years of contribution to the National Social Security System (INSS), discounted at a rate of 12.00%, plus application of a variable percentage reduction factor established by the Company. Employees may accept the proposal by June 30, 2006, and the payment of the indemnity will be carried out by August 2006. It is not yet possible to estimate the total value to be paid to the employees as a result of this indemnity.

(e) Creation of Cemig CRC Account Securitization Fund

In January 2006, the Company created the Cemig CRC Account Securitization Fund (Cemig — Fundo de Investimento em Direitos Creditorios Conta CRC), or FIDC. CEMIG assigned the receivables under the CRC Account Agreement described in note 3 to the FIDC. The book value of the CRC Account receivables that were transferred to the FIDC were R$1,659, as of January 27, 2006, and the capital structure of the FIDC is comprised of R$900 of senior quotas held by third parties and approximately R$759 of subordinated quotas held by the Company. The creation of FIDC resulted in an increase of R$900 in liabilities in the Company’s consolidated financial statements.

(f) Sale of Way TV subsidiary

During 2005, the Company’s Board of Directors authorized the sale, through a public auction, of all of Empresa de Infovias S.A.’s equity interest in WAY TV. A minimum sale amount was set based on the estimated market value of 100% of WAY TV of R$80. The sale is conditional upon the sale of 100% of the shares of WAY TV by all its shareholders. On June 14, 2006, the terms of the auction process were established and published. The auction is scheduled to take place on July 27, 2006.

30 - RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets”, an amendment of APB 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this statement is issued. Retroactive application is not permitted. The Company will apply this statement in case the exchanges of nonmonetary assets occur in fiscal years beginning after such date.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” which replaces APB Opinion 20, Accouting Changes and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This Statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior period’s financial statements of change in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Requires that a change in depreciation, amortization or depletion be accounted for as change in accounting estimate effected by a change in accounting principle. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The Company assessed the provisions of this statement and will apply then as circumstances arise.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal year beginning January 1, 2006, if this statement becomes applicable.

***************

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since January 12, 2006.
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

4.3	First Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005.
4.4

Contracts of Concession of Public Service for Distribution of Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.5	First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005.
4.6	Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005.
4.7

Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.8

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
4.10

Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.11

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

4.12

Financing Agreement by Extension of Credit No. 02.2.962.3.1, dated February 7, 2003, between BNDES and CEMIG and Intervening Third Parties (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.13

Summary of Indenture Covering the Third Public Issuance of Common Debentures, dated June 14, 2004, between CEMIG and Pavarini Distribuidora de Títulos e Valores Mobilários (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

4.14	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government
4.15	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224))
11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.
12.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.
13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.
13.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.