Form 20-F
period 2006-12-31
ENERGY CO OF MINAS GERAIS
filed 2007-07-23
CIK 1157557

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission file number 1-15224

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

(Exact name of Registrant as specified in its charter)

ENERGY CO OF MINAS GERAIS

(Translation of Registrant’s name into English)

BRAZIL

(Jurisdiction of incorporation or organization)

Avenida Barbacena, 1200, Belo Horizonte, M.G., 30190-131

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Preferred Shares, R$5.00 par value	New York Stock Exchange*
American Depositary Shares, each	New York Stock Exchange
representing 1 Preferred Share,
without par value, as of June 11, 2007

Common Shares, R$5.00 par value	New York Stock Exchange*
American Depositary Shares, each	New York Stock Exchange
representing 1 Common Share,
without par value, as of June 12, 2007

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

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, including the principles that are established primarily through Law No. 6,404 of December 15, 1976, Law No. 9,457 of May 5, 1997 and Law No. 10,303 of October 31, 2001, which we refer to collectively as the Brazilian Corporate Law. For purposes of this annual report, we have presented, and in future reports to be filed with the United States Securities and Exchange

i

Commission, or the Commission, we intend to present, our consolidated financial statements and other financial information in reais in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For purposes of this annual report we prepared balance sheets as of December 31, 2006 and 2005 and the related statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2006, 2005 and 2004, in reais all in accordance with U.S. GAAP. Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements at December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, 2005 and 2004.

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

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2.1342 to US$1.00, the noon buying rate in New York City for cable transfers in reais as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 29, 2006. The real has historically experienced high volatility. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the twelve-month period ended December 31, 2006 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (The Brazilian National Electric Energy Agency), or ANEEL.

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt-hours, respectively, and references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 preferred shares as of December 31, 2006.  On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our preferred shares, with a corresponding adjustment to our preferred share ADSs.  Effective on June 11, 2007, after giving effect to (i) a reverse stock split of our preferred shares in the form of a consolidation whereby every 500 preferred shares, par value R$0.01, was consolidated into one preferred share with a par value of R$5.00, and (ii) a 100% forward split of the preferred share ADSs, the ADS ratio was changed to one preferred share per ADS.  The ADSs are evidenced by American Depositary Receipts, or ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (the “Second Amended and Restated Deposit Agreement”).  Unless otherwise noted herein, the preferred share and ADS and per preferred share and per ADS data in this annual report have not been adjusted for to reflect the reverse stock split and consolidation of our preferred shares or the 100% forward split of our ADSs that we undertook in June 2007.

On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our common shares.  On June 11, 2007, we effected a reverse stock split of our common shares in the form of a consolidation whereby every 500 preferred shares, par value R$0.01, was consolidated into one common share with a par value of R$5.00. On June 12, 2007, we established an American Depositary Shares program for our common shares, with each common share ADS representing one common share, referred to as the common share ADSs.  Unless otherwise noted herein, the common share and per common share data in this annual report have not been adjusted for to reflect the reverse stock split and consolidation of our common shares that we undertook in June 2007.

Unless indicated otherwise, references herein to American Depositary Shares, ADSs, American Depositary Receipts and ADRs refer only to those represented by our preferred shares.

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

•                                          our ability to renew our concessions;

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

The selected consolidated financial data as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated data as of December 31, 2004, 2003 and 2002 and for the each of the two years ended December 31, 2003 and 2002 has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report.

U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$2.1342 per US$1.00, the noon buying rate as of December 29, 2006. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On July 17, 2007, the noon buying rate for reais was R$1.8639 per US$1.00. See “— Exchange Rates.”

Selected Consolidated Financial Data

	As of and for the year ended December 31,
	2006	2006	2005	2004	2003	2002
	(in millions of US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)
Income Statement Data:
Net operating revenues
Electricity sales to final consumers	4,367	9,319	8,708	8,541	7,163	5,458
Regulatory extraordinary rate adjustment(3)	—	1	8	89	63	281
Deferred rate adjustment(3)	—	—	110	640	199	—
Electricity sales to the interconnected power system	414	884	237	36	56	161
Use of basic transmission and distribution networks	833	1,780	1,523	245	257	185
Other operating revenues	94	199	168	536	468	260
Tax on revenues	(1,660)	(3,543)	(3,241)	(2,608)	(2,190)	(1,473)
Total net operating revenues	4,048	8,640	7,513	7,479	6,016	4,872

Operating costs and expenses
Electricity purchased for resale	(894)	(1,907)	(1,455)	(1,370)	(1,396)	(1,333)
Natural gas purchased for resale	—	—	—	(268)	(246)	(152)
Use of basic transmission and distribution networks	(322)	(687)	(709)	(538)	(310)	(298)
Depreciation and amortization	(380)	(810)	(669)	(677)	(686)	(666)
Personnel	(490)	(1,046)	(779)	(788)	(710)	(532)
Regulatory charges	(483)	(1,031)	(983)	(861)	(585)	(548)
Regulatory liability – special liabilities	(495)	(1,057)	—	—	—	—
Third-party services	(223)	(475)	(420)	(329)	(325)	(265)
Employee post-retirement benefits	(115)	(245)	(257)	(153)	(109)	(207)
Materials and supplies	(54)	(116)	(95)	(83)	(88)	(78)
Employees profit sharing	(98)	(210)	(260)	(110)	(93)	(38)
Other	(110)	(234)	(379)	(280)	(313)	(200)
Reversal (Provision) for loss on deferred regulatory assets(3)	(22)	(49)	(183)	(9)	174	(28)
Total operating costs and expenses	(3,686)	(7,867)	(6,189)	(5,466)	(4,687)	(4,345)

Operating income	362	773	1,324	2,013	1,329	527

Financial income (expenses), net	157	335	754	350	674	(525)

Non-Operating Income	43	91	29	105	—	—

Income before income taxes and minority interests	562	1,199	2,107	2,468	2,003	2
Income taxes expense	(233)	(497)	(300)	(731)	(607)	(26)
Minority interests		—	2	2	—	12
Net income (loss)	329	702	1,809	1,739	1,396	(12)

Other comprehensive income (loss)	66	140	25	(474)	(64)	242
Comprehensive income	395	842	1,834	1,265	1,332	230

Basic earnings (loss): (5)
Per common share	0.67	1.44	3.72	3.58	2.87	(0.02)
Per preferred share	0.67	1.44	3.72	3.58	2.87	(0.02)
Per ADS	0.67	1.44	3.72	3.58	2.87	(0.02)

Diluted earnings (loss): (5)
Per common share	0.66	1.41	3.69	3.58	2.87	(0.02)
Per preferred share	0.66	1.41	3.69	3.58	2.87	(0.02)
Per ADS	0.66	1.41	3.69	3.58	2.87	(0.02)

	As of and for the year ended December 31,
	2006	2006	2005	2004	2003	2002
	(in millions of US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)

Balance Sheet Data:
Assets
Current assets	2,274	4,853	4,778	3,276	2,630	1,845
Property, plant and equipment, net	6,403	13,665	11,971	11,191	10,917	10,099
Deferred regulatory assets — long-term	725	1,548	2,315	2,929	2,069	1,670
Account receivable from State Government	809	1,726	1,519	1,097	891	755
Other assets	795	1,696	763	504	612	1,139
Total assets	11,006	23,488	21,346	18,997	17,119	15,508

Liabilities
Current portion of long-term financing	324	691	985	1,417	1,660	946
Other current liabilities	1,734	3,700	3,953	2,286	1,869	2,097
Long-term financing	2,733	5,833	3,841	2,750	2,331	2,593
Employee post-retirement benefits—long-term	781	1,666	1,535	1,606	1,023	1,091
Shareholders’ equity	3,922	8,370	9,252	9,209	8,524	7,442
Capital stock	669	1,428	1,428	1,428	1,428	1,428

Other Data:
Weighted average outstanding shares - basic (5)
Common	—	212,622,504	212,622,504	212,622,504	212,622,504	212,622,504
Preferred	—	273,631,569	273,631,569	273,631,569	273,631,569	273,631,569
Dividends per share
Common	1.30	R$2.77	R$3.68	R$1.19	R$0.51	R$0.68
Preferred	1.30	R$2.77	R$3.68	R$1.19	R$0.51	R$0.68
Dividends per ADS Preferred	1.30	R$2.77	R$3.68	R$1.19	R$0.51	R$0.68
Dividends per share (4)
Common	—	US$1.30	US$1.58	US$0.45	US$0.18	US$0.19
Preferred	—	US$1.30	US$1.58	US$0.45	US$0.18	US$0.19
Dividends per ADS(4)
Preferred	—	US$1.30	US$1.58	US$0.45	US$0.18	US$0.19

Weighted average outstanding shares diluted (5)
Common	—	217,250,274	214,450,359	212,622,504	212,622,504	212,622,504
Preferred	—	279,587,214	275,983,902	273,631,569	273,631,569	273,631,569
Dividends per share diluted
Common	1.27	R$2.71	R$3.65	R$1.19	R$0.51	R$0.68
Preferred	1.27	R$2.71	R$3.65	R$1.19	R$0.51	R$0.68
Dividends per ADS
Preferred	1.27	R$2.71	R$3.65	R$1.19	R$0.51	R$0.68
Dividends per share diluted (4)
Common	—	US$1.27	US$1.57	US$0.45	US$0.18	US$0.19
Preferred	—	US$1.27	US$1.57	US$0.45	US$0.18	US$0.19
Dividends per ADS diluted (4)
Preferred	—	US$1.27	US$1.57	US$0.45	US$0.18	US$0.19

(1)             Converted at the exchange rate of US$1.00 to R$2.1342, the noon buying rate as of December 29, 2006.  See “—Exchange Rates.”

(2)             In millions, except per share/ADS data.

(3)             See Note 4 to our consolidated financial statements.

(4)             This information is presented in U.S. dollars at the noon buying rate in effect as of the end of each year.

(5)             Per share numbers have been adjusted to reflect the reverse stock split and consolidation of our shares, and per ADS numbers have been adjusted to reflect the 100% forward split of our ADSs, each of which occurred in June, 2007. See Note 31, items “g” and “h” to our consolidated financial statements.

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

Brazilian law provides that, whenever there (i) is a significant imbalance in Brazil’s balance of payments, or (ii) are major reasons to foresee a significant imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future. Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs or common share ADSs. We will make any distributions with respect to our preferred shares or common shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of ADSs and common share ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares or common shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations. See “Risk Factors — Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the ADSs and the common share ADSs.”

The table below sets forth, for the periods indicated, the low, high, average and period-end noon buying rates for reais, expressed in reais per US$1.00.

	Reais per US$1.00
Month	Low	High	Average	Period- end
December 2006	2.1342	2.1675	2.1476	2.1342
January 2007	2.1225	2.1520	2.1376	2.1225
February 2007	2.0740	2.1200	2.0939	2.1200
March 2007	2.0540	2.1385	2.0883	2.0580
April 2007	2.0192	2.0465	2.0302	2.0308
May 2007	1.9225	2.0330	1.9836	1.9225
June 2007	1.9010	1.9680	1.9323	1.9301
July 2007 (through July 17, 2007)	1.8639	1.9160	1.8912	1.8639

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period- end
2002	2.2730	3.9450	2.9213	3.5400
2003	2.8230	3.6640	3.0757	2.8950
2004	2.6510	3.2085	2.9262	2.6550
2005	2.1695	2.7755	2.4352	2.3340
2006	2.0549	2.3580	2.1738	2.1342

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

The new rules for the sale of electric energy and market conditions could affect our generation selling prices.

Under the law creating the new model for the industry, our generation company is not allowed to sell energy directly to our distribution company. As a result, we have to sell our electricity in a regulated market through public auctions conducted by ANEEL, or in the Free Contracting Environment (the “ACL”).  Legislation allows distributors that contract with our generation company under the Regulated Contracting Environment (the “ACR”) to reduce the quantity of energy contracted under these contracts up to a certain limit, exposing our generation company to the risk of failing to contract that energy at adequate prices.

Contracts in the ACL with consumers that are allowed to purchase energy directly from generating companies or from energy traders (these are generally consumers with demand equal to or greater than 3 MW or consumers with demand between 500 KW and 3 MW if they choose to purchase their energy from renewable energy sources, such as small hydroelectric facilities, and referred to as “Free Consumers”) also give such consumers the flexibility to purchase less energy (nearly 10%) from us than was originally contracted for by such consumers, which may adversely impact our business, results of operations and financial condition.

If we are unable to sell all of our energy capacity in the auctions or in the ACL, we may be forced to sell it in the spot market, where prices are very volatile. If this occurs in periods of low spot prices, our revenues and results of operations could be adversely affected.

 ANEEL has substantial discretion to establish the rates we charge to captive consumers and the rates we charge to Free Consumers and to power generating companies for using our distribution system. Such rates are determined pursuant to concession contracts entered with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

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

We have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,726 million as of December 31, 2006. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. Historically we have had difficulty collecting amounts due from the State Government under the CRC Account. On January 23, 2006, CEMIG and the State Government executed a Fourth Amendment to the CRC Account Agreement, under which the State Government agreed to pay its debt in 61 semi-annual payments and irrevocably authorized us to retain 65% of the dividends and interest on capital due to it through June 30, 2035 to offset amounts due under the CRC Account Agreement.  However, no assurance can be given that we will be able to pay dividends sufficient to allow us to retain dividends due to the State Government in the amount necessary to cover the repayment of the full amount of the principal and interest due under the CRC Account.  In addition, a fifth amendment to the CRC Account is currently being considered, to adjust the outstanding balance of the CRC Agreement in accordance with a provision in the Fourth Amendment in which the parties recognized that there was a disagreement regarding the outstanding balance of the CRC Agreement at December 31, 2004. See “Item 10. Additional Information—Material Contracts—CRC Account Agreement”.

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

As a state controlled company, we are subject to rules and limits on the level of credit applicable to the public sector issued by the National Monetary Council and by the Central Bank. These rules set certain parameters and conditions for financial institutions to be able to offer credit to public sector entities. Thus, if our operations do not fall within these parameters and conditions, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan or in refinancing our financial obligations. Brazilian legislation also establishes that a state-controlled company, in general, may only use proceeds of external or local transactions (debt, including bonds) to refinance financial obligations. As a result of these regulations, our capacity to incur debt is again limited, and this could negatively affect the implementation of our investment plan or the refinancing of our obligations.

There are contractual restrictions on our capacity to incur debt.

We are subject to certain restrictions on our ability to incur debt due to covenants set forth in our loan agreements. In the event of our non-compliance with any such covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable.  In the past we have, at times, been in non-compliance with our covenants under our loan agreements, and although we were able to obtain waivers from our creditors, no assurance can be given that we would be successful in obtaining any waivers in the future.  Early maturity of our obligations could adversely affect our financial condition especially in light of cross default provisions in several of our loan and financing contracts. The existence of limitations on our indebtedness could prevent us from borrowing to finance our operations or to refinance our existing obligations which could adversely affect our business, results of operations and financial condition.

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

We carry out our power generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Federal Government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the electricity industry. In accordance with the Concessions Law, as modified by the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government.

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

Shortages and/or rationing due to adverse hydrological conditions not covered by the Energy Reallocation Mechanism (as described in “The Brazilian Power Industry—Energy Reallocation Mechanism” Annex A) could result in increased costs and reduced cash flow. In addition, if the new energy auctions under the new industry model fail to result in an expansion in electricity generation capacity to adequate levels to meet growing demand, rationing measures could be implemented. Any limitation on our electricity generation capacity could adversely affect our business, results of operations and financial condition.

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

As of December 31, 2006, our total past due receivables from final consumers were approximately R$804 million, corresponding to 9.3% of our net revenue for 2006.  As of December 31, 2006, our allowance for doubtful accounts was R$297 million. Approximately 10.6% of the past due receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting clients. If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition. In addition, any consumer defaults in excess of our allowance for doubtful accounts could have an adverse effect on our business, results of operations and financial condition.

We may not be able to complete our proposed capital expenditure program.

We plan to spend approximately R$6.0 billion during the period from 2007 through 2011 on the construction of new power installations and the refurbishment and maintenance of existing power plants and transmission and distribution systems. Our ability to carry out this capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other factors. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give any assurance that we will have the financial resources to complete this program.

Our ability to distribute dividends is subject to limitations.

Whether or not you receive a dividend depends on the amount of the mandatory distribution required under our by-laws, whether our financial condition permits us to distribute dividends under Brazilian law, and whether our shareholders, on the recommendation of our Board of Directors acting in its discretion, determine that our financial condition warrants a suspension of the distribution of dividends.

Because Companhia Energética de Minas Gerais—CEMIG is a holding company with no revenue-producing operations other than those of its operating subsidiaries, we will be able to distribute dividends to shareholders only if Companhia Energética de Minas Gerais—CEMIG receives dividends or other cash distributions from its operating subsidiaries. The dividends that our regulated subsidiaries may distribute to us depend on our subsidiaries generating a sufficient profit in any given fiscal year. Dividends can be paid out from accumulated profits from previous years or from capital reserves. Such profits are calculated and paid in accordance with Brazilian Corporate Law and the provisions of the by-laws of each of our regulated subsidiaries. Any capital reduction that would enable our shareholders to receive distributions would be subject to the prior approval of ANEEL.

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

On December 31, 2006, our total debt was R$6,524 million, of which R$691 million matures in 2007. We will need funds in the short term to pay and refinance these obligations. For this reason, we intend to refinance our debt profile in 2007 to lengthen maturities. We plan to raise approximately R$600 million in 2007.

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

We may incur losses in connection with pending litigation.

We are currently defending several legal proceedings relating to civil, administrative, environmental, tax and other claims. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include reserves relating to litigation claims totaling R$245 million as of December 31, 2006 (excluding labor-related matters) for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. In the event that our reserves for litigation claims prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have an adverse effect on our business, results of operations or financial condition.

Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into a collective bargaining agreement with the labor unions representing most of these employees.

We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and hazardous occupation compensation. As of December 31, 2006, these employees were seeking, in the aggregate, approximately R$135.8 million in compensation, and at that date we had accrued a liability of approximately R$35 million for losses we expect from these claims. For a more detailed discussion of labor-related proceedings, see “Item 8. Financial Information—Legal Proceedings—Labor and Pension Fund Obligations.”

We have not experienced any material labor unrest during the last six years, although in 2006 three work stoppages did occur. Nevertheless, our operations might be interrupted by a labor disturbance in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor action. In the event of a strike, we might face an immediate loss of revenue.

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

In connection with the purchase in 1997 of approximately 33% of our common shares by Southern Electric Brasil Participações Ltda., or Southern, the State Government entered into a shareholders’ agreement with Southern, granting Southern control over certain significant corporate decisions. In 1999, the State Government filed a lawsuit seeking to nullify the shareholders’ agreement on constitutional grounds. In August 2001, after several rulings and appeals, the Minas Gerais State Court of Appeals ruled that the shareholders’ agreement is null and void. In December 2003, this ruling was appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which upheld the Minas Gerais State Court of Appeals ruling. The decision of the Superior Court of Justice is subject to review and therefore the effective control of CEMIG remains subject to further judicial challenge in the Supreme Court (Supremo Tribunal Federal). See “Item 8. Financial Information—Legal Proceedings—Shareholders’ Agreement” and “Item 10. Additional Information—Material Contracts—Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern.”

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

Brazil’s President was recently reelected for another four-year term. The President has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as CEMIG. In his new term, the President may seek to implement new policies and/or make changes to existing governmental policies. We cannot make any assurances that such policies would not have an adverse effect on our business, results of operations or financial condition.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our shares, the ADSs and the common share ADSs.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and action taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Amplified National Consumer Price Index, or IPCA, Brazilian annual inflation rates in 2004, 2005 and 2006 were 7.6%, 5.7% and 3.1%, respectively. No assurance can be given that inflation will remain at these levels.

Future measures taken by the Federal Government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business, results of operations and financial condition. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

Substantially all of our cash operating expenses are denominated in reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our business, results of operations and financial condition or adversely affect the market value of our shares and as a result, our ADSs and common share ADSs.

Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the ADSs and the common share ADSs.

The Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Federal Government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and currencies of other countries.

In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 39.71% against the U.S. dollar from 2003 to 2006, no assurance can be given that the real will not depreciate against the dollar again. On December 29, 2006, the noon buying U.S. dollar/real exchange rate was R$2.1342/US$1.00. See “— Exchange Rates”.

As of December 31, 2006, approximately 10.13% of our total indebtedness from loans, financings and debentures was denominated in currencies other than the real (83.81% in U.S. dollars). If the U.S. dollar/real exchange rate appreciates, our financing expenses will increase and our results of operations and financial condition could be adversely affected. Although 45.84% of our debt denominated in foreign currencies is subject to currency swaps that convert our foreign currency obligations into reais in order mitigate this risk.

We also have entered into certain power purchase agreements that are dollar denominated.  We cannot assure you that these derivatives instruments and the proceeds from our dollar-denominated purchase agreements will be sufficient to avoid an adverse effect on our business, results of operations and financial condition in case of unfavorable exchange rate fluctuations. See “Item 11. — Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk” for information about our foreign exchange risk hedging policy.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, the ADS and the common share ADSs.

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

During Luis Inácio Lula da Silva’s first term as President of Brazil, allegations of unethical or illegal conduct were made with respect to certain figures in his government, including legislators and party officials. Some of these allegations are still under investigation by Brazilian authorities, and relate to alleged violations of rules relating to election laws and campaign financing, allegations of influencing officials and other allegedly corrupt behavior. Several members of both the Federal Government and the political party of the current President (including the President’s chief of staff) have resigned as a result. If the allegations or investigations lead to a materially adverse perception of Brazil among investors, the trading value of our shares, the ADSs and the common share ADSs may decline and our ability to access international markets would suffer. In addition, any political instability resulting from the allegations or investigations could cause us to re-evaluate our strategies if the Brazilian economy suffers as a result.

Risks Relating to the Preferred Shares, ADSs  and Common Share ADSs

The preferred shares and ADSs and the common share ADSs generally do not have voting rights.

In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the ADSs representing preferred shares, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. Holders of ADSs may also encounter difficulties in the exercise of certain rights, including limited voting rights. Under some circumstances, such as failure to provide the depositary with voting materials on a timely basis, holders of ADSs and common share ADSs may not be able to vote by instructing the depositary.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs and common share ADSs.

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

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares, ADSs or common share ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares or common shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs and common share ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs and common share ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs and common share ADSs by a non-resident of Brazil to another non-resident of Brazil.

Exchanging ADSs or common share ADSs for underlying shares may have unfavorable consequences.

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs or common share ADSs for the underlying shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the shares, or distributions relating to the shares, unless you obtain your own certificate of registration under Resolution No. 2,689 of January 26, 2000, of the Brazilian Conselho Monetário Nacional, or National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Comissão de Valores Mobilíarios (the Brazilian securities regulatory body), or the CVM. In order to complete this process, the investor will usually need to have a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares or common shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares or common shares back into ADSs or common share ADSs, respectively, once you have registered your investment in the preferred shares or common shares, you may deposit your preferred shares or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

Investing in Latin American securities, such as the preferred shares, common shares, ADSs or common share ADSs, involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, such as, among others:

•                                          changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, with respect to their investments; and

•                                          restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the shares underlying your ADSs or common share ADSs at a price and time at which you wish to do so. The Bolsa de Valores de São Paulo — BOVESPA, or São Paulo Stock Exchange, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately US$722 billion as of December 31, 2006 and an average daily trading volume of approximately US$948 million for 2006. In comparison, the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of US$25.0 trillion as of December 31, 2006 and an average daily trading volume of approximately US$65 billion for 2006.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 51.2% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2006. The top ten stocks in terms of trading volume accounted for approximately 46.1% of all shares traded on the São Paulo Stock Exchange in 2006. See “Item 9. The Offer and Listing—Trading Market.”

Shareholders may receive reduced dividend payments if our net income does not reach certain levels.

Under the Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 50% of our net income for the preceding fiscal year, based on our financial statements prepared in accordance with the accounting practices adopted in Brazil, with holders of preferred shares having priority of payment. In addition, our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 10% of the par value of our shares or 3% of the book value of our shares. If we do not have net income or our net income is insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made. However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions were not made for a fiscal year. See “Item 8. Financial Information—Dividend Policy and Payments” for a more detailed discussion.

Holders of the ADSs and common share ADS and holders of our shares have less well-defined shareholders’ rights than holders of shares in U.S. companies.

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

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities market is not as highly regulated and supervised as the U.S. securities market or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests are less developed and enforced in Brazil than in the United States, potentially disadvantaging holders of the preferred shares, common shares, ADSs and common share ADSs.

Shares eligible for future sale may adversely affect the market price of our shares and the ADSs and common share ADS.

Sales of a substantial number of shares or the perception that such sales could take place could adversely affect the prevailing market price of our shares, the ADSs and the common share ADSs. As a consequence of the issuance of new shares or sales by existing shareholders, the market price of our shares and, by extension, the ADSs and common share ADSs, may decrease significantly.

You may not be able to exercise preemptive rights with respect to our securities.

You may not be able to exercise the preemptive rights relating to the shares underlying your ADSs or common share ADSs unless a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

Item 4.    Information on the Company

Organization and Historical Background

We were organized in Minas Gerais, Brazil on May 22, 1952 as a sociedade de economia mista (a state-controlled mixed capital company) with limited liability and indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree 3,710 of February 20, 1952. Our full legal name is Companhia Energética de Minas Gerais—CEMIG, but we are also known as CEMIG. Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. Our main telephone number is (55-31) 3506-3711.

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, in 2004 we incorporated two wholly-owned subsidiaries of CEMIG — Cemig Geração e Transmissão S.A., referred to as Cemig Generation and Transmission, and Cemig Distribuição S.A., referred to as Cemig Distribution. Cemig Generation and Transmission and Cemig Distribution were created to carry out the activities of electricity generation and transmission, and distribution, respectively.

On August 4, 2004 the State of Minas Gerais issued Law 15,290 governing the corporate restructuring of CEMIG. Subsequently, ANEEL, by Resolution 407/2004 dated December 23, 2004, approved our proposal for transfer of the concessions, assets and liabilities to the two new companies created, with CEMIG being maintained as a holding company. On December 30, 2004, an extraordinary general shareholders’ meeting of CEMIG authorized the transfer of assets and liabilities of CEMIG to the two wholly-owned subsidiaries — Cemig Generation and Transmission and Cemig Distribution. On the same date, extraordinary general shareholders’ meetings of Cemig Generation and Transmission and of Cemig Distribution were held and approved capital increases of such subsidiaries. Pursuant to such shareholders’ meetings, CEMIG subscribed newly issued shares of each such subsidiary, which shares were paid in with assets of CEMIG. As a consequence of this process, the assets and liabilities of the power generation and transmission operations and electricity distribution operations were transferred to Cemig Generation and Transmission and Cemig Distribution, respectively. Cemig Generation and Transmission and Cemig Distribution began their operations on January 1, 2005.

The following chart shows our corporate structure as of May 31, 2007.

COMPANIES AND CONSORTIA OF THE CEMIG GROUP

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

On December 31, 2006, we generated electricity at 51 hydroelectric plants, four thermoelectric plants and one wind farm, and had a total installed capacity of 6,523 MW. At the same date, we owned and operated 3,040 miles of transmission lines and 255,095 miles of distribution lines. We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

The Brazilian electricity industry has undergone extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subject to increased competition. For a more detailed description of regulatory changes that affect our business, see “The Brazilian Power Industry” in Annex A.

Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies. In 1986, we created Companhia de Gás de Minas Gerais—GASMIG, or Gasmig, as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais. In December 2004, we sold a 40% stake in Gasmig to Petrobras Gás S.A. — Gaspetro, or Gaspetro, and TSS Participações S.A., or TSS, both of which are wholly-owned subsidiaries of Petrobras S.A., for approximately R$154 million. See “Item 10. Additional Information—Material Contracts—Gasmig Shareholders Agreement and Association Agreement.”

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

Investment in Light

Through Rio Minas Energia Participações S.A. (“RME”), we also hold an indirect interest in Light S.A. (“Light”).  RME is a company formed by us together with Andrade Gutierrez Concessões S.A., Luce Brasil Fundo de Investimento em Participações and Pactual Energia Participações S.A., in which each partner has a 25% interest.  On March 28, 2006, RME signed an agreement (the “EDFI Agreement”) with EDF International S.A. (“EDFI”) to purchase from EDFI 88.84% of its shares of Light, which represented 79.39% of the total registered capital of Light at the time of the purchase.

Completion of the transaction was subject to approval by ANEEL, issuance of a Ministerial Decree in France after a Statement of Opinion by the Commission des Participants et des Transferts of France (CPT), and also agreement of third parties, under contracts signed by Light or by Light Serviços de Electricidade S.A. (“Light SESA”), including BNDES Participações S.A. - BNDESPar.  On August 10, 2006 the transfer to RME of the shares in Light and in Lidil Comercial owned by EDFI was completed. The restructuring and change in the controlling block was duly authorized by ANEEL, through Authorizing Resolution 641/06.

On May 16, 2007, the Brazilian Development Bank (“BNDES”), which held convertible debentures issued by Light, exercised its option and converted 90% of the convertible debentures into shares. As a result of this conversion, representing approximately R$713 million, BNDES became the holder of 31.44% of the total capital of Light.  The conversion by BNDES of its convertible debentures of Light into shares of Light diluted the percentage holdings of the other stockholders of Light.  RME, which controls Light, had its percentage holding reduced from 79.39% to 54.17%. BNDES became the second largest stockholder, outside the control block, now holding a larger percentage than the previous controlling stockholder, EDFI, which had its interest reduced from 9.98% to 6.82%.

In March 2006, CEMIG entered into an agreement with its partners in one of CEMIG’s unconsolidated equity investments, which gives CEMIG an option to purchase its partners’ interests in the power generation assets of the underlying equity investee.  The option price amounted to R$1,124 million as of December 31, 2006. The option price is restated based on the IGP-M variation plus interest of 13.44% per year.

Pursuant to the agreement, the option expires in two years on March 23, 2008 and, under certain restricted conditions, may be extended for an additional two-year period. The exercise of the option is contingent upon the completion of a corporate restructuring by the equity investee to spin-off its power generation assets.

The Company’s management believes that the possibility that CEMIG will exercise this option is remote considering that its terms are currently economically unfeasible.

The Business

Light has a history of more than 100 years in Brazil. It was created on May 31, 1905, to provide gas transmission and supply services in the city of Rio de Janeiro. In the same year it acquired the city’s gas lighting concession holder.

The company has head office and is incorporated in the city of Rio de Janeiro, in the State of Rio de Janeiro, at Avenida Marechal Floriano 168, 2nd Floor, Corridor A, Centro, and its corporate purpose is to provide electricity generation, transmission and distribution services, and other related services, directly or indirectly though other companies.

Ownership Structure

The following chart shows Light’s corporate structure as of May 31, 2007:

Light Group Activities

The main activities of Light Group are as follows :

Generation. Light Energia S.A. (“Light Energia”) is involved in the generation of electricity.  Light Energia uses the hydroelectric energy of the Paraíba do Sul and Ribeirão das Lajes rivers for its  generation plants located in the States of Rio de Janeiro and São Paulo. The maximum total capacity of the generating system of Light Energia is 852 MW. This installed system is made up of five generating plants, two elevation plants and other hydraulic structures such as reservoirs, dams, canals, dykes, spillways, tunnels, rotor channels and dam gates.

Distribution. Light SESA is involved in the distribution of electricity.  Light SESA serves a total area of 10,970 km2 of the State of Rio de Janeiro, supplying approximately 10 million people.  The company distributes energy to 3.8 million clients, operating in a concession area that covers 31 municipalities of the State of Rio de Janeiro.

In 2006 the company invoiced a total of 18,260 GWh. The breakdown of these sales by consumer group was approximately 39% from the residential segment, 31% from the commercial segment, 13% from the industrial segment and 17% from other consumers.

Energy trading. Light Esco Ltda., a wholly owned subsidiary of Light, is an energy trading company which operates in the free market (ACL) and also deals with alternative energy sources and is an “ESCO” (Energy Services Company), a provider of energy and infrastructure services, focused on energy solutions for its clients.

Operational Data

The following table shows Light’s principal operational data as of December 31, 2006 and 2005.

	December 31, 2006	December 31, 2005
Concession area (km²)	10,970	10,970
Municipalities served	31	31
Consumer units billed	3,801,692	3,775,342
Sourced energy (GWh)	25,264	25,559
Energy billed and internal consumption (GWh)	18,260	19,139
Installed generation capacity (MW)(1)	852	852
Assured energy (average MW)	637	637
Number of substations	96	96
DEC – Consumer Outage Time per 12 months	7.4	8.8
FEC – Consumer Outage Frequency per 12 months	5.5	7.7

(1)  Including elevation stations, the capacity is 973.6MW.

The Market

Electricity invoiced by Light SESA in 2006 totaled 18,260 GWh, compared to 19,139 GWh in 2005, a reduction in sales volume of 4.6%, mainly due to migration of captive consumers to the free contracting environment.

Number of Light consumers by category	December 31, 2006	December 31, 2005
Residential	3,495,597	3,465,954
Industrial	13,380	14,513
Commercial, services and others	271,568	273,928
Rural	10,641	10,559
Public authorities	8,844	8,750
Public illumination	148	148
Public service	1,187	1,155
Own consumption	328	333
Total	3,801,692	3,775,342

The highest percentage of Light’s energy sales are to residential consumers. The total number of clients billed by Light in 2006 was 3,801,692 consumer units, 0.7% more than in 2005, with 26,350 new clients linked to Light’s distribution network in 2006.

Energy sourced by Light in 2006 totaled 25,940 GWh, of which 8,288 GWh came from energy purchases from Itaipu; 11,907 GWh from auctions; 6,351.0 GWh from Norte Fluminense Thermoeletric Power Plant, 224.2 GWh from the Program to Encourage Alternative Energy Sources – PROINFA, and 333 GWh from Tractebel Energia S.A.  Through an auction held on December 7, 2004, quantities of 380 average MW and 130 average MW were contracted, under 8-year contracts, with supply beginning in January of the years 2005 and 2006, respectively. These amounts make up 95% of the limit of energy to be sold by Light (assured energy).

Performance Indicators

At the end of 2006 the indicators that measure quality of supply by Light SESA (DEC – Consumer Outage Duration in hours per year, and FEC, Number of Outages Per Year) were 7.4 and 5.5 for Light respectively, compared to 8.8 and 7.7 in 2005.

Losses and Default

Light’s energy losses in 2006 totaled 6,251 GWh, representing 25.5% of Light’s total load, in comparison with a loss of 5,899 GWh in 2005, or 23.6% of Light’s load.

The change in the total percentage of losses from 2005 reflects the effect of a lower average number of days’ billing in 2006, compared with 2005 (two days’ less high voltage billing and three days’ less low voltage billing), the impact on load and energy invoiced of the migration of 10 clients from the captive market to the free market, and the reduction, as from September, of the volume of electricity recovery actions due to the implementation and stabilization of the new commercial management system (CCS-SAP).

Light has been making efforts to reduce default, especially through negotiations with the public authorities, Light’s main debtors. In the fourth quarter of 2006 Light negotiated the amount of R$77.8 million with six municipalities. Also in 2006, a total of R$134.8 million was negotiated with the water utility Cedae. An ICMS tax credit in the amount of R$43.3 million was deducted from this amount, to be credited in 40 installments, the remaining R$91.5 million to be paid in 46 installments using a mechanism of compulsory guaranteed transfer of amounts from Cedae’s current account.

Capital Expenditure

Light invested a total of R$322 million in 2006 in the acquisition of fixed assets and improvements to and expansion of the distribution system, expansion of the fleet, combat of losses and waste of electricity and the improvement of the billing system, contributing toward more efficient service and better quality for its clients. This amount represented a 16.7% increase from the same period of the previous year, when capital expenditure were R$276 million.

Concession Agreement

On June 4, 1996 Light signed Concession Agreement 001/96 with the Federal Government, regulating commercial operation by Light of public electricity generation, distribution and transmission services in the State of Rio de Janeiro, under the terms of a decree issued on May 28, 1996.

The electricity distribution concession area under Light’s Concession Agreement 001/96 is the metropolitan region of the city of Rio de Janeiro. The contract expires 30 years from the date of its signature, on June 4, 2026.  This contract can be renewed upon application by Light, which must be presented 36 months or more before the termination of the period of the contract, accompanied by proofs of regularity and compliance with tax and Social Security obligations and the liabilities and charges undertaken with the Federal Government.

Acquisition of Transmission Concession Holders

On May 4, 2006, CEMIG, in partnership with MDU Brasil Ltda. and Brascan Brasil Ltda., entered into share purchase and sale contracts with Schahin Holding S.A. (“Schahin”) for the acquisition of 100% of Schahin’s (i) 50% ownership of the voting share capital of electricity transmission concession holders Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A. and Empresa Regional de Transmissão de Energia S.A. and (ii) 40% ownership of the voting capital of electricity transmission concession holder ECTE – Empresa Catarinense de Transmissão de Energia S.A.  The total purchase price for the transaction will be R$656 million.  Approval was obtained from ANEEL and BNDES, and this transaction closed on August 16, 2006.

In these companies’ concession contracts, revenues to be earned in the final 15 years are 50.0% lower than those in the first 15 years of the concession. We recognize revenue on these contracts on a straight-line basis, in accordance with the nature of the services provided.

Description of the transmission concession holders

Empresa Amazonense de Transmissão de Energia S.A. – EATE

Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) was incorporated in March 2001 and began operations in February 2003, with the specific purpose of commercial operation of electricity transmission lines.  By a concession contract dated July 12, 2001, granted by the Federal Government through ANEEL, EATE acquired the right to commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 500kV transmission line connecting the substations of Tucuruí, Marabá, Açaílândia, Imperatriz and Presidente Dutra, in the states of Pará and Maranhão, totaling 577 miles. The provision of services of operation and maintenance of the transmission lines is carried out by Eletronorte.

The ownership structure of the voting capital of EATE is as follows:

Empresa Catarinense de Transmissão de Energia S.A. – ECTE

Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) was incorporated in August 2000 and began operating in March 2002, with the specific purpose of commercial operation of electricity transmission lines.  By a concession contract dated November 1, 2000, granted by the Federal Government through ANEEL, ECTE acquired the right to commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 500kV transmission line connecting the substations of Campos Novos and Blumenau, in the State of Santa Catarina, totaling 157 miles. The provision of services of operation and maintenance of the transmission lines is carried out by Celesc.

The ownership structure of ECTE is as follows:

Empresa Norte de Transmissão de Energia S.A - ENTE

Empresa Norte de Transmissão de Energia S.A. (“ENTE”) was incorporated in September 2002 and began operating in February 2005, with the specific purpose of commercial operation of electricity transmission lines.  By a concession contract dated December 11, 2002, granted by the Federal Government through ANEEL, ENTE acquired the right to commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 500kV transmission line linking the substations of Tucuruí, Marabá and Açailândia, in the State of Pará, totaling 285 miles. The provision of services of operation and maintenance of the transmission lines will be executed by Eletronorte.

The ownership structure of ENTE is as follows:

Empresa Regional de Transmissão de Energia S.A - ERTE

Empresa Regional de Transmissão de Energia S.A. (“ERTE”) was incorporated in September 2002 and began operating in September 2004, with the specific purpose of operating electricity transmission lines.  By a concession contract dated December 11, 2002, granted by the Federal Government through ANEEL, ERTE acquired the right to commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 230kV transmission line linking the substations of Vila do Conde and Santa Maria, in the State of Pará, passing through the future substation to be built in Castanhal, totaling 96 miles. The provision of services of operation and maintenance of the transmission lines is carried out by Eletronorte.

The ownership structure of ERTE is as follows:

Empresa Paraense de Transmissão de Energia S.A - ETEP

Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) was incorporated in March 2001 and began operating in August 2002, with the specific purpose of operating electricity transmission lines.  By a concession contract dated July 12, 2001, granted by the Federal Government through ANEEL, ETEP acquired the right of commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 500kV transmission line linking the substations of Tucuruí and Vila do Conde, in the State of Pará, totalling 201 miles. The provision of services of operation and maintenance of the transmission lines is carried out by Eletronorte.

The ownership structure of the voting capital of ETEP is as follows:

Brazil’s Energy Market

General

Traditionally, in the Brazilian electricity sector, generation, transmission and distribution activities were conducted by a small number of companies that had always been the property of either the Federal Government, or of governments of Brazil’s individual states. In the last ten years, several companies controlled by the state were privatized, in an effort to increase efficiency and competition. The previous administration, ruled by Fernando Henrique Cardoso (1995-2002), stated its objective to privatize the state-controlled part of the electricity sector, but the present administration has stopped this process, and has implemented a “new industry model” for the Brazilian electricity sector as set forth in Law No. 10,848, of March 15, 2004.

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

Expansion requirements of the sector will be evaluated by the Federal Government through the Ministry of Mines and Energy (the “MME”). Two new institutional agents have been created: (i) the Energy Research Company (the “EPE” ), a state-controlled company responsible for execution of the planning of expansion of generation and transmission; and (ii) the Electricity Trading Chamber (the “CCEE”), a private company, which is the successor of the Wholesale Energy Market, (formerly the MAE), and is responsible for the accounting and settlement of the short term energy.  The CCEE is also responsible, through delegation by ANEEL, for organizing and conducting the public power auctions in the ACR in which all distributors buy energy, referred to as the Pool system.

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

As part of our annual rate adjustment for 2007, ANEEL, through Resolution No. 446 dated as of April 3, 2007, established an average rate adjustment of 9.43%. This adjustment includes a component of 1.47% to recoup revenue we did not achieve in 2004 due to the lower rates under re-issued Resolution No. 83. On April 6, 2006, through Resolution No. 310, ANEEL established an average rate increase of 16.19%. This adjustment included a component of 1.45% representing an increase to recoup revenue we did not achieve in 2004 as stated above.  Our next annual rate adjustment will take place in April 2008.

The average annual rate adjustment includes components such as the inter-year variation of fixed costs (CVA) and other financial adjustments, which compensate for changes in the company’s costs that were not previously taken into account in the rate we charged the year before. Since this inter-year variation is to reimburse changes in costs that took place in the previous year, it should not be part of next year’s annual adjustment. As a result, our authorized average annual rate for the 2007 increase was 9.43%, but the actual increase after adjusting for the CVA was 5.16%.

Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica) . Our concession agreements establish a five-year period between periodic revisions. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (ii) determining the X factor, which is calculated based on expected productivity gains from increases in scale, evaluations by consumers (verified by ANEEL) and labor costs.

On April 8, 2003, we went through our first periodic rate revision and ANEEL established a 31.53% temporary average increase to be applied to our rates. On April 4, 2005, through Resolution No. 71, ANEEL reconsidered such decision and established a 44.41% average increase to be applied to our rates. In order to guarantee low rates to our end consumers, ANEEL only allowed us to reposition our rates up to 31.53% retroactive to April 8, 2003. ANEEL has also indicated that the rate adjustments expected for the years from 2004 to 2007 would be adjusted to recover the difference between the average rate increase of 44.41% we were entitled to and the 31.53% rate adjustment that was authorized. Our rate adjustments on April 8, 2005, April 8, 2006 and April 3, 2007 each included a recovery of a portion of the difference between the average rate increase of 44.41% we were entitled to by the periodic revision and the rate adjustment of 31.53% that was authorized. However, during the process of the last annual adjustment, ANEEL postponed to the next year the recovery of the portion we were entitled to receive in 2007. The next periodic rate revision will take place in April 2008.

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

Capital Expenditures

Capital expenditures for the years ended December 31, 2006, 2005 and 2004, in millions of reais, are as follows:

	Year ended December 31,
	2006	2005	2004
Acquisition of interest in Light through RME	174	—	—
Acquisition of interests in transmission companies	349	—	—
Other acquisitions	45	32	10

Total capital expenditures under affiliates	568	32	10
Generation power projects — under Property, plant and equipment	264	575	679
Transmission network expansion	55	48	59
Distribution network expansion	983	868	245
Others	26	20	78
Total capital expenditures under property, plant and equipment	1,328	1,511	1,061
Total Capital expenditures	1,896	1,543	1,071

We currently project total capital expenditures of approximately R$1,148 million in 2007. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity.

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

The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

CEMIG’S ELECTRIC ENERGY BALANCE

	Year ended December 31,
(GWh)	2006	2005	2004
RESOURCES(1)	63,964	52,748	45,117
Electricity generated by CEMIG(2)	32,187	30,411	26,922
Electricity generated by auto-producers	1,147	1,098	1,581
Electricity generated by Ipatinga	300	299	237
Electricity generated by Barreiro	51	18	72
Electricity generated by Sá Carvalho(3)	395	467	468
Electricity generated by Horizontes(3)(4)	41	76	105
Electricity generated by Cemig PCH(4)	7	16	—
Electricity generated by Rosal	326	417	—
Electricity generated by Capim Branco	243	—	—
Electricity bought from Itaipu	12,109	12,144	11,936
Electricity bought from CCEE and other companies(5) (6)	17,158	7,802	3,796

REQUIREMENTS	63,964	52,748	45,117
Electricity delivered to final consumers(7)	37,707	38,068	36,669
Electricity delivered to auto-producers	1,013	974	1,472
Electricity delivered by Ipatinga	300	299	237
Electricity delivered by Barreiro	97	76	72
Electricity delivered by Sá Carvalho(3)	472	472	474
Electricity delivered by Horizontes(3)	95	84	80
Electricity delivered by Pai Joaquim	105	61	—
Electricity delivered by Rosal	262	263	—
Electricity delivered to the national grid and other companies(8)		—	9,720
Electricity delivered to the CCEE and other companies(5) (6)	18,476	8,355	1,798

Losses	5,437	4,096	4,315

(1)             In 2004 there was a change in the method of calculating and recording transactions in the wholesale market and with other companies, as stated in Notes 6 and 7 below. This change is responsible for the variation in the figures for sources and demand from 2003 to 2004.

(2)             Discounting the losses attributed to generation (662 GWh) and the internal consumption of the generating plants.

(3)             Up to 2003, these portions referred to the total amounts of energy available and demand. Beginning in 2004, the short-term transactions on the CCEE and with other companies are included in the items “Electricity bought from the CCEE and other companies” and “Electricity delivered to the CCEE and other companies”.

(4)             For 2004, the generation by the Pai Joaquim small hydro plant was included together with Horizontes.

(5)             Beginning in 2004, this amount refers to contracts, purchases and sales of electricity under the CCEE, including the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).

(6)             Includes bilateral contracts with other agents of the CCEE.

(7)             Includes electricity delivered to consumers outside the concession area.

(8)             In previous years, this portion represented contracts and the physical interchanges between CEMIG’s network and the national grid, and also “optimization” supply.

Generation

According to ANEEL, at December 31, 2006, we were the fifth largest electric power generation concessionaire in Brazil as measured by total installed capacity. At December 31, 2006, we generated electricity at 51 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 6,523 MW, of which hydroelectric plants accounted for 6,338 MW, thermoelectric plants accounted for 184.3 MW and our wind farm accounted for 1 MW. Eight of our hydroelectric plants accounted for approximately 82.5% of our installed electric generation capacity in 2006. We supplied approximately 96.1% of the electricity consumed in Minas Gerais during 2006.

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to end users. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the national transmission grid regulated by the ONS. See “The Brazilian Power Industry” in Annex A. As of December 31, 2006, our transmission network in Minas Gerais consisted of 1,352 miles of 500 kV lines, 1,202 miles of 345 kV lines and 467 miles of 230 kV lines, as well as 33 substations with a total of 92 transformers and an aggregate transformation capacity of 15,393 MVA.

Distribution

We have a distribution concession in Minas Gerais that grants us rights to supply electric energy to consumers within our concession area except for consumers that may be eligible, in accordance with the legislation, to become Free Consumers (currently consumers with demand equal to or greater than 3 MW). Our concession area covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2006, we owned and operated 255,095 miles of distribution lines, through which we supplied electricity to approximately 6.2 million consumers. At December 31, 2006, we were the largest electricity distribution concessionaire in Brazil in terms of GWh transported.  Of the total amount of electricity we supplied to final consumers as of December 31, 2006, 61.1% was to industrial consumers, 17.1% was to residential consumers, 9.9% was to commercial consumers and 11.9% was to rural and other consumers.

Other Businesses

While our main business consists of the generation, transmission and distribution of electric power, we also engage in the following businesses: (i) distributing natural gas in Minas Gerais through our equity investee Gasmig;  (ii) telecommunications through our consolidated subsidiary Empresa de Infovias S.A., a company created for the purpose of providing a fiber-optics and coaxial cable network installed along our transmission and distribution lines through which telecommunication services can be provided; and (iii) national and international consulting business through our subsidiary Efficientia S.A.

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, for the periods indicated:

	Year ended December 31,
	2006	2005	2004
Electricity sales to final consumers	9,319	8,708	8,541
Regulatory extraordinary rate adjustment	1	8	89
Deferred rate adjustment	—	110	640
Electricity sales to the interconnected power system	884	237	36
Use of basic transmission and distribution networks	1,780	1,523	245
Natural gas sales	—	—	420
Services rendered	31	26	21
Telecommunication and other	168	142	95
Total	12,183	10,754	10,087

Generation

Generation

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2006:

Facility	Installed Capacity (MW)		Assured Energy(1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession Expires
Major Hydroelectric Plants
São Simão	1,710		1,281.00		1978		26.0	January 2015
Emborcação	1,192		497.00		1982		18.3	July 2025
Nova Ponte	510		276.00		1994		7.8	July 2025
Jaguara	424		336.00		1971		6.5	August 2013
Miranda	408		202.00		1998		6.3	December 2016
Três Marias	396		239.00		1962		6.1	July 2015
Volta Grande	380		229.00		1974		5.8	February 2017
Irapé	360		206.30		2006		5.5	February 2035
Aimorés	161.7	(7)	84.28	(7)	2005		2.6	December 2035
Salto Grande	102		75.00		1956		1.6	July 2015
Funil	88	(5)	43.61	(5)	2002		1.4	December 2035
Queimado	86.6	(6)	47.85	(6)	2004		1.3	January 2033
Sá Carvalho	78		58.00		2000	(2)	1.2	December 2024
Rosal	55		30.00		2004	(2)	0.8	May 2032
Itutinga	52		28.00		1955		0.8	July 2015
Capim Branco I	50.5	(8)	32.63	(8)	2006		0.8	August/2036
Camargos	46		21.00		1960		0.7	July 2015
Porto Estrela	37	(3)	18.60	(3)	2001		0.6	July 2032
Igarapava	30.4		25.21	(4)	1999		0.4	December 2028
Pai Joaquim (11)	23		13.91		2004		0.4	April 2032
Piau	18		8.00		1955	(2)	0.3	July 2015
Gafanhoto	14		6.68		1946		0.2	July 2015
Smaller Hydroelectric Plants	116		68.42		—		1.8	—
Thermoelectric Plants
Igarapé	131		103.00	(9)	1978		2.0	August 2024
Ipatinga	40		—		2000	(2)	0.6	December 2014
Barreiro	12.90		11.45		2004		0.2	April 2023
Formoso	0.4		0.22		1992		0.0	Indefinite
Wind Farm	1		0.30		1994		0.0	Indefinite
Total	6,523.5	(10)	3,942,5	(10)	—		100.0%	—

(1)              Assured Energy is the plant’s long-term average output, as established by EPE in accordance with studies conducted by the ANEEL and ONS. Calculation of Assured Energy considers such factors as reservoir capacity and connection to other power plants. Contracts with final consumers and other concessionaires do not provide for amounts in excess of a plant’s Assured Energy.

(2)              Indicates our acquisition date.

(3)              Represents our interest in the Porto Estrela plant (33.3%).

(4)              Represents our interest in the Igarapava plant (14.5%). The amount of 5.49 average MW of assured energy, representing the agreement with a consortium formed by Cemig Generation and Transmission  and Companhia Vale do Rio Doce, Companhia Siderúrigica Nacional, Votorantim Metais e Zinco S.A and Anglogold Ashanti Brasil Ltda., is included.

(5)              Represents our interest in the Funil plant (49.0%).

(6)              Represents our interest in the Queimado plant (82.50%).

(7)              Represents our interest in the Aimorés Plant (49%).

(8)              Represents our interest in the Capim Branco I plant (21.05%)

(9)              Represents the available energy established by the EPE.

(10)	This amount does not include the Light acquisition.
(11)	On December 19, 2005, ANEEL approved the transfer of the authorization to produce and sell the energy of the Pai Joaquim small power plant from Central Hidrelétrica Pai Joaquim S.A to CEMIG PCH S.A.

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
Voltage of Connection Lines	2006		2005	2004
500 kV	4		4	4
345 to 230 kV	10	(1)	8	7
161 to 138 kV	69	(2)	43	42
69 to 13.8 kV	102		102	102	(3)
Total	185	(4)	157	155

	Step-Down Transformation Capacity(5) of Generation Substations
	As of December 31,
	2006		2005		2004

Number of step-down substations	56	(4)	54	(3)	52	(3)
MVA	7,078	(4)	6,604		6,433

(1)	We increased the circuit length of our 345 kV connection line in 2006, because the Irapé Facility began operations.
(2)	We increased the circuit length of our 138 kV connection lines in 2006, because the Capim Branco I Facility began operations.
(3)	We increased the circuit length of our 69 kV connection lines in 2004, because we bought the Rosal Facility and the Queimado Facility began operations.
(4)	This amount does not include the Light acquisition.
(5)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

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

The project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively. See “Capim Branco Power Facility”, under “Expansion of Generation Capacity” below. We have entered into a purchase contract with Cemig Capim Branco Energia S.A. under which Cemig Distribution will purchase the energy produced by Capim Branco I and Capim Branco II for 20 years from the start date of each plant’s commercial operations, which in the case of Capim Branco I was February 21, 2006, and in the case of Capim Branco II was March 9, 2007. This contract was submitted to ANEEL in 2003 and was approved in December 2004. See “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

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

Usina Termelétrica Barreiro S.A. We formed Usina Termelétrica Barreiro S.A. to participate, in partnership with Vallourec & Mannesmann—V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, located on Vallourec & Mannesmann’s premises in the Barreiro section of the city of Belo Horizonte in Minas Gerais.Construction started in July 2002 and commercial generation began in February 2004. As of December 31, 2006, we had invested R$5.9 million in this project.  Usina Termelétrica Barreiro S.A. holds the assets of the Barreiro thermoelectric power plant and trades its production of energy.

CEMIG PCH S.A. We formed CEMIG PCH S.A. to generate and trade electric energy as an IPP. Its main activity is the production and sale of electricity energy through the Pai Joaquim small hydroeletric power plant, as an IPP. This plant, located on Araguari River, has an installed capacity of 23 MW and begin its commercial operation on March 31, 2004. CEMIG PCH S.A. holds the assets of the Pai Joaquim small hydroeletric power plant, which amounted to R$54.4 million as of December 31, 2006, and trades the energy produced by this plant.

Cemig Generation and Transmission also operates the following power plants:

Queimado Hydroelectric Power Plant.  Our partner in this project is Companhia Energética de Brasília, or CEB, a state-controlled electricity company. CEB has a 17.5% interest and we have the remaining 82.5%. The plant, with an installed capacity of 105 MW, is located on the Preto River, and encompasses areas in the states of Minas Gerais and Goiás and in Brazil’s Federal District. The power plant began its commercial generation on April 9, 2004, with the operation of its first unit. The commercial operation of the second and third units began on June 16, 2004, and July 8, 2004, respectively. As of December 31, 2006, we had invested R$122.9 million in the project. The concession relating to this plant expires on January 02, 2033.

Aimorés Hydroelectric Power Plant. The Aimorés hydroelectric power plant located on the Doce River will have an installed capacity of 330 MW. We have a 49% interest in this enterprise and our partner, CVRD, has a 51% interest. Partial commercial generation began on July 30, 2005, and the plant began operating at full capacity in November 2005, when we obtained the operational license from the Brazilian Institute of the Environment and Natural Renewable Resources, or IBAMA. As of December 31, 2006, we had invested R$395.7 million in this project. We are a defendant in a class action lawsuit concerning the Aimorés hydroelectric power plant. See “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Irapé Hydroelectric Power Plant. The Irapé hydroelectric power plant, which has installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais. Construction began in April 2002 and its three units began to generate electricity commercially on July 20, 2006, August 5 and October 3, 2006, respectively. At December 31, 2006, we had invested R$1,072.4 million in this project, including R$90 million from debentures that were acquired by the State Government, using dividends that would otherwise have been payable to the State Government under an agreement between the State Government and our company. The concession relating to this plant expires on February 28, 2035.  For information regarding a legal proceeding we have been involved with related to the Irapé hydroelectric power plant, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Capim Branco Power Facility. This project consists of the Capim Branco I and Capim Branco II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively. These power plants are located on the Araguari River in western Minas

Gerais. Construction of Capim Branco I began in September 2003 and Capim Branco II in March 2004.  The commercial generation at Capim Branco I began on February 21, 2006, and at Capim Branco II on March 9, 2007.  As of December 31, 2006, we had invested R$46.5 million in this project. The concessions relating to these plants expire on August 29, 2036. We are a defendant in two lawsuits concerning the environmental licensing of the Capim Branco I and Capim Branco II hydroelectric power plants. See “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Expansion of Generation Capacity

We are involved in the construction of three hydroelectric plants,  Baguari, Cachoeirão and Pipoca, that will increase the installed generation capacity of our hydroelectric facilities by 70.63 MW during the next three years. The following is a brief description of these projects, the completion of which are subject to various contingencies, certain of which are beyond our control.

Baguari Hydroelectric Power Plant. A consortium formed by Cemig Generation and Transmission, Furnas Centrais Elétricas S.A., or Furnas, an electricity concessionaire of generation and transmission controlled by the Federal Government, and Baguari I Geração de Energia Elétrica S.A, a special purpose company (SPC) that belongs to Neoenergia S.A., a private integrated electricity sector holding company, has the concession to build and operate the Baguari hydroelectric power plant and sell its energy. The power plant will have an installed capacity of 140 MW and will be located on the Doce River, in the State of Minas Gerais. Cemig Generation and Transmission has a 34% interest in this consortium. The energy generated will be commercialized in the ACR.  On December 15, 2006 the State of Minas Gerais Environmental Policy Council (“COPAM”), issued the power plant installation license. Construction began on May 9, 2007.  Commercial generation at Baguari is expected to begin in September 2009. The concession relating to this plant expires on August 15, 2041.

Pipoca Small Hydroelectric Power Plant. Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Pipoca Small Hydroelectric Power Plant, in partnership with HP2 do Brasil S.A., founded by Hydro Partners, a US investment company, to implement and operate the project. We will have a 49% interest in this SPC. The plant, with installed capacity of 20 MW, will be located on the Manhuaçu River, in the eastern part of the State of Minas Gerais. Construction is expected to begin in the second half of 2007, and commercial generation at the end of 2008. The concession relating to this plant expires on September 10, 2031.

Cachoeirão Small Hydroelectric Power Plant. Cemig Generation and Transmission has negotiated an ownership interest in the construction and operation of Cachoeirão Small Hydroelectric Power Plant. Our partner in this project is Santa Maria Energética S.A. (“Santa Maria Energética”), which formed with us SPC Hidrelétrica Cachoeirão S.A., to build and operate the Cachoeirão power plant. This plant, with an installed capacity of 27 MW, will be located on the Manhuaçu River, in the eastern part of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in the SPC and Santa Maria Energética has a 51% ownership interest. Santa Maria Energética is a special purpose company owned by a group based in the state of Espírito Santo which engages in cattle raising, meat packing and energy distribution. Santa Maria Energética, which holds the authorization for commercial operation of the Cachoeirão small hydro power plant, applied to ANEEL at the end of January 2007 for permission to transfer this authorization to Hidrelétrica Cachoeirão S.A. Construction began in March 2007 and commercial generation is expected to begin in October 2008. The concession relating to this plant expires on July 27, 2030.

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

Transmission

Overview

Our transmission business consists of the bulk transfer of electricity from the power plants where it is generated to the distribution system, which carries the electricity to final consumers, and others consumer agents connected directly in the basic transmission grid. Our transmission system is comprised of transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

In 1998, ANEEL created the ONS, a non-profit legal entity under private law, authorized to carry out the activities of coordination and control of the operation of generation and transmission of electricity in Brazil’s national electricity grid in relation to Free Consumers, energy utilities engaged in power generation, transmission and distribution, and other private participants such as importers and exporters. The ONS’s primary role is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision. Until the enactment of Law No. 10,848, the ONS was a self-regulated entity and its management was not subject to interference from the Federal Government. Law No. 10,848 granted the Brazilian government the power to nominate the main directors of the ONS. One of the main objectives of the ONS is to guarantee that all parties in the industry have access to the transmission network in a non-discriminatory manner. Under ANEEL regulations, holders of concessions to operate facilities belonging to the national transmission grid, linking the electricity systems at voltages higher than 230 kV in Brazil, must transfer coordination of the operation of their transmission facilities to the ONS.  We complied with this requirement by entering into a transmission service agreement on December 10, 1999. Pursuant to this agreement, the ONS may represent us in contracts with generation companies, distribution companies and Free Consumers for use of the basic transmission network. The users of the basic transmission network pay us a portion of the revenues we are permitted to receive (as determined by ANEEL) pursuant to our concession agreements.  During the year ended December 31, 2006, we recorded revenue totaling R$417 million as a result of this arrangement. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the ONS and owners of different parts of the basic transmission network. During the year ended December 31, 2006, we recorded expenses totaling R$687 million relating to payments made to the ONS and owners of different portions of the basic transmission network. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry” in Annex A.

We transmit both the energy that we generate and the energy that we purchase from Itaipu, the interconnected power system and other sources. On December 31, 2006, we also had 12 industrial consumers whom we supplied directly with high voltage (equal to or greater than 230 kV per industrial consumer) energy through their connections to our transmission lines. Eight of these industrial consumers are our clients and accounted for approximately 17.7% of the total volume of electricity we sold in the year ended December 31, 2006. We also transmit energy to distribution systems through the South/Southeast linked system of the grid.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines	2006	2005	2004
500 kV	1,352	1,345	1,344
345 kV	1,202	1,228	1,206
230 kV	467	467	467
Total	3,021	3,040	3,017

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2006	2005	2004
Number of step-down substations	33	32	32
MVA	15,393	15,393	15,393	(2)

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Increment due to Itajubá 3 and Vespasiano 2.

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

Montes Claros - Irapé. In September 2003, a consortium formed by Companhia Técnica de Engenharia Elétrica — ALUSA, or ALUSA, Furnas, Orteng Equipamentos e Sistemas Ltda., or Orteng and CEMIG, won the concession auctioned by ANEEL to the Montes Claros — Irapé transmission line. As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which is responsible for building and operating the transmission line. We have a 24.5% interest in this Company. This 345 kV transmission line connects a substation located in Montes Claros, a city in northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 86 miles. Construction of the project began in January 2005 and transmission line operations began on December 18, 2005. The concession expires on February 18, 2034. As of December 31, 2006, we had invested R$12.3 million in this project.

Furnas - Pimenta. In September 2004, a consortium formed by Furnas and CEMIG, with interests of 49%, and 51%, respectively, won the concession auctioned by ANEEL to the Furnas — Pimenta transmission line. As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste de Minas, which will be responsible for building and operating the transmission line. This 345 kV transmission line, with a length of approximately 47 miles, will connect the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta, a city in the Center West region of Minas Gerais. We began the project in March 2005 and the transmission line operation is expected to begin in January 2009. As of December 31, 2006, we had invested R$6.7 million in this project.

Itutinga — Juiz de Fora. In September 2004, a consortium formed by Alusa, Furnas, Orteng and CEMIG, with interests of  41%, 25%, 10%, and 24% respectively, won the concession auctioned by ANEEL to the Itutinga — Juiz de Fora transmission line. As required in the bidding process, the partners formed the Companhia Transudeste de Transmissão, which will be responsible for building and operating this transmission line. This 345 kV transmission line, with a length of approximately 89 miles, will connect the substation of the Itutinga Hydroelectric Power Plant and a substation located in Juiz de Fora, a city in the southeastern Minas Gerais. We began the project in March 2005 and commercial operations began on February 23, 2007. As of December 31, 2006, we had invested R$7.3 million in this project .

Irapé - Araçuaí. In November 2004, a consortium formed by Alusa, Furnas, Orteng and CEMIG with interests of 41%, 24.5%, 10% and 24.5% respectively, won the concession auctioned by ANEEL to the Irapé — Araçuaí transmission line. As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which will be responsible for building and operating this transmission line. This 230 kV transmission line, with a length of approximately 38 miles, will connect the substation of the Irapé Hydroelectric Power Plant and a substation to be built in Araçuaí, a city located in the northeastern Minas Gerais. We began the project in March 2005 and commercial operations began on May 23, 2007. As of December 31, 2006, we had invested R$5.5 million in this project.

Charrúa — Nueva Temuco. In April 2005 a consortium formed by Alusa and CEMIG, with interests of 51% and 49%, respectively, won the concession auctioned by Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC — SIC) of Chile to build, operate and maintain the Charrúa — Nueva Temuco 220 kV transmission line for 20 years. This was an important event in CEMIG’s history, as it was our first asset outside of Brazil. We and Alusa formed Transchile Charrúa Transmisión S.A., a special purpose company incorporated in Chile and responsible for building and operating the transmission line. With a length of approximately 116 miles, the transmission line will connect the substations of Charrúa and Nueva Temuco in central Chile. We began the project in June 2005 and construction began in April 2007. Commercial operations are expected to begin in July 2008. As of December 31, 2006, we had invested R$13.4 million in this project.

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

From January 1, 2001 through December 31, 2006, we invested approximately R$1,328 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

	Circuit Length of Distribution Lines in Miles (from distribution substations to final consumers)
	As of December 31,
Voltage of Distribution Lines	2006	2005	2004
161 kV	34.2	34.2	34.2
138 kV	6,736.9	6,537.4	6,526.9
69 kV	2,804.2	2,784.4	2,823.5
34.5 kV + Others	600.2	610.8	610.8

Total	10,175.5	9,966.8	9,995.4

	Circuit Length of Distribution Lines in Miles (from distribution substations to final consumers)
	As of December 31,
Type of Distribution Lines	2006	2005	2004
Overhead urban distribution lines	52,642.9	52,086.9	51,461.2
Underground urban distribution lines	471.6	471.6	439.9
Overhead rural distribution lines	191,809.9	183,188.9	176,412.8
Total	244,924.4	235,747.4	228,313.9

	Step-Down Transformation Capacity(1) of Distribution Substations
	As of December 31,
	2006	2005	2004
Number of substations	355	354	350
MVA	8,162	8,070	8,050

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

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. We anticipate that this growth will be fueled by new consumer connections, increased electricity usage among our existing consumers and additional electricity distribution needs from new IPP projects. According to applicable law, IPPs have the right to use our distribution network upon payment of certain fees. During the next five years, we anticipate connecting approximately 745,000 new urban consumers and 225,000 rural consumers. In order to accommodate this growth, we expect that we will need to add 851,000 medium-voltage poles, 2,053 miles of transmission lines and 11 step-down substations (456 MVA) to our distribution network, increasing the network’s installed capacity by 2,360 MVA, including reinforcement. Over the next five years, we expect to invest approximately R$4.28 billion to expand our distribution system. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

The Projeto Noroeste. In 2003 and 2004, planning was made for the electricity system to receive injection of 150 MVA in the Northeastern region of Minas Gerais state, starting in 2004. This increases the current availability to 300 MVA, aiming to supply energy up to 2008 to replace the diesel fuel traditionally used by rural producers, with the objective of contributing to local growth in a sustainable manner. The cost of the project is R$153 million.

The Cresce Minas program. This project will benefit approximately 340 municipalities (41% of the total) of Minas Gerais, a population of approximately 4.1 million and around 1.1 million consumers throughout the state. The amount of capital expenditure coming from CEMIG’s own funds for 2006, exclusively to strengthen the medium-voltage distribution system, was R$13.2 million, of a total of R$270.8 million, which will be completed with turnkey projects in 2007, 2008 and 2009.  In order to strengthen the sub-transmission system, the amount of R$4.3 million was invested in 2006. In the next three years, we expect to invest R$476 million and R$8 million, respectively, in our sub-transmission and transmission systems.

Purchase of Electric Power

During the year ended December 31, 2006, we purchased 12,109 GWh of electricity from Itaipu, which represented approximately 32.1% of the electricity we sold to end users. In addition to the electricity purchased from Itaipu, we have two other basic types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 64.9% of the electricity we purchased for resale during the year ended December 31, 2006, and (ii) long-term agreements existing prior to the New Industry Model Law, with represented approximately 8.1% of the electricity we purchased in 2006.

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

Bilateral Agreements We entered into bilateral agreements with various suppliers prior to the enactment of the New Industry Model Law. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2006, we purchased 1,190 GWh, which represented 4.1% of the total electricity purchased by us during the year.

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

In 2005, CEMIG was de-verticalized, or “unbundled”, and its activities of (a) generation and transmission and (b) distribution began to be managed in two separate companies, thus complying with the legal requirements instituted by the new regulatory framework for the Brazilian electricity sector.  Due to this unbundling, and in accordance with a commercial strategy of CEMIG, in 2005 a significant portion of consumers migrated from being captive market customers of Cemig Distribution to being free market customers of Cemig Generation and Transmission.  This event resulted in a non-recurring change in sales revenue for Cemig Distribution in January 2005.  Since the calculation of non-technical losses takes into account the amounts billed in the calendar year, this change in revenue affected the amount of the non-technical losses calculated in 2005.

2005 was the first year in which we had 12 months of sales revenue as an unbundled company, free from non-recurring effects.  The calculation of losses in 2006 will serve as a reference point for losses in future years since it (i) is free of non-recurring effects and (ii) is calculated using the new method of calculation of losses put in place in 2004 to improve the calculation and representation of losses in the new regulatory environment.

CEMIG’s total energy losses in 2006 were 5,437 GWh, compared to 4,096 GWh in 2005. Of this total in 2006, 388 GWh related to losses in the whole national grid system attributed to CEMIG by the National System Operator (ONS). The remaining 5,049 GWh were losses in CEMIG’s own local distribution system and represent 11.8% of the total energy (2,788 GWh) that passed through that local system. Losses in the national grid system are allocated to the operators in proportion to each operator’s own total load. Thus, the migration of captive clients to the free market, which reduced the total load of CEMIG Distribution, reduced the amount of national grid system losses attributed to CEMIG, contributing to the reduction in our total energy loss.

The differences in total losses from 2005 to 2006 is mainly due to the following:

•                  A low comparison base in 2005 due to a non-recurring event: the mass migration of captive clients to the free contracting environment in December 2004, resulting in a change in sales revenue in January 2005 which reduced the non-technical losses in that month, affecting total losses that year for Cemig Distribution.

•                  The maximization of generation in the Southeastern region of the country, including the generation capacity connected to the CEMIG network, for orders from the ONS, to provide optimum operation of the national grid system to deal with a shortage of electricity in the Southern region caused by the drought in that region from May to September, 2006.

•                  A significant expansion of the distribution network to meet the electrification programs.

•                  An increased load on CEMIG’s distribution network.

We divide our energy losses into two basic categories: technical losses and non-technical losses. Technical losses account for approximately 76% of our energy losses in the distribution grid. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy through the 3,019 miles of transmission lines and 255,095 miles of distribution lines that we operate.

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

Other measures to combat technical losses that can be highlighted include:

•                  Planning of upgrades and improvements to the system based on the expected reduction of loss levels and the expected costs of investments;

•                   Planning of expansions and reductions of losses in components of the system based on a ten-year horizon, taking into account the levels of electricity losses expected for transmission lines, for regional systems and for the CEMIG system as a whole;

•                   Evaluating the expansion of the reactive compensation capacity of the high voltage electricity system; and

•                   Replacement of old cables with thicker cables, and substitution of the lower voltage levels (34.5 kV to 69 kV) with high voltage levels (138 kV).

Non-technical losses account for the remaining 24% of our energy losses in the distribution grid and result from fraud, illegal connections, metering errors and meter defects. These non-technical losses accounted for 2.78% of the electricity that passed through our distribution grid during 2006. In order to minimize non-technical losses, we regularly take preventive actions, including:

•                                          inspection of consumers’ meters and connections;

•                                          modernization of metering systems;

•                                          training of meter-reading personnel;

•                                          standardization of meter installation and inspection procedures;

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

At the end of 2006, the indicators that measure the quality of supply by Cemig Distribution (DEC – Consumer Outage Duration in hours per year, and FEC – Number of Outages Per Year) were 13.02 and 6.42, respectively, compared to 12.21 and 6.77 in 2005.

Consumers and Billing

Consumer Base

Our distribution business consumers, all of whom are located within our concession area in Minas Gerais, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities). During the year ended December 31, 2006, we sold  38,891 GWh of energy.

For 2006, as compared to 2005, the volume of electric power sold by us to industrial and commercial consumers increased by 1.2% and 2.6% respectively and the volume of electric power sold by us to rural consumers decreased by 0.2%. The other consumer category grew 3.6% (this excludes wholesale supply). The residential consumption increased 0.9% from 2005 to 2006.  The following table provides information regarding the number of our consumers as of December 31, 2006 and consumption by consumer category for the years ended December 31, 2006, 2005 and 2004.

	Number of		Consumption (GWh)
	consumers at		Years ended
	December 31,		December 31,
Consumer Category	2006		2006		2005		2004
Industrial	70,809	(2)	23,759	(1)	23,472	(1)	22,969	(1)
Residential	5,064,556		6,647		6,590		6,526
Commercial	549,378		3,851		3,754		3,537
Rural	495,067		1,938		1,941		1,846
Own consumption	796	(3)	30		29		55
Other	59.583	(4)	2,666		2,573		2,498
Total	6,240,189		38,891		38,359		37,431

(1)              The industrial consumer category includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia  S.A., Cemig PCH S.A and Usina Termelétrica Barreiro S.A

(2)              Includes subsidiaries and affiliated companies.

(3)              Does not include consumption through supply to other concessionaires.

(4)             Refers to the number of our plants, facilities and offices that use our energy, each of which is considered a consumer pursuant to ANEEL regulations.

In 2006, we added and billed 230,202 new final consumers, representing growth of 3.8% compared to 2005, through the expansion of our transmission and distribution systems.

The largest portion of the energy we sell is purchased by large industrial consumers. At December 31, 2006, 12 of our industrial consumers had high voltage electrical energy supplied through direct connections to our transmission lines. These consumers constituted 17.7% of our total volume of electrical power sales during 2006, and approximately 6.6% of our revenues. In the same period, our ten largest industrial consumers accounted for nearly 19.9% of energy consumed. None of our ten largest consumers is owned by the State Government or by the Federal Government.

As of December 31, 2006, we had entered into power purchase agreements with 2,773 of our industrial consumers, of which 525 consumers had demand above 500 kW. Our power purchase agreement with industrial consumers has a term of three or five years and contains a minimum demand clause that requires the consumer to pay for the contracted demand, which represents the system capacity reserved for that consumer, as well as the consumer’s actual consumption. We believe that this billing method provides us with a relatively stable source of revenue.

The following table shows our industrial energy sales volumes by type of industrial consumer as of December 31, 2006:

Industrial Consumers	Energy Sales Volume in GWh		Consumption as a Percentage of Total Industrial Energy Sales Volume
Steel industry	6,880	(1)	28.96
Ferroalloy industry	4,432		18.65
Chemical industry	2,608	(2)	10.98
Non-ferrous metal industry	1,584		6.66
Mining industry	1,422		5.99
Food processing	1,450	(3)	6.10
Cement industry	920		3.87
Others	4,463	(4)	18.79
Total	23,759		100.00

(1)  Includes consumption by Sá Carvalho S.A., Usina Termelétrica Barreiro S.A. and Usina Térmica Ipatinga S.A.

(2)  Includes Horizontes Energia S.A.

(3)  Includes consumption by Cemig PCH S.A.

(4)  Includes Cemig PCH S.A. and Horizontes S.A.

The following table sets forth the names and related industries of our ten largest consumers in 2006:

Ten Largest Consumers (listed in order of total GWh of electricity purchased from us in 2006)	Industry
Companhia Siderúrgica Paulista - COSIPA	Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	Steel
Ligas de Alumínio S.A.	Ferroalloys
Italmagnésio Nordeste S.A.	Ferroalloys
Companhia Brasileira de Carbureto de Cálcio - CBCC	Ferroalloys
White Martins Gases Industriais S.A.	Chemical
Votorantim Metais e Zinco S.A	Non-ferrrous
Saint Gobain Materiais Cerâmicos Ltda	Chemical
Companhia Ferro Ligas Minas Gerais	Ferroalloys
Belgo Siderurgia S.A	Steel

As a result of our strategy to maintain and capture a larger market share in the free market, we have entered into contracts with large Free Consumers within and outside of Minas Gerais leading to an electricity sale volume in 2006 of 18,100 GWh. As a result of the unbundling, most of our contracts with large consumers within our concession area were assigned to Cemig Generation and Transmission in 2006. Most of our large clients, that represent almost 50% of the MWh volume of our energy sold, have already bought electricity from Cemig Generation and Transmission for the next several years. Consumers that opt to become Free Consumers are primarily industrial consumers whose demand generally exceeds 3 MW. Consumers that consume between 500 kW and 3 MW may opt to purchase energy from other sources, if such source is a renewable energy source, such as small hydroelectric facilities or biomass. A total of 690 of our clients which currently purchase electricity at regulated rates (“captive consumers”) representing annual sales revenue of R$633 million (or 8.0% of our annual sales revenue), may elect to become Free Consumers or opt to purchase energy from alternative sources.

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

Seasonality

Our sales are affected by market seasonality. Usually, an increase in consumption by industrial and commercial consumers occurs in the third quarter due to increases in industrial and commercial activities. In addition, there is generally an increase in usage across all consumer categories during the summer due to the increase in temperatures. Certain figures representing quarterly consumption by final consumers from 2004 through 2006, in GWh, are set forth below:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004(1) (2)	9,067	9,353	9,496	9,617
2005(1) (2)	8,622	9,730	9,867	10,140
2006 (1) (2)	9,485	9,619	9,901	9,886

(1)             Includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Usina Térmica Barreiro S.A., Cemig PCH S.A. and Horizontes Energia S.A.

(2)             Does not include supply to other concessionaires.

Consumption by residential consumers remains sluggish and has not returned to pre-rationing levels.

Competition

Contracts with Free Consumers

The management of our portfolio through a major commercial effort in relation to our client base resulted in our successfully obtaining signatures to 152 contracts with Free Consumers by December 31, 2006.  Eleven of these contracts are with companies located outside of our distribution company’s concession area and which consume 1,849 GWh of energy per year. These contracts with Free Consumers have an average term of three to ten years, and represent a volume of approximately 17,000 GWh/year.

Of our previous captive consumers, only nine did not sign contracts with us and instead opted to become Free Consumers. These nine formerly captive consumers represented an annual volume of 772 GWh, equivalent to 4.3% of the total volume of electricity sold during 2006. Another twelve consumers, representing approximately 1,261 GWh, elected to opt out of the ACR and choose their own generation subsidiary as a supplier.

In addition to our sales in the ACL auctions, we have been successful in entering into agreements in the ACR that represent a volume of 8,120 GWh/year. These contracts have a term of eight years, beginning in 2006. Also, in April 2005, we obtained new contracts in the ACR that represent a volume of 920 GWh/year. The contracts have a term of eight years, beginning on January 1, 2008. In addition, in June 2006 we sold through energy contracts the energy produced by our independent power producers, in the ACL,  with 30-year terms beginning on January 1, 2009, that represent a volume of 3,110 GWh/year.

Through this strategy we have been successful in the sale of the greater part of our existing generation capacity through contracts which will mostly be renewed beginning in 2010. At that time, demand of electricity in Brazil is expected to exceed supply, which should result in better price conditions than in the current market where supply exceeds demand.

Concessions

Each concession that we currently hold is subject to a competitive bidding process upon its expiration. However, in accordance with the Concessions Law, existing concessions may be renewed without a bidding process by the Federal Government for an additional period of up to 20 years upon application by the concessionaire, provided the concessionaire has met minimum performance standards and the proposal is otherwise acceptable to the Federal Government. On September 22, 2004, we applied to ANEEL for a 20-year renewal of the concessions of the Emborcação and Nova Ponte Hydroelectric Plants. On June 14, 2007, the Federal Government published Ministerial Order 124, extending the concessions of these power plants for a period of 20 years, beginning on July 24, 2005.

In addition, it is possible that a number of our large industrial clients may become SPPs pursuant to the Concessions Law in order to obtain the right to generate electricity for their own use. The granting of certain concessions to our large industrial clients could adversely affect our results of operations.

Raw Materials

Our principal raw materials expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process. Fuel oil consumption for the year ended December 31, 2006 represented an expense of R$37 million. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry—Regulatory Charges” in Annex A. We believe that supplies of fuel oil are readily available.

Other Businesses

Natural Gas Distribution

Gasmig was established in Minas Gerais, Brazil in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. We own approximately 55% of Gasmig and Petrobras, through its subsidiary Gaspetro—Petrobras Gas S.A., owns 40% of Gasmig. The remaining shares are owned by Minas Gerais Participações S.A., or MGI, the investing body of the State Government, and by the city of Belo Horizonte.

In January 1993, the State Government granted Gasmig an exclusive 30-year concession for distribution of natural gas covering the entire State of Minas Gerais and consumers located within it. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas (LPG) and wood. In 2006, Gasmig supplied approximately 2.06 million cubic meters of gas per day to 261 consumers: 162 industrial and commercial clients, 84 vehicle natural gas (VNG) retail distribution stations, two thermal power plants and six distributors of compressed natural gas (GNC). Gasmig supplied 0.55 million cubic meters of gas per day to thermal power plants and 1.58 million cubic meters of gas per day to retail consumers. In addition to serving the conventional market and the thermal power plants, Gasmig also supplied eight clients with re-gasified liquefied natural gas (LNG). In 2006 Gasmig distributed approximately 4.8% of all natural gas distributed in Brazil.

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

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. On July 26, 2006, TSS was merged into Gasmig. As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig. See “Item 10. Additional Information—Material Contracts—Gasmig Shareholders Agreement and Association Agreement”. On December 15, 2004, Gasmig executed an additional supply contract with Petrobras which guarantees a gradual increase in supply of up to 5.1 million m³/day of natural gas, in addition to the 3.5 million m³/day that was previously contracted for. This additional supply agreement is for the supply of natural gas to the regions of the “Steel Valley” (Vale do Aço) and the South of Minas Gerais, and also for expansion of service to the regions of Greater Belo Horizonte, the Zona da Mata (in the Southeast of Minas Gerais) and the Campos das Vertentes (historic region), in the industrial, commercial, automotive and residential markets. The additional supply agreement has a term of 20 years, and is scheduled to begin the commercial supply in 2007, under this agreement the price will be established based on the international oil price in the New York marketplace.

We expect that the association with Petrobras will expand Gasmig’s distribution capacity, as our ability to offer natural gas to our consumers will increase significantly with the implementation of Petrobras’s investments in pipelines. We expect that Gasmig’s capital expenditures for 2007 will be mostly used for the expansion of our distribution network in highly industrialized areas of Minas Gerais. Gasmig has already begun the necessary expansions to serve the regions of the “Steel Valley” and the Southern region of the State of Minas Gerais.

Gasmig is not a consolidated investment in our financial statements in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.”  We consolidated Gasmig’s revenues and expenses for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40.00% equity interest in Gasmig to Petrobras.

Other than with respect to the liquefied natural gas (LNG) supplied to Gasmig by a joint venture between Petrobras and White Martins Gases Industriais Ltda. (“White Martins”), Gasmig purchases all its natural gas needs from Petrobras, and such gas is mainly provided by Petrobras’ own natural gas deposits. Our relationship with Petrobras is governed by two long term agreements, expiring in 2021 and 2027. The price Gasmig charges its clients is based on the price charged by Petrobras plus a margin. Therefore, all the costs related to the purchase of natural gas are passed to the clients through the tariff.

Minas Gerais accounts for approximately 12% of the total energy consumption in Brazil. Many energy-intensive industries such as the cement, steel, ferroalloys and metallurgy have significant operations in the state. We estimate that the total demand for natural gas in Minas Gerais will amount to nearly 7 million cubic meters of gas per day by 2009, which exceeds the projected available supply.  Gasmig’s key strategy is to expand its distribution network in order to serve the portion of the demand yet not reached. Gasmig is engaged in the development of new projects to extend its natural gas distribution systems to reach consumers in other areas of Minas Gerais, mainly in heavily industrialized areas. In 2006, Gasmig began supplying natural gas to three industrial companies and two vehicle natural gas (VNG) retail distribution stations in the region of the Vale do Aço (“Steel Valley”), thus concluding the first phase of service to that region of the State of Minas Gerais. The average volume of natural gas to be distributed in this first stage is approximately 200,000 cubic meters/day. Gasmig brought forward its start date, in August, 2006, for service to the Southern region of the State of Minas Gerais, through re-gasification of the liquefied natural gas (LNG) contracted with Gaslocal, a company formed between association of Petrobras and White Martins.

For 2006, Gasmig had gross revenues of approximately R$540 million and net income after taxes of approximately R$74 million.

In 2006, Gasmig invested approximately R$36 million in the expansion of its gas pipeline network to serve more clients in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and dividend reinvestment. Currently, the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) operates at full capacity and further investment by the Federal Government will be necessary to expand the capacity or construct a new pipeline to supply the growing natural gas demand in the State of Minas Gerais.

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

Empresa de Infovias S.A. started its business operations in January 2001. The main telecommunication services provided by Empresa de Infovias S.A. through its network are signal transportation and access, both for point-to-point and point-to-multipoint applications, delivered mainly to telecommunications operators and Internet service providers on a clear channel basis. Empresa de Infovias S.A. is also extending its broadband Internet services, currently available in the cities of Belo Horizonte, Poços de Caldas, Barbacena, Contagem, Sete Lagoas, Ipatinga and Uberaba, to other cities in Minas Gerais.

Empresa de Infovias S.A. provides the network for cable television service in 12 cities in Minas Gerais pursuant to a 15-year service agreement with WAY TV Belo Horizonte S.A. (“WAY TV”) and Brasil Telecomunicações S.A., each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Empresa de Infovias S.A. allows these companies to use its network infrastructure. In return, WAY TV and Brasil Telecomunicações are obligated to deliver to Empresa de Infovias S.A. a percentage of the revenues derived from their cable television and Internet subscribers. At December 31, 2006, these two companies had approximately 72 thousand cable television subscribers and 57.5 thousand Internet service subscribers.

Empresa de Infovias S.A. holds a 69.25% equity interest in WAY TV, including 49.9% of its common shares. The control of WAY TV is exercised by Empresa de Infovias S.A. and CLIC—Clube de Investimentos dos Empregados da Cemig, or CLIC, which owns 1.1% of WAY TV’s common shares, through a shareholders’ agreement. Under this agreement, CLIC has agreed to vote in accordance with Empresa de Infovias S.A.’s interests at the WAY TV shareholders’ meetings and board of directors. To date, Empresa de Infovias S.A. has invested approximately R$61.9 million in WAY TV. In light of the need for additional investments in our telecommunications subsidiaries in order to take advantage of the opportunities in voice over internet protocol services, our Board of Directors decided on December 22, 2005 to authorize the sale, through an auction on a stock exchange, of all of Empresa de Infovias S.A.’s equity interest in WAY TV.

At the auction, held on the São Paulo Stock Exchange on July 27, 2006, TNL PCS Participações S.A, a company of the OI Group, previously named TELEMAR, the purchaser of WAY TV (the “Purchaser”), paid a total price of R$132 million, 65% above the minimum price. The share sale contract was signed on August 1, 2006, and the amount of the sale price is held in escrow by Banco do Brasil S.A., in accordance with that contract, until consent for disposal of the control of WAY TV has been given by the Agência Nacional de Telecomunicações (“ANATEL”), at which point the shares will be transferred to the Purchaser and the funds will be released to Empresa de Infovias S.A. and the other sellers.  The amount paid for Empresa de Infovias S.A.’s interest in the stock of WAY TV was R$91 million.

In a special meeting held on March 19, 2007, ANATEL declined to approve the sale of our ownership and control of WAY TV to the Purchaser. WAY TV filed an administrative appeal before ANATEL on April 13, 2007 for the reversal of its decision not to approve the sale of our ownership and control of WAY TV, which is still pending.  ANATEL’s decision does not result in the cancellation of the share sale contract, which remains in effect until a final decision is rendered by ANATEL. It is not possible at the present time to estimate the outcome of the appeal.

Empresa de Infovias S.A. also provides intracompany data transmission services to us pursuant to a five-year agreement signed in 2001. The agreement expired in 2006, but the parties are in the process of finalizing a renewal contract.  We use this service for internal communications as well as for certain communications with our consumers.

During 2006, Empresa de Infovias S.A. had consolidated gross revenues of R$125 million, of which R$47 million related to the provision of telecommunication services and R$78 million related to the provision of cable television and Internet services.

Empresa de Infovias S.A.’s capital expenditures for the past five years were R$352 million. Empresa de Infovias S.A.’s capital expenditures for 2007 will be mostly used for expansion of its telecommunications network.

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

On January 9, 2002 we created Efficientia S.A., referred to as Efficientia, in Minas Gerais, to provide project efficiency optimization solutions and operational and management services to energy supply facilities. We have a 100% interest in Efficientia, which began operating in 2003. Efficientia has increased its market share and revenues in the Brazilian market for specialized consultancy services every year since it began operations. Such services include consultancy in the areas of efficiency, energy solutions, reduction of non-technical losses in other electricity distribution concession holders and the provision of preventive maintenance services

In 2006, Efficientia posted profit of R$414 thousand, after distribution of dividends of R$238 thousand in the form of interest on equity. Efficientia’s gross revenues in 2006 were R$4.3 million, 11.71% more than in 2005. This increase in gross revenue was achieved with operational costs of R$3.5 million, 2.94% more than in 2005. In this period Efficientia crossed Brazilian frontiers into the international market for energy efficiency, providing specialized consultancy and training.

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

We believe that we are in compliance in all material respects with the relevant laws and regulations. In 2006 we maintained NBR ISO 14001/2004 environmental certification on the Itutinga and Nova Ponte hydroelectric plants and on the Cemig Environmental Management System (EMS), for a total of 180 municipalities, and for our materials storage and logistics warehouses, and the Camargos hydroelectric power plant.

In addition we obtained the following certification on CEMIG’s generating facilities in 2006:

•                     the Três Marias, Volta Grande and Jaguará hydroelectric power plants (1,200 MW);

•                     the Igarapé thermal power plant (131 MW),

•                     the Volta Grande environmental station, and the Galheiros Environmental Reserve; and

•                     management of the industrial safety, property management and operational contingency services.

This increased our total generation capacity certified under the environmental management system from 562 MW to 1,939 MW.

In 2006, for the seventh consecutive year CEMIG was selected to be a component of Dow Jones Sustainability Index (DJSI World Index). CEMIG was also selected for the second consecutive year to be a component of the new BOVESPA Sustainability Index (Indice de Sustentabilbidade Empresarial).

In accordance with our environmental policy, we have established various programs for prevention and control of damage aiming at limiting our risks related to environmental issues.

In 2006 we invested approximately R$38 million in environmental compliance projects for plant and equipment , and in the implementation of new projects, and also spent R$19.5 million on operational and maintenance expenses for our current activities, such as final disposal of waste, putting environmental management systems in place, audits, planting of riverside forests, fish cultivation, putting in place tree pruning and oil policies, environmental education programs, maintenance of conservation units, training and other activities. We also invested R$597 thousand in environmental research and development projects developed with universities and research institutes.

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

The environmental licenses for the operation of the Natural Gas Distribution Network were duly issued by the State Environmental Foundation (FEAM).

Corrective Environmental Operation Licensing

Pursuant to Resolution No. 6, dated September 16, 1987, of the Conselho Nacional de Meio Ambiente (the Brazilian Environmental Council), or CONAMA, environmental impact assessment studies must be undertaken, and a corresponding environmental impact assessment report must be prepared, for all major electric generation facilities built in Brazil after February 1, 1986. While studies are not required for facilities built prior to February 1, 1986, such facilities must obtain corrective environmental operation licenses, which may be acquired by filing a form containing certain information regarding the facility in question. Obtaining of the corrective licenses for the projects which started operation before February 1986 requires presentation to the competent environmental body of an environmental report containing the characteristics of the project, the environmental impacts of the construction and operation, and also the mitigating and compensatory measures adopted or in the process of being adopted by the organization carrying out the project.

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

Currently, those CEMIG generation and transmission facilities that started operation before the Brazilian environmental legislation was passed, and which have not obtained corrective licencing, have filed applications with the appropriate environmental bodies.

 We currently have operating licenses for the following facilities: (i) hydroelectric plants: São Simão, Aimorés, Capim Branco I, Capim Branco II, Igarapava, Irapé, Itutinga, Miranda, Nova Ponte, Porto Estrela, Rosal,  Funil and Queimado,  (ii) small hydroelectric plants: Pai Joaquim, Rio de Pedras, Santa Luzia, Salto dos Moraes, Poquim and Piçarrão, (iii) thermoelectric plants: Barreiro and Formoso, and (iv) the wind farm: Morro do Camelinho.

The environmental licenses, either issued by state or federal bodies, are subject to several conditions imposed in light of the foreseen environmental impacts. In extreme circumstances, the failure to comply with such conditions may result in the revocation of the license. We believe we are in compliance with the requirements mentioned in our licenses. Environmental licenses are obtained upon conditional requirements which have to be met during the period of their validity. Non-compliance with these conditional requirements can result in application of administrative penalties, including fines and repeal of the environmental license. CEMIG has been complying with the demands of the environmental conditions of the licenses, and periodically sends reports to the environmental regulatory authorities.

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

Fishways

The dams at each of our hydroelectric generation facilities can put fish that inhabit the adjoining reservoirs in danger. In order to reduce the impact of these facilities on nearby fish populations, the State Government enacted State Law No. 12,488, dated April 9, 1997, which imposes measures assuring that migratory fish that pass through dams will be redirected to fishways, through which they can pass safely. As of December 31, 2005, we had fishway projects installed at our Aimorés, Funil, Igarapava, Igarapé, Pandeiros and Salto de Moraes facilities. In April 2002 we sent COPAM a study relating to our dams. In July 2002 we received a response from SEMAD that requires us to provide additional studies relating to the feasibility of installing fishways in our dams located in Minas Gerais. We executed an agreement with a non-governmental organization, named SMC (Sociedade Mineira de Cultura) and the university PUC Minas (Pontificia Universidade Católica de Minas Gerais) in order to proceed with the studies for SEMAD in connection with the Gafanhoto, Cajuru, Miranda and Nova Ponte hydroelectric plants. The studies that are in progress are not yet conclusive as to the need for the provision of fishways. In addition, studies will be necessary in others facilities including Pandeiros, Salto Paraopeba, Luiz Dias, Sá Carvalho, Sumidouro, and Bom Jesus do Galho. In addition, there has been no decision by the environmental authorities regarding the building of fishway projects at CEMIG’s hydroelectric generation facilities. However, there is a possibility that future decisions by the environmental authorities, or changes in the environmental legislation, or even new information obtained from the studies which are in progress, may lead to a need for the construction of fishways at our hydroelectric generation facilities.

Fish Management

In view of its policy for environmental conservation and sustainable development, CEMIG carries out numerous procedures to mitigate accidents involving fish in its hydroelectric power plants, such as use of sonar and counting to detect shoals; monitoring of oxygen in solution; and use of teams of professional divers to assess shoals during activities with greater environmental risk, such as startup and shutdown of rotors.

In spite of these efforts two incidents occurred, one in 2006 and one in 2007, at the Três Marias hydroelectric power plant, resulting in the death of approximately 17 tons of fish in 2007 due to lack of oxygenation, according to IEF and environmental police estimates (8.2 tons per CEMIG’s estimate).  The volume of dead fish was not estimated or measured in 2006. As a result the IEF applied two fines to CEMIG, totaling approximately R$5.6 million. Although CEMIG is disputing the fines and the amount is not a material liability for CEMIG, CEMIG is implementing an environmental project in the affected region as a way of responding to the event and reaffirming its commitment to economic and social development of the regions where it operates and where its projects are located.

Urban occupation of rights of way and reservoir banks

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

Transmission lines:  Several of the safety bands under our transmission lines have been occupied by unauthorized facilities (buildings, etc.) and dwellings. These occupations generate risks of electric shock and accidents involving people living at the location, and constitute an obstacle to maintenance of our electricity system. It is thus necessary to solve this situation over the coming years, either removing some of the occupants, or introducing improvements to make it possible to live with these invasions. Faced with the risks associated with this situation, we planned two lines of action for the coming years. The first is preparation of a document entitled “Diagnosis of areas invaded and under risk of invasion, for strengthening of inspection activities, including installation of improvements in locations classified as having high invasion risk”.  The company is identifying the areas with potential for invasion, making possible decisions on measures and procedures in relation to control, monitoring and inspection of the transmission line paths where there is a high risk of invasion. The second line of action involves the evacuation of areas already invaded. The withdrawal of people from these areas involves payment of indemnities, regularization of electricity connections and the opening of bands for the construction of squares and streets.

Invasion of reservoir areas owned by CEMIG

CEMIG’s power plants have security services to protect their properties, using both fixed and mobile units, as well as an electronic surveillance system (SVE). The banks of the reservoirs of CEMIG’s hydroelectric power plants have signs indicating ownership and advising of the existence of security systems. Trespassers are deterred by the mobile inspection unit’s periodic patrol of the reservoir banks. When trespassers are apprehended, police reports are filed, which are then sent to the Company’s legal department for review. Due to the very large area and number of CEMIG’s reservoirs, the Company is continually subject to new invasions.  However, we are dedicated to preventing these invasions and any resulting environmental damage to the Permanent Preservation Areas (APPs) around the reservoirs.

In April 2006 CEMIG’s headquarters was invaded by social protesters, who were participating in a meeting being held in connection with the 47th Meeting of the Governors of the Inter-American Development Bank (IADB). Minor damage was done to the Company’s property and facilities. After this incident, CEMIG took measures to increase the protection of its premises, including placement of screens on the entries to the building and strengthening of the security arrangements.

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

Under the Brazilian Forest Code (Código Florestal Brasileiro - Law No. 4,771 of September 15, 1965), the land area surrounding water reservoirs, whether it is natural or artificial, is considered to be a permanent preservation area, which represents restriction on use. The amendments to the Brazilian Forest Code introduced by Provisional Measure 2,166-67 of August 24, 2001 provide that the operator of a reservoir is obliged to acquire such surrounding areas with respect to any new projects. The Forest Policy of the State of Minas Gerais (Law No. 14,309 of June 19, 2002) and Decree No. 43,710 of January 8, 2004 does not oblige the operator to acquire the land area surrounding the reservoir, but it does demand indemnity for the restriction on use, in forms provided for by law. These rules will result in additional costs in connection with the installation of new hydroelectric power plants.

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

CEMIG has implemented a strategy to study CDM project development opportunities in the carbon market. In order to undertake CDM projects, we are training our professionals, including through courses administered by USAID and the World Bank.  CEMIG has sponsored a course promoted by USAID and the World Bank at the State of Minas Gerais Industry Federation to discuss CDM projects in the State of Minas Gerais. In 2005 we created a multidisciplinary task force to mobilize our wholly-owned subsidiaries and affiliated companies to identify projects that would allow us to obtain certificates of reduction of greenhouse gases.

Operational Technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

Load Dispatch Center

Cemig’s System Operation Center (“COS”), located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of our energy. It also provides the link with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to 43 extra high and high voltage substations and 27 major generating power plants.

Through its activities the COS permanently guarantees the security, continuity and quality of our supply of electricity. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel.  The COS has a Quality Management System, with ISO 9001:2000 certification.

Regional Distribution Operation Centers

Our distribution network is managed through seven Centros de Operações Regionais de Distribuição (Regional Distribution Operation Centers), or CODs. The CODs monitor and coordinate our distribution network operations in real time. The CODs are responsible for the supervision and control of 355 distribution substations, 235,799 miles of medium voltage distribution lines, 10,113 miles of sub-transmission lines and 6.2 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

The seven CODs dispatch an average of 24,000 services a day. All of the CODs are certified according to the Quality Standard ISO 9001: 2000. There are various systems in use to automate and support the CODs processes including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection and inspection. Technologies like geographic information system and radio/satellite data communication help to reduce the consumer restoration time and to provide better consumer attendance.

Geospatial Information & Technology

We are intensively using the geospatial and technical document management technology to support and improve engineering processes. Geo-referenced information of the electrical network, satellite and aerial photographs of the concession area, diagrams and technical document images are stored in geospatial databases and can be easily retrieved by computers connected to our Corporate Network, helping technicians to plan, design,construct, operate and maintain the generation, transmission and distribution network. We are using mobile technology in service dispatch for distribution network maintenance and medium and high-voltage network data acquisition.

Internal Telecommunications Network

Our telecommunications network is one of the largest in Brazil. It includes a high performance microwave links with 198 communication stations, an optical system with 2,500 km of optical fibers and a mobile communication system with 480 trunking radios.

Corporate Data Network

Our corporate network integrates enterprise servers (one 649 MIPS Mainframe processing the billing system and eight Risc machines for the ERP and the new commercial systems), more than 7,000 Intel microcomputers,  359 servers and 1,002 units of connectivity equipment, serving 165 sites in 100 cities of Minas Gerais. The centralized infrastructure uses modern servers and devices with service level agreements for hardware maintenance and software support. The process of reception of meter reading data, digital calculation of electricity bills, and issuance of electricity bills to consumers in CEMIG’s secondary network is ISO-9001:2000 certified since 2005.

IT Governance Program

We started an IT Governance Program in 2005.  The IT Governance program is based on two main principles: (i) aligning IT strategy with the overall strategy of the business; and (ii) helping the Company to manage the risks associated with implementing new technologies.

Numerous actions were taken in 2006. The most important of these actions was the implementation of ITIL® best practices.  The following ITIL® processes and functions were prioritized for implementation: Incident Management, Configuration Management, Change Management, Problem Management, Release Management, Capacity Management, Service Level Management, and Service Desk. The implementation of each of these processes will help CEMIG to ensure that it is in compliance with the controls and procedures requirements of the Sarbanes-Oxley Act.

Call Centers

We have two call centers, both in Belo Horizonte. Clients can use a toll-free number to get information on their accounts and report service problems. Both call centers are integrated with the technologies available in the CODs, allowing us to give clients up-to-date information on service issues. The call centers have modern facilities, with a staff of over 1,100, and are able to receive about 65,000 calls per day. Clients can also contact us by e-mail, by fax or via our website. As an indication of the service quality provided, our call centers have had ISO 9001 Quality Certification since 2001.

Commercial Management System

To update the technology of our Consumer Information System (SICO), which has been on a mainframe platform since the 1970s, Cemig Distribution is investing R$178 million in a new Commercial Management System (SGC), based on the CCS (Customer Care & Service), CRM (Customer Relationship Management) and BW (Business Warehouse) systems.  This new system will serve not only low-voltage clients, but medium- and high-voltage clients as well.

Maintenance and Repair Systems

The 10,123 miles of high voltage transmission lines in Cemig Distribution’s network, operating at 34.5 kV to 161 kV, are supported on 53,495 poles, mainly metal.  Cemig Generation and Transmission’s network has 3,019 miles of high voltage transmission lines supported on 11,400 structures.  The majority of the service interruptions to our distribution and transmission lines are due to lightening, fire, vandalism, wind, and corrosion.  Cemig Distribution’s and Cemig Generation and Transmission’s entire high voltage transmission line systems are inspected from the air once a year, using a helicopter equipped with a gimbal-gyro-stabilized camera, followed by simultaneous visual and thermographic (infra-red) inspection.  Land-based inspections are also carried out at intervals of between one and three years, depending on the characteristics and age of the transmission line, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

To support emergencies involving fallen towers, we have used modern modular aluminum structures. Most of our intervention on transmission lines is done using live line methods. Being the first company in Brazil to use bare hand live line techniques in the maintenance of transmission lines and substations, we have accumulated, through the last almost thirty years, significant experience in this area. We have trained our staff in this area and have special vehicles and other necessary tools to support live and dead line maintenance.

To guarantee availability of power to its consumers with no impact on the environment, CEMIG, in partnership with Asea and Brown Boveri (ABB) and Du Pont, has developed a retrofit project of a transformer, with the intention of maximizing the installed capacity in CEMIG’s substations, at a lower cost. In a project that is unprecedented worldwide, a transformer 100% filled with vegetal insulating oil was developed.

Vegetal oil creates a revolution in insulating fluids for transformers, because it has excellent features for electrical insulation with high thermal stability and an ignition point far above mineral oils. It is not toxic, and provides safe loading, increased transformer lifetime, more safety in use, and reduction of the risk of fire in electrical substations. It is 97% biodegradable in 21 days and does not have components that can adversely affect the environment.

Due to the special design features, combined with the vegetal oil and insulating materials technology, CEMIG’s transformer, which was initially designed for 25 MVA, at 138 kV, now can be overloaded until 43 MVA, during four consecutive hours, without loss of lifetime. These new values correspond to power reserve of 70%, increasing the reliability of the power supply to consumers connected to the substation in which it is installed. These special features also provide higher lifetime expectancy for the transformer.

We also have crews strategically located throughout the State of Minas Gerais in order to promptly attend to our transmission and distribution system needs.

Information Security Management

As part of the Corporate Information Security Projects Plan for 2006, two projects to meet the security requirements of the Sarbanes-Oxley Act were prioritized and developed: Critical Analysis and Validation of Information System Access Rights and the Security Operation Center. The total investment was R$1.75 million. Six new rules were included in the Information Security Policy.

A training program in Information Security Concepts for all company employees was implemented, using e-learning technology. In 2006, 8,338 employees (78% of the company’s total workforce) completed the course. In October 2006, a seminar on Information Security and Civil Liability directed to managers and senior staff was presented by two well-known Brazilian lawyers specialized in Digital Rights.

Management Tools

Enterprise Resource Planning

Our current Enterprise Resource Planning (SAP R/3), or ERP, was updated in 2005 and has functionalities covering accounting, cost and funds control, budgeting, investment management, treasury, cash flow management, quality control, project management, inventory management, maintenance, asset control, human resources management (including payroll, time management and personnel development), travel management, financial consolidation, sales management, business information warehouse, corporate finance management, real estate, sales and distribution and a workflow functionality covering the finance and supply chains. The ERP also includes data warehouse functionality, balanced scorecard and long-term cash flow monitoring.

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

CEMIG has been increasing its certification program, which ensures functionality in our activities and greater efficiency in the results. We have received ISO 9001/2000 certification for, among others, the following aspects of our business: consumer service offices, call centers, laboratories,  maintenance of remote protection system equipment, data reception and billing, the São Simão, Emborcação, Miranda, Nova Ponte, Jaguara, Três Marias, Volta Grande, Itutinga, Camargos hydroelectric power plants and Igarapé Thermoelectric Power Plant (which represented 80% of our installed capacity at December 31, 2006) and our subsidiary Efficientia, the first and only Brazilian ESCO certified. Products and services certified include: new consumer connections; billing; collection; product sales and services; network expansion and improvement; network operation; public lighting maintenance and restoration; overhead lines and network maintenance and inspection; electric system planning; and substation and equipment maintenance and inspection.

Other processes have received NBR ISO 9001:2000 certification, including: processing, control and accounting of CEMIG’s payroll; planning, management and predictive engineering of the generation system; and monitoring of the safety of dams and built structures of generation, operated and maintained by CEMIG.

Currently more than 60% of the employees of CEMIG carry out their activities in a systematized form, in processes certified in conformity with international standards.

In 2006, we maintained ISO 9001, OHSAS 18001 and Cemig EMS (Environmental Management System) certification for the Commercial Relationship and Services Management unit at Montes Claros and the Camargos hydroelectric power plant.

In February 2000, the Nova Ponte hydroelectric power plant received ISO 14001 certification, and in 2005 it was certificated under the Integrated Management System (ISO 9001, ISO 14001 and OHSAS 18001). The certification includes Galheiro’s nature reserve and the 156 square mile reservoir. Itutinga hydroelectric power plant was certificated under Integrated Management System in 2005. In 2006, the São Simão, Jaguara, Três Marias, Volta Grande hydroelectric power plant and Igarapé thermoelectric power plant were also certificated under OHSAS 18001.

Risk Management

With the assistance of a leading consulting firm chosen through a formal selection process, we began establishment of a Corporate Risk Management System in 2003, and consolidated it during the period of 2004 through 2006 in connection with our unbundling process. As holder of a concession in the Brazilian electricity sector, we operate in environments where factors such as corporate restructurings, regulations issued by energy sector government agencies, technological development, globalizations and changes in the consumer market generate uncertainties and threats.

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

CEMIG is working to provide the major ERM objective of an open environment conducive to effective communications about risks and risk management up, down and across the enterprise, so that a truly holistic, integrated, proactive, forward-looking and process-oriented approach is taken to assess all key business risks and opportunities, not only those of a financial nature.  During 2005 and 2006, CEMIG’s Corporate Risk Management System was revised and updated for a second time in order to adapt to the regulatory changes implemented by the New Industry Model Law. We also initiated the activities of the Corporate Risk Management Committee CGRC, which will approve the final version of the Corporate Risks Management Policy and published and implemented a Corporate Risk Management Procedures Manual.

CEMIG’s Electricity Risks Management Committee, or CGRE, created in 2003, continues to propose policies and procedures for approval by the executive officers, according to corporate risk policy, to minimize risks in the contracting (purchase and sale) of energy. The committee has members from numerous areas of the Company, including generation, distribution, sales, legal and financial. The CGRE gives support to the decisions of the executive officers in relation to the Company’s energy commercialization to Free Consumers and participation in the CCEE auctions. Based on risk analyses, the CGRE proposes the maximum volumes that could be sold and the amounts purchased by distributors in the auctions.

Management of Financial Risks

CEMIG’s risk management also has the benefit of a Financial Risk Management Committee, which was created (i) to monitor the financial risks related to volatility and trends of the inflation indices, exchange rates and interest rates that affect our financial transactions, and which could negatively affect the Company’s liquidity and profitability, and (ii) to implement guidelines for proactive operation in relation to the environment of financial risks when implementing action plans.

Property, Plant and Equipment

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment, including our investment in certain consortia that operate electricity generation projects, was R$13,665 million at December 31, 2006 (including ongoing construction projects). Generation facilities represented 44.9% of this net book value, transmission and distribution facilities represented 51.5% and other miscellaneous property and equipment, including telecommunication facilities, represented 3.6%. The average annual depreciation rate applied to these facilities was 2.4% for hydroelectric generation facilities, 3.0% for transmission facilities, 5.1% for distribution facilities, 9.2% for administration facilities, and 7.9% for telecommunication facilities.  Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2006. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

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

General

We are a state-controlled energy company engaged, through our subsidiaries, primarily in the generation, transmission and distribution of electricity in Minas Gerais. According to ANEEL, at December 31, 2006, we were the fifth largest electric power generation concessionaire in Brazil as measured by total installed capacity, and for the year ended December 31, 2006, we were the largest electric power distribution concessionaire in Brazil, as measured by GWh of energy sold to final consumers. We supplied approximately 96.1% of the electricity consumed in Minas Gerais during the year ended December 31, 2006. See “Item 4. Information on the Company—Consumers and Billing.”  At December 31, 2006, we generated electricity at 51 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 6,523 MW, of which the hydroelectric plants accounted for 6,338 MW. See “Item 4. Information on the Company—Generation and Purchase of Electric Power.”  The State Government as our controlling shareholder establishes our operating and long-term strategy.

The following are our principal subsidiaries as of December 31, 2006:

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

•                                          Empresa de Infovias S.A. (100.0% interest). In April 2006, our ownership of Empresa de Infovias S.A. became 100.00%. The principal activities of Empresa de Infovias S.A. are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Empresa de Infovias S.A. currently owns 69.25% of the capital stock of WAY TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities of the State of Minas Gerais.  On August

1, 2006, Empresa de Infovias S.A signed a share sale contract to sell its interest in WAY TV, and the amount of the sale price is held in escrow by Banco do Brasil S.A., in accordance with that contract, until consent for disposal of the control of WAY TV has been given by the Brazilian telecommunications regulator, ANATEL, at which point the shares will be transferred to the purchaser and the funds will be released to Empresa de Infovias S.A. and the other sellers.  For additional information on the sale of WAY TV, see “Item 4. Information on the Company – Other Businesses – Telecommunications, Internet and Cable Television.”

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

We also have a 100% interest in CEMIG Trading S.A. which was organized to conduct specific projects in the electric energy sector and has not yet commenced operations. Our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 include the financial results of CEMIG and all of our subsidiaries (operational and pre-operational) described above.  Central Termelétrica de Cogeração S.A. and Central Hidrelétrica Pai Joaquim S.A. were not consolidated in 2004 because they were jointly controlled and became wholly owned in 2005. Additionally, Gasmig was not consolidated for the years ended December 31, 2006 and 2005. In 2004, we entered into a Shareholders’ Agreement with Petrobras and Gaspetro in connection with the sale of 40% of our equity interest in Gasmig. Gasmig’s revenues and expenses were included in our consolidated Statement of Income up to December 15, 2004. Gasmig’s assets and liabilities are not included in our consolidated financial statements as of December 31, 2004, December 31, 2005 and December 31, 2006.  See Notes 2 and 9 to our consolidated financial statements. As of December 31, 2006, we had the following unconsolidated investments:

•                                          Rio Minas Energia Participações S.A. (“RME”) (25.0% interest).  RME is the controlling shareholder of the Light group, with a 54.17% interest in its total registered capital (79.39% as of December 31, 2006). The main holdings of the Light group are as follows: Light Energia, which is engaged in the generation of electricity, Light SESA, which is engaged in the distribution of electricity, and Light Esco Ltda., which is engaged in energy trading.

•                                          Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) (jointly controlled, 17.51% interest).  ETEP is the holder of a public service electricity transmission concession for the transmission line originating at the Tucuruí Substation and ending at the Vila do Conde Substation in the State of Pará. We acquired our interest in ETEP in August 2006.

•                                          Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled, 18.35% interest).  ENTE is the holder of a public service electricity transmission concession for two 500-kV transmission lines, the first from the Tucuruí Substation to the Marabá Substation in the State of Pará, and the second from the Marabá Station to the Açailândia Substation in the State of Maranhão. We acquired our interest in ENTE in August 2006.

•                                          Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled, 18.35% interest).  ERTE is the holder of a public service electricity transmission concession for the 230-kV transmission line from the Vila do Conde Substation to the Santa Maria Substation in the State of Pará. We acquired our interest in ERTE in August 2006.

•                                          Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled, 14.94% interest).  EATE is the holder of the public service electricity transmission concession for the 500-kV transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. We acquired our interest in EATE in August 2006.

•                                          Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled, 7.50% interest).  ECTE is the holder of the public service electricity transmission service concession for the 525-kV transmission line from the Campos Novos Substation to the Blumenau Substation in the State of Santa Catarina. We acquired our interest in ECTE in August 2006.

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

•                                          Consórcio AHE Baguari (34% interest). Consórcio AHE Baguari was formed to build, operate and maintain the Baguari Hydroelectric Plant, in the Rio Doce River basin, in the State of Minas Gerais, in the municipalities of Fernandes Tourinho, Governador Valadares, Periquito, Alpercata and Sobrália.

•                                          Hidrelétrica Cachoeirão S.A. (49% interest). Hidrelétrica Cachoeirão S.A.’s purpose is the construction of the Cachoeirão Small Hydro Plant and the generation and sale of electricity. The plant is on the Manhuaçu River, in the municipality of Pocrane, in the State of Minas Gerais.

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

SFAS No. 71 requires rate-regulated public utilities such as CEMIG to record certain costs and credits allowed in the rate-setting process in different periods than for non-regulated entities. These costs and credits are deferred as regulatory assets and are recognized in the consolidated statement of operations at the time they are reflected in rates. Accordingly, we capitalize allowable incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is realized when we collect the related costs through billings to consumers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. We evaluate and revise the accounting for our regulatory assets on an ongoing basis as new regulatory orders are properly issued and account for our activities under SFAS No. 71. As we recognize regulatory assets in accordance with rulings of the regulatory authorities of the Federal.

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

Employee post-retirement benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established post-retirement health and dental care plans and pay life insurance premiums. We account for these benefits in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions.”  We have applied SFAS 132(R) ”Employers Disclosures about Pensions and Other Post-retirement Benefits” to disclose information about pension plans and other post-retirement benefit plans and we also have implemented SFAS No. 158 “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006.

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

We continuously monitor collections and payments from consumers and review and refine our estimation process. A future change in our estimates could result in an increase in the allowance for doubtful accounts which could have a material adverse impact on our operating results and financial condition.

Recently Issued U.S. GAAP Pronouncements

FIN 48  - Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”, that prescribes a recognition threshold and measurement attribute for the financial statement of a tax position taken or expected. This interpretation will result in increased relevance and comparability in financial reporting of income taxes because all tax positions accounted for in accordance with FASB Statement 109, Accounting for Income Taxes, will be evaluated for recognition, derecognition, and measurement using consistent criteria. This interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted. CEMIG is evaluating the potential impacts of this interpretation on its consolidated financial statements.

SFAS.157 - Fair Value Measurements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, that establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements and will change some current practices because of the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. This statement applies to derivatives and other financial instruments measured at fair value under Statement 133 at initial recognition and in all subsequent periods and should provide users of financial statements with information that is useful in making investment, credit, and similar decisions. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. CEMIG is evaluating the potential impacts of this interpretation on its consolidated financial statements.

SFAS 159 - The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply this statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of this statement but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption.  CEMIG is evaluating the potential impacts of this interpretation on its consolidated financial statements.

Staff Accounting Bulletin No. 108 - Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (Topic 1N) “Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality in the current period. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. Historically, we used the “rollover” method. Under this method we quantified our financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of prior-year misstatements to be material to our financial statements. SAB 108 now requires that we must consider both the rollover and iron curtain methods (“dual method”) when quantifying misstatements in the financial statements.

The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s origination. Upon adoption, SAB 108 permits adjustments for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method.

The SAB 108 adjustment affects the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. The adoption of SAB 108 resulted in a cumulative effect adjustment of R$133 million, net of taxes, to the opening balance of unapropriated retained earnings. See Note 2 to our consolidated financial statements.

The cumulative effect adjustment was required to correct an error relating to the accounting for certain administrative costs which were improperly capitalized as property, plant and equipment in periods prior to 2005. This adjustment was not deemed to be material, both quantitatively and qualitatively, prior to the adoption of SAB 108, using the rollover method.

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

	Year ended December 31,
	2006	2005	2004
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	123.62	121.42	154.51
Residential rate	488.04	463.04	405.00
Commercial rate	429.50	401.17	355.10
Rural rate	260.58	243.69	213.98
Public services rate and others	288.82	270.01	236.99

Total sales to final consumers (GWh)
Industrial consumers	23,759	23,472	22,969
Residential consumers	6,647	6,589	6,526
Commercial consumers	3,851	3,754	3,537
Rural consumers	1,938	1,941	1,846
Public services and other consumers	2,666	2,574	2,498

Average rate (R$/MWh)	236.61	223.72	225.68
Total revenues (millions of R$)	9,319	8,708	8,541
Sales to distributors:
Volume (GWh)	10,914	1,255	364
Average rate (R$/MWh)	63.86	90.84	68.68
Total revenues (millions of R$)(1)	697	114	24
Electricity Purchases from Itaipu:
Volume (GWh)	12,109	12,144	11,936
Average cost (R$/MWh)	67.88	67.93	93.50
Total cost (millions of R$)	822	825	1,116

(1)             Does not include R$187 million, R$123 million and R$12 million relating to energy transactions on the CCEE during 2006, 2005 and 2004, respectively.

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

The difference between the revenue under the 31.53% rate adjustment and the revenue that would have been earned based on the 44.41% rate adjustment was recorded by CEMIG as a deferred regulatory asset of R$919 million as of December 31, 2006, including monetary variation and accrued interest at a rate of 11.26%, to be recovered through the annual readjustments until 2007. See Note 4 to our consolidated financial statements.

ANEEL issued Resolution No. 446 on April 3, 2007, which established our average annual rate adjustment of 9.43%. The components of this increase were as follows: (i) 3.42% due to the Rate Adjustment Index (Índice de Reajuste Tarifário), or IRT; (ii) 0.48% due to intra-annual variation of fixed costs, or CVA; (iii)  3.26% due to increases in the Programa de Formação do Patrimônio do Servidor (a fund for the benefit of public employees), or PASEP, and the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, taxes; (iv) 1.47% due to revenue which we did not earn in 2004 as a result of the re-issuing of Resolution No. 83 on May 24, 2004, which reduced our rates; and (v) 0.80% due to other financial adjustments.  The last three average annual readjustments with their respective components were as follows:

	2007	2006	2005	2004

Average annual rate adjustment	9.43%	16.19%	23.88%	19.13%

Components
Rate adjustment index	3.42%	5.31%	6.68%	7.59%

Deferred regulatory asset	0%	5.82%	5.72%	2.53%

Intra-annual variation of fixed costs (CVA)	0.48%	1.24%	7.35%	8.88%

Increases in the Programa de Formação do Patrimônio do Servidor (a found for the benefit of public employees), or PASEP, and the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, taxes	3.26%	1.81%	2.49%	—

Revenue we did not achieve in 2004 as a result of the re-issuing of Resolution No. 83 on may 24, 2004, which reduced our rates	1.47%	1.45%	1.60%	—

Other financial adjustments	0.80%	0.56%	0.05%	0.14%

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

Impact of Our Account Receivable from the State Government

As described further in “Additional Information—Material Contracts”, we have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,540 million as of January 27, 2006, the date of transfer of the CRC credits into a Receivables Investment Fund – FIDC. Our liquidity and net income are affected by payments made by the State Government in connection with the CRC Account. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. The CRC Account Agreement has been amended four times, as described below.

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

Given the prior default by the State Government in the payment of amounts due under the CRC Account Agreement since  2001, and in order to ensure the full payment to us of the installments due by the State Government under the CRC Account balance, the Fourth Amendment to the CRC Account Agreement was signed on January 23, 2006. Under the Fourth Amendment, the State Government irrevocably agreed to pay the outstanding CRC Account balance, corresponding to R$2,942 million at December 31, 2004, plus interest, by authorizing CEMIG to retain 65% of the ordinary dividends and interest on capital due to the State Government. The outstanding balance is subject to monetary correction for inflation by the variation in the IGP-DI inflation index and will bear interest at 8.18% per year, compounded semi-annually.

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

A fifth amendment to the CRC Account is currently being considered, to adjust the outstanding balance of the CRC Agreement in accordance with a provision in the Fourth Amendment in which the parties recognized that there was a disagreement regarding the outstanding balance of the CRC Agreement at December 31, 2004. The State of Minas Gerais and CEMIG have reached an agreement that the correct value of the outstanding balance of the CRC Account as of December 31, 2004 is R$2,839 million. CEMIG and the State of Minas Gerais are ready to sign the Fifth Amendment to the CRC Agreement, but must wait for approval by the Cemig CRC Account Securitization Fund (Cemig—Fundo de Investimento em Direitos Creditorios Conta CRC), or FIDC, to which the CRC Account receivables were transferred in January 2006.

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

In January 2006, we created the Cemig CRC Account Securitization Fund (Cemig—Fundo de Investimento em Direitos Creditorios Conta CRC), or the FIDC. We assigned all our receivables under the CRC Account Agreement to the FIDC. The present value of the CRC Account receivables transferred to the FIDC was R$1,659 million, as of January 27, 2006 and the capital structure of the FIDC is composed of R$900 million of senior quotas held by third parties and approximately R$759 million of subordinated quotas held by us.  The FIDC is fully consolidated by us and the senior quotas are recorded as long-term financing.

The Company has recorded a reversal provision for losses on the CRC Account receivable under the Fourth Amendment of the CRC Account Agreement in the amount of R$99 million and R$223 million in 2006 and 2005, respectively. Our estimate of future net income to calculate such provision did not take into account the new asset acquisitions foreseen in our long-term strategic plan.

For additional information regarding the FIDC, see “Additional Information—Material Contracts”.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. Although our electricity purchases from Itaipu are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. However, we have foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation.  We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2006, we used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2006, we had entered into swap agreements in the notional amount of US109.1 million and, with respect to the Japanese yen, in the amount of ¥3,879 million (equivalent to US$32.5 million), in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar and Japanese yen variations to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Certificates of Deposit) rate, or CDI. See Notes 2(d), 13, 20, 22 and 23 to our consolidated financial statements.

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

Following the unbundling of CEMIG’s operations, ANEEL determined that CEMIG, Cemig Distribution and Cemig Generation and Transmission must prepare a formal ‘cooperation agreement’ and submit it for approval by ANEEL. This agreement is to govern common use of human or physical resources when they are shared by the concession holders and the division and reimbursement of costs incurred by each company.

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

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net operating revenues

Net operating revenues increased 15.0% from R$7,513 million in 2005 to R$8,640 million in 2006.

	2006	% of net operating revenues	2005	% of net operating revenues	2006 versus 2005 - %
	(in millions)		(in millions)
Electricity sales to final consumers	R$ 9,319	107.9	R$ 8,708	115.8	7.0

Regulatory extraordinary rate adjustment	1	—	8	0.1	(87.5)

Deferred rate adjustment	—	—	110	1.5	(100.0)

Electricity sales to the interconnected power system	884	10.2	237	3.2	273.0

Use of basic transmission and distribution networks	1,780	20.6	1,523	20.3	16.9

Other operating revenues	199	2.3	168	2.2	18.5

Tax on revenues	(3,543)	(41.0)	(3,241)	(43.1)	9.3

Total net operating revenues	R$ 8,640	100	R$ 7,513	100.0	15.0

Revenues from electricity sales to final consumers increased 7.0% from R$8,708 million in 2005 to R$9,319 million in 2006 due to rate adjustments of 20.7% in April 2005 (full effect in 2006) and 7.1% in April 2006 and a 1.4% increase in the volume of our electricity sales to final consumers in 2006. The TUSD charges related to the use of the local distribution network of the Free Consumers, which began to be charged separately in 2004 and recorded under the item “Use of basic transmission and distribution networks”, were R$1,261 million in 2006 compared to R$1,058 million in 2005. This increase was due to a shift in certain industrial consumers to the category of Free Consumers in 2006. Electricity sales to final customers and the TUSD revenues together increased 8.3% in 2006 compared to 2005.

We recorded revenue relating to the regulatory extraordinary rate adjustment in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final consumers, and in accordance with EITF Issue No. 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” which establishes a 24-month limit for the recovery of revenue losses incurred during the Electricity Rationing Plan. See Note 4 to our consolidated financial statements.

Revenues related to the deferred rate adjustment were R$110 million in 2005. ANEEL Resolution No. 71, dated April 4, 2005, disclosed the results of CEMIG’s periodic rate review. According to this resolution, the rate adjustment to be applied to CEMIG’s rates beginning on April 8, 2003 was 44.4%, instead of the 31.5% previously applied. The difference is being included by ANEEL in our rate adjustments. The deferred rate adjustment recorded in 2005 represents the difference between the tariff adjustment that CEMIG is entitled to and the rate previously applied.  See Note 4 to our consolidated financial statements.

Electricity sales to the interconnected power system were R$884 million in 2006, a 273.0% increase compared to R$237 million in 2005. This increase was primarily due to the sale of energy by Cemig Generation and Transmission to other distributors in 2006 as a result of the energy auction. In 2005, a substantial portion of the sale of energy by Cemig Generation and Transmission was to Cemig Distribution and was thus eliminated as inter-company transactions in the consolidated financial statements of CEMIG.

Income from the use of the basic transmission network increased R$257 million, or 16.9%, from R$1,523 million in 2005 to R$1,780 million in 2006.  This increase was primarily due to the higher TUSD revenues of Cemig Distribution, which totaled R$1,261 million in 2006 compared to R$1,058 million in 2005, resulting from the charges paid by Free Consumers for the power sold by Cemig Generation and Transmission.  In addition, there was an increase in revenues related to use of the facilities that are part of CEMIG’s basic transmission network by electric power generators and distributors that comprise the national grid, in the amount of R$417 million in 2006 compared to R$403 million in 2005.

Other operating revenues increased 18.5%, from R$168 million in 2005 to R$199 million in 2006. The variation in our other operating revenues in 2006 is primarily due to an increase in telecommunications and cable TV services revenues which was R$121 million in 2006 compared to R$92 million in 2005.

Taxes on revenues increased 9.3% to R$3,543 million in 2006, compared to R$3,241 million in 2005, as a result of the increase in our electricity sales to final consumers (including TUSD revenue) in 2006 as compared to 2005. Taxes on revenues consist of:  (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.65%. Through the end of 2005, the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a charge established in 2002 that was prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages, was also assessed. Due to the high reservoir levels of Brazilian hydroelectric plants in 2006, such charge was eliminated beginning in 2006. See Notes 14 and 18 to our consolidated financial statements.

Operating costs and expenses

Operating costs and expenses increased 27.1% to R$7,867 million in 2006 from R$6,189 million in 2005. This increase was principally due to increases in our electricity purchased for resale, personnel expenses and our provision for loss on deferred regulatory assets and an expense recorded in 2006 related to a regulatory liability – special obligations.

	2006	% of net operating revenues	2005	% of net operating revenues	2006 versus 2005 - %
	(in millions)		(in millions)

Electricity purchased for resale	R$ (1,907)	(22.1)	R$ (1,455)	(19.4)	31.1

Use of basic transmission and distribution networks	(687)	(8.0)	(709)	(9.4)	(3.1)

Depreciation and amortization	(810)	(9.4)	(669)	(8.9)	21.1

Personnel	(1,046)	(12.1)	(779)	(10.4)	34.3

Regulatory charges	(1,031)	(11.9)	(983)	(13.1)	4.9

Regulatory liability – special liabilities	(1,057)	(12.2)	—	—	—

Third-party services	(475)	(5.5)	(420)	(5.6)	13.1

Employee post-retirement benefits	(245)	(2.8)	(257)	(3.4)	(4.7)

Materials and supplies	(116)	(1.3)	(95)	(1.3)	22.1

Provision for loss on deferred regulatory assets	(49)	(0.6)	(183)	(2.4)	(73.2)

Employees profit sharing	(210)	(2.4)	(260)	(3.5)	(19.2)

Other	(234)	(2.7)	(379)	(5.0)	(38.3)

Total operating costs and expenses	R$ (7,867)	(91.0)	R$ (6,189)	(82.4)	27.1

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás. We are required under applicable regulations to purchase 17.0% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the

CCEE, Furnas and through competitive biddings. Electricity purchased for resale increased 31.1% to R$1,907 million in 2006 from R$1,455 million in 2005. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”. See Note 19 to our consolidated financial statements.

Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the basic transmission network are fixed costs, which decreased 3.1% from R$709 million in 2005 to R$687 million in 2006. The amount reported in the income statement refers to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”.

Depreciation and amortization expense increased 21.1% from R$669 million in 2005 to R$810 million in 2006. This increase was primarily due to depreciable assets in service in 2006 in the amount of R$23,699 million, compared to R$18,875 million in 2005.

Personnel expense increased 34.3% from R$779 million in 2005 to R$1,046 million in 2006. This variation was due to the following factors: (i) a 7.6% salary increase granted to CEMIG’s employees in November 2005 (full effect in 2006) and a 4.0% salary increase granted in November 2006; (ii) a R$178 million expense recorded in 2006 for an upfront payment to employees in exchange for their relinquishment of future benefits for time of service; (iii) an increase of 3.8% in the number of employees of CEMIG and its subsidiaries Cemig Generation and Transmission and Cemig Distribution, and (iv) an increase in fixed personnel costs from R$92 million in 2005 to R$158 million in 2006 due to work on the “Luz Para Todos” program.

Regulatory charges increased 4.9% from R$983 million in 2005 to R$1,031 million in 2006, primarily due to the increase of R$90 million in the fuel usage quota. The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system. The amounts reported in the income statement related to regulatory charges refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”.

We recorded an expense in 2006, in the amount of R$1,057 million, related to special obligations, which are resources obtained by us from consumer contributions, federal budget allocations, as well as federal, state and municipal funds, and special credits relating to investments made in projects linked to the concession. The resources represent either infrastructure assets or cash to fund the acquisition and/or construction of such assets usually to obtain connection to our distribution network or to extend the existing network. For regulatory purposes, the depreciation of these assets was included in the tariff rate setting process and the corresponding liability was recorded for the amount of the total contributions. Under U.S. GAAP, the contributions were considered reimbursements of construction costs and credited against the cost of the related fixed assets. On October 31, 2006, ANEEL issued a new regulation which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other items, that beginning on the date of the next respective tariff revision, the special obligations will be amortized as a reduction of net allowable costs over future periods, thereby reducing tariffs. Consequently, in accordance with SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”, the special obligations became a regulatory liability as a result to this new regulation. Therefore, we recorded an expense in the 2006 statement of operations, with an offset to deferred regulatory liabilities. See more information on Note 4, item “f” to our consolidated financial statements.

Third-party services expense increased 13.1% from R$420 million in 2005 to R$475 million in 2006. The increase was due to higher costs in 2006 related to meter reading, delivery of bills to consumers, maintenance and conservation of vehicles and contracted labor.

Employee post-retirement benefits expenses decreased 4.7% from R$257 million in 2005 to R$245 million in 2006 due to the reduction in payments for our Defined Contribution Plan from R$68 million in 2005 to R$53 million in 2006. See Note 15 to our consolidated financial statements.

We recorded a provision for losses on deferred regulatory assets of R$49 million in 2006 compared to R$183 million in 2005. The provision recorded is related to the amounts that CEMIG receives from other distribution companies in connection with energy transactions on the CCEE/MAE during the Electricity Rationing Plan. These distribution companies have a limited time, as stipulated by ANEEL, to transfer the amounts owed to us. See Note 4 to our consolidated financial statements.

Employees profit sharing decreased 19.2% from R$260 million in 2005 to R$210 million in 2006. This decrease is a result of a lower payment amount established under the collective labor agreements entered into by CEMIG and the labor unions in November 2006.

Other expenses decreased 38.3% from R$379 million in 2005 to R$234 million in 2006. The decrease in other expenses was primarily due to the reversal of provisions of R$97 million in 2006 compared to provisions recorded in 2005 of R$31 million, related to labor claims and civil lawsuits. See Note 19 to our consolidated financial statements.

Operating income

As a result of the foregoing, we had operating income of R$773 million in 2006, compared to operating income of R$1,324 million in 2005.

Financial income, net

Financial income net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had net financial income of R$335 million in 2006 compared to net financial income of R$754 million in 2005, principally due to a R$99 million reversal provision for losses on accrued interest on our account receivable from the State Government in 2006 compared to a reversal provision of R$223 million in 2005 due to the execution of the Fourth Amendment to the CRC Account Agreement mentioned in Note 3 to our consolidated financial statements. Additionally, there was an increase of 61.3% in the charges on loans and financings from R$328 million in 2005 to R$529 million in 2006, due mainly to the increase in our debt in 2006 compared to 2005.

Non-Operating income

We had non-operating income of R$91 million in 2006 compared to non-operating income of R$29 million in 2005. The non-operating income recorded in 2006 is related to our equity investment in RME and other jointly controlled companies. See Note 9 to our consolidated financial statements.

Income taxes

Income taxes were an expense of R$497 million on pre-tax income of R$1,199 million in 2006, compared to an expense of R$300 million on pre-tax income of R$2,107 million in 2005. The main difference between income tax calculated at the statutory rate and the income tax expense recorded is the tax benefit mainly due to interest and monetary variation on our provision for losses on our account receivable from the State Government. See Note 5 to our consolidated financial statements.

Net income

As a result of the foregoing, we had a net income of R$702 million in 2006 compared to net income of R$1,809 million in 2005.

Other comprehensive income (loss)

Other comprehensive income was R$140 million in 2006 compared to other comprehensive income of R$25 million in 2005. This variation was due to a reduction in the additional minimum liability related to post-retirement benefits in 2006, as a result of a higher increase in plan assets compared to the increase in the projected benefit obligation.

Comprehensive income

As a result of the factors stated above, comprehensive income was R$842 million in 2006 compared to R$1,834 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net operating revenues

Net operating revenues increased 0.5% from R$7,479 million in 2004 to R$7,513 million in 2005.

	2005	% of net operating revenues	2004	% of net operating revenues	2005 versus 2004 - %
	(in millions)		(in millions)

Electricity sales to final consumers	R$ 8,708	115.8	R$ 8,541	114.2	2.0

Regulatory extraordinary rate adjustment	8	0.1	89	1.2	(91.0)

Deferred rate adjustment	110	1.5	640	8.5	(82.8)

Electricity sales to the interconnected power system	237	3.2	36	0.5	558.3

Use of basic transmission and distribution networks	1,523	20.3	245	3.3	521.6

Other operating revenues	168	2.2	536	7.2	(68.7)

Tax on revenues	(3,241)	(43.1)	(2,608)	(34.9)	24.3

Total net operating revenues	R$ 7,513	100.0	R$ 7,479	100.0	0.5

Although there were rate adjustments of 14.0% in April 2004 (full effect in 2005) and 20.7% in April 2005 and a 2.6% increase in the volume of our electricity sales to final consumers in 2005, revenues from electricity sales to final consumers increased only 2.0%. A significant number of industrial consumers were moved to the category of Free Consumers beginning in January 2005. As a result, the TUSD charges related to the use of the local distribution network of the Free Consumers began to be charged separately and recorded under the item “Use of basic transmission and distribution networks” in the amount of R$1,058 million in 2005. In 2004, TUSD was included in the total revenues from electricity sales to final customers. Based on the total of the TUSD revenues and the revenues from the electricity sales to final customers, total revenues increased 16.0% in 2005 compared to 2004.

We recorded revenue relating to the regulatory extraordinary rate adjustment in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final consumers, and in accordance with EITF Issue No. 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” which establishes a 24-month limit for the recovery of revenue losses incurred during the Electricity Rationing Plan. See Note 4 to our consolidated financial statements.

Revenues related to the deferred rate adjustment were R$110 million and R$640 million in 2005 and 2004, respectively. ANEEL Resolution No. 71, dated April 4, 2005, disclosed the results of CEMIG’s periodic rate review. According to this resolution, the rate adjustment to be applied to CEMIG’s rates beginning on April 8, 2003 was 44.4%, instead of the 31.5% previously applied. The difference will be included by ANEEL in future rate adjustments. The amounts recorded represent the difference between the tariff adjustment that CEMIG is entitled to and the rate previously applied. The higher amount recorded in 2004 represents the difference that occurred in the period between April 2003 to December 2004. See Note 4 to our consolidated financial statements.

Electricity sales to the interconnected power system were R$237 million in 2005, a 558.3% increase compared to R$36 million in 2004. This increase resulted primarily from the sale of power surplus by Cemig Distribution on the spot market in 2005.

Income from the use of the basic transmission network increased R$1,278 million, or 521.6%, from R$245 million in 2004 to R$1,523 million in 2005. This increase was primarily due to the TUSD revenues of Cemig Distribution, which totaled R$1,058 million in 2005, resulting from the charges paid by Free Consumers for the power sold by Cemig Generation and Transmission. As noted above, the TUSD had been included in the power supply tariff of Final Consumers until 2004. The balance of this item also includes income from the use of the facilities that are part of CEMIG’s basic transmission network by electric power generators and distributors that comprise the national grid, in the amount of R$403 million in 2005 compared to R$243 million in 2004.

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

Taxes on revenues increased 24.3% to R$3,241 million in 2005, compared to R$2,608 million in 2004, as a result of the increase in our electricity sales to final consumers (including TUSD revenue) in 2005 as compared to 2004. Taxes on revenues consist of:  (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; (iii) PASEP, assessed at a rate of 1.65%; and (iv) the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a charge established in 2002 that is prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages. See Note 18 to our consolidated financial statements.

Operating costs and expenses

Operating costs and expenses increased 13.2% to R$6,189 million in 2005 from R$5,466 million in 2004. This increase was principally due to an increase in regulatory charges in 2005, increased use of the basic transmission network and a provision for a loss on deferred regulatory assets.

	2005	% of net operating revenues	2004	% of net operating revenues	2005 versus 2004 - %
	(in millions)		(in millions)

Electricity purchased for resale	R$ (1,455)	(19.4)	R$ (1,370)	(18.3)	6.2

Natural gas purchased for resale	—	—	(268)	(3.6)	—

Use of basic transmission and distribution networks	(709)	(9.4)	(538)	(7.2)	31.8

Depreciation and amortization	(669)	(8.9)	(677)	(9.0)	(1.3)

Personnel	(779)	(10.4)	(788)	(10.5)	(1.1)

Regulatory charges	(983)	(13.1)	(861)	(11.5)	14.2

Third-party services	(420)	(5.6)	(329)	(4.5)	27.7

Employee post-retirement benefits	(257)	(3.4)	(153)	(2.0)	68.0

Materials and supplies	(95)	(1.3)	(83)	(1.2)	14.4

Provision for loss on deferred regulatory assets	(183)	(2.4)	(9)	(0.1)	1,933.3

Employees profit sharing	(260)	(3.5)	(110)	(1.5)	136.4

Other	(379)	(5.0)	(280)	(3.7)	35.4

Total operating costs and expenses	R$ (6,189)	(82.4)	R$ (5,466)	(73.1)	13.2

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás. We are required under applicable regulations to purchase 17.0% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE, Furnas and through competitive biddings. Electricity purchased for resale increased 6.2% to R$1,455 million in 2005 from R$1,370 million in 2004. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”. See Note 19 to our consolidated financial statements.

Natural gas purchased for resale was R$268 million in 2004. We consolidated Gasmig’s revenues for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40.00% equity interest in Gasmig to Petrobras. In 2005, we accounted for our investment in Gasmig using the equity method and therefore we did not consolidate its revenues and expenses in 2005.

Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the basic transmission network are fixed costs that represented a 31.8% increase from R$538 million in 2004 to R$709 million in 2005. The amount reported in the income statement refers to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”.

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

Regulatory charges increased 14.2% from R$861 million in 2004 to R$983 million in 2005, primarily due to the increase of R$124 million in the fuel usage quota. The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system. The amounts reported in the income statement related to regulatory charges refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”.

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

We recorded a provision for losses of R$183 million in 2005 compared to a provision for losses on deferred regulatory assets of R$9 million in 2004. The provision recorded in 2005 is related to the amounts that CEMIG receives from other distribution companies in connection with energy transactions on the CCEE/MAE during the Electricity Rationing Plan. These distribution companies have a limited time, as stipulated by ANEEL, to transfer the amounts owed to us. The provision recorded in 2005 is based on a study we prepared to determine whether the time stipulated for the distribution companies to carry out the transfer would be enough time for the recovery of the amounts due. See Note 4 to our consolidated financial statements.

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

Financial income, net

Financial income, net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had net financial income of R$754 million in 2005 compared to net financial income of R$350 million in 2004, principally due to a R$223 million reversal provision for losses on accrued interest on our account receivable from the State Government in 2005 compared to a provision of R$326 million in 2004  which was recorded on accrued interest on this receivable due to the execution of the Fourth Amendment to the CRC Account Agreement mentioned in Note 3 to our consolidated financial statements.

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

Other comprehensive income (loss)

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

Cash and cash equivalents

Cash and cash equivalents as of December 31, 2006 were R$1,108 million compared to R$1,349 million as of December 31, 2005 and R$916 million as of December 31, 2004. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2006.

Cash flow from operating activities

Net cash provided by operating activities in 2006, 2005 and 2004 totaled R$2,286 million, R$1,775 million and R$1,498 million, respectively. The increase in cash provided by operating activities in 2006 compared to 2005 was due mainly to higher amounts received related to deferred regulatory assets and the increase in 2005 compared to 2004 was due primarily to the financial settlement of the CCEE transactions in 2004. Significant non-cash items affecting earnings included depreciation and amortization expense as a result of our on-going capital improvements projects, recognition of deferred regulatory assets, the effects of monetary variation and exchange rate variations and a partial reversal of the provision for loss on the receivable under the CRC Account Agreement.

Cash flow from investing activities

Net cash used in investing activities during 2006, 2005 and 2004 amounted to R$2,086 million, R$1,548 million and R$910 million, respectively, principally relating to the acquisition of property, plant and equipment and the modernization of existing generation, transmission and distribution facilities, as well as the acquisition of an interest in Light and transmission companies in 2006. Investments in affiliates amounted to R$568 million, R$32 million and R$10 million in 2006, 2005 and 2004, respectively. Capital expenditures from the acquisition of property, plant and equipment amounted to R$1,328 million, R$1,511 million and

R$1,061 million in 2006, 2005 and 2004, respectively. See “Item 4. Information on the Company—Capital Expenditures” for more detail regarding how these capital expenditures were applied by us.

Cash flow from financing activities

Net cash used by financing activities during 2006 was R$441 million, comprised of the repayment of R$1,817 million of real and foreign currency-denominated long-term financing and the payment of R$2,072 million in dividends and interest on capital, partially offset by R$2,248 million and R$1,200 million in proceeds from long-term financings and short-term loans, respectively.

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

Our indebtedness from loans, financings and debentures as of December 31, 2006 was R$6,524 million, composed of R$5,833 million of long-term debt and R$691 million of the current portion of long-term debt. This compares with indebtedness from loans, financings and debentures as of December 31, 2005 of R$4,826 million, composed of R$3,841 million of long-term debt and R$985 million of the current portion of long-term debt. Of our long-term debt (including the current portion) at December 31, 2006, R$661 million was denominated in foreign currencies (R$554 million of which was U.S. dollar-denominated) and R$5,863 million was denominated in reais. Of our total indebtedness from loans, financings and debentures of R$6,524 million as of December 31, 2006, R$5,876 million is subject to variable interest rates. See Notes 13 and 22 to our consolidated financial statements.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios, one of which has been waived by the relevant creditor. These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil. These and other covenants could limit our ability to support our liquidity and capital requirements. See “Item 13—Defaults, Dividend Arrearages and Delinquencies—Restrictive Covenants”.

Given the current portion of our financings in the amount of R$691 million due in 2007, we need funds in the short term to pay and refinance these obligations. For this reason, we are refinancing our debt in 2007 to lengthen maturities. We plan to raise approximately R$600 million in 2007, which will be used not only to repay debt but also to finance the capital expenditure. We cannot assure you that we will successfully consummate this refinancing.

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

We currently plan to make capital expenditures aggregating approximately R$1,148 million in 2007. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity. In 2006, we funded our capital expenditures and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and meet our other liquidity requirements in 2007 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

Tabular Disclosure of Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2006, about our contractual obligations and commitments in millions of reais.

	2007	2008	2009	2010	2011	2012	2013 and beyond	Total

Long-Term debt (1)	691	547	869	658	756	911	2,092	6,524
Derivative financial instruments (“swaps”)	103	15	36	9	8	8	8	187
Purchase of Electricity from Itaipu for resale (2)	1,216	1,021	1,070	1,103	1,115	1,159	499	7,183
Transportation of Electric Power from Itaipu (2)	78	82	85	89	93	97	42	566
Baguari hydroelectric power plant(3)	56	76	31	4	—	—	—	167
Aimorés hydroelectric power plant (3)	33	4	—	—	—	—	—	37
Três Marias hydroelectric power plant (3)	25	3	—	—	—	—	—	28
“Luz para todos” (Light for All) Program	204	—	—	—	—	—	—	204
Cresce Minas I	176	438	107	—	—	—	—	721
Sales Management System I	77	41	16	—	—	—	—	134
Furnas-Pimenta Transmission Line	14	2	—	—	—	—	—	16
Pension Plan Debt - Forluz	120	89	94	96	87	85	746	1,317
Purchase of Energy — Spot Market	748	1,023	1,261	1,533	1,662	1,742	4,415	12,384
Total	3,541	3,341	3,569	3,492	3,721	4,002	7,802	29,468

(1)              In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. These amounts do not include interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$664 million in interest payments on debt in 2007. Interest payments on debt for years following 2007 have not been estimated since they are subject to future variations in variable interest rates and foreign currency exchange rates,  We do not believe projections of interest payments and payments under interest rate swap agreements would be meaningful.

(2)              Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2006.

(3)              Contractual obligations with contractors.

Research and Development

We are engaged in projects that explore technological advances not only in electric power systems but in all energy-related fields such as the development of the usage of alternative energy sources, environmental control and power system performance and safety optimization.

In 2006, we spent approximately R$33 million on research and development, including transfers to Fundo Nacional de Desenvolvimento Cientifico e Tecnológico—FNDCT (a federal research and development fund). During the years ended December 31, 2006, 2005 and 2004, we spent an aggregate of approximately R$50 million on research and development, and we transferred a similar amount to FNDCT during that time. We expect to spend a total of approximately R$56 million on research and development in 2007. We conduct these efforts in accordance with Federal Law No. 9,991, which requires Brazilian power utilities to spend at least 1% of their net income on research and development projects (including transfers to FNDCT), as well as in accordance with our strategic corporate plans.

Some of the research and development programs as well as energy efficiency programs related to 2006 and previous fiscal years have not yet been concluded by us. These delays have been caused by the time spent by ANEEL on the approval of the programs and for establishment of partnerships and development of the projects by the partners. In accordance with ANEEL instructions CEMIG recorded a liability in 2006 for future expenditures in research and development programs and energy efficiency programs in the amount of R$85 million relating to amounts that had already been included in the determination of our tariffs in 2006.

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

In view of the importance of technology with respect to our business strategy, the annual increase in funds allocated by CEMIG to technological research and development, and the need to maximize results achieved through these initiatives, we implemented the Strategic Technology Management Center (Centro de Gestão Estratégica de Tecnologia — CGET), an independent nonprofit entity whose partners are subsidiaries of CEMIG. Its mission is “to promote research and development on technological innovations, with a goal of increasing the competitiveness in the power industry in the state of Minas Gerais, fostering sustainable regional development”.

Trends

The purchase of energy from the Itaipu power plant and our generation resources were sufficient to meet almost 73.2% of our own load and our sale contracts in 2006. To complement our remaining energy needs (26.8%) in 2006, we bought energy under “Bilateral Contracts”, through contracts with other participants in the CCEE, and through contracts in the Regulated Contracting Environment (ACR).   For more details about the energy purchased and sold in the ACR, see “Item 10. Additional Information—Material Contracts—Electricity Sale Contracts in the Regulated Environment (CCEARs).”

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

With respect to expansion, the most significant trend relates to universalization of client service. Utilities are currently required to provide service to all clients according to a schedule settled by ANEEL. The legislation establishes that financing for universalization of the services will come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR. According to the Luz Para Todos Program launched by the MME and Eletrobrás for the universalization of electric services in rural areas, 22% of the necessary funds will come from CDE, 18.6% from RGR, 9.8% from the State Government and the remaining 49.6% will come from CEMIG.

An important projects that CEMIG invests in is the Minas PCH Program. This project aims to build hundreds of small hydroelectric power plants in the State of Minas Gerais, and will guarantee a diversified and higher energy supply for the growth of the regional economy.

Another highlight in new investment in distribution is the Cresce Minas program. This program will run from 2006 to December 2008 and will provide infrastructure and improvements to the electricity distribution system throughout Minas Gerais to improve the quality of electricity supply and adapt it to the new conditions of the market.

 With respect to energy supply, we expect the current capacity and favorable reservoir levels to prevail in the near term.  However, there are concerns about supply conditions in the mid term, since Brazil’s production and importing of natural gas is not sufficient to meet all the consumption of thermal units in the case of a severe drought. Investment in new generating capacity is one of the major concerns of the Federal Government and it is expected that the new regulatory framework will encourage investment in new generation capacity.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração), which consists of 14 directors, with each director having a corresponding alternate, and our Board of Executive Officers (Diretoria), which consists of eight executive officers. As our majority shareholder, the State Government has the right to elect the majority of our Board of Directors and, therefore, can control the outcome of Board of Director meetings. Each holder of our common shares is entitled to vote to elect members of our Board of Directors. Pursuant to the Brazilian Corporate Law, any shareholder holding at least 5% of our outstanding common shares may request that a cumulative voting procedure be adopted that would entitle each share to a number of votes equal to the current number of members of our Board of Directors and giving each shareholder the right to either vote cumulatively for a candidate or to distribute its votes among several candidates.

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

Name	Position	Date of Initial Appointment
Márcio Araújo Lacerda (1)	Director	June 22, 2007
Francisco de Assis Soares	Alternate	June 22, 2007
Djalma Bastos de Morais	Director	January 14, 1999
Lauro Sérgio Vasconcelos David	Alternate	April 28, 2006
Francelino Pereira dos Santos	Director	February 27, 2003
Luiz Antonio Athayde Vasconcelos	Alternate	February 27, 2003
Antônio Adriano Silva	Director	January 14, 1999
Marco Antônio Rodrigues da Cunha	Alternate	February 27, 2003
Wilson Nélio Brumer	Director	February 27, 2003
Guilherme Horta Gonçalves Júnior	Alternate	February 27, 2003
Haroldo Guimarães Brasil(2)	Director	December 30, 2004
Antônio Renato do Nascimento (2)	Alternate	December 30, 2004
Carlos Augusto Leite Brandão(2)	Director	May 07, 2004
Eduardo Leite Hoffmann(2)	Alternate	April 28, 2006
Andréa Paula Fernandes Pansa(2)	Director	May 07, 2004
Maria Amália Delfim de Melo Coutrim(2)	Alternate	April 28, 2006
Evandro Veiga Negrão de Lima(2)	Director	April 28, 2006
Andréa Leandro Silva(2)	Alternate	May 07, 2004
José Augusto Pimentel Pessôa(2)	Director	May 07, 2004
Nohad Toufic Harati(2)	Alternate	June 22, 2007
Aécio Ferreira da Cunha	Director	May 28, 2003
Eduardo Lery Vieira	Alternate	May 28, 2003
Maria Estela Kubitschek Lopes	Director	February 27, 2003
Fernando Henrique Shuffner Neto	Alternate	June 22, 2007
Alexandre Heringer Lisboa	Director	February 27, 2003
Franklin Moreira Gonçalves	Alternate	February 27, 2003
Wilton de Medeiros Daher(3)	Director	April 28, 2006

(1)              Chairman of the Board of Directors.

(2)              Elected by Southern.

(3)     Elected by our preferred shareholders.

Set forth below is brief biographical information for each member of our Board of Directors.

Márcio Araújo de Lacerda, Mr. Lacerda received a degree in business administration from Minas Gerais Federal University (1977). Mr. Lacerda was Executive Secretary of the National Integration Ministry from 2003 to 2005, and head of the Regional Development Council of the Minas Gerais State Industries Federation (Fiemg) from 2006 to 2007. He has founded, and until January 2003 served as CEO of, the following companies: Construtel, a telecoms systems company operating worldwide (founded in 1975); the management company Partcom (incorporated in 1988); and the telephone equipment manufacturer Batik (founded in 1979), control of which was sold to Lucent Technologies in 1999. From 1973 to 1975 he was director of the telecoms engineering company Tele-America, and from 1996 to 1972 he was on the technical staff of the Minas Gerais Telecoms Company, CTMG. He was a member of the Council of the Minas Gerais State Industries Center (CICI) from 1993 until 2000 and has participated in many international telecom and technology industry events worldwide. Furthermore, Mr. Lacerda represented the Minas Gerais State Government in missions to Korea, Portugal and Chile. He has been a board member and manager of a large number of public-interest industrial and technological organizations connected with the State of Minas Gerais, and a board member of the private-sector educational company Pitágoras Apollo.

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

Wilson Nélio Brumer — Mr. Brumer earned a degree in business administration from the Economics, Administration and Accounting College—FUMEC-BH in 1975 and has completed several financial management, planning and managerial development courses in Brazil and abroad. He was the Minas Gerais State Secretary of Economic Development from January 2003 to March 2007 and a director of Valepar S.A. since January 2001. He is the coordinator of the Strategic Development Group of the State of Minas Gerais and a member of the board of directors of Usiminas.  He is the former chairman of the following companies:  BHP Billiton Brasil from November 1998 to December 2002; Grupo Paranapanema from February 1996 to October 1998; Aço Minas Gerais — Açominas from May 1995 to June 1997; Eletrometal Metais Especiais S.A. from 1994 to 1996; Brasifco S.A. from 1993 to 1996; Rio Doce Finance Ltd.—RDF from 1990 to 1992; Itabira International Company Ltd. —  ITACO from 1990 to 1992 and Navegação Rio Doce S.A.—DOCENAVE from 1990 to 1991. Mr. Brumer is a former vice president of the board of directors of the following companies:  Acesita from November 1992 to October 1998; Acesita Energética S.A. from 1992 to 1996; Forjas Acesita S.A. from 1992 to 1996; CVRD from 1990 to 1992 and the Villares Group consisting of Indústrias Villares, Aços Villares S.A. and Elevadores Atlas S.A. from February 1995 to October 1998. He is a former director of:  Companhia Siderúrgica de Tubarão—CST from July 1996 to April 1999; Varig from November 1994 to February 1996; Usiminas from October 1991 to November 1992; Companhia Siderúrgica Tubarão from August 1992 to November 1992; Rio Doce Geologia e Mineração S.A.—DOCEGEO from 1988 to 1990; Florestas Rio Doce S.A. from 1988 to 1990 and Ferritas Magnéticas S.A.—FERMAG from 1984 to 1986. Mr. Brumer is also the former chief executive officer of:  Acesita from November 1992 to October 1998; Companhia Siderúrgica de Tubarão from July 1996 to April 1999; CVRD from April 1990 to November 1992, Acesita Energética S.A. from 1992 to 1993 and Forjas Acesita S.A. from 1992 to 1993. He served as the chief financial officer of CVRD from February 1988 to April 1990. Mr. Brumer has also served as a member of the fiscal councils of:  Navegação Rio Doce S.A. — DOCENAVE from 1983 to 1987 (president); Urucum Mineração S.A. from 1983 to 1984 and Fundação Vale do Rio Doce de Seguridade Social—VALIA from 1982 to 1983. Mr. Brumer has also served as the president of the Brazilian Steel Company Institute from August 1997 to May 1999, president of the Industrial Policy Council of the Industry Federation of Minas Gerais from 1994 to 1999, president of the finance committee of Valesul Alumínio S.A. from 1984 to 1988, executive director of the Brazilian Foreign Trade Association — AEB from 1994 to 1997, and a member of several councils and committees.

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

Wilton de Medeiros Daher   — Mr. Daher graduated with a degree in economics in 1972 and a degree in business management in 1975, from the University of Rio Grande do Norte, followed by post-graduation studies in foreign trade at the University of Brasília in 1984. He earned an MBA from the Economics Faculty of São Paulo University in 1994 and a masters’ degree in administration (specializing in international trade) from the University of Fortaleza in 2005. At Banco de Brasil, he served as International Business Advisor to the President’s Office (from 1979-1985), joint manager of the bank’s branches in Lisbon and Porto (1986-7), and Joint Managing Director and Managing Director for the state of Ceará (1988-1995). In the private sector, he has served as Executive Director of Intercredit Fomento Mercantil Ltda., has been a member of the Audit Board of Neoenergia S.A. (formerly Guaraniana S.A.), which is a company controlling six electricity utilities in the states of Rio Grande do Norte, Pernambuco and Bahia, has been a representative of Previ, the Banco do Brasil pension fund (2003), has been a member of the Audit Board of Duratex S.A., of the Itaúsa group, representing Previ (2004-2006), has been a member of the Brazilian Corporate Governance Institute (IBGC) in São Paulo, and has served as Vice-president of the Ceará State Federation of Trade, Industry, Services and Farming Associations (Facic) for the period 2006-2009.

Board of Executive Officers

Our Board of Executive Officers is responsible for the execution of decisions made by our Board of Directors and for our day-to-day management. Our executive officers have individual responsibilities established by our by-laws and serve for three-year terms. The terms of the current executive officers expire in April 2009. They are elected by our Board of Directors. Generally, ordinary meetings are held at least twice monthly and special meetings are held whenever called by the Chief Executive Officer or by two executive officers other than the Chief Executive Officer.

The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of Initial Appointment
Djalma Bastos de Morais	Chief Executive Officer	January 14, 1999
Djalma Bastos de Morais(1)	Executive Vice-President	May 25, 2006
José Carlos de Mattos	Chief New Business Development Officer	January 9, 2007
Fernando Henrique Schuffner Neto	Chief Energy Generation and Transmission Officer	January 9, 2007
José Maria de Macedo	Chief Energy Distribution and Commercialization Officer	February 11, 2003
Luiz Fernando Rolla	Chief Financial and Investor Relations Officer	January 9, 2007
Marco Antonio Rodrigues da Cunha	Chief Corporate Management Officer	January 9, 2007
Bernardo Afonso Salomão de Alvarenga	Chief Commercial Officer	April 27, 2007

(1)  Temporarily, in addition to serving as Chief Executive Officer.

Set forth below is brief biographical information for each member of the Board of Executive Officers.

Djalma Bastos de Morais — For biographical information regarding Mr. Morais, see “— Board of Directors.”

José Carlos de Mattos — Mr. Mattos received a degree in literature from Uni-BH (Belo Horizonte Central University) in 1972. He is currently the Chief Executive Officer of Gasmig. From 2004 to 2007 he was Director-President of Previminas, the Minas Gerais Social Security Foundation. In 2003 and 2004 he was the financial director of Codemig, the Minas Gerais Development Company. From 1983 to 1992 he was Regional Superintendent of the Federal Savings Bank (Caixa Econômica Federal) in the states of São Paulo, Rio de Janeiro and Minas Gerais, and was also Financial Director of the Federal Savings Bank from 1992 to 1994. From 1992 to 1994 he was also the Director of BIAPE – the Inter-American Savings and Loan Bank. From 1995 to 1996, he was Vice-President of Bemge – the State Bank of Minas Gerais. He was appointed Chief Planning, Projects and Construction Officer of CEMIG in January 2007.

Fernando Henrique Schuffner Neto — Mr. Schuffner has a degree in electrical engineering from PUC University of Minas Gerais (1982), a master’s degree from Unicamp (1984), and an MBA from Ibmec in 2000. After working in university research he joined CEMIG in 1985, working as a regional manager and administrator before becoming Superintendent for Coordination of

Planning and Management, successively, for Distribution, Distribution Expansion, and Distribution Market Expansion. He then became CEMIG’s Executive Coordination Superintendent of the Light for All Program. He has lectured at universities, and published many scientific articles over the period from 1983 to 2005, from work on topologies of commutating circuits (1983) to joint authorship of Fuzzy Preference Relations and Multiobjective Decision Making – presented to the Fourth IEEE International Workshop on Soft Computing as Transdisciplinary Science and Technology, in Muroran, Japan, May 2005. His work presented to international congresses includes three works on control of induction motors. Courses he has taken include the Amana Key APG management course in Sao Paulo in 2004. He was appointed Chief Energy Generation and Transmission Officer of CEMIG in January 2007.

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

Luiz Fernando Rolla — Mr. Rolla joined CEMIG in 1974. Mr. Rolla earned a degree in electrical engineering from the Federal University of Minas Gerais in 1974 and obtained several specialization courses. He became CEMIG’s Investor Relations Manager in 1986, and was appointed Chief Financial and Investor Relations Officer in January 2007.  As CEMIG’s Investor Relations Manager, Mr. Rolla was responsible for the formulation and implementation of CEMIG’s investor relations strategy beginning in 1986, including the structuring of the Level I and II ADR programs in 1993 and 2001, share sale transactions, prospectuses, investor presentations, roadshows, CVM registrations, detailed corporate governance matters, stockholders’ meetings, shareholder services, the Annual Report, our website, earnings releases and conference calls, market analyst meetings, and presentations at many of the most important emerging markets conferences in the last 15 years. In his 32 years with the company he has also been involved in other responsibilities including coordination of long-term planning, structured company-wide budget control and cost analysis, project finance transactions, and negotiation of important debt rollover contracts and issues. Recognition of Mr. Rolla’s wide experience and present outstanding status in Brazilian investor relations includes Apimec’s “Best IR Professional” in 1999 and 2005; “Best Brazilian IRO” from IR Magazine in 2006; Honorable Mention in IR Magazine’s “Best Latin American IRO” in 2004, naming of CEMIG as “Best Listed Company” by Apimec in 2006; recognition by Abrasca for “Best Annual Report” in 2005; and “Best Presentation of 2006” by the Apimec organizations of both São Paulo and Rio Grande do Sul.

Marco Antonio Rodrigues da Cunha — Mr. Rodrigues da Cunha obtained a degree in civil engineering from Minas Gerais Federal University in 1978, with later specialization in structures and transportation, and in engineering valuation, accounting, and economics. He has subsequently gained numerous qualifications in quality management, finance, accounting and related subjects. Among university lecturing activities, has given a course in Creation of Companies and Business, at Una University, since 2001. He joined BDMG (the Minas Gerais State Development Bank) in 1978, working in assessment of public projects, including major infrastructure development projects. He served as President of the Employees’ Association from 1998 to 1990, and Manager of the Financial Division from 1988 to 1991. From 1988 to 1990 he was also President of the National Association of Official Banks’ Representative Associations. From 1991 to 1995 he was chairman of Minas Gerais Silos and Warehouses Company, the public-sector company coordinating the state’s farming infrastructure facilities, and from 1995 to 1999 was Chairman of INDI – the Minas Gerais Development Institute – which provides support for numerous important industrial development projects in the state of Minas Gerais. During this time he negotiated international missions to Spain, France, Belgium, Holland, Canada, Argentina, Korea, Japan, and the USA to promote cooperation with Minas Gerais industry. He returned to the BDMG in 1999 to handle development planning, coordinating the state’s economic and social development budgeting, and other important strategic studies. He was appointed Chief Corporate Management Officer of CEMIG in January 2007.

Bernardo Afonso Salomão de Alvarenga — Mr. Alvarenga earned a degree in electrical engineering from Minas Gerais Federal University in 1978, and an MBA from the Getúlio Vargas Foundation in 2001.  He joined CEMIG in 1980, and worked in operational and pre-operational sales, sales to transmission consumers, and large client operational sales, before becoming our Sales Superintendent for Large Clients from 19998 to 2001, and for corporate clients from 2001 to 2005. From March 2006 to April 2007, he was our Superintendent for Wholesale Electricity Purchases and Sales, and in April 2007 he was appointed our Chief Commercial Officer.  Mr. Alvarenga has been involved in several strategic projects at CEMIG, including the pioneering system for differentiated tariffs based on the season and time of day, from 1980 to 1982.  His renegotiations in 1998 with industrial clients in default resulted in defaults being brought to near-zero, improving CEMIG’s financial position and resulting in the acquisition of several small hydroelectric plants and one thermal plant.

Compensation of Directors and Executive Officers

For the year ended December 31, 2006, the aggregate amount of compensation, including pension and other retirement benefits, that we paid to all directors and executive officers was approximately R$5.5 million.

Fiscal Council

Our Fiscal Council is required to meet once every quarter, but in practice it has been meeting once a month. Our Fiscal Council consists of three to five members and their respective alternates elected by our shareholders at the annual meeting for a one-year term. Holders of the preferred shares as a group are entitled to elect one member of the Fiscal Council and a corresponding alternate. Holders of common shares representing at least 10%, individually or in the aggregate, are entitled to elect one member of the Fiscal Council and a corresponding alternate. The primary responsibility of the Fiscal Council, which is independent from management and from the independent public accountants appointed by the Board of Directors, is to review our financial statements and report on them to our shareholders. The Fiscal Council is also entitled to give opinions on any proposals from our management to be submitted to the shareholders’ meeting related to (i) changes in our share capital, (ii) issuances of debentures or rights offerings entitling the holder to subscribe for equity (bonus de subscrição), (iii) investment plans and capital expenditures budgets, (iv) distribution of dividends, (v) changes to our corporate form and (vi) corporate restructurings such as mergers, consolidations and spin-offs. The Fiscal Council also examines the activities of management and reports these activities to the shareholders.

The current members of the Fiscal Council and their alternates, all of whose terms expire on April 30, 2008, are as follows:

Name	Position	Date of Initial Appointment
Luiz Guaritá Neto	Member	February 27, 2003
Aristóteles Luiz Menezes Vasconcellos Drummond	Member	April 27, 1999
Luiz Otávio Nunes West(1)	Member	April 27, 1999
Thales de Souza Ramos Filho	Member	February 27, 2003
Celene Carvalho de Jesus (2)	Member	April 26, 2007
Ronald Gastão Andrade Reis	Alternate	April 30, 1998
Marcus Eolo de Lamounier Bicalho	Alternate	February 27, 2003
Leonardo Guimarães Pinto (1)	Alternate	April 26, 2007
Aliomar Silva Lima	Alternate	February 27, 2003
Ari Barcelos da Silva(2)	Alternate	April 29, 2005

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

Audit Committee

 Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002.  Under Section 10A-3 of the SEC rules on Audit Committees of listed companies, non-U.S. issuers are permitted not to have a separate Audit Committee made up of independent members if there is a Fiscal Council established and chosen in accordance with the legal rules of its origin country, expressly requiring or allowing that such council follow certain obligations. Also in accordance with this exemption, a Fiscal Council may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law.  The financial expert of our Fiscal Council is Luiz Otávio Nunes West.

Employees

On December 31, 2006 we had 10,658 employees, of which 180 were at the management level. During the year ended on that date we had an average of 111 temporary employees. As of December 31, 2005, we had 10,271 employees, of which 176 were at the management level. During the year ended on that date we had an average of 168 temporary employees. As of December 31, 2004, we had 10,668 employees, of which 161 were at the management level, with an average of 327 temporary employees during the period then ended.  This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2006	December 31, 2005	December 31, 2004
Managers	180	176	161
Professional staff	1,451	1,191	1,285
Operational technical staff and office employees	9,027	8,904	9,222
Total	10,658	10,271	10,668

In 2006, 529 new employees were hired, and 142 employees left the company.

Unions

Once a year we hold collective negotiation meetings with the unions that represent our employees. The resulting contract remains in effect for the subsequent 12-month period beginning on November 1. About 11 years ago CEMIG ceased to follow the previous market practice in Brazil of automatically adjusting salaries based on inflation.

In November 2006, we concluded the annual collective wage agreement for the period from November 1, 2006 to October 31, 2007, after wide-ranging discussion of all the terms and conditions with the unions that represent our employees. The resulting collective agreement established an increase of 3.98% for all salaries, effective on November 1, 2006.  The collective agreement also established an extraordinary distribution of amounts under the profit sharing program totaling 2.8 times the monthly base salary of each employee, which was paid in December 2006.

Our employees have not held any strikes in the last six years. We cannot predict what effect, if any, future litigation under the labor laws may have on our operating results or our financial condition. In 2006, three work stoppages occurred during the collective work negotiations for 2006/2007: for one hour on October 31, 2006; for half the working day on November 8, 2006; and for one hour on November 22, 2006. These stoppages did not have any negative effects on the Company.

Remuneration

In 2003, the Careers and Remuneration Plan was approved. The goal of this plan is to provide us with the remuneration tools necessary to maintain an equitable and competitive pay structure and establish criteria for promotions. The plan was implemented in January 2004 for professional staff, and in March 2004 for the administrative and operational employees. An internal committee, with representatives of both CEMIG and the labor unions, was created in connection with the plan.

Under a program referred to as the Anuênio, CEMIG provides its employees hired on or before October 31, 2005 with an annual 1% increase in monthly base salary for each year  of employment with the Company, up to a limit of 35 years.  Based on an agreement with our labor unions, on April 27, 2006, CEMIG offered each of its employees hired on or before October 31, 2005 an up-front payment in exchange for the relinquishment by the employee of its rights to the Anuênio.  Under the terms of this offer, CEMIG pays the employee an amount equal to: (i) an estimate of the future amounts to be paid to the employee under the Anuênio, but based on the number of years remaining for the employee to complete its contributions to the National Social Security Institute (“INSS”), rather than the remaining years to reach up to the limit of 35 years under the Anuênio, (ii) multiplied by a 12% discount rate and (iii) reduced by the application of a variable reduction factor stipulated by the Company for each individual employee.  The total amount paid to our employees as a result of this offer was approximately R$178 million.

Profit Sharing Plan

In 1995, we established a profit-sharing program for the employees in accordance with the applicable Brazilian labor legislation. Under this program, we may not contribute an amount to the employee profit sharing plan that is in excess of 25% of the total dividends proposed for that year. In 2006, payment of employee profit shares, including the mandatory charges and payments based on payroll, totaled R$210.0 million.

Benefits

As of January 1, 2003, we implemented changes to our existing employee health care plans. The changes are a result of an agreement we entered into with our employees’ labor unions, most of which are represented by Sindieletro. The changes modified the contributions that we, our employees and our retirees are responsible for and the types of benefits covered by each plan. A total of R$ 173.6 million was paid in benefits to employees, consisting of pension plan contributions and assistance benefits.

Voluntary Employee Termination Program

In December 2003, in order to effectively manage our employment relations while following our strategic guidelines for growth and the addition of value, we implemented a voluntary employee termination program.

In 2004, a total of 1,101 employees accepted the terms of our voluntary termination agreement. Of these, 656 left the company in 2004, and another 318 completed the procedures and left in 2005. Of the 127 remaining employees, four retired in 2006, three retired in January 2007, one is scheduled to retire in 2007, five lost the right to take part in the program due to medical leave, and 114 were withdrawn from the program in accordance with the terms of the contract signed between the company and each employee due to the fact that the INSS did not accept their early retirement.

Health and Safety

With the establishment of our Health and Safety Management System in 2006, our standards for classifying work accidents became more rigorous.  This has resulted in a higher number of accidents being recorded, but generally of a less serious nature than accidents in previous years.  The increase in safety reflects the increased safety measures taken by the Company, and also better management by contractors.

Share Ownership

Each of our directors and executive officers beneficially owns less than 1% of our preferred shares.

Item 7.    Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2006, the State Government owned, directly or indirectly, 36,125,857,399 common shares, or 50.97% of our outstanding voting stock, and 1,776,588,408 preferred shares, or approximately 1.95% of those outstanding. As of the same date, Southern, our second largest shareholder, owned 23,362,956,173 common shares, or approximately 32.96% of those outstanding. Southern is a joint venture formed in 1994. We believe that a principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company. We believe that the other significant member of Southern is, as of December 31, 2006, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses. We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participações S.A. Our principal shareholders do not have different voting rights with respect to the shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2006.

Shareholder	Common Shares	% of Class	Preferred Shares (2)	% of Class
State Government (1)	36,125,857,399	50.97	1,776,588,408	1.95
Southern	23,362,956,173	32.96	—	—
All directors and executive officers as a group	1,933,058	—	128,359	0.00
Other	11,383,421,293	16.07	89,433,805,932	97.97
Total of outstanding shares	70,874,167,923	100.00	91,210,522,699	99.92
Treasury shares	—	—	69,128,403	0.08
Total of authorized and issued shares	70,874,167,923	100.00	91,279,651,102	100.00

(1)     The shares in this line item attributed to the State Government include shares held by MGI, other State Government agencies and state controlled companies.

(2)     On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our preferred shares.  On June 11, 2007, we effected a reverse stock split of our preferred shares in the form of a consolidation whereby every 500 preferred shares, par value R$0.01, was consolidated into one preferred share with a par value of R$5.00.

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

As of December 31, 2006, we had 22 common shareholders in the United States, holding a total of 2,037,549,823 common shares. We also had 183 preferred shareholders in the United States, holding a total of 12,554,351,108 preferred shares. These numbers do not include the 22,264,439,788 preferred shares converted into ADRs.

We are not aware of any significant changes in the percentage ownership of any shareholders that held 5% or more of our outstanding voting shares during the past three years.

Based on publicly available filings with the SEC, we are aware of the following changes in ownership of our outstanding preferred shares. On March 8, 2005, Capital Group International, Inc., or CGII, a foreign investment management company, acquired, on behalf of its clients, ADRs that increased its holdings of preferred shares of CEMIG to 4,598,610,000, corresponding to 5.03% of CEMIG’s preferred shares. In addition, Capital Research and Management Company, also a foreign investment management company and an affiliate of CGII, holds ADRs representing 2,702,900,000 preferred shares in CEMIG, corresponding to 2.96% of the preferred shares. On April 12, 2005, the aggregate proprietary position of the UBS Group in preferred shares of CEMIG increased to 6,098,366,579 preferred shares, representing 6.68% of the Company’s total preferred shares. On September 21, 2005 the position of Morgan Stanley Uruguay Ltda., a foreign investor under Resolution 2,689/00 of the Brazilian National Monetary Council, increased to 5.03% of CEMIG’s total preferred shares. This position included both 2,603,500,952 nominal preferred shares and 1,983,984 ADRs (corresponding to 1,983,984,000 nominal preferred shares).  We are not aware of any changes in ownership by majority shareholders in 2006.

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

Item 8.    Financial Information

Consolidated Financial Statements and Other Financial Information

Please refer to our financial statements that appear beginning on page F-1 of this document as well as “Item 3. Key Information—Selected Consolidated Financial Data.”

Legal Proceedings

We are affected by an ongoing dispute between our shareholders. We are also defending several judicial proceedings involving rate increases, taxes and contributions, labor and pension fund obligations and civil liabilities, as well as several administrative proceedings regarding tax obligations, environmental penalties and other charges imposed by governmental agencies, including ANEEL. We recognize contingencies only when a loss is probable and estimable. The most relevant proceedings in which we are involved are summarized below. See also Notes 16 and 24 to our consolidated financial statements.

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

On March 21, 2000, the First Court of Fazenda Pública e Autarquias in Belo Horizonte rendered a decision declaring the shareholders’ agreement null and void, and this decision was ratified on August 7, 2001 by the Minas Gerais State Court of Appeals. At present, the State Government has been restored to its position as our sole controlling shareholder and none of the special quorum or veto provisions are in effect. This decision was appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which upheld the decision of the Minas Gerais State Court of Appeals in December 2003. The decision of the Superior Tribunal de Justiça is subject to a bill of review and therefore the effectiveness of the shareholders’ agreement and control of CEMIG remain subject to further judicial challenge in the Supreme Court (Supremo Tribunal Federal).

Rate Increases

We are the defendant in several lawsuits brought by industrial consumers alleging that increases in electricity rates during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan, were illegal. Some of the plaintiffs further allege that all our rates after the Cruzado Plan period were illegal in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases. Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of our consumers. All of the cases that have been decided at the trial court level have been appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which ruled, in most of the cases, that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. We are actively contesting all of the aforementioned rate increase claims. In the aggregate, these rate increase claims brought against us amounted to R$104.3 million as of December 31, 2006, which were fully provisioned.

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

Taxes and Other Contributions

We are party to a number of proceedings and claims involving the Federal Government as well as other proceedings and claims arising in the ordinary course of business. These proceedings and claims include judicial disputes regarding the payment of taxes and contributions, including three disputes regarding corporate income tax and social contribution tax, for which we have accrued a total liability of R$42.6 million as of December 31, 2006.

We also are involved in disputes regarding the ISS tax involving R$13.5 million, the Imposto de Transmissão Causa Mortis e Doação — ITCMD (inheritance and donation tax) involving R$131.9 million, the Imposto Predial Territorial Urbano — IPTU (real state tax) involving R$19.6 million, the PIS/COFINS contributions involving R$280.7 million, and the CPMF (banking tax) involving R$10.4 million. We have not recorded any reserve for these disputes since we do not believe that the likelihood of a loss on any of these claims is probable.  Our defense is based primarily on the fact that we timely joined a tax amnesty program that granted tax payers relief from any outstanding interest and penalties provided that the outstanding principal amount of tax debt was paid.

In addition, we are a party to two Fundo de Investimento Social (“Finsocial”) contribution disputes. We received an unfavorable decision in connection with a claim initiated in 1990 related to Finsocial contributions, and incurred a loss equivalent to R$199.62 million, which had been deposited. We filed a motion for a new trial seeking to nullify that decision and recover the amount involved. We have also filed an injunction contesting the value-added tax (Imposto sobre Circulação de Mercadoria — ICMS) assessed on that deposit, for which we have accrued a reserve of R$20.5 million for the full amount involved.

We have also contested a number of administrative proceedings asserted by federal tax authorities with respect to an income tax set-off resulting from an adjustment made in 2001 to our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil for the years ended December 31, 1997, 1998 and 1999. The adjustment related to new accounting rules for pension fund obligations was established by CVM Instruction No. 371 of December 13, 2000. We received a favorable decision relative to the years 1997 and 1998; with respect to the year 1999, for which we received an unfavorable decision, we filed an injunction. We estimate the amount involved in these claims to be R$554 million. No reserve has been recorded as a result of this claim, since the Company believes that the procedures which generated the tax credits are legally sound. An adverse outcome in this mater has been deemed remote.

 Several Municipalities of the State of Minas Gerais have assessed us for the payment of the tax referred to as Taxa de Ocupação do Solo. There are several administrative proceedings and lawsuits related to this matter, in the total amount of approximately R$11.1 million, for which we  have not accrued any reserves. The Company believes that the likelihood of an adverse outcome in this matter is possible.

The State of Minas Gerais filed several administrative proceedings against us related to the ICMS, in the total amount of approximately R$119.2 million. We have not accrued reserves in connection with these administrative proceedings since we believeour chances of success in these disputes are possible. We have also contested nine administrative proceedings asserted by federal tax authorities regarding the alleged absence of payment of the rural real estate tax (Imposto Territorial Rural — ITR), which involve a total amount of approximately R$233.5 million. We have not accrued reserves in connection with these administrative proceedings since we believe that the likelihood of an adverse outcome in this matter is remote.

Since 2002, we have been receiving a subsidy from Eletrobrás to reimburse us for losses incurred as a result of the discount we were required to provide to low income consumers under Federal Law No. 10,604/02. In 2005, the State of Minas Gerais issued Decree No. 43,999/05 charging the ICMS on this subsidy. We believe the subsidy is not taxable and we are therefore not collecting the ICMS on the subsidy. However, the State of Minas Gerais filed an administrative proceeding against us with regard to this matter. We estimate the contingency to be approximately R$78.1 million. No provision has been recorded with respect to this dispute, since the Company believes that the likelihood of an adverse outcome in this matter is possible.

In 2006, CEMIG made an up-front payment to certain of its employees for in exchange for such employees’ rights for future payments under the Anuênio. CEMIG did not pay income tax or make social security contributions on these payments, since it is CEMIG’s opinion that these obligations do not apply to these payments. As a result, CEMIG received notices from the Federal Revenue Service and from the INSS.  To avoid the risk of a possible fine, CEMIG applied to the judiciary for a writ of mandamus.  CEMIG received an unfavorable decision at the trial court level, which the Company appealed in February 2007. No provision has been recorded with respect to this matter.  The Company believes that the likelihood of an adverse outcome is in this matter is possible.

 Also in 2006, CEMIG was notified by the INSS regarding the non-payment of the social security contribution on the amounts paid to its employees as profit sharing in the period from 2000 to 2004.  We received an unfavorable decision and filed a writ of mandamus seeking to reverse the federal tax authority’s position. The total amount involved is R$91.5 million. The Company appealed the decision in an administrative proceeding. No provision has been recorded since the Company believes that the likelihood of an adverse outcome in this action is possible.

Also in 2006, the Federal Revenue Service issued a tax assessment against CESIBA and against us (as a co-obligor) alleging that PIS and COFINS potentially due on foreign exchange variations related to a credit facility agreement have not been collected. We submitted an administrative defense requesting the cancellation of such assessment notice and are awaiting a decision. The total amount involved is R$21.2 million. No provision has been recorded with respect to this matter since the Company believes that the likelihood of an adverse outcome is remote.

Labor Obligations

We are the defendant in approximately 7,100 claims filed by our employees and third parties (outsourced manpower). These claims generally relate to overtime and hazardous occupation compensation. In the fourth quarter of 2006, the Company reviewed the labor-law cases and the expectation of loss with respect to these cases, and changed the criteria for provisioning from a percentage over the total amount of the cases to an individual analysis of the cases, which resulted in a reduction of the amounts provisioned.

Pursuant to Brazilian labor laws, claimants must file a labor claim for unpaid services within two years of the termination of their employment agreement (limited to rights which arose no more than five years prior to termination). As of December 2006, the amount in dispute involved in the aforementioned claims was approximately R$135.8 million. As of December 2006, we had provisioned R$35 million for the payment of these labor contingencies.

Claims in the Ordinary Course of Business

We are a party to several civil claims brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of our business and damages suffered as a result of the interruption of the supply of energy to them. We are also a party to claims under contractual and other commercial obligations. These claims totaled an estimated R$170.1 million as of December 31, 2006. As of that date, we had accrued a liability of R$69.2 million with respect to these claims.

We have contested a lawsuit brought by a Brazilian company, referring to alleged damages estimated at R$138.2 million arising from a services agreement that was affected by economic distress caused by the real devaluation in 1999. No provision has been recorded with respect to this matter since the Company believes that the likelihood of an adverse outcome is remote.

Legal Proceedings Related to Environmental Matters

We are party to a number of proceedings and claims involving environmental matters. These proceedings and claims include court and administrative disputes regarding certain environmental matters, including fauna and flora issues, disposal of waste and protected areas. These claims totaled an estimated R$142.80 million on December 31, 2006. We have not accrued any liability related to the following claims since the Company does not believe that the likelihood of a loss on any of these claims is probable.

CEMIG is a defendant in two public civil actions which involve claims for the suspension or cancellation of the Capim Branco I and II power plants’ environmental licenses. The value involved in each one of these actions is R$23.7 million. CEMIG is also the defendant in a public civil action brought by the Federal Public Attorneys’ Office and the Public Attorneys’ Office for Minas Gerais involving the Capim Branco I and II plants claiming (i) R$10 million for pain and suffering and property damage, and (ii) R$10.5 million for losses of environmental and mineral resources, and the implementation of environmental programs. The licenses of the Capim Branco I and II plants have not been suspended or cancelled by reason of any of these actions.

We are also a co-defendant, along with CVRD, in a public civil action lawsuit brought by the Federal Public Attorneys’ Office, concerning the Aimorés hydroelectric power plant. The plaintiffs allege that we did not obtain proper licensing for this project, and seek to recover damages and annul the environmental licenses relating to this plant and those of the related concessions. We have not accrued any liability related to this claim. We have also contested a lawsuit related to this power plant brought by a municipality that alleges that the project authorizations have not been duly approved and seeks to stop construction of the power plant.

The Federal Public Attorneys’ Office filed a suit against CEMIG alleging irregularities in the installation of the Irapé hydroelectric power plant, which allegedly would result in material adverse impacts on the environment and the local population. The action was settled after CEMIG signed an undertaking and committed to implement social and environmental measures. Recently, the Federal Public Attorneys’ Office filed another action alleging non-compliance with the obligations assumed and claiming foreclosure on the guarantee that CEMIG had given.

A Conduct Adjustment Agreement (“TAC”) was entered into between the Federal Public Attorneys’ Office and CEMIG in relation to the Irapé plant. The Federal Public Attorneys’ Office alleged that CEMIG did not comply with its social-environmental responsibilities and sued us.  The trial court found CEMIG to be in compliance with the TAC and the case was dismissed. The Federal Public Attorney’s Office appealed, and CEMIG counter-appealed, to the federal court of appeals. The estimated value of the case is R$5.5 million.

CEMIG also received an infringement notice from the Environmental Agency of the State of Goiás, claiming that CEMIG operated the São Simão plant without the appropriate operational license. An administrative appeal was presented against the infringement notice. CEMIG’s defense alleged that the Goiás State Environment and Natural Resources Office did not have standing to sue the Company in this case. The preliminary argument was accepted and the case was submitted to the Brazilian Environmental Authority, IBAMA, in 2001. That agency has not yet made any decision on the case. The project was licensed by IBAMA in 2006.  The estimated value of the fine is R$6.5 million.

There is also a Civil Public Action brought by the organization S.O.S. São Francisco against CEMIG (and others), alleging pollution of the waters of the São Francisco River supposedly caused by Votorantim Metais e Zinco S.A.’s discharge of zinc into the river. CEMIG is a party to the action because the opening of the spillways of our Três Marias Plant allegedly exacerbated the damage by agitating the substances on the river’s bottom. There has been a decision by the First Level Federal Court in Minas Gerais, Judicial Sub-Section and Single Court of Sete Lagoas, granting the request for interim relief made by the plaintiff. CEMIG was duly served notice and answered in a timely manner. The plaintiff presented an interlocutory appeal which CEMIG has answered. The approximate value of the claim is R$6.5 million.

We are defendant in a Civil Public Action in which the Municipality of Raposos is requesting the adoption of preventive measures by CEMIG to avoid damage such as that caused by the Rio das Pedras plant in the floods of 1995 and 1997, and for the defendant to be ordered to control and monitor the environmental impact of the dam and to update its safety standards by desilting of the Rio das Velhas River, recomposing the upstream and downstream forest on the banks of the river, and other actions. The plaintiff filed an interlocutory appeal, requesting suspension of the effect of the interlocutory decision that allowed it to shift of the burden of proof in the matter.  CEMIG presented its answer to the appeal in a timely manner. The 8th Civil Chamber of the Minas Gerais State Appeal Court refused to grant the interlocutory appeal. The municipality of Raposos filed a motion for declaration against the Appeal Court judgment that refused the interlocutory appeal. This motion was rejected. The approximate value of the claim is R$31.5 million.

A public civil action was brought by the Federal Public Attorneys’ Office requesting an order that CEMIG be required to provide water to the seven municipalities downstream from the Irapé dam that have no clean water due to possible contamination of the Jequitinhonha River. The action also sought an analysis of the river’s water and, if contamination is found, an order requiring the defendant to take measures necessary to re-establish the water parameters indicated by Conama Resolution 357/2005 which sets forth the water bodies’ classification and standards/parameters for the discharge of liquid effluents. An preliminary injunction was granted requiring CEMIG to provide water to the river bank population and carry out a water analysis of the Jequitinhonha River. CEMIG filed an interlocutory appeal against the injunction and obtained a decision temporarily suspending the preliminary injunction until a final decision is rendered by the court of appeals. The approximate value of the claim is R$103 thousand.

In view of the Brazilian environmental legislation, we are carrying out environmental works in our facilities to avoid contamination of the soil by insulating mineral oil. On October 20, 2005 we received a notice of infringement from the Minas Gerais State Environmental Foundation (FEAM), the environmental body of the government of Minas Gerais, in which that agency alleged inappropriate storage of high-voltage transformers with direct leaks into the soil of insulating mineral oil at one of our facilities, named the Materials Distribution Center, in the municipality of Juatuba. We are appealing this notice of infringement because the equipment referred to consists of powerful transformers which are in our reserve inventory, in perfect technical condition, for replacement of similar transformers to avoid electricity supply outages in the event of an emergency situation in substations throughout Minas Gerais. Also, these transformers were built with high-technology seals to avoid oil leaks, which also provide more effective control of any leaks that do happen. An investigative study was carried out in 2006 in this area to find any contamination of the soil by mineral oil. The study concluded that the levels of concentration of mineral oil found in the soil were within the environmental quality standards used in benchmark references such as the “Dutch List” - VROM 2000. This study was submitted to FEAM, which requested the investigation of the contamination of the subterranean waters of this area.  CEMIG has agreed to undertake this study.

In 2006, CEMIG voluntarily carried out an environmental investigation at the Conselheiro Lafaiete substation in Minas Gerais for soil contamination with polychlorinated biphenyls (BCPs). The contaminated area of the substation was marked out and the volume of soil contaminated was estimated to be 10.20 m3. CEMIG is arranging for the removal and incineration of this material.

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

ANEEL has brought an administrative proceeding against us, contesting a R$623 million credit related to such positive balance. On October 31, 2002 ANEEL issued a final administrative decision against us. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an Official Collection Letter to us in the amount of R$516.2 million to be paid by January 30, 2004. We filed a writ of mandamus to suspend our inclusion in the national non-payers registry (“CADIN”). Although the relief was denied by the lower court, we appealed to the Federal Court of the First Circuit which granted us a temporary injunction to suspend the inclusion in the CADIN. Therefore, we have not accrued any liability related to this claim. No provision has been recorded with respect to this matter since the Company believes that the likelihood of an adverse outcome is possible.

We are a defendant in an administrative proceeding brought by ANEEL because we did not meet the September 21, 2002 deadline for completion of the unbundling process. On November 11, 2002, ANEEL imposed a fine of R$5.5 million upon us. However we believe we should not be responsible for any non-compliance with the restructuring requirements and, for this reason, on

November 28, 2002, we appealed ANEEL’s fine. On February 23, 2005 ANEEL issued a ruling reducing the fine to R$2.7 million. On March 7, 2005 we filed an appeal requesting the cancellation of the fine and the infraction notice. We also presented arguments before ANEEL on August 8, 2005. We continue to contest this fine. No provision has been recorded with respect to this matter since the Company believes that the likelihood of an adverse outcome is possible.

On June 12, 2003, ANEEL imposed a R$5.1 million fine on us for our alleged failure to comply with certain electric power supply quality standards with respect to our consumers. We have recorded a full provision for this fine and have filed a suit to suspend the fine and our inclusion in CADIN and in the active list of debts of the Federal Government (Dívida Ativa da União).

On November 14, 2003, the Federal Public Auditing Court, which has the authority to audit any decision by ANEEL that may impact public finance, initiated an administrative proceeding against ANEEL to evaluate the criterion adopted by ANEEL in the Energy Consumption Reduction Emergency Program (Programa Emergencial de Redução de Consumo de Energia Elétrica), or PERCEE. The Federal Public Auditing Court has asked us to provide certain information with respect to our rates, which, according to the Federal Public Auditing Court, were mistakenly approved by ANEEL. If we cannot provide support for these rates and ANEEL fails to confirm the legality of the criterion adopted, we may incur losses in the amount of R$122.9 million. No provision has been recorded with respect to this matter since we believe that can provide the necessary support and that ANEEL can confirm the legality of the rates. The likelihood of an adverse outcome is possible.

In addition, the Federal Public Auditing Court contested the index and the X Factor applied by ANEEL in our rate revision of 2003. We have filed an administrative proceeding before the Federal Public Auditing Court to challenge its decision. Currently this administrative proceeding is still under review of the Attorney General of Minas Gerais. This administrative proceeding may involve losses of up to approximately R$79.8 million No provision has been recorded with respect to this matter since the Company believes that the likelihood of an adverse outcome is possible.

We are the defendant in a suit challenging the charging of tax on public lighting. The plaintiffs allege that we supplied only 11 hours and 8 minutes of public light and charged the municipalities for 12 hours. The approximate value of this claim is R$399 million.  We believe we have sound arguments in defense of this claim, and therefore have made no provisions for this suit. The Company believes the likelihood of an adverse outcome is possible.

We filed an administrative appeal against ANEEL on July 25, 2005, seeking  reconsideration of ANEEL’s Ruling No. 787, dated June 30, 2005, which declared null and void the registries before ANEEL and the CCEE of some supply agreements entered into by and between consumers connected in 13.8 kV. We continue to contest this Ruling. Such contracts under discussion before ANEEL amount to R$14 million. No provision has been recorded with respect to this matter since the Company believes that the likelihood of an adverse outcome is possible.

On January 25, 2006, Companhia Força e Luz Cataguazes Leopoldina - CFLCL alleged that Horizontes Energia S.A. was commercializing energy with prices below market values with Companhia Industrial Cataguazes - CIC (a company located in the CFLCL’s concession area) and filed an administrative appeal before ANEEL, alleging anti-competitive conduct. We were mistakenly included in the appeal as the energy supplier of CIC. With a view to clarifying this misunderstanding, we filed our counter-arguments before ANEEL on November 28, 2005. The value of such contingency is estimated in R$37 million. No provision has been recorded with respect to this matter since the Company believes that the likelihood of an adverse outcome is possible.

We are currently contesting a Class Action (Ação Popular) lawsuit  in which our procedures related to a public bid are being challenged. Due to the lack of legal requirements with respect to some items of the bidding notice, we declared it null and void. The class action seeks to have the bidding notice altered and the public bid procedures restarted. A request for summary judgment was denied and therefore we presented our pleadings. The Company believes the likelihood of an adverse outcome is possible.

On January 9, 2007, Cemig Distribution received a notification from ANEEL pursuant to a possible breach of the applicable electric energy legislation concerning different tariffs to low income consumers. On February 27, 2007 Cemig Distribution answered ANEEL’s notification setting forth that the consumers should be classified as low income consumers pursuant to the National Department of Water and Electric Energy (Departamento Nacional de Energia Elétrica – DNAEE) Administrative Act No. 242/96 (Portaria DNAEE nº 242/96) and that, therefore, CEMIG’s tariffs were correctly applied. On March 1, 2007, ANEEL responded to Cemig Distribution setting forth that the differences between the amounts considered adequate by ANEEL and those defined by Cemig Distribution were not legally ratified by ANEEL. The amount of the fine is of R$143 million. The Company recorded a provision in 2007 of R$30 million, which, according to its estimates, represents the potential loss relating to these matters.

Dividend Policy and Payments

Obligatory dividend; priority and amount of dividends

Under our by-laws, we are required to pay to our shareholders, as obligatory dividends, 50% of the net income of the fiscal year ending December 31. Our preferred shares have priority in the allocation of the obligatory dividend for the period in question. The order of priority of the distribution of dividends is as follows:

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

Under the Brazilian Corporate Law, the Board of Directors may declare interim dividends, in the form of interest on capital, to be paid from retained earnings, income reserves or income ascertained in semi-annual or quarterly financial statements. Any interim dividends paid shall be calculated based on the dividend to be paid in the fiscal year in which the interim dividend was declared. Our by-laws authorize our Board of Directors to declare interim dividends. Any interim dividend paid may be set off against the amount of the obligatory dividend payable for the fiscal year in which the interim dividend was paid.

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

Under the Brazilian Corporate Law and our by-laws, dividends not claimed within three years from the date on which they are distributed revert to us.

Interest on equity

Under Brazilian law we may pay interest on equity as an alternative for the distribution of funds to shareholders. Funds distributed as interest on equity qualify within the calculation of minimum dividend established in the by-laws. These amounts may be paid in cash; and the company may treat them as an expense for purposes of the calculation of the income tax and the social contribution tax. The total amount paid in interest on equity is limited to the result of application to the company’s shareholders’ equity of the Long Term Interest Rate (TJLP), published by BNDES and may not exceed the greater of (i) 50% of the net income(before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect to which the payment is made or (ii) 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.  Shareholders who are not resident in Brazil must register with the Brazilian Central Bank so that the foreign currency proceeds of their dividend payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our ADSs and the common shares underlying our common share ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real appreciated approximately 8.13% relative to the U.S. dollar in 2006. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—The Brazilian government exercises a significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.”

Dividends in respect of the preferred shares and common shares paid to holders who are not Brazilian residents, including holders of ADSs and common share ADSs, are generally not subject to Brazilian withholding tax, although in general payments of interest on capital are subject to withholding tax. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Dividends” and “—U.S. Tax Considerations—Taxation of Distributions.”  There is no specific record date upon which the depositary bank will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions. Pursuant to the Second Amended and Restated Deposit Agreement, the depositary bank will arrange for the funds to be converted into U.S. dollars upon receipt of notice of cash dividends or other cash distributions.

History of Dividend Payments

The following table sets forth the recent history of declarations of dividends and interest on capital on our common shares and preferred shares. For each year in the table, the payment of the dividends occurred during the year following declaration. For the periods indicated, the dividends paid per 1,000 common shares and per 1,000 preferred shares were the same.  As a result of a share consolidation on June 4, 2007 with respect to both our preferred shares and our common shares, dividends payments subsequent to that date will be per one common share and one preferred share.  See “Item 3. Key Information—Selected Consolidated Financial Data.”

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2002	96,198,579	33,846,035	123,801,421	43,557,683
2003	140,081,485	47,630,144	180,412,546	61,343,408
2004	302,634,209	119,476,593	389,766,059	153,875,270
2005	904,951,727	432,991,257	1,165,497,675	557,654,390
2006 (4)	603,948,640	297,394,445	777,832,359	383,017,706

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

(4)           The 2006 dividends were approved at the ordinary and special general shareholders’ meetings held on April 26, 2007. On April 26, 2007, R$497 million of extraordinary dividends were also approved. The 2006 dividends and the extraordinary dividends will be paid in two equal installments by June 30, 2007 and December 30, 2007. The first installment was paid on June 29, 2007. See note 17 to our consolidated financial statements.

Significant Changes

A significant change in our financial condition since the date of our financial statements that are included in this annual report on Form 20-F is a 9.43% rate increase implemented in 2007, which has had a positive effect on our electricity sales revenues.

Item 9.   The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the São Paulo Stock Exchange. Our ADSs, each representing 1,000 preferred shares as of December 31, 2006 (and each ADS representing one preferred share as of June 11, 2007), have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our ADSs were traded in the over-the-counter, or OTC, market in the United States. The ADSs are evidenced by ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. As of December 31, 2006, there were approximately 22,264,440 ADSs outstanding, representing approximately 22,264 million preferred shares or approximately 24.4% of our 91,210 million outstanding preferred shares. Such ADSs were held by 10 record holders as of that date. Our common shares are also listed and traded on the São Paulo Stock Exchange and, on June 12, 2007, we established an American Depositary Shares program for our common shares on the NYSE under the symbol “CIG.C”, under which each American Depositary Share represents one of our common shares.

The following table sets forth the reported high and low closing sale prices for the preferred shares on the São Paulo Stock Exchange (per lot of 1,000 preferred shares through June 1, 2007) and the ADSs on the NYSE for the periods indicated.

	Preferred Shares(1)		ADSs
Period	Price in Nominal R$		Price in US$
	High	Low	High	Low
2002	39.70	18.90	16.73	4.85
2003	52.75	20.74	18.46	6.00
2004	68.00	36.80	25.10	11.42
2005	95.00	53.49	41.07	19.71
2006	114.01	80.00	52.65	34.58

2005
First quarter	68.20	53.49	26.10	19.71
Second quarter	77.09	61.71	31.85	23.40
Third quarter	88.75	70.50	39.15	29.41
Fourth quarter	95.00	76.70	41.10	33.55

2006
First quarter	114.01	93.50	52.65	39.37
Second quarter	105.85	80.00	51.45	34.58
Third quarter	97.34	83.20	44.75	37.60
Fourth quarter	104.99	84.80	49.20	38.81

2007
First quarter	106.31	96.72	50.76	45.52

January 2007	105.90	97.00	49.30	45.52
February 2007	105.70	98.70	50.76	46.85
March 2007	106.31	96.72	49.98	46.29
April 2007	107.55	92.97	56.46	48.82
May 2007 (2)	76.00	71.06	39.47	36.05
June 2007 (3)	42.80	38.10	22.36	18.92
July 2007 (4)	42.29	40.50	22.54	21.50

(1)             Preferred share prices and volumes per 1,000 preferred shares through June 1, 2007.

(2)             On May 3, 2007, a 50% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share.  On May 7, 2007, a corresponding adjustment was made to the ADSs through the issuance of one additional ADS for every two ADSs, resulting in an adjustment to the price per ADS.

(3)             The last day of trading of the preferred shares in lots of 1,000 shares was June 1, 2007.  A reverse stock split of the preferred shares was effected in the form of a share consolidation on June 4, 2007 whereby every 500 preferred shares, par value of R$0.01, were consolidated into one preferred share with a par value of R$5.00.  In addition, a 100% forward split of the ADSs was effected on June 11, 2007.  The price per preferred share and pre ADS were adjusted accordingly.

(4)             Through July 17, 2007.

On July 17, 2007, the closing price per preferred share on the São Paulo Stock Exchange was R$41.2 and the closing price per preferred ADS on the NYSE was US$21.9.

On June 12, 2007, our common share ADSs began trading on the NYSE.  The high and low closing sale prices from that date through July 17, 2007 per common share ADS were US$23.74 and US$19.30, respectively.  On July 17, 2007, the closing price per common share ADSs was US$23.25.

Since July 12, 2002, our depositary receipts have traded on the LATIBEX, under the ticker symbol “XCMIG.”  The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

Trading on the São Paulo Stock Exchange

The preferred shares and common shares are traded on the São Paulo Stock Exchange, the only Brazilian stock exchange that trades shares. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The CVM and São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

If you were to trade in the preferred shares or common shares on the São Paulo Stock Exchange, your trade would settle in three business days after the trade date. Delivery of and payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custódia.

In order to better control volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of this stock exchange falls more than 10% from the index registered for the previous trading session.

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2006, the aggregate market capitalization of the 350 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$722 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 51.2% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder. As of December 31, 2006, we accounted for approximately 1.03% of the total market capitalization of all listed companies on the São Paulo Stock Exchange.

Our preferred shares and common shares have daily liquidity on the São Paulo Stock Exchange and have had no suspension of trading in the past five years

We have been a member of Special Corporate Governance Level 1 of the São Paulo Stock Exchange since October 2001. As a result, we have agreed to do the following:

•                   present a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders;

•                   include, in the explanatory notes to our financial statements, a cash flow statement;

•                   disclose any direct or indirect ownership interest, including beneficial ownership interest, exceeding five percent of our capital stock;

•                   disclose the amount and characteristics of our securities held directly or indirectly by insiders;

•                   disclose changes in the amount of securities held by insiders within the preceding 12 months;

•                   disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital stock;

•                   disclose, at the end of January of each year, an annual schedule of corporate events, and any subsequent changes to the schedule;

•                   disclose any agreements which we have executed with any of our affiliates, subsidiaries, managers (or any company owned or controlled by our managers) or controlling shareholders (or any affiliate or subsidiary of our controlling shareholders), whenever the aggregate value of such agreement exceeds either R$200 thousand or 1% of our net equity.  For each such agreement we must disclose the purpose, term, amounts, provisions for termination and expiration and, if applicable, the influence the agreement may have over our management or business;

•                   hold at least one annual meeting with market analysts and any other interested parties; and

•                   adopt mechanisms that provide for capital dispersion in any public share offerings.

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our Fiscal Council and any other technical or advisory body to disclose to us, the CVM and the São Paulo Stock Exchange the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions during the preceding 12 months. The information regarding the acquisition of such securities (amount, price and date of acquisition) must be provided to us within 10 days of the end of the month in which they were acquired.

Disclosure of Material Developments

Under Brazilian securities regulations, we must disclose any material development related to our business to the CVM and the São Paulo Stock Exchange. We are also required to publish a notice of those material developments. A development is deemed material if it has a material impact on the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments.

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

Under the Brazilian Corporate Law, a corporation is either publicly owned , such as we are, or closely held (companhia fechada). All publicly owned companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are traded on the São Paulo Stock Exchange, but may be traded privately subject to certain limitations. The Brazilian OTC market consists of direct trades and trades between individuals in which a financial institution registered with the CVM serves as intermediary.

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares and the depositary bank must obtain a certificate of registration from the Central Bank of Brazil to be eligible to remit U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of ADSs exchanges its ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or common shares, or distributions relating to the preferred shares or common shares, unless the holder qualifies for and obtains a new certificate of registration. See “Item 10. Additional Information—Exchange Controls.”

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

CEMIG has a permanent conselho fiscal, or Fiscal Council in accordance with the applicable provisions of Brazilian Corporate Law. As required by Brazilian Corporate Law, our Fiscal Council is independent of our management and external auditors. The primary responsibility of the Fiscal Council is to review management’s activities and the financial statements, and to report its findings to the shareholders. Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies, non-U.S. issuers are permitted not to have a separate Audit Committee made up of independent members if there is a fiscal council established and chosen in accordance with the legal rules of its origin country, expressly requiring or allowing that such council follow certain obligations. Also in accordance with this exemption, a fiscal council may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law.

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

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by Junta Comercial do Estado de Minas Gerais, or the Board of Trade of Minas Gerais, is 3130004012. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our special shareholders’ meeting on April 26, 2007, and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

In the event of a capital increase, holders of ADSs, which represent preferred shares, and holders of common share ADSs, which represent common shares, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as the case may be, in proportion to their shareholdings but may not be able to exercise these rights because of U.S. securities law limitations. See “Item 3. Risk Factors—Risks Relating to the Preferred Shares and ADSs—You may not be able to exercise preemptive rights with respect to the preferred shares.”

Minority Shareholders

Our by-laws provide that the preferred and minority common shareholders are entitled to elect one member and an alternate to the Board of Directors, as more fully described in “—Rights of Shareholders—Rights of Minority Shareholders.”

Dividends

For a discussion of our dividend policy, see “Item 8. Financial Information—Dividend Policy and Payments.”

General Meetings

General meetings of shareholders are held for any legal purpose, as provided by the Brazilian Corporate Law. Ordinary general meetings of shareholders are held within the first four months of the fiscal year and are called upon 15 days prior notice. The Brazilian Corporate Law also provides that the following actions may only be taken at a shareholders’ meeting:

•                                          amendment of our by-laws;

•                                          increases or decreases to our issued capital stock or subscription of new shares;

•                                          election of members to our Board of Directors and Fiscal Council;

•                                          authorization of the issuance of debentures or any convertible securities;

•                                          suspension of the rights of a shareholder who has violated Brazilian Corporation Law or our by-laws;

•                                          approval of any merger (fusão) or consolidation (incorporação) with another company in which we are not the surviving company or a spin-off (cisão);

•                                          acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for the issuance of shares of our capital stock;

•                                          approval of our transformation into a limited liability company (sociedade empresária limitada) or any other corporate form;

•                                          approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and review of the reports prepared by him or her;

•                                          any action regarding an application for bankruptcy or compulsory rescheduling of our debts;

•                                          approval of the financial statements on an annual basis; and

•                                          cancellation of registration with the CVM as a publicly-held company or delisting of our common shares from the São Paulo Stock Exchange, except in the case of a privatization tender offer.

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

•                                          apply for cancellation of liquidation status;

•                                          approve our dissolution; and

•                                          approve the compulsory transfer of all of our shares to another company in order to make us a wholly-owned subsidiary of that other company (incorporação de ações).

Shareholders may be represented at a shareholders’ meeting by an attorney-in-fact appointed no more than one year prior to the meeting date. To be eligible to represent a shareholder in a shareholders’ meeting, the attorney-in-fact must be a shareholder, one of our executive officers or directors or an attorney-at-law. In a publicly held corporation, such as ours, the attorney-in-fact may also be a financial institution.

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

There are no provisions in our by-laws with respect to (i) a director’s power to vote on proposals or contracts in which such director is materially interested, (ii) borrowing powers exercisable by the directors, (iii) age limits for retirement of board members, and (iv) number of shares required for director qualification.

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

(8)                                 to approve our participation in a centralized group of companies as defined under Brazilian corporate law; or

(9)                                 in the event that the entity resulting from (a) a merger, (b) a transfer of shares as described in clause (6) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require us to redeem their shares. The right of redemption mentioned in items (5), (6) and (8) above may only be exercised if our shares do not satisfy certain tests of liquidity at the time of the shareholder resolution. The right of redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting, unless, in the case of items (1) and (2) above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the publication of the minutes of the special meeting.

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

Minority shareholders that own, individually or in the aggregate, 10% of our outstanding common shares, and also holders of our preferred shares, have the right to appoint one member of the Fiscal Council and an alternate. All shareholders have the right to attend general meetings of shareholders.

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

According to Brazilian corporate law, a fair price shall be at least be equal to our valuation, as determined by one or more of the following valuation methods: book value, net book value assessed by market price, discounted cash flow, multiples, price of our shares in the market or any other valuation method accepted by the CVM. This price of the offer may be revised if challenged within 15 days of its publication by holders of at least 10% of our outstanding shares, by means of a request sent to our management that a special shareholders` meeting be called to decide on whether to request a new valuations under the same or different valuation method. Our shareholders that request a new valuation and those who approve such request shall reimburse us for incurred costs if the new valuation is lower than the challenged valuation. However, if the second valuation is higher, the offeror will have the option to continue the offer with the new price or quit the offer.

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

A fifth amendment to the CRC Account is currently being considered, to adjust the outstanding balance of the CRC Agreement in accordance with a provision in the Fourth Amendment in which the parties recognized that there was a disagreement regarding the outstanding balance of the CRC Agreement at December 31, 2004. The State of Minas Gerais and CEMIG have reached an agreement that the correct value of the outstanding balance of the CRC Account as of December 31, 2004 is R$2,839 million. CEMIG and the State of Minas Gerais are ready to sign the Fifth Amendment to the CRC Agreement, but must wait for approval by the Cemig CRC Account Securitization Fund (Cemig—Fundo de Investimento em Direitos Creditorios Conta CRC), or FIDC, to which the CRC Account receivables were transferred in January 2006.

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

On November 1, 2006, the debentures of the second series were subject to early redemption at the option of the debenture holders. As an alternative to redemption, we proposed the following new terms for the debentures of the second series: (i) the second remuneration period (the period following the early redemption option date) would begin on November 1, 2006 and end on November 1, 2011, the date of the final maturity of the debentures of the second series; and (ii) the debentures of the second series would earn interest corresponding to 104% of the CDI rate, based on a year of 252 business days. Any debenture holders not agreeing to the proposed new terms could redeem the debentures of the second series in accordance with their terms on November 1, 2006. As a result, we acquired 52.63% of the outstanding debentures of the second series for an amount of R$265.3 million, equal to the monetarily adjusted nominal value plus any accrued and unpaid interest. We have not yet decided whether to cancel the acquired debentures or resell them in the market.

In connection with the unbundling process, the indenture, as amended, provided for the mandatory exchange of the debentures issued by CEMIG for debentures issued by Cemig Generation and Transmission. Such issuance was approved by the CVM on April 17, 2007, and the exchange took place on April 27 and April 30, 2007. The debentures issued by Cemig Generation and Transmission have the same characteristics and financial terms as the debentures that were exchanged, and are guaranteed by CEMIG, as the holding company. The First Public Issuance of Common Debentures of CEMIG was cancelled following the exchange. As a consequence, the debentures are no longer listed in the Câmara de Custódia e Liquidação, “CETIP”.

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

In connection with the unbundling process, the indenture provided for the mandatory exchange of the debentures issued by CEMIG for debentures issued by Cemig Distribution. Such exchange occurred on November 1, 2006. In accordance with the indenture, the debentures issued by Cemig Distribution have the same characteristics and financial terms as the debentures that were exchanged and are guaranteed by CEMIG, as the holding company. The Third Public Issuance of Common Debentures of CEMIG were cancelled following the exchange. As a consequence, the debentures are no longer listed in the Câmara de Custódia e Liquidação, “CETIP”.

Second Issuance of Commercial Paper of Cemig Distribution

On December 14, 2006, Cemig Distribution entered into a placement agreement with Banco Citibank S.A. relating to the second public issuance of commercial paper of Cemig Distribution in an aggregate total amount of R$200 million. On January 2, 2007, the commercial paper was subscribed and fully paid up. The commercial paper matured 180 days after the subscription date, on July 1, 2007. Upon maturity, Cemig Distribution will be obligated to pay to the holders an amount equal to the par value of the paper plus interest at the rate of 102% of CDI.

Third Issuance of Commercial Paper of Cemig Distribution

On June 12, 2007, Cemig Distribution entered into a placement agreement with Caixa Econômica Federal relating to the third public issuance of commercial paper of Cemig Distribution in an aggregate total amount of R$400 million. The commercial paper was subscribed and fully paid up on June 29, 2007. The commercial paper matures 180 days after the subscription date, on December 26, 2007. Upon maturity, Cemig Distribution will be obligated to pay to the holders an amount equal to the par value of the paper plus interest at the rate of 101.6% of CDI.

Banknotes (Cédulas de Crédito Bancário) to Banco do Brasil S.A. — Cemig Distribution and Cemig Generation and Transmission

On October 24, 2006, Cemig Generation and Transmission issued banknotes (Cédulas de Crédito Bancário) to Banco do Brasil S.A. in the aggregate amount of R$900 million, which were used to repay outstanding obligations previously issued by Cemig Generation and Transmission with the same aggregate value. The banknotes bear interest equal to 104.1% of the CDI, and are guaranteed by CEMIG.  Payment of the banknotes will be made in three equal annual installments in 2012, 2013 and 2014.

On October 24, 2006, Cemig Distribution also issued banknotes (Cédulas de Crédito Bancário) to Banco do Brasil S.A. in the aggregate amount of R$300 million, with the same terms and conditions.

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

In June 2006, the second auction for electricity to be produced by the new generation plants was held, and Cemig Distribution acquired 98 average MW in contracts with terms of 30 and 15 years for hydroelectric and thermal energy, respectively. In the same auction, Cemig Generation and Transmission sold 355 average MW in contracts with terms of 30 years. The supply of energy under these contracts will begin on January 1, 2009.

In October 2006, the third auction for electricity to be produced by new generation plants was held, and Cemig Distribution acquired 48 average MW in contracts with terms of 30 and 15 years for hydroelectric and thermal energy, respectively, with the supply beginning on January 1, 2011. Cemig Generation and Transmission did not take place in this auction.

Purchases of Power by Cemig Distribution: At the end of 2006, acquisitions by Cemig Distribution in the regulated environment totaled 1,501 average MW under contracts for “existing energy” (generated by existing power plants), with start dates ranging from 2005 to 2008, and 429 average MW in contracts for “new energy” (from new generation projects) with start dates ranging from 2008 to 2011, to meet part of its needs for energy in those years.

Sales of Power by Cemig Generation and Transmission: Similarly, at the end of 2006, sales made by Cemig Generation and Transmission in the regulated environment totaled 989 average MW in “existing energy” contracts with dates ranging from 2006 to 2008, and 355 average MW in contracts for supply from new generation projects, with supply starting in 2009, and 26 average MW to be provided by one new hydro power plant, Baguari, with supply starting in 2010. These figures include the reductions under the “Surpluses and Deficits Compensation Mechanism” (MCSD).

For more information about the CCEAR and the energy auctions, see “Annex A—The Brazilian Power Industry”.

Contracts for Sale of Energy to Free Consumers

Cemig Generation and Transmission sold, through “bilateral” contracts, power capacity averaging approximately 1,900 MW to a wide range of Free Consumers, the majority of them being in the State of Minas Gerais, under contracts with terms between six and ten years. The average price of these transactions for the year 2006 is around R$77/MWh. In 2010, as some of these contracts expire, there will be a reduction of approximately 600 MW in the amount contracted, especially with large clients such as Usiminas, Cosipa and White Martins. Our expectation is that these contracts will be renewed at better prices in 2010 than the present prices, since we do not expect that there will be the same excess of energy in 2010 that exists today.

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

On December 15, 2004, CEMIG sold part of its shares in Gasmig, corresponding to 40% of the registered capital, 0.5% to Gaspetro and 39.5% to its subsidiary, TSS Participações S.A. The total value of the transaction was R$154 million, providing a gain for CEMIG of R$102 million. This gain was posted in the income statement for 2004 as non-operational revenue. On July 26, 2006, TSS, a wholly-owned subsidiary of Gaspetro, was merged into Gasmig, and Gaspetro remained with 40% of Gasmig’s registered capital.

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

Agreement between CEMIG and companies in the New Agreement of the Electric Sector

Resolution No. 91 of the Electricity Crisis Management Chamber (Câmara de Gestão da Crise de Energia Elétrica), or GCE, of December 21, 2001, and Law 10,438 of April 26, 2002, established the procedures for implementing the General Agreement for the Electricity Sector, which came into force on December 27, 2001, and resulted in the repayment by consumers of losses incurred by distributors and generators during the period of rationing of 2001 to 2002. These repayments are referred to as an extraordinary rate readjustment, or RTE (Recomposição Tarifária Extraordinária). The RTEs became part of the assets of the companies, and are amortized through “extraordinary revenue”. See note 4 to our consolidated financial statements.

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

We assigned all our receivables under the CRC Account Agreement to the FIDC. The present value of the CRC Account receivables transferred to the FIDC as of December 31, 2006 is R$1,726 million. The FIDC is composed of 900,000,000 senior quotas and 760,125,012 non-transferable subordinated quotas, with the nominal value of R$1.00 per each quota. The quotas were fully subscribed and paid in on January 27, 2006 and we subscribed to and hold all the subordinated quotas.

The senior quotas have a benchmark return of the CDI plus 1.70% per year, and will be amortized over a 10 year period in 20 semi-annual payments. Each of the semi-annual payment dates of the senior quotas match the dates on which CEMIG pays its semi-annual dividends, and consequently gets repaid under the Fourth Amendment to the CRC Account Agreement. 65% of the dividends payable to the State Government on each dividend payment date are retained by CEMIG and automatically transferred to the FIDC. In the event that dividends are not sufficient to make a certain scheduled payment with respect to the senior quotas, CEMIG, as a co-obligor, is required to contribute whatever amount is necessary to make the scheduled payment. The amortization schedule was designed to meet CEMIG’s dividend forecast and to minimize the risk of CEMIG being requited to make any additional payment. The subordinated quotas will be amortized with any excess of cash available at the FIDC or upon the termination of the FIDC.

Exchange Controls

There are no restrictions on the ownership of preferred shares or common shares by legal entities domiciled outside Brazil. However, your right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that you register the relevant investment with the Central Bank and the CVM.

Investments in the preferred shares through the holding of ADSs, or in the common shares through the holding of common share ADSs, must be made pursuant to Annex V to Resolution No. 1,289, as amended, of the National Monetary Council, also known as the Annex V Regulations. Direct investments in the preferred shares upon the cancellation of the ADSs, or in the common shares upon the cancellation of the common share ADSs, may be held by foreign investors under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of the National Monetary Council, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under Resolution No. 2,689, who are not resident in a tax haven, as defined by Brazilian tax laws.

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

Holders of ADSs or common share ADSs who have not registered their investment with the Central Bank could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADSs have been approved under the Annex V Regulations by the Central Bank and the CVM, and the common share ADSs have been approved by the CVM (since authorization from the Central Bank is no longer necessary).

Electronic certificates of registration have been issued in the name of Citibank, N.A., the depositary bank, with respect to the ADSs and the common share ADSs, and are maintained by Citibank Distribuidora de Títulos e Valores Mobiliários S.A., the Brazilian custodian for the preferred shares and the common shares, on behalf of the depositary bank. These electronic certificates of registration are registered through the Central Bank Information System. Pursuant to the certificates of registration, the custodian and the depositary bank are able to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs and the common shares represented by the common share ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, or a holder of common share ADSs exchanges such common share ADSs for common shares, such holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs or common share ADSs. Regardless of qualification under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

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

Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, ADSs or common share ADSs by a U.S. person, as defined in the Internal Revenue Code of 1986, or the Code, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, ADSs or common share ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, ADSs or common share ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, ADSs or common share ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold preferred shares, common shares, ADSs or common share ADSs as a position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar.

The summary is based upon tax laws of Brazil and the United States as in effect on the date hereof which are subject to change possibly with retroactive effect. Prospective purchasers of ADSs or common share ADSs are encouraged to consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of preferred shares, common shares, ADSs or common share ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Although there is currently no income tax treaty in force between Brazil and the United States, the tax authorities of both countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares, common shares, ADSs or common share ADSs.

Brazilian Tax Considerations

General. The following discussion summarizes the main Brazilian material tax consequences of the acquisition, ownership and disposition of preferred shares, common shares, ADSs or common share ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation. In the case of a holder of preferred shares or common shares, we assume the investment is registered with the Central Bank. The following discussion does not address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares, common shares, ADSs or common share ADSs.

Taxation of Dividends. Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares or common shares, or to a non-Brazilian holder in respect of the preferred shares or common shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits earned after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

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

Any payment of interest on capital to shareholders (including holders of ADSs in respect of preferred shares and common share ADSs in respect of common shares) is subject to a withholding tax at a rate of 15%. These payments may be included, at their net value, as part of any mandatory dividend.

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

Resolution No. 2,689 grants a favorable tax treatment  to all non-Brazilian holders of preferred shares or common shares provided the respective disposal occurs on the Brazilian stock exchange and the following conditions are met:

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

As mentioned, the sale of preferred shares or common shares by U.S. market investors carried out on the Brazilian stock exchange is exempted from the income tax rate. We cannot assure you that the current preferential treatment for U.S. market investors under Resolution No. 2,689 will continue in the future.

The sale of preferred shares or common shares that occurs out of the Brazilian stock exchange will be subject to the same tax treatment applicable to Ordinary U.S. Holders. The redemption or distribution of proceeds deriving from the liquidation of preferred shares or common shares will be treated as a sale carried out of the Brazilian stock exchange.

Non-Brazilian Holders

Non-Brazilian holders are subject to income tax at a 15% rate, as of January 1, 2005, on gains realized on the sale, redemption or distribution of proceeds deriving from the liquidation of preferred shares or common shares.

With respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. Cemig’s Brazilian counsel’s view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares or common shares registered with Brazilian Central Bank in foreign currency and the value of disposition of those preferred shares or common shares in the same foreign currency. This view has been supported by a precedent issued by the Brazilian administrative court. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

As of January 1, 2005 the purchase price of preferred shares or common shares sold on the Brazilian stock exchange is subject to a withholding tax rate of 0.005%, except in case of non-Brazilian holders, which invest in Brazil pursuant to Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the preferred shares or common shares. The withholding tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.

Any exercise of preemptive rights relating to the preferred shares or common shares will not be subject to Brazilian taxation. Conversely, any gain on the sale or assignment of preemptive rights relating to the preferred shares or common shares by the depositary on behalf of the holders of ADSs or common share ADSs or by a non-Brazilian holder of preferred shares or common shares will be subject to the same rules of taxation applicable to the sale or assignment of preferred shares or common shares. The maximum rate is currently 15%.

Sale of ADS, common share ADS, preferred shares and common shares by U.S. Holders to other non-residents in Brazil

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

If such argument does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains,  Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. CEMIG’s Brazilian counsel’s view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares or common shares registered with Brazilian Central Bank in foreign currency and the value of disposition of those preferred shares or common shares in the same foreign currency. This view has been supported by a precedent issued by the Brazilian administrative court. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

Gains on the exchange of ADSs for preferred shares or the exchange of common share ADSs for common shares

The exchange of ADSs for preferred shares or common share ADSs for common shares is not subject to Brazilian tax. Non-Brazilian Holders may exchange ADSs for the underlying preferred shares or common share ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for ADSs or the underlying common shares in exchange for common share ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment referred above in connection with “U.S. market investors”.

Alternatively, the Non-Brazilian Holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section “Ordinary Non-Brazilian Holders”.

Gains on the exchange of preferred shares for ADSs or common shares for common share ADSs

The deposit of preferred shares in exchange for the ADSs of common shares in exchange for the common share ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or common shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares or common shares, as the case may be, is lower than:

•                                          the average price per preferred share or common share on the Brazilian stock exchange on which the greatest number of such preferred shares or common shares were sold on the day of deposit; or

•                                          if no preferred shares or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares or common shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares or common shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%.

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

In accordance with Law No. 9,959, non-Brazilian holders of ADSs, preferred shares, common share ADSs or common shares, which are resident in tax havens are also excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 as of January 1, 2000 and will be subject to the same tax treatment applicable to holders that are resident or domiciled in Brazil in case of transactions carried out on the Brazilian stock exchange.

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

Taxation of Bonds and Securities Transactions. Law No. 8,894, dated as of June 21, 1994, created the Tax on Financial Transactions, or IOF, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchanges. The rate of IOF/Títulos with respect to transactions of preferred shares, ADSs, common shares and common share ADSs is currently zero, although the executive branch may increase the rate up to 1.5% per day of the terms of the securities, but only with respect to future preferred shares, common shares, ADSs and common share ADSs transactions.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares, common shares, ADSs or common share ADSs.

CPMF is imposed on bank account debits at  0.38%. Constitutional Amendment No. 42/2003 approved the continued imposition of the CPMF tax until December 31, 2007. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares or common shares by a currency exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in reais. If we perform any exchange transaction in connection with ADSs, common share ADSs, preferred shares or common shares, we will bear the CPMF tax.

Non-Brazilian holders investing in the Brazilian stock exchange are granted a CPMF exemption upon the entrance of funds into Brazil and the remittance abroad.

U.S. Tax Considerations

As of December 31, 2006, no common share ADSs were outstanding.  The following U.S. tax considerations refer only to our preferred shares and the preferred share ADSs.

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

Dividends and Paying Agents

We pay dividends on preferred shares and common shares in the amounts and in the manner set forth under “Item 8. Financial Information—Dividend Policy and Payments.”  We will pay dividends in respect of preferred shares represented by ADSs or common shares represented by common share ADSs to the custodian for the depositary bank, as record owner of the preferred shares represented by ADSs or the common shares represented by common share ADSs. As promptly as practicable after receipt of the dividends we pay through Citibank N.A. to the custodian, it will convert these payments into U.S. dollars and remit such amounts to the depositary bank for payment to the holders of ADSs or common share ADSs in proportion to individual ownership.

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

Insurance

We have insurance policies to cover damages to the turbines, generators and transformers of our major power plants and substations caused by fire and risks such as equipment failures. We do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures. We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our consumers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses. See “Item 3. Key Information—Risk Factors—Risks Relating to CEMIG—We operate without general third party liability and catastrophe insurance policies.”

We believe that, since we have contracted for fire and operational risk insurance, our insurance coverage will be at a level that is customary in Brazil for the type of businesses in which we are engaged.

Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil. In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of ADSs or common share ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets. It may not be possible for holders of ADSs or common share ADSs to effect service of process within the United States upon our executive officers and directors, or to realize in the United States upon judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets. We have been advised by Brazilian counsel, Machado, Meyer, Sendacz e Opice Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, or the persons described above obtained outside Brazil without reconsideration of the merits, is subject to confirmation by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment:

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

We cannot assure you the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the ADSs and the preferred shares represented by the ADSs or the common share ADSs and the common shares represented by the common share ADSs.

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

We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real). Despite the fact that our electricity purchases from Itaipu, which represented R$822 million in 2006, are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Exchange Rate Risk

At December 31, 2006, approximately 10.1% of our outstanding indebtedness, or R$661 million, was denominated in foreign currencies, of which approximately 83.8%, or R$554 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2006, we used financial instruments such as interest rate swaps to hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Deposit Certificate) rate. See Notes 2(d), 13, 20, 22 and 23 to our consolidated financial statements.

In 2007, the potential loss we would experience in the event of a hypothetical 20% depreciation of the real against the U.S. dollar would be approximately R$110.8 million related principally to loans and financing and primarily due to an increase in our real-denominated interest expense, which would be reflected on our income statement. In 2007, a hypothetical 20% depreciation of the real would result in an additional annual cash outflow of approximately R$397 million, reflecting the increased cost in reais of servicing foreign currency-denominated indebtedness from loans, financings and debentures and increased purchasing power relating to Itaipu. This sensitivity analysis assumes a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness, the related interest expense and the expenses relating to the purchase of energy from Itaipu are denominated. This sensitivity analysis also assumes that the unfavorable fluctuation in the exchange rate affecting the purchase of energy from Itaipu would affect the annual cash payments but would not affect the expense recorded on the statement of operations, since the additional currency exchange expense would be recorded as a deferred regulatory asset.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2006:

2006
U.S. Dollar
Financing	554
Less Contracted derivative instruments	(233)
321
Japanese Yen
Financing	70
Less Contracted derivative instruments	(70)
—
Other Currencies
Financing	37
Net liabilities exposed to exchange rate risk	358

Interest Rate Risk

At December 31, 2006, we had R$6,524 million in loans and financing outstanding, of which approximately R$5,876 million bore interest at floating rates. Of this R$5,876 million, R$5,650 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$226 million is subject principally to LIBOR.

At December 31, 2006, we had liabilities, net of other assets, that bore interest at floating rates in the amount of R$1,076 million. These assets consisted mainly of our account receivable from the State Government and deferred regulatory assets, partially offset by CCEE obligations, bearing interest at rates tied to IGP-DI and SELIC, respectively, as summarized in the tables below.  A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2006 would result in a potential loss of R$10.8 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ Million
Floating rate debt:
Real-denominated	5,650
Foreign currency-denominated	226
5,876
Fixed rate debt:
Foreign currency-denominated	435

Total	6,311

Total Portfolio
Floating Rate (R$ million)

Assets:
Cash and cash equivalents	1,008

Account receivable from State Government	1,726
Deferred regulatory assets	2,697
Total	5,431

Liabilities:

Account payable to suppliers-payment to generator for energy purchased on the CCEE	(328)
Financings (Floating Rate)	(5,876)
Derivative instruments(1)	(303)
Total liabilities	(6,507)

Total	(1,076)

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

PART II

Item 13.                   Defaults, Dividend Arrearages and Delinquencies

Certain of CEMIG’s loans, financing agreements and debentures contain covenants that require us to maintain financial ratios, calculated according to Brazilian Corporate Law.  As of December 31, 2006, we were not in compliance with one such covenant, the Capital Expenditures / EBITDA ratio, contained in a credit instrument (Cédulas de Crédito Bancário) among Cemig Distribution, Banco Itaú BBA S.A., HSBC Bank Brasil S.A. and West LB do Brasil. Such ratio is required to be less than or equal to 60%, and as of December 31, 2006, the ratio was 73.59%.  Cemig Distribution has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due until December 31, 2007.

Item 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                   Controls and Procedures

(a)                                 Evaluation of disclosure controls and procedures

Our executive board, including our Chief Executive Officer (“CEO”) and Chief Financial and Investor Relations Officer (“CFO”), evaluated the effectiveness of our controls and procedures for disclosure, and concluded that on December 31, 2006, these controls and procedures were effective for providing reasonable assurance that our financial information and that of our consolidated subsidiaries was recorded, processed, summarized and disclosed in accordance with the rules and regulations provided by the Commission.

(b)                                 Management’s annual report on internal control over financial reporting

Our executive board, including our CEO and CFO, is responsible for the implementation, effectiveness and maintenance of the system of internal controls over financial reporting.

Our internal controls over financial reporting include policies and procedures were implemented to provide reasonable assurance as to: (i) the reliability of the recording accounting and financial information; (ii) the preparation of accounting records in accordance with U.S. GAAP; (iii) the processing of payments and receipts in accordance with management authorization; and (iv) the timely detection of inappropriate acquisitions, and the disposal or allocation of material assets. We emphasize that due to their inherent limitations, the possibility exists that these actions may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may decline.

The company’s management evaluated the effectiveness of our internal controls related to the consolidated financial statements as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by  the Committee of Sponsoring Organizations of the Treadway Commission  (COSO) - and concluded that, for the year ended December 31, 2006, our system of internal controls related to the consolidated financial statements is effective.

Management’s evaluation of the effectiveness of our internal controls related to the consolidated financial statements, for the year ended December 31, 2006, was audited by Deloitte Touche Tohmatsu Auditores Independentes, an auditing firm independent from the Company, whose opinion is contained in the attached report.

The Ethics Committee

The Ethics Committee was established on August 12, 2004, and is made up of three permanent members and three alternate members. It is responsible for the management, interpretation, dissemination, application and updating of the Code of Professional Conduct.

The Committee receives and investigates all reports of violation of the ethical principles and standards of conduct, provided they are presented in a written document signed by the interested party and addressed to: CEMIG, Av. Barbacena 1200, SA/17th Floor/B2, and accompanied by evidentiary proof. The Committee may also be contacted by e-mail comissaodeetica@cemig.com.br or telephone at + 55 31 3299-4970.

In December 2006 we implemented the Anonymous Reporting Channel, available on our website.  The purpose of this program is to receive, channel and process accusations of irregular practices, such as financial fraud, misappropriation of assets, receipt of unfair advantages, and the engagement of illegal contracts. This channel represents the Company aim of improving transparency, correcting unethical or illegal behavior and enhancing corporate governance, as well as being an instrument that meets the requirements of the Sarbanes-Oxley Act.

(c)                              Attestation report of the registered public accounting firm

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte – MG, Brazil

We have audited management’s assessment, included in the accompanying Management’s annual report on internal control over financial reporting, that Companhia Energética de Minas Gerais S.A. - CEMIG and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Companhia Energética de Minas Gerais – CEMIG and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated June 29, 2007, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of new accounting standards.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil

June 29, 2007

(d)                                 Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.          Audit Committee Financial Expert

Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002.  Under Section 10A-3 of the SEC rules on Audit Committees of listed companies, non-U.S. issuers are permitted not to have a separate Audit Committee made up of independent members if there is a Fiscal Council established and chosen in accordance with the legal rules of its origin country, expressly requiring or allowing that such council follow certain obligations. Also in accordance with this exemption, a Fiscal Council may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law.  The financial expert of our Fiscal Council is Luiz Otávio Nunes West.

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

Item 16C.   Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005
	(thousands of reais)
Audit fees	955	466
Tax fees	47	48
Audit-related fees	2,080	221
Total fees	3,082	735

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

Audit-related fees. Audit-related fees for 2006 related to internal control review.  The 2005 fees related to due diligence in connection with the acquisition of transmission lines.

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

Item 16D.          Not Applicable

Item 16E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17.                   Financial Statements

Not applicable.

Item 18.                   Financial Statements

Reference is made to pages F-1 through F-67 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•                                          Report of Deloitte Touche Tohmatsu Auditores Independentes

•                                          Audited Consolidated Balance Sheets as of December 31, 2006 and 2005

•                                          Audited Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2006, 2005 and 2004

•                                          Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004

•                                          Audited Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

•                                          Notes to the Consolidated Financial Statements

Item 19.                   Exhibits

The following documents are included as exhibits to this annual report:

Exhibit
Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 26, 2007.

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

2.3

Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4

Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

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

4.3

First Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4

Contracts of Concession of Public Service for Distribution of Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.5

First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.6

Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

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

4.13

Summary of Indenture Covering the Third Public Issuance of Common Debentures, dated June 14, 2004, between CEMIG and Pavarini Distribuidora de Títulos e Valores Mobiliários (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

4.14

Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.15

Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.16	Summary of Indenture Covering the First Issuance of Commercial Paper Securities, dated July 27, 2006, between CEMIG Distribuição S.A. and Banco do Brasil Banco de Investimentos S.A.

4.17	Summary of Indenture Covering the First Issuance of Commercial Paper Securities, dated July 27, 2006, between CEMIG Geração e Transmissão S.A. and Banco do Brasil Banco de Investimentos S.A.

4.18	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August

24, 2006, between CEMIG Distribuição S.A. and Unibanco – União dos Bancos Brasileiros S.A.

4.19

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG Geração e Transmissão S.A and Unibanco – União dos Bancos Brasileiros S.A.

4.20	Summary of Indenture Covering Public Distribution of the Third Issuance of Commercial Paper Securities, dated June 12, 2007, between CEMIG Distribuição S.A. and CEF – Caixa Econômica Federal.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 2, 2007.

12.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 2, 2007.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 2, 2007.

13.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 2, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS
GERAIS – CEMIG

By:	/s/ Djalma Bastos de Morais
Name:	Djalma Bastos de Morais
Title:	Chief Executive Officer

Date:  July 23, 2007

ANNEX A

THE BRAZILIAN POWER INDUSTRY

The Brazilian Electricity System Overview

Brazil’s system of electricity production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with multiple owners. The Sistema Interligado Nacional — SIN (the National Interlinked System), or the Brazilian Grid, is comprised of companies in the southern, southeastern, center-west, and northeastern regions and part of the northern region of Brazil. Only 3.0% of the country’s electricity production capacity is outside the National Grid, in small isolated systems located mainly in the Amazon region.

Since the electricity system has been growing at a high rate in terms of both generation and transmission, the process of integration is advancing fast, and its operational complexity is growing proportionately.

Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential close to 260,000 MW, of which only 27% has been developed, according to the Energy Research Company, or EPE.

The table below shows the installed capacity of electric power generation in the interconnected power system (excluding non-connected systems and self-production capacities), divided into hydroelectric and thermoelectric generation capacity, from 1991 through 2006 in MW.

Year	Hydroelectric	Thermoelectric	Proinfa(*)
1991	45,808	3,789	—
1992	46,995	3,672	—
1993	47,834	3,514	—
1994	49,136	3,490	—
1995	50,582	3,490	—
1996	52,266	3,724	—
1997	53,664	3,730	—
1998	55,519	3,903	—
1999	57,724	4,135	—
2000	59,452	6,217	—
2001	61,044	7,096	—
2002	63,739	10,223	—
2003	66,321	11,000	—
2004	67,012	12,090	—
2005	69,760	12,363	—
2006	71,411	12,701	612	(**)

Sources : National System Operator- ONS, Annual Energy Planning

(*)                                 Proinfa — the Program to Support Alternative Electricity Sources — was created to work with the Mining and Energy Ministry (MME) by Law 10348 of April 26, 2002. Its purpose is to help diversify Brazil’s sources of energy, and also to seek regional solutions through advantageous economic use of renewable sources, using available resources and applicable technologies. Initially the aim is to increase the proportional contribution to the National Grid System of electricity output produced from wind energy by Small Hydroelectric Plants (PCHs) and from biomass.

(**)                          Small Hydroelectric Plant - SHP, Small Thermal Plant - STP and Wind Power Plants

Brazil has an installed capacity in the interconnected power system of 84.74 GW, approximately 85% of which is hydroelectric. This installed capacity includes half of the installed capacity of Itaipu — 12,600 MW owned equally by Brazil and Paraguay. According to data from the National System Operator — ONS, Brazil’s installed capacity is projected to increase to approximately 96.94 GW by 2011, of which 18% is projected to be thermoelectric and 82% is projected to be hydroelectric. There are approximately 49,723 miles of transmission lines with voltages equal to or higher than 230 kV in Brazil.

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

Electricity Supply and Demand

Between 1986 and 2006, the consumption of electricity in Brazil grew by approximately 3.7% per year (from 166.7 GWh to 352.9 GWh), the number of consumers increased by approximately 4.2% per year (from 25,900 thousand to 58,980 thousand) and the total installed capacity increased by more than 4.2% per year (from 43,264 MW to 98,207 MW). The following table sets forth the growth in Brazil’s energy consumption, population and growth rate of the gross domestic product, or GDP, from 1986 through December 31, 2006.

	Energy	Energy		Population
	Consumption	Consumption	GDP Growth (%)	(in millions)
Year	(in GWh) (5)	(% Growth) (5)	(6)	(6)
1986	166.7	10.6	7.5	137.7
1987	181.3	7.4	3.5	140.3
1988	191.8	5.8	(0.1)	142.8
1989	200.5	4.5	3.2	145.2
1990	204.4	2.0	(4.3)	147.6
1991	213.5	4.4	1.0	149.9
1992	217.4	1.8	(0.5)	152.2
1993	226.2	4.0	4.9	154.5
1994	231.6	2.4	5.9	156.8
1995	248.7	7.4	4.2	159.0
1996 (1)	259.3	4.3	2.2	161.2
1997	276.8	6.7	3.4	163.4
1998	287.5	3.9	0.0	165.7
1999	292.7	1.8	0.3	167.9
2000	307.5	5.1	4.3	170.1
2001	283.3	(7.9)	1.3	172.4
2002	290.5	2.5	2.7	174.6
2003	307.0	5.7	1.1	179.0
2004	320.8	4.5	5.7	181.6
2005 (2)	334.6	4.3	2.9	184.2	(2)
2006 (3)	352.9	5.5	3.7	187.0	(4)

(1)    Figures were changed in the data series from 1996 to 2006, due to a new method of calculation for GDP introduced by the IBGE (Brazilian Statistics Institute).

(2)    Electricity Market Statistics and Analysis (Estatística e Análise do Mercado de Energia Elétrica) – Monthly Bulletin,   published by EPE, December 2006).

(3)    IBGE forecast

(4)    Market Monitoring System – Total consumption (May 2007) (EPE).

(5)    Energy’s Forecasts – published by EPE (Energy Research Company), linked to the  Mining and Energy Ministry (MME).

(6)    Population and GDP – published by IBGE (Brazilian Statistics Institute).

Between 1986 and the end of 2006, consumption of electricity in Brazil generally grew at a faster rate than Brazil’s GDP, with the exception of 1993 and 1994, during which labor intensive industries lowered their output. Even in years in which the GDP had negative growth, electricity consumption increased. Overall electricity consumption growth averaged 5.6% per year from 1970 to 2006. According to the energy consumption forecast studies of EPE (Energy Research Company) for the 2006 Planning Cycle, the

Brazilian consumption growth rate should reach an average of 5.0% per year for the next -five-year period. The following table illustrates the forecasted breakdown of the consumption growth rate per region:

			Southeast/
	North	Northeast	Midwest	South
Period	Integrated	Integrated	Integrated	Integrated	Brazilian Average
2006-2011	6.2%	5.2%	4.8%	4.7%	5.0%

Source: —EPE — Planning Cycle 2006

The following table provides information on the risks of an energy deficit of more than 5% of the market of each subsystem in the south, southeast-center-west, north and northeast regions in the coming years.

	Probability of Electricity Shortfalls (%)
Region	2007	2008	2009	2010	2011
South	0.0	2.7	4.4	6.6	10.1

Southeast/Midwest	0.1	3.4	4.7	7.8	10.4

North	1.1	11.5	6.4	7.6	10.1

Northeast	0.9	5.1	4.5	8.0	10.2

Source: National System Operator — ONS, Monthly Operation Planning, January 2007

The increase in the risk of an energy deficit to more than 5% in 2010 and 2011, shown in the above table, is due to exclusion from the study of part of the capacity of some natural gas thermal power plants that did not have sufficient fuel to generate energy, based on the test made by the National System Operator, in December 2006. In the forthcoming years, the Brazilian companies that supply oil and natural gas will have a challenge in building the supply of natural gas to meet the needs of the thermal power plants. In April 2007 Petrobras proposed a plan to increase the production of natural gas, and import LNG, to build the supply of natural gas to meet the needs of the consumption that is forecast. This plan aims to supply the entire needs of the thermal power plants until 2010.

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

In particular, the Federal Government has taken the following measures:

•                                          In 1990, the Federal Government created the National Privatization Program aimed at transferring certain companies controlled by it to the private sector, including those from the power industry.

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

•                  provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell all or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others;

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

•                  the creation of the National Integrated System Operator (Operador Nacional do Sistema, or ONS), a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system; and

•                  the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law.

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

•                                          In March 2002, the GCE terminated the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand.  Accordingly, the Federal Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary rate readjustment, or RTE, to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing. For additional information regarding the rationing, see “Rationing and Extraordinary Rate Increases”.

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

As a result of the end of the rationing measures, the Federal Government, through Decree No. 4,261 of June 6, 2002, terminated the GCE and created the Câmara de Gestão do Setor Elétrico (the Electricity Sector Management Committee), or CGSE, to replace the GCE as coordinator of the electricity sector revitalization measures, and to lend support to the Federal Government with respect to related issues.

Law No. 10,438 of  April 26, 2002 authorized the creation of the General Agreement of the Electricity Sector, which was designed to resolve issues related to the Electricity Rationing Plan by providing for compensation for rationing-related losses to generation and distribution companies in Brazil and restoring the economic equilibrium of the concession agreements, which was thrown out of balance during the rationing period.

Such Law authorized an extraordinary rate increase, or RTE, applicable to final consumers that would compensate both generators and distributors for such rationing-related losses. The increased rates will be in force for an average period of 72 months beginning January 2002. The RTE also covers financial losses resulting from those costs that are beyond the control of the distributor, referred to as Parcel A costs, from January 2001 to October 2001 as well as losses of generators incurred as a result of payment of free energy costs above the Initial Contract average price. The RTE percentage charged for residential consumers (excluding low-income consumers), rural consumers, public street lighting and high-tension industrial consumers whose costs related to electric energy represent at least 18% of average production cost and fulfill certain other criteria was 2.9% and the RTE percentage charged to all other consumers was 7.9%, producing a weighted average increase of 5.87%.

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

The Concession Law establishes, among other things, the conditions that the concessionaire must comply with in rendering electricity services, the consumer’s rights and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations in force governing the electricity sector. The main provisions of the Concession Law are summarized as follows:

•                                          Adequate service. The concessionaire must render an adequate service to satisfy, among other things, regularity, continuity, efficiency, safety and accessibility of the service.

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

Penalties

ANEEL’s Resolution 63, enacted on May 12, 2004 (which revoked Resolution 318 enacted on October 6, 1998), governs the imposition of sanctions against the operators in the electricity sector, defines conduct constituting violations of the law and classifies the appropriate penalties based on the nature and gravity of the violation (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). Depending on the violation, the fines can be up to two per cent of the amount invoiced by the concessionaires in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the operator to request ANEEL´s approval in case of:

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

Principal Regulatory Authorities

National Energy Policy Council

In August 1997, the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) was created to advise the Brazilian president regarding the development and creation of the national energy policy. The CNPE is presided over by the MME, and the majority of its members are officials of the Federal Government. The CNPE was created to optimize the use of Brazil’s energy resources and to assure the supply of electricity to the country.

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

ONS

The ONS was created in 1998 as a non-profit private entity comprised of Free Consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters. The New Industry Model Law, regulated by Decree 5,163 of July 2004, and Decree 5,081 of May 14, 2004, granted the Federal Government the power to appoint three directors of the ONS, including the Director-general. The primary role of the ONS is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others:

•                                          planning and scheduling of the operation and the centralized dispatching of the generation in order to optimize the interconnected power system;

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

The active participation of the ONS to ensure access to transmission grids occurs by means of contractual relationships established between the ONS, the owners of the basic transmission grid and the users of the transmission grid. Such contractual relationships comprise the following:

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

•                                          the Contrato de Conexão à Rede Básica (Connection Contract), a contract between the concessionaires and the transmission grid users which establishes the technical terms required to connect to the Brazilian grid; and

•                                          the Contrato de Compartilhamento de Instalações (Infrastructure Sharing Agreement), a contract between the concessionaires for the sharing of the Brazilian grid facilities.

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

Under the New Industry Model Law, the price of electricity bought or sold in the spot market, known as the Price of Liquidation of Differences (Preço de Liquidação de Diferenças), or PLD, will take into account factors similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will be mainly linked to the equilibrium between the market supply and demand for electricity as well as the impact that any variation on this equilibrium may have on the optimal use of the electricity generation resources by the ONS.

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

Free Consumers

Law No. 9,074 of July 7, 1995, as amended by Law Nos. 9,648/98 and 10,848/04, partially abolished the exclusivity of supply of electricity that distribution concession holders had previously enjoyed within their concession areas. Consumers that qualify as Free Consumers may choose their energy supply between generators and traders of electricity. Currently, such consumers are the ones (i) connected prior to July 1995 with a demand equal to or greater than 3 MW, supplied at a voltage level equal to or greater than 69 kV or (ii) connected after July 1995 with a demand equal to or greater than 3 MW, supplied at any voltage level or (iii) that consume between 500kW and 3MW if they choose to purchase their energy from renewable energy sources, such as small hydroelectric facilities or biomass, also referred to as “special consumers”.  On December 21, 2006, ANEEL issued Resolution 247, which regulates activities related to special consumers.

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

Additionally, those who choose to be Free Consumers may only return to the status of captive consumers, i.e., to be once again subject to regulated rates, upon a five-year prior communication to the local distribution company, unless such company, at its discretion, agrees to a shorter term. With the publication of Decree 5,163, of July 30, 2004, Free Consumers became subject to penalties if they do not contract all of their demand under the so-called “bilateral” contracts. Also, under the new market rules, Free Consumers are obliged to join and subscribe to the CCEE. Presidential Decree 4,413 and ANEEL’s Resolution 665, of  November of 2002, set directives for the separation of the wholesale supply contracts of large electricity consumers whose supply voltage is 2.3 kV or higher. Such legislation determined that these large electricity consumers split their current supply contracts into three types: (i) a supply agreement, (ii) a main transmission grid connection and use agreement and (iii) a distribution grid connection and use agreement. The deadlines established for compliance with this resolution are (i) July 1, 2003, for those consumers whose purchased demand is higher than 3 MW, (ii) July 1, 2004, for those consumers whose purchased demand is higher than 1 MW and (iii) July 1, 2005, for all other consumers.

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

On February 6, 2007 ANEEL issued Resolution No. 252, which revoked some of the above mentioned limits on the concentration of certain services and activities within the power industry.  Resolution No. 252 revoked the limits applicable to power companies owning installed capacity in Brazil, as described in item (1) above. The limits  applicable to the distribution and trading markets pursuant to (2) and (3) above remain in force.

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

In 2002, the Proinfa Program was established by the Federal Government to create certain incentives for the development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects. Under the Proinfa Program, Eletrobrás will purchase the electricity generated by these alternative sources for a period of 20 years and will pass it on to distributors. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. Projects seeking to qualify for the benefits offered by the Proinfa Program must be fully operational by December 31, 2008.

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

TUSD

The TUSD is paid by generation companies, distribution concessionaires which use the distribution grid of others and Free Consumers for the use of the distribution system of the distribution concessionaire to which they are connected  and are revised annually according to an inflation index and investments made by the distributors in the preceding year for the maintenance and expansion of the grid. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the rate in R$/kW which is set by ANEEL.

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

In accordance with Law 9,648/98 power purchase contracts, known as Initial Contracts, have being reduced 25% since 2002. As of January, 2006, CEMIG does not have the amount of power contracted under the Initial Contracts. With this reduction the responsibility for payment of the TUST, which was previously paid by the distribution companies, has been transferred to generation companies. Generation companies are paying transmission charges on the basis of the amount of power demand sold to consumers. Charges for load will be determined on the basis of maximum use of the transmission system during periods of peak usage.

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

Each distribution company’s concession agreement provides for an annual rate adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index, adjusted by an X Factor.Electricity distribution companies, according to their concession contracts, are also entitled to periodic revisions (revisão periódica) every few years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the X factor, which is based on three components:(i) Xc, which is a factor based on our consumer satisfaction as surveyed by ANEEL and is set each year; (ii) Xa, which is a factor based on the difference between the IPCA and IGP-M inflation indexes multiplied by our total personnel costs (since our labor increases are based on the IPCA and our tariff increases are based on the IGP-M) and is set each year; and (iii) Xe, which is a factor based on our productivity gains over a five-year period and is set every five years.

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

Low-income consumers benefit from a special rate established by the Federal Government (through ANEEL), subsidized by regular consumers. Since 2002, the deficit generated by the application of this special rate for new low-income consumers has been financed by Eletrobrás with funds from the RGR (Global Reversion Reserve) and the CDE (the Energy Development Account). In 2002, Decree 4336/02 determined that the distribution companies would be compensated for the revenue loss resulting from the Special rate, with funds from Eletrobrás.

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

Potentially free consumers are those whose demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level, so long as the supply began after July 1995. In addition, consumers with contracted demand equal to or higher than 500kW or more may be serviced by suppliers other than their local distribution company if they move to energy from alternative energy sources, such as wind, biomass or small hydroelectric plants.

Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion, except for special consumers, which may provide 180 days’ notice. This extended  notice period seeks to assure that, if necessary, the construction of cost efficient new generation could be finalized in order to supply the re-entry of Free Consumers into the regulated market. In addition, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to free consumers. State-owned generators may sell electricity to Free Consumers, but as opposed to private generators, they are obliged to do so through an auction process.

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

Under the Power Industry Law, electricity committed to Initial Contracts is reduced by 25% each year from 2002 to 2005. Generation companies will be allowed to trade their excess, non-contracted electricity in the ACR or in the free electricity market and may conduct public auctions to trade any non-contracted volumes with Free Consumers or energy traders “The “Initial Contracts” expired in December 2005, and all the released energy  was renegotiated in the  ACR or in the ACL.

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

Energy Auctions in the Regulated Contracting Environment

Since August 2005, all electricity  distribution companies and  free consumers are required to notify MME, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent ten years. Each distribution company will be required to notify MME, within the 60 day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies will be required to specify the portion of the contracted amount they intend to use to supply potentially free consumers.

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

Following the conclusion of the 2004 auction, the distribution companies and sellers signed CCEARs setting forth the terms, conditions, prices and contracted amounts of electricity. The distributor was also required to provide security interests in connection with the CCEARs. Generally, the seller will be granted an interest in receivables in an amount equal to 110.0% of the average amount of the last three invoices under the CCEAR.

During the auction, a total of 17,008 MW were sold, corresponding to 96.0% of the distribution companies’ total demand, of which 9,054 MW were sold at an average price of R$57.51/MWh for eight-year contracts beginning in 2005; 6,782 MW were sold at an average price of R$67.33/MWh for eight-year contracts beginning in 2006; and 1,172 MW were sold at an average price of R$75.46/MWh for eight-year contracts beginning in 2007- all prices refer to December, 2004.

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

The third auction took place on October 11, 2005. It was designed for distributors to buy the energy they were not able to buy in the previous auctions. Two products were offered: (i) a three year contract for the period 2006-2008 and (ii) a eight year contract beginning in 2009. The demand of 102 MW for the three year contract was fully served, and the average price was R$ 62.95/MWh. For the contract beginning in 2009, 1,166 MW (59% of the total demand for that year) were sold at an average price of R$ 94.91/MWh. Our companies did not sell or purchase energy in this auction.

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

One of the factors that contributed to the low participation by private investors in the total amount sold at the First New Energy Auction was the maximum price stipulated by the government for contracting of hydroelectric energy, R$ 116.00/MWh. Investors considered this amount to be insufficient for the return on investment in almost all the hydroelectric plants. At the same time, all the new projects tendered for were contracted, basically by public-sector companies.

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

In 2006, CCEE, under the coordination of ANEEL, conducted two new energy auctions. In the second new energy auction the total amount of energy sold was on average 1,682 MWs. The start date for the supply of this energy is in 2009 and recorded in 15-year (thermal plants) and 30-year (hydro plants) contracts according to the source of the energy. Only 49% of the energy sold in this auction was from new power plants, which are still not operating. The other 51% was from existing plants, which participated in the auction like “botox” plants. The average price of the energy sold at the auction was R$128.95/MWh. The average price for hydro was R$126.77/MWh and the average price for thermal was R$132.39/MWh. These prices were the result of the auction’s rules which give a maximum price for hydroelectric plants that is less than the maximum price for thermal plants. Cemig Generation and Transmission sold an average of 355 MWs in a 30-year contract at an average price of R$125.48/MWh. The energy sold is from “botox” hydro plants like Irapé, Queimado, Porto Estrela and Aimorés. Cemig Distribution bought an average of 98 MWs at an average price of R$128.12 from different sellers and different sources (hydro and thermal plants).

In the third new energy auction, CEMIG sold an average of 1,104 MWs in 15-year (thermal) and 30-year (hydro) contracts each beginning in 2011. The average price of this auction was R$128.90/MWh. The average hydroelectric price was R$120.86/MWh and an average of 569 MWs were sold from this source. The average thermal price was R$ 137.44/MWh and with an average of 535 MWs sold from this source.  Cemig Generation and Transmission did not sell energy in this auction. Cemig Distribution bought an average of 48 MW at the average price of the auction.

CCEE also conducted two existing energy auctions in 2006. In the fifth existing energy auction the total amount of energy sold was 204 MW in eight-year contracts beginning in 2007. The average price of this auction was R$ 104.74/MWh. According to the commercial strategy of the Company, Cemig Generation and Transmission and Cemig Distribution did not participate in this auction.

The other existing auction was only a market adjustment auction with three-month contracts with average sales of 10 MW. Cemig Generation and Transmission and Cemig Distribution did not participate in this auction, according to the commercial strategy.

In June 2007, the Electricity Trading Chamber (CCEE), under the coordination of ANEEL, conducted the first Alternative-Sources Electricity Auction, under procedures and conditions set by the Federal Government through the Mining and Energy Ministry (MME). The auction placed a total of 186 average MW – all for supply starting in 2010, under contracts for 30 years (for Small Hydro Plants) and 15 years (for biomass, wind, and other sources). Of the total contracted, 75% was for supply from alternative sources (biomass) and 25% from Small Hydro Plants. The average price of the energy sold at this auction was R$137.90/MWh (R$134.99/MWh for the hydroelectric product and R$138.85/MWh for alternative-sources product).

The total amount of power offered was about 515 average MW, of which only 36% was contracted. CEMIG Generation and Transmission did not participate in this auction as a seller, but CEMIG Distribution bought 81.35 average MW, at the average price of the auction.

We are planning to participate in the 5th and 6th  Public Auction for New Energy to be held by ANEEL on July 26, 2007.

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

Limitation on Pass-Through

The rules also limit the pass-through of costs of electricity to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected electricity demands in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions. The Annual Reference Value will be applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects will be allowed to be fully passed-through. The decree establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

•                                          no pass-through of costs for electricity purchases that exceed 103% of regulatory demand;

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

Exhibit Index

Exhibit
Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 26, 2007.

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

2.3

Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4

Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

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

4.3

First Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4

Contracts of Concession of Public Service for Distribution of Electric Energy, dated June 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.5

First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.6

Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

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

4.13

Summary of Indenture Covering the Third Public Issuance of Common Debentures, dated June 14, 2004, between CEMIG and Pavarini Distribuidora de Títulos e Valores Mobiliários (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

4.14

Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.15

Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.16	Summary of Indenture Covering the First Issuance of Commercial Paper Securities, dated July 27, 2006, between CEMIG Distribuição S.A. and Banco do Brasil Banco de Investimentos S.A.

4.17	Summary of Indenture Covering the First Issuance of Commercial Paper Securities, dated July 27, 2006, between CEMIG Geração e Transmissão S.A. and Banco do Brasil Banco de Investimentos S.A.

4.18	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG Distribuição S.A. and Unibanco – União dos Bancos Brasileiros S.A.

4.19

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG Geração e Transmissão S.A. and Unibanco – União dos Bancos Brasileiros S.A.

4.20	Summary of Indenture Covering Public Distribution of the Third Issuance of Commercial Paper Securities, dated June 12, 2007, between CEMIG Distribuição S.A. and CEF – Caixa Econômica Federal.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 2, 2007.

12.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 2, 2007.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 2, 2007.

13.2	Chief Financial and Investor Relations Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 2, 2007.

Companhia Energética de Minas Gerais – CEMIG

Financial Statements as of December 31, 2006 and 2005 and for the Years Ended December 31, 2006, 2005 and 2004 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte – MG, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais – CEMIG and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companhia Energética de Minas Gerais – CEMIG as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 15 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006. Also, as discussed in Note 2 to the consolidated financial statements, the Company adopted the Securities and Exchange Commission’s Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil

June 29, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Expressed in millions of Brazilian reais)

ASSETS

	December 31,
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents (note 6)	1,108	1,349
Accounts receivable, net (note 7)	1,692	1,316
Accounts receivable - use of basic transmission network	350	303
Deferred regulatory assets (note 4)	1,149	1,150
Deferred income taxes benefits (note 5)	89	43
Recoverable taxes (note 8)	205	350
Materials and supplies	29	25
Other	231	242
	4,853	4,778

INVESTMENTS (note 9)	523	136

PROPERTY, PLANT AND EQUIPMENT, NET (note 10)	13,665	11,971

OTHER ASSETS:
Deferred regulatory assets (note 4)	1,548	2,315
Account receivable from Minas Gerais State Government (note 3)	1,726	1,519
Recoverable taxes (note 8)	559	216
Accounts receivable, net (note 7)	50	64
Deferred income taxes benefits (note 5)	269	192
Escrow deposits	273	83
Other	22	72
	4,447	4,461
Total assets	23,488	21,346

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Expressed in millions of Brazilian reais, except share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31,
	2006	2005
CURRENT LIABILITIES:
Accounts payable to suppliers (note 11)	768	734
Payroll and related charges	174	174
Taxes payable (note 12)	501	401
Deferred income taxes (note 5)	392	184
Dividends and interest on capital	877	1,602
Current portion of long-term financing (note 13)	691	985
Regulatory charges payable (note 14)	420	266
Employee post-retirement benefits (note 15)	120	161
Employee profit sharing (note 19)	74	77
Derivative contracts (note 22)	187	143
Other	187	211
	4,391	4,938

LONG-TERM LIABILITIES:
Long-term financing (note 13)	5,833	3,841
Employee post-retirement benefits (note 15)	1,666	1,535
Deferred income taxes (note 5)	238	730
Accrued liability for contingencies (note 16)	280	377
Accounts payable to suppliers (note 11)	264	337
Taxes payable (note 12)	41	124
Deferred regulatory liability – special obligations (note 4)	2,194	—
Other	192	193
	10,708	7,137

MINORITY INTEREST	19	19

SHAREHOLDERS’ EQUITY: (note 17)
Capital stock -
Preferred – 273,838,953 thousand shares authorized and issued and 273,631,569 outstanding as of December 31, 2006 and 2005	804	804
Common – 212,622,504 thousand shares authorized, issued and outstanding as of December 31, 2006 and 2005	624	624
	1,428	1,428
Additional paid-in capital	3,170	3,170
Appropriated retained earnings	2,879	2,793
Unappropriated retained earnings	1,503	2,367
Accumulated other comprehensive loss	(610)	(506)
	8,370	9,252
Total liabilities and shareholders’ equity	23,488	21,346

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in millions of Brazilian reais, except share and per share amounts)

	Years ended December 31,
	2006	2005	2004
NET OPERATING REVENUES:
Electricity sales to final customers (note 18)	9,319	8,708	8,541
Regulatory extraordinary rate adjustment (note 4)	1	8	89
Deferred rate adjustment (note 4)	—	110	640
Electricity sales to the interconnected power system (note 18)	884	237	36
Use of basic transmission network (note 18)	1,780	1,523	245
Other operating revenues (note 18)	199	168	536
Taxes on revenues (note 18)	(3,543)	(3,241)	(2,608)
Total net operating revenues	8,640	7,513	7,479
OPERATING COSTS AND EXPENSES:
Electricity purchased for resale (note 19)	(1,907)	(1,455)	(1,370)
Natural gas purchased for resale	—	—	(268)
Use of basic transmission network	(687)	(709)	(538)
Depreciation and amortization	(810)	(669)	(677)
Personnel (note 19)	(1,046)	(779)	(788)
Regulatory charges (note 19)	(1,031)	(983)	(861)
Regulatory liability – Special obligations (note 4)	(1,057)	—	—
Third-party services (note 19)	(475)	(420)	(329)
Employee post-retirement benefits (note 15)	(245)	(257)	(153)
Materials and supplies	(116)	(95)	(83)
Provision for loss on deferred regulatory assets (note 4)	(49)	(183)	(9)
Employees profit sharing (note 19)	(210)	(260)	(110)
Other (note 19)	(234)	(379)	(280)
Total operating costs and expenses	(7,867)	(6,189)	(5,466)
Operating income	773	1,324	2,013

FINANCIAL INCOME, NET (note 20)	335	754	350

NON-OPERATING INCOME
Equity in results of Investments	91	29	3
Gain on GASMIG shares Sale	—	—	102
	91	29	105
Income before income taxes and minority interests	1,199	2,107	2,468
INCOME TAXES (note 5)
Current	(575)	(271)	(543)
Deferred	78	(29)	(188)
	(497)	(300)	(731)
MINORITY INTERESTS	—	2	2
NET INCOME	702	1,809	1,739
OTHER COMPREHENSIVE INCOME (LOSS):
Minimum pension liability adjustment (note 15)	212	38	(717)
Deferred income taxes (expense) benefits	(72)	(13)	243
	140	25	(474)
COMPREHENSIVE INCOME	842	1,834	1,265
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating basic earnings	486,254,073	486,254,073	486,254,073
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating diluted earnings	496,837,488	490,434,261	486,254,073
Basic earnings per thousand common and preferred shares - In Brazilian reais	1.44	3.72	3.58
Diluted earnings per thousand common and preferred shares - In Brazilian reais	1.41	3.69	3.58

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in millions of Brazilian reais)

	Years ended December 31,
	2006	2005	2004
CAPITAL STOCK:
Preferred -	804	804	804
Common -	624	624	624
	1,428	1,428	1,428
ADDITIONAL PAID-IN CAPITAL	3,170	3,170	3,170
APPROPRIATED RETAINED EARNINGS:
Fiscal incentive investment reserve-	45	45	45
Rate shortfall reserve-	2,648	2,648	2,648
Legal reserve-
Balance, beginning of year	100	—	—
Transfer from unappropriated retained earnings	86	100	—
Balance, end of year	186	100	—
	2,879	2,793	2,693
UNAPPROPRIATED RETAINED EARNINGS:
Balance, beginning of year	2,367	2,449	1,290
Cumulative effect adjustment for adoption of SAB 108, net of tax	(133)	—	—
Net income	702	1,809	1,739

Transfer to appropriated retaining earnings	(86)	(100)	—
Dividends and interest on capital	(1,347)	(1,791)	(580)
Balance, end of year	1,503	2,367	2,449

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year	(506)	(531)	(57)
Adjustment to initial adoption SFAS nº 158, net of tax	(244)	—	—
Other comprehensive income (loss)	140	25	(474)
Balance, end of year	(610)	(506)	(531)
Shareholders’ equity at end of year	8,370	9,252	9,209

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in millions of Brazilian reais)

	Years ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	702	1,809	1,739
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	810	669	677
Deferred regulatory assets and liabilities	912	626	(598)
Monetary variation and exchange rate variation gain	(309)	(866)	(953)
Loss on disposal of property, plant and equipment	21	52	29
Employee post-retirement benefits	(68)	(72)	(118)
Provision for contingencies and doubtful accounts receivable	(97)	19	146
Regulatory liability – special obligations	1,057	—	—
Provision (reversal) for loss on account receivables from Minas Gerais State Government	(99)	(223)	326
Provision for loss on deferred regulatory assets	49	183	9
Deferred income taxes	(78)	29	188
Gain on sale of GASMIG shares	—	—	(102)
Equity in results of investments	(91)	(29)	(3)
Other	(2)	1	(28)

Decrease (increase) in operating assets-
Accounts receivable	(263)	(188)	(196)
Recoverable taxes	(229)	(311)	(25)
Accounts receivable – use of basic transmission network	(47)	(275)	—
Other	71	61	126

Increase (decrease) in operating liabilities-
Accounts payable to suppliers	(102)	89	(101)
Payroll and related charges	—	(15)	(25)
Taxes payable	(236)	(259)	240
Regulatory charges payable	79	153	21
Accrued interest on long-term financing and short-term loans	(38)	78	3
Other	244	244	143
Net cash provided by operating activities	2,286	1,775	1,498

	Years ended December 31,
	2006	2005	2004

CASH FLOWS FROM INVESTING ACTIVITIES
Escrow deposits	(190)	(5)	7
Proceeds from sale of GASMIG	—	—	154
Acquisition of investments	(568)	(32)	(10)
Acquisition of property, plant and equipment	(1,328)	(1,511)	(1,061)
Net cash used in investing activities	(2,086)	(1,548)	(910)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	2,248	1,515	1,207
Repayment of long-term financing and short-term loans	(1,817)	(818)	(1,424)
Proceeds from short-term loans	1,200	—	316
Dividends and interest on capital paid	(2,072)	(491)	(237)
Net cash provided by (used in) financing activities	(441)	206	(138)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(241)	433	450

CASH AND CASH EQUIVALENTS:
Beginning of the year	1,349	916	466
End of the year	1,108	1,349	916
	(241)	433	450

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	696	735	225
Interest paid, net of interest capitalized	756	500	383
Accounts receivables from State Government offset by dividends	79	77	49
Debentures issued related to Irapé power plant offset by dividends	30	23	23
Disclosure of non-cash investing activity
Property, plant and equipment increase on the special obligation recognition	1,137	—	—

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004

(Amounts expressed in millions of Brazilian reais, unless otherwise indicated)

1.      THE COMPANY AND ITS OPERATIONS

(a) The Company

Companhia Energética de Minas Gerais, “CEMIG” or the “Company”, a listed company, has operated solely and exclusively as a holding company as from January 1, 2005, with shareholder participations in individually and jointly controlled subsidiaries. The principal objectives of its subsidiaries are the construction and operation of systems used in production, transformation, transmission, distribution and sales of electric energy, as well as the development of activities in the different fields of energy, with a view to the their economic exploitation.

As the most part of its subsidiaries are concessionaires of electric utility services, they are subject to regulations set by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or “ANEEL”), an agency of the Brazilian Federal Government (the “Federal Government”).

The Company’s consolidated operating subsidiaries as of December 31, 2006 are as follows:

•      Cemig Geração e Transmissão S.A. (“Cemig Geração e Transmissão”) (100.00% interest) – Electric power generation and transmission, through 46 plants – of which 43 hydroelectric, 1 wind and 2 thermoelectric plants – and transmission lines mostly belonging to the basic grid of the Brazilian generation and transmission system;

•      Cemig Distribuição S.A. (“Cemig Distribuição”) (100.00% interest) – Electric power distribution through distribution grids and lines covering approximately 97.00% of the State of Minas Gerais;

•      Sá Carvalho S.A. (“Sá Carvalho”) (100.00% interest) - Generation and sale of electric energy from the Sá Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

•      Usina Térmica Ipatinga S.A. (“Ipatinga”) (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS;

•      Empresa de Infovias S.A. (“Infovias”) (100.00% interest) - Rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment;

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

•      Central Termelétrica de Cogeração S.A. (“Cogeração”) (100% interest) – Generation and sale of electric energy, as an independent power producer, through the construction and operation of the Barreiro thermoelectric power plant, located on Vallourec & Mannesmann Tubes’s facilities, in Minas Gerais State. The concession was transferred to UTE Barreiro S.A. in the first quarter of 2006;

•      Rosal Energia S.A. (“Rosal”) (100.00% interest) – Generation and sale of electric energy as an electric energy public service concessionaire through Rosal hydroelectric plant, located on the border between Rio de Janeiro and Espírito Santo States;

•      Central Hidrelétrica Pai Joaquim S.A.(“Pai Joaquim”) (100.00% interest) – Generation and sale of electric energy, as an independent power producer. The concession of generation was transferred to Cemig PCH S.A. in the first quarter of 2006;

•      Cemig PCH S.A. (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Pai Joaquim hydroelectric power plant, located in the state of Minas Gerais;

•      Cemig Capim Branco Energia S.A. (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Capim Branco I and II hydroelectric power plants, located in the state of Minas Gerais, built through a consortium with private-sector partners;

•      UTE Barreiro S.A. (100.00% interest) - Generation and sale of electric energy, as an independent thermoelectric power producer, at the Central Termelétrica Barreiro (“UTE Barreiro”) located at the facilities of Vallourec & Mannesmann Tubes’s, in Minas Gerais State. The concession was received from Central Termelétrica de Cogeração S.A. in the first quarter of 2006;

•      Cemig Trading S.A. (100.00% interest) – a development stage enterprise engaged in the purchase and sale of energy;

The Company also has the following equity interests:

•      Rio Minas Energia Participações S.A .(“RME”) (jointly controlled - 25.00% interest) – holding company with 79.39% (see note 9 and note 31) interest of Light Serviços de Eletricidade S.A. (electric power distribution) with 3.8 million of consumers and Light Energia S.A.(electric power generation) with 852MW;

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

•      Companhia Transleste de Transmissão (“Transleste”) (jointly controlled - 25.00% interest) – Operation of the 345 KV transmission line (“TL”) connecting the substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant;

•      Empresa Paraense de Transmissão de Energia S.A.(“ETEP”) (jointly controlled - 17.51% interest) –Electric energy public service concessionaire with 500KV transmission line (“TL”) from Tucuruí substation to Vila do Conde substation, located in the state of Pará. The process of acquisition of 17.51% of the capital stock of ETEP was completed in August 2006 (see note 9);

•      Empresa Norte de Transmissão de Energia S.A.(“ENTE”) (jointly controlled - 18.35% interest) –Electric energy public service concessionaire with two transmission line (“TL”) of 500KV, one from Tucuruí substation to Vila do Conde substation, located in the state of Pará and the other from Marabá substation to Açailândia substation, located in the state of Maranhão. The process of acquisition of 18.35% of the capital stock of ENTE was completed in August 2006 (see note 9);

•      Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled – 18.35%) - Electric energy public service concessionaire with 230KV transmission line (“TL”) from Vila do Conde substation to Santa Maria, located in the state of Pará. The process of acquisition of 18.35% of the capital stock of ERTE was completed in August 2006 (see note 9);

•      Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled – 14.94%) - Electric energy public service concessionaire with 500KV transmission line (“TL”) between its substation of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. The process of acquisition of 14.94% of the capital stock of EATE was completed in August 2006 (see note 9);

•      Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled – 7.50%) - Electric energy public service concessionaire with 525KV transmission line (“TL”) from Campos Novos substation to Blumenau substation, both located in the state of Santa Catarina. The process of acquisition of 7.50% of the capital stock of ECTE was completed in August 2006 (see note 9).

CEMIG also has interests in the following development-stage companies as of December 31, 2006:

•      Companhia de Transmissão Centroeste de Minas (“Centroeste”) (jointly controlled - 51.00% interest) –Construction and operation of the 345 KV TL Furnas – Pimenta;

•      Companhia Transudeste de Transmissão (“Transudeste”) (jointly controlled - 24.00% interest) –Construction and operation of the 345 KV TL Itutinga – Juiz de Fora;

•      Companhia Transirapé de Transmissão (“Transirapé”) (jointly controlled - 24.50% interest) –Construction and operation of the 230 KV TL Irapé – Araçuaí;

•      Transchile Charrúa Transmisión S.A. – (“Transchile”) (jointly controlled – 49.00%) – Installation, operation and maintenance of the Charrúa – Nueva Temuco 220 kV transmission line and two transmission line sections in the Charrúa and Nueva Temuco sub-stations, in the central region of Chile.

Where Cemig exercises joint control it does so through stockholders´ agreements with the other stockholders of the investee company that gives CEMIG participating rights in such investees.

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

Under the law creating the new model for the industry, a generation company is not allowed to sell energy directly to the distribution company. As a result, the Company has to sell its electricity in a regulated market through public auctions conducted by ANEEL, or in the Free Contracting Environment (the “ACL”).  Legislation allows distributors that contract with the generation company under the Regulated Contracting Environment (the “ACR”) to reduce the quantity of energy contracted under these contracts up to a certain limit.

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

(a)   Basis of presentation - The financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Company’s statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are prepared and filed in accordance with the specific rules of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”) and ANEEL.

(b)    Constant currency remeasurement - Up to December 31, 1997, Brazil was considered a highly inflationary economy (cumulative inflation exceeding a total of 100% over a consecutive three-year period) and, for U.S. GAAP purposes, the Company prepared its financial statements under the constant currency method up to that date. CEMIG adopted the IGP-DI (General Price Index - Internal Availability) to restate its financial statements for inflation.

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

(c)    Principles of consolidation - The consolidated financial statements include the accounts of all majority-owned subsidiaries, except jointly controlled companies. As discussed in note 9, in December 2004, 40% of GASMIG’s capital stock was sold and entered into a shareholders’ agreement giving the minority shareholder in GASMIG substantive participating rights. These rights preclude the Company from consolidating GASMIG. Consequently, the Company’s investment in GASMIG is accounted for using the equity method of accounting as of the date of the shareholders’ agreement.

In consolidation, all significant intercompany balances and transactions were eliminated. The company also eliminates intercompany gains and losses on transactions with investments accounted for using the equity method. The minority interest in the positive equity in subsidiaries is shown as a separate caption on the face of the balance sheet.

(d)    Foreign currencies - Assets and liabilities denominated in foreign currencies are related principally to financing and are translated into reais at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date. The resulting gains and losses are recognized currently and included in the statements of operations for the appropriate period.

(e)    Cash and cash equivalents - The Company considers unrestricted cash on hand, deposits in banks and short-term investments with original maturities of three months or less, when purchased, and readily convertible to cash to be cash and cash equivalents.

(f)     Accounts receivable - Includes both amounts billed to customers and accrued revenues relating to unbilled energy supplied to customers as of the balance sheet date. Late fees arising from overdue electricity bills are accounted for on a cash basis.

The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses, according to the ANEEL criteria, as follows: (i) for consumers with significant debits, an individual analysis of the balance is made, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debits that are more than 90 days past due for residential consumers, or more than 180 days past due for commercial consumers, or more than 360 days past due for the other consumer types, are provisioned at 100%.

(g)    Investments - The Company’s investments in affiliated companies in which the company has the ability to exercise significant influence, but not control, are accounted for using the equity method of accounting.

(h)    Property, plant and equipment – These assets are recorded at acquisition or construction cost, restated to reflect price-level changes through December 31, 1997. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with Statement of Financial Accounting Standards (“SFAS”) 34 “Capitalization of Interest Cost”. Depreciation is computed on the straight-line method, at annual rates determined by ANEEL, which represent the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets. The net results of disposals of fixed assets are recorded as part of operating income.

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

(i)    Impairment of long-lived assets - CEMIG follows SFAS Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, CEMIG performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analyses. The Company has not recognized any impairment as a result of the application of this accounting policy for all periods presented.

(j)    Revenues, costs and expenses - Revenues, costs and expenses are recognized on an accrual basis, i.e., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our rates have been fixed or are determinable, and collectibility is reasonably assured regardless of when cash is received.

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

Use of basic transmission network revenues are recorded when earned and billed monthly, according to the revenue established through the concession contracts. In certain contracts, revenues to be earned in the final 15 years are 50.0% lower than those in the first 15 years of the concession. The Company recognizes revenue on these contract on a straight-line basis, in accordance with the nature of the services provided.

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

(k)     Income taxes - CEMIG accounts for income taxes in accordance with SFAS Nº 109 “Accounting for Income Taxes”, which requires an asset and liability approach to recording deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

(l)      Contingencies - The Company records provisions for contingencies when the loss is considered to be probable based on the opinion of internal and external legal counsel and is reasonably estimable, in accordance with SFAS Nº 5 “Accounting for Contingencies”.

(m)    Employees’ benefit plans - The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. The Company has also established post-retirement health care plans and dental plans and pays life insurance premiums for its retirees. The Company applies SFAS Nº 87, “Employers’ Accounting for Pensions”, SFAS Nº 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”. On December 31, 2006, the Company adopted the SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” provisions related to recognition and disclosures, which requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The impact of the adoption of SFAS 158 was as a charge of R$244, net of income taxes, recorded directly in accumulated other comprehensive income (AOCI) at year end. The Company has disclosed information about pension plans and other postretirement benefit plans as required by SFAS Nº 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”

Under Brazilian law, employees are entitled to a minimum of one-month vacation upon conclusion of each year of service. CEMIG fully accrues this liability based on the vested entitlement of the employees at each period end, plus related social security costs.

(n)   Environmental and remediation costs - CEMIG, in accordance with its environmental policy, has established various damage control and prevention programs in order to help limit its risks with respect to major environmental-related liabilities. The cost of these programs is expensed as incurred. CEMIG’s policy is to provide remediation costs when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. No provision in respect of these matters has been required to date.

(o)    Comprehensive income (loss) - CEMIG reports comprehensive income (loss) in accordance with SFAS Nº 130 “Reporting Comprehensive Income” and has elected to present it in the statement of operations. Comprehensive income (loss) comprises the minimum pension liability adjustments made pursuant to SFAS Nº 87. The components of accumulated other comprehensive income are as follows:

	As of December 31,
	2006	2005

Additional minimum liability	—	767
Under-funded status of postretirement benefit plans	925	—
Income tax	(315)	(261)
Total accumulated other comprehensive loss	610	506

(p)   Regulation and deferred regulatory assets and liabilities - As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company is subject to the provisions of SFAS Nº 71 “Accounting for the Effects of Certain Types of Regulation”. The rate-setting structure in Brazil is now designed to provide for recovery of the Company’s allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the “General Agreement”) with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001 and 2002. The increased rates will be in force in the electricity industry for an average period of 74 months as from January 2002. As of December 31, 2006, the asset of R$209 (note 4) recognized by the Company represents the amount expected to be recovered until February, 2008, in accordance with Emerging Issues Task Force (“EITF”) Nº. 92-7 “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”. The balances of the deferred regulatory assets are periodically compared with the Company’s recoverability projections, which are reviewed by Management depending on market events, changes in regulation and related circumstances. The respective provision for losses is adjusted accordingly.

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

Special obligations represent contributions received by concessionaires from customers for the purpose of expanding the electric distribution system. These contributions are incorporated into the Company’s distribution assets. For regulatory purposes, the depreciation of these assets were included in the tariff rate setting process and the corresponding liability was recorded for the amount of the total contributions. Under U.S. GAAP, the contributions were considered reimbursements of construction costs and credited against the cost of the related fixed assets.

On October 31, 2006, ANEEL issued a new regulation which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other items, that beginning on the date of the next respective tariff revision, the special obligations will be amortized as a reduction of net allowable costs over future periods, therefore reducing tariffs. Consequently, in accordance with SFAS No. 71, the special obligations became a regulatory liability as a result of this new regulation.

(q)   Earnings per share - Since each class of shares participates equally in earnings in the years presented, earnings per share was computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Consistent with many other Brazilian corporations, CEMIG discloses earnings per one thousand shares, as this is the minimum number that can be traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange, or “BOVESPA”). As mentioned in note 3, the Company has a contingent obligation to issue capital stock in connection with payments received on the account receivable from the State Government. This accounts receivable is currently being paid with dividends due to the State Government. Shares to be issued in connection with this obligation are considered dilutive for purposes of calculating earnings per share only when all necessary conditions for their issuance have been satisfied. At December 31, 2006 and 2005, the Company has obligation to issue shares in connection with dividends destined to offset the related receivable that are included in the weighted average shares outstanding. The following share information has been retroactively restated to reflect the stock split disclosed in Note 31:

	2006	2005
Basic weighted average shares outstanding	486,254,073	486,254,073
Dilutive effect shares to be issued in connection with the account receivable from the State Government.	10,583,415	4,180,188
Diluted weighted average shares outstanding	496,837,488	490,434,261

(r)    Segment information - The Company currently operates in the power generation and transmission, and distribution of energy segments. Until December 31, 2004, the Company’s electric energy business was managed centrally on the basis of the consolidated results of the generation, transmission and distribution operations and, accordingly, the electric energy business represented a single segment per the criteria described in SFAS Nº 131- “Disclosures about Segments of an Enterprise and Related Information” at that time. As described in note 28, the Company restructured its operations on January 1, 2005 to separate its generation and transmission and distribution activities.

(s)   Derivatives and hedging activities - As required by SFAS Nº 133 - Accounting for Derivative Instruments and Hedging Activities” derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying balance sheet, and corresponding changes in fair value are being recognized in earnings. Hedge accounting has not been applied to any of the Company’s derivative financial instruments. The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

(t)    Effects of correcting prior year misstatements - In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (Topic 1N) “Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality in the current period. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. Historically, the Company used the “rollover” method. Under this method the Company quantified its financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of prior-year misstatements to be material to the Company’s financial statements. SAB 108 now requires that the Company must consider both the rollover and iron curtain methods (“dual method”) when quantifying misstatements in the financial statements.

The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s origination. Upon adoption, SAB 108 permits the Company to adjust for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method.

The SAB 108 adjustment affects the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. The adoption of SAB 108 resulted in a cumulative effect adjustment of $133, net of taxes, to the opening balance of unappropriated retained earnings.

The cumulative effect adjustment was required to correct an error relating to the accounting for certain administrative costs which were improperly capitalized as Property, plant and equipment in periods prior to 2005. This adjustment was not deemed to be material, both quantitatively and qualitatively, prior to the adoption of SAB 108, using the rollover method.

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

The CRC Agreement was modified by certain amendments commencing in 2001 that addressed issued relating remuneration of the receivable and certain guarantees relating to dividend retention by the State government. Prior to the Fourth Amendment described below, a portion of the receivable was not guaranteed by the State Government. Consequently, had recognized a provision amounting to the full unguaranteed amount which was R$1,845 as of December 31, 2004.

a) Fourth Amendment to the CRC Agreement

The Extraordinary Shareholders Meeting which commenced on December 30, 2005, and ended on January 12, 2006, approved the Fourth Amendment to the CRC agreement which extended the guarantee relating to dividends payable to the State Government to the full balance receivable and changed the remuneration to IGP-DI plus annual interest of 8.18% per year. The balance is payable in 61 semi-annual installments which are due on June 30 and December 31 of each year, retroactively as from December 2004. The payments will be made by withholding 65.00% of the regular dividends and interest on capital due to the State Government. The dividends withheld will be used in the following order: (i) the settlement of past due installments, (ii) the settlement of the semi-annual installments, (iii) the pre-payment of up to 2 installments; and (iv) the payment of the remaining principal.

On December 31, 2006, the installments of the contract coming due on June 30, and December 30, 2007 had been received in advance.

Following are the balances of the CRC Agreement and related provision for losses for the periods presented:

CRC Agreement – balance on December 31, 2006	3,252
Provision	(1,526)
Net	1,726

Balance, net of provision for losses, on December 31, 2005	1,519
Balance, net of provision for losses, on December 31, 2004	1,097
Balance, net of provision for losses, on December 31, 2003	891

The dividends and Interest on Equity to be distributed to stockholders arising from net income recorded for the year ended December 31, 2006, proposed by the Executive Board and the Board of Directors, and approved by the General Stockholders Meeting on April 26, 2007 are recorded as Current liabilities. Of the dividends to be distributed, R$308 is payable to the government of the State of Minas Gerais, and R$128 will be retained for settlement of part of the CRC Agreement. The remaining amount of R$180 will be paid in cash to the government of the State of Minas Gerais.

In connection with the Fourth Amendment, the Company committed to comply with the following financial covenants which are calculated based on the financial statements prepared in accordance with Brazilian GAAP:

Target Description –According to Brazilian Gaap	Index Required
Indebtedness (1)/EBTIDA (2)	Less than 2
Indebtedness(1) / Indebtedness plus Shareholders Equity	Less than or equal to 40.00%
Capital expenditures	Less than or equal to 40.00% of EBTIDA (3)

(1) Indebtedness = total consolidated short-term and long-term financing

(2) EBTIDA = Earnings before interest, income taxes, depreciation and amortization.

(3) For the years of 2006 and 2007 the indexes required will be of 65.00% and 55.00% respectively.

In the event of the Company does not comply with the above covenants, the non-compliance is reported and addressed by the Company’s Board of Directors. As of December 31, the Company is in compliance with the above covenants.

b) Creation of Cemig CRC Account Securitization Fund

In January 2006, the Company created the CEMIG CRC Account Securitization Fund (FIDC) and assigned the accounts receivable under the CRC Account Agreement to the fund. The book value of the CRC Account receivables that were transferred to the FIDC in January 2006 was R$1,659. A portion of the FIDC was used by the Company to obtain R$900 in financing in the form of senior quotas issued by the FIDC. The senior quotas accrue interest based CDI plus 1.7% per year and are being amortized in 20 half-yearly installments. The senior quotas were acquired by financial institutions and are guaranteed by CEMIG. Consequently, the FIDC is fully consolidated by the Company and the senior quotas are recorded as Long-term financing.

4. DEFERRED REGULATORY ASSETS AND LIABILITIES

The components of the deferred regulatory assets are as follows:

	December 31,
	2006	2005
Energy Rationing Plan – Extraordinary rate adjustment:
Revenue losses (expected to be recovered within the next 24 months) incurred during the rationing period	209	331
Amounts to be transferred to generators	337	367
	546	698

Energy transactions on CCEE/MAE during the rationing plan	403	518
(-) Provision for loss on Transactions on the CCEE/MAE	(245)	(196)
	158	322
Additional Parcel A costs:
- Period from January 1, 2001 to October 25, 2001	632	549
- Period from October 26, 2001 and thereafter	143	277

Deferred rate adjustment	919	1,175
PIS-PASEP/COFINS	299	444

Special obligations	(2,194)	—
	503	3,465

Current assets	1,149	1,150
Other assets	1,548	2,315
Long-term liabilities	2,194	—

The Company has not recorded VAT related to the above items. The VAT, amounting to R$406 as of December 31, 2006 (R$549 as of December 31, 2005), will be assessed when these amounts are invoiced to the customers as a gross-up to the revenue invoiced. The VAT collected will then be passed on to the state tax authorities, resulting in no affect on net operating revenues. VAT is not assessed on Parcel A costs and PIS-PASEP/COFINS.

(a) Energy Rationing Plan – Extraordinary rate adjustment

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

These assets, which will be reimbursed through the special rate adjustment are monetarily restated based on SELIC from January 1, 2002. The extraordinary rate adjustment regulatory asset had its maximum recovery period, initially established as being 82 months, reduced to 74 months, from January 2002 to February 2008, pursuant to ANEEL’s Resolution No. 1 dated January 12, 2004. During the years ended December 31, 2006, 2005, and 2004, the Company collected R$257, R$261, and R$310, respectively, as a result of application of the extraordinary rate adjustment. Management periodically reviews its projections and, in the event that the estimates change in the future, the allowance will be adjusted as appropriate.

The recovery of the credits through the extraordinary rate adjustment regulatory asset, in accordance with ANEEL´s Resolution 45, from March 3, 2004, is carried out in the ratio of 64,29% and 35,71% for the credits relating to revenue losses and amounts to be transfer to generators, respectively.

(a.1) Recovery of revenue losses incurred during the period of the Energy Rationing Plan:

CEMIG recorded a regulatory asset under U.S. GAAP amounting to of R$209 as of December 31, 2006 (R$331 as of December 31, 2005), in accordance with the consensus reached by the FASB’s - EITF Issue Nº 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs”.

(a.2) Amounts to be collected from consumers and transferred to generators:

Amounts represent losses incurred by the generation companies that bought power in the MAE, held in 2004 by the Electric Power Sales Chamber (“CCEE/MAE”), in the period from June 1st, 2001 until February 28, 2002, with prices exceeding the amount of R$49.26/MWh (“free power”). These amounts will be collected by the Company and passed on the generation companies (see note 11). This asset includes taxes on revenues and regulatory charges. When the amounts are received by the consumers, the amounts relating to taxes on revenue and regulatory charges will be paid directly to the Federal Government.

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

Provision for losses

As described above, the Company receives RTE amounts from other distribution companies. ANEEL established a time limit for these distribution companies to collect RTE from their respective consumers. In the event that these companies do not collect the full amount, the Company will not receive the recorded asset. During 2006, the Company prepared an analysis to estimate whether these amounts will be collected by the respective distribution companies and based on this analysis, a provision for losses was recorded amounting to R$245 as of December 31, 2006.

(c) Recovery of additional Parcel A costs:

(c.1) Additional Parcel A Costs from January 1, 2001 to October 25, 2001

The base amount of Parcel A costs to be reimbursed is equal to the difference between the Parcel A costs actually incurred and the estimated Parcel A costs used for purposes of computing the last annual rate adjustment prior to the Energy Rationing Plan. This amount bears interest at the SELIC rate from the day that the actual cost was paid until the date of recovery. In January 2004, ANEEL declared that the variations in Parcel A costs are not subject to a maximum recovery period. Recovery of Parcel A costs will start immediately after the end of special rate adjustment recovery period, using the same recovery criteria. Thus, the extraordinary rate adjustment applied to recover billing losses and free power will also be used to recover the Parcel A costs.

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

The amounts determined for the Parcel A costs for the period from October 26, 2001 and thereafter are recorded as deferred regulatory assets, as follows:

Parcel A Items	December 31, 2006	December 31, 2005

System service charges	44	89
Electricity purchase rate	100	158
Itaipu Binacional electricity transport rate	4	12
Fuel usage quota – CCC	(10)	(40)
Rate for use of basic transmission network	(21)	27
Energy development account quota – CDE	8	10
Charges for use of water resources	7	17
Incentive program for Alternative Electric Power Sources – PROINFA	11	4
	143	277

The above-mentioned amounts are restated based on the SELIC through annual rate adjustments.

The recoverable amounts recorded in current assets refer to variations of uncontrollable costs that are being recovered based on the annual rate adjustment on April 8, 2006, according to management’s estimates.

(d) Deferred rate adjustment

ANEEL Resolution No. 71, dated April 4, 2004, determined that the rate adjustment that should have been applied to the Company’s rates on April 8, 2003 was 44.41%, instead of 31.53% which was originally applied. The difference will be included by ANEEL in the future rate adjustments. The percentage difference of 12.88% will be offset through an increase of R$301, in April 2003 values, in each one of the tariff adjustments scheduled to take place in 2004 through 2007, including monetary restatement calculated based on IGP-M variation plus 11.26% of interest. The adjustment applied to the tariffs which came into effect on April 8, 2004 included an additional percentage of 2.91%, which corresponds to R$159. Since the amount of the first portion should have been R$301, the difference of R$142 is being recovering in the rate adjustments since 2005.

	December 31,
	2006	2005

Deferred rate adjustment – since April 8, 2003	950	950
Interest (defined by Aneel – 11.26% per year)	351	206
Monetary restatement – IGP-M Index	137	99
(-) Amounts collected	(519)	(80)
	919	1,175

(e) PIS-PASEP/COFINS

The Federal Laws No. 10,637 and 10,833, increased the rates and changed the basis of calculation of PIS/PASEP and COFINS taxes on revenues. As a result of those changes, there was an increase in expense relating to PIS/PASEP and COFINS, from December 2002 to June 2005 and from February of 2004 to June 2005, respectively.

In view of the fact that this increase in the expense should be repaid to the Company through tariffs, the credits were registered, in accordance with a criteria defined by ANEEL, as a regulatory asset and there was a counterpart reduction in the expense on PIS/PASEP and COFINS taxes.

(f) Special obligations

Special obligations are resources obtained by the concessionaire from consumer contributions, federal budget allocations, as well as federal, state and municipal funds, and special credits relating to investments made in projects linked to the concession. The resources represent either infrastructure assets or cash to fund the acquisition and/or construction of such assets usually to obtain connection to the Company’s distribution network or to extend the existing network. For regulatory purposes, the depreciation of these assets was included in the tariff rate setting process and the corresponding liability was recorded for the amount of the total contributions. Under U.S. GAAP, the contributions were considered reimbursements of construction costs and credited against the cost of the related fixed assets.

On October 31, 2006, ANEEL issued a new regulation which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other items, that beginning on the date of the next respective tariff revision, the special obligations will be amortized as a reduction of net allowable costs over future periods, thereby reducing tariffs. Consequently, in accordance with SFAS No. 71, the special obligations became a regulatory liability as a result of this new regulation.

Accordingly, the Company recorded a regulatory liability amounting to R$2,194 as of December 31, 2006, as follows:

(i) The gross-up of the net book value of the Company’s assets recorded through consumer contributions for regulatory purposes amounting to R$1,137 recorded as Property, plant and equipment; and,

(ii) The recognition of the remaining portion of the regulatory liability amounting to R$1,057, with a corresponding operating expense during the year ended December 31, 2006. This amount represents the depreciation that was previously included in historical tariff increases prior to the new regulation.

5. DEFERRED INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). The statutory annual rates applicable are 25% for federal income tax and 9% for social contribution tax.

The income taxes are calculated on individual basis for each subsidiary and according to the Brazilian tax law can not be consolidated.

(a) Income tax reconciliation:

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,
	2006	2005	2004

Income before income taxes and minority interests	1,199	2,107	2,468
Income taxes (34%)	(407)	(716)	(839)
Effects of:
Tax benefit (expense)-
Interest on capital	57	216	173
Reversal (provision) on account receivable from State Government	143	76	(111)
Social Contribution on Complementary Monetary Restatement	(3)	51	(9)
Adjustment on Deferred regulatory liabilities – special obligations	(359)	38	35
Others	72	35	20
Income tax expense	(497)	(300)	(731)

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

The amount of interest on capital is deductible for income taxes purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the payment of such amount to shareholders’ at the rate of 15%. The interest on capital are registered in fiscal and accounting books as financial income, when declared by subsidiaries, and as financial expense when declared to be paid to stockholders. However, for financial statements presentation, the Company considers the transaction essence. As such, interest on capital is considered as dividends received or paid, with no effect on statements on income. In the financial statements, the records mentioned above are reclassified, which means received interest on capital is credited to investments and interest on capital paid is debited to retained earnings, and the income tax effects remain in statement of operations.

Due to the transfer of CRC Agreement receivables to the FIDC, described on note 3, the provision for losses arising from the difference between the gross asset and the recorded amount of CRC agreement became deductible for income taxes purposes according to the Brazilian Corporate and Taxes Laws. Therefore, CEMIG recorded a tax benefit in the 2006 year in the amount of R$143, net of a provision for losses of R$423. Such provision was calculated considering the weight of positive and negative evidence for the foreseeable future, pursuant to the guidance provided by SFAS Nº 109 “Accounting for Income Taxes”.

As a consequence of changes in ANEEL’s regulations in 2006, mentioned on Note 4, item “f”, the Company recorded an expense in 2006 Statement of operations in the amount of R$1,057 related to the portion of special obligations previously charged against property, plant and equipment and which were previously depreciated by the Company for regulatory purposes.

(b) Analysis of deferred tax balances:

As of December 31, 2006 and 2005, the deferred tax balances have been computed using a 34% rate, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

	December 31,
	2006	2005

Tax loss carryforwards	571	62
Employee post-retirement benefits	199	85
Provision for contingencies	75	116
Provision for doubtful accounts	108	81
Other temporary differences	9	35
Temporary difference on regulatory assets	(477)	(654)
Effects of differences between book and tax basis of property, plant and equipment.	(334)	(404)
	151	(679)
Provision for losses on realization of deferred tax balances	(423)	—
	(272)	(679)
Current Assets	89	43
Other Assets	269	192
Current Liabilities	(392)	(184)
Long-term Liabilities	(238)	(730)

Income Tax Loss Carryforwards may be offset against a maximum of 30% of annual taxable income. Tax loss carryforwards do not expire under Brazilian tax law.

6. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

	December 31,
	2006	2005

Cash on hand and in banks	100	50
Short-term investments, principally certificates of deposit	1,008	1,299
	1,108	1,349

7. ACCOUNTS RECEIVABLE, NET

The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated:

		Past-due		Total December 31,
	Current	Up to 90 days	Over 90 days	2006	2005
Residential	387	148	91	626	509
Industrial	224	53	254	531	480
Commercial	199	57	82	338	273
Rural	57	16	18	91	73
Governmental entities	111	15	65	191	197
Public services	72	2	3	77	44
Subtotal	1,050	291	513	1,854	1,576
Distributors	185	—	—	185	18
	1,235	291	513	2,039	1,594

Allowance for doubtful accounts	—	—	(297)	(297)	(214)
	1,235	291	216	1,742	1,380
Current assets				1,692	1,316
Other non-current assets				50	64

No single customer represented more than 10% of total receivables as of December 31, 2006 and 2005 and electricity sales to final customers for the years ended December 31, 2006, 2005 and 2004.

The accounts receivable, other non-current asset, of R$50 as of December 31,2006 (R$64 on December 31, 2005), refers to renegotiated payment of the debts with COPASA (Minas Gerais Water Company- a company controlled by the Minas Gerais State Government ), up to September 2012, and PBH (the Municipality of Belo Horizonte), up to March 2010.

The provision for doubtful accounts, by class of consumer, is as follows:

	Year ended December 31
	2006	2005

Residential	102	81
Industrial	106	64
Commercial	62	47
Rural	13	9
Governmental entities	11	10
Public services	3	3
	297	214

The changes in allowance for doubtful accounts were as follows:

	Year ended December 31
	2006	2005

Balance at beginning of the year	214	165
Accounts written off	(11)	(5)
Provision for the year recorded as other operating costs	94	54
Balance at end of the year	297	214

8. RECOVERABLE TAXES

The following table sets forth amounts of taxes recoverable for the dates indicated:

	December 31,
	2006	2005

Current assets -
Income tax	96	293
Social contribution tax	27	38
VAT	9	6
Other	73	13
	205	350
Other non-current assets -
Income tax	260	—
Social contribution tax	29	—
VAT	270	216
	559	216

The income tax and Social Contribution Taxes credits basically refer to advance payments for the year 2006 and retentions of subsidiaries’ interest on Equity. There are also amounts calculated in the companies’ previous years tax returns which may be compensated in the following years with other federal taxes.

The credits of ICMS recoverable, recorded as Other Non-Current Assets, arise from acquisitions of fixed assets and are offset in 48 months. The Company is in the process of adaptation to the new requirements for electronic information demanded by the Minas Gerais State Government, which will enable the credits to be offset starting in the second quarter of 2007.

9. INVESTMENTS

The following table describes the Company equity investments:

	December 31,
	2006	2005

Equity Investments in Rio Minas Energia	213	—
Equity investments in GASMIG	153	94
Equity Investments in EATE	49	—
Equity Investments in ENTE	25	—
Equity Investments in Transleste	14	13
Equity Investments in ETEP	14	—
Equity Investments in Transchile	13	4
Equity Investments in Centroeste de Minas	7	3
Equity Investments in Transudeste	7	6
Equity Investments in ERTE	6	—
Equity Investments in ECTE	5	—
Equity Investments in Transirape	5	5
Other investments	12	11
	523	136

a) Acquisition of capital interest of Light

On March 28, 2006, CEMIG, Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Energia Participações S.A. created Rio Minas Energia Participações S.A. (“RME”), a newly formed holding company, in which each partner holds a stake of 25%. On the same date, RME entered into a Share Purchase Contract (“the Contract”) with EDF International S.A. (“EDFI”) for the acquisition of the interest held by EDFI, directly and indirectly, in LIGHT S.A. (“LIGHT”), corresponding to 79.39% of the total registered capital of LIGHT, a holding company which owns several electricity companies, including the distribution concessionaire Light Serviços de Eletricidade S.A., which has 3.8 million consumers (unaudited) (6.4% of the Brazilian market-unaudited) in 31 municipalities in the State of Rio de Janeiro, and the generator Light Energia S.A., which has installed capacity in hydroelectric power 852 MW (unaudited).  The purchase was funded equally through capital contributions by each of RME’s shareholders. On May 17, 2007 there was a reduction in the Company’s interest in LIGHT S.A. (see note 31). Following is the purchase price allocation recorded by the Company:

LIGHT

Current assets	2,683
Property, plant and equipment	3,863
Other assets	1,983
Total assets acquired	8,529
Current liabilities	(1,624)
Long-term financing	(3,063)
Other long-term liabilities	(2,963)
Total liabilities	(7,650)
Net consolidated assets	879
Interest acquired	19.85%
Net assets acquired	174
Price paid	174

b) Acquisition of interest in transmission companies

On August 16, 2006, CEMIG, in partnership with MDU Brasil Ltda. (“MDU”) and Brascan Brasil Ltda. (“Brascan”), entered into agreements (“the Agreements”) with Schahin Holding S.A. to purchase interests in the electricity transmission concessions Empresa Amazonense de Transmissão de Energia S.A.– EATE, Empresa Paraense de Transmissão de Energia S.A. – ETEP, Empresa Norte de Transmissão de Energia S.A. – ENTE, Empresa Regional de Transmissão de Energia S.A.– ERTE and Empresa Catarinense de Transmissão de Energia S.A. – ECTE.

The net consolidated assets acquired of the transmission companies at July 31, 2006 are as follows:

	ETEP	ENTE	ERTE	EATE	ECTE

Current assets	39	58	10	195	33
Property, plant and equipment	290	633	126	1,623	239
Other assets	20	15	2	111	—
Total assets acquired	349	706	138	1,929	272
Current liabilities	(18)	(57)	(8)	(88)	(14)
Long-term financing	(67)	(243)	(41)	(391)	(61)
Other long-term liabilities	(19)	(25)	(2)	(65)	(24)
Total liabilities	(104)	(325)	(51)	(544)	(99)
Net consolidated assets	245	381	87	1,385	173
Interest acquired	17.51%	18.35%	18.35%	14.94%	7.50%
Net consolidated assets acquired	43	70	16	207	13
Price paid	43	70	16	207	13

c) GASMIG - Sale of 40% of CEMIG’s interest in GASMIG to PETROBRAS

On December 15, 2004, CEMIG sold 40% of the capital stock of GASMIG to PETROBRAS for R$154, resulting in a gain of R$102. The price of the sale was determined based on GASMIG’s discounted cash flows.

The sale is part of the Association Agreement signed on August 25, 2004 among CEMIG, GASMIG, and PETROBRAS to develop the natural gas market. The Agreement includes an investment plan to expand the gas distribution networks serviced by GASMIG. According to the plan, these capital investments were increase GASMIG’s daily natural gas volume distribution from 3.5 million m3/day to 4.5 million m3/day at the end of 2006, ultimately reaching 11.1 million m3/day in 2023.

In connection with the sale, the Company signed a shareholders’ agreement, pursuant to which the prior approval of PETROBRAS is required in matters related, among others, to new investments to be conducted by GASMIG, distribution of dividends, nomination of members to the Board of Directors, the issuance of new shares or debentures, annual budget investment plans and any transaction involving more than R$2. Under the terms of the GASMIG Shareholders Agreement, the Company’s ability to transfer its shares in GASMIG is limited, and PETROBRAS shall have a right of first refusal in any future transfer of shares. As a result of this Shareholders Agreement, the Company’s ability to manage GASMIG was considerably reduced and it is not a consolidated subsidiary in the financial statements, in accordance with the FASB’s EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.”

(d) Sale of Way TV subsidiary

During 2005, the Company’s Board of Directors authorized the sale, through a public auction, of all of Empresa de Infovias S.A.’s equity interest in WAY TV. At an auction held on July 27, 2006, Way TV Belo Horizonte S.A. was sold in its entirety to TNL PCS Participações S.A., a subsidiary of Tele Norte Leste Participações S.A., for R$132. The conclusion of the sale depends on the authorization by the National Telecommunications Agency, ANATEL.

Considering that the sale is still pending, the Company did not recognize the sale as of December 31, 2006.

On March 19, 2007, during an extraordinary meeting, ANATEL´s Board of Directors did not authorized the sale of WAY TV. Administrative and legal actions are being evaluated to overturn the decision of the Board.

The net income (loss) of WAY TV for the years ended in 2006, 2005 and 2004 is R$1, (R$2) and (R$8), respectively.

10. PROPERTY, PLANT AND EQUIPMENT, NET

The following table describes the consolidated property, plant and equipment:

	Annual	December 31,
	average rate of depreciation	2006	2005
	%
In service
Generation-
Hydroelectric	2.40	9,187	7,903
Hydroelectric- Consortia	2.51	1,156	472
Thermoelectric	1.44	260	260
		10,603	8,635
Transmission	2.98	1,871	1,613
Distribution	5.06	10,259	7,693
Administration	9.23	576	564
Telecom	7.94	390	370
		23,699	18,875
Accumulated depreciation and amortization
Generation		(4,593)	(4,373)
Generation – Consortia		(63)	(34)
Transmission		(928)	(894)
Distribution		(5,867)	(4,068)
Administration		(452)	(423)
Telecom		(146)	(110)
		(12,049)	(9,902)
Total in service		11,650	8,973

Construction in progress
Generation		156	1,327
Generation – Consortia		40	640
Transmission		169	49
Distribution		1,532	883
Administration		112	95
Telecom		6	4
Total in construction in progress		2,015	2,998
Total		13,665	11,971

Interest cost capitalized during the years ended December 31, 2006, 2005 and 2004 was R$293, R$237, and R$194, respectively.

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

The Company has recorded R$931 as Construction in progress - Distribution on December 31, 2006 (R$451 on December 31 2005) related to the “Light for All” program. The initial target for the Light for All Program was to connect 176,000 consumers (unaudited), basically in the rural area, with a total estimated cost of R$1,641.

In the fourth quarter of 2006, due to the startup of the Irapé Plant, the costs referring to the construction of that project, in the amount of R$1,200 were transferred to fixed assets in service. The depreciation expense in relation to this project for the year 2006, in the amount of R$14, was recognized in the Income Statement.

The Company owns land and buildings recorded as fixed assets – Administration, which were given in guarantee for legal proceedings involving tax, labor-law and civil lawsuits and other contingencies in the amount, net of depreciation, of R$10 on December 31, 2006.

Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner has the right to take energy generated by the power plant in an amount proportionate to the partner’s investment. These projects are governed by executory contracts which establish the rights and obligations of each party.

CEMIG’s participation in consortia, represented by amounts invested in the projects and which are included in the previous table, is as follows:

		December 31,
	CEMIG’s Participation	2006	2005
	%
In service-
Queimado Hydroelectric Power Plant	82.50	207	207
Funil Hydroelectric Power Plant	49.00	154	154
Igarapava Hydroelectric Power Plant	14.50	56	56
Porto Estrela Hydroelectric Power Plant	33.33	55	55
Aimorés Hydroelectric Power Plant	49.00	659	—
Cemig Capim Branco Hydroelectric Power Plant	21.05	25	—
(-) Accumulated depreciation		(63)	(34)
		1,093	438
Construction in progress-
Aimorés Hydroelectric Power Plant	49.00	9	601
Cemig Capim Branco Hydroelectric Power Plant	21.05	18	31
Funil Hydroelectric Power Plant	49.00	8	8
Baguari Hydroelectric Power Plant	34.00	5	—
		40	640
		1,133	1,078

In May 8, 2006, due to the startup of the Aimorés Hydroelectric Power Plant, the costs referring to the construction of that project, in the amount of R$659 were transferred to consortia in service.

The participation of the other partners in energy generation from consortia is as follows:

Consortium	Consortium participants, other then CEMIG	Participation
		(%)
Porto Estrela Hydroelectric Power Plant	Companhia de Tecidos Nortes de Minas Gerais – COTEMINAS	33.34
	Companhia Vale do Rio Doce – CVRD	33.33

Igarapava Hydroelectric Power Plant	Companhia Vale do Rio Doce – CVRD	38.15
	Companhia Mineira de Metais – CMN	23.93
	Compahia Siderúrgica Nacional - CSN	17.92
	Mineração Morro Velho - MMV	5.50

Funil Hydroelectric Power Plant	Companhia Vale do Rio Doce - CVRD	51.00

Queimado Hydroelectric Power Plant	Companhia Energética de Brasília	17.50

Aimorés Hydroelectric Power Plant	Companhia Vale do Rio Doce - CVRD	51.00

Cemig Capim Branco Hydroelectric Power Plant	Companhia Vale do Rio Doce - CVRD	48.43
	Comercial e Agrícola Paineiras Ltda.	17.89
	Companhia Mineira de Metais - CMN	12.63

Baguari Hydroelectric Power Plant	Furnas Centrais Elétrica S.A	15.00
	Baguari I Geração de Energia Elétrica S.A	51.00

11. ACCOUNTS PAYABLE TO SUPPLIERS

	December 31
	2006	2005
Electricity suppliers-
Eletrobrás – Energy from Itaipu	191	210
Furnas Centrais Elétricas S.A.	61	39
Spot market – CCEE/MAE	79	119
Payments to generators for energy purchased on CCEE/MAE during the rationing period	328	362
Others	137	99
	796	829

Supplies and services	236	242
	1,032	1,071

Current liabilities	768	734
Long-term liabilities	264	337

Due to the agreement established between CEMIG, ANEEL and market agents, the amounts due to CCEE/MAE shall be paid until September 2009 and are adjusted using the SELIC rate plus annual interest of 1%. See note 4.

12. TAXES PAYABLE

The following table describes accrued taxes payable:

	December 31
	2006	2005
Short-term -
Income tax	20	31
Social contribution tax	8	3
VAT	256	229
Tax on revenue – COFINS	143	92
Others	74	46
	501	401
Long-term -
Tax on revenue – COFINS	34	103
Tax on revenue – PASEP	7	21
	41	124
	542	525

The federal taxes classified in long-term liabilities refer to taxes on the assets recorded as a result of the General Agreement of the Electricity Sector and the deferred rate adjustment, which are due when these assets are realized. These taxes are recorded based on the rates expected to be in force upon realization.

13. FINANCING

(a)              The following tables describe financings:

					December 31,
						2006		2005
LENDERS	Payments of Principal	Annual Interest Rates (%)	Currency		Short Term	Long Term	Total	Total
IN FOREIGN CURRENCY
ABN AMRO Bank – N. II	Annually through 2013	6.00	US$		—	107	107	117
ABN AMRO Real S.A. III, IV and V	Semi-annually through 2009	6.35	US$		16	31	47	69
Banco do Brasil S.A. – Various (1)	Semi-annually through 2024	Various	US$		15	117	132	157
Banco do Brasil S.A. II	Single payment in 2009	3.90	JPY		—	70	70	77
Banco Paribas II	Semi-annually through 2012	5.89	EURO		3	14	17	21
Banco Paribas I and III	Semi-annually through 2010	Libor + 1.87	US$		1	62	63	69
Banco Interamericano de Desenvolvimento – BID I and II	Semi-annually through 2006	7.67	US$+ CB	(3)	—	—	—	5
KFW	Semi-annually through 2016	4.50	EURO		2	17	19	20
UNIBANCO I, III e VIII	Various	6.50	US$		143	10	153	168
UNIBANCO III and V	Single payment in 2009	5.50	US$		—	4	4	5
UNIBANCO IV and IX	Single payment in 2009	5.00	US$		—	18	18	20
MBK Furukawa Sistemas S.A. / UNIBANCO	Semi-annually through 2008	Libor + 5.45	US$		13	7	20	37
Toshiba do Brasil S.A.	Quarterly through 2009	Libor + 6.00	US$		3	5	8	11
Other	Various	Various	Various		3	—	3	3
Total foreign currency financing					199	462	661	779

IN LOCAL CURRENCY
Banco Credit Suisse First Boston S.A. I and III	Single payment in 2006	100.00% of CDI	R$	—	—	—	66
Banco Credit Suisse First Boston S.A. II	Single payment in 2010	106.00% of CDI	R$	—	75	75	75
Banco do Brasil S.A. III and VII	Single payment in 2009	111.00% of CDI	R$	2	119	121	122
Banco do Brasil S.A. IV and VIII	Annually through 2013	CDI + 1.70	R$	5	109	114	116
Banco do Brasil S.A. V and IX	Single payment in 2013	107.60% of CDI	R$	13	126	139	141
Banco do Brasil S.A.	Annually through 2014	104.10% of CDI	R$	28	1,200	1,228	—
Banco Itaú – BBA V	Single payment in 2008	IGP-M + 10.48	R$	9	165	174	161
Banco Itaú – BBA III e VI	Single payment in 2008	CDI + 2.00	R$	1	40	41	103
Banco Itaú – BBA IV and VII	Annually through 2013	CDI + 1.70	R$	16	301	317	321
Banco Itaú – BBA	Annually through 2014	CDI + 1.70	R$	1	3	4	—
HSBC Bank Brasil S.A.	Single payment in 2008	CDI + 2.00	R$	1	60	61	—
Banco Votorantim S.A. I and III	Single payment in 2010	113.50% of CDI	R$	3	54	57	59
Banco Votorantim S.A. II,III, IV	Annually through 2013	CDI + 1.70	R$	6	101	107	109
Banco WESTL do Brasil	Single payment in 2008	IGP-M + 10.48	R$	2	41	43	42
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	Monthly through 2008	SELIC + 1.00	R$	144	26	170	292
Bradesco S.A. II, III	Annually through 2013	CDI + 1.70	R$	22	377	399	407
Bradesco S.A.	Annually through 2014	CDI + 1.70	R$	—	2	2	—
Debentures I	Annually through 2006	IGP-M + 12.70	R$	—	—	—	501
Debentures II	Single payment in 2009	CDI + 1.20	R$	8	350	358	360
Debentures II	Single payment in 2011	104% of CDI	R$	5	239	244	—
Debentures III–Minas Gerais State Government	Various	IGP-M	R$	—	14	14	12
Debêntures IV	Single payment in 2014	IGP-M + 10.50	R$	15	258	273	264
ELETROBRÁS I and III	Monthly through 2013	FINEL + 7.50 and 8.50	R$	19	76	95	111
ELETROBRÁS II	Monthly through 2005	IGP-M + 12.00	R$	—	—	—	5
ELETROBRÁS IV	Quarterly thorough 2023	UFIR + 6.00 to 8.00	R$	35	178	213	137
Large consumers – C.V.R.D.	Semi-annually through 2011	Various	R$	5	2	7	8
Banco Santander Brasil S.A. I and II	Annually through 2013	CDI + 1.70	R$	5	80	85	81
UNIBANCO V	Single payment in 2009	CDI + 2.98	R$	3	104	107	108
UNIBANCO VI and X	Annually through 2013	CDI + 1.70	R$	12	309	321	318
UNIBANCO I	Annually through 2013	CDI + 1.70	R$	7	74	81	82
Banco Itaú and Bradesco (2)	Semi-annually through2015	CDI + 1.70	R$	104	878	982	—
Others	Various	Various	R$	21	10	31	46
Total local currency				492	5,371	5,863	4,047
TOTAL				691	5,833	6,524	4,826

(1)    These interest rates vary from 2.00 to 8.00% per year;

(2)    Refers to senior quotas of the FIDC;

(3)    CB – Currency baskets – Index established by BID which includes some currencies in its composition as U.S. Dollar, Euro and Yen.

In addition to the financings described above, the Company has unused credit lines with financial institutions in the amount of R$148 (unaudited) on December 31, 2006.

A substantial part of these financings is guaranteed by the Federal and State Governments, and the funds are usually used as working capital and to finance expansion of the electricity generation, transmission and distribution systems. As of December 31, 2006, CEMIG has pledged its future revenue from the sale of electricity in the amount of R$638, as guarantee of some financings.

On November 1, 2006, Cemig Geração e Transmissão S.A. offered the debenture holders of the second series of non-convertible debentures the opportunity to change the remuneration, from the IGP-M inflation Index plus 12.7% p.a. to 104% of the CDI per year, establishing maturity in November 2011. As a result, 47.37% of the debentures in circulation, equivalent to R$239, had their terms modified under the new conditions.

The remaining 52.63% of the debentures issued in 2006, corresponding to R$265, were redeemed. The Company had already redeemed, in 2005, the amount of R$142 arising from the re-negotiation of the debentures of the first series. Thus, the total value held in treasury of R$407 may be placed again in the market, at the Company’s option at some future date.

(b) Composition of foreign financings by currency and domestic currency indices:

	2007	2008	2009	2010	2011	2012	2013	2014 and thereafter	Total
Currency -
United States Dollars	193	62	87	49	37	34	32	60	554
Euro	5	5	5	5	5	3	2	6	36
Japanese yen	—	—	70	—	—	—	—	—	70
Others	1	—	—	—	—	—	—	—	1
	199	67	162	54	42	37	34	66	661
Index -
Certificado de Depósito Interbancário – CDI (Interbank deposit rate)	242	197	671	569	680	843	970	671	4,843
Índice Geral de Preços de Mercado – “IGP-M” (General Market Price Index)	30	206	—	—	—	—	—	272	508
Sistema Especial de Liquidação e Custódia – “SELIC” (Brazilian benchmark interest rate)	144	26	—	—	—	—	—	—	170
Unidade Fiscal de Referência – “UFIR” (Tax Reference Unit)	35	23	24	23	22	19	15	52	213
Índice Interno da Eletrobrás – “FINEL” (Eletrobrás Internal Index)	19	17	12	12	12	12	11	—	95
Others	22	11	—	—	—	—	—	1	34
	492	480	707	604	714	874	996	996	5,863
	691	547	869	658	756	911	1,030	1,062	6,524

(c) The following table sets forth the variations for the periods indicated in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used to restate financing, expressed as a percentage:

	Year ended December 31,
	2006	2005	2004
Currency-
United States Dollars	(8.66)	(11.82)	(8.74)
Japanese Yen	(9.47)	(23.43)	(7.02)
Euro	1.85	(23.50)	(0.85)
Currency baskets	—	(17.44)	2.81

(d) The following table sets forth the variations for the periods indicated of the principal indices applied to domestic currency financing, in percentages:

	Year ended December 31,
	2006	2005	2004
Index-
CDI	15.05	18.15	17.46
IGP-M	3.83	1.21	12.41
SELIC	15.10	18.24	17.50
FINEL	0.76	0.24	2.38

(e) Restrictive Covenants

Certain of CEMIG’s loans, financing agreements and debentures contain certain financial covenants which are calculated using financial statements prepared in accordance with Brazilian GAAP. The subsidiary Cemig Distribuição S.A. has not complied with one of them as of December 31, 2006 as described below:

Description of the Restrictive Clause	Required Index	Position on December 31, 2006 according to the financial statements prepared in accordance with Brazilian GAAP
Cemig Distribuição
Capital Expenditures/EBITDA	Less than or equal to 60%	73.59

EBITDA = Earnings Before Interest, Income Taxes, Depreciation and Amortization

Some contracts established specific criteria to define adjustments to the EBITDA to be used in the covenants compliance.

Cemig Distribuição S.A has obtained waivers from the related creditors that affirm that such creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due until after December 31, 2007. Consequently, these financings are classified in current and long-term liabilities according to the original terms of respective contracts and amendments, in accordance with the respective waivers obtained.

14. REGULATORY CHARGES PAYABLE

The following table describes the Company’s accrued regulatory charges payable:

	December, 31
	2006	2005
Global reserve for reversion quota	10	33
Fuel usage quota	74	6
Emergency capacity charge	40	56
Energy development account	32	24
Energy efficiency and R&D program	259	185
Other	5	4
	420	308
Current liabilities	420	266
Non current liabilities – other	—	42

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

(d) Energy development account:

The energy development account was created by Law No. 10.438/02 to foster energy development in the states and to promote competition regarding energy produced through wind farms, small hydroelectric power plants, biomass, natural gas and coal. The amounts to be paid by CEMIG were defined by ANEEL Resolution No. 42 dated January 31, 2003.

(e) Energy efficiency and R&D program

In compliance with the regulation of the electric power sector, the electric power distributors and generators are required to spend 1% of their net revenues in energy efficiency and research and development programs. The percentage is included annually in CEMIG’s revenues through a rate adjustment stipulated by ANEEL, which should be destined to this program.

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

Under the defined contribution plan the Company will match the employees’ contributions from 3% to 12% of each employee’s salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2006 and 2005 was R$1,663 and R$1,316, respectively, and the contribution expense for the years ended December 31, 2006, 2005 and 2004 was R$53, R$68 and R$37, respectively.

The dental care plan was implemented in the third quarter of 2006 and the costs related to the participants who are retired was fully recognized in the income statement, in the amount of R$10.

CEMIG has also established post-retirement health care and dental plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS Nº 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”.

CEMIG uses a December 31 measurement date for its employee post-retirement benefits.

Amortization of deficit in actuarial reserves

Part of the post-retirement benefit liabilities, in the amount of R$1,317, as of December 31, 2006 (R$1,524 as of December 31, 2005), was recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system (“Price Table”). Part of these amounts is restated annually according to the salary adjustment index for the Company’s employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA – IPEAD (consumer price index calculated by the Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University), plus 6% per year.

In case FORLUZ reports a surplus for three consecutive years, such surplus may be used to reduce CEMIG’s obligations mentioned in the previous paragraph, as contractually agreed. Therefore, the surplus presented by FORLUZ in 2006, in the amount of R$207, was used to reduce the Company’s debt mentioned above and therefore the annual payments of contributions from CEMIG to Forluz. Such compensation does not represent a reduction on CEMIG’s benefit obligation, which is measured according to actuarial criteria.

The change in benefit obligations for the years ended December 31, 2006 and 2005 is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Projected Benefit obligation – beginning of year	4,988	4,498	721	706
Service cost	6	7	31	31
Interest cost	545	491	78	78
Actuarial (gain) loss	(173)	253	(16)	(37)
Plan amendment	—	81	39	—
Benefits paid to participants	(357)	(342)	(63)	(57)
Projected Benefit obligation – end of year	5,009	4,988	790	721

As of December 31, 2005, the Company changed the terms of its plan to convert the account balance accumulated under this plan into a monthly life annuity at the date of retirement, which was previously based on AT-49 mortality table that was changed to AT-83. This change resulted in a plan amendment in the amount of R$81 in 2005. The effect will be amortized on a straight-line basis over twelve years, representing the estimated remaining service period of the related employees.

The implementation of the dental care plan resulted in a plan amendment in the amount of R$39 in 2006.

The change in plan assets for the years ended December 31, 2006 and 2005 is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Fair market value of plan assets – beginning of year	3,572	3,065	30	32
Employer contributions	223	230	38	31
Employee contributions	—	—	22	18
Actual return on plan assets	545	619	3	6
Benefits paid to participants	(357)	(342)	(63)	(57)
Fair market value of plan assets – end of year	3,983	3,572	30	30

The funded status of the defined benefit pension plan, post-retirement health care, insurance and dental is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	December 31,		December 31,
	2006	2005	2006	2005
Projected benefit obligation in excess of plan assets	1,026	1,416	760	691
Unrecognized net transition obligation, being recognized from January 1, 1995	—	—	—	(22)
Unrecognized prior service cost	—	(120)	—	(30)
Unrecognized net actuarial loss	—	(871)	—	(135)
Accrued pension liability	1,026	425	760	504
Additional minimum liability – Other comprehensive income	—	767	—	—
Total accrued pension liability	1,026	1,192	760	504

Current liabilities	120	161	—	—
Long-term liabilities	906	1,031	760	504

The changes in benefit obligations recognized in Accumulated other comprehensive income for the years ended December 31, 2006, 2005 and 2004, net of taxes, are as follows:

	2006	2005	2004
Accumulated other comprehensive income at beginning of year	506	531	57
Initial adoption of SFAS 158, net of taxes of R$126	244	—	—
Increase (decrease) in additional miminum liability	(140)	(25)	474
Accumulated other comprehensive income at the end of year	610	506	531

The components of net periodic benefit costs for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Defined benefit pension plan			Post-retirement health care, insurance and dental benefits
	Year ended December 31,			Year ended December 31,
	2006	2005	2004	2006	2005	2004

Service cost	6	7	6	31	31	24
Interest cost	545	491	449	78	78	66
Expected return on plan assets	(506)	(437)	(422)	(4)	(5)	(3)
Amortization of transition obligation	—	—	—	6	5	5
Amortization of loss (gain)	33	27	—	11	10	3
Expected Employee contribution	—	—	—	(22)	(23)	(19)
Amortization of prior service cost	10	3	3	2	2	2
Net periodic benefit cost	88	91	36	102	98	78

The components of the projected net periodic post-retirement benefit costs for 2007 are as follows:

	Defined benefit pension plan	Post-retirement health care, insurance and dental

Service cost	5	36
Interest cost	546	85
Expected return on plan assets	(566)	(4)
Amortization of prior service cost	10	6
Amortization of transition obligation	—	5
Amortization of loss	—	9
Expected Employee contribution	—	(26)
	(5)	111

Effect of initial recognition provision of SFAS 158

The FASB issued SFAS nº 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” in September 2006. As required, the Company adopted this statement effective on December 31, 2006.

The following table illustrates the adjustments of the incremental effect of applying this statement in the consolidated balance sheet as of December 31, 2006:

	Defined benefit pension plan
	Before application of SFAS 158	Incremental effect of applying SFAS 158	After application of SFAS 158

Total accrued pension liability	845	181	1,026
Deferred Income taxes	(23)	(62)	(85)
Accumulated other comprehensive income	366	119	485

	Post-retirement health care, insurance and dental benefits
	Before application of SFAS 158	Incremental effect of applying SFAS 158	After application of SFAS 158

Total accrued pension liability	571	189	760
Deferred Income taxes	(50)	(64)	(114)
Accumulated other comprehensive income	—	125	125

The weighted-average asset allocations by asset category is as follows:

	Defined benefit pension plan, Post-retirement health care and Dental
	Asset allocation at December 31,		Target asset allocation as per FORLUZ Investment Committee percentage or range of
Type of investment	2006	2005	percentage’s

Debt Securities	84.15%	83.68%	From 70% to 100%
Equity Securities	10.61%	10.10%	Up to 20%
Real Estate	2.48%	3.41%	Up to 7%
Participant loans	2.76%	2.81%	Up to 10%
Total	100.00%	100.00%

Investment strategies:

•      FORLUZ Investment Committee determines investment guidelines;

•      Investment objectives: achieve the minimum actuarial yield (IPCA/IPEAD plus 6% per year), in both long and short terms;

•      Types of allowed investments: Fixed income – low credit risk assets, stocks, real estate and loans to participants;

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

As of December 31, 2006 and 2005, the pension plan assets includes securities issued by CEMIG as follows:

	Defined benefit pension plan
	December 31, 2006	December 31, 2005

Debentures	203	203
Shares	27	39
	230	242

Assumptions used by the Company in 2006 and 2005 for its defined benefit pension plans were as follows (percentage including projected inflation of 5% per annum):

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

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Post-retirement health care, insurance and dental benefits
2007	375	67
2008	393	70
2009	413	74
2010	434	78
2011	455	82
2012 and thereafter	2,642	473
	4,712	844

16. ACCRUED LIABILITY FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues. The Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company’s results of operations or financial position. For those contingencies for which an adverse outcome has been deemed probable based on the assessment of management and the Company’s legal counsel, the Company has recorded provisions for losses as follows:

	December 31
	2006	2005
Labor Claims
Various	35	114

Civil Lawsuits
Personal Injury	8	36
Rate Increase	104	132
Other	61	29

	173	197
Tax
FINSOCIAL	21	21
VAT	2	—
Taxes payable – Suspended Liability	40	38
INSS	1
Other	2	2

	66	61
Regulatory
ANEEL Administrative Proceedings	6	5
Total	280	377

Certain details relating to such provisions are as follows:

(a) Labor Claims:

The labor claims relate principally to overtime and hazardous occupation compensation. In the fourth quarter of 2006 the company reviewed the labor-law cases and the expectation of loss in the actions, changing the criteria for provisioning from a percentage over the total amount of the actions to an individual analysis of the cases, which resulted in a reduction of the amounts provisioned.

(b) Rate Increase

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government’s economic stabilization “Cruzado Plan” in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers’ claims and recent court decisions. The provision for these rate increase claims is R$104 as of December 31, 2006.

(c) Taxes payable – Suspended Liability

The recorded provision of R$40 as of December 31, 2006 (R$38 as of December 31, 2005) is related to the deduction of the social contribution tax paid in the calculation of income tax. CEMIG has a preliminary court order granted by the Eighth Civil Court of the Federal Justice, on April 17,1998, for the exemption of payment.

(d) ANEEL Administrative Proceedings

CEMIG was fined by ANEEL in some administrative proceedings due to alleged failure to comply with certain quality standards with respect to consumers and other matters. The Company is defending against such fines. The provision as of December 31, 2006 represents the potential loss relating to these matters.

(e) Other Civil lawsuits

Refer basically to several civil claims brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of CEMIG business and damages suffered as a result of the interruption of the supply of energy to them. The provision as of December 31, 2006 represents the potential loss relating to these matters.

(f) Contingencies for which an adverse outcome has been deemed remote or reasonably possible

CEMIG has other relevant legal proceedings against it for which the Company considers an unfavorable outcome to be remote or reasonably possible. The Company does not expect to incur any material losses with respect to these contingencies and therefore the Company has not recorded any accruals for such claims. Certain details relating to such matters are as follows:

(I) Income and social contribution taxes on post retirement benefits

On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the updated amount of R$297, arising from the utilization of tax credits that resulted from the amendment of the Company’s 1997, 1998 and 1999 tax returns. The tax returns were amended as a result of a change in the accounting method for recording post-retirement benefit liabilities. The additional liabilities that resulted from the accounting change were recognized in the revised tax returns, resulting in tax loss carryforwards. No reserve has been recorded as a result of this assessment notice, since the Company believes that the procedures which generated the tax credits are legally sound. An adverse outcome in this mater has been deemed remote.

The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2002 and 2003. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$257. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds that support the procedures adopted. An adverse outcome in this mater has been deemed remote.

(II) ITCMD – Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax)

The State of Minas Gerais assessed the Company for the non-payment of the tax named ITCMD – Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax), in the amount of R$132 as of December 2006. No reserve has been recorded for these claims, since the Company believes that the probability of an adverse outcome relating to this mater is reasonably possible.

(III) Regulatory agency acts

ANEEL has filed regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$623 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an official collection notice, in the amount of R$516, to be paid before January 30, 2004. The Company did not make such payment since it believes that the likelihood of an adverse outcome is reasonably possible.

On November 14, 2003, the Federal Public Auditing Court, which has the authority to audit any decision by ANEEL that may impact public finance, initiated an administrative proceeding against ANEEL to evaluate the criterion adopted by ANEEL in the Energy Consumption Reduction Emergency Program (Programa Emergencial de Redução de Consumo de Energia Elétrica), or PERCEE. The Federal Public Auditing Court has asked the Company to provide certain information with respect to its rates, which, according to the Federal Public Auditing Court, were mistakenly approved by ANEEL. In addition, the Federal Public Auditing Court contested the index and the X Factor applied by ANEEL in the Company’s rate revision of 2003.  The Company has filed an administrative proceeding before the Federal Public Auditing Court to challenge this decision.

The potential loss resulting from the inability to provide support for these rates amounts to R$80. The Company has not recorded a provision relating to this matter as the likelihood of an adverse outcome is reasonably possible.

(IV) Value-added tax

Since 2002 the company has received a subvention from Eletrobrás in relation to the discounts given to low income consumers. The Minas Gerais state office of the Federal Tax Authority served an infringement notice on CEMIG, on the argument that the subvention should be subject to the value-added tax (ICMS), in the total amount of R$78. No provision was constituted for the result of this dispute, since the company believes that it is not a legal obligation and that it has arguments on the merit for defense against this demand. The Company believes that the likelihood of an adverse outcome in this matter is reasonably possible.

(V) Land usage taxes (“taxa de ocupação do solo”)

Several Municipalities of the State of Minas Gerais have assessed the Company for the payment of the land usage taxes. There are several administrative proceedings and lawsuits related to this matter, in the total amount of approximately R$11. The Company believes that the likelihood of an adverse outcome in this matter is reasonably possible.

(VI) Civil lawsuits - Consumers

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

The Company is the defendant in suits challenging the charging of tax on public lighting. These claims are totaled an estimated amount of R$399 as of December 31, 2006. The Company believes that the likelihood of an adverse outcome in this matter is reasonably possible.

(VII) Social Security and tax obligations – indemnity for the “Anuênio” and profit shares

CEMIG and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. paid an indemnity to the employees in 2006, in the amount of R$178, in exchange for the rights to future payments known as “Anuênios” which would be incorporated into salaries. The company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the Federal Tax Authority and the National Social Security Institution (“INSS”), the company and its subsidiaries decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$122, posted in Deposits connected to legal actions in Long term assets. No provision was made for possible losses in this matter since the company and its subsidiaries classify the risk of loss in this action as reasonably possible.

In September 2006 CEMIG was notified by the Social Security National Institute, INSS, as a result of the non-payment of the Social Security contribution on the amounts paid as profit sharing in the period 2000 to 2004, representing R$92. The Company appealed in the administrative sphere against the decision. No provision has been constituted since CEMIG believes it has arguments on the merit for defense, and the adverse outcome in this action is considered to be reasonably possible.

In addition to the matters described above, CEMIG and its subsidiaries are involved in other litigation arising from the normal course of business. Management believes that any losses relating to these items would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

(g) Environmental Matters

CEMIG has some relevant legal proceedings related to Environmental Matters. Certain details relating to such matters are as follows:

(I) Aimorés

CEMIG is also a co-defendant, along with CVRD, in a public civil action lawsuit brought by the Federal Public Attorneys’ Office, concerning the Aimorés hydroelectric power plant. The plaintiffs allege that CEMIG did not obtain proper licensing for this project, and seek to recover damages and annul the environmental licenses relating to this plant and those of the related concessions. CEMIG has not accrued any liability related to this claim since CEMIG believes it has arguments on the merit for defense, and the adverse outcome in this action is considered to be reasonably possible. CEMIG also contested a lawsuit related to this power plant brought by a municipality that alleges that the project authorizations have not been duly approved.

(II) Irapé

The Federal Public Attorneys’ Office filed a suit against CEMIG alleging irregularities in the installation of the Irapé hydroelectric power plant, which allegedly would result in material adverse impacts on the environment and the local population. The action was settled after CEMIG signed an undertaking and committed to implement social and environmental measures. Recently, the Federal Public Attorneys’ Office filed another action alleging non-compliance with the obligations assumed and claiming foreclosure on the guarantee that CEMIG had given.

A Conduct Adjustment Agreement (“TAC”) was entered into between the Federal Public Attorneys’ Office and CEMIG in relation to the Irapé plant. The Federal Public Attorneys’ Office alleged that CEMIG did not comply with its social-environmental responsibilities and sued us.  The trial court found CEMIG to be in compliance with the TAC and the case was dismissed. The Federal Public Attorney’s Office appealed, and CEMIG counter-appealed, to the federal court of appeals. CEMIG has not accrued any liability related to this claim since CEMIG believes it has arguments on the merit for defense, and the adverse outcome in this action is considered to be remote. The estimated value of the case is R$6.

17. SHAREHOLDERS’ EQUITY

(a) Capital stock:

	Year ended December 31, (thousands of shares)
	2006	2005	2004
PREFERRED SHARES:
Balance	273,838,953	273,838,953	273,838,953

COMMON SHARES:
Balance	212,622,504	212,622,504	212,622,504

TREASURY STOCK (Preferred shares):
Balance	(207,384)	(207,384)	(207,384)
Total	486,254,073	486,254,073	486,254,073

At December 31, 2006, the State Government owned 51% of the Company’s common shares and 2% of its preferred shares, equal to 23% of total capital. The holders of the preferred shares are not entitled to vote at shareholders’ meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend as described in note 17 (d.1). As described in Note 31 (g) and 31 (h), on June 4, 2007, the Company completed an increase of registered capital, followed by a reverse stock split. All share data has been retroactively restated to reflect these transactions.

As of December 31, 2006, the common and preferred shares have a par value amount of R$0.01.

(b) Additional paid-in capital:

The balance refers to premium received by the Company when shares were issued.

(c) Appropriated retained earnings:

The following describes certain reserves that are included in shareholders’ equity:

Fiscal incentive investment reserve - this reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved projects and it is recorded in the following year the taxable income is earned. Under Brazilian GAAP, the amount designated for investments is recorded as an asset and credited directly to this reserve. This balance is restricted for capital increase. Under U.S. GAAP, this investment tax credit was originally credited to income and then transferred from unappropriate retained earnings to this reserve.

Rate shortfall reserve - this represents the accumulated rate shortfall reimbursement recorded under the rate-setting system in force up to March 1993.

Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2006 and 2005. However, the Company opted to appropriate 5.00% of 2006 annual net income, according to Brazilian corporate law, in the amount of R$86.

(d) Unappropriate retained earnings:

This balance represents retained earnings determined in accordance with U.S. GAAP after (i) the allocation of the amount for legal reserve (when required) as described in note 17 (c); (ii) allocation or transfer to or from other reserves; and (iii) dividends and interest on capital in lieu of dividends as described in note 17 (d.1).

(d.1) Dividends and interest on capital in lieu of dividends:

The Company pays 50% of adjusted net income as mandatory dividends. Additionally, the Company distributed extraordinary dividends, to the extent that cash is available, as determined by the Board of Directors, subject to the guidelines of the Company Directive Plan. Declared dividends are paid in two equal installments, the first on June 30 and the second on December 30 of the year subsequent to the profit generation.

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

In 2006, 2005 and 2004, the minimum dividend requirements have been met and dividend distributions have been made on an equal, pro rata basis with respect to all preferred shares and common shares.

Under USGAAP, the Company declared dividends and interest on capital in lieu of dividends as follows:

	Year ended December 31,
	2006	2005	2004

Regular Dividends	1,178	182	70
Extraordinary dividends	—	897	—
2005 supplementary dividends	—	77	—
Interest on capital	169	635	510
Total	1,347	1,791	580

The Company reverts the dividends not claimed by the shareholders within three years of the date they were distributed in accordance with the Brazilian Corporate Law and its by-laws. The amounts of the dividends not claimed is “de minimis”.

18. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:

	Year ended December 31,
	GWh (unaudited)			R$
	2006	2005	2004	2006	2005	2004

Residential	6,647	6,589	6,526	3,244	3,051	2,643
Industrial	23,759	23,472	22,969	2,937	2,850	3,549
Commercial	3,851	3,754	3,537	1,654	1,506	1,256
Rural	1,938	1,941	1,846	505	473	395
Governmental entities	1,650	1,593	1,532	512	464	392
Public services	1,016	981	966	258	231	200
Own consumption	30	29	55	—	—	—
Unbilled, net	—	—	—	209	133	106
	38,891	38,359	37,431	9,319	8,708	8,541
Electricity sales to the interconnected power system
Supply	10,914	1,255	364	697	114	24
Energy transactions on CCEE/MAE	—	—	—	187	123	12
Total	49,805	39,614	37,795	10,203	8,945	8,577

	Number of consumers (unaudited)
	2006	2005	2004

Residential	5,064,556	4,927,966	4,830,935
Industrial	70,795	69,207	68,263
Commercial	549,378	537,656	530,158
Rural	495,066	417,026	388,445
Governmental entities	51,929	49,955	48,475
Public services	7,654	7,400	7,305
Own consumption	796	769	1,324
	6,240,174	6,009,979	5,874,905
Supply	43	8	5
Total	6,240,217	6,009,987	5,874,910

Rate Readjustment

The rates of Cemig Distribuição S.A. were increased by an average of 7.05% from April 8, 2006. The adjustment was applied in different percentages by category of consumption for the purpose of gradually eliminating, as stated in a note by ANEEL, the cross-subsidies existing between consumer groups. As an example, residential consumers had an increase of 5.14% in their electricity bills, while high-voltage consumers had an increase of 11.32%. The increase of the rates do not represent an increase of the CEMIG’s operating revenues in the same percentage because part of it is used to the regulatory assets settlement. See note 4.

Low-income consumers

The Federal Government, through Centrais Elétricas Brasileiras – “ELETROBRAS” is reimbursing distributors for billing losses incurred from 2002 resulting from the new classification criteria established for low income consumers due to the lower rate applied to them.

(b) The composition of other operating revenues is as follows:

	Year ended December 31,
	2006	2005	2004

Gas sales	—	—	420
Telecom and cable TV services	121	92	62
Services rendered	31	26	21
Rental and leasing	29	31	23
Others	18	19	10
	199	168	536

(c) The composition of taxes on revenues is as follows:

	Year ended December 31,
	2006	2005	2004

VAT	2,286	2,164	1,784
Emergency capacity charge	—	176	292
COFINS	1,026	721	473
PIS-PASEP	231	175	57
Others	—	5	2
	3,543	3,241	2,608

The emergency capacity charge is not collected since December 2005, according with ANEEL´s resolution.

(d) The composition of use of basic transmission network is as follows:

	Year ended December 31,
	2006	2005	2004

TUSD – Tariff for Use of the Distribution System	1,261	1,058	—
Use of basic transmission	417	403	243
Use of connection of basic transmission	102	62	2
	1,780	1,523	245

19. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale:

	Year ended December 31,
	2006	2005	2004

Itaipu Binacional	822	825	1,116
Initial contracts	128	151	107
Bilateral contracts	42	—	—
Incentive Program for Alternative Electric Power Sources -PROINFA -	41	—	—
From suppliers though CCEE/MAE	26	23	41
System services charge	50	67	85
Energy Public Bids	793	371	—
From other sources	5	18	21
	1,907	1,455	1,370

 (b) Personnel:

	Year ended December 31,
	2006	2005	2004

Salary and payroll charges	911	788	802
Benefits	115	83	80
	1,026	871	882
Personnel costs transferred to construction in progress	(158)	(92)	(121)
	868	779	761
Voluntary termination program	—	—	27
Voluntary Indemnity for future annual bonus	178	—	—
	1,046	779	788

Removal of certain employees salary benefits — “Anuênio”

On April 27, 2006, Cemig presented a proposal to its employees to pay an amount in exchange for certain benefits representing an annual percentage of 1% on future salaries, called “Anuênio”. The amount of this payment represents the estimate of the future incremental salaries to be received until the employees complete 35 years of contribution to the National Social Security System (INSS), discounted at a rate of 12.00%, plus application of a variable percentage reduction factor established by the Company. Employees accepted the proposal in June 30, 2006, and the payment of the indemnity was R$178 in August 2006 which was recorded in operating expenses.

 (c) Regulatory charges:

	Year ended December 31,
	2006	2005	2004

Fuel usage quota	506	416	292
Global reserve for reversion quota	18	103	204
Energy development account	334	295	238
ANEEL inspection fee	34	24	19
Charges for use of water resources	139	145	108
	1,031	983	861

(d) Employee Profit Sharing

The Company records employee profit sharing based on 3% of the service income, which resulted in an expense of R$71, R$76 and R$62, respectively, for the years ended December 31, 2006, 2005 and 2004. Additionally, in the collective labor agreement reached with the unions in November 2006, 2005 and 2004, the Company agreed to pay additional installments of R$139, R$184 and R$48, respectively.

(e) Third-party Services

	Year ended December 31,
	2006	2005	2004

Tax collecting agents/reading of measurers	93	84	76
Marketing	49	49	46
Maintenance and electric conservation of installations and equipment	84	78	55
Building maintenance	29	27	21
Outsourcing services	27	13	15
Transportation and fares	8	3	4
Lodging and feeding	16	16	15
Security	14	13	13
Management Consulting	22	16	8
Maintenance of furniture	21	18	18
Maintenance of vehicle	17	5	4
Electric service	20	17	9
Other	75	81	45
	475	420	329

(f) Other:

	Year ended December 31,
	2006	2005	2004

Provision for doubtful accounts	94	54	62
Disposal of fixed assets, net	37	39	28
Provisions for contingencies-
Labor claims	(79)	3	20
Civil lawsuits – Consumers	(18)	28	8
ANEEL administrative proceedings	—	—	(10)
Civil lawsuits – Other	19	34	(8)
Bonus paid during the rationing period	—	—	24
Rentals	33	42	34
Grants and donations	35	24	19
Consumption – electric energy	16	12	20
Advertising	21	29	20
CCEE/MAE contribution	3	3	2
Other taxes (real estate, vehicle, etc)	29	22	6
General expenses	44	89	55
	234	379	280

20. FINANCIAL INCOME (EXPENSES), NET

Financial income (expense) consists of the following:

	Year ended December 31,
	2006	2005	2004
Financial income-
Interest and monetary restatement of account receivable from State Government	187	277	581
Reversal (provision) for losses on account receivable from State Government	99	223	(326)
Interest income	169	193	137
Late charges on overdue electricity bills, recorded on the cash basis	129	81	63
Foreign exchange gains	90	164	110
Monetary restatement on deferred regulatory assets	574	672	573
Gains on derivatives contracts	25	6	2
Taxes on financial revenues	(69)	(93)	(57)
Other	125	63	32
	1,329	1,586	1,115
Financial expense-
Interest on loans and financing	(529)	(328)	(255)
Monetary restatement on deferred regulatory liabilities	(133)	(158)	(80)
Financial transaction tax (CPMF)	(83)	(65)	(49)
Foreign exchange losses	(2)	(18)	(25)
Monetary restatement losses	(34)	(16)	(124)
Losses on derivative contracts	(116)	(156)	(176)
Other expenses	(97)	(91)	(56)
	(994)	(832)	(765)
Financial income, net	335	754	350

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

22. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty. Financial instruments, which potentially subject CEMIG to concentrations of credit risk are cash and cash equivalents for 2006 and 2005. CEMIG limits its credit risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions generally with short-term maturities.

(a) Cash and cash equivalents :

As of December 31, 2006 and 2005, cash and cash equivalents are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

(b) Financing and other financial instruments:

Based on interest rates currently available to CEMIG for bank financings with similar terms and average maturities, the fair value of long-term financing at December 31, 2006 and 2005 is R$5,710 and R$3,783, respectively, compared to book values of R$6,524 and R$4,826, respectively.

In March 2006, CEMIG entered into an agreement with its partners in one of CEMIG’s unconsolidated equity investments, which gives CEMIG an option to purchase its partners’ interests in the power generation assets of the underlying equity investee. The option price amounted to R$1,124 as of December 31, 2006. The option price is restated based on the IGP-M variation plus interest of 13.44% per year.

Pursuant to the agreement, the option expires in two years on March 23, 2008 and, under certain restricted conditions, may be extended for an additional two-year period. The exercise of the option is contingent upon the completion of a corporate restructuring by the equity investee to spin-off its power generation assets.

The Company’s management believes that the possibility that CEMIG will exercise this option is remote considering that its terms are currently economically unfeasible.

(c) Derivative financial instruments:

The Company utilizes derivative financial instruments to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. As of December 31, 2006, the Company has derivative financial instruments (“swaps”) with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the net notional amount of US$109 million (US$103 million in 2005) and the Japanese yen in the notional amount of ¥3,879 million (¥3,879 million in 2005). The net realized and unrealized losses from these operations for 2006, in the net amounts of R$91 (R$150 in 2005 and R$174 in 2004), were recorded as financial expenses.

The table below summarizes the Company’s derivative financial instruments and the unrealized losses recorded on these instruments as of December 31, 2006 and December 31, 2005:

			December 31, 2006
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million	Fair Value

¥ (Japanese Yen) exchange gains or losses + rate (3,90% p.a.)	R$ pegged to the CDI variation(111.00% CDI)	On 12/2009	¥3,879	(1)

US$ exchange gains or losses + rate (5.58% p.a. 7.48% p.a.)	R$ 100% of the CDI + rate from 1.50% p.a. to 3.01% p.a.	From 04/2007 to 06/2013	US$138	(186)

R$ 106% of the CDI	R$or US$ 48% of the CDI or exchange gains or losses (whichever is higher)	On 04/2010	(US$29)	—
				(187)

			December 31, 2005
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million	Fair Value

¥ (Japanese Yen) exchange gains or losses + rate (3.90% p.a.)	R$ pegged to the CDI variation(111.00% CDI)	On 12/2009	¥3,879	(41)

US$ exchange gains or losses + rate (5.58% p.a. 7.14% p.a.)	R$ 100% of the CDI + rate from 2.00% p.a to 3.01% p.a.	From 12/2005 to 06/2013	US$155	(102)

R$ 100% of the CDI	R$or US$ 60% of the CDI or exchange gains or losses (whichever is higher)	From 10/2006 to 11/2006	(US$23)	—

R$ 106% of the CDI	R$or US$ 48% of the CDI or exchange gains or losses (whichever is higher)	On 10/2006	(US$29)	—
				(143)

At December 31, 2006, the Company had recorded the amount of R$187 as other current liabilities, representing the fair value of these financial instruments at the respective balance sheet date.

(d) Other financial instruments:

The carrying value of CEMIG’s other financial instruments, in reais, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2006 and 2005 of these instruments.

23. EXPOSURE AND RISK MANAGEMENT

As a Brazilian energy concessionaire, the Company operates in an environment in which factors such as corporate reorganization, new regulations issued by governmental bodies and consumer market changes are considered risk factors.

The Company established of a Corporate Risk Management Program in January 2003, and implemented this program in 2004 in connection with its restructuring. This Corporate Risk Management Program aims to achieve the following: operate as an auxiliary in achievement of the objectives set by the strategic plan; create awareness among shareholders of the possible events that could constitute a risk of loss of value; structure the company to be able to take proactive stances in relation to its risk environment; provide the company's executives with a methodology and tools for effective management of risk; and provide other areas of strategic management with input concepts and procedures, and factors that strengthen the company's organizational control infrastructure.

The main market risks which affect CEMIG’s operations are described as follows:

(a) Exchange rate risk

CEMIG and its subsidiaries are exposed to the risk of increases in exchange rates, mainly U.S. dollar against the real, significantly impacting its financial position, results of operations, and cash flows. In order to protect against increases in exchange rates, the Company has derivative financial instruments (“swaps”) with financial institutions in the amount of R$233, equivalent to the notional amount of US$109 and R$70, equivalent to the notional amount of ¥3,879. These financial instruments partially offset the exchange variation of the Brazilian real compared to the U.S. dollar and yen for interest based on the CDI (See Note 22(c)). The exchange rate net exposure is as follows:

	December 31,
	2006	2005
U.S. Dollar
Financing	554	653
(-) Contracted derivative instruments– notional amounts	(233)	(241)
	321	412
Japanese Yen
Financing	70	77
(-) Contracted derivative instruments– notional amounts	(70)	(77)
	—	—
Other Currencies
Financing
Euro	36	41
Other	1	8
	37	49
Net liabilities exposed to exchange rate risk	358	461

(b) Interest rate risk

CEMIG and certain subsidiaries are exposed to the risk of increases in international interest rates, impacting their loans and financing denominated in foreign currencies with floating rates, mainly LIBOR, in the amount of R$146 (R$178 as of December 31, 2005).

The Company is also exposed in 2006 to the risk of increases in interest rates on real denominated financial liabilities, partially offset by real denominated financial assets as follows:

	December 31,
	2006	2005
CEMIG’s exposure to domestic interest rates

Asset
CRC Agreement	1,726	1,519
Short-term investments	1,008	1,299
Deferred regulatory assets	2,697	3,465
	5,431	6,283
Liabilities
Financing (local currency)	5,863	4,047
Payments to generators for energy purchased on CCEE/MAE during the rationing period	328	362
Derivative instruments	303	318
	6,494	4,727
Net liabilities exposed to interest rate risk	(1,063)	1,556

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

(d) Debt acceleration risk

The Company and certain of its subsidiaries have contracts for loans, financing and debentures with certain restrictive clauses (covenants), usually applicable to such operations, related to compliance with economic-financial indices, cash flow generation and other indicators. The creditors have the right to declare the early termination of CEMIG’s obligations and require the immediate payment of all outstanding debts in the case of a violation of such restrictive clauses.  The Company has not complied with a covenant of several financial institutions loan for which the Company has obtained waiver stating that the creditors will not demand accelerated or anticipated payments until December 31, 2007.

(e) Risk of non-renewal of concessions

The Company has concessions for commercial operation of electricity generation, transmission and distribution services with the expectation, by the management, that ANEEL and/or the Mining and Energy Ministry will renew them. If the renewals of the concessions are not granted by the Regulatory Body or if those Bodies renew them for requirement of additional costs ("concession for consideration"), the present levels of profitability and activity could be altered.

24. SHAREHOLDERS' AGREEMENT

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

On September 1999, the State Government of Minas Gerais brought an annulment action, by way of a request for interim relief against the shareholders’ agreement entered into with Southern in 1997. In 2003, the Supreme Court of the State of Minas Gerais annulled the referred to shareholders’ agreement. The appeals filed by Southern are under the Federal Courts consideration.

25. CONCENTRATIONS

(a) Labor:

The majority of CEMIG’s work force are members of SINDIELETRO (employee labor union). CEMIG and SINDIELETRO negotiate a collective bargaining agreement on an annual basis, which includes wage increases and profit sharing, along with other matters. The collective bargaining agreement becomes effective in November of each year. The 2006 collective bargaining agreement included an 4.0% average salary increase.

(b) Renewal of concession agreements:

At a meeting on October 3, 2006 the Board of Directors of ANEEL decided by majority to approve submission to the Mining and Energy Ministry (MME) of a group of alternatives (duly instructed and indicating their advantages and disadvantages), for decision, in relation to applications for extension of concessions made by the subsidiary Cemig Geração e Transmissão S.A. for the following plants – Pandeiros, Rio das Pedras, Poço Fundo, São Bernardo, Xicão, Luiz Dias, Emborcação, Nova Ponte and Santa Luzia – with total installed capacity of 1,735MW.

On June 14, 2007, the Mining and Energy Ministry (MME) extended such concessions for a period of 20 years, indistinctly, from the dates of maturity of the respective grants. The signature of the respective Amendment will be celebrated probably on the second half of 2007. The Amendment to the contract of Concession will observe the norms and conditions established for the pertinent legislation, as well as those foreseeing in the Law in the 10,848, of 15 of March of 2004, and its respective regulations.

Seven of the Company’s hydroelectric plants accounted for approximately 75% of its installed electric generation capacity as of December 31, 2006.

GENERATION CONCESSIONS-	Installed Capacity (MW)(unaudited)	Expiration Date

São Simão	1,710	January 2015
Emborcação	1,192	July 2025
Nova Ponte	510	July 2025
Jaguara	424	August 2013
Miranda	408	December 2016
Três Marias	396	July 2015
Volta Grande	380	February 2017
Irapé	360	February 2035
Aimorés	162	December 2035
Salto Grande	102	July 2015
Others	1,048	July 20015 to August 2036
Total installed capacity	6,692

DISTRIBUTION CONCESSIONS-	Date concession expires
Northern Region	February/2016
Southern Regional	February /2016
Eastern Region	February /2016
Western Region	February /2016

26. INSURANCE (Unaudited)

The Company has insurance policies for part of its property, plant and equipment, as follows:

Risk	Coverage	Effective Date	Insured Amount
Aircraft – 2006 to 2007	Fuselage	04/28/06 to 04/28/07	14
Aircraft – 2007 to 2008	Fuselage	04/29/07 to 04/29/08	14
Warehouses and buildings – 2006 to 2007	Fire	07/10/06 to 07/10/07	576
Generators, turbines and equipment – 2006 to 2007	Total	05/05/06 to 05/05/07	1,548
Generators, turbines and equipment – 2007 to 2008	Total	05/05/07 to 05/05/08	1,770

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

27. COMMITMENTS (Unaudited)

Cemig has outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2006, about our contractual obligations and commitments.

	2007	2008	2009	2010	2011	2012	2013 and beyond	Total

Long-Term debt	691	547	869	658	756	911	2,092	6,524
Derivative financial instruments (“swaps”)	103	15	36	9	8	8	8	187
Purchase of Electricity from Itaipu for resale (1)	1,216	1,021	1,070	1,103	1,115	1,159	499	7,183
Transportation of Electric Power from Itaipu (1)	78	82	85	89	93	97	42	566
Baguari hydroelectric power plant	56	76	31	4	—	—	—	167
Aimorés hydroelectric power plant	33	4	—	—	—	—	—	37
Três Marias hydroelectric power plant	25	3	—	—	—	—	—	28
“Luz para todos” (Light for All) Program	204	—	—	—	—	—	—	204
Cresce Minas I	176	438	107	—	—	—	—	721
Sales Management System I	77	41	16	—	—	—	—	134
Furnas-Pimenta Transmission line	14	2	—	—	—	—	—	16
Pension Plan Debt - Forluz	120	89	94	96	87	85	746	1,317
Purchase of Energy — Spot Market	748	1,023	1,261	1,533	1,662	1,742	4,415	12,384
Total	3,541	3,341	3,569	3,492	3,721	4,002	7,802	29,468

(1) Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013.

28. SEGMENT INFORMATION

Under CEMIG’s distribution concession agreements, CEMIG was required to restructure its operations in order to place its generation, transmission and distribution operations into separate subsidiaries, wholly owned by CEMIG. To comply with this requirement, in 2004, CEMIG incorporated two new wholly-owned subsidiaries: CEMIG Geração e Transmissão S.A. and CEMIG Distribuição S.A. The Company’s Extraordinary Shareholders’ General Meeting on December 30, 2004 authorized the transfer, as of January 1, 2005, of the Company’s investments and separate assets and liabilities to these subsidiaries to separate its generation, transmission and distribution activities. Cemig Geração e Transmissão S.A. and CEMIG Distribuição S.A. began to operate as from January 1, 2005.  The effective transfer of concessions of electricity transmission, generation and distribution to the new subsidiaries was subject to ANEEL’s approval, in accordance with Resolution N.o 407, of December 20, 2004.

As of and for the years ended December 31, 2006 and 2005, the Company’s reportable segments are its generation and transmission, and distribution segments. As of December 31, 2004, the Company’s reportable segments were the electricity, gas and telecommunications operations. The gas segment was consolidated until December 15, 2004, when the Company sold 40% of its interest in GASMIG and signed an Association Agreement with PETROBRAS, which gave PETROBRAS substantive participating rights. The gas segment principal activities were the acquisition, transportation and distribution of natural gas. The telecommunications segment principal activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other, as well as providing cable TV and internet access services.

Due to the fact that the Company changed in 2005 the structure of its internal organization in a manner that caused the composition of its reportable segments to change, and it is impracticable to restate the corresponding information for earlier periods, the Company has not disclosed its 2004 segment information in accordance with the current criteria.

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

	BRGAAP 2006	Adjustment	USGAAP 2006	BRGAAP 2005	Adjustment	USGAAP 2005
Identifiable assets
Electricity
Distribution	12,687	305	12,992	10,309	1,271	11,580
Generation and Transmission	7,834	829	8,663	7,592	742	8,334
Other	1,843	(10)	1,833	1,266	166	1,432
Total consolidated assets	22,364	1,124	23,488	19,167	2,179	21,346

The Company allocated the account receivable from Minas Gerais State Government to the Distribution segment.

2006	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	2,427	6,246	20	8,693	(53)	8,640

Operating income	1,184	873	(5)	2,052	(1,279)	773

Financial income (expenses), net	(270)	197	120	47	288	335

Income tax – (Expense) Benefit	(208)	(300)	33	(475)	(22)	(497)

Net income	706	770	243	1,719	(1,017)	702

Depreciation and amortization charges	224	367	38	629	181	810

Equity method	—	—	97	97	(6)	91

Additions to property, plant and equipment	152	918	16	1,086	242	1,328

2005	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	1,475	6,361	83	7,919	(406)	7, 513

Operating income	853	1,060	(97)	1,816	(492)	1, 324

Financial income (expenses), net	(241)	329	531	619	135	754

Income tax – (Expense) Benefit	(110)	(399)	46	(463)	163	(300)

Minority interests	—	—	2	2	—	2

Net income	531	990	482	2,003	(194)	1,809

Depreciation and amortization charges	194	364	34	592	77	669

Equity method	—	—	29	29	—	29

Additions to property, plant and equipment	425	890	41	1,356	155	1,511

29. PERIODIC RATE REVIEW OF ELECTRICITY CONCESSIONS

ANEEL´s Resolution 234 of October 31, 2006, established new concepts and guidelines relating to the second cycle of the Periodic Review for Distributors of Electricity. The mainly differences are the base of assets to be used in the second Tariff Review that shall be the previous base of assets updated by the IGP-M Inflation Index and the definition of the operational costs to be covered by the rates. ANEEL will continue to use the Reference Company as the comparative base.

The future financial impacts arising from the second cycle of the Periodic Tariff Review, in 2008, are still being studied by the Company, and it is not possible at present to estimate the effects on its business.

30. CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CEMIG

The condensed unconsolidated financial information of CEMIG, as of December 31, 2006 and 2005 and for each of the two years in the period ending on December 31, 2006, under U.S. GAAP is as follows:

As discussed in Notes 1 and 28, CEMIG was required to restructure its operations in order to place its generation, transmission and distribution operations into separate subsidiaries, wholly owned by CEMIG. To comply with this requirement, in 2004, CEMIG incorporated two new wholly-owned subsidiaries: CEMIG Geração e Transmissão S.A. and CEMIG Distribuição S.A.. The Company’s Extraordinary Shareholders’ General Meeting on December 30, 2004 authorized the transfer, as of January 1, 2005, of the Company’s investments and separate assets and liabilities to these subsidiaries to separate its generation, transmission and distribution activities. Cemig Geração e Transmissão S.A. and CEMIG Distribuição S.A. began to operate as from January 1, 2005.  As such, CEMIG became a holding company in January 1, 2005, and unconsolidated financial information is presented for the years 2006 and 2005.

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005 (UNCONSOLIDATED)

( Expressed in millions of Brazilian reais)

	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	23	300
Tax recoverable	13	216
Deferred income and social contr. taxes	24	43
Dividends receivable	1,153	1,317
Other	7	60
	1,220	1,936

NONCURRENT ASSETS
Accounts receivable from Minas Gerais State government (note 3)	—	1,519
CRC Account Securitization Fund (FIDC) (note 3)	744	—
Deferred income and social contr. taxes (note 5)	213	171
Tax recoverable (note 8)	289	—
Other	135	99
	1,381	1,789

PERMANENT ASSETS
Investments in subsidiaries and affiliates	6,815	6,135
Property, plant and equipment	2	7
	6,817	6,142

TOTAL ASSETS	9,418	9,867

	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable to suppliers	6	20
Payroll and related charges	8	9
Taxes payable	23	38
Dividends and interest on capital	877	1,602
Current portion of long-term financing	7	9
Other	35	36
	956	1,714

LONG TERM LIABILITIES
Long-term financing (note 13)	103	74
Employee post-retirement benefits (note 15)	82	71
Accrued liability for contingencies (note 16)	277	372
Other	51	48
	513	565

SHAREHOLDERS’ EQUITY	7,949	7,588

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,418	9,867

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (UNCONSOLIDATED)

(Expressed in millions of Brazilian reais)

	2006	2005

OPERATING REVENUES	1	2
OPERATING EXPENSES	(17)	(100)

EQUITY IN EARNINGS OF INVESTEES	1,590	1,523

FINANCIAL INCOME (EXPENSES), NET	123	532

INCOME AND SOCIAL CONTRIBUTION TAXES	18	46
NET INCOME	1,715	2,003

OTHER COMPREHENSIVE INCOME	8	1
COMPREHENSIVE INCOME	1,723	2,004

STATEMENTS OF CASH FLOWS (UNCONSOLIDATED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Expressed in millions of Brazilian reais)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:	1,404	58

CASH FLOWS FROM INVESTING ACTIVITIES
Escrow deposits	4	—
Acquisition of investments	(570)	(91)

Net cash used in investing activities	(566)	(91)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	30	51
Repayment of long-term financing and short-term loans	—	(55)
Sale of FIDC quotas	900	—
FIDC – amounts received	27	—
Dividends and interest on capital paid	(2,072)	(491)

Net cash provided by (used in) financing activities	(1,115)	(495)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(277)	(528)

CASH AND CASH EQUIVALENTS:
Beginning of the year	300	828
End of the year	23	300
	(277)	(528)
SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	9	20
Interest paid, net of interest capitalized	14	19

Following is information relating to CEMIG unconsolidated condensed financial statements presented above:

•	Investments — As of December 31, 2006 and 2005, investments in subsidiaries and affiliates are comprised as follows (see note 9):

	2006	2005
Cemig Geração e Transmissão S.A.	2,951	2,920
Cemig Distribuição S.A.	2,350	2,312
Companhia de Gás de Minas Gerais - GASMIG	153	94
Empresa de Infovias S.A.	286	261
Sá Carvalho S.A.	92	112
Usina Térmica Ipatinga S.A.	65	72
Cemig Capim Branco Energia S.A.	46	31
UTE Barreiro S.A.	10	12
Cemig PCH S.A.	51	49
Efficientia S.A.	3	2
Horizontes Energia S.A.	66	71
Companhia Transleste de Transmissão - Transleste	14	13
Central Térmica de Cogeração S.A.	2	3
Rosal Energia S.A.	137	153
Companhia Transudeste de Transmissão - Transudeste	7	6
Companhia Transirape de Transmissão - Transirape	5	5
Companhia de Transmissão Centroeste de Minas	7	3
Transchile Charrúa Transmisión S.A.	13	4
Rio Minas Energia Participações S.A. - RME	212	—
Empresa Regional de Transmissão de Energia S.A. - ERTE	15	—
Empresa Amazonense de Transmissão de Energia S.A. - EATE	204	—
Empresa Catarinense de Transmissão de Energia S.A. - ECTE	12	—
Empresa Norte de Transmissão de Energia S.A. - ENTE	66	—
Empresa Paraense de Transmissão de Energia S.A. - ETPE	41	—
Others	7	12
	6,815	6,135

•	Taxes recoverable — As of December 31, 2006 and 2005, taxes recoverable are mainly comprised as follows (see note 8):

	December 31,
	2006	2005
Current assets -
Income tax	—	15
Social contribution tax	7	192
VAT	4	4
Other	2	5
	13	216
Other non-current assets -
Income tax	260	—
Social contribution tax	29	—
VAT	—	—
	289	—

•	Deferred income and social contribution taxes — As of December 31, 2006 and 2005, the major components of the deferred income and social contribution taxes are as follows (see note 5):

	December 31,
	2006	2005
Tax loss carryforwards	531	48
Employee post-retirement benefits	12	5
Provision for contingencies	74	115
Provision for doubtful accounts	35	39
Other temporary differences	8	7
	660	214
Provision for losses on realization of deferred tax balances	(423)	-
	237	214
Current Assets	24	43
Other Assets	213	171

•	Accrued liabilities for contingencies — As of December 31, 2006 and 2005, accrued liabilities for contingencies are mainly comprised as follows (see note 16):

	December 31
	2006	2005
Labor Claims
Various	32	109

Civil Lawsuits
Personal Injury	8	36
Rate Increase	104	132
Other	61	29
	173	197

Tax
FINSOCIAL	21	21
VAT	2	-
Taxes payable – Suspended Liability	40	38
INSS	1
Other	2	2
	66	61

Regulatory
ANEEL Administrative Proceedings	6	5

Total	277	372

•              Restriction of transfer of funds from subsidiaries – The subsidiaries described bellow qualify as either concessionaires of public services or independent power producer. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law.

As of December 31, 2006, total restricted subsidiaries net assets amount to R$5,780 composed as follows:

2006
Cemig Geração e Transmissão S.A.	2,951
Cemig Distribuição S.A.	2,350
Sá Carvalho S.A.	92
Usina Térmica Ipatinga S.A.	65
Cemig Capim Branco Energia S.A.	46
UTE Barreiro S.A.	10
Cemig PCH S.A.	51
Efficientia S.A.	3
Horizontes Energia S.A.	66
Central Térmica de Cogeração S.A.	2
Rosal Energia S.A.	137
Companhia de Transmissão Centroeste de Minas	7
5,780

31. SUBSEQUENT EVENTS

(a) Rates readjustment

The rates of Cemig Distribuição S.A. were increased by an average of 5.16% from April 8, 2007. The adjustment was applied in different percentages by category of consumption. The increase of the rates do not represent an increase of the CEMIG’s operating revenues in the same percentage because part of it is used to the regulatory assets settlement. See note 4.

(b) Issuance of Promissory Notes (commercial paper)

On January 2, 2007 Cemig Distribuição S.A. issued R$200 in Promissory Notes (commercial paper), which will have tenor of 180 days and pay interest corresponding to 102.00% of the daily interbank deposit. The funds raised will be used for replenishment of cash in relation to the debt maturing and settled between August 2006 and December 2006. The Promissory Notes may be redeemed early by the Issuer at his exclusive option.

(c) Reduction of interest in LIGHT S.A.

On May 16,2007 the Brazilian National Development Bank (“BNDES”) converted 90% of its issues debentures in interest in Light S.A. corresponding to 31.50% of the total registered capital. The consequence of this transaction was a reduction in the interest ownership of Rio Minas Energia Participações S.A. (“RME”) in Light S.A. from 79.39% to 54.20% and a decrease in the indirect interest ownership of CEMIG from 19.89% to 13.55%.

(d) American Depositary Receipts (ADRs)

In accordance with the decision of the meeting of CEMIG’s Board of Directors held on February 28, 2007, the American Depositary Receipts (ADRs) representing the Common Shares of the Company will be available for investors as from June 12, 2007, without the issuance of any new shares. This ADR program has been registered with the CVM (Brazilian Securities Commission) and will be registered with the SEC (Securities and Exchange Commission) of the USA, and listed on the New York Stock exchange(NYSE). This gives US investors the same access to the Common (ON) shares of Cemig as is currently available under the existing ADR program for the preferred (PN) shares.

(e) Regulatory agency acts

On January 9, 2007, ANEEL has filed regulatory proceeding against Cemig Distribuição S.A. questioning some criteria used by the subsidiary to calculate the amount billed to the low-income consumers to be reimbursed by Centrais Elétricas Brasileiras – “ELETROBRAS” in the amount of R$143. The Company recorded a provision in 2007 of R$30 which represents the potential loss relating to these matters.

(f) Issuance of debentures of Cemig Geração e Transmissão S.A.

In the first half of 2007, Cemig Geração e Transmissão S.A. concluded its first issuance of debentures in the amount of R$993, with the purpose of carrying out the obligatory exchange specified in the deed of the first issuance by CEMIG, as a result of the process of unbundling. Cemig Geração e Transmissão S.A. did not receive the net funds of this offer, nor will there be an increase in debt, since the liabilities arising from the deed of the first CEMIG issuance are already allocated in Cemig Geração e Transmissão S.A. since the beginning of its operational activities on January 1, 2005. Of the total of the issue, R$558 was posted as debt and 41% of the new issue was exchanged for the debentures that the Company holds in treasury, arising from the redemptions made at the time of the re-negotiations.

(g) Proposal for increase in the registered capital

On April 26, 2007, the Annual General Meeting approved an increase in the registered capital through the use of the Earnings Reserve so as to comply with Article 199 of the Corporate Law, which limits the amount of the reserves to the amount of the company’s registered capital. Therefore,  the registered capital of CEMIG increased from R$1,621 to R$2,432 with issuance of new shares, through capitalization of R$811 of the balance on the Retained Earnings Reserve, distributing as a consequence to stockholders a bonus of 50%, in new shares, of the same type as those held, and with nominal value R$0.01.

(h) Reverse split

The Annual General Meeting approved a reverse split of the shares of the company, of each lot of 500 shares of nominal value R$0.01 for one share of nominal value R$5.00. The reverse split occurred on June 4, 2007. All share and per share data has been retroactively restated to reflect the reverse stock split.

(i) Third Issuance of Commercial Papers of Cemig Distribuição S.A.

On June 12, 2007, Cemig Distribuição S.A. entered into a placement agreement with a creditor, Caixa Econômica Federal, relating to the third public issuance of commercial paper in an amount of R$400. The commercial papers are expected to be subscribed and fully paid up on June 29, 2007. The commercial paper matures 180 days after the subscription date, on December 26, 2007. Upon maturity, Cemig Distribuição S.A. will be obligated to pay to the holders an amount equal to the par value of the paper plus interest at the rate of 101.6% of CDI.

32 - RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS NOT YET ADOPTED

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”, that prescribes a recognition threshold and measurement attribute for the financial statement of a tax position taken or expected. This Interpretation will result in increased relevance and comparability in financial reporting of income taxes because all tax positions accounted for in accordance with FASB Statement 109, Accounting for Income Taxes, will be evaluated for recognition, derecognition, and measurement using consistent criteria. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. CEMIG is evaluating the potential impacts of this interpretation in company’s consolidated financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, that establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and will change some current practice because of the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. It applies for derivatives and other financial instruments measured at fair value under Statement 133 at initial recognition and in all subsequent periods and should provide users of financial statements with information that is useful in making investment, credit, and similar decisions . This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. CEMIG is evaluating the potential impacts of this interpretation in company’s consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply this Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of this Statement but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. CEMIG is evaluating the potential impacts of this interpretation in company’s consolidated financial statements.

***************