Form 20-F
period 2007-12-31
ENERGY CO OF MINAS GERAIS
filed 2008-06-30
CIK 1157557

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report N/A

Commission file number  1-15224

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
(Exact name of Registrant as specified in its charter)

ENERGY CO OF MINAS GERAIS
(Translation of Registrant’s name into English)

BRAZIL
(Jurisdiction of incorporation or organization)

Avenida Barbacena, 1200, Belo Horizonte, M.G., 30190-131
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares, R$5.00 par value	New York Stock Exchange*
American Depositary Shares, each	New York Stock Exchange
representing 1 Preferred Share,
without par value

Common Shares, R$5.00 par value	New York Stock Exchange*
American Depositary Shares, each	New York Stock Exchange
representing 1 Common Share,
without par value

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

212,622,503 Common Shares
273,631,568 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	IFRS ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

* Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PRESENTATION OF FINANCIAL INFORMATION

Companhia Energética de Minas Gerais—CEMIG is a sociedade de economia mista (a state-controlled mixed capital company) organized and existing with limited liability under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to “CEMIG,” “we,” “us,” “our” and the “Company” are to Companhia Energética de Minas Gerais—CEMIG and its consolidated subsidiaries, except when the reference is specifically to Companhia Energética de Minas Gerais—CEMIG (parent company only) or the context otherwise requires. References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), the official currency of Brazil, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

i

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, including the principles that are established primarily through Law No. 6,404 of December 15, 1976, as amended, which we refer to as the Brazilian Corporate Law. For purposes of this annual report, we have presented, and in future reports to be filed with the United States Securities and Exchange Commission, or the Commission, we intend to present, our consolidated financial statements and other financial information in reais in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For purposes of this annual report we prepared balance sheets as of December 31, 2007 and 2006 and the related statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2007, 2006 and 2005, in reais all in accordance with U.S. GAAP. KPMG Auditores Independentes has audited our consolidated financial statements as of and for the year ended December 31, 2007, as stated in their report appearing elsewhere herein, and Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements at December 31, 2006 and for each of the two years ended December 31, 2006 and 2005, as stated in their report appearing elsewhere herein.

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

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$1.7790 to US$1.00, the noon buying rate in New York City for cable transfers in reais as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2007. The real has historically experienced high volatility. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the twelve-month period ended December 31, 2007 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (The Brazilian National Electric Energy Agency), or ANEEL, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt-hours, respectively, and references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively. References to “Preferred American Depositary Shares” or “Preferred ADSs” are to American Depositary Shares, each representing 1,000 preferred shares as of December 31, 2006, and one preferred share as of December 31, 2007.  References to “Common American Depositary Shares” or “Common ADSs” are to American Depositary Shares, each representing one common share as of December 31, 2007.  Our Preferred ADSs and Common ADSs are referred to collectively as “ADSs,” and Preferred ADRs and Common ADRs are referred to collectively as “ADRs.”

On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our preferred shares, with a corresponding adjustment to our Preferred ADSs.  Effective on June 11, 2007, after giving effect to (i) a reverse stock split of our preferred shares in the form of a consolidation whereby every 500 preferred shares, par value R$0.01, were consolidated into one preferred share with a par value of R$5.00, and (ii) a 100% forward split of the Preferred ADSs, the Preferred ADS ratio was changed to one preferred share per Preferred ADS.  In addition, on May 2, 2008, a 2.02% stock dividend was paid on the preferred shares.  On May 8, 2008, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS.  The Preferred ADSs are evidenced by American Depositary Receipts, or Preferred ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder (the “Second Amended and Restated Deposit Agreement”).

On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our common shares.  On June 11, 2007, we effected a reverse stock split of our common shares in the form of a consolidation whereby every 500 common shares, par value R$0.01, were consolidated into one common share with a par value of R$5.00. On June 12, 2007, we established an American

Depositary Share program for our common shares, with each Common ADS representing one common share.  In addition, On May 2, 2008, a 2.02% stock dividend was paid on the common shares.  On May 8, 2008, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS.  The Common ADSs are evidenced by American Depositary Receipts, or Common ADRs, issued pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder (the “Common ADS Deposit Agreement” and, together with the Second Amended and Restated Deposit Agreement, the “Deposit Agreements”).

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, principally in “Item 3. Key Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions relating to, among other things:

•                                          general economic, political and business conditions, principally in Latin America, Brazil, the State of Minas Gerais, Brazil, or Minas Gerais, and the state of Rio de Janeiro, Brazil, or Rio de Janeiro;

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

•                                          trends in the electricity generation, transmission and distribution industry in Brazil, and in particular in Minas Gerais and Rio de Janeiro;

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

The selected consolidated financial data as of December 31, 2007 and 2006 and for each of the three years ended December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated data as of December 31, 2005, 2004 and 2003 and for the each of the two years ended December 31, 2004 and 2003 has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report.

U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$1.7790 per US$1.00, the noon buying rate as of December 31, 2007. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On June 20, 2008, the noon buying rate for reais was R$1.6018 per US$1.00. See “— Exchange Rates.”

Selected Consolidated Financial Data

	As of and for the year ended December 31,
	2007	2007	2006	2005	2004	2003
	(in millions of US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)
Income Statement Data:
Net operating revenues
Electricity sales to final consumers	5,728	10,191	9,319	8,708	8,541	7,163
Deferred rate adjustment(3)	—	—	—	110	640	199
Electricity sales to the interconnected power system	637	1,134	884	237	36	56
Use of basic transmission and distribution networks	958	1,705	1,780	1,523	245	257
Other operating revenues	133	236	200	176	625	531
Tax on revenues	(2,155)	(3,836)	(3,543)	(3,241)	(2,608)	(2,190)
Total net operating revenues	5,301	9,430	8,640	7,513	7,479	6,016

Operating costs and expenses
Electricity purchased for resale	(1,207)	(2,147)	(1,907)	(1,455)	(1,370)	(1,396)
Natural gas purchased for resale	—	—	—	—	(268)	(246)
Use of basic transmission and distribution networks	(317)	(564)	(687)	(709)	(538)	(310)
Depreciation and amortization	(494)	(878)	(810)	(669)	(677)	(686)
Personnel	(497)	(884)	(1,046)	(779)	(788)	(710)
Regulatory charges	(544)	(967)	(1,031)	(983)	(861)	(585)
Regulatory liability – special liabilities	—	—	(1,057)	—	—	—
Third-party services	(309)	(550)	(475)	(420)	(329)	(325)
Employee post-retirement benefits	(79)	(140)	(245)	(257)	(153)	(109)
Materials and supplies	(83)	(148)	(116)	(95)	(83)	(88)
Reversal (Provision) for loss on deferred regulatory assets(3)	(82)	(146)	(49)	(183)	(9)	174
Employee profit sharing	(256)	(455)	(210)	(260)	(110)	(93)
Other	(264)	(472)	(234)	(379)	(280)	(313)
Total operating costs and expenses	(4,132)	(7,351)	7,867	6,189	(5,466)	(4,687)

Operating income	1,169	2,079	773	1,324	2,013	1,329

Financial income (expenses), net	(27)	(48)	335	754	350	674

Non-Operating Income	153	272	91	29	105	—

Income before income taxes and minority interests	1,295	2,303	1,199	2,107	2,468	2,003
Income taxes expense	(385)	(685)	(497)	(300)	(731)	(607)
Minority interests	—	—	—	2	2	—
Net income (loss)	910	1,618	702	1,809	1,739	1,396

Other comprehensive income (loss)	(225)	(400)	140	25	(474)	(64)
Comprehensive income	685	1,218	842	1,834	1,265	1,332

Basic earnings (loss): (5)
Per common share	1.87	3.33	1.44	3.72	3.58	2.87
Per preferred share	1.87	3.33	1.44	3.72	3.58	2.87
Per ADS	1.87	3.33	1.44	3.72	3.58	2.87
Diluted earnings (loss): (5)
Per common share	1.83	3.26	1.41	3.69	3.58	2.87

	As of and for the year ended December 31,
	2007	2007	2006	2005	2004	2003
	(in millions of US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)
Per preferred share	1.83	3.26	1.41	3.69	3.58	2.87
Per ADS	1.83	3.26	1.41	3.69	3.58	2.87

	As of and for the year ended December 31,
	2007	2007		2006		2005		2004		2003
	(in millions of US$)(1)(2)	(In millions of R$ except per share/ADS data or as otherwise indicated)

Balance Sheet Data:
Assets
Current assets	3,336	5,935		4,778		4,778		3,276		2,630
Property, plant and equipment, net	7,777	13,835		13,426		11,971		11,191		10,917
Deferred regulatory assets — long-term	463	823		1,548		2,315		2,929		2,069
Account receivable from State Government	991	1,763		1,726		1,519		1,097		891
Other assets	1,122	1,997		1,841		763		504		612
Total assets	13,689	24,353		23,319		21,346		18,997		17,119

Liabilities
Current portion of long-term financing	529	941		691		985		1,417		1,660
Other current liabilities	2,008	3,572		3,639		3,953		2,286		1,869
Long-term financing	3,301	5,873		5,833		3,841		2,750		2,331
Employee post-retirement benefits—long-term	1,227	2,182		1,666		1,535		1,606		1,023
Shareholders’ equity	4,623	8,224		8,370		9,252		9,209		8,524
Capital stock	1,259	2,239		1,428		1,428		1,428		1,428

Other Data:
Weighted average outstanding shares - basic (5)
Common		212,622,504		212,622,504		212,622,504		212,622,504		212,622,504
Preferred		273,631,569		273,631,569		273,631,569		273,631,569		273,631,569
Dividends per share (5)
Common	1.58	R$	2.81	R$	2.77	R$	3.68	R$	1.19	R$	0.51
Preferred	1.58	R$	2.81	R$	2.77	R$	3.68	R$	1.19	R$	0.51
Dividends per ADS (5)	1.58	R$	2.81	R$	2.77	R$	3.68	R$	1.19	R$	0.51
Dividends per share (4)(5)
Common		US$	1.58	US$	1.30	US$	1.58	US$	0.45	US$	0.18
Preferred		US$	1.58	US$	1.30	US$	1.58	US$	0.45	US$	0.18
Dividends per ADS(4)(5)		US$	1.58	US$	1.30	US$	1.58	US$	0.45	US$	0.18

Weighted average outstanding shares - diluted (5)
Common		216,925,229		217,250,274		214,450,359		212,622,504		212,622,504
Preferred		279,168,901		279,587,214		275,983,902		273,631,569		273,631,569
Dividends per share diluted (5)
Common	1.55	R$	2.75	R$	2.71	R$	3.65	R$	1.19	R$	0.51
Preferred	1.55	R$	2.75	R$	2.71	R$	3.65	R$	1.19	R$	0.51
Dividends per ADS diluted (5)	1.55	R$	2.75	R$	2.71	R$	3.65	R$	1.19	R$	0.51
Dividends per share diluted (4)(5)
Common		US$	1.55	US$	1.27	US$	1.57	US$	0.45	US$	0.18
Preferred		US$	1.55	US$	1.27	US$	1.57	US$	0.45	US$	0.18
Dividends per ADS diluted (4)(5)		US$	1.55	US$	1.27	US$	1.57	US$	0.45	US$	0.18

(1)                                 Converted at the exchange rate of US$1.00 to R$1.7790, the noon buying rate as of December 31, 2007.  See “—Exchange Rates.”

(2)                                 In millions, except per share/ADS data.

(3)                                 See Note 4 to our consolidated financial statements.

(4)                                 This information is presented in U.S. dollars at the noon buying rate in effect as of the end of each year.

(5)                                 Per share numbers have been adjusted to reflect the stock dividend and consolidation of our shares, and per Preferred ADS numbers have been adjusted to reflect the 100% forward split of our Preferred ADSs, each of which occurred in May and June 2007.

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

Brazilian law provides that, whenever there (i) is a significant imbalance in Brazil’s balance of payments, or (ii) are major reasons to foresee a significant imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future. Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares or common shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations. See “Risk Factors — Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs.”

The table below sets forth, for the periods indicated, the low, high, average and period-end noon buying rates for reais, expressed in reais per US$1.00.

	Reais per US$ 1.00
Month	Low	High	Average	Period-end
December 2007	1.7580	1.8204	1.7852	1.7790
January 2008	1.7346	1.8175	1.7710	1.7578
February 2008	1.6679	1.7655	1.7414	1.6845
March 2008	1.6673	1.7441	1.7090	1.7441
April 2008	1.6547	1.7410	1.6863	1.6950
May 2008	1.6252	1.6880	1.6585	1.6252
June 2008 (through June 20, 2008)	1.6018	1.6405	1.6246	1.6018

	Reais per US$ 1.00
Year Ended December 31,	Low	High	Average	Period-end
2003	2.8230	3.6640	3.0757	2.8950
2004	2.6510	3.2085	2.9262	2.6550
2005	2.1695	2.7755	2.4352	2.3340
2006	2.0549	2.3580	2.1738	2.1342
2007	1.7298	2.1520	1.9473	1.7790

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

The rules for the sale of electric energy and market conditions could affect our generation selling prices.

Under the law creating the new model for the industry, our generation company is not allowed to sell energy directly to our distribution company. As a result, we have to sell our electricity in a regulated market through public auctions conducted by ANEEL, or in the Free Contracting Environment (the “ACL”).  Legislation allows distributors that contract with our generation company under the Regulated Contracting Environment (the “ACR”) to reduce the quantity of energy contracted under these contracts up to a certain limit, exposing our generation company to the risk of failing to purchase energy at adequate prices.

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

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments: (1) the annual adjustment; (2) the periodic revision; and (3) the extraordinary revision. We are entitled to apply each year for the annual adjustment, which is designed to offset some of the effects of inflation on rates and allows us to pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual rate adjustments, the intended effect of which is to reward the good management of our costs while sharing any related gains with our consumers. We are also entitled to request an extraordinary revision of our rates if unforeseen events significantly alter our cost structure. The periodic revision and extraordinary revision are subject to a certain degree of ANEEL’s discretion.

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

We have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,763 million as of December 31, 2007. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. Historically we have had difficulty collecting amounts due from the State Government under the CRC Account. On January 23, 2006, CEMIG and the State Government executed a Fourth Amendment to the CRC Account Agreement, under which the State Government agreed to pay its debt in 61 semi-annual payments and irrevocably authorized us to retain 65% of the dividends and interest on capital due to it through June 30, 2035 to offset amounts due under the CRC Account Agreement.  However, no assurance can be given that we will be able to pay dividends sufficient to allow us to retain dividends due to the State Government in the amount necessary to cover the repayment of the full amount of the principal and interest due under the CRC Account.  In addition, on September 12, 2007 a Fifth Amendment to the CRC Account was executed by CEMIG and the State Government to adjust the outstanding balance of the CRC Account in accordance with a provision in the Fourth Amendment in which the parties recognized that there was a disagreement regarding the outstanding balance of the CRC Agreement at December 31, 2004. Pursuant to the Fifth Amendment, the outstanding balance of the CRC Account was adjusted from R$2,942 million to R$2,839 million. See “Item 10. Additional Information—Material Contracts—CRC Account Agreement”.

We are strictly liable for any damages resulting from inadequate rendering of electricity services.

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

In light of the degree of discretion granted to the Federal Government by the Concessions Law with respect to new concession contracts and the renewal of existing concessions, and given the lack of long-standing precedents with respect to the Federal Government’s exercise of such discretion and interpretation and application of the Concessions Law, we cannot assure you that new concessions will be obtained or that concessions will be renewed on terms as favorable as those currently in effect. See “Item 4. Information on the Company—Competition—Concessions” and “The Brazilian Power Industry—Concessions” in Annex A. Non-renewal of any of our concessions could adversely affect our business, results operations and financial condition.

The present structure of the Brazilian electricity sector is highly concentrated in hydroelectric generation, which makes it subject to certain risks.

The Brazilian electricity industry is highly concentrated in hydroelectric generation and faces a natural limitation on its generation capacity, as hydroelectric power plants cannot generate more electricity than is made possible by the country’s water resources. As a result, natural factors may affect our generating capacity, by increasing or reducing the level of reservoirs. Control of the level of reservoirs by the ONS seeks to optimize the level of water available for hydroelectric generation in each of the power plants associated with the respective reservoirs. In this context, the ONS could, for example, prevent a generating plant located at the beginning of a river from increasing its throughput of water, if this increase were to negatively affect other plants further downstream. In the same way, the ONS may decide to increase thermal generation and reduce hydroelectric generation in order to conserve water in the reservoirs.

Shortages and/or rationing due to adverse hydrological conditions not covered by the Energy Reallocation Mechanism (as described in “The Brazilian Power Industry—Energy Reallocation Mechanism” in Annex A) could result in increased costs and reduced cash flow. In addition, if the new energy auctions under the New Industry Model Law fail to result in an expansion in electricity generation capacity to adequate levels to meet growing demand, rationing measures could be implemented. Any limitation on our electricity generation capacity could adversely affect our business, results of operations and financial condition.

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

As of December 31, 2007, our total past due receivables from final consumers were approximately R$775 million, corresponding to 8.2% of our net revenues for 2007.  As of December 31, 2007, our allowance for doubtful accounts was R$295 million. Approximately 11.2% of the past due receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting clients. If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition. In addition, any consumer defaults in excess of our allowance for doubtful accounts could have an adverse effect on our business, results of operations and financial condition.

We may not be able to complete our proposed capital expenditure program.

We plan to spend approximately R$6.4 billion during the period from 2008 through 2012 on the construction of new power installations and the refurbishment and maintenance of existing power plants and transmission and distribution systems. Our ability to carry out this capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other factors. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give any assurance that we will have the financial resources to complete this program.

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

On December 31, 2007, our total debt was R$6,814 million, of which R$941 million matures in 2008. We will need funds in the short term to pay and refinance these obligations. For this reason, we intend to refinance our debt profile in 2008 to lengthen maturities. We plan to raise approximately R$507 million in 2008, and expect to pay the remaining obligations due in 2008 with cash on hand, although no assurance can be given that we will be able to raise such funds or that such cash will be available.

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

We are currently defending several legal proceedings relating to civil, administrative, environmental, tax and other claims. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include reserves relating to litigation claims totaling R$268 million as of December 31, 2007 (excluding labor-related matters) for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. In the event that our reserves for litigation claims prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have an adverse effect on our business, results of operations or financial condition.

Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees.  We have entered into a collective bargaining agreement with the labor unions representing most of these employees.

We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and compensation for occupational hazards. We are also subject to claims related to labor outsourcing, in which employees of our contractors and subcontractors have brought actions against us for the payment of outstanding labor liabilities, readjustment of retirement pension payments by Forluz (the entity responsible for managing our employee pension fund), and salary adjustments. As of December 31, 2007, our labor-related claims totaled, in the aggregate, approximately R$188.6 million, and at that date we had accrued a liability of approximately R$78 million for losses we expect from these claims. For a more detailed discussion of labor-related proceedings, see “Item 8. Financial Information—Legal Proceedings—Labor and Pension Fund Obligations.”

We have not experienced any material labor unrest during the last six years, although in 2006 three work stoppages did occur and in 2007 four work stoppage occurred. Nevertheless, our operations might be interrupted by a labor disturbance in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor action. In the event of a strike, we might face an immediate loss of revenue.

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

In connection with the purchase in 1997 of approximately 33% of our common shares by Southern Electric Brasil Participações Ltda., or Southern, the State Government entered into a shareholders’ agreement with Southern, granting Southern control over certain significant corporate decisions. In 1999, the State Government filed a lawsuit seeking to nullify the shareholders’ agreement on constitutional grounds. In August 2001, after several rulings and appeals, the Minas Gerais State Court of Appeals ruled that the shareholders’ agreement is null and void. In December 2003, this ruling was appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which upheld the Minas Gerais State Court of Appeals ruling. The decision of the Superior Court of Justice is subject to review and therefore the effective control of CEMIG remains subject to further judicial challenge in the Supremo Tribunal Federal (Supreme Court). See “Item 8. Financial Information—Legal Proceedings—Shareholders’ Agreement” and “Item 10. Additional Information—Material Contracts—Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern.”

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

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our shares, the Preferred ADSs and the Common ADSs.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and action taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, may contribute to economic uncertainty in Brazil and could increase volatility in the Brazilian securities market. According to the Amplified National Consumer Price Index, or IPCA, Brazilian annual inflation rates in 2005, 2006 and 2007 were 5.7%, 3.1% and 4.5%, respectively. No assurance can be given that inflation will remain at these levels.

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

Substantially all of our cash operating expenses are denominated in reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our business, results of operations and financial condition or adversely affect the market value of our shares and as a result, our Preferred ADSs and Common ADSs.

Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs.

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

In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated nearly 50% against the U.S. dollar since then, no assurance can be given that the real will not depreciate against the dollar again. On December 31, 2007, the noon buying U.S. dollar/real exchange rate was R$1.7790/US$1.00. See “— Exchange Rates”.

As of December 31, 2007, approximately 5.7% of our total indebtedness from loans, financings and debentures was denominated in currencies other than the real (76.9% in U.S. dollars). If the U.S. dollar/real exchange rate appreciates, our financing expenses will increase and our results of operations and financial condition could be adversely affected. However, 46.9% of our debt denominated in foreign currencies is subject to currency swaps that convert our foreign currency obligations into reais in order mitigate this risk.

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

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, the Preferred ADS and the Common ADSs.

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

During Luis Inácio Lula da Silva’s first term as President of Brazil, allegations of unethical or illegal conduct were made with respect to certain figures in his government, including legislators and party officials. In 2007, the first year of Lula’s second term, other members of the government were accused of corrupt behavior for various reasons, resulting in the resignation of one minister and of the president of the senate. If these events lead to a materially adverse perception of Brazil among investors, the trading value of our shares, the Preferred ADSs and the Common ADSs could decline, and our ability to access international markets could suffer. In addition, any political instability resulting from these events could cause us to re-assess our strategies if the Brazilian economy suffers as a result.

Risks Relating to the Preferred Shares, Preferred ADSs and Common ADSs

The preferred shares and Preferred ADSs and the Common ADSs generally do not have voting rights.

In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the Preferred ADSs representing preferred shares, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. Holders of Preferred ADSs may also encounter difficulties in the exercise of certain rights, including limited voting rights. Under some circumstances, such as failure to provide the depositary with voting materials on a timely basis, holders of Preferred ADSs and Common ADSs may not be able to vote by instructing the depositary.

Exchange controls and restrictions on remittances abroad may adversely affect holders of Preferred ADSs and Common ADSs.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Federal Government imposed remittance restrictions for approximately three months in late 1989 and early 1990. Restrictions like these would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or common shares from reais into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure you that the Federal Government will not take similar measures in the future. See “Item 3. Key Information—Exchange Rates.”

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares, Preferred ADSs or Common ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares or common shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our Preferred ADSs and Common ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our Preferred ADSs and Common ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our Preferred ADSs and Common ADSs by a non-resident of Brazil to another non-resident of Brazil.

Exchanging Preferred ADSs or Common ADSs for underlying shares may have unfavorable consequences.

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your Preferred ADSs or Common ADSs for the underlying shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the shares, or distributions relating to the shares, unless you obtain your own certificate of registration under Resolution No. 2,689 of January 26, 2000, of the Brazilian Conselho Monetário Nacional, or National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Comissão de Valores Mobiliários (the Brazilian securities regulatory body), or the CVM. In order to complete this process, the investor will usually need to have a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares or common shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares or common shares back into Preferred ADSs or Common ADSs, respectively, once you have registered your investment in the preferred shares or common shares, you may deposit your preferred shares or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

Investing in Latin American securities, such as the preferred shares, common shares, Preferred ADSs or Common ADSs, involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, such as, among others:

•                                          changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, with respect to their investments; and

•                                          restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the shares underlying your Preferred ADSs or Common ADSs at a price and time at which you wish to do so. The Bolsa de Valores de São Paulo — BOVESPA, or São Paulo Stock Exchange, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately US$1.4 trillion as of December 31, 2007 and an average daily trading volume of approximately US$2.5 billion for 2007. In comparison, the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of US$30.5 trillion as of December 31, 2007 and an average daily trading volume of approximately US$119.2 billion for 2007.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 54.7% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2007. The top ten stocks in terms of trading volume accounted for approximately 45.8% of all shares traded on the São Paulo Stock Exchange in 2007. See “Item 9. The Offer and Listing—Trading Market.”

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

Holders of the Preferred ADSs and Common ADS and holders of our shares have less well-defined shareholders’ rights than holders of shares in U.S. companies.

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

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities market is not as highly regulated and supervised as the U.S. securities market or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests are less developed and enforced in Brazil than in the United States, potentially disadvantaging holders of the preferred shares, common shares, Preferred ADSs and Common ADSs.

Shares eligible for future sale may adversely affect the market price of our shares and the Preferred ADSs and Common ADS.

Sales of a substantial number of shares or the perception that such sales could take place could adversely affect the prevailing market price of our shares, the Preferred ADSs and the Common ADSs. As a consequence of the issuance of new shares or sales by existing shareholders, the market price of our shares and, by extension, the Preferred ADSs and Common ADSs, may decrease significantly.

You may not be able to exercise preemptive rights with respect to our securities.

You may not be able to exercise the preemptive rights relating to the shares underlying your Preferred ADSs or Common ADSs unless a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

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

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, in 2004 we incorporated two wholly-owned subsidiaries of CEMIG — Cemig Geração e Transmissão S.A., referred to as Cemig Generation and Transmission, and Cemig Distribuição S.A., referred to as Cemig Distribution. Cemig Generation and Transmission and Cemig Distribution were created to carry out the activities of electricity generation and transmission, and distribution, respectively.  Except as set forth below, this process is substantially complete.  The following chart shows our corporate structure as of December 31, 2007.  There have been no material changes to our corporate structure since December 31, 2007.

Through our subsidiaries, we believe we are the largest integrated concessionaire of electric power generation, transmission and distribution in Brazil. We operate our generation, transmission and distribution businesses pursuant to concession agreements with the Federal Government. We are party to concession agreements with ANEEL that consolidate our various generation concessions into one agreement and our several distribution concessions into four distribution concessions covering the northern, southern, eastern and western regions of Minas Gerais. We are also party to a concession agreement with ANEEL with respect to our transmission operations. In connection with the unbundling, on September 16, 2005, our concession for distribution services was transferred to Cemig Distribution and our concession for transmission services was transferred to Cemig Generation and Transmission. Our generation concession will also be transferred to Cemig Generation and Transmission, although we cannot assure you of the timing of that transfer as it will be determined by ANEEL.

On December 31, 2007, we generated electricity at 52 hydroelectric plants, four thermoelectric plants and one wind farm, and had a total installed capacity of 6,566 MW. At the same date, we owned and operated 3,081 miles of transmission lines and 273,531 miles of distribution lines. We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

The Brazilian electricity industry has undergone extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subject to increased competition. For a more detailed description of regulatory changes that affect our business, see “The Brazilian Power Industry” in Annex A.

Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies. In 1986, we created Companhia de Gás de Minas Gerais–GASMIG, or Gasmig, as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais. In December 2004, we sold a 40% stake in Gasmig to Petrobras Gás S.A. — Gaspetro, or Gaspetro, and TSS Participações S.A., or TSS, both of which are wholly-owned subsidiaries of Petrobras S.A., for approximately R$154 million. See “Item 10. Additional Information—Material Contracts—Gasmig Shareholders Agreement and Association Agreement.”

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

Investment in Light

Through Rio Minas Energia Participações S.A. (“RME”), we also hold an indirect 13.05% interest in Light S.A. (“Light”).  RME is a company formed by us together with Andrade Gutierrez Concessões S.A., Luce Brasil Fundo de Investimento em Participações and Equatorial Energia S.A. (as successor to Pactual Energia Participações S.A.), in which each partner has a 25% interest.  On March 28, 2006, RME signed an agreement (the “EDFI Agreement”) with EDF International S.A. (“EDFI”) to purchase from EDFI 88.84% of its shares of Light, which represented 79.39% of the total registered capital of Light at the time of the purchase.

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

On May 16, 2007, the Brazilian Development Bank (“BNDES”), which held convertible debentures issued by Light, exercised its option and converted 90% of the convertible debentures into shares. As a result of this conversion, representing approximately R$713 million, BNDES became the holder of 31.44% of the total capital of Light.  The conversion by BNDES of its convertible debentures of Light into shares of Light diluted the percentage holdings of the other stockholders of Light.  RME, which controls Light, had its percentage holding reduced from 79.39% to 54.17%. BNDES became the second largest stockholder, outside the control block, and held a larger percentage than the previous controlling stockholder, EDFI, which had its interest reduced from 9.98% to 6.82%. On October 26, 2007 BNDES converted the remaining 10% of its convertible debentures into shares of Light, and as a result held 33.69% of the total capital of Light, diluting RME’s percentage stake in Light from 54.17% to 52.25%.

We recognize our interest in Light as an investment and we recorded R$158 million in income from our investment in Light in 2007.

In March 2006, CEMIG entered into an agreement with its partners in one of CEMIG’s unconsolidated equity investments, which gave CEMIG an option to purchase its partners’ interests in the power generation assets of the underlying equity investee.  The option price amounted to R$1,374 million as of December 31, 2007. The option price is restated based on the IGP-M variation plus interest of 13.44% per year.  This option expired on March 23, 2008, and CEMIG is currently negotiating with the partners of RME the terms of such option.

The Business

Light was created on May 31, 1905, to provide gas transmission and supply services in the city of Rio de Janeiro. In the same year it acquired the city’s gas lighting concession holder. Light has head offices and is incorporated in the city of Rio de Janeiro, in the State of Rio de Janeiro, at Avenida Marechal Floriano 168, 2nd Floor, Corridor A, Centro, and its corporate purpose is to provide electricity generation, transmission and distribution services, and other related services, directly or indirectly though other companies.

Ownership Structure

The following chart shows our ownership interest in Light and Light’s corporate structure as of December 31, 2007.  There have been no material changes to Light’s corporate structure since December 31, 2007.

Light Activities

The main activities of Light are as follows:

Generation. Light Energia S.A. (“Light Energia”) is involved in the generation of electricity.  Light Energia uses the hydroelectric energy of the Paraíba do Sul and Ribeirão das Lajes rivers for its generation plants located in the States of Rio de Janeiro and São Paulo. The maximum total capacity of the generating system of Light Energia is 855 MW. This installed system is made up of five generating plants, two elevation plants and other hydraulic structures such as reservoirs, dams, canals, dykes, spillways, tunnels, rotor channels and dam gates.

Distribution. Light SESA is involved in the distribution of electricity.  Light SESA serves a total area of 10,970 km2 of the State of Rio de Janeiro, supplying approximately 10 million people.  The company distributes energy to 3.8 million clients, operating in a concession area that covers 31 municipalities of the State of Rio de Janeiro.

In 2007 the company invoiced a total of 18,307 GWh. The breakdown of these sales by consumer group was approximately 40% from the residential segment, 31% from the commercial segment, 11% from the industrial segment and 18% from other consumers.

Energy trading. Light Esco Ltda. (“Light Esco”), a wholly owned subsidiary of Light, is an energy trading company which operates in the ACL (free market) and also deals with alternative energy sources and is an “ESCO” (Energy Services Company), a provider of energy and infrastructure services, focused on energy solutions for its clients. In 2007, Light Esco operated as an energy trader and broker and as a consultant for Free Consumers. With a portfolio of 30 clients (an increase of 28 clients from the previous year) in the trading segment, Light Esco sold 390 GWh in 2007.  Light Esco began operating as an energy broker as well in 2007, and 1,200 GWh were traded with a portfolio of ten clients.  In 2007, additional electricity sale agreements were also signed, whose energy delivery will commence in 2008 and 2010, corresponding to 40 average MW per year. These contracts lock in consolidated revenue of R$280 million for Light Esco over the next ten years. In 2007, Light Esco, which also provides energy efficiency consulting services, entered into three new projects in this area, related to the installation of central air conditioning and the illumination of major commercial centers, which involve a total investment of R$3.5 million and have an expected average rate of return of 20%.

Operational Data

The following table shows Light’s principal operational data as of December 31, 2007 and 2006.

	December 31, 2007	December 31, 2006
Concession area (km²)	10,970	10,970
Municipalities served	31	31
Consumer units billed	3,880,527	3,801,692
Sourced energy (GWh)	25,622	25,264
Energy billed and internal consumption (GWh)	18,307	18,260
Installed generation capacity (MW)	855	852
Assured energy (average MW)	637	637
Number of substations	96	96
DEC – Consumer Outage Time per 12 months	9.08	7.98
FEC – Consumer Outage Frequency per 12 months	6.3	6.3

The Market

Electricity invoiced by Light SESA in 2007 totaled 18,307 GWh, compared to 18,260 GWh in 2006, an increase in sales volume of 0.2%, mainly due to the residential and commercial consumption growth within its concession area.

Number of Light consumers by category	December 31, 2007	December 31, 2006
Residential	3,575,553	3,495,597
Industrial	12,794	13,380
Commercial, services and others	269,905	271,568
Rural	10,900	10,641
Public authorities	9,502	8,844
Public illumination	195	148
Public service	1,251	1,187
Own consumption	427	328
Total	3,880,527	3,801,692

The highest percentage of Light’s energy sales are to residential consumers. The total number of clients billed by Light in 2007 was 3,880,527 consumer units, 2.1% more than in 2006, with 78,835 new clients linked to Light’s distribution network in 2007.

Energy sourced by Light in 2007 totaled 25,622.3 GWh, of which 8,306.7 GWh came from energy purchases from Itaipu; 11,532.6 GWh from auctions; 6,351 GWh from Norte Fluminense Thermoeletric Power Plant, 222.3 GWh from the Program to Encourage Alternative Energy Sources – PROINFA, 302.8 GWh from CCEAR Light Energia and 1,093 GWh from CCEE.  Through an auction held on December 7, 2004, quantities of 380 average MW and 130 average MW were contracted, under 8-year contracts, with supply beginning in January of 2005 and 2006, respectively. These amounts make up 95% of the limit of energy to be sold by Light (assured energy).

Performance Indicators

At the end of 2007 the indicators that measure quality of supply by Light SESA (DEC – Consumer Outage Duration in hours per year, and FEC, Number of Outages Per Year) were 9.08 and 6.3 respectively, compared to 7.98 and 6.3 in 2006.

Losses and Default

Light’s energy losses in 2007 totaled 6,834 GWh, representing 27.18% of Light’s total load, in comparison to a loss of 6,251 GWh in 2006, or 25.5% of Light’s total load.

The increase in the total percentage of losses from 2006 to 2007 was due to a change in Light’s strategy with respect to its actions to combat losses, with the objective of ensuring effective gains in the long term. Accordingly, in 2007, more than 290,000 consumers were inspected by the electricity theft combat teams, resulting in 72 GWh of energy recovered through retroactive charges and 170 GWh of energy incorporated to the billing after the inspections.  At the end of 2007, Light acquired a new software system to support its fraud combat activities.  Light also instituted a plan to protect its distribution network and combat losses.  This plan involves applying new technologies to 140,000 low voltage customers and the construction of a Measurement Control Center.  Installation of new measurement equipment is expected to begin in 2008.  Light continues to invest in inspections and the replacement of obsolete meters.

Light’s focus on the recovery of outstanding customer balances in 2007 resulted in a collection rate of 99.4% of Light’s gross electricity sales revenue, compared to 93% in 2006. This increase in the collection rate was due to the receipt of outstanding debts and the reversal of prior year allowances for doubtful accounts.  The allowance for doubtful accounts was reduced by R$145.5 million from 5.4% of Light’s gross electricity sales revenue in 2006 to 2.8% in December 2007.  These changes resulted in an improvement in the collection profile in 2007, achieved principally through the regularization of outstanding debt payments from the public authorities and Light’s main clients.  A highlight of this was the reversal of an allowance for doubtful accounts for Supervia (Rio de Janeiro Urban Trains Company), in the amount of R$86.9 million, as a result of an agreement with Supervia for the payment of its outstanding debt through an installment plan.

Capital Expenditure

Light invested a total of R$354.7 million in 2007 in the acquisition of fixed assets, improvements to and expansion of its distribution system and transmission network for generating facilities. This amount represented a 10.1% increase over the R$322 million of capital expenditures in 2006. In the distribution system, the highlights were investments involving new connections, an increase of capacity and corrective maintenance, in the amount of R$233.6 million; improvement in quality (optimization of structure and preventive maintenance) in the amount of R$30.0 million; and actions to combat losses in the amount of R$48 million.  The generation investments were focused on the development of the transmission network and the quality improvements, which accounted for approximately R$18.3 million.

Concession Agreement

On June 4, 1996, Light signed Concession Agreement 001/96 with the Federal Government, regulating commercial operation by Light of public electricity generation, distribution and transmission services in the State of Rio de Janeiro, under the terms of a decree issued on May 28, 1996.

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

Acquisition of Transmission Concession Holders

In 2006, CEMIG, in partnership with MDU Brasil Ltda. and Brascan Brasil Ltda., acquired a 50% ownership of the voting share capital of electricity transmission concession holders Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A. and Empresa Regional de Transmissão de Energia S.A. and a 40% ownership of the voting capital of electricity transmission concession holder ECTE – Empresa Catarinense de Transmissão de Energia S.A. for R$802 million.

In these companies’ concession contracts, revenues to be earned in the final 15 years are 50.0% lower than those in the first 15 years of the concession.  We recognize revenue on these contracts on a straight-line basis, in accordance with the nature of the services provided, and in 2007, we recognized income on these contracts of R$17 million.

Description of the transmission concession holders

Empresa Amazonense de Transmissão de Energia S.A. – EATE

Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) was incorporated in March 2001 and began operations in March 2003, with the specific purpose of operating electricity transmission lines.  By a concession contract dated July 12, 2001, granted by the Federal Government through ANEEL, EATE acquired the right to commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 500kV transmission line connecting the substations of Tucuruí, Marabá, Açaílândia, Imperatriz and Presidente Dutra, in the states of Pará and Maranhão, totaling 577 miles. The provision of services of operation and maintenance of the transmission lines is carried out by Eletronorte. In 2007, we recorded income from our investment in EATE of R$9 million.

The ownership structure of EATE is as follows:

On April 16, 2008, CEMIG, through its subsidiary EATE, executed with Alupar Investimento S.A. two share purchase agreements related to the acquisition of 80% of the capital stock of the following companies: Lumitrans- Companhia Transmissora de Energia Elétrica and STC – Companhia Transmissora de Energia Elétrica, which have transmission lines in the State of Santa Catarina. Pursuant to the terms established on these agreements, EATE will pay approximately R$28.0 million and R$49.0 million for the Lumitrans’ shares and the STC’s shares, respectively. The acquisition of the shares by EATE is still subject to the prior approval of ANEEL, Banco Nacional de Desenvolvimento Economico e Social – BNDES and the Brazilian antitrust authorities, among other conditions.

Empresa Catarinense de Transmissão de Energia S.A. – ECTE

Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) was incorporated in August 2000 and began operating in March 2002, with the specific purpose of commercial operation of electricity transmission lines.  By a concession contract dated November 1, 2000, granted by the Federal Government through ANEEL, ECTE acquired the right to commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 525kV transmission line connecting the substations of Campos Novos and Blumenau, in the State of Santa Catarina, totaling 157 miles. The provision of services of operation and maintenance of the transmission lines is carried out by Celesc. In 2007 we recorded income from our investment in ECTE of R$1 million.

The ownership structure of ECTE is as follows:

Empresa Norte de Transmissão de Energia S.A – ENTE

Empresa Norte de Transmissão de Energia S.A. (“ENTE”) was incorporated in September 2002 and began operating in February 2005, with the specific purpose of commercial operation of electricity transmission lines.  By a concession contract dated December 11, 2002, granted by the Federal Government through ANEEL, ENTE acquired the right to commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 500kV transmission line linking the substations of Tucuruí, Marabá and Açailândia, in the State of Pará, totaling 285 miles. The provision of services of operation and maintenance of the transmission lines will be executed by Eletronorte. In 2007, we recorded income from our investment in ENTE of R$4 million.

The ownership structure of ENTE is as follows:

Empresa Regional de Transmissão de Energia S.A - ERTE

Empresa Regional de Transmissão de Energia S.A. (“ERTE”) was incorporated in September 2002 and began operating in September 2004, with the specific purpose of operating electricity transmission lines.  By a concession contract dated December 11, 2002, granted by the Federal Government through ANEEL, ERTE acquired the right to commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 230kV transmission line linking the substations of Vila do Conde and Santa Maria, in the State of Pará, passing through the future substation to be built in Castanhal, totaling 96 miles. The provision of services of operation and maintenance of the transmission lines is carried out by Eletronorte. In 2007, we recorded income from our investment in ERTE of R$1 million.

The ownership structure of ERTE is as follows:

Empresa Paraense de Transmissão de Energia S.A - ETEP

Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) was incorporated in March 2001 and began operating in August 2002, with the specific purpose of operating electricity transmission lines.  By a concession contract dated July 12, 2001, granted by the Federal Government through ANEEL, ETEP acquired the right of commercial operation of public electricity transmission service for a period of 30 years, renewable for the same period.  This concession consists of a 500kV transmission line linking the substations of Tucuruí and Vila do Conde, in the State of Pará, totaling 201 miles. The provision of services of operation and maintenance of the transmission lines is carried out by Eletronorte. In 2007, we recorded income from our investment in ETEP of R$2 million.

The ownership structure of ETEP is as follows:

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

Regulation under the new industry model

The Brazilian electricity industry is regulated and supervised by ANEEL. After the enactment of Law No. 10,848, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by the MME and to respond to matters which are delegated to it by the Federal Government and by the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity rates, (ii) enacting regulations for the electricity industry, (iii) implementing and regulating the exploitation of hydroelectric resources, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity generation entities and electricity purchasers, (vi) defining the criteria and methodology for the determination of distribution and transmission rates, and (vii) settling administrative disputes among electricity distributors and captive consumers.

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

As described below, we were subject to a periodic rate revision (revisão periódica) in April 2008, and therefore an annual rate adjustment will not occur in 2008.  On April 3, 2007, through Resolution No. 446, ANEEL established an average rate increase of 9.43%. This adjustment included a component of 1.47% representing an increase to recoup revenue we did not achieve in 2004 as stated above.  Our next annual rate adjustment will take place in April 2009.

 Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica). Our concession agreements establish a five-year period between periodic revisions. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (ii) determining the X factor, which is calculated based on expected productivity gains from increases in scale, evaluations by consumers (verified by ANEEL) and labor costs.

On April 7, 2008, ANEEL established the results of our second periodic rate revision.  Based on the financial components of this rate adjustment, the rates decreased, on average, 7.14%.  For more detailed information, see “Item 5. Operating and Financial Review and Prospects – Rates”.

On April 8, 2003, we went through our first periodic rate revision and ANEEL established a 31.53% temporary average increase to be applied to our rates. On April 4, 2005, through Resolution No. 71, ANEEL reconsidered such decision and established a 44.41% average increase to be applied to our rates. In order to guarantee low rates to our end consumers, ANEEL only allowed us to reposition our rates up to 31.53% retroactive to April 8, 2003. ANEEL has also indicated that the rate adjustments expected for the years from 2004 to 2007 would be adjusted to recover the difference between the average rate increase of 44.41% we were entitled to and the 31.53% rate adjustment that was authorized. Our rate adjustments on April 8, 2005, April 8, 2006 and April 3, 2007 each included a recovery of a portion of the difference between the average rate increase of 44.41% we were entitled to by the periodic revision and the rate adjustment of 31.53% that was authorized.  However, during the process of the annual rate adjustment for 2007, ANEEL postponed the recovery of the portion we were entitled to receive in 2007 to the April 2008 periodic adjustment.

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

Land Acquisition

The concessions granted to us by the Federal Government do not include a grant of the land upon which the plants are located. Electricity concessionaires in Brazil typically have to negotiate with the individual landowners to obtain needed land. However, in the event that a concessionaire is unable to obtain needed land in this way, such land may be condemned for the concessionaire’s use through specific legislation. In cases of governmental condemnation, the concessionaires may have to participate in negotiations relating to the amount of compensation with landowners and the resettlement of communities to other locations. We make all efforts to negotiate with the communities before applying to the judiciary.

Unbundling under the New Industry Model

Law No. 10,848/04, which provides for the new industry model, prohibits holders of distribution concessions, permissions or authorizations that operate in the interconnected power system from:  (i) performing activities related to generation, transmission and sale of energy to Free Consumers at freely negotiated prices; (ii) holding interests in other companies, directly or indirectly, other than (a) in companies whose corporate purpose is to manage financial resources necessary for rendering of services or (b) as provided in the concession contracts; or (iii) performing activities outside their corporate purpose, except as provided by law and the concession contracts. These restrictions do not apply to distributors: (i) supplying energy to isolated electricity systems; (ii) supplying their own market, provided such market has a demand of less than 500 GWh/year and the totality of energy produced is destined to such market; or (iii) when funding, investing or borrowing funds destined to the distributor itself or a company of the same economic group, subject to prior agreement by ANEEL. Holders of generation concessions or authorizations that operate in the interconnected system may not be affiliates or controlling shareholders of companies which are responsible for distribution activities.

In order to comply with regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, we have incorporated two wholly-owned subsidiaries of CEMIG — Cemig Generation and Transmission and Cemig Distribution – created to carry out the activities of electricity generation and transmission, and distribution, respectively. For more detailed information regarding these entities and the corporate restructuring of CEMIG, see “—Organization and Historical Background.”

Capital Expenditures

Capital expenditures for the years ended December 31, 2007, 2006 and 2005, in millions of reais, are as follows:

	Year ended December 31,
	2007	2006	2005
Acquisition of interest in Light through RME	—	174	—
Acquisition of interests in transmission companies	—	349	—
Other investments	26	45	32
Sale of Way TV	(49)	—	—
Total capital expenditures under affiliates	(23)	568	32
Generation power projects — under Property, plant and equipment	242	264	575
Transmission network expansion	64	55	48
Distribution network expansion	790	983	868
Others	24	26	20
Total capital expenditures under property, plant and equipment	1,120	1,328	1,511
Total Capital expenditures	1,097	1,896	1,543

We currently project total capital expenditures of approximately R$1,561 million in 2008. The principal uses of these expenditures are expected to be for the expansion of our distribution infrastructure and increases in our generation capacity.

Business Overview

General

We are required, like other Brazilian electric utilities, to purchase electricity from Itaipu in an amount determined by the Federal Government based on our electricity sales. See “—Generation and Purchase of Electric Power—Purchase of Electric Power—Itaipu.”  In addition, we purchase energy from other concessionaires and the interconnected power system. See “—Generation and Purchase of Electric Power—Purchase of Electric Power–Interconnected Power System.”  We also purchase energy generated by self power producers, or SPPs, and independent power producers, or IPPs, that are located within our concession area.

The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

CEMIG’S ELECTRIC ENERGY BALANCE

	Year ended December 31,
(GWh)	2007	2006	2005
RESOURCES	67,698	63,964	52,748
Electricity generated by CEMIG(1)	33,150	32,187	30,411
Electricity generated by auto-producers	1,047	1,147	1,098
Electricity generated by Ipatinga	362	300	299
Electricity generated by Barreiro	82	51	18
Electricity generated by Sá Carvalho	322	395	467
Electricity generated by Horizontes	36	41	76
Electricity generated by Cemig PCH	10	7	16
Electricity generated by Rosal	264	326	417
Electricity generated by Amador Aguiar	505	243	—
Electricity bought from Itaipu	12,135	12,109	12,144
Electricity bought from CCEE and other companies(2) (3)	19,785	17,158	7,802

REQUIREMENTS	67,698	63,964	52,748
Electricity delivered to final consumers(4)	39,056	37,707	38,068
Electricity delivered to auto-producers	990	1,013	974
Electricity delivered by Ipatinga	362	300	299
Electricity delivered by Barreiro	100	97	76
Electricity delivered by Sá Carvalho	472	472	472
Electricity delivered by Horizontes	84	95	84
Electricity delivered by Cemig PCH	122	105	61
Electricity delivered by Rosal	263	262	263
Electricity delivered to the CCEE and other companies(2) (3)	20,621	18,476	8,355
Losses	5,629	5,437	4,096

(1)	Discounting the losses attributed to generation (634 GWh in 2007) and the internal consumption of the generating plants.
(2)	Beginning in 2004, this amount refers to contracts, purchases and sales of electricity under the CCEE, including the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).
(3)	Includes bilateral contracts with other agents of the CCEE.
(4)	Includes electricity delivered to consumers outside the concession area.

Generation

According to ANEEL, at December 31, 2007, we were the sixth largest electric power generation concessionaire in Brazil as measured by total installed capacity. At December 31, 2007, we generated electricity at 52 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 6,566 MW, of which hydroelectric plants accounted for 6,382 MW, thermoelectric plants accounted for 183.0 MW and our wind farm accounted for 1 MW. Eight of our hydroelectric plants accounted for approximately 81.9% of our installed electric generation capacity in 2007. We supplied approximately 96.4% of the electricity consumed in Minas Gerais during 2007. During the year ended December 31, 2007, we recorded expenses totaling R$564 million relating to transmission charge payments made to the ONS and to transmission concession holders. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry” in Annex A.

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to end users. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the national transmission grid regulated by the ONS. See “The Brazilian Power Industry” in Annex A. As of December 31, 2007, our transmission network in Minas Gerais consisted of 1,352 miles of 500 kV lines, 1,244 miles of 345 kV lines and 485 miles of 230 kV lines, as well as 35 substations with a total of 94 transformers and an aggregate transformation capacity of 15,503 MVA.

Distribution

We have a distribution concession in Minas Gerais that grants us rights to supply electric energy to consumers within our concession area except for consumers that may be eligible, in accordance with the legislation, to become Free Consumers (currently consumers with demand equal to or greater than 3 MW). Our concession area covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2007, we owned and operated 273,531 miles of distribution lines, through which we supplied electricity to approximately 6.4 million consumers. At December 31, 2007, we were the largest electricity distribution concessionaire in Brazil in terms of GWh transported.  Of the total amount of electricity we supplied to final consumers as of December 31, 2007, 60.3% was to industrial consumers, 17.0% was to residential consumers, 10.3% was to commercial consumers and 12.4% was to rural and other consumers.

Other Businesses

While our main business consists of the generation, transmission and distribution of electric power, we also engage in the following businesses: (i) distributing natural gas in Minas Gerais through our equity investee Gasmig;  (ii) telecommunications through our consolidated subsidiary Empresa de Infovias S.A., a company created to provide fiber-optics and coaxial cable network installed along our transmission and distribution lines through which telecommunication services can be provided; (iii) national and international consulting business through our subsidiary Efficientia S.A., whose focus is to provide our largest customers in the industrial, service and commercial sectors with energy solutions; and (iv) implementation and management of systems for electricity sector companies (generation, distribution and transmission) through our subsidiary Focus Soluções Tecnológicas S. A., incorporated on August 27, 2007.

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, for the periods indicated:

	Year ended December 31,
	2007	2006	2005
Electricity sales to final consumers	10,191	9,319	8,708
Deferred rate adjustment	—	—	110
Electricity sales to the interconnected power system	1,134	884	237
Use of basic transmission and distribution networks	1,705	1,780	1,523
Services rendered	61	32	34
Telecommunication and other	175	168	142
Total	13,266	12,183	10,754

Generation

Generation

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2007:

Facility	Installed Capacity (MW)		Assured Energy(1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession Expires
Major Hydroelectric Plants
São Simão	1,710		1,281.0		1978		26.0	January 2015
Emborcação	1,192		497.0		1982		18.1	July 2025
Nova Ponte	510		276.0		1994		7.8	July 2025
Jaguara	424		336.0		1971		6.5	August 2013
Miranda	408		202.0		1998		6.2	December 2016
Três Marias	396		239.0		1962		6.0	July 2015
Volta Grande	380		229.0		1974		5.8	February 2017
Irapé	360		206.3		2006		5.5	February 2035
Aimorés	161.7	(7)	84.3	(7)	2005		2.5	December 2035
Salto Grande	102		75.0		1956		1.6	July 2015
Funil	88	(5)	43.6	(5)	2002		1.3	December 2035
Queimado	86.6	(6)	47.8	(6)	2004		1.3	January 2033
Sá Carvalho	78		58.0		2000	(2)	1.2	December 2024
Rosal	55		30.0		2004	(2)	0.8	May 2032
Itutinga	52		28.0		1955		0.8	July 2015
Amador Aguiar I	50.5	(8)	32.6	(8)	2006		0.8	August/2036
Amador Aguiar II	44.21	(8)	27.6	(8)	2007		0.7	August/2036
Camargos	46		21.0		1960		0.7	July 2015
Porto Estrela	37	(3)	18.6	(3)	2001		0.6	July 2032
Igarapava	30.4		24.4	(4)	1999		0.5	December 2028
Pai Joaquim (11)	23		13.9		2004		0.4	April 2032
Piau	18		8.0		1955	(2)	0.3	July 2015
Gafanhoto	14		6.7		1946		0.2	July 2015
Smaller Hydroelectric Plants	116		68.4		—		1.8	—
Thermoelectric Plants							0.0
Igarapé	131		71.3	(9)	1978		2.0	August 2024
Ipatinga	40		—		2000	(2)	0.6	December 2014
Barreiro	11.4		11.5		2004		0.2	April 2023
Formoso	0.4		0.2		1992		0.0	Indefinite
Wind Farm	1		0.3		1994		0.0	Indefinite

Total	6,566.2	(10)	3,973.5	(10)	—		100.0%	—

(1)

Assured Energy is the plant’s long-term average output, as established by EPE in accordance with studies conducted by the ANEEL and the ONS. Calculation of Assured Energy considers such factors as reservoir capacity and connection to other power plants. Contracts with final consumers and other concessionaires do not provide for amounts in excess of a plant’s Assured Energy.

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

(5)	Represents our interest in the Funil plant (49.0%).
(6)	Represents our interest in the Queimado plant (82.50%).
(7)	Represents our interest in the Aimorés Plant (49%).
(8)	Represents our interest in the Amador Aguiar I and Amador Aguiar II plants (21.05%)
(9)	Represents the assured energy established by the MME.
(10)	This amount does not include the Light acquisition.
(11)	On December 19, 2005, ANEEL approved the transfer of the authorization to produce and sell the energy of the Pai Joaquim small power plant from Central Hidrelétrica Pai Joaquim S.A to CEMIG PCH S.A.

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
Voltage of Connection Lines	2007		2006	2005
500 kV	7		4	4
345 to 230 kV	15	(1)	10	8
161 to 138 kV	112	(2)	69	43
69 to 13.8 kV	102		102	102	(3)
Total	236	(4)	185	157

	Step-Down Transformation Capacity(5) of Generation Substations
	As of December 31,
	2007	2006		2005

Number of step-down substations	57	56	(4)	54	(3)
MVA	7,125	7,078	(4)	6,604

(1)	We increased the circuit length of our 345 kV connection line in 2006, because the Irapé Facility began operations.
(2)	We increased the circuit length of our 138 kV connection lines in 2007, because the Amador Aguiar II Facility began operations.
(3)	We increased the circuit length of our 69 kV connection lines in 2004, because we bought the Rosal Facility and the Queimado Facility began operations.
(4)	This amount does not include the Light acquisition.
(5)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Generation Assets

We have formed in Minas Gerais and other states of Brazil, the following subsidiaries to operate certain of our generation facilities and to hold the related concessions:

Usina Térmica Ipatinga S.A. We operate the Ipatinga thermoelectric plant through our subsidiary Usina Térmica Ipatinga S.A. This plant is an SPP (self power producer) installed and operated within the premises of Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS, or Usiminas, a large Brazilian steel manufacturer. The plant supplies power to a large steel mill owned by Usiminas located in eastern Minas Gerais. We acquired the Ipatinga plant in 2000 for R$90 million from Usiminas as payment for outstanding power supply debts. We have signed a power purchase agreement with Usiminas for power produced at Ipatinga. The plant currently has an installed capacity of 40 MW, generated by two units that began operating in 1986 and that use blast furnace gas as fuel.

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

Rosal Energia S.A. In December 2004 we bought the Rosal hydroelectric plant, which has installed capacity of 55 MW, from Caiuá Serviços de Eletricidade S.A., or Caiuá, for a payment of R$134 million. The Rosal plant, the sole asset of Rosal Energia S.A., is located on the Itabapoana River, which runs along the border between the states of Espírito Santo (Municipality of Guaçuí) and Rio de Janeiro (Municipality of Bom Jesus de Itabapoana). It operates in integrated connection with the Alegre and Mimoso do Sul electricity systems, which are owned by the electricity utility of the State of Espírito Santo, Escelsa (Espírito Santo Centrais Elétricas S.A.). The plant’s first and second rotors started operating in December 1999 and January 2000, respectively. It has a concession contract for 35 years, maturing in 2032. ANEEL approved the transfer of control on December 20, 2004.

Cemig Capim Branco Energia S.A. We incorporated Cemig Capim Branco Energia S.A. to develop the Capim Branco Generating Complex in partnership with Companhia Vale do Rio Doce, or CVRD, a mining company, Comercial e Agrícola Paineiras, an agricultural company, and Companhia Mineira de Metais, or CMM, a metallurgical company. ANEEL Resolution 314 of April 11, 2006, allowed the transfer of the electricity generation concession of CMM (through CMM’s participation in Cemig Capim Branco Energiga S.A.) to Votorantim Metais Zinco S.A., or VMZ; and ANEEL Resolution 478 of June 12, 2007 ratified the transaction. On March 16, 2007, ANEEL published Ruling No. 683 approving the change of the name of the Capim Branco Generating Complex to the Amador Aguiar Generating Complex. The project consists of the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively. See “Capim Branco Power Facility”, under “Expansion of Generation Capacity” below. We have entered into a purchase contract with Cemig Capim Branco Energia S.A. under which Cemig Distribution will purchase the energy produced by Amador Aguiar I and Amador Aguiar II for 20 years from the start date of each plant’s commercial operations, which in the case of Amador Aguiar I was February 21, 2006, and in the case of Amador Aguiar II was March 9, 2007. This contract was submitted to ANEEL in 2003 and was approved in December 2004. For information regarding a legal proceeding we have been involved in related to the Amador Aguiar I and Amador Aguiar II hydroelectric plants, see “Item 8. Financial Information—Legal Proceedings — Legal Proceedings Related to Environmental Matters.”

Horizontes Energia S.A. We formed Horizontes Energia S.A., or Horizontes Energia, to generate and trade electricity as an IPP (independent power producer) through the commercial operation of the following of our smaller hydroelectric plants: the Machado Mineiro Power Plant (located on the Pardo River in the municipality of Ninheira in the State of Minas Gerais, with an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais, with an installed capacity of 2.37 MW; the Salto Voltão Power Plant (located on the Chapecozinho River in the city of Xanxerê in the State of Santa Catarina, with an installed capacity of 8.2 MW); and the Salto do Passo Velho Power Plant (also located on the Chapecozinho River in Xanxerê, Santa Catarina, with an installed capacity of 1.8 MW), as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025; the concessions relating to the other plants expire on October 4, 2030. All the electricity generated by Horizontes Energia S.A. is allocated for sale in the ACL (Free Market), and part of this electricity has been sold up to the year 2010. The Salto do Paraopeba Power Plant is currently out of service for refurbishment. We expect that this power plant will resume its operations in 2010.

Usina Termelétrica Barreiro S.A. We formed Usina Termelétrica Barreiro S.A. to participate, in partnership with Vallourec & Mannesmann—V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro thermoelectric power plant, located on Vallourec & Mannesmann’s premises in the Barreiro section of the city of Belo Horizonte in Minas Gerais.  Construction started in July 2002 and commercial generation began in February 2004.  Usina Termelétrica Barreiro S.A. holds the assets of the Barreiro thermoelectric power plant and trades its production of energy.

CEMIG PCH S.A. We formed CEMIG PCH S.A. to generate and trade electric energy as an IPP. Its main activity is the production and sale of electricity through the Pai Joaquim small hydroelectric power plant, as an IPP. This plant, located on Araguari River, has an installed capacity of 23 MW and begin its commercial operation on March 31, 2004. CEMIG PCH S.A. holds the assets of the Pai Joaquim small hydroelectric power plant,  and trades the energy produced by this plant.

Cemig Generation and Transmission also operates the following power plants:

Queimado Hydroelectric Power Plant.  Our partner in this project is Companhia Energética de Brasília, or CEB, a state-controlled electricity company. CEB has a 17.5% interest and we have the remaining 82.5%. The plant, with an installed capacity of 105 MW, is located on the Preto River, and encompasses areas in the states of Minas Gerais and Goiás and in Brazil’s Federal District. The power plant began its commercial generation on April 9, 2004, with the operation of its first unit. The commercial operation of the second and third units began on June 16, 2004, and July 8, 2004, respectively. As of December 31, 2007, we had invested R$135.8 million in the project. The concession relating to this plant expires on January 02, 2033.

Aimorés Hydroelectric Power Plant.  The Aimorés hydroelectric power plant, located on the Doce River, has an installed capacity of 330 MW. We have a 49% interest in this enterprise and our partner, Valesul Alumínio S.A., has a 51% interest.  Partial commercial generation began on July 30, 2005, and the plant began operating at full capacity in November 2005, when we obtained the operational license from the Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA. As of December 31, 2007, we had invested R$412.0 million in this project. We are a defendant in a class action lawsuit concerning the Aimorés hydroelectric power plant. See “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Irapé Hydroelectric Power Plant. The Irapé hydroelectric power plant, which has installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais. Construction began in April 2002 and its three units began to generate electricity commercially on July 20, 2006, August 5 and October 3, 2006, respectively. At December 31, 2007, we had invested R$1,173.2 million in this project, including R$120 million from debentures that were acquired by the State Government, using dividends that would otherwise have been payable to the State Government under an agreement between the State Government and our company. The concession relating to this plant expires on February 28, 2035.  For information regarding a legal proceeding we have been involved in related to the Irapé hydroelectric power plant, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Amador Aguiar Power Facility. This project consists of the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, with installed capacity of 240 MW and 210 MW, respectively. These power plants are located on the Araguari River in western Minas Gerais. Construction of Amador Aguiar I began in September 2003, and construction of the Amador Aguiar II began in March 2004.  Commercial generation at Amador Aguiar I began on February 21, 2006, and at Amador Aguiar II on March 9, 2007.  As of December 31, 2007, we had invested R$50.8 million in this project. The concessions relating to these plants expire on August 29, 2036. We are a defendant in two lawsuits concerning the environmental licensing of the Amador Aguiar I and Amador Aguiar II hydroelectric power plants. See “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Related to Environmental Matters.”

Expansion of Generation Capacity

We are currently involved in the construction of eight hydroelectric plants, Baguari, Pipoca, Cachoeirão, Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré and Santo Antônio, that will increase the installed generation capacity of our hydroelectric facilities by 92.19 MW during the next three years. The following is a brief description of these projects, the completion of which are subject to various contingencies, certain of which are beyond our control.

Baguari Hydroelectric Power Plant. A consortium formed by Cemig Generation and Transmission, Furnas Centrais Elétricas S.A., or Furnas, an electricity concessionaire of generation and transmission controlled by the Federal Government, and Baguari I Geração de Energia Elétrica S.A, a special purpose company (“SPC”) that belongs to Neoenergia S.A., a private integrated electricity sector holding company, has the concession to build and operate the Baguari hydroelectric power plant and sell its energy. The power plant will have an installed capacity of 140 MW and will be located on the Doce River, in the State of Minas Gerais. Cemig Generation and Transmission has a 34% interest in this consortium. The energy generated will be commercialized in the ACR.  On December 15, 2006 the State of Minas Gerais Environmental Policy Council (“COPAM”), issued the power plant installation license. Construction began on May 9, 2007.  Commercial generation at Baguari is expected to begin in September 2009. The concession relating to this plant expires on August 15, 2041.

Pipoca Small Hydroelectric Power Plant. Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Pipoca Small Hydroelectric Power Plant, in partnership with HP2 do Brasil S.A., founded by Hydro Partners, a US investment company, to implement and operate the project. We will have a 49% interest in this SPC. The plant, with installed capacity of 20 MW, will be located on the Manhuaçu River, in the eastern part of the State of Minas Gerais. Construction began in the first half of 2008 and commercial generation is expected to begin at the end of 2009. The concession relating to this plant expires on September 10, 2031.

Cachoeirão Small Hydroelectric Power Plant. Cemig Generation and Transmission has negotiated an ownership interest in the construction and operation of Cachoeirão Small Hydroelectric Power Plant. Our partner in this project is Santa Maria Energética S.A. (“Santa Maria Energética”), which formed, with us, the company SPC Hidrelétrica Cachoeirão S.A., to build and operate the Cachoeirão power plant. This plant, with an installed capacity of 27 MW, will be located on the Manhuaçu River, in the eastern part of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in the SPC and Santa Maria Energética has a 51% ownership interest. Santa Maria Energética is a special-purpose company owned by a group based in the state of Espírito Santo which engages in cattle raising, meat packing and energy distribution. Santa Maria Energética, which holds the authorization for commercial operation of the Cachoeirão small hydro power plant, applied to ANEEL at the end of January 2007 for permission to transfer this authorization to Hidrelétrica Cachoeirão S.A. Construction began in March 2007 and commercial generation is expected to begin in October 2008. The concession relating to this plant expires on July 27, 2030.

SPE Guanhães Energia S.A. Cemig Generation and Transmission has negotiated an ownership interest in the construction and operation of the Small Hydro Plants, or PCHs, of Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. Our partner in this project is Investminas Participações S. A., a wholly owned subsidiary of GlobalBank Participações e Investimentos S.A, which formed, with us, the company SPC Guanhães Energia S.A, or Guanhães Energia. The purpose of Guanhães Energia is to build and operate these four PCHs, namly: Dores de Guanhães, with 14 MW installed capacity; Senhora do Porto, with 12 MW capacity; Jacaré, with 9 MW; and Fortuna II, with 9 MW. Dores de Guanhães, Senhora do Porto and Jacaré will be built on the Guanhães River, located in the municipality of Dores de Guanhães, State of Minas Gerais, and Fortuna II will be built on the Corrente Grande River, located in the municipalities of Guanhães and Virginópolis, State of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in Guanhães Energia, while Investminas Participações has the remaining 51%. In June 2007, Construtora Barbosa Mello S.A,, which has the authorization for commercial operation of the Guanhães, Senhora do Porto, Fortuna II and Jacaré PCHs, requested that ANEEL approve the transfer of its authorization to Guanhães Energia, which was approved. Construction began in March 2008, and commercial operation is expected to begin in August 2009. The concessions relating to these plants expire in December 2031 with respect to Fortuna II, November 2032 with respect to Dores de Guanhães and October 2032 with respect to Senhora do Porto and Jacaré.

Madeira Energia S.A. – MESA.  MESA is a special purpose company created to implement, build, operate and maintain the Santo Antônio hydroelectric plant, in the basin of the Rio Madeira, in the Northern region of Brazil. This facility will have a generating capacity of 3,150 MW.  MESA is expected to begin operations in 2012.

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

During the year ended December 31, 2007, we recorded revenue totaling R$437 million as a result of this arrangement. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the ONS and owners of different parts of the basic transmission network. During the year ended December 31, 2007, we recorded expenses totaling R$564 million relating to payments made to the ONS and transmission concession holders. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry” in Annex A.

We transmit both the energy that we generate and the energy that we purchase from Itaipu, the interconnected power system and other sources. On December 31, 2007, we also had 10 industrial consumers whom we supplied directly with high voltage (equal to or greater than 230 kV per industrial consumer) energy through their connections to our transmission lines. Nine of these industrial consumers are our clients and accounted for approximately 10.4% of the total volume of electricity we sold in the year ended December 31, 2007. We also transmit energy to distribution systems through the South/Southeast linked system of the grid.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines	2007	2006	2005
500 kV	1,352	1,352	1,345
345 kV	1,244	1,202	1,228
230 kV	485	467	467
Total	3,081	3,021	3,040

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2007	2006	2005
Number of step-down substations	35	33	32
MVA	15,503	15,393	15,393

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

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

Montes Claros - Irapé. In September 2003, a consortium formed by Companhia Técnica de Engenharia Elétrica — ALUSA, or ALUSA, Furnas, Orteng Equipamentos e Sistemas Ltda., or Orteng and CEMIG, won the concession auctioned by ANEEL to the Montes Claros — Irapé transmission line. As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which is responsible for building and operating the transmission line. We have a 24.5% interest in this company. This 345 kV transmission line connects a substation located in Montes Claros, a city in northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 86 miles. Construction of the project began in January 2005 and transmission line operations began on December 18, 2005. The concession expires on February 18, 2034. As of December 31, 2007, we had invested R$12.3 million in this project.

Furnas - Pimenta. In September 2004, a consortium formed by Furnas and CEMIG, with interests of 49%, and 51%, respectively, won the concession auctioned by ANEEL to the Furnas — Pimenta transmission line. As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste de Minas, which will be responsible for building and operating the transmission line. This 345 kV transmission line, with a length of approximately 47 miles, will connect the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta, a city in the Center West region of Minas Gerais. We began the project in March 2005 and the transmission line operation is expected to begin in January 2009. As of December 31, 2007, we had invested R$6.7 million in this project.

Itutinga — Juiz de Fora. In September 2004, a consortium formed by Alusa, Furnas, Orteng and CEMIG, with interests of 41%, 25%, 10%, and 24% respectively, won the concession auctioned by ANEEL to the Itutinga — Juiz de Fora transmission line. As required in the bidding process, the partners formed the Companhia Transudeste de Transmissão, which will be responsible for building and operating this transmission line. This 345 kV transmission line, with a length of approximately 89 miles, will connect the substation of the Itutinga Hydroelectric Power Plant and a substation located in Juiz de Fora, a city in the southeastern Minas Gerais. We began the project in March 2005 and commercial operations began on February 23, 2007. As of December 31, 2007, we had invested R$7.3 million in this project.

Irapé - Araçuaí. In November 2004, a consortium formed by Alusa, Furnas, Orteng and CEMIG with interests of 41%, 24.5%, 10% and 24.5% respectively, won the concession auctioned by ANEEL to the Irapé — Araçuaí transmission line. As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which will be responsible for building and operating this transmission line. This 230 kV transmission line, with a length of approximately 38 miles, will connect the substation of the Irapé Hydroelectric Power Plant and a substation to be built in Araçuaí, a city located in the northeastern Minas Gerais. We began the project in March 2005 and commercial operations began on May 23, 2007. As of December 31, 2007, we had invested R$5.5 million in this project.

Charrúa — Nueva Temuco. In April 2005 a consortium formed by Alusa and CEMIG, with interests of 51% and 49%, respectively, won the concession auctioned by Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC — SIC) of Chile to build, operate and maintain the Charrúa — Nueva Temuco 220 kV transmission line for 20 years. This was an important event in CEMIG’s history, as it was our first asset outside of Brazil. We and Alusa formed Transchile Charrúa Transmisión S.A., a special purpose company incorporated in Chile and responsible for building and operating the transmission line. With a length of approximately 116 miles, the transmission line will connect the substations of Charrúa and Nueva Temuco in central Chile. We began the project in June 2005 and construction began in April 2007. On July 18, 2007, Transchile Charrúa Transmisión S.A. entered into a project finance agreement with the Inter-American Development Bank in the amount of US$51.0 million related to the transmission line and substations. Commercial operations are expected to begin in 2008. As of December 31, 2007, we had invested R$13.4 million in this project.

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

During the year ended December 31, 2007, we recorded expenses totaling R$564 million relating to transmission payments made to the ONS and other transmission concession holders. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry” in Annex A.

From January 1, 2002 through December 31, 2007, we invested approximately R$1,120 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system (other than Light), as of the dates presented:

	Circuit Length of Distribution Lines in Miles (from distribution substations to final consumers)
	As of December 31,
Voltage of Distribution Lines	2007	2006	2005
161 kV	34.2	34.2	34.2
138 kV	6,756.8	6,736.9	6,537.4
69 kV	2,802.4	2,804.2	2,784.4
34.5 kV + Others	600.2	600.2	610.8
Total	10,193.6	10,175.5	9,966.8

	Circuit Length of Distribution Lines in Miles (from distribution substations to final consumers)
	As of December 31,
Type of Distribution Lines	2007	2006	2005
Overhead urban distribution lines	53,064.8	52,642.9	52,086.9
Underground urban distribution lines	257.9	471.6	471.6
Overhead rural distribution lines	210,014.4	191,809.9	183,188.9
Total	263,337.1	244,924.4	235,747.4

	Step-Down Transformation Capacity(1) of Distribution Substations
	As of December 31,
	2007	2006	2005
Number of substations	358	355	354
MVA	8,145	8,162	8,070

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

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

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. We anticipate that this growth will be fueled by new consumer connections, increased electricity usage among our existing consumers and additional electricity distribution needs from new IPP projects. According to applicable law, IPPs have the right to use our distribution network upon payment of certain fees. During the next five years, we anticipate connecting approximately 900,000 new urban consumers and 122,000 rural consumers. In order to accommodate this growth, we expect that we will need to add 235,400 medium-voltage poles, 1,518 miles of transmission lines and 34 step-down substations (1,269 MVA) to our distribution network, increasing the network’s installed capacity by 2,190 MVA, including reinforcement. Over the next five years, we expect to invest approximately R$4.27 billion to expand our distribution system. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We have adopted a rural electricity development program, with the participation of the Federal Government and the State Government, called the Luz Para Todos program (Light for All Program). Our plan is to use the Luz Para Todos program to meet our target for supply of electricity to 100% of rural consumers in Minas Gerais. To meet this objective, we will need funding in the amount of approximately R$1,642 million.  The Luz Para Todos program includes the Luz no Saber sub-program, which uses solar energy to light schools, community centers and rural homes in remote locations not yet reached by the distribution network.

The Projeto Noroeste. In 2003 and 2004, planning was made for the electricity system to receive injection of 150 MVA in the Northeastern region of Minas Gerais state, starting in 2004. This increases the current availability to 300 MVA, aiming to supply energy through the end of 2008 to replace the diesel fuel traditionally used by rural producers, with the objective of contributing to local growth in a sustainable manner. The cost of the project is R$153 million.

The Cresce Minas program. This project will benefit approximately 340 municipalities (41% of the total) of Minas Gerais, a population of approximately 4.1 million and around 1.1 million consumers throughout the state. The amount of capital expenditures coming from CEMIG’s own funds for 2007, exclusively to strengthen the medium-voltage distribution system, was R$94.4 million, of a total of R$270.8 million, which will be completed with turnkey projects in 2008 and 2009.  In order to strengthen the sub-transmission system, the amount of R$45.7 million was invested in 2007. In the next three years, we expect to invest an aggregate of R$438.2 million in our sub-transmission and transmission systems.

Purchase of Electric Power

During the year ended December 31, 2007, we purchased 12,135 GWh of electricity from Itaipu, which represented approximately 30.3% of the electricity we sold to end users. In addition to the electricity purchased from Itaipu, we have two other basic types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 56.3% of the electricity we purchased for resale during the year ended December 31, 2007, and (ii) long-term agreements existing prior to the New Industry Model Law, with represented approximately 6.6% of the electricity we purchased in 2007.

Itaipu. Itaipu is one of the largest operating hydroelectric plants in the world, with an installed capacity of 14,000 MW. Centrais Elétricas Brasileiras S.A., or Eletrobrás, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the electricity generated by Itaipu that is not consumed by Paraguay. In practice, Brazil generally purchases more than 95% of the electricity generated by Itaipu.

We are one of the 19 electric power distribution companies operating in the South, Southeast and Center West regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. We are currently required to purchase approximately 17.3% of the total amount of electricity purchased by Brazil from Itaipu at rates fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu.  Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rate may be transferred to the final consumer upon approval by ANEEL.

In the second half of 2007, ANEEL determined the decrease in the amount of energy to be purchased by distribution companies from Itaipu. Beginning in January 2008, the amount of electricity purchased from Itaipu by each of the electric power distribution companies in South, Southeast and Center West regions of Brazil is being reviewed and reallocated based on the actual consumption of each of these companies in 2004. This change will result in either an increase or decrease in the energy required to be purchased from Itaipu by each of these electric power distribution companies. In CEMIG’s case, this resulted in a reduction of approximately 326 average MW of the total amount of energy we purchase from Itaipu We cannot yet predict the impact of such changes on the rates charged to the final consumer.

Auction Contracts. We purchased electricity in public auctions at the CCEE. These contracts were formalized between CEMIG and the several sellers in accordance with the terms and conditions established in the invitation to bid. The following table sets forth the amounts of electricity contracted, average tariff and prices related to the CCEAR contracts arising from the electricity acquired by CEMIG in the auctions that happened during 2007. It also includes contracts signed before 2007, but still effective during that year.

Avarage Tariff	Electricity Contracted (MW — average per year)	Term of the Contract
57.51	530.17	2005 to 2012
67.33	919.14	2006 to 2013
57.51	530.17	2005 to 2012
67.33	919.14	2006 to 2013
138.74	3.50	2008 to 2008
83.13	105.47	2008 to 2015
106.95	4.47	2008 to 2037
132.27	35.31	2008 to 2022
114.28	3.16	2009 to 2038
126.77	60.41	2009 to 2038
129.26	41.32	2009 to 2023
132.39	38.43	2009 to 2023
115.05	91.77	2010 to 2039
134.99	20.12	2010 to 2039
121.81	88.98	2010 to 2024
138.85	61.23	2010 to 2024
134.67	431.17	2010 to 2024
120.86	24.71	2011 to 2040
137.44	23.24	2011 to 2025
129.14	56.57	2012 to 2041
128.37	126.34	2012 to 2026
78.87	122.83 (*)	2012 to 2041

(*) Refers to the auction of the Santo Antônio Power Plant, and this energy will be fully delivered in 2016.

Bilateral Agreements. We entered into bilateral agreements with various suppliers prior to the enactment of the New Industry Model Law. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2007, we purchased 2,910 GWh, which represented 14.7% of the total electricity purchased by us during the year.

Energy Losses

We recognize energy losses in connection with our operations on the Basic Grid, as described below, and our technical and non-technical losses.

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

In 2005, CEMIG was de-verticalized, or “unbundled”, and its activities of (a) generation and transmission and (b) distribution began to be managed in two separate companies, thus complying with the legal requirements instituted by the new regulatory framework for the Brazilian electricity sector.  Due to this unbundling, and in accordance with a commercial strategy of CEMIG, in 2005 a significant portion of consumers migrated from being captive market customers of Cemig Distribution to being free market customers of Cemig Generation and Transmission.  This event resulted in a non-recurring charge to sales revenue for Cemig

Distribution in January 2005.  Since the calculation of non-technical losses takes into account the amounts billed in the calendar year, this change in revenue affected the amount of the non-technical losses calculated in 2005.

2005 was the first year in which we had 12 months of sales revenue as an unbundled company, free from non-recurring effects.  We believe that the calculation of losses in 2006 serves as a reference point for losses in future years since it (i) is free of non-recurring effects and (ii) is calculated using the new method of calculation of losses put in place in 2004 to improve the calculation and representation of losses in the new regulatory environment.

CEMIG’s total energy losses in 2007 were 5,629 GWh, compared to 5,437 GWh in 2006. Of this total in 2007, 369 GWh related to losses in the Basic Grid attributed to CEMIG by the ONS. The remaining 5,259 GWh were losses in CEMIG’s own local distribution system and represent 11.8% of the total energy (44.745 GWh) that passed through that local system. Losses in the Basic Grid are allocated to the operators in proportion to each operator’s own total load. Thus, the migration of captive clients to the free market, which reduced the total load of Cemig Distribution, reduced the amount of national grid system losses attributed to CEMIG, contributing to the reduction in our total energy loss.

We divide our energy losses into two basic categories: technical losses and non-technical losses. Technical losses accounted for approximately 78% of our energy losses in the distribution grid in 2007. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy through the 3,081 miles of transmission lines and 273,531 miles of distribution lines that we operate.

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

Non-technical losses accounted for the remaining 22% of our energy losses in 2007 in the distribution grid and result from fraud, illegal connections, metering errors and meter defects. These non-technical losses accounted for 2.56% of the electricity that passed through our distribution grid during 2007. In order to minimize non-technical losses, we regularly take preventive actions, including:

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

At the end of 2007, the indicators that measure the quality of supply by Cemig Distribution (DEC – Consumer Outage Duration in hours per year, and FEC – Number of Outages Per Year) were 13.14 and 6.39, respectively, compared to 13.02 and 6.42 in 2006.

Consumers and Billing

Consumer Base

Our distribution business consumers, all of whom are located within our concession area in Minas Gerais, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities). During the year ended December 31, 2007, we sold 40,079 GWh of energy.

For 2007, as compared to 2006, the volume of electric power sold by us to industrial and commercial consumers increased by 1.9% and 6.3%, respectively, and the volume of electric power sold by us to rural consumers increased by 13.6%. The other consumer category grew 4.0% (this excludes wholesale supply). The residential consumption increased 2.5% from 2006 to 2007.  The following table provides information regarding the number of our consumers as of December 31, 2007 and consumption by consumer category for the years ended December 31, 2007, 2006 and 2005.

	Number of		Consumption (GWh)
	consumers at		Years ended
	December 31,		December 31,
Consumer Category	2007		2007		2006		2005
Industrial	73,600	(1)	24,183	(2)	23,759	(2)	23,472	(2)
Residential	5,188,604		6,813		6,647		6,590
Commercial	560,913		4,111		3,851		3,754
Rural	554,269		2,200		1,938		1,941
Own consumption	829	(3)	34		30		29
Other	61,997	(4)	2,738		2,666		2,573
Total	6,440,212		40,079		38,891		38,359

(1)	Includes subsidiaries and affiliated companies.
(2)	The industrial consumer category includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia S.A., Cemig PCH S.A and Usina Termelétrica Barreiro S.A
(3)	Does not include consumption through supply to other concessionaires.
(4)	Refers to the number of our plants, facilities and offices that use our energy, each of which is considered a consumer pursuant to ANEEL regulations.

In 2007, we added and billed 200,023 new final consumers, representing growth of 3.2% compared to 2006, through the expansion of our transmission and distribution systems.

The largest portion of the energy we sell is purchased by large industrial consumers. At December 31, 2007, ten of our industrial consumers had high voltage electrical energy supplied through direct connections to our transmission lines. These consumers constituted 14.5% of our total volume of electrical power sales during 2007, and approximately 6.6% of our revenues. In the same period, our ten largest industrial consumers accounted for nearly 19.0% of energy consumed. None of our ten largest consumers is owned by the State Government or by the Federal Government.

As of December 31, 2007, we had entered into power purchase agreements with 2,970 of our industrial consumers, of which 536 had demand above 500 kW. Our power purchase agreement with industrial consumers have terms of three or five years and contain a minimum demand clause that requires the consumer to pay for the contracted demand, which represents the system capacity reserved for that consumer, as well as the consumer’s actual consumption. We believe that this billing method provides us with a relatively stable source of revenue.

The following table shows our industrial energy sales volumes by type of industrial consumer as of December 31, 2007:

Industrial Consumers (1)	Energy Sales Volume in GWh	Consumption as a Percentage of Total Industrial Energy Sales Volume
Steel industry	6,953	28.75
Ferroalloy industry	4,535	18.75
Chemical industry	2,779	11.49
Non-ferrous metal industry	1,023	4.23
Mining industry	1,904	7.87
Food processing	1,451	6.00
Cement industry	899	3.72
Others	4,639	19.18
Total	24,183	100.00

(1)   The industrial consumer category includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia S.A., Cemig PCH S.A. and Usina Termelétrica Barreiro S.A.

The following table sets forth the names and related industries of our ten largest consumers in 2007:

Ten Largest Consumers (listed in order of total GWh of electricity purchased from us in 2007)	Industry
Companhia Siderúrgica Paulista – COSIPA	Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	Steel
Ligas de Alumínio S.A.	Ferroalloys
Companhia Brasileira de Carbureto de Cálcio – CBCC	Ferroalloys
White Martins Gases Industriais S.A.	Chemical
Italmagnésio Nordeste S.A.	Ferroalloys
Companhia Ferro Ligas Minas Gerais	Ferroalloys
Saint Gobain Materiais Cerâmicos Ltda	Chemical
Belgo Siderurgia S.A	Steel
Votorantim Metais e Zinco S.A.	Non-ferrous

As a result of our strategy to maintain and capture a larger market share in the free market, we have entered into contracts with large Free Consumers within and outside of Minas Gerais leading to electricity sales volume in 2007 of 17,904 GWh to those customers. As a result of the unbundling, most of our contracts with large consumers within our concession area were assigned to Cemig Generation and Transmission in 2007. Most of our large clients, that represent almost 50% of the MWh volume of our energy sold, have already contracted to buy electricity from Cemig Generation and Transmission for the next several years. Consumers that opt to become Free Consumers are primarily industrial consumers whose demand generally exceeds 3 MW. Consumers that consume between 500 kW and 3 MW may opt to purchase energy from other sources, if such source is a renewable energy source, such as small hydroelectric facilities or biomass. A total of 791 of our clients which currently purchase electricity at regulated rates (“captive consumers”) representing annual sales revenue of R$853 million (or 7.8% of our annual sales revenue), may elect to become Free Consumers or opt to purchase energy from alternative sources.

In 2008, we entered into two relevant groups of contracts with large Free Consumers. The first group of contracts was with the Votorantim Group, through which we will provide variable amounts of energy, from the current 145 average MW up to 670 average MW in some years. The total amount of this group of contracts is approximately R$10.5 billion, and will expire in 2028. These contracts are expected to generate revenue to CEMIG of approximately R$500 million per year through their expiration in 2028. The second group of contracts was signed on May 26, 2008, with the ArcelorMittal Group, for the provision of up to 313.5 average MW (twice the volume we currently provide to the ArcelorMittal Group). The total amount of this second group of contracts is approximately R$4.4 billion and will expire in 2020. This group of contracts represents revenue to CEMIG of approximately R$360 million per year through the expiration of the contracts in 2020.

Billing

Our monthly billing and payment procedures for electricity supply vary by consumer category. Our large consumers with direct connections to our transmission network are generally billed on the same day their meters are read. Payment is required within five days after delivery of the bill. Other consumers receiving high and medium voltage electricity (approximately 8,000 consumers supplied at a voltage level equal to or greater than 2.3 kV or connected by underground distribution lines, with the exception of public sector entities) are billed within one (70%) or two (30%) days of their meter reading and payment is required within five days after delivery of the bill. Our remaining consumers are billed within seven days of their meter reading and payment is required within 10 days after delivery of the bill or 15 days after delivery of the bill in the case of public sector entities. Bills are prepared from meter readings or on the basis of estimated consumption.

Seasonality

Our sales are affected by market seasonality. Usually, an increase in consumption by industrial and commercial consumers occurs in the third fiscal quarter due to increases in industrial and commercial activities. In addition, there is generally an increase in usage across all consumer categories during the summer months of January, February and March due to the increase in temperatures. Certain figures representing fiscal quarterly consumption by final consumers from 2005 through 2007, in GWh, are set forth below:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005(1) (2)	8,622	9,730	9,867	10,140
2006 (1) (2)	9,485	9,619	9,901	9,886
2007 (1) (2)	9,337	10,016	10,238	10,488

(1)            Includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Usina Térmica Barreiro S.A., Cemig PCH S.A. and Horizontes Energia S.A.

(2)            Does not include supply to other concessionaires.

Consumption by residential consumers remains sluggish and has not returned to pre-rationing levels.

Competition

Contracts with Free Consumers

We had 154 contracts with Free Consumers at December 31, 2007. 16 of these contracts are with companies located outside of our distribution company’s concession area and represent 2,210 GWh of energy per year. These contracts with Free Consumers have an average term of three to ten years, and represent a total volume of approximately 17,500 GWh/year. Of our previous captive consumers, only 17 did not sign contracts with us and instead opted to become Free Consumers. These 17 formerly captive consumers represented an annual volume of 882 GWh, equivalent to 5.0% of the total volume of electricity we sold during 2007. Another 21 consumers, representing approximately 2,923 GWh/year, elected to opt out of the ACR and choose their own generation subsidiary as a supplier.

In addition to our sales in the ACL auctions, we have been successful in entering into agreements in the ACR that represent a total volume of 12,379 GWh/year. These contracts have a term of eight years, beginning in 2006, and thirty years beginning on January 1, 2008 and 2012.

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

Raw Materials

Our principal raw materials expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process. Fuel oil consumption for the year ended December 31, 2007 represented an expense of R$58.4 million. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry—Regulatory Charges” in Annex A. We believe that supplies of fuel oil are readily available.

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

In January 1993, the State Government granted Gasmig an exclusive 30-year concession for distribution of natural gas covering the entire State of Minas Gerais and consumers located within it. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas (LPG) and wood. In 2007, Gasmig supplied approximately 1.8 million cubic meters of gas per day to 276 consumers: 177 industrial and commercial clients, 90 vehicle natural gas (VNG) retail distribution stations, two thermal power plants and seven distributors of compressed natural gas (GNC). Gasmig supplied 0.08 million cubic meters of gas per day to thermal power plants and 1.72 million cubic meters of gas per day to retail consumers. In addition to serving the conventional market and the thermal power plants, Gasmig also supplied eight clients with re-gasified liquefied natural gas (LNG). In 2007, Gasmig distributed approximately 4.0% of all natural gas distributed in Brazil.

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

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. On July 26, 2006, TSS was merged into Gasmig. As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig. See “Item 10. Additional Information—Material Contracts—Gasmig Shareholders Agreement and Association Agreement”. On December 15, 2004, Gasmig executed an additional supply contract with Petrobras which guarantees a gradual increase in supply of up to 5.1 million m³/day of natural gas, in addition to the 3.5 million m³/day that was previously contracted for. This additional supply agreement is for the supply of natural gas to the regions of the “Steel Valley” (Vale do Aço) and the South of Minas Gerais, and also for expansion of service to the regions of Greater Belo Horizonte, the Zona da Mata (in the Southeast of Minas Gerais) and the Campos das Vertentes (historic region), in the industrial, commercial, automotive and residential markets. The additional supply agreement has a term of 20 years, and is scheduled to begin the commercial supply in 2009, under this agreement the price will be established based on the international oil price in the New York marketplace.

We expect that the association with Petrobras will expand Gasmig’s distribution capacity, as our ability to offer natural gas to our consumers will increase significantly with the implementation of Petrobras’s investments in pipelines. We expect that Gasmig’s capital expenditures for 2008 and 2009 will be mostly used for the expansion of our distribution network in highly industrialized areas of Minas Gerais. Gasmig has already begun the necessary expansions to serve the regions of the “Steel Valley” and the Southern region of the State of Minas Gerais.

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

Other than with respect to the liquefied natural gas (LNG) supplied to Gasmig by a joint venture between Petrobras and White Martins Gases Industriais Ltda. (“White Martins”), Gasmig purchases all its natural gas needs from Petrobras, and such gas is mainly provided by Petrobras’ own natural gas deposits. Our relationship with Petrobras is governed by two long term agreements, expiring in 2020 and 2028. The price Gasmig charges its clients is based on the price charged by Petrobras plus a margin. Therefore, all the costs related to the purchase of natural gas are passed to the clients through the tariff.

Minas Gerais accounted for approximately 11% of the total energy consumption in Brazil in 2007. Many energy-intensive industries such as the cement, steel, ferroalloys and metallurgy have significant operations in the state. We estimate that the total demand for natural gas in Minas Gerais will amount to nearly 5 million cubic meters of gas per day by 2010, which exceeds the projected available supply.  Gasmig’s key strategy is to expand its distribution network in order to serve the portion of the demand yet not reached. Gasmig is engaged in the development of new projects to extend its natural gas distribution systems to reach consumers in other areas of Minas Gerais, mainly in heavily industrialized areas. In 2006, Gasmig began supplying natural gas to three industrial companies and two vehicle natural gas (VNG) retail distribution stations in the region of the Vale do Aço (“Steel Valley”), thus concluding the first phase of service to that region of the State of Minas Gerais. The average volume of natural gas that has been distributed in this first stage is approximately 200,000 cubic meters/day. Gasmig brought forward its start date, in August 2006, for service to the Southern region of the State of Minas Gerais, through re-gasification of the liquefied natural gas (LNG) contracted with Gaslocal, a company formed between association of Petrobras and White Martins.

In 2007, Gasmig had gross revenues of approximately R$539 million and net income of approximately R$84 million.  We recognized R$46.1 million as income from Gasmig in 2007.

                In 2007, Gasmig invested approximately R$16 million in the expansion of its gas pipeline network to serve more clients in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and reinvestment of the dividends payable to CEMIG. Currently, the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) operates at full capacity and further investment by the Federal Government will be necessary to expand the capacity or construct a new pipeline to supply the growing natural gas demand in the State of Minas Gerais.

Telecommunications, Internet and Cable Television

On January 13, 1999, we incorporated Empresa de Infovias S.A. in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group. Currently, we own 100.00% of the common shares of Empresa de Infovias S.A., which has an optical fiber-based long-distance communications backbone installed along our power grid using optical ground wire cables. This communications backbone is connected to an access network that is based on hybrid fiber-coaxial cable technology and is deployed along our power grid. Pursuant to Brazilian telecommunications law, we also make our network infrastructure available to other telecommunications providers interested in leasing it.

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

Empresa de Infovias S.A. provides the network for cable television service in 12 cities in Minas Gerais pursuant to a 15-year service agreement with WAY TV Belo Horizonte S.A. (“WAY TV”) and Brasil Telecomunicações S.A., each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Empresa de Infovias S.A. allows these companies to use its network infrastructure. In return, WAY TV and Brasil Telecomunicações are obligated to deliver to Empresa de

Infovias S.A. a percentage of the revenues derived from their cable television and Internet subscribers. At December 31, 2007, these two companies had approximately 83,923 cable television subscribers and 69,887 Internet service subscribers.

Empresa de Infovias S.A. held a 69.25% equity interest in WAY TV, including 49.9% of its common shares.  On November 12, 2007, Empresa de Infovias S.A. received final approval from the National Telecommunications Agency (Agência Nacional de Telecomunicações) for the sale of its equity interest in WAY TV to TNL PCS Participações S.A., an affiliate of the OI Group.  The sale was consummated on November 14, 2007 for approximately R$103.4 million, which represented the R$91.4 million purchase price plus interest due to such purchase price being held in escrow since the signing of the sale contract on August 1, 2006.

On June 4, 2008, CADE approved the sale, subject to certain restrictions.  Among other things, the new owner may not demand exclusiveness in the use of the  network infrastructure used to distribute WAY TV’s signal.  In addition, for a two-year period the new owner will not be able to use, in the cities where WAY TV had operations, wireless Internet frequencies, and will be prohibited, during the same period, to use MMDS (microwave) frequencies or buy any company that has an authorization, permission or concession for that purpose.

Empresa de Infovias S.A. also provides intra-company data transmission services to us pursuant to a five-year agreement signed in 2001 and renewed in October 2007.  We use this service for internal communications as well as for certain communications with our consumers. In 2007, Empresa de Infovias S.A.’s gross revenues were R$79.8 million, while its net income was R$56.9 million.

Empresa de Infovias S.A.’s capital expenditures for the past five years were an aggregate of R$88 million, and its capital expenditures for 2008 are expected to be mostly used for expansion of its telecommunications network.

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

On January 9, 2002 we created Efficientia S.A., or Efficientia, in Minas Gerais, to provide project efficiency optimization solutions and operational and management services to energy supply facilities. We have a 100% interest in Efficientia, which began operating in 2003. Efficientia has increased its market share and revenues in the Brazilian market for specialized consultancy services every year since it began operations. Such services include consultancy in the areas of efficiency, energy solutions, reduction of non-technical losses in other electricity distribution concession holders and the provision of preventive maintenance services.

In 2007, Efficientia had net income of R$1.2 million. Efficientia’s gross revenues in 2007 were R$6.5 million, a 51.2% increase from 2006. This increase in gross revenue was achieved with operational costs of R$4.4 million, 25.71% more than in 2006. Highlights of the consultancy projects of Efficientia in 2007 include consulting with respect to the implementation of two cogeneration power plants that use residual gas from metallurgy facilities operations and of three energy savings solutions for electrical systems.

In partnership with Concert Technologies S.A., Nansen S.A. Instrumentos de Precisão, Leme Engenharia Ltda. and FIR Capital Partners Ltda, we created Focus Soluções Tecnológicas S.A. in August 27, 2007, which name was changed in 2008 to Axxiom Soluções Tecnológicas S.A., to offer solutions in technology and systems for operational management of public service concession holders, including electricity, gas, water, and sewerage and other public utility companies. We expect this company to be fully operational in the last quarter of 2008.

The Strategic Technology Management Center (CGET), created in 2005, is a non-profit entity whose objectives include: studies and research, development of alternative technologies, production of technical and scientific information and knowledge, encouragement of industrial development measures, plans and programs, projects for research and incorporation of developed or adapted technological innovations, and implementation of centers of excellence and institutions for the development of studies and provision of technological services.

Environmental Matters

Overview

Our generation, transmission and distribution activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. See “The Brazilian Power Industry—Environmental Regulations” in Annex A. The primary environmental authorities in the State of Minas Gerais are Fundação Estadual do Meio Ambiente (State of Minas Gerais Environmental Foundation, or FEAM), Instituto Mineiro de Gestão das Águas (State of Minas Gerais Water Management Institute, or IGAM), Secretaria de Meio Ambiente e Desenvolvimento Sustentável (State of Minas Gerais Environmental and Sustainable Development, or SEMAD), and Conselho Estadual de Política Ambiental (State of Minas Gerais Environmental Policy Council, or COPAM).

At the Federal level, the main authorities are Conselho Nacional de Meio Ambiente (National Environment Council, or CONAMA), Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (the Brazilian Institute of the Environment and Natural Renewable Resources, or IBAMA), Instituto Chico Mendes de Conservação da Biodiversidade (Chico Mendes Institute of Biodiversity Conservation, or ICMBIO) and Agência Nacional de Águas (National Water Agency, or ANA).

We believe that we are in compliance in all material respects with the relevant laws and regulations. In 2007, the Itutinga and Nova Ponte hydroelectric plants maintained their NBR ISO 14001/2004 environmental certifications. We are certified under the Cemig Environmental Management System (EMS) for our operations in a total of 180 municipalities, and for our materials storage and logistics warehouses, the Camargos, Jaguara, Volta Grande and Três Marias hydroelectric power plants, the Igarapé thermal power plant, the Volta Grande environmental station, the Galheiros Environmental Reserve, and the management of the industrial safety, property management and operational contingency services.

Of our transmission lines working at above 230 kV, 1,026km are certified under the Cemig Environmental Management System (EMS), and 2,120km are certified under our Integrated Management System, under the 9001:2000 and 18001 standards, and under the Cemig Environmental Management System (EMS).

In addition we obtained the following new certifications for CEMIG’s generating facilities in 2007:

•                  for the São Simão, Miranda and Rosal hydroelectric power plants ( 2,173 MW): NBR ISO 14001:2004, valid until 2010;

•                  for the Emborcação and Salto Grande hydroelectric plants (1,296 MW): Cemig Environmental Management System (EMS).

Our installed generation capacity certified under the Cemig Environmental Management System (EMS) increased from 1,939 MW in 2006 to 5,406 MW in 2007, representing 82.3% of our total generating capacity as of December 31, 2007.

In 2007, for the eighth consecutive year, we were selected to be a component of the Dow Jones Sustainability Index (DJSI World Index) and this year we were selected as the world leader in the “utilities supersector” of that index – which includes providers of electricity, gas distribution, water treatment, distribution and sewage services, and other public utility services. We were also selected for the third consecutive year for inclusion in the São Paulo Stock Exchange Sustainability Index (Índice de Sustentabilidade Empresarial).

In accordance with our environmental policy, we have established various programs for prevention and control of damage, aiming to limit our risks related to environmental issues.

In 2007, we invested approximately R$7.3 million in environmental compliance projects for plant and equipment, and in the implementation of new projects, and also spent R$36.8 million on operational and maintenance expenses for our current activities, such as final disposal of waste, putting environmental management systems in place, audits, planting of riverside forests, fish cultivation, putting tree pruning and oil policies in place, environmental education programs, maintenance of conservation units, training and other activities. We also invested R$858 thousand in environmental research and development projects carried out jointly with universities and research institutes.

Environmental Licensing

Applicable law in Brazil requires that licenses be obtained in connection with the construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution or to harm archaeological heritage. Generally, state governments manage the environmental licensing process for facilities that are expected to impact only that state. However, the Federal Government manages the environmental licensing process for facilities that are expected to have an environmental impact on more than one state and/or are located between two or more states.

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

Corrective Environmental Operation Licensing

Pursuant to Resolution No. 6, dated September 16, 1987, of CONAMA, environmental impact assessment studies must be undertaken, and a corresponding environmental impact assessment report must be prepared, for all major electric generation facilities built in Brazil after February 1, 1986. While studies are not required for facilities built prior to February 1, 1986, such facilities must obtain corrective environmental operation licenses, which may be acquired by filing a form containing certain information regarding the facility in question. Obtaining the corrective licenses for the projects which began operations before February 1986 requires presentation to the competent environmental body of an environmental report containing the characteristics of the project, the environmental impacts of the construction and operation, and also the mitigating and compensatory measures adopted or in the process of being adopted by the organization carrying out the project.

Federal Law No. 9,605, dated February 12, 1998, sets forth penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Measure No. 1,710 (currently Provisional Measure No. 2,163/41), which establishes the potential for project operators to enter into agreements with relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98. Accordingly, we have been negotiating with IBAMA and FEAM to obtain the corrective environmental operation licensing for all our plants that began operating prior to February 1986. Generation facilities located within the State of Minas Gerais fall within the jurisdiction of FEAM for purposes of corrective licensing. We have agreed with FEAM to bring our facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by IBAMA and FEAM.

Currently, those CEMIG generation and transmission facilities that started operations before the Brazilian environmental legislation was passed, and which have not obtained corrective licensing, have already  filed applications before the appropriate environmental bodies.

We currently have operating licenses for the following facilities: (i) hydroelectric plants: São Simão, Aimorés, Amador Aguiar I, Amador Aguiar II, Igarapava, Irapé, Itutinga, Miranda, Nova Ponte, Porto Estrela, Rosal,  Funil, Queimado and Sá Carvalho,  (ii) small hydroelectric plants: Pai Joaquim, Rio de Pedras, Santa Luzia, Salto dos Moraes, Poquim and Piçarrão, (iii) thermoelectric plants: Barreiro and Formoso, and (iv) the wind farm: Morro do Camelinho.

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

Compensation measures

According to Federal Law No. 9,985, dated July 18, 2000, and corresponding Decree No. 4,340, dated August 22, 2002, the companies whose activities are deemed to cause high environmental impacts are required to invest in protected areas in order to offset those impacts.  Originally, these companies were required to invest at least 0.5% of total amounts invested in implementation of its corresponding project in activities and areas defined by environmental agents. However, a decision from the Brazilian Supreme Court ruled for the unconstitutionality of such minimum percentage. Accordingly, each enterprise shall have its environmental compensation stipulated depending on its specific degree of pollution or harm to the environment.

Therefore, during the licensing procedure, in light of the environmental impacts identified by the environmental assessment studies presented by the operator, environmental bodies shall determine the amount to be invested and which protected areas shall be benefited.

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

In the state of Minas Gerais, where CEMIG has most of its facilities and enterprises, the Chairman of the state’s Environmental Policy Council (COPAM) issued Regulatory Ordinance No. 94 in April 2006, applying an environmental compensation charge, at rates between 0.5% and 1.1% of the total amounts invested in the implementation of the projects that cause environmental impacts. This regulatory ordinance also indicated that the compensation charge applies to projects implemented before the issuance of the new legislation. We have not yet assessed what effects such legislation will have on CEMIG, but depending on the manner in which it is applied, it could result in additional costs for CEMIG.

Fishways

The dams at each of our hydroelectric generation facilities can endanger fish that inhabit the adjoining reservoirs. To reduce the impact of these facilities on nearby fish populations, the State Government enacted State Law 12488 on April 9, 1997, requiring that migratory fish that pass through dams will be redirected to fishways, through which they can pass safely. As of December 31, 2007, we had fishway projects installed at our Aimorés, Funil, Igarapava, Igarapé, Pandeiros and Salto de Moraes generating plants. In April 2002 we sent COPAM a study relating to our dams. In July 2002 we received a response from SEMAD that requires us to provide additional studies on the feasibility of installing fishways in our dams located in Minas Gerais. Additional studies will be necessary at the following plants: Pandeiros, Salto Paraopeba, Luiz Dias, Sá Carvalho, Sumidouro, and Bom Jesus do Galho. In 2008, we commenced a new project, the R&D200 project, which will study migratory routes of the species that spawn in the lower to middle sectors of the Rio Grande, which may provide information on the need for transposition mechanisms in the area.

There has been no decision by the environmental authorities regarding the building of fishway projects at CEMIG’s hydroelectric plants; and there is a possibility that future decisions by the environmental authorities, or changes in the environmental legislation, or even new information obtained from the studies that are in progress, may lead to a need for the construction of fishways at our hydroelectric plants.

Fish Management

In view of its policy for environmental conservation and sustainable development, CEMIG carries out numerous procedures to mitigate accidents involving fish in its hydroelectric power plants, such as use of sonar and counting to detect shoals; monitoring of oxygen in solution; and use of teams of professional divers to assess shoals during activities with greater environmental risk, such as startup and shutdown of rotors. Furthermore, we are currently developing research projects in partnership with universities to study more effective techniques to control the impact of our operations on fish.

In spite of these efforts two incidents occurred, one in 2006 and one in 2007, at the Três Marias hydroelectric power plant, resulting in the death of approximately 17 tons of fish in 2007 due to lack of oxygenation, according to the State Forests Institute and environmental police estimates (8.2 tons by our estimate).  The volume of dead fish was not estimated or measured in 2006. As a result the State Forests Institute imposed two fines on us, totaling approximately R$5.5 million. We are disputing the fines. Although we do not believe the amount is a material liability for us, we are implementing an environmental project in the affected region as a way of responding to the event and reaffirming our commitment to economic and social development of the regions where we operate and where our projects are located. Monitoring of fish in the exit canals of several of our plants is being carried out by specialist biologists, with the objective of becoming familiar with the dynamics of fish population over time, the periods of their greatest activity over the day, and also the locations of greatest density. With this information, more effective techniques may be developed in the control of the impact of the operation of the plant on fish.

CEMIG has a hydroelectric operation on the Pandeiros river in the municipality of Januária, in the State of Minas Gerais, named the Pandeiros Small Hydro Plant, operating since 1958, with installed generating capacity of 4.2 MW.  Due to the environmental characteristics of the Pandeiros river and its importance as a location for the reproduction of fish that populate the São Francisco River, Minas Gerais State passed various items of legislation in 1995 and subsequent years, for the protection of the river, which affected normal operation of the Pandeiros plant.

In October 2007, at the end of a prolonged drought, fish deaths occurred in a lake associated with the Pandeiros River, 50km downstream from the Pandeiros plant. Since the area is downstream from the Pandeiros plant, the Minas Gerais State Forests Institute associated the problem with the operation of the plant, and, together with the Minas Gerais State Public Attorneys' Office, brought a legal action against CEMIG to provide technical explanations about the event. In accordance with State Forests Institute Notice No. 251016 of October 18, 2007, the Pandeiros plant was indicted and its operations were ceased.

CEMIG hired specialists who issued two technical reports to assess the matter, from the point of view of river flows and fish populations, and has sent these studies to the State Forests Institute and to the Public Attorneys' Office for consideration. Both reports concluded that the fish deaths resulted from natural causes arising from the natural dynamics of the Pandeiros River, relieving CEMIG of any responsibility for the events.  Operations at the Pandeiros plant  have not yet resumed.

Urban occupation of rights of way and reservoir banks

Gas pipelines.  Our piped natural gas distribution networks are underground, crossing through inhabited areas, and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our gas distribution network registers, and there is a possibility of this causing accidents, with potentially significant personal, property and environmental damage. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig, through its “Dig Safely” (“Escave com Segurança”) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, in addition to the companies which carry out digging in public rights of way, to ensure that before digging close to the natural gas network, they telephone Gasmig’s 24-hour helpline and request support for safe execution of their work.

Transmission lines.  Several of the areas to which we have a right of way in relation to our transmission lines have been occupied by unauthorized facilities (buildings, etc.) and dwellings. These occupations generate risks of electric shock and accidents involving people living at the location, and constitute an obstacle for the maintenance of our electricity system. It is thus necessary to solve this situation over the coming years, either removing some of the occupants, or introducing improvements to make it possible to live with these occupations. Faced with the risks associated with this situation, we planned two lines of action for the coming years. The first is preparation of a document entitled “Diagnosis of areas invaded and under risk of invasion, for strengthening of inspection activities, including installation of improvements in locations classified as having high invasion risk”.  The company is identifying the areas with potential for invasion, making possible decisions on measures and procedures in relation to control, monitoring and inspection of the transmission line paths where there is a high risk of invasion. The second line of action involves the evacuation of areas already invaded. The withdrawal of people from these areas involves payment of indemnities, regularization of electricity connections and the opening of areas for the construction of squares and streets.

Invasion of reservoir areas owned by CEMIG

Our power plants have security services to protect their properties, using both fixed and mobile units, as well as an electronic surveillance system (“SVE”). The banks of the reservoirs of our hydroelectric power plants have signs indicating ownership, and advising of the existence of security systems. Trespassers are deterred by the mobile inspection unit’s periodic patrol of the reservoir banks. When trespassers are apprehended, police reports are filed, which are then sent to the Company’s legal department for review. Due to the very large area and number of our reservoirs, the we are continually subject to new invasions.  However, we are committed to preventing these invasions and any environmental damage to the Permanent Preservation Areas (Áreas de Preservação Permanente, or “APPs”) around the reservoirs.

In April 2006, our headquarters was invaded by social protesters, who were participating in a meeting being held in connection with the 47th Meeting of the Governors of the Inter-American Development Bank (IADB). Minor damage was done to the Company’s property and facilities. After this incident, we took measures to increase the protection of our premises.

Environmental regulations

Environmental issues can significantly impact the operations of our company. For example, large hydroelectric power plants can require flooding of considerable areas and as a result relocation of a considerable population. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the Federal Government has the power to promulgate general environmental regulation, state governments have the power to enact specific and even more stringent environmental regulation.

The “Brazilian National Environment System” (SISNAMA—Sistema Nacional do Meio Ambiente) was created for the purpose of protecting the Brazilian environment. It consists of: an administrative body, the Governing Council (Conselho Governamental); a consultative and decision-making body, CONAMA; a central body, the Environment Ministry, or MMA (Ministério do Meio Ambiente); an executive body, IBAMA and various local and sectorial bodies. The agencies that merit special attention are CONAMA and IBAMA. CONAMA carries out or approves studies and assists and advises the Government Council on the official orders for government policy on environmental and natural resources, and on decisions, within its attributed scope, on regulations and other legislative rules applicable to the Brazilian environment. IBAMA enforces the national environment policy and inspects, preserves and supports the use of natural resources.

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

Installations that are considered to represent a considerable environmental impact are obliged by law to allocate a minimum of 0.5% of their total investment costs to the creation of environmental preservation areas. However, a decision from the Brazilian Supreme Court ruled for the unconstitutionality of such minimum percentage. Accordingly, each enterprise shall have its environmental compensation stipulated depending on its specific degree of pollution or harm to the environment.

Under the Brazilian Forest Code (Código Florestal Brasileiro – Law No. 4,771 of September 15, 1965), the land area surrounding water reservoirs, whether it is natural or artificial, is considered to be a permanent preservation area, imposing restriction on use. The amendments to the Brazilian Forest Code introduced by Provisional Measure 2,166-67 of August 24, 2001 provide that the operator of a reservoir is obliged to acquire such surrounding areas with respect to any new projects. The Forest Policy of the State of Minas Gerais (Law No. 14,309 of June 19, 2002) and Decree No. 43,710 of January 8, 2004 does not oblige the operator to acquire the land area surrounding the reservoir, but it does demand indemnity for the restriction on use, in forms provided for by law. These rules will result in additional costs in connection with the installation of new hydroelectric power plants.

State Law 15,972 of January 12, 2006, governing environmental inspection, changed the structure of the environmental agencies of Minas Gerais and made several provisions increasing the amounts of fines to be paid in the State and broadening the inspection mechanisms, which now include the Minas Gerais Environmental Police. Some of its articles have not yet been regulated. We believe the promulgation and regulation of this law will strengthen the environmental inspection in the State of Minas Gerais, where the majority of our facilities are located.

Any corporate entity involved in activities which cause pollutant effects, or the potential for pollutant effects, or which involve products which are considered dangerous to the environment, is obliged to register with IBAMA. This registry involves quarterly payments of an environmental control and inspection charge—TCFA, which for our activities is approximately R$10 thousand per year.

Carbon Market

The Kyoto Protocol came into effect on February 16, 2005. Under the Kyoto Protocol, reduction of greenhouse gas emissions through projects designed under the Clean Development Mechanism, or CDM, may be converted into “Carbon Credits” and traded worldwide. Legislation that would govern the carbon market in Brazil, with related tax incentives, is currently before the National

Congress in Brazil. We believe Brazil has great potential to generate Carbon Credits arising from clean energy projects that comply with the CDM.

We have implemented a strategy to study CDM project development opportunities in the carbon market. In order to undertake CDM projects, we are training our professionals, including through courses administered by USAID and the World Bank.  We sponsored a course organized by USAID and the World Bank at the State of Minas Gerais Industry Federation to discuss CDM projects in the State of Minas Gerais.  In addition, we created a multidisciplinary task force to mobilize our wholly-owned subsidiaries and affiliated companies, and retained consultants to identify projects that would allow us to obtain certificates of reduction of greenhouse gases.

Additionally, in 2007 we responded to the Carbon Disclosure Project (CDP) Questionnaire, regarding information on risks and opportunities presented by climate change and greenhouse gas emissions data on our business. Every year, we seek to quantify our emissions and to publish our main initiatives regarding the reduction in greenhouse gas emissions. Moreover, since water is our main raw material for the production of energy (representing 97% of total raw materials), and considering the whole infrastructure required to transport the energy produced by the hydroelectric plants to the final consumer (transmission and distribution lines, towers, substations, plants, etc.), we believe that climate change could affect our business. In this regard, we are studying the possibility of implementing more CDM projects and evaluating carbon projects for each of our new enterprises.

Operational Technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

Load Dispatch Center

CEMIG’s System Operation Center (“COS”), located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of our energy. It also provides the link with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to 44 extra high and high voltage substations and 27 major generating power plants.

Through its activities the COS permanently guarantees the security, continuity and quality of our supply of electricity. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel.  The COS has a Quality Management System, with ISO 9001:2000 certification.

Regional Distribution Operation Centers

Our distribution network is managed through seven Centros de Operações Regionais de Distribuição (Regional Distribution Operation Centers), or CODs. The CODs monitor and coordinate our distribution network operations in real time. The CODs are responsible for the supervision and control of 358 distribution substations, 263,337 miles of medium voltage distribution lines, 10,194 miles of sub-transmission lines and 6.4 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

We provided an average of 16,500 services a day in 2007. All of the CODs are certified according to the Quality Standard ISO 9001: 2000. There are various systems in use to automate and support the CODs processes including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection and inspection. Technologies like geographic information system and radio/satellite data communication help to reduce the consumer restoration time and to provide better consumer attendance. In 2007, we automated over 400 reclosers, which are devices that sense and interrupt fault currents and automatically restore service after momentary outages, installed along our distribution network, improving operation performance and reducing restoration time and costs.

Geospatial Information & Technology

We are intensively using geospatial and technical document management technology to support and improve engineering processes. Geo-referenced information of the electrical network, satellite and aerial photographs of the concession area, diagrams and technical document images are stored in geospatial databases and can be easily retrieved by computers connected to our corporate network, helping technicians to plan, design, construct, operate and maintain the generation, transmission and distribution network. We are using mobile technology in service dispatch for distribution network maintenance and medium and high-voltage network data acquisition.

Internal Telecommunications Network

Our telecommunications network is one of the largest in Brazil. It includes high performance microwave links with 203 communication stations, an optical system with 2,500 km of optical fibers and a mobile communication system with 480 trunking radios.

Corporate Data Network

Our corporate network integrates enterprise servers (one 649 MIPS Mainframe processing the billing system and eight Risc machines for the ERP and the new commercial systems), more than 8,000 Intel microcomputers, 359 servers and 1,450 units of connectivity equipment, serving 190 sites in 126 cities of Minas Gerais. The centralized infrastructure uses modern servers and devices with service level agreements for hardware maintenance and software support. The process of reception of meter reading data, digital calculation of electricity bills, and issuance of electricity bills to consumers in CEMIG’s secondary network is ISO-9001:2000 certified since 2005. In 2007, new technologies were implemented, improving the network performance and availability.

IT Governance Program

We started an IT governance program in 2005.  It is based on two main principles: (i) aligning IT strategy with the overall strategy of the business; and (ii) helping the Company to manage the risks associated with implementing new technologies.

Numerous actions have been taken in recent years. The most important was the adoption of ITIL® best practices.  The following ITIL® processes and functions were prioritized for implementation: Incident Management, Configuration Management, Change Management, Problem Management, Capacity Management, Service Level Management, and Service Desk.  In 2007, actions were taken to establish an important functional area: the Project Management Office. The implementation of each of these functions and processes will help CEMIG ensure that it is in compliance with the controls and procedures requirements of the Sarbanes-Oxley Act.

Call Centers

We have two call centers, both in Belo Horizonte. Clients can use a toll-free number to get information on their accounts and report service problems. Both call centers are integrated with the technologies available in the CODs, allowing us to give clients up-to-date information on service issues. The call centers have modern facilities, with a staff of over 1,100, and are able to receive about 100,000 calls per day. Clients can also contact us by e-mail, by fax or via our website. As an indication of the service quality provided, our call centers have had ISO 9001 Quality Certification since 2001.

Commercial Management System

To update the technology of our Consumer Information System (SICO), which has been on a mainframe platform since the 1970s, Cemig Distribution is investing R$178 million in a new Commercial Management System (SGC), based on the CCS (Customer Care & Service), CRM (Customer Relationship Management) and BW (Business Warehouse) systems.  This new system will serve not only low-voltage clients but medium- and high-voltage clients as well.  In 2007, through the “Evolution Project”, involving more than 200 specialists from CEMIG and the Aliança Consortium (Accenture, Newcom, Indra and BearingPoint), we adopted these systems.

This process involved approximately 28,000 hours of development. A high volume of tests, including stand-alone tests, assembly, software (assembly), integration, performance comparison and user acceptance, were performed to assure the quality of the SGC system. All high and medium voltage customers of the State of Minas Gerais and the low voltage customers of Divinópolis County were transferred to the new system by January 2008.  The remaining low voltage customers were transferred in May 2008.

Maintenance and Repair Systems

The 10,194 miles of high voltage transmission lines in Cemig Distribution’s network, operating at 34.5 kV to 161 kV, are supported by 53,495 structures, mainly metal.  Cemig Generation and Transmission’s network has 3,081 miles of high voltage transmission lines supported on 11,676 structures.  The majority of the service interruptions to our distribution and transmission lines are due to lightening, fire, vandalism, wind, and corrosion.  Cemig Distribution’s and Cemig Generation and Transmission’s entire high voltage transmission line systems are inspected from the air once a year, using a helicopter equipped with a gimbal-gyro-stabilized camera, followed by simultaneous visual and thermographic (infra-red) inspection.  Land-based inspections are also carried out at intervals of between one and three years, depending on the characteristics and age of the transmission line, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

To support emergencies involving fallen towers, we have used modern modular aluminum structures. Most of our intervention on transmission lines is done using live line methods. Being the first company in Brazil to use bare hand live line techniques in the maintenance of transmission lines and substations, we have accumulated, through the last 31 years, significant experience in this area. We have trained our staff in this area and have special vehicles and other necessary tools to support live and dead line maintenance.

As a result of our partnership with Asea Brown Boveri (ABB) and Du Pont, we have developed a retrofit project for the use of vegetable insulation oil in substation transformers. In 2007, we have successfully implemented this project and installed three of these vegetable oil filled transformers in the Contagem 1, Itabiro and Pará de Minas 1 substations (two operating at 138 kV and 25 MVA and another operating between 69 kV and 15 MVA). In 2007, we have also developed a retrofit of a mobile substation used in the process of restoration of a failing transformer, or to carry out preventive maintenance in substations, that will be equipped with vegetable insulation oil.  Vegetal oil creates a revolution in insulating fluids for transformers, because it has excellent features for electrical insulation with high thermal stability and an ignition point far above mineral oils. It is not a toxic product, and provides safe loading, increased transformer lifetime, more safety in use, and reduction of the risk of fire in electrical substations. It is 97% biodegradable in 21 days and does not have components that can adversely affect the environment.

Due to the special design features, combined with the vegetable oil and insulating materials technology, CEMIG’s transformer, which was initially designed for 25 MVA, at 138 kV, now can be overloaded until 43 MVA, during four consecutive hours, without loss of lifetime. These new values correspond to power reserve of 70%, increasing the reliability of the power supply to consumers connected to the substation in which it is installed. These special features also provide higher lifetime expectancy for the transformer.

We also have crews strategically located throughout the State of Minas Gerais to provide prompt service for the needs of our transmission and distribution system, and to carry out routine maintenance and inspections at substations in accordance with technical requirements defined by our engineering staff.

Information Security Management

As part of the Corporate Information Security Project Plan for 2007, two projects to improve security needs and to address the requirements of the Sarbanes-Oxley Act were prioritized and developed:  Classification and Handling of Information and Computer Network Protection, which required a total investment of R$5.0 million.

An awareness program called “Information Security Update” was developed focusing on the classification of Information, which involved 941 employees.

Management Tools

Enterprise Resource Planning

Our current Enterprise Resource Planning (SAP R/3), or ERP, was updated in 2005 and has functions covering the following: accounting, cost and funds control, budgeting, investment management, treasury, cash flow management, quality control, project management, inventory management, maintenance, asset control, human resources management (including payroll, time management and personnel development), travel management, financial consolidation, sales management, business information warehouse, corporate finance management, real estate, sales and distribution and a workflow functionality covering the finance and supply chains. The ERP also includes data warehouse functionality, balanced scorecard and long-term cash flow monitoring.

Quality Management Systems

We have been increasing our certification program in order to ensure the functionality in our activities and greater efficiency in our results. We have received ISO 9001/2000 certification for, among others, the following aspects of our business: consumer service offices, call centers, laboratories, maintenance of remote protection system equipment, data reception, billing, and our subsidiary Efficientia, the first and only Brazilian ESCO to receive ISO 9001/2000 certification. Products and services certified include: new consumer connections; billing; collection; product sales and services; network expansion and improvement; network operation; public lighting maintenance and restoration; overhead lines and network maintenance and inspection; electric system planning; and substation and equipment maintenance and inspection.

Other processes have received NBR ISO 9001:2000 certification, including: processing, control and accounting of our payroll; planning, management and predictive engineering of the generation system; and monitoring of the safety of dams and built structures of generation, operated and maintained by us.

In 2007, the following processes were certified under the ISO 9001:2000 Quality Management System: (i) in Legal Proceedings Management: data bank management for information, contracts and legal proceedings; and (ii) in Human Resources: for union relations, and health, safety and well-being in the workplace, and the Professional Education and Training Center. Other areas that received certification include: Industrial safety, property assets and contingency systems management; and Management of real estate property – acquisition, valuation and administration.

Currently more than 67% of our employees carry out their activities in a systematized form, in processes certified in conformity with international standards.

In 2007, we maintained ISO 9001, OHSAS 18001 and Cemig EMS (Environmental Management System) certification for the Commercial Relationship and Services Management unit at Montes Claros, for the Jaguara, Volta Grande, Três Marias and Camargos hydroelectric power plants and the Igarapé thermal plant. The Nova Ponte and Itutinga plants maintained their ISO 9001, OHSAS 18001 and ISO 14001 certifications.

In 2007, the São Simão, Miranda and Rosal hydroelectric power plants obtained certification under the Integrated Management System, ISO 9001, ISO 14001 and OHSAS 18001. The Emborcação and Salto Grande hydroelectric power plants received certification under ISO 9001, OHSAS 18001and Cemig EMS (Environmental Management System) — representing a total of 83% of our installed generating capacity on December 31, 2007.

Enterprise-wide Risk Management

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

CEMIG is working to provide the major risk management objective of an open environment conducive to effective communications about risks and risk management up, down and across the enterprise, so that a truly holistic, integrated, proactive, forward-looking and process-oriented approach is taken to assess all key business risks and opportunities, not only those of a financial nature.  During 2005 and 2006, CEMIG’s Corporate Risk Management System was revised and updated for a second time in order to adapt to the regulatory changes implemented by the New Industry Model Law. We also initiated the activities of the Corporate Risk Management Committee CGRC, which will approve the final version of the Corporate Risks Management Policy and published and implemented a Corporate Risk Management Procedures Manual.

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

Property, Plant and Equipment and Intangible Assets

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment, including our investment in certain consortia that operate electricity generation projects, was R$13,835 million at December 31, 2007 (including ongoing construction projects). Generation facilities represented 44.3% of this net book value, transmission and distribution facilities represented 51.04% and other miscellaneous property and equipment, including telecommunication facilities and intangible assets, represented 4.63%. The average annual depreciation rate applied to these facilities was 2.5% for hydroelectric generation facilities, 3.0% for transmission facilities, 5.1% for distribution facilities, 14.6% for administration facilities, and 8.3% for telecommunication facilities.  Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2007. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

Item 4A.                 Unresolved Staff Comments

Not Applicable.

Item 5.           Operating and Financial Review and Prospects

You should read the information contained in this section together with our financial statements contained elsewhere in this annual report. The following discussion is based on our financial statements, which have been prepared in accordance with U.S. GAAP and presented in reais.

General

We are a state-controlled energy company engaged, through our subsidiaries, primarily in the generation, transmission and distribution of electricity in Minas Gerais. According to ANEEL, at December 31, 2007, we were the sixth largest electric power generation concessionaire in Brazil as measured by total installed capacity, and for the year ended December 31, 2007, we were the largest electric power distribution concessionaire in Brazil, as measured by GWh of transported energy. We supplied approximately 96.1% of the electricity consumed in Minas Gerais during the year ended December 31, 2007. See “Item 4. Information on the Company—Consumers and Billing.”  At December 31, 2007, we generated electricity at 52 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 6,566 MW, of which the hydroelectric plants accounted for 6,382 MW. See “Item 4. Information on the Company—Generation and Purchase of Electric Power.”  The State Government as our controlling shareholder establishes our operating and long-term strategy.

The following are our principal subsidiaries as of December 31, 2007:

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

•                                          Rosal Energia S.A. (100% interest). Rosal is engaged in the production and sale of electric energy and holds the concession to operate Rosal hydroelectric power plant.

•                                          Usina Térmica Ipatinga S.A. (100% interest). Usina Térmica Ipatinga is an SPP engaged in the production and sale of electric energy at the Ipatinga thermoelectric and steam power plant.

•                                          Empresa de Infovias S.A. (100.0% interest). In April 2006, we acquired 100% of Empresa de Infovias S.A. The principal activities of Empresa de Infovias S.A. are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment.

•                                          Efficientia S.A. (100% interest). Efficientia is engaged in rendering efficiency, optimization and energy solutions services, as well as providing operating and maintenance services, to energy supply facilities. Efficientia initiated operations in the first quarter of 2003.

•                                          Horizontes Energia S.A. (100% interest). Horizontes Energia operates in the production and sale of electricity, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric plants in the State of Santa Catarina. Horizontes Energia began operations in the first quarter of 2003.

•                                          Usina Termelétrica Barreiro S.A. (100% interest). Usina Termelétrica Barreiro is an IPP engaged in the production and sale of electric energy of the Barreiro thermoelectric power plant.

•                                          CEMIG PCH S.A. (100% interest). Cemig PCH is an independent power producer engaged in the production and sale of electric energy of the Pai Joaquim small power plant.

•                                          Cemig Capim Branco Energia S.A. (100% interest). Cemig Capim Branco Energia is engaged in the production and sale of electric energy of Amador Aguiar Power Facility.

•                                          CEMIG Trading S.A. (100% interest).  CEMIG Trading S.A. is engaged in the purchase and sale of energy.

Our consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005 include the financial results of CEMIG and all of our subsidiaries (operational and pre-operational) described above.  See Notes 2 and 9 to our consolidated financial statements. As of December 31, 2007, we had the following unconsolidated investments:

•                                          Rio Minas Energia Participações S.A. (“RME”) (25.0% interest).  RME is the controlling shareholder of the Light group, with a 52.25% interest in its total registered capital. The main holdings of the Light group are as follows: Light Energia, which is engaged in the generation of electricity, Light SESA, which is engaged in the distribution of electricity, and Light Esco Ltda., which is engaged in energy trading.

•                                          Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) (jointly controlled, 18.19% interest).  ETEP is the holder of a public service electricity transmission concession for the transmission line originating at the Tucuruí Substation and ending at the Vila do Conde Substation in the State of Pará. We acquired our interest in ETEP in August 2006.

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

•                                          Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled, 15.79% interest).  EATE is the holder of the public service electricity transmission concession for the 500-kV transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. We acquired our interest in EATE in August 2006.

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

•                                          Companhia de Gás de Minas Gerais—GASMIG (jointly controlled, 55.19% interest).  Gasmig is engaged in the acquisition, transportation and distribution of natural gas. In December 2004, CEMIG sold 40% of its interest in Gasmig and entered into a Shareholders’ Agreement with Petrobras and Gaspetro in connection with such sale.

•                                          Companhia de Transmissão Centroeste de Minas (jointly controlled, 51.00% interest).  Companhia de Transmissão Centroeste de Minas is engaged in building, implementing, operating and maintaining the 345 kV transmission line from the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta.

•                                          Companhia Transleste de Transmissão (25.0% interest). Companhia Transleste de Transmissão is responsible for building and operating the 345 kV transmission line connecting a substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant.

•                                          Companhia Transudeste de Transmissão (24.0% interest). Companhia Transudeste de Transmissão is responsible for building, implementing, operating and maintaining the 345 kV transmission line from Itutinga to Juiz de Fora.

•                                          Companhia Transirapé de Transmissão (24.5% interest). Companhia Transirapé de Transmissão is responsible for constructing, implanting, operating and maintaining the 230 kV transmission line LT Irapé — Araçuaí.

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

•                                          Hidrelétrica Cachoeirão S.A. (49% interest). The purpose of Hidrelétrica Cachoeirão S.A. is the construction and operation of a Small Hydro Plant (PCH), to be located on the Manhuaçu River, in the municipality of Pocrane, in the State of Minas Gerais. The facility is currently under construction and its start-up is scheduled for September 2008.

•                                          Focus Soluções Tecnológicas S. A. (currently known as Axxiom Soluções Tecnológicas S. A.) (49% interest). The company was created on August 27, 2007 in order to provide complete services of implementation and management systems to electricity sector companies (generation, transmission and distribution). Focus Soluções Tecnológicas S. A. is expected to begin operations by December 2008.

•                                          Guanhães Energia S.A. (jointly controlled, 49% interest). Guanhães Energia S.A.was created in October 2007 in order to construct and operate various Small Hydro Plants (PCHs), whose aggregate capacity is 44MW, in the municipalities of Dores de Guanhães, Governador Valadares, Ipatinga and Ponte de Santo Antônio. Guanhães Energia S.A. is expected to begin operations in 2009.

•                                          Madeira Energia S.A. – MESA (10% interest). Madeira Energia S.A. – MESA is a special purpose company created to implement, build, operate and maintain the Santo Antônio hydroelectric plant, in the basin of the Rio Madeira, in the Northern region of Brazil. This facility will have a generating capacity of 3,150 MW.  Madeira Energia S.A. – MESA is expected to begin operations in 2012.

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

During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to consumers, due to low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales. In December 2001, electricity concessionaires in Brazil, including us, reached an industry-wide agreement with the Federal Government that provided resolution to rationing related issues as well as certain electricity rate-related issues. This agreement, known as the General Agreement of the Electricity Sector, generally allows for increased rates to be charged to electric power consumers until the amounts lost by the power generation and distribution concessionaires as a result of the rationing are recovered. The rate increases set forth in the General Agreement of the Electricity Sector intended to reimburse rationing-related losses are expected to remain in effect from January 2002 for an average of 74 months. However, we do not expect to be able to collect the full amount of the rationing-related losses over this period.

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

Employee post-retirement benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established post-retirement health and dental care plans and pay life insurance premiums. We account for these benefits in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions.”  We have applied SFAS 132I “Employers Disclosures about Pensions and Other Post-retirement Benefits” to disclose information about pension plans and other post-retirement benefit plans and have also applied SFAS No. 158 “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans”.

The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. These assumptions are described in note 16 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries and healthcare costs. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other post-retirement obligations.

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

We have also adopted FIN 48, “Accounting for Uncertainty in Income Taxes”, that prescribes a recognition threshold and measurement attribute for the financial statement of a tax position taken or expected. FIN 48 resulted in increased relevance and comparability in financial reporting of income taxes because all tax positions accounted for in accordance with FASB Statement 109, Accounting for Income Taxes, will be evaluated for recognition, derecognition, and measurement using consistent criteria. The adoption of FIN 48 did not result in any adjustments in our financial statements.

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

SFAS 157 – Fair Value Measurements

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

SFAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No.FAS 115”, SFAS 159. This Statement permits entities to choose, at specified election dates, to measure many eligible financial instruments assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings.  SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities.  SFAS 159 is effective for the Company on January 1, 2008.  As allowed by the standard, the Company has elected not to adopt SFAS 159 for the measurement of any eligible assets and liabilities as of January 1, 2008.

SFAS 141 - Business Combinations

In December 2007, the FASB revised SFAS 141, “Business Combinations”. This statement applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This statement applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. This statement retains the guidance in Statement 141 for identifying and recognizing intangible assets separately from goodwill. The main feature of this statement are the more significant improvements it makes to how the acquisition method was applied in accordance with Statement 141. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply this statement before that date.

SFAS 160 - Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51”. This statement improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. This statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited.

SFAS 161 - Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133”. This statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

Analysis of Electricity Sales and Cost of Electricity Purchased

Electricity rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See Annex A —“The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems”.

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

	Year ended December 31,
	2007	2006	2005
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	132.99	123.62	121.42
Residential rate	517.98	488.04	463.04
Commercial rate	453.66	429.50	401.17
Rural rate	268.64	260.58	243.69
Public services rate and others	313.73	288.82	270.01

Total sales to final consumers (GWh)
Industrial consumers	24,183	23,759	23,472
Residential consumers	6,813	6,647	6,589
Commercial consumers	4,111	3,851	3,754
Rural consumers	2,200	1,938	1,941
Public services and other consumers	2,738	2,666	2,574

Average rate (R$/MWh)	254.49	236.61	223.72
Total revenues (millions of R$)	10,191	9,319	8,708
Sales to distributors:
Volume (GWh)	12,755	10,914	1,255
Average rate (R$/MWh)	86.87	63.86	90.84
Total revenues (millions of R$)(1)	1,108	697	114

Electricity Purchases from Itaipu:
Volume (GWh)	12,135	12,109	12,144
Average cost (R$/MWh)	82.40	67.88	67.93
Total cost (millions of R$)	1,000	822	825

(1)	Does not include R$26 million, R$187 million and R$123 million relating to energy transactions on the CCEE during 2007, 2006 and 2005, respectively.

Rates

Our results of operations in the past have been significantly affected by fluctuations in the levels of rates that Cemig Distribution is permitted to charge for the generation and distribution of electricity. The rate-setting process in Brazil has historically been influenced by government attempts to control inflation. With the restructuring of the electric power sector in Brazil that commenced in 1995 and under the terms of the renewal of the concession agreement that we signed with ANEEL in 1997, the process by which rates are set has changed to a significant degree. Electricity that Cemig Distribution distributes to captive consumers (those consumers that have demand lower than 3 MW and connected at voltage levels lower than 69 kV, including residential, commercial and some industrial consumers) is provided at rates that are adjusted and revised by ANEEL in accordance with the provisions of our concession contract. Cemig Distribution has entered into electricity supply contracts at freely negotiated rates with our Free Consumers (those consumers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more that have chosen to become Free Consumers) that elected not to be subject to ANEEL’s rate-setting structure. Under Law No. 10,848, distribution companies are no longer allowed to enter in new contracts for sale of electricity to Free Consumers at non-regulated prices. See “The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems” in Annex A.

ANEEL has approved extraordinary rate increases designed to compensate generation and distribution companies for losses incurred as a result of the Electricity Rationing Plan. See “—Power Rationing and Government Measures to Compensate Electric Utilities.”

On April 8, 2003,  we went through our first periodic rate revision and on April 4, 2005 ANEEL, through Resolution No. 71, reconsidered such decision.  The average rate adjustment applied to our rates on April 8, 2003 as part of our periodic rate review was 31.53%. However, according to Resolution No. 71, such rate adjustment was entitled to be 44.41%. ANEEL has indicated that the rate adjustments expected for the years from 2004 to 2007 would be adjusted in order to recover the differences between the 44.41% rate adjustment we were entitled to and the 31.53% rate adjustment that was authorized. However during the last annual readjustment, in

April of 2007, ANEEL postponed the recovery of the last portion we were in entitled to receive in 2007 to the April 2008 periodic rate revision.  From more information see “Item 8. Financial Information—Legal Proceedings—Regulatory Matters.”

The difference between the revenue under the 31.53% rate adjustment and the revenue that would have been earned based on the 44.41% rate adjustment was recorded by CEMIG as a deferred regulatory asset of R$545 million as of December 31, 2007, including monetary variation and accrued interest at a rate of 11.26%.  See Note 4 to our consolidated financial statements.

ANEEL issued Resolution No. 626 on April 7, 2008, which established the results of our second periodic rate revision. The components were as follows: (i) an 18.09% decrease in the Rate Adjustment Index (Reposicionamento Tarifário); (ii) a 1.84% decrease due to intra-annual variation of fixed costs, or CVA; (iii) a 7.25% increase due to the deferred regulatory asset; and (iv) a 5.54% increase due to other financial adjustments.  When considering these financial components, the rates decreased, on average, by 7.14%. We expect to experience such rate decreases periodically as our concession contracts are regulated under a price cap regime. Through the periodic rate revisions, our productivity gains are passed on to consumers through reductions in the rates. The 2008 periodic rate adjustment and the last two average annual rate adjustments with their respective components are presented in the table below:

	2008	2007	2006

Rate adjustment	(7.14)%	9.43%	16.19%

Components
Adjustment to Rate Index	(18.09)%	3.42%	5.31%

Deferred regulatory asset	7.25%	0.00%	5.82%

Intra-annual variation of fixed costs (CVA)	(1.84)%	0.48%	1.24%

Increases in the Programa de Formação do Patrimônio do Servidor (a fund for the benefit of public employees), or PASEP, and the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, taxes	—	3.26%	1.81%

Other financial adjustments	5.54%	0.80%	0.56%

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

On October 17, 2001, the Federal Government, through Provisional Measure No. 4, approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including us, would be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded certain surcharges. In 2002, we received approximately R$132 million as reimbursement for a portion of the expenses we incurred in connection with payment of bonuses to consumers. In addition, we are currently negotiating with ANEEL our reimbursement of approximately R$23 million relating to surcharges that were not paid by certain consumers because their surcharges are under dispute. There is no assurance that ANEEL will reimburse us, and therefore the total estimated exposure to the Company for this matter is fully reserved. In accordance with ANEEL Resolution No. 600, dated October 31, 2002, we have been reimbursed for operating costs of approximately R$28 million that relate to the adoption of the Electricity Rationing Plan and that exceed amounts received from surcharges on consumer rates. Reimbursement of these operating costs was made through rate increases in force since April 8, 2003, April 8, 2004 and April 8, 2005.

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

Impact of Our Account Receivable from the State Government

As described further in “Additional Information—Material Contracts”, we have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,540 million as of January 27, 2006, the date of transfer of the CRC credits into a Receivables Investment Fund – FIDC, and R$1,763 million as of December 31, 2007. Our liquidity and net income are affected by payments made by the State Government in connection with the CRC Account. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. The CRC Account Agreement has been amended five times, as described below.

On January 24, 2001, the First Amendment to the CRC Account Agreement replaced the monetary adjustment index of UFIR with the IGP-DI, retroactive to November 2000, since the UFIR was eliminated in October 2000.

The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002 and therefore, in October 2002, the Second and Third Amendments to the CRC Account Agreement were signed, which separated the debt into two amounts and established new payment terms. In 2003 and 2004, we offset a portion of these overdue amounts from 2001 and 2002 against payments of interest on capital that we are required to make to the State Government as our shareholder. We had recorded a provision for losses as of December 31, 2004 for the total amount of the Second Amendment, since the State Government had not made payments on this balance since January 2003 and the Second Amendment did not provide for any guarantees. The Third Amendment stipulated that the guarantee relating to the dividends payable to the State Government would remain in force even after the original term of the Third Amendment. Our long-term estimates of future net income indicated that the dividends payable to the State Government would be sufficient to recover the amounts due under the Third Amendment and, consequently, no provision for losses was recorded.

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

Under the Fourth Amendment to the CRC Account Agreement, the State is required to make 61 semi-annual payments due on June 30 and December 31 of each year. The Fourth Amendment applies retroactively to December 31, 2004, at which time there was an outstanding balance of R$2,941.6 million under the CRC Account, with the first payment date being June 30, 2005 and the final payment being due on June 30, 2035. The semi-annual payments will be adjusted for inflation by the IGP-DI inflation index. The 65% of dividends and interest on capital retained by CEMIG are to be applied in the following order: (i) the settlement of any past due installments, (ii) the settlement of the installment relating to the half-year in which dividend or interest on capital takes place, (iii) pre-payment of up to two installments and (iv) amortization of the outstanding balance due under the CRC Account.

A Fifth Amendment to the CRC Account Agreement was executed by CEMIG and the State Government on September 12, 2007.  The Fifth Amendment adjusts the outstanding balance of the CRC Agreement to R$2,839.5 million in accordance with a provision in the Fourth Amendment in which the parties recognized that there was a disagreement regarding the outstanding balance of the CRC Agreement at December 31, 2004.  Approval for the Fifth Amendment to the CRC Account Agreement was also obtained from the Cemig CRC Account Securitization Fund (Cemig—Fundo de Investimento em Direitos Creditorios Conta CRC), or FIDC, to which the CRC Account receivables were transferred in January 2006.

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

In January 2006, we created the Cemig CRC Account Securitization Fund (Cemig—Fundo de Investimento em Direitos Creditorios Conta CRC), or the FIDC. We assigned all our receivables under the CRC Account Agreement to the FIDC. The value of the CRC Account receivables transferred to the FIDC was R$1,659 million, as of January 27, 2006 and the capital structure of the FIDC is composed of R$900 million of senior quotas held by third parties and approximately R$759 million of subordinated quotas held by us.  The FIDC is fully consolidated by us and the senior quotas are recorded as long-term financing.

The Company has recorded a provision for losses on the CRC Account receivable under the Fourth Amendment of the CRC Account Agreement in the amount of R$372 million in 2007 and a reversal provision for losses of R$99 million and R$223 million in 2006 and 2005, respectively. Our estimate of future net income to calculate such provision did not take into account the new asset acquisitions foreseen in our long-term strategic plan.

For additional information regarding the FIDC, see “Additional Information—Material Contracts”.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. Although our electricity purchases from Itaipu are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. However, we have foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation.  We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2007, we used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2007, we had entered into swap agreements in the notional amount of US$69 million and, with respect to the Japanese yen, in the amount of ¥3,879 million (equivalent to US$34.7 million), in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar and Japanese yen variations to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Certificates of Deposit) rate, or CDI. See Notes 2(d), 14, 22, 24 and 25 to our consolidated financial statements.

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

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net operating revenues

Net operating revenues increased 9.1% from R$8,640 million in 2006 to R$9,430 million in 2007.

	2007	% of net operating revenues	2006	% of net operating revenues	2007 versus 2006 - %
	(in millions of R$)		(in millions of R$)
Electricity sales to final consumers	10,191	108.10	9,319	107.9	9.4

Electricity sales to the interconnected power system	1,134	12.0	884	10.2	28.3

Use of basic transmission and distribution networks	1,705	18.1	1,780	20.6	(4.2)

Other operating revenues	236	2.5	200	2.3	18.0

Tax on revenues	(3,836)	(40.7)	(3,543)	(41.0)	8.3

Total net operating revenues	9,430	100.0	8,640	100.0	9.1

Revenues from electricity sales to final consumers increased 9.4% from R$9,319 million in 2006 to R$10,191 million in 2007 due to rate adjustments of 7.1% in April 2006 (full effect in 2007) and 5.2% in April 2007, and a 3.1% increase in the volume of our electricity sales to final consumers in 2007. The TUSD charges related to the use of the local distribution network of the Free Consumers, which began to be charged separately in 2004 and recorded under the item “Use of basic transmission and distribution networks”, were R$1,173 million in 2007 compared to R$1,122 million in 2006. This increase was due to a shift in certain industrial consumers to the category of Free Consumers in 2007. Electricity sales to final customers and the TUSD revenues together increased 8.8% in 2007 compared to 2006.

Electricity sales to the interconnected power system were R$1,134 million in 2007, a 28.3 % increase compared to R$884 million in 2006. This significant increase arises primarily from the start up of the Irapé plant in the second half of 2006, a higher volume of electricity traded through contracts with electricity traders, and better prices negotiated by Cemig Generation and Transmission in 2007. We also increased our exportation of electricity to Argentina and Uruguay in 2007, providing revenue of approximately R$64 million.

Income from the use of the basic transmission network decreased R$75 million, or 4.2%, from R$1,780 million in 2006 to R$1,705 million in 2007. This decrease was primarily due to the lower TUSD revenues of Cemig Distribution, which totaled R$1,173 million in 2007 compared to R$1,261 million in 2006, resulting mainly from the charges paid by Cemig Generation and Transmission’s consumers to Cemig Distribution for the use of the distribution network. In addition, there was an increase in revenues related to use of the facilities that are part of CEMIG’s basic transmission network by electric power generators and distributors that comprise the national grid, in the amount of R$437 million in 2007 compared to R$417 million in 2006.

Other operating revenues increased 18.0%, from R$200 million in 2006 to R$236 million in 2007. The variation in our other operating revenues in 2007 is primarily due to an increase in services rendered, which was R$61 million in 2007 compared to R$31 million in 2006.

Taxes on revenues increased 8.3% to R$3,836 million in 2007, compared to R$3,543 million in 2006, as a result of the increase in our electricity sales to final consumers in 2007 as compared to 2006. Taxes on revenues consist of:  (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.65%.  See Note 19 to our consolidated financial statements.

Operating costs and expenses

Operating costs and expenses decreased 6.6 % to R$7,351 million in 2007 from R$7,867 million in 2006. This decrease was principally due to an extraordinary expense recorded in 2006 related to a regulatory liability – special obligations in the amount of R$1,057 million and also a reduction in personnel, employee post-retirement benefits expenses and the use of the basic transmission network.  The decrease was partially offset by an increase in Electricity purchased for resale, Employees profit sharing and Other expenses.

	2007	% of net operating revenues	2006	% of net operating revenues	2007 versus 2006 - %
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(2,147)	(22.8)	(1,907)	(22.1)	12.6

Use of basic transmission and distribution networks	(564)	(6.0)	(687)	(8.0)	(17.9)

Depreciation and amortization	(878)	(9.3)	(810)	(9.4)	8.4

Personnel	(884)	(9.4)	(1,046)	(12.1)	(15.5)

Regulatory charges	(967)	(10.3)	(1,031)	(11.9)	(6.2)

Regulatory liability – special liabilities	—	—	(1,057)	(12.2)	—

Third-party services	(550)	(5.8)	(475)	(5.5)	15.8

Employee post-retirement benefits	(140)	(1.5)	(245)	(2.8)	(42.9)

Materials and supplies	(148)	(1.6)	(116)	(1.3)	27.6

Provision for loss on deferred regulatory assets	(146)	(1.5)	(49)	(0.6)	198.0

Employee profit sharing	(455)	(4.8)	(210)	(2.5)	116.7

Other	(472)	(5.0)	(234)	(2.7)	101.7

Total operating costs and expenses	(7,351)	(78.0)	(7,867)	(91.1)	(6.6)

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás and competitive biddings. We are required under applicable regulations to purchase 17.3% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased 12.6% from R$1,907 million in 2006 to R$2,147 million in 2007. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”. See Note 20 to our consolidated financial statements.

Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the basic transmission network are fixed costs, which decreased 17.9% from R$687 million in 2006 to R$564 million in 2007. The amount reported in the income statement refers to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”.

Depreciation and amortization expense increased 8.4% from R$810 million in 2006 to R$878 million in 2007. This increase was primarily due to an increase in depreciable assets in service in 2007 due to the investments in the Luz para Todos program and the startup of the Irapé plant in the second half of 2006.

Personnel expense decreased 15.5% from R$1,046 million in 2006 to R$884 million in 2007. This variation is primarily due to the R$178 million expense recorded in 2006 for an upfront payment to employees in exchange for their relinquishment of future benefits for time of service, partially offset by the 4% and 5% salary increase granted to CEMIG’s employees in November of 2006 and 2007, respectively, and the 1.5% increase in the number of employees of CEMIG, Cemig Generation and Transmission and Cemig Distribution, which totaled 10,658 in December 2006 and 10,818 in December 2007.

Regulatory charges decreased 6.2% from R$1,031 million in 2006 to R$967 million in 2007, primarily due to the decrease of R$176 million in the fuel usage quota, partially offset by an increase of R$108 million in global reserves for reversion quota. The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system. The amounts reported in the income statement related to regulatory charges refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”.

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

Third-party services expense increased 15.8% from R$475 million in 2006 to R$550 million in 2007. The increase was due mainly to higher costs in 2007 related to maintenance and conservation of installations and equipment and marketing.

Employee post-retirement benefits expenses decreased 42.9% from R$245 million in 2006 to R$140 million in 2007. These expenses primarily represent interest on the actuarial liabilities net of the expected return on plan assets, as estimated by an external expert. The reduction reflects higher growth of the assets of the pension plan than the growth of the obligations to the participants. See Note 16 to our consolidated financial statements.

We recorded a provision for losses on deferred regulatory assets of R$146 million in 2007 compared to R$49 million in 2006. The provision recorded is related to the amounts that CEMIG receives from other distribution companies in connection with energy transactions on the CCEE/MAE during the Electricity Rationing Plan. These distribution companies have a limited time, as stipulated by ANEEL, to transfer the amounts owed to us. See Note 4 to our consolidated financial statements.

Employees profit sharing increased 116.7% from R$210 million in 2006 to R$455 million in 2007. This increase is a result of a higher payment amount established under the collective labor agreements entered into by CEMIG and the labor unions in November 2007.

Other expenses increased 101.7% from R$234 million in 2006 to R$472 million in 2007. The increase in other expenses was primarily due to R$118 million of provisions for legal contingencies in 2007, compared to the reversal of a  provision of R$78 million in 2006 related to labor claims and civil lawsuits. See Note 20 to our consolidated financial statements.

Operating income

As a result of the foregoing, we had operating income of R$2,079 million in 2007 compared to operating income of R$773 million in 2006.

Financial income, net

Financial income net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had net financial expense of R$48 million in 2007 compared to net financial income of R$335 million in 2006, principally due to a reduction of R$127 million on accrued interest on our account receivable from the State Government, net of provision (reversion provision) for losses recorded mentioned in Note 3 to our consolidated financial statements, and a decrease of 22.0% in monetary restatement on deferred regulatory assets net of liabilities in 2007. This decrease is mainly due to a reduction in assets related to the deferred rate adjustment in 2007 compared to 2006 as a result of the increases in the electricity energy accounts.  Additionally, there was an increase of 21.7% in the charges on loans and financings from R$529 million in 2006 to R$644 million in 2007, due mainly to the increase in our debt in 2007 compared to 2006, and also an increase of 47.4% in losses on derivative contracts to R$171 million in 2007 from R$116 million in 2006.

Non-Operating income

We had non-operating income of R$272 million in 2007 compared to non-operating income of R$91 million in 2006.

Equity in results of investments was R$223 million of income in 2007, compared to R$91 million of income in 2006. This variation was mainly due to our investments in RME, a holding which controls Light, which had income of R$158 million in 2007 compared to R$35 million in 2006.

At an auction held on July 27, 2006, we sold Empresa de Infovias S.A.’s equity interest in WAY TV Belo Horizonte S.A for R$91.4 million. The conclusion of the sale depended on the authorization by the National Telecommunications Agency, ANATEL, which  approved the transaction on October 23, 2007. Empresa de Infovias S.A.’s profit from this sale, in the amount of R$49 million, was recognized in the fourth quarter of 2007, when the approval was published in the Federal Official Gazette.

Income taxes

Income taxes were an expense of R$685 million on pre-tax income of R$2,303 million in 2007, compared to an expense of R$497 million on pre-tax income of R$1,199 million in 2006. The main difference in 2007 between income tax calculated at the statutory rate and the income tax expense recorded is the tax benefit mainly due to equity in investees.  See Note 5 to our consolidated financial statements.

Net income

As a result of the foregoing, we had a net income of R$1,618 million in 2007 compared to net income of R$702 million in 2006.

Other comprehensive income (loss)

Other comprehensive loss was R$400 million in 2007 compared to other comprehensive income of R$140 million in 2006. This variation was due to an increase in the unfunded status of post-retirement benefits in 2007, as a result of a higher increase in the projected benefit obligation compared to the increase in the plan assets.

Comprehensive income

As a result of the factors stated above, comprehensive income was R$1,218 million in 2007 compared to R$842 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net operating revenues

Net operating revenues increased 15.0% from R$7,513 million in 2005 to R$8,640 million in 2006.

	2006	% of net operating revenues	2005	% of net operating revenues	2006 versus 2005 - %
	(in millions)		(in millions)
Electricity sales to final consumers	9,319	107.9	8,708	115.9	7.0

Deferred rate adjustment	—	—	110	1.5	(100.0)

Electricity sales to the interconnected power system	884	10.2	237	3.2	273.0

Use of basic transmission and distribution networks	1,780	20.6	1,523	20.3	16.9

Other operating revenues	200	2.3	176	2.3	13.6

Tax on revenues	(3,543)	(41.0)	(3,241)	(43.2)	9.3

Total net operating revenues	8,640	100	7,513	100.0	15.0

Revenues from electricity sales to final consumers increased 7.0% from R$8,708 million in 2005 to R$9,319 million in 2006 due to rate adjustments of 20.7% in April 2005 (full effect in 2006) and 7.1% in April 2006 and a 1.4% increase in the volume of our electricity sales to final consumers in 2006. The TUSD charges related to the use of the local distribution network of the Free Consumers, which began to be charged separately in 2004 and recorded under the item “Use of basic transmission and distribution networks”, were R$1,122 million in 2006 compared to R$942 million in 2005. This increase was due to a shift in certain industrial consumers to the category of Free Consumers in 2006. Electricity sales to final customers and the TUSD revenues together increased 8.2% in 2006 compared to 2005.

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

Other operating revenues increased 13.6%, from R$176 million in 2005 to R$200 million in 2006. The variation in our other operating revenues in 2006 is primarily due to an increase in telecommunications and cable TV services revenues which was R$121 million in 2006 compared to R$92 million in 2005. Additionally, we recorded revenue relating to the regulatory extraordinary rate adjustment in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final consumers, and in accordance with EITF Issue No. 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” which establishes a 24-month limit for the recovery of revenue losses incurred during the Electricity Rationing Plan. See Note 4 to our consolidated financial statements.

Taxes on revenues increased 9.3% to R$3,543 million in 2006, compared to R$3,241 million in 2005, as a result of the increase in our electricity sales to final consumers (including TUSD revenue) in 2006 as compared to 2005. Taxes on revenues consist of:  (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.65%. Through the end of 2005, the Encargo de Capacidade Emergencial (Emergency Capacity Charge), a charge established in 2002 that was prorated among final consumers of electric energy and relates to the Comercializadora Brasileira de Energia Elétrica—CBEE, or CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages, was also assessed. Due to the high reservoir levels of Brazilian hydroelectric plants in 2006, such charge was eliminated beginning in 2006. See Notes 15 and 19 to our consolidated financial statements.

Operating costs and expenses

Operating costs and expenses increased 27.1% to R7,867 million in 2006 from R$6,189 million in 2005. This increase was principally due to increases in our electricity purchased for resale, personnel expenses and our provision for loss on deferred regulatory assets and an expense recorded in 2006 related to a regulatory liability – special obligations.

	2006		% of net operating revenues	2005		% of net operating revenues	2006 versus 2005 - %
	(in millions)			(in millions)

Electricity purchased for resale	R$	(1,907)	(22.1)	R$	(1,455)	(19.4)	31.1

Use of basic transmission and distribution networks	(687)		(8.0)	(709)		(9.4)	(3.1)

Depreciation and amortization	(810)		(9.4)	(669)		(8.9)	21.1

Personnel	(1,046)		(12.1)	(779)		(10.4)	34.3

Regulatory charges	(1,031)		(11.9)	(983)		(13.1)	4.9

Regulatory liability –special liabilities	(1,057)		(12.2)	—		—	—

Third-party services	(475)		(5.5)	(420)		(5.6)	13.1

Employee post-retirement benefits	(245)		(2.8)	(257)		(3.4)	(4.7)

Materials and supplies	(116)		(1.3)	(95)		(1.3)	22.1

Provision for loss on deferred regulatory assets	(49)		(0.6)	(183)		(2.4)	(73.2)

Employee profit sharing	(210)		(2.5)	(260)		(3.5)	(19.2)

Other	(234)		(2.7)	(379)		(5.0)	(38.3)

Total operating costs and expenses	R$	(7,867)	(91.1)	R$	(6,189)	(82.4)	27.1

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás. We are required under applicable regulations to purchase 17.0% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE, Furnas and through competitive biddings. Electricity purchased for resale increased 31.1% to R$1,907 million in 2006 from R$1,455 million in 2005. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation”. See Note 20 to our consolidated financial statements.

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

Cash and cash equivalents

Cash and cash equivalents as of December 31, 2007 were R$1,784 million compared to R$1,108 million as of December 31, 2006 and R$1,349 million as of December 31, 2005. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2007.

Cash flow from operating activities

Net cash provided by operating activities in 2007, 2006 and 2005 totaled R$2,836 million, R$2,286 million and R$1,775 million, respectively. The increase in cash provided by operating activities in 2007 compared to 2006 was due mainly to the higher net income in 2007 and higher amount of taxes paid from cash in 2006. The increase in 2006 compared to 2005 was due primarily to higher amounts received related to deferred regulatory assets and higher net income in 2006 adjusted by non-cash revenues and expenses. Significant non-cash items affecting earnings included depreciation and amortization expense as a result of our on-going capital improvements projects, recognition of deferred regulatory assets and liabilities, the effects of monetary variation and exchange rate variations and deferred income taxes Cash flow from investing activities

Net cash used in investing activities during 2007, 2006 and 2005 amounted to R$1,114 million, R$2,086 million and R$1,548 million, respectively, principally relating to the acquisition of property, plant and equipment and the modernization of existing generation, transmission and distribution facilities, as well as the acquisition of an interest in Light and various transmission companies in 2006. A gain on the sale of WAY TV was recognized in 2007 in the amount of R$49 million, and investments in affiliates amounted to R$26 million, R$568 million and R$32 million in 2007, 2006 and 2005, respectively. Capital expenditures from the acquisition of property, plant and equipment amounted to R$1,120 million, R$1,328 million and R$1,511 million in 2007, 2006 and 2005, respectively. See “Item 4. Information on the Company—Capital Expenditures” for more detail regarding how these capital expenditures were applied by us.

Cash flow from financing activities

Net cash used by financing activities during 2007 was R$1,046 million, comprised of the repayment of R$1,134 million of real and foreign currency-denominated long-term financing and the payment of R$1,334 million in dividends and interest on capital, partially offset by R$589 million and R$833 million in proceeds from long-term financings and short-term loans, respectively.

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

Our indebtedness from loans, financings and debentures as of December 31, 2007 was R$6,814 million, composed of R$5,873 million of long-term debt and R$941 million of the current portion of long-term debt. This compares with indebtedness from loans, financings and debentures as of December 31, 2006 of R$6,524 million, composed of R$5,833 million of long-term debt and R$691 million of the current portion of long-term debt. Of our long-term debt (including the current portion) at December 31, 2007, R$390 million was denominated in foreign currencies (R$300 million of which was U.S. dollar-denominated) and R$6,424 million was denominated in reais. Of our total indebtedness from loans, financings and debentures of R$6,814 million as of December 31, 2007, R$6,191 million is subject to variable interest rates. See Notes 13 and 22 to our consolidated financial statements.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios. These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil. These and other covenants could limit our ability to support our liquidity and capital requirements.

Given the current portion of our financings in the amount of R$941 million due in 2008, we need funds in the short term to pay and refinance these obligations. For this reason, we are refinancing our debt in 2008 to lengthen maturities. We plan to raise approximately R$507 million in 2008, which will be used not only to repay debt but also to finance the capital expenditure. We cannot assure you that we will successfully consummate this refinancing.

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

We currently plan to make capital expenditures aggregating approximately R$1,561 million in 2008. The principal uses of these expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity. In 2007, we funded our capital expenditures and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and meet our other liquidity requirements in 2008 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

The senior quotas of Cemig CRC Account Securitization Fund (“FIDC”) in the amount of R$900 million that were sold to third parties in January 2006 were co-obligations of ours which increased our liabilities in this same amount. For additional information regarding the FIDC, see “Additional Information – Material Contracts”.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2007, about our contractual obligations and commitments in millions of reais.

	2008	2009	2010	2011	2012	2013	2014 and beyond	Total

Long-Term debt (1)	941	874	675	776	931	1,051	1,566	6,814
Derivative financial instruments (“swaps”)	25	102	17	15	13	12	—	184
Purchase of Electricity from Itaipu (2)	1,074	787	854	887	906	386	—	4,894
Transportation of Electric Power from Itaipu (2)	71	61	63	66	68	29	—	358
Baguari hydroelectric power plant (3)	25	—	—	—	—	—	—	25
Aimorés hydroelectric power plant (3)	20	—	—	—	—	—	—	20
Guanhães hydroelectric power plant (3)	16	—	—	—	—	—	—	16
Sales Management System I	59	—	—	—	—	—	—	59
Furnas-Pimenta Transmission line	16	—	—	—	—	—	—	16
Pension Plan Debt - Forluz	89	82	83	72	69	48	620	1,063
Concession Granted (4)	1	2	2	2	6	12	305	330
Unrecognized tax benefits (5)	4	—	—	—	—	—	—	4
Purchase of Energy — Spot Market	1,086	1,349	2,009	2,337	2,626	2,927	15,536	27,870
Total	3,427	3,257	3,703	4,155	4,619	4,465	18,027	41,653

(1)

In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. These amounts do not include interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$617 million in interest payments on debt in 2008. Interest payments on debt for years following 2008 have not been estimated since they are subject to future variations in variable interest rates and foreign currency exchange rates. We do not believe projections of interest payments and payments under interest rate swap agreements would be meaningful.

(2)	Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2007.
(3)	Contractual obligations with contractors.
(4)

In obtaining the concessions for construction of some generation projects, the CEMIG Geração e Transmissão S,A, undertook to make payments to the concession-granting power, over the period of validity of the contract, as compensation for commercial operation.

(5)	CEMIG had unrecognized tax benefits of R$28 million as of December 31, 2007 that are not included in the table above, since it is not possible to estimate the timing of such cash payments.

Research and Development

We are engaged in projects that explore technological advances not only in electric power systems but in all energy-related fields such as the development of the use of alternative energy sources, environmental control and power system performance, and safety optimization.

In 2007, of the R$30 million that we allocated for use in R&D projects, we have only spent R$7 million due to delays by ANEEL in approving our R&D programs. Nevertheless, R$26 million has been transferred to the Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT, a federal research and development fund; and R$33 million has been transferred to Empresa de Pesquisa Energética, or EPE (the federal power planning company). During the years ended December 31, 2007, 2006 and 2005, we spent an aggregate of approximately R$44 million on research and development projects, and we transferred R$63 million to FNDCT during that time. We expect to spend a total of approximately R$67 million on research and development in 2008. We conduct these efforts in accordance with Federal Law 9,991, which requires Brazilian power utilities to spend at least 1% of their net revenue on research and development projects and energy efficiency programs (including transfers to FNDCT and EPE), as well as in accordance with our strategic corporate plans.

In accordance with ANEEL instructions, we recorded a liability in 2007 for future expenditures on research and development programs and energy efficiency programs in the amount of R$87 million relating to amounts that had already been included in the determination of our tariffs in 2007.

We have dedicated a substantial portion of our research and development activities to the development of the use of alternative energy sources, including wind, solar and biomass power generation. For example, our experimental Morro do Camelinho wind farm, with installed capacity of 1 MW, began operating in 1994. See “Item 4. Information on the Company—Generation and Purchase of Electric Power—Wind Farm.”  We are currently involved in alternative energy research and development through projects that involve:

•                                          development of the first Latin American 500W and 1,000W prototypes of hydrogen fuel cells (Direct Hydrogen Proton Exchange Membrane Fuel Cells) and research on development of cells fueled directly by ethanol without external transformation (Direct Ethanol Proton Exchange Membrane Fuel Cell);

•                                          use of low cost technologies for electricity generation such as Stirling motors, internal combustion engines, photovoltaic panels, micro turbines, high temperature fuel cells, biomass gasification, and bio-gas from animal biomass;

•                                          creation of an experimental laboratory for production of hydrogen as an energy source;

•                                          a joint research program with the Universidade Federal de Itajubá relating to small hydroelectric plants, thermal generation and distributed energy resources;

•                                          a joint research program with Centro Tecnológico de Minas Gerais focusing on the development of a low-cost photovoltaic cell;

•                                          a joint research program with the Universidade Federal de Viçosa relating to planted biomass for electricity generation; and

•                                          a joint research program with Centro Federal de Educação Tecnológica focusing on development of small solar thermal power plants using low-cost materials.

Our research and development projects in areas other than alternative energy sources include:

•                                          projects relating to minimization of environmental impact in several areas including fish safety, limnology, aquifers replenishment, geology-related research, riparian vegetation and environmental problems caused by turbines;

•                                          projects for monitoring and optimizing of thermal and hydroelectric plants;

•                                          meteorology projects, especially related to flood and lightning forecasts, the major causes of power outages;

•                                          projects for the optimization and improvement of the performance of transmission and distribution systems, such as development of new computer tools, equipment and materials;

•                                          projects for the development of new equipment for energy efficiency; and

•                                          projects for the optimization of supervision, control and protection systems for the transmission and distribution control centers.

We have also been instrumental in developing programs relating to the generation of electricity in remote areas and for low-income consumers, such as our Lumiar and Luz Solar programs.

In view of the importance of technology in relation to our business strategy, the annual increase in funds allocated by us to technological research and development, and the need to maximize results achieved through these initiatives, we implemented the

Strategic Technology Management Center (Centro de Gestão Estratégica de Tecnologia — CGET), an independent nonprofit entity whose partners are subsidiaries of CEMIG. In 2007, CGET executed about 60 scientific and technological agreements with universities, research centers and the equipment industry to support the implementation of our research and development projects.

Trends

The purchase of energy from the Itaipu power plant and our generation resources were sufficient to meet almost 70.8% of our own load and our sale contracts in 2007. To complement our remaining energy needs (29.2%) in 2007, we bought energy under “Bilateral Contracts”, through contracts with other participants in the CCEE, and through contracts in the Regulated Contracting Environment (ACR).   For more details about the energy purchased and sold in the ACR, see “Item 10. Additional Information—Material Contracts—Electricity Sale Contracts in the Regulated Environment (CCEARs).”

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

With respect to expansion, we believe a significant trend is the universalization of client service. Utilities are currently required to provide service to all clients according to a schedule settled by ANEEL. The legislation establishes that financing for universalization of the services will come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR. According to the Luz Para Todos Program, launched by the MME and Eletrobrás for the universalization of electric services in rural areas, 21.0% of the necessary funds will come from CDE, 17.9% from RGR, 9.8% from the State Government and the remaining 51.3% will come from CEMIG.

An important project that CEMIG invests in is the Minas PCH Program. This project aims to build hundreds of small hydroelectric power plants in the State of Minas Gerais, and will guarantee a diversified and higher energy supply for the growth of the regional economy.

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

Item 6.           Directors, Senior Management and Employees

Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração), which consists of 14 directors (currently 13 due to an unfilled vacancy as a result of the resignation of the Chairman of the Board effective May 30, 2008), with each director having a corresponding alternate, and our Board of Executive Officers (Diretoria), which consists of eight executive officers. As our majority shareholder, the State Government has the right to elect the majority of our Board of Directors and, therefore, can control the outcome of Board of Director meetings. Each holder of our common shares is entitled to vote to elect members of our Board of Directors. Pursuant to the Brazilian Corporate Law, any shareholder holding at least 5% of our outstanding common shares may request that a cumulative voting procedure be adopted that would entitle each share to a number of votes equal to the current number of members of our Board of Directors and giving each shareholder the right to either vote cumulatively for a candidate or to distribute its votes among several candidates.

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

The members of our Board of Directors are elected to serve three-year terms and may be reelected. Our full Board of Directors is elected every three years. Of the 14 members of our Board of Directors, eight are elected by the State Government, five are elected by Southern and one is elected by our preferred shareholders. The terms of the current members of our Board of Directors expire in April 2009. The names, positions and dates of initial appointment of our directors and their respective alternates are as follows:

Name	Position	Date of Initial Appointment
Vacancy (1)	Director and Chairman of the Board
Paulo Sérgio Machado Ribeiro	Alternate	April 25, 2008
Djalma Bastos de Morais	Director	January 14, 1999
Lauro Sérgio Vasconcelos David	Alternate	April 28, 2006
Francelino Pereira dos Santos	Director	February 27, 2003
Luiz Antonio Athayde Vasconcelos	Alternate	February 27, 2003
Antônio Adriano Silva	Director	January 14, 1999
Marco Antônio Rodrigues da Cunha	Alternate	February 27, 2003
João Camilo Penna	Director	April 25, 2008
Guilherme Horta Gonçalves Júnior	Alternate	February 27, 2003
Britaldo Pedrosa Soares (2)	Director	April 25, 2008

Jeffery Atwood Safford (2)	Alternate	April 25, 2008
André Araújo Filho (2)	Director	April 25, 2008
Maria Amália Delfim de Melo Coutrim(2)	Alternate	April 28, 2006
Roberto Pinto Ferreira Mameri Abdenur (2)	Director	April 25, 2008
Airton Ribeiro de Matos (2)	Alternate	April 25, 2008
Evandro Veiga Negrão de Lima (2)	Director	April 28, 2006
Andréa Leandro Silva (2)	Alternate	May 07, 2004
José Castelo Branco da Cruz (2)	Director	April 25, 2008
Sérgio Ladeira Furquim Werneck Filho (2)	Alternate	April 25, 2008
Aécio Ferreira da Cunha	Director	May 28, 2003
Eduardo Lery Vieira	Alternate	May 28, 2003
Maria Estela Kubitschek Lopes	Director	February 27, 2003
Fernando Henrique Shuffner Neto	Alternate	June 22, 2007
Alexandre Heringer Lisboa	Director	February 27, 2003
Franklin Moreira Gonçalves	Alternate	February 27, 2003
Wilton de Medeiros Daher(3)	Director	April 28, 2006
Guy Maria Villela Paschoal	Alternate	April 25, 2008

(1)

The Chairman of the Board of Directors resigned effective May 30, 2008 to pursue other opportunities. The Vice President of the Board of Directors is acting as President of the Board of Directors at the Board meetings until a new Chairman of the Board of Directors is elected.

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

João Camilo Penna — Mr. Penna earned his degree in engineering in 1948 from Minas Gerais Federal University (UFMG). He was a works engineer with CVRD from January 1949 to April 1951; Planning and Works Officer at CEMIG from May 1951 to March 1961; and Technical Director of CEMIG from March 1961 to March 1967. He was Chairman of CEMIG from March 1967 to March 1975. He served as Finance Secretary of Minas Gerais State in the governments of Aureliano Chaves and Oznam Coelho from March 1975 to March 1979, as Brazil’s Trade and Industry Minister in the Figueiredo government from March 1979 to August 1984, and was Chairman of Furnas Centrais Elétricas from May 1985 to August 1989. During these same periods he was interim Administration Secretary of Minas Gerais State, a Member of the National Monetary Council (CMN), member of the Board of

Directors of Eletrobrás, Vice-Chairman of the Brazilian Technical Standards Association, Director of the Large Dams Committee, and of the Brazilian Group for the World Energy Conference. From 1990 he was a consultant and member of boards of organizations such as Mannesmann, the Dom Cabral Foundation, Copersucar, Companhia Siderúrgica do Pará, Companhia Força e Luz Cataguazes-Leopoldina, Biobrás, Copasa, and the Minas Gerais Industries’ Federation (Fiemg). From 1984 to 1992 he was a member of the Board of Directors of Itaipu Binacional, and Chairman of the Board of the Horizontes Institute at Atech—Sivam. At Coopers and Lybrand, he was president of the Supervision Committee of the Brazilian Industry Competitiveness Study. In 2002 he was Consultant in the preparation of the study “Minas Gerais in the 21st Century”, an initiative of the Minas Gerais Development Bank (BDMG); and President of the organization “Economy and Energy — E&E”. He was a member of the President of the Republic’s Ethics Committee, from September 2000 to March 2005, and from April 2004 to April 2005 was a member of the Public Ethics Committee of the Minas Gerais State government.

Britaldo Pedrosa Soares — Mr. Soares earned his degree in Metallurgical Engineering from Minas Gerais Federal University, with postgraduate studies in Engineering Economics from the Dom Cabral Foundation, and an extension course in Management and Leadership from Darden School of Business of the University of Virginia. He began his career with Citibank/Citigroup in 1980, where he was Corporate Bank and International Corporate Finance Vice-President from 1988 to 1992. From 1992 to 1998 he was Financial Director of the pulp area of the Caemi/Jari Companies, and CEO of Jari Celulose. He was Vice-President for Finance of Enron South America, and Prisma Energy, the holding company of the electricity distributor Elektro, from February 1999 to August 2005. At Elektro he was Finance and Investor Relations Manager from February 1999 to December 2003. In September 2005 he became Vice-President for Finance and Investor Relations of the companies of the AES Group in Brazil (Eletropaulo, AES Tietê, AES Uruguaiana, AES Sul and others). Since July 2007 he has been CEO of the AES Group of companies in Brazil.

André Araújo Filho —  Mr. Filho received a law degree from Mackenzie Law Faculty in 1968, with postgraduation in Labor Law from the Getúlio Vargas Foundation. He studied in the Global Leadership course at the International Strategic Studies Center at Georgetown University, Washington DC, and has published 3 books: A Escola do Rio – Fundamentos Políticos da Nova Economia Brasileira, pubished by Editora Alfa Omega, in 1998; Mercados Soberanos – Globalização, Poder e Nação, pubished by Editora Alfa Omega, in 1999; and Moeda e Prosperidade – O Impasse do Crescimento na Política de Estabilização, pubished by Editora Top Books, in 2005. He was Treasury Director of The Brazilian Household Appliances Industry Association (Abinee) for three periods of office, from 1974 to 1983, and First Treasurer of the National Houshold Appliances Manufacturers’ Association (Sinaees) from 1974 to 1985, also for three periods of office. He was Chairman of Emplasa, Empresa de Planejamento Metropolitano da Grande São Paulo S.A., in 1994; Financial Director of Prodam – Companhia de Processamento de Dados do Município de São Paulo, in 2000; and from 1972 to 1983 was Financial Director and CEO of Búfalo Motores S.A.

Roberto Pinto Ferreira Mameri Abdenur —  Mr. Abdenur has a law degree from the PUC University of Rio de Janeiro and a degree in economics from the London School of Economics. From 1964 to 1983 he was in the Diplomatic Service, as Third, Second, and First Secretary, Counselor, Minister and Ambassador. At the Foreign Relations Ministry, he worked in the Communications and Archives Division from 1964 to 1965, the Commercial Policy Division from 1966 to 1967, as Interim Head of the Technical Analysis and Planning Sector in 1968, Official of the Minister’s Office in 1969, Assistant to the Secretary-General from 1975 to 1978, Coordinator for Economic and Trade Affairs to the Office of the Foreign Relations Minister from 1979 to 1984 and Secretary General for Foreign relations from 1993 to 1995. He has been Assistant Consul-General in London from 1969 to 1973, First Secretary in the Brazilian Embassy in Washington from 1973 to 1975; and was Brazilian Ambassador to Ecuador from 1985 to 1988, to China from 1989 to 1993, to Germany from 1995 to 2002, to Austria from 2002 to 2004, and to the USA from 2004 to 2007. Since 2007 he has acted as consultant on international political and economic subjects related to Brazil.

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

José Castelo Branco da Cruz —  Mr. Branco da Cruz earned his law degree from Rio de Janeiro State University in 1983,with postgraduation studies in Economic Law and Business Contracts from the Getúlio Vargas Foundation of São Paulo. Since 1992 he has worked on contracts, in restructuring of companies, and stockholding and capital markets issues at the Castelo Branco &

Dias law office. He was Counsel and legal manager for the Lorentzen Group from 1986 to 1992. He was also Assistant Executive Attorney to the government of the State of Maranhão from 1983 to 1986.

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

The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of Initial Appointment
Djalma Bastos de Morais	Chief Executive Officer	January 14, 1999
Djalma Bastos de Morais(1)	Executive Vice-President	May 25, 2006
José Carlos de Mattos	Chief New Business Development Officer	January 9, 2007
Fernando Henrique Schuffner Neto	Chief Energy Generation and Transmission Officer	January 9, 2007
José Maria de Macedo	Chief Energy Distribution and Commercialization Officer	February 11, 2003
Luiz Fernando Rolla	Chief Financial Officer, Investor Relations and Control of Holdings Officer	January 9, 2007
Marco Antonio Rodrigues da Cunha	Chief Corporate Management Officer	January 9, 2007
Bernardo Afonso Salomão de Alvarenga	Chief Trading Officer	April 27, 2007

(1)                                 Temporarily, in addition to serving as Chief Executive Officer.

Set forth below is brief biographical information for each member of the Board of Executive Officers.

Djalma Bastos de Morais — For biographical information regarding Mr. Morais, see “— Board of Directors.”

José Carlos de Mattos — Mr. Mattos received a degree in literature from Uni-BH (Belo Horizonte Central University) in 1972. He is currently the Chief Executive Officer of Gasmig. From 2004 to 2007 he was Director-President of Previminas, the Minas Gerais Social Security Foundation. In 2003 and 2004 he was the financial director of Codemig, the Minas Gerais Development Company. From 1983 to 1992 he was Regional Superintendent of the Federal Savings Bank (Caixa Econômica Federal) in the states of São Paulo, Rio de Janeiro and Minas Gerais, and was also Financial Director of the Federal Savings Bank from 1992 to 1994. From 1992 to 1994 he was also the Director of BIAPE – the Inter-American Savings and Loan Bank. From 1995 to 1996, he was Vice-President of Bemge – the State Bank of Minas Gerais. He was appointed Chief Planning, Projects and Construction Officer of CEMIG in January 2007.

Fernando Henrique Schuffner Neto — Mr. Schuffner has a degree in electrical engineering from PUC University of Minas Gerais (1982), a master’s degree from Unicamp (1984), and an MBA from Ibmec in 2000. After working in university research he joined CEMIG in 1985, working as a regional manager and administrator before becoming Superintendent for Coordination of Planning and Management, successively, for Distribution, Distribution Expansion, and Distribution Market Expansion. He then became CEMIG’s Executive Coordination Superintendent of the Light for All Program. He has lectured at universities, and published many scientific articles over the period from 1983 to 2005, from work on topologies of commutating circuits (1983) to joint authorship of Fuzzy Preference Relations and Multiobjective Decision Making — presented to the Fourth IEEE International Workshop on Soft Computing as Transdisciplinary Science and Technology, in Muroran, Japan, May 2005. His work presented to international congresses includes three works on control of induction motors. Courses he has taken include the Amana Key APG management course in Sao Paulo in 2004. He was appointed Chief Energy Generation and Transmission Officer of CEMIG in January 2007.

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

Marco Antonio Rodrigues da Cunha — Mr. Rodrigues da Cunha obtained a degree in civil engineering from Minas Gerais Federal University in 1978, with later specialization in structures and transportation, and in engineering valuation, accounting, and economics. He has subsequently gained numerous qualifications in quality management, finance, accounting and related subjects. Among university lecturing activities, has given a course in Creation of Companies and Business, at Una University, since 2001. He joined BDMG (the Minas Gerais State Development Bank) in 1978, working in assessment of public projects, including major infrastructure development projects. He served as President of the Employees’ Association from 1998 to 1990, and Manager of the Financial Division from 1988 to 1991. From 1988 to 1990 he was also President of the National Association of Official Banks’ Representative Associations. From 1991 to 1995 he was chairman of Minas Gerais Silos and Warehouses Company, the public-sector company coordinating the state’s farming infrastructure facilities, and from 1995 to 1999 was Chairman of INDI – the Minas Gerais Development Institute — which provides support for numerous important industrial development projects in the state of Minas Gerais. During this time he negotiated international missions to Spain, France, Belgium, Holland, Canada, Argentina, Korea, Japan, and the USA to promote cooperation with Minas Gerais industry. He returned to the BDMG in 1999 to handle development planning, coordinating the state’s economic and social development budgeting, and other important strategic studies. He was appointed Chief Corporate Management Officer of CEMIG in January 2007.

Bernardo Afonso Salomão de Alvarenga — Mr. Alvarenga earned a degree in electrical engineering from Minas Gerais Federal University in 1978, and an MBA from the Getúlio Vargas Foundation in 2001.  He joined CEMIG in 1980, and worked in operational and pre-operational sales, sales to transmission consumers, and large client operational sales, before becoming our Sales Superintendent for Large Clients from 1998 to 2001, and for corporate clients from 2001 to 2005. From March 2006 to April 2007, he was our Superintendent for Wholesale Electricity Purchases and Sales, and in April 2007 he was appointed our Chief Commercial Officer.  Mr. Alvarenga has been involved in several strategic projects at CEMIG, including the pioneering system for differentiated tariffs based on the season and time of day, from 1980 to 1982.  His renegotiations in 1998 with industrial clients in default resulted in defaults being brought to near-zero, improving CEMIG’s financial position and resulting in the acquisition of several small hydroelectric plants and one thermal plant.

Compensation of Directors and Executive Officers

For the year ended December 31, 2007, the aggregate amount of compensation, including pension and other retirement benefits, that we paid to all directors and executive officers was approximately R$4.5 million.

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

The current members of the Fiscal Council and their alternates, all of whose terms expire in April 2009, are as follows:

Name	Position	Date of Initial Appointment
Luiz Guaritá Neto	Member	February 27, 2003
Aristóteles Luiz Menezes Vasconcellos Drummond	Member	April 27, 1999
Luiz Otávio Nunes West(1)	Member	April 27, 1999
Thales de Souza Ramos Filho	Member	February 27, 2003
Celene Carvalho de Jesus (2)	Member	April 26, 2007
Ari Barcelos da Silva	Alternate	April 29, 2005
Marcus Eolo de Lamounier Bicalho	Alternate	February 27, 2003
Leonardo Guimarães Pinto (1)	Alternate	April 26, 2007
Aliomar Silva Lima	Alternate	February 27, 2003
Benedito José Ferreira (2)	Alternate	April 25, 2008

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

Employees

As of December 31, 2007, we had 10,818 employees, of which 236 were at management level. During the year ended on that date, we had an average of 225 temporary employees. As of December 31, 2006 we had 10,658 employees, of which 180 were at the management level. During the year ended on that date we had an average of 111 temporary employees. As of December 31, 2005, we had 10,271 employees, of which 176 were at the management level. During the year ended on that date we had an average of 168 temporary employees.  This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2007	December 31, 2006	December 31, 2005
Managers	236	180	176
Professional staff	1,427	1,451	1,191
Operational technical staff and office employees	9,155	9,027	8,904
Total	10,818	10,658	10,271

In 2007, 259 employees were hired and 99 employees left the Company.

Unions

Once a year we hold collective negotiation meetings with the unions that represent our employees. The resulting contract remains in effect for the subsequent 12-month period beginning on November 1. About 12 years ago CEMIG ceased to follow the previous market practice in Brazil of automatically adjusting salaries based on inflation.

In November 2006, we concluded the annual collective wage agreement for the period from November 1, 2006 to October 31, 2007 after negotiation all the terms and conditions with the Unions that represent all of our employees. The collective agreement established an extraordinary distribution of amounts under the profit sharing program totaling 2.8 times the monthly base of salary of each employee and a salary increase of 3.98%.

In December 2007, we completed the annual collective wage agreement for the period from November 1, 2007 to October 31 2008, after wide-ranging discussion of all the terms and conditions with the union entities that represent our employees. The resulting collective agreement established an increase of 5.0% for all salaries, effective November 1, 2007. It also established an extraordinary distribution of amounts under the profit sharing program totaling 6.4 times the value of the monthly remuneration of each employee, plus an individual amount of R$1,000, which was paid in December 2007.

In the collective agreement for 2007 and 2008, it was established that the employees hired after November 1, 2007 will not be entitled to the special bonus called “Maria Rosa”, applied on the salary base by the rate of 16.67%.

In the first half of 2007, we signed two collective agreements dealing exclusively with subjects related to union organization, one allowing access to our facilities, and the other allowing sector meetings to be held on our premises.

We have not experienced any material labor unrest in the last six years. In 2007, four work stoppages did occur during the collective agreement negotiations for 2007/2008: for eight hours on October 24, 2007; for eight hours on October 31, 2007; for eight hours on November 1, 2007; and for eight hours on November 28, 2007. Few employees participated in the work stoppages, and these stoppages did not have any negative effects on us.  We cannot predict what effect, if any, future litigation under the labor laws may have on our operating results or our financial condition.

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

Under a program referred to as the Anuênio, CEMIG provides its employees hired on or before October 31, 2005 with an annual 1% increase in monthly base salary for each year of employment with CEMIG, up to a limit of 35 years.  Based on an agreement with our labor unions, on April 27, 2006, CEMIG offered each of its employees hired on or before October 31, 2005 an up-front payment in exchange for the relinquishment by the employee of its rights to the Anuênio.  Under the terms of this offer, CEMIG pays the employee an amount equal to: (i) an estimate of the future amounts to be paid to the employee under the Anuênio, but based on the number of years remaining for the employee to complete its contributions to the National Social Security Institute, or INSS, rather than the remaining years to reach up to the limit of 35 years under the Anuênio, (ii) multiplied by a 12% discount rate and (iii) reduced by the application of a variable reduction factor stipulated by the Company for each individual employee.  The total amount paid to our employees as a result of this offer was approximately R$178 million.

Over the last 3 years, we have been negotiating changes in our remuneration policies with our labor unions, aiming to integrate the processes of management of human resources to our business strategy as follows:

•             The 2005/2006 collective labor agreement instituted the plan for an indemnity to replace future rights relating to the Anuênio, which 87% of our employees accepted; and established that employees hired on or after November 1, 2005 will no longer be entitled to the Anuênio.

•             In 2007, the collective labor agreement with our labor unions established that employees hired on or after November 1, 2007 will not be entitled to the 16.67% special bonus previously applied to their base salary.

Profit Sharing Plan

In 1995, we established a profit-sharing program for the employees in accordance with the applicable Brazilian labor legislation. Under this program, we may not contribute an amount to the employee profit sharing plan that is in excess of 25% of the total dividends proposed for that year. In 2007, the payment of employees’ profit shares, including mandatory charges and payments based on payroll, totaled R$455 million. In 2006, payment of employees’ profit shares, including the mandatory charges and payments based on payroll, totaled R$210.0 million.

Benefits

As of January 1, 2003, we implemented changes to our existing employee health care plans. The changes are a result of an agreement we entered into with our employees’ labor unions, most of which are represented by Sindieletro. The changes modified the contributions that we, our employees and our retirees are responsible for and the types of benefits covered by each plan. As of December 31, 2007, a total of R$150.9 million was paid in benefits to employees, consisting of pension plan contributions and assistance benefits.

Voluntary Employee Termination Program

In December 2003, in order to effectively manage our employment relations while following our strategic guidelines for growth and the addition of value, we implemented a voluntary employee termination program.

In 2004, a total of 1,101 employees accepted the terms of our voluntary termination program. Of these, 656 left the company in 2004, and another 318 completed the procedures and left in 2005. Of the 127 remaining employees, four retired in 2006 and four retired in 2007, five lost the right to take part in the program due to medical leave, and 114 were withdrawn from the program in accordance with the terms of the contract signed between the company and each employee due to the fact that the INSS did not accept their early retirement.

Voluntary Dismissal Program

In March 2008, CEMIG implemented a Voluntary Retirement Program, which sets the rules and conditions applicable to free and voluntary rescissions of employment contracts by employees, and also criteria applicable to specific situations of employees who meet certain requirements for retirement. Employees who opt for the Voluntary Retirement Program receive a payment equal to three times their monthly salary and leave the company a maximum of 90 days after opting for the program.

Program for Sharing in Profit, Results, and Productivity

CEMIG authorized a distribution equal to 3% of its consolidated operational results for the year ended December 31, 2007 under its Program for Sharing in Profit, Results, and Productivity, which was paid in May 2008.

Health and Safety

With the establishment of our Health and Safety Management System in 2006, our standards for classifying work accidents became more rigorous.  This has resulted in a higher number of accidents being recorded, but generally of a less serious nature than accidents in previous years.  The increase in safety reflects the increased safety measures taken by the Company, and also better management by contractors.  In 2007, the number of our work accidents, including of those related to employees of our contractors, was 26.76% lower than in 2006.

We took several actions in 2007 to ensure the safety, health and wellbeing of our own employees and those of contracted entities. These included: creation of the intranet Portal for Specialized Safety Engineering and Work-related Medicine Services (SESMT) to disseminate information and orientations for prevention of accidents; and the “Safety Moment”, in which all employees are invited, on the first Monday of each month, to reflect on Safety, Health and Wellbeing for at least one hour, generating reports with suggestions for continuous improvement in the work environment.

Share Ownership

Each of our directors and executive officers beneficially owns less than 1% of our preferred shares and less than 1% of our common shares.

Item 7.           Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2007, the State Government owned, directly or indirectly, 108,377,571 common shares, or 50.97% of our outstanding voting stock, and 5,329,764 preferred shares, or approximately 1.95% of those outstanding. As of the same date, Southern, our second largest shareholder, owned 70,088,868 common shares, or approximately 32.96% of those outstanding. Southern is a joint venture formed in 1994. We believe that a principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company. We believe that the other significant member of Southern is, as of December 31, 2007, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses. We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participações S.A. Our principal shareholders do not have different voting rights with respect to the shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2007.

Shareholder	Common Shares (2)	% of Class	Preferred Shares (3)	% of Class
State Government (1)	108,377,571	50.97%	5,329,764	1.95%
Southern	70,088,868	32.96%	—	—
All directors and executive officers as a group	6,686	—	1,548	—
Other	34,149,378	16.06%	268,300,256	97.98%
Total of outstanding shares	212,622,503	100%	273,631,568	99.92%
Treasury shares		—	207,385	0.08%
Total of authorized and issued shares	212,622,503	100%	273,838,953	100%

(1)	The shares in this line item attributed to the State Government include shares held by MGI, other State Government agencies and state controlled companies.
(2)

On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our common shares. On June 11, 2007, we effected a reverse stock split of our common shares in the form of a consolidation whereby every 500 common shares, par value R$0.01, was consolidated into one common share with a par value of R$5.00. In addition, On May 2, 2008, a 2.02% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 8, 2008, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS.

(3)

On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our preferred shares. On June 11, 2007, we effected a reverse stock split of our preferred shares in the form of a consolidation whereby every 500 preferred shares, par value R$0.01, was consolidated into one preferred share with a par value of R$5.00. In addition, on May 2, 2008, a 2.02% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 8, 2008, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS.

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

As of December 31, 2007, we had 33 common shareholders of record in the United States, holding a total of 6,287,364 common shares. We also had 209 preferred shareholders of record in the United States, holding a total of 134,697,929 preferred shares. These numbers do not include the 79,684,904 preferred shares and 14,300 common shares converted into ADRs.

We are not aware of any significant changes in the percentage ownership of any shareholders that held 5% or more of our outstanding voting shares during the past three years.

Based on publicly available filings with the SEC, we are aware of the following changes in ownership of our outstanding preferred shares. On March 8, 2005, Capital Group International, Inc., or CGII, a foreign investment management company, acquired, on behalf of its clients, Preferred ADRs that increased its holdings of preferred shares of CEMIG to 4,598,610,000, corresponding to 5.03% of CEMIG’s preferred shares. On February 8, 2008, Capital Research and Management Company owned 13,644,250 preferred shares of CEMIG, corresponding to 4.98% of our preferred shares and, as a result of buying transactions on February 8, 2008, now owns a total of 13,990,050 preferred shares of CEMIG, corresponding to 5.11% of our preferred shares. On April 12, 2005, the aggregate proprietary position of the UBS Group in preferred shares of CEMIG increased to 6,098,366,579 preferred shares, representing 6.68% of the Company’s total preferred shares. On September 21, 2005 the position of Morgan Stanley Uruguay Ltda., a foreign investor under Resolution 2,689/00 of the Brazilian National Monetary Council, increased to 5.03% of CEMIG’s total preferred shares. This position included both 2,603,500,952  nominal preferred shares and 1,983,984 Preferred ADRs (corresponding to 1,983,984,000  nominal preferred shares).  We are not aware of any changes in ownership of our outstanding preferred shares by majority shareholders in 2006 or 2007.

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

For a more detailed discussion of these and other related party transactions, see Notes 3, 7, 8, 13, 14, 16, 19 and 22 to our consolidated financial statements.

Item 8.    Financial Information

Consolidated Financial Statements and Other Financial Information

Please refer to our financial statements that appear beginning on page F-1 of this document as well as “Item 3. Key Information—Selected Consolidated Financial Data.”

Legal Proceedings

We are affected by an ongoing dispute between our shareholders. We are also defending several judicial proceedings involving rate increases, taxes and contributions, labor and pension fund obligations and civil liabilities, as well as several administrative proceedings regarding tax obligations, environmental penalties and other charges imposed by governmental agencies, including ANEEL. We recognize contingencies only when a loss is probable and estimable. The most relevant proceedings in which we are involved are summarized below. See also Notes 17 and 26 to our consolidated financial statements.

Shareholders’ Agreement

In connection with the sale in 1997 of approximately 33% of our shares to Southern as described in “Item 7. Major Shareholders and Related Party Transactions—Principal Shareholders,” Southern and the State Government entered into a shareholders’ agreement that contained special quorum and veto provisions granting Southern expanded control over certain decisions. In 1999, after a new State Government administration took office, the State Government filed a lawsuit seeking to nullify the shareholders’ agreement on the grounds that these special provisions constituted an unlawful transfer of control from us to Southern under principles of Brazilian constitutional law and the constitutional law of the State of Minas Gerais, and claiming in particular that the State Government may only cede control of us pursuant to specific state legislation providing for the same.

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

Rate Increases

We are the defendant in several lawsuits brought by industrial consumers alleging that increases in electricity rates during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan, were illegal. Some of the plaintiffs further allege that all our rates after the Cruzado Plan period were illegal in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases. Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of our consumers. All of the cases that have been decided at the trial court level have been appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which ruled, in most of the cases, that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. We are actively contesting all of the aforementioned rate increase claims. In the aggregate, these rate increase claims brought against us amounted to R$202 million as of December 31, 2007, out of which R$72 million was provisioned.

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

Taxes and Other Contributions

We are party to a number of proceedings and claims involving the Federal Government as well as other proceedings and claims arising in the ordinary course of business. These proceedings and claims include judicial disputes regarding the payment of taxes and contributions, including three disputes regarding the possibility of off-setting the amounts paid as social contribution tax against the tax basis of the corporate income tax, for which we have accrued a total liability of approximately R$47 million as of December 31, 2007.

We also are involved in disputes regarding the Imposto Sobre Serviços de Qualquer Natureza – ISSQN (services tax) involving R$38 million, the Imposto de Transmissão Causa Mortis e Doação — ITCMD (inheritance and donation tax) involving R$131 million, the Imposto Predial Territorial Urbano — IPTU (real state tax) involving R$8 million, PIS/PASEP involving R$12 million and the Contribuição para o Financiamento da Seguridade Social – COFINS involving R$373 million. We have not recorded any reserve for these disputes since we do not believe that the likelihood of loss on any of these claims is probable. In relation to COFINS disputes, our defense is based primarily on the fact that we timely joined a tax amnesty program that granted taxpayers relief from any outstanding interest and penalties provided that the outstanding principal amount of tax debt was paid.

Furthermore, we are also party in two proceedings discussing the CPMF (banking tax) in the total amount of approximately R$18 million. In relation to one of such proceedings, which involves approximately R$6.6 million, the likelihood of loss is deemed as probable, due to an unfavorable decision already issued against us. However, we deposited part of the disputed amount, in the amount of R$4.6 million. The likelihood of loss in relation to the other proceeding is “possible”.

In addition, we are party to two Fundo de Investimento Social (“Finsocial”) contribution disputes. We received an unfavorable decision in connection with a claim initiated in 1990 related to Finsocial contributions, and incurred a loss equivalent to R$110 million, which had been deposited. We filed a motion for a new trial seeking to nullify that decision and recover the amount involved. We have also filed a writ of mandamus contesting the Imposto sobre Circulação de Mercadorias — ICMS (value-added tax) assessed on that deposit, for which we have accrued a reserve of R$21.1 million, the full amount involved.

We have also contested a number of administrative proceedings brought by federal tax authorities with respect to an income tax off-set. Such off-set derived from an adjustment made in 2001 to our consolidated financial statements, which were prepared in accordance with general accounting practices adopted in Brazil for the years ended December 31, 1997, 1998 and 1999. The adjustment related to new accounting rules for pension fund obligations, as established by CVM Instruction No. 371 of December 13, 2000. We received a favorable decision relative to the years 1997 and 1998; with respect to the year 1999, for which we received an unfavorable decision, we filed a writ of mandamus. We estimate the amount involved in these claims to be approximately R$26 million. No reserve has been recorded as a result of this claim, since the Company believes that the procedures which generated the tax credits were carried out in accordance with the legal dispositions regulating the matter. An adverse outcome in this mater has been deemed remote.

Several municipalities of the State of Minas Gerais have assessed us for the payment of the tax referred to as Taxa de Ocupação do Solo (“Land Occupation Tax”). There are several administrative proceedings and lawsuits related to this matter, in the total amount of approximately R$8.7 million, for which we have not accrued any reserves. The Company assesses the likelihood of an adverse outcome in this matter as “remote”.

The State of Minas Gerais assessed us, as co-defendant, in relation to the transference of ICMS credits between CEMIG and Rima Industrial Ltda., in the total amount of approximately R$62 million. After the administrative discussion, such assessment was maintained by the Highest Administrative Court. However, the State of Minas Gerais filed a tax foreclosure only against Rima Industrial Ltda.  For this reason, we have filed an Ordinary Action aiming at the elimination of the ICMS debit derived from the tax assessment, under the argument that the amounts supposedly due are already being charged from Rima Industrial Ltda. A preliminary injunction was granted suspending the enforceability of the ICMS debit until a final decision on the tax foreclosure filed against Rima Industrial Ltda. is issued.  We have not accrued any reserves in relation to this proceeding since we assess our chance of loss in this dispute as “remote”.

There are also a number of administrative proceedings filed by the State of Minas Gerais against CEMIG as co-defendant related to the ICMS, in the total amount of approximately R$33 million. Such proceedings are related to the taxation of some commercial operations (“Transações Bilaterais”) carried out during the rationing period. The Company assesses the likelihood of an adverse outcome in this matter as “probable”.

We have also contested many tax assessments issued by federal tax authorities regarding the alleged absence of payment of the rural real estate tax (Imposto Territorial Rural — ITR), in the total amount of approximately R$900 million. We have not accrued reserves in connection with these administrative proceedings since we believe that the likelihood of an adverse outcome in this matter is remote, considering that in several other cases the judgments, in the highest administrative level, were favorable to the Company.

Since 2002, we have been receiving a subsidy from Eletrobrás to reimburse us for losses incurred as a result of the discount we were required to provide to low-income consumers, under the provisions of Federal Law 10604/02. In 2005, the State of Minas Gerais issued Decree 43999/05 determining the imposition of ICMS on this subsidy. We believe that the subsidy is not taxable and therefore we are not collecting the ICMS on the subsidy. However, the State of Minas Gerais filed a court action against us on this matter. We estimate the contingency to be approximately R$102 million. No provision has been recorded with respect to this dispute, since the Company assesses the likelihood of an adverse outcome in this matter as “remote”.

In 2006, we made an advance payment to certain of our employees in exchange for their rights to future payments, referred to as the “Anuênio”.  We did not pay income tax or social security contributions on those payments, since it is our opinion that these taxes and contributions are not imposed on such payments. As a result, we received assessment notices from the Federal Revenue Service and from the INSS (National Social Security Institute).  In order to avoid the risk of the imposition of penalties, we filed a writ of mandamus, receiving an adverse judgment at the first instance. An appeal was filed in February, 2007 and we are still waiting for a second-instance decision. We estimate the amount involved in these claims to be R$141 million. No provision has been made for this case, since we have made a deposit for the full amount involved.  The Company assesses the likelihood of an adverse outcome in this matter as “possible”.

We were assessed by the INSS in 2006 due to the non-payment of the social security contribution on the amounts paid to our employees as profit sharing in the period between 2000 and 2004. In 2007, we filed a writ of mandamus to obtain a judicial decision declaring that such payments were not subject to the imposition of social security contributions. The total amount involved is approximately R$101.2 million. Notwithstanding the judicial proceeding, we are also contesting the assessment at the administrative level. No provision has been recorded since the Company believes that the likelihood of an adverse outcome in these discussions is “possible”.

Also in 2006, the Federal Revenue Service brought a tax assessment against Cesiba and CEMIG (as co-defendant) alleging the non-payment of PIS and COFINS tax on foreign exchange variations related to a credit facility agreement. We submitted an administrative defense requesting the cancellation of such assessment notice and are still waiting for a decision. The total amount involved is R$24 million. No provision has been made since the Company assesses the likelihood of an adverse outcome as “remote”.

In 2007, we filed a writ of mandamus, with a request for a preliminary injunction, in order to suspend the withholding income tax due on the payment of Interest on Equity. The Company’s right was recognized on an interim basis. The amount involved is R$25.4 million, and no provision has been made since the possibility of loss is assessed as “remote”.

In legal cases relating to the Single Tax on Electricity (IUEE), CEMIG, jointly with the Federal Government, is being ordered by the Court to pay the tax due to the municipalities in cash, and not in common or preferred shares. However, the municipalities will have to return the shares received as payment to this point, including the dividends and bonuses. For this reason, the expectation is that CEMIG, at the execution stage of such proceedings, will have amounts receivable, not payable, in view of the increase in the value of the Company’s shares. The amount involved corresponds to approximately R$13.4 million, and the possibility of loss is assessed as “possible”. This amount, however, is only an estimate, since it can only be ascertained at the execution stage.

Finally, in 2007, Gasmig, a subsidiary of CEMIG in which it holds a 55% interest, was assessed by the Federal Revenue Service for the payment of PIS and COFINS contributions imposed on the sale of natural gas for the production of electricity under the program “termoeletricidade PPT”. The tax authorities alleged that CEMIG misunderstood Law N. 10.312/01, which provided for a 0% tax rate on those transactions but was subject to further regulations by the Ministry of Finance and Ministry of Mines and Energy. The amount involved in such claim is approximately R$46 million. We estimate the chance of loss in relation to this proceeding as “probable”. However, an eventual loss in this proceeding will not directly impact CEMIG’s results, as it will only affect the results of Gasmig and, consequently, the capacity of dividend distributions.

Labor Obligations

CEMIG is a defendant in several claims filed by our employees and third parties (outsourced workers). These claims generally relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, readjustment of retirement pension payments by Forluz and salary adjustments. In the fourth quarter of 2006 we reviewed the labor-law cases and the expectation of loss with respect to these cases, and changed the criterion for provisioning from a percentage of the total amount of the cases to an individual analysis of the cases, which resulted in a reduction of the amounts provisioned.

Under Brazilian labor laws, claimants must file a labor claim for unpaid services within two years of the termination of their employment agreement (limited to rights which arose no more than five years prior to termination). As of December 31, 2007, the amount in dispute involved in the aforementioned claims was approximately R$188.6 million, and we had provisioned R$78 million for the payment of these labor contingencies.

There are some administrative labor-law proceedings which, in general, relate to the Workers’ Retirement Fund (FGTS), compensatory indemnities relating to past government economic plans, and other matters. The value involved in the cases is R$4.4 million, and the chance of loss is assessed as “probable”.

In June 2007, a judgment was rendered against CEMIG in a civil public action brought by the Labor Public Attorneys’ Office at the beginning of 2003, aiming to prevent the Company from increasingly using outsourcing for its end-activities. In the judgment, which is being contested in the higher levels of the courts, a period of nine months from the judgment was given for CEMIG to abstain from contracting employees through outsourced companies.  In March 2008, the Higher Labor Appeal Court (TST) granted a preliminary injunction suspending the effects of the prior decision and its consequences until such court reaches the final decision, based on the fact that this replacement of the outsourced workforce may jeopardize our employees’ safety and training, as well as the guarantee of a regular supply of energy.  The amount involved in the case is R$33.5 million, with the contingency for loss being assessed as “probable”.  This amount takes into consideration the fact that, if CEMIG is not successful in the Higher Labor Appeal Court (TST), the effects of the decision may be retroactive to March 1, 2008.

Claims in the Ordinary Course of Business

We are a party to several civil claims brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of our business and damages suffered as a result of the interruption of the supply of energy to them. We are also a party to claims under contractual and other commercial obligations. As of December 31, 2007, we had accrued a liability of R$143.3 million with respect to these claims.

Legal Proceedings Related to Environmental Matters

We are party to a number of proceedings and claims involving environmental matters. These proceedings and claims include court and administrative disputes regarding certain environmental matters, including fauna and flora issues, disposal of waste, protected areas and environmental licenses. These claims totaled an estimated R$736.5 million on December 31, 2007. We have not accrued any liability related to the following claims, except in one case of fish deaths described below, since we do not believe the likelihood of a loss on any of these claims is probable.

We are defendant in a public civil action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio against us, Southern Electric and FEAM, which involves a claim for a R$691.1 million as of March 31, 2008 in damages due to alleged environmental damage caused by the Nova Ponte Hydroelectric Plant. The likelihood of loss under this lawsuit is evaluated as possible.

We are also a defendant in two class actions which involve claims for the suspension or cancellation of the environmental licenses of the Capim Branco I and II power plants, now named the Amador Aguiar I and II plants. As of December 31, 2007 the amount involved in each one of these actions was R$292 million. In the event the defendants lose one or both of the actions, the burden of payment will be shared among the seven defendants in these class actions. CEMIG is also a defendant, together with seven other defendants, in a public civil action brought by the Federal Public Attorneys’ Office and the Public Attorneys’ Office for Minas Gerais State involving the Amador Aguiar I and II plants, claiming environmental damages plus R$23 million (at December 31, 2007) for pain and suffering and property damages, or, alternatively, an order against the defendants for the loss of environmental and mineral resources, and the implementation of environmental programs. The licenses of the Amador Aguiar I and II plants have not been suspended or cancelled by reason of any of these actions. In the event of loss in this action, the amount to be paid will be shared among all the defendants in that case.  Also, following a court decision, these three lawsuits are now under the jurisdiction of same federal court and will be decided together.

We are also a co-defendant, along with CVRD, in a public civil action lawsuit brought by the Federal Public Attorneys’ Office, concerning the Aimorés hydroelectric power plant. The plaintiffs allege that we did not obtain proper licensing for this project, and seek to recover damages and annul the environmental licenses relating to this plant and those of the related concessions. We have not accrued any liability related to this claim. We have also contested a lawsuit related to this power plant brought by the municipality of Resplendor that alleges that the project authorizations have not been duly approved and seeks to stop construction of the power plant.

The Federal Public Attorneys’ Office filed a suit against CEMIG alleging irregularities in the installation of the Irapé hydroelectric power plant, which allegedly would result in material adverse impacts on the environment and the local population. The action was settled after CEMIG signed an undertaking called Conduct Adjustment Agreement (Termo de Ajustamento de Conduta, or “TAC”), and committed to implement social and environmental measures. Recently, the Federal Public Attorneys’ Office filed another action alleging non-compliance with the obligations assumed and claiming foreclosure on the guarantee that CEMIG had given. FEAM has concluded that CEMIG has been regularly performing its obligations under the TAC and this was ratified by the local courts, resulting in the end of the lawsuit. The Federal Public Attorney’s Office appealed against such decision, and CEMIG counter-appealed, to the federal court of appeals. The estimated value of the case is R$6.5 million.

CEMIG also received an infringement notice from the Environmental Agency of the State of Goiás, claiming that CEMIG operated the São Simão plant without the appropriate Operational License. An administrative appeal was presented against the infringement notice. CEMIG’s defense alleged that the Goiás State Environment and Natural Resources Office did not have standing to sue our company in this case. The preliminary argument was accepted and the case was submitted to the Brazilian Environmental Authority, IBAMA, in 2001. That agency has not yet made any decision on the case. The project was licensed by IBAMA in 2006.  The estimated value of the fine is R$4.4 million.

There is also a Civil Public Action brought by the organization S.O.S. São Francisco against CEMIG (and others), alleging pollution of the waters of the São Francisco River supposedly caused by Votorantim Metais e Zinco S.A.’s discharge of zinc into the river. CEMIG is a party to the action because the opening of the spillways of our Três Marias Plant allegedly exacerbated the damage by agitating the substances on the river’s bottom. There has been a decision by the First Level Federal Court in Minas Gerais, Judicial Sub-Section and Single Court of Sete Lagoas, granting the request for interim relief made by the plaintiff. CEMIG was duly served notice and answered in a timely manner. The plaintiff presented an interlocutory appeal which was denied by the Federal Appeal court. The approximate value of the claim is R$7.5 million.

We are defendant in a Civil Public Action in which the Municipality of Raposos is requesting the adoption of preventive measures by CEMIG to avoid damage such as that caused by the Rio das Pedras plant in the floods of 1995 and 1997, and for the defendant to be ordered to control and monitor the environmental impact of the dam and to update its safety standards by desilting of the Rio das Velhas River, recomposing the upstream and downstream forest on the banks of the river, and other actions. The plaintiff filed an interlocutory appeal, requesting suspension of the effect of the interlocutory decision that prevented it from shifting the burden of proof in the matter.  CEMIG presented its answer to the appeal in a timely manner. The 8th Civil Chamber of the Minas Gerais State Appeal Court refused to grant the interlocutory appeal. The municipality of Raposos filed a motion for declaration against the Appeal Court judgment that refused the interlocutory appeal. This motion was rejected. The approximate value of the claim is R$31.5 million.

A public civil action was brought by the Federal Public Attorneys’ Office requesting an order that CEMIG be required to provide water to the seven municipalities downstream from the Irapé dam that have no clean water due to possible contamination of the Jequitinhonha River. The action also sought an analysis of the river’s water and, if contamination is found, an order requiring the defendant to take measures necessary to re-establish the water parameters indicated by Conama Resolution 357/2005 which sets forth the water bodies’ classification and standards/parameters for the discharge of liquid effluents. A preliminary injunction was granted requiring CEMIG to provide water to the river bank population and carry out a water analysis of the Jequitinhonha River. CEMIG filed an interlocutory appeal against the injunction and obtained a decision temporarily suspending the preliminary injunction until a final decision is rendered by the court of appeals. The approximate value of the claim as of December 31, 2007 was R$117 thousand.

In view of the Brazilian environmental legislation, we are carrying out environmental works in our facilities to avoid contamination of the soil by insulating mineral oil. On October 20, 2005 CEMIG was imposed an infringement notice by FEAM, alleging inappropriate storage of high-voltage transformers and direct leaks of insulating mineral oil into the soil of one of our facilities named the Materials Distribution Center, located in the Municipality of Juatuba. CEMIG appealed from this notice arguing that such equipment consists of powerful transformers which are part of its inventory, being in perfect technical condition, to be used only in replacement of similar transformers to avoid electricity supply outages in the event of an eventual emergency situation in substations throughout the State of Minas Gerais. These transformers were built with high-technology sealing to avoid oil leaks. An investigative study was carried out in 2006 in this area seeking for any soil contamination by mineral oil. The study concluded that the levels of concentration of mineral oil found in the soil were within the environmental quality standards used in benchmark references such as the “Dutch List” – VROM 2000. This study was submitted to FEAM, which requested another underground water investigation No undergorund water contamination was identified.

On September 14, 2007, CEMIG received another infringement notice for operating the Materials Distribution Center without the required environmental license, resulting in the imposition of a R$30,001 fine. CEMIG filled its administrative appeal requesting the cancellation of the infringement notice, arguing that since such facility started its operations in 1970, prior to the legal obligation of carrying out any environmental licensing procedure, it was under corrective environment licensing. On November 13, 2007, the corrective operation license was issued. Currently, CEMIG is awaiting its appeal to be judged.

In 2006, we voluntarily carried out an environmental investigation at the Conselheiro Lafaiete substation in Minas Gerais seeking for soil contamination by polychlorinated biphenyls (BCPs). The contaminated area of the substation was marked out and the volume of soil contaminated was estimated to be 10.20 m3. We are arranging for the removal and incineration of this material.

Two administrative lawsuits were brought in 2006 and 2007 by the State Forests Institute, in which it alleges that the irregular operation of the Três Marias Hydroelectric Plant caused the death of fish of approximately 17 tons of fish in 2007 due to lack of oxygenation, according to the State Forests Institute and environmental police estimates (8.2 tons by our estimate).  The volume of dead fish was not estimated or measured in 2006. As a result the State Forests Institute imposed two fines on us, totaling approximately R$6.0 million, out of which R$5.4 million was provisioned, as an unfavorable outcome for us in these lawsuits is considered probable. We presented an administrative defense, which was not accepted by the environmental agency. We have filed a reconsideration request before the State Forests Institute Council. Although the amount is not a material liability for us, we are implementing an environmental project in the affected region as a way of responding to the event and reaffirming our commitment to economic and social development of the regions where we operate and where our projects are located. Monitoring of fish in the exit canals of several of our plants is being carried out by specialist biologists, with the objective of becoming familiar with the population dynamics of fish over time, the periods of their greatest activity over the day, and also the locations of greatest density. With this information, more effective techniques may be developed in the control of the impact of the operation of the plant on fish.

The Fishermen Colony of São Francisco de Buritizeiro, Pirapora and Ibiaí filed suit for damages against us, the State of Minas Gerais, the municipality of Três Marias and Votorantim Metais, in which they request the defendants to pay damages in order to compensate fishermen for the reduction in their working capacity and to restore the environment, due to an alleged misuse of the waters of the São Francisco River, which allegedly caused the death of fish. The amount involved in this lawsuit is R$21.1 million. No provision was made for a potential loss as we assess it as “possible”.

The Minas Gerais Public Attorney Office filed, on February 22, 2007, a class action against CEMIG, requesting it to invest 0.5% of its total operational revenue from 1997 to 2006 and subsequent years in protection and environmental preservation of watercourses located in the Municipality of Ouro Preto. Moreover, at least one third of this amount should be allocated to regrow the vegetation on the banks of the watercourses. The Plaintiff’s main request is based on the Law of the State of Minas Gerais 12,503, dated May 30, 1997, which requires enterprises that produce hydroelectric energy to invest at least 0.5% of its operational revenue on environmental protection of the watercourse where it develops its activities. Finally, we consider that the Federal Supreme Court (Supremo Tribunal Federal, or “STF”) decision on the Direct Unconstitutionality Action no. 3,378, declaring unconstitutional the provision that orders that at least 0.5% of the costs for implementing the project shall be allocated on environmental compensation, may influence the decision of this case to our benefit, even though it was based on different facts.

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

ANEEL has brought an administrative proceeding against us, contesting a credit related to such positive balance. On October 31, 2002 ANEEL issued a final administrative decision. On January 9, 2004, the Brazilian Federal Treasury Department issued an Official Collection Letter to us in the amount of R$516.2 million to be paid by January 30, 2004. We filed a writ of mandamus to suspend its inclusion in the national non-payers registry (“Cadin”). Although the relief was denied by the lower court, we appealed to the Federal Court of the First Region which granted us a temporary injunction to suspend the inclusion in the Cadin. Therefore, we have not accrued any liability related to this claim. The amount of this proceeding, as of December 31, 2007, is approximately R$896.7 million. No provision has been recorded for this matter since we assess the chance of an adverse outcome as “possible”.

We are a defendant in an administrative proceeding brought by ANEEL on the basis that we allegedly did not meet the September 21, 2002 deadline for completion of the unbundling process. On November 11, 2002, ANEEL imposed a fine of R$5.5 million upon us. However we believe we should not be responsible for any non-compliance with the restructuring requirements and, for this reason, on November 28, 2002, we appealed against ANEEL’s fine. On February 23, 2005 ANEEL issued a ruling reducing the fine to R$2.7 million. On March 7, 2005 we filed an appeal requesting the cancellation of the fine and the infringement notice. In a new meeting of its board, ANEEL maintained the fine applied, completing the administrative phase of the contesting of the fine.

Accordingly, on October 9, 2006, a legal action was brought for annulment of the fine applied, and there has so far been no judgment on the matter. As of December 31, 2007, the amount of the fine is approximately R$7.8 million. No provision has been recorded with respect to this matter since we believe that the likelihood of an adverse outcome is possible.

On November 14, 2003, the Federal Audit Court, which has the authority to audit any decision by ANEEL that may impact public finance, began administrative proceedings against ANEEL to evaluate the criterion adopted by ANEEL in the Energy Consumption Reduction Emergency Program (Programa Emergencial de Redução de Consumo de Energia Elétrica), or PERCEE. The Federal Audit Court has asked us to provide certain information with respect to our rates, which according to the Federal Audit Court were mistakenly approved by ANEEL. If we cannot provide support for these rates and ANEEL fails to confirm the legality of the criterion adopted, we may incur losses in the amount of approximately R$128.7 million. No provision has been made for this matter since we believe that we can provide the necessary support and that ANEEL can confirm the legality of the rates. We assess the likelihood of an adverse outcome as remote.

We are the defendant in suits challenging the charging of tax on public lighting. The plaintiffs allege that we supplied only 11 hours and 8 minutes of public lighting and charged the municipalities for 12 hours. The approximate value of these claims is R$527 million. We believe we have sound arguments in defense of these claims, and therefore have made no provisions for the suits.  We assess the likelihood of a loss in these actions as “possible”, since they are distributed to separate courts, in various legal districts of Minas Gerais, and also due to the fact that a study is in progress to develop a software able to calculate, based on the specific data and characteristics of each municipality, the number of hours in which artificial illumination is used.

We are currently contesting a Class Action (Ação Popular) in which our procedures related to a public bid concerning the Luz Para Todos program are being challenged. Due to some legal requirements related to the bidding notice not being met, we declared the bid void. The class action seeks to have the bidding notice altered and the public bid procedures restarted. A request for summary judgment was denied and we thus presented pleadings. The case was dismissed at the first instance, with judgment in favor of the Company. The amount involved in this case is R$26.1 million as of December 31, 2007. The Company assesses the likelihood of an adverse outcome as “remote”.

A class action was brought against CEMIG and nine other defendants, requesting nullification of the Conduct Adjustment Undertaking (TAC) signed between the Public Attorneys’ Office and the Company, ordering the restitution to public funds of the amounts transferred to the defendant companies for implementation of the Luz para Todos program. The application for interim remedy was refused, and the plaintiff appealed to the Tribunal Regional Federal (the Regional Federal Appeal Court, or “TRF”). The amount involved, of R$1.214 billion, refers to the request for restitution of the amounts received by the companies that carried out the services contracted by CEMIG in order to comply with such governmental program, and fees of counsel. The chance of loss is assessed as “possible”.

On June 12, 2003, ANEEL imposed a fine on CEMIG for alleged failure to comply with certain electric power supply quality standards (DEC and FEC) with respect to its consumers in 2001 and 2002. CEMIG has filed a suit to suspend the fine, and suspend its inclusion in the Cadin (registry of unpaid debt owed to the Federal Government) and in the list of Federal Government debt receivables (Dívida Ativa da União). After depositing the fine, we obtained a provisional decision suspending our inclusion in those debt listings. The approximate amount of this claim is R$9.0 million. We assess the likelihood of an adverse outcome as “possible” and have made no provisions for this suit, due to the amount being guaranteed by the deposit.

ANEEL gave notice to CEMIG of violation of limits for the DEC and FEC duration and frequency outage indices for the years 2005 and 2006. The administrative decision was brought against the company, seeking annulment of the penalty payment application and removal of the obstacle to issuance by ANEEL of the certificate of non-default and non-inclusion of CEMIG in the list of Federal Government debt receivables (Dívida Ativa da União). The amount involved is R$744.3 thousand and the chance of loss is assessed as “possible”.

On January 9, 2007, Cemig Distribution received a notification from ANEEL pursuant to a possible breach of the applicable electricity legislation concerning differentiated tariffs for low-income consumers. On February 27, 2007 Cemig Distribution answered ANEEL’s notification stating that consumers should be classified as low-income pursuant to Administrative Act No. 242/96 of the National Water and Electricity Department (DNAEE – Departamento Nacional de Energia Elétrica) (Ministerial Order DNAEE 242/96) and that, therefore, CEMIG’s tariffs were correctly applied. On March 1, 2007, ANEEL responded to Cemig Distribution stating that the differences between the amounts considered adequate by ANEEL and those defined by Cemig Distribution were not legally ratified by ANEEL. The historic value of the fine is R$143 million. The Company recorded a provision on December 31, 2007 of R$36 million, which, according to its estimates, represents the potential loss relating to these matters.

ABRADEE – the Brazilian Association of Electricity Distributors – filed a lawsuit to compel the regulator, ANEEL, to fulfill its obligation in relation to the non-regulation of charging of payments representing the Extraordinary Tariff Recomposition (RTD) to Free and Incentive-receiving Consumers, in accordance with Law 10438 of April 26, 2002. In such lawsuit, CEMIG is represented by ABRADEE, and in the event of success in the case, Cemig Distribution and CEMIG will be beneficiaries in the amounts of R$100.6 million and R$244.1 million, respectively. The chance of loss is assessed as “possible”.

On December 11, 2007, ANEEL issued Resolution No. 294, which established the methodology and procedures applicable to compensate the costs incurred by the distribution concessionaires by reason of the Luz Para Todos program. On December 27, 2007, we filed an appeal requesting the modification in the procedures set forth in such Resolution. Further to this, there is an amount of approximately R$534.3 million to be considered in our rate review. No provision has been recorded regarding this matter since CEMIG is a plaintiff in this administrative proceeding.

CEMIG has also filed a precautionary action in order to suspend the final decision taken in an ordinary lawsuit brought by ANEEL, which determined that CEMIG no longer is bound to the Minas Gerais Development Institute (Instituto de Desenvolvimento Integrado de Minas Gerais – INDI), as well as the fine of R$3.12 million imposed in connection with this matter. The total amount involved in this lawsuit as of December 31, 2007 is approximately R$8.9 million and the Company believes that the likelihood of an adverse outcome is probable.

Two class actions were brought against CEMIG by the Movimento das Donas de Casa e Consumidores requiring, respectively (i) the nullification of the rate readjustment of electric energy published on April 8, 2004 and substitution of the General Market Price Index (Índice Geral de Preço de Mercado – IGPM)  by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA), as well as determining the application of the X Factor as the valid calculation basis to the calculation of the rate, and (ii) the nullification of the increase of 23.88% in the electric energy rate and substitution of the General Market Price Index (Índice Geral de Preço de Mercado – IGPM)  by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA) in connection with the annual rate readjustment of 2005. Respectively, the amount involved of the lawsuits is approximately R$178 million and R$2.0 billion. The Company believes that the loss possibility for these both process shall be classified as “remote”.

In addition, the Public Attorney’s Office of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais) brought a class action against CEMIG requiring the substitution of the General Market Price Index (Índice Geral de Preço de Mercado – IGPM) by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA) in connection with the annual rate readjustment of 2003, and restitution of double the amount wrongfully collected from the consumers in the State of Minas Gerais. The claim was dismissed, so the Public Attorney’s Office filed an appeal, which was partially dismissed by the Court of Appeals of the State of Minas Gerais and the Supreme Court. The Public Attorney’s Office filed an interlocutory appeal, which is still pending. The total amount involved is R$1.3 billion. The risk of loss is evaluated as “remote”.

CEMIG is a defendant in a class action brought by the Public Attorney’s Office in which it is required that CEMIG issue an invoice of electric energy consumption with two bar codes individually to consumers of the cities where CEMIG provides service of Contribuição de Iluminação Pública – CIP. The value involved in this lawsuit is approximately R$9.3 million and the Company believes that the loss possibility is evaluated as “probable”.

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

The annual dividends declared shall be paid in two equal installments, the first by June 30 and the second by December 30 of each year. The extraordinary dividends shall be paid as decided by the Board of Directors.

Under the Brazilian Corporate Law, the Board of Directors may declare interim dividends, in the form of interest on capital, to be paid from retained earnings, income reserves or income reported in semi-annual or quarterly financial statements. Any interim dividends paid shall be calculated based on the dividend to be paid in the fiscal year in which the interim dividend was declared. Our by-laws authorize our Board of Directors to declare interim dividends. Any interim dividend paid may be set off against the amount of the obligatory dividend payable for the fiscal year in which the interim dividend was paid.

In the fiscal years in which we do not have sufficient income to pay dividends to our preferred and common shareholders, the State of Minas Gerais guarantees a minimum dividend of 6% of the par value of the preferred or common shares, respectively, per year to all shares of the Company issued up to August 5, 2004 and held by individuals.

Amounts available for distribution

The amount available for distribution is calculated on the basis of the financial statements prepared in accordance with accounting practices adopted in Brazil and the procedures described below.

The obligatory dividend is calculated on the basis of adjusted net income, defined as net income after addition or subtraction of: (a) amounts allocated to the legal reserve, (b) amounts allocated to the formation of the contingency reserves and reversal of these reserves formed in previous fiscal years, and (c) any unrealized income transferred to the unrealized income reserve account, and any amounts previously posted to this reserve account which have been realized in the fiscal year and used to offset losses.

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

Interest on equity

Under Brazilian law we may pay interest on equity as an alternative for the distribution of funds to shareholders. Funds distributed as interest on equity qualify within the calculation of minimum dividend established in the by-laws. These amounts may be paid in cash; and the company may treat them as an expense for purposes of the calculation of the income tax and the social contribution tax. The total amount paid in interest on equity is limited to the result of application to the company’s shareholders’ equity of the Long Term Interest Rate (TJLP), published by BNDES and may not exceed the greater of (i) 50% of the net income

(before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect of which the payment is made or (ii) 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.  Shareholders who are not resident in Brazil must register with the Brazilian Central Bank so that the foreign currency proceeds of their dividend payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our Preferred ADSs and the common shares underlying our Common ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real appreciated approximately 16.65% relative to the U.S. dollar in 2007. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—The Brazilian government exercises a significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.”

Dividends in respect of the preferred shares and common shares paid to holders who are not Brazilian residents, including holders of Preferred ADSs and Common ADSs, are generally not subject to Brazilian withholding tax, although in general payments of interest on capital are subject to withholding tax. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Dividends” and “—U.S. Tax Considerations—Taxation of Distributions.”  There is no specific record date upon which the depositary bank will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions. Pursuant to the Deposit Agreements, the depositary bank will arrange for the funds to be converted into U.S. dollars upon receipt of notice of cash dividends or other cash distributions.

History of Dividend Payments

The following table sets forth the recent history of declarations of dividends and interest on capital on our common shares and preferred shares. For each year in the table, the payment of the dividends occurred during the year following declaration. For the periods indicated, the dividends paid per 1,000 common shares and per 1,000 preferred shares (per one common share and per one preferred share, subsequent to the share consolidation on June 11, 2007) were the same.  See “Item 3. Key Information—Selected Consolidated Financial Data.”

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2003	140,081,485	47,630,144	180,412,546	61,343,408
2004	302,634,209	119,476,593	389,766,059	153,875,270
2005	904,951,727	432,991,257	1,165,497,675	557,654,390
2006	603,948,640	297,394,445	777,832,359	383,017,706
2007 (4)	379,426,703	227,365,000	488,297,923	292,604,220

(1)           In accordance with the accounting practices adopted in Brazil, dividends and interest on capital are accounted for as having been paid in the dividend year in which they are proposed, even if such dividends or interest on capital were formally approved by a shareholders’ meeting in the following year.

(2)           Real amounts are expressed in nominal reais.

(3)           U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the noon buying rate on April 25, 2008.

(4)           The 2007 dividends were approved at the ordinary and special general shareholders’ meetings held on April 25, 2008. The 2007 dividends will be paid in two equal installments in June 2008 and December 2008. The first installment was paid on June 27, 2008.

Significant Changes

A significant change in our financial condition since the date of our financial statements that are included in this annual report on Form 20-F is an average decrease in our rates of 7.14% as a result of our second periodic rate revision which took place in April 2008, which has had a negative effect on our electricity sales revenues. . For more detailed information about such decrease in our rates, see “Item 5. Operating and Financial Review and Prospects – Rates”

Item 9.    The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the São Paulo Stock Exchange. Our Preferred ADSs, each representing one preferred share as of December 31, 2007, have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2007, there were approximately 79,684,904 Preferred ADSs outstanding (each representing one preferred share), representing approximately 29.1% of our 273,631,568 outstanding preferred shares.

The principal trading market for our common shares is the São Paulo Stock Exchange.  Our Common ADSs, each representing one common shares as of December 31, 2007, have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares.  The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2007, there were approximately 14,300 Common ADSs outstanding (each representing one common share), representing approximately 0.01% of our 212,622,503 outstanding common shares.

The following table sets forth the reported high and low closing sale prices for the preferred shares on the São Paulo Stock Exchange and the Preferred ADSs on the NYSE for the periods indicated.

	Preferred Shares(1)		Preferred ADSs (1)
	Price in Nominal R$		Price in US$
Period	High	Low	High	Low
2003	17.23	7.15	6.13	2.02
2004	22.22	12.03	8.34	3.81
2005	31.03	17.47	13.70	6.55
2006	37.24	26.13	17.55	11.53
2007	41.95	31.60	22.54	15.18

2006
First quarter	37.25	30.55	17.55	13.12
Second quarter	34.58	26.14	17.15	11.53
Third quarter	31.80	27.18	14.92	12.53
Fourth quarter	34.80	27.71	16.44	12.94

2007
First quarter	34.73	31.60	16.92	15.18
Second quarter	41.95	32.51	22.36	16.27
Third quarter	41.36	33.62	22.54	16.16
Fourth quarter	38.85	31.71	22.43	17.85

2008
First quarter	33.82	27.41	20.50	15.80

January 2008	33.82	27.41	19.65	15.80
February 2008	39.60	31.21	19.80	15.92
March 2008	33.23	28.43	20.50	16.84

April 2008	35.43	31.21	21.73	18.69
May 2008	38.50	34.48	23.64	20.85
June 2008 (2)	39.60	37.90	24.70	23.43

(1)           On May 3, 2007, a 50% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share.  On May 7, 2007, a corresponding adjustment was made to the ADSs through the issuance of one additional ADS for every two ADSs, resulting in an adjustment to the price per ADS. The last day of trading of the preferred shares in lots of 1,000 shares was June 1, 2007.  A reverse stock split of the preferred shares was effected in the form of a share consolidation on June 4, 2007 whereby every 500 preferred shares, par value of R$0.01, were consolidated into one preferred share with a par value of R$5.00.  In addition, a 100% forward split of the ADSs was effected on June 11, 2007.  The price per preferred share and pre ADS were adjusted accordingly.  In addition, on May 2, 2008, a 2.02% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share.  On May 8, 2008, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS.  The preferred share prices and Preferred ADS prices have been adjusted to reflect all of the above items.

(2)           Through June June 20, 2008.

On June 20, 2008, the closing price per preferred share on the São Paulo Stock Exchange was R$38.40 and the closing price per Preferred ADS on the NYSE was US$23.99.

On June 12, 2007, our common share ADSs began trading on the NYSE.  The following table sets forth the reported high and low closing sale prices for the common shares on the São Paulo Stock Exchange and the Common ADSs on the NYSE for the periods indicated.

	Common Shares (1)		Common ADSs (1)
	Price in Nominal R$		Price in US$
Period	High	Low	High	Low
2003	17.23	7.15	—	—
2004	22.22	12.02	—	—
2005	31.04	17.47	—	—
2006	31.01	23.07	—	—
2007	43.13	28.43	23.74	17.00

2006
First quarter	31.01	24.41	—	—
Second quarter	28.75	23.65	—	—
Third quarter	27.64	23.07	—	—
Fourth quarter	30.06	24.17	—	—

2007
First quarter	33.65	28.43	—	—
Second quarter	41.18	32.58	21.25	19.30
Third quarter	43.13	34.11	23.74	17.00
Fourth quarter	39.10	31.86	22.74	18.25

2008
First quarter	32.75	25.66	18.87	15.21

January 2008	32.75	26.39	18.75	16.00
February 2008	29.91	25.97	18.16	15.50
March 2008	30.88	25.66	18.87	15.21
April 2008	31.72	27.45	19.25	16.52
May 2008	33.69	30.00	20.40	17.25
June 2008 (2)	34.26	33.15	20.25	20.75

(1)    On May 3, 2007, a 50% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share.  The last day of trading of the common shares in lots of 1,000 shares was June 1, 2007.  A reverse stock split of the common shares was effected in the form of a share consolidation on June 4, 2007 whereby every 500 common shares, par value of R$0.01, were consolidated into one common share with a par value of R$5.00.  The price per common share was adjusted accordingly.  In addition, On May 2, 2008, a 2.02% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share.  On May 8, 2008, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS.  The common share prices and Common ADS prices have been adjusted to reflect all of the above items.

(2)    Through June 20, 2008.

On June 20, 2008, the closing price per common share on the São Paulo Stock Exchange was R$32.85 and the closing price per Common ADS on the NYSE was US$20.75.

Since July 12, 2002, our depositary receipts have traded on the LATIBEX, under the ticker symbol “XCMIG.”  The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

Trading on the São Paulo Stock Exchange

The preferred shares and common shares are traded on the São Paulo Stock Exchange, the only Brazilian stock exchange that trades shares. Trading on the São Paulo Stock Exchange is limited to brokerage firms and a limited number of authorized entities. The CVM and São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

If you were to trade in the preferred shares or common shares on the São Paulo Stock Exchange, your trade would settle in three business days after the trade date. Delivery of and payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custódia.

In order to better control volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes whenever the index of this stock exchange falls more than 10% from the index registered for the previous trading session, and an additional period of one hour if the index falls 5% or more after the reopening of trading.

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2007, the aggregate market capitalization of the 404 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$1.4 trillion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 49.69% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder. As of December 31, 2007, we accounted for approximately 0.73% of the total market capitalization of all listed companies on the São Paulo Stock Exchange.

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares and the depositary bank must obtain a certificate of registration from the Central Bank of Brazil to be eligible to remit U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of Preferred ADSs exchanges its Preferred ADSs for preferred shares or a holder of Common ADSs exchanges its Common ADSs for common shares, the holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or common shares, or distributions relating to the preferred shares or common shares, unless the holder qualifies for and obtains a new certificate of registration. See “Item 10. Additional Information—Exchange Controls.”

Item10.       Additional Information

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

303A.05	A listed company must have a compensation	As a controlled company, CEMIG would not be

	committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	required to comply with the compensation committee requirements if it were a U.S. domestic issuer. CEMIG does not have a compensation committee.

303A.06 and 303A.07

A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, with a written charter that covers certain minimum specified duties.

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

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by Junta Comercial do Estado de Minas Gerais, or the Board of Trade of Minas Gerais, is 3130004012. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on April 25, 2008, and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

In the event of a capital increase, holders of Preferred ADSs, which represent preferred shares, and holders of Common ADSs, which represent common shares, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as the case may be, in proportion to their shareholdings but may not be able to exercise these rights because of U.S. securities law limitations. See “Item 3. Risk Factors—Risks Relating to the Preferred Shares, Preferred ADSs and Common ADSs—You may not be able to exercise preemptive rights with respect to our securities.”

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

Voting Rights

As a general rule, only our common shares are entitled to vote and each common share corresponds to one vote. Holders of preferred shares acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. If a holder of preferred shares acquires voting rights in this manner, such rights will be identical to the voting rights of a holder of common shares and will continue until the dividend is paid. No restrictions exist on the right of a holder of common shares or preferred shares to exercise voting rights with respect to such shares by virtue of such holder being a non-resident of Brazil or a citizen of a country other than Brazil. However, holders of Preferred ADSs may only vote the underlying preferred shares through the depositary according to the terms of the Second Amended and Restated Deposit Agreement, and holders of Common ADSs may only vote the underlying common shares through the depositary according to the terms of the Common ADS Deposit Agreement. In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle its holder to one vote.

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

Under the Fourth Amendment, the State is required to make 61 semi-annual payments due on June 30 and December 31 of each year. The Fourth Amendment applies retroactively to December 31, 2004, referring to an outstanding balance of R$2,941.6 million, with the first payment date being June 30, 2005 and the final payment being due on June 30, 2035. The semi-annual payments are adjusted for inflation by the IGP-DI inflation index and range from approximately R$29.4 million for the first five installments and approximately R$76.5 million for the last installment. The 65% of dividends and interest on capital retained by CEMIG are to be applied in the following order: (i) the settlement of any past due installments, (ii) the settlement of the installment relating to the half-year in which dividend or interest on capital takes place, (iii) pre-payment of up to two installments and (iv) amortization of the outstanding balance due under the CRC Account.

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

A fifth amendment to the CRC Account Agreement was executed by CEMIG and the State Government on September 12, 2007, to adjust the outstanding balance of the CRC Agreement to R$2,839.5 million in accordance with a provision in the Fourth Amendment in which the parties recognized that there was a disagreement regarding the outstanding balance of the CRC Agreement at December 31, 2004. Approval of the Fifth Amendment to the CRC Account Agreement was also obtained from the Cemig CRC Account Securitization Fund (Cemig—Fundo de Investimento em Direitos Creditorios Conta CRC), or FIDC, to which the CRC Account receivables were transferred in January 2006.

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

ANEEL has recently approved, by Resolution No. 1,338, dated April 22, 2008, the transfer from CEMIG to Cemig Generation and Transmission of nine hydroelectric power plants, namely Luiz Dias, Pandeiros, Poço Fundo, Rio das Pedras, Xicão, São Bernardo, Emborcação, Nova Ponte and Santa Luzia.  For these transfers to occur, the amendment to the Generation Concession Agreement must be executed, which is expected to occur within 45 days from May 9, 2008, the publication date of the Resolution 1,338. However, such Resolution contains some errors related to the dates of some hydroelectric power plants, which could result in the re-issuance of the resolution and consequently affect the term of the execution of the amendment.

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

The rates we charge for our services are regulated by the concession-granting power, which grants: (i) an annual adjustment; and (ii) an overall review every five years. The last five-year review took place on April 8, 2008, and the next will be on April 8, 2013.

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

At the General Meeting of Holders of the Company’s First Issue of Non-convertible Debentures held on December 3, 2004, the debenture holders approved an amendment to the indenture providing for the compulsory exchange of the Company’s First Issue of Debentures for debentures to be issued by Cemig Generation and Transmission, in connection with the implementation of the process of “unbundling” of the Company. Such exchange should occur in a 180 day period beginning on the date of the transfer of the concessions to Cemig Generation and Transmission, which date would be considered as the date of the publication of the amendments to the concession contracts. If CEMIG failed to make such mandatory exchange in this time period, there would be an automatic early redemption of the debentures. On the other hand, the time period could be extended if a debenture holders meeting so authorized. In addition, it was provided that the debentures to be issued by Cemig Generation and Transmission would keep the same characteristics and financial terms of the debentures that would be exchanged and would be guaranteed by CEMIG, the holding company.

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

Indenture Covering the Third Public Issuance of Common Debentures, Without Guarantee or Preference, of CEMIG, dated June 14, 2004, between CEMIG and Pavarini Distribuidora de Títulos e Valores Mobiliários

On June 14, 2004, we and Pavarini Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent, executed an indenture covering the public issuance of 40,000 debentures, in a total amount of R$400 million. The debentures issued pursuant to this agreement are unsecured, not convertible into shares, with a nominal unit value of R$10,000. On August 2, 2004, a total of 23,042 debentures were subscribed and fully paid up, representing the total amount of R$230.4 million issued on June 1, 2004. The remaining debentures, which were not subscribed, were cancelled. The debentures will mature on the first business day of June 2014. Upon maturity, we are obligated to pay to the debenture holders an amount equal to the indexed outstanding par value of the debentures by IGPM (Índice Geral de Preços do Mercado) plus annual interest of 10.5%. The proceeds from this issuance were used to roll over part of the debt raised to finance investments in the distribution segment.

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

Loan Agreement, dated July 18, 2007, between Transchile Charrúa Transmisión S.A. and Inter-Amercian Development Bank

On July 18, 2007, Transchile Charrúa Transmisión entered into a project finance agreement with Inter-Amercian Development Bank for the development and construction of the 220 kV transmission line LT Charrúa – Nueva Temuco, in Chile, of the substations associated with the transmission line and facilities necessary to the operation and maintenance thereof. The total amount of the loan is US$51.0 million, which shall be repaid in 37 semi-annual installments, beginning on November 15, 2008, with the final payment due on November 15, 2026.

Under this agreement, CEMIG and Alusa, as the only shareholders of Transchile Charrúa Trasmisión, have signed a Share Retention and Sponsor Support Agreement. Under the terms of such agreement, CEMIG and Alusa shall at all times continue to own, directly or indirectly, 49% and 51%, respectively, of the total shares of Transchile Charrúa Transmisión. Without limitation to that obligation, CEMIG and Alusa shall not transfer any of these shares without written approval from the Inter-Amercian Development Bank, except if the proposed transferee is a wholly-owned subsidiary. Prior to any transfer, the transferee has to assume the obligations of the transferor under this agreement. In addition, CEMIG and Alusa guarantee, proportionally to their shareholdings, all payments related to the financing, as well as commit themselves to make additional equity contributions in case O&M expenses surpass the budget and affect the agreed debt service coverage ratio. CEMIG and Alusa have also signed a Share Pledge Agreement, pledging their shares in Transchile to the Inter-American Development Bank.

Financing Agreement by Repass of Credit No. 20/04379-1, dated November 1, 2007, between Banco do Brasil S.A. and Hidrelétrica Cachoeirão S.A., and with Cemig Generation and Transmission and Santa Maria Energética S.A. as Intervening Third Parties

On November 1, 2007, Hidroelétrica Cachoeirão entered into a project finance agreement for the construction of the Cachoeirão Small Hydroelectric Power Plant, pursuant to which Banco do Brasil, through BNDES resources, upon satisfaction of certain conditions, provides a credit of R$71.3 million, to be used until April 14, 2009. This loan is repayable in 132 monthly installments, beginning on April 14, 2009, with the final payment due on April 15, 2020.

Under this loan, Cemig Generation and Transmission has signed an agreement to guarantee the sale of energy from Hidrelétrica Cachoeirão S.A., in the amount of 15 average MW, for the minimum price of R$140.00/MWh, as of December, 2006.

Financing Agreements with Eletrobrás

We are party to several agreements with Eletrobrás in order to finance in part the implementation of certain governmental programs in which we take part. Those agreements contain standard terms normally included in project finance contracts and establish a credit line for the company which can only be used for the development of governmental programs and expansion of the transmission network, as determined in each contract. Eletrobrás has the power to inspect the projects and also suspend the credit in case of default. The contracts are generally repayable in 36 to 180 monthly installments, with interest rates varying from 5% to 6% per year. As of December 31, 2007, we had an outstanding balance of approximately R$416.5 million related to those agreements.

Agreement for Granting of Meals and Feeding Vouchers, dated February 9, 2004, between Ticket Serviços Ltda and CEMIG

In February 2004, we entered into a contract with Ticket Serviços Ltda for providing services related to the granting of meals and feeding vouchers to our employees, interns and outsourced employees in the states of Minas Gerais, Brasília, Rio de Janeiro, Goiás (municipality of São Simão) and São Paulo. The granting of meals and feeding vouchers is mandatory under Brazilian labor law and under the terms of the collective bargaining agreement to which we are bound. Five amendments to the agreement were executed to extend the term of effectiveness and to restate the amount. The fifth amendment established a term of effectiveness of 60 months from February 9, 2004 and a contract amount of R$381.2 million.

Second Issuance of Commercial Paper of Cemig Generation and Transmission

On November 13, 2007, Cemig Generation and Transmission entered into a placement agreement with Caixa Econômica Federal relating to the second public issuance of commercial paper of Cemig Generation and Transmission in an aggregate total amount of R$200 million. The commercial paper was subscribed and fully paid up on December 21, 2007. The commercial paper matures 180 days after the subscription date, on June 18, 2008. Upon maturity, Cemig Generation and Transmission will be obligated to pay to the holders an amount equal to the par value of the paper plus interest at the rate of 101.5% of CDI.

Indenture Covering the Second Public Issuance of Common Debentures, Without Guarantee or Preference, of Cemig Distribution, dated December 12, 2007, between Cemig Distribution and SLW Corretora de Valores e Câmbio Ltda.

On December 12, 2007, Cemig Distribution and SLW Corretora de Valores e Câmbio Ltda., as fiduciary agent, executed an indenture covering the public issuance of 40,000 debentures, in a total amount of R$400 million. The debentures issued pursuant to this agreement are unsecured, not convertible into shares, with a nominal unit value of R$10,000. On December 21, 2007, the total of 40,000 debentures were subscribed and fully paid up, representing the total amount of R$400 million issued on December 15, 2007. The debentures will be paid in three annual installments beginning on December 15, 2015 and will mature on December 15, 2017. Cemig Distribution will be obligated to pay to the debenture holders an amount equal to the indexed outstanding par value of the debentures by IPCA (Índice Nacional de Preços ao Consumidor Amplo) plus annual interest of 7.96%. The proceeds from this issuance were used to roll over part of the outstanding balance of the Third Issuance of Commercial Paper of Cemig Distribution.

Banknotes (Cédulas de Crédito Bancário) to Banco do Brasil S.A. – Cemig Distribution and Cemig Generation and Transmission

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

In October 2006, the third auction for electricity to be produced by new generation plants was held, and Cemig Distribution acquired 48 average MW in contracts with terms of 30 and 15 years for hydroelectric and thermal energy, respectively, with the supply beginning on January 1, 2011. Cemig Generation and Transmission did not participate in this auction.

In December 2006, the fifth auction of existing electricity was held, but Cemig Distribution and Cemig Generation and Transmission did not participate in that auction.

In July 2007, the fourth auction for electricity to be produced by new generation plants took place, and Cemig Distribution acquired 431.17 average MW in contracts with terms of 15 years for thermal energy, with the supply beginning on January 1, 2010. Cemig Generation and Transmission did not take place in that auction.

In September 2007, the CCEE conducted the sixth adjustment auction with two products: three-month contracts (October to December, 2007) and one-year contracts (January to December, 2008). The auction placed a total of 6 average MW in three-month contracts, for an average price of R$127.05/MWh, and 163.5 average MW in one-year contracts for an average price of R$138.34/MWh. Cemig Distribution bought 3.5 average MW in one-year contracts (for 2008) at R$138.74/MWh.  Cemig Generation and Transmission sold 60 average MW at R$139.04/MWh.

In October 2007, the CCEE held the fifth auction for electricity to be produced by new generation plants, under the coordination of ANEEL, under procedures and conditions set by the Federal Government through the Mining and Energy Ministry (MME). The auction placed a total of 2,312 average MW in 15-year (thermal) and 30-year (hydro) contracts, all for supply starting in 2012, for an average price of R$128.73/MWh. From hydroelectric sources a total of 715MW was sold, for R$129.14/MWh. From thermal sources a total of 1,597 average MW was sold, for an average price of R$128.37/MWh.  Cemig Distribution bought 182.91 average MW in both products, for an average price equal to the average price of the auction, and Cemig Generation and Transmission sold 43 average MW of hydroelectric product at R$125.90/MWh.

In December 2007, the CCEE held the auction for the Santo Antônio Hydro Power Plant, under the coordination of ANEEL, under procedures and conditions set by the Federal Government through the Mining and Energy Ministry (MME). The auction placed the total of 1,552.60 average MW, corresponding to 70% of the physical guarantee of the power plant, in 30-year contracts at the price of R$78.87/MWh. The contracts are for the supply of energy from only these two units, starting in 2012, when the first two generation units will be in commercial operation. Supply will increase together with the availability of units during the first three years until 2016, when it is expected that the total of the energy sold will be completed. Cemig Distribution bought approximately 8% of this energy at the auction price.

In December 2007, Cemig Distribution participated in the sixth auction of existing electricity as a potential purchaser, but did not enter into energy contracts.

Purchases of Power by Cemig Distribution: At the end of 2007, acquisitions by Cemig Distribution in the regulated environment totaled 1,504 average MW under contracts for “existing energy” (generated by existing power plants), with start dates ranging from 2005 to 2008, and 1,230 average MW in contracts for “new energy” (from new generation projects) with start dates ranging from 2008 to 2013, to meet part of its needs for energy in those years.

Sales of Power by Cemig Generation and Transmission: Similarly, at the end of 2007, sales made by Cemig Generation and Transmission in the regulated environment totaled 989 average MW in “existing energy” contracts with dates ranging from 2006 to 2008, and 398 average MW in contracts for supply from new generation projects, with supply starting in 2009 and 2012, and 26.18 average MW to be provided by one new hydro power plant, Baguari, with supply starting in 2010. These figures include the reductions under the “Surpluses and Deficits Compensation Mechanism” (MCSD).

For more information about the CCEAR and the energy auctions, see “Annex A—The Brazilian Power Industry”.

Contracts for Sale of Energy to Free Consumers

Cemig Generation and Transmission sold, through “bilateral” contracts, power capacity averaging approximately 1,900 MW to a wide range of Free Consumers, the majority of them being in the State of Minas Gerais, under contracts with terms between six and ten years. The average price of these transactions for the year 2007 is approximately R$77/MWh.

Regarding such contracts, in 2008 we entered into two relevant groups of contracts with large Free Consumers. The first group of contracts was with the Votorantim Group, through which we will provide variable amounts of energy, from the current 145 average MW up to 670 average MW in some years. This group of contracts has a value of approximately R$10.5 billion, and will expire in 2028. The second group of contracts was signed on May 26, 2008, with the ArcelorMittal Group, for the provision of up to 313.5 average MW (twice the volume we currently provide to the ArcelorMittal Group). The second group of contracts has a value of R$4.4 billion and will expire in 2020.

These contracts provide for flexibility in the clients’ purchase of energy. The revenue of Cemig Generation and Transmission may vary due to this contractual flexibility.

Gasmig Shareholders Agreement and Association Agreement

As a condition to the investment of Petrobras in Gasmig, we and Petrobras entered into a Shareholders Agreement, pursuant to which the prior approval of Petrobras is required in matters related, among others, to new investments to be conducted by Gasmig, distribution of dividends, nomination of members to the Board of Directors, the issuance of new shares or debentures, annual budget investment plans and any transaction involving more than R$5.0  million. Under the terms of the Gasmig Shareholders Agreement, our ability to transfer our shares in Gasmig is limited, and Petrobras shall have a right of first refusal in any future transfer of shares. As a result of this Shareholders Agreement, our ability to manage Gasmig was considerably reduced.

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

This capital investment will increase the volume of gas contracted with clients from its present level of 2.2 million m³/day to 5.0 million m³/day at the end of 2010, and 10.0 million m³/day in 2023. In 2007 Gasmig sold 1.8 million m³/day.

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

We assigned all our receivables under the CRC Account Agreement to the FIDC. The present value of the CRC Account receivables transferred to the FIDC as of December 31, 2007 is R$1,763 million. The FIDC is composed of 900,000,000 senior quotas and 760,125,012 non-transferable subordinated quotas, with the nominal value of R$1.00 per each quota. The quotas were fully subscribed and paid in on January 27, 2006 and we subscribed to and hold all the subordinated quotas.

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

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to Annex V to Resolution No. 1,289, as amended, of the National Monetary Council, also known as the Annex V Regulations. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of the National Monetary Council, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under Resolution No. 2,689, who are not resident in a tax haven, as defined by Brazilian tax laws.

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

Holders of Preferred ADSs or Common ADSs who have not registered their investment with the Central Bank could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Preferred ADSs have been approved under the Annex V Regulations by the Central Bank and the CVM, and the Common ADSs have been approved by the CVM (since authorization from the Central Bank is no longer necessary).

Electronic certificates of registration have been issued in the name of Citibank, N.A., the depositary bank, with respect to the Preferred ADSs and the Common ADSs, and are maintained by Citibank Distribuidora de Títulos e Valores Mobiliários S.A., the Brazilian custodian for the preferred shares and the common shares, on behalf of the depositary bank. These electronic certificates of registration are registered through the Central Bank Information System. Pursuant to the certificates of registration, the custodian and the depositary bank are able to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by Preferred ADSs and the common shares represented by the Common ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of Preferred ADSs exchanges such Preferred ADSs for preferred shares, or a holder of Common ADSs exchanges such Common ADSs for common shares, such holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs or Common ADSs. Regardless of qualification under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

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

Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, “pass-through entities” such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar.

The summary is based upon tax laws of Brazil and the United States as in effect on the date hereof which are subject to change possibly with retroactive effect. Prospective purchasers of Preferred ADSs or Common ADSs are encouraged to consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Although there is currently no income tax treaty in force between Brazil and the United States, the tax authorities of both countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

Brazilian Tax Considerations

General. The following discussion summarizes the main Brazilian material tax consequences of the acquisition, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation. In the case of a holder of preferred shares or common shares, we assume the investment is registered with the Central Bank. The following discussion does not address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares, common shares, Preferred ADSs or Common ADSs.

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

Any payment of interest on capital to shareholders (including holders of Preferred ADSs in respect of preferred shares and Common ADSs in respect of common shares) is subject to a withholding tax at a rate of 15%. These payments may be included, at their net value, as part of any mandatory dividend.

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

Taxation of Gains.

For purposes of Brazilian taxation, there are two types of non-Brazilian holders of Preferred ADSs or preferred shares and Common ADSs or common shares:

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

Any exercise of preemptive rights relating to the preferred shares or common shares will not be subject to Brazilian taxation. Conversely, any gain on the sale or assignment of preemptive rights relating to the preferred shares or common shares by the depositary on behalf of the holders of Preferred ADSs or Common ADSs or by a non-Brazilian holder of preferred shares or common shares will be subject to the same rules of taxation applicable to the sale or assignment of preferred shares or common shares. The maximum rate is currently 15%.

Sale of Preferred ADSs, Common ADSs, preferred shares and common shares by U.S. Holders to other non-residents in Brazil

Pursuant to Article 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. The regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, and therefore we are unable to assure the final outcome of such discussion.

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

Gains on the exchange of Preferred ADSs for preferred shares or the exchange of Common ADSs for common shares

The exchange of Preferred ADSs for preferred shares or Common ADSs for common shares is not subject to Brazilian tax. Non-Brazilian Holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for Preferred ADSs or the underlying common shares in exchange for Common ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment referred above in connection with “U.S. market investors”.

Alternatively, the Non-Brazilian Holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section “Ordinary Non-Brazilian Holders”.

Gains on the exchange of preferred shares for Preferred ADSs or common shares for Common ADSs

The deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or common shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares or common shares, as the case may be, is lower than:

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

In accordance with Law No. 9,959, non-Brazilian holders of Preferred ADSs, preferred shares, Common ADSs or common shares, which are resident in tax havens are also excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 as of January 1, 2000 and will be subject to the same tax treatment applicable to holders that are resident or domiciled in Brazil in case of transactions carried out on the Brazilian stock exchange.

Temporary Contribution on Financial Transactions (CPMF). All fund transfers in connection with financial transactions in Brazil used to be subject to the temporary contribution on financial transactions (CPMF), which was levied at a rate of 0.38% on any bank account withdrawals/debits. In this sense, any exchange transaction in connection with Preferred ADSs, Common ADSs, preferred shares or common shares, was subject to the CPMF. The CPMF expired in December 31, 2007, although no assurance can be given that CPMF will not be imposed again in the future.

Taxation of Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/ Exchange tax, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, as a substitute for the CPMF, IOF rates for almost all foreign currency exchange transactions is 0.38%. In the case of transactions performed in the stock market or under the regulations issued by the Monetary Council of Brazil, the applicable rate is zero. In any situation the Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities.  Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, including those carried out on a Brazilian stock exchange.  The rate of IOF applicable to transactions involving stocks (such as our preferred shares, Preferred ADSs, common shares and Common ADSs) is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% per day, but only in respect to future transactions.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

U.S. Tax Considerations

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the common shares or preferred shares represented by those ADSs.

Taxation of Distributions. Distributions with respect to the shares or the ADSs (other than distributions in redemption of the shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs, and thereafter as capital gain (provided that the shares or ADSs are held as capital assets). As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Cash dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to (i) the shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder or (ii) the shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary bank and, in either case, will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of shares, or the depositary bank, in the case of shares represented by ADSs.

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

Dividends generally will constitute foreign source income andgenerally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. In the event Brazilian withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

Distributions to U.S. holders of additional shares of “common stock” or preemptive rights relating to such “common stock” with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes, but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights.  Non-pro rata distributions of such shares or rights generally would be includible in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash.  In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution..  It is not entirely clear whether the preferred shares will be treated as “preferred stock” or “common stock” for this purpose. If the preferred shares are treated as “common stock” for this purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs, On the other hand, if the preferred shares are treated as “preferred stock” a distribution of additional shares or preemptive rights would be includible in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

A holder of shares or ADSs that is not a U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a trade or business in the United States.

Qualified Dividend Income. Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” currently may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.”  In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding this previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1297 of the Code), or in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

Taxation of Capital Gains. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the shares or the ADSs and the amount realized on the disposition. Gain realized by a U.S. holder on a sale, redemption or other disposition of shares or ADSs, including gain that arises because the U.S. holder’s basis in the shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

If a Brazilian withholding tax or income tax is imposed on the sale or disposition of shares or ADSs as described in “—Taxation—Brazilian Tax Considerations,” the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax or income tax if applicable. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, shares or ADSs.

A holder of shares or ADSs that is not a U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding. Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are nto subject to back up withholding. A holder of ADSs that is not a U.S. holder may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of U.S. information reporting requirements and backup withholding tax.

Dividends and Paying Agents

We pay dividends on preferred shares and common shares in the amounts and in the manner set forth under “Item 8. Financial Information—Dividend Policy and Payments.”  We will pay dividends in respect of preferred shares represented by Preferred ADSs or common shares represented by Common ADSs to the custodian for the depositary bank, as record owner of the preferred shares represented by Preferred ADSs or the common shares represented by Common ADSs. As promptly as practicable after receipt of the dividends we pay through Citibank N.A. to the custodian, it will convert these payments into U.S. dollars and remit such amounts to the depositary bank for payment to the holders of Preferred ADSs or Common ADSs in proportion to individual ownership.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1200, 30190—131 Belo Horizonte, Minas Gerais, Brazil.

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

Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil. In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of Preferred ADSs or Common ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets. It may not be possible for holders of Preferred ADSs or Common ADSs to effect service of process within the United States upon our executive officers and directors, or to realize in the United States upon judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets. We have been advised by Brazilian counsel, Machado, Meyer, Sendacz e Opice Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, or the persons described above obtained outside Brazil without reconsideration of the merits, is subject to confirmation by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment:

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

We cannot assure you the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the Preferred ADSs and the preferred shares represented by the Preferred ADSs or the Common ADSs and the common shares represented by the Common ADSs.

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

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a judge in Brazil. This requirement does not apply to a proceeding to enforce a foreign judgment which has been confirmed by the Brazilian Superior Court of Justice.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and interest rates.

We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real). Despite the fact that our electricity purchases from Itaipu, which represented R$1,000 million in 2007, are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Exchange Rate Risk

At December 31, 2007, approximately 5.7% of our outstanding indebtedness, or R$390 million, was denominated in foreign currencies, of which approximately 76.9%, or R$300 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2007, we used financial instruments such as interest rate swaps to hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the Certificado de Depósito Interbancário—CDI (Interbank Deposit Certificate) rate. See Notes 2(d), 14, 22, 24 and 25 to our consolidated financial statements.

In 2008, the potential loss we would experience in the event of a hypothetical 20% depreciation of the real against the U.S. dollar would be approximately R$60 million related principally to loans and financing and primarily due to an increase in our real-denominated interest expense, which would be reflected on our income statement. In 2008, a hypothetical 20% depreciation of the real against the U.S. dollar would result in an additional annual cash outflow of approximately R$241.8 million, reflecting the increased cost in reais of servicing foreign currency-denominated indebtedness from loans, financings and debentures and increased purchasing power relating to Itaipu. This sensitivity analysis assumes a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness, the related interest expense and the expenses relating to the purchase of energy from Itaipu are denominated. This sensitivity analysis also assumes that the unfavorable fluctuation in the exchange rate affecting the purchase of energy from Itaipu would affect the annual cash payments but would not affect the expense recorded on the statement of operations, since the additional currency exchange expense would be recorded as a deferred regulatory asset.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2007:

2007
U.S. Dollar
Financing	300

Less Contracted derivative instruments	(122)
178
Japanese Yen	61
Financing	(61)
Less Contracted derivative instruments	—

Other Currencies
Financing	29
Net liabilities exposed to exchange rate risk	207

Interest Rate Risk

At December 31, 2007, we had R$6,814 million in loans and financing outstanding, of which approximately R$6,191 million bore interest at floating rates. Of this R$6,191 million, R$6,087 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$104 million is subject principally to LIBOR.

At December 31, 2007, we had liabilities, net of other assets, that bore interest at floating rates in the amount of R$1,799 million. These assets consisted mainly of our account receivable from the State Government and deferred regulatory assets, partially offset by CCEE obligations, bearing interest at rates tied to IGP-DI and SELIC, respectively, as summarized in the tables below.  A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2007 would result in a potential loss of R$17.99 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$
(Million)
Floating rate debt:
Real-denominated	6,087
Foreign currency-denominated	104
6,191
Fixed rate debt:
Foreign currency-denominated	286

Total	6,477

Total Portfolio Floating Rate
(R$ million)
Assets:
Cash and cash equivalents	1,424

Account receivable from State Government	1,763
Deferred regulatory assets	1,726
Total	4,913

Liabilities:

Account payable to suppliers-payment to generator for energy purchased on the CCEE	(338)
Financings (Floating Rate)	(6,191)
Derivative instruments(1)	(183)
Total liabilities	(6,712)

Total	(1,799)

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Certain of CEMIG’s loans and financing agreements contain covenants that require us to maintain financial ratios, calculated in accordance with Brazilian Corporate Law.  As of December 31, 2007, we were in compliance with all such covenants.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

(a)                                  Evaluation of disclosure controls and procedures

Our Executive Board, including our Chief Executive Officer (“CEO”) and Chief Financial and Investor Relations Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures, and concluded that on December 31, 2007, these disclosure controls and procedures were effective to ensure that information required to be disclosed in our filings and submissions under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b)                                  Management’s annual report on internal control over financial reporting

Our Executive Board, including our CEO and CFO, is responsible for establishing and maintaining effective internal controls over financial reporting.

Our internal controls over financial reporting include policies and procedures that were implemented to provide reasonable assurance as to: (i) the reliability of the recording accounting and financial information; (ii) the preparation of accounting records in accordance with U.S. GAAP; (iii) the processing of payments and receipts in accordance with management authorization; and (iv) the timely detection of inappropriate acquisitions, and the disposal or allocation of material assets. We emphasize that due to their inherent limitations, the possibility exists that these actions may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may decline.

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2007, based on the criteria established in the Integrated Internal Control Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that, for the year ended December 31, 2007, our system of internal controls over financial reporting is effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2007, KPMG Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 and issued an attestation report, which is included below.

The Ethics Committee

Our Ethics Committee was established on August 12, 2004, and is made up of three permanent members and three alternate members. It is responsible for the management, interpretation, dissemination, application and updating of the Code of Professional Conduct.

The Committee receives and investigates all reports of violation of the ethical principles and standards of conduct, provided they are presented in a written document signed by the interested party and addressed to: CEMIG, Av. Barbacena 1200, SA/17th Floor/B2, and accompanied by evidentiary proof. The Committee may also be contacted by e-mail comissaodeetica@cemig.com.br.

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

(c)                                  Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm, On Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of

Companhia Energética de Minas Gerais – CEMIG

Belo Horizonte – MG, Brazil

We have audited Companhia Energética de Minas Gerais – CEMIG and subsidiaries (collectively, “the Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” in Item 15 of this Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Companhia Energética de Minas Gerais – CEMIG and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia Energética de Minas Gerais – CEMIG and subsidiaries as of December 31, 2007, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and our report dated June 27, 2008 expressed an unqualified opinion on those consolidated financial statements.

Belo Horizonte, Brazil

June 27, 2008

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

(d)                                  Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial and Investor Relations Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics was filed with the SEC as Exhibit 11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and is also available on our website at www.cemig.com.br. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at www.cemig.com.br.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by KPMG Auditores Independentes and by Deloitte Tohmatsu Auditores Independentes during the fiscal years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006
	(thousands of reais)
Audit fees	912	955
Tax fees	60	47
Audit-related fees	—	2,080
Total fees	972	3,082

Audit fees. Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independents and Deloitte Touche Tohmatsu Auditores Independentes in 2007 and 2006, respectively, in connection with the audit of our annual financial statements prepared in accordance with the accounting practices adopted in Brazil and the United States and the review of our quarterly statutory financial statements.

Tax Fees. Tax fees are fees for professional services in relation to tax compliance.

Audit-related fees. Audit-related fees for 2007 and 2006 related to internal control review.

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

Item 16D. Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17. Financial Statements

Not applicable.

Item 18.    Financial Statements

Reference is made to pages F-1 through F-72 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•                                          Report of KPMG Auditores Independentes

•                                          Audited Consolidated Balance Sheets as of December 31, 2007 and 2006

•                                          Audited Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2007, 2006 and 2005

•                                          Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005

•                                          Audited Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

•                                          Notes to the Consolidated Financial Statements

Item 19.     Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 25, 2008.

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

4.1

Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2

Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3

First Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4

Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

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

4.13

Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14

Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.15

Summary of Indenture Covering the First Issuance of Commercial Paper Securities, dated July 27, 2006, between CEMIG Distribuição S.A. and Banco do Brasil Banco de Investimentos S.A. (incorporated by reference to Exhibit 4.16 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16

Summary of Indenture Covering the First Issuance of Commercial Paper Securities, dated July 27, 2006, between CEMIG Geração e Transmissão S.A. and Banco do Brasil Banco de Investimentos S.A. (incorporated by reference to Exhibit 4.17 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.17

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG Distribuição S.A. and Unibanco – União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.18

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG Geração e Transmissão S.A and Unibanco – União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.19

Summary of Indenture Covering Public Distribution of the Third Issuance of Commercial Paper Securities, dated June 12, 2007, between CEMIG Distribuição S.A. and CEF – Caixa Econômica Federal. (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224))

4.20	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG Distribuição S.A. and BB Banco de Investimento S.A.

4.21	Summary of Indenture Covering the Second Issuance of Commercial Paper Securities, dated December 21, 2007, between CEMIG Geração e Transmissão S.A. and Caixa Econômica Federal.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Djalma Bastos de Morais
Name:	Djalma Bastos de Morais
Title:	Chief Executive Officer

Date:  June 30, 2008

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

Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential close to 246,621 MW, of which only 29% has been developed, according to the Energy Research Company, or EPE.

The table below shows the installed capacity of electric power generation in the interconnected power system (excluding non-connected systems and self-production capacities), divided into hydroelectric and thermoelectric generation capacity, from 1991 through 2007 in MW.

Year	Hydroelectric	Thermoelectric	Proinfa(*)
1991	45,808	3,789	—
1992	46,995	3,672	—
1993	47,834	3,514	—
1994	49,136	3,490	—
1995	50,582	3,490	—
1996	52,266	3,724	—
1997	53,664	3,730	—
1998	55,519	3,903	—
1999	57,724	4,135	—
2000	59,452	6,217	—
2001	61,044	7,096	—
2002	63,739	10,223	—
2003	66,321	11,000	—
2004	67,012	12,090	—
2005	69,760	12,363	—
2006	71,411	12,701	612	(**)
2007	75,656	13,115	1,021

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

(**)                          Small Hydroelectric Plant – SHP, Small Thermal Plant – STP and Wind Power Plants

Brazil has an installed capacity in the interconnected power system of 89.79 GW, approximately 85% of which is hydroelectric. This installed capacity includes half of the installed capacity of Itaipu — 14,000 MW owned equally by Brazil and Paraguay. According to data from the National System Operator — ONS, Brazil’s installed capacity is projected to increase to approximately 101.703 GW by 2012, of which 20% is projected to be thermoelectric and 80% is projected to be hydroelectric. There are approximately 49,723 miles of transmission lines with voltages equal to or higher than 230 kV in Brazil.

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

Electricity Supply and Demand

Between 1986 and 2007, the consumption of electricity in Brazil grew by approximately 4.0% per year (from 166.7 GWh to 376.9 GWh), the number of consumers increased by approximately 3.4% per year (from 25,900 thousand to 61,178 thousand) and the total installed capacity increased by more than 3.9% per year (from 44,953 MW to 100,346 MW). The following table sets forth the growth in Brazil’s energy consumption, population and growth rate of the gross domestic product, or GDP, from 1986 through December 31, 2007.

Year	Energy Consumption (in GWh) (4)		Energy Consumption (% Growth) (4)	GDP Growth (%) (5)	Population (in millions) (5)
1986	166.7		10.6	7.5	137.7
1987	181.3		7.4	3.5	140.3
1988	191.8		5.8	(0.1)	142.8
1989	200.5		4.5	3.2	145.2
1990	204.4		2.0	(4.3)	147.6
1991	213.5		4.4	1.0	149.9
1992	217.4		1.8	(0.5)	152.2
1993	226.2		4.0	4.7	154.5
1994	231.6		2.4	5.3	156.8
1995	248.7		7.4	4.4	159.0
1996 (1)	259.3		4.3	2.2	161.2
1997	276.8		6.7	3.4	163.4
1998	287.5		3.9	0.0	165.7
1999	292.7		1.8	0.3	167.9
2000	307.5		5.1	4.3	170.0
2001	283.3		(7.9)	1.3	172.4	(2)
2002	290.5		2.5	2.7	174.6	(2)
2003	307.0		5.7	1.1	176.9	(2)
2004	320.8		4.5	5.7	181.6	(2)
2005	334.6		4.3	3.2	184.2	(2)
2006	357.5		3.5	3.8	187.0	(2)
2007	376.9	(4)	5.4	5.4	184.0	(3)

(1)

Figures were changed in the data series from 1996 to 2006, due to a new method of calculation for GDP introduced by the IBGE (Brazilian Statistics Institute). In 2007, according IBGE’s revision, GDP growth for the period 1993-1995, 2005 and 2006 changed.

(2)	IBGE forecast

(3)	IBGE 2007 – Population Count
(4)	EPE (Energy Research Company), linked to the Mining and Energy Ministry (MME).

Between 1986 and the end of 2007, consumption of electricity in Brazil generally grew at a faster rate than Brazil’s GDP, with the exception of 1993 and 1994, during which labor intensive industries lowered their output. Even in years in which the GDP had negative growth, electricity consumption increased. Overall electricity consumption growth averaged 5.6% per year from 1970 to 2007. According to the energy consumption forecast studies of EPE (Energy Research Company) for the 2007 Planning Cycle, the Brazilian consumption growth rate should reach an average of 5.0% per year for the next -five-year period. The following table illustrates the forecasted breakdown of the consumption growth rate per region:

Period	North Integrated	Northeast Integrated	Southeast/ Midwest Integrated	South Integrated	Brazilian Average
2007-2012	5.8%	5.3%	4.4%	5.0%	4.8%

Source: —EPE — Planning Cycle 2007

The following table provides information on the risks of an energy deficit of more than 5% of the market of each subsystem in the south, southeast-center-west, north and northeast regions in the coming years.

	Probability of Electricity Shortfalls (%)
Region	2008	2009	2010	2011	2012
South	6.3	9.1	5.4	6.9	5.9
Southeast/Midwest	5.8	8.8	4.6	6.6	5.5
North	11.6	7.1	4.4	5.5	3.3
Northeast	8.7	8.7	4.6	5.9	3.8

Source: National System Operator — ONS, Monthly Operation Planning, January 2008

The increase in the risk of an energy deficit to more than 5% in 2008, shown in the above table, is due to exclusion from the study of part of the capacity of some natural gas thermal power plants that did not have sufficient fuel to generate energy, based on the test made by the National System Operator, in December 2006. In the forthcoming years, the Brazilian companies that supply oil and natural gas will have a challenge in building the supply of natural gas to meet the needs of the thermal power plants and others consumers of natural gas. In April 2007 Petrobras proposed a plan to increase the production of natural gas, and import LNG, to build the supply of natural gas to meet the needs of the consumption that is forecast. This plan aims to supply the entire needs of the thermal power plants until 2010.

The risks shown in the above table are the result of the operations decision that resulted in the recovery of the reservoir levels in connection with the increase of the thermal generation during the first three months of 2008.  As a result, in 2008 the capacity to meet the load is completely guaranteed, and the risks of a deficit in the next years are approximately 5%.

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

•                                          Changes in controlling interest. The granting authority must previously approve any direct or indirect change in the concessionaire’s controlling interest.

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

Wholesale Energy Market and its successor, the Energy Trading Chamber – CCEE

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

Energy Research Company – EPE

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

Law 9,427/96, as amended by Law 10,762/03, further established that hydroelectric plants with installed capacity of 1,000 kW or less, generation plants classified as small hydroelectric plants, and those with qualifying solar, wind, biomass or cogeneration sources with installed capacity of 30,000 kW or less, used for independent production or self-production, will have the right to a discount of 50% on the rates for use of the transmission and distribution systems, charged on production and consumption of the energy sold. This article of the law was regulated by ANEEL through its Resolutions 077/2004, 247/2006 and 271/2007.

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

Each distribution company’s concession agreement provides for an annual rate adjustment (reajuste I). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index, adjusted by an X Factor.Electricity distribution companies, according to their concession contracts, are also entitled to periodic revisions (revisão periódica) every few years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the X factor, which is based on three components (i) Xc, which is a factor based on our consumer satisfaction as surveyed by ANEEL and is set each year; (ii) Xa, which is a factor based on the difference between the IPCA and IGP-M inflation indexes multiplied by our total personnel costs (since our labor increases are based on the IPCA and our tariff increases are based on the IGP-M) and is set each year; and (iii) Xe, which is a factor based on our productivity gains over a five-year period and is set every five years.

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

Energy purchases, will take place through two types of bilateral contract: (i) Energy Agreements (Contrato de Quantidade de Energia) to be executed with hydroelectric generating units and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the ACR. In this case, the revenue of the generator is guaranteed and the hydrological risk is passed on to distributors. However potential additional costs of the distributors are passed on to consumers. Together, these agreements comprise the energy purchase agreements in the ACR (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEAR).

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

In addition to these auctions, a distribution company may purchase electricity:  (1) from generation companies that are connected directly to the distribution company other than hydroelectric companies with capacity higher than 30MW and certain thermogeneration companies, (2) from electricity generation projects participating in the Proinfa Program, and (3) power purchase agreement entered into before the New Industry Model Law was enacted.

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

One of the factors that contributed to the low participation by private investors in the total amount sold at the First New Energy Auction was the maximum price stipulated by the government for contracting of hydroelectric energy, R$116.00/MWh. Investors considered this amount to be insufficient for the return on investment in almost all the hydroelectric plants. At the same time, all the new projects tendered for were contracted, basically by public-sector companies.

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

In the third new energy auction, it were sold an average of 1,104 MWs in 15-year (thermal) and 30-year (hydro) contracts each beginning in 2011. The average price of this auction was R$128.90/MWh. The average hydroelectric price was R$120.86/MWh and an average of 569 MWs were sold from this source. The average thermal price was R$ 137.44/MWh and with an average of 535 MWs sold from this source.  Cemig Generation and Transmission did not sell energy in this auction. Cemig Distribution bought an average of 48 MW at the average price of the auction.

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

In June 2007, the Electricity Trading Chamber (CCEE), under the coordination of ANEEL, conducted the first Alternative-Sources Electricity Auction, under procedures and conditions set by the Federal Government through the Mining and Energy Ministry (MME). The auction placed a total of 186 average MW — all for supply starting in 2010, under contracts for 30 years (for Small Hydro Plants) and 15 years (for biomass, wind, and other sources). Of the total contracted, 75% was for supply from alternative sources (biomass) and 25% from Small Hydro Plants. The average price of the energy sold at this auction was R$137.90/MWh (R$134.99/MWh for the hydroelectric product and R$138.85/MWh for alternative-sources product).

The total amount of power offered was about 515 average MW, of which only 36% was contracted. Cemig Generation and Transmission did not participate in this auction as a seller; Cemig Distribution bought 81.35 average MW, at the average price of the auction.

In July 2007 CCEE held the fourth new energy auction under the coordination of ANEEL, under procedures and conditions set by the Federal Government through the Mining and Energy Ministry (MME). The auction placed a total of 1,304 average MW — all for 15-year thermal supply contracts starting in 2010. The average price was R$134.67/MWh. Cemig Distribution bought 431.17 average MW. Cemig Generation and Transmission did not sell in this auction.

In September 2007, CCEE conducted the sixth adjustment auction with two products: three-month contracts (October to December, 2007) and one-year contracts (January to December, 2008). The auction placed a total of 6 average MW in three-month contracts, for average price of R$127.05/MWh, and 163.5 average MW in one-year contracts for average price of R$138.34/MWh. Cemig Distribution bought 3.5 average MW in one-year contracts (for 2008) at R$138.74/MWh. Cemig Generation and Transmission sold 60 average MW at R$139.04/MWh.

In October 2007, CCEE held the fifth auction for electricity to be produced by new generation plants, under the coordination of ANEEL, under procedures and conditions set by the Federal Government through the Mining and Energy Ministry (MME). The auction placed a total of 2,312 average MW in 15-year (thermal) and 30-year (hydro) contracts, all for supply starting in 2012, for average price of R$128.73/MWh. From hydroelectric sources a total of 715MW was sold, for R$129.14/MWh. From thermal sources a total of 1,597 average MW was sold, for average price of R$128.37/MWh. Cemig Distribution bought 182.91 average MW in both products, for average price equal to the average price of the auction, and Cemig Generation and Transmission sold 43 average MW of hydroelectric product at R$125.90/MWh.

In December 2007 CCEE held the auction for the Santo Antônio Hydro Power Plant, under the coordination of ANEEL, under procedures and conditions set by the Federal Government through the Mining and Energy Ministry (MME). The auction placed the total of 1,552.60 average MW, corresponding to 70% of the physical guarantee of the power plant, in 30-year contracts at the price of R$78.87/MWh. The contracts are for supply of energy from only these 2 units, starting in 2012, when the first 2 generation units will be in commercial operation. Supply will increase together with the availability of units during the first 3 years until 2016, when it is expected that the total of the energy sold will be completed. Cemig Distribution bought approximately 8% of this energy at the price of the auction.

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

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 25, 2008.

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

4.1

Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2

Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3

First Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4

Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

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

4.13

Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14

Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.15

Summary of Indenture Covering the First Issuance of Commercial Paper Securities, dated July 27, 2006, between CEMIG Distribuição S.A. and Banco do Brasil Banco de Investimentos S.A. (incorporated by reference to Exhibit 4.16 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16

Summary of Indenture Covering the First Issuance of Commercial Paper Securities, dated July 27, 2006, between CEMIG Geração e Transmissão S.A. and Banco do Brasil Banco de Investimentos S.A. (incorporated by reference to Exhibit 4.17 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.17

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG Distribuição S.A. and Unibanco – União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.18

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG Geração e Transmissão S.A. and Unibanco – União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.19

Summary of Indenture Covering Public Distribution of the Third Issuance of Commercial Paper Securities, dated June 12, 2007, between CEMIG Distribuição S.A. and CEF – Caixa Econômica Federal. (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224))

4.20	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG Distribuição S.A. and BB Banco de Investimento S.A.

4.21	Summary of Indenture Covering the Second Issuance of Commercial Paper Securities, dated December 21 , 2007, between CEMIG Geração e Transmissão S.A. and Caixa Econômica Federal.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

Companhia Energética

de Minas Gerais —

CEMIG

Financial Statements as of December 31, 2007 and

December 2006 and for the Years Ended December 31,

2007, 2006 and 2005 and Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Energética de Minas Gerais – CEMIG

Belo Horizonte – MG, Brazil

We have audited the accompanying consolidated balance sheet of Companhia Energética de Minas Gerais – CEMIG and subsidiaries (collectively, “the Company”) as of December 31, 2007, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais – CEMIG and subsidiaries as of December 31, 2007, and the result of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 27, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Belo Horizonte, Brazil

June 27, 2008

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte – MG, Brazil

We have audited the accompanying consolidated balance sheet of Companhia Energética de Minas Gerais – CEMIG and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companhia Energética de Minas Gerais – CEMIG and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 16 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006. Also, as discussed in Note 2 to the consolidated financial statements, the Company adopted the Securities and Exchange Commission’s Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, effective January 1, 2006.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil

June 29, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

(Expressed in millions of Brazilian reais)

	2007	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (note 6)	1,784	1,108
Accounts receivable, net (note 7)	1,684	1,692
Accounts receivable - use of basic transmission network	458	350
Deferred regulatory assets (note 4)	903	1,149
Deferred income taxes benefits (note 5)	71	14
Recoverable taxes (note 8)	689	205
Materials and supplies	35	29
Other	311	231
	5,935	4,778

INVESTMENTS IN AFFILIATES (note 9)	869	762

PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES, NET (note 10)	13,835	13,426

OTHER ASSETS:
Deferred regulatory assets (note 4)	823	1,548
Account receivable from Minas Gerais State Government (note 3)	1,763	1,726
Recoverable taxes (note 8)	316	559
Accounts receivable, net (note 7)	44	50
Deferred income taxes benefits (note 5)	452	175
Escrow deposits (note 11)	282	273
Other	34	22
	3,714	4,353
Total assets	24,353	23,319

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

(Expressed in millions of Brazilian reais, except share amounts)

	2007	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable to suppliers (note 12)	784	768
Payroll and related charges	222	174
Taxes payable (note 13)	559	501
Deferred income taxes (note 5)	140	331
Dividends and interest on capital	874	877
Current portion of long-term financing (note 14)	941	691
Regulatory charges payable (note 15)	384	420
Employee post-retirement benefits (note 16)	89	120
Employee profit sharing (note 21)	100	74
Derivative contracts (note 24)	184	187
Other	236	187
	4,513	4,330
LONG-TERM LIABILITIES:
Long-term financing (note 14)	5,873	5,833
Employee post-retirement benefits (note 16)	2,182	1,666
Deferred income taxes (note 5)	162	130
Accrued liability for contingencies (note 17)	346	280
Accounts payable to suppliers (note 12)	341	264
Taxes payable (note 13)	2	41
Regulatory charges payable (note 15)	15	—
Deferred regulatory liability – special obligations (note 4)	2,459	2,194
Other	236	192
	11,616	10,600

MINORITY INTEREST	—	19
SHAREHOLDERS’ EQUITY: (note 18)
Capital stock -
Preferred – 273,838,953 thousand shares authorized and issued and 273,631,569 outstanding as of December 31, 2007 and 2006.	1,258	804
Common – 212,622,504 thousand shares authorized, issued and outstanding as of December 31, 2007 and 2006.	981	624
	2,239	1,428
Additional paid-in capital	3,170	3,170
Appropriated retained earnings	2,155	2,879
Unappropriated retained earnings	1,670	1,503
Accumulated other comprehensive loss	(1,010)	(610)
	8,224	8,370
Total liabilities and shareholders’ equity	24,353	23,319

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in millions of Brazilian reais, except share and per share amounts)

	2007	2006	2005
NET OPERATING REVENUES:
Electricity sales to final customers (note 19)	10,191	9,319	8,708
Deferred rate adjustment (note 4)	—	—	110
Electricity sales to the interconnected power system (note 19)	1,134	884	237
Use of basic transmission network (note 19)	1,705	1,780	1,523
Other operating revenues (note 19)	236	200	176
Taxes on revenues (note 19)	(3,836)	(3,543)	(3,241)
Total net operating revenues	9,430	8,640	7,513

OPERATING COSTS AND EXPENSES:
Electricity purchased for resale (note 20)	(2,147)	(1,907)	(1,455)
Use of basic transmission network	(564)	(687)	(709)
Depreciation and amortization	(878)	(810)	(669)
Personnel (note 20)	(884)	(1,046)	(779)
Regulatory charges (note 20)	(967)	(1,031)	(983)
Regulatory liability – Special obligations (note 4)	—	(1,057)	—
Third-party services (note 20)	(550)	(475)	(420)
Employee post-retirement benefits (note 16)	(140)	(245)	(257)
Materials and supplies	(148)	(116)	(95)
Provision for loss on deferred regulatory assets (note 4)	(146)	(49)	(183)
Employees profit sharing (note 21)	(455)	(210)	(260)
Other (note 20)	(472)	(234)	(379)
Total operating costs and expenses	(7,351)	(7,867)	(6,189)
Operating income	2,079	773	1,324

FINANCIAL (EXPENSE) INCOME, NET (note 22)	(48)	335	754

NON-OPERATING INCOME
Equity in results of Investments	223	91	29
Gain on sale of Way TV	49	—	—
	272	91	29
Income before income taxes and minority interests	2,303	1,199	2,107
INCOME TAXES (note 5)
Current	(941)	(575)	(271)
Deferred	256	78	(29)
	(685)	(497)	(300)
MINORITY INTERESTS	—	—	2
NET INCOME	1,618	702	1,809
OTHER COMPREHENSIVE INCOME (LOSS):
Pension adjustments (note 16)	(605)	212	38
Deferred income taxes (expense) benefits	205	(72)	(13)
	(400)	140	25
COMPREHENSIVE INCOME	1,218	842	1,834
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating basic earnings	486,254,073	486,254,073	486,254,073
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating diluted earnings	496,094,130	496,837,488	490,434,261
Basic earnings per thousand common and preferred shares - In Brazilian reais	3.33	1.44	3.72
Diluted earnings per thousand common and preferred shares - In Brazilian reais	3.26	1.41	3.69

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in millions of Brazilian reais)

	2007	2006	2005
CAPITAL STOCK:
Preferred -
Balance, beginning of year	804	804	804
Transfer from appropriated retained earnings	454	—	—
Balance, end of year	1,258	804	804

Common -
Balance, beginning of year	624	624	624
Transfer from appropriated retained earnings	357	—	—
Balance, end of year	981	624	624
	2,239	1,428	1,428
ADDITIONAL PAID-IN CAPITAL	3,170	3,170	3,170
APPROPRIATED RETAINED EARNINGS:
Fiscal incentive investment reserve-	45	45	45

Rate shortfall reserve-
Balance, beginning of year	2,648	2,648	2,648
Transfer to capital stock	(811)	—	—
Balance, end of year	1,837	2,648	2,648

Legal reserve-
Balance, beginning of year	186	100	—
Transfer from unappropriated retained earnings	87	86	100
Balance, end of year	273	186	100
	2,155	2,879	2,793
UNAPPROPRIATED RETAINED EARNINGS:
Balance, beginning of year	1,503	2,367	2,449
Cumulative effect adjustment for adoption of SAB 108, net of tax	—	(133)	—
Net income	1,618	702	1,809
Transfer to appropriated retaining earnings	(87)	(86)	(100)
Dividends and interest on capital	(1,364)	(1,347)	(1,791)
Balance, end of year	1,670	1,503	2,367
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year	(610)	(506)	(531)
Adjustment to initial adoption SFAS Nº 158, net of tax	—	(244)	—
Other comprehensive income (loss)	(400)	140	25
Balance, end of year	(1,010)	(610)	(506)
Shareholders’ equity at end of year	8,224	8,370	9,252

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in millions of Brazilian reais)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,618	702	1,809
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	878	810	669
Deferred regulatory assets and liabilities	—	(70)	(186)
Monetary variation and exchange rate variation gain	(810)	(309)	(866)
Loss on disposal of property, plant and equipment	37	21	52
Employee post-retirement benefits	106	193	189
Provision for contingencies and doubtful accounts receivable	70	(97)	19
Regulatory liability – special obligations	—	1,057	—
Provision (reversal) for loss on account receivables from Minas Gerais State Government	372	(99)	(223)
Provision for loss on deferred regulatory assets	146	49	183
Deferred income taxes	(256)	(78)	29
Equity in results of investments	(223)	(91)	(29)
Other	49	(2)	1

Decrease (increase) in operating assets-
Accounts receivable	7	(263)	(188)
Recoverable taxes	(237)	(229)	(311)
Accounts receivable – use of basic transmission network	(108)	(47)	(275)
Regulatory assets	965	1,053	601
Other	229	71	61

Increase (decrease) in operating liabilities-
Accounts payable to suppliers	(41)	(102)	89
Payroll and related charges	48	—	(15)
Taxes payable	4	(236)	(259)
Regulatory charges payable	(32)	79	153
Accrued interest on long-term financing and short-term loans	(77)	(38)	78
Other	91	(88)	194
Net cash provided by operating activities	2,836	2,286	1,775

	2007	2006	2005

CASH FLOWS FROM INVESTING ACTIVITIES
Escrow deposits	(17)	(190)	(5)
Acquisition of investments in affiliates	(26)	(568)	(32)
Acquisition of property, plant and equipment	(1,120)	(1,328)	(1,511)
Proceeds from sale of affiliates	49	—	—
Net cash used in investing activities	(1,114)	(2,086)	(1,548)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	589	2,248	1,515
Repayment of long-term financing and short-term loans	(1,134)	(1,817)	(818)
Proceeds from short-term loans	833	1,200	—
Dividends and interest on capital paid	(1,334)	(2,072)	(491)
Net cash provided by (used in) financing activities	(1,046)	(441)	206
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	676	(241)	433
CASH AND CASH EQUIVALENTS:
Beginning of the year	1,108	1,349	916
End of the year	1,784	1,108	1,349
	676	(241)	433
SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	1,091	696	735
Interest paid, net of interest capitalized	672	756	500
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Accounts receivables from State Government offset by dividends	122	79	77
Debentures issued related to Irapé power plant offset by dividends	—	30	23
Property plant and equipment increase on the special obligation recognition	—	1,137	—

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

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

As the majority of its subsidiaries are concessionaires of electric utility services, they are subject to regulations set by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or “ANEEL”), an agency of the Brazilian Federal Government (the “Federal Government”).

The Company’s consolidated operating subsidiaries as of December 31, 2007 are as follows (the information related to capacity has not been audited by the independent auditors):

•                  Cemig Geração e Transmissão S.A. (“Cemig Geração e Transmissão”) (100.00% interest) – Electric power generation and transmission, through 46 plants – (43 hydroelectric, 1 wind and 2 thermoelectric plants) – and transmission lines mostly belonging to the basic grid of the Brazilian generation and transmission system. Cemig Geração e Transmissão S.A. has interests in the following development-stage companies, of which only Cemig Baguari Energia was consolidated.

•                  Hidrelétrica Cachoeirão S.A. (“Cachoeirão”) (jointly controlled - 49.00% interest) –Generation and sale of electric energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The power plant is under construction, with startup expected in September 2008. It will have generation capacity of 27 MW;

•                  Guanhães Energia S.A. (“Guanhães”) (jointly controlled – 49.00% interest) - Generation and sale of electric energy through the construction and commercial operation of the following Small Hydro Plants: Dores de Guanhães; Senhora do Porto; and Jacaré, located in the municipality of Dores de Guanhães; and Fortuna II, located in the municipality of Virginópolis, in Minas Gerais State. The plants are in the construction phase, with operations scheduled to begin in 2009, and will have aggregate installed capacity of 44 MW;

•                  Cemig Baguari Energia S.A. (“Baguari”) (subsidiary – 100.00% interest) - Generation and sale of electric energy as an independent power producer. Cemig Geração and Transmissão expects to transfer the assets from the Baguari Consortium to this subsidiary. Operational startup of this plant is scheduled for 2009;

•                  Madeira Energia S.A. – (jointly controlled – 10.00% interest) - Implementation, construction, operation and commercial operation of the Santo Antônio hydroelectric plant in the Madeira River Basin, in the State of Rondônia, with power of 3,150 MW and commercial start up scheduled for 2012;

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

•                  Empresa de Infovias S.A. (“Infovias”) (100.00% interest) - Rendering telecommunication services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment;

•                  Efficientia S.A. (“Efficientia”) (100.00% interest) - Rendering efficiency, optimization and energy solutions services through studies and carrying out projects, as well as providing operating and maintenance services, to energy supply facilities;

•                  Horizontes Energia S.A. (“Horizontes”) (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina;

•                  Central Termelétrica de Cogeração S.A. (“Cogeração”) (100.00% interest) – Generation and sale of electric energy, as an independent power producer, through the construction and operation of the Barreiro thermoelectric power plant, located on Vallourec & Mannesmann Tubes’s facilities, in Minas Gerais State. The concession was transferred to UTE Barreiro S.A. in the first quarter of 2006;

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

•                  UTE Barreiro S.A. (100.00% interest) - Generation and sale of electric energy, as an independent thermoelectric power producer, at the Central Termelétrica Barreiro (“UTE Barreiro”) located at the facilities of Vallourec & Mannesmann Tubes, in Minas Gerais State. The concession was received from Central Termelétrica de Cogeração S.A. in the first quarter of 2006;

•                  Cemig Trading S.A. (100.00% interest) – a development stage enterprise engaged in the purchase and sale of energy.

The Company also has the following equity interests:

•                  Rio Minas Energia Participações S.A .(“RME”) (jointly controlled - 25.00% interest) – holding company with 52.25% (see note 9) interest of Light Serviços de Eletricidade S.A. (electric power distribution) with 3.9 million consumers and Light Energia S.A.(electric power generation) with 855 MW;

•                  Companhia de Gás de Minas Gerais - GASMIG (“GASMIG”) (jointly controlled - 55.19% interest) - Acquisition, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to distribute gas in the State of Minas Gerais. GASMIG’s bylaws also permit the performance of activities related to the exploration, production and storage of natural gas; these activities, however, are not currently being performed;

•                  Companhia Transleste de Transmissão (“Transleste”) (jointly controlled - 25.00% interest) – Operation of the 345 KV transmission line (“TL”) connecting the substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant;

•                  Companhia Transudeste de Transmissão (“Transudeste”) (jointly controlled - 24.00% interest) – Construction and operation of the 345 KV TL Itutinga – Juiz de Fora;

•                  Companhia Transirapé de Transmissão (“Transirapé”) (jointly controlled - 24.50% interest) – Construction and operation of the 230 KV TL Irapé – Araçuaí;

•                  Empresa Paraense de Transmissão de Energia S.A.(“ETEP”) (jointly controlled - 18.19% interest) – Electric energy public service concessionaire with 500KV transmission line (“TL”) from Tucuruí substation to Vila do Conde substation, located in the state of Pará. The acquisition of 18.19% of the capital stock of ETEP was completed in August 2006 (see note 9);

•                  Empresa Norte de Transmissão de Energia S.A.(“ENTE”) (jointly controlled - 18.35% interest) – Electric energy public service concessionaire with two transmission line (“TL”) of 500 KV, one from Tucuruí substation to Vila do Conde substation, located in the state of Pará and the other from Marabá substation to Açailândia substation, located in the state of Maranhão. The acquisition of 18.35% of the capital stock of ENTE was completed in August 2006 (see note 9);

•                  Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled – 18.35%) - Electric energy public service concessionaire with 230 KV transmission line (“TL”) from Vila do Conde substation to Santa Maria, located in the state of Pará. The acquisition of 18.35% of the capital stock of ERTE was completed in August 2006 (see note 9);

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled – 15.80%) - Electric energy public service concessionaire with 500 KV transmission line (“TL”) between its substation of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. The acquisition of 15.80% of the capital stock of EATE was completed in August 2006 (see note 9);

•                  Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled – 7.50%) - Electric energy public service concessionaire with 525 KV transmission line (“TL”) from Campos Novos substation to Blumenau substation, both located in the state of Santa Catarina. The acquisition of 7.50% of the capital stock of ECTE was completed in August 2006 (see note 9).

CEMIG also has interests in the following development-stage companies as of December 31, 2007:

•                  Companhia de Transmissão Centroeste de Minas (“Centroeste”) (jointly controlled - 51.00% interest) – Construction and operation of the 345 KV Furnas – Pimenta transmission line;

•                  Transchile Charrúa Transmisión S.A. –  (“Transchile”) (jointly controlled – 49.00% interest) – Installation, operation and maintenance of the Charrúa – Nueva Temuco 220 kV transmission line and two transmission line sections in the Charrúa and Nueva Temuco sub-stations, in the central region of Chile;

•                  Focus Soluções Tecnológicas S.A. (“AXXIOM”) (jointly controlled – 49.00% interest) - Formed in August 2007 to provide services of implementation and management of systems for electricity sector companies. Start of operations is scheduled for 2008.

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

In addition to the adjustments of Parcel A and Parcel B costs mentioned above, the electricity sales concessions provide for an annual rate adjustment based on several factors, including inflation. In addition, as a result of regulatory changes in December 2001, the Company may now request rate adjustments arising from significant events that disrupt the economic and financial equilibrium of its business. Other normal or recurring factors (such as increases in purchased power costs, taxes on revenue generated or local inflation) are also allowed to be offset through specific rate increases. When making a request for such rate increase, the Company is required to prove the financial impact of the cited events in its operations. See notes 2 and 4.

Under the law creating the new model for the industry, a generation company is not allowed to sell energy directly to the distribution company. As a result, the Company has to sell its electricity in a regulated market through public auctions conducted by ANEEL, or in the Free Contracting Environment (the “ACL”).  Legislation allows distributors that contract with the generation company under the Regulated Contracting Environment (the “ACR”) to reduce the quantity of energy contracted up to a certain limit.

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

(a)          Basis of presentation - The financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Company’s statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are prepared and filed in accordance with the specific rules of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”) and ANEEL. The Company has made certain reclassification on prior years balances, in order to improve comparison with its current Consolidated Financial Statements.

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

(g)           Investments in affiliates - The Company’s investments in affiliated companies in which the Company has the ability to exercise significant influence, but not control, are accounted for using the equity method of accounting.

(h)              Property, plant and equipment – These assets are recorded at acquisition or construction cost, restated to reflect price-level changes through December 31, 1997. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with Statement of Financial Accounting Standards SFAS Nº 34 “Capitalization of Interest Cost”. Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets under construction in progress. The net results of disposals of fixed assets are recorded as part of operating income.

Property, plant and equipment are depreciated using the straight-line method, at annual rates based on the estimated useful life of assets, in accordance with ANEEL regulations and industry practice adopted in Brazil, or residual value at the end of the concession period, and that the residual value at the end of the concession period will be at least the book value of the property, plant and equipment under Brazilian GAAP, which is equal to the amount to be reimbursed by the Brazilian government at that time. Intangibles are amortizated using the straight-line method until the end of the concession period.

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

(j)                 Revenues, costs and expenses - Revenues, costs and expenses are recognized on an accrual basis. Revenue is recognized when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our rates have been fixed or are determinable, and collectibility is reasonably assured regardless of when cash is received.

Revenues from the sale of electricity generation are recorded based upon the output delivered provided at rates as specified under contract terms or prevailing regulatory rates. Electricity distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month.

Use of basic transmission network revenues are recorded when earned and billed monthly, according to the revenue established through the concession contracts. In certain contracts, revenues to be earned in the final 15 years are 50.0% lower than those in the first 15 years of the concession. The Company recognizes revenue on these contracts on a straight-line basis, in accordance with the nature of the services provided.

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

                            CEMIG has adopted FIN 48 in 2007, “Accounting for Uncertainty in Income Taxes”, that prescribes a recognition threshold and measurement attribute for the financial statement of a tax position taken or expected. This Interpretation resulted in increased relevance and comparability in financial reporting of income taxes because all tax positions accounted for in accordance with FASB Statement 109, Accounting for Income Taxes, will be evaluated for recognition, derecognition, and measurement using consistent criteria. The adoption of FIN 48 did not result any adjustment in the financial statements of the Company.

(l)      Contingencies - The Company records provisions for contingencies when the loss is considered to be probable and reasonably estimable, in accordance with SFAS Nº 5 “Accounting for Contingencies”.

(m)    Employees’ benefit plans - The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. The Company has also established post-retirement health care plans and dental plans and pays life insurance premiums for its retirees. The Company accounts for the plans according to the provisions of SFAS Nº 87, “Employers’ Accounting for Pensions”, SFAS Nº 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”. On December 31, 2006, the Company adopted the provisions of SFAS Nº 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” provisions related to recognition and disclosures, which requires an employer to recognize the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The impact of the adoption of SFAS Nº 158 was a charge of R$244, net of income taxes, recorded directly in accumulated other comprehensive income (AOCI) in 2006. The Company has disclosed information about pension plans and other postretirement benefit plans as required by SFAS Nº 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”

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

(o)         Comprehensive income (loss) - CEMIG reports comprehensive income (loss) in accordance with SFAS Nº 130 “Reporting Comprehensive Income” and has elected to present it in the statement of operations. The components of accumulated other comprehensive loss are as follows:

	2007	2006

Under-funded status of postretirement benefit plans	1,530	925
Income tax	(520)	(315)
Total accumulated other comprehensive loss	1,010	610

(p)         Regulation and deferred regulatory assets and liabilities - As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company´s distribution business is subject to the provisions of SFAS Nº 71 “Accounting for the Effects of Certain Types of Regulation. The rate-setting structure in Brazil is now designed to provide for recovery of the Company’s allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the “General Agreement”) with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001 and 2002. The increased rates will be in force in the electricity industry for an average period of 74 months as from January 2002. As of December 31, 2007, the asset of R$35 (note 4) recognized by the Company represents the amount expected to be recovered until February, 2008, in accordance with Emerging Issues Task Force (“EITF”) Nº. 92-7 “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”. The balances of the deferred regulatory assets are periodically compared with the Company’s recoverability projections, which are reviewed by Management depending on market events, changes in regulation and related circumstances. The respective provision for losses is adjusted accordingly.

The General Agreement also addressed Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes not controlled by the Company. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. The General Agreement provided a tracking account mechanism, created in October 2001 through Executive Order No. 296, to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable through the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001, except for the system services charges from September 2000 (as allowed by ANEEL). (See note 4).

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

On October 31, 2006, ANEEL issued a new regulation which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other items, that beginning on the date of the next respective tariff revision, the special obligations will be amortized as a reduction of net allowable costs over future periods, therefore reducing tariffs. Consequently, in accordance with SFAS Nº 71, the special obligations became a regulatory liability as a result of this new regulation.

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

As mentioned in note 3, the Company has a contingent obligation to issue capital stock in connection with payments received on the account receivable from the State Government. The issuance of such capital stock dividend will occur through the transfer of the balance in the Rate Shortfall Reserve account in appropriated retained earnings to capital stock, having no net effect on shareholders’ equity.

This accounts receivable is currently being paid with dividends due to the State Government. Shares to be issued in connection with this obligation are considered dilutive for purposes of calculating earnings per share only when all necessary conditions for their issuance have been satisfied. The Company believes that as of the balance sheet date, all of the conditions for issuance of a capital stock dividend in connection with payments received on the accounts receivable from the State Government have not been satisfied since (i) the issuance of shares is still subject to approval by either CEMIG’s annual or extraordinary shareholders’ meeting, as required by Brazilian Corporate Law and CEMIG’s bylaws and (ii) CEMIG may use the Rate Shortfall Reserve account for other purposes, which would relieve the Company of the obligation to issue such capital stock dividend. Therefore, the Company has not included these shares in the computation of basic earnings per share in accordance with paragraph 10 of SFAS Nº 128.

At December 31, 2007 and 2006, the Company has obligation to issue shares in connection with dividends destined to offset the related receivable that are included in the weighted average shares outstanding. The following share information has been retroactively restated to reflect the stock split:

	2007	2006
Basic weighted average shares outstanding	486,254,073	486,254,073
Dilutive effect shares to be issued in connection with the account receivable from the State Government.	9,840,057	10,583,415
Diluted weighted average shares outstanding	496,094,130	496,837,488

(r)            Segment information - The Company currently operates in the power generation and transmission, and distribution of energy segments. Until December 31, 2004, the Company’s electric energy business was managed centrally on the basis of the consolidated results of the generation, transmission and distribution operations and, accordingly, the electric energy business represented a single segment per the criteria described in SFAS Nº 131- “Disclosures about Segments of an Enterprise and Related Information” at that time. As described in note 30, the Company restructured its operations on January 1, 2005 to separate its generation and transmission and distribution activities.

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

(t)            Effects of correcting prior year misstatements - In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (Topic 1N) “Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality. There were two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. Historically, the Company used the “rollover” method. Under this method the Company quantified its financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of prior-year misstatements to be material to the Company’s financial statements. SAB 108 required that the Company must consider both the rollover and iron curtain methods (“dual method”) when quantifying misstatements in the financial statements.

The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of 2006, irrespective of the misstatement’s origination. Upon adoption, SAB 108 permits the Company to adjust for the cumulative effect of errors that were previously considered immaterial under the rollover method that were in the previous year considered material under the dual method.

The SAB 108 adjustment affects the carrying amount of assets and liabilities as of the beginning of 2006, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. The adoption of SAB 108 resulted in a cumulative effect adjustment of R$133, net of taxes, to the opening balance of unappropriated retained earnings.

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

The CRC Agreement was modified by certain amendments commencing in 2001 that addressed issues relating to remuneration of the receivable and certain guarantees relating to dividend retention by the State government. Prior to the Fourth Amendment described below, a portion of the receivable was not guaranteed by the State Government. Consequently, the Company had recognized a provision amounting to the full unguaranteed amount which was R$1,845 as of December 31, 2004.

a) Fourth Amendment to the CRC Agreement

The Extraordinary Shareholders Meeting which commenced on December 30, 2005, and ended on January 12, 2006, approved the Fourth Amendment to the CRC Agreement which extended the guarantee relating to dividends payable to the State Government to the full balance receivable and changed the remuneration to IGP-DI plus annual interest of 8.18% per year. The balance is payable in 61 semi-annual installments which are due on June 30 and December 31 of each year, retroactively as from December 2004. The payments are being made by withholding 65.00% of the regular dividends and interest on capital due to the State Government. The dividends withheld is being used in the following order: (i) the settlement of past due installments, (ii) the settlement of the semi-annual installments, (iii) the pre-payment of up to 2 installments; and (iv) the payment of the remaining principal.

On December 31, 2007, the installments of the contract coming due on June 30, and December 31, 2008 had been received in advance.

Following are the balances of the CRC Agreement and related provision for losses for 2007 and 2006:

	2007	2006

CRC Agreement – balance on December 31	3,661	3,252
Provision	(1,898)	(1,526)
Net – balance on December 31	1,763	1,726

The changes in its provision for losses with respect to the account receivable from the Minas Gerais State Government are as follows:

	2007	2006	2005

Balance at beginning of the year	1,526	1,625	1,848
Provision (reversion) for the year recorded on financial revenue	372	(99)	(223)
Balance at end of the year	1,898	1,526	1,625

The dividends and Interest on Equity to be distributed to stockholders arising from net income recorded for the period ended of December 31, 2007, proposed by the Executive Board and the Board of Directors, and approved by the General Stockholders Meeting on April 25, 2008 are recorded as Current liabilities. Of the dividends to be distributed, R$193 is payable to the government of the State of Minas Gerais, and R$126 will be retained for settlement of part of the CRC Agreement. The remaining amount of R$67 will be paid in cash to the government of the State of Minas Gerais.

In connection with the Fourth Amendment, the Company committed to comply with financial covenants which are calculated based on the financial statements prepared in accordance with Brazilian GAAP:

Target Description – According to Brazilian GAAP	Index Required
Indebtedness (1)/EBTIDA (2)	Less than 2
Indebtedness(1) / Indebtedness plus Shareholders Equity	Less than or equal to 40.00%
Capital expenditures	Less than or equal to 40.00% of EBTIDA (3)

(1) Indebtedness = total consolidated short-term and long-term financing

(2) EBTIDA = Earnings before interest, income taxes, depreciation and amortization.

(3) For the years of 2006 and 2007 the indices required were 65.00% and 55.00% respectively.

In the event the Company does not comply with the above covenants, the non-compliance is reported and addressed by the Company’s Board of Directors. As of December 31, 2007, the Company is in compliance with the above covenants.

b) Creation of Cemig CRC Account Securitization Fund

In January 2006, the Company created the CEMIG CRC Account Securitization Fund (FIDC) and assigned the accounts receivable under the CRC Account Agreement to the fund. The book value of the CRC Account receivables that were transferred to the FIDC in January 2006 was R$1,659. A portion of the FIDC was used by the Company to obtain R$900 in financing in the form of senior quotas issued by the FIDC. The senior quotas accrue interest based on CDI plus 1.7% per year and are being amortized in 20 semi-annual installments. The senior quotas were acquired by financial institutions and are guaranteed by CEMIG. Consequently, the FIDC is fully consolidated by the Company and the senior quotas are recorded as Long-term financing.

4. DEFERRED REGULATORY ASSETS AND LIABILITIES

The components of the deferred regulatory assets and liabilities are as follows:

	December 31,
	2007	2006
Energy Rationing Plan - Extraordinary rate adjustment:
Revenue losses incurred during the rationing period	35	209
Amounts to be transferred to generators	334	337
	369	546

Energy transactions on CCEE/MAE during the rationing plan	413	403
Provision for loss on Transactions on the CCEE/MAE	(391)	(245)
	22	158
Additional Parcel A costs:
- Period from January 1, 2001 to October 25, 2001	708	632
- Period from October 26, 2001 and thereafter	(35)	143

Deferred rate adjustment	545	919
PIS-PASEP/COFINS	117	299

Special obligations	(2,459)	(2,194)
	(733)	503

Current assets	903	1,149
Other assets	823	1,548
Long-term liabilities	2,459	2,194

The regulatory assets related to the Energy Rationing Plan, Energy transactions on CCEE/MAE and additional Parcel A costs bear interest at the SELIC (Brazilian benchmark interest rate) rate. The deferred rate adjustment and PIS-PASEP/COFINS regulatory assets are restated based on IGP-M (General Market Price Index). These assets are being recovered based on the rate adjustment on April 8, 2007. CEMIG estimates the remaining recovery period for these assets at December 31, 2007 to be substantially less than 24 months, except for a portion of the Parcel A costs, related to the period from January 1, 2001 to October 25, 2001, for which the recovery period, established by the regulatory agency, will commence in March 2008. The Company expects to recover that asset by 2010.

The Company has not recorded VAT related to the above items. The VAT, amounting to R$234 as of December 31, 2007 (R$406 as of December 31, 2006), will be assessed when these amounts are invoiced to the customers as a gross-up to the revenue invoiced. The VAT collected will then be passed on to the state tax authorities, resulting in no effect on net operating revenues. VAT is not assessed on Parcel A costs and PIS-PASEP/COFINS.

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

The General Agreement addressed margin losses incurred by the electric distribution and generation companies during the period of the Energy Rationing Plan and the costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or “MAE”), succeeded by the Câmara de Comercialização de Energia Elétrica – CCEE (“CCEE/MAE”), up to December 2002. These items are being recovered by an extraordinary rate adjustment as follows:

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

These assets, which are being reimbursed through the special rate adjustment are monetarily restated based on SELIC from January 1, 2002. The extraordinary rate adjustment regulatory asset had its maximum recovery period, initially established as being 82 months, reduced to 74 months, from January 2002 to February 2008, pursuant to ANEEL’s Resolution No. 1 dated January 12, 2004. During the years ended December 31, 2007, 2006, and 2005, the Company collected R$302, R$257, and R$261, respectively, as a result of application of the extraordinary rate adjustment. Management periodically reviews its projections and, in the event that the estimates change in the future, the allowance will be adjusted as appropriate.

The recovery of the credits through the extraordinary rate adjustment regulatory asset, in accordance with ANEEL´s Resolution 45, from March 3, 2004, is carried out in the ratio of 64.29% and 35.71% for the credits relating to revenue losses and amounts to be transferred to generators, respectively.

(a.1) Recovery of revenue losses incurred during the period of the Energy Rationing Plan:

CEMIG recorded a regulatory asset under U.S. GAAP amounting to R$35 as of December 31, 2007 (R$209 as of December 31, 2006), in accordance with the consensus reached by the FASB’s - EITF Issue Nº 92-07, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs”.

(a.2) Amounts to be collected from consumers and transferred to generators:

Amounts represent losses incurred by the generation companies that bought power in the MAE, held in 2004 by the Electric Power Trading Chamber (“CCEE/MAE”), in the period from June 1st, 2001 until February 28, 2002, with prices exceeding the amount of R$49.26/MWh (“free energy”). These amounts are being collected by the Company and passed on to the generation companies (see note 12). This asset includes taxes on revenues and regulatory charges. When the amounts are received by the consumers, the amounts relating to taxes on revenue and regulatory charges are paid directly to the Federal Government.

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

Provision for losses

As described above, the Company receives RTE amounts from other distribution companies. ANEEL established a time limit for these distribution companies to collect RTE from their respective consumers. In the event that these companies do not collect the full amount, the Company will not receive the recorded asset. During 2007, the Company prepared an analysis to estimate whether these amounts will be collected by the respective distribution companies and based on this analysis, a provision for losses was recorded amounting to R$391 as of December 31, 2007.

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

(c.2) Additional Parcel A Costs from October 26, 2001 and thereafter

On October 25, 2001, the Federal Government, through Executive Act Nº 296, created a tracking account mechanism to control the variation of Parcel A costs for rate adjustment calculation purposes. This account is comprised of the amounts resulting from the difference between the Parcel A costs actually incurred, from October 26, 2001 and thereafter, and the estimated Parcel A costs used for purposes of computing the annual rate adjustment as of April 8, 2001.

The amounts determined for the Parcel A costs for the period from October 26, 2001 and thereafter are recorded as deferred regulatory assets or liabilities, as follows:

Parcel A Items	December 31, 2007	December 31, 2006

System service charges	20	44
Electricity purchase rate	(36)	100
Itaipu Binacional electricity transport rate	(1)	4
Fuel usage quota – CCC	(27)	(10)
Rate for use of basic transmission network	(11)	(21)
Energy development account quota – CDE	10	8
Charges for use of water resources	3	7
Incentive program for Alternative Electric Power Sources - PROINFA	7	11
	(35)	143

The above-mentioned amounts are restated based on the SELIC through annual rate adjustments.

(d) Deferred rate adjustment

ANEEL Resolution No. 71, dated April 4, 2004, determined that the rate adjustment that should have been applied to the Company’s rates on April 8, 2003 was 44.41%, instead of 31.53% which was originally applied. The difference will be included by ANEEL in the future rate adjustments. The percentage difference of 12.88% (in absolute terms) will be offset through an increase of R$301, in April 2003 values, in each one of the tariff adjustments scheduled to take place in 2004 through 2008, including monetary restatement calculated based on IGP-M variation plus 11.26% interest.

	December 31,
	2007	2006

Deferred rate adjustment – since April 8, 2003	950	950
Interest (defined by Aneel – 11.26% per year)	434	351
Monetary restatement – IGP-M Index	190	137
(-) Amounts collected	(1,029)	(519)
	545	919

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

On October 31, 2006, ANEEL issued a new regulation which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other items, that beginning on the date of the next respective tariff revision, the special obligations will be amortized as a reduction of net allowable costs over future periods, thereby reducing tariffs. Consequently, in accordance with SFAS Nº 71, the special obligations became a regulatory liability as a result of this new regulation.

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

5. INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution tax on income (which is an additional federal income tax). The statutory annual rates applicable are 25% for federal income tax and 9% for social contribution tax.

The income taxes are calculated on individual basis for each subsidiary and according to the Brazilian tax law can not be consolidated.

(a) Income tax reconciliation:

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,
	2007	2006	2005

Income before income taxes and minority interests	2,303	1,199	2,107
Income taxes (34%)	(783)	(407)	(716)
Effects of:
Tax benefit (expense)-
Interest on capital	—	57	216
Reversal on account receivable from State Government (1)	—	143	76
Social Contribution on Complementary Monetary Restatement	—	(3)	51
Adjustment on Deferred regulatory liabilities – special obligations (2)	—	(359)	38
Equity in Investees	77	30	7
Valuation allowance	14	—	—
Others	7	42	28
Income tax expense	(685)	(497)	(300)
Current	(941)	(575)	(271)
Deferred	256	78	(29)
Income tax expense	(685)	(497)	(300)

The effective rates of the income tax expense are 30% in 2007, 41% in 2006 and 14% in 2005.

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

The amount of interest on capital is deductible for income taxes purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. The interest on capital is recorded in tax and accounting books as financial income, when declared by subsidiaries, and as financial expense when declared to be paid to stockholders. However, for financial statements presentation, the Company considers the substance of the transaction. As such, interest on capital is considered as dividends received or paid, with no effect in the statements on income. In the financial statements, those dividends are reclassified, which means that interest on capital received is credited to investments and interest on capital paid is debited to retained earnings, while the income tax effects remain in statement of operations.

(1) Due to the transfer of CRC Agreement receivables to the FIDC, described on note 3, the provision for losses arising from the difference between the gross asset and the recorded amount of CRC agreement became deductible for income taxes purposes according to the Brazilian Corporate and Taxes Laws.

(2) As a consequence of changes in ANEEL’s regulations in 2006, mentioned on Note 4, item “f”, the Company recorded an expense in the 2006 Statement of operations in the amount of R$1,057 related to the portion of special obligations previously charged against property, plant and equipment and which were previously depreciated by the Company for regulatory purposes.

(b) Analysis of deferred tax balances:

As of December 31, 2007 and 2006, the deferred tax balances have been computed using a 34% rate, which is the enacted tax rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

	December 31,
	2007	2006

Deferred Tax Assets:
Tax loss carryforwards	548	571
Employee post-retirement benefits	411	199
Provision for contingencies	95	75
Provision for doubtful accounts	110	108
Temporary difference on regulatory assets	451	132
Other temporary differences	2	20
Total gross deferred tax assets	1,617	1,105

Offset balance between assets and liabilities	(657)	(493)

Valuation allowance on realization of deferred tax balances	(437)	(423)
Net deferred tax assets	523	189

Deferred Tax Liabilities:
Temporary difference on regulatory assets	(674)	(609)
Effects of differences between book and tax basis of property, plant and equipment.	(285)	(334)
Other temporary differences	—	(11)
Total gross deferred tax liabilities	(959)	(954)

Offset balance between liabilities and assets	657	493

Net deferred tax liabilities	(302)	(461)

Net deferred tax	221	(272)

Current Assets	71	14
Other Assets	452	175
Current Liabilities	(140)	(331)
Long-term Liabilities	(162)	(130)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2007. The amount of the deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

Income Tax Loss Carryforwards may be offset against a maximum of 30% of annual taxable income and do not expire under Brazilian tax law.

Considering, as mentioned before, that the Brazilian Tax Law permits companies to benefit from the payment of interest on capital and deduct such payments from their taxable income, the Company adopted the tax position of paying interest on capital to their shareholders. According to our tax planning strategy, after utilizing a balance of withholding taxes currently recorded as “Recoverable Taxes” in the next few years, we will distribute interest on capital in an amount that will reduce our taxable income to close to or equal to zero.  As a consequence, this alternative should eliminate the payment of the income and social contribution taxes by Cemig Holding and the tax losses carryforwards would not be recovered.

As previously mentioned, the Company considers the payment of interest on capital as part of its tax-planning strategies and also considers that the payment of interest on capital in the future is a better alternative than the recovery of its tax loss carryforwards. Therefore, there is recorded a valuation allowance on its Financial Statements in the amount of R$437 as of December 31, 2007 related to tax toss carryforwards not expected to be recovered.

The valuation allowance for deferred tax assets as of December 31, 2006 and 2005 was R$ 423 and zero, respectively. The net change in the total valuation allowance was an increase of R$ 14 in 2007, increase of R$ 423 in 2006 and zero in 2005.

	Income Tax		Social Contribution		Total
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007	2006

Entity
Basis of NOL carryforward:
CEMIG	1,521	1,576	1,539	1,576	—	—
Infovias	92	108	92	108	—	—

Tax rate	25%	25%	9%	9%	—	—

Deffered Tax Assets
CEMIG	380	394	139	142	519	536
Infovias	22	26	7	9	29	35
Total	402	420	146	151	548	571

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of FIN 48, the company did not record any further tax benefit related to uncertainty in income taxes, beyond those already recorded. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Principal
Balance at December 31, 2006	28
Increase related to current year tax positions	4
Balance at December 31, 2007	32

Included in the balance of total unrecognized tax benefits at December 31, 2007, are potential benefits of R$32 that has been mentioned above, if recognized, would affect the effective rate on income from continuing operations. The increased refers substantially to tax payable - suspended liabilities described in note 17(c). It was included R$1 of interest and penalties related to unrecognized tax benefits in the statements of operations of the current year, and the cumulative amount of interest and penalties as of December 31, 2007 was R$22.

The Company and its subsidiaries file federal income tax returns only in Brazil (except Transchile Charrua Transmission S.A. which domiciled in Chile and is in a start-up phase). All income before taxes is from Brazilian sources. For years before 2003, the Company is no longer subject to Brazilian federal income tax examinations. All income before taxes, minority interest and related income taxes are from Brazilian sources. The main lawsuits challenge by the Brazilian Revenue Service are described in note 17. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company does not predict that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company’s policy is to record penalties and interests related to unrecognized tax benefits as financial expenses in the consolidated statements of income.

6. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

	December 31,
	2007	2006

Cash on hand and in banks	360	100
Short-term investments, principally certificates of deposit	1,424	1,008
	1,784	1,108

7. ACCOUNTS RECEIVABLE, NET

The following table sets forth information concerning accounts receivable:

	As of December 31, 2007
		Past-due		Total December 31,
	Current	Up to 90 days	Over 90 days	2007	2006

Residential	367	167	80	614	626
Industrial	280	53	226	559	531
Commercial	221	58	61	340	338
Rural	66	22	20	108	91
Governmental entities	141	17	62	220	191
Public services	46	3	5	54	77
Subtotal	1,121	320	454	1,895	1,854
Distributors	127	—	1	128	185
	1,248	320	455	2,023	2,039

Allowance for doubtful accounts	—	—	(295)	(295)	(297)
	1,248	320	160	1,728	1,742
Current assets				1,684	1,692
Other non-current assets				44	50

No single customer represented more than 10% of total receivables as of December 31, 2007 and 2006 or of electricity sales to final customers for the years ended December 31, 2007, 2006 and 2005.

The accounts receivable, other non-current asset, of R$44 as of December 31, 2007 (R$50 on December 31, 2006), refers to renegotiated payment of the debts with COPASA (Minas Gerais Water Company- a company controlled by the Minas Gerais State Government ), up to September 2012, and PBH (the Municipality of Belo Horizonte), up to March 2010.

There are recorded credits receivable from an industrial consumer in the amount of R$91, not paid due to an injunction that allowed this payment to be deferred until final judgment of a legal action challenging the rate increase during the Cruzado Economic Plan, by Ministerial Order 045/86. The Company expects this action to be concluded before the end of 2008 and expects the amounts to be received in full.

The allowance for doubtful accounts, by class of consumer, is as follows:

	Year ended December 31,
	2007	2006

Residential	77	102
Industrial	159	106
Commercial	40	62
Rural	8	13
Governmental entities	8	11
Public services	3	3
	295	297

The changes in allowance for doubtful accounts were as follows:

	Year ended December 31,
	2007	2006	2005

Balance at beginning of the year	297	214	165
Accounts written off	(95)	(11)	(5)
Provision for the year recorded as other operating costs	93	94	54
Balance at end of the year	295	297	214

8. RECOVERABLE TAXES

The following table sets forth amounts of taxes recoverable for the dates indicated:

	December 31,
	2007	2006

Current assets -
Income tax	254	96
Social contribution tax	99	27
VAT	152	9
PIS-PASEP	27	7
COFINS	135	33
Other	22	33
	689	205
Other non-current assets -
Income tax	233	260
Social contribution tax	26	29
VAT	57	270
	316	559

The income tax and Social Contribution Tax credits basically refer to amounts calculated in the Company’s previous years tax returns, and advance payments made in 2007, which will be compensated in the Income Tax and Social Contribution payable in 2008.

The credits of ICMS recoverable, recorded as Other Non-Current Assets, arise from acquisitions of fixed assets and are offset in 48 months. The Company is in the process of adaptation to the new requirements for electronic information demanded by the Minas Gerais State Government, which will enable the credits to be offset starting in 2008.

9. INVESTMENTS IN AFFILIATES

The following table describes the Company equity investments:

	December 31,
	2007	2006

Rio Minas Energia	276	213
GASMIG	193	153
EATE	186	203
ENTE	63	66
Transleste	12	14
ETEP	38	42
Transchile	12	13
Centroeste de Minas	7	7
Transudeste	7	7
ERTE	14	15
ECTE	11	12
Transirape	5	5
Cachoeirão	17	—
Guanhães	10	—
Other investments	18	12
	869	762

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

Following is the purchase price allocation recorded by RME and percentage recognized by CEMIG (19.85%):

LIGHT

Current assets	2,683
Property, plant and equipment	3,863
Other assets	1,983
Total assets acquired	8,529
Current liabilities	(1,624)
Long-term financing	(3,063)
Other long-term liabilities	(2,963)
Total liabilities	(7,650)
Net consolidated assets	879
Interest acquired	19.85%
Net assets acquired	174
Price paid	174

On May 16,2007 the Brazilian National Development Bank (“BNDES”) converted 90% of its debentures into shares/quotas of Light S.A. corresponding to 31.50% of the total registered capital. The consequence of this transaction was a reduction in the interest ownership of Rio Minas Energia Participações S.A. (“RME”) in Light S.A. from 79.39% to 54.20% and a decrease in the indirect ownership of CEMIG from 19.89% to 13.55%. Subsequently, on October 19, 2007, the BNDES exercised 72,727 warrants, which reduced RME’s stake to 52.25%, and the stake held by Cemig to 13.06%.

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

(c) Sale of Way TV subsidiary

During 2005, the Company’s Board of Directors authorized the sale, through a public auction, of all of Empresa de Infovias S.A.’s equity interest in WAY TV. At an auction held on July 27, 2006, Way TV Belo Horizonte S.A. was sold in its entirety to TNL PCS Participações S.A., a subsidiary of Tele Norte Leste Participações S.A., for R$132. The conclusion of the sale depended on the authorization by the National Telecommunications Agency, ANATEL.

On October 23, 2007 Anatel approved the transaction, pending publication in the Official Federal Gazette, after reconsidering a decision made on March 19, 2007, when it had refused approval for the transfer of stockholder control.

The profit of Infovias from this sale, in the amount of R$49 was recognized in the 4th quarter of 2007, when the approval was published in the Official Federal Gazette.

10. PROPERTY, PLANT, EQUIPMENT AND INTANGIBLE, NET

The following table describes the consolidated property, plant and equipment:

	Annual
	average rate of	December 31,
	depreciation	2007	2006
	%
In service
Generation-
Hydroelectric	2.47	9,140	9,102
Hydroelectric- Consortia	2.51	1,185	1,156
Thermoelectric	3.90	260	260
		10,585	10,518
Transmission	3.03	1,701	1,618
Distribution	5.08	11,522	10,258
Administration	14.57	516	488
Telecom	8.34	311	351
		24,635	23,233
Accumulated depreciation and amortization
Generation		(4,707)	(4,556)
Generation – Consortia		(93)	(63)
Transmission		(981)	(926)
Distribution		(6,048)	(5,867)
Administration		(408)	(394)
Telecom		(135)	(131)
		(12,372)	(11,937)
Total in service		12,263	11,296
Construction in progress
Generation		226	155
Generation – Consortia		122	40
Transmission		61	166
Distribution		806	1,488
Administration		117	69
Telecom		7	6
Total in construction in progress		1,339	1,924
Total of property, plant and equipment		13,602	13,220
Intangibles – gross carrying amount		360	318
Accumulated amortization		(127)	(112)
Total of Intangibles		233	206
Total of property, plant, equipment and intangible		13,835	13,426

Interest cost capitalized during the years ended December 31, 2007, 2006 and 2005 was R$120, R$293, and R$237, respectively.

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

The Company has recorded R$307 as Construction in progress - Distribution on December 31, 2007 (R$931 on December 31 2006) related to the “Light for All Program”.

Under the Light for All Program, approximately 180,000 consumers (unaudited information) were connected, mainly in rural areas, for a total cost, as of December 31, 2007, of R$1,599. The program is being carried out with funds from the federal and state governments, in the amounts, respectively, of R$593 and R$79. The remaining amount, R$927, was financed with the Company’s own funds.

Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner has the right to take energy generated by the power plant in an amount proportionate to the partner’s investment. These projects are governed by executory contracts which establish the rights and obligations of each party.

CEMIG’s participation in consortia, represented by amounts invested in the projects and which are included in the previous table, is as follows:

	CEMIG’s	December 31,
	Participation	2007	2006
	%

In service-
Queimado Hydroelectric Power Plant	82.50	207	207
Funil Hydroelectric Power Plant	49.00	152	154
Igarapava Hydroelectric Power Plant	14.50	56	56
Porto Estrela Hydroelectric Power Plant	33.33	55	55
Aimorés Hydroelectric Power Plant	49.00	661	659
Cemig Capim Branco Hydroelectric Power Plant	21.05	54	25
(-) Accumulated depreciation		(93)	(63)
		1,092	1,093

Construction in progress-
Queimado Hydroelectric Power Plant	82.50	14	—
Aimorés Hydroelectric Power Plant	49.00	25	9
Cemig Capim Branco Hydroelectric Power Plant	21.05	—	18
Funil Hydroelectric Power Plant	49.00	11	8
Baguari Hydroelectric Power Plant	34.00	72	5
		122	40
		1,214	1,133

The participation of the other partners in energy generation from consortia is as follows:

Consortium - Power Plants	Consortium participants, other than CEMIG	Participation
		(%)

Porto Estrela Hydroelectric	Companhia de Tecidos Nortes de Minas Gerais – COTEMINAS	33.34
	Companhia Vale do Rio Doce – VALE	33.33

Igarapava Hydroelectric	Companhia Vale do Rio Doce – VALE	38.15
	Companhia Mineira de Metais – CMN	23.93
	Companhia Siderúrgica Nacional - CSN	17.92
	Mineração Morro Velho - MMV	5.50

Funil Hydroelectric	Companhia Vale do Rio Doce - VALE	51.00

Queimado Hydroelectric	Companhia Energética de Brasília	17.50

Aimorés Hydroelectric	Companhia Vale do Rio Doce - VALE	51.00

Cemig Capim Branco Hydroelectric	Companhia Vale do Rio Doce - VALE	48.43
	Comercial e Agrícola Paineiras Ltda.	17.89
	Companhia Mineira de Metais - CMN	12.63

Baguari Hydroelectric	Furnas Centrais Elétrica S.A	15.00
	Baguari I Geração de Energia Elétrica S.A	51.00

11. ESCROW DEPOSITS

The escrow deposits relate principally to tax and labor issues.

The escrow deposits related to tax refer to ITCMD – Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax)  in the amount of R$50, Social Security and income tax obligations – related to indemnity for the “Anuênio” and profit shares in the amount of R$53 and R$69 respectively. The labor claims relate mainly to overtime and hazardous occupation compensation in the amount of R$33.

12. ACCOUNTS PAYABLE TO SUPPLIERS

	December 31,
	2007	2006
Electricity suppliers-
Eletrobrás – Energy from Itaipu	197	191
Furnas Centrais Elétricas S.A.	66	61
Spot market – CCEE/MAE	83	79
Payments to generators for energy purchased on CCEE/MAE during the rationing period	338	328
Others	148	137
	832	796

Supplies and services	293	236
	1,125	1,032

Current liabilities	784	768
Long-term liabilities	341	264

Due to the agreement established between CEMIG, ANEEL and market agents, the amounts due to CCEE/MAE are due September 2009 and are adjusted using the SELIC rate plus annual interest of 1%. The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded. (See note 4).

13. TAXES PAYABLE

The following table describes accrued taxes payable:

	December 31,
	2007	2006
Short-term -
Income tax	40	20
Social contribution tax	13	8
VAT	300	256
Tax on revenue – COFINS	125	143
Tax on revenue – PASEP	32	35
Others	49	39
	559	501
Long-term -
Income tax	2	—
Tax on revenue – COFINS	—	34
Tax on revenue – PASEP	—	7
	2	41
	561	542

14. FINANCING

(a)              The following tables describe the Company´s financings:

				December 31,
		Annual		2007			2006
LENDERS	Payments of Principal	Interest Rates (%)	Currency	Short Term	Long Term	Total	Total
				R$ million
IN FOREIGN CURRENCY
ABN AMRO Bank – N. II	Annually through 2013	6.00	US$	—	89	89	107
ABN AMRO Real S.A. III, IV and V	Semi-annually through 2009	6.35	US$	13	13	26	47
Banco do Brasil S.A. – Various (1)	Semi-annually through 2024	Various	US$	13	80	93	132
Banco do Brasil S.A. II	Single payment in 2009	3.90	JPY	—	61	61	70
Banco Paribas II	Semi-annually through 2012	5.89	EURO	3	10	13	17
Banco Paribas I and III	Semi-annually through 2010	Libor + 1.87	US$	21	31	52	63
KFW	Semi-annually through 2016	4.50	EURO	2	14	16	19
UNIBANCO I, III e VIII	Through various	6.50	US$	—	8	8	153
UNIBANCO III and V	Single payment in 2009	5.50	US$	—	4	4	4
UNIBANCO IV and IX	Single payment in 2009	5.00	US$	—	15	15	18
MBK Furukawa Sistemas S.A. / UNIBANCO	Semi-annually through 2008	Libor + 5.45	US$	6	—	6	20
Toshiba do Brasil S.A.	Quarterly through 2009	Libor + 6.00	US$	6	1	7	8
Other	Through various	Various	Various	—	—	—	3
Total foreign currency financing				64	326	390	661

				December 31,
				2007			2006
LENDERS	Payments of Principal	Annual Interest Rates (%)	Currency	Short Term	Long Term	Total	Total

IN LOCAL CURRENCY
Banco Credit Suisse First Boston S.A. II	Single payment in 2010	106.00% of CDI	R$	—	75	75	75
Banco do Brasil S.A. III and VII	Single payment in 2009	111.00% of CDI	R$	2	119	121	121
Banco do Brasil S.A. IV and VIII	Annually through 2013	CDI + 1.70	R$	4	109	113	114
Banco do Brasil S.A. V and IX	Single payment in 2013	107.60% of CDI	R$	10	126	136	139
Banco do Brasil S.A.	Annually through 2014	104.10% of CDI	R$	24	1,200	1,224	1,228
Banco Itaú – BBA V	Single payment in 2008	IGP-M + 10.48	R$	180	—	180	174
Banco Itaú – BBA III e VI	Single payment in 2008	CDI + 2.00	R$	41	—	41	41
Banco Itaú – BBA IV and VII	Annually through 2013	CD + 1.70	R$	14	304	318	317
Banco Itaú – BBA	Annually through 2014	CDI + 1.70	R$	—	—	—	4
HSBC Bank Brasil S.A.	Single payment in 2008	CDI + 2.00	R$	61	—	61	61
Banco Votorantim S.A. I and III	Single payment in 2010	113.50% of CDI	R$	3	54	57	57
Banco Votorantim S.A. II,III, IV	Annually through 2013	CDI + 1.70	R$	5	101	106	107
Banco WESTL do Brasil	Single payment in 2008	IGP-M + 10.48	R$	45	—	45	43
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	Monthly through 2008	SELIC + 1.00	R$	26	—	26	170
Bradesco S.A. II, III	Annually through 2013	CDI + 1.70	R$	19	379	398	399
Bradesco S.A.	Annually through 2014	CDI + 1.70	R$	—	—	—	2
Debentures II	Single payment in 2009	CDI + 1.20	R$	6	350	356	358
Debentures II	Single payment in 2011	104% of CDI	R$	4	239	243	244
Debentures III—Minas Gerais State Government	Through various	IGP-M	R$	—	18	18	14
Debêntures IV	Single payment in 2014	IGP-M + 10.50	R$	17	278	295	273
Debêntures V	Single payment in 2017	IPCA + 7.96	R$	1	401	402	—
ELETROBRÁS I and III	Monthly through 2013	FINEL + 7.50 and 8.50	R$	19	60	79	95
ELETROBRÁS IV	Quarterly thorough 2023	UFIR + 6.00 to 8.00	R$	47	290	337	213
Large consumers – C.V.R.D.	Semi-annually through 2011	Various	R$	3	2	5	7
Banco Santander Brasil S.A. I and II	Annually through 2013	CDI + 1.70	R$	1	80	81	85
UNIBANCO V	Single payment in 2009	CDI + 2.98	R$	2	104	106	107
UNIBANCO VI and X	Annually through 2013	CDI + 1.70	R$	11	309	320	321
UNIBANCO I	Annually through 2013	CDI + 1.70	R$	6	73	79	81
Banco Itaú and Bradesco (2)	Semi-annually through 2015	CDI + 1.70	R$	117	873	990	982
Caixa Econômica Federal	Single payment in 2008	CDI + 101.50	R$	200	—	200	—
Others	Through various	Various	R$	9	3	12	31
Total local currency				877	5,547	6,424	5,863
TOTAL				941	5,873	6,814	6,524

(1)    These interest rates vary from 2.00 to 8.00% per year.

(2)    Refers to senior quotas of the FIDC.

On December 15, 2007, Cemig Distribuição S.A. concluded its second issue of non-convertible debentures, issuing a single series of 40,000 non-convertible, unsecured debentures, totaling R$400. These have a term of 120 months from the issue date, with interest paid annually and payment of the principal in three equal installments in December 2015, 2016 and 2017. The nominal value of the debentures will be updated by the variation of the IPCA inflation index, plus remuneration interest of 7.96% per year.

On December 21, 2007, Cemig Geração e Transmissão S.A. concluded its second issue of Commercial Paper in the amount of R$200, with maturity of 180 days. The nominal value of the Comercial Papers will have interest of 101.5% of CDI.

(b) Composition of foreign currency financings and domestic currency financings by indices:

	2008	2009	2010	2011	2012	2013	2014	2015 and thereafter	Total
Currency -
United States Dollars	59	71	41	31	28	26	2	42	300
Euro	5	5	5	5	3	2	2	2	29
Japanese yen	—	61	—	—	—	—	—	—	61
	64	137	46	36	31	28	4	44	390
Index -
Certificado de Depósito Interbancário – CDI (Interbank deposit rate)	530	683	580	691	855	983	521	184	5,027
Índice Geral de Preços de Mercado – “IGP-M” (General Market Price Index)	241	—	—	—	—	—	278	20	539
Sistema Especial de Liquidação e Custódia – “SELIC” (Brazilian benchmark interest rate)	26	—	—	—	—	—	—	—	26
Unidade Fiscal de Referência – “UFIR” (Tax Reference Unit)	47	42	37	37	33	28	28	85	337
Índice Interno da Eletrobrás – “FINEL” (Eletrobrás Internal Index)	19	12	12	12	12	12	—	—	79
Others	14	—	—	—	—	—	1	401	416
	877	737	629	740	900	1,023	828	690	6,424
	941	874	675	776	931	1,051	832	734	6,814

(c) The following table sets forth the variations for the periods indicated in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used to restate financing, expressed as a percentage:

	Year ended December 31,
	2007	2006	2005
Currency-
United States Dollars	(17.15)	(8.66)	(11.82)
Japanese Yen	(11.78)	(9.47)	(23.43)
Euro	(7.50)	1.85	(23.50)

(d) The following table sets forth the variations for the periods indicated of the principal indices applied to domestic currency financing, in percentages:

	Year ended December 31,
	2007	2006	2005
Index-
CDI	11.82	15.05	18.15
IGP-M	7.75	3.83	1.21
SELIC	11.88	15.10	18.24
FINEL	1.51	0.76	0.24

(e) The movement on loans, financings and debentures is as follows:

	Year ended December 31,
	2007	2006

Balance at beginning of year	6,524	4,826
Loans and financings	1,389	3,448
Monetary and Foreign currency variation	63	294
Financial charges provisioned	649	529
Financial charges paid	(672)	(756)
Amortization of financings	(1,139)	(1,817)
Balance at end of year	6,814	6,524

(f) The consolidated totals of funds raised in 2007 are as follows:

Loans / financing sources	Principal maturity	Annual cost	Amount raised
IN LOCAL CURRENCY

Cemig Distribuição
Citibank	2007	102.00% of CDI	200
Caixa Econômica Federal	2007	101.60% of CDI	400
Debentures	2017	IPCA + 7.96%	400
ELETROBRÁS	2018	6.00%	141
ELETROBRÁS	2009	6.50%	16
ELETROBRÁS	2013	6.50%	1
ELETROBRÁS	2011	6.50%	1

Cemig Geração e Transmissão
Caixa Econômica Federal	2008	101.50% of CDI	200
Debentures – Minas Gerais state government	2031	IGP-M	30

Total raised			1,389

(g) Restrictive Covenants

Certain of CEMIG’s loans, financing agreements and debentures contain certain financial covenants which are calculated using financial statements prepared in accordance with Brazilian GAAP.

The main covenants in existence on December 31, 2007 are as follows:

Subject of covenant	Index required

Debt / Ebitda	Less than or equal to 2,5
Debt / Ebitda	Less than or equal to 3,36
Net debt/Ebitda	Less than or equal to 3,25
Current debt/Ebitda	Less than or equal to 90%
Debt/Stockholders’ equity + debt	Less than or equal to 53%
Ebitda/Interest on debt	More than or equal to 2,8
Ebitda / Interest	More than or equal to 3,0
Ebitda/(Financial income (expenses)	More than or equal to 2,0
CAPITAL EXPENDITURE	Less than or equal to 60%

Net debt = Total debt less (cash balance plus tradable securities)

Ebitda= earnings before interest, taxes on profit, depreciation and amortization. In some contracts specific criteria are established for calculation of Ebitda, with some variations from this formula.

The Company is in compliance with all debt covenants above on December 31, 2007.

15. REGULATORY CHARGES PAYABLE

The following table describes the Company’s accrued regulatory charges payable:

	December 31,
	2007	2006
Global reserve for reversion quota	23	10
Fuel usage quota	30	74
Emergency capacity charge	38	40
Energy development account	34	32
Energy efficiency and R&D program	267	259
Other	7	5
	399	420
Current liabilities	384	420
Non current liabilities – other	15	—

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

16. EMPLOYEE POST-RETIREMENT BENEFITS

The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or “FORLUZ”) covering substantially all of its employees. The Company has applied SFAS Nº 87 “Employers’ Accounting for Pensions” as from January 1, 1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS Nº 87 first became applicable for non-U.S. pension funds.

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

Under the defined contribution plan the Company will match the employees’ contributions from 3% to 12% of each employee’s salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2007 and 2006 was R$2,131 and R$1,663, respectively, and the contribution expense for the years ended December 31, 2007, 2006 and 2005 was R$34, R$53 and R$68, respectively.

CEMIG has also established post-retirement health care and dental plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS Nº 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”.

CEMIG uses a December 31 measurement date for its employee post-retirement benefits.

The Company adopted SFAS No. 158, effective December 31, 2006, which requires recognition of an asset or liability in the balance sheet reflecting the funded status of pension and other post-retirement benefit plans with current-year changes in the funded status recognized in shareholders’ equity.  The Company recognized a cumulative adjustment, net of tax, to adopt the recognition provisions of SFAS No. 158 as of December 31, 2006.

Amortization of deficit in actuarial reserves

Part of the post-retirement benefit liabilities, in the amount of R$1,063, as of December 31, 2007 (R$1,317 as of December 31, 2006), was recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system (“Price Table”). Part of these amounts is restated annually according to the salary adjustment index for the Company’s employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA – IPEAD (consumer price index calculated by the Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University), plus 6% per year.

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

The reconciliation of funded status of the plan is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Projected Benefit obligation	5,789	5,009	900	790
Fair Value of plan assets	(4,385)	(3,983)	(33)	(30)
Funded status	1,404	1,026	867	760

The change in benefit obligations for the years ended December 31, 2007 and 2006 is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Projected Benefit obligation – beginning of year	5,009	4,988	790	721
Service cost	6	6	36	31
Interest cost	546	545	86	78
Actuarial (gain) loss	601	(173)	60	(16)
Plan amendment	—	—	—	39
Benefits paid to participants	(373)	(357)	(72)	(63)
Projected Benefit obligation – end of year	5,789	5,009	900	790

The Accumulated Benefit Obligation as of December 31, 2007 and 2006 amounted to R$5,666 and R$4,426, respectively, and the contributions expected to be paid to the defined benefit pension plan and other plans for the next year are R$190 and R$307, respectively.

The implementation of the dental care plan resulted in a plan amendment in the amount of R$39 in 2006.

The change in plan assets for the years ended December 31, 2007 and 2006 is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Fair market value of plan assets – beginning of year	3,983	3,572	30	30
Employer contributions	191	223	36	38
Employee contributions	—	—	33	22
Actual return on plan assets	584	545	5	3
Benefits paid to participants	(373)	(357)	(71)	(63)
Fair market value of plan assets – end of year	4,385	3,983	33	30

The changes in benefit obligations (net of taxes) recognized in Accumulated other comprehensive income for the years ended December 31, 2007, 2006 and 2005, net of taxes, are as follows:

	2007	2006	2005
Accumulated other comprehensive income at beginning of year	610	506	531
Initial adoption of SFAS Nº 158, net of taxes	—	244	—
Increase (decrease) in liability	400	(140)	(25)
Accumulated other comprehensive income at the end of year	1,010	610	506

The components of accumulated other comprehensive loss/income (SFAS Nº158) ended December 31, 2007 are as follows:

	Defined benefit pension plan	Post-retirement health care, insurance and dental
Transition obligation (asset) not yet recognized in NPPC at beginning of period	—	17
Transition obligation (asset) recognized in NPPC during period	—	(5)
Prior service cost (credit) not yet recognized in NPPC at beginning of period	110	63
Prior Service Cost (credit) recognized in NPPC during period	(10)	(6)
Gain/loss not yet recognized in NPPC at beginning of period	626	108
Gain/loss recognized in NPPC during period	—	(9)
Total net actuarial (gain)/ loss arising during period	583	52
Total accumulated in other comprehensive loss as of 12/31/2007	1,309	220

The components of net periodic benefit costs for years ended December 31, 2007, 2006 and 2005 are as follows:

	Defined benefit pension plan			Post-retirement health care, insurance and dental benefits
	Year ended December 31,			Year ended December 31,
	2007	2006	2005	2007	2006	2005
Service cost	5	6	7	36	31	31
Interest cost	545	545	491	86	78	78
Expected return on plan assets	(566)	(506)	(437)	(4)	(4)	(5)
Amortization of transition obligation	—	—	—	5	6	5
Amortization of loss (gain)	—	33	27	9	11	10
Expected Employee contribution	—	—	—	(26)	(22)	(23)
Amortization of prior service cost	10	10	3	5	2	2
Net periodic benefit cost	(5)	88	91	111	102	98

The components of the projected net periodic post-retirement benefit costs for 2008 are as follows:

	Defined benefit pension plan	Post-retirement health care, insurance and dental
Service cost	6	45
Interest cost	543	84
Expected return on plan assets	(481)	(4)
Amortization of prior service cost	10	6
Amortization of transition obligation	—	5
Amortization of loss	38	12
Expected Employee contribution	—	(34)
	116	114

The FASB issued SFAS Nº 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” in September 2006. As required, the Company adopted this statement effective on December 31, 2006.

The weighted-average asset allocations by asset category is as follows:

	Defined benefit pension plan, Post-retirement health care and Dental
	Asset allocation at December 31,		Target asset allocation as per FORLUZ Investment Committee percentage or range of
Type of investment	2007	2006	percentages

Debt Securities	80.70%	84.15%	From 70% to 100%
Equity Securities	14.57%	10.61%	Up to 20%
Real Estate	1.81%	2.48%	Up to 7%
Participant loans	2.92%	2.76%	Up to 10%
Total	100.00%	100.00%

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

Benchmarks for investing plan assets:

•                  Debt securities:  Market quotations - CDI, IGP-M, INPC (1), IPCA/IBGE (2);

•                  Equity securities: Market quotations for traded securities and estimated selling price for non-traded securities - Average IBOVESPA (3);

•                  Real Estate: Estimated selling price, based on external appraisal reports - IPCA/IPEAD + 6% per year;

•                  Participant loans: Recorded using contractual terms of the respective participant agreements. These loans have floating rates, which approximate market rates - IPCA/IPEAD + 10.03% per year.

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

As of December 31, 2007 and 2006, the pension plan assets includes securities issued by CEMIG as follows:

	Defined benefit pension plan
	December 31, 2007	December 31, 2006

Debentures	342	203
Shares	31	27
	373	230

Assumptions used by the Company in 2007 and 2006 for its defined benefit pension plans were as follows (percentage including projected inflation of 5% per annum):

	2007	2006
Actuarial method	Projected Unit Credit	Projected Unit Credit
Annual discount rate	11.28	11.30
Annual expected return on plan assets	9.72	14.45
Annual salary increase	6.08	7.10
Annual increase in benefits	4.00	5.00
Mortality rate	AT - 83	AT - 83
Disability rate	Light Medium	Light Medium
Disable mortality rate	IAPB-57	IAPB-57
Expected annual turnover rate	2.00	2.00

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

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Post-retirement health care, insurance and dental benefits
2008	409	70
2009	429	57
2010	450	59
2011	473	62
2012	497	66
2013 and thereafter	2,746	380
	5,004	694

Contribution

The Company expects to contribute R$165 to its pension plan and R$40 to post-retirement health care, insurance and dental benefits plan in 2008.

17. ACCRUED LIABILITY FOR CONTINGENCIES

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

	December 31,
	2007	2006
Labor Claims
Various	78	35

Civil Lawsuits
Personal Injury	8	8
Rate Increase	72	104
Other	55	61
	135	173
Tax
FINSOCIAL	21	21
VAT	2	2
Taxes payable – Suspended Liability	46	40
INSS	1	1
Other	9	2
	79	66
Regulatory
ANEEL Administrative Proceedings	54	6
Total	346	280

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

(c) Taxes payable – Suspended Liability

The recorded provision of R$46 as of December 31, 2007 (R$40 as of December 31, 2006) is related to the deduction of the social contribution tax paid in the calculation of income tax. CEMIG has a preliminary court order granted by the Eighth Civil Court of the Federal Justice, on April 17,1998, for the exemption of payment.

(d) ANEEL Administrative Proceedings

On January 9, 2007, Aneel notified Cemig Distribuição S.A. that it considered certain criteria adopted by the Company in calculation of the revenue from subvention for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$143. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$36.

Cemig Geração e Transmissão S.A. was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The Company presented a defense and rates the risk of loss in this action as probable in the amount of R$5.

(e) Other Civil lawsuits

Several civil claims were brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of CEMIG business and damages suffered as a result of the interruption of the supply of energy to them. The provision as of December 31, 2007 represents the potential loss relating to these matters.

(f) Contingencies for which an adverse outcome has been deemed remote or reasonably possible

CEMIG has other relevant legal proceedings against it for which the Company considers an unfavorable outcome to be remote or reasonably possible. The Company does not expect to incur any material losses with respect to these contingencies and therefore the Company has not recorded any accruals for such claims. Certain details relating to such matters are as follows:

(I) Income and social contribution taxes on post retirement benefits

On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the updated amount of R$305, arising from the utilization of tax credits that resulted from the amendment of the Company’s 1997, 1998 and 1999 tax returns. The tax returns were amended as a result of a change in the accounting method for recording post-retirement benefit liabilities. The additional liabilities that resulted from the accounting change were recognized in the revised tax returns, resulting in tax loss carryforwards.

Cemig presented an administrative appeal in the Finance Ministry Taxpayers’ Council (Conselho de Contribuintes do Ministério da Fazenda), obtaining a favorable decision for the years 1997 and 1998 and an adverse decision to 1999. This adverse decision would result in a reduction of the tax loss carryforwards, recognized as tax credits, in the historic amount of R$ 27. No reserve has been recorded as a result of this assessment notice, since the Company believes that the procedures which generated the tax credits are legally sound. An adverse outcome in this matter has been deemed remote.

The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2002 and 2003. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$271. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds that support the procedures adopted. An adverse outcome in this matter has been deemed remote.

 (II) ITCMD – Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax)

The State of Minas Gerais assessed the Company for the non-payment of the tax named ITCMD – Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax), in the amount of R$131 as of December 2007. No reserve has been recorded for these claims, since the Company believes that the probability of an adverse outcome in this matter has been deemed remote.

(III) Regulatory agency acts

ANEEL has filed regulatory proceeding against CEMIG claiming that CEMIG owes the Federal Government R$671 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an official collection notice, in the amount of R$516, to be paid before January 30, 2004. The Company did not make such payment since it believes that the likelihood of an adverse outcome is reasonably possible but not probable.

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

The potential loss resulting from the inability to provide support for these rates amounts to R$85. The Company has not recorded a provision relating to this matter as the likelihood of an adverse outcome is reasonably possible but not probable.

(IV) Social Security and tax obligations – indemnity for the “Anuênio” and profit shares

CEMIG and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. paid an indemnity to the employees in 2006, in the amount of R$178, in exchange for the rights to future payments known as “Anuênios” which would be incorporated into salaries. The Company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the Federal Tax Authority and the National Social Security Institution (“INSS”), the Company and its subsidiaries decided to file for orders of mandamus to allow payment to the Court of the amount of any obligations, in the amount of R$122, posted in Deposits connected to legal actions in Long term assets. No provision was made for possible losses in this matter since the company and its subsidiaries classify the risk of loss in this action as reasonably possible but not probable.

In September 2006 CEMIG was notified by the Social Security National Institute, INSS, as a result of the non-payment of the Social Security contribution on the amounts paid as profit sharing in the period 2000 to 2004, representing R$101. The Company appealed in the administrative sphere against the decision. No provision has been constituted since CEMIG believes it has arguments on the merit for defense, and the adverse outcome in this action is considered to be reasonably possible but not probable.

(V) Value-added tax

Since 2002 the Company has received a subvention from Eletrobrás in relation to the discounts given to low income consumers. The Minas Gerais state office of the Federal Tax Authority served an infringement notice on CEMIG, on the argument that the subvention should be subject to the value-added tax (ICMS), in the total amount of R$103. No provision was constituted for the result of this dispute, since the company believes that it is not a legal obligation and that it has arguments on the merit for defense against this demand. The Company believes that the likelihood of an adverse outcome in this matter is reasonably possible but not probable.

Cemig was served an infringement notice, as a co-responsible party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State Tax Authority demanded payment of the ICMS tax on these transactions, in the amount of R$33. If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The expectation of loss in this matter is reasonably possible but not probable.

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

The Company is the defendant in suits challenging the charging of tax on public lighting. These claims total an estimated amount of R$526 as of December 31, 2007. The Company believes that the likelihood of an adverse outcome in this matter is reasonably possible but not probable.

(g) Environmental Matters

CEMIG has some legal proceedings related to Environmental Matters. Certain details relating to such matters are as follows:

(I) Aimorés

CEMIG is also a co-defendant, along with CVRD, in a public civil action lawsuit brought by the Federal Public Attorneys’ Office, concerning the Aimorés hydroelectric power plant. The plaintiffs allege that CEMIG did not obtain proper licensing for this project, and seek to recover damages and annul the environmental licenses relating to this plant and those of the related concessions. CEMIG has not accrued any liability related to this claim since CEMIG believes it has arguments with merit for defense, and an adverse outcome in this action is considered to be reasonably possible. CEMIG also contested a lawsuit related to this power plant brought by a municipality that alleges that the project authorizations have not been duly approved.

(II) Nova Ponte

We are a defendant in a public civil action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio against us, Southern Electric and FEAM, which involves a claim for R$691.1 million in damages due to alleged environmental damage caused by the Nova Ponte Hydroelectric Plant. The likelihood of loss under this lawsuit is evaluated as possible.

In addition to the matters described above, CEMIG and its subsidiaries are involved in other litigation arising from the normal course of business. Management believes that any losses relating to these items would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

18. SHAREHOLDERS’ EQUITY

(a)     Capital stock:

	Year ended December 31, (thousands of shares)
	2007	2006	2005
PREFERRED SHARES:
Balance	273,838,953	273,838,953	273,838,953

COMMON SHARES:
Balance	212,622,504	212,622,504	212,622,504

TREASURY STOCK (Preferred shares):
Balance	(207,384)	(207,384)	(207,384)
Total	486,254,073	486,254,073	486,254,073

At December 31, 2007, the State Government owned 51% of the Company’s common shares and 2% of its preferred shares, equal to 23% of total capital. The holders of the preferred shares are not entitled to vote at shareholders’ meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend as described in note 18 (d.1).

On April 26, 2007, the Annual General Meeting approved an increase in the recorded capital, through the use of the Earnings Reserve so as to comply with Article 199 of the Corporate Law, which limits the amount of the reserves to the amount of the company’s registered capital. Therefore,  the recorded capital of CEMIG, according to the Brazilian Corporate Law, increased from R$1,621 to R$2,432 with issuance of new shares, through capitalization of R$811 of the balance on the Retained Earnings Reserve, distributing as a consequence to stockholders a bonus of 50%, in new shares, of the same type as those held, and with nominal value R$0.01.

The Annual General Meeting approved a reverse split of the shares of the company, of each lot of 500 shares of nominal value R$0.01 for one share of nominal value R$5.00. The reverse split occurred on June 4, 2007. All share and per share data has been retroactively restated to reflect the reverse stock split.

As of December 31, 2007, the common and preferred shares have a par value amount of R$5.00.

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

Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2006 and 2005. However, the Company opted to appropriate 5.00% of December 31, 2007  net income, according to Brazilian corporate law, in the amount of R$87.

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

The State Government guarantees that the amount of dividends received by certain holders of preferred shares and common shares with respect to any fiscal year will equal at least 6% of the par value of the preferred shares and the common shares.  Accordingly, even if net income, based on the Company’s financial statements prepared in accordance with Brazilian GAAP, is zero with respect to any fiscal year, some of CEMIG’s shareholders will receive a dividend of 6%. This guarantee applies only to private holders of shares and not to public or governmental holders.

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

In 2007, 2006 and 2005, the minimum dividend requirements have been met and dividend distributions have been made on an equal, pro rata basis with respect to all preferred shares and common shares.

Under USGAAP, the Company declared dividends and interest on capital in lieu of dividends as follows:

	Year ended December 31,
	2007	2006	2005

Regular Dividends	867	1,178	182
Extraordinary dividends	497	—	897
2005 supplementary dividends	—	—	77
Interest on capital	—	169	635
Total	1,364	1,347	1,791

The Company reverts the dividends not claimed by the shareholders within three years of the date they were distributed in accordance with the Brazilian Corporate Law and its by-laws. The amounts of the dividends not claimed is “de minimis”.

19. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:

	Year ended December 31,
	GWh (unaudited)			R$
	2007	2006	2005	2007	2006	2005

Residential	6,813	6,647	6,589	3,529	3,244	3,051
Industrial	24,183	23,759	23,472	3,216	2,937	2,850
Commercial	4,111	3,851	3,754	1,865	1,654	1,506
Rural	2,200	1,938	1,941	591	505	473
Governmental entities	1,678	1,650	1,593	562	512	464
Public services	1,060	1,016	981	297	258	231
Own consumption	34	30	29	—	—	—
Unbilled, net	—	—	—	131	209	133
	40,079	38,891	38,359	10,191	9,319	8,708
Electricity sales to the interconnected power system
Supply	12,755	10,914	1,255	1,108	697	114
Energy transactions on CCEE/MAE	—	—	—	26	187	123
Total	52,834	49,805	39,614	11,325	10,203	8,945

	Number of consumers (unaudited)
	2007	2006	2005

Residential	5,188,604	5,064,556	4,927,966
Industrial	73,606	70,795	69,207
Commercial	560,910	549,378	537,656
Rural	554,286	495,066	417,026
Governmental entities	54,199	51,929	49,955
Public services	7,799	7,654	7,400
Own consumption	829	796	769
	6,440,233	6,240,174	6,009,979
Supply	47	43	8
Total	6,400,280	6,240,217	6,009,987

Rate Readjustment

The rates of Cemig Distribuição S.A. were increased by an average of 5.16% from April 8, 2007. The adjustment was applied in different percentages by category of consumption for the purpose of gradually eliminating, as stated in a note by ANEEL, the cross-subsidies existing between consumer groups. As an example, residential consumers had an increase of 6.50% in their electricity bills, while high-voltage consumers had an increase of 2.89%. The increase of the rates do not represent an increase of the CEMIG’s operating revenues in the same percentage because part of it is used to the regulatory assets settlement. (See note 4).

Low-income consumers

The Federal Government, through Centrais Elétricas Brasileiras – “ELETROBRAS” is reimbursing distributors for billing losses incurred from 2002 resulting from the new classification criteria established for low income consumers due to the lower rate applied to them.

ANEEL is reviewing the procedures for calculation by the Company of revenue for the subsidy for low-income consumers.  As a result of this review, the amounts posted in 2007 were calculated on the basis of estimate, and their receipt for the period from February through December 2007 is pending.

There is no individual client that represent more than 10% of the operating revenues of the Company.

(b) The composition of other operating revenues is as follows:

	Year ended December 31,
	2007	2006	2005

Telecom and cable TV services	76	121	92
Services rendered	61	31	26
Rental and leasing	39	29	31
Services rated	13	10	11
Others	47	9	16
	236	200	176

(c) The composition of taxes on revenues is as follows:

	Year ended December 31,
	2007	2006	2005

VAT	2,493	2,286	2,164
Emergency capacity charge	—	—	176
COFINS	1,088	1,026	721
PIS-PASEP	254	231	175
Others	1	—	5
	3,836	3,543	3,241

The emergency capacity charge has not been collected since December 2005, in accordance with ANEEL´s resolution.

(d) The composition of use of basic transmission network is as follows:

	Year ended December 31,
	2007	2006	2005

TUSD – Tariff for Use of the Distribution System	1,173	1,261	1,058
Use of basic transmission network	437	417	403
Use of connection of basic transmission	95	102	62
	1,705	1,780	1,523

20. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale:

	Year ended December 31,
	2007	2006	2005

Itaipu Binacional	1,000	822	825
Initial contracts	12	128	151
Bilateral contracts	149	42	—
Incentive Program for Alternative Electric Power Sources -PROINFA -	65	41	—
From suppliers though CCEE/MAE	100	26	23
System services charge	20	50	67
Energy Public Bids	780	793	371
From other sources	21	5	18
	2,147	1,907	1,455

(b) Personnel:

	Year ended December 31,
	2007	2006	2005

Salary and payroll charges	946	911	788
Benefits	117	115	83
	1,063	1,026	871
Personnel costs transferred to construction in progress	(179)	(158)	(92)
	884	868	779
Voluntary Indemnity for future annual bonus – “ Anuênio”	—	178	—
	884	1,046	779

Removal of certain employees salary benefits – “Anuênio”

CEMIG’s employees had the right to receive an annual 1,00% increase in their salaries over and beyond the normal performance/inflation increase for the remaining term of their employment (the “Anuênio”). On April 2006, CEMIG made an offer to settle this future obligation by making a one-time payment to eligible employees.

CEMIG’s employees accepted the offer on June 30, 2006, and the payment of the indemnity of R$178 was made in August 2006 and recorded in operating expenses. The amount of this payment represents an estimate of the future incremental salaries to be received until the employees complete 35 years of contribution to the National Social Security System (INSS), discounted at a rate of 12.00%, plus the application of a variable discount rate. The entire payment was recorded as a current period expense in 2006 since the payment was non-reimbursable in the event the employee leaves CEMIG, and did not impose any performance requirements on employees.

(c) Regulatory charges:

	Year ended December 31,
	2007	2006	2005

Fuel usage quota	330	506	416
Global reserve for reversion quota	126	18	103
Energy development account	337	334	295
ANEEL inspection fee	37	34	24
Charges for use of water resources	137	139	145
	967	1,031	983

(d) Third-party Services

	Year ended December 31,
	2007	2006	2005

Tax collecting agents/reading of measurers	101	93	84
Marketing	64	49	49
Maintenance and electric conservation of installations and equipment	101	84	78
Building maintenance	35	29	27
Outsourcing services	19	27	13
Transportation and fares	8	8	3
Lodging and feeding	17	16	16
Security	14	14	13
Management Consulting	13	22	16
Maintenance of furniture	26	21	18
Maintenance of vehicle	19	17	5
Electric service	26	20	17
Other	107	75	81
	550	475	420

(e) Other:

	Year ended December 31,
	2007	2006	2005

Provision for doubtful accounts	93	94	54
Disposal of fixed assets, net	40	37	39
Provisions for contingencies-
Labor claims	43	(79)	3
Civil lawsuits – Consumers	28	(18)	28
ANEEL administrative proceedings	43	—	—
Civil lawsuits – Other	(6)	19	34
Other	10	—	—
Rentals	34	33	42
Grants and donations	41	35	24
Consumption – electric energy	17	16	12
Advertising	26	21	29
CCEE/MAE contribution	3	3	3
Other taxes (real estate, vehicle, etc)	39	29	22
General expenses	61	44	89
	472	234	379

21. EMPLOYEE PROFIT SHARING

The Company records employee profit sharing based on 3% of the service income, which resulted in an expense of R$96, R$71 and R$76, respectively, for the years ended December 31, 2007, 2006 and 2005. Additionally, in the collective labor agreement reached with the unions in November 2007, 2006 and 2005, the Company agreed to pay additional installments of R$359, R$139 and R$184, respectively.

Under these agreements, the share in the profits of 2007 and 2006, including the contribution to the pension plan payable on these amounts, were R$455 and R$210, respectively.

22. FINANCIAL INCOME (EXPENSES), NET

Financial income (expense) consists of the following:

	Year ended December 31,
	2007	2006	2005
Financial income-
Interest and monetary restatement of account receivable from State Government	531	187	277
Reversal (provision) for losses on account receivable from State Government	(372)	99	223
Interest income	177	169	193
Late charges on overdue electricity bills, recorded on the cash basis	112	129	81
Foreign exchange gains	118	90	164
Monetary restatement on deferred regulatory assets	520	574	672
Gains on derivatives contracts	4	25	6
Taxes on financial revenues	(65)	(69)	(93)
Other	150	125	63
	1,175	1,329	1,586
Financial expense-
Interest on loans and financing	(644)	(529)	(328)
Monetary restatement on deferred regulatory liabilities	(176)	(133)	(158)
Financial transaction tax (CPMF)	(66)	(83)	(65)
Foreign exchange losses	(12)	(2)	(18)
Monetary restatement losses	(47)	(34)	(16)
Losses on derivative contracts	(171)	(116)	(156)
Other expenses	(107)	(97)	(91)
	(1,223)	(994)	(832)
Financial income, net	(48)	335	754

The foreign exchange gains and losses are substantially related to the variation of the real in relation to the U.S. dollar.

23. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

Consolidated

	ASSETS		LIABILITIES		REVENUES		EXPENSES
EMPRESAS	2007	2006	2007	2006	2007	2006	2007	2006

Cemig Distribuição S.A.
Dividends and interest on Capital	674	670	—	—			—	—
Electricity sales to final consumers	—	15	13	—	—	78	(80)	—
Others	—	1	2	1	—	—	—	—

Cemig Geração e Transmissão S.A.
Dividends and interest on Capital	541	379	—	—	188	230	—	—
Electricity sales to final consumers	22	—	—	15	80	—	—	78
Others	—	5	3	4	—	—	—	—

State Government of Minas Gerais
Accounts receivable	2	3	—	—	66	57	—	—
Recoverable taxes - VAT - current	164	9	264	256	(2,493)	(2,286)	—	—
Account receivable from Minas Gerais State Government	1,763	1,726	—	—	123	140	—	—
Recoverable taxes – VAT – non current	57	270	—	—	—	—	—	—
Accounts receivable	37	37	—	—	—	—	—	—
Dividends and interest on Capital	—	—	126	308	—	—	—	(38)
Debentures	—	—	18	14	—	—	(35)	(1)
Account Securitization Fund (FIDC)	—	—	990	982	—	—	—	—
Financing - BDMG	—	—	18	32	—	—	—	—

Forluz
Employee post-retirement benefits - current	—	—	89	120	—	—	(140)	(245)
Employee post-retirement benefits – non current	—	—	2,182	1,666	—	—	—	—
Others	—	—	89	65	—	—	—	—
Personnel	—	—	—	—	—	—	(34)	(53)
Administrative Costs	—	—	—	—	—	—	(21)	(14)

Other
Interest on Capital	116	89	—	—	—	—	—	—

24. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty. Financial instruments, which potentially subject CEMIG to concentrations of credit risk are cash and cash equivalents for 2007 and 2006. CEMIG limits its credit risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions generally with short-term maturities.

(a) Cash and cash equivalents :

As of December 31, 2007 and 2006, cash and cash equivalents are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

(b) Financing and other financial instruments:

Based on interest rates currently available to CEMIG for bank financings with similar terms and average maturities, the fair value of long-term financing at December 31, 2007 and 2006 is R$6,628 and R$5,710, respectively, compared to book values of R$6,814 and R$6,524 , respectively.

(c) Derivative financial instruments:

The Company utilizes derivative financial instruments to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. As of December 31, 2007, the Company has derivative financial instruments (“swaps”) with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the net notional amount of US$69 million (US$109 million in 2006) and the Japanese yen in the notional amount of ¥3,879 million (¥3,879 million in 2006). The net realized and unrealized losses from these operations for 2007 in the net amounts of R$167 (R$91 in 2006 and R$150 in 2005), were recorded as financial expenses.

The table below summarizes the Company’s derivative financial instruments and the unrealized losses recorded on these instruments as of December 31, 2007 and December 31, 2006:

			December 31, 2007
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million		Fair Value

¥ (Japanese Yen) exchange gains or losses + rate (3.90% p.a.)	R$ pegged to the CDI variation (111.00% CDI)	On 12/2009		¥3,879	(48)

US$ exchange gains or losses + rate (5.58% p.a. 7.48% p.a.)	R$ 100% of the CDI+ rate from 1.50% p.a. to 3.01% p.a.	From 04/2008 to 06/2013	US$	69	(136)

					(184)

			December 31, 2006
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million		Fair Value

¥ (Japanese Yen) exchange gains or losses + rate (3.90% p.a.)	R$ pegged to the CDI variation (111.00% CDI)	On 12/2009		¥3,879	(1)

US$ exchange gains or losses + rate (5.58% p.a. 7.48% p.a.)	R$ 100% of the CDI + rate from 1.50% p.a. to 3.01% p.a.	From 04/2007 to 06/2013	US$	138	(186)

R$ 106% of the CDI	R$ or US$ 48% of the CDI or exchange gains or losses (whichever is higher)	On 04/2010	US$	(29)	—

					(187)

At December 31, 2007, the Company had recorded the amount of R$184 as other current liabilities, representing the fair value of these financial instruments at the respective balance sheet date.

(d) Other financial instruments:

The carrying value of CEMIG’s other financial instruments, in reais, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2007 and 2006 of these instruments.

25. EXPOSURE AND RISK MANAGEMENT

As a Brazilian energy concessionaire, the Company operates in an environment in which factors such as corporate reorganization, new regulations issued by governmental bodies and consumer market changes are considered risk factors.

The Company established a Corporate Risk Management Program in January 2003, and implemented this program in 2004 in connection with its restructuring. This Corporate Risk Management Program aims to achieve the following: operate as an auxiliary in achievement of the objectives set by the strategic plan; create awareness among shareholders of the possible events that could constitute a risk of loss of value; structure the company to be able to take proactive stances in relation to its risk environment; provide the company’s executives with a methodology and tools for effective management of risk; and provide other areas of strategic management with input concepts and procedures, and factors that strengthen the company’s organizational control infrastructure.

The main market risks which affect CEMIG’s operations are described as follows:

(a) Exchange rate risk

CEMIG and its subsidiaries are exposed to the risk of increases in exchange rates, mainly U.S. dollar against the real, significantly impacting its financial position, results of operations, and cash flows. In order to protect against increases in exchange rates, the Company has derivative financial instruments (“swaps”) with financial institutions in the amount of R$122, equivalent to the notional amount of US$69 and R$61, equivalent to the notional amount of ¥3,879. These financial instruments partially offset the exchange variation of the Brazilian real compared to the U.S. dollar and yen for interest based on the CDI (See Note 24(c)). The exchange rate net exposure is as follows:

	December 31,
	2007	2006
U.S. Dollar
Financing	300	554
(-) Contracted derivative instruments– notional amounts	(122)	(233)
	178	321
Japanese Yen
Financing	61	70
(-) Contracted derivative instruments– notional amounts	(61)	(70)
	—	—
Other Currencies
Financing
Euro	29	36
Other	—	1
	29	37
Net liabilities exposed to exchange rate risk	207	358

The exposure to exchange rates shown above is reduced by the Company through contracts to sell electricity to free consumers, through Cemig Geração e Transmissão S.A., which is indexed to the dollar variation.

(b) Interest rate risk

CEMIG and certain subsidiaries are exposed to the risk of increases in international interest rates, impacting their loans and financing denominated in foreign currencies with floating rates, mainly LIBOR, in the amount of R$104 (R$146 as of December 31, 2006).

The Company is also exposed in 2007 to the risk of increases in interest rates on real denominated financial liabilities, partially offset by real denominated financial assets as follows:

	December 31,
CEMIG’s exposure to domestic interest rates	2007	2006

Asset
CRC Agreement	1,763	1,726
Short-term investments	1,424	1,008
Deferred regulatory assets	1,726	2,697
	4,913	5,431
Liabilities
Financing (local currency)	6,424	5,863
Payments to generators for energy purchased on CCEE/MAE during the rationing period	338	328
Derivative instruments	183	303
	6,945	6,494
Net liabilities exposed to interest rate risk	(2,032)	(1,063)

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

(d) Debt acceleration risk

The Company and certain of its subsidiaries have contracts for loans, financing and debentures with certain restrictive clauses (covenants), usually applicable to such operations, related to compliance with economic-financial indices, cash flow generation and other indicators. The creditors have the right to declare the early termination of CEMIG’s obligations and require the immediate payment of all outstanding debts in the case of a violation of such restrictive clauses. The restrictive clauses were complied with in full on December 31, 2007, and throughout the whole of the 2007 business year.

(e) Risk of non-renewal of concessions

The Company has concessions for commercial operation of electricity generation, transmission and distribution services with the expectation, by the management, that ANEEL and/or the Mining and Energy Ministry will renew them. If the renewals of the concessions are not granted by the Regulatory Body or if those Bodies renew them for requirement of additional costs (“concession for consideration”), the present levels of profitability and activity could be altered.

26. SHAREHOLDERS’ AGREEMENT

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

27. CONCENTRATIONS

(a) Labor:

The majority of CEMIG’s work force are members of SINDIELETRO (employee labor union). CEMIG and SINDIELETRO negotiate a collective bargaining agreement on an annual basis, which includes wage increases and profit sharing, along with other matters. The collective bargaining agreement becomes effective in November of each year. The 2007 collective bargaining agreement included an 5.0% average salary increase.

(b) Renewal of concession agreements:

At a meeting on October 3, 2006 the Board of Directors of ANEEL decided by majority to approve submission to the Mining and Energy Ministry (MME) of a group of alternatives (duly instructed and indicating their advantages and disadvantages), for decision, in relation to applications for extension of concessions made by the subsidiary Cemig Geração e Transmissão S.A. for the following plants – Pandeiros, Rio das Pedras, Poço Fundo, São Bernardo, Xicão, Luiz Dias, Emborcação, Nova Ponte and Santa Luzia – with total installed capacity of 1,735MW (unaudited).

On June 14, 2007, the Mining and Energy Ministry (MME) extended such concessions for a period of 20 years, indistinctly, from the dates of maturity of the respective grants. The signature of the respective Amendment will be celebrated probably on the first half of 2008. The Amendment to the contract of Concession will observe the norms and conditions established for the pertinent legislation, as well as those included in the Law Nº 10,848, as of 15 of March of 2004.

Seven of the Company’s hydroelectric plants accounted for approximately 75% of its installed electric generation capacity as of December 31, 2007.

GENERATION CONCESSIONS-	Installed Capacity (MW)(unaudited)	Expiration Date
São Simão	1,710	January 2015
Emborcação	1,192	July 2025
Nova Ponte	510	July 2025
Jaguara	424	August 2013
Miranda	408	December 2016
Três Marias	396	July 2015
Volta Grande	380	February 2017
Irapé	360	February 2035
Aimorés	162	December 2035
Salto Grande	102	July 2015
Others	922	July 2015 to August 2036
Total installed capacity	6,566

DISTRIBUTION CONCESSIONS-	Date concession expires
Northern Region	February/2016
Southern Regional	February /2016
Eastern Region	February /2016
Western Region	February /2016

28. INSURANCE

The Company has insurance policies for part of its property, plant and equipment, as follows:

Risk	Coverage	Effective Date	Insured Amount (*)
Aircraft – 2007 to 2008	Fuselage	04/28/07 to 04/28/08	12
Warehouses and buildings – 2007 to 2008	Fire	08/10/07 to 08/10/08	592
Generators, turbines and equipment – 2007 to 2008	Total	05/05/07 to 05/05/08	1,620

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

(*) Unaudited

29. COMMITMENTS

Cemig has outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2007, about our contractual obligations and commitments.

	2008	2009	2010	2011	2012	2013	2014 and beyond	Total

Long-Term debt (1)	941	874	675	776	931	1,051	1,566	6,814
Derivative financial instruments (“swaps”)	25	102	17	15	13	12	—	184
Purchase of Electricity from Itaipu (2)	1,074	787	854	887	906	386	—	4,894
Transportation of Electric Power from Itaipu (2)	71	61	63	66	68	29	—	358
Baguari hydroelectric power plant (3)	25	—	—	—	—	—	—	25
Aimorés hydroelectric power plant (3)	20	—	—	—	—	—	—	20
Guanhães hydroelectric power plant (3)	16	—	—	—	—	—	—	16
Sales Management System I	59	—	—	—	—	—	—	59
Furnas-Pimenta Transmission line	16	—	—	—	—	—	—	16
Pension Plan Debt - Forluz	89	82	83	72	69	48	620	1,063
Concession Granted (4)	1	2	2	2	6	12	305	330
Unrecognized tax benefits (5)	4	—	—	—	—	—	—	4
Purchase of Energy — Spot Market	1,086	1,349	2,009	2,337	2,626	2,927	15,536	27,870
Total	3,427	3,257	3,703	4,155	4,619	4,465	18,027	41,653

(1)                                 In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. These amounts do not include interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$617 million in interest payments on debt in 2008. Interest payments on debt for years following 2008 have not been estimated since they are subject to future variations in variable interest rates and foreign currency exchange rates.  We do not believe projections of interest payments and payments under interest rate swap agreements would be meaningful.

(2)                                 Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2007.

(3)                                 Contractual obligations with contractors.

(4)                                 In obtaining the concessions for construction of some generation projects, the CEMIG Geração e Transmissão S,A, undertook to make payments to the concession-granting power, over the period of validity of the contract, as compensation for commercial operation.

(5)                                 The Company has unrecognized tax benefits in amount of R$28, on December 31, 2007, that was not included in the table above considering that the expected timing of cash payment is not reasonably to estimate. The course of litigation depends on several factors that make it not possible to prediction of its end, for example, the quantity of cases to be dispatched by the judge, the possibility of bringing many resources of the parties to each judicial decision and the complexity of the object of demand.

30. SEGMENT INFORMATION

Under CEMIG’s distribution concession agreements, CEMIG was required to restructure its operations in order to place its generation, transmission and distribution operations into separate subsidiaries, wholly owned by CEMIG. To comply with this requirement, in 2004, CEMIG incorporated two new wholly-owned subsidiaries: CEMIG Geração e Transmissão S.A. and CEMIG Distribuição S.A.. The Company’s Extraordinary Shareholders’ General Meeting on December 30, 2004 authorized the transfer, as of January 1, 2005, of the Company’s investments and separate assets and liabilities to these subsidiaries to separate its generation, transmission and distribution activities. Cemig Geração e Transmissão S.A. and CEMIG Distribuição S.A. began to operate as of January 1, 2005. The effective transfer of concessions of electricity transmission, generation and distribution to the new subsidiaries was subject to ANEEL’s approval, in accordance with Resolution N.o 407, of December 20, 2004. As of and for the years ended December 31, 2007 and 2006, the main Company’s reportable segments are its generation and transmission, and distribution segments.

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

	BRGAAP 2007	Adjustment	USGAAP 2007	BRGAAP 2006	Adjustment	USGAAP 2006
Identifiable assets
Electricity
Distribution	13,207	256	13,463	12,687	136	12,823
Generation and Transmission	8,136	797	8,933	7,834	829	8,663
Other	1,954	3	1,957	1,843	(10)	1,833
Total consolidated assets	23,297	1,056	24,353	22,364	955	23,319

The Company allocated the account receivable from Minas Gerais State Government to the Distribution segment.

2007	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	2,999	6,368	110	9,478	(48)	9,430
Operating income	1,450	1,405	(51)	2,804	(274)	2,530
Financial income (expenses), net	(185)	10	34	(141)	93	(48)
Income tax – (Expense) Benefit	(298)	(312)	(134)	(744)	63	(681)
Minority interests
Net income	857	771	107	1,735	(117)	1,618
Depreciation and amortization charges	239	417	16	672	206	878
Equity method	—	—	222	222	—	222
Additions to property, plant and equipment	293	733	24	1,050	70	1,120

2006	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	2,427	6,246	20	8,693	(53)	8,640
Operating income	1,184	873	(5)	2,052	(1,279)	773
Financial income (expenses), net	(270)	197	120	47	288	335
Income tax – (Expense) Benefit	(208)	(300)	33	(475)	(22)	(497)
Net income	706	770	243	1,719	(1,017)	702
Depreciation and amortization charges	224	367	38	629	181	810
Equity method	—	—	97	97	(6)	91
Additions to property, plant and equipment	152	918	16	1,086	242	1,328

2005	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	1,475	6,361	83	7,919	(406)	7, 513
Operating income	853	1,060	(97)	1,816	(492)	1, 324
Financial income (expenses), net	(241)	329	531	619	135	754
Income tax – (Expense) Benefit	(110)	(399)	46	(463)	163	(300)
Minority interests	—	—	2	2	—	2
Net income	531	990	482	2,003	(194)	1,809
Depreciation and amortization charges	194	364	34	592	77	669
Equity method	—	—	29	29	—	29
Additions to property, plant and equipment	425	890	41	1,356	155	1,511

31. CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CEMIG

The condensed unconsolidated financial information of CEMIG, as of December 31, 2007 and 2006 and for each of the two years in the period ending on December 31, 2007, under USGAAP is as follows:

As discussed in Notes 1 and 30, CEMIG was required to restructure its operations in order to place its generation, transmission and distribution operations into separate subsidiaries, wholly owned by CEMIG. To comply with this requirement, in 2004, CEMIG incorporated two new wholly-owned subsidiaries: Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.. The Company’s Extraordinary Shareholders’ General Meeting on December 30, 2004 authorized the transfer, as of January 1, 2005, of the Company’s investments and separate assets and liabilities to these subsidiaries to separate its generation, transmission and distribution activities. Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. began to operate as from January 1, 2005. As such, CEMIG became a holding company on January 1, 2005, and unconsolidated financial information is presented for the years 2007 and 2006.

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006 (UNCONSOLIDATED)

( Expressed in millions of Brazilian reais)

	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	22	23
Tax recoverable (note 8)	33	13
Deferred income and social contr. Taxes (note 5)	93	24
Dividends receivable	1,384	1,153
Other	10	7
	1,542	1,220
NONCURRENT ASSETS
CRC Account Securitization Fund (FIDC) (note 3)	773	744
Deferred income and social contr. Taxes (note 5)	111	213
Tax recoverable (note 8)	260	289
Other	138	135
	1,282	1,381
PERMANENT ASSETS
Investments in subsidiaries and affiliates	6,745	6,815
Property, plant and equipment	231	2
	6,976	6,817

TOTAL ASSETS	9,800	9,418

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable to suppliers	12	6
Payroll and related charges	9	8
Taxes payable	39	23
Dividends and interest on capital	881	877
Current portion of long-term financing	6	7
Other	119	35
	1,066	956
LONG TERM LIABILITIES
Long-term financing (note 14)	74	103
Employee post-retirement benefits (note 16)	115	82
Accrued liability for contingencies (note 17)	292	277
Other	29	51
	510	513

SHAREHOLDERS’ EQUITY	8,224	7,949

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,800	9,418

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (UNCONSOLIDATED)

( Expressed in millions of Brazilian reais)

	2007	2006

OPERATING REVENUES	37	1
OPERATING EXPENSES	(86)	(8)
OTHER INCOME	—	—
EQUITY IN EARNINGS OF INVESTEES	1,917	1,590
FINANCIAL INCOME (EXPENSES), NET	7	123
INCOME AND SOCIAL CONTRIBUTION TAXES	(245)	18
EMPLOYEE PROFIT SHARING	(12)	(9)
NET INCOME	1,618	1,715

OTHER COMPREHENSIVE INCOME	(27)	8
COMPREHENSIVE INCOME	1,591	1,723

STATEMENTS OF CASH FLOWS (UNCONSOLIDATED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in millions of Brazilian reais)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES	1,399	1,404

CASH FLOWS FROM INVESTING ACTIVITIES
Escrow deposits	(10)	4
Acquisition of investments	(7)	(570)
Net cash used in investing activities	(17)	(566)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	—	30
Payment of long-term financing and short-term loans	(30)	—
Sale of FIDC quotas	—	900
FIDC – amounts received	7	27
Dividends and interest on capital paid	(1,360)	(2,072)
Net cash provided by (used in) financing activities	(1,383)	(1,115)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2)	(277)

CASH AND CASH EQUIVALENTS:
Beginning of the year	23	300
End of the year	22	23
	(1)	(277)
SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	50	9
Interest paid, net of interest capitalized	11	14

Following is information relating to CEMIG unconsolidated condensed financial statements presented above:

•   Investments — As of December 31, 2007 and 2006, investments in subsidiaries and affiliates are comprised as follows (see note 9):

	2007	2006
Cemig Geração e Transmissão S.A.	3,304	2,951
Cemig Distribuição S.A.	2,049	2,350
Companhia de Gás de Minas Gerais - GASMIG	193	153
Empresa de Infovias S.A.	323	286
Sá Carvalho S.A.	94	92
Usina Térmica Ipatinga S.A.	66	65
Cemig Capim Branco Energia S.A.	51	46
UTE Barreiro S.A.	7	10
Cemig PCH S.A.	52	51
Efficientia S.A.	4	3
Horizontes Energia S.A.	66	66
Companhia Transleste de Transmissão - Transleste	12	14
Central Térmica de Cogeração S.A.	—	2
Rosal Energia S.A.	129	137
Companhia Transudeste de Transmissão - Transudeste	7	7
Companhia Transirape de Transmissão - Transirape	5	5
Companhia de Transmissão Centroeste de Minas	7	7
Transchile Charrúa Transmisión S.A.	12	13
Rio Minas Energia Participações S.A. - RME	276	212
Empresa Regional de Transmissão de Energia S.A. - ERTE	5	15
Empresa Amazonense de Transmissão de Energia S.A. - EATE	38	204
Empresa Catarinense de Transmissão de Energia S.A. - ECTE	4	12
Empresa Norte de Transmissão de Energia S.A. - ENTE	24	66
Empresa Paraense de Transmissão de Energia S.A. - ETEP	12	41
Others	5	7

	6,745	6,815

•   Taxes recoverable — As of December 31, 2007 and 2006, taxes recoverable are mainly comprised as follows (see note 8):

	December 31,
	2007	2006

Current assets -
Social contribution tax	—	7
VAT	3	4
COFINS	21	—
PIS	5	—
Other	4	2
	33	13
Other non-current assets -
Income tax	234	260
Social contribution tax	26	29
	260	289

•   Deferred income and social contribution taxes — As of December 31, 2007 and 2006, the major components of the deferred income and social contribution taxes are as follows (see note 5):

	December 31,
	2007	2006

Tax loss carryforwards	519	532
Employee post-retirement benefits	22	11
Provision for contingencies	77	74
Provision for doubtful accounts	22	35
Other temporary differences	1	5
	641	657
Provision for losses on realization of deferred tax balances	(437)	(423)
	204	234

Current Assets	33	10
Other Assets	171	224

•  Accrued liabilities for contingencies — As of December 31, 2007 and 2006, accrued liabilities for contingencies are mainly comprised as follows (see note 17):

	December 31,
	2007	2006
Labor Claims
Various	73	32

Civil Lawsuits
Personal Injury	7	8
Rate Increase	70	104
Other	51	61
	128	173
Tax
FINSOCIAL	21	21
VAT	2	2
Taxes payable – Suspended Liability	47	40
INSS	1	1
Other	8	2
	79	66
Regulatory
ANEEL Administrative Proceedings	12	6
Total	292	277

32. SUBSEQUENT EVENTS

(a) Rates readjustment

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

The board of director of ANEEL during an extraordinary meeting approved on April 07, 2008, the final percentage of the second cycle of the Periodic Tariff Review for Cemig Distribuição S.A. The new rates will apply from April 8, 2008 for 6.439 million of consumers in 774 cities in Minas Gerais state. This resolution was published in the Official Daily Government Newspaper. The impact of this tariff review will be an average of 12.24% reduction and it will applied in different percentages by category of consumption.

The negative percentage reflects the increase of efficiency of the Company and the reduction of the average cost of capital (what defines the remuneration of the concessions company), calculated during the Periodic Tariff Review. This review occurs every 4 years.

(b) Increase in registered capital

The General Meeting of Stockholders held on April 25, 2008 approved an increase in Cemig’s registered capital from R$2,432,307 to R$2,481,508, upon capitalization of R$49,201 from the balance on the Capital RESERVE – Donations and subsidies for investment, distributing to stockholders, as a consequence, a bonus of 2.02% in new shares, of the same type as those held, and with nominal value of R$5.00.

This increase in the registered capital complies with Clause 5 of the agreement for credit assignment of the remaining balance on the CRC (Results Compensation) Account, which requires that a capital increase should be made in an amount corresponding to the total of the principal amortized under the CRC Contract, by the government of Minas Gerais State.

(c) Contract of 20 years for supply of electricity

On April 17, 2008 CEMIG has signed a 20-year contract (expiring in 2028) for supply of electricity to the industrial plants of the Votorantim Group in the Southeastern and Central-Western Regions of Brazil.

Cemig will supply the Votorantim Group with different annual levels of electrical power varying from 145 MW in the current year to 670 MW in some of the years. The overall total value of the contract is R$ 10,5 billion.

For the Votorantim Group, the agreement guarantees its present and future supply of electricity, making it possible for it to expand its business in Minas Gerais and Brazil. For CEMIG, it is part of the corporate strategy of helping facilitate the industrial growth of its clients.

(d) Acquisition of capital interest through TBE ( Transmissoras Brasileiras de Energia)

On April 16, 2008 CEMIG through its subsidiary Empresa Amazonense de Transmissão de Energia S.A. – “EATE” acquired 80.00% of the interest of Companhia Transmissora de Energia Elétrica – “LUMITRANS” for R$ 28,069 and 80.00% of the interest of Sistema de Transmissão Catarinense S.A. - STC for R$ 49,086. The conclusion of this transaction is still depending on authorization by ANEEL (the Brazilian electricity regulator), BNDES (the Brazilian Development Bank) and of CADE (the Brazilian antitrust authority).

33.  RECENTLY  ISSUED U.S. GAAP PRONOUNCEMENTS NOT YET ADOPTED

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

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No.FAS 115”, SFAS 159. This Statement permits entities to choose, at specified election dates, to measure many eligible financial instruments assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings.  SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities.  SFAS 159 is effective for the Company on January 1, 2008.  As allowed by the standard, the Company has elected not to adopt SFAS 159 for the measurement of any eligible assets and liabilities as of January 1, 2008.

In December 2007, the FASB revised SFAS Nº 141, “Business Combinations”. This Statement applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquirer), including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This Statement applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. This Statement retains the guidance in Statement 141 for identifying and recognizing intangible assets separately from goodwill. The main features of this Statement and the more significant improvements it makes to how the acquisition method was applied in accordance with Statement 141. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.

In December 2007, the FASB issued SFAS Nº 160, “Noncontrolling Interests in Consolidated Financial Statements” -an amendment of ARB No. 51. This Statement improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. This Statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited.

In March 2008, the FASB issued SFAS Nº 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

***************ll