Form 20-F
period 2008-12-31
ENERGY CO OF MINAS GERAIS
filed 2009-06-19
CIK 1157557

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

216,923,394 Common Shares

279,166,540 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, including the principles that are established primarily through Law No. 6,404 of December 15, 1976, as amended, including by Law 11,638 of December 28, 2007, which we refer to as the Brazilian Corporate Law. For purposes of this annual report we prepared balance sheets as of December 31, 2008 and 2007 and the related statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2008, 2007 and 2006, in reais all in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. KPMG Auditores Independentes has audited our consolidated financial statements as of and for the years ended December 31, 2008 and 2007, as stated in their report appearing

i

elsewhere herein, and Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements for the  year ended December 31, 2006, as stated in their report appearing elsewhere herein.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2.313 to US$1.00, the noon buying rate in New York City for cable transfers in reais as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2008. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2008 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (The Brazilian National Electric Energy Agency), or ANEEL, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt-hours, respectively, and references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively. References to “Preferred American Depositary Shares” or “Preferred ADSs” are to American Depositary Shares, each representing one preferred share. References to “Common American Depositary Shares” or “Common ADSs” are to American Depositary Shares, each representing one common share. Our Preferred ADSs and Common ADSs are referred to collectively as “ADSs,” and Preferred ADRs and Common ADRs are referred to collectively as “ADRs.”

On May 3, 2007, we effected a stock split in the form of a 50% stock dividend of our preferred shares, with a corresponding adjustment to our Preferred ADSs. Effective June 11, 2007, after giving effect to (i) a reverse stock split of our preferred shares in the form of a consolidation whereby every 500 preferred shares, par value R$0.01, were consolidated into one preferred share with a par value of R$5.00, and (ii) a 100% forward split of the Preferred ADSs, the Preferred ADS ratio was changed to one preferred share per Preferred ADS. In addition, on May 2, 2008, a 2.02% stock dividend was paid on the preferred shares. On May 8, 2008, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADSs. On April 30, 2009, a 25.000000151% stock dividend was paid on the preferred shares, and a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADSs. The Preferred ADSs are evidenced by American Depositary Receipts, or Preferred ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder (the “Second Amended and Restated Deposit Agreement”).

On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our common shares. On June 11, 2007, we effected a reverse stock split of our common shares in the form of a consolidation whereby every 500 common shares, par value R$0.01, were consolidated into one common share with a par value of R$5.00. On June 12, 2007, we established an American Depositary Share program for our common shares, with each Common ADS representing one common share. In addition, On May 2, 2008, a 2.02% stock dividend was paid on the common shares. On May 8, 2008, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS. On April 30, 2009, a 25.000000151% stock dividend was paid on the common shares. On May 13, 2009, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADSs. The Common ADSs are evidenced by American Depositary Receipts, or Common ADRs, issued pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder (the “Common ADS Deposit Agreement” and, together with the Second Amended and Restated Deposit Agreement, the “Deposit Agreements”).

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, principally in “Item 3. Key Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions relating to, among other things:

•                                          general economic, political and business conditions, principally in Latin America, Brazil, the State of Minas Gerais, in Brazil, or Minas Gerais, the State of Rio de Janeiro, in Brazil, or Rio de Janeiro, as well as other states in Brazil;

ii

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

•                                          our level of debt and its maturity;

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

iii

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

The selected consolidated financial data as of December 31, 2008 and 2007 and for each of the three years ended December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated data as of December 31, 2006, 2005 and 2004 and for the each of the two years ended December 31, 2005 and 2004 has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report.

U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$2.313 per US$1.00, the noon buying rate as of December 31, 2008. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On June 5, 2009, the noon buying rate for reais was R$1.9606 per US$1.00. See “—Exchange Rates.”

Selected Consolidated Financial Data

	As of and for the year ended December 31,
	2008	2008	2007	2006	2005	2004
	(in millions	(In millions of R$ except per share/ADS data or as otherwise
	of US$)(1)(2)	indicated)
Income Statement Data:
Net operating revenues:
Electricity sales to final consumers	4,538	10,497	10,191	9,319	8,708	8,541
Deferred rate adjustment (3)	—	—	—	—	110	640
Electricity sales to the interconnected power system	462	1,069	1,134	884	237	36
Use of basic transmission and distribution networks	806	1,865	1,705	1,780	1,523	245
Other operating revenues	104	241	236	200	176	625
Tax on revenues	(1,662)	(3,844)	(3,836)	(3,543)	(3,241)	(2,608)
Total net operating revenues	4,248	9,828	9,430	8,640	7,513	7,479

Operating costs and expenses:
Electricity purchased for resale	(980)	(2,267)	(2,147)	(1,907)	(1,455)	(1,370)
Natural gas purchased for resale	—	—	—	—	—	(268)
Use of basic transmission and distribution networks	(274)	(634)	(564)	(687)	(709)	(538)
Depreciation and amortization	(332)	(769)	(878)	(810)	(669)	(677)
Personnel	(434)	(1,004)	(884)	(1,046)	(779)	(788)
Regulatory charges	(443)	(1,024)	(967)	(1,031)	(983)	(861)
Special liabilities	—	—	—	(1,057)	—	—
Third-party services	(262)	(605)	(550)	(475)	(420)	(329)
Employee post-retirement benefits	(120)	(277)	(140)	(245)	(257)	(153)
Materials and supplies	(73)	(170)	(148)	(116)	(95)	(83)
Reversal (Provision) for loss on deferred regulatory assets (3)	(8)	(19)	(146)	(49)	(183)	(9)
Employee profit sharing	(157)	(362)	(455)	(210)	(260)	(110)
Other	(177)	(410)	(472)	(234)	(379)	(280)
Total operating costs and expenses	(3,260)	(7,541)	(7,351)	(7,867)	(6,189)	(5,466)

Operating income	988	2,287	2,079	773	1,324	2,013

Financial income (expenses), net	7	17	(48)	335	754	350

Non-Operating Income	88	204	272	91	29	105

Income before income taxes and minority interests	1,083	2,508	2,303	1,199	2,107	2,468
Income taxes expense	(326)	(755)	(685)	(497)	(300)	(731)
Minority interests	—	—	—	—	2	2
Net income (loss)	757	1,753	1,618	702	1,809	1,739

Other comprehensive income (loss)	129	299	(400)	140	25	(474)
Comprehensive income	886	2,052	1,218	842	1,834	1,265

Basic earnings (loss): (5)
Per common share	1.53	3.53	3.33	1.44	3.72	3.58
Per preferred share	1.53	3.53	3.33	1.44	3.72	3.58
Per ADS	1.53	3.53	3.33	1.44	3.72	3.58
Diluted earnings (loss): (5)
Per common share	1.52	3.51	3.26	1.41	3.69	3.58
Per preferred share	1.52	3.51	3.26	1.41	3.69	3.58
Per ADS	1.52	3.51	3.26	1.41	3.69	3.58

		As of and for the year ended December 31,
	2008	2008	2007	2006	2005	2004
	(in millions	(In millions of R$ except per share/ADS data or as otherwise
	of US$)(1)(2)	indicated)

Balance Sheet Data:
Assets:
Current assets	2,687	6,216	5,935	4,778	4,778	3,276
Property, plant and equipment, net	6,058	14,011	13,835	13,426	11,971	11,191
Deferred regulatory assets—long-term	143	332	823	1,548	2,315	2,929
Account receivable from State Government	779	1,801	1,763	1,726	1,519	1,097
Other assets	1,047	2,421	1,997	1,841	763	504
Total assets	10,714	24,781	24,353	23,319	21,346	18,997

Liabilities:
Current portion of long-term financing	518	1,197	941	691	985	1,417
Other current liabilities	1,596	3,692	3,572	3,639	3,953	2,286
Long-term financing	2,297	5,314	5,873	5,833	3,841	2,750
Employee post-retirement benefits— long-term	763	1,765	2,182	1,666	1,535	1,606
Shareholders’ equity	4,035	9,333	8,224	8,370	9,252	9,209
Capital stock	989	2,288	2,239	1,428	1,428	1,428

Other Data:
Weighted average outstanding shares— basic: (5)
Common		216,923,395	212,622,504	212,622,504	212,622,504	212,622,504
Preferred		279,170,735	273,631,569	273,631,569	273,631,569	273,631,569
Dividends per share (5)
Common		R$1.90	R$2.81	R$2.77	R$3.68	R$1.19
Preferred		R$1.90	R$2.81	R$2.77	R$3.68	R$1.19
Dividends per ADS (5)		R$1.90	R$2.81	R$2.77	R$3.68	R$1.19
Dividends per share (4)(5)
Common		US$0.82	US$1.58	US$1.30	US$1.58	US$0.45
Preferred		US$0.82	US$1.58	US$1.30	US$1.58	US$0.45
Dividends per ADS (4)(5)		US$0.82	US$1.58	US$1.30	US$1.58	US$0.45

Weighted average outstanding shares— diluted: (5)
Common		218,140,931	216,925,229	217,250,274	214,450,359	212,622,504
Preferred		280,737,646	279,168,901	279,587,214	275,983,902	273,631,569
Dividends per share diluted (5)
Common		R$1.89	R$2.75	R$2.71	R$3.65	R$1.19
Preferred		R$1.89	R$2.75	R$2.71	R$3.65	R$1.19
Dividends per ADS diluted (5)		R$1.89	R$2.75	R$2.71	R$3.65	R$1.19
Dividends per share diluted (4)(5)
Common		US$0.82	US$1.55	US$1.27	US$1.57	US$0.45
Preferred		US$0.82	US$1.55	US$1.27	US$1.57	US$0.45
Dividends per ADS diluted (4)(5)		US$0.82	US$1.55	US$1.27	US$1.57	US$0.45

(1)                                 Converted at the exchange rate of US$1.00 to R$2.313, the noon buying rate as of December 31, 2008. See “—Exchange Rates.”

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

Exchange Rates

In March 2005, the National Monetary Council (Conselho Monetário Nacional) consolidated the commercial rate exchange market and the floating rate exchange market into a single floating rate exchange market, where all foreign exchange transactions are now carried out by financial institutions authorized to operate in this market.

Brazilian law provides that whenever there (i) is a significant imbalance in Brazil’s balance of payments or (ii) are major reasons to foresee a significant imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the real float freely or will intervene in the exchange rate market. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future. Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares or common shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations. For more information see “Risk Factors — Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs.”

The table below sets forth, for the periods indicated, the low, high, average and period-end noon buying rates for reais, expressed in reais per US$1.00.

	Reais per US$1.00
Month	Low	High	Average	Period-end
December 2008	2.2905	2.6187	2.3954	2.3130
January 2009	2.1895	2.3698	2.3079	2.3130
February 2009	2.2375	2.3898	2.3230	2.3750
March 2009	2.2371	2.4420	2.3161	2.3007
April 2009	2.1617	2.2860	2.2027	2.1724
May 2009	1.9680	2.1730	2.0689	1.9678
June 2009 (through June 5, 2009)	1.9402	1.9606	1.9478	1.9606

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2004	2.6510	3.2085	2.9262	2.6550
2005	2.1695	2.7755	2.4352	2.3340
2006	2.0549	2.3580	2.1738	2.1342
2007	1.7298	2.1520	1.9449	1.7790
2008	1.5580	2.6190	1.8322	2.3130

Source: U.S. Federal Reserve Board

Risk Factors

You should consider the following risks as well as the other information in this annual report in evaluating an investment in our company.

Risks Relating to CEMIG

We are controlled by the State Government which may have interests that are different from yours.

As our controlling shareholder, the government of the State of Minas Gerais exercises substantial influence on the strategic orientation of the business of CEMIG. It is not possible to analyze the impact and effects this may have on us or our results of operations. The government of the State of Minas Gerais currently holds approximately 51% of our common shares and, consequently, has the right to the majority of votes in decisions of the General Meetings of our Shareholders, and can (i) elect the majority of the members of the Board of Directors of CEMIG, and (ii) decide matters requiring approval by a specific majority of our shareholders, including transactions with related parties, shareholding reorganizations and the date and payment of any dividends.

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

We are subject to extensive and uncertain governmental legislation and regulation.

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. As part of the restructuring of the industry, Federal Law No. 10,848 of March 15, 2004, or the New Industry Model Law, introduced a new regulatory framework for the Brazilian electricity industry.

Law No. 10,848/04 and Decree 5,163 of July 30, 2004 governing the purchase and sale of electricity under the New Industry Model Law remain subject to the implementation of resolutions by ANEEL. Moreover, the constitutionality of Law No. 10,848/04 is currently being challenged before the Brazilian Supreme Court. The Brazilian Supreme Court has not yet reached a final decision and, therefore, Law No. 10,848/04 is currently in force. If all or a portion of Law No. 10,848/04 is considered to be unconstitutional by the Brazilian Supreme Court, all or a portion of the regulatory scheme introduced by Law No. 10,848/04 may not come into effect, generating uncertainty as to how and when the Federal Government will be able to introduce changes to the electricity industry. Accordingly, we cannot now evaluate the impact of new regulation to be issued by ANEEL or the impact that a decision on the constitutionality of Law No. 10,848/04 would have on our future activities, results of operations and financial condition.

The rules for the sale of electric energy and market conditions could affect our generation selling prices.

Under applicable law, our generation companies are not allowed to sell energy directly to our distribution companies. As a result, our generation companies have to sell electricity in a regulated market through public auctions conducted by ANEEL (the “Regulated Market,” the “ACR,” or the “Pool”) or in the Free Market (the “ACL”). Legislation allows distributors that contract with our generation companies under the Regulated Market to reduce the quantity of energy contracted under some contracts up to a certain limit, exposing our generation companies to the risk of failing to sell its remaining energy at adequate prices.

We also perform trading activities through power purchase and sale contracts, mainly in the ACL market, through our generation and trading subsidiaries.  Contracts in the ACL with consumers that are allowed to purchase energy directly from generating companies or from energy traders, referred to as “Free Consumers,” are generally consumers with demand equal to or greater than 3 MW or consumers with demand between 500 KW and 3 MW from so-called “renewable energy sources,” such as small hydroelectric facilities. Older contracts with consumers greater than 3MW give them the flexibility to purchase more or less energy (by 5% on average) from us than was originally contracted for by such consumers, which may adversely impact our business, results of operations and financial condition. Newer contracts, signed after 2005 generally do not allow for this kind of flexibility.

If we are unable to sell all our energy in the auctions or in the ACL, our energy will be placed in the CCEE at a settlement price (Preço de Liquidação de Diferenças), or PLD, which has been very volatile. If this occurs in periods of low settlement prices, our revenues and results of operations could be adversely affected.

ANEEL has substantial discretion to establish the rates we charge to captive consumers and the rates we charge to Free Consumers and to power generating companies for using our distribution system. Such rates are determined pursuant to concession contracts entered with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments: (1) the annual readjustment; (2) the periodic revision; and (3) the extraordinary revision. We are entitled to apply each year for the annual readjustment, which is designed to offset some of the effects of inflation on rates and allows us to pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase and certain other regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual rate adjustments, the intended effect of which is to reward the good management of our costs while sharing any related gains with our consumers. We are also entitled to request an extraordinary revision of our rates if unforeseen events significantly alter our cost structure. The periodic revision and extraordinary revision are subject to a certain degree of ANEEL’s discretion.

Although our concession agreements provide that the company must remain in economic and financial balance, we cannot assure you that ANEEL will establish rates that will adequately compensate us and that our revenues and results of operations will not be adversely affected by such rates. In addition, to the extent any of these adjustments are not granted by ANEEL in a timely manner, our business, results of operations and financial condition may be adversely affected.

We may not be able to collect the full amount of a significant receivable from the State Government.

We have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,801 million as of December 31, 2008. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. Historically we have had and continue to have difficulty collecting amounts due from the State Government under the CRC Account. We have renegotiated and amended the terms of the CRC Account on a number of occasions in connection with this difficulty. We cannot assure you we will be paid on a timely basis in the future or at all. See “Item 5. Operating and Financial Review and Prospects—Impact of Our Account Receivable from the State Government.”

We are strictly liable for any damages resulting from inadequate rendering of electricity services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity transmission and distribution services. In addition, the damages caused to end consumers as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the National System Operator (Operador Nacional do Sistema, or ONS) or the ONS itself, shall be shared among generation, distribution and transmission companies. Until a final criteria is defined, the liability for such damages shall be shared in the proportion of 35.7% to distribution agents, 28.6% to transmission agents and 35.7% to generation agents. Therefore, our business, results of operations and financial condition may be adversely affected.

We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.

As a state controlled company, we are subject to rules and limits on the level of credit applicable to the public sector issued by the National Monetary Council and by the Central Bank. These rules set certain parameters and conditions for financial institutions to be able to offer credit to public sector entities. Thus, if our operations do not fall within these parameters and conditions, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan or in refinancing our financial obligations. Brazilian legislation also establishes that a state-controlled company, in general, may only use proceeds of external transactions with commercial banks (debt, including bonds) to refinance financial obligations. As a result of these regulations, our capacity to incur debt is again limited, and this could negatively affect the implementation of our investment plan or the refinancing of our obligations.

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

In light of the degree of discretion granted to the Federal Government by the Concessions Law with respect to new concession contracts and the renewal of existing concessions, and given the lack of long-standing precedents with respect to the Federal Government’s exercise of such discretion and interpretation and application of the Concessions Law, we cannot assure you that new concessions will be obtained or that concessions will be renewed on terms as favorable as those currently in effect. See “Item 4. Information on the Company—Competition—Concessions” and “Item 4. The Brazilian Power Industry—Concessions.” Non-renewal of any of our concessions could adversely affect our business, results operations and financial condition.

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

Shortages and/or rationing due to adverse hydrological conditions not covered by the Energy Reallocation Mechanism (as described in “Item 4. The Brazilian Power Industry—Energy Reallocation Mechanism”) could result in increased costs and reduced cash flow. In addition, if the new energy auctions under the New Industry Model Law fail to result in an expansion in electricity generation capacity to adequate levels to meet growing demand, rationing measures could be implemented. Any limitation on our electricity generation capacity could adversely affect our business, results of operations and financial condition.

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

Non-compliance with environmental laws and regulations could, independently of the obligation to redress any damages that may be caused, result in the application of criminal and administrative sanctions being applied. Based on Brazilian legislation, criminal penalties such as restricting rights, and even imprisonment, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may impose warnings and fines ranging from R$50 thousand to R$50 million, require partial or total suspension of activities; suspend or restrict tax benefits or cancel or suspend lines of credit from governmental financial institutions as well as prohibit the entity from contracting with governmental agencies, companies and authorities. Any of these events could adversely affect our business, results of operations or financial condition.

In addition, CEMIG is subject to Brazilian legislation requiring the payment of compensation in relation to the polluting effects of its activities. Pursuant to such legislation, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be directed towards environmental compensation measures. CEMIG has not yet assessed the effects that this legislation may have on it. See “Item 4. Information on the Company—Environmental Matters—Compensation Measures.” Any charges on CEMIG, as a result of this regulation, could be significant and may impact our business, results of operations or financial condition.

Our level of consumer default could adversely affect our business, results of operations and financial condition.

As of December 31, 2008, our total past due receivables from final consumers were approximately R$917 million, corresponding to 9.3% of our net revenues for 2008, and our allowance for doubtful accounts was R$244 million. Approximately 11.7% of the past due receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting clients. If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition. In addition, any consumer defaults in excess of our allowance for doubtful accounts could have an adverse effect on our business, results of operations and financial condition.

The current global recession may have significant effects on our customers, which could adversely affect our business, operating results and financial condition.

The current global recession, as well as slow recovery period, may lead to lower demand for our services, increased incidences of our customers’ inability to pay for our services, or the insolvency of our customers. Many economists are now predicting that the current recession in the global economy may be prolonged as a result of the deterioration in the credit markets and related financial crisis, as well as a variety of other factors. Any of these events may negatively impact our sales, revenue generation and margins, and consequently adversely affect our business, operating results and financial condition.

We may not be able to complete our proposed capital expenditure program.

Our by-laws contemplate that we spend up to 40.0% of our annual EBITDA (earnings before interest, income taxes, depreciation and amortization), during the period from 2009 through 2013, on the construction of new power installations and the refurbishment and maintenance of existing power plants and transmission and distribution systems. Our ability to carry out this capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other factors. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give any assurance that we will have the financial resources to complete this program.

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

Because Companhia Energética de Minas Gerais—CEMIG is a holding company with no revenue-producing operations other than those of its operating subsidiaries, we will be able to distribute dividends to shareholders only if Companhia Energética de Minas Gerais—CEMIG receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries may distribute to us depend on our subsidiaries generating a sufficient profit in any given fiscal year. Dividends can be paid out from accumulated profits from previous years or from capital reserves. Such profits are calculated and paid in accordance with Brazilian Corporate Law and the provisions of the by-laws of each of our regulated subsidiaries. Any capital reduction that would enable our shareholders to receive distributions would be subject to the prior approval of ANEEL.

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

We will need short-term funds to pay our obligations and to fund our current and expected acquisitions.

On December 31, 2008, our total debt was R$6,511 million, of which R$1,197 million matures in 2009. We will need funds in the short term to pay or refinance these obligations and to fund our current and expected acquisitions. However, no assurance can be given that we will be able to raise such funds in a timely manner and in the amounts necessary or at competitive rates, or that we will otherwise have supplemental cash-on-hand available to pay our obligations or finance our acquisitions. If we are unable to successfully raise funds as planned, we may not be able to entirely pay our debt or meet all our acquisition commitments, including the purchase of Terna Participações S.A., and our investment program could suffer significant delays, which could adversely affect our business, financial condition and prospects.

We may incur losses in connection with pending litigation.

We are currently defending several legal proceedings relating to civil, administrative, environmental, tax and other claims. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include reserves relating to litigation claims totaling R$390 million as of December 31, 2008 (excluding labor-related matters) for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. In the event that our reserves for litigation claims prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have an adverse effect on our business, results of operations or financial condition.

Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into a collective bargaining agreement with the labor unions representing most of these employees.

We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and compensation for occupational hazards. We are also subject to claims related to labor outsourcing, in which employees of our contractors and subcontractors have brought actions against us for the payment of outstanding labor liabilities. As of December 31, 2008, our labor-related claims totaled, in the aggregate, approximately R$193.8 million, and at that date we had accrued a liability of approximately R$82 million for losses we expect from these claims. For a more detailed discussion of labor-related proceedings, see “Item 8. Financial Information—Legal Proceedings—Labor and Pension Fund Obligations.”

We have not experienced any material labor unrest during the last seven years, although in 2006 three work stoppages did occur, in 2007 four work stoppages occurred and in 2008, one minor work stoppage occurred. Our operations might be interrupted by a labor disturbance in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor action. In the event of a strike, we might face an immediate loss of revenue.

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

In connection with the purchase in 1997 of approximately 33% of our common shares by Southern Electric Brasil Participações Ltda., or Southern, the State Government entered into a shareholders’ agreement with Southern, granting Southern control over certain significant corporate decisions. In 1999, the State Government filed a lawsuit seeking to nullify the shareholders’ agreement on constitutional grounds. In August 2001, after several rulings and appeals, the Minas Gerais State Court of Appeals ruled that the shareholders’ agreement is null and void. In December 2003, this ruling was appealed to the Superior Tribunal de Justiça (Superior Court of Justice), which upheld the Minas Gerais State Court of Appeals ruling. The decision of the Superior Court of Justice is subject to review and therefore the effective control of CEMIG remains subject to further judicial challenge in the Supremo Tribunal Federal (Supreme Court). For a more detailed discussion of this proceeding, see “Item 8. Financial Information—Legal Proceedings—Shareholders’ Agreement.”

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

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the Amplified National Consumer Price Index, or IPCA, Brazilian annual inflation rates in 2006, 2007 and 2008 were 3.1%, 4.5% and 5.9%, respectively. No assurance can be given that inflation will remain at these levels.

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

In 2008, the real depreciated 30.0% against the U.S. dollar, due in part to the global credit crisis and economic slowdown. Between December 31, 2008 and May 31, 2009, the real appreciated 15.0% against the U.S. dollar. Considering the volatility the world economy is facing, no assurance can be given that the real will not depreciate against the dollar again. On December 31, 2008, the noon buying U.S. dollar/real exchange rate was R$2.313/US$1.00. See “—Exchange Rates.”

As of December 31, 2008, approximately 6.8% of our total indebtedness from loans, financings and debentures was denominated in currencies other than the real (70.8% of that in U.S. dollars). If the real depreciates against the U.S. dollar, our related financial expenses will increase and our results of operations and financial condition could be adversely affected. However, 36.6% of our debt denominated in foreign currencies is hedged under currency swaps that convert our foreign currency obligations into reais. Our foreign exchange losses increased from R$12 million in 2007 to R$126 million in 2008. However, despite the depreciation of the real against the U.S. dollar in 2008, our financial income (expenses) in 2008 improved from an expense of R$48 million in 2007 to income of R$17 million in 2008.

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

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including us. This could also make it more difficult for us access the capital markets and finance our operations in the future on acceptable terms or at all. Due to the characteristics of the Brazilian electricity industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations which could adversely affect our business, results of operations and financial condition.

Political and economic instability in Brazil may affect us.

Periodically, allegations of unethical or illegal conduct are made with respect to figures in the Brazilian government, including legislators and/or party officials. In 2007, the first year of Lula’s second term, other members of the government were accused of corrupt behavior for various reasons, resulting in the resignation of one minister and of the president of the senate. If these events lead to a materially adverse perception of Brazil among investors, the trading value of our shares, the Preferred ADSs and the

Common ADSs could decline, and our ability to access international markets could suffer. In addition, any political instability resulting from these events could cause us to re-assess our strategies if the Brazilian economy suffers as a result.

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

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of foreign capital registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your Preferred ADSs or Common ADSs for the underlying shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the shares, or distributions relating to the shares, unless you obtain your own certificate of registration under Resolution No. 2,689 of January 26, 2000, of the Brazilian Conselho Monetário Nacional, or National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Comissão de Valores Mobiliários (the Brazilian securities regulatory body), or the CVM. In order to complete this process, the investor will usually need to engage a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares or common shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares or common shares back into Preferred ADSs or Common ADSs, respectively, once you have registered your investment in the preferred shares or common shares, you may deposit your preferred shares or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the shares underlying your Preferred ADSs or Common ADSs at a price and time at which you wish to do so. The BM&F BOVESPA—Bolsa de Valores, Mercadorias e Futuros, or São Paulo Stock Exchange, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately US$1.4 trillion as of December 31, 2008 and an average daily trading volume of approximately US$2.5 billion for 2008. In comparison, the operating companies listed on the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of approximately US$15 trillion as of December 31, 2008 and an average daily trading volume of approximately US$110.9 billion for 2008.

Shareholders may receive reduced dividend payments if our net income does not reach certain levels.

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net income for the preceding fiscal year, based on our financial statements prepared in accordance with the accounting practices adopted in Brazil, with holders of preferred shares having priority of payment. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares equal a least the greater of 10% of the par value of our shares or 3% of the book value of our shares, should the payment based on 50% of our net income not surpass this amount. If we do not have net income or our net income is insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made. However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions were not made for a fiscal year. See “Item 8. Financial Information—Dividend Policy and Payments” for a more detailed discussion.

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

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, in 2004 we incorporated two wholly-owned subsidiaries of CEMIG—Cemig Geração e Transmissão S.A., referred to as Cemig Generation and Transmission, and Cemig Distribuição S.A., referred to as Cemig Distribution. Cemig Generation and Transmission and Cemig Distribution were created to carry out the activities of electricity generation and transmission, and distribution, respectively. Except as set forth below, this process is substantially complete. The following chart shows our corporate structure as of December 31, 2008.

Since December 31, 2008, there have been no material stockholding changes to our corporate structure as reflected in the chart below. The material changes expected to take place in the near future relate to the acquisition of the transmission company Terna Participações S.A. and the stockholdings in three wind farms. These acquisitions are still subject to regulatory approval and other conditions. See “—Recent Developments.”

COMPANIES AND CONSORTIA OF THE CEMIG GROUP

CIA. ENERGÉTICA DE MINAS GERAIS
At December 31, 2008
Rio Minas Energia Participações S.A. 25%
Light S.A. 52.1%
Light Energia S.A. 100%
Lightger Ltda. 100%
Lighthidro Ltda. 100%
Itaocara Energia Ltda. 100%
Light Esco Prest. Serviços Ltda. 100%
Instituto Light de Desenvolvim. Social e Urbano 100%
Light Serviços de Eletricidade S.A. 100%
Lajes PCH Consortium
Paracambi PCH Consortium
Itaocara Plant Consortium Cemig GT:49% Itaocara Energia: 51%
EBL Companhia de Eficiência Energética S.A. 33%
LIR Energy Ltd. 100%
Cemig Distribuição S.A. 100%
Cemig Geração e Transmissão S.A. 100%
Hidrelétrica Cachoeirão S.A 49%
Guanhães Energia S.A. 49%
Madeira Energia S.A. 10%
Santo Antônio Energia S.A. 100%
Hidrelétrica Pipoca S.A. 49%
Cemig Baguari Energia S.A. 100%
Baguari Energia S.A.
Baguari Plant Consortium 49%
Aimorés Plant Consortium 49%
Funil Plant Consortium 49%
Igarapava Plant Consortium 14.5%
Porto Estrela Plant Consortium 33.33%
Queimado Plant Consortium 82.5%
Usina Térmica Ipatinga S.A. 100%
Cemig PCH S.A. 100%
Horizontes Energia S.A. 100%
Sá Carvalho S.A. 100%
Rosal Energia S.A. 100%
Usina Termelétrica Barreiro S.A. 100%
Central Termelétrica de Cogeração S.A. 100%
Central Hidrelétrica Pai Joaquim S.A. 100%
Cemig Capim Branco Energia S.A. 100%
Capim Branco Energia Consortium 21.5%
Cia. Transleste de Transmissão 25%
Cia. Transirapé de Transmissão 24.5%
Cia. de Transmissão Centroeste de Minas 51%
Cia. Transudeste de Transmissão 24%
Transchile Charrúa Transmisión S.A. 49%
Empresa Catarinense de Transmissão de Energia S.A. 7.49%
Empresa Regional de Transmissão de Energia S.A. 18.35%
Empresa Paraense de Transmissão de Energia S.A. VS: 25% TS: 19.26%
Empresa Norte de Transmissão de Energia S.A. 18.35%
Empresa Amazonense de Transmissão de Energia S.A. VS: 25% TS: 17.17%
STC–Sistema de Transmissão Catarinense S.A. 80%
Lumitrans Companhia Transmissora de Energia Elétrica 80%
Empresa Brasileira de Transmissão de Energia S.A. CEMIG GT:49% EATE: 51%
Cia. de Gás de Minas Gerais 55.2%
Efficientia S.A. 100%
Axxiom Soluções Tecnológicas S.A. 49%
Cemig Trading S.A. 100%
Centro de Gestão Estratégica de Tecnologia 100%
Empresa de Infovias S.A. 100%
Cemig Serviços S.A. 100%
49 COMPANIES
10 CONSORTIA
VS = Voting stock
TS = Total stock
Key
Transmission companies
Distribution companies
Generation companies
Geration consortia
Financial operations
Non-profit
Gas distribution
Telecommunications
Trading
Holding company
Services

Source: Cemig Holdings Management Unit (GP)

The following are our principal subsidiaries, consolidated in our financial statements as of and for the year ended December 31, 2008:

•                                          Cemig Geração e Transmissão S.A., or Cemig Generation and Transmission (100% interest) engages in electricity generation and transmission and has been in operation since January 1, 2005.

•                                          Cemig Distribuição S.A., or Cemig Distribution (100% interest) engages in electricity distribution and has been in operation since January 1, 2005.

•                                          Sá Carvalho S.A. (100% interest) produces and sells electricity, holding the concession to operate the Sá Carvalho hydroelectric power plant, with installed capacity of 78 MW. The plant started operating in 1951, and its concession expires in December 2024 but can be extended for a period of up to 20 years. CEMIG acquired control of Sá Carvalho S.A. from Acesita S.A. in December 2000.

•                                          Rosal Energia S.A. (100% interest) produces and sells electricity, holding the concession to operate the Rosal hydroelectric power plant, with installed capacity of 55 MW. Its concession expires in May 2032 but can be extended for a period of up to 20 years.  The company was formed in October 1999 and the plant began operating on December 30, 1999. CEMIG acquired 100% of the shares of Rosal Energia S.A. from the Rede Group in December 2004.

•                                          Usina Térmica Ipatinga S.A. (100% interest) is a special-purpose company producing and selling electricity at the Ipatinga thermoelectric and steam power plant, with installed capacity of 40 MW. This company was formed in August 2000, began operating in 1986, and is on loan, without consideration, to CEMIG, for 15 years, until December 2014.

•                                          Horizontes Energia S.A. (100% interest) produces and sells electricity as an independent power producer, or IPP, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric plants in the State of Santa Catarina, with total installed capacity of 14.1 MW. The company was formed in April 2001.

•                                          Usina Termelétrica Barreiro S.A. (100% interest) is an IPP producing and selling energy from the Barreiro thermoelectric power plant, with installed capacity of 12.9 MW. The company was formed in April 2001 and began operating in February 2004 with its authorization extending until 2023.

•                                          Central Termelétrica de Cogeração S.A.(100% interest) operated the Barreiro thermoelectric power plant but is now a non-operational company, since operation of the plant was subsequently transferred to Usina Termelétrica Barreiro S.A. Central Termelétrica de Cogeração S.A.was formed in July 2002.

•                                          Cemig PCH S.A. (100% interest) is an IPP operating the 23MW Pai Joaquim small hydro plant and selling the electricity produced. The company was formed in October 2001 and  began operating in March 2004 under an authorization that expires in April 2032.

•                                          Central Hidrelétrica Pai Joaquim S.A. (100% interest) operates the Pai Joaquim small hydro plant but is now a non-operational company after the plant was subsequently transferred to Cemig PCH S.A. Central Hidrelétrica Pai Joaquim S.A. was formed in July 2002.

•                                          Cemig Capim Branco Energia S.A. (100% interest) operates the two-plant Capim Branco generating complex, through the Capim Branco Energia Consortium. The complex, renamed the Amador Aguiar Complex, has potential total installed capacity of 450 MW. The company was formed in May 2001 and the Capim Branco I plant began operating in February 2006, and Capim Branco II in March 2007. The concession runs until August 2036.

•                                          Cemig Baguari Energia S.A. (100% interest) is CEMIG’s vehicle for participation in the Baguari Hydro Plant consortium, operating the Baguari Hydro Plant. This company was formed in July 2006 and CEMIG later decided to take part in the consortium through the company Baguari Energia S.A.

•                                          Cemig Trading S.A. (100% interest) trades electricity and was formed in July 2002.

•                                          Efficientia S.A. (100% interest) provides electricity efficiency and optimization services, consultancy and solutions, and also operating and maintenance services to electricity supply facilities.  The company was formed in January 2002.

•                                          Empresa de Infovias S.A. (100% interest) provides telecommunications and related services, through multiservice networks using fiber optic cable, coaxial cable and other electronic equipment.  The company was formed in January 1999,and in 2002, CEMIG acquired a stake in Empresa de Infovias S.A. held by AES.

Our consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 include the financial results of CEMIG and all its subsidiaries (operational and pre-operational) described above.  (See Notes 2 and 9 to the consolidated financial statements.) At December 31, 2008, the following investments were not consolidated:

•                                          Rio Minas Energia Participações S.A., or RME (25.0% interest) is the controlling stockholder of Light S.A., with a 52.13% interest in its total capital. The main holdings of Light S.A. are Light Energia, a generator of electricity, Light Serviços de Eletricidade S.A., an electricity distributor, and Light Esco Ltda., which operates in energy trading and energy efficiency.  RME was formed in March 2006.

•                                          Companhia de Gás de Minas Gerais – Gasmig  (jointly controlled, 55.19% interest) acquires, transports, distributes and sells natural gas. Gasmig was formed in July 1986 and in December 2004, CEMIG sold 40% of its interest in Gasmig to, and entered into a Stockholders’ Agreement with, Petrobras and Gaspetro. Gasmig holds a concession for distribution of piped gas throughout the whole of Minas Gerais State for a period of 30 years beginning in January 1993, and this period may be extended.

•                                          Empresa Paraense de Transmissão de Energia S.A., or ETEP (jointly controlled, 19.25% interest) is the holder of a public service electricity transmission concession for the transmission line originating at the Tucuruí Substation and ending at the Vila do Conde Substation in the State of Pará. The company was formed in March 2001 and CEMIG acquired its interest in ETEP in August 2006.

•                                          Empresa Norte de Transmissão de Energia S.A., or ENTE (jointly controlled, 18.35% interest) is the holder of a public service electricity transmission concession for two 500-kV transmission lines, the first from the Tucuruí Substation to the Marabá Substation in the State of Pará, and the second from the Marabá Station to the Açailândia Substation in the State of Maranhão. The company was formed in September 2002 and CEMIG acquired its interest in ENTE in August 2006.

•                                          Empresa Regional de Transmissão de Energia S.A., or ERTE (jointly controlled, 18.35% interest) is the holder of a public service electricity transmission concession for the 230-kV transmission line from the Vila do Conde Substation to the Santa Maria Substation in the State of Pará. The company was formed in September 2002 and CEMIG acquired its interest in ERTE in August 2006.

•                                          Empresa Amazonense de Transmissão de Energia S.A., or EATE (jointly controlled, 17,17 % interest) is the holder of the public service electricity transmission concession for the 500-kV transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. The company was formed in March 2001, and CEMIG acquired its interest in EATE in August 2006.

•                                          Empresa Catarinense de Transmissão de Energia S.A., or ECTE (jointly controlled, 7.50% interest) is the holder of the public service electricity transmission service concession for the 525-kV transmission line from the Campos Novos Substation to the Blumenau Substation in the State of Santa Catarina. The company was formed in August 2000, and CEMIG acquired its interest in ECTE in August 2006.

•                                          Companhia de Transmissão Centroeste de Minas (jointly controlled, 51.00% interest) engages in building, implementing, operating and maintaining the 345-kV transmission line from the substation of the Furnas hydroelectric power plant to a substation located in Pimenta. The company was formed in October 2004 and the period of the concession for the Furnas–Pimenta transmission line is 30 years,,beginning in March 2005, and it may be extended to 2065.

•                                          Companhia Transleste de Transmissão (25.0% interest) built and operates the 345-kV transmission line connecting a substation in Montes Claros to the substation of the Irapé hydroelectric power plant. This company was formed in October 2003 and began operating in December 2005. The concession period of the Irapé-Montes Claros transmission line is 30 years, beginning in February 2004, and it may be extended to 2064.

•                                          Companhia Transudeste de Transmissão (24.0% interest) built, operates and maintains the 345-kV transmission line from Itutinga to Juiz de Fora. The company was formed in October 2004 and began operating in February 2007. The period of the concession for the Itutinga–Juiz de Fora transmission line is 30 years, beginning in March 2005, and it may be extended to 2065.

•                                          Companhia Transirapé de Transmissão (24.5% interest) built, operates and maintains the 230-kV Irapé—Araçuaí transmission line. The company was formed in December 2004 and began operating in May 2007.  The period of the concession for the transmission line is 30 years, beginning in March 2005, and it may be extended until 2065.

•                                          Transchile Charrúa Transmisión S.A. (49% interest) is engaged in building, operating and maintaining the 220 kV Charrúa—Nueva Temuco transmission line in Chile. This company was formed in July 2005.  The period of the concession for the line is 20 years, beginning in May 2005, and it may be extended for an equal period.

•                                          Baguari Energia S.A. (69.39% interest) is a special-purpose company formed in April 2008 to operate the electricity generation concession of the Baguari power plant (140 MW), through the Baguari AHE Consortium, in which it has a 49% interest. The period of the concession is 35 years, beginning in August 2006.

•                                          Hidrelétrica Cachoeirão S.A. (49% interest) built and operates the Cachoeirão small hydro plant (PCH) , on the Manhuaçu River, in the municipalities of Pocrane and Alvarenga, in the State of Minas Gerais, with installed capacity of 27 MW. This company was formed in January 2007 and began operating in December 2008. Its concession period is 30 years, beginning in July 2000.

•                                          Axxiom Soluções Tecnológicas S. A. (49% interest) provides complete services of systems implementation and management to electricity sector companies (generation, transmission and distribution).  This company was formed on August 27, 2007 and began operating in the second half of 2008.

•                                          Hidrelétrica Pipoca S.A. (49% interest) is engaged in building, operating and selling electricity generated by the Pipoca power plant on the Manhuaçu River, in the municipalities of Caratinga and Ipanema.  The company was formed in June 2004 and CEMIG acquired its interest in May 2008. The plant has installed capacity for 20 MW, with startup planned for May 2010. Its authorization period is 30 years, beginning in September 2001.

•                                          Guanhães Energia S.A. (jointly controlled, 49% interest) is engaged in building and operating the Dores de Guanhães, Senhora do Porto and Jacaré small hydro plants in the municipality of Dores de Guanhães, and the Fortuna II plant in the municipalities of Guanhães and Virginópolis, with aggregate capacity of 44 MW. This company was formed in June 2006 and CEMIG acquired its interest in October 2007. Operational startup is planned for  2010. The period of the authorization for the small hydro plants is 30 years.

•                                          Madeira Energia S.A. – MESA (10% interest) is a special-purpose company, formed in August 2007 to  build, operate and maintain the Santo Antônio hydroelectric plant, through its wholly owned subsidiary Santo Antônio S.A. The plant is being built in the basin of the Rio Madeira, in the Northern region of Brazil. It will have generating capacity of 3,150 MW and is expected to start operating in 2012. Its concession period runs for 35 years, beginning in June 2008.

•                                          Empresa Brasileira de Transmissão de Energia S.A., or EBTE (49% interest) was formed as a special-purpose company to build, operate and maintain the 230-kV transmission project made up of the 134 miles Juína–Maggi double-circuit transmission line; 144 miles Maggi–Juba double-circuit transmission line; the 66 miles Maggi–Parecis double-circuit transmission line; the 138 miles Nova Mutum–Sorriso–Sinop single-circuit transmission line; and the new Parecis and Juína 230/138/13.8 kV substations, to transmit hydroelectrically generated electricity from the Dardanelos and Juruena complexes and strengthen the regional transmission system. Operational startup is planned for June 2010.

•                                          Cemig Serviços S.A. (100% interest) was formed in April 2008 to provide services related to generation, transmission and distribution of electric power.

On July 3, 2008, CEMIG’s Board of Directors authorized Cemig Generation and Transmission to acquire a 49% stake in the Itaocara Hydroelectric Power Plant and the Paracambi and Lajes Small Hydroelectric Power Plants and to join, by contract, the UHE Itaocara Consortium, in partnership with Itaocara Energia Ltda., the PCH Paracambi Consortium, in partnership with Lightger Ltda., and the PCH Lajes Consortium, in partnership with Light Energia S.A. The object of each consortium is the same: to produce technical and economic feasibility studies and plan, build, operate and maintain the respective power plants. On December 31, 2008 no construction had been begun on these projects and all were still in the planning stage.

Through our subsidiaries, we believe we are the largest integrated concessionaire of electric power generation, transmission and distribution in Brazil. We operate our generation, transmission and distribution businesses pursuant to concession agreements with the Federal Government. We are party to concession agreements with ANEEL that consolidate our various generation concessions into one agreement and our several distribution concessions into four distribution concessions covering the northern, southern, eastern and western regions of Minas Gerais. We are also party to a concession agreement with ANEEL with respect to our transmission operations. In connection with the unbundling, on September 16, 2005, ANEEL approved the transfer of our concession for distribution services to Cemig Distribution and the transfer of our concession for transmission services to Cemig Generation and Transmission. On October 22, 2008, ANEEL approved the transfer of our generation concession to Cemig Generation and Transmission.

On December 31, 2008, we generated electricity at 53 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed capacity of 6,580 MW. At the same date, we owned and operated 3,081 miles of transmission lines and 281,756 miles of distribution lines. We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

The Brazilian electricity industry has undergone extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subject to increased competition. For a more detailed description of regulatory changes that affect our business, see “—The Brazilian Power Industry.”

Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies. In 1986, we created Companhia de Gás de Minas Gerais—GASMIG, or Gasmig, as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais, of which we sold a 40% stake in 2004.

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

Recent Developments

On May 28, 2009, our shareholders approved the execution of a share purchase agreement between Cemig Generation and Transmission and Terna—Rete Ellettrica Nazionale S.p.A., or Terna S.p.A., for the acquisition of approximately 82.27% of the voting and 65.86% of the total capital of Terna Participações S.A., or Terna, for approximately R$2,330.5 million.

Terna is a holding company with interests in six electricity transmission companies with operations in eleven Brazilian states. Terna’s subsidiaries include Transmissora Sudeste Nordeste S.A., or TSN; Novatrans Energia S.A.; Empresa de Transmissão de Energia do Oeste S.A., or ETEO; Empresa de Transmissão do Alto Uruguai S.A., or ETAU; Brasnorte Transmissora de Energia S.A.; and Terna Serviços Ltda.; which, jointly, control over 2,069 miles of transmission lines.

The closing of the acquisition and the payment of the purchase price is expected to occur on or after September 30, 2009, and Cemig Generation and Transmission shall, upon the closing, carry out a mandatory tender offer for the acquisition of the outstanding shares of Terna, for the same purchase price and subject to the same conditions as the purchase or shares from Terna S.p.A. (for an expected amount of approximately R$1,207.8 million), as required by the Brazilian Corporate Law, Terna by-laws, CVM Instruction No. 361/2002 and the Special Corporate Governance Level 2 of the São Paulo Stock Exchange. The acquisition remains subject to the approval of Brazilian antitrust authorities and the waiver by financial institutions of restrictive covenants to which CEMIG and Terna are subject relative to their indebtedness.

On February 5, 2009, Cemig Generation and Transmission executed a share purchase agreement with Energimp S.A. to purchase a 49% interest in three wind farms located in the State of Ceará, Brazil for the amount of R$213 million (to be adjusted at the closing of the transaction). The three wind farms, named UEE Praias de Parajurú, UEE Praia do Morgado and UEE Volta do Rio, are expected to be operating in the second half of 2009 and have a total installed capacity of 99.6 MW. The acquisition is subject to the approval of ANEEL, the Federal Savings Bank  (Caixa Econômica Federal), Eletrobrás and the antitrust authorities (Conselho Administrativo de Defesa Econômica), or CADE.

Investment in Light

Through Rio Minas Energia Participações S.A., or RME, we hold an indirect 13.03% interest in Light S.A., or Light, which generates, transmits and distributes electricity in Rio de Janeiro. On March 28, 2006, RME signed an agreement with EDF International S.A., or EDFI, to purchase from EDFI 88.84% of its shares of Light, which represented 79.39% of the total registered capital of Light at the time of the purchase.

On May 16, 2007, the Brazilian Development Bank, or BNDES, which held convertible debentures issued by Light, exercised its option and converted 90% of the convertible debentures into shares. As a result of this conversion, representing approximately R$713 million, BNDES became the holder of 31.44% of the total capital of Light, thereby reducing the percentage holding of RME from 79.39% to 54.17%. On October 26, 2007, BNDES converted the remaining 10% of its convertible debentures into shares of Light, and as a result held 33.69% of the total capital of Light, diluting RME’s percentage holding in Light from 54.17% to 52.25% (2.7% through its wholly owned subsidiary Lidil Comercial Ltda.).

In the second quarter of 2008, CEMIG recognized as revenue R$82.7 million from financial compensation to be paid by the other RME shareholders for CEMIG’s waiver of its right to exercise an option to purchase the other RME shareholders’ holdings in the generation assets of Light, which option had been purchased by CEMIG for a agreed upon amount. One RME shareholder made full payment, according to its part of the agreement, in July 2008, and the others will make their payments over a maximum of nine years, with the amounts of such payments subject to adjustment based on the SELIC rate plus 1.00% per year. Payments to CEMIG by the other RME shareholders must equal at least 10.00% of the dividends paid by Light to those shareholders each year.

We recognize our interest in Light as an investment and we recorded R$132 million in income from our investment in Light in 2008.

Light Activities

The main activities of Light are:

•                  Generation—utilizing hydroelectric energy from the Paraíba do Sul and Ribeirão das Lajes rivers, with maximum total capacity of 855 MW.

•                  Distribution of electricity—serving a total area of 4,236 square miles of the State of Rio de Janeiro, supplying electricity to 3.6 million consumers, representing approximately 10 million people in 31 municipalities and invoicing a total of 18,292 GWh in 2008.

•                  Energy trading—operating in the ACL and dealing with alternative energy sources.

•                  Energy services—providing energy and infrastructure services and focusing on energy solutions for its clients as an Energy Services Company, or ESCO.

Light invested a total of R$546.7 million in 2008 in the acquisition of fixed assets, improvements to and expansion of its distribution system and transmission network for generating facilities. This amount represented a 51.11% increase over the R$361.8 million of capital expenditures in 2007.

Light’s concession agreement to provide electricity generation, distribution and transmission services in the State of Rio de Janeiro expires on June 4, 2026 but may be renewed upon application.

Acquisition of Transmission Concession Holders

In 2006, CEMIG, in partnership with MDU Brasil Ltda. and Brascan Brasil Ltda., acquired 50% ownership of the voting stock of the electricity transmission concession holders Empresa Amazonense de Transmissão de Energia S.A., or EATE, Empresa Norte de Transmissão de Energia S.A., or ENTE, Empresa Paraense de Transmissão de Energia S.A., or ETEP, and Empresa Regional de Transmissão de Energia S.A., or ERTE, and 40% of the voting stock of the transmission concession holder Empresa Catarinense de Transmissão de Energia S.A., or ECTE, for R$802 million. Together, we refer to the companies as the Brazilian Power Transmitters (Transmissoras Brasileiras de Energia), or TBE.

Description of the transmission concession holders

On December 31, 2008, Cemig had the following investments in EATE, ECTE, ENTE, ERTE and ETEP, shown in the table below.

Company	Connection	Length (Miles)	Capacity (kV)	Operation	Annual Permitted Revenue (1) (R$million)	Concession contract (3)	Concession Expiration Date
EATE (2)	Tucuruí (Pará) to Presidente Dutra (Maranhão)	577	500	March/03	240.3	June 12, 2001	June 11, 2031
ECTE (2)	Campos Novos (Santa Catarina) to Blumenau (Santa Catarina)	157	525	March/02	54.0	November 1, 2000	October 31, 2030
ENTE (2)	Tucuruí (Pará) to Açailândia (Maranhão)	285	500	February/05	123.0	December 11, 2002	December 10, 2032
ERTE (2)	Vila do Conde (Pará) to Santa Maria (Pará)	96	230	September/04	22.0	December 11, 2002	December 10, 2032
ETEP (2)	Tucuruí (Parã) to Vila do Conde (Pará)	201	500	August/02	55.7	June 12, 2001	June 11, 2031

(1)                                Annual revenue set by ANEEL and adjusted for inflation.

(2)                                The operation and maintenance of transmission lines of EATE, ENTE, and ERTE are carried out by Eletronorte-Centrais Elétricas do Norte do Brasil S.A., or Electronorte, and of ECTE by Centrais Elétricas de Santa Catarina S.A., or Celesc.

(3)                                Right acquired for commercial operation of public electricity transmission services for 30 years, renewable for the same period of time.

Under the concession contracts for these lines, the annual revenue in the last 15 years of the contracts is 50% less than the annual revenue for the first 15 years, though the annual revenue is adjusted each year for inflation in connection with the transmission companies’ annual review. The annual review and revenue adjustment usually takes place in the month of July. We recognize revenue on these contracts on a straight-line basis in accordance with the nature of the services provided. In 2008, we recognized R$22 million of income on these contracts.

On September 24, 2008 Brookfield Brasil TBE Participações Ltda., partner of CEMIG in the TBE companies, exercised its option to sell to CEMIG and Alupar Investimento S.A., 95% and 5%, respectively, its shares representing voting stockholdings of 24.99% in EATE, 24.99% in ETEP, 18.35% in ENTE, 18.35% in ERTE and 7.49% in ECTE. The amount to be paid by CEMIG for its share will be R$330.6 million, adjusted for inflation through the closing date. The acquisition of the shares by CEMIG has been approved by ANEEL, BNDES and other financing institutions.

On April 16, 2008, CEMIG, through its subsidiary EATE, executed two share purchase agreements with Alupar Investimento S.A. for acquisition of 80% of the capital of two companies operating transmission lines in the State of Santa Catarina: Lumitrans—Companhia Transmissora de Energia Elétrica, or Lumitrans, and Companhia Transmissora de Energia Elétrica, or STC. Under the terms of these agreements, EATE paid R$32.4 million, and R$56.7 million, respectively, for the holdings in Lumitrans and STC. The transaction was approved on October 28, 2008 by ANEEL.

In ANEEL Auction 004/2008, the TBE Centro-Oeste Consortium, made up of EATE (51%) and Cemig Generation and Transmission (49%), bid for and won the concession to build and operate the following transmission lines comprising Lot D of that auction: Maggi–Juba, Parecis–Maggi and Juína–Maggi (double-circuit, 230 kV); Nova Mutum–Sorriso (230 kV), Sorriso–Sinop (230 kV); and the Parecis 230/138/13.8 kV–300 MVA substation and the Juína 230/138/13.8 kV–100 MVA substation. In accordance with the auction requirements to receive the concession, the special-purpose company Empresa Brasileira de Transmissão de Energia S.A. was formed, with the same composition as that of the TBE Centro-Oeste Consortium. The concession contracts were signed on October 16, 2008.

Capital Expenditures and Investments in Affiliates

Capital expenditures and investments in affiliates for the years ended December 31, 2008, 2007 and 2006 in millions of reais, are as follows:

	Year ended December 31,
	2008	2007	2006
Acquisition of interest in Light through RME	-	-	174
Acquisition of interests in transmission companies	37	-	349
Other investments	183	26	45
Sale of Way TV	-	(49)	-
Total investments in affiliates	220	(23)	568
Generation power projects—under property, plant and equipment	121	242	264
Transmission network expansion	12	64	55
Distribution network expansion	792	790	983
Others	46	24	26
Total capital expenditures under property, plant and equipment	971	1,120	1,328
Total capital expenditures and investments in affiliates	1,191	1,097	1,896

We currently project capital expenditures in 2009 related to property, plant and equipment of approximately R$970 million. The principal uses of these capital expenditures are expected to be for the expansion of our distribution infrastructure and increases in our generation capacity.

We currently project investments in affiliates of approximately R$820 million in 2009. This projection does not include the acquisition of Terna discussed above. See “—Recent Developments.”

We expect to fund our capital expenditures and investments in affiliates in 2009 mainly from our cash flow from operations and, to a lesser extent, through financing. As the financial markets improve, we expect to finance our expansion and projects by issuing debentures as well as through commercial paper to meet short term objectives.

Business Overview

General

We are required, like other Brazilian electric utilities, to purchase electricity from the Itaipu Hydroelectric Power Plant in an amount determined by the Federal Government based on our electricity sales. See “—Distribution and Purchase of Electric Power—Purchase of Electric Power—Itaipu.” In addition, we purchase energy from other concessionaires and the interconnected power system. See “—Distribution and Purchase of Electric Power—Purchase of Electric Power—Auction Contracts.” We also purchase energy generated by self power producers, or SPPs, and independent power producers, or IPPs, that are located within our concession area.

The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	Year ended December 31,
	2008	2007	2006
RESOURCES	68,318	67,698	63,964
Electricity generated by CEMIG (1)	31,291	33,150	32,187
Electricity generated by auto-producers	1,062	1,047	1,147
Electricity generated by Ipatinga	355	362	300
Electricity generated by Barreiro	75	82	51
Electricity generated by Sá Carvalho	349	322	395
Electricity generated by Horizontes	41	36	41
Electricity generated by Cemig PCH	22	10	7
Electricity generated by Rosal	230	264	326
Electricity generated by Amador Aguiar	610	505	243
Electricity bought from Itaipu	12,323	12,135	12,109
Electricity bought from CCEE and other companies (2)(3)	21,960	19,785	17,158

REQUIREMENTS	68,318	67,698	63,964
Electricity delivered to final consumers (4)	42,940	39,056	37,707
Electricity delivered to auto-producers	982	990	1,013
Electricity delivered by Ipatinga	355	362	300
Electricity delivered by Barreiro	98	100	97
Electricity delivered by Sá Carvalho	473	472	472
Electricity delivered by Horizontes	84	84	95
Electricity delivered by Cemig PCH	122	122	105
Electricity delivered by Rosal	263	263	262
Electricity delivered to the CCEE and other companies(2)(3)	17,211	20,621	18,476
Losses	5,790	5,629	5,437

(1)                                Discounting the losses attributed to generation (606 GWh in 2008) and the internal consumption of the generating plants.

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

Generation

According to ANEEL, at December 31, 2008, we were the seventh largest electric power generation concessionaire in Brazil as measured by total installed capacity. At December 31, 2008, we generated electricity at 53 hydroelectric plants, four thermoelectric plants and one wind farm and had a total installed generation capacity of 6,580 MW of which hydroelectric plants accounted for 6,397 MW, thermoelectric plants accounted for 182 MW and our wind farm accounted for 1 MW. Eight of our hydroelectric plants accounted for approximately 81.7% of our installed electric generation capacity in 2008. During the year ended December 31, 2008, we recorded expenses totaling R$634 million relating to transmission charge payments made to the ONS and to transmission concession holders. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry.”

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to final users. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the Brazilian Grid regulated by the ONS. See “—The Brazilian Power Industry.” As of December 31, 2008, our transmission network in Minas Gerais consisted of 1,352 miles of 500 kV lines, 1,244 miles of 345 kV lines and 485 miles of 230 kV lines, as well as 35 substations with a total of 94 transformers and an aggregate transformation capacity of 15,506 MVA.

Distribution

We have a distribution concession in Minas Gerais that grants us rights to supply electric energy to consumers within our concession area except for consumers that may be eligible, in accordance with the legislation, to become Free Consumers (consumers with demand equal to or greater than 3 MW or consumers with demand equal to or greater than 500 KWh from alternative energy sources, such as wind, biomass or Small Hydroelectric Power Plants). Our concession area covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2008, we owned and operated 281,756 miles of distribution lines, through which we supplied electricity to approximately 6.6 million consumers. At December 31, 2008, we were the largest electricity distribution concessionaire in Brazil in terms of GWh transported. Of the total amount of electricity we supplied to final consumers as of December 31, 2008, 60.1% was to industrial consumers, 16.7% was to residential consumers, 10.3% was to commercial consumers and 12.9% was to rural and other consumers.

Other Businesses

While our main business consists of the generation, transmission and distribution of electricity, we also engage in the following businesses: (i) distributing natural gas in Minas Gerais through our consolidated subsidiary, Gasmig, (ii) telecommunications through our consolidated subsidiary Empresa de Infovias S.A., a company created to provide fiber-optics and coaxial cable network installed along our transmission and distribution lines through which telecommunication services can be provided; (iii) national and international consulting business through our subsidiary Efficientia S.A., whose focus is to provide our largest customers in the industrial, service and commercial sectors with energy solutions; and (iv) implementation and management of systems for electricity sector companies (generation, distribution and transmission) through our subsidiary Axxiom Soluções Tecnológicas S.A., incorporated on August 27, 2007. We also seek to strengthen our business in gas and the development of alternative sources of energy, particularly oil. On February 9, 2009, our by-laws were amended to create the Office of the Chief Officer for the Gas Division, who is responsible for coordinating all the policies and processes for exploration, acquisition, storage, transportation, transmission, distribution and sale of oil and gas and their sub-products, whether derived directly or through third parties.

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Electricity sales to final consumers	10,497	10,191	9,319
Electricity sales to the interconnected power system	1,069	1,134	884
Use of basic transmission and distribution networks	1,865	1,705	1,780
Services rendered	82	61	32
Telecommunication and other	159	175	168
Total	13,672	13,266	12,183

Generation and Power Trading

Overview

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2008:

Facility	Installed Capacity (MW)		Assured Energy (1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession or Authorization Expires	CEMIG’s Interest
Major Hydroelectric Plants
São Simão	1,710		1,281.0		1978		26.0	January 2015	100%
Emborcação	1,192		497.0		1982		18.1	July 2025	100%
Nova Ponte	510		276.0		1994		7.8	July 2025	100%
Jaguara	424		336.0		1971		6.5	August 2013	100%
Miranda	408		202.0		1998		6.2	December 2016	100%
Três Marias	396		239.0		1962		6.0	July 2015	100%
Volta Grande	380		229.0		1974		5.8	February 2017	100%
Irapé	360		206.3		2006		5.5	February 2035	100%
Aimorés	161.7		84.3		2005		2.5	December 2035	49%
Salto Grande	102		75.0		1956		1.6	July 2015	100%
Funil	88		43.6		2002		1.3	December 2035	49%
Queimado	86.6		47.8		2004		1.3	January 2033	82.5%
Sá Carvalho	78		58.0		2000	(2)	1.2	December 2024	100%
Rosal	55		30.0		2004	(2)	0.8	May 2032	100%
Itutinga	52		28.0		1955		0.8	July 2015	100%
Amador Aguiar I	50.5		32.6		2006		0.8	August/2036	21.05%
Amador Aguiar II	44.21		27.6		2007		0.7	August/2036	21.05%
Camargos	46		21.0		1960		0.7	July 2015	100%
Porto Estrela	37		18.6		2001		0.6	July 2032	33.3%
Igarapava	30.4		24.4	(3)	1999		0.5	December 2028	14.5%
Pai Joaquim (5)	23		13.9		2004		0.4	April 2032	100%
Cachoeirão	13,23		8.02		2008		0.2	July 2030	49%
Piau	18		8.0		1955	(2)	0.3	July 2015	100%
Gafanhoto	14		6.7		1946		0.2	July 2015	—
Smaller Hydroelectric Plants	115.2		62.4		—		1.6	—	—
Thermoelectric Plants
Igarapé	131		71.3		1978		2.0	August 2024	100%
Ipatinga	40		40		2000	(2)	0.6	December 2014	100%
Barreiro	12.9		11.4		2004		0.2	April 2023	100%
Formoso	0.4		0.2		1992		0.0	Indefinite	100%
Wind Farm	1		0.3		1994		0.0	Indefinite	100%
Total
	6,580.8	(4)	3,979.4	(4)	—		100.0%	—	—

(1)

Assured Energy is the plant’s long-term average output, as established by MME in accordance with studies conducted by the EPE. Calculation of Assured Energy considers such factors as reservoir capacity and connection to other power plants. Contracts with final consumers and other concessionaires do not provide for amounts in excess of a plant’s Assured Energy.

(2)	Indicates our date of acquisition.
(3)

The amount of 5.49 average MW of Assured Energy, as set forth in the agreement with a consortium formed by Cemig Generation and Transmission and Companhia Vale do Rio Doce, Companhia Siderúrigica Nacional, Votorantim Metais e Zinco S.A and Anglogold Ashanti Brasil Ltda., is included.

(4)	This amount does not include energy related to our investment in Light, since we do not have ownership or operational control of any of Light’s energy assets.
(5)

On December 19, 2005, ANEEL approved the transfer of the authorization to produce and sell the energy of the Pai Joaquim Small Hydroelectric Power Plant from Central Hidrelétrica Pai Joaquim S.A. to CEMIG PCH S.A.

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
Voltage of Connection Lines	2008		2007		2006
500 kV	7		7		4
345 to 230 kV	15		15	(1)	10
161 to 138 kV	112		112	(2)	69
69 to 13.8 kV	134	(4)	102		102
Total	268		236	(3)	185

	Step-Down Transformation Capacity(5) of Generation Substations
	As of December 31,
	2008		2007		2006

Number of step-down substations	58		57		56	(3)
MVA	7,141	(3)	7,125		7,078	(3)

(1)                                We increased the circuit length of our 345 kV connection line in 2006 because the Irapé Facility began operations.

(2)                                We increased the circuit length of our 138 kV connection lines in 2007 because the Amador Aguiar II Facility began operations.

(3)                                This amount does not include the Light acquisition.

(4)                                We increased the circuit length of our 69 kV connection lines in 2008 because the Cachoeirão Facility began operations.

(5)                                Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Generation Assets

We have incorporated the following subsidiaries in the State of Minas Gerais and other states of Brazil to operate certain of our generation facilities and to hold the related concessions:

Usina Térmica Ipatinga S.A. — We operate the Ipatinga Thermoelectric Power Plant through our subsidiary Usina Térmica Ipatinga S.A. This plant is an SPP (self power producer) installed and operated within the premises of Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS, or Usiminas, a large Brazilian steel manufacturer. The plant supplies power to a large steel mill owned by Usiminas, located in eastern Minas Gerais. We acquired the Ipatinga plant in 2000 for R$90 million from Usiminas as payment for outstanding power supply debts. We have signed a power purchase agreement with Usiminas for power produced at Ipatinga. The plant currently has an installed capacity of 40 MW, generated by two units that began operating in 1986 and that use blast furnace gas as fuel.

Sá Carvalho S.A. — We operate the Sá Carvalho Hydroelectric Power Plant, located on the Piracicaba River in the municipality of Antônio Dias in the State of Minas Gerais, through our subsidiary Sá Carvalho S.A., which we acquired in 2000 for R$87 million from Acesita S.A., or Acesita, a steel company. This acquisition was funded by an issuance of debentures by a special trust, UHESC S.A., which we are obligated to repay. On June 5, 2003, we renegotiated the interest rate applicable to 46.67% of the aggregate principal amount of these debentures for the following two year period and the remaining 53.33% was redeemed for R$64 million.

Rosal Energia S.A. — In December 2004 we bought the Rosal hydroelectric plant, which has installed capacity of 55 MW, from Caiuá Serviços de Eletricidade S.A., or Caiuá, for a payment of R$134 million. The Rosal plant, the sole asset of Rosal Energia S.A., is located on the Itabapoana River, which runs along the border between the States of Espírito Santo (Municipality of Guaçuí) and Rio de Janeiro (Municipality of Bom Jesus de Itabapoana). It operates in integrated connection with the Alegre and Mimoso do Sul electricity systems, which are owned by the electricity utility of the State of Espírito Santo, Escelsa (Espírito Santo Centrais Elétricas S.A.). The plant’s first and second rotors started operating in December 1999 and January 2000, respectively. It has a concession contract for 35 years, maturing in 2032. ANEEL approved the transfer of control on December 20, 2004.

Cemig Capim Branco Energia S.A. — We incorporated Cemig Capim Branco Energia S.A. to develop the Capim Branco Generating Complex in partnership with Companhia Vale do Rio Doce, or CVRD, a mining company, Comercial e Agrícola Paineiras, an agricultural company, and Companhia Mineira de Metais, or CMM, a metallurgical company. ANEEL Resolution 314 of April 11, 2006, allowed the transfer of the electricity generation concession of CMM (through CMM’s participation in Cemig Capim Branco Energia S.A.) to Votorantim Metais Zinco S.A., or VMZ; and ANEEL Resolution 478 of June 12, 2007 ratified the transaction. On March 16, 2007, ANEEL published Ruling No. 683 approving the change of the name of the Capim Branco Generating Complex to the Amador Aguiar Generating Complex. The project consists of the Amador Aguiar I and Amador Aguiar II Hydroelectric Power Plants, with installed capacity of 240 MW and 210 MW, respectively. We have entered into a purchase contract with Cemig Capim Branco Energia S.A. under which Cemig Distribution will purchase the energy produced by Amador Aguiar I and Amador Aguiar II for 20 years from the start date of each plant’s commercial operations, which in the case of Amador Aguiar I was February 21, 2006, and in the case of Amador Aguiar II was March 9, 2007. This contract was submitted to ANEEL in 2003 and was approved in December 2004.

Horizontes Energia S.A. — We formed Horizontes Energia S.A., or Horizontes Energia, to generate and trade electricity as an IPP (independent power producer) through the commercial operation of the following of our smaller hydroelectric plants: the Machado Mineiro Power Plant (located on the Pardo River in the municipality of Ninheira in the State of Minas Gerais, with an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais, with an installed capacity of 2.37 MW; the Salto Voltão Power Plant (located on the Chapecozinho River in the city of Xanxerê in the State of Santa Catarina, with an installed capacity of 8.2 MW); and the Salto do Passo Velho Power Plant (also located on the Chapecozinho River in Xanxerê, Santa Catarina, with an installed capacity of 1.8 MW), as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025; the concessions relating to the other plants expire on October 4, 2030. All the electricity generated by Horizontes Energia S.A. is allocated for sale in the ACL, and part of this electricity has been sold up to the year 2010. The Salto do Paraopeba Power Plant is currently out of service for refurbishment. We expect that this power plant will resume its operations in 2010.

Usina Termelétrica Barreiro S.A. — We formed Usina Termelétrica Barreiro S.A. to participate, in partnership with Vallourec & Mannesmann—V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro Thermoelectric Power Plant, located on Vallourec & Mannesmann’s premises in the Barreiro neighborhood of the city of Belo Horizonte in Minas Gerais. Construction started in July 2002 and commercial generation began in February 2004. Usina Termelétrica Barreiro S.A. holds the assets of the Barreiro Thermoelectric Power Plant and trades its production of energy.

CEMIG PCH S.A. — We formed CEMIG PCH S.A. to generate and trade electric energy as an IPP. Its main activity is the production and sale of electricity through the Pai Joaquim Small Hydroelectric Power Plant, as an IPP. This plant, located on Araguari River, has an installed capacity of 23 MW and begin its commercial operation on March 31, 2004. CEMIG PCH S.A. holds the assets of the Pai Joaquim Small Hydroelectric Power Plant, and trades the energy produced by this plant.

Cemig Generation and Transmission also operates the following power plants:

Queimado Hydroelectric Power Plant — Our partner in this project is Companhia Energética de Brasília, or CEB, a state-controlled electricity company. CEB has a 17.5% interest and we have the remaining 82.5%. The plant, with an installed capacity of 105 MW, is located on the Preto River, and encompasses areas in the States of Minas Gerais and Goiás and in Brazil’s Federal District. The power plant began its commercial generation on April 9, 2004, with the operation of its first unit. The commercial operation of the second and third units began on June 16, 2004, and July 8, 2004, respectively. As of December 31, 2008, we had invested R$209 million in the project. The concession relating to this plant expires on January 02, 2033.

Aimorés Hydroelectric Power Plant — The Aimorés Hydroelectric Power Plant, located on the Doce River, has an installed capacity of 330 MW. We have a 49% interest in this enterprise and our partner, Valesul Alumínio S.A., has a 51% interest. Partial commercial generation began on July 30, 2005, and the plant began operating at full capacity in November 2005, when we obtained the operational license from the Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA. As of December 31, 2008, we had invested R$692 million in this project.

Funil Hydroelectric Power Plant — Also referred to as the José Mendes Junior Hydroelectric Plant, the Funil Hydroelectric Power Plant has generating capacity of 180 MW and is located on the Rio Grande river, in the southern part of Minas Gerais. We have a 49% interest in this enterprise. Construction began in September 2000, and its three rotors began to generate commercially on 2002 and 2003. The total investment was approximately R$211 million (in currency of 2002). The concession relating to this plant expires on December 20, 2035.

Porto Estrela Hydroelectric Plant — This plant is a project of the Porto Estrela Hydroelectric Consortium, located in the Serra da Estrela mountains in the State of Minas Gerais. It has two generating units, with total installed capacity of 112 MW. We have a 33% interest in this enterprise. The start date of the concession was July, 1997, and it will end 35 years from the start date, in July, 2032. Construction began on July 9, 1999, and was completed on November 9, 2001, with an investment of R$101 million. The plant’s operational license was obtained on June 29, 2001, and the first and second generating units started operating on September 4, 2001, and November 5, 2001, respectively.

Irapé Hydroelectric Power Plant — The Irapé Hydroelectric Power Plant, which has installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais. Construction began in April 2002 and its three units began to generate electricity commercially on July 20, 2006, August 5 and October 3, 2006, respectively. At December 31, 2008, we had invested R$1,173.2 million in this project, including R$33 million, recorded at the present value, from debentures that were acquired by the State Government, using dividends that would otherwise have been payable to the State Government under an agreement between the State Government and our company. The concession relating to this plant expires on February 28, 2035.

Cachoeirão Small Hydroelectric Power Plant — Cemig Generation and Transmission negotiated an ownership interest in the construction and operation of Cachoeirão Small Hydroelectric Power Plant. Together with our partner in this project, Santa Maria Energética S.A., or Santa Maria Energética, we formed SPC Hidrelétrica Cachoeirão S.A., to build and operate the Cachoeirão Small Power Plant. This plant, with an installed capacity of 27 MW, will be located on the Manhuaçu River, in the eastern part of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in the SPC and Santa Maria Energética has a 51% ownership interest. Santa Maria Energética is a special-purpose company which holds the authorization for commercial operation of the Cachoeirão Small Hydroelectric Power Plant and at the end of January 2007 applied to ANEEL for permission to transfer this authorization to Hidrelétrica Cachoeirão S.A. Construction began in March 2007 and the facility began operating in December 30, 2008. The concession relating to this plant expires on July 27, 2030.

Expansion of Generation Capacity

We are currently involved in the construction of seven hydroelectric power plants—Baguari, Pipoca, Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré and Santo Antônio—that will increase the installed generation capacity of our hydroelectric facilities by 92.19 MW over the next three years. The following is a brief description of these projects, the completion of which are subject to various contingencies, certain of which are beyond our control.

Baguari Hydroelectric Power Plant — A consortium formed by Cemig Generation and Transmission, Furnas Centrais Elétricas S.A., or Furnas, an electricity concessionaire of generation and transmission controlled by the Federal Government, and Baguari I Geração de Energia Elétrica S.A, a special purpose company, or SPC, that belongs to Neoenergia S.A., a private integrated electricity sector holding company, has the concession to build and operate the Baguari Hydroelectric Power Plant and sell its energy. The power plant will have an installed capacity of 140 MW and will be located on the Doce River, in the State of Minas Gerais. Cemig Generation and Transmission has a 34% interest in this consortium. The energy generated will be commercialized in the ACR. On December 15, 2006, the State of Minas Gerais Environmental Policy Council (Conselho Estadual de Política Ambiental), or COPAM, issued the power plant installation license. Construction began on May 9, 2007. Commercial generation at Baguari is expected to begin in September 2009. The concession relating to this plant expires on August 15, 2041. As of December 31, 2008, we had invested R$140 million in this project of a total projected investment of R$158 million.

Pipoca Small Hydroelectric Power Plant — Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Pipoca Small Hydroelectric Power Plant, in partnership with HP2 do Brasil S.A., founded by Hydro Partners, a US investment company, to implement and operate the project. We will have a 49% interest in this SPC. The plant, with installed capacity of 20 MW, will be located on the Manhuaçu River, in the eastern part of the State of Minas Gerais. Construction began in the first half of 2008 and commercial generation is expected to begin at the end of 2009. The concession relating to this plant expires on September 10, 2031. As of December 31, 2008, we had invested R$4 million in this project.

SPE Guanhães Energia S.A. — Cemig Generation and Transmission has negotiated an ownership interest in the construction and operation of the Small Hydro Plants, or PCHs, of Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. Our partner in this project is Investminas Participações S. A., a wholly owned subsidiary of GlobalBank Participações e Investimentos S.A, which formed, with us, the company SPC Guanhães Energia S.A, or Guanhães Energia. The purpose of Guanhães Energia is to build and operate these four PCHs, namly: Dores de Guanhães, with 14 MW installed capacity; Senhora do Porto, with 12 MW capacity; Jacaré, with 9 MW; and Fortuna II, with 9 MW. Dores de Guanhães, Senhora do Porto and Jacaré will be built on the Guanhães River, located in the municipality of Dores de Guanhães, State of Minas Gerais, and Fortuna II will be built on the Corrente Grande River, located in the municipalities of Guanhães and Virginópolis, State of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in Guanhães Energia, while Investminas Participações has the remaining 51%. In June 2007, Construtora Barbosa Mello S.A,, which has the authorization for commercial operation of the Guanhães, Senhora do Porto, Fortuna II and Jacaré PCHs, requested that ANEEL approve the transfer of its authorization to Guanhães Energia, which was approved. Construction began in March 2008, and commercial operation is expected to begin in August 2009. The concessions relating to these plants expire in December 2031 with respect to Fortuna II, November 2032 with respect to Dores de Guanhães and October 2032 with respect to Senhora do Porto and Jacaré. As of December 31, 2008, we had invested R$10 million in this project.

Madeira Energia S.A. — Madeira Energia S.A., or MESA, is a special purpose company created to implement, build, operate and maintain the Santo Antônio hydroelectric plant, in the basin of the Rio Madeira, in the northern region of Brazil. This facility will have a generating capacity of 3,150 MW. MESA is expected to begin operations in 2012. Cemig Generation and Transmission has a 10% interest in MESA, and based on our ownership interest, we expect to invest R$1,220 million in the development of the project.

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

Wind Farms

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

On February 5, 2009, Cemig Generation and Transmission executed a share purchase agreement with Energimp S.A. to purchase a 49% interest in three wind farms located in the State of Ceará, Brazil for the amount of R$213 million (to be adjusted at the closing of the transaction). The three wind farms, named UEE Praia do Morgado, UEE Praias de Parajurú and UEE Volta do Rio, are expected to be operating in the second half of 2009 and will have a total installed capacity of 99.6 MW. The acquisition is subject to the approval of ANEEL, the Federal Savings Bank  (Caixa Econômica Federal), Eletrobrás, and CADE.

Power Trading

Under the present regulations of the Brazilian electricity sector, power generation companies are allowed to operate in trading as well as the sale of their own production. CEMIG intensified this activity in 2009, which is complementary to the activity of the sale of its own generation, buying electricity for future sale, aiming further to increase the company’s results. CEMIG’s wholesale commercialization policy is approved by the Board of Directors and the transactions are individually approved by the Executive Board. These transactions are also submitted to analysis by the Energy Risks Management Committee, in which representatives of various areas of CEMIG — financial, legal, commercial, regulatory and planning — participate, for the purpose of determining the risks and results expected, using, for this, analysis of market conditions, hydrology simulation models, energy risk models, estimates of spot prices and calculation of the profit at risk.

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

During the year ended December 31, 2008, we recorded revenue totaling R$472 million as a result of our transmission business. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the National System Operator (Operador Nacional do Sistema), or ONS, and owners of different parts of the basic transmission network. See “Item 5. Operating and Financial Review and Prospects” and “—The Brazilian Power Industry.”

We transmit both the energy that we generate and the energy that we purchase from Itaipu, the interconnected power system and other sources. On December 31, 2008, we also had 13 industrial consumers whom we supplied directly with high voltage (equal to or greater than 230 kV per industrial consumer) energy through their connections to our transmission lines. Ten of these industrial consumers are our clients and accounted for approximately 17.6% of the total volume of electricity we sold in the year ended December 31, 2008. We also transmit energy to distribution systems through the south/southeast-linked system of the grid.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines	2008	2007	2006
500 kV	1,352	1,352	1,352
345 kV	1,244	1,244	1,202
230 kV	485	485	467
Total	3,081	3,081	3,021

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2008	2007	2006
Number of step-down substations	35	35	33
MVA	15,503	15,503	15,393

(1)                                Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Transmission Assets

Montes Claros—Irapé — In September 2003, a consortium formed by Companhia Técnica de Engenharia Elétrica—ALUSA, or ALUSA, Furnas, Orteng Equipamentos e Sistemas Ltda., or Orteng, and CEMIG, won the concession auctioned by ANEEL to the Montes Claros—Irapé transmission line. As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which is responsible for building and operating the transmission line. We have a 25% interest in this company. This 345 kV transmission line connects a substation located in Montes Claros, a city in northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 86 miles. Construction of the project began in January 2005 and transmission line operations began on December 18, 2005. The concession expires on February 18, 2034. As of December 31, 2008, we had invested R$12.4 million in this project.

Itutinga—Juiz de Fora — In September 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG, with interests of 41%, 25%, 10%, and 24% respectively, won the concession auctioned by ANEEL to the Itutinga—Juiz de Fora transmission line. As required in the bidding process, the partners formed the Companhia Transudeste de Transmissão, which will be responsible for building and operating this transmission line. This 345 kV transmission line, with a length of approximately 89 miles, will connect the substation of the Itutinga Hydroelectric Power Plant and a substation located in Juiz de Fora, a city in southeastern Minas Gerais. We began the project in March 2005, and commercial operations began on February 23, 2007. As of December 31, 2008, we had invested R$7.3 million in this project.

Irapé—Araçuaí — In November 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG with interests of 41%, 24.5%, 10% and 24.5% respectively, won the concession auctioned by ANEEL to the Irapé—Araçuaí transmission line. As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which will be responsible for building and operating this transmission line. This 230 kV transmission line, with a length of approximately 38 miles, will connect the substation of the Irapé Hydroelectric Power Plant and a substation to be built in Araçuaí, a city located in northeastern Minas Gerais. We began the project in March 2005, and commercial operations began on May 23, 2007. As of December 31, 2008, we had invested R$5.5 million in this project.

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

Furnas—Pimenta — In September 2004, a consortium formed by Furnas and CEMIG, with interests of 49%, and 51%, respectively, won the concession auctioned by ANEEL to the Furnas—Pimenta transmission line. As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste de Minas, which will be responsible for building and operating the transmission line. This 345 kV transmission line, with a length of approximately 47 miles, will connect the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta, a city in the west-central region of Minas Gerais. We began the project in March 2005, and we expect the transmission line operation to begin in December 2009. As of December 31, 2008, we had invested R$6.8 million in this project.

Charrúa—Nueva Temuco — In April 2005 a consortium formed by ALUSA and CEMIG, with interests of 51% and 49%, respectively, won the concession auctioned by Centro de Despacho Económico de Carga del Sistema Interconectado Central, or CDEC—SIC, of Chile to build, operate and maintain the Charrúa—Nueva Temuco 220 kV transmission line for 20 years. This was an important event in CEMIG’s history, as it was our first asset outside of Brazil. We and ALUSA formed Transchile Charrúa Transmisión S.A., an SPC incorporated in Chile and responsible for building and operating the transmission line. With a length of approximately 116 miles, the transmission line will connect the substations of Charrúa and Nueva Temuco in central Chile. We began the project in June 2005 and construction began in April 2007. On July 18, 2007, Transchile Charrúa Transmisión S.A. entered into a project finance agreement with the Inter-American Development Bank in the amount of US$51.0 million related to the transmission line and substations. Commercial operations are expected to begin in 2009. As of December 31, 2008, we had invested R$34 million in this project.

EBTE—Transmission Lines in the State of  Mato Grosso — In June 2008, an SPC formed by EATE and Cemig Generation and Transmission, with interests of 51%, and 49%, respectively, won the concession auctioned by ANEEL to a group of five transmission lines and two substations. As required in the bidding process, the partners formed the Empresa Brasileira de Transmissão de Energia S.A., or EBTE, which will be responsible for building and operating the transmission lines. The 230 kV transmission lines and substations consist of three double-circuit lines extending 344 miles and two simple-circuit lines extending 138 miles, reaching a total length of 775 482 miles, and will connect seven substations in districts of Juína, Brasnorte, Sapezal, Nova Mutum, Sorriso, Sinop, Tangará da Serra, Campo Novo dos Parecis, Lucas do Rio Verde and Vera, all located in the northern region of the State of Mato Grosso. The project was initiated in January 2009, and we expect the transmission lines operation to begin in July 2010. As of December 31, 2008, we had invested R$11.8 million in this project.

Distribution and Purchase of Electric Power

Overview

Our distribution operation consists of electricity transfers from distribution substations to final consumers. Our distribution network is comprised of a widespread network of overhead and underground lines and substations with voltages lower than 230 kV. We supply electricity to small industrial consumers at the higher end of the voltage range and residential and commercial consumers at the lower end of the range.

During the year ended December 31, 2008, we recorded expenses totaling R$634 million relating to transmission payments made to the ONS and other transmission concession holders. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry.”

From January 1, 2002 through December 31, 2008, we invested approximately R$971 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system (other than Light), as of the dates presented:

	Circuit Length of Distribution Lines in Miles - High Voltage (from distribution substations to final consumers)
	As of December 31,
Voltage of Distribution Lines	2008	2007	2006
161 kV	34.2	34.2	34.2
138 kV	6,824.5	6,756.8	6,736.9
69 kV	2,817.7	2,802.4	2,804.2
34.5 kV + Others	600.2	600.2	600.2
Total	10,276.6	10,193.6	10,175.5

	Circuit Length of Distribution Lines in Miles - Medium and Low Voltage (from distribution substations to final consumers)
	As of December 31,
Type of Distribution Lines	2008	2007		2006
Overhead urban distribution lines	53,685.9	53,064.8		52,642.9
Underground urban distribution lines	426.9	257.9	‘	471.6
Overhead rural distribution lines	217,366.8	210,014.4		191,809.9
Total	271,479.6	263,337.1		244,924.4

	Step-Down Transformation Capacity(1) of Distribution Substations
	As of December 31,
	2008	2007	2006
Number of substations	360	358	355
MVA	8,160	8,145	8,162

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

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. For the next five years, we anticipate an increase of approximately 930,500 new urban consumers and 103,000 rural consumers. In order to accommodate this growth, we expect that we will need to add 238,200 medium-voltage poles, 1,002 miles of transmission lines and 24 step-down substations, adding 816.5 MVA to our distribution network, increasing the network’s installed capacity by 1,553 MVA, including reinforcement. Ongoing projects for development of our distribution capacity include the following:

Luz para Todos — We have adopted a rural electricity development program called the Light for All program (Luz para Todos) sponsored by the Federal Government and the State Government of Minas Gerais. We plan to use the program to meet our goal of providing electricity to 100% of the rural consumers in the State of Minas Gerais. The program includes the Light in the Know sub-program (Luz no Saber), which uses solar energy to illuminate schools, community centers and rural homes in remote locations not yet connected to the distribution network. The first phase of the Light for All program supplied electricity to 190,000 additional rural residences in the State of Minas Gerais and required a total investment of approximately R$1.7 billion, of which CEMIG invested R$375.8 million. In 2009, the Federal Government, the State Government and the concessionaires launched a second phase of the program. A total investment of R$491 million is projected for the second phase of the program, of which CEMIG is responsible for approximately R$80 million.

Projeto Noroeste — Planned in 2003 and 2004, we launched the Northwest Project (Projeto Noroeste) in 2004 with the goal of adding 150 MVA of installed capacity to our distribution system in the northeastern region of the State of Minas Gerais, increasing the total available distribution capacity to 300 MVA. We aim to supply energy to the region to replace the diesel fuel traditionally used by rural producers, with the objective of contributing to local growth in a sustainable manner. The cost of the project is estimated to be R$154 million, of which we have funded R$133 million to date.

Cresce Minas — The Grow Minas (Cresce Minas) project was launched in 2007 to revitalize and expand the distribution system in the northern region of the State of Minas Gerais, improving the reliability of the system and increasing the quality of service to consumers. The project is expected to benefit approximately 340 municipalities (41% of the total) of the State of Minas Gerais, encompassing a total population of approximately 4.1 million, including approximately 1.1 million consumers. In 2008, CEMIG invested R$167.5 million in capital expenditures exclusively to strengthen the medium-voltage distribution system, out of a total of R$270.8 million projected, the balance of which is expected to be invested in turn-key projects in 2010. CEMIG also invested R$118.9 million in 2008 to strengthen the sub-transmission system. In the next three years, we expect to invest an aggregate of R$132.3 million in our sub-transmission and transmission systems.

Minas Gerais Administrative Center — On December 24, 2008, through Dispatch No. 4,795, ANEEL consented to the execution of the convention for technical and financial cooperation between Cemig Distribution and the Companhia de

Desenvolvimento Econômico de Minas Gerais, or Codemig, providing for the construction of electricity distribution facilities to supply energy to the new administrative center of the State of Minas Gerais at a total development cost to Cemig Distribution of R$41.6 million. Pursuant to the convention, Cemig Distribution is required to expend R$10.5 million on a 26-month term in development of the project.

Purchase of Electric Power

During the year ended December 31, 2008, we purchased 9,021 GWh of electricity from Itaipu, which represented approximately 36.0% of the electricity we sold to final users. In addition to the electricity purchased from Itaipu, we have two other basic types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 55.0% of the electricity purchased for resale during the year ended December 31, 2008, and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 9.0% of the electricity purchased in 2008.

Itaipu — Itaipu is one of the largest operating hydroelectric plants in the world, with an installed capacity of 14,000 MW. Centrais Elétricas Brasileiras S.A., or Eletrobrás, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the electricity generated by Itaipu that is not consumed by Paraguay. Brazil generally purchases more than 95% of the electricity generated by Itaipu.

We are one of the electric power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. We are currently required to purchase approximately 17.3% of the total amount of electricity purchased by Brazil from Itaipu at rates fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rate may be transferred to the final consumer upon approval by ANEEL.

In the second half of 2007, ANEEL determined the decrease in the amount of energy to be purchased by some distribution companies from Itaipu. Beginning in January 2008, the amount of electricity purchased from Itaipu by each of the electric power distribution companies is being reviewed and reallocated based on the actual consumption of each of these companies in 2004. This change will result in either an increase or decrease in the energy required to be purchased from Itaipu by each of these electric power distribution companies. In our case, this resulted in a reduction of approximately 326 average MW of the total amount of energy we purchase from Itaipu, and we purchased the shortfall at MME auctions as well as in the spot market. We cannot yet predict the impact of such changes on the rates charged to the final consumer.

Auction Contracts — We purchased electricity in public auctions at the CCEE. These contracts were formalized between CEMIG and the several sellers in accordance with the terms and conditions established in the invitation to bid. The following table sets forth the amounts of electricity contracted, average tariff and prices related to the CCEAR contracts arising from the electricity acquired by CEMIG in auctions during 2008. It also includes contracts signed before 2008 but still effective during that year. See “—The Brazilian Power Industry” for more information on CCEE and CCEAR.

Average Tariff	Electricity Contracted (MW — average per year)	Term of the Contract
57.51	530.17	2005 to 2012
67.33	919.14	2006 to 2013
57.51	530.17	2005 to 2012
67.33	919.14	2006 to 2013
138.74	3.50	2008 to 2008
83.13	105.47	2008 to 2015
106.95	4.47	2008 to 2037
132.27	35.31	2008 to 2022
145.77	140.52	2009 to 2009
114.28	3.16	2009 to 2038
126.77	60.41	2009 to 2038
129.26	41.32	2009 to 2023
132.39	38.43	2009 to 2023
115.05	91.77	2010 to 2039
134.99	20.12	2010 to 2039
121.81	88.98	2010 to 2024
138.85	61.23	2010 to 2024
134.67	431.17	2010 to 2024
120.86	24.71	2011 to 2040
137.44	23.24	2011 to 2025
128.42	63.89	2011 to 2025
129.14	56.57	2012 to 2041
128.37	126.34	2012 to 2026
78.87	122.83	2012 to 2041

Bilateral Agreements — Cemig Distribution entered into bilateral agreements with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2008, Cemig Distribution purchased 1,798 GWh pursuant to these agreements, which represented 6.44% of the total electricity required by Cemig Distribution during 2008.

Other Businesses

Natural Gas Distribution

Companhia de Gás de Minas Gerais, or Gasmig, was established in Minas Gerais, Brazil, in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. CEMIG holds approximately 55% of Gasmig and Petrobras, through its subsidiary Gaspetro—Petrobras Gas S.A., holds 40%. The remaining shares are owned by Minas Gerais Participações S.A., or MGI, the investing body of the State Government, and by the city of Belo Horizonte.

In January 1993, the State Government granted Gasmig an exclusive 30-year concession for distribution of natural gas covering the entire State of Minas Gerais and consumers located within it. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas, or LPG, and wood. In 2008, Gasmig supplied approximately 2.4 million cubic meters of natural gas per day to 271 consumers: 171 industrial and commercial clients, 92 retail distribution stations for natural gas vehicles, two thermal power plants and six distributors of compressed natural gas, or CNG. Gasmig supplied 0.8 million cubic meters of gas per day to thermal power plants and 1.6 million cubic meters of gas per day to retail consumers. In addition to serving the conventional market and the thermal power plants, Gasmig also supplied eight clients with re-gasified liquefied natural gas, or LNG. In 2008, Gasmig distributed approximately 4.0% of all natural gas distributed in Brazil.

Gaspetro acquired its 40% equity interest pursuant to an Association Agreement dated August 25, 2004, among CEMIG, Gasmig, Gaspetro and Petrobras. Under the terms of the Association Agreement, Petrobras agreed to make investments to expand the capacity of the current pipelines connected to the Gasmig distribution network and to construct new pipelines, and CEMIG and Gaspetro agreed to fund Gasmig’s capital expenditure plan to expand its distribution network.

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. On July 26, 2006, TSS was merged into Gasmig. As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig. On December 15, 2004, Gasmig executed an additional supply contract with Petrobras which guarantees a gradual increase in supply of up to 5.1 million m³/day of natural gas, in addition to the 3.5 million m³/day that was previously contracted for. This additional supply agreement is for the supply of natural gas to the regions of the “Steel Valley” (Vale do Aço) and the south of Minas Gerais, and also for expansion of service to the regions of the Greater Belo Horizonte area, the Zona da Mata (in the southeast of Minas Gerais) and the Campos das Vertentes (historic region), in the industrial, commercial, automotive and residential markets. The additional supply agreement has a term of 20 years, and we expect to begin commercial supply pursuant to the agreement in the second half of 2009, based on market demand. Under this agreement the price will be established based on the international oil price in the New York market.

We expect that the association with Petrobras will expand Gasmig’s distribution capacity, as our ability to offer natural gas to our consumers is expected to increase significantly with the implementation of Petrobras’s investments in pipelines. We expect that Gasmig’s capital expenditures for 2009 and 2010 will be mostly used for the expansion of our distribution network in highly industrialized areas of Minas Gerais. Gasmig has already begun the necessary expansions to serve the regions of the Steel Valley and the southern region of the State of Minas Gerais.

We do not account for our interest in Gasmig as a consolidated investment in our financial statements, in accordance with the Emerging Issues Task Force, or EITF, Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.” We consolidated Gasmig’s revenues and expenses for the period from January 1, 2004 to December 15, 2004, the date of our sale of a 40.00% equity interest in Gasmig to Petrobras.

Other than with respect to the LNG supplied to Gasmig by a joint venture between Petrobras and White Martins Gases Industriais Ltda., or White Martins, Gasmig purchases all its natural gas needs from Petrobras, and such natural gas is mainly provided by Petrobras’s own deposits. Our relationship with Petrobras is governed by two long term agreements, expiring in 2020 and 2028. The price Gasmig charges its clients is based on the price charged by Petrobras plus a margin. Therefore, all cost increases in Gasmig’s purchase of natural gas are passed on to its clients through rates increases.

Minas Gerais accounted for approximately 11% of the total natural gas consumption in Brazil in 2008. Many energy-intensive industries such as cement, steel, ferroalloys and metallurgy have significant operations in the state. We estimate that the total demand for natural gas in Minas Gerais will amount to nearly 5 million cubic meters of gas per day by 2012, which exceeds the available supply we project. Gasmig’s key strategy is to expand its distribution network in order to serve the portion of the demand not yet reached. Gasmig is engaged in the development of new projects to extend its natural gas distribution systems to reach consumers in other areas of Minas Gerais, mainly in heavily industrialized areas. In 2006, Gasmig began supplying natural gas to three industrial companies and two VNG retail distribution stations in the region of the Steel Valley, thus concluding the first phase of service to that region of the State of Minas Gerais. The average volume of natural gas distributed in the first phase was approximately 200,000 cubic meters/day. Gasmig accelerated the start date to August 2006, providing service to the southern region of the State of Minas Gerais, through re-gasification of the LNG contracted with GásLocal, a joint venture of Petrobras and White Martins.

In 2008, Gasmig had gross revenues of approximately R$545 million and net income of approximately R$85 million. We recognized R$47 million as income from Gasmig in 2008.

In 2008, Gasmig invested approximately R$126 million in the expansion of its gas pipeline network to serve more clients in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and reinvestment of the dividends payable to CEMIG. There were no changes in the Gasmig´s shareholder structure. Currently, the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) operates at full capacity, and further investment by the Federal Government will be necessary to expand its capacity or construct a new pipeline to supply the anticipated growing natural gas demand in the State of Minas Gerais.

Exploitation and Production of Crude Oil and Natural Gas

On December 18, 2008, a consortium composed of CEMIG, Companhia de Desenvolvimento Econômico de Minas Gerais - Codemig, Comp Exploração e Produção de Petróleo e Gás S.A., Sipet Agropastoril Ltda. and Orteng Equipamentos e Sistemas Ltda. participated in the Brazil Round 10 Auction carried out by the National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biodiesel), or ANP, in order to grant the execution of concession agreements for exploratory blocks. The consortium became the concessionaire of four blocks (SF-T-104, SF-T-114, SF-T-120 and SF-T-127) in the São Francisco Basin, one block (POT-T-603) in the Potiguar Basin, and one block (REC-T-163) in the Recôncavo Baiano Basin.  The participation of both CEMIG and Codemig is 24.5% each. The total participation of Comp, Sipet, and Orteng is 51%, but the individual participation of these three companies varies, depending on the block. The execution of the concession agreement is scheduled to take place on June 30, 2009, and CEMIG’s projected investment is not expected to exceed R$30 million in the exploitation phase.

Telecommunications, Internet and Cable Television

On January 13, 1999, we incorporated Empresa de Infovias S.A. in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group. Currently, we own 100% of the common shares of Empresa de Infovias S.A., which has an optical fiber-based long-distance communications backbone installed along our power grid using optical ground wire cables. This communications backbone is connected to an access network that is based on hybrid fiber-coaxial cable technology and is deployed along our power grid. Pursuant to Brazilian telecommunications law, we also make our network infrastructure available to other telecommunications providers interested in leasing it.

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

Empresa de Infovias S.A. provides the network for cable television service in 12 cities in Minas Gerais pursuant to a 15-year service agreement, that expires on December 31, 2015, with WAY TV Belo Horizonte S.A., or WAY TV, and Brasil Telecomunicações S.A., each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Empresa de Infovias S.A. allows these companies to use its network infrastructure. In return, WAY TV and Brasil Telecomunicações are obligated to deliver to Empresa de Infovias S.A. a percentage of the revenues derived from their cable television and Internet subscribers.

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

In 2008, Empresa de Infovias S.A.’s gross revenues were R$99.3 million, while its net income was R$24 million.

Empresa de Infovias S.A.’s capital expenditures for the past five years were an aggregate of R$100.9 million, and its capital expenditures for 2009 are expected to be mostly used for expansion of its telecommunications network.

Consulting and Other Services

We provide consulting services to governments and public utility companies in the electricity industry in order to derive additional revenues from the technology and expertise we have developed through our operations. During the past ten years, we have provided such services to government agencies and utilities in ten countries, including Canada, Paraguay, Honduras, El Salvador and to the government of Panama.

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

In 2008, Efficientia had net income of R$6.5 million. Efficientia’s gross revenues in 2008 were R$10.7 million, a 24.3% increase from 2007. This increase in gross revenue was accompanied by operational costs of R$2.3 million, about 50% lower than in 2007. Highlights of the consultancy projects of Efficientia in 2008 include consulting with respect to the implementation of a cogeneration power plant that uses residual gas from metallurgy facilities operations and with respect to five energy savings solutions for electrical systems. The consultancy projects also included the connection of a cogeneration power plant to Cemig Distribution’s grid, which will permit injection of surplus energy generated by Louis Dreyfus Commodities Bioenergia (sugar and alcohol company) into Cemig Distribution’s grid. The power plant generates 100% clean and renewable energy.

In partnership with Concert Technologies S.A., Nansen S.A. Instrumentos de Precisão, Leme Engenharia Ltda. and FIR Capital Partners Ltda, we created Focus Soluções Tecnológicas S.A. in August 27, 2007, which name was changed in 2008 to Axxiom Soluções Tecnológicas S.A., to offer solutions in technology and systems for operational management of public service concession holders, including electricity, gas, water, and sewerage and other public utility companies. The company began operations in the second quarter of 2008.

In addition, The Strategic Technology Management Center (Centro de Gestão Estratégica de Tecnologia), or CGET, created in 2005, as a non-profit entity whose objectives include studies and research, development of alternative technologies, production of technical and scientific information and knowledge, encouragement of industrial development measures, plans and programs, projects for research and incorporation of developed or adapted technological innovations, and implementation of centers of excellence and institutions for the development of studies and provision of technological services.

Energy Losses

We recognize energy losses in connection with our operations on the national basic grid, which is operated by the ONS, referred to as the Basic Grid. These energy losses are divided into “technical” and “non-technical” losses.

CEMIG’s total energy losses in 2008 were 5,790 GWh, compared to 5,629 GWh in 2007. Of this total in 2008, 606 GWh were related to losses in the Basic Grid attributed to CEMIG by the ONS. The remaining 5,184 GWh were both technical and non-technical losses in CEMIG’s own local distribution system and represent 11.6% of the total energy (46.301 GWh) that passed through the local system.

Technical losses accounted for approximately 80% of our energy losses in the local distribution grid in 2008. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy. We attempt to minimize technical losses by performing rigorous and regular evaluations of the quality of our electricity supply and our facilities. We routinely upgrade and expand our transmission and distribution systems in order to maintain quality and reliability standards, and consequently, reduce technical losses. In addition, we operate our transmission and distribution systems at certain specified voltage levels in order to minimize losses.

Technical losses are not comparable. Longer stretches of distribution (for example in rural areas) naturally have more technical losses.

Non-technical losses accounted for the remaining approximately 20% of our energy losses in 2008 in the distribution grid and result from fraud, illegal connections, metering errors and meter defects. In order to minimize non-technical losses, we regularly take preventive actions, including inspection of consumers’ meters and connections, modernization of metering systems, training of meter-reading personnel, standardization of meter installation and inspection procedures, installation of meters with quality control warranties, consumer database updating and development of a theft-protected distribution network.

Additionally, we have developed an integrated system designed to help detect and measure controllable losses in all parts of our distribution system.

Non-technical losses are partially comparable between electricity companies because they indicate a sector’s inefficiencies and the social complexities within the concession area. At the end of 2008, the indicators that measure the quality of supply by Cemig Distribution, DEC—Consumer Outage Duration in hours per year and FEC—Number of Outages Per Year, were 13.65 and 6.53, respectively, compared to 13.14 and 6.39 in 2007.

Consumers and Billing

Consumer Base

Our distribution and generation business consumers, who are located within our concession area in Minas Gerais and outside the state, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities). During the year ended December 31, 2008, we sold 42,926 GWh of energy, which includes the energy sold by Cemig Generation and Transmission to the so-called Free Consumers, mainly industrial.

For 2008, as compared to 2007, the volume of electric power sold by us to industrial and commercial consumers increased by 8.4% and 7.6%, respectively, and the volume of electric power sold by us to rural consumers increased by 4.3%. The other consumer category grew 2.6% (this excludes wholesale supply). The residential consumption increased 5.2% from 2007 to 2008. The following table provides information regarding the number of our consumers as of December 31, 2008 and consumption by consumer category for the years ended December 31, 2008, 2007 and 2006.

	Number of		Consumption (GWh)
	consumers at December 31,		Years ended December 31,
Consumer Category	2008		2008		2007		2006
Industrial	74,482	(1)	26,198	(2)	24,183	(2)	23,759	(2)
Residential	5,400,214		7,164		6,813		6,647
Commercial	578,021		4,423		4,111		3,851
Rural	482,952		2,296		2,200		1,938
Own consumption	829	(3)	35		34		30
Other	65,708	(4)	2,810		2,738		2,666
Total	6,602,206		42,926		40,079		38,891

(1)                                Includes subsidiaries and affiliated companies.

(2)                                The industrial consumer category includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia S.A., Cemig PCH S.A., Usina Termelétrica Barreiro S.A., Rosal Energia S.A., Cemig Capim Branco S.A.

(3)                                Does not include consumption through supply to other concessionaires.

(4)                                Refers to the number of our plants, facilities and offices that use our energy, each of which is considered a consumer pursuant to ANEEL regulations.

In 2008, we added and billed 162,001 new final consumers, representing growth of 2.5% compared to 2007, through the expansion of our transmission and distribution systems.

The largest portion of the energy we sell is purchased by large industrial consumers. At December 31, 2008, thirteen of our industrial consumers had high voltage electrical energy supplied through direct connections to our transmission lines. These consumers constituted 14.5% of our total volume of electrical power sales during 2008, and approximately 6.6% of our revenues. In the same period, our thirteen largest industrial consumers accounted for nearly 19.0% of energy consumed. None of our ten largest consumers is owned by the State Government or by the Federal Government.

As of December 31, 2008, we had entered into power purchase agreements with 889 of our industrial consumers. Our power purchase agreements with industrial consumers have terms of three or five years and contain a minimum demand clause that requires the consumer to pay for the contracted demand, which represents the system capacity reserved for that consumer, as well as the consumer’s actual consumption. We believe that this billing method provides us a relatively stable source of revenue.

The following table shows our industrial energy sales volumes by type of industrial consumer as of December 31, 2008:

Industrial Consumers (1)	Energy Sales Volume in GWh	Consumption as a Percentage of Total Industrial Energy Sales Volume
Steel industry	7,117	27%
Ferroalloy industry	4,967	19%
Chemical industry	2,865	11%
Non-ferrous metal industry	1,045	4%
Mining industry	412	9%
Food processing	1,528	6%
Cement industry	954	4%
Others	7,310	28%
Total	26,198	100

(1) The industrial consumer category includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia S.A., Cemig PCH S.A. and Usina Termelétrica Barreiro S.A.

The following table sets forth the names and related industries of our ten largest consumers in 2008:

Ten Largest Consumers (listed in order of total GWh of electricity purchased from us in 2007)	Industry
Companhia Siderúrgica Paulista—COSIPA	Steel
Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS	Steel
Ligas de Alumínio S.A.	Ferroalloys
Companhia Brasileira de Carbureto de Cálcio—CBCC	Ferroalloys
White Martins Gases Industriais S.A.	Chemical
Italmagnésio Nordeste S.A.	Ferroalloys
Companhia Ferro Ligas Minas Gerais	Ferroalloys
Saint Gobain Materiais Cerâmicos Ltda.	Chemical
Belgo Siderurgia S.A.	Steel
Votorantim Metais e Zinco S.A.	Non-ferrous

As a result of our strategy to maintain and capture a larger market share in the free market, we have entered into contracts with large Free Consumers within and outside of Minas Gerais, leading to electricity sales volume in 2008 of 22,609 GWh to those customers. As a result of the unbundling, most of our contracts with large consumers within our concession area were assigned to Cemig Generation and Transmission in 2008. Most of our large clients, that represent almost 50% of the MWh of our energy sold, have already contracted to buy electricity from Cemig Generation and Transmission for the next several years. Consumers that opt to become Free Consumers are primarily industrial consumers whose demand generally exceeds 3 MW. Consumers that consume between 500 kW and 3 MW may opt to purchase energy from other sources, if the source is a renewable one, such as small hydroelectric facilities or biomass.

In 2008, we entered into two relevant groups of contracts with large Free Consumers. The first group of contracts was with the Votorantim Group, through which we will provide variable amounts of energy, from the current 145 average MW up to 670 average MW in some years. The total amount of this group of contracts is approximately R$10.5 billion, and will expire in 2028. These contracts are expected to generate revenue to CEMIG of approximately R$500 million per year through their expiration in 2028. The second group of contracts was signed on May 26, 2008, with the ArcelorMittal Group, for the provision of up to 313.5 average MW (twice the volume we currently provide to the ArcelorMittal Group). The total amount of this second group of contracts is approximately R$4.4 billion and will expire in 2020. This group of contracts is expected to generate revenue to CEMIG of approximately R$360 million per year through the expiration of the contracts in 2020.

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

Seasonality

Our sales are affected by seasonality. Usually, an increase in consumption by industrial and commercial consumers occurs in the third fiscal quarter due to increases in industrial and commercial activities. In addition, there is generally an increase in usage across all consumer categories during the summer months of January, February and March due to the increase in temperatures. Certain figures representing fiscal quarterly consumption by final consumers from 2006 through 2008, in GWh, are set forth below:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006 (1) (2)	9,485	9,619	9,901	9,886
2007 (1) (2)	9,337	10,016	10,238	10,488
2008 (1) (2)	9,948	10,438	11,312	11,228

(1)                                Includes consumption by Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Usina Térmica Barreiro S.A., Cemig PCH S.A. and Horizontes Energia S.A.

(2)                                Does not include supply to other concessionaires.

Competition

Contracts with Free Consumers

We had 157 contracts with Free Consumers as of December 31, 2008. Of these contracts, 16 are with companies located outside the distribution company’s concession area and represent 1,870 GWh of energy per year. These contracts with Free Consumers have terms of three to ten years and represent a total volume of approximately 19,150 GWh/year.

CEMIG’s strategy in the Free Market has been to establish contracts of longer duration, thereby establishing and promoting a long-term relationship with our consumers. We seek to differentiate ourselves in consumer market based on the quality of our service and the added value of Cemig Generation and Transmission. This positioning, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with high Take or Pay, translates into lower risk and greater predictability of the Company’s results.

At the end of 2008 we were the largest seller of energy in the Free Market.

Concessions

Each concession that we currently hold is subject to a competitive bidding process upon its expiration. However, in accordance with the Concessions Law, existing concessions may be extended by the Federal Government without a bidding process for an additional period of up to 20 years upon application by the concessionaire, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government. On September 22, 2004, we applied to ANEEL for a 20-year extension of the concessions of the Emborcação and Nova Ponte hydroelectric plants. On June 14, 2007, the Federal Government approved the extension of the concessions of these power plants for a period of 20 years from July 24, 2005. The related concession contract was amended on October 22, 2008 to reflect the extension granted to Cemig Generation and Transmission.

It is possible that a number of our large industrial clients may become SPPs pursuant to the Concessions Law in order to obtain the right to generate electricity for their own use. The granting of certain concessions to our large industrial clients could adversely affect our results of operations.

Raw Materials

Water is our main raw material used for the production of energy, representing 97% of the total raw materials used. Our principal raw material expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process. Fuel oil consumption for the year ended December 31, 2008 represented an expense of R$70 million. See “—The Brazilian Power Industry—Regulatory Charges” and “Item 5. Operating and Financial Review and Prospects.” We believe that supplies of fuel oil are readily available.

Environmental Matters

Overview

Our generation, transmission and distribution activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the Federal Government has the power to promulgate general environmental regulation, state governments have the power to enact specific and even more stringent environmental regulation. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages. Administrative sanctions may include substantial fines and suspension of activities, while criminal sanctions may include fines and, for individuals, possible imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

Our environmental impact studies are prepared by multi-disciplinary teams, which analyze the environmental impacts of our projects and propose solutions to minimize their effects on the environment. Applicable law in Brazil requires that licenses be obtained in connection with the construction, installation, expansion and operation of certain types of facilities.

We believe that we are in compliance in all material respects with the relevant laws and regulations.

We are certified under the Cemig Environmental Management System (EMS) for our operations in many municipalities, our materials storage and logistics warehouses, the Volta Grande environmental station, the Galheiros Environmental Reserve, and our management units for industrial safety, property management and operational contingency services.

At the end of 2008, the following plants were certified under the Cemig EMS: Camargos, Salto Grande, Volta Grande, Jaguara, Três Marias, Emborcação, and Igarapé—and the following were certified under ISO 14001: São Simão, Miranda, Rosal, Irapé, Nova Ponte and Itutinga. Together, these plants represent 5,767 MW of CEMIG’s installed capacity, and bring the percentage of CEMIG’s generating plant that is certified to 89%.

In accordance with our environmental policy, we have established various programs for prevention and control of damage, aiming to limit our risks related to environmental issues.

In 2008, we invested approximately R$28.3 million in environmental compliance projects for plant and equipment and in the implementation of new projects, and also spent R$42.2 million on operational and maintenance expenses for our current activities, such as final disposal of waste, putting environmental management systems in place, audits, planting of riverside forests, fish cultivation, putting tree pruning and oil policies in place, environmental education programs, maintenance of conservation units, training and other activities. We also invested R$476 thousand in environmental research and development projects carried out jointly with universities and research institutes.

Environmental Licensing

Brazilian law requires that licenses be obtained for construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution or to harm archaeological heritage. Usually, governments of individual states manage the environmental licensing process for facilities that are expected to impact only that state. The Federal Government manages the environmental licensing process for facilities that are expected to have an environmental impact on more than one state and/or are located in two or more states.

COPAM Regulatory Ordinances Nos. 17, of December 17, 1996, and 23, of October 21, 1997, provide that operational licenses shall be renewed from time to time for periods of four to eight years, depending on the size and pollution potential of the facility.

With the purpose of surveying and saving archaeological assets that have not been previously considered, Ordinance 28, of January 31, 2003, issued by the National Historical and Artistic Heritage Institute (Instituto do Patrimônio Histórico e Artístico Nacional), or Iphan, provides that renewals of operational licenses for hydroelectric power plants are subject to a condition requiring a favorable opinion from Iphan in relation to archaeological studies on the depletion area of the reservoir, which studies are to be sponsored by the plant operator.

Distribution of natural gas by Gasmig through pipelines in Minas Gerais is also subject to environmental control. We believe that all licenses for the regular operation of Gasmig’s activities have been obtained.  The environmental licenses for operation of the Natural Gas Distribution Network were duly issued by the Environmental Foundation (Fundação Estadual do Meio Ambiente), or FEAM, of the State of Minas Gerais.

Corrective Environmental Operation Licensing

Resolution No. 6, of September 16, 1987, issued by the Environmental National Council (Conselho Nacional do Meio Ambiente) or CONAMA, requires environmental impact assessment studies to be undertaken, and a corresponding environmental impact assessment report to be prepared, for all major electricity generation facilities built in Brazil after February 1, 1986. Facilities built prior to February 1, 1986 do not require these studies, but must obtain corrective environmental operation licenses, which may be acquired by filing a form containing certain information regarding the facility in question. Obtaining the corrective licenses for the projects which began operations before February 1986 requires presentation to the competent environmental body of an environmental report containing the characteristics of the project, the environmental impacts of the construction and operation, and also the mitigating and compensatory measures adopted or that are in the process of being adopted by the organization carrying out the project.

Federal Law No. 9,605, of February 12, 1998, sets penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Measure 1,710 (currently Provisional Measure 2,163/41), which allows project operators to enter into agreements with the relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98. Accordingly, we have been negotiating with IBAMA and FEAM to obtain the corrective environmental operation licensing for all our plants that began operating prior to February 1986. Generation facilities located within the State of Minas Gerais fall within the jurisdiction of FEAM for purposes of corrective licensing. We have agreed with FEAM to bring our facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by IBAMA and FEAM.

Currently, those Cemig Generation and Transmission facilities that started operations before the Brazilian environmental legislation was passed, and which have not obtained corrective licensing, have now filed applications before the appropriate environmental bodies.

We currently have operating licenses for the following facilities: (i) hydroelectric plants: São Simão, Aimorés, Amador Aguiar I, Amador Aguiar II, Igarapava, Irapé, Itutinga, Miranda, Nova Ponte, Porto Estrela, Rosal,  Funil, Queimado and Sá Carvalho; (ii) small hydroelectric plants: Joasal, Paciência, Gafanhoto, Pai Joaquim, Rio de Pedras, Santa Luzia, Salto dos Moraes, Poquim and Piçarrão; (iii) thermoelectric plants: Barreiro and Formoso; (iv) the Morro do Camelinho wind power plant; and (v) the Transmission System of the Eastern Region of the State of Minas Gerais.

The environmental licenses issued by state or federal bodies are subject to certain conditions imposed in light of foreseen environmental impacts. In extreme circumstances, failure to comply with these conditions may result in revocation of the license. We believe we are in compliance with the requirements mentioned in our licenses. Environmental licenses are obtained subject to conditional requirements that have to be met during the period of their validity. Non-compliance with these conditional requirements can result in administrative penalties, including fines and the repeal of the environmental license. CEMIG has been complying with the demands of the environmental conditions of its licenses and periodically sends reports to the environmental regulatory authorities.

Legal Forest Reserves

Under Article 1º, § 2º, sub-item III, of Federal Law No. 4,771, of September 15, 1965 (the Federal Forest Code), a Legal Forest Reserve is an area located inside a rural property or holding, other than any area of permanent preservation, that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or shelter or protection of native fauna and flora.

In Minas Gerais, where the greater part of CEMIG’s undertakings are located, State Law No. 14,309, of July 19, 2002, implemented in regulation by Decree 43,710, of January 8, 2004, which instituted the Forest and Biodiversity Protection Policy, ratified the obligation contained in the Federal Forest Code, requiring the constitution of a Legal Forest Reserve corresponding to 20% of the total area of a rural property, as an instrument for protection of biodiversity and shelter for flora and fauna in the state.

However, both Federal Law No. 4,771/65 and State Law No. 14,309/02 omit the concept of a rural property or holding. The regulatory concept found in the Brazilian legislation for rural properties is in the “Land Statute” instituted by Federal Law No. 4,504, of November 30, 1964, in which Article 4, I, defines a rural real estate property as “a rustic real estate property, of continuous area, whatever its location, allocated for extractive agricultural, livestock raising or agro-industrial commercial operation.”

In the federal sphere, IBAMA’s technical licensing team, in the corrective licensing of CEMIG’s plants, expressed an opinion, in correspondence sent to the Company, on July 29, 2008, taking a position against the need for the constitution of a Legal Forest Reserve.

In the State of Minas Gerais, with the objective of deciding whether the obligation to constitute a Legal Forest Reserve applies to undertakings of the electricity sector, a Legal Opinion was issued by the Office of the General Attorney of the State of Minas Gerais, or AGE, on October 30, 2008, in response to a consultation from the Minas Gerais State Environment and Sustainable Development Department, or SEMAD, and the State’s Economic Development Department, or SEDE, presenting the opinion that “allocation of a Legal Forest Reserve is obligatory for undertakings of the electricity sector, both for those under construction and for those to be put in place in the future.”

Grounded on different legal opinions, SEDE submitted a new consultation to the AGE, requesting a revision of the said Legal Opinion.

In agreement with the opinion put forward by SEDE, CEMIG supports the view that it is not obligated to constitute a Legal Forest Reserve for its undertakings, based on the following arguments:

1.               The undertakings of the electricity sector are public utility activities, operating commercially under federal concession or authorization, for commercial operation of hydroelectric potential, and transmission and distribution of electricity, and are certainly not characterized as being a rural property or possession.

2.               The acquisition of the real estate properties for putting in place the undertakings occurs as a function of the concession authorization by the concession-granting power, through ANEEL as intermediary, and is given on a temporary basis, which is to say that at the end of the concession or authorization, the assets revert to national ownership.

3.               The environmental impacts caused to biodiversity by the implementation of the electricity sector’s undertakings have already been amply compensated for. As an example of the environmental compensation specified in Brazilian legislation, already applying to the sector, we refer to the following: (I) the Environmental Compensation specified by Federal Law No. 9,985, of July 18, 2000 (the SNUC Law); (II) the Forest Compensation for suppression of vegetation or intervention in an area of permanent preservation, specified in §4º of Article 4 of Federal Law No. 4,771, of September 15, 1965 (including by Provisional Measure 2166-67, of 2001); (III) the Environmental Compensation for cutting or suppression of the Atlantic Forest biome, under Federal Law No. 11,458, of December 22, 2006; and (IV) the Forest Charge for removal of vegetation for installation of the undertakings, as specified in State Law No. 4,747, of May 9, 1968.

4.               The principle of non bis in idem cannot thus be violated. Such an obligation would characterize a double charge imposed on concession holders.

CEMIG has submitted its justifications to SEDE, presenting the arguments in opposition to the said obligation of establishing Legal Forest Reserves.

To date, the AGE has not responded to the request for revision of the Legal Opinion formulated by SEDE. CEMIG has not yet evaluated the effects of such decision on its business and activities.

Compensation Measures

According to Federal Law No. 9,985, of July 18, 2000, and corresponding Decree No. 4,340, of August 22, 2002, the companies whose activities are deemed to cause high environmental impacts are required to invest in protected areas in order to offset those impacts. Each company shall have its environmental compensation stipulated by the relevant environmental agency, depending on the specific degree of pollution or harm to the environment resulting from its activities.

Federal Decree No. 6,848/2009, issued on May 14, 2009, regulates the methodology for defining compensation measures. Accordingly, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be reverted for compensation measures. The exact amount of compensation measures will be defined by the environmental agency, based on the project’s specific degree of pollution and environmental harm.

In the State of Minas Gerais, where CEMIG has most of its facilities and enterprises, the Chairman of COPAM issued Regulatory Ordinance No. 94 in April 2006, applying an environmental compensation charge, at rates between 0.5% and 1.1% of the total amounts invested in the implementation of the projects that cause environmental harm. This regulatory ordinance also indicated that the compensation charge applies to projects implemented before the issuance of the new legislation. We have not yet assessed the effects such legislation will have on CEMIG, but it could result in additional costs for CEMIG.

Fishways

Among other environmental programs, we are operating and developing the Fishways program. The dams at each of our hydroelectric generation facilities can endanger fish that inhabit the adjoining reservoirs. To reduce the impact of these facilities, fish that pass through our dams will be redirected to fishways, through which they can pass safely.

There has been no decision by the environmental authorities regarding the building of fishway projects at CEMIG’s hydroelectric plants; and there is a possibility that future decisions by the environmental authorities, or changes in the environmental legislation, or even new information obtained from the studies that are in progress, may lead to a need for the construction of fishways at all of CEMIG’s hydroelectric plants.

Fish Management

In view of its policy for environmental conservation and sustainable development, CEMIG carries out numerous procedures to mitigate accidents involving fish in its hydroelectric power plants, such as use of sonar and counting to detect shoals; monitoring of oxygen in solution; and use of teams of professional divers to assess shoals during activities with greater environmental risk, such as startup and shutdown of rotors. Also, we are currently developing research projects in partnership with universities to study more effective techniques to control the impact of our operations on fish.

In spite of these efforts, two incidents occurred, one in 2006 and one in 2007, at the Três Marias Hydroelectric Power Plant, resulting in the death of approximately 17 tons of fish in 2007 due to lack of oxygenation, according to the State Forests Institute and estimates by the Environmental Police (8.2 tons by our estimate). The volume of dead fish was not estimated or measured in 2006. As a result, the State Forests Institute imposed two fines on us, totaling approximately R$5.5 million. We paid 50% of the fine and the rest is being negotiated with the environmental authority for application in research projects.

Although the amount is not a material liability for us, we are implementing an environmental project in the affected region as a way of responding to the event and reaffirming our commitment to economic and social development of the regions where we operate and where our projects are located. Fish in the exit canals of several of our plants are being monitored by specialist biologists, with the objective of becoming familiar with the dynamics of fish populations over time, the periods of their greatest activity during the day, and the locations of their greatest density. With this information, more effective techniques may be developed to control the impact of the operation of the plants on fish.

In 2008, two research projects were contracted for continuous monitoring of fish densities and environmental conditions in strategic stretches of the drainage basins influenced by CEMIG’s plants; studying of aspects of the biology (reproduction, feeding, distribution, migration, etc.) of the fish species most affected by the procedures of maintenance of the generating units; creation of standardized databases for the information generated by the monitoring of the fish populations that will be carried out at CEMIG’s plants; determination of temporal and spatial variations in the abundance of fish upstream from the plants and correlation with the water flow and quality factors that can govern their behavior, making it possible to take measures to reduce the risk of accidents from fish entering suction tubes, and also to facilitate the appropriate choice of locations for fish transposition mechanisms.

CEMIG has a hydroelectric operation on the Pandeiros River in the municipality of Januária, in the State of Minas Gerais, named the Pandeiros Small Hydro Plant, operating since 1958, with installed generating capacity of 4.2 MW.  Due to the environmental characteristics of the Pandeiros river and its importance as a location for the reproduction of fish that populate the São Francisco River, Minas Gerais State passed various items of legislation in 1995 and subsequent years for the protection of the river, which affected normal operation of the Pandeiros plant.

In October 2007, at the end of a prolonged drought, fish deaths occurred in a lake associated with the Pandeiros River, 50 km downstream from the Pandeiros plant. Since the area is downstream from the Pandeiros plant, the Minas Gerais State Forests Institute associated the problem with the operation of the plant, and, together with the Minas Gerais State Public Attorneys’ Office, brought a legal action against CEMIG to provide technical explanations about the event. In accordance with State Forests Institute Notice No. 251016, of October 18, 2007, the Pandeiros plant was indicted and its operations were ceased.

Cemig hired specialists who issued two technical reports to assess the matter, from the points of view of river flows and fish populations, and sent these studies to the State Forests Institute and to the Public Attorneys’ Office for consideration. Both reports concluded that the fish deaths resulted from natural causes arising from the natural dynamics of the Pandeiros River, relieving CEMIG of any responsibility for the events. Nevertheless, CEMIG entered into a Commitment Agreement (Termo de Compromisso, or “TC”) with the State Forests Institute and to the Public Attorneys’ Office. The TC sets forth several measures that must be adopted by CEMIG, amounting to R$8 million over 10 years. Among the measures provided for in the TC, there is the management of a Conservation Unit (Unidade de Conservação, or “UC”) and the establishment of a consensual solution for the lawsuit filed by the MP.

Operations at the Pandeiros plant  have not yet been resumed, and the competent environmental agency refused to grant the corrective environmental operation license for this facility.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through inhabited areas, and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our natural gas distribution network registers, and there is a possibility of this causing accidents, with potentially significant personal, property and environmental damage. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig, through its “Dig Safely” (Escave com Segurança) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, in addition to the companies which carry out digging in public rights of way, to ensure that before digging close to the natural gas network, they telephone Gasmig’s 24-hour helpline and request support for safe execution of their work.

Transmission Lines — Several of the areas to which we have a right of way in relation to our transmission lines have been occupied by unauthorized facilities (buildings, etc.) and dwellings. These occupations generate risks of electric shock and accidents involving people living at the location and constitute an obstacle for the maintenance of our electricity system. It is thus necessary to solve this situation over the coming years, either removing some of the occupants, or introducing improvements to make it possible to safely and efficiently maintain our electricity system with these occupations intact. Faced with the risks associated with this situation, we have planned two approaches for the coming years. The first is preparation of a report entitled “Diagnosis of areas invaded and under risk of invasion, for strengthening of inspection activities, including installation of improvements in locations classified as having high invasion risk,” for which CEMIG is identifying the areas with potential for invasion and making possible decisions on measures and procedures in relation to the control, monitoring and inspection of the transmission line paths where there is a high risk of invasion. The second line of action involves the evacuation of areas already invaded. The removal of people from these areas involves payment of indemnities, regularization of electricity connections and the opening of areas for the construction of parks and streets.

Reservoir Areas — We have implemented security measures to protect our generation facility properties from trespass, using both fixed security posts and mobile patrol units, as well as electronic surveillance systems, or ESSs, where appropriate. The banks of the reservoirs of our hydroelectric generation facilities have signs indicating ownership and advising of the existence of security systems. Trespassers are deterred by the mobile patrol unit’s periodic patrol of the reservoir banks. When trespassers are apprehended, police reports are filed, which are sent to the Company’s legal department for review. Due to the vast area and number of reservoirs, we are continually subjected to new trespasses and occupation of margins by unauthorized constructions. However, we are committed to preventing these invasions and any environmental damage to the Permanent Preservation Areas (Áreas de Preservação Permanente), or APPs, around the reservoirs.

The Carbon Market

We believe Brazil has significant potential to generate Carbon Credits arising from clean energy projects that comply with the Clean Development Mechanism, or CDM. Every year, we seek to quantify our emissions and to publish our main initiatives in reduction of greenhouse gas emissions. We are studying the possibility of implementing more CDM projects and evaluating carbon projects for each of our new enterprises. In 2008 we began the process of obtaining carbon credits under the CDM for the following projects: (i) co-generation of electricity using blast furnace gas; and (ii) the small hydroelectric plants of Cachoeirão (27 MW), Dores de Guanhães (12 MW), Senhora do Porto (14 MW), Fortuna II (9 MW) and Jacaré (9 MW).

Operational Technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema), or COS, located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of our energy. It also provides the link with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 44 extra high and high voltage substations and approximately 27 major generating power plants.

Through its activities the COS permanently guarantees the security, continuity and quality of our supply of electricity. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2000 certification.

Regional Distribution Operation Centers

Our distribution network is managed through seven Regional Distribution Operation Centers (Centros de Operações Regionais de Distribuição), or CODs. The CODs monitor and coordinate our distribution network operations in real time. The CODs are responsible for the supervision and control of 360 distribution substations, 271,480 miles of medium voltage distribution lines, 10,277 miles of sub-transmission lines and 6.6 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

We provided an average of 16,500 services a day in 2008. All of the CODs are certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the CODs’ processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and radio/satellite data communication help to reduce consumer service restoration time and provide better consumer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geospatial Information & Technology

We are intensively using geospatial and technical document management technology to support and improve engineering processes. Geo-referenced information on the electrical network, satellite and aerial photographs of the concession area, diagrams and technical document images are stored in geospatial databases and can be easily retrieved by computers connected to our corporate network, helping technicians to plan, design, construct, operate and maintain the generation, transmission and distribution network.

We are using mobile technology in service dispatch for distribution network maintenance and medium and high-voltage network data acquisition.

We have developed the Enterprise Image Management System—GeoImagem—which organizes and publishes the georeferenced images to GIS (Geographic Information System) users.  We continue to invest in enterprise georeferenced applications based on GIS technology for advanced spatial analysis.

Internal Telecommunications Network

Our telecommunications network is one of the largest in Brazil. It includes high performance microwave links with more than 200 communication stations, an optical system with 1,557 miles of optical fibers and a mobile communication system with 811 radios including 644 trunking and VHF radios and 167 UHF and VHF portable radios. A total of 338 mobile radios have data interface to mobile terminals installed in vehicles for dispatch systems (operation and maintenance), which also have 940 mobile terminals connected through satellites.

Corporate Data Network

Our corporate network integrates enterprise servers (eight Risc machines for the ERP and the new commercial systems), 9,774 Intel microcomputers, 480 servers and 1,500 connectivity devices, serving 200 sites in 130 cities of Minas Gerais. The centralized infrastructure uses modern servers and devices with service level agreements for hardware maintenance and software support. The process of reception of meter reading data, digital calculation of electricity bills, and issuance of electricity bills to consumers in CEMIG’s secondary network has been ISO 9001:2000 certified since 2005. In 2008, new network and storage technologies were put in place, improving the network’s performance and availability of applications. Our information security systems are constantly updated for access control, firewalls, antispam and antivirus, to protect all data and functionalities against unauthorized access. We use mobile solutions, such as wireless devices, PDAs and cellular phones for easy access to data and field operations.

IT Governance Program

We started an IT governance program in 2005. It is based on two main principles: (i) aligning IT strategy with the overall strategy of the business; and (ii) helping the Company to manage the risks associated with implementing new technologies.

Numerous actions have been taken in recent years. The most important was the adoption of ITIL® best practices. The following ITIL® processes and functions were prioritized for implementation: Incident Management, Configuration Management, Change Management, Problem Management, Capacity Management, Service Level Management, and Service Desk

In 2008, we improved certain IT processes and as a result of this effort, the Change Management and Incident Management processes received recommendation for ISO 9001:2000 certification. A certification plan has now been set up for the other ITIL processes. Actions to establish IT strategy and IT steering commities were also taken, to serve initiatives defined by the corporate strategic planning.

Call Centers

We have one call center, in Belo Horizonte. Clients can use a toll-free number to get information on their accounts, and report service problems. The call center is integrated with the technologies available in the CODs, allowing us to give clients up-to-date information on service issues. The call center has modern facilities, with a staff of over 1,200, and is able to receive about 100,000 calls per day. Clients can also contact us by e-mail, by fax or via our website. As an indication of the service quality provided, our call center has had ISO 9001 Quality Certification since 1999.

Commercial Management System

To update the technology of our Consumer Information System, or SICO, which has been on a mainframe platform since the 1970s, Cemig Distribution has invested R$178 million in a new Commercial Management System, or SGC (Sistema de Gestão de Clientes), based on the CCS (Customer Care & Service), CRM (Customer Relationship Management) and BW (Business Warehouse) SAP systems. This new system serves low, medium and high-voltage clients. It was implemented in 24 months, from April 2006 to May 2008, through the “Evolution Project,” which employed a team of, on average, 250 specialists from CEMIG and the Aliança Consortium (Accenture, Newcom, and Indra).

This process involved approximately 28,000 hours of program code development. A large number of tests, including stand-alone tests, assembly, software integration, performance, comparison and user acceptance tests, were performed to assure the quality of the SGC system. All high, medium and low voltage customers of the State of Minas Gerais were successfully transferred to the new system by May 2008.

We believe that benefits from the new system include better quality of client registry data and better information access tools, yielding greater information reliability and allowing tracking of all operations conducted by system users; better integration with other systems and increased simplicity, due to a reduction from 74 subsystems to just 14; more up to date technology, including the replacement of the mainframe computers, ensuring lower maintenance costs; and better controls. Benefits from SGC to the client include a greater focus on customer relationships; registration of all contacts, resulting in faster services and improved information quality; integration of the Virtual Agency into the new system, with a greater number of services offered; better interaction among all client communication channels, including e-mail, telephone, electricity bill messages, etc.; new electricity bill layout, allowing for better information visualization; and new meter reading management system, including the simultaneous printing of the electricity bill.

Maintenance and Repair Systems

The 10,277 miles of high voltage transmission lines in Cemig Distribution’s network, operating at 34.5 kV to 161 kV, are supported by approximately 53,495 structures, mainly made of metal. Cemig Generation and Transmission’s network has 3,081 miles of high voltage transmission lines, supported by approximately 11,676 structures. The majority of the service interruptions to our distribution and transmission lines are due to lightning, fire, vandalism, wind, and corrosion. The entire high voltage transmission line systems of Cemig Distribution and Cemig Generation and Transmission are inspected from the air once a year, using a helicopter equipped with a gimbal-gyro-stabilized camera, followed by simultaneous visual and thermographic (infra-red) inspections. Land-based inspections are also carried out at intervals of between one and three years, depending on the characteristics and age of the transmission line, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

We use modern modular aluminum structures to minimize the impact of emergencies involving fallen towers. Most of our maintenance work on transmission lines is done using live-line methods. Being the first company in Brazil to use bare-hand, live-line techniques in the maintenance of transmission lines and substations, we have accumulated, over the last 31 years, significant experience in this area. We have trained our staff in this area and have special vehicles and other necessary tools to support live- and dead-line maintenance.

We also maintain spare transformers and mobile substations to promptly reestablish power to our customers in case of emergencies involving failed substations. In December 2008, as a result of a partnership with ABB, we developed the first mobile, green substation, in 138/13.8 kV and 15 MVA, which is completely insulated with vegetable oil. We are also a pioneer in the use of 138 kV power transformers that are completely insulated with vegetable oil.

Information Security Management

As part of our Corporate Information Security Project Plan for 2008, we have prioritized and developed three projects to improve information security and to address the requirements of the Sarbanes-Oxley Act, including specifying information security management processes, developing an information security project plan, and revising the IT service continuity plan.

We also developed the “Information Security Update” awareness program, involving 1,248 employees, which focuses on social engineering, basic concepts of security and phishing threats.

Management Tools

Our current Enterprise Resource Planning software (SAP R/3), or ERP, provides functions covering accounting, costs and funds control, budget, project management and human resources management. The ERP also includes data warehouse functionality, balanced scorecard methodology and long-term cash flow monitoring. In quality management, we have received ISO 9001/2000 certification for, among other things, the following aspects of our business: consumer service offices, call centers, laboratories, maintenance of remote protection system equipment, data reception, and billing.

In 2008, we implemented a self-service employee portal to allow employees easy access to information in the SAP/R3 HR Module.

Enterprise-Wide Risk Management

With the assistance of a leading consulting firm chosen through a formal selection process, we began establishment of a Corporate Risk Management System in 2003, and consolidated it during the period of 2004 through 2006, in connection with our unbundling process. As holder of a concession in the Brazilian electricity sector, we operate in environments where factors such as corporate restructurings, regulations issued by energy sector government agencies, technological development, globalization and changes in the consumer market generate uncertainties and threats.

The implementation of a coherent risk vision and strategy at the corporate level is a new management trend, encouraged not only by the requirements of the Sarbanes-Oxley Act and the methods recommended by the Committee of Sponsoring Organizations, or COSO II, but also by the perception that management of risk is an essential part of a sustainable development philosophy that aims to create value for shareholders.

Our Corporate Risk Management System aims to achieve the following: operate as an auxiliary in achievement of the objectives set by the strategic plan; create awareness among shareholders of the possible events that could constitute a risk of loss of value; structure the company to be able to take proactive stances in relation to its risk environment; provide the company’s executives with a methodology and tools for effective management of risk, including the ability to aggregate individual risks, the ability to compare risks in different business units and a tool to accurately evaluate the measures introduced to minimize risks; provide other areas of strategic management with input concepts and procedures, and factors that strengthen the company’s organizational control infrastructure.

CEMIG is working to achieve the major risk management objective of an open environment conducive to effective communications about risks and risk management up, down and across the enterprise, so that a truly holistic, integrated, proactive, forward-looking and process-oriented approach is taken to assess all key business risks and opportunities, not only those of a financial nature. During 2008, the most important facts were that: (i) the third update of CEMIG’s Corporate Risks Matrix was initiated, considering the review of its risks position, the risks control environment and its mitigation plans in order to adapt to the regulatory changes and economic and market context, and (ii) the improvement of the Corporate Risk Matrix from the shareholder’s perspective, allowing management to understand what stakeholders see as strategic threats and to identify risks that do not exist in the Corporate Risks Matrix.

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

The next step we intend to take is to improve the Corporate Risk Management System, with the assistance of a consulting firm, by developing new products and mathematical and statistical methods used to calculate and monitor the Corporate Risks Matrix’s risk positions, thereby increasing transparency and safety in strategic decisions.

Property, Plant and Equipment and Intangible Assets

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment, including our investment in certain consortia that operate electricity generation projects, was R$14,011 million at December 31, 2008 (including ongoing construction projects). Generation facilities represented 42.2% of this net book value, transmission and distribution facilities represented 52.7% and other miscellaneous property and equipment, including telecommunication facilities and intangible assets, represented 5.1%. The average annual depreciation rate applied to these facilities was 2.5% for hydroelectric generation facilities, 3.0% for transmission facilities, 4.7% for distribution facilities, 12.1% for administration facilities, and 8.3% for telecommunication facilities. Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2008. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

Traditionally, in the Brazilian electricity sector, generation, transmission and distribution activities were conducted by a small number of companies that had always been owned of either the Federal Government or the State Government. In the past, several companies controlled by the state were privatized, in an effort to increase efficiency and competition. The previous administration, ruled by Fernando Henrique Cardoso (1995—2002), stated its objective to privatize the state-controlled part of the electricity sector, but the present administration has stopped this process, and has implemented a “New Industry Model” for the Brazilian electricity sector as set forth in Law No. 10,848, of March 15, 2004, or The New Industry Model Law.

The New Industry Model

The main objectives of the New Industry Model are to guarantee security of supply and reasonableness of rates. To guarantee supply, The New Industry Model Law requires (a) that distributors contract their entire loads, and be responsible for making realistic projections of demand requirements and (b) that the construction of new hydroelectric and thermal plants be determined in ways that best balance security of supply and reasonableness of rates. To achieve reasonable rates, The New Industry Model Law requires (a) all purchases of electricity by distributors occur by auction, based on the lowest-rate criterion; (b) contracting be through the ACR, or the Pool system; and (c) contracting of load be separated into two types of transactions which will always be by auction: (i) contracting of the electricity of the new plants, which targets expansion; and (ii) contracting of the electricity of the existing plants, which targets the existing electricity demand.

The New Industry Model creates two environments for the purchase and sale of electricity: (i) the ACR, or the Pool, which contemplates the purchase by distribution companies through public auctions of all energy necessary to supply their consumers; and (ii) the ACL, which encompasses purchase of electricity by non-regulated entities (such as Free Consumers and energy traders). Distributors will be allowed to operate only in the regulated environment, whereas generators may operate in both, maintaining their competitive characteristics.

Expansion requirements of the sector are evaluated by the Federal Government through the Ministry of Mines and Energy, or MME. In order to better organize the electric energy sector, two agencies have been created: (i) the Energy Research Company, or EPE, a state-controlled company responsible for planning the expansion of generation and transmission; and (ii) the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Eléctrica), or CCEE, a private company, which is the successor of the Wholesale Energy Market, responsible for the accounting and settlement of short-term energy sales. The CCEE is also responsible, through delegation by ANEEL, for organizing and conducting the Pool public power auctions, in which all distributors purchase energy.

The New Industry Model eliminates self-dealing, forcing distributors to purchase electricity at the lowest available prices rather then buying electricity from related parties. The New Industry Model also exempts contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before it was enacted.

The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa program,(3) Itaipu and (4) purchase and sale agreements entered into before the New Industry Model Law, are not subject to the public auctions for the supply of electricity at the Pool. The electricity generated by Itaipu, located on the border of Brazil and Paraguay, is traded by Eletrobrás and the Federal Government, through ANEEL, and determines the volumes that shall be mandatorily purchased by each distribution concessionaire. The rates at which the Itaipu generated electricity is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. Dollar/real exchange rate. Changes in the price of Itaipu generated electricity are, however, subject to a cost recovery mechanism.

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

Coexistence of two Electricity Trading Environments

Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different market segments: (1) the regulated market, or the Pool, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their consumers and (2) the free market, which encompasses purchase of electricity by non-regulated entities (such as the Free Consumers and energy traders).

The Regulated Market (the ACR or the Pool) — In the regulated market, distribution companies purchase electricity for their captive consumers through public auction regulated by ANEEL and conducted by CCEE.

Energy purchases will take place through two types of bilateral contract: (i) Energy Agreements (Contrato de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the ACR. In this case, the revenue of the generator is guaranteed and the distributor must assume the hydrological risk. However potential additional costs of the distributors are passed on to consumers. Together, these agreements comprise the energy purchase agreements in the ACR (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEAR.

Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are required to contract 100% of their projected electricity needs, unlike the 95% under the former regulatory framework.

The regulation under the New Industry Model Law stipulates that distribution companies that contract less than 100% of their total captive consumption may be subject to fines. There are mechanisms to reduce this possibility, such as the purchase of energy from other distribution companies whose energy purchases exceeded forecasted demand, or purchase energy in auctions during the year. Any remaining shortfall from 100% of total captive consumption can be bought at the spot market price and the concessionaire would be subject to a penalty payment equivalent to the shortfall multiplied by the reference value rate established by ANEEL. If a company contracts more than 103% of its captive consumption, it would be subject to price risk if it sells this energy in the spot market in the future. To reduce such price risk, a company may reduce the purchase contracts in the “existing energy” auction by up to 4% each year, and reduce those contracts due to loss of consumers that became free and are supplied by generators directly. Any surplus may be negotiated in the spot market.

According to the New Industry Model Law, electricity distribution concessionaires will be entitled to pass on to their respective consumers, in costs related to electricity purchased through public bids, limited to the equivalent of 103% of their verified annual load, as well as any taxes and industry charges related to the public bids.

The Free Market (the “ACL”) — In the free market, electricity is traded between generation concessionaires, IPPs (Independent Power Producer), self-generators, energy traders, importers of energy and Free Consumers. The free market also includes existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law.

A consumer that is eligible to choose its supplier, known as “potentially free consumer”, and that has a contract with a distribution company for an undetermined duration, may only be able to purchase electricity from other suppliers in the year following the declaration of its intention to terminate such contract, which is required to be sent to the distributor at least 15 days before the day such distributor is required to state its electricity needs for the next auction, except as otherwise provided in the contract.

Potentially free consumers are those whose demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level, so long as the supply began after July 1995. In addition, consumers with contracted demand equal to or greater than 500kW may be serviced by suppliers other than their local distribution company if they move to energy from alternative energy sources, such as wind, biomass or small hydroelectric plants.

Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion, except for special consumers, which may provide 180 days notice. This extended notice period seeks to assure that, if necessary, the distributor can purchase additional energy to supply the re-entry of Free Consumers into the regulated market. In addition, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to free consumers. State-owned generators may sell electricity to Free Consumers, but as opposed to private generators, they are obliged to do so through an auction process.

In the past, high tension consumers who purchase their electricity from distributors in the regulated market did it at a subsidized price. This subsidy, known as the “cross-subsidy,” was gradually eliminated by ANEEL, and is now terminated. The potentially free consumers are required by law to enter into separate contracts for the connection and use of the transmission or distribution lines and for the purchase of power.

Restricted Activities of Distributors

Distributors in the National Interconnected Power System (Sistema Interligado Nacional), or SIN, or the Brazilian Grid, are not permitted to (1) develop activities related to the generation or transmission of electricity, (2) sell electricity to Free Consumers, except for those in their concession area and under the same conditions and rates maintained with respect to captive consumers in the ACR, (3) hold, directly or indirectly, any interest in any other company, except interest in entities incorporated for raising, investment and management of funds necessary for the distributor or its controlled, controlling or under common control companies, corporation or partnership or (4) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers will be performed through the ACR, the so-called self-dealing, when distributors were permitted to meet up to 30% of their electricity needs through electricity that was acquired from affiliated companies, is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the New Industry Model Law. Distributors may, however, make purchases from affiliated companies if the distributor participates in the public bidding process through the ACR, and the generator that bids the lowest price is an affiliated party.

Contracts Executed prior to the New Industry Model Law

The New Industry Model Law provides that the contracts executed by electricity distribution companies and approved by ANEEL before the enactment of the New Industry Model Law will not be amended to reflect any extension in their terms or modification in prices or volumes of electricity already contracted.

Reduction of the Level of Contracted Electricity

Decree No. 5,163/04, which regulates the trade of electricity under the New Industry Model Law, allows distribution companies to reduce their CCEARs: (1) to compensate for the exit of Potentially Free Consumers from the regulated market, pursuant to a specific declaration delivered to MME, (2) by up to 4.0% per year of the initial contracted amount due to market deviations from the estimated market projections, at the distribution companies’ discretion, beginning two years after the initial electricity demand was declared and (3) in the event of increases in the amounts of electricity acquired pursuant to contracts entered into before March 17, 2004. This reduction can be made only with CCEARs of existing power plants.

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

•                  from 2007 to 2009, electricity purchases from existing facilities in the “A-1” auction is limited to 1.0% of distribution companies’ demand. If the acquired electricity in the “A-1” auction exceeds 1.0%, pass-through of costs of the exceeding portion to final consumers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities. The MME will establish the maximum acquisition price for electricity generated by existing projects;

•                  electricity purchases in “market adjustment” auctions are limited to 1% of a distribution concessionaire’s total demand (except for the years 2008 and 2009, when it will be 5%) and pass-through of costs is limited to Annual Reference Value; and

•                  if distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

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

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in accordance with the provisions under the relevant concession contracts. Each distribution company’s concession contract provides for an annual rate adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel A costs are the portion of the regular rate calculation formula, which provides for the recovery of certain costs that are not within the control of the distribution company. Parcel B costs, which are costs that are under the control of the distributors, are restated for inflation in accordance with the General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index. The average annual rate adjustment includes components such as the inter-year variation of Parcel A costs (CVA) and other financial adjustments, which compensate for changes in the company’s costs that were not previously taken into account in the rate we charged the year before. Since this inter-year variation is to reimburse changes in costs that took place in the previous year, it should not be part of next year’s annual adjustment.

Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica). Our concession agreements establish a five-year period between periodic revisions. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession and (ii) determining the X factor, which is calculated based on expected productivity gains from increases in scale, labor costs and the grid investment amount planned by the distribution company during the five-year period.

We were subject to a periodic rate revision (revisão periódica) in April 2008, and therefore an annual rate adjustment did not occur in 2008.

On April 7, 2008, ANEEL established the results of our second periodic rate revision. Based on the financial components of this rate adjustment, the rates decreased, on average, 12.24%. However the legislation that regulates the periodic revision process has changed and these results were considered provisional. For more detailed information, see “Item 5. Operating and Financial Review and Prospects—Rates.”

In addition, concessionaires of electricity distribution are entitled to extraordinary review of rates (revisão extraordinária), on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

ANEEL has also issued regulations that govern the access to the distribution and transmission facilities and establish the rate for use of the local distribution grid, or Distribution Usage Rates,  or TUSD, and the rate for the use of the transmission grid, or Transmission Usage Rates, or TUST. The rates to be paid by distribution companies, generators and Free Consumers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the revenues that are permitted of transmission concessionaires pursuant to their concession contracts. For more detailed information regarding the rate-setting structure in Brazil, see “—The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems.”

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

The Brazilian Electricity System Overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with multiple owners. The Brazilian Grid is comprised of companies in the southern, southeastern, west-central, and northeastern regions and part of the northern region of Brazil. Only 3.0% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential close to 246,695 MW, of which only 30% has been developed, according to the Energy Research Company, or EPE, and Eletrobrás.

Brazil has an installed capacity in the interconnected power system of 92.40 GW, approximately 84% of which is hydroelectric. This installed capacity includes half of the installed capacity of Itaipu—a total of 14,000 MW owned equally by Brazil and Paraguay. There are approximately 50,000 miles of transmission lines with voltages equal to or higher than 230 kV in Brazil.

Approximately 42% of Brazil’s installed generating capacity and 64% of Brazil’s high voltage transmission lines are operated by Eletrobrás, a company owned by the Federal Government. Eletrobrás has historically been responsible for implementing electric policy, conservation and environmental management programs. The remaining high voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Federal Government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Federal and State Governments. Since 1995, the Federal Government has taken a number of measures to restructure the power industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

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

•                                          The Federal Government enacted Law in 1995 that:

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

•                                          granted Free Consumers and electricity suppliers open access to all distribution and transmission systems; and

•                                          eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or “Small Hydroelectric Power Plants.”

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

•                                          the creation of the National Integrated System Operator (Operador Nacional do Sistema, or ONS), a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system; and

•                                          the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Law No 9.074 enacted on July 7, 1995.

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

Rationing and Extraordinary Rate Increases

Below average rainfall in the years preceding 2001 resulted in low reservoir levels and low hydroelectric capacity in the Southeast, Central West and Northeast regions. A program, know as the Electricity Rationing Program, that lasted from June 2001 until February 2002, was designed by Electricity Crisis Management Chamber (Câmara de Gestăo da Crise de Energia Elétrica),or GCE, to solve this problem and establish normal levels for reservoirs. As a result of the end of the rationing measures, the Federal Government terminated the GCE and created the Electricity Sector Management Committee (Câmara de Gestão do Setor Elétrico), or CGSE, as coordinator of the electricity sector revitalization measures. The General Agreement of the Electricity Sector was created to provide for compensation for rationing-related losses to generation and distribution companies in Brazil and restore the economic equilibrium of the concession agreements. An extraordinary rate increase, or RTE, applicable to final consumers would compensate both generators and distributors for such rationing-related losses. The RTE also covers financial losses from January 2001 to October 2001, resulting from those costs that are beyond the control of the distributor, referred to as Parcel A costs, as well as losses of generators incurred as a result of payment of free energy costs above the Initial Contract average price.

The National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), created a special program to finance 90% of the amounts recoverable by means of the RTE. The loans are repayable over the rate increase collection period.

In April 2003, the Federal Government, fearing that rate increases may contribute to overall inflation in Brazil, decided to delay a rate increase to which distribution companies were entitled under ANEEL resolutions to recover intra-annual variation of Parcel A costs. On November 11, 2003, the Federal Government implemented an emergency program designed to compensate distribution companies for the losses incurred due to the non-consideration of the intra-annual variation of Parcel A costs on occasion of the annual rate readjustments that took place from April 2003 to April 2004. Such program guaranteed to the applicable companies a loan from BNDES under special conditions.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL, by delegation of MME, as granting authority, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. For the renewal of existing concessions, the period is usually 20 years for distribution, 20-30 years for transmission, depending on the contract, and the period for generation depends on the contracts. An existing concession may be renewed at the granting authority’s discretion.

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

Adequate Service — The concessionaire must render an adequate service to satisfy, among other things, regularity, continuity, efficiency, safety and accessibility of the service.

Use of Land — The concessionaire may use public land or request the granting authority to declare the public interest of private real estate, so as to benefit the concessionaire. In such case the concessionaire shall compensate the affected owners.

Strict Liability — The concessionaire is strictly liable for all damages arising from the performance of its services and caused to consumers, to third parties or to the granting authority.

Changes in Controlling Interest — The granting authority must previously approve any direct or indirect change in the concessionaire’s controlling interest.

Intervention by the Granting Authority — The granting authority may intervene in the concession, by means of a presidential decree, to ensure the concessionaire’s adequate performance of services, as well as the full compliance with applicable contractual, regulatory and legal provisions in case the concessionaire fails to do so. Within 30 days after the decree date, the granting authority’s representative is required to commence an administrative proceeding in which the concessionaire is entitled to due process of law. During the term of the administrative proceeding, a person appointed by the granting authority’s decree becomes responsible for carrying on the concession. If the administrative proceeding is not completed within 180 days after the decree date, the intervention ceases and the concession is returned to the concessionaire. The concession is also returned to the concessionaire if the granting authority’s representative decides not to terminate the concession and the concession term has not yet expired.

Termination of the Concession — The concession termination agreement may be terminated through expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law and based on public interest grounds. Following the expropriation, the concessionaire is entitled to receive an indemnification, which may or may not adequately compensate investments made by the concessionaire in expropriated assets that have not been fully amortized or depreciated by the time of the expropriation. Forfeiture must be declared by the granting authority after ANEEL, or MME, has made a final administrative ruling that the concessionaire has failed to adequately perform its obligations under the concession agreement. The concessionaire is entitled to due process of law in the administrative proceeding declaring the forfeiture of the concession and can resort to the courts. The concessionaire is entitled to receive an indemnification for the investments made by the concessionaire in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts corresponding to outstanding fines and damages due by the concessionaire.

Expiration — When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to receive an indemnification for the investments made by the concessionaire in expropriated assets that have not been fully amortized or depreciated by the time of the expiration, net of special obligation.

Penalties — ANEEL’s Resolution 63, enacted on May 12, 2004, governs the imposition of sanctions against the operators in the electricity sector, defines conduct constituting violations of the law and classifies the appropriate penalties based on the nature and gravity of the violation (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). Depending on the violation, the fines can be up to two per cent of the amount invoiced by the concessionaires in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the operator to request ANEEL´s approval in case of:

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

Principal Regulatory Authorities

National Energy Policy Council—CNPE

In August 1997, the National Energy Policy Council (Conselho Nacional de Política Energética), or CNPE, was created to advise the Brazilian president regarding the development and creation of the national energy policy. The CNPE is presided over by the MME, and the majority of its members are officials of the Federal Government. The CNPE was created to optimize the use of Brazil’s energy resources and to assure the supply of electricity to the country.

Ministry of Mines and Energy—MME

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

National Electric Energy Agency—ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by MME and to respond to matters which are delegated to it by the Federal Government and or MME. ANEEL’s current responsibilities include, among others:

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

National System Operator—ONS

The ONS was created in 1998 as a non-profit private entity comprised of Free Consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters. The New Industry Model Law, granted the Federal Government the power to appoint three directors of the ONS, including the Director-general. The primary role of the ONS is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others:

•                                          planning and scheduling of the operation and the centralized dispatching of the generation in order to optimize the interconnected power system;

•                                          supervision and coordination of the electric system operation centers;

•                                          supervision and control of the national interconnected power system and the international interconnections;

•                                          retaining and managing of the electric energy transmission services and respective access conditions, as well as the ancillary services;

•                                          proposing to ANEEL the expansion and reinforcement of the basic transmission grid; and

•                                          submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber—CCEE

The CCEE replaced the Wholesale Energy Market pursuant to the new rules set forth under the New Industry Model Law. One of the main roles of the CCEE is to conduct public auctions in the regulated market, including the auction of existing electricity and new electricity. Additionally, the CCEE is responsible, among other things, for (1) registering the volume of all the energy purchase agreements within the regulated market (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEAR, and the agreements resulting from the free market, and (2) the accounting for and clearing of short-term transactions.

Under the New Industry Model Law, the price of electricity bought or sold in the spot market, known as the Price of Liquidation of Differences (Preço de Liquidação de Diferenças), or PLD, takes into account factors similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will be mainly linked to the equilibrium between the market supply and demand for electricity as well as the impact that any variation on this equilibrium may have on the optimal use of the electricity generation resources by the ONS.

The CCEE is comprised of power generation, distribution, trading agents and free consumers, and its board of directors is comprised of four members appointed by these agents and one by the MME, who is the Chairman of the board of directors.

Energy Research Company—EPE

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

The Electricity Sector Monitoring Committee—CMSE

Decree 5,175, of August 9, 2004, established the Electricity Sector Monitoring Committee, or CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring and permanently evaluating the continuity and security of the electricity supply conditions and for indicating necessary steps to correct identified problems.

Ownership Limitations

In 2000, through Resolution No. 278, ANEEL established limits, no longer in force, on the concentration of certain services and activities within the power industry. Under these limits, with the exception of companies participating in the National Privatization Program (which need only comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) may (1) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the South/Southeast/Central-West region or 35% of the installed capacity of the North/Northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (2) own more than 20% of Brazil’s distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates or (3) own more than 20% of Brazil’s trading market with final consumers, 20% of Brazil’s trading market with non-final consumers or 25% of the sum of the above percentages.

On February 6, 2007, ANEEL issued Resolution No. 252, which revoked item (1) above, and on January 8, 2008, it issued Resolution No. 299, which revoked items (2) and (3) above. These were limits on the concentration of certain services and activities within the power industry. Currently there is only one restriction: under the Brazilian Grid, a distribution company may only buy electricity from related companies or devote energy produced by itself to provide up to 30% of the energy sold to its captive consumers. A public hearing is set to discuss the development of a regulatory action to establish the limits, conditions and restrictions to the participation of economic agents in the sector of electric energy. There is no guarantee whether or not ANEEL will establish the new restrictions.

Incentives for Alternatives Sources of Power

In 2000, a Federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade), or PPT, for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The benefits granted to thermoelectric plants under the PPT include (1) guaranteed gas supply for 20 years, (2) assurance of the application of the normative value by distribution companies who purchase their electricity for 20 years, according to regulation from ANEEL, thereby assuring that costs related to the acquisition of the electricity produced by thermoelectric plants will be transferred to rates and (3) guaranteed access to a BNDES special financing program for the power industry.

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

Regulatory Charges

Global Reversion Fund and Public Use Fund—RGR and UBP

In certain circumstances, power companies are compensated for assets used in connection with a concession if this concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Fund (Reserva Global de Reversão), or RGR, designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, the RGR has been used principally to finance generation and distribution projects. The RGR is scheduled to be phased out by 2010, and ANEEL is required to revise the rate so that the consumer will receive some benefit from the termination of the RGR.

The Federal Government has imposed a fee on IPPs reliant on hydrological resources, except for Small Hydroelectric Power Plants and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público), or UBP, according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás received the UBP payments until December 31, 2002. All payments to the UBP since December 31, 2002 are paid directly to the Federal Government.

Fuel Consumption Account—CCC

Distribution companies must contribute to the Fuel Consumption Account (Conta de Consumo de Combustível), or CCC. The CCC was created in 1973 to generate financial reserves to cover elevated costs associated to the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. Each energy company is required to contribute annually to the CCC. The annual contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC, in turn, reimburses energy companies for a substantial portion of the fuel costs of their thermoelectric energy plants. The CCC is administered by Eletrobrás.

In February 1998, the Federal Government provided for the phasing out of the CCC. Subsidies from the CCC were phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and currently belonging to the Brazilian Grid. Thermoelectric energy plants constructed after that date will not be entitled to subsidies from the CCC. In April 2002, the Federal Government established that subsidies from the CCC would continue to be paid to those thermoelectric plants located in isolated systems for a period of 20 years in order to promote generation of electricity in these regions.

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Power Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. Such amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account— CDE

In 2002, the Federal Government instituted the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE was created to support the (1) development of electricity production throughout the country, (2) production of electricity by alternative energy sources and (3) universalization of energy services throughout Brazil. The CDE shall be in effect for 25 years and shall be managed by Eletrobrás.

The New Industry Model Law establishes that the failure to pay the contribution to RGR, Proinfa Program, the CDE, the CCC, or payments due by virtue of purchase of electricity in the regulated market will prevent the non-paying party from receiving a rate readjustment (except for an extraordinary revision) or receiving resources arising from the RGR, CDE or CCC.

ANEEL Inspection Charge

Energy Services Inspection Charge, or TFSEE, is an annual tax charged by ANEEL for its administrative and operational costs. The tax is calculated based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization. The TFSEE is limited to 0.5% of the annual economic benefit earned by the concessionaire, permit holder or authorized party and must be paid directly to ANEEL in 12 monthly installments.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE, attempts to mitigate the risks involved in the generation of hydrological electricity by mandating that all hydrogenerators share the hydrological risks within the Brazilian Grid. According to Brazilian law, the revenue arising from the sale of energy by generators does not depend on the energy effectively generated by them, but rather on the Assured Energy (the “Effective Power,” a reference amount of electricity established by the MME in accordance with studies conducted by the ONS, that considers the probability of long term average hydrology) of each plant, which is determined by the government in each concession agreement. Any imbalances between the power energy actually generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocated the energy, transferring surplus from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy. The volume of electricity actually generated by the plant, either more or less than the Assured Energy, is priced pursuant to a “Energy Optimization Tariff” which covers the operation and maintenance costs of the plant. This revenue or additional expense will be accounted for on a monthly basis by each generator.

Rates for the Use of the Distribution and Transmission Systems

ANEEL oversees rate regulations that govern access to the distribution and transmission systems and establish rates (i) for the use of the local distribution grid, or Distribution Usage Rates, or TUSD, and (ii) for the use of the interconnected transmission grid, or Transmission Usage Rates, or TUST. Additionally, distribution companies of the South/South-East interconnected system pay specific charges for the transmission of electricity generated at Itaipu. In recent years, the Federal Government has had a goal of improving the national transmission system, and as a result, certain transmission companies have engaged in significant expansion programs, which have been paid for by increases in transmission rates and charges. The increase in transmission rates and charges paid by distribution concessionaires are passed on to their respective consumers through Annual Rate Adjustments. The following is a summary of each rate or charge:

TUSD

The TUSD is paid by generation companies and customers for the use of the distribution system of the distribution concessionaire to which they are connected. It is reajusted annually according to an inflation index and the variation of costs for the transmission of energy and regulatory charges. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the rate in R$/kW which is set by ANEEL.

TUST

The TUST is paid by generation companies and Free Consumers for the use of the basic transmission grid to which they are connected. Its is readjusted annually according to an inflation index and the annual revenue of the transmission companies adjustment. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of TUST. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee.

Distribution

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

Parcel A costs include, among others, the following:

•                                          Regulatory Charges (RGR, CCC, CDE, TFSEE and Proinfa);

•                                          Costs of electricity purchased for resale (CCEAR, Itaipu’s Energy, PROINFA and bilateral agreements); and

•                                          Transmission’s charge (TUST, TUSD, Transport of Electricity from Itaipu, Use of Sites for Connection and ONS).

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

Each distribution company’s concession agreement provides for an annual rate adjustment (reajuste). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index, adjusted by an X Factor. Electricity distribution companies, according to their concession contracts, are also entitled to periodic revisions (revisão periódica). These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession and (2) determining the X factor, which is based on two components (i) Xa, which is a factor based on the difference between the IPCA and IGP-M inflation indexes multiplied by our total personnel costs (since our labor increases are based on the IPCA and our tariff increases are based on the IGP-M) and is set each year; and (ii) Xe, which is a factor based on our productivity gains over a five-year period and is set every five years.

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

Fair Value Measurements

On January 1, 2008, we adopted the provisions of FASB Statement No. 157, “Fair Value Measurements,” for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, we have not applied the provisions of Statement 157.

On January 1, 2009, we will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We are in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. We have considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

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

During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to consumers, due to low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales. In December 2001, electricity concessionaires in Brazil, including us, reached an industry-wide agreement with the Federal Government that provided resolution to rationing related issues as well as certain electricity rate-related issues. This agreement, known as the General Agreement of the Electricity Sector, generally allows for increased rates to be charged to electric power consumers until the amounts lost by the power generation and distribution concessionaires as a result of the rationing are recovered. The rate increases set forth in the General Agreement of the Electricity Sector intended to reimburse rationing-related losses were in effect from January 2002 to February 2008. We recorded a loss of R$349 million because this period was not long enough to collect the regulatory assets related to billing losses.

Valuation of Long-Lived Assets

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

Employee Post-Retirement Benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established post-retirement health and dental care plans and pay life insurance premiums. We account for these benefits in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions.” We have applied SFAS 132I “Employers Disclosures about Pensions and Other Post-retirement Benefits” to disclose information about pension plans and other post-retirement benefit plans and have also applied SFAS No. 158 “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.”

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

Recently Issued U.S. GAAP Pronouncements

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations,” and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”—an amendment to ARB No. 51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. The Company is currently evaluating the impact of adopting Statement 141(R) on its financial position and results of operations.

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of the FASP Staff Position, or FSP, is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008, and early adoption is not permitted. The Company is currently evaluating the provisions of this standard, but does not expect adoption to have a material impact on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment to FASB Statement No. 133. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009. The Company is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations.” EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. We do not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.

Analysis of Electricity Sales and Cost of Electricity Purchased

Electricity rates in Brazil are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See “Item 4. The Brazilian Power Industry—Rates.”

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

	Year ended December 31,
	2008	2007	2006
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	145,09	132.99	123.62
Residential rate	473.06	517.98	488.04
Commercial rate	429.12	453.66	429.50
Rural rate	241.29	268.64	260.58
Public services rate and others	301.42	313.73	288.82

Total sales to final consumers (GWh)
Industrial consumers	26,198	24,183	23,759
Residential consumers	7,164	6,813	6,647
Commercial consumers	4,423	4,111	3,851
Rural consumers	2,296	2,200	1,938
Public services and other consumers	2,810	2,738	2,666

Average rate (R$/MWh)	244.74	254.49	239.80
Total revenues (millions of R$)	10,497	10,191	9,319
Sales to distributors:
Volume (GWh)	11,162	12,755	10,914
Average rate (R$/MWh)	82.60	86.87	63.86
Total revenues (millions of R$) (1)	922	1,108	697
Electricity Purchases from Itaipu:
Volume (GWh)	9,021	12,135	12,109
Average cost (R$/MWh)	86.02	82.40	67.88
Total cost (millions of R$)	776	1,000	822

Does not include R$147million, R$26 million and R$187 million relating to energy transactions on the CCEE during 2008, 2007 and 2006, respectively.

Rates

Our results of operations in the past have been significantly affected by fluctuations in the levels of rates that Cemig Distribution is permitted to charge for the generation and distribution of electricity. The rate-setting process in Brazil has historically been influenced by government attempts to control inflation. With the restructuring of the electric power sector in Brazil that commenced in 1995 and under the terms of the renewal of the concession agreement that we signed with ANEEL in 1997, the process by which rates are set has changed to a significant degree. Electricity that Cemig Distribution distributes to captive consumers (those consumers that have demand lower than 3 MW and connected at voltage levels lower than 69 kV, including residential, commercial and some industrial consumers) is provided at rates that are adjusted and revised by ANEEL in accordance with the provisions of our concession contract. Cemig Distribution has entered into electricity supply contracts at freely negotiated rates with our Free Consumers (those consumers that have a demand of 3 MW or more of electricity at voltage levels of 69 kV or more that have chosen to become Free Consumers) that elected not to be subject to ANEEL’s rate-setting structure. Under Law No. 10,848, distribution companies are no longer allowed to enter in new contracts for sale of electricity to Free Consumers at non-regulated prices. See “Item 4. The Brazilian Power Industry—Rates.”

ANEEL has approved extraordinary rate increases designed to compensate generation and distribution companies for losses incurred as a result of the Electricity Rationing Plan. See “—Power Rationing and Government Measures to Compensate Electric Utilities.”

On April 8, 2003, we went through our first periodic rate revision, and on April 4, 2005, ANEEL, through Resolution No. 71, reconsidered such decision. The average rate adjustment applied to our rates on April 8, 2003, as part of our periodic rate review, was 31.53%. However, according to Resolution No. 71, such rate adjustment was entitled to be 44.41%. ANEEL has indicated that the rate adjustments expected for the years from 2004 to 2007 would be adjusted in order to recover the differences between the 44.41% rate adjustment we were entitled to and the 31.53% rate adjustment that was authorized. However during the last annual readjustment, in April of 2007, ANEEL postponed the recovery of the last portion we were in entitled to receive in 2007 to the April 2008 periodic rate revision.

The difference between the revenue under the 31.53% rate adjustment and the revenue that would have been earned based on the 44.41% rate adjustment was recorded by CEMIG as a deferred regulatory asset of R$133 million as of December 31, 2008, including monetary variation and accrued interest at a rate of 11.26%. See Note 4 to our consolidated financial statements.

ANEEL issued Resolution No. 626 on April 7, 2008, which established the results of our second periodic rate revision.   However these results were considered provisional since ANEEL, by public auction, had been changing the legislation regarding the revision process.  ANEEL re-issued the result of CEMIG´s second period revision based on the results of this public auction.  The final components were as follows:  (i) a 19.62% decrease in the Rate Adjustment Index; (ii) a 1.88% decrease due to intra-annual variation of fixed costs, or CVA; (iii) a 7.38% increase due to the deferred regulatory asset; (iv) a 4.29% increase due to the anticipation of subsidies on rates and; (v) a 1.35% increase due to other financial adjustments.  When considering these financial components, the rates decreased, on average, by 8.48%.  The difference between the final and the provisional rate revision between April 8, 2008 and the re-issuing on April 7, 2009 was considered in the 2009 annual adjustment. We expect to experience such rate decreases periodically as our concession contracts are regulated under a price cap regime. Through the periodic rate revisions, our productivity gains are passed on to consumers through reductions in the rates.

ANEEL issued Resolution No. 797 on April 07, 2009, which established our average annual rate adjustment of 20.81%. The components of this increase were as follows: (i) a 15.01% increase due to the Rate Adjustment Index; (ii) a 4.15% increase due to intra-annual variation of fixed costs; (iii) a 3.47% decrease due to the difference between the provisional and the final result of the second periodic revision; (iv) a 3.47% increase due to the anticipation of subsidies on rates granted to some types of consumers and (v) a 1.65% increase due to other financial adjustments. The 2008 periodic rate adjustment and the 2009 and 2007 average annual rate adjustments with their respective components are presented in the table below:

	2009	2008	2007

Average annual/periodic rate adjustment	20.81%	(8.48)%	9.43%

Components
Rate adjustment index	15.01%	(19.62)%	3.42%

Deferred regulatory asset		7.38%

Intra-annual variation of fixed costs (CVA)	4.15%	(1.88)%	0.48%

Increases in the Programa de Formação do Patrimônio do Servidor (a fund for the benefit of public employees), or PASEP, and the Contribuição para Seguridade Social (a federal social security contribution), or COFINS, taxes			3.26%

Revenue we did not achieve in 2004, as a result of the re-issuing of Resolution No. 83 on May 24, 2004, which reduced our rates			1.47%

Adjustment related to the re-issuing of the second periodic revision	(3.47)%

Anticipation of subsidies on rates	3.47%	4.29%

Other financial adjustments	1.65%	1.35%	0.80%

Power Rationing and Government Measures to Compensate Electric Utilities

Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil’s significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil’s major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures requiring reductions in electricity consumption in response to these conditions. The power rationing measures ultimately ceased on February 28, 2002.

On December 12, 2001, the Federal Government authorized the creation of the General Agreement of the Electricity Sector. The General Agreement of the Electricity Sector provides that electric power distribution and generation companies in Brazil, such as us, will be compensated for revenue losses caused by the reduction in amounts of energy sold and the purchase of energy on the CCEE, as applicable, due to the Federal Government-mandated rationing measures. Compensation is made by means of an extraordinary increase in the energy rate applicable to future power sales and companies are entitled to use this increased rate for an average period of 74 months, which ended in March 2008. See Note 4 to our consolidated financial statements.

Impact of Our Account Receivable from the State Government

We have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,801 million as of December 31, 2008. Our liquidity and net income are affected by payments made by the State Government in connection with the CRC Account. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. The CRC Account Agreement has been amended five times, as described below.

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

The Company has recorded a provision for losses on the CRC Account receivable under the Fourth Amendment of the CRC Account Agreement in the amount of R$492 million in 2008 and R$372 million in 2007 and a reversal provision for losses of R$99 million in 2006. Our estimate of future net income to calculate such provision did not take into account the new asset acquisitions foreseen in our long-term strategic plan.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. Although our electricity purchases from Itaipu are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. However, we have foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2008, we used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2008, we had entered into swap agreements in the notional amount of US$163 million and, in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar and Japanese yen variations to an interest rate calculated based on the Interbank Certificates of Deposit rate (Certificado de Depósito Interbancário), or CDI rate. See Notes 2(d), 14, 22, 24 and 25 to our consolidated financial statements.

Unbundling

In 2004, we undertook a reorganization of our corporate structure to comply with Law 10,848/04, which establishes that a distribution company may not exercise other activities such as the generation and transmission of electric energy. Two wholly-owned subsidiaries were created, Cemig Generation and Transmission and Cemig Distribution, which carry out the activities of electricity generation and transmission and electricity distribution, respectively. This process was finalized by ANEEL with respect to our distribution and transmission concessions through amendments to the existing concession contracts, and was finalized with respect to the generation concession upon ANEEL’s convocation to sign amendments to the existing generation contracts, on October 22, 2008.

Following the unbundling of CEMIG’s operations, ANEEL determined that CEMIG, Cemig Distribution and Cemig Generation and Transmission must prepare a formal ‘cooperation agreement’ and submit it for approval by ANEEL. This agreement is to govern common use of human or physical resources when they are shared by the concession holders and the division and reimbursement of costs incurred by each company. The agreement was approved on October 29, 2008, by means of ANEEL’s Dispatch No. 3924-SFF.

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

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Operating Revenues

Net operating revenues increased 4.2 % from R$9,430 million in 2007 to R$9,828 million in 2008.

	2008	% of net operating revenues	2007	% of net operating revenues	2008 versus 2007 - %
	(in millions of R$)		(in millions of R$)

Electricity sales to final consumers	10,497	106.81	10,191	108.10	3.00

Electricity sales to the interconnected power system	1,069	10.9	1,134	12.0	(5.7)

Use of basic transmission and distribution networks	1,865	19.0	1,705	18.1	9.4

Other operating revenues	241	2.4	236	2.5	2.1

Tax on revenues	(3,844)	(39.1)	(3,836)	(40.7)	0.2

Total net operating revenues	9,828	100.0	9,430	100.0	4.2

Revenues from electricity sales to final consumers increased 3.00% from R$10,191 million in 2007 to R$10,497 million in 2008 due to rate adjustments of a 5.2% increase in April 2007 and a 6.4% increase in the volume of our electricity sales to final consumers in 2008, offset by the 3.83% decrease in the average tariff in 2008, as per the reduction in the tariffs of Cemig Distribution by the Tariff Review on April 8, 2008. The TUSD charges related to the use of the local distribution network of the Free Consumers, which began to be charged separately in 2004 and recorded under the item “Use of basic transmission and distribution networks,” were R$1,266 million in 2008 compared to R$1,173 million in 2007. Electricity sales to final customers and the TUSD revenues together increased 4.6% in 2008 compared to 2007.

Electricity sales to the interconnected power system were R$1,069 million in 2008, a 5.7% decrease compared to R$1,134 million in 2007. The volume of energy sold to interconnected power system supply in 2008 was 11,162 MWh, which compares with 12,755 MWh in 2007. The average sale tariff in 2008 was R$82.60/MWh compared to R$86.87/MWh in 2007.

Income from the use of the basic transmission network increased R$160 million, or 9.4%, from R$1,705 million in 2007 to R$1,865 million in 2008. This variation arises from: (i) the July 2008 increase of 11.8% in the permitted revenue in the transmission sector from the adjustment made by applying the IGP-M inflation index over the 12 previous months; and (ii) operational startup of network expansions, resulting in the Regulator allowing a higher revenue level. Additionally there was a R$35 million reduction in revenue from the basic grid in 2007, due to the review, as per ANEEL decisions, of the annual permitted revenues linked to the new facilities of the basic grid and other transmission facilities for electricity transmission concession holders. See Note 19 to our consolidated financial statements.

Taxes on revenues were R$3,844 million in 2008, compared to R$3,836 million in 2007, and showed no significant variation. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.65%. See Note 19 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses increased 2.6% to R$7,541 million in 2008 from R$7,351 million in 2007. This increase was principally due to electricity purchased for resale, personnel expenses and employee post-retirement benefits, partially offset by a lower provision for loss on deferred regulatory assets and depreciation and amortization.

	2008	% of net operating revenues	2007	% of net operating revenues	2008 versus 2007 - %
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(2,267)	(23.1)	(2,147)	(22.8)	5.6

Use of basic transmission and distribution networks	(634)	(6.5)	(564)	(6.0)	12.4

Depreciation and amortization	(769)	(7.8)	(878)	(9.3)	(12.4)

Personnel	(1,004)	(10.2)	(884)	(9.4)	13.6

Regulatory charges	(1,024)	(10.4)	(967)	(10.3)	5.9

Regulatory liability—special liabilities	-	-	-	-	-

Third-party services	(605)	(6.2)	(550)	(5.8)	10.0

Employee post-retirement benefits	(277)	(2.8)	(140)	(1.5)	97.9

Materials and supplies	(170)	(1.7)	(148)	(1.6)	14.9

Provision for loss on deferred regulatory assets	(19)	(0.2)	(146)	(1.5)	(87.0)

Employee profit sharing	(362)	(3.7)	(455)	(4.8)	(20.4)

Other	(410)	(4.2)	(472)	(5.0)	(13.1)

Total operating costs and expenses	(7,541)	(76.7)	(7,351)	(78.0)	2.6

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás and competitive biddings. We are required under applicable regulations to purchase 17.3% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased 5.6% from R$2,147 million in 2007 to R$2,267 million in 2008. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation.” See Note 20 to our consolidated financial statements.

Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the basic transmission network are fixed costs, which increased 12.4% from R$564 million in 2007 to R$634 million in 2008. The amount reported in the income statement refers to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation.”

Depreciation and amortization expenses decreased 12.4% from R$878 million in 2007 to R$769 million in 2008. This decrease arises from the depreciation of “Special Obligations,” from April 8, 2008, the date of the second-cycle tariff review.

Personnel expenses increased 13.6% from R$884 million in 2007 to R$1,004 million in 2008. This increase was due to: (i) salary increases of 5.00% and 7.26% given to employees in November 2007 and 2008, respectively; (ii) dismissal expenses of R$50 million in 2008, under the Voluntary Dismissal Program; and (iii) lower transfer of costs from personnel expenses to works in progress (R$161 million in 2008 compared to R$179 million in 2007) due to less capital expenditure activity in 2008. See Note 30 to our consolidated financial statements.

Regulatory charges increased 5.9% from R$967 million in 2007 to R$1,024 million in 2008, primarily due to the increase of R$34 million in the fuel usage quota and an increase of R$34 million in global reserves for reversion quota. The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system. The amounts reported in the income statement related to regulatory charges refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation.”

Third-party services expense increased 10.0% from R$550 million in 2007 to R$605 million in 2008. The increase was due mainly to higher costs in 2008 related to maintenance and conservation of installations and equipment and outsourcing services.

Employee post-retirement benefits expenses increased 97.9% from R$140 million in 2007 to R$277 million in 2008.  These expenses primarily represent interest on the actuarial liabilities net of the expected return on plan assets, as estimated by an external expert.  The higher expense in 2008 arose from the adjustment to the actuarial assumptions in December 2007 and the reduction of the interest rates, used to calculate our Projected Benefit Obligation, which increased the value of the actuarial obligations.  See Note 16 to our consolidated financial statements. We recorded a provision for losses on deferred regulatory assets of R$19 million in 2008 compared to R$146 million in 2007. The provision recorded is related to the amounts that CEMIG receives from other distribution companies in connection with energy transactions on the CCEE/MAE during the Electricity Rationing Plan. These distribution companies have a limited time, as stipulated by ANEEL, to transfer the amounts owed to us. See Note 4 to our consolidated financial statements.

Employee profit sharing decreased 20.4% from R$455 million in 2007 to R$362 million in 2008. This decrease is due to a lower payment amount established under the collective labor agreements entered into by CEMIG and the labor unions in November 2008. See Note 21 to our consolidated financial statements.

Other expenses decreased 13.1% from R$472 million in 2007 to R$410 million in 2008, primarily due to R$57 million of provisions for doubtful accounts in 2008, compared to R$93 million in 2007, and R$99 million of provisions for contingencies related to labor claims and civil lawsuits in 2008, compared to R$118 million in 2007. See Note 20 to our consolidated financial statements.

Operating Income

As a result of the foregoing, we had operating income of R$2,287 million in 2008 compared to operating income of R$2,079 million in 2007.

Financial Income, Net

Financial income net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, which was extinguished on January of 2008, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had net financial income of R$17 million in 2008 compared to net financial expense of R$48 million in 2007, principally due to a 47.0% decrease in monetary restatements on deferred regulatory assets net of liabilities in 2008. This decrease mainly resulted from a reduction in assets related to the deferred rate adjustment in 2008 compared to 2007, due to receipt of values receivable into electricity energy accounts paid by clients.

Non-Operating Income

We had non-operating income of R$204 million in 2008 compared to non-operating income of R$272 million in 2007. This difference is mainly due to R$49 million recognized in 2007, as result of sale of Empresa Infovias S.A.’s equity interest in WAY TV Belo Horizonte S.A.

Income Taxes

Income taxes were an expense of R$755 million on pre-tax income of R$2,508 million in 2008, compared to an expense of R$685 million on pre-tax income of R$2,303 million in 2007. The main difference in 2008 between income tax calculated at the statutory rate and the income tax expense recorded is the tax benefit mainly due to equity in investees. See Note 5 to our consolidated financial statements.

Net Income

As a result of the foregoing, we had a net income of R$1,753 million in 2008 compared to net income of R$1,618 million in 2007.

Other Comprehensive Income (Loss)

Other comprehensive income was R$299 million in 2008 compared to other comprehensive loss of R$400 million in 2007. This variation was due to an increase in the unfunded status of post-retirement benefits in 2007, as a result of a higher increase in the projected benefit obligation compared to the increase in the plan assets in that year.

Comprehensive Income

As a result of the factors stated above, comprehensive income was R$2,052 million in 2008 compared to R$1,218 million in 2007.

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

Revenues from electricity sales to final consumers increased 9.4% from R$9,319 million in 2006 to R$10,191 million in 2007 due to rate adjustments of  7.1% increase in April 2006 (full effect in 2007) and 5.2% increase in April 2007, and 3.1% increase in the volume of our electricity sales to final consumers in 2007. The TUSD charges related to the use of the local distribution network of the Free Consumers, which began to be charged separately in 2004 and recorded under the item “Use of basic transmission and distribution networks”, were R$1,173 million in 2007 compared to R$1,122 million in 2006. This increase was due to a shift in certain industrial consumers to the category of Free Consumers in 2007. Electricity sales to final customers and the TUSD revenues together increased 8.8% in 2007 compared to 2006.

Electricity sales to the interconnected power system were R$1,134 million in 2007, a 28.3% increase compared to R$884 million in 2006. This significant increase arises primarily from the start up of the Irapé plant in the second half of 2006, a higher volume of electricity traded through contracts with electricity traders, and better prices negotiated by Cemig Generation and Transmission in 2007. We also increased our exportation of electricity to Argentina and Uruguay in 2007, providing revenue of approximately R$64 million.

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

Operating Costs and Expenses

Operating costs and expenses decreased 6.6% to R$7,351 million in 2007 from R$7,867 million in 2006. This decrease was principally due to an extraordinary expense recorded in 2006 related to a regulatory liability—special obligations in the amount of R$1,057 million and also a reduction in personnel, employee post-retirement benefits expenses and the use of the basic transmission network. The decrease was partially offset by an increase in Electricity purchased for resale, Employees profit sharing and Other expenses.

	2007	% of net operating revenues	2006	% of net operating revenues	2007 versus 2006 - %
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(2,147)	(22.8)	(1,907)	(22.1)	12.6

Use of basic transmission and distribution networks	(564)	(6.0)	(687)	(8.0)	(17.9)

Depreciation and amortization	(878)	(9.3)	(810)	(9.4)	8.4

Personnel	(884)	(9.4)	(1,046)	(12.1)	(15.5)

Regulatory charges	(967)	(10.3)	(1,031)	(11.9)	(6.2)

Regulatory liability—special liabilities	-	-	(1,057)	(12.2)	-

Third-party services	(550)	(5.8)	(475)	(5.5)	15.8

Employee post-retirement benefits	(140)	(1.5)	(245)	(2.8)	(42.9)

Materials and supplies	(148)	(1.6)	(116)	(1.3)	27.6

Provision for loss on deferred regulatory assets	(146)	(1.5)	(49)	(0.6)	198.0

Employee profit sharing	(455)	(4.8)	(210)	(2.5)	116.7

Other	(472)	(5.0)	(234)	(2.7)	101.7

Total operating costs and expenses	(7,351)	(78.0)	(7,867)	(91.1)	(6.6)

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás and competitive biddings. We are required under applicable regulations to purchase 17.3% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased 12.6% from R$1,907 million in 2006 to R$2,147 million in 2007. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation.” See Note 20 to our consolidated financial statements.

Charges for use of the basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the basic transmission network are fixed costs, which decreased 17.9% from R$687 million in 2006 to R$564 million in 2007. The amount reported in the income statement refers to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation.”

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

Regulatory charges decreased 6.2% from R$1,031 million in 2006 to R$967 million in 2007, primarily due to the decrease of R$176 million in the fuel usage quota, partially offset by an increase of R$108 million in global reserves for reversion quota. The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system. The amounts reported in the income statement related to regulatory charges refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation.”

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

Financial Income, Net

Financial income net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had net financial expense of R$48 million in 2007 compared to net financial income of R$335 million in 2006, principally due to a reduction of R$127 million on accrued interest on our account receivable from the State Government, net of provision (reversion provision) for losses recorded and mentioned in Note 3 to our consolidated financial statements, and a decrease of 22.0% in monetary restatement on deferred regulatory assets net of liabilities in 2007. This decrease is mainly due to a reduction in assets related to the deferred rate adjustment in 2007 compared to 2006 as a result of the increases in the electricity energy accounts. Additionally, there was an increase of 21.7% in the charges on loans and financings from R$529 million in 2006 to R$644 million in 2007, due mainly to the increase in our debt in 2007 compared to 2006, and also an increase of 47.4% in losses on derivative contracts to R$171 million in 2007 from R$116 million in 2006.

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

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2008 were R$1,969 million compared to R$1,784 million as of December 31, 2007 and R$1,108 million as of December 31, 2006. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2008.

Cash Flow from Operating Activities

Net cash provided by operating activities in 2008, 2007 and 2006 totaled R$2,961 million, R$2,836 million and R$2,286 million, respectively. The increase in cash provided by operating activities in 2008 compared to 2007 was due mainly to the higher net income in 2008. The increase in 2007 compared to 2006 was due primarily to the higher net income in 2007 and higher amount of taxes paid from cash in 2006. Significant non-cash items affecting earnings included depreciation and amortization expense as a result of our on-going capital improvements projects, recognition of deferred regulatory assets and liabilities, the effects of monetary variation and exchange rate variations and deferred income taxes.

Cash Flow from Investing Activities

Net cash used in investing activities during 2008, 2007 and 2006 amounted to R$1,280 million, R$1,114 million and R$2,086 million, respectively, principally relating to the acquisition of property, plant and equipment and the modernization of existing generation, transmission and distribution facilities, as well as the acquisition of an interest in Light and various transmission companies in 2006. A gain on the sale of WAY TV was recognized in 2007 in the amount of R$49 million, and investments in affiliates amounted to R$220 million, R$26 million and R$568 million in 2008, 2007 and 2006, respectively. Capital expenditures from the acquisition of property, plant and equipment amounted to R$971 million, R$1,120 million and R$1,328 million in 2008, 2007 and 2006, respectively. See “Item 4. Information on the Company—Capital Expenditures and Investments in Affiliates” for more detail regarding how these capital expenditures were applied by us.

Cash Flow from Financing Activities

Net cash used by financing activities during 2008 was R$1,496 million, comprised of the repayment of R$807 million of real and foreign currency-denominated long-term financing and the payment of R$865 million in dividends and interest on capital, partially offset by R$176 million in proceeds from long-term financings.

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

Our indebtedness from loans, financings and debentures as of December 31, 2008 was R$6,511 million, composed of R$5,314 million of long-term debt and R$1,197 million of the current portion of long-term debt. This compares with indebtedness from loans, financings and debentures as of December 31, 2007 of R$6,814 million, composed of R$5,873 million of long-term debt and R$941 million of the current portion of long-term debt. Of our long-term debt (including the current portion) at December 31, 2008, R$445 million was denominated in foreign currencies (R$315 million of which was U.S. dollar-denominated) and R$6,066 million was denominated in reais. Of our total indebtedness from loans, financings and debentures of R$6,511 million as of December 31, 2008, R$5,787 million is subject to variable interest rates. See Notes 14 and 25 to our consolidated financial statements.

We are committed to lengthening our debt profile through long-term financing vehicles at low interest rates, the maturities and obligations of which are compatible with the nature of our business, which is capital-intensive. We seek to balance the proportions of short and long-term financings and not to increase our exposure to short-term rates, nor undergo any liquidity pressures. Through this policy, we have succeeded in continually improving our credit ratings, reducing our cost of capital and improving our debt profile. Our principal form of funding is through issuance of debentures and issuance of medium-term notes (known in Brazil as “commercial paper”), the latter being most used for meeting short-term obligations.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios.  These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil.  These and other covenants could limit our ability to support our liquidity and capital requirements. The Company is in compliance with all its debt covenants in December 31, 2008. Given the current portion of our financings in the amount of R$1,197 million due in 2009, we need funds in the short term to pay and refinance these obligations. For this reason, we plan to refinance our debt in 2009 to lengthen maturities. We cannot assure you that we will successfully consummate this refinancing.

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

We currently plan to make capital expenditures related to our property, plant, and equipment of approximately R$970 million in 2009. We disbursed a total of R$170 million under our capital expenditure program in the first quarter of 2009 and have commitments to fund substantially all of the remaining R$800 million. The principal uses of these capital expenditures are expected to be for expansion of our distribution infrastructure and increases in our generation capacity. We also have committed R$820 million to announced investments in affiliates in 2009. In addition, we have announced the acquisition of Terna, which, when approved by the relevant regulatory bodies and financial institutions, will represent an investment of more than R$3.0 billion. See “Item 4. Information on the Company—Recent Developments.” In 2008, we funded our capital expenditures and investments in affiliates and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures, investments in affiliates, and acquisitions and meet our other liquidity requirements in 2009 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

In 2008, we spent R$7 million for R&D. Nevertheless, R$18.6 million has been transferred to the Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT, a federal research and development fund; and R$9.2 million has been transferred to Empresa de Pesquisa Energética, or EPE (the federal power planning company). During the years ended December 31, 2008, 2007 and 2006, we spent an aggregate of R$24.3 million, on research and development projects, and we transferred an aggregate of approximately R$67.3 million to FNDCT during that time. We expect to spend a total of approximately R$85.8 million on research and development in 2009. We conduct these efforts in accordance with Federal law, which requires Brazilian power utilities to spend at least 1% of their net revenue on research and development projects and energy efficiency programs (including transfers to FNDCT and EPE), as well as in accordance with our strategic corporate plans.

In accordance with ANEEL instructions, we recorded a liability in 2008 for future expenditures on research and development programs and energy efficiency programs in the amount of R$58.8 million relating to amounts that had already been included in the determination of our tariffs in 2008.

We have dedicated a substantial portion of our research and development activities to the development of the use of alternative energy sources, including wind, solar and biomass power generation.

We implemented the Strategic Technology Management Center (Centro de Gestão Estratégica de Tecnologia — CGET), an independent nonprofit entity whose partners are subsidiaries of CEMIG. In 2008, CGET executed about 36 scientific and technological agreements with universities, research centers and the equipment industry, to support the implementation of our research and development projects.

Trends

The purchase of energy from the Itaipu Power Plant constituted approximately 32% of the captive load of Cemig Distribution in 2008. To meet the 68% remaining energy needs of Cemig Distribution in 2008, we bought energy through our bilateral contracts (6%) and through contracts in the ACR (48%), received energy from the Proinfa program (1%), and bought from the spot market on CCEE. For more details about the energy purchased from Cemig Distribution in the ACR, see “Item 4. Information on the Company—The Brazilian Power Industry—The Regulated Market (the ACR or the Pool).”

As a public service utility, we are subject to regulations issued by the Federal Government as described in “Item 4. Information on the Company—The Brazilian Power Industry.” Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue if the change relates to prices or with respect to our operating expenses if the change relates to costs incurred to provide service to consumers.

We do not anticipate any significant change in revenues with respect to the transmission and distribution businesses since the regulation in place meets the plans of the Federal Government administration.

The rate readjustment was applied differently to different client categories with industrial clients having higher readjustments than residential clients. For more information, see “Item 4. Information on the Company—Brazil’s Energy Market—Rates” and “Item 4. Information on the Company —The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems.” This difference in application may have an impact on sales volume growth in the future since large industrial clients tend to develop co-generation projects to supply energy to themselves at a lower cost. We are taking steps to mitigate this impact through the connection of new clients of different categories as well as clients based in other states. In the coming years, we expect electricity consumption to grow toward the pre-rationing level based on an assumption that economic activity in Brazil will continue to grow. However, there can be no assurance that this will occur.

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

With respect to expansion, we believe that the extension of electricity services to all potential clients represents a significant trend in our industry. Utilities are currently required to provide service to all potential clients according to a schedule established by ANEEL. Pursuant to Federal Law No. 10,438 of April 26, 2002, as amended, and the relevant ANEEL resolution, financing for this extension of electricity services is to come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR. According to the Light for All (Luz para Todos) Program, launched by the MME and Eletrobrás to promote extension of electricity services in rural areas, in its second phase, 31% of the necessary funds will come from the CDE, 26.6% from the RGR, 26.2% from the State Government and the remaining 16.2% from CEMIG. For further discussion of the Light for All program, see “Item 4. Information on the Company—Distribution and Purchase of Electric Power—Expansion of Distribution Capacity.”

An important project that CEMIG invests in is the Minas PCH Program. This project aims to build dozens of Small Hydroelectric Power Plants in the State of Minas Gerais, and will guarantee a diversified and higher energy supply for the growth of the regional economy.

Another highlight in new investment in distribution is the Cresce Minas program. This program is running from 2006 to December 2009 and will provide infrastructure and improvements to the electricity distribution system throughout Minas Gerais to improve the quality of electricity supply and adapt it to the new conditions of the market.

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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2008, about our contractual obligations and commitments in millions of reais.

	2009	2010	2011	2012	2013	2014	2015 and beyond	Total
Long-Term debt (1)	1,197	739	812	967	1,085	886	825	6,511
Derivative financial instruments (“swaps”)	49	12	11	11	11	-	-	94
Purchase of Electricity from Itaipu (2)	860	918	947	979	1,014	1,029	4,127	9,874
Transportation of Electric Power from Itaipu (2)	67	72	75	77	83	-	-	374
Pension Plan Debt—Forluz	75	78	68	63	41	44	573	942
“Luz para todos” (Light for All) Program	157	250	-	-	-	-	-	407
Regulatory Investments	677	474	422	419	-	-	-	1,992
Concession Granted (3)	2	2	2	7	15	15	313	356
Electricity Power Purchase (4)	1,966	2,755	3,660	4,187	4,291	4,615	22,974	44,448
Total	5,050	5,300	5,997	6,710	6,540	6,589	28,812	64,998

(1)           In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. These amounts do not include interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$623 million in interest payments on debt in 2009. Interest payments on debt for years following 2009 have not been estimated since they are subject to future variations in variable interest rates and foreign currency exchange rates. We do not believe projections of interest payments and payments under interest rate swap agreements would be meaningful.

(2)           Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2008.

(3)           In obtaining the concessions for construction of some generation projects, Cemig Generation and Transmission undertook to make payments to the concession-granting power, over the period of validity of the contract, as compensation for commercial operation.

(4)           It includes spot market, purchases through auctions and bilateral agreements

Item 6.           Directors, Senior Management and Employees

Directors and Senior Management

CEMIG is managed by our Board of Directors, which has 14 members, each with his or her respective substitute member, and by our Executive Board, which consists of nine Chief Officers. Since it is the majority stockholder, the government of the State of Minas Gerais has the right to elect the majority of our Board of Directors and can thus control the decisions of the Board’s meetings. Every holder of CEMIG common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any stockholder holding at least 5% of our common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of our Board of Directors and gives the stockholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

Under the Brazilian Corporate Law, holders of preferred shares representing at least 10% of our voting capital, and also holders of common shares representing at least 15% of our registered capital (other than the controlling stockholder) have the right to appoint a member of the Board of Directors and his or her respective substitute member. If none of the holders of common shares or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of our registered capital may combine their holdings to appoint a member of the Board of Directors, and his or her respective substitute member.

CEMIG and its wholly-owned subsidiaries Cemig Generation and Transmission and Cemig Distribution all have the same Board of Directors, Fiscal Council and Executive Board, except that, in relation to the wholly-owned susbsidiaries’ Executive Board, only Cemig Distribution has a Chief Distribution Sales Officer, and only Cemig Generation and Transmission has a Chief Generation and Transmission Officer.

Board of Directors

Our Board of Directors normally meets once every two months. Its responsibilities include setting the corporate strategy, general orientation of our businesses and election, dismissal and monitoring of our Chief Officers.

Each member of the Board of Directors has a substitute member, elected in a General Meeting of Stockholders in the same manner as the member. The substitute members act as replacements for their respective members whenever the members are not available to carry out their normal functions as members, or when there is a vacancy on the Board of Directors, until the appointment of a replacement member to fill the vacancy. No member of the Board of Directors, and no substitute member, has any employment contract with our Company or any subsidiary that provides for any benefit in the event of rescission of the employment contract.

The members of our Board of Directors are elected for a period of three years, and may be re-elected. The complete body of members is elected every three years. Our Board of Directors is made up of 14 members, of whom eight are elected by the government of the State of Minas Gerais, five by Southern Electric Brasil Participações Ltda., or Southern, and one by the holders of preferred shares. The periods of office of the present members of our Board of Directors expire in April 2012. The names, positions and dates of original appointment of our present board members and their respective substitute members are as follows:

Name	Position	Date of original appointment
Sérgio Alair Barroso	Chairman	March 5, 2009
Paulo Sérgio Machado Ribeiro	Substitute Member	April 25, 2008
Djalma Bastos de Morais	Vice-Chairman	January 14, 1999
Lauro Sérgio Vasconcelos David	Substitute Member	April 28, 2006
Francelino Pereira dos Santos	Board Member	February 27, 2003
Luiz Antônio Athayde Vasconcelos	Substitute Member	February 27, 2003
Antônio Adriano Silva	Board Member	January 14, 1999
Marco Antonio Rodrigues da Cunha	Substitute Member	February 27, 2003
João Camilo Penna	Board Member	April 25, 2008
Guilherme Horta Gonçalves Junior	Substitute Member	February 27, 2003
Britaldo Pedrosa Soares (1)	Board Member	April 25, 2008
Jeffery Atwood Safford (1)	Substitute Member	April 25, 2008
André Araújo Filho (1)	Board Member	April 25, 2008
Andréa Leandro Silva (1)	Substitute Member	May 7, 2004
Roberto Pinto Ferreira Mameri Abdenur (1)	Board Member	April 25, 2008
Clarice Silva Assis (1)	Substitute Member	July 24, 2008
Evandro Veiga Negrão de Lima (1)	Board Member	April 28, 2006
Maria Amália Delfim de Melo Coutrim (1)	Substitute Member	April 25, 2008
Thomas Anthony Tribone (1)	Board Member	July 24, 2008
José Castelo Branco da Cruz (1)	Substitute Member	April 25, 2008
Eduardo Lery Vieira	Board Member	May 28, 2003
Kleber Antonio de Campos	Substitute Member	March 05, 2009
Maria Estela Kubitschek Lopes	Board Member	February 27, 2003
Fernando Henrique Schüffner Neto	Substitute Member	June 22, 2007
Alexandre Heringer Lisboa	Board Member	February 27, 2003
Franklin Moreira Gonçalves	Substitute Member	February 27, 2003
Guy Maria Villela Paschoal (2)	Board Member	April 25, 2008
Cezar Manoel de Medeiros (2)	Substitute Member	April 29, 2009

(1)     Elected by Southern.

(2)     Elected by the preferred shareholders.

Below is some brief biographical information about each member of the Board of Directors:

Sergio Alair Barroso — Mr. Barroso has a degree in economics from São Lucas University (São Paulo); a master’s degree in international economics from the University of Boston (USA); and specializations in business administration from the University of Michigan (USA) and management of executives from Columbia University (USA) and the Getúlio Vargas Foundation (São Paulo). He is a former chairman of the Board of Directors of Fosfertil, Ultrafertil and Fertifos. He works as a consultant and is a partner in ventures in the areas of agribusiness, social responsibility and environmental investments.

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

João Camilo Penna — Mr. Penna earned his degree in engineering in 1948 from Minas Gerais Federal University (UFMG). He was a works engineer with CVRD from January 1949 to April 1951; Planning and Works Officer at CEMIG from May 1951 to March 1961; and Technical Director of CEMIG from March 1961 to March 1967. He was Chairman of CEMIG from March 1967 to March 1975. He served as Finance Secretary of Minas Gerais State in the governments of Aureliano Chaves and Oznam Coelho from March 1975 to March 1979, as Brazil’s Trade and Industry Minister in the Figueiredo government from March 1979 to August 1984, and was Chairman of Furnas Centrais Elétricas from May 1985 to August 1989. During these same periods he was interim Administration Secretary of Minas Gerais State, a Member of the National Monetary Council (CMN), member of the Board of Directors of Eletrobrás, Vice-Chairman of the Brazilian Technical Standards Association, Director of the Large Dams Committee, and of the Brazilian Group for the World Energy Conference. From 1990 he was a consultant and member of boards of organizations such as Mannesmann, the Dom Cabral Foundation, Copersucar, Companhia Siderúrgica do Pará, Companhia Força e Luz Cataguazes-Leopoldina, Biobrás, Copasa, and the Minas Gerais Industries’ Federation (Fiemg). From 1984 to 1992 he was a member of the Board of Directors of Itaipu Binacional, and Chairman of the Board of the Horizontes Institute at Atech—Sivam. At Coopers and Lybrand, he was president of the Supervision Committee of the Brazilian Industry Competitiveness Study. In 2002 he was Consultant in the preparation of the study “Minas Gerais in the 21st Century”, an initiative of the Minas Gerais Development Bank (BDMG); and President of the organization “Economy and Energy—E&E.” He was a member of the President of the Republic’s Ethics Committee, from September 2000 to March 2005, and from April 2004 to April 2005 was a member of the Public Ethics Committee of the Minas Gerais State government.

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

André Araújo Filho — Mr. Filho received a law degree from Mackenzie Law Faculty in 1968, with postgraduation in Labor Law from the Getúlio Vargas Foundation. He studied in the Global Leadership course at the International Strategic Studies Center at Georgetown University, Washington DC, and has published 3 books: A Escola do Rio—Fundamentos Políticos da Nova Economia Brasileira, pubished by Editora Alfa Omega, in 1998; Mercados Soberanos—Globalização, Poder e Nação, pubished by Editora Alfa Omega, in 1999; and Moeda e Prosperidade—O Impasse do Crescimento na Política de Estabilização, pubished by Editora Top Books, in 2005. He was Treasury Director of The Brazilian Household Appliances Industry Association (Abinee) for three periods of office, from 1974 to 1983, and First Treasurer of the National Houshold Appliances Manufacturers’ Association (Sinaees) from 1974 to 1985, also for three periods of office. He was Chairman of Emplasa, Empresa de Planejamento Metropolitano da Grande São Paulo S.A., in 1994; Financial Director of Prodam—Companhia de Processamento de Dados do Município de São Paulo, in 2000; and from 1972 to 1983 was Financial Director and CEO of Búfalo Motores S.A.

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

Thomas Anthony Tribone — Mr. is the founder and currently CEO of the Guggenheim Global Infrastructure Company. As a former Executive Vice-president of AES Corporation, he took part in the initial project that brought AES into being, and has extensive experience in operations and transactions in the electricity and infrastructure sectors. He has also been a member of the management of Atlantic Richfield Company. He has a degree in chemical engineering from Case Western Reserve University, and an MBA degree and a law degree from Duquesne University.

Eduardo Lery Vieira — Mr. Vieira earned his Mechanical Engineering degree from Pontifical Catholic University of Minas Gerais in 1976, with postgraduate studies in Management from IBMEC Business School and Economical Engineering from Dom Cabral Foundation. He worked at the Development Bank of Minas Gerais, or BDMG, from 1976 to 2003 in various positions, such as, trainee, engineer and manager. He was Under Secretary of Industry, Trade and Services of the State Secretary of Economic Development from 2003 to 2005. In 2005 he was appointed as director of the Minas Gerais Institute for Integrated Development, or INDI, and in July 2007 he assumed responsibility as the President of INDI.

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

Guy Maria Villela Paschoal — Mr. Villela Paschoal, holds a degree in mechanical and electrical engineering from the Federal University of Minas Gerais (UFMG). He is a former Chairman of CEMIG’s Board of Directors and has worked as an employee of CEMIG for 28 years.

Board of Executive Officers

Our Executive Board is responsible for putting into effect the decisions of our Board of Directors and for day-to-day management. The Members of the Executive Board, the Chief Officers, have individual responsibilities established in the by-laws and hold their positions for a period of office of three years. The period of office of the present Chief Officers expires in April 2012. The Chief Officers are elected by our Board of Directors. Usually, ordinary meetings are held at least twice per month, with extraordinary meetings held whenever called by the Chief Executive Officer, or CEO, or by two Chief Officers other than the CEO.

The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of original appointment

Djalma Bastos de Morais	Chief Executive Officer (CEO)	January 14, 1999
Arlindo Porto Neto	Deputy CEO	January 20, 2009
José Carlos de Mattos	Chief New Business Development Officer	January 9, 2007
Luiz Henrique de Castro Carvalho	Chief Generation and Transmission Officer	August 18, 2008
Fernando Henrique Schüffner Neto	Chief Distribution and Sales Officer	August 18, 2008
Luiz Fernando Rolla	Chief Officer for Finance, Investor Relations and Control of Holdings	January 9, 2007
Marco Antonio Rodrigues da Cunha	Chief Corporate Management Officer	January 9, 2007
Bernardo Afonso Salomão de Alvarenga	Chief Trading Officer	April 27, 2007
José Carlos de Mattos	Chief Officer for the Gas Division	February 12, 2009

Below is brief biographical information about each member of the Executive Board.

Djalma Bastos de Morais — For biographical information regarding Mr. Morais, see “— Board of Directors.”

Arlindo Porto Neto — Mr. Porto Neto has a degree in Business Administration and Accounting from the Federal University of Uberlândia. Since 2004 he has been Vice President of the Minas Gerais Economic Development Company, or Codemig. He was Senator for the State of Minas Gerais from 1995 to 2003 and Brazil’s Minister of Agriculture and Supply from 1996 to 1998. From 1991 to 1994 he was Deputy Governor of the State of Minas Gerais. From 1983 to 1988 he was Mayor of Patos de Minas.

José Carlos de Mattos — Mr. Mattos has a degree in literature from the Central University of Belo Horizonte. He is currently CEO of Gasmig. From 2004 to 2007 he was CEO of Previminas, the Social Security Foundation of the State of Minas Gerais. In 2003 and 2004 he was Financial Director of Codemig. From 1983 to 1992 he was Regional Superintendent of the Federal Savings Bank (Caixa Econômica Federal) in the states of São Paulo, Rio de Janeiro and Minas Gerais, and was also Financial Director of the Federal Savings Bank from 1992 to 1994. During the same period of 1992 to 1994, he was also a Director of Biape, the Inter-American Savings and Loan Bank. In 1995 and 1996 he was Vice President of Bemge, the state bank of Minas Gerais. He was appointed CEMIG’s Director for Planning, Projects and Construction in January 2007.

Luiz Henrique de Castro Carvalho — Mr. Castro holds a degree in electrical engineering from the Federal University of Minas Gerais (UFMG), with post-graduate work in Systems Analysis, specializing in Mainframe Support, in 1983, and an International Executive MBA in Business Management and Information Technology from the Getúlio Vargas Foundation (FGV) in 2000. Mr. Castro began his career in the Research and Development Center of Telebrás as an electrical engineer from 1983 to 1984 and joined CEMIG as a Support Analyst in the Software and Support Group in 1984. He has held the following positions at CEMIG: Group Leader in the IT User Support Division, Joint Head of the IT User Support Division, Assistant in the IT Support Department, Manager of the IT User Support Division, Superintendent of Telecommunications and IT, Superintendent of Material, Logistics and Services, Assistant to the President of Gasmig, and Substitute Member of the Board of Directors of CEMIG. Other positions he holds in the CEMIG group include: Director of Horizontes Energia S.A., Member of the Board of Directors of Central Termelétrica de Cogeração S.A., and Substitute Member of the Board of Directors of CGET (Strategic Technology Management Center) and Central Hidrelétrica Pai Joaquim S.A. He has also been Administrative Director of the CEMIG Employees’ Investment Club (CLIC) from 1999 to 2003, Social Action Director of the Minas Gerais Information Technology and Telecommunications Users’ Association (SUCESU-MG) from 2000 to 2002, and President of the CEMIG Inter-Management Association (AIC) from 2005 to 2007.

Fernando Henrique Schüffner Neto — Mr. Schüffner received his degree in electrical engineering from PUC University of Minas Gerais in 1982, a master’s degree from Unicamp in 1984 and an MBA from Ibmec in 2000. After working in university research, he joined CEMIG in 1985, working as a manager and regional administrator before becoming, successively, General Planning and Coordination Manager for Distribution, Expansion of Distribution, and Expansion of the Distribution Market. He then became Executive Coordination General Manager for the Light for Everyone (Luz para Todos) Program of CEMIG. He has spoken at many conferences at universities and published numerous scientific articles between 1983 and 2005, ranging from a work on topologies of switching circuits in 1983 to co-authorship of “Fuzzy Preference Relations and Multiobjective Decision Making” presented at the Fourth IEEE International Workshop on Soft Computing as Transdisciplinary Science and Technology, in Muroran, Japan, in May 2005. His works presented at international congresses include three papers on induction motor control. Courses in which he has participated include the Amana Key APG management course in São Paulo in 2004. He was elected Chief Generation and Transmission Officer of CEMIG in January 2007 and, on August 18, 2008, was elected Chief Distribution and Sales Officer.

Luiz Fernando Rolla — Mr. Rolla joined CEMIG in 1974. Mr. Rolla earned a degree in electrical engineering from the Federal University of Minas Gerais in 1974, having finished several specialization courses. He became CEMIG’s Investor Relations Manager in 1986 and was appointed Chief Financial and Investor Relations Officer in January 2007. As CEMIG’s Investor Relations Manager, Mr. Rolla was responsible for the formulation and implementation of CEMIG’s investor relations strategy beginning in 1986, including the structuring of the Level I and II ADR programs in 1993 and 2001, share sale transactions, prospectuses, investor presentations, roadshows, CVM registrations, detailed corporate governance matters, shareholders’ meetings, shareholder services, the Annual Report, our website, earnings releases and conference calls, market analyst meetings, and presentations at many of the most important emerging markets conferences in the last 15 years. In his 33 years with the Company he has also been involved in other responsibilities including coordination of long-term planning, structured company-wide budget control and cost analysis, project finance transactions, and negotiation of important debt rollover contracts and issues. Recognition of Mr. Rolla’s wide experience and present outstanding status in Brazilian investor relations includes Apimec’s “Best IR Professional” in 1999 and 2005; “Best Brazilian IRO” from IR Magazine in 2006; Honorable Mention in IR Magazine’s “Best Latin American IRO” in 2004, naming of CEMIG as “Best Listed Company” by Apimec in 2006; recognition by Abrasca for “Best Annual Report” in 2005; and “Best Presentation of 2006” by the Apimec organizations of both São Paulo and Rio Grande do Sul.

Marco Antonio Rodrigues da Cunha — Mr. Rodrigues da Cunha obtained a degree in civil engineering from Minas Gerais Federal University in 1978, with later specialization in structures and transportation, and in engineering valuation, accounting, and economics. He has subsequently gained numerous qualifications in quality management, finance, accounting and related subjects. Among university lecturing activities, has given a course in Creation of Companies and Business at Una University since 2001. He joined BDMG (the Minas Gerais State Development Bank) in 1978, working in assessment of public projects, including major infrastructure development projects. He served as President of the Employees’ Association from 1998 to 1990, and Manager of the Financial Division from 1988 to 1991. From 1988 to 1990 he was also President of the National Association of Official Banks’ Representative Associations. From 1991 to 1995 he was chairman of Minas Gerais Silos and Warehouses Company, the public-sector company coordinating the state’s farming infrastructure facilities, and from 1995 to 1999 was Chairman of INDI — the Minas Gerais Development Institute — which provides support for numerous important industrial development projects in the State of Minas Gerais. During this time he negotiated international missions to Spain, France, Belgium, Holland, Canada, Argentina, Korea, Japan, and the USA to promote cooperation with Minas Gerais industry. He returned to the BDMG in 1999 to handle development planning, coordinating the state’s economic and social development budgeting, and other important strategic studies. He was appointed Chief Corporate Management Officer of CEMIG in January 2007.

Bernardo Afonso Salomão de Alvarenga — Mr. Alvarenga earned a degree in electrical engineering from Minas Gerais Federal University in 1978, and an MBA from the Getúlio Vargas Foundation in 2001. He joined CEMIG in 1980, and worked in operational and pre-operational sales, sales to transmission consumers, and large client operational sales, before becoming our Sales Superintendent for Large Clients from 1998 to 2001, and for corporate clients from 2001 to 2005. From March 2006 to April 2007, he was our Superintendent for Wholesale Electricity Purchases and Sales, and in April 2007 he was appointed our Chief Trading Officer. Mr. Alvarenga has been involved in several strategic projects at CEMIG, including the pioneering system for differentiated tariffs based on the season and time of day, from 1980 to 1982. His renegotiations in 1998 with industrial clients in default resulted in defaults being brought to near-zero, improving CEMIG’s financial position and resulting in the acquisition of several small hydroelectric plants and one thermal plant.

Compensation of Directors and Executive Officers

For the year ended December 31, 2008, the aggregate amount of compensation, including pension and other retirement benefits, that we paid to all directors and executive officers was approximately R$6.5 million.

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

The current members of the Fiscal Council, and their Substitute members, all whose terms expire on April 30, 2010, are as follows:

Name	Position	Date of initial appointment

Luiz Guarita Neto	Member	February 27, 2003
Aristóteles Luiz Menezes Vasconcellos Drummond	Member	April 27, 1999
Luiz Otávio Nunes West (1)	Member	April 27, 1999
Thales de Souza Ramos Filho	Member	February 27, 2003
Vicente de Paulo Barros Pegoraro (2)	Member	April 29, 2009
Ari Barcelos da Silva	Substitute Member	April 29, 2005
Marcus Eolo de Lamounier Bicalho	Substitute Member	February 27, 2003
Leonardo Guimarães Pinto (1)	Substitute Member	April 26, 2007
Aliomar Silva Lima	Substitute Member	February 27, 2003
Newton de Moura (2)	Substitute Member	April 29, 2009
(1) Elected by Southern.
(2) Elected by the holders of the preferred shares.

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

Employees

As of December 31, 2008, we had 10,422 employees, of which 265 were at management level, and we had an average of 353 temporary employees. As of December 31, 2007 we had 10,818 employees, of which 236 were at the management level, and we had an average of 225 temporary employees. As of December 31, 2006, we had 10,658 employees, of which 180 were at the management level, and we had an average of 111 temporary employees. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2008	December 31, 2007	December 31, 2006
Managers	265	236	180
Professional staff	1,398	1,427	1,451
Operational technical staff and office employees	8,759	9,155	9,027
Total	10,422	10,818	10,658

In 2008, 6 employees were hired and 402 employees left the Company.

Unions

Once a year we hold collective negotiation meetings with the unions that represent our employees. The resulting contract remains in effect for the subsequent 12-month period beginning on November 1. About 13 years ago, CEMIG ceased to follow the previous market practice in Brazil of automatically adjusting salaries based on inflation.

In December 2008, after wide-ranging discussion of all the terms and conditions with the union entities that represent our employees, we completed the annual collective wage agreement for the period from November 1, 2008 to October 31, 2009. The resulting collective agreement established an increase of 7.26% for all salaries, effective November 1, 2007. It also established an extraordinary distribution of amounts under the profit sharing program totaling 4.67 times the value of the monthly remuneration of each employee, which was paid in December 2008.

In December 2007, we completed the annual collective wage agreement for the period from November 1, 2007 to October 31, 2008, after wide-ranging discussion of all the terms and conditions with the union entities that represent our employees. The resulting collective agreement established an increase of 5.0% for all salaries, effective November 1, 2007. It also established an extraordinary distribution of amounts under the profit sharing program totaling 6.4 times the value of the monthly remuneration of each employee, plus an individual amount of R$1,000, which was paid in December 2007.

In the collective agreement for 2007 and 2008, it was established that the employees hired after November 1, 2007 would not be entitled to the “Maria Rosa” special bonus of 16.67% in addition to their base salary.

In the first half of 2007, we signed two collective agreements dealing exclusively with subjects related to union organization, one allowing access to our facilities, and the other allowing sector meetings to be held on our premises.

We have not experienced any material labor unrest in the last six years. On November 20, 2008, 10% of the employees participated in an eight hour work stoppage during the collective agreement negotiations for 2008/2009. In 2007, four work stoppages did occur during the collective agreement negotiations for 2007/2008: for eight hours on October 24, 2007; for eight hours on October 31, 2007; for eight hours on November 1, 2007; and for eight hours on November 28, 2007. Few employees participated in the work stoppages, and these stoppages did not have any negative effects on us. We cannot predict what effect, if any, future litigation under the labor laws may have on our operating results or our financial condition.

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

Under a program referred to as the “Anuênio,” CEMIG provides its employees hired on or before October 31, 2005 with an annual 1% increase in monthly base salary for each year of employment with CEMIG, up to a limit of 35 years. Based on an agreement with our labor unions, on April 27, 2006, CEMIG offered each of its employees hired on or before October 31, 2005 an up-front payment in exchange for the relinquishment by the employee of his or her rights to the Anuênio. Under the terms of this offer, CEMIG pays the employee an amount equal to (i) an estimate of the future amounts to be paid to the employee under the Anuênio, but based on the number of years remaining for the employee to complete his or her contributions to the National Social Security Institute, or INSS, rather than the remaining years to reach up to the limit of 35 years under the Anuênio, (ii) multiplied by a 12% discount rate and (iii) reduced by the application of a variable reduction factor stipulated by the Company for each individual employee. The total amount paid to our employees as a result of this offer was approximately R$178 million.

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

•             The collective labor agreement signed in 2008 added flexibility to the clause that previously guaranteed a minimum headcount of 10,000 employees; now allowing this number to be as low as 9,000. It also permitted the Company to employ less than 9,000 people, provided that this reduction arises from employee enrollment into the Voluntary Retirement Program or the Voluntary Dismissal Program, dismissals (rescission of the employee contract) for just cause, rescissions of the employment contract at the employee’s initiative or by joint agreement, and retirement.

Profit Sharing Plan

In 1995, we established a profit-sharing program for employees in accordance with the applicable Brazilian labor legislation. Under this program, we may not contribute an amount to the employee profit sharing plan that is in excess of 25% of the total dividends proposed for that year. In 2008, the payment of employees’ profit shares, including mandatory charges and payments based on payroll, totaled R$362 million and were paid in December. In 2007, payment of employees’ profit shares, including the mandatory charges and payments based on payroll, totaled R$455 million.

Benefits

As of January 1, 2003, we implemented changes to our existing employee health care plans. The changes are a result of an agreement we entered into with our employees’ labor unions, most of which are represented by Sindieletro. The changes modified the contributions that we, our employees and our retirees are responsible for and the types of benefits covered by each plan. As of December 31, 2008, a total of R$125 million was paid in benefits to employees, consisting of pension plan contributions and assistance benefits.

Voluntary Retirement Program

In March 2008, CEMIG implemented a Voluntary Retirement Program, which sets the rules and conditions applicable to free and voluntary rescissions of employment contracts by employees, and also criteria applicable to specific situations of employees who meet certain requirements for retirement. Employees who opt for the Voluntary Retirement Program receive a payment equal to three times their monthly salary and leave the Company a maximum of 90 days after opting for the program. In 2008, 486 employees accepted the terms of our Voluntary Retirement Program.

Voluntary Dismissal Program

In April 2009, CEMIG implemented a Voluntary Dismissal Program, starting in April 2009 and ending in June 2009, which sets rules and conditions applicable to free and voluntary rescission of employment contracts by employees, and also establishes criteria applicable to employees who meet certain retirement requirements. Employees who opt for Program B, as established in the Voluntary Dismissal Program, receive a payment equal to four times their monthly salary at the time of the employment agreement termination. The Company may define such termination until January 2011.

Program for Sharing in Profit, Results, and Productivity

CEMIG authorized a distribution equal to 3% of its consolidated operational results for the year ended December 31, 2008 under its Program for Sharing in Profit, Results, and Productivity, which was paid in March 2009.

Health and Safety

With the establishment of our Health and Safety Management System in 2006, our standards for classifying work accidents became more rigorous. This has resulted in a higher number of accidents being recorded, but generally of a less serious nature than accidents in previous years. The increase in safety reflects the increased safety measures taken by the Company, and also better management by contractors. In 2008, our work-related accidents, including those of employees of our contractors, caused 11.6% fewer employee absences and were 54.89% less severe, both compared to 2007.

We took several actions in the last two years to ensure the safety, health and wellbeing of our own employees and those of contracted entities. These included: creation of the intranet Portal for Specialized Safety Engineering and Work-related Medicine Services (SESMT) to disseminate information and orientations for prevention of accidents; and the “Safety Moment”, in which all employees are invited, on the first Monday of each month, to reflect on Safety, Health and Wellbeing.

Share Ownership

Each of our directors and executive officers beneficially owns less than 0,001% of our preferred shares and less than 0,003% of our common shares.

Item 7.           Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2008, the State Government owned, directly or indirectly, 110,569,812 common shares, or 50.97% of our outstanding voting stock, and 4,974,466 preferred shares, or approximately 1.78% of those outstanding. As of the same date, Southern, our second largest shareholder, owned 71,506,613 common shares, or approximately 32.96% of those outstanding. Southern is a joint venture formed in 1994. We believe that the principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company. We believe that the other significant member of Southern is, as of December 31, 2008, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses. We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participações S.A. Our principal shareholders do not have different voting rights with respect to the shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2008.

Shareholder	Common Shares	% of Class	Preferred Shares	% of Class
State Government (1)	110,569,812	50.97%	4,974,466	1.78%
Southern	71,506,613	32.96%	---	---
All directors and executive officers as a group	6,333	---	809	---
Other	34,840,636	16.06%	274,191,265	98.14%
Total of outstanding shares	216,923,394	100%	279,166,540	99.92%
Treasury shares		---	211,579	0.08%
Total of authorized and issued shares	216,923,394	100%	279,378,119	100%

(1)                                  The shares in this line item attributed to the State Government include shares held by MGI, other State Government agencies and state-controlled companies.

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

As of December 31, 2008, we had 41 common shareholders of record in the United States, holding a total of 6,695,217 common shares. We also had 213 preferred shareholders of record in the United States, holding a total of 133,574,259 preferred shares. These numbers do not include the 82,631,960 preferred shares and 16,205 common shares converted into ADRs.

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

Legal Proceedings

The Company and its subsidiaries and jointly-controlled companies are parties in administrative and court proceedings involving tax, regulatory, administrative, environmental and third-party matters relating to its business. There is also a legal case in progress arguing the validity of the agreement signed in 1997 among our principal stockholders.

The provisions for contingencies in these proceedings have been made in accordance with the criteria in the Public Electricity Service Accounting Manual, amounts being provisioned in proceedings when the chance of loss is rated “probable.” The following paragraphs give a summary of the most material proceedings to which we are a party.

For more information regarding such contingencies, see Notes 17 and 27 to our consolidated financial statements.

Shareholders’ Agreement

In connection with the sale in 1997 of approximately 33% of our shares to Southern, Southern and the State Government entered into a shareholders’ agreement that contained special quorum and veto provisions granting Southern expanded control over certain decisions. In 1999, after a new State Government administration took office, the State Government filed a lawsuit seeking to nullify the shareholders’ agreement on the grounds that these special provisions constituted an unlawful transfer of control from us to Southern under principles of Brazilian constitutional law and the constitutional law of the State of Minas Gerais, and claiming in particular that the State Government may only cede control of us pursuant to specific state legislation providing for the same.

On March 21, 2000, the First Public Authorities and Public Companies Court of Belo Horizonte rendered a decision declaring the shareholders’ agreement null and void, and this decision was ratified on August 7, 2001 by the Minas Gerais State Court of Appeals. At present, the State Government has been restored to its position as our sole controlling shareholder and none of the special quorum or veto provisions are in effect. This decision was appealed to the Superior Court of Justice (Superior Tribunal de Justiça), which upheld the decision of the Minas Gerais State Court of Appeals, in December 2003. The decision of the Superior Court of Justice is subject to a bill of review and therefore the effectiveness of the shareholders’ agreement and control of CEMIG remain subject to further judicial challenge in the Supreme Court (Supremo Tribunal Federal).

Rate Increases

We are the defendant in several lawsuits brought by industrial consumers alleging that increases in electricity rates, determined by DNAEE, predecessor of ANEEL, during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan, were illegal. Some of the plaintiffs further allege that all our rates after the Cruzado Plan period were illegal, in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases. Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of our consumers. All of the cases that have been decided at the trial court level have been appealed to the Superior Court of Justice (Superior Tribunal de Justiça), which ruled, in most of the cases, that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. We are actively contesting all of the aforementioned rate increase claims. As of December 31, 2008, the aggregate rate increase claims brought against us totaled, approximately, R$135 million, for which we recorded a provision of R$78 million.

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

Cemig Distribution is a party, together with ANEEL, in a civil public action brought by the Public Attorneys’ Office seeking to prevent the exclusion of consumers from the Low Income Residential Tariff’s subclass frame and also to require Cemig Distribution to pay double the amount overpaid by the low income consumers. The lower court found in favor of the Public Attorney’s Office, and Cemig Distribution and ANEEL appealed to the Regional Federal Appeals Court (Tribunal Regional Federal). The decision of the appeals court on the proceeding has been pending since March, 2008. Cemig Distribution assesses its chance of loss as “possible” and estimates the amount involved in this dispute to be, approximately, R$83.6 million, as of December 31, 2008.

Taxes and Other Contributions

CEMIG and its subsidiaries are parties in several administrative and judicial tax related proceedings concerning the imposition of the Imposto Sobre a Circulação de Mercadorias e Serviços (value-added tax), or ICMS, Imposto Sobre a Propriedade Territorial Rural (rural real estate tax), or ITR, Programa de Integração Social, or PIS, Programa de Formação do Patrimônio do Servidor Público, or PASEP, and Contribuição para o Financiamento da Seguridade Social, or COFINS, (which are social contributions imposed on gross revenues), Contribuição Social Sobre o Lucro Líquido, or CSLL, (social contribution on net profits) and Imposto de Renda da Pessoa Jurídica, or IRPJ (income tax), among others.

Since 2002, we have been receiving a subsidy from Eletrobrás to reimburse us for losses incurred as a result of the discount we were required to provide to low-income consumers, under the provisions of Federal Law No. 10,604/02. In 2005, the State of Minas Gerais issued Decree 43,999/05 determining the imposition of ICMS on this subsidy. We believe that the subsidy is not taxable, and, therefore, we are not collecting the ICMS on the amounts derived from the subsidy. However, the State of Minas Gerais filed a tax foreclosure against us in connection with this matter, demanding the collection of the ICMS. In July, 2008, we received an unfavorable decision in the court of first impression. We appealed to the court of appeals and are currently waiting for a decision. We estimate the amount involved in this dispute to be, approximately, R$130.6 million, as of December 31, 2008. No provision has been recorded with respect to this dispute, since CEMIG assesses its chance of loss as “possible.”

In 2006, we made an advance payment to certain of our employees in exchange for their rights to future payments, referred to as the “Anuênio.” We did not pay income tax on those payments, since it is our opinion that such tax should not be imposed on such payments. As a result, we received tax assessments from the Brazilian Revenue Service. In order to avoid the risk of imposition of penalties, we filed a writ of mandamus, receiving an adverse judgment in the first instance. We filed an appeal in February, 2007, and made a deposit for the full amount involved, but we are still waiting for a decision from the appeal. We estimate the amount involved in these claims to be of, approximately, R$86.0 million, as of December 31, 2008. CEMIG assesses its chance of loss in this dispute as “possible.”

We were assessed by the INSS in 2006 due to the non-payment of the social security contribution on the amounts paid to our employees as profit sharing in the period between 2000 and 2004. In 2007, we filed a writ of mandamus in order to obtain a judicial decision declaring that such payments were not subject to the imposition of social security contributions. The total amount involved in this claim is of, approximately, R$112.2 million, as of December 31, 2008. Notwithstanding the judicial proceeding, we are also contesting the assessment at the administrative level. No provision has been recorded since the CEMIG assesses its chance of loss in this dispute as “possible.”

In 2007, Gasmig, a subsidiary of CEMIG, in which it holds a 55% ownership interest, received an assessment from the Brazilian Revenue Service for the payment of PIS and COFINS contributions supposedly imposed on the sale of natural gas for the production of electricity under the Thermoelectricity PPT program (Termoeletricidade PPT). The tax authorities alleged that Gasmig misunderstood Law No. 10,312/01, which provided for a 0% tax rate on those transactions, but, allegedly, was subject to further regulations by the Ministry of Finance and the Ministry of Mines and Energy. The amount involved in such claim is approximately R$50.1 million, as of December 31, 2008. We estimate the chance of loss in relation to this proceeding as “possible.” However, an eventual loss in this proceeding will not directly impact CEMIG’s results, as it will only affect the results of Gasmig and, consequently, the capacity of dividend distributions.

Labor Obligations

CEMIG is a defendant in several claims filed by our employees and third parties (outsourced workers). These claims generally relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, readjustment of retirement pension payments by Forluz and salary adjustments.

Under Brazilian labor laws, claimants must file a labor claim for unpaid services within two years of the termination of their employment agreement (limited to rights which arose no more than five years prior to termination). As of December 31, 2008, the amount in dispute involved in the aforementioned claims was approximately R$194 million, and we had provisioned R$82 million for the payment of these labor contingencies.

In June 2007, a judgment was rendered against CEMIG in a civil public action brought by the Labor Public Attorneys’ Office at the beginning of 2003, aiming to prevent the Company from using outsourcing for its end-activities. In the judgment, a period of nine months was given for CEMIG to abstain from contracting employees through outsourced companies. In March 2008, the Higher Labor Appeal Court (Tribunal Superior do Trabalho) granted a preliminary injunction suspending the effects of the prior decision and its consequences until it reaches a final decision. The amount involved in the case is approximately R$37 million, as of December 31, 2008, with the contingency for loss being assessed as “possible.”

Claims in the Ordinary Course of Business

We are a party in several civil claims, mainly as a defendant of claims relating to (i) people who request indemnification due to accidents which have occurred during the ordinary course of the business of CEMIG; (ii) consumer claims; and (iii) contractual and other commercial obligations. As of December 31, 2008, the total amount involved in the claims where the loss is assessed as “probable” is approximately R$193.7 million, and the total amount involved in the claims where the loss is assessed as “possible” is approximately R$410.3 million.

Legal Proceedings Related to Environmental Matters

We are a party in a number of proceedings and claims involving environmental matters. These proceedings and claims include court and administrative disputes regarding certain environmental matters, protected and Indian areas, environmental licenses and remediation of environmental damages. As of December 31, 2008, the amount involved in these claims totaled approximately R$1,105.4 million. Of this total amount, R$6.6 million is related to proceedings for which the likelihood of loss is evaluated as “probable,” R$1,018.5 million is related to proceedings for which the likelihood of loss is assessed as “possible,” and R$80.2 million is related to proceedings for which the likelihood of loss is assessed as “remote.” As of December 31, 2008, we had provisioned R$6.6 million for the payment of the contingences assessed as “probable.”

Nevertheless, since CEMIG and its subsidiaries are defendants in several class action style lawsuits, the amounts involved in these proceedings cannot be precisely assessed, due to the fact that most of these lawsuits require indemnification, remediation and compensation measures that will be defined during the process. Additionally, the class action style lawsuits may affect those other than the parties directly involved, and these third parties may be awarded other remedies as determined by the respective judges and courts. Therefore, the values above may not correspond to the actual amounts that will be spent by CEMIG in legal proceedings involving environmental matters.

Finally, we are a defendant in a public civil action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio against CEMIG, Southern Electric and FEAM, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte Hydroelectric Power Plant, which amounted to R$941.0 million on December 31, 2008. The public civil action is awaiting judgment, and the likelihood of loss is assessed as “possible.”

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

ANEEL has brought an administrative proceeding against us, contesting a credit related to such positive balance. On October 31, 2002 ANEEL issued a final administrative decision. On January 9, 2004, the Brazilian Federal Treasury Department issued an Official Collection Letter to us in the amount of R$516.2 million to be paid by January 30, 2004. We filed a writ of mandamus to suspend its inclusion in the national non-payers registry, or the Cadin. Although the relief was denied by the lower court, we appealed to the Federal Court of the First Region which granted us a temporary injunction to suspend the inclusion in the Cadin. Therefore, we have not accrued any liability related to this claim. The amount of this proceeding, as of December 31, 2008, is approximately R$1,032.6 million. No provision has been recorded for this matter since we assess the chance of an adverse outcome as “possible.”

We are the defendant in suits challenging the charging of tax on public lighting. The value of these claims is approximately R$772 million, as of December 31, 2008. We believe we have sound arguments in defense of these claims. We assess the likelihood of a loss in these actions as “possible.”

A class action was brought against CEMIG and nine other defendants requesting nullification of the Conduct Adjustment Undertaking (TAC) signed between the Public Attorneys’ Office and the Company, ordering the restitution to public funds of the amounts transferred to the defendant companies for implementation of the Light for All (Luz para Todos) program. The application for interim remedy was refused, and the plaintiff appealed to the Regional Federal Appeals Court  (Tribunal Regional Federal). The updated amount involved, of R$1,441.3 million, as of December 31, 2008, refers to the request for restitution of the amounts received by the companies that carried out the services contracted by CEMIG in order to comply with such governmental program, and fees of counsel. The chance of loss is assessed as “possible.”

CEMIG has also filed a writ of mandamus in order to require its qualification as a co-defendant in a claim brought by AES Sul against ANEEL. The judge granted CEMIG an injunction to suspend the deposit order in the amount of approximately R$79.2 million, which was determined in a settlement. In the event of AES Sul’s success, CEMIG will pay such updated amount. The chance of loss is assessed as “possible.”

Dividend Policy and Payments

Obligatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as obligatory dividends, 50% of the net income of each fiscal year ending December 31. Our preferred shares have priority in the allocation of the obligatory dividend for the period in question. The order of priority of the dividends distribution is as follows:

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

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real depreciated approximately 31.95% relative to the U.S. dollar in 2008. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—The Brazilian government exercises a significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.”

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

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2005	904,951,727	432,991,257	1,165,497,675	557,654,390
2006	603,948,640	298,836,536	777,832,359	384,874,992

2007	379,426,703	227,392,246	488,297,923	292,639,292
2008 (4)	412,568,595	190,853,770	530,949,405	245,616,600

(1)

In accordance with the accounting practices adopted in Brazil, dividends and interest on capital are accounted for as having been paid in the dividend year in which they are proposed, even if such dividends or interest on capital were formally approved by a shareholders’ meeting in the following year.

(2)	Real amounts are expressed in nominal reais.
(3)

U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the Federal Reserve Board´s rate on respective Record Dates (04/28/2006, 04/26/2007, 04/25/2008 and 04/29/2009).

(4)

The 2008 dividends were approved at the ordinary and special general shareholders’ meetings held on April 29, 2009. The 2008 dividends will be paid in two equal installments in June 2009 and December 2009. The first installment will be paid on June 30, 2009.

Item 9.           The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the São Paulo Stock Exchange. Our Preferred ADSs, each representing one preferred share as of December 31, 2008, have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2008, there were approximately 82,631,960 Preferred ADSs outstanding (each representing one preferred share), representing approximately 29.58% of our 279,378,119 outstanding preferred shares.

The principal trading market for our common shares is the São Paulo Stock Exchange. Our Common ADSs, each representing one common share as of December 31, 2008, have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2008, there were approximately 16,205 Common ADSs outstanding (each representing one common share), representing less than 0.01% of our 216,923,394 outstanding common shares.

On June 5, 2009, the closing price per preferred share on the São Paulo Stock Exchange was R$27.99 and the closing price per Preferred ADS on the NYSE was US$14.37.

On June 12, 2007, our common share ADSs began trading on the NYSE. On June 5, 2009, the closing price per common share on the São Paulo Stock Exchange was R$20.50 and the closing price per Common ADS on the NYSE was US$10.74.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the São Paulo Stock Exchange and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares (1)		Common ADSs (1)		Preferred Shares(2)		Preferred ADSs (2)
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2004	22.22	12.02	-	-	22.22	12.03	8.34	3.81
2005	31.04	17.47	-	-	31.03	17.47	13.70	6.55
2006	31.01	23.07	-	-	37.24	26.13	17.55	11.53
2007	31.07	18.57	24.00	17.00	30.25	21.13	20.87	13.07
2008	26.05	15.65	21.75	9.95	31.90	19.26	25.46	8.92

2007
1Q	22.11	18.57	-	-	23.49	21.13	15.10	13.16
2Q	29.01	21.36	21.25	19.30	30.25	21.68	20.87	14.12

	Common Shares (1)		Common ADSs (1)		Preferred Shares(2)		Preferred ADSs (2)
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
3Q	31.07	22.16	24.00	17.00	30.09	21.93	20.42	13.07
4Q	27.58	21.95	22.74	17,97	38.85	22.51	20.60	15.83

2008
1Q	23.47	17.88	19.00	15.17	24.47	19.26	18.51	13.60
2Q	26.05	18.99	21.75	16,52	30.37	22.18	23.92	16.26
3Q	25.72	18.37	25.19	13.75	31.90	21.72	25.46	14.44
4Q	24.60	15.65	17.00	9.95	29.70	20.97	19.51	8.92

2009
1Q	19.38	16.69	11.00	9.65	26.49	23.21	15.03	11.88

January 2009	19.00	17.29	11.84	10.15	25.65	23.31	14.09	12.46
February 2009	18.26	16.87	11.15	9.75	25.44	23.21	14.35	11.88
March 2009	19.38	16.69	11.00	9.65	26.49	23.37	15.03	12.08
April 2009	21.48	19.01	12.78	11.00	28.03	24.60	16.17	14.08
May 2009	20.98	19.07	12.20	9.50	27.20	24.98	16.20	12.26
June 2009 (3)	20.64	19.50	10.75	10.20	28.02	25.60	14.37	13.21

(1)

On May 3, 2007, a 50% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. The last day of trading of the common shares in lots of 1,000 shares was June 1, 2007. A reverse stock split of the common shares was effected in the form of a share consolidation on June 4, 2007 whereby every 500 common shares, par value of R$0.01, were consolidated into one common share with a par value of R$5.00. The price per common share was adjusted accordingly. In addition, On May 2, 2008, a 2.02% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 8, 2008, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADSs, resulting in an adjustment to the price per Common ADS. On April 30, 2009, a 25.000000151% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 14, 2009, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS. The common share prices and Common ADS prices have been adjusted to reflect all of the above items.

(2)

On May 3, 2007, a 50% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 7, 2007, a corresponding adjustment was made to the ADSs through the issuance of one additional ADS for every two ADSs, resulting in an adjustment to the price per ADS. The last day of trading of the preferred shares in lots of 1,000 shares was June 1, 2007. A reverse stock split of the preferred shares was effected in the form of a share consolidation on June 4, 2007 whereby every 500 preferred shares, par value of R$0.01, were consolidated into one preferred share with a par value of R$5.00. In addition, a 100% forward split of the ADSs was effected on June 11, 2007. The price per preferred share and Preferred ADS were adjusted accordingly. In addition, on May 2, 2008, a 2.02% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 8, 2008, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS. On April 30, 2009, a 25.000000151% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 14, 2009, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS. The preferred share prices and Preferred ADS prices have been adjusted to reflect all of the above items.

(3)	Through June 5, 2009.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2008, the aggregate market capitalization of the 392 companies listed on the São Paulo Stock Exchange was equivalent to approximately R$1.4 trillion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 53.15% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.

Our preferred shares and common shares have daily liquidity on the São Paulo Stock Exchange and have had no suspension of trading in the past five years other than due to BOVESPA utilizing circuit breakers on a few occasions in 2008 with respect to the trading of all shares on the BOVESPA.

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

•                  disclose any agreements which we have executed with any of our affiliates, subsidiaries, managers (or any company owned or controlled by our managers) or controlling shareholders (or any affiliate or subsidiary of our controlling shareholders), whenever the aggregate value of such agreement exceeds either R$200 thousand or 1% of our net equity, whichever is larger. For each such agreement we must disclose the purpose, term, amounts, provisions for termination and expiration and, if applicable, the influence the agreement may have over our management or business;

•                  hold at least one annual meeting with market analysts and any other interested parties; and

•                  adopt mechanisms that provide for capital dispersion in any public share offerings.

The rules applicable to the members of Corporate Governance Level 1 are currently under review and, therefore, those requirements are subject to change. In addition, new disclosure requirements may be established.

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

Disclosure of Material Developments

Under Brazilian securities regulations, we must disclose any material development related to our business to the CVM and the São Paulo Stock Exchange. We are also required to publish a notice of those material developments. A development is deemed material if it has a material impact on: the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Item 10. Additional Information—Exchange Controls.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, dated December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the National Monetary Council, and the Central Bank, which has, among other powers, licensing authority over brokerage firms, and which regulates foreign investments and foreign exchange transactions.

Under the Brazilian Corporate Law, a corporation is either publicly owned, such as we are, or closely held (companhia fechada). All publicly owned companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are traded on the São Paulo Stock Exchange, but may be traded privately subject to certain limitations. The Brazilian OTC market consists of direct trades and trades between individuals in which a financial institution registered with the CVM serves as intermediary.

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

Item 10.    Additional Information

Memorandum and Articles of Association

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 3130004012. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on April 29, 2009, and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

•                  approving the sale or pledge of our fixed assets, or the granting of guarantees to third parties, with a value of at least R$14 million;

•                  approving, upon proposal by the Board of Executive Officers, the sale or the creation of any “in rem” guarantees with respect to our permanent assets and the granting by us of any personal guarantee to any third party in an amount exceeding R$14 million;

•                  approving, upon a proposal by the Board of Executive Officers, loans, financings, agreements and any actions which would bind us in an amount exceeding R$14 million;

•                  calling the general meetings of shareholders;

•                  supervising the management of the Board of Executive Officers, reviewing our books and documents and requesting information regarding executed and soon-to-be executed contracts, as well as other items of interest;

•                  approving our annual and interim financial statements;

•                  appointing and dismissing independent auditors;

•                  approving, upon proposal by the Board of Executive Officers, the commencement or waiver of bidding proceedings for the purchase of goods or services with a value of at least R$14 million;

•                  authorizing, upon proposal by the Board of Executive Officers, legal and administrative action to be taken on our behalf and the settlement of judicial and extra judicial matters in which we are involved with a value of at least R$14 million;

•                  approving the issuance of securities (debentures, commercial papers, notas promissórias, among others) in the local and international capital markets;

•                  delegating to Board of Executive Officers the power to authorize signature contracts of commercialization of electric energy or rendering distribution and transmission services, in terms of legislation;

•                  approving CEMIG’s long-term strategic plan, the multi-year strategic implementation plan, and the annual budget, and any alterations or revisions thereto;

•                  annually, setting the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the shareholders meeting and in obedience to the annual budget approved;

•                  authorizing the exercise of the right of preference under Stockholders’ agreements or to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which CEMIG participates, except in the case of Cemig Distribution and Cemig Generation and Transmission, for which the competency to decide on these matters shall be that of the shareholders meeting; and

•                  approving the declarations of vote in the shareholders meetings and the orientations for voting in the meetings of the boards of directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which CEMIG participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of the bylaws, the long-term strategic plan and the multi-year strategic implementation plan.

Under the Brazilian Corporate Law, directors of a corporation generally have certain duties equivalent to those imposed under the laws of most states of the United States, including a duty of loyalty to the corporation, a duty to refrain from self dealing and a duty to use reasonable care in the management of the corporation’s affairs. Our directors and officers may be held liable for breaches of duty to us and our shareholders and may be subject to judicial actions in proceedings brought by government agencies or our shareholders.

There are no provisions in our by-laws with respect to (i) a director’s power to vote on proposals or contracts in which such director is materially interested, (ii) borrowing powers exercisable by the directors, (iii) age limits for retirement of board members, and (iv) number of shares required for director qualification.

The chairman and vice-chairman of our Board of Directors are chosen by our Board of Directors at its first meeting following the election of the board members. The vice chairman of our Board of Directors will act as a temporary replacement for our chairman when the chairman is absent or impeded from exercising his functions.

Our shareholders have the responsibility of setting the remuneration of the board members at the General Meeting of Stockholders at which the board members are elected.

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

to reduce the mandatory distribution of dividends;

to change our corporate purposes;

to merge us with another company or consolidate us;

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

Minority shareholders that own, individually or in the aggregate, our outstanding common shares (since at least 10% of our outstanding common shares are held by minority shareholders), and also holders of our preferred shares, have the right to appoint one member of the Fiscal Council and an alternate. All shareholders have the right to attend general meetings of shareholders.

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

Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

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

Brazilian Tax Considerations

General — The following discussion summarizes the main Brazilian material tax consequences of the acquisition, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation. In the case of a holder of preferred shares or common shares, we assume the investment is registered with the Central Bank. The following discussion does not address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares, common shares, Preferred ADSs or Common ADSs.

Taxation of Dividends — Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares or common shares, or to a non-Brazilian holder in respect of the preferred shares or common shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits generated as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Payments of Interest on Capital — Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on equity, or interest attributed to shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payor’s income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•                  50% of net income (after the social contribution on net profits and before the provisions for corporate, income tax, and the amounts attributable to shareholders as interest on net equity) for the period in respect of which the payment is made; or

•                  50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

Any payment of interest on capital to shareholders (including holders of Preferred ADSs in respect of preferred shares and Common ADSs in respect of common shares) is subject to a withholding tax at a rate of 15%, or 25% if the non-Brazilian holder is domiciled in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment, or a Tax Haven Holder. These payments may be included, at their net value, as part of any mandatory dividend.

On June 24, 2008, Law No. 11,727 was enacted, which provides that, as of January 1, 2009, a “tax haven” will also include:

(1)           jurisdictions or countries whose local legislation imposes restrictions on the access of information relating to the ownership of shares of a Brazilian entity or a given investment; and

(2)           any “privileged tax regime.” Under this new law, a “privileged tax regime” is a tax regime that meets any one of the following requirements: (i) does not tax income or taxes income at a maximum rate of less than 20%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate of less than 20%, or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

Since Law No. 11,727 has only recently been enacted, regulations by the Brazilian Revenue Service are likely to be issued, and such regulations might affect the analysis of what constitutes a “tax haven” for purposes of the Brazilian regulations.

Specifically with respect to the part of the new Law No. 11,727 described in clause (2) above, our Brazilian counsel has advised that although this part of the new law should apply only to determining what constitutes a “tax haven” for purposes of Brazilian transfer pricing rules, because several Brazilian regulations utilize the “privileged tax regime” concept when referencing Tax Haven Jurisdictions, there is a possibility that the privileged tax regime concept may impact the definition of what constitutes a “tax haven” for purposes of the Brazilian regulations.

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

Taxation of Gains — According to Law No. 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as our shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is made or not to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposal transaction are the positive difference between the amount realized on the disposal of the asset and the respective acquisition cost.

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•                  are subject to the withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel , or a Registered Holder, and (ii) is not a Tax Haven Holder; and

•                  are subject to income tax at a rate of 15% with respect to gains realized by a non-Brazilian holder that is not a Registered Holder (including a non-Brazilian holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposal of shares that are sold on the Brazilian stock exchange:

•                  are subject to income tax at a rate of 15% when realized by any non-Brazilian holder that is not a Tax Haven Holder, no matter if a Registered Holder or not; and

•                  are subject to income tax at a rate of 25% when realized by a Tax Haven Holder, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

Any exercise of preemptive rights relating to shares will not be subject to Brazilian income tax. Gains realized by a non-Brazilian holder on the disposal of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposal of shares.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil — Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

If such argument does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. CEMIG’s Brazilian counsel’s view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares or common shares registered with the Brazilian Central Bank in foreign currency and the value of disposition of those preferred shares or common shares in the same foreign currency. This view has been supported by a precedent issued by the Brazilian administrative court. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares — Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for Preferred ADSs or the underlying common shares in exchange for Common ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment referred above in connection with “U.S. market investors.”

Alternatively, the non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section “Taxation of Gains.”

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs — The deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or common shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares or common shares, as the case may be, is lower than:

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares or common shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15% or 25% for Tax Haven Holders.

Taxation of Foreign Exchange Transactions — Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/ Exchange tax, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, IOF rates for almost all foreign currency exchange transactions is 0.38%. In the case of transactions performed in the stock market or under the regulations issued by the Monetary Council of Brazil, the applicable rate is zero. In any situation the Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates may only apply to future transactions.

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

Other Brazilian Taxes — Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

U.S. Tax Considerations

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the common shares or preferred shares represented by those ADSs.

Taxation of Distributions — Distributions with respect to the shares or the ADSs (other than distributions in redemption of the shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs, and thereafter as capital gain (provided that the shares or ADSs are held as capital assets). As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Cash dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to (i) the shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder or (ii) the shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary bank and, in either case, will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of shares, or the depositary bank, in the case of shares represented by ADSs.

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

Dividends generally will constitute foreign source income and generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. In the event Brazilian withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

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

Qualified Dividend Income — Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” currently may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.” In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

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

Taxation of Capital Gains — Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are nto subject to back up withholding. A holder of ADSs that is not a U.S. holder may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of U.S. information reporting requirements and backup withholding tax.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1200, 30190—131 Belo Horizonte, Minas Gerais, Brazil.

Insurance

We have insurance policies to cover damages to our headquarters building and to the turbines, generators and transformers of our major power plants and substations caused by fire and risks such as equipment failures. We do not have general third party liability insurance covering accidents and have not solicited bids relating to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures. We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our consumers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses. See “Item 3. Key Information—Risk Factors—Risks Relating to CEMIG—We operate without general third party liability and catastrophe insurance policies.”

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

We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real). Despite the fact that our electricity purchases from Itaipu, which represented R$1,000 million in 2008, are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Exchange Rate Risk

At December 31, 2008, approximately 6.8% of our outstanding indebtedness, or R$445 million, was denominated in foreign currencies, of which approximately 70.8%, or R$315 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2008, we used financial instruments such as interest rate swaps to hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the CDI rate. See Notes 2(d), 14, 22, 24 and 25 to our consolidated financial statements.

In 2009, the potential loss we would experience in the event of a hypothetical 20% depreciation of the real against the U.S. dollar and other foreign currencies would be approximately R$56 million related principally to loans and financing and primarily due to an increase in our real-denominated interest expense, which would be reflected on our income statement. In 2009, a hypothetical 20% depreciation of the real against the U.S. dollar would result in an additional annual cash outflow of approximately R$241.8 million, reflecting the increased cost in reais of servicing foreign currency-denominated indebtedness from loans, financings and debentures and increased purchasing power relating to Itaipu. This sensitivity analysis assumes a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness, the related interest expense and the expenses relating to the purchase of energy from Itaipu are denominated. This sensitivity analysis also assumes that the unfavorable fluctuation in the exchange rate affecting the purchase of energy from Itaipu would affect the annual cash payments but would not affect the expense recorded on the statement of operations, since the additional currency exchange expense would be recorded as a deferred regulatory asset.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2008:

R$ (Million)
U.S. Dollar
Financing	315
Less Contracted derivative instruments	(63)
252
Japanese Yen
Financing	100
Less Contracted derivative instruments	(100)
-
Other Currencies
Financing	30
Net liabilities exposed to exchange rate risk	282

Interest Rate Risk

At December 31, 2008, we had R$6,511 million in loans and financing outstanding, of which approximately R$5,787 million bore interest at floating rates. Of this R$5,787 million, R$5,696 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$91 million is subject principally to LIBOR.

At December 31, 2008, we had liabilities, net of other assets, that bore interest at floating rates in the amount of R$1,265 million. These assets consisted mainly of our account receivable from the State Government and deferred regulatory assets, partially offset by CCEE obligations, bearing interest at rates tied to IGP-DI and SELIC, respectively, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2008 would result in a potential loss of R$12.65 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ (Million)
Floating rate debt:
Real-denominated	5,696
Foreign currency-denominated	91
5,787
Fixed rate debt:
Foreign currency-denominated	354

Total	6,141

Total Portfolio
Floating Rate (R$ million)
Assets:
Cash and cash equivalents	1,798

Account receivable from State Government	1,801
Deferred regulatory assets	1,086
Total	4,685

Liabilities:

Account payable to suppliers-payment to generator for energy purchased on the CCEE	-
Financings (Floating Rate)	(5,787)
Derivative instruments (1)	(163)
Total liabilities	(5,950)

Total	(1,265)

(1)            Swaps to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the CDI rate.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Certain of CEMIG’s loans and financing agreements contain covenants that require us to maintain financial ratios, calculated in accordance with Brazilian Corporate Law. As of December 31, 2008, we were in compliance with all such covenants.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

(a)                                  Evaluation of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer, or CEO, and Chief Financial and Investor Relations Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures, and concluded that on December 31, 2008, these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our filings and submissions under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b)                                  Management’s Annual Report on Internal Control over Financial Reporting

Our Executive Board, including our CEO and CFO, is responsible for establishing and maintaining effective internal controls over financial reporting.

Our internal controls over financial reporting include policies and procedures that were implemented to provide reasonable assurance as to (i) the reliability of the recording accounting and financial information; (ii) the preparation of accounting records in accordance with U.S. GAAP; (iii) the processing of payments and receipts in accordance with management authorization; and (iv) the timely detection of inappropriate acquisitions, and the disposal or allocation of material assets. We emphasize that due to their inherent limitations, the possibility exists that these actions may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may decline.

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2008, based on the criteria established in the Integrated Internal Control Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and concluded that, for the year ended December 31, 2008, our system of internal controls over financial reporting is effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2008, KPMG Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 and issued an attestation report, which is included below.

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

(c)                                  Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Companhia Energética de Minas Gerais – CEMIG

We have audited Companhia Energética de Minas Gerais – CEMIG (collectively, “the Company”)’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Companhia Energética de Minas Gerais – CEMIG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Companhia Energética de Minas Gerais – CEMIG and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years then ended, and our report dated June 18, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Independentes

/s/ KPMG Auditores Independentes

Belo Horizonte, Brazil

June 18, 2009

(d)                                  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial and Investor Relations Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics was filed with the SEC as Exhibit 11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and is also available on our website at www.cemig.com.br. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver within five business days following the date of the amendment or waiver on our web site at www.cemig.com.br.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by KPMG Auditores Independentes during the fiscal years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008	2007
	(thousands of reais)
Audit fees	1,005	912
Tax fees	82	60
Audit-related fees	280	-
Total fees	1,367	972

Audit fees—Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independents in 2008 and 2007,  in connection with the audit of our annual financial statements prepared in accordance with the accounting practices adopted in Brazil and the United States and the review of our quarterly statutory financial statements.

Tax Fees—Tax fees are fees for professional services in relation to tax return reviews (tax compliance).

Audit-Related Fees—Audit-related fees are for diagnostic services in connection with the implementation of the International Financial Reporting Standards, or IFRS.

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

Item 16F. Not Applicable

Item 16G.

Corporate Governance Differences from NYSE Practices

On November 4, 2003, the New York Stock Exchange, or NYSE, established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under these rules, we are required to set forth in our annual report to shareholders a description of the significant differences between CEMIG’s corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules. The following table summarizes these differences.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach

303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.

Under Section 303A of the rules of the New York Stock Exchange, “controlled company” is taken to include a company in which more than 50% of the voting power is held by one individual, a group or another company. Since 50.97% of the voting stock of CEMIG is held by the State of Minas Gerais, it is considered to be a controlled company. Therefore, this requirement currently does not apply to CEMIG. Nonetheless, the majority of the members of CEMIG’s Board of Directors are independent members.

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

As a controlled company, CEMIG is not be required to have a nominating/governance committee.

Nonetheless, CEMIG has a Corporate Governance Committee, composed of dependent and independent directors, and its responsibilities are clearly defined in the internal regulations of the Board of Directors.

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

As a controlled company, CEMIG would not be required to comply with the compensation committee requirements as if it were a U.S. domestic issuer. CEMIG does not have a compensation committee.

303A.06 and 303A.07

A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, with a written charter that covers certain minimum specified duties.

CEMIG exercised its prerogative under SEC Rule 10A-3 and the Sarbanes Oxley Act of 2002, which allow the Fiscal Council of a non-U.S. issuer to carry out the functions of the Audit Committee.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach

CEMIG’s Fiscal Council is a permanent body, responsible, principally, for inspection and supervision of the activities of the management and for verifying the managers’ compliance with their duties under the law and under the bylaws.

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

CEMIG’s listing on BOVESPA is at Corporate Governance Level 1, and CEMIG is thus obliged to comply with the rules contained in those related regulations.

In addition, CEMIG’s Manual for Disclosure and Use of Information, its Securities Trading Policy, the Internal Regulations of its Board of Directors, and its Code of Ethics outline important rules of corporate governance which orient its management.

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

PART III

Item 17.     Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-78 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•                  Report of KPMG Auditores Independentes for the years 2008 and 2007

•                  Report of Deloitte Touche Tohmatsu Auditores Independentes for the year 2006

•                  Audited Consolidated Balance Sheets as of December 31, 2008 and 2007

•                  Audited Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2008, 2007 and 2006

•                  Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006

•                  Audited Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

•                  Notes to the Consolidated Financial Statements

Item 19. Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2009.

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

4.17

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribuição S.A. and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.18

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Geração e Transmissão S.A and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.19

Summary of Indenture Covering Public Distribution of the Third Issuance of Commercial Paper Securities, dated June 12, 2007, between Cemig Distribuição S.A. and CEF—Caixa Econômica Federal (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.20

Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribuição S.A. and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.21

Summary of Indenture Covering the Second Issuance of Commercial Paper Securities, dated December 21, 2007, between Cemig Geração e Transmissão S.A. and Caixa Econômica Federal (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.22	Share Purchase Agreement, dated April 23, 2009, between Cemig Geração and Transmissão S.A., Terna—Rete Elettrica Nazionale S.p.A., and CEMIG.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 19, 2009.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 19, 2009.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 19, 2009.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 19, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

By:	/s/ Djalma Bastos de Morais
Name:	Djalma Bastos de Morais
Title:	Chief Executive Officer

Date: June 19, 2009

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2009.

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

4.17

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribuição S.A. and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.18

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Geração e Transmissão S.A. and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.19

Summary of Indenture Covering Public Distribution of the Third Issuance of Commercial Paper Securities, dated June 12, 2007, between Cemig Distribuição S.A. and CEF—Caixa Econômica Federal (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.20

Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribuição S.A. and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.21

Summary of Indenture Covering the Second Issuance of Commercial Paper Securities, dated December 21, 2007, between Cemig Geração e Transmissão S.A. and Caixa Econômica Federal (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.22	Share Purchase Agreement, dated April 23, 2009, between Cemig Geração and Transmissão S.A., Terna—Rete Elettrica Nazionale S.p.A., and CEMIG.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 19, 2009.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 19, 2009.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 19, 2009.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 19, 2009.

Companhia Energética de Minas Gerais — CEMIG

Financial Statements as of December 31, 2008 and December 2007 and for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Energética de Minas Gerais — CEMIG

Belo Horizonte — MG, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais — CEMIG and subsidiaries (collectively, “the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais — CEMIG and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Energética de Minas Gerais — CEMIG’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 18, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Independentes

/s/ KPMG Auditores Independentes

Belo Horizonte, Brazil
June 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Companhia Energética de Minas Gerais – CEMIG

Belo Horizonte – MG, Brazil

We have audited the accompanying consolidated statements of income, shareholders’ equity and cash flows of Companhia Energética de Minas Gerais - CEMIG and subsidiaries (the “Company”) for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Companhia Energética de Minas Gerais - CEMIG and subsidiaries for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 16 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006. Also, as discussed in Note 2 to the consolidated financial statements, the Company adopted the Securities and Exchange Commission’s Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, effective January 1, 2006.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil

June 29, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

(Expressed in millions of Brazilian reais)

ASSETS

	2008	2007
CURRENT ASSETS:
Cash and cash equivalents (note 6)	1,969	1,784
Accounts receivable, net (note 7)	1,705	1,684
Accounts receivable - use of basic transmission network	439	458
Deferred regulatory assets (note 4)	754	903
Deferred income tax assets (note 5)	48	71
Recoverable taxes (note 8)	672	689
Dividends	86	51
Escrow accounts	207	116
Materials and supplies	27	35
Other	309	144
	6,216	5,935

INVESTMENTS IN AFFILIATES (note 9)	1,203	869

PROPERTY, PLANT AND, EQUIPMENT, NET (note 10)	13,733	13,602
INTANGIBLES (note 10)	278	233
	14,011	13,835

OTHER ASSETS:
Deferred regulatory assets (note 4)	332	823
Account receivable from Minas Gerais State Government (note 3)	1,801	1,763
Recoverable taxes (note 8)	253	316
Accounts receivable, net (note 7)	17	44
Deferred income tax assets (note 5)	435	452
Escrow deposits (note 11)	351	282
Other	162	34
	3,351	3,714
Total assets	24,781	24,353

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

(Expressed in millions of Brazilian reais, except share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2008	2007
CURRENT LIABILITIES:
Accounts payable to suppliers (note 12)	719	784
Payroll and related charges	279	222
Taxes payable (note 13)	471	559
Deferred income tax liabilities (note 5)	—	140
Dividends and interest on capital (note 18)	960	874
Financing (note 14)	1,197	941
Regulatory charges payable (note 15)	460	384
Employee post-retirement benefits (note 16)	75	89
Employee profit sharing (note 21)	117	100
Derivative contracts (note 24)	94	184
Regulatory liabilities – Tariff Review (note 26)	214	—
Other	303	236
	4,889	4,513
LONG-TERM LIABILITIES:
Financing (note 14)	5,314	5,873
Employee post-retirement benefits (note 16)	1,765	2,182
Deferred income tax liabilities (note 5)	148	162
Accrued liability for contingencies (note 17)	472	346
Accounts payable to suppliers (note 12)	—	341
Taxes payable (note 13)	106	2
Regulatory charges payable (note 15)	20	15
Special obligations (note 2r)	2,510	2,459
Other	224	236
	10,559	11,616

SHAREHOLDERS’ EQUITY: (note 18)
Share capital -
Preferred – 279,378,119 thousand shares authorized and issued and 279,170,735 outstanding as of December 31, 2008.	1,286	1,258
Common – 216,923,395 thousand shares authorized, issued and outstanding as of December 31, 2008.	1,002	981
	2,288	2,239
Additional paid-in capital	3,170	3,170
Appropriated retained earnings	2,200	2,155
Unappropriated retained earnings	2,386	1,670
Accumulated other comprehensive loss	(711)	(1,010)
	9,333	8,224
Total liabilities and shareholders’ equity	24,781	24,353

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in millions of Brazilian reais, except share and per share amounts)

	2008	2007	2006
NET OPERATING REVENUES:
Electricity sales to final customers (note 19a)	10,497	10,191	9,319
Electricity sales to the interconnected power system (note 19a)	1,069	1,134	884
Use of basic transmission network (note 19d)	1,865	1,705	1,780
Other operating revenues (note 19b)	241	236	200
Taxes on revenues (note 19c)	(3,844)	(3,836)	(3,543)
Total net operating revenues	9,828	9,430	8,640

OPERATING COSTS AND EXPENSES:
Electricity purchased for resale (note 20)	(2,267)	(2,147)	(1,907)
Use of basic transmission network	(634)	(564)	(687)
Depreciation and amortization	(769)	(878)	(810)
Personnel (note 20)	(1,004)	(884)	(1,046)
Regulatory charges (note 20)	(1,024)	(967)	(1,031)
Special obligations (note 4)	—	—	(1,057)
Third-party services (note 20)	(605)	(550)	(475)
Employee post-retirement benefits (note 16)	(277)	(140)	(245)
Materials and supplies	(170)	(148)	(116)
Provision for loss on deferred regulatory assets (note 4)	(19)	(146)	(49)
Employees profit sharing (note 21)	(362)	(455)	(210)
Other (note 20)	(410)	(472)	(234)
Total operating costs and expenses	(7,541)	(7,351)	(7,867)
Operating income	2,287	2,079	773

FINANCIAL (EXPENSE) INCOME, NET (note 22)	17	(48)	335

NON OPERATING INCOME
Equity in results of Investments	204	223	91
Gain on sale of Way TV	—	49	—
	204	272	91
Income before income taxes	2,508	2,303	1,199

INCOME TAXES (note 5)
Current tax expense	(973)	(941)	(575)
Deferred tax benefit	218	256	78
	(755)	(685)	(497)

NET INCOME	1,753	1,618	702
OTHER COMPREHENSIVE INCOME (LOSS):
Pension Plan adjustments (note 16)	453	(605)	212
Deferred tax (expense) benefit	(154)	205	(72)
	299	(400)	140
COMPREHENSIVE INCOME	2,052	1,218	842

Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating basic earnings	496,094,130	486,254,073	486,254,073
Weighted average number of common and preferred shares outstanding during the year (thousand) for purposes of calculating diluted earnings	498,878,577	496,094,130	496,837,488

Basic earnings per thousand common and preferred shares - In Brazilian reais	3.53	3.33	1.44
Diluted earnings per thousand common and preferred shares - In Brazilian reais	3.51	3.26	1.41

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in millions of Brazilian reais)

	2008	2007	2006
SHARE CAPITAL:
Preferred -
Balance, beginning of year	1,258	804	804
Transfer from appropriated retained earnings	28	454	—
Balance, end of year	1,286	1,258	804

Common -
Balance, beginning of year	981	624	624
Transfer from appropriated retained earnings	21	357	—
Balance, end of year	1,002	981	624
	2,288	2,239	1,428
ADDITIONAL PAID-IN CAPITAL	3,170	3,170	3,170

APPROPRIATED RETAINED EARNINGS:
Fiscal incentive investment reserve-	45	45	45

Rate shortfall reserve-
Balance, beginning of year	1,837	2,648	2,648
Transfer to capital stock	(49)	(811)	—
Balance, end of year	1,788	1,837	2,648

Legal reserve-
Balance, beginning of year	273	186	100
Transfer from unappropriated retained earnings	94	87	86
Balance, end of year	367	273	186
	2,200	2,155	2,879
UNAPPROPRIATED RETAINED EARNINGS:
Balance, beginning of year	1,670	1,503	2,367
Cumulative effect adjustment for adoption of SAB 108, net of tax	—	—	(133)
Net income	1,753	1,618	702
Transfer to appropriated retaining earnings	(94)	(87)	(86)
Dividends and interest on capital	(943)	(1,364)	(1,347)
Balance, end of year	2,386	1,670	1,503

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year	(1,010)	(610)	(506)
Adjustment to initial adoption SFAS Nº 158, net of tax	—	—	(244)
Other comprehensive income (loss)	299	(400)	140
Balance, end of year	(711)	(1,010)	(610)
Shareholders’ equity at end of year	9,333	8,224	8,370

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in millions of Brazilian reais)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,753	1,618	702
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	769	878	810
Deferred regulatory assets and liabilities	—	—	(70)
Monetary variation and exchange rate variation gain	(40)	(438)	(408)
Loss on disposal of property, plant and equipment	32	37	21
Employee post-retirement benefits	22	106	193
Provision for contingencies and doubtful accounts receivable	231	70	(97)
Regulatory liability – special obligations	—	—	1,057
Provision for loss on deferred regulatory assets	19	146	49
Deferred tax benefit	(218)	(256)	(78)
Equity in results of investments	(204)	(223)	(91)
Other	(51)	49	(2)

Decrease (increase) in operating assets-
Accounts receivable	(136)	7	(263)
Recoverable taxes	81	(237)	(229)
Accounts receivable – use of basic transmission network	19	(108)	(47)
Deferred regulatory assets	330	965	1,053
Other	243	229	71

Increase (decrease) in operating liabilities-
Accounts payable to suppliers	(90)	(41)	(102)
Payroll and related charges	56	48	—
Taxes payable	(61)	4	(236)
Regulatory charges payable	79	(32)	79
Accrued interest on long-term financing and short-term loans	72	(77)	(38)
Other	55	91	(88)
Net cash provided by operating activities	2,961	2,836	2,286

	2008	2007	2006

CASH FLOWS FROM INVESTING ACTIVITIES
Escrow deposits	(89)	(17)	(190)
Acquisition of investments in affiliates	(220)	(26)	(568)
Acquisition of property, plant and equipment	(971)	(1,120)	(1,328)
Proceeds from sale of affiliates	—	49	—
Net cash used in investing activities	(1,280)	(1,114)	(2,086)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	176	589	2,248
Repayment of long-term financing and short-term loans	(807)	(1,134)	(1,817)
Proceeds from short-term loans	—	833	1,200
Dividends and interest on capital paid	(865)	(1,334)	(2,072)
Net cash used in financing activities	(1,496)	(1,046)	(441)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	185	676	(241)

CASH AND CASH EQUIVALENTS:
Beginning of the year	1,784	1,108	1,349
End of the year	1,969	1,784	1,108
	185	676	(241)

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	867	1,091	696
Interest paid, net of interest capitalized	644	672	756
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Accounts receivables from State Government offset by dividends	129	122	79
Debentures issued related to Irapé power plant offset by dividends	—	—	30
Property plant and equipment increase on the special obligation recognition	—	—	1,137

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Amounts expressed in millions of Brazilian reais, unless otherwise indicated)

1.                  THE COMPANY AND ITS OPERATIONS

(a) The Company

Companhia Energética de Minas Gerais, “CEMIG” or the “Company”, a listed company, has operated solely and exclusively as a holding company since January 1, 2005, with shareholder participations in individually and jointly controlled subsidiaries. The principal objectives of its subsidiaries are the construction and operation of systems used in production, transformation, transmission, distribution and sales of electric energy, as well as the development of activities in the different fields of energy.

Since the majority of CEMIG’s subsidiaries are concessionaires of electric utility services, they are subject to regulations set by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or “ANEEL”), an agency of the Brazilian Federal Government (the “Federal Government”).

The Company’s consolidated operating subsidiaries as of December 31, 2008 are as follows (the information related to number of plants and capacity has not been audited by our independent registered public accounting firm):

•                  Cemig Geração e Transmissão S.A. (“Cemig Geração e Transmissão”) (100.00% interest) – Electric power generation and transmission, through 46 plants – (43 hydroelectric, 1 wind and 2 thermoelectric plants) – and transmission lines mostly belonging to the basic grid of the Brazilian generation and transmission system. Cemig Geração e Transmissão S.A. has interests in the following development-stage companies, of which only Cemig Baguari Energia S.A. was consolidated.

•                  Hidrelétrica Cachoeirão S.A. (“Cachoeirão”) (jointly controlled - 49.00% interest) –Generation and sale of electric energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The power plant has generation capacity of 27 MW and began operations in December 30, 2008.

•                  Guanhães Energia S.A. (“Guanhães”) (jointly controlled – 49.00% interest) - Generation and sale of electric energy through the construction and commercial operation of the following Small Hydro Plants: Dores de Guanhães; Senhora do Porto; and Jacaré, located in the municipality of Dores de Guanhães; and Fortuna II, located in the municipality of Virginópolis, in Minas Gerais State. The plants are in the construction phase, with operations scheduled to begin in 2010, and will have aggregate installed capacity of 44 MW;

•                  Cemig Baguari Energia S.A. (“Baguari”) (subsidiary – 100.00% interest) - Generation and sale of electric energy as an independent power producer in future projects;

•                  Madeira Energia S.A. – (jointly controlled – 10.00% interest) - Implementation, construction, operation and commercial operation of the Santo Antônio hydroelectric plant in the Madeira River Basin, in the State of Rondônia, with power of 3,150 MW and commercial start up scheduled for 2012;

•                  Hidrelétrica Pipoca S.A. (jointly controlled - 49.00% interest) - Independent production of electricity, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), with 20 MW of installed capacity, located on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Operational startup is scheduled for April 2010;

•                  Baguari Energia S.A. (jointly controlled - 69.39% interest) - Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00% and Neoenergia 51.00%), with 140 MW of installed capacity, located on the river Doce in Governador Valadares, Minas Gerais State. The first unit is scheduled for startup in October 2009, the second in December 2009, and the third in February 2010;

•                  Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly controlled - 49.00% interest) - holder of concession for public electricity transmission service, through the transmission lines of the State of Mato Grosso. Operational startup is scheduled for June 2010.

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

•                  Efficientia S.A. (“Efficientia”) (100.00% interest) - Rendering efficiency, optimization and energy solutions services through studies and carrying out projects, as well as providing operating and maintenance services to energy supply facilities;

•                  Horizontes Energia S.A. (“Horizontes”) (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina;

•                  Central Termelétrica de Cogeração S.A. (“Cogeração”) (100.00% interest) – Generation and sale of electric energy, as an independent power producer in future projects;

•                  Rosal Energia S.A. (“Rosal”) (100.00% interest) – Generation and sale of electric energy as an electric energy public service concessionaire through Rosal hydroelectric plant, located on the border between Rio de Janeiro and Espírito Santo States;

•                  Central Hidrelétrica Pai Joaquim S.A.(“Pai Joaquim”) (100.00% interest) – Generation and sale of electric energy, as an independent power producer in future projects;

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

•                  UTE Barreiro S.A. (100.00% interest) - Generation and sale of electric energy, as an independent thermoelectric power producer, at the Central Termelétrica Barreiro (“UTE Barreiro”) located at the facilities of Vallourec & Mannesmann Tubes, in Minas Gerais State;

•                  Cemig Trading S.A. (100.00% interest) – A development stage enterprise engaged in the purchase and sale of energy.

As of December 31, 2008, the Company also has the following equity interests (the information related to number of plants and capacity has not been audited by our independent registered public accounting firm):

•                  Rio Minas Energia Participações S.A .(“RME”) (jointly controlled - 25.00% interest) – holding company with 52.13% (see note 9) interest of Light Serviços de Eletricidade S.A. (electric power distribution) with 3.9 million consumers in 31 municipalities of the state of Rio de Janeiro and Light Energia S.A.(electric power generation) with 855 MW;

•                  Companhia de Gás de Minas Gerais - GASMIG (“GASMIG”) (jointly controlled - 55.19% interest) - Acquisition, transportation and distribution of natural gas and related products through concession from the government of the State of Minas Gerais for distribution of gas in the State;

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

•                  Empresa Paraense de Transmissão de Energia S.A.(“ETEP”) (jointly controlled – 19.25% interest) –Electric energy public service concessionaire with 500KV transmission line (“TL”) from Tucuruí substation to Vila do Conde substation, located in the state of Pará. See more information of an increased stake in this company in note 9;

•                  Empresa Norte de Transmissão de Energia S.A.(“ENTE”) (jointly controlled - 18.35% interest) –Electric energy public service concessionaire with two transmission line (“TL”) of 500 KV, one from Tucuruí substation to Vila do Conde substation, located in the state of Pará and the other from Marabá substation to Açailândia substation, located in the state of Maranhão. See more information of an increased stake in this company in note 9;

•                  Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled – 18.35% interest) - Electric energy public service concessionaire with 230 KV transmission line (“TL”) from Vila do Conde substation to Santa Maria, located in the state of Pará. See more information of an increased stake in this company in note 9;

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled – 17.17% interest) - Electric energy public service concessionaire with 500 KV transmission line (“TL”) between its substation of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. See more information of an increased stake in this company in note 9;

•                  Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled – 7.50% interest) - Electric energy public service concessionaire with 525 KV transmission line (“TL”) from Campos Novos substation to Blumenau substation, both located in the state of Santa Catarina. See more information of an increased stake in this company in note 9;

•                  Axxiom Soluções Tecnológicas S.A. (“AXXIOM”) (former Focus Soluções Tecnológicas S.A.) (jointly controlled – 49.00% interest) - Formed in August 2007 to provide services of implementation and management of systems for electricity sector companies.

CEMIG also has interests in the following development-stage companies as of December 31, 2008:

•                  Companhia de Transmissão Centroeste de Minas (“Centroeste”) (jointly controlled - 51.00% interest) –Construction and operation of the 345 KV Furnas – Pimenta transmission line;

•                  Transchile Charrúa Transmisión S.A. – (“Transchile”) (jointly controlled – 49.00% interest) – Installation, operation and maintenance of the Charrúa – Nueva Temuco 220 kV transmission line and two transmission line sections in the Charrúa and Nueva Temuco sub-stations, in the central region of Chile;

•                  Cemig Serviços S.A. (100.00% interest) – Formed in April 2008 to provide services related to generation, transmission and distribution of electric power.

Where Cemig exercises joint control it does so through shareholders´ agreements with the other shareholders of the investee company that they share the power of control in such investees.

(b) The electricity sector in Brazil:

The electricity sector in Brazil is regulated by the Federal Government, acting through its Ministry of Mines and Energy (“MME”), which has exclusive authority over the electricity sector. Regulatory policy for the sector is implemented by ANEEL.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)          Basis of presentation - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects from the Company’s statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are prepared and filed in accordance with the specific rules of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”) and ANEEL.

(b)         Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; valuation allowances for accounts receivables, deferred income tax benefits and the accounts receivable from the State Government; the recoverability of deferred regulatory assets; the valuation of derivatives; income tax uncertainties and other contingencies; estimates of post-retirement benefit obligations; and other similar estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)            Principles of consolidation - The consolidated financial statements include the accounts of CEMIG and its majority owned subsidiaries, except jointly controlled companies which are reported under the equity method. In accordance with the FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, the Company also consolidates any variable interest entities (VIEs) of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

(d)           Foreign currencies - Assets and liabilities denominated in foreign currencies are related principally to financing and are translated into reais at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date. The resulting gains and losses are recognized currently and included in the statements of operations for the appropriate period.

(e)            Cash and cash equivalents - The Company considers unrestricted cash on hand, deposits in banks and short-term investments readily convertible to cash to be cash and cash equivalents.

(f)              Accounts receivable - Includes both amounts billed to customers and accrued revenues relating to unbilled energy supplied to customers as of the balance sheet date. Late fees arising from overdue electricity bills are accounted for on a cash basis.

                          The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses, according to the ANEEL criteria, as follows: (i) for consumers with significant debts, an individual analysis of the balance is made, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts that are more than 90 days past due for residential consumers, or more than 180 days past due for commercial consumers, or more than 360 days past due for the other consumer types, are provisioned at 100%.

(g)           Investments in affiliates - The Company’s investments in affiliated companies in which the Company has the ability to exercise significant influence, but not control, are accounted for using the equity method of accounting.

(h)           Property, plant and equipment and intangible – These assets are recorded at acquisition or construction cost, restated to reflect price-level changes through December 31, 1997. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with Statement of Financial Accounting Standards SFAS Nº 34 “Capitalization of Interest Cost”. Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets under construction in progress. The net results of disposals of fixed assets are recorded as part of operating income.

Property, plant and equipment are depreciated using the straight-line method, at annual rates based on the estimated useful life of assets, in accordance with ANEEL regulations and industry practice adopted in Brazil, or residual value at the end of the concession period that it will be at least the book value of the property, plant and equipment. Under Brazilian GAAP, the residual value at the end of the concession, net of special obligation, is equal to the amount to be reimbursed by the Brazilian government at that time.

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

(j)             Research and Development and Advertising - Research and development and advertising costs are expensed as incurred. Research and development costs amounted to R$25, R$23 and R$38 in 2008, 2007 and 2006, respectively. Advertising costs amounted to R$31, R$26 and R$21 in 2008, 2007 and 2006, respectively.

(k)          Revenues, costs and expenses - Revenues, costs and expenses are recognized on an accrual basis. Revenue is recognized when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, rates have been fixed or are determinable, and collectibility is reasonably assured regardless of when cash is received.

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

(l)                 Income taxes - CEMIG accounts for income taxes in accordance with SFAS Nº 109 “Accounting for Income Taxes”, which requires an asset and liability approach to recording deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

CEMIG has adopted FIN 48 in 2007, “Accounting for Uncertainty in Income Taxes”, that prescribes a recognition threshold and measurement attribute for the financial statement of a tax position taken or expected to be taken. This Interpretation resulted in increased relevance and comparability in financial reporting of income taxes because all tax positions accounted for in accordance with FASB Statement 109, Accounting for Income Taxes, will be evaluated for recognition, derecognition, and measurement using consistent criteria. The adoption of FIN 48 did not result in any adjustment in the financial statements of the Company.

(m)           Commitments and Contingencies - Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n)             Employees’ benefit plans - The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. The Company has also established post-retirement health care plans and dental plans and pays life insurance premiums for its retirees. The Company accounts for the plans according to the provisions of SFAS Nº 87, “Employers’ Accounting for Pensions” and SFAS Nº 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”. On December 31, 2006, the Company adopted the provisions of SFAS Nº 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” related to recognition and disclosures, which requires an employer to recognize the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The impact of the adoption of SFAS Nº 158 was a charge of R$244, net of income taxes, recorded directly in accumulated other comprehensive income (AOCI) in 2006. The Company has disclosed information about pension plans and other postretirement benefit plans as required by SFAS Nº 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”

Under Brazilian law, employees are entitled to a minimum of one-month vacation upon conclusion of each year of service. CEMIG fully accrues this liability based on the vested entitlement of the employees at each period end, plus related social security costs.

(o)         Environmental and remediation costs - CEMIG, in accordance with its environmental policy, has established various damage control and prevention programs in order to help limit its risks with respect to major environmental-related liabilities. The cost of these programs is expensed as incurred. CEMIG’s policy is to provide remediation costs when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. No provision with respect to these matters has been required to date.

(p)         Comprehensive income (loss) - CEMIG reports comprehensive income (loss) in accordance with SFAS Nº 130 “Reporting Comprehensive Income” and has elected to present it in the statement of operations. The components of accumulated other comprehensive loss are as follows:

	2008	2007

Under-funded status of postretirement benefit plans	(1,077)	(1,530)
Income tax	366	520
Total accumulated other comprehensive loss	(711)	(1,010)

(q)         Regulation and deferred regulatory assets and liabilities - As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company´s distribution business is subject to the provisions of SFAS Nº 71 “Accounting for the Effects of Certain Types of Regulation. The rate-setting structure in Brazil is now designed to provide for recovery of the Company’s allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the “General Agreement”) with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001 and 2002. The increased rates were in force in the Company for a period of 74 months from February 2002. The amount was fully recovered in accordance with Emerging Issues Task Force (“EITF”) Nº. 92-7 “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”.

The General Agreement also addressed Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes not controlled by the Company. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. The General Agreement provided a tracking account mechanism, created in October 2001 through Executive Order No. 296, to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable through the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001, except for the system services charges from September 2000 (as allowed by ANEEL). Parcel A costs started to be collected in March 2008. (See note 4).

(r)            Special obligations - Special obligations represent contributions received by concessionaires from customers for the purpose of expanding the electric distribution system. These contributions are incorporated into the Company’s distribution assets. For regulatory purposes, the depreciation of these assets were included in the tariff rate setting process and the corresponding liability was recorded for the amount of the total contributions. Under U.S. GAAP, the contributions were considered reimbursements of construction costs and credited against the cost of the related fixed assets.

On October 31, 2006, ANEEL issued a new regulation which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other items, that beginning on the date of the next respective tariff revision, the special obligations would be amortized as a reduction of net allowable costs over future periods, therefore reducing tariffs.

(s)          Earnings per share - The Company presents its earnings per share in accordance with SFAS No. 128 “Earnings Per Share”. Basic earnings per share is computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common and preferred shares that were outstanding during the year.

(t)           Segment information - SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information about its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company has adopted SFAS 131 for all years presented, as further disclosed in Note 32.

(u)         Derivatives and hedging activities - As required by SFAS Nº 133 - Accounting for Derivative Instruments and Hedging Activities” derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying balance sheet, and corresponding changes in fair value are being recognized in earnings. Hedge accounting has not been applied to any of the Company’s derivative financial instruments. The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

(v)         Fair Value Measurements - On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 25). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of Statement 157.

On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

(w)       Fair Value Option - Effective January 1, 2008, the Company adopted the provisions of FASB Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement 159 gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. Fair value option has not been elected for any of the Company’s financial assets and liabilities.

(x)           Effects of correcting prior year misstatements - In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (Topic 1N) “Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality. There were two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. Historically, the Company used the “rollover” method. Under this method the Company quantified its financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of prior-year misstatements to be material to the Company’s financial statements. SAB 108 required that the Company must consider both the rollover and iron curtain methods (“dual method”) when quantifying misstatements in the financial statements.

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

(y)         Recently Issued Accounting Standards - In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. The Company is currently evaluating the impact of adopting Statement 141(R) on its financial position and results of operations.

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. The Company is currently evaluating the provisions of this standard, but does not expect adoption to have a material impact on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.  Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009. The Company is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”.  EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required.  An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate.  EITF 08-6 is effective for transactions occurring on or after December 15, 2008. The Company does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.

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

On December 31, 2008, the amount of R$73 had been received in advance of the contract coming due on June 30 and December 30, 2009.

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

The changes on the CRC Account Securitization Fund in 2008 were as follows:

Balance at December 31, 2007	1,763
Monetary updating on the senior quotas	128
Monetary updating on the subordinated quotas	26
Funds received — subordinated quotas	13
Amortization of the senior quotas	(128)
Amortization of the subordinated quotas	(1)
Balance at December 31, 2008	1,801

Composition of the CRC Account Securitization Fund at December 31, 2008
- Senior quotas held by third parties	990
- Subordinated quotas held by CEMIG	738
Dividends held by the Fund	73
TOTAL	1,801

The dividends to be distributed to shareholders arising from net income recorded for the period ended of December 31, 2008, proposed by the Executive Board and the Board of Directors, in accordance with the Company´s Bylaws, are recorded as Current liabilities. Of the dividends to be distributed, R$210 is payable to the government of the State of Minas Gerais, and R$138 will be retained for settlement of part of the CRC Agreement.

In connection with the Fourth Amendment, the Company committed to comply with financial covenants which are calculated based on the financial statements prepared in accordance with Brazilian GAAP:

Target Description —According to Brazilian GAAP	Index Required
Indebtedness (1)/EBTIDA (2)	Less than 2
Indebtedness(1) / Indebtedness plus Shareholders Equity	Less than or equal to 40.00%
Capital expenditures	Less than or equal to 40.00% of EBTIDA

(1) Indebtedness = total consolidated short-term and long-term financing

(2) EBTIDA = Earnings before interest, income taxes, depreciation and amortization.

In the event the Company does not comply with the above covenants, the non-compliance is reported and addressed by the Company’s Board of Directors. As of December 31, 2008 and 2007, the Company was in compliance with the above covenants.

4. DEFERRED REGULATORY ASSETS AND LIABILITIES

The components of the deferred regulatory assets and liabilities are as follows:

	December 31,
	2008	2007
Energy Rationing Plan - Extraordinary rate adjustment (a):
Revenue losses incurred during the rationing period	—	35
Amounts to be transferred to generators	—	334
	—	369

Energy transactions on Câmara de Comercialização de Energia Elétrica — CCEE (“CCEE/MAE”) during the rationing plan (b)	38	413
Provision for loss on Transactions on the CCEE/MAE	(26)	(391)
	12	22
Additional Parcel A costs:
- Period from January 1, 2001 to October 25, 2001 (c.1)	515	708
- Period from October 26, 2001 and thereafter (c.2)	380	(35)

Deferred rate adjustment (d)	133	545
PIS-PASEP/COFINS (e)	46	117

Tariff review (note 26)	(214)	—
	872	1,726

Current assets	754	903
Other assets	332	823
Current liabilities	(214)	—

The regulatory assets related to the Energy Rationing Plan, Energy transactions on CCEE/MAE and additional Parcel A costs bear interest at the SELIC (Brazilian benchmark interest rate) rate. The deferred rate adjustment and PIS-PASEP/COFINS regulatory assets are restated based on IGP-M (General Market Price Index). These assets are being recovered based on the rate adjustment on April 8, 2008. CEMIG estimates the remaining recovery period for these assets at December 31, 2008 to be substantially less than 24 months, except for a portion of the Parcel A costs, related to the period from January 1, 2001 to October 25, 2001, for which the recovery period, established by the regulatory agency, started in March 2008. The Company expects to recover that asset by 2010.

The Company has not recorded VAT related to the above items. The VAT, amounting to R$36 as of December 31, 2008 (R$234 as of December 31, 2007), will be assessed when these amounts are invoiced to the customers as a gross-up to the revenue invoiced. The VAT collected will then be passed on to the state tax authorities, resulting in no effect on net operating revenues. VAT is not assessed on Parcel A costs and PIS-PASEP/COFINS.

(a) Energy Rationing Plan — Extraordinary rate adjustment (“RTE”)

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

The General Agreement addressed margin losses incurred by the electric distribution and generation companies during the period of the Energy Rationing Plan and the costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or “MAE”), succeeded by the CCEE/MAE, up to December 2002. These items were recovered by an extraordinary rate adjustment as follows:

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

The RTE described above is being used to compensate the following items:

•                                  Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by ANEEL. Calculation of this value did not take into account any losses from default by consumers.

•                                  Amounts represent losses incurred by the generation companies that bought power in the MAE, held in 2004 by the Electric Power Trading Chamber (“CCEE/MAE”), in the period from June 1st, 2001 until February 28, 2002, with prices exceeding the amount of R$49.26/MWh (“free energy”).

The period of validity of the RTE of 74 months expired in February 2008, and the Company wrote-off as a loss the amount of R$349 as a result of this period not having been long enough for all of the assets relating to the rationing-related losses to be received. It did not impact the statement of operations because a provision for this amount had already been recorded.

Also as a result of the termination of the period of validity of the RTE, the Company wrote-off values to be retained for pass through to the generators, in the amount of R$323, and the related obligations, posted in the Accounts payable to suppliers, in relation to making of the pass through payment. This transaction did not impact the statement of operations since the asset and the related liability write-off were performed in the same amount (See note 12).

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

Write-off and Provision for losses

As described above, the Company received RTE amounts from other distribution companies. ANEEL established a time limit for these distribution companies to collect RTE from their respective consumers. Since these companies did not collect the full amount, the Company did not receive the recorded asset. As of December 31, 2008, the Company had a recorded provision for losses in the amount of R$26 that represents the losses that were expected to occur due to the period of receipt of the RTE from the other distributors that are still passing through funds to the Company in case of not being sufficient for full payment of the amounts owed.

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

The recovery of the Parcel A began in March 2008, immediately after the ending of the period of recovery of Energy Rationing Plan – Extraordinary rate adjustment, using the same mechanisms. In other words, the adjustment applied to tariffs for compensation of the amounts of the RTE will continue, for compensation of the items of the Parcel A.

When the amounts of Parcel A are received in the tariff, the Company transfers the corresponding amount, posted in assets, to the income statement. The table bellow shows the amounts transferred in 2008:

Amounts transferred to expenses	December 31, 2008
Electricity purchased for resale	161
Fuel usage quota	71
Global reserve for reversion quota	7
Tariff for transport of electricity from Itaipu	3
Tariff for use of the transmission facilities of the basic grid	18
Charges for use of water resources	6
Energy Service Inspection fee	1
267

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

The amounts determined for the Parcel A costs for the period from October 26, 2001 and thereafter are recorded as deferred regulatory assets, as follows:

Parcel A Items	December 31, 2008	December 31, 2007

System service charges	158	20
Electricity purchase rate	110	(36)
Itaipu Binacional electricity transport rate	5	(1)
Fuel usage quota — CCC	61	(27)
Rate for use of basic transmission network	28	(11)
Energy development account quota — CDE	10	10
Charges for use of water resources	3	3
Incentive program for Alternative Electric Power Sources – PROINFA	5	7
	380	(35)

The above-mentioned amounts are restated based on the SELIC through annual rate adjustments.

(d) Deferred rate adjustment

ANEEL Resolution No. 71, dated April 4, 2004, determined that the rate adjustment that should have been applied to the Company’s rates on April 8, 2003 was 44.41%, instead of 31.53% which was originally applied. The percentage difference of 12.88% (in absolute terms) has been offset through an increase of R$301, in April 2003 values, in each one of the tariff adjustments scheduled to take place in 2004 through 2008, including monetary restatement calculated based on IGP-M variation plus 11.26% interest.

	December 31,
	2008	2007

Deferred rate adjustment – since April 8, 2003	950	950
Interest (defined by Aneel – 11.26% per year)	447	434
Monetary restatement – IGP-M Index	202	190
(-) Amounts collected	(1,466)	(1,029)
	133	545

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

The income taxes are calculated on an individual basis for each subsidiary and cannot be consolidated according to the Brazilian tax law.

(a) Income tax reconciliation:

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,
	2008	2007	2006

Income before income taxes	2,508	2,303	1,199
Income tax expense (34%)	(853)	(783)	(407)
Effects of:
Income tax benefit (expense)-
Interest on capital (1)	—	—	57
Reversal on account receivable from State Government (2)	—	—	143
Social Contribution on Complementary Monetary Restatement	—	—	(3)
Adjustment on special obligations (3)	—	—	(359)
Equity in Investees	70	77	30
Change in valuation allowance	—	14	—
Others	28	7	42
Income tax expense	(755)	(685)	(497)
Current tax expense	(973)	(941)	(575)
Deferred tax benefit	218	256	78
Income tax expense	(755)	(685)	(497)

The effective tax rates are 30% in 2008, 30% in 2007 and 41% in 2006.

(1) Brazilian companies are permitted to pay interest on capital. The calculation is based on the shareholders’ equity amounts prepared in accordance with Brazilian GAAP. The interest rate applied may not exceed the long-term interest rate determined by the Brazilian Central Bank and interest paid may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus profit reserves.

The amount of interest on capital is deductible for income taxes purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. The interest on capital is recorded in tax and accounting books as financial income, when declared by subsidiaries, and as financial expense when declared to be paid to stockholders. However, for financial statement presentation, the Company considers the substance of the transaction. As such, interest on capital is considered as dividends received or paid, with no effect in the statements on income. In the financial statements, those dividends are reclassified, which means that interest on capital received is credited to investments and interest on capital paid is debited to retained earnings, while the income tax effects remain in statement of operations.

(2) Due to the transfer of CRC Agreement receivables to the FIDC, described in note 3, the provision for losses arising from the difference between the gross asset and the recorded amount of CRC agreement became deductible for income taxes purposes according to the Brazilian Corporate and Taxes Laws.

(3) As a consequence of changes in ANEEL’s regulations in 2006, mentioned in Note 2r, the Company recorded an expense in the 2006 Statement of operations in the amount of R$1,057 related to the portion of special obligations previously charged against property, plant and equipment and which were previously depreciated by the Company for regulatory purposes.

(b) Analysis of deferred tax balances:

As of December 31, 2008 and 2007, the deferred tax balances have been computed using a 34% rate, which is the enacted tax rate expected to be in force upon realization. The major components of the deferred income taxes accounts in the consolidated balance sheets are as follows:

	December 31,
	2008	2007

Deferred Tax Assets:
Tax loss carryforwards	508	548
Employee post-retirement benefits	306	411
Provision for contingencies	126	95
Provision for doubtful accounts	88	110
Temporary difference on regulatory assets	—	451
Other temporary differences	32	2
Total gross deferred tax assets	1,060	1,617

Offset balance between assets and liabilities	(140)	(657)

Valuation allowance on realization of deferred tax balances	(437)	(437)
Net deferred tax assets	483	523

Deferred Tax Liabilities:
Temporary difference on regulatory assets	(2)	(674)
Effects of differences between book and tax basis of property, plant and equipment.	(276)	(285)
Other temporary differences	(10)	—
Total gross deferred tax liabilities	(288)	(959)

Offset balance between liabilities and assets	140	657
Net deferred tax liabilities	(148)	(302)

Net deferred tax asset	335	221

Current Assets	48	71
Other Assets	435	452
Current Liabilities	—	(140)
Long-term Liabilities	(148)	(162)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2008. The amount of the deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

Tax loss carryforwards of R$1,494 as of December 31, 2008 may be offset against a maximum of 30% of annual taxable income and do not expire under Brazilian tax law.

Considering, as mentioned before, that the Brazilian Tax Law permits companies to benefit from the payment of interest on capital and deduct such payments from their taxable income, the Company adopted the tax position of paying interest on capital to their shareholders. According to our tax planning strategy, after utilizing a balance of withholding taxes currently recorded as “Recoverable Taxes” in the next few years, we will distribute interest on capital in an amount that will reduce our taxable income to close to or equal to zero.  As a consequence, this alternative should eliminate the payment of the income and social contribution taxes by Cemig Holding and the tax loss carryforwards would not be recovered.

As previously mentioned, the Company considers the payment of interest on capital as part of its tax-planning strategies and also considers that the payment of interest on capital in the future is a better alternative than the recovery of its tax loss carryforwards. Therefore, the Company recorded a valuation allowance in its Financial Statements in the amount of R$437 as of December 31, 2008 related to tax loss carryforwards not expected to be recovered.

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs Upon the implementation of FIN 48, the Company did not record any further adjustments related to uncertainty in income taxes, beyond those already recorded. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Balance at January 1,	32	28
Increase related to current year tax positions	4	4
Increase related to prior year tax positions	8	—
Balance at December 31,	44	32

Included in the balance of total unrecognized tax benefits at December 31, 2008 and 2007, are potential benefits of R$44 and R$32, respectively, if recognized, would affect the effective rate on income from continuing operations. The Company recorded R$12 and R$1 of interest and penalties related to unrecognized tax benefits during 2008 and 2007 in the statements of operations. Total amount of interest and penalties accrued as of December 31, 2008 and 2007 was R$34 and R$22, respectively.

The Company and its subsidiaries file federal income tax returns only in Brazil (except Transchile Charrua Transmission S.A. which domiciled in Chile and is in a start-up phase). The Company is no longer subject to Brazilian federal income tax examinations for years before 2003. All income before taxes and related income taxes are from Brazilian sources. The main lawsuits challenged by the Brazilian Revenue Service are described in note 17. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company’s policy is to record penalties and interests related to unrecognized tax benefits as financial expenses in the consolidated statements of income.

6. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

	December 31,
	2008	2007

Cash on hand and in banks	171	360
Cash equivalents, principally certificates of deposit	1,798	1,424
	1,969	1,784

Cash and cash equivalents consist of transactions with Brazilian financial institutions, contracted on normal market conditions and at normal market rates. These are highly liquid, able to be converted into a known amount of cash and are subject to an insignificant risk of change of value.

7. ACCOUNTS RECEIVABLE, NET

The following table sets forth information concerning accounts receivable:

	As of December 31, 2008
				Total
		Past-due		December 31,
		Up to 90	Over 90
	Current	days	days	2008	2007

Residential	309	127	108	544	614
Industrial	306	51	331	688	559
Commercial	175	40	83	298	340
Rural	53	17	32	102	108
Governmental entities	73	22	70	165	220
Public services	43	4	11	58	54
Subtotal	959	261	635	1,855	1,895
Distributors	90	14	7	111	128
	1,049	275	642	1,966	2,023

Allowance for doubtful accounts	—	—	(244)	(244)	(295)
	1,049	275	398	1,722	1,728
Current assets				1,705	1,684
Other non-current assets				17	44

No single customer represented more than 10% of total receivables as of December 31, 2008 and 2007 or of electricity sales to final customers for the years ended December 31, 2008, 2007 and 2006.

The accounts receivable, other non-current asset, of R$17 as of December 31, 2008 (R$44 on December 31, 2007), refers to renegotiated payment of the debts with COPASA (Minas Gerais Water Company- a company controlled by the Minas Gerais State Government ) and other customers, up to September 2012.

There are recorded credits receivable from an industrial consumer in the amount of R$93 as of December 31, 2008 (R$91 on December 31, 2007), not paid due to an injunction that allowed this payment to be deferred until final judgment of a legal action challenging the rate increase during the Cruzado Economic Plan, by Ministerial Order 045/86. The Company expects this action to be concluded before the end of 2009 and expects the amounts to be received in full.

The allowance for doubtful accounts, by class of customer, is as follows:

	Year ended December 31,
	2008	2007

Residential	68	77
Industrial	79	159
Commercial	62	40
Rural	14	8
Governmental entities	16	8
Public services	5	3
	244	295

The changes in allowance for doubtful accounts were as follows:

	Year ended December 31,
	2008	2007	2006

Balance at beginning of the year	295	297	214
Accounts written off	(108)	(95)	(11)
Provision for the year recorded as other operating costs	57	93	94
Balance at end of the year	244	295	297

8. RECOVERABLE TAXES

The following table sets forth amounts of taxes recoverable for the dates indicated:

	December 31,
	2008	2007

Current assets -
Income tax	311	254
Social contribution tax	120	99
VAT	159	152
PIS-PASEP	14	27
COFINS	65	135
Other	3	22
	672	689
Other non-current assets -
Income tax	163	233
Social contribution tax	11	26
VAT	79	57
	253	316

The Income and Social Contribution Tax credits refer to amounts calculated in the Company’s previous years tax returns, and advance payments made in 2008, which will be compensated in the Income and Social Contribution taxes payable in 2009.

The credits of ICMS recoverable, recorded as Other Non-Current Assets, arise from acquisitions of fixed assets and are offset in 48 months.

9. INVESTMENTS IN AFFILIATES

The following table describes the Company’s equity investments:

	December 31,
	2008	2007

Rio Minas Energia	303	276
GASMIG	320	193
EATE	183	186
ENTE	59	63
Transleste	12	12
ETEP	38	38
Transchile	34	12
Centroeste	7	7
Transudeste	7	7
ERTE	13	14
ECTE	10	11
Transirapé	5	5
Cachoeirão	17	17
Guanhães	10	10
Axxiom	3	—
Pipoca	4	—
EBTE	7	—
Baguari Energia	140	—
Other investments	31	18
	1,203	869

(a) Acquisition of interest in transmission companies

On September 24, 2008, Brookfield exercised its option to sell, to CEMIG and Alupar Investimento S.A., who bought them in the proportion of 95% and 5% respectively, its holdings, as follows, in the voting stock of the following companies: 24.99% of the voting stock of Empresa Amazonense de Transmissão de Energia S.A. – EATE; 24.99% of the voting stock of Empresa Paraense de Transmissão de Energia S.A. – ETEP; 18.35% of the voting stock of Empresa Norte de Transmissão de Energia S.A. – ENTE; 18.35% of the voting stock of Empresa Regional de Transmissão de Energia S.A. – ERTE; and 7.49% of the voting stock of Empresa Catarinense de Transmissão de Energia S.A. – ECTE.

Completion of the transaction and final acquisition of the shares by CEMIG were subject to approval of the transfer of the shares of the above-mentioned companies by the Brazilian electricity regulator, ANEEL, the Brazilian Development Bank (BNDES) and other financial entities. The approvals were obtained by the Company in June of 2009 and CEMIG expects to conclude the transaction in July of 2009.

The amount to be paid by CEMIG for the 95% of the shares previously owned by Brookfield will be R$331, with value as of August 16, 2006 (R$489 updated at December 31, 2008), updated until the date of closing.

On October 31, 2008, after approval by ANEEL, the BNDES and other creditors, CEMIG, through its jointly-controlled subsidiary Empresa Amazonense de Transmissão de Energia S.A. – EATE, concluded the acquisition of 80% of the registered capital of Lumitrans – Companhia Transmissora de Energia Elétrica and 80% of the registered capital of STC – Sistema de Transmissão Catarinense S.A.  EATE paid R$32 for the shares of Lumitrans and R$57 for the shares in STC.

(b) Sale of Way TV subsidiary

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

(c) Consortia for the Itaocara Hydroelectric Plant, and the Paracambi and Lajes Small Hydro Plants

On July 3, 2008, the Board of Directors authorized Cemig Geração e Transmissão the acquisition of the interest of 49% of the registered capital of the Itaocara Hydro Plant and the Paracambi and Lajes Small Hydro Plants, and to constitute, the following consortia: the Itaocara Hydro Plant Consortium (Consórcio UHE Itaocara), in partnership with Itaocara Energia Ltda.; the Paracambi Small Hydro Plant Consortium (Consórcio BCH Paracambi), in partnership with Lightger Ltda.; and the Lajes Small Hydro Plant Consortium (Consórcio PCH Lajes), in partnership with Light Energia S.A. – all having as their object technical and economic feasibility studies, preparation of projects and implementation, operation, maintenance and commercial operation of the respective projects.

All the private contracts mentioned above are pending authorizations or consents required from the competent regulatory bodies, including ANEEL.

10. PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES, NET

a) Property, Plant and Equipment

The following table describes the consolidated property, plant and equipment:

		December 31,
	Annual average rate of
	depreciation
	%	2008	2007
In service
Generation-
Hydroelectric	2.48	9,210	9,140
Hydroelectric- Consortia	2.49	1,229	1,185
Thermoelectric	3.91	260	260
		10,699	10,585
Transmission	3.01	1,723	1,701
Distribution	4.74	11,983	11,522
Administration	12.08	524	516
Telecom	8.34	336	311
		25,265	24,635
Accumulated depreciation and amortization
Generation – Hydroelectric and thermoelectric		(4,921)	(4,707)
Generation – Consortia		(126)	(93)
Transmission		(1,025)	(981)
Distribution		(6,448)	(6,048)
Administration		(414)	(408)
Telecom		(162)	(135)
		(13,096)	(12,372)
Total in service		12,169	12,263

Construction in progress
Generation		218	226
Generation – Consortia		43	122
Transmission		64	61
Distribution		1,092	806
Administration		119	117
Telecom		28	7
Total in construction in progress		1,564	1,339
Total of property, plant and equipment		13,733	13,602

Interest cost capitalized during the years ended December 31, 2008, 2007 and 2006 was R$155, R$120, and R$293, respectively.

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

The Company has recorded R$256 as Construction in progress - Distribution on December 31, 2008 (R$307 on December 31 2007) related to the “Light for All Program” which approximately 184,778 consumers (information has not audited) were connected, mainly in rural areas. The program is being carried out with funds from the federal and state governments.

Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner has the right to take energy generated by the power plant in an amount proportionate to the partner’s investment. These projects are governed by executory contracts which establish the rights and obligations of each party.

CEMIG’s participation in consortia, represented by amounts invested in the projects and which are included in the previous table, is as follows:

		December 31,
	CEMIG’s Participation %	2008	2007

In service-
Queimado Hydroelectric Power Plant	82.50	209	207
Funil Hydroelectric Power Plant	49.00	163	152
Igarapava Hydroelectric Power Plant	14.50	56	56
Porto Estrela Hydroelectric Power Plant	33.33	55	55
Aimorés Hydroelectric Power Plant	49.00	692	661
Amador Aguiar I and II Hydroelectric Power Plant (former Capim Branco)	21.05	54	54
( - ) Accumulated depreciation		(126)	(93)
		1,103	1,092
Construction in progress-
Queimado Hydroelectric Power Plant	82.50	25	14
Aimorés Hydroelectric Power Plant	49.00	11	25
Funil Hydroelectric Power Plant	49.00	2	11
Baguari Hydroelectric Power Plant	34.00	5	72
		43	122
		1,146	1,214

The participation of the other partners in energy generation from consortia is as follows:

Consortium - Power Plants	Consortium participants, other than CEMIG	Participation (%)

Porto Estrela Hydroelectric	Companhia de Tecidos Nortes de Minas Gerais – COTEMINAS	33.34
	Companhia Vale do Rio Doce – VALE	33.33

Igarapava Hydroelectric	Companhia Vale do Rio Doce – VALE	38.15
	Companhia Mineira de Metais – CMN	23.93
	Companhia Siderúrgica Nacional - CSN	17.92
	Mineração Morro Velho - MMV	5.50

Funil Hydroelectric	Companhia Vale do Rio Doce - VALE	51.00

Queimado Hydroelectric	Companhia Energética de Brasília	17.50

Aimorés Hydroelectric	Companhia Vale do Rio Doce - VALE	51.00

Amador Aguiar I and II Hydroelectric	Companhia Vale do Rio Doce - VALE	48.43
	Comercial e Agrícola Paineiras Ltda.	17.89
	Companhia Mineira de Metais - CMN	12.63

Baguari Hydroelectric	Furnas Centrais Elétrica S.A	15.00
	Baguari I Geração de Energia Elétrica S.A	51.00

b) Intangibles

	December 31,
	2008	2007

Intangibles – gross carrying amount	426	360
Accumulated amortization	(148)	(127)
Total of Intangibles	278	233

11. ESCROW DEPOSITS

The escrow deposits relate principally to tax and labor issues.

The escrow deposits are mainly comprised of tax refer to ITCMD – Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax)  in the amount of R$50, Social Security and income tax obligations – related to indemnity for the “Anuênio” and profit shares in the amount of R$53 and R$69, respectively, and to PASEP/COFINS – related to exclusion of Value-added tax (ICMS) from the tax basis in the amount of R$96.

12. ACCOUNTS PAYABLE TO SUPPLIERS

	December 31,
	2008	2007
Electricity suppliers-
Eletrobrás – Energy from Itaipu	169	197
Furnas Centrais Elétricas S.A.	68	66
Spot market – CCEE/MAE	76	83
Payments to generators for energy purchased on CCEE/MAE during the rationing period	—	338
Others	178	148
	491	832

Supplies and services	228	293
	719	1,125

Current liabilities	719	784
Long-term liabilities	—	341

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

13. TAXES PAYABLE

The following table describes taxes payable:

	December 31,
	2008	2007
Current -
Income tax	44	40
Social contribution tax	17	13
VAT	277	300
Tax on revenue – COFINS	80	125
Tax on revenue – PASEP	17	32
Others	36	49
	471	559
Long-term -
Income tax	1	2
Tax on revenue – COFINS	75	—
Tax on revenue – PASEP	30	—
	106	2
	577	561

The long-term PASEP and COFINS obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes. The action also applies for offsetting of the amounts paid in the last 10 years. The Company has obtained interim relief from the court allowing it not to make the payment and authorizing payment into court starting in 2008.

14. FINANCING

(a)              The following tables describe the Company´s financings:

				December 31,
		Annual			2008		2007
LENDERS	Payments of Principal	Interest Rates (%)	Currency	Current	Long Term	Total	Total
				R$ million
IN FOREIGN CURRENCY
ABN AMRO Bank — N. II	Annually through 2013	6.00	US$	—	117	117	89
ABN AMRO Real S.A. III, IV and V	Semi-annually through 2009	6.35	US$	17	—	17	26
Banco do Brasil S.A. — Various (1)	Semi-annually through 2024	Various	US$	15	79	94	93
Banco do Brasil S.A. II	Single payment in 2009	3.90	JPY	100	—	100	61
Banco Paribas II	Semi-annually through 2012	5.89	EURO	4	9	13	13
Banco Paribas I and III	Semi-annually through 2010	Libor + 1.87	US$	28	14	42	52
KFW	Semi-annually through 2016	4.50	EURO	2	15	17	16
UNIBANCO I, III e VIII	Through various	6.50	US$	11	—	11	8
UNIBANCO III and V	Single payment in 2009	5.50	US$	5	—	5	4
UNIBANCO IV and IX	Single payment in 2009	5.00	US$	20	—	20	15
MBK Furukawa Sistemas S.A. / UNIBANCO	Semi-annually through 2008	Libor + 5.45	US$	—	—	—	6
Toshiba do Brasil S.A.	Quarterly through 2009	Libor + 6.00	US$	9	—	9	7
Total foreign currency financing				211	234	445	390

			December 31,
			2008				2007
		Annual Interest			Long
LENDERS	Payments of Principal	Rates (%)	Currency	Current	Term	Total	Total

IN LOCAL CURRENCY
Banco Credit Suisse First Boston S.A. II	Single payment in 2010	106.00% of CDI	R$	—	75	75	75
Banco do Brasil S.A. III and VII	Single payment in 2009	111.00% of CDI	R$	121	—	121	121
Banco do Brasil S.A. IV and VIII	Annually through 2013	CDI + 1.70	R$	5	109	114	113
Banco do Brasil S.A. V and IX	Single payment in 2013	107.60% of CDI	R$	12	126	138	136
Banco do Brasil S.A.	Annually through 2014	104.10% of CDI	R$	30	1,200	1,230	1,224
Banco Itaú — BBA V	Single payment in 2008	IGP-M + 10.48	R$	—	—	—	180
Banco Itaú — BBA III e VI	Single payment in 2008	CDI + 2.00	R$	—	—	—	41
Banco Itaú — BBA IV and VII	Annually through 2014	CD + 1.70	R$	16	304	320	318
HSBC Bank Brasil S.A.	Single payment in 2008	CDI + 2.00	R$	—	—	—	61
Banco Votorantim S.A. I and III	Single payment in 2010	113.50% of CDI	R$	—	55	55	57
Banco Votorantim S.A. II,III, IV	Annually through 2013	CDI + 1.70	R$	2	101	103	106
Banco WESTL do Brasil	Single payment in 2008	IGP-M + 10.48	R$	—	—	—	45
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	Monthly through 2008	SELIC + 1.00	R$	—	—	—	26
Bradesco S.A. II, III	Annually through 2013	CDI + 1.70	R$	22	379	401	398
Debentures II	Single payment in 2009	CDI + 1.20	R$	357	—	357	356
Debentures II	Single payment in 2011	104% of CDI	R$	5	239	244	243
Debentures III–Minas Gerais State Government	Through various	IGP-M	R$	—	33	33	18
Debêntures IV	Single payment in 2014	IGP-M + 10.50	R$	19	306	325	295
Debêntures V	Single payment in 2017	IPCA + 7.96	R$	2	426	428	402
ELETROBRÁS I and III	Monthly through 2013	FINEL + 7.50 and 8.50	R$	12	49	61	79
ELETROBRÁS IV	Quarterly thorough 2023	UFIR + 6.00 to 8.00	R$	46	324	370	337
Large consumers — C.V.R.D.	Semi-annually through 2011	Various	R$	3	2	5	5
Banco Santander Brasil S.A. I and II	Annually through 2013	CDI + 1.70	R$	1	80	81	81
UNIBANCO V	Single payment in 2009	CDI + 2.98	R$	107	—	107	106
UNIBANCO VI and X	Annually through 2013	CDI + 1.70	R$	13	309	322	320
UNIBANCO I	Annually through 2013	CDI + 1.70	R$	7	74	81	79
Banco Itaú and Bradesco (2)	Semi-annually through 2015	CDI + 1.70	R$	132	858	990	990
Caixa Econômica Federal	Single payment in 2008	CDI + 101.50	R$	—	—	—	200
Banco do Nordeste do Brasil	Single payment in 2010	TR + 7.30	R$	74	31	105	—
Others	Through various	Various	R$	—	—	—	12
Total local currency				986	5,080	6,066	6,424
TOTAL				1,197	5,314	6,511	6,814

(1)     These interest rates vary from 2.00 to 8.00% per year;

(2)     Refers to senior quotas of the FIDC;

(b) Composition of foreign currency financings and domestic currency financings by indices:

	2009	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total
Currency -
United States Dollars	105	54	40	37	35	3	—	41	315
Euro	6	6	6	4	2	2	2	2	30
Japanese yen	100	—	—	—	—	—	—	—	100
	211	60	46	41	37	5	2	43	445
Index -
Certificado de Depósito Interbancário – CDI (Interbank deposit rate)	830	594	706	869	998	536	206	—	4,739
Índice Geral de Preços de Mercado – “IGP-M” (General Market Price Index)	19	—	—	—	—	306	—	33	358
Unidade Fiscal de Referência – “UFIR” (Tax Reference Unit)	46	42	47	44	38	38	36	79	370
Índice Interno da Eletrobrás – “FINEL” (Eletrobrás Internal Index)	12	12	13	13	11	—	—	—	61
Índice de Preço ao Consumidor Amplo – “IPCA” (Consumer Price Index)	2	—	—	—	—	—	142	284	428
Taxa Referencial – “TR” (Referencial Tax Index)	74	31	—	—	—	—	—	—	105
Others	3	—	—	—	1	1	—	—	5
	986	679	766	926	1,048	881	384	396	6,066
	1,197	739	812	967	1,085	886	386	439	6,511

(c) The following table sets forth the variations for the periods indicated in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used to restate financing, expressed as a percentage:

	Year ended December 31,
	2008	2007	2006
Currency-
United States Dollars	31.94	(17.15)	(8.66)
Japanese Yen	62.89	(11.78)	(9.47)
Euro	24.13	(7.50)	1.85

(d) The following table sets forth the variations for the periods indicated of the principal indices applied to domestic currency financing, expressed as a percentage:

	Year ended December 31,
	2008	2007	2006
Index-
CDI	12.32	11.82	15.05
IGP-M	9.81	7.75	3.83
SELIC	12.48	11.88	15.10
FINEL	1.90	1.51	0.76

(e) The movement on financing is as follows:

	Year ended December 31,
	2008	2007

Balance at beginning of year	6,814	6,524
Loans and financings	176	1,389
Monetary and Foreign currency variation	322	63
Financial charges provisioned	650	649
Financial charges paid	(644)	(672)
Amortization of financings	(807)	(1,139)
Balance at end of year	6,511	6,814

(f) The consolidated totals of funds raised in 2008 are as follows:

Loans / financing sources	Principal maturity	Annual cost	Amount raised
IN LOCAL CURRENCY

Cemig Distribuição
Banco do Nordeste do Brasil	2010	TR + 7.30%	100
ELETROBRÁS	2020	6.00%	44
ELETROBRÁS	2016	6.00%	6
ELETROBRÁS	2015	7.00%	18
ELETROBRÁS	2013	6.50%	6
ELETROBRÁS	2013	6.50%	2
Total raised			176

(g) Restrictive Covenants

Certain of CEMIG’s loans, financing agreements and debentures contain certain financial covenants which are calculated using financial statements prepared in accordance with Brazilian GAAP.

The main covenants in existence on December 31, 2008 are as follows:

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

Net debt = Total debt less (cash balance plus tradable securities)

Ebitda= earnings before interest, taxes on profit, depreciation and amortization, In some contracts specific criteria are established for calculation of Ebitda, with some variations from this formula.

The Company is in compliance with all debt covenants above on December 31, 2008 and 2007.

15. REGULATORY CHARGES PAYABLE

The following table describes the Company’s regulatory charges payable:

	December 31,
	2008	2007
Global reserve for reversion quota	32	23
Fuel usage quota	42	30
Emergency capacity charge	36	38
Energy development account	30	34
Energy efficiency and R&D program	327	267
Other	13	7
	480	399
Current liabilities	460	384
Non current liabilities – other	20	15

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

(e) Energy efficiency and R&D program

In compliance with the regulation of the electric power sector, the electric power distributors and generators are required to spend 1% of their net revenues in energy efficiency and research and development programs. The percentage is included annually in CEMIG’s revenues through a rate adjustment stipulated by ANEEL, which should be dedicated to this program.

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

Under the defined contribution plan the Company will match the employees’ contributions from 3% to 12% of each employee’s salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2008 and 2007 was R$2,386 and R$2,131, respectively, and the contribution expense for the years ended December 31, 2008, 2007 and 2006 was R$49, R$34 and R$53, respectively.

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

Amortization of deficit in actuarial reserves

Part of the post-retirement benefit liabilities, in the amount of R$942, as of December 31, 2008 (R$1,063 as of December 31, 2007), was recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system (“Price Table”). Part of these amounts is restated annually according to the salary adjustment index for the Company’s employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA — IPEAD (consumer price index calculated by the Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University), plus 6% per year.

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

The reconciliation of funded status of the plan is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Projected Benefit obligation	5,572	5,789	922	900
Fair Value of plan assets	(4,654)	(4,385)	—	(33)
Funded status	918	1,404	922	867

The change in benefit obligations for the years ended December 31, 2008 and 2007 is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Projected Benefit obligation – beginning of year	5,789	5,009	900	790
Service cost	6	6	45	36
Interest cost	543	546	84	86
Actuarial (gain) loss	(387)	601	(65)	60
Benefits paid to participants	(379)	(373)	(42)	(72)
Projected Benefit obligation – end of year	5,572	5,789	922	900

The Accumulated Benefit Obligation as of December 31, 2008 and 2007 amounted to R$5,445 and R$7,796, respectively, and the contributions expected to be paid to the defined benefit pension plan and other plans for the next year are R$140 and R$320, respectively.

The change in plan assets for the years ended December 31, 2008 and 2007 is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Fair market value of plan assets — beginning of year	4,385	3,983	33	30
Employer contributions	165	191	42	36
Employee contributions	—	—	—	33
Actual return on plan assets	483	584	(33)	5
Benefits paid to participants	(379)	(373)	(42)	(71)
Fair market value of plan assets — end of year	4,654	4,385	—	33

The changes in benefit obligations (net of taxes) recognized in Accumulated other comprehensive income for the years ended December 31, 2008, 2007 and 2006, net of taxes, are as follows:

	2008	2007	2006
Accumulated other comprehensive income at beginning of year	1,010	610	506
Initial adoption of SFAS Nº 158, net of taxes	—	—	244
Increase (decrease) in liability	(299)	400	(140)
Accumulated other comprehensive income at the end of year	711	1,010	610

The components of accumulated other comprehensive loss/income (SFAS Nº158) ended December 31, 2008 are as follows:

	Defined benefit pension plan	Post-retirement health care, insurance and dental
Transition obligation (asset) not yet recognized in net periodic pension cost (“NPPC”) at beginning of period	—	12
Transition obligation (asset) recognized in NPPC during period	—	(5)
Prior service cost (credit) not yet recognized in NPPC at beginning of period	100	58
Prior Service Cost (credit) recognized in NPPC during period	(10)	(6)
Gain/loss not yet recognized in NPPC at beginning of period	1,209	151
Gain/loss recognized in NPPC during period	(38)	(12)
Total net actuarial (gain)/ loss arising during period	(389)	7
Total accumulated in other comprehensive loss as of 12/31/2008	872	205

The components of net periodic benefit costs for years ended December 31, 2008, 2007 and 2006 are as follows:

	Defined benefit pension plan			Post-retirement health care, insurance and dental benefits
	Year ended December 31,			Year ended December 31,
	2008	2007	2006	2008	2007	2006
Service cost	6	5	6	45	36	31
Interest cost	543	545	545	84	86	78
Expected return on plan assets	(481)	(566)	(506)	(4)	(4)	(4)
Amortization of transition obligation	—	—	—	5	5	6
Amortization of loss (gain)	38	—	33	12	9	11
Expected Employee contribution	—	—	—	(34)	(26)	(22)
Amortization of prior service cost	10	10	10	6	5	2
Net periodic benefit cost	116	(6)	88	114	111	102

The components of the projected net periodic post-retirement benefit costs for 2009 are as follows:

	Defined benefit pension plan	Post-retirement health care, insurance and dental
Service cost	5	11
Interest cost	549	93
Expected return on plan assets	(558)	—
Amortization of prior service cost	10	6
Amortization of transition obligation	—	5
Amortization of loss	—	12
	6	127

The weighted-average asset allocations by asset category is as follows:

	Defined benefit pension plan, Post-retirement health care and Dental
	Asset allocation at December 31,		Target asset allocation as per FORLUZ Investment Committee percentage or range of
Type of investment	2008	2007	percentage’s

Debt Securities	85.46	80.70%	From 70% to 100%
Equity Securities	8.56	14.57%	Up to 20%
Real Estate	3.03	1.81%	Up to 7%
Participant loans	2.95	2.92%	Up to 10%
Total	100.00%	100.00%

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

As of December 31, 2008 and 2007, the pension plan assets include securities issued by CEMIG as follows:

	Defined benefit pension plan
	December 31, 2008	December 31, 2007

Debentures	354	342
Shares	29	31
	383	373

Assumptions used by the Company in 2008 and 2007 for its defined benefit pension plans were as follows (percentage including projected inflation of 5% per annum):

	2008	2007
Actuarial method	Projected Unit Credit	Projected Unit Credit
Annual discount rate	10.24	11.28
Annual expected return on plan assets	12.32	9.72
Annual salary increase	6.08	6.08
Annual increase in benefits	4.00	4.00
Mortality rate	AT - 83	AT - 83
Disability rate	Light Medium	Light Medium
Disable mortality rate	IAPB-57	IAPB-57
Expected annual turnover rate	2.00	2.00

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

Estimated Future Benefit Payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Post-retirement health care, insurance and dental benefits
2009	410	79
2010	406	82
2011	402	87
2012	397	91
2013	391	95
2014 and thereafter	1,857	550
	3,863	984

Contribution:

The Company expects to contribute R$172 to its pension plan and R$12 to post-retirement health care, insurance and dental benefits plan in 2009.

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

	December 31,
	2008	2007
Labor Claims
Various	82	78

Civil Lawsuits
Personal Injury	35	8
Rate Increase	78	72
Other	109	55
	222	135
Tax
FINSOCIAL	21	21
VAT	—	2
Taxes payable – Suspended Liability	77	46
INSS	1	1
Other	13	9
	112	79
Regulatory
ANEEL Administrative Proceedings	56	54
Total	472	346

Certain details relating to such provisions are as follows:

(a) Labor Claims:

The labor claims relate principally to overtime and hazardous occupation compensation besides indemnity for personal injurity litigation and property damages.

(b) Rate Increase

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government’s economic stabilization “Cruzado Plan” in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers’ claims and recent court decisions. The provision for these rate increase claims is R$78 as of December 31, 2008.

One of the industrial consumers that is taking legal proceedings against the Company on this issue had been granted a court injunction that prevented interruption of supply of electricity to its facilities. On February 19, 2009, the Higher Appeal Court accepted CEMIG’s request to suspend the effects of the injunction, on the understanding that it is not possible to impose upon CEMIG that it would continue to distribute electricity without receipting of compensation for the service.

(c) Taxes payable – Suspended Liability

The recorded provision of R$74 as of December 31, 2008 (R$46 as of December 31, 2007) is related to the deduction of the social contribution tax paid in the calculation of income tax. CEMIG has a preliminary court order granted by the Eighth Civil Court of the Federal Justice, on April 17,1998, for the exemption of payment.

(d) ANEEL Administrative Proceedings

On January 9, 2007, ANEEL notified Cemig Distribuição S.A. that it considered certain criteria adopted by the Company in calculation of the revenue from subvention for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$143. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$44.

Cemig Geração e Transmissão S.A. was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The Company presented a defense and rates the risk of loss in this action as probable in the amount of R$7.

(e) Other Civil lawsuits

Several civil claims were brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of CEMIG business and damages suffered as a result of the interruption of the supply of energy to them. The provision as of December 31, 2008 represents the potential loss relating to these matters.

(f) Contingencies for which an adverse outcome has been deemed remote or reasonably possible

CEMIG has other relevant legal proceedings against it for which the Company considers an unfavorable outcome to be remote or reasonably possible. The Company does not expect to incur any material losses with respect to these contingencies and therefore the Company has not recorded any accruals for such claims. Certain details relating to such matters are as follows:

(I) Income and social contribution taxes on post retirement benefits

On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the updated amount of R$320, arising from the utilization of tax credits that resulted from the amendment of the Company’s 1997, 1998 and 1999 tax returns. The tax returns were amended as a result of a change in the accounting method for recording post-retirement benefit liabilities. The additional liabilities that resulted from the accounting change were recognized in the revised tax returns, resulting in tax loss carryforwards.

CEMIG presented an administrative appeal in the Finance Ministry Taxpayers’ Council (Conselho de Contribuintes do Ministério da Fazenda), obtaining a favorable decision for the years 1997 and 1998 and an adverse decision to 1999. This adverse decision would result in a reduction of the tax loss carryforwards, recognized as tax credits, in the historic amount of R$29. No reserve has been recorded as a result of this assessment notice, since the Company believes that the procedures which generated the tax credits are legally sound. An adverse outcome in this matter has been deemed remote.

The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2002 and 2003. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$286. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds that support the procedures adopted. An adverse outcome in this matter has been deemed remote.

 (II) ITCMD – Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax)

The State of Minas Gerais assessed the Company for the non-payment of the tax named ITCMD – Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax), in the amount of R$141 as of December 2008. No reserve has been recorded for these claims, since the Company believes that the probability of an adverse outcome in this matter has been deemed remote.

(III) Regulatory agency acts

ANEEL has filed regulatory proceeding against CEMIG claiming that CEMIG owes the Federal Government R$1,033 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an official collection notice for the amount referred to, to be paid before January 30, 2004. The Company did not make such payment since it believes that the likelihood of an adverse outcome is possible.

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

(IV) Social Security and tax obligations – indemnity for the “Anuênio” and profit shares

CEMIG and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. paid an indemnity to the employees in 2006, in the amount of R$178, in exchange for the rights to future payments known as “Anuênios” which would be incorporated into salaries. The Company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the Federal Tax Authority, the Company and its subsidiaries decided to file for orders of mandamus to allow payment to the Court of the amount of any obligations, in the amount of R$86 as of December, 31, 2008, posted in Deposits connected to legal actions in Long term assets. No provision was made for possible losses in this matter since the company and its subsidiaries classify the risk of loss in this action as possible.

In September 2006 CEMIG was notified by the Social Security National Institute, INSS, as a result of the non-payment of the Social Security contribution on the amounts paid as profit sharing in the period 2000 to 2004, representing R$112. The Company appealed in the administrative sphere against the decision. No provision has been constituted since CEMIG believes it has arguments on the merit for defense, and the adverse outcome in this action is considered to be possible.

(V) Value-added tax

Since 2002 the Company has received a subvention from Eletrobrás in relation to the discounts given to low income consumers. The Minas Gerais state office of the Federal Tax Authority served an infringement notice on CEMIG, on the argument that the subvention should be subject to the value-added tax (ICMS), in the total amount of R$130. No provision was constituted for the result of this dispute, since the company believes that it is not a legal obligation and that it has arguments on the merit for defense against this demand. The Company believes that the likelihood of an adverse outcome in this matter is possible.

Cemig was served an infringement notice, as a co-responsible party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State Tax Authority demanded payment of the ICMS tax on these transactions, in the amount of R$22. If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The expectation of loss in this matter is possible.

(VI) The ISS tax on services

The company is involved in litigation with the City Hall of Belo Horizonte on the criteria for applicability of the ISS tax on services carried out by the Company. The amount involved in the action is R$33. No provision has been constituted since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible.

(VII) Regulatory contingency – CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders the CCEE to recalculate the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for CEMIG, referring to the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$76. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirements to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. No provision has been constituted since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible.

(VIII) Civil lawsuits - Consumers

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

The Company is the defendant in suits challenging the charging of tax on public lighting. These claims total an estimated amount of R$526 as of December 31, 2008. The Company believes that the likelihood of an adverse outcome in this matter is possible.

Through popular action that questions the Terms of Adjustment of Conduct signed between CEMIG and prosecutors, is required to return the amounts paid to service providers of the Company that runs the program Light for All to the Federal Government. The amount involved in the action is R$1,441. No provision has been constituted since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible.

(g) Environmental Matters

CEMIG has some legal proceedings related to Environmental Matters. Certain details relating to such matters are as follows:

A certain environmental association has brought a public civil action claiming indemnity for supposed collective environmental damage from the construction and operation of the Nova Ponte Hydroelectric Plant. The amount involved in the action is R$941. No provision has been recorded since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible.

18. SHAREHOLDERS’ EQUITY

(a) Capital stock:

	Year ended December 31, (thousands of shares)
	2008	2007	2006
PREFERRED SHARES:
Balance	279,378,119	273,838,953	273,838,953

COMMON SHARES:
Balance	216,923,395	212,622,504	212,622,504

TREASURY STOCK (Preferred shares):
Balance	(207,384)	(207,384)	(207,384)
Total	496,094,130	486,254,073	486,254,073

At December 31, 2008, the State Government owned 51% of the Company’s common shares and 2% of its preferred shares, equal to 23% of total capital. The holders of the preferred shares are not entitled to vote at shareholders’ meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend as described in Note 18 (d.1).

On April 29, 2008, the Annual General Meeting approved an increase in the recorded capital, through the use of the Earnings Reserve so as to comply with Article 199 of the Corporate Law, which limits the amount of the reserves to the amount of the company’s registered capital. Therefore,  the recorded capital of CEMIG, according to the Brazilian Corporate Law, increased from R$2,432 to R$2,481 with issuance of 9,840,057 new shares, through capitalization of R$49 of the balance on the Capital Reserve for Donations and Subsidies for Investments, distributing as a consequence to shareholders a bonus of 2.02%, in new shares, of the same type as those held, and with nominal value R$5.00.

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

Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2006. However, the Company opted to appropriate 5.00% of December 31, 2008  net income, according to Brazilian corporate law, in the amount of R$94.

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

In 2008, 2007 and 2006, the minimum dividend requirements have been met and dividend distributions have been made on an equal, pro rata basis with respect to all preferred shares and common shares.

Under U.S. GAAP, the Company declared dividends and interest on capital in lieu of dividends as follows:

	Year ended December 31,
	2008	2007	2006

Regular Dividends	943	867	1,178
Extraordinary dividends	—	497	—
Interest on capital	—	—	169
Total	943	1,364	1,347

The Company reverts the dividends not claimed by the shareholders within three years of the date they were distributed in accordance with the Brazilian Corporate Law and its by-laws. The amounts of the dividends not claimed is “de minimis”.

(e) Earnings per share - Since each class of shares participates equally in earnings in the years presented, earnings per share was computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Consistent with many other Brazilian corporations, CEMIG discloses earnings per one thousand shares, as this is the minimum number that can be traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange, or “BOVESPA”).

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

At December 31, 2008 and 2007, the Company has obligation to issue shares in connection with dividends destined to offset the related receivable that are included in the weighted average shares outstanding. The following share information has been retroactively restated to reflect the stock split:

	2008	2007
Basic weighted average shares outstanding	496,094,130	486,254,073
Dilutive effect shares to be issued in connection with the account receivable from the State Government.	2,784,447	9,840,057
Diluted weighted average shares outstanding	498,878,577	496,094,130

19. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:

	Year ended December 31,
	GWh (unaudited)			R$
	2008	2007	2006	2008	2007	2006

Residential	7,164	6,813	6,647	3,389	3,529	3,244
Industrial	26,198	24,183	23,759	3,801	3,216	2,937
Commercial	4,423	4,111	3,851	1,898	1,865	1,654
Rural	2,296	2,200	1,938	554	591	505
Governmental entities	1,737	1,678	1,650	553	562	512
Public services	1,073	1,060	1,016	294	297	258
Own consumption	35	34	30	—	—	—
Unbilled, net	—	—	—	8	131	209
	42,926	40,079	38,891	10,497	10,191	9,319
Electricity sales to the interconnected power system
Supply	11,162	12,755	10,914	922	1,108	697
Energy transactions on CCEE/MAE	—	—	—	147	26	187
Total	54,088	52,834	49,805	11,566	11,325	10,203

	Number of consumers (unaudited)
	2008	2007	2006

Residential	5,400,214	5,188,604	5,064,556
Industrial	74,482	73,606	70,795
Commercial	578,021	560,910	549,378
Rural	482,952	554,286	495,066
Governmental entities	57,165	54,199	51,929
Public services	8,543	7,799	7,654
Own consumption	829	829	796
	6,602,206	6,440,233	6,240,174
Supply	46	47	43
Total	6,602,252	6,400,280	6,240,217

Rate Readjustment

The impact in the bills of the consumers of Cemig Distribuição S.A. was a reduction by an average of 12.24% from April 8, 2008. The adjustment was applied in different percentages by category of consumption for the purpose of gradually eliminating, as stated in a note by ANEEL, the cross-subsidies existing between consumer groups. As an example, residential consumers had a reduction of 17.11% in their electricity bills, while high-voltage consumers had a reduction of 8.02%.

Low-income consumers

The Federal Government, through Centrais Elétricas Brasileiras — “ELETROBRAS” is reimbursing distributors for billing losses incurred from 2002 resulting from the new classification criteria established for low-income consumers due to the lower rate applied to them.

ANEEL reviewed the procedures used by the Company in calculating revenue associated with the subsidy for low-income consumers.  As a result of this review, the amounts posted in 2007 were based on estimates and the amount for the period from February through November 2007 totaling R$119 was received in February 2009.

ANEEL included in the tariff review of April 2008 the amounts to be reimbursed to the Company for the subsidy for low-income consumers as from that date.

There is no individual customer that represent more than 10% of the operating revenues of the Company.

(b) The composition of other operating revenues is as follows:

	Year ended December 31,
	2008	2007	2006

Telecom and cable TV services	95	76	121
Services rendered	82	61	31
Rental and leasing	49	39	29
Services rated	14	13	10
Others	1	47	9
	241	236	200

(c) The composition of taxes on revenues is as follows:

	Year ended December 31,
	2008	2007	2006

VAT	2,521	2,493	2,286
COFINS	1,080	1,088	1,026
PIS-PASEP	241	254	231
Others	2	1	—
	3,844	3,836	3,543

(d) The composition of use of basic transmission network is as follows:

	Year ended December 31,
	2008	2007	2006

TUSD – Tariff for Use of the Distribution System	1,266	1,173	1,261
Use of basic transmission network	472	437	417
Use of connection of basic transmission	127	95	102
	1,865	1,705	1,780

20. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale:

	Year ended December 31,
	2008	2007	2006

Itaipu Binacional	776	1,000	822
Initial contracts	—	12	128
Bilateral contracts	233	149	42
Incentive Program for Alternative Electric Power Sources -PROINFA -	123	65	41
From suppliers though CCEE/MAE	234	100	26
System services charge	51	20	50
Energy Public Bids	706	780	793
Parcel A and other sources (see Note 4)	144	21	5
	2,267	2,147	1,907

(b) Personnel:

	Year ended December 31,
	2008	2007	2006

Salary and payroll charges	990	946	911
Benefits	125	117	115
	1,115	1,063	1,026
Personnel costs transferred to construction in progress	(161)	(179)	(158)
	954	884	868
Voluntary Termination Program “ PPD”	50	—	—
Voluntary Indemnity for future annual bonus – “ Anuênio”	—	—	178
	1,004	884	1,046

The Voluntary Termination Program (PPD)

On March 11, 2008, the Executive Board approved the permanent Voluntary Termination Program (PPD), which applies to any free and spontaneous terminations of employment contracts as from that date. The program’s main financial incentives include payment of 3 times the gross amount of monthly remuneration, 6 months’ contributions to the Health Plan after leaving the company, deposit of the 40% “penalty” payment due on the balance of the FGTS on termination of an employment contract, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

For employees aged 55 who have contributed for 35 years (men) or 30 years (women), the financial incentives of the program are only available if they subscribe within 90 days after the date of meeting these time and contribution criteria.

On December 31, 2008, 486 employees had joined the program (104 employees of Cemig Geração e Transmissão S.A., 372 of Cemig Distribuição S.A., and 10 of the Cemig holding company), and a provision for the financial incentives in the amount of R$50 was made.

Removal of certain employees salary benefits — “Anuênio”

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

(c) Regulatory charges:

	Year ended December 31,
	2008	2007	2006

Fuel usage quota	364	330	506
Global reserve for reversion quota	160	126	18
Energy development account	328	337	334
ANEEL inspection fee	41	37	34
Charges for use of water resources	131	137	139
	1,024	967	1,031

(d) Third-party Services

	Year ended December 31,
	2008	2007	2006

Tax collecting agents/reading of measurers	107	101	93
Marketing	61	64	49
Maintenance and electric conservation of installations and equipment	113	101	84
Building maintenance	37	35	29
Outsourcing services	35	19	27
Transportation and fares	11	8	8
Lodging and feeding	19	17	16
Security	15	14	14
Management Consulting	19	13	22
Maintenance of furniture	28	26	21
Maintenance of vehicle	22	19	17
Electric service	22	26	20
Other	116	107	75
	605	550	475

(e) Other:

	Year ended December 31,
	2008	2007	2006

Provision for doubtful accounts	57	93	94
Disposal of fixed assets, net	30	40	37
Provisions (reversion provision) for contingencies-
Labor claims	4	43	(79)
Civil lawsuits – Consumers	19	28	(18)
ANEEL administrative proceedings	7	43	—
Civil lawsuits – Other	59	(6)	19
Other	10	10	—
Rentals	39	34	33
Grants and donations	43	41	35
Consumption – electric energy	15	17	16
Advertising	31	26	21
CCEE/MAE contribution	4	3	3
Other taxes (real estate, vehicle, etc)	42	39	29
General expenses	50	61	44
	410	472	234

21. EMPLOYEE PROFIT SHARING

The Company records employee profit sharing based on 3% of the service income, which resulted in an expense of R$89, R$96 and R$71, respectively, for the years ended December 31, 2008, 2007 and 2006. Additionally, in the collective labor agreement reached with the unions in November 2008, 2007 and 2006, the Company agreed to pay additional installments of R$273, R$359 and R$139, respectively.

Under these agreements, the share in the profits of 2008, 2007 and 2006, including the contribution to the pension plan payable on these amounts, were R$362, R$455 and R$210, respectively.

22. FINANCIAL INCOME (EXPENSES), NET

Financial income (expense) consists of the following:

	Year ended December 31,
	2008	2007	2006
Financial income-
Interest and monetary restatement of account receivable from State Government , net of provision for losses	154	159	286
Interest income	256	177	169
Late charges on overdue electricity bills, recorded on the cash basis	145	112	129
Foreign exchange gains	13	118	90
Monetary restatement on deferred regulatory assets	215	520	574
Gains on derivatives contracts	45	4	25
Taxes on financial revenues	(45)	(65)	(69)
Financial compensation – RME	83	–	–
Other	156	150	125
	1,022	1,175	1,329
Financial expense-
Interest on loans and financing	(624)	(644)	(529)
Monetary restatement on deferred regulatory liabilities	(31)	(176)	(133)
Financial transaction tax (CPMF)	(4)	(66)	(83)
Foreign exchange losses	(126)	(12)	(2)
Monetary restatement losses	(85)	(47)	(34)
Losses on derivative contracts	—	(171)	(116)
Other expenses	(135)	(107)	(97)
	(1,005)	(1,223)	(994)
Financial income, net	17	(48)	335

The foreign exchange gains and losses are substantially related to the variation of the real in relation to the U.S. dollar.

23. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

Holding and Consolidated

	ASSETS		LIABILITIES		REVENUES		EXPENSES
ENTITIES	2008	2007	2008	2007	2008	2007	2008	2007

Cemig Distribuição S.A.
Dividendes and interest on Capital	682	674	—	—	—	—	—	—
Electricity sales to final consumers	—	—	—	13	—	—	—	(80)
Others	12	—	10	2	—	—	—	—

Cemig Geração e Transmissão S.A.
Dividendes and interest on Capital	518	565	—	—	—	188	—	—
Electricity sales to final consumers	—	22	—	—	—	80	—	—
Others	—	—	—	3	—	—	—	—

State Government of Minas Gerais
Accounts receivable	2	2	—	—	70	66	—	—
Recoverable taxes - VAT - current	159	164	277	264	(2,521)	(2,493)	—	—
Account receivable from Minas Gerais State Government	1,801	1.763	—	—	—	123	—	—
Recoverable taxes — VAT — non current	79	57	—	—	—	—	—	—
Accounts receivable	17	37	—	—	—	—	—	—
Dividendes and interest on Capital	—	—	—	126	—	—	—	—
Debentures	—	—	33	18	—	—	—	(35)
Account Securitization Fund (FIDC)	—	—	990	990	—	—	—	—
Financing - BDMG	—	—	19	18	—	—	—	—

Forluz
Employee post-retirement benefits - current	—	—	75	89	—	—	(277)	(140)
Employee post-retirement benefits — non current	—	—	1,765	2,182	—	—	—	—
Others	—	—	73	89	—	—	—	—
Personnel	—	—	—	—	—	—	(49)	(34)
Administrative Costs	—	—	—	—	—	—	(16)	(21)

Other
Interest on Capital	—	116	—	—	—	—	—	—

24. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty. Financial instruments, which potentially subject CEMIG to concentrations of credit risk are cash and cash equivalents for 2008 and 2007. CEMIG limits its credit risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions generally with short-term maturities.

(a) Cash and cash equivalents :

As of December 31, 2008 and 2007, cash and cash equivalents are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

(b) Financing and other financial instruments:

Based on interest rates currently available to CEMIG for bank financings with similar terms and average maturities, the fair value of long-term financing at December 31, 2008 and 2007 is R$6,440 and R$6,628, respectively, compared to book values of R$6,511 and R$6,814, respectively.

(c) Derivative financial instruments:

The Company utilizes derivative financial instruments to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. As of December 31, 2008, the Company has derivative financial instruments (“swaps”) with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the net notional amount of US$91 million (US$69 million in 2007) and the Japanese yen in the notional amount of ¥3,879 million (¥3,879 million in 2007). The net realized and unrealized losses from these operations for 2008 in the net amounts of R$28 (R$167 in 2007 and R$91 in 2006), were recorded as financial expenses.

The table below summarizes the Company’s derivative financial instruments and the unrealized losses recorded on these instruments as of December 31, 2008 and December 31, 2007:

			December 31, 2008
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million	Fair Value

¥ (Japanese Yen) exchange gains or losses + rate (3,90% p.a.)	R$ pegged to the CDI variation(111.00% CDI)	On 12/2009	¥3,879	3

US$ exchange gains or losses + rate (5.58% p.a. 7.48% p.a.)	R$ 100% of the CDI + rate from 1.50% p.a. to 3.01% p.a.	From 04/2009 to 06/2013	US$59	(97)

R$ 106% of the CDI	R$ or US$ 48% of the CDI or exchange gains or losses (whichever is higher)	On 04/2010	R$75	—

				(94)

			December 31, 2007
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million	Fair Value

¥ (Japanese Yen) exchange gains or losses + rate (3.90% p.a.)	R$ pegged to the CDI variation(111.00% CDI)	On 12/2009	¥3,879	(48)

US$ exchange gains or losses + rate (5.58% p.a. 7.48% p.a.)	R$ 100% of the CDI + rate from 1.50% p.a. to 3.01% p.a.	From 04/2008 to 06/2013	US$69	(136)

				(184)

At December 31, 2008, the Company had recorded the amount of R$94 as other current liabilities, representing the fair value of these financial instruments at the respective balance sheet date.

(d) Other financial instruments:

The carrying value of CEMIG’s other financial instruments, in reais, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2008 and 2007 of these instruments.

25. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements”, which increased the disclosures related to assets and liabilities measured at fair value on a recurring basis.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability, the fair value hierarchy prioritizes the inputs used in measuring into three broad levels as follows:

• Level 1. Observable inputs such as quoted prices in active markets for identical assets or liabilities;

• Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a summary of instruments that are valued at fair value:

		Fair Value Measurements at December 31, 2008 Using
Description	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Cash equivalents
Bank deposit certificates	1,729	—	1,729	—
Treasury Financial Notes (LFTs)	40	40	—	—
Overnight deposits	29	—	29	—
	1,798	40	1,758	—
Liabilities
Foreign exchange swaps contracts	94	—	94	—

(a) Bank deposit certificates and Overnight deposits:

The Company determines the fair values of its bank deposit certificates and Overnight deposits using a discounted cash flow model. This model is primarily industry-standard model that consider various assumptions, including time value and yield curve as well as other relevant economic measures. SFAS No. 157 requires that the valuation of derivative liabilities must take into account the company’s own nonperformance risk. The counterparty nonperformance risk was not considered in the fair value measurement by the Company due to management considered it was not significant considering the entities’ credit risk based on rating agencies.

(b) Foreign exchange swaps contracts:

Our derivatives are valued using a discounted cash flow model that use as its basis readily observable market inputs, such as time value, forward interest rates, and current and forward market prices foreign currency exchange rates. We classify these instruments within Level 2 of the valuation hierarchy.

26. FINAL RESULT OF THE SECOND TARIFF REVIEW OF CEMIG DISTRIBUIÇÃO

In March 2009 ANEEL homologated the final result of the tariff review of Cemig Distribuição S.A., the effects of which take place from April 2008.

The final result of the Company’s second tariff review was an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

As a result of the homologation of the final tariff review, ANEEL recalculated the amounts which, in its judgment, should have been those effectively recognized in the Company’s tariff adjustment as from April 2008. The net effect of this homologation in the net income was in the amount of R$93 in 2008.

The adjustments in the net profit, which relate principally to (i) the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs and also from ANEEL (ii) the new calculation criterion for reimbursement of financial regulatory assets via tariffs, with a consequence of discounts in the amounts that in the opinion of the regulatory agency, were included higher in the Company´s tariff rate.

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

The main market risks which affect CEMIG’s operations are described as follows:

(a) Exchange rate risk

CEMIG and its subsidiaries are exposed to the risk of increases in exchange rates, mainly U.S. dollar against the real, significantly impacting its financial position, results of operations, and cash flows. In order to protect against increases in exchange rates, the Company has derivative financial instruments (“swaps”) with financial institutions in the amount of R$63, equivalent to the notional amount of US$91 and R$100, equivalent to the notional amount of ¥3,879. These financial instruments partially offset the exchange variation of the Brazilian real compared to the U.S. dollar and yen for interest based on the CDI (See Note 24(c)). The exchange rate net exposure is as follows:

	December 31,
	2008	2007
U.S. Dollar
Financing	315	300
( - ) Contracted derivative instruments— notional amounts	(63)	(122)
	252	178
Japanese Yen
Financing	100	61
( - ) Contracted derivative instruments— notional amounts	(100)	(61)
	—	—
Other Currencies
Financing
Euro	30	29
	30	29
Net liabilities exposed to exchange rate risk	282	207

The exposure to exchange rates shown above is reduced by the Company through contracts to sell electricity to free consumers, which is indexed to the dollar variation.

(b) Interest rate risk

CEMIG and certain subsidiaries are exposed to the risk of increases in international interest rates, impacting their loans and financing denominated in foreign currencies with floating rates, mainly LIBOR, in the amount of R$91 (R$104 as of December 31, 2007).

The Company is also exposed in 2008 to the risk of increases in interest rates on real denominated financial liabilities, partially offset by real denominated financial assets as follows:

	December 31,
CEMIG’s exposure to domestic interest rates	2008	2007

Asset
CRC Agreement	1,801	1,763
Short-term investments	1,798	1,424
Deferred regulatory assets	1,086	1,726
	4,685	4,913
Liabilities
Financing (local currency)	6,066	6,424
Payments to generators for energy purchased on CCEE/MAE during the rationing period	—	338
Derivative instruments	163	183
	6,229	6,945
Net liabilities exposed to interest rate risk	(1,544)	(2,032)

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

(d) Debt acceleration risk

The Company and certain of its subsidiaries have contracts for loans, financing and debentures with certain restrictive clauses (covenants), usually applicable to such operations, related to compliance with economic-financial indices, cash flow generation and other indicators. The creditors have the right to declare the early termination of CEMIG’s obligations and require the immediate payment of all outstanding debts in the case of a violation of such restrictive clauses. The restrictive clauses were complied with in full on December 31, 2008, and throughout the whole of the 2008 business year.

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

28. SHAREHOLDERS’ AGREEMENT

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

29. CONCENTRATIONS

(a) Labor:

The majority of CEMIG’s work force are members of SINDIELETRO (employee labor union). CEMIG and SINDIELETRO negotiate a collective bargaining agreement on an annual basis, which includes wage increases and profit sharing, along with other matters. The collective bargaining agreement becomes effective in November of each year. The 2008 collective bargaining agreement included an 7.26% average salary increase.

(b) Renewal of concession agreements:

The Mining and Energy Ministry (MME) has constituted a technical working group to analyze the criteria that will be applied in the renewals of the concessions for generation, transmission and distribution expiring from 2015 onward. Suggestions will be sent to the National Energy Policy Council and, according to statements by the participants in this group, will have as their objective the reduction of tariffs for consumers. The Company has the expectation of renewal of its concessions, and is not yet able to estimate the effect on its financial statements arising from this issue.

Seven of the Company’s hydroelectric plants accounted for approximately 75% of its installed electric generation capacity as of December 31, 2008.

GENERATION CONCESSIONS-	Installed Capacity (MW)(unaudited)	Expiration Date
São Simão	1,710	January 2015
Emborcação	1,192	July 2025
Nova Ponte	510	July 2025
Jaguara	424	August 2013
Miranda	408	December 2016
Três Marias	396	July 2015
Volta Grande	380	February 2017
Irapé	360	February 2035
Aimorés	162	December 2035
Salto Grande	102	July 2015
Others	923	July 2015 to August 2036
Total installed capacity	6,567

DISTRIBUTION CONCESSIONS-	Date concession expires
Northern Region	February 2016
Southern Regional	February 2016
Eastern Region	February 2016
Western Region	February 2016

30. INSURANCE

The Company has insurance policies for part of its property, plant and equipment, as follows:

Risk	Coverage	Effective Date	Insured Amount (*)
Aircraft — 2008 to 2009	Fuselage	04/28/08 to 04/28/09	16
Aircraft — 2008 to 2009	Third party liability	04/28/08 to 04/28/09	56
Warehouses and buildings — 2008 to 2009	Fire	08/10/08 to 08/10/09	626
Generators, turbines and equipment — 2008 to 2009	Total	05/05/08 to 05/05/09	1,777	(**)

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

(*) Unaudited

(**)The maximum limit of indemnity is R$144

31. COMMITMENTS

CEMIG has outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2008, about our contractual obligations and commitments.

							2015
							and
	2009	2010	2011	2012	2013	2014	beyond	Total

Long-Term debt (1)	1,197	739	812	967	1,085	886	825	6,511
Derivative financial instruments (“swaps”)	49	12	11	11	11	—	—	94
Purchase of Electricity from Itaipu (2)	860	918	947	979	1,014	1,029	4,127	9,874
Transportation of Electric Power from Itaipu (2)	67	72	75	77	83	—	—	374
Pension Plan Debt - Forluz	75	78	68	63	41	44	573	942
“ Luz para todos” (Light for all) Program	157	250	—	—	—	—	—	407
Regulatory Investments	677	474	422	419	—	—	—	1,992
Concession Granted (3)	2	2	2	7	15	15	313	356
Electricity Power Purchase (4)	1,966	2,755	3,660	4,187	4,291	4,615	22,974	44,448
Total	5,050	5,300	5,997	6,710	6,540	6,589	28,812	64,998

(1)           In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. These amounts do not include interest payments on debt or payments under interest rate swap agreements. The Company expects to pay approximately R$623 million in interest payments on debt in 2009. Interest payments on debt for years following 2008 have not been estimated since they are subject to future variations in variable interest rates and foreign currency exchange rates.  The Company does not believe projections of interest payments and payments under interest rate swap agreements would be meaningful.

(2)           Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2008.

(3)           In obtaining the concessions for construction of some generation projects, the CEMIG Geração e Transmissão S,A, undertook to make payments to the concession-granting power, over the period of validity of the contract, as compensation for commercial operation.

(4)           It includes spot market, purchase through auctions and bilateral agreements.

32. SEGMENT INFORMATION

The main Company’s reportable segments are its generation and transmission, and distribution segments.

The Company’s chief operating decision maker utilizes information prepared in accordance with Brazilian GAAP. Consequently, the Company has presented its segment information in accordance with Brazilian GAAP, reconciled to U.S. GAAP. The operations of all reportable segments of the Company are conducted substantially in the State of Minas Gerais, Brazil. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a responsible senior officer. All inter-segment activity has been eliminated. Financial information for each of the Company’s reportable segments for the years ended December 31, 2008, 2007 and 2006 ( only for the consolidated statements of operations and comprehensive income), is as follows:

	BRGAAP 2008	Adjustment	USGAAP 2008	BRGAAP 2007	Adjustment	USGAAP 2007
Identifiable assets
Electricity
Distribution	13,196	149	13,345	13,207	256	13,463
Generation and Transmission	8,281	826	9,107	8,136	797	8,933
Other	2,340	(11)	2,329	1,954	3	1,957
Total consolidated assets	23,817	964	24,781	23,297	1,056	24,353

The Company allocated the account receivable from Minas Gerais State Government to the Distribution segment.

2008	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	3,334	6,412	93	9,839	(11)	9,828

Operating income	1,750	847	(101)	2,496	(209)	2,287

Financial income (expenses), net	(171)	(12)	68	(115)	132	17

Income tax – (Expense) Benefit	(431)	(226)	(126)	(783)	28	(755)

Net income	1,148	609	55	1,812	(59)	1,753

Depreciation and amortization charges	(240)	(354)	(26)	(620)	149	(769)

Equity method	—	—	214	214	(10)	204

Additions to property, plant and equipment	96	716	46	858	113	971

2007	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	2,999	6,368	111	9,478	(48)	9,430

Operating income	1,450	1,405	(51)	2,804	(274)	2,530

Financial income (expenses), net	(185)	10	34	(141)	93	(48)

Income tax – (Expense) Benefit	(298)	(312)	(134)	(744)	63	(681)

Net income	857	771	107	1,735	(117)	1,618

Depreciation and amortization charges	239	417	16	672	206	878

Equity method	—	—	222	222	—	222

Additions to property, plant and equipment	293	733	24	1,050	70	1,120

2006	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	2,427	6,246	20	8,693	(53)	8,640

Operating income	1,184	873	(5)	2,052	(1,279)	773

Financial income (expenses), net	(270)	197	120	47	288	335

Income tax – (Expense) Benefit	(208)	(300)	33	(475)	(22)	(497)

Net income	706	770	243	1,719	(1,017)	702

Depreciation and amortization charges	224	367	38	629	181	810

Equity method	—	—	97	97	(6)	91

Additions to property, plant and equipment	152	918	16	1,086	242	1,328

33. CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CEMIG

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007 (UNCONSOLIDATED)

(Expressed in millions of Brazilian reais)

	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	257	22
Tax recoverable (note 8)	12	33
Deferred income and social contr. Taxes (note 5)	18	93
Dividends receivable	1,437	1,384
Other	21	10
	1,745	1,542

NONCURRENT ASSETS
CRC Account Securitization Fund (FIDC) (note 3)	811	773
Deferred income and social contr. Taxes (note 5)	158	111
Tax recoverable (note 8)	174	260
Escrow deposits	88	131
Other	107	7
	1,338	1, 282

PERMANENT ASSETS
Investments in subsidiaries and affiliates	7,897	6,745
Property, plant and equipment	5	231
	7,902	6,976

TOTAL ASSETS	10,985	9,800

	2008	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable to suppliers	7	12
Payroll and related charges	16	9
Taxes payable	32	39
Dividends and interest on capital	960	881
Current portion of long-term financing	7	6
Other	39	119
	1,061	1,066

LONG TERM LIABILITIES
Long-term financing (note 14)	74	74
Employee post-retirement benefits (note 16)	90	115
Accrued liability for contingencies (note 17)	397	292
Other	30	29
	591	510

SHAREHOLDERS’ EQUITY	9,333	8,224

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,985	9,800

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(UNCONSOLIDATED)
( Expressed in millions of Brazilian reais)

	2008	2007

OPERATING REVENUES	—	37
OPERATING EXPENSES	(127)	(98)
OTHER INCOME	1,940	1,917
FINANCIAL INCOME (EXPENSES), NET	58	7
INCOME AND SOCIAL CONTRIBUTION TAXES	(118)	(245)
NET INCOME	1,753	1,618

OTHER COMPREHENSIVE INCOME	299	(400)
COMPREHENSIVE INCOME	2,052	1,218

 STATEMENTS OF CASH FLOWS (UNCONSOLIDATED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Expressed in millions of Brazilian reais)

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES	1,281	1,399

CASH FLOWS FROM INVESTING ACTIVITIES
Escrow deposits	5	(10)
Acquisition of investments	(181)	(7)
Net cash used in investing activities	(176)	(17)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term financing and short-term loans	—	(30)
FIDC – amounts received	—	7
Dividends and interest on capital paid	(870)	(1,360)
Net cash provided by (used in) financing activities	(870)	(1,383)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	235	(1)

CASH AND CASH EQUIVALENTS:
Beginning of the year	22	23
End of the year	257	22
	235	(1)
SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	84	50
Interest paid, net of interest capitalized	9	11

Following is information relating to CEMIG unconsolidated condensed financial statements presented above:

•            Investments — As of December 31, 2008 and 2007, investments in subsidiaries and affiliates are comprised as follows (see note 9):

	2008	2007
Cemig Geração e Transmissão S.A.	3,808	3,304
Cemig Distribuição S.A.	2,209	2,049
Companhia de Gás de Minas Gerais — GASMIG	320	193
Empresa de Infovias S.A.	259	323
Sá Carvalho S.A.	95	94
Usina Térmica Ipatinga S.A.	66	66
Cemig Capim Branco Energia S.A.	55	51
UTE Barreiro S.A.	2	7
Cemig PCH S.A.	52	52
Efficientia S.A.	6	4
Horizontes Energia S.A.	67	66
Companhia Transleste de Transmissão — Transleste	12	12
Central Térmica de Cogeração S.A.	154	—
Rosal Energia S.A.	125	129
Companhia Transudeste de Transmissão — Transudeste	7	7
Companhia Transirape de Transmissão — Transirape	5	5
Companhia de Transmissão Centroeste de Minas	7	7
Transchile Charrúa Transmisión S.A.	34	12
Rio Minas Energia Participações S.A. — RME	303	276
Empresa Regional de Transmissão de Energia S.A. — ERTE	13	5
Empresa Amazonense de Transmissão de Energia S.A. — EATE	183	38
Empresa Catarinense de Transmissão de Energia S.A. — ECTE	10	4
Empresa Norte de Transmissão de Energia S.A. — ENTE	59	24
Empresa Paraense de Transmissão de Energia S.A. — ETEP	38	12
Axxiom	3	—
Others	5	5
	7,897	6,745

•             Taxes recoverable — As of December 31, 2008 and 2007, taxes recoverable are mainly comprised as follows (see note 8):

	December 31,
	2008	2007

Current assets -
VAT	4	3
COFINS	5	21
PIS	1	5
Other	2	4
	12	33
Other non-current assets -
Income tax	163	234
Social contribution tax	11	26
	174	260

•             Deferred income and social contribution taxes — As of December 31, 2008 and 2007, the major components of the deferred income and social contribution taxes are as follows (see note 5):

	December 31,
	2008	2007

Tax loss carryforwards	479	519
Employee post-retirement benefits	15	22
Provision for contingencies	100	77
Provision for doubtful accounts	18	22
Other temporary differences	1	1
	613	641
Provision for losses on realization of deferred tax balances	(437)	(437)
	176	204
Current Assets	18	93
Other Assets	158	111

•             Accrued liabilities for contingencies — As of December 31, 2008 and 2007, accrued liabilities for contingencies are mainly comprised as follows (see note 17):

	December 31,
	2008	2007
Labor Claims
Various	75	73

Civil Lawsuits
Personal Injury	28	7
Rate Increase	76	70
Other	94	51
	198	128
Tax
FINSOCIAL	21	21
VAT	—	2
Taxes payable — Suspended Liability	77	47
INSS	1	1
Other	13	8
	112	79
Regulatory
ANEEL Administrative Proceedings	12	12
Total	397	292

34. SUBSEQUENT EVENTS

(a) Rates readjustment

The rates of Cemig Distribuição S.A. were increased by an average of 6.21% from April 8, 2009. The adjustment was applied in different percentages by category of consumption. As an example, residential consumers had an increase of 4.87% in their electricity bills, while high-voltage consumers had an increase of 9.42%. The increase of the rates do not represent an increase of the CEMIG´s operating revenues in the same percentage because part of it is used to the regulatory assets settlement.

(b) Acquisition of interest in wind farms plants

On February 4, 2009 CEMIG announced the acquisition of a 49% of the capital interest in three wind farms: Central Eólica Praias de Parajuru (28.8 MW), Central Eólica Praia do Morgado (28.8 MW) and Central Eólica Volta do Rio (42.0 MW), – in Ceará state, totaling 99.6 MW of installed capacity to start operation within 90 days. CEMIG will invest R$213 million on these three wind farms.

CEMIG is subject to approval by the regulator, ANEEL; by the Federal Savings Bank (CEF); and by Eletrobrás. The Monopolies Authority, CADE (Administrative Defense Council) will also be notified of the transaction.

(c) Acquisition of capital interest of Terna Participações S.A.

On May 13, 2009, CEMIG shareholders approved the execution of a share purchase agreement, between Cemig Generation and Transmission and Terna – Rete Ellettrica Nazionale S.p.A (“Terna S.p.A.”), for the acquisition of approximately 82.27% of the voting and 65.86% of the total capital of Terna Participações S.A. (“Terna”) for the amount of approximately R$2,330.5 million.

Terna is a holding company, with interests in electricity transmission companies with operations in 11 states of Brazil, which are:  TSN – Transmissora Sudeste Nordeste S.A.; Novatrans Energia S.A.; ETEO – Empresa de Transmissão de Energia do Oeste S.A.; ETAU – Empresa de Transmissão do Alto Uruguai S.A.; Brasnorte Transmissora de Energia S.A.; and Terna Serviços Ltda.; which, jointly, have over 3,330 km of transmission lines.

The closing of the acquisition and the payment of the purchase price is expected to be on or after September 30, 2009, and Cemig Geração e Transmissão shall, upon the closing, carry out a mandatory tender offer for the acquisition of the floating shares of Terna, for the same purchase price and conditions of the purchase from Terna S.p.A.  (for an expected amount of, approximately, R$1,207.8 million), as required by the Brazilian Corporate Law, CVM Instruction No. 361/2002 and by the Special Corporate Governance Level 2 of the São Paulo Stock Exchange.  Such acquisition shall be submitted to the approval of the antitrust authorities and the regulatory agency.

(d) Increase in the Recorded Capital to be proposed to the Annual General Meeting of Shareholders in April 2009

The Board of Directors of CEMIG proposed to the General Meeting of Stockholders an increase in the recorded capital, through the use of the Earnings Reserve so as to comply with Article 199 of the Corporate Law, which limits the amount of the reserves to the amount of the company’s registered capital.

An increase in the registered capital of CEMIG from R$2,481 to R$3,102 was proposed, with issuance of new shares through capitalization of R$606 of the balance of the Retained Earnings Reserve, and R$14 from the Capital Reserve, distributing to stockholders as a consequence a 25% stock bonus, in new shares of the same type as those held, with a nominal unit value of R$5.00.

(e) Temporary Voluntary dismissal program (PDV)

In April 2009, CEMIG put in place its temporary voluntary dismissal program (PDV), available to employees between April 22 and June 5, 2009.

Employees who subscribe to the PDV receive a financial incentive varying between 3 and 16 times their monthly remuneration, according to criteria established in the program’s regulations, of which the principal one is the time of contribution remaining for full retirement entitlement under the national social security system (INSS). The incentive includes payment of the contributions to the pension fund and the INSS up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals) of 40% on the balance of the employee’s accumulated funds under the FGTS system.

Additionally, CEMIG guarantees full payment of the costs of the group life insurance plan, for 6 months, and of the health plan, for 12 months, from the date of leaving the company.

The provision for the expenses under this program will be made in the second quarter of 2009, depending on how many employees subscribe to the program.

***************