Form 20-F
period 2009-12-31
ENERGY CO OF MINAS GERAIS
filed 2010-06-30
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission file number 1-15224

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG
(Exact name of Registrant as specified in its charter)

ENERGY CO OF MINAS GERAIS
(Translation of Registrant’s name into English)

BRAZIL
(Jurisdiction of incorporation or organization)

Avenida Barbacena, 1200, Belo Horizonte, M.G., 30190-131
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Preferred Shares, R$5.00 par value American Depositary Shares, each representing 1 Preferred Share, without par value	New York Stock Exchange* New York Stock Exchange
Common Shares, R$5.00 par value American Depositary Shares, each representing 1 Common Share, without par value	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

298,269,668 Common Shares
384,144,914 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☐ Yes   ☐ No

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

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, including the principles that are established primarily through Law No. 6,404 of December 15, 1976, as amended, including by Law 11,638 of December 28, 2007, which we refer to as the Brazilian Corporate Law. For purposes of this annual report we prepared balance sheets as of December 31, 2009 and 2008 and the related statements of operations and comprehensive income,

i

cash flows and changes in shareholders’ equity for the years ended December 31, 2009, 2008 and 2007, in reais all in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. KPMG Auditores Independentes has audited our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, as stated in their report appearing elsewhere herein.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$1.7425 to US$1.00, the noon buying rate in New York City for cable transfers in reais as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2009. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

Changes to Regulatory Requirements for Presentation of Financial Statements — Convergence to International Financial Reporting Standards (“IFRS”)

Presentation of financial statements in accordance with IFRS

On July 13, 2007, the CVM issued Rule No. 457 to require listed companies to publish their consolidated financial statements in accordance with IFRS starting with the year ending December 31, 2010.  Those consolidated financial statements must be prepared based on IFRS as issued by the International Accounting Standards Board.

Convergence of Brazilian GAAP to IFRS

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards.  Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS.  To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporate Law and required the different applicable regulators (including CVM) to issue accounting rules conforming to the accounting standards adopted in international markets.  Additionally, the statute acknowledged a role in the setting of accounting standards for the CPC, which is a committee of officials from the Brazilian Federal Accounting Board (Conselho Federal de Contabilidade), Brazilian Independent Auditors Institute (Instituto dos Auditores Independentes do Brasil), São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros) or BM&FBovespa, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil.  Law No. 11,638 permits the CVM to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Subsequently on May 27, 2009, Law No. 11,941 was enacted and, among other issues, amended numerous provisions of the Brazilian Corporate Law and tax regulation, bringing Brazilian GAAP and IFRS into closer agreement.

As result of the issuance of Law No. 11,638, and Law No. 11,941, CPC has issued approximately 40 standards with the objective of making Brazilian GAAP similar to IFRS.  CPC has issued several standards for application beginning with the year ended December 31, 2008 and during 2009 issued several additional standards.  Our management is currently in the process of analyzing the potential impact of these new regulations and standards.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2009 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency), or ANEEL, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

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

On May 3, 2007, we effected a stock split in the form of a 50% stock dividend of our preferred shares, with a corresponding adjustment to our Preferred ADSs. On June 11, 2007, we effected (i) the grouping of our preferred shares in the form of a consolidation whereby every 500 preferred shares, with par value R$0.01, were consolidated into one preferred share with a par value of R$5.00, and (ii) a 100% forward split of the Preferred ADSs, through which the Preferred ADS ratio was changed to one preferred share per Preferred ADS. In addition, on May 2, 2008, a 2.02% stock dividend was paid on the preferred shares. On May 8, 2008, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADSs. On April 29, 2009, a 25.000000151% stock dividend was paid on the preferred shares. On May 13, 2009, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADSs. On April 29, 2010, a 10.000000128% stock dividend was paid on the preferred shares.  On May 10, 2010, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADSs.  The Preferred ADSs are evidenced by American Depositary Receipts, or Preferred ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder (the “Second Amended and Restated Deposit Agreement”).

On May 3, 2007, we effected a partial stock split in the form of a 50% stock dividend of our common shares. On June 11, 2007, we effected a grouping of our common shares in the form of a consolidation whereby every 500 common shares, par value R$0.01, were consolidated into one common share with a par value of R$5.00. On June 12, 2007, we established an American Depositary Share program for our common shares, with each Common ADS representing one common share. In addition, On May 2, 2008, a 2.02% stock dividend was paid on the common shares. On May 8, 2008, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS. On April 29, 2009, a 25.000000151% stock dividend was paid on the common shares. On May 13, 2009, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADSs.  On April 29, 2010, a 10.000000128% stock dividend was paid on the common shares. On May 10, 2010, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADSs.  The Common ADSs are evidenced by American Depositary Receipts, or Common ADRs, issued pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder (the “Common ADS Deposit Agreement” and, together with the Second Amended and Restated Deposit Agreement, the “Deposit Agreements”).

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

•                                          our ability to integrate the operations of companies we have acquired and that we may acquire;

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

The selected consolidated financial data as of December 31, 2009 and 2008 and for each of the three years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated data as of December 31, 2007, 2006 and 2005 and for the each of the two years ended December 31, 2006 and 2005 has been derived from our audited consolidated financial statements and notes thereto, which are not included in this annual report.

U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$1.7425 per US$1.00, the noon buying rate as of December 31, 2009. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On June 11, 2010, the noon buying rate for reais was R$ 1.8045 per US$1.00. See “—Exchange Rates.”

Selected Consolidated Financial Data

	As and for the year ended December 31,
	2009	2009	2008	2007	2006	2005
	(in millions		(In millions of R$ except per share/ADS data or as otherwise
	of US$)(1)(2)		indicated)
Income Statement Data:
Net operating revenues:
Electricity sales to final consumers	6,309	10,994	10,497	10,191	9,319	8,708
Deferred rate adjustment (3)	—	—	—	—	—	110
Electricity sales to the interconnected power system	965	1,682	1,069	1,134	884	237
Use of basic transmission and distribution networks	1,147	1,999	1,865	1,705	1,780	1,523
Other operating revenues	159	277	241	236	200	176
Tax on revenues	(2,210)	(3,852)	(3,844)	(3,836)	(3,543)	(3,241)
Total net operating revenues	6,370	11,100	9,828	9,430	8,640	7,513

Operating costs and expenses:
Electricity purchased for resale	(1,757)	(3,061)	(2,267)	(2,147)	(1,907)	(1,455)
Use of basic transmission and distribution networks	(434)	(756)	(634)	(564)	(687)	(709)
Depreciation and amortization	(408)	(711)	(769)	(878)	(810)	(669)
Personnel	(683)	(1,190)	(1,004)	(884)	(1,046)	(779)
Regulatory charges	(655)	(1,142)	(1,024)	(967)	(1,031)	(983)
Special liabilities	—	—	—	—	(1,057)	—
Third-party services	(418)	(729)	(605)	(550)	(475)	(420)
Employee post-retirement benefits	(101)	(176)	(277)	(140)	(245)	(257)
Materials and supplies	(60)	(105)	(170)	(148)	(116)	(95)
Reversal (Provision) for loss on deferred regulatory assets (3)	5	8	(19)	(146)	(49)	(183)
Employee profit sharing	(134)	(233)	(362)	(455)	(210)	(260)
Other	(279)	(486)	(410)	(472)	(234)	(379)
Total operating costs and expenses	(4,924)	(8,581)	(7,541)	(7,351)	(7,867)	(6,189)

Operating income	1,446	2,519	2,287	2,079	773	1,324

Financial income (expenses), net	(63)	(109)	17	(48)	335	754

Non-Operating Income	95	165	204	272	91	29

Income before income taxes and minority interests	1,478	2,575	2,508	2,303	1,199	2,107
Income taxes expense	(463)	(807)	(755)	(685)	(497)	(300)
Net income before noncontrolling interests	1,015	1,768	1,753	1,618	702	1,807
Minority interests	—	—	—	—	—	2
Net income	1,015	1,768	1,753	1,618	702	1,809

Other comprehensive income (loss)	145	253	299	(400)	140	25
Comprehensive income	1,160	2,021	2,052	1,218	842	1,834

Basic earnings (loss): (5)
Per common share	1.64	2.85	2.83	2.66	1.15	2.98
Per preferred share	1.64	2.85	2.83	2.66	1.15	2.98
Per ADS	1.64	2.85	2.83	2.66	1.15	2.98
Diluted earnings (loss): (5)
Per common share	1.63	2.84	2.81	2.61	1.13	2.95
Per preferred share	1.63	2.84	2.81	2.61	1.13	2.95
Per ADS	1.63	2.84	2.81	2.61	1.13	2.95

	As of and for the year ended December 31,
	2009	2009		2008		2007		2006		2005
	(in millions of US$)(1)(2)			(In Millions of R$ except per share/ADS data or as otherwise indicated)

Balance Sheet Data:
Assets:
Current assets	4,521	7,878		6,216		5,935		4,778		4,778
Property, plant and equipment, net	8,100	14,114		14,011		13,835		13,426		11,971
Deferred regulatory assets—long-term	34	60		332		823		1,548		2,315
Account receivable from State Government	1,047	1,824		1,801		1,763		1,726		1,519
Other assets	2,689	4,685		2,421		1,997		1,841		763
Total assets	16,391	28,561		24,781		24,353		23,319		21,346

Liabilities:
Current portion of long-term financing	2,246	3,913		1,197		941		691		985
Other current liabilities	1,993	3,472		3,692		3,572		3,639		3,953
Long-term financing	3,078	5,364		5,314		5,873		5,833		3,841
Employee post-retirement benefits—long-term	751	1,308		1,765		2,182		1,666		1,535
Shareholders’ equity	5,982	10,423		9,333		8,224		8,370		9,252
Capital stock	1,669	2,908		2,288		2,239		1,428		1,428

Other Data:
Weighted average outstanding shares—basic: (5)
Common		271,154,243		271,154,243		265,778,129		265,778,129		275,778,129
Preferred		349,015,265		348,963,420		342,039,463		342,039,463		342,039,463
Dividends per share (5)
Common		R$	1.50	R$	1.52	R$	2.24	R$	2.22	R$	2.95
Preferred		R$	1.50	R$	1.52	R$	2.24	R$	2.22	R$	2.95
Dividends per ADS (5)		R$	1.50	R$	1.52	R$	2.24	R$	2.22	R$	2.95
Dividends per share (4)(5)
Common		US$	0.86	US$	0.66	US$	1.26	US$	1.04	US$	1.27
Preferred		US$	0.86	US$	0.66	US$	1.26	US$	1.04	US$	1.27
Dividends per ADS (4)(5)		US$	0.86	US$	0.66	US$	1.26	US$	1.04	US$	1.27

Weighted average outstanding shares—diluted: (5)
Common		273,850,193		274,634,801		278,078,200		279,007,398		271,003,364
Preferred		349,015,265		348,963,420		342,039,463		342,039,463		342,039,463
Dividends per share diluted (5)
Common		R$	1.49	R$	1.51	R$	2.20	R$	2.17	R$	2.92
Preferred		R$	1.49	R$	1.51	R$	2.20	R$	2.17	R$	2.92
Dividends per ADS diluted (5)		R$	1.49	R$	1.51	R$	2.20	R$	2.17	R$	2.92
Dividends per share diluted (4)(5)
Common		US$	0.86	US$	0.66	US$	1.24	US$	1.02	US$	1.25
Preferred		US$	0.86	US$	0.66	US$	1.24	US$	1.02	US$	1.25
Dividends per ADS diluted (4)(5)		US$	0.86	US$	0.66	US$	1.24	US$	1.02	US$	1.25

(1)                                 Converted at the exchange rate of US$1.00 to R$1.7425, the noon buying rate as of December 31, 2009. See “—Exchange Rates.”

(2)                                 In millions, except per share/ADS data.

(3)                                 See Note 4 to our consolidated financial statements.

(4)                                 This information is presented in U.S. dollars at the noon buying rate in effect as of the end of each year.

(5)                                 Per share numbers have been adjusted to reflect the stock dividend and consolidation of our shares, and per Preferred ADS numbers have been adjusted to reflect the 100% forward split of our Preferred ADSs, each of which occurred in May and June 2007. In addition, per share numbers have been adjusted to reflect the stock dividends on our shares in May 2008 and May 2009, and per ADS numbers have been adjusted to reflect the corresponding adjustments to our ADS.

Exchange Rates

In March 2005, the National Monetary Council (Conselho Monetário Nacional), or CMN, consolidated the commercial rate exchange market and the foreign exchange market into a single floating rate exchange market, where all foreign exchange transactions are now carried out by financial institutions authorized by the Central Bank to operate in this market.

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

	Reais per US$1.00
Month	Low	High	Average	Period-end
December 2009	1.7050	1.7905	1.7508	1.7425
January 2010	1.7200	1.8755	1.7817	1.8755
February 2010	1.8010	1.8865	1.8403	1.8082
March 2010	1.7620	1.8207	1.7855	1.7821
April 2010	1.7270	1.7780	1.7568	1.7270
May 2010	1,7360	1,8850	1,8142	1,8170
June 2010 (1)	1,8045	1,8651	1,8326	1,8045

(1)As of June 11, 2010.

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2005	2.1695	2.7755	2.4352	2.3340
2006	2.0549	2.3580	2.1738	2.1342
2007	1.7298	2.1520	1.9449	1.7790
2008	1.5580	2.6190	1.8322	2.3130
2009	1.6995	2.4420	1.9976	1.7425

Source: U.S. Federal Reserve Board

Risk Factors

You should consider the following risks as well as the other information in this annual report in evaluating an investment in our company.

Risks Relating to CEMIG

We are controlled by the State Government which may have interests that are different from yours.

As our controlling shareholder, the government of the State of Minas Gerais exercises substantial influence on the strategic orientation of the business of CEMIG. Elections will be held in Minas Gerais in October 2010. The period before the election may result in changes to the existing governmental policies, and the post-election administration may seek to implement new policies. The government of the State of Minas Gerais currently holds approximately 51% of our common shares and, consequently, has the right to the majority of votes in decisions of the General Meetings of our Shareholders, and can (i) elect the majority of the members of the Board of Directors of CEMIG, and (ii) decide matters requiring approval by a specific majority of our shareholders, including transactions with related parties, shareholding reorganizations and the date and payment of any dividends. It is not possible to analyze the impact and effects this may have on us or our results of operations.

The operations of CEMIG have had and will continue to have an important impact on the commercial and industrial development of the State of Minas Gerais, and on its social conditions. In the past, the State Government has, and may in the future, use its status as our controlling shareholder to decide that we should engage in certain activities and make certain investments aimed, principally, to promote its political, economic or social objectives and not necessarily to meet the objective of improving our business and/or operational results.

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

The rules for the sale of electric energy and market conditions could affect our energy selling prices.

Under applicable law, our generation companies are not allowed to sell energy directly to our distribution companies. As a result, our generation companies have to sell electricity in a regulated market through public auctions conducted by ANEEL (the “Regulated Market,” the “ACR,” or the “Pool”) or in the Free Market (the “ACL”). Legislation allows distributors that contract with our generation companies under the Regulated Market to reduce the quantity of energy contracted under some agreements up to a certain limit, exposing our generation companies to the risk of failing to sell its remaining energy at adequate prices.

We perform trading activities through power purchase and sale agreements, mainly in the ACL, through our generation and trading subsidiaries.  Contracts in the ACL with consumers that are allowed to purchase energy directly from generating companies or from energy traders, referred to as “Free Consumers,” are generally consumers with demand equal to or greater than 3 MW or consumers with demand between 500 kW and 3 MW from so-called “renewable energy sources,” such as small hydroelectric facilities and cogeneration plants, mainly ethanol plants. Older contracts with consumers greater than 3MW give them the flexibility to purchase more or less energy (by 5% on average) from us than was originally contracted for by such consumers, which may adversely impact our business, results of operations and financial condition. Newer contracts, signed after 2005 generally do not allow for this kind of flexibility in the purchase of energy.

Despite the strategy described in the Power Generation and Trading section, lack of liquidity for execution of the trading policy or volatility in future prices due to market conditions and/or market perceptions may negatively affect our expected results. Also, if we are unable to sell all the power capacity in the regulated auctions or in the free market, the unsold capacity will be settled in the CCEE at a settlement price (Preço de Liquidação de Diferenças), or PLD, which tends to be very volatile, especially over the last few years. If this occurs in periods of low settlement prices, our revenues and results of operations could be adversely affected.

ANEEL has substantial discretion to establish the rates we charge to captive consumers. Such rates are determined pursuant to concession contracts entered with ANEEL on behalf of the Federal Government and in accordance with ANEEL’s regulatory decision-making authority.

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments: (1) the annual readjustment; (2) the periodic revision; and (3) the extraordinary revision. We are entitled to apply each year for the annual readjustment, which is designed to offset some of the effects of inflation on rates and allows us to pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase and certain other regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic tariff revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual rate adjustments, the intended effect of which is to reward the good management of our costs while sharing any related gains with our consumers. We are also entitled to request an extraordinary revision of our rates if unforeseen events significantly alter our cost structure. The periodic revision and extraordinary revision are subject to a certain degree of ANEEL’s discretion.

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

We have an account receivable from the State Government, referred to as the Contrato de Cessão de Crédito de Saldo Remanescente, or CRC Account, that totaled R$1,824 million as of December 31, 2009. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. We have renegotiated and amended the terms of the CRC Account on a number of occasions in connection with this difficulty. We cannot assure you we will be paid on a timely basis in the future. See “Item 5. Operating and Financial Review and Prospects—Impact of Our Account Receivable from the State Government.”

We are strictly liable for any damages resulting from inadequate rendering of electricity services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity transmission and distribution services. In addition, the damages caused to end consumers as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the National System Operator (Operador Nacional do Sistema, or ONS) or the ONS itself, shall be shared among generation, distribution and transmission companies. Until a final criteria is defined, the liability for such damages shall be shared in the proportion of 35.7% to distribution agents, 28.6% to transmission agents and 35.7% to generation agents.  These proportions are established by the number of votes that each class of energy concessionaires receives at ONS’s General Meeting, and as such, they are subject to change in the future.  Therefore, our business, results of operations and financial condition may be adversely affected.

We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.

As a state controlled company, we are subject to rules and limits on the level of credit applicable to the public sector issued by the CMN and by the Central Bank. These rules set certain parameters and conditions for financial institutions to be able to offer credit to public sector entities. Thus, if our operations do not fall within these parameters and conditions, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan. Brazilian legislation also establishes that a state-controlled company, in general, may only use proceeds of external transactions with commercial banks (debt, including bonds) to refinance financial obligations. As a result of these regulations, our capacity to incur debt is again limited, and this could negatively affect the implementation of our investment plan.

There are contractual restrictions on our capacity to incur debt.

We are subject to certain restrictions on our ability to incur debt due to covenants set forth in our loan agreements. In the event of our non-compliance with any such covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. In the past, and in 2009, in particular, we have, at times, been in non-compliance with our covenants under our loan agreements, and although we were able to obtain waivers from our creditors in regards to such non-compliance, no assurance can be given that we would be successful in obtaining any waivers in the future. Early maturity of our obligations could adversely affect our financial condition especially in light of cross default provisions in several of our loan and financing contracts. The existence of limitations on our indebtedness could prevent us from executing new agreements to finance our operations or to refinance our existing obligations which could adversely affect our business, results of operations and financial condition.

We could be penalized by ANEEL for failing to comply with the terms and conditions of our concession agreements, and/or the authorizations granted to us, which could result in fines, other penalties and, depending on the severity of non-compliance, expropriation of the concession agreements or revocation of the authorizations.

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government through ANEEL and/or pursuant to authorizations granted to the companies of our portfolio, as the case may be.. ANEEL may impose penalties on us if we fail to comply with any provision of the concession agreements, including compliance with the established quality standards. Depending on the severity of the non-compliance, these penalties could include:

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

•                                          temporary suspension from participating in bidding processes for new concessions for a term up to two years;

•                                          intervention by ANEEL in the management of the concessionaire in breach; and

•                                          termination of the concession.

In addition, the Federal Government has the power to terminate any of our concessions or authorizations, prior to the end of the concession term in the case of bankruptcy or dissolution, or by means of expropriation for reasons related to the public interest.

Also, delays regarding the implementation and construction of new energy undertakings can also trigger the imposition of regulatory penalties by ANEEL, which, in accordance to ANEEL´’s Resolution No. 63 dated May 12, 2004, can vary from warnings to the early termination of these concessions or authorizations.

We cannot assure you that ANEEL will not impose penalties or terminate our concessions or authorizations in the event of a breach. Any compensation we may receive upon the termination of the concession contract and/or the authorizations may not be sufficient to compensate us for the full value of certain investments. If any of our concession agreements are terminated and we are at fault, the effective amount of compensation could be reduced through fines or other penalties. Termination or imposition of penalties could adversely affect our business, results of operations and financial condition.

We are uncertain as to the renewal of our concessions.

We carry out the vast majority of our power generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Federal Government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the power industry. In accordance with the Concessions Law, as modified by the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government.

In light of the degree of discretion granted to the Federal Government— which is frequently advised by ANEEL- by the Concessions Law with respect to new concession contracts and the renewal of existing concessions, and given the lack of long-standing precedents with respect to the Federal Government’s exercise of such discretion and interpretation and application of the Concessions Law, we cannot assure you that new concessions will be obtained or that concessions will be renewed on terms as favorable as those currently in effect. “Item 4. Information on the Company—Competition—Concessions” and “Item 4. The Brazilian Power Industry—Concessions.” Non-renewal of any of our concessions could adversely affect our business, results of operations and financial condition.

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

We are currently engaged in the construction of additional hydroelectric and wind farm power plants and the evaluation of other potential expansion projects. Our ability to complete an expansion project on time, within a determined budget and without adverse economic effects, is subject to a number of risks. For instance:

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

Non-compliance with environmental laws and regulations— such as the building and operation of a potentially polluting facility without a valid environmental license or authorization- could, independently of the obligation to redress any damages that may be caused, result in criminal, civil and administrative sanctions being applied. Based on Brazilian legislation, criminal penalties such as restricting rights, and even imprisonment, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may impose warnings and fines ranging from R$50 thousand to R$50 million, require partial or total suspension of activities; suspend or restrict tax benefits or cancel or suspend lines of credit from governmental financial institutions as well as prohibit the entity from contracting with governmental agencies, companies and authorities. Any of these events could adversely affect our business, results of operations or financial condition.

Furthermore, if the activities undertaken by CEMIG result, either directly or indirectly, in any environmental damage, it shall be liable for carrying out remediation, compensation or indemnification measures, the maximum value of which is not defined by law. Delays or denials of license requests by the competent environmental entities, as well as our possible inability to meet the requirements established by the environmental authorities during the environmental licensing processes, may result in additional costs, or even prohibit, as applicable, the construction and maintenance of these projects.

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

Finally, the adoption or implementation of new safety, health and environmental laws and regulations, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments in the future may require us to make additional capital expenditures or incur additional operating expenses in order to maintain our current operations, curtail our production activities or take other actions that could have material adverse effect on our financial condition, results of operations and cash flow.

Our level of consumer default could adversely affect our business, results of operations and financial condition.

As of December 31, 2009, our total past due receivables from final consumers were approximately R$877 million, corresponding to 7.94% of our net revenues for 2009, and our allowance for doubtful accounts was R$238 million. Approximately 8.3% of the past due receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting clients. If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition. In addition, any consumer defaults in excess of our allowance for doubtful accounts could have an adverse effect on our business, results of operations and financial condition.

We may not be able to complete our proposed capital expenditure program.

Our by-laws contemplate that we spend up to 40.0% of our annual EBITDA (earnings before interest, income taxes, depreciation and amortization), each fiscal year, on capital investments and acquisitions. In the Extraordinary General Meeting of Shareholders held on June 17, 2010, the shareholders approved the increase of this limit up to 90% of the 2010 EBITDA.  Our ability to carry out this capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other factors. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give any assurance that we will have the financial resources to complete this program.

Our ability to distribute dividends is subject to limitations.

Whether or not you receive dividends depends on whether our financial condition permits us to distribute dividends under Brazilian law, whether our shareholders, on the recommendation of our Board of Directors acting in its discretion, determine that our financial condition warrants a suspension of the distribution of dividends in addition to the amount of mandatory distribution required under our by-laws, in case of preferred shares.

Because—CEMIG is a holding company with no revenue-producing operations other than those of its operating subsidiaries, we will be able to distribute dividends to shareholders only if—CEMIG receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries may distribute to us depend on our subsidiaries generating a sufficient profit in any given fiscal year. Dividends can be paid out from accumulated profits from previous years or from capital reserves. Such profits are calculated and paid in accordance with Brazilian Corporate Law and the provisions of the by-laws of each of our regulated subsidiaries.

We operate without general third party liability and catastrophe insurance policies.

We do not have general third party liability insurance covering accidents and have not asked for bids related to this type of insurance. In addition, we have not asked for bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods, for business interruption risk or for operating system failures. Accidents or catastrophic events may adversely affect our business, results of operations or financial condition. See “Item 10. Additional Information—Insurance.” Also, we may incur liabilities beyond the limits provided in our current existing insurance policies.

We will need short-term funds to pay our obligations and to fund our current and expected acquisitions.

On December 31, 2009, our total debt was R$9,277 million, of which R$3,913 million matures in 2010. Notwithstanding the fact that we have already rolled over part of these obligations, through the issuance of R$2,700 million in long-term notes, we will still need funds in the short term to pay or refinance the remainder of these obligations and to fund our current and expected acquisitions and investments. However, no assurance can be given that we will be able to raise such funds in a timely manner and in the amounts necessary or at competitive rates, or that we will otherwise have supplemental cash-on-hand available to pay our obligations or finance our acquisitions. If we are unable to successfully raise funds as planned, we may not be able to entirely pay our debt or meet all our acquisition commitments, and our investment program could suffer significant delays or changes, which could adversely affect our business, financial condition and prospects.

We may incur losses in connection with pending litigation.

We are currently defending several legal proceedings relating to civil, administrative, environmental, tax and other claims. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include reserves relating to litigation claims totaling R$ 566 million as of December 31, 2009 (excluding labor-related matters) for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. In the event that our reserves for litigation claims prove to be insufficient, the payment of litigation claims in an amount in excess of the reserved amounts could have an adverse effect on our business, results of operations or financial condition. Also, any negative outcome with respect to any litigation could adversely affect our reputation.

Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into collective bargaining agreements with the labor unions representing most of these employees.

We are currently defending a number of labor-related claims brought by our employees that generally relate to overtime and compensation for occupational hazards. We are also subject to claims related to outsourcing of services, in which employees of our contractors and subcontractors have brought actions against us for the payment of outstanding labor liabilities. As of December 31, 2009, our labor-related claims totaled, in the aggregate, approximately R$279 million, and at that date we had accrued a liability of approximately R$81 million (not including judicial deposits) for losses we expect from these claims. For a more detailed discussion of labor-related proceedings, see “Item 8. Financial Information—Legal Proceedings—Labor and Pension Fund Obligations.”

We have not experienced any material labor unrest during the last three years, although in 2007 four work stoppages occurred, in 2008 one minor work stoppage occurred, and in 2009, one minor work stoppage occurred. Our operations might be interrupted by a labor disturbance in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor action. In the event of a strike, we might face an immediate loss of revenue.

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

A presidential election will be held in Brazil in October 2010. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and consequently, affect the operations and financial performance of businesses, such as our company. The period before the presidential election may result in changes to the existing governmental policies, and the post-election administration may seek to implement new policies. We cannot assure you that the policies of the current or any new administration would not have an adverse effect on the Brazilian economy, our business, results of operations or financial condition.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our shares, the Preferred ADSs and the Common ADSs.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the

Amplified National Consumer Price Index, or IPCA, Brazilian annual inflation rates in 2007, 2008 and 2009 were 4.5%, 5.9% and 4.3%  respectively. No assurance can be given that inflation will remain at these levels.

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

In 2009, the real appreciated 24.7% against the U.S. dollar. Between December 31, 2009 and April 1, 2010, the real appreciated 0.89% against the U.S. dollar. Considering the volatility the world economy is facing, no assurance can be given that the real will not depreciate against the dollar again. On December 31, 2009, the noon buying U.S. dollar/real exchange rate was R$1.7425/US$1.00. See “—Exchange Rates.”

As of December 31, 2009, approximately 2.1% of our total indebtedness from loans, financings and debentures was denominated in currencies other than the real (90.0% of that in U.S. dollars). If the real depreciates against the U.S. dollar, our related financial expenses will increase and our results of operations and financial condition could be adversely affected. Our foreign exchange losses decreased from R$113 million in 2008 to R$95 million in 2009.

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

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including us. This could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations which could adversely affect our business, results of operations and financial condition.

Political and economic instability in Brazil may affect us.

Periodically, allegations of unethical or illegal conduct might be made with respect to figures in the Brazilian government, including legislators and/or party officials. Presidential elections will take place in October 2010 and although the current political environment is more stable than in past years, no assurance can be given that this situation will endure.

If such events lead to a materially adverse perception of Brazil among investors, the trading value of our shares, the Preferred ADSs and the Common ADSs could decline, and our ability to access international markets could suffer. In addition, any political instability resulting from such events could cause us to re-assess our strategies if the Brazilian economy suffers as a result.

Our reported financial condition and results could be affected by changes in Brazilian Accounting Principles due to the convergence to IFRS.

Brazilian Accounting Principles have been undergoing rapid change pursuant to legislation adopted late in 2007, requiring among other things that Brazilian accounting standard-setters move toward convergence with IFRS, which will be mandatory by 2010. Many new accounting standards have been adopted and are currently being implemented. Others are expected in the near future. We cannot yet predict the effects on our financial statements that will result when these changes take effect. These effects could include reducing our reported revenues, operating income or net income, or adversely affecting our balance sheet. Such changes could adversely affect our compliance with financial covenants under our financing facilities. They could also reduce the ability of our subsidiaries to pay dividends to us, or our ability to pay dividends to our shareholders.

Two aspects of IFRS that could have a material impact on us are the recognition of regulatory assets and accounting for our concessions. Accounting for our concessions includes a potential reclassification of property, plants and equipment as intangible assets, financial assets, or both. Under Brazilian Accounting Principles and U.S. GAAP, we recognize as assets and liabilities certain amounts that we are legally entitled to collect, or required to pay, in the future under the regulations applicable to our distribution subsidiaries. Depending on the outcome of the convergence with IFRS, accounting for regulatory assets and liabilities may have a material effect on our reported financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects.” We and other similarly situated Brazilian companies are discussing these points with the Brazilian standard-setters and regulators, but we cannot predict the outcome of those discussions or the ultimate manner in which IFRS or Brazilian accounting standards based on IFRS will apply to us.

Risks Relating to the Preferred Shares, Preferred ADSs and Common ADSs

The preferred shares and Preferred ADSs and the Common ADSs generally do not have voting rights.

In accordance with the Brazilian Corporate Law and our by-laws, holders of our preferred shares, and, by extension, holders of our Preferred ADSs representing preferred shares, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. Holders of our Preferred ADSs may also encounter difficulties in the exercise of certain rights, including limited voting rights. Under some circumstances, such as failure to provide the depositary with voting materials on a timely basis, holders of our Preferred ADSs and Common ADSs may not be able to vote by instructing the depositary.

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

Law No. 10,833 of December 29, 2003 provides that the disposal of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares or common shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to disposals of our Preferred ADSs and Common ADSs between non-residents of Brazil. However, in the event that the disposal of assets is interpreted to include a disposal of our Preferred ADSs and Common ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposal of our Preferred ADSs and Common ADSs by a non-resident of Brazil to another non-resident of Brazil.

Exchanging Preferred ADSs or Common ADSs for underlying shares may have unfavorable consequences.

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of foreign capital registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your Preferred ADSs or Common ADSs for the underlying shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the shares, or distributions relating to the shares, unless you obtain your own certificate of registration under CMN Resolution No. 2,689 of January 26, 2000, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Comissão de Valores Mobiliários (the Brazilian securities regulatory body), or the CVM. In order to complete this process, the investor will usually need to engage a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares or common shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares or common shares back into Preferred ADSs or Common ADSs, respectively, once you have registered your investment in the preferred shares or common shares, you may deposit your preferred shares or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the shares underlying your Preferred ADSs or Common ADSs at a price and time at which you wish to do so. The BM&FBovespa, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately R$2.33 trillion as of December 31, 2009 and an average daily trading volume of approximately R$5.38 billion for 2009. In comparison, the operating companies listed on the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of approximately US$12.9 trillion as of December 31, 2009 and an average daily trading volume of approximately US$69.7 billion for 2009.

Shareholders may receive reduced dividend payments if our net income does not reach certain levels.

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net income for the preceding fiscal year, based on our financial statements prepared in accordance with the accounting practices adopted in Brazil, with holders of preferred shares having priority of payment. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares equal a least the greater of 10% of the par value of our shares or 3% of the net worth value of our shares, should the payment based on 50% of our net income not surpass this amount. If we do not have net income or our net income is insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made. However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions were not made for a fiscal year. See “Item 8. Financial Information—Dividend Policy and Payments” for a more detailed discussion.

Holders of the Preferred ADSs and Common ADS and holders of our shares may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting standards are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices of the BM&FBovespa, and by the Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect their interests against actions by our board of directors and controlling shareholders are different under Brazilian Corporate Law than under the laws of other jurisdictions. Rules against insider trading and self- dealing and the preservation of shareholder interests may also be different in Brazil than in the United States, potentially disadvantaging holders of the preferred shares, common shares, Preferred ADSs and Common ADSs.

The sale of a significant number of our shares or the issuance of new shares may materially and adversely affect the market price of our shares, Preferred ADSs and Common ADSs.

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

Item 4.         Information on the Company

Organization and Historical Background

We were organized in Minas Gerais, Brazil on May 22, 1952 as a sociedade por ações de economia mista (a state-controlled mixed capital company) with limited liability and indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree 3,710 of February 20, 1952. Our full legal name is Companhia Energética de Minas Gerais—CEMIG, but we are also known as CEMIG. Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. Our main telephone number is (55-31) 3506-3711.

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

Since December 31, 2009 the following significant changes in the Company’s holdings in other companies have taken place: (a) increase in the Company’s equity interest in Light S.A., through acquisition of the interest held by Andrade

Gutierrez Concessões (“AGC”); and (b) increase in the equity interest in Terna, through acquisition of shares held by minority stockholders who accepted the public offer to purchase such shares. For information of stockholding changes prior to December 31, 2009, see “Item 7. Major Shareholders and Related Party Transactions - Principal Shareholders”.

The following chart shows our corporate structure as of June 11, 2010.

COMPANIES AND CONSORTIA
OF THE CEMIG GROUP
CIA. ENERGÉTICA DE MINAS GERAIS
At June 11, 2010
Light S.A. 25,53%
CEMIG Distribuição S.A. 100%
CEMIG Geração e Transmissão S.A. 100%
Light Energia S.A. 100%
Lightger Ltda. 100%
Lighthidro 100%
Itaocara Energia Ltda. 100%
Light Esco Prest. Serviços Ltda. 100%
Instituto Light de Desenvolvim. Social e Urbano 100%
Light Serviços de Eletricidade S.A. 100%
Consórcio PCH Lajes 49%
Consórcio PCH Paracambi 49%
Consórcio UHE Itaocara 49%
EBL Companhia de Eficiência Energética S.A. 33%
Hidrelétrica Cachoeirão S.A 49%
Guanhães Energia S.A. 49%
Madeira Energia S.A. 10%
Santo Antônio Energia S.A. 100%
Hidrelétrica Pipoca S.A. 49%
Baguari Energia S.A. 69,39%
Consórcio UHE Baguari 49%
CEMIG Baguari Energia S.A. 100%
Transmissora Aliança de Energia Elétrica S.A. VS: 48% TS: 56,69%
Consórcio da Usina Hidrelétrica de Aimorés 49%
Consórcio AHE Funil 49%
Consórcio da Usina Hidrelétrica de Igarapava 14,50%
Consórcio AHE Porto Estrela 33,33%
Consórcio AHE Queimado 82,50%
Central Eólica Praias de Parajuru S.A. 49%
Central Eólica Praia do Morgado S.A. 49%
Central Eólica Volta do Rio S.A. 49%
Novatrans Energia S.A. 100%
ETEO - Empresa de Transmissão de Energia do Oeste Ltda. 100%
Brasnorte Trasmissora de Energia S.A. 38,67%
ETAU - Empresa de Transmissão do Alto Uruguai S.A. 52,58%
Taesa Serviços Ltda 100%
TSN - Transmissora Sudeste Nordeste S.A. 100%
Usina Térmica Ipatinga S.A. 100%
CEMIG PCH S.A. 100%
Horizontes Energia S.A. 100%
Sá Carvalho S.A. 100%
Rosal Energia S.A. 100%
Usina Termelétrica Barreiro S.A. 100%
Central Termelétrica de Cogeração S.A. 100%
Central Hidrelétrica Pai Joaquim S.A. 100%
CEMIG Capim Branco Energia S.A. 100%
Consórcio Capim Branco Energia 21,05%
Consórcio Indra-CEMIG 49%
Cia. Transleste de Transmissão 25%
Cia. Transirapé de Transmissão 24,50%
Cia. de Transmissão Centroeste de Minas 51%
Cia. Transudeste de Transmissão 24%
Transchile Charrúa Transmisión S.A. 49%
Empresa Catarinense de Transmissão de Energia S.A. 13,37%
Empresa Regional de Transmissão de Energia S.A. 36,69%
Empresa Norte de Transmissão de Energia S.A. 36,69%
Empresa Paraense de Transmissão de Energia S.A. VS: 49,98% TS: 41,05%
Empresa Amazonense de Transmissão de Energia S.A. VS: 49,98% TS: 36,90%
Empresa Santos Dumont de Energia S.A. 100%
STC - Sistema de Transmissão Catarinense S.A. 80%
LUMITRANS Companhia Transmissora de Energia Elétrica 80%
Empresa Brasileira de Transmissão de Energia S.A. 49%
Cia. de Gás de Minas Gerais 55,20%
Efficientia S.A. 100%
Axxiom Soluções Tecnológicas S.A. 49%
CEMIG Trading S.A. 100%
Centro de Gestão Estratégica de Tecnologia 100%
CEMIG Telecomunicações S.A. 99,99%
CEMIG Serviços S.A. 100%
Key:
Transmission companies
Distribution companies
Generation companies
Windpower companies
Generation consortia
Financial operations
Non-profit
Distribution of gas
Telecoms
Trading
Holding company
Services
59 Companies
11 Consortias
VS = Voting stock TS= Total stock

The following are our principal subsidiaries, consolidated in our financial statements as of and for the year ended December 31, 2009:

•                                          Cemig Generation and Transmission S.A. (100% interest) engages in electricity generation and transmission and has been in operation since January 1, 2005.

•                                          Cemig Distribution S.A. (100% interest) engages in electricity distribution and has been in operation since January 1, 2005.

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

•                                          Rosal Energia S.A. (“Rosal Energia”) (100% interest) produces and sells electricity, holding the concession to operate the Rosal hydroelectric power plant, with installed capacity of 55 MW. Its concession expires in May 2032 but can be extended for a period of up to 20 years.  The company was formed in October 1999 and the plant began operating on December 30, 1999. CEMIG acquired 100% of the shares of Rosal Energia from the Grupo Rede  in December 2004.

•                                          Usina Térmica Ipatinga S.A. (100% interest) is a special-purpose company producing and selling electricity at the Ipatinga thermoelectric and steam power plant, with installed capacity of 40 MW. This company was formed in August 2000, began operating in 1986, and is on loan, without consideration, to CEMIG, for 15 years, until December 2014.

•                                          Horizontes Energia S.A. (100% interest) produces and sells electricity as an independent power producer, or IPP, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric plants in the State of Santa Catarina, with total installed capacity of 14.1 MW. Their concessions expire on October 4, 2030, except Machado Mineiro which expires on July 8, 2025. The company was formed in April 2001 and the plants began operating in 1992, 1992, 2001 and 2001, respectively.

•                                          Usina Termelétrica Barreiro S.A. (100% interest) is an IPP producing and selling energy from the Barreiro thermoelectric power plant, with installed capacity of 12.9 MW. The company was formed in April 2001 and began operating in February 2004 with its authorization extending until 2023.

•                                          Central Termelétrica de Cogeração S.A.(100% interest) operated the Barreiro thermoelectric power plant but is now a non-operational company, since operation of the plant was subsequently transferred to Usina Termelétrica Barreiro S.A. Central Termelétrica de Cogeração S.A. was formed in July 2002.

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

•                                          Cemig Trading S.A. (100% interest) provides services related to the sale and trading of electricity in the Brazilian electricity sector, such as evaluation of scenarios, representation of clients in the CCEE, structuring and intermediation of electricity purchase and sale transactions, and consultancy and advisory services. It also buys and sells electricity in the Free Market to meet the needs of its clients. It was created in July 2002.

•                                          Efficientia S.A. (100% interest) provides electricity efficiency and optimization services, consultancy and solutions, and also operating and maintenance services to electricity supply facilities.  The company was formed in January 2002.

•                                          Cemig Telecomunicações S.A. (100% interest) provides telecommunications and related services, through multiservice networks using fiber optic cable, coaxial cable and other electronic equipment.  Cemig Telecomunicações S.A. was formed in January 1999 as Empresa de Infovias S.A. In 2002, CEMIG acquired a stake in such company  held by AES.

•                                          Cemig Serviços S.A. (100% interest) was formed in April 2008 to provide services related to generation, transmission and distribution of electric power.

Our consolidated financial statements for the years ended  December 31, 2009, 2008 and 2007 include the financial results of CEMIG and all its subsidiaries (operational and pre-operational) described above.  See Notes 1 and 9 to the consolidated financial statements. At December 31, 2009, the following investments were not consolidated:

•                                          Light S.A. (13.03% interest in its total capital) The main holdings of Light S.A. are Light Energia, a generator of electricity, Light Serviços de Eletricidade S.A., an electricity distributor, and Light Esco Ltda., which operates in energy trading and energy efficiency. For further details, please see “Investment in Light.”

•                                          Companhia de Gás de Minas Gerais (“Gasmig”) (jointly controlled, 55.19% interest) acquires, transports, distributes and sells natural gas. Gasmig was formed in July 1986 and in December 2004, CEMIG sold 40% of its interest in Gasmig to Gaspetro, a wholly owned subsidiary of Petrobras, and entered into a Stockholders’ Agreement with, Petrobras and Gaspetro. Gasmig holds a concession for distribution of piped gas throughout the state of Minas Gerais  for a period of 30 years beginning in January 1993, and this period may be extended.

•                                          Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) (jointly controlled, 40.19% interest) is the holder of a public service electricity transmission concession for the transmission line originating at the Tucuruí Substation and ending at the Vila do Conde Substation in the State of Pará. ETEP was formed in March 2001 and CEMIG acquired its interest in ETEP in August 2006.

•                                          Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled, 36.69% interest) is the holder of a public service electricity transmission concession for two 500-kV transmission lines, the first from the Tucuruí Substation to the Marabá Substation in the State of Pará, and the second from the Marabá Station to the Açailândia Substation in the State of Maranhão. ENTE was formed in September 2002 and CEMIG acquired its interest in ENTE in August 2006.

•                                          Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled, 36.69% interest) is the holder of a public service electricity transmission concession for the 230-kV transmission line from the Vila do Conde Substation to the Santa Maria Substation in the State of Pará. ERTE was formed in September 2002 and CEMIG acquired its interest in ERTE in August 2006.

•                                          Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled, 36.35 % interest) is the holder of the public service electricity transmission concession for the 500-kV transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. EATE was formed in March 2001, and CEMIG acquired its interest in EATE in August 2006.

•                                          Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled, 13.37% interest) is the holder of the public service electricity transmission service concession for the 525-kV transmission line from the Campos Novos Substation to the Blumenau Substation in the State of Santa Catarina. ECTE was formed in August 2000, and CEMIG acquired its interest in ECTE in August 2006.

•                                          Companhia de Transmissão Centroeste de Minas (jointly controlled, 51.0% interest) engages in building, implementing, operating and maintaining the 345-kV transmission line from the substation of the Furnas hydroelectric power plant to a substation located in Pimenta. Companhia de Transmissão Centroeste de Minas was formed in October 2004 and the period of the concession for the Furnas—Pimenta transmission line is 30 years, beginning in March 2005.

•                                          Companhia Transleste de Transmissão (jointly controlled, 25.0% interest) built and operates the 345-kV transmission line connecting a substation in Montes Claros to the substation of the Irapé hydroelectric power plant. This company was formed in October 2003 and began operating in December 2005. The concession period of the Irapé-Montes Claros transmission line is 30 years, beginning in February 2004.

•                                          Companhia Transudeste de Transmissão (jointly controlled, 24.0% interest) built, operates and maintains the 345-kV transmission line from Itutinga to Juiz de Fora. Companhia Transudeste de Transmissão was formed in October 2004 and began operating in February 2007. The period of the concession for the Itutinga—Juiz de Fora transmission line is 30 years, beginning in March 2005.

•                                          Companhia Transirapé de Transmissão (jointly controlled, 24.5% interest) built, operates and maintains the 230-kV Irapé—Araçuaí transmission line. Companhia Transirapé de Transmissão was formed in December 2004 and began operating in May 2007.  The period of the concession for the transmission line is 30 years, beginning in March 2005.

•                                          Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly controlled, 49% interest) was formed in July 2008 as a special-purpose company to build, operate and maintain 481.6 miles of transmission lines: the 144.16 mile, 230kV, double-circuit Brasnorte—Juba transmission line; the 65.87 mile double-circuit Brasnorte—Parecis transmission line; the 133.59 mile double-circuit Brasnorte—Juína transmission line, the 90.10 mile single-circuit Nova Mutum—Sorriso transmission line, and the 47.85 mile, 230kV, single circuit Sorriso—Sinop transmission line, and the Parecis and Juína 230/138/13.8 kV substations, to transmit hydroelectrically generated electricity from the Dardanelos and Juruena complexes and strengthen the regional transmission system. Partial operational startup is planned for September 2010.

•                                          Transchile Charrúa Transmisión S.A. (jointly controlled, 49% interest) is engaged in building, operating and maintaining the 220 kV Charrúa—Nueva Temuco transmission line in Chile. Transchile Charrúa Transmisión S.A. was formed in July 2005.  The period of the concession for the line is 20 years, beginning in May 2005, and it may be extended for an equal period. Its commercial operation began in January 2010.

•                                          Baguari Energia S.A. (jointly controlled, 69.39% interest) is a special-purpose company formed in April 2008 to operate the electricity generation concession of the Baguari power plant (140 MW), through the Baguari AHE Consortium, in which CEMIG has a 49% interest. The period of the concession is 35 years, beginning in August 2006. The first and the second generation units started operating on September 9, 2009, and November 26, 2009 , respectively. The third generation unit started operating on March 2, 2010 and the last generation unit started operating on May 19, 2010.

•                                          Hidrelétrica Cachoeirão S.A. (jointly controlled, 49% interest) built and operates the Cachoeirão small hydro plant (PCH) , on the Manhuaçu River, in the municipalities of Pocrane and Alvarenga, in the State of Minas Gerais, with installed capacity of 27 MW. Hidrelétrica Cachoeirão S.A. was formed in January 2007 and began operating in December 2008. Its concession period is 30 years, beginning in July 2000.

•                                          Hidrelétrica Pipoca S.A. (jointly controlled, 49% interest) is engaged in building, operating and selling electricity generated by the Pipoca power plant on the Manhuaçu River, in the municipalities of Caratinga and Ipanema.  Hidrelétrica Pipoca S.A. was formed in June 2004 and CEMIG acquired its interest in May 2008. The plant has installed capacity for 20 MW, with startup of the first generation unit planned for August 2010. The second and the third generation units are expected to start their operations in September 2010 and in October 2010, respectively. Its authorization period is 30 years, beginning in September 2001.

•                                          Guanhães Energia S.A. (jointly controlled, 49% interest) is engaged in building and operating the Dores de Guanhães, Senhora do Porto and Jacaré small hydro plants in the municipality of Dores de Guanhães, and the Fortuna II plant in the municipalities of Guanhães and Virginópolis, with aggregate capacity of 44 MW. Guanhães Energia S.A. was formed in June 2006 and CEMIG acquired its interest in October 2007.  Construction is planned to begin in 2010, and operational startup is planned for the first half of 2012.  Its authorization period is 30 years, beginning in 2001 for Fortuna II, October 2002 for Jacaré and Senhora do Porto unit, and November 2002 for Dores de Guanhães.

•                                          Madeira Energia S.A.(“MESA”) (jointly controlled, 10% interest) is a special-purpose company, formed in August 2007 to build, operate and maintain the Santo Antônio hydroelectric plant, through its wholly owned subsidiary Santo Antônio Energia S.A.(“SAESA”). The plant is being built in the basin of the Rio Madeira, in the Northern region of Brazil. It will have generating capacity of 3,150 MW and is expected to start operating in 2012. Its concession period runs for 35 years, beginning in June 2008.

•                                          Central Eólica Praias de Parajurú S.A. (jointly controlled, 49% interest) is located in the county of Beberibe, in the State of Ceará, 63 miles from the state’s capital, Fortaleza. Started commercial operation in August 2009. All the electricity, totaling 106,604 MWh/year, has been sold to Eletrobras, under the Program to Encourage Alternative Sources of Electricity (“Proinfa Program”) for a period of 20 years.

•                                          Central Eólica Praia do Morgado S.A. (jointly controlled, 49% interest)  is located in the county of Acaraú, in the State of Ceará, 174 miles from the State’s capital, Fortaleza. It started operating in May 2010. All the electricity, totaling 115,636 MWh/year, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

•                                          Central Eólica Volta do Rio S.A. (jointly controlled, 49% interest) is located in the county of Acaraú, in the State of Ceará, 149 miles from the State’s capital, Fortaleza, is expected to start operation in July 2010. All the electricity, totaling 161,238 MWh/year, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

•                                          Axxiom Soluções Tecnológicas S. A. (49% interest) provides complete services of systems implementation and management to electricity sector companies (generation, transmission and distribution).  Axxiom Soluções Tecnológicas S. A. was formed on August 27, 2007 and began operating in the second half of 2008.

On July 3, 2008, CEMIG’s Board of Directors authorized Cemig Generation and Transmission to acquire a 49% stake in the Itaocara Hydroelectric Power Plant and the Paracambi and Lajes Small Hydroelectric Power Plants and to join, by contract: the UHE Itaocara Consortium, in partnership with Itaocara Energia Ltda.; the PCH Paracambi Consortium, in partnership with Lightger Ltda.; and the PCH Lajes Consortium, in partnership with Light Energia S.A.  The objective of each consortium is to produce technical and economic feasibility studies and to plan, build, operate and maintain the respective power plants.

The Lajes Small Hydro Plants are still at the planning and feasibility study stages.

On February 4, 2009, Cemig Generation and Transmission’s Board of Directors authorized the offering of a binding proposal for a share purchase agreement to  Energimp S.A. to purchase a 49% interest in three wind farms located in the State of Ceará, Brazil for R$213 million. The transaction was completed on August 15, 2009, for R$223 million.

The wind farms acquired include the Praias de Parajurú Wind Farm, which started operating in August 2009, the Praia do Morgado Wind Farm, which started operating in May 2010, and the Volta do Rio Wind Farm, which is expected to begin operating in July 2010, with a total installed capacity of 99.6 MW.  The acquisitions were approved by ANEEL, the Federal Savings Bank (Caixa Econômica Federal), Eletrobras, and the antitrust authority CADE (Conselho Administrativo de Defesa Econômica).

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

On December 31, 2009, we generated electricity at 54 hydroelectric plants, three thermoelectric plants and two wind farms and had a total installed capacity of 6,624 MW. At the same date, we owned and operated 3,085 miles of transmission lines and 281,756 miles of distribution lines. We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

The Brazilian electricity industry has undergone extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subject to increased competition. For a more detailed description of regulatory changes that affect our business. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry.”

Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies. In 1986, we created Gasmig as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais, of which we sold a 40% stake in 2004.

Additional Minas Gerais state legislative changes enacted in 1997 authorized us to participate in non-energy activities that can be carried out using our operating assets. In January 1999, we incorporated Empresa de Infovias S.A., a telecommunication service provider, as a joint venture with AES Força Empreendimentos Ltda., part of the AES Corporation Group. In 2002, we purchased AES Força Empreendimentos Ltda.’s interest in Empresa de Infovias S.A.(currently CEMIG Telecomunicações S.A.).  We also provide consulting services and have entered into consulting agreements with electricity companies in several countries.

Acquisition of Terna

Under its strategic business plan, CEMIG has the objective of expanding its market share in the Brazilian electricity sector. For this purpose it has for some time been studying the acquisition of investments in distribution, generation and transmission businesses.

In this context, on April 23, 2009, Cemig Generation and Transmission signed a share purchase agreement with the Italian company Terna S.p.A. in relation to the shares in the transmission holding company Terna Participações S.A. (“Terna”). This transaction was completed on November 3, 2009 through Transmissora do Atlântico de Energia Elétrica S.A. (“Atlântico”), a company formed by Cemig Generation and Transmission, owning 49%, and Fundo de Investimento em Participações Coliseu (“FIP Coliseu”), owning 51%.

The total number of shares acquired by Atlântico was 173,527,113 common shares, representing 65.85% of the registered capital and 85.26% of the voting stock of Terna, for a price of R$2,148,379,099.24, corresponding to R$37.14 per unit (each unit comprises one common share and two preferred shares), and R$12.38 for each common or preferred share. On November 4, 2009, the name of Terna Participações S.A. was changed to Transmissora Aliança de Energia Elétrica S.A. (“Aliança”).

In one of the agreements that regulate the partnership of Cemig Generation and Transmission with FIP Coliseu in the acquisition of the shares in Terna held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), there is a provision in which Cemig Generation and Transmission has granted FIP Coliseu the right to sell all of its interest in Aliança to Cemig Generation and Transmission, in the fifth year after its entry, upon payment of the amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna adjusted by the variation in the IPCA inflation index +7% p.a.

Aliança is a holding company which operates in electricity transmission in 11 states of Brazil through the following companies which it controls or in which it has stockholding interests: Transmissora Sudeste Nordeste S.A. (“TSN”); Novatrans Energia S.A.; Empresa de Transmissão de Energia do Oeste S.A. (“ETEO”); Empresa de Transmissão do Alto Uruguai S.A. (“ETAU”) (holding 52.58% of the registered capital); Brasnorte Transmissora de Energia S.A. (holding 38.67% of the registered capital) and Terna Serviços Ltda. Together, these companies hold an aggregate 2,307 miles of transmission lines, comprising component parts of the Brazilian National Electricity Transmission Grid.

On December 28, 2009, Atlântico was split, and the majority of it was incorporated by Aliança, being the separated part of net assets and liabilities transferred to Transmissora Alterosa de Energia S.A. (“Alterosa”), which assumed the obligations in relation to the public offering to acquire shares in Aliança, with the purpose to give minority stockholders the same terms in the sale of shares. After the incorporation, Cemig Generation and Transmission and FIP Coliseu directly held, respectively, 32.27% and 33.59% of the registered capital, and 41.78% and 43.48% of the voting stock, of Aliança.

The public offer to purchase shares was settled on May 11, 2010: 25,841,774 units were purchased, representing 25,841,774 common shares and 51,683,548 preferred shares, at the price of R$38.73 per unit or R$12.91 per common share or preferred share, a total financial volume of R$1 billion. With the transaction, Cemig Generation and Transmission and FIP Coliseu, through Alterosa, increased their interest in the total capital of Aliança by 29.42%, comprising 12.69% of common shares  and 86.17% of preferred shares.

As a result of the public offer, Cemig Generation and Transmission and FIP Coliseu now hold an aggregate of 95.28% of the total capital of Aliança, namely 97.96% of its common shares and 86.17% of its preferred shares, with a total investment of R$3,149 million, of which Cemig investments represent R$1,884 million.

Investment in Light

On December 31,2009, through Rio Minas Energia Participações S.A. (“RME”), we held an indirect 13.03% interest in Light S.A., or Light, which generates, transmits and distributes electricity in the state of  Rio de Janeiro. On March 28, 2006, RME signed an agreement with EDF International S.A., or EDFI, to purchase from EDFI 88.84% of its shares of Light, which represented 79.39% of the total registered capital of Light at the time of the purchase.

On May 16, 2007, the Brazilian Development Bank, or BNDES, which held convertible debentures issued by Light, exercised its option and converted 90% of the convertible debentures into shares. As a result of this conversion, representing approximately R$713 million, BNDES became the holder of 31.44% of the total capital of Light, thereby reducing the equity interest holding of RME from 79.39% to 54.17%. On October 26, 2007, BNDES converted the remaining 10% of its convertible debentures into shares of Light, and as a result held 33.69% of the total capital of Light, diluting RME’s percentage holding in Light from 54.17% to 52.25% (2.7% through its wholly owned subsidiary Lidil Comercial Ltda.).

In the second quarter of 2008, CEMIG recognized as gain R$82.7 million from financial compensation to be paid by the other RME shareholders for CEMIG’s waiver of its right to exercise an option to purchase the other RME shareholders’ holdings in the generation assets of Light, which option had been purchased by CEMIG for a agreed upon amount. One RME shareholder made full payment, according to its part of the agreement, in July 2008, and the others will make their payments over a maximum of nine years, with the amounts of such payments subject to adjustment based on the SELIC rate plus 1.00% per year. Payments to CEMIG by the other RME shareholders must equal at least 10.00% of the dividends paid by Light to those shareholders each year.

On December 30, 2009, the stockholders of RME approved a stockholding reorganization based on a partial split of the company into equal parts, resulting in CEMIG and Andrade Gutierrez Concessões (“AGC”) holding a direct  interest in Light S.A. (“Light”), after the transaction,  while Luce Brasil Fundo de Investimento em Participações (“LUCE”), through Luce Empreendimentos e Particiações S.A. (“LEPSA”), and Equatorial Energia S.A. (“Equatorial”), through the remaining portion of RME, kept their respective indirect interests.

On December 30, 2009, CEMIG, as purchaser, entered into share purchase agreements with AGC and Fundo de Investimento em Participações PCP (FIP PCP), the controlling stockholder of Equatorial, in relation to their respective direct and indirect stockholdings in Light. Under the provisions of these Share Purchase Agreements, the amounts were to be adjusted by the Interbank Certificates of Deposit (“CDI”) rate, published by Cetip S.A. Balcão Organizado de Ativos e Derivativos (the Securities Custody and Financial Settlement Center), from December 1, 2009 up to the date of closing of each transaction, less the dividends paid or declared in the period. Under the provisions of these Share Purchase Agreements, completion of the agreement signed with FIP PCP is conditional on a stockholding restructuring of Equatorial, which is the direct holder of the shares that are the subject of the transaction, and should take place in July 2010.

The share purchase agreement with AGC corresponds to 13.03% of the voting and total stock of Light. The price of the acquisition, corresponding to 26,576,149 common shares in Light, was R$785 million, equivalent to approximately R$29.54 per share. On March 25, 2010, CEMIG paid R$718.5 million to AGC, corresponding to 25,494,500 shares, or 12.50% of the capital, equivalent to R$28.18 per share. Completion of the remainder of the transaction, for 1,081,649 shares, or 0.53% of the capital, is planned for September 2010.

The share purchase agreement with FIP PCP was entered into in connection with the acquisition of 55.41% of the indirect stockholding held by FIP PCP, the controlling stockholder of Equatorial, in Light.  This interest consists of 14,728,502 common shares in Light, equivalent to 7.22% of the voting and total capital of Light. For this transaction to be completed, Equatorial will undergo a reorganization to separate out the indirect holding in Light to a new company (“Newco”). After that, FIP PCP will sell its indirect interest in Light, through Newco to a special purpose company in which CEMIG will hold an interest of not less than 20%. The price of this acquisition is R$29.54 per share in Light, corresponding to R$435.0 million, for 55.41% of the indirect interest in Light currently held by FIP PCP. If the minority stockholders of Newco exercise their “tag-along” rights, the value of the transaction could potentially reach a total of R$785 million, corresponding to the total of 26,576,149 common shares in Light that Newco will hold indirectly, representing approximately 13.03% of the total and voting capital of Light.

In connection with the Share Purchase Agreements, on March 24, 2010, CEMIG entered into an option contract for sale of shares and other matters (“the Put Option”) with Enlighted Partners Venture Capital LLC, a limited liability company, the object of which is the grant of an option to sell the share units of Luce Investment Fund (“LUCE Fund”), which owns 75% of the share units in

LUCE, which in turn is the indirect holder, through LEPSA, of 26,576,149 common shares in Light, representing approximately 13.03% of the total and voting capital of Light.

The price of the share units of LUCE Fund, in the event of the Put Option being exercised, is US$340.5 million on December 1, 2009, less any dividends or interest on capital paid or declared from December 1, 2009 up to the exercise of the Put Option, if it is exercised.

The Put Option may be exercised from October 1 through October 6, 2010 and its exercise shall create an obligation upon CEMIG to acquire or indicate a third party that shall acquire the totality of the share units of LUCE Fund.

CEMIG’s total interest in Light will depend on its interest in a special purpose company, whether minority shareholders exercise their tag-along rights and whether the Put Option is exercised.

We recognize our interest in Light as an investment and we recorded R$132 million in income from our investment in Light in 2009.

Light’s Activities

The main activities of Light are:

•                  Generation—utilizing hydroelectric energy from the Paraíba do Sul and Ribeirão das Lajes rivers, with maximum total capacity of 855 MW.

•                  Distribution of electricity—serving a total area of 4,236 square miles of the State of Rio de Janeiro, supplying electricity to 4.0 million consumers, representing approximately 11 million people in 31 municipalities and invoicing a total of 19,084 GWh in 2009.

•                  Energy trading—operating in the ACL and dealing with alternative energy sources.

•                  Energy services—providing energy and infrastructure services and focusing on energy solutions for its clients as an Energy Services Company, or ESCO.

Light invested a total of R$ 563.8 million in 2009 in the acquisition of fixed assets, improvements to and expansion of its distribution system and transmission network for generating facilities. This amount represented a 3.13% increase  over the R$546.7 million of capital expenditures in 2008.

Light’s concession agreement to provide electricity generation, distribution and transmission services in the State of Rio de Janeiro expires on June 4, 2026 but may be renewed upon application.

Transmission Concession Holders

In 2006, CEMIG, in partnership with MDU Brasil Ltda. and Brascan Brasil Ltda., acquired 50% ownership of the voting stock of the electricity transmission concession holders EATE, ENTE, ETEP, and ERTE, and 40% of the voting stock of the transmission concession holder ECTE, for R$802 million. Together, we refer to the companies as the Brazilian Power Transmitters (Transmissoras Brasileiras de Energia) (“TBE”).

On September 24, 2008 Brookfield Brasil TBE Participações Ltda., CEMIG’s partner in TBE,  exercised the option to sell its shares in the companies EATE, ECTE, ENTE, ERTE and ETEP to CEMIG, Alupar Investimento S. A. (“Alupar”) and Centrais Elétricas de Santa Catarina (“Celesc”).  Jointly with Alupar and Celesc, CEMIG acquired the shares formerly owned by Brookfield in the transmission companies of the TBE Group.  TBE Group consists of EATE, ENTE, ETEP, ECTE, ERTE, STC, Lumitrans, EBTE and ESDE.  On June 30, 2009, CEMIG acquired 95% of the shares owned by Brookfield in EATE, ENTE, ERTE, and ETEP, and 74.5% of the shares owned by Brookfield in ECTE, for an amount corresponding to R$479.9 million. Subsequently, on July 14, 2009, an additional 4.9% of Brookfield’s shares in EATE, ENTE, ERTE and ETEP, and 3.8% of Brookfield’s shares in ECTE, owned by Brookfield, were acquired for R$25.0 million.  The total expenditure was R$504.9 million.

In October 2008, EATE acquired an 80% interest in the companies Sistemas de Transmissão Catarinense S.A. (“STC”) and Lumitrans — Companhia Transmissora de Energia Elétrica, both located in Santa Catarina, adding R$32 million in Permitted Annual Revenue (“RAP”), and 122 miles of network, to the TBE Group.

Also in 2008, EATE, jointly with Cemig Generation and Transmission, won ANEEL Auction 004/2008, Lot D, for the construction, operation and maintenance of five legs of transmission line (482 miles), involving seven substations (400MVA), in Mato

Grosso, for RAP of R$27 million. The company EBTE was contracted to operate the project, with EATE owning 51% of the capital and Cemig Generation and Transmission owning 49%.

In May 2009, at ANEEL Auction 001/2009, ETEP was awarded Lot H, for the construction, operation and maintenance of the 345kV Santos Dumont substation, in Minas Gerais, for RAP of R$8 million. In June 2009, Empresa Santos Dumont de Energia S.A. (“ESDE”) was contracted to operate the project.

Description of the transmission concession holders

On December 31, 2009, CEMIG had direct investments (jointly controlling) in EATE, ECTE, ENTE, ERTE, ETEP and EBTE, and indirect investments in STC, Lumitrans Companhia Transmissora de Energia Elétrica, and ESDE as shown in the table below.

Company	Connection	Length (Miles)	Capacity (kV)	Operation	Annual Permitted Revenue (1) (R$million)	Concession contract (3)	Concession Expiration Date
EATE (2)	Tucuruí (Pará) to Presidente Dutra (Maranhão)	577	500	March/03	263.1	June 12, 2001	June 12, 2031
ECTE (2)	Campos Novos (Santa Catarina) to Blumenau (Santa Catarina)	157	525	March/02	59.2	November 1, 2000	November 1, 2030
ENTE (2)	Tucuruí (Pará) to Açailândia (Maranhão)	285	500	February/05	136.6	December 11, 2002	December 11, 2032
ERTE (2)	Vila do Conde (Pará) to Santa Maria (Pará)	96	230	September/04	24.1	December 11, 2002	December 11 2032
ETEP (2)	Tucuruí (Parã) to Vila do Conde (Pará)	201	500	August/02	61.0	June 12, 2001	June 12, 2031
Lumitrans (2)	Machadinho — Campos Novos	31.7	525	October/07	16.2	February 18, 2004	February 18, 2034
STC (2)	Barra Grande — Lajes- Rio do Sul	114.3	230	November/07	23.5	April 27, 2006	April 27, 2036
EBTE	Brasnorte-Juba,Brasnorte-Parecis Brasnorte- Juína,Nova Mutum-Sorriso, Sorriso- Sinop	481.6	230	Expected to start operating partially in June/10	27.3	October 16, 2008	October 16, 2038
ESDE	LT Barbacena 2- Santos Dumont LT Santos Dumont- Juiz de Fora I	1.2	345	Expected to start operating partially in May/2011	8.3	November 19, 2009	November 19, 2039

(1)                                Annual revenue set by ANEEL (Resolution 843/2009) and adjusted for inflation.

(2)                                The operation and maintenance of transmission lines of EATE, ENTE and ERTE are carried out by Eletronorte-Centrais Elétricas do Norte do Brasil S.A. or Electronorte and of ECTE by Celesc and Eletrosul and of STC by Celesc and Lumitrans by Eletrosul.

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

Acquisition of holdings in MDU and TBE

On November 13, 2009, CEMIG signed a share purchase agreement with MDU Resources Luxembourg II LLC, S.à.r.l. (“MDU”) for acquisition from MDU of 13.3% of the voting and total stock of ENTE, 13.3% of the voting and total stock of ERTE and up to 10% of the voting capital of ECTE, as approved by our Board of Directors on October 28, 2009

The approximate total value of the sale is R$100 million as of September 30, 2009. The final amount depends on whether the shareholders will exercise their right of first refusal.

Conclusion of the transaction and the actual acquisition of the shares by CEMIG is subject to approval by ANEEL, the BNDES and other financing agents.

Completion of the transaction will result in CEMIG having a weighted average holding in TBE of 46.6% of the common stock and 39.86% of the total stock. After the repurchase of the shares owned by Eletrobras, CEMIG’s holdings in the total stock and the common stock will be equal at 46.8%.

Capital Expenditures and Investments in Affiliates

Capital expenditures and investments in affiliates for the years ended December 31, 2009, 2008 and 2007 in millions of reais, are as follows:

	Year ended December 31,
	2009	2008	2007
Acquisition of interest in Terna Participações S.A	1,070	—	—
Acquisition of interests in transmission companies	505	37	—
Acquisition of interests in wind farms	224	—	—
Other investments	215	183	26
Sale of Way TV	—	—	(49)
Total investments in affiliates	2,014	220	(23)
Generation power projects—under property, plant and equipment	87	121	242
Transmission network expansion	23	12	64
Distribution network expansion	672	792	790
Others	69	46	24
Total capital expenditures under property, plant and equipment	851	971	1,120
Total capital expenditures and investments in affiliates	2,865	1,191	1,097

We currently project capital expenditures in 2010 related to property, plant and equipment of approximately R$1,401 million. The principal uses of these capital expenditures are expected to be for the expansion of our distribution infrastructure.

We currently project investments in affiliates of approximately R$132 million in 2010.

We expect to fund our capital expenditures and investments in affiliates in 2010 mainly from our cash flow from operations and, to a lesser extent, through financing. As the financial markets improve, we expect to finance our expansion and projects by issuing debentures as well as through commercial paper to meet short term objectives.

Business Overview

General

We are required, like other Brazilian electric utilities, to purchase electricity from the Itaipu Hydroelectric Power Plant in an amount determined by the Federal Government based on our electricity sales. See “—Distribution and Purchase of Electric Power—Purchase of Electric Power—Itaipu.” In addition, we purchase energy from other concessionaires. See “—Distribution and Purchase of Electric Power—Purchase of Electric Power—Auction Contracts.” We also purchase energy generated by self power producers, or SPPs, and independent power producers, or IPPs, that are located within our concession area.

The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified:

CEMIG’S ELECTRIC ENERGY BALANCE

	Year ended December 31,
(GWh)	2009	2008	2007
RESOURCES	70,548	68,318	67,698
Electricity generated by CEMIG (1)	32,830	31,291	33,150
Electricity generated by auto-producers	1,167	1,062	1,047
Electricity generated by Ipatinga	210	355	362
Electricity generated by Barreiro	62	75	82
Electricity generated by Sá Carvalho	428	349	322
Electricity generated by Horizontes	79	41	36
Electricity generated by Cemig PCH	3	22	10
Electricity generated by Rosal Energia	309	230	264
Electricity generated by Amador Aguiar	641	610	505
Electricity generated by Cachoeirão (5)	148
Electricity bought from Itaipu	8,889	12,323	12,135
Electricity bought from CCEE and other companies (2)(3)	25,782	21,960	19,785

REQUIREMENTS	70,548	68,318	67,698
Electricity delivered to final consumers (4)	39,204	42,940	39,056
Electricity delivered to auto-producers	996	982	990
Electricity delivered by Ipatinga	211	355	362
Electricity delivered by Barreiro	84	98	100
Electricity delivered by Sá Carvalho	500	473	472
Electricity delivered by Horizontes	79	84	84
Electricity delivered by Cemig PCH	123	122	122
Electricity delivered by Rosal Energia	263	263	263
Electricity generated by Cachoeirão (5)	140
Electricity delivered to the CCEE and other companies(2)(3)	23,339	17,211	20,621
Losses	5,609	5,790	5,629

(1)                                Discounting the losses attributed to generation (711 GWh in 2009) and the internal consumption of the generating plants.

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

(5)                                Includes 100% of electricity produced by Cachoeirão Hydro Power Plant. CEMIG has a 49% interest in the consortium, and is responsible for the sale of 100% of the physical guarantee of this Small Hydro Plant.

Generation

According to ANEEL, at December 31, 2009, we were the seventh largest electric power generation concessionaire in Brazil as measured by total installed capacity. At December 31, 2009, we generated electricity at 54 hydroelectric plants, three thermoelectric plants and two wind farms and had a total installed generation capacity of 6,642 MW of which hydroelectric plants accounted for 6,443 MW, thermoelectric plants accounted for 184 MW and our wind farms accounted for 15.11 MW. Eight of our hydroelectric plants accounted for approximately 81% of our installed electric generation capacity in 2009.  During the year ended December 31, 2009, we recorded expenses totaling R$756 million relating to transmission charge payments made to the ONS and to transmission concession holders. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry.”

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to final users. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, and other sources, as well as the energy for the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the Brazilian Grid regulated by the ONS. See “—The Brazilian Power Industry.” As of December 31, 2009, our transmission network in Minas Gerais consisted of 1,352 miles of 500 kV lines, 1,244 miles of 345 kV lines and 485 miles of 230 kV lines, as well as 35 substations with a total of 94 transformers and an aggregate transformation capacity of 15,506 MVA.

Distribution

Through Cemig Distribution, we have four distribution concession agreements in the state of Minas Gerais that grant us rights to supply electricity to consumers in that area, including consumers that may be eligible, under the legislation, to become Free Consumers (consumers with demand equal to or greater than 3 MW, or consumers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or Small Hydroelectric Plants). Our concession area covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2009, we owned and operated 294,552 miles of distribution lines, through which we supplied 22,332 GWh to approximately 6.8 million consumers.

In 2009, a total of 15,081 GWh was carried and delivered by the electricity distribution systems. The total amount of electricity supplied to distribution consumers was 37,413 GWh, of which 52.2% was supplied to industrial consumers, 20.8% to residential consumers, 12.7% to commercial consumers, 5.9% to rural consumers and 8.3% to other consumers. Cemig Distribution is the largest electricity distribution concession holder in Brazil.

Other Businesses

While our main business consists of the generation, transmission and distribution of electricity, we also engage in the following businesses: (i) distributing natural gas in Minas Gerais through our subsidiary, Gasmig, (ii) telecommunications through our consolidated subsidiary Cemig Telecomunicações S.A. (formerly Empresa de Infovias S.A), a company created to provide fiber-optics and coaxial cable network installed along our transmission and distribution lines through which telecommunication services can be provided; (iii) national and international consulting business through our subsidiary Efficientia S.A., whose focus is to provide our largest customers in the industrial, service and commercial sectors with energy solutions; and (iv) implementation and management of systems for electricity sector companies (generation, distribution and transmission) through our subsidiary Axxiom Soluções Tecnológicas S.A., incorporated on August 27, 2007. We also seek to strengthen our business in gas and the development of alternative sources of energy, particularly oil. On February 9, 2009, our by-laws were amended to create the Office of the Chief Officer for the Gas Division, who is responsible for coordinating all the policies and processes for exploration, acquisition, storage, transportation, transmission, distribution and sale of oil and gas and their sub-products, whether derived directly or through third parties.

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, for the periods indicated:

	Year ended December 31,
	2009	2008	2007
Electricity sales to final consumers	10,994	10,497	10,191
Electricity sales to the interconnected power system	1,682	1,069	1,134
Use of basic transmission and distribution networks	1,999	1,865	1,705
Services rendered	84	82	61
Telecommunication and other	193	159	175
Total	14,952	13,672	13,266

Power Generation and Trading

Overview

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2009:

Facility	Installed Capacity (MW)	Assured Energy (1) (average MW)	Year Commenced Operations		Installed Capacity % of Total	Date Concession or Authorization Expires	CEMIG’s Interest
Major Hydroelectric Plants
São Simão	1,710	1,281.0	1978		25.7	January 2015	100%
Emborcação	1,192	497.0	1982		17.9	July 2025	100%
Nova Ponte	510	276.0	1994		7.7	July 2025	100%
Jaguara	424	336.0	1971		6.4	August 2013	100%
Miranda	408	202.0	1998		6.1	December 2016	100%
Três Marias	396	239.0	1962		6.0	July 2015	100%
Volta Grande	380	229.0	1974		5.7	February 2017	100%
Irapé	360	206.3	2006		5.4	February 2035	100%
Aimorés	161.7	84.3	2005		2.4	December 2035	49%
Salto Grande	102	75.0	1956		1.5	July 2015	100%
Funil	88	43.6	2002		1.3	December 2035	49%
Queimado	86.6	47.8	2004		1.3	January 2033	82.5%
Sá Carvalho	78	58.0	2000	(2)	1.2	December 2024	100%

Facility	Installed Capacity (MW)		Assured Energy (1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession or Authorization Expires	CEMIG’s Interest
Rosal Energia	55		30.0		2004	(2)	0.8	May 2032	100%
Itutinga	52		28.0		1955		0.8	July 2015	100%
Baguari	47.60		27.26		2009		0.7	August/2041	34%
Amador Aguiar I	50.5		32.6		2006		0.8	August/2036	21.05%
Amador Aguiar II	44.21		27.6		2007		0.7	August/2036	21.05%
Camargos	46		21.0		1960		0.7	July 2015	100%
Porto Estrela	37		18.6		2001		0.6	July 2032	33.3%
Igarapava	30.4		24.4	(3)	1999		0.5	December 2028	14.5%
Pai Joaquim (5)	23		13.9		2004		0.4	April 2032	100%
Cachoeirão	13.23		8.02		2008		0.2	July 2030	49%
Piau	18		8.0		1955	(2)	0.3	July 2015	100%
Gafanhoto	14		6.7		1946		0.2	July 2015	—
Smaller Hydroelectric Plants	115.2		62.4		—		1.7	—	—
Thermoelectric Plants
Igarapé	131		71.3		1978		2.0	August 2024	100%
Ipatinga	40		40		2000	(2)	0.6	December 2014	100%
Barreiro (6)	12.9		11.4		2004		0.2	April 2023	100%
Wind Farm
Morro do Camelinho	1		0.3		1994		0.0	Indefinite	100%
Praias do Parajuru	14.11		6.11		2009		0.2	September 2032	49%

Total	6,641.45	(4)	4,012.59	(4)	—		100.0%	—	—

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

(6)	The Formoso Plant was deactivated according to ANEEL Decision no. 2,013 of May 29, 2009.

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
Voltage of Connection Lines	2009		2008	2007
500 kV	7		7	7
345 to 230 kV	81	(1)	15	15
161 to 138 kV	112		112	112
69 to 13.8 kV	163	(2)	134	102
Total	363		268	236	(3)

	Step-Down Transformation Capacity(4) of Generation Substations
	As of December 31,
	2009	2008		2007

Number of step-down substations	59	58		57
MVA	7,332	7,141	(3)	7,125

(1)                                The circuit length of our 230 kV connection lines increased in 2009 because the Baguari facility began its operations.

(2)                                The circuit length of our 69 kV connection lines increased in 2009 because the Wind Farm Praias do Parajuru began its operations.

(3)                                This amount does not include the Light acquisition.

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

Rosal Energia S.A. — In December 2004 we bought the Rosal hydroelectric plant, which has installed capacity of 55 MW, from Caiuá Serviços de Eletricidade S.A., or Caiuá, for a payment of R$134 million. The Rosal plant, the sole asset of Rosal Energia, is located on the Itabapoana River, which runs along the border between the States of Espírito Santo (Municipality of Guaçuí) and Rio de Janeiro (Municipality of Bom Jesus de Itabapoana). It operates in integrated connection with the Alegre and Mimoso do Sul electricity systems, which are owned by the electricity utility of the State of Espírito Santo, Escelsa (Espírito Santo Centrais Elétricas S.A.). The plant’s first and second rotors started operating in December 1999 and January 2000, respectively. It has a concession contract for 35 years, maturing in 2032.

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

Horizontes Energia S.A. — We formed Horizontes Energia S.A., or Horizontes Energia, to generate and trade electricity as an IPP (independent power producer) through the commercial operation of the following of our smaller hydroelectric plants: the Machado Mineiro Power Plant (located on the Pardo River in the municipality of Ninheira in the State of Minas Gerais, with an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais, with an installed capacity of 2.37 MW; the Salto Voltão Power Plant (located on the Chapecozinho River in the city of Xanxerê in the State of Santa Catarina, with an installed capacity of 8.2 MW); and the Salto do Passo Velho Power Plant (also located on the Chapecozinho River in Xanxerê, Santa Catarina, with an installed capacity of 1.8 MW), as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025; the concessions relating to the other plants expire on October 4, 2030. All the electricity generated by Horizontes Energia S.A. is allocated for sale in the ACL, and part of this electricity has been committed for sale up to the year 2011. The Salto do Paraopeba Power Plant is currently out of service for refurbishment. We expect that this power plant will resume its operations in 2011.

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

Cemig PCH S.A. — We formed Cemig PCH S.A. to generate and trade electric energy as an IPP. Its main activity is the production and sale of electricity through the Pai Joaquim Small Hydroelectric Power Plant, as an IPP. This plant, located on the Araguari River, has an installed capacity of 23 MW and begin its commercial operation on March 31, 2004. Cemig PCH S.A. holds the assets of the Pai Joaquim Small Hydroelectric Power Plant, and trades the energy produced by this plant.

Irapé Hydroelectric Power Plant — The Irapé Hydroelectric Power Plant, which has an installed capacity of 360 MW, is located on the Jequitinhonha River, in northern Minas Gerais. Construction began in April 2002 and its three units began to generate electricity commercially on July 20, 2006, August 5, 2006, and October 3, 2006. The concession relating to this plant expires on February 28, 2035.

Cachoeirão Small Hydroelectric Power Plant — Cemig Generation and Transmission negotiated an ownership interest in the construction and operation of Cachoeirão Small Hydroelectric Power Plant. Together with our partner in this project, Santa Maria Energética S.A. (“Santa Maria Energética”), we formed SPC Hidrelétrica Cachoeirão S.A., to build and operate the Cachoeirão Small Power Plant. This plant, with an installed capacity of 27 MW, is located on the Manhuaçu River, in the eastern part of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in the SPC and Santa Maria Energética has a 51% ownership interest. Santa Maria Energética is a special-purpose company which holds the authorization for commercial operation of the Cachoeirão Small Hydroelectric Power Plant and at the end of January 2007 applied to ANEEL for permission to transfer this authorization to Hidrelétrica Cachoeirão S.A. Construction began in March 2007 and the facility began operating in December 30, 2008. The concession relating to this plant expires on July 27, 2030.

Cemig Generation and Transmission also operates the following power plants:

Queimado Hydroelectric Power Plant — Our partner in this project is Companhia Energética de Brasília, or CEB, a state-controlled electricity company. CEB has a 17.5% interest and we have the remaining 82.5%. The plant, with an installed capacity of 105 MW, is located on the Preto River, and encompasses areas in the States of Minas Gerais and Goiás and in Brazil’s Federal District. The power plant began its commercial generation on April 9, 2004, with the operation of its first unit. The commercial operation of the second and third units began on June 16, 2004, and July 8, 2004, respectively..  The concession relating to this plant expires on January 02, 2033. Currently, our partner in Queimado is CEB Participações S.A. (CEBPar), a subsidiary of CEB, as per the second Amendment to Concession Contract 006/1997, executed on July 17, 2009.

Aimorés Hydroelectric Power Plant — The Aimorés Hydroelectric Power Plant, located on the Doce River, has an installed capacity of 330 MW. We have a 49% interest in this enterprise and our partner, Valesul Alumínio S.A., has a 51% interest. Partial commercial generation began on July 30, 2005, and the plant began operating at full capacity in November 2005, when we obtained the operational license from the Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA. The concession relating to this plant expires on December 20, 2035.

Funil Hydroelectric Power Plant — Also referred to as the José Mendes Junior Hydroelectric Plant, the Funil Hydroelectric Power Plant has generating capacity of 180 MW and is located on the Rio Grande river, in the southern part of Minas Gerais. We have a 49% interest in this enterprise and our partner, Companhia Vale do Rio Doce, or (“CVRD”), a mining company, has a 51% interest.. Construction began in September 2000, and its three rotors began to generate commercially on 2002 and 2003. The concession relating to this plant expires on December 20, 2035.

Porto Estrela Hydroelectric Plant — This plant is a project of the Porto Estrela Hydroelectric Consortium, located in the Serra da Estrela mountains in the State of Minas Gerais. It has two generating units, with total installed capacity of 112 MW. We have a 33% interest in this enterprise. The start date of the concession was July 1997, and it will end 35 years from the start date, in July 2032. Construction began on July 9, 1999, and was completed on November 9, 2001.  The plant’s operational license was obtained on June 29, 2001, and the first and second generating units started operating on September 4, 2001, and November 5, 2001, respectively.

Baguari Hydroelectric Power Plant — A consortium formed by Cemig Generation and Transmission, Furnas Centrais Elétricas S.A., or Furnas, an electricity concessionaire of generation and transmission controlled by the Federal Government, and Baguari I Geração de Energia Elétrica S.A, a special-purpose company, or SPC, that belongs to Neoenergia S.A., a private integrated electricity sector holding company, has the concession to build and operate the Baguari Hydroelectric Power Plant and sell its energy. The power plant will have an installed capacity of 140 MW and will be located on the Doce River, in the State of Minas Gerais. Cemig Generation and Transmission has a 34% interest in this consortium. The energy generated will be commercialized in the ACR. On December 15, 2006, the State of Minas Gerais Environmental Policy Council (Conselho Estadual de Política Ambiental), or COPAM, issued the power plant installation license. Construction began on May 9, 2007. The plant’s operational license was obtained on July 5, 2009, and the first and second generating units started operating on September 9, 2009, and November 26, 2009, respectively. The last two generating units started operations in March and May 2010, respectively. The concession relating to this plant expires on August 15, 2041. As of December 31, 2009, we had invested R$179 million in this project of a total projected investment of R$190 million.

Expansion of Generation Capacity

We are currently involved in the construction of seven hydroelectric power plants— Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré, Pipoca, Paracambi and Santo Antônio—that will increase the installed generation capacity of our hydroelectric facilities by 92.19 MW over the next three years. The following is a brief description of these projects, the completion of which are subject to various contingencies, certain of which are beyond our control.

SPE Guanhães Energia S.A. — Cemig Generation and Transmission has negotiated an ownership interest in the construction and operation of the Small Hydro Plants, or PCHs, of Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. Our partner in this project is Investminas Participações S. A., a wholly owned subsidiary of GlobalBank Participações e Investimentos S.A, which formed, with us, the company SPC Guanhães Energia S.A, or Guanhães Energia. The purpose of Guanhães Energia is to build and operate these four PCHs, namely: Dores de Guanhães, with 14 MW installed capacity; Senhora do Porto, with 12 MW capacity; Jacaré, with 9 MW; and Fortuna II, with 9 MW. Dores de Guanhães, Senhora do Porto and Jacaré will be built on the Guanhães River, located in the municipality of Dores de Guanhães, State of Minas Gerais, and Fortuna II will be built on the Corrente Grande River, located in the municipalities of Guanhães and Virginópolis, State of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in Guanhães Energia, while Investminas Participações has the remaining 51%. Construction is expected to begin in September 2010, and commercial operation is expected to begin in the first half of 2012. The concessions relating to these plants expire in December 2031 with respect to Fortuna II, November 2032 with respect to Dores de Guanhães and October 2032 with respect to Senhora do Porto and Jacaré. As of December 31, 2009, we had invested R$9.6 million in this project.

Pipoca Small Hydroelectric Power Plant —  Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Pipoca Small Hydroelectric Power Plant, in partnership with Omega Energia Renovável S.A., founded by the investment companies “Tarpon Investimentos” and “Winbros Participações, Gestão e Investimentos,” to implement and operate the project. Through Cemig Generation and Transmission, we have a 49% interest in Hidrelétrica Pipoca S.A.. The plant, with an installed capacity of 20 MW, will be located on the Manhuaçu River, in the eastern part of the State of Minas Gerais. Construction began in October 2008 and commercial generation is expected to begin in July 2010. The concession relating to this plant expires on September 10, 2031. As of December 31, 2009, we had invested R$17 million in this project.

Paracambi Small Hydroelectric Power Plant — Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Paracambi Small Hydroelectric Power Plant, in partnership with Lightger S.A., a US investment company, to implement and operate the project. We will have a 49% interest in this project. The plant, with an installed capacity of 25 MW, will be located on the Lajes River, in the eastern part of the State of Rio de Janeiro. Construction began in November 2009 and commercial generation is expected to begin in September 2011 and November 2011. The concession relating to this plant expires on December 2, 2031.  In August 2009, CEMIG’s Board of Directors approved the effective participation of the Company in this venture.  As of December 31, 2009, we had not made any investment in this project.

Madeira Energia S.A. —MESA is a special-purpose company created to implement, build, operate and maintain the Santo Antônio hydroelectric plant, in the basin of the Rio Madeira, in the northern region of Brazil. This facility will have a generating capacity of 3,150 MW. MESA is expected to begin operations in 2012. Cemig Generation and Transmission has a 10% interest in MESA, and based on our ownership interest, we expect to invest R$1,416 million in the development of the project.

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

Wind Farms

Electric generation based on wind power is becoming one of the most promising possibilities of power generation for the near future. Besides its reduced environmental impact, this energy source is completely renewable and widely available in Brazil, according to recent prospective studies.  Also, its fast technical development during recent decades resulted in competitive costs per

MWh comparing to other alternatives of electric power generation. CEMIG is monitoring the accelerated evolution of wind power based generation and its inclusion in Brazilian energy portfolio.

Our first wind farm, Morro do Camelinho, began operating in 1994. It is located in Gouveia, a municipality in northern Minas Gerais. This project is the first wind farm in Brazil to be connected to the national electricity transmission grid and it is connected to CEMIG’s distribution system. It has a total generation capacity of 1 MW, powered by four turbines with a capacity of 250 kW each. Morro do Camelinho was built through a technical and scientific cooperation arrangement with the government of Germany. The cost of the project was US$1.5 million, with 51% of the cost provided by us and the remaining 49% provided by the government of Germany.

On February 5, 2009, Cemig Generation and Transmission’s Board of Directors authorized offering a binding proposal for a share purchase agreement to Energimp S.A. to purchase a 49% interest in three wind farms located in the State of Ceará, Brazil for the amount of R$223 million. The transaction was completed on August 15, 2009. The three wind farms, named UEE Praia do Morgado, UEE Praias de Parajurú and UEE Volta do Rio, have a total installed capacity of 99.6 MW. The acquisition is subject to the approval of ANEEL, the Federal Savings Bank (Caixa Econômica Federal), Eletrobras, and CADE. The UEE Praias de Parajuru started operating in August 2009, UEE Praia do Morgado started operating in May 2010 and the UEE Volta do Rio is expected to be operating by July 2010.

Central Eólica Praias de Parajurú S.A. is located in the county of Beberibe, in the State of Ceará, 63 miles from the State’s capital, Fortaleza. It started commercial operation in August 2009. All the electricity, totaling 106,604 MWh/year, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

Central Eólica Praia do Morgado S.A is located in the county of Acaraú, in the State of Ceará, 174 miles from the State’s capital, Fortaleza. It started operating in May 2010. All the electricity, totaling 115,636 MWh/year, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

Central Eólica Volta do Rio S.A is located in the county of Acaraú, in the State of Ceará, 149 miles from the State’s capital, Fortaleza, is expected to start operation in July 2010. All the electricity, totaling 161,238 MWh/year, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

Power Trading

Under the present regulations of the Brazilian electricity sector, power generation companies are allowed to operate in trading as well as the sale of their own production. CEMIG intensified this activity in 2009, which is complementary of the sale of its own generation, buying electricity for future sale through its power generation and trading subsidiaries, aiming further to increase the company’s results. CEMIG’s wholesale commercialization policy is approved by the Board of Directors and the transactions are individually approved by the Executive Board.

These transactions were previously submitted for analysis by the Energy Risks Management Committee, in which representatives of various areas of CEMIG — financial, legal, commercial, regulatory and planning — participate, for the purpose of determining the risks and results expected, using, for this, analysis of market conditions, hydrology simulation models, energy risk models, estimates of spot prices and calculation of the profit at risk.

The results of the trading activities depend on market conditions, which may be different from the company’s expectations. To mitigate this risk, CEMIG seeks to avoid carrying positions, selling the electricity bought as soon as possible.

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

During the year ended December 31, 2009, we recorded revenue totaling R$627 million as a result of our transmission business. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the National System Operator (Operador Nacional do Sistema), or

ONS, and owners of different parts of the basic transmission network. See “Item 5. Operating and Financial Review and Prospects” and “—The Brazilian Power Industry.”

We transmit both the energy that we generate and the energy that we purchase from Itaipu and other sources, as well as the energy for the interconnected power system. On December 31, 2009, we also had 13 industrial free consumers to whom we transported 4,103 GWh directly with high voltage (equal to or greater than 230 kV per industrial consumer) energy through their connections to our transmission lines. Nine of these industrial clients are CEMIG’s energy consumers and accounted for approximately 66.9% of the transported total volume of electricity. We also transmit energy to distribution systems through the south/southeast-linked system of the grid.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines	2009	2008	2007
500 kV	1,352	1,352	1,352
345 kV	1,244	1,244	1,244
230 kV	485	485	485
Total	3,081	3,081	3,081

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2009	2008	2007
Number of step-down substations	35	35	35
MVA	15,503	15,503	15,503

(1)                                Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Transmission Assets

Montes Claros—Irapé — In September 2003, a consortium formed by Companhia Técnica de Engenharia Elétrica—ALUSA, or ALUSA, Furnas, Orteng Equipamentos e Sistemas Ltda., or Orteng, and CEMIG, won the concession auctioned by ANEEL to the Montes Claros—Irapé transmission line. As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which is responsible for building and operating the transmission line. We have a 25% interest in this company. This 345 kV transmission line connects a substation located in Montes Claros, a city in northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 86 miles. Construction of the project began in January 2005 and transmission line operations began on December 18, 2005. The concession expires on February 18, 2034. As of December 31, 2009, we had invested R$12.4 million in this project.

Itutinga—Juiz de Fora — In September 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG, with interests of 41%, 25%, 10%, and 24% respectively, won the concession auctioned by ANEEL to the Itutinga—Juiz de Fora transmission line. As required in the bidding process, the partners formed the Companhia Transudeste de Transmissão, which is responsible for building and operating this transmission line. This 345 kV transmission line, with a length of approximately 89 miles, connects the substation of the Itutinga Hydroelectric Power Plant and a substation located in Juiz de Fora, a city in southeastern Minas Gerais. We began the project in March 2005, and commercial operations began on February 23, 2007. As of December 31, 2009, we had invested R$8.5 million in this project.

Irapé—Araçuaí — In November 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG with interests of 41%, 24.5%, 10% and 24.5% respectively, won the concession auctioned by ANEEL to the Irapé—Araçuaí transmission line. As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which is responsible for building and operating this transmission line. This 230 kV transmission line, with a length of approximately 38 miles, connects the substation of the Irapé Hydroelectric Power Plant and a substation in Araçuaí, a city located in northeastern Minas Gerais. We began the project in March 2005, and commercial operations began on May 23, 2007. As of December 31, 2009, we had invested R$6.3 million in this project.

Furnas—Pimenta — In September 2004, a consortium formed by Furnas and CEMIG, with interests of 49%, and 51%, respectively, won the concession auctioned by ANEEL to the Furnas—Pimenta transmission line. As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste, which is responsible for building and operating the transmission line. This 345 kV transmission line, with a length of approximately 47 miles, connects the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta, a city in the west-central region of Minas Gerais. We began the project in March 2005. Its commercial operation began in March 2010.  As of December 31, 2009, we had invested R$16.6 million in this project.

Charrúa—Nueva Temuco — In April 2005 a consortium formed by ALUSA and CEMIG, with interests of 51% and 49%, respectively, won the concession auctioned by Centro de Despacho Económico de Carga del Sistema Interconectado Central, or CDEC—SIC, of Chile to build, operate and maintain the Charrúa—Nueva Temuco 220 kV transmission line for 20 years. This was an important event in CEMIG’s history, as it was our first asset outside of Brazil. We and ALUSA formed Transchile Charrúa Transmisión S.A., an SPC incorporated in Chile and responsible for building and operating the transmission line. With a length of approximately 116 miles, the transmission line connects the substations of Charrúa and Nueva Temuco in central Chile. We began the project in June 2005 and construction began in April 2007. On July 18, 2007, Transchile Charrúa Transmisión S.A. entered into a project finance agreement with the Inter-American Development Bank in the amount of US$51.0 million related to the transmission line and substations. Commercial operation began in January 2010. As of December 31, 2009, we had invested R$27.6 million in this project.

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

EBTE—Transmission Lines in the State of Mato Grosso — In June 2008, an SPC formed by EATE and Cemig Generation and Transmission, with interests of 51%, and 49%, respectively, won the concession auctioned by ANEEL to a group of five transmission lines and two substations. As required in the bidding process, the partners formed EBTE, which is responsible for building and operating the transmission lines. The 230 kV transmission lines and substations consist of three double-circuit lines extending 344 miles and two simple-circuit lines extending 138 miles, reaching a total length of 775 482 miles, and will connect seven substations in districts of Juína, Brasnorte, Sapezal, Nova Mutum, Sorriso, Sinop, Tangará da Serra, Campo Novo dos Parecis, Lucas do Rio Verde and Vera, all located in the northern region of the State of Mato Grosso. The project was initiated in January 2009, and we expect the transmission lines operation to begin in July 2010. As of December 31, 2009, we had invested R$76.7 million in this project.

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

During the year ended December 31, 2009, we recorded expenses totaling R$756 million relating to transmission payments made to the National Integrated System Operator (Operador Nacional do Sistema, or ONS) and other transmission concession holders. See “Item 5. Operating and Financial Review and Prospects” and “The Brazilian Power Industry.”

From January 1, 2002 through December 31, 2009, we invested approximately R$851 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system (other than Light), as of the dates presented:

	Circuit Length of Distribution Lines in Miles - High Voltage (from distribution substations to final consumers)
	As of December 31,
Voltage of Distribution Lines	2009	2008	2007
161 kV	34.2	34.2	34.2
138 kV	6,897.2	6,824.5	6,756.8
69 kV	2,817.9	2,817.7	2,802.4
34.5 kV + Others	593.4	600.2	600.2
Total	10,342.7	10,276.6	10,193.6

	Circuit Length of Distribution Lines in Miles - Medium and Low Voltage (from distribution substations to final consumers)
	As of December 31,
Type of Distribution Lines	2009	2008	2007
Overhead urban distribution lines	55,608.2	53,685.9	53,064.8
Underground urban distribution lines	426.9	426.9	257.9
Overhead rural distribution lines	219,557.5	217,366.8	210,014.4
Total	275,592.6	271,479.6	263,337.1

	Step-Down Transformation Capacity(1) of Distribution Substations
	As of December 31,
	2009	2008	2007
Number of substations	360	360	358
MVA	8,250	8,160	8,145

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

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. For the next five years, we anticipate an increase of approximately 913,000 new urban consumers and 122,000 rural consumers. In order to accommodate this growth, we expect that we will need to add 225,000 medium-voltage poles, 980 miles of transmission lines and 26 step-down substations, adding 580 MVA to our distribution network, increasing the network’s installed capacity by 705 MVA, including reinforcement. Ongoing projects for development of our distribution capacity include the following:

Luz para Todos — We have adopted a rural electricity development program called Light for All (Luz para Todos) program sponsored by the Federal Government and the State Government of Minas Gerais. We plan to use the program to meet our goal of providing electricity to 100% of the rural consumers in the State of Minas Gerais. The first phase of the Light for All program supplied electricity to 190,000 additional rural residences in the State of Minas Gerais and required a total investment of approximately R$1.7 billion, of which CEMIG invested R$1.05 billion. This first phase included the Light in the Knowledge (Luz no Saber) sub-program which used solar energy to provide electricity to schools, community centers and rural homes in remote locations not yet connected to the distribution network. In 2009, the Federal Government, the State Government and the CEMIG concessionaire launched a second and third phases of the program scheduled to end on December 31, 2010. A total investment of R$1,13 billion is projected for these phases of the program, of which CEMIG is responsible for approximately R$373.4 million.  This program will provide electricity to more than 94.9 thousand rural consumers. Therefore, we entered into two Engineering and Procurement Contracts (EPC), providing the implementation of the second phase of Light for All. One of the agreements, entered into by and between Cemig Distribution and Consórcio Iluminas (which consists of Construtora Andrade Gutierrez S/A, Orteng Equipamentos e

Sistemas Ltda. and Construtora Barbosa Mello S/A), on July 6, 2009, is valid for 22 months and involves the total amount of R$ 226 million. The agreement entered into by and between Cemig Distribution and Consórcio OSEC/QG/CAMTER (which consists of Odebrecht Serviços de Engenharia e Construção S/A, Construtora Queiroz Galvão S/A and CAMTER Construções e Empreendimentos S/A) on July 3, provides for the aggregate amount of R$ 198 million and is also valid for 22 months.  At the end of the Light for All Program, whose deadline is December 31, 2010, we expect to have covered 285 thousand new clients, benefiting a population of approximately 1.5 million inhabitants.

Projeto Noroeste — Planned in 2003 and 2004, we launched the Northwest Program (Projeto Noroeste) in 2004 with the goal of adding 150 MVA of installed capacity to our distribution system in the northeastern region of the State of Minas Gerais, increasing the total available distribution capacity to 300 MVA. We aim to supply energy to the region to replace the diesel fuel traditionally used by rural producers, with the objective of contributing to local growth in a sustainable manner. The cost of the project is estimated to be R$154 million, of which we have funded R$133 million to date.

Cresce Minas — Grow Minas (Cresce Minas) project was launched in 2007 to revitalize and expand the distribution system of the State of Minas Gerais, improving the reliability of the system and increasing the quality of service to consumers. The project is expected to benefit approximately 340 municipalities (41% of the total) of Minas Gerais, encompassing a total population of approximately 4.1 million, including approximately 1.1 million consumers. In 2009, CEMIG invested R$65,5 million in capital expenditures exclusively to strengthen the medium-voltage distribution system, out of a total of R$279,4 million projected, the balance of which is expected to be invested in turn-key projects in 2010. CEMIG also invested R$153 million in 2009 to strengthen the sub-transmission system. In the next two years, we expect to invest an aggregate of R$169 million in our sub-transmission and transmission systems.

Purchase of Electric Power

During the year ended December 31, 2009, we purchased 8,888.51 GWh of electricity from Itaipu, which represented approximately 31.84% of the electricity we sold to final users, and 551.69 GWh (1.98%) of electricity from Proinfa. In addition to the electricity purchased from Itaipu and Proinfa, we have two other basic types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 57.38% of the electricity purchased for resale during the year ended December 31, 2009, and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 6.47% of the electricity purchased in 2009.

Itaipu — Itaipu is one of the largest operating hydroelectric plants in the world, with an installed capacity of 14,000 MW. Centrais Elétricas Brasileiras S.A., or Eletrobras, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the electricity generated by Itaipu that is not consumed by Paraguay. Brazil generally purchases more than 95% of the electricity generated by Itaipu.

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. During the year ended December 31, 2009, we were required by law 5.899/ 1973 to purchase approximately 13.52% of the total amount of electricity purchased by Brazil from Itaipu at rates fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rates may be transferred to the final consumer upon approval by ANEEL.

In the second half of 2007, ANEEL declared a decrease in the amount of energy to be purchased by some distribution companies from Itaipu. In January 2008, the amount of electricity purchased from Itaipu by each of the electric power distribution companies was reviewed and reallocated based on the actual consumption of each of these companies in 2004.  Based on its review, ANEEL has determined the quantity of electricity that each distribution company must purchase from Itaipu every year until 2015.  ANEEL will allocate the amounts of this energy for the distribution companies every five years, and it will review the divisions annually so that the companies may indicate their electricity requirements that will be supplied through sources other than Itaipu.

Auction Contracts — We purchased electricity in public auctions at the CCEE. These contracts were formalized between CEMIG and the several sellers in accordance with the terms and conditions established in the invitation to bid. The following table sets forth the amounts of electricity contracted, average tariff and prices related to the CCEAR contracts arising from the electricity acquired by CEMIG in auctions during 2009. It also includes contracts signed before 2009 but still effective during that year. See “—The Brazilian Power Industry” for more information on CCEE and CCEAR.

Average Tariff	Electricity Contracted (MW — average per year)	Term of the Contract
57.51	530.17	2005 to 2012
67.33	919.14	2006 to 2013
83.13	105.47	2008 to 2015
106.95	4.47	2008 to 2037
132.27	35.31	2008 to 2022
145.77	140.52	2009 to 2009
114.28	3.16	2009 to 2038
126.77	60.41	2009 to 2038
129.26	40.36	2009 to 2023
132.39	31.02	2009 to 2023
115.05	91.77	2010 to 2039
134.99	20.12	2010 to 2039
121.81	88.98	2010 to 2024
138.85	61.23	2010 to 2024
134.67	431.17	2010 to 2024
120.86	24.71	2011 to 2040
137.44	23.24	2011 to 2025
128.42	63.89	2011 to 2025
129.14	56.57	2012 to 2041
128.37	126.34	2012 to 2026
78.87	122.83	2012 to 2041

Bilateral Agreements — Cemig Distribution entered into bilateral agreements with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2009, Cemig Distribution purchased 1,806 GWh pursuant to these agreements, which represented 6.63% of the total electricity required by Cemig Distribution during 2009.

Other Businesses

Natural Gas Distribution

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

In January 1993, the State Government granted Gasmig an exclusive 30-year concession for distribution of natural gas covering the entire State of Minas Gerais and consumers located within it. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas, or LPG, and wood. In 2009, Gasmig supplied approximately 1.5 million cubic meters of natural gas per day to 276 consumers: 175 industrial and commercial clients, 93 retail distribution stations for natural gas vehicles, two thermal power plants and six distributors of compressed natural gas, or CNG. Gasmig supplied 0.2 million cubic meters of gas per day to thermal power plants and 1.3 million cubic meters of gas per day to retail consumers. In addition to serving the conventional market and the thermal power plants, Gasmig also supplied eight clients with re-gasified liquefied natural gas, or LNG. In 2009, Gasmig distributed approximately 4.1% of all natural gas distributed in Brazil.

Gaspetro acquired its 40% equity interest in Gasmig pursuant to an Association Agreement dated August 25, 2004, among CEMIG, Gasmig, Gaspetro and Petrobras. Under the terms of the Association Agreement, Petrobras agreed to make investments to expand the capacity of the current pipelines connected to the Gasmig distribution network and to construct new pipelines, and CEMIG and Gaspetro agreed to fund Gasmig’s capital expenditure plan to expand its distribution network.

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. On July 26, 2006, TSS was merged into Gasmig. As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig. On December 15, 2004, Gasmig executed an additional supply contract with Petrobras which guarantees a gradual increase in supply of up to 5.1 million m³/day of natural gas, in addition to the 3.5 million m³/day that was previously contracted for. This additional supply agreement is for the supply of natural gas to the regions of the Vale do Aço (Steel Valley) and the south of Minas Gerais, and also for expansion of service to the regions of the Greater Belo Horizonte area, the Zona da Mata (in the southeast of Minas Gerais) and the Campos das Vertentes (historic region), in the industrial, commercial, automotive and residential markets. The additional supply agreement has a term of 20 years, and we expect to begin commercial supply pursuant to the agreement in the second half of 2010, based on market demand. Under this agreement the price will be established based on the international oil price in the New York market.

We expect that the association with Petrobras will expand Gasmig’s distribution capacity, as our ability to offer natural gas to our consumers is expected to increase significantly with the implementation of Petrobras’s investments in pipelines. We expect that Gasmig’s capital expenditures for 2010 and 2011 will be mostly used for the expansion of our distribution network in highly industrialized areas of Minas Gerais and in the residential segment. Gasmig has already begun the necessary expansions to serve the regions of the Steel Valley and the southern region of the State of Minas Gerais.

We do not account for our interest in Gasmig as a consolidated investment in our financial statements, in accordance with the Emerging Issues Task Force, or EITF, Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.” We also considered the FASB Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities” and FASB Accounting Standards Update No. 2009-17 (“ASU 2009-17”), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (originally issued as FASB Statement No. 167, Amendments to FASB Interpretation No. 46R). We consolidated Gasmig’s revenues and expenses for the period from January 1, 2004 to December 15, 2004, the date of the sale of our 40.00% equity interest in Gasmig to Petrobras.

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

Minas Gerais accounted for approximately 4.1% of the total natural gas consumption in Brazil in 2009. Many energy-intensive industries such as cement, steel, ferroalloys and metallurgy have significant operations in the state. We estimate that the total demand for natural gas in Minas Gerais will amount to nearly 3.6 million cubic meters of gas per day by 2012, which exceeds the available supply we project. Gasmig’s key strategy is to expand its distribution network in order to serve the portion of the demand not yet reached. Gasmig is engaged in the development of new projects to extend its natural gas distribution systems to reach consumers in other areas of Minas Gerais, mainly in heavily industrialized areas. In 2006, Gasmig began supplying natural gas to three industrial companies and two VNG retail distribution stations in the region of the Steel Valley, thus concluding the first phase of service to that region of the State of Minas Gerais. The average volume of natural gas distributed in the first phase was approximately 200,000 cubic meters/day. Gasmig accelerated the start date to August 2006, providing service to the southern region of the State of Minas Gerais, through re-gasification of the LNG contracted with GásLocal, a joint venture of Petrobras and White Martins.

In 2009, Gasmig had gross revenues of approximately R$557 million and net income of approximately R$77 million. We recognized R$42 million as income from Gasmig in 2009.

In 2009, Gasmig invested approximately R$427 million in the expansion of its gas pipeline network to serve more clients in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and reinvestment of the dividends payable to CEMIG. There were no changes in the Gasmig´s shareholder structure. Currently, the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) operates at full capacity, and further investment by the Federal Government will be necessary to expand its capacity or construct a new pipeline to supply the anticipated growing natural gas demand in the State of Minas Gerais.

Exploitation and Production of Crude Oil and Natural Gas

On December 18, 2008, CEMIG and its partners, Companhia de Desenvolvimento Econômico de Minas Gerais - Codemig, (“Codemig”) Comp Exploração e Produção de Petróleo e Gás S.A. (“Comp”), Sipet Agropastoril Ltda. (“Sipet”) and Orteng Equipamentos e Sistemas Ltda. (“Orteng”),  participated in the Brazil Round 10 Auction carried out by the National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biodiesel), or ANP, and was granted the execution of concession agreements for four exploratory blocks (SF-T-104, SF-T-114, SF-T-120 and SF-T-127) in the São Francisco Basin, one block (POT-T-603) in the Potiguar Basin, and one block (REC-T-163) in the Recôncavo Baiano Basin. On June 30, 2009, the consortia formed by CEMIG, Codemig, Comp, Sipet, and Orteng signed the concession agreements regarding the blocks SF-T-120, SF-T-127 and POT-T-603.  The participation of both CEMIG and Codemig is 24.5% each. The total participation of Comp, Sipet, and Orteng is 51%, but the individual participation of these three companies varies, depending on the block. In the near future, CEMIG, Codemig e Imetame Energia S.A. (presently called Comp Exploração e Produção de Petróleo e Gás S.A.) will form a consortia to be responsible for the concession agreements regarding the blocks SF-T-104, SF-T-114 and REC-T-163. The three consortia will have the same composition: CEMIG — 24.5%, Codemig — 24.5%, and Imetame — 51%. CEMIG’s projected investment is not expected to exceed R$30 million in the exploitation phase.

Telecommunications, Internet and Cable Television

On January 13, 1999, Empresa de Infovias S.A. , currently designated as Cemig Telecomunicações S.A., was incorporated in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group. Currently, we own an equity interest of 99.9% in the capital stock of Cemig Telecomunicações S.A., which has an optical fiber-based long-distance communications backbone installed along our power grid using optical ground wire cables. This communications backbone is connected to an access network that is based on hybrid fiber-coaxial cable technology and is deployed along our power grid. Pursuant to Brazilian telecommunications law, we also make our network infrastructure available to other telecommunications providers interested in leasing it.

Cemig Telecomunicações S.A. started its business operations in January 2001. The main telecommunication services provided by Cemig Telecomunicações S.A. through its network are signal transportation and access, both for point-to-point and point-to-multipoint applications, delivered mainly to telecommunications operators and Internet service providers on a clear channel basis. Cemig Telecomunicações S.A. is also extending its broadband Internet services, currently available in the cities of Belo Horizonte, Poços de Caldas, Barbacena, Contagem, Sete Lagoas, Ipatinga and Uberaba, to other cities in Minas Gerais.

Cemig Telecomunicações S.A. provides the network for cable television service in 12 cities in Minas Gerais pursuant to a 15-year service agreement, that expires on December 31, 2015, with WAY TV Belo Horizonte S.A. (“OITV”), and Brasil Telecomunicações S.A., each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Cemig Telecomunicações S.A. allows these companies to use its network infrastructure. In return, Brasil Telecomunicações is obligated to deliver to Cemig Telecomunicações S.A. a percentage of the revenues derived from their cable television and Internet services and OITV pays per kilometer of the network used.

Cemig Telecomunicações S.A. also provides intra-company data transmission services to us pursuant to a five-year agreement signed in 2001 and renewed in October 2007. We use this service for internal communications as well as for certain communications with our consumers.

Pursuant to an authorization issued in 2009 by the National Telecommunications Agency (“ANATEL”), Cemig Telecomunicações S.A. was permitted to promote fixed phone service (serviço telefônico fixo comutado) (“STFC”) in local and national long distance modalities.

In 2009, Cemig Telecomunicações S.A.’s gross revenues were R$119.0 million, while its net income was R$28 million.

Cemig Telecomunicações S.A.’s capital expenditures for the past five years were an aggregate of R$118.2 million, and its capital expenditures for 2010 are expected to be mostly used for expansion of its telecommunications network.

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

In 2009, Efficientia had net income of R$5.3 million. Efficientia’s gross revenues in 2009 were R$11.6 million, a 8.8% increase from 2008. This increase in gross revenue was accompanied by operational costs of R$4.3 million, about 31% higher than in 2008. Highlights of the consultancy projects of Efficientia in 2009 include implementation of a cogeneration power plant that uses residual gas from pig iron facilities operations and energy savings solutions for two facilities. In addition, Efficientia signed contracts to implement two new cogeneration power plants and to replace all incandescent bulbs in traffic lights in Belo Horizonte with LED lamps. The consultancy projects also included the connection of three cogeneration power plants to Cemig Distribution’s grid, which will permit injection of surplus energy generated by Ituiutaba Bioenergia; Usina Monte Alegre; and Usina Cerradão (sugar and alcohol companies) into Cemig Distribution’s grid. The power plants generate 100% clean and renewable energy.

In partnership with Concert Technologies S.A. (“Concert”),  Nansen S.A. Instrumentos de Precisão (“Nansen”), Leme Engenharia Ltda (“Leme”) and FIR Capital Partners Ltda (“FIR”), we created Focus Soluções Tecnológicas S.A. in August 27, 2007, which name was changed in 2008 to Axxiom Soluções Tecnológicas S.A. (“Axxiom”), to offer solutions in technology and systems for operational management of public service concession holders, including electricity, gas, water, and sewerage and other public utility companies. We have a 49% interest in Axxiom, which began its operations in the second quarter of 2008. In 2009, Axxiom recorded losses of R$1.2 million. On June 11, 2010, CEMIG signed, as consenting party, a private instrument of assignment of shares for consideration and other matters  between Light and the companies Concert, Leme, Nansen and FIR, (“the Controlling Group”), for acquisition of its 51% interest in Axxiom.

In addition, The Strategic Technology Management Center (Centro de Gestão Estratégica de Tecnologia) (“CGET”), created in 2005, as a non-profit entity whose objectives include studies and research, development of alternative technologies, production of technical and scientific information and knowledge, encouragement of industrial development measures, plans and programs, projects for research and incorporation of developed or adapted technological innovations, and implementation of centers of excellence and institutions for the development of studies and provision of technological services.

Energy Losses

We recognize energy losses in connection with our operations on the national basic grid, which is operated by the ONS, referred to as the Basic Grid. These energy losses are divided into “technical” and “non-technical” losses.

Cemig Distribution total energy losses in 2009 were 5,609 GWh, compared to 5,790 GWh in 2008. Of this total in 2009, 411 GWh were related to losses in the Basic Grid attributed to CEMIG by the National Integrated System Operator (Operador Nacional do Sistema, or ONS). The remaining 5,198 GWh were both technical and non-technical losses in the local distribution system of Cemig Distribution and represent 11.6% of the total energy (44,938 GWh) that passed through the local system.

Technical losses accounted for approximately 80% of our energy losses in the local distribution grid in 2009. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy. We attempt to minimize technical losses by performing rigorous and regular evaluations of the quality of our electricity supply and our facilities. We routinely upgrade and expand our transmission and distribution systems in order to maintain quality and reliability standards, and consequently, reduce technical losses. In addition, we operate our transmission and distribution systems at certain specified voltage levels in order to minimize losses.

Technical losses are not comparable. Longer stretches of distribution (for example in rural areas) naturally have more technical losses.

Non-technical losses accounted for the remaining approximately 20% of our energy losses in 2009 in the distribution grid and result from fraud, illegal connections, metering errors and meter defects. In order to minimize non-technical losses, we regularly take preventive actions, including inspection of consumers’ meters and connections, modernization of metering systems, training of meter-reading personnel, standardization of meter installation and inspection procedures, installation of meters with quality control warranties, consumer database updating and development of a theft-protected distribution network.

Additionally, we have developed an integrated system designed to help detect and measure controllable losses in all parts of our distribution system.

Non-technical losses are partially comparable between electricity companies because they indicate a sector’s inefficiencies and the social complexities within the concession area. At the end of 2009, the indicators that measure the quality of supply by Cemig Distribution, DEC—Consumer Outage Duration in hours per year and FEC—Number of Outages Per Year, were 14.09 and 6.75, respectively, compared to 13.65 and 6.53 in 2008.

Consumers and Billing

Consumer Base

Our distribution and generation business consumers, who are located within our concession area in Minas Gerais and outside the state, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities). During the year ended December 31, 2009, electricity invoiced totaled 39,651 GWh, which includes the energy sold by Cemig Distribution, Cemig Generation and Transmission and by affiliated companies.

For 2009, as compared to 2008, the volume of electric power sold to residential and commercial consumers increased by 8.5% and 5.7%, respectively, and the volume of electric power sold to rural consumers decreased by 3.8%. The other consumer category grew 1.3% (this excludes wholesale supply). The industrial consumption decreased by 15.6% from 2008 to 2009. The following table provides information regarding the number of our consumers as of December 31, 2009 and consumption by consumer category for the years ended December 31, 2009, 2008 and 2007.

	Number of		Consumption (GWh)
	consumers at December 31,		Years ended December 31,
Consumer Category	2009		2009		2008		2007
Industrial	75,180	(1)	22,113	(2)	26,198	(2)	24,183	(2)
Residential	5,601,926		7,774		7,164		6,813
Commercial	596,290		4,674		4,423		4,111
Rural	490,140		2,208		2,296		2,200
Own consumption	824	(3)	35		35		34
Other	68,168	(4)	2,846		2,810		2,738
Total	6,832,528		39,651		42,926		40,079

(1)                                Includes subsidiaries and affiliated companies.

(2)                                The industrial consumer category includes consumption by Cemig Distribution, Cemig Generation and Transmission, Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia S.A., Cemig PCH S.A., Usina Termelétrica Barreiro S.A and PCH Cachoeirão.

(3)                                Refers to the number of our plants, facilities and offices that use our energy, each of which is considered a consumer pursuant to ANEEL regulations.

(4)                                Does not include consumption through supply to other concessionaires.

In 2009, we added and billed 230,267 new final consumers, representing an increase of 3.5% compared to 2008, through the expansion of our transmission and distribution systems.

A large proportion of our energy is sold to large industrial consumers.  In 2009, 165 of our clients served at medium and high voltages consumed 16,227 GWh, or 41.9% of the total of electricity that we supplied in the whole year.  These clients provided 17.2% of our sales revenue from supply of electricity in 2009.  Our power purchase agreements with industrial consumers have  terms of three to eight years in average (a few can reach 10 to 20 years) and contain a “take or pay” clause for the energy and a minimum demand clause that requires the consumer to pay at least for the contracted demand, which represents the system capacity reserved for that consumer, as well as the “take” energy contracted. We believe that this billing method provides us a relatively stable source of revenue.

The following table shows our industrial energy sales volumes by type of industrial consumer as of December 31, 2009:

Industrial Consumers (1)	Energy Sales Volume in GWh	Consumption as a Percentage of Total Industrial Energy Volume
Steel industry	5,974	27%
Ferroalloy industry	3,979	18%
Chemical industry	1,801	8%
Non-ferrous metal industry	1,072	5%
Mining industry	1,930	9%
Food processing	1,505	7%
Cement industry	946	4%
Others	4,906	22%
Total	22,113	100%

(1) The industrial consumer category includes consumption by Cemig Distribution, Cemig Geração and Transmissão, Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia S.A., Cemig PCH S.A., Usina Termelétrica Barreiro S.A and PCH Cachoeirão.

The following table sets forth the names and related industries of our ten largest consumers in 2009:

Ten Largest Consumers (listed in order of total GWh of electricity billed by us in 2009)	Industry
Usinas Siderúrgicas de Minas Gerais S.A.- USIMINAS ( Cubatão - SP )	Steel
Usinas Siderúrgicas de Minas Gerais S.A.- USIMINAS ( Ipatinga - MG )	Steel
ArcelorMittal Brasil S.A.	Steel
ArcelorMittal Inox Brasil S.A.	Steel
Gerdau Açominas S.A.	Steel
Companhia Brasileira de Carbureto de Cálcio - CBCC	Ferroalloys
Ligas de Alumínio S.A.- LIASA	Ferroalloys
Italmagnésio Nordeste S.A.	Ferroalloys
Rima Industrial S.A.	Ferroalloys
Companhia Ferroligas Minas Gerais - MINASLIGAS	Ferroalloys

As a result of our strategy of offering differentiated solutions in accordance with the demand for electricity from Free Consumers, especially considering the decrease in industrial activity as a result of the international financial crisis, Cemig Generation and Transmission negotiated temporary reductions in the amounts contracted in the year 2009, and these amounts were resold in the Regulated Market. This action avoided financial losses for the Free Consumers, who are subject to settlement of any excess energy in the spot market at much lower prices than those of the contract, and generating additional revenue for CEMIG and also provided extra revenue for Cemig Generation and Transmission as the price sold to the Regulated Market was higher than the price of the original amounts that were temporarily reduced.

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

Billing

Our monthly billing and payment procedures for electricity supply vary by levels of voltage. Our large consumers with direct connections to our transmission network are generally billed within five weekdays after their meter reading. Payment is required within five weekdays after delivery of the bill. Other consumers receiving medium voltage electricity (approximately 11,000 consumers supplied at a voltage level equal to or greater than 2.3 kV or connected by underground distribution lines) are billed within one or two days of their meter reading and payment is required within five weekdays after delivery of the bill.

Our remaining consumers are billed within five weekdays of their meter reading and payment is required within five weekdays after delivery of the bill or 10 weekdays after delivery of the bill in the case of public sector entities. Bills are prepared from meter readings or on the basis of estimated consumption.

Seasonality

Our sales of electricity are affected by seasonality. Usually, an increase in consumption by industrial and commercial consumers occurs in the fourth fiscal quarter due to increases in their activities. The seasonality of rural consumption is usually associated with rainfall periods.  During the dry season, between the months of May and November, more electricity is used to irrigate crops.  Certain figures representing fiscal quarterly consumption by final consumers from 2007 through 2009, in GWh, are set forth below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007 (1) (2)	9,337	10,016	10,238	10,488
2008 (1) (2)	9,948	10,438	11,312	11,228
2009 (1) (2)	9,754	9,711	9,940	10,246

(1)                                Includes consumption by Cemig Distribution, Cemig Generation and Transmission, Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Usina Térmica Barreiro S.A., Cemig PCH S.A. and Horizontes Energia S.A.

(2)                                Does not include supply to other concessionaires.

Competition

Contracts with Free Consumers

We had 167 contracts with Free Consumers as of December 31, 2009. Of these contracts, 18  are with companies located outside the distribution company’s concession area and represent 1,946 GWh of energy per year. These contracts with Free Consumers have terms of three to eighteen years and represent a total volume of approximately 17,384 GWh/year.

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

At the end of 2009 we were the largest seller of energy to Free Consumers in the Free Market, with a market share of 24% of this segment in CCEE. .

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

Raw Materials

Water is our main raw material used for the production of energy, representing 97% of the total raw materials used. Our principal raw material expense is the purchase of fuel oil, which is consumed by our three thermoelectric plants in the electricity generation process. Fuel oil consumption for the year ended December 31, 2009 represented an expense of R$4 million. See “—The Brazilian Power Industry—Regulatory Charges” and “Item 5. Operating and Financial Review and Prospects.” We believe that supplies of fuel oil are readily available.

Environmental Matters

Overview

Our generation, transmission and distribution activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the Federal Government has the power to promulgate general environmental regulation, state governments have the power to enact specific and even more stringent environmental regulation. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages. Administrative sanctions may include substantial fines (from R$50 to R$50 million) and suspension of activities.  Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

Our environmental impact studies are prepared by multi-disciplinary teams, which analyze the environmental impacts of our projects and propose solutions to minimize their effects on the environment. Applicable law in Brazil requires that licenses be obtained in connection with the construction, installation, expansion and operation of certain types of facilities.

We believe that we are in compliance with the relevant laws and regulations  in their material aspects.

We are certified under the Cemig Environmental Management System (“EMS”) for our operations in many municipalities, our materials storage and our logistics warehouses.

At the end of 2009, the following plants were certified under the EMS:  Camargos, Salto Grande, Volta Grande, Jaguara, Três Marias, Emborcação, and Igarapé—and the following were certified under ISO 14001: São Simão, Miranda, Rosal, Irapé, Nova Ponte and Itutinga. Together, these plants represent 5,767 MW of CEMIG’s installed capacity, and bring the percentage of CEMIG’s generating plant that is certified to 86%.

In accordance with our environmental policy, we have established various programs for prevention and control of damage, aiming to limit our risks related to environmental issues.

In 2009, we invested approximately R$27.7 million in environmental compliance projects for plant and equipment and in the implementation of new projects, and also spent R$60.7 million on operational and maintenance expenses for our current activities, such as final disposal of waste, putting environmental management systems in place, audits, planting of riverside forests, fish cultivation, putting tree pruning and oil policies in place, environmental education programs, maintenance of conservation units, training and other activities. We also invested R$2.2 million in environmental research and development projects carried out jointly with universities and research institutes.

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

Failure to obtain an environmental license to construct, implement, operate, expand or enlarge an enterprise that causes significant environmental impact, such as the energy plants operated and in implementation by CEMIG, is subject to administrative sanctions, such as the suspension of activities and the payment of a fine, ranging from R$500 to R$50 million, as well as criminal sanctions, which include the payment of a fine, imprisonment for individuals and restriction of rights for legal entities.

The State of Minas Gerais Environmental Policy Council (Conselho de Política Ambiental) (“COPAM”) Regulatory Ordinances Nos. 17, of December 17, 1996, and 23, of October 21, 1997, provide that operational licenses shall be renewed from time to time for periods of four to eight years, depending on the size and pollution potential of the facility.

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

Federal Law No. 9,605, of February 12, 1998, sets penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Measure 1,710 (currently Provisional Measure 2,163/41), which allows project operators to enter into agreements with the relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98. Accordingly, we have been negotiating with the Environmental and Natural Renewable Resources Brazilian Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) (“IBAMA”) and the Environmental Foundation (Fundação Estadual do Meio Ambiente) (“FEAM”) of the State of Minas Gerais to obtain the corrective environmental operation licensing for all our plants that began operating prior to February 1986. Generation facilities located within the State of Minas Gerais fall within the jurisdiction of FEAM for purposes of corrective licensing. We have agreed with FEAM to bring our facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by IBAMA and FEAM.

Currently, those Cemig Generation and Transmission facilities that started operations before the Brazilian environmental legislation was passed, and which have not obtained corrective licensing, have now filed applications before the appropriate environmental bodies.

We currently have operating licenses for the following facilities: (i) hydroelectric plants: São Simão, Aimorés, Amador Aguiar I, Amador Aguiar II, Igarapava, Irapé, Itutinga, Miranda, Nova Ponte, Porto Estrela, Rosal, Funil, Queimado, Sá Carvalho and Baguari; (ii) small hydroelectric plants: Joasal, Paciência, Gafanhoto, Pai Joaquim, Rio de Pedras, Santa Luzia, Salto dos Moraes, Poquim and Piçarrão; (iii) thermoelectric plants: Barreiro and Formoso; (iv) the Morro do Camelinho wind power plant and the Praias de Parajuru wind farm; and (v) the Transmission System of the Eastern Region of the State of Minas Gerais. In 2009, Cemig obtained corrective operational licenses for the Triangle, East and Southeast Regional Transmission Systems. Nevertheless, it must be observed that some of these licenses are not currently valid and depend on a renewal process, such as the ones related to Aimorés, Irapé, Rosal, Pai Joaquim, Sá Carvalho, whereas others shall be renewed during 2010, such as Itutinga, Santa Luzia, Salto Moraes, Piçarrão.

Some of the renewal processes of our environmental licenses conducted at the environmental agency of the State of Minas Gerais depend on the decisions regarding Legal Forest Reserves. See “—Legal Forest Reserves.”

Distribution of natural gas by Gasmig through pipelines in Minas Gerais is also subject to environmental control. We believe that all licenses for the regular operation of Gasmig’s activities have been obtained.  The environmental licenses for operation of the Natural Gas Distribution Network were duly issued by FEAM.

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

To date, SEDE has not yet responded to CEMIG’s request. The results of this process cannot currently be predicted.

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

Federal Decree No. 6,848/2009, issued on May 14, 2009, and State of Minas Gerais Decree No. 45.175, issued on September 17, 2009, regulate the methodology for defining compensation measures. Accordingly, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be reverted for compensation measures. The exact amount of compensation measures will be defined by the environmental agency, based on the project’s specific degree of pollution and environmental harm.

This Federal Decree also indicated that the compensation charge applies to projects implemented before the issuance of the new legislation. We have not yet assessed the effects such legislation will have on CEMIG, however, its enforcement would result in additional costs for our operations.

Fishways

Among other environmental programs, we are operating and developing the Fishways program. The dams at each of our hydroelectric generation facilities can endanger fish that inhabit the adjoining reservoirs. To reduce the impact of these facilities, fish that pass through our dams will be redirected to fishways, through which they can pass safely. Currently, for Salto Moraes, Igarapé, Funil, Baguari, Aimorés and Igarapava plants, fishways facilities have already been implemented by CEMIG and its partners

There has been no final decision by the environmental authorities regarding the obligation of building fishway projects at CEMIG’s hydroelectric plants; however, there is a possibility that future decisions by the environmental authorities, changes in the environmental legislation, or even new information obtained from the studies that are currently in progress may lead to a need for the construction of fishways at all of CEMIG’s hydroelectric plants, which, in its turn, may cause additional costs for CEMIG’s operations, that have not yet been assessed.

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

In spite of these efforts, two incidents occurred, one in 2006 and one in 2007, at the Três Marias Hydroelectric Power Plant, resulting in the death of approximately 17 tons of fish in 2007 due to lack of oxygenation, according to the State Forests Institute and estimates by the Environmental Police (8.2 tons by our estimate). The volume of dead fish was not estimated or measured in 2006. As a result, the State Forests Institute imposed two fines on us, totaling approximately R$5.5 million, which currently corresponds to R$ 7.7 million. We paid 50% of the fine and the rest is being negotiated with the environmental authority for application in research projects. On April 8, 2010, CEMIG and the Public Attorneys’ Office of Minas Gerais State signed a Conduct Adjustment Commitment (TAC), corresponding to the amount of R$ 6.8 million, providing for compensatory measures related to the occurrence of fish deaths, measures for prevention of leakage of oil, and measures for environmental improvement in the area of influence of the Três Marias power plant, in Três Marias, Minas Gerais.

Although the amount is not a material liability for us, we are implementing an environmental project, named Live Fish (Peixe Vivo) in the affected region as a way of responding to the event and reaffirming our commitment to economic and social development of the regions where we operate and where our projects are located. Fish in the exit canals of several of our plants are being monitored by specialist biologists, with the objective of becoming familiar with the dynamics of fish populations over time, the periods of their greatest activity during the day, and the locations of their greatest density. With this information, more effective techniques may be developed to control the impact of the operation of the plants on fish. CEMIG has spent R$4.2 million in 2009 for the development of research projects linked to the Peixe Vivo program.

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

In October 2007, at the end of a long drought, fish deaths occurred in a lake associated with the Pandeiros River, 31 miles downstream from the Pandeiros plant. Since the area is downstream from the Pandeiros plant, the Minas Gerais State Forests Institute associated the problem with the operation of the plant, and, together with the Minas Gerais State Public Attorneys’ Office, brought a legal action against CEMIG to provide technical explanations about the event. In accordance with State Forests Institute Notice No. 251016, of October 18, 2007, the Pandeiros plant was indicted and its operations were ceased.

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

Operations at the Pandeiros plant have not yet been resumed, and the competent environmental agency refused to grant the corrective environmental operation license for this facility, on September 19, 2008.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through inhabited areas, and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our natural gas distribution network registers, and there is a possibility of this causing accidents, with potentially significant personal, property and environmental damage. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig, through its Dig Safely (Escave com Segurança) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, in addition to the companies which carry out digging in public rights of way, to ensure that before digging close to the natural gas network, they telephone Gasmig’s 24-hour helpline and request support for safe execution of their work.

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

The Carbon Market

We believe Brazil has significant potential to generate Carbon Credits arising from clean energy projects that comply with the Clean Development Mechanism, or CDM. Every year, we seek to quantify our emissions and to publish our main initiatives in reduction of greenhouse gas emissions, by means, for example, of the Carbon Disclosure Project.

In addition, through Efficientia, a service company controlled by us, we are developing three projects for the CDM, in co-generation of electricity from blast furnace gases in the steel sector. One of these projects is being developed with Siderúrgica Pitangui, and is at the phase of approval and registry before the Executive Council of the United Nations.

CEMIG has two other CDM projects in progress, related to Small Hydro Plants (“PCHs”), as it follows: one is related to the Cachoeirão PCH — 27MW, whereas the other is related to the Dores de Guanhães PCH — 14MW, the Senhora do Porto PCH — 12MW, the Fortuna II PCH — 9MW; and the Jacaré PCH — 9MW. CEMIG holds an equity interest of 49% in all of these projects.

The Project Concept Documents (“DCPs”) for the PCH projects have already been completed and are currently in the validation phase before the Designated Operational Entities (“DOEs”).

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

Regional Distribution Operation Centers

Our distribution network is managed through seven Regional Distribution Operation Centers (Centros de Operações Regionais de Distribuição), or CODs. The CODs monitor and coordinate our distribution network operations in real time. The CODs are responsible for the supervision and control of 360 distribution substations, 275,593 miles of medium voltage distribution lines, 10,343 miles of sub-transmission lines and 6.6 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

We provided an average of 12,200 services a day in 2009. All of the CODs are certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the CODs’ processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and radio/satellite data communication help to reduce consumer service restoration time and provide better consumer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

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

We are using mobile technology in service dispatch for distribution network maintenance and medium and high-voltage network data acquisition. In 2009, a new function was developed and implemented using digital maps to manage crews, services and network retrieval.

We have developed the Enterprise Image Management System—GeoImagem—which organizes and publishes the georeferenced images to GIS (Geographic Information System) users.  We continue to invest in enterprise georeferenced applications based on GIS technology for advanced spatial analysis.

Internal Telecommunications Network

Our telecommunications network is one of the largest in Brazil. It includes high performance microwave links with more than 220 communication stations, an optical system with 1,557 miles of optical fibers and a mobile communication system with 811 radios including 644 trunking and VHF radios and 167 UHF and VHF portable radios. A total of 420 mobile radios have data interface to mobile terminals installed in vehicles for dispatch systems (operation and maintenance), which also have 940 mobile terminals connected through satellites.

Corporate Data Network

Our corporate network integrates enterprise servers (20 Reduced Instruction Set Computer (“RISC” )machines for the ERP and the new commercial systems), 9.622 Intel microcomputers, 270 servers and 1,400 connectivity devices, serving  216 sites in  137 cities of Minas Gerais. The centralized infrastructure uses modern servers and devices with service level agreements for hardware maintenance and software support. The process of reception of meter reading data, digital calculation of electricity bills, and issuance of electricity bills to consumers in CEMIG’s secondary network has been ISO 9001:2000 certified since 2005.  Our information security systems are constantly updated for access control, firewalls, antispam and antivirus, to protect all data and functionalities against unauthorized access. We use mobile solutions, such as wireless devices, PDAs and cellular phones for easy access to data and field operations.

In 2009, the RISC environment improved its processing capacity by 63% and 2,210 Intel microcomputers were replaced by newer models.

IT Governance Program

We started an IT governance program in 2005. It is based on two main principles: (i) aligning IT strategy with the overall strategy of the business; and (ii) helping the Company to manage the risks associated with implementing new technologies.

Numerous actions have been taken in recent years. The most important was the adoption of ITIL® best practices. The following ITIL® processes and functions were prioritized for implementation: Incident Management, Configuration Management, Change Management, Problem Management, Capacity Management, Service Level Management and Service Desk.

In 2009, the IT governance process was officially implemented by the creation of a specific department to plan and control IT resources and projects, including management of ITIL (Information Technology Infrastructure Library) processes and PMO (Project Management Office).

Call Centers

We have one call center, in Belo Horizonte. Clients can use a toll-free number to get information on their accounts, and report service problems. The call center is integrated with the technologies available in the CODs, allowing us to give clients up-to-date information on service issues. The call center has modern facilities, with a staff of over 1,200, and is able to receive about 75,000 calls per day. Clients can also contact us by e-mail, by fax or via our website. As an indication of the service quality provided, our call center has had ISO 9001 Quality Certification since 1999.

Commercial Management System

Cemig Distribution has consolidated its new Commercial Management System (“SGC”), which went live on May 4, 2008, with investments of R$178 million. The system processes data from all of CEMIG’s customers scattered throughout the state of Minas Gerais, who are supplied at high, medium and low voltages. Based on the SAP platform comprised of the CCS (Customer Care & Service), CRM (Customer Relationship Management) and BW (Business Warehouse) SAP systems, the system has proved successful in replacing the former Consumer Information System (“SICO”). CEMIG can now adapt more easily and rapidly to the constant changes in regulations and market demands. The company has greater access to key operations and management data, resulting in improved service and decision making.

In 2009, new software was developed to print bills on site using portable printers connected to handheld devices via Bluetooth connection. The billing process utilizes 1,108 handheld devices processing approximately 400,000 meter readings per day. This solution will increase the billing process speed and also reduce cost.

Maintenance and Repair Systems

The 10,277 miles of high voltage transmission lines in Cemig Distribution’s network, operating at 34.5 kV to 161 kV, are supported by approximately 53,495 structures, mainly made of metal. Cemig Generation and Transmission’s network has 3,085 miles of high voltage transmission lines, supported by approximately 11,676 structures. The majority of the service interruptions to our distribution and transmission lines are due to lightning, fire, vandalism, wind, and corrosion. The entire high voltage transmission line systems of Cemig Distribution and Cemig Generation and Transmission are inspected from the air once a year, using a helicopter equipped with a gimbal-gyro-stabilized camera, followed by simultaneous visual and thermographic (infra-red) inspections. Land-based inspections are also carried out at intervals of between one and three years, depending on the characteristics and age of the transmission line, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

We use modern modular aluminum structures to minimize the impact of emergencies involving fallen towers. Most of our maintenance work on transmission lines is done using live-line methods. Being the first company in Brazil to use bare-hand, live-line techniques in the maintenance of transmission lines and substations, we have accumulated, over the last 32 years, significant experience in this area. We have trained our staff in this area and have special vehicles and other necessary tools to support live- and dead-line maintenance.

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

Aiming to improve the quality of electricity supply to our customers, R$67 million will be invested in 2010 to renew high-voltage assets and to replace equipment in substations and distribution lines that have suffered depreciation, which are at the end of their life-span and have a low performance rate in the electrical system.

Information Security Management

As part of our goal to improve information security at CEMIG and to address the requirements of the Sarbanes-Oxley Act, we developed the following in 2009:

•                  the awareness program (Information Security Update) involving almost 700 employees, which focuses on basic concepts of information security, phishing threats and recommendations about security behavior;

•                  publication of a periodic information security newsletter; and

•                  design of a new system and revision of the information classification process

Management Tools

Our current Enterprise Resource Planning software (SAP R/3), or ERP, covers accounting, costs and funds control, budget, project management and human resources management processes. The ERP also includes data warehouse functionality, balanced scorecard methodology and long-term cash flow monitoring. In quality management, we have received ISO 9001/2000 certification for, among other things, the following aspects of our business: consumer service offices, call centers, laboratories, maintenance of remote protection system equipment, data reception, and billing.

In 2009 , we started using Business Intelligence tools through the implementation of Business Object SAP platform. A total of 13 dashboards for financial and accounting analysis were developed. An IT department dedicated to manage SAP environment and solutions was created.

We also implemented applications for accounting consolidation of CEMIG companies in compliance with Brazilian corporate law.

In order to comply with federal decrees related to electronic signature bookkeeping, three systems were developed and implemented: electronic signature for invoicing, fiscal bookkeeping and accounting bookkeeping.

Risk Management

With the assistance of a leading consulting firm, we began establishment of a Corporate Risk Management System in 2003, which was consolidated during the period of 2004 through 2006, in connection with our unbundling process. As holder of a concession in the Brazilian electricity sector, we operate in environments where factors such as corporate restructurings, regulations issued by energy sector government agencies, technological development, globalization and changes in the consumer market generate uncertainties and risks.

The implementation of a coherent risk vision and strategy at the corporate level is a new management trend, encouraged not only by the requirements of the Sarbanes-Oxley Act and the methods recommended by the Committee of Sponsoring Organizations, or COSO II, but also by the perception that risk management is an essential part of a sustainable development philosophy that aims to create value for shareholders.

Our Corporate Risk Management System aims to achieve the following: compliance with the objectives set by the strategic plan; create awareness among shareholders of the possible events that could constitute a risk of loss of value; structure the company to be able to take proactive stances in relation to its risk environment; provide the company’s executives with a methodology and tools for effective management of risk, including the ability to aggregate individual risks, the ability to compare risks in different business units and a tool to accurately evaluate the measures introduced to minimize risks; provide other areas of strategic management with input concepts and procedures, and factors that strengthen the company’s organizational control infrastructure.

CEMIG is working to achieve the major risk management objective of an open environment conducive to effective communications about risks and risk management up, down and across the enterprise, so that a truly holistic, integrated, proactive, forward-looking and process-oriented approach is taken to assess all key business risks and opportunities, not only those of a financial nature. During 2009, the most important risk management actions were: (i) the third update of CEMIG’s Corporate Risks Matrix was initiated, considering the review of its risks position, the risks control environment and its mitigation plans in order to adapt to the regulatory changes and economic and market context, and (ii) the improvement of the Corporate Risk Matrix from the shareholder’s perspective, allowing management to understand what stakeholders see as strategic threats and to identify risks that do not exist in the Corporate Risks Matrix.

CEMIG’s Electricity Risks Management Committee, or CGRE, created in 2003, continues to propose policies and procedures for approval by the executive officers, according to corporate risk policy, to minimize risks in the contracting (purchase and sale) of energy. The members of the committee come from numerous areas of the Company, including generation, distribution, sales, legal and financial. The CGRE gives support to the decisions of the executive officers in relation to the Company’s energy commercialization to Free Consumers and participation in the CCEE auctions. Based on risk analyses, the CGRE proposes the maximum volumes that could be sold and the amounts purchased by distributors in the auctions.

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

Properties, Plants and Equipments and Intangible Assets

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment, including our investment in certain consortia that operate electricity generation projects, was R$14,114 million at December 31, 2009 (including ongoing construction projects). Generation facilities represented 39.9% of this net book value, transmission and distribution facilities represented 55.7% and other miscellaneous property and equipment, including telecommunication facilities and intangible assets, represented 4.4%. The average annual depreciation rate applied to these facilities was 2.5% for hydroelectric generation facilities, 3.1% for transmission facilities, 4.7% for distribution facilities, 12.7% for administration facilities, and 6.7% for telecommunication facilities. Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2009. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

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

The New Industry Model created two environments for the purchase and sale of electricity: (i) the ACR, or the Pool, which contemplates the purchase by distribution companies through public auctions of all energy necessary to supply their consumers; and (ii) the ACL, which encompasses purchase of electricity by non-regulated entities (such as Free Consumers and energy traders). Distributors will be allowed to operate only in the regulated environment, whereas generators may operate in both, maintaining their competitive characteristics.

Expansion requirements of the sector are evaluated by the Federal Government through the Ministry of Mines and Energy, or MME. In order to better organize the electric energy sector, two entities have been created: (i) the Energy Research Company, or EPE, a state-controlled company responsible for planning the expansion of generation and transmission; and (ii) the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Eléctrica), or CCEE, a private company, which is the successor of the Wholesale Energy Market (Mercado Atacadista de Energia Elétrica) (“MAE”), responsible for the accounting and settlement of short-term energy sales. The CCEE is also responsible, through delegation by ANEEL, for organizing and conducting the Pool public power auctions, in which all distributors purchase energy.

The New Industry Model eliminated self-dealing, forcing distributors to purchase electricity at the lowest available prices rather then buying electricity from related parties. The New Industry Model also exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before it was enacted.

The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa program,(3) Itaipu and (4) purchase and sale agreements entered into before the New Industry Model Law, are not subject to the public auctions for the supply of electricity at the Pool. The electricity generated by Itaipu, located on the border of Brazil and Paraguay, is traded by Eletrobras and the Federal Government, through ANEEL, and determines the volumes that shall be mandatorily purchased by each distribution concessionaire. The rates at which the Itaipu generated electricity is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. Dollar/real exchange rate. Changes in the price of Itaipu generated electricity are, however, subject to a cost recovery mechanism.

Challenges to the Constitutionality of the New Industry Model Law

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Federal Government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. To date, the Brazilian Supreme Court has not reached a final decision upon the merits of such lawsuit and we do not know when such decision may be reached. Therefore, the New Industry Model Law is currently in force. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of agreements between related parties are expected to remain in full force and effect.

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

A consumer that is eligible to choose its supplier, known as “potentially free consumer,” and that has a contract with a distribution company for an undetermined duration, may only be able to purchase electricity from other suppliers in the year following the declaration of its intention to terminate such contract, which is required to be sent to the distributor at least 15 days before the day such distributor is required to state its electricity needs for the next auction, except as otherwise provided in the contract.

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

Limitation on Pass-Through

The New Industry Model now also limits the pass-through of costs of electricity to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected electricity demands in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions. The Annual Reference Value will be applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects will be allowed to be fully passed-through. The decree establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

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

For more detailed information, see “Item 5. Operating and Financial Review and Prospects—Rates for the Use of the Distribution and Transmission Systems.”

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

The Brazilian Electricity System Overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with multiple owners. The Brazilian Grid is comprised of companies in the southern, southeastern, west-central, and northeastern regions and part of the northern region of Brazil. Only 3.4% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential close to 243,352 MW, of which only 35% has been developed or is under construction, according to Eletrobras.

Brazil has an installed capacity in the interconnected power system of 97.74 GW, approximately 80% of which is hydroelectric. This installed capacity includes half of the installed capacity of Itaipu—a total of 14,000 MW owned equally by Brazil and Paraguay. There are approximately 55,000 miles of transmission lines with voltages equal to or higher than 230 kV in Brazil.

Approximately 38% of Brazil’s installed generating capacity and 56% of Brazil’s high voltage transmission lines are operated by Eletrobras, a company owned by the Federal Government. Eletrobras has historically been responsible for implementing electric policy, conservation and environmental management programs. The remaining high voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

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

•                                          Beginning in 1995, a portion of the controlling interests held by Eletrobras and various states in generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies. While the majority of the distribution companies have been privatized, most generation capacity is still controlled by Eletrobras, by means of its subsidiaries Chesf, Eletronorte and Furnas.

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

Rationing and Extraordinary Rate Increases

Below average rainfall in the years preceding 2001 resulted in low reservoir levels and low hydroelectric capacity in the Southeast, Central West and Northeast regions. A program, know as the Electricity Rationing Program, that lasted from June 2001 until February 2002, was designed by Electricity Crisis Management Chamber (Câmara de Gestão da Crise de Energia Elétrica),or GCE, to solve this problem and establish normal levels for reservoirs. As a result of the end of the rationing measures, the Federal Government terminated the GCE and created the Electricity Sector Management Committee (Câmara de Gestão do Setor Elétrico), or CGSE, as coordinator of the electricity sector revitalization measures. The General Agreement of the Electricity Sector was created to provide for compensation for rationing-related losses to generation and distribution companies in Brazil and restore the economic equilibrium of the concession agreements. An extraordinary rate increase, or RTE, applicable to final consumers would compensate both generators and distributors for such rationing-related losses. The RTE also covers financial losses from January 2001 to October 2001, resulting from those costs that are beyond the control of the distributor, referred to as Parcel A costs, as well as losses of generators incurred as a result of payment of free energy costs above the Initial Contract average price.

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

Penalties — ANEEL’s Resolution 63, enacted on May 12, 2004, as amended governs the imposition of sanctions against the operators in the electricity sector, defines conduct constituting violations of the law and classifies the appropriate penalties based on the nature and gravity of the violation (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). Depending on the violation, the fines can be up to two per cent of the amount invoiced by the concessionaires in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the operator to request ANEEL’s approval in case of:

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

On November 10, 2009, ANEEL issued Resolution No. 378, which established that ANEEL, upon identifying an act that may cause unfair competition or may result in relevant market control, must notify the Secretariat of Economic Law (Secretaria de

Direito Econômico) (“SDE”) of the Ministry of Justice, pursuant to art. 54 of Law No. 8,884 of June 11, 1994. After the notification, the SDE must inform the antitrust authority Conselho Administrativo de Defesa Econômica (“CADE”). If necessary, the SDE will require ANEEL to analyze the aforementioned acts. CADE will decide if there should be any punishment regarding those acts, which may vary from pecuniary penalties to the split of the company, pursuant to articles 23 and 24 of the abovementioned law.

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

In 2002, the Proinfa Program was established by the Federal Government to create certain incentives for the development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects. Under the Proinfa Program, Eletrobras will purchase the electricity generated by these alternative sources for a period of 20 years and will pass it on to distributors. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW.

Law 9,427/96, as amended by Law 10,762/03, further established that hydroelectric plants with an installed capacity of 1MW or less, generation plants classified as small hydroelectric plants, and those with qualifying solar, wind, biomass or cogeneration sources, with an injected capacity of 30MW or less,  used for independent production or self-production, will have the right to a discount of at least 50% on the rates for use of the transmission and distribution systems, charged on production and consumption of the energy sold. This legal provision was regulated by ANEEL through its Resolutions 077/2004, 247/2006 and 271/2007.

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

The Federal Government has imposed a fee on IPPs reliant on hydrological resources, except for Small Hydroelectric Power Plants and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público), or UBP, according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobras received the UBP payments until December 31, 2002. All payments to the UBP since December 31, 2002 are paid directly to the Federal Government.

Fuel Consumption Account—CCC

Distribution companies must contribute to the Fuel Consumption Account (Conta de Consumo de Combustível), or CCC. The CCC was created in 1973 to generate financial reserves to cover elevated costs associated to the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. Each energy company is required to contribute annually to the CCC. The annual contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC, in turn, reimburses energy companies for a substantial portion of the fuel costs of their thermoelectric energy plants. The CCC is administered by Eletrobras.

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

Energy Development Account— CDE

In 2002, the Federal Government instituted the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE was created to support the (1) development of electricity production throughout the country, (2) production of electricity by alternative energy sources and (3) universalization of energy services throughout Brazil. The CDE shall be in effect for 25 years and shall be managed by Eletrobras.

The New Industry Model Law establishes that the failure to pay the contribution to RGR, Proinfa Program, the CDE, the CCC, or payments due by virtue of purchase of electricity in the regulated market will prevent the non-paying party from receiving a rate readjustment (except for an extraordinary revision) or receiving resources arising from the RGR, CDE or CCC.

ANEEL Inspection Charge

Energy Services Inspection Charge, or TFSEE, is an annual tax charged by ANEEL for its administrative and operational costs. The tax is calculated based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization. The TFSEE is limited to 0.5% of the annual economic benefit, considering the installed capacity,  earned by the concessionaire, permit holder or authorized party and must be paid directly to ANEEL in 12 monthly installments.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE, attempts to mitigate the risks involved in the generation of hydrological electricity by mandating that all hydrogenerators share the hydrological risks within the Brazilian Grid. According to Brazilian law, the revenue arising from the sale of energy by generators does not depend on the energy effectively generated by them, but rather on the Assured Energy (the “Effective Power,” a reference amount of electricity established by the MME in accordance with studies conducted by EPE, that considers the probability of long term average hydrology) of each plant, which is determined by the government in each concession agreement.

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

Although the MRE is efficient to mitigate the risks of individual plants that have adverse hydrological conditions in a river basin, it does not succeed in mitigating this risk when low hydro levels affect the Sistema Interligado Nacional (SIN) or National Interconnected System (“System”) as a whole or large regions of it. In extreme situations, even with the MRE, generation of the entire System won’t attain the level of the Assured Energy and hydro generators may be exposed to the spot market. In these situations, the shortage in hydro resources is going to be compensated by greater use of thermal generation and spot prices will be higher

Rates for the Use of the Distribution and Transmission Systems

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

TUSD

The TUSD is paid by generation companies and customers for the use of the distribution system of the distribution concessionaire to which they are connected. It is readjusted annually according to an inflation index and the variation of costs for the transmission of energy and regulatory charges. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the rate in R$/kW which is set by ANEEL.

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

On March 29, 2010, CEMIG announced, through the release of a Relevant Fact Notice, the execution,  jointly with its subsidiary Cemig Distribution, of the third amendment to concession agreements No. 002/1997, 003/1997, 004/1997 and 005/1997 which changed how the annual rate adjustment is calculated in order to promote the neutralization of Parcel A.

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

Regulatory Assets and Liabilities

As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company’s distribution business is subject to the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 980 — Regulated Operations (FASB Statement No.  71 - Accounting for the Effects of Certain Types of Regulation”). The rate-setting structure in Brazil is designed to provide for recovery of the Company’s allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the “General Agreement”) with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001 and 2002. The increased rates were in force in the Company for a period of 74 months from February 2002. The amount was recovered in accordance with Emerging Issues Task Force (“EITF”) Nº. 92-7 “Accounting by Rate Regulated

Utilities for the Effects of Certain Alternative Revenue Programs” (included in FASB ASC Subtopic 980-605 Regulated Operations — Revenue Recognition).

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

We account for contingencies in accordance with SFAS No. 5 “Accounting for Contingencies.” This Statement was codified into Topic ASC 450 “Contingencies”. Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of the claims. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying ASC Topic 450 to these matters.

Employee Post-Retirement Benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established post-retirement health and dental care plans and pay life insurance premiums. We account for these benefits in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” (included in ASC Topic 715 and SFAS No. 106) “Employers’ Accounting for Post-retirement Benefits other than Pensions”  (included in ASC Topic 715).We have applied SFAS 132R “Employers Disclosures about Pensions and Other Post-retirement Benefits” to disclose information about pension plans and other post-retirement benefit plans and have also applied SFAS No. 158 “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans” (included in ASC Topic 715).

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

Deferred Taxes

We account for income taxes in accordance with FASB ASC Topic 740 (SFAS No. 109 “Accounting for Income Taxes”), which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our consolidated financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

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

We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (included in FASB ASC Topic 740, Income Taxes), on January 1, 2007, that prescribes a recognition threshold and measurement attribute for the financial statement of a tax position taken or expected to be taken. This Interpretation resulted in increased relevance and comparability in financial reporting of income taxes because all tax positions accounted for in accordance with ASC Topic 740, will be evaluated for recognition, derecognition, and measurement using consistent criteria. This adoption did not result in any material adjustment in the financial statements of the Company.

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

Recently Issued U.S. GAAP Pronouncements

• Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued Accounting Standards Update (“ASU”) No. 2009 16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140) in December 2009. ASU 2009 16 removes the concept of a qualifying special purpose entity (QSPE) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810 10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor imposed constraints on transferees whose sole purpose is to engage in securitization or asset backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor imposed constraints on QSPEs that were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009 16 will not have a material impact on its consolidated financial statements.

• Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009 17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009 17, which amends the Variable Interest Entity (VIE) Subsections of ASC Subtopic 810 10, Consolidation — Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009 17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009 17 will not have a material impact on its consolidated financial statements.

• Codification

The FASB issued ASU No. 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009. ASU No. 2009-01 requires that the FASB’s ASC become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter is superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Codification is nonauthoritative. Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue ASUs. The Board will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification. CEMIG adopted this ASU effective July 1, 2009.

• FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

Effective January 1, 2009, the Company implemented SFAS No. 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). This Statement was codified into Topic ASC 820 “Fair Value Measurement and Disclosures”. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic for nonfinancial assets and liabilities, other than additional disclosures that have been incorporated into Note 25 of these financial statements.

Analysis of Electricity Sales and Cost of Electricity Purchased

Electricity rates in Brazil, related to electricity distribution companies sales to captive customers,  are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See “Item 4. The Brazilian Power Industry—Rates.”

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

	Year ended December 31,
	2009	2008	2007
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	160.90	145.09	132.99
Residential rate	516.34	473.06	517.98
Commercial rate	427.47	429.12	453.66
Rural rate	253.17	241.29	268.64
Public services rate and others	305.23	301.42	313.73

Total sales to final consumers (GWh)
Industrial consumers	22,113	26,198	24,183
Residential consumers	7,774	7,164	6,813
Commercial consumers	4,674	4,423	4,111
Rural consumers	2,208	2,296	2,200
Public services and other consumers	2,847	2,810	2,738

Average rate (R$/MWh)	277.51	244.74	254.49
Total revenues (millions of R$)	10,994	10,497	10,191
Sales to distributors:
Volume (GWh)	14,039	11,162	12,755
Average rate (R$/MWh)	110.05	82.60	86.87
Total revenues (millions of R$)(1)	1,545	922	1,108
Electricity Purchases from Itaipu:
Volume (GWh)	8,889	9,021	12,135
Average cost (R$/MWh)	97.31	86.02	82.40
Total cost (millions of R$)	865	776	1,000

(1)                                  Does not include R$137 million, R$147 million and R$26 million relating to energy transactions on the CCEE during 2009, 2008 and 2007 respectively.

Distribution Rates

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

ANEEL issued Resolution No. 626 on April 7, 2008, which established the results of our second periodic rate revision. However these results were considered provisional since ANEEL, by public auction, had been changing the legislation regarding the revision process.  ANEEL re-issued the result of CEMIG’s second period revision based on the results of this public auction.  The final components were as follows:  (i) a 19.62% decrease in the Rate Adjustment Index; (ii) a 1.88% decrease due to intra-annual variation of fixed costs, or CVA; (iii) a 7.38% increase due to the deferred regulatory asset; (iv) a 4.29% increase due to the anticipation of subsidies on rates and; (v) a 1.35% increase due to other financial adjustments.  When considering these financial components, the rates decreased, on average, by 8.48%.  The difference between the final and the provisional rate revision between April 8, 2008 and the re-issuing on April 7, 2009 was considered in the 2009 annual adjustment. We expect to experience such rate decreases periodically as our concession contracts are regulated under a price cap regime.  Through the periodic rate revisions, our productivity gains are passed on to consumers through reductions in the rates.

On March, 24, 2009, ANEEL released the definitive results of the second periodic rate revision through Resolution No. 787. According to this resolution, the distribution tariffs of Cemig Distribution decreased by 19.62%.

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

On April 6, 2010 ANEEL established an average annual rate adjustment of 7.58%. The components of this increase were as follows: (i) a 3.41% increase due to the Rate Adjustment Index; (ii) a 1.45% decrease due to intra-annual variation of fixed costs; (iii) a 6.35 % increase due to the anticipation of subsidies on rates granted to certain consumers and (iv) a 5.59% decrease due to other financial adjustments.

The 2010, 2009 and 2008 average annual rate adjustments and revision with their respective components are presented in the table below:

	2010	2009	2008

Average annual/periodic rate adjustment	7.58%	20.81%	(8.48)%

Components
Rate adjustment index	3.41%	15.01%	(19.62)%

Deferred regulatory asset		7.38%

Intra-annual variation of fixed costs (CVA)	-1.45%	4.15%	1.88%

Adjustment related to the re-issuing of the second periodic revision		(3.47)%

Anticipation of subsidies on rates	6.35%	3.47%	4.29%

Other financial adjustments	-5.59%	1.65%	1.35%

Transmission Rates

The revenue adjustment of the electricity transmission grids owned by CEMIG, as specified the concession contract, occurs annually in June, affecting our July results. The contract also establishes a four-year period between periodic revisions.

In 2009, ANEEL performed our first periodic revision with the results being retroactive to 2005, since the methodology and rules to be applied by ANEEL were previously in development. The results reflect a reassessment of the entire asset base of Cemig Generation and Transmission and a review of permitted operational costs. ANEEL issued Resolution No. 836 on June 23, setting the results for the utility’s transmission revenue requirement. The revision allowed an annual revenue increase of 5.35% which is retroactive to 2005. The revenue recovery represents R$158 million and will be received within 24 months.

The concession contract provides that the revenue requirements are restated for inflation annually in accordance with the General Market Price Index, IGP-M. This IGP-M index rose 3.64% from June 2008 to May 2009.  Due to this periodic revision increasing the transmission revenue requirement, the annual rate adjustment established by the regulator represented a 9.18% increase in rates in 2009.

Power Rationing and Government Measures to Compensate Electric Utilities

Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil’s significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil’s major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures requiring reductions in electricity consumption in response to these conditions (the “Electricity Rationing Plan”). The power rationing measures ultimately ceased on February 28, 2002.

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

Impact of Our Account Receivable from the State Government

We have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,824 million as of December 31, 2009. Our liquidity is affected by payments made by the State Government in connection with the CRC Account. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. The CRC Account Agreement has been amended five times, as described below.

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

The Company has recorded a provision for losses on the CRC Account receivable under the Fourth Amendment of the CRC Account Agreement in the amount of R$115 million in 2009, R$492 million in 2008 and R$372 million in 2007 and a reversal provision for losses of R$99 million in 2006. Our estimate of future net income to calculate such provision did not take into account the new asset acquisitions foreseen in our long-term strategic plan.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. Although our electricity purchases from Itaipu are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. However, we have foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2009, we used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2009, we had entered into swap agreements in the notional amount of US$8 million in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar variation to an interest rate calculated based on the Interbank Certificates of Deposit rate (Certificado de Depósito Interbancário), or CDI rate.  See Notes 2(d), 14, 22, 24 and 25 to our consolidated financial statements.

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

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Operating Revenues

Net operating revenues increased 12.9% from R$9,828 million in 2008 to R$11,100 million in 2009.

	2009	% of net operating revenues	2008	% of net operating revenues	2009 versus 2008%
	(in millions of R$)		(in millions of R$)

Electricity sales to final consumers	10,994	99.0	10,497	106.81	4.7

Electricity sales to the interconnected power system	1,682	15.2	1,069	10.9	57.3

Use of basic transmission and distribution networks	1,999	18.01	1,865	19.0	3.3

Other operating revenues	277	2.5	241	2.4	14.9

Tax on revenues	(3,852)	(34.7)	(3,844)	(39.1)	—

Total net operating revenues	11,100	100.0	9,828	100.0	12.3

Revenues from electricity sales to final consumers increased 4.7% from R$10,497 million in 2008 to R$10,994 million in 2009 due to rate adjustments of a 6.2% increase in April 2009 and a 0.7% decrease in the volume of our electricity sales in 2009, offset by the 12.8% decrease in the average tariff in 2009. The TUSD charges related to the use of the local distribution network of the Free Consumers, which began to be charged separately in 2004 and recorded under the item “Use of basic transmission and distribution networks,” were R$1,121 million in 2009 compared to R$1,266 million in 2008. This decrease is due to an average rate decrease of 3.15% and also a decrease in the volume of the use of distribution networks related to the world economic crisis. Electricity sales to final customers and the TUSD revenues together increased 3.0% in 2009 compared to 2008.

Electricity sales to the interconnected power system were R$1,682 million in 2009, a 57.3% increase compared to R$1,069 million in 2008. The volume of energy sold to interconnected power system supply in 2009 was 14,039 GWh, which compares with 11,162 GWh in 2008. The average sale tariff in 2009 was R$125.00/MWh to R$145.77/MWh compared to R$82.60/MWh in 2008 and to R$86.87/MWh in 2007.

Income from the use of the basic transmission network increased R$134 million, or 7.2%, from R$1,865 million in 2008 to R$1,999 million in 2009. This variation arises mainly from the extraordinary revenue recorded in 2009 of R$158 million, due to the Tariff Review of Cemig Generation and Transmission, the effects of which were backdated to the whole period between July 1, 2005 and June 30, 2009.  See Note 27 to our consolidated financial statements.

Taxes on revenues were R$3,852 million in 2009, compared to R$3,844 million in 2008, and showed no significant variation. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.65%. See Note 19 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses increased 13.8% to R$8,581 million in 2009 compared to R$7,541 million in 2008. This increase was principally due to electricity purchased for resale use of basic transmission network, personnel expenses, regulatory charges and third-party services.

Other expenses increased 18.5% from R$410 million in 2008 to R$486 million in 2009, primarily due to R$241 million of provisions for contingencies related to doubtful accounts and civil lawsuits in 2009, compared to provisions of R$116 million in 2008. See Note 20 to our consolidated financial statements

	2009	% of net operating revenues	2008	% of net operating revenues	2009 versus 2008 - %
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(3,061)	(27.6)	(2,267)	(23.1)	35.0

Use of basic transmission network	(756)	(6.8)	(634)	(6.5)	19.2

Depreciation and amortization	(711)	(6.4)	(769)	(7.8)	(7.5)

Personnel	(1,190)	(10.7)	(1,004)	(10.2)	18.5

Regulatory charges	(1,142)	(10.3)	(1,024)	(10.4)	11.5

Third-party services	(729)	(6.6)	(605)	(6.2)	20.5

Employee post-retirement benefits	(176)	(1.6)	(277)	(2.8)	(36.5)

Materials and supplies	(105)	(1.0)	(170)	(1.7)	(38.2)

Reversion (Provision) for loss on deferred regulatory assets	8	0.1	(19)	(0.2)	—

Employee profit sharing	(233)	(2.1)	(362)	(3.7)	(35.6)

Other	(486)	(4.4)	(410)	(4.2)	18.5

Total operating costs and expenses	(8,581)	(77.3)	(7,541)	(76.7)	13.8

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobras and competitive biddings. We are required under applicable regulations to purchase part of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased 35.0% from R$2,267 million in 2008 to R$3,061 million in 2009. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with FASB ASC Topic 980 — Regulated Operations (FASB Statement No. 71 - Accounting for the Effects of Certain Types of Regulation. See Note 20 to our consolidated financial statements.

Charges for use of basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the basic transmission network are fixed costs, which increased 19.2% from R$634 million in 2008 to R$756 million in 2009. This increase in costs is due to an increase of 18.01% in the rates for the use of basic transmission network and a small increase in the amount of electricity capacity assigned with the transmission companies. The amount reported in the income statement refers to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation.”

Depreciation and amortization expenses decreased 7.5% from R$769 million in 2008 to R$711 million in 2009. This decrease arises from fixed assets that were fully depreciated during the fiscal year of 2008 and 2009.

Personnel expenses increased 18.5% from R$1,004 million in 2008 to R$1,190 million in 2009. This increase was due to: [(i) salary increases of 7.26% and 4.88% given to employees in November 2008 and 2009, respectively; (ii) dismissal expenses of R$206 million in 2009, under the Temporary Voluntary Dismissal Program; and (iii) lower transfer of costs from personnel expenses to works in progress (R$151 million in 2009 compared to R$161 million in 2008) due to less capital expenditure activity in 2009. See Note 20 to our consolidated financial statements.

Regulatory charges increased 11.5% from R$1,024 million in 2008 to R$1,142 million in 2009, primarily due to the increase of R$46 million in the fuel usage quota and an increase of R$44 million in energy development account. The fuel usage quota represents contributions made by the electricity company concessionaires to subsidize the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system. The amounts reported in the income statement related to regulatory charges refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with FASB ASC Topic 980.

Third-party services expense increased 20.5% from R$605 million in 2008 to R$729 million in 2009. The increase was due mainly to higher costs in 2009 related to maintenance and conservation of installations and equipment and outsourcing services, tax collecting agents and outsourcing services.

Employee post-retirement benefits expenses decreased 36.5% from R$277 million in 2008 to R$176 million in 2009.  These expenses primarily represent interest on the actuarial liabilities net of the expected return on plan assets, as estimated by an external expert. The lower expense in 2009 arose from the higher profitability for the plan assets compared to the increase of the interest rates, used to calculate our Projected Benefit Obligation. See Note 16 to our consolidated financial statements.

We recorded a reversion for losses on deferred regulatory assets of R$8 million in 2009 compared to a provision for losses R$19 million in 2008. The reversion (provision) recorded is related to the amounts that CEMIG receives from other distribution companies in connection with energy transactions on the CCEE/MAE during the Electricity Rationing Plan. These distribution companies have a limited time, as stipulated by ANEEL, to transfer the amounts owed to us. See Note 4 to our consolidated financial statements.

Employee profit sharing decreased 35.6% from R$362 million in 2008 to R$233 million in 2009. This decrease is due to a lower payment amount established under the collective labor agreements entered into by CEMIG and the labor unions in November 2009. See Note 21 to our consolidated financial statements.

Other expenses increased 18.5% from R$410 million in 2008 to R$486 million in 2009, primarily due to provision for contingencies in the amount of R$177 million due to an agreement with a major consumer partially offset by R$31 million of reversion provision for contingencies related to labor claims.  See Notes 17  and 20 to our consolidated financial statements.

Operating Income

As a result of the foregoing, we had operating income of R$2,519 million in 2009 compared to operating income of R$2,287 million in 2008.

Financial Income, Net

Financial income net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills, foreign exchange gains, monetary restatement on deferred regulatory assets and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, the Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, which was extinguished on January of 2008, foreign exchange losses, monetary restatement losses, monetary restatement of deferred regulatory liabilities and other expenses. We had net financial expense of R$109 million in 2009 compared to net financial income of R$17 million in 2008, principally due to a 64.7% decrease in monetary restatements on deferred regulatory assets net of liabilities in 2009. This decrease mainly resulted from a reduction in assets related to the deferred rate adjustment in 2009 compared to 2008, due to receipt of values receivable into electricity energy accounts paid by clients.

Non-Operating Income

We had non-operating income of R$165 million in 2009 compared to non-operating income of R$204 million in 2008. The non-operating income recorded in 2009 is related to our investment in Light and other jointly controlled companies.  See Note 9 to our consolidated financial statements.

Income Taxes

Income taxes were an expense of R$807 million on pre-tax income of R$2,575 million in 2009, compared to an expense of R$755 million on pre-tax income of R$2,508 million in 2008. The main difference in 2009 between income tax calculated at the statutory rate and the income tax expense recorded is the tax benefit mainly due to equity in investees and to interest on capital. See Note 5 to our consolidated financial statements.

Net Income

As a result of the foregoing, we had a net income of R$1,768 million in 2009 compared to net income of R$1,753 million in 2008.

Other Comprehensive Income (Loss)

Other comprehensive income was R$253 million in 2009 compared to other comprehensive income of R$299 million in 2008. This variation was due to an increase in the unfunded status of post-retirement benefits in 2009, as a result of a higher increase in the plan assets compared to the increase in the projected benefit obligation in that year. The increase of the plan assets was due to a higher profitability of the equity securities investments in 2009 compared to 2008..

Comprehensive Income

As a result of the factors stated above, comprehensive income was R$2,021 million in 2009 compared to R$2,052 million in 2008.

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

Electricity sales to the interconnected power system were R$1,069 million in 2008, a 5.7% decrease compared to R$1,134 million in 2007. The volume of energy sold to interconnected power system supply in 2008 was 11,162 GWh, which compares with 12,755 GWh in 2007. The average sale tariff in 2008 was R$82.60/MWh compared to R$86.87/MWh in 2007.

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

	2008	% of net operating revenues	2007	% of net operating revenues	2008 versus 2007 - %
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(2,267)	(23.1)	(2,147)	(22.8)	5.6

Use of basic transmission and distribution networks	(634)	(6.5)	(564)	(6.0)	12.4

Depreciation and amortization	(769)	(7.8)	(878)	(9.3)	(12.4)

Personnel	(1,004)	(10.2)	(884)	(9.4)	13.6

Regulatory charges	(1,024)	(10.4)	(967)	(10.3)	5.9

Regulatory liability—special liabilities	—	—	—	—	—

Third-party services	(605)	(6.2)	(550)	(5.8)	10.0

Employee post-retirement benefits	(277)	(2.8)	(140)	(1.5)	97.9

Materials and supplies	(170)	(1.7)	(148)	(1.6)	14.9

Provision for loss on deferred regulatory assets	(19)	(0.2)	(146)	(1.5)	(87.0)

Employee profit sharing	(362)	(3.7)	(455)	(4.8)	(20.4)

Other	(410)	(4.2)	(472)	(5.0)	(13.1)

Total operating costs and expenses	(7,541)	(76.7)	(7,351)	(78.0)	2.6

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobras and competitive biddings. We are required under applicable regulations to purchase 17.3% of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased 5.6% from R$2,147 million in 2007 to R$2,267 million in 2008. The amounts of electricity purchased for resale reported in the income statement refer to the amounts that were in fact included in the calculation of the tariff to be applied, in accordance with SFAS 71 “Accounting for the Effects of Certain Types of Regulation.” See Note 20 to our consolidated financial statements.

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

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2009 were R$3,904 million compared to R$1,969 million as of December 31, 2008 and R$1,784 million as of December 31, 2007. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2009.

Cash Flow from Operating Activities

Net cash provided by operating activities in 2009, 2008 and 2007 totaled R$3,319 million, R$2,961 million and R$2,836 million, respectively.  The increase in cash provided by operating activities in 2009 compared to 2008 was due mainly to the higher net income in 2009 adjusted by non-cash expenses and revenues. The increase in 2008 compared to 2007 was due mainly to the higher net income in 2008.  Significant non-cash items affecting earnings included depreciation and amortization expense as a result of our on-going capital improvements projects, recognition of deferred regulatory assets and liabilities, the effects of monetary variation and exchange rate variations and deferred income taxes.

Cash Flow from Investing Activities

Net cash provided by investing activities during 2009, 2008 and 2007 amounted to R$3,177 million, R$1,280 million and R$1,114 million, respectively. The increase in cash used in investing activities in 2009 compared to 2008 is due to acquisition of investments in affiliates. The investments in affiliates amounted to R$2,014 million, R$220 million and R$26 million in 2009, 2008 and 2007, respectively. Capital expenditures from the acquisition of property, plant and equipment amounted to R$851 million, R$971 million and R$1,120 million in 2009, 2008 and 2007, respectively. See “Item 4. Information on the Company—Capital Expenditures and Investments in Affiliates” for more detail regarding how these capital expenditures were applied by us.

Cash Flow from Financing Activities

We are committed to lengthening our debt profile through long-term financing vehicles at low interest rates, the maturities and obligations of which are compatible with the nature of our business, which is capital-intensive. We seek to balance the proportions of short and long-term financings and not to increase our exposure to short-term rates, nor undergo any liquidity pressures. Through this policy, we have succeeded in improving our credit ratings, reducing our cost of capital and improving our debt profile. Our principal form of funding is through the issuance of debentures and the issuance of medium-term notes (known in Brazil as “commercial paper”), the latter being mostly used to meet short-term obligations.

Net cash used from financing activities during 2009 was R$1,793 million, comprised of the proceeds from issuance of long-term financing of R$3,614 million, partially offset by repayment of R$884 million of real and foreign currency-denominated long-term financing and the payment of R$937 million in dividends and interest on capital.

Net cash from financing activities during 2008 was R$1,496 million, comprised of the repayment of R$807 million of real and foreign currency-denominated long-term financing and the payment of R$865 million in dividends and interest on capital, partially offset by R$176 million in proceeds from long-term financings.

Net cash from financing activities during 2007 was R$1,046 million, comprised of the repayment of R$1,134 million of real and foreign currency-denominated long-term financing and the payment of R$1,334 million in dividends and interest on capital, partially offset by R$589 million and R$833 million in proceeds from long-term financings and short-term loans, respectively.

Our indebtedness from loans, financings and debentures as of December 31, 2009 was R$9,277 million, composed of R$5,364 million of long-term debt and R$3,913 million of the current portion of long-term debt. This compares with indebtedness from loans, financings and debentures as of December 31, 2008 of R$6,511 million, composed of R$5,314 million of long-term debt and R$1,197 million of the current portion of long-term debt. Of our long-term debt (including the current portion) at December 31, 2009, R$190 million was denominated in foreign currencies (R$171 million of which was U.S. dollar-denominated) and R$9,087 million was denominated in reais. See Note 14 to our consolidated financial statements.

Our financial obligations are usually guaranteed by CEMIG, as the holding company of our group and/or by promissory notes issued in connection to such financial obligations.

In 2009, we performed and executed the following financial agreements and issuances:

•      Commercial Papers issued by Cemig Generation and Transmission. On October 30, 2009, we performed our  third issuance of commercial papers in the Brazilian market, through our subsidiary Cemig Generation  and Transmission, in the amount of R$2.7 billion, with interest payable at 113% of the Taxa DI (Depósito Interfinanceiro), and due within 180 days from the commercial papers’ subscription. Such issuance was guaranteed by Companhia Energética de Minas Gerais - CEMIG. The commercial papers  have been redeemed in advance by Cemig Generation and Transmission, on March 10, 2010.

•      Loan agreements with BNDES executed by Cemig Generation and Transmission. On March 9, 2009, our subsidiary Cemig Generation  and Transmission executed a loan agreement with BNDES in the total amount of R$122 million, with the purpose of developing the Baguari power plant, with interest payable at TJLP rate plus 2.34%. Its maturity date is July 15, 2026. Companhia Energética de Minas Gerais - CEMIG is the guarantor and responsible for the payment of such loan agreement. As of December 31, 2009, the outstanding debt is R$124 million.

•      Loan agreements with Banco do Brasil S.A. executed by Cemig Generation and Transmission. Cemig Generation and Transmission, with the purpose of rolling over existing debt, executed three loan agreements with Banco do Brasil S.A., in the amount of  R$57.3 million (on October 22, 2009), R$152.5 million (on October 26, 2009) and  R$428.4 million (on October 30, 2009), with maturity dates falling on October 22, October 26 and October 30, 2012, respectively. These loan agreements bear interest of 110% of the CDI rate per annum and are guaranteed by CEMIG. The outstanding debt on December 31, 2009, was R$ 57.3 million, R$155.1 million and  R$435.0 million, respectively.

•      Loan agreements with Banco do Brasil S.A. executed by CEMIG Distribution.  In the period between October and December 2009, Cemig Distribution, with the purpose of rolling over existing debt, executed eight  loan agreements with Banco do Brasil S.A., in the total amount of  R$90.6 million, with a maturity date in 2012. These loan agreements bear interest of 110% of the CDI rate per annum and are guaranteed by CEMIG. The total amount of outstanding debt under these loan agreements on December 31, 2009 was R$ 91.4 million.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios.  These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil.  These and other covenants could limit our ability to support our liquidity and capital requirements. As of December 31, 2009, we have been in non-compliance with some financial covenants provided in some of our debt agreements.  In regard to such non-compliance, we have obtained waivers from the respective creditors that they will not exercise their rights to demand immediate payment of the total amount due of the agreements until January 1, 2011. See “Item 13. Defaults, Dividend Arrearages and Deliquencies.”

Given the current portion of our financings in the amount of R$3,913 million due in 2010, we need funds in the short term to pay and refinance these obligations. Notwithstanding the fact that we have already rolled over part of these obligations, through the issuance of R$2,700 million in long-term notes, we will still need funds in the short term to pay or refinance the remainder of these obligations.

As a state-controlled company, we are subject to restrictions under current financing laws and regulations in Brazil on our ability to obtain financing in certain situations. For example, we must obtain approval from the Brazilian Ministry of Finance and the Central Bank prior to certain international financial transactions and such approval is typically granted only if the purpose of the transaction is to finance the import of goods or to roll over our external debt. In addition, financial institutions in Brazil are subject to risk exposure restrictions with regard to state governments, governmental agencies and state-controlled companies such as us. The restrictions mentioned in this paragraph have not prevented us from obtaining financing, although there is no assurance that our ability to obtain financing will not be hindered in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to CEMIG— We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.”

We currently plan to make capital expenditures related to our property, plant, and equipment of approximately  R$1,401 million in 2010. We disbursed a total of  R$117 million under our capital expenditure program in the first quarter of 2010 and have commitments to fund substantially all of the remaining  R$1,284 million. The principal uses of these capital expenditures are expected to be for expansion of our distribution infrastructure. We also have committed  R$132 million to announced investments in affiliates in 2010. In 2009, we funded our capital expenditures and investments in affiliates and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures, investments in affiliates, and acquisitions and meet our other liquidity requirements in 2010 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

In 2009, we spent R$10.9 million for R&D. Nevertheless, R$58.6 million has been transferred to the Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT, a federal research and development fund; and R$29.3 million has been transferred to Empresa de Pesquisa Energética, or EPE (the federal power planning company). During the years ended December 31, 2009, 2008 and 2007, we spent an aggregate of R$28.3 million, on research and development projects, and we transferred an aggregate of approximately R$100.9 million to FNDCT during that time. We expect to spend a total of approximately R$23.3 million on research and development in 2010. We conduct these efforts in accordance with Federal law, which requires Brazilian power utilities to spend at least 1% of their net revenue on research and development projects and energy efficiency programs (including transfers to FNDCT and EPE), as well as in accordance with our strategic corporate plans.

In accordance with ANEEL instructions, we recorded a liability in 2009 for future expenditures on research and development programs and energy efficiency programs in the amount of R$308.8 million relating to amounts that had already been included in the determination of our tariffs in 2009.

We have dedicated a substantial portion of our research and development activities to the development of the use of alternative energy sources, including wind, solar and biomass power generation.

In 2009, the Strategic Technology Management Center, CGET, an independent nonprofit entity whose partners are subsidiaries of CEMIG, executed about 15 scientific and technological agreements with universities, research centers and the equipment industry, to support the implementation of our research and development projects.

Trends

The purchase of energy from the Itaipu Power Plant constituted approximately 32% of the captive load of Cemig Distribution in 2009. To meet the 68% remaining energy needs of Cemig Distribution in 2009, we bought energy through our bilateral contracts (6%) and through contracts in the ACR (57%), received energy from the Proinfa program (2%), and bought from the spot market on CCEE. For more details about the energy purchased from Cemig Distribution in the ACR, see “Item 4. Information on the Company—The Brazilian Power Industry—The Regulated Market (the ACR or the Pool).”

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

With respect to expansion, we believe that the extension of electricity services to all potential clients represents a significant trend in our industry. Utilities are currently required to provide service to all potential clients according to a schedule established by ANEEL. Pursuant to Federal Law No. 10,438 of April 26, 2002, as amended, and the relevant ANEEL resolution, financing for this extension of electricity services is to come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR. According to the Light for All (Luz para Todos) Program, launched by the MME and Eletrobras to promote extension of electricity services in rural areas, in its second and third phases, 26.5% of the necessary funds will come from the CDE, 22.5% from the RGR, 18.0% from the State Government and the remaining 33.0% from CEMIG. For further discussion of the Light for All program, see “Item 4. Information on the Company—Distribution and Purchase of Electric Power—Expansion of Distribution Capacity.”

An important project that CEMIG invests in is the Minas PCH Program. This project aims to build dozens of Small Hydroelectric Power Plants in the State of Minas Gerais, and will guarantee a diversified and higher energy supply for the growth of the regional economy.  In 2008, the first plant made possible by the program, PCH Cachoeirão, came into operation which has an installed capacity of 27 MW. In August 2010, PCH Pipoca, which has an installed capacity of 20 MW, is expected to begin operation. In addition, on July 18, 2007, four other hydroelectric plants with installed capacity of 44 MW were approved by the Board of Directors of CEMIG to commence works but they are currently awaiting financing from BNDES and the signing of both the energy sale contracts and the Engineering and Procurement Contract.

Another highlight in new investment in distribution is the Cresce Minas program. This program ran from 2006 to December 2011 and provided infrastructure and improvements to the electricity distribution system throughout Minas Gerais to improve the quality of electricity supply and adapt it to the new conditions of the market.

In relation to the energy supply, under normal climate conditions, we expect the current capacity and favorable reservoir levels to prevail in the following years. . Although there was a reduction in the growth rate of the electricity market during the years 2008 and 2009, due to the world financial crisis, the present installed capacity and the capacity projected for the next  years are expected to fully satisfy the projected levels of consumption.  Also, the government has been successful in the auctions it has held for major hydroelectric projects, such as the Jirau and Santo Antônio plants on the Madeira river, and the Belo Monte plant on the Xingu river.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2009, about our contractual obligations and commitments in millions of reais.

	2010	2011	2012	2013	2014	2015	2016 and beyond	Total
Long-Term debt (1)	3,913	1,119	1,273	1,109	908	424	531	9,277
Derivative financial instruments (“swaps”)	51	11	11	5	—	—	—	78
Purchase of Electricity from Itaipu (2)	899	842	863	897	925	722	18,761	23,909
Transportation of Electric Power from Itaipu (2)	67	70	71	74	54	47	2,148	2,531
Pension Plan Debt—Forluz	82	70	66	43	46	48	549	904
“Luz para todos” (Light for All) Program	499	—	—	—	—	—	—	499
Regulatory Investments	631	631	631	157	—	—	—	2,050
Electricity Power Purchase (3)	2,525	3,003	3,969	4,605	4,318	4,181	112,344	134,945
Total	8,667	5,746	6,884	6,890	6,251	5,422	134,333	172,143

(1)   In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable.  See Item 13. “Defaults, Dividend Arrearages and Deliquencies.”  These amounts do not include interest payments on debt or payments under interest rate swap agreements.  The Company expects to pay approximately R$590 million in interest payments on debt in 2010. The Company does not believe projections of interest payments and payments under interest rate swap agreements would be meaningful. Through June 2010 the Company has already made R$2,853 million of debt payments.

(2)   Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2009.

(3)   It includes spot market, purchases through auctions and bilateral agreements.

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

CEMIG and its wholly-owned subsidiaries Cemig Generation and Transmission and Cemig Distribution all have the same Board of Directors, Fiscal Council and Executive Board, except that, in relation to the wholly-owned subsidiaries’ Executive Board, only Cemig Distribution has a Chief Distribution Sales Officer, and only Cemig Generation and Transmission has a Chief Generation and Transmission Officer.

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

The members of our Board of Directors are elected for a period of three years, and may be re-elected. The complete body of members is elected every three years. Our Board of Directors is made up of 14 members, of whom eight are elected by the government of the State of Minas Gerais, five by Southern Electric Brasil Participações Ltda. (“Southern”), and one by the holders of preferred shares. The periods of office of the present members of our Board of Directors expire in April 2012. The names, positions and dates of original appointment of our present board members and their respective substitute members are as follows:

Name	Position	Date of original appointment
Sérgio Alair Barroso	Chairman	March 5, 2009
Paulo Sérgio Machado Ribeiro	Substitute Member	April 25, 2008
Djalma Bastos de Morais	Vice-Chairman	January 14, 1999
Lauro Sérgio Vasconcelos David	Substitute Member	April 28, 2006
Arcângelo Eustáquio Torres Queiroz	Board Member	December 10, 2009
Franklin Moreira Gonçalves	Substitute Member	February 27, 2003
Antônio Adriano Silva	Board Member	January 14, 1999
Marco Antonio Rodrigues da Cunha	Substitute Member	February 27, 2003
Aécio Ferreira da Cunha	Board Member	April 29, 2010
Adriano Magalhães Chaves	Substitute Member	December 10, 2009
Francelino Pereira dos Santos	Board Member	February 27, 2003
Luiz Antônio Athayde Vasconcelos	Substitute Member	February 27, 2003
Maria Estela Kubitschek Lopes	Board Member	February 27, 2003
Fernando Henrique Schüffner Neto	Substitute Member	June 22, 2007
João Camilo Penna	Board Member	April 25, 2008
Guilherme Horta Gonçalves Junior	Substitute Member	February 27, 2003
Britaldo Pedrosa Soares (1)	Board Member	April 25, 2008
Jeffery Atwood Safford (1)	Substitute Member	April 25, 2008
Evandro Veiga Negrão de Lima (1)	Board Member	April 28, 2006
Maria Amália Delfim de Melo Coutrim (1)	Substitute Member	April 25, 2008
Roberto Pinto Ferreira Mameri Abdenur (1)	Board Member	April 25, 2008
Clarissa Della Nina Sadock Accorsi (1)	Substitute Member	December 10, 2009
André Araújo Filho (1)	Board Member	April 25, 2008
Andréa Leandro Silva (1)	Substitute Member	May 7, 2004
Thomas Anthony Tribone (1)	Board Member	July 24, 2008
José Castelo Branco da Cruz (1)	Substitute Member	April 25, 2008
Guy Maria Villela Paschoal (2)	Board Member	April 25, 2008
Cezar Manoel de Medeiros (2)	Substitute Member	April 29, 2009

(1)     Elected by Southern.

(2)     Elected by the preferred shareholders.

Below is some brief biographical information about each member of the Board of Directors:

Aécio Ferreira da Cunha - Mr. da Cunha serves on the Board of Directors of the state-controlled generation company, Furnas, which he joined in 1993. He was Chairman of the BNDES in 1993, an elected state congressman from 1955 to 1962, a federal congressman for eight terms (1963-1987), and Cabinet Secretary at the Minas Gerais Department of Trade and Industry. Although he was appointed to the Federal Audit Board in 1988, he decided not to accept the post. He has a law degree from the Universidade do Brasil of Rio de Janeiro (1951), and a diploma from the Escola Superior de Guerra (1973). He was a member of CEMIG’s Board of Directors from 2003 to 2008. He currently has farming interests in the North of Minas Gerais.

André Araújo Filho — Mr. Araújo received a law degree from Mackenzie Law Faculty in 1968, with postgraduation in labor law from the Getúlio Vargas Foundation. He studied in the Global Leadership course at the International Strategic Studies Center at Georgetown University, Washington DC, and has published 3 books: A Escola do Rio — Fundamentos Políticos da Nova Economia Brasileira, published by Editora Alfa Omega, in 1998; Mercados Soberanos — Globalização, Poder e Nação, published by Editora Alfa Omega, in 1999; and Moeda e Prosperidade — O Impasse do Crescimento na Política de Estabilização, published by Editora Top Books, in 2005. He was Treasury Director of The Brazilian Household Appliances Industry Association, Abinee, for three terms of office, from 1974 to 1983, and First Treasurer of the National Household Appliances Manufacturers’ Association, Sinaees, from 1974 to 1985, also for three terms of office. He was Chairman of Emplasa, Empresa de Planejamento Metropolitano da Grande São Paulo S.A., in 1994; Financial Director of Prodam — Companhia de Processamento de Dados do Município de São Paulo, in 2000; and from 1972 to 1983 he was Financial Director and CEO of Búfalo Motores S.A.

Antônio Adriano Silva - Mr. Silva holds a business administration degree with a specialization in marketing. He has worked for several private entities, including Mesbla S.A., Empresa Brasileira de Varejo S.A.—Embrava, Agência Jornalística Imagem, Associação Comercial de Minas, Asa Criação de Publicidade, and Coteminas.

Arcângelo Eustáquio Torres Queiroz - Mr. Queiroz has been with CEMIG since 1988, and is a Visual Communication Specialist and Technical Administrator. He is currently Director of Sindieletro — the Minas Gerais Electricity Industry Workers’ Union; a member of CEMIG’s Integrated Health Administration Committee, Prosaúde, and a member of CEMIG’s Careers and Remuneration Committee. He graduated with a degree in history from UNIBH University, Minas Gerais in 1992.

Britaldo Pedrosa Soares - Mr. Soares earned his degree in metallurgical engineering from Minas Gerais Federal University, with postgraduate studies in engineering economics from the Dom Cabral Foundation, and an extension course in management and leadership from Darden School of Business of the University of Virginia. He began his career with Citibank/Citigroup in 1980, where he was Corporate Bank and International Corporate Finance Vice-President from 1988 to 1992. From 1992 to 1998 he was Financial Director of the pulp area of the Caemi/Jari Companies, and CEO of Jari Celulose. He was Vice-President for Finance of Enron South America, and Prisma Energy, the holding company of the electricity distributor Elektro, from February 1999 to August 2005. At Elektro he was Finance and Investor Relations Manager from February 1999 to December 2003. In September 2005 he became Vice-President for Finance and Investor Relations of the companies of the AES Group in Brazil (Eletropaulo, AES Tietê, AES Uruguaiana, AES Sul and others). Since July 2007 he has been CEO of the AES Group of companies in Brazil.

Djalma Bastos de Morais - Mr. Morais holds a bachelor’s degree in engineering from the Military Institute of Engineering and has completed additional post-graduate studies in telephony and computers at the same institute. Since January 1999 he has been our Chief Executive Officer, and since July 2002 he has been the Chief Executive Officer of Empresa de Infovias S.A. From January 1999 to December 2004 he was the Chief Executive Officer of Gasmig. From May 1999 to August 2001 he was the Chief Executive Officer of Empresa de Infovias S.A. From 1995 to 1998, he was Vice-President of Petrobrás Distribuidora S.A., the Brazilian oil company. From 1993 to 1994, Mr. Morais served as Brazilian Minister of Communications. He has also held various other positions, such as chief executive officer of Telecomunicações de Minas Gerais S.A.—Telemig; manager of Telecomunicações Brasileiras S.A.—Telebrás; chief operating officer of Telecomunicações de Mato Grosso—Telemat; chief operating officer of Telecomunicações do Amazonas—Telemazon; and manager of Telefônica Municipal S.A.—Telemusa.

Evandro Veiga Negrão de Lima - Mr. Negrão de Lima graduated with a degree in medicine with a specialization in psychiatry from the Minas Gerais Federal University in 1964, where, after hospital and university experience in Colorado, USA, he later became a lecturer and subsequently Monitor in Forensic Medicine. He was a clinical psychiatrist for the private social security institute of the employees of Minas Gerais state, retiring as head of medical services for the interior of the state. He has been Director of the Minas Gerais Commercial Association, Vice-president of the Real Estate Company Managers’ Club, Vice-President of América Football Club, director of the two steel trading companies, Cobraço and Cobrafer, and a licensed aircraft pilot since 1968. He is currently chairman of the planning and engineering company Sancruza, president of the Pampulha yacht club in Belo Horizonte, and chairman of the construction and development company, NL, and two real estate management companies.

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

Guy Maria Villela Paschoal - Mr. Villela Paschoal is a Brazilian engineer, and has a degree in mechanical and electrical engineering from the Federal University of Minas Gerais (UFMG). He worked at CEMIG for 28 years, where he served as Chairman of the Board.

João Camilo Penna - Mr. Penna earned his degree in engineering in 1948 from Minas Gerais Federal University (UFMG). He was a works engineer with CVRD from January 1949 to April 1951; Planning and Works Officer at CEMIG from May 1951 to March 1961; and Technical Director of CEMIG from March 1961 to March 1967. He was Chairman of CEMIG from March 1967 to March 1975. He served as Finance Secretary of Minas Gerais State in the governments of Aureliano Chaves and Oznam Coelho from March 1975 to March 1979, as Brazil’s Trade and Industry Minister in the Figueiredo government from March 1979 to August 1984, and was Chairman of Furnas Centrais Elétricas from May 1985 to August 1989. During these same periods he was interim Administration Secretary of Minas Gerais State, a Member of the National Monetary Council (CMN), member of the Board of Directors of Eletrobras, Vice-Chairman of the Brazilian Technical Standards Association, Director of the Large Dams Committee, and of the Brazilian Group for the World Energy Conference. From 1990 he was a consultant and member of boards of organizations such as Mannesmann, the Dom Cabral Foundation, Copersucar, Companhia Siderúrgica do Pará, Companhia Força e Luz Cataguazes Leopoldina, Biobrás, Copasa, and the Minas Gerais Industries’ Federation (Fiemg). From 1984 to 1992 he was a member of the Board of Directors of Itaipu Binacional, and Chairman of the Board of the Horizontes Institute at Atech—Sivam. At Coopers and Lybrand, he was president of the Supervision Committee of the Brazilian Industry Competitiveness Study. In 2002 he was Consultant in the preparation of the study “Minas Gerais in the 21st Century,” an initiative of the Minas Gerais Development Bank (BDMG); and President of the organization “Economy and Energy — E&E.” He was a member of the President of the Republic’s Ethics Committee, from September 2000 to March 2005, and from April 2004 to April 2005 was a member of the Public Ethics Committee of the Minas Gerais State Government.

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

Roberto Pinto Ferreira Mameri Abdenur - Mr. Abdenur has a law degree from the PUC University of Rio de Janeiro and a degree in economics from the London School of Economics. From 1964 to 1983 he was in the Diplomatic Service, as Third, Second, and First Secretary, Counselor, Minister and Ambassador. At the Foreign Relations Ministry, he worked in the Communications and Archives Division from 1964 to 1965, the Commercial Policy Division from 1966 to 1967, as Interim Head of the Technical Analysis and Planning Sector in 1968, Official of the Minister’s Office in 1969, Assistant to the Secretary-General from 1975 to 1978, Coordinator for Economic and Trade Affairs to the Office of the Foreign Relations Minister from 1979 to 1984 and Secretary General for Foreign relations from 1993 to 1995. He has been Assistant Consul-General in London from 1969 to 1973, First Secretary in the Brazilian Embassy in Washington from 1973 to 1975; and was Brazilian Ambassador to Ecuador from 1985 to 1988, to China from 1989 to 1993, to Germany from 1995 to 2002, to Austria from 2002 to 2004, and to the USA from 2004 to 2007. Since 2007 he has acted as consultant on international political and economic subjects related to Brazil.

Sergio Alair Barroso - Mr. Barroso has a degree in economics from São Lucas University (São Paulo); a master’s degree in international economics from the University of Boston (USA); and specializations in business administration at the University of Michigan (USA), and in management of executives from Columbia University (USA) and the Getúlio Vargas Foundation (São Paulo).

He is a former chairman of the Board of Directors of Fosfertil, Ultrafertil and Fertifos. He is currently the Economic Development Secretary of the State of Minas Gerais, and Chairman of the Board of Directors of CEMIG.

Thomas Anthony Tribone — Mr. Tribone is the founder and currently CEO of the Guggenheim Global Infrastructure Company. As former President of AES Americas Corporation, he has extensive experience in operations and transactions in the global electricity and infrastructure sectors. He has also been a member of the management of Atlantic Richfield Company. As a recognized leader in the energy industry, he has testified before the US Congress on energy matters and his ideas have been written about in books and articles in the US and other countries. Mr. Tribone is a US citizen, with domicile in the US, and registered in Brazil. He has a degree in chemical engineering from Case Western Reserve University, and an MBA degree and a law degree from Duquesne University.

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

The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of original appointment

Djalma Bastos de Morais	Chief Executive Officer (CEO)	January 14, 1999
Arlindo Porto Neto	Deputy CEO	January 20, 2009
José Carlos de Mattos	Chief New Business Development Officer	January 9, 2007
Luiz Henrique de Castro Carvalho	Chief Generation and Transmission Officer	August 18, 2008
Fernando Henrique Schüffner Neto	Chief Distribution and Sales Officer	August 18, 2008
Luiz Fernando Rolla	Chief Officer for Finance, Investor Relations and Control of Holdings	January 9, 2007
Marco Antonio Rodrigues da Cunha	Chief Corporate Management Officer	January 9, 2007
Bernardo Afonso Salomão de Alvarenga	Chief Trading Officer	April 27, 2007
Márcio Augusto Vasconcelos Nunes	Chief Officer for the Gas Division	September 24, 2009

Below is brief biographical information about each member of the Executive Board.

Arlindo Porto Neto - Mr. Porto Neto has a degree in business administration and accounting from the Federal University of Uberlândia. Since 2004 he has been Vice-President of the Minas Gerais Development Company (Codemig). He served as Senator for the State of Minas Gerais from 1995 to 2003, and was Brazil’s Minister of Agriculture and Supply from 1996 to 1998. From 1991 to 1994 he was Deputy Governor of the State of Minas Gerais. From 1983 to 1988 he was Mayor of Patos de Minas.

Bernardo Afonso Salomão de Alvarenga - Mr. Alvarenga earned a degree in electrical engineering from Minas Gerais Federal University in 1978, and an MBA from the Getúlio Vargas Foundation in 2001. He joined CEMIG in 1980, and worked in operational and pre-operational sales, sales to transmission consumers, and large client operational sales, before becoming our Sales Superintendent for Large Clients from 1998 to 2001, and for corporate clients from 2001 to 2005. From March 2006 to April 2007, he was our Superintendent for Wholesale Electricity Purchases and Sales, and in April 2007 he was appointed our Chief Commercial Officer. Mr. Alvarenga has been involved in several strategic projects at CEMIG, including the pioneering system for differentiated tariffs based on the season and time of day, from 1980 to 1982. His renegotiations in 1998 with industrial clients in default resulted in defaults being brought to near-zero, improving CEMIG’s financial position and resulting in the acquisition of several small hydroelectric plants and one thermal plant.

Djalma Bastos de Morais - For biographical information regarding Mr. Morais, see “— Board of Directors.”

Fernando Henrique Schuffner Neto - Mr. Schuffner earned a degree in electrical engineering from PUC University of Minas Gerais in 1982, a master’s degree from Unicamp in 1984, and an MBA from Ibmec in 2000. After working in university research, he joined CEMIG in 1985, working as a regional manager and administrator before becoming Superintendent for Coordination of Planning and Management, successively, for Distribution, Distribution Expansion, and Distribution Market Expansion. He then became CEMIG’s Executive Coordination Superintendent of the Light for All Program. He has lectured at universities, and has published many scientific articles from 1983 to 2005, ranging from work on topologies of commutating circuits (1983) to joint authorship of Fuzzy Preference Relations and Multiobjective Decision Making — presented to the Fourth IEEE International Workshop on Soft Computing as Transdisciplinary Science and Technology, in Muroran, Japan, in May 2005. His work was presented to international congresses including control of induction motors. He has taken courses including the Amana Key APG management course in Sao Paulo in 2004. He was appointed Chief Energy Generation and Transmission Officer of CEMIG in January 2007.

José Carlos de Mattos -  Mr. Mattos received a degree in literature from Uni-BH (Belo Horizonte Central University) in 1972. He is currently the Chief Executive Officer of Gasmig. From 2004 to 2007 he was Director-President of Previminas, the Minas Gerais Social Security Foundation. In 2003 and 2004 he was the financial director of Codemig, the Minas Gerais Development Company. From 1983 to 1992 he was Regional Superintendent of the Federal Savings Bank (Caixa Econômica Federal) in the states of São Paulo, Rio de Janeiro and Minas Gerais, and was also Financial Director of the Federal Savings Bank from 1992 to 1994. From 1992 to 1994 he was also the Director of BIAPE — the Inter-American Savings and Loan Bank. From 1995 to 1996, he was Vice-President of Bemge — the State Bank of Minas Gerais. He was appointed Chief Planning, Projects and Construction Officer of CEMIG in January 2007.

Luiz Fernando Rolla - Mr. Rolla joined CEMIG in 1974. Mr. Rolla earned a degree in electrical engineering from the Federal University of Minas Gerais in 1974 and obtained several specialization courses. He became CEMIG’s Investor Relations Manager in 1986, and was appointed Chief Financial and Investor Relations Officer in January 2007. As CEMIG’s Investor Relations Manager, Mr. Rolla was responsible for the formulation and implementation of CEMIG’s investor relations strategy beginning in 1986, including the structuring of the Level I and II ADR programs in 1993 and 2001, share sale transactions, prospectuses, investor presentations, roadshows, CVM registrations, detailed corporate governance matters, stockholders’ meetings, shareholder services, the Annual Report, our website, earnings releases and conference calls, market analyst meetings, and presentations at many of the most important emerging markets conferences in the last 15 years. In his 32 years with the company he has also been involved in other responsibilities including coordination of long-term planning, structured company-wide budget control and cost analysis, project finance transactions, and negotiation of important debt rollover contracts and issues. Recognition of Mr. Rolla’s wide experience and present outstanding status in Brazilian investor relations includes Apimec’s “Best IR Professional” in 1999 and 2005; “Best Brazilian IRO” from IR Magazine in 2006; Honorable Mention in IR Magazine’s “Best Latin American IRO” in 2004, naming of CEMIG as “Best Listed Company” by Apimec in 2006; recognition by Abrasca for “Best Annual Report” in 2005; and “Best Presentation of 2006” by the Apimec organizations of both São Paulo and Rio Grande do Sul.

Luiz Henrique de Castro Carvalho - Mr. Carvalho is CEMIG’s Chief Generation and Transmission Officer. He earned a degree in electrical engineering from Minas Gerais Federal University (UFMG) in July 1982, and a postgraduate degree in systems analysis, with specialization in mainframe support, from that university in July 1983. In February 2000 he also concluded an international executive MBA in business administration and information technology management from the Getúlio Vargas Foundation. His first professional experience was in the Research and Development Centre (CPQD) of Telebrás, as an electrical engineer, from October 1983 to March 1984. He began his career at CEMIG as a support analyst in the Software and Support Group in March 1984, and since then has been Joint Leader, Group Leader and Manager in the Personal IT Terminal Users Support Division, Assistant in the IT Support Department, Superintendent of Telecommunications and IT, Superintendent for Material, Logistics and Services, Superintendent of Material and Services, Advisor to the President of Gasmig, and Substitute Member of the Board of Directors of CEMIG. In addition to his responsibilities at CEMIG, he is a Director of Horizontes Energia S.A., a member of the board of directors of Central Termelétrica De Cogeração S.A., and a substitute member of the board of directors of CGET and Central Hidrelétrica Pai Joaquim S.A. He has also been Administrative Director of CEMIG Employees’ Investment Club, from April 1999 to April 2003, Social Action Director in the Minas Gerais IT and Telecommunications Users’ Association (Sucesu/MG) from 2000 to 2002, and CEO of the CEMIG Inter-Management Association from July 2005 to July 2007.

Márcio Augusto Vasconcelos Nunes — Mr. Nunes has a degree in civil engineering from PUC University (Pontifícia Universidade Católica) of Rio de Janeiro. After working at Light and Eletrobras, he was CEO of CERJ (Cia. de Eletricidade do Rio de Janeiro) — in 1987 and 1988; a member of the Executive Board of Furnas from 2001 to 2003; and CEO of Copasa, from 2005 to 2009. He has also been Chairman of the board of directors of Copasa, Vice-Chairman of the board of directors of CERJ, a member of the Audit Board of Furnas, and a member of the board of directors of Cia. de Gás do Rio de Janeiro. He was appointed Chief Officer for the Gas Division of CEMIG and CEO of Gasmig in September 2009.

Marco Antonio Rodrigues da Cunha - Mr. Rodrigues da Cunha obtained a degree in civil engineering from Minas Gerais Federal University in 1978, with later specialization in structures and transportation, and in engineering valuation, accounting, and economics. He has subsequently gained numerous qualifications in quality management, finance, accounting and related subjects. Among university lecturing activities, has given a course in Creation of Companies and Business, at Una University, since 2001. He joined BDMG (the Minas Gerais State Development Bank) in 1978, working in assessment of public projects, including major infrastructure development projects. He served as President of the Employees’ Association from 1998 to 1990, and Manager of the Financial Division from 1988 to 1991. From 1988 to 1990 he was also President of the National Association of Official Banks’ Representative Associations. From 1991 to 1995 he was chairman of Minas Gerais Silos and Warehouses Company, the public-sector company coordinating the state’s farming infrastructure facilities, and from 1995 to 1999 was Chairman of INDI — the Minas Gerais Development Institute — which provides support for numerous important industrial development projects in the state of Minas Gerais. During this time he negotiated international missions to Spain, France, Belgium, Holland, Canada, Argentina, Korea, Japan, and the USA to promote cooperation with Minas Gerais industry. He returned to the BDMG in 1999 to handle development planning, coordinating the state’s economic and social development budgeting, and other important strategic studies. He was appointed Chief Corporate Management Officer of CEMIG in January 2007.

Compensation of Directors and Executive Officers

For the year ended December 31, 2009, the aggregate amount of compensation, including pension and other retirement benefits, authorized to be paid to all directors and executive officers was R$7 million, in accordance with the Ordinary General Meeting of Stockholders held on April 29, 2009.

There is no contract between the Company or its wholly-owned subsidiaries, subsidiaries or affiliated companies and directors or board members of Cemig that provides any post-employment benefits, other than the Forluz complementary retirement plan applicable to the other employees, provided that the board member qualifies under the rules and regulations of Forluz.

Fiscal Council

Our Fiscal Council is required to meet once every quarter, but in practice it has been meeting once a month. Our Fiscal Council consists of three to five members and their respective alternates elected by our shareholders at the annual meeting for a term of one fiscal year. Holders of the preferred shares as a group are entitled to elect one member of the Fiscal Council and a corresponding alternate. Minority shareholders holding shares representing at least 10%, individually or in the aggregate, are entitled to elect one member of the Fiscal Council and a corresponding alternate. The primary responsibility of the Fiscal Council, which is independent from management and from the independent public accountants appointed by the Board of Directors, is to review our financial statements and report on them to our shareholders. The Fiscal Council is also entitled to give opinions on any proposals from our management to be submitted to the shareholders’ meeting related to (i) changes in our share capital, (ii) issuances of debentures or rights offerings entitling the holder to subscribe for equity (bonus de subscrição), (iii) investment plans and capital expenditures budgets, (iv) distribution of dividends, (v) changes to our corporate form and (vi) corporate restructurings such as mergers, consolidations and spin-offs. The Fiscal Council also examines the activities of management and reports these activities to the shareholders.

The current members of the Fiscal Council, and their Substitute members, all of whose terms shall expire at the Ordinary General Meeting of Shareholders to be held in 2011, for the approval of the 2010 fiscal year financial statements are as follows:

Name	Position	Date of initial appointment

Aristóteles Luiz Menezes Vasconcellos Drummond	Member	April 27, 1999
Marcus Eolo de Lamounier Bicalho	Substitute Member	February 27, 2003
Luiz Guarita Neto	Member	February 27, 2003
Ari Barcelos da Silva	Substitute Member	April 29, 2005
Thales de Souza Ramos Filho	Member	February 27, 2003
Aliomar Silva Lima	Substitute Member	February 27, 2003
Luiz Otávio Nunes West (1)	Member	April 27, 1999
Leonardo Guimarães Pinto (1)	Substitute Member	April 26, 2007
Vicente de Paulo Barros Pegoraro (2)	Member	April 29, 2009
Newton de Moura (2)	Substitute Member	April 29, 2009

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

Employees

As of December 31, 2009, we had 9,746 employees, of which 248 were at management level, and we had an average of 356 temporary employees. As of December 31, 2008, we had 10,422 employees, of which 265 were at management level, and we had an average of 353 temporary employees. As of December 31, 2007 we had 10,818 employees, of which 236 were at the management level, and we had an average of 225 temporary employees.  This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2009	December 31, 2008	December 31, 2007
Managers	248	265	236
Professional staff	1,500	1,398	1,427
Operational technical staff and office employees	7,998	8,759	9,155
Total	9,746	10,422	10,818

In 2009, 2 employees were hired and 735 employees left the Company.

Unions

Once a year we hold collective negotiation meetings with the unions that represent our employees. The resulting contract remains in effect for the subsequent 12-month period beginning on November 1. About 16 years ago, CEMIG ceased to follow the previous market practice in Brazil of automatically adjusting salaries based on inflation.

The Collective Employment Agreement signed between the Company and the unions, which is the result of free negotiation between the parties, in accordance with current legislation, is renewed annually and includes benefits, duties and rights that govern employment relations in the Company.

In November 2009, after broad discussion of all the terms and conditions with the unions that represent our employees, we executed two collective agreements: (i) an annual agreement on salaries, benefits, duties and rights for the period from November 1, 2009 to October 31, 2010, which established a salary increase of 4.88% for all salaries; and (ii) a specific agreement, in effect from November 20, 2009 to March 31, 2011, referring to the distribution of profits and results for 2009 and 2010, to be paid in 2010 and in 2011, respectively.

In regards to 2009, the collective agreement established an extraordinary distribution in the amount of twice the monthly remuneration of each employee. Regarding the profit sharing for 2010, the collective agreement established an extraordinary distribution in the amount of 0.7 remuneration of each employee in case of achievement of 50% of IGPRa.

IGPRa is an indicator used to mark a portion of CEMIG’s employees’ income that is paid in the form of profit sharing, as per the Specific Collective Agreement. It is based on the frequency rate of accidents with its own staff, the quality of customer service and cost reduction.

In December 2008 we completed the annual collective salary agreement for November 1, 2008 through October 31, 2009. It set an increase of 7.26% for all salaries, effective November 1, 2008. It also established an extraordinary distribution of funds under the profit sharing program in the amount of 4.67 times the monthly salary of each employee, which was paid in December 2008.

We have not had any significant labor strikes in the last six years.  On November 13, 2009, 46% of the employees participated in a 24-hour interruption of services during the collective negotiations for 2009-10.

On November 20, 2008, 10% of the employees took part in an interruption of work during the collective negotiations for 2008/2009. In 2007, there were four interruptions of work during the negotiations for 2007/2008, as follows: for eight hours on

October 24, 2007; for eight hours on October 31, 2007; for eight hours on November 1, 2007; and for eight hours on November 28, 2007.

Few employees took part in these interruptions, and they had no negative effect on the company.

We cannot foresee what effects, if any, future conflicts on labor law issues may have on our operational results or our financial situation.

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

Over the last 4 years, we have been negotiating changes in our remuneration policies with our labor unions, aiming to integrate the processes of management of human resources to our business strategy as follows:

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

Profit Sharing Plan

In 1995, we established a profit-sharing program for employees in accordance with the applicable Brazilian labor legislation. Under this program, we may not contribute an amount to the employee profit sharing plan that is in excess of 25% of the total dividends proposed for that year. In 2009, the payment of employees’ profit shares, including mandatory charges and payments based on payroll, totaled R$233 million and were paid in December. In 2008, the payment of employees’ profit shares, including mandatory charges and payments based on payroll, totaled R$362 million and were paid in December.

Benefits

As of January 1, 2003, we implemented changes to our existing employee health care plans. The changes are a result of an agreement we entered into with our employees’ labor unions, most of which are represented by Sindieletro. The changes modified the contributions that we, our employees and our retirees are responsible for and the types of benefits covered by each plan. As of December 31, 2009, a total of R$128 million was paid in benefits to employees, consisting of pension plan contributions and assistance benefits.

Voluntary Retirement Program

In March 2008, CEMIG implemented a Voluntary Retirement Program, which sets the rules and conditions applicable to free and voluntary rescissions of employment contracts by employees, and also criteria applicable to specific situations of employees who meet certain requirements for retirement. Employees who opt for the Voluntary Retirement Program receive a payment equal to three times their monthly salary and leave the Company a maximum of 90 days after opting for the program. In 2009, 193 employees accepted the terms of our Voluntary Retirement Program compared to 486 employees in 2008.

Voluntary Dismissal Program

In April 2009, CEMIG implemented a Voluntary Dismissal Program, starting in April 2009 and ending in June 2009, which sets rules and conditions applicable to free and voluntary termination of employment contracts by employees, and also establishes criteria applicable to employees who meet certain retirement requirements.  Employees who subscribe to the PDV receive a financial incentive varying between four and sixteen times their monthly remuneration, according to criteria established in the program’s regulations, of which the principal one is the time of contribution remaining for full retirement entitlement under the national social security system (“INSS”). The incentive includes payment of the contributions to the pension fund and the INSS up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals) of 40% on the balance of the employee’s accumulated funds under the Unemployment Guarantee Fund or Fundo de Garantia por Tempo de Serviço (FGTS) system.

Additionally, CEMIG guarantees full payment of the costs of the group life insurance plan for six months, and of the health plan for twelve months, from the date of leaving the company.

A total of 1,043 employees of the Company subscribed to the program. A provision for the expenses for the financial incentives in the amount of R$206 was fully recognized in 2009.

Program for Sharing in Profit, Results, and Productivity

CEMIG authorized a distribution equal to 3% of its consolidated operational results for the year ended December 31, 2009 under its Program for Sharing in Profit, Results, and Productivity, which was paid in March 2010.

Health and Safety

In 2009 the number of work accidents that resulted in loss of one or more day’s work for the total of CEMIG’s own employees and outsourced workers was 7.14% higher than in 2008.  The main reason for the increase was traffic accidents.

Share Ownership

Each of our directors and executive officers beneficially owns less than 0.001% of our preferred shares and less than 0.003% of our common shares.

Item 7.           Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2009, the State Government owned, directly or indirectly, 138,212,264 common shares, or 50.97% of our outstanding voting stock, and 6,415,884 preferred shares, or approximately 1.84% of those outstanding. As of the same date, Southern, our second largest shareholder, owned 89,383,266 common shares, or approximately 32.96% of those outstanding. Southern is a joint venture formed in 1994. We believe that the principal participant in Southern is Cayman Energy Traders, a subsidiary of Mirant Corporation (formerly Southern Energy Inc.), a large United States-based power company. We believe that the other significant member of Southern is, as of December 31, 2009, AES Corporation, a global power company based in Arlington, Virginia that is engaged in the energy generation, distribution and retail supply businesses. We believe that the Opportunity Fund, a Brazilian investment fund, has a minority interest in Southern through 524 Participações S.A. Our principal shareholders do not have different voting rights with respect to the shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2009.

Shareholder	Common Shares	% of Class	Preferred Shares	% of Class
State Government (1)	138,212,264	50.97%	6,415,884	1.84%
Southern	89,383,266	32.96%	—	—
All directors and executive officers as a group	7,911	—	874	—
Other	43,558,713	16.06%	342,541,418	98.02%
Total of outstanding shares	271,154,243	100%	342,541,418	98.02%
Treasury shares		—	264,473	0.08%
Total of authorized and issued shares	271,154,243	100%	349,222,649	100%

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

As of December 31, 2009, we had 36 common shareholders of record in the United States, holding a total of 8,053,258 common shares. We also had 273 preferred shareholders of record in the United States, holding a total of 184,892,492 preferred shares. These numbers do not include the 123,812,242 preferred shares and 1,085,343 common shares converted into ADRs.

Based on publicly available filings with the SEC, we are aware of the following changes in ownership of our outstanding preferred shares.  On February 8, 2008, Capital Research and Management Company owned 13,644,250 preferred shares of CEMIG, corresponding to 4.98% of our preferred shares and, as a result of buying transactions on February 8, 2008, now owns a total of 13,990,050 preferred shares of CEMIG, corresponding to 5.11% of our preferred shares. Although our by-laws do not provide any restrictions concerning a change in our control, a state law authorizing a change of control would be required for a change of control to take place. Because we are a state-controlled company, the sale of more than 50% of the voting stock of CEMIG by the State Government (or any other transaction that may transfer the control of the company, either totally or partially) requires the passage of specific authorizing legislation by the legislature of Minas Gerais, approved by at least 60% of the members of the State Assembly. The aforementioned authorization must also be approved by local citizens in a referendum.

On December 17, 2009, BlackRock, Inc., as investment manager on behalf of some of its clients, notified that as a result of the merger between BlackRock and Barclays Global Investors, on December 1, 2009, it has achieved the total of 12,410,905 preferred shares and 20,411,225 American Depositary Receipts (“ADRs”) for preferred shares, representing a total of approximately 9.39% of the total preferred shares in CEMIG. Blackrock Inc. has notified that the objective of the above-mentioned stockholdings is strictly for investment purposes, and it has no intention of altering the stockholding control or management structure of the Company. In addition, it has also notified that it holds no debentures issued by CEMIG that are convertible into shares, and that no agreements have been entered into by BlackRock that regulate the exercise of the right to vote or the purchase or sale of securities issued by CEMIG.

On April 15, 2010, Lazard Asset Management LLC notified it has acquired 17,497,213 shares, or 5.01% of the total of the shares issued by CEMIG. It has also notified that the acquisition of the above interest is not a case of acquisition of control of the Company, but of investment, and that it does not seek to change CEMIG’s management, nor the composition of its stockholding control or functioning

On June 17, 2010, AGC Energia S.A. (“AGC Energia”), a subsidiary of Andrade Gutierrez Concessões S.A. (“AGC”) notified that a share transfer occurred pursuant to a share purchase and sale agreement signed between Southern and AGC Energia, with AGC as the consenting party, dated November 12, 2009. AGC Energia acquired from Southern 98,321,592 common shares of CEMIG, representing 32.96% of the voting stock and 14.41% of the total capital. AGC Energia emphasizes that such transaction does not change the structure of the stockholding control, nor the management structure, of CEMIG.

We are not aware of any other significant changes in the percentage ownership of any shareholders that held 5% or more of our outstanding voting shares during the past three years.

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

On 2009, we also executed Power Purchase Agreements with our subsidiaries Hidrelétrica Pipoca S.A., Santo Antônio Energia S.A. and Usina Termelétrica Barreiro S.A. which were formally approved by ANEEL:

•                   Hidrelétrica Pipoca S.A.: Cemig Generation and Transmission executed two Power Purchase Agreements with Hidrelétrica Pipoca S.A. regarding energy supply for the periods of July 1, 2010 to June 30, 2015, as authorized by ANEEL’s Dispatch No. 4.061, from October, 30, 2009, and from July 1, 2015 to June 30, 2020, as approved by ANEEL´s Dispatch No. 4.456, of November 30, 2009.

•                   Santo Antônio Energia S.A.: Cemig Generation and Transmission executed two Power Purchase Agreements with Santo Antônio Energia S.A. regarding energy supply for the periods of May 1, 2012, to December 31, 2027 authorized by ANEEL’s Dispatch No. 1.851, dated as of May 20, 2009 and a short-term energy supply agreement as approved by ANEEL’s Dispatch No. 1.850 of May 20, 2009.

•                   Usina Termelétrica Barreiro S.A: Cemig Generation and Transmission executed a Power Purchase Agreement with Usina Termelétrica Barreiro S.A. regarding short-term energy supply, as approved by ANEEL’s Dispatch No. 1.851, dated as of May 20, 2009.

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

Rate Increases

We are the defendant in several lawsuits brought by industrial consumers alleging that increases in electricity rates, determined by DNAEE, predecessor of ANEEL, during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan (Plano Cruzado) were illegal. Some of the plaintiffs further allege that all our rates after the Cruzado Plan period were illegal, in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases. Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of our consumers. All of the cases that have been decided at the trial court level have been appealed to the Superior Court of Justice (Superior Tribunal de Justiça), which ruled, in most of the cases, that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. We are actively contesting all of the aforementioned rate increase claims. As of December 31, 2009, the aggregate rate increase claims brought against us totaled, approximately, R$310 million, for which we recorded a provision of R$234 million.

In addition, in regards to the lawsuits mentioned above, in May 2010 we settled the lawsuit filed by RIMA Industrial S.A. concerning the reimbursement of the rate increase introduced by DNAEE during the Cruzado Plan. By means of a settlement agreement, we have agreed to pay RIMA Industrial S.A., in addition to the amount of R$ 92 million offset according to previous judicial decisions, the total amount of R$ 85 million, without any monetary adjustment or correction and including the lawyers fees, to be paid by deduction from future invoices for supply of electricity and use of the distribution system.

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

Cemig Distribution is a party, together with ANEEL, in a civil public action brought by the Public Attorneys’ Office seeking to prevent the exclusion of consumers from the Low Income Residential Tariff’s subclass frame and also to require Cemig Distribution to pay double the amount overpaid by the low income consumers. The lower court found in favor of the Public Attorney’s Office, and Cemig Distribution and ANEEL appealed to the Regional Federal Appeals Court (Tribunal Regional Federal). The decision of the appeals court on the proceeding has been pending since March, 2008. Cemig Distribution assesses its chance of loss as “possible” and estimates the amount involved in such proceeding to be, approximately, R$96.8 million, as of December 31, 2009.

Taxes and Other Contributions

CEMIG and its subsidiaries are parties in several administrative and judicial tax related proceedings concerning the imposition of the Imposto Sobre a Circulação de Mercadorias e Serviços (state value-added tax), or ICMS, Imposto Sobre a Propriedade Territorial Rural (rural real estate tax), or ITR, Programa de Integração Social, or PIS, Programa de Formação do Patrimônio do Servidor Público, or PASEP, and Contribuição para o Financiamento da Seguridade Social, or COFINS, (which are social contributions imposed on gross revenues), Contribuição Social Sobre o Lucro Líquido, or CSLL, (social contribution on net profits) and Imposto de Renda da Pessoa Jurídica, or IRPJ (corporate income tax), among others.

Since 2002, we have been receiving a subsidy from Eletrobras to reimburse us for losses incurred as a result of the discount we were required to provide to low-income consumers, under the provisions of Federal Law No. 10,604/02. In 2005, the State of Minas Gerais issued Decree 43,999/05 determining the imposition of ICMS on this subsidy. We believe that the subsidy is not taxable, and, therefore, we are not collecting the ICMS on the amounts derived from the subsidy. However, the State of Minas Gerais filed a tax foreclosure against us in connection with this matter, demanding the collection of the ICMS. In July 2008, we received an unfavorable decision in the court of first impression. We appealed the decision and received another unfavorable decision at the second level of trial. The Company filed appeals to the Superior Court of Justice and to the Federal Supreme Court and is currently waiting for a decision. We estimate the amount involved in this dispute to be approximately R$143 million, as of December 31, 2009. No provision has been recorded with respect to this dispute, since CEMIG assesses its chance of loss as “possible.”

In 2006, CEMIG, CEMIG Distribution and CEMIG Generation and Transmission made advance payments to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that such tax and contribution should not be imposed on such payments. In order to avoid the risk of imposition of penalties, we filed two writs of mandamus, receiving adverse decisions in the first level of trial. We filed the appropriate appeals, and are still waiting for the decisions at the second level of trial. We estimate the amount involved in these claims to be approximately R$167 million, as of December 31, 2009, consisting of the full amount of judicial deposits from 2006. The Companies assess their chance of loss in this dispute as “possible.”

We were assessed by the INSS in 2006 due to the non-collection of the social security contribution on the amounts paid to our employees as profit sharing in the period between 2000 and 2004. In 2007, we filed a writ of mandamus in order to obtain a judicial decision declaring that such payments were not subject to the imposition of social security contributions. We received a partially favorable decision in 2008, which we have appealed and are currently waiting for a decision at the second level of trial. The total amount involved in this claim is approximately R$122 million, as of December 31, 2009. No provision has been recorded since CEMIG assesses its chance of loss in this dispute as “possible.”

In 1998, CEMIG filed a Writ of Mandamus in which it requested the recognition of its right to offset the amounts paid as CSLL from the taxable basis of the IRPJ. A preliminary injunction was granted at the time allowing CEMIG to collect the IRPJ considering the deduction of the CSLL from its taxable basis. The injunction was confirmed at the first level of trial. In view of such decision, CEMIG has been offsetting the CSLL from the IRPJ taxable basis, which results in a lower IRPJ. The Federal Revenue Attorney General’s presented an appeal and the decision issued at the first level of trial was reversed at in the second level court. CEMIG presented an appeal to such decision. The amount involved in such claim is approximately R$85 million, as of December 31, 2009. We estimate the chance of loss in relation to this proceeding as “probable”. On May 2010, CEMIG decided to collect the total amount under discussion, approximately R$ 91.38 million, in order to avoid restraints for the issuance of negative tax certificates. Nonetheless, the Company is still discussing the merit of the abovementioned proceeding.

In 2009, state tax authorities issued a tax assessment against CEMIG aiming at the collection of ICMS allegedly under collected by the Company in 2004, in view of the discount of ICMS credits related to the acquisition of goods recorded by the Company as fixed assets. According to State tax authorities, CEMIG did not follow the correct procedures for the assessment and discount of the ICMS credits. CEMIG has filed an administrative defense and it is currently waiting for a decision. The total amount involved in this claim is approximately R$55 million, as of December 31, 2009. No provision has been recorded since CEMIG assesses its chance of loss in this dispute as “possible.”

Labor Obligations

CEMIG is a defendant in several claims filed by our employees and third parties (outsourced workers). These claims generally relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, readjustment of retirement pension payments by Forluz and salary adjustments.

Under Brazilian labor laws, claimants must file a labor claim for unpaid services within two years of the termination of their employment agreement (limited to rights which arose no more than five years prior to termination). As of December 31, 2009, the amount in dispute involved in the aforementioned claims was approximately R$279 million, and we had provisioned R$81 million for the payment of these labor contingencies.

In June 2007, a judgment was rendered against CEMIG in a civil public action brought by the Labor Public Attorneys’ Office at the beginning of 2003, aiming to prevent the Company from using outsourcing for its end-activities. In the judgment, a period of nine months was given for CEMIG to abstain from contracting employees through outsourced companies. In March 2008, the Higher Labor Appeal Court (Tribunal Superior do Trabalho) granted a preliminary injunction suspending the effects of the prior decision and its consequences until it reaches a final decision. The amount involved in the case is approximately R$42 million, as of December 31, 2009, with the contingency for loss being assessed as “possible.”

Claims in the Ordinary Course of Business

We are a party in several civil claims, mainly as a defendant of claims relating to (i) people who request indemnification due to accidents which have occurred during the ordinary course of the business of CEMIG; (ii) consumer claims; and (iii) contractual and other commercial obligations. As of December 31, 2009, the total amount involved in the claims where the loss is assessed as “probable” is approximately R$168 million, and the total amount involved in the claims where the loss is assessed as “possible” is approximately R$2,117 million.

Legal Proceedings Related to Environmental Matters

We are a party in a number of proceedings and claims involving environmental matters. These proceedings and claims include court and administrative disputes regarding certain environmental matters, protected and Indian areas, environmental licenses and remediation of environmental damages.  As of December 31, 2009, the amount involved in these claims totaled approximately R$1,211 million on which R$1,187 million is related to proceedings for which the likelihood of loss is assessed as “possible”.

Nevertheless, since CEMIG and its subsidiaries are defendants in several class action style lawsuits, the amounts involved in these proceedings cannot be precisely assessed, due to the fact that most of these lawsuits aim at addressing environmental damages and require the undertaking of indemnification, remediation and compensation measures that will be defined during the process. Additionally, the class action style lawsuits may affect those other than the parties directly involved, and these third parties may be awarded other remedies as determined by the respective judges and courts. Therefore, the values above may not correspond to the actual amounts that will be spent by CEMIG in legal proceedings involving environmental matters.

We are a defendant in a public civil action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio against CEMIG, Southern Electric and FEAM, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte Hydroelectric Power Plant, which amounted to R$1,081 million on December 31, 2009.  This public civil action has been awaiting judgment, and the likelihood of loss is assessed as “possible.”

Finally, the Minas Gerais Public Attorney filed four class actions against CEMIG, claiming for an order against the company to invest at least 0.5% of the total operational revenue of the business year prior to that of the investment on the protection and environmental preservation of the water tables of municipalities related to CEMIG’s generation plants, since 1997. This claim is based on the State of Minas Gerais Law No. 12,503, issued on May 31, 1997, and its likelihood of loss is assessed as “possible”. CEMIG has not yet assessed the amount involved in such lawsuits.

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

ANEEL has brought an administrative proceeding against us, contesting a credit related to such positive balance. On October 31, 2002 ANEEL issued a final administrative decision. On January 9, 2004, the Brazilian Federal Treasury Department issued an Official Collection Letter to us in the amount of R$516.2 million to be paid by January 30, 2004. We filed a writ of mandamus to suspend its inclusion in the national non-payers registry, or the Cadin. Although the relief was denied by the lower court, we appealed to the Federal Court of the First Region which granted us a temporary injunction to suspend the inclusion in the Cadin. Therefore, we have not accrued any liability related to this claim. The amount of this proceeding, as of December 31, 2009, is approximately R$1,157 million. No provision has been recorded for this matter since we assess the chance of an adverse outcome as “possible.”

We are the defendant in suits challenging the charging of tax on public lighting. The value of these claims is approximately R$908.7 million, as of December 31, 2009. We believe we have sound arguments in defense of these claims. We assess the likelihood of a loss in these actions as “possible.”

A class action was brought against CEMIG and nine other defendants requesting nullification of the Conduct Adjustment Undertaking (TAC) signed between the Public Attorneys’ Office and the Company, ordering the restitution to public funds of the amounts transferred to the defendant companies for implementation of the Light for All (Luz para Todos) program. The application for interim remedy was refused, and the plaintiff appealed to the Regional Federal Appeals Court (Tribunal Regional Federal). The updated amount involved, of R$1,654 million, as of December 31, 2009, refers to the request for restitution of the amounts received by the companies that carried out the services contracted by CEMIG in order to comply with such governmental program, and fees of counsel. The class action has been sent to the State Court, after the Federal Court decided that it did not have jurisdiction to hear the case.  The chance of loss is assessed as “possible.”

CEMIG has also filed a writ of mandamus in order to require its qualification as a co-defendant in a claim brought by AES Sul against ANEEL. The judge granted CEMIG an injunction to suspend the deposit order in the amount of approximately R$95 million, which was determined in a settlement. In the event of AES Sul’s success, CEMIG will pay such updated amount. The chance of loss is assessed as “possible.” Currently, the claim brought by AES Sul is in the evidentiary phase. On December, 17, 2009, the judge determined the specification of proofs by the parties.

Dividend Policy and Payments

Obligatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as obligatory dividends, 50% of the net income of each fiscal year ending December 31, determined in accordance with Brazilian GAAP. Our preferred shares have priority in the allocation of the obligatory dividend for the period in question. The order of priority of the dividends distribution is as follows:

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

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real appreciated approximately 24.7% relative to the U.S. dollar in 2009. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.”

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

Declaration History of Dividends and Interest on Capital (1)

	Common Shares		Preferred Shares
Dividend Year	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2006	603,948,640	298,836,536	777,832,359	384,874,992
2007	379,426,703	227,392,246	488,297,923	292,639,292
2008	412,568,595	190,853,770	530,949,405	245,616,600
2009 (4)	406,964,431	235,171,586	523,737,206	302,650,798

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

(3)                                  U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the Federal Reserve Board’s rate on respective Record Dates (April 26, 2007, April 25, 2008, April 29, 2009 and April 29, 2010).

(4)                                  The 2009 dividends were approved at the ordinary and special general shareholders’ meetings held on April 29, 2010. The 2009 dividends will be paid in two equal installments in June 2010 and December 2010. The first installment will be paid by June 30, 2010.

Significant Changes

A significant change in our financial condition since the date of our financial statements that are included in this annual report on Form 20-F is the issuance of the following debt:

•                                          On January 15, 2010, Cemig Generation and Transmission made its second public issuance of common debentures in a total amount of R$2,700 million. The debentures are unsecured, not convertible into shares, with a nominal unit value of R$10,000. The first series of debentures will mature on

January 15, 2012 and the second series of debentures will mature on January 15, 2015, with three annual installments in 2013, 2014 and 2015. The debentures of the first series will earn interest corresponding to 100% of the CDI, plus a spread of 0.9% per year, calculated based on a 252 business day year. As to the second series of the debentures, we are obligated to pay to the debenture holders an amount equal to the indexed outstanding par value of the debentures by IPCA (Índice Nacional de Preços ao Consumidor Amplo) plus annual interest of 7.6796%. The proceeds from this issuance were fully used in the early redemption of the third issuance of commercial paper of the company. The debêntures are guaranteed by CEMIG.

•                                          On May 27, 2010, Cemig Distribution issued two notes (Cédulas de Crédito Comercial) in favor of Banco do Brasil S.A., in the total amount of R$600 million, with maturity date of May 10, 2013, and the effective rate of interest is 11.43% per annum. Additionally, Cemig Distribution made a swap transaction with Banco do Brasil, in the same amount of the notes, substituting the stated interest rate 11.47% per annum for the rate of 96% of CDI. One of the notes, in the amount of R$230 million, had its proceeds used to roll over existing debt and is guaranteed by CEMIG. The other note, in the amount of R$370 million, had its proceeds used to improve the company’s working capital and is guaranteed by receivables.

Item 9.           The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the BM&FBovespa. Our Preferred ADSs, each representing one preferred share as of December 31, 2009, have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2009, there were approximately 123,812,242 Preferred ADSs outstanding (each representing one preferred share), representing approximately 35.45% of our 349,222,649 outstanding preferred shares.

The principal trading market for our common shares is the BM&FBovespa. Our Common ADSs, each representing one common share as of December 31, 2009, have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2009, there were approximately 1,085,343 Common ADSs outstanding (each representing one common share), representing less than 0.40% of our 271,154,243 outstanding common shares.

On June 11, 2010, the closing price per preferred share on the BM&FBovespa was R$25.00 and the closing price per Preferred ADS on the NYSE was US$14.06.

On June 12, 2007, our common share ADSs began trading on the NYSE. On June 11, 2010, the closing price per common share on the BM&FBovespa was R$18.90  and the closing price per Common ADS on the NYSE was US$10.80.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the BM&FBovespa and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares (1)		Common ADSs (1)		Preferred Shares(2)		Preferred ADSs (2)
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Period	High	Low	High	Low	High	Low	High	Low
2005	13.12	6.85	—	—	16.30	8.69	10.00	4.71
2006	16.86	12.83	—	—	20.28	15.14	13.02	8.75
2007	25.93	15.95	14.50	10.38	26.14	18.39	17.49	11.53
2008	21.80	13.68	13.66	6.41	27.04	17.07	21.82	10.68
2009	22.40	14.41	12.90	6.22	29.78	20.35	17.12	10.39

2008
1Q	19,69	15.43	11.53	9.29	21.07	17.07	15.90	12.26
2Q	21.80	16.51	13.38	10.09	25.95	19.44	20.51	14.50
3Q	21.73	16.54	13.66	8.86	27.04	19.99	21.82	13.21
4Q	20.62	13.68	10.96	6.41	25.08	19.27	16.84	10.68

2009
1Q	16.54	14.41	7.41	6.22	22.74	20.35	13.01	10.39
2Q	18.00	16.34	9.47	7.35	24.76	21.56	13.98	10.71
3Q	18.66	17.11	10.86	8.61	24.58	22.08	13.43	11.29
4Q	22.40	18.09	12.90	10.66	29.78	22.99	17.12	12.95

2010
1Q	21.24	18.83	12.58	10.02	27.70	24.51	16.26	13.34
2Q	21.86	18.00	12.85	10.00	28.49	23.90	16.77	13.19

January 2010	21.24	19.61	12.58	10.83	27.58	25.37	16.25	13.93
February 2010	20.23	19.26	11.05	10.26	26.97	25.22	14.81	13.50
March 2010	19.97	19.29	11.48	10.87	26.62	25.47	15.04	14.13
April 2010	21.50	19.47	12.06	11.09	27.55	25.13	16.14	14.46
May 2010	21.86	19.12	12.85	10.00	25.47	28.49	16.77	13.65
June 2010 (3)	19.31	18.00	11.32	10.05	23.90	25.67	14.71	13.19

(1)                                  On May 3, 2007, a 50% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. The last day of trading of the common shares in lots of 1,000 shares was June 1, 2007. A reverse stock split of the common shares was effected in the form of a share consolidation on June 4, 2007 whereby every 500 common shares, par value of R$0.01, were consolidated into one common share with a par value of R$5.00. The price per common share was adjusted accordingly. In addition, On May 2, 2008, a 2.02% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 8, 2008, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADSs, resulting in an adjustment to the price per Common ADS. On April 29, 2009, a 25.000000151% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 14, 2009, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS. On April 29, 2010, a 10.000000128% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 10, 2010, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS. The common share prices and Common ADS prices have been adjusted to reflect all of the above items.

(2)                                  On May 3, 2007, a 50% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 7, 2007, a corresponding adjustment was made to the ADSs through the issuance of one additional ADS for every two ADSs, resulting in an adjustment to the price per ADS. The last day of trading of the preferred shares in lots of 1,000 shares was June 1, 2007. A reverse stock split of the preferred shares was effected in the form of a share consolidation on June 4, 2007 whereby every 500 preferred shares, par value of R$0.01, were consolidated into one preferred share with a par value of R$5.00. In addition, a 100% forward split of the ADSs was effected on June 11, 2007. The price per preferred share and Preferred ADS were adjusted accordingly. In addition, on May 2, 2008, a 2.02% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 8, 2008, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS. On April 29, 2009, a 25.000000151% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 14, 2009, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS. On April 29, 2010, a 10.000000128% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 10, 2010, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS. The preferred share prices and Preferred ADS prices have been adjusted to reflect all of the above items.

(3)                                                     Through June 11, 2010.

Since July 12, 2002, our depositary receipts have been traded on the LATIBEX, under the ticker symbol “XCMIG.” The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

Trading on the BM&FBovespa

The preferred shares and common shares are traded on the BM&FBovespa, the only Brazilian stock exchange that trades shares. Trading on the BM&FBovespa is limited to brokerage firms and a limited number of authorized entities. The CVM and BM&FBovespa have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

If you were to trade in the preferred shares or common shares on the BM&FBovespa, your trade would settle in three business days after the trade date. Delivery of and payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the BM&FBovespa is Companhia Brasileira de Liquidação e Custódia (CBLC).

In order to better control volatility, the BM&FBovespa has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes whenever the index of this stock exchange falls more than 10% from the index registered for the previous trading session, and an additional period of one hour if the index falls 5% or more after the reopening of trading.

The BM&FBovespa is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2009, the aggregate market capitalization of the 385 companies listed on the BM&FBovespa was equivalent to approximately R$1.3 trillion and the 10 largest companies listed on the BM&FBovespa represented approximately 53.03% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may be traded on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.

Our preferred shares and common shares have daily liquidity on the BM&FBovespa and have had no suspension of trading in the past five years other than due to BM&FBovespa utilizing circuit breakers on a few occasions in 2008 with respect to the trading of all shares on the BM&FBovespa.

We have been a member of Special Corporate Governance Level 1 of the BM&FBovespa since October 2001. As a result, we have agreed to do the following:

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

A review of the rules applicable to Corporate Governance Level 1 listed companies is being proposed, hence these rules may be changed. New disclosure requirements may be established if the revision is approved.

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our Fiscal Council and any other technical or advisory body to disclose to us, the CVM and the BM&FBovespa the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions during the preceding 12 months. The information regarding the acquisition of such securities (amount, price and date of acquisition) must be provided to us within 10 days of the end of the month in which they were acquired.

Disclosure of Material Developments

Under Brazilian securities regulations, we must disclose any material development related to our business to the CVM and the BM&FBovespa. We are also required to publish a notice of those material developments. A development is deemed material if it has a material impact on: the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Item 10. Additional Information—Exchange Controls.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, dated December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the National Monetary Council (“CMN”), and the Central Bank, which has, among other powers, licensing authority over brokerage firms, and which regulates foreign investments and foreign exchange transactions.

Under the Brazilian Corporate Law, a corporation is either publicly owned, such as we are, or closely held (companhia fechada). All publicly owned companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are traded on the BM&FBovespa, but may be traded privately subject to certain limitations. The Brazilian OTC market consists of direct trades and trades between individuals in which a financial institution registered with the CVM serves as intermediary.

We have the option to ask that trading in our securities on the BM&FBovespa be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the BM&FBovespa or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

Brazilian law provides general restrictions on unfair trading practices and market manipulation, although in Brazil there may be fewer instances of enforcement actions and judicial precedent is less well defined than in certain other countries.

Trading on the BM&FBovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares  must obtain registration from the Central Bank of Brazil to be eligible to remit for the remittance of funds U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of Preferred ADSs exchanges its Preferred ADSs for preferred shares or a holder of Common ADSs exchanges its Common ADSs for common shares, the holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or common shares, or distributions relating to the preferred shares or common shares, unless the holder qualifies for and obtains a new certificate of registration. See “Item 10. Additional Information—Exchange Controls.”

Item 10.    Additional Information

Memorandum and Articles of Association

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 31300040127. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on April 29, 2009, and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

Object and Purpose

As described in Article 1 of our by-laws, we have four main purposes: (i) to construct and operate electric power generation, transformation, transmission and distribution systems and to trade electric power and related services; (ii) to develop commercial activities in the energy field; (iii) to render consulting services to companies in Brazil and abroad related to our industry; and (iv) to perform activities directly or indirectly relating to our corporate purposes.

Preferred Shares

Holders of preferred shares have the right to receive annual minimum dividends in an amount equal to the greater of 10% of the par value of each preferred share or 3% of the net worth value associated with each preferred share. Holders of our preferred shares also will have priority over any other class of shares if we decide to redeem shares. A preferred share does not entitle its owner to vote at the general shareholders’ meetings.

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

•                  approval of the financial statements on an annual basis; and

•                  cancellation of registration with the CVM as a publicly-held company or delisting of our common shares from the BM&FBovespa, except in the case of a privatization tender offer.

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

•                  previously manifestation regarding the management report and the accountability of the Board of Directors , to be submitted for the Annual Shareholders’ Meeting approval;

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

Going Private Transactions and Delisting from the BM&FBovespa

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

Exchange Controls

There are no restrictions on the ownership of preferred shares or common shares of non-financial institutions by legal entities domiciled outside Brazil. However, your right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that you register the relevant investment with the Central Bank and the CVM.

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to Annex V to CMN Resolution No. 1,289, as amended by CMN Resolution No. 1,927 also known as the Annex V Regulations. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law No. 4,131 of September 3, 1962 or CMN Resolution No. 2,689 of January 26, 2000, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under CMN Resolution No. 2,689, who are not resident in a tax haven, as defined by Brazilian tax laws.

Under CMN Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with CMN Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Securities and other financial assets held by CMN Resolution No. 2,689 investors must be registered or maintained in deposit accounts or in the custody of an entity duly licensed by the Central Bank or the CVM. In addition, any transfer of a security that is held pursuant to CMN Resolution No. 2,689 must be made through the stock exchanges or organized OTC markets licensed by the CVM, except for a transfer resulting from a corporate reorganization outside of Brazil or occurring upon the death of a foreign investor by operation of law or will.

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

Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, “pass-through entities” such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar. Moreover, this summary does not describe any implications under U.S. state or local law or the federal estate tax, gift tax or Medicare tax on net investment income.

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

Brazilian Tax Considerations

General — The following discussion summarizes the main Brazilian material tax consequences of the acquisition, ownership and disposal of preferred shares, common shares, Preferred ADSs or Common ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation. In the case of a holder of preferred shares or common shares, we assume the investment is registered with the Central Bank. The following discussion does not address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares, common shares, Preferred ADSs or Common ADSs.

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

Payments of Interest on Capital — Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on equity, or interest attributed to shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payor’s income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•                  50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period in respect of which the payment is made; or

•                  50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period in respect of which the payment is made.

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

On June 24, 2008, Law No. 11,727 was enacted, which established the concept of “privileged tax regime.” Under this new law, a “privileged tax regime” is a considered to apply to a jurisdiction that meets any of the following requirements: (1) does not tax income or taxes income at a maximum rate lower than 20%; (2) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (3) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%, or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

Although the interpretation of the current Brazilian tax legislation could lead to the conclusion that the concept of “privileged tax regime” should apply only for the purposes of Brazilian transfer pricing rules, it is unclear whether such concept would also apply to investments carried out in the Brazilian financial and capital markets for purposes of this law. There is no judicial guidance as to the application of Law No. 11,727 of June 24, 2008 and, accordingly, we are unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts would decide that the “privileged tax regime” concept shall be applicable to deem a Non-Resident Holder as a Tax Haven Resident when carrying out investments in the Brazilian financial and capital markets. However, in the event that the “privileged tax regime” concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxation to a Non-Resident Holder that meets the privileged tax regime requirements in the same way applicable to a Tax Haven Resident.

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

If such argument does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. CEMIG’s Brazilian counsel’s view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares or common shares registered with the Brazilian Central Bank in foreign currency and the value of disposal of those preferred shares or common shares in the same foreign currency. This view has been supported by a precedent issued by the Brazilian administrative court. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares — Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian withholding income tax.

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares or common shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15% or 25% for Tax Haven Holders. Although there is no clear regulatory guidance, such taxation should  not apply in case of Non-Resident Holders registered under Resolution No. 2,689/00, other than Tax Haven Residents.

Taxation of Foreign Exchange Transactions — Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/ Exchange tax, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently,

IOF/Exchange is imposed at a rate of 2% on the inflow of resources into Brazil for investments carried out by Non-Resident Holders in the Brazilian financial and capital markets under regulations issued by the CMN.  The outflow of funds related to investments carried out by Non-Resident Holders in the Brazilian financial and capital markets, as well as the remittance of dividends and interest on shareholders’ equity  are subject to IOF/Exchange at a zero percent rate. Although it is not clearly regulated, the conversion of reais into dollars for payment of dividends to holders of ADSs should also benefit from the zero percent IOF/Exchange rate.

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

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to back up withholding. A holder of ADSs that is not a U.S. holder may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of U.S. information reporting requirements and backup withholding tax.

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

Insurance

We have insurance policies to cover damages to our headquarters building and to the turbines, generators and transformers of our major power plants and substations caused by fire and risks such as equipment failures. We also have insurance policies to cover damages to aircrafts used in connection to our operations. We do not have general third party liability insurance covering accidents and have not solicited bids related to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures. We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our consumers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses. See “Item 3. Key Information—Risk Factors—Risks Relating to CEMIG—We operate without general third party liability and catastrophe insurance policies.”

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

We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real). Despite the fact that our electricity purchases from Itaipu, which represented R$865 million in 2009, are denominated in U.S. dollars, the related foreign exchange risk is no longer reflected in our operating revenues and operating expenses due to rate legislation changes in 2001 which allow electricity utilities such as us to record exchange rate losses related to Itaipu purchases as deferred regulatory assets. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Exchange Rate Risk

At December 31, 2009, approximately 2.0% of our outstanding indebtedness, or R$190 million, was denominated in foreign currencies, of which approximately 90.0%, or R$171 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2009, we used financial instruments such as interest rate swaps to hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the CDI rate.  See Notes 2(d), 14, 22, 24 and 25 to our consolidated financial statements.

In 2010, the potential loss we would experience in the event of a hypothetical 20% depreciation of the real against the U.S. dollar and other foreign currencies would be approximately R$36 million related principally to loans and financing and primarily due to an increase in our real-denominated interest expense, which would be reflected on our income statement. In 2010, a hypothetical 20% depreciation of the real against the U.S. dollar would result in an additional annual cash outflow of approximately R$241.8 million, reflecting the increased cost in reais of servicing foreign currency-denominated indebtedness from loans, financings and debentures and increased purchasing power relating to Itaipu. This sensitivity analysis assumes a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness, the related interest expense and the expenses relating to the purchase of energy from Itaipu are denominated. This sensitivity analysis also assumes that the unfavorable fluctuation in the exchange rate affecting the purchase of energy from Itaipu would affect the annual cash payments but would not affect the expense recorded on the statement of operations, since the additional currency exchange expense would be recorded as a deferred regulatory asset.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2009:

R$ (Million)
U.S. Dollar
Financing	171
Plus Contracted derivative instruments	8
179
Other Currencies
Financing	19
Net liabilities exposed to exchange rate risk	198

Interest Rate Risk

At December 31, 2009, we had R$9,277 million in loans and financing outstanding, of which approximately R$8,770 million bore interest at floating rates. Of this R$8,770 million, R$8,734 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$36 million is subject principally to LIBOR.

At December 31, 2009, we had liabilities, net of other assets, that bore interest at floating rates in the amount of R$2,812 million. These assets consisted mainly of our account receivable from the State Government and deferred regulatory assets, partially offset by CCEE obligations, bearing interest at rates tied to IGP-DI and SELIC, respectively, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2009 would result in a potential loss of R$28.12 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ (Million)
Floating rate debt:
Real-denominated	8,734
Foreign currency-denominated	36
8,770
Fixed rate debt:
Foreign currency-denominated	154

Total	8,924

Total Portfolio
Floating Rate (R$million)
Assets:
Cash and cash equivalents	3,811

Account receivable from State Government	1,824
Deferred regulatory assets	323
Total	5,958

Liabilities:

Account payable to suppliers-payment to generator for energy purchased on the CCEE
Financings (Floating Rate)	(8,770)
Derivative instruments (1)	—
Total liabilities	(8,770)

Total	(2,812)

(1)   Swaps to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the CDI rate.

Item 12.    Description of Securities Other than Equity Securities

American Depositary Shares

Citibank, N.A. serves as the depositary (the “Depositary”) for both our Common ADSs and Preferred ADSs.  Holders of ADSs, any person or entity having a beneficial interest deriving from the ownership of the ADSs, and persons depositing shares or surrendering ADSs for cancellation and withdrawal of Deposited Securities (as defined in the Deposit Agreements) are required to pay to the Depositary certain fees and related charges as identified below.

The fees associated with our Common ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of Common ADSs upon deposit of common shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Person depositing common shares or person receiving Common ADSs.
(2) Delivery of Deposited Securities, property and cash against surrender of Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) surrendered.	Person surrendering Common ADSs for purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.
(3) Distribution of cash dividend or other cash distributions (i.e. sale of rights and other entitlements).	Up to $2.00 per 100 Common ADSs (or fraction thereof) held.	Person to whom distribution is made.
(4) Distribution of Common ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Person to whom distribution is made.
(5) Distribution of securities other than Common ADSs or rights to purchase additional Common ADSs (i.e. spin off shares).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Person to whom distribution is made.
(6) Transfer of ADRs.	$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

The fees associated with our Preferred ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of Preferred ADSs upon deposit of preferred shares (excluding issuances contemplated by paragraphs (3)(b) and (5) below).	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Person for whom deposits are made or person receiving Preferred ADSs.
(2) Delivery of Deposited Securities, property and cash against surrender of Preferred ADSs.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) surrendered.	Person surrendering Preferred ADSs or making withdrawal.
(3) Distribution of (a) cash dividend or (b) Preferred ADSs pursuant to stock dividends (or other free distribution of stock).

No fee, so long as prohibited by the exchange upon which the Preferred ADSs are listed. If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of Preferred ADSs pursuant to stock dividends (or other free

Person to whom distribution is made.

distribution of stock) and the fees specified in (4) below shall be payable in respect of distributions of cash.
(4) Distribution of cash proceeds (i.e., upon sale of rights and other entitlements).	Up to $2.00 per 100 Preferred ADSs (or fraction thereof) held.	Person to whom distribution is made.
(5) Distribution of Preferred ADSs pursuant to exercise of rights.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Person to whom distribution is made.

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse us, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses.  These reimbursements for the year ended December 31, 2009 totaled approximately US$ 3.1 million.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Certain of CEMIG’s loans and financing agreements contain covenants that require us to maintain financial ratios, calculated in accordance with Brazilian Corporate Law. As of December 31, 2009, we were not in compliance with some covenants, such as:

•                  the Debt / EBITDA ratio, contained in a credit instrument among Cemig Distribution and Santander (originally ABN Amro Bank). Such ratio is required to be less than or equal to 2.5, and as of December 31, 2009, the ratio was 2.8, for both Cemig Distribution and CEMIG (as guarantor).  Cemig Distribution and CEMIG have obtained a waiver from Santander.

•                  the Debt/(Shareholders’ equity + Debt) ratio,  contained in credit instruments among Cemig Generation and Transmission and Banco Itaú BBA and Banco BNP Paribás. Such ratio is required to be less than or equal to 53%, and as of December 31, 2009, the ratio was 61%. Cemig Generation and Transmission has obtained a waiver from the creditors that are parties to the agreements.

•                  the Short-term Debt/EBITDA ratio,  contained in credit instruments among Cemig Generation and Transmission and Banco ItaúBBA. Such ratio is required to be less than or equal to 90%, and as of December 31, 2009, the ratio was 143% for Cemig Generation and Transmission and 115% for CEMIG (as guarantor). Cemig Generation and Transmission and CEMIG have obtained a waiver from the Banco ItaúBBA.

•                  the Capital Expenditure/EBITDA ratio,  contained in credit instruments among Cemig Distribution and Banco ItaúBBA. Such ratio is required to be less than or equal to 60%, and as of December 31, 2009, the ratio was 91%. Cemig Distribution has obtained a waiver from Banco ItaúBBA.

All the obtained waivers affirm that the respective creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due until December 31, 2010.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

(a)                                  Evaluation of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer, or CEO, and Chief Financial and Investor Relations Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures, and concluded that on December 31, 2009, these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our filings and submissions under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2009, based on the criteria established in the Integrated Internal Control Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and concluded that, for the year ended December 31, 2009, our system of internal controls over financial reporting is effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2009, KPMG Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 and issued an attestation report, which is included below.

The Ethics Committee

Our Ethics Committee was established on August 12, 2004, and is made up of three permanent members and three alternate members. It is responsible for the management, dissemination and updating of the Code of Professional Conduct.

The Committee receives and investigates all reports of violation of the ethical principles and standards of conduct, provided they are presented in a written document signed by the interested party and addressed to: CEMIG, Av. Barbacena 1200, SA/17th Floor/B2. The Committee may also be contacted by e-mail comissaodeetica@cemig.com.br.

In December 2006 we implemented the Anonymous Reporting Channel, available on our intranet. The purpose of this program is to receive, forward and investigate complaints of irregular practices, such as financial fraud, misappropriation of assets, receipt of unfair advantages, and the engagement of illegal contracts. This channel represents the Company aim of improving transparency, correcting unethical or illegal behavior and enhancing corporate governance, as well as being an instrument that meets the requirements of the Sarbanes-Oxley Act.

(c)           Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Companhia Energética de Minas Gerais — CEMIG:

We have audited Companhia Energética de Minas Gerais — CEMIG (collectively, “the Company”)’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Companhia Energética de Minas Gerais — CEMIG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Companhia Energética de Minas Gerais — CEMIG and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 28, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Independentes

/s/ KPMG Auditores Independentes

Belo Horizonte, Brazil

June 28, 2010

(d)           Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by KPMG Auditores Independentes during the fiscal years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(thousands of reais)
Audit fees	1,688	1,005
Tax fees	199	82
Audit-related fees	—	280
Total fees	1,887	1,367

Audit fees—Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independents in 2009 and 2008, in connection with the audit of our annual financial statements prepared in accordance with the accounting practices adopted in Brazil and the United States and the review of our quarterly statutory financial statements.

Tax Fees—Tax fees are fees for professional services in relation to tax return reviews (tax compliance).

Audit-Related Fees—Audit-related fees are for diagnostic services in connection with the implementation of the IFRS.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. We have a Fiscal Council that carries out the functions of an audit committee of the United States to the extent permitted under Brazilian law. Brazilian law requires our Fiscal Council to be separate from our board of directors, and members of our Fiscal Council are not elected by our management.  Brazilian law provides standards for the independence of our Fiscal Council from our management. Our Fiscal Council, in accordance with its charter, makes recommendations to our board of directors regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company, as Brazilian law requires that our board of directors appoint, retain and oversee the work of our independent public accountants.

We do not believe that our reliance on this general exemption will materially affect the ability of our Fiscal Council to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

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

CEMIG exercised its prerogative under SEC Rule 10A-3 and the Sarbanes Oxley Act of 2002, which allow non U.S. issuers not to have an Audit Committee. Our Fiscal Council carries out the functions of an Audit Committee of the United States up to the limit permitted by Brazilian law.

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

CEMIG’s listing on BM&FBovespa is at Corporate Governance Level 1, and CEMIG is thus obliged to comply with the rules contained in those related regulations.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-71 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•                  Report of KPMG Auditores Independentes for the years 2009, 2008 and 2007

•                  Audited Consolidated Balance Sheets as of December 31, 2009 and 2008

•                  Audited Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007

•                  Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007

•                  Audited Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

•                  Notes to the Consolidated Financial Statements

Item 19. Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2010.

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

4.3

Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010.

4.5

Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6

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

4.8

Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9

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

4.13

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

4.15

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

4.17

Share Purchase Agreement, dated April 23, 2009, between Cemig Geração and Transmissão S.A., Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009.

4.19	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Fundo de Investimento em Participações PCP, dated December 30, 2009.

4.20	English Summary of Put Option Agreement between Companhia Energética de Minas Gerais — CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

By:	/s/ Djalma Bastos de Morais
Name:	Djalma Bastos de Morais
Title:	Chief Executive Officer

Date: June 30, 2010

Companhia Energética de Minas Gerais — CEMIG

Financial Statements as of December 31, 2009 and December 2008 and for the Years Ended December 31, 2009, 2008 and 2007 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Energética de Minas Gerais — CEMIG:

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais — CEMIG and subsidiaries (collectively, “the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais — CEMIG and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Companhia Energética de Minas Gerais — CEMIG’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Independentes

/s/ KPMG Auditores Independentes

Belo Horizonte, Brazil
June 28, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

(Expressed in millions of Brazilian reais)

ASSETS

	2009	2008
CURRENT ASSETS:
Cash and cash equivalents (note 6)	3,904	1,969
Accounts receivable, net (note 7)	1,949	1,705
Accounts receivable - use of basic transmission network	364	439
Deferred regulatory assets (note 4)	263	754
Deferred income tax assets (note 5)	82	48
Recoverable taxes (note 8)	768	672
Dividends	81	86
Escrow accounts	—	207
Transmission tariff review (notes 4 and 27)	83	—
Others	384	336
	7,878	6,216

INVESTMENTS IN AFFILIATES (note 9)	3,329	1,203

PROPERTY, PLANT AND, EQUIPMENT, NET (note 10)	13,863	13,733
INTANGIBLES (note 10)	251	278
	14,114	14,011

OTHER ASSETS:
Accounts receivable, net (note 7)	32	17
Deferred regulatory assets (note 4)	60	332
Transmission tariff review (notes 4 and 27)	36	—
Recoverable taxes (note 8)	210	253
Deferred income tax assets (note 5)	333	435
Account receivable from Minas Gerais State Government (note 3)	1,824	1,801
Escrow deposits (note 11)	663	351
Other	82	162
	3,240	3,351
Total assets	28,561	24,781

See accompanying notes to consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

(Expressed in millions of Brazilian reais, except share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2009	2008
CURRENT LIABILITIES:
Financing (note 14)	3,913	1,197
Accounts payable to suppliers (note 12)	668	719
Payroll and related charges	341	279
Taxes payable (note 13)	451	471
Regulatory liabilities — tariff review (notes 4 and 26)	—	214
Dividends and interest on capital (note 18)	954	960
Employee profit sharing (note 21)	97	117
Regulatory charges payable (note 15)	317	460
Deferred income tax liabilities (note 5)	27	—
Derivative financial instruments (note 24)	78	94
Employee post-retirement benefits (note 16)	82	75
Accrued liability for contingencies (note 17)	128	—
Other	329	303
	7,385	4,889

LONG-TERM LIABILITIES:
Financing (note 14)	5,364	5,314
Taxes payable (note 13)	338	106
Regulatory charges payable (note 15)	262	20
Deferred income tax liabilities (note 5)	216	148
Accrued liability for contingencies (note 17)	519	472
Special obligations (note 2r)	2,504	2,510
Employee post-retirement benefits (note 16)	1,308	1,765
Other	242	224
	10,753	10,559

SHAREHOLDERS’ EQUITY: (note 18)
Share capital -
Preferred — 349,222,649 thousand shares authorized and issued and 349,015,265 outstanding as of December 31, 2009.	1,635	1,286
Common — 271,154,243 thousand shares authorized, issued and outstanding as of December 31, 2009.	1,273	1,002
	2,908	2,288
Additional paid-in capital	3,170	3,170
Appropriated retained earnings	1,673	2,200
Unappropriated retained earnings	3,130	2,386
Accumulated other comprehensive loss	(458)	(711)
	10,423	9,333
Total liabilities and shareholders’ equity	28,561	24,781

See accompanying notes to consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in millions of Brazilian reais, except share and per share amounts)

	2009	2008	2007
NET OPERATING REVENUES:
Electricity sales to final customers (note 19a)	10,994	10,497	10,191
Electricity sales to the interconnected power system (note 19a)	1,682	1,069	1,134
Use of basic transmission network (note 19d)	1,999	1,865	1,705
Other operating revenues (note 19b)	277	241	236
Taxes on revenues (note 19c)	(3,852)	(3,844)	(3,836)

Total operating revenues, net	11,100	9,828	9,430

OPERATING COSTS AND EXPENSES:
Electricity purchased for resale (note 20)	(3,061)	(2,267)	(2,147)
Use of basic transmission network	(756)	(634)	(564)
Depreciation and amortization	(711)	(769)	(878)
Personnel (note 20)	(1,190)	(1,004)	(884)
Regulatory charges (note 20)	(1,142)	(1,024)	(967)
Third-party services (note 20)	(729)	(605)	(550)
Employee post-retirement benefits (note 16)	(176)	(277)	(140)
Materials and supplies	(105)	(170)	(148)
Reversion (Provision) for loss on deferred regulatory assets (note 4)	8	(19)	(146)
Employee profit sharing (note 21)	(233)	(362)	(455)
Other (note 20)	(486)	(410)	(472)

Total operating costs and expenses	(8,581)	(7,541)	(7,351)

Operating income	2,519	2,287	2,079

FINANCIAL (EXPENSE) INCOME, NET (note 22)	(109)	17	(48)

NON OPERATING INCOME
Equity in results of Investments	165	204	223
Gain on sale of Way TV	—	—	49
	165	204	272
Income before income taxes	2,575	2,508	2,303

INCOME TAXES (note 5)
Current tax expense	(830)	(973)	(941)
Deferred tax benefit	23	218	256
	(807)	(755)	(685)

NET INCOME	1,768	1,753	1,618

OTHER COMPREHENSIVE INCOME (LOSS):
Pension Plan adjustments (note 16)	383	453	(605)
Deferred tax (expense) benefit	(130)	(154)	205
	253	299	(400)
COMPREHENSIVE INCOME	2,021	2,052	1,218

Weighted average number of common shares outstanding during the year (thousand) for purposes of calculating basic earnings	271,154,243	271,154,243	265,778,129
Weighted average number of preferred shares outstanding during the year (thousand) for purposes of calculating basic earnings	349,015,265	348,963,420	342,039,463
	620,169,508	620,117,663	607,817,592

Weighted average number of common shares outstanding during the year (thousand) for purposes of calculating diluted earnings	273,850,193	274,634,801	278,078,200
Weighted average number of preferred shares outstanding during the year (thousand) for purposes of calculating diluted earnings	349,015,265	348,963,420	342,039,463
	622,865,458	623,598,221	620,117,663

Basic earnings per thousand common shares - In Brazilian reais	2.85	2.83	2.66
Basic earnings per thousand preferred shares - In Brazilian reais	2.85	2.83	2.66
Diluted earnings per thousand common shares - In Brazilian reais	2.84	2.81	2.61
Diluted earnings per thousand preferred shares - In Brazilian reais	2.84	2.81	2.61

See accompanying notes to consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in millions of Brazilian reais)

	2009	2008	2007
SHARE CAPITAL:
Preferred -
Balance, beginning of year	1,286	1,258	804
Transfer from appropriated retained earnings	349	28	454
Balance, end of year	1,635	1,286	1,258

Common -
Balance, beginning of year	1,002	981	624
Transfer from appropriated retained earnings	271	21	357
Balance, end of year	1,273	1,002	981
	2,908	2,288	2,239
ADDITIONAL PAID-IN CAPITAL	3,170	3,170	3,170

APPROPRIATED RETAINED EARNINGS:
Fiscal incentive investment reserve-	45	45	45

Rate shortfall reserve-
Balance, beginning of year	1,788	1,837	2,648
Transfer to capital stock	(620)	(49)	(811)

Balance, end of year	1,168	1,788	1,837

Legal reserve-
Balance, beginning of year	367	273	186
Transfer from unappropriated retained earnings	93	94	87

Balance, end of year	460	367	273
	1,673	2,200	2,155
UNAPPROPRIATED RETAINED EARNINGS:
Balance, beginning of year	2,386	1,670	1,503
Net income	1,768	1,753	1,618
Transfer to appropriated retaining earnings	(93)	(94)	(87)
Dividends and interest on capital	(931)	(943)	(1,364)

Balance, end of year	3,130	2,386	1,670

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year	(711)	(1,010)	(610)
Other comprehensive income (loss)	253	299	(400)

Balance, end of year	(458)	(711)	(1,010)

Shareholders’ equity at end of year	10,423	9,333	8,224

See accompanying notes to consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in millions of Brazilian reais)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,768	1,753	1,618
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	711	769	878
Monetary variation and exchange rate variation gain	(130)	(40)	(438)
Loss on disposal of property, plant and equipment	31	32	37
Employee post-retirement benefits	(67)	22	106
Provision for contingencies and doubtful accounts receivable	205	231	70
Provision for loss on deferred regulatory assets	(8)	19	146
Deferred tax benefit	(23)	(218)	(256)
Equity in results of investments	(165)	(204)	(223)
Revenue related to Transmission tariff review	(119)	—	—
Other	—	(51)	49

Decrease (increase) in operating assets-
Accounts receivable	(318)	(136)	7
Recoverable taxes	(53)	81	(237)
Accounts receivable — use of basic transmission network	75	19	(108)
Deferred Regulatory assets	771	330	965
Other	384	243	229

Increase (decrease) in operating liabilities-
Accounts payable to suppliers	(51)	(90)	(41)
Payroll and related charges	62	56	48
Taxes payable	(20)	(61)	4
Regulatory charges payable	89	79	(32)
Accrued interest on long-term financing and short-term loans	17	72	(77)
Other	160	55	91
Net cash provided by operating activities	3,319	2,961	2,836

CASH FLOWS FROM INVESTING ACTIVITIES
Escrow deposits	(312)	(89)	(17)
Acquisition of investments in affiliates	(2,014)	(220)	(26)
Acquisition of property, plant and equipment	(851)	(971)	(1,120)
Proceeds from sale of affiliates	—	—	49
Net cash used in investing activities	(3,177)	(1,280)	(1,114)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term financing	914	176	589
Repayment of long-term financing and short-term loans	(884)	(807)	(1,134)
Proceeds from short-term loans	2,700	—	833
Dividends and interest on capital paid	(937)	(865)	(1,334)
Net cash provided by (used in) financing activities	1,793	(1,496)	(1,046)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,935	185	676

CASH AND CASH EQUIVALENTS:
Beginning of the year	1,969	1,784	1,108
End of the year	3,904	1,969	1,784
	1,935	185	676

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	731	867	1,091
Interest paid, net of interest capitalized	577	644	672
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Accounts receivables from State Government offset by dividends	127	129	122

See accompanying notes to consolidated financial statements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Amounts expressed in millions of Brazilian reais, unless otherwise indicated)

1.                  THE COMPANY AND ITS OPERATIONS

(a) The Company

Companhia Energética de Minas Gerais, “CEMIG” or the “Company”, a listed company, has operated solely and exclusively as a holding company since January 1, 2005. CEMIG has shareholder participations in individually and jointly controlled subsidiaries with share securities traded at Corporate Governance Level 1 of the São Paulo stock exchange (“Bovespa”), on the stock exchanges of the United States of America and Spain. The main objectives of its subsidiaries are the construction and operation of systems used in production, transformation, transmission, distribution and sales of electric energy, as well as the development of activities in the different fields of energy, for the purpose of commercial operation.

The majority of CEMIG’s subsidiaries are concessionaires of electric utility services, that are subject to regulations set by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or “ANEEL”), an agency of the Brazilian Federal Government (the “Federal Government”).

The Company’s consolidated operating subsidiaries as of December 31, 2009 are as follows:

•                  Cemig Geração e Transmissão S.A. (“Cemig Geração e Transmissão”) (100.00% interest) — Electric power generation and transmission, through 48 plants — (43 hydroelectric, 4 wind and 1 thermoelectric plants) — and transmission lines mostly belonging to the basic grid of the Brazilian generation and transmission system. Cemig Geração e Transmissão S.A. has interests in the following companies, of which only Cemig Baguari Energia S.A. was consolidated.

•                  Hidrelétrica Cachoeirão S.A. (“Cachoeirão”) (jointly controlled - 49.00% interest) — Generation and sale of electric energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The power plant  became operational on December 30, 2008.

•                  Central Eólica Praias de Parajuru S.A. (“Parajuru”) (jointly controlled — 49.00% interest) - Production and sale of electricity at a wind farm in Beberibe’s city in the state of Ceará. The plant became operational in August 2009.

•                  Baguari Energia S.A. (jointly controlled - 69.39% interest) - Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00% and Neoenergia 51.00%), located on the river Doce in Governador Valadares, Minas Gerais State. The first unit became operational in September 2009, the second in November 2009, the third in March 2010 and the fourth in May 2010.

•                  Transmissora Aliança de Energia Elétrica S.A. (“TAESA”) previously denominated as Terna Participações S.A. (jointly controlled — 32.27% interest) - Construction, operation and maintenance of electricity transmission lines in 11 states of Brazil through the following subsidiaries’ companies in which it has a controlling or other interest: TSN — Transmissora Sudeste Nordeste S.A.; Novatrans Energia S.A.; ETEO — Empresa de Transmissão de Energia do Oeste S.A.; ETAU — Empresa de Transmissão do Alto Uruguai S.A.; Brasnorte Transmissora de Energia S.A.; and Terna Serviços Ltda.

•                  Transmissora Alterosa de Energia S.A. (“Alterosa”) (jointly controlled — 49.00% interest) - Holding company created as a consequence of the split of Transmissora Atlântico de Energia Elétrica S.A. to hold interests in companies in the electricity transmission sector. See more details in note 9.

•                  Central Eólica Praias de Morgado S.A. (“Morgado”) (jointly controlled — 49.00% interest): The Morgado, also in the municipality of Aracaju in the state of Ceará, Northern Brazil. The plant became operational in May 2010 (in development stage as at December 31, 2009).

Cemig Geração e Transmissão has interests in the following development-stage companies:

•                  Guanhães Energia S.A. (“Guanhães”) (jointly controlled — 49.00% interest) - Generation and sale of electric energy through the construction and commercial operation of the following Small Hydro Plants: Dores de Guanhães; Senhora do Porto; and Jacaré, located in the municipality  of Dores de Guanhães; and Fortuna II, located in the municipality of Virginópolis, in Minas Gerais State. The plants are in the construction phase, with operations scheduled to begin in the first half of 2012;

•                  Cemig Baguari Energia S.A. (“Baguari”) (subsidiary — 100.00% interest) - Generation and sale of electric energy as an independent power producer in future projects;

•                  Madeira Energia S.A. — (jointly controlled — 10.00% interest) - Implementation, construction, operation and commercial operation of the Santo Antônio hydroelectric plant in the Madeira River Basin, in the State of Rondônia, with commercial start up scheduled for 2012;

•                  Hidrelétrica Pipoca S.A. (“Pipoca PCH”) (jointly controlled - 49.00% interest) - Independent production of electricity, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), located on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Operational start up is scheduled for July 2010;

•                  Empresa Brasileira de Transmissão de Energia S. A. (“EBTE”) (jointly controlled - 49.00% interest) - holder of concession for public electricity transmission service, through the transmission lines of the State of Mato Grosso. Operational start up is scheduled for September 2010;

•                  Central Eólica Volta do Rio S.A. (“Volta do Rio”) (jointly controlled — 49.00% interest) - The Volta do Rio Wind Farm, in the municipality of Aracaju in the state of Ceará, Northern Brazil. Operational start up planned for the end of June, 2010.

•                  Cemig Distribuição S.A. (“Cemig Distribuição”) (100.00% interest) — Electric power distribution through distribution grids and lines covering approximately 97.00% of the State of Minas Gerais;

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

•                  Cemig Telecomunicações S.A. (“Cemig Telecom”) (previously denominated as Empresa de Infovias S.A.) (100.00% interest) - Rendering telecommunication services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment;

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

•                  Central Termelétrica de Cogeração S.A. (“Cogeração”) (100.00% interest) — Generation and sale of electric energy, as an independent power producer in future projects;

•                  Rosal Energia S.A. (“Rosal”) (100.00% interest) — Generation and sale of electric energy as an electric energy public service concessionaire through Rosal hydroelectric plant, located on the border between Rio de Janeiro and Espírito Santo States;

•                  Central Hidrelétrica Pai Joaquim S.A. (“Pai Joaquim”) (100.00% interest) — Generation and sale of electric energy, as an independent power producer in future projects;

•                  Cemig PCH S.A. (“CEMIG PCH”) (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Pai Joaquim hydroelectric power plant, located in the state of Minas Gerais;

•                  Cemig Capim Branco Energia S.A. (“CEMIG Capim Branco”) (100.00% interest) - Generation and sale of electric energy, as an independent power producer, at the Armador Aguiar I and II hydroelectric power plants, located in the state of Minas Gerais, built through a consortium with private-sector partners;

•                  Usina Termelétrica Barreiro S.A. (“UTE Barreiro S.A.”) (“Barreiro”) (100.00% interest) - Generation and sale of electric energy, as an independent thermoelectric power producer, at the Central Termelétrica Barreiro (“UTE Barreiro”) located at the facilities of V&M do Brasil S.A., in Minas Gerais State;

•                  Cemig Trading S.A. (“Trading”) (100.00% interest) — A development stage enterprise engaged in the purchase and sale of energy;

•                  Cemig Serviços S.A. (100.00% interest) — Formed in April 2008 to provide services related to generation, transmission and distribution of electric power.

As of December 31, 2009, the Company also has the following interests (equity method investments):

•                  Light S.A. (“Light”) (jointly controlled — 13.03% interest) — holding company that holds direct or indirect interests in other companies and, directly or indirectly, to operate electricity generation, transmission, trading or distribution services, and other related services. It is the controlling shareholder of:

•                  Light Serviços de Eletricidade S.A. (“Light SESA”) - Listed Company in Brazil primarily operating in electricity distribution, in 31 municipalities of the state of Rio de Janeiro.

•                  Light Energia S.A. (“Light Energia”) - Operating in the study, planning, construction and commercial operation of systems for electricity generation, transmission and trading and related services.

•                  Light Esco Prestação de Serviços Ltda. (“Light Esco”) - Operating in provision of services of co-generation, projects, management and solutions such as improvement of electricity efficiency, planning of electricity support and supply structures and sale of electricity in the Free Market.

•                  Itaocara Energia Ltda.(“Itaocara Energia”) - Company at development stage, where the mainly objective is the production and commercial operation of electricity.

•                  Lightger Ltda. (“Light Ger”) and Lighthidro Ltda (“Light Hidro”) - Companies at development stage, where the mainly objective is the participation in auctions of concessions, authorizations and permissions for new power plants. On December 24, 2008, Light Ger obtained the installation license authorizing the start of works to build the Paracambi Small Hydro Plant.

•                  Instituto Light para o Desenvolvimento Urbano e Social (“Instituto Light”) - Formed to participate in social and cultural projects; has interest in economic and social development of cities, reaffirming the company’s vocation for work of social benefit as a corporate citizen.

The Company has commenced efforts to acquire an additional shareholding interest in Light in 2010 — see more details in note 9.

•                  Companhia de Gás de Minas Gerais (“GASMIG”) (jointly controlled - 55.19% interest) - Acquisition, transportation and distribution of natural gas and related products through concession from the government of the State of Minas Gerais for distribution of gas in the State;

•                  Companhia Transleste de Transmissão (“Transleste”) (jointly controlled - 25.00% interest) — Operation transmission line (“TL”) connecting the substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant;

•                  Companhia Transudeste de Transmissão (“Transudeste”) (jointly controlled - 24.00% interest) —Construction and operation of TL Itutinga — Juiz de Fora;

•                  Companhia Transirapé de Transmissão (“Transirapé”) (jointly controlled - 24.50% interest) —Construction and operation of TL Irapé — Araçuaí;

•                  Empresa Paraense de Transmissão de Energia S.A.(“ETEP”) (jointly controlled — 40.19% interest) —Electric energy public service concessionaire located in the state of Pará. See more information of an increased stake in this company in note 9;

•                  Empresa Norte de Transmissão de Energia S.A.(“ENTE”) (jointly controlled — 36.69% interest) —Electric energy public service concessionaire with two transmission lines (“TL”), one located in the state of Pará and the other in the state of Maranhão. See more information of an increased stake in this company in note 9;

•                  Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled — 36.69% interest) - Electric energy public service concessionaire of transmission line (“TL”) located in the state of Pará. See more information of an increased stake in this company in note 9;

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled — 36.35% interest) - Electric energy public service concessionaire of transmission line (“TL”) between its substation of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. In addition, EATE has interests in the following transmission concessionaire: Empresa Brasileira de Transmissão de Energia - “EBTE” with 51% of interest; Sistema de Transmissão Catarinense - “STC”, with 80% of interest and Lumitrans Co. Transmissora de Energia Elétrica - “Lumitrans” with 80% of interest. See more information of an increased stake in this company in note 9;

•                  Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled — 13.37% interest) - Electric energy public service concessionaire of transmission line (“TL”) located in the state of Santa Catarina. See more information of an increased stake in this company in note 9;

•                  Axxiom Soluções Tecnológicas S.A. (“AXXIOM”) (jointly controlled — 49.00% interest) - Formed in August 2007 to provide services of implementation and management of systems for electricity sector companies.

CEMIG also has interests in the following development-stage companies as of December 31, 2009:

•                  Companhia de Transmissão Centroeste de Minas  (“Centroeste”) (jointly controlled - 51.00% interest) —Construction and operation of Furnas — Pimenta transmission line;

•                  Transchile Charrúa Transmisión S.A. — (“Transchile”) (jointly controlled — 49.00% interest) — Installation, operation and maintenance of the Charrúa — Nueva Temuco transmission line and two transmission line sections in the Charrúa and Nueva Temuco sub-stations, in the central region of Chile. According to the construction schedule the line will start operating in the first half of 2010;

The joint control investments were made by CEMIG through shareholders’ agreements with the other shareholders of the investee.

(b) The electricity sector in Brazil:

The electricity sector in Brazil is regulated by the Federal Government, acting through its Ministry of Mines and Energy (“MME”), which has exclusive authority over the electricity sector. Regulatory policy for the sector is implemented by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or “ANEEL”).

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)          Basis of presentation - The consolidated financial statements is presented in million of Brazilian reais and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from the Company’s statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are prepared and filed in accordance with the specific rules of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”) and the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency or “ANEEL”).

In accordance with CEMIG’s management analysis of ASC Subtopic 830-10, CEMIG and all of its subsidiaries has adopted the Brazilian Real as the functional currency.

Pursuant to local securities and exchange commission (“CVM”) current regulations, the Company is required to report its consolidated financial statements under International Financial Reporting Standards (“IFRS”) beginning with the year ending December 31, 2010. For this reason, the Company is currently expecting to discontinue U.S. GAAP reporting for the year ending December 31, 2010. The Company is in the process of evaluating all the potential effects related to these standards and interpretation, which may cause relevant impact in the consolidated financial statements for the year ended December 31, 2009 to be presented comparatively to the consolidated financial statements for the year to be ended on December 31, 2010, as well as to the following fiscal years.

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

(c)            Principles of consolidation - The accompanying consolidated financial statements include the accounts of CEMIG and its subsidiaries, except jointly controlled companies which are reported under the equity method. In accordance with FASB ASC Section 810-10-25 - Variable Interest Entities - (FASB Statement No. 46(R), Consolidation of Variable Interest Entities), the Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in the consolidation.

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

(h)         Property, plant and equipment and intangibles — These assets are recorded at acquisition or construction cost. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with FASB ASC Subtopic 835-20 - Capitalization of Interest Cost (FASB Statement No. 34 “Capitalization of Interest Cost”). Expenditures for maintenance and repairs are charged to operating costs as incurred. Materials to be used in construction are included in electric generation, distribution and transmission assets under construction in progress. The net results of disposals of fixed assets are recorded as part of operating income.

Property, plant and equipment are depreciated using the straight-line method, at annual rates based on the estimated useful life of assets, in accordance with ANEEL regulations and industry practice adopted in Brazil, and residual value at the end of the concession period that will be at least the book value of the property, plant and equipment. Under Brazilian GAAP, the residual value at the end of the concession, net of special obligation (see note 2, item r), is equal to the amount to be reimbursed by the Brazilian government at that time.

Intangibles are amortized using the straight-line method until the end of the concession period.

The Company’s investments in consortia (groups of organizations participating in joint ventures formed to promote common objectives or engage in projects to benefit all the members without the creation of a legal entity), are recorded at acquisition or construction cost less allowance for loss, when applicable. Interest and other financing charges, excluding foreign exchange losses, incurred during the construction period on third-party financing are capitalized, in accordance with FASB ASC Subtopic 835-20 (FASB Statement No. 34) . The consortium depreciation is computed on the straight-line method, at annual rates determined by ANEEL, which represent the estimated useful lives of the consortia’s underlying assets. The consortium expenditures for maintenance and repairs are charged proportionally to operating costs by the Company as incurred.

(i)             Impairment of long-lived assets - CEMIG follows FASB ASC Topic 360-10 (FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”). Whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, CEMIG performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analysis. The Company has not recognized any impairment as a result of the application of this accounting policy for all periods presented.

(j)                   Research and Development and Advertising - Research and development and advertising costs are expensed as incurred. Research and development costs amounted to R$27, R$25 and R$23 in 2009, 2008 and 2007, respectively. Advertising costs amounted to R$26, R$31 and R$26 in 2009, 2008 and 2007, respectively.

(k)                Revenues, costs and expenses - Revenues, costs and expenses are recognized on an accrual basis. Revenue is recognized when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, rates have been fixed or are determinable, and collectability is reasonably assured regardless of when cash is received.

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

Use of basic transmission network revenues is recorded when earned and billed monthly, according to the revenue established through the concession contracts. In certain contracts, revenues to be earned in the last 15 years are 50.00% lower than those in the first 15 years of the concession. The Company recognizes revenue on these contracts on a straight-line basis, in accordance with the nature of the services provided.

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

(l)             Income taxes - CEMIG accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes (FASB Statement No. 109, Accounting for Income Taxes), which requires an asset and liability approach to recording current and deferred. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CEMIG adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (included in FASB ASC Topic 740, Income Taxes), on January 1, 2007, that prescribes a recognition threshold and measurement attribute for the financial statement of a tax position taken or expected to be taken. This Interpretation resulted in increased relevance and comparability in financial reporting of income taxes because all tax positions accounted for in accordance with ASC Topic 740, will be evaluated for recognition, derecognition, and measurement using consistent criteria. This adoption did not result in any material adjustment in the financial statements of the Company.

(m)           Commitments and Contingencies - Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n)             Employees’ benefit plans - The Company sponsors a defined-benefit pension plan and a defined-contribution plan covering substantially all of its employees. The Company has also established post-retirement health care plans and dental plans and pays life insurance premiums for its retirees. The Company accounts and discloses information about pension plans and other postretirement benefit plans as required by according  to FASB ASC Topic 715 — Compensation — Retirement Benefits - Defined (FASB Statement No. 87, “Employers’ Accounting for Pensions”, FASB Statement No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” and FASB Statement No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”).

Under Brazilian law, employees are entitled to a minimum of one-month vacation upon conclusion of each year of service. CEMIG fully accrues this liability based on the vested entitlement of the employees at each period end, plus related social security costs.

(o)         Environmental and remediation costs - CEMIG, in accordance with FASB ASC Subtopic 410-30 Environmental Obligations (FASB Statement No. 143 — “Accounting for Asset Retirement Obligations”) and its environmental policy, has established various damage control and prevention programs in order to help limit its risks with respect to major environmental-related liabilities. The cost of these programs is expensed as incurred. CEMIG’s policy is to provide remediation costs when the responsibility to remediate is probable and the amount of associated costs is reasonable determinable. No provision with respect to these matters has been required to date.

(p)         Comprehensive income (loss) - CEMIG reports comprehensive income (loss) in accordance with FASB ASC Topic 220 — Comprehensive Income (FASB Statement No. 130, “Reporting Comprehensive Income”) and has elected to present it in the statement of operations. The components of accumulated other comprehensive loss are as follows:

	2009	2008

Under-funded status of postretirement benefit plans	(694)	(1,077)
Income tax	236	366
Total accumulated other comprehensive loss	(458)	(711)

(q)         Regulation and deferred regulatory assets and liabilities - As a result of various actions taken by the Federal Government and ANEEL in 2001, the Company´s distribution business is subject to the provisions of FASB ASC Topic 980 — Regulated Operations (FASB Statement No.  71 - Accounting for the Effects of Certain Types of Regulation”). The rate-setting structure in Brazil is designed to provide for recovery of the Company’s allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001, as described further below. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets that it expects to pass through to its customers in accordance with and subject to regulatory provisions.

During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other electricity distribution companies in Brazil. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the General Agreement of the Electricity Sector or the “General Agreement”) with the Federal Government that provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program in 2001 and 2002. The increased rates were in force in the Company for a period of 74 months from February 2002. The amount was fully recovered in accordance with Emerging Issues Task Force (“EITF”) Nº. 92-7 “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs” (included in FASB ASC Subtopic 980-605 Regulated Operations — Revenue Recognition).

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

On October 31, 2006, ANEEL issued a new regulation which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other items, that beginning on the date of the next respective tariff revision (April 2008 for CEMIG Distribuição), the special obligations would be amortized as a reduction of net allowable costs over future periods, therefore reducing tariffs.

(s)          Earnings per share - The Company presents its earnings per share in accordance with FASB ASC Topic 220 - Earnings Per Share (SFAS No. 128 “Earnings Per Share”) using the two class method. Basic earnings per share is computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common and preferred shares that were outstanding during the year.

(t)           Segment information — FASB ASC Topic 280 — Segment Reporting (SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information”) requires that a business enterprise supplementally disclose certain financial information about its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company has adopted ASC Topic 280 for all years presented, as further disclosed in Note 33.

(u)         Derivatives and hedging activities - As required by FASB ASC Topic 815 - Derivatives and Hedging (SFAS Nº 133 - Accounting for Derivative Instruments and Hedging Activities) derivative financial instruments are being recorded based on their fair values as assets or liabilities in the accompanying balance sheet, and corresponding changes in fair value are being recognized in earnings. Hedge accounting has not been applied to any of the Company’s derivative financial instruments. The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

(v)         Fair Value Measurements - On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, (included in ASC Topic 820, Fair Value Measurements and Disclosures), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 25). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (included in FASB ASC Section 820-10-65 — Transition and Open Effective Date Information) postponed the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

On January 1, 2009, the Company was required to apply the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of FAS 157-2 did not result in any adjustment to the financial statements of the Company.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2009 and 2008.

(w)       Fair Value Option - Effective January 1, 2008, the Company adopted the provisions of FASB ASC Topic 825 — Financial Instruments (FASB Statement No.159 - “The Fair Value Option for Financial Assets and Financial Liabilities”). ASC Topic 825 gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. Fair value option has not been elected - for any of the Company’s financial assets and liabilities.

(x)           Recently Issued Accounting Pronouncements

•            Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor imposed constraints on transferees whose sole purpose is to engage in securitization or asset backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

•            Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity (VIE) Subsections of ASC Subtopic 810-10, Consolidation — Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

•            Codification

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009. Update 2009-01 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative

GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter is superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Codification is nonauthoritative. Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification. CEMIG adopted this Update effective July 1, 2009.

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

a) Fourth Amendment to the CRC Agreement

The Extraordinary Shareholders Meeting which commenced on December 30, 2005, and ended on January 12, 2006, approved the Fourth Amendment to the CRC Agreement which extended the guarantee relating to dividends payable to the State Government to the full balance receivable and changed the remuneration to IGP-DI plus annual interest of 8.18% per year. The balance is payable in 61 semi-annual installments which are due on June 30 and December 31 of each year, retroactively as from December 2004. The payments are being made by withholding 65.00% of the regular dividends and interest on capital due to the State Government. The dividends withheld are being used in the following order: (i) the settlement of past due installments, (ii) the settlement of the semi-annual installments, (iii) the pre-payment of up to 2 installments; and (iv) the payment of the remaining principal.

On December 31, 2009, the amount of R$80 (R$73 on December 31, 2008) had been received in advance of the contract coming due on June 30 and December 31, 2010.

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

The changes to amounts receivable in connection with the CRC Account Securitization Fund in 2009 and 2008 were as follows:

	December 31,
	2009	2008

Opening balance	1,801	1,763
Monetary updating on the senior quotas	104	128
Monetary updating on the subordinated quotas	45	26
Funds received — subordinated quotas	17	13
Amortization of the senior quotas	(143)	(128)
Amortization of the subordinated quotas	—	(1)
Balance at December 31,	1,824	1,801

Composition of the CRC Account Securitization Fund at December 31
- Senior quotas held by third parties	951	990
- Subordinated quotas held by CEMIG	791	738
- Dividends held by the Fund	82	73
TOTAL	1,824	1,801

The dividends to be distributed to shareholders arising from net income recorded for the period ended of December 31, 2009, declared by the Executive Board and the Board of Directors, in accordance with the Company´s Bylaws, are recorded as Current liabilities. Of the dividends to be distributed, R$207 is payable to the government of the State of Minas Gerais, and R$135 will be retained for settlement of part of the CRC Agreement.

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

During the Extraordinary Shareholders’ General Meeting held on May 28, 2009, the shareholders agreed to revise the restrictive clause “capital expenditure” to increase the rate from 40% to 125.00% of EBTIDA due to   the capital expenditures occurred in 2009 in connection with implementation of the investment program of the Company. The Company complied with all the restrictive covenants for the year ended on December 31, 2009.

4. DEFERRED REGULATORY ASSETS AND LIABILITIES

The components of the deferred regulatory assets and liabilities are as follows:

	December 31,
	2009	2008

Energy transactions on Câmara de Comercialização de Energia Elétrica — CCEE (“CCEE/MAE”) during the rationing plan (a)	46	38
Provision for loss on Transactions on the CCEE/MAE	—	(26)

	46	12
Additional Parcel A costs:
- Period from January 1, 2001 to October 25, 2001 (b.1)	227	515
- Period from October 26, 2001 and thereafter (b.2)	50	380

Deferred rate adjustment (c)	—	133
PIS-PASEP/COFINS (d)	—	46

Tariff review of Cemig Distribuição (note 26)	—	(214)
Transmission tariff review of CEMIG Geração e Transmissão (note 27)	119	—

	442	872

Current assets	346	754
Other assets	96	332
Current liabilities	—	(214)

The regulatory assets related to the Energy Rationing Plan, Energy transactions on CCEE/MAE and additional Parcel A costs bear interest at the SELIC (Brazilian benchmark interest rate) rate. The deferred rate adjustment and PIS-PASEP/COFINS regulatory assets were restated based on IGP-M (General Market Price Index). These assets are being recovered based on the rate adjustment on April 8, 2009. CEMIG estimates the remaining recovery period for these assets at December 31, 2009 to be substantially less than 24 months.

The Company has not recorded VAT related to the above items. The VAT, amounting to R$12 as of December 31, 2009 (R$36 as of December 31, 2008), will be assessed when these amounts are invoiced to the customers as a gross-up to the revenue invoiced. The VAT collected will then be passed on to the state tax authorities, resulting in no effect on net operating revenues. VAT is not assessed on Parcel A costs and PIS-PASEP/COFINS.

(a) Energy transactions on CCEE/MAE during the rationing plan

The receivable refers to the difference between the prices paid by CEMIG in the CCEE/MAE energy transactions, during the energy rationing period and the amount of R$49.26/MWh that is recovered through the extraordinary rate adjustment (“RTE”), as defined in the General Agreement of the Electricity Sector. Distribution concessionaires collect and transfer, on a monthly basis, the special rate adjustment amounts to generators and distributors, including CEMIG. The Company has maintained a receivable balance since March 2003.

The conclusion of certain lawsuits filed by other generators that are still in progress may result in future changes in the amounts recorded. The Company is currently unable to determine the likely outcome of this uncertainty.

Revision of amounts by ANEEL

On December 15, 2009, ANEEL issued Regulatory Resolution nº 387/2009 which establishes a new method for calculating the outstanding balances of Loss of Revenue and Free Energy after expiry of the RTE charge, with the aim to fairly distribute the amounts of RTE charged from the final consumer, so as to spread the losses incurred evenly between generators and distributors of electric energy.

On the basis of this new calculation, CEMIG Geração e Transmissão will receive from the distributors of electric energy relating to free energy the amount of R$37.

The rights of CEMIG Geração e Transmissão are updated by the variation in the SELIC rate plus 1.00% interest per year.

Write-off

In 2009, the Company wrote-off the amount of R$37 relating to receivables which have no chance of being passed by some distributors due to the termination of the validity of recovery from RTE in their concession areas.

(b) Recovery of additional Parcel A costs:

(b.1) Additional Parcel A Costs from January 1, 2001 to October 25, 2001

The base amount of Parcel A costs to be reimbursed is equal to the difference between the Parcel A costs actually incurred and the estimated Parcel A costs used for purposes of computing the last annual rate adjustment prior to the Energy Rationing Plan. This amount bears interest at the SELIC rate from the day that the actual cost was paid until the date of recovery.

The recovery of the Parcel A costs began in March 2008, immediately after the ending of the period of recovery of RTE, using the same mechanisms.

When the amounts of Parcel A costs are received in the tariff, the Company transfers the corresponding amount, posted in assets, to the income statement. The table bellow shows the amounts transferred:

	December 31,
Amounts transferred to expenses	2009	2008
Electricity purchased for resale	196	161
Fuel usage quota	87	71
Global reserve for reversion quota	9	7
Tariff for transport of electricity from Itaipu	3	3
Tariff for use of the transmission facilities of the basic grid	22	18
Charges for use of water resources	8	6
Energy Service Inspection fee	1	1

	326	267

(b.2) Additional Parcel A Costs from October 26, 2001 and thereafter

On October 25, 2001, the Federal Government, through Executive Act Nº 296, created a tracking account mechanism to control the variation of Parcel A costs for rate adjustment calculation purposes. This account is comprised of the amounts resulting from the difference between the Parcel A costs actually incurred, from October 26, 2001 and thereafter, and the estimated Parcel A costs used for purposes of computing the annual rate adjustment on April 8.

The amounts determined for the Parcel A costs for the period from October 26, 2001 and thereafter are recorded as deferred regulatory assets, as follows:

	December 31,
Parcel A Items	2009	2008

System service charges	32	158
Electricity purchase rate	(222)	110
Itaipu Binacional electricity transport rate	9	5
Fuel usage quota — CCC	91	61
Rate for use of basic transmission network	97	28
Energy development account quota — CDE	24	10
Charges for use of water resources	4	3
Incentive program for Alternative Electric Power Sources — PROINFA	15	5

	50	380

The Company wrote-off the amount of R$71 related to Parcel A costs from the previous years that it will not be collected.

The above-mentioned amounts are restated based on the SELIC through annual rate adjustments.

(c) Deferred rate adjustment

ANEEL Resolution No. 71, dated April 4, 2004, determined that the rate adjustment that should have been applied to the Company’s rates on April 8, 2003 was 44.41%, instead of 31.53% which was originally applied. The percentage difference of 12.88% (in absolute terms) was offset through an increase of R$301, in April 2003 values, in each one of the tariff adjustments scheduled to take place in 2004 through 2008, including monetary restatement calculated based on IGP-M variation plus 11.26% interest. The outstanding amount of R$133 at December 31, 2008 was collected in 2009.

(d) PIS-PASEP/COFINS

The Federal Laws No. 10,637 and 10,833, increased the rates and changed the basis of calculation of PIS/PASEP and COFINS taxes on revenues. As a result of those changes, there was an increase in expense relating to PIS/PASEP and COFINS, from December 2002 to June 2005 and from February of 2004 to June 2005, respectively.

In view of the fact that this increase in the expense should be repaid to the Company through tariffs, the credits were registered, in accordance with a criteria defined by ANEEL, as a regulatory asset, and there was a counterpart reduction in the expense on PIS/PASEP and COFINS taxes.

In 2009, the Company decided to write off the credits of PIS and COFINS in the amount of R$46 due to the non-inclusion by ANEEL of this asset in the Tariff Adjustment made in March 2010 and the uncertainty on realization of this asset in the subsequent tariff adjustments.

5. INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution tax on income (which is an additional federal income tax). The statutory annual rates applicable are 25% for federal income tax and 9% for social contribution tax.

The income taxes are calculated on an individual basis for each subsidiary and cannot be consolidated according to the Brazilian tax law.

(a) Income tax reconciliation:

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,
	2009	2008	2007

Income before taxes	2,575	2,508	2,303

Income tax expense (34%)	(876)	(853)	(783)
Effects of:
Income tax benefit (expense)-
Equity in Investees	56	70	77
Change in valuation allowance	—	—	14
Interest on Capital (1)	(16)	—	—
Others	29	28	7

Income tax expense	(807)	(755)	(685)

Current tax expense	(830)	(973)	(941)
Deferred tax benefit	23	218	256

Income tax expense	(807)	(755)	(685)

The effective tax rates are 31% in 2009 and 30% in 2008 and 2007.

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

The amount of interest on capital is deductible for income taxes purposes. Accordingly, as opposed to a payment of dividends, the benefit to CEMIG is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. The interest on capital is recorded in tax and accounting books as financial income, when declared by subsidiaries, and as financial expense when declared to be paid to shareholders. However, for financial statement presentation purposes, the Company considers the substance of the transaction. As such, interest on capital is considered as dividends received or paid, with no effect in the statements on income. In the financial statements, those dividends are reclassified, which means that interest on capital received is credited to investments and interest on capital paid is debited to retained earnings, while the income tax effects remain in statement of operations.

(b) Analysis of deferred tax balances:

As of December 31, 2009 and 2008, the deferred tax balances have been computed using a 34% rate, which is the enacted tax rate expected to be in force upon realization. The major components of the deferred income taxes accounts in the consolidated balance sheets are as follows:

	December 31,
	2009	2008

Deferred Tax Assets:
Tax loss carryforwards	441	508
Employee post-retirement benefits	166	306
Provision for contingencies	183	126
Provision for doubtful accounts	100	88
Other temporary differences	—	32

Total gross deferred tax assets	890	1,060

Offset balance between assets and liabilities	(67)	(140)

Valuation allowance on realization of deferred tax balances	(408)	(437)

Net deferred tax assets	415	483

Deferred Tax Liabilities:
Temporary difference on regulatory assets	(40)	(2)
Effects of differences between book and tax basis of property, plant and equipment.	(267)	(276)
Other temporary differences	(3)	(10)

Total gross deferred tax liabilities	(310)	(288)

Offset balance between liabilities and assets	67	140

Net deferred tax liabilities	(243)	(148)

Net deferred tax asset	172	335

Current Assets	82	48
Other Assets	333	435
Current Liabilities	(27)	—
Long-term Liabilities	(216)	(148)

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2009. The amount of the deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

Tax loss carryforwards of R$1,297 as of December 31, 2009 may be offset against a maximum of 30% of annual taxable income and do not expire under Brazilian tax law.

Considering, as mentioned before, that the Brazilian Tax Law permits companies to benefit from the payment of interest on capital and deduct such payments from their taxable income, the Company adopted the tax position of paying interest on capital to their shareholders. According to the Company’s tax planning strategy, after utilizing a balance of withholding taxes currently recorded as “Recoverable Taxes” in the next few years, the Company will distribute interest on capital in an amount that will reduce the taxable income to close to or equal to zero.  As a consequence, this alternative should eliminate the payment of the income and social contribution taxes by Cemig Holding and the tax loss carryforwards would not be recovered.

As previously mentioned, the Company considers the payment of interest on capital as part of its tax-planning strategies and also considers that the payment of interest on capital in the future is a better alternative than the recovery of its tax loss carryforwards. Therefore, the Company recorded a valuation allowance in its Financial Statements in the amount of R$408 as of December 31, 2009 related to tax loss carryforwards not expected to be recovered.

The Company adopted the provisions of ASC Topic 740 on January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Upon the implementation of ASC Topic 740, the Company did not record any further adjustments related to uncertainty in income taxes, beyond those already recorded. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
Balance at January 1,	44	32	28
Increase related to current year tax positions	4	4	4
Increase related to prior year tax positions	—	8	—

Balance at December 31,	48	44	32

Included in the balance of total unrecognized tax benefits at December 31, 2009 and 2008, are potential benefits of R$48 and R$44 respectively, if recognized, would affect the effective rate on income from continuing operations. The Company recorded R$6 and R$12 of interest and penalties related to unrecognized tax benefits during 2009 and 2008 in the statements of operations. Total amount of interest and penalties accrued as of December 31, 2009 and 2008 was R$40 and R$34, respectively.

The Company and its subsidiaries file federal income tax returns only in Brazil (except Transchile Charrua Transmission S.A. which domiciled in Chile and is in a start-up phase). The Company is no longer subject to Brazilian federal income tax examinations for years before 2004. All income before taxes and related income taxes are from Brazilian sources. The main lawsuits challenged by the Brazilian Revenue Service are described in note 17. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company’s policy is to record penalties and interests related to unrecognized tax benefits as financial expenses in the consolidated statements of income.

6. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

	December 31,
	2009	2008

Cash on hand and in banks	93	171
Cash equivalents, mainly certificates of deposit	3,811	1,798

	3,904	1,969

Cash and cash equivalents consist of transactions with Brazilian financial institutions, contracted on normal market conditions and at normal market rates. These are highly liquid, able to be converted into a known amount of cash and are subject to an insignificant risk of change of value.

7. ACCOUNTS RECEIVABLE, NET

The following table sets forth information concerning accounts receivable:

	As of December 31, 2009
		Past-due		Total
		Up to 90	Over 90	December 31,
	Current	days	days	2009	2008

Residential	394	146	81	621	544
Industrial	302	42	356	700	688
Commercial	222	46	70	338	298
Rural	64	18	19	101	102
Governmental entities	74	15	48	137	165
Public services	112	5	5	122	58

Subtotal	1,168	272	579	2,019	1,855
Distributors	174	17	9	200	111

	1,342	289	588	2,219	1,966

Allowance for doubtful accounts	—	—	(238)	(238)	(244)

	1,342	289	350	1,981	1,722

Current assets				1,949	1,705
Other non-current assets				32	17

No single customer represented more than 10% of total receivables as of December 31, 2009 and 2008 or of electricity sales to final customers for the years ended December 31, 2009, 2008 and 2007.

The allowance for doubtful accounts, by class of customer, is as follows:

	Year ended December 31,
	2009	2008

Residential	83	68
Industrial	40	79
Commercial	77	62
Rural	14	14
Governmental entities	19	16
Public services	5	5

	238	244

The changes in allowance for doubtful accounts were as follows:

	Year ended December 31,
	2009	2008	2007

Balance at beginning of the year	244	295	297
Accounts written off	(19)	(108)	(95)
Additional charged to other operating costs	13	57	93

Balance at end of the year	238	244	295

8. RECOVERABLE TAXES

The following table sets forth amounts of taxes recoverable for the dates indicated:

	December 31,
	2009	2008

Current assets -
Income tax	335	311
Social contribution tax	112	120
VAT (ICMS)	197	159
PIS-PASEP	21	14
COFINS	98	65
Other	5	3

	768	672

Other non-current assets -
Income tax	100	163
Social contribution tax	11	11
VAT (ICMS)	57	79
PIS-PASEP	42	—

	210	253

The Income and Social Contribution Tax credits refer to amounts calculated in the Company’s previous year’s tax returns, and advance payments made in 2009, which will be compensated in the Income and Social Contribution taxes payable in 2010.

The credits of VAT (ICMS) recoverable, recorded as Other Non-Current Assets, arise from acquisitions of fixed assets and are realized in 48 months.

9. INVESTMENTS IN AFFILIATES

The following table describes the Company’s equity investments:

	December 31,
	2009	2008

TAESA	1,058	—
EATE	511	183
GASMIG	431	320
Light	377	—
Rio Minas Energia	—	303
Baguari Energia	179	140
ENTE	154	59
ETEP	98	38
Volta do Rio	88	—
EBTE	77	7
Morgado	69	—
Parajuru	65	—
ERTE	35	13
Transchile	28	34
Cachoeirão	23	17
ECTE	22	10
Pipoca	18	4
Centroeste	17	7
Alterosa	15	—
Transleste	12	12
Guanhães	10	10
Transudeste	9	7
Transirapé	6	5
Axxiom	3	3
Other investments	24	31

	3,329	1,203

The investments are analyzed for impairment in accordance with FASB ASC Topic 323, Investments Equity Method and Joint Ventures (APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock).

(a) Acquisition of interest in transmission companies (equity method — jointly control)

On September 24, 2008, Brookfield Brasil TBE Participações Ltda., one of the shareholders in transmission companies, exercised its option to sell to CEMIG and Alupar Investimento S.A.in the proportion of 95% and 5%, respectively, its holdings, as follows, in the voting stock of the following companies: 24.99% of the voting stock of EATE; 24.99% of the voting stock of ETEP; 18.35% of the voting stock of ENTE; 18.35% of the voting stock of ERTE; and 7.49% of the voting stock of ECTE.

Completion of the transaction and final acquisition of the shares by CEMIG were approved in 2009 by the Banco Nacional de Desenvolvimento (“BNDES”) and other financial entities and CEMIG acquired 100% of the shares from the Brookfield. The amount paid is set out in detail below.

	ETEP	ENTE	ERTE	EATE	ECTE

Current assets	17	40	7	82	17
Property, plant and equipment and intangibles	332	744	159	2,080	294
Other assets	26	—	—	9	—

Total assets acquired	375	784	166	2,171	311

Current liabilities	(17)	(65)	(15)	(104)	(35)
Long-term financing	(55)	(199)	(31)	(306)	(55)
Other long-term liabilities	(1)	(2)	—	(3)	—

Total liabilities	(73)	(266)	(46)	(413)	(90)

Net assets	302	518	120	1,758	221
Interest acquired	19.86%	18.34%	18.34%	17.92%	5.87%

Net assets acquired	60	95	22	315	13
Price paid	60	95	22	315	13

(b) Consortia for the Itaocara Hydroelectric Plant, and the Paracambi and Lajes Small Hydro Plants

On July 3, 2008, the Board of Directors authorized Cemig Geração e Transmissão the acquisition of the interest of 49% of the registered capital of the Itaocara Hydro Plant and the Paracambi and Lajes Small Hydro Plants, and to constitute, the following consortia: the Itaocara Hydro Plant Consortium (Consórcio UHE Itaocara), in partnership with Itaocara Energia Ltda.; the Paracambi Small Hydro Plant Consortium (Consórcio BCH Paracambi), in partnership with Lightger Ltda.; and the Lajes Small Hydro Plant Consortium (Consórcio PCH Lajes), in partnership with Light Energia S.A. — all having as their object technical and economic feasibility studies, preparation of projects and implementation, operation, maintenance and commercial operation of the respective projects. All private contracts mentioned above are pending authorizations or consents required from the competent regulatory bodies, including ANEEL.

(c) Acquisition of interest in wind farms in 2009 (equity method — jointly control)

The Company acquired 49% of the following wind farms in the Brazilian state of Ceará: Parajuru Wind Farm, in the municipality of Beberibe; and Morgado Wind Farm and Volta do Rio Wind Farm in the municipality of Acaraú.

All the electricity to be generated by the wind farms will be sold to Eletrobrás, under the federal government’s Alternative Energy Sources Incentive Program (Proinfa).

The details of the amount paid by CEMIG Geração e Transmissão on August 14, 2009 are as follows:

	Morgado	Parajuru	Volta do Rio

Current assets	14	14	176
Property, plant and equipment and intangibles	255	245	207
Other assets	4	—	—

Total assets acquired	273	259	383

Current liabilities	(4)	(12)	(26)
Long-term financing	(126)	(112)	(175)
Other long-term liabilities	—	—	(2)

Total liabilities	(130)	(124)	(203)

Net assets	143	135	180
Interest acquired	49%	49%	49%

Net assets acquired	70	66	88
Price paid	70	66	88

(d) Acquisition of interest in TAESA, previously denominated as Terna Participações S.A. (“Terna”) of Terna Participações S.A. (equity method — jointly control)

On April 23, 2009 Cemig Geração e Transmissão signed a share purchase agreement with Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), an interest of 65.85% in Terna Participações S.A., a holding company operating in electricity transmission, with a presence in 11 of Brazil’s States, for R$2,150. The holding company controls a total of six companies which, in aggregate, operate a total of more than 3,750 km of transmission lines. The acquisition was pending authorizations or consents required from the competent regulatory bodies, including ANEEL.

On August 5, 2009 CEMIG’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna held by Terna S.p.A. According to an optional term under the Share Purchase Agreement signed between Cemig Geração e Transmissão and Terna S.p.A., there was a possibility of reducing the final shareholding interest to be held by Cemig Geração e Transmissão in that acquisition. The reduction would set a minimum level of 50% less 1 (one) common share. Regarding the preferred shares, the reduction is limited to the percentage realized in the Public Offer to Purchase the shares of the minority shareholders of that Company, through a partnership to be constituted with Fundo de Investimentos em Participação Coliseu (“FIP Coliseu”).

The Board of Directors authorized the transfer of the Purchase and Sale Agreement of the acquisition of Terna to the transmission company Transmissora Atlântico de Energia Elétrica (“Atlântico”). The Council established the Cemig Geração e Transmissão retain its stake in TAESA represents 49% of the shares issued by Atlântico, in association with the FIP Coliseu, holding the remaining 51% of the shares.

On October 19, 2009 Cemig Geração e Transmissão announced Completion of the Public Distribution of Units of the First Issue by FIP Coliseu, structured by Banco Modal S.A., in the total amount of R$1,330. This amount was sufficient for this fund to acquire 51% of the common shares of Terna.

On October 30, 2009, Cemig Geração e Transmissão and FIP Coliseu provided financial resources to Atlântico.

On November 3, 2009 the Share Purchase Agreement signed with Terna S.p.A. was settled, with payment and transfer of the shares owned by Terna to Atlântico in which Cemig Geração e Transmissão holds 49% of the registered capital. The transaction involved the purchase of 173,527,113 common shares, representing approximately 65.85% of the total capital of Terna.

The details of the amount paid by CEMIG Geração e Transmissão on November 3, 2009 are as follows:

TAESA

Current assets	265
Property, plant and equipment	5,554
Other assets	77

Total assets acquired	5,896

Current liabilities	(792)
Long-term financing	(902)
Other long-term liabilities	(597)

Total liabilities	(2,291)

Net consolidated assets	3,263
Interest acquired	32.27%

Net consolidated assets acquired	1,053
Price paid	1,053

10. PROPERTY, PLANT AND EQUIPMENT, NET AND INTANGIBLES

a) Property, Plant and Equipment

The following table describes the consolidated property, plant and equipment:

	Annual
	average rate of depreciation	December 31,
	%	2009	2008
In service
Generation-
Hydroelectric *	2.49 (from 2.00% to 20.00%)	10,496	10,439
Thermoelectric	3.98 (from 2.00% to 20.00%)	260	260

		10,756	10,699
Transmission	3.08 (from 2.00% to 20.00%)	1,846	1,723
Distribution	4.71 (from 2.00% to 20.00%)	12,657	11,983
Administration	12.69 (from 3.00% to 20.00%)	509	524
Telecom	6.72 (from 2.00% to 20.00%)	380	336

		26,148	25,265

Accumulated depreciation and amortization
Generation — Hydroelectric and thermoelectric *		(5,268)	(5,047)
Transmission		(1,103)	(1,025)
Distribution		(6,802)	(6,448)
Administration		(411)	(414)
Telecom		(189)	(162)

		(13,773)	(13,096)

Total in service		12,375	12,169

Construction in progress
Generation *		140	261
Transmission		106	64
Distribution		1,154	1,092
Administration		63	119
Telecom		25	28

Total in construction in progress		1,488	1,564

Total of property, plant and equipment		13,863	13,733

Interest cost capitalized during the years ended December 31, 2009 and 2008 was R$83 and R$155, respectively.

The assets and installations used for generation, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior authorization from the Regulatory Agency. ANEEL regulates the release of assets and concessions of the Public Electric Energy Service, granting prior authorization for the release of assets that are of no use to the concession, when intended for sale, establishing that the proceeds of the sale should be deposited in a tied bank account for investment in the concession.

The Company’s evaluation of impairment in 2009 and 2008 did not result in any significant impairment of property, plant and equipment and intangible assets.

At the end of concession, the property, plant and equipment connected to the service will be reverted to the Concession Authority. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated.

In accordance with normal practice in Brazil for electric utilities, from time to time, CEMIG constructs distribution systems for the benefit of consumers for which the consumer reimburses the cost. These reimbursements are accounted for as a reduction to the cost basis of the related assets as they are received.

Consortia *

CEMIG is a partner in certain consortia for electricity generation projects. Each partner has the right to take energy generated by the power plant in an amount proportional to the partner’s investment. These projects are governed by executor contracts which establish the rights and obligations of each party.

CEMIG’s participation in consortia, represented by amounts invested in the projects and which are included in the previous table, is as follows:

	CEMIG’s
	Participation	December 31,
	%	2009	2008

In service-
Queimado Hydroelectric Power Plant	82.50	234	209
Funil Hydroelectric Power Plant	49.00	165	163
Igarapava Hydroelectric Power Plant	14.50	56	56
Porto Estrela Hydroelectric Power Plant	33.33	55	55
Aimorés Hydroelectric Power Plant	49.00	705	692
Amador Aguiar I and II Hydroelectric Power Plant	21.05	54	54
(-) Accumulated depreciation		(156)	(126)

		1,113	1,103

Construction in progress-
Queimado Hydroelectric Power Plant	82.50	—	25
Aimorés Hydroelectric Power Plant	49.00	—	11
Funil Hydroelectric Power Plant	49.00	—	2
Baguari Hydroelectric Power Plant	34.00	—	5

		—	43

		1,113	1,146

The participation of the other partners in energy generation from consortia is as follows:

Consortium - Power Plants	Consortium participants, other than CEMIG	Participation (%)

Porto Estrela Hydroelectric	Companhia de Tecidos Nortes de Minas Gerais — COTEMINAS	33.34
	Vale S.A.	33.33

Igarapava Hydroelectric	Vale S.A.	38.15
	Companhia Mineira de Metais — CMN	23.93
	Companhia Siderúrgica Nacional - CSN	17.92
	Mineração Morro Velho - MMV	5.50

Funil Hydroelectric	Vale S.A.	51.00

Queimado Hydroelectric	Companhia Energética de Brasília	17.50

Aimorés Hydroelectric	Vale S.A.	51.00

Amador Aguiar I and II Hydroelectric	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda.	17.89
	Companhia Mineira de Metais - CMN	12.63

Baguari Hydroelectric	Furnas Centrais Elétrica S.A	15.00
	Baguari I Geração de Energia Elétrica S.A	51.00

b) Intangibles

	December 31,
	2009	2008

Intangibles — gross carrying amount	462	426
Accumulated amortization	(211)	(148)

Total of Intangibles	251	278

11. ESCROW DEPOSITS

The escrow deposits relate principally to tax and labor issues.

The escrow deposits are mainly comprised of litigation, tax refer to ITCMD — Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax), Social Security and income tax obligations — related to indemnity for the “Anuênio” and profit and PASEP/COFINS — related to exclusion of Value-added tax (ICMS) from the tax basis.

	December 31,
	2009	2008

Litigation	203	157

Tax obligations
PASEP/COFINS	297	96
ITCMD	49	50
Income tax on interest on Capital	14	—

Others	100	48

	663	351

12. ACCOUNTS PAYABLE TO SUPPLIERS

	December 31,
	2009	2008
Electricity suppliers-
Eletrobrás — Energy from Itaipu	137	169
Furnas Centrais Elétricas S.A.	56	68
Spot market — CCEE/MAE	20	76
Payments to generators due to the extraordinary rate tariff — RTE. Resolution No. 387 ANEEL	30	—
Others	211	178

	454	491

Supplies and services	216	228

	670	719

Current liabilities	668	719
Other non-current liabilities	2	—

Due to the agreement established between CEMIG, ANEEL and market agents, the amounts due to CCEE/MAE were due on September 2009 and were adjusted using the SELIC rate plus annual interest of 1%. The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded. (See Note 4).

On December 15, 2009, ANEEL issued the Resolution No. 387, which established that the balance of the Free Energy and Loss of Revenue, after the close of the collection of the Extraordinary Rate Tariff - RTE to supply tariffs of distribution companies should be recalculated using a new methodology.

The final transfer of free energy corresponds to the sum of the monthly differences, positive or negative, between the financial transfers of Free Energy made according to criteria defined and effectively transfers already made, plus the financial remuneration for the SELIC rate from the date of occurrence of difference to the closing date of the recovery of RTE in supply tariffs. The amount to be passed on to the Generators is updated based on the SELIC rate plus annual interest of 1%.

13. TAXES PAYABLE

The following table describes taxes payable:

	December 31,
	2009	2008
Current -
Income tax	32	44
Social contribution tax	11	17
VAT (ICMS)	288	277
Tax on revenue — COFINS	60	80
Tax on revenue — PASEP	18	17
Others	42	36

	451	471

Long-term -
Income tax	—	1
Tax on revenue — COFINS	277	75
Tax on revenue — PASEP	60	30
Others	1	—

	338	106

	789	577

The long-term PASEP and COFINS obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes. The action also applies for offsetting of the amounts paid in the last 10 years. The Company has obtained interim relief from the court allowing it not to make the payment and authorizing payment through court deposits starting in 2008.

14. FINANCING

(a)              The following tables describe the Company´s financings:

			December 31,
			2009				2008
LENDERS	Payments of Principal	Annual Interest Rates (%)	Currency	Current	Long Term	Total	Total

IN LOCAL CURRENCY
Banco Credit Suisse First Boston S.A. II	Single payment in 2010	106.00% of CDI	R$	75	—	75	75
Banco do Brasil S.A. III and VII	Single payment in 2012	111.00% of CDI	R$	41	79	120	121
Banco do Brasil S.A.	Single payment in 2012	110.00% of CDI	R$	262	503	765	—
Banco do Brasil S.A. IV and VIII	Annually through 2013	CDI + 1.70	R$	31	82	113	114
Banco do Brasil S.A. V and IX	Single payment in 2013	107.60% of CDI	R$	8	126	134	138
Banco do Brasil S.A.	Annually through 2014	104.10% of CDI	R$	19	1,200	1,219	1,230
Banco Itaú — BBA IV and VII	Annually through 2013	CD + 1.70	R$	86	226	312	316
Banco Itaú — BBA IV and VII	Annually through 2014	CD + 1.70	R$	—	3	3	4
Banco Votorantim S.A. I and III	Single payment in 2010	113.50% of CDI	R$	55	—	55	55
Banco Votorantim S.A. II, III, IV	Annually through 2013	CDI + 1.70	R$	26	76	102	103
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	Monthly through 2026	TJLP + 2.34	R$	5	119	124	—
Bradesco S.A. II, III	Annually through 2013	CDI + 1.70	R$	1	1	2	2
Bradesco S.A. II, III	Annually through 2014	CDI + 1.70	R$	109	283	392	399
Bradesco S.A. (3)	Single payment in 2010	113.00% of CDI	R$	2,742	—	2,742	—
Debentures II	Single payment in 2009	CDI + 1.20	R$	—	—	—	357
Debentures II	Single payment in 2011	104% of CDI	R$	3	239	242	244
Debentures III—Minas Gerais State Government	Through various	IGP-M	R$	—	37	37	33
Debentures IV	Single payment in 2014	IGP-M + 10.50	R$	18	301	319	325
Debentures V	Single payment in 2017	IPCA + 7.96	R$	2	444	446	428
ELETROBRÁS I and III	Monthly through 2013	FINEL + 7.50 and 8.50	R$	12	36	48	61
ELETROBRÁS IV	Quarterly thorough 2023	UFIR + 6.00 to 8.00	R$	46	307	353	370
Large consumers — C.V.R.D.	Semi-annually through 2011	Various	R$	3	3	6	5
Banco Santander Brasil S.A. I and II	Annually through 2013	CDI + 1.70	R$	21	60	81	81
UNIBANCO V	Single payment in 2009	CDI + 2.98	R$	—	—	—	107
UNIBANCO VI and X	Annually through 2013	CDI + 1.70	R$	87	232	319	322
UNIBANCO I	Annually through 2013	CDI + 1.70	R$	23	55	78	81
Banco Itaú and Bradesco (2)	Semi-annually through2015	CDI + 1.70	R$	147	804	951	990
Banco do Nordeste do Brasil	Single payment in 2010	TR + 7.30	R$	38	—	38	105
Others	Through various	Various	R$	—	11	11	—

Total local currency				3,860	5,227	9,087	6,066

				December 31,
		Annual		2009			2008
LENDERS	Payments of Principal	Interest Rates (%)	Currency	Current	Long Term	Total	Total
				R$ million
IN FOREIGN CURRENCY
ABN AMRO Bank — N. II	Annually through 2013	6.00	US$	22	65	87	117
ABN AMRO Real S.A. III, IV and V	Semi-annually through 2009	6.35	US$	—	—	—	17
Banco do Brasil S.A. — Various (1)	Semi-annually through 2024	Various	US$	9	58	67	94
Banco do Brasil S.A. II	Single payment in 2009	3.90	JPY	—	—	—	100
Banco Paribas II	Semi-annually through 2012	5.89	EURO	3	4	7	13
Banco Paribas I and III	Semi-annually through 2010	Libor + 1.87	US$	10	—	10	42
KFW	Semi-annually through 2016	4.50	EURO	2	10	12	17
UNIBANCO I, III e VIII	Through various	6.50	US$	—	—	—	11
UNIBANCO III and V	Single payment in 2009	5.50	US$	—	—	—	5
UNIBANCO IV and IX	Single payment in 2009	5.00	US$	—	—	—	20
Toshiba do Brasil S.A.	Quarterly through 2011	Libor + 6.00	US$	7	—	7	9

Total foreign currency financing				53	137	190	445

TOTAL				3,913	5,364	9,277	6,511

(1)  These interest rates vary from 2.00 to 8.00% per year;

(2)  Refers to senior quotas of the FIDC;

(3)  Promissory notes from CEMIG Geração e Transmissão.

(b)             Composition of foreign currency financings and domestic currency financings by indices:

	2010	2011	2012	2013	2014	2015	2016	2017 and thereafter	Total
Currency -
United States Dollars	48	30	28	26	2	—	—	37	171
Euro	5	4	3	2	2	2	1	—	19

	53	34	31	28	4	2	1	37	190
Index -
Certificado de Depósito Interbancário — CDI (Interbank deposit rate)	3,736	1,009	1,169	1,015	549	227	—	—	7,705
Índice Geral de Preços de Mercado — “IGP-M” (General Market Price Index)	18	—	—	—	301	—	—	37	356
Unidade Fiscal de Referência — “UFIR” (Tax Reference Unit)	46	53	50	44	43	38	31	48	353
Índice Interno da Eletrobrás — “FINEL” (Eletrobrás Internal Index)	12	12	12	12	—	—	—	—	48
Índice de Preço ao Consumidor Amplo — “IPCA” (Consumer Price Index)	2	1	1	—	—	148	148	148	448
Taxa Referencial — “TR” (Referencial Tax Index)	38	—	—	—	—	—	—	—	38
Unidade de Referência de Taxa de Juros — “URTJ”	5	10	10	10	10	8	8	73	134
Others	3	—	—	—	1	1	—	—	5

	3,860	1,085	1,242	1,081	904	422	187	306	9,087

	3,913	1,119	1,273	1,109	908	424	188	343	9,277

(c) The following table sets forth the variations for the periods indicated in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used to restate financing, expressed as a percentage:

	Year ended December 31,
	2009	2008	2007
Currency-
United States Dollars	(25.49)	31.94	(17.15)
Japanese Yen	(27.10)	62.89	(11.78)
Euro	(22.57)	24.13	(7.50)

(d) The following table sets forth the variations for the periods indicated of the principal indices applied to domestic currency financing, expressed as a percentage:

	Year ended December 31,
	2009	2008	2007
Index-
CDI	9.93	12.32	11.82
IGP-M	(1.72)	9.81	7.75
SELIC	9.84	12.48	11.88
FINEL	(0.35)	1.90	1.51

(e) The movement on financing is as follows:

	Year ended December 31,
	2009	2008

Balance at beginning of year	6,511	6,814
Loans and financings	3,614	176
Monetary and Foreign currency variation	19	322
Financial charges provisioned	581	650
Financial charges paid	(577)	(644)
Amortization of financings	(884)	(807)
Others	13	—

Balance at end of year	9,277	6,511

(f) The consolidated totals of funds raised in 2009 are as follows:

Loans / financing sources	Principal maturity	Annual cost	Amount raised
IN LOCAL CURRENCY

Cemig Geração e Transmissão
Banco Bradesco S.A.	2010	113% of CDI	2,700
Banco do Brasil S.A.	2012	110% of CDI	153
Banco do Brasil S.A.	2012	110% of CDI	428
Banco do Brasil S.A.	2012	110% of CDI	10
Banco do Brasil S.A.	2012	110% of CDI	7
Banco do Brasil S.A.	2012	110% of CDI	8
Banco do Brasil S.A.	2012	110% of CDI	57
BNDES	2026	TJLP + 2.34%	107
BNDES	2026	TJLP + 2.34%	10
BNDES	2026	TJLP + 2.34%	5
Construtora Quebec Ltda	2012	IPCA	1
Energ Power Ltda	2012	IPCA	1
Financiadora de Estudos e Projetos — FINEP	2015	URTJ + 5.00	4
Financiadora de Estudos e Projetos — FINEP	2015	URTJ + 5.00	4

Cemig Distribuição
ELETROBRÁS	2013	6.50%	2
ELETROBRÁS	2015	7.00%	26
Banco do Brasil S.A.	2012	111% of CDI	20
Banco do Brasil S.A.	2012	111% of CDI	7
Banco do Brasil S.A.	2012	111% of CDI	4
Banco do Brasil S.A.	2012	111% of CDI	6
Banco do Brasil S.A.	2012	111% of CDI	9
Banco do Brasil S.A.	2012	111% of CDI	35
Banco do Brasil S.A.	2012	111% of CDI	3
Banco do Brasil S.A.	2012	111% of CDI	7
Total raised			3,614

(g) Restrictive Covenants

Certain of CEMIG’s loans, financing agreements and debentures contain certain financial covenants which are calculated using financial statements prepared in accordance with Brazilian GAAP.

The main covenants in existence on December 31, 2009 are as follows:

Subject of covenant	Index required

Debt / Ebitda	Less than or equal to 2,5
Debt / Ebitda	Less than or equal to 3,36
Net debt/Ebitda	Less than or equal to 3,25
Current debt/Ebitda	Less than or equal to 90%
Debt/Shareholders’ equity + debt	Less than or equal to 53%
Ebitda/Interest on debt	More than or equal to 2,8
Ebitda / Interest	More than or equal to 3,0
Ebitda/(Financial income (expenses)	More than or equal to 2,0
Capital expenditure / Ebitda	Less than or equal to 60%

Net debt = Total debt less (cash balance plus tradable securities)

Ebitda= earnings before interest, taxes on profit, depreciation and amortization, In some contracts specific criteria are established for calculation of Ebitda, with some variations from this formula.

Certain restrictive covenants mentioned above were not complied with, as follows:

Description of the restrictive covenant	Index required	Position on December 31, 2009	Outstanding debt
CEMIG Geração e Transmissão
Debt / (Shareholders’ equity + Debt)	Less than or equal to 53%	61.22%	179
CEMIG Distribuição
Capital expenditure / Ebitda	Less than or equal to 60%	92.42%	142
Debt/Ebitda	Less than or equal to 2.5	2.78	87

The Company obtained waivers from the creditors consenting that it would not exercise its right to demand immediate or early payment of the amount owed up to January 1, 2011. The financings are classified as Current liabilities and Non-current liabilities, in accordance with the original terms of the contract, in view of those consents obtained.

15. REGULATORY CHARGES PAYABLE

The following table describes the Company’s regulatory charges payable:

	December 31,
	2009	2008
Global reserve for reversion quota	35	32
Fuel usage quota	12	42
Emergency capacity charge	35	36
Energy development account	34	30
Energy efficiency and R&D program	333	327
Parcel A	110	—
Other	20	13

	579	480

Current liabilities	317	460
Non-current liabilities	262	20

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

16. EMPLOYEE POST-RETIREMENT BENEFITS

The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or “FORLUZ”) covering substantially all of its employees. The Company has applied ASC Topic 715 as from January 1, 1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that ASC Topic 715 first became applicable for non-U.S. pension funds.

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

Under the defined contribution plan the Company will match the employees’ contributions from 3% to 12% of each employee’s salary, depending on certain factors. The total assets in the defined contribution plan (which is also administered by FORLUZ) as of December 31, 2009 and 2008 was R$2,767 and R$2,386, respectively, and the contribution expense for the years ended December 31, 2009, 2008 and 2007 was R$43, R$49 and R$34, respectively.

CEMIG has also established post-retirement health care and dental plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS Nº 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions” (included in ASC Topic 715).

CEMIG’s measurement date for its employee post-retirement benefits is December 31.

The Company adopted SFAS No. 158 (included in ASC Topic 715), effective on December 31, 2006, which requires recognition of an asset or liability in the balance sheet reflecting the funded status of pension and other post-retirement benefit plans with current-year changes in the funded status recognized in shareholders’ equity.  The Company recognized a cumulative adjustment, net of tax, to adopt the recognition provisions of SFAS No. 158 as of December 31, 2006.

Amortization of deficit in actuarial reserves

Part of the post-retirement benefit liabilities, in the amount of R$904, as of December 31, 2009 (R$942 as of December 31, 2008), was recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system (“Price Table”). Part of these amounts is restated annually according to the salary adjustment index for the Company’s employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA — IPEAD (consumer price index calculated by the Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University), plus 6% per year.

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

The reconciliation of funded status of the plan is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Projected Benefit obligation	5,850	5,572	951	922
Fair Value of plan assets	(5,411)	(4,654)	—	—

Funded status	439	918	951	922

The change in benefit obligations for the years ended December 31, 2009 and 2008 is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Projected Benefit obligation — beginning of year	5,572	5,789	922	900
Service cost	5	6	11	45
Interest cost	549	543	93	84
Actuarial (gain) loss	122	(387)	(30)	(65)
Benefits paid to participants	(398)	(379)	(45)	(42)

Projected Benefit obligation — end of year	5,850	5,572	951	922

The Accumulated Benefit Obligation as of December 31, 2009 and 2008 amounted to R$5,681 and R$5,445, respectively, and the contributions expected to be paid to the defined benefit pension plan and other plans for the next year are R$161 and R$42, respectively.

The change in plan assets for the years ended December 31, 2009 and 2008 is as follows:

	Defined benefit pension plan		Post-retirement health care, insurance and dental benefits
	Year ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Fair market value of plan assets — beginning of year	4,654	4,385	—	33
Employer contributions	155	165	45	42
Actual return on plan assets	1,000	483	—	(33)
Benefits paid to participants	(398)	(379)	(45)	(42)

Fair market value of plan assets — end of year	5,411	4,654	—	—

The changes in benefit obligations (net of taxes) recognized in Accumulated other comprehensive income for the years ended December 31, 2009, 2008 and 2007, net of taxes, are as follows:

	2009	2008	2007
Accumulated other comprehensive income at beginning of year	711	1,010	610
Increase (decrease) in liability	(253)	(299)	400

Accumulated other comprehensive income at the end of year	458	711	1,010

The components of accumulated other comprehensive loss/income (ASC Topic 715) ended December 31, 2009 are as follows:

	Defined benefit pension plan	Post-retirement health care, insurance and dental
Transition obligation (asset) not yet recognized in net periodic pension cost (“NPPC”) at beginning of period	—	7
Transition obligation (asset) recognized in NPPC during period	—	(5)
Prior service cost (credit) not yet recognized in NPPC at beginning of period	90	52
Prior Service Cost (credit) recognized in NPPC during period	(10)	(6)
Gain/loss not yet recognized in NPPC at beginning of period	254	146
Gain/loss recognized in NPPC during period	—	(12)
Total net actuarial (gain)/ loss arising during period	(320)	(30)

Total accumulated in other comprehensive loss as of 12/31/2009	14	152

The components of net periodic benefit costs for years ended December 31, 2009, 2008 and 2007 are as follows:

	Defined benefit pension plan			Post-retirement health care, insurance and dental benefits
	Year ended December 31,			Year ended December 31,
	2009	2008	2007	2009	2008	2007
Service cost	5	6	5	11	45	36
Interest cost	549	543	545	93	84	86
Expected return on plan assets	(558)	(481)	(566)	—	(4)	(4)
Amortization of transition obligation	—	—	—	5	5	5
Amortization of loss (gain)	—	38	—	12	12	9
Expected Employee contribution	—	—	—		(34)	(26)
Amortization of prior service cost	10	10	10	6	6	5

Net periodic benefit cost	6	116	(6)	127	114	111

The components of the projected net periodic post-retirement benefit costs for 2010 are as follows:

	Defined benefit pension plan	Post-retirement health care, insurance and dental
Service cost	5	11
Interest cost	605	100
Expected return on plan assets	(597)	—
Amortization of prior service cost	10	6
Amortization of transition obligation	—	1
Amortization of loss	—	7

	23	125

The weighted-average and amount asset allocation by asset category is as follows:

	Defined benefit pension plan, Post-retirement health care and Dental
	Asset allocation at December 31,				Target asset allocation as per FORLUZ Investment Committee percentage or range of percentage’s
Type of investment	2009	R$	2008	R$

Debt Securities	83.63	6,839	85.46	6.016	Up to 100%
Equity Securities	10.36	847	8.56	603	Up to 20%
Real Estate	3.01	246	3.03	213	Up to 8%
Participant loans	3.00	246	2.95	208	Up to 15%

Total	100.00%	8,178	100.00%	7,040

Investment policies:

•                  FORLUZ Investment Committee determines investment guidelines;

•                  Investment objectives: achieve the minimum actuarial yield (IPCA/IPEAD plus 6% per year), in both long and short terms;

•                  Types of allowed investments: Fixed income — low credit risk assets, shares, real estate and loans to participants;

•                  Types of investments not allowed: medium and high credit risk assets, foreign currencies and others according to the Brazilian legislation;

•                  Use of derivatives: with the purpose of hedging exposures to significant risks.

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

As of December 31, 2009 and 2008, the pension plan assets include securities issued by CEMIG as follows:

	Defined benefit pension plan
	December 31, 2009	December 31, 2008

Debentures	256	354
Shares	10	29
	266	383

Assumptions used by the Company in 2009 and 2008 for its defined benefit pension plans were as follows (percentage including projected inflation of 5% per annum):

	2009	2008
Actuarial method	Projected Unit Credit	Projected Unit Credit
Annual discount rate	10.76	10.24
Annual expected return on plan assets	11.34	12.32
Annual salary increase	6.08	6.08
Annual increase in benefits	4.00	4.00
Mortality rate	AT - 2000	AT - 83
Disability rate	Light Medium	Light Medium
Disable mortality rate	IAPB-57	IAPB-57
Expected annual turnover rate	2.00	2.00

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

Estimated Future Benefit Payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Post-retirement health care, insurance and dental benefits
2010	442	42
2011	438	44
2012	434	46
2013	429	48
2014	424	50
2015 and thereafter	2,024	292
	4,191	522

Contribution:

The Company expects to contribute R$161 to its pension plan and R$42 to post-retirement health care, insurance and dental benefits plan in 2009.

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

	December 31,
	2009	2008
Labor Claims
Various	81	82

Civil Lawsuits
Personal Injury	27	35
Rate Increase	234	78
Other	107	109
	368	222
Tax
FINSOCIAL	21	21
Taxes payable — Suspended Liability	85	77
Other	18	14
	124	112
Regulatory
ANEEL Administrative Proceedings	74	56
Total	647	472

Current liabilities	128	—
Noncurrent liabilities	519	472

Certain details relating to such provisions are as follows:

(a) Labor Claims:

The labor claims relate principally to overtime and hazardous occupation compensation besides indemnity for personal injury litigation and property damages.

(b) Rate Increase

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government’s economic stabilization “Cruzado Plan” in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers’ claims and recent court decisions. The rate increase claim’s provision  is R$234 as of December 31, 2009 (R$78 on December 31, 2008).

There was a legal action between CEMIG and one of the industrial consumers (in approximately amount of R$239 in 2006) related to an increase rate occurred during the Cruzado Economic Plan, by Ministerial Order 045/86. In May 2010 CEMIG Distribuição closed an agreement pursuant to which CEMIG agreed to pay R$177 to that consumer.

The amount will be settled as the following: i) offset of the opening invoices which corresponds to an approximately R$92; and  ii) deduction in future invoices for supply of electricity and use of the distribution system in the amount of R$85.

(c) Taxes payable — Suspended Liability

The recorded provision of R$84 as of December 31, 2009 (R$74 as of December 31, 2008) is related to the deduction of the social contribution tax paid in the calculation of income tax. CEMIG had a preliminary court order granted by the Eighth Civil Court of the Federal Justice, on April 17,1998, for the exemption of payment, however in 2010 CEMIG lost this exemption.

(d) ANEEL Administrative Proceedings

On January 9, 2007, ANEEL notified Cemig Distribuição S.A. that it considered certain criteria adopted by the Company in calculation of the revenue from subvention for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$143. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$47 as of December 31, 2009 (R$44 as of December 31, 2008).

(e) Other Civil lawsuits

Several civil claims were brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of CEMIG business and damages suffered as a result of the interruption of the supply of energy to them. The provision as of December 31, 2009 represents the potential loss relating to these matters.

Among the civil cases is an action for damages for a fire at a grazing farm, caused by the disruption of a power cord. The probable loss of R$34 is entirely provisioned.

(f) Contingencies for which an adverse outcome has been deemed remote or reasonably possible

CEMIG has other relevant legal proceedings against it for which the Company considers an unfavorable outcome to be remote or reasonably possible. The Company does not expect to incur any material losses with respect to these contingencies and therefore the Company has not recorded any accruals for such claims. Certain details relating to such matters are as follows:

(I) Income and social contribution taxes on post retirement benefits

On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the updated amount of R$330, arising from the utilization of tax credits that resulted from the amendment of the Company’s 1997, 1998 and 1999 tax returns. The tax returns were amended as a result of a change in the accounting method for recording post-retirement benefit liabilities. The additional liabilities that resulted from the accounting change were recognized in the revised tax returns, resulting in tax loss carryforwards.

CEMIG presented an administrative appeal in the Finance Ministry Taxpayers’ Council (Conselho de Contribuintes do Ministério da Fazenda), obtaining a favorable decision for the years 1997 and 1998 and an adverse decision to 1999. This adverse decision would result in a reduction of the tax loss carryforwards, recognized as tax credits, in the historic amount of R$27. No reserve has been recorded as a result of this assessment notice, since the Company believes that the procedures which generated the tax credits are legally sound. An adverse outcome in this matter has been deemed remote.

The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2002 and 2003. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$298 as of December 31, 2009 (R$286 as of December 31, 2008). No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds that support the procedures adopted. An adverse outcome in this matter has been deemed remote.

(II) ITCD — Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax)

The State of Minas Gerais assessed the Company for the non-payment of the tax named ITCMD — Imposto de Transmissão Causa Mortis e Doação (Inheritance and Donation Tax), in the amount of R$198 as of December 31, 2009 (R$141 as of December 2008). No reserve has been recorded for these claims, since the Company believes that the probability of an adverse outcome in this matter has been deemed remote.

(III) Regulatory agency acts

ANEEL has filed regulatory proceeding against CEMIG claiming that CEMIG owes the Federal Government R$1,157 as of December 31, 2009 (R$1,033 as of December 2008) due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an official collection notice for the amount referred to, to be paid before January 30, 2004. The Company did not make such payment since it believes that the likelihood of an adverse outcome is possible, but not probable.

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

The potential loss resulting from the inability to provide support for these rates amounts to R$85. The Company has not recorded a provision relating to this matter as the likelihood of an adverse outcome is possible, but not probable.

(IV) Social Security and tax obligations — indemnity for the “Anuênio” and profit shares

CEMIG and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. paid an indemnity to the employees in 2006, in the amount of R$178, in exchange for the rights to future payments known as “Anuênios” which would be incorporated into salaries. The Company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the Federal Tax Authority, the Company and its subsidiaries decided to file for orders of mandamus to allow payment to the Court of the amount of any obligations, in the amount of R$167 as of December 31, 2009 (R$155 December 31, 2008), posted in Deposits connected to legal actions in Long term assets. No provision was made for possible losses in this matter since the company and its subsidiaries classify the risk of loss in this action as possible, but not probable.

In September 2006 CEMIG was notified by the Social Security National Institute, INSS, as a result of the non-payment of the Social Security contribution on the amounts paid as profit sharing in the period 2000 to 2004, representing R$122 as of December 31, 2009 (R$112 as of December 2008). The Company appealed in the administrative sphere against the decision. No provision has been constituted since CEMIG believes it has arguments on the merit for defense, and the adverse outcome in this action is considered to be possible, but not probable.

(V) Value-added tax

Since 2002 the Company has received a subvention from Eletrobrás in relation to the discounts given to low income consumers. The Minas Gerais state office of the Federal Tax Authority served an infringement notice on CEMIG, on the argument that the subvention should be subject to the value-added tax (ICMS), in the total amount of R$143 as of December 31, 2009 (R$130 as of December 2008). No provision was constituted for the result of this dispute, since the company believes that it is not a legal obligation and that it has arguments on the merit for defense against this demand. The Company believes that the likelihood of an adverse outcome in this matter is possible, but not probable.

Cemig was served an infringement notice, as a co-responsible party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State Tax Authority demanded payment of the ICMS tax on these transactions, in the amount of R$49 as of December 31, 2009 (R$18 as of December 2008). If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The expectation of loss in this matter is possible, but not probable.

(VI) The ISS tax on services

The company is involved in litigation with the City Hall of Belo Horizonte on the criteria for applicability of the ISS tax on services carried out by the Company. The amount involved in the action is R$42 as of December 31, 2009 (R$33 as of December 2008). No provision has been constituted since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible, but not probable.

(VII) Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders the CCEE to recalculate the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for CEMIG, referring to the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$95 as of December 31, 2009 (R$76 as of December 2008). On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirements to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. No provision has been constituted since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible, but not probable.

(VIII) Civil lawsuits - Consumers

Various consumers and the Public Prosecutor of Minas Gerais have brought civil claims against CEMIG contesting rate adjustments applied in prior years, including rate subsidies granted to low-income consumers, the special rate adjustment, the inflationary index used to increase the electric rates in April 2003 and double reimbursement for any amounts that the Company found to have wrongfully collected and substitution of current adjustment index contained in the concession agreement as well as a revision of the methodology for calculation of the “X” Factor. The amounts involved in these claims is R$1,910. The Company believes that the likelihood of an adverse outcome in this matter is remote.

The Company is the defendant in suits challenging the charging of tax on public lighting. These claims total an estimated amount of R$909 as of December 31, 2009 (R$526 as of December 2008). The Company believes that the likelihood of an adverse outcome in this matter is possible, but not probable.

Through popular action that questions the Terms of Adjustment of Conduct signed between CEMIG and prosecutors, is required to return the amounts paid to service providers of the Company that runs the program Light for All to the Federal Government. The amount involved in the action is R$1,654 as of December 31, 2009 (R$1,441 as of December 2008). No provision has been constituted since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible, but not probable.

(IX) Value-added tax (ICMS)

The Company received an infringement notice from the Minas Gerais state tax authority alleging undue use of the value-added tax (ICMS), relating to the acquisition of assets in Property, plant and equipment, in the months of January, March, April, May, and July to November 2004. The Company impugned this in administrative proceedings within the legal period. The expectation of loss in this matter is possible, but not probable. The amount of the case is R$55 as of December 31, 2009.

(g) Environmental Matters

CEMIG has some legal proceedings related to Environmental Matters. Certain details relating to such matters are as follows:

A certain environmental association has brought a public civil action claiming indemnity for supposed collective environmental damage from the construction and operation of the Nova Ponte Hydroelectric Plant. The amount involved in the action is R$1,081 as of December 31, 2009 (R$941 as of December 2008). No provision has been recorded since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible, but not probable.

18.          SHAREHOLDERS’ EQUITY

(a) Capital stock:

	Year ended December 31, (thousands of shares)
	2009	2008	2007
PREFERRED SHARES:
Balance	349,222,649	349,170,804	342,246,847

COMMON SHARES:
Balance	271,154,243	271,154,243	265,778,129

TREASURY STOCK (Preferred shares):
Balance	(207,384)	(207,384)	(207,384)
Total	620,169,508	620,117,663	607,817,592

At December 31, 2009, the State Government owned 51% of the Company’s common shares and 2% of its preferred shares, equal to 23% of total capital. The holders of the preferred shares are not entitled to vote at shareholders’ meetings, but the shares have priority in the repayment of capital upon liquidation and are entitled to a minimum annual dividend as described in Note 18 (d.1).

On April 29, 2008, the Annual General Meeting approved the capital increase through the use of Earnings Reserve so as to comply with Article 199 of the Corporate Law, which limits the amount of the reserves to the amount of the Company’s registered capital. Therefore, the recorded capital of CEMIG, according to the Brazilian Corporate Law, increased from R$2,432 to R$2,481 with issuance of 9,840,057 new shares to existing shareholders in proportion to their relative ownership, through capitalization of R$49 of the balance on the Capital Reserve for Donations and Subsidies for Investments, distributing as a consequence to shareholders a bonus of 2.02%, in new shares, of the same type as those held, and with nominal value R$5.00.

On April 29, 2009, the Annual General Meeting approved the capital increase through the use of the Earnings Reserve so as to comply with Article 199 of the Corporate Law, which limits the amount of the reserves to the amount of the company’s registered capital. Therefore, the recorded capital of CEMIG, according to the Brazilian Corporate Law, increased from R$2,481 to R$3,102 with issuance of 124,075,378 new shares to existing shareholders in proportion to their relative ownership, through capitalization of R$606 of the balance on the Retained Earning Reserve and R$15 of the balance on the Capital Reserve, distributing as a consequence to shareholders a bonus of 25%, in new shares, of the same type as those held, and with nominal value R$5.00.

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

Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital. This appropriation is not required in the fiscal year in which this legal reserve balance, added to the other established capital reserves, exceeds 30% of the paid-in capital, which has been the case with respect to 2009. However, the Company opted to appropriate 5.00% of December 31, 2009 net income, according to Brazilian corporate law, in the amount of R$93.

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

In 2009, 2008 and 2007, the minimum dividend requirements have been met and dividend distributions have been made on an equal, pro rata basis with respect to all preferred shares and common shares.

Under USGAAP, the Company declared dividends and interest on capital in lieu of dividends as follows:

	Year ended December 31,
	2009	2008	2007

Regular Dividends	931	943	867
Extraordinary dividends	—	—	497
Total	931	943	1,364

The Company reverted the dividends not claimed by the shareholders within three years of the date they were distributed in accordance with the Brazilian Corporate Law and its by-laws. The amounts of the dividends not claimed are “de minimis”.

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

This accounts receivable is currently being paid with dividends due to the State Government. Shares to be issued in connection with this obligation are considered dilutive for purposes of calculating earnings per share only when all necessary conditions for their issuance have been satisfied. The Company believes that as of the balance sheet date, all of the conditions for issuance of a capital stock dividend in connection with payments received on the accounts receivable from the State Government have not been satisfied since (i) the issuance of shares is still subject to approval by either CEMIG’s annual or extraordinary shareholders’ meeting, as required by Brazilian Corporate Law and CEMIG’s bylaws and (ii) CEMIG may use the Rate Shortfall Reserve account for other purposes, which would relieve the Company of the obligation to issue such capital stock dividend. Therefore, the Company has not included these shares in the computation of basic earnings per share in accordance with FASB ASC paragraph 260-10-45-13.

At December 31, 2009 and 2008, the Company has the obligation to issue  shares in connection with dividends destined to offset the related receivable that are included in the weighted average shares outstanding. The following share information has been retroactively restated to reflect the stock dividend:

	2009	2008
Basic weighted average common shares outstanding	271,154,243	271,154,243
Basic weighted average preferred shares outstanding	349,015,265	348,963,420
	620,169,508	620,117,663
Dilutive effect common shares to be issued in connection with the account receivable from the State Government.	2,695,950	3,480,558
Diluted weighted average shares outstanding	622,865,458	623,598,221

19. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:

	Year ended December 31,
	GWh (unaudited)			R$
	2009	2008	2007	2009	2008	2007

Residential	7,774	7,164	6,813	4,014	3,389	3,529
Industrial	22,113	26,198	24,183	3,558	3,801	3,216
Commercial	4,674	4,423	4,111	1,998	1,898	1,865
Rural	2,208	2,296	2,200	559	554	591
Governmental entities	1,776	1,737	1,678	563	553	562
Public services	1,071	1,073	1,060	306	294	297
Own consumption	35	35	34	—	—	—
Unbilled, net	—	—	—	(4)	8	131
	39,651	42,926	40,079	10,994	10,497	10,191
Electricity sales to the interconnected power system
Supply	14,039	11,162	12,755	1,545	922	1,108
Energy transactions on CCEE/MAE	—	—	—	137	147	26
Total	53,690	54,088	52,834	12,676	11,566	11,325

	Number of consumers (unaudited)
	2009	2008	2007

Residential	5,601,926	5,400,214	5,188,604
Industrial	75,180	74,482	73,606
Commercial	596,289	578,021	560,910
Rural	490,140	482,952	554,286
Governmental entities	59,694	57,165	54,199
Public services	8,474	8,543	7,799
Own consumption	824	829	829
	6,832,527	6,602,206	6,440,233
Supply	53	46	47
Total	6,832,580	6,602,252	6,400,280

Rate Readjustment

The impact of rate readjustment in the bills of the consumers of Cemig Distribuição S.A. was an increase by an average of 6.21% from April 8, 2009. In 2008, CEMIG recognized as revenue an amount of R$93 due to this rate adjustment. The adjustment was applied in different percentages by category of consumption for the purpose of gradually eliminating, as stated in a letter by ANEEL, the cross-subsidies existing between consumer groups. As an example, residential consumers had an increase of 4.87% in their electricity bills, while high-voltage consumers had an increase of 9.42%. The increase of the rates does not represent an increase of the CEMIG´s operating revenues in the same percentage because part of it is used to the regulatory assets settlement.

Low-income consumers

The Federal Government, through Centrais Elétricas Brasileiras — “ELETROBRAS” is reimbursing distributors for billing losses incurred from 2002 resulting from the new classification criteria established for low-income consumers due to the lower rate applied to them.

ANEEL reviewed the procedures for calculation by the Company of revenue for the subsidy for low-income consumers.  As a result of this review, the amounts posted in 2007 were calculated on the basis of estimate, and their receipt for the period from February through November 2007 in the amount of R$119 were received in February, 2009.

ANEEL included in the tariff review of April 2008 the amounts to be reimbursed to the Company for the subsidy for low-income consumers as from that date.

(b) The composition of other operating revenues is as follows:

	Year ended December 31,
	2009	2008	2007

Telecom and cable TV services	115	95	76
Services rendered	84	82	61
Rental and leasing	60	49	39
Services rated	16	14	13
Others	2	1	47
	277	241	236

(c) The composition of taxes on revenues is as follows:

	Year ended December 31,
	2009	2008	2007

VAT (ICMS)	2,440	2,521	2,493
COFINS	1,149	1,080	1,088
PIS-PASEP	260	241	254
Others	3	2	1
	3,852	3,844	3,836

(d) The composition of use of basic transmission network is as follows:

	Year ended December 31,
	2009	2008	2007

TUSD — Tariff for Use of the Distribution System	1,121	1,266	1,173
Use of basic transmission network	627	472	437
Use of connection of basic transmission	132	127	95
Use of basic transmission network Tariff Review	119	—	—
	1,999	1,865	1,705

20. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale:

	Year ended December 31,
	2009	2008	2007

Itaipu Binacional	865	776	1,000
Initial contracts	—	—	12
Bilateral contracts	381	233	149
Incentive Program for Alternative Electric Power Sources -PROINFA	156	123	65
From suppliers though CCEE/MAE	252	234	100
System services charge	55	51	20
Energy Public Bids	1,105	706	780
Parcel A and other sources (see Note 4)	247	144	21
	3,061	2,267	2,147

(b) Personnel:

	Year ended December 31,
	2009	2008	2007

Salary and payroll charges	1,007	990	946
Benefits	128	125	117
	1,135	1,115	1,063
Personnel costs transferred to construction in progress	(151)	(161)	(179)
	984	954	884
Voluntary Termination Program - “PPD”	—	50	—
Temporary Voluntary dismissal program - “PDV”	206	—	—
	1,190	1,004	884

Voluntary Termination Program (PPD)

On March 11, 2008, the Executive Board approved the permanent Voluntary Termination Program (PPD), which applies to any free and spontaneous terminations of employment contracts as from that date. The program’s main financial incentives include payment of 3 times the gross amount of monthly remuneration, 6 months’ contributions to the Health Plan after leaving the company, deposit of the 40% “penalty” payment due on the balance of the Government Severance Indemnity Fund for Employees (“FGTS”) on termination of an employment contract, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

Since this program has begun, in March 2008, 679 employees have joined it (143 employees of Cemig Geração e Transmissão, 523 of Cemig Distribuição and 13 of the Cemig holding company), and a provision for the financial incentives in the amount of R$50 was fully recorded in 2008.

Temporary Voluntary Dismissal Program (PDV)

In April 2009, CEMIG put in place its temporary voluntary dismissal program (PDV), available to employees between April 22 and June 5, 2009.

Employees who subscribe to the PDV receive a financial incentive varying between 4 and 16 times their monthly remuneration, according to criteria established in the program’s regulations, of which the principal one is the time of contribution remaining for full retirement entitlement under the national social security system (INSS). The incentive includes payment of the contributions to the pension fund and the INSS up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals) of 40% on the balance of the employee’s accumulated funds under the FGTS system.

Additionally, CEMIG guarantees full payment of the costs of the group life insurance plan, for 6 months, and of the health plan, for 12 months, from the date of leaving the company.

A total of 1,043 employees of the Company subscribed to the program. A provision for the expenses for the financial incentives in the amount of R$206 was fully recognized in 2009.

The accounting for the voluntary programs is in accordance with SFAS Nº 146 “Accounting for Costs Associated with Exit or Disposal Activities” (included in ASC Subtopic 420-10).

	Year ended December 31,
	2009	2008	2007

Voluntary Termination at the beginning of the year	—	—	—
Costs incurred and charged to expense	206	50	—
Costs paid	(69)	(50)	—
Liability at the end of the year	137	—	—

(c) Regulatory charges:

	Year ended December 31,
	2009	2008	2007

Fuel usage quota	410	364	330
Global reserve for reversion quota	165	160	126
Energy development account	372	328	337
ANEEL inspection fee	41	41	37
Charges for use of water resources	154	131	137
	1,142	1,024	967

(d) Third-party Services

	Year ended December 31,
	2009	2008	2007

Tax collecting agents/reading of measurers	119	107	101
Marketing	69	61	64
Maintenance and electric conservation of installations and equipment	134	113	101
Building maintenance	43	37	35
Outsourcing services	48	35	19
Transportation and fares	12	11	8
Lodging and feeding	19	19	17
Security	16	15	14
Management Consulting	30	19	13
Maintenance of furniture	37	28	26
Maintenance of vehicle	23	22	19
Electric service	27	22	26
Other	152	116	107
	729	605	550

(e) Other:

	Year ended December 31,
	2009	2008	2007

Allowance for doubtful accounts	59	57	93
Disposal of fixed assets, net	45	30	40
Provisions (reversion provision) for contingencies-
Labor claims	—	4	43
Civil lawsuits — Consumers	(33)	19	28
ANEEL administrative proceedings	17	7	43
Civil lawsuits — Other	182	59	(6)
Other	(20)	10	10
Rentals	42	39	34
Grants and donations	39	43	41
Consumption — electric energy	15	15	17
Advertising	26	31	26
CCEE/MAE contribution	2	4	3
Other taxes (real estate, vehicle, etc)	46	42	39
General expenses	66	50	61
	486	410	472

21. EMPLOYEE PROFIT SHARING

The Company records employee profit sharing based on 3% of operational profit, adjusted for certain items specified by ANEEL in the Annual Reporting Procedure (PAC) as the general criterion for payment of profit shares to employees for the years 2009 and 2008, paid by May 2010. Additionally, in the collective wage negotiations and agreements of November 2009 and 2008, it was agreed with the unions that each employee would be paid an additional payment.

Together with the 2009/2008 agreement, the 2010/2009 agreement was signed, specifying the following:

• Linked to compliance with targets, the Company will distribute a percentage share of 6% of the operational profit, to be paid by May 2011.

• Each employee was paid, by March 2010, the greater of: 0.7 times his/her monthly remuneration, or R$5,000.00.

Under these agreements, the share in the profits of 2009, 2008 and 2007, including the contribution to the pension plan payable on these amounts, were R$233, R$362 and R$455, respectively.

22. FINANCIAL (EXPENSE) INCOME, NET

Financial (expense) income consists of the following:

	Year ended December 31,
	2009	2008	2007
Financial income-
Interest of account receivable from State Government , net of provision for losses	149	154	159
Interest income	235	256	177
Late charges on overdue electricity bills, recorded on the cash basis	151	145	112
Foreign exchange gains	123	13	118
Monetary restatement on deferred regulatory assets	76	215	520
Gains on derivatives contracts	4	45	4
Taxes on financial revenues	(40)	(45)	(65)
Financial compensation — RME	—	83	—
Other	106	156	150
	804	1,022	1,175
Financial expense-
Interest on loans and financing	(618)	(624)	(644)
Monetary restatement on deferred regulatory liabilities	—	(31)	(176)
Financial transaction tax (CPMF)	—	(4)	(66)
Foreign exchange losses	(28)	(126)	(12)
Monetary restatement losses	(15)	(85)	(47)
Losses on derivative contracts	(89)	—	(171)
Other expenses	(163)	(135)	(107)
	(913)	(1,005)	(1,223)
Financial income, net	(109)	17	(48)

The foreign exchange gains and losses are substantially related to the variation of the real in relation to the U.S. dollar.

23. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

Holding and Consolidated

	ASSETS		LIABILITIES		REVENUES		EXPENSES
ENTITIES	2009	2008	2009	2008	2009	2008	2009	2008

Cemig Distribuição S.A.
Dividends and interest on Capital	202	682	—	—	—	—	—	—
Others	22	12	10	10	—	—	—	—

Cemig Geração e Transmissão S.A.
Dividends and interest on Capital	917	518	—	—	—	—	—	—
Others	6	—	—	—	—	—	—	—

State Government of Minas Gerais
Accounts receivable (1)	2	2	—	—	81	70	—	—
Recoverable or payable taxes - VAT — current (2)	197	159	288	277	(2,440)	(2,521)	—	—
Account receivable from Minas Gerais State Government (3)	1,824	1,801	—	—	—	—	—	—
Recoverable taxes — VAT — non current (2)	57	79	—	—	—	—	—	—
Accounts receivable (4)	61	17	—	—	—	—	—	—
Debentures (5)	—	—	37	33	—	—	—	—
Account Securitization Fund (FIDC) (6)	—	—	951	990	—	—	—	—
Financing — BDMG (7)	—	—	10	19	—	—	—	—

Forluz
Employee post-retirement benefits — current (8)	—	—	82	75	—	—	(176)	(277)
Employee post-retirement benefits — non current (8)	—	—	1,308	1,765	—	—	—	—
Others	—	—	34	73	—	—	—	—
Personnel (9)	—	—	—	—	—	—	(44)	(49)
Administrative Costs (10)	—	—	—	—	—	—	(15)	(16)

Main material comments on the above transactions:

(1)

Sale of electricity to the government of the state of Minas Gerais — transactions on terms equivalent to those prevailing in the transactions with independent parties, considering that the price of the energy is that defined by ANEEL through a resolution referring to the company’s annual tariff adjustment.

(2)

The transactions in ICMS tax posted in the financial statements refer to transactions for sale of electricity and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(3)	Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. For more information please see Explanatory Note 3.
(4)

A substantial portion of the amount refers to the renegotiation of a debit originating from the sale of electricity to Copasa, with provision for payment up to September 2012, and financial updating (by the IGP-M inflation index + 0.5% per month).

(5)

Private issue of non-convertible debentures for R$ 120,000 thousand, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption after 25 years from the issue date. The amount at December 31, 2009 was adjusted to present value, as per Explanatory Note 14.

(6)

Senior units owned by third parties, in the amount of R$ 900,000, amortized in 20 half-yearly installments, from June 2006, with monetary updating by the CDI rate plus interest of 1.7% p.a.  For more information please see Explanatory Note 3.

(7)

Financings of the subsidiaries Transudeste and Transirapé with maturity in 2019 (TJLP long-term interest rate + 4.5 p.a. and UMBNDES 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates 5% p.a. and 10% p. a.).

(8)

Part of the contracts of Forluz are adjusted by the IPCA (Amplified Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024. For more information please see Explanatory Note 16.

(9)

Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 16), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(10)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

24. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty. Financial instruments, which potentially subject CEMIG to concentrations of credit risk are cash and cash equivalents for 2009 and 2008. CEMIG limits its credit risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions generally with short-term maturities.

(a) Cash and cash equivalents :

As of December 31, 2009 and 2008, cash and cash equivalents are stated at cost plus accrued interest and approximate fair value, given the short term maturities of these items.

(b) Financing and other financial instruments:

Based on interest rates currently available to CEMIG for bank financings with similar terms and average maturities, the fair value of long-term financing at December 31, 2009 and 2008 is R$9,277 and R$6,440, respectively, compared to book values of R$9,277 and R$6,511, respectively.

(c) Derivative financial instruments:

The Company utilizes derivative financial instruments to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. As of December 31, 2009, the Company has derivative financial instruments (“swaps”) with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the net notional amount of US$81 million (US$91 million in 2008). The net realized and unrealized losses from these operations for 2009 in the net amounts of R$85 (R$28 in 2008 and R$167 in 2007), were recorded as financial expenses.

The table below summarizes the Company’s derivative financial instruments and the unrealized losses recorded on these instruments as of December 31, 2009 and December 31, 2008:

			December 31, 2009
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million		Fair Value

US$ exchange gains or losses + rate (5.58% p.a. 7.48% p.a.)	R$ 100% of the CDI + rate from 1.50% p.a. to 3.01% p.a.	From 04/2009 to 06/2013	US$	38	(78)

R$ 106% of the CDI	R$ or US$ 48% of the CDI or exchange gains or losses (whichever is higher)	On 04/2010	R$	75	—

					(78)

			December 31, 2008
			Unrealized Losses
CEMIG’s Right	CEMIG’s obligation	Maturity Date	Principal amount contracted- million		Fair Value

¥ (Japanese Yen) exchange gains or losses + rate (3,90% p.a.)	R$ pegged to the CDI variation(111.00% CDI)	On 12/2009	¥3,879		3

US$ exchange gains or losses + rate (5.58% p.a. 7.48% p.a.)	R$ 100% of the CDI + rate from 1.50% p.a. to 3.01% p.a.	From 04/2009 to 06/2013	US$	59	(97)

R$ 106% of the CDI	R$ or US$ 48% of the CDI or exchange gains or losses (whichever is higher)	On 04/2010	R$	75	—

					(94)

At December 31, 2009, the Company had recorded the amount of R$78 as other current liabilities, representing the fair value of these financial instruments at the respective balance sheet date.

(d) Other financial instruments:

The carrying value of CEMIG’s other financial instruments, in reais, approximates fair values at such dates reflecting the short-term maturity or frequent repricing at December 31, 2009 and 2008 of these instruments.

25. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted ASC Topic 820 (Statement 157), which increased the disclosures related to assets and liabilities measured at fair value on a recurring basis.

ASC Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. The ASC clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

• Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a summary of instruments that are valued at fair value:

		Fair Value Measurements at December 31, 2009 Using
Description	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Cash equivalents
Bank deposit certificates	3,631	—	3,631	—
Treasury Financial Notes (LFTs)	75	75	—	—
Overnight deposits	105	—	105	—

	3,811	75	3,736	—

Liabilities
Foreign exchange swap contracts	78	—	78	—

(a) Bank deposit certificates and Overnight deposits:

The Company determines the fair values of its bank deposit certificates and Overnight deposits using a discounted cash flow model. This model is primarily industry-standard model that consider various assumptions, including time value and yield curve as well as other relevant economic measures. ASC Topic 820 requires that the valuation of derivative liabilities must take into account the company’s own nonperformance risk. The counterparty nonperformance risk was not considered in the fair value measurement by the Company due to management considered it was not significant considering the entities’ credit risk based on rating agencies.

(b) Foreign exchange swaps contracts:

The Company’s derivatives are valued using a discounted cash flow model that use as its basis readily observable market inputs, such as time value, forward interest rates, and current and forward market prices foreign currency exchange rates.

Nonfinancial assets and liabilities: The fair value of long lived assets is determined by estimating the present value of the expected cash outflows by reference to observable market transactions. Fair value option has not been elected for any of the Company’s financial assets and liabilities.

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

The adjustments in the net profit, which relate principally to (i) the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs and also from ANEEL (ii) the new calculation criterion for reimbursement of financial regulatory assets via tariffs, with a consequence of discounts in the amounts that in the opinion of the regulatory agency, were included higher in the Company’s tariff rate.

27. TRANSMISSION TARIFF REVIEW OF CEMIG GERAÇÃO E TRANSMISSÃO

Cemig Geração e Transmissão first Tariff Review was approved by the Council of ANEEL on June 17, 2009. In it, ANEEL set the percentage for repositioning of the Company’s Permitted Annual Revenue (“RAP”) at an increase of 5.35%, backdated to 2005.

ANEEL additionally established a financial component of R$158 to be paid to the Company as the “Adjustment Portion” (“PA”) in 24 months. This is the backdated effect of the tariff repositioning over the period from July 1, 2005 to June 30, 2009. The first installment, of R$86, was incorporated into the adjustment for the 2009—10 cycle, and the second part, of R$72, will be compensated in the 2010—11 adjustment.

As and when amounts of the “Adjustment Portion” are received through the tariff, the Company transfers the corresponding amount recorded in Assets to the Income statement.  The record of accounting of the “Adjustment Portion” is as follows:

		Components of the “Adjustment Portion”
Description	Balance at December 31, 2008	Additions	Amortization	Balance at December 31, 2009

National Grid	—	129	(35)	94
Frontier areas	—	14	(4)	10
Other Transmission Facilities (“DIT”)	—	15	—	15

	—	158	(39)	119

Current				83

Noncurrent				36

As specified in the CEMIG Geração e Transmissão’s concession contract, the calculations of the review were made on the basis of the whole of the CEMIG Geração e Transmissão´s assets, and not only on the assets relating to the new facilities.

28. EXPOSURE AND RISK MANAGEMENT

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

The main market risks which affect CEMIG’s operations are described as follows:

(a) Exchange rate risk

CEMIG and its subsidiaries are exposed to the risk of increases in exchange rates, mainly U.S. dollar against the real, significantly impacting its financial position, results of operations, and cash flows. The Company has derivative financial instruments (“swaps”) with financial institutions in the amount of R$8, equivalent to the notional amount of US$81. These financial instruments partially offset the exchange variation of the Brazilian real compared to the U.S. dollar for interest based on the CDI (See Note 24(c)). The exchange rate net exposure is as follows:

	December 31,
	2009	2008
U.S. Dollar
Financing	171	315
( - ) Contracted derivative instruments— notional amounts	8	(63)

	179	252
Japanese Yen
Financing	—	100
( - ) Contracted derivative instruments— notional amounts	—	(100)

	—	—
Other Currencies
Financing
Euro	19	30

	19	30

Net liabilities exposed to exchange rate risk	198	282

The exposure to exchange rates shown above is reduced by the Company through contracts to sell electricity to free consumers, which are priced in U.S. dollars. These contracts represent annual revenue of approximately US$120 million.

(b) Interest rate risk

CEMIG and certain subsidiaries are exposed to the risk of increases in international interest rates, impacting their loans and financing denominated in foreign currencies with floating rates, mainly LIBOR, in the amount of R$36 (R$91 as of December 31, 2008).

The Company is also exposed in 2009 to the risk of increases in interest rates on real denominated financial liabilities, partially offset by real denominated financial assets as follows:

	December 31,
CEMIG’s exposure to domestic interest rates	2009	2008

Asset
CRC Agreement	1,824	1,801
Short-term investments	3,811	1,798
Deferred regulatory assets	442	1,086
Derivative instruments	8	—

	6,085	4,685
Liabilities
Financing (local currency)	9,087	6,066
Derivative instruments	—	163

	9,087	6,229

Net liabilities exposed to interest rate risk	(3,002)	(1,544)

(c) Credit risk

The risk resulting from losses on doubtful receivables for CEMIG is considered low. A significant part of electricity sales is dispersed among a large number of customers. The Company’s procedures to reduce overdue bills comprise the issuance of notices that bills are overdue, phone calls and negotiations to permit the collectability of bills that are in arrears. After these efforts are exhausted, CEMIG interrupts the energy supply.

(d) Debt acceleration risk

The Company and certain of its subsidiaries have contracts for loans, financing and debentures with certain restrictive clauses (covenants), usually applicable to such operations, related to compliance with economic-financial indices, cash flow generation and other indicators. The creditors have the right to declare the early termination of CEMIG’s obligations and require the immediate payment of all outstanding debts in the case of a violation of such restrictive clauses. Two of these restrictive covenants were not complied with on December 31, 2009, and the Company obtained formal consent (waiver) from the creditor that it will not demand early maturity of the obligation prior to January 1, 2011.

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

29. SHAREHOLDERS’ AGREEMENT

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

30. CONCENTRATIONS

(a) Labor:

The majority of CEMIG’s work forces are members of SINDIELETRO (employee labor union). CEMIG and SINDIELETRO negotiate a collective bargaining agreement on an annual basis, which includes wage increases and profit sharing, along with other matters. The collective bargaining agreement becomes effective in November of each year. The 2009 collective bargaining agreement included a 4.88% (7.26% in 2008) average salary increase.

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

Seven of the Company’s hydroelectric plants accounted for approximately 75% of its installed electric generation capacity as of December 31, 2009.

GENERATION CONCESSIONS-	Installed Capacity (MW)(unaudited)	Expiration Date
São Simão	1,710	January 2015
Emborcação	1,192	July 2025
Nova Ponte	510	July 2025
Jaguara	424	August 2013
Miranda	408	December 2016
Três Marias	396	July 2015
Volta Grande	380	February 2017
Irapé	360	February 2035
Aimorés	162	December 2035
Salto Grande	102	July 2015
Others	734	July 2015 to August 2036

Total installed capacity	6,378

DISTRIBUTION CONCESSIONS-	Date concession expires
Northern Region	February 2016
Southern Regional	February 2016
Eastern Region	February 2016
Western Region	February 2016

31. INSURANCE

The Company has insurance policies for part of its property, plant and equipment, as follows:

Risk	Coverage	Effective Date	Insured Amount (*)
Aircraft (Cemig Geração e Transmissão) – 2009 to 2010	Fuselage	05/25/09 to 04/29/10	U$	4
Aircraft (Cemig Geração e Transmissão) – 2009 to 2010	Third party liability	05/25/09 to 04/29/10	U$	10
Warehouses and buildings – 2009 to 2010	Fire	11/08/09 to 11/08/10		731
Aircraft (Cemig Distribuição) – 2009 to 2010	Fuselage	04/29/09 to 04/29/10	U$	6
Aircraft (Cemig Distribuição) – 2009 to 2010	Third party liability	04/29/09 to 04/29/10	U$	14
Generators, turbines and equipment – 2009 to 2010	Total	05/05/09 to 05/05/10		1,954	(**)

CEMIG, except for the aeronautical segment, does not have general third-party liability insurance covering accidents and has not requested bids relating to this type of insurance. The Company has not requested bids for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risk or system failures. In addition, the Company does not have insurance for losses incurred as a result of business interruption caused by a strike or other type of labor action.

The Company has not experienced significant losses arising from the aforementioned risks.

(*) Unaudited

(**)The maximum limit of indemnity is R$187

32. COMMITMENTS

CEMIG has outstanding contractual obligations and cash commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2009, about our contractual obligations and cash commitments.

	2010	2011	2012	2013	2014	2015	2016 and beyond	Total

Debt (1)	3,913	1,119	1,273	1,109	908	424	531	9,277
Derivative financial instruments (“swaps”)	51	11	11	5	—	—	—	78
Purchase of Electricity from Itaipu (2)	899	842	863	897	925	722	18,761	23,909
Transportation of Electric Power from Itaipu (2)	67	70	71	74	54	47	2,148	2,531
Pension Plan Debt - Forluz	82	70	66	43	46	48	549	904
“ Luz para todos” (Light for all) Program	499	—	—	—	—	—	—	499
Regulatory investments	631	631	631	157	—	—	—	2,050
Electricity Power Purchase (3)	2,525	3,003	3,969	4,605	4,318	4,181	112,344	134,945
Total	8,667	5,746	6,884	6,890	6,251	5,422	134,333	174,193

(1)          In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. These amounts do not include interest payments on debt or payments under interest rate swap agreements. The Company expects to pay approximately R$590 in interest payments on debt in 2010.  The Company does not believe projections of interest payments and payments under interest rate swap agreements would be meaningful.

(2)          Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2009.

(3)          It includes spot market, purchase through auctions and bilateral agreements.

33. SEGMENT INFORMATION

The main Company’s reportable segments are its generation and transmission, and distribution segments.

The Company’s chief operating decision maker utilizes information prepared in accordance with Brazilian GAAP. Consequently, the Company has presented its segment information in accordance with Brazilian GAAP, reconciled to U.S. GAAP. The operations of all reportable segments of the Company are conducted substantially in the State of Minas Gerais, Brazil. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a responsible senior officer. All inter-segment activity has been eliminated. Financial information for each of the Company’s reportable segments for the years ended December 31, 2009, 2008 and 2007 (only for the consolidated statements of operations and comprehensive income), is as follows:

	BRGAAP 2009	Adjustment	USGAAP 2009	BRGAAP 2008	Adjustment	USGAAP 2008
Identifiable assets
Electricity
Distribution	13,398	(162)	13,236	13,196	149	13,345
Generation and Transmission	11,503	721	12,224	8,281	826	9,107
Other	3,140	(39)	3,101	2,340	(11)	2,329

Total consolidated assets	28,041	520	28,561	23,817	964	24,781

The Company allocated the account receivable from Minas Gerais State Government to the Distribution segment.

2009	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	3,807	7,318	(114)	11,011	89	11,100

Operating income	2,206	625	(19)	2,812	(293)	2,519

Financial income (expenses), net	(197)	—	5	(192)	83	(109)

Income tax — (Expense) Benefit	(608)	(135)	(136)	(879)	72	(807)

Net income	1,473	431	43	1,947	(179)	1,768

Depreciation and amortization charges	(242)	(357)	(30)	(629)	(82)	(711)

Equity method	—	—	206	206	(41)	165

Additions to property, plant and equipment	124	632	70	826	25	851

2008	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	3,334	6,412	93	9,839	(11)	9,828

Operating income	1,750	847	(101)	2,496	(209)	2,287

Financial income (expenses), net	(171)	(12)	68	(115)	132	17

Income tax — (Expense) Benefit	(431)	(226)	(126)	(783)	28	(755)

Net income	1,148	609	55	1,812	(59)	1,753

Depreciation and amortization charges	(240)	(354)	(26)	(620)	149	(769)

Equity method	—	—	214	214	(10)	204

Additions to property, plant and equipment	96	716	46	858	113	971

2007	Power Generation and Transmission	Distribution of Energy	Other	BRGAAP	Adjustment	USGAAP

Net operating revenues	2,999	6,368	111	9,478	(48)	9,430

Operating income	1,450	1,405	(51)	2,804	(274)	2,530

Financial income (expenses), net	(185)	10	34	(141)	93	(48)

Income tax — (Expense) Benefit	(298)	(312)	(134)	(744)	63	(681)

Net income	857	771	107	1,735	(117)	1,618

Depreciation and amortization charges	239	417	16	672	206	878

Equity method	—	—	222	222	—	222

Additions to property, plant and equipment	293	733	24	1,050	70	1,120

34. CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CEMIG

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008 (UNCONSOLIDATED)

(Expressed in millions of Brazilian reais)

	December 31,
	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	657	257
Tax recoverable (note 8)	8	12
Deferred income and social contr. Taxes (note 5)	8	18
Dividends receivable	1,362	1,437
Other	14	21

	2,049	1,745

NONCURRENT ASSETS
CRC Account Securitization Fund (FIDC) (note 3)	873	811
Deferred income and social contr. Taxes (note 5)	133	158
Tax recoverable (note 8)	112	174
Escrow deposits	95	88
Other	137	107

	1,350	1,338

PERMANENT ASSETS
Investments in subsidiaries and affiliates	8,730	7,897
Property, plant and equipment	31	5

	8,761	7,902

TOTAL ASSETS	12,160	10,985

	December 31,
	2009	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable to suppliers	14	7
Payroll and related charges	18	16
Taxes payable	33	32
Dividends and interest on capital	954	960
Current portion of long-term financing	23	7
Other	40	39

	1,082	1,061

LONG TERM LIABILITIES
Long-term financing (note 14)	55	74
Employee post-retirement benefits (note 16)	110	90
Accrued liability for contingencies (note 17)	385	397
Other	106	30

	656	591

SHAREHOLDERS’ EQUITY	10,422	9,333

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,160	10,985

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 (UNCONSOLIDATED)

(Expressed in millions of Brazilian reais)

	December 31,
	2009	2008

OPERATING EXPENSES	(59)	(127)
OTHER INCOME	1,954	1,940
FINANCIAL INCOME (EXPENSES), NET	1	58
INCOME AND SOCIAL CONTRIBUTION TAXES	(128)	(118)

NET INCOME	1,768	1,753

OTHER COMPREHENSIVE INCOME	253	299

COMPREHENSIVE INCOME	2,021	2,052

STATEMENTS OF CASH FLOWS (UNCONSOLIDATED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Expressed in millions of Brazilian reais)

	December 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES	1,628	1,281

CASH FLOWS FROM INVESTING ACTIVITIES
Escrow deposits	(8)	5
Acquisition of investments	(290)	(181)

Net cash used in investing activities	(298)	(176)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends and interest on capital paid	(930)	(870)

Net cash provided by (used in) financing activities	(930)	(870)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	400	235

CASH AND CASH EQUIVALENTS:
Beginning of the year	257	22
End of the year	657	257

	400	235

SUPPLEMENTARY CASH FLOWS DISCLOSURE:
Taxes paid - income taxes	40	84
Interest paid, net of interest capitalized	11	9

Following is information relating to CEMIG unconsolidated condensed financial statements presented above:

•                  Investments — As of December 31, 2009 and 2008, investments in subsidiaries and affiliates are comprised as follows (see note 9):

	2009	2008
Cemig Geração e Transmissão S.A.	3,944	3,808
Cemig Distribuição S.A.	2,541	2,209
Empresa Amazonense de Transmissão de Energia S.A. – EATE	511	183
Companhia de Gás de Minas Gerais – GASMIG	431	320
Light	377	—
Cemig Telecom	271	259
Empresa Norte de Transmissão de Energia S.A. – ENTE	154	59
Empresa Paraense de Transmissão de Energia S.A. – ETEP	98	38
Horizontes Energia S.A.	67	67
Rosal Energia S.A.	52	125
Sá Carvalho S.A.	45	95
Empresa Regional de Transmissão de Energia S.A. – ERTE	35	13
Cemig PCH S.A.	33	52
Usina Térmica Ipatinga S.A.	32	66
Transchile Charrúa Transmisión S.A.	28	34
Empresa Catarinense de Transmissão de Energia S.A. – ECTE	22	10
Companhia de Transmissão Centroeste de Minas	17	7
Cemig Capim Branco Energia S.A.	15	55
Companhia Transleste de Transmissão – Transleste	12	12
Companhia Transudeste de Transmissão – Transudeste	8	7
Efficientia S.A.	7	6
Central Térmica de Cogeração S.A.	6	154
Companhia Transirape de Transmissão – Transirape	6	5
UTE Barreiro S.A.	5	2
Axxiom	3	3
Rio Minas Energia	—	303
Others	10	5

	8,730	7,897

•                  Taxes recoverable — As of December 31, 2009 and 2008, taxes recoverable are mainly comprised as follows (see note 8):

	December 31,
	2009	2008

Current assets -
VAT	4	4
COFINS	—	5
PIS	—	1
Other	4	2

	8	12

Other non-current assets -
Income tax	100	163
Social contribution tax	12	11

	112	174

•                  Deferred income and social contribution taxes — As of December 31, 2009 and 2008, the major components of the deferred income and social contribution taxes are as follows (see note 5):

	December 31,
	2009	2008

Tax loss carryforwards	413	479
Employee post-retirement benefits	24	15
Provision for contingencies	94	100
Provision for doubtful accounts	16	18
Other temporary differences	2	1

	549	613
Provision for losses on realization of deferred tax balances	(408)	(437)

	141	176

Current Assets	8	18
Other Assets	133	158

•                  Accrued liabilities for contingencies — As of December 31, 2009 and 2008, accrued liabilities for contingencies are mainly comprised as follows (see note 17):

	December 31,
	2009	2008
Labor Claims
Various	73	75

Civil Lawsuits
Personal Injury	20	28
Rate Increase	55	76
Other	89	94

	164	198
Tax
FINSOCIAL	21	21
Taxes payable — Suspended Liability	85	77
INSS	1	1
Other	17	13

	124	112
Regulatory
ANEEL Administrative Proceedings	24	12

Total	385	397

35. SUBSEQUENT EVENTS

(a) Rates readjustment

The rates of Cemig Distribuição S.A. were increased by an average of 1.67% from April 8, 2010. The adjustment was applied in different percentages by category of consumption. The effect of the rate adjustment (net amount of R36) was recorded into the consolidated revenue of the year ended in 2009

(b) Capital increase approved in the Annual General Meeting of Shareholders occurred on April 29, 2010

The capital increase was approved in the Annual General Meeting of Shareholders occurred on April 29, 2010. The registered capital of CEMIG according to the Brazilian Corporate Law increased from R$3,102 to R$3,412, with issuance of new shares through capitalization of R$295 of the balance of the Retained Earnings Reserve, and R$15 from the Capital Reserve, distributing to shareholders as a consequence a 10% share bonus, in new shares of the same type as those held, with a nominal unit value of R$5.00.

(c) Acquisition of additional stake in Light

CEMIG signed two Purchase and Sale Agreement with the Andrade Gutierrez Concessões S.A. (“AGC”) and FIP PCP (controlling company of Equatorial Energia S.A. - “Equatorial”), with the objective of restructuring the control of Light SA.

For Light’s interest acquisition CEMIG will set up a Special Purpose Entity (“SPE”) together with FIP Fund (Investment Fund), where CEMIG will have a minority interest. This SPE will hold at the end of the restructuring 26.06% interest in Light SA. CEMIG will stay with its original interest of 13.03% directly in the Light.

The closing of the transaction is subject to approval by the competent regulatory bodies, by BNDES and all other approvals, financing agents and debenture holders of Light and its subsidiaries as necessary. The closing date of the transaction will be determined after the fulfillment of these conditions.

Agreement with AGC:

Purchase and Sale Agreement for acquisition of approximately 13.03% of the total share and voting capital of Light. The total purchase price was R$785, equivalent to R$29.54 per common share, being the amount of R$753, representing 12.50% of the total capital of Light, paid on March 25, 2010 and R$32, representing 0.53% of total capital of Light, until June 27, 2010. These values will be corrected by the rate CDI - Interbank Deposit Certificate and will be deducted from dividends and interest on own capital may be paid or declared by the Light in that period.

Contract with the FIP PCP:

Purchase and Sale Agreement for acquisition of 7.22% from total share and voting capital of Light. To conclude this transaction, Equatorial must pass through a process of split off to segregate the indirect assets of Light for a new company (“Newco”) to be incorporated and listed in the highest level of corporate governance of BM&F Bovespa (“New Market”). Thus, Newco will hold the shares of Light currently belonging to Equatorial. After this split off and the listing of Newco’s shares on the New Market, the controlling group of Equatorial (FIP PCP) will dispose all of its direct and / or indirect interest in Newco to a company whose capital CEMIG participate at not less than 20%. The purchase price was the same as that negotiated with the AGC, from R$ 29.54 per share of Light, which corresponds to R$435 for indirect currently held by FIP PCP in Light.

The transaction value may reach R$785, corresponding to the total value of common shares issued by Light that Newco will indirectly hold, representing approximately 13.03% of the total share and voting capital of the Light, if the minority shareholders of Newco exercising their right to sell under the same conditions of the controlling (tag along).

The Reorganization of Equatorial should be completed within a maximum period of 18 months and the amount to be paid will be fixed in time for the DI Interbank Rate, from December 1, 2009 trough the date of payment and will be deducted from the value the Dividends and interest on capital which may be paid or declared by the Light in this period.

(d) Additional option contract to buy indirect interest in Light

On March 24, 2010 CEMIG entered into an option contract for sale of shares and other matters (“the Option”) with Enlighted Partners Venture Capital LLC, a limited liability company registered in Delaware, USA. The object of the contract is the grant of an option to sell the share units of Luce Investment Fund (“Luce Fund”), with head office in Newark, DE, United States, which owns 75% of the share units in Luce Brasil Fundo de Investimento em Participações, with headquarters in the City and State of Rio de Janeiro, which in turn is the indirect holder, through Luce Empreendimentos e Participações S.A., of 26,576,149 common shares in Light, representing approximately 13.03% of the total and voting capital of Light.

The price of the share units of Luce Fund, in the event of the Option being exercised, is US$340.5, plus interest equivalent to 11% per year from December 1, 2009. From that amount will be deducted any dividends or Interest on Equity paid or declared by Light as from December 1, 2009 up to the exercise of the Option, in case it happens. The price of the shares is equivalent to R$588 at the exchange rate of December 1, 2009.

The Option may be exercised at any time in the period from October 1 through October 6, 2010 and its exercise shall create an obligation upon CEMIG to acquire or indicate a third party that shall acquire the totality of the share units of Luce Fund.

Final closing of this transaction is conditional upon certain contractually established requirements being met, and also approval by the ANEEL; the Administrative Economic Defense Council, Cade; BNDES; and, where necessary, the other financing agents of and debenture holders of Light and its subsidiaries.

(e) TAESA’s public offering

On March 23, 2010 the jointly-controlled subsidiary Alterosa (“the Offering Party”), published a Notice submitting to holders of shares and/or units issued by TAESA, a public offer for acquisition of the shares and units issued by the Company (“the Offering”). The principal conditions were as follows: to acquire the stockholding control of TAESA, the Offering Party paid the amount of R$2,148 (R$37.14 per Unit and R$12.38 per Share - “the Acquisition Price”), which includes the deduction of the amounts of dividends that were paid by TAESA on October 26, 2009 (R$3.44 per Unit and R$1.15 per Share), and also the monetary updating of 103% of the Selic Rate from September 30, 2009 to November 3, 2009, exclusive, as specified in the contract for purchase and sale of shares in TAESA.

The Offering Party intended to acquire the shares and the units from those to whom the Offering was addressed for a price equivalent to 100% of the Acquisition Price (R$37.14 per unit and R$12.38 per share - “the Offer Price”).

The Offer Price was to be paid at sight, in Brazilian currency, on the settlement date, updated by the Selic rate calculated pro rata temporis from the Closing Date, exclusive, up to the Settlement Date, inclusive. The Intermediary Institution had the duty of informing the Operations Director of the BM&F Bovespa of the Offer Price by up to two days before the date of holding the Auction.

Stockholders wishing to accept the Offer were instructed to qualify by 6 pm on day prior to the date of holding of the Auction, with Itaú Corretora or any other broker authorized to operate in the Bovespa segment of the BM&FBovespa (“Broker”), for such Broker to represent it in the Auction.

The Auction of the Offer was held on May 6, 2010 (“the Auction Date”), at 1 pm, obeying the rules established by the BM&FBovespa (“the Auction”).

(f) CEMIG Geração e Transmissão issued debentures and redeemed commercial promissory notes of the third issue

On January 15, 2010 Cemig Geração e Transmissão issued 270,000 debentures non-convertible into shares, which totalized R$2,700. The debentures were subscribed on March 9 and March 10, 2010, and the funds obtained from the Offering were used to pay an early redemption of all the Commercial Promissory Notes in circulation (“Total Early Redemption”), in accordance with item VI of the conditions stated on the Notes, under the heading “Early Redemption”.

On March 10, 2010 (Redemption Date) the Company made the payment of the Nominal Unit Value of the Notes, augmented by the remuneration specified in item 1 of the said conditions, under the heading “Remuneration”, calculated pro rata temporis from the Issue Date (October 30, 2009) up to the said Redemption Date. The Company paid on March 10, 2010 the approximately amount of R$2,945 for the promissory notes.

(g) Notes from CEMIG Distribuição

On May 27, 2010 CEMIG Distribuição raised around R$600 with Banco Brasil S.A. (“Banco do Brasil) through two Cédulas de Crédito Comercial (Notes). which maturity date is May 10, 2013 and the effective rate of interest is 11.43% per year.

Additionally, CEMIG Distribuição made a swap transaction with Banco do Brasil, in the same amount of the notes, substituting the stated interest rate 11.47% for the rating of 96% of CDI. The swap’s maturity date is May 27, 2010.

***************

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2010.

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

4.3

Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010.

4.5

Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6

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

4.8

Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9

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

4.13

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

4.15

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

4.17

Share Purchase Agreement, dated April 23, 2009, between Cemig Geração and Transmissão S.A., Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009.

4.19	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Fundo de Investimento em Participações PCP, dated December 30, 2009.

4.20	English Summary of Put Option Agreement between Companhia Energética de Minas Gerais — CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2010.