Form 20-F
period 2010-12-31
ENERGY CO OF MINAS GERAIS
filed 2011-06-30
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes   ☒ No

* Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PRESENTATION OF FINANCIAL INFORMATION

Companhia Energética de Minas Gerais—CEMIG is a sociedade por ações, de economia mista (a state-controlled mixed capital company) organized under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to “CEMIG,” “we,” “us,” “our” and the “Company” are to Companhia Energética de Minas Gerais—CEMIG and its consolidated subsidiaries, except when the reference is specifically to Companhia Energética de Minas Gerais—CEMIG (parent company only) or the context otherwise requires. References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real

i

(singular), the official currency of Brazil, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, and with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). For purposes of this annual report we prepared the consolidated statements of financial position as of December 31, 2010 and 2009 and January 1, 2009 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2010 and 2009, in reais in accordance with International Financial Reporting Standards or IFRS, as issued by the IASB. As a result of our adoption of IFRS as from January 1, 2009, we are required to include in our audited financial statements as of December 31, 2010 and 2009 and for the two years ended December 31, 2010 an opening balance sheet as of January 1, 2009.  These consolidated financial statements are our first consolidated financial statements prepared in accordance with IFRS.  KPMG Auditores Independentes has audited our consolidated financial statements as of and for the years ended December 31, 2010 and 2009 and as of January 1, 2009 as stated in their report appearing elsewhere herein.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$1.6631 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 31, 2010. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

Changes to Regulatory Requirements for Presentation of Financial Statements — Convergence to International Financial Reporting Standards

Presentation of  financial statements in accordance with IFRS

On July 13, 2007, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM issued Rule No. 457 to require listed companies to publish their consolidated financial statements in accordance with IFRS, as issued by the IASB, starting with the year ending December 31, 2010.

Convergence of Brazilian GAAP  to IFRS

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards.  Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS.  To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporate Law and required the different applicable regulators (including the CVM) to issue accounting rules conforming to the accounting standards adopted in international markets.  Additionally, the statute was used to set accounting standards for the CPC, which is a committee of officials from the Brazilian Federal Accounting Board (Conselho Federal de Contabilidade), Brazilian Independent Auditors Institute (Instituto dos Auditores Independentes do Brasil), São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros) or BM&FBovespa, industry representatives and academic bodies that have issued accounting guidance and pursue the improvement of accounting standards in Brazil.  Law No. 11,638 permits the CVM to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Subsequently on May 27, 2009, Law No. 11,941 was enacted, which, among other things, amended numerous provisions of the Brazilian Corporate Law and tax regulation, bringing Brazilian GAAP and IFRS into closer agreement.

As result of the issuance of Law No. 11,638, and Law No. 11,941, CPC has issued approximately 60 standards, interpretations and orientations with the objective of making Brazilian GAAP similar to IFRS.  The CPC issued several standards for application beginning with the year ended December 31, 2008, and during 2009 and 2010 the CPC issued several additional standards.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2010 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency), or Aneel, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

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

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, principally in “Item 3. Key Information,” “Item 5, Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions relating to, among other things:

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

•              our level of debt and the maturity profile of our debt;

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Selected Consolidated Financial Data

The following tables present our selected consolidated financial and operating information in IFRS as of the dates and for each of the periods indicated. You should read the following information together with our consolidated financial statements, including the notes thereto, included in this annual report and the information set forth in “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial Information.”

The selected consolidated financial data as of December 31, 2010 and 2009 and for each of the years ended December 31, 2010 and 2009, in IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report.  These consolidated financial statements are our first consolidated financial statements prepared in accordance with IFRS.

U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$1.6631 per US$1.00, the exchange rate as of December 31, 2010. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On June 3, 2011, the exchange rate for reais was R$ 1.5722 per US$1.00. See “—Exchange Rates.”

Selected Consolidated Financial Data in IFRS

	As and for the year ended December 31,
	2010	2010	2009
	(in millions of US$)(1)(2)	(in millions of R$ except per share/ADS data or as otherwise indicated)
Income Statement Data:
Net operating revenues:
Electricity sales to final consumers	8,028	13,352	13,233
Electricity sales to the interconnected power system	963	1,602	1,775
Use of basic transmission and distribution networks	1,932	3,213	2,235
Other operating revenues	476	791	652
Tax on revenues	(3,665)	(6,095)	(5,737)
Total net operating revenues	7,734	12,863	12,158

Operating costs and expenses:
Electricity purchased for resale	(2,238)	(3,722)	(3,199)
Use of basic transmission and distribution networks	(438)	(729)	(853)
Depreciation and amortization	(539)	(896)	(895)
Personnel	(728)	(1,211)	(1,318)
Gas purchased for resale	(135)	(225)	(167)
Royalties for use of water resources	(84)	(140)	(154)
Third-party services	(555)	(923)	(819)
Employee post-retirement benefits	(64)	(107)	(150)
Materials and supplies	(81)	(134)	(114)
Operational provision	(83)	(138)	(124)
Employee profit sharing	(195)	(325)	(239)
Construction cost	(120)	(200)	(119)
Other	(281)	(466)	(316)
Total operating costs and expenses	(5,541)	(9,216)	(8,467)

Operating income	2,193	3,647	3,691

Financial income (expenses), net	(496)	(825)	(354)

Income before income taxes and non-controlling interests	1,697	2,822	3,337
Income taxes expense	(339)	(564)	(1,131)
Net income before non-controlling interests	1,358	2,258	2,206
Non-controlling interests	—	—	(73)
Net income	1,358	2,258	2,133

Other comprehensive income (loss)	—	—	—
Comprehensive income	1,358	2,258	2,133

Basic earnings (loss): (3)
Per common share	2.05	3.41	3.69
Per preferred share	2.05	3.41	3.69
Per ADS	2.05	3.41	3.69
Diluted earnings (loss): (3)
Per common share	2.05	3.41	3.69
Per preferred share	2.05	3.41	3.69
Per ADS	2.05	3.41	3.69

	As of and for the year ended December 31,
	2010	2010		2009
	(in millions of US$)(1)(2)	(in millions of R$ except per share/ADS data or as otherwise indicated)
Balance Sheet Data:
Assets:
Current assets	4,862	8,086		8,617
Property, plant and equipment, net	4,947	8,228		8,303
Intangible assets	2,889	4,804		3,705
Financial assets	4,398	7,315		5,508
Account receivable from the Minas Gerais State Government	1,105	1,837		1,824
Other assets	1,974	3,283		2,337
Total assets	20,177	33,556		30,294

Liabilities:
Current portion of long-term financing	1,325	2,203		6,659
Other current liabilities	2,525	4,200		3,620
Non-current financing	6,629	11,024		4,634
Employee post-retirement benefits—Non-current	1,240	2,062		1,915
Shareholders’ equity	6,900	11,476		11,165
Capital stock	2,052	3,412		3,102

Other Data:
Weighted average outstanding shares—basic: (3)
Common		298,269,668		271,154,243
Preferred		383,853,994		348,958,176
Dividends per share (3)
Common		R$	1.75	R$	2.68
Preferred		R$	1.75	R$	2.68
Dividends per ADS (3)		R$	1.75	R$	2.68
Dividends per share (5)(3)
Common		US$	1.05	US$	1.61
Preferred		US$	1.05	US$	1.61
Dividends per ADS (5)(3)		US$	1.05	US$	1.61

Weighted average outstanding shares—diluted: (3)
Common		298,269,668		271,154,243
Preferred		383,853,994		348,958,176
Dividends per share diluted (3)
Common		R$	1.75	R$	2.68
Preferred		R$	1.75	R$	2.68
Dividends per ADS diluted (3)		R$	1.75	R$	2.68
Dividends per share diluted (5)(3)
Common		US$	1.05	US$	1.61
Preferred		US$	1.05	US$	1.61
Dividends per ADS diluted (5)(3)		US$	1.05	US$	1.61

(1)       Converted at the exchange rate of US$1.00 to R$1.6631, the exchange rate as of December 31, 2010. See “—Exchange Rates.”

(2)       In millions, except per share/ADS data.

(3)       This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.

(4)       Per share numbers have been adjusted to reflect the stock dividends on our shares in May 2009 and 2010, and per ADS numbers have been adjusted to reflect the corresponding adjustments to our ADS.

Exchange Rates

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional), or CMN, consolidated the commercial rate exchange market and the floating rate market into a single exchange market. Such regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a foreign person or company, without limitation as to amount. Additionally, all foreign exchange transactions must be carried out by financial institutions authorized by the Central Bank to operate in this market.

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

The table below sets forth, for the periods indicated, the low, high, average and period-end exchange rates for reais, expressed in reais per US$1.00.

	Reais per US$1.00
Month	Low	High	Average	Period-end
December 2010	1.6631	1.7183	1.6955	1.6631
January 2011	1.6452	1.6921	1.6745	1.6739
February 2011	1.6597	1.6780	1.6664	1.6598
March 2011	1.6274	1.6727	1.6574	1.6287
April 2011	1.5635	1.6156	1.5833	1.5670
May 2011	1.5745	1.6382	1.6136	1.5833
June 2011 (1)	1.5722	1.5974	1.5816	1.5974

(1)As of June10, 2011.

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2006	2.0549	2.3580	2.1738	2.1342
2007	1.7298	2.1520	1.9449	1.7790
2008	1.5580	2.6190	1.8322	2.3130
2009	1.6995	2.4420	1.9976	1.7425
2010	1.6574	1.8885	1.7600	1.6631

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

The operations of CEMIG have had and will continue to have an important impact on the commercial and industrial development of the State of Minas Gerais, and on its social conditions. In the past, the State Government has used, and may in the future use, its status as our controlling shareholder to decide whether we should engage in certain activities and make certain investments aimed, principally, to promote its political, economic or social objectives and not necessarily to meet the objective of improving our business and/or operational results.

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

The constitutionality of Law No. 10,848/04 is currently being challenged before the Brazilian Supreme Court. The Brazilian Supreme Court has not yet reached a final decision and, therefore, Law No. 10,848/04 is currently in force. If Law No. 10,848/04 is considered to be unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by Law No. 10,848/04 might cease to be in effect, which would generate uncertainty as to how and when the Federal Government will be able to introduce changes to the electricity industry. Accordingly, we cannot currently evaluate the impact of new regulation to be issued by Aneel or the impact that a decision on the constitutionality of Law No. 10,848/04 would have on our future activities, results of operations and financial condition.

The rules for the sale of electric energy and market conditions could affect our energy selling prices.

Under applicable law, our generation companies are not allowed to sell energy directly to our distribution companies. As a result, our generation companies have to sell electricity in a regulated market through public auctions conducted by Aneel (the “Regulated Market,” the “Regulated Contracting Environment - ACR,” or the “Pool”) or in the Free Market (the “ACL”). Legislation allows distributors that contract with our generation companies under the Regulated Market to reduce the quantity of energy contracted under some agreements up to a certain limit, exposing our generation companies to the risk of failing to sell their remaining energy at adequate prices.

We perform trading activities through power purchase and sale agreements, mainly in the ACL, through our generation and trading subsidiaries.  Contracts in the ACL may be entered into with other generating agents, energy traders, or “Free Consumers”, who are allowed to purchase energy directly from generating agents. Free Consumers are consumers with demand equal to or greater than 3 MW, who are allowed to choose their electricity supplier. Older contracts with this type of consumer give them the flexibility to purchase more or less energy (by 5% on average) from us than was originally contracted for by such consumers, which may adversely impact our business, results of operations and financial condition. Newer contracts, signed after 2005, generally do not allow for this kind of flexibility in the purchase of energy. Nonetheless, the increase in market competition could lead to this type of arrangement becoming common again.

In addition to Free Consumers, “Special Consumers”, who are consumers with contracted demand between 500kW and 3MW, are eligible to buy energy in the Free Market so long as they buy electricity from alternative sources, such as Small Hydroelectric Plants, biomass plants or wind plants. With the growth of trading in the alternative-energy market, CEMIG acquired a portfolio of purchase contracts for this type of energy. The agreements for sale to Special Consumers also have specific flexibilities to comply with their particular characteristics, linked to their historical consumption level. Very wide market variations might generate short-term positions that could have a prejudicial financial impact on our results.

Despite the strategy described in the Power Generation and Trading section, lack of liquidity for execution of the trading policy or volatility in future prices due to market conditions and/or market perceptions may negatively affect our results of operations. Also, if we are unable to sell all the power capacity in the regulated auctions or in the free market, the unsold capacity will be settled in the CCEE at settlement prices (Preço de Liquidação de Diferenças), or PLD, which tend to be very volatile. If this occurs in periods of low settlement prices, our revenues and results of operations could be adversely affected.

Aneel has discretion to establish the rates Cemig distribution charges consumers. These rates are determined pursuant to concession contracts entered into with Aneel (acting on behalf of the Federal Government) and in accordance with Aneel’s regulatory decision-making authority.

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments: (1) the annual readjustment; (2) the periodic revision; and (3) the extraordinary revision. We are entitled to apply each year for the annual readjustment, which is designed to offset the effects of inflation on rates and allows us to pass through to consumers certain changes in our costs that are beyond our control, such as the cost of electricity we purchase and government-imposed sector charges, including charges for the use of transmission and distribution facilities. In addition, Aneel carries out a periodic tariff revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our scale gains, which will be considered in our annual rate adjustments and passed on to our consumers. We are also entitled to request an extraordinary revision of our rates if unforeseen events significantly alter our cost structure. The periodic revision and extraordinary revision are subject, to a certain degree, to the discretion of Aneel, in spite of there being pre-established rules at each review cycle.

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

We may be unable to collect the full amount of a significant receivable from the State Government.

We have an account receivable from the State Government, referred to as the Contrato de Cessão de Crédito de Saldo Remanescente, or CRC Account. We renegotiated and changed the terms of the CRC account on certain occasions, and on January 27, 2006 we placed the credits on the CRC account into a Credit Receivables Fund (FIDC), acquiring subordinated units of the Fund, as part of a securitization transaction. The senior units of the FIDC were subscribed by two commercial banks. The value of the FIDC on December 31, 2010 was R$1,837 million, the amount related to the subordinated units being R$939 million and the amount relating to the senior units being R$898 million. The CRC Account is being repaid through the withholding of part of any dividends the State Government is entitled to receive. Senior unit holders of the FIDC are entitled to certain scheduled payments of earnings by the FIDC, which are funded by the withheld dividends and guaranteed by us. We cannot guarantee that sufficient dividends will be withheld for making scheduled payments to senior unit holders in the FIDC, which could result in us having to make certain scheduled payments to senior unit holders of the FIDC, under the terms of the guarantee we provided. See “Item 5. Operating and Financial Review and Prospects—Impact of Our Account Receivable from the State Government.”

We are strictly liable for any damages resulting from inadequate rendering of electricity services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity transmission and distribution services. In addition, the damages caused to end consumers as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the National System Operator (Operador Nacional do Sistema, or ONS) or to the ONS itself, are shared among generation, distribution and transmission companies. Until a final allocation is defined, the liability for such damages will be shared in the proportion of 35.7% to distribution agents, 28.6% to transmission agents and 35.7% to generation agents. These proportions are established by the number of votes that each class of energy concessionaires receives in the general meeting of the ONS, and as such, they are subject to change in the future.  Our business, results of operations and financial condition might be adversely affected as a result of any such damages.

We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.

As a state controlled company, we are subject to rules and limits on the level of credit applicable to the public sector issued by the CMN and by the Central Bank. These rules set certain parameters and conditions for financial institutions to be able to offer credit to public sector entities. Thus, if our operations do not fall within these parameters and conditions, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan. Brazilian legislation also establishes that a state-controlled company, in general, may use proceeds from external transactions with commercial banks (debt, including bonds) only to refinance financial obligations. As a result of these regulations, our capacity to incur debt is limited, and this could negatively affect the implementation of our investment plan.

There are contractual restrictions on our capacity to incur debt.

We are subject to certain restrictions on our ability to incur debt due to covenants set forth in our loan agreements. In the event of our non-compliance with any such covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. In the past, and in 2009 and 2010, in particular, we have, at times, been in non-compliance with our covenants under our loan agreements, and although we were able to obtain waivers from our creditors in regards to such non-compliance, no assurance can be given that we would be successful in obtaining any waivers in the future. Early maturity of our obligations could adversely affect our financial condition especially in light of cross default provisions in several of our loan and financing contracts. The existence of limitations on our indebtedness could prevent us from executing new agreements to finance our operations or to refinance our existing obligations which could adversely affect our business, results of operations and financial condition.

We could be penalized by Aneel for failing to comply with the terms and conditions of our concession agreements, and/or the authorizations granted to us, which could result in fines, other penalties and, depending on the severity of non-compliance, expropriation of the concession agreements or revocation of the authorizations.

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government through Aneel and/or pursuant to authorizations granted to the companies of our portfolio, as the case may be. Aneel may impose penalties on us if we fail to comply with any provision of the concession agreements, including compliance with the established quality standards. Depending on the severity of the non-compliance, these penalties could include:

•    fines per breach of contract of up to 2.0% of the concessionaire’s revenues in the year ended immediately prior to the date of the relevant breach;

•    injunctions related to the construction of new facilities and equipment;

•    restrictions on the operation of existing facilities and equipment;

•    temporary suspension from participating in bidding processes for new concessions for a period of up to two years;

•    intervention by Aneel in the management of the concessionaire that it is in breach; and

•    termination of the concession.

In addition, the Federal Government has the power to terminate any of our concessions or authorizations, prior to the end of the concession term in the case of bankruptcy or dissolution, or by means of expropriation for reasons related to the public interest.

Also, delays regarding the implementation and construction of new energy undertakings can also trigger the imposition of regulatory penalties by Aneel, which, under Aneel’s Resolution No. 63 of May 12, 2004, can vary from warnings to the early termination of these concessions or authorizations.

We cannot guarantee that Aneel will not impose penalties or terminate our concessions or authorizations in the event of a breach. Any compensation we may receive upon the termination of the concession contract and/or the authorizations may not be sufficient to compensate us for the full value of certain investments. If any of our concession agreements are terminated and we are at fault, the effective amount of compensation could be reduced through fines or other penalties. Termination of our concession contracts, or imposition of penalties might adversely affect our business, results of operations and financial condition.

We cannot be certain of the renewal of our concessions.

We carry out the vast majority of our power generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Federal Government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the power industry. In accordance with the Concessions Law, as modified by the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is acceptable to the Federal Government.

In light of the degree of discretion granted to the Federal Government, which is frequently advised by Aneel, by the Concessions Law with respect to new concession contracts and the renewal of existing concessions, and given the lack of long-standing precedents clearly setting out how the Federal Government intends to exercise its discretionary power and interpret and apply the Concessions Law, we cannot guarantee that new concessions will be obtained or that concessions will be renewed on terms as favorable as those currently in effect. See “Item 4. Information on the Company—Competition—Concessions” and “Item 4. The Brazilian Power Industry - Concessions.” Non-renewal of any of our concessions could adversely affect our business, results of operations and financial condition.

Brazilian electricity production, and, consequently, our business, is highly dependent on hydroelectric power plants, which in turn depend on climate conditions to produce electricity.

More than 70% of the present installed capacity of the Brazilian electricity generation system is hydroelectric.  There are substantial variations in water flow both from month to month (seasonal variations) and also in the total flow to a plant over the whole of a year, and these flows depend, fundamentally, on the quantity of rainfall during the rainy season. In addition, rainfall is not uniform over all the river basins.

To balance production and consumption, the Brazilian system is almost entirely interconnected by a transmission grid. The decision on where to generate, and from what source, is taken by the National System Operator (Operador Nacional do Sistema — ONS), the principal function of which is to operate the available resources in an optimal manner, minimizing the cost of operation and the risks of an electricity shortage. In the event of periods of adverse hydrological conditions, the ONS might decide to save water in the reservoirs of the hydroelectric plants and increase thermal generation, which has the effect of increasing the cost for the hydroelectric generators. Also, in the event of scarcity of energy due to adverse hydrological situations, the system might undergo rationing, which could result in increased costs and a decrease in our cash flow.

Delays in the expansion of our facilities may significantly increase our costs.

We are currently engaged in the construction of additional hydroelectric and wind farm power plants, transmission lines and substations, and the evaluation of other potential expansion projects. Our ability to complete an expansion project on time, within a given budget and without adverse economic effects, is subject to a number of risks. For instance:

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

If we experience these or other problems relating to the expansion of our electricity generation, transmission or distribution capacity, our ability to sell electric energy in amounts in line with our projections may be harmed and we may be exposed to increased costs. Consequently, we may fail to achieve the revenues we expected in connection with such expansion projects.

Requirements and restrictions by the environmental agencies could cause additional costs for us.

Our operations related to the generation, transmission and distribution of electricity as well as to the distribution of natural gas, are subject to various federal, state and municipal laws and regulations, and also to numerous requirements relating to the protection of health and the environment. Delays or denials of license requests by the environmental authorities, as well as our possible inability to meet the requirements established by the environmental authorities during the environmental licensing processes, may result in additional costs, or even prohibit the construction and maintenance of these projects.

Non-compliance with environmental laws and regulations, such as the building and operation of a potentially polluting facility without a valid environmental license or authorization, could, in addition to the obligation to redress any damage that may be caused (which is not subject to any limit), result in criminal, civil and administrative sanctions being applied to us. Based on Brazilian legislation, criminal penalties such as restriction of rights, and even imprisonment, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may impose warnings and fines ranging from R$50 thousand to R$50 million, require partial or total suspension of activities; suspend or restrict tax benefits or cancel or suspend lines of credit from governmental financial institutions as well as prohibit the entity from contracting with governmental agencies, companies and authorities. Any of these events could adversely affect our business, results of operations and financial condition.

CEMIG is also subject to Brazilian legislation requiring the payment of compensation in relation to the polluting effects of its activities. Under state and federal law enacted in 2009, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied toward compensation measures, in an amount determined on a case by case basis by environmental authorities according to the extent of the environmental impact. Certain provisions of state legislation set forth that such compensation measures must also be adopted retroactively to projects concluded before the enactment of the relevant laws. The retroactive nature of these provisions is being challenged by some companies and the matter is being discussed again among SEMAD, the Attorney General of the State-AGE and the Federation of Industries of Minas Gerais — FIEMG and it is not clear whether they will apply. We have not yet assessed the effects of this legislation on CEMIG, but it could result in additional costs for the Company, which might affect our business, results of operation and financial condition. See “Item 4. Information on the Company—Environmental Matters—Compensation Measures.”

In addition, the state laws of Minas Gerais, where the greater part of CEMIG’s operations is located, requires a Legal Forest Reserve corresponding to 20% of the total area of the rural property owned by certain entities, and the environmental authorities are currently debating whether this requirement applies to companies in the electricity sector. If a Legal Forest Reserve is found to be required for companies in the electricity sector, our business, results of operations and financial condition might be adversely affected. See “Item 4. Information on the Company—Environmental Matters—Legal Forest Reserves.”

Finally, the adoption or implementation of new safety, health and environmental laws and regulations, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments in the future may require us to make additional capital expenditures or incur additional operating expenses in order to maintain our current operations, curtail our production activities or take other actions that could have a material adverse effect on our financial condition, results of operations and cash flow.

Our level of consumer default could adversely affect our business, results of operations and financial condition.

As of December 31, 2010, our total past due receivables from final consumers were approximately R$1,479 million, corresponding to 11.50% of our net revenues for 2010, and our allowance for doubtful accounts was R$555 million. Approximately 11.29% of the past due receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting consumers. If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition. In addition, any consumer defaults in excess of our allowance for doubtful accounts could have an adverse effect on our business, results of operations and financial condition.

We might be unable to complete our proposed capital expenditure program.

Our by-laws state that we may use up to 40.0% of our annual EBITDA (earnings before interest, income taxes, depreciation and amortization), each fiscal year, on capital investments and acquisitions. In our Extraordinary General Meeting of Shareholders held on June 17, 2010, the shareholders approved an increase of this limit to 90% of our 2010 EBITDA. Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other factors. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give any assurance that we will have the financial resources to complete this program, which could affect our business, results of operations and financial condition.

Our ability to distribute dividends is subject to limitations.

Whether or not you receive dividends depends on whether our financial condition permits us to distribute dividends under Brazilian law, and whether our shareholders, on the recommendation of our Board of Directors acting in its discretion, determine that our financial condition warrants a suspension of the distribution of dividends in excess of the amount of mandatory distribution required under our by-laws, in the case of the preferred shares.

Because CEMIG is a holding company with no revenue-producing operations other than those of its operating subsidiaries, we will be able to distribute dividends to shareholders only if CEMIG receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries may distribute to us depend on our subsidiaries generating sufficient profit in any given fiscal year. Dividends can be paid out from the profit accrued on each fiscal year, or from accumulated profits from previous years, or from capital reserves. Such profits are calculated and paid in accordance with Brazilian Corporate Law and the provisions of the by-laws of each of our regulated subsidiaries.

We operate without insurance policies against catastrophes and general third party liability.

We do not have general third party liability insurance covering accidents and have not asked for bids related to this type of insurance, except for insurance covering third party liability in connection with air travel. In addition, we have not asked for bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities, such as earthquakes and floods, nor for business interruption risk; nor for operating system failures. Accidents or catastrophic events may adversely affect our business, results of operations or financial condition. See “Item 10. Additional Information—Insurance.” Also, we may incur liabilities beyond the coverage limits provided in our current insurance policies.

We cannot guarantee that our insurance policies are sufficient to cover in full any liabilities that may arise in the course of our business nor that these insurance policies will continue to be available in the future. The occurrence of claims in excess of the amount insured or which are not covered by our insurance policies might generate significant and unexpected additional costs for us, causing an adverse effect on our business and results of operation and financial condition.

We will need funds in the short term to fund our current and expected acquisitions.

We will need funds in the short term to fund our current and future acquisitions and investments. However, no assurance can be given that we will be able to raise such funds in a timely manner and in the amounts necessary or at competitive rates, or that we will otherwise have supplemental cash-on-hand available to finance our investments and our acquisitions. If we are unable to raise funds as planned, we may be unable to meet our acquisition commitments, and our investment program could suffer delays or significant changes, which could adversely affect our business, financial condition or prospects.

We may incur losses in connection with pending litigation.

We are currently defending several legal and administrative proceedings relating to civil, administrative, environmental, tax and other claims. These claims involve a wide range of issues and seek indemnities and reparation in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include contingency provisions in the total amount of R$257 million as of December 31, 2010 for actions in which the existence of a present obligation on the date of the financial statements was considered to be more likely than not. (excluding labor-related provisions for which the total is R$114 million, as disclosed below).

Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions for losses that we consider probable.  These disclosures for 2010 are included in “Item 8. Financial Information——Legal Proceedings” and “Note 21 — Legal Provisions and Contingencies” to our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote.  However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.

Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations. Also, any negative outcomes with respect to any litigation could adversely affect our reputation.

Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into collective bargaining agreements with the labor unions representing most of these employees.

We are currently defending a number of labor-related claims brought by our employees that mostly relate to overtime and compensation for occupational hazards. We are also subject to claims related to outsourcing of services, in which employees of our contractors and subcontractors have brought actions against us for the payment of outstanding labor liabilities. See “Item 8. Financial Information—Legal Proceedings - –Labor and Pension Fund Obligations.”

As of December 31, 2010, our labor-related claims totaled, in the aggregate, approximately R$280 million, of which R$114 million, considered to have a probable risk of loss, were provisioned (not including judicial deposits). In 2008 and 2009 we did not face any material labor unrest, except for a minor stoppage in 2009. In the negotiations for reaching the 2010 collective agreement, part of our employees went on strike for 20 days. Our Operational Emergency Committee was activated and the strike did not affect the supply of electricity to our consumers. Our operations might be interrupted by a labor disturbance in the future. We do not carry insurance for losses incurred as a result of business interruptions caused by labor actions. In the event of a strike, we might face an immediate loss of revenue.

Contract disputes, strikes, legal claims or other types of conflicts relating to our employees or the labor unions that represent them may have an adverse effect on our business, results of operations or financial condition and our ability to maintain ordinary service levels or otherwise operate our business in the manner that our consumers expect.

Foreign shareholders may be unable to enforce judgments against our directors or officers.

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

•    control on capital flows; and/or

•    limits on foreign trade.

Measures by the Brazilian government to maintain economic stability, and also speculation on any future acts of the Brazilian government, can generate uncertainties in the Brazilian economy and increased volatility in the domestic capital markets, adversely affecting our business, results of operations or financial condition. If the political and economic situations deteriorate, we may face increased costs.

The new President of Brazil took office at the beginning of 2011. The President has considerable power to determine governmental policies and actions that relate to the Brazilian economy. It is not possible to predict whether the government elected in 2010 or any succeeding governments will have an adverse effect on the Brazilian economy, and, consequently, on our business.  Any changes or uncertainty regarding governmental policies may contribute to economic instability and may increase market volatility of the Brazilian securities and have an adverse effect on the Brazilian economy, our business, results of operations or financial condition.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our shares, the Preferred ADSs and the Common ADSs.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the Amplified National Consumer Price Index, or IPCA, Brazilian annual inflation rates in 2008, 2009 and 2010 were 5.9%, 4.3% and 5.9%, respectively. No assurance can be given that inflation will remain at these levels.

Future measures taken by the Federal Government, including interest rate increases, intervention in the foreign exchange market or actions to adjust the value of the real might trigger increases in inflation, and consequently, have adverse economic impacts on our business, results of operations and financial condition. If Brazil experiences high inflation in the future, we might be unable to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

Substantially all of our cash operating expenses are denominated in reais and tend to increase with Brazilian inflation. Inflationary pressures might also hinder our ability to access foreign financial markets or might lead to further government intervention in the economy, including the introduction of government policies that could harm our business, results of operations and financial condition or adversely affect the market value of our shares and as a result, our Preferred ADSs and Common ADSs.

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

In 2010, the real appreciated 4.6% against the U.S. dollar. Between December 31, 2010 and April 1, 2011, the real appreciated 2.9% against the U.S. dollar. Considering the volatility the world economy is facing, no assurance can be given that the real will not depreciate against the dollar again. On December 31, 2010, the U.S. dollar/real exchange rate was R$1.6631/US$1.00. See “—Exchange Rates.”

As of December 31, 2010, approximately 1.45% of our total indebtedness under loans, financings and debentures was denominated in currencies other than the real (92.0% of that being denominated in U.S. dollars). If the real depreciates against the U.S. dollar, our related financial expenses will increase and our results of operations and financial condition could be adversely affected. Our foreign exchange losses decreased from R$98 million in 2009 to R$13 million in 2010. We also have entered into certain power purchase agreements that are dollar denominated. We cannot guarantee that derivatives instruments and the proceeds from our dollar-denominated purchase agreements will be sufficient to avoid an adverse effect on our business, results of operations and financial condition in the event of adverse exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk” for information about our foreign exchange risk hedging policy.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, the Preferred ADS and the Common ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including us. This could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations which could adversely affect our business, results of operations and financial condition.

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

Risks Relating to the Preferred Shares, Common Shares, Preferred ADSs and Common ADSs

The preferred shares and Preferred ADSs generally do not have voting rights and the Common ADSs can only be voted by proxy by providing voting instructions to the depositary.

In accordance with the Brazilian Corporate Law and our by-laws, holders of our preferred shares, and, by extension, holders of our Preferred ADSs representing preferred shares, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. Holders of our Preferred ADSs may also encounter difficulties in the exercise of certain rights, including limited voting rights. Under some circumstances, such as failure to provide the depositary with voting materials on a timely basis, holders of our Preferred ADSs and Common ADSs may not be able to vote by instructing the depositary. Holders of our Common ADSs representing common shares are not able to vote at our shareholders’ meetings, but rather vote by proxy by providing voting instructions to the depositary.

Exchange controls and restrictions on remittances abroad may adversely affect holders of Preferred ADSs and Common ADSs.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Federal Government imposed remittance restrictions for approximately three months in late 1989 and early 1990. Restrictions of this type would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or common shares from reais into U.S. dollars. We cannot guarantee that the Federal Government will not take similar measures in the future. See “Item 3. Key Information—Exchange Rates.”

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares, Preferred ADSs or Common ADSs.

Law No. 10,833 of December 29, 2003 provides that the sale of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the sale occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares or common shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to disposals of our Preferred ADSs and Common ADSs between non-residents of Brazil. However, in the event that the disposal of assets is interpreted to include a disposal of our Preferred ADSs and Common ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposal of our Preferred ADSs and Common ADSs by a non-resident of Brazil to another non-resident of Brazil.

Exchanging Preferred ADSs or Common ADSs for underlying shares may have unfavorable consequences.

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of foreign capital registration from the Central Bank to remit U.S. dollars from Brazil to other countries for payments of dividends, any other cash distributions, or to remit the sales proceeds upon disposal of the shares. If you decide to exchange your Preferred ADSs or Common ADSs for the underlying shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the shares, or distributions relating to the shares, unless you obtain your own certificate of registration under CMN Resolution No. 2,689 of January 26, 2000, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will usually need to engage a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares or common shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares or common shares back into Preferred ADSs or Common ADSs, respectively, once you have registered your investment in the preferred shares or common shares, you may deposit your preferred shares or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

We cannot assure you that the depositary bank’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional Brazilian restrictions applicable to you, the disposition of the underlying preferred shares or common shares or the repatriation of the proceeds from disposition could not be imposed in the future.

The relative volatility and illiquidity of the Brazilian securities market may adversely affect our shareholders.

Investing in Brazilian securities, such as the preferred shares, common shares, Preferred ADSs or Common ADSs, generally involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, such as, among others:

•    changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, with respect to their investments; and

•    restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the shares underlying your Preferred ADSs or Common ADSs for the desired price and within the desired period. The BM&FBovespa, the only stock exchange in Brazil on which shares are traded, had an average market capitalization of approximately R$2.33 trillion and an average daily trading volume of approximately R$5.38 billion in 2010. In comparison, the operating companies listed on the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of approximately US$14.5 trillion as of December 31, 2010 and an average daily trading volume of approximately US$70.8 billion in 2010.

Shareholders may receive reduced dividend payments if our net income does not reach certain levels.

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net income for the preceding fiscal year, based on our financial statements prepared in accordance with the accounting practices adopted in Brazil, with holders of preferred shares having priority of payment. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares equal a least the greater of 10% of the par value of our shares or 3% of the net worth value of our shares, should the payment based on 50% of our net income not surpass this amount. If we do not have net income or our net income is insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made. However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions have not been made in a given fiscal year, under the terms set forth in Minas Gerais State Law No. 828 of December 14, 1951 and Minas Gerais State Law No. 15,290 of August 4, 2004. See “Item 8. Financial Information—Dividend Policy and Payments” for a more detailed discussion.

Holders of the Preferred ADSs and Common ADS and holders of our shares may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting standards are governed by our by-laws, by standards enacted by the IASB, by the Level 1 Differentiated Corporate Governance Practices of the BM&FBovespa, by the Brazilian Corporate Law and by the CVM. These regulations may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect their interests against actions by our board of directors and controlling shareholders, are different under Brazilian Corporate Law than under the laws of other jurisdictions. Rules against insider trading and self- dealing and other rules for the preservation of shareholder interests may also be different in Brazil than in the United States, potentially disadvantaging holders of the preferred shares, common shares, Preferred ADSs and Common ADSs.

The sale of a significant number of our shares or the issuance of new shares may materially and adversely affect the market price of our shares, Preferred ADSs and Common ADSs.

Sales of a substantial number of shares or the perception that such sales could take place could adversely affect the prevailing market price of our shares, the Preferred ADSs and the Common ADSs. As a consequence of the issuance of new shares or sales of shares by existing shareholders, the market price of our shares and, by extension, the Preferred ADSs and Common ADSs, may decrease significantly.

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

Item 4.         Information on the Company

Organization and Historical Background

We were organized in Minas Gerais, Brazil on May 22, 1952 as a sociedade por ações de economia mista (a state-controlled mixed capital company) with indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree 3,710 of February 20, 1952. Our full legal name is Companhia Energética de Minas Gerais—CEMIG, but we are also known as CEMIG. Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. Our main telephone number is (55-31) 3506-3711.

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, in 2004 we incorporated two wholly-owned subsidiaries of CEMIG: Cemig Geração e Transmissão S.A., referred to as Cemig Generation and Transmission, and Cemig Distribuição S.A., referred to as Cemig Distribution. Cemig Generation and Transmission and Cemig Distribution were created to carry out the activities of electricity generation and transmission, and distribution, respectively.

The following chart shows our corporate structure as of June 17, 2011.

COMPANIES AND CONSORTIA OF THE CEMIG GROUP

COMPANHIA ENERGÉTICA DE MINAS GERAIS
At June 17, 2011
Light S.A. 25,66 % 7,05%
Parati S.A. Participações em Ativos de Energia Elétrica CV: 50% CT:25%
CEMIG Distribuição S.A. 100%
CEMIG Geração e Transmissão S.A. 100%
Light Energia S.A. 100%
Consórcio PCH Lajes 49%
Lightger S.A. 51% 49%
Light Soluções Ltda. 100%
Itaocara Energia Ltda. 100%
Consórcio UHE Itaocara 49%
Light Esco Prest. Serviços S.A. 100%
EBL Companhia de Eficiência Energética S.A. 33%
Instituto Light de Desenvolvim. Social e Urbano 100%
Light Serviços de Eletricidade S.A. 100%
Lightcom Comercializadora de Energia S.A. 100%
Hidrelétrica Cachoeirão S.A. 49%
Guanhães Energia S.A. 49%
Madeira Energia S.A. 10%
Santo Antônio Energia S.A. 100%
Hidrelétrica Pipoca S.A. 49%
Baguari Energia S.A. 69,39%
Consórcio UHE Baguari 49%
CEMIG Baguari Energia S.A. 100%
Transmissora Aliança de Energia Elétrica S.A. VS: 40% TS: 56,69%
Brasnorte Transmissora de Energia S.A. 38,67%
ETAU – Empresa de Transmissão do Alto Uruguai S.A. 52,58%
Consórcio da Usina Hidrelétrica de Aimorés 49%
Consórcio AHE Funil 49%
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
Consórcio Capim Branco Energia 21,05%
Empresa de Serviços e Comercialização de Energia Elétrica S.A. 100%
Cia. Transleste de Transmissão 25%
Cia. Transirapé de Transmissão 24,50%
Cia. de Transmissão Centroeste de Minas 51%
Cia. Transudeste de Transmissão 24%
Transchile Charrúa Transmisión S.A. 49%
Empresa Catarinense de Transmissão de Energia S.A. 39,03%
Empresa Regional de Transmissão de Energia S.A. 49,99%
Empresa Norte de Transmissão de Energia S.A. 49,99%
Empresa Paraense de Transmissão de Energia S.A. 43,36%
Empresa Santos Dumont de Energia S.A. 100%
Empresa Amazonense de Transmissão de Energia S.A. 43,36%
LUMITRANS Cia Transmissora de Energia Elétrica 80%
STC - Sistema de Transmissão Catarinense S.A. 80%
Empresa Brasileira de Transmissão de Energia S.A. 49%
Cia. de Gás de Minas Gerais 55,20%
Efficientia S.A. 100%
Axxiom Soluções Tecnológicas S.A. Light 51% Cemig 49%
CEMIG Trading S.A. 100%
Centro de Gestão Estratégica de Tecnologia 100%
CEMIG Serviços S.A. 100%
CEMIG Telecomunicações S.A. 99,99%
Ativas Data Center S.A. 49%
Consórcio de Exploração SF-T-104 24,5%
Consórcio de Exploração POT-T-603 24,5%
Consórcio de Exploração SF-T-120 24,5%
Consórcio de Exploração REC-T-163 24,5%
Consórcio de Exploração SF-T-114 24,5%
Consórcio de Exploração SF-T-127 24,5%
Key:
Transmission companies
Distribution companies
Generation companies
Wind power companies
Generation consortia
Non-profit
Distribution of gas
Telecoms
Trading
Holding company
Services
Gas Consortia
58 Companies
15 Consortia
VS = Voting stock TS = Total stock

The following are our principal subsidiaries, which are consolidated in our financial statements as of and for the year ended December 31, 2010, all of which are incorporated in Brazil, except Transchile Charrúa Transmisión S.A., which is incorporated in Chile:

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

•                                          Rosal Energia S.A. (“Rosal Energia”) (100% interest) produces and sells electricity, holding the concession to operate the Rosal hydroelectric power plant, with installed capacity of 55 MW. Its concession expires in May 2032 but can be extended for a period of up to 20 years.  The company was formed in October 1999 and the plant began operating on December 31, 1999. CEMIG acquired 100% of the shares of Rosal Energia from the Grupo Rede  in December 2004.

•                                          Usina Térmica Ipatinga S.A. (100% interest) is a special-purpose company producing and selling electricity and steam generated by the Ipatinga thermoelectric power plant, with installed capacity of 40 MW. This company was formed in August 2000.The power plant is owned by USIMINAS and CEMIG is entitled to operate this power plant since 2000 and has rights to the energy generated from the plant until 2014 as payment of a debt owed to CEMIG from USIMINAS.

•                                          Horizontes Energia S.A. (100% interest) produces and sells electricity as an independent power producer, or IPP, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric plants in the State of Santa Catarina, with total installed capacity of 14.1 MW. Their concessions expire on October 4, 2030, except for Machado Mineiro’s concession, which expires on July 8, 2025. The company was formed in April 2001 and the plants began operating in 2001, except for Machado Mineiro, which began operating in 1992.

•                                          Usina Termelétrica Barreiro S.A. (100% interest) is an IPP producing and selling energy from the Barreiro thermoelectric power plant, with installed capacity of 12.9 MW. The company was formed in April 2001 and the plant began operating in February 2004 with its authorization extending until 2023.

•                                          Central Termelétrica de Cogeração S.A.(100% interest) operated the Barreiro thermoelectric power plant but is now a non-operational company, since operation of the plant was subsequently transferred to Usina Termelétrica Barreiro S.A. Central Termelétrica de Cogeração S.A. was formed in July 2002.

•                                          Cemig PCH S.A. (100% interest) is an IPP operating the 23MW Pai Joaquim small hydro plant and selling the electricity produced. The company was formed in October 2001 and the plant began operating in March 2004 under an authorization that expires in April 2032.

•                                          Central Hidrelétrica Pai Joaquim S.A. (100% interest) was formed in July 2002, used to operate Pai Joaquim, a  Small Hydroelectric Plant that was transferred to Cemig PCH S.A.  Its corporate purpose was changed to trading in electricity by means of an amendment to its bylaws in 2010.

•                                          Cemig Capim Branco Energia S.A. (100% interest) operates the two-plant Capim Branco generating complex, through the Capim Branco Energia Consortium. The complex, renamed the Amador Aguiar Complex, has potential total installed capacity of 450 MW. The company was formed in May 2001 and the Amador Aguiar I plant began operating in February 2006, and Amador Aguiar II began operating in March 2007. The concession runs until August 2036.

•                                          Cemig Baguari Energia S.A. (100% interest) used to operate as a vehicle for CEMIG’s participation in the Baguari Hydro Plant consortium, which operates the Baguari Hydro Plant. This company was formed in July 2006 and CEMIG later decided to take part in the consortium through the company Baguari Energia S.A.

•                                          Cemig Trading S.A. (100% interest) provides services related to the sale and trading of electricity in the Brazilian electricity sector, such as evaluation of scenarios, representation of consumers in the CCEE, structuring and intermediation of electricity purchase and sale transactions, and consultancy and advisory services. It also buys and sells electricity in the Free Market to meet the needs of its consumers. It was formed in July 2002.

•                                          Efficientia S.A. (100% interest) provides electricity efficiency and optimization services, consultancy and solutions, and also operating and maintenance services to electricity supply facilities.  The company was formed in January 2002.

•                                          Cemig Telecomunicações S.A. (100% interest) provides telecommunications and related services, through multiservice networks using fiber optic cable, coaxial cable and other electronic equipment.  Cemig Telecomunicações S.A. has a 49% interest in Ativas Data Center (“Assets”) (jointly controlled) which provides infrastructure provision of Information Technology - ICT, including physical hosting and related services for medium and large corporations.

•                                          Cemig Serviços S.A. (100% interest) was formed in April 2008 to provide services related to generation, transmission and distribution of electric power.

•                                          Light S.A. (“Light”) (jointly controlled , 26.06% interest in its total capital) The main holdings of Light S.A. are Light Energia, a generator of electricity, Light Serviços de Eletricidade S.A., an electricity distributor, and Light Esco Ltda., which operates in energy trading and energy efficiency. For further details, please see “Acquisition of Interest in Light.”

•                                          Companhia de Gás de Minas Gerais (“Gasmig”) (jointly controlled, 55.19% interest) acquires, transports, distributes and sells natural gas. Gasmig was formed in July 1986 and in December 2004, CEMIG sold 40% of its interest in Gasmig to Gaspetro, a wholly owned subsidiary of Petrobras, and entered into a Shareholders’ Agreement with, Petrobras and Gaspetro. Gasmig holds a concession for distribution of piped gas throughout the state of Minas Gerais  for a period of 30 years beginning in January 1993, and this period may be extended.

•                                          Trasmissora Aliança de Energia Elétrica S.A. (“TAESA”), formerly Terna Participações S.A., (jointly controlled, 56.69% direct interest in its total capital) is a holding company which operates in electricity transmission in 11 states of Brazil through the following companies, which it controls or in which it has stockholding interests: Empresa de Transmissão do Alto Uruguai S.A. (“ETAU”) (holding 52.58% of the registered capital) and Brasnorte Transmissora de Energia S.A. (holding 38.67% of the registered capital). Together, these companies hold an aggregate 2,307 miles of transmission lines, comprising component parts of the Brazilian National Electricity Transmission Grid.

•                                          Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) (jointly controlled, 41.96% interest) is the holder of a public service electricity transmission concession for the transmission line originating at the Tucuruí Substation and ending at the Vila do Conde Substation in the State of Pará. ETEP was formed in March 2001 and CEMIG acquired its interest in ETEP in August 2006.

•                                          Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled, 49.99% interest) is the holder of a public service electricity transmission concession for two 500-kV transmission lines, the first from the Tucuruí Substation to the Marabá Substation in the State of Pará, and the second from the Marabá Station to the Açailândia Substation in the State of Maranhão. ENTE was formed in September 2002 and CEMIG acquired its interest in ENTE in August 2006.

•                                          Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled, 49.99% interest) is the holder of a public service electricity transmission concession for the 230-kV transmission line from the Vila do Conde Substation to the Santa Maria Substation in the State of Pará. ERTE was formed in September 2002 and CEMIG acquired its interest in ERTE in August 2006.

•                                          Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled, 38.53%  interest) is the holder of the public service electricity transmission concession for the 500-kV transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. EATE was formed in March 2001, and CEMIG acquired its interest in EATE in August 2006.

•                                          Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled, 19.09% interest) is the holder of the public service electricity transmission service concession for the 525-kV transmission line from the Campos Novos Substation to the Blumenau Substation in the State of Santa Catarina. ECTE was formed in August 2000, and CEMIG acquired its interest in ECTE in August 2006.

•                                          Companhia de Transmissão Centroeste de Minas (jointly controlled, 51.0% interest) built and currently operates and maintains the 345-kV transmission line from the substation of the Furnas hydroelectric power plant to a substation located in Pimenta. Companhia de Transmissão Centroeste de Minas was formed in October 2004 and the period of the concession for the Furnas—Pimenta transmission line is 30 years, beginning in March 2005. It began commercial operation of the 345 kV, 62.5-km, 750 MVA Furnas—Pimenta transmission line, in Minas Gerais, on March 25, 2010.

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

•                                          Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly controlled, 49% direct interest) was formed in July 2008 as a special-purpose company to build, operate and maintain 481.6 miles of transmission lines: the 144.16 mile, 230kV, double-circuit Brasnorte—Juba transmission line; the 65.87 mile double-circuit Brasnorte—Parecis transmission line; the 133.59 mile double-circuit Brasnorte—Juína transmission line, the 90.10 mile single-circuit Nova Mutum—Sorriso transmission line, and the 47.85 mile, 230kV, single circuit Sorriso—Sinop transmission line, and the Parecis and Juína 230/138/13.8 kV substations, to transmit hydroelectrically generated electricity from the Dardanelos and Juruena complexes and strengthen the regional transmission system. Partial operational startup occurred in December 2010 and EBTE became fully operational in June 2011.

•                                          Transchile Charrúa Transmisión S.A. (jointly controlled, 49% interest) is engaged in building, operating and maintaining the 220 kV Charrúa—Nueva Temuco transmission line in Chile. Transchile Charrúa Transmisión S.A. was formed in July 2005.  The period of the concession for the line is 20 years, beginning in May 2005, and it may be extended for an equal period. Its commercial operation began on January 21, 2010.

•                                          Baguari Energia S.A. (jointly controlled, 69.39% interest) is a special-purpose company formed in April 2008 to operate the electricity generation concession of the Baguari power plant (140 MW), through the Baguari AHE Consortium, in which Baguari Energia S.A. has a 49% interest. The period of the concession is 35 years, beginning in August 2006. The first and the second generation units started operating on September 9, 2009, and November 28, 2009, respectively. The third generation unit started operating on March 2, 2010 and the last generation unit started operating on May 19, 2010.

•                                           Hidrelétrica Cachoeirão S.A. (jointly controlled, 49% interest) built and operates the Cachoeirão small hydro plant (PCH), on the Manhuaçu River, in the municipalities of Pocrane and Alvarenga, in the State of Minas Gerais, with installed capacity of 27 MW. Hidrelétrica Cachoeirão S.A. was formed in January 2007 and began operating in December 2008. Its concession period is 30 years, beginning in July 2000.

•                                           Hidrelétrica Pipoca S.A. (jointly controlled, 49% interest) operates and sells the electricity generated by the Pipoca power plant on the Manhuaçu River, in the municipalities of Caratinga and Ipanema.  Hidrelétrica Pipoca S.A. was formed in June 2004 and CEMIG became its shareholder in May 2008. The plant has an installed capacity of 20 MW and  its three generation units began operating in October 2010. The authorization expires in September 2031.

•                                          Lightger S.A. (jointly controlled, 49% interest) is engaged in building, operating and selling electricity generated by the Paracambi small hydro plant (PCH), on the Lajes River, in the municipality of Paracambi, state of Rio de

Janeiro, 45 miles from the state’s capital, Rio de Janeiro. Originally formed as a limited liability company in December 2001, Lightger S.A. was transformed into a corporation in November 2009. CEMIG acquired its interest in August 2010. The plant has an installed capacity of 25 MW, with startup of the first generation unit planned for October, 2011. The second generation units are expected to start their operations in December 2011. Its authorization period is 30 years, beginning in May 2001.

•                                            Guanhães Energia S.A. (jointly controlled, 49% interest) is engaged in building and operating the Dores de Guanhães, Senhora do Porto and Jacaré small hydro plants in the municipality of Dores de Guanhães and the Fortuna II plant, in the municipalities of Guanhães and Virginópolis, with aggregate capacity of 44 MW. Guanhães Energia S.A. was formed in June 2006 and CEMIG acquired its interest in October 2007.  Construction is delayed and is planned to begin in 2012, and operational startup is planned for the second half of 2013.  Its authorization period is 30 years, beginning in 2001 for Fortuna II, October 2002 for Jacaré and Senhora do Porto, and November 2002 for Dores de Guanhães.

•                                           Madeira Energia S.A. (“MESA”) (jointly controlled, 10% interest) is a special-purpose company, formed in August 2007 to build, operate and maintain the Santo Antônio hydroelectric plant, through its wholly owned   subsidiary Santo Antônio Energia S.A. (“SAESA”). The plant is being built in the basin of the Rio Madeira, in the Northern region of Brazil. It will have generating capacity of 3,150 MW and is expected to start operating in December 2011. Its concession period runs for 35 years beginning in June 2008.

•                                          Central Eólica Praias de Parajuru S.A. (jointly controlled, 49% interest) is located in the county of Beberibe, in the State of Ceará, 63 miles from the state’s capital, Fortaleza. It started commercial operation in August 2009. All the electricity, totaling 106,604 MWh/year, has been sold to Eletrobrás, under the Program to Encourage Alternative Sources of Electricity (“Proinfa Program”) for a period of 20 years.

•                                          Central Eólica Praia do Morgado S.A. (jointly controlled, 49% interest)  is located in the county of Acaraú, in the State of Ceará, 174 miles from the State’s capital, Fortaleza. It started operating in May 2010. All the electricity, totaling 115,636 MWh/year, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

•                                          Central Eólica Volta do Rio S.A. (jointly controlled, 49% interest) is located in the county of Acaraú, in the State of Ceará, 149 miles from the State’s capital, Fortaleza. It began operating in September 2010. All the electricity, totaling 161,238 MWh/year, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

•                                          Axxiom Soluções Tecnológicas S. A. (49% interest) provides complete services of systems implementation and management to electricity sector companies (generation, transmission and distribution).  Axxiom Soluções Tecnológicas S. A. was formed on August 27, 2007 and began operating in the second half of 2008.

•                                          Parati S.A. — Participações em Ativos de Energia Elétrica (“SPE Parati”) (jointly controlled, 49% interest) has as its corporate purpose the participation in the capital stock of other companies, domestic or foreign, as a partner or shareholder.

On July 3, 2008, CEMIG’s Board of Directors authorized Cemig Generation and Transmission to acquire a 49% stake in the Itaocara Hydroelectric Power Plant and the Paracambi and Lajes Small Hydroelectric Power Plants and to join, by contract: the UHE Itaocara Consortium, in partnership with Itaocara Energia Ltda.; the PCH Paracambi Consortium, in partnership with Lightger Ltda.; and the PCH Lajes Consortium, in partnership with Light Energia S.A.  The objective of each consortium is to prepare technical and economic feasibility studies and to plan, build, operate and maintain the respective power plants.

On August 13, 2010 Cemig Generation and Transmission acquired from Light S.A. 49% of the registered and voting capital of Lightger S.A., a specific purpose subsidiary of Light S.A., which holds the authorization for commercial operation of the Paracambi Small Hydro Plant. Aneel’s approval of the transaction was obtained through Authorizing Resolution No. 2,494 of August 3, 2010. Cemig Generation and Transmission paid a total of R$20 million for the acquisition of 25,939,013 common shares of Lightger S.A., equivalent to a price of R$0.769482 per share.

The Lajes Small Hydro Plant is still at the planning and feasibility study stages. The Paracambi Small Hydro Plant is expected to become fully operational in 2011. The Itaocara Hydroelectric Power Plant is excepted to begin operating in 2014.

On February 4, 2009, Cemig Generation and Transmission’s Board of Directors authorized the offering of a binding proposal for a share purchase agreement to Energimp S.A. to purchase a 49% interest in three wind farms located in the State of Ceará, Brazil for R$213 million. The transaction was completed on August 15, 2009, for R$223 million.

The wind farms acquired include the Praias de Parajuru Wind Farm, which started operating in August 2009, the Praia do Morgado Wind Farm, which started operating in May 2010, and the Volta do Rio Wind Farm, which started operating in September 2010, with a total installed capacity of 99.6 MW. The acquisitions were approved by Aneel, the Federal Savings Bank (Caixa Econômica Federal), Eletrobrás, and the antitrust authority CADE (Conselho Administrativo de Defesa Econômica).

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

On December 31, 2010, we generated electricity at 59 hydroelectric plants, three thermoelectric plants and four wind farms and had a total installed capacity of 6,909 MW. At the same date, we owned and operated 3,085 miles of transmission lines and 292,682 miles of distribution lines. We hold concessions to distribute electricity in 96.7% of the territory of Minas Gerais.

The Brazilian electricity industry has undergone extensive regulatory restructuring as a result of which our electric generation, transmission and distribution businesses have been and will continue to be subject to increased competition. For a more detailed description of regulatory changes that affect our business. See “—The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

Pursuant to Minas Gerais state legislation, our by-laws were amended in 1984 to allow us to participate in an expanded range of activities relating to the energy sector through separate companies. In 1986, we created Gasmig as a subsidiary to undertake the distribution of natural gas through pipelines located in Minas Gerais, of which we sold a 40% stake in 2004 to Gaspetro.

Additional Minas Gerais state legislative changes enacted in 1997 authorized us to participate in non-energy activities that can be carried out using our operating assets. In January 1999, we incorporated Empresa de Infovias S.A., a telecommunication service provider, as a joint venture with AES Força Empreendimentos Ltda., part of the AES Corporation Group. In 2002, we purchased AES Força Empreendimentos Ltda.’s interest in Empresa de Infovias S.A. (currently CEMIG Telecomunicações S.A.).  We also provide consulting services and have entered into consulting agreements with electricity companies in several countries.

Acquisition of Terna

Under its strategic business plan, one of CEMIG’s objectives is to expand  its market share in the Brazilian electricity sector. In this context, on April 23, 2009, Cemig Generation and Transmission signed a share purchase agreement with the Italian company Terna Rete Elettrica Nazionale S.p.A, or Terna S.p.A. in relation to the shares in the transmission holding company Terna Participações S.A. (“Terna”). This transaction was completed on November 3, 2009 through Transmissora do Atlântico de Energia Elétrica S.A. (“Atlântico”), a company formed by Cemig Generation and Transmission, owning 49%, and Fundo de Investimento em Participações Coliseu (“FIP Coliseu”), owning 51%. Ownership of the FIP Coliseu is shared among several different investors, both individual and institutional.

Atlântico acquired 65.85% of the registered capital and 85.26% of the voting stock of Terna, for a price of R$2,148 million. On November 4, 2009, the name of Terna Participações S.A. was changed to Transmissora Aliança de Energia Elétrica S.A. (“Taesa”).

Under one of the agreements that regulate the partnership of Cemig Generation and Transmission with FIP Coliseu in the acquisition of the shares in Terna, Cemig Generation and Transmission has granted FIP Coliseu the right to sell all of its interest in Taesa to Cemig Generation and Transmission, exercisable in April 2014, upon payment of the amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna adjusted by the variation in the IPCA inflation index +7% p.a.

On December 28, 2009, Atlântico was split, and the majority of it was incorporated by Taesa, with the separated part of net assets and liabilities transferred to Transmissora Alterosa de Energia S.A. (“Alterosa”), a company also owned by us and FIP Coliseu.

Alterosa assumed the obligations in relation to the public offering to acquire shares in Taesa, with the purpose to give non-controlling shareholders the same terms in the sale of shares. After the incorporation, Cemig Generation and Transmission and FIP Coliseu directly held, respectively, 32.27% and 33.59% of the registered capital, and 41.78% and 43.48% of the voting stock, of Taesa.

On March 23, 2010, to comply with the requirement that all shareholders should receive the same terms of sale as those of the transaction with Terna S.p.a., as required by the bylaws of Taesa, Brazilian Corporate Law, CVM Instruction 361/2002 and the Regulations of Level 2 Corporate Governments Practices of BM&FBOVESPA, a tender offer was carried out for acquisition of the common and preferred shares of Taesa, and also of “units” representing one common share and two preferred shares each.

This tender offer was settled on May 11, 2010, with acceptance of the offer by holders of 86.17% of all shares being traded in the market, which corresponded to 77,525,322 shares (25,841,774 common shares and 51,683,548 preferred shares). The price paid was R$12.91 per share, totaling R$1,001 million.  After the tender offer, Cemig Generation and Transmission and FIP Coliseu together held an aggregate total of 95.28% of the total capital of Taesa (97.96% of the common shares and 86.17% of the preferred shares).

On December 31, 2010, the operational companies Novatrans Energia S.A., Transmissora Sudeste Nordeste S.A. (“TSN”), Empresa de Transmissão de Energia do Oeste S.A. (“ETEO”), Taesa Serviços Ltda and the holding companies Alterosa and Transmissora Alvorada de Energia S.A. were merged into Taesa, in accordance with Aneel Authorizing Resolution No. 2,627 of November 30, 2010.

From a shareholder’s perspective, these mergers were an important step for increasing efficiency at the company, providing greater strength to its financial structure and making it more competitive. These transactions are aimed, among other things, at simplifying our corporate structure. Also, the mergers are expected to result in improved security and efficiency and make Taesa the principal vehicle for growth and acquisitions within its economic group.

Cemig Generation and Transmission’s total equity interest in Taesa remained unchanged on December 31, 2010, representing 56.69% of Taesa’s capital stock, as follows:

Holder	Common Shares	%	Preferred Shares	%	Total	%
FIP Coliseu	101,678,120	50.0%	—	0.0%	101,678,120	38.6%
Cemig Generation and Transmission	97,690,473	48.0%	51,683,548	86.2%	149,374,291	56.7%
Board members	22	0.0%	—	0.0%	22	0.0%
Related parties	2	0.0%	—	0.0%	2	0.0%
Free float	4,148,824	2.0%	8,297,648	13.8%	12,446,472	4.7%
TOTAL	203,517,711	100.0%	59,981,196	100.0%	263,498,907	100.0%

Acquisition of Interest in Light

In August 2006, CEMIG acquired a 25%  interest in Rio Minas Energia Participações S.A. (“RME”), which in turn held a 52.25% interest in Light S.A., or Light, which generates, and distributes electricity and provides energy services in the state of  Rio de Janeiro. On December 31, 2009, the shareholders of RME approved a stockholding reorganization based on a partial split of the company into equal parts, resulting in CEMIG and Andrade Gutierrez Concessões S.A. (“AGC”) holding a direct  interest in Light, after the transaction, while Luce Brasil Fundo de Investimento em Participações (“LUCE”), through Luce Empreendimentos e Participações S.A. (“LEPSA”), and Equatorial Energia S.A. (“Equatorial”), through the remaining portion of RME, kept their respective indirect interests.

On December 30, 2009, CEMIG, as purchaser, entered into share purchase agreements with AGC and Fundo de Investimento em Participações PCP (FIP PCP), the controlling shareholder of Equatorial, in relation to their respective direct and indirect stockholdings in Light. Under the provisions of these share purchase agreements, the amounts were to be adjusted by the Interbank Certificates of Deposit (Certificados de Depósito Interbancário), or CDI rate, published by Cetip S.A. Balcão Organizado de Ativos e Derivativos (the Securities Custody and Financial Settlement Center), from December 1, 2009 up to the date of closing of each transaction, less the dividends paid or declared in the period. Under the provisions of these share purchase agreements, completion of the agreement signed with FIP PCP was conditional on a stockholding restructuring of Equatorial, which was the direct holder of the shares that are the subject of the transaction, which took place on April 29, 2010.

The share purchase agreement with AGC corresponds to 13.03% of the voting and total stock of Light. The price of the acquisition, corresponding to 26,576,149 common shares in Light, was R$785 million, equivalent to approximately R$29.54 per share. On March 25, 2010, CEMIG paid R$718.5 million to AGC, corresponding to 25,494,500 shares, or 12.50% of the capital, equivalent to R$28.18 per share. Completion of the remainder of the transaction, for 1,081,649 shares, or 0.53% of the capital, took place in November 17, 2010, when CEMIG paid R$15.8 million to AGC.

The share purchase agreement with FIP PCP was entered into in connection with the acquisition of up to 55.41% of the indirect stockholding held by FIP PCP, the controlling shareholder of Equatorial, in Light. This interest consists of 14,728,502 common shares in Light, equivalent to 7.22% of the voting and total capital of Light. For this transaction to be completed, Equatorial underwent a reorganization to separate out the indirect holding in Light to a new company (Redentor Energia S.A., a company listed on the Novo Mercado of the BM&FBovespa, which holds 100% of RME, which in turn holds 13.03% of the shares of Light S.A).

In connection with the Share Purchase Agreements, on March 24, 2010, CEMIG entered into an option contract for sale of shares and other matters (the “Put Option”) with Enlighted Partners Venture Capital LLC, a limited liability company, the object of which is the grant of an option to sell the share units of Luce Investment Fund (“LUCE Fund”), which owns 75% of the share units in LUCE, which in turn is the indirect holder, through LEPSA, of 26,576,149 common shares in Light, representing approximately 13.03% of the total and voting capital of Light.  The remaining 25% of the equity interest of FIP Luce is held by Fundação de Seguridade Social Braslight (“Braslight”).

The price of the share units of LUCE Fund equals US$340.5 million, adjusted by 11% p.a. and reduced of any dividends or interest on capital paid or declared from December 1, 2009 up to the closing date.

On October 6, 2010, Enlighted exercised the Put Option and, consequently, Braslight also stated its position on the exercise of its right of joint sale, so that CEMIG or a third party indicated by it will have to acquire 100% of the units of LUCE, which will represent the acquisition of a further 13.03% of the registered and voting capital of Light S.A.

On April 11, 2011, CEMIG assigned all the rights and obligations specified in the contracts referred to above to SPE Parati, so as to permit continuation of its policy of expansion through other acquisitions, maintaining its indebtedness capacity, as well as allowing maintenance of Light’s existing indebtedness, since Light would not become subject to state control or the rules governing the financing of public sector companies.

In view of the financial obligations involved in these acquisitions, the analyses made by the Company indicated that the acquisitions should be made in partnership with a financial partner, which would acquire part of the shares and receive, in consideration, an option to sell those shares to CEMIG with a minimum guaranteed remuneration. This financial partner would be an Equity Investment Fund (FIP), whose unit holders would be financial institutions interested in participating in projects of low performance risk, already being operated by a company with proven operational excellence, and in earning an attractive return.

The Company entered into a  partnership with BTG Alpha Participações Ltda. (“BTG Alpha”), and, subsequently, with its successor, Redentor Fundo de Investimento em Participações (“FIP Redentor”), for acquisition of the equity interest indirectly owned by FIP PCP and Enlighted in Light S.A., through SPE Parati.

FIP Redentor has as its unit holders Banco Santander (Brasil) S.A. (“Santander”), Banco Votorantim S.A. (“Votorantim”), BB Banco de Investimento S.A. (“Banco do Brasil”) and  Banco BTG Pactual S.A. (“BTG Pactual”), the latter being the fund manager.

SPE Parati’s capital stock is currently distributed as follows: FIP Redentor holds 50% of SPE Parati’s common shares and 100% of its preferred shares, representing 75% of SPE Parati’s total capital stock and CEMIG holds 50% of SPE Parati’s common shares, representing 25% of SPE Parati’s total capital stock.

On May 12, 2011, FIP PCP sold its indirect interest in Light, through Redentor Energia S.A., to SPE Parati. The value of this acquisition was R$403 million, for 54.08% of the indirect interest in Light held by FIP PCP.

According to the rules of the Novo Mercado segment of BM&FBovespa, SPE Parati is required, in connection with the transaction with FIP PCP, to make a tender offer to acquire the shares held by the non-controlling shareholders of Redentor Energia S.A., giving them  rights similar to tag-along rights. The acquisition price per share in the tender offer  will be R$6.874712, updated by the variation of SELIC - Sistema Especial de Liquidação e Custódia (Special Settlement and Custody System),  or “SELIC”

interest rate, calculated pro rata from the acquisition closing date, May 12, 2011 (exclusive), up to the date of financial settlement of the auction (inclusive). If all eligible shareholders of Redentor Energia S.A. opt to accept the tender offer,  SPE Parati will have to pay a total amount of R$342.5 million, of which R$85.6 million would be paid by CEMIG — plus accrued SELIC interest. This transaction is expected to be completed in September 2011.

As agreed by CEMIG and FIP Redentor, CEMIG shall grant an irrevocable and irreversible option, exclusively to FIP Redentor (and not to any of its unit holders), under which FIP Redentor will have the right, at the end of the 60th month from the date of subscription of the shares issued by SPE Parati, to sell the totality of the shares owned by FIP Redentor, and CEMIG, or a third party indicated by it, will have the obligation to buy such shares, by means of payment of an exercise price equivalent to the amount paid at the time of payment of the initial pay-up of the shares, plus expenses, less the dividends and 57.2% of the interest on capital received during such period, all adjusted according to the CDI Rate plus 0.9% per year, pro rata, from the date of its actual disbursement/payment to the exercise date of the put option. The payment of the exercise amount and the transfer of the shares issued by SPE Parati are subject to prior approval by Aneel, in the event FIP Redentor exercises this option.

In the event of the exercise price is higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of SPE Parati, an adjustment factor of (1/(1—0.4279) — 1) shall be applied to the difference, and added to the exercise price.

On December 31, 2010, we held a 26.06% total interest in Light. As of June 6, 2011 we held a 27.82% total interest in Light, which included a direct 26.06% interest and an indirect 1.76% interest through SPE Parati. Assuming the above transactions close, the Company will hold, directly and indirectly, approximately 32.58% of the voting shares of Light.

Acquisition of Interest in Tranmission Companies from Abengoa

On June 2, 2011, Taesa entered into two share purchase and sale agreements with Abengoa Concessões Brasil Holding S.A. (“Abengoa Concessões”) and Abengoa Construção Brasil Ltda. (“Abengoa Construção”, and, together with Abengoa Concessões, “Abengoa”), in the total amount of R$1,099 million , to acquire equity interests in the capital stock of transmission companies owned by Abengoa.

One of the agreements is the Share Purchase and Sale Agreement for the acquisition of 50% of the shares held by Abengoa Concessões in the capital stock of Abengoa Participações Holding S.A. (“Abengoa Participações”) which, on the closing date of the transaction, will hold 100% of the shares of the following transmission companies:

• STE – Sul Transmissora de Energia S.A. (“STE”),

• ATE Transmissora de Energia S.A. (“ATE”),

• ATE II Transmissora de Energia S.A. (“ATE II”) and

• ATE III Transmissora de Energia S.A. (“ATE III”)

The other agreement is the Share Purchase and Sale Agreement for the acquisition of 100% of the shares held by Abengoa in the capital stock of the transmission company NTE - Nordeste Transmissora de Energia S.A. (“NTE”).

The operating assets to be acquired include 1,523 miles of transmission lines, with a Permitted Annual Revenue (Receita Anual Permitida, or “RAP”) of R$455 million, representing an increase of R$277 million in Taesa’s RAP.

Prior to the closing of the transaction, Abengoa Concessões shall:

• transfer all the shares currently held by Compañía Española de Financiación Del Desarrollo — COFIDES in the capital stock of ATE (23.82%) and ATE III (18.55%) to Abengoa Concessões; and,

• transfer all the shares held by Abengoa Concessões in the capital stock of the subsidiaries ATE, ATE II, ATE III and STE to Abengoa Participações, so that Abengoa Participações will hold all the shares of the capital stock of these subsidiaries.

The closing of the transaction and the acquisition of the shares by Taesa is subject to  a number of conditions precedent, including: (i) the approval of the transaction by the shareholders of Taesa in a general shareholders’ meeting, (ii) the consent of the financing banks to the transfer of the shares, and (iii) the approval of the transaction by Aneel. In addition, the transaction must also be submitted to the approval of the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica — CADE).

The purchase price shall be adjusted by the accrued variation of the SELIC between December 31, 2010 and the business day immediately preceding the closing date of the transaction. The purchase price shall also be adjusted in accordance with any dividends, capital increase or capital reduction, from December 31, 2010 to the closing date of the transaction.

The corporate structure after the closing of the transaction will be as follows:

The Shareholders’ Agreement to be entered into between Taesa and Abengoa with respect to the ATE, ATE II, ATE III and STE subsidiaries will contain the standard provisions generally included in such agreements, including:

• a special quorum for certain matters, which approval will depend on the affirmative vote of Taesa’s representatives in the shareholders’ meetings or in the board of directors’ meetings;

• the right of first refusal in the acquisition of shares from shareholders that wish to transfer their shares to third parties; and

• a dispute resolution mechanism.

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

On September 24, 2008 Brookfield Brasil TBE Participações Ltda., or Brookfield, CEMIG’s partner in TBE,  exercised the option to sell its shares in the companies EATE, ECTE, ENTE, ERTE and ETEP to CEMIG, Alupar Investimento S. A. (“Alupar”) and Centrais Elétricas de Santa Catarina (“Celesc”).  Jointly with Alupar and Celesc, CEMIG acquired the shares formerly owned by Brookfield in the transmission companies of the TBE Group, which consists of EATE, ENTE, ETEP, ECTE and ERTE.

Subsequently, on June 30 and July 14, 2009, CEMIG acquired additional Brokfield’ shares of the TBE Group. At the end of those transactions, CEMIG held 99.9% of the shares previously owned by Brookfield in EATE, ENTE, ERTE, and ETEP, and 78.3% of the shares previously owned by Brookfield in ECTE, for an amount corresponding to R$504.9 million.

In October 2008, EATE acquired an 80% interest in the companies Sistemas de Transmissão Catarinense S.A. (“STC”) and Lumitrans — Companhia Transmissora de Energia Elétrica, both located in Santa Catarina, adding R$32 million in Permitted Annual Revenue (“RAP”), and 122 miles of network, to the TBE Group.

Also, in 2008, EATE, jointly with Cemig Generation and Transmission, won an aneel Auction for the construction, operation and maintenance of five sections of transmission line (482 miles), involving seven substations (400MVA), in Mato Grosso, with a RAP of R$27 million. EBTE was contracted to operate the project, with EATE owning 51% of the capital and Cemig Generation and Transmission owning 49%.

In May 2009, ETEP won an Aneel Auction for the construction, operation and maintenance of the 345kV Santos Dumont substation, in Minas Gerais, for RAP of R$8 million. In June 2009, Empresa Santos Dumont de Energia S.A. (“ESDE”) was contracted to operate the project.

Description of the transmission concession holders

On December 31, 2010, CEMIG had direct investments (jointly controlling) in EATE, ECTE, ENTE, ERTE, ETEP and EBTE, and indirect investments in STC, Lumitrans, and ESDE as disclosed under “Transmission Assets” section below.

Under the concession contracts for these lines, the annual revenue in the last 15 years of the contracts is 50% less than the annual revenue for the first 15 years, though the annual revenue is adjusted each year for inflation in connection with the transmission companies’ annual review, except the most recent concessions, such as EBTE and ESDE, in which this 50% reduction in revenues after the 15th year is not applicable. The annual review and revenue adjustment usually takes place in the month of July. We recognize revenue on these contracts on a straight-line basis in accordance with the nature of the services provided.

On November 13, 2010, 13,411,720 shares, representing 13.3% of the voting and total capital of ENTE; 3,112,200 shares, representing 13.03% of the voting and total capital of ERTE; and 2,410,597 shares, representing 5.73% of the voting and total capital of ECTE, were transferred to CEMIG. CEMIG paid approximately R$100.5 million for these shares, becoming the holder of 49.99% of the total and voting capital of ENTE; 49.99% of the total and voting capital of ERTE; and 19.09% of the total and voting capital of ECTE, as shown below:

TBE Capital  Chart — December 31, 2010

	% OF TOTAL CAPTIAL
Holder	EATE	ECTE	ENTE	ERTE	ETEP
Alupar Investimentos S.A.	38.56%	40.01%	50.01%	50.01%	50.02%
Centrais Elétricas Brasileira S/A Eletrobrás	22.91%	—	—	—	8.02%
Centrais Elétricas de Santa. Catarina — CELESC	—	30.89%	—	—	—
Companhia Energética de Minas Gerais — CEMIG	38.53%	19.09%	49.99%	49.99%	41.96%
MDU Resources Luxembourg	—	10.01%	—	—	—
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

	% OF VOTING CAPITAL
Holder	EATE	ECTE	ENTE	ERTE	ETEP
Alupar Investimentos S.A.	50.02%	40.01%	50.01%	50.01%	50.02%
Centrais Elétricas Brasileira S/A Eletrobrás	—	—	—	—	—
Centrais Elétricas de Santa. Catarina — CELESC	—	30.89%	—	—	—
Companhia Energética de Minas Gerais — CEMIG	49.98%	19.09%	49.99%	49.99%	49.98%
MDU Resources Luxembourg	—	10.01%	—	—	—
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

Capital Expenditures

Capital expenditures for the years ended December 31, 2010 and 2009 in millions of reais, are as follows:

	Year ended December 31,
	2010	2009
Generation power projects—under property, plant and equipment	575	783
Transmission network expansion	1,800	1,746
Distribution network expansion	1,673	877
Others	156	293
Total capital expenditures	4,204	3,699

We currently project capital expenditures in 2011 related to property, plant and equipment of approximately R$1,540 million. In the first quarter of 2011 we invested R$124 million and we expect to require additional capital expenditures of R$1,416 million in 2011 to support our plans.  The principal uses of these capital expenditures are expected to be for the expansion of our distribution infrastructure.

We expect to fund our capital expenditures in 2011 mainly from our cash flow from operations and, to a lesser extent, through financing. We expect to finance our expansion and projects by commercial bank loans and by issuing debentures in the local market.

We expect our capital expenditures in 2011 to be lower than in 2010 due to the investments in acquisition of interests in TAESA and Light in 2010, which totalized R$1,562 million.

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

The following table sets forth certain information, in GWh, pertaining to the electricity that we generated, purchased from other sources and delivered during the periods specified: (other than with respect to Light):

CEMIG’S ELECTRIC ENERGY BALANCE (6)

	Year ended December 31,
(GWh)	2010	2009	2008
RESOURCES	77,752	70,548	68,318
Electricity generated by CEMIG (1)	30,361	32,830	31,291
Electricity generated by auto-producers	980	1,167	1,062
Electricity generated by Ipatinga	300	210	355
Electricity generated by Barreiro	65	62	75
Electricity generated by Sá Carvalho	380	428	349
Electricity generated by Horizontes	80	79	41
Electricity generated by Cemig PCH	58	3	22
Electricity generated by Rosal Energia	310	309	230
Electricity generated by Amador Aguiar	614	641	610
Electricity generated by Cachoeirão (5)	134	148	—
Electricity bought from Itaipu	8,590	8,889	12,323
Electricity bought from CCEE and other companies (2)(3)	35,880	25,782	21,960

REQUIREMENTS	77,752	70,548	68,318
Electricity delivered to final consumers (4)	43,272	39,204	42,940
Electricity delivered to auto-producers	993	996	982
Electricity delivered by Ipatinga	300	211	355
Electricity delivered by Barreiro	99	84	98
Electricity delivered by Sá Carvalho	496	500	473
Electricity delivered by Horizontes	85	79	84
Electricity delivered by Cemig PCH	121	123	122
Electricity delivered by Rosal Energia	263	263	263
Electricity delivered by Cachoeirão (5)	143	140	—
Electricity delivered to the CCEE and other companies(2)(3)	26,264	23,339	17,211
Losses	5,716	5,609	5,790

(1)                                Discounting the losses attributed to generation (738 GWh in 2010) and the internal consumption of the generating plants.

(2)                                This amount refers to contracts, purchases and sales of electricity under the CCEE, including the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).

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

(6)                                It does not include Light, which manages its own electric energy balance.

Generation

According to Aneel, at December 31, 2010, we were the third largest electric power generation group in Brazil as measured by total installed capacity. At December 31, 2010, we generated electricity at 59 hydroelectric plants, three thermoelectric plants and four wind farms and had a total installed generation capacity of 6,909 MW of which hydroelectric plants accounted for 6,575 MW, thermoelectric plants accounted for 184 MW and wind farms accounted for 50 MW. Eight of our hydroelectric plants accounted for approximately 80% of our installed electric generation capacity in 2010.  During the year ended December 31, 2010, we recorded expenses totaling R$728 million relating to transmission charge payments made to the ONS and to transmission concession holders. See “—The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to final users. We transport energy produced at our own generation facilities as well as energy that we purchase from Itaipu, and other sources, as well as the energy for the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the Brazilian Grid regulated by the ONS. See “—The Brazilian Power Industry.” As of December 31, 2010, our transmission network consisted of approximately 38 miles of upper 525 kV lines, 2,663 miles of 500 kV lines, 177 miles of 440kV lines, 1,347 miles of 345 kV lines and 909 miles of 230 kV lines, which were distributed, mainly, among the following companies:

•  Cemig Generation and Transmission: 1,352 miles of 500 kV lines, 1,265 miles of 345 kV lines and 499 miles of 230 kV lines located in Minas Gerais.

•  TAESA: CEMIG’s proportionate share includes 862  miles of 500 kV lines, 177 miles of 440 kV lines and 155 miles of 230 kV lines, distributed among TAESA and its subsidiaries in eleven different Brazilian States. CEMIG’s interest in TAESA is 56.69%.

The remaining assets are dispersed among sixteen transmission companies of the group and CEMIG’s proportionate share includes 38 miles of upper 525 kV lines, 449 miles of 500 kV lines, 82 miles of 345 kV lines and 256 miles of 230 kV lines in six different Brazilian States and in Chile.

Distribution

Through Cemig Distribution, we have four distribution concession agreements in the state of Minas Gerais that grant us rights to supply electricity to consumers in that area, including consumers that may be eligible, under the legislation, to become Free Consumers (consumers with demand equal to or greater than 3 MW, or consumers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or Small Hydroelectric Plants).  The concession area of Cemig Distribution covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2010, we owned and operated 292,682 miles of distribution lines, through which we supplied 23,102 GWh to approximately 7.1 million end-consumers.

In 2010, a total of 19,274 GWh was carried and delivered by the electricity distribution systems. The total amount of electricity supplied to distribution consumers was 42,375 GWh, of which 55.7% was supplied to industrial consumers, 19.2% to residential consumers, 11.7% to commercial consumers, 5.8% to rural consumers and 7.6% to other consumers. Cemig Distribution is the largest electricity distribution concession holder in Brazil, in terms of number of consumers, according to ABRADEE.

Through Light Serviços de Eletricidade S.A. (“Light SESA”) which is controlled by our subsidiary Light S.A., we participate in the distributions service concession contract in the State of Rio de Janeiro, which gives us the right to supply electricity in an area of covering 10,970 square miles. In 2010, Light SESA reached about 4 million consumers which corresponded to approximately 72% of total consumption in the state, including the metropolitan region,  with a captive consumption of 19,459 GWh.

Other Businesses

While our main business consists of the generation, transmission and distribution of electricity, we also engage in the following businesses: (i) distributing natural gas in Minas Gerais through our subsidiary, Gasmig, (ii) telecommunications through our consolidated subsidiary Cemig Telecomunicações S.A., a company created to provide fiber-optics and coaxial cable network installed along our transmission and distribution lines through which telecommunication services can be provided; (iii) national and international consulting business through our subsidiary Efficientia S.A., which focuses on providing our largest customers in the industrial, service and commercial sectors with energy solutions; and (iv) implementation and management of systems for electricity sector companies (generation, distribution and transmission) through our subsidiary Axxiom Soluções Tecnológicas S.A.. We also seek to strengthen our business in gas and the development of alternative sources of energy, particularly oil. On February 9, 2009, our by-laws were amended to create the Office of the Chief Officer for the Gas Division, who is responsible for coordinating all the policies and processes for exploration, acquisition, storage, transportation, transmission, distribution and sale of oil and gas and their sub-products, whether derived directly or through third parties.

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2010	2009
Electricity sales to final consumers	13,352	13,233
Electricity sales to the interconnected power system	1,602	1,775
Use of basic transmission and distribution networks	3,213	2,235
Services rendered	179	129
Telecommunication and other	612	523
Tax on revenues	(6,095)	(5,737)
Total	12,863	12,158

Power Generation and Trading

Overview

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2010:

Facility	Installed Capacity (MW)	Assured Energy (1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession or Authorization Expires	CEMIG’s Interest
Major Hydroelectric Plants
São Simão	1,710	1,281.0		1978		24.7	January 2015	100%
Emborcação	1,192	497.0		1982		17.3	July 2025	100%
Nova Ponte	510	276.0		1994		7.4	July 2025	100%
Jaguara	424	336.0		1971		6.1	August 2013	100%
Miranda	408	202.0		1998		5.9	December 2016	100%
Três Marias	396	239.0		1962		5.7	July 2015	100%
Volta Grande	380	229.0		1974		5.5	February 2017	100%
Irapé	360	206.3		2006		5.2	February 2035	100%
Aimorés	161.7	84.3		2005		2.3	December 2035	49%
Salto Grande	102	75.0		1956		1.5	July 2015	100%
Funil	88.2	43.6		2002		1.3	December 2035	49%
Sá Carvalho	78	58.0		2000	(2)	1.1	December 2024	100%
Queimado	86.6	47.8		2004		1.3	January, 2033	82.5%
Rosal Energia	55	30.0		2004	(2)	0.8	May 2032	100%
Itutinga	52	28.0		1955		0.8	July 2015	100%
Baguari	47.6	27.3		2009		0.7	August 2041	34%
Amador Aguiar I	50.5	32.6		2006		0.7	August 2036	21.05%
Amador Aguiar II	44.2	27.6		2007		0.6	August 2036	21.05%
Camargos	46	21.0		1960		0.7	July 2015	100%
Porto Estrela	37.3	18.6		2001		0.5	July 2032	33.3%
Igarapava	30.5	24.4	(3)	1999		0.4	December 2028	14.5%
Pai Joaquim (4)	23	13.9		2004		0.3	April 2032	100%
Cachoeirão	13.2	8.0		2008		0.2	July 2030	49%
Piau	18	8.0		1955	(2)	0.3	July 2015	100%
Gafanhoto	14	6.7		1946		0.2	July 2015	100%
Pipoca	9.8	5.8		2010		0.1	September 2031	49%
Smaller Hydroelectric Plants (5)	115.2	61.4		—		1.7	—	—
Thermoelectric Plants
Igarapé	131	71.3		1978		1.9	August 2024	100%
Ipatinga	40	40.0		2000	(2)	0.6	December 2014	100%
Barreiro	12.9	11.4		2004		0.2	April 2023	100%
Wind Farm
Morro do Camelinho	1	0.3		1994		0.0	Indefinite	100%
Praias do Parajuru	14.1	6.1		2009		0.2	September 2032	49%
Praia do Morgado	14.1	6.8		2010		0.2	December 2031	49%
Volta do Rio	20.6	9.5		2010		0.3	December 2031	49%
Light Hydroelectric Plants
Fonte Nova	34.4	27.1		1940		0.5	July 2029	26.06%
Ilha dos Pombos	48.8	30.0		1924		0.7	July 2029	26.06%
Nilo Peçanha	99	87.3		1940		1.4	July 2029	26.06%

Facility	Installed Capacity (MW)	Assured Energy (1) (average MW)	Year Commenced Operations	Installed Capacity % of Total	Date Concession or Authorization Expires	CEMIG’s Interest
Pereira Passos	26.1	13.3	1962	0.4	July 2029	26.06%
Santa Branca	14.6	8.3	1999	0.2	July 2029	26.06%
Total	6,909.4	4,199.7	—	100	—	—

(1)

Assured Energy is the plant’s long-term average output, as established by the Ministry of Mines and Energy (MME) in accordance with studies conducted by the EPE. Calculation of Assured Energy considers such factors as reservoir capacity and connection to other power plants. Contracts with final consumers and other concessionaires do not provide for amounts in excess of a plant’s Assured Energy. MME Resolution 303/2004 changed the term Assured Energy to Physical Guarantee.

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

(5)

Corresponds to 29 Small Hydroelectric Power Plants: Anil, Bom Jesus do Galho, Cajuru, Dona Rita, Jacutinga, Joasal, Lages, Luiz Dias, Machado Mineiro, Marmelos, Martins, Paciência, Pandeiros, Parauna, Peti, Pissarrão, Poço Fundo, Poquim, Rio de Pedras, Salto Voltão, Salto de Morais, Salto do Passo Velho, Salto do Paraopeba, Santa Luzia, Santa Marta, São Bernardo, Sumidouro, Tronqueiras and Xicão.

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations) As of December 31,
Voltage of Connection Lines	2010	2009	2008
500 kV	7	7	7
345 to 230 kV	108	(3) 81	(1) 15
161 to 138 kV	112	112	112
69 to 13.8 kV	187	(4) 163	(2) 134
Total	514	363	268

	Step-Down Transformation Capacity(5) of Generation Substations As of December 31,
	2010	2009	2008

Number of step-down substations	63	59	58
MVA	7,416	7,332	7,141 (6)

(1)	The circuit length of our 230 kV connection lines increased in 2009 because the Baguari facility began its operations.
(2)	The circuit length of our 69 kV connection lines increased in 2009 because the Wind Farm Praias do Parajuru began its operations.
(3)	The circuit length of our 230 kV connection lines increased in 2010 because Praia do Morgado and Volta do Rio Wind Farms began their operations.
(4)	The circuit length of our 69 kV connection lines increased in 2010 because Praia do Morgado and Volta do Rio Wind Farms and Pipoca Small Hydroeletric Plant began their operations.
(5)	This amount does not include the Light acquisition.
(6)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

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

Horizontes Energia S.A. — We formed Horizontes Energia S.A., or Horizontes Energia, to generate and trade electricity as an IPP (independent power producer) through the commercial operation of the following of our smaller hydroelectric plants: the Machado Mineiro Power Plant (located on the Pardo River in the municipality of Ninheira in the State of Minas Gerais, with an installed capacity of 1.72 MW); the Salto do Paraopeba Power Plant (located on the Paraopeba River in the town of Jeceaba in the State of Minas Gerais, with an installed capacity of 2.37 MW; the Salto Voltão Power Plant (located on the Chapecozinho River in the city of Xanxerê in the State of Santa Catarina, with an installed capacity of 8.2 MW); and the Salto do Passo Velho Power Plant (also located on the Chapecozinho River in Xanxerê, Santa Catarina, with an installed capacity of 1.8 MW), as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro Power Plant expires on July 7, 2025; the concessions relating to the other plants expire on October 4, 2030. All the electricity generated by Horizontes Energia S.A. is allocated for sale in the ACL, and part of this electricity has been committed for sale through 2011. The Salto do Paraopeba Power Plant is currently out of service for refurbishment. We expect that this power plant will resume its operations in 2013.

Usina Termelétrica Barreiro S.A. — We formed Usina Termelétrica Barreiro S.A. to participate, in partnership with V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro Thermoelectric Power Plant, located on Vallourec & Mannesmann’s premises in the Barreiro neighborhood of the city of Belo Horizonte in Minas Gerais. Construction started in July 2002 and commercial generation began in February 2004. Usina Termelétrica Barreiro S.A. holds the assets of the Barreiro Thermoelectric Power Plant and trades its production of energy.

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

Hidrelétrica Cachoeirão S.A. —Together with our partner in this project, Santa Maria Energética S.A. (“Santa Maria Energética”), we formed a special-purpose company named Hidrelétrica Cachoeirão S.A., to build and operate the Cachoeirão Small Hydroelectric Power Plant. This plant, with an installed capacity of 27 MW, is located on the Manhuaçu River, in the eastern part of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in Hidrelétrica Cachoeirão S.A. and Santa Maria Energética has a 51% ownership interest. Santa Maria Energética is a special-purpose company which holds the authorization for commercial operation of the Cachoeirão Small Hydroelectric Power Plant and in January 2007 applied to Aneel for permission to transfer this authorization to Hidrelétrica Cachoeirão S.A. Construction began in March 2007 and the facility began operating in December 30, 2008. The concession relating to this plant expires on July 27, 2030.

Baguari Energia S.A.— Operate the Baguari Hydroelectric Power Plant through the Baguari UHE Consortium, in which Baguari Energia has a 49% interest. The power plant has an installed capacity of 140 MW and is located on the Doce River, in the State of Minas Gerais. The energy generated is commercialized in the ACR. The plant’s operational license was obtained on July 5, 2009, and generating units started operating on September 9, 2009, November 28, 2009, March 2, 2010 and May 19, 2010. Initially, Cemig Generation and Transmission had a 34% interest in this consortium and Furnas Centrais Elétricas S.A.  had a 15% interest. On February 2, 2010, Aneel transferred to  Baguari  Energia the Cemig Generation and Transmission and Furnas Centrais Elétricas S.A joint concession in the Baguari Hydroelectric Power Plant. The concession relating to this plant expires on August 15, 2041. As of December 31, 2010, we had invested R$181.3 million in this project of a total projected investment of R$190 million.

Hidrelétrica Pipoca S.A. —  Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Pipoca Small Hydroelectric Power Plant, in partnership with Omega Energia Renovável S.A., formed by the investment companies “Tarpon Investimentos” and “Warburg Pincus”, to implement and operate the project. Through Cemig Generation and Transmission, we  have a 49% interest in Hidrelétrica Pipoca S.A. The plant, with an installed capacity of 20 MW, is located on the Manhuaçu River, in the eastern part of the State of Minas Gerais. Construction began in October 2008 and commercial operation began in October 2010. The concession relating to this plant expires on September 10, 2031.

Cemig Generation and Transmission also operates the following power plants:

Igarapava Hydroelectric Power Plant — The Igarapava Hydroelectric Power Plant, located on the Grande River, has an installed capacity of 210 MW. We have a 14.5% interest in this enterprise and our partners are Vale (38.2%), Votorantim Metais Zinco (23.9%), Companhia Siderúrgica Nacional (17.9%) and Anglogold Ashanti Brasil (5.5%). Commercial generation began in December 1998. The concession relating to this plant expires on December 30, 2028.

Queimado Hydroelectric Power Plant — Our partner in this project is CEB Participações S.A. (CEBPar), a subsidiary of Companhia Energética de Brasília, or CEB, a state-controlled electricity company. As per the second Amendment to Concession Contract 006/1997, executed on July 17, 2009, CEB has a 17.5% interest and we have the remaining 82.5%. The plant, with an installed capacity of 105 MW, is located on the Preto River, and encompasses areas in the States of Minas Gerais and Goiás and in Brazil’s Federal District. The power plant began its commercial generation on April 9, 2004, with the operation of its first unit. The commercial operation of the second and third units began on June 16, 2004, and July 8, 2004, respectively. The concession relating to this plant expires on January 02, 2033.

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

Funil Hydroelectric Power Plant — Also referred to as the José Mendes Junior Hydroelectric Plant, the Funil Hydroelectric Power Plant has generating capacity of 180 MW and is located on the Rio Grande river, in the southern part of Minas Gerais. We have a 49% interest in this enterprise and our partner, Vale S.A. or (“CVRD”), a mining company, has a 51% interest.. Construction began in September 2000, and its three rotors began to generate commercially on 2002 and 2003. The concession relating to this plant expires on December 20, 2035.

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

Wind Farms

Wind farms are becoming an important means of power generation for the near future. Besides its reduced environmental impact, this energy source is completely renewable and widely available in Brazil, according to recent prospective studies. Also, its fast technical development during recent decades resulted in a lower cost per MWh, compared to other means of power generation. CEMIG is monitoring the accelerated evolution of wind-based power generation and its inclusion in the Brazilian energy portfolio.

Our first wind farm, Morro do Camelinho, began operating in 1994. It is located in Gouveia, a town in northern Minas Gerais. This project is the first wind farm in Brazil to be connected to the national electricity transmission grid and it is connected to CEMIG’s distribution system. It has a total generation capacity of 1 MW, powered by four turbines with a capacity of 250 kW each. Morro do Camelinho was built through a technical and scientific cooperation agreement with the government of Germany. The cost of the project was US$1.5 million, with 51% funded by us and the remaining 49% by the government of Germany.

On August 15, 2009, Cemig Generation and Transmission’s purchased from Energimp S.A. a 49% interest in three wind farms located in the State of Ceará, for the amount of R$223 million. The three wind farms, named UEE Praia do Morgado, UEE Praias de Parajuru and UEE Volta do Rio, have a total installed capacity of 99.6 MW. The acquisition is subject to the approval of Aneel, Caixa Econômica Federal, Eletrobrás, and CADE.

Central Eólica Praias de Parajurú S.A. is located in the city of Beberibe, in the State of Ceará. It started commercial operation in August 2009. All of its generation, totaling 106,604 MWh/year, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

Central Eólica Praia do Morgado S.A is located in the city of Acaraú, in the State of Ceará. It started operating in May 2010. All its generation, totaling 115,636 MWh/year, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

Central Eólica Volta do Rio S.A is located in the city of Acaraú, in the State of Ceará. It started its operation in September 2010. All its electricity, totaling 161,238 MWh/year, has been sold to Eletrobrás, under the Proinfa Program  for a period of 20 years.

Expansion of Generation Capacity

We are currently involved in the construction of six hydroelectric power plants— Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré, Paracambi and Santo Antônio—that will increase the installed generation capacity of our hydroelectric facilities by 82.39MW over the next three years. The following is a brief description of these projects, the completion of which are subject to various contingencies, certain of which are beyond our control.

SPE Guanhães Energia S.A. — Cemig Generation and Transmission has negotiated an ownership interest in the construction and operation of the Small Hydro Plants, or PCHs, of Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. Our partner in this project is Investminas Participações S. A., a wholly owned subsidiary of GlobalBank Participações e Investimentos S.A, which formed, with us, the company SPE Guanhães Energia S.A, or Guanhães Energia. The purpose of Guanhães Energia is to build and operate these four PCHs, namely: Dores de Guanhães, with 14 MW installed capacity; Senhora do Porto, with 12 MW capacity; Jacaré, with 9 MW; and Fortuna II, with 9 MW. Dores de Guanhães, Senhora do Porto and Jacaré will be built on the Guanhães River, located in the municipality of Dores de Guanhães, State of Minas Gerais, and Fortuna II will be built on the Corrente Grande River, located in the municipalities of Guanhães and Virginópolis, State of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in Guanhães Energia, while Investminas Participações has the remaining 51%. Construction is expected to begin in first half of 2012, and commercial operation is expected to begin in the second half of 2013. The concessions relating to these plants expire in December 2031 with respect to Fortuna II, November 2032 with respect to Dores de Guanhães and October 2032 with respect to Senhora do Porto and Jacaré. As of December 31, 2010, we had invested R$10.3 million in this project.

Paracambi Small Hydroelectric Power Plant — Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Paracambi Small Hydroelectric Power Plant, in partnership with Light S.A. and Light ESCO S.A., a US investment company, to implement and operate the project. We will have a 49% interest in this project. The plant, with an installed capacity of 25 MW, will be located on the Lajes River, in the eastern part of the State of Rio de Janeiro. Construction began in November 2009 and commercial generation is expected to begin in October 2011 and December 2011. The concession relating to this plant expires on February, 2031.  In August 2009, CEMIG’s Board of Directors approved the effective participation of the Company in this venture.  As of December 31, 2010, we had invested R$37.25 million in this project.

Madeira Energia S.A. —MESA is a special-purpose company created to implement, build, operate and maintain the Santo Antônio hydroelectric plant, in the basin of the Madeira River, in the northern region of Brazil. This facility will have a generating capacity of 3,150 MW. MESA is expected to begin operations in December 2011. Cemig Generation and Transmission has a 10% interest in MESA, and based on our ownership interest, we expect to invest R$1,416 million in the development of the project.

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

Power Trading

Under the present regulations of the Brazilian electricity sector, power generation companies are allowed to operate in trading as well as the sale of their own production. CEMIG started intensifying this activity in 2009, which is complementary to the sale of its own generation, buying electricity for future sale through its power generation and trading subsidiaries, aiming further to increase the company’s results. CEMIG’s wholesale commercialization policy is approved by the Board of Directors and the transactions are individually approved by the Executive Board.

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

During the year ended December 31, 2010, we recorded revenue totaling R$1,554 million as a result of our transmission business. In turn, because we are also a distribution company and because we purchase electricity from Itaipu and others, our use of the basic transmission network requires us to pay scheduled rates to the National System Operator (Operador Nacional do Sistema), or ONS, and owners of different parts of the basic transmission network. See “—The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

We transmit both the energy that we generate and the energy that we purchase from Itaipu and other sources, as well as the energy for the interconnected power system. During the year ended December 31, 2010, we also had 14 industrial free consumers to whom we transported 5,088  GWh directly with high voltage (equal to or greater than 230 kV per industrial consumer) energy through their connections to our transmission lines. Ten of these industrial consumers are CEMIG’s energy consumers and accounted for approximately 57.1% of the transported total volume of electricity. We also transmit energy to distribution systems through the south/southeast-linked system of the grid.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines	2010	2009	2008
>525 kV	38	38	38
500 kV	2,663	2,292	1,801
400 kV	177	101	—
345 kV	1,347	1,287	1,287
230 kV	909	665	577
Total	5,134	4,383	3,703

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2010		2009		2008
Number of step-down substations	68	(2)	68	(2)	37	(2)
MVA	18,079		16,844		16,076

(1)                                Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

(2)                                Does not consider the shared substations.

Transmission Assets

Montes Claros—Irapé (Transleste) — In September 2003, a consortium formed by Companhia Técnica de Engenharia Elétrica—ALUSA, or ALUSA, Furnas, Orteng Equipamentos e Sistemas Ltda., or Orteng, and CEMIG, won the concession auctioned by Aneel to the Montes Claros—Irapé transmission line. As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which is responsible for building and operating the transmission line. We have a 25% interest in this company. This 345 kV transmission line connects a substation located in Montes Claros, a city in northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 86 miles. Transmission line operations began on December 18, 2005 and no further investments are required at this time. The concession expires on February 18, 2034.

Itutinga—Juiz de Fora (Transudeste)— In September 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG, with interests of 41%, 25%, 10%, and 24% respectively, won the concession auctioned by Aneel to the Itutinga—Juiz de Fora transmission line. As required in the bidding process, the partners formed the Companhia Transudeste de Transmissão, which is responsible for building and operating this transmission line. This 345 kV transmission line, with a length of approximately 89 miles, connects the substation of the Itutinga Hydroelectric Power Plant and a substation located in Juiz de Fora, a city in southeastern Minas Gerais. Commercial operations began on February 23, 2007 and no further investments are required at this time.

Irapé—Araçuaí (Transirapé) — In November 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG with interests of 41%, 24.5%, 10% and 24.5% respectively, won the concession auctioned by Aneel to the Irapé—Araçuaí transmission line. As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which is responsible for building and operating this transmission line. This 230 kV transmission line, with a length of approximately 38 miles, connects the substation of the Irapé Hydroelectric Power Plant and a substation in Araçuaí, a city located in northeastern Minas Gerais. Commercial operations began on May 23, 2007 and no further investments are required at this time.

Furnas—Pimenta (Centrooeste) — In September 2004, a consortium formed by Furnas and CEMIG, with interests of 49%, and 51%, respectively, won the concession auctioned by Aneel to the Furnas—Pimenta transmission line. As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste , which is  responsible for building and operating the transmission line. This 345 kV transmission line, with a length of approximately 47 miles, connects the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta, a city in the west-central region of Minas Gerais. We began the project in March 2005. Its commercial operation began in March 2010.  We have invested a total amount of R$17.93 million in this project.

Charrúa—Nueva Temuco (Transchile) — In April 2005 a consortium formed by ALUSA and CEMIG, with interests of 51% and 49%, respectively, won the concession auctioned by Centro de Despacho Económico de Carga del Sistema Interconectado Central, or CDEC—SIC, of Chile to build, operate and maintain the Charrúa—Nueva Temuco 220 kV transmission line for 20 years. This was an important event in CEMIG’s history, as it was our first asset outside of Brazil. We and ALUSA formed Transchile Charrúa Transmisión S.A., an SPC incorporated in Chile and responsible for building and operating the transmission line. With a length of approximately 127 miles, the transmission line  connects  the substations of Charrúa and Nueva Temuco in central Chile. We began the project in June 2005 and construction began in April 2007. On July 18, 2007, Transchile Charrúa Transmisión S.A. entered into a project finance agreement with the Inter-American Development Bank in the amount of US$51.0 million related to the transmission line and substations. Commercial operation began in January 2010. We have invested a total amount of R$44.19 million in this project.

TAESA: On December 31, 2010, CEMIG had direct investments (jointly controlled) in TAESA, that owns the following assets:

Company	Miles	Capacity (kV)	Operation	Concession Contract	Concession Expiration Date

TSN- Transmissora Sudeste Nordeste S.A.	374	500kV
			April/03	097/2000	12/20/2030
	2	230kV

Munirah-Transmissora de Energia S.A.	38	500kV	November/05	006/2004	02/18/2034

Gtesa- Goiânia Transmissora de Energia	18	230kV	July/03	001/2002	01/21/2032

Patesa- Paraíso Açu Transmissora de Energia S.A.	48	230kV	March/04	087/2002	12/11/2032

Novatrans Energia S.A.	450	500kV	April/04	095/2000	12/20/2030

ETAU-Empresa de Transmissão Alto Uruguai S.A.	35	230kV	May/05	082/2002	12/18/2032

ETEO- Empresa de Transmissão de Energia do Oeste S.A.	177	440kV	October/01	040/2000	05/12/2030

Brasnorte Transmissora de Energia S.A.	52	230kV	August/09	003/2008	03/17/2038

On December 31, 2010, CEMIG had direct investments (jointly controlled) in EATE, ECTE, ENTE, ERTE, ETEP and EBTE, and indirect investments in STC, Lumitrans, and ESDE as shown in the table below.

Company	Connection	Length (Miles)	Capacity (kV)	Operation	Concession contract (2)	Concession Expiration Date
EATE (1)	Tucuruí (Pará) to Presidente Dutra (Maranhão)	576	500	March/2003	June 12, 2001	June 12, 2031

ECTE (1)	Campos Novos (Santa Catarina) to Blumenau (Santa Catarina)	157	525	March/2002	November 1, 2000	November 1, 2030

ENTE (1)	Tucuruí (Pará) to Açailândia (Maranhão)	285	500	February/2005	December 11, 2002	December 11, 2032

ERTE (1)	Vila do Conde (Pará) to Santa Maria (Pará)	96	230	September/2004	December 11, 2002	December 11 2032

ETEP (1)	Tucuruí (Parã) to Vila do Conde (Pará)	201	500	August/2002	June 12, 2001	June 12, 2031

Lumitrans (1)	Machadinho — Campos Novos	24,8	525	October/2007	February 18, 2004	February 18, 2034

STC (1)	Barra Grande — Lajes- Rio do Sul	114.3	230	November/2007	April 27, 2006	April 27, 2036

EBTE	Brasnorte-Juba,Brasnorte-Parecis	486	230	June/2011	October 16, 2008	October 16, 2038
	Brasnorte- Juína,Nova Mutum-Sorriso,
	Sorriso- Sinop

ESDE	LT Barbacena 2- Santos Dumont	1.8	345	Expected to start operating in July/2012	November 19, 2009	November 19, 2039
	LT Santos Dumont- Juiz de Fora I

(1)

The operation and maintenance of transmission lines of EATE, ENTE and ERTE are carried out by Eletronorte-Centrais Elétricas do Norte do Brasil S.A. or Eletronorte and of ECTE by Celesc and Eletrosul and of STC by Celesc and Lumitrans by Eletrosul.

(2)	Right acquired for commercial operation of public electricity transmission services for 30 years, renewable for the same period of time.

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

From January 1, 2002 through December 31, 2010, we invested approximately R$1,172 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

	Circuit Length of Distribution Lines in Miles - High Voltage (from distribution substations to final consumers)
	As of December 31,
Voltage of Distribution Lines	2010	2009	2008
161 kV	34.2	34.2	34.2
138 kV	7,140.2	7109.8	6,993.0
69 kV	2,855.2	2801.2	2,817.9
34.5 kV + Others	593.4	592.8	600.2
Total	10,623.01	10,537.9	10,445.3

	Circuit Length of Distribution Lines in Miles - Medium and Low Voltage (from distribution substations to final consumers)
	As of December 31,
Type of Distribution Lines	2010	2009	2008
Overhead urban distribution lines	59,943.6	59,365.7	56,887.0
Underground urban distribution lines	889.8	889.8	857.5
Overhead rural distribution lines	223,423.4	219,560.3	217,369.3
Total	284,256.8	279,815.8	275,113.9

	Step-Down Transformation Capacity(1) of Distribution Substations
	As of December 31,
	2010	2009	2008
Number of substations	564	559	560
MVA	10,788	9,404	9,309

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

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. For the next five years, we anticipate an increase of approximately 928,000 new urban consumers and 98,000 rural consumers. In order to accommodate this growth, we expect that we will need to add 208,000 medium-voltage poles, 1,034 miles of transmission lines and 32 step-down substations, adding  1,201 MVA to our distribution network, increasing the network’s installed capacity by 2,377 MVA, including reinforcement. Ongoing projects for development of our distribution capacity include the following:

Luz para Todos — We have adopted a rural electricity development program called Light for All (Luz para Todos) program sponsored by the Federal Government and the State Government of Minas Gerais. We plan to use the program to meet our goal of providing electricity to 100% of the rural consumers in the State of Minas Gerais. The first phase of the Light for All program supplied electricity to 190,000 additional rural residences in the State of Minas Gerais and required a total investment of approximately R$1.7 billion, of which CEMIG invested R$1.05 billion. This first phase included the Light in the Knowledge (Luz no Saber) sub-program, which used solar energy to provide electricity to schools, community centers and rural homes in remote locations not yet connected to the distribution network. In 2009, the Federal Government, the State Government and the CEMIG concessionaire launched the second and third phases of the program, scheduled to end on December 31, 2011. A total investment of R$1.15 billion is projected for these phases of the program, of which CEMIG is responsible for approximately R$389 million. The end of the Light for All Program was postponed to December 31, 2011, on October 5, 2010, contemplating service to an additional 40,000 new consumers in 2011.  By the end of the Light for All Program, we expect to have added 285 thousand new consumers, benefiting a population of approximately 1.5 million inhabitants.

Cresce Minas — The Grow Minas (Cresce Minas) project was launched in 2007 to revitalize and expand the distribution system of the State of Minas Gerais, improving the reliability of the system and increasing the quality of service to consumers. The project is expected to benefit approximately 340 municipalities (41% of the total) of Minas Gerais, encompassing a total population of approximately 4.1 million, including approximately 1.1 million consumers. In 2010, CEMIG invested R$65.5 million in capital expenditures exclusively to strengthen the medium-voltage distribution system, out of a total of R$279.4 million projected. CEMIG also invested R$67 million in 2010 to strengthen the sub-transmission system. In the next two years, we expect to invest an aggregate of R$102 million in our sub-transmission and transmission systems.

Purchase of Electric Power

During the year ended December 31, 2010, we purchased 8,589.84 GWh of electricity from Itaipu, which represented approximately 29.81% of the electricity we sold to final users, and 649.29 GWh (2.25%) of electricity from Proinfa. In addition to the electricity purchased from Itaipu and Proinfa, we have two other basic types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 68.58% of the electricity purchased for resale during the year ended December 31, 2010, and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 6.37% of the electricity purchased in 2010.

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

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu, in accordance with the Law 5.899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. During the year ended December 31, 2010, Aneel enacted Resolution 913/2009 requiring Cemig Distribuition to purchase 13.4175% of the total amount of electricity purchased by Brazil from Itaipu at rates fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rates may be transferred to the final consumer upon approval by Aneel.

Since 2007, Aneel publishes at the end of each year the amount of electricity to be purchased from Itaipu by each of the electric power distribution companies for the following year, as a guidance for the five subsequent years. Based on this, the distribution companies can estimate their remaining energy needs in advance of the next public auctions.

Auction Contracts — We purchased electricity in public auctions at the CCEE. These contracts were formalized between CEMIG and the several sellers in accordance with the terms and conditions established in the invitation to bid. The following table sets forth the amounts of electricity contracted, average original tariff and prices related to the CCEAR contracts arising from the electricity acquired by CEMIG in auctions during 2010. It also includes contracts signed before 2010 but still effective during that year. See “—The Brazilian Power Industry” for more information on CCEE and CCEAR.

Average Tariff(R$)	Electricity Contracted (MW — average per year)	Term of the Contract
57.51	530.17	2005 to 2012
67.33	919.14	2006 to 2013
83.13	105.47	2008 to 2015
106.95	4.47	2008 to 2037
132.27	35.31	2008 to 2022
114.28	3.16	2009 to 2038
126.77	60.41	2009 to 2038
129.26	40.36	2009 to 2023
132.39	31.02	2009 to 2023
115.05	91.77	2010 to 2039
134.99	20.12	2010 to 2039
121.81	88.98	2010 to 2024
138.85	61.23	2010 to 2024
134.67	431.17	2010 to 2024
120.86	24.71	2011 to 2040
137.44	23.24	2011 to 2025
128.42	63.89	2011 to 2025
129.14	56.57	2012 to 2041
128.37	126.34	2012 to 2026
78.87	122.83	2012 to 2041
77.97	457.75	2015 to 2044
99.48	46.80	2015 to 2044

Cemig Distribution has been involved in three auctions in the Regulated Market Environment, (Ambiente de Contratação Regulada, or “ACR”), sponsored by Aneel, with delivery dates between 2015 and 2044.

Cemig Generation and Transmission, for strategic reasons, was not involved in the A-1 Auction sponsored by Aneel but nevertheless carried out a total of 77 auctions for sale of energy in 2010, representing a trading volume of 96,894 GWh, and has participated in 55 others, representing a trading volume of 70,799 GWh.

The operational strategy of Cemig Generation and Transmission in energy auctions on the ACL is based on assumptions set by its management such as approved futures price curve and the balance of power structure, which defines availability to be directed to agents in this market, aiming to maximize revenue and net income while minimizing the volatility of operating cash flow.

Bilateral Agreements — Cemig Distribution entered into bilateral agreements with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2010, Cemig Distribution purchased 1,801.27 GWh pursuant to these agreements, which represented 5.84% of the total electricity purchased by Cemig Distribution during 2010.

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

In January 1993, the State Government granted Gasmig an exclusive 30-year concession for distribution of natural gas covering the entire State of Minas Gerais and consumers located within it. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas, or LPG, and wood. In 2010, Gasmig supplied approximately 2.6 million cubic meters of natural gas per day to 292 consumers: 189 industrial and commercial consumers, 92 retail distribution stations for natural gas vehicles, 2 thermal power plants and 9 distributors of compressed natural gas, or CNG. In 2010, Gasmig distributed approximately 5.3% of all natural gas distributed in Brazil.

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

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. On July 26, 2006, TSS was merged into Gasmig. As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig. On December 15, 2004, Gasmig executed an additional supply contract with Petrobras which guarantees a gradual increase in supply of up to 5.1 million m³/day of natural gas, within a period of 20 years, in addition to the 3.5 million m³/day that was previously contracted for. This additional supply agreement is for the supply of natural gas to the regions of the Vale do Aço (Steel Valley) and the south of Minas Gerais, and also for expansion of service to the regions of the Greater Belo Horizonte area, the Zona da Mata (in the southeast of Minas Gerais) and the Campos das Vertentes (historic region), in the industrial, commercial, automotive and residential markets. The additional supply agreement has a term of 20 years, and we began commercial supply pursuant to the agreement in May 2010. Under this agreement the price is established based on the international oil price in the New York market.

We expect that the association with Petrobras will expand Gasmig’s distribution capacity, as our ability to offer natural gas to our consumers is expected to increase significantly with the implementation of Petrobras’s investments in pipelines. We expect that Gasmig’s capital expenditures for 2011 and 2012 will be mostly used for the expansion of our distribution network and growth of CNG and in the residential segment. Gasmig has already completed the necessary expansion to serve the regions of the Steel Valley and the southern region of the State of Minas Gerais.

Other than with respect to the liquefied natural gas, or LNG, supplied to Gasmig by a joint venture between Petrobras and White Martins Gases Industriais Ltda., or White Martins, Gasmig purchases all its natural gas needs from Petrobras, and such natural gas is provided by Petrobras’s own deposits. Our relationship with Petrobras is governed by two long term agreements, expiring in 2020 and 2028. The price Gasmig charges its consumers is based on the price charged by Petrobras plus a margin. Therefore, all cost increases in Gasmig’s purchase of natural gas are passed on to its consumers through rates increases.

Many energy-intensive industries such as cement, steel, ferroalloys and metallurgy have significant operations in Minas Gerais. We estimate that the total demand for natural gas in Minas Gerais will amount to nearly 3.6 million cubic meters of gas per day by 2012. Gasmig’s key strategy is to expand its distribution network in order to serve the portion of the demand not yet reached. Gasmig is engaged in the development of new projects to extend its natural gas distribution systems to reach consumers in other areas of Minas Gerais, mainly in heavily industrialized areas. In 2006, Gasmig began supplying natural gas to three industrial companies and two distribution stations of Vehicular Natural Gas, or VNG, in the region of the Steel Valley, thus concluding the first phase of service to that region of the State of Minas Gerais. The average volume of natural gas distributed in the first phase was approximately 200,000 cubic meters/day. The second phase, which began in 2009, was concluded in 2010, adding 155 miles  to Gasmig’s networks, and was expected to add approximately 800,000 m² per day to Gasmig’s market by the end of this year.

In 2010, Gasmig invested approximately R$339 million in the expansion of its gas pipeline network to serve more consumers in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and reinvestment of the dividends payable to CEMIG. There was also an issuance of debentures in the amount of R$294 million carried out by BNDESPAR to fund this expansion, but there were no changes in Gasmig’s shareholder structure. The capacity of the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) was increased in 2010 through an expansion carried out by Petrobras

Exploration and Production of Crude Oil and Natural Gas

On December 18, 2008, CEMIG and its partners, Companhia de Desenvolvimento Econômico de Minas Gerais - Codemig, (“Codemig”), Imetame Energia S.A. (“Imetame”, formerly called Comp Exploração e Produção de Petróleo e Gás S.A.), Sipet Agropastoril Ltda. (“Sipet”) and Orteng Equipamentos e Sistemas Ltda. (“Orteng”),  participated in the Brazil Round 10 Auction carried out by the National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombuustíveis), or ANP, and was granted the execution of concession agreements for four exploratory blocks in the São Francisco Basin, one block in the Potiguar Basin, and one block (REC-T-163) in the Recôncavo Basin. On June 30, 2009, the consortia formed by CEMIG, Codemig, Imetame, Sipet, and Orteng signed the concession agreements regarding three blocks.  The participation of both CEMIG and Codemig is 24.5% each. The total participation of Imetame, Sipet, and Orteng is 51%, but the individual participation of these three companies varies, depending on the block. On July 7, 2010, CEMIG, Codemig and Imetame formed three consortia to be responsible for the concession agreements regarding three other blocks. The three consortia have the same composition: CEMIG —

24.5%, Codemig — 24.5%, and Imetame — 51%. These consortia are expected to sign the concession agreements regarding three blocks in the near future. CEMIG’s projected investment is not expected to exceed R$30 million in the exploration phase.

Telecommunications, Internet and Cable Television

On January 13, 1999, Cemig Telecomunicações S.A. , or Cemig Telecomunicações, was incorporated in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group. Currently, we own an equity interest of 99.9% in the capital stock of Cemig Telecomunicações.

Cemig Telecomunicações started its business operations in January 2001. The main telecommunication services provided by Cemig Telecomunicações S.A. through its network are signal transportation and access, both for point-to-point and point-to-multipoint applications, delivered mainly to telecommunications operators and Internet service providers on a clear channel basis. Cemig Telecomunicações is also extending its broadband Internet services.

Cemig Telecomunicações provides the network for cable television service in 12 cities in Minas Gerais pursuant to a 15-year service agreement, that expires on December 31, 2015, with WAY TV Belo Horizonte S.A. (“OITV”), and Brasil Telecomunicações, each a holder of concessions to provide cable television and Internet service in certain cities in Minas Gerais, under which Cemig Telecomunicações allows these companies to use its network infrastructure. In return, Brasil Telecomunicações is obligated to deliver to Cemig Telecomunicações a percentage of the revenues derived from their cable television and Internet services and OITV pays per kilometer of the network used.

Cemig Telecomunicações also provides intra-company data transmission services to us pursuant to a five-year agreement signed in 2001 and renewed in October 2007. We use this service for internal communications as well as for certain communications with our consumers.

On June 30, 2010, the Board of Directors of Cemig Telecomunicações approved the execution of the share purchase and sale agreement for the acquisition by Cemig Telecomunicações of 49% of the common shares issued by Ativas Data Center S.A., or Ativas. Ativas provides infrastructure services for Information and Communication Technology (ICT), including hosting, placement, storage and database site backup, professional services, information security and availability.

In September, 2010 Cemig Telecomunicações signed an agreement with AlgarTelecom to provide services in GPON (Gigabit Passive Optical Network). The GPON Project consists of a Triple Play (Data, Voice and Video) service, to be offered first to condominiums in the greater Belo Horizonte area, through an ultra-high band FTTH (Fiber To The Home) network using the GPON technology. This technology offers enormous data transmission capacity, simple and low-cost installation and maintenance.

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

Highlights of the consultancy projects of Efficientia in 2010 include conclusion of works for connection to the CEMIG system of three sugar/alcohol plants. Also in 2010, Efficientia signed contracts for: the modernization of the electricity feed for rolling cranes; modernization of the compressed air system and modernization of illumination systems of four different companies.

In partnership with Concert Technologies S.A. (“Concert”), Nansen S.A. Instrumentos de Precisão (“Nansen”), Leme Engenharia Ltda (“Leme”) and FIR Capital Partners Ltda (“FIR”), we created Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (formerly Focus Soluções Tecnológicas S.A.) on August 27, 2007 to offer solutions in technology and systems for operational management of public service concession holders, including electricity, gas, water, and sewerage and other public utility companies. We have a 49% direct interest in Axxiom, which began its operations in the second quarter of 2008. Light currently holds a 51% interest in Axxiom.

Energy Losses

We recognize energy losses in connection with our operations on the national basic grid, which is operated by the ONS, referred to as the Basic Grid. These energy losses are divided into “technical” and “non-technical” losses.

Cemig Distribution total energy losses in 2010 were 5,716 GWh, compared to 5,609 GWh in 2009. Of this total in 2010, 738 GWh were related to losses in the Basic Grid attributed to CEMIG by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE. The remaining 4,978 GWh, which represent 11.04% of the total energy (approximately 45,000 GWh) that passed through the local system. These energy losses included both technical and non-technical losses in the local distribution system of Cemig Distribution.

Light total energy losses in 2010 were 7,489 GWh, compared to 7,359 GWh in 2009, representing 21.27% of the total energy (35,201GWh) that passed through the system of Light. These energy losses included both technical and non-technical losses in the local distribution system of Light. Besides these losses in 2010, 474 GWh were related to losses in the Basic Grid attributed to Light by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE.

Technical losses accounted for approximately 80% of Cemig Distribution’s and 30% of Light’s energy losses in the local distribution grid in 2010. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy. We attempt to minimize technical losses by performing rigorous and regular evaluations of the quality of our electricity supply and our facilities. We routinely upgrade and expand our transmission and distribution systems in order to maintain quality and reliability standards, and consequently, reduce technical losses. In addition, we operate our transmission and distribution systems at certain specified voltage levels in order to minimize losses.

Technical losses are not comparable. Longer stretches of distribution (for example in rural areas) naturally have more technical losses.

Non-technical losses accounted for the remaining approximately 20% of Cemig Distribution’s and 70% of Light’s energy losses in 2010 in the distribution grid and result from fraud, illegal connections, metering errors and meter defects. In order to minimize non-technical losses, we regularly take preventive actions, including inspection of consumers’ meters and connections, modernization of metering systems, training of meter-reading personnel, standardization of meter installation and inspection procedures, installation of meters with quality control warranties, consumer database updating and development of a theft-protected distribution network.  Additionally, we have developed an integrated system designed to help detect and measure controllable losses in all parts of our distribution system.

Non-technical losses are partially comparable between electricity companies because they indicate a sector’s inefficiencies and the social complexities within the concession area. At the end of 2010, the indicators that measure the quality of supply by Cemig Distribution, DEC—Consumer Outage Duration in hours per year and FEC—Number of Outages Per Year, were 12.99 and 6.56, respectively, compared to 14.09 and 6.75 in 2009. At the end of 2010, the DEC and FEC of Light were 11.33 and 5.76, respectively, compared to 10.08 and 6.18 in 2009.

Consumers and Billing

Consumer Base

Our distribution and generation business consumers, who are primarily located within our concession area in Minas Gerais and Rio de Janeiro as well as outside these states, are divided into five principal categories: industrial (including mining, manufacturing and processing activities); residential; commercial (including service-oriented businesses, universities and hospitals); rural; and other (including governmental and public entities). During the year ended December 31, 2010, electricity invoiced totaled 42,873 GWh, which includes the energy sold by Cemig Distribution, Cemig Generation and Transmission and by affiliated companies.

For 2010, as compared to 2009, the volume of electric power sold to residential, commercial, rural and other consumers, excluding wholesale-supply consumers, increased by 2.05%, 1.0%, 11.08%, and 0.8% respectively. The industrial consumption increased by 9.67% from 2009 to 2010. The following table provides information regarding the number of our consumers as of December 31, 2010 and consumption by consumer category for the years ended December 31, 2010 and, 2009.

	Number of Consumers		Consumption of Distribution System (GWh) (4)
	(3) at December 31,		Years ended December 31,
Consumer Category	2010		2010	2009
Industrial	87,453	(1)	24,826	22,638
Residential	9,534,790		9,944	9,744
Commercial	884,534		6,227	6,197
Rural	543,961		2,467	2,221
Own consumption	1,154	(2)	53	51
Other	83,148		3,663	3,635
Total	11,135,040		47,181	44,487

(1)                                Includes subsidiaries and affiliated companies.

(2)                                Refers to the number of our plants, facilities and offices that use our energy, each of which is considered a consumer pursuant to Aneel regulations.

(3)                                The number of consumers corresponds to the total amount of consumers of Cemig Distribution and Light.

(4)                                The consumption data includes CEMIG’s interest in its subsidiary markets, proportionally.

In 2010, through the expansion of our transmission and distribution systems, Cemig Distribution added and billed 231,921 new final consumers, representing an increase of 3.4% compared to 2009, and Light added and billed 74,674 new final consumers, representing an increase of 1.9%, compared to 2009.

A large proportion of our energy is sold to large industrial consumers.  In 2010, ten of our consumers served at high voltages consumed 11,102  GWh, or 25.9% of the total of electricity that we supplied during the year.  Our power purchase agreements with industrial consumers have terms of three to eight years on average (a few can reach 10 to 20 years) and contain a “take or pay” clause for the energy and a minimum demand clause that requires the consumer to pay at least for the contracted demand, which represents the system capacity reserved for that consumer.  We believe that this billing method provides us a relatively stable source of revenue.

The following table shows our industrial energy sales volumes by type of industrial consumer as of December 31, 2010, from Cemig Distribution, Cemig Geração and Transmissão, Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Horizontes Energia S.A., Cemig PCH S.A., Usina Termelétrica Barreiro S.A. PCH Cachoeirão and PCH Pipoca:

Industrial Consumers (1)	Energy Sales Volume in GWh	Consumption as a Percentage of Total Industrial Energy Volume
Steel industry	6,227	25.5%
Ferroalloy industry	4,958	20.3%
Mining industry	2,689	11.0%
Chemical industry	2,306	9.4%
Food processing industry	1,550	6.3%
Cement industry	961	3.9%
Automotive industry	876	3.6%
Others	4,875	20.0%
Total	24,442	100.0%

The following table sets forth the names and related industries of our ten largest industrial consumers in 2010:

Ten Largest Industrial Consumers (listed in order of total GWh of electricity billed by us in 2010)	Industry
Usinas Siderúrgicas de Minas Gerais S.A.- USIMINAS	Steel
White Martins Gases Industriais Ltda.	Chemical
ArcelorMittal Brasil S.A.	Steel
Rima Industrial S.A.	Ferroalloys
Fiat Automóveis S.A.	Automotive
Vale S.A.	Mining
Samarco Mineração S.A.	Mining
Ligas de Alumínio S.A.- LIASA	Ferroalloy
Companhia Brasileira de Carbureto de Cálcio - CBCC	Ferroalloy
Gerdau Açominas S.A.	Steel

Billing

Our monthly billing and payment procedures for electricity supply vary by levels of voltage. Our large consumers with direct connections to our transmission network are generally billed within five weekdays after their meter reading. Payment is required within five weekdays after delivery of the bill. Other consumers receiving medium voltage electricity (approximately 18,800 consumers supplied at a voltage level equal to or greater than 2.3 kV or connected by underground distribution lines) are billed within one or two days of their meter reading and payment is required within five weekdays after delivery of the bill.

Our remaining consumers are billed within five weekdays of their meter reading and payment is required within five weekdays after delivery of the bill or 10 weekdays after delivery of the bill in the case of public sector entities. Bills are prepared from meter readings or on the basis of estimated consumption.

Seasonality

Our sales of electricity are affected by seasonality. Usually, an increase in consumption by industrial and commercial consumers occurs in the fourth fiscal quarter due to increases in their activities. The seasonality of rural consumption is usually associated with rainfall periods.  During the dry season, between the months of May and November, more electricity is used to irrigate crops.  Certain figures representing fiscal quarterly consumption by final consumers from 2008 through 2010, in GWh, are set forth below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008 (1) (2)	9,948	10,438	11,312	11,228
2009 (1) (2)	9,754	9,711	9,940	10,246
2010 (1) (2)	10,044	10,504	11,068	11,257

(1)                                Includes consumption by Cemig Distribution, Cemig Generation and Transmission, Sá Carvalho S.A., Usina Térmica Ipatinga S.A., Usina Térmica Barreiro S.A., Cemig PCH S.A., Horizontes Energia S.A. and PCH Pipoca.

(2)                                Does not include supply to other concessionaires.

Light’s operations are subject to seasonality variations. Historically, the consumption of energy in Light SESA’s concession area is higher in the first and last quarters of the fiscal year, given the higher temperatures during these periods and end-of-year festivities. The chart below refers to Light’s quarterly consumption of the total market from 2008 to 2010, in GWh, showing the typical volatility to those periods.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008	5,481	5,211	4,980	5,256
2009	5,558	5,228	4,989	5,716
2010	6,087	5,498	5,144	5,655

Competition

Contracts with Free Consumers

We had 221 contracts with Free Consumers as of December 31, 2010. Of these contracts, 24 are with companies located outside the distribution company’s concession area and represent 1,945 GWh of energy per year. These contracts with Free Consumers, including Special Consumers, have terms of three to eighteen years and represented a total volume of approximately 18,414 GWh, in 2010.

CEMIG’s strategy in the Free Market has been to establish contracts of longer duration, thereby establishing and promoting a long-term relationship with our consumers. We seek to differentiate ourselves in consumer market based on the quality of our service and the added value of Cemig Generation and Transmission. This positioning, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with a large minimum demand on a take or pay basis, translates into lower risk and greater predictability of the Company’s results.

At the end of 2010 we were the largest seller of energy to Free Consumers in the Free Market, with 22.76% of the sales in this segment of the CCEE.

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

It is possible that a number of our large industrial consumers may become SPPs pursuant to the Concessions Law in order to obtain the right to generate electricity for their own use. The granting of certain concessions to our large industrial consumers could adversely affect our results of operations.

Raw Materials

Fluvial water is our main raw material used for the hydroelectrical generation of energy, representing approximately 90% of the total raw materials used. We do not have to pay a price for usage of fluvial water in hydroelectric plants.

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

We believe that we are in compliance with the relevant laws and regulations in all material aspects.

We are certified under the CEMIG Environmental Management System (“EMS”) for our operations in many municipalities, our materials storage and our logistics warehouses.

At the end of 2010, seven of our plants were certified under the EMS and six of our plants were certified under ISO 14001. All of CEMIG’s power plants with installed capacity greater than 30 MW are certified under the EMS. Together, these plants represent 5,769 MW of CEMIG’s installed capacity, and bring the percentage of CEMIG’s generating plant that is certified to 89%.

In accordance with our environmental policy, we have established various programs for prevention and control of damage, aiming to limit our risks related to environmental issues.

In 2010, we invested R$26.4 million in environmental compliance projects for plant and equipment and in the implementation of new projects, and also spent R$61.3 million on operational and maintenance expenses for our current activities, such as final disposal of waste, putting environmental management systems in place, audits, planting of riverside forests, fish cultivation, putting tree management and trimming and oil policies in place, environmental education programs, maintenance of conservation units, training and other activities. We also invested R$3.6 million in environmental research and development projects carried out jointly with universities and research institutes.

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

With the purpose of surveying and saving archaeological assets that have not been previously considered, Ordinance No. 28, of January 31, 2003, issued by the National Historical and Artistic Heritage Institute (Instituto do Patrimônio Histórico e Artístico Nacional), or Iphan, provides that renewals of operational licenses for hydroelectric power plants are subject to a condition requiring a favorable opinion from Iphan in relation to archaeological studies on the depletion area of the reservoir, which studies are to be sponsored by the plant operator.

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

Currently, the facilities of Cemig Generation and Transmission that started operations before the Brazilian environmental legislation was passed, and which have not obtained corrective licensing, have now filed applications before the appropriate environmental bodies.

We currently have operating licenses for the following facilities: (i) hydroelectric plants: São Simão, Aimorés, Amador Aguiar I, Amador Aguiar II, Igarapava, Irapé, Itutinga, Miranda, Nova Ponte, Porto Estrela, Rosal, Funil, Queimado, Sá Carvalho and Baguari; (ii) Small Hydroelectric Plants: Joasal, Paciência, Gafanhoto, Pai Joaquim, Rio de Pedras, Santa Luzia, Salto dos Moraes, Poquim and Piçarrão; (iii) thermoelectric plants: Barreiro and Formoso; (iv) the Morro do Camelinho wind power plant and the Praias de Parajuru wind farm; and (v) the Transmission Systems of the Eastern, Triangle and Southeastern Regions of the State of Minas Gerais. Nevertheless, it must be observed that some of these licenses are not currently valid and depend on a renewal process, such as the ones related to Aimorés, Pai Joaquim and Sá Carvalho. In 2010 the licenses of Irapé and the Rio das Pedras Small Hydro Plant were renewed and on March 2, 2011 the license of Rosal was renewed.  The renewal of the licenses for Itutinga, Santa Luzia, Salto Moraes and Piçarrão are pending.

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

Legal Forest Reserves

Under Article 1º, § 2º, sub-item III, of Federal Law No. 4,771, of September 15, 1965 (the Federal Forest Code), a Legal Forest Reserve is an area located inside a rural property or holding, other than any area of permanent preservation, that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity and for shelter or protection of native fauna and flora.

In Minas Gerais, where the greater part of CEMIG’s undertakings is located, State Law No. 14,309, of June 19, 2002, regulated by Decree No. 43,710, of January 8, 2004, which instituted the Forest and Biodiversity Protection Policy, ratified the obligation contained in the Federal Forest Code, requiring the constitution of a Legal Forest Reserve corresponding to 20% of the total area of a rural property, as an instrument for protection of biodiversity and shelter for flora and fauna in the state.

However, both Federal Law No. 4,771/65 and State Law No. 14,309/02 omit the concept of a rural property or holding. The regulatory concept found in the Brazilian legislation for rural properties is in the “Land Statute” instituted by Federal Law No. 4,504, of November 30, 1964, in which Article 4, I,  defines a rural property as “a rustic real estate property, of continuous area, whatever its location, allocated for extractive agricultural, livestock raising or agro-industrial commercial operation.”

In the federal sphere, IBAMA’s technical licensing team, in the corrective licensing of CEMIG’s plants, expressed an opinion, in correspondence sent to the Company, on July 29, 2008, taking a position against the need for the constitution of a Legal Forest Reserve.

In the State of Minas Gerais, with the objective of deciding whether the obligation to constitute a Legal Forest Reserve applies to the electricity sector, a legal opinion was issued by the Office of the General Attorney of the State of Minas Gerais, or AGE, on October 30, 2008, in response to a consultation from the Minas Gerais State Environment and Sustainable Development Department, or SEMAD, and the State’s Economic Development Department, or SEDE, presenting the opinion that “allocation of a Legal Forest Reserve is obligatory for undertakings of the electricity sector, both for those under construction and for those to be put in place in the future.”

Supported by several legal opinions, SEDE expressed a position against the applicability of the obligation to constitute Legal Reserves to undertakings of the electricity sector located in rural areas, and resumed their discussions with the SEMAD about this obligation.

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

2.               The acquisition of the real estate properties for putting in place the undertakings occurs as a function of the concession authorization by the grantor, through Aneel as an intermediary, and is carried out on a temporary basis, since at the end of the concession or authorization, the assets revert to public ownership.

The environmental impacts caused to biodiversity by the implementation of the electricity sector’s undertakings have already been compensated. Examples of the environmental compensation specified in Brazilian legislation, already applying to the sector, are: (I) the Environmental Compensation specified by Federal Law No. 9,985, of July 18, 2000 (the SNUC Law); (II) the Forest Compensation for suppression of vegetation or intervention in an area of permanent preservation, specified in §4º of Article 4 of Federal Law No. 4,771, of September 15, 1965 (including by Provisional Measure 2166-67, of 2001); (III) the Environmental Compensation for cutting or suppression of the Atlantic Forest biome, under Federal Law No. 11,458, of December 22, 2006; and (IV) the Forest Charge for removal of vegetation for installation of the undertakings, as specified in State Law No. 4,747, of May 9, 1968.

4.               The principle of non bis in idem cannot thus be violated. Such an obligation could characterize a double charge imposed on concession holders. CEMIG referred his understanding to SEDE, presenting arguments against the Legal Reserves provision obligation.

SEMAD, in a letter to the AGE dated as of May 14, 2010, requested reconsideration of AGE’s legal opinion dated October 30, 2008.  The AGE has not yet replied to SEMAD’s letter.

Currently, discussions are taking place within the Brazilian Congress regarding the applicable law. Changes in Brazilian legislation or a new opinion of the AGE requiring a Legal Forest Reserve would result in additional cost to the Company, which cannot currently be estimated at this moment.

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

Federal Decree No. 6,848/2009, issued on May 14, 2009, and State of Minas Gerais Decree No. 45.175, issued on September 17, 2009, regulate the methodology for defining compensation measures. Accordingly up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be reverted for compensation measures. The exact amount of compensation measures will be defined by the environmental agency, based on the project’s specific degree of pollution and environmental harm.

State Decree No. 45.175/2009, of September 18, 2009 also indicated that the compensation charge shall apply retroactively to projects implemented before the enactment of the current legislation. The retroactive application of the compensation charge is being contested by a number of companies in Minas Gerais and is being discussed among SEMAD, the AGE and the Minas Gerais Industrial Federation. We have not yet assessed the effects that such legislation will have on CEMIG, however, its enforcement would result in additional costs for our operations.

Fishways

Among other environmental programs, we are operating and developing the Fishways program. The dams at each of our hydroelectric generation facilities can endanger fish that inhabit the adjoining reservoirs. To reduce the impact of these facilities, fish that pass through our dams will be redirected to fishways, through which they can pass safely. Currently, for Salto Moraes, Igarapé, Funil, Baguari, Aimorés and Igarapava plants, fishway facilities have already been implemented by CEMIG and its partners.

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

In spite of these efforts, two incidents occurred, one in 2006 and one in 2007, at the Três Marias Hydroelectric Power Plant, resulting in the death of approximately 17 tons of fish in 2007 due to lack of oxygenation, according to the State Forests Institute and estimates by the Environmental Police (8.2 tons by our estimate). The volume of dead fish was not estimated or measured in 2006. As a result, the State Forests Institute imposed two fines on us, totaling approximately R$5.5 million, which currently corresponds to R$7.7 million. We paid 50% of the fine and the rest is being negotiated with the environmental authority for application in research projects. On April 8, 2010, CEMIG and the Public Attorneys’ Office of Minas Gerais State signed a Conduct Adjustment Commitment (TAC), corresponding to the amount of R$6.8 million, providing for compensatory measures related to the occurrence of fish deaths, measures for prevention of leakage of oil, and measures for environmental improvement in the area of influence of the Três Marias power plant, in Três Marias, Minas Gerais.

Although the amount is not a material liability for us, we are implementing an environmental project, named Live Fish (Peixe Vivo) in the affected region as a way of responding to the event and reaffirming our commitment to economic and social development of the regions where we operate and where our projects are located. Fish in the exit canals of several of our plants are being monitored by specialist biologists, with the objective of becoming familiar with the dynamics of fish populations over time, the periods of their greatest activity during the day, and the locations of their greatest density. With this information, more effective techniques may be developed to control the impact of the operation of the plants on fish. CEMIG has spent R$2.7 million in 2010 for the development of research projects linked to the Peixe Vivo program.

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

CEMIG hired specialists who issued two technical reports to assess the matter, from the points of view of river flows and fish populations, and sent these studies to the State Forests Institute and to the Public Attorneys’ Office for consideration. Both reports concluded that the fish deaths resulted from natural causes arising from the natural dynamics of the Pandeiros River, relieving CEMIG of any responsibility for the events. Nevertheless, CEMIG entered into a Commitment Agreement (Termo de Compromisso, or “TC”)

with the State Forests Institute and to the Public Attorneys’ Office. The TC sets forth several measures that must be adopted by CEMIG, amounting to R$8 million over 10 years. Among the measures provided for in the TC, there is the management of a Conservation Unit (Unidade de Conservação, or “UC”) and the establishment of a consensual solution for the lawsuit filed by the State of Minas Gerais Public Attorneys’ Office.

Operations at the Pandeiros plant have not yet resumed, and the competent environmental agency refused to grant the corrective environmental operation license for this facility, on September 19, 2008.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through inhabited areas, and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our natural gas distribution network registers, and there is a possibility of this causing accidents, with potentially significant personal, property and environmental damage. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig has several inspectors monitoring its network daily, to prevent illegal or non-notified constructions, invasions, erosions or any other problem that might cause risk to the pipeline. Gasmig, through its Dig Safely (Escave com Segurança) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, in addition to the companies which carry out digging in public rights of way, to ensure that before digging close to the natural gas network, they telephone Gasmig’s 24-hour helpline and request support for safe execution of their work.

Transmission Lines — We have easements for our transmission network over land with approximately 13,670 miles in length. A significant portion of such land is occupied by unauthorized constructions, including residential constructions. This type of occupation causes risks of electric shock and accidents involving local residents, and constitutes an obstacle to maintenance of our electricity system. We are currently seeking a solution for this problem, which could involve either removal of these occupants, or improvements that would make it possible to maintain our electricity system safely and efficiently. The Invasion Risk in the Transmission Path Monitoring Committee was created to mitigate these risks by monitoring and recording invasions and by taking action to prevent invasions on the safety paths of the transmission lines. A number of measures have been adopted, including: contracting of a company for systematic inspection and implementation of security measures and works to minimize risks; development of the Geomape project, which, with the use of geoprocessing techniques and laser technology, generates high resolution images aiming to improve and update the mapping of invasions and registry of the occupants; diagnose of invasion risks in order to classify areas as of high, medium or low invasion risk, to support defensive actions of inspection and prevention of invasions; education of the communities about the risks of accidents involving electricity and our transmission lines; creation of community vegetable gardens in the transmission line paths; and removal of occupation of the transmission paths through working agreements with local housing and other authorities.

Reservoir Areas — We have implemented safety measures to protect our electricity generation facilities against invasions, using  security posts, mobile patrols and electronic vigilance systems (SVE), as appropriate. Invaders located inside the facilities are detained and taken to police stations, where police complaints are filed. There are signs on the banks of the reservoirs of our hydroelectric generation facilities, indicating ownership. Invaders of the banks of the reservoirs are reported by periodic inspections by the mobile patrol units operating on the reservoir banks. We frequently have to take legal action to recover possession of invaded areas. Due to the vast area and number of reservoirs, we are continually subjected to new trespasses and occupation of the banks of the reservoirs by unauthorized constructions. However, we are employing our best efforts to prevent these invasions and any environmental damage to the Permanent Preservation Areas (Áreas de Preservação Permanente), or APPs, around the reservoirs.

The Carbon Market

We believe Brazil has significant potential to generate carbon credits arising from clean energy projects that comply with the Clean Development Mechanism, or CDM. Every year, we seek to quantify our emissions and to publish our main initiatives in reduction of greenhouse gas emissions, by means, for example, of the Carbon Disclosure Project.

CEMIG has CDM projects at various stages of development, including six Small Hidroeletric Plants with a capacity of 81MW and a hidroeletric plant with a capacity of 140MW. CEMIG has a 49% interest in each of these projects. So far no carbon credits have been commercialized, since these projects have not yet reached the stage of issuance of Reduced Emission Certificates (Certificados de Emissão Reduzuida), or CERs.

In addition, we are developing, through Efficientia, a CDM project, for cogeneration of electricity from blast furnace gases in the steel sector, with Siderúrgica Pitanguí. This project has been approved by the Interministerial Commission on Global Climate

Change (Comissão Interministerial de Mudança Global do Clima), or CIMGC and is at the approval phase with the Executive Council of the United Nations.

Operational Technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission systems.

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema), or COS, located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of our energy. It also provides the link with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 47 extra high and high voltage substations and approximately 28 major generating power plants.

Through its activities the COS permanently guarantees the security, continuity and quality of our supply of electricity. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2000 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição), or COD, located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 366 distribution substations, 282,061 miles of medium voltage distribution lines, 10,621 miles of sub-transmission lines and 6.8 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

We provided an average of 13,027 services a day in 2010. The COD is certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication help to reduce consumer service restoration time and provide better consumer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geospatial Information & Technology

The operational and engineering processes of our business are strongly supported by geo-referenced information management technologies, making the planning, construction, operation and maintenance of the generation, transmission and distribution network more efficient. Additionally, the use of mobile technologies reduces costs and allows us to provide more efficient services to our consumers.

Internal Telecommunications Network

We believe we have one of the largest telecommunication networks among Brazilian electric power companies. It includes high performance microwave links with more than 231 communication stations, an optical system with 1,557 miles of optical fibers and a mobile communication system with 811 radios including 644 trunking and VHF radios and 167 UHF and VHF portable radios. A total of 420 mobile radios have data interface to mobile terminals installed in vehicles for dispatch systems (operation and maintenance), which also have 940 mobile terminals connected through satellites.

Corporate Data Network

Our corporate data network has 227 sites in 142 towns in Minas Gerais. The physical and logical architecture of the network employs security resources such as firewalls, Intrusion Prevention Systems (IPSs), and anti-virus and anti-spam systems, which are continually updated to protect information against unauthorized access, in compliance with ISO 27000. A system of event logs makes it possible to investigate occurrences and also guarantee a historical record base to meet legal requirements.

IT Governance Program

Our Information Technology Governance Program aims to continually align IT with our business, adding value by applying technology information, proper management of resources, risk management and compliance with legal, regulatory and Sarbanes-Oxley requirements.

Since 2008, our information technology Project Management  Office (or PMO) is responsible for ensuring that the management of information technology projects is systematic, using dedicated software methodology, processes and tools.

Considering the central role of Information Technology Governance in our business, a dedicated management unit was created in 2009 for concentrating, planning and carrying out all the actions that are specific to information technology governance, including strategic planning, legal and regulatory compliance, quality management, budget and financial management, services management and project management.

Call Centers

We have one call center, in Belo Horizonte. Our consumers can use a toll-free number to get information on their accounts and report service problems. The call center is integrated with the technologies available in the COD, allowing us to give consumers up-to-date information on service issues. The call center has modern facilities, with a staff of over 1,300, and is able to receive about 75,000 calls per day. Consumers can also contact us by e-mail, by fax or via our website. As an indication of the service quality provided, our call center has had ISO 9001 Quality Certification since 1999.

Commercial Management System

We have consolidated an efficient customer care system, based on our  ERP platform and totally integrated into our ERP and BI that support our decision-making processes. The CCS  serves approximately 7 million consumers of high, medium and low voltage. The system is a competitive tool, adding safety, quality and productivity to CEMIG’s business processes, and adapts itself with great efficiency and speed to legal, regulatory and market changes and requirements.

Maintenance and Repair Systems

The 10,460 miles of high voltage distribution lines in Cemig Distribution’s network, operating at 34.5 kV to 161 kV, are supported by approximately 52,419 structures, mainly made of metal. Cemig Generation and Transmission’s network has 3,085 miles of high voltage transmission lines, supported by approximately 11,676 structures. The majority of the service interruptions to our distribution and transmission lines are due to lightning, fire, vandalism, wind, and corrosion. The entire high voltage transmission line systems of both Cemig Distribution and Cemig Generation and Transmission are inspected once a year, using a helicopter equipped with a “Gimbal”, which is a gyro-stabilized system consisting of conventional and infra-red cameras, allowing for simultaneous visual and thermographic (infra-red) inspections. Land-based inspections are also carried out at intervals of between one and three years, depending on the line characteristics, such as time in operation, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

We use modern modular aluminum structures to minimize the impact of emergencies involving fallen structures. Most of our maintenance work on transmission lines is done using live-wire methods. Being the first company in Brazil to use bare-hand, live-wire techniques in the maintenance of transmission lines and substations, we have accumulated over 33 years of experience in this area. We have a well-trained staff and special vehicles and tools to support live- and dead-wire activities.

Our set of spare equipment (transformers, breakers, arresters etc) and mobile substations are of great importance in the prompt reestablishment of power to our customers in case of emergencies involving failed substations. In December 2008, as a result of a partnership with ABB, we developed the first mobile “green” substation of 138/13.8 kV and 15 MVA, which is completely insulated with vegetable oil, becoming a pioneer in its use.

Considering the age of our facilities, a structural program for their modernization is crucial to maintain desired levels of cash flow. We have an update program for our plants in place, with total planned investments of R$1.7 billion in the next 15 years.

Information Security Management

Information security, a permanent concern of ours, is ensured by a management system based on the Brazilian Standard (ABNT) NBR ISO/IEC 27001:2006, and aligned with the best market practices. Our information security management system includes processes for policy, risk, communication, information classification and information security management and control. In addition, recurring actions for improvement in processes, communication, awareness and training strengthen the Company’s information security practices.

Management Tools

At the end of 2010, CEMIG updated and improved its Integrated Corporate and Financial Management System, or ERP, on its SAP platform, which includes the business processes related to finance, purchasing, sales, materials, services and human resources.The ERP is a competitive tool, adding safety, quality and productivity to CEMIG’s business processes, and adapts quickly to legal, regulatory and market changes and requirements.

The ERP update included the implementation of Business intelligence solutions that provide the Board of Directors and the Executive Board with documents and other information to assist in their decision-making processes, and make it available aiming mainly to serve the Board of Directors and the Executive Board through preparation of management reports and by providing other management information necessary for planning, control and decision-making.

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

Properties, Plant, Equipment and Intangible Assets

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate electricity generation projects, including projects under construction, was R$13,033 million at December 31, 2010 . Generation facilities represented 59.0% of this net book value, intangible assets represented 36.9% of this net book value (distribution facilities on intangible assets represented 32.5% and other intangible 4.4%) and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 4.1%. The average annual depreciation rate applied to these facilities was 2.5% for hydroelectric generation facilities, 12.7% for administration facilities, 6.7% for telecommunication facilities and 4.0% for thermoelectric facilities. Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2010. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

Traditionally, in the Brazilian electricity sector, generation, transmission and distribution activities were conducted by a small number of companies that had always been owned by either the Federal Government or State Governments. In the past, several companies controlled by the state were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso  administration (1995—2002) stated its objective to privatize the state-controlled part of the electricity sector, but the Luis Inácio Lula da Silva administration (2003-2010) ended this process and implemented a “New Industry Model” for the Brazilian electricity sector as set forth in Law No. 10,848, of March 15, 2004, or The New Industry Model Law.

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

The New Industry Model eliminated self-dealing, forcing distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties. The New Industry Model also exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before it was enacted.

The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa Program, (3) Itaipu and (4) purchase and sale agreements entered into before the New Industry Model Law, are not subject to the public auctions for the supply of electricity at the Pool. The electricity generated by Itaipu, located on the border of Brazil and Paraguay, is traded by Eletrobrás and the Federal Government, through Aneel, and determines the volumes that shall be mandatorily purchased by each distribution concessionaire. The rates at which the Itaipu generated electricity is traded are denominated in U.S. dollars and established by Aneel pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. Dollar/real exchange rate. Changes in the price of Itaipu generated electricity are, however, subject to a cost recovery mechanism.

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

Energy purchases will take place through two types of bilateral contract: (i) Energy Agreements (Contrato de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the ACR. In this case, the revenue of the generator is guaranteed and the distributor must assume the hydrological risk. However potential additional costs of the distributors are passed on to consumers. Together, these agreements comprise the energy purchase agreements in the ACR (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEARs.

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

Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion, except for special consumers, which must provide 180 days’ notice. This extended notice period seeks to assure that, if necessary, the distributor can purchase additional energy to supply the re-entry of Free Consumers into the regulated market. In addition, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to free consumers. State-owned generators may sell electricity to Free Consumers, but as opposed to private generators, they are obliged to do so through an auction process.

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

•                  electricity purchases from existing facilities in the “A-1” auction are limited to 1.0% of distribution companies’ demand, plus the “replacement,” defined as the amount of energy needed to replace the power from power purchase contracts that expire in the current year. If the acquired electricity in the “A-1” auction exceeds the limit, pass-through of costs of the exceeding portion to final consumers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities. The MME will establish the maximum acquisition price for electricity generated by existing projects;

•                  electricity purchases in “market adjustment” auctions are limited to 1.0% of a distribution concessionaire’s total demand (except for the years 2008 and 2009, when the limit was 5%) and pass-through of costs is limited to Annual Reference Value; and

•                  if distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

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

The Brazilian Electricity System Overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with multiple owners. The Brazilian Grid is comprised of companies in the southern, southeastern, west-central, and northeastern regions and part of the northern region of Brazil. Only 3.4% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential close to 243,362 MW, of which only 33.67% has been developed or is under construction, according to Eletrobrás studies consolidated in December 2010.

Brazil has an installed capacity in the interconnected power system of 101.33 GW, approximately 75% of which is hydroelectric. This installed capacity includes half of the installed capacity of Itaipu—a total of 14,000 MW owned equally by Brazil and Paraguay. There are approximately 55,000 miles of transmission lines with voltages equal to or higher than 230 kV in Brazil.

Approximately 38% of Brazil’s installed generating capacity and 56% of Brazil’s high voltage transmission lines are operated by Eletrobrás, a company owned by the Federal Government. Eletrobrás has historically been responsible for implementing electric policy, conservation and environmental management programs. The remaining high voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

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

•                                          a requirement that distribution and generation companies enter into initial energy supply agreements, or the Initial Contracts, generally “take or pay” commitments, at prices and volumes approved by Aneel. The main purpose of the Initial Contracts was to ensure distribution companies have access to a stable electricity supply at prices that guarantee a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

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

Rationing and Extraordinary Rate Increases

Below average rainfall in the years preceding 2001 resulted in low reservoir levels and low hydroelectric capacity in the Southeast, Central West and Northeast regions. A program known as the Electricity Rationing Program, that lasted from June 2001 until February 2002, was designed by Electricity Crisis Management Chamber (Câmara de Gestão da Crise de Energia Elétrica),or GCE, to solve this problem and establish normal levels for reservoirs. As a result of the end of the rationing measures, the Federal Government terminated the GCE and created the Electricity Sector Management Committee (Câmara de Gestão do Setor Elétrico), or CGSE, as coordinator of the electricity sector revitalization measures. The General Agreement of the Electricity Sector was created to provide for compensation for rationing-related losses to generation and distribution companies in Brazil and restore the economic equilibrium of the concession agreements. An extraordinary rate increase, or RTE, applicable to final consumers would compensate both generators and distributors for such rationing-related losses. The RTE also covers financial losses from January 2001 to October 2001, resulting from those costs that are beyond the control of the distributor, referred to as Parcel A costs, as well as losses of generators incurred as a result of payment of free energy costs above the Initial Contract average price.

BNDES created a special program to finance 90% of the amounts recoverable by means of the RTE. The loans are repayable over the rate increase collection period.

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

On November 10, 2009, Aneel issued Resolution No. 378, which revoked and replaced Resolution No. 278/2000 and established that Aneel, upon identifying an act that may cause unfair competition or may result in relevant market control, must notify the Secretariat of Economic Law (Secretaria de Direito Econômico) (“SDE”) of the Ministry of Justice, pursuant to art. 54 of Law No. 8,884 of June 11, 1994. After the notification, the SDE must inform the antitrust authority Conselho Administrativo de Defesa Econômica (“CADE”). If necessary, the SDE will require Aneel to analyze the aforementioned acts. CADE will decide if there should be any punishment regarding those acts, which may vary from pecuniary penalties to the split of the company, pursuant to articles 23 and 24 of the abovementioned law.

Incentives for Alternative Sources of Power

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

In 2002, the Proinfa was established by the Federal Government to create certain incentives for the development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects. Under the Proinfa Program, Eletrobrás will purchase the electricity generated by these alternative sources for a period of 20 years and will pass it on to distributors. . At the end of 2010, the Proinfa Program resulted in a contracted capacity of 3,412 MW contracted, according to Aneel, but only 1,543 MW of the contracted capacity are effectively under operation or construction.

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

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE, attempts to mitigate the risks involved in the generation of hydroelectric power by mandating that all hydrogenerators share the hydrological risks within the Brazilian Grid. Under Brazilian law, the revenue arising from the energy sales by generators does not depend on the amount of energy they in fact generate, but rather on what is called Guaranteed Energy or Assured Energy of each plant. The Guaranteed or Assured Energy, a standard expressed in Megawatts, is calculated by the MME for each plant, in accordance with studies conducted by EPE, taking into account the probabilities for average hydrological levels over the long term. The Guaranteed or Assured Energy is indicated in each concession agreement.

Any imbalances between the power energy actually generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocated the energy, transferring surplus from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy. The volume of electricity actually generated by the plant, either more or less than the Assured Energy, is priced pursuant to an “Energy Optimization Tariff” which covers the operation and maintenance costs of the plant. This revenue or additional expense will be accounted for on a monthly basis by each generator.

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

TUST

The TUST is paid by generation companies and Free Consumers for the use of the basic transmission grid to which they are connected. It is adjusted annually according to an inflation index and the annual revenue of the transmission companies adjustment. According to criteria established by Aneel, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of TUST. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee.

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

Item 4A.      Unresolved Staff Comments

Not Applicable.

Item 5.                           Operating and Financial Review and Prospects

You should read the information contained in this section together with our financial statements contained elsewhere in this annual report. The following discussion is based on our financial statements, which have been prepared in accordance with IFRS and presented in reais.

Statement of Compliance

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 - First time adoption of International Financial Reporting Standards has been applied..

Basis of measurement

The consolidated financial statements have been prepared based on the historical costs, basis except for the following material items in the statement of financial position:

•                  derivative financial instruments are measured at fair value;

•                  financial assets at fair value through profit or loss are measured at fair value; and

•                  available-for-sale financial assets are measured at fair value.

The consolidated financial statements are presented in reais, which is the Company’s functional currency.

Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised, and in any future periods affected.

The Company believes that the following accounting policies reflect management´s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

•                  allowance for doubtful accounts;

•                  deferred income tax and social contribution;

•                  account receivable from the Minas Gerais State Government;

•                  depreciation;

•                  amortization;

•                  employee post-retirement benefits;

•                  provisions; and

•                  unbilled electric energy supplied.

Exemptions

IFRS 1 allows first-time adopters certain exemptions from the general requirements contained in IFRS. The Company opted to apply the following exemptions to the retrospective application of IFRS:

Service Concession Arrangements — IFRIC-12. — The Company considered it impractical to apply the IFRIC 12 retrospectively due to the volume and maturity of its distribution assets in Cemig Distribution and Light SESA and its transmission assets in Cemig Generation and Transmission, which are referred to herein as “older concessions.” As a result, the accounting balances for these assets on the transition date (January 1, 2009) were used.

Property, Plant and Equipment — IAS-16 — The standard encourages the establishment, in the first-time adoption of IFRS, of a fair value for those relevant assets or groups of assets in operation and which have a book value substantially less than or more than their fair value. The Company made a valuation adjustment to fair value for its older generation assets belonging to Cemig Generation and Transmission, Rosal, Sá Carvalho, Light and Cemig PCH, recorded to accumulated other comprehensive income.. For its other generation assets, the Company has determined the carrying amounts to be the historical cost less any accumulated depreciation and any accumulated impairment losses.

Business Combinations — IFRS-3 — The Company did not apply IFRS 3 Business Combinations on a retrospective basis for business combinations that took place on dates prior to the transition date (January 1, 2009).

Recently Issued IFRS Standards

Below is a description of the alterations in IFRS not yet adopted in Brazil which might impact our consolidated financial statements, and the possible effects of which are still being evaluated by us:

•                  IFRS 9 — Financial Instruments — effective starting on January 1, 2013. — This standard simplifies the model for measurement of financial assets and establishes two main categories of measurement: amortized cost and fair value. Any alterations in the fair value of liabilities valued at fair value would not have an income statement effect, because they would be recognized in the accumulated other comprehensive income.

•                  IFRIC 14 — Limit of the Defined Benefit Asset, Minimal Requirements for Provision of Funding, and their Interaction — effective starting on January 1, 2011. This interpretation removes the unintentional consequences that arise from treatment of early payment, in which there is a minimum requirement for provision of funding. The results of early payments of contributions in certain circumstances are recognized as an asset, instead of an expense. This was made effective starting on January 1, 2011. This alteration will not have an impact on the Company’s consolidated financial statements

•                  IAS 32 — Financial Instruments — effective for fiscal years starting on or after February 1, 2010.— This change in the standard, issued in October 2009, provides authoritative guidance for accounting for share rights denominated in a currency other than the issuer’s functional currency. Provided that certain conditions are met, share rights are now required to be classified as equity, independently of the currency in which the exercise price is denominated. Previously, the shares were required to be accounted for and classified as derivative liabilities. The alteration applies retrospectively, in accordance with IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. This alteration will not have an impact on the Company’s consolidated financial statements.

Principal Factors Affecting our Financial Condition and Results of Operations

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

	Year ended December 31,
	2010	2009
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	158.53	170.34
Residential rate	485.97	474.68
Commercial rate	436.41	442.14
Rural rate	256.23	257.68
Public services rate and others	319.99	322.38

Total sales to final consumers (GWh)
Industrial consumers	24,826	22,638
Residential consumers	9,944	9,744
Commercial consumers	6,227	6,197
Rural consumers	2,467	2,221
Public services and other consumers	3,664	3,635

Average rate (R$/MWh)	283.31	297.81
Total revenues (millions of R$)	13,352	13,233
Sales to distributors:
Volume (GWh)	14,205	13,860
Average rate (R$/MWh)	101.72	117.89
Total revenues (millions of R$)(1)	1,445	1,634
Electricity Purchases from Itaipu:
Volume (GWh)	8,590	8,889
Average cost (R$/MWh)(2)	105,88	122,28
Total cost (millions of R$)	909,53	1.086,95

(1)                                  Does not include R$157 million and R$142 million relating to energy transactions on the CCEE and sales under the Proinfa Program during 2010 and 2009 respectively.

(2)                                  Includes energy transportation costs.

Distribution Rates

Our results of operations in the past have been significantly affected by fluctuations in the levels of rates that Cemig Distribution and Light are permitted to charge for the generation and distribution of electricity. The rate-setting process in Brazil has historically been influenced by government attempts to control inflation. With the restructuring of the electric power sector in Brazil that commenced in 1995 and under the terms of the renewal of the concession agreement that we signed with Aneel in 1997, the process by which rates are set has changed to a significant degree.

Aneel has approved extraordinary rate increases designed to compensate generation and distribution companies for losses incurred as a result of the Electricity Rationing Plan. See “—Power Rationing and Government Measures to Compensate Electric Utilities.”

Aneel issued Resolution No. 797 on April 7, 2009, which established Cemig Distribuition’s average annual rate adjustment of 20.81%. The components of this increase were as follows: (i) a 15.01% increase due to the Rate Adjustment Index; (ii) a 4.15% increase due to intra-annual variation of fixed costs; (iii) a 3.47% decrease due to the difference between the provisional and the final result of the second periodic revision; (iv) a 3.47% increase due to the anticipation of subsidies on rates granted to some types of consumers and (v) a 1.65% increase due to other financial adjustments.

On April 6, 2010 Aneel established Cemig Distribution’s average annual rate adjustment of 7.58%. The components of this increase were as follows: (i) a 3.41% increase due to the Rate Adjustment Index; (ii) a 1.45% decrease due to intra-annual variation of fixed costs; (iii) a 6.35% increase due to the anticipation of subsidies on rates granted to certain consumers and (iv) a 5.59% decrease due to other financial adjustments.

On April 5, 2011 Aneel established Cemig Distribution’s average annual rate adjustment of 10.47%. The components of this increase were as follows: (i) a 8.08% increase due to the Rate Adjustment Index; (ii) a 1.06% decrease due to intra-annual variation of fixed costs; (iii) a 5.03% increase related to the advancement of subsidies on rates applicable to certain consumers and (iv) a 1.58% decrease due to other financial adjustment.

The 2011, 2010 and 2009, Cemig Distribution’s average annual rate adjustments and revision with their respective components are presented in the table below:

	2011	2010	2009

Average annual/periodic rate adjustment	10.47%	7.58%	20.81%

Components
Rate adjustment index	8.08%	3.41%	15.01%

Deferred regulatory asset			7.38%

Intra-annual variation of fixed costs (CVA)	1.06%	(1.45)%	4.15%

Adjustment related to the re-issuing of the second periodic revision			(3.47)%

Advancement of subsidies on rates	5.03%	6.35%	3.47%

Other financial adjustments	1.58%	(5.59)%	1.65%

On November 4, 2009, Aneel established Light’s average annual rate adjustment of 5.65%. The components of this increase were as follows: (i) a 0.88% increase due to the Rate Adjustment Index; (ii) a 4.72% increase due to intra-annual variation of fixed costs; (iii) a 1.42% increase related to the advancement of subsidies on rates applicable to certain consumers and (iv) a 1.37% decrease due to other financial adjustment.

On November 3, 2010, Aneel established Light’s average annual rate adjustment of 6.88%. The components of this increase were as follows: (i) a 8.21% increase due to the Rate Adjustment Index; (ii) a 0.76% increase due to intra-annual variation of fixed costs; (iii) a 1.65% increase related to the advancement of subsidies on rates applicable to certain consumers and (iv) a 3.73% decrease due to other financial adjustment.

The annual rate adjustment of 2011 will be on November 7.

The 2011, 2010 and 2009, Light’s average annual rate adjustments and revision with their respective components are presented in the table below:

	2011	2010	2009

Average annual/periodic rate adjustment	—	6.88%	5.65%

Components
Rate adjustment index	—	8.21%	0.88%

Deferred regulatory asset

Intra-annual variation of fixed costs (CVA)	—	0.76%	4.72%

Adjustment related to the re-issuing of the second periodic revision

Advancement of subsidies on rates	—	1.65%	1.42%

Other financial adjustments	—	(3.73)%	(1.37)%

Transmission Rates

The revenue adjustment of the electricity transmission grids owned by CEMIG, as specified by the concession contract, occurs annually in June. The concession contract also establishes a four-year period between periodic revisions.

In 2009, Aneel performed our first periodic revision with the results being retroactive to 2005, since the methodology and rules to be applied by Aneel were previously in development. The results reflect a reassessment of the entire asset base of Cemig Generation and Transmission and a review of permitted operational costs. Aneel issued Resolution No. 836 on June 23, 2009 setting forth the results for the utility’s transmission revenue requirement. The revision allowed an annual revenue increase of 5.35% which wass retroactive to 2005.

In 2010, Aneel approved the results for the second periodic revision, again with a reassessment of the entire asset base of Cemig Generation and Transmission. The results were released through Resolution No. 988, on June 18, 2010 defining a decrease in the annual revenue of 15.88%. The readjustment is retroactive to 2009, since the regulator had been working on the definition of the rules to be applied for this revision.

The concession contract provides that the revenue requirements are restated for inflation annually in accordance with the General Market Price Index, IGP-M. This IGP-M index rose 4.18% from June 2009 to May 2010 increasing the revenue for the 2010-2011 cycle.

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

Impact of Our Account Receivable from the Minas Gerais State Government

We have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,837  million as of December 31, 2010. Our liquidity is affected by payments made by the State Government in connection with the CRC Account. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. The CRC Account Agreement has been amended five times, as described below.

On January 24, 2001, the First Amendment to the CRC Account Agreement replaced the monetary adjustment index of UFIR with the IGP-DI, retroactive to November 2000, since the UFIR was eliminated in October 2000.

The State Government did not make any payments to us under the CRC Account Agreement in 2001 or 2002 and therefore, in October 2002, the Second and Third Amendments to the CRC Account Agreement were signed, in order to segregate the debt into two amounts and establish new payment terms. In 2003 and 2004, we offset a portion of these overdue amounts from 2001 and 2002 against payments of interest on capital that we are required to make to the State Government as our shareholder. We had recorded a provision for losses as of December 31, 2004 for the total amount of the Second Amendment, since the State Government had not made payments on this balance since January 2003 and the Second Amendment did not provide for any guarantees. The Third Amendment stipulated that the guarantee relating to the dividends payable to the State Government would remain in force even after the original term of the Third Amendment. Our long-term estimates of future net income indicated that the dividends payable to the State Government would be sufficient to recover the amounts due under the Third Amendment and, consequently, no provision for losses was recorded.

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

If the retention of ordinary dividends and interest on capital is not sufficient to cover the applicable installment, beginning on January 1, 2008, CEMIG is entitled to retain up to 65% of any extraordinary dividends or interest on capital due to the State Government for the payment of that installment. Furthermore, if the sum of 65% of the ordinary dividends and interest and capital and extraordinary dividends on interest and capital is not sufficient to cover an installment due, CEMIG is entitled to retain 100% of such dividends and interest on capital, beginning in the six-month period immediately following that of the past due date of the past due installment. In addition, if there is a reduction in the ownership of CEMIG by the State Government, the retention percentage will be automatically adjusted upward such that the amount of the dividend retained will remain the same as the amount equal to 65% of dividends based on the current ownership of CEMIG by the State Government.

In January 2006, we created the CEMIG CRC Account Securitization Fund (CEMIG—Fundo de Investimento em Direitos Creditorios Conta CRC), or the FIDC. We assigned all our receivables under the CRC Account Agreement to the FIDC. The value of the CRC Account receivables transferred to the FIDC was R$1,659 million, as of January 27, 2006 and the capital structure of the FIDC was composed of R$900 million of senior quotas held by two commercial banks and approximately R$759 million of subordinated quotas held by us. The FIDC is fully consolidated by us and the senior quotas are recorded as non-current financing.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. However, we have foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2010, we used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2010, we had entered into swap agreements in the notional amount of US$45 million in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar variation to an interest rate calculated based on the Interbank Certificates of Deposit rate (Certificado de Depósito Interbancário), or CDI rate.  See Notes 2(d), 14, 22, 24 and 25 to our consolidated financial statements.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Operating Revenues

Net operating revenues increased 5.8% from R$12,158 million in 2009 to R$12,863 million in 2010.

	2010	% of net operating revenues	2009	% of net operating revenues	2010 versus 2009%
	(in millions of R$)		(in millions of R$)

Electricity sales to final consumers	13,352	103.8	13,233	108.8	0.9

Wholesale supply to other concession holders	1,445	11.2	1,634	13.4	(11.6)

Other sales	157	1.2	141	1.2	11.3

Revenue from use of the basic electricity distribution systems (TUSD)	1,658	12.9	1,332	10.9	24.5

Revenue from use of the transmission grid	1,555	12.1	903	7.4	72.2

Other operating revenues	791	6.2	652	5.4	21.3

Tax on revenues	(6,095)	(47.4)	(5,737)	(47.2)	6.2

Total net operating revenues	12,863	100.0	12,158	100.0	5.8

Final consumers

Revenue from electricity sales to final consumers (excluding CEMIG’s own consumption) increased by R$119 million, or 0.9%, from R$13,233 million in 2009 to R$13,352 million in 2010.

The increase was primarly due to:

•                  an increase of 6.1% in the volume of electricity invoiced to final consumers (excluding internal consumption); and

•                  a reduction of 3.35% in the average tariff in 2010, to R$ 282.01 from R$ 291.79 in 2009. The reduction in the average tariff in 2010 was due to more regulatory items included in the tariff adjustment in 2009, such as the Extraordinary Tariff Recomposition (RTE) and non-controllable costs of the distribution company (CVA), which were not included in the 2010 tariff adjustment.

Revenue from wholesale supply to other concession holders decreased by R$189 million, or 11.6%, from R$1,634 million in 2009 to R$1,445 million in 2010. The volume of electricity sold to other concession holders increased 344,830 MWh, or 2.5%, from 13,859,700 MWh in 2009 to 14,204,530 MWh in 2010, but the decrease in revenues was due to a decrease in the average price for these sales, from R$117.87/MWh in 2009 to R$101.72/MWh in 2010. This reduction in average price was primarily due to contracts entered into through auctions for sales to distributors in 2009, with an average price of R$145.00 per MWh that did not occur in 2010.

Other sales includes transactions in energy on CCEE and sales under the Proinfa Program. Revenue from other sales increased by R$16 million, or 11.3%, from R$141 million in 2009 to R$157 million in 2010.

Revenue from the use of the electricity distribution systems (TUSD) increased R$326 million, or 24.5%, from R$1,332 million in 2009 to R$1,658 million in 2010. This revenue comes from charges for energy sold to Free Consumers located in CEMIG’s and Light’s concession areas, and the increase in 2010 is due to a higher volume of energy transported to Free Consumers by CEMIG, resulting from the recovery of industrial activity and the migration of captive consumers to the Free Market in 2010.

Revenue from the use of the basic transmission grid increased R$652 million, or 72.2%, from R$903 million in 2009 to R$1,555 million in 2010. This revenue is from the transmission capacity of Cemig Generation and Transmission made available to the national grid, and also from the jointly-controlled transmission subsidiaries, particularly TBE and Taesa. The increase in 2010 is mainly due to the acquisition of interests in Taesa in October, 2009 and in May 2010 through a public offer to acquire shares.

The Company’s other operating revenues are: (in millions of reais)

	2010	2009
Supply of gas	397.7	307.2
Charged service	16.5	16.9
Telecoms service	130.7	114.6
Services provided	179.2	129.4
Rental and leasing	59.9	71.9
Other	7.0	12.0
	791.0	652.0

The increase in other operating revenues in 2010 compared to 2009 is related to supply of gas, reflecting the larger quantity of gas sold in 2010, due mainly to greater activity in the thermal generation plants that are consumers of Gasmig and services provided to our consumers, from R$129.4 million in 2009 to R$179.2 million in 2010, primarily related to distribution services .

Taxes on revenues increased R$358 million, or 6.2%, from R$5,737 million in 2009 to R$6,095 million in 2010. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.7%. See Note 23 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses increased R$750 million, or 8.9%, from R$8,466 million in 2009 to R$9,216 million in 2010. This increase is mainly due to an increase in the non-controllable costs of energy bought for resale. For more information see note 24 to our consolidated financial statements.

	2010	% of net operating revenues	2009	% of net operating revenues	2010 versus 2009%
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(3,722)	(28.9)	(3,199)	(26.3)	16.4

Use of basic transmission network	(729)	(5.7)	(853)	(7.0)	(14.5)

Depreciation and amortization	(896)	(7.0)	(896)	(7.4)	—

Personnel	(1,211)	(9.4)	(1,318)	(10.8)	(8.1)

Employees’ and managers’ profit sharing	(325)	(2.5)	(239)	(2.0)	36.0

Third-party services	(923)	(7.2)	(819)	(6.7)	12.7

Employee post-retirement benefits	(107)	(0.8)	(150)	(1.2)	(28.7)

Materials and supplies	(134)	(1.0)	(118)	(1.0)	13.6

	2010	% of net operating revenues	2009	% of net operating revenues	2010 versus 2009%
	(in millions of R$)		(in millions of R$)

Royalties for use of water resources	(140)	(1.1)	(154)	(1.3)	(9.1)

Provisions (reversals) for operating losses	(138)	(1.1)	(124)	(1.0)	11.3

Gas purchased for resale	(225)	(1.8)	(166)	(1.4)	35.5

Construction costs	(200)	(1.6)	(119)	(1.0)	68.1

Other	(466)	(3.6)	(311)	(2.6)	49.7

Total operating costs and expenses	(9,216)	(71.6)	(8,466)	(69.6)	8.9

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás and competitive biddings. We are required under applicable regulations to purchase part of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased R$523 million, or 16.4%, from R$3,199 million in 2009 to R$3,722 million in 2010, due mainly to greater purchases of electricity by the distributors in the Regulated Market. This is a non-controllable cost, and the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  For a breakdown of this expense,  see Note 24 to our consolidated financial statements.

Charges for use of basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the transmission network, which are defined by Aneel, decreased R$124 million, or 14.5%, from R$853 million in 2009 to R$729 million in 2010. These charges, set by an Aneel resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the difference between the amounts used as a reference for the calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization expense remained unchanged from 2009 to 2010, at R$896 million.

Personnel expenses decreased R$107 million, or 8.1%, from R$1,318 million in 2009 to R$1,211 million in 2010. This decrease is largely due to a much higher expense on the Temporary Voluntary Retirement Program (PDV) in 2009 (when it was put in place), with an expense in 2009 of R$206 million, compared to R$40 million in 2010 (related to an adjustment of the provision made in 2009). Personnel expenses also decreased due to a reduction of our aggregate number of employees from 9,746 at the end of 2009 to 8,859 at the end of 2010.

Employee post-retirement benefits expenses decreased R$43 million, or 28.7%, from R$150 million in 2009 to R$107 million in 2010.  These expenses primarily represent the increase in our actuarial obligations due to the net interest accrual in 2010. The reduction of this expense was due to the higher return on the assets of the post-retirement benefits plan in 2010 compared to 2009. For more information see Note 20 to our consolidated financial statements.

Provisions (reversals) for operating losses increased R$14 million, or 11.3%, from R$124 million in 2009 to R$138 million in 2010. This is mainly due to the settlement of a lawsuit brought by an industrial consumer questioning a tariff increase made in 1986 by the Federal Water Authority (by DNAEE Ministerial Order 045/86). An expense of R$177 million was recorded in connection with this settlement in 2010. Its effect is partially offset by a reversal in the provision for retirement premiums, of R$22 million, in 2010, compared to a provision of R$41 million in 2009. For a breakdown of the provisions see Note 24 to our consolidated financial statements.

Gas purchased for resale increased R$59 million, or 35.5%, from R$166 million in 2009 to R$225 million in 2010. This reflects the larger quantity of gas sold in 2010, due mainly to greater activity in the thermal generation plants that are consumers of Gasmig.

Operating Income

As a result of the foregoing, we had operating income of R$3,647 million in 2010 compared to operating income of R$3,692 million in 2009.

Financial Income, Net

Financial income net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills and foreign exchange gains and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, foreign exchange losses, monetary restatement losses, charges and adjustments for inflation on post-employment obligations paid to pension funds and other expenses.

Net financial expense increased R$470 million, or 132.4%, from R$354 million in 2009 to R$825 million in 2010 .  This increase is principally due to:

•      higher expenses on costs of loans and financing, which were R$1,075 million in 2010 compared to R$799 million in 2009. This was due primarily to the incurrence of new financings, particularly the issuance of debentures in the amount of R$2,700 million in March 2010; and

•      higher adjustment for inflation on loans and financings denominated in reais of R$144 million in 2010 compared to R$9 million in 2009. This the higher volume of funding raised, and the change in inflation and other indexes applicable to our loans, financings and debentures, in particular the IGP—M inflation index, which indicated a deflation of 1.7% in 2009, but inflation of 11.3% in 2010;

•      the two factors above were partially offset by an increase of 44.1% in the revenue from cash investments:  R$392 million in 2010, compared to R$272 million in 2009; as a result of a higher volume of cash invested in 2010.

For a breakdown of financial revenues and expenses,  see Note 25 to our consolidated financial statements.

Income Tax

Income tax represented an expense of R$564 million on pre-tax income of R$2,822 million in 2010, or 20.0%, compared to an expense of R$1,131 million on pre-tax income of R$3,337 million in 2009, or 33.9%. The lower ratio of the income tax expense to pre-tax income in 2010 is due to tax losses that were recognized in 2010, in the amount of R$288.5 million. These tax losses were kept off-balance sheet until 2010, when the corresponding tax benefit vested due to the materialization of related results projections. The effective tax rates are reconciled with the nominal rates in note 9 to our consolidated financial statements.

Net Income

As a result of the foregoing, we had net income of R$2,258 million in 2010 compared to net income of R$2,206 million in 2009.

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

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2010 were R$2,980 million compared to R$4,425 million as of December 31, 2009. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2010. The reasons for this decrease are presented below.

Cash Flow from Operating Activities

Net cash provided by operating activities in 2010 and 2009 totaled R$3,457 million and R$2,570 million, respectively.  The increase in cash provided by operating activities in 2010 compared to 2009 was due mainly to increases in liabilities in 2010 compared to 2009, such as suppliers, accrued interest, employee post-retirement benefits and other, recognition of the effects of monetary variation and exchange rate variations and deferred income taxes.

Cash Flow used in Investment Activities

Net cash used in investing activities during 2010 and 2009 amounted to R$4,525 million and R$3,699 million, respectively. The increase in cash used in investing activities in 2010 compared to 2009 was due mainly to investments in intangible assets, which amounted to R$2,298 in 2010, compared to R$1,607 in 2009. Investments in intangible assets were related primarily to distribution and concession assets, which totaled R$1,264 in 2010 compared to R$527 in 2009.

Cash Flow from/used in Financing Activities

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

Net cash used in financing activities during 2010 was R$377 million, which was comprised of the repayment of R$4,775 million of real and foreign currency denominated financings and the payment of R$1,829 million in dividends and interest on capital, largely offset by the proceeds from financings in the amount of R$6,227 million.

Net cash provided by financing activities during 2009 was R$3,270 million, comprised of the proceeds from issuance of financing of R$5,223 million, partially offset by repayment of R$1,016 million of real and foreign currency financing and the payment of R$937 million in dividends and interest on capital.

Indebtedness

Our indebtedness from loans, financings and debentures as of December 31, 2010 was R$13,227 million, composed of R$11,024 million of non-current debt and R$2,203 million of current debt. This compares with indebtedness from loans, financings and debentures as of December 31, 2009 of R$11,293 million, composed of R$4,634 million of non-current debt and R$6,659 million of current debt. Of our debt at December 31, 2010, R$191 million was denominated in foreign currencies (R$167 million of which was U.S. dollar-denominated) and R$13,036 million was denominated in reais. See Note 18 to our consolidated financial statements.

Our main financial contracts, on a consolidated basis, as of December 31, 2010, are shown in the following table:

Amounts in thousandsof reais:

Facility/Security	Maturity	Interest Rate (%)	Currency	Outstanding balance as of December 31, 2010
Foreign Currency
ABN Amro Real S.A. (1)	2013	6	US$	63
Banco do Brasil – A – Various bonds (2)	2024	Various	US$	51
Brazilian National Treasury (3)	2024	Libor + Spread	US$	19
InterAmerican Development Bank (4)	2026	4.2	US$	34
Others	2025	Various	Various	24
Total debt in foreign currency				191
Brazilian currency
Banco do Brasil	2012	109.80 of CDI	R$	887
Banco do Brasil	2013	CDI + 1.70	R$	85
Banco do Brasil	2013	107.60 of CDI	R$	135
Banco do Brasil	2014	104.10 of CDI	R$	1,224
Banco do Brasil	2013	10.83	R$	630
Banco Itaú BBA / Votorantim	2013	CDI + 1.70	R$	312
BNDES	2026	TJLP+2.34	R$	119
Bradesco	2013	CDI + 1.70	R$	296
Bradesco	2011	105.50 of CDI	R$	351
Debentures (5)	2011	104.00 of CDI	R$	243
Debentures – Minas Gerais state government (5) (6)	2031	IGP-M inflation index	R$	37
Debentures (5)	2014	IGP-M+10.50%	R$	355
Debentures (5)	2017	IPCA+7.96	R$	472
Debentures	2012	CDI + 0.90	R$	1,726
Debentures	2015	IPCA+7.68	R$	1,285
Eletrobrás	2023	Ufir + 6.00 to 8.00%	R$	373
Santander / Unibanco	2013	CDI + 1.70	R$	302
Unibanco (7)	2013	CDI + 1.70	R$	60
Itaú and Bradesco (8)	2015	CDI + 1.70	R$	891
Banco do Brasil / Unibanco (9)	2020	TJLP + 2.55	R$	32
Debentures V (3)	2014	CDI + 1.50	R$	210
Debentures VI (3)	2011	115% of CDI	R$	79
CCB Bradesco (3)	2017	CDI + 0.85	R$	120
BNDES – Finem (3)	2019	TJLP	R$	190
BNDES (10)	2033	TJLP + 2.40	R$	262
Debentures (10)	2013	IPCA inflation index	R$	182
BNDES – Onlending (10)	2033	TJLP	R$	316
BNDES – Principal Subcredit A/B/C/D (11)	2022	Various	R$	366
BNDES (12)	2024	TJLP + 2.50	R$	42
CEF (13)	2022	TJLP + 3.50	R$	218
Debentures (14)	2017	CDI+1.6	R$	819
BNDES (15)	2016	TJLP + 3.12	R$	158
BNDES (16)	2017	Various	R$	49
Others	2025	Various	R$	209
Debt in Brazilian currency				13,035
Overall total, consolidated				13,226

(1) Swap for exchange of rates were contracted: at CDI + 1.50% p.a.;

(2) Interest rates vary: from 2.00 to 8.00 % p.a.;  Six-month Libor plus spread of 0.81 to 0.88% per year;

(3) Loans, financings and debentures of RME (Light);

(4) Financing of Transchile;

(5) Nominal, unsecured, book-entry debentures not convertible into shares, without preference;

(6) Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07;

(7) Loan of the holding company;

(8) Refers to the senior units of the credit rights funds;

(9) Financing of Cachoeirão;

(10) Loan contracted for the jointly-controlled subsidiary Madeira Energia;

(11) Consolidated loans and financings of the TBE group;

(12) Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.;

(13) Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A., Praia de Parajuru S.A. and VDR S.A.;

(14) Loan contracted for the jointly-controlled subsidiary Taesa;

(15) Loan and financing of Gasmig;

(16) Loan arranged by Cemig Telecom — Ativas.

In 2010, we entered into the following financial agreements and made the following issuances:

On March 10, 2010 Cemig Generation and Transmission made the issued 270,000 non-convertible, nominal, book-entry, unsecured debentures, in two series, comprising 156,600 Debentures of the First Series and 113,400 Debentures of the Second Series, of the Issuer’s Second Issue, in the aggregate amount of R$2.7 billion. The proceeds were used to prepay the outstanding balance of the 3rd issuance of Promissory Notes of Cemig Generation and Transmission. The Debentures of the First Series, with an outstanding balance of R$1.7 billion as of December 31, 2010, accrue interest at accumulated variation of the average daily rate of the DI — Interbank Deposit, plus a spread of 0.90% per year. The Debentures of the Second Series, with an outstanding balance of R$1.3 billion as of December 31, 2010, are adjusted from the Issue Date, by the variation in the Expanded Consumer Price Index — IPCA and accrue interest corresponding to 7.6796% per year. These debentures are guaranteed by CEMIG.

On May 27, 2010 Cemig Distribution raised R$600 million from Banco do Brasil with a maturity in May2013.

During the last quarter of 2010 Cemig Generation and Transmission and Cemig Distribution, amended several loan agreements entered into with Banco do Brasil S.A in order to (i) postpone the maturity date of the installments payable in 2010, in the total amount of R$242.1 million and R$48.9 million, respectively, and (ii) change the interest rate from 110.0% of the CDI rate per annum to 109.8% of the CDI rate per annum. CEMIG is a guarantor of these loans and the total outstanding balance of these agreements on December 31, 2010 was R$148.7 million (as to Cemig Distribution) and R$738.8 million (as to Cemig Generation and Transmission).

On December 23, 2010, CEMIG made its third issuance of Commercial Paper in the Brazilian market, in the total amount of R$350.0 million, with an interest rate of105.5% of the CDI rate per annum, due on December 18, 2011. The outstanding balance on December 31, 2010 was R$ 350.9 million.

In 2009, we entered into the following financial agreements and made the following issuances:

On March 9, 2009, Cemig Generation and Transmission entered into a financing agreement with BNDES, in the amount of R$ 122 million, for the purpose of acquiring the Baguari Power Plant. This Loan bears interest at 2.34% per annum plus the variation of TJLP, that was paid quarterly until July, 2010 and monthly during the amortization period, and will amortize over 192 monthly installments,  beginning in August of 2010. The loan matures in July 2026. The outstanding balance on December 31, 2010 was R$119.3 million.

On October 30, 2009, Cemig Generation and Transmission made its third issuance of Commercial Papers in the Brazilian market, in the total amount of R$2,700.0 million, with interest equivalent to 113% of the CDI rate per annum, due on April 28, 2010. The Commercial Papers were prepaid with the proceeds of the company’s Second Issuance of Debentures, on March 9 and 10, 2010. The total amount was paid in 2010.

In October, November and December of 2009, Cemig Generation and Transmission entered into six loan agreements with Banco do Brasil, in the aggregate amount of R$663.5 million, for the purpose of debt rollover.  In October and November of 2010 those agreements were amended, as described above, postponing the maturity of the installments payable in 2010 and changing the interest rate to 109.8% of the CDI.

In October, November and December of 2009, Cemig Distribution entered into eight loan agreements with Banco do Brasil, in the aggregate amount of R$90.7 million, for the purpose of debt rollover.  These loans are guaranteed by CEMIG. In October and November, 2010 , those contracts were amended, as described above, postponing the maturity of the installments payable in 2010 and changing the interest rate to 109.8% of the CDI.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios.  These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil.  These and other covenants could limit our ability to support our liquidity and capital requirements. As of December 31, 2010, we were in non-compliance with some financial covenants provided in some of our debt agreements. In regard to such non-compliance, we obtained waivers from the respective creditors before December 31, 2010 that they will not exercise their rights to demand immediate payment of the total amount due under the agreements until December 31, 2011. See “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Given the current portion of our financings in the amount of R$2,202 million due in 2011, we need funds in the short term to pay and refinance these obligations.

As a state-controlled company, we are subject to restrictions under current financing laws and regulations in Brazil on our ability to obtain financing in certain situations. For example, we must obtain approval from the Brazilian Ministry of Finance and the Central Bank prior to certain international financial transactions and such approval is typically granted only if the purpose of the transaction is to finance the import of goods or to roll over our external debt. In addition, financial institutions in Brazil are subject to risk exposure restrictions with regard to state governments, governmental agencies and state-controlled companies such as us. These restrictions have not prevented us from obtaining financing, although there is no assurance that our ability to obtain financing will not be hindered in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to CEMIG— We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.”

We currently plan to make capital expenditures related to our property, plant, and equipment of approximately R$ 1,540 million in 2011. We disbursed a total of R$ 168 million under our capital expenditure program in the first quarter of 2011 and have commitments to fund substantially all of the remaining R$ 1,416 million. The principal uses of these capital expenditures are expected to be for expansion of our distribution infrastructure. We also have committed R$281 million to announced investments in acquisitions in 2011. In 2010, we funded our capital expenditures and investments in acquisitions and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and acquisitions and meet our other liquidity requirements in 2011 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

In 2010, we spent R$39 million with R&D and transferred R$34 million to the Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT, a federal research and development fund, and R$17 million to Empresa de Pesquisa Energética, or EPE (the federal power planning company). In 2009, we spent R$31 million with R&D. Additionally, R$30 million have been transferred to FNDCT and R$16 million to EPE. We expect to spend a total of approximately R$45 million on research and development in 2011.We conduct these efforts in accordance with Federal law, which requires Brazilian power utilities to spend at least 1% of their net revenue on research and development projects and energy efficiency programs (including transfers to FNDCT and EPE), as well as in accordance with our strategic corporate plans.

In accordance with Aneel instructions, we recorded a liability in 2010 for future expenditures on research and development programs and energy efficiency programs in the amount of R$90 million relating to amounts that had already been included in the determination of our tariffs in 2010.

We have dedicated a substantial portion of our research and development activities to the development of the use of renewable energy sources, including wind, solar and biomass power generation.

Trends

The purchase of energy from the Itaipu Power Plant represented approximately 27.72% of the expenses of Cemig Distribution for the purchase of electricity for resale in 2010. To meet the 72.28% remaining energy needs of Cemig Distribution in 2010, we bought energy through our bilateral contracts (7.94%) and through contracts in the ACR (60.87%), received energy from the Proinfa Program (3.46%). In 2011, of our energy purchases we expect to spend approximately 25.07% on the purchase of energy from Itaipu, 7.26% for bilateral contracts, 64.66% for contracts in the ACR, and 3.01% for Proinfa. For more details about the energy purchased from Cemig Distribution in the ACR, see “Item 4. Information on the Company—The Brazilian Power Industry—The Regulated Market (the ACR or the Pool).”

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

With respect to expansion, we believe that the extension of electricity services to all potential consumers represents a significant trend in our industry. Utilities are currently required to provide service to all potential consumers according to a schedule established by Aneel. Pursuant to Federal Law No. 10,438 of April 26, 2002, as amended, and the relevant Aneel resolution, financing for this extension of electricity services is to come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR. According to the Light for All Program, launched by the MME and Eletrobrás to promote extension of electricity services in rural areas, in its second and third phases, 27% of the necessary funds will come from the CDE, 23% from the RGR, 18% from the State Government and the remaining 32% from CEMIG. For further discussion of the Light for All program, see “Item 4. Information on the Company—Distribution and Purchase of Electric Power—Expansion of Distribution Capacity.”

In relation to the energy supply, under normal climate conditions, we expect the current capacity and favorable reservoir levels to prevail in the next few years. Although there was a reduction in the growth rate of the electricity market during the years 2009 and 2010, due to the world financial crisis, the present installed capacity and the capacity projected for the next few years are expected to fully satisfy the projected levels of consumption.  Also, the Brazilian government has been successful in the auctions it has held for major hydroelectric projects, such as the Jirau and Santo Antônio plants on the Madeira river, and the Belo Monte plant on the Xingu river.

Off-Balance Sheet Arrangements

In one of the agreements that regulates the partnership of Cemig Generation and Transmission with FIP Coliseu in the acquisition of the shares in Terna held by Terna S.p.A, Cemig Generation and Transmission granted FIP Coliseu the right to sell all of its interest in Taesa to Cemig Generation and Transmission, in the fifth year after its becoming a shareholder, upon payment of the amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna adjusted by the variation in the IPCA +7% p.a.

In one of the contracts that regulate the partnership of CEMIG with FIP Redentor in the acquisition of 100% of the shares in Light indirectly held by both Enlighted and FIP PCP, CEMIG has granted FIP Redentor the right to sell all of its shares in Parati to CEMIG, in the fifth year after FIP Redentor’s acquisition of such shares, for a price equal to the amount of capital invested by FIP Redentor in the acquisition of these shares, adjusted in accordance with the variation of the CDI plus 0.9% p.a. net of the dividends and benefits received by FIP Redentor.

Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2010, about our contractual obligations and commitments in millions of reais.

	2011	2012	2013	2014	2015	2016	2017 and beyond	Total
Long-term debt (1)	2,203	3,124	1,984	2,443	1,520	476	1,477	13,227
Purchase of electricity from Itaipu (2)	836	885	895	709	732	755	32,559	37,371
Transportation of electric power from Itaipu (2)	69	74	77	62	64	67	2,091	2,504
Pension plan debt—Forluz	74	70	46	48	51	54	525	868
“Luz Para Todos” (Light for All) Program	432	—	—	—	—	—	—	432
Electricity power purchase (3)	2,333	2,401	2,387	1,965	2,269	2,397	65,152	78,904
Other electricity power purchase (4)	878	827	656	743	752	734	8,430	13,020
Total	6,825	7,381	6,045	5,970	5,388	4,483	110,234	146,326

(1)   In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable.  See Item 13. “Defaults, Dividend Arrearages and Delinquencies.”  These amounts do not include interest payments on debt or payments under interest rate swap agreements.  The Company expects to pay approximately R$881 million in interest payments on debt in 2011. The Company does not believe projections of interest payments and payments under interest rate swap agreements would be meaningful. Through June 3, 2011 the Company has already made R$542.2 million of debt payments.

(2)   Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2010.

(3)   Includes spot market purchases through auctions.

(4)   Includes spot market purchases through bilateral agreements.

Item 6.         Directors, Senior Managers and Employees

Directors and Senior Management

CEMIG is managed by our Board of Directors, which has 14 members, each with his or her respective substitute member, and by our Executive Board, which consists of 11 Chief Officers. Since it is the majority shareholder, the Minas Gerais State Government has the right to elect the majority of the members of our Board of Directors and can thus control the decisions of the Board. Every holder of CEMIG common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of our common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of our Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

Under the Brazilian Corporate Law, holders of preferred shares representing at least 10% of our voting capital, and also holders of common shares representing at least 15% of our registered capital (other than the controlling shareholder) have the right to appoint a member of the Board of Directors and his or her respective substitute member. If none of the holders of common shares or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of our registered capital may combine their holdings to appoint a member of the Board of Directors, and his or her respective substitute member.

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

Each member of the Board of Directors has a substitute member, elected in a General Meeting of Shareholders in the same manner as the member. The substitute members act as replacements for their respective members whenever the members are not available to carry out their normal functions as members, or when there is a vacancy on the Board of Directors, until the appointment of a replacement member to fill the vacancy. No member of the Board of Directors, and no substitute member, has any employment contract with our Company or any subsidiary that provides for any benefit in the event of rescission of the employment contract.

The members of our Board of Directors are elected for a period of three years, and may be re-elected. The complete body of members is elected every three years. Our Board of Directors is made up of 14 members, of whom eight are elected by the Minas Gerais State Government, five by AGC Energia S.A. (“AGC Energia”), and one by the holders of preferred shares. The period of office of the present members of our Board of Directors expires at the Ordinary General Shareholders Meeting to be held in April 2012. The names, positions and dates of original appointment of our present board members and their respective substitute members are as follows:

Name	Position	Date of original appointment
Dorothea Fonseca Furquim Werneck	Chairman	January 20, 2011
Paulo Sérgio Machado Ribeiro	Substitute Member	April 25, 2008
Djalma Bastos de Morais	Vice-Chairman	January 14, 1999
Lauro Sérgio Vasconcelos David	Substitute Member	April 28, 2006
Arcângelo Eustáquio Torres Queiroz	Board Member	December 10, 2009
Franklin Moreira Gonçalves	Substitute Member	February 27, 2003
Antônio Adriano Silva	Board Member	January 14, 1999
Marco Antonio Rodrigues da Cunha	Substitute Member	February 27, 2003
Luiz Carlos Costeira Urquiza	Board Member	January 20, 2011
Adriano Magalhães Chaves	Substitute Member	December 10, 2009
Francelino Pereira dos Santos	Board Member	February 27, 2003
Leonardo Maurício Colombini Lima	Substitute Member	May 12, 2011
Maria Estela Kubitschek Lopes	Board Member	February 27, 2003
Fernando Henrique Schüffner Neto	Substitute Member	June 22, 2007
João Camilo Penna	Board Member	April 25, 2008
Guilherme Horta Gonçalves Junior	Substitute Member	February 27, 2003
Eduardo Borges de Andrade (1)	Board Member	August 4, 2010
Ricardo Antônio Mello Castanheira (1)	Substitute Member	August 4, 2010
Otávio Marques de Azevedo (1)	Board Member	August 4, 2010
Renato Torres de Faria (1)	Substitute Member	August 4, 2010
Paulo Roberto Reckziegel Guedes (1)	Board Member	August 4, 2010
Newton Brandão Ferraz Ramos (1)	Substitute Member	August 4, 2010
Ricardo Coutinho de Sena (1)	Board Member	August 4, 2010
Paulo Márcio de Oliveira Monteiro (1)	Substitute Member	August 4, 2010
Saulo Alves Pereira Junior (1)	Board Member	August 4, 2010
Tarcísio Augusto Carneiro (1)	Substitute Member	August 4, 2010
Guy Maria Villela Paschoal (2)	Board Member	April 25, 2008
Cezar Manoel de Medeiros (2)	Substitute Member	April 29, 2009

(1)     Elected by AGC Energia.

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

Dorothea Fonseca Furquim Werneck. — Ms. Werneck has an M.A. in economics from Boston College, USA. She also attended the Doctorate Course at that college, and has a Master’s Degree from the Postgraduate School of the Getúlio Vargas Foundation in Rio de Janeiro. Ms. Werneck is Chair of the Board of Directors of CEMIG, and Secretary of Development for the State of Minas Gerais. She was Brazil’s Minister of Industry, Trade and Tourism in 1995—1996, and Employment Minister in 1989—1990. She was a Senior Manager of the Export Promotion Agency — Apex from 1990 to 1992, Executive Secretary of the Finance Ministry in 1992, National Economy Secretary in 1991—1992, Economic and Social Planning Secretary in 1988—1989, Employment and Salaries Secretary in 1985—1988; and a member of the technical staff of IPEA from 1975 to 2003. Among other posts she has also been Director of the National Quality Awards Foundation (in 1993—4, and 1998—9); and a member of the Councils of Funcex and AEB, in 1999—2005. In 1983—1984 she lectured at the Training Course for Diplomats at the Rio Branco Institute; and in 1978—1980 at the Industrial Economics Institute and the Economics and Management Department of Rio de Janeiro Federal University.

Eduardo Borges de Andrade. - Mr. Borges has a degree in civil engineering from Minas Gerais Federal University, and completed postgraduate studies in financial administration at the Getúlio Vargas Foundation in Rio de Janeiro. He began his career with Andrade Gutierrez in 1961, holding various posts. In 1969 he became Director of Works, and in 1973 Director of Operations. From 1978 to 2001 he was Chief Executive of the Andrade Gutierrez Construction Company, leading the Company’s activity in the infrastructure investments sector as from 2001. He is currently a member of the Board of Directors of Andrade Gutierrez and Chairman of the Boards of Andrade Gutierrez Concessões, Companhia de Concessões Rodoviárias (CCR) and Administradora São Miguel, the holding company that owns 33% of the Andrade Gutierrez Group.

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

Guy Maria Villela Paschoal - Mr. Villela Paschoal holds a degree in mechanical and electrical engineering from the Federal University of Minas Gerais and has completed courses in Electricity Law at the Law School of Belo Horizonte, and in Management for Electric Utility Executives, at Rensselaer Polytechnic Institute in Troy, New York, USA. In a 27-year career as an employee of CEMIG, Mr. Villela began as an intern, and after holding various positions, including Chief Production and Transmission Officer, Plans and Construction Director and CEO of the subsidiary Gasmig, served as CEMIG’s Chief Executive Officer. He has also served as consultant and advisor to the Executive Board of Eletrobrás, and as a member of the Board of Directors of Itaipu Binacional. As Secretary-General of the Mining and Energy Ministry, he was on several occasions Acting Mining and Energy Minister. From 2003—2008 he was a member of the Infrastructure Chamber of the Minas Gerais Industries Federation (Fiemg), and he participated in the Consultancy Group for the major hydroelectric projects on the Madeira River in the Amazon region.

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

Luiz Carlos Costeira Urquiza - Mr. Urquiza has a degree in mechanical engineering from the Rio de Janeiro Federal University (1980-1984), where he completed the MBA course at Coppead in 1990. He also completed the Advanced Management Program of the Dom Cabral Foundation / Insead in 1995. He is a member of the Board of Directors of Cemig and joined the Boards of

Directors of Light and Light SESA in 2009. From 2000 to 2004, he was partner and CEO of Banco1.net, Brazil’s first solely online bank. From 1995 to 2000 he was partner and CEO of Quatro/A Participações S.A. In 1994 and 1995 he was Director of Unibanco’s live online banking service Unibanco 30 Horas. From 1989 to 1994 he was Manager, General Manager and Director of Products for Banco Nacional; and from 1984 to 1989 he worked with Shell Brasil, first as a sales representative in lubricants in Salvador, then as Head of its base at Caxias, Rio de Janeiro State.

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

Otávio Marques de Azevedo - Mr. Azevedo has a degree in engineering, and completed postgraduate studies in economic engineering at the Federal University of Minas Gerais, and strategic planning at the Getúlio Vargas Foundation. He has served as President of Telemig, Vice-President of Telebrás, and President of Telemar. He has also been Chairman of the Board of Pegasus Telecom, and Chairman of the Council of Anatel. Currently, he is CEO of Andrade Gutierrez Telecomunicações Ltda., Executive President of Andrade Gutierrez SA, Chairman of the Board of Directors of Tele Norte Leste Participações S.A., controlling shareholder of the OI group, and of CTX, controlling shareholder of Contax; and a member of the Board of Directors of Tele Norte Leste Participações S.A., the Strategic Council of Fiemg, the Governing Council of the Commercial Association of Rio de Janeiro (ACRJ), the Governing Council of the São Paulo State Industries Association (Fiesp) and the Board of Directors of Contax Participações S.A.

Paulo Roberto Reckziegel Guedes - Mr. Guedes earned a degree in civil engineering from the Federal University of Rio Grande do Sul in 1983, and completed the Corporate MBA course at the Dom Cabral Foundation in 1997. He began his career as a technical assistant with M. Roscoe in 1982, and worked for Construtora Sultepa S.A. from 1983, as Assistant Engineer, and Supervisory Engineer, until 1991, when he became Operational General Manager of the Conesul Consortium for Construtora Sultepa. From 1993 to 1999 he was a Project Manager at Construtora Andrade Gutierrez, and since 2000 has been a Director of Andrade Gutierrez Concessões (AGC). He represents AGC on the Boards of Directors of CCR, Dominó, Waterport and Companhia Operadora de Rodovias S.A.

Ricardo Coutinho de Sena - Mr. Sena has a degree in civil engineering from Minas Gerais Federal University, and completed postgraduate studies in financial administration at the Getúlio Vargas Foundation of Rio de Janeiro. He worked at M. Roscoe S.A., in several posts, from 1972 to 1981. In 1981 he joined Andrade Gutierrez, where he was Head of the Budgets Department until 1993.  From 1993, he was General Manager of the New Business Unit, leading an activity which consolidated the company’s portfolio in public infrastructure services. Since 2000 he has been CEO of Andrade Gutierrez, and also a member of its Board of Directors. He has led dozens of projects in Brazil and Latin America in partnership with Canadian, US, Portuguese and Brazilian partners. He represents AGC on the Boards of Directors of CCR, Dominó, Quiport and ABCR.

Saulo Alves Pereira Junior - Mr. Pereira Junior has a degree in electrical engineering from PUC University of Minas Gerais. He has also completed post-graduate studies in Works and Services Budget Planning at IEC/PUC—MG and Business Administration at the Federal University of Bahia, and has a Corporate MBA from the Dom Cabral Foundation. He began his career as an intern in the Operations Center of Cemig in 1993. In 1995 he joined Construtel Projetos e Construções Ltda, as an engineer in planning and budget coordination of works, and in 1998 he took over as General Manager of that company’s Business Unit in Bahia.  In 2000 he joined the Andrade Gutierrez group as principal manager of telecoms contracts for Construtora Andrade Gutierrez in Rio de Janeiro state.  Since 2004 he has been Sales Director of Construtora Andrade Gutierrez, developing new business focused on the electricity sector. Since 2007 he has also worked in Andrade Gutierrez Concessões actively participating in the group’s consolidation in the electricity sector.

Board of Executive Officers

Our Executive Board is responsible for putting into effect the decisions of our Board of Directors and for day-to-day management. The Members of the Executive Board, the Chief Officers, have individual responsibilities established in the by-laws and hold their positions for a period of office of three years. The period of office of the present Chief Officers expires at the first Meeting of the Board of Directors following the Ordinary General Shareholders Meeting to be held in April 2012. The Chief Officers are elected by our Board of Directors. Usually, ordinary meetings are held at least twice per month, with extraordinary meetings held whenever called by the Chief Executive Officer, or CEO, or by two Chief Officers other than the CEO.

The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of original appointment

Djalma Bastos de Morais	Chief Executive Officer (CEO)	January 14, 1999
Arlindo Porto Neto	Deputy CEO	January 20, 2009
José Carlos de Mattos	Chief Energy Distribution and Commercialization Officer	January 9, 2007
Luiz Henrique de Castro Carvalho	Chief Generation and Transmission Officer	August 18, 2008
Fernando Henrique Schüffner Neto	Chief Officer for Business Development	January 9, 2007
Luiz Fernando Rolla	Chief Officer for Finance and Investor Relations	January 9, 2007
Frederico Pacheco de Medeiros	Chief Corporate Management Officer	January 20, 2011
José Raimundo Dias Fonseca	Chief Trading Officer	January 20, 2011
Fuad Jorge Noman Filho	Chief Officer for the Gas Division	January 3, 2011
Maria Celeste Morais Guimarães	Chief Counsel	January 3, 2011
Luiz Henrique Michalick	Chief Institutional Relations and Communication Officer	January 20, 2011

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

Djalma Bastos de Morais - For biographical information regarding Mr. Morais, see “— Board of Directors.”

Fernando Henrique Schuffner Neto - Mr. Schuffner earned a degree in electrical engineering from PUC University of Minas Gerais in 1982, a master’s degree from Unicamp in 1984, and an MBA from Ibmec in 2000. After working in university research, he joined CEMIG in 1985, working as a regional manager and administrator before becoming Superintendent for Coordination of Planning and Management, successively, for Distribution, Distribution Expansion, and Distribution Market Expansion. He then became CEMIG’s Executive Coordination Superintendent of the Light for All Program. He has lectured at universities, and has published many scientific articles from 1983 to 2005, ranging from work on topologies of commutating circuits (1983) to joint authorship of Fuzzy Preference Relations and Multiobjective Decision Making — presented to the Fourth IEEE International Workshop on Soft Computing as Transdisciplinary Science and Technology, in Muroran, Japan, in May 2005. His work was presented to international congresses including control of induction motors. He has taken courses including the Amana Key APG management course in Sao Paulo in 2004. He was Chief Energy Distribution and Commercialization Officer of CEMIG between 2007 and 2010, where, since January 2011, he has been the Chief Officer for Business Development.

Frederico Pacheco de Medeiros — Mr. Medeiros earned a law degree from the Federal University of Minas Gerais in 1992. He acted as Legal Advisor to the Minas Gerais State Court of Appeal from 1989 to 1998, and was Parliamentary Secretary of the House of Representatives of the Brazilian Congress from 1993 to 2002. He was Deputy Secretary of State of Minas Gerais from 2003 to 2008, and General Secretary to the Governor of Minas Gerais in 2008—2010.

Fuad Jorge Noman Filho — Mr. Noman Filho has a degree in economics by the Unified Teaching Center of Brasilia (CEUB) and has completed a postgraduate degree in Economic Programming and Budget Execution by the University of Brasília (UnB). He was executive secretary and deputy secretary of Assets and Risks of the National Treasury Secretariat, in the Ministery of Finance, Executive Secretary of the Presidency of the Republic of Consultant International Monetary Fund (IMF), when provided advice to the Government of Cape Verde. BrasilPrev President of Private Pensions, the Association of Private Pension Companies (ANAPP) and the Board of Directors of Banco do Nordeste. He was also Secretary of State for Finance of Minas Gerais - (2003 - 2007) and Secretary of State for Transport and Public Works of Minas Gerais - (2007 - 2010). Since January 2011, he is CEO of Gasmig and is Chief Officer of CEMIG’s Gas Division.

José Carlos de Mattos -  Mr. Mattos received a degree in literature from Uni-BH (Belo Horizonte Central University) in 1972. He is currently the Chief Executive Officer of Gasmig. From 2004 to 2007 he was Director-President of Previminas, the Minas Gerais Social Security Foundation. In 2003 and 2004 he was the financial director of Codemig, the Minas Gerais Development Company. From 1983 to 1992 he was Regional Superintendent of the Federal Savings Bank (Caixa Econômica Federal) in the states of São Paulo, Rio de Janeiro and Minas Gerais, and was also Financial Director of the Federal Savings Bank from 1992 to 1994. From 1992 to 1994 he was also the Director of BIAPE — the Inter-American Savings and Loan Bank. From 1995 to 1996, he was Vice-President of Bemge — the State Bank of Minas Gerais. He was Chief Planning, Projects and Construction Officer between 2007 and 2010 where, since January 2011, he has been Chief Energy Distribution and Commercialization Officer.

José Raimundo Dias Fonseca - Mr. Fonseca has a degree in electrical engineering from the Federal University of Juiz de Fora. He has completed the specialization course in Maintenance Engineering at the Federal Engineering School of Itajubá (Fupai/Efei); the postgraduate course in Strategic Business Management of the Getúlio Vargas Foundation; and the specialization course in Management of Electric Power Utilities at the University of Stockholm. He lectures in electrical equipment at the postgraduate course in Maintenance engineering at the PUC University of Minas Gerais. He has been a member of the Council of CCEE — the Brazilian National Electricity Trading Chamber; and Vice-president of Abraceel, the Brazilian Association of Electricity Traders. A career professional, he joined Cemig in 1982, holding varied posts from engineer to Control and Settlement Officer for Electricity Trading Transactions. From 2007 to 2011 he was General Manager for Wholesale Electricity Transactions.

Luiz Fernando Rolla - Mr. Rolla joined CEMIG in 1974. Mr. Rolla earned a degree in electrical engineering from the Federal University of Minas Gerais in 1974 and obtained several specialization courses. He became CEMIG’s Investor Relations Manager in 1986, and was appointed Chief Officer for Finance and Investor Relations in January 2007. As CEMIG’s Investor Relations Manager, Mr. Rolla was responsible for the formulation and implementation of CEMIG’s investor relations strategy beginning in 1986, including the structuring of the Level I and II ADR programs in 1993 and 2001, share sale transactions, prospectuses, investor presentations, roadshows, CVM registrations, detailed corporate governance matters, shareholders’ meetings, shareholder services, the Annual Report, our website, earnings releases and conference calls, market analyst meetings, and presentations at many of the most important emerging markets conferences in the last 15 years. In his 32 years with the company he has also been involved in other responsibilities including coordination of long-term planning, structured company-wide budget control and cost analysis, project finance transactions, and negotiation of important debt rollover contracts and issues. Recognition of Mr. Rolla’s wide experience and present outstanding status in Brazilian investor relations includes Apimec’s “Best IR Professional” in 1999 and 2005; “Best Brazilian IRO” from IR Magazine in 2006; Honorable Mention in IR Magazine’s “Best Latin American IRO” in 2004, naming of CEMIG as “Best Listed Company” by Apimec in 2006; recognition by Abrasca for “Best Annual Report” in 2005; and “Best Presentation of 2006” by the Apimec organizations of both São Paulo and Rio Grande do Sul.

Luiz Henrique de Castro Carvalho - Mr. Carvalho is CEMIG’s Chief Generation and Transmission Officer. He earned a degree in electrical engineering from Minas Gerais Federal University (UFMG) in July 1982, and a postgraduate degree in systems analysis, with specialization in mainframe support, from that university in July 1983. In February 2000 he also concluded an international executive MBA in business administration and information technology management from the Getúlio Vargas Foundation. His first professional experience was in the Research and Development Centre (CPQD) of Telebrás, as an electrical engineer, from October 1983 to March 1984. He began his career at CEMIG as a support analyst in the Software and Support Group in March 1984, and since then has been Joint Leader, Group Leader and Manager in the Personal IT Terminal Users Support Division, Assistant in the IT Support Department, Superintendent of Telecommunications and IT, Superintendent for Material, Logistics and Services, Superintendent of Material and Services, Advisor to the President of Gasmig, and Substitute Member of the Board of Directors of CEMIG. In addition to his responsibilities at CEMIG, he is a Director of Horizontes Energia S.A., a member of the board of directors of Central Termelétrica De Cogeração S.A., and a substitute member of the board of directors of Central Hidrelétrica Pai Joaquim S.A. He has also been Administrative Director of CEMIG Employees’ Investment Club, from April 1999 to April 2003, Social Action Director in the Minas Gerais IT and Telecommunications Users’ Association (Sucesu/MG) from 2000 to 2002, and CEO of the CEMIG Inter-Management Association from July 2005 to July 2007.

Luiz Henrique Michalick - Mr. Michalick has a degree in journalism from the PUC University of Minas Gerais. He joined Cemig in 1985, working as a journalist and as General Manager for Press, Public Relations and Advertising, before becoming General Manager for Corporate Communications from 2003 to 2010. In his career in print media, he was a journalist in the Belo Horizonte office of the Folha de São Paulo newspaper from 1979 to 1985; Press Officer for the Dom Cabral Foundation in 1984—5; director of the Union of Professional Journalists of Minas Gerais State in 1985—7; and worked as economics editor on the Estado de Minas newspaper in 1986—7. He founded the Corporate Platform of the Reputation Institute in Brazil, and since 2006 has been CEMIG’s representative in that organization.

Maria Celeste Morais Guimarães - Mrs. Guimarães has a degree in accounting and management from the PUC University of Minas Gerais; and a law degree and a doctorate in law from Minas Gerais Federal University, with specialization in commercial law.  .She was Auditor-General of the State of Minas Gerais from 2003 to 2010; a member of the Corporate Governance Committee of Minas Gerais State from 2008 to 2010; a member of the Council of Social Support Organizations from 2005 to 2010; President of the Council of Inspectors-General of the Minas Gerais State Administration (Conrege) between 2004 and 2010’ and President of the National Council of Internal Inspection Bodies of Brazilian States and the Federal District (Conaci) from 2007 to 2009.

Compensation of Directors and Executive Officers

In the year ended December 31, 2010 the total compensation paid to directors and officers, including health insurance, paid leave, bonuses and other benefits, amounted to approximately R$6.3 million.

The following chart shows the compensation paid to our Board Directors, Executive Officers, Fiscal Council and Support Committee members in 2010:

Compensation in the year ended December 31, 2010 (in Reais)

	Board of Directors	Support Committee(1)	Executive Officers	Fiscal Council
Number of members	13	5	9	5
Total compensation	1,148,114	272,472	4,674,005	180,431

(1)          The Support Committee is a body with no executive function, composed of members of our Board of Directors , responsible for evaluating and making recommendations on the matters to be discussed at the Board meeting, prioritizing issues, checking the documentation for better understanding of the Board Directors and other issues necessary for the objectivity of the Board meetings.

There is no contract between the Company or its wholly-owned subsidiaries, subsidiaries or affiliated companies and any director or officer of CEMIG that grants any kind of post-employment benefits, other than the retirement plan of Forluz, which is applicable to executive officers, as long as they are qualified in accordance with the rules and regulations of Forluz and which is also applicable to other employees in the same way.

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

The current members of the Fiscal Council, and their substitute members, all of whose terms expire at the Ordinary General Meeting of Shareholders to be held in 2012, for the approval of the 2011 fiscal year financial statements are as follows:

Name	Position	Date of initial appointment

Aristóteles Luiz Menezes Vasconcellos Drummond	Member	April 27, 1999
Marcus Eolo de Lamounier Bicalho	Substitute Member	February 27, 2003
Luiz Guarita Neto	Member	February 27, 2003
Ari Barcelos da Silva	Substitute Member	April 29, 2005
Thales de Souza Ramos Filho	Member	February 27, 2003
Aliomar Silva Lima	Substitute Member	February 27, 2003
Helton da Silva Soares (1)	Member	August 4, 2010
Rafael Cardoso Cordeiro (1)	Substitute Member	August 4, 2010
Vicente de Paulo Barros Pegoraro (2)	Member	April 29, 2009
Newton de Moura (2)	Substitute Member	April 29, 2009

(1) Elected by AGC Energia.

(2) Elected by the holders of the preferred shares.

Consumer Council

We have established a Consumer Council pursuant to Brazilian law, which is comprised of representatives of consumer groups and advocacy organizations, but not members of our Board of Directors. The Consumer Council advises us as to service and other concerns of our consumers.

Audit Committee

Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies, non-U.S. issuers are permitted not to have a separate Audit Committee made up of independent members if there is a Fiscal Council established and chosen in accordance with the legal rules of its origin country, expressly requiring or allowing that such council follow certain obligations. Also in accordance with this exemption, a Fiscal Council may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law. The financial experts of our Fiscal Council are Helton da Silva Soares and Ari Barcelos da Silva.

Employees

As of December 31, 2010, we had 8,859 employees at CEMIG, Cemig Distribution and Cemig Generation and Transmission, of which 239 were at management level, and we had an average of 452 temporary employees in 2010. As of December 31, 2009, we had 9,746 employees, of which 248 were at management level, and we had an average of 356 temporary employees in 2009. As of December 31, 2008, we had 10,422 employees, of which 265 were at management level, and we had an average of 353 temporary employees in 2008. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2010		December 31, 2009		December 31, 2008
Managers	239		248		265
Professional staff	1,281		1,500		1,398
Operational technical staff and office employees	7,339		7,998		8,759
Total	8,859	(1)	9,746	(1)	10,422	(1)

(1)                                  These numbers reflect only those employees of Cemig Generation and Transmission, Cemig Distribution and CEMIG.

In 2010, six employees were hired and 893 employees left the Company.

Unions

Annual meetings are held for collective negotiation with the unions that represent the employees. The Collective Work Agreement that results from this includes salary adjustments, benefits, and rights and duties governing employment relationships, and comes into effect for the subsequent period of 12 months, starting on November 1 of each year.

In December 2010, two collective agreements with the same general terms were entered into with 17 unions , which established wage increases ranging between 6.50% and 7.55%, according to the salary level of each employee. In addition to these agreements, an amendment regarding the distribution of profits and economic results was agreed to with respect to the specific collective agreement governing profit sharing (“PLR”), for a single one-time extraordinary distribution, paid in April 2011, equivalent to 2.64 times each employee’s monthly remuneration.

In the negotiations regarding the execution of this year’s collective agreement, we experienced strikes that lasted up to 20 days. The Company has an Operational Emergency Committee for moments of crisis, and such committee was activated.  As a result, the strike movement did not affect the supply of electricity to the general public.

In November 2009 two collective agreements were signed: (i) an annual agreement on salaries, benefits and rights, for the period of November 1, 2009 to October 31, 2010, which established a salary increase of 4.88% for all salaries; and (ii) a specific agreement, in effect in the period from November 20, 2009 to March 31, 2011, on distribution of profits and results for 2009 and 2010, to be paid in 2010 and 2011, respectively.

For 2009, the collective agreement established an extraordinary one-time distribution in the amount of 200% of each employee’s monthly remuneration. In relation to profit sharing, the collective agreement established an extraordinary one-time distribution equivalent to 70% of the monthly remuneration of each employee in the event that the IGPRa indicator reached 50%, paid in 2010. The IGPRa is an indicator used to determine a part of the income of the employees of CEMIG paid in the form of distribution of profits, and is based on the frequency rate of accidents involving CEMIG’s own employees, the quality of services provided to consumers, and reduction of costs.

On November 13, 2009, 46% of our employees took part in a stoppage of 24 hours in services during the collective negotiations for 2009-2010.

In December 2008, a collective agreement was signed establishing an increase of 7.26% and an extraordinary one-time distribution of amounts under the profit sharing program, totaling 4.67 times each employee’s monthly salary, and this was paid in December 2008.

On November 20, 2008, 10% of our employees took part in a stoppage during the negotiations for 2008-2009.

Remuneration

The Careers and Remuneration Plan was put in place in 2004, aiming to provide the Company with instruments of remuneration deemed necessary for maintaining an equitable and competitive payment structure and establishing criteria for promotions. An internal committee, with representatives of both CEMIG and the unions, was created for the implementation of such plan.

In recent years changes in salary policies have been negotiated with the unions with the aim of integrating the processes of human resources administration and management into the Company’s business strategy.  Such changes include the following:

• The collective work agreement of 2005/2006 established an indemnity plan to replace future rights under the “Anuênio” — a system under which salary was increased by 1% for each year worked at CEMIG up to a limit of 35%. These payments were being made to every employee hired up to October 31, 2005.  A total of 87% of these employees accepted the indemnity payment, and a total amount of R$178 million was paid. The agreement also established that employees hired on or after November 1, 2005, would no longer have the right to the Anuênio.

• In 2007, the collective work agreement with the unions established that employees hired on or after November 1, 2007 will no longer have the right to the extraordinary bonus of 16.67% previously applied on the base salary amount.

• The collective agreement signed in 2008 increased the flexibility of the clause that previously guaranteed a minimum number of 10,000 employees, allowing reduction of this number to 9,000. It also allowed the company to employ less than 9,000 people provided that such reduction arises from: agreement, by employees, to the Voluntary Retirement Program (PPD) or the Temporary Voluntary Retirement Program (PDV); dismissals for just cause (rescission of employment agreement); rescissions of employment agreements at the initiative of the employee or by common agreement, and retirement.

• In 2010 the clause contained in the collective labor agreements that prohibited arbitrary dismissal of employees was removed.

Profit Sharing Plan

In 1995, CEMIG established a profit sharing program for the employees in accordance with the applicable Brazilian employment legislation. Under the program, in a single business year CEMIG may not contribute more than 25% of the total of the proposed dividends for the business year to the profit sharing program.

In 2010 the payment of profit shares to the employees, including the obligatory charges and payments based on payroll, totaled R$325 million and the payment was made in December 2010 and March 2011. In 2009, the payment of employees’ profit shares, including the obligatory charges and payments based on payroll, totaled R$238 million, and the payment was made in December 2009 and in March 2010.

Benefits

As of January 1, 2003, we implemented changes to our existing employee health care plans. The changes are a result of an agreement we entered into with our employees’ labor unions, most of which are represented by Sindieletro. The changes modified the contributions that we, our employees and our retirees are responsible for and the types of benefits covered by each plan. In 2010, a total of R$199 million was paid in benefits to employees, consisting of pension plan contributions and assistance benefits.

Voluntary Retirement Program

In March 2008, CEMIG implemented a Voluntary Retirement Program, which sets the rules and conditions applicable to free and voluntary rescissions of employment contracts by employees, and also criteria applicable to specific situations of employees who meet certain requirements for retirement. Employees who opt for the Voluntary Retirement Program receive a payment equal to three times their monthly salary, provided they leave the Company a maximum of 90 days after opting for the program. In 2010, 11 employees accepted the terms of our Voluntary Retirement Program compared to 193 employees in 2009 and 486 employees in 2008.

Voluntary Dismissal Program

In April 2009, CEMIG implemented a Voluntary Dismissal Program, or PDV, which remained in effect throughout 2010, setting rules and conditions applicable to free and voluntary termination of employment contracts by employees, and also establishing the criteria applicable to employees who meet certain retirement requirements.  Employees who subscribe to the PDV receive a financial incentive varying between three and 16 times their monthly remuneration, according to criteria established in the program’s regulations, the principal one being the time of contribution remaining for full retirement entitlement under the National Social Security Institute (Instituto Nacional de Seguridade Social), or INSS. The incentive includes payment of the contributions to the pension fund and the INSS\ up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals without cause) of 40% on the balance of the employee’s accumulated funds under the Unemployment Guarantee Fund (Fundo de Garantia por Tempo de Serviço), or FGTS, system.

Additionally, CEMIG guarantees full payment of the costs of the group life insurance plan for six months, and of the health plan for twelve months, commencing on the date the employee leaves the Company.

A total of 1,279 employees of the Company subscribed to the program, of which, 833 subscribed in 2010. A provision for the expenses for the financial incentives in the amount of R$40.2 million was recorded in 2010 (R$206 million in 2009).

Program for Sharing in Profit, Results, and Productivity

Under the Program for Sharing in Profits, Results and Productivity, CEMIG authorized a distribution equivalent to 3% of the consolidated operational profit for the year ended December 31, 2010, which was paid in March 2011.

Health and Safety

In 2010, the number of work accidents resulting in loss of one or more days’ work of CEMIG employees and outsourced workers was 17.4% lower than in 2009. The main reason for this reduction was the result of various actions in Health, Safety and Well-being in the Workplace

Share Ownership

Each of our directors and executive officers beneficially owns less than 0.001% of our preferred shares and less than 0.003% of our common shares.

Item 7.                           Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2010, the State Government owned, directly or indirectly, 152,033,489common shares, or 50.97% of our outstanding voting stock, and 7,057,472 preferred shares, or approximately 1.84% of those outstanding. As of the same date, AGC Energia, our second largest shareholder, owned 98,321,592 common shares, or approximately 32.96% of those outstanding. AGC Energia is a subsidiary of Andrade Gutierrez Concessões S.A. (“AGC”), an AG Group affiliated. AG Group is one of the largest private groups in Latin America, with a presence in the engineering, construction, telecommunications, energy and public grants sectors. Our principal shareholders do not have different voting rights with respect to the shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2010.

Shareholder	Common Shares	% of Class	Preferred Shares	% of Class
State Government (1)	152,033,489	50.97%	7,057,472	1.84%
AGC Energia S.A.	98,321,592	32.96%	—	—
All directors and executive officers as a group	6,732	—	1,667	—
Other	47,907,855	16.06%	376,794,855	98.09%
Total of outstanding shares	298,269,668	100%	383,853,994	99.92%
Treasury shares		—	290,920	0.08%
Total of authorized and issued shares	298,269,668	100%	384,144,914	100%

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

As of December 31, 2010, we had 34 common shareholders of record in the United States, holding a total of 7,256,319 common shares. We also had 204 preferred shareholders of record in the United States, holding a total of 215,011,383 preferred shares. These numbers do not include the 123,812,242 preferred shares and 1,085,343 common shares converted into ADRs.

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

On December 17, 2009, BlackRock, Inc., as investment manager on behalf of some of its consumers, notified that as a result of the merger between BlackRock and Barclays Global Investors, on December 1, 2009, it has achieved the total of 12,410,905 preferred shares and 20,411,225 American Depositary Receipts (“ADRs”) for preferred shares, representing a total of approximately 9.39% of the total preferred shares in CEMIG. Blackrock Inc. has notified that the objective of the above-mentioned stockholdings is strictly for investment purposes, and it has no intention of altering the stockholding control or management structure of the Company. In addition, it has also notified that it holds no debentures issued by CEMIG that are convertible into shares, and that no agreements have been entered into by BlackRock that regulate the exercise of the right to vote or the purchase or sale of securities issued by CEMIG.

On April 15, 2010, Lazard Asset Management LLC notified us that it has acquired 17,497,213 shares, or 5.01% of the total of the shares issued by CEMIG. On February 4, 2011, Lazard Asset Management LLC notified us that it increased its interest in CEMIG to 7.46%, representing a total of 28,673,232 shares.

On June 18, 2010, AGC Energia notified that a share transfer occurred pursuant to a share purchase and sale agreement signed between Southern and AGC Energia, with AGC as the consenting party, dated November 12, 2009. AGC Energia acquired from Southern 98,321,592 common shares of CEMIG, representing 32.96% of the voting stock and 14.41% of the total capital. AGC Energia emphasizes that such transaction does not change the structure of the stockholding control, nor the management structure, of CEMIG.

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

For a more detailed discussion of these and other related party transactions, see Notes 7, 8, 11, 17, 18, 20, 22 and 24 to our consolidated financial statements.

Item 8.                           Financial Information

Consolidated Financial Statements and Other Financial Information

Please refer to our financial statements that appear beginning on page F-1 of this document as well as “Item 3. Key Information—Selected Consolidated Financial Data.”

Legal Proceedings

We are a party to certain administrative and court proceedings involving tax, regulatory, administrative, environmental and third-party matters relating to our business. We disclose the aggregate amounts of these proceedings that we have determined to be possible or probable, to the extent those amounts can be reasonably estimated.

The provisions have been made in accordance with the IFRS. According to such criteria, provisions are made for cases in which it is considered that the chances of loss are “probable” and the existence of a present obligation on the date of the financial statements is more likely than not to materialize. No provision is made when it was not likely that a present obligation existed as of the date of the financial statements or the chances of loss are rated as “possible”.

For more information regarding such contingencies, see Notes 21 and 24 to our consolidated financial statements.

Rate Increases

We are the defendant in several lawsuits brought by industrial consumers alleging that increases in electricity rates, determined by DNAEE, predecessor of Aneel, during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan (Plano Cruzado) were illegal. Some of the plaintiffs further allege that all our rates after the Cruzado Plan period were illegal, in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases. Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of the plaintiffs. All of the cases that have been decided at the trial court level have been appealed to the Superior Court of Justice (Superior Tribunal de Justiça), which ruled, in most of the cases, that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. We are actively contesting all of the aforementioned rate increase claims. As of December 31, 2010, the aggregate rate increase claims brought against us totaled, approximately, R$61.7 million, of which R$14.6 million are related to proceedings where we assessed the chances of loss as “probable” and R$47.1 million are related to proceedings where we assessed the chances of loss as “possible,” and that it was not likely that a present obligation existed as of the date of the financial statements.

We are also a defendant in lawsuits and class actions brought by consumers, consumer rights groups and the office of the public prosecutor of Minas Gerais contesting the rates we charge our consumers, the application of the rate increases determined by Aneel, the inflationary index used to increase our rates and the rate subsidies granted to low income consumers. These lawsuits involve claims for the suspension of the rate increases and for the reimbursement to our consumers of twice the amount of any additional rates we collected. All our rate increases are granted based on Aneel’s prior authorization and we believe we have a meritorious defense to each of these lawsuits.  It is not possible at the present time to estimate the amounts involved in these claims, the chances of loss of which have been assessed as “remote”. We have not accrued any liability related to these claims.

Cemig Distribution is a party, together with Aneel, in a civil public action brought by the Public Attorneys’ Office seeking to prevent the exclusion of consumers from the Low Income Residential Tariff’s subclass frame and also to require Cemig Distribution to pay double the amount overpaid by the low income consumers. The lower court found in favor of the Public Attorney’s Office, and Cemig Distribution and Aneel appealed to the Regional Federal Appeals Court (Tribunal Regional Federal). The decision of the appeals court on the proceeding has been pending since March 2008.  Cemig Distribution has estimated the amount involved in such proceeding to be approximately R$110.7 million, as of December 31, 2010. Cemig Distribution assesses its chance of loss as “possible”, and that it was not likely that a present obligation existed as of the date of the financial statements.

Cemig Distribution is a defendant in a public civil action brought by the Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente — Amprocom), which is challenging the tariff readjustment applied after 2002 and its methodology and seeking the restitution, to all consumers who were damaged in the processes of periodic review and annual adjustment of electricity tariffs in the period from 2002 to 2009, of the amounts that were allegedly unduly charged. On December 31, 2010, the amount involved in this action was R$159 million. However, after December 31, 2010, CEMIG estimated that, if all the consumers supposedly damaged were to be taken into consideration and CEMIG were to be forced to pay the claimed amounts to all consumers, including applicable taxes, the total amount owed would be R$927 million, and Cemig Distribution has assessed the chances of a loss as “possible”, and that it was not likely that a present obligation existed as of the date of the financial statements. Since the outcome of this matter will have an impact on all of the distribution concession holders in Brazil, it is our view that, in the event of a loss, CEMIG will not have to disburse the full amount involved, because we believe that a new Electricity Sector Agreement will likely be entered into, providing for discounts on the electricity tariff in order to reimburse consumers for any excess amounts that are ruled to have been paid

In December 2010, Aneel, who was ultimately responsible for the calculation of the readjustment of the electricity tariffs from 2002 to 2009, issued regulations safeguarding distribution concession holders from liability concerning this matter. A bill was proposed in the Brazilian Congress to annul these Aneel regulations, and is currently under review by the House of Representatives. If passed, the bill would cancel the effects of these Aneel regulations, which could affect adversely our chances of loss in the civil public action described above.

Taxes and Other Contributions

CEMIG and its subsidiaries are parties in several administrative and judicial tax-related proceedings concerning the imposition of state sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, rural real estate ownership tax (Imposto Sobre a Propriedade Territorial Rural), or ITR, contribution for social integration (Programa de Integração Social), or PIS, public servants’ contribution (Programa de Formação do Patrimônio do Servidor Público), or PASEP, and social security contribution (Contribuição para o Financiamento da Seguridade Social) or COFINS, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, and federal income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ, among others.

In 2006, CEMIG, Cemig Distribution and Cemig Generation and Transmission advanced funds to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable. The Brazilian Federal Revenue Service, however, has initiated an administrative proceeding seeking to levy taxes over such payments. In order to avoid the risk of imposition of penalties, we filed two writs of mandamus which were decided unfavorably to us at the lower court. We filed the appropriate appeals and are still waiting for resolution from the upper court. We estimate the amount involved in these claims to be approximately R$179 million, as of December 31, 2010, consisting of the full amount of judicial deposits from 2006. Cemig Distribution and Cemig Generation and Transmission assess their chance of loss in this dispute as “possible”, and that it was not likely that a present obligation existed as of the date of the financial statements.

The INSS initiated an administrative proceeding against us in 2006 seeking to collect unpaid social security contribution on the amounts paid to our employees as profit sharing in the period between 2000 and 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partially favorable decision in 2008, which we have appealed. We are currently waiting for the upper court to decide on our appeal. The total amount involved in this claim is approximately R$130 million, as of December 31, 2010. We assess our- chance of loss in this dispute as “possible”, and that  it was not likely that a present obligation existed as of the date of the financial statements.

In 2009, state tax authorities issued a tax assessment against CEMIG seeking to collect unpaid ICMS allegedly owed by the Company in 2004, in view of the deduction of ICMS credits related to the acquisition of goods recorded by the Company as fixed assets. According to state tax authorities, we did not follow the correct procedures for the assessment and deduction of the ICMS credits. We filed an administrative defense. In June 2010, an unfavorable decision was issued maintaining the collection of the unpaid ICMS. Against this decision, in July 2010, we presented an appeal to the upper court. We are currently waiting for a decision. The total amount involved in this claim is approximately R$59.5 million, as of December 31, 2010.  We assess our chance of loss in this dispute as “probable”, and that the existence of a present obligation on the date of the financial statements is more likely than not.

However, no provision has been recorded since the outcome of this dispute will not generate any effect on the net income, considering that if we lose the dispute the ICMS will be added to the cost of the goods acquired by us as fixed assets.

CEMIG is a defendant in various legal proceedings in which the plaintiffs demand suspension of pass-through of the PIS and COFINS contributions, on the grounds that the imposition of such contributions in the context of electricity invoices is illegal. Plaintiffs allege that they are entitled to the reimbursement of all such amounts, plus interest and restatement for inflation. Some of these legal proceedings seek reimbursement of 200% of the amount charged. On December 31, 2010, the amount involved in this action was approximately R$1.0 billion, and the Company has assessed the chances of loss as “possible” and that it was not likely that a present obligation existed on the day of the financial statements.

The Brazilian Federal Revenue Service has initiated 25 administrative proceedings against Cemig Distribution, Cemig Generation and Transmission and CEMIG, in relation to the social security contributions allegedly owed in connection with employee profit share payments, the Workers’ Food Program (PAT), the auxiliary contribution for education, overtime payments, risk exposure compensation payments, Sest/Senat, and compensation penalty payments. Six other proceedings were initiated for our alleged joint liability in similar cases. On December 31, 2010, the aggregate amount claimed through these proceedings was approximately R$317 million. We have presented defenses and await judgment. We have assessed the chances of loss as “possible” and that it was not likely that a present obligation existed as of the date of the financial statements.

CEMIG is a defendant in various administrative and judicial proceedings filed by the State Tax Department of Minas Gerais, jointly with various consumers, in connection with ICMS matters, totaling approximately R$465 million on December 31, 2010. Some of the issues discussed in these proceedings are related to non-applicability of ICMS over unused portions of hired electricity availability. CEMIG has requested exclusion from these proceedings, as it won’t be affected by the final decision, since it is not CEMIG who has the alleged obligation to pay the ICMS in these cases; CEMIG has been excluded from some of these proceedings. CEMIG is also a defendant in cases that discuss the impact of ICMS on TUSD since the amount of the tax applicable has been divided in compliance with preliminary injunctions granted under writ of mandamus issued by those consumers. Final adverse decisions in administrative proceedings may be challenged judicially under Brazilian law, and the chance of loss, in the judicial sphere, was assessed as “possible”, and it was not likely that a present obligation existed on the date of the financial statements.

CEMIG is a defendant, jointly with various consumers, in various administrative and court proceedings brought by the State Tax Department of Minas Gerais, claiming ICMS tax on the transfer of excess electricity in the period of rationing of electricity. Although CEMIG is only secondarily liable for such charges, unfavorable administrative decisions were rendered, considering the imposition of such tax as valid. The State of Minas Gerais has been carrying out tax foreclosures in relation to these charges, usually against the primary debtors. However, because these claims might be an obstacle for certification of CEMIG’s tax clearance, CEMIG has filed lawsuits seeking preliminary injunctions to suspend these collection proceedings. On December 31, 2010 the amount involved in this action was R$57 million and CEMIG has assessed the chances of loss in these cases as “possible”. During the second quarter of 2011, we re-assessed the chances of loss of such proceeding as “possible” and that it is more likely than not that a present obligation exists on the present date. If the Company does have to pay the ICMS on these transactions, we can charge consumers the amount paid to the Minas Gerais State Tax Authority.

CEMIG is defendant in administrative proceedings in connection with allegedly undue offsetting of IRPJ, CSLL, PIS and COFINS. CEMIG contested such proceedings and appealed against unfavorable decisions issued on the matter. The appeals filed by CEMIG are now pending judgment. The amount involved, as of December 31, 2010, was approximately R$389 million. Final adverse decisions in administrative proceedings may be challenged judicially under Brazilian law, and the chances of loss, in the judicial sphere, was assessed as “possible”, and it was not likely that a present obligation existed on the date of the financial statements.

In November 2010, CEMIG received a notice for collection of IRPJ and CSLL related to the years of 1997, 1998, 1999 and 2000, in the total amount of approximately R$268.6 million. Such assessment derives from an administrative proceeding initiated in connection with allegedly undue offsetting of CSLL, in connection with adjustments made by CEMIG to its financial statements in 1997. CEMIG contested the tax assessment. After partially unfavorable decisions were rendered in this administrative proceeding, CEMIG filed an appeal on January 25, 2011, which is still pending  a decision.Final adverse decisions in administrative proceedings may be challenged judicially under Brazilian law, and the chances of loss, in the judicial sphere, was assessed as “possible”, and it was not likely that a present obligation existed on the date of the financial statements.

Labor Obligations

CEMIG is a defendant in several claims filed by our employees and outsourced workers. These claims generally relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, readjustment of retirement pension payments by Forluz and salary adjustments.

Under Brazilian labor laws, claimants must file a labor claim for unpaid services within two years of the termination of their employment agreement (limited to rights which arose no more than five years prior to termination). As of December 31, 2010, the aggregate amount in dispute in the aforementioned claims was approximately R$280 million, and we had provisioned R$114 million for losses assessed as “probable”.

In June 2007, a judgment was rendered against CEMIG in a civil public action brought by the Labor Public Attorneys’ Office at the beginning of 2003, aiming to prevent the Company from using outsourced labor for its end-activities. In the judgment, a period of nine months was given for CEMIG to stop contracting employees through outsourced companies. In March 2008, the Higher Labor Appeal Court (Tribunal Superior do Trabalho) granted a preliminary injunction suspending the effects of the prior decision and its consequences until it reaches a final decision. However, since the issue involves interpretation on the constitutionality of an article of the Concessions Law (Law 8,987/95) the matter is subject to review by the Federal Supreme Court. It should be added that the amount stated will be payable only if the Company does not comply with the order to replace outsourced labor within nine months. Additionally, there is a possibility of extension of that period, as requested in the appeal for review. On this aspect, although it is probable that an order for specific performance may be rendered against CEMIG, we believe it is unlikely that any payment obligations will be imposed.

Claims in the Ordinary Course of Business

We are a party in several civil claims, mainly as a defendant, relating to (i)  indemnification due to accidents occurred during our ordinary course of the business; (ii) consumer claims; and (iii) contractual and other commercial obligations. As of December 31, 2010, the total amount involved in the claims where the loss is assessed as “probable” was approximately R$87 million, and the total amount involved in the claims where the loss was assessed as “possible,” and that it was not likely that a present obligation existed on the date of the financial statements, was approximately R$512 million.

Legal Proceedings Related to Environmental Matters

We are a party to a number of proceedings and claims involving environmental matters. These proceedings and claims include court and administrative disputes regarding certain environmental matters, protected and Indian areas, environmental licenses and remediation of environmental damages.  As of December 31, 2010, the amount involved in these claims totaled approximately R$1.4 billion of which (i) R$1.2 billion is related to a public civil action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio against CEMIG, Southern Electric and FEAM, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte Hydroelectric Power Plant. This public civil action is awaiting judgment. In 2010, we have re-assessed the chances of loss of such proceeding as “remote”; (ii) R$180.4 million is related to proceedings for which the chances of loss were assessed as “remote”; and (iii) R$19.6 million is related to proceedings for which the chances of loss were assessed as “possible”, and it was considered that it was not likely that a present obligation existed as of the date of the financial statements.

Additionally, CEMIG and its subsidiaries are defendants in several class actions in which the amounts involved cannot be precisely assessed, due to the fact that most of these lawsuits aim at addressing environmental damages and require the undertaking of indemnification, remediation and compensation measures that will be defined during the process. Beyond that, class actions may benefit third parties not originally involved in the proceedings, who may be entitled to further remediation or indemnification. Therefore, amounts mentioned above may not correspond to the actual amounts that CEMIG may be required to pay in legal proceedings involving environmental matters.

Finally, the Minas Gerais Public Attorney filed seven class actions against CEMIG, seeking an order against CEMIG to invest at least 0.5% of its total operational revenue per year on the protection and environmental preservation of the water tables of municipalities related to CEMIG’s generation plants, since 1997. As of May 31, 2011, judgment had been rendered in only two of the seven actions. In one of these actions, judgment was granted partly in favor of the Public Attorneys’ Office of Minas Gerais, with CEMIG being ordered to invest 0.5% of the gross operational revenue in measures for environmental preservation and protection of the water tables in Ouro Preto. CEMIG has filed an appeal to the State Appeal Court of Minas Gerais. One other action was dismissed for lack of standing to be sued of the defendant. The chances of loss in such lawsuits were assessed as “possible” and we assessed that it was not likely that a present obligation existed as of the date of the financial statements.  We have not yet assessed the amount involved in such lawsuits.

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

Aneel has brought an administrative proceeding against us, contesting a credit related to such positive balance. On October 31, 2002 Aneel issued a final administrative decision. On January 9, 2004, the Brazilian Federal Treasury Department issued an Official Collection Letter to us in the amount of R$516.2 million to be paid by January 30, 2004. We filed a writ of mandamus to suspend its inclusion in the national non-payers registry, or the Cadin. Although the relief was denied by the lower court, we appealed to the Federal Court of the First Region which granted us a temporary injunction to suspend the inclusion in the Cadin. Therefore, we have not accrued any liability related to this claim. The amount of this proceeding, as of December 31, 2010, is approximately R$957.8 million. We assessed the chance of an adverse outcome as “possible”, and that it was not likely that a present obligation existed on the day of the financial statements.

CEMIG is defendant in several public class actions challenging the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by CEMIG in the estimate of time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). On December 31, 2010, the amount involved in this action was approximately R$1.0 billion. The Company has assessed the chances of loss as “possible” and that it was not likely that a present obligation existed as of the date of the financial statements.

A class action was brought against CEMIG and nine other defendants requesting nullification of the Conduct Adjustment Undertaking (TAC) signed between the Public Attorneys’ Office and the Company, ordering the restitution to public funds of the amounts transferred to the defendant companies for implementation of the Light for All (Luz para Todos) program. The application for interim remedy was refused, and the plaintiff appealed to the Regional Federal Appeals Court (Tribunal Regional Federal). The updated amount involved, of R$1,940 million, as of December 31, 2010, refers to the request for restitution of the amounts received by the companies that carried out the services contracted by CEMIG in order to comply with such governmental program, and fees of counsel. The class action has been sent to the State Court, after the Federal Court decided that it did not have jurisdiction to hear the case.  In 2010, we have re-assessed the chances of loss of such proceeding as “remote”.

Cemig Generation and Transmission filed an application for an order of mandamus to include it as a defendant party in an lawsuit brought by AES Sul against Aneel, seeking annulment of Aneel Dispatch 288/2002 which set the guidelines for interpretation of Aneel Resolution 290/2000, and thus change the situation of AES Sul Distribuidora, from creditor to debtor of the CCEE. CEMIG’s application to be a party on the defendant side was based on the fact that if AES Sul were to  be successful in this lawsuit and were found to be a creditor of CCEE, the Company will have to pay the amount applied for by AES Sul, which, adjusted for monetary updating, was approximately R$111 million on December 31, 2010. CEMIG obtained a preliminary measure to suspend collection of that amount and was admitted as a defendant in the proceeding. We have assesed the chances of loss as “possible” and that it was not likely that a present obligation existed as of the date of the financial statements.

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

Interest on Capital

Under Brazilian law we may pay interest on capital as an alternative for the distribution of funds to shareholders. Funds distributed as interest on equity qualify within the calculation of minimum dividend established in the by-laws. These amounts may be paid in cash; and the Company may treat them as an expense for purposes of the calculation of the income tax and social contribution. The total amount paid in interest on capital is limited to the result of application to the Company’s shareholders’ equity of the Long Term Interest Rate (TJLP), published by BNDES and may not exceed the greater of (i) 50% of the net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect of which the payment is made or (ii) 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made. Shareholders who are not resident in Brazil must register with the Brazilian Central Bank so that the foreign currency proceeds of their dividend payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our Preferred ADSs and the common shares underlying our Common ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real appreciated approximately 4.6% relative to the U.S. dollar in 2010. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.”

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

History of Dividend Payments

The following table sets forth the recent history of declarations of dividends and interest on capital on our common shares and preferred shares. For each year in the table, the payment of the dividends occurred during the year following declaration. For the periods indicated, the dividends paid per common share and per preferred share were the same. See “Item 3. Key Information—Selected Consolidated Financial Data.”

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2009	406,964,431	235,171,586	523,737,206	302,650,798
2010 (4)	493,480,655	313,659,604	635,507,345	403,932,718

(1)

In accordance with the accounting practices adopted in Brazil, dividends and interest on capital are accounted for as having been paid in the dividend year in which they are proposed, even if such dividends or interest on capital were formally approved by a shareholders’ meeting in the following year.

(2)	Real amounts are expressed in nominal reais.
(3)

U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the Federal Reserve Board’s rate on respective Record Dates (April 29, 2010 and April 29, 2011).

(4)

The 2010 dividends were approved at the ordinary and special general shareholders’ meetings held on April 29, 2011. The 2010 dividends will be paid in two equal installments in June 2011 and December 2011.

Significant Changes

There have been no significant changes since December 31, 2010.

Item 9.         The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the BM&FBovespa. Our Preferred ADSs, each representing one preferred share as of December 31, 2010, have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2010, there were approximately 169,630,368 Preferred

ADSs outstanding (each representing one preferred share), representing approximately44.16% of our 376,794,855 outstanding preferred shares.

The principal trading market for our common shares is the BM&FBovespa. Our Common ADSs, each representing one common share as of December 31, 2010, have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2010, there were approximately 1,113,777 Common ADSs outstanding (each representing one common share), representing less than 0.40% of our 298,269,668 outstanding common shares.

On June 6, 2011, the closing price per preferred share on the BM&FBovespa was R$30.70 and the closing price per Preferred ADS on the NYSE was US$19.74.

On June 6, 2011, the closing price per common share on the BM&FBovespa was R$24.50  and the closing price per Common ADS on the NYSE was US$ 15.39.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the BM&FBovespa and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares (1)		Common ADSs (1)		Preferred Shares(2)		Preferred ADSs (2)
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Period	High	Low	High	Low	High	Low	High	Low
2006	16.86	12.83	—	—	20.28	15.14	13.02	8.75
2007	25.93	15.95	14.50	10.38	26.14	18.39	17.49	11.53
2008	21.80	13.68	13.66	6.41	27.04	17.07	21.82	10.68
2009	22.40	14.41	12.90	6.22	29.78	20.35	17.12	10.39
2010	19.99	15.78	13.78	10.00	27.52	21.58	18.10	12.84

2009
1Q	16.54	14.41	7.41	6.22	22.74	20.35	13.01	10.39
2Q	18.00	16.34	9.47	7.35	24.76	21.56	13.98	10.71
3Q	18.66	17.11	10.86	8.61	24.58	22.08	13.43	11.29
4Q	22.40	18.09	12.90	10.66	29.78	22.99	17.12	12.95

2010
1Q	18.61	16.50	12.58	10.02	25.01	22.13	15.83	12.99
2Q	19.16	15.78	12.85	10.00	25.72	21.58	16.32	12.84
3Q	18.85	16.32	12.69	10.27	26.17	22.28	16.44	13.74
4Q	19.99	17.40	13.78	11.88	27.52	24.48	18.10	15.43

2011
1Q	22.72	18.62	15.23	11.86	29.49	24.39	18.85	15.29
2Q	24.72	22.32	16.50	14.56	31.92	28.75	20.53	18.61
January 2011	20.95	19.43	13.38	1260	28.23	25.55	17.56	15.81
February 2011	20.19	18.62	13.03	11.86	26.24	24.39	16.41	15.29
March 2011	22.72	19.88	15.23	12.98	29.49	25.99	18.85	16.27
April 2011	23.93	22.32	16.50	14.75	31.25	28.75	20.53	18.80

May 2011	24.55	22.98	15.04	14.56	31.92	29.39	19.97	18.88
June 2011 (3)	24.72	23.26	14.84	14.57	30.99	29.05	20.02	18.61

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

(3)           Through June 6, 2011.

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

In order to better control volatility, the BM&FBovespa has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended (i) for a period of 30 minutes whenever the index of this stock exchange falls more than 10% from the index registered for the previous day; (ii)  for one hour if the index of this stock exchange falls 15% or more from the index registered for the previous day, after the reopening of trading; and (iii) for a certain period of time to be defined by the BM&FBovespa, if the index of this stock exchange falls 20% or more from the index registered for the previous day, after the reopening of trading.

The BM&FBovespa is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2010, the aggregate market capitalization of the 381 companies listed on the BM&FBovespa was equivalent to approximately R$2.56 trillion and the 10 largest companies listed on the BM&FBovespa represented approximately 56.04% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may be traded on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.

Our preferred shares and common shares have daily liquidity on the BM&FBovespa and have had no suspension of trading in the past five years other than due to BM&FBovespa utilizing circuit breakers on a few occasions in 2008 with respect to the trading of all shares on the BM&FBovespa.

We have been a member of Special Corporate Governance Level 1 of the BM&FBovespa since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (“Regulamento do Nível 1 de Governança Corporativa”), which were amended on March 21, 2011 by BM&FBovespa and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligationsthat are contemplated by such regulations, we are required to:

•                  present our consolidated statements of financial position, Standardized Financial Statements- DEP, consolidated income statement, quarterly financial statements — ITR, and the Reference Form (Formulário de Referência);

•                  include, in the notes to our quaterly financial statements, a note regarding related party transactions, containing the disclosure provided in the applicable accounting rules to annual financial statements;

•                  disclose in the Reference Form, any direct or indirect ownership interest per type and class exceeding 5% of each type and class of the Company’s capital stock, to the level of individual shareholders, once the Company has been provided with such information;

•                  disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital stock;

•                  disclose, by December 10 of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year. Any changes in scheduled events must be informed to the BM&FBovespa and to the public at least 5 days in advance;

•                  hold at least one annual meeting with market analysts and any other applicable parties; and

•                  adopt mechanisms that provide for capital dispersion in any public share offerings.

In addition to the obligations listed above, as per the revised set of rules applicable to the Special Corporate Governance Level 1, the companies that already had their shares listed on such corporate level on May 10, 2011, such as CEMIG, shall also:

•                  include in its bylaws the mandatory provisions required by the BM&FBovespa by May 10, 2014;

•                  prepare, disclose and submit to the BM&FBovespa a securities trading policy and a code of conduct establishing the values and principles that guide the company by May 10, 2012;

•                  conform its corporate structure, by May 10, 2014, in order to prevent that the positions of chairman of the board of directors and chief executive officer or main executive officer of the company shall be held by the same person; and

•                  establish by May 10, 2014, that the term of office of its board of directors shall not exceed two years, with reelection being permitted.

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our Fiscal Council and any other technical or advisory body to disclose to us, the CVM and the BM&FBovespa the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions during the preceding 12 months. The information regarding the trading of such securities (amount, price and date of acquisition) must be provided to the CVM and the BM&FBovespa by the Company within 10 days of the end of the month in which they have occurred or of the month in which the managers of the Company were empowered.

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

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, dated December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the CMN, and the Central Bank, which has, among other powers, licensing authority over brokerage firms, and which regulates foreign investments and foreign exchange transactions.

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

Item 10.                    Additional Information

Memorandum and Articles of Association

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 31300040127. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on April 29, 2011 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

Object and Purpose

As described in Article 1 of our by-laws, we have four main purposes: (i) to construct  operate and explore electric power generation, transformation, transmission and distribution systems and to trade electric power and related services; (ii) to develop commercial activities in the energy field; (iii) to render consulting services to companies in Brazil and abroad related to our industry; and (iv) to perform activities directly or indirectly relating to our corporate purposes.

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

In the event of a capital increase, holders of Preferred ADSs, which represent preferred shares, and holders of Common ADSs, which represent common shares, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as the case may be, in proportion to their shareholdings but may not be able to exercise these rights because of U.S. securities law limitations. See “Item 3. Risk Factors—Risks Relating to the Preferred Shares, Preferred ADSs, Common shares and Common ADSs—You may not be able to exercise preemptive rights with respect to our securities.”

Non-controllingShareholders

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

Our Board of Directors is responsible for, among other things:

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

•                  authorizing the exercise of the right of preference under Shareholders’ agreements or to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which CEMIG participates, except in the case of Cemig Distribution and Cemig Generation and Transmission, for which the competency to decide on these matters shall be that of the shareholders meeting; and

•                  approving the declarations of vote in the shareholders meetings and the orientations for voting in the meetings of the boards of directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which CEMIG participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of the bylaws, the long-term strategic plan and the multi-year strategic implementation plan.

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

Our shareholders have the responsibility of setting the remuneration of the board members at the General Meeting of Shareholders at which the board members are elected.

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

Redemption Rights

Our common shares and preferred shares are not redeemable, except that a dissenting shareholder is entitled under Brazilian Corporate Law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

•                  to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the by-laws);

•                  to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•                  to reduce the mandatory distribution of dividends;

•                  to change our corporate purposes;

•                  to merge us with another company or consolidate us;

•                  to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company;

•                  to approve the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian Corporate Law;

•                  to approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; or

•                  in the event that the entity resulting from (a) a merger, (b) a transfer of shares as described in clause (6) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.

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

Rights of Non-controlling Shareholders

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

Non-controlling shareholders that own, individually or in the aggregate, our outstanding common shares (since at least 10% of our outstanding common shares are held by non-controlling shareholders), and also holders of our preferred shares, have the right to appoint one member of the Fiscal Council and an alternate. All shareholders have the right to attend general meetings of shareholders.

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

Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, “pass-through entities” such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar. Moreover, this summary does not describe any implications under U.S. state or local law or the federal estate tax, gift tax or Medicare tax on net investment income. U.S. shareholders should consult their own tax advisors regarding such matters.

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

Other Brazilian Taxes — Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamps, issues, registrations, or similar taxes or duties payable by holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

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

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to back up withholding. Investors who are individuals and fail to report required information could be subject to substantial penalties. A holder of ADSs that is not a U.S. holder may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of U.S. information reporting requirements and backup withholding tax. Investors should consult their own tax advisors regarding these requirements,

Dividends and Paying Agents

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

Exchange Rate Risk

At December 31, 2010, approximately 1.4% of our outstanding indebtedness, or R$191.3  million, was denominated in foreign currencies, of which approximately 87.3%, or R$166.9 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2010, we used financial instruments such as interest rate swaps to manage risk and hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the CDI rate.  See Notes 2.6 (b), 18, 25, 26 and 27 to our consolidated financial statements.

In 2011, the potential loss we would experience in the event of a hypothetical 25% and 50% depreciation of the real against the U.S. dollar and other foreign currencies would be approximately R$51 million and R$89 million, respectively related primarily due to an increase in our real-denominated interest expense. In 2011, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual cash outflow of approximately R$11.7 million and R$23.4 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financings and debentures with maturity dates in 2011. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2010:

R$ (Million)
U.S. Dollar
Financing	176
Less Contracted derivative instruments	(45)
131
Other Currencies
Financing	13
Other	2
Net liabilities exposed to exchange rate risk	146

Interest Rate Risk

At December 31, 2010, we had R$13,227 million in loans and financing outstanding, of which approximately R$12,090 million bore interest at floating rates. Of this R$12,090 million, R$12,031 million is subject to monetary restatement through the application of inflation indices established by the Federal Government, principally the IGP-M, and R$59 million is subject principally to LIBOR.

At December 31, 2010, we had liabilities, net of other assets that bore interest at floating rates in the amount of R $7,091 million. These assets consisted mainly of cash and cash equivalents and our account receivable from the State Government, bearing interest at rates tied to IGP-DI and SELIC, respectively, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2010 would result in a potential loss of R$70.91 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ (Million)
Floating rate debt:
Real-denominated	12,031
Foreign currency-denominated	59
12,090
Fixed rate debt:
Foreign currency-denominated	132

Total	12,222

Total Portfolio
Floating Rate (R$ million)
Assets:
Cash and cash equivalents	2,885
Securities — cash investments	322
Account receivable from State Government	1,837
Total	5,044

Liabilities:

Financings (Floating Rate)	(12,090)
Derivative instruments (1)	(45)
Total liabilities	(12,135)

Total	(7,091)

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

No fee, so long as prohibited by the exchange upon which the Preferred ADSs are listed. If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of Preferred ADSs pursuant to stock dividends (or other free distribution of stock) and the fees specified in (4) below shall be payable in respect of distributions of cash.

Person to whom distribution is made.
(4) Distribution of cash proceeds (i.e., upon sale of rights and other entitlements).	Up to $2.00 per 100 Preferred ADSs (or fraction thereof) held.	Person to whom distribution is made.
(5) Distribution of Preferred ADSs pursuant to exercise of rights.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Person to whom distribution is made.

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse us, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses.  These reimbursements for the year ended December 31, 2010 totaled approximately US$ 2.4 million.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

Certain of CEMIG’s loans and financing agreements contain covenants that require us to maintain financial ratios, calculated in accordance with Brazilian Corporate Law. As of December 31, 2010, we were not in compliance with the following covenants:

•                  the Debt / EBITDA ratio, contained in a credit instrument among Cemig Distribution and Santander (originally ABN Amro Bank). Such ratio is required to be less than or equal to 2.5, and, as of December 31, 2010, the ratio was 2.91, for CEMIG (as guarantor). CEMIG has obtained a waiver from Santander.

•                  the Debt/(Shareholders’ equity + Debt) ratio,  contained in credit instruments among Cemig Distribution and Banco Itaú BBA. Such ratio is required to be less than or equal to 53%, and, as of December 31, 2010, the ratio was 56.18% for Cemig Distribution and 53.54% for CEMIG (as guarantor). Cemig Distribution and CEMIG have obtained a waiver from Itaú BBA.

All the waivers obtained in 2010 affirm that the respective creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due until December 31, 2011.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.       Controls and Procedures

(a)           Evaluation of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer, or CEO, and Chief Financial and Investor Relations Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures, and concluded that on December 31, 2010, these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our filings and submissions under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

Our Executive Board, including our CEO and CFO, is responsible for establishing and maintaining effective internal controls over financial reporting.

Our internal controls over financial reporting include policies and procedures that were implemented to provide reasonable assurance as to (i) the reliability of the recording accounting and financial information; (ii) the preparation of accounting records in accordance with IFRS; (iii) the processing of payments and receipts in accordance with management authorization; and (iv) the timely detection of inappropriate acquisitions, and the disposal or allocation of material assets. We emphasize that due to their inherent limitations, the possibility exists that these actions may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may decline.

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2010, based on the criteria established in the Integrated Internal Control Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and concluded that, for the year ended December 31, 2010, our system of internal controls over financial reporting is effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2010, KPMG Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and issued an attestation report, which is included elsewhere herein.

The Ethics Committee

Our Ethics Committee was established on August 12, 2004, and is made up of three permanent members and three alternate members. It is responsible for the management, dissemination and updating of the Code of Professional Conduct.

The Committee receives and investigates all reports of violation of the ethical principles and standards of conduct, provided they are presented in a written document signed by the interested party and addressed to: CEMIG, Av. Barbacena 1200, SA/19th Floor/A1. The Committee may also be contacted by e-mail comissaodeetica@cemig.com.br.

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

(c)           Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Energética de Minas Gerais — CEMIG

We have audited the accompanying consolidated statements of financial position of Companhia Energética de Minas Gerais — CEMIG and subsidiaries (the “Company”) as of December 31, 2010, 2009 and January 1, 2009, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Companhia Energética de Minas Gerais — CEMIG and subsidiaries as of December 31, 2010, 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Auditores Independentes

Belo Horizonte, Brazil

June 29, 2011

(d)           Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies, non-U.S. issuers are permitted not to have a separate Audit Committee made up of independent members if there is a Fiscal Council established and chosen in accordance with the legal rules of its origin country, expressly requiring or allowing that such council follow certain obligations. Also in accordance with this exemption, a Fiscal Council may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian law. The financial experts of our Fiscal Council are Helton da Silva Soares and Ari Barcelos da Silva.

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

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by KPMG Auditores Independentes during the fiscal years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
	(thousands of reais)
Audit fees	1,210	1,688
Additional services:
Tax fees	238	199
Audit-Related Fees	159	—
Total fees	1,607	1,887

Audit fees—Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in 2010 and 2009 in connection with the audit of our annual financial statements prepared in accordance with the accounting practices adopted in Brazil and the United States and the review of our quarterly statutory financial statements.

Tax Fees—Tax fees are fees for professional services in relation to tax return reviews (tax compliance).

Audit-Related Fees - Audit-related fees are fees for services in connection with regulatory demands.

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

As a controlled company, CEMIG is not required to have a nominating/governance committee.

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

PART III

Item 17.       Financial Statements

Not applicable.

Item 18.       Financial Statements

Reference is made to pages F-1 through F-112 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•                  Report of KPMG Auditores Independentes for the year 2010.

•                  Audited Consolidated Statement of Financial Position as of December 31, 2010, December 31, 2009 and January 1, 2009.

•                  Audited Consolidated Income Statement and Statements of Comprehensive Income  for the years ended December 31, 2010 and 2009

•                  Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010 and 2009

•                  Audited Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009

•                  Notes to the Consolidated Financial Statements

Item 19.       Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2011

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

4.4

Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

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

4.14

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribution and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Generation and Transmission and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16

Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribution and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17

Share Purchase Agreement, dated April 23, 2009, between Cemig Generation and Transmission, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20

English Summary of Put Option Agreement between Companhia Energética de Minas Gerais — CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011.

4.22

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE - Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011.

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB – Banco de Investimento S.A.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS
GERAIS—CEMIG

By:	/s/ Djalma Bastos de Morais
Name:	Djalma Bastos de Morais
Title:	Chief Executive Officer

Date: June 29, 2011

Companhia Energética de Minas Gerais — CEMIG

Consolidated statements of financial position as of December 31, 2010 and 2009 and January 1, 2009 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2010 and 2009 and Report of Independent Registered Public Accounting Firm

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2010 AND 2009, AND JANUARY 1, 2009

ASSETS

(MILLIONS 0F R$)

	Notes	2010	2009	01/01/2009
CURRENT
Cash and cash equivalents	6	2,980	4,425	2,284
Short-term investments		322	—	—
Consumers and traders	7	2,263	2,278	2,018
Concession holders — transport of energy		401	367	433
Financial assets of the concession	12	625	222	141
Recoverable taxes	8 a	374	357	319
Income tax and social contribution recoverable	8 b	490	530	458
Dividends receivable		—	—	—
Inventories		41	35	36
Other credits		588	403	475
TOTAL CURRENT ASSETS		8,084	8,617	6,164

NON-CURRENT
Account receivable from the Minas Gerais State Government	11	1,837	1,824	1,801
Deferred income tax and social contribution	9	1,801	1,108	1,728
Recoverable taxes	8 a	140	115	98
Income tax and social contribution recoverable	8 b	83	118	174
Escrow deposits	10	1,027	693	440
Consumers and traders	7	96	161	90
Other credits		114	115	132
Financial assets of the concession	12	7,316	5,508	2,891
Other investments		24	26	37
Property, plant and equipment	14	8,229	8,303	8,039
Intangible assets	15	4,804	3,705	3,950
TOTAL NON-CURRENT ASSETS		25,471	21,676	19,380
TOTAL ASSETS		33,555	30,293	25,544
TOTAL ASSETS		33,555	30,293	25,544

The Explanatory Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2010 AND 2009, AND JANUARY 1, 2009

LIABILITIES AND SHAREHOLDERS’ EQUITY

(MILLIONS OF R$)

	Note	2010	2009	01/01/2009
CURRENT
Suppliers	16	1,121	852	892
Regulatory charges	19	384	324	489
Employee profit sharing		116	98	117
Taxes payable	17 a	403	420	420
Income tax and social contribution payable	17 b	137	127	114
Interest on capital and dividends payable		1,154	954	960
Loans and financings	18	1,574	5,878	882
Debentures	18	629	781	398
Payroll and related charges		243	353	294
Employee post-retirement benefits	20	99	94	83
Provision for losses on financial instruments		69	78	99
Other obligations		473	320	439
TOTAL CURRENT LIABILITIES		6,402	10,279	5,187

NON-CURRENT
Regulatory charges	19	142	152	20
Loans and financings	18	6,244	4,044	4,824
Debentures	18	4,780	590	1,240
Taxes payable	17 a	693	327	123
Deferred Income tax and social contribution	17 b	1,065	989	1,047
Provisions	21	371	562	722
Concessions payable		118	80	76
Employee post-retirement benefits	20	2,062	1,915	2,039
Other obligations		201	190	159
TOTAL NON-CURRENT LIABILITIES		15,676	8,849	10,250
TOTAL LIABILITIES		22,078	19,128	15,437

SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	22
Share capital		3,412	3,102	2,482
Capital reserves		3,954	3,969	3,983
Profit reserves		2,874	3,177	2,860
Accumulated other comprehensive income		1,211	1,343	1,496
Accumulated foreign currency translation adjustment		(1)	—	—
Funds allocated to increase of capital		27	27	27
Accumulated losses		—	(453)	(1,132)
		11,477	11,165	9,716
NON-CONTROLLING INTEREST		—	—	391
TOTAL SHAREHOLDERS’ EQUITY		11,477	11,165	10,107
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		33,555	30,293	25,544

The Explanatory Notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(MILLIONS OF R$, EXCEPT EARNINGS PER SHARE)

	Note	2010	2009
REVENUES	23	12,863	12,158

OPERATING COSTS	24
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	24c	(3,722)	(3,199)
Charges for the use of the basic transmission grid		(729)	(853)
Gas purchased for resale		(225)	(167)
		(4,676)	(4,219)
OPERATING COST
Personnel and management	24a	(967)	(926)
Employees’ and management’s profit shares		(313)	(239)
Materials		(126)	(106)
Raw materials and supplies for energy generation		—	(4)
Outsourced services	24b	(805)	(639)
Depreciation and amortization		(867)	(872)
Operating provisions	24d	(14)	(46)
Royalties for use of water resources		(140)	(146)
Other	24e	(189)	(79)
		(3,421)	(3,057)

CONSTRUCTION COST		(200)	(119)

TOTAL COST		(8,297)	(7,395)

GROSS PROFIT		4,566	4,763

OPERATING EXPENSES	24
Selling expenses		(283)	(184)
General and administrative expenses		(367)	(677)
Other operating expenses		(269)	(210)
		(919)	(1,071)

Operating profit before finance costs		3,647	3,692
Financial revenues	25	849	833
Financial expenses	25	(1,674)	(1,188)

Profit before income tax		2,822	3,337

Income tax and social contribution	9	(872)	(896)
Deferred income tax and social contribution	9	308	(235)
PROFIT FOR THE YEAR		2,258	2,206
Profit attributable to the Company’s shareholders		2,258	2,134
Profit attributable to the non-controlling interest		—	73

Basic earnings per preferred and common share		3.41	3.69
Diluted earnings per preferred and common share		3.41	3.69

The Explanatory Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(MILLIONS OF R$)

	2010	2009

PROFIT FOR THE YEAR	2,258	2,206

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences for foreign operations	(1)	—
Cash flow hedge instruments	2	—

COMPREHENSIVE INCOME FOR THE YEAR	2,259	2,206

Comprehensive income attributable to the Company’s shareholders	2,259	2,134
Comprehensive income attributable to the non-controlling interest	—	73

The Explanatory Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(MILLIONS OF R$)

	Share capital	Capital reserves	Profit reserves	Accumulated other comprehensive income	Accumulated foreign currency translation adjustment	Accumulated losses	Funds allocated to increase of capital	Shareholders’ equity attributable to equity holders of the Company	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2009	2,482	3,983	2,860	1,496	—	(1,132)	27	9,716	391	10,107

Profit for the year	—	—	—	—	—	2,134	—	2,134	73	2,206
Other comprehensive income:
Total comprehensive income for the year	—	—	—	—	—	2,134	—	2,134	73	2,206

Transactions with shareholders recorded directly in shareholders’ equity
Dividends (R$1.50 per share)	—	—	—	—	—	(931)	—	(931)	—	(931)
Other changes in shareholders’ equity
Split of RME: elimination of non-controlling interest	—	—	—	—	—	—	—	—	(464)	(464)
Capital increase	620	(14)	(606)	—	—	—	—	—	—	—
Acquisition of jointly-controlled subsidiaries — effect of first-time adoption of IFRS	—	—	—	—	—	247	—	247	—	247
Constitution of Reserves
Legal reserve	—	—	93	—	—	(93)	—	—	—	—
Retained earnings	—	—	830	—	—	(830)	—	—	—	—
Realization of reserves
Revaluation of property, plant and equipment	—	—	—	(152)	—	152	—	—	—	—
BALANCE AT DECEMBER 31, 2009	3,102	3,969	3,177	1,344	—	(453)	27	11,165	—	11,165

Profit for the year	—	—	—	—	—	2,258	—	2,258	—	2,258
Other comprehensive income:
Foreign currency transation differences	—	—	—	—	(1)	—	—	—	—	(1)
Cash flow hedge instruments	—	—	—	2	—	—	—	—	—	2
Total comprehensive income for the year	—	—	—	2	(1)	2,258	—	2,258	—	2,259

Transactions with shareholders recorded directly in shareholders’ equity
Ordinary Dividends (R$1.65 per share)	—	—	—	—	—	(1,129)	—	(1,129)	—	(1,129)
Extraordinary Dividends (R$1.32 per share)	—	—	(900)	—	—	—	—	(900)	—	(900)
Proposed additional dividends (R$$0.10 per share)	—	—	67	—	—	(67)	—	—	—	—
Other changes in shareholders’ equity
Capital increase	310	(15)	(295)	—	—	—	—	—	—	—
Acquisition of jointly-controlled subsidiaries — effect of first-time adoption of IFRS	—	—	—	—	—	82	—	82	—	82
Constitution of reserves
Legal reserve	—	—	113	—	—	(113)	—	—	—	—
Retained earnings	—	—	712	—	—	(712)	—	—	—	—
Realization of reserves
Revaluation of property, plant and equipment	—	—	—	(135)	—	135	—	—	—	—
BALANCE AT DECEMBER 31, 2010	3,412	3,954	2,874	1,211	(1)	—	27	11,477	—	11,477

The Explanatory Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(MILLIONS OF R$)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
PROFIT FOR THE YEAR	2,258	2,206
Expenses (revenues) not affecting cash and cash equivalents
Income tax and social contribution	(308)	235
Depreciation and amortization	896	895
Loss on disposal of property, plant and equipment and intangible assets	—	23
Interest and monetary variation	67	(149)
Operating provisions	(78)	(168)
Amortization of goodwill on acquisitions	72	34
Employee post-retirement benefits	208	243
	3,115	3,319
(Increase) / decrease in assets
Consumers and traders	(32)	(260)
Account receivable from the Minas Gerais State Government	116	127
Recoverable taxes	34	(73)
Concession holders — transport of energy	(34)	66
Escrow deposits	(400)	(245)
Other	(125)	20
	(441)	(365)
Increase (decrease) in liabilities
Suppliers	269	(40)
Taxes payable	2	544
Payroll and related charges	(110)	59
Regulatory charges	60	(165)
Accrued interest - loans, financings and debentures	286	(259)
Employee post-retirement benefits	(56)	(356)
Provision for losses on financial instruments	(9)	(20)
Other	341	(147)
	783	(384)

NET CASH FROM OPERATING ACTIVITIES	3,457	2,570

	2010	2009
CASH FLOWS FROM INVESTING ACTIVITIES
In short-term investments	(322)	—
In financial assets of the concession	(1,558)	(1,390)
In property, plant and equipment	(347)	(702)
In intangible assets	(2,298)	(1,607)
NET CASH USED IN INVESTMENT ACTIVITIES	(4,525)	(3,699)

CASH FLOWS OF FINANCING ACTIVITIES
Loans, financings and debentures obtained	6,227	5,223
Repayment of loans, financings and debentures	(4,775)	(1,016)
Interest on capital and dividends paid	(1,829)	(937)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(377)	3,270

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,445)	2,141

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	4,425	2,284
End of the year	2,980	4,425
	(1,445)	2,141
PAYMENTS MADE IN THE YEAR
Interest on loans, financings and debentures	803	688
Income tax and social contribution	502	731

NONCASH TRANSACTIONS
Financial charges transferred to property, plant and equipment	17	5

The Explanatory Notes are an integral part of these consolidated financial statements.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2010 AND 2009

(FIGURES IN MILLIONS OF R$, EXCEPT WHERE OTHERWISE INDICATED)

1. OPERATIONAL CONTEXT

•                  The Company

Companhia Energética de Minas Gerais (“CEMIG” or “the Company”) is a listed Brazilian corporation, included in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64. Its shares are traded at Corporate Governance Level 1 on the BM&FBovespa exchange (“Bovespa”) and on the Stock Exchanges of New York (“NYSE”) and Madrid (“Latibex”). It operates exclusively as a holding company, with shareholder participations in subsidiaries controlled individually or jointly controlled. The main objectives of its subsidiaries are the construction and operation of systems for generation, transformation, transmission, distribution and sales of electric energy, as well as the development of activities in the different fields of energy, for the purpose of commercial operation.

The Company is an entity domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais.

CEMIG has shareholder participations in the following subsidiaries that were in operation at December 31, 2010. .

•                  Cemig Geração e Transmissão S.A. (“Cemig GT”) (subsidiary) — listed company in Bovespa: Electric energy generation and transmission, through 48 power plants (43 hydroelectric power, 4 wind power and 1 thermoelectric power) and transmission lines, which comprise part of the Brazilian national generation and transmission grid system.

Cemig GT has shareholder participations in the following subsidiaries:

• Hidrelétrica Cachoeirão S.A. (“Cachoeirão”) (jointly controlled): Production and sale of electric energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in Minas Gerais State. The plant began operating in 2009.

• Central Eólica Praias de Parajuru S.A. (“Parajuru”) (jointly controlled): Production and sale of electric energy through the Parajuru wind farm, in the city of Beberibe, in the State of Ceará. The plant began operating in August 2009.

• Baguari Energia S.A. (“Baguari Energia”) (jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00% and Neoenergia 51.00%), located on the Doce river in Governador

Valadares, Minas Gerais State. The plant began operation of its units over the period from September 2009 to May 2010.

• Transmissora Aliança de Energia Elétrica S.A (“TAESA”) (jointly controlled) — listed company in Bovespa: Construction, operation and maintenance of electric energy transmission facilities in 11 states of Brazil. TAESA has the following subsidiaries: Empresa de Transmissão do Alto Uruguai S.A. (“ETAU”) and Brasnorte Transmissora de Energia S.A. (“Brasnorte”).

• Central Eólica Praia do Morgado S.A. (“Morgado”) (jointly controlled): Production and sale of electric energy at the Morgado wind farm in the city of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in April 2010.

• Central Eólica Volta do Rio S.A. (“Volta do Rio”) (jointly controlled): Production and sale of electric energy at the Volta do Rio Wind Farm in the city of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in September 2010.

• Hidrelétrica Pipoca S.A. (“Pipoca”) (jointly controlled): Independent production of electric energy, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), located on the Manhuaçu River, in the cities of Caratinga and Ipanema, in Minas Gerais State.  The plant began operating in October 2010.

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at development stage:

• Guanhães Energia S.A. (“Guanhães Energia”) (jointly controlled): Production and sale of electric energy through construction and commercial operation of the following Small Hydro Plants (PCHs) in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the city of Dores de Guanhães; and Fortuna II, in the city of Virginópolis. These plants are scheduled to start operation in 2012.

• Cemig Baguari Energia S.A. (“Cemig Baguari”) (subsidiary): Production and sale of electric energy as an independent power producer, in future projects.

• Madeira Energia S.A. (“Madeira”) (jointly controlled): Implementation, construction, operation and commercial operation, through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric power plant located in the Madeira river basin, in the State of Rondônia, with commercial start up scheduled for December 2011.

• Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly-controlled): Holder of a public electric energy transmission service concession, through the transmission lines in the state of Mato Grosso.  Operational start up is scheduled for April 2011.

• Lightger S.A. (“Light Ger”) (jointly controlled): Independent electric energy production through construction and commercial operation of the hydroelectric potential referred to as the Paracambi Small Hydro Plant, on the Ribeirão das Lages river in the city of Paracambi, in the State of Rio de Janeiro. The operational start up is scheduled for October 2011.

•                  Cemig Distribuição S.A. (“Cemig D”) (subsidiary) — listed company in Bovespa: Distribution of electric energy through distribution grids and lines in approximately all of Minas Gerais State.

•                  Light S.A. (“Light”) (jointly controlled) — listed company in Bovespa: Holding company that holds direct and indirect interests in other companies to operate electric energy services, including generation, transmission, trading or distribution, and other related services.  Light has the following subsidiaries and jointly-controlled subsidiaries:

• Light Serviços de Eletricidade S.A. (“Light SESA”) (subsidiary) — listed company in Bovespa: Primarily operating in electric energy distribution, operating in various municipalities of the State of Rio de Janeiro.

• Light Energia S.A. (“Light Energia”) (subsidiary): Principal activities are studying, planning, construction, and commercially operation of systems of generation, transmission, trading and related services. It has shareholder participations in Central Eólica São Judas Tadeu Ltda. and Central Eólica Fontainha Ltda.;

• Light Esco Prestação de Serviços Ltda. (“Light Esco”) (subsidiary): Principal activity is purchase, sale, importation and exportation of electric energy, and provision of consulting services in the energy sector.

• Itaocara Energia Ltda. (“Itaocara Energia”) (subsidiary): Company at development stage — principal activities are planning, construction, installation, and commercial operation of electric energy power plants.

• Lightger Ltda. (“Light Ger”) (jointly controlled): Company at development stage, formed to participate in auctions of concessions, authorizations and permissions in new power plants. On December 24, 2008, Lightger obtained the installation license authorizing the start of works to construct the Paracambi Small Hydro Plant. It is a jointly-controlled subsidiary of Light S.A (with 51%) and Cemig GT (with 49%).

• Lighthidro Ltda. (“Light Hidro”) (subsidiary): Company at development stage, formed to participate in auctions of concessions, authorizations and permissions in new power plants.

• Instituto Light para o Desenvolvimento Urbano e Social (“Instituto Light”): Participation in social and cultural projects, and interest in economic and social development of cities.

• Lightcom Comercializadora de Energia S.A. (“Lightcom”) (subsidiary): Purchase, sale, importation and exportation of electric energy, and general consultancy, in the Free and Regulated Markets for electric energy.

• Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (joint controlled): Providing technological solutions and systems for operational management of public service concessions, including electric energy, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and CEMIG (49%).

•                  Sá Carvalho S.A. (“Sá Carvalho”) (subsidiary): Production and sale of electric energy, as an electric energy public service concession holder, through the Sá Carvalho hydroelectric power plant.

•                  Usina Térmica Ipatinga S.A. (“Ipatinga”) (subsidiary): Production and sale, as an independent power producer, of thermoelectric energy, through the Ipatinga thermoelectric powerplant, located on the facilities of Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS.

•                  Companhia de Gás de Minas Gerais — GASMIG (“GASMIG”) (jointly controlled): Acquisition, transport and distribution of natural gas and related products, through a concession for distribution of gas in Minas Gerais State.

•                  Cemig Telecomunicações S.A. (“Cemig Telecom”) (subsidiary): Rendering telecommunications services and developing activities related thereto, through an integrated system consisting of optical fiber cables, coaxial cables, and electronic and associated equipment (multi-service network). It holds 49% of Ativas Data Center (“Ativas”) (joint controlled), the principal activity of which is rendering services to supply IT and communications infrastructure, comprising hosting and related services for medium-sized and large corporations.

•                  Efficientia S.A. (“Efficientia”) (subsidiary): Rendering energy efficiency and optimization services and energy solutions through studies and execution of projects, as well as rendering services of operation and maintenance in energy supply facilities.

•                  Horizontes Energia S.A. (“Horizontes”) (subsidiary): Production and sale of electric energy, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the Minas Gerais State, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina.

•                  Central Termelétrica de Cogeração S.A. (“Cogeração”) (subsidiary): Production and sale of thermoelectric energy produced as an independent producer in future projects.

•                  Rosal Energia S.A. (“Rosal”) (subsidiary): Production and sale of electric energy, as an electric energy public service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•                  Central Hidrelétrica Pai Joaquim S.A. (“Pai Joaquim”) (subsidiary): Production and sale of electric energy as an independent power producer in future projects.

•                  Cemig PCH S.A. (“PCH”) (subsidiary): Production and sale of electric energy as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•                  Cemig Capim Branco Energia S.A. (“Capim Branco”) (subsidiary): Production and sale of electric energy as an independent power producer, through the Amador Aguiar I and II hydroelectric power plants, built through a consortium with private sector partners.

•                  Usina Termelétrica Barreiro S.A. (“Barreiro”) (subsidiary): Production and sale of electric energy, as an independent thermoelectric power producer, through the construction and operation of the UTE Barreiro thermoelectric power plant, located on the facilities of V&M do Brasil S.A., in Minas Gerais State.

•                  Cemig Trading S.A. (“Cemig Trading”) (subsidiary): Sale and brokerage of electric energy.

•                  Companhia Transleste de Transmissão (“Transleste”) (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros and the substation of the Irapé hydroelectric power plant.

•                 Companhia Transudeste de Transmissão (“Transudeste”) (jointly controlled): Construction, operation and maintenance of the Itutinga—Juiz de Fora transmission line.

•                  Companhia Transirapé de Transmissão (“Transirapé”) (jointly controlled): Construction, operation and maintenance of the  Irapé—Araçuaí transmission line.

•                  Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) (jointly controlled): Holder of an electric energy public service concession for a transmission line in the State of Pará. ETEP has formed the subsidiary Empresa Santos Dumont de Energia S.A. (“ESDE”).

•                  Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled): Holder of an electric energy public service concession for transmission through two transmission lines in the States of Pará and Maranhão.

•                  Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled): Holder of an electric energy public service concession for a transmission line in the State of Pará.

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled): Holder of an electric energy public service concession for  the transmission lines between the it substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. EATE has interests in the following transmission companies: Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly controlled); Sistema de Transmissão Catarinense S.A. (“STC”) (subsidiary) and Lumitrans Companhia Transmissora de Energia Elétrica S.A. (“Lumitrans”) (subsidiary).

•                  Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled): Holder of an electric energy public service concession for a transmission lines in the State of Santa Catarina.

•                  Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled): Providing technological solutions and systems for operational management of public service concessions, including electric energy, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and Cemig (49%).

•                  Transchile Charrúa Transmisión S.A. — (“Transchile”) (jointly controlled): Implementation, operation and maintenance of the Charrúa—Nueva Temuco  transmission line and two transmission line sections at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line began operating in January 2010;

•                  Companhia de Transmissão Centroeste de Minas (“Centroeste”) (jointly controlled): Construction, operation and maintenance of the Furnas—Pimenta transmission line. The transmission line began operating in April 2010.

CEMIG also has shareholder participations in the companies listed below, which as of December 31, 2010 were at development stage:

•                  Cemig Serviços S.A. (“Cemig Serviços”) (subsidiary): Rendering services related to planning, construction, operation and maintenance of electric energy generation, transmission and distribution systems, and rendering administrative, commercial and engineering services in the different fields of energy.

•                  Parati S.A Participações em Ativos de Energia Elétrica (“Parati”) (jointly controlled): holding company to holds interests in other Brazilian or foreign companies to operate  in any activity.

The joint control investments were made by CEMIG and its subsidiaries through shareholders’ agreements with the other shareholders of the investee companies.

(b) The Electric Energy Sector in Brazil:

Brazil’s electric energy sector is regulated by the Federal Government through the Mining and Energy Ministry (“MME”), which has exclusive authority over the sector.  The regulatory policy for the sector is implemented by the Brazilian National Electric Energy Agency (“ANEEL”).

Retail supply of electric energy by the Company takes place in accordance with the clauses in the long-term electric energy sales concession agreements.

Under these agreements, the Company is authorized to charge its consumers a rate for electric energy supply that consists of two components: 1) a portion relating to the costs of generation, transmission and distribution that are non-manageable (“Parcel A Costs”); and (2) a portion of operational costs (“Parcel B Costs”). Both components are established as part of the original concession for given initial periods.   Subsequently to the initial periods, and at regular intervals, ANEEL has the authority to review the Company’s costs to determine inflation adjustments (or other similar adjustment factors), if any, applicable to the Parcel B Costs (the “Scalar Adjustment”) for the subsequent period. This review may result in a positive, null or negative scalar adjustment.

In addition to the adjustments relating to the Parcel A and Parcel B Costs mentioned above, the electric energy supply concessions have an annual tariff adjustment based on several factors, including inflation. Following regulatory changes made in December 2001, the Company may now apply for tariff adjustments arising from significant events that disrupt the economic-financial equilibrium of its business.  Other normal or recurring events (such as increases in electricity purchased, taxes on revenue or even local inflation) may also be absorbed through specific tariff increases. When the Company requests a tariff adjustment, it is necessary to prove the financial impact resulting from these events in its operations.  See Notes 31 and 32.

2. BASIS OF PREPARATION

2.1. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 - First time adoption of International Financial Reporting Standards has been applied.

The impacts arising from the adoption of IFRS compared with the primary GAAP (Brazilian GAAP) are described in more detail in item 2.7 of this Note. An additional disclosure is presented in item 2.8 of this Note containing the impacts arising from the adoption of IFRS compared with the US GAAP.

On March 16, 2011, the Company’s Executive Board authorized for issuance of the Financial Statements for the year ended December 31, 2010, and consequent submission to the Board of Directors.

2.2. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•                  Derivative financial instruments are measured at fair value;

•                  Financial assets at fair value through profit or loss are measured at fair value;

•                  Available-for-sale financial assets are measured at fair value.

2.3.  Functional and presentation currency

These consolidated financial statements are presented in Reais, which is the Company’s functional currency. All financial information presented is in millions of Reais, except where otherwise indicated.

2.4. Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Information about critical judgments relating to the accounting policies adopted that present effects on the amounts recognized in the consolidated financial statements are included in Note 2.9.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

The Company believes that the following accounting policies reflect management´s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

•                  Note 7 — Allowance for doubtful accounts;

•                  Note 9 — Deferred income tax and social contribution;

•                  Note 11 — Account receivable from the Minas Gerais State Government;

•                  Note 14 — Depreciation;

•                  Note 15 — Amortization;

•                  Note 20 — Employee post-retirement benefits;

•                  Note 21 — Provisions;

•                  Note 23 — Unbilled electric energy supplied.

2.5. Exemptions

IFRS 1 allows first-time adopters certain exemptions from the general requirements contained in IFRSs. The Company opted to apply the following exemptions to the retrospective application of IFRS:

•                  IFRIC 12 — Service Concession Arrangements: The Company considered it impractical to apply the IFRIC 12 retrospectively due to the volume and maturity of its distribution assets in Cemig D and Light SESA and its transmission assets in Cemig GT, which are referred to herein as “older concessions.” As a result, it used the accounting balances for these assets on the transition date.

•                 IAS 16 — Property, Plant and Equipment: The standard encourages the establishment, in the first-time adoption of IFRS, of a fair value for those relevant assets or groups of assets in operation and which have book value substantially less than or more than their fair value. The Company made a valuation adjustment to fair value for its older generation assets belonging to Cemig GT, Rosal, Sá Carvalho, Light and Cemig PCH, recorded to accumulated other comprehensive income. For its other generation assets, the Company believes that the cost shall be carried at its historical cost less any accumulated depreciation and any accumulated impairment losses.

•                  IFRS 3 — Business Combinations: The Company did not apply IFRS 3 Business Combinations on a retrospective basis for business combinations that took place on dates prior to the transition date.

2.6. Explanation of transition to IFRS

As stated in Note 2.1, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 2.9 have been applied in preparing the financial statements for the year ended December 31, 2010, the comparative information presented in these financial statements for the year ended December 31, 2009 and in the preparation of an opening IFRS statement of financial position at January 1, 2009 (the Company’s date of transition).

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Brazilian GAAP (primary GAAP). An explanation of how the transition from primary GAAP to IFRSs has affected the Company’s financial position and financial performance is set out in the following Note.

2.7. Main impacts and alterations in the consolidated financial statements as a result of the adoption of IFRS

The main effects on the Company’s consolidated financial statements as a result of the adoption in 2010 of the IFRS rules are described below:

a) IFRIC 12 — Service Concession Arrangements

This Interpretation specifies the following conditions that must all be complied with for public concessions to be included in its scope:

•                  the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price;

•                  the grantor controls-through ownership, beneficial entitlement or otherwise-any significant residual interest in the infrastructure at the end of the term of the arrangement.

When analyzing the Company’s concession arrangements, we concluded that the above conditions apply to the Company’s arrangements for distribution, transmission of electric energy and wind power generation and do not apply to the contracts for hydroelectric and thermoelectric power generation.

According to this Interpretation, when an operator is remunerated by the users of public service, arising from the obtaining of the right to charge them a given price and for a period agreed with the grantor, the amount expended by the operator in the acquisition of this right is recognized as an intangible asset.

On the other hand, when the grantor is responsible for the remuneration of the investments made by the operator, and the agreement establishes that there is an unconditional right to receive cash or other financial asset, whether or not the infrastructure (demand) is actually used over the period of the concession, a financial asset must be recognized.

Considering the characteristics of the Company’s distribution concessions, the separated (bifurcated) model was used in the initial adoption, with the division of the infrastructure of the concession between intangible assets and financial assets.

Application in the activity of electric energy and gas distribution:

In the activity of distribution the cost of the infrastructure received or built is recovered through two cash flows: (a) part through consumption of electric energy and gas by consumers (issuance of monthly invoices for measured quantities of electric energy and gas consumed/sold) during the concession period; and (b) part as indemnity for the assets that are returnable at the end of the term of the arrangement, to be received directly from the grantor or from whom it delegates that task.

The Company has reported the value of the assets, previously  recorded as property, plant and equipment, which will not be fully depreciated by the end of the term of the agreement, as a financial asset due to the unconditional right to receive cash or other financial asset directly from the grantor. The difference between the amount previously recorded in fixed assets and the financial asset registered was transferred to intangible assets.

In Cemig D, in spite of the existence of a renewal clause in the Company’s current concession agreements for an additional 20 years, the maturity date of the current agreement in February 2016 was used for the purposes of the separation of the assets, in compliance with IAS 38 — Intangible Assets. For the jointly-controlled Light, the year 2026 was used as the maturity date of the agreement.

The intangible assets will be amortized over the useful life of the assets, up to the date of expiry of the concession, using as a basis the estimate prepared by ANEEL.

As defined in the Interpretation, considering that the distribution companies are primarily responsible for the construction and installation, the revenue and expense of construction related to these services need to be recognized. In view of the Brazilian regulatory model, in which the distribution companies have their remuneration based on operation and maintenance of the assets, and the construction of new facilities is essentially outsourced, the Company has the view that the profit margin of this construction activity is immaterial, the reason for which it considers it as null for the purposes of preparation of the financial statements.

For the contributions by the consumer, which are recorded in a contra—asset account, the following procedures were adopted:

•                  the initial balance of “special obligations” recorded on the Company’s date of transition is to be amortized up to the end of the agreement, and any estimated remaining balance is classified as a financial asset, in a contra-asset account;

•                  the portion of the initial balance that must be amortized between the Company’s date of transition and the end of the agreement must be classified as intangible assets, in a contra-asset account.

As a result of the criterion used in the separation of the assets between financial assets and intangible assets based on the carrying amounts stated at that time in fixed assets, the alteration referred to did not change the Company’s shareholders’ equity as of January 1, 2009.

Application in activity of transmission:

In the activity of transmission, the cost of the infrastructure received or built is recovered through two cash flows: (a) part, to be received directly from the users delegated by the grantor (generators, distributors, free consumers, exporters and importers), through the monthly invoicing of the Permitted Annual Revenue (RAP) during the period of the agreement; and (b) part as indemnity (for the cases where the contractual right exists) for the assets that are returnable at the end of the agreement, to be received directly from the grantor or from whom it delegates that task.

In view of the fact that there is no demand risk in the transmission activity, considering the revenue arises only from making the network available, and that for the infrastructure not used up by the end of the agreement there is an unconditional right to receive cash or other financial asset directly from the grantor, the infrastructure that is used in the concession was totally recorded as a financial asset.

The criteria of application of IFRIC 12 in the transmission activity for the older concessions, in relation to the assets of Cemig GT, and for newer transmission concessions, relating to the assets of the other jointly-controlled companies, are as follows:

Newer transmission concessions:

For newer transmission concessions, the calculations were made retrospectively to the beginning of the period of validity of the concession agreement and the costs related to the construction of the infrastructure were recorded in the income statement at the time of their incurred and the construction revenue was recorded at fair value, which includes profit margin for some contracts.

It should be highlighted that the recognition of the costs of infrastructure in the income statement took place only for the assets that will be used during the concession. The portion of the assets that will not be used during the concession was recorded as a financial asset, due to the unconditional right to receive cash or another financial asset directly from the grantor at the end of the period of the agreement.

Also for the newer concessions, during the period of construction, the transmission revenue to be received during the whole of the period of the concession was recorded in assets at fair value.

After the first-time adoption, the financial assets of the newer concession began to generate a financial revenue through the monetary updating recorded on an effective rate of return basis.

The impacts on shareholders’ equity resulting from the adoption of IFRIC 12 for the newer transmission concessions are demonstrated in this Note.

Older transmission concessions:

For the older transmission concessions, the Company considers that regarding the volume and age of its assets there is no conditions for a retrospective application of IFRIC 12. Hence, the book values of the assets were used in the adoption.

The assets, previously recorded in property, plant and equipment, were allocated as a financial asset. No impact occurred to shareholders’ equity of January 1, 2009 for the older transmission concessions since the book values originally recorded were used in the adoption.

Application to the wind power generation activity:

IFRIC 12 is applicable to the wind power generation activity as a function of the infrastructure to be used during the concession, so the assets are, for the most part, fully depreciated during the period of the concession. Additionally, the electric energy sale price is set in accordance with the PROINFA Program (Program to Encourage Alternative Electricity Sources), which means that the sale of electric energy from the wind power plant is not carried out in a free market.

Thus the balance of the asset, previously recorded in property, plant and equipment, has been transferred to intangible assets.

The calculations were made retrospectively to the beginning of the concession agreement; the costs related to the construction of the infrastructure were recorded in the income statement when incurred as construction revenue at fair value, which included the taxes applicable to the revenue and a profit margin.

b) IAS 16 — Property, Plant and Equipment

CEMIG performed a revaluation of its older generation assets, recorded in its subsidiaries  and jointly-controlled companies Cemig GT, Sá Carvalho, Rosal, Horizontes, Light and Cemig PCH, and contracted a specialized company to evaluate its generation assets and calculate the fair value by the replacement cost. The useful live of the assets was not modified since the Commany adopted those estimated and set by ANEEL.

The newer generation assets valuation resulted in an increase in the value of those assets, which was recorded to the shareholders’ equity in an account called “Accumulated other comprehensive income,” in the amount of R$1,496, net of tax effects on January 1,2009.

c) IFRIC 12 — Service Concession Arrangements — compensation for the concession operation

In obtaining construction concessions for some of the power generation projects, the Company undertook to make payments to the grantor, over the period of validity of the agreement, as compensation for the concession operation.

The concessions to be paid to the grantor require monthly installments with varying values during the period of the concession. For the purposes of accounting and recognition of costs, the Company recognized the expenses incurred in the linear model, based on the updated nominal value.

However, starting from the January 1, 2009, the Company has changed, on a retrospective basis, the accounting practice for recording of these onerous grants, understanding they represent an intangible asset related to the right of concession operation, and at the signature of the agreements, the Company recorded both an intangible asset at and a respective obligation at the present value of the payment obligation.

Intangible assets are amortized as from the start of operation of the plant, and the obligation recorded at present value in liabilities is also updated monthly based on the financial assumptions that were used for the initial recording of that obligation.

d) IAS 23  — Borrowing Costs

The Company reassessed the criteria for capitalization of borrowing costs that are attributable to the acquisition, construction or production of a qualifying asset, and a weighted average rate was established for the capitalization of borrowing costs that are outstanding during the period and are not directly attributable to a qualifying asset.

This procedure resulted in transfer of expenses to property, plant and equipment in larger amounts than those calculated in accordance with the previous accounting practice, where only the borrowing costs that were directly attributable to qualifying assets were transferred, and the costs of the other loans and financings were entirely recorded in the income statement.

e)              IAS 16 — Property, Plant and Equipment

Up to 2009, the legislation on the electricity sector allowed that up to 8% of direct expenses on personnel and outsourced services could be capitalized monthly to the property, plant and equipment, in proportion to the investments carried out, applying an allocation criterion.

This procedure is not in accordance with the IFRS, and the Company carried out a reversal of those amounts that had been included in the cost of its assets in 2009, in the amount of R$29,792.

f) IAS 19 — Employee Benefits

Since 2000, the Company has recorded the costs, the contributions and the actuarial obligation related to the plans that provide retirement pension benefit and other post-employment benefits.

Although IAS 19 does not contain significant differences in the actuarial calculation of post-employment obligations in comparison to the previous criteria, it is required that the accumulated actuarial losses of previous periods not yet recognized (which were previously disclosed only in an explanatory note) must be recorded in the opening balance of January 1, 2009.

Thus, the Company has recorded an additional obligation in the amount of R$642,574, with a counterpart in shareholders’ equity, for the actuarial losses not yet recognized at January 1, 2009.

Additionally, and exclusively for post-employment obligations for retirement pension benefit, considering that the Company has a debt agreed with the Pension Fund for amortization of actuarial obligations and that this debt is greater than the obligation defined by the actuary under IAS 19, an additional posting was made in liabilities for the recognized obligation reflects the obligation to the Pension Fund, in the amount of R$24,148. For more details, please see Note 20.

Thus, in view of the fact that for the post-employment obligations on retirement plans the amount recorded in liabilities corresponds to the debt, the monetary updating and the interest applying to this debt are recorded in financial expenses. For the other post-employment obligations on the Health Plan, the Dental Plan and Life Insurance, the expenses are recorded as operational.

g) IASB Framework — Regulatory Assets

The decision on whether regulatory assets and liabilities are within the conceptual framework for financial reporting has been discussed by the IASB since 2005.

As a result of these discussions, an exposure draft on the procedures to be adopted for recording regulatory assets and liabilities in regulated companies was issued by the IASB in 2009 for analysis and receipt of contributions. In 2010, the IASB decided to postpone the conclusion of the project until the last quarter of 2011.

Thus, for 2010, there is no specific rule in effect that permits the recognition of these regulatory assets and liabilities.

h)             IAS 12 — Income Taxes

Arising from the adjustments previously mentioned in this Note related to the first-time adoption of IFRS, the Company recorded the taxes applicable to these adjustments, as demonstrated below in the reconciliation of the consolidated statement of financial position and consolidated income statement.

Reconciliation of the Consolidated Statement of Financial Position

The reconciliation of the Consolidated Statements of Financial Position as of 01/01/2009 and 12/31/2009 for the adjustments made as a result of the first-time adoption of the IFRS is as shown in the table below:

ASSETS	Item	01/01/2009 BR GAAP	Adjustments	01/01/2009 IFRS
CURRENT
Cash and cash equivalents		2,284	—	2,284
Consumers and traders	H	2,042	(24)	2,018
Extraordinary rate adjustment and “Parcel A”	H	329	(329)	—
Concession holders — transport of energy	H	463	(30)	433
Financial assets of the concession	A	—	141	141
Recoverable taxes		319	—	319
Income tax and social contribution recoverable		525	(68)	458
Additional Parcel A costs (CVA)	H	779	(779)	—
Traders — Energy transactions on CCEE	H	15	(15)	—
Deferred income tax and social contribution	H	189	(189)	—
Regulatory asset — PIS, PASEP and COFINS taxes	H	46	(46)	—
Deferred rate adjustment	H	133	(133)	—
Inventories		36	—	36
Other credits		517	(42)	475
TOTAL CURRENT		7,678	(1,514)	6,163

NON-CURRENT
Accounts receivable from the Minas Gerais State Government		1,801	—	1,801
Extraordinary rate adjustment and “Parcel A”	H	219	(219)	—
Additional Parcel A costs (CVA)	H	297	(297)	—
Deferred income tax and social contribution	E C F	748	980	1,728
Traders — Energy transactions on CCEE	H	4	(4)	—
Recoverable taxes	H	98	—	98
Income tax and social contribution recoverable		174	—	174
Escrow deposits		382	58	440
Consumers and traders		91	—	91
Other credits	H	143	(11)	132
Financial assets of the concession	A	—	2,891	2,891
Other investments		37	—	37
Property, plant and equipment	E D A B	12,056	(4,017)	8,039
Intangible assets	D A C	615	3,335	3,950
TOTAL NON-CURRENT		16,664	2,717	19,381
TOTAL ASSETS		24,341	1,202	25,544

LIABILITIES	Item	01/01/2009 BR GAAP	Adjustments	01/01/2009 IFRS
CURRENT
Suppliers		892	—	892
Regulatory charges		489	—	489
Employee profit sharing		117	—	117
Taxes payable	A	435	(16)	420
Income tax and social contribution payable	A	192	(78)	114
Interest on capital and dividends payable		960	—	960
Loans and financings		882	—	882
Debentures		398	—	398
Payroll and related charges		294	—	294
Regulatory liabilities (CVA)	H	488	(488)	—
Employee post-retirement benefits		83	—	83
Provision for losses on financial instruments		99	—	99
Other obligations	H	479	(40)	439
TOTAL CURRENT		5,808	(622)	5,186

NON-CURRENT
Regulatory charges		21	—	21
Regulatory liabilities (CVA)	H	157	(157)	—
Loans and financings		4,824	—	4,824
Debentures		1,240	—	1,240
Taxes payable	A B C	123	—	123
Income tax and social contribution		249	798	1,047
Provisions	H	662	60	722
Concessions payable	C	—	76	76
Employee post-retirement benefits	F	1,397	643	2,039
Other obligations	H	167	(7)	159
TOTAL NON-CURRENT		8,839	1,412	10,251

TOTAL LIABILITIES		14,647	790	15,437

SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital		2,482	—	2,482
Capital reserves	B	3,983	—	3,983
Profit reserves	A C D F H	2,860	—	2,860
Accumulated other comprehensive income		—	1,496	1,496
Funds allocated to increase of capital		27	—	27
Accumulated losses		—	(1,132)	(1,132)
		9,352	364	9,716
NON-CONTROLLING INTEREST		343	48	391
TOTAL SHAREHOLDERS’ EQUITY		9,694	412	10,107
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		24,341	1,202	25,544

ASSETS	Item	12/31/2009 BR GAAP	Adjustments	12/31/2009 IFRS
CURRENT
Cash and cash equivalents		4,425	—	4,425
Consumers and traders	H	2,107	171	2,278
Extraordinary rate adjustment and “Parcel A”	H	227	(227)	—
Concession holders — transport of energy	H	396	(29)	367
Financial assets of the concession	A	—	222	222
Recoverable taxes		344	13	357
Income tax and social contribution recoverable		550	(20)	530
Additional Parcel A costs (CVA)	H	754	(754)	—
Traders — Energy transactions on CCEE	H	46	(46)	—
Deferred income tax and social contribution	H	142	(142)	—
Transmission tariff review	H	83	(83)	—
Inventories		35	—	35
Other credits		334	68	403
TOTAL CURRENT		9,444	(827)	8,617

NON-CURRENT
Accounts receivable from the Minas Gerais State Government		1,824	—	1,824
Additional Parcel A costs (CVA)	H	200	(200)	—
Deferred income tax and social contribution	E C F	572	536	1,108
Recoverable taxes	H	115	—	115
Income tax and social contribution recoverable		113	5	118
Escrow deposits		628	66	693
Consumers and traders		161	—	161
Regulatory asset — PIS, PASEP and COFINS taxes	H	46	(46)	—
Transmission tariff review	H	36	(36)	—
Other credits	H	127	(12)	115
Financial assets of the concession	A	—	5,508	5,508
Other investments		26	—	26
Property, plant and equipment	E D A B	13,863	(5,560)	8,303
Intangible assets	D A C	1,712	1,994	3,705
TOTAL NON-CURRENT		19,422	2,255	21,677
TOTAL ASSETS		28,866	1,427	30,294

LIABILITIES	Item	12/31/2009 BR GAAP	Adjustments	12/31/2009 IFRS
CURRENT
Suppliers		852	—	852
Regulatory charges		324	—	324
Employee profit sharing		98	—	98
Taxes payable	A	429	(10)	419
Income tax and social contribution payable	A	187	(60)	127
Interest on capital and dividends payable		954	—	954
Loans and financings		4,244	1,634	5,878
Debentures		36	745	781
Payroll and related charges		353	—	353
Regulatory liabilities (CVA)	H	656	(656)	—
Employee post-retirement benefits		94	—	94
Provision for losses on financial instruments		78	—	78
Other obligations		415	(95)	320
TOTAL CURRENT		8,722	1,558	10,280

NON-CURRENT
Regulatory charges		152	—	152
Regulatory liabilities (CVA)	H	228	(228)	—
Loans and financings		5,679	(1,634)	4,044
Debentures		1,335	(745)	590
Taxes payable	A B C	341	(14)	327
Income tax and social contribution payable	A B C	262	727	989
Provisions	H	495	67	562
Concessions payable	C	—	80	80
Employee post-retirement benefits	F	1,179	736	1,915
Other obligations	H	199	(9)	190
TOTAL NON-CURRENT		9,869	(1,021)	8,849

TOTAL LIABILITIES		18,591	537	19,128

SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital		3,102	—	3,102
Capital reserves	B	3,969	—	3,969
Profit reserves	A C D F H	3,177	—	3,177
Accumulated other comprehensive income		—	1,343	1,343
Funds allocated to increase of capital		27	—	27
Accumulated losses		—	(453)	(453)
		10,276	890	11,166
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		28,866	1,427	30,294

Consolidated Income Statement:

The reconciliation of the Consolidated Income Statement for the adjustments made in the opening balance sheet and for the year ended December 31, 2009 is as follows:

	Item	2009 BR GAAP	Adjustments	2009 IFRS
REVENUES	H A	11,705	453	12,158

OPERATING COSTS
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	H	(3,706)	507	(3,199)
Charges for the use of the basic transmission grid	H	(831)	(22)	(853)
Gas purchased for resale	A	(167)	—	(167)
		(4,704)	485	(4,219)
OPERATING COST
Personnel and management	E	(905)	(21)	(926)
Employees’ and management’ profit shares		—	(239)	(239)
Post-employment obligations	F	(91)	91	—
Materials	E	(100)	(6)	(106)
Raw materials and supplies for energy generation		(4)	—	(4)
Outsourced services	H E	(642)	3	(639)
Depreciation and amortization	E A B C	(712)	(159)	(872)
Operating provisions	H	(27)	(18)	(46)
Royalties for use of water resources		(146)	—	(146)
Other	H E A B C	(98)	18	(80)
		(2,726)	(332)	(3,058)

CONSTRUCTION COST		—	(119)	(119)

TOTAL COST		(7,430)	35	(7,396)

GROSS PROFIT		4,275	488	4,763

OPERATING EXPENSES
Selling expenses		(184)	—	(184)
General and administrative expenses		(677)	—	(677)
Other operating expenses		(111)	(99)	(210)
		(972)	(99)	(1,071)

Operating profit before finance costs		3,303	389	3,692
Financial revenues	C D	883	(50)	833
Financial expenses		(1,103)	(85)	(1,188)

Profit before income tax		3,083	254	3,337

Income tax and social contribution		(896)	—	(896)
Deferred income tax and social contribution	H F D B A E	(15)	(220)	(235)
Employees’ and management’ profit sharing		(239)	239	—

PROFIT FOR THE YEAR		1,934	272	2,206
Profit attributable to the Company’s shareholders		1,861	272	2,134
Profit attributable to non-controlling interest		73	—	73

2.8. Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP

We present below the reconciliations between the U.S. GAAP balances presented in the consolidated financial statements included in the December 31, 2009 Form 20-F filed with the SEC as at January 1, 2009 (equivalent to information of December 31, 2008 disclosed) and December 31, 2009 and for the years then ended and the balances as adjusted to IFRS.

a) Regulatory assets and liabilities

According to U.S. GAAP, the Company´s distribution business is subject to the provisions as set forth in FASB ASC Topic 980 — Regulated Operations (FASB Statement No.  71 - Accounting for the Effects of Certain Types of Regulation”). The rate-setting structure in Brazil is designed to provide for recovery of the Company’s allowable costs. Therefore, the Company capitalizes incurred allowable costs as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate.

For IFRS purposes, the decision on whether regulatory assets and liabilities are within the conceptual framework of the IFRS has been discussed by the IASB since 2005. However, for 2010 financial reporting purposes, there is no specific rule in effect that permits the recognition of these regulatory assets and liabilities.

b) Concession Contracts

According to the IFRS Interpretation IFRIC 12, when an operator is remunerated by the users of public service, arising from the obtaining of the right to charge them a given price and for a period agreed with the grantor, the amount expended by the operator in the acquisition of this right is recognized in the intangible assets.

On the other hand, when the remuneration of the investments made by the operator is the responsibility of the grantor, and the agreement establishes that there is an unconditional right to receive cash or other financial asset, whether or not the infrastructure (demand) is actually used over the period of the concession, a financial asset must be recognized.

Considering the characteristics of the Company’s distribution concessions, a separated (bifurcated) model was used in the initial adoption, with the division of the infrastructure of the concession between intangible assets and financial assets.

The mentioned Interpretation applies to the Company’s arrangements for distribution, transmission of electric energy and wind power generation and do not apply to the contracts for hydroelectric and thermoelectric power generation.

For the distribution and some transmission concessions, the Company considers that regarding the volume and age of its assets there is no conditions for a retrospective application of IFRIC 12. Hence, the book values of the assets, according to the BR GAAP, were used in the IFRS first-time adoption.

CEMIG performed a revaluation of its older generation assets, recorded in its subsidiaries and jointly-controlled companies Cemig GT, Sá Carvalho, Rosal, Horizontes, Light and Cemig PCH, and contracted a specialized company to evaluate its generation assets and calculate the fair value by the replacement cost. The useful live of the assets was not modified since the Company adopted those estimated and set by ANEEL.

Conversely, according to US GAAP, the rights and assets related to the concession contracts are recorded as property, plant and equipment or intangible assets by their nature and are depreciated or amortized using the straight-line method, at annual rates based on the estimated useful life of assets, in accordance with ANEEL regulations and industry practice adopted in Brazil. The residual value at the end of the concession period that will be at least the book value of the property, plant and equipment, is equal to the amount to be reimbursed by the Brazilian government at that time. Additionally, no revaluation has been performed in the performed to its property, plant and equipment.

c) Post-employment obligations

Although there are no significant differences in the actuarial calculation of post-employment obligations for IFRS compared to US GAAP, it is required that the accumulated actuarial losses of previous periods not yet recognized must be recorded at the first-time adoption of the IFRS, in the opening balance of January 1, 2009.

d) Principles of consolidation

According to US GAAP, the consolidated financial statements include the accounts of CEMIG and its subsidiaries, except jointly controlled subsidiaries which are reported under the equity method. In accordance with FASB ASC Section 810-10-25 - Variable Interest Entities - (FASB Statement No. 46(R), Consolidation of Variable Interest Entities).

For IFRS purposes, the financial statements of its subsidiaries and jointly-controlled subsidiaries are included in the consolidated financial statements as from the date on which the control, or shared control, begins until the date on which the control or shared control ceases to exist. The assets, liabilities and results of the jointly-controlled subsidiaries have been consolidated based on the proportional consolidation method.

Reconciliations

a) The reconciliation of the shareholders’ equity for the adjustments made as a result of the first-time adoption of IFRS is as shown in the table below:

	As of December 31, 2009	As of the transition date – January 1, 2009
Shareholders’ equity as originally presented under US GAAP	10,423	9,333
Concession assets	1,152	961
Post-employment obligations	(327)	(17)
Regulatory assets and liabilities	(234)	(586)
Shareholders’ equity attributable to the non-controlling interest	—	391
Others	152	24
Shareholders’ equity as presented under IFRS	11,166	10,106

b) The reconciliation of comprehensive income for the adjustments made as a result of the adoption of IFRS is as shown in the table below:

For the year ended December 31, 2009
Comprehensive income as originally presented under U.S. GAAP	2,021
Concession assets	(68)
Post-employment obligations	(311)
Regulatory assets and liabilities	352
Settlement of a legal action — industrial consumer	117
Net income attributable to the non-controlling interest	72
Others	23
Comprehensive income as presented under IFRS	2,206

2.9. Significant accounting policies

The accounting policies described below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2009 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by the entities of the group.

a)              Financial instruments

Non-derivative financial assets — The Company initially recognizes loans and receivables and deposits on the date that they are originated. All the other financial assets (including assets designated at fair value through the income statement) are recognized initially on the trade date, which is the date that the Company becomes one of the parties to the contractual provisions of the instrument.

The Company derecognizes a non-derivative financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as an individual asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

Financial instruments at fair value through profit or loss — A financial asset is classified as a financial instrument at fair value through the profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in the income statement when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in the income statement for the period.

The Company holds the following types of financial instruments at fair value through profit or loss:  short-term investments and balances of Treasury Financial Notes (LFTs), and National Treasury Notes (LTNs), included in cash and cash equivalents.

Loans and receivables — Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at the amortized cost using the effective interest method, less any impairment losses.

The Company holds the following types of loans and receivables:  consumers and traders, concession holders — transport of energy, cash and cash equivalents (except for LFTs and LTNs), accounts receivable from the Minas Gerais State Government, CRC account securitization fund (FIDC), and financial assets of the concession.

Cash and cash equivalents comprise cash balances and financial deposits readily convertible to known amounts of cash and are subject to an insignificant risk of change in value, classified as loans and receivables. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

The Company recognizes a financial asset resulting from a service concession arrangement when it has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction or upgrade services provided. Such financial assets are measured at fair value upon initial recognition.  Subsequent to initial recognition the financial assets are measured at amortized cost.

Available-for-sale financial assets — Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the above categories of financial assets.  Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within shareholders’ equity.  When an investment is derecognized, the accumulated gain or loss in other comprehensive income is transferred to the income statement.

Non-derivative financial liabilities— The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends to either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: loans and financings, debentures, suppliers and other obligations.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Share Capital — Common shares are classified as shareholders’ equity. Preferred shares are classified as shareholders’ equity if they are not redeemable, or redeemable only at the Company’s option. Owners of preferred shares do not have the right to vote but do have preference in the liquidation. The rights to mandatory minimum dividends as established for the preferred shares are described in Note 22.

The mandatory minimum dividends as defined in the by-laws are recognized as a liability in the statement of financial position.

Derivative financial instruments  — The Company holds derivative financial instruments to hedge part of its foreign currency risk exposure. The derivative financial instruments are not used for speculative purposes.  Derivatives are recognized initially at their fair value and directly attributable transaction costs are recognized in the income statement as incurred. Subsequent to the initial recognition derivatives are measured at fair value, and any changes to the fair value of these instruments which occur during a given period are recognized in the income statement for the respective period, unless the instruments qualify and are designated as cash flow hedges.

b)             Foreign currency

Transactions in foreign currencies are translated to the Company’s respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between the amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments made during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Gains and losses arising from foreign exchange of investments outside Brazil relating to the Company’s jointly-controlled subsidiary Transchile are recognized directly in shareholders’ equity in the accumulated foreign currency translation adjustment account, and are recognized in the income statement when these investments are sold, in whole or in part. The financial statements of subsidiary outside Brazil are adjusted to IFRS and are subsequently converted to the Company’s functional currency at the exchange rate on the reporting date.

c)              Consumers and Traders

Accounts receivable from consumers and traders are recorded initially at fair value, whether already invoiced or not, and, subsequently, measured by amortized cost. The receivable balance includes the respective direct taxes that are the Company’s tax responsibility, less any applicable tax credits that were withheld at the source.

The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses as follows: (i) for consumers with significant debts, an individual analysis of the balance is made, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts that are more than 90 days past due for residential consumers, or more than 180 days past due for commercial consumers, or more than 360 days past due for the other consumer types, are provisioned at 100%.  These criteria are the same as those established by ANEEL.

d)             Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the principle of average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. The materials purchased for inventory purposes are classified in current assets; the materials destined for construction of property, plant and equipment or intangible assets are classified in property, plant and equipment or intangible assets, and are not depreciated or amortized.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

e)              Operating leases

Payments made under operating lease contracts are recognized as expenses in the income statement on a straight-line basis over the period of the leasing contract.

f)                Assets linked to the concession

Distribution activity

The portions of the assets of the concession that will be fully amortized during the concession period are recorded as intangible assets and are amortized in full during the concession agreement period.

The amortization is calculated on a straight-line basis over the useful lives of the distribution assets, using the distribution amortization rates established by ANEEL, and reflect the estimated useful life of the assets.

The Company assesses the residual value of the distribution assets, which represents the amount that will not be fully amortized by the end of the concession period.  The residual value is reported in the consolidated financial statements herein as a financial asset because it represents an unconditional right to receive cash or other financial asset directly from the grantor at the end of the concession agreement period.

New distribution assets are recorded initially in intangible assets, valued at acquisition costs, including the capitalized borrowing costs. When these assets are placed in service, the Company assesses whether there will be any residual value at the end of the concession agreement period and then reclassifies the residual value amount to financial assets, in accordance with the criteria mentioned in the previous paragraphs.

When an asset is replaced, the net book value of the asset is written off as an expense to the income statement.

Transmission activity

For newer transmission concessions, the costs related to the construction of the infrastructure are expensed when incurred. In the same amount, the Company recognizes construction revenue by reference to the stage of completion of a contract, which includes the taxes applicable to the revenue and any profit margin.

Only the costs of the infrastructure that will be used during the concession are recorded in the income statement. The portion of the assets that will not be used during the concession is recorded as a financial asset, because there is in an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

For newer transmission concessions, the transmission revenue to be received throughout the concession agreement period, adjusted at fair value, is recorded in financial assets, during the construction period of the transmission lines.

For older transmission concessions, the Company has not adopted the IFRIC 12 retrospectively due to the volume and age of its assets. Instead, the net book values of these assets were used and classified as financial assets for purposes of the first-time adoption of IFRS.

As the Company earns transmission revenue through making its transmission network available to users, and there have been no historical issues with respect to the demand for transmission activity, the Company considers there to be no significant risk of a shortage of demand for transmission activity.  As such, the transmission assets have been classified as financial assets in the consolidated financial statements herein.

Of the total amounts billed, the portion relating to the operation and maintenance of the assets is recorded as revenue, and the portion relating to the construction revenue, originally recorded at the time of formation of the assets, is used to recover the financial assets.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission assets are capitalized into the financial asset balance, as the Company is entitled to be reimbursed from the grantor for these costs incurred.

Gas Activity

The portions of the assets of the concession that will be fully amortized during the concession period are recorded as intangible assets and are amortized in full during the concession agreement period.

The amortization for the gas related assets is calculated on a straight-line basis over the useful lives of the gas related assets, using the amortization rates based on the useful life estimates made by Management.

The Company has measured the value of the assets which will not be fully amortized by the end of the concession agreement period and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New gas related assets are recorded initially in intangible assets, valued at acquisition costs, including capitalized borrowing costs. When these assets are placed in service, the Company assesses whether there will be any residual value at the end of the concession agreement period and then reclassifies the residual value to financial assets, in accordance with the criteria mentioned in the previous paragraphs.

When an asset is replaced, the net book value of the assets is written off as an expense to the income statement.

g)             Intangible assets

Intangible assets are assets relating to service concession agreements and software.

The Company recognizes intangible assets either through acquisition from third parties or through internal generation.  For an intangible asset acquired from third parties, the Company values the asset in the financial statements at its total acquisition cost, net of accumulated amortization.  For an internally-generated intangible asset, the Company recognizes the intangible asset during its development phase only if the asset’s use is technically feasible and if the asset has a probable likelihood of producing future economic benefits.  The Company values its internally-generated intangible assets at cost, net of accumulated amortization and accumulated impairment losses.

For intangible assets linked to the concession, the accounting practices as described in the item “assets linked to the concession” are applied.

h)             Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation. Cost includes expenditures that are directly attributable, including borrowing costs, to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use.

When an asset is replaced, the net book value of the asset is written off as an expense to the income statement.

Depreciation and amortization are calculated on the balance of property, plant and equipment in service and on the underlying asset balances of investments in consortia, on a straight-line basis, using the rates determined by ANEEL for the assets related to electricity activities, and reflect the estimated useful life of the assets.

The principal depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 14.

The Company revalued its property, plant and equipment balance as of the January 1, 2009, the transition date, using the deemed cost of its older generation assets. For the newer generation assets, the Company values the property, plant and equipment assets at historical cost, less accumulated depreciation and accumulated impairment losses to be the accounting treatment that most accurately reflects the value of its fixed assets.

The Company will not alter its dividend policy as a function of the adoption of deemed cost for the older generation assets.

Interest and other financing charges incurred on financings during the construction period on third-party financing are capitalized.

For borrowings raised for construction purposes of a specific plant, property and equipment asset, the Company capitalizes all of the financial costs related to the borrowings directly to the respective asset constructed. For other borrowings raised that are not linked directly to specific property, plant and equipment asset, a weighted average rate is used to capitalize and allocate of the borrowing costs to specific assets in property, plant and equipment.

i)                 Impairment

Financial assets

A financial asset not carried at fair value through the income statement is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognised in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss previously recognized in the income statement. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred income tax and social contribution, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Property, plant and equipment and intangible assets have it carrying amount tested If there was an indication that an asset may be impaired.

j)                 Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefits plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the income statement in the periods during which services are rendered by employees.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services rendered in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the asset recognized is limited to the total of any unrecognized past service costs and net actuarial losses and the present value of the economic benefits available in the form of future reimbursements available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of the economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit related to the past service of the employees is recognized in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

The Company recognizes all actuarial gains and losses in excess of 10% of the plan assets or 10% of the plan liabilities in the income statement over the average time of future service of the present active participants.

For the Company’s defined benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: a) the debt agreed-upon with the foundation for amortization of the actuarial obligations, and b) the present value of the actuarial obligation after deduction of the fair value of plan assets, as calculated by a qualified actuary and provided in the actuarial opinion. In the exercises presented, the debt agreed-upon with the foundation is greater than the amounts of the actuarial opinion. In this case, the annual amount recorded in the income statement corresponds to the charges and monetary variation on that debt, which is allocated as a financial expense of the Company.

Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. Any actuarial gains and losses are recognized in the income statement in the period in which they arise.

The procedures mentioned above are used for the actuarial obligations relating to the Company’s employee health plan, life insurance plan, and dental plan.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate the employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be reliably estimated reliably.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee, and the obligation can be estimated reliably. Employees’ profit shares specified in the Company’s by-laws are accrued for in accordance with the requirements established in the collective agreements with the employee unions and recorded in personnel expenses.

k)              Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

l)                 Interest on capital

The Interest on capital paid in substitution of cash dividends, although recorded for tax purposes as a financial expense, is presented in the consolidated financial statements as an amount reducing shareholders’ equity, so as to reflect the essence of the transaction.

m)           Income tax and social contribution

Income tax and the social contribution, current and deferred, are calculated based on the rates of 15%, plus the additional rate of 10% on taxable income exceeding R$0.24, for income tax, and 9% on taxable income for the social contribution, and take into account offsetting of tax loss carryforwards and negative balances for calculation of social contribution, limited to 30% of the taxable income.

Income tax and social contribution expense comprises current and deferred tax. The current tax and the deferred tax are recognized in the income statement except to the extent that it relates to a business combination, or items directly recognized in shareholders’ equity or other comprehensive income.

Current tax is the tax payable or receivable expected on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to the tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted up to the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n)             Operating revenues, costs and expenses

Revenues, costs and expenses are recognized on an accrual basis.

In general, for Company’s business in electricity, gas, telecommunications and other sectors, revenues are recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Revenue from electric energy sales are recorded based on the electric energy delivered and the tariffs specified in the contractual terms or in effect in the market. Revenues from retail supply of electric energy to final consumers are recorded when the delivery has taken place. Billing is performed monthly. Unbilled retail supply of electric energy, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued for at the end of the month. The differences between the amounts accrued and the actual revenues realized, which have not historically been significant, are recorded in the following month.

Revenue from the supply of electric energy to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to consumers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

Revenue from other operators and from free consumers that use its transmission (older concessions) and distribution grids is recorded in the month in which the network services are provided.

For newer transmission concessions, the portion of the invoicing relating to operation and maintenance of the transmission lines is recorded on a monthly basis as revenues in the income statement. The revenue related to construction services under the contract for service concessions is recognized on a percentage of completion basis.

For the older transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the income statement each month.

The services provided include charges for connection and other related services and the revenues are accounted when the services are provided.

o)             Finance income and finance costs

Finance income includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, interest income on other financial assets. Interest income is recognized in the income statement using the effective interest method.

Finance costs include interest expense on borrowings and foreign exchange and monetary variation on borrowings. Interest expense on the Company’s borrowings is recognized using the effective interest method.

p)             Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders and non-controlling interest of the Company by the weighted average number of the common and preferred shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to the controlling shareholders and non-controlling interest and the weighted average number of the common and preferred shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, with the diluted effect in the periods presented.

q)             Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax and social contribution assets and liabilities assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment, and intangible assets other than goodwill.

r)                New accounting standards not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2010, and have not been applied in preparing these consolidated financial statements. The possible effects of which might impact the consolidated financial statements in future periods of CEMIG are still being evaluated by the Management:

•        IFRS 9 — Financial Instruments — Effective starting on January 1, 2013 — This standard simplifies the model for measurement of financial assets and establishes two main categories of measurement: amortized cost and fair value. Any alterations in the fair value of liabilities valued at fair value would not have an income statement effect, because they would be recognized in the accumulated other comprehensive income.

•        IFRIC 14 — Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction — Effective starting on January 1, 2011: This interpretation removes the unintentional consequences that arise from treatment of early payment, in which there is a minimum requirement for provision of funding. The results of early payments of contributions in certain circumstances are recognized as an asset, instead of an expense. This was made effective starting on January 1, 2011. This alteration will not have an impact on the Company’s consolidated financial statements.

•        IAS 32 — Financial Instruments — Effective for fiscal years starting on or after February 1, 2010 — This standard alteration, issued in October 2009, provides authoritative guidance for accounting for share rights denominated in a currency other than the issuer’s functional currency. Provided that certain conditions are met, share rights are now required to be classified as equity, independently of the currency in which the exercise price is denominated. Previously, the shares were required to be accounted for and classified as derivative liabilities. The alteration applies retrospectively, in accordance with IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. This alteration will not have an impact on the Company’s consolidated financial statements.

3. PRINCIPLES OF CONSOLIDATION

The financial statements of the subsidiaries and jointly-controlled subsidiaries mentioned in Note 1 have been consolidated for purposes of the consolidated financial statements herein.

(a)           In subsidiaries and jointly-controlled subsidiaries

The financial statements of subsidiaries and jointly-controlled subsidiaries are included in the consolidated financial statements from the date on which the control, or shared control, commences until the date on which the control or shared control ceases. The assets, liabilities and results of the jointly-controlled subsidiaries have been consolidated into the consolidated financial statements herein using proportional consolidation. The accounting policies of subsidiaries and jointly-controlled subsidiaries are aligned with the policies adopted by the Company.

(b)           Consortia

The quota-part of the assets, liabilities and revenues and expenses of consortium operations is registered in the subsidiary that owns the corresponding participation interest.

(c)           Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Non-controlling interests in the shareholders’ equity of the subsidiaries is presented separately in the consolidated statement of financial position.

The references to jointly-controlled subsidiaries herein are made in relation to the Company’s interest only.

The financial statements of Transchile, for consolidation purposes, are converted from US dollars (the Transchile’s functional currency) to Reais based on the exchange rate at the reporting date, since CEMIG’s functional currency is the Real. foreign currency differences are recognized in accumulated foreign currency translation adjustment and are presented in shareholders’ equity.

The reporting dates of the subsidiaries and jointly-controlled subsidiaries used for consolidation purposes coincide with those of the holding company.

In The consolidated financial statements herein include the balances and transactions of the exclusive investment funds, the only unit holders of which are the Company and its subsidiaries, comprising public and private debt securities and debentures of companies with a minimum Brazilian long-term risk rating of A+(bra), ensuring high liquidity of the securities.

The exclusive fund, the financial statements of which are regularly reviewed and audited, is subject to obligations restricted to payment for services rendered for administration of the assets, attributed to operation of investments, such as custody fees, audit fees and other expenses. There are no significant financial obligations or assets of the unit holders to guarantee these obligations.

As shown in the table below, the Company uses the full and proportional consolidation criteria in preparing its consolidated financial statements. The proportion of holding indicated in the table below represents the percentage of the subsidiary’s total capital held by CEMIG.

		2010		2009		01/01/2009
Subsidiaries and jointly controlled companies	Form of consolidation	Direct stake (%)	Indirect stake (%)	Direct stake (%)	Indirect stake (%)	Direct stake (%)	Indirect stake (%)

Subsidiaries and jointly controlled companies
Cemig GT	Full	100.00	—	100.00	—	100.00	—
Cemig Baguari	Full	—	100.00	—	100.00	—	100.00
Cachoeirão	Proportional	—	49.00	—	49.00	—	49.00
Guanhães Energia	Proportional	—	49.00	—	49.00	—	49.00
Madeira	Proportional	—	10.00	—	10.00	—	10.00
Pipoca	Proportional	—	49.00	—	49.00	—	49.00
Baguari Energia	Proportional	—	69.39	—	69.39	—	69.39
EBTE	Proportional	—	49.00	—	49.00	—	49.00
Parajuru	Proportional		49.00	—	49.00	—	—
Volta do Rio	Proportional	—	49.00	—	49.00	—	—
Morgado	Proportional	—	49.00	—	49.00	—	—
TAESA	Proportional	—	56.69	—	32.27	—	—
Transmissora Alterosa de Energia	Proportional	—	—	—	49.00	—	—
Light Ger	Proportional	—	49.00	—	—	—	—
Cemig D	Full	100.00	—	100.00	—	100.00	—
Cemig Telecom	Full	100.00	—	100.00	—	100.00	—
Ativas Data Center	Proportional	—	49.00	—	—	—	—
Rosal	Full	100.00	—	100.00	—	100.00	—
Sá Carvalho	Full	100.00	—	100.00	—	100.00	—
Horizontes	Full	100.00	—	100.00	—	100.00	—
Ipatinga	Full	100.00	—	100.00	—	100.00	—
PCH	Full	100.00	—	100.00	—	100.00	—
Capim Branco	Full	100.00	—	100.00	—	100.00	—
Cemig Trading	Full	100.00	—	100.00	—	100.00	—
Efficientia	Full	100.00	—	100.00	—	100.00	—
Central Termelétrica de Cogeração	Full	100.00	—	100.00	—	100.00	—
Barreiro	Full	100.00	—	100.00	—	100.00	—
Pai Joaquim	Full	100.00	—	100.00	—	100.00	—
Cemig Serviços	Full	100.00	—	100.00	—	100.00	—
RME	Proporcional	—	—	—	—	25.00
Lidil Comercial	Full	—	—	—	—	—	25.00
Light	Full					—	13.03
GASMIG	Proportional	55.19	—	55.19	—	55.19	—
Transleste	Proportional	25.00	—	25.00	—	25.00	—
Transudeste	Proportional	24.00	—	24.00	—	24.00	—
Transirapé	Proportional	24.50	—	24.50	—	24.50	—
Light	Proportional	26.06	—	13.03	—	—	—
Light SESA	Full	—	26.06	—	13.03	—	—
Light Energia	Full	—	26.06	—	13.03	—	—
Light Esco	Full	—	26.06	—	13.03	—	—
Light Ger	Full	—	13.29	—	13.03	—	—
Light Hidro	Full	—	26.06	—	13.03	—	—
Instituto Light	Full	—	26.06	—	13.03	—	—
Itaocara Energia	Full	—	26.06	—	13.03	—	—
Lightcom	Full	—	26.06	—	—	—	—
Axxiom	Proportional	—	13.29	—	—	—	—
Transchile	Proportional	49.00	—	49.00	—	49.00	—

Centroeste	Proportional	51.00	—	51.00	—	51.00	—
EATE	Proportional	38.53	—	36.35	—	17.17	—
STC	Full	—	30.82	—	29.08	—	13.74
Lumitrans	Full	—	30.82	—	29.08	—	13.74
EBTE	Proportional	—	19.65	—	18.54	—	8.76
ETEP	Proportional	41.96	—	40.19	—	19.25	—
ESDE	Full	—	41.96	—	—	—	—
ENTE	Proportional	49.99	—	36.69	—	18.35	—
ERTE	Proportional	49.99	—	36.69	—	18.35	—
ECTE	Proportional	19.09	—	13.37	—	7.50	—
Axxiom	Proportional	49.00	—	49.00	—	49.00	—

4. CONCESSIONS

CEMIG and its subsidiaries and jointly-controlled subsidiaries have the following concessions from ANEEL:

	Location	Date of Concession or Authorization	Date of Expiration
GENERATION	Location: (RIVER)
Hydroelectric power plants
São Simão	Paranaíba	01/1965	01/2015
Emborcação	Paranaíba	07/1975	07/2025
Nova Ponte	Araguari	07/1975	07/2025
Jaguara	Grande	08/1963	08/2013
Miranda	Araguari	12/1986	12/2016
Três Marias	São Francisco	04/1958	07/2015
Volta Grande	Grande	02/1967	02/2017
Irapé	Jequitinhonha	01/1999	02/2035
Aimorés	Doce	07/2000	12/2035
Salto Grande	Santo Antônio	10/1963	07/2015
Funil	Grande	10/1964	12/2035
Queimado	Preto	11/1997	01/2033
Itutinga	Grande	01/1953	07/2015
Amador Aguiar I	Araguari	08/2001	08/2036
Amador Aguiar II	Araguari	08/2001	08/2036
Camargos	Grande	08/1958	07/2015
Porto Estrela	Santo Antônio	05/1997	07/2032
Igarapava	Grande	05/1995	12/2028
Piau	Piau / Pinho	10/1964	07/2015
Gafanhoto	Pará	09/1953	07/2015
Sá Carvalho	Piracicaba	12/1994	12/2024
Rosal	Itabapoana – RJ	05/1997	05/2032
Pai Joaquim	Araguari	04/2002	04/2032
Salto Paraopeba	Paraopeba	10/2000	10/2030
Machado Mineiro	Pardo	07/1995	07/2025
Salto do Passo Velho	Capecozinho	10/2000	10/2030
Salto do Voltão	Capecozinho	10/2000	10/2030
PCH Cachoeirão	Manhuaçu	07/2000	07/2030
UHE Baguari	Doce	08/2006	08/2041
PCH Pipoca	Manhuaçu	09/2001	09/2031
Others	(Various)	Various	Various
Light – UHE Fontes Nova	Ribeirão dos Lajes	07/1996	06/2026
Light – UHE Nilo Peçanha	Ribeirão dos Lajes	07/1996	06/2026
Light – UHE Pereira Passos	Ribeirão dos Lajes	07/1996	06/2026
Light – UHE Ilha dos Pombos	Paraíba do Sul	07/1996	06/2026
Light – UHE Santa Branca	Paraíba do Sul	07/1996	06/2026

Wind power plants	(CITY/STATE)
Morro do Camelinho	Gouveia – MG	03/2000	—
Parajuru	Beberibe – CE	09/2002	09/2032
Volta do Rio ()	Acaraú – CE	12/2001	12/2031
Morgado ()	Acaraú – CE	12/2001	12/2031

Thermoelectric power plants	(CITY/STATE)
Igarapé	Juatuba – MG	01/2005	08/2024
Ipatinga	Ipatinga – MG	11/2000	12/2014
Barreiro	Belo Horizonte – MG	02/2002	04/2023

Projects in progress – Hydroelectric power plants	(RIVER)
UHE Santo Antônio	Madeira	06/2008	06/2043
PCH Dores dos Guanhães	Guanhães	11/2002	11/2032
PCH Fortuna II	Guanhães	12/2001	12/2031
PCH Senhora do Porto	Guanhães	10/2002	10/2032
PCH Jacaré	Guanhães	10/2002	10/2032

TRANSMISSION	Location: (STATE)
National Grid	Minas Gerais	07/1997	07/2015
Itajubá 3 Substation	Minas Gerais	10/2000	10/2030
Transleste: Irapé–Montes Claros	Minas Gerais	02/2004	02/2034
Transudeste: Itutinga – Juiz de Fora	Minas Gerais	03/2005	03/2035
Transirapé: Irapé–Araçuaí	Minas Gerais	03/2005	03/2035
ETEP: Tucuruí–Vila do Conde	Pará	06/2001	06/2031
ENTE:s Tucuruí–Marabá–Açailândia	Pará/Maranhão	12/2002	12/2032
ERTE: Vila do Conde–Santa Maria	Pará	12/2002	12/2032
EATE: Tucuruí–Presidente Dutra	Pará	06/2001	06/2031
ECTE: Campos Novos–Blumenau	Santa Catarina	11/2000	11/2030
STC: Barra Grande	Santa Catarina	06/2006	06/2036
Lumitrans: Machadinho	Santa Catarina	07/2004	07/2034
TAESA – TSN (1)	Goiás/ Bahia	12/2000	12/2030
TAESA – Munirah (2)	Bahia	02/2004	02/2034
TAESA – GTESA (3)	Pernambuco/ Paraíba	01/2002	01/2032
TAESA – PATESA (4)	Rio Grande do Norte	12/2002	12/2032
TAESA – NVT (5)	Maranhão/Federal District	12/2000	12/2030
TAESA – ETAU (6)	Santa Catarina/Rio G. do Sul	12/2002	12/2032
TAESA – ETEO (7)	São Paulo	05/2000	05/2030
TAESA – Brasnorte (8)	Mato Grosso	03/2008	03/2038
Transchile: Charrúa–Nova Temuco	Chile	05/2005	05/2028
Centroeste de Minas: Furnas–Pimenta	Minas Gerais	03/2005	03/2035
Projects in progress – Transmission
EBTE – Juína-Brasnorte	Mato Grosso	10/2008	10/2038
ESDE – Barbacena 2-Juiz de Fora 1	Minas Gerais	11/2009	11/2039

DISTRIBUTION
Cemig D
North	Minas Gerais	04/1997	02/2016
South	Minas Gerais	04/1997	02/2016
East	Minas Gerais	04/1997	02/2016
West	Minas Gerais	04/1997	02/2016
Light SESA
Metropolitan Region	Rio de Janeiro	07/1996	06/2026
Greater Rio	Rio de Janeiro	07/1996	06/2026
Paraíba Valley	Rio de Janeiro	07/1996	06/2026

(1)               TSN – Transmissora Sudeste Nordeste S.A.

(2)               Munirah Transmissora de Energia S.A.

(3)               GTESA - Goiânia Transmissora de Energia S.A.

(4)               PATESA - Paraíso Açu Transmissora de Energia S.A.

(5)               NVT - Novatrans Energia S.A.

(6)               ETAU - Empresa de Transmissão Alto Uruguai S.A.

(7)               ETEO - Empresa de Transmissão de Energia do Oeste S.A.

(8)               Brasnorte Transmissora de Energia S.A.

PAYMENTS FOR CONCESSIONS

In obtaining the concessions for construction of certain generation projects, the Company agreed to make payments to ANEEL over the concession agreement period as compensation for commercial operation. For information on the Company’s concessions and the amounts to be paid, refer to the table below:

Enterprise	Nominal value in 2010	Present value in 2010	Amortization period	Indexor
Porto Estrela (Consortium)	351	98	08/2001 to 07/2032	IGP-M
Irapé	29	8	03/2006 to 02/2035	IGP-M
Queimado (Consortium)	8	3	01/2004 to 12/2032	IGP-M
Baguari (Consortium)	5	1	09/2009 to 09/2042	IPC-A
Capim Branco (Consortium)	20	6	09/2007 to 08/2035	IGP-M

The Company makes its payments to the grantor on a monthly basis in accordance with the payment schedule agreed upon by both the Company and ANEEL. While the agreed-upon payment schedules may stipulate varying monthly payment amounts, for accounting purposes the Company used the updated nominal value and recognized the expenses incurred on a straight-line basis over the concession contract period.

Starting January 1, 2009, the date of transition to IFRS, the Company adjusted its accounting practice for accounting for these concession grants. Because the right of commercial operation for these concessions represents an intangible asset, on the date the concession agreement is made effective, the Company capitalizes the present value amount of the total payment obligations as an intangible asset and records a respective obligation.The portions paid to the grantor for the Porto Estrela, Irapé, Queimado, Baguari and Capim Branco plants in 2010 were respectively R$0.1, R$1.2, R$0.3, R$0.2 and R$0.7.

The present value of the portions to be paid in the 12-month period is, respectively: R$0.1, R$1.1, R$0.4, R$0.2 and R$0.7 (nominal amounts R$0.1, R$1.2, R0.4, R$0.2 and R$0.8).

The rate used by CEMIG to discount the nominal value of its concession liabilities to present value was 12.50%, which represents the average borrowing rate under normal conditions on the transition date.

5. OPERATING SEGMENTS

The Company has three primary operating segments: Generation, Transmission and Distribution. These primary operating segments are configured separately to reflect the regulatory framework of the Brazilian electric energy sector, which has different legislations for each segment. The segments mentioned above reflect the Company’s management and its organizational and monitoring structure. Due to the structure of the regulatory framework, the operating segments were not set up by geographical area.

The Company also operates in the markets of gas, telecommunications and other businesses, which have a smaller impact on the results of the Company’s operations.

The table below presents the consolidated income statement by operating segment:

SUMMARY FINANCIAL STATEMENTS BY ACTIVITY 12/31/2010

	ELECTRIC ENERGY
DESCRIPTION	Generation	Transmission	Distribution	Gas	Telecom	Other	Elimination	Total
REVENUES
Revenue from supply of electricity	3,968	—	6,796	—	—	—	(239)	10,525
Revenue from use of the network – captive consumers	—	—	4,429	—	—	—	—	4,429
Revenue for use of the network – free consumers	180	1,340	1,947	—	—	—	(254)	3,213
Other revenues	142	4	115	398	131	23	(22)	791
Total - Gross Revenue	4,290	1,344	13,287	398	131	23	(515)	18,958
Deductions from operating revenues	(878)	(216)	(4,889)	(82)	(26)	(4)	—	(6,095)
Total - operating revenue	3,412	1,128	8,398	316	105	19	(515)	12,863
OPERATING COSTS								—
COST OF ELECTRICITY AND GAS								—
Electricity purchased for resale	(382)	—	(3,570)	—	—	—	230	(3,722)
Charges for the use of the basic transmission grid	(271)	—	(712)	—	—	—	254	(729)
Gas purchased for resale	—	—	—	(225)	—	—	—	(225)
Total - Cost of electricity and gas	(653)	—	(4,282)	(225)	—	—	484	(4,676)
OPERATING COSTS AND EXPENSES								—
Personnel	(184)	(132)	(821)	(18)	(11)	(45)	—	(1,211)
Employees’ and managers’s profit shares	(49)	(26)	(236)	—	(1)	(13)	—	(325)
Post-employment obligations	(24)	—	(74)	—	—	(10)	—	(108)
Materials	(14)	(11)	(106)	(1)	(1)	(1)	—	(134)
Outsourced services	(132)	(56)	(724)	(5)	(17)	(17)	27	(924)
Depreciation and amortization	(401)	7	(458)	(8)	(33)	(1)	—	(894)
(Provisions) reversals for operating losses	4	(4)	(252)	—	1	112	—	(139)
Charges for use of water resources	(140)	—	—	—	—	—	—	(140)
Other	(58)	(235)	(351)	1	(12)	(14)	3	(666)
Total – operating cost	(998)	(457)	(3,022)	(31)	(74)	11	30	(4,541)
TOTAL COST	(1,651)	(457)	(7,304)	(256)	(74)	11	514	(9,217)
GROSS PROFIT	1,761	671	1,094	60	31	30	(1)	3,646
Net Finance revenue (espenses)	(253)	(294)	(299)	17	2	3	—	(824)
Profit before taxes	1,508	377	795	77	33	33	(1)	2,822
Income tax and Social Contribution	(435)	(80)	(209)	(16)	(5)	(127)	—	(872)
Deferred income tax and Social Contribution	63	4	(13)	—	—	254	—	308
PROFIT FOR THE YEAR	1,136	301	573	61	28	160	(1)	2,258

6. CASH AND CASH EQUIVALENTS

	2010	2009	01/01/2009

Bank accounts	95	111	331
Cash equivalents
Bank certificates of deposit	2,516	4,105	1,871
Treasury Financial Notes (LFTs)	122	90	46
National Treasury Notes (LTNs)	—	7	1
Others	247	112	35
	2,885	4,314	1,953
	2,980	4,425	2,284

Cash and cash equivalents consist of unrestricted cash on hand, deposits in banks and short-term investments readily convertible to cash. These short-term investments are transactions contracted with Brazilian institutions and international financial institutions with branch offices in Brazil for securities at normal market prices and under normal market conditions. All of these investments are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. In its short-term investment portfolio, the Company holds Treasury Financial Notes, National Treasury Notes, and Bank Certificates of Deposit (CBDs),which earn interest at fixed and floating rates. The Company also holds Time Deposits with a Special Guarantee (DPGEs), which receive a return percentage based on the CDI rate (which varies from 100% to 110%) published by CETIP (the Custody and Settlement Chamber).

The Company’s exposure to interest rate risk and a sensitivity analysis of the Company’s financial assets and liabilities are shown in Note 27.

7. ACCOUNTS RECEIVABLE FROM CONSUMERS AND TRADERS

	Balances not yet due	Up to 90 days past due	More than 90 days past due	Total
Consumer category	2010			2010	2009	01/01/2009
Residential	460	179	386	1,021	768	823
Industrial	280	62	368	711	828	849
Commercial, services and others	262	51	153	466	399	408
Rural	55	18	29	102	101	103
Governmental entities	65	16	57	139	119	117
Public illumination	44	5	35	85	46	85
Public service	141	14	39	194	173	83
Subtotal – Consumers	1,307	345	1,067	2,718	2,434	2,468
Wholesale supply to other concession holders	128	34	33	196	397	111
Allowance for doubtful accounts receivable	—	—	(555)	(555)	(392)	(471)
Total – Consumers and traders	1,435	379	545	2,359	2,439	2,108
Current assets				2,263	2,278	2,018
Non-current assets				96	161	90

The breakdown of the allowance for doubtful accounts, by consumer category, is as follows:

	2010	2009	01/01/2009

Residential	249	144	192
Industrial	98	103	116
Commercial, services and others	116	94	102
Rural	17	14	14
Governmental entities	26	12	20
Public illumination	19	19	19
Public service	30	6	8
	555	392	471

The allowance for doubtful accounts is considered to be sufficient to cover any losses in the realization of these assets.

Changes in the allowance for doubtful accounts in 2010 were as follows:

Balance at December 31, 2009	392
Additional acquisition in Light in 2010	107
Constitution of provision	105
Write-offs of accounts receivable	(49)
Balance at December 31, 2010	555

The Company’s exposure to credit risk related to accounts receivables from consumers and traders is given in Note 27.

8. RECOVERABLE TAXES AND INCOME TAX AND SOCIAL CONTRIBUTION RECOVERABLE

a) RECOVERABLE TAXES

	2010	2009	01/01/2009
Current
ICMS recoverable tax	222	222	197
PIS and PASEP taxes	27	22	14
COFINS tax	117	102	93
Others	8	11	15
	374	357	319
Non-current
ICMS recoverable tax	85	70	97
PIS, PASEP and COFINS taxes	55	45	1
	140	115	98
	514	472	417

b) INCOME TAX AND SOCIAL CONTRIBUTION RECOVERABLE

	2010	2009	01/01/2009
Current
Income tax	353	400	350
Social contribution	137	130	108
	490	530	458
Non-current
Income tax	66	106	163
Social contribution	17	12	10
	83	118	174
	573	648	632

PASEP and COFINS tax credits arise from excess taxes paid by the Company as a result of adoption of the non-cumulative regime for revenues of the transmission companies whose electric energy supply contracts were prior to October 31, 2003, and for which subsequent regulation by the Brazilian tax authority allowed for review and inclusion in the cumulative regime. As a consequence of this review, restitution of excess tax paid in prior periods was allowed.

The Company’s asset balances of income tax and social contribution refer to tax credits in the income tax returns from previous years and advance payments made in 2010, which will be applied against the current year federal tax amount payable, recorded in income tax and social contribution payable.

The recoverable ICMS tax credits, recorded in non-current assets, arise from acquisitions of property, plant and equipment and can be applied against state taxes payable in 48 months. The amount reclassified to current assets as of December 31, 2010 was made in accordance with management estimates of the amounts which should be realized on or before December 31, 2011.

9. INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution

CEMIG and its subsidiaries and jointly-control subsidiaries have income taxes and social contribution calculated at the statutory annual rates of 25% and 9%, respectively. The Company’s tax credits for these taxes are comprised as follows:

	2010	2009	01/01/2009
Tax credits:
Tax loss carryforwards	572	94	234
Provisions	125	151	197
Employee post-retirement benefits	350	335	316
Allowance for doubtful accounts receivable	192	140	164
Tax credits on absorption of subsidiary	84	—	—
Financial instruments	33	51	57
Foreign exchange variation	125	118	109
Taxes payable – suspended liability	143	23	—
Other adjustments	177	196	651
	1,801	1,108	1,728

At its meeting on March 28, 2011, the Board of Directors approved the technical study prepared by the Financial Department on the forecasts for future profitability, which demonstrate the deferred tax asset realization capacity for a maximum period of 10 years.

In accordance with the individual estimates of CEMIG, its subsidiaries and jointly-controlled subsidiaries, future taxable income against which the deferred tax asset existing on December 31, 2010 will be realized is according to the following estimated timeline:

Estimated Taxable Income

2011	493
2012	307
2013	289
2014	290
2015 to 2016	313
2017 to 2018	50
2019 and 2020	59
1,801

As of December 31, 2010, the holding Company held unrecognized tax credits in its financial statements in the amount of R$101, compared to R$428 on December 31, 2009 and R$445 on January 1, 2009. These tax credits, which relate primarily to the effective loss due to the assignment of the credits in accounts receivable from the Minas Gerais State Government to the FIDC, in the first quarter of 2006, as per Note 11. As a result of this assignment, the provision for losses on constituted in previous years became deductible for income tax and social contribution purposes.

According to the Brazilian tax legislation, deductible temporary differences and tax loss carryforwards do not expire. Deferred tax assets have not been recognized in relation to these items as it is considered not probable that future taxable income will be available against which the Company would apply the benefits of these tax credits.

Based on the technical study of realization of tax credits mentioned above, the Company has recognized in 2010 a portion of the tax credits that were not recorded in its financial statements in the amount of R$289.

b) Reconciliation of income tax and social contribution expenses

This table presents the reconciliation of the nominal income tax (25% tax rate) and social contribution (9% tax rate) expenses to the actual expenses incurred as shown in the income statement:

	2010	2009

Profit before income tax and social contribution	2,822	3,337
Income tax and social contribution – nominal expense	(959)	(1,135)
Tax effects applicable to:
Non-deductible contributions and donations	(9)	(9)
Tax incentives	22	30
Tax credits not recognized	2	31
Amortization of goodwill	(10)	(9)
Adjustment in income tax and social contribution – prior year	4	6
Recognition of credits on tax loss carryforwards	289	—
Others	97	(45)
Income tax and social contribution – effective loss	(564)	(1,131)
Effective rate	19.99%	33.89%

Light SESA’s Adherence to the REFIS Installment Tax Payment Program (Law 11941/09)

On November 6, 2009, the Board of Directors of Light SESA, an indirect subsidiary of the Company, authorized an agreement to adhere to making its tax payments in accordance with the Law 11941/09, which enacted a program of reduction and installment payment of taxes, called by “REFIS”.

In addition to the actual cash payments being disbursed in installments, the principal benefits of Light SESA’s adherence to the REFIS program were, first, a reduction of interest and penalties owed in the amount of R$129, and, second, the option to use tax loss carryforwards to pay the remaining amount of the interest and penalties owed.

For the fiscal year ended December 31, 2009, the total amount of taxes payable included in the REFIS program was R$586. The Company used tax loss carryforwards to offset R$262, and the remaining R$323 will be paid by the Company through installment disbursements.

Light SESA is awaiting notice from the Brazilian tax authorities for confirmation of the tax amounts due, as filed by the Company, and for definition of the installments to be paid by the Company. In the meantime, Light SESA has been making the minimum installment payments, plus additional installment payments arising from the migration of the PAES Social Security installment system (REFIS II), in the consolidated amount of R$2.

10. ESCROW DEPOSITS

Escrow deposits relate principally to tax and labor issues.

Escrow deposits are mainly comprised of litigation, income tax on interest on capital, PASEP/COFINS — related to exclusion of value-added tax (ICMS) from the tax basis of PASEP/COFINS, and others.

	2010	2009	01/01/2009

Labor obligations	212	202	165

Tax obligations
Income tax on interest on capital	14	14	—
PASEP/COFINS	551	297	95
Other tax obligations	57	13	27

Others	193	167	153
	1,027	693	440

The balances of deposits paid into court in relation to the PASEP and COFINS taxes have a corresponding provision recorded in taxes payable. For more details, please see Note 17.

11. ACCOUNT RECEIVABLE FROM THE MINAS GERAIS STATE GOVERNMENT

On March 4, 1993, the Company recorded a receivable with a corresponding credit in the statement of operations, from the Federal Government relating to the remaining balance of the amount of return guaranteed by the regulatory agency and the actual return recorded by the Company prior to that date. During 1993 and 1994, the Company recovered part of the rate shortfall by offsetting amounts due to Federal Government-owned entities arising from purchased power and financing. On May 2, 1995, the obligation to pay the remaining balance of this receivable amounting to R$602, was transferred from the Federal Government to the Minas Gerais State Government (the “State Government”), the Company’s controlling shareholder, through a credit assignment contract (the “CRC Agreement”). In connection with this assignment, the State Government agreed to pay the amount due to the Company over 20 years, with an initial three-year grace period, as restated based on the UFIR (Tax Reference Unit Index) plus interest of 6% per year. In the event that the Company receives payments or retains declared dividends to offset amounts receivable, the Company is obligated to issue shares to all shareholders in proportion to their shareholdings, transferring the principal amount of the related paid installments from Appropriated retained earnings - Rate shortfall reserve to Capital Stock.

The CRC Agreement was modified by certain amendments commencing in 2001 (First Amendment to CRC Agreement) that addressed issues relating to remuneration of the receivable, which replaced the monetary updating unit in the agreement from UFIR to IGP-DI inflation index, backdated to November 2000, due to the abolition of the UFIR in October 2000, and certain guarantees relating to dividend retention by the State Government.

The Second and Third Amendments to the CRC Agreement were signed in October 2002, setting new conditions for amortization of the credits receivable from the Minas Gerais State Government. The main clauses were: (i) monetary updating by the IGP-DI; (ii) amortization of the two amendments by May 2015; (iii) interest rates of 6.00% and 12.00% for the Second and Third Amendments, respectively; and (iv) guarantee of retention, in full, of dividends becoming due to the Minas Gerais State Government for settlement of the Third Amendment.

a) Fourth Amendment to the CRC Agreement

As a result of default in receipt of the credits specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through the extension of the guarantee relating to the retention of dividends payable to the Minas Gerais State Government. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC Agreement has backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable of the Second and Third Amendments, corresponding to R$ 5,070 on December 31, 2010 (R$ 4,329 on December 31, 2009 and R$ 4,191 on January 1, 2009).

The Minas Gerais State Government amortizes this payable to the Company via 61 consecutive semi-annual installments, which are due on June 30 and December 31 of each year, over the period from June 2005 to June 2035. The installments for amortization of the principal, updated by the IGP-DI, increase over the period, from R$29 for first month to R$100 for the 61st month — expressed in currency of December 31, 2010.

The Company is recognizing the State Government’s payments by withholding 65% of the regular dividends and interest on capital due to the State Government. If the 65% of regular dividends and interest on capital is not sufficient to amortize the installment due in a given month, the Company may increase its withholding to include 65% of all extraordinary dividends as well. The dividends withheld will be applied in the following order: (i) the settlement of past due installments, (ii) the settlement of the semi-annual installments, (iii) the pre-payment of up to 2 installments; and (iv) the payment of the remaining principal balance.

As of December 31, 2010 the installments due for June 30 and December 31, 2011 had already been received.

As part of the Fourth Amendment to the CRC Agreement, in order to ensure complete receipt of the credits, the Company agreed to a requirement in which, on an annual basis, it must maintain compliance with the financial covenants in conformity with its Strategic Plan and as set forth in its by-laws, as follows:

Target	Index required
Debt / EBITDA	Less than 2 (1)
Debt / (Debt + Shareholders’ equity)	Less than or equal to 40.00% (2)
Capex on investments and acquisition of assets	Less than or equal to 40.00% of EBITDA

EBITDA = Earnings before interest, taxes on profit, depreciation and amortization.

(1)          Less than 2.5 in certain situations specified in the by-laws.

(2)          50% or less, in certain temporary situations also specified in the by-laws.

During the Extraordinary Shareholders’ General Meeting held on May 5, 2010, the shareholders agreed to revise the financial covenant “Capex on investments and acquisition of assets” to increase the rate from 40% to 90% of EBTIDA due to the capital expenditures occurred in 2010 in connection with implementation of the investment program of the Company. The Company was in compliance with all of the aforementioned index requirements for the fiscal year ending December 31, 2010.

b) Creation of CEMIG CRC Account Securitization Fund

In January 2006, the Company created the CEMIG CRC Account Securitization Fund (“FIDC” or “the Fund”) and assigned the accounts receivable under the CRC Account Agreement to the Fund. The fair value of CRC Account Agreement account balance receivable was established by the Fund administrator and was based on CEMIG’s projected future dividend cash flows. As compensation for this receivable, the Company recognizes monthly settlement installments from the Minas Gerais State Government by means of withholding a portion of the monthly dividends and interest on capital payable to the State Government.  Based on the dividend cash flow projection made in January 2006, the total receivable balance transferred to the FIDC was R$1,659. A portion of the FIDC was used by the Company to obtain R$900 in financing in the form of senior quotas issued by the FIDC, while R$759 of subordinated quotas was acquired by CEMIG.

The senior quotas were acquired by financial institutions and are being amortized in 20 semi-annual installments, starting in June 2006, with interest accruing at the rate of CDI plus 1.7% per year, and are guaranteed by CEMIG.

The subordinated quotas are updated for monetary valuation purposes in the amount of the difference between the valuation of the FIDC using a rate of 10% per year and the increase in value of the senior quotas, as calculated based on CDI plus 1.7%.

Composition of the CRC Account Securitization at December 31:

	2010	2009	01/01/2009
- Senior quotas held by third parties	891	951	990

- Subordinated quotas owned by CEMIG	938	791	738
- Dividends retained by the Fund	8	82	73
	946	873	811

TOTAL	1,837	1,824	1,801

The changes to amounts receivable in connection with the CRC Account Securitization Fund in 2010 and 2009 were as follows:

Balance on January 1, 2009	1,801
Monetary updating of the senior quotas	104
Monetary updating of the subordinated quotas	45
Investment in the subordinated quotas	17
Amortization of the senior quotas	(144)
Balance at December 31, 2009	1,824
Monetary updating of the senior quotas	89
Monetary updating of the subordinated quotas	41
Investment in the subordinated quotas	33
Amortization of the senior quotas	(149)
Balance at December 31, 2010	1,837

On December 21, 2010, CEMIG set aside R$67 for purposes of paying dividends and R$19 for purposes of making a contribution to the Fund to pay the minimum senior quota amounts payable and other operating expenses of the FIDC.  The total cash disbursement in the amount of R$86 for amortization of senior quotas was made in January 2011.

The dividends to be distributed to shareholders arising from net income recorded for the period ended December 31, 2010, as declared by the Executive Board and the Board of Directors, in accordance with the Company´s by-laws, are classified as current liabilities in the consolidated financial statements herein. Of the total dividends to be distributed, R$251 is payable to the Minas Gerais State Government, and R$163 will be retained for settlement of part of the CRC Account Receivable.

c) Criterion for Consolidation of the FIDC

As CEMIG is the guarantor for the senior quotas, and, in the event that the withholdings for dividends due to the Minas Gerais State Government are not sufficient to cover the installment amounts due, CEMIG would be required to issue a dividend payment to the State Government for the difference. As such, the consolidated financial statements herein present the balance of the FIDC registered in full in CEMIG, and the senior quotas are presented as debt under loans and financings in current and non-current liabilities. Similarly, upon consolidation, the monetary updating of the FIDC has been recognized in full as financial revenue, and the amount of the monetary updating of the senior quotas is recorded as a financial expense.

12. FINANCIAL ASSETS OF THE CONCESSION

As mentioned in Note 2, Item 2.7 (a), the Company’s distribution, transmission, gas and wind generation concession contracts are within the criteria for application of IFRIC 12 Service Concession Arrangements).

The balances of our financial assets as of December 31, 2010, December 31, 2009, and January 1, 2009 are as follows:

	2010	2009	01/01/2009
Distribution concessions	2,509	2,123	1,588
Gas concessions	287	40	32
Newer transmission concessions	4,400	2,838	680
Older transmission concessions	745	730	731
	7,941	5,731	3,031

Current assets	625	222	141
Non-current assets	7,316	5,508	2,891

For newer transmission concessions, the internal rate of return of financial assets varied between 7.8% and 14.48%, in accordance with the specified characteristics of each concession and their investment dates.

13. INVESTMENTS

a) Acquisition of Interest in Light as Purchased from Rio Minas Energia S.A. (“RME”)in 2006

Upon acquisition of Light by RME, the Company recorded an amount of “less value” of the concession, to account for the difference R$365 between the amount paid by RME and the net book value of the interest in Light’s shareholders’ equity, of which CEMIG’s portion represents 25% in RME. This “less value” of the concession arises from the estimate of future years’ commercial operating results of electricity distribution and generation concessions throughout the concession period, and is being amortized on a straight-line basis from October 2006 to the concession’s expiration date in May 2026. The remaining amount of the diminished value of the concession was R$72 as of December 31, 2010, compared to R$76 as of December 31, 2009.

b) Added Value of Assets in Acquisitions in Interests of Subsidiaries and Jointly-Controlled Subsidiaries

In accounting for equity interest acquisitions of wholly-owned and jointly-controlled subsidiaries, the Company records an “added value” to account for the difference between the amount paid and the net book value of the equity interest acquired. This difference arises due to certain intangible asset values of the concessions (added value of concessions) acquired and financial concession asset values acquired. The Company records the amortization of the added value of assets which have defined useful lives on a straight-line basis over the remaining period of the concession contract.

c) Acquisition of Additional Interest in Light

On March 25, 2010, the Company executed a Purchase and Sale Agreement and made payment for its acquisition of 25,494,500 common shares in Light from Andrade Gutierrez Concessões (“AGC”) at R$29.54 per share, which represented 12.50% of Light’s total registered capital and voting shares outstanding. The purchase price paid by CEMIG totaled approximately R$719, which includes the amount stipulated in the contract between the Company and AGC, an adjustment based on the index published by CETIP (Securities Settlement and Custody Center) from December 1, 2009 to March 25, 2010, and a deduction for the dividends that Light declared in the amount of R$2.12 per share in its Ordinary General Meeting of Stockholders on March 24, 2010.

On November 17, 2010, the Company paid for and obtained an additional 1,081,649 common shares in Light from AGC at approximately R$30, the acquired interest of which represented approximately 0.53% of Light’s total registered capital and voting shares outstanding. Also on November 17, 2010, an agreement to settle the amounts receivable and payable between CEMIG and AGC was signed by each party, stating that the balances should be settled and paid on a net basis.  As such, AGC’s amount payable to CEMIG for the generation option premium was realized as paid-in-full via an offset to CEMIG’s total amount payable to AGC, which resulted in a total net amount of R$16 paid to AGC by CEMIG.  For immediate settlement, CEMIG granted AGC a discount on its option premium payable to CEMIG in the amount of R$2.

In its acquisition of interest in Light from AGC, the Company recognized a premium in the amount of R$359 for the added value of the concession acquired.

Option for Acquisition of Interest in Light from Enlighted

On March 24, 2010 Enlighted Partners Venture Capital LLC (“Enlightened”), a limited liability company registered in Delaware, USA entered into an option contract (“the Option”) with CEMIG for sale of its shares in the Luce Investment Fund (“the Luce Fund”) and other matters. Under this contract, CEMIG granted an option to Enlighted to sell its share units of the Luce Fund, which owns 75% of the share units in Luce Brasil Fundo de Investimento em Participações (which in turn owns 13.03% of the total capital of Light), with headquarters in the city and state of Rio de Janeiro, which in turn is the indirect holder, through Luce Empreendimentos e Participações S.A., of 19,932,112 common shares in Light, representing approximately 9.75% of the total registered capital and voting shares in Light. Per the option contract, CEMIG is permitted to transfer the right to acquire the interest in Luce Fund to third parties.

The price of the share units of Luce Fund is US$340.5, plus interest equivalent to 11% per year from December 1, 2009. From that amount will be deducted any dividends or interest on capital paid or declared by Light with respect to the share units subject to the Option as from December 1, 2009 up to the exercise of the Option.

The Option was exercised on October 6, 2010 by Enlighted.  Final closing of this transaction is conditional upon certain contractually established requirements being met, and also approval by the ANEEL; the Administrative Economic Defense Council (CADE); BNDES; and, where necessary, the other financing agents of and debenture holders of Light and its subsidiaries.

CEMIG expects to transfer the right to acquire the interests held, indirectly, by Enlighted and by the Fundo de Investimento em Participações PCP (“FIP PCP”) to Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”), a 25% owned jointly controlled subsidiary (See note 33).  Assuming the transactions close, the Company would hold, directly or indirectly, approximately 32.58% of the voting shares of Light.

d)              Acquisition of Additional Interest in TAESA

On May 6, 2010 Cemig GT made a public offering to acquire shares and units in Transmissora Aliança de Energia Elétrica (“TAESA”) from non-controlling shareholders. Through this public offering, Cemig GT acquired an additional 24.42% interest in TAESA from non-controlling shareholders, paying approximately R$1,002 in total for the shares at a price of R$15.57 per share.  Considering both the shares held by CEMIG prior to this offering and the shares obtained through this offering, the Company held a total interest in TAESA equivalent to 56.69%.

In accounting for this acquisition, the Company recorded a premium of R$523, corresponding to the added value of the financial asset to be received in the concession throughout the concession period.

With this transaction, Cemig GT, jointly with Fundo de Investimentos em Participação Coliseu, has concluded the acquisition process in TAESA. As some of the non-controlling shareholders did not accept the Company’s public offering, approximately 4.72% of TAESA’s shares remained in circulation in the market.

On December 31, 2010 the companies Transmissora Alterosa de Energia Elétrica and Transmissora Alvorada Energia Elétrica were fully absorbed by Transmissora Aliança de Energia Elétrica — TAESA, succeeding all their rights and obligations. Cemig GT’s percentage holding in TAESA was not changed.

e) Acquisition of Interest in Ativas

On July 8, 2010, Cemig Telecom signed a purchase agreement with Ativas Participações S.A. (“Ativas”), to purchase 9,804,900 common shares, representing 49% of Ativas’ voting stock.  Ativas is a company which provides information and communication technology infrastructure services, including physical hosting of IT environments, databases, and back-up sites, professional information security and availability services and IT consulting services. Ativas is building a data center classified in the “Tier III” category by the Uptime Institute to serve its medium and large-sized corporations with spectrum capacity and internet connectivity. Cemig Telecom’s initial investment in Ativas was R$7, equivalent to 6,753,615 common shares, and for the next investment it was set an increase of R$0.000001 for each share of Ativas Participações S.A. until March 31, 2011. No premium was recorded as a result of this acquisition.

f) Acquisition of Interest in Lightger S.A.

On August 18, 2010 Cemig GT acquired from Light 49% of the registered and voting capital of Lightger S.A., which is a subsidiary of Light and is a specific-purpose company that holds the authorization rights to commercially operate the Paracambi Small Hydro Plant. In this acquisition, Cemig GT paid R$20 for 25,939,013 common shares in Lightger as acquired at their net book value. As such, there was no premium acquired in this transaction.

14. PROPERTY, PLANT, AND EQUIPMENT

	2010
	Historical cost	Accumulated depreciation	Net value	2009 Net value	01/01/2009 Net value
In service	18,041	(11,044)	6,997	7,010	7,398
Generation	16,419	(10,652)	5,767	5,845	6,271
Land	359	—	359	336	337
Reservoirs, dams and water courses	7,336	(4,600)	2,736	2,784	2,922
Buildings, works and improvements	1,913	(1,357)	556	526	538
Machinery and equipment	6,795	(4,687)	2,108	2,198	2,471
Vehicles	4	(3)	1	1	3
Furniture and fixtures	12	(5)	7	—	—

- Transmission	42	—	42	—	—
Buildings, works and improvements	42	—	42	—	—
Furniture and fixtures	—	—	—	—	—

- Management	84	(52)	31	35	54
Land	—	—	—	1	5
Buildings, works and improvements	22	(14)	8	13	18
Machinery and equipment	44	(30)	14	16	17
Vehicles	13	(3)	9	1	2
Furniture and fixtures	5	(5)	—	4	12

-Consortia	1,074	(170)	904	931	889
Land	51	—	51	51	50
Reservoirs, dams and water courses	307	(44)	264	271	220
Buildings, works and improvements	202	(32)	170	173	191
Machinery and equipment	513	(94)	419	435	427
Vehicles	—	—	—	—	—
Furniture and fixtures	1	—	1	1	1

- Telecoms	422	(170)	252	199	184
Land	—	—	—	—	—
Buildings, works and improvements	108	(38)	70	—	—
Machinery and equipment	313	(131)	182	199	184
Furniture and fixtures	1	(1)	—	—	—

In progress	1,231	—	1,232	1,293	641
- Generation	1,017	—	1,018	1,115	381
- Transmission	—	—	—	59	62
- Management	15	—	15	92	10
- Consortia	187	—	187	2	160
- Telecoms	12	—	12	25	28

Total of Property, Plant, and Equipment	19,272	(11,044)	8,229	8,303	8,039

The movement in property, plant, and equipment assets from December 31, 2009 to December 31, 2010 was as follows:

	Balance on 12/31/2009	Additions / transfers	Retirements	Accumulated Depreciation	Adjustment for Light	Balance on 12/31/2010

	7,010	334	(60)	(446)	160	6,998
Land	389	10	—	—	13	411
Reservoirs, dams and water courses	3,053	54	(11)	(157)	60	3,000
Buildings, works and improvements	712	177	(6)	(50)	13	845
Machinery and equipment	2,849	80	—	(235)	70	2,723
Vehicles	2	11	—	(2)	1	11
Furniture and fixtures	5	2	—	(2)	3	8
In progress	1,293	(62)	—	—	—	1,231
Total Property, Plant, and Equipment	8,303	272	(60)	(446)	160	8,229

The Company has not identified any indications of impairment with regards to its property, plant, and equipment assets. The concession contracts specify that, at the end of the concession contract period of each concession, the grantor will decide the amount to be indemnified to the Company. Management believes that the net book value value of property, plant, and equipment assets at the end of the concession period will be the indemnification amount reimbursed to the Company by the grantor.

ANEEL, under the Brazilian regulatory framework, is responsible for establishing and periodically reviewing useful economic life estimates for generation and transmission assets in the electricity sector. The useful life estimates established by the ANEEL are used in the processes of reviewing tariff rates and calculating the indemnification amounts due to the concessionaires at the end of the concession period.  These are recognized by the Company as reasonable and were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The average annual depreciation rates applied to the subsidiaries for the year ended December 31, 2010 were as follows:

Generation
Hydroelectric plants	2.49%
Thermoelectric plants	3.98%
Management and other	12.69%
Telecoms	6.72%

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

	Share in the electricity generated	Average annual depreciation rate %	2010	2009	01/01/2009

In service
Porto Estrela Plant	33.33%	2.48	39	39	39
Igarapava Plant	14.50%	2.58	56	56	56
FuniI Plant	49.00%	2.64	182	182	181
Queimado Plant	82.50%	2.45	207	207	194
Aimorés Plant	49.00%	2.62	550	550	544
Consórcio Capim Branco Energia S.A.	21.05%	2.50	56	51	51
Accumulated depreciation			(172)	(143)	(116)
Total, in service			918	942	949

In progress
Baguari Plant	34.00%		181	178	140
Queimado Plant	82.50%		2	—	13
FuniI Plant	49.00%		1	1	1
Aimorés Plant	49.00%		1	1	6
Igarapava Plant	14.50%		1	—	—
Porto Estrela Plant	33.33%		0	—	—
Consórcio Capim Branco Energia S.A.	21.05%		1	1	4
Total, construction in progress			187	181	164

Total, consortia			1,105	1,123	1,113

The depreciation of the assets in the property, plant and equipment of the consortia is calculated by the straight-line method, based on rates established by ANEEL.

In 2008 the Company transferred its interest in the Baguari Plant to the jointly-controlled subsidiary Baguari Energia S.A. ANEEL approved the transfer of the concession on February 2, 2010.

The table below shows, by project, the participation of the other partners in energy generation from the consortia:

Consortium — Power Plants	Consortium participants, other than CEMIG	Participation (%)
Porto Estrela Plant	Companhia de Tecidos Norte de Minas Gerais — Coteminas	33.34
	Vale S.A.	33.33

Igarapava Plant	Vale S.A.	38.15
	Companhia Mineira de Metais — CMN	23.93
	Companhia Siderúrgica Nacional — CSN	17.92
	Mineração Morro Velho – MMV	5.50

Funil Plant	Vale S.A.	51.00

Queimado Plant	Companhia Energética de Brasília	17.50

Aimorés Plant	Vale S.A.	51.00

Baguari Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00

Amador Aguiar I and II Plants	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda	17.89
	Companhia Mineira de Metais — CMM	12.63

Deemed Cost to the Generation Assets

As mentioned in Note 2, item 2.7.b, the CEMIG, in compliance with IAS 16, contracted a specialized company to assess the fair value of the CEMIG’s generation assets defining their fair value at replacement cost. This revaluation process did not change the useful life estimates of the assets, as the estimates are determined and established by ANEEL.

This revaluation resulted in an increase in the value of those assets, which was recorded in a specific account called “accumulated other comprehensive income” within both the Company’s shareholders’ equity and within each subsidiary’s shareholders’equity.

The table below summarizes the impacts arising from the deemed cost to the generation assets in the first-time adoption of IFRS:

	Book values on initial adoption: 01/01/2009			Value attributed on initial adoption: 01/01/2009
CEMIG Holding	Cost	Depreciation	Net value	Cost	Depreciation	Net value
Intangible	19	(17)	3	31	(28)	3
Land	202	—	202	359	—	359
Reservoirs, dams and water courses	3,859	(1,447)	2,412	7,479	(4,498)	2,981
Buildings, works and improvements	918	(373)	544	1,995	(1,324)	670
Machinery and equipment	2,269	(1,252)	1,017	6,962	(4,582)	2,380
Vehicles	6	(5)	2	10	(8)	2
Furniture and fixtures	5	(5)	0	11	(10)	1
Total property, plant, and equipment	7,279	(3,099)	4,180	16,847	(10,451)	6,396

As seen in the table, the difference in net value between the new valuation of the assets in the first-time adoption and the previously stated book value on the transition date was R$2,216. This effect was recorded to “accumulated other comprehensive income,” an account within shareholder’s equity.

Additionally, due to the increase in cost as a result of this revaluation, there was an increase in depreciation expense in the income statements for 2009 and 2010, in the amounts of R$231 and R$203, respectively.

15. INTANGIBLE ASSETS

	2010			2009	1/1/2009
	Historical cost	Accumulated amortization	Residual value	Residual value	Residual value
Temporary easements	64	(2)	61	20	11
Concessions for consideration	32	(8)	24	25	25
Concession assets	4,229	—	4,231	3,479	3,826
Assets in formation	3	—	3	14	14
Others	642	(157)	485	167	74
	4,970	(167)	4,804	3,705	3,950

The movement in intangible assets from January 1, 2009 to December 31, 2009 was as follows:

	01/01/2009	Additions	Retirements	Accumulated Amortization	Others	2009
Temporary easements	11	9	—	—	—	20
Concessions for consideration	25	0	—	—	—	25
Concession assets	3,826	526	(1)	(440)	(433)	3,479
Assets in formation	14	0	—	—	—	14
Others	74	132	—	(39)	—	167
	3,950	667	(1)	(479)	(433)	3,705

The movement in intangible assets from December 31, 2009 to December 31, 2010 was as follows:

	2009	Additions	Retirements	Accumulated Amortization	Others	2010
Temporary easements	20	41	—	—	—	61
Concessions for consideration	25	—	(1)	—	—	24
Concession assets	3,479	1,264	(34)	(479)	—	4,230
Assets in formation	14	—	—	—	(11)	3
Others	167	322	—	(4)	—	485
	3,705	1,628	(35)	(483)	(11)	4,804

The intangible assets such as software-use rights, brands and patents, and temporary easements are amortized on a straight-line basis, in accordance with the amortization rates established by ANEEL. The average annual amortization rate during 2010 was 20.00%.

The Company has not identified indications of impairment with regards to its intangible assets, substantially all of which have defined useful lives.  The assets are being amortized over the period of the concession or over periods specified by ANEEL Normative Resolution 367/09.

16. SUPPLIERS

	2010	2009	01/01/2009

Wholesale supply and transport of electricity
Eletrobrás — energy from Itaipu	151	149	197
Furnas Centrais Elétricas S.A.	31	56	68
Spot market - CCEE	127	36	108
Others	403	277	213
	712	518	586
Materials and services	409	334	306
	1,121	852	892

17. TAXES AND INCOME TAX AND SOCIAL CONTRIBUTION PAYABLE

a) Taxes payable

	2010	2009	01/01/2009
Current
Value-added tax - ICMS	277	294	286
Tax on revenue -COFINS	66	60	78
Tax on revenue -PASEP	11	17	14
Social security - INSS	23	19	18
Others	27	30	24
	403	420	420

Non-current
COFINS tax	531	268	84
PASEP tax	115	58	32
Others	47	1	7
	693	327	123

b) Income tax and social contribution payable

	2010	2009	01/01/2009
Current
Income tax	112	91	91
Social contribution tax	25	36	23
	137	127	114

Non-current
Deferred obligations
Income tax	712	737	789
Social contribution tax	353	252	258
	1,065	989	1,047

The non-current PASEP and COFINS obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes. The action also applies for offsetting of the amounts paid in the last 10 years. The Company has obtained interim relief from the court allowing it not to make the payment and authorizing payment through court deposits since 2008.

The non-current, deferred income tax and social contribution obligations refer primarily to the tax effect arising from the cost attributed to the generation assets in the initial adoption of IAS 16 and IFRS 1, as per Note 2.7 (b).

18. LOANS, FINANCINGS AND DEBENTURES

		Annual		2010			2009	01/01/2009
Lenders	Principal maturity	Interest Rates (%)	Currency	Current	Non- Current	TOTAL	TOTAL	TOTAL
IN FOREIGN CURRENCY
ABN Amro Real S.A. (3)	2013	6	US$	21	43	62	86	118
ABN Amro Real S.A. (4)	2009	6.35	US$	—	—	—	—	17
Banco do Brasil — A — Various bonds (1)	2024	Various	US$	10	42	51	67	94
Banco do Brasil (5)	2009	3.9	JPY	—	—	—	—	100
BNP Paribas	2012	5.89	Euro	3	1	4	7	13
BNP Paribas	2010	Libor + 1.875	US$	—	—	—	10	41
KFW	2016	4.5	Euro	1	7	9	12	17
Unibanco (6)	2009	6.5	US$	—	—	—	—	11
Unibanco (7)	2009	5.5	US$	—	—	—	—	5
Unibanco (8)	2009	5	US$	—	—	—	—	20
Brazilian National Treasury (10)	2024	Libor + Spread	US$	3	16	19	13	40
Santander do Brasil (13)	2009	7	US$	—	—	—	10	6
Banco do Brasil (13)	2009	8.66	US$	—	—	—	2	3
InterAmerican Development Bank (13)	2026	4.2	US$	1	33	34	32	43
Others	2025	Various	Various	8	3	12	12	19
Total foreign currency financing				47	145	191	251	547
IN BRAZILIAN CURRENCY
Banco Credit Suisse First Boston	2010	106.00 of CDI	R$	—	—	—	75	75
Banco do Brasil	2012	109.80 of CDI	R$	306	581	888	885	122
Banco do Brasil	2013	CDI + 1.70	R$	30	55	85	113	115
Banco do Brasil	2013	107.60 of CDI	R$	9	126	135	134	138
Banco do Brasil	2014	104.10 of CDI	R$	24	1,200	1,224	1,219	1,230
Banco do Brasil	2013	10.83	R$	37	594	630	—	—
Banco Itaú BBA	2013	CDI + 1.70	R$	85	150	235	311	316
Banco Itaú BBA	2014	CDI + 1.70	R$	1	3	4	4	4
Banco Votorantim	2010	113.50 of CDI	R$	—	—	—	54	54
Banco Votorantim	2013	CDI + 1.70	R$	26	51	77	102	103
BNDES	2026	TJLP+2.34	R$	8	111	119	124	—
Bradesco	2014	CDI + 1.70	R$	0	1	1	2	2
Bradesco	2013	CDI + 1.70	R$	108	189	296	392	399
Bradesco (23)	2010	113.00 of CDI	R$	—	—	—	2,742	—
Bradesco	2011	105.50 of CDI	R$	351	—	351	—	—
Debentures (12)	2009	CDI + 1.20	R$	—	—	—	—	357
Debentures (12)	2011	104.00 of CDI	R$	243	—	243	242	244
Debentures — Minas Gerais State Government (12) (15)	2031	IGP-M inflation index	R$	—	37	37	37	33
Debentures (12)	2014	IGP-M+10.50%	R$	20	334	355	319	325
Debentures (12)	2017	IPCA+7.96	R$	2	471	472	446	428
Debentures	2012	CDI + 0.90	R$	160	1,566	1,726	—	—
Debentures	2015	IPCA+7.68	R$	87	1,197	1,285	—	—
Eletrobrás	2013	Finel + 7.50 to 8.50	R$	13	24	37	48	61
Eletrobrás	2023	UFIR + 6.00 to 8.00%	R$	62	311	373	353	370

		Annual		2010			2009	01/01/2009
Lenders	Principal maturity	Interest Rates (%)	Currency	Current	Non- Current	TOTAL	TOTAL	TOTAL
Santander do Brasil	2013	CDI + 1.70	R$	21	40	61	81	81
Unibanco	2009	CDI + 2.98	R$	—	—	—	—	107
Unibanco	2013	CDI + 1.70	R$	86	155	241	319	323
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	—	—	—	38	105
Unibanco (2)	2013	CDI + 1.70	R$	23	37	60	79	80
Itaú and Bradesco (9)	2015	CDI + 1.70	R$	172	718	891	951	990
Minas Gerais Development Bank	2025	10	R$	1	8	9	10	10
Banco do Brasil (14)	2020	TJLP + 2.55	R$	3	23	26	28	29
Unibanco (14)	2020	TJLP + 2.55	R$	1	6	6	7	4
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	—	—	—	1	6
Debentures V (10)	2014	CDI + 1.50	R$	21	190	210	125	246
Debentures VI (10)	2011	115% of CDI	R$	79	—	79	39	—
CCB Bradesco (10)	2017	CDI + 0.85	R$	3	117	120	60	116
ABN Amro Real (10)	2010	CDI + 0.95	R$	1	21	22	11	21
Banco Itaú BBA (16)	2022	TJLP + 4.55	R$	0	5	5	7	3
BNDES — Finem (10)	2019	TJLP	R$	34	155	190	72	108
Regional Devt. Bank of the Extreme South (16)	2022	TJLP + 4.55	R$	1	5	5	7	3
Unibanco (16)	2022	TJLP + 4.55	R$		2	2	2	1
Unibanco (16)	2022	IGP-M + 9.85%	R$	0	3	3	4	2
BNDES (17)	2033	TJLP + 2.40	R$	—	262	262	135	—
Debentures (17)	2013	IPCA inflation index	R$	—	182	182	162	—
BNDES — Onlending (17)	2033	TJLP	R$	—	316	316	109	—
BNDES — Principal Subcredit A/B/C/D (16)	2022	Various	R$	43	322	366	274	155
BNDES (18)	2024	TJLP + 2.50	R$	3	39	42	25	—
CEF (19)	2022	TJLP + 3.50	R$	6	61	67	64	—
CEF (20)	2021	TJLP + 3.50	R$	5	49	54	56	—
CEF (21)	2022	TJLP + 3.50	R$	8	89	97	89	—
BNDES (22)	2018	Various	R$	2	12	14	304	—
Syndicate of Banks (22)	2010	CDI + 1.50	R$	9	18	28	180	—
CEF (22)	2016	117.5 of CDI	R$	2	11	13	—	0
Debentures (22)	2017	CDI+1.6	R$	17	802	820	—	0
BNDES (24)	2016	TJLP + 3.12	R$	28	131	158	123	—
BNDES (25) Cemig Telecom	2017	Various	R$	1	48	49	—	—
Others	2025	Various	R$	14	51	65	78	31
Total Brazilian currency financing				2,156	10,879	13,036	11,042	6,797
TOTAL				2,203	11,024	13,227	11,293	7,344

(1)                         These interest rates, which are based on the six-month Libor rate plus a spread of 0.81 to 0.88% per year, vary from  2.00 to 8.00 % per year;

(2)                         Loan of the holding company;

(3) to (8) Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account:

(3) CDI + 1.50% per year;

(4) CDI + 2.12% per year;

(5) 111.00% of the CDI rate;

(6) CDI + 2.98% per year;

(7) CDI + 3.01% per year; and

(8) CDI + 3.01% per year

(9)                         Refers to the senior quotas of the FIDC. See Note 12.

(10)                   Loans, financings and debentures of RME (Light).

(11)                   Consolidated loans and financings of the transmission companies acquired in August 2006.

(12)                   Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(13)                   Financing of Transchile.

(14)                   Financing of Cachoeirão.

(15)                   Contracts adjusted to present value, as per changes to the corporate law in accordance with Law 11638/07.

(16)                   Consolidated loans and financings of the TBE group.

(17)                   Loan contracted for the jointly-controlled subsidiary Madeira Energia.

(18)                   Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(19)                   Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.

(20)                   Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.

(21)                   Loan contracted for the jointly-controlled subsidiary VDR S.A.

(22)                   Loan contracted for the jointly-controlled subsidiary TAESA.

(23)                   3rd issue of Promissory Notes by Cemig GT.

(24)                   Loan and financing of Gasmig.

(25)                   Loan arranged by Cemig Telecom — Ativas.

The consolidated composition foreign currency financings and domestic currency financings at December 31, 2010 are as follows:

	2011	2012	2013	2014	2015	2016	2017	2018 and later years	Total
Currency
U.S. dollar	42	31	28	5	2	2	3	62	175
Euro	5	3	2	2	1	2	—	—	15
UMBNDES (**)	0	0	0	0	1	0	0	0	1
	47	34	30	7	4	4	3	62	191

Indexors
IPCA (Expanded Consumer Price Index)	94	118	507	444	613	157	156	—	2,089
UFIR (Fiscal Reference Unit) / RGR	62	59	53	51	45	36	28	40	374
Interbank CD (CDI)	1,763	3,147	1,203	890	391	131	130	—	7,655
Eletrobrás Finel internal index	13	13	12	—	—	—	—	—	38
URTJ (*)	144	152	150	162	151	119	87	715	1,680
IGP-M inflation index	23	4	4	338	3	2	2	47	423
UMBndes (**)	16	22	22	22	21	17	8	6	134
Others (IGP-DI, INPC) (***)	4	0	0	1	4	0	0	0	9
No index	37	(4)	597	—	3	—	—	—	633
	2,156	3,511	2,548	1,908	1,231	462	411	808	13,036
	2,203	3,545	2,578	1,915	1,235	466	414	870	13,227

(*)	URTJ = Interest Rate Reference Unit.
(**)	UMBNDES = BNDES Monetary Unit.
(***)	IGP-DI inflation index (General Price Index — Domestic Availability).
INPC — National Consumer Price Index.

The movement on financings from January 1, 2009 to December 31, 2009, and from December 31, 2009 to December 31, 2010 was as follows:

Balance on January 01, 2009	7,345
Acquisition of jointly-controlled subsidiaries – initial balance	913
Loans, financings and debentures obtained	4,310
Monetary and Foreign currency (FX) variation	(6)
Borrowing costs	1
Costs to be appropriated	(1)
Financial charges provisioned	713
Financial charges paid	(688)
Capitalization	10
Adjustment to present value	7
Amortization of financings	(1,016)
Elimination of minority interest in Light, 2008	(295)
Balance at December 31, 2009	11,293
Acquisition of jointly-controlled subsidiaries – initial balance	763
Loans, financings and debentures obtained	5,464
Monetary and FX variation	213
Borrowing costs	(23)
Amortization of costs of obtaining funding	5
Financial charges provisioned	1,105
Financial charges paid	(803)
Capitalization	2
Adjustment to present value	(17)
Amortization of financings	(4,775)
Balance at December 31, 2010	13,227

The consolidated totals of funds raised in 2010 are as follows:

Loans / Financing sources	Principal maturity	Interest rates	Amount raised
IN BRAZILIAN CURRENCY
Banco Bradesco S.A.	2015	7.67%	1,162
Banco Bradesco S.A.	2012	CDI + 0.90	1,586
Financiadora de Estudos e Projetos FINEP	2015	URTJ + 5.00	2
Financiadora de Estudos e Projetos FINEP	2018	URTJ + 8.00	5
Hidrelétrica Pipoca	2011	IPCA	1
Debentures	2015	CDI + 1.30%	196
Debentures	2015	IPCA+7.91¨%	145
Brasnorte (CEF)	2016	117.5% of CDI	14
Debentures	2017	106.0% of CDI	462
Banco Itaú	2010	130% of CDI	35
BNDES	2024	TJLP 6% + 2.56%	69
Pine	2010	100% CDI + 0.40	2
BNDES	2019	4.5%	12
BNDES	2014	2.4% + TJLP	32
Banco Amazônia FNO	2015	10%	15
BNDES	2014	3.8%	79
BNDES	2015	2.4% + TJLP	82
Banco Amazônia FNO	2016	10%	15
BNDES	2015	3.8%	82
Banco Itaú BBA	2010	101.2% of CDI	195
BNDES	2017	TJLP + 2.58%	26
BNDES	2017	TJLP + 3.58%	23
BNDES	2019	TJLP + 4.50%	18
ABN Amro Banking	2014	0.95% of CDI	21
BNDES	2016	TJLP + 2.05%	2
BNDES	2015	4.5%	4
BNDES	2015	TJLP + 1.88%	4
BID	2026	4.2%	11
BNDES	2016	TJLP + 3.12	39
BNDES Participações S.A – BNDESPAR (1)	2017	2.62% + TJLP	23
BNDES Participações S.A – BNDESPAR (2)	2017	3.32% + TJLP	9
BNDES Participações S.A – BNDESPAR (3)	2017	1.72% + TJLP	3
BNDES Participações S.A – BNDESPAR (4)	2017	2.62% + TJLP	7
BNDES Participações S.A – BNDESPAR (5)	2017	3.32% + TJLP	3
BNDES Participações S.A – BNDESPAR (6)	2017	1.72% + TJLP	2
BNDES	2025	TJLP*2.15	9
BNDES	2025	TJLP*2.15	5
Banco Itaú	2010	130% of CDI	14
BNDES	2024	TJLP 6% + 2.56%	28
Pine	2010	100% CDI + 0.40	1
BNDES	2019	4.5%	5
Eletrobrás	2015	7%	16
Banco do Brasil	2013	10.826922%	230
Banco do Brasil	2013	10.826922%	370
Eletrobrás	2020	6%	50
Banco Bradesco	2011	105.5 of CDI	350
Total raised			5,464

a) Restrictive Covenants

Cemig and its subsidiaries Cemig D and Cemig GT have contracts for loans, financing agreements and debentures which contain certain restrictive financial covenants, requiring compliance on a semi-annual basis at the end of June and December each year. At December 31, 2010, some clauses were not complied with. For this purpose, the company obtained consent from its creditors, in 2010, that they would not exercise their rights to demand immediate or early payment of amounts owed up until January 1, 2012.

As of December 31, 2009, the Company was not compliant with certain restrictive clauses mentioned above, and consent was obtained from creditors during the year 2010. As a result the contracts whose clauses were not complied with were recognized in current liabilities in 2009 and reclassified to non-current in 2010.

The restrictive clauses of contracts for loans and financings of the other subsidiaries and jointly-controlled subsidiaries were fully complied with as of December 31, 2010 and 2009.

The following are the principal restrictive covenants:

Restrictive covenant	Index required

Debt / EBITDA	Less than or equal to 2.5
Debt / EBITDA	Less than or equal to 3.36
Net debt / EBITDA	Less than or equal to 3.25
Current debt / EBITDA	Less than or equal to 90%
Debt / (Shareholders’ equity + Debt)	Less than or equal to 53%
EBITDA / Cost of debt	Greater than or equal to 2.8
EBITDA / interest	Greater than or equal to 3.0
EBITDA / Financial expenses	Greater than or equal to 2.0
Capital expenditure / EBITDA	Less than or equal to 60%

Net debt = Total debt less the sum of (cash balance plus tradable securities).

EBITDA = Earnings before interest, taxes (on profit), depreciation and amortization. Specific criteria for the calculation of EBITDA are made in some contracts, with some variations from this formula.

As of and for the year ended December 31, 2010, certain financial covenants were not complied with, as follows:

Description of the restrictive covenant	Index required	Position on 12/31/2010
CEMIG
Debt / (Shareholders’ equity + Debt)	Less than or equal to 53%	53.54%
Debt / EBITDA	Less than or equal to 2.5	2.91
Cemig D
Debt / (Shareholders’ equity + Debt)	Less than or equal to 53%	56.18%

b) Debentures

The debentures issued by the Company’s subsidiaries and jointly-controlled subsidiaries are non-convertible.

19. REGULATORY CHARGES

	2010	2009	01/01/2009

Global Reversion Reserve – RGR	46	37	34
Fuel Consumption Account – CCC	51	12	48
Energy Development Account – CDE	35	36	34
Eletrobrás – Compulsory loan	1	1	1
ANEEL inspection charge	4	4	3
Energy Efficiency	156	185	172
Research and Development	197	175	146
Energy System Expansion Research	4	3	21
National Scientific and Technological Development Fund	8	7	41
Alternative Energy Program – Proinfa	18	16	9
Emergency capacity charge	3	—	—
0.30% additional payment – Law 12111/09	3	—	—
	526	476	509

Current liabilities	384	324	489
Non-current liabilities	142	152	20

20. EMPLOYEE POST-RETIREMENT BENEFITS

The FORLUZ Pension Fund

The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or “FORLUZ”) covering substantially all of its employees. The purpose of the pension plan is to provide the plan’s associates and participants, and their dependents and beneficiaries, with additional financial income to complement their retirement.

On December 31, 2004, the actuarial obligations and plan assets were separated and allocated to the entities of CEMIG, Cemig GT and Cemig D, based on their respective employee proportions of the Company’s total workforce.

FORLUZ makes the following supplementary pension plan benefits available to its participants:

Mixed Benefits Plan (“Plan B”): This plan operates as a defined-contribution plan during the fund accumulation phase for retirement benefits of full-time time. The plan operates as a defined-benefit plan, providing disability and life insurance benefits to actively employed participants and for receipt of benefits for time contributed. The sponsors match the basic monthly contributions of the participants. Plan B is the only plan open to enrollment by new participants.

The sponsor contribution to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for disability or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the current income statement as and when the Company makes payments, under Personnel expenses.

Pension Benefits Balances Plan (“Plan A”): This plan includes all currently employed and assisted participants who elected to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For actively employed participants, this benefit has been deferred to the retirement date.

CEMIG, Cemig GT and Cemig D also maintain, independently of the plans made available by FORLUZ, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employee and dependents, administered by FORLUZ.

Separation of the Health Plan into Cemig Saúde

On August 26, 2008, FORLUZ’s Executive Council, complying with orders issued by the Private Pension Plans Authority (SPC) in Brazil, decided to transfer the management responsibilities and activities of CEMIG’s Integrated Health Plan (PSI), along with all of PSI’s existing benefits and coverage, into its own separate entity, called Cemig Saúde. The reasoning as to why SPC issued such orders was that it believed it would be difficult if not impossible for health plans to retain participants that were not also participants in companies’ pension and retirement plans. The dental and pension plans are still managed by FORLUZ. The process of separating PSI into Cemig Saúde was concluded in 2010.

Amortization of Deficit in Actuarial Reserves

In this Note the Company demonstrates its actuarial obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards set forth in IAS 19 (Benefits to employees) and an independent actuarial opinion issued as of December 31, 2010.

As a result of that aforementioned standard, the accumulated actuarial gains and losses up to December 31, 2008 were recognized in full against shareholders’ equity. For more details, see Note 2.

It was recognized by the Company an obligation for post-employment benefits, in the amount of R$868 on December 31, 2010 (R$904 on December 31, 2009) related to actuarial losses from prior years related to the pension fund. These obligations are being amortized in monthly installments, through June 2024, and are calculated under the fixed-installment system (“Price Table”). After the Third Amendment to the FORLUZ Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

The post-employment obligation as included in the Company’s consolidated statement of financial position represents the difference between the debt amount as agreed-upon with FORLUZ for amortization of the actuarial obligations and the actuarial liability to the pension fund as calculated by an independent actuary. Because the Company is required to pay this debt even if FORLUZ has a surplus, the Company recorded the debt in full against shareholders’ equity on the transition date and then recorded the impacts relating to monetary updating and interest in the income statement.

The Braslight Pension Fund

Light is a sponsor of Fundação de Seguridade Social Braslight (“Braslight”), a non-profit private pension plan entity whose purpose is to guarantee retirement revenue to Light employees subscribed with the Foundation, and pension revenue to their dependents.

Braslight was instituted in April 1974, and has three plans — A, B and C — implemented in 1975, 1984 and 1998, respectively. About 96% of the active participants that were formerly in plans A and B have migrated to plan C.

While Plan A and Plan B are defined-benefit plans, Plan C is an integrated plan in which the specified benefits (retirement not arising from disability, and the respective pension reversal), during the capitalization phase are treated in a defined-contribution manner, without any link to the INSS, and the risk benefits (health care assistance, retirement for disability, and life insurance benefits), as well as those of continued post-retirement income, once granted, are treated in a defined-benefit manner.

On October 2, 2001, the Private Pension Plans Secretariat approved a resolution with regards to the actuarial deficit and refinancing of the Braslight amortizable pension plan reserve, which were then fully recognized. Based on this resolution, the reserve is being amortized on a straight-line basis through 300 monthly installments, starting in July 2001. The installments are monetarily updated for variations in the IGP-DI inflation index and for 6% interest per year. As of December 31, 2010, the Braslight pension plan reserve totaled to R$1,016 (R$956 as of December 31, 2009). The proportion of the reserve, amortization, and related accumulated amortization, consolidated into CEMIG’s consolidated financial statements was 26.06% based on its percentage ownership in Light as of December 31, 2010 (13.03% in 2009).

The liabilities and expenses recognized by Light in connection with the supplementary retirement plan are adjusted in accordance with the terms of IAS 19 (Benefits to employees) and in conformity with the information as provided through an opinion from independent actuaries. The 2010 independent actuarial valuation was performed as of December 31, 2010.

Independent Actuarial Information

The tables below demonstrate CEMIG’s actuarial information for the years ended December 31, 2009 and December 31, 2010, which includes the additional value relating to the proportional consolidation of Light, as mentioned above:

2009	Pension plans and supplementary retirement plans	Health Plan	Dental Plan	Life Insurance
Present value of funded obligations	5,850	532	24	395
Fair value of plan assets	(5,411)	—	—	—
Present value of unfunded obligations	439	532	24	395
Unrecognized actuarial gains (losses)	320	14	4	12
Net liabilities	759	546	28	407
Addition related to the debt to FORLUZ	145	—	—	—
Total net liabilities	904	546	28	407

2010	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Present value of funded obligations	6,657	575	17	466
Fair value of the plan assets	(6,540)	—	—	—
Present value of unfunded obligations	117	575	17	466
Unrecognized actuarial gains (losses)	519	(21)	13	(22)
Net liabilities	636	554	30	444
Addition related to the debt to FORLUZ	232	—	—	—
Total net liabilities	868	554	30	444

As previously mentioned, the Company records an additional obligation to account for the difference between the obligation for supplementary provision of retirement pensions stated in the actuarial opinion and the debt agreed-upon with the FORLUZ.

The unrecognized actuarial gains and losses that exceeded 10% of the total of post-employment benefit obligations will be recognized in the income statement over approximately 11 years, which is the average future time of service of present active participants, since 2009.

The changes in the Company’s present value of defined-benefit obligations from January 1, 2009 to December 31, 2009, and December 31, 2009 to December 31, 2010 were as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Defined-benefit obligation on 01/01/2009	5,573	523	26	373
Cost of current service	5	6	0	5
Interest on the actuarial obligation	549	52	3	38
Actuarial losses (gains) recognized	122	(14)	(4)	(12)
Benefits paid	(399)	(35)	(1)	(9)
Defined-benefit obligation on 12/31/2009	5,850	532	24	395
Cost of current service	5	5	0	6
Interest on the actuarial obligation	605	55	3	42
Actuarial losses (gains) recognized	646	37	(9)	34
Benefits paid	(449)	(54)	(1)	(11)
Defined-benefit obligation on 12/31/2010	6,657	575	17	466

The changes in the Company’s fair value of plan assets from January 1, 2009 to December 31, 2009, and December 31, 2009 to December 31, 2010 were as follows:

Pension plans and retirement supplement plans
Fair value of plan assets on 01/01/2009	4,655
Actual return	558
Actuarial losses (gains) recognized	442
Employer Contributions	155
Benefits paid	(399)
Fair value of plan assets on 12/31/2009	5,411
Actual return	1,442
Employer Contributions	136
Benefits paid	(449)
Fair value of plan assets on 12/31/2010	6,540

The amounts recognized in the income statement for the year ended December 31, 2009 were as follows:

	FORLUZ	Health Plan	Dental Plan	Life Insurance
Cost of current service	5	6	0	5
Interest on the actuarial obligation	549	52	3	38
Expected return on plan assets	(558)	0	—	—
Actuarial losses (gains) recognized	—	0	—	—
Expense in 2010 as per actuarial opinion	(4)	58	3	43
Adjustment relating to debt to FORLUZ	105	—	—	—
Total expense recorded in 2009	101	58	3	43

The amounts recognized in the income statement for the year ended December 31, 2010 were as follows:

	FORLUZ	Health Plan	Dental Plan	Life Insurance
Cost of current service	5	5	0	6
Interest on the actuarial obligation	605	56	3	41
Expected return on plan assets	(597)	—	—	—
Actuarial losses (gains) recognized	—	1	0	0
Expense in 2010 as per actuarial opinion	13	62	3	47
Adjustment relating to debt to FORLUZ	88	0	0	0
Expense in 2010	101	62	3	47

The movement in net liabilities from January 1, 2009 to December 31, 2009, and from December 31, 2009 to December 31, 2010 as follows:

	Pension plans and retirement supplement plans
	FORLUZ	Health Plan	Dental Plan	Life Insurance
Net liabilities on January 1, 2009	958	523	26	373
Expenses incurred	101	58	3	43
Contributions paid	(155)	(35)	(1)	(9)
Net liabilities on December 31, 2009	904	546	28	407
Expenses incurred	101	62	3	47
Contributions paid	(137)	(54)	(1)	(10)
Net liabilities on December 31, 2010	868	554	30	444

The expenses on pension funds are recorded in financial revenues (expenses) because they represent the interest and monetary adjustments relating to the debt to FORLUZ, as mentioned previously in this Note. The expenses related to the health, dental, and life insurance plans are recorded as operational expenses.

The independent actuary’s estimate for the 2011 expense amount to be recognized is as follows:

	Pension plans and retirement supplement plans
	FORLUZ	Health Plan	Dental Plan	Life Insurance
Cost of current service	7	11	0	5
Interest on the actuarial obligation	673	58	2	48
Expected return on plan assets	(732)	—	—	—
Actuarial losses (gains) recognized	—	0	(1)	0
Estimated expense in 2011	(52)	69	1	53

The independent actuary’s estimate for the payment of benefits during 2011 is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Estimated payment of benefits in 2011	491	45	1	14

Cemig D expects to make contributions totaling R$145 to the pension fund during 2011.

The main categories of plan assets, as a percentage of the plan’s total assets, are as follows:

	CEMIG, Cemig GT and Cemig D
	2010	2009	2009
Shares in Brazilian companies	15.00%	10.00%	9.00%
Fixed income securities	85.00%	84.00%	91.00%
Real estate properties	—	3.00%	—
Others	—	3.00%	—
	100.00%	100.00%	100.00%

The Company’s consolidated pension plan assets include the following assets, valued at fair value, held by both CEMIG and Light:

	2010	2009
Non-convertible debentures issued by the sponsors	450	251
Shares issued by the sponsors	10	10
Real estate properties of FORLUZ, occupied by the sponsors	185	159
	645	420

The table below demonstrates the key assumptions utilized by the Company for its defined benefit pension plans for the years ended December 31, 2008, December 31, 2009, and December 31, 2010:

	2010	2009	2008
Annual discount rate	10.50%	10.76%	10.24%
Annual expected return on plan assets	11.50%	11.34%	12.32%
Annual long-term inflation rate	4.50%	4.00%	4.00%
Annual salary increases	6.59%	6.08%	6.08%
Mortality rate	AT-2000	AT-2000	AT-83
Disability rate	Light Average	Light Average	Light Average
Disable mortality rate	IAPB-57	IAPB-57	IAPB-57

21. PROVISIONS AND CONTINGENCIES

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

	Balance on 01/01/2009	Balance in 2009	Additions / Updates (—) Reversals	Closed	Balance in 2010
Labor claims
Various	123	102	(25)	37	114

Civil lawsuits
Personal injury	35	27	(7)	—	20
Rate increase	104	70	139	(193)	15
Environmental	—	9	(4)	(2)	3
Other	168	130	(5)	(22)	103

Tax
FINSOCIAL	21	22	0	—	22
PIS and COFINS	58	2	(1)	0	2
ICMS	19	15	—	(15)	—
Taxes payable — suspended liability	77	85	(2)	(83)	—
Social contribution	7	—	—	—	—
INSS	34	9	0	(8)	1
Other	20	17	(9)	56	64

Regulatory
ANEEL administrative proceedings	56	74	(47)	—	27
TOTAL	722	562	39	(230)	371

Certain details relating to such provisions are as follows:

(a)          Labor claims

The complaints under the labor laws are basically disputes on overtime, additional amounts for dangerous work, property damages and pain and suffering.

(b)         Rate increase

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government’s economic stabilization “Cruzado Plan” in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers’ claims and recent court decisions. While the exposure for these rate increase claims considered as probable or possible was approximately R$24 as of December 31, 2010, the loss amount considered as probable and provisioned for was R$15 (R$70 on December 31, 2009 and R$104 on January 1, 2009).

In May 2010, the Company signed a settlement in relation to the legal action filed by an industrial consumer for reimbursement of a rate increase levied by the National Water and Energy Department (DNAEE) during the Cruzado Plan. Under this settlement, the Company agreed to compensate the consumer R$177, the total amount of which includes R$93 to be offset against unpaid invoices, R$85 to be realized through credits on future bills for supply of electricity from CEMIG and use of the Company’s distribution systems. It was agreed upon that this amount will not in any adjustment or monetary updating, and includes the legal fees. The full R$177 has been expensed in the income statement for the year ended December 31, 2010.

With regards to this compensation, as of December 31, 2010, there was a total amount of R$23 which had not yet been offset by electricity invoices.  As a result, this amount is presented in other current liabilities in the consolidated balance sheet herein.

(c)         ICMS

Since 1999, Light has been inspected a number of times by the tax authority in the state of Rio de Janeiro in for ICMS value-added tax infringement. As of December 31, 2010, the Company had received but had yet to make payment on certain infringement notices received from the tax authority. Based on review of the infringement notices and on consultations with its legal department, Management believes that only part of the infringement amounts claimed represent a probable risk of loss for which the existence of a present obligation on the date of the financial statements is more likely than not, provisioned in the amount of R$25 (R$11 on December 31, 2009 and R$19,  on January 1, 2009).

(d)         Taxes payable — suspended liability

The recorded provision of R$86 as of December 31, 2010 (R$85 on December 31, 2009 and R$77 on January 1, 2009) is related to the deduction of the social contribution tax paid in the calculation of income tax. CEMIG had a preliminary court order granted by the Eighth Civil Court of the Federal Justice, on April 17, 1998, for the exemption of payment. However, in 2010 CEMIG lost this exemption and made payment in the amount of R$91.  Despite making payment, the Company has filed an appeal with the court to dispute the decision.

(e)          Social security

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for an alleged joint liability to withhold payments at the source on amounts paid for contractor services and the applicable social security contribution to employees’ profit shares.

Light challenged the legality of Law 7787/89, which increased the social security contribution percentage applying to employee benefit expenses, holding the position that INSS also changed the bases for social contribution calculations during the period July to September 1989.  The court decided in favor of the Company, and as a result, the Company has offset its social security contribution amounts payable.

The Company assessed its chance of loss in the actions as “probable,” and recorded a provision in the amount of R$17, which is the liability as included in the consolidated balance sheet as of December 31, 2010 (R$8 on December 31, 2009 and R$34 on January 1, 2009).

(f)           Environmental administrative proceedings

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that the Company failed to take proper environmental safety and protection measures in controlling the water flow and machinery operation at its Três Marias Hydroelectric Plant in 2006 and 2007, which resulted in a number of dead fish. The Company assessed the likelihood of loss in this legal proceeding as more likely than not, and recorded a provision in the amount of R$3, which represents the amount included in the consolidated balance sheet as of December 31, 2010 (R$7 on December 31, 2009).

(g)         Other civil lawsuits

Several civil claims were brought by people who have suffered damages arising mainly from accidents that occurred during the ordinary course of CEMIG business and damages suffered as a result of the interruption of the supply of energy to them. The provision as of December 31, 2010 represents the potential loss relating to these matters.

(h)         Contingent liabilities

(I) Acts of ANEEL

ANEEL has filed a regulatory proceeding against CEMIG claiming that CEMIG owes the Federal Government R$963 as of December 31, 2010 (R$1,157 as of December 31, 2009) due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an official collection notice for the amount referred to, to be paid before January 30, 2004. The Company did not make such payment since it believes that the likelihood of an adverse outcome is possible, but not probable.

(II) Social security and tax obligations — indemnity of the “Anuênio” and profit shares.

CEMIG and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. paid an indemnity to the employees in 2006, in the amount of R$178, in exchange for the rights to future payments known as “Anuênios” which would be incorporated into salaries. The Company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the Federal Tax Authority, the Company and its subsidiaries decided to file for orders of mandamus to allow payment to the Court of the amount of any obligations, in the amount of R$179 as of December 31, 2010 (R$167 on December 31, 2009 and R$155 on January 1, 2009), posted in Deposits connected to legal actions in Long term assets. No provision was made for possible losses in this matter since the company and its subsidiaries classify the risk of loss in this action as possible, but not probable.

In September 2006, CEMIG was notified by the Social Security National Institute, INSS, as a result of the non-payment of the social security contribution on the amounts paid as profit sharing during the period of 2000 to 2004, representing R$196 as of December 31, 2010 (R$122 as of December 31, 2009, and R$112 as of January 1, 2009). The Company appealed in the administrative sphere against the decision. No provision has been constituted since CEMIG believes it has arguments on the merit for defense, and the adverse outcome in this action is considered to be possible, but not probable.

(III) Value-added tax (ICMS)

Since 2002 the Company has received a subsidy from Eletrobrás in relation to the discounts given to low income consumers. The Minas Gerais state office of the Federal Tax Authority served an infringement notice on CEMIG, on the argument that the subsidy should be subject to the value-added tax (ICMS), in the total amount of R$143 as of December 31, 2009, not including the amount which might be claimed by the Federal Tax Authority for the periods subsequent to the infringement notice. In 2010, the Company enrolled in the Minas Gerais State Special Tax Installment Program for ICMS, which was created by the Minas Gerais State Government through decree 45358 on May 4, 2010.  As a result of its enrollment, the Company recorded a provision of R$26 in August 2010, which is the contingent liability amount included in the consolidated statement of financial position as of December 31, 2010 herein.

CEMIG was served an infringement notice, as a co-responsible party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State Tax Authority demanded payment of the ICMS tax on these transactions, in the amount of R$51 as of December 31, 2010 (R$49 as of December 2009, and R$18 as of January 1, 2009). If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The expectation of loss in this matter is possible, but not probable.

(IV) Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders the CCEE to recalculate the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for CEMIG, referring to the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$113 as of December 31, 2010 (R$95 as of December 31, 2009, and R$76 as of January 1, 2009). On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirements to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. No provision has been constituted since CEMIG believes it has arguments on the merit for defense. The expectation of loss in this matter is possible, but not probable.

(V) Civil lawsuits — consumers

Various consumers and the Public Prosecutor of Minas Gerais have brought civil claims against CEMIG contesting rate adjustments applied in prior years, including rate subsidies granted to low-income consumers, the special rate adjustment, the inflationary index used to increase the electric rates in April 2003 and double reimbursement for any amounts that the Company found to have wrongfully collected and substitution of current adjustment index contained in the concession agreement as well as a revision of the methodology for calculation of the “X” Factor. The case was dismissed by the court in August 2010 and the case was set aside, as expected by the Company’s counsel.

The Company is the defendant in suits challenging the charging of tax on public lighting. These claims total an estimated amount of R$637 as of December 31, 2010 (R$909 as of December 31, 2009, and R$526 as of January 1, 2009). The Company believes that the likelihood of an adverse outcome in this matter is possible, but not probable.

(VI) PIS and COFINS taxes

Light had two legal actions in which it challenged the constitutionality of certain aspects of Law 9718/98 and the validity of a collection claim made by the Federal Tax Authority, which sets forth legislation surrounding PIS and COFINS taxes, as follows:

In the first action, the Company challenged the constitutionality of the changes imposed by the aforementioned law with respect to: (i) the expansion of the taxable base for PIS and COFINS tax calculation purposes, and (ii) the increase in the COFINS tax rate from 2% to 3%.  In the Company’s appeal to the Federal Supreme Court, final judgment was given, against which there is no further appeal, with respect to the constitutionality of the expansion of the taxable base for PIS and COFINS tax calculations. The Company obtained a favorable decision, as the final judgment declared Article 3, § 1º, of Law 9718/98 unconstitutional. As such, the Company reversed its PIS and COFINS provision in the amount of R$108 in 2008. The Company is still awaiting the court’s decision with regards to the constitutionality of the increase in the COFINS tax rate.

In the second action, the Company alleged that certain amounts included in the Collection Letter issued by the Federal Tax Authority on January 31, 2007 are invalid claims because the tax credits registered by the Federal inspectors were not recorded in the allowable time period. The Company obtained an injunction from the courtsuspending collection. The Company obtained an unfavorable decision with regards to the Regional Federal Appeal Court. The Company has appealed the decision and is awaiting a judgment decision from the Higher Appeal Courts. As to the merits, the judgment of the first instance is awaited. The Company believes the likelihood of an adverse outcome in this matter is possible, but not probable. Light opted to include this case in the new procedure for payment by installments (Law 11941/09).

In addition to the issues described above, CEMIG and its subsidiaries are involved as a defendant in several other smaller scale cases, arising from incidents which occurred during the ordinary course of business. Management believes that it has an adequate defense for these actions and does not expect the result of such legal actions to cause significant losses that would have a material adverse effect on the Company’s consolidated financial statements for the year ended December 31, 2010.

Proceedings in which the Company is the Plaintiff and Success is Assessed as Probable

PASEP and COFINS — Expansion of the Base for Tax Calculation Purposes

CEMIG Holdings alleged a legal claim challenging the fairness of the expansion of the taxable base for PIS and COFINS tax calculation purposes on financial revenue and on other non-operational revenues during the period from 1999 to 2004, by Law 9718 of November 27, 1998; and obtained a favorable judgment in , and is currently undergoing a second instance. In the event that this action is won in the final instance (subject to no further appeal) — and we note that the Federal Supreme Court has ruled on similar cases in favor of the taxpayer.  Should the Company obtain a favorable result in the final judgment, it will record a gain to the income statement in the amount of R$186 (R$178 on December 31, 2009), net of income tax and social contribution.

22. SHAREHOLDERS’ EQUITY

(a)                        Share Capital

The breakdown of the shares in share capital, each with a par value of R$5.00, are distributed as follows:

	Number of shares as of December 31, 2010
Shareholders	Common	%	Preferred	%	Total	%
Minas Gerais State	151,993,292	51	—	—	151,993,292	22
Other entities of Minas Gerais State	40,197	—	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	—	—	98,321,592	14
Other:
In Brazil	35,084,145	12	88,391,812	23	123,475,957	18
Outside Brazil	12,830,442	4	288,695,630	75	301,526,072	45
Total	298,269,668	100	384,144,914	100	682,414,582	100

	Number of shares as of December 31, 2009
Shareholders	Common	%	Preferred	%	Total	%
Minas Gerais State	138,175,720	51	—	—	138,175,720	22
Other entities of Minas Gerais State	36,544	—	6,415,884	2	6,452,428	1
Southern Electric Brasil Participações Ltda.	89,383,266	33	—	—	89,383,266	14
Other:
In Brazil	30,674,164	11	84,113,055	24	114,787,219	19
Outside Brazil	12,884,549	5	258,693,710	74	271,578,259	44
Total	271,154,243	100	349,222,649	100	620,376,892	100

	Number of shares as of January 1, 2009
Shareholders	Common	%	Preferred	%	Total	%
Minas Gerais State	110,540,576	51	—	—	110,540,576	22
Other entities of Minas Gerais State	29,236	—	4,974,466	2	5,003,702	1
Southern Electric Brasil Participações Ltda.	71,506,613	33	—	—	71,506,613	14
Other:
In Brazil	21,512,579	10	83,135,407	30	104,647,986	22
Outside Brazil	13,334,390	6	191,268,246	68	204,602,636	41
Total	216,923,394	100	279,378,119	100	496,301,513	100

2009 Increase in Registered Capital

In the April 29, 2009 Annual General Meeting of the Shareholders, CEMIG’s shareholders approved the capital increase through the use of the Earnings Reserve so as to comply with Article 199 of the Corporate Law, which limits the amount of the reserves to the amount of the company’s registered capital. Therefore, the recorded capital of CEMIG, according to the Brazilian Corporate Law, increased from R$2,482 to R$3,102 with issuance of 124,075,378 new shares to existing shareholders in proportion to their relative ownership, through capitalization of R$606 of the balance on the Retained Earning Reserve and R$14 of the balance on the Capital Reserve, distributing as a consequence to shareholders a bonus of 25%, in new shares, of the same type as those held, and with a par value of R$5.00.

2010 Increase in Registered Capital

In the April 29, 2010 Annual General Meeting of the Shareholders, CEMIG’s shareholders approved the capital increase through the use of the Earnings Reserve so as to comply with Article 199 of the Corporate Law, which limits the amount of the reserves to the amount of the company’s registered capital. Therefore, the recorded capital of CEMIG, according to the Brazilian Corporate Law, increased from R$3,102 to R$3,412 with issuance of new shares, through capitalization of R$295 of the balance on the Retained Earning Reserve and R$15 of the balance on the Capital Reserve, distributing as a consequence to shareholders a bonus of 25%, in new shares, of the same type as those held, and with a par value of R$5.00.

Earnings Per Share

Since each class of shares participates equally in earnings in the years presented, earnings per share was computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year. Consistent with many other Brazilian corporations, CEMIG discloses earnings per one thousand shares, as this is the minimum number that can be traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange, or “BOVESPA”). Earnings per share was R$3.41 in 2010, compared to R$3.69 in 2009.

Shareholders’ Agreement

In 1997, the Minas Gerais State Government sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this transaction, the Minas Gerais State Government and Southern entered into a Shareholders’ Agreement that provided for, among other things, the requirement of a qualified quorum to approve significant corporate acts, certain amendments to CEMIG’s by-laws, the issuance of debentures and convertible securities, the distribution of dividends other than that provided for in the by-laws and changes to the corporate structure.

On September 1999, the Minas Gerais State Government brought an annulment action, by way of a request for interim relief against the shareholders’ agreement entered into with Southern in 1997. In 2003, the Supreme Court of Minas Gerais State annulled the referred to shareholders’ agreement. The appeals filed by Southern are under the Federal Courts consideration.

On June 16, 2010, as advised in a correspondence sent to the Company by, Southern sold its holding in CEMIG to AGC Energia S.A. (“AGC Energia”), an unlisted S.A. corporation controlled by Andrade Gutierrez Concessões S.A. (“AGC”).

The transfer of shares took place on June 16, 2010, under the share purchase agreement signed between Southern and AGC Energia, with AGC as consenting party, on November 16, 2009, as amended.  In the transaction, Southern sold its entire equity interest in CEMIG, which amounted to approximately 98,322 common shares, or 32.96% of CEMIG’s total voting stock and 14.41% of CEMIG’s total capital.

This share purchase transaction between Southern and AGC Energia did had no impact on the capital structure of CEMIG.

(b)          Reserves

The Capital Reserves and Profit Reserves are made up as follows:

	2010	2009	01/01/2009

Capital Reserves
Accrued interest on own capital used for fixed assets in progress	1,313	1,313	1,313
Donations and subsidies for investment	2,573	2,588	2,602
Goodwill on share issuance	69	69	69
Monetary capital adjustment	0	0	0
Treasury Shares	(1)	(1)	(1)
	3,954	3,969	3,983

	2010	2009	01/01/2009

Profit Reserves
Per the by-laws	1,434	1,556	1,649
Retained Earnings	799	1,161	843
Proposal for distribution of additional dividends	67	—	—
Legal	573	460	368
	2,873	3,177	2,860

The reserve for remuneration of property, plant and equipment assets in progress — own capital refers to the interest accrued on the Company’s own capital expended for the purpose of constructing property, plant, and equipment assets, the balance of which is recorded in property, plant, and equipment and shareholders’ equity. In 1999 the Company ceased its accumulation of this reserve.

The reserve for Donations and Subsidies for Investments basically refers to the compensation by the Federal Government for the difference between the profitability obtained by CEMIG up to March 1993 and the minimum return guaranteed by the legislation in effect at the time. The funds were used in amortization of various obligations payable to the Federal Government, and the remaining balance originated the CRC contract.

The reserve per the by-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

The reserve for retained earnings not distributed to shareholders is for investment purposes.

The reserve for treasury shares refer to the pass-through by Finor of shares arising from funds applied in CEMIG projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

The Company has recorded R$67 in Profit Reserves relating to the portion of dividends proposed by management which exceeds the required minimum annual dividend distribution of 50% of net profit, which is a requirement established in the Company’s by-laws.

(c)          Dividends

Ordinary Dividend—Priority and Amount of Dividends

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

The annual dividends declared shall be paid in two equal installments, the first by June 30 and the second by December 30 of each year following the profit generation. The total dividends from 2010 were R$1,196. The extraordinary dividends shall be paid as decided by the Board of Directors.

Under the by-laws, CEMIG’s shares held by private individuals have the right to a minimum dividend of 6% per year on their par value in all years when CEMIG does not obtain sufficient profits to pay dividends to its shareholders. This guarantee is given by Minas Gerais State by Article 9 of State Law 828 of December 14, 1951 and Article 1 of State Law 8796 of April 29, 1985.

The dividend calculation of the dividends proposed for distribution to shareholders based on the Company’s results for the year-ended December 31, 2010 is as follows:

Cemig Holding
Minimum Dividend Distribution Calculation as required by the by-laws	2010

Par value of preferred shares	1,921
Percentage applied to the par value of preferred shares	10.00%
Amount of dividends per the first payment criterion	192

Shareholders’ equity	11,476
Preferred shares as a percentage of Shareholders’ equity (net of shares held in Treasury)	56.27%
Portion of Shareholders’ equity represented by preferred shares	6,458
Percentage applied to the portion of Shareholders’ equity represented by preferred shares	3.00%
Amount of the dividends per the second payment criterion	194

Minimum obligatory dividends required by the by-laws for preferred shares	194

Obligatory Dividend Calculation
Profit (loss) for the year	2,258
Obligatory dividend — 50.00% of net profit	1,129

Dividends proposed	1,196

Total dividends for preferred shares	673
Total dividends for common shares	523

Dividends per share — R$
Minimum obligatory dividends required by the by-laws for preferred shares	0.5
Obligatory dividend	1.75
Dividends proposed	1.75

All Brazilian corporations are required to hold a legal reserve for 5% of annual net income up to a limit of 20% of share capital. The Company opted to appropriate 5% of December 31, 2010 net income in the amount of R$113 to the Legal Reserve.

Extraordinary dividends

Without prejudice to the obligatory dividend, beginning in fiscal year 2005, every two years, or shorter period if the Company’s cash position permits, we will distribute extraordinary dividends, up to the limit of the cash available, as determined by the Board of Directors, under the Company’s Strategic Guidelines Plan and the dividend policy specified in that plan.

In a meeting held on December 16, 2010, the Board of Directors declared an extraordinary dividend distribution in the amount of R$900, which representing approximately R$1.32 per share, using the profit reserve established under the by-laws for this purpose. These dividend were paid to the shareholders on December 29, 2010.

(d)          Accumulated Other Comprehensive Income and Accumulated Foreign Currency Translation Adjustment

	2010	2009	01/01/2009

Accumulated Other Comprehensive Income
Cost attributed to generation assets (note 2.7 b)	1,209	1,343	1,496
Conversion adjustments	(1)	—	—
Cash hedge instruments	2	—	—
	1,210	1,343	1,496

The conversion adjustments include the foreign exchange variance incurred upon conversion and consolidation of Transchile’s financial statements based on the period-end exchange rates.

(e)          Stock Option Plan in Light

LIGHT

Light has a stock option incentive plan under which Light’s active executive directors have stock option benefits, unless they were appointed by Light’s Board of Directors to participate in the long-term incentive plan in the “Ghost Options” mode. The total options granted under the stock options incentive plan were 6,917,733, equivalent to 3.4% of the total shares issued by the Company, the exercise price to be paid by shareholders being R$21.49 per share, less any amounts paid per share to shareholders as dividends, Interest on Equity or reduction of capital. These options had already been exercised as of December 31, 2010.

On November 6, 2009, the executives who had the right to the said plan were invited to operate in new positions in Light S.A. and in Light Serviços de Eletricidade S.A., being removed from their posts. Item 10 of the plan specified that in the event of termination of their employment contracts before the end of the grace period, the beneficiaries could exercise a percentage of up to 95% of the options that had been granted to them, depending on the period of termination of the contract in relation to the vesting period.

Of the total of options granted (6,917,733 shares) the executives have the right to 95%, corresponding to 6,571,846 shares.

On December 31, 2009, 4,846,500 shares had already been exercised and the remaining 1,725,346 were exercised by January 26, 2010.

For the exercise of that obligation arising from the exercise of the option, by the executives, Light purchased shares in the market, keeping them in treasury until the settlement of the obligations.

23. REVENUES

	2010	2009

Revenue from supply of electricity (a)	14,954	15,008
Revenue from use of the electricity distribution systems (TUSD)	1,658	1,332
Revenue from use of the transmission grid (b)	1,555	903
Other operating revenues (c)	791	652
Deductions from operating revenues (d)	(6,095)	(5,737)
Net operating revenue	12,863	12,158

(a)              Revenue from supply of electricity

The composition of electric energy supplied by consumer class for the year ended December 31, 2010 is as follows:

	MWh (*)		R$
	2010	2009	2010	2009
Residential	9,944	9,744	4,833	4,626
Industrial	24,826	22,638	3,936	3,857
Commercial, services and others	6,227	6,197	2,718	2,740
Rural	2,466	2,221	632	572
Governmental entities	1,083	1,071	467	467
Public illumination	1,220	1,226	310	309
Public service	1,360	1,338	394	395
Subtotal	47,127	44,435	13,290	12,966
Own consumption	53	52	—	—
Low-income subsidy (1)	—	—	133	265
Unbilled, net	—	—	(71)	2
	47,180	44,487	13,352	13,233
Wholesale supply to other concession holders (**)	14,205	13,860	1,445	1,634
Energy transactions on CCEE	4,785	2,542	133	137
Sales under the PROINFA program	85	20	24	4
Total	66,255	60,909	14,954	15,008

(*) The MWh column includes the Company’s proportion of the total electricity sold by Light.

(**) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

(1) Revenue recognized arising from the subsidy from Eletrobrás, for the discount given on tariffs charged to low-income consumers. The amounts have been homologated by ANEEL and are reimbursed by Eletrobrás.

(b)              Revenue from use of the transmission grid

	2010	2009
Revenue from use of the basic transmission grid	1,448	764
Revenue from system connection	107	139
	1,555	903

(c)              Other operational revenues

	2010	2009

Supply of gas	398	307
Charged service	16	17
Telecom services	131	115
Services rendered	179	129
Others	67	84
	791	652

(d)              Deductions from operating revenue

	2010	2009

Taxes on revenue
ICMS tax	3,142	3,004
COFINS tax	1,310	1,252
PIS and PASEP taxes	304	253
Others	12	4
	4,768	4,513
Charges to the consumer
Global Reversion Reserve — RGR	183	189
Energy Efficiency Program — PEE	43	41
Energy Development Account — CDE	423	408
Fuel Consumption Account — CCC	532	493
Research and Development — P&D	39	31
National Scientific and Technological Development Fund	34	30
Energy System Expansion Research — EPE (Mining and Energy Ministry)	17	16
Emergency Capacity Charge	20	16
0.30% Additional Payment (Law 12111/09)	36	—
	1,327	1,224
	6,095	5,737

24. OPERATING COSTS AND EXPENSES

OPERATING COSTS AND EXPENSES	2010	2009

Personnel (a)	1,212	1,318
Employees’ and managers’ profit shares	325	239
Post-employment obligations	107	150
Materials	134	114
Raw materials and inputs for generation	—	4
Outsourced services (b)	923	819
Electricity purchased for resale (c)	3,722	3,199
Depreciation and amortization	896	895
Charges for use of water resources	140	154
Provisions (reversals) for operating losses (d)	138	124
Charges for the use of transmission facilities of the basic grid	729	853
Gas purchased for resale	225	167
Construction costs	200	119
Other operating expenses, net (e)	465	310
	9,216	8,466

(a) PERSONNEL EXPENSES

	2010	2009

Salary and payroll charges	1,073	1,091
Supplementary pension contributions — defined-contribution plan	66	44
Assistance benefits	133	128
	1,272	1,263

Temporary Voluntary Retirement Program — PDV	40	206
(-) Personnel costs transferred to construction in progress	(100)	(151)
	(60)	55
	1,212	1,318

Employee Retirement Incentive Program

Temporary Voluntary Retirement Program - PDV

In April 2009 CEMIG implemented its Temporary Voluntary Retirement Program (PDV), which was available for employees between April 22 and June 5, 2009.

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

Additionally, CEMIG guarantees full payment of the costs of the group life insurance plan, for 6 months, and the health plan, for 12 months, from the date of the employee leaving the Company, which must have occurred between June 2009 and September 2010.

A total of 1,279 employees of the Company subscribed to the program. An expense for the financial incentives in the amount of R$40 was fully recognized in the income statement during 2010 (R$206 in 2009).

Employee Profit Sharing

The Company records employee profit sharing based on 3% of operational profit, adjusted for certain items specified by ANEEL in the Annual Reporting Procedure (PAC) as the general criterion for payment of profit shares to employees for the years 2010 and 2009, which were paid in March 2011. Additionally, in the collective wage negotiations and agreements of November 2010 and 2009, it was agreed with the unions that each employee would be paid an additional payment equal to twice the employee’s monthly compensation.

b) OUTSOURCED SERVICES

	2010	2009

Tax collecting agents / Meter reading / Bill delivery agents	136	119
Marketing	79	69
Maintenance and conservation of electrical facilities and equipment	198	141
Building maintenance	51	44
Contracted labor	54	47
Transportation and airfares	13	12
Lodging and meals	24	20
Security	20	16
Management consulting	3	35
Maintenance and conservation of furniture and fixtures	44	37
Maintenance and conservation of vehicles	29	23
Disconnection and reconnection	62	27
Others	210	229
	923	819

(C) ELECTRICITY PURCHASED FOR RESALE

	2010	2009

From Itaipu Binacional	910	1,087
Spot market	382	91
PROINFA	192	145
Bilateral contracts	315	433
Electricity acquired in Regulated Market auctions	1,873	1,489
Electricity acquired in the Free Market	348	162
Credits of PASEP and COFINS taxes	(298)	(208)
	3,722	3,199

(d) OPERATING PROVISIONS

	2010	2009

Pension plan premiums	(22)	41
Allowance for doubtful accounts receivable	105	94
Provision (reversion provision) for labor-claims	(9)	(1)
Provision (reversion provision) for ANEEL administrative proceedings	(47)	17
Provision (reversion provision) for civil lawsuits — consumers	(54)	6
Provision (reversion provision) for civil lawsuits - tariff increases	139	(33)
Other provisions	26	0
	138	124

e) OTHER OPERATING EXPENSES, NET

	2010	2009

Leasing and rentals	58	43
Advertising	30	26
Own consumption — electric energy	10	15
Subsidies and donations	40	43
ANEEL inspection charge	43	42
Concessions for consideration	23	11
Taxes and charges (IPTU, IPVA and others)	21	18
Insurance	11	7
CCEE annual charge	5	5
TDRF (*) License fee	27	27
Net loss on deactivation and disposal of assets	26	31
FORLUZ — Current Administration expense	14	15
Other expenses	157	28
	465	311

(* )TFDR - License charge for use or occupation of land-adjoining highways.

25. NET FINANCIAL REVENUE (EXPENSES)

	2010	2009
FINANCIAL REVENUES -
Interest income from cash investments	392	272
Late charges on overdue electricity bills	137	170
Interest income of account receivable from the Minas Gerais State Government, net of provision for losses	129	149
Foreign exchange variations	51	116
Taxes on financial revenues	(39)	(40)
Gains on financial instruments	8	1
Adjustment to present value	17	2
FIDC revenues	—	—
Other revenues	154	163
	849	833
FINANCIAL EXPENSES
Interest on loans, financings and debentures	(1,076)	(799)
Foreign exchange variations	(37)	(18)
Monetary updating — loans, financings and debentures	(144)	(9)
Monetary updating — paid concessions	(42)	—
Losses on financial instruments	(14)	(91)
Monetary updating and charges on post-employment obligations	(142)	(93)
Amortization of goodwill premium /discount on investments	(72)	(34)
Other expenses	(147)	(144)
	(1,674)	(1,188)

NET FINANCIAL EXPENSES	(825)	(355)

The PASEP and COFINS expenses apply to Interest on Equity.

26. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
ENTITIES	2010	2009	2010	2009	2010	2009	2010	2009

Cemig D
Dividends and interest on Capital	51	202	—	—	—	—	—	—
Others	5	22	3	10	—	—	—	—

Cemig GT
Dividends and interest on Capital	47	917	—	—	—	—	—	—
Others	5	6	3	1	—	—	—	—

Light S.A.
Dividends and interest on Capital	35	56	—	—	—	—	—	—

Minas Gerais State Government
Accounts Receivable (1)	9	2	—	—	84	81	—	—
Recoverable or payable taxes – VAT – current (2)	203	208		292	(2,650	(2,484)	—	—
Account receivable from the Minas Gerais State Government – CRC (3)	1,837	1,824	—	—	—	—	—	—
Recoverable taxes – VAT – non-current (2)	70	65	—	—	—	—	—	—
Accounts Receivable - COPASA (4)	40	61	—	—	—	—	—	—
Dividends and interest on Equity	—	—	257	207	—	—	—	—
Debentures (5)	—	—	37	37	—	—	0	(4)
Account Securitization Fund (FIDC) (6)	—	—	947	951	—	—	—	—
Financings – Minas Gerais Development Bank (BDMG) (7)	—	—	13	14	—	—	—	—

FORLUZ
Employee post-retirement obligations – current (8)	—	—	74	82	—	—	(112)	(127)
Employee post-retirement obligations – non-current (8)	—	—	1,822	1,067	—	—	—	—
Others	—	—	63	34	—	—	—	—
Personnel (9)	—	—	—	—	—	—	(66)	(44)
Administrative costs (10)	—	—	—	—	—	—	(14)	(15)

Others
Interest on Capital	97	187	—	—	—	—	—	—
Others	3	7	1	0	—	—	—	—

Main material comments on the above transactions:

(1)   Sale of electric energy to the Minas Gerais State Government — transactions made on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the energy is that defined by ANEEL through a resolution referring to the Company’s annual tariff adjustment.

(2)   The transactions in ICMS tax recorded in the financial statements refer to transactions for electricity sales and are carried out in conformity with the specific legislation of the Minas Gerais State Government.

(3)   Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. For more information please see Note 11.

(4)   A substantial portion of the amount refers to the renegotiation of a debit originating from the sale of energy to Copasa, with provision for payment up to September 2012, and financial updating (by the IGP—M inflation index + 0.5% per month).

(5)   Private issue of non-convertible debentures for R$120, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption after 25 years from the issue date. The amount at December 31, 2010 was adjusted to present value, as per Note 22.

(6)   Senior quotas owned by third parties, in the amount of R$900 thousand, amortized in 20 semi-annual installments, from June 2006, with monetary updating by the CDI rate plus interest of 1.7% per year (p.a.). For more information please see Note 12.

(7)   Financings of the subsidiaries Transudeste and Transirapé with maturity in 2019 (TJLP long-term interest rate + 4. 5 p.a. and UMBndes 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates 5% p.a. and 10% p.a.).

(8)

Part of the contracts of FORLUZ are adjusted by the IPCA (Expanded Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees of CEMIG, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024. For more information please see Note 24.

(9)

CEMIG’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Note 24), calculated on the monthly payroll and salary expenses incurred in accordance with the regulations of the fund;

(10)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

Compensation of Key Management Personnel

Total compensation amounts paid to the members of the Board of Directors and the Chief Officers during the 2010 and 2009 business years were as follows:

	2010	2009

Monetary compensation	2	2
Profit shares	1	0
Assistance benefits	1	0
Total	4	2

For more information on the main transactions, see Notes 7, 8, 11, 20, 21, 23, 24 and 27.

27. FINANCIAL INSTRUMENTS

The Company’s financial instruments are restricted to the following: Cash and cash equivalents, short-term investments, accounts receivable from consumers and traders, account receivable from the Minas Gerais State Government, financial concession assets, loans and financings, obligations under debentures, and currency swaps, in which the gains and losses obtained in the transactions are fully recorded on an accrual basis.

The Company’s financial instruments were recorded at fair value and are classified as follows:

•                  Financial instruments at fair value through profit or loss: short-term investments and derivative investments (as mentioned in item “b”). Each reporting date, these assets are valued at fair value, and the gains or losses are recognized directly in the income statement.

•                  Accounts receivable: The Company’s accounts receivable financial instruments consist of cash and cash equivalents, accounts receivable from consumers and traders, and the account receivable from the Minas Gerais State Government. These assets are stated at their nominal realization value, which approximates the fair values given their short-term maturities.

•                  Financings and other financial instruments. The Company’s financings consist of loans, financings, and obligations under debentures are measured at historical cost net of accumulated amortization as calculated using the effective interest method.

•                  Derivative financial instruments: The Company utilizes derivative financial instruments to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. These instruments are valued for financial reporting purposes at fair value, and the gains or losses are recognized directly in the income statement.

	2010		2009		2008
Financial instruments	Book value	Fair value	Book value	Fair value	Book value	Fair value
Assets
Cash and cash equivalents	2,980	2,980	4,425	4,425	2,284	2,284
Short-term investments	322	322	—	—	—	—
Accounts receivable from consumers	2,263	2,263	2,778	2,778	2,018	2,018
Account receivable the from the Minas Gerais State Government	1,837	1,837	1,824	1,824	1,801	1,800
Liabilities
Financings	13,227	13,227	11,293	11,293	7,344	7,344
Derivative instruments	69	69	78	78	99	99

a) Risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices and is aligned with the planning process in setting the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks. These protection strategies are in accordance with the Company’s overall strategy.

One of the most important objectives of the Financial Risks Management Committee is to analyze an economic scenario as published by a firm of external consultants and toprovide reasonable predictability to Management with regards to the Company’s cash flow and financial position for a maximum future period of 12 months.

The principal risks to which the Company is exposed are as follows:

Exchange Rate Risk

CEMIG is exposed to market risk from adverse changes in foreign currency rates, primarily the U.S. Dollar against the Brazilian Real, which could potentially have a significant impact on our  indebtedness, profit and cash flow. In order to reduce its exposure to adverse changes in foreign currency rates, the Company held certain hedge contracts as of December 31, 2010, which are described in more detail in item “b” below.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2010:

EXCHANGE RATES EXPOSURE	2010	2009	01/01/2009

U.S. Dollar
Financings	176	229	411
+ / (–) Contracted derivative instruments	(45)	8	(63)
	131	237	348
Yen
Financings	—	—	100
(–) Contracted derivative instruments	—	—	(100)
	—	—	0
Other Currencies
Financings – Euro	13	19	30
Others	3	3	5
Net liabilities exposed to exchange rate risk	16	22	35
	147	259	383

Exchange Rate Sensitivity Analysis

Based on information received from its external financial consultants, the Company estimates in a probable scenario that the appreciation of the exchange rates of foreign currencies against the Brazilian Real on December 31, 2011 will be 8.03% for the U.S. Dollar (to US$1=R$1.80) and 7.05% for the Euro (to €1 = R$2.39). In the table below, the Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% appreciation and a 50% appreciation of the foreign currencies as compared to the increase assumed in the probable scenario. The Company has designated these alternative appreciation scenarios as “possible” and “remote,” respectively.

Foreign Exchange Rate Exposure	Base scenario 2010	“Probable” scenario	“Possible” scenario: Foreign currency appreciation of 25%	“Remote” scenario: Foreign currency appreciation of 50%

U.S. Dollar
Financings	176	190	238	285
(–) Contracted derivative instruments	(45)	(49)	(61)	(74)
	131	141	177	211
Other Currencies
Financings - Euro	13	14	17	19
Others	2	3	4	4
Net liabilities exposed to exchange rate risk	146	158	198	234
Net effect	—	(12)	(52)	(88)

Interest Rate Risk

CEMIG is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$59 (R$50 on December 31, 2009).

The table below demonstrates the Company’s net assets and liabilities exposed to a risk of increase in domestic interest rates as of December 31, 2010, December 31, 2009, and January 1, 2009:

EXPOSURE TO DOMESTIC INTEREST RATE CHANGES	2010	2009	01/01/2009

Assets
Cash and cash equivalents (Note 6)	2,885	4,416	1,943

Liabilities
Financings (Note 18)	(7,655)	(8,163)	(5,123)
+ / (-) Contracted derivative instruments	(45)	8	(162)
	(7,700)	(8,155)	(5,285)
Net liabilities exposed to domestic interest rate risk	(4,815)	(3,739)	(3,442)

Interest Rate Sensitivity Analysis

The Company estimates that, under a “Probable” scenario, the SELIC rate on December 31, 2011 will be 12.75%. The Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the SELIC rate compared to the 12.75% increase assumed in the probable scenario. The Company has designated these alternative SELIC rate increase scenarios as “Possible” and “Remote,” respectively.

The following scenarios as of December 31, 2011 are demonstrated in conformity with the Company’s basic, optimistic and pessimistic scenarios, as described in the Company’s hedging policy.

	2010	2011
Domestic Interest Rate Risk Exposure	Base scenario: SELIC 10.66%	“Probable” scenario: SELIC 12.75%	“Possible” scenario: SELIC 15.9375%	“Remote” scenario: SELIC 19,125%
Assets
Cash and cash equivalents (Note 6)	2,885	3,253	3,345	3,437

Liabilities
Financings (Note 18)	(7,655)	(8,631)	(8,875)	(9,119)
(-) Contracted derivative instruments	(45)	(51)	(53)	(54)
	(7,700)	(8,682)	(8,928)	(9,173)
Net liabilities exposed to domestic interest rate risk	(4,815)	(5,429)	(5,583)	(5,736)
Net effect	—	(614)	(768)	(921)

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

With regards to the risk of losses resulting from insolvency of the financial institutions at which the Company has checking accounts, depositary accounts, or investment accounts, a Cash Investment Policy was approved and has been effective since 2004, in which each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies.  The Company assigns each financial institution a maximum fund allocation limit, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Risk of Energy Scarcity

The Company primarily sells electricity that is generated by hydroelectric power plants. A prolonged period of scarcity of precipitation could result in reduced water levels in the reservoirs at which the Company’s generation plants are located. Such reduced water levels could adversely impact the water volume recovery of the reservoirs, which could limit the power generation capacity at the plants and result in losses incurred due to increased costs associated with in purchasing electricity from third-party vendors for resale, or reduced revenues in the event of adoption of another rationing program, like the one implemented in 2001.

Risk of Early Maturity of Debt

The Company has contracts for loans and financings with restrictive financial covenant clauses normally applicable to these types of transaction, related to complying with economic and/or financial indices, cash flow and other indicators. Non-compliance with these covenants could result in early maturity of debts.

As of December 31, 2010, the Company was not in compliance with certain financial covenants. The Company obtained consent from its creditors, in 2010, affirming that they would not exercise their rights to demand immediate or early payment of amounts owed up until January 1, 2012. See Note 19.

Risk of Non-Renewal of Concessions

The Company holds concessions for commercial operation of generation, transmission and distribution services, and its Management expects that the concessions will be renewed by the regulatory bodies, ANEEL and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the Company renewal rights for these concessions, or if they decide to renew the Company’s concessions under conditions which would impose additional costs (“onerous concessions”), or if they set a price ceiling for energy sales, the future levels of profitability and operational activity could be adversely impacted when compared to those experienced in prior years.

The Company has not suffered any significant adverse impacts resulting from events related to the risks relating to concession renewals as described above.

Liquidity Risk

Cemig has sufficient cash flow to cover its short-term requirements and for its demands for capital acquisitions and investments.

In order to monitor its liquidity profile, the Company’s analyzes the principal indicators of the required financial covenants as stipulated in the Company’s financing agreements, which compare the Company’s debt levels to its cash flow generation (EBITDA).

Additionally, just as important as the quality of the business’s operational cash flow is the Company’s liquidity risk management, which is performed using  a group of methodologies, procedures and instruments that are aligned with the complexity of the business and are applied in permanent control of the financial processes, so as to guarantee appropriate risk management.

Even though the Company’s corporate risk management structure is decentralized and matrix-based, the monitoring process that governs this structure is performed by the Company’s Corporate Risk Management Unit, which generates material information with an overall perspective. This structure enables the corporate risk management process to interact with and consult other management groups such as the Corporate Governance Committee, the Budget Prioritization Committee, the Energy Risks Management Committee, the Insurable Risks Committee, the Control and Management Committee, and the Financial Risks Management Committee.  The structure also provides measures to perform internal auditing functions and to ensure compliance with the laws as set further under Sarbanes-Oxley.

The Financial Risk Management Committee, in particular, has as its purpose the implementation of directives to control the financial risk of transactions that could compromise the Company’s liquidity and profitability.

From an operational perspective, CEMIG adopts rigid and conservative principles in managing its cash flows, establishing financial covenants in its by-laws, which are more restrictive than those contained in the financing contracts, and establishing minimum cash requirements for each one of its subsidiaries, stipulated at 5% of EBITDA.

In its liquidity risk management, CEMIG performs continuous, conservative monitoring of its cash flows from a budget-based perspective. Each month, the Company prepares both a 12-month forecast of the monthly activity for each subsidiary, and a 180-day forecast of the daily activity for each subsidiary in order to monitor its liquidity.

In accordance with the Company’s Cash Investment Policy, short-term investments must comply with certain conservative investing principles. No more than 25% of the Company’s total funds invested can be invested in exclusive private credit investment funds, without market risk. The rest of the Company’s investment portfolio must be invested directly in bank certificates of deposit (CDBs) or other investment transactions which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on its investment transactions through performing a rigid analysis of financial institutions’ credit, in accordance with the Company’s Cash Investment Policy, based on assessments of the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The following table shows the percentage composition of our cash investment portfolio by maturity grouping as of December 31, 2010:

Maturity
Immediate liquidity	74.50%
60 days	12.80%
90 days	6.00%
120 days	0.80%
180 days	5.50%
360 days	0.40%
100.00%

The anticipated cash outflows from the Company’s loans, financings and debentures, at floating and fixed interest rates, as of December 31, 2010 were as follows:

Consolidated	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at:
- Floating interest rates
Loans, financings and debentures	298	144	1,723	8,479	1,953	12,597
Concessions payable	0	1	2	38	77	118
- Fixed interest rates
Loans, financings and debentures	—	—	38	593	—	631
	298	145	1,763	9,110	2,030	13,346

b) Financial Instruments — Derivatives

The Company utilizes derivative financial instruments to protect its operations from exchange rate risk.  The derivative financial instruments are not used for speculative purposes.

The principal amounts of derivative instrumentss are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made.  As such, only the gains or losses related to these instruments are actually recorded. On December 31, 2010 the net result of the gains and losses on derivative instruments was a loss of (R$6), compared to loss of R$90 on December 31, 2009. This loss was recorded in financial expenses for the year ended December 31, 2010.

The Company has a Financial Risks Management Committee, which was created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could adversely affect the Company’s liquidity and profitability. The committee implements action plans to set guidelines and control the environment of its financial risks.

Fair Value Calculation of financial positions

The fair value of cash investments has been calculated taking into consideration the market values of each security, or market information available to perform such a calculation, and the future interest rates and foreign exchange rates applying to the Company’s securities. The market value of the security represents its value at maturity, discounted to present value using the factor obtained from the market yield curve in Reais.

The table below shows the Company’s derivative instruments contracted by the subsidiaries Cemig Distribuição and Madeira Energia as of December 31, 2010.

						Unrealized loss				Accumulated effect
CEMIG’s	CEMIG’s	Maturity	Trading	Value of principal contracted		Amount according to contract		Fair value		Amount received	Amount paid
right	obligation	period	market	2010	2009	2010	2009	2010	2009	2010	2009
Cemig D
US$ FX rate + 5.58% p.a. to 7.14% p.a.)	R$100% of CDI + 15% to 3.01% p.a.)	From 04/2009 To 06/2013	Over-the-counter	27	38	(68)	(79)	(64)	(78)	—	(25)
Madeira Energia S.A.
R$ IGP-M	R$5.86% Fixed-rate	In 12/2012	Over-the-counter	120	120	2	(3)	2	(3)	—	—
Euro	Variation in Euro FX rate	In 02/2012	Options	2	—	—	—	—	—	—	—
						(66)	(82)	(62)	(81)	—	(25)

Cemig D and Madeira Energia hold these contracted foreign exchange hedge and swap derivative instruments with Banco Santander-ABN.

Derivative Exposure Sensitivity Analysis

The derivative instrument described above shows that the Company is exposed to variation in the CDI rate, which is directly related to the SELIC rate. The Company estimates that, under a “Probable” scenario, the SELIC rate on December 31, 2011 will be 12.75%.  The Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the SELIC rate compared to the 12.75% increase assumed in the probable scenario. The Company has designated these alternative SELIC rate increase scenarios as “Possible” and “Remote,” respectively.

	Base scenario: SELIC 10.66%	“Probable” scenario: SELIC 12.75%	“Possible” scenario SELIC 15.9375%	“Remote” scenario: SELIC 19.125%

Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100.00% of CDI rate	45	51	52	55
Net effect of the variation in the CDI rate	—	(6)	(7)	(9)

Risk: Increase in US$ exchange rate
Contracts updated at 100.00% of CDI rate	45	49	61	74
Net effect of variation of US$	—	(4)	(16)	(28)
Net effect	—	(2)	9	19

Value and Type of Margin Guarantees

The Company does not make margin deposits for derivative instruments.

c) Capital Management

This table below shows the ratio of net debt to adjusted capital as of December 31, 2010, December 31, 2009, and January 1, 2009:

	2010	2009	1/1/2009
Total liabilities	22,080	19,128	19,128
Cash and cash equivalents	2,980	4,425	2,284
Net debt	19,100	14,703	16,844

Total Shareholders’ equity	11,476	11,166	10,107
Amounts accumulated in equity related to cash flow hedges	1	—	—
Adjusted Capital	11,475	11,166	10,107
Net debt / Adjusted Capital at December 31	1.66	1.32	1.67

28. FAIR VALUE MEASUREMENTS

The Company measures its financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  To increase consistency and comparability, the fair value hierarchy prioritizes the inputs used in measuring into three broad levels as follows:

•                  Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions.

This is a summary of the instruments that are measured at fair value as of December 31, 2010:

		Fair value at December 31, 2010
Item	Balance at December 31, 2010	Active market — quoted price (Level 1)	No active market — Valuation technique (Level 2)	No active market — Equity security (Level 3)

Assets
Cash equivalents
Bank certificates of deposit	2,838	—	2,838	—
Treasury Financial Notes (LFTs)	122	122	—	—
Overnight deposits	247	247	—	—
Liabilities
Swap contracts	69	—	69	—

Method of calculation of the fair value of positions

a)                                     Cash Equivalents and short-term investments: The fair value of cash equivalents is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, the future fixed-income market, and the FX rates applicable to similar securities. The market value of the security corresponds to its maturity value discounted to present value using the risk free interest rate by the discount factor obtained from the market yield curve in Reais.

b)                                    Swap Contracts: The criterion for marking to market derivative instruments consists of establishing the present value of a transaction contracted in the past in such a way that its replacement provides the same results as a new transaction. Swaps are priced by calculating the difference between the market values of each one of their end points, adjusted by their indexer.  A swap contract based on the CDI (Interbank Certificates of Deposit) rate is priced as calculated from the start date of the transaction up to the specified future date, considering the future forecast for this index or made by the market on the date of measurement. Pricing of the dollar side of the swap is adjusted by the variation in the exchange rate, using a future expectation and an embedded risk premium.

29. INSURANCE

CEMIG maintains insurance policies to cover damages to certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. Due to the nature and risk of the assumptions involved in preparing the information as included in this Note, this information was not considered part of the scope of the audit of these consolidated financial statements and, as such, was not examined by the external auditors.

Assets Insured	Coverage	Effective period of coverage	Amount insured	Annual premium
CEMIG, Cemig D and Cemig GT
Air transport — Aircraft	Fuselage	25/05/2009 to 29/04/2010	US$	10
Air transport — Aircraft	Third party liability	25/05/2009 to 29/04/2010	US$	24	US$	1
Stores, building facilities and telecom equipment	Fire	08/11/2009 to 08/11/2010	731	1
Operational risk — generators, rotors, and power equipment	Total	05/05/2009 to 05/05/2010	*1,954,333	3

Light
Chief Officers and Board members	Total	10/08/2009 to 10/08/2010	US$	20	US$	0
General third party liability	Total	25/09/2009 to 25/09/2010	20	1
Operational risk	Total	31/10/2009 to 31/10/2010	* * 3,572	2

TAESA
Operational risk — substations, stores, institutional buildings	Total	19/04/2009 to 19/09/2010	**1,007	1
Electricity generation and distribution companies (Concession holders or not)	Third party liability	19/04/2009 to 19/09/2010	16	1
Vehicles	105% to 110% of FIPE price table	19/08/2009 to 18/02/2011	—	1

Madeira Energia

Guarantee of public liabilities	Third party liability	7/03/2008 to 11/10/2016	****650	20
Engineering risk — Construction, installation, assembly	Total	11/11/2008 to 3/11/2016	—	104
General third party liability	Third party liability	6/04/2009 to 06/04/2012	—	2
Board members, Chief Officers, Managers	Third party liability	15/08/20019 to 15/08/2010	—	1

( * ) The maximum limit of indemnity (LMI) is R$187.
( ** ) The maximum limit of indemnity (LMI) is R$300.
(***) The maximum limit of indemnity (LMI) is R$16.
(****) The maximum limit of indemnity (LMI) is R$650.

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

30. COMMITMENTS

CEMIG has outstanding contractual obligations and cash commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2010, about our contractual obligations and cash commitments.

	2011	2012	2013	2014	2015	2016	2017 and after	Total
Loans and financings	2,203	3,124	1,984	2,443	1,520	476	1,477	13,227
Purchase of electricity from Itaipu	836	885	895	709	732	756	32,559	37,372
Transport of electricity from Itaipu	69	74	77	61	64	67	2,090	2,502
Purchase of electricity at auctions	2,333	2,401	2,388	1,965	2,269	2,397	65,152	78,905
Other electricity purchase contracts	879	827	656	743	752	734	8,430	13,021
Debt to pension plan — FORLUZ	74	70	46	48	51	54	525	868
“Light for All” Program, Phase 2	432	—	—	—	—	—	—	432
Total	6,826	7,381	6,046	5,969	5,388	4,484	110,233	146,327

31. FINAL RESULT OF THE SECOND TARIFF REVIEW, AND THE TARIFF ADJUSTMENT, OF CEMIG D

2010 Tariff Review

The rates of Cemig Distribuição S.A., as published by ANEEL, were increased by an average of 1.67% from April 8, 2010. The adjustment was applied in different percentages by category of consumption. The effect of the rate adjustment (net amount of R$36) was recorded into the consolidated revenue of the year ended in 2009.

The Tariff Review — Final Result

In March 2009 ANEEL homologated the final result of the Tariff Review of Cemig D, the effects of which took place from April 2008.

The final result of the Company’s Second Tariff Review resulted in an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

As a result of the homologation of the Final Tariff Review, ANEEL recalculated the amounts which, in its judgment, should have been those actually recognized in the Company’s Tariff Adjustment as from April 2008.

32. TRANSMISSION TARIFF REVIEWS OF CEMIG GERAÇÃO E TRANSMISSÃO

First Tariff Review

Cemig GT first Tariff Review was approved by the Council of ANEEL on June 17, 2009. In it, ANEEL set the percentage for repositioning of the Company’s Permitted Annual Revenue (“RAP”) at an increase of 5.35%, backdated to 2005.

On June 1, 2010, ANEEL reviewed and granted approval for an administrative appeal that the Company filed to request a reassessment of the first Tariff Review from 5.35% to 6.96%.

Second Tariff Review

On June 8, 2010, ANEEL homologated the result of the CEMIG GT’s second Tariff Review. In it, ANEEL reassessed the RAP at a decrease of 15.88%, backdated to June 2009.

33. SUBSEQUENT EVENTS

Put option to acquire additional interest in Light

At CEMIG’S Extraordinary General Meeting of the Shareholders held on March 24, 2011, the shareholders granted a put option to Fundo de Investimento em Participações Redentor — FIP Redentor (“FIP Redentor”), in which FIP Redentor will have the right to sell to CEMIG the totality of its shares in Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”) at the end of the 60th month from the date of the shares were issued to FIP Redentor on March 24, 2011. CEMIG will have the obligation to buy them or to indicate a third party to purchase them. The exercise price will be the amount originally paid by FIP Redentor for the shares, plus other expenses for constitution and administration of FIP Redentor, updated by the CDI rate plus 0.9% per year.

The objective of Parati will be to acquire the shares that represent up to 26.06% of equity participation in the voting capital of Light S.A., held, indirectly, by the Fundo de Investimento em Participações PCP (“FIP PCP”) and by Enlighted. Subsequent to December 31, 2010, CEMIG entered into an arrangement with FIP Redentor, which reduced its ownership interest in Parati from 49% to 25%, and increased in interests of the other FIP Redentor unit share holders (Banco Santander (Brasil) S.A., Banco Votorantim S.A., BB Banco de Investimento S.A. and BTG Pactual S.A.) to 75%.

Should the put option be exercised by FIP Redentor, the final closing of this transaction will be conditional upon an approval by ANEEL. Assuming the transactions close, the Company would hold, directly or indirectly, approximately 32.58% of the voting shares of Light.

Acquisition of interest in transmission assets

On June 2, 2011,  TAESA signed two Share Purchase Agreements with the ABENGOA Group:

•                  The first is for acquisition of 50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the registered capital of Abengoa Participações Holding S.A., which on the closing date of the transaction will own 100% of the recorded capital of the following transmission companies:

STE — Sul Transmissora de Energia S.A., ATE Transmissora de Energia S.A., ATE II Transmissora de Energia S.A., and ATE III Transmissora de Energia S.A.;

•                  The second is for acquisition of 100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda. in the recorded capital of:

NTE - Nordeste Transmissora de Energia S.A.; (the five companies being referred to jointly as “the Transmission Companies”).

For the acquisitions described in the two Share Purchase Agreements TAESA will pay a total of R$ 1,099, in currency of December 31, 2010. The acquisition price will be updated in monetary terms by the accumulated variation of the Selic rate from the base-date of December 31, 2010 to the last business day prior to the date of conclusion of the transaction, on which day the payment and effective acquisition of the shares by TAESA takes place. The acquisition price will be adjusted for stockholder proceeds and/or any increases or reductions in capital that occur between the base date and the date of conclusion of the transaction.

Conclusion of the transaction and effective acquisition of the shares by TAESA shall be subject to certain conditions precedent, among which we mention:

(i) approval by the General Meeting of Stockholders of the Company;

(ii) consent of the financing banks of the Transmission Companies; and

(iii) approval by the Brazilian electricity regulator, Aneel.

The transaction will also be submitted to the Brazilian monopolies authority, CADE, in accordance with Law 8884/94.

* * * * * * * * * * *

(Original signed by the signatories below)

Djalma Bastos de Morais	Arlindo Porto Neto	Luiz Fernando Rolla
CEO	Deputy CEO	Chief Officer for Finance, Investor Relations and Financial Control of Holdings

Frederico Pacheco de Medeiros	Fernando Henrique Schüffner Neto	Luiz Henrique de Castro Carvalho
Chief Corporate Management Officer	Chief Officer for New Business Development and Corporate Control of Subsidiaries and Affiliates	Chief Generation and Transmission Officer

Fuad Jorge Noman Filho	José Raimundo Dias Fonseca	José Carlos de Mattos
Chief Officer for the Gas Division	Chief Trading Officer	Chief Distribution and Sales Officer

Luiz Henrique Michalick		Maria Celeste Morais Guimarães
Chief Institutional Relations and Communication Officer		Chief Counsel

Leonardo George de Magalhães		Mário Lúcio Braga
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-47.822

OPINION OF THE AUDIT BOARD

OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais — CEMIG, undersigned, in the performance of their functions under the law and under the by-laws, have examined the Report of Management and the Financial Statements for the year ended December 31, 2010, and respective complementary documents. After verifying that the above mentioned documents reflect the economic and financial situation of the Company and considering, also, the explanations given by the representatives of the Company’s management and of its external auditors (KPMG Auditores Independentes), the opinion of the members of the Audit Board is, unanimously, in favor of their approval in the Ordinary and Extraordinary General Meetings of Shareholders to be held, concurrently, on April 29, 2011.

Belo Horizonte, March 28, 2011,

DIRECTORS’ STATEMENT OF REVIEW OF THE FINANCIAL STATEMENTS

STATEMENT

We hereby declare, for the due purposes, that at the 2,562nd meeting of the Executive Board of Companhia Energética de Minas Gerais — CEMIG, held on March 15, 2011, we approved the conclusion, on March 15, 2011, of the Company’s Financial Statements for the business year of 2010; and the submission to the Board of Directors, for consideration and submission to the Annual General Meeting of Shareholders, of the Report of Management, the Financial Statements for the 2010 business year and the respective complimentary documents. In relation to those documents, we declare that we have reviewed and discussed them and that we agree with the said Financial Statements.  This being the truth, we hereby issue this certificate, under the responsibility of our positions.

Belo Horizonte, March 28, 2011.

Djalma Bastos de Morais – CEO

Arlindo Porto Neto – Deputy CEO

Fernando Henrique Schüffner Neto – Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates

Frederico Pacheco de Medeiros – Chief Corporate Management Officer

Fuad Jorge Noman Filho – Chief Officer for the Gas Division

José Carlos de Mattos – Chief Distribution and Sales Officer

José Raimundo Dias Fonseca – Chief Trading Officer

Luiz Fernando Rolla – Chief Officer for Finance, Investor Relations and Control of Holdings

Luiz Henrique de Castro Carvalho – Chief Generation and Transmission Officer

Luiz Henrique Michalick – Chief Institutional Relations and Communication Officer

Maria Celeste Morais Guimarães – Chief Counsel

DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT OF THE EXTERNAL AUDITORS

DECLARATION

We hereby declare, for the due purposes, that at the 2,562nd meeting of the Executive Board of Companhia Energética de Minas Gerais — CEMIG, held on March 15, 2011, we approved the conclusion, on March 15, 2011, of the Company’s Financial Statements for the business year of 2010; and the submission to the Board of Directors, for consideration and submission to the Annual General Meeting of Shareholders, of the Report of Management, the Financial Statements for the 2010 business year and the respective complementary documents. In relation to those documents, we declare that we have reviewed and discussed them and that we agree with the opinions expresses by the representatives of the External Auditors.  This being the truth, we issue this certificate, under the responsibility of our positions.

Belo Horizonte, March 28, 2011.

Djalma Bastos de Morais – CEO

Arlindo Porto Neto – Deputy CEO

Fernando Henrique Schüffner Neto – Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates

Frederico Pacheco de Medeiros – Chief Corporate Management Officer

Fuad Jorge Noman Filho – Chief Officer for the Gas Division

José Carlos de Mattos – Chief Distribution and Sales Officer

José Raimundo Dias Fonseca – Chief Trading Officer

Luiz Fernando Rolla – Chief Officer for Finance, Investor Relations and Control of Holdings

Luiz Henrique de Castro Carvalho – Chief Generation and Transmission Officer

Luiz Henrique Michalick – Chief Institutional Relations and Communication Officer

Maria Celeste Morais Guimarães – Chief Counsel

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2011.

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

4.4

Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

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

4.14

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribution and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Generation and Transmission and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16

Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribution and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17

Share Purchase Agreement, dated April 23, 2009, between Cemig Generation and Transmission, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Fundo de Investimento em Participações PCP, dated December 30, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20

English Summary of Put Option Agreement between Companhia Energética de Minas Gerais — CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011.

4.22

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE - Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011.

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB – Banco de Investimento S.A.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2011.