Form 20-F
period 2001-12-31
ENERGY CO OF MINAS GERAIS
filed 2012-04-27
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

298,269,668Common Shares
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

i

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

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, and with International Financial Reporting Standards or “IFRS”, as issued by the International Accounting Standards Board (IASB). For purposes of this annual report we prepared the consolidated statements of financial position as of December 31, 2011 and 2010 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2011, 2010 and 2009, in reais in accordance with International Financial Reporting Standards or IFRS, as issued by the IASB. KPMG Auditores Independentes has audited our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 as stated in their report appearing elsewhere herein.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$1.8627 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 30, 2011. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

Changes to Regulatory Requirements for Presentation of Financial Statements — Convergence to International Financial Reporting Standards

Presentation of financial statements in accordance with IFRS

On July 13, 2007, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM issued Rule No. 457, amended by Rule No. 485/2010, to require listed companies to publish their consolidated financial statements in accordance with IFRS, as issued by the IASB, starting with the year ending December 31, 2010.

Convergence of Brazilian GAAP to IFRS

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of Law No. 6,404/76, as amended or the “Brazilian Corporate Law”, relating to accounting principles and authority to issue accounting standards. Law No. 11,638, and which sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporate Law and required the different applicable regulators (including the CVM) to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute was used to set accounting standards for the CPC, which is a committee of officials from the Brazilian Federal Accounting Board (Conselho Federal de Contabilidade), Brazilian Independent Auditors Institute (Instituto dos Auditores Independentes do Brasil), São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros) or BM&FBovespa, industry representatives and academic bodies that have issued accounting guidance and pursue the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Subsequently on May 27, 2009, Law No. 11,941 was enacted, which, among other things, amended numerous provisions of the Brazilian Corporate Law and tax regulation’s, bringing Brazilian GAAP and IFRS into closer agreement.

As result of the issuance of Law No. 11,638, and Law No. 11,941, the CPC has issued approximately 60 standards, interpretations and orientations with the objective of making Brazilian GAAP consistent with IFRS. The CPC issued several standards for application beginning with the year ended December 31, 2008, and during 2009 and 2010 the CPC issued several additional standards.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2011 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency), or Aneel, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt-hours, respectively, and references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively. References to “Preferred American Depositary Shares” or “Preferred ADSs” are to American Depositary Shares, each representing one preferred share. References to “Common American Depositary Shares” or “Common ADSs” are to American Depositary Shares, each representing one common share. Our Preferred ADSs and Common ADSs are referred to collectively as “ADSs,” and Preferred American Depositary Receipts, or Preferred ADRs and Common American Depositary Receipts, or Common ADRs, are referred to collectively as “ADRs.”

On May 2, 2008, a 2.02% stock dividend was paid on the preferred and common shares. On May 8, 2008, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. On April 29, 2009, a 25.000000151% stock dividend was paid on the preferred and common shares. On May 13, 2009, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. On April 29, 2010, a 10.000000128% stock dividend was paid on the preferred and common shares. On May 10, 2010, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. The Preferred ADSs are evidenced by Preferred ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder (the “Second Amended and Restated Deposit Agreement”). The Common ADSs are evidenced by Common ADRs, issued pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder (the “Common ADS Deposit Agreement” and, together with the Second Amended and Restated Deposit Agreement, the “Deposit Agreements”).

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

•                  our ability to renew our concessions, approvals and licenses;

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

The selected consolidated financial data as of December 31, 2011, 2010 and 2009 and for each of the years ended December 31, 2011, 2010 and 2009, in IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$1.8627 per US$1.00, the exchange rate as of December 30, 2011. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On April 6, 2012, the exchange rate for reais was R$1.8218 per US$1.00. See “—Exchange Rates.”

Selected Consolidated Financial Data in IFRS

	As and for the year ended December 31,
Selected Consolidated Financial Data in IFRS	2011	2011	2010	2009
	(in millions of US$)(1)(2)	(in millions of R$ except per share/ADS data or otherwise indicated)
Income Statement Data:
Net operating revenues:
Electricity sales to final consumers	8,031	14,959	13,219	13,233
Electricity sales to the interconnected power system	1,010	1,882	1,602	1,775
Use of basic transmission and distribution networks	1,850	3,447	2,856	2,235
Construction revenues	823	1,533	1,341	1,291
Other operating revenues	531	990	924	652
Tax on revenues	(3,756)	(6,997)	(6,095)	(5,737)
Total net operating revenues	8,489	15,814	13,847	13,449

Operating costs and expenses:
Electricity purchased for resale	(2,297)	(4,278)	(3,722)	(3,199)
Use of basic transmission and distribution networks	(445)	(830)	(729)	(853)
Depreciation and amortization	(504)	(939)	(896)	(895)
Personnel	(671)	(1,249)	(1,211)	(1,318)
Gas purchased for resale	(176)	(329)	(225)	(167)
Royalties for use of water resources	(83)	(154)	(140)	(154)
Third-party services	(554)	(1,031)	(923)	(819)
Employee post-retirement benefits	(67)	(124)	(107)	(150)
Materials and supplies	(53)	(98)	(134)	(114)

	As and for the year ended December 31,
Selected Consolidated Financial Data in IFRS	2011	2011	2010	2009
	(in millions of US$)(1)(2)	(in millions of R$ except per share/ADS data or otherwise indicated)
Operational provision	(138)	(257)	(138)	(124)
Employee profit sharing	(118)	(221)	(325)	(239)
Construction cost	(821)	(1,529)	(1,328)	(1,410)
Other	(193)	(362)	(322)	(316)
Total operating costs and expenses	(6,120)	(11,401)	(10,200)	(9,758)

Operating income	2,369	4,413	3,647	3,691

Financial income (expenses), net	(567)	(1,057)	(825)	(354)

Income before income taxes and non-controlling interests	1,802	3,356	2,822	3,337
Income taxes expense	(505)	(941)	(564)	(1,131)
Net income before non-controlling interests	1,297	2,415	2,258	2,206
Non-controlling interests	—	—		(73)
Net income	1,297	2,415	2,258	2,133

Other comprehensive income (loss)	3	6
Comprehensive income	1,300	2,421	2,258	2,133

Basic earnings (loss): (3)
Per common share	1.90	3.54	3.41	3.69
Per preferred share	1.90	3.54	3.41	3.69
Per ADS	1.90	3.54	3.41	3.69
Diluted earnings (loss): (3)
Per common share	1.90	3.54	3.41	3.69
Per preferred share	1.90	3.54	3.41	3.69
Per ADS	1.90	3.54	3.41	3.69

	As and for the year ended December 31,
	2011	2011	2010	2009
	(in millions of US$)(1)(2)	(in millions of R$ except per share/ADS data or otherwise indicated)
Balance Sheet Data:
Assets:
Current assets	4,581	8,532	8,086	8,617
Property, plant and equipment, net	4,650	8,662	8,228	8,303
Intangible assets	2,824	5,261	4,804	3,705
Financial assets	4,713	8,778	7,315	5,508
Account receivable from the Minas Gerais State Government	982	1,830	1,837	1,824
Other assets	2,306	4,295	3,283	2,337
Total assets	20,056	37,358	33,556	30,294

Liabilities:
Current portion of long-term financing	4,200	7,821	2,203	6,659
Other current liabilities	2,333	4,348	4,200	3,620
Total current liabilities	6,533	12,169	6,403	10,279
Non-current financing	4,272	7,958	11,024	44,634
Employee post-retirement benefits non-current	1,174	2,187	2,062	1,915
Other non-current liabilities	1,772	3,299	2,591	2,301
Total non-current liabilities	7,218	13,444	15,677	8,850
Share capital	1,832	3,412	3,412	3,102

	As and for the year ended December 31,
	2011	2011		2010		2009
	(in millions of US$)(1)(2)	(in millions of R$ except per share/ADS data or otherwise indicated)
Capital reserves	2,123	3,954		3,954		3,969
Profit reserves	1,768	3,293		2,874		3,177
Accumulated other comprehensive income	580	1,081		1,211		1,343
Other shareholders´equity	3	5		25		-426
Total shareholders´equity	6,305	11,745		11,476		11,165
Total liabilities and shareholders´equity	20,056	37,358		33,556		30,294

Other Data:
Weighted average outstanding shares—basic: (3)
Common		298,269,668		298,269,668		271,154,243
Preferred		384,144,914		383,853,994		348,958,176
Dividends per share (3)
Common		R$	1.90	R$	1.75	R$	2.68
Preferred		R$	1.90	R$	1.75	R$	2.68
Dividends per ADS (3)		R$	1.90	R$	1.75	R$	2.68
Dividends per share (4)(3)
Common		US$	1.02	US$	1.05	US$	1.61
Preferred		US$	1.02	US$	1.05	US$	1.61
Dividends per ADS (4)(3)		US$	1.02	US$	1.05	US$	1.61

Weighted average outstanding shares—diluted: (3)
Common		298,269,668		298,269,668		271,154,243
Preferred		384,144,914		383,853,994		348,958,176
Dividends per share diluted (3)
Common		R$	1.90	R$	1.75	R$	2.68
Preferred		R$	1.90	R$	1.75	R$	2.68
Dividends per ADS diluted (3)		R$	1.90	R$	1.75	R$	2.68
Dividends per share diluted (4)(3)
Common		US$	1.02	US$	1.05	US$	1.61
Preferred		US$	1.02	US$	1.05	US$	1.61
Dividends per ADS diluted (4)(3)		US$	1.02	US$	1.05	US$	1.61

(1)                                 Converted at the exchange rate of US$1.00 to R$1.8627, the exchange rate as of December 31, 2011. See “—Exchange Rates.”

(2)                                 In millions, except per share/ADS data.

(3)                                 Per share numbers have been adjusted to reflect the stock dividends on our shares in May 2009 and 2010, and per ADS numbers have been adjusted to reflect the corresponding adjustments to our ADS.

(4)                                 This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.

Exchange Rates

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional), or CMN, consolidated the commercial rate exchange market and the floating rate market into a single exchange market. Such regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a foreign person or company, without limitation as to amount. Additionally, all foreign exchange transactions must be carried out by financial institutions authorized by the Brazilian Central Bank (Banco Central do Brasil) or Central Bank, to operate in this market.

Brazilian law provides that whenever there (i) is a significant imbalance in Brazil’s balance of payments or (ii) are major reasons to foresee a significant imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the real float freely or will intervene in the exchange rate market. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future. Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. We cannot asure you that such measures will not be taken by the Brazilian Government in the future, which could prevent us from making payments to the holders of our ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares or common shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations.  For more information see “Risk Factors — Risks Relating to Brazil - Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs.”

The table below sets forth, for the periods indicated, the low, high, average and period-end exchange rates for reais, expressed in reais per US$1.00.

	Reais per US$1.00
Month	Low	High	Average	Period-end
October 2011	1.6916	1.8815	1.7703	1.6933
November 2011	1.7355	1.8865	1.7864	1.8072
December 2011	1.7841	1.8812	1.8391	1.8627
January 2012	1.7392	1.8487	1.7850	1.7527
February 2012	1.6997	1.7383	1.7168	1.7148
March 2012	1.7108	1.8332	1.7953	1.8205
April 2012 (1)	1.8218	1.8296	1.8259	1.8218

(1)                                  As of April 6, 2012.

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2007	1.7298	2.1520	1.9449	1.7790
2008	1.5580	2.6190	1.8322	2.3130
2009	1.6995	2.4420	1.9976	1.7425
2010	1.6574	1.8885	1.7600	1.6631
2011	1.5375	1.8865	1.6723	1.8627

Source: U.S. Federal Reserve Board

Risk Factors

You should consider the following risks as well as the other information in this annual report in evaluating an investment in our company.

Risks Relating to CEMIG

We cannot be certain of the renewal of our concessions.

We carry out a majority of our power generation ,transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Federal Government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the power industry. In accordance with the Concessions Law, as modified by the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is acceptable to the Federal Government.

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

Our by-laws state that we may use up to 40.0% of our annual EBITDA (earnings before interest, income taxes, depreciation and amortization), each fiscal year, on capital investments and acquisitions. Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to domestic and international capital markets and a variety of operating and other factors. In addition, our plans to expand our distribution capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give any assurance that we will have the financial resources to complete this program, which could affect our business, results of operations and financial condition.

Aneel has discretion to establish the rates Cemig Distribution charges consumers. These rates are determined pursuant to concession contracts entered into with Aneel (acting on behalf of the Federal Government) and in accordance with Aneel’s regulatory decision-making authority.

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments: (1) the annual readjustment; (2) the periodic revision; and (3) the extraordinary revision. We are entitled to apply each year for the annual readjustment, which is designed to offset the effects of inflation on rates and allows us to pass through to consumers certain changes in our costs that are beyond our control, such as the cost of electricity we purchase and government-imposed sector charges, including charges for the use of transmission and distribution facilities. In addition, Aneel carries out a periodic tariff revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our scale gains, which will be considered in our annual rate adjustments and passed on to our consumers. We are also entitled to request an extraordinary revision of our rates if unforeseen events significantly alter the economic and financial balance of our concession. The periodic revision and extraordinary revision are subject, to a certain degree, to the discretion of Aneel, in spite of there being pre-established rules at each review cycle.

Although our concession agreements provide that we must remain in economic and financial balance, we cannot assure you that Aneel will establish rates that will adequately compensate us and that our revenues and results of operations will not be adversely affected by such rates.

We may incur losses in connection with pending litigation.

We are currently defending several legal and administrative proceedings relating to civil, administrative, environmental, tax, labor and other claims. These claims involve a wide range of issues and seek indemnities and reparation in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include contingency provisions for actions in which the existence of a present obligation on the date of the financial statements was considered to be more likely than not. In addition, in the event our contingency provisions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our results of operations and financial condition.

The rules for the sale of electric energy and market conditions could affect our energy selling prices

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

We perform trading activities through power purchase and sale agreements, mainly in the ACL, through our generation and trading subsidiaries. Contracts in the ACL may be entered into with other generating agents, energy traders, or mainly, with “Free Consumers”. Free Consumers are consumers with demand equal to or greater than 3 MW, who are allowed to choose their electricity supplier. Older contracts with this type of consumer give them the flexibility to purchase more or less energy (by 5% on average) from us than was originally contracted for by such consumers, which may adversely impact our business, results of operations and financial condition. Newer contracts, signed after 2005, generally do not allow for this kind of flexibility in the purchase of energy. Nonetheless, the increase in market competition can lead to this type of arrangement becoming common again.

In addition to the Free Consumers mentioned above, there is a category of clients referred as “Special Consumers”, who are consumers with contracted demand between 500kW and 3MW, are eligible to buy energy in the Free Market so long as they buy electricity from alternative sources, such as Small Hydroelectric Plants, biomass plants or wind plants. We have already performed this type of trading operation from some own energy resources allocated to certain group companies, but from 2009, has been increased the trading in the alternative-energy, and made a portfolio of purchase contracts for this type of energy to take an important position in the Brazilian Energy Market. The agreements for sale to Special Consumers also have specific flexibilities to comply with their particular characteristics, linked to their historical consumption level. Very wide market variations might generate short-term positions that could have a prejudicial financial impact on our results.

The lack of liquidity for execution of the trading policy or volatility in future prices due to market conditions and/or market perceptions may negatively affect our results of operations. Also, if we are unable to sell all the power capacity above that in our purchase contracts in the regulated auctions or in the free market, the unsold capacity will be settled in the CCEE at settlement prices (Preços de Liquidação de Diferenças), or PLD, which tend to be very volatile. If this occurs in periods of low settlement prices, our revenues and results of operations could be adversely affected

Requirement and restrictions by the environmental agencies could cause additional costs for us.

Our operations related to generation, distribution and transmission of electricity, and distribution of natural gas, are subject to various federal, state and municipal laws and regulations, and also to numerous requirements relating to the protection of health and the environment. Delays by the environmental authorities, or refusal of license requests by them, and/or any inability on our part to meet the requirements established by the environmental authorities during the environmental licensing process may result in additional costs, or even prohibit or restrict, depending on each individual case, the construction or maintenance of these projects.

Non-compliance with environmental laws and regulations, such as building and operation of a potentially polluting facility without a valid environmental license or authorization, could, in addition to the obligation to redress any damages that may be caused, result in criminal, civil and/or administrative sanctions being applied to us. Under Brazilian legislation, criminal penalties such as restriction of rights, and even imprisonment, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may: impose warnings or fines, ranging from R$50 thousand to R$50 million; require partial or total suspension of activities; suspend or restrict tax benefits; cancel or suspend lines of credit from governmental financial institutions; or prohibit us from contracting with governmental agencies, companies or authorities. Any of these events could adversely affect our business, results of operation and financial condition.

We are also subject to Brazilian legislation, which requires payment of compensation in the event that our activities have polluting effects.  Under the federal legislation, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied toward compensation measures, in an amount to be determined on a case by case basis by the environmental authorities according to the extent of the environmental impact of the project. Certain provisions of the state legislation provide that compensation measures should be adopted retroactively for projects concluded before the relevant egislation was enacted. The retroactive nature of these provisions is being contested by some companies, and the matter is also being discussed between The Minas Gerais State Environment and Sustainable Development Office (Secretaria de Estado de Meio-Ambiente e Desenvolvimento Sustentável, or Semad), the Office of the Attorney General of the State (Procuradoria Geral do Estado, or PGE), and the Minas Gerais Industries Association (Federação das Indústrias de Minas Gerais, or Fiemg), and it is not yet clear whether such provisions they will be applied in practice. We have not yet evaluated the effects of this legislation on CEMIG, but such legislation may result in additional costs for us, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — Environmental Issues — Compensatory Measures”.

In addition, the laws of the State of Minas Gerais require the constitution of a Legal Forest Reserve, corresponding to 20% of the total area of rural property, used in our operations. Due to the Opinion of the Minas Gerais State Economic Development Office (Secretaria Estadual de Desenvolvimento Econômico, or SEDE), that the Legal Forest Reserve does not apply to hydroelectric operations and due to the debate for approval of the New Forest Code by the Senate, this issue has not yet been decided. There also has not been any final decision on the application of the Legal Forest Reserve requirement to projects already in operation and to future projects. We have not yet evaluated the effects of such legislation on us, but it might result in additional costs for us.  See “Item 4. Information on the Company — Environmental Issues — Legal Forest Reserves”.

Finally, the adoption or implementation of new safety, health and environmental laws, new interpretations of existing laws, increased rigidity in the application of the environmental laws, or other developments in the future might require us to make additional capital expenditure or incur operating expenses in order to maintain our current operations; or to curtail our production activities or take other actions that could have an adverse effect on our business, results of operation or financial condition.

We are controlled by the State Government which may have specific interests in our business that are different from yours.

As our controlling shareholder, the government of the State of Minas Gerais exercises substantial influence on the strategic orientation of our business. The government of the State of Minas Gerais currently holds approximately 51% of our common shares and, consequently, has the right to the majority of votes in decisions of the General Meetings of our Shareholders, and can (i) elect the majority of the members of our Board of Directors, and (ii) decide matters requiring approval by a specific majority of our shareholders, including transactions with related parties, shareholding reorganizations and the date and payment of any dividends.

In the past, the State Government has used, and may in the future use, its status as our controlling shareholder to decide whether we should engage in certain activities and make certain investments aimed, principally, to promote its political, economic or social objectives and not necessarily to meet the objective of improving our business and/or operational results. Such actions could materially adversely affect our business, results of operation and financial condition.

Delays in the expansion of our facilities may significantly increase our costs.

We are currently engaged in the construction of additional hydroelectric and wind farm power plants, transmission lines and substations, and the evaluation of other potential expansion projects. Our ability to complete an expansion project on time, within a given budget and without adverse economic effects, is subject to a number of risks. For instance:

•             we may experience problems in the construction phase of an expansion project; (e.g.: work stoppages, unforeseen geological conditions, environmental and political uncertainties, liquidity of partners and contractors.

•             we may face regulatory or legal challenges that delay the initial operation date of an expansion project;

•             our new or modified facilities may not operate at the designated capacity the cost of the operation may be greater than forecast;

•             we may face a delay in relation to planned deadlines on a project;

•             we may not be able to obtain adequate working capital to finance our expansion projects; and

•             we may encounter environmental issues and claims by the local population during power plant contruction or related to the transmission lines and substation construction.

If we experience these or other problems relating to the expansion of our electricity generation or transmission we may be exposed to increased costs or we may fail to achieve the revenues we expected in connection with such expansion projects.

We may be unable to collect the full amount of a significant receivable from the State Government.

We have an account receivable from the State Government, pursuant to an agreement referred to as the Contrato de Cessão de Crédito de Saldo Remanescente, or CRC Account Agreement. We renegotiated and changed the terms of the CRC Account Agreement on certain occasions, and on January 27, 2006 we placed the credits on the CRC Account Agreement into a Credit Receivables Fund (Fundo de Investimento em Direitos Creditórios, or FIDC), acquiring subordinated units of the Fund, which correspond to the difference between the total value of the FIDC and the value of the senior units. The value of the FIDC was established by the administrator, based on our long-term financial forecast, and an estimate of the dividends payable to the State Government that will be withheld for amortization of the debt under the CRC Account Agreement. The value of the FIDC on December 31, 2011 was R$1,830 million, the amount related to the subordinated units being R$1,001 million and the amount relating to the senior units being R$829 million.

Currently, the State Government of Minas Gerais is negotiating with financial institutions regarding raising capital for the early settlement of the amounts due under the CRC Account Agreement. We cannot guarantee that the dividends that will be withheld for amortization of the balance under the CRC Account Agreement will be sufficient for the amortization of the senior and subordinated FDIC units, and it may be necessary for us to exercise our co-obligation in relation to the senior units.We also cannot guarantee that early settlement of the CRC Agreement will take place.. See “Item 5. Operating and Financial Review and Prospects—Impact of Our Account Receivable from the State Government.”

Aneel has discretion in setting the Permitted Annual Revenue of our transmission companies.

The Permitted Annual Revenue (Receita Anual Permitida, or “RAP”) that we receive through our transmission companies is determined in accordance with the concession contracts entered into with Aneel, on behalf of the Federal Government. The concession contracts and law provide that the revenues of transmission companies are decided by Aneel, and are calculated based on the availability of assets (lines and substations) to the Brazilian National Electric Grid (Sistema Interligado Nacional, or SIN). These contracts provide for two mechanisms for adjustment of revenues: (i) tariff adjustments; and (ii) the periodic tariff review (revisão tarifária periódica, or RTP). The adjustment of our transmission revenues takes place annually in June and is effective in July and, in our case, it is based on the IGP-M inflation index.  The periodic tariff review takes place every four years. Our first periodic tariff review took place in July 2005 and the second in July 2009. The periodic tariff review is subject to some extent to the discretionary power of Aneel, and it may result in an adverse adverse effect on our business, results of operations and financial condition.

Labor-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by Brazilian labor legislation applicable to private sector employees. We have entered into collective bargaining agreements with the labor unions representing most of these employees.

We are currently defending a number of labor-related claims brought by our employees that mostly relate to overtime and compensation for occupational hazards. We are also subject to claims related to outsourcing of services, in which employees of our contractors and subcontractors have brought actions against us for the payment of outstanding labor liabilities. See “Item 8. Financial Information—Legal Proceedings—Labor and Pension Fund Obligations.”

In 2008 and 2009 we did not face any material labor unrest. In the negotiations for reaching the 2010 collective agreement, part of our employees went on strike for 20 days. Our Operational Emergency Committee was activated and the strike did not affect the supply of electricity to our consumers. During the 2011 negotiations for renewal of the Collective Employment Agreement (Acordo Coletivo de Trabalho, or ACT), there were five intermittent days of stoppages by our employees. The Operational Emergency Committee was again activated and no negative events took place. We do not have insurance against losses incurred as a result of business interuptions caused by employment-related actions. In the event of a strike, we might face an immediate loss of revenue. Contractual disputes, strikes, complaints or other types of conflicts relating to our employees or to unions that represent them may cause an adverse effect on our business, results of operations or financial condition, or on our ability to maintain normal levels of service.

We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.

As a state-controlled company, we are subject to rules and limits on the level of credit applicable to the public sector issued by the CMN and by the Central Bank. These rules set certain parameters and conditions for financial institutions to be able to offer credit to public sector entities. Thus, if our operations do not fall within these parameters and conditions, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan. Brazilian legislation also establishes that a state-controlled company, in general, may use proceeds from external transactions with commercial banks (debt, including bonds) only to refinance financial obligations. As a result of these regulations, our capacity to incur debt is limited, and this could negatively affect the implementation of our investment plan.

We are subject to extensive and uncertain governmental legislation and regulation and any changes to such legislation and regulation could materially adversely affect our business, results and financial condition.

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. As part of the restructuring of the industry, Law of the New Industry Model, introduced a new regulatory framework for the Brazilian electricity industry.

The constitutionality of the New Industry Model Law is currently being challenged before the Brazilian Supreme Court, or the STF. The STF has not yet reached a final decision and, therefore, the New Industry Model Law is currently in force. If the New Industry Model Law is considered to be unconstitutional by the STF, the regulatory scheme introduced by such law might cease to be in effect, which would generate uncertainty as to how and when the Federal Government will be able to introduce changes to the electricity industry. Any decision on the constitutionality of the New Industry Model Law could have a material adverse effect on our future activities, results of operations and financial condition.

There are contractual restrictions on our capacity to incur debt.

We are subject to certain restrictions on our ability to incur debt due to covenants set forth in our loan agreements. In the event of our non-compliance with any such covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. In 2009, 2010 and 2011, we had been in non-compliance with our covenants under our loan agreements, and although we were able to obtain waivers from our creditors in regards to such non-compliance, no assurance can be given that we would be successful in obtaining any waivers in the future. Early maturity of our obligations could adversely affect our financial condition especially in light of cross default provisions in several of our loan and financing contracts. The existence of limitations on our indebtedness could prevent us from executing new agreements to finance our operations or to refinance our existing obligations which could adversely affect our business, results of operations and financial condition.

We operate without insurance policies against catastrophes and general third party liability

We do not have general third party liability insurance covering accidents, other than in connection with Aeronautical events, and have not asked for bids related to this type of insurance. In addition, we have not asked for bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities, such as earthquakes and floods, nor for business interruption risk; nor for operating system failures. Accidents or catastrophic events may adversely affect our business, results of operations or financial condition. See “Item 10. Additional Information—Insurance.” The insurance contracted by us may be insufficient to compensate for damages

The Company maintains insurance only for Fire, Aeronautical risk, and Operational risks, such as damage to equipment, as well as those types of cover that are legally obligatory, including Transport Insurance for goods belonging to legal entities.

We cannot guarantee that our insurances are sufficient to cover in full any liabilities that may arise in the course of our business nor that these insurances will continue to be available in the future. The occurrence of claims in excess of the amount insured or which are not covered by our insurance policies might generate significant and unexpected additional costs for us, which could have a a material adverse effect on our business, results of operation and financial condition.

Our level of consumer default could adversely affect our business, results of operations and financial condition.

As of December 31, 2011, our total past due receivables from final consumers were approximately R$1,476 million, corresponding to 9.35% of our net revenues for 2011, and our allowance for doubtful accounts was R$621 million. Approximately 10.84% of our total receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting consumers. If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition. In addition, any consumer defaults in excess of our allowance for doubtful accounts could have an adverse effect on our business, results of operations and financial condition.

We are strictly liable for any damages resulting from inadequate rendering of electricity services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity distribution services. In addition, when damages are caused to end consumers as a result of outages or disturbances in the generation, transmission and distribution system, whenever these autages or disturbances are not attributed to an identifiable member of the National System Operator (Operador Nacional do Sistema, or ONS) or to the ONS itself, the liability fir such damages is shared among generation, distribution and transmission companies. Until a final allocation is defined, the liability for such damages will be shared in the proportion of 35.7% to distribution agents, 28.6% to transmission agents and 35.7% to generation agents. These proportions are established by the number of votes that each class of energy concessionaires receives in the general meeting of the ONS, and as such, they are subject to change in the future. Our business, results of operations and financial condition might be adversely affected as a result of any such damages.

Aneel may impose fines on us for failing to comply with the terms and conditions of our concession agreements, and/or the authorizations granted to us, which could result in fines, other penalties and, depending on the severity of non-compliance, expropriation of the concession agreements or revocation of the authorizations.

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

Because we are a holding company with no revenue-producing operations other than those of its operating subsidiaries, we will be able to distribute dividends to shareholders only if we receive dividends or other cash distributions from our operating subsidiaries. The dividends that our subsidiaries may distribute to us depend on our subsidiaries generating sufficient profit in any given fiscal year. Dividends can be paid out from the profit accrued on each fiscal year, or from accumulated profits from previous years, or from capital reserves. Such dividends are calculated and paid in accordance with Brazilian Corporate Law and the provisions of the by-laws of each of our regulated subsidiaries.

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

•                  control on capital flows; and/or

•                  limits on foreign trade.

Measures by the Brazilian government to maintain economic stability, and also speculation on any future acts of the Brazilian government, can generate uncertainties in the Brazilian economy and uncertainties about the possible political crisis can contribute to economic stability and increased volatility in the domestic capital markets, adversely affecting our business, results of operations or financial condition. If the political and economic situations deteriorate, we may face increased costs.

The new President of Brazil took office at the beginning of 2011. The President has considerable power to determine governmental policies and actions that relate to the Brazilian economy. Uncertainties in relation to any political crises might contribute to economic instability. This could increase the volatility of the market for Brazilian securities and could have an adverse effect on the Brazilian economy and our business, results of operations and financial condition. It is not possible to predict whether the present government or any subsequent governments will have an adverse effect on the Brazilian economy, and consequently on our business.

Uncertainties in relation to the economic situation and the policy to be adopted by the new president of Brazil might also increase the volatility of market prices and/or have a significant effect on the Brazilian economy, and/or our business, operational results or financial condition.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our shares, the Preferred ADSs and the Common ADSs.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the Amplified National Consumer Price Index, (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazilian annual inflation rates in 2009, 2010 and 2011 were 4.3%, 5.9% and 6.5%, respectively. No assurance can be given that inflation will remain at these levels.

Future measures taken by the Federal Government, including interest rate changes, intervention in the foreign exchange market or actions to adjust the value of the real might trigger increases in inflation, and consequently, have adverse economic impacts on our business, results of operations and financial condition. If Brazil experiences high inflation in the future, we might be unable to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

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

In 2011, the real depreciated 12% against the U.S. dollar. Considering the volatility the world economy is facing, no assurance can be given that the real will not depreciate against the dollar again. On December 31, 2011, the buy exchange rate for the U.S. dollar against the real was R$1.8627/US$1.00. See “— Exchange Rates.”

As of December 31, 2011, approximately 2.27% of our total indebtedness under loans, financings and debentures was denominated in currencies other than the real 88.9%  of that being denominated in U.S. dollars). If the real depreciates against the U.S. dollar, our related financial expenses will increase and our results of operations and financial condition could be adversely affected. We recorded foreign exchange-related gain of R$13 million in 2010 and foreign exchange-related gain losses of R$19 million in 2011. We also have entered into certain power purchase agreements that are dollar denominated. We cannot guarantee that derivatives instruments and the proceeds from our dollar-denominated purchase agreements will be sufficient to avoid an adverse effect on our business, results of operations and financial condition in the event of adverse exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk” for information about our foreign exchange risk hedging policy.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, the Preferred ADS and the Common ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries and emerging market countries. Although the economic conditions of such countries may differ significantly from the economic conditions of Brazil, the reactions of investors to events in those countries may have an adverse effect on the market value of securities of Brazilian issuers. . Crises in other emerging market countries might reduce investor’ interest in securities of Brazilian issuers, including us. This could make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations which could adversely affect our business, results of operations and financial condition.

Political and economic instability in Brazil may affect us.

The new president of Brazil took office in January, 2011 and her administration has suffered with the resignation of several ministers on charges of unethical or illegal conduct. Nevertheless, the political landscape has become more stable than in previous years.

Further allegations on unethical or illegal conduct might be made at any time in relation to persons of the Brazilian government, including legislators and/or party representatives.

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

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of foreign capital registration from the Central Bank to remit U.S. dollars from Brazil to other countries for payments of dividends, any other cash distributions, or to remit the proceeds of a sale of shares . If you decide to exchange your Preferred ADSs or Common ADSs for the underlying shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the shares, or distributions relating to the shares, unless you obtain your own certificate of registration under CMN Resolution No. 2,689 of January 26, 2000, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will usually need to engage a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares or common shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares or common shares back into Preferred ADSs or Common ADSs, respectively, once you have registered your investment in the preferred shares or common shares, you may deposit your preferred shares or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the shares underlying your Preferred ADSs or Common ADSs for the desired price and within the desired period. In 2011 the BM&FBOVESPA, the only stock exchange in Brazil on which shares are traded, had an average market capitalization of approximately R$2.4 trillion and average daily trading volume of approximately US$6.5 billion. In comparison, the operating companies listed on the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of approximately US$13.2 trillion as of December 31, 2011 and an average daily trading volume of approximately US$71.8 billion in 2011.

Shareholders may receive reduced dividend payments if our net income does not reach certain levels.

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net income for the preceding fiscal year, based on our financial statements prepared in accordance with International Financial Reporting Standards “IFRS”, issued by the International Accounting Standards Board (“IASB”) and also in accordance with the accounting practices adopted in Brazil,, and holders of preferred shares have priority of payment. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares equal a least the greater of 10% of the par value of our shares or 3% of the net worth value of our shares, should the payment based on 50% of our net income not surpass this amount. If we do not have net income or our net income is insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made. However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions have not been made in a given fiscal year. See “Item 8. Financial Information—Dividend Policy and Payments” for a more detailed discussion.

Holders of the Preferred ADSs and Common ADS and holders of our shares may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting standards are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices of the BM&FBOVESPA, by the Brazilian Corporate Law and by the CVM. These regulations may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect their interests against actions by our board of directors and controlling shareholders, are different under Brazilian Corporate Law than under the laws of other jurisdictions. Rules against insider trading and self- dealing and other rules for the preservation of shareholder interests may also be different in Brazil than in the United States, potentially disadvantaging holders of the preferred shares, common shares, Preferred ADSs and Common ADSs.

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

The following are our principal subsidiaries, which are consolidated in our financial statements as of and for the year ended December 31, 2011, all of which are incorporated in Brazil:

CEMIG GROUP

114 Companies, 14 Consortia and 1 Equity Investment Fund

At April 20, 2012

COMPANHIA ENERGETICA DE MINAS GERAIS
Parati S.A. Participações em Ativos de Energia Elétrica CV: 50% CT:25%
Light S.A. RME: 13,03% LEPSA: 13,03% Cemig: 26,06%
CEMIG Distribuição S.A. (Cemig D) 100%
CEMIG Geração e Transmissão S.A. (Cemig GT)
Redentor Energia S.A. 96,80%
Rio Minas Energia Participações S.A. 100%
LUCE LLC 100%
Luce Brasil Fundo de Investimentos em Participações Parati: 25% Luce: 75%
Luce Empreendimentos e Participações S.A. 100%
Instituto Light de Desenvolvimento Social e Urbano
Lightcom Comercializadora de Energia S.A. 100%
Light Serviços de Eletricidade S.A. 100%
CR Zongshen E-Power Fabricadora de Veículos Ltda. 20%
Light Esco Prest. Serviços S.A. 100%
EBL Companhia de Eficiência Energética S.A.
Amazônia Energia Participações S.A. Light: 25,5% Cemig: 74,5%
Norte Energia S.A. (Belo Monte) 9,77%
Lightger S.A. (PCH Paracambi) Light: 51% Cemig GT: 49%
Itaocara Energia Ltda. 100%
Consórcio UHE Itaocara Light:51% Cemig GT:49%
Light Soluções Ltda. 100%
Light Energia S.A.
Central Eólica São Judas Tadeu Ltda. 100%
Central Eólica Fontainha Ltda. 100%
Consórcio UHE Água Limpa Light Energia:51% Cemig GT:49%
Renova Energia S.A. CV: 34,44% CT: 25,81%
Nova Renova S.A. 99,99%
Enerbrás Centrais Elétricas S.A. 100%
Energética Serra da Prata S.A. 99,99%
Bahia Eólica Participações S.A. 100%
6 SPEs de Geração Eólica 99,99%
Renova Eólica Participações S.A. 100%
Salvador Eólica Participações S.A. 100%
9 SPEs de Geração Eólica 99,99%
18 SPEs de Geração Energia Eólica 99,99% e 100%
Renova PCH Ltda. 99%
Hidrelétrica Cachoeirão S.A. 49%
Hidrelétrica Pipoca S.A.
Baguari Energia S.A. 69,39%
Consórcio UHE Baguari 49%
Madeira Energia S.A. 10%
Santo Antônio Energia S.A. 100%
Guanhães Energia S.A. 49%
Cemig Baguari Energia S.A. 100%
Consórcio da Hidrelétrica de Aimorés
Consórcio AHE Funil 49%
Consórcio da Usina Hidrelétrica de Igarapava
Consórcio AHE Porto Estrela 33,33%
Consórcio CEMIG-CEB (UHE Queimado) 82,50%
Central Eólica Praias de Parajuru S.A. 49%
Central Eólica Praia do Morgado S.A. 49%
Central Eólica Volta do Rio S.A. 49%
Transmissora Aliança de Energia Elétrica S.A. CV: 49% CT: 56,69%
ATE Transmissora de Energia S.A. 100%
ATE II Transmissora de Energia S.A. 100%
ATE III Transmissora de Energia S.A. 100%
Sul Transmissora de Energia S.A. 100%
União de Transmissoras de Energia Elétrica Holding S.A. 50%
ETAU - Empresa de Transmissão do Alto Uruguai S.A.
Brasnorte Transmissora de Energia S.A.
Nordeste Transmissora de Energia S.A.
Transchile Charrúa Transmisión S.A. 49%
Companhia de Transmissão Centroeste de Minas
Companhia Transleste de Transmissão 25%
Companhia Transirapé de Transmissão 24,50%
Companhia Transudeste de Transmissão 24%
Empresa Catarinense de Transmissão de Energia S.A.
Empresa de Transmissão Serrana S.A.
Empresa Regional de Transmissão de Energia S.A. 49,99%
Empresa Norte de Transmissão de Energia S.A. 49,99%
Empresa Paraense de Transmissão de Energia S.A.
Empresa Santos Dumond de Energia S.A.
Empresa Amazonense de Transmissão de Energia S.A.
Lumitrans Cia. Transmissora de Energia Elétrica
STC - Sistema de Transmissão Catarinense S.A.
Empresa Brasileira de Transmissão de Energia S.A. Cemig GT:49% EATE:51%
Usina Térmica Ipatinga S.A. 100%
CEMIG PCH S.A. 100%
Horizontes Energia S.A. 100%
Sá Carvalho S.A. 100%
Rosal Energia S.A.
Usina Termelétrica Barreiro S.A. 100%
Central Termelétrica de Cogeração S.A. 100%
CEMIG Capim Branco Energia S.A. 100%
Consórcio Capim Branco Energia 21,05%
Centro de Gestão Estratégica de Tecnologia
Cia. de Gás de Minas Gerais 55,19%
Efficientia S.A.
Axxiom Soluções Tecnológicas S.A. Light 51% Cemig 49%
CEMIG Serviços S.A. 100%
Empresa de Serviços de Comercialização de Energia Elétrica S.A. 100%
CEMIG Trading S.A. 100%
CEMIG Telecomunicações S.A.
Ativas Data Center S.A.
Consórcio de Exploração SF-T-104
Consórcio de Exploração POT-T-603
Consórcio de Exploração SF-T-120
Consórcio de Exploração REC-T-163
Consórcio de Exploração SF-T-114
Consórcio de Exploração SF-T-127 24,5%
Legenda
23 Transmission Companies
02 Distribution Companies
22 Generation Companies
37 Wind Power Companies
09 Generation Consortia
02 Non-profit
01 Electric vehicle factory
01 Gas Distribution
01 Telecoms
03 Trading
16 Holding Company
06 Services
06 Gas Consortia
01 Equity Investment Fund
VS = Voting Shares
TS = Total Shares

Our subsidiaries and jointly controlled entities include, mainly:

•                  Cemig Geração e Transmissão S.A., or Cemig Generation and Transmission (100% interest) engages in electricity generation and transmission.

•                  Cemig Distribuição S.A., or Cemig Distribution (100% interest) engages in electricity distribution.

•                  Light S.A. (“Light”) (jointly controlled, 26.06% direct and an indirect 6.41% interest in its total capital) The main holdings of Light S.A. are Light Energia, a generator of electricity, Light Serviços de Eletricidade S.A., an electricity distributor, and Light Esco Ltda., which operates in energy trading and energy efficiency. For further details, please see “Acquisition of Interest in Light.”

•                  Companhia de Gás de Minas Gerais (“Gasmig”) (jointly controlled, 55.19% interest) acquires, transports, distributes and sells natural gas.

•                  Trasmissora Aliança de Energia Elétrica S.A. (“TAESA”), formerly Terna Participações S.A., (jointly controlled, 56.69% indirect interest in its total capital) is a holding company which operates in electricity transmission in 16 states of Brazil through the following companies, which it controls or in which it has stockholding interests: Empresa de Transmissão do Alto Uruguai S.A. (“ETAU”) (holding 52.58% of the registered capital), Brasnorte Transmissora de Energia S.A. (holding 38.67% of the registered capital), NTE - Nordeste Transmissora de Energia S.A. (“NTE”) (holding 100% of the registered capital) and União de Transmissoras de Energia Elétrica Holding S.A. (“UNISA”), formerly Abengoa Participações Holding S.A. (holding 50% of the registered capital).  UNISA holds 100% interest in STE — Sul Transmissora de Energia S.A., ATE Transmissora de Energia S.A., ATE II Transmissora de Energia S.A. and ATE III Transmissora de Energia S.A.

Strategy

Cemig’s Vision, Mission and Values are the pillars of the Company’s business.

Our vision and goal is “to be, in 2020, one of the two largest electricity groups in Brazil by market capitalization, with a significant presence in the Americas, and a world leader in sustainability in the sector”.

In order to achieve our vision of the future and to follow our 2005-2035 Long Term Strategic Plan, we have the following goals:

•              Strive to be a national leader in the markets we operate, with a focus on market share;

•              Strive for operational efficiency in asset management;

•              Be one of the most attractive companies for investors;

•              Be a benchmark in corporate management and governance;

•              Be innovative in the search for technological solutions for our business;

•              Be a benchmark in social, economic and environmental sustainability.

We have taken part in several transactions in the last year, which includes among others, the following::

Acquisition of Interest in Light

On May 12, 2011, our subsidiary Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), an unlisted special purpose company, incorporated in October, 2008, has as its corporate purpose the participation in the capital stock of other companies, domestic or foreign, as a partner or shareholder, acquired from Fundo de Investimento em Participações — PCP (“FIP PCP”) 54.08% of the total share capital of Redentor Energia S.A., which holds indirectly 13.03% of the share capital of Light, through its subsidiary RME — Rio Minas Energia Participações S.A.

On July 7, 2011, Parati acquired from Enlighted Partners Venture Capital LLC 100% of its holdings in Luce LLC (“Luce”), owner of 75% of the unit shares of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which holds indirectly 13.03% of the total shares of Light, through Luce Empreendimentos e Participações S.A. (“LEPSA”). With this acquisition Parati, which already indirectly held 7.05% of the total and voting capital of Light S.A., became indirect holder of 16.82% of the total and voting stock of Light.

On July 28, 2011, Parati acquired, from Fundação de Seguridade Social Braslight (“Braslight”) the totality of Braslight’s unit shares in FIP Luce. The amount received by Braslight for the sale of FIP Luce’s total shares was R$ 171,981,877.12. Thus Parati became the holder of 100% of the unit shares of FIP Luce, and, indirectly, the holder of the equivalent of 20.08% of the total and voting stock of Light.

As a result of the acquisition of the stockholding of FIP PCP, and in accordance with the rules of the Novo Mercado, the highest standard of corporate governance for companies listed in BM&FBOVESPA, Parati made a firm offer to acquire the shares held by the non-controlling stockholders of Redentor Energia S.A., granting them rights similar to tag-along rights.

On September 30, 2011, Parati acquired 46,341,664 shares held by minority stockholders, increasing its stockholding interest in Redentor Energia S.A. to 96.80% of its total capital. The remaining 3.20%, or 3,467,599 common shares, continued to be held by minority stockholders. After this transaction, Parati indirectly holds the equivalent of 25.64% of the total and voting stock of Light.

On November 11, 2011, the Board of Directors of Parati authorized a public offer for acquisition of shares for the cancellation of Redentor Energia S.A.’s Listing Registration and its exit from the Novo Mercado. It is expected that this transaction will be effected in the first half of 2012.

On December 31. 2011, Parati held, directly, 25.64% of the registered capital of Light S.A. (“Light”). We held 25% of Parati’s share capital; and Redentor Fundo de Investimento em Participações held 75%. On CEMIG’s consolidation total assets and profit for the period have been impacted in R$0.8 billion and R$0.3 million, respectively.On December 31, 2011, we held a 32.47% total interest in Light, which included a direct 26.06% interest and an indirect 6.41% interest through Parati.

Acquisition of Interest in Transmission Companies from Abengoa

On November 30, 2011, Transmissora Aliança de Energia Elétrica S.A. — TAESA, one of our jointly controlled companies, completed acquisition of interests of the ABENGOA Group (comprised of the companies disclosed below), as follows:

(i) 50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the share capital of União de Transmissoras de Energia Elétrica Holding S.A. (UNISA), the current name of Abengoa Participações Holding S.A., which holds 100%  of the total share capital of the transmission companies STE — Sul Transmissora de Energia S.A. (“STE”), ATE Transmissora de Energia S.A. (“ATE”), ATE II Transmissora de Energia S.A. (“ATE II”), and ATE III Transmissora de Energia S.A. (“ATE III”), and

(ii) 100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda. in the share capital of NTE — Nordeste Transmissora de Energia S.A.

Under the pricing provisions in the share purchase agreement with the Abengoa Group, the total amount paid by TAESA for the acquisition was R$ 1,163 million, with the proceeds of its fourth issue of promissory notes, financial settlement of which took place on November 29, 2011. The operating assets acquired include 1,579 miles of transmission lines, with a Permitted Annual Revenue (Receita Anual Permitida, or “RAP”) of R$509 million, representing an increase of R$309 million in TAESA’s RAP.

This illustration shows the structure of the company after the transaction was completed:

On March 16, 2012, TAESA signed a share purchase agreement with Abengoa Concessões Brasil Holding S.A. to acquire the remaining 50% interest in the shares held by Abengoa in União de Transmissoras de Energia Elétrica Holding S.A. (UNISA), which holds 100%  of the total shares of STE, ATE, ATE II and ATE III.  Under the share purchase agreement TAESA will pay R$ 863.5 million, adjusted by the SELIC rate from December 31, 2012 until the closing date of the acquisition. The conclusion of this transaction is subject to approval by TAESA’s EGM, Aneel, the companies’ financing banks and CADE.

Acquisition of Interest in Renova

Renova Energia S.A. (“Renova”) is a company generating electricity from renewable sources focused on wind farms and small hydroelectric plants (PCHs). Renova prospects for, develops and implements renewable energy enterprises and is currently the only company listed on the BM&FBovespa dedicated to working with alternative energy sources in Brazil. It has created the largest wind farm complex in Brazil, located in the semi-arid region of the Brazilian state of Bahia, and sold a total of 668MW of installed electricity generation capacity in the reserve energy auctions of 2009 and 2010 and the A—3 auction of 2011.

On August 19, 2011 Light, through its subsidiary Light Energia S.A. (“Light Energia”), subscribed 50,561,797 of Renova’s common shares. As a result, Light Energia holds 34.44% of Renova’s common shares and 25.81% of its total capital. The transaction included a private placement of Renova’s shares in the approximate amount of R$ 360.0 million. Renova1s minority shareholders participated in the private placement, resultin a total capital injection of R$ 376.0 million.

The common shares subscribed by Light Energia are part of the controlling stockholding block of Renova, and represent half of the shares comprising the control block, with the same rights and preferences attributed to the other common shares issued by Renova. To make the transaction possible, RR Participações and certain stockholders of Renova waived their right of first refusal in favor of Light Energia. Light Energia and RR Participações entered into a stockholders’ agreement which regulated the exercise of the right to vote, purchase and sale of shares issued by the Renova held by the parties, and their rights and obligations as stockholders of the Renova.

Light has experience in building and operating generation projects, and sale and placement of electricity. We understand that this combination will enable Renova to position itself as one of the largest players in wind generation in Latin America, with unique and extremely attractive characteristics. The agreement also contains a commitment by Light to purchase 400MW of installed power capacity provided by Renova’s wind projects. The companies further have the right of first refusal in the purchase or sale, as applicable, of wind energy in long-term The principal purpose of this acquisition is to accelerate the growth of Renova through a combination of its own technical capacity and pioneering experience in development of new projects and business with our own experience and contracts entered into in the Free Market.

The table below shows tha Renova portfolio of projects.

Contracted Capacity (MW)	1068
LER 2009	294
LER 2010	162
A-3 2011	212
PPA Free Market	400
Certified Projects (MW)	2200
Developing Projects (MW)	2400

Acquisition of 9.77% interest in Norte Energia S.A.: the Belo Monte Hydroelectric Plant

The Belo Monte Hydroelectric Plant (“Belo Monte”) is the largest plant currently under construction in the world, and when completed will have installed capacity of 11,233 MW, with Assured Energy of 4,571 MW average. The commercial operation is planned to start in February 2015, and the concession period is 35 years. The concession for the construction and operation of the Belo Monte Hydroelectric Plant, on the Xingu River, in the Brazilian state of Pará, belongs to Norte Energia S.A. (“Norte Energia”), which won the auction held in April 2010.

The Northern region of Brazil is the principal expansion frontier for generation of hydroelectric energy in Brazil, and more than 60% of the potential for hydroelectric expansion is still available. Therefore, we understand that the participation in this project has strategic value. The Belo Monte Hydroelectric Plant is the second project in the region in which Cemig Generation and Transmission is participating, the first being its 10% interest in the consortium building the Santo Antônio Hydroelectric Plant in the Brazilian State of Rondônia.

Amazônia Energia Participações S.A. (“Amazônia Energia”) is a special-purpose company in which the stockholders are: Light S.A., with 51% of the voting stock and 25.5% of the total stock; and Cemig Generation and Transmission, with 49% of the voting stock and 74.5% of the total stock. On October 25, 2011, Amazônia Energia signed share purchase agreements with six companies that held, in aggregate, an interest of 9.77% in Norte Energia, as follows: (i) Construtora Queiroz Galvão S.A.: 2.51%; (ii) Construtora OAS Ltda.: 2.51%; (iii) Contern Construções e Comércio Ltda.: 1.25%; (iv) Cetenco Engenharia S.A.: 1.25%; (v) Galvão Engenharia S.A.: 1.25%; and (vi) J. Malucelli Construtora de Obras S.A.: 1%.

The acquisition price corresponds to the amount of the injections of capital made by the vendors, adjusted by the IPCA index up to October 26, 2011, in the amount of R$ 118.69 million.

The transaction involving the participation of Amazônia Energia as a stockholder of Norte Energia was approved by the Extraordinary General Meeting of Norte Energia and by our and Light’s Boards of Directors. The Brazilian electricity regulator, Aneel, has been informed about the transaction, and it has been submitted to the antitrust authority CADE (Conselho Administrativo de Defesa Econômica), in accordance with Law 8884/94.

The transaction adds 818 MW of generation capacity to our total holdings, increasing our market share in Brazilian electricity generation from 7% to 8%; and adds 280 MW to the total generation capacity of Light.

Advantages of this transaction include the following: (i) the principal contracts for building works and equipment have been signed; (iii) the principal risks associated with the project have been considerably mitigated; (ii) future injections of capital will be diluted over nine years, and will use the cash flow generated by the project itself during the last three of those years; (iv) the environmental costs have been defined; and (v) all of the sales transactions for the electricity have already been established.

This acquisition will not have any effect on the policy for payment of dividends to our stockholders.

Increase of stockholding in Gasmig

On December 27, 2011, our Board of Directors authorized the acquisition of 10,781,736 nominal common shares and 7,132,773 nominal preferred shares, representing 4.38% of the total capital of Companhia de Gás de Minas Gerais — Gasmig, which belonged to the State of Minas Gerais, for R$ 67.2 million, corresponding to a price per share of approximately R$3.75, to be adjusted to the value given by an independent valuation opinion, which will be prepared by a specialized institution, to be chosen and contracted by us.

Capital Expenditures

Capital expenditures for the years ended December 31, 2011, 2010 and 2009 in millions of reais, were as follows:

	Year ended December 31,
	2011	2010	2009
Distribution network	1,857	2,050	877
Power Generation	972	359	783
Transmission network	1,030	1,581	1,746
Others	121	132	293
Total capital expenditures	3,980	4,122	3,699

We currently project capital expenditures in 2012 related to property, plant and equipment and concession assets of approximately R$2.16 billion, 40% higher the projected for 2011 (R$ 1.54 billion), mainly due to investments in the residential segment and the expansion of our distribution infrastructure.

These amounts do not include investment in acquisitions and in other projects not remunerated by the concession-granting authority — which are not recognized in the calculations of tariffs made by the regulator, Aneel.

We expect to fund our capital expenditures in 2012 mainly from our cash flow from operations and, to a lesser extent, through financing. We expect to finance our expansion and projects by commercial bank loans and by issuing debentures in the local market.

Business Overview

General

We run a business related to generation, transmission, distribution and sale of electricity, gas distribution, telecommunications and the provision of energy solutions.

CEMIG’s electric energy Market comprises the transactions of purchase and sale of electricity made by its subsidiaries: (i) Cemig, comprising energy generated directly through the assets managed by Cemig, Cemig Generation and Transmission, Hydropower Cachoeirão, Hydropower Pipoca, Baguari Energy, Praias de Parajuru Wind Farm, Praia do Morgado Wind Farm, Volta do Rio Wind Farm and the Smaller Subsidiaries, which includes other subsidiaries and its affiliates (Horizontes Energia, Termoeletrica Ipatinga, Sa Carvalho, Termoeletrica Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia), and (ii) Light, comprising firms Light Serviços de Eletricidade, Light Energia and Lightger.

Cemig

Total resources used in the year 2011 amounted to 81,523  GWh, an amount that is 4.9% higher than the resources used in the previous year. The amount of energy produced in 2011 was 34,095 GWh, which represented an increase of 2.4% over 2010 and the amount of energy purchased totaled 47,428 GWh, which represented an increase of 6.7% over 2010. This referes to the energy purchased form Itaipu (8,475 GWh) and energy purchased by CCEE and other companies (38,953 GWh).

The energy traded in 2011 was 47,846 GWh, an amount 4.5% higher than the one traded in 2010, and 94.8% of that value,     ( 45,346  GWh) was traded to final consumers, captive and free.

The total losses of energy in the core network and distribution networks, totaled 5,712GWh, which corresponds to 7.0% of total resources and 0.1% lower than the losses of 2010 (5,716 GWh).

The table below shows the breakdown of resources and power requirements by Cemig traded in the last three years.

CEMIG’S ELECTRIC ENERGY BALANCE (6)

	Year ended December 31,
(GWh)	2011	2010	2009
RESOURCES	81,523	77,752	70,548
Electricity generated by CEMIG (1)	31,276	30,361	32,830
Electricity generated by auto-producers	997	980	1,167
Electricity generated by Ipatinga	308	300	210
Electricity generated by Barreiro	60	65	62
Electricity generated by Sá Carvalho	356	380	428
Electricity generated by Horizontes	53	80	79
Electricity generated by Cemig PCH	51	58	3
Electricity generated by Rosal Energia	251	310	309
Electricity generated by Amador Aguiar	580	614	641
Electricity generated by Cachoeirão (5)	163	134	148

Electricity bought from Itaipu	8,475	8,590	8,889
Electricity bought from CCEE and other companies (2)(3)	38,953	35,880	25,782

REQUIREMENTS	81,523	77,752	70,548
Electricity delivered to final consumers (4)	45,346	43,272	39,204
Electricity delivered to auto-producers	991	993	996
Electricity delivered by Ipatinga	308	300	211
Electricity delivered by Barreiro	100	99	84
Electricity delivered by Sá Carvalho	498	496	500
Electricity delivered by Horizontes	83	85	79
Electricity delivered by Cemig PCH	115	121	123
Electricity delivered by Rosal Energia	262	263	263
Electricity delivered by Cachoeirão (5)	143	143	140
Electricity delivered to the CCEE and other companies(2)(3)	27,965	26,264	23,339
Losses	5,712	5,716	5,609

(1)	Discounting the losses attributed to generation (611 GWh in 2011) and the internal consumption of the generating plants.
(2)	This amount refers to contracts, purchases and sales of electricity under the CCEE, including the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).
(3)	Includes bilateral contracts with other agents of the CCEE.
(4)	Includes electricity delivered to consumers outside the concession area.
(5)

Includes 100% of electricity produced by Cachoeirão Hydro Power Plant. CEMIG has a 49% interest in the consortium, and is responsible for the sale of 100% of the physical guarantee of this Small Hydro Plant.

(6)	It does not include Light, which manages its own electric energy balance.

Light

Total energy consumption in the concession area of Light Serviços de Eletricidade S.A. (“Light SESA”), which is controlled by our subsidiary Light S.A., (including captive customers and transport of free customers) came to 22,932 GWh in 2011, a 2.5% increase over 2010. The commercial and residential segments, which increased by 4.3% and 2.1%, respectively, were the best performers.  If consumption of the free clients CSN, CSA and Valesul is taken into account, total consumption came to 24,658 GWh³ in 2011, versus 24,588 GWh in 2010.

In 2011, the amount of energy produced was 4,518 MWh a volume 5.3% below the 4,769 MWh generated in 2010. All of Light’s energy is produced by hydropower plants, with a total capacity of 866 MW.

Energy sold on the captive market (ACR) totaled 1,082.0 GWh in the last quarter of 2011, 1.8% lower than the last quarter of 2010 due to the seasonality of contracts effective in 2011.  Energy sold on the free market (ACL) in 2011 amounted to 173.0 GWh, 7.2% less than in 2010, primarily due to the lower volume of contracts, which is pressured by lower short-term energy sales. The 211.7% increase in spot market sales in the last quarter of 2011 was largely due to the upturn in hydro generation in the interconnected system, as a result of a higher volume of rainfall when compared to that of the last quarter of 2010.

Light SESA sold a total of 5,508.6 GWh in 2011, 2.5% less than in 2010, due to the 24.6% decline in spot sales, as a result of CCEE booking procedures, which failed to deduct the energy consumed by pumps in the first half of 2010, totaling 83 average-MW.

In accordance with ANEEL’s calculation methodology, commercial, or non-technical, losses in the year ended December 2011 totaled 5,256 GWh, representing 40.5% of billed energy in the low-voltage market, 0.2 and 1.3 percentage points down from September 2011 and December 2010, respectively. For more information, see “Energy Losses” section, below.

Light SESA’s total energy losses amounted to 7,591 GWh, or 21.70% of the grid load, in 2011, 0.17 p.p. and 0.41 p.p. up on September 2011 and December 2010, respectively, due to the migration of major clients to the core network, with a negative impact on the grid load.

LIGHT’S ELECTRIC ENERGY BALANCE

	Year ended December 31,
	2011	2010	2009
Energy Balance (GWh)
Grid Load	34,983	35,201	33,319
Energy transported to utilities	2,901	3,047	2,756
Energy transported to free customers*	4,664	5,206	4,120
Own Load	27,418	26,948	26,443
Captive market consumption	19,877	19,459	19,084
Low Voltage Market	12,985	12,630	12,106
Medium Voltage Market	6,891	6,829	6,978
Losses + Non Billed Energy	7,542	7,489	7,359

* Including CSN and CSA

Generation

According to Aneel, at December 31, 2011, we were the third largest electric power generation group in Brazil as measured by total installed capacity. At December 31, 2011, we generated electricity at 63 hydroelectric plants, three thermoelectric plants and three wind farms and had a total installed generation capacity of 6,967 MW of which hydroelectric plants accounted for 6,734 MW, thermoelectric plants accounted for 184 MW and wind farms accounted for 49 MW. Eight of our hydroelectric plants accounted for approximately 77%of our installed electric generation capacity in 2011. During the year ended December 31, 2011, we recorded expenses totaling R$234 million relating to transmission charge payments made to the ONS and to transmission concession holders. See “—The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to final users. We transport energy produced at our own generation facilities and that we purchase from Itaipu, and other sources, as well as the energy for the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the Brazilian Grid regulated by the ONS. See “—The Brazilian Power Industry.” As of December 31, 2011, our transmission network consisted of approximately 55 miles of upper 525 kV lines, 3,155 miles of 500 kV lines, 177 miles of 440kV lines, 1,223 miles of 345 kV lines and 1,197 miles of 230 kV lines, which were distributed, mainly, among the following companies:

•                  Cemig Generation and Transmission: 1,352 miles of 500 kV lines, 1,222 miles of 345 kV lines and 476 miles of 230 kV lines located in Minas Gerais.

•                  TAESA: Our proportional share of TAESA transmissions lines includes 1,222  miles of 500 kV lines, 177 miles of 440 kV lines and 308 miles of 230 kV lines in 16 different Brazilian States.

•                  TBE: Our proportional share of TBE transmissions lines includes 55 miles of upper 525 kV lines, 581 miles of 500 kV lines, one mile of 345 kV lines and 383 miles of 230 kV lines.

•                  Transchile operates a total of 62 miles of 220 KV lines (the Charrúa — Nueva Temuco line) in the country of Chile.

Distribution

Through Cemig Distribution, we have four distribution concession agreements in the State of Minas Gerais that grant us rights to supply electricity to consumers in that area, including consumers that may be eligible, under the legislation, to become free consumers (consumers with demand equal to or greater than 3 MW, or consumers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or small hydroelectric plants). The concession area of Cemig Distribution covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2011, we owned and operated 302,654 miles of distribution lines, through which we supplied 24,262 GWh to approximately 7.3 million end-consumers.

Through Light Serviços de Eletricidade S.A. (“Light SESA”), which is controlled by our subsidiary Light S.A., we participate in the distribution service concession contract in the State of Rio de Janeiro, which gives us the right to supply electricity in an area of 4,237 square miles. In 2011, Light SESA reached about 4.1 million consumers. Total energy consumption in Light SESA’s concession area (captive customers and transport of free customers3) came to 22,932 GWh in 2011, a 2.5% increase over 2010. The commercial and residential segments, of Rio de Janeiro, with respective growth of 4.3% and 2.1%, were the best performers, fueling the market as a whole.

In 2011, a total of 20,348 GWh was carried and delivered by the electricity distribution system to the free consumers. The total amount of electricity supplied was 44,611 GWh, of which 55.0% was supplied to industrial consumers, 19.2% to residential consumers, 12.2% to commercial consumers, 5.9% to rural consumers and 7.7% to other consumers. Cemig Distribution is the largest electricity distribution concession holder in Brazil, in terms of number of consumers, according to Brazilian Association of Electricity Distributors (Associação Brasileira de Distribuidores de Energia Elétrica), or ABRADEE.

Other Businesses

While our main business consists of the generation, transmission and distribution of electricity, we also engage in the following businesses: (i) distributing natural gas in Minas Gerais through our subsidiary, Gasmig, (ii) telecommunications through our consolidated subsidiary Cemig Telecomunicações S.A.; (iii) national and international energy solutions consulting business through our subsidiary Efficientia S.A.,; and (iv) implementation and management of systems for electricity sector companies through our subsidiary Axxiom Soluções Tecnológicas S.A.; (v) exploitation of natural gas through six consortia, listed as follows: (a) Consórcio de Exploração SF-T-104, (b) Consórcio de Exploração SF-T-114, (c) Consórcio de Exploração SF-T-120, (d) Consórcio de Exploração SF-T-127, (e) Consórcio de Exploração REC-T-163, and (f) Consórcio de Exploração POT-T-603, formed with several partners; and (vi) sale and trading of electricity, structuring and intermediating purchases and sale transactions, buying and selling electricity in the Free Market through our wholly-owned subsidiaries Cemig Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A..

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2011	2010	2009
Electricity sales to final consumers	14,959	13,219	13,233
Electricity sales to the interconnected power system	1,882	1,602	1,775
Use of basic transmission and distribution networks	3,447	2,856	2,105
Construction revenues	1,533	1,341	130
Services rendered	105	179	129
Telecommunication and other	885	745	523
Tax on revenues	(6,997)	(6,095)	(5,737)
Total	15,814	13,847	12,158

Power Generation and Trading

Overview

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2011:

Facility	Installed Capacity (MW)	Assured Energy (1) (average MW)		Year Commenced Operations		Installed Capacity % of Total	Date Concession or Authorization Expires	CEMIG’s Interest
Major Hydroelectric Plants
São Simão	1,710	1,281.0		1978		24.5	January 2015	100%
Emborcação	1,192	497.0		1982		17.1	July 2025	100%
Nova Ponte	510	276.0		1994		7.3	July 2025	100%
Jaguara	424	336.0		1971		6.1	August 2013	100%
Miranda	408	202.0		1998		5.9	December 2016	100%
Três Marias	396	239.0		1962		5.7	July 2015	100%
Volta Grande	380	229.0		1974		5.5	February 2017	100%
Irapé	360	206.3		2006		5.2	February 2035	100%
Aimorés	161.7	84.3		2005		2.3	December 2035	49%
Salto Grande	102	75.0		1956		1.5	July 2015	100%
Funil	88.2	43.6		2002		1.3	December 2035	49%
Sá Carvalho	78	58.0		2000	(2)	1.1	December 2024	100%
Queimado	86.6	47.8		2004		1.2	January 2033	82.5%
Rosal Energia	55	30.0		2004	(2)	0.8	May 2032	100%
Itutinga	52	28.0		1955		0.7	July 2015	100%
Baguari	47.6	27.3		2009		0.7	August2041	34%
Amador Aguiar I	50.5	32.6		2006		0.7	August2036	21.05%
Amador Aguiar II	44.2	27.6		2007		0.6	August2036	21.05%
Camargos	46	21.0		1960		0.7	July 2015	100%
Porto Estrela	37.3	18.6		2001		0.5	July 2032	33.3%
Igarapava	30.5	25.1	(3)	1999		0.4	December 2028	14.5%
Pai Joaquim	23	12.5		2004		0.3	April 2032	100%
Cachoeirão	13.2	8.0		2008		0.2	July 2030	49%
Piau	18	13.5		1955	(2)	0.3	July 2015	100%
Gafanhoto	14	6.7		1946		0.2	July 2015	100%
Pipoca	9.8	5.8		2010		0.1	September 2031	49%
Smaller Hydroelectric Plants (4)	115.2	61.6		—		1.7	—	—
Thermoelectric Plants
Igarapé	131	71.3		1978		1.9	August 2024	100%
Ipatinga	40	40.0		2000	(2)	0.6	December 2014	100%
Barreiro	12.9	11.4		2004		0.2	April 2023	100%
Wind Farm
Praias de Parajuru	14.1	4.1		2009		0.2	September 2032	49%
Praia do Morgado	14.1	6.5		2010		0.2	December 2031	49%
Volta do Rio	20.6	9.0		2010		0.3	December 2031	49%
Light Hydroelectric Plants
Fonte Nova	34.4	27.1		1940		0.6	July 2029	32.47%
Ilha dos Pombos	48.8	30.0		1924		0.9	July 2029	32.47%
Nilo Peçanha	99	87.3		1940		1.8	July 2029	32.47%
Pereira Passos	26.1	13.3		1962		0.5	July 2029	32.47%
Santa Branca	14.6	8.3		1999		0.3	July 2029	32.47%
Renova Small Hydro Plants (5)
Cachoeira da Lixa	1.2	0.7		2008		0.0	December 2033	8.38%
Colino 1	0.9	0.6		2008		0.0	December 2033	8.38%
Colino 2	1.3	0.9		2008		0.0	December 2033	8.38%
Total	6,966.8	4,244.7		—		100	—	—

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

(2)   Indicates our date of acquisition.

(3)   The amount of 5.49 average MW of Assured Energy, as set forth in the agreement with a consortium formed by Cemig Generation and Transmission, Vale S.A., Companhia Siderúrigica Nacional, Votorantim Metais Zinco S.A and Anglogold Ashanti Córrego do Sítio Mineração S.A . is included.

(4)  Corresponds to 29 Small Hydroelectric Power Plants: Anil, Bom Jesus do Galho, Cajuru, Dona Rita, Jacutinga, Joasal, Lages, Luiz Dias, Machado Mineiro, Marmelos, Martins, Paciência, Pandeiros, Parauna, Peti, Pissarrão, Poço Fundo, Poquim, Rio de Pedras, Salto Voltão, Salto de Morais, Salto do Passo Velho, Salto do Paraopeba, Santa Luzia, Santa Marta, São Bernardo, Sumidouro, Tronqueiras and Xicão.

(5)   Corresponds to 25.81% of Light’s participation in Renova Energia S.A

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
Voltage of Connection Lines	2011		2010		2009
500 kV	7		7		7
345 to 230 kV	108	(3)	108	(1)	81
161 to 138 kV	112		112		112
69 to 13.8 kV	187	(4)	187	(2)	163
Total	514		514		363

	Step-Down Transformation Capacity(5) of Generation Substations
	As of December 31,
	2010	2009	2008
Number of step-down substations	63	63	59
MVA	7,416	7,416	7,332	(6)

(1)	The circuit length of our 230 kV connection lines increased in 2009 because the Baguari facility began its operations.
(2)	The circuit length of our 69 kV connection lines increased in 2009 because the Wind Farm Praias do Parajuru began its operations.
(3)	The circuit length of our 230 kV connection lines increased in 2010 because Praia do Morgado and Volta do Rio Wind Farms began their operations.
(4)	The circuit length of our 69 kV connection lines increased in 2010 because Praia do Morgado and Volta do Rio Wind Farms and Pipoca Small Hydroeletric Plant began their operations.
(5)	This amount does not include the Light acquisition.
(6)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Generation Assets

We have incorporated the following subsidiaries in the State of Minas Gerais and other states of Brazil to operate certain of our generation facilities and to hold the related concessions:

Cemig Generation and Transmission S.A. — As of December 31, 2011, we have electricity generation capabilities in 46 hydroelectric plants, one thermoelectric plant and three wind farms, which totals a generation capacity of 6,368 MW, value of which hydroelectric plants accounted for 6,188 MW, thermoelectric plants accounted for 131 MW and wind farms accounted for 49 MW.

In addition to our own plants, Cemig Generation and Transmission participates in the following consortia:

•      Igarapava Hydroelectric Power Plant — We have a 14.5% interest in this enterprise and our partners are Vale S.A. (38.2%), Votorantim Metais Zinco S.A. (23.9%), Companhia Siderúrgica Nacional S.A. (17.9%) and Anglogold Ashanti Córrego do Sítio Mineração S.A. (5.5%).

•      Queimado Hydroelectric Power Plant — Our partner in this project is CEB Participações S.A. (CEBPar), a subsidiary of Companhia Energética de Brasília, or CEB, a state-controlled electricity company. As per the second Amendment to Concession Contract 006/1997, executed on July 17, 2009, CEB has a 17.5% interest and we have the remaining 82.5%.

•      Aimorés Hydroelectric Power Plant —We have a 49% interest in this enterprise and our partner, Vale S.A., has the remaining 51% interest.

•      Funil Hydroelectric Power Plant — We have a 49% interest in this enterprise and our partner, Vale S.A., has the remaining 51% interest.

•      Porto Estrela Hydroelectric Plant — We have a 33.3% interest in this enterprise and our partners are Vale S.A. (33.3%) and Companhia de Tecidos Norte de Minas — Coteminas (33.3%).

Light S.A. — At December 31, 2011, we generated electricity at five hydroelectric plants with a total installed generation capacity of 866 MW.

Renova Energia S.A. — At December 31, 2011, we generated electricity at three small hydro plants with a total installed generation capacity of 3.542 MW. Usina Térmica Ipatinga S.A. — We operate the Ipatinga Thermoelectric Power Plant through our subsidiary.

Usina Térmica Ipatinga S.A. - This plant is an SPP (self power producer) installed and operated within the premises of Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS, or Usiminas, a large Brazilian steel manufacturer. The plant supplies power to a large steel mill owned by Usiminas, located in eastern Minas Gerais. The plant currently has an installed capacity of 40 MW, generated by two units that began operating in 1986 and that use blast furnace gas as fuel.

Sá Carvalho S.A. — We operate the Sá Carvalho Hydroelectric Power Plant, located on the Piracicaba River in the municipality of Antônio Dias, in the State of Minas Gerais, through our subsidiary Sá Carvalho S.A.. The plant currently has an installed capacity of 78 MW.

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

Cemig Capim Branco Energia S.A. — We incorporated Cemig Capim Branco Energia S.A. (21.1%) to develop the Capim Branco Generating Complex in partnership with Vale S.A. (48.4%), a mining company, Comercial e Agrícola Paineiras (17.9%), an agricultural company, and Votorantim Metais Zinco S.A. (12.6%), or VMZ, a metallurgical company. On March 16, 2007, Aneel published Ruling No. 683 approving the change of the name of the Capim Branco Generating Complex to the Amador Aguiar Generating Complex. The project consists of the Amador Aguiar I and Amador Aguiar II Hydroelectric Power Plants, with installed capacity of 240 MW and 210 MW, respectively.

Horizontes Energia S.A. — We formed Horizontes Energia S.A., or Horizontes Energia, to generate and trade electricity as an IPP (independent power producer) through the commercial operation of the following of our smaller hydroelectric plants: the Machado Mineiro Small Hydro Plant (SHP), with an installed capacity of 1.72 MW; the Salto do Paraopeba SHP, with an installed capacity of 2.37 MW; the Salto Voltão SHP, with an installed capacity of 8.2 MW; and the Salto do Passo Velho SHP, with an installed capacity of 1.8 MW, as well as other generating projects to be acquired or built with our participation. The concession relating to the Machado Mineiro SHP expires on July 7, 2025; the concessions relating to the other plants expire on October 4, 2030. The Salto do Paraopeba SHP is currently out of service for refurbishment. We expect that this power plant will resume its operations in 2014.

Usina Termelétrica Barreiro S.A. — We formed Usina Termelétrica Barreiro S.A. to participate, in partnership with V&M do Brasil S.A., or Vallourec & Mannesmann, a metallurgic company, in the construction and operation of the 12.9 MW Barreiro Thermoelectric Power Plant, located on Vallourec & Mannesmann’s premises in the Barreiro neighborhood of the city of Belo Horizonte in Minas Gerais. Cemig PCH S.A. — We formed Cemig PCH S.A. to generate and trade electric energy as an IPP. Its main activity is the production and sale of electricity through the Pai Joaquim SHP, as an IPP. This plant, located on the Araguari River, has an installed capacity of 23 MW.

Hidrelétrica Cachoeirão S.A. —We formed a special-purpose company named Hidrelétrica Cachoeirão S.A., to build and operate the Cachoeirão SHP. This plant, with an installed capacity of 27 MW, is located on the Manhuaçu River, in the eastern part of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in Hidrelétrica Cachoeirão S.A. and Santa Maria Energética has a 51% ownership interest.

Baguari Energia S.A.— We operate the Baguari Hydroelectric Power Plant through the Baguari UHE Consortium, in which Baguari Energia has a 49% interest. The power plant has an installed capacity of 140 MW and is located on the Doce River, in the State of Minas Gerais. The energy generated is commercialized in the ACR. Initially, Cemig Generation and Transmission had a 34% interest in this consortium and Furnas Centrais Elétricas S.A. had a 15% interest. On February 2, 2010, Aneel transferred to Baguari Energia the Cemig Generation and Transmission and Furnas Centrais Elétricas S.A joint concession in the Baguari Hydroelectric Power Plant.

Hidrelétrica Pipoca S.A. — Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Pipoca SHP, in partnership with Omega Energia Renovável S.A., formed by the investment companies “Tarpon Investimentos” and “Warburg Pincus”, to implement and operate the project. Through Cemig Generation and Transmission, we have a 49% interest in Hidrelétrica Pipoca S.A. The plant, with an installed capacity of 20 MW, is located on the Manhuaçu River, in the eastern part of the State of Minas Gerais.

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

Our first wind farm, Morro do Camelinho, began operating in 1994. It is located in Gouveia, a town in northern Minas Gerais. This project is the first wind farm in Brazil to be connected to the national electricity transmission grid. With a total generation capacity of 1 MW, Morro do Camelinho was built through a technical and scientific cooperation agreement with the government of Germany. Taking into account the experimental nature of the facility, and the fact that the equipment used is now obsolescent, Cemig applied to Aneel for permission to de-activate the plant, which was agreed, by Dispatch Nº 1653, of September 2, 2010. On August 15, 2009, Cemig Generation and Transmission’s purchased from Energimp S.A. a 49% interest in three wind farms located in the State of Ceará, for the amount of R$223 million. The three wind farms, named UHE Praia do Morgado, UHE Praias de Parajuru and UHE Volta do Rio, have a total installed capacity of 99.6 MW.

Central Eólica Praias de Parajuru S.A. is located in the city of Beberibe, in the State of Ceará. The commercial operation started in August 2009. All of its generation, totaling 73,525 MWh in 2011, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

Central Eólica Praia do Morgado S.A is located in the city of Acaraú, in the State of Ceará. The commercial operation started in May 2010. All its generation, totaling 115,636 MWh in 2011, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

Central Eólica Volta do Rio S.A is located in the city of Acaraú, in the State of Ceará. The commercial operation started in September 2010. All its electricity, totaling 161,238 MWh in 2011, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

The chart below sets forth the geographic distribution of majority of our generation plants, including subsidiaries and affiliates:

Expansion of Generation Capacity

We are currently involved in the construction of seven hydroelectric power plants— Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré, Paracambi, Santo Antônio and Belo Monte —that will increase the installed generation capacity of our hydroelectric facilities by 1,280 MW over the next 7 years. The following is a brief description of these projects, the completion of which are subject to various contingencies, certain of which are beyond our control.

SPE Guanhães Energia S.A. — Cemig Generation and Transmission has negotiated an ownership interest in the construction and operation of the Small Hydro Plants, or PCHs, of Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. Our partner in this project is Investminas Participações S. A., a wholly owned subsidiary of GlobalBank Participações e Investimentos S.A, which formed, with us, the company SPE Guanhães Energia S.A, or Guanhães Energia. The purpose of Guanhães Energia is to build and operate these four PCHs, namely: Dores de Guanhães, with 14 MW installed capacity; Senhora do Porto, with 12 MW capacity; Jacaré, with 9 MW; and Fortuna II, with 9 MW. Dores de Guanhães, Senhora do Porto and Jacaré will be built on the Guanhães River, located in the municipality of Dores de Guanhães, State of Minas Gerais, and Fortuna II will be built on the Corrente Grande River, located in the municipalities of Guanhães and Virginópolis, State of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in Guanhães Energia, while Investminas Participações has the remaining 51%. Construction is expected to begin in first half of 2012, and commercial operation is expected to begin in the second half of 2013. The concessions relating to these plants expire in December 2031 with respect to Fortuna II, November 2032 with respect to Dores de Guanhães and October 2032 with respect to Senhora do Porto and Jacaré. As of December 31, 2011, we had invested R$9.61 million in this project.

Paracambi Small Hydroelectric Power Plant — Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Paracambi Small Hydroelectric Power Plant, in partnership with Light S.A. to implement and operate the project. Cemig Generation and Transmission has a 49% interest in this project. The plant, with an installed capacity of 25 MW, is located on the Lajes River, in the eastern part of the State of Rio de Janeiro. Construction began in November 2009 and commercial generation is expected to begin in February 2012. The concession relating to this plant expires on February, 2031. As of December 31, 2011, we had invested R$41.74 million in this project.

Madeira Energia S.A. —MESA is a special-purpose company created to implement, build, operate and maintain the Santo Antônio hydroelectric plant, in the basin of the Madeira River, in the northern region of Brazil. This facility will have a generating capacity of 3,150 MW. MESA is expected to begin operations in February 2012. Cemig Generation and Transmission has a 10% interest in MESA, and based on our ownership interest, we expect to invest R1,561 million in the development of the project.

Norte Energia S.A. - NESA is a special-purpose company created to implement, build, operate and maintain the Belo Monte Hydroelectric Plant, in the Xingu River, in the northern region of Brazil. The plant, which is currently the world’s biggest plant in construction with 11.233MW installed capacity, will be operating by February 2015. In order to participate of this project, Cemig Generation and Transmission, in partnership with Light S.A., created the special-purpose company Amazônia Energia Participações S.A. (“Amazônia Energia”) with the purpose of acquiring 9,77% interest in this project. The participation of Cemig Generation and Transmission in Amazônia Energia is 74,5% and the remaining participation of 25,5% is held by Light. We expect to invest R$600 million in the development of the project.

Consortium UHE Itaocara — In 2008, Cemig Generation and Transmission took part in a consortia (49% of interest) with Itaocara Energia Ltda, a special-purpose owned by Light S.A., created to implement, build, operate and maintain the Itaocara Hydroelectric Power Plant,. The plant, with a gerating capacity of 151 MW, is located on the Paraíba do Sul River, between the municipalities of Itaocara and Aperibé, in Rio de Janeiro state. Construction is expected to begin in 2013.

Renova Energia S.A. — Light Energia S.A. holds 34.44% common shares and 25.81% of its total capital, is subsidiary of Light S.A., who is subsidiary of Cemig. Renova is a company generating electricity from renewable sources focused on wind farms and small hydroelectric plants (PCHs). Sold a total of 668MW of installed electricity generation capacity in the reserve energy auctions of 2009 and 2010 and the A—3 auction of 2011.  Portfolio atual de 2.051 MW de projetos eólicos e 1.472 MW de PCHs e inventários em diversas fases de desenvolvimento. Primeira e única empresa dedicada a geração de energia alternativa listada na Bovespa. O aporte da Light foi de R$ 360 milhões, que serão utilizados para a implantação dos parques eólicos do portfólio da Renova.

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

Transmission

Overview

Our transmission business mainly consists of the transfer of electricity from generation power plants to consumer agents directly connected in the basic transmission grid, final consumers and distribution companies. The transmission system is comprised of transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

During the year ended December 31, 2011, our transmission businesses recorded revenues totaling R$ 1,473 million. In turn, our usage of the basic transmission grid by connected generation power plants and distribution system and electricity purchases from Itaipu and others suppliers requires us to pay scheduled rates to National System Operator (Operador Nacional do Sistema), or ONS, and owners of different parts of the basic transmission grid. See “-The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

Cemig Generation and Transmission transported 5,267 GWh in 2011 serving 14 high voltage industrial free consumers located in the State of Minas Gerais. Ten of these consumers are also Cemig’s energy consumers and accounted for approximately 58.1% of the transported volume.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles (from generation substations to distribution substations)
	As of December 31,
Voltage of Transmission Lines	2011	2010	2009
>525 kV	55	38	38
500 kV	3,155	2,663	2,292
440 kV	177	177	101
345 kV	1,223	1,347	1,287
230 kV	1,197	909	665
Total	5,807	5,134	4,383

	Step-Down Transformation Capacity(1) of Transmission Substations
	As of December 31,
	2011		2010		2009
Number of step-down substations	70	(2)	68	(2)	68	(2)
MVA	18,438		18,079		16,844

(1)           Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

(2)           Does not consider the shared substations.

Transmission Assets

Montes Claros-Irapé (Transleste) — In September 2003, a consortium formed by Companhia Técnica de Engenharia Elétrica—ALUSA, or ALUSA (holding a 41% interest), Furnas (holding a 24% interest), Orteng Equipamentos e Sistemas Ltda., or Orteng (holding a 10% interest), and CEMIG (holding a 25% interest) won the concession auctioned by Aneel to the Montes Claros-Irapé transmission line. As required in the bidding process, the partners formed the Companhia Transleste de Transmissão, which is responsible for building and operating the transmission line. This 345 kV transmission line connects a substation located in Montes Claros, a city in northern Minas Gerais, and the substation of the Irapé Hydroelectric Power Plant, with a length of approximately 86 miles. Transmission line operations began in December 2005 and the concession expires in February 2034.

Itutinga-Juiz de Fora (Transudeste)— In September 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG, with interests of 41%, 25%, 10%, and 24% respectively, won the concession auctioned by Aneel to the Itutinga-Juiz de Fora transmission line. As required in the bidding process, the partners formed the Companhia Transudeste de Transmissão, which is responsible for building and operating this transmission line. This 345 kV transmission line, with a length of approximately 89 miles, connects the substation of the Itutinga Hydroelectric Power Plant and a substation located in Juiz de Fora, a city in southeastern Minas Gerais. Commercial operations began in February 2007 and the concession expires in March 2035.

Irapé-Araçuaí (Transirapé) — In November 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG with interests of 41%, 24.5%, 10% and 24.5% respectively, won the concession auctioned by Aneel to the Irapé-Araçuaí transmission line. As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which is responsible for building and operating this transmission line. This 230 kV transmission line, with a length of approximately 38 miles, connects the substation of the Irapé Hydroelectric Power Plant and a substation in Araçuaí, a city located in northeastern Minas Gerais. Commercial operations began in May 2007 and the concession expires in March 2035.Furnas-Pimenta (Centroeste) — In September 2004, a consortium formed by Furnas and CEMIG, with interests of 49%, and 51%, respectively, won the concession auctioned by Aneel to the Furnas-Pimenta transmission line. As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste, which is responsible for building and operating the transmission line. This 345 kV transmission line, with a length of approximately 47 miles, connects the substation of the Furnas Hydroelectric Power Plant and a substation located in Pimenta, a city in the west-central region of Minas Gerais. Its commercial operation began in March 2010 and the concession expires in March 2035.

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

TAESA — On December 31, 2011, CEMIG had direct investments (jointly controlled) in TAESA, that owns the following assets:

Company	Miles	Capacity (kV)	Operation	Concession Contract	Concession Expiration Date

TSN- Transmissora Sudeste Nordeste S.A.	664	500kV	April/03	097/2000	12/20/2030
	4	230kV

Munirah-Transmissora de Energia S.A.	66	500kV	November/05	006/2004	02/18/2034

Gtesa- Goiânia Transmissora de Energia	32	230kV	July/03	001/2002	01/21/2032

Patesa-Paraíso Açu Transmissora de Energia S.A.	84	230kV	March/04	087/2002	12/11/2032

Novatrans Energia S.A.	794	500kV	April/04	095/2000	12/20/2030

ETAU-Empresa de Transmissão Alto Uruguai S.A.	117	230kV	May/05	082/2002	12/18/2032

ETEO- Empresa de Transmissão de Energia do Oeste S.A.	312	440kV	October/01	040/2000	05/12/2030

Brasnorte Transmissora de Energia S.A.	237	230kV	August/09	003/2008	03/17/2018

NTE - Nordeste Transmissora de Energia S.A.	116	500 Kv	February/02	002/2002	01/21/2032
	122	230 kV

ATE Transmissora de Energia S.A.	230	525 kV	February/04	003/2004	02/18/2034

ATE II Transmissora de Energia S.A.	585	500 kV	March/05	011/2005	03/15/2035

ATE III Transmissora de Energia S.A.	214	500 kV	March/06	001/2006	03/27/2036
	68	230 kV

STE — Sul Transmissora de Energia S.A	242	230 kV	December/02	081/2002	12/19/2032

On December 31, 2011, CEMIG had direct investments (jointly controlled) in EATE, ECTE, ENTE, ERTE, ETEP and EBTE, and indirect investments in STC, Lumitrans, and ESDE as shown in the table below.

Company	Connection	Length (Miles)	Capacity (kV)	Operation	Concession contract (2)	Concession Expiration Date
EATE (1)	Tucuruí (Pará) to Presidente Dutra (Maranhão)	576	500	March/2003	June 12, 2001	June 12, 2031
ECTE (1)	Campos Novos (Santa Catarina) to Blumenau (Santa Catarina)	157	525	March/2002	November 1, 2000	November 1, 2030
ENTE (1)	Tucuruí (Pará) to Açailândia (Maranhão)	285	500	February/2005	December 11, 2002	December 11, 2032
ERTE (1)	Vila do Conde (Pará) to Santa Maria (Pará)	96	230	September/2004	December 11, 2002	December 11 2032
ETEP (1)	Tucuruí (Parã) to Vila do Conde (Pará)	201	500	August/2002	June 12, 2001	June 12, 2031
Lumitrans (1)	Machadinho — Campos Novos	24.8	525	October/2007	February 18, 2004	February 18, 2034
STC (1)	Barra Grande — Lajes- Rio do Sul	114.3	230	November/2007	April 27, 2006	April 27, 2036
	Brasnorte-Juba,Brasnorte-Parecis
EBTE	Brasnorte- Juína,Nova Mutum-Sorriso,	486	230	June/2011	October 16, 2008	October 16, 2038

	Sorriso- Sinop
ESDE	LT Barbacena 2- Santos Dumont LT Santos Dumont- Juiz de Fora I	1.8	345	Expected to start operating in July/2012	November 19, 2009	November 19, 2039

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

The chart below sets the geographic distribution of CEMIG’s transmission assets:

Expansion of Transmission Capacity

Empresa de Transmissão Serrana S.A. — A special-purpose company created in January, 2012 by ECTE, a jontly controlled company owned by CEMIG (19,09% interest), Alupar Investimento S.A. (42,51% interest), Centrais Elétricas de Santa Catarina S.A. (30,89% interest) and MDU Resources Luxembourg II LLC, S.à.r.l.. (7,51% interest) , to build and operate the substations Abdon Batista, with rated voltages of 525/230 kV and a projected transformation capacity of 1568 MVA, and Gaspar 2 , with rated voltages of 230/138 kV and a projected transformation capacity of 300 MVA, both in the state of Santa Catarina. ECTE won the concession auctioned by ANEEL (Auction 006/2011). The substation aims to connect the power plants Garibaldi and São Roque to the Brazilian National Grid System (Sistema Integrado Nacional, or SIN), and expand the supply of electricity in the region of the Itajaí Valley. The works are scheduled to be completed in 24 months from the signature of the concession agreement.

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

From January 1, 2002 through December 31, 2011, we invested approximately R$1,671 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

	Circuit Length of Distribution Lines in Miles - High Voltage (from distribution substations to final consumers)
	As of December 31,
Voltage of Distribution Lines	2011	2010	2009
161 kV	34.2	34.2	34.2
138 kV	7,073.3	7,012.8	6,897.2
69 kV	3,009.9	2,980.7	2,817.9
34.5 kV + Others	593.4	593.4	593.4
Total	10,710.8	10,621.1	10,342.7

	Circuit Length of Distribution Lines in Miles - Medium and Low Voltage (from distribution substations to final consumers) As of December 31,
Type of Distribution Lines	2011	2010	2009
Overhead urban distribution lines	56,931.3	56,406.7	55,608.2
Underground urban distribution lines	426.9	426.9	426.9
Overhead rural distribution lines	234,785.0	225,227.8	219,557,5
Total	292,143.2	282,061.4	275,592.6

	Step-Down Transformation Capacity(1) of Distribution Substations
	As of December 31,
	2011	2010	2009
Number of substations	366	364	360
MVA	8,623.5	8,427.0	8,250.0

(1) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. For the next five years, we anticipate an increase of approximately 1.07 million new urban consumers and 50,000 rural consumers. In order to accommodate this growth, we expect that we will need to add 142,800 medium-voltage poles, 1,818 miles of transmission lines and 62 step-down substations, adding 1,749 MVA to our distribution network, increasing the network’s installed capacity by 3,598 MVA, including reinforcement. Ongoing projects for development of our distribution capacity include the following:

Luz para Todos — We have adopted a rural electricity development program called Light for All (Luz para Todos) program sponsored by the Federal Government and the State Government of Minas Gerais. We plan to use the program to meet our goal of providing electricity to 100% of the rural consumers in the State of Minas Gerais. The first phase of the Light for All program supplied electricity to 190,000 additional rural residences in the State of Minas Gerais and required a total investment of approximately R$1.7 billion, of which CEMIG invested R$1.05 billion. This first phase included the Light in the Knowledge (Luz no Saber) sub-program, which used solar energy to provide electricity to schools, community centers and rural homes in remote locations not yet connected to the distribution network. In 2009, the Federal Government, the State Government and the CEMIG concessionaire launched the second and third phases of the program. A total investment of R$1.19 billion was realized in these phases of the program, of which CEMIG was responsible for approximately R$ 408 million. The end of the Light for All Program occured in December 31, 2011, as officially postponed on October 5, 2010.  As expected, after conclusion of the second and third phases, in December, 2011, the Light for All Program added about 285,913  new consumers, benefiting a population of approximately 1.5 million inhabitants. The program serviced 1001 clients, between 2005 and 2007, with a network expanding 264km. The program resulted in the installation of 2,302 poles and 691 transformers MV / LV, totaling an investment of R$8.9 million. The Light for All Program was financed as follows: 15% by Light SESA, 52% byf Eletrobrás (through loan - RGR) and 33% by loan through Rio de Janeiro state government.

Cresce Minas — The Grow Minas (Cresce Minas) project was launched in 2007 to revitalize and expand the distribution system of the State of Minas Gerais, improving the reliability of the system and increasing the quality of service to consumers. The project is expected to benefit approximately 340 municipalities (41% of the total) of Minas Gerais, encompassing a total population of approximately 4.1 million, including approximately 1.1 million consumers. In 2011, CEMIG invested R$10 million in capital expenditures exclusively to strengthen the medium-voltage distribution system, out of a total of R$280 million projected. CEMIG also invested R$63 million in 2011 to strengthen the sub-transmission system. In 2012, we expect to invest an aggregate of R$70 million in our sub-transmission and transmission systems.

Purchase of Electric Power

During the year ended December 31, 2011, we purchased 8,474.71 GWh of electricity from Itaipu, which represented approximately 27.80% of the electricity we sold to final users, and 612.79 GWh (2.01%) of electricity from Proinfa. In addition to the electricity purchased from Itaipu and Proinfa, we have two other basic types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 64.23% of the electricity purchased for resale during the year ended December 31, 2011, and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 5.94% of the electricity purchased in 2011.

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

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu, in accordance with the Law 5.899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. Aneel enacted Resolution 1094/2010 requiring Cemig Distribution and Light Serviçoes de Eletricidade S.A. to purchase 13.31% and 8.46%, respectively ,of the total amount of electricity purchased by Brazil from Itaipu during 2011, at rates fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rates may be transferred to the final consumer upon approval by Aneel. Like Cemig Distribuição SA, Light Serviços de Eletricidade SA, is located in the Southeast / Midwest Interconnected National System, and therefore shares the same obligation to purchase energy from Itaipu.

Since 2007, Aneel publishes at the end of each year the amount of electricity to be purchased from Itaipu by each of the electric power distribution companies for the following year, as a guidance for the five subsequent years. Based on this, the distribution companies can estimate their remaining energy needs in advance of the next public auctions.

Auction Contracts — We purchased electricity in public auctions at the CCEE. These contracts were formalized between CEMIG and the several sellers in accordance with the terms and conditions established in the invitation to bid. The following table sets forth the amounts of electricity contracted, average original tariff and prices related to the CCEAR contracts arising from the electricity acquired by CEMIG. See “—The Brazilian Power Industry” for more information on CCEE and CCEAR.

Average Tariff(R$/MWh))	Electricity Contracted (MW — average per year)	Term of the Contract
57.51	530.17	2005 to 2012
67.33	919.14	2006 to 2013
83.13	105.47	2008 to 2015
79.99	18.15	2012 to 2014
106.95	4.47	2008 to 2037
132.27	35.31	2008 to 2022
114.28	3.16	2009 to 2038
126.77	60.41	2009 to 2038
129.26	40.36	2009 to 2023
132.39	31.02	2009 to 2023
115.05	91.77	2010 to 2039
134.99	20.12	2010 to 2039
121.81	88.98	2010 to 2024
138.85	61.23	2010 to 2024
134.67	431.17	2010 to 2024
120.86	24.71	2011 to 2040
137.44	23.24	2011 to 2025
128.42	63.89	2011 to 2025
129.14	56.57	2012 to 2041
128.37	126.34	2012 to 2026
78.87	122.83	2012 to 2041
77.97	457.75	2015 to 2044
102.00	52.76	2014 to 2044
80.10	336.40	2014 to 2033
99.48	46.80	2015 to 2044
67.31	136.73	2015 to 2044

Cemig Generation and Transmission was involved in the A-1 Auction sponsored by Aneel in 2011 trading 2.236 GWh at the price of R$80.00/MWh.

The operational strategy of Cemig Generation and Transmission in energy auctions on the ACR is based on assumptions set by its management such as approved futures price curve and the balance of power structure, which defines availability to be directed to agents in this market, aiming to maximize revenue and net income while minimizing the volatility of operating cash flow.

Bilateral Agreements — Cemig Distribution entered into bilateral agreements with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2011, Cemig Distribution purchased 1,809 GWh pursuant to these agreements, which represented 5.94% of the total electricity purchased by Cemig Distribution during 2011.

Other Businesses

Natural Gas Distribution

Gasmig was established in Minas Gerais, Brazil, in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. CEMIG holds approximately 55% of Gasmig while Petrobras, through its subsidiary Gaspetro—Petrobras Gas S.A., holds 40%. The remaining shares are owned by the State of Minas Gerais and by the city of Belo Horizonte. In January 1993, the State Government granted Gasmig an exclusive 30-year concession for distribution of natural gas covering the entire State of Minas Gerais and consumers located within it. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas, or LPG, and wood. In 2011, Gasmig supplied approximately 2.6 million cubic meters of natural gas per day to 309 consumers: 195 industrial and commercial consumers, 90 retail distribution stations for natural gas vehicles, 2 thermal power plants 18 smaller-consumers (non-residential) and 4 distributors of compressed natural gas, or CNG. In 2011, Gasmig distributed approximately 5.3% of all natural gas distributed in Brazil.

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

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. On July 26, 2006, TSS was merged into Gasmig. As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig. On December 15, 2004, Gasmig executed an additional supply contract with Petrobras which guarantees a gradual increase in supply of up to 5.1 million m³/day of natural gas, within a period of 20 years, in addition to the 3.5 million m³/day that was previously contracted for. This additional supply agreement is for the supply of natural gas to the regions of the Vale do Aço (Steel Valley) in Minas Gerais and in the south of Minas Gerais, and also for the expansion of service to the regions of the Greater Belo Horizonte area, the Zona da Mata (in the southeast of Minas Gerais) and the Campos das Vertentes (historic region), in the industrial, commercial, automotive and residential markets. The additional supply agreement has a term of 20 years, and we began commercial supply pursuant to the agreement in May 2010. Under this agreement the price is established based on the international oil price in the New York market.

We expect that the association with Petrobras will expand Gasmig’s distribution capacity, as our ability to offer natural gas to our consumers is expected to increase significantly with the implementation of Petrobras’s investments in pipelines. We expect that Gasmig’s capital expenditures for 2012 and 2013 will be mostly used for the expansion of our distribution network and growth of CNG and in the residential segment. Gasmig has already completed the necessary expansion to serve the regions of the Vale do Aço (Steel Valley) and the southern region of the State of Minas Gerais.

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

Many energy-intensive industries such as cement, steel, ferroalloys and metallurgy have significant operations in Minas Gerais. We estimate that the total demand for natural gas in Minas Gerais will amount to nearly 4.5 million cubic meters of gas per day by 2013. Gasmig’s key strategy is to expand its distribution network in order to serve the portion of the demand not yet reached. Gasmig is engaged in the development of new projects to extend its natural gas distribution grid to reach consumers in other areas of Minas Gerais, mainly in heavily industrialized areas. In 2006, Gasmig began supplying natural gas to three industrial companies and two distribution stations of Vehicular Natural Gas, or VNG, in the region of the Vale do Aço (Steel Valley) in Minas Gerais, thus concluding the first phase of service to that region of the State of Minas Gerais. The average volume of natural gas distributed in the first phase was approximately 200,000 cubic meters/day. The second phase, which began in 2009, was concluded in 2010, adding 155 miles to Gasmig’s networks. In the end of this phase, we are expected to add approximately 1.0 million m³  per day to Gasmig’s market in 2011.

In 2011, Gasmig invested approximately R$8.9 million in the expansion of its gas pipeline network to serve more consumers in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and reinvestment of the dividends payable to CEMIG. The capacity of the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) was increased in 2010 through an expansion carried out by Petrobras.

Exploration and Production of Crude Oil and Natural Gas

On December 18, 2008, CEMIG and its partners, Companhia de Desenvolvimento Econômico de Minas Gerais - Codemig, (“Codemig”), Imetame Energia S.A. (“Imetame”, formerly called Comp Exploração e Produção de Petróleo e Gás S.A.), Sipet Agropastoril Ltda. (“Sipet”) and Orteng Equipamentos e Sistemas Ltda. (“Orteng”), participated in the Brazil Round 10 Auction carried out by the National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or ANP, and was granted the execution of concession agreements for four exploratory blocks in the São Francisco Basin, one block in the Potiguar Basin, and one block in the Recôncavo Basin. On June 30, 2009, the consortia formed by CEMIG, Codemig, Imetame, Sipet, and Orteng signed the concession agreements regarding three blocks. The participation of both CEMIG and Codemig is 24.5% each. The total participation of Imetame, Sipet, and Orteng is 51%, but the individual participation of these three companies varies, depending on the block. On July 7, 2010, CEMIG, Codemig and Imetame formed three consortia to be responsible for the concession agreements regarding three other blocks. The three consortia have the same composition: CEMIG — 24.5%, Codemig — 24.5%, and Imetame — 51%. These consortia signed the concession agreements regarding these three blocks on October 7, 2011. CEMIG’s projected investment is not expected to exceed R$30 million in the exploration phase.

Telecommunications, Internet and Cable Television

On January 13, 1999, Cemig Telecomunicações S.A., or Cemig Telecomunicações, was incorporated in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group. Currently, we own an equity interest of 99.9% in the capital stock of Cemig Telecomunicações.

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

Through our wholy-owned subsidiary, Efficientia S.A.,we have completed 34 energy efficiency projects in he last ten years. These projects have saved the equivalent to 110,037 MWh of energy per year, representing a reduction of 30,930 tCO2eq/year. In 2011, Efficientia signed contracts for modernization of illumination systems using LED technology, modernization of compressed air generation systems, and installation of inverters for control of motor speed in pumping and ventilation systems. It also completed an important 5MW cogeneration project at the steel company Siderúrgica Plantar, which started in 2009. Over the course of 2011, R$ 25 million was invested in putting energy efficiency projects in place under the management of Efficientia, which has an annual budget of R$ 40 million to invest in energy efficiency projects in the next four years.

Sale and Trading of eletricity

We provide services related to the sale and trading of electricity in the Brazilian electricity sector, such as evaluation of scenarios, representation of consumers in the CCEE, structuring and intermediating of electricity purchase and sale transactions, and consultancy and advisory services, besides services related to the purchase and sale of electricity in the Free Market through our wholly-owned subsidiaries conmpanies Cemig Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A.

Energy Losses

We recognize energy losses in connection with our operations on the national basic grid, which is operated by the ONS, referred to as the Basic Grid. These energy losses are divided into “technical” and “non-technical losses”.

According to Cemig’s Electric Energy Balance table, Cemig’s Distribution total energy losses in 2011 were 5,712  GWh and decreased 0.1% from 2010 (5,716 GWh). The Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, attributed to Cemig Distribution 444 GWh as losses in the national basic grid in 2011. The remaining energy losses, 5,268 GWh, include both technical and non-technical losses in the local distribution system

Light Serviços de Eletricidade total energy losses in 2011 were 7,591  GWh, compared to 7,489 GWh in 2010, representing 21.7% of the total energy of 34,983 GWh that passed through the local distribution system, including both technical and non-technical losses. Besides these losses in 2011, 486 GWh were related to losses in the national basic grid attributed to Light Serviços de Eletricidade by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE.

Technical losses accounted for approximately 81.5% of Cemig Distribution’s and 59.5% of Light’s energy losses in the local distribution system in 2011. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy. We attempt to minimize technical losses by performing rigorous and regular evaluations of the quality of our electricity supply and our facilities. We routinely upgrade and expand our transmission and distribution system in order to maintain quality and reliability standards, and consequently, reduce technical losses. In addition, we operate our transmission and distribution system at certain specified voltage levels in order to minimize losses.

Technical losses are not comparable. Longer stretches of distribution (for example in rural areas) naturally have more technical losses.

Non-technical losses accounted for the remaining approximately 18.5% of Cemig Distribution’s and 40.5% of Light’s energy losses in 2011 in the distribution system and result from fraud, illegal connections, metering errors and meter defects. In order to minimize non-technical losses, we regularly take preventive actions, including inspection of consumers’ meters and connections, modernization of metering systems, training of meter-reading personnel, standardization of meter installation and inspection procedures, installation of meters with quality control warranties, consumer database updating and development of a theft-protected distribution network. Additionally, we have developed an integrated system designed to help detect and measure controllable losses in all parts of our distribution system.

Non-technical losses are partially comparable between electricity companies because they indicate a sector’s inefficiencies and the social complexities within the concession area. Non-technical losses are partially comparable between electricity companies because they indicate a sector’s inefficiencies and the social complexities within the concession area. At the end of 2011, the indicators that measure the quality of supply by Cemig Distribution, DEC—Consumer Outage Duration in hours per year and FEC—Number of Outages Per Year, were 14.32 and 7.01, respectively, compared to 12.99 and 6.56 in 2010. At the end of 2011, the DEC and FEC of Light were 16.73 and 7.76, respectively, compared to 11.33 and 5.76 in 2010.

Consumers and Billing

Consumer Base

The Cemig Group trades energy in the market in which it operates through the following companies: (i) Cemig, the companies comprising Cemig, Cemig Generation and Transmission, Hidroeletric Cachoeirão, Hidroelectric Pipoca, Cemig Baguari Energia, Centrais Eólicas Praias de Parajuru, Praia do Morgado and Volta do Rio, according to the shareholding of Cemig Generation and Transmission, and businesses Subsidiaries and Affiliates (Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica Barreiro, Cemig PCH, Rosal Energia, Cemig Capim Branco Energia), and (ii) Light, the companies comprising Light, Light Electric Services, Energy and Light Lightger, according to the shareholding of Cemig.

This market is comprised of the energy sales to captive consumers in the concession areas in Minas Gerais and Rio de Janeiro and out of these states, the trading of electricity to other power agents in ACR - Regulated Contracting Environment, and to the free consumers in the ACL - Free Contracting Environment, the sales in PROINFA - Incentive Program for Alternative Sources of Electric Energy and CCEE - Chamber of Electric Energy Trading.

The electricity sold in the year 2011, totaled 70,178 GWh, an increase of 5.9% over the year 2010. The sale of energy to final consumers in 2011 totaled 50,404 GWh, an increase of 7.0% over 2010, due to expansion of domestic and productive activities of the free industrial customers.

In 2011, the power supplied to captive consumers was 29,386 GWh, an increase of 7.4% over 2010, and the electricity sold on the open market totaled 21,018 GWh, an increase of 6.3% over 2010.

In the Regulated Contracting Environment - ACR, 10,067 GWh were supplied to distributors, portion corresponding to 14.3% of total revenues in 2011, an increase of 1.1% over 2010.

In Free Contracting Environment - ACL 4,390 GWh were supplied to trading companies, independent producers and electric power generators, corresponding to 6.3% share of total resources in 2011, an increase of 3.3% over 2010.

Sales in PROINFA in 2011 totaled 121 GWh, an increase of 42.5% over 2010.

The sales of the CEMIG’s Group are detailed in the table below broken down by the energy sold to each market in which the group operates for the years 2010 and 2011.

	2011		2010		Change, %
Sales in GWh	GWh	%	GWh	%	2010–2011
Cemig Consolidated (1)	70,178	100.0	66,256	100.0	5.9
Sales to final consumers	50,461	71.9	47,181	71.2	7.0
Residential	10,742	15.3	9,944	15.0	8.0
Industrial	26,029	37.1	24,826	37.5	4.8
Captive consumers	5,170	7.4	5,141	7.8	0.6
Free consumers	20,859	29.7	19,685	29.7	6.0
Commercial	6,985	10.0	6,227	9.4	12.2
Captive consumers	6,826	9.7	6,141	9.3	11.2
Free consumers	159	0.2	87	0.1	84.0
Rural	2,646	3.8	2,466	3.7	7.3
Other categories	4,059	5.8	3,717	5.6	9.2
Wholesale sales	14,458	20.6	14,205	21.4	1.8
Regulated market - CCEAR	10,067	14.3	9,955	15.0	1.1
Free and “bilateral” contracts	4,390	6.3	4,250	6.4	3.3
Sales under the Proinfa program	121	0.2	85	0.1	42.1
Sales on the CCEE	5,138	7.3	4,785	7.2	7.4

(1) Sales of Cemig Group: Cemig D; Cemig GT consolidated; Affiliates, Subsidiaries and Light in proportion to Cemig equity interest.

The number of customers billed for CEMIG’s group peaked at 11.4 million in December 2011, an increase of 3.0% compared to December 2010.

In 2011, through the expansion of our transmission and distribution system, Cemig Generation and Transmission incorporated 29 free customers and Cemig Distribution billed 271,806 new End Consumers, representing an increase of 3.8% compared to 2010, and Light added 54,704 new End Consumers, representing an increase of 1.4% compared to 2010.

	December 2011		December 2010		Change, %
Number of clients	Clients	%	Clients	%	2010–2011
Cemig Consolidated (1)	11,464,675	100.0	11,135,126	100.0	3.0
Retail supply	11,464,579	100.0	11,135,040	100.0	3.0
Residential	9,677,453	84.4	9,534,790	85.6	1.5
Industrial	88,221	0.8	87,453	0.8	0.9
Captive consumers	87,994	0.8	87,242	0.8	0.9
Free consumers	227	0.0	211	0.0	7.6
Commercial	947,774	8.3	884,534	7.9	7.1
Captive consumers	947,738	8.3	884,511	7.9	7.1
Free consumers	36	0.0	23	0.0	56.5
Rural	665,018	5.8	543,961	4.9	22.3
Other categories	86,113	0.8	84,302	0.8	2.1
Wholesale sales	96	0.0	86	0.0	11.6
Regulated market - CCEAR contracts	71	0.0	68	0.0	4.4
Free and “bilateral” contracts	25	0.0	18	0.0	38.9

(1) Sales of Cemig Group: Cemig D; Cemig GT consolidated; Affiliates, Subsidiaries and Light in proportion to Cemig equity interest.

In 2011, Cemig’s ten largest consumers were provided with high voltages and consumed 7,154 GWh, or 15.8% of the total of electricity that we supplied during the year.

The following table sets forth the names and related industries of Cemig’s ten largest industrial consumers in 2011:

Ten Largest Cemig’s Industrial Consumers (listed in order of the amount of electricity (GWh) billed in 2011)	Industry
White Martins Gases Industriais Ltda	Chemical
Usiminas - Usinas Siderúrgicas de Minas Gerais - Cubatão	Steel
Usiminas - Usinas Siderúrgicas de Minas Gerais - Ipatinga Gerais	Steel
Rima Industrial S.A.	Ferroalloys
Companhia Ferroligas Minas Gerais	Ferroalloys
Ligas de Alumínio S.A. - LIASA	Ferroalloys
Kinross Brasil Mineração S.A.	Mining
ArcelorMittal Brasil S.A.	Steel
Samarco Mineração S.A.	Mining
Gerdau Aços Longos S.A.	Steel

The following table shows our industrial energy sales volumes by type of industrial consumer as of December 31, 2011

Industrial Consumers	Energy Sales Volume in GWh	Consumption as a Percentage of Total Industrial Energy Volume
Steel industry	6,205	24.3%
Ferroalloy industry	5,255	20.5%
Chemical industry	2,742	10.7%
Mining industry	2,615	10.2%
Food processing industry	1,547	6.0%
Material de Transporte	969	3.8%
Cement industry	829	3.2%
Others	5,867	21.3%
Total	26,029	100.0%

Billing

Our monthly billing and payment procedures for electricity supply vary by levels of voltage. Our large consumers with direct connections to our transmission network are generally billed within five weekdays after their meter reading and receive their bills by e-mail. Payment is required within five weekdays after delivery of the bill.

Other consumers receiving medium voltage electricity (approximately 12,000 consumers supplied at a voltage level equal to or greater than 2.3 kV or connected by underground distribution lines) are billed within one or two days of their meter reading and payment is required within five weekdays after delivery of the bill. This group of consumers will start receiving their bills by e-mail until December 2012.

We are automating our meter reading system for customers who use medium voltage, with completion of this automation scheduled to be completed by June 2012. Currently, approximately 5,000 consumer units in the medium voltage category are already being measured automatically.

Our remaining consumers are billed within five weekdays of their meter reading and payment is required within five weekdays after delivery of the bill or 10 weekdays after delivery of the bill in the case of public sector entities. Bills are prepared from meter readings or on the basis of estimated consumption.

Seasonality

CEMIG’s sales of electricity are affected by seasonality. Usually, an increase in consumption by industrial and commercial consumers occurs in the fourth fiscal quarter due to increases in their activities. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season, between the months of May and November, more electricity is used to irrigate crops. Certain figures representing the Company´s fiscal quarterly consolidated consumption by final consumers from 2009 through 2011, in GWh, are set forth below:

Year	First Quarter(*)	Second Quarter(*)	Third Quarter(*)	Fourth Quarter(*)
2009	10,959	10,916	11,040	11,521
2010	10,740	11,704	12,173	12,510
2011	12,415	12,456	12,828	12,705

(*) The consumption related to Light is not included within this table.

Competition

Contracts with Free Consumers

We had 253 contracts with Free Consumers as of December 31, 2011. Of these contracts, 50 are with companies located outside the distribution company’s concession area and represent 3,555 GWh of energy per year. These contracts with Free Consumers, including Special Consumers, have terms of three to eighteen years and represented a total volume of approximately 19,922 GWh, in 2011.

CEMIG’s strategy in the Free Market has been to establish contracts of longer duration, thereby establishing and promoting a long-term relationship with our consumers. We seek to differentiate ourselves in consumer market based on the quality of our service and the added value of Cemig Generation and Transmission. This strategy, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with a large minimum demand on a take or pay basis, translates into lower risk and greater predictability of the Company’s results.

At the end of 2011 we were the largest seller of energy to Free Consumers in the Free Market, with approximately 23% of the sales in this segment of the CCEE.

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

Environmental Matters

Overview

Our generation, transmission and distribution of electricity as well as the distribution of natural gas are subject to comprehensive federal and state legislation relating to the preservation of the environment. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the Federal Government has the power to promulgate general environmental regulation, state governments have the power to enact specific and even more stringent environmental regulation. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages. Administrative sanctions may include substantial fines (from R$50 thousand to R$50 million) and suspension of activities. Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

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

Failure to obtain an environmental license to construct, implement, operate, expand or enlarge an enterprise that causes significant environmental impact, such as the energy plants operated and in implementation by CEMIG, is subject to administrative sanctions, such as the suspension of activities and the payment of a fine, ranging from R$500 thousand to R$50 million, as well as criminal sanctions, which include the payment of a fine, imprisonment for individuals and restriction of rights for legal entities.

The State of Minas Gerais Environmental Policy Council (Conselho de Política Ambiental) (“COPAM”) Regulatory Ordinances Nos. 17, of December 17, 1996, and 23, of October 21, 1997, provide that operational licenses shall be renewed from time to time for periods of four to eight years, depending on the size and pollution potential of the facility.

The validity of the operational environmental licenses is controlled by a specific system and is verified yearly.

Corrective Environmental Operation Licensing

Resolution No. 1, of January 23, 1986, issued by the Environmental National Council (Conselho Nacional do Meio Ambiente) or CONAMA, requires environmental impact assessment studies to be undertaken, and a corresponding environmental impact assessment report to be prepared, for all major electricity generation facilities built in Brazil after February 1, 1986. Facilities built prior to February 1, 1986 do not require these studies, but must obtain corrective environmental operation licenses, which may be acquired by filing a form containing certain information regarding the facility in question. Obtaining the corrective licenses for the projects which began operations before February 1986, according to the Resolution No. 6, of September 16, 1987, requires presentation to the competent environmental body of an environmental report containing the characteristics of the project, the environmental impacts of the construction and operation, and also the mitigating and compensatory measures adopted or that are in the process of being adopted by the organization carrying out the project.

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

Currently, the facilities of Cemig Generation and Transmission that started operations before the Brazilian environmental legislation was enacted, and which have not obtained corrective licensing, have filed applications before the appropriate environmental bodies, prepared the required studies and submitted them for analysis.

Of the 46 plants built prior to the Brazilian environmental legislation, 11 already have operating licenses, and 35 have their licenses under the analysis phase in either the Federal or State level, depending on their location. All the relevant studies have been prepared and presented to the appropriate regulatory body. Some of the renewal, and corrective processes of our environmental licenses conducted at the environmental agency of the State of Minas Gerais depend on the decisions regarding Legal Forest Reserves and Permanent Protection Areas. See “—Legal Forest Reserves.”

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

Legal Forest Reserves

Under Article 1, § 2, sub-item III, of Federal Law No. 4,771, of September 15, 1965 (the Federal Forest Code), a Legal Forest Reserve is an area located inside a rural property or holding, other than any area of permanent preservation, that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity and for shelter or protection of native fauna and flora.

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

However, both Federal Law No. 4,771/65 and State Law No. 14,309/02 do not establish the concept of a rural property or holding. The regulatory concept found in the Brazilian legislation for rural properties is in the “Land Statute” instituted by Federal Law No. 4,504, of November 30, 1964, in which Article 4, I, defines a rural property as “a rustic real estate property, of continuous area, whatever its location, allocated for extractive agricultural, livestock raising or agro-industrial commercial operation.”

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

In agreement with the opinion put forward by SEDE, CEMIG supports the view that it is not legally obligated to constitute a Legal Forest Reserve for its undertakings, based on the following arguments:

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

SEMAD, in a letter to the AGE dated as of May 14, 2010, requested reconsideration of AGE’s legal opinion dated October 30, 2008. The AGE has not yet replied to SEMAD’s letter. Currently, discussions on the applicability of the law, as well as the development and adoption of a New Federal Forest Code are taking place within the Brazilian National Congress. Changes in Brazilian legislation or a new opinion of the AGE requiring a Legal Forest Reserve would result in additional costs to the Company, which cannot be estimated at this moment.

The New Federal Forest Code is in the final stage of discussions and approval in the Brazilian Congress. With the approval of this code, the responsibilities and need for allocation of Legal Forest Reserves will be clarified, making it possible for ‘our processes of environmental regularization to be concluded.

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

The State Decree No. 45629, of July 6, 2011, establishes procedures for setting and implementing environmental compensation and determined that the compensation shall be due to environmental projects considered significant environmental impact.

Projects in the implementation stage or the operation of unlicensed plants are subject to corrective environmental compensation when they receive the corrective license, if there is a significant environmental impact after July 19, 2000.

The projects that have completed the licensing process, and have not had their environmental compensation defined are subject to environmental compensation at the time their license is reviewed or when the licensing authority determines, taking into account the significant environmental impacts occurring after July 19, 2000.

Companies that have obtained their license or installation prior to the publication of the Federal Law No. 9985, 2000, and have not had their environmental compensation defined are subject to environmental compensation at the time their license was considered, taking into account the significant environmental impacts occurring on or after July 19, 2000.

State Decree No. 45.175/2009 was amended by Decree No. 45.629/2011, which established the following:

The reference value of projects that cause significant environmental impact will be defined as follows:

I - for projects implemented prior to the publication of Federal Law No. 9985 of 2000 will be considered the net book value, excluding revaluations., If the net book value is not available, will be considered the value of investment presented by the legal representative of such project, and

II - compensation for environmental projects implemented after the publication of Federal Law No. 9985 of 2000 will be considered the benchmark value established in item IV of article. 1 of Decree No. 45175, 2009, calculated at the time of implementation of the project and updated based on an inflation adjustment rate.

Fish Management

The dams at each of our hydroelectric generation facilities can endanger fish that inhabit the adjoining reservoirs. To reduce the impact of these facilities, CEMIG carries out numerous procedures to mitigate accidents involving fish in its hydroelectric power plants. Also, we are currently developing research projects in partnership with universities to study more effective techniques to control the impact of our operations on fish.

In spite of these efforts, one incident occurred in 2007, at the Três Marias Hydroelectric Power Plant, resulting in the death of approximately 17 tons of fish as estimated by the Enviromental Police (8.2 tons by our estimate). The volume of dead fish was not estimated or measured As a result, the State Forests Institute imposed two fines on us, totaling approximately R$5.5 million, which currently corresponds to R$7.7 million. We paid 50% of the fine and the rest is being negotiated with the environmental authority for application in research projects. On April 8, 2010, CEMIG and the Public Attorneys’ Office of Minas Gerais State signed a Conduct Adjustment Commitment (TAC), corresponding to the amount of R$6.8 million, providing for compensatory measures for environmental improvement in the area of influence of the Três Marias power plant, in Três Marias, Minas Gerais.

Within this context, one of the main objectives of the company, as of 2007, was the establishment of preventive and mitigation measures against fish mortality caused by the operation of hydroelectric power plants. ‘Our management believed that the correct assessment of risks and the subsequent adoption of efficient control measures would mean a decrease in economic and environmental losses, as well as image-related losses, which the company had been suffering in previous years.  Therefore we implemented an environmental program, named Peixe Vivo (Live Fish) in the affected region as a way of responding to the event and reaffirming our commitment to economic and social development of the regions where we operate and where our projects are located. Besides fish in the exit canals of several of our plants are being monitored by specialist biologists, with the objective of becoming familiar with the dynamics of fish populations over time, the periods of their greatest activity during the day, and the locations of their greatest density. With this information, more effective techniques may be developed to control the impact of the operation of the plants on fish. CEMIG has spent R$6.4 million for the development of research projects linked to the Peixe Vivo program from 2007 until 2011, and more than R$6.0 million were invest on physical barriers to prevent fish from entering the draft tube and modernization of the main hatchery station at the Volta Grande Environmental Station.

There has been no final decision by the environmental authorities regarding the obligation of building fishway projects at CEMIG’s hydroelectric plants, however, there is a possibility that future decisions by the environmental authorities, changes in the environmental legislation, or even new information obtained from the studies that are currently in progress may lead to a need for the construction of fishways at all of ‘our hydroelectric plants, which may result in additional operating costs ‘that have not yet been assessed.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through inhabited areas and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our natural gas distribution network registers, and there is a possibility accidents that could cause potential significant personal, property and environmental damage in case of ignition or a leak. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig has several inspectors monitoring its network daily, to prevent illegal or non-notified excavations in urban roads, invasions or constructions, erosions or any other problem that might cause risk to the pipeline. Gasmig, through its Dig Safely (Escave com Segurança) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, to disclose their registrations to companies that perform excavation on urban roads, to ensure that before digging close to the natural gas network, they call Gasmig’s 24-hour helpline, and request guidance and support for safe execution of their work.

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

Reservoir Areas — We have implemented safety measures to protect our electricity generation facilities against invasions, using security posts, mobile patrols to control the banks of reservoirs and electronic vigilance systems (SVE) to monitor the generation power plant instalations, as appropriate. Invaders located inside the facilities are detained and taken to police stations, where police complaints are filed. There are signs on the banks of the reservoirs of our hydroelectric generation facilities, indicating ownership. Invaders of the banks of the reservoirs are reported by periodic inspections by the mobile patrol units operating on the reservoir banks. We frequently have to take legal action to recover possession of invaded areas. Due to the vast area and number of reservoirs, we are continually subjected to new trespasses and occupation of the banks of the reservoirs by unauthorized constructions. However, we are employing our best efforts to prevent these invasions and any environmental damage to the Permanent Preservation Areas (Áreas de Preservação Permanente), or APPs, around the reservoirs.

The Carbon Market

We believe Brazil has significant potential to generate carbon credits arising from clean energy projects that comply with the Clean Development Mechanism,  CDM, or the Voluntary Markets. Every year, we seek to quantify our emissions and to publish our main initiatives in reduction of greenhouse gas emissions, by means, for example, of the Carbon Disclosure Project.

CEMIG group takes part in CDM projects at various stages of development, including six Small Hidroeletric Plants with a capacity of 81MW and a hydroeletric plant with a capacity of 140MW and several wind plants which totaled 669MW. So far no carbon credits have been commercialized, since these projects have not yet reached the stage of issuance of Reduced Emission Certificates (Certificados de Emissão Reduzuida), or CERs.

Operational Technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission grids.

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema), or COS, located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of our energy. It also provides the link with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 47 extra high and high voltage substations, approximately 29 major generating power plants and 4 Small Hidroeletric Plants.

Through its activities the COS permanently guarantees the security, continuity and quality of our supply of electricity. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2008 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição), or COD, located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 366 distribution substations, 291,943 miles of medium voltage distribution lines, 10,711 miles of sub-transmission lines and 7.07 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

We provided an average of 12,500 services a day in 2011. The COD is certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication help to reduce consumer service restoration time and provide better consumer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geospatial Information & Technology

The operational and engineering processes of our business are strongly supported by geo-referenced information management technologies, making the planning, construction, operation and maintenance of the generation, transmission and distribution network more efficient. Additionally, the use of mobile technologies reduces costs and allows us to provide more efficient services to our consumers.  Internal Telecommunications Network

We believe we have one of the largest telecommunication networks among Brazilian electric power companies. It includes high performance microwave links with more than 250 communication stations, an optical system with 1,588 miles of optical fibers and a mobile communication system with 811 radios including 644 trunking and VHF radios and 167 UHF and VHF portable radios. A total of 420 mobile radios have data interface to mobile terminals installed in vehicles for dispatch systems (operation and maintenance), which also have 1200 mobile terminals connected through satellites.Corporate Data Network

Our corporate data network has 227 sites in 142 towns in Minas Gerais. The physical and logical architecture of the network employs security resources such as firewalls, Intrusion Prevention Systems (IPSs), and anti-virus and anti-spam systems, which are continually updated to protect information against unauthorized access, in compliance with ISO 27000. A system of event logs makes it possible to investigate occurrences and also guarantee a historical record base to meet legal requirements.

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

Customer Relationship Channels

We have one call center, in Belo Horizonte. Our customers can call a toll-free number to obtain information about their accounts and order services from our call center. The call center is integrated with the Distribution Operation Center - COD systems and the Customer Relationship Management - CRM system of the SAP platform, allowing consumers to provide updated information on emergency and commercial services. The call center has modern facilities and includes an efficient electronic service through the Interactive Voice Response - IVR, and a staff of over 1,300 professionals, being able to receive about 75,000 calls on a typical day and up to 250,000 calls on an unusual day. As an indication of the quality of service, our call center has the ISO 9001 Quality Certification since 1999. We also have a representative of stores and service centers in all 774 municipalities in the concession area, to meet the customer in person when necessary. Others important customer relationship channel is the customer service provided by the Government, through the agents available for each city of the concession area and the Cemig Plus - a dedicated contact center to clients served in medium voltage. Consumers can also contact us by e-mail, fax, SMS, Social Networks like Twitter and Facebook or through our website - the Virtual Agency, with over 23 online services available to customers.

Commercial Management System

We have consolidated an efficient customer care system, based on our CCS/CRM platform and totally integrated into our ERP and BI that support our decision-making processes. The CCS serves approximately 7 million consumers of high, medium and low voltage. The system is a competitive tool, adding safety, quality and productivity to CEMIG’s business processes, and adapts itself with great efficiency and speed to legal, regulatory and market changes and requirements.

Maintenance and Repair Systems

The 10,511 miles of high voltage distribution lines in Cemig Distribution’s network, operating at 34.5 kV to 161 kV, are supported by approximately 53,837 structures, mainly made of metal. Cemig Generation and Transmission’s network has 3,050 miles of high voltage transmission lines, supported by approximately 11,526 structures. The majority of the service interruptions to our distribution and transmission lines are due to lightning, fire, vandalism, wind, and corrosion. The entire high voltage transmission line systems of both Cemig Distribution and Cemig Generation and Transmission are inspected once a year, using a helicopter equipped with a “Gimbal”, which is a gyro-stabilized system consisting of conventional and infra-red cameras, allowing for simultaneous visual and thermographic (infra-red) inspections. Land-based inspections are also carried out at intervals of between one and three years, depending on the line characteristics, such as time in operation, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

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

Management Tools

During 2011, after the technical updating of our SAP Integrated Management System, or ERP, which includes the processes related to finances, procurement, sales, materials, services and human resources, Cemig continued to improve and adapt its systems to the changes and requirements of legislation, regulations and market standards. We have made significant progress in relation to capitalization of assets, works and materials, logistics planning and maintenance processes, and complying with the regulations on electronic tax invoices, including other obligations related to electronic payment of taxes.

These advances and solutions implemented in ERP also assist us in obtaining the information that is necessary for planning, control and decision-making, and making that information available to our Board of Directors and Executive Board. ‘

Risk Management

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

Properties, Plant, Equipment and Intangible Assets

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate electricity generation projects, including projects under construction, was R$13,923 million at December 31, 2011. Generation facilities represented 59.8% of this net book value, intangible assets represented 37.8% of this net book value (distribution facilities on intangible assets represented 29.9% and other intangible and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 7.9%. The average annual depreciation rate applied to these facilities was 2.5% for hydroelectric generation facilities, 9.5% for administration facilities, 7.3% for telecommunication facilities and 4.1% for thermoelectric facilities. Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2011. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

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

The New Industry Model

The main objectives of the New Industry Model are to guarantee security of supply and reasonableness of rates. To guarantee supply, The New Industry Model Law requires (a) that distributors contract their entire loads, and be responsible for making realistic projections of demand requirements and (b) that the construction of new hydroelectric and thermal plants be determined in ways that best balance security of supply and reasonableness of rates. To achieve reasonable rates, The New Industry Model Law requires (a) all purchases of electricity by distributors occur by auction, based on the lowest-price criterion; (b) contracting be through the ACR, or the Pool system; and (c) contracting of load be separated into two types of transactions which will always be by auction: (i) contracting of the electricity of the new plants, which targets expansion; and (ii) contracting of the electricity of the existing plants, which targets the existing electricity demand.

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

Expansion requirements of the sector are evaluated by the Federal Government through the Ministry of Mines and Energy, or MME. In order to better organize the electric energy sector, two entities have been created: (i) the Energy Research Company, or EPE, a state-controlled company responsible for planning the expansion of generation and transmission; and (ii) the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Eléctrica), or CCEE, a private company responsible for the accounting and settlement of short-term energy sales. The CCEE is also responsible, through delegation by Aneel, for organizing and conducting the Pool public power auctions, in which all distributors purchase energy.

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

The regulation under the New Industry Model Law stipulates that distribution companies that contract less than 100% of their total captive consumption may be subject to fines. There are mechanisms to reduce this possibility, such as the purchase of energy from other distribution companies whose energy purchases exceeded forecasted demand, or purchase energy in auctions during the year. Any remaining shortfall from 100% of total captive consumption can be bought at the spot market price and the concessionaire would be subject to a penalty payment equivalent to the shortfall. If a company contracts more than 103% of its captive consumption, it would be subject to price risk if it sells this energy in the spot market in the future. To reduce such price risk, a company may reduce the purchase contracts in the “existing energy” auction by up to 4% each year, and reduce those contracts due to loss of consumers that became free and are supplied by generators directly.

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

•                  electricity purchases from existing facilities in the “A-1” auction are limited to 0.5% of distribution companies’ demand and frustrated purchases in previous “A-1” auctions and involuntary exposition to captive consumer´s demand, plus the

“replacement,” defined as the amount of energy needed to replace the power from power purchase contracts that expire in the current year(“A-1”), according to Aneel Resolution 450/2011. If the acquired electricity in the “A-1” auction exceeds the limit, pass-through of costs of the exceeding portion to final consumers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities. The MME will establish the maximum acquisition price for electricity generated by existing projects;

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

In 2011, ANEEL finalized Public Hearing 040/2010, in which it dealt with the methodology for the third periodic revision. To calculate the rate of return ANEEL uses the methodology of Weighted Average Cost of Capital (WACC), which resulted in a rate of 7.50% after taxes compared to the rate of 11.25% applied in the last cycle.

ANEEL also decided to change the methodology used to calculate the X-Factor from the discounted cash flow methodology to the Total Factor Productivity (TFP) method, which consists in defining potential productivity gains for each company based on the average productivity gains. It is expected that this will result in an increase in the X Factor. These changes in methodology will take effect on 2013.

Aneel has also issued regulations that govern the access to the distribution and transmission facilities and establish the rate for use of the local distribution system, or Distribution Usage Rates, or TUSD, and the rate for the use of the transmission grid, or Transmission Usage Rates, or TUST. The rates to be paid by distribution companies, generators and Free Consumers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the revenues that are permitted of transmission concessionaires pursuant to their concession contracts. For more detailed information regarding the rate-setting structure in Brazil, see “—The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems.”

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

The Brazilian Electricity System Overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with multiple owners. The Brazilian Grid is comprised of companies in the southern, southeastern, west-central, and northeastern regions and part of the northern region of Brazil. About only 2% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential close to 243,362 MW, of which only 35.5% has been developed or is under construction, according to Eletrobrás studies consolidated in December 2010.

Brazil has an installed capacity in the interconnected power system of 113.33 GW, approximately 71.2% of which is hydroelectric , according to Brazilian Energy Balance 2011 Year 2010 from Empresa de Pesquisa Energética —EPE. This installed capacity includes half of the installed capacity of Itaipu—a total of 14,000 MW owned equally by Brazil and Paraguay. There are approximately 61,000 miles of transmission lines with voltages equal to or higher than 230 kV in Brazil.

Approximately 36% of Brazil’s installed generating capacity and 56% of Brazil’s high voltage transmission lines are operated by Eletrobrás, a company owned by the Federal Government. Eletrobrás has historically been responsible for implementing electric policy, conservation and environmental management programs. The remaining high voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

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

•                  The Federal Government enacted Law No. 8,987 on February 13, 1995, or the Concessions Law, and Law No. 9,074 on July 7, 1995, or the Power Concessions Law, that together:

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

•                  granted Free Consumers and electricity suppliers open access to all distribution and transmission grids; and

•                  eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or “Small Hydroelectric Power Plants” , lately updated on May 28, 2009 by Law No. 11,943, which raised the limit from 30 MW to 50 MW, independently of being a Small Hydroelectric Power Plant or not.

•                       The creation of Aneel and of the CNPE, in 1997.

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

Rationing and Extraordinary Rate Increases

Below average rainfall in the years preceding 2001 resulted in low reservoir levels and low hydroelectric capacity in the Southeast, Central West and Northeast regions. A program known as the Electricity Rationing Program, that lasted from June 2001 until February 2002, was designed to solve this problem and establish normal levels for reservoirs. As a result of the end of the rationing measures, the Federal Government created the Electricity Sector Management Committee (Câmara de Gestão do Setor Elétrico), or CGSE, as coordinator of the electricity sector revitalization measures. The General Agreement of the Electricity Sector was created to provide for compensation for rationing-related losses to generation and distribution companies in Brazil and restore the economic equilibrium of the concession agreements. An extraordinary rate increase, or RTE, applicable to final consumers would compensate both generators and distributors for such rationing-related losses. The RTE also covers financial losses from January 2001 to October 2001, resulting from those costs that are beyond the control of the distributor, referred to as Parcel A costs, as well as losses of generators incurred as a result of payment of free energy costs above the Initial Contract average price.

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

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to Aneel, by delegation of MME, as granting authority, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. For the renewal of existing concessions, the period is usually 20 years for distribution, 20-30 years for transmission, depending on the contract, and the period for generation depends on the contracts. An existing concession, granted prior to the publication of Law 10,848 of March 15, 2004 may be renewed once at the granting authority’s discretion. Concessions granted after the publication of Law 10,848 can not be extended further.

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

Electric Energy Trading Chamber—CCEE

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

Ownership Limitations

On November 10, 2009, Aneel issued Resolution No. 378, which established that Aneel, upon identifying an act that may cause unfair competition or may result in relevant market control, must notify the Secretariat of Economic Law (Secretaria de Direito Econômico) (“SDE”) of the Ministry of Justice, pursuant to art. 54 of Law No. 8,884 of June 11, 1994. After the notification, the SDE must inform the antitrust authority Conselho Administrativo de Defesa Econômica (“CADE”). In November 30, 2011 Law No. 8,884 was revoked and replaced by Law 12,529. This new law extinguished SDE and replaced it for the General Superintendency (Superintendência Geral). If necessary, the General Superintendency will require Aneel to analyze the aforementioned acts. CADE will decide if there should be any punishment regarding those acts, which may vary from pecuniary penalties to the split of the company, pursuant to articles 37 and 45 of the abovementioned law.

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

Law 9,427/96, as amended by Law 10,762/03, further established that hydroelectric plants with an installed capacity of 1MW or less, generation plants classified as Small Hydroelectric Plants, and those with qualifying solar, wind, biomass or cogeneration sources, with an injected capacity of 30MW or less, used for independent production or self-production, will have the right to a discount of at least 50% on the rates for use of the transmission and distribution system, charged on production and consumption of the energy sold. This legal provision was regulated by Aneel through its Resolutions 077/2004, 247/2006 and 271/2007.

Also the government promoted two alternative energy generation auctions and four backup regulated auctions where the plants that are allowed to sell energy on pursuant to these auctions are either wind energy projects, SHP projects or biomass projects.

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

Fuel Consumption Account—CCC

Distribution companies must contribute to the Fuel Consumption Account (Conta de Consumo de Combustível), or CCC. The CCC was created to generate financial reserves to cover elevated costs associated to the use of thermoelectric energy plants, especially in the northern region of Brazil given the higher operating costs of thermoelectric energy plants compared to hydroelectric energy plants. Each energy company is required to contribute annually to the CCC. The annual contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC, in turn, reimburses energy companies for a substantial portion of the fuel costs of their thermoelectric energy plants. The CCC is administered by Eletrobrás.

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

Energy Development Account— CDE

In 2002, the Federal Government instituted the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by Aneel and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution system. These fees are adjusted annually. The CDE was created to support the (1) development of electricity production throughout the country, (2) production of electricity by alternative energy sources and (3) universalization of energy services throughout Brazil. The CDE shall be in effect for 25 years and shall be managed by Eletrobrás.

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

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE, attempts to mitigate the risks involved in the generation of hydroelectric power by mandating that all hydrogenerators share the hydrological risks within the Brazilian Grid. Under Brazilian law, the revenue arising from the energy sales by generators does not depend on the amount of energy they in fact generate, but rather on Guaranteed Energy or Assured Energy of each plant. The Guaranteed or Assured Energy is indicated in each concession agreement.

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

Although the MRE is efficient to mitigate the risks of individual plants that have adverse hydrological conditions in a river basin, it does not succeed in mitigating this risk when low hydro levels affect the National Interconnected System (“System”) as a whole or large regions of it. In extreme situations, even with the MRE, generation of the entire System won’t attain the level of the Assured Energy and hydro generators may be exposed to the spot market. In these situations, the shortage in hydro resources is going to be compensated by greater use of thermal generation and spot prices will be higher

Rates for the Use of the Distribution and Transmission Systems

Aneel oversees rate regulations that govern access to the distribution and transmission systems and establish rates (i) for the use of the local distribution system, or Distribution Usage Rates, or TUSD, and (ii) for the use of the interconnected transmission grid, or Transmission Usage Rates, or TUST. Additionally, distribution companies of the South,South-East and Midwest interconnected system pay specific charges for the transmission of electricity generated at Itaipu. The increase in transmission rates and charges paid by distribution concessionaires are passed on to their respective consumers through Annual Rate Adjustments. All this rates are set by ANEEL. The following is a summary of each rate or charge:

TUSD

The TUSD is paid by generation companies and customers for the use of the distribution system to which they are connected. It is readjusted annually according to an inflation index and the variation of costs for the transmission of energy and regulatory charges.

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

Parcel A costs include, among others, the following:

•                  Regulatory Charges (RGR, CCC, CDE, TFSEE and Proinfa);

•                  Costs of electricity purchased for resale (CCEAR, Itaipu’s Energy and bilateral agreements); and

•                  Transmission’s charge (TUST, TUSD, Transport of Electricity from Itaipu, Use of Sites for Connection and ONS).

Parcel B costs are those that are within our control and include:

•                  return on investment;

•                  taxes;

•                  regulatory default;

•                  depreciation costs; and

•                  operation costs of the distribution system.

In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index, adjusted by an X Factor. Electricity distribution companies, according to their concession contracts, are also entitled to periodic revisions (revisão periódica). These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession and (2) determining the X factor.

The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments and to share the company’s productivity gains with final consumers.

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

Critical Accounting Estimates

The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

For more detailed information about our Critical Accounting Policies and Estimates, please refer to Note 2 to our audited consolidated financial statements as of December 31, 2011.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts in an amount that we estimate to be sufficient to cover presently foreseeable losses as follows: (i) for consumers with material debts, an individual analysis of the balance is made, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts that are more than 90 days past due for residential consumers, or more than 180 days past due for commercial consumers, or more than 360 days past due for the other consumer types, are provisioned at 100%.  These criteria are the same as those established by ANEEL.

We continuously monitor collections and payments from consumers and review and refine our estimation process. A future change in our estimates could result in an increase in the allowance for doubtful accounts which could have a material adverse impact on our operating results and financial condition.

Deferred income tax and social contribution

We account for income taxes in accordance with IFRS. IFRS requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our consolidated financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

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

Depreciation and Amortization

Depreciation and Amortization is computed using the straight-line method, at annual rates based on the estimated useful lives of the assets, in accordance with ANEEL regulations and industry practice in Brazil.

Our accounting treatment for amortization of intangible assets depends on the nature of the intangible asset. Intangible assets linked to a service concession agreement, net of residual value, are amortized in accordance with IFRIC 12 on a straight-line basis over the concession period stipulated in the concession contract. Other intangible assets are amortized on a straight-line basis over the estimated useful economic lives of the assets in conformity with the amortization rates established by ANEEL.

To the extent that the actual lives differ from these estimates, there would be an impact on the amount of depreciation and amortization accrued in our consolidated financial statements. A significant decrease in the estimated useful life of a material amount of property, plant and equipment, intangibles, or in the assets of the electricity generation project consortium in which we are a partner, could have a material adverse impact on our operating results in the period in which the estimate is revised and in subsequent periods.

Employee Post-Retirement Benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees.

The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. These assumptions are described in Note 21 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries and healthcare costs. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other post-retirement obligations.

Provision for Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

Such provisions are estimated based on historical experience, the nature of the claims, as well as the current status of the claims. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

Unbilled electric power supplied

Unbilled retail supply of electric power, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued for at the end of the month. While we believe that our accruals are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our consumers receivables.

Derivative Instruments

Accounting for derivative transactions requires us to employ judgment to compute fair market values, which are used as the basis for recognition of the derivative instruments in our consolidated financial statements. Such measurement may depend on the use of estimates such as long term interest rates, foreign currencies and inflation indices, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market. For more detailed information about Derivative Instruments please refer to Note 28 to our audited consolidated financial statements as of December 31, 2011.

Recently Issued IFRS Standards

Below is a description of the alterations in IFRS not yet adopted which might impact our consolidated financial statements, and the possible effects of which are still being evaluated by us:

•                  IAS 1 Presentation of Financial Statements — Prescribe the Other Comprehensive income. This international accounting standard is effective for fiscal years beginning on or after January 1, 2012.

•                  IAS 19 Employee Benefits — The objective of IAS 19 is to prescribe the accounting and disclosure of employee benefits (that is, all forms of consideration given by an entity in exchange for service rendered by employees). This international accounting standard is effective for fiscal years beginning on or after January 1, 2013.

•                  IAS 27 Consolidated and Separate Financial Statements (revised in 2011) — Superseded by IFRS 10 and IFRS 12, the main objective of IAS 27 is accounting for investments in subsidiaries, jointly controlled entities, and associations when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This international accounting standard is effective for fiscal years beginning on or after January 1, 2013.

•                  IAS 28 Investments in Affiliated companies and joint ventures (revised in 2011) — Superseded by IFRS 11 and IFRS 12, IAS 28 applies to all investments in which an investor has significant influence but not control or joint control except for investments held by a venture capital organization, mutual fund, and unit trust. This international accounting standard is effective for fiscal years beginning on or after January 1, 2013.

•                  IAS 32 — The purpose of the changes is to clearly explain the compensation requirements of financial instruments, where the main explanations are related to the meaning of a legally executable right to be settled by the net amount and where some settlement systems at the gross amount may be considered equivalent to settlement at the net amount. This amendment comes into force on or as from January 1, 2014.

•                  IFRS 7 - Financial Instruments: Disclosures . Effective starting on July 1, 2011. This standard requires certain disclosures to be presented by category of instrument based on the IAS 39 measurement categories. The designation is made at the time of initial recognition. The classification depends on both the entity’s business model and the cash flow characteristics of the financial instrument. Regarding financial liabilities, the standard does not change most of the established demands in IAS 39.

•                  IFRS 9 Financial Instruments — Effective starting on January 1, 2013 — This standard simplifies the model for measurement of financial assets and establishes two main categories of measurement: amortized cost and fair value. Any changes in the fair value of liabilities valued at fair value would not have an effect on the statement of other comprehensive income, because they would be recognized in the statement of other accumulated comprehensive income.

•                  IFRS 10 Consolidated Financial Statements - Effective starting on January 1, 2013. This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It also defines the principle of control, and establishes control as the basis for consolidation. It establishes how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

•                  IFRS 11- Joint Arrangements — Effective starting on January 1, 2013, but earlier adoption is encouraged. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. There are two types of joint arrangements: (i) joint operations, a situation in which an operator has assets and contractual obligations and, as a consequence, it recognizes its share in the assets and liabilities, revenues and expenses and (ii) joint control, a situation in which an operator has the right over the contractual net assets and as a consequence it recognizes the investment using the equity method. The main change is that if the type of joint arrangement is not a joint venture, the entities must use the equity method extinguishing the proportional consolidation which will impact consolidation for all jointly controlled entities in the Group.

•                  IFRS 12 — Disclosure of interests in other entities — Effective starting on January 1, 2013. This standard establishes disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, affiliated companies and unconsolidated structured entities and the effects on its financial position, financial performance and cash flows.

•                  IFRS 13 Fair Value Measurement - Effective starting on January 1, 2013. This standard defines fair value, set out in a single IFRS framework for measuring fair value and requires disclosures of fair value measurements. The main change is the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard requires using significant unobservable inputs for fair value measurements. To meet the disclosure objective, the following minimum disclosures are required for each class of assets and liabilities measured at fair value (including measurements based on fair value within the scope of this IFRS) in the statement of financial position after initial recognition. (Note that these requirements have been summarized and additional disclosure is required where necessary).

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

	Year ended December 31,
	2011	2010	2009
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	167.74	158.53	170.34
Residential rate	507.52	485.98	474.65
Commercial rate	435.99	436.44	442.17
Rural rate	267.56	256.18	257.64
Public services rate and others	326.06	319.92	322.41

Total sales to final consumers (GWh)
Industrial consumers	26,029	24,826	22,638
Residential consumers	10,742	9,944	9,745
Commercial consumers	6,985	6,227	6,197
Rural consumers	2,646	2,467	2,221
Public services and other consumers	4,001	3,664	3,635

Average rate (R$/MWh)	296.78	280.49	297.80
Total revenues (millions of R$)	14,959	13,219	13,233
Sales to distributors:
Volume (GWh)	14,458	14,205	13,860
Average rate (R$/MWh)	109.07	101.72	117.89
Total revenues (millions of R$)(1)	1,577	1,445	1,634

(1)                                  Does not include R$305 million, R$157 million and R$142 million relating to energy transactions on the CCEE and sales under the Proinfa Program during 2011, 2010 and 2009 respectively.

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

Each year, in April, Aneel issues a Resolution that establishes the average annual rate adjustment for Cemig Distribuition. In 2009 this rate was 20.81%, in 2010 was 7.58% and in 2011 was 10.47%

On April 3, 2012 Aneel established Cemig Distribution’s average annual rate adjustment of 5.24%. The components of this increase were as follows: (i) a 2.90% increase due to the Rate Adjustment Index; (ii) a 2.70% decrease due to intra-annual variation of fixed costs; (iii) a 3.57% increase related to the advancement of subsidies on rates applicable to certain consumers and (iv) a 1.47% increase due to other financial adjustment.

The 2012, 2011,  2010 and 2009 average annual rate adjustments and revision for Cemig Distribution with their respective components are presented in the table below:

	2012	2011	2010	2009

Average annual/periodic rate adjustment	5.24%	10.47%	7.58%	20.81%

Components
Rate adjustment index	2.90%	8.08%	3.41%	15.01%

Intra-annual variation of fixed costs (CVA)	-2.70%	-1.06%	-1.46%	4.15%

Advancement of subsidies on rates	3.57%	5.03%	6.35%	3.47%

Other financial adjustments	1.47%	-1.58%	-0.72%	-1.82%

Each year, in November, Aneel issues a Resolution that establishes the average annual rate adjustment for Light. In 2009 this rate was 5.65% and in 2010 was 6.88%.

On November 7, 2011 Aneel established Light average annual rate adjustment of 6.57%. The components of this increase were as follows: (i) a 7.21% increase due to the Rate Adjustment Index; (ii) a 0.20% increase due to intra-annual variation of fixed costs; (iii) a 2.01% increase related to the advancement of subsidies on rates applicable to certain consumers and (iv) a 2.85% decrease due to other financial adjustment.

The 2011,  2010 and 2009 average annual rate adjustments and revision for Light with their respective components are presented in the table below:

	2011	2010	2009

Average annual/periodic rate adjustment	6.57%	6.88%	5.65%

Components
Rate adjustment index	7.21%	8.21%	0.88%

Intra-annual variation of fixed costs (CVA)	0.20%	0.76%	4.72%

Advancement of subsidies on rates	2.01%	1.65%	1.42%

Other financial adjustments	-2.85%	-3.74%	-1.37%

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

The concession contract provides that the revenue requirements are restated for inflation annually in accordance with the General Market Price Index, IGP-M. This IGP-M index rose 9.36% from June 2010 to May 2011 increasing the revenue for the 2011-2012 cycle. In June 2011, ANEEL approved an increase in the transmission revenue of 6.4%.

Power Rationing and Government Measures to Compensate Electric Utilities

Low rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil’s significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil’s major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures requiring reductions in electricity consumption in response to these conditions (the “Electricity Rationing Plan”). The power rationing measures ultimately ceased on February 28, 2002.

Nevertheless, the New Industry Model (that has as one of its main objectives to guarantee the supply of energy) created the auctions to the regulated market (ACR), where is possible to purchase energy from new plants to guarantee the supply of energy. Since the New Industry Model, approximately 47 GMW of capacity were negotiated on these auctions, which is being installed from 2008 to 2017. Of this amount, 5.97 GW were negotiated on the backup auctions, that is, this energy is not compromised with any contracts or any minimum supply.

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

Impact of Our Account Receivable from the Minas Gerais State Government

We have an account receivable from the State Government, referred to as the CRC Account, that totaled R$1,830 million as of December 31, 2011. Our liquidity is affected by payments made by the State Government in connection with the CRC Account. The agreement between CEMIG and the State Government that governs the CRC Account receivable is referred to as the CRC Account Agreement. The CRC Account Agreement has been amended five times, as described below.

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

Given the prior default by the State Government in the payment of amounts due under the CRC Account Agreement since 2001, and in order to ensure the full payment to us of the installments due by the State Government under the CRC Account balance, the Fourth Amendment to the CRC Account Agreement was signed on January 27, 2006. Under the Fourth Amendment, the State Government irrevocably agreed to pay the outstanding CRC Account balance, corresponding to R$2,942 million at December 31, 2004, plus interest, by authorizing CEMIG to retain 65% of the ordinary dividends and interest on capital due to the State Government. The outstanding balance is subject to monetary correction for inflation by the variation in the IGP-DI inflation index and will bear interest at 8.18% per year, compounded semi-annually.

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

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. However, we have foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2011, we used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2011, we had entered into swap agreements in the notional amount of US$17 million in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar variation to an interest rate calculated based on the Interbank Certificates of Deposit rate (Certificado de Depósito Interbancário), or CDI rate. See Notes 2.6(b), 19, 23, 28 and 29 to our consolidated financial statements.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Operating Revenues

Net operating revenues increased 14.2% from R$13,846 million in 2010 to R$15,814 million in 2011.

	2011	% of net operating revenues	2010	% of net operating revenues	2011 versus 2010%
	(in millions of R$)		(in millions of R$)

Electricity sales to final consumers	14,959	94.6	13,219	95.5	13.2

Revenue from wholesale supply to other concession holders	1,577	10.0	1,445	10.4	9.1

Other sales	305	1.9	157	1.1	94.3

Revenue from use of the basic electricity distribution system (TUSD)	1,974	12.5	1,658	12.0	19.1

Revenue from use of the transmission system	1,473	9.3	1,198	8.6	23.0

Construction revenues	1,533	9.7	1,341	9.7	14.3

Other operating revenues	990	6.3	924	6.7	7.1

Tax on revenues	(6,997)	(44.2)	(6,095)	(44.0)	14.8

Total net operating revenues	15,814	100.0	13,846	100.0	14.2

Electricity sales to final consumers

Revenue from electricity sales to final consumers (excluding CEMIG’s own consumption) increased R$1,740 million or 13.2% from R$13,219 million in 2010 to R$14,959 million in 2011.

This variation was primarily due to:

•                  an increase of 6.95% in the volume of electricity invoiced to final consumers (excluding internal consumption);

•                  tariff rate adjustments in Cemig Distribution’s concessions, which increased by an average rate of 1.67% on April 8, 2010  and increased by an average rate of 7.24%  on April 8, 2011, respectively;

•                  tariff rate adjustments in Light SESA’s concession, which increased by an average rate of 2.20% on November 7, 2010  and increased by an average rate of 7.82% on November 7, 2011, respectively;

•                  readjustments of the rates on contracts for sale of energy to free consumers, indexed mostly to the variation of IGP-M, that increased 5.1% in 2011.

Revenue from wholesale supply to other concession holders

Revenue from wholesale supply to other concession holders increased by R$132 million or 9.1% from R$1,445 million in 2010 to R$1,577 million in 2011. The volume of electricity sold to other concession holders increased 253,360 MWh, or 1.8%, from 14,204,530 MWh in 2010 to 14,457,890 MWh in 2011. The average price for these sales increased 7.2%, from R$101.72/MWh in 2010 to R$109.08/MWh in 2011.

Other sales

Other sales include transactions in energy on CCEE and sales under the Proinfa Program. Revenue from other sales increased R$148 million, or 94.3%, from R$157 million in 2010 to R$305 million in 2011. The increase is due primarily to the increase in the average volume of energy settled in CCEE, R$269 million in 2011 compared to R$133 million in 2010. The price of energy in CCEE varies due mainly to the level of water in the reservoirs.

Revenue from the use of the basic electricity distribution system (TUSD)

Revenue from the use of the electricity distribution system (TUSD) increased R$316 million, or 19.1%, from R$1,658 million in 2010 to R$1,974 million in 2011. This revenue comes from charges for energy sold to Free Consumers located in CEMIG’s and Light’s concession areas, and the increase in 2011 is due to rate adjustments and a higher volume of energy transported to Free Consumers by CEMIG, resulting from the recovery of industrial activity and the migration of captive consumers to the Free Market in 2011.

Revenue from the use of the transmission system

For concessions granted prior to 2000 or later, revenue Network Usage refers to the rate charged for electric sector agents, including Free Consumers connected at high voltage due to the use of our transmission network connected to the Brazilian interconnected transmission network.

For new concessions, granted in 2000 or later, the revenue represents the portion received from the power agents related to the operation and maintenance of transmission lines and also the monetary variation revenue on financial transmission assets recorded during the construction period of the transmission lines. The rates used for readjustment of such assets correspond to the remuneration of the capital invested in those projects, varying in accordance with the model of the enterprise and the cost of capital of the investor.

Revenue from the use of the basic transmission system increased R$276 million, or 23.0%, from R$1,198 million in 2010 to R$1,473 million in 2011. This revenue is from the transmission capacity of Cemig Generation and Transmission made available to the national system, and also from the jointly-controlled transmission subsidiaries, particularly TBE and Taesa.  This increase in 2011 resulted primarily from CEMIG recording R$178 million related to the monetary variation of TAESA’s transmission assets recorded.  This was due to readjustments in TAESA’s rates as from July 2011 of 9.77%. For more information on rates updates see the section “Rates for the Use of the Distribution and Transmission Systems”.

Construction revenues

Construction revenues increased R$192 million, from R$1,341 million in 2010 to R$1,533 million in 2011, due to greater investment in 2011 in concession assets. Those revenues represent the investments in concession assets and include in some cases the profit margin recorded in each operation. The major portion of construction revenues were offset by the construction costs See Note 24 to our consolidated financial statements.

Other operating revenues

The Company’s other operating revenue increased by R$66 million, or 7.1%, from R$924 million in 2010 to R$990 million in 2011.  Our other operating revenues are: (in millions of reais)

	2011	2010
Supply of gas	579	398
Charged service	14	16
Telecom service	158	131
Other services provided	105	179
Low-income subsidy	56	133
Other	78	67
	990	924

The increase in other operating revenues in 2011 compared to 2010 is largely due to the increase of revenues related to supply of gas by 45.5%, from R$398 million in 2010 to R$579 million in 2011. This increase was due to the expansion of our pipeline to Vale do Aço (Steel Valley) and to the south of Minas Gerais, allowing the Company to service large clients in those regions. The Vale do Aço (Steel Valley) pipeline started operations in September 2010.

Tax on revenues

Taxes on revenues increased R$902 million, or 14.8%, from R$6,095 million in 2010 to R$6,,997 million in 2011. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.7%. See Note 24 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses increased R$1,201 million, or 12%, from R$10,200 million in 2010 to R$11,401 million in 2011. This increase was mainly due to electricity purchased for resale that increased R$556 million, or 14.9%, from R$3,722 million in 2010 to R$4,278 million in 2011. For more information refer to note 25 to our consolidated financial statements.

	2011	% of net operating revenues	2010	% of net operating revenues	2011 versus 2010%
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(4,278)	(27.1)	(3,722)	(26.9)	14.9

Use of basic transmission network	(830)	(5.2)	(729)	(5.3)	13.9

Depreciation and amortization	(939)	(5.9)	(896)	(6.5)	4.8

Personnel	(1,249)	(7.9)	(1,212)	(8.7)	3.1

Employees’ and managers’ profit sharing	(221)	(1.4)	(325)	(2.3)	(32.0)

Outsourced services	(1,031)	(6.5)	(923)	(6.7)	11.7

Employee post-retirement benefits	(124)	(0.8)	(107)	(0.8)	15.9

Materials and supplies	(98)	(0.6)	(134)	(1.0)	(26.9)

Royalties for use of water resources	(154)	(1.0)	(140)	(1.0)	10.0

Provisions (reversals) for operating losses	(257)	(1.6)	(138)	(1.0)	86.2

Gas purchased for resale	(329)	(2.1)	(225)	(1.6)	46.2

Construction costs	(1,529)	(9.7)	(1,328)	(9.6)	15.1

Other	(362)	(2.3)	(321)	(2.3)	12.7

Total operating costs and expenses	(11,401)	(72.1)	(10,200)	(73.7)	11.8

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás and competitive biddings. We are required under applicable regulations to purchase part of Itaipu’s capacity at U.S. dollar denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased R$556 million, or 14.9%, from R$3,722 million in 2010 to R$4,278 million in 2011. The increase in costs was primarily due to higher energy trading activity by Cemig Generation and Transmission and the increase in our interest in Light in 2011, resulting in the consolidation of a greater portion of this cost in our financial statements. This is a non-controllable cost and the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For a breakdown of this expense, see Note 25 to our consolidated financial statements.

Charges for use of basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies, according to the Brazilian regulatory legislation. Charges for use of the transmission network, which are defined by Aneel, increased R$101 million, or 13.9%, from R$729 million in 2010 to R$830 million in 2011. These charges, set by an Aneel resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost and the difference between the amounts used as a reference for the calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization expense increased R$43 million, or 4.8%, from R$896 million in 2010 to R$939 million in 2011. This result is mainly due to the increase in our assets due to a higher investment in our distribution programs in 2011.

Personnel expenses increased R$37 million, or 3.1%, from R$1,212 million in 2010 to R$1,249 million in 2011. This increase is due by the average salary increase of 7% and 8.2% agreed in November 2011, in the negotiations for the annual Collective Work Agreement for 2011—12, being partly offset by the reduction of our aggregate number of employees from 2010 to 2011.

Employees’ and managers’ profit sharing decreased R$104 million, or 32.0%, from R$325 million in 2010 to R$221 million in 2011.This decrease is primarily the result of a labor agreement entered into between Cemig and the labor unions in November 2010 and 2011. In 2010 we also recognized an additional amount of R$30 million related to the 2009 labor agreement.

Outsourced services increased R$108 million, or 11.7%, from R$923 million in 2010 to R$1,031 million in 2011. This is primarily due to the higher amount of costs related to communication services, meter reading and delivery of electricity bills and consulting and readjustments in the contracts with the suppliers. The increases were primarily due to readjustments in the contracts with our suppliers. For a breakdown of the provisions see Note 25 to our consolidated financial statements.

Employee post-retirement benefits expenses increased R$17 million, or 15.9%, from R$107 million in 2010 to R$124 million in 2011. These expenses primarily represent our actuarial obligations related to the net interest accruals in 2011. The increase in 2011 is mainly due to the increase in our interest in Light in 2011, resulting in the consolidation of a greater portion of this cost in our financial statements . For more information see Note 21 to our consolidated financial statements.

Provisions (reversals) for operating losses increased R$119 million, or 86.2%, from R$138 million in 2010 to R$257 million in 2011. The components of this increase were as follows:

•             increase of R$58 million or 55.2%  in the allowance for doubtful accounts from R$105 million in 2010 to R$163 million in 2011. This was mainly due to revaluations of the installments made for recovery of debts owed by many consumers;

•             the constitution of a provision for allowance for administrative proceedings brought by Aneel of R$4 million in 2011 compared to a reversion provision of R$47 million in 2010 due to a process ended by Aneel related to low-income subsidies which ended in December 2010;

•             the constitution of a provision for judicial contingencies in the amount of R$48 million in 2011 compared to a reversion provision of R$54 million in 2010, based on the opinion of legal counsel of the Company;

•             partially offset by civil actions for tariffs which decreased R$130 million, from R$139 million recorded in 2010 to R$9 million in 2011. The amount recorded in 2010 was the result of a substantial agreement concluded to end a lawsuit with respect to the industrial consumer tariff increase related to DNAEE Ministerial Order 045/86 .

Gas purchased for resale increased R$104 million, or 46.2%, from R$225 million in 2010 to R$329 million in 2011. This is a result of the larger quantity of gas purchased by GASMIG in 2011 to service its industrial clients.

As a result of the foregoing, we had an operating profit before financial expenses of R$4,413 million in 2011 compared to an operating profit before financial expenses of R$3,647 million in 2010.

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

Net financial expenses increased R$232 million, or 28.1%, from R$825 million in 2010 to R$1,057 million in 2011. The main factors that impacted our net financial expenses in 2011 were:

•             Loans and financing expenses: increase of R$236 million, or 21.9%, from R$1,075 million in 2010 to R$1,311 million in 2011. This increase was mainly due to greater variation in the CDI rate, the main index of our loans and financing contracts, reflecting the increasing in Brazilian benchmark rate (SELIC) in the first half of 2011.

•             Monetary variation expense of post-employment obligations: increase of R$21 million, or 14.8%, from R$142 million in 2010 to R$163 million in 2011. This increase was mainly due to greater variation in the IPCA, to which the contract between Cemig and Forluz is indexed.

•             Monetary variation on advance for future capital increase in the amount of R$66 million due to the readjustment of the balance that was reimbursed to the State Government .

Net financial expenses were partially offset by the following increases in financial income:

•             Monetary variation on tax credit of a judicial deposit in the amount of R$68 million based on a court decision made in 2011 in favor of CEMIG which deemed certain state inheritance and donation taxes (ITCD) to be refundable.

•             Revenue from monetary variation on Finsocial Tax collected during the period between 1989 and 1991 in the amount of R$67 million due to a favorable judicial outcome. This resulted from a judicial decision made which stated that there was no legal foundation requiring the Company to pay its federal tax obligations based on the tax rate increases established in tax code effective during the abovestated period. This amount has been updated by the interest earned through year-end.

For a breakdown of financial revenues and expenses, see Note 26 to our consolidated financial statements.

Income Tax

Income tax represented an expense of R$941 million on pre-tax income of R$3,356 million in 2011, or 28.0%, compared to an expense of R$564 million on pre-tax income of R$2,822 million in 2010, or 20.0%. We recognized tax credits in 2011 and 2010 in the amounts of R$120 million and R$281 million, respectively. These tax credits were not recognized in the financial statements due to uncertainty regarding their ultimate realization and were recorded based on projected profits that indicated the realization of such credits. The effective tax rates are reconciled with the nominal rates in Note 10 to our consolidated financial statements.

Net Income

As a result of the foregoing, we had net income of R$2,415 million in 2011 compared to net income of R$2,258 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Operating Revenues

Net operating revenues increased 13.9% from R$12,158 million in 2009 to R$13,847 million in 2010.

	2010	% of net operating revenues	2009	% of net operating revenues	2010 versus 2009%
	(in millions of R$)		(in millions of R$)

Electricity sales to final consumers	13,219	95.5	12,968	96.4	1.9

Revenue from wholesale supply to other concession holders	1,445	10.4	1,634	12.1	(11.6)

Other sales	157	1.1	141	1.0	11.3

Revenue from use of the basic electricity distribution system (TUSD)	1,658	12.0	1,332	9.9	24.5

Revenue from use of the transmission system	1,198	8.7	903	6.7	32.7

Construction revenues	1,341	9.7	1,291	9.6	3.9

Other operating revenues	924	6.7	917	6.8	1.0

Tax on revenues	(6,095)	(44.0)	(5,737)	(42.7)	6.2

Total net operating revenues	13,847	100.0	13,449	100.0	3.0

Electricity sales to final consumers

Revenue from electricity sales to final consumers (excluding CEMIG’s own consumption) increased by R$251 million or 1.9% from R$12,968 million in 2009 to R$13,219 million in 2010.

This increase was primarily due to an increase of 6.1% in the volume of electricity invoiced to final consumers (excluding internal consumption)This increase was partially offset by a reduction of 3.35% in the average tariff in 2010, to R$ 282.01/MWh from R$ 291.79/MWh in 2009. The reduction in the average tariff in 2010 was due to more regulatory items included in the tariff adjustment in 2009, such as the Extraordinary Tariff Recomposition (RTE) and non-controllable costs of the distribution company (CVA), which were not included in the 2010 tariff adjustment.

Revenue from wholesale supply to other concession holders

Revenue from wholesale supply to other concession holders decreased by R$189 million or 11.6% from R$1,634 million in 2009 to R$1,445 million in 2010.  This decrease was due primarily to a decrease in the average price for these sales, from R$117.87/MWh in 2009 to R$101.72/MWh in 2010. This reduction in average price was primarily due to contracts entered into through auctions for sales to distributors in 2009, with an average price of R$145.00 per MWh that did not occur in 2010.  This decrease was partially offset by an increase in the volume of electricity sold to other concession holders, which increased 344,830 MWh, or 2.5%, from 13,859,700 MWh in 2009 to 14,204,530 MWh in 2010.

Other sales

Other sales includes transactions in energy on CCEE and sales under the Proinfa Program. Revenue from other sales increased by R$16 million, or 11.3%, from R$141 million in 2009 to R$157 million in 2010. The increase is due to higher energy trade by the wind power plants through the Proinfa Program in 2010 compared to 2009 (84,771 MWh in 2010 compared to 20,245 MWh in 2009) since the Morgado and Volta do Rio plants began operations in 2010.

Revenue from the use of the basic electricity distribution system (TUSD)

Revenue from the use of the basic electricity distribution system (TUSD) increased R$326 million, or 24.5%, from R$1,332 million in 2009 to R$1,658 million in 2010. This revenue comes from charges for energy sold to Free Consumers located in CEMIG’s and Light’s concession areas, and the increase in 2010 is due to a higher volume of energy transported to Free Consumers by CEMIG, resulting from the recovery of industrial activity and the migration of captive consumers to the Free Market in 2010.

Revenue from use of the transmission system

Revenue from the use of the transmission system increased R$295 million, or 32.7%, from R$903 million in 2009 to R$1,198 million in 2010. This revenue is from the transmission capacity of Cemig Generation and Transmission made available to the national grid, and also from the jointly-controlled transmission subsidiaries, particularly TBE and Taesa. The increase in 2010 is mainly due to additional revenue as a result of the acquisition of interests in Taesa in October, 2009 and in May 2010 through a public offer to acquire shares.

Construction revenues

Construction revenues increased R$50 million, from R$1,291 million in 2009 to R$1,341 million in 2010. These revenues represent the investments in concession assets and include in some cases the profit margin recorded in each operation. The major portion of construction revenues were offset by the construction costs. See Note 24 to our consolidated financial statements.

Other operating revenues

Other operating revenues increased by R$7 million, or 0.8%, from R$917 million in 2009 to R$924 million in 2010. The Company’s other operating revenues are: (in millions of reais)

	2010	2009
Supply of gas	398	307
Charged service	16	17
Telecom service	1317	115
Other services provided	179	129
Low-income subsidy	133	265
Other	67	84
	924	917

The increase in other operating revenues in 2010 compared to 2009 is primarily related to the supply of gas, reflecting the larger quantity of gas sold in 2010, due mainly to greater activity in the thermal generation plants that are consumers of Gasmig and services provided to our consumers.  The supply of gas increased from R$307 million in 2009 to R$398 million in 2010, primarily related to distribution services.

Taxes on revenues

Taxes on revenues increased R$358 million, or 6.2%, from R$5,737 million in 2009 to R$6,095 million in 2010. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers, and VAT billed to consumers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.7%. See Note 24 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses increased R$442 million, or 4.5%, from R9,758 million in 2009 to R$10,200 million in 2010. This increase is mainly due to an increase in the non-controllable costs of energy bought for resale. For more information see Note 25 to our consolidated financial statements.

	2010	% of net operating revenues	2009	% of net operating revenues	2010 versus 2009%
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(3,722)	(26.9)	(3,199)	(23.8)	16.3

Use of basic transmission network	(729)	(5.3)	(853)	(6.3)	(14.5)

Depreciation and amortization	(896)	(6.5)	(895)	(6.7)	0.1

Personnel	(1,212)	(8.7)	(1,318)	(9.8)	(8.0)

Employees’ and managers’ profit sharing	(325)	(2.3)	(239)	(1.8)	36.0

Outsourced services	(923)	(6.7)	(819)	(6.1)	12.7

Employee post-retirement benefits	(107)	(0.8)	(150)	(1.1)	(28.7)

Materials and supplies	(134)	(1.0)	(114)	(0.8)	17.5

Royalties for use of water resources	(140)	(1.0)	(154)	(1.1)	(9.1)

Provisions (reversals) for operating losses	(138)	(1.0)	(124)	(0.9)	11.3

Gas purchased for resale	(225)	(1.6)	(167)	(1.2)	34.7

Construction costs	(1,328)	(9.5)	(1,410)	(10.5)	(5.8)

Other	(321)	(2.3)	(316)	(2.3)	1.6

Total operating costs and expenses	(10,200)	(73.7)	(9,758)	(72.6)	4.5

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás and competitive biddings. We are required under applicable regulations to purchase part of Itaipu’s capacity at U.S. dollar-denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased R$523 million, or 16.4%, from R$3,199 million in 2009 to R$3,722 million in 2010, due mainly to greater purchases of electricity by the distributors in the Regulated Market. This is a non-controllable cost, and the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For a breakdown of this expense, see Note 25 to our consolidated financial statements.

Charges for use of basic transmission network mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies. Charges for use of the transmission network, which are defined by Aneel, decreased R$124 million, or 14.5%, from R$853 million in 2009 to R$729 million in 2010. These charges, set by an Aneel resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost and the difference between the amounts used as a reference for the calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization expense remained unchanged from 2009 to 2010, at R$896 million in 2010 and R$895 million in 2009.

Personnel expenses decreased R$106 million, or 8.0%, from R$1,318 million in 2009 to R$1,212 million in 2010. This decrease is largely due to a much higher expense on the Temporary Voluntary Retirement Program (PDV) in 2009 (when it was put in place), with an expense in 2009 of R$206 million, compared to R$40 million in 2010 (related to an adjustment of the provision made in

2009). Personnel expenses also decreased due to a reduction of our aggregate number of employees from 9,746 at the end of 2009 to 8,859 at the end of 2010.

Outsourced services increased R$104 million, or 12.7%, from R$819 million in 2009 to R$923 million in 2010. The main variations were due to the higher amount of costs related to communication services, meter reading, delivery of electricity bills and maintenance of electrical facilities and equipment primarily due to readjustments in the contracts with the suppliers. For a breakdown of the provisions see Note 25 to our consolidated financial statements.

Employee post-retirement benefits expenses decreased R$43 million, or 28.7%, from R$150 million in 2009 to R$107 million in 2010.  These expenses primarily represent our actuarial obligations due to the net interest accruals. The decrease was primarily due to the higher return on the assets of the post-retirement benefits plan in 2010 compared to 2009. For more information see Note 21 to our consolidated financial statements.

Provisions (reversals) for operating losses increased R$14 million, or 11.3%, from R$124 million in 2009 to R$138 million in 2010. This is mainly due to the settlement of a lawsuit brought by an industrial consumer questioning a tariff increase made in 1986 by the Federal Water Authority (by DNAEE Ministerial Order 045/86). An expense of R$177 million was recorded in connection with this settlement in 2010. Its effect is partially offset by a reversal in the provision for retirement premiums, of R$22 million, in 2010, compared to a provision of R$41 million in 2009. For a breakdown of the provisions see Note 25 to our consolidated financial statements.

Gas purchased for resale increased R$58 million, or 34.7%, from R$167 million in 2009 to R$225 million in 2010. This reflects the larger quantity of gas sold in 2010, due mainly to greater activity in the thermal generation plants that are consumers of Gasmig.

Operating Income

As a result of the foregoing, we had operating income of R$3,647 million in 2010 compared to operating income of R$3,692 million in 2009.

Financial Expense, Net

Financial expense net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills and foreign exchange gains and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, foreign exchange losses, monetary restatement losses, charges and adjustments for inflation on post-employment obligations paid to pension funds and other expenses.

Net financial expense increased R$470 million, or 132.4%, from R$355 million in 2009 to R$825 million in 2010.  This increase is principally due to:

•                  higher expenses on costs of loans and financing, which were R$1,075 million in 2010 compared to R$799 million in 2009. This was due primarily to the incurrence of new financings, particularly the issuance of debentures in the amount of R$2,700 million in March 2010; and

•                  higher adjustment for inflation on loans and financings denominated in reais of R$144 million in 2010 compared to R$9 million in 2009. This was primarily due to the higher volume of funding raised, and the change in inflation and other indexes applicable to our loans, financings and debentures, in particular the IGP—M inflation index, which indicated a deflation of 1.7% in 2009, but inflation of 11.3% in 2010;

•                  the two factors above were partially offset by an increase of 44.1% in the revenue from cash investments in the amount of R$392 million in 2010, compared to R$272 million in 2009; as a result of a higher volume of cash invested in 2010.

For a breakdown of financial revenues and expenses, see Note 26 to our consolidated financial statements.

Income Tax

Income tax represented an expense of R$564 million on pre-tax income of R$2,822 million in 2010, or 20.0%, compared to an expense of R$1,131 million on pre-tax income of R$3,337 million in 2009, or 33.9%. The lower ratio of the income tax expense to pre-tax income in 2010 is due to tax losses that were recognized in 2010, in the amount of R$288.5 million. The tax losses were not recognized in the financial statements due to uncertainty regarding their ultimate realization until 2010, when the corresponding tax benefit vested due to the materialization of related results projections. The effective tax rates are reconciled with the nominal rates in note 10 to our consolidated financial statements.

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

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2011 were R$2,862 million compared to R$2,980 million as of December 31, 2010 and R$4,425 million as of December 31, 2009. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2011. The reasons for this decrease are presented below.

Cash Flow from Operating Activities

Net cash provided by operating activities in 2011, 2010 and 2009 totaled R$3,898 million, R$3,376 million and R$2,570 million, respectively. The increase in cash provided by operating activities in 2011 compared to 2010 was due mainly to increases in net income in 2011 compared to 2010, adjusted for the items that do not affect cash and cash equivalents. The increase in cash provided by operating activities in 2010 compared to 2009 was due mainly to increases in liabilities in 2010 compared to 2009, such as suppliers, accrued interest, employee post-retirement benefits and other, recognition of the effects of monetary variation and exchange rate variations and deferred income taxes.

Cash Flow used in Investment Activities

Net cash used in investing activities during 2011, 2010 and 2009 amounted to R$4,017 million, R$4,444 million and R$3,699 million, respectively. The decrease in cash used in investing activities in 2011 compared to 2010 was due mainly to higher investments in power transmission assets in the previous year, with the investments in 2011 being mostly concentrated in the distribution business, such as Light, amounting R$0.4 billion and related to the acquisition of transmission assets from Abengoa Group, amounting R$0.7 billion. The increase in cash used in investing activities in 2010 compared to 2009 was due mainly to investments in intangible assets, which amounted to R$2,298 million in 2010, compared to R$1,607 million in 2009. Investments in intangible assets were related primarily to distribution and concession assets, which totaled R$1,264 million in 2010 compared to R$527 million in 2009.

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

Net cash used in financing activities during 2011 was comprised of the repayment of R$2,219 million of real and foreign currency denominated financings and the payment of R$2,036 million in dividends and interest on capital, offset by the proceeds from financings in the amount of R$4,255 million.

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

Indebtedness

Our indebtedness from loans, financings and debentures as of December 31, 2011 was R$15,779  million, composed of R$7,958 million of non-current debt and R$7,821 million of current debt. This compares with indebtedness from loans, financings and debentures as of December 31, 2010 of R$13,227 million, composed of R$11,024 million of non-current debt and R$2,203 million of current debt. Of our debt at December 31, 2011, R$359 million was denominated in foreign currencies (R$338 million of which was U.S. dollar-denominated) and R$15,420 million was denominated in reais. See Note 19 to our consolidated financial statements.

Our main financial contracts, on a consolidated basis, as of December 31, 2011, are shown in the following table:

Amounts in thousands of reais:

Facility/Security	Maturity	Interest Rate (%)	Currency	Outstanding balance as of December 31, 2011
Foreign Currency
ABN Amro Real S.A. (1)	2013	6	US$	46,989
Banco do Brasil — A — Various bonds (2)	2024	Various	US$	34,826
Brazilian National Treasury (3)	2024	Various	US$	16,893
InterAmerican Development Bank (4)	2026	2.12	US$	35,529
BNP 36MM — Euros	2014	0.04	Eur	30,570
BID (17)	2022	Libor+ Spread 1.7 to 2.2	BID	52,902
BID (17)	2023	Libor+ Spread 1.5 to 1.88	BID	92,561
Others	2012-2019	Various	Various	48,637
Total debt in foreign currency				358,907

Brazilian currency
Banco do Brasil	2012	109.80 of CDI	R$	591,951
Banco do Brasil	2013	CDI + 1.70	R$	56,844
Banco do Brasil	2013	107.60 of CDI	R$	136,566
Banco do Brasil	2014	104.10 of CDI	R$	1,224,881
Banco do Brasil	2013	10.83	R$	706,796
Banco do Brasil	2014	98.5% of CDI	R$	436,637
Banco do Brasil	2012	106.00 of CDI	R$	99,779
Banco Itaú BBA / Votorantim	2013-2014	CDI + 1.70	R$	215,207
BNDES	2026	TJLP+2.34	R$	111,678
Bradesco	2013	CDI + 1.70	R$	198,181
Bradesco	2012	106 of CDI	R$	990,142
Debentures (5)	2014	IGP-M + 10.50	R$	372,697
Debentures — Minas Gerais state government (5) (6)	2031	IGP-M inflation index	R$	46,896
Debentures (5)	2017	IPCA+7.96	R$	502,648
Debentures	2012	CDI + 0.90	R$	1,754,714
Debentures	2015	IPCA+7.68	R$	1,367,937
Eletrobrás	2023	Ufir + 6.00 to 8.00%	R$	428,238
Santander	2013	CDI + 1.70	R$	40,451
Unibanco (7)	2013	CDI + 1.70	R$	201,357
Itaú and Bradesco (8)	2015	CDI + 1.70	R$	819,996
Banco do Brasil / Unibanco (9)	2020	TJLP + 2.55	R$	28,536
Debentures V (3)	2014	CDI + 1.50	R$	241,759
Debentures VII (3)	2011	CDI + 1.35	R$	214,400
Debêntures LIGHT ENERGIA I (3) (5)	2016	CDI + 1.45	R$	57,074
Debêntures LIGHT ENERGIA II (3) (5)	2019	1,18% of CDI	R$	137,487
CCB Bradesco (3)	2017	CDI + 0.85	R$	149,820
BNDES — Finem (3)	2019	TJLP	R$	371,729
Debêntures (11) (5)	2016	CDI+1.30%	R$	268,464
BNDES (10)	2033	TJLP + 2.40	R$	349,505
Debentures (10)	2013	IPCA inflation index	R$	207,094
BNDES — Onlending (10)	2033	TJLP	R$	354,783
AMAZONIA - FNO	2031	10% p.y.	R$	54,807
BNDES — Principal Subcredit A/B/C/D (11)	2015	Various	R$	66,932
BNDES (12)	2024	TJLP + 2.50	R$	39,961
CEF (13)	2022	TJLP + 3.50	R$	212,160
BNDES (14)	2019	Various	R$	210,744
Debentures (14)	2017	Various	R$	832,234
Commercial Papers (ITAU)	2012	Various	R$	669,132
BNDES (15)	2016	TJLP + 3.12	R$	131,225
BNDES (16)	2017	Various	R$	51,972
BNDES	2028	URTJ+1.97	R$	49,588
Others	2013-2025	Various	R$	417,160
Debt in Brazilian currency				15,420,162
Overall total, consolidated				15,779,069

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

(16)                            Loan arranged by Cemig Telecom — Ativas.

In 2012, we entered into the following financial agreements and made the following issuances:

On January 13, 2012, Cemig Generation and Transmission made its fourth issuance of commercial paper in the Brazilian market, in the total amount of R$1 billion, with an interest of (i) 103% of the CDI rate per annum until the 60th day counted as from the issuance date; (ii) 104% of the CDI rate per annum from the 61st until the 120th day counted as from the issuance date; and (iii) 105% of the CDI rate per annum, from the 121st until the 180th day counted as from the issuance date, due on July 11, 2012. These commercial papers were paid in full in March 21, 2012 with the proceeds of the third issuance of debentures.

On February 15, 2012, Cemig Generation and Transmission made its third issuance of debentures in the Brazilian market, in the total amount of R$1.35 billion, with an interest rate of: (i) the Interbank Deposit Rate plus 0.90% per annum for the debentures with maturity of 5 years; (ii) the IPCA rate plus 6.00% per annum for the debentures with maturity of 7 years; and (iii) the IPCA rate plus 6.20% per annum for the debentures with maturity of 10 years.

In 2011, we entered into the following financial agreements and made the following issuances:

On April 20, 2011 Cemig Distribution raised R$410 million from Banco do Brasil with maturity dates in April 2013 and April 2014 and interest rate at 98.5% of the CDI rate per annum. The outstanding balance on December 31, 2011 was R$ 437 million.

On December 28, 2011, Cemig Distribution made its fourth issuance of commercial paper in the Brazilian market, in the total amount of R$100.0 million, with an interest rate of 106% of the CDI rate per annum, due on December 22, 2012. The outstanding balance on December 31, 2011 was R$100 million.

On December 28, 2011, CEMIG made its fourth issuance of commercial paper in the Brazilian market, in the total amount of R$1,000.0 million, with an interest rate of 106% of the CDI rate per annum, due on December 22, 2012. The outstanding balance on December 31, 2011 was R$1.00 billion.

In 2010, we entered into the following financial agreements and made the following issuances:

On March 10, 2010 Cemig Generation and Transmission issued 270,000 non-convertible, nominal, book-entry, unsecured debentures, in two series, comprising 156,600 Debentures of the First Series and 113,400 Debentures of the Second Series, of the Issuer’s Second Issuance, in the aggregate amount of R$2.7 billion. The proceeds were used to prepay the outstanding balance of the 3rd issuance of Promissory Notes of Cemig Generation and Transmission. The Debentures of the First Series, with an outstanding balance of R$1,755 million as of December 31, 2011, accrue interest at accumulated variation of the average daily rate of the DI — Interbank Deposit, plus a spread of 0.90% per year. The Debentures of the Second Series, with an outstanding balance of R$1,368 million as of December 31, 2011, are adjusted from the Issue Date, by the variation in the Expanded Consumer Price Index — IPCA and accrue interest corresponding to 7.6796% per year. These debentures are guaranteed by CEMIG.

On May 27, 2010 Cemig Distribution raised R$600 million from Banco do Brasil with a maturity in May2013. The outstanding balance as of December 31, 2011 was R$ 707 million

During the last quarter of 2010 Cemig Generation and Transmission and Cemig Distribution, amended several loan agreements entered into with Banco do Brasil S.A in order to (i) postpone the maturity date of the installments payable in 2010, in the total amount of R$242.1 million and R$48.9 million, respectively, and (ii) change the interest rate from 110.0% of the CDI rate per annum to 109.8% of the CDI rate per annum. CEMIG is a guarantor of these loans and the total outstanding balance of these agreements on December 31, 2011 was R$99 million (as to Cemig Distribution) and R$493 million (as to Cemig Generation and Transmission).

On December 23, 2010, CEMIG made its third issuance of Commercial Paper in the Brazilian market, in the total amount of R$350.0 million, with an interest rate of105.5% of the CDI rate per annum, due on December 18, 2011. The commercial papers were prepaid on August 4, 2011.In 2009, we entered into the following financial agreements and made the following issuances:

On March 9, 2009, Cemig Generation and Transmission entered into a financing agreement with BNDES, in the amount of R$ 122 million, for the purpose of acquiring the Baguari Power Plant. This Loan bears interest at 2.34% per annum plus the variation of TJLP, that was paid quarterly until July, 2010 and monthly during the amortization period, and will amortize over 192 monthly installments, beginning in August of 2010. The loan matures in July 2026. The outstanding balance on December 31, 2011 was R$112 million.

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

In October, November and December of 2009, Cemig Distribution entered into eight loan agreements with Banco do Brasil, in the aggregate amount of R$90.7 million, for the purpose of debt rollover.  These loans are guaranteed by CEMIG. In October and November, 2010, those contracts were amended, as described above, postponing the maturity of the installments payable in 2010 and changing the interest rate to 109.8% of the CDI.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios. These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil. These and other covenants could limit our ability to support our liquidity and capital requirements. As of December 31, 2011, we were in non-compliance with some financial covenants provided in some of our debt agreements. In regard to such non-compliance, we obtained waivers from the respective creditors that they will not exercise their rights to demand immediate payment of the total amount due under the agreements until December 31, 2012. Such waivers were obtained on March 15, 2012.  See “Item 13. Defaults, Dividend Arrearages and Delinquencies”

Given the current portion of our financings in the amount of R$5,904 million, not considering the covenants reclassification, due in 2012, we need funds in the short term to pay and refinance these obligations.

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

We currently plan to make capital expenditures related to our property, plant, and equipment of approximately R$2,162 million in 2012.. The principal uses of these capital expenditures are expected to be for expansion of our distribution infrastructure. We also have committed R$486 million to invest in our subsidiaries during 2012, supporting their specific need of capital. In 2011, we funded our capital expenditures and investments in acquisitions and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and acquisitions and meet our other liquidity requirements in 2012 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

In 2011, we spent R$37 million with research and development and transferred R$32 million to the Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT, a federal research and development fund, and R$16 million to Empresa de Pesquisa Energética, or EPE (the federal power planning company). In 2010, we spent R$39 million with R&D. Additionally, R$34 million have been transferred to FNDCT and R$17 million to EPE. In 2009, we spent R$31 million with R&D. Additionally, R$30 million have been transferred to FNDCT and R$16 million to EPE. We expect to spend a total of approximately R$60 million on research and development in 2012.We conduct these efforts in accordance with Federal law, which requires Brazilian power utilities to spend at least 1% of their net revenue on research and development projects and energy efficiency programs (including transfers to FNDCT and EPE), as well as in accordance with our strategic corporate plans.

In accordance with Aneel instructions, we recorded a liability in 2011 for future expenditures on research and development programs and energy efficiency programs in the amount of R$107,8 million relating to amounts that had already been included in the determination of our tariffs in 2011.

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

With respect to expansion, we believe that the extension of electricity services to all potential consumers represents a significant trend in our industry. Utilities are currently required to provide service to all potential consumers according to a schedule established by Aneel. Pursuant to Federal Law No. 10,438 of April 26, 2002, as amended, and the relevant Aneel resolution, financing for this extension of electricity services is to come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR. As the Light for All Program, launched by the MME and Eletrobrás to promote extension of electricity services in rural areas, its second and third phases, has so far relied on R$226 million of funds from the CDE, R$192 million from the RGR, R$50 million from the State Government and the remaining R$693 from CEMIG. For further discussion of the Light for All program, see “Item 4. Information on the Company—Distribution and Purchase of Electric Power—Expansion of Distribution Capacity.”

In relation to the energy supply, under normal climate conditions, we expect the current capacity and favorable reservoir levels to prevail in the next few years. Although there was a reduction in the growth rate of the electricity market during the years 2009, 2010 and 2011, due to the world financial crisis, the present installed capacity and the capacity projected for the next few years are expected to fully satisfy the projected levels of consumption. Also, the Brazilian government has been successful in the auctions it has held for major hydroelectric projects, such as the Jirau and Santo Antônio plants on the Madeira river, and the Belo Monte plant on the Xingu river and the Teles Pires plant on the Teles Pires river..

Commitments

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

Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2011, about our contractual obligations and commitments in millions of reais.

	2012	2013	2014	2015	2016	2017 and beyond	Total
Long-term debt (1)	5,904	3,051	2,503	1,596	786	1,939	15,779
Purchase of electricity from Itaipu (2)	742	751	606	629	603	27,933	31,264
Transportation of electric power from Itaipu (2)	75	79	63	66	66	1,959	2,308
Pension plan debt—Forluz	74	48	51	55	59	560	847
Electricity power purchase (3)	2,260	2,119	1,889	2,314	2,440	79,292	90,314
Other electricity power purchase (4)	939	1,250	1,528	1,214	1,128	21,864	27,923
Total	10,140	7,152	6,640	5,874	5,082	133,547	168,435

(1)                                   In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. See Item 13. “Defaults, Dividend Arrears and Delinquencies.” These amounts do not include interest payments on debt or payments under interest rate swap agreements. The Company expects to pay approximately R$826.12 million in interest payments on debt in 2012. The Company does not believe projections of interest payments and payments under interest rate swap agreements would be meaningful.

(2)                                   Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2011.

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

Board of Directors

Our Board of Directors meets, ordinarily, once a month and, extraordinarily, whenever called by its Chairman, Vice-Chairman, one third (1/3 of its members or by our Board of Executive Officers. Its responsibilities include, among others, setting the corporate strategy, general orientation of our businesses and election, approval of several relevant transactions and dismissal and monitoring of our Chief Officers.

Each member of the Board of Directors, permanent or substitute is elected by the General Meeting of Shareholders. The substitute members shall replace their respective permanent members whenever there is a temporary absence of such permanent members, or whenever there is a vacancy on the Board of Directors, and shall remain in such position until the appointment of a permanent member to fill the vacancy. No member of the Board of Directors, permanent or substitute, has any employment contract with our Company or with any subsidiary that provides for any benefit in the event of termination of the employment contract.

According to our by-laws, the members of our Board of Directors are elected for an unified period of two years, and may be re-elected. Our Board of Directors is made up of 14 permanent members, and their respective substitutes, of whom eight are elected by the Minas Gerais State Government, five by AGC Energia S.A. (“AGC Energia”), and one by the holders of preferred shares. The period of office of the present members of our Board of Directors expires at the Ordinary General Shareholders Meeting to be held in April 2012. The names, positions and dates of original appointment of our present board members and their respective substitute members are as follows:

Name	Position	Date of original appointment
Dorothea Fonseca Furquim Werneck	Chairman	January 20, 2011
Paulo Sérgio Machado Ribeiro	Substitute Member	April 25, 2008
Djalma Bastos de Morais	Vice-Chairman	January 14, 1999
Lauro Sérgio Vasconcelos David	Substitute Member	April 28, 2006
Arcângelo Eustáquio Torres Queiroz	Board Member	December 10, 2009
Franklin Moreira Gonçalves	Substitute Member	February 27, 2003
Antônio Adriano Silva	Board Member	January 14, 1999
Marco Antonio Rodrigues da Cunha	Substitute Member	February 27, 2003
Joaquim Francisco de Castro Neto	Board Member	December 21, 2011
Adriano Magalhães Chaves	Substitute Member	December 10, 2009
Francelino Pereira dos Santos	Board Member	February 27, 2003
Leonardo Maurício Colombini Lima	Substitute Member	May 12, 2011
Maria Estela Kubitschek Lopes	Board Member	February 27, 2003
Fernando Henrique Schüffner Neto	Substitute Member	June 22, 2007
João Camilo Penna	Board Member	April 25, 2008
Guilherme Horta Gonçalves Junior	Substitute Member	February 27, 2003
Eduardo Borges de Andrade (1)	Board Member	August 4, 2010
Tarcísio Augusto Carneiro (1)	Substitute Member	August 4, 2010
Otávio Marques de Azevedo (1)	Board Member	August 4, 2010
Paulo Márcio de Oliveira Monteiro (1)	Substitute Member	August 4, 2010
Paulo Roberto Reckziegel Guedes (1)	Board Member	August 4, 2010
Bruno Magalhães Menicucci (1)	Substitute Member	December 21, 2011
Ricardo Coutinho de Sena (1)	Board Member	August 4, 2010
Newton Brandão Ferraz Ramos (1)	Substitute Member	August 4, 2010
Saulo Alves Pereira Junior (1)	Board Member	August 4, 2010
José Augusto Gomes Campos (1)	Substitute Member	December 21, 2011
Guy Maria Villela Paschoal (2)	Board Member	April 25, 2008
Cezar Manoel de Medeiros (2)	Substitute Member	April 29, 2009

(1)                                  Elected by AGC Energia.

(2)                                  Elected by the preferred shareholders.

Below is some brief biographical information about each member of the Board of Directors:

Antônio Adriano Silva - Mr. Silva holds a bachelor degree in Business with a specialization in marketing. He has worked for several private entities such as Mesbla S.A., Empresa Brasileira de Varejo S.A. — Embrava, Asa Criação de Publicidade, Companhia de Tecidos Norte de Minas — COTEMINAS, and also in the Minas Gerais Commerce Association (Associação Comercial de Minas). From 1989 to 2002 Mr. Sliva was Federal Senate’s technical advisor and from 2003 to 2010, he was the chief of the Brazilian Vice President’s office. Since 1999 he is a regular member of our Board of Directors and, since 2004, of Cemig Distribution’s and Cemig Generation and Transmission´s Boards of Directors.

Arcângelo Eustáquio Torres Queiroz - Mr. Queiroz graduated with a degree in History from the University Center of Belo Horizonte — UNIBH. Since 1988 he has worked for the Cemig Group, first at CEMIG, and then, at Cemig Distribuição S.A., where he currently occupies the position of Technical Administrator. From 2006 to 2010, he was a regular member of the Committee of Prosaúde Forluminas Social Security — Forluz, pension fund of some of the Cemig Group’s companies. Currently, he is Director of the Intermunicipal Union of Industrial Energy Workers of Minas Gerais and Fuel Gas Industry Workers of the State of Minas Gerais — SINDIELETRO/MG. Mr. Queiroz is a member of our Career and Compensation Committee and, since 2009, has been an effective member of our Board of Directors and also the Board of Directors of Cemig Distribution and Cemig Generation and Transmission.

Djalma Bastos de Morais - Mr. Morais holds a bachelor’s degree in engineering from the Military Institute of Engineering and has completed post-graduate studies in telephony and computers at the same institute. From 1995 to 1998, Mr. Morais was the Vice-President of Petrobras Distribuidora S.A. and, from 1993 to 1994, he served as Brazilian Minister of Communications. He has also held various other positions, such as Chief Executive Officer of Telecomunicações de Minas Gerais S.A.— Telemig; manager of Telecomunicações Brasileiras S.A.—Telebrás; Chief Operating Officer of Telecomunicações de Mato Grosso — Telemat; Chief Operating Officer of Telecomunicações do Amazonas—Telemazon; and manager of Telefônica Municipal S.A.—Telemusa. Mr. Morais is an executive officer and a member of the Board of Directors of several companies of the Cemig Group and, since 1999, he has been our Chief Executive Officer and Vice President of our Board of Directors. Since 2004 he has been the Chief Executive Officer and Vice-Chairman of Cemig Distribution and Cemig Generation and Transmission. Since 2006, he has been a member of Light S.A and Light Serviços de Eletricidade S.A.’s Board of Director and, since 2009, President of Transmissora Aliança de Energia Elétrica S.A. — TAESA’s Board of Directors.

Dorothea Fonseca Furquim Werneck — Ms. Werneck holds a bachelor degree in Economics and completed the Master’s Degree from the Postgraduate School of the Getúlio Vargas Foundation in Rio de Janeiro, and a Doctorate Course from the Boston College. She was Brazil’s Minister of Industry, Trade and Tourism from 1995 to 1996, and Employment Minister from 1989 to 1990.  She was a Senior Manager of the Export Promotion Agency — Apex from 1990 to 1992, Executive Secretary of the Finance Ministry in 1992, National Economy Secretary from 1991 to 1992, Economic and Social Planning Secretary from 1988 to 1989, Employment and Salaries Secretary from 1985 to 1988; and a member of the technical staff of IPEA from 1975 to 2003. Among other positions, she has also been Director of the National Quality Awards Foundation (from 1993 to 1994 and from 1998 to 1999); and a member of the Councils of Funcex and AEB, from 1999 to 2005. Since 2011 she has been secretary of Development for the State of Minas Gerais and Chairwoman of our Board of Directors and also of Cemig Distribution and Cemig Generation and Transmission.

Eduardo Borges de Andrade - Mr. Andrade has a degree in civil engineering from Minas Gerais Federal University, and completed postgraduate studies in financial administration at the Getúlio Vargas Foundation in São Paulo. He began his career at Construtora Andrade Gutierrez S.A. in 1961, where he occupied several positions such as Buildings Chief Officer and Operations Chief Officer and, from 1978 to 2001, as Chief Executive Officer. Currently, Mr. Andrade is a regular member of the Board of Directors of Andrade Gutierrez S.A. and Companhia de Concessões Rodoviárias S.A. — CCR, and Chief Officer of AGC Participações Ltda. He is also a member of the Board of Trustees of the Dom Cabral Foundation. Since 2010, Mr. Andrade is a regular member of our Board of Directors, and that of Cemig Distribution’s and Cemig Generation and Transmission’s Boards of Directors.

Francelino Pereira dos Santos - Mr. Santos has a law degree from Federal University of Minas Gerais. He was the Senator for Minas Gerais from 1995 to 2002 and Governor of Minas Gerais from 1979 to 1983. He also was a congressman for four consecutive terms from 1963 to 1979 and alderman of the city of Belo Horizonte from 1951 to 1954. From 1961 to 1966 he was the Chief of Cabinet of the Minas Gerais State Secretary of Internal Affairs and Justice, Chief of the Minas Gerais State General Management Department and Chief Counsel of Municipalities Affairs of the Cabinet of the Governor. From 1985 to 1990, he was the Vice-President of Management of Banco do Brasil S.A. and the Chief Executive Officer of Acesita from 1983 to 1984. He is a member of the Brazilian Academy of Letters (Academia Brasileira de Letras) and also a regular member of the National Academy of Agriculture (Academia Nacional de Agricultura). Since 2003, Mr. Santos is a regular member of our Board of Directors and, since 2004, is member of Cemig Distribution’s and Cemig Generation and Transmission’s Boards of Directors.

Guy Maria Villela Paschoal - Mr. Paschoal holds a degree in mechanical and electrical engineering from the Federal University of Minas Gerais and has completed courses in Electricity Sector Law at the Law School of Belo Horizonte, and in Management for Electric Utility Executives, at Rensselaer Polytechnic Institute in Troy, New York, USA. Mr. Paschoal joined the Company in 1984, and reached several positions including Chief Executive Director, Vice President, Chief Executive Officer and Chairman of the Board of directors. He has served as consultant and advisor to the Executive Board of Eletrobrás, and as a member of the Board of Directors of Itaipu Binacional. As Secretary-General of the Ministry of Mines and Energy, he was on several occasions Acting Minister of Mines and Energy. From 2003 to 2008 he was a member of the Infrastructure Chamber of the Minas Gerais Industries Federation (FIEMG). He served as consultant in Furnas Centrais Elétricas, involved in the Rio Madeira’s hydroelectric projects. In the same period, he worked in Eletrobras, as the Presidency’s Consultant and as a member of the Directory Using the Belo Monte Hydroelectric Plant. In the period 2008/2012, he was the Chairman and Director of the Brazilian Association of the Electricity Distributors - ABRADEE. Since 2008, is an effective member of our Board of Directors and the Board of Cemig Distribution and Cemig Generation and Transmission. Currently, is a member of the Advisory Board of the Memory of Electricity in Brazil (Rio de Janeiro) and the Superior Council of the Foundation Selice Rosso (Hospital Felício Rocho).

João Camilo Penna - Mr. Penna earned his degree in engineering in 1948 from Minas Gerais Federal University. He served as Finance Secretary of Minas Gerais State from 1975 to 1979, as Brazil’s Trade and Industry Minister from 1979 to 1984, and was CEO of Furnas Centrais Elétricas from 1985 to 1989. He was interim Administration Secretary of Minas Gerais State, a Member of the National Monetary Council (CMN), member of the Board of Directors of Eletrobras, Vice-President of the Brazilian Technical

Standards Association, Director of the Large Dams Committee, and of the Brazilian Group for the World Energy Conference. He was a member of the President of Republic’s Ethics Committee, from 2000 to 2005, and from 2004 to 2005 was a member of the Public Ethics Committee of the Minas Gerais State Government.  Since 2008, he is a regular member of our Board of Directors and of the Cemig Distribution’s and of Cemig Generation and Transmission’s Boards of Directors.

Joaquim Francisco de Castro Neto - Mr. Castro Neto earned his degree in Business from the Getulio Vargas Foundation and completed a specialization course in Selling Business, Marketing and New Product Development from the IMEDE in Lausanne, Switzerland. Since 2008, Mr. Castro Neto is member of the Board of Directors of ABodyTech and of Magazine Luiza, having been its Chairman from the last one, from 2008 to 2010 he was the Redecard Chief Executive Officer. He was CEO of Unibanco — União de Bancos Brasileiros S.A from 1974 to 2004. Since 2011, he is a member of the Board of Directors of Jereissati Participações S.A. , and he’s a regular member of our Board of Directors and also of Cemig Distribution and Cemig Generation and Transmission.

Maria Estela Kubitschek Lopes - Mrs. Lopes holds a degree in Architecture and is an interior designer and entrepreneur. She is a quotaholder and Chief Officer of DF Consultores Ltda. and of Santa Júlia Importação, Exportação e Participações. Mrs. Lopes is also an adviser to the Chairman of Fundação Municipal de Teatro da Cidade do Rio de Janeiro and of Amigos do Estado do Rio de Janeiro — AME-RIO. Mrs. Lopes is also the Vice President of the Board of Casa Santa Ignez and co-founder and CEO of Memorial JK, an organization founded in the memory of Juscelino Kubitschek de Oliveira (former President of Brazil),. Mrs. Lopes was also CEO of the Board of Instituto Cultural Cesgranrio, Vice Chairwoman of Banco da Mulher, and member of the Board and President of several charitable and cultural institutions of the State of Rio de Janeiro. Since 2003, Ms. Lopes is an effective member of our Board of Directors and since 2004 a member of the Board of Directors of Cemig Distribution and Cemig Generation and Transmission.

Otávio Marques de Azevedo - Mr. Azevedo has a degree in Electrical Engineering from Pontifical Catholic University of Minas Gerais (PUC-MG), having completed postgraduate studies in Economic Engineering at the Federal University of Minas Gerais, and in Strategic Planning at Getúlio Vargas Foundation in Rio de Janeiro. Mr. Azevedo was Vice President of Telebras from 1991 to 1993, CEO of Tele Norte Leste Participacoes SA, from 1998 to 1999, and Chairman of its Board of Directors from 2003 to 2004. He was Chairman of the Anatel (National Telecommunication Agency) from 2001 to 2002 and since 1993 is Executive Chairman of Andrade Gutierrez SA and Andrade Gutierrez Telecomunicações Ltda.. Mr. Azevedo is also a member of the Board of Directors of several companies of this group, having held the chair of several of these Councils. Mr. Azevedo was also a member of the Strategic Council of the Federation of Industries of Minas Gerais - Fiemg, Council of the Commercial Association of Rio de Janeiro - ACRJ and the Board of Directors of the Federation of Industries of São Paulo (Fiesp). Since 2010, Mr. Azevedo is an effective member of our Board of Directors and also of Cemig Distribution and Cemig Generation and Transmission.

Paulo Roberto Reckziegel Guedes - Mr. Guedes has a degree in Civil Engineering from Universidade Federal do Rio Grande do Sul, having completed the Corporate MBA at Fundação Dom Cabral. Mr. Guedes joined Andrade Gutierrez Group in 1993 as assistant engineer, then supervisory engineer, general manager of operations and project manager, and since 2000, he is the Chief Officer of Andrade Gutierrez S.A Concessões, a listed company of concessions of public works and services, representing also the Andrade Gutierrez S.A Concessões on the Board of Directors of several subsidiaries of the group. Since 2010, Mr. Guedes is an effective member of our Board of Directors and also of Cemig Distribution and Cemig Generation and Transmission. He is also a member of the Board of Directors of Light S.A and Light Electrical Services S.A.

Ricardo Coutinho de Sena - Mr. Sena has a degree in Civil Engineering from Universidade Federal de Minas Gerais, and completed his postgraduate studies in Financial Administration at the Getulio Vargas Foundation in Rio de Janeiro. Mr. Sena worked in M. Roscoe, a construction company, between 1972 and 1981, joining Andrade Gutierrez in 1981, as Head of Budgets and, since 1993, the General Manager of New Business Unit. Since 2000 he is the CEO of Andrade Gutierrez and a member of its Board of Directors. He represents Andrade Gutierrez S.A Concessões on the Board of Directors of several of its subsidiaries. Since 2010, Mr. Sena is an effective member of our Board of Directors and the Board of Cemig Distribution and Cemig Generation and Transmission.

Saulo Alves Pereira Junior - Mr. Pereira Junior has a degree in Electrical Engineering from Pontifical Catholic University of Minas Gerais (PUC-MG), post-graduate degree in Works and Services Budget Planning from Instituto de Educação Continuada of PUC—MG and Business Administration from the Federal University of Bahia. He also concluded a Corporate MBA from Dom Cabral Foundation. Mr. Pereira began his career in 1993 as an intern in our Operations Center. In 1995 he joined Construtel Projetos e Construções Ltda, as an engineer in planning and budget coordination, and in 1998 he became General Manager of that company’s Business Unit in Bahia. In 2000, he joined Andrade Gutierrez Group, and since 2004 he is Commercial Officer of Construtora Andrade Gutierrez S.A. Since 2007 he has been working in Andrade Gutierrez Concessões S.A., actively participating in the group’s consolidation in the electricity sector. Since 2010, Mr. Pereira Junior is a member of our Board of Directors, and also of Cemig Distribution and of Cemig Generation and Transmission.

Board of Executive Officers

Our Executive Board, made up of eleven Executive Officers is responsible for putting into effect the decisions of our Board of Directors and for day-to-day management. The members of the Executive Board, the Chief Officers, have individual responsibilities established in our by-laws and hold their positions for a period of office of three years. The period of office of the present Chief Officers expires at the first Meeting of the Board of Directors following the Ordinary General Shareholders Meeting to be held in April 2012. The Chief Officers are elected by our Board of Directors. Usually, ordinary meetings are held at least twice per month, with extraordinary meetings held whenever called by the Chief Executive Officer, or CEO, or by two Chief Officers other than the CEO.

The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

The Executive Board is responsible for the current management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget.  Some decisions, as outlined in section 4, clause 21, of our by-laws require approval of our Executive Board.

In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, the Deputy Chief Executive Officer shall exercise the duties of the Chief Executive Officer, for whatever period the absence or leave may last, and, in the event of vacancy or impediment or resignation, until the post is filled by the Board of Directors. In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave — or, in the event of vacancy, the impediment or resignation — lasts, until the post is filled by the Board of Directors. The Chief Executive Officer or a member of the Executive Board elected in the way described above shall hold the position for the period of time remaining in the substituted officer’s term.

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

Arlindo Porto Neto - Mr. Porto Neto has a degree in business administration and accounting from the Federal University of Uberlândia. He served as Senator for the State of Minas Gerais from 1995 to 2003, and was Brazil’s Minister of Agriculture and Supply from 1996 to 1998. From 1991 to 1994 he was Deputy Governor of the State of Minas Gerais. From 1983 to 1988 he was Mayor of Patos de Minas. Since 2004 he is Vice-President of the Minas Gerais Development Company (Companhia de Desenvolvimento de Minas Gerais — Codemig). Since 2009, he serves as Deputy CEO of CEMIG and of Cemig Distribution and Cemig Generation and Transmission.

Djalma Bastos de Morais - For biographical information regarding Mr. Morais, see “— Board of Directors.”

Fernando Henrique Schuffner Neto - Mr. Schuffner Neto holds a degree in Electrical Engineering from Pontifical Catholic University of Minas Gerais, and also master degree in Automation and Control from Unicamp and a MBA from Ibmec. Mr. Schuffner

Neto has been working for CEMIG since 1985, holding varied positions as of General Manager of Coordination, Planning and Expansion of Distribution, General Manager of Executive Coordination of the “Luz para Todos” Program including as our Generation and Transmission Officer and as our Energy Distribution and Commercialization Officer. Mr. Schufnner Neto is also a professor and researcher. He is a substitute member of our Board of Directors (BOD) and of the BOD of Cemig Telecomunicações S.A., Cemig Distribution and Cemig Generation and Transmission, Light S.A. and Light Serviços de Eletricidade S.A.. Since 2010, he is Business Development Officer of CEMIG, of Cemig Distribution and of Cemig Generation and Transmission.

Frederico Pacheco de Medeiros — Mr. Medeiros has a law degree from the Federal University of Minas Gerais. He acted as Legal Advisor to the Minas Gerais State Court of Appeal from 1989 to 1998, and was Parliamentary Secretary of the House of Representatives of the Brazilian Congress from 1993 to 2002. He was Deputy Secretary of State of Minas Gerais from 2003 to 2008, and General Secretary to the Governor of Minas Gerais in 2008—2010. Since 2011 he is the Chief Corporate Management Officer of CEMIG, of Cemig Distribution and of Cemig Generation and Transmission.

Fuad Jorge Noman Filho — Mr. Noman Filho has a degree in economics by the Unified Teaching Center of Brasilia (CEUB) and has completed a postgraduate degree in Economic Programming and Budget Execution by the University of Brasília (UnB). He was executive secretary and deputy secretary of Assets and Risks of the National Treasury Secretariat, in the Ministry of Finance; Executive Secretary of the Presidency of the Republic of Consultant International Monetary Fund (IMF), when provided advice to the Government of the Republic of Cape Verde. He was also Secretary for Finance of Minas Gerais - (2003 - 2007) and Secretary for Transport and Public Works of Minas Gerais (2007 - 2010). Between 2007 and 2011, he was a member of the Board of Directors of Minas Gerais State Development Bank (Banco de Desenvolvimento do Estado de Minas Gerais S.A. - BDMG). Since 2008, he is a member of the Board of Directors of Marcopolo S.A., a publicly-held company which main activity is the bus manufacture and development and implementation of solutions for public transportation. Since 2011, he is the CEO and member of the Board of Directors of Gasmig, and the Gas Officer of CEMIG, of Cemig Distribution and of Cemig Generation and Transmission.

José Carlos de Mattos - Mr. Mattos received a degree in literature from Uni-BH (Belo Horizonte Central University). Mr. Mattos was a superintendent of the Federal Savings Bank (Caixa Econômica Federal) where he was the Financial Director from 1992 to 1994. At the same period he was Chief Officer of BIAPE — the Inter-American Savings and Loan Bank. From 1995 to 1996 he was Deputy CEO of Bemge — the State Bank of Minas Gerais and between 2003 and 2005 he was the financial director of Codemig, the Minas Gerais Development Company. From 2005 to 2006 he was Director-President of Previminas, the Minas Gerais Social Security Foundation. Between 2007 and 2009, he was the CEO of Companhia de Gás do Estado de Minas Gerais — Gasmig. From 2007 to 2010, he was our New Business Development Officer. Since 2011, he is our Chief Energy Distribution and Commercialization Officer and also of Cemig Distribution. He is alsothe Chief Officer of Cemig Generation and Transmission.

José Raimundo Dias Fonseca - Mr. Fonseca has a degree in electrical engineering from the Federal University of Juiz de Fora. He has completed the specialization course in Maintenance Engineering at the Federal Engineering School of Itajubá (Fupai/Efei); the postgraduate course in Strategic Business Management of the Getúlio Vargas Foundation; and the specialization course in Management of Electric Power Utilities at the University of Stockholm (Sweden). He is a member of the Council of CCEE — the Brazilian National Electricity Trading Chamber; and Vice-president of Abraceel, the Brazilian Association of Electricity Traders. Mr. Fonseca joined us in 1982, holding varied posts from engineer to Control and Settlement Officer for Electricity Trading Transactions. From 2007 to 2011 he was General Manager for Wholesale Electricity Transactions. Since 2011, he is our Chief Trading Officer and also of Cemig Distribution and Cemig Generation and Transmission.

Luiz Fernando Rolla - Mr. Rolla holds a degree in Electrical Engineering from Minas Gerais Federal University and has completed specialization in engineering economics and data processing. He joined us in 1974 in the coordination of the electrical system planning and, later, in the coordination of projects funding by World Bank, Inter-American Development Bank, Kreditanstalt für Wiederaufbau banking group and Eletrobras.  He also participated in the process of raising funds in international markets with emphasis on the placement of Eurobonds and blocktrade stock. In 1987 he became our Investor Relations Manager being responsible for the formulation and implementation of our investor relations strategy including the structuring of the Level I and II ADR programs, implementation of Corporate Governance Level 1 in BM&FBOVESPA, and listing in Latibex, Madri Stock Excchange. Since 2009 he is the Chairman of the Brazilian Institute of Investors Relation (Instituto Brasileiro de Relações com Investidores — IBRI). Mr. Rolla is an executive officer and director of several companies of our group and, since 2007, he is our Finance and Investors Relations Officer and also of Cemig Distribution and Cemig Generation and Transmission. He is a member of the Board of Directors of Light SA and Light SESA.

Luiz Henrique de Castro Carvalho - Mr. Carvalho has a degree in electrical engineering from Minas Gerais Federal University, having completed a postgraduate degree from the same institution in Systems Analysis with emphasis on Mainframe Support and an international executive MBA in business administration and information technology management from the Getúlio Vargas Foundation. Mr. Carvalho joined us in 1984 as a support analyst in the Software and Support Group. Since then he has occupied several positions as of Manager in the Personal IT Terminal Users Support Division, Superintendent of Telecommunications and IT, and as Superintendent for Material, Logistics and Services. He is Chief Officer and member of the Board of Directors of several companies of our group. Since 2008, Mr. Carvalho is our Generation and Transmission Officer and also of Cemig Generation and Transmissions, and also Chief Officer of Cemig Distribution.

Luiz Henrique Michalick - Mr. Michalick has a degree in journalism from the Pontifical University of Minas Gerais. In his career in the press, he was a journalist in the Belo Horizonte office of the Folha de São Paulo newspaper, from 1979 to 1985, and economics editor in the Estado de Minas newspaper, from 1986 to 1987. He joined the Company in 1985, working as a journalist and as General Manager for Press, Public Relations and Advertising, before becoming General Manager for Corporate Communications, a position he held from 2003 to 2011. Since 2011, Mr. Michalick has been our Institutional Relations and Communications Officer, and also, the Institutional Relations and Communications Officer of Cemig Distribution and of Cemig Generation and Transmission.

Maria Celeste Morais Guimarães - Mrs. Guimarães has a degree in accounting and business administration from the Pontifical Catholic University of Minas Gerais and a law degree from the Law Faculty of the Universidade Federal de Minas Gerais, having completed a specialization in commercial law and a master’s and doctorate from the same university.  She was Auditor-General of the State of Minas Gerais from 2003 to 2010 and Chairwoman of Magistrates Council of Executive State Entities (Conselho de Corregedores dos Órgãos e Entidades do Poder Executivo Estadual — CONREGE) from 2004 to 2010. Between 2005 and 2010, she was a member of the College of Social Defense Organizations , and between 2007 and 2009 of the National Council of the Entities of Internal Control of the Brazilian states and Federal District (Conselho Nacional dos Órgãos de Controle Interno dos Estados Brasileiros e do Distrito Federal — CONACI). From 2007 to 2010, Mrs. Guimarães was a member of Board of General Coordination, Planning, Management and Finance of the Minas Gerais State and, from 2008 to 2010, of the Corporate Governance Committee of the Minas Gerais State. She also was a member of Energy Rights Commission and Corporate Lawer Commission of the Brazilian Bar Association (Ordem dos Advogados do Brasil — OAB-MG) and since 2011, she has been our Legal Officer, and also, the Legal Office of Cemig Distribution and Cemig Generation and Transmission.

Compensation of Directors and Executive Officers

The global amount of the remuneration of the Executive Board and the Members of Board of Directors and Fiscal Council, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

In the year ended December 31, 2011 the total compensation paid to our directors and officers and the directors and officers of Cemig Distribution and Cemig Generation and Transmission, including health insurance, paid leave, bonuses, post-employment and other benefits, amounted to approximately R$10.89 million.

The following chart shows the compensation paid to our Board Directors, Executive Officers, Fiscal Council and Support Committee members in 2011:

Compensation in the year ended December 31, 2011 (in Thousands of Reais)

	Board of Directors	Support Committee(1)	Executive Officers	Fiscal Council	Fiscal Council (2) Substitute Members
Number of members (3)	12.83	6	11	5	5
Total compensation	1,221.99	493.98	8,801.10	237.59	137.01

(1)           The Support Committee is a body with no executive function, composed of members of our Board of Directors, responsible for evaluating and making recommendations on the matters to be discussed at the Board meeting, prioritizing issues, checking the documentation for better understanding of the Board Directors and other issues necessary for the objectivity of the Board meetings.

(2)           The Substitute Members of the Fiscal Council start being paid monthly since may 2011, in accordance with the decision of the 2011 Ordinary General Meeting of Stockholders.

(3)           The number of members corresponds to the average monthy number of members, divided by twelve (12).

There is no contract between the Company or its wholly-owned subsidiaries, subsidiaries or affiliated companies and any director or officer of the Company that grants any kind of post-employment benefits, other than the retirement plan of Forluz, which is applicable to executive officers, as long as they are qualified in accordance with the rules and regulations of Forluz and which is also applicable to other employees in the same way.

Fiscal Council

According to our by-laws, our Fiscal Counsel shall be permanent. Our Fiscal Council is required to meet once every quarter, but in practice it has been meeting once a month. Our Fiscal Council consists of three to five members and their respective alternates elected by our shareholders at the Ordinary General Meeting for a term of one fiscal year. Holders of the preferred shares as a group are entitled to elect one member of the Fiscal Council and a corresponding alternate. Minority shareholders holding shares representing at least 10%, individually or in the aggregate, are entitled to elect one member of the Fiscal Council and a corresponding alternate. The primary responsibility of the Fiscal Council, which is independent from management and from the independent public accountants appointed by the Board of Directors, is to review our financial statements and report on them to our shareholders. The Fiscal Council is also entitled to give opinions on any proposals from our management to be submitted to the shareholders’ meeting related to (i) changes in our share capital, (ii) issuances of debentures or rights offerings entitling the holder to subscribe for equity (bonus de subscrição), (iii) investment plans and capital expenditures budgets, (iv) distribution of dividends, (v) changes to our corporate form and (vi) corporate restructurings such as mergers, consolidations and spin-offs. The Fiscal Council also examines the activities of management and reports these activities to the shareholders.

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

Below is a brief biographical information about each member of our Fiscal Council:

Aristóteles Luiz Menezes Vasconcellos Drummond — Mr. Drummond is a professional who acts in the journalistic, public relations and business administration area. Since 1973, he has been a chief officer of Irad Assessoria e Consultoria Ltda., a company dedicated to assisting large companies with the management of their marketing budgets. Mr Drummond is a certified member of fiscal councils according to the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa - IBGC). Between 1987 and 1996, Mr. Drummond was a managment Chief Office of Light. He was the CEO of COGE - Comitê de Gestão Empresarial no Setor de Energia Elétrica (Business Managment Committee of Eletricty Industry).between 1994 and 1996. Between 1996 and 2003, Mr. Drummond was a member of the Eletronorte’s Board of Directors. Since 2006, Mr. Drummond has been a member of the Fiscal Council of Light S.A. and a member of CEMAT’s Board of Directors. Since 1999, Mr. Drummond has been a member of our Fiscal Council and, since 2004, he has also been a member of Cemig Distribution’s and Cemig Generation and Transmission’s Fiscal Councils.

Helton da Silva Soares — Mr. Soares holds an accounting degree and a Law degree from the Pontifical Catholic University of Minas Gerais (PUC-MG) and completed his MBA in Finance from the IBMEC (Belo Horizonte). Mr. Soares joined the Andrade Gutierrez Group in 1998, and since 2008, he has worked as an executive at Construtora Andrade Gutierrez S.A. Since 2010, Mr. Soares has been a member of our Fiscal Council and also a member of Cemig Distribution’s and Cemig Generation and Transmission’s Fiscal Council.

Luiz Guaritá Neto — Mr. Guaritá Neto holds a degree in Civil Engineering from Faculdades Integradas de Uberaba in 1978, having completed the basic courses of Business Administration, O&M and Marketing from Getúlio Vargas Foundation in Rio de Janeiro. He was the Major of Uberaba from 1993 to 1996. From 2003 to 2010, Mr. Guaritá Neto served as the first substitute to Senator Eduardo Brandão de Azeredo. Mr. Guaritá Neto is a shareholder and chief officer of several companies. Since 2003 Mr. Guaritá Neto has been a member of our Fiscal Council and, since 2004, he has also been a member of Cemig Distribution’s and Cemig Generation and Transmission’s Fiscal Council.

Thales de Souza Ramos Filho — Mr. Ramos Filho holds a degree in Medicine from the Federal University of Juiz de Fora (UFMG) and a Business Administration degree from Machado Sobrinho College, of Juiz de Fora. He is a chief officer of Hospital Dr. João Felício, a hospital located in the city of Juiz de Fora, in the state of Minas Gerais. He is also a shareholder and chief officer of Zenite Empreendimentos Imobiliários. Mr. Ramos Filho was a member of Furnas’ Board of Directors between 1990 and 1996 Since 2003, Mr. Ramos Filho has been a member of our Fiscal Council and, since 2004, he is also a member of Cemig Distribution’s and Cemig Generation and Transmission’s Fiscal Council.

Vicente de Paulo Barros Pegoraro — Mr. Pegoraro holds a Business Administration degree and Accountting degree from Brasília University (UnB) and a Law degree from the Federal University of Paraná. Mr. Pegoraro was a member of the Fiscal Council of Banco do Brasil S.A. from 2001 to 2003 and a member of the Fiscal Council and an Audit Committee member of Telecom Italia Mobile (Tim Participações S.A.) - TIM. Since 2009, Mr. Pegoraro has been a member of our Fiscal Council and of the Fiscal Council of Cemig Distribution and Cemig Generation and Transmission.

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

Employees

As of December 31, 2011, we had 8,706 employees at CEMIG, Cemig Distribution and Cemig Generation and Transmission, of which 238 were at management level, and we had an average of 350 temporary employees in 2011. As of December 31, 2010, we had 8,859 employees, of which 239 were at management level, and we had an average of 452 temporary employees in 2010. As of December 31, 2009, we had 9,746 employees, of which 248 were at management level, and we had an average of 356 temporary employees in 2009. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2011		December 31, 2010		December 31, 2009
Managers	238		239		248
Professional staff	1,249		1,281		1,500
Operational technical staff and office employees	7,219		7,339		7,998
Total	8,706	(1)	8,859	(1)	9,746	(1)

(1)                                  These numbers reflect only those employees of Cemig Generation and Transmission, Cemig Distribution and CEMIG.

In 2011, five employees were hired and 159 employees left our Company.

Unions

Annual meetings are held for collective negotiation with the unions that represent the employees. The Collective Work Agreement that results from this includes salary adjustments, benefits, and rights and duties governing employment relationships, and comes into effect for the subsequent period of 12 months, starting on November 1 of each year.

In December 2011, after negotiations with the unions, the Collective Work Agreement was signed with 13 union entities, comprising a salary adjustment of 8.2%, benefits, rights and duties, valid for the period between November 1, 2011 to October 31,

2012. In addition, a specific collective agreement governing profit sharing (“PLR”) was also signed for the payment of Sharing in Profit and Results (PLR), valid for two years, obeying the targets agreed between us and our employees, as detailed below.

In 2011, during the negotiations to reach agreement on the Collective Work Agreement and the specific collective agreement, there were five intermittent days of stoppages by the employees. The Operational Emergency Committee, created for the basic purpose of establishing a Contingency Plan for maintaining the Company’s essential services in the event of strikes, was activated and there were no adverse events.

In December 2010, two collective agreements with the same general terms were entered into with 17 unions, which established wage increases ranging between 6.50% and 7.55%, according to the salary level of each employee. In addition to these agreements, an amendment regarding the distribution of profits and economic results was agreed to with respect to the specific collective agreement governing profit sharing (“PLR”), for a single one-time extraordinary distribution, paid in April 2011, equivalent to 2.64 times each employee’s monthly remuneration.

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

Remuneration

The Careers and Remuneration Plan (PCR) was put in place in 2004, aiming to provide us with instruments of remuneration deemed necessary for maintaining an equitable and competitive payment structure and establishing criteria for promotions. An internal committee, with representatives of both our Company and the unions, was created for the implementation of such plan.The criteria for concession of career advancement include the employee’s performance, among other factors. In the 2010-11 cycle of Performance Management, 1,440 employees — or 16% of all the employees evaluated — benefited from individual salary alterations.

Remuneration surveys are carried out annually to adapt the salaries of the employees to the market context. The results of the most recent survey, held in May 2011, indicated that approximately 94% of the employees are remunerated above the market average.

This table shows the average of Base Salary and of Remuneration, per month, by functional category:

	Avarage Base Salary as of December 31, 2011		Avarage Remuneration as of December 31, 2011
Managers	R$	12,908.91	R$	21,133.56
Professional staff	R$	6,813.34	R$	9,519.03
Operational technical staff and office employees	R$	3,098.67	R$	5,012.96

Program for Sharing in Profit, Results, and Productivity:  In 1995, CEMIG established a profit sharing program for the employees in accordance with the applicable Brazilian employment legislation. Under the program, in a single business year CEMIG may not contribute more than 25% of the total of the proposed dividends for the business year to the profit sharing program.

With respect to the results for 2011, the amount to be received by our employees as profit sharing can vary between 70% and 120% of the remuneration multiple attributed to their work category, depending on the extent the targets established by us are being met. No profit sharing payment will, however, be made to any employee who does not reach the minimum level of 70% of the established targets.

In 2011 the payment of profit shares to the employees, including the obligatory charges and payments based on payroll, totaled approximately R$221 million, with 70%, or R$155 million, being paid in December 2011 and the remaining 30%, or R$66 million, scheduled to be paid in April 2012. In 2010, the payment of employees’ profit shares, including the obligatory charges and payments based on payroll, totaled R$325 million, and the payment was made in December 2010 and in March 2011. In 2009, it totaled R$ 238 million and was paid in December 2009 and March 2010.

Benefits

As of January 1, 2003, we implemented changes to our existing employee health care plans. The changes are a result of an agreement we entered into with our employees’ labor unions, most of which are represented by Sindieletro. The changes modified the contributions that we, our employees and our retirees are responsible for and the types of benefits covered by each plan. In 2011, a total of R$199 million was paid in benefits to employees, consisting of R$ 73.5 million in pension plan contributions and R$ 125.5 million in assistance benefits.

Voluntary Retirement Program

In March 2008, CEMIG implemented a Voluntary Retirement Program, which sets the rules and conditions applicable to free and voluntary rescissions of employment contracts by employees, and also criteria applicable to specific situations of employees who meet certain requirements for retirement. Employees who opt for the Voluntary Retirement Program receive a payment equal to three times their monthly salary, provided they leave the Company a maximum of 90 days after opting for the program. In 2011, 49 employees accepted the terms of our Voluntary Retirement Program compared to 11 employees in 2010 and 193 employees in 2009.

Voluntary Dismissal Program

In April 2009, CEMIG implemented a Voluntary Dismissal Program, or PDV, which remained in effect until 2010, setting rules and conditions applicable to free and voluntary termination of employment contracts by employees, and also establishing the criteria applicable to employees who met certain retirement requirements. Employees who subscribed to the PDV received a financial incentive varying between three and 16 times their monthly remuneration, according to criteria established in the program’s regulations, the principal one being the time of contribution remaining for full retirement entitlement under the National Social Security Institute (Instituto Nacional de Seguridade Social), or INSS. The incentive included payment of the contributions to the pension fund and the INSS\ up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals without cause) of 40% on the balance of the employee’s accumulated funds under the Unemployment Guarantee Fund (Fundo de Garantia por Tempo de Serviço), or FGTS, system.

Additionally, CEMIG guaranteed full payment of the costs of the group life insurance plan for six months, and of the health plan for twelve months, commencing on the date the employee leaves the Company.

Health and Safety

In 2011, the number of work accidents resulting in loss of one or more days’ work of CEMIG employees and outsourced workers (by the ABNT standard) was 17.67% higher than in 2010. The main reason for this increase can be identified as traffic accidents, faulty physical packaging, and preliminary risk assessment incomplete. As control measures, specific actions were implemented to prevent further occurrences.

Share Ownership

Each of our directors and executive officers beneficially owns less than 0.001% of our preferred shares and less than 0.003% of our common shares.

Item 7.                       Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2011, the State Government owned, directly or indirectly, 152,033,489 common shares, or 50.97% of our outstanding voting stock, and 7,057,472 preferred shares, or approximately 1.84% of those outstanding. As of the same date, AGC Energia, our second largest shareholder, owned 98,321,592 common shares, or approximately 32.96% of those outstanding. AGC Energia is a subsidiary of Andrade Gutierrez Concessões S.A. (“AGC”), an AG Group affiliated. AG Group is one of the largest private groups in Latin America, with a presence in the engineering, construction, telecommunications, energy and public grants sectors. Our principal shareholders do not have different voting rights with respect to the shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2011.

Shareholder	Common Shares	% of Class	Preferred Shares	% of Class
State Government (1)	152,033,489	50.97%	7,057,472	1.84%
AGC Energia S.A.	98,321,592	32.96%	—	—
All directors and executive officers as a group	6,732	—	1885	—
Other	47,907,855	16.06%	376,794,637	98.09%
Total of outstanding shares	298,269,668	100%	383,853,994	99.92%
Treasury shares		—	290,920	0.08%
Total of authorized and issued shares	298,269,668	100%	384,144,914	100%

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

As of December 31, 2011, we had 42 common shareholders of record in the United States, holding a total of 7,836,061 common shares. We also had 315 preferred shareholders of record in the United States, holding a total of 222,533,764 preferred shares. These numbers do not include the 183,612,259 preferred shares and 878,614 common shares converted into ADRs.

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

On January 20, 2012 Lazard Asset Management LLC notified us that it holds 28,266,233 shares, or 4.14% of our outstanding shares.

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

For a more detailed discussion of these and other related party transactions, see Notes 9, 12, 18, 19, 21, 24 and 25 to our consolidated financial statements.

Item 8.                       Financial Information

Consolidated Financial Statements and Other Financial Information

Please refer to our financial statements that appear beginning on page F-1 of this document as well as “Item 3. Key Information—Selected Consolidated Financial Data.”

Legal Proceedings

We are a party to certain administrative and court proceedings involving tax, regulatory, consumer, administrative, environmental and liability relating to our business. In accordance with the IFRS, we recorded and disclose the aggregate amounts of the proceedings that we have determined a loss to “probable” (i.e. on the date of the financial statements an obligation was assessed as being more likely than not), and disclose the aggregate amounts of the proceedings that we have determined a loss to be “possible” (i.e. on the date of the financial statements an obligation is assessed as being more unlikely than likely and not assessed as remote); — in both cases, to the extent these amounts can be reasonably estimated. For more information regarding such contingencies, see Notes 11 and 22 to our consolidated financial statements.

Regulatory Matters

Prior to 1993 Brazilian electricity concession holders were guaranteed, by law, a rate of return on investment in assets used in the provision of electricity services to clients. Rates charged to users were uniform all over the country, and the profits generated by the more profitable concession holders were reallocated to less profitable concession holders, in such a way that the rate of return of all the companies was equal to the national average. The deficits which the majority of the Brazilian electricity concession holders suffered were accounted in the “CRC Account” of each company. When the CRC Account and the guaranteed-return concept were abolished, Cemig used its positive balances in the CRC Account to offset its liabilities to the Federal Government.

Aneel filed an administrative action against the Company, contesting a credit relating to those positive balances and on October 31, 2002, issued a final administrative decision. On January 9, 2004, the Office of the National Treasury issued a collection notice in the amount of R$516.2 million, to be settled by the company on or before January 30, 2004. Cemig filed a writ for an order of mandamus to suspend inclusion of the credit in the register of debtors delinquent on credits to the federal government (Cadin). Although the mandamus was denied by the lower court, an appeal was made to the Federal Court of the First Region, which granted

Cemig a temporary injunction suspending inclusion in the Cadin. On December 31, 2011, the amount involved in this action was, approximately, R$1.02 billion, and the Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

CEMIG is defendant in several public class actions challenging the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by CEMIG in the estimate of time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). On December 31, 2011, the amount involved in this action was, approximately, R$1.2 billion, and the Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

Cemig Generation and Transmission filed an application for an order of mandamus to include it as a defendant party in an lawsuit brought by AES Sul against Aneel, seeking annulment of Aneel Dispatch 288/2002 which set the guidelines for interpretation of Aneel Resolution 290/2000, and thus change the situation of AES Sul Distribuidora, from creditor to debtor of Mercado Atacadista de Energia (MAE), predecessor of Câmara de Comercialização de Energia Elétrica (CCEE). CEMIG’s application to be a party on the defendant side was based on the fact that if AES Sul were to be successful in this lawsuit and were found to be a creditor of CCEE, the Company will have to pay the amount applied for by AES Sul. We obtained an interim remedy to suspend the deposit that had been ordered in the process of financial settlement, for the historic amount, and was also admitted as a defendant party. As of December 31, 2011, the amount involved in this action was, approximately, R$124 million, and we have assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

Rate Increases

We are the defendant in several lawsuits brought by industrial consumers alleging that were illegal the increases in electricity rates, determined by DNAEE, predecessor of Aneel, by Ministerial Order 045/86, during a price freeze imposed by the Federal Government from March through November 1986, known as the Cruzado Plan (Plano Cruzado). Some of the plaintiffs further allege that all rates after the Cruzado Plan period were illegal, in part because they included the Cruzado Plan period increases in the amounts that served as the basis for calculating the further increases. Some of these claims have been decided at the trial court level in our favor, whereas others have been decided in favor of the plaintiffs. All of the cases that have been decided at the trial court level have been appealed to the Superior Court of Justice (Superior Tribunal de Justiça), which ruled, in most of the cases, that the plaintiffs were entitled only to reimbursement for rate increases introduced during the Cruzado Plan. We are actively contesting all of the aforementioned rate increase claims. On December 31, 2011, proceedings where we assessed the chances of loss as “probable” - i.e. for which on the date of the financial statements an obligation were assessed as being more likely than not totaled, approximately, R$37 million, and proceedings where we assessed the chances of loss as “possible,” i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely totaled, approximately, R$9 million.

Cemig Distribution is a party, together with Aneel, in a civil public action brought by the Public Attorneys’ Office seeking to prevent the exclusion of consumers from the Low Income Residential Tariff’s subclass frame and also to require Cemig Distribution to pay double the amount overpaid by the low income consumers. The lower court found in favor of the Public Attorney’s Office, and Cemig Distribution and Aneel appealed to the Regional Federal Appeals Court (Tribunal Regional Federal). The decision of the appeals court on the proceeding has been pending since March 2008.  On December 31, 2011, the amount involved in this action was, approximately, R$123 million, and the Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

Cemig Distribution is a defendant in a public civil action brought by the Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente — Amprocom), which is challenging the tariff readjustment applied after 2002 and its methodology and seeking the restitution, to all consumers who were damaged in the processes of periodic review and annual adjustment of electricity tariffs in the period from 2002 to 2009, of the amounts that were allegedly unduly charged. On December 31, 2011, the amount involved in this action was, approximately, R$1.06 billion, and the Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely). Since the outcome of this matter will have an impact on all of the distribution concession holders in Brazil, it is our view that, in the event of a loss, CEMIG will not have to disburse the full amount involved, because we believe that a new Electricity Sector Agreement will likely be entered into, providing for discounts on the electricity tariff in order to reimburse consumers for any excess amounts that are ruled to have been paid. In December 2010, Aneel, who was ultimately responsible for the calculation of the readjustment of the electricity tariffs from 2002 to 2009, issued regulations safeguarding distribution concession holders from liability concerning this matter. A bill was proposed in the Brazilian Congress to annul these Aneel regulations, and is currently under review by the House of Representatives. If passed, the bill would cancel the effects of these Aneel regulations, which could affect adversely our chances of loss in the civil public action described above.

Taxes and Other Contributions

CEMIG and its subsidiaries are parties in several administrative and judicial tax-related proceedings concerning the imposition of state sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços, or ICMS), rural real estate ownership tax (Imposto Sobre a Propriedade Territorial Rural, or ITR), contribution for social integration (Programa de Integração Social, or PIS), PASEP and COFINS (which are taxes on gross sales revenue), the Social Contribution on Net Profit (Contribuição Social Sobre o Lucro Líquido, or CSLL), and federal income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), among others.

In 2006, CEMIG, Cemig Generation and Transmission and Cemig Distribution advanced funds to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable. The Brazilian Federal Revenue Service, however, has initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs of mandamus which were decided unfavorably to us in the lower court. We filed the appropriate appeals and are still waiting for resolution from the upper court. On December 31, 2011, the amount involved in these actions was, approximately, R$192 million, and the Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely), in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in the upper court. We emphasize that, in relation to Income Tax, both the Superior Court of Justice (“STJ”) and the Regional Federal Court (“TRF”) adopt the position that there is tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered indemnities.

The INSS initiated an administrative proceeding against the Company in 2006 alleging non-payment of the social security contribution on the amounts paid to the Company’s employees as profit shares in the period 2000 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partially favorable decision in 2008, which we have appealed and on we are waiting for the upper court to decide. On December 31, 2011, the amount involved in this action was, approximately, R$141 million, and the Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

We are party in some proceeding in connection with PIS and COFINS contributions. On December 31, 2011, proceedings where we assessed the chances of loss as “possible,” i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely totaled, approximately, R$1.1 billion, of which (i) R$991 million are related to proceeding where CEMIG is a creditor. (ii) R$55 million are related to an assessment of Brazilian Federal Revenue Service alleging underpayment of PIS and Cofins taxes, on the allegation of undue exclusion, from the taxable amount, of financial expenses arising from negative monetary variations. Cemig filed an Action for Provisional Remedy against the Federal Government, in which it obtained an interim order suspending collection of Cofins tax in the period from November 30, 2001 through January 31, 2004, until final judgment of an Ordinary Action also filed by Cemig for a declaration that there is no legal relationship that obliges it to pay PIS and Cofins taxes on amounts that are not invoiced revenue and (iii) R$45 million are related to proceedings in which plaintiffs demand suspension of pass-through of the PIS and COFINS contributions, on the grounds that the imposition of such contributions in the context of electricity invoices is illegal. Plaintiffs allege that they are entitled to the reimbursement of all such amounts, plus interest and restatement for inflation. Some of these legal proceedings seek reimbursement of 200% of the amount charged.

The Brazilian Federal Revenue Service has initiated 44 administrative proceedings against CEMIG, Cemig Generation and Transmission and Cemig Distribution, in relation to the social security contributions allegedly owed in connection with employee profit share payments, the Workers’ Food Program (PAT), the auxiliary contribution for education, overtime payments, risk exposure compensation payments, Sest/Senat, and compensation penalty payments. The Company has presented defenses and awaits judgment. On December 31, 2011, proceedings where we assessed the chances of loss as “possible,” i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely totaled approximately R$782 million.

CEMIG is a defendant in various administrative and judicial proceedings filed by the State Tax Department of Minas Gerais, jointly with various consumers, in connection with charging ICMS matters. On December 31, 2011, proceedings where we assessed the chances of loss as “possible,” i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely totaled, approximately R$500 million, as described in the next 3 paragraphs.

Some of the issues discussed in these proceedings are related to non-applicability of ICMS over unused portions of hired electricity availability. CEMIG has requested exclusion from these proceedings, as it won’t be affected by the final decision, since it is not CEMIG who has the alleged obligation to pay the ICMS in these cases; CEMIG has been excluded from some of these proceedings. CEMIG is also a defendant in cases that discuss the impact of ICMS on TUSD since the amount of the tax applicable has been divided in compliance with preliminary injunctions granted under writ of mandamus issued by those consumers. Final adverse decisions in administrative proceedings may be challenged judicially under Brazilian law. Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

CEMIG is a defendant, jointly with various consumers, in various administrative and court proceedings brought by the State Tax Department of Minas Gerais, claiming ICMS tax on the transfer of excess electricity in the period of rationing of electricity. Although CEMIG is only secondarily liable for such charges, unfavorable administrative decisions were rendered, considering the imposition of such tax as valid. The State of Minas Gerais has been carrying out tax foreclosures in relation to these charges, usually against the primary debtors. However, because these claims might be an obstacle for certification of CEMIG’s tax clearance, CEMIG has filed lawsuits seeking preliminary injunctions to suspend these collection proceedings. Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

CEMIG is a defendant in a Public Consumer Action brought by the Minas Gerais Consumer Defense Institute (Instituto Mineiro de Defesa do Consumidor, or Imidec) applying for a declaration that there is no legal relationship that obliges consumers to pay the rate of ICMS tax on electricity bills in the manner in which it is currently calculated. The Company has presented defense and awaits judgment. Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

The Federal government filed an action for rescission against CEMIG on June 17, 2011, applying for rescission of the appeal court judgment given in an action for rescission previously brought by Cemig on the subject of the Finsocial tax, on the argument that that action was filed after the period of limitation of two years and was therefore out of time. On December 31, 2011, the amount involved in this action was approximately R$67 million, and the Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

CEMIG is defendant in 113 administrative proceedings the final decisions in which have refused offsetting of credits of IRPJ, CSLL, PIS and COFINS. CEMIG is contesting the related tax postings made by the federal tax authority. On December 31, 2011, the amount involved in these proceeding was, approximately, R$424 million, CEMIG will file actions seeking the annulment of such tax credits, and the Company has assessed the chances of loss in the judiciary as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely).

CEMIG was party in administrative proceedings concerning applications for restitution and offsetting of tax credits indicated in the corporate tax returns for 1997 to 2000, and overpayments shown in the corresponding tax receipts and tax returns filed. On December 31, 2011, the amount involved in these proceeding was approximately R$296 million, and the Company has assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely). In March 2012 two postings were added, relating to tax credits of corporate income tax and Social Contribution tax calculated in calendar year 1999, in which credits from undue payments of income tax and Social Contribution tax made during 1997 were unduly omitted. This change altered the value of the contingency to R$ 397 million. The assessment of likelihood of loss continues to be “probable” (i.e. on the date of the financial statements an obligation was assessed as being more likely than not).

Additionally, our subsidiary Light SESA is party in several administrative and judicial tax-related proceedings concerning the imposition of state sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços, or ICMS), the Social Contribution on Net Profit (Contribuição Social Sobre o Lucro Líquido, or CSLL), and federal income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), among others. On December 31, 2011, proceedings with chances of loss assessed as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$860 million (proportionally to the percentage share of the capital of Light owned by CEMIG).

Labor Obligations

We are defendants in several claims filed by employees and outsourced workers. Most of these claims relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, readjustment of retirement pension payments by Forluz, and salary adjustments. Under Brazilian employment laws, claimants must file any claim for unpaid services until two years after the termination of the contract (limited to rights which arose no more than five years prior to the claim). On December 31, 2011, proceedings where we assessed the chances of loss as “probable” - i.e. for which on the date of the financial statements an obligation were assessed as being more likely than not totaled, approximately, R$143 million, and proceedings where we assessed the chances of loss as “possible,” i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely totaled, approximately, R$337million.

Moreover, in June 2007 a judgment was rendered against Cemig in a public civil action, brought by the Public Attorneys’ Office for Employment Matters in early 2003, to prevent the Company from using outsourced labor for its end-activities. The judgment gave the Company nine months to cease to contract employees through outsourced companies as intermediaries. In March 2008 the Higher Appeal Court gave an interim decision suspending the effects of the previous judgment until a final decision had been given against which there was no further appeal. However, since the issue involves interpretation on the constitutionality of an article of the Concessions Law (Law 8987/95) there is a possibility of reversal of the decision in the Federal Supreme Court. On December 31, 2011, the amount involved in this action, in case CEMIG does not comply with the order for specific performance, moral damages and fees was, approximately, R$51 million and the Company has assessed the chances of loss as “probable” (i.e. on the date of the financial statements an obligation was assessed as being more likely than not). It should be added that the amount stated will be payable only if the Company does not comply with the order to replace outsourced labor within the specified period, of nine months. Additionally, there is a possibility of extension of that period, as requested in the appeal for review. On this aspect, although it is probable that an order for specific performance may be rendered against CEMIG, we believe it is unlikely that any payment obligations will be imposed.

Environmental Matters

We are party to a number of administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others.  On December 31, 2011, the amount involved in these proceedings where we assessed the chances of loss as “probable” - i.e. for which on the date of the financial statements an obligation was assessed as being more likely than not totaled, approximately, R$4 million, and where we assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$61millions.

CEMIG, Southern Electric and FEAM are defendants in a public civil action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte Hydroelectric Power Plant. This public civil action is awaiting judgment. As of December 31, 2011, the amount involved in this action was R$1.5 billion, and in 2011 we re-assessed the chance of loss as “remote”.

The Minas Gerais Public Attorney filed seven class actions against CEMIG seeking an order against CEMIG to invest at least 0.5% of its total operational revenue per year on the protection and environmental preservation of the water tables of the municipalities in which CEMIG’s generation plants are located since 1997. In two of these actions, judgment was granted partly in favor of the Public Attorneys’ Office of Minas Gerais, with CEMIG being ordered to invest 0.5% of the gross operational revenue on measures for environmental preservation and protection of the water tables in Ouro Preto, Uberaba, Água Comprida, Campo Florido, Delta e Veríssimo. CEMIG has filed an appeal with the State Appeals Court of Minas Gerais. On December 31, 2011, the amount involved in these actions was R$14 million, and we assessed the chances of loss as “possible,” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely). In March 2012 we re-assessed the amount involved in these lawsuits to R$61 million, and the chance of loss in these proceedings as “probable” (i.e. on the date of the financial statements an obligation was assessed as being more likely than not). CEMIG and its wholly owned subsidiaries are defendants in several others public civil actions in which the amounts involved cannot be precisely assessed, in our view, most of these lawsuits are related to alleged environmental damages and require indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, often requiring the expertise to carry out verification of the values involved. Also, class actions may benefit third parties not originally involved in these proceedings, who may be entitled to further reparations or indemnity.

Legal actions for indemnity

Cemig is a defendant in several legal actions in which the plaintiffs seek indemnity for pain and suffering and property damages, specifically for actions that relate to the accident that took place on February 27, 2011, in the town of Bandeira do Sul, which resulted from coiled metal carnival decorations being thrown over electricity distribution cables, causing a short-circuit which severed medium-voltage cables and resulted, when the cables hit the ground, in the death of 16 people, with dozens of other people injured. By the end of 2011, two actions for damages arising from the accident had been filed, involving 29 family members of 14 of the people who died.  In spite of the fact that the accident did not arise from any action or position taken by the Company, we have assessed the chances of loss as “probable” (i.e. on the date of the financial statements an obligation was assessed as being more likely than not). It is estimated that the total amount involved in these two actions could be as much as approximately R$ 4.5 million (in currency of February 2012). The greater significance of these actions for CEMIG is not related to their financial impacts, but to the negative exposure of the Company’s image, since the accident was widely publicized by the media.

Claims in the Ordinary Course of Business

Additionally, CEMIG and its subsidiaries Cemig Generation and Transmission and Cemig Distribution are party in several administrative and judicial proceedings and claims, mainly as a defendant, relating to (i) indemnification due to accidents taking place in the ordinary course of the business; (ii) consumer claims; (iii) real property (iv) contractual obligations; (v) property and other obligations.  On December 31, 2011, the amount involved in these proceedings where we assessed the chances of loss as “probable” - i.e. for which on the date of the financial statements an obligation was assessed as being more likely than not totaled approximately R$110 million, and where we assessed the chances of loss as “possible,” i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely totaled, approximately, R$230 million.

Finally, Light is party in several administrative and judicial proceedings and claims, mainly as a defendant, relating to the ordinary course of the business. On December 31, 2011, the amount involved in these proceedings where the chances of loss were assessed as “possible,” i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely, totaled, approximately, R$127 million (proportionally to the percentage share of the capital of Light owned by CEMIG).

Dividend Policy and Payments

Obligatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as obligatory dividends, 50% of the net income of each fiscal year ending December 31, determined in accordance with IFRS. Our preferred shares have priority in the allocation of the obligatory dividend for the period in question. The order of priority of the dividends distribution is as follows:

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

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real depreciated approximately 12% relative to the U.S. dollar in 2011. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.”

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

Declaration History of Dividends and Interest on Capital (1)

	Common Shares		Preferred Shares
Dividend Year	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)

2009	406,964,431	235,171,586	523,737,206	302,650,798
2010	493,480,655	313,659,604	635,507,345	403,932,718
2011 (4)	894,679,142	491,096,246	1,151,394,858	632,009,473

(1)           In accordance with the accounting practices adopted in Brazil, dividends and interest on capital are accounted for as having been paid in the dividend year in which they are proposed, even if such dividends or interest on capital were formally approved by a shareholders’ meeting in the following year.

(2)           Real amounts are expressed in nominal reais.

(3)           U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the Federal Reserve Board’s rate on respective Record Dates (April 29, 2010, April 29, 2011 and April 27, 2012).

(4)           The 2011 dividends were approved at the ordinary and special general shareholders’ meetings held on April 27, 2012. The 2011 dividends will be paid in two equal installments in June 2012 and December 2012.

Significant Changes

Subsequent events:

3rd Issue Debentures Cemig GT:

On January 13, 2012, Cemig Generation and Transmission made its fourth issuance of commercial paper in the Brazilian market, in the total amount of R$1 billion, with an interest of (i) 103% of the CDI rate per annum until the 60th day counted as from the issuance date; (ii) 104% of the CDI rate per annum from the 61st until the 120th day counted as from the issuance date; and (iii) 105% of the CDI rate per annum, from the 121st until the 180th day counted as from the issuance date, due on July 11, 2012. These commercial papers were paid in full in March 21, 2012 with the proceeds of the third issuance of debentures.

On February 15, 2012 Cemig Generation and Transmission issued 1,350,000 non-convertible, nominal, book-entry, unsecured debentures, in three series, comprising 480,000 debentures of the first series, 200,000 debentures of the second series and 670,000 debentures of the third series, of the issuer’s third issue, in the aggregate amount of R$1.35 billion. The proceeds were used to prepay the outstanding balance of the fourth issuance of promissory notes of Cemig Generation and Transmission and to serve as working capital. The debentures of the first series accrue interest at accumulated variation of the average daily rate of the Interbank Deposit Rate, plus a spread of 0.90% per year and are due in 2017. The debentures of the second series are adjusted from the issue date, by the variation in the IPCA and accrue interest corresponding to 6% per year and are due in 2018 and 2019. The debentures of the third series are adjusted from the issue date, by the variation in the IPCA and accrue interest corresponding to 6.2% per year and are due in 2020, 2021 and 2022.These debentures are guaranteed by CEMIG.

Our annual shareholders’ meeting will be held on April 27, 2012, at which our shareholders are expected to vote on, among other things, our annual dividend, a stock dividend of approximately 25% on our common and preferred shares and the election of members to our Board of Directors.

Item 9.        The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the BM&FBovespa. Our Preferred ADSs, each representing one preferred share as of December 31, 2011, have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of Preferred

ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2011, there were approximately 183,612,259 Preferred ADSs outstanding (each representing one preferred share), representing approximately 48,73% of our 376,794,637 outstanding preferred shares (Free Float).

The principal trading market for our common shares is the BM&FBovespa. Our Common ADSs, each representing one common share as of December 31, 2011, have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2011, there were approximately 878,614 Common ADSs outstanding (each representing one common share), representing 0,6% of our 146.233.847 outstanding common shares (Free Float).

On April 5, 2012, the closing price per preferred share on the BM&FBovespa was R$45.75 and the closing price per Preferred ADS on the NYSE was US$25.03.

On April 5, 2012, the closing price per common share on the BM&FBovespa was R$39.90 and the closing price per Common ADS on the NYSE was US$21.80.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the BM&FBovespa and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares (1)		Common ADSs (1)		Preferred Shares(2)		Preferred ADSs (2)
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Period	High	Low	High	Low	High	Low	High	Low
2007	25.93	15.95	14.50	10.38	26.14	18.39	17.49	11.53
2008	21.80	13.68	13.66	6.41	27.04	17.07	21.82	10.68
2009	22.40	14.41	12.90	6.22	29.78	20.35	17.12	10.39
2010	19.99	15.78	13.78	10.00	27.52	21.58	18.10	12.84
2011	27.30	18.62	17.79	9.94	33.48	24.65	20.76	14.46

2010
1Q	18.61	16.50	12.58	10.02	25.01	22.13	15.83	12.99
2Q	19.16	15.78	12.85	10.00	25.72	21.58	16.32	12.84
3Q	18.85	16.32	12.69	10.27	26.17	22.28	16.44	13.74
4Q	19.99	17.40	13.78	11.88	27.52	24.48	18.10	15.43

2011
1Q	22.72	18.62	15.23	11.86	29.49	24.39	18.85	15.29
2Q	24.72	22.32	16.50	14.56	31.92	28.75	20.53	18.61
3Q	24.37	20.46	16.51	10.34	30.42	25.62	20.76	14.76
4Q	27.30	20.35	17.79	9.94	33.48	24.65	18.09	14.46

2012
1Q	37.86	26.30	20.67	15.32	44.10	32.11	24.29	18.77

November 2011	24.99	23.45	14.00	12.89	31.02	28.60	17.23	15.77
December 2011	27.28	23.96	14.42	13.73	33.48	29.37	18.09	16.53
January 2012	29.48	26.30	18.45	15.32	35.37	32.11	20.17	18.77
February 2012	33.50	29.49	19.75	16.77	39.60	35.25	23.22	20.53
March 2012	37.86	34.10	20.67	19.49	44.10	39.18	24.29	22.20
April 2012 (3)	39.90	39.00	21.84	20.78	45.75	44.80	25.03	24.47

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

(3)           Through April 5, 2012.

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

The BM&FBovespa is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2011, the aggregate market capitalization of the 182 companies listed on the BM&FBovespa was equivalent to approximately R$2.4 trillion and the 10 largest companies listed on the BM&FBovespa represented approximately 50% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may be traded on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.

Our preferred shares and common shares have daily liquidity on the BM&FBovespa and have had no suspension of trading in the past five years other than due to BM&FBovespa utilizing circuit breakers on a few occasions in 2008 with respect to the trading of all shares on the BM&FBovespa.

We have been a member of Special Corporate Governance Level 1 of the BM&FBovespa since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (“Regulamento do Nível 1 de Governança Corporativa”), which were amended on March 21, 2011 by BM&FBovespa and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•      present our consolidated statements of financial position, Standardized Financial Statements- DFP, consolidated income statement, quarterly financial statements — ITR, and the Reference Form (Formulário de Referência);

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

•      disclose, by December 10th of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year. Any changes in scheduled events must be informed to the BM&FBovespa and to the public at least 5 days in advance;

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

In addition to the obligations listed above, as per the revised set of rules applicable to the Special Corporate Governance Level 1, the companies that already had their shares listed on such corporate level on May 10, 2011, such as CEMIG, shall also:

•      include in its by-laws the mandatory provisions required by the BM&FBovespa by May 10, 2014;

•      prepare, disclose and submit to the BM&FBovespa, a securities trading policy and a code of conduct establishing the values and principles that guide the company by May 10, 2012;

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

Item 10.     Additional Information

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 31300040127. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on December 21, 2011 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

Object and Purpose

As described in Article 1 of our by-laws, we have four main purposes: (i) to construct operate and explore electric power generation, transmission and distribution system and to trade electric power and related services; (ii) to develop commercial activities in the energy field; (iii) to render consulting services to companies in Brazil and abroad related to our industry; and (iv) to perform activities directly or indirectly relating to our corporate purposes, including the development of telecommunication and information systems.

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

Non-controlling Shareholders

Our by-laws provide that the preferred and minority common shareholders are entitled to elect one member and an alternate to the Board of Directors, respectively, in a separate voting, as more fully described in “—Rights of Shareholders—Rights of Minority Shareholders.”

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

•                  previously manifestation regarding the management report and the accountability of the Board of Directors, to be submitted for the Annual Shareholders’ Meeting approval;

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

•                  authorizing the exercise of the right of preference under Shareholders’ agreements or to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which CEMIG participates, except in the case of Cemig Distribution and Cemig Generation and Transmission, for which the competency to decide on these matters shall be that of the shareholders meeting; and

•                  approving the declarations of vote in the shareholders meetings and the orientations for voting in the meetings of the boards of directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which CEMIG participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of the by-laws, the long-term strategic plan and the multi-year strategic implementation plan.

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

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•                  are subject to the withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel, or a Registered Holder, and (ii) is not a Tax Haven Holder; and

•                  are subject to income tax at a rate of 15% with respect to gains realized by a non-Brazilian holder that is not a Registered Holder (including a non-Brazilian holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

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

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil — Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

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

Taxation of Foreign Exchange Transactions — Brazilian law imposes Taxation on Foreign Exchange Transactions (conversion of reais into foreign currency or vice-versa), through the IOF tax (Imposto sobre Operações Financeiras — Tax on Financial Transactions). Under Decree 7683/2012, the rate of IOF tax on all settlements of foreign exchange transactions, including simultaneous transactions, for foreign loans entering Brazil contracted on or after March 1, 2012, that require registry with the Brazilian Central

Bank, contracted directly or through the issuance of securities in the international market with average minimum maturity of up to three years, is 6%. Remittances of funds related to investments in the Brazilian financial and capital markets made by non-resident investors, and the remittance of dividends and Interest on Equity, are subject to IOF foreign exchange tax, at the rate of 0%. Although there is no clear regulatory instruction, conversion of reais to dollars for payment of dividends to holders of ADSs is also expected to benefit from IOF foreign exchange tax at the rate of 0%.

Tax on Transactions Involving Bonds and Securities — Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, including those carried out on a Brazilian stock exchange. The rate of IOF applicable to transactions involving stocks (such as our preferred shares, Preferred ADSs, common shares and Common ADSs) is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% per day, but only in respect to future transactions.

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

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to back up withholding. Investors who are individuals and fail to report required information could be subject to substantial penalties. A holder of ADSs that is not a U.S. holder may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of U.S. information reporting requirements and backup withholding tax. Investors should consult their own tax advisors regarding these requirements.

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

Insurance

We have insurance policies to cover damages to our headquarters building and to the turbines, generators and transformers of our major power plants and substations caused by fire and risks such as equipment failures. We also have insurance policies to cover damages to and by our aircrafts used in connection to our operations. We do not have general third party liability insurance covering accidents and have not solicited bids related to this type of insurance. However, we may contract for this type of insurance in the future. In addition, we have not solicited bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities such as earthquakes and floods or for operating system failures. We do not have insurance coverage for business interruption risk, which means damages we suffer and consequential damages suffered by our consumers resulting from an interruption in power distribution are generally not covered by our insurance and we may be subject to significant related losses. See “Item 3. Key Information—Risk Factors—Risks Relating to CEMIG—We operate without general third party liability and catastrophe insurance policies.”

We believe that, since we have contracted for fire and operational risk insurance, our insurance coverage will be at a level that is customary in Brazil for the type of businesses in which we are engaged.

Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil. In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of Preferred ADSs or Common ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets. It may not be possible for holders of Preferred ADSs or Common ADSs to effect service of process within the United States upon our executive officers and directors, or to realize in the United States upon judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets. We have been advised by Brazilian counsel, Souza, Cescon, Barrieu & Flesch Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil to the extent Brazilian courts may have jurisdiction. A judgment against us, or the persons described above obtained outside Brazil without reconsideration of the merits, is subject to confirmation by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment:

•                  fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•                  is issued by a competent court after proper service of process is made in accordance with Brazilian law, or after sufficient evidence of the parties absence has been given, as established pursuant to applicable Law;

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

Exchange Rate Risk

At December 31, 2011, approximately 2.28% of our outstanding indebtedness, or R$359 million, was denominated in foreign currencies, of which approximately 88,9%, or R$319 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2011, we used financial instruments such as interest rate swaps to manage risk and hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the CDI rate. See Notes 2.6 (b), 19, 26, 27 and 28 to our consolidated financial statements.

In 2012, the potential loss we would experience in the event of a hypothetical 25% and 50% depreciation of the real against the U.S. dollar and other foreign currencies would be approximately R$85 million and R$167 million, respectively related primarily due to an increase in our real-denominated interest expense. In 2012, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual cash outflow of approximately R$13 million and R$27 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financings and debentures with maturity dates in 2011. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2011:

U.S. Dollar	R$ (Million)
Financing	319
Less Contracted derivative instruments	(32)
287
Other Currencies
Financing	37
Other	3
Net liabilities exposed to exchange rate risk	327

Interest Rate Risk

At December 31, 2011, we had R$15,779 million in loans and financing outstanding, of which approximately R$14,460 million bore interest at floating rates. Of this R$14,460 million, R$14,253 million bear interest at rates tied to inflation indexes and the SELIC rate and R$207 million is subject principally to LIBOR.

At December 31, 2011, we had liabilities, net of other assets that bore interest at floating rates in the amount of R$9,598 million. These assets consisted mainly of cash and cash equivalents and our account receivable from the State Government, bearing interest at rates tied to IGP-DI and SELIC, respectively, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2011 would result in a potential loss of R$95.98 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ (Million)
Floating rate debt:
Real-denominated	14,253
Foreign currency-denominated	207
14,460
Fixed rate debt:
Foreign currency-denominated	152

Total	14,612

Total Portfolio
Floating Rate (R$ million)
Assets:
Cash and cash equivalents	2,705
Securities — cash investments	359
Account receivable from State Government	1,830
Total	4,894

Liabilities:

Financings (Floating Rate)	(14,460)
Derivative instruments (1)	(32)
Total liabilities	(14,492)

Total	(9,598)

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

No fee, so long as prohibited by the exchange upon which the Preferred ADSs are listed. If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of Preferred ADSs pursuant to stock dividends (or other free distribution of stock) and the fees specified in (4) below shall be

Person to whom distribution is made.

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

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse us, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2011 totaled a net amount of approximately US$3.967 million, after deduction of applicable US taxes, in the amount of US$1.693million.

PART II

Item 13.                Defaults, Dividend Arrearages and Delinquencies

Certain of CEMIG’s loans and financing agreements contain covenants that require us to maintain financial ratios, calculated in accordance with Brazilian Corporate Law. As of December 31, 2011, we were not in compliance with the following covenants:

•                  the Debt / EBITDA ratio, contained in a credit instrument among Cemig Distribution and Santander (originally ABN Amro Bank). Such ratio is required to be less than or equal to 2.5, and, as of December 31, 2011, the ratio was 2.8 for CEMIG (as guarantor). CEMIG has obtained a waiver from Santander , which is valid until December of 2012  .

•                  the Debt/(Shareholders’ equity + Debt) ratio, contained in credit instruments among Cemig Generation and Transmission and Banco Itaú BBA. Such ratio is required to be less than or equal to 60%, and, as of December 31, 2011, the ratio was 62% for Cemig Generation and Transmission. Cemig Generation and Transmission has obtained a waiver from Itaú BBA , which is valid until December of 2012    .

•                       the EBITDA/Net Interest Expenses ratio, contained in credit instruments among Cemig Generation and Transmission and Banco Itaú BBA. Such ratio is required to be more than or equal to 2.8x, and, as of December 31, 2011, the ratio was 2.6x for Cemig Generation and Transmission. Cemig Generation and Transmission has obtained a waiver from Itaú BBA which is valid until December of 2012     .

•                  the Short Term Debt/EBITDA ratio, contained in credit instruments among Cemig Generation and Transmission and Banco Itaú BBA. Such ratio is required to be more than or equal to 105%, and, as of December 31, 2011, the ratio was 133% for Cemig Generation and Transmission. Cemig Generation and Transmission has obtained a waiver from Itaú BBA which is valid until December of 2012

All the waivers obtained in 2011 affirm that the respective creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due until December 31, 2012.

Item 14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                Controls and Procedures

(a)                                  Evaluation of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer, or CEO, and Chief Financial and Investor Relations Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures, and concluded that on December 31, 2011, these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our filings and submissions under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2011, based on the criteria established in the Integrated Internal Control Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and concluded that, for the year ended December 31, 2011, our system of internal controls over financial reporting is effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2011, KPMG Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 and issued an attestation report, which is included elsewhere herein.

The Ethics Committee

Our Ethics Committee was established on August 12, 2004, and is made up of three permanent members and three alternate members. It is responsible for the management, dissemination and updating of the Statement of Ethical Principles and Code of Professional Conduct.

The Committee receives and investigates all reports of violation of the ethical principles and standards of conduct Specifically with regard to ethical principles, these should be presented with the identification of the interested party. Complaints or doubts should be addressed to: CEMIG, Av. Barbacena 1200, SA/19th Floor/A1. The Committee may also be contacted by e-mail comissaodeetica@cemig.com.br.

In December 2006 we implemented the Anonymous Reporting Channel, available on our intranet. The purpose of this program is to receive, forward and investigate complaints or doubts of irregular practices, such as financial fraud, misappropriation of assets, receipt of unfair advantages, and the engagement of illegal contracts. This channel represents the Company aim of improving transparency, correcting unethical or illegal behavior and enhancing corporate governance, as well as being an instrument that meets the requirements of the Sarbanes-Oxley Act.

(c)                              Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Companhia Energética de Minas Gerais — CEMIG

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais — CEMIG and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais - CEMIG and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Auditores Independentes

Belo Horizonte, Brazil

April 26, 2012

(d)                                  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                                           Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by KPMG Auditores Independentes during the fiscal years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010
	(thousands of reais)
Audit fees	624	1,113
Additional services:
Diagnosis and assesment of internal controls —SOX	255	239
Tax Fees	121	76
Audit-Related Fees	302	317
R&D Projects	25	—
Translation of reports	9	5
Training related to tax regulation	6	6
Technical Report related to Financial Project	16	—
Total fees	1,358	1,756

Audit fees — Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in 2011 and 2010 in connection with the audit of our annual financial statements prepared in accordance with the accounting practices adopted in Brazil and the United States and the review of our quarterly statutory financial statements.

Tax Fees — Tax fees are fees for professional services in relation to tax return reviews (tax compliance).

Audit-Related Fees — Audit-related fees are fees for services in connection with regulatory demands.

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

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
minimum specified duties.

CEMIG’s Fiscal Council is a permanent body, responsible, principally, for inspection and supervision of the activities of the management and for verifying the managers’ compliance with their duties under the law and under the by-laws.

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

PART III

Item 17.                Financial Statements

Reference is made to pages F-1 through F-107 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•                  Report of KPMG Auditores Independentes for the years 2011, 2010 and 2009

•                  Audited Consolidated Statement of Financial Position as of December 31, 2011 and December 31, 2010

•                  Audited Consolidated Income Statement and Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009

•                  Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009

•                  Audited Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

•                  Notes to the Consolidated Financial Statements

Item 18.                Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since December 21, 2011

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

Exhibit Number	Document
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

4.21	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011.

Exhibit Number	Document
4.22

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE - Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011.

4.23

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB — Banco de Investimento S.A.. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224))

4.24	English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012.

4.25	English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011.

4.26	English Summary of Put Option Agreement between Parati S.A and Fundação de Seguridade Social Braslight dated July 15, 2011.

4.27

English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011.

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011.

4.29

Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between Cemig Geração e Transmissão S.A., HSBC Corretora de Títutlos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 26, 2012.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 26, 2012.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 26, 2012.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 26, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

By:	/s/ Djalma Bastos de Morais
Name: Djalma Bastos de Morais
Title: Chief Executive Officer

Date: April 26, 2012

Companhia Energética de Minas Gerais – CEMIG

Financial Statements as of December 31, 2011 and December 2010 and for the Years Ended December 31, 2011, 2010 and 2009 and Report of Independent Registered Public Accounting Firm

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011 AND 2010

ASSETS

(MILLIONS OF R$)

	Notes	2011	2010
CURRENT
Cash and cash equivalents	6	2,862	2,980
Short-term investments	7	359	322
Consumers and traders	8	2,550	2,263
Concession holders — transport of energy		427	401
Financial assets of the concession	13	1,120	625
Recoverable taxes	9	354	374
Income tax and social contribution recoverable	10 a	221	490
Traders — free energy transactions		22	30
Inventories		54	41
Other credits		563	560
TOTAL CURRENT ASSETS		8,532	8,086

NON-CURRENT
Account receivable from the State of Minas Gerais Government	12	1,830	1,837
Deferred income tax and social contribution	12	2,036	1,801
Recoverable taxes	10 b	328	140
Income tax and social contribution recoverable	9	23	83
Escrow deposits	10 a	1,388	1,027
Consumers and traders	11	159	96
Other credits	8	184	138
Financial assets of the concession		8,778	7,316
Investments	14	177	-
Property, plant and equipment	15	8,662	8,228
Intangible assets	16	5,261	4,804
TOTAL NON-CURRENT ASSETS		28,826	25,470
TOTAL ASSETS		37,358	33,556

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011 AND 2010

LIABILITIES AND SHAREHOLDERS’ EQUITY

(MILLIONS OF R$)

		2011	2010
CURRENT
Suppliers	17	1,190	1,121
Regulatory charges	20	368	384
Employee profit sharing		90	116
Taxes payable	18a	517	404
Income tax and social contribution payable	18b	129	137
Interest on capital and dividends payable		1,243	1,154
Loans and financings	19	4,382	1,574
Debentures	19	3,439	629
Payroll and related charges		272	243
Employee post-retirement benefits	21	101	99
Provision for losses on financial instruments		25	69
Other obligations		414	473
TOTAL CURRENT LIABILITIES		12,170	6,403

NON-CURRENT
Regulatory charges	20	262	142
Loans and financings	19	5,358	6,244
Debentures	19	2,600	4,780
Taxes payable	18a	897	693
Deferred Income tax and social contribution	18b	1,234	1,065
Provisions	22	549	371
Concessions payable		130	118
Employee post-retirement benefits	21	2,187	2,062
Other obligations		226	201
TOTAL NON-CURRENT LIABILITIES		13,443	15,676
TOTAL LIABILITIES		25,613	22,079

SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	23
Share capital		3,412	3,412
Capital reserves		3,954	3,954
Profit reserves		3,293	2,874
Accumulated other comprehensive income		1,081	1,211
Accumulated foreing currency translation adjustment		5	(1)
Funds allocated for capital increase		-	27
TOTAL SHAREHOLDERS’ EQUITY		11,745	11,477
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		37,358	33,556

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(MILLIONS OF R$, EXCEPT EARNINGS PER SHARE)

	Note	2011	2010	2009
REVENUES	24	15,814	13,847	13,449

OPERATING COSTS	25
COST OF ELECTRICITY AND GAS
Electricity purchased for resale		(4,278)	(3,722)	(3,199)
Charges for the use of the basic transmission grid		(830)	(729)	(853)
Gas purchased for resale		(329)	(225)	(167)
		(5,437)	(4,676)	(4,219)
OPERATING COST
Personnel and management		(934)	(967)	(926)
Materials		(73)	(126)	(106)
Outsourced services		(740)	(805)	(639)
Depreciation and amortization		(867)	(867)	(872)
Operating provisions		(71)	(14)	(46)
Royalties for usage of water resources		(154)	(140)	(146)
Cost of Construction		(1,529)	(1,328)	(1,410)
Other		(152)	(46)	(83)
		(4,520)	(4,293)	(4,228)

TOTAL COST		(9,957)	(8,969)	(8,447)

GROSS PROFIT		5,857	4,878	5,002

OPERATING EXPENSES	25
Selling expenses		(190)	(283)	(184)
General and administrative expenses		(841)	(367)	(677)
Other operating expenses		(413)	(581)	(449)
		(1,444)	(1,231)	(1,310)

Operating profit before net finance expenses and income taxes		4,413	3,647	3,692
		(1)	—	—
Financial revenues	26	995	841	832
Financial expenses	26	(2,051)	(1,666)	(1,187)

Profit before income tax		3,356	2,822	3,337

Income tax and social contribution	10c	(1,111)	(872)	(896)
Deferred income tax and social contribution	10c	170	308	(235)
PROFIT FOR THE YEAR		2,415	2,258	2,206

Basic earnings per preferred and common share	23	3.54	3.41	3.69
Diluted earnings per preferred and common share	23	3.54	3.41	3.69

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(MILLIONS OF R$)

	2011	2010	2009

PROFIT FOR THE YEAR	2,415	2,258	2,206

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences for foreign operations	6	(1)	—
Cash flow hedge instruments	(1)	2	—
	5	—	—
COMPREHENSIVE INCOME FOR THE YEAR	2,420	2,259	2,206

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(MILLIONS OF R$)

	Share capital	Capital reserves	Profit reserves	Accumulated other comprehensive income	Accumulated foreign currency translation adjustment	Accumulated losses	Funds allocated for capital increase	Total shareholders’ equity
BALANCE AT DECEMBER 31, 2009	3,102	3,969	3,177	1,344	—	(453)	27	11,165

Profit for the year	—	—	—	—	—	2,258	—	2,258
Other comprehensive income:
Foreign currency transation differences	—	—	—	—	(1)	—	—	(1)
Cash flow hedge instruments	—	—	—	2	—	—	—	2
Total comprehensive income for the year	—	—	—	2	(1)	2,258	—	2,259

Transactions with shareholders recorded directly in shareholders’ equity
Ordinary Dividends (R$1.65 per share)	—	—	—	—	—	(1,129)	—	(1,129)
Extraordinary Dividends (R$1.32 per share)	—	—	(900)	—	—	—	—	(900)
Proposed additional dividends (R$$ 0.10 per share)	—	—	67	—	—	(67)	—	—
Other changes in shareholders’ equity
Capital increase	310	(15)	(295)	—	—	—	—	—
Acquisition of jointly-controlled subsidiaries — effect of first-time adoption of IFRS	—	—	—	—	—	82	—	82
Constitution of reserves
Legal reserve	—	—	113	—	—	(113)	—	—
Retained earnings	—	—	712	—	—	(712)	—	—
Realization of reserves
Revaluation of property, plant and equipment	—	—	—	(135)	—	135	—	—
BALANCE AT DECEMBER 31, 2010	3,412	3,954	2,874	1,211	(1)	—	27	11,477

The notes are an integral part of these consolidated financial statements.

	Share capital	Capital reserves	Profit reserves	Accumulated other comprehensive income	Accumulated foreign currency translation adjustment	Accumulated losses	Funds allocated for capital increase	Total shareholders’ equity
BALANCE AT DECEMBER 31, 2010	3,412	3,954	2,874	1,211	(1)	—	27	11,477

Profit for the year	—	—	—	—	—	2,415	—	2,415
Other comprehensive income:
Foreign currency transation differences	—	—	—	—	6	—	—	6
Cash flow hedge instruments	—	—	—	(1)	—	—	—	(1)
Total comprehensive income for the year	—	—	—	(1)	6	2,415	—	2,420

Transactions with shareholders recorded directly in shareholders’ equity
Ordinary Dividends (R$1.65 per share)	—	—	—	—	—	(1,208)	—	(1,208)
Extraordinary Dividends (R$1.32 per share)	—	—	(850)	—	—	—	—	(850)
Proposed additional dividends in 2010 paid in 2011 (R$$ 0.10 per share)	—	—	(67)	—	—	—	—	(67)
Proposed additional dividends in 2011 (R$$ 0.10 per share)	—	—	86	—	—	(86)		—
Other changes in shareholders’ equity
Devolution of Funds allocated for capital increase	—	—	—	—	—	—	(27)	(27)
Constitution of reserves
Legal reserve	—	—	109	—	—	(109)	—	—
Retained earnings	—	—	1,141	—	—	(1,141)	—	—
Realization of reserves
Revaluation of property, plant and equipment	—	—	—	(129)	—	129	—	—
BALANCE AT DECEMBER 31, 2011	3,412	3,954	3,293	1,081	5	—	—	11,745

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(MILLIONS OF R$)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
PROFIT FOR THE YEAR	2,415	2,258	2,206
Expenses (revenues) not affecting cash and cash equivalents
Income tax and social contribution	(171)	(308)	235
Depreciation and amortization	939	896	895
Loss on disposal of property, plant and equipment and intangible assets	22	—	23
Interest and monetary variation	(783)	(516)	(339)
Operating provisions	342	(78)	(168)
Amortization of goodwill on acquisitions	86	72	34
Employee post-retirement benefits	287	208	243
	3,137	2,532	3,129
(Increase) / decrease in assets
Consumers and traders	(514)	(32)	(260)
Account receivable from the Minas Gerais State Government	173	116	127
Recoverable taxes	(168)	107	55
Income tax and social contribution recoverable	433	(75)	(128)
Concession holders — transport of energy	(27)	(34)	66
Escrow deposits	(226)	(400)	(245)
Financial assets	660	501	140
Other	(52)	(123)	20
	279	60	(225)
Increase (decrease) in liabilities
Suppliers	69	269	(40)
Taxes payable	317	2	544
Payroll and related charges	29	(110)	59
Regulatory charges	104	60	(165)
Accrued interest - Loans, financings and debentures	246	286	(259)
Employee post-retirement benefits	(160)	(56)	(356)
Other	(123)	333	(167)
	482	784	(384)

NET CASH FROM OPERATING ACTIVITIES	3,898	3,376	2,520

	2011	2010	2009
CASH FLOWS FROM INVESTING ACTIVITIES
In investments	(177)	—	—
In short-term investments	(37)	(322)	—
In financial assets of the concession	(1,026)	(1,477)	(1,340)
In property, plant and equipment	(924)	(347)	(702)
In intangible assets	(1,852)	(2,298)	(1,607)
NET CASH USED IN INVESTING ACTIVITIES	(4,016)	(4,444)	(3,649)

CASH FLOWS OF FINANCING ACTIVITIES
Loans, financings and debentures obtained	4,255	6,227	5,223
Repayment of loans, financings and debentures	(2,219)	(4,775)	(1,016)
Interest on capital and dividends paid	(2,035)	(1,829)	(937)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	1	(377)	3,270

NET CHANGE IN CASH AND CASH EQUIVALENTS	(118)	(1,445)	2,141

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	2,980	4,425	2,284
End of the year	2,862	2,980	4,425
	(118)	(1,445)	2,141
PAYMENTS MADE IN THE YEAR
Interest on loans, financings and debentures	1,082	803	688
Income tax and social contribution	885	502	731

NONCASH TRANSACTIONS
Financial charges transferred to property, plant and equipment	47	17	5

The notes are an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2011 AND 2010

(FIGURES IN MILLIONS OF R$, EXCEPT WHERE OTHERWISE INDICATED)

1. OPERATIONS

a)              The Company

Companhia Energética de Minas Gerais (CEMIG or the Company) is a listed Brazilian corporation, enrolled on the Brazilian Registry of Corporate Taxpayers (CNPJ) under 17.155.730/0001-64. Its shares are traded at Corporate Governance Level 1 on the BM&FBovespa exchange (Bovespa) and on the New York (NYSE) and Madrid (Latibex) Stock Exchanges. The Company is an entity domiciled in Brazil, with its head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with equity interests in individually or jointly controlled subsidiaries. The main objectives of its subsidiaries are the construction and operation of systems for generation, transformation, transmission, distribution and trading of electric power, as well as the development of activities in the different energy fields, for commercial purposes.

CEMIG has equity interests in the following subsidiaries and jointly controlled entities that were in operation at December 31, 2011:

•                  Cemig Geração e Transmissão S.A. (Cemig GT) (subsidiary) — Electric power generation and transmission, through 52 power plants (46 hydroelectric power plants, 4 wind power plants and 2 thermoelectric power plants) and transmission lines, mostly belonging to the Brazilian national generation and transmission grid system.

Cemig GT has equity interests in the following subsidiaries and jointly controlled entities:

• Hidrelétrica Cachoeirão S.A. (Cachoeirão) (jointly controlled): Production and sale of electric power as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant began operating in 2009;

• Baguari Energia S.A. (Baguari Energia) (jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00% and Neoenergia 51.00%), located on the Doce river in Governador Valadares, the State of Minas Gerais. The plant began operation of its units during the period from September 2009 to May 2010;

• Transmissora Aliança de Energia Elétrica S.A (TAESA) (jointly controlled): Construction, operation and maintenance of electric power transmission facilities in 11 states of Brazil. TAESA has the following subsidiaries: Empresa de Transmissão do Alto Uruguai S.A. (ETAU), Brasnorte Transmissora de Energia S.A. (Brasnorte) and Abengoa.

• Central Eólica Praias de Parajuru S.A. (Parajuru) (jointly controlled): Production and sale of electric power through the Parajuru wind farm, in the city of Beberibe, in the State of Ceará. The plant began operating in August 2009;

• Central Eólica Praia do Morgado S.A. (Morgado) (jointly controlled): Production and sale of electric power at the Morgado wind farm in the city of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in May 2010.

• Central Eólica Volta do Rio S.A. (Volta do Rio) (jointly controlled): Production and sale of electric power at the Volta do Rio Wind Farm in the city of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in September 2010.

• Hidrelétrica Pipoca S.A. (Pipoca) (jointly controlled): Independent production of electric power, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), located on the Manhuaçu River, in the cities of Caratinga and Ipanema, in the State of Minas Gerais. The plant began operating in October 2010.

• Empresa Brasileira de Transmissão de Energia S.A. (EBTE) (jointly-controlled): Holder of a public electric power transmission service concession, through the transmission lines in the State of Mato Grosso. The transmission facility began operating in June 2011;

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at development stage:

• Guanhães Energia S.A. (Guanhães Energia) (jointly controlled): Production and trade of electric power through construction and commercial operation of the following Small Hydroelectric Plants (PCHs) in the State of Minas Gerais: Dores de Guanhães, Senhora do Porto and Jacaré, in the city of Dores de Guanhães; and Fortuna II, in the city of Virginópolis. It is scheduled to start operating the first turbine in October 2013;

• Cemig Baguari Energia S.A. (Cemig Baguari) (subsidiary): Production and trade of electric power as an independent power producer, in future projects;

• Madeira Energia S.A. (Madeira) (jointly controlled): Implementation, construction, operation and commercial operation through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric power plant located in the Madeira river basin in the State of Rondônia, with commercial operations start-up scheduled for 2012. Madeira incurred certain losses in recent years as it has been in a pre-operating stage, and at December 31, 2011, Madeira had a negative net working capital (current liabilities in excess of current assets) in the amount of R$1,353 in its holding company and R$1,279 when consolidated, R$128 thousand of which rolls up into the financial information of Cemig GT based on its equity interest. Madeira was in a negative net working capital position at December 31, 2011 primarily because its debentures balance is due on September 30, 2012. In order to balance its working capital position, Madeira will receive a capital increase from its shareholders including CEMIG GT, estimated at R$2,881 for the year 2012, to meet its short-term obligations. In its balance sheet as at December 31, 2011, Madeira has presented capital expenditures related to the construction and development project for the construction of the plant, which according to financial projections, should be absorbed by future revenue from operations. Madeira´s property, plant and equipment balance at December 31, 2011 was approximately R$11,510 (R$1,151 of which rolls up into the financial information of Cemig GT). According to management´s expectations, operations are scheduled to commence in the first quarter of 2012.

• Lightger S.A. (“Lightger”) (jointly controlled): Independent electric power production through construction and commercial operation of the hydroelectric powerstation referred to as the Paracambi Small Hydroelectric Power Plant, on the Ribeirão das Lages river in the city of Paracambi, in the State of Rio de Janeiro. The start up of operations is scheduled for the first semester of 2012;

• Amazônia Energia Participações S.A (“Amazônia Energia”) (jointly controlled) — Special Purpose Company (SPC) established by Cemig GT and Light, for the purpose of acquisition of a 9.77% interest of North Energia SA (“NESA”), a holding company of the concession of the Belo Monte hydroelectric power plant (“Belo Monte Hydroelectric Plant”). Cemig GT holds a 74.5% interest in Amazônia Energia and Light holds 25.5%. The start up of operations is scheduled for February 2015;

•                  Cemig Distribuição S.A. (Cemig D”) (subsidiary) — Distribution of electric power through distribution grids and lines in practically all of the State of Minas Gerais;

•                  Light S.A. (“Light”) (jointly controlled): Holding company that holds direct and indirect interests in other companies for operating electric power services, including generation, transmission, trading or distribution, and other related services. Light has the following subsidiaries and jointly-controlled subsidiaries:

• Light Serviços de Eletricidade S.A. (“Light SESA”) (subsidiary) — listed company in Bovespa: Operating mainly in electric power distribution, in various municipalities of the State of Rio de Janeiro;

• Light Energia S.A. (“Light Energia”) (private subsidiary): Its main activities are studying, planning, building and commercially operating systems for generation, transmission, trading of electric power and related services. Light Energia has equity interests in Central Eólica São Judas Tadeu Ltda., Central Eólica Fontainha Ltda. and Renova Energia S.A.;

• Light Esco Prestação de Serviços Ltda. (“Light Esco”) (subsidiary): Its main activity is purchasing, selling, importing and exporting of electric power, and providing of consulting services in the energy sector;

• Itaocara Energia Ltda. (“Itaocara Energia”) (subsidiary): A company in the development stage — its main activities are the planning, construction, installation and commercial operation of electric power plants;

• Lightger Ltda. (“Lightger”) (jointly controlled): A company in the development stage, set up to participate in auctions of concessions, authorizations and permissions in new power plants. On December 24, 2008, Lightger obtained its installation license, authorizing the start of construction of its Paracambi Small Hydroelectric Plant. It is a jointly-controlled subsidiary of Light S.A. (with 51%) and Cemig GT (with 49%). The start up of operations is scheduled for beginning of 2012;

• Lighthidro Ltda. (“Light Hidro”) (subsidiary): A company in the development stage, set up to participate in auctions of concessions, authorizations and permissions in new power plants;

• Instituto Light para o Desenvolvimento Urbano e Social (Instituto Light): Its purpose is to participate in social and cultural projects, with a focus on the economic and social development of cities;

• Lightcom Comercializadora de Energia S.A. (Lightcom) (subsidiary): Involved in purchasing, selling, importing and exporting electric power and general consulting services in the free and regulated markets for electric power;

• Axxiom Soluções Tecnológicas S.A. (Axxiom) (jointly controlled): It provides technological solutions and systems for operational management of public service concessions, including electric power, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and CEMIG (49%);

•                  Sá Carvalho S.A. (Sá Carvalho) (subsidiary): Production and sale of electric power, as an electric power public service concession holder, through the Sá Carvalho hydroelectric power plant;

•                  Usina Térmica Ipatinga S.A. (Ipatinga) (subsidiary): Production and sale, as an independent power producer, of thermoelectric power, through the Ipatinga thermoelectric power plant, located on the facilities of Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS;

•                  Companhia de Gás de Minas Gerais — GASMIG (GASMIG) (jointly controlled): Acquisition, transport and distribution of natural gas and related products, through a concession for distribution of gas in the State of Minas Gerais.;

•                  Cemig Telecomunicações S.A. (Cemig Telecom) (subsidiary): Providing telecommunications services and developing activities related to them, through an integrated system consisting of optical fiber cables, coaxial cables, and electronic and associated equipment (multi-service network). It holds 49% of Ativas Data Center (Ativas) (jointly controlled), the principal activity of which is providing services to supply IT and communications infrastructure, comprising hosting and related services for medium and large-sized corporations;

•                  Efficientia S.A. (Efficientia) (subsidiary): Providing energy efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing operation and maintenance services in energy supply facilities;

•                 Horizontes Energia S.A. (Horizontes) (subsidiary): Production and sale of electric power, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina;

•                  Central Termelétrica de Cogeração S.A. (Cogeração) (subsidiary): Production and sale of thermoelectric power produced as an independent producer in future projects;

•                  Rosal Energia S.A. (Rosal) (subsidiary): Production and sale of electric power, as an electric power public service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil;

•                  Empresa de Serviços e Comercialização de Energia Elétrica S.A. (formerly Central Hidrelétrica Pai Joaquim S.A. (subsidiary): Production and sale of electric power as an independent power producer in future projects;

•                  Cemig PCH S.A. (PCH) (subsidiary): Production and sale of electric power as an independent power producer, through the Pai Joaquim hydroelectric power plant;

•                  Cemig Capim Branco Energia S.A. (Capim Branco) (subsidiary): Production and sale of electric power as an independent power producer, through the Amador Aguiar I and II hydroelectric power plants, built through a consortium with private sector partners;

•                  Usina Termelétrica Barreiro S.A. (Barreiro) (subsidiary): Production and sale of electric power, as an independent thermoelectric power producer, through the construction and operation of the UTE Barreiro thermoelectric power plant, located in the facilities of V&M do Brasil S.A., in the State of Minas Gerais;

•                  Cemig Trading S.A. (Cemig Trading) (subsidiary): Sale and brokerage of electric power;

•                  Companhia Transleste de Transmissão (Transleste) (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros and the substation of the Irapé hydroelectric power plant;

•                  Companhia Transudeste de Transmissão (Transudeste) (jointly controlled): Construction, operation and maintenance of the Itutinga—Juiz de Fora transmission line;

•                  Companhia Transirapé de Transmissão (Transirapé) (jointly controlled): Construction, operation and maintenance of the Irapé—Araçuaí transmission line;

•                  Empresa Paraense de Transmissão de Energia S.A. (ETEP) (jointly controlled): Holder of an electric power public service concession for a transmission line in the State of Pará. ETEP has set up the subsidiary Empresa Santos Dumont de Energia S.A. (ESDE);

•                  Empresa Norte de Transmissão de Energia S.A. (ENTE) (jointly controlled): Holder of an electric power public service concession for transmission through two transmission lines in the States of Pará and Maranhão;

•                  Empresa Regional de Transmissão de Energia S.A. (ERTE) (jointly controlled): Holder of an electric power public service concession for a transmission line in the State of Pará;

•                  Empresa Amazonense de Transmissão de Energia S.A. (EATE) (jointly controlled): Holder of an electric power public service concession for the transmission lines between the substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. EATE has interests in the following transmission companies: Empresa Brasileira de Transmissão de Energia S.A. (EBTE) (jointly controlled); Sistema de Transmissão Catarinense S.A. (STC) (subsidiary) and Lumitrans Companhia Transmissora de Energia Elétrica S.A. (Lumitrans) (subsidiary);

•                  Empresa Catarinense de Transmissão de Energia S.A. (ECTE) (jointly controlled): Holder of an electric power public service concession for transmission lines in the State of Santa Catarina;

•                  Axxiom Soluções Tecnológicas S.A. (Axxiom) (jointly controlled): Providing technological solutions and systems for operational management of public service concessions, including electric power, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and Cemig (49%);

•                  Transchile Charrúa Transmisión S.A. — (Transchile) (jointly controlled): Implementation, operation and maintenance of the Charrúa—Nueva Temuco transmission line and two transmission line sections in the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line began operating in January 2010;

•                  Companhia de Transmissão Centroeste de Minas (Centroeste) (jointly controlled): Construction, operation and maintenance of the Furnas—Pimenta transmission line. The transmission line began operating in April 2010;

•                  Parati S.A Participações em Ativos de Energia Elétrica (Parati) (jointly controlled): holding company that holds interests in other Brazilian or foreign companies that operate in any activity. Parati holds a 6.42% interest in Light;

•                  Cemig Serviços (subsidiary): It provides services related to planning, construction, operation and maintenance of electric power generation, transmission and distribution systems, and provides administrative, commercial and engineering services in the different energy fields.

The joint control investments were made by CEMIG and its subsidiaries through shareholders’ agreements with the other shareholders of the investee companies.

(b) The electric power sector in Brazil:

The Brazilian electric power sector is regulated by the Federal Government through the Ministry of Mining and Energy (MME), which has exclusive authority over the sector. The regulatory policy for the sector is implemented by the Brazilian National Electric Power Agency (ANEEL).

Retail supply of electric power by the Company and its subsidiaries and jointly-controlled subsidiaries takes place in accordance with the clauses in the long-term electric power sales concession agreements.

Under the distribution concession agreements, the Company is authorized to charge its consumers a rate for supply of electric power that consists of two components: 1) a portion related to the generation, transmission and distribution costs that are non-manageable (Portion A Costs); and (2) a portion of operating costs (Portion B Costs). Both components are established as part of the original concession for given initial periods. Subsequent to the initial periods, and at regular intervals, ANNEL has the authority to review the Company’s costs to determine inflation adjustments (or other similar adjustment factors), if any, applicable to the Portion B Costs (the Scaling Adjustment) for the subsequent period. This review may result in a positive, null or negative scaling adjustment.

In addition to the adjustments related to the Portion A and Portion B Costs mentioned above, the electric power supply concessions have an annual tariff adjustment based on various factors, including inflation. Following regulatory changes made in December 2001, the Company may now apply for tariff adjustments arising from significant events that disrupt the economic-financial balance of its business. Other normal or recurring events (such as increases in electricity purchased, taxes on revenue or even local inflation) may also be absorbed through specific tariff increases. When the Company requests a tariff adjustment, it is necessary to prove the financial impact on its operations resulting from these events.

In the generation business, the Company also sells energy through auctions for distribution through the captive market and it also sells energy to free consumers in the free contracting environment. In the free contracting environment, energy is traded through the generation concessionaires, small hydroelectric power plants, self generators, retailers and importers of energy.

Free consumers are those whose demand exceeds 3MW at 69kV or a higher voltage level or any voltage level, if supply started after July 1995.

Once the consumer has opted for the free market, he can only return to the regulated system if he informs the distributor of his area five years in advance. This period of notice ensures that, if necessary, the distributor may purchase additional energy to meet the re-entry of free consumers in the regulated market. The state generators can sell electricity to free consumers, but contrary to private generators they are required to do so through an auction process.

According to the transmission concession contracts, the Company is authorized to charge the rates for use of the transmission system (TUST). The rates are adjusted annually on the same date as the adjustments of permitted annual revenues (RAP) of the transmission concessionaries. The tariff period begins on July 1 of the year of publication of tariffs until June 30 of the following year.

In Brazil the transport of large amounts of electricity over long distances is done using a network of transmission lines and substations at voltages equal to or higher than 230 kV, known as the Basic Network.

Any agent of the electricity sector that produces or consumes electricity has the right to use this basic network, as well as consumers that meet certain technical and legal requirements. This is called Open Access, assured by law and guaranteed by ANEEL.

The operation and administration of the basic network is the responsibility of the National Electric System Operator (ONS), a legal entity of private law, regulated and supervised by ANEEL, and integrated by the holders of generation, transmission, distribution and trading rights and also by consumers with a direct connection to the basic network. ONS is responsible for managing the dispatch of electric power from the power plants under optimized conditions, involving the use of the dams of the hydroelectric power plants and the fuel of the national interconnected system.

The payment for the use of transmission also applies to the generation of Itaipu. However, due to the legal characteristics of this power plant, the corresponding charges are assumed by distribution concessionaires, holders of the respective shares of the hydroelectric power plant’s power.

2 BASIS OF PREPARATION

2.1 Statement of compliance

The financial statements have been prepared in accordance with Brazilian Accounting Standards (BR GAAP), comprising the Brazilian Corporation Law, based on Law 11638 of 2007 and Law 11941 of 2009, the statements, orientations and interpretations issued by the Accounting Pronouncements Committee (CPC); and the rules of the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil.

On March 6, 2012, the Company’s Executive Board authorized the issuing of the Financial Statements for the year ended December 31, 2011, and consequent submission to the Board of Directors.

2.2 Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•                  Financial instruments and derivative financial instruments are measured at fair value;

•                  Non-derivative financial instrumentos at fair value through profit or loss are measured;

2.3.  Functional and presentation currency

These consolidated financial statements are presented in Reais, which is the Company’s functional currency. All financial information is presented in millions of Reais, except where otherwise indicated.

2.4. Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and in any future periods affected.

The Company believes that the following accounting policies reflect management’s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

•                  Note 8 — Allowance for doubtful accounts;

•                  Note 10 — Deferred income tax and social contribution;

•                  Note 15 — Depreciation;

•                  Note 16 — Amortization;

•                  Note 21 — Employee post-retirement benefits;

•                  Note 22 — Provisions;

•                  Note 24 — Unbilled electric power supplied;

•                  Note 29 — Fair value measurements and derivative financial instruments.

2.5 Reclassifications of account balances, 2010

Original Accounts	2010	2009
Financial Statement
CURRENT ASSETS
Other credits	(30)	—
	(30)	—
NON-CURRENT
Investments	(24)	—
	(24)	—
INCOME STATEMENT
Revenue from supply of electricity	(133)	(265)
Construction Revenue	—	—
Revenue from use of the transmission grid	(358)	—
	(491)	(265)

Construction Cost	—	—
Other operating expenses, net	(144)	—
Employees’ and managers’ profit shares	(313)	(239)
	(457)	(239)
Financial Revenues
Gains on financial instruments	(8)	(1)
	(8)	(1)
Statement of Value Added
Sale of Energy, Gas and services	—	—
Construction Cost	—	—
Other operationg expenses	(344)	—
Financial Revenues	(8)

Statement of Cash Flows
Expenses (revenues) not affecting cash and cash equivalents

(Increase) / decrease in assets
Recoverable taxes	33
Recoverable Income tax and social contribution	—
Financial assets of the concession	—

(Increase) / decrease in liabilies
Recoverable taxes	2
Income tax and social contribution payable	—
Losses on financial instruments	(9)

CASH FLOWS FROM INVESTING ACTIVITIES
In financial assets of the concession	81	—

Reclassifications Accounts	2010 (Reclassified)	2009 (Reclassified)
Financial Statement
CURRENT ASSETS
Traders — free energy transactions	30	—
	30	—
NON-CURRENT
Other credits	24	—
	24	—
INCOME STATEMENT
Other operating revenues	133	265
Construction Revenue	983	1,291
Construction Revenue	358	—
	1,474	1,556

Construction Cost	983	1,291
Construction Cost	144	—
Other operating expenses, net	313	239
	1,440	1,530
Financial Expenses
Losses on financial instruments	8	1
	8	1
Statement of Value Added
Sale of Energy, Gas and services	983	—
Construction Cost	983	—
Construction Cost	344	—
Interest	8	—

Statement of Cash Flows
Expenses (revenues) not affecting cash and cash equivalents
Interest and monetary variation	(582)	(190)
(Increase) / decrease in assets
Recoverable taxes	108	55
Recoverable Income tax and social contribution	(75)	(128)
Financial assets of the concession	501	140

(Increase) / decrease in liabilies
Recoverable taxes	350
Income tax and social contribution payable	(349)
Other	(9)

CASH FLOWS FROM INVESTING ACTIVITIES
	—	50

The reclassifications presented above were made to provide more relevant information related to the following items:

•                  Investments: information not relevant individually, related to the cost of acquisition of interests in audiovisual projects in accordance with the tax incentive law in force;

•                  Construction Revenue and Cost: Presented at the net amount in the Consolidated Statements of Income and Value Added in 2010, which were separated to enable evaluation of their amounts and their impacts on revenue and operating expenses;

•                  Employee and manager profit sharing, presented as an item of operating costs in 2010 and which was reclassified to other operating expenses as it addresses distribution of results based on overall corporate goals, defined in the specific collective bargaining agreement;

•                  Financial Results: presents the results of financial instruments on a net basis, a gain or loss in the period;

•                  Financial Assets: reclassification for better presentation of revenue from financial assets from operating activities and investments;

The other items have been reclassified for better presentation of their effects on financial statements.

2.6. Significant accounting policies

The accounting policies described below have been applied consistently to all periods presented in these individual and consolidated financial statements.

The accounting policies have been applied consistently by the entities of the group.

a)              Financial instruments

Non-derivative financial assets — The Company initially recognizes loans and receivables and deposits on the date that they are originated. All the other financial assets (including assets designated at fair value through profit and loss) are recognized initially on the date of trading, which is the date that the Company becomes one of the parties to the contractual provisions of the instrument.

The Company derecognizes a non-derivative financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction where substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: Cash, bank deposits,  Cash equivalents and Short-term investments measured at fair value through profit or loss,  Consumers and traders, Concession holders — transport of energy, Account receivable from the State of Minas Gerais Government and Financial assets of the concession, recognized at their nominal value and similar to their fair values.

Non-derivative financial liabilities— The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date on which is the date the Company becomes a party to the contractual provisions of the instrument. The company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: loans and financing, debentures, suppliers and other obligations. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Share Capital — Common shares are classified as shareholders’ equity. Preferred shares are classified as shareholders’ equity if they are not redeemable, or redeemable only at the Company’s option. Owners of preferred shares do not have the right to vote but do have preference in the liquidation of the share capital. The rights to mandatory minimum dividends as established for the preferred shares are described in Note 23.

The mandatory minimum dividends as defined in the by-laws are recognized as a liability in the statement of financial position.

Financial instruments at fair value through profit or loss — A financial asset is classified as a financial instrument at fair value through the profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in the income statement when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes in the fair value are recognized in the income statement for the period.

The Company holds the following types of financial instruments at fair value through profit or loss:  short-term investments and cash equivalents.

Loans and receivables — Loans and receivables are financial assets with fixed or calculable payments that are not quoted on an active market. These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at the amortized cost using the effective interest method, less any impairment losses.

The Company holds the following types of loans and receivables:  cash, consumers and traders, concession holders — transport of energy, accounts receivable from the Government of the State of Minas Gerais, CRC account securitization fund (FIDC), financial assets of the concession and traders — free energy transactions.

Cash and cash equivalents comprise cash balances, financial deposits and short-term investments with original maturity of three months or less from the date of its contract and are subject to an insignificant risk of change in value, classified as loans and receivables. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

The Company recognizes a financial asset resulting from a service concession agreement when it has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction or upgrading of services provided. These financial assets are measured at fair value upon initial recognition.  Subsequent to initial recognition the financial assets are measured at amortized cost and classified as loans and receivables.

Derivative financial instruments and hedging activities - The jointly controlled subsidiary Madeira holds financial hedge derivative instruments to hedge cash flow and regulate the main financial risk exposures, and the subsidiary Cemig Distribuição holds financial hedge derivative instruments to manage their exposures to risks of changes in foreign currency. Derivatives are initially recognized at fair value and attributable transaction costs are recognized in the income statement when incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are recorded in the income statement, except in the circumstances described below for hedge accounting.

The method of accounting for gains and losses of derivatives is subject to the possible classification of the derivative instrument as a cash flow hedge. The effective portion of the changes in fair value of derivatives designated and described as cash flow hedge is recognized in other comprehensive income. The gain or loss related to the ineffective portion is recognized immediately in financial income. The amounts accumulated in equity are realized in the Income Statement in the periods when the hedged item affects the result. For derivatives that are not classified as cash flow hedge, changes in fair value are recognized as gains or losses in the financial results.

For the use of hedge accounting, Madeira applies its policy classifying the applicable derivatives as cash flow hedge, emphasizing that its management considers the instruments that offset between 80% and 125% of the change in price of the item for which the hedge was taken out as highly effective.

b)             Foreign currency

Transactions in foreign currencies are translated into the Company’s respective functional currency at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated into the functional currency at the exchange rate on that date. The exchange gain or loss on monetary items is the difference between the amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments made during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated into the functional currency at the exchange rate on the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate on the date of the transaction.

Gains and losses arising from changes in foreign currencies related to the jointly-controlled subsidiary Transchile are recognized directly in shareholders’ equity as an accumulated foreign currency translation adjustment, and are recognized in the income statement when these investments are sold, in whole or in part. The financial statements of subsidiaries outside Brazil are adjusted to Brazilian and international accounting practices and are subsequently translated into the Company’s functional currency at the exchange rate on the reporting date.

c)              Consumers and Traders

Accounts receivable from consumers, traders and concessionaires are recorded initially at fair value, whether already invoiced or not, and, subsequently, measured by amortized cost. The receivable balance includes the respective direct taxes that are the Company’s tax responsibility, less any applicable tax credits that were withheld at the source.

The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses as follows: (i) for consumers with material debts, an individual analysis of the balance is made, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts that are more than 90 days past due for residential consumers, or more than 180 days past due for commercial consumers, or more than 360 days past due for the other consumer types, are provisioned at 100%.  These criteria are the same as those established by ANEEL.

For large consumers an analysis of individual debtors and the actions underway to receive credits is made.

d)             Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the principle of average cost of acquisition and includes expenditures incurred in acquiring the inventories, and other costs incurred in bringing them to their existing location and condition. The materials purchased for inventory purposes are classified in current assets; the materials destined for construction of property, plant and equipment or intangible assets are classified in property, plant and equipment or intangible assets, and are not depreciated or amortized.

Net realizable value is the estimated selling price in the normal course of business, less the estimated costs of completion and selling expenses.

e)              Operating leases

Payments made under operating lease agreements are recognized as expenses in the income statement on a straight-line basis over the period of the leasing agreement.

f)                Assets linked to the concession

Distribution activity

The portion of the assets of the concession that will be fully amortized during the concession period are recorded as intangible assets and are fully amortized during the concession agreement period.

Amortization is calculated on a straight-line basis over the useful lives of the distribution assets, using the distribution amortization rates established by ANEEL, and reflect the estimated useful life of the assets.

The Company assesses the residual value of the distributions assets, which represents the amount that will not be fully amortized by the end of the concession period.  The residual value is reported in the consolidated financial statements as a financial asset because it represents an unconditional right to receive cash or another financial asset directly from the grantor at the end of the concession agreement period.

New distribution assets are recorded initially in intangible assets, stated at the cost of acquisition, including the capitalized borrowing costs. When these assets are placed in service, the Company assesses whether there will be any residual value at the end of the concession agreement period and then reclassifies the residual value amount to financial assets, in accordance with the criteria mentioned in the previous paragraphs.

When an asset is replaced, the net book value of the asset is written off as an expense to the income statement.

Transmission activity

For new transmission concessions, granted after the year 2000, the costs related to the construction of the infrastructure are expensed when incurred. The Company recognizes construction revenue by reference to the stage of completion of a contract, which includes the taxes applicable to the revenue and any profit margin.

Only the costs of the infrastructure that will be used during the concession are recorded in the income statement. The portion of the assets that will not be used during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

For new transmission concessions, granted after the year 2000, the transmission revenue to be received throughout the concession agreement period, adjusted at fair value, is recorded in financial assets, during the construction period of the transmission lines.

For old transmission concessions, granted before the year 2000, the Company has not adopted the IFRIC 12 retrospectively due to the volume and age of the assets. Instead, the net book values of these assets were used and classified as financial assets for purposes of the first-time adoption of IFRS.

As the Company earns transmission revenue through making its transmission network available to users, and there have been no historical issues with respect to the demand for transmission activity, the Company considers there is no significant risk of a shortage of demand for transmission activity.  Accordingly, the transmission assets have been classified as financial assets in the consolidated financial statements.

Of the total amounts billed, the portion related to the operation and maintenance of the assets is recorded as revenue, and the portion related to the construction revenue, originally recorded at the time of formation of the assets, is used to recover the financial assets.

Additions for expansion and reinforcement generate additional cash flow from the grantor and, therefore, this new cash flow is incorporated into the balance of the financial asset.

Gas Activity

The portion of the assets of the concession that will be fully used during the concession period are recorded as intangible assets and are fully amortized during the concession agreement period.

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

New gas related assets are recorded initially in intangible assets, valued at the cost of acquisition, including capitalized borrowing costs. When these assets are placed in service, the Company assesses whether there will be any residual value at the end of the concession agreement period and then reclassifies the residual value to financial assets, in accordance with the criteria described in the previous paragraphs.

When an asset is replaced, the net book value of the assets is written off as an expense to the income statement.

Wind Power Generation Activity

The costs related to construction of the infrastructure are recorded in the income statement when calculating and recording construction revenue based on the stage of completion of the work performed, including taxes on income and any profit margin.

The balances of assets, used during the concession period, are recognized as Intangible Assets.

g)             Intangible assets

Intangible assets are assets related to service concession agreements and software.

The Company recognizes intangible assets either through acquisition from third parties or internally generated.  For an intangible asset acquired from third parties, the Company values the asset in the financial statements at its total cost of acquisition, net of accumulated amortization.  For an internally-generated intangible asset, the Company recognizes the intangible asset during its development phase only if use of the asset is technically feasible and if the asset is likely to produce future economic benefits.  The Company values its internally-generated intangible assets at cost, net of accumulated amortization and accumulated impairment losses.

For intangible assets linked to the concession, the accounting practices as described in the item “assets linked to the concession” above are applied.

h)    Property, plant and equipment

Items of property, plant and equipment are measured at acquisition or formation cost, including deemed cost and borrowing costs, less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets built by the Company includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to their present location and in working conditions for their intended use.

The subsequent costs are capitalized to the extent that is probable that future benefits associated with the expenses will flow to the Company.

The carrying amount of the replaced asset is written-off, and the repairs and maintenaince costs are fully recorded in the the income statement.

Depreciation and amortization are calculated on the balance of property, plant and equipment in service and on the underlying asset balances of investments in consortia, on a straight-line basis, using the rates determined by ANEEL for the assets related to electricity activities, and reflect the estimated useful life of the assets.

The principal depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 15.

Interest and other financing charges incurred on financings linked to the construction in progress during the construction period are capitalized as constructions in progress and consortias.

For borrowings raised for construction purposes of a specific asset of plant, property and equipment, the Company capitalizes all the financial costs related to the borrowings directly to the respective asset constructed. For other borrowings raised that are not linked directly to a specific asset of property, plant and equipment, a weighted average rate is used to capitalize and allocate the borrowing costs of these loans.

i)      Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter into bankruptcy or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

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

When assessing collective impairment, the Company uses past trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

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

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred income tax and social contribution, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The carrying amount of property, plant and equipment and intangible assets is tested if there is evidence that an asset may be impaired.

j)      Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the income statement in the periods during which services are rendered by employees.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services rendered in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on well rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total of any unrecognized past service costs and net actuarial losses and the present value of the economic benefits available in the form of future reimbursements available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of the economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan’s liabilities.

When the benefits of a plan are improved, the portion of the increased benefit related to the past service of the employees is recognized in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

The Company recognizes all actuarial gains and losses in excess of 10% of the plan assets or 10% of the plan’s liabilities in the income statement over approximately 11 years (the average time of future service of the present active participants), since 2009.

For the Company’s defined benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: a) the debt agreed-upon with the foundation for amortization of the actuarial obligations, and b) the present value of the actuarial obligation after deduction of the fair value of plan assets, as calculated by a qualified actuary and provided in the actuarial opinion. In the years presented, the debt agreed-upon with the foundation is greater than the amounts of the actuarial report. In this case, the annual amount recorded in the income statement corresponds to the charges and monetary variation on that debt, which is recognized as a financial expense of the Company.

Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of the future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on well rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. Any actuarial gains and losses are recognized in the income statement in the period in which they arise.

The procedures mentioned above are used for the actuarial obligations related to the Company’s employee health plan, life insurance plan, and dental plan.

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

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee, and the obligation can be estimated reliably. Employee profit sharing specified in the Company’s by-laws is accrued in accordance with the requirements established in the collective agreements with the employee unions and recorded in employee and manager profit sharing.

k)     Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or not formal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Concessions Contracts — A provision for onerous concessions is recognized when the expected benefits to be derived from the contract are lower than the unavoidable cost of meeting the obligations of the concession. The provision is measured at present value at the lower of the expected cost of terminating the concession contract and the expected net cost of continuing with it.

l)      Interest on capital

The interest on capital paid in substitution of cash dividends, although recorded for tax purposes as a financial expense, is presented in the consolidated financial statements as an amount reducing shareholders’ equity, so as to reflect the essence of the transaction.

m)    Income tax and social contribution

Current and deferred income tax and the social contribution are calculated based on the rates of 15%, plus a surcharge of 10% on taxable income exceeding R$240 thousand, for income tax, and 9% on taxable income for the social contribution, and take into account offsetting of tax loss carry forwards and negative balances for calculation of social contribution, limited to 30% of the taxable income.

The income tax and social contribution expense comprises current and deferred taxes. The current tax and the deferred tax are recognized in the income statement unless they are related to a business combination, or items directly recognized in shareholders’ equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to the tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the rates that are expected to be applied to temporary differences when they are reversed, based on the laws that have been enacted or substantially enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they are related to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be used.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n)    Revenue

In general, for the Company’s business in electric power, gas, telecommunications and other sectors, revenues are recognized when there is persuasive exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customer on services rendered and goods sold. It is associated costs and possible return fom sales can be estimated reliably, and the amount of revenue can be measured reliably.

Revenue from electric power sales are recorded based on the energy delivered and the tariffs specified in the contractual terms or in effect in the market. Revenues for energy supplied of electric power to end consumers are recorded when the energy is supplied to customers. The invoicing is performed on a monthly basis. Unbilled energy supplied, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued at the end of the month. The differences between the amounts accrued and the actual revenues realized, which have not historically been significant, are recorded in the following month.

Revenue from the supply of electric power to the Brazilian grid system is recorded when the supply has taken place and is invoiced to consumers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

Revenue from other operators and from free consumers that use its transmission (older concessions) and distribution grids is recorded in the month in which the network services are provided.

For newer transmission concessions, the portion of the invoicing related to operation and maintenance of the transmission lines is recorded on a monthly basis as revenues in the income statement. The revenue related to construction services under the contract for service concessions is recognized on a percentage of completion basis.

For the older transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the income statement each month.

The services provided include charges for connection and other related services and revenues are recorded when the services are provided.

o)    Financial income and financial costs

Financial income includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, interest income on other financial assets. Interest income is recognized in the income statement using the effective interest method.

Financial costs include interest expense on borrowings and foreign exchange and monetary variation on borrowings. Interest expense on the Company’s borrowings is recognized using the effective interest method.

p)    Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders and minority interest of the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to the controlling shareholders and minority interest and the weighted average number of common and preferred shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, with the diluted effect in the periods presented.

q)    Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses related to transactions with any of the Company’s other components. All operating results of operating segments are reviewed regularly by the Company’s CEO to make decisions on resources to be allocated to the segment and to assess its performance, and for which individual financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses and income tax and social contribution assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment, and intangible assets other than goodwill.

r)     New accounting pronouncements not yet adopted

As a result of the process of standardization of Brazilian accounting rules with international standards, there are expectations that the new standards, amendments and interpretations of IFRS to be issued by the IASB will also be approved by the CPC in Brazil before the required date for them to come into effect.

Accordingly, we present below, in the Company’s interpretation, the changes in IFRS expected to take place after December 31, 2011 and not yet adopted in Brazil which might impact Cemig’s Accounting Statements, and the possible effects of which are still being evaluated by the Management:

•      IAS 1 - Presentation of Financial Statements — Presentation of Items of Other Comprehensive Income. This international accounting standard is effective for fiscal years beginning on or after January 1, 2012.

•      IAS 19 - Employee Benefits — The objective of IAS 19 is to prescribe the accounting and disclosure of employee benefits (i.e. all forms of consideration given by an entity in exchange for service rendered by employees). This international accounting standard is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted.

•      IAS 27 - Consolidated and Separate Financial Statements (revised in 2011) — Superseded by IFRS 10 and IFRS 12, the main objective of IAS 27 is the accounting for investments in subsidiaries, jointly controlled entities, and affiliated companies when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This international accounting standard is effective for fiscal years beginning on or after January 1, 2013.

•      IAS 28 - Investments in Affiliated companies and joint ventures (revised in 2011) — Superseded by IFRS 11 and IFRS 12, IAS 28 applies to all investments in which an investor has significant influence but not control or joint control except for investments held by a venture capital organization, mutual fund and unit trust. This international accounting standard is effective for fiscal years beginning on or after January 1, 2013.

•      IAS 32 — The purpose of the changes is to clearly explain the compensation requirements of financial instruments, where the main explanations are related to the meaning of a legally executable right to be settled by the net amount and where some settlement systems at the gross amount may be considered equivalent to settlement at the net amount. This amendment comes into force on or as from January 1, 2014.

•      IFRS 7 Financial Instruments: Disclosures. Effective starting on July 1, 2011. This standard requires certain disclosures to be presented by category of instrument based on the IAS 39 measurement categories. The designation is made at the time of initial recognition. The classification depends on both the entity’s business model and the cash flow characteristics of the financial instrument. Regarding financial liabilities, the standard does not change most of the established demands in IAS 39.

•      IFRS 9 Financial Instruments — Effective starting on January 1, 2013 — This standard simplifies the model for measurement of financial assets and establishes two main categories of measurement: amortized cost and fair value. Any changes in the fair value of liabilities valued at fair value would not have an effect on the statement of other comprehensive income, because they would be recognized in the statement of other accumulated comprehensive income.

•      IFRS 10 Consolidated Financial Statements - Effective starting on January 1, 2013. This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It also defines the principle of control, and establishes control as the basis for consolidation. It establishes how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

•      IFRS 11 - Joint arrangements — Effective starting on January 1, 2013, but earlier adoption is encouraged. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint agreement. There are two types of joint arrangements: (i) joint  operations, a situation in which an operator has assets and contractual obligations and, as a consequence, it recognizes its share in the assets and liabilities, revenues and expenses and (ii) joint control, a situation in which an operator has the right over the contractual net assets and as a consequence it recognizes the investment using the equity method. The main change is that if the type of joint arrangement is not a joint venture, the entities must use the equity method extinguishing the proportional consolidation which will impact consolidation for all jointly controlled entities in the Group.

•      IFRS 12 — Disclosure of interests in other entities — Effective starting on January 1, 2013. This standard establishes disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, affiliated companies and unconsolidated structured entities and the effects on its financial position, financial performance and cash flows.

•      IFRS 13 Fair Value Measurement - Effective starting on January 1, 2013. This standard defines fair value, set out in a single IFRS framework for measuring fair value and requires disclosures of fair value measurements. The main change is the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard requires using significant unobservable inputs for fair value measurements. To meet the disclosure objective, the following minimum disclosures are required for each class of assets and liabilities measured at fair value (including measurements based on fair value within the scope of this IFRS) in the statement of financial position after initial recognition. (Note that these requirements have been summarized and additional disclosure is required where necessary).

s)     Determination of adjustment to present value

The Company applied the adjustment to present value on certain onerous concession contracts and also on the balance of the debentures issued by the Company. The discount rates used were consistent with the cost of raising funds in transactions with the same term on the date of the transactions, which represents, in the Company’s estimation, a percentage of 12.50%, including inflation expectations.

3.PRINCIPLES OF CONSOLIDATION

The financial statements of the subsidiaries and jointly-controlled subsidiaries described in Note 1 have been consolidated for purposes of the consolidated financial statements.

(a)           Subsidiaries and jointly-controlled subsidiaries

The financial statements of subsidiaries and jointly-controlled subsidiaries are included in the consolidated financial statements from the date on which the control, or shared control, begins until the date on which the control or shared control ceases. The assets, liabilities and results of the jointly-controlled subsidiaries have been consolidated into the consolidated financial statements using proportional consolidation. The accounting policies of subsidiaries and jointly-controlled subsidiaries are aligned with the policies adopted by the Company.

The joint control of the Company is established through a shareholders’ agreement signed previously, whose strategic, financial and operating decisions are taken with unanimous consent between the parties.

In some jointly controlled companies, Cemig has more than 50% of the voting rights, however, there are shareholders´ agreements that give the minority shareholders relevant rights that represent the sharing of control.

(b)           Consortia

The quota-part of the assets, liabilities and revenues and expenses of consortium operations is registered in the subsidiary that owns the corresponding equity interest.

(c)           Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated when preparing the consolidated financial statements. Unrealized gains arising from transactions with invested companies recorded under the equity method are eliminated against the investment in proportion to the Company’s interest. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of a loss through impairment.

The references made in these financial statements of subsidiaries and jointly controlled companies are performed in proportion to the Company’s interest.

Transchile’s financial statements, for consolidation purposes, are translated from U.S. dollars (Transchile’s functional currency) to Reais based on the exchange rate at the reporting date, since CEMIG’s functional currency is the Real. Foreign currency differences are recognized in other comprehensive income and are presented in shareholders’ equity. Since January 1, 2009, CEMIG’s date of transition to IFRS, the Company has applied IAS 21 — The Effects of Changes in Foreign Exchange Rates and these differences have been recognized in the accumulated foreign currency translation adjustment.

The reporting dates of the remaining subsidiaries and jointly-controlled subsidiaries used for consolidation purposes coincide with those of the holding company.

The consolidated financial statements include the balances and transactions of the exclusive investment funds, the only unit holders of which are the Company and its subsidiaries. The funds comprise public and private debt securities and debentures of companies with a minimum Brazilian long-term risk rating of A+(bra), thus ensuring high liquidity of the securities.

The exclusive fund, the financial statements of which are regularly reviewed and audited, is subject to obligations restricted to payment for services rendered for administration of the assets, attributed to the operation of investments, such as custody fees, audit fees and other expenses. There are no significant financial obligations or assets of the unit holders to guarantee these obligations.

As shown in the table below, the Company uses full and proportional consolidation criteria when preparing its consolidated financial statements. The interest in the Company’s subsidiaries and jointly-controlled subsidiaries presented in the table below based on the subsidiary’s share capital held by CEMIG.

		2011		2010
Subsidiaries and jointly controlled companies	Form of consolidation	Direct stake (%)	Indirect stake (%)	Direct stake (%)	Indirect stake (%)
Subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	Full	100	—	100	—
Cemig Baguari Energia	Full	—	100	—	100
Hidrelétrica Cachoeirão	Proportional	—	49	—	49
Guanhães Energia	Proportional	—	49	—	49
Madeira Energia	Proportional	—	10	—	10
Hidrelétrica Pipoca	Proportional	—	49	—	49
Baguari Energia	Proportional	—	69.39	—	69.39
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	49	—	49
Central Eólica Praias de Parajuru	Proportional		49		49
Central Eólica Volta do Rio	Proportional	—	49	—	49
Central Eólica Praias de Morgado	Proportional	—	49	—	49
Taesa	Proportional	—	56.69	—	56.69
Light Ger	Proportional	—	49	—	49
Amazônia Energia	Proportional	—	74.50	—	—
Cemig Distribuição	Full	100	—	100	—
Cemig Telecom	Full	100	—	100	—
Ativas Data Center	Proportional	—	49	—	49
Rosal Energia	Full	100	—	100	—
Sá Carvalho	Full	100	—	100	—
Horizontes Energia	Full	100	—	100	—
Usina Térmica Ipatinga	Full	100	—	100	—
Cemig PCH	Full	100	—	100	—
Cemig Capim Branco Energia	Full	100	—	100	—
Cemig Trading	Full	100	—	100	—
Efficientia	Full	100	—	100	—
Central Termelétrica de Cogeração	Full	100	—	100	—
UTE Barreiro	Full	100	—	100	—
Empresa de Serviços e Comercialização de Energia Elétrica	Full	100	—	100	—
Cemig Serviços	Full	100	—	100	—
Gasmig	Proportional	55.19	—	55.19	—
Companhia Transleste de Transmissão	Proportional	25	—	25	—
Companhia Transudeste de Transmissão	Proportional	24	—	24	—
Companhia Transirapé de Transmissão	Proportional	24.5	—	24.5	—
Light	Proportional	26.06	—	26.06	—
Light SESA	Full	—	26.06	—	26.06
Light Energia	Full	—	26.06	—	26.06
Light Esco	Full	—	26.06	—	26.06
Light Ger	Full	—	13.29	—	13.29
Light Soluções em Eletricidade	Full	—	26.06	—	26.06
Instituto Light	Full	—	26.06	—	26.06
Itaocara Energia	Full	—	26.06	—	26.06
Lightcom	Full	—	26.06	—	26.06
Axxiom	Proportional	—	13.29	—	13.29
Transchile	Proportional	49	—	49	—
Companhia de Transmissão Centroeste de Minas	Proportional	51	—	51	—
Empresa Amazonense de Transmissão de Energia — EATE	Proportional	49.98	—	49.98	—
Sistema de Transmissão Catarinense — STC	Full	—	30.82	—	30.82
Lumitrans Cia. Transmissora de Energia Elétrica	Full	—	30.82	—	30.82
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	19.65	—	19.65
Empresa Paraense de Transmissão de Energia —ETEP	Proportional	49.98	—	49.98	—
Empresa Santos Dumont Energia — ESDE	Full	—	49.98	—	49.98
Empresa Norte de Transmissão de Energia —ENTE	Proportional	49.99	—	49.99	—
Empresa Regional de Transmissão de Energia — ERTE	Proportional	49.99	—	49.99	—
Empresa Catarinense de Transmissão de Energia — ECTE	Proportional	19.09	—	19.09	—
Axxiom	Proportional	49	—	49	—
Parati	Proportional	25	—	—	—

4.              CONCESSIONS

CEMIG and its subsidiaries and jointly-controlled subsidiaries hold the following concessions from ANEEL:

	Location	Date of Concession or Authorization	Date of Expiration
GENERATION	Location: (RIVER)
Hydroelectric power plants
São Simão	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara	Rio Grande	08/1963	08/2013
Miranda	Rio Araguari	12/1986	12/2016
Três Marias	Rio São Francisco	04/1958	07/2015
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Aimorés	Rio Doce	07/2000	12/2035
Salto Grande	Rio Santo Antônio	10/1963	07/2015
Funil	Rio Grande	10/1964	12/2035
Queimado	Rio Preto	11/1997	01/2033
Itutinga	Rio Grande	01/1953	07/2015
Capim Branco I	Rio Araguari	08/2001	08/2036
Capim Branco II	Rio Araguari	08/2001	08/2036
Camargos	Rio Grande	08/1958	07/2015
Porto Estrela	Rio Santo Antônio	05/1997	07/2032
Igarapava	Rio Grande	05/1995	12/2028
Piau	Rio Piau / Pinho	10/1964	07/2015
Gafanhoto	Rio Pará	09/1953	07/2015
Sá Carvalho	Rio Piracicaba	12/1994	12/2024
Rosal	Itabapoana — RJ	05/1997	05/2032
Pai Joaquim	Rio Araguari	04/2002	04/2032
Salto Paraopeba	Rio Paraopeba	10/2000	10/2030
Machado Mineiro	Rio Pardo	07/1995	07/2025
Salto do Passo Velho	Rio Capecozinho	10/2000	10/2030
Salto do Voltão	Rio Capecozinho	10/2000	10/2030
PCH Cachoeirão	Rio Manhuaçu	07/2000	07/2030
UHE Baguari	Rio Doce	08/2006	08/2041
PCH Pipoca	Rio Manhuaçu	09/2001	09/2031
Outras	Diversas	Diversas	Diversas
Light — UHE Fontes Nova	Ribeirão dos Lajes	07/1996	06/2026
Light — UHE Nilo Peçanha	Ribeirão dos Lajes	07/1996	06/2026
Light — UHE Pereira Passos	Ribeirão dos Lajes	07/1996	06/2026
Light — UHE Ilha dos Pombos	Rio Paraíba do Sul	07/1996	06/2026
Light — UHE Santa Branca	Rio Paraíba do Sul	07/1996	06/2026

Wind power plants (1)	(CITY/STATE)
Morro do Camelinho	Gouveia — MG	03/2000	01/2017
Praias do Parajuru	Berberibe — CE	09/2002	08/2029
Volta do Rio (2)	Aracajú — CE	12/2001	08/2034
Praia de Morgado (2)	Aracajú — CE	12/2001	08/2034

Thermoelectric power plants (1)	CITY/STATE)
Igarapé	Juatuba — MG	01/2005	08/2024
Ipatinga	Ipatinga — MG	11/2000	12/2014
Barreiro	Belo Horizonte — MG	02/2002	04/2023

Projects in progress — Hydroelectric power plants (1)	(RIVER)
UHE Santo Antônio	Rio Madeira	06/2008	06/2043
PCH Dores dos Guanhães	Rio Guanhães	11/2002	11/2032
PCH Fortuna II	Rio Guanhães	12/2001	12/2031
PCH Senhora do Porto	Rio Guanhães	10/2002	10/2032
PCH Jacaré	Rio Guanhães	10/2002	10/2032

TRANSMISSION	Location: (STATE)
National Grid	Minas Gerais	07/1997	07/2015
Sub-Estação — SE Itajubá — 3	Minas Gerais	10/2000	10/2030
Transleste — LT Irapé — Montes Claros	Minas Gerais	02/2004	02/2034
Transudeste — LT Itutinga — Juiz de Fora	Minas Gerais	03/2005	03/2035
Transirapé — LT Irapé — Araçuaí	Minas Gerais	03/2005	03/2035
EBTE — LT Juína-Brasnorte	Mato Grosso	10/2008	10/2038
ETEP — LT Tucuruí — Vila do Conde	Pará	06/2001	06/2031
ENTE — LTs Tucuruí — Marabá — Açailândia	Pará/Maranhão	12/2002	12/2032
ERTE — LT Vila do Conde — Santa Maria	Pará	12/2002	12/2032
EATE — LT Tucuruí — Presidente Dutra	Pará	06/2001	06/2031
ECTE — LT Campos Novos — Blumenau	Santa Catarina	11/2000	11/2030
STC — LT Barra Grande	Santa Catarina	06/2006	06/2036
Lumitrans — LT Machadinho	Santa Catarina	07/2004	07/2034
TAESA — TSN (3)	Goiás/ Bahia	12/2000	12/2030
TAESA — Munirah (4)	Bahia	02/2004	02/2034
TAESA — Gtesa (5)	Pernambuco/ Paraíba	01/2002	01/2032
TAESA — Patesa (6)	Rio Grande do Norte	12/2002	12/2032
TAESA — NVT (7)	Maranhão/Distrito Federal	12/2000	12/2030
TAESA — ETAU (8)	Santa Catarina/Rio G. do Sul	12/2002	12/2032
TAESA — ETEO (9)	São Paulo	05/2000	05/2030
TAESA — Brasnorte (10)	Mato Grosso	03/2008	03/2038
TAESA — STE (11)	Rio Grande do Sul	12/2002	12/2032
TAESA — ATE (12)	Paraná/São Paulo	02/2004	02/2034
TAESA — ATE II (13)	Tocantins/Piauí/Bahia	03/2005	03/2035
TAESA — ATE III (14)	Tocantins/Pará	03/2006	03/2036
Transchile — LT Charrua — Nova Temuco	Chile	05/2005	05/2028
Centroeste de Minas — LT Furnas — Pimenta	Minas Gerais	03/2005	03/2035
Projects in progress — Transmission
ESDE — LT Barbacena2-Juiz de Fora 1	Minas Gerais	11/2009	11/2039

DISTRIBUTION
Cemig Distribuição
Norte	Minas Gerais	04/1997	02/2016
Sul	Minas Gerais	04/1997	02/2016
Leste	Minas Gerais	04/1997	02/2016
Oeste	Minas Gerais	04/1997	02/2016
Light SESA
Região Metropolitana	Rio de Janeiro	07/1996	06/2026
Grande Rio	Rio de Janeiro	07/1996	06/2026
Vale do Paraíba	Rio de Janeiro	07/1996	06/2026

(1)

The installed capacities shown refer to CEMIG’s equity interests in the subsidiaries and jointly-controlled subsidiaries and also in consortia with private initiative. For further information see note 17.

(2)	The expiration date of the concession is 20 years after the start up of operation.
(3)	TSN — Transmissora Sudeste Nordeste S.A.
(4)	Munirah Transmissora de Energia S.A.
(5)	Gtesa — Goiânia Transmissora de Energia S.A.
(6)	Paraíso Açu Transmissora de Energia S.A.
(7)	NVT — Novatrans Energia S.A.
(8)	ETAU — Empresa de Transmissão Alto Uruguai S.A.
(9)	ETEO — Empresa de Transmissão de Energia do Oeste S.A.
(10)	Brasnorte Transmissora de Energia S.A.
(11)	STE — Sul Transmissora de Energia S.A.
(12)	ATE — Transmissora de Energia S.A.
(13)	ATE II — Transmissora de Energia S.A.
(14)	ATE III — Transmissora de Energia S.A.

Onerous concessions

When obtaining the concessions for construction of certain generation projects, the Company agreed to make payments to ANEEL during the concession agreement period as compensation for commecial exploration. The information on the Company’s concessions and the amounts to be paid, refer to the table below:

Ventures	Carrying amount in 2011	Present value in 2011	Amortization period	Index
Porto Estrela (Consortium)	369	116	08/2001 to 07/2032	IGPM
Irapé	32	11	03/2006 to 02/2035	IGPM
Queimado (Consortium)	8	3	01/2004 to 12/2032	IGPM
Baguari (Consortium)	5	1	09/2009 to 09/2042	IPCA
Capim Branco (Consortium)	20	7	09/2007 to 08/2035	IGPM

The Company makes its payments to the grantor on a monthly basis in accordance with the payment schedule agreed upon by both the Company and ANEEL. While the agreed-upon payment schedules may stipulate varying monthly amounts of payment, for accounting purposes the Company used the updated carrying amount and recognized the expenses incurred on a straight-line basis over the concession contract period.

The payments paid to the grantor for the Porto Estrela, Irapé, Queimado, Baguari and Capim Branco plants in 2011 were approximately R$125 thousand, R$1.3 million, R$370 thousand, R$170 thousand and R$776 thousand, respectively.

The present value of the payments to be paid in the 12-month period are: R$5.4 million, R$1.3 million, R$367 thousand, R$168 thousand and R$771 thousand, respectively (face value amounts of R$5.9 million, R$1.4 million, R$389 thousand, R$178 thousand and R$821 thousand).

The rate used by CEMIG to discount the face value of its onerous concession liabilities to present value was 12.50%, which represents the average borrowing rate under normal conditions on the transaction date.

5. OPERATING SEGMENTS

The Company has three primary operating segments: Generation, Transmission and Distribution. These primary operating segments are configured separately to reflect the regulatory framework of the Brazilian electric power sector, which has different legislations for each segment.

The segments mentioned above reflect the Company’s management and its organizational and monitoring structure. Due to the structure of the regulatory framework, the operating segments were not set up per geographical area.

The Company also operates in the gas, telecommunications and other businesses markets, which have a smaller impact on the results of its operations.

The table below presents the consolidated income statement per operating segment for 2011 and 2010:

FINANCIAL STATEMENTS BY ACTIVITY AT DECEMBER 31, 2011

	ELECTRIC POWER
DESCRIPTION	Generation	Transmission	Distribution	Gas	Telecom	Other	Elimination	Total

ASSETS	12,104	9,060	13,128	854	420	14,702	(12,910)	37,358
INVESTMENTS	972	1,030	1,857	84	36	—	—	3,979

NET OPERATING REVENUE	3,783	1,354	10,548	458	125	51	(505)	15,814

COST OF OPERATION
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(587)	—	(3,921)	—	—	—	230	(4,278)
Charges for the use of the basic transmission grid	(268)	—	(812)	—	—	—	250	(830)
Gas bought for resale	—	—	—	(329)	—	—	—	(329)
Total - Cost of Operation	(855)	—	(4,733)	(329)	—	—	480	(5,437)

OPERATING COSTS AND EXPENSES
Personnel and managers	(176)	(137)	(839)	(19)	(28)	(50)	—	(1,249)
Employee and manager profit sharing	(35)	(20)	(148)	—	(2)	(16)	—	(221)
Post-employment obligations	(19)	(9)	(87)	—	(1)	(8)	—	(124)
Materials	(11)	(12)	(72)	(1)	—	(2)	—	(98)
Outsourced services	(131)	(72)	(802)	(7)	(21)	(18)	20	(1,031)
Depreciation and amortization	(388)	(3)	(495)	(18)	(35)	—	—	(939)
Operating provisions	(6)	(3)	(249)	—	(1)	2	—	(257)
Royalties for use of water resources	(154)	—	—	—	—	—	—	(154)
Construction Cost	—	(117)	(1,412)	—	—	—	—	(1,529)
Other	(60)	(36)	(236)	(5)	(16)	(14)	5	(362)
Total - Operational Cost	(980)	(409)	(4,340)	(50)	(104)	(106)	25	(5,964)

TOTAL COST	(1,835)	(409)	(9,073)	(379)	(104)	(106)	505	(11,401)

GROSS PROFIT	1,948	945	1,475	79	21	(55)	—	4,413
Equity gain (loss) on subsidiaries	(1)	—	—	—	—	—	—	(1)
Financial Income	178	130	362	26	11	185	103	995
Financial Expenses	(484)	(551)	(714)	(17)	(13)	(169)	(103)	(2,051)
Profit before taxes	1,641	524	1,123	88	19	(39)	—	3,356
Income tax and social contribution tax	(460)	(83)	(383)	(20)	(6)	(159)	—	(1,111)
Deferred income tax and social contribution tax	57	(77)	61	—	5	124	—	170
PROFIT (LOSS) FOR THE YEAR	1,238	364	801	68	18	(74)	—	2,415

FINANCIAL STATEMENTS BY ACTIVITY DECEMBER 31, 2010

	ELECTRIC POWER
DESCRIPTION	Generation	Transmission	Distribution	Gas	Telecom	Other	Elimination	Total

ASSETS	11,549	7,906	11,197	842	390	13,641	(11,969)	33,556
INVESTMENTS	359	1,581	2,051	52	78	1	—	4,122
								—
OPERATING INCOME	3,311	1,129	9,184	502	105	131	(515)	13,847
								—
COST OF OPERATION								—
COST OF ELECTRICITY AND GAS								—
Electricity bought for resale	(382)	—	(3,570)	—	—	—	230	(3,722)
Charges for the use of the basic transmission grid	(271)	—	(712)	—	—	—	254	(729)
Gas bought for resale	—	—	—	(225)	—	—	—	(225)
Total - Cost of Operation	(653)	—	(4,282)	(225)	—	—	484	(4,676)
								—
OPERATING COSTS AND EXPENSES								—
Personnel and managers	(184)	(132)	(821)	(18)	(11)	(45)	—	(1,211)
Employee and manager profit sharing	(49)	(26)	(236)	—	(1)	(13)	—	(325)
Post-employment obligations	(24)	—	(73)	—	—	(10)	—	(107)
Materials	(14)	(12)	(106)	(1)	(1)	—	—	(134)
Outsourced services	(132)	(56)	(724)	(5)	(16)	(17)	27	(923)
Depreciation and amortization	(402)	6	(458)	(8)	(33)	(1)	—	(896)
Operating provisions	4	(3)	(252)	—	1	112	—	(138)
Royalties for use of water resources	(140)	—	—	—	—	—	—	(140)
Construction Cost	2	(212)	(932)	(186)	—	—	—	(1,328)
Other	(58)	(35)	(207)	1	(12)	(15)	4	(322)
Total - Operational Cost	(997)	(470)	(3,809)	(217)	(73)	11	31	(5,524)
								—
TOTAL COST	(1,650)	(470)	(8,091)	(442)	(73)	11	515	(10,200)
								—
GROSS PROFIT	1,661	659	1,093	60	32	142	—	3,647
Financial Income	201	117	332	25	7	69	89	840
Financial Expenses	(454)	(411)	(631)	(9)	(5)	(66)	(89)	(1,665)
Profit before taxes	1,408	365	794	76	34	145	—	2,822
Income tax and social contribution tax	(435)	(80)	(209)	(16)	(5)	(126)	—	(871)
Deferred income tax and social contribution tax	63	4	(13)	—	(1)	254	—	307
PROFIT FOR THE YEAR	1,036	289	572	60	28	273	—	2,258

6. CASH AND CASH EQUIVALENTS

	2011	2010

Bank accounts	157	95
Financial investments
Bank certificates of deposit	2,346	2,516
Financial Treasury Bonds (LFTs)	64	122
National Treasury Bonds (LTNs)	26	—
Financial Bonds - Banks	177
Others	92	247
	2,705	2,885
	2,862	2,980

These short-term investments are transactions contracted with Brazilian institutions and international financial institutions with branches in Brazil for securities at normal market prices and under normal market conditions. All of these investments are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value and there is no restriction on its use. In its short-term investment portfolio, the Company holds Financial Treasury Bonds, National Treasury Bonds, Financial Bonds — Banks and Bank Certificates of Deposit (CBDs),which earn interest at fixed and floating rates. The Company also holds Time Deposits with Special Guarantees (DPGEs), which receive a percentage of return based on the CDI rate (which varies from 100% to 110%) published by CETIP (the Clearing House for the Custody and Financial Settlement of Securities).

The Company’s exposure to interest rate risk and a sensitivity analysis of the Company’s financial assets and liabilities are shown in Note 28.

7. MARKETABLE SECURITIES - SHORT-TERM INVESTMENTS

The Short-term Investments refers to financial investments made in Brazilian and international financial institutions with branches in Brazil at market prices and conditions with original maturity of three months or less from the date of its contract.

	2011	2010
Cash equivalents
Bank certificates of deposit	359	322
	359	322

8. ACCOUNTS RECEIVABLE FROM CONSUMERS AND TRADERS

	Balances	Up to 90 days past due	More than 90 days	Total
Consumer category	not yet due	2011	past due	2011	2010
Residential	625	239	325	1,189	1,022
Industrial	408	56	322	786	711
Commercial, services and others	315	62	186	563	466
Rural	63	22	30	115	102
Governmental entities	89	13	54	156	139
Public illumination	59	5	31	95	85
Public service	126	13	45	184	194
Subtotal — Consumers	1,685	410	993	3,088	2,719
Wholesale supply to other concession holders	168	47	26	241	195
Allowance for doubtful accounts receivable	—	—	(621)	(621)	(555)
Total — Consumers and traders	1,853	457	398	2,708	2,359
Current assets				2,550	2,263
Non-current assets				158	96

The breakdown of the allowance for doubtful accounts, by consumer category, is as follows:

	2011	2010

Residential	317	249
Industrial	106	98
Commercial, services and others	152	116
Rural	16	17
Governmental entities	6	26
Public illumination	12	19
Public service	12	30
	621	555

The allowance for doubtful accounts is considered to be sufficient to cover any losses on the recoverability of these assets.

Changes in the allowance for doubtful accounts in 2011 were as follows:

Balance at December 31, 2010	555
Formation of provision	163
Write-offs of accounts receivable	(97)
Balance at December 31, 2011	621

The Company’s exposure to credit risk related to accounts receivables from consumers and traders is given in Note 28.

9. RECOVERABLE TAXES

	2011	2010
Current
Recoverable ICMS	153	223
PIS and PASEP	33	27
COFINS	157	117
Other	11	7
	354	374
NON CURRENT
Recoverable ICMS	243	85
PIS, PASEP and COFINS	85	55
	328	140
	682	514

PASEP and COFINS credits originate from acquisitions of property, plant and equipment and can be offset against state taxes payable over 48 months.

The recoverable ICMS (VAT) tax credits, recorded in non-current assets, originate from acquisitions of property, plant and equipment and can be used to offset state tax obligations over a 48 month period. The amount reclassified to current assets as of December 31, 2011 was made in accordance with management’s estimates of the amounts which will be used on or before December 31, 2012.

Within the current COFINS recoverable tax credit balance at December 31, 2011, the Company holds an amount of R$67.3 million related to tax credits from Federal Revenue Department for restitution of the FINSOCIAL contribution amounts unduly collected during the period from September 1989 to February 1991. This resulted from a judicial decision made which stated that there was no legal foundation requiring the Company to pay its federal tax obligations based on the tax rate increases established in tax code effective during the abovestated period. This amount has been updated by the interest earned through year-end.

10. INCOME TAX AND SOCIAL CONTRIBUTION

a) Income Tax And Social Contribution Recoverable

The balances of income tax and social contribution refer to tax credits in the income tax returns from previous years and advance payments made in 2011, which will be offset against the amount of federal tax payable calculated for the year 2012, recorded under Taxes payable.

	2011	2010
Current
Income tax	171	353
Social contribution	50	137
	221	490
Non-current
Income tax	21	66
Social contribution	2	17
	23	83
	244	573

b)              Deferred Income Tax And Social Contribution

CEMIG and its subsidiaries and jointly-control subsidiaries have income taxes and social contribution calculated at the statutory annual rates of 25% and 9%, respectively. The Company’s tax credits for these taxes are comprised as follows:

	2011	2010
Tax credits:
Tax loss carryforwards /negative basis for social contribution	632	571
Provisions	142	126
Employee post-retirement benefits	369	350
Allowance for doubtful accounts receivable	212	192
Tax credits on absorption of subsidiary	88	84
Financial instruments	59	33
Foreign exchange variation	128	125
Taxes payable — suspended liability (1)	181	143
Onerous concession contract	62	57
Other	163	120
	2,036	1,801

(1) Income Tax on PASEP/COFINS.

At a meeting on March 15, 2012, the Board of Directors approved the technical study prepared by CEMIG’s Financial and Investor Relations Committees on the forecast for future taxable profits, which shows its ability to use the deferred tax assets over a maximum period of 10 years.

Based on the study for realization of tax credits mentioned above, the Company recognized a portion of tax credits related to deferred Income Tax and Social Contribution that were not recorded in its financial statements in the amount of R$119.9 in 2011 (R$288.5 in 2010).

The deductible temporary differences and tax loss carry forwards do not expire under current tax law. Deferred tax assets were recognized in relation to these items as it is probable that future taxable income will be available, enabling the Companyto use these tax assets.

In accordance with the individual estimates of CEMIG, including its subsidiaries and jointly-controlled subsidiaries, future taxable income will allow the Company to make use of its the deferred tax assets existing at December 31, 2011, as follows:

Estimated Taxable Income
2012	411
2013	560
2014	367
2015	371
2016 to 2017	129
2018 to 2019	108
2020 and 2021	90
2,036

c)              Reconciliation of income tax and social contribution expenses

The following table presents the reconciliation of the nominal income tax (25% tax rate) and social contribution (9% tax rate) expenses with the actual expenses incurred, as shown in the income statement:

	2011	2010	2009

Profit before income tax and social contribution	3,356	2,822	3,337
Income tax and social contribution — nominal expense	(1,141)	(959)	1,135
Tax effects applicable to:
Non-deductible contributions and donations	(8)	(9)	(9)
Tax incentives	28	22	30
Tax credits not recognized	(2)	2	31
Amortization of goodwill	(11)	(10)	(9)
Adjustment in income tax and social contribution — prior year	(3)	4	6
Recognition of credits on tax loss carryforwards	120	289	—
Others	76	97	(45)
Income tax and social contribution — effective expense	(941)	(564)	(1,131)
Effective rate	28.03%	19.99%	33.89%

Current income tax and social contribution	(1,111)	(872)	(896)
Deferred income tax and social contribution	170	308	(235)

Income tax incentives of Transmissora Aliança de Energia Elétrica S.A. — Taesa

The Ministry of National Integration, through the Federal Agency for Development of the Northeast (ADENE) and  the Federal Agency for the Development of the Amazon Region (ADA), issued Constitutive Reports 169/2004 and 0260/2003 granting some of Taesa’s subsidiaries tax benefits of a 75% reduction to their income tax payable for the activity carried out in the region to which the benefits apply, in the amount of R$45 (CEMIG´s portion R$25.5).

This benefit is calculated on a monthly quota of operating profit of the Northeast-Southeast line of 84.48%, which is the effective percentage of the line in the state of Bahia, an area subsided by SUDENE (Superintendency for the Development of the Northeast).

11. ESCROW DEPOSITS

The escrow deposits refer mainly to tax and labor issues.

The main escrow deposits are mainly comprised of litigation, related to tax obligations referring primarily to withhold income tax on interest on capital, to indemnities and taxes on donations (ITCD), and to PASEP/COFINS — related to exclusion of value-added tax (ICMS) from the tax basis of PASEP/COFINS, and others.

	2011	2010
Labor obligations	207	212

Tax obligations
Income tax on interest on shareholders’ capital	14	14
State inheritance and donation taxes (ITCD)	116	—
PASEP/COFINS	720	551
Other tax obligations	59	57

Others	272	193
	1,388	1,027

Based on a court decision made in the fourth quarter of 2011 in favor of CEMIG which deemed certain state inheritance and donation taxes (ITCD) to be refundable, in 2011 the Company recorded a total escrow deposit balance in the amount of R$116 million related to its refundable ITCD taxes. This balance is comprised of the tax principal of R$48 million and interest accrued of R$68 million.

The balances of deposits in court in relation to the PASEP and COFINS taxes have a corresponding provision recorded under taxes payable. For more details, see Note 18.

12. ACCOUNTS RECEIVABLE FROM THE MINAS GERAIS STATE GOVERNMENT AND CRC ACCOUNT SECURITIZATION FUND

The credit balance remaining from the Recoverable Results Account (CRC) was passed on to the Government of the State of Minas Gerais in 1995, through an agreement for assignment of the Recoverable Results Account (the “CRC Agreement”) pursuant to Law 8724/93 for monthly amortization over seventeen years, as from June 1, 1998, with interest of 6% per year, restated monthly by the Fiscal Reference Unit (UFIR).

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

The Fourth Amendment to the CRC Agreement has backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable of the Second and Third Amendments, corresponding to R$ 5,580 on December 31, 2011 (R$ 5,070 as at December 31, 2010).

The Minas Gerais State Government amortizes this payable to the Company via 61 consecutive semi-annual installments, which are due on June 30 and December 31 of each year, over the period from June 2005 to June 2035. The installments for amortization of the principal, updated by the IGP-DI, increase over the period, from R$29 for first month to R$105 for the 61st month — expressed in currency of December 31, 2011.

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

As at December 31, 2011 the installments due for June 30 and December 31, 2012 had already been received.

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

As at December 31, 2011, the Company was not in compliance with the index requirement for “CAPEX on investments and acquisition of assets/EBITDA,” holding an index of 74.38%. At the Extraordinary Shareholders’ General Meeting in 2012, the Company will present a request for to increase the upper limit of the index required.

b) Creation of CEMIG CRC Account Securitization Fund

On January 27, 2006, Cemig transferred the accounts receivable from the CRC Account Agreement to a credit securitzation investment fund (FDIC). The value of the FIDC was established by the Fund administrator, based on CEMIG’s long term financial predictions, estimating the dividends that will be withheld for amortization of the debit balance of the CRC agreement.  Based on these projections, the FIDC, on that date, was valued at the total amount of R$1,659,125, of which  R$900,000 are senior quotas and R$759,125 are subordinated quotas.

The senior quotas were acquired by financial institutions and are being amortized in 20 semi-annual installments, starting in June 2006, with interest accruing at the rate of CDI plus 1.7% per year, and are guaranteed by CEMIG.

The subordinated quotas were subscripted by Cemig and correspond to the difference between the total value of the FIDC and the senior quotas.

The subordinated quotas are updated for monetary valuation purposes in the amount of the difference between the valuation of the FIDC using a rate of 10% per year and the increase in value of the senior quotas, as calculated based on CDI plus 1.7% per year.

The composition of the CRC Account Securitization at December 31:

	2011	2010
• Senior quotas held by third parties	820	891

• Subordinated quotas owned by CEMIG	1,001	938
• Dividends retained by the Fund	9	8
	1,010	946

TOTAL	1,830	1,837

The changes to the amounts receivable in connection with the CRC Account Securitzation Fund in 2011 and 2010 were as follows:

Balance at December 31, 2010	1,837
Monetary updating of the senior quotas	103
Monetary updating of the subordinated quotas	63
Investment in the subordinated quotas	14
Amortization of the senior quotas	(187)
Balance at December 31, 2011	1,830

On December 21, 2011, Cemig set aside R$87 for purposes of paying dividends and R$10 for purposes of making a contribution to the Fund to pay the minimum senior quota amounts payable and other operating expenses of the FIDC.  The total cash disbursement in the amount of R$94 for amortization of senior quotas was made in January 2012.

The dividends to be distributed to shareholders arising from net income recorded for the period ended December 31, 2011, as declared by the Executive Board and the Board of Directors, in accordance with the Company´s by-laws, are classified as current liabilities in the consolidated financial statements. Of the total dividends to be distributed, R$266 is payable to the Minas Gerais State Government, and R$173 will be retained for settlement of part of the CRC Account Receivable.

c) Criteria for Consolidation of the CRC Account Securitization Fund (FIDC)

As Cemig is the guarantor for the senior quotas, and, in the event that the withholdings for dividends due to the Minas Gerais State Government are not sufficient to cover the installment amounts due, Cemig would be required to issue a dividend payment to the State Government for the difference. As such, the consolidated financial statements present the balance of the FIDC fully recorded in Cemig, and the senior quotas are presented as debt under loans and financing in current and non-current liabilities. Similarly, upon consolidation, the monetary updating of the FIDC has been fully recognized as financial income, and the amount of the monetary updating of the senior quotas is recorded as a financial expense.

d) Negotiation for the advanced payment of account receivable from the Minas Gerais State Government - CRC

On November 9, 2011, the Company reported to shareholders and the market that the Company entered into discussions with representatives from the Minas Gerais State Government to negotiate an early settlement of the CRC account receivable. Negotiations are in progress, and once completed, would also be subject to relevant regulatory approval. It is not yet possible to measure the potential impacts on the Company’s financial statements.

13. FINANCIAL ASSETS OF THE CONCESSION

As described in Note 2, Item 2.6 (g), the Company’s distribution, transmission, gas and wind generation concession contracts are within the criteria for application of IFRIC 12 Service Concession Arrangements). At the end of the concession period, the grantor will provide indemnity to the Company for the unamortized value of the concession assets according concession agreement between CEMIG and ANEEL and effective legislation and regulatory rules.

The balances of the financial assets as of December 31, 2011 and 2010 are as follows:

	2011	2010
Distribution concessions	3,331	2,509
Gas concessions	305	287
Newer transmission concessions	5,504	4,400
Older transmission concessions	758	745
	9,898	7,941

Current assets	1,120	625
Non-current assets	8,878	7,316

For newer transmission concessions, the internal rate of return of financial assets ranged between 7.8% and 14.48%, in accordance with the specified characteristics of each concession and their investment dates.

14. INVESTMENTS

a) Less Value of Assets in Acquisitions in Interests of Subsidiaries and Jointly-Controlled Subsidiaries

In the first acquisition of Light, a less value of the concession corresponding to the difference between the amounts paid in 2006 for the acquisition of an interest and the net book value of the interest in the equity of Light is recorded in the amount of R$91.2. This less value arises from the estimate of future years’ commercial operating results of electricity distribution and generation concessions throughout the concession period, and is being amortized on a straight-line basis from October 2006 to the concession’s expiration date in May 2026. The remaining amount of the deficit value is R$66.8 at December 31, 2011 (R$71.5 at December 31, 2010).

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

Acquisition of Additional Interest in 2010

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

On November 17, 2010, the Company paid for and obtained an additional 1,081,649 common shares in Light from AGC at approximately R$30.5 million, the acquired interest of which represented approximately 0.53% of Light’s total registered capital and voting shares outstanding.

In its acquisition of the interest in Light from AGC, the Company recognized a premium in the amount of R$359 million for the added value of the concession acquired.

Acquisition of Additional Interest in April 2011

On April 12, 2011 Parati S.A. — Participações em Ativos e Energia Elétrica (Parati) made payment for its acquisition of 54.08% of the total registered capital of Redentor Energia S.A. (Redentor). The purchase price paid totaled R$403.4 million for the shares at a price of R$6.87 per share. Redentor holds 13.03% of the total registered capital and voting shares of Light.

As this transaction resulted in the transfer of the control of Redentor, Parati made a public offer to acquire the remaining shares of Redentor.

On September 30, 2011, Parati made a public offer and through an auction acquired 93.04% of the outstanding shares from the minority shareholders. In this acquisition, Parati paid R$7.20 per share, corresponding to the total amount of R$333.8 million. This acquisition represented 42.72% of the shares of the capital, and the price of R$6.87 represented the same price per share paid to the controlling shareholder on May 12, 2011, updated by the Selic rate from that date until September 30, 2011.

In the first semester of 2012 Parati plans to make another public offering in order to acquire the remaining common shares (representing 3.20% of the total capital) of Redentor´s capital. In doing so, Redentor will be de-register from its status as a publicly-held company and will exit from the free market.

Acquisition of Additional Interest in July 2011

On July 7, 2011 Parati acquired a 100% interest in Luce, owner of 75% of the shares of Luce Brasil Fundo de Investimento em Participações (FIP Luce), which, through Luce Empreendimentos e Participações S.A., indirectly holds 9.77% of the total and voting capital of Light.

The amount paid for Parati´s acquisition was R$515.9 million. In accordance with FIP Luce´s Shareholders´ Agreement, after Parati acquired a controlling ownership in  FIP Luce, Braslight (Foundation Braslight Social Security) had an option valid for 60 days in which it could exercise a right to sell its remaining 25% interest to Parati.

On July 15, 2011, Parati was notified through Luce that Braslight decided to exercise its right to sell its 25% interest in FIP Luce. On July 28, 2011, the sale transaction was executed and Parati acquired the remaining 25% interest in FIP Luce for R$172.0 million.

As a result of the above acquisitions, Parati now holds 25.68% of Light´s voting capital.  Cemig holds a 25% interest in Parati, and Redentor Fundo de Investimento em Participações holds the remaining 75% interest.

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

d) Acquisitions of equity interests - Renova

On July 9, 2011, the Company, through Light, approved a partnership with Renova Energia, a publicly traded company which invests in small hydroelectric power plants (PCHs) and wind power plants.

Light, as a new investor, and Renova, as the investee, signed an Investment Agreement under which Light will pay R$360 million to acquire common shares and an equity interest in Renova. Renova will conduct a new common share issuance, and Light´s acquisition will be executed under the following terms:

Through this investment, Light will hold 35.1% of the common shares of Renova and 26.2% of its total capital. Additionally, all shareholders with individual equity interests of more than 5% of Light´s capital have agreed to freely renounce their rights of first refusal in the increase in Renova´s capital in favor of Light.

The investment does not result in a forfeiture of control by RR Participações S.A. (controlling shareholder of Renova) for purposes of Article 254-A of the Brazilian Corporate Law nor an acquisition of a controlling ownership in Renova by Light.

e) Acquisitions in equity interests - CR Zongshen E- Power Fabricadora de Veículos S.A. (E-Power)

On September 9, 2011, Light acquired 20% of the registered common shares issued by E-Power for R$120 thousand. Through a shareholders’ agreement, joint control was established between Light and E-Power. There was no difference between the fair value and the amount paid by Light for its 20% equity interest.

f) Acquisition of equity interests - ABENGOA

On June 2, 2011, TAESA signed two Share Purchase Agreements with the ABENGOA Group:

•                  The first is for acquisition of 50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the registered capital of Abengoa Participações Holding S.A., which on the closing date of the transaction owned 100% of the recorded capital of the following transmission companies:

STE — Sul Transmissora de Energia S.A.;

ATE Transmissora de Energia S.A.;

ATE II Transmissora de Energia S.A.;

ATE III Transmissora de Energia S.A.;

•                  The second is for acquisition of 100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda. in the recorded capital of NTE - Nordeste Transmissora de Energia S.A.

On November 29, 2011, TAESA concluded its execution of the above purchase transactions and paid a total of R$1.17 billion in exchange for the equity interests acquired. This operation increased TAESA’s share in the electricity transmission market from 6.5% to 8.6% in terms of Permitted Annual Revenue (RAP).

g) Acquisitions of equity interests - Norte Energia S.A.

In October 2011, the Boards of Directors of CEMIG and Light approved the acquisition of 9.77% of the capital of North Energia S.A., a company holding the concession for the construction and operation of the Belo Monte hydroelectric power plant. The acquisition was made by Amazon Energy, a company in which Light holds 51% of the common shares, and Cemig Geração e Transmissão holds 49% of the common shares and 100% of the preferred shares. The total price paid by Amazon Energy on November 1, 2011 to acquire these shares in NESA was R$88.4 million, which represents 9.77% of the total capital investments made by the sellers, increased by the IPCA (Amplified Consumer Price Index) until October 26, 2011.

h) Acquisition of additional equity interest in Gasmig

On December 27, 2011, the Board of Directors approved the acquisition of registered preferred shares in Gasmig, representing 4.38% of Gasmig´s total capital, from the Minas Gerais State Government for R$67.2 million. The Board approved this acquisition to be made at a price per share of approximately R$3.75. The execution of this acquisition is subject to the following conditions:

•                 An independent appraisal to determine the fair value of Gasmig´s capital, which will be made by a specialized institution chosen and contracted by CEMIG.

•                 MGI-Minas Gerais Participações S.A. must complete in its entirety the transfer its equity interest in Gasmig to the Minas Gerais State Government.

i) Acquisition of an interest in EATE and ETEP

In 2011, the Company acquired from Eletrobrás the preferred shares of EATE and ETEP corresponding to 11.45% and 8.02% of the capital of these companies, respectively. The total amount paid for those additional interests were R$91.1 million and R$13.1 million, respectively, resulting in a total amount paid of R$104.2 million. In connection with this acquisition, a “less value” of R$99.8 million was recorded which represents the excess value of EATE and ETEP´s book value over the amount paid. This value will be amortized on a straight-line basis over the remaining term of the concessions.

15. PROPERTY, PLANT, AND EQUIPMENT

	December 31, 2011			December 31, 2010
	Cost	Accumulated depreciation	Net value	Cost	Accumulated depreciation	Net value
In Service	19,052	(12,022)	7,030	18,041	(11,044)	6,997
Land	425	—	425	411	—	411
Reservoirs, dams and water courses	7,990	(5,035)	2,955	7,643	(4,643)	3,000
Buildings, works and improvements	2,319	(1,560)	759	2,287	(1,442)	845
Machinery and equipment	8,233	(5,363)	2,870	7,664	(4,941)	2,723
Vehicles	26	(16)	10	17	(7)	10
Furniture and fixtures	59	(48)	11	19	(11)	8

In progress	1,632	—	1,632	1,231	—	1,231
Assets under construction	1,632	—	1,632	1,231	—	1,231
Total Property, Plant and Equipment	20,684	(12,022)	8,662	19,272	(11,044)	8,228

The changes in property, plant, and equipment from December 31, 2010 to December 31, 2011 are as as follows:

	Balance at 12/31/2010	Additions / transfers	Write-off	Accumulated depreciation	Balance at 12/31/2011
In Service	6,997	523	(15)	(475)	7,030
Land	411	14	—	—	425
Reservoirs, dams and water courses	3,000	105	—	(150)	2,955
Buildings, works and improvements	845	(28)	—	(59)	758
Machinery and equipment	2,723	419	(13)	(258)	2,871
Vehicles	11	5	(2)	(4)	10
Furniture and fixtures	7	8	—	(4)	11

In progress	1,231	401	—	—	1,632
Total Property, Plant, and Equipment	8,228	924	(15)	(475)	8,662

The Company has not identified any indications of impairment with regards to its property, plant, and equipment. The concession contracts specify that, at the end of the concession contract period of each concession, the grantor will decide the amount to be indemnified to the Company. Management believes that the undepreciated book value of property, plant and equipment at the end of the concession period will be the amount to be reimbursed to the Company by the granting authority.

ANEEL, in conformity with the Brazilian regulatory framework, is responsible for establishing and periodically reviewing the estimates of useful economic life for generation and transmission assets in the electricity sector. The estimates of useful life established by the ANEEL are used in the processes for reviewing tariff rates and calculating the indemnification due to the concessionaires at the end of the concession period.  These are recognized by the Company as reasonable and were used as the basis for depreciation of the Company’s property, plant and equipment.

The average annual depreciation rate is 2.31%. The main rates applied to the subsidiaries for the year ended December 31, 2011 are as follows:

Generation
Hydroelectric power plants	2.54%
Thermoelectric power plants	4.09%
Management and other	9.53%
Telecommunications	7.33%

Under Articles 63 and 64 of Decree 41019 of February 26, 1957, goods and facilities used in generation and transmission are entailed to these services and cannot be withdrawn, disposed of, assigned or given in mortgage guarantees without the express, prior authorization of the Regulator. ANEEL Resolution 20/99 provides regulations for disposition of assets of public electricity service concessions. These include granting prior authorization for disposition of assets that are not appropriate for serving the concession and are earmarked for disposal, but they require the proceeds to be deposited in a blocked bank account, to be invested in the concession.

Some of the Company’s land and buildings recorded as Property, plant and equipment - Administration, were pledged in guarantee for court proceedings involving tax, labor, civil and other contingencies in the amount, net of depreciation, of R$850 thousand at December 31, 2011.

CONSORTIA

CEMIG is a partner in concession consortia for electricity generation projects. Each partner has the right to take electric power generated by the power plant in an amount proportional to its investment. These projects are governed by executor contracts which establish the rights and obligations of each party. Cemig’s participation in consortia, represented by amounts invested in the projects and which are included in the previous table, is as follows:

	Share in the electricity generated	Average annual rate of depreciation %	2011	2010
In service:
Porto Estrela Power Plant	33.33%	2.48	39	39
Igarapava Power Plant	14.50%	2.58	57	56
Funil Power Plant	49.00%	2.55	183	182
Queimado Power Plant	82.50%	2.62	209	207
Aimorés Power Plant	49.00%	2.62	551	549
Baguari Power Plant	34.00%	2.56	181	—
Consórcio Capim Branco Energia S.A.	21.05%	2.60	56	56
Accumulated depreciation			(193)	(171)
Total, in service			1,083	918

In progress:
Baguari Power Plant			—	181
Queimado Power Plant	82.50%		3	2
Funil Power Plant	49.00%		—	1
Aimorés Power Plant	49.00%		1	1
Igarapava Power Plant	14.50%		1	1
Porto Estrela Power Plant	33.33%		—	—
Consórcio Capim Branco Energia S.A.			1	1
Total in progress			6	187

Total, consortia			1,089	1,105

The depreciation of the assets in the property, plant and equipment of the consortia is calculated by the straight-line method, based on rates established by ANEEL.

In 2008 the Company transferred its interest in the Baguari Plant to the jointly-controlled subsidiary Baguari Energia S.A. ANEEL approved the transfer of the concession on February 2, 2010.

The table below shows, by project, the interests of the other partners in the electric power generated by the consortia:

Consortium — Power Plants	Consortium participants, other than CEMIG	Interest (%)
Porto Estrela Power Plant	Companhia de Tecidos Norte de Minas Gerais — Coteminas	33.34
	Vale S.A.	33.33

Igarapava Power Plant	Vale S.A.	38.15
	Companhia Mineira de Metais — CMN	23.93
	Companhia Siderúrgica Nacional — CSN	17.92
	Mineração Morro Velho — MMV	5.50

Funil Power Plant	Vale S.A.	51.00

Queimado Power Plant	Companhia Energética de Brasília	17.50

Aimorés Power Plant	Vale S.A.	51.00

Baguari Power Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00

Amador Aguiar I and II Power Plants	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda	17.89
	Companhia Mineira de Metais — CMM	12.63

DEEMED COST OF THE GENERATION ASSETS

CEMIG, in compliance with IAS 16 — Property, plant and equipment, revalued its generation assets, defining their fair value by the replacement cost on initial adoption of international accounting standards o January 1, 2009. This revaluation process did not change the estimated useful life of the assets, as the estimates are determined and established by ANEEL.

This new revaluation resulted in an increase in the value of those assets, which was recorded in a specific shareholders’ equity account called “Equity Valuation Adjustments” with the adjusted also reflected in the Company’s shareholders’ equity.

Fully Depreciated Assets

As at December 31, 2011, Cemig GT held a gross carrying amount of R$3.62 billion related to fully depreciated assets that are still in operation.

16. INTANGIBLE ASSETS

	2011			2010
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In Service	10,448	(6,709)	3,739	3,225	(144)	3,081
Defined useful life
Easements	34	(1)	33	64	(2)	62
Onerous Concessions (paid concession rights)	32	(9)	23	32	(8)	24
Concession assets	10,203	(6,556)	3,647	2,966	—	2,966
Others	179	(143)	36	163	(134)	29
In progress	1,522	—	1,522	1,723	—	1,723
Assets under construction	1,522	—	1,522	1,723	—	1,723
Intangible assets, net	11,970	(6,709)	5,261	4,948	(144)	4,804

The changes in consolidated intangible assets in 2011 are as follows:

	2010	Write-off	Accumulated Amortization	Additions / transfers	2011
In Service	3,081	(6)	(533)	1,131	3,673
Defined Useful life
Easements	62	—	—	(26)	36
Onerous Concessions	24	—	(1)	—	23
Concession assets	2,966	(6)	(520)	1,134	3,574
Others	29	—	(12)	23	40
In progress
Assets under construction	1,723	—	—	(135)	1,588
	1,723	—	—	(135)	1,588

Concession Assets

In conformity with Technical Interpretation ICPC 01, accounting for concessions, the portion of the distribution infrastructure that will be used during the concession period, consisting of the distribution assets, net of consumer interests (special obligations), was recorded in Intangible Assets.

ANEEL, in conformity with the Brazilian regulatory framework, is responsible for establishing the economic useful life of distribution assets in the electricity sector, periodically establishing a review of the valuation assessment of these rates. The rates established by the Agency are used in the tariff review process and the calculation of compensation at the end of the concession and they are recognized as a reasonable estimate of the useful life of the concession’s asset. Accordingly, these rates were used as the basis for evaluation and amortization of the intangible assets.

The easement, onerous concession, concession assets and other intangible assets, are amortized on a straight-line basis and the rates used are those defined by ANEEL. The Company has not identified evidence of loss through impairment of its intangible assets, which have a definite useful life. The Company has no intangible assets with an indefinite useful life.

Fully amortized assets

As at December 31, 2011, Cemig Distribuição has a gross carrying amount of R$1.55 billion related to fully amortized assets that are still in operation. It should be noted that these assets are not considered for determining the Company’s tariffs.

17.SUPPLIERS

	2011	2010
Supply and transport of electricity
Eletrobrás — Power from Itaipu	198	151
Furnas Centrais Elétricas S.A.	56	31
Spot market - CCEE	40	127
UTE Norte Fluminense	38	19
Purchase of electricity at auctions	64	39
Others	365	345
	761	712
Materials and services	429	409
	1,190	1,121

18. TAXES PAYABLES

a)              Taxes payable

The non-current liabilities for PASEP and COFINS refer to the legal action challenging the constitutionality of the inclusion of ICMS in the calculation basis for these taxes, and, the offsetting of the amounts paid in the last 10 years has been requested. The Company and its subsidiaries Cemig Distribuição and Cemig Geração e Transmissão have obtained a Court injunction enabling them not to make the payment and authorizing payment in Court from 2008 until August, 2011. Thereafter, the Company opted to pay the new taxes each month.

	2011	2010
Current
ICMS (Value-added tax)	330	277
COFINS (Tax on revenue)	95	66
PASEP (Tax on revenue)	21	11
INSS (Social security)	24	23
Others	47	27
	517	404

Non-current
COFINS	683	531
PASEP	148	115
Others	66	47
	897	693

b)              Income tax and social contribution payable

The non-current, deferred income tax and social contribution liabilities refer mainly to recognition of financial instruments (foreign exchange variations) on a cash basis, present value adjustment, capital costs assigned to loans and deemed cost of property, plant and equipment.

	2011	2010
Current
Income tax	87	112
Social contribution	42	25
	129	137

Non-current
Deferred tax liabilities
Income tax	909	712
Social contribution tax	325	353
	1,234	1,065

19. LOANS, FINANCING AND DEBENTURES

	Maturity of			2011			2010
Lenders	Principal	Annual Interest Rates (%)	Currency	Current	Non Current	Total	Total
IN FOREIGN CURRENCY
ABN AMRO Real S.A. (3)	2013	6	US$24	24	23	47	62
Banco do Brasil —A. — Various bonds (1)	2024	Various	US$8	8	27	35	51
BNP Paribas	2012	5.89	EURO	1	—	1	4
KFW	2016	4.50	EURO	2	6	8	9
Brazilian National Treasury (10)	2024	Various	US$4	4	13	17	19
Banco Inter Americano del Desarrollo (7)	2026	2.12	US$1	1	34	35	34
BNP 36 MM - Euros	2014	0.04	Eur	—	28	28	—
Merril Lynch - Us$ 50 MM	2016	0.03	Us$	—	31	31	—
IDB (16)	2022	Libor + Spread 1.7 to 2.2%pa	IDB (16)	3	50	53	—
IDB (16)	2023	Libor + Spread 1.5 to 1.88%pa	IDB (16)	7	86	93	—
Others	2019	Various	Various	8	3	11	12
Total foreign currency financing				58	301	359	191
LOCAL CURRENCY
Banco do Brasil S.A.	2012	109.80of CDI	R$	592	—	592	888
Banco do Brasil S.A.	2013	CDI + 1.70	R$	29	27	56	85
Banco do Brasil S.A.	2013	107.60 of CDI	R$	11	126	137	135
Banco do Brasil S.A.	2014	104.10 of CDI	R$	1,025	200	1,225	1,224
Banco do Brasil S.A.	2013	10.83	R$	(5)	711	706	630
Banco do Brasil S.A.	2014	98.5%of CDI	R$	(3)	439	436	—
Banco do Brasil S.A.	2012	106.00 of CDI	R$	100	—	100	—
Banco Itaú — BBA S.A	2013	CDI + 1.70	R$	123	36	159	235
Banco Itaú — BBA S.A	2014	CDI + 1.70	R$	1	2	3	4
Banco Votorantim S.A.	2013	CDI + 1.70	R$	28	25	53	77
BNDES	2026	TJLP+2.34	R$	8	104	112	119
Bradesco S.A.	2014	CDI + 1.70	R$	1	1	2	1
Bradesco S.A.	2013	CDI + 1.70	R$	104	94	198	296
Bradesco S.A.	2011	105.50 of CDI	R$	—	—	—	351
Bradesco S.A.	2012	106.00 of CDI	R$	990	—	990	—
Debentures (6)	2011	104.00 of CDI	R$	—	—	—	243
Debentures (6)	2014	IGP-M + 10.50	R$	21	352	373	355
Debentures — Government of the State of Minas Gerais. (6) (9)	2031	IGP-M	R$	—	47	47	37
Debentures (6)	2017	IPCA + 7.96	R$	2	501	503	472
Debentures (6)	2012	CDI+ 0.90	R$	1,755	—	1755	1,726
Debentures (6)	2015	IPCA + 7.68	R$	1,368	—	1368	1,285
ELETROBRÁS	2013	FINEL + 7.50 to 8.50	R$	13	13	26	37
ELETROBRÁS	2023	UFIR. RGR + 6.00 to 8.00	R$	74	355	429	373
Santander do Brasil S.A.	2013	CDI + 1.70	R$	20	20	40	61
UNIBANCO S.A	2013	CDI + 1.70	R$	84	77	161	241
UNIBANCO S.A (2)	2013	CDI + 1.70	R$	22	18	40	60
Itaú e Bradesco (4)	2015	CDI + 1.70	R$	200	620	820	891
Banco do Brasil S.A. (8)	2020	TJLP + 2.55	R$	3	20	23	26
UNIBANCO S.A (8)	2020	TJLP + 2.55	R$	1	5	6	6
Debentures V (5) (6)	2014	CDI + 1.50	R$	64	178	242	210
Debentures VI (5) (6)	2011	115% of CDI	R$	—	—	—	79
Debentures VII (5) (6)	2016	CDI + 1.35	R$	4	210	214	—
Debentures LIGHT ENERGIA I (5) (6)	2016	CDI + 1.45	R$	2	56	58	—
Debentures LIGHT ENERGIA II (5) (6)	2019	1.18% of CDI	R$	—	137	137	—
CCB Bradesco S.A (5)	2017	CDI + 0.85	R$	28	122	150	120
ABN AMRO Real S.A. (5)	2014	CDI + 0.95	R$	1	26	27	22
BNDES — (5)	2019	TLJP	R$	53	319	372	190
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	3	10	13	—
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	21	67	88	—
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	40	127	167	—
DEBENTURES (6) (10)	2016	112.5% of CDI	R$	7	28	35	—
BNDES (11)	2033	TJLP + 2.40	R$	1	348	349	262
Debentures (11)	2013	IPCA	R$	135	72	207	182
BNDES — Repasse (11)	2033	TJLP	R$	2	353	355	316
AMAZONIA - FNO	2031	10% a.a	R$	—	55	55	—
BNDES — Principal Sub loan A/B/C/D (10)	2015	Various	R$	—	67	67	366
BNDES (12)	2024	TJLP +2.15	R$	3	37	40	42
CEF S.A (13)	2022	TJLP + 3.50	R$	7	58	65	67
CEF S.A (14)	2021	TJLP + 3.50	R$	6	46	52	54
CEF S.A (15)	2022	TJLP + 3.50	R$	9	86	95	97
BNDES (16)	2019	Various	R$	35	176	211	14
Pool of Banks (16)	2015	CDI + 0.90%	R$	9	9	18	28
CEF S.A (16)	2016	117.5 of CDI	R$	2	9	11	13
DEBENTURES (16)	2017	Various	R$	18	814	832	820
PROMISSORY NOTES (ITAU)	2012	Various	R$	669	—	669	—
BNDES (17)	2016	TJLP + 3.12	R$	27	104	131	158
BNDES (18) CEMIG TELECOM	2017	Various	R$	9	43	52	48
BNDES	2028	URTJ+1.97	R$	1	48	49	—
Others	2025	Various	R$	40	259	299	90
Total Brazilian currency financing				7,763	7,657	15,420	13,036
TOTAL				7,821	7,958	15,779	13,227

(1)                        These interest rates, which are based on the six-month Libor rate plus a spread of 0.81 to 0.88% per year, vary from 2.00 to 8.00 % per year;

(2)                        Loan from the parent company;

(3)                        Exchange rate Swaps for were contracted. The following are the rates for the loans and financings taking the swaps into account: CDI + 1.50% per year;

(4)                        Refers to the senior quotas of the FIDC. See Note 12.

(5)                        Loans, financings and debentures of RME (Light) and Parati.

(6)                        Registered, unsecured, debentures not convertible into shares, without preference.

(7)                        Financing of Transchile.

(8)                        Financing of Cachoeirão.

(9)                        Contracts adjusted to present value, as per changes to the corporate law in accordance with Law 11638/07.

(10)                  Consolidated loans and financings of the TBE group.

(11)                  Loan contracted for the jointly-controlled subsidiary Madeira Energia.

(12)                  Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(13)                  Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.

(14)                  Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.

(15)                  Loan contracted for the jointly-controlled subsidiary VDR S.A.

(16)                  Loan contracted for the jointly-controlled subsidiary TAESA.

(17)                  Loan and financing of Gasmig.

(18)                  Loan arranged by Cemig Telecom — Ativas.

GUARANTEES

The outstanding balance of loans and financing, as at December 31, 2011 is guaranteed by CEMIG as follows:

Reais
Promissory note and collateral	6,148
Receivables	2,195
No Guarantees	5,559
Share pledge	1,393
Statutory lien	428
Federal Treasury Bonds	45
Mortgage	4
Escrow in cash	7
TOTAL	15,779

The consolidated breakdown of loans, per currency and indexer, with the respective amortization, not taking into consideration the transfer of values for the short-term due to non-compliance with a contractual clause, as described in item “a” is as follows:

	2012	2013	2014	2015	2016	2017	2018	2019 and onwards	Total
Currency
U.S. dollar	54	43	25	27	28	18	20	105	319
Euro	3	2	29	2	2	—	—	—	37
UMBNDES (**)	—	—	—	—	—	—	—	—	3
	57	45	54	29	30	18	20	105	359

Indexers
IPCA (Amplified Consumer Price Index)	237	547	475	655	168	167	—	—	2,250
UFIR (Fiscal Reference Unit) / RGR	74	66	66	59	47	37	34	46	429
Interbank Certificate of Deposit (CDI)	5,299	1,451	1,319	628	328	170	35	44	9,274
Eletrobrás Finel internal index	13	13	—	—	—	—	—	—	26
URTJ/TJLP (*)	146	172	191	181	172	143	133	852	1,991
General Price Index — Market (IGP-M)	22	2	354	2	2	2	2	56	443
UMBndes (**)	48	36	37	37	35	15	48	3	258
Others (IGP-DI, INPC) (***)	6	2	2	—	—	—	—	—	10
No indexer	1	716	4	5	4	3	3	2	739
	5,846	3,005	2,448	1,567	756	537	255	1,003	15,420
	5,903	3,050	2,502	1,596	786	555	275	1,108	15,779

( * )                           URTJ = Interest Rate Reference Unit. Adjusted by the Long-term Interest Rate (TJLP)

( ** )                    UMBNDES = BNDES Monetary Unit.

( *** )    IGP-DI inflation index (General Price Index — Domestic Availability).

INPC — National Consumer Price Index.

The following table sets forth the relative variance for the year of 2011 and 2010 for the principal foreign currencies, interest rates and indices applied to Loans, financing and debentures:

Currency	Accumulated Variance in 2011 (%)	Accumulated Variance in 2010 (%)	Index	Accumulated Variance in 2011 (%)	Accumulated Variance in 2010 (%)
United States Dollars	12.58	(4.31)	IGP-M	5.10	11.32
Euro	9.25	(11.14)	CDI	11.64	9.74
			SELIC	11.67	9.81
			IPCA	6.50	5.91

The changes in financing from December 31, 2010 to December 31, 2011 are as follows:

Balance at December 31, 2010	13,226
Acquisition of jointly-controlled subsidiaries — opening balance	648
Loans and financings obtained	3,608
Monetary and FX variation	269
Borrowing costs	(24)
Amortization of borrowing costs	10
Financial charges recorded as provisions	1,349
Financial charges paid	(1,083)
Capitalization	(6)
Amortization	(2,218)
Balance at December 31, 2011	15,779

The consolidated totals of funds raised in 2011 are as follows:

Loans / Financing sources	Maturity of Principal	Interest rates	Amount raised
Moeda Naclonal
Bndes Direto - Finem	2017	UMBNDES + 2.58%	8
Bndes Direto - Finem +1	2017	UMBNDES + 3.58%	8
Debêntures 7th Issue	2016	CDI + 1.35%	212
BNP - Eur 36 MM	2014	Eur + 3.98%	28
Merril Lynch - US$ 50 MM	2016	US$+ 2.59%	29
Bndes Direto - Sub-loan 2	2019	Urtjlp + 1.81%	33
Bndes Direto - Sub-loan 3	2019	Urtjlp + 2.21%	55
Bndes Direto - Sub-loan 4	2019	Urtjlp + 3.21%	55
Bndes Direto - PSI	2019	UMBNDES + 4.50%	1
Debentures 1st Issuance	2016	Cdi + 1.45%	56
Banco do Brasil	2012	Cdi + 1.18%	130
Debentures 2nd Issue	2019	Tjlp + 1.45%	138
Bndes 125 600 MM	2028	UMBNDES + 1.97%	17
Financiadora de Estudos e Projetos FINEP	2018	8.00%	7
BNDES	2028	UMBNDES + 1.97%	49
NP ITAÚ	2012	105.5% of CDI	663
BNDES	2034	2.4% a.a + TJLP	123
BNDES	2025	2.15% + TJLP	1
Banco do Brasil S/A	2012	106.00% of CDI	100
Banco do Brasil S/A	2014	98.5% of CDI	200
Banco do Brasil S/A	2014	98.5% of CDI	210
Eletrobrás	2015	7.00%	17
Eletrobrás	2020	6.00%	75
Eletrobrás	2023	6.00%	23
Bradesco	2012	106% of CDI	1,000
DEBENTURES	2016	CDI + 1.30%	180
DEBENTURES	2016	CDI + 1.30%	95
DEBENTURES	2016	CDI + 1.30%	14
DEBENTURES	2016	CDI + 1.30%	35
BNDES	2023	3% a.a. + TJLP	14
BDMG	2017	Various	1
Itaú BBA - Swap II	2015	Various	3
HSBC	2012	Various	2
Bradesco	2016	Various	23
HP	2016	Various	3
			3,608

The Debentures issued by its subsidiaries and jointly-controlled subsidiaries as at December 31, 2011 have the following characteristics:

Subsidiary	Form and class	Balance in 2011	Guarantee	Interest	COVENANTS	Maturity
Cemig Geração e Transmissão (1)	non-convertible into shares	47	No	IGP-M	No	2014
Cemig Geração e Transmissão (1)	non-convertible into shares	1,368	No	IPCA + 7.68	No	2015
Cemig Geração e Transmissão (1)	non-convertible into shares	1,755	Unsecured (Collateral of Holding)	CDI + 0.90	No	2012
Madeira Energia S.A. (1)	non-convertible into shares	207	Unsecured	IPCA	No	2013
Taesa (1)	non-convertible into shares	206	Unsecured	CDI + 1.30%	No	2015
Taesa (1)	non-convertible into shares	163	Unsecured	IPCA+7.91%	No	2015
Taesa (1) (2)	non-convertible into shares	463	Unsecured	106.0% of CDI	Yes	2017
Cemig Distribuição (1)	non-convertible into shares	503	No	IPCA+7.96	No	2017
Cemig Distribuição (1)	non-convertible into shares	373	Unsecured (Collateral of Holding)	IGP-M + 10.50	No	2031
ETEP (1)	non-convertible into shares	35	Unsecured	112.5% of CDI	No	2016
EATE (1)	non-convertible into shares	167	Unsecured	CDI + 1.30%	No	2016
ECTE (1)	non-convertible into shares	13	Unsecured	CDI + 1.30%	No	2016
ENTE (1)	non-convertible into shares	88	Unsecured	CDI + 1.30%	No	2016
Light 5th Issuance (1) (2)	non-convertible into shares	242	Unsecured	CDI + 1.50%	Yes	2014
Light 7th Issuance (1) (2)	non-convertible into shares	214	Unsecured (also with personal guarantee)	1.35% of CDI	Yes	2016
Light 1st Issuance (1) (2)	non-convertible into shares	57	Unsecured (also with personal guarantee)	1.45% of CDI	Yes	2016
Light 2nd Issuance (1) (2)	non-convertible into shares	137	Unsecured	1.18% of CDI	Yes	2019
TOTAL	non-convertible into shares	6,039

(1) With no renegotiation clause and no debentures in cash.

(2) Complied fully with the covenants.

a) Covenants

Cemig and its subsidiaries Cemig Distribuição and Cemig Geração e Transmissão have contracts for loans and financing which contain covenants, requiring compliance on a semi-annual basis at the end of June and December each year.

At December 31, 2011, one of Cemig’s clauses was not complied with.  However, the company obtained consent from its creditors prior to the stipulated date that they would not exercise their rights to demand immediate or early payment of amounts owed before December 31, 2012.

As of December 31, 2011, two clauses of Cemig Geração e Transmissão were not complied with. The formal consent (waiver) that its creditors will not exercise their rights to demand early or immediate payment of the total amount was obtained on March 14, 2012, after the closing date of the financial statements; Accordingly, the contracts whose clauses were not complied with are recognized in current liabilities. The amount reclassified to the current liabilities as a result of the covenants was R$1,917.

The covenants of contracts for loans and financings of the other subsidiaries and jointly-controlled subsidiaries were fully complied with as of December 31, 2011 and 2010.

The following are the main covenants:

Description of the covenant	Index required
Debt/EBITDA;	Less than or equal to 2.5
Debt/EBITDA;	Less than or equal to 3.36
Net Debt /EBITDA	Less than or equal to 4.00
Current Debt/EBITDA	Less than or equal to 105%
Debt/Shareholders’ Equity + Debt	Less than or equal to 65%
EBITDA/Debt Charges	Greater than or equal to 2.8
EBITDA/Juros	Greater than or equal to 3.0
EBITDA/Financial Result	Greater than or equal to 2.0
Investment/EBITDA	Less than or equal to 75%

Net debt = Total debt less the sum of (the cash balance plus tradable securities).

EBITDA = Earnings before interest, taxes (on profit), depreciation and amortization. Specific criteria for the calculation of EBITDA are made in some contracts, with some variations with respect to this formula.

Three covenants were not complied with as of and for the year ended December 31, 2011, as follows:

Description of the covenant	Index required	Actual index as at Dec 31, 2011
CEMIG
Debt / EBITDA	Less than or equal to 2.5	2.75
Cemig Geração e Transmissão
Current Debt/ EBITDA	Less than or equal to 105%	133.40%
Debt / (Shareholders’ equity + Debt)	Less than or equal to 61%	62.14%

b) Debentures

The debentures issued by the Company’s subsidiaries and jointly-controlled subsidiaries are simple, non-convertible.

c) Commercial promissory notes

On December 28, 2011 the Company concluded the 4th issuance of commercial promissory notes in the total amount of R$1,000 through a public offering for distribution with restricted placement efforts, under the regime of a firm guarantee of subscription through a public offering, in the terms of CVM Instruction 476/09.

The Company issued 100 (one hundred) of notes, with a nominal unit value of R$10 each one, with maturity on December 22, 2012. The nominal unit value will not be updated. The notes will be remunerated at the effective rate of 106% of the interbank deposit rate (“DI”), calculated by CETIP S.A. — Mercados Organizados. The total amount raised will be used for acquisition of asset and replenishment of cash due to investments made by the Company.

d) Issuance of debentures of Light SESA

In May, 2011 Light SESA concluded its 7th issuance of unsecured debentures, non-convertible into shares, in the total amount of R$650 through a public offering,  for distribution with restricted placement efforts, under the regime of a firm guarantee of subscription, in the terms of CVM Instruction 476/09.

The debentures were issued on May 2, 2011, with an entry of funds in cash on May 5, 2011, and they wll be remunerated at the effective rate of 100% of the CDI plus a spread of 1.35% p.a. defined in a bookbuilding process, with half-yearly payments of interest and final maturity on May 2, 2016.

In May 2011 Light Energia concluded its 1st issuance of unsecured debentures, non-convertible into shares, in the total amount of R$170 through a public offering,  for distribution with restricted placement efforts, under the regime of a firm guarantee of subscription, in the terms of CVM Instruction 476/09.

The debentures were issued on April 10, 2011, with an entry of funds in cash on May 12, 2011, and they will be remunerated at the effective rate of 100% of CDI plus a spread of 1.45% p.a. with half-yearly payments of interest and final maturity on April 10, 2016.

20. REGULATORY CHARGES

	2011	2010

Global Reversion Reserve — RGR	59	46
Fuel Consumption Account — CCC	68	51
Energy Development Account — CDE	45	35
Eletrobrás — Compulsory loan	1	1
ANEEL inspection charge	5	4
Energy Efficiency	148	156
Research and Development	217	197
Energy System Expansion Research	4	4
National Scientific and Technological Development Fund	8	8
Alternative Energy Program — Proinfa	23	18
Emergency capacity charge	49	3
0.30% additional payment — Law 12111/09	3	3
	630	526

Current liabilities	368	384
Non-current liabilities	262	142

21. EMPLOYEE POST-RETIREMENT BENEFITS

The Forluz Pension Fund

The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social (“Forluz”) covering substantially all its employees. The purpose of the pension plan is to provide the plan’s members and participants, and their dependents, with additional financial income to complement their retirement.

On December 31, 2004, the actuarial liabilities and the plan’s assets were separated and allocated between CEMIG, Cemig Generação and Transmisão and Cemig Distribuição, based on the proportion of employees in each of these Companies.

FORLUZ provides the following supplementary pension benefit plan for its participants:

Mixed Benefits Pension Plan (Plan B): This plan operates as a defined-contribution plan during the phase of accumulation of funds for retirement benefits for normal time. The plan operates as a defined-benefit plan, providing disability and life insurance benefits for active employees and receipt of benefits for time contributed. The sponsors match the basic monthly contributions of the participants. Plan B is the only plan open for enrollment by new participants.

The sponsors’ contribution to this plan is 27.52% for the portion with defined benefit characteristics, related to the coverage for disability or death for the active participant, and this is used for amortization of the defined obligation through actuarial calculations. The remaining 72.48%, related to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the current income statement as and when the Company makes payments, under Personnel expenses.

Paid-off Benefits Pension Plan (Plan A): This plan includes all currently employed and assisted participants who elected to migrate from the Company’s previously sponsored defined benefit plan, and who are entitled to a proportional paid-off benefit. For active employees, this benefit has been deferred until the date of retirement.

CEMIG, Cemig Geração e Transmissão and Cemig Distribuição also maintain, independently of the plans made available by FORLUZ, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employee and dependents, administered by FORLUZ.

Separation of the Health Plan into Cemig Saúde

On August 26, 2008, FORLUZ’s Executive Council, complying with orders issued by the Department of Supplementary Pensions (SPC), decided to transfer the management of CEMIG’s Integrated Health Plan (PSI), to another entity to be created for ths purpose, called Cemig Saúde. The reasoning as to why SPC issued such orders was that it believed it would be difficult if not impossible for health plans to retain participants that were not also participants in the companies’ pension and retirement plans. The dental and pension plans are still managed by FORLUZ. The process of separating PSI into Cemig Saúde was concluded in 2010, and all existing benefits and coverages were kept.

Amortization of Deficit in Actuarial Reserves

In this Note the Company presents its actuarial obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and Life Insurance Plan in accordance with the standards set forth in IAS 19 (Employee Benefits) and an independent actuarial report prepared as of December 31, 2011.

The Company recognized an obligation for post-employment benefits, in the amount of R$847 as at December 31, 2011 (R$868  as at December 31, 2010) related to actuarial losses from prior years related to the pension fund.  These obligations are being amortized in monthly installments, until June 2024, and are calculated under the fixed-installment system (“Price Table”). After the Third Amendment to the FORLUZ Agreement, the amounts began to be adjusted only by the Amplified National Consumer Price Index (IPCA) published by IBGE (Brazilian Institute of Geography and Statistics), plus 6% per year.

The post-employment obligation, as included in the Company’s consolidated statement of financial position, represents the difference between the amount of debt as agreed-upon with FORLUZ for amortization of the actuarial obligations and the actuarial liability to the pension fund, as calculated by an independent actuary. Because the Company is required to pay this debt even if FORLUZ has a surplus, the Company recorded the debt in full against shareholders’ equity on the transition date and then recorded the impacts related to monetary updating and interest in the financial result.

The Braslight Pension Fund

Light is a sponsor of Fundação de Seguridade Social Braslight (“Braslight”), a non-profit private pension plan entity whose purpose is to guarantee retirement revenue for Light employees subscribed with the Foundation, and a pension to their dependents.

Braslight was established in April 1974, and has four plans — A, B, C and D — implemented in 1975, 1984, 1998 and 2010, respectively. Around 96% of the active participants that were formerly in plans A and B have migrated to plan C.

While Plan A and Plan B are defined-benefit plans, Plan C is a mixed plan in which the specified benefits (retirement not arising from disability, and the respective pension reversal), during the capitalization phase are treated as a defined-contribution, without any connection with the INSS (National Institute of Social Security), and the risk benefits (health care assistance, retirement for disability, and life insurance benefits), as well as those of continued post-retirement income, once granted, are treated as a defined benefit. In Plan D, the benefits are the defined contributions before and after their concession.

On October 2, 2001, the Department of Supplementary Pensions approved a resolution with regards to the actuarial deficit and refinancing of the Braslight amortizable pension plan reserve, which were then fully recognized.  Based on this resolution, the reserve is being amortized on a straight-line basis in 300 monthly installments, starting in July 2001. The installments are monetarily updated for variations in the IGP-DI plus 6% interest per year.  As of December 31, 2011, the Braslight pension plan reserve totaled to R$1,095 (R$1,016 as of December 31, 2010). The proportion of the reserve, amortization, and related accumulated amortization, consolidated into CEMIG’s consolidated financial statements was 32.48% based on its percentage ownership in Light as of December 31, 2011 (26.06% in 2010).

The liabilities and expenses recognized by Light in connection with the supplementary retirement plan are adjusted in accordance with the terms of IAS 19 (Employee Benefits) and in conformity with the information as provided in a report by independent actuaries. The 2011 independent actuarial valuation was performed as of December 31, 2011.

Independent Actuarial Information

The tables below present Cemig’s consolidated actuarial information for the years ended December 31, 2011, which includes the additional amount related to the proportional consolidation of Light, as mentioned above:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Present value of funded obligations	7,254	626	18	540
Fair value of the plan’s assets	(6,893)	—	—	—
Present value of unfunded obligations	361	626	18	540
Unrecognized actuarial gains (losses)	96	(59)	13	(53)
Net liabilities	457	567	31	487
Addition amount related to the debt to Forluz	390	—	—	—
Total net liabilities	847	567	31	487

As previously mentioned, the Company records an additional obligation corresponding to the difference between the obligation for supplementing the retirement pensions stated in the actuarial report and the debt agreed upon with FORLUZ.

The unrecognized actuarial gains and losses that exceeded 10% of the total post-employment benefit obligations will be recognized in the income statement over approximately 11 years, which is the average time of future service of present active participants, since 2009.

The changes in the present value of the Company’s defined-benefit obligations from December 31, 2010 to December 31, 2011 were as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Defined-benefit obligation as of 12/31/2010	6.657	575	17	466
Cost of current service	7	10	—	5
Interest on the actuarial obligation	673	58	2	48
Actuarial losses (gains) recognized	421	38	—	31
Benefits paid	(504)	(55)	(1)	(10)
Defined-benefit obligation as of 12/31/2011	7.254	626	18	540

The changes in the fair value of the plan assets of the plans from December 31, 2010 to December 31, 2011 were as follows:

Pension plans and retirement supplement plans
Fair value of the plan assets of the plan as of 12/31/2010	6,540
Expected return	729
Employer Contributions	128
Benefits paid	(504)
Fair value of the plan assets of the plans as of 12/31/2011	6,893

The amounts recognized in the income statement for the year ended December 31, 2011 were as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Current service cost	7	11	—	5
Interest on the actuarial obligation	673	58	2	48
Expected return on plan assets	(732)	—	—	—
Actuarial losses (gains) recognized	—	—	(1)	—
Expense in 2011 as per the actuarial report	(52)	69	1	53
Adjustment related to debt with FORLUZ	158	—	—	—
Total expense recorded in 2011	106	69	1	53

The changes in net liabilities from December 31, 2010 to December 31, 2011 are as follows:

	Pension plans and retirement supplement plans				Life
Parent Company	FORLUZ	BRASLIGHT	Health Plan	Dental Plan	Insurance	Total
Net liabilities as at December 31, 2010	868	265	554	30	444	2,161
Expenses incurred	106	57	69	1	53	286
Contributions paid	(127)	(31)	(56)	—	(10)	(224)
Acquisition of equity interest in Light	—	65	—	—	—	65
Net liabilities December 31, 2011	847	356	567	31	487	2,288
Current liabilities	75	26	—	—	—	101
Non current liabilities	772	330	567	31	487	2,187

The expenses with pension funds are recorded in financial result as they represent the interest and monetary adjustments related to the debt with Forluz, as mentioned previously in this Note. The expenses related to the health, dental, and life insurance plans are recorded as other operating expenses.

The independent actuary’s estimate for the expense to be recognized for 2012 is as follows:

	Pension plans and retirement supplement plans Forluz	Health Plan	Dental Plan	Life Insurance
Current service cost	8	11	—	5
Interest on the actuarial obligation	703	60	2	54
Expected return on plan assets	(735)	—	—	—
Actuarial losses (gains) recognized		1	(1)	1
Estimated expense in 2012	(24)	72	1	60

The independent actuary’s estimate for the payment of benefits during 2012 is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Estimated payment of benefits in 2012	540	48	1	16

The Company and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição expect to make contributions totaling R$194 to the pension fund during 2012.

The main categories of the plan’s assets, as a percentage of the plan’s total assets, are as follows:

	CEMIG, Cemig Geração e Transmissão e Cemig Distribuição
	2011	2010
Shares in Brazilian companies	16.31%	15.00%
Fixed income securities	83.69%	85.00%
	100.00%	100.00%

The Company’s consolidated pension plan assets include the following assets, valued at fair value, held by both CEMIG and Light:

	2011	2010
Non-convertible debentures issued by the sponsors	367	450
Shares issued by the sponsors	12	10
Real estate properties of FORLUZ, occupied by the sponsors	192	185
	571	645

The table below presents the key assumptions used by the Company for its defined benefit pension plans for the years ended December 31, 2010, and December 31, 2011:

	2011	2010
Annual discount rate	10.07%	10.50%
Annual expected return on the plan’s assets	10.98%	11.50%
Annual long-term inflation rate	4.30%	4.50%
Annual salary increases	6.39%	6.59%
Average Mortality table	AT-2000	AT-2000
Disability table	Light Average	Light Average
Mortality table for disabled persons	IAPB-57	IAPB-57

22. PROVISIONS AND CONTINGENCIES

Cemig and its subsidiaries and jointly-controlled subsidiaries are parties to various legal proceedings in Brazil arising from the normal course of business, regarding tax, labor, civil and other issues.

Proceedings in which the Company is a debtor

The Company and its subsidiaries and jointly-controlled subsidiaries have recorded provisions for contingenies for the proceedings where the expectation of loss is considered as more likely than not and that an outflow of resources will be required to settle the obligation, as follows:

	Balance in 2010	Additions (–) Reversals	Updates	Write-off	Balance in 2011
Labor claims
Sundry	115	7	6	—	128

Civil lawsuits	—	—	—	—	—
Personal injury	20	66	—	—	86
Rate increase — Cruzado Plan	26	10	2	—	38
Environmental	4	53	—	—	57
Other	90	(1)	10	(13)	86

Tax
FINSOCIAL	22	—	—	—	22
PIS and COFINS	8	1	1	—	10
ICMS	32	12	2	—	46
INSS	18	4	1	—	23
Other	9	7	1	—	17

Regulatory
ANEEL administrative proceedings	27	7	2	—	36
Total	371	166	25	(13)	549

The management of Cemig believes that any disbursements in excess of the amounts accrued after the outcome of the respective processes will not have a material effect on the result of operations and the individual and consolidated financial position and of the Company.

Details on the principals, provisions and contingent liabilities are as follows:

Provisions recorded for processes with the expectation of loss that is more likely than not and contingent liabilities connected to processes with the expectation of loss that are more likely not to happen.

Labor claims

The grievances under the labor laws are basically disputes regarding overtime, allowances for dangerous work, property damages and pain and suffering.

The total amount of this contingency is approximately R$524, of which R$129 was provisioned.

Civil lawsuits — Personal injury

Cemig is party to various civil actions related to compensation for moral damages arising mainly from incidents during the normal course of business, in the amount of R$189, of which R$87 were provisioned.

A reassessment of the likelihood of loss of various processes, based on the opinion of the Company’s legal counsel, was the main reason for provisions made in 2011, totaling R$67, which changed to losses more likely than not that it will be required to outlay financial resources to settle the obligation.

Among these actions there are processes related to the accident on February 27, 2011 in the town of Bandeira do Sul. The Company emphasizes that the most significant impact of these actions are not financial, but the exposure of the Company’s image.

Rate increase - Cruzado Plan

A number of industrial consumers brought legal actions against the Company seeking refunds of amounts paid to Cemig as a result of a rate increase that became effective during the Brazilian government’s economic stabilization plan (Cruzado Plan) in 1986, alleging that these increases violated the price controls instituted as part of that plan. The exposure for these rate increase claims is approximately R$47 as of December 31, 2011, and R$38 was recorded as a provision.

Environmental Matters

The Company and its subsidiaries are party to a number of administrative and judicial proceedings and claims involving environmental matters, regarding protected areas, environmental licenses and recuperation of environmental damage in the amount of approximately R$79, of which R$57 has been recorded as a provision.

The Company is challenging in court the environmental compensation, established in 2011, calculated based on Law 9985 of 2000 and Decree 6848 of 2009, which corresponds to 0.5% of the reference value of the project for implementation of the Santo Antônio hydroelectric power plant and its transmission system in stretch of the Madeira River, established in Installation Permit 540 of 2008 and defined in Operating License 1044, 2011, issued by the Brazilian Institute of Environment and Natural Renewable Resources (IBAMA). These features are intended to compensate the environmental impacts caused by the work, are updated by the Special IPCA and at December 31, 2011 amount to R$52. This compensation is being considered as a priority by the Federal Environmental Compensation Committee to set the allocation of resources. The environmental expenses recorded as provisions were recorded as cost of Construction in progress - Reservoirs, dams and water courses.

The Company and its wholly-owned subsidiaries are defendants in various other public civil actions where the amounts involved cannot be assessed accurately, due to the fact that most of these lawsuits are related to alleged environmental damages and require indemnity, recuperation of damaged areas and compensation measures that will be defined in the course of the proceedings, often requiring experts to verify the amounts. Also, class actions may benefit third parties not originally involved in the proceedings, who may be entitled to further damages or compensations. Hence, we can not specify the amount involved in these proceedings.

Value-added tax

Since 1999, Light has been inspected a number of times by the tax authorities of the state of Rio de Janeiro for ICMS (value-added tax) infringements. As of December 31, 2011, the Company had received but had yet to make payment on certain infringement notices received from the tax authorities. Based on review of the infringement notices and on consultations with its legal department, Management believes that only part of the infringement amounts claimed represent a probable risk of loss for which the existence of a present obligation on the date of the financial statements is more likely than not, provisioned in the amount of R$105. Cemig percentage of that amount is R$34.

Gasmig recorded a provision related to ICMS credits on purchase of fixed assets used in the network in the amount of R$22, and Cemig’s percentage of represents a quota share of R$12.

Adicionatily, the Company is a defendant in various administrative and legal proceedings brought by the State Tax Department of Minas Gerais, claiming ICMS and, in the event that the Company has to pay the tax on these transactions, it will be able to request reimbursement by the consumer to recover the value of the tax plus any penalties. The main proceedings are: the non payment of the ICMS on TUSD since the amount of the tax due has been divided in compliance with preliminary injunctions granted under a writ of security issued by those consumers and the demand contracted and not used that was billed during the period from January 2005 to December 2010, since the value of tax was excluded from the electric power bills, in compliance with the injunction granted; IMIDEC (the Institute for Defense of the Consumer of Minas Gerais) ciled a civil lawsuit against Cemig Distribuição, questioning the ICMS on the total invoice and not only on the service provided; Cemig was notified, as joint obligor, in sales operations of the surplus electricity made to industrial consumers during the period rationing of rationing power, when the Department of Finance Scretary of the State of Minas Gerais demanded the payment of ICMS on these transactions. No provision was recorded and the estimated amount of the contingency is R$434.

Contingent liabilities, whose expected loss is considered as more likely than not that out flows of financial resources will be required to settle the obligation

Taxes and other contributions

The Company and its subsidiaries and jointly-controlled subsidiaries are parties to various administrative and judicial proceedings relating to Taxes. The details of the main lawsuits are as follows:

Indemnity of the additional pay for year worked (Anuênio)

The Company and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição paid an indemnity to the employees in 2006, in the amount of R$178, in exchange for the rights to future payments of additional pay for yaer worked (Anuênio) which would be incorporated into salaries. The Company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the Federal Tax Authorities, the Company and its subsidiaries decided to file for writes of security to enable payment in court of the amount of any obligations, in the amount of R$192 as of December 31, 2011 posted under Deposits connected to legal actions in Long term assets.

Employee Profit sharing

In 2006, Cemig was notified by the National Social Security Institute, INSS, as a result of the non-payment of the social security contribution on the amounts paid as profit sharing during the period from 2000 to 2004, representing R$141 as at December 31, 2011. The Company appealed at the administrative level against the decision. No provision has been recorded since Cemig believes it has arguments on the merit for defense, and an adverse outcome in this action is considered to be possible, but not probable.

Social security contributions

The Brazilian Federal Revenue Department filed administrative proceedings against Cemig, Cemig Geração e Transmissão and Cemig Distribuição, in respect of pension contributions under various headings: profit sharing, worker food program (PAT), education allowance, payments for overtime , exposure to risk in the workplace, SEST / Senat, a fine for breach of accessory obligations. The Company has presented its defenses and is awaiting a hearing.

The expectation of loss in these actions is considered more likely that there is no cash outflow to settle an obligation and the amount of the contingency is approximately R$781.

Federal Contribution - FINSOCIAL

The Federal Government filed a lawsuit against the Company, in order to rescind the judgment in the rescission action filed previously by Cemig, where it challenges the FINSOCIAL contribution, arguing that the action filed by Cemig was filed after the statute of limitations of two years. On December 31, 2011, the amount involved in this action was, approximately, R$68.

Offsetting of federal taxes credits

The Federal Revenue Department Company did not ratify the declaration of offsetting of credits resulting from undue payment , or overpayment, by the Company related to various tax administrative processes with respect to proceedings regarding offsetting of federal taxes. Cemig is contesting the related tax postings made by the federal tax authority. The amount of the contingency is R$424.

Consolidated tax return (DIPJ) — restitution and compensation

The Company is a party to administrative proceedings involving claims for restitution and compensation arising from negative balances presented in the DIPJs for calendar years 1997 to 2000, and overpayments, identified by the corresponding documents for receipt of payment of federal revenue (DARF) and declarations of federal taxes and contributions (DCTF) . The amount of the contingency is R$296.

PIS/COFINS tax rate

Cemig was notified for underpayment of PIS / COFINS due to incorrect exclusions of financial expenses from the base for calculating contributions. Although the Company collected PIS / COFINS on financial income, the Federal Revenue Department  considers that the amount was underpaid. The amount of the contingency is R$81.

The Company is a defendant in various legal proceedings in which the plaintiffs demand suspension of payment of PIS and COFINS, on the grounds that the imposition of such contributions in the context of electricity invoices is illegal. The amount of the contingency is R$41.

Regulatory matters

CRC Account

Prior to 1993 Brazilian electricity concession holders were guaranteed, by law, a rate of return on investment in assets used in the providing of electricity services to clients. The rates charged to users were uniform throughout the country, and the profits generated by the more profitable concession holders were reallocated to less profitable concession holders, in such a way that the rate of return for all the companies was equal to the national average. The deficits which the majority of the Brazilian electricity concession holders suffered were recorded in the “CRC Account” of each company. When the CRC Account and the guaranteed-return concept were abolished, Cemig used its positive balances in the CRC Account to offset its liabilities to the Federal Government.

Aneel filed an administrative action against the Company, contesting credit related to these positive balances and on October 31, 2002 it issued a final administrative decision. On January 9, 2004, the National Treasury issued a collection notice in the amount of R$516. Cemig filed a writ of security to suspend inclusion of the credit in the register of delinquent debtors of credits to the federal government (Cadin). Although the writ was denied by the lower court, an appeal was made to the Federal Court of the First Region, which granted Cemig a temporary injunction suspending inclusion in Cadin. On December 31, 2011, the amount involved in this action was R$1,015, and no provision has been recorded.

Contracts for public illumination (CIP)

The Company is defendant in several public class actions challenging the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by Cemig in the estimate of time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). On December 31, 2011, the amount involved in this action was, approximately, R$1,183.

Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity transactions on the wholesale electricity market during the period of rationing. It obtained a decision in its favor in February 2006, which ordered the CCEE to recalculate the transactions during the period of rationing disregarding Dispatch 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for CEMIG, referring to the expense on purchase of power in the short-term market, in the CCEE, in the amount of approximately R$124 as of December 31, 2011. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirements to pay in court the amount owed arising from the Special Financial Settlement carried out by the CCEE. No provision has been constituted since Cemig believes it has arguments on the merit for defense.

Civil lawsuits — low-income consumers

Exclusion of some consumers as low-income

The Federal Public Prosecutor filed a public civil action against the Company and ANEEL, to prevent the exclusion of some consumers classified in the low-income residential rate sub-class, requesting condemnation of the Company to pay double the amount paid in excess by the consumers. The request was upheld, however, the Company and ANEEL appealled the decision and are awaiting a hearing. The total amount of the contingency is R$123.

Tariff adjustment — Neutrality of Parcel A

The Municipal Association for Protection of the Consumer and the Environment (AMPROCOM) and the Brazilian Association of Consumers (ABC) filed lawsuits against the Company and ANEEL, aiming at identifying all consumers who were adversely affected in the periodic review process and annual tariff adjustment in the period from 2002 to 2009, and the refund through a credit in the electricity bills, of the amounts for which they were incorrectly charged, through not disregarding the impact of future changes in demand for power consumption of non manageable cost components (Portion A) and the incorrect incorporation of these gains in the manageable costs of the distributer (Portion B), causing the economic-financial imbalance of the contract. The estimated value of the contingency is R$1,061, where all consumers in the Cemig Distribuição concession area are considered.

Tax contingencies of Light SESA

The tax contingencies with a probability of loss considered more likely than not that an outflow of financial resources will be required to settle the obligation as at December 31, 2011 recognized by Light SESA, correspond to: the demand for income tax and social contribution on the earnings of the LIR and LOI since 1996; non ratification of compensation for claims of withholding income tax credits on financial investments and withholding tax on payments of power bills made by public bodies; a fine for alleged breach of accessory obligations related to the delivery of electronic files related to calendar years 2003 to 2005; tax assessment notice drawn up for the collection of ICMS on the amounts of economic subsidies targeted to low-income consumers; ICMS on commercial losses; Inspection Fee for Occupation and Permanence in Public Area, Streets and Roads (TFOP), levied by the Municipality of Barra Mansa; withholding tax on amounts paid by Light SESA as dividends, on the argument that they result from non-existent income; tax assessment for charge ICMS, due to the use of accumulated ICMS credits of Rheem Embalagens Ltda. on the acquisition of inputs and raw materials within the State of Rio de Janeiro. These lawsuits come to the total amount of R$860,  the amount corresponding to Cemig’s interest in the capital of Light at December 31, 2011.

Claims in the Ordinary Course of Business

Additionally, the Company is involved as plaintiff or defendant in other, less relevant, litigation related to the normal course of its operations, in the amount of R$516. Management believes it has adequate defense for these disputes and does not expect material losses related to these issues, that may have an adverse effect on the financial position and results of operations.

Proceedings in which the Company is a creditor and with probable entry of economic benefits

PASEP and COFINS — Expansion of the Base for Tax Calculation Purposes

The Parent company filed a legal suit challenging the expansion of the taxable base for PIS and COFINS tax calculation purposes on financial revenue and on other non-operating revenues during the period from 1999 to 2004, through Law 9718 of November 27, 1998. In the event of a favorable judgment in the final instance (subject to no further appeal) — and we point out that the Federal Supreme Court has ruled on similar cases in favor of the taxpayer — the gain to be recorded in the income statement will be R$195, net of income tax and social contribution.

23. SHAREHOLDERS’ EQUITY

(a)                        Share Capital

The fully paid-in shares , each with a par value of R$5.00, are distributed as follows:

	Number of shares as of December 31, 2011
Shareholders	Common	%	Preferred	%	Total	%
The State of Minas Gerais	151,993,292	51	—	—	151,993,292	22
Other entities of The State of Minas Gerais	40,197	—	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	—	—	98,321,592	14
Other:
In Brazil	35,420,497	12	73,185,353	19	108,605,850	16
Abroad	12,494,090	4	303,902,089	79	316,396,179	47
Total	298,269,668	100	384,144,914	100	682,414,582	100

	Number of shares as of December 31, 2010
Shareholders	Common	%	Preferred	%	Total	%
The State of Minas Gerais	151,993,292	51	—	—	151,993,292	22
Other entities of The State of Minas Gerais	40,197	—	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	—	—	98,321,592	14
Other:
In Brazil	35,084,145	12	88,391,812	23	123,475,957	18
Abroad	12,830,442	4	288,695,630	75	301,526,072	45
Total	298,269,668	100	384,144,914	100	682,414,582	100

Earnings Per Share

Considering that  each class of shares participates equally in the income presented, the earnings per share in 2011 and 2010, of R$3.54 and R$ 3.41, respectively, were calculated based on the weighted average  of the Company’s shares outstanding in each of the abovementioned years.

The weighted average number of shares used in calculating basic and diluted earnings per share is as follows:

Weighted average of shares	2011	2010
Balance at January 1,
Common shares	298,269,668	271,154,243
Preferred shares	384,144,914	349,222,649
	682,414,582	620,376,892
Effects of share issues in April 2010
Common shares	—	27,115,425
Preferred shares	—	34,922,265
	—	62,037,690
Weighted average of shares at December 31
Common shares	298,269,668	289,231,193
Preferred shares	384,144,914	372,504,159
	682,414,582	661,735,352

Shareholders’ Agreement

On August 1, 2011, the Government of the State of Minas Gerais signed a Shareholders’ Agreement with AGC Energia S.A. with intervention and consent of BNDES Participações S.A. with validity for fifteen years. The agreement maintains the state of Minas Gerais as a hegemonic, isolated and sovereign controller of the Company and attributes a few prerogatives to AGC Energia in order to contribute to the Company’s continued sustainable growth, amongst other contractual terms.

Return of Advance for Future Capital Increase (“AFAC”)

In 1995, 1996 and 1998,  by the State of Minas transferred financial resources intended for a capital increase in the historical amount of R$27. In 2011, the Ministry of Finance requested the return of the amounts of these resources for future capital increases of AFAC, monetarily updated, since the aforementioned year the funds had not been used for the payment of shares in a capital increase.

In response to this request, the Board of Directors, on December 27, 2011, decided to return the Advance for Future Capital Increase (“AFAC”) to the State of Minas Gerais, in the amount of R$93, corresponding to the historical amount of R$27, adjusted by the IGP-M (General Index of Market Price) for the period and the financial expense corresponding to the monetary update of the future capital increase, in the amount of R$66, was recorded in 2011.

Capital increase to be proposed to the Annual Shareholders’ Meeting in April 2012

Cemig’s Board of Directors will propose a capital increase to the Annual Shareholders´ Meeting mainly through the use of its Profit reserves.

The approval of an increase in Cemig’s  capital from R$3,412 to R$4,265 through the issuing of 170,603,646 new shares, through the capitalization of R$822 of the balance of the Profit Retention Reserve and R$31 originating from the incorporation of portions of the Loan Assignment Agreement of the remaining balance of the CRC, distributing to shareholders as a result, a bonus of 25% in new shares, of the same kind as the priorly held shares and with a par value of R$5.00, will be proposed.

(b)          Reserves

The breakdown of Capital Reserves and Profit Reserves is presented as follows:

	2011	2010
Capital Reserves
Interest on investments in fixed assets in progress — Own capital	1,313	1,313
Donations and subsidies for investment	2,573	2,573
Additional paid-in capital	69	69
Treasury Shares	(1)	(1)
	3,954	3,954

The reserve for interest on investments in fixed assets in progress — own capital refers to the interest on the shareholders’ equity used in constructing assets and facilities, which is recorded in property, plant, and equipment as corresponding entries against shareholders’ equity. Cemig decided to stop forming this reserve as from 1999.

The reserve for Donations and Subsidies for Investments refers basically to the compensation by the Federal Government of the difference between the profitability obtained by CEMIG up to March 1993 and the minimum return guaranteed by the legislation in effect at the time. The funds were used in the amortization of various obligations payable to the Federal Government, and the remaining balance originated the CRC contract.

Treasury shares refer to the shares transferred from FINOR originating from funds invested in CEMIG’s projects in the area covered by SUDENE (Superintendency for the development of the Northeast) due to tax incentives.

	2011	2010
Profit Reserves
Statutory Reserve	1,141	1,435
Profit retention Reserve	1,383	799
Proposal for distribution of additional dividends	86	67
Legal Reserve	683	573
	3,293	2,874

Statutory Reserve

The Statutory reserve is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Profit Retention Reserve

The Profit Retention Reserve refers to profits not distributed in previous years to ensure the implementation of the Company’s Investment Program, and the retentions supported by capital budgets approved by the Board of Directors in the periods in question. The main acquisitions of interests in other companies are a result of the retention of the aforementioned funds which more detail is presented in Note 14.

Proposal for distribution of additional dividends

The Company recorded R$86 in the Profit Reserve related to the portion of dividends proposed by management which exceeds the required minimum annual dividend distribution of 50% of net profit for the year, established in the Company’s by-laws.

Legal Reserve

This reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital as established by Article 193 of Brazillian Coporate Law 6,404. Accordingly, the Company opted to appropriate 4.52% of the net income as at December 31, 2011, in the amount of R$109 in order to comply with the law.

(c)          Dividends

Ordinary dividends

50% of the net income for the year must be used for distribution as a mandatory dividend to the Company’s shareholders, as established in the Company’s by-laws.

Preferred shares have priority in the reimbursement of capital and participate in the profit under equal conditions with common shares. Preferred shares have a right to an  annual minimum dividend equal to the greater value between 10% of their par value; or 3% of the shareholders’ equity associated with the shares

Under the by-laws, CEMIG’s shares held by private individuals have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient profits to pay dividends to its shareholders. This guarantee is given by the State of Minas Gerais in the terms of Article 9 of State Law 828 of December 14, 1951 and Article 1 of State Law 8796 of April 29, 1985.

The declared dividends shall be paid in two equal installments, the first not later than June 30 and the second not later than December 30 of each year following the generation of profit. The Board of Directors is responsible for observing these deadlines and determining the place of payment and the process for payment.

The calculation of the dividends proposed for distribution to shareholders based on the Company’s profit for the year-ended December 31, 2011 is as follows:

Minimum Dividend Distribution Calculation as required by the by-laws	2011
Par value of preferred shares	1,921
Percentage applied to the par value of preferred shares	10.00%
Amount of dividends per first payment criteria	192

Shareholders’ equity	11,745
Preferred shares as a percentage of Shareholders’ equity (net of shares held in Treasury)	56.29%
Portion of Shareholders’ equity represented by preferred shares	6,611
Percentage applied to the portion of Shareholders’ equity represented by preferred shares	3.00%
Value of the dividends per second payment criteria	198

Minimum obligatory dividends required by the by-laws for preferred shares	198

Mandatory Dividend Calculation
Profit (loss) for the year	2,415
Mandatory dividend — 50.00% of profit for the year	1,208

Dividends proposed	1,294
Total dividends for preferred shares	728
Total dividends for common shares	566

Dividends per share — R$
Minimum obligatory dividend required by the by-laws for preferred shares	0.29
Mandatory dividend	1.77
Proposed dividend	1.90

Extraordinary dividends

Cemig’s Bylaws establishes that, without prejudice to the mandatory dividend, each year, or more frequently if the availability of cash permits, the Company will use the specific profit reserve for the distribution of extraordinary dividends, up to the limit of the cash available, as decided by the Board of Directors subject to compliance with the Company’s Strategic Plan and the dividend policy specified therein.

The following extraordinary dividends were paid by the Company in 2011 and 2010:

•                  In a meeting held on December 16, 2010, the Board of Directors decided to declare an extraordinary dividend in the amount of R$900, or R$1.32 per share, using the profit reserve established under the Bylaws for this purpose. The payment of these dividends took place on December 29, 2010.

•                  In a meeting held on December 15, 2011, the Board of Directors decided to declare an extraordinary dividend, in the amount of R$850, or R$1.25 per share, using the profit reserve established under the Bylaws for this purpose. The payment of these dividends took place on December 28, 2011.

(d)          Accumulated Foreign Currency Translation Adjustments and Other Comprehensive Income

	2011	2010
Accumulated Foreign Currency Translation Adjustments and Other Comprehensive Income
Deemed Cost of the Generation Assets	1,080	1,210
Foreign Currency Translation Adjustments	5	(1)
Cash Flow Hedge Instruments	1	1
	1,086	1,210

The translation adjustments refer to the foreign exchange difference calculated on the translation of Transchile’s financial statements based on the exchange rates for assets and liabilities at the end of the year, recorded directly in the abovementioned Shareholders’ Equity account.

The amounts recorded as deemed cost of generation assets are due to a new valuation of the generation assets, with the definition of their fair value by their replacement cost at the first time adoption of IFRSs as at January 1, 2009. The new valuation of the generation assets resulted in an increase in the value of these assets, recorded in a specific shareholders’ equity account, net of tax effects.

24. REVENUE

	2011	2010 (Reclassified)	2009 (Reclassified)
Supply of electric power (a)	16,841	14,821	14,743
Revenue from use of the electricity distribution grid — TUSD (b)	1,974	1,658	1,332
Revenue from use of the transmission system (c)	1,473	1,198	903
Construction revenue (d)	1,533	1,341	1,291
Other operating income (e)	990	924	917
Taxes on revenue (f)	(6,997)	(6,095)	(5,737)
Net operating revenue	15,814	13,847	13,449

(a)              Supply of electric power

The breakdown of the supply of electric power by consumer class is as follows:

	GWh ( * )			R$
	2011	2010	2009	2011	2010 (Reclassified)	2009 (Reclassified)
Residential	10,742	9,944	9,744	5,452	4,833	4,626
Industrial	26,029	24,826	22,638	4,366	3,	3,857
Commerce, services and others	6,985	6,227	6,197	3,045	2,718	2,740
Rural	2,647	2,467	2,221	708	632	572
Governmental entities	1,191	1,083	1,071	531	467	467
Public lighting	1,371	1,220	1,226	357	310	309
Public service	1,439	1,360	1,338	425	394	395
Subtotal	50,404	47,127	44,435	14,884	13,290	12,966
Own consumption	57	53	52	—	—
Unbilled, net	—	—	—	75	(71)	2
	50,461	47,180	44,487	14,959	13,219	12,968
Wholesale supply to other concession holders (**)	14,458	14,205	13,860	1,577	1,445	1,634
Power transactions on CCEE	5,138	4,785	2,542	269	133	137
Sales under the PROINFA program	121	85	20	36	24	4
Total	70,178	66,255	60,909	16,841	14,821	14,743

( * ) The MWh column includes of the total electricity sold by Light, proportional to the Company’s equity interest.

( ** ) Includes Contract for Trading of Electricity on the Regulated Market Sale (CCEAR) and bilateral contracts with other agents.

Tariff Review — Cemig Distribuição

On April 8, 2011, ANEEL approved the tariff adjustment rate of Cemig Distribuição S.A. The result ratified by ANEEL represents a rate increase of 10.47%, consisting of two components: (i) Structural component of 8.08% for non-manageable costs (Portion A) and manageable (Portion B) and (ii) Financial component of 2.39%, effective until April 2012. With the removal of the financial components considered in the tariff process in 2010, of 3.23%, the average effect felt by the Company’s captive customers is 7.24%.

Tariff Review — Light

On November 1, 2011, ANEEL approved the tariff adjustment of Light SESA for 2011. The result ratified by ANEEL represents a rate increase of 6.57%, consisting of two components: (i) Structural component of 7.21% for non-manageable (Portion A) and manageable (Portion B) costs and (ii) Financial component, which be effective until October 2012, of -0.64%. Considering the removal of the financial component present in Light’s rates in effect until this date, of -1.33%, the proposal represents an average rate increase for consumers of 7.82%.

(b)              Revenue from use of the electricity distribution grid — TUSD

A representative portion of the Large Industrial Consumers in the concession area of Cemig Distribuição and Light that are allowed to choose their power suppliers such as Cemig Geração e Transmissão and other power generating companies, also referred to as “free” consumers. Accordingly, the charges for the use of the distribution network (“TUSD”) of these “free” consumers are charged separately and recorded under this caption.

(c)              Revenue from use of the transmission system

	2011	2010	2009

Revenue from use of the basic transmission system	1,293	1,091	764
Revenue from connection system	180	107	139
	1,473	1,198	903

For the old concessions, Revenue from use of the basic transmission system refers to the rate charged from the electric sector agents, including free consumers connected to the high tension system, for use of the basic transmission system, owned by the Company, together with the interconnected Brazilian system after deducting the amounts received that are used for amortization of the financial assets.

For the new concessions, including the portion received from the agents from the electric sector referring to the operation and maintenance of transmission lines and also the adjustment to present value of the financial assets of established  transmission, for the most part during the period of construction of transmission enterprises. The rates used for restating the assets correspond to the remuneration of the capital invested in the projects, varying in accordance with the model of the enterprise and the cost of the investor’s capital.

(d)              Construction Revenue

Construction Revenue is fully offset by the construction costs and corresponds to the Company’s investments in the period in assets of the concession, where the operating income, in some cases, also includes the profit margin involved in the operation. More details are presented in note 25 of the consolidated Financial Statements.

(e)              Other operational revenues

	2011	2010 (Reclassified)	2009 (Reclassified)
Supply of gas	579	398	307
Charged service	14	16	17
Telecommunications services	158	131	115
Rendering services	105	179	129
Low-income subsidy (*)	56	133	265
Others	78	67	84
	990	924	917

(*) Revenue recognized arising from the subsidy from Eletrobrás, for the discount given on tariffs charged to low-income consumers.  The amounts were homologated by ANEEL and are reimbursed by Eletrobrás.

(f)                Taxes and charges levied on revenue

	2011	2010	2009
Income Taxes
ICMS	3,575	3,142	3,004
COFINS	1,496	1,310	1,252
PIS and PASEP	325	304	253
Others	6	12	4
	5,402	4,768	4,513
Charges to the consumer
Global Reversion Reserve – RGR	205	183	189
Energy Efficiency Program – PEE	43	43	41
Energy Development Account – CDE	516	423	408
Fuel Consumption Account – CCC	718	532	493
Research and Development – R&D	37	39	31
National Scientific and Technological Development Fund	32	34	30
Energy System Expansion Research – EPE (Mining and Energy Ministry)	16	17	16
Emergency Capacity Charge	—	20	16
0.30% Surcharge (Law 12111/09)	28	36	—
	1,595	1,327	1,224
	6,997	6,095	5,737

25. OPERATING COSTS AND EXPENSES

	2011	2010 (Reclassified)	2009 (Reclassified)
Personnel (a)	1,249	1,212	1,318
Employee’ and managers’ profit sharing	221	325	239
Post-employment obligations	124	107	150
Materials	98	134	114
Outsourced services (b)	1,031	923	819
Electricity purchased for resale (c)	4,278	3,722	3,199
Depreciation and amortization	939	896	895
Charges for use of water resources	154	140	154
Provisions (reversals) for operating losses (d)	257	138	124
Charges for the use of transmission facilities of the basic grid	830	729	853
Gas purchased for resale	329	225	167
Construction costs	1,529	1,328	1,410
Other operating expenses, net (e)	362	321	316
	11,401	10,200	9,758

a)              Personnel Expenses

	2011	2010	2009
Salary and payroll charges	1,132	1,073	1,091
Supplementary pension contributions – defined-contribution plan	67	66	44
Assistance benefits	132	133	128
	1,331	1,272	1,263

Temporary Voluntary Retirement Program – PDV	20	40	206
( - ) Personnel costs transferred to construction in progress	(102)	(100)	(151)
	(82)	(60)	55
	1,249	1,212	1,318

Retirement Incentive Program (PDP)

In November 2011, Cemig implemented its Retirement Incentive Program (PDP), which is permanent and available for free, voluntary rescissions of work contracts, pursuant to the Law 12506 issued in October 2011, which addresses prior notice of 1 to 3 months and thus closed the former Voluntary Retirement Program (PDV).

Among the program’s main financial incentives are payments of one gross monthly wage and 6 months of contributions for health insurance after termination, the deposit of the 40% fine on the balance of the employee’s accumulated severance funds (FGTS), payment of prior notice corresponding to at least one month’s wages (30 days) up to a maximum of 3 months’ wages (90 days), as determined by Law 12506 of 2011, and the payment of up to 24 months of contributions to the Pension Fund and Social Security (INSS) - after termination, in conformity with certain criteria established in the program’s regulations. Until December 31, 2011, 38 employees had adherred to the program.

b)              Outsourced Services

	2011	2010	2009
Collection agents / Meter readers / Bill delivery agents	176	136	119
Communication	90	79	69
Maintenance of electrical facilities and equipment	205	198	141
Building maintenance and cleaning	59	51	44
Contracted labor	60	54	47
Freight and airfares	12	13	12
Accommodation and meals	19	24	20
Security	23	20	16
Management consulting	27	3	35
Maintenance of furniture and fixtures	68	44	37
Vehicle maintenance	22	29	23
Disconnections and reconnections	53	62	27
Electricity	27	26	18
Others	190	186	211
	1,031	923	819

c)              Electricity purchased for resale

	2011	2010	2009
From Itaipu Binacional	919	910	1,087
Spot market	337	382	91
PROINFA	204	192	145
Bilateral contracts	538	315	433
Electricity acquired in Regulated Market auctions	1,965	1,873	1,489
Electricity acquired on the Free Market	637	348	162
PASEP and COFINS credits	(322)	(298)	(208)
	4,278	3,722	3,199

d)              Operating provisions (reversals)

	2011	2010	2009
Pension plan premiums	5	(22)	41
Allowance for doubtful accounts receivable	163	105	94
Provision (reversal) for labor claims	13	(9)	(1)
Provision (reversal) for ANEEL administrative proceedings	4	(47)	17
Provision (reversal) for civil lawsuits – consumers	48	(54)	6
Provision (reversal) for civil lawsuits - tariff increases	9	139	(33)
Other provisions	15	26	—
	257	138	124

e)              Other operating expenses, net

	2011	2010	2009
Leases and rentals	87	58	43
Advertising and publicity	24	30	26
Own consumption of electric power	19	10	15
Subsidies, grants and donations	34	40	43
ANEEL inspection charge	46	43	42
Onerous concessions	21	23	11
Taxes and charges (IPTU, IPVA and others)	26	21	18
Insurance	8	11	7
CCEE annual fee	6	5	5
License fee - TDRF ( * )	30	27	27
Net loss on deactivation and disposal of assets	22	26	31
FORLUZ – Current Administration expense	15	14	15
Other expenses	24	14	33
	362	322	316

(* )TFDR - License charge for use or occupation of land-adjoining highways.

Operating leases

The Company has operating lease agreements related mainly to vehicles and buildings used in its operatingl activities which are not material in relation to the Company’s total costs.

26. NET FINANCIAL INCOME (EXPENSES)

	2011	2010	2009
FINANCIAL INCOME
Income from financial investments	410	392	272
Charges on arrears of overdue electricity bills	151	137	170
Interest and monetary gains on account receivables from the the Government of the State of Minas Gerais	152	129	149
Foreign exchange gains	20	51	116
PASEP and COFINS on financial revenues	(42)	(39)	(40)
Gains on financial instruments	16	—	—
Adjustment to present value	—	17	2
Monetary updating on Finsocial (note 9)	67	—	—
Monetary updating on escrow account (note 11)	68	—	—
Other income	153	154	163
	995	841	832
FINANCIAL EXPENSES
Interest on loans, financings and debentures	(1,311)	(1,076)	(799)
Foreign exchange losses	(40)	(37)	(18)
Monetary losses – loans, financing and debentures	(146)	(144)	(9)
Monetary losses – onerous concessions	(21)	(42)	—
Losses on financial instruments	—	(6)	(90)
Monetary losses and charges on post-employment obligations	(163)	(142)	(93)
Monetary losses on advance for capital increase (note 23)	(66)	—	—
Other expenses	(305)	(219)	(178)
	(2,052)	(1,666)	(1,187)
NET FINANCIAL EXPENSES	(1,057)	(825)	(355)

PASEP and COFINS expenses are due on the interest on shareholders’ equity.

27. RELATED PARTY TRANSACTIONS

The main balances and transactions with parties related to Cemig and its subsidiaries and jointly controlled subsidiaries are as follows:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
ENTITIES	2011	2010	2011	2010	2011	2010	2011	2010
Cemig Distribuição S.A.
Current
Cooperation agreement (1)	—	—	4	2	—	—	—	—
Dividends and interest on Capital	109	51	—	—	—	—	—	—
Non current
Cooperation agreement (1)	11	5	—	—	—	—	—	—
TransfererEDpersonnel (2)	2	—	—	—	—	—	—	—

Cemig Geração e Transmissão S.A.
Current
Dividends and interest on Capital	—	47	—	—	—	—	—	—
Non current
Cooperation agreement (1)	7	5	—	—	—	—	—	—
Transferered personnel (2)	1	—	—	—	—	—	—	—

Cemig Capim Branco
Current
Operations with electricity (1)	—	—	7	7	4	4	(73)	(86)

Light S.A.
Current
Dividends and interest on Capital	19	35	—	—	—	—	—	—

The Government of the State of Minas Gerais
Current
Consumers and resalers (3)	7	9	—	—	89	84	—	—
Recoverable or payable taxes – VAT (4)	153	223	289	271	(3,575)	(3,142)	—	—
Non current
Account receivable from the Government of the State of Minas Gerais– CRC (5)	1,830	1,837	—	—	—	—	—	—
Recoverable taxes – VAT (4)	243	85	—	—	—	—	—	—
Consumers and resalers (6)	25	40	—	—	—	—	—	—
Dividends and interest on Capital	—	—	266	251	—	—	—	—
Debentures (7)	—	—	47	37	—	—	(10)	—
Financings – Minas Gerais Development Bank (BDMG)(8)	—	—	15	16	—	—	—	—

Forluz
Current
Employee post-retirement obligations (9)	—	—	101	99	—	—	(124)	(107)
Personnel (10)	—	—	—	—	—	—	67	(66)
Administrative costs (11)	—	—	—	—	—	—	(15)	(14)
Non current
Employee post-retirement obligations (9)	—	—	2,187	2,062	—	—	—	—

Cemig Saúde
Current
Health and Dental Plan (12)	—	—	21	19	—	—	(44)	(40)

Andrade Gutierrez SA
Current
Light for all program (13)	—	—	—	3	—	—	—	—
Non current
Light for all program (13)	—	1	—	1	—	—	—	—

The main conditions with respect to the business dealings between related parties are presented below:

(1)	Technical cooperation agreement between Cemig, Cemig Distribuição and Cemig Geração e Transmissão established by ANEEL Instruction 3924/2008;
(2)	Reimbursement of personnel expenses assigned by Cemig´s to the companies of the Group;
(3)

Sale of electric power to the the Government of the State of Minas Gerais, where the transactions made in terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the power is the price defined by ANEEL through a resolution referring to the Company’s annual tariff adjustment;

(4)

The transactions with ICMS recorded in the financial statements refer to transactions for sale of electricity and are carried out in conformity with the specific legislation of the the State of Minas Gerais;

(5)	Injection of the credits from the CRC into a Receivables Fund in senior and subordinated quotas. For more information please see Note 12;
(6)

A substantial portion of the amount refers to the renegotiation of a debt originating from the sale of electricity to Copasa, with a forecast for payment not later than September 2012, and financial updating by the IGP—M + 0.5% per month;

(7)

Private issue of non-convertible debentures for R$120, restated by the IGP—M, for completion of the Irapé hydroelectric power station, with redemption after 25 years from the date of issue. The amount at December 31, 2010 was adjusted to present value;

(8)

Financing of the subsidiaries Transudeste and Transirapé with maturity in 2019 (long-term interest rate (TJLP) + 4. 5% p.a. and UMBndes 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates of 5% p.a. and 10% p.a.);

(9)

Part of the contracts of FORLUZ is adjusted by the IPCA (Amplified Consumer Price Index) of IBGE (Brazilian Institute of Geography and Statistics), and part is adjusted based on the Salary Adjustment Index of the employees of CEMIG, Cemig Geração e Transmissão and Cemig Distribuição, excluding productivity factors, plus 6% p.a., with amortization up to 2024. For more information please see Note 21;

(10)

Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Note 21), calculated on the monthly payroll and salary expenses incurred in accordance with the fund’s regulations;

(11)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company’s total payroll;
(12)	Cemig´s contributions to the employees’ health and dental plans;
(13)	Contract related the Rural Electrification Program “Light for All” in the Cemig Concession Area, signed betweenCemig Distribuição and the Iluminas Consortium, which Andrade Gutierrez is part of.

Remuneration of Key Management Personnel

The total remuneration paid to the members of the Board of Directors and the Chief Officers during 2011 and 2010 years is as follows:

	2011	2010
Remuneration	4	2
Profit sharing	1	1
Assistance benefits	—	1
Total	5	4

For more information on the main transactions, see Notes 8, 12, 18, 19, 21, 24 and 25.

28. FINANCIAL INSTRUMENTS

The financial instruments of the Company, its subsidiaries and jointly-controlled subsidiaries are restricted to Cash and cash equivalents, marketable securities, accounts receivable from consumers and traders, accounts receivable from the Government of the State of Minas Gerais, financial assets of the concession, loans and financing, obligations with debentures and derivatives, where the gains and losses obtained in the transactions are fully recorded on an accrual basis.

The financial instruments of the Company, its subsidiaries and jointly-controlled subsidiaries were recognized at fair value and are classified as follows:

•                  Loans and receivables: Cash, Receivables from consumers and traders, Concessionaires — transport of Power, Receivables from the Government of the State of Minas Gerais and financial assets of the concession are encountered in this category. They are recognized at their face realization value and are similar to their fair values.

•                  Financial instruments at fair value through profit or loss: In this category cash and cash equivalents, marketable securities and derivative instruments (mentioned in item b) are encountered. They are stated at fair value, and the gains or losses are recognized directly in the income statement.

•                  Loans and financing, and obligations with debentures and suppliers. They are measured at amortized, using the effective interest rate method;

•                  Derivative financial instruments: These instruments are stated at fair value, and the gains or losses are recognized directly in the income statement.

	2011		2010
Financial instruments catagories	Book value	Fair value	Book value	Fair value
Assets:
Loans and receivables
Cash and bank accounts	157	157	95	95
Accounts receivable from consumers and traders	2,708	2,708	2,358	2,358
Concession holders — transport of power	427	427	401	401
Account receivable from the Government of the State of Minas Gerais	1,830	1,830	1,837	1,837
Financial assets of the concession	9,898	9,898	7,941	7,941
	15,020	15,020	12,632	12,632

Fair value through profit or loss:
Held for trading
Cash equivalents - Short-term investments	2,705	2,705	2,885	2,885
Marketable securities	359	359	322	322
	3,064	3,064	3,207	3,207
Liabilities:
Stated at amortized cost
Suppliers	1,197	1,197	1,138	1,138
Concessions payable	137	137	118	118
Loans, financing and deentures	15,779	15,767	13,227	13,227
	17,113	17,101	14,483	14,483
Fair value through profit or loss :
Derivative instruments - Contract swap	25	39	67	62

a) Risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices and is aligned with the planning process which defines the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity and profitability, recommending hedge strategies to control the Company’s exposures to foreign exchange rate, interest rate and inflation risks. These strategies are aligned with the Company’s overall strategy.

One of the most important objectives of the Financial Risks Management Committee is and to provide reasonable predictability to the Company’s cash flow for a maximum future period of 12 months, considering the economic scenario disclosed by an external consultant.

The principal risks to which the Company is exposed are as follows:

Exchange Rate Risk

Cemig and its subsidiaries and jointly-controlled subsidiaries are exposed to market risk from adverse changes in foreign currency rates, especially the U.S. Dollar against the Brazilian Real, which could potentially have a significant impact on their indebtedness, profit and cash flow. In order to reduce its exposure to adverse changes in foreign currency rates, as at December 31, 2011 the Company held certain hedge contracts, which are described in more detail in item b below.

The tables below provide summary information regarding the exposure to the exchange rate risk:

EXCHANGE RATES EXPOSURE	2011	2010

U.S. Dollar
Loans and Financing	319	176
(+/–) Contracted hedge/swap	(32)	(45)
	287	131
Other foreign currencies
Loans and Financing – Euro	37	13
Others	3	3
Net liabilities exposed to exchange rate risk	40	16
	327	147

Exchange Rate Sensitivity Analysis

Based on information received from its financial consultants, the Company estimates that in a probable scenario the depreciation of the exchange rates of foreign currencies against the Brazilian Real as at December 31, 2012 will be 11.82% for the U.S. Dollar (to US$1=R$1.65) and 8.22% for the Euro (to €1 = R$2.23).  In the table below, the Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% appreciation and a 50% appreciation of the foreign currencies as compared to the increase assumed in the probable scenario. The Company has designated these alternative appreciation scenarios as Possible and Remote, respectively.

Foreign Exchange Rate Exposure	Base scenario December 31,2011	Probable scenario	Possible scenario: Foreign currency appreciation of 25%	Remote scenario: Foreign currency appreciation of 50%
U.S. Dollar
Loans and Financing	319	281	352	422
(–) Contracted hedge/swap	(32)	(28)	(36)	(43)
	287	253	316	379
Other Foreign Currencies
Loans and Financing Euro	37	34	47	56
Euro	3	2	3	4
Net liabilities exposed to exchange rate risk	327	289	366	439
Net effect		38	(77)	(150)

Interest Rate Risk

The Company and its subsidiaries and joiontly-controlled subsidiaries is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates, especially the Libor, in the amount of R$207 (R$59 on December 31, 2010).

The table below presents the Company’s net assets and liabilities exposed to a risk of an increase in domestic interest rates as of December 31, 2011 and December 31, 2010:

EXPOSURE TO CHANGES IN DOMESTIC INTEREST RATES	2011	2010
Assets
Cash and cash equivalents (Note 6)	2,705	2,885
Marketable securities (Note 7))	359	322
	3,064	3,207
Liabilities
Loans, financing and debentures (Note 19)	(9,275)	(7,655)
Contracted hedge/swap (interest rates)	(600)	—
Contracted hedge/swap (exchange rates)	(32)	(45)
	(9,907)	(7,701)
Net liabilities exposed to domestic interest rate risk	(6,843)	(4,493)

Interest Rate Sensitivity Analysis

The Company estimates that, under a “Probable” scenario, the SELIC rate as at December 31, 2012 will be 9.5%. The Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase assumed in the probable scenario. The Company has designated these alternative scenarios as Possible and Remote, respectively. The CDI rate follows the increase in the SELIC rate.

The following scenarios as of December 31, 2012 are presented in conformity with the Company’s base, optimistic and pessimistic scenarios, as described in the Company’s hedge policy.

	2011	2012
Domestic Interest Rate Risk Exposure	Base scenario: SELIC 11%	Probable scenario: SELIC 9.5%	Possible scenario: SELIC 11.88%	Remote scenario: SELIC 14.25%
Assets
Cash and cash equivalents (Note 6)	2,705	2,962	3,313	3,384
Marketable securities (Note 7)	359	393	440	449
	3,064	3,355	3,753	3,833
Liabilities
Loans, Financings and Debentures (Note 19)	(9,275)	(10,156)	(11,362)	(11,603)
Contracted hedge/swap (interest rates)	(600)	(655)	(732)	(748)
Contracted hedge swap (exchange rates)	(32)	(35)	(40)	(40)
	(9,907)	(10,846)	(12,134)	(12,391)
Net liabilities exposed to interest rate risk	(6,843)	(7,491)	(8,381)	(8,558)
Net effect		(648)	(890)	(1,067)

Credit Risk

The risk resulting from the possibility of losses on doubtful receivables for CEMIG and its subsidiaries and jointly-controlled subsidiaries, arising from difficulties in receiving the amounts billed from its clients, is considered low. The Company has follow-up procedures that seek to reduce default on an individual basis. Negotiations are also established to make receipt of overdue receivable feasible.

The Allowance for Doubtful Accounts recorded in 2011, considered adequate in relation to overdue receivables of the Company and its subsidiaries and jointly controlled companies, was R$164.

With regards to the risk of losses resulting from insolvency of the financial institutions at which the Company and its subsidiaries and jointly-controlled subsidiaries have deposits, a Cash Investment Policy was approved and has been effective since 2004, where each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies.  The Company assigns each financial institution a maximum limit for allocation of funds, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by the Company’s Financial Risk Management Committee.

This policy measures and scales not only the credit risks of the institutions, but also the liquidity risk and market risk of the investment portfolio and the operational risk of the Treasury.

All investments are made in fixed income financial securities that are always linked to the CDI. The Company does not perform operations that incorporate risk of volatility in their financial statements.

As a management tool, Cemig divides the investment of its funds in direct purchases of securities (own portfolio) and two investment funds, which total about 20% of the total portfolio. The investment funds invest the funds exclusively in fixed income products, where the only companies of the group are shareholders. They follow the same policy adopted for investments in their own portfolio.

The minimum assumptions for lending to financial institutions focus on three items:

1. Risk rating of two agencies

2. Minimum net equity exceeding R$400

3. Basel index of more than 12.

Having passed these cutoffs, the banks are classified into three groups according to the value of their equity. From this classification, concentration limits are established by group and by institution:

Group	Shareholder’s equity	Concentration	Bank limit (% of shareholder’s equity)**
A1	Over R$3.5 bilhion	Minimum of 80%	7.0%
A2	Between R$1.0 bilhion and R$3.5 bilhion	Maximum of 20%	Between 2.8% and 7.0%
B	Between R$400 milhion and R$1.0 bilhion	Maximum of 20%	Between 1.6% and 4.2%

** The percentage granted to each bank Will dependo n na individual examination of indexes, such as liquidity and quality of the credit portfólio, amongst others.

In addition to these points, Cemig also establishes two concentration limits:

1. No bank can have more than 30% of the Group’s portfolio;
2. No bank can have more than 50% of a company’s portfolio.

Risk of Scarcity of Power

The Company primarily sells electricity that is generated by hydroelectric power stations. A prolonged period of drought could result in reduced water levels in the reservoirs of the power stations, compromising recovery of their volumes and resulting in losses due to increased costs or reduced revenues in the event of adoption of another rationing program, as occurred in 2001.

Risk of Early Maturity of Debt

The Company, its subsidiaries and jointly-controlled subsidiaries have contracts for loans and financings that include covenants, normally applicable to these types of transactions, related to complying with economic and/or financial indices, cash generation and other indexes. Non-compliance with these covenants could result in early maturity of debts.

As of December 31, 2011, the Company was not in compliance with three covenants. The Company obtained consent from its creditors, affirming that they would not exercise their rights to demand immediate or early payment of amounts owed. See Note 19.

Risk of Non-Renewal of Concessions

The Company, its subsidiaries and jointly-controlled subsidiaries hold concessions for commercial operation of generation and transmission of electric power, and its Management expects that the concessions will be renewed by the regulatory bodies, ANEEL and/or the Ministry of Mines and Energy. If the regulatory bodies do not grant the Company renewal rights for these concessions, or if they decide to renew the Company’s concessions under conditions which would impose additional costs (“onerous concessions”), or if they set a price ceiling for power sales, the future levels of profitability and operational activity could be adversely impacted when compared to those experienced in prior years.

A definition by the Federal Government of the criteria for the renewal of concessions is expected for 2012, when it will be possible to determine the impact of these criteria on the Company’s results.

The Company has not suffered any significant adverse impacts resulting from events related to the risks related to concession renewals as described above.

Liquidity Risk

Cemig’s cash generation is sufficient to cover its short-term requirements and for its program for acquisitions and investments.

At December 31, 2011, the Company presented a greater balance of current liabilities compared to assets in the consolidated amount of R$3,637. This results basically from debts recorded in the short term, whose representative portion is being paid off in the 1st quarter of 2012 through its own resources generated in the period and also through the use of funds raised by issuing debentures of its subsidiary Cemig Geração e Transmissão on March 9, 2012, in the amount of R$1,350, with maturities of more than seven years. For additional information see Note 35.

Just as important as the quality of the business’s operating cash generation is the Company’s liquidity risk management, which is performed using a set of methodologies, procedures and instruments that are aligned with the complexity of the business and are applied in permanent control of the financial processes, so as to guarantee appropriate risk management.

The corporate risk management processes interact with other management cycles, such as the Corporate Governance, Budget Prioritization, Power Risks Management, the Insurable Risks, Control and Management and Financial Risks Management Committees in compliance with the Sarbanes-Oxley Act and the Internal Audit.

The purpose of the Financial Risk Management Committee, in particular, is to implement guidelines for controling the financial risk of transactions that could compromise the Company’s liquidity and profitability.

CEMIG manages its liquidity risk by permanently monitoring its cash flow, in a conservative manner, from a budget-based perspective and it forecasts the monthly balances for each of its companies over a period of 12 months, and for the daily liquidity, which forecasts the daily balances for 180 days.

Short-term investments must also comply with rigid principles established in the Investment Policy, investing up to 20% of its funds in exclusive private credit investment funds, with no market risks, with the surplus margin invested directly in bank certificates of deposit (CDB) or repurchase operations which earn interest at the CDI rate.

When managing its investments, the Company seeks to obtain profitability on its transactions through a rigid analysis of the financial institutions’ credit, in accordance with operating limits with banks based on assessments of the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The cash outflows from the Company’s loans, financing and debentures, at floating and fixed interest rates, as of December 31, 2012 were as follows:

Consolidated	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at:
- Floating interest rates
Loans, financings and debentures	533	759	4,649	7,192	1,939	15,072
Concessions payable	—	1	7	48	82	138
- Fixed interest rates
Loans, financings and debentures	—	*(1)	110	598	—	707
	533	759	4,766	7,838	2,021	15,917

Parent Company	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at:
- Floating interest rates
Loans, financing and debentures	—	—	1,212	638	—	1,850

*Cost of Transaction (as part of IAS 39), to be allocated monthly in the contractual period contract, where in these intervals there will be no payment of interest or principal.

b) Financial Instruments — Derivatives

Cemig, its subsidiaries and jointly-controlled subsidiaries use derivative financial instruments to hedge its operations against exchange rate risk.  Derivative financial instruments are not used for speculative purposes.

The amounts of the principal of operations with derivatives are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made.  Only the gains or losses related to these instruments are actually recorded. As at December 31, 2011 the net result on these operations was a gain of R$16 (loss of R$6 at December 31, 2010) recorded under financial results.

The Company has a Financial Risk Management Committee, which was created to monitor the financial risks with respect to volatility and trends of the inflation indices, exchange rates and interest rates that affect its financial transactions and which could adversely affect liquidity and profitability. The committee implements action plans and sets guidelines to control the financial risk environment.

Methodology of calculation of the fair value of positions

The fair value of financial instruments has been calculated taking into consideration the market values of each security, or market information available to perform this calculation, as well as the future interest rates and foreign exchange rates of similar securities. The market value of the security corresponds to its value at maturity, discounted to present value using the factor obtained from the market yield curve in Reais.

The table below shows the derivative instruments contracted by the subsidiaries Cemig Distribuição and Madeira Energia as of December 31, 2011.

								Unrealized loss				Accumulated effect
				Value of principal contracted				Amount according to contract		Fair value		Amount received	Amount paid
Cemig’s right	Cemig’s obligation	Maturity period	Trading market	2011		2010		2011	2010	2011	2010	2011	2011
Cemig Distribuição SA
US$ FX rate + 5.58% p.a. to 7.14% p.a.)	R$100% of CDI + 15% to 3.01% p.a.)	From 04/2009 To 06/2013	Over-the-counter	US$	17	US$	27	(48)	(70)	(48)	(64)	—	(29)
Rate of 11.47% p.a.	Taxa de 96% de CDI	On 05/10/2013	Over-the-counter	R$	600	R$	600	22	1	8	—	—	—
Cemig Geração e Transmissão S.A.
R$106% of CDI	R$ or US$48% of CDI or variation in dollar (the highest)	In 04/2010	Over-the-counter	—		R$	75	—	—	—	—	—	—
Madeira Energia S.A.
R$ IGP-M	R$ 5.86% Fixed-rate	In 12/2012	Over-the-counter	R$	120	R$	120	1	2	1	2	—	—
Euro	Variation in Euro FX rate	In 02/2012	Options	R$	2	R$	2	—	—	—	—	—	—
Total								(25)	(67)	(39)	(62)	—	(29)

1)              The values are for 100% of the operation

2)              Fair values show a gain for the Company

3)              Amounts in thousands of reais

4)              Amount received is the accumulated amount for the year (Jan/11 to Dec/11)

Cemig Distribuição and Madeira Energia hold these contracted foreign exchange hedge and swap derivative instruments with Banco Santander-ABN.

Derivative Exposure Sensitivity Analysis

The derivative instrument described above shows that the Company is exposed to variations in the CDI rate, which is directly related to the SELIC rate. The Company estimates that, under a Probable scenario, the SELIC rate at December 31, 2012 will be 9.5%.  The Company performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the SELIC rate. The Company has designated these alternative SELIC rate increase scenarios as Possible and Remote, respectively.

The Company estimates that in the Possible and Remote scenario the CDI rate at December 31, 2012 will be 11.88% and 14.25% respectively.

a)              Risk: effect of changes in the CDI rate in relation to changes in US dollar

	Base scenario: Dec 31, 2011 11%	Probable scenario: SELIC 9.5%	Possible scenario: SELIC 11.88%	Remote scenario: SELIC 14.25%
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100,00% of CDI rate	32	35	36	37
Net effect of the change in the CDI rate		(3)	(4)	(5)

Risk: Increase in US$ exchange rate
Contracts updated at 100,00% of CDI rate	32	28	36	43
Net effect of change in US$		4	(3)	(10)
Net effect		(7)	(1)	6

b)              Risk: effect of changes in the CDI rate in relation to changes in fixed rate of 11.47% p.a.

	Base scenario: Dec 31, 2011	Probable scenario:	Possible scenario:	Remote scenario:
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 96% of CDI rate	600	655	668	682
Net effect of the change in the CDI rate		(55)	(68)	(82)

Risck - Fixed interest rate
Contracts updated at 11.47% p.a.	600	669	669	669
Net effect of change in the interest rate		(69)	(69)	(69)

Net effect		14	1	(13)

Value and type of margins given in guarantee

The Company does not make margin deposits for derivative instruments.

c) Capital Management

This table below shows the ratio of net debt to adjusted capital as of December 31, 2011 and December 31, 2010:

	2011	2010
Total liabilities	25,613	22,080
(-) Cash and cash equivalents	(2,862)	(2,980)
(-)Marketable securities	(359)	(322)
Net liabilities	22,392	18,778

Total Shareholders’ equity	11,745	11,476
(-)Amounts accumulated in equity related to cash flow hedges	(5)	1
Adjusted Capital	11,740	11,477
Net liabilities / Adjusted Capital	1,91	1,66

29. MEASUREMENT AT FAIR VALUE

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

•                  Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of the instruments that are measured at fair value as of December 31, 2011 is presented below:

	Fair value at December 31, 2011
Item	Balance at December 31, 2011	Active market — quoted price (Level 1)	No active market — Valuation technique (Level 2)	No active market — Share capital (Level 3)

Assets
Cash and banks	157	157	—	—
Cash equivalents — Financial investments
Bank certificates of deposit	2,346	—	2,346	—
Financial Treasury Bills (LFT)	64	64	—	—
National Treasury Notes (LTN)	26	26	—	—
Bank Financial Bills	177	177	—	—
	2,613	267	2,346	—
Short-term investments
Bank certificates of deposit	359	—	359	—
Liabilities
Swap contracts	25	—	25	—

Methodology for calculating the fair value

a)              The fair value of financial investments is calculated taking into consideration the market quotations of the security, or market information that makes this calculation possible, and future interest rates and FX rates applicable to similar securities. The market value of the security corresponds to its maturity value discounted to present value using the risk free interest rate by the discount factor obtained from the market yield curve in Reais.

b)                 Swap Contracts: The criteria for marking to market of derivative operations consists of establishing the present value of a transaction contracted in the past in such a way that its replacement provides the same results as a new operation. Swaps are priced by calculating the difference between the market values of each one of their end points, adjusted by their index.  A swap contract based on the CDI (Interbank Certificates of Deposit) rate is priced as calculated from the start date of the transaction up to the specified future date, considering the future forecast for this index. Pricing of the dollar side of the swap is adjusted by the variation in the exchange rate, using a future expectation and an embedded risk premium.

30. INSURANCE

Cemig, its subsidiaries and jointly-controlled subsidiarires have insurance policies to cover damages to certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and legal responsibilities. The assumptions for the risks involved, due to their nature were not part of the scope of the audit of the financial statements and, consequently, were not examined by the independent auditors.

Assets Insured	Coverage	Effective period of coverage	Amount insured			Annual premium
Cemig, Cemig D and Cemig Geração e Transmissão
Air transport — Aircraft	Fuselage	29/04/2011 to 29/04/2012	US$	9			—
	Third party liability	29/04/2011 to 29/04/2012	US$	24
Air transport — Aircraft — mobile wing	Fuselage	24/08/2011 to 29/04/2012	US$	4			—
	Third party liability	24/08/2011 to 29/04/2012	US$	10
Stores, building facilities and telecom equipment	Fire	08/11/2011 to 08/11/2012	R$	898			—
Operational risk — generators, turbines, and power equipment	Total	07/12/2011 to 07/12/2012	R$	1,661	(1)	R$	2

Light
Chief Officers and Board members	Total	10/08/2011 to 10/08/2012	US$	20			—
General third party liability	Total	25/09/2011 to 25/09/2012	R$	20		R$	1
Operational risk	Total	31/10/2011 to 31/10/2012	R$	3,674	(2)	R$	2

Taesa
Operational risk - plant (4)	Total (6)	19/09/2011 to 19/08/2012	R$	1,136		R$	1
Operational risk — substations, stores, institutional buildings (5)	Total (7)	19/09/2011 to 19/18/2012	R$	884		R$	1
Electricity generation and distribution companies (Concession holders or not) (4)	Third party liability	19/09/2011 to 19/08/2012	LMI R$	10			—
Electricity generation and distribution companies (Concession holders or not) (5)	Third party liability	19/09/2011 to 19/08/2012	LMI R$	10			—

Madeira

Guarantee of public liabilities	Obligations under the concession agreement	07/03/2008 to 11/10/2016	R$	455		R$	20
Engineering risk — Construction, installation, assembly	Total	11/11/2008 to 03/11/2016	Various (3)			R$	129
Guarantee maintenance	RE / Risks All of the equipment over a period of maintenance / warranty. (6)	23/03/2011 to 30/11/2017	R$	4,515		R$	26
Comprehensive multi-risk	Warehouse materials	26/09/2011 to 26/09/2012	R$	71			—
General third party liability	Works/employer (7)	06/04/2009 to 06/04/2012	R$	60		R$	2
National transportation	Damage to property and transportation of products (8)	31/01/2010 to 31/12/2015	R$	3,176		R$	2
Internacional transportation	Damage to property and transportation of products (9)	31/01/2010 to 31/12/2015	USD	310			—
Third party liability - concessionaries	Third party liability	31/12/2011 to 31/12/2012	R$	50			—
Third party liability — directors and officers	Third party liability	15/08/2011 to 15/08/2012	R$	50			—

(1) The maximum limit for compensation is R$170.

(2) The maximum limit for compensation is R$300.

(3) R$10,000 for civil liability, R$12,719 for engineering risks — All Risk, R$1,630 for ALOP (Loss of income for delays in the work due to loss from damage to property), R$992 for Operational Risks: all the power station’s permanent services.

(4)Amounts included only in the NVT, TSN, ETEO concessions and Taesa

(5) Amounts included for Taesa, NTE, BRASNORTE and ETAU.

(6) The maximum limit for compensation is R$20, except for a policy for R$231  of the subsidiary NTE which R$50.

(7) The maximum limit for compensation is R$50.

Cemig does not have general third-party liability insurance covering accidents, except for its aircraft, and has not requested proposals related to this type of insurance. The Company has not requested proposals for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risks or system failures.

The Company has not undergone significant losses arising from the aforementioned risks.

31. COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments which include amortization of loans and financing, contracts with contractors for construction of new ventures and purchase of electricity from Itaipu, amongst others, as presented in the folllowing table:

	2012	2013	2014	2015	2016	2017 and after	Total
Loans and financings	5,904	3,051	2,503	1,596	786	1,939	15,779
Purchase of electricity from Itaipu	742	751	606	629	603	27,934	31,265
Transport of electricity from Itaipu	75	79	63	66	66	1,959	2,308
Purchase of electricity at auctions	2,260	2,119	1,889	2,314	2,440	79,292	90,314
Other electricity purchase contracts	939	1,250	1,527	1,214	1,128	21,864	27,922
Debt to pension plan — FORLUZ	74	49	51	55	58	560	847
Total	9,994	7,299	6,639	5,874	5,081	133,548	168,435

32. REVIEWS OF TRANSMISSION TARIFFS OF CEMIG GERAÇÃO E TRANSMISSÃO

On June 8, 2010, ANEEL homologated the result of the Company’s second Tariff Review. In it, ANEEL reassessed the RAP at a decrease of 15.88%, backdated to June 2009. Accordingly, a restitution of R$76 to the users of the transmission system during the tariff cycle from July 2010 to July 2011 was calculated.

33. STATEMENT SEGREGATED BY COMPANY

DESCRIPTION	HOLDING	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS / TRANSFERS	TOTAL

ASSETS	14,465	15,681	10,735	2,862	1,328	854	420	175	147	1,448	(10,757)	37,358
Cash and cash equivalents	227	1,550	527	202	33	45	84	10	8	178	—	2,862
AccountS receivable	—	635	1,923	438	37	166	—	5	4	135	(174)	3,169
Marketable securities - Short-term investments	180	170	5	2	—	—	—	—	—	2	—	359
Taxes	521	719	1,204	307	13	76	36	1	—	86	—	2,963
Other Assets	1,541	335	1,254	163	48	30	32	4	—	74	528	4,007
Investments/Property/Intangible/Financial Assets	11,997	12,273	5,822	1,751	1,197	537	269	155	135	974	(11,111)	23,998

LIABILITIES AND SHAREHOLDERS’ EQUITY	14,465	15,681	10,735	2,862	1,328	854	420	175	147	1,448	(10,757)	37,358
Suppliers and supplies	12	184	753	197	8	37	10	1	2	59	(66)	1,197
Loans, Financing and Debentures	1,030	8,348	3,511	1,085	406	131	98	—	—	350	820	15,779
Interest on capital and dividends	1,243	—	109	19	14	22	7	2	—	22	(197)	1,243
Employee post-retirement benefits	100	438	1,393	286	—	—	—	—	—	70	—	2,287
Taxes	36	1,028	1,279	160	114	33	10	46	1	70	—	2,777
Other Liabilities	299	597	1,033	275	32	184	8	2	2	98	(200)	2,330
Shareholders’ Equity	11,745	5,086	2,656	840	754	445	288	124	142	779	(11,114)	11,745

STATEMENT
Net Operating Income	—	4,557	8,510	1,810	307	458	126	50	39	450	(492)	15,814
Operating Costs and Expenses	(92)	(2,102)	(7,281)	(1,582)	(55)	(379)	(104)	(13)	(13)	(278)	498	(11,401)
Electricity bought for resale	—	(583)	(2,936)	(874)	—	—	—	(1)	(1)	(113)	230	(4,278)
Charges for the use of the basic transmission system	—	(245)	(672)	(124)	—	—	—	—	(3)	(25)	238	(830)
Gas bought for resale	—	—	—	—	—	(329)	—	—	—	—	—	(329)
Construction Cost	—	(92)	(1,175)	(207)	(23)	—	—	—	—	(31)	—	(1,529)
Personnel	(37)	(303)	(767)	(64)	(10)	(19)	(28)	(1)	(1)	(21)	—	(1,252)
Employees and manager profit sharing	(15)	(52)	(148)	—	—	—	(2)	—	—	(0)	—	(218)
Post-employment obligations	(8)	(28)	(87)	—	—	—	—	—	—	(0)	—	(124)
Materials	(0)	(23)	(64)	(7)	—	(1)	—	—	—	(1)	—	(98)
Outsourced services	(13)	(164)	(681)	(107)	(15)	(6)	(21)	(3)	(3)	(38)	19	(1,031)
Royalties for use of water resources	—	(148)	—	—	—	—	—	(2)	(1)	(3)	—	(154)
Depreciation and amortization	—	(366)	(384)	(95)	(3)	(18)	(35)	(5)	(4)	(29)	—	(939)
Operational provisions	2	(12)	(161)	(78)	—	—	(1)	—	1	(8)	—	(258)
Other Expenses, net	(20)	(86)	(205)	(26)	(5)	(5)	(16)	(1)	—	(9)	12	(362)
Gross Profit	(92)	2,455	1,230	228	252	79	21	36	26	172	6	4,413
Equity gain (loss) on subsidiaries	2,520	(1)	—	—	—	—	—	—	—	—	(2,520)	(1)
Financial Income	173	277	310	45	17	26	11	2	1	30	103	995
Financial Expenses	(167)	(968)	(526)	(165)	(58)	(16)	(13)	—	—	(33)	(103)	(2,051)
Profit before income taxes	2,434	1,763	1,013	108	211	88	19	37	27	169	(2,514)	3,356
Income tax and Social Contribution tax	(143)	(469)	(355)	(27)	(34)	(20)	(6)	(13)	(2)	(43)	—	(1,111)
Deferred income tax and Social Contribution tax	125	(25)	61	—	2	—	5	1	(0)	1	—	171
Profit for the Year	2,415	1,269	720	81	179	68	18	26	25	127	(2,514)	2,415

34.       SUBSEQUENT EVENTS

a)              Acquisition of Gás Brasiliano Distribuidora

On February 9, 2012, CEMIG and Gaspetro signed, an investment agreement, under which the CEMIG will make new capital investments in Gas Brasiliano Distribuidora (GBD) and acquire a 40% equity interest. Prior to this investment, GBD was fully owned by Gaspetro, which is a company controlled by Petrobras. Furthermore, the implementation of the agreement and the execution of the resulting contracts are subject to approval by the regulatory authorities. The conclusion of the investment transaction is forecasted to occur by the end of the year 2012.

b)              Light´s acquisition of a 51% interest in four Small Hydroelectric Power Plants in Minas Gerais

On February 10, 2012, Light acquired 51% of the capital of Guanhães Energia for R$25 million, resulting in joint control with Cemig Geração e Transmissão, which holds 49% of the shares. The total estimated investment in the construction of power plants is R$269, of which R$118 will be a transfer of the capital of the shareholders of Guanhães. Financial resources in the amount of R$60.2 will be paid in by Light.

The closing of the transaction is subject to prior approval by the National Agency of Electric Power (ANEEL) and will be submitted to the Council for Economic Defense. Light, which bought an interest in Investminas `Participações will be a partner with Cemig Geração e Transmissão, which holds 49% of Guanhães.

c)              Light set up a consortium for a solar plant in Maracanã stadium

On February 10, 2012, Light announced that it approved the establishment of a joint venture between its subsidiary Light Esco and EDF Consultoria em Projetos de Geração de Energia Elétrica Ltda. (EDF Consultoria), with interests of 51% and 49%, respectively, for the development, construction and operation of a photovoltaic plant with a capacity of 391 kW, to be installed on the roof of the Maracana stadium. The total estimated investment for the project is R$7 million and the power generated will be sold on the free market. After the recovery of invested capital, Light Esco and EDF Consultoria will donate the assets of the plant to the State of Rio de Janeiro. The construction of the plant is forecasted to be completed no later than December 2012.

d)              Debenture issued by Cemig Geração e Transmissão

In March 2012, Cemig Geração e Transmissão S.A. concluded its 3rd issuance of debentures in which 1,350,000 non-convertible, unsecured debentures were issued in three series with a unit par value of R$1 on the date of issuance. The net proceeds obtained from the issuance of the debentures were used to pay debts from the Company´s fourth issuance of promissory notes, issued on January 13, 2012, at their total face value of R$1,000, plus compensatory interest. The Company issued 480,000 first series debentures, 200,000 second series debentures, and 670,000 third series debentures with maturities of 5, 7 and 10 years from the date of issuance, respectively. Owners of the first series debentures are entitled to interest of CDI + 0.90%, and owners of the second and third series debentures will have their unit face value updated for inflation (using IPCA-IBGE) and are entitled to interest of 6.00% and 6.20% per year, respectively. This third public issuance of debentures is guaranteed by CEMIG.

e)              Madeira Energia S.A. (Madeira)

In the Extraordinary General Meeting on January 18, 2012, Madeira’s shareholders approved its capital increase in the amount of R$350 million. After the increase, the Company’s fully subscribed and paid-in capital is R$2,531 million. There was no dilution of the capital.

f)                Santo Antônio Energia (SAESA)

In the Extraordinary General Meeting on January 18, 2012, the capital increase of the Company in the amount of R$350  was approved. After the increase the Company’s fully subscribed and paid-in capital is R$4,075. There was no dilution of the capital.

g)             Review of useful life

On February 7, 2012, ANEEL established Regulatory Resolution 474, which set the new depreciation rates for granted assets in service in the electric sector. The new depreciation rates are to be used starting on January 1, 2012. The Company is currently assessing the impacts of this change on their financial assets and intangible assets.

(Original report signed by the signataries below)

Djalma Bastos de Morais	Arlindo Porto Neto	Luiz Fernando Rolla
Chief Executive Officer	Vice Chief Executive Officer	Diretor of Finances, Investor Relations and Financial Control of Equity Interests

Frederico Pacheco de Medeiros	Fernando Henrique Schüffner Neto	Luiz Henrique de Castro Carvalho
Director of Corporate Management	Director of Business Development and Corporate Control of Subsidiaries and Affiliated Companies	Director of Generation and Transmission

Fuad Jorge Noman Filho	José Raimundo Dias Fonseca	José Carlos de Matos
Director of Gas	Commercial Director	Director of Distribution and Trading

Luiz Henrique Michalick		Maria Celeste Morais Guimarães
Director of Institutional Relations and Communication		Legal director

Leonardo George de Magalhães		Mário Lúcio Braga
Superintendent of the Controller’s Department CRC-MG 53.140		Accounting Manager Accountant — CRC-MG-47.822

INDEPENDENT AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since December 21, 2011.

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

4.

18English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

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

4.24	English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012.

4.25	English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011.

Exhibit Number	Document
4.26	English Summary of Put Option Agreement between Parati S.A and Fundação de Seguridade Social Braslight dated July 15, 2011.

4.27

English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011.

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011.

4.29

Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between Cemig Geração e Transmissão S.A., HSBC Corretora de Títutlos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 26, 2012.

12.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 26, 2012.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 26, 2012.

13.2	Chief Financial Officer, Investor Relations Officer and Control of Holding Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 26, 2012.