Form 20-F
period 2012-12-31
ENERGY CO OF MINAS GERAIS
filed 2013-04-30
CIK 1157557

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

372,837,085 Common Shares

480,181,143 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):  Large accelerated filer ☒ Accelerated Filer ☐ Non accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ IFRS ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

* Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PRESENTATION OF FINANCIAL INFORMATION

Companhia Energética de Minas Gerais–CEMIG is a sociedade por ações, de economia mista (a state-controlled mixed capital company) organized under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to “CEMIG,” “we,” “us,” “our” and the “Company” are to Companhia Energética de Minas Gerais–CEMIG and its consolidated subsidiaries, except when the reference is specifically to Companhia Energética de Minas Gerais–CEMIG (parent company only) or the context otherwise requires. References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), the official currency of Brazil, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, and with International Financial Reporting Standards or “IFRS”, as issued by the International Accounting Standards Board (IASB). For purposes of this annual report we prepared the consolidated statements of financial position as of December 31, 2012 and 2011 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2012, 2011 and 2010, in reais in accordance with International Financial Reporting Standards or IFRS, as issued by the IASB. Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements as of and for the year ended December 31, 2012 and KPMG Auditores Independentes has audited our consolidated financial statements as of and for the years ended December 31, 2011 and 2010, as stated in their respective reports appearing elsewhere herein.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2.0476 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 31, 2012. See “Item 3. Key Information–Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2012 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency), or Aneel, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

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

On April 29, 2009, a 25.00% stock dividend was paid on the preferred and common shares. On May 13, 2009, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. On April 29, 2010, a 10.00% stock dividend was paid on the preferred and common shares. On May 10, 2010, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. On April 30, 2012, a 25.00% stock dividend was paid on the preferred shares and common shares. On May 11, 2012, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. On May 7, 2013, subject to the approval of the shareholders at the General Meeting to be held on April 30, 2013, a 12.85% stock dividend will be paid on the preferred and common shares. On May 14, 2013, subject to the approval of the shareholders at the General Meeting to be held on April 30, 2013, a corresponding adjustment will be made to the ADSs through the issuance of additional ADSs. The Preferred ADSs are evidenced by Preferred ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder (the “Second Amended and Restated Deposit Agreement”). The Common ADSs are evidenced by Common ADRs, issued pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder (the “Common ADS Deposit Agreement” and, together with the Second Amended and Restated Deposit Agreement, and on the “Deposit Agreements”).

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

•                  our ability to renew our concessions, approvals and licenses on terms as favorable as those currently in effect or at all;

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

The selected consolidated financial data as of December 31, 2012, 2011 and 2010 and for each of the years ended December 31, 2012, 2011 and 2010, in IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$2.0476  per US$1.00, the exchange rate as of December 31, 2012. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On April 19, 2013, the exchange rate for reais was R$2,0075 per US$1.00. See “—Exchange Rates.”

Certain balances in the prior year financial statements, although not material in scale, were reclassified for the purposes of comparison with the financial statements for the year ended December 31, 2012. The prior period errors were neither material nor intentional. Although the adjustments were not material in scale, individually or in aggregate, the Company decided to adjust the comparative balances of 2011 and 2010 for the presentation of the financial statements for 2012, with the objective of maintaining the optimum comparison of the balances. Neither net profits nor net assets were adjusted as a result of the reclassifications. Refer to note 2.5 of our consolidated financial statements for further details.

Selected Consolidated Financial Data in IFRS

Selected Consolidated Financial Data in IFRS	As and for the year ended December 31,
	2012	2012	2011	2010	2009
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Income Statement Data:
Net operating revenues:
Electricity sales to final consumers	8,142	16,671	14,955	13,219	13,233
Revenue from wholesale supply to other concession holders and PROINFA	948	1,942	1,613	1,469	1,638
Revenue from use of the electricity distribution grid (TUSD)	1,082	2,216	1,978	1,658	1,332
Revenue from use of the concession transmission system	818	1,675	1,407	1,141	879
Transmission indemnity revenue	94	192	-	-	-
Construction revenues	797	1,631	1,541	1,341	1,291
Transactions in electricity on the CCEE	209	427	269	133	137
Other operating revenues	647	1,324	983	924	652
Taxes on revenue and regulatory charges	(3,720)	(7,618)	(6,997)	(6,095)	(5,737)
Total net operating revenues	9,017	18,460	15,749	13,790	13,425

Selected Consolidated Financial Data in IFRS	As and for the year ended December 31,
	2012	2012	2011	2010	2009
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Operating costs and expenses:
Electricity purchased for resale	(2,906)	(5,951)	(4,278)	(3,722)	(3,199)
Charges for the use of transmission facilities of the basic grid	(494)	(1,011)	(830)	(729)	(853)
Depreciation and amortization	(489)	(1,001)	(983)	(927)	(904)
Personnel	(665)	(1,361)	(1,249)	(1,212)	(1,318)
Gas purchased for resale	(242)	(495)	(329)	(225)	(167)
Royalties for usage of water resources	(91)	(186)	(154)	(140)	(154)
Outsourced services	(550)	(1,127)	(1,031)	(923)	(819)
Post-employment obligations	(65)	(134)	(124)	(107)	(150)
Materials	(40)	(82)	(98)	(134)	(114)
Provisions for operating losses	(382)	(782)	(257)	(138)	(124)
Employee’ and managers’ profit sharing	(119)	(244)	(221)	(325)	(239)
Construction costs	(796)	(1,630)	(1,529)	(1,328)	(1,410)
Other operating expenses, net	(310)	(634)	(362)	(321)	(316)
Total operating costs and expenses	(7,149)	(14.638)	(11,445)	(10,231)	(9,767)

Equity in Subsidiaries	(1)	(3)	(1)	-	-
Gain on dilution of interest in jointly controlled subsidiaries	129	264	-	-	-

Operational profit before Financial revenue (expenses) and Taxes	1,996	4,083	4,303	3,559	3.658

Financial revenues (expenses), net	611	1,252	(970)	(753)	(326)

Profit before taxes	2,607	5,335	3,333	2,806	3,332
Income taxes expense	(519)	(1,063)	(918)	(548)	(1,126)
Profit for the year	2,088	4,272	2,415	2,258	2,206
Non-controlling interests					(73)
Other comprehensive income (loss)	1	3	6
Comprehensive income	2,089	4,275	2,421	2,258	2,133

Basic earnings (loss): (2)
Per common share	2.45	5.01	2.83	2.65	2.59
Per preferred share	2.45	5.01	2.83	2.65	2.59
Per ADS	2.45	5.01	2.83	2.65	2.59
Diluted earnings (loss): (2)
Per common share	2.45	5.01	2.83	2.65	2.59
Per preferred share	2.45	5.01	2.83	2.65	2.59
Per ADS	2.45	5.01	2.83	2.65	2.59

	As and for the year ended December 31,
	2012	2012	2011	2010	2009
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Balance Sheet Data:
Assets:
Current assets	5,856	11,990	8,532	8,086	8,617
Property, plant and equipment, net	4,303	8,811	8,662	8,229	8,303
Intangible assets	2,185	4,473	5,404	4,948	3,705
Financial assets of concessions	5,453	11,166	9,086	7,672	5,508
Account receivable from the Minas Gerais State Government	-	-	1,830	1,837	1,824
Other assets	2,116	4,333	3,495	2,702	2,337
Total assets	19,913	40,773	37,009	33,474	30,294

Liabilities:
Current portion of long-term financing	3,470	7,106	7,821	2,203	6,659
Other current liabilities	3,517	7,201	4,348	4,200	3,620
Total current liabilities	6,987	14,307	12,169	6,403	10,279
Non-current financing	4,427	9,064	7,958	11,024	4,634
Employee post-retirement benefits non-current.	1,089	2,229	2,187	2,062	1,915
Other non-current liabilities	1,528	3,129	2,950	2,509	2,301
Total non-current liabilities	7,010	14,422	13,095	15,595	8,850
Share capital	2,083	4,265	3,412	3,412	3,102
Capital reserves	1,931	3,954	3,954	3,954	3,969
Profit reserves	1,395	2,856	3,293	2,874	3,177
Accumulated other comprehensive income	471	965	1,081	1,211	1,343
Other shareholders´equity	2	4	5	25	(426)
Total shareholders´equity	5,882	12,044	11,745	11,476	11,165
Total liabilities and shareholders´equity	19,913	40,773	37,009	33,474	30,294

Other Data:

Outstanding shares basic:(2)	2012	2011	2010	2009

Common	372,837,085	372,837,085	372,837,085	372,837,085
Preferred	480,181,143	480,181,143	480,181,143	480,181,143
Dividends per share (2)
Common	R$2.50	R$1.52	R$1.40	R$1.09
Preferred	R$2.50	R$1.52	R$1.40	R$1.09
Dividends per ADS (2)	R$2.50	R$1.52	R$1.40	R$1.09
Dividends per share (3)(2)
Common	US$1.22	US$0.74	US$0.69	US$0.53
Preferred	US$1.22	US$0.74	US$0.69	US$0.53
Dividends per ADS (3)(2)	US$1.22	US$0.74	US$0.69	US$0.53

Outstanding shares—diluted: (2)
Common	372,837,085	372,837,085	372,837,085	372,837,085
Preferred	480,181,143	480,181,143	480,181,143	480,181,143
Dividends per share diluted (2)
Common	R$2.50	R$1.52	R$1.40	R$1.09
Preferred	R$2.50	R$1.52	R$1.40	R$1.09
Dividends per ADS diluted (2)	R$2.50	R$1.52	R$1.40	R$1.09
Dividends per share diluted (3)(2)
Common	US$1.22	US$0.74	US$0.69	US$0.53
Preferred	US$1.22	US$0.74	US$0.69	US$0.53
Dividends per ADS diluted (3)(2)	US$1.22	US$0.74	US$0.69	US$0.53

(1)           Converted at the exchange rate of US$1.00 to R$2.0476, the exchange rate as of December 31, 2012. See “—Exchange Rates.”

(2)           Per share numbers have been adjusted to reflect the stock dividends on our shares in April 2012, and per ADS numbers have been adjusted to reflect the corresponding adjustments to our ADS.

(3)           This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.

Exchange Rates

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional), or CMN, consolidated the commercial rate exchange market and the floating rate market into a single exchange market. Such regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a foreign person or company, without limitation as to amount. Additionally, all foreign exchange transactions must be carried out by financial institutions authorized by the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank, to operate in this market.

Brazilian law provides that whenever there (i) is a significant imbalance in Brazil’s balance of payments or (ii) are major reasons to foresee a significant imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the real float freely or will intervene in the exchange rate market. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future. Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. We cannot asure you that such measures will not be taken by the Brazilian Government in the future, which could prevent us from making payments to the holders of our ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares or common shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations.  For more information see “Risk Factors — Risks Relating to Brazil — Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs.”

The table below sets forth, for the periods indicated, the low, high, average and period-end exchange rates for reais, expressed in reais per US$1.00.

	Reais per US$1.00
Month	Low	High	Average	Period-end
October 2012	2.0210	2.0436	2.0297	2.0298
November 2012	2.0304	2.1118	2.0662	2.1118
December 2012	2.0445	2.1141	2.0775	2.0476
January 2013	1.9860	2.0478	2.0281	1.9875
February 2013	1.9564	1.9913	1.9729	1.9767
March 2013	1,9480	2,0210	1,9842	2,0210
April 2013 (1)	1,9690	2,0235	1,9973	2,0075

(1)                                 As of April 19, 2013.

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2008	1.5580	2.6190	1.8322	2.3130
2009	1.6995	2.4420	1.9976	1.7425
2010	1.6574	1.8885	1.7600	1.6631
2011	1.5375	1.8865	1.6723	1.8627
2012	1.6997	2.1141	1.9535	2.0476

Source: U.S. Federal Reserve Board

Risk Factors

You should consider the following risks as well as the other information in this annual report in evaluating an investment in our company.

Risks Relating to CEMIG

Public authorities may intervene in our concessions to ensure the appropriate provision of services, which could adversely affect our business, results of operations and financial condition.

Public authorities may intervene in concessions to ensure the appropriate provision of services, and/or faithful compliance with provisions of contracts, regulations and/or laws, and may also interfere in transactions or regulate revenues arising from operations of our facilities. Intervention from public authorities in our concessions, interference in transactions or regulation of revenue could adversely affect our business, results of operations and financial condition.

We cannot be certain of the renewal of our concessions.

We carry out a majority of our power generation, transmission and distribution activities pursuant to concession agreements entered into with the Federal Government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Federal Government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the power industry. In accordance with the Law No. 8,987 of February 13, 1995, or the Concessions Law, as modified by Federal Law No. 10,848 of March 15, 2004, or the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the Federal Government for additional periods of up to 20 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is acceptable to the Federal Government.

On September 11, 2012 the Brazilian government issued Provisional Measure 579, or PM 579, later converted into Law No. 12,783, which governs the extension of the concessions granted before Law No. 9074 of July 9, 1995.  Under PM 579, these concessions can be extended only once, for up to 30 years, at the option of the concession-granting power. On December 4, 2012, the Company signed the third amendment to Transmission Concession Contract 006/1997, which extended concession for 30 years under the terms of PM 579 from January 1, 2013. However, the Company opted not to request extension of the generation concessions that expire within the period 2013 to 2017. For the plants that would have had a first extension before PM 579, which include the Jaguara, São Simão and Miranda plants, we believe the Generation Concession Contract 007/1997 allows for the extension of the concession of those plants for an additional 20 years, subject to no additional conditions. For the other generation companies the have concessions that expire over the period from 2015 to 2017, which includes Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande, we have opted, under the terms of PM 579, not to apply for an extension of their concessions.

In light of the degree of discretion granted to the Federal Government, in relation to new concession contracts, renewal of existing concessions, and in accordance with the provisions established by PM 579 for renewal of distribution, generation and transmission concession contracts, we cannot guarantee that new concessions will be obtained or that our present concessions will be renewed on terms as favorable as those currently in effect. See “Item 4. Information on the Company—Competition—Concessions” and “Item 4. The Brazilian Power Industry—Concessions.” Non-renewal of any of our concessions could adversely affect our business, results of operations and financial condition.

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

Aneel has discretion to establish the rates Cemig Distribution charges consumers. These rates are determined by Aneel and designed to preserve the economic and financial equilibrium of concession contracts entered into with Aneel (acting on behalf of the Federal Government).

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments: (1) the annual readjustment; (2) the periodic revision; and (3) the extraordinary revision. The annual readjustment is designed to compensate us for changes in our costs that are beyond our control, such as the cost of electricity to supply consumers, which are established by the government, and charges for transmitting and distributing electricity through  transmission and distribution facilities of other companies. Every five years there is a periodic tariff revision aimed at compensating us for the same variations in our costs considered for the annual readjustment, remunerating us for the assets we have built during the five year period, and setting a factor based on our scale gains, which will be considered in our annual rate adjustments. If there is an unforeseen event that significantly alters the economicand financial equilibrium of our concession, there may be an extraordinary revision of our rates by Aneel.

Under all three forms of readjustments, in spite of there being pre-established rules and procedures that must be followed by both Aneel and us, Aneel may act as it deems appropriate and opportune in any given situation for the benefit of consumers’ rights. Thus, although our concession agreements provide that we must remain in economic and financial balance, we cannot assure you that Aneel will establish rates that will adequately compensate us in relation to the investments made or that will fully cover the operational costs of the concession holders.

Disruptions in the operation or deterioration in the quality of our services may have an adverse effect on our business, financial condition and results of operations.

The operation of complex electricity transmission networks and systems involves various risks, such as operational difficulties and unexpected interruptions, caused by events outside of our control. These events include accidents, breakdown or failure of equipment or processes, performance below expected levels of availability and efficiency of the transmission assets and disasters such as explosions, fires, natural phenomena, landslides, sabotage or other similar events. Furthermore, actions by government agencies responsible for the electricity network, the environment, operations and other issues that affect electricity transmission could adversely affect the functioning and profitability of the operations of our transmission lines.

Our insurance coverage may not be sufficient to fully cover costs and/or losses we may incur as a result of damage to our assets and/or service interruptions, which could result in an adverse effect on our business, financial condition and results of operations. For more information on our insurance coverage risk, see “—The insurance contracted by us may be insufficient to compensate for damages.”

The revenues we generate from establishing, operating and maintaining our facilities depend on the availability of our services. If our services become unavailable, we may be subject to reductions in the Permitted Annual Revenue (Receita Anual Permitida, or “RAP”) associated with our concession agreements, and we may face certain penalties, depending on the level of duration of the service unavailability. Therefore, interruptions in our transmission lines and substations may cause a material adverse effect on our business, financial condition and results of operations.

We may incur losses in connection with pending litigation.

We are currently defending several legal and administrative proceedings relating to civil, administrative, environmental, tax, labor and other claims. These claims involve a wide range of issues and seek indemnities and reparation in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against us. Our consolidated financial statements include contingency provisions in the total amount of R$468 million as of December 31, 2012 for actions in which the existence of a present obligation on the date of the financial statements was considered to be more likely than not. Unfavourable decisions in our legal proceedings may reduce our liquidity and adversely affect our business, financial condition or results of operations. In the event our contingency provisions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our results of operations and financial condition.

The rules for the sale of electric energy and market conditions could affect our energy selling prices.

Under applicable law, our generation companies are not allowed to sell energy directly to our distribution companies. As a result, our generation companies have to sell electricity in a regulated market through public auctions conducted by Aneel (the “Regulated Market,” the “Regulated Contracting Environment - ACR,” or the “Pool”) or in the Free Market (the “ACL”). Legislation allows distributors that contract with our generation companies under the Regulated Market to reduce the quantity of energy contracted for under existing energy contracts by up to 4% per year of the original contract amount for the entire contract period, exposing our generation companies to the risk of failing to sell their remaining energy at adequate prices.

We perform trading activities through power purchase and sale agreements, mainly in the ACL, through our generation and trading subsidiaries. Contracts in the ACL may be entered into with other generating agents, energy traders, or mainly, with “Free Consumers”. Free Consumers are consumers with demand equal to or greater than 3 MW, who are allowed to choose their electricity supplier. Some contracts with this type of consumer give them the flexibility to purchase more or less energy (by 5% on average) from us than was originally contracted for by such consumers, which may adversely impact our business, results of operations and financial condition. Other contracts do not allow for this kind of flexibility in the purchase of energy, however, the increase in market competition in the Free Market can influence the occurrence of this type of arrangement in purchase contracts in this market.

In addition to Free Consumers, there is a category of customers referred as “Special Consumers”,  which are consumers with contracted demand between 500kW and 3MW. Special Consumers are eligible to buy energy in the Free Market so long as they buy electricity from alternative sources, such as Small Hydroelectric Plants, biomass plants or wind farms. We have conducted these types of transactions with Special Consumers through some of our own energy resources located within certain of our subsidiaries, but from 2009 on, we have increased these alternative-energy transactions, and have developed a portfolio of purchase contracts for this type of energy. The terms of these agreements for the sale of energy to Special Consumers have certain flexibilities with regards to consumption level requirements designed to meet the demands of Special Customers, which are linked to the customer’s energy consumption level history. Large variations in the market price of energy may generate short-term positions that could adversely affect our results of operations and financial condition.

The lack of liquidity in the trading market or volatility in future prices due to market conditions and/or market perceptions may negatively affect our results of operations. Also, if we are unable to sell all the power capacity under our purchase contracts in the regulated auctions or in the free market, the unsold capacity will be settled in the CCEE at settlement prices (Preços de Liquidação de Diferenças), or PLD, which tend to be very volatile. If this occurs in periods of low settlement prices, our revenues and results of operations could be adversely affected.

The introduction of Law No. 12,783 brought certain changes to the organization of the Brazilian Energy Market and the impacts of this new regulation cannot yet be assessed, however its implementation may have an adverse effect on our business and results of operations.

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

We are also subject to Brazilian legislation, which requires payment of compensation in the event that our activities have polluting effects.  Under the federal legislation, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied toward compensation measures, in an amount to be determined on a case by case basis by environmental authorities according to the extent of the environmental impact of the project. Certain provisions of the state legislation provide that compensation measures should be adopted retroactively for projects concluded before the relevant legislation was enacted. The retroactive nature of these provisions is being contested by some companies, and the matter is also being discussed between The Minas Gerais State Environment and Sustainable Development Office (Secretaria de Estado de Meio-Ambiente e Desenvolvimento Sustentável, or Semad), the Office of the Attorney General of the State (Procuradoria Geral do Estado, or PGE), and the Minas Gerais Industries Association (Federação das Indústrias de Minas Gerais, or Fiemg), and it is not yet clear whether such provisions will be applied in practice. At this moment, it is not possible to evaluated the effects of this legislation on us, but such legislation may result in additional costs for us, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — Environmental Issues — Compensatory Measures”.

In addition, the laws of the State of Minas Gerais require the constitution of a Legal Forest Reserve, corresponding to 20% of the total area of the rural property, used in our operations. Due to the Opinion of the Minas Gerais State Economic Development Office (Secretaria Estadual de Desenvolvimento Econômico, or SEDE), that the Legal Forest Reserve does not apply to hydroelectric operations and the impact of the New Brazilian Forest Code on legislation in the State of Minas Gerais, this issue has not yet been decided. There also has not been any final decision on the application of the Legal Forest Reserve requirement to projects already in operation and to future projects. At this moment, it is not possible to evaluated the effects of such legislation on us, but it could adversely affect our business, results of operations and financial condition.  See “Item 4. Information on the Company — Environmental Issues — Legal Forest Reserves”.

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

•             our new facilities may not operate at the designated capacity the cost of the operation may be greater than forecast;

•             we may face a delay in relation to planned deadlines on a project;

•             we may not be able to obtain adequate working capital to finance our expansion projects; and

•             we may encounter environmental issues and claims by the local population during power plant construction or related to the transmission lines and substation construction.

If we experience these or other problems relating to the expansion of our electricity generation or transmission capacity we may be exposed to increased costs or we may fail to achieve the revenues we expected in connection with such expansion projects.

Aneel has discretion in setting the Permitted Annual Revenue of our transmission companies, and any adjustments that result in a decrease to such Permitted Annual Revenue could have a material adverse effect on our results of operations and financial condition.

The RAP that we receive through our transmission companies is determined by Aneel taking into account the terms of the concession contracts entered into with Aneel, on behalf of the Federal Government. The concession contracts and the law provide that the revenues of transmission companies are decided by Aneel, and are calculated based on the availability of assets (lines and substations) to the Brazilian National Electric Grid (Sistema Interligado Nacional, or SIN). The concession contracts provide for two mechanisms for adjustment of revenues: (i) annual tariff adjustments; and (ii) the periodic tariff review (revisão tarifária periódica, or RTP). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments consider the permitted revenues of the projects that have come into operation and the revenue from the previous period is adjusted by the Amplified National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). The periodic tariff review used to take place every four years, but Law No. 12,783 changed the tariff review period to five years. Our first periodic tariff review took place in July 2005 and the second in July 2009. During the periodic tariff review, the investments made by the concession holder in the period and the operational costs of the concession are analyzed by Aneel, taking into account only investment that it deems to be prudent, and operational costs that it assesses as having been efficient through a benchmarking methodology developed by utilizing an efficiency model based on data comparison among several Brazilian transmission companies. Therefore, the tariff review mechanism is subject to some extent to the discretionary power of Aneel, since it may omit to include investments that have been made, and can recognize operational costs as being lower than those actually incurred, which may result in a material adverse effect on our business, results of operations and financial condition.

As mentioned above, we extended the concessions of certain of our transmission utilities by the terms of  Law No. 12,783, which resulted in an adjustment to the RAP of those concessions, lowering the revenue we will received from such concessions.  The Brazilian Government compensated us for a reduction in the RAP of a portion of these concessions, but the assets in operation before 2000 have not yet been compensated. According to Law No. 12,783, we will be compensated for the reduction in the RAP of the assets in operation before 2000 in 30 years, adjusted by the IPCA.

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

In the negotiations for reaching the 2010 collective agreement, part of our employees went on strike for 20 days. During the 2011 negotiations for renewal of the Collective Employment Agreement (Acordo Coletivo de Trabalho, or ACT), there were five intermittent days of stoppages by our employees. During the 2012 negotiations for the renewal of the ACT, there was one day of stoppage by 12% of our employees. In all of these events, our Operational Emergency Committee was activated and the strikes and stoppages did not affect the supply of electricity to our consumers.

We do not have insurance against losses incurred as a result of business interruptions caused by employment-related actions. In the event of a strike, we may face an immediate loss of revenue. Contractual disputes, strikes, complaints or other types of conflicts relating to our employees or to unions that represent them may cause an adverse effect on our business, results of operations or financial condition, or on our ability to maintain normal levels of service.

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

We are subject to extensive and uncertain governmental legislation and regulation and any changes to such legislation and regulation could materially adversely affect our business, results of operations and financial condition.

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian energy sector and, in particular, the electricity industry. As part of the restructuring of the industry, the New Industry Model Law, introduced a new regulatory framework for the Brazilian electricity industry.

This regulatory structure has undergone several changes over recent years, the most recent being PM 579, which governs the extension of the concessions granted by Law No. 9,074 of July 7, 1995. Under this law, these concessions can be extended only once for up to 30 years, at the option of the concession-granting power.

The constitutionality of the New Industry Model Law is currently being challenged before the Brazilian Supreme Court (Supremo Tribunal Federal, or STF). As of the date of this report, the STF had not reached a final decision, and therefore, the New Industry Model Law is in full force and effect. If the New Industry Model Law is considered to be unconstitutional by the STF, the regulatory framework introduced by that law might cease to be in effect, which would generate uncertainty as to how and when the

Federal Government will be able to introduce changes to the electricity industry. Therefore, any decision on the constitutionality of the New Industry Model Law could have a material adverse effect on our activities, results of operations and financial condition.

Also, we cannot guarantee that new concessions will be obtained or that our present concessions will be renewed on terms that are as favorable as those currently in effect.

There are contractual restrictions on our capacity to incur debt.

We are subject to certain restrictions on our ability to incur debt due to covenants set forth in our loan agreements. In the event of our non-compliance with any such covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. In 2010, 2011 and 2012, we were at times in non-compliance with our covenants under our loan agreements, but we were able to obtain waivers from our creditors with regard to such non-compliances. As to 2012, in particular, the figures that gave rise to the waiver from ItaúBBA were preliminary and the actual figures ended up being not compatible with the obtained waiver. As another waiver was not obtained prior to December 31, 2012, not only the loan but others with cross-default conditions had to be recognized as a current liability. The amount transferred to current liabilities as a result of non-compliance with the covenant was R$ 1,206 million. We expect to obtain the waiver from ItaúBBA in May 2013. Although we have succeeded in obtaining the waivers, no assurance can be given that we would be successful in obtaining any waivers in the future. Early maturity of our obligations could adversely affect our financial condition especially in light of cross default provisions in several of our loan and financing contracts. The existence of limitations on our indebtedness could prevent us from executing new agreements to finance our operations or to refinance our existing obligations which could adversely affect our business, results of operations and financial condition.

We operate without insurance policies against catastrophes and general third party liability.

We do not have general third party liability insurance covering accidents, other than in connection with Aeronautical events, and have not asked for bids related to this type of insurance. In addition, we have not asked for bids for, nor do we carry, insurance coverage for major catastrophes affecting our facilities, such as earthquakes and floods, nor for business interruption risk; nor for operating system failures. Accidents or catastrophic events may materially adversely affect our business, results of operations or financial condition. See “Item 10. Additional Information—Insurance.”

The insurance contracted by us may be insufficient to compensate for damages.

The Company maintains insurance only for fire , risks involving our aircrafts and helicopters, and operational risks, such as damage to equipment, as well as those types of insurance coverage that are required by law, including transport insurance for goods belonging to us.

We cannot guarantee that our insurance policies are sufficient to cover in full any liabilities that may arise in the course of our business nor that these insurance policies will continue to be available in the future. The occurrence of claims in excess of the amount insured or which are not covered by our insurance policies might generate significant and unexpected additional costs for us, which could have a material adverse effect on our business, results of operation and financial condition.

Our level of consumer default could adversely affect our business, results of operations and financial condition.

As of December 31, 2012, our total past due receivables from final consumers were approximately R$1,324 million, corresponding to 7.17% of our net revenues for 2012, and our allowance for doubtful accounts was R$723 million. Approximately 12,54% our total receivables were owed by entities in the public sector. We may be unable to recover debts from several municipalities and other defaulting consumers. If these debts are not totally or partially recovered, we will experience an adverse impact on our business, results of operations and financial condition. In addition, any consumer defaults in excess of our allowance for doubtful accounts could have an adverse effect on our business, results of operations and financial condition.

We are strictly liable for any damages resulting from inadequate rendering of electricity services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity distribution services. In addition, when damages are caused to end consumers as a result of outages or disturbances in the generation, transmission and distribution system, whenever these outages or disturbances are not attributed to an identifiable member of the National System Operator (Operador Nacional do Sistema, or ONS) or to the ONS itself, the liability for such damages is shared among generation, distribution and transmission companies. Until a final allocation is defined, the liability for such damages will be shared in the proportion of 35.7% to distribution agents, 28.6% to transmission agents and 35.7% to generation agents. These proportions are established by the number of votes that each class of energy concessionaires receives in the general meeting of the

ONS, and as such, they are subject to change in the future. Our business, results of operations and financial condition might be adversely affected as a result of any such damages.

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

Because we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we will be able to distribute dividends to shareholders only if we receive dividends or other cash distributions from our operating subsidiaries. The dividends that our subsidiaries may distribute to us depend on our subsidiaries generating sufficient profit in any given fiscal year. Dividends can be paid out from the profit accrued in each fiscal year, or from accumulated profits from previous years, or from capital reserves. Such dividends are calculated and paid in accordance with Law No. 11,638 (which amended numerous provisions of Law No. 6,404/76), or Brazilian Corporate Law, and the provisions of the by-laws of each of our regulated subsidiaries.

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

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the IPCA, Brazilian annual inflation rates in 2010, 2011 and 2012 were 5.9%, 6.5% and 5.5%, respectively. No assurance can be given that inflation will remain at these levels.

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

In 2012, the real depreciated 9.93% against the U.S. dollar. Considering the volatility the world economy is facing, no assurance can be given that the real will not continue to depreciate against the dollar. On December 31, 2012, the buy exchange rate for the U.S. dollar against the real was R$2.0476 to US$1.00. See “Item 3 Key Information — Exchange Rates.”

As of December 31, 2012, approximately 3.27% of our total indebtedness under loans, financings and debentures was denominated in currencies other than the real (92.61% of that being denominated in U.S. dollars). If the real depreciates against the U.S. dollar, our related financial expenses will increase and our results of operations and financial condition could be adversely affected. We recorded foreign exchange-related gain of R$13 million in 2010, foreign exchange-related losses of R$19 million in 2011 and foreign exchange-related losses of R$38 million in 2012. We also have entered into certain power purchase agreements that are dollar denominated. We cannot guarantee that derivatives instruments and the proceeds from our dollar-denominated purchase agreements will be sufficient to avoid an adverse effect on our business, results of operations and financial condition in the event of adverse exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk” for information about our foreign exchange risk hedging policy.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, the Preferred ADS and the Common ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries and emerging market countries. Although the economic conditions of such countries may differ significantly from the economic conditions of Brazil, the reactions of investors to events in those countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries might reduce investor’s interest in securities of Brazilian issuers, including us. This could make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations which could adversely affect our business, results of operations and financial condition.

Political and economic instability in Brazil may affect us.

Periodically, allegations of unethical or illegal conduct have been made with respect to figures in the Brazilian government, including legislators and/or party officials. Further allegations on unethical or illegal conduct might be made at any time in relation to persons of the Brazilian government, including legislators and/or party representatives. If these events lead to a materially adverse perception of Brazil among investors, the trading value of our shares, the Preferred ADSs and the Common ADSs could decline, and our ability to access international markets could suffer. In addition, any political instability resulting from such events could cause us to re-assess our strategies if the Brazilian economy suffers as a result.

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

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of foreign capital registration from the Central Bank to remit U.S. dollars from Brazil to other countries for payments of dividends, any other cash distributions, or to remit the proceeds of a sale of shares. If you decide to exchange your Preferred ADSs or Common ADSs for the underlying shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the shares, or distributions relating to the shares, unless you obtain your own certificate of registration under CMN Resolution No. 2,689 of January 26, 2000, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain this certificate, you will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM. In order to complete this process, the investor will usually need to engage a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact your ability to receive dividends or distributions relating to the preferred shares or common shares abroad or the return of your capital in a timely manner. If you decide to exchange your preferred shares or common shares back into Preferred ADSs or Common ADSs, respectively, once you have registered your investment in the preferred shares or common shares, you may deposit your preferred shares or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the shares underlying your Preferred ADSs or Common ADSs for the desired price and within the desired period. In 2012, the São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros), or BM&FBovespa, the only stock exchange in Brazil on which shares are traded, had an average market capitalization of approximately R$2.52 trillion, as of December 31, 2012,  and average daily trading volume of approximately R$7.2 billion. In comparison, the operating companies listed on the New York Stock Exchange, Inc., or the NYSE, had a market capitalization of approximately US$19.9 trillion as of December 31, 2012 and an average daily trading volume of approximately US$98.1 billion in 2012.

Shareholders may receive reduced dividend payments if our net income does not reach certain levels.

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net income for the preceding fiscal year, based on our financial statements prepared in accordance with IFRS, and also in accordance with the accounting practices adopted in Brazil, and holders of preferred shares have priority of payment. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares equal at least the greater of 10% of the par value of our shares or 3% of the stockholders equity of our shares, in the event that such amount is greater than the payment based on 50% of our net income. If we do not have net income or our net income is insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made. However, under the guarantee of the State Government, our controlling shareholder, a minimum annual dividend of 6% of par value would in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions have not been made in a given fiscal year. See “Item 8. Financial Information—Dividend Policy and Payments” for a more detailed discussion.

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

The following are our principal subsidiaries, which are consolidated in our financial statements as of and for the year ended December 31, 2012, all of which are incorporated in Brazil:

CEMIG GROUP

117 Companies and 17 Consortia

At March 31, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS
Parati S.A. Participações em Ativos de Energia Elétrica VS: 50% TS:25%
Redentor Energia S.A. 96.81%
Rio Minas Energia Participações S.A. 100%
Luce Empreendimentos e Participações S.A. 100%
Light S.A. RME: 13.03% LEPSA: 13.03% Cemig: 26.06%
Instituto Light para o Desenvolvimento Urbano e Social 100%
Lightcom Comercializadora de Energia S.A. 100%
Light Serviços de Eletricidade S.A. 100%
CR Zongshen E-Power Fabricadora de Veículos Ltda. 20%
Light Esco Prest. Serviços S.A. 100%
EBL Companhia de Eficiência Energética S.A. 33%
Amazônia Energia Participações S.A. Light: 25.5% Cemig GT: 74.5%
Norte Energia S.A. (Belo Monte) 9.77%
Lightger S.A. (PCH Paracambi) Light: 51% Cemig GT: 49%
Itaocara Energia Ltda. 100%
Consórcio UHE Itaocara Itaocara: 51% Cemig GT: 49%
Light Soluções em Eletricidade Ltda. 100%
Light Energia S.A. 100%
Central Eólica São Judas Tadeu Ltda. 100%
Central Eólica Fontainha Ltda. 100%
Guanhães Energia S.A. Light Energia: 51% Cemig GT: 49%
Consórcio UHE Água Limpa Light Energia: 51% Cemig GT: 49%
Renova Comercializadora de Energia S.A. 100%
Renova Energia S.A. VS: 32.31% TS: 21.98%
8 SPEs de Geração Eólica 99.99%
Renova PCH Ltda. 99%
Enerbrás Centrais Elétricas S.A. 100%
Energética Serra da Prata S.A. 99.99%
Renovapar S.A. 100%
Nova Renova S.A. 99.99%
Bahia Eólica Participações S.A. 100%
5 SPEs de Geração Eólica 99.99%
Renova Eólica Participações S.A. 100%
15 SPEs de Geração Eólica 99.99%
Salvador Eólica Participações S.A. 100%
9 SPEs de Geração Eólica 99.99%
CEMIG Distribuição S.A. (Cemig D) 100%
CEMIG Geração e Transmissão S.A. (Cemig GT) 100%
Cemig Baguari Energia S.A. 100%
Baguari Energia S.A. 69.39%
Consórcio UHE Baguari 49%
Hidrelétrica Cachoeirão S.A. 49%
Hidrelétrica Pipoca S.A. 49%
Consórcio da Hidrelétrica de Aimorés 49%
Madeira Energia S.A. 10%
Consórcio AHE Funil 49%
Santo Antônio Energia S.A. 100%
Consórcio da Usina Hidrelétrica de Igarapava 14.50%
Central Eólica Praias de Parajuru S.A. 49%
Consórcio AHE Porto Estrela 33.33%
Central Eólica Praia do Morgado S.A. 49%
Consórcio CEMIG-CEB (UHE Queimado) 82.50%
Central Eólica Volta do Rio S.A. 49%
Consórcio Tapajós 11.11%
Consórcio Cosama 49%
Transmissora Aliança de Energia Elétrica S.A. VS: 42.38% TS: 43.36%
Brasnorte Transmissora de Energia S.A. 38.6645%
São Gotardo Transmissora de Energia S.A. 100%
ETAU - Empresa de Transmissão do Alto Uruguai S.A. 52.58%
ATE II Transmissora de Energia S.A. 100%
ATE III Transmissora de Energia S.A. 100%
Transchile Charrúa Transmisión S.A. 49%
Companhia de Transmissão Centroeste de Minas 51%
Companhia Transleste de Transmissão 25%
Companhia Transirapé de Transmissão 24.50%
Companhia Transudeste de Transmissão 24%
Empresa Catarinense de Transmissão de Energia S.A. 19.09%
Empresa de Transmissão Serrana S.A. 100%
Empresa Regional de Transmissão de Energia S.A. 49.99%
Empresa Norte de Transmissão de Energia S.A. 49.99%
Empresa Paraense de Transmissão de Energia S.A. 49.98%
Empresa Santos Dumond de Energia S.A. 100%
Empresa Amazonense de Transmissão de Energia S.A. 49.98%
Lumitrans Cia. Transmissora de Energia Elétrica 80%
STC - Sistema de Transmissão Catarinense S.A. 80%
Empresa Brasileira de Transmissão de Energia S.A. Cemig GT:49% EATE:51%
Cia. de Gás de Minas Gerais 59.57%
Usina Térmica Ipatinga S.A. 100%
CEMIG PCH S.A. 100%
Horizontes Energia S.A. 100%
Sá Carvalho S.A. 100%
Rosal Energia S.A. 100%
Usina Termelétrica Barreiro S.A. 100%
CEMIG Capim Branco Energia S.A. 100%
Consórcio Capim Branco Energia 21.05%
Centro de Gestão Estratégica de Tecnologia 100%
Efficientia S.A. 100%
Axxiom Soluções Tecnológicas S.A. Light 51% Cemig 49%
CEMIG Serviços S.A. 100%
Cemig Comercializadora de Energia Incentivada S.A. 100%
Empresa de Serviços de Comercialização de Energia Elétrica S.A. 100%
CEMIG Trading S.A. 100%
CEMIG Telecomunicações S.A. 99.99%
Ativas Data Center S.A. 49%
Consórcio de Exploração SF-T-104 24.5%
Consórcio de Exploração POT-T-603 24.5%
Consórcio de Exploração SF-T-120 24.5%
Consórcio de Exploração REC-T-163 24.5%
Consórcio de Exploração SF-T-114 24.5%
Consórcio de Exploração SF-T-127 24.5%
Key:
20 Transmission Companies
02 Distribution Companies
20 Generation Companies
42 Wind Power Companies
10 Generation Consortia
02 Non-profit
01 Electric vehicle factory
01 Gas Distribution
01 Telecoms
05 Trading
15 Holding Company
07 Services
06 Gas Consortia
VS = Voting Shares
TS = Total Shares

Our main subsidiaries and jointly controlled entities include:

•                  Cemig Geração e Transmissão S.A., or Cemig Generation and Transmission (100% interest) which engages in electricity generation and transmission.

•                  Cemig Distribuição S.A., or Cemig Distribution (100% interest) which engages in electricity distribution.

•                  Light S.A. (“Light”) (jointly controlled, 26.06% direct and a 6.42% indirect interest in its total capital). The main holdings of Light are Light Energia S.A. (“Light Energia”), a generator of electricity, Light Serviços de Eletricidade S.A., an electricity distributor, and Light Esco Ltda., which operates in energy trading and energy efficiency. For further details, please see “—Acquisition of Interest in Light.”

•                  Companhia de Gás de Minas Gerais (“Gasmig”) (jointly controlled, 59.57% interest) which acquires, transports, distributes and sells natural gas.

•                  Trasmissora Aliança de Energia Elétrica S.A. (“TAESA”), formerly Terna Participações S.A., (jointly controlled, 43.36% indirect interest in its total capital), a holding company which operates in electricity transmission in 16 states of Brazil through the following companies, which it controls or in which it has stockholding interests:

■                Empresa de Transmissão do Alto Uruguai S.A. (“ETAU”) (holding 52.58% of the registered capital),

■                Brasnorte Transmissora de Energia S.A. (holding 38.67% of the registered capital),

■                ATE II Transmissora de Energia S.A. (holding 100% of the registered capital),

■                ATE III Transmissora de Energia S.A. (holding 100% of the registered capital) and

■                São Gotardo Transmissora de Energia S.A (holding 100% of the registered capital)

Strategy

Our vision and goal is to “consolidate our position as the largest group in the Brazilian electricity sector in this decade, with a presence in the natural gas industry, and becoming a world leader in sustainability, admired by clients and recognized for our strength and performance.

In order to achieve our vision of the future and to follow our Long Term Strategic Plan, we have the following goals:

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

We have taken part in several transactions in the last year, which includes among others, the following:

Acquisition of Interest in Light

On May 12, 2011, our subsidiary Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), an unlisted special purpose company, incorporated in October, 2008, which has as its corporate purpose the participation in the capital stock of other companies, domestic or foreign, as a partner or shareholder, acquired from Fundo de Investimento em Participações — PCP (“FIP PCP”) 54.08% of the total share capital of Redentor Energia S.A., which holds indirectly 13.03% of the share capital of  Light, through its subsidiary RME — Rio Minas Energia Participações S.A.

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

On March 14, 2013, Parati carried out a public offer for acquisition of shares aiming at the cancellation of Redentor Energia S.A.’s Listing Registration and its exit from the Novo Mercado segment. As a result of this public offer, Redentor Energia exits form the Novo Mercado segment, but it had to remain listed in BM&FBovespa.

On December 31. 2011, Parati held, directly, 25.64% of the registered capital of Light S.A. (“Light”). We held 25% of Parati’s share capital; and Redentor Fundo de Investimento em Participações held 75%. On December 31, 2011, we held a 32.47% total interest in Light, which included a direct 26.06% interest and an indirect 6.41% interest through Parati.

On February 10, 2012, Light approved the acquisition of 26,520,000 common shares (equivalent to a 51% equity interest) of Guanhães Energia S.A. (“Guanhães Energia”) by Light Energia for R$ 25.0 million (in May 2011 equivalent currency, adjusted by the  IPCA index until the date of closing of the transaction).The acquisition is conditional on prior approval by Aneel and will be submitted to the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica, or  CADE).

On August 28, 2012, Light Energia signed the final closing agreement with  Investminas Participações S.A. for the acquisition of 26,520,000  Class A common shares in Guanhães Energia S.A., equivalent to 51% of its share capital, for R$ 26,586,219.15.

On September 10, 2012 Light Energia issued 30 non-convertible debentures, with nominal unit value of R$1.0 million , maturing on June 4, 2026, for a total of R$30.0 million.

Acquisition of Interest in Transmission Companies from Abengoa

On November 30, 2011, TAESA, one of our jointly controlled companies, completed acquisition of interests of the ABENGOA Group (comprised of the companies disclosed below), as follows:

(i) 50% of the shares held by Abengoa Concessões Brasil Holding S.A. (“Abengoa”) in the share capital of União de Transmissoras de Energia Elétrica Holding S.A. (“UNISA”), the current name of Abengoa Participações Holding S.A., which holds 100%  of the total share capital of the transmission companies:

STE – Sul Transmissora de Energia S.A. (“STE”),

ATE Transmissora de Energia S.A. (“ATE”),

ATE II Transmissora de Energia S.A. (“ATE II”), and

ATE III Transmissora de Energia S.A. (“ATE III”, together with STE, ATE and ATE II, the “UNISA Transmission Companies”), and

(ii) 100% of the shares held by Abengoa and by Abengoa Construção Brasil Ltda. in the share capital of NTE — Nordeste Transmissora de Energia S.A.

Under the pricing provisions in the share purchase agreement with the Abengoa Group, the total amount paid by TAESA for the acquisition was R$1,163 million, with the proceeds of its fourth issue of promissory notes, financial settlement of which took place on November 29, 2011. The operating assets acquired include 1,579 miles of transmission lines, with a Permitted Annual Revenue (Receita Anual Permitida, or “RAP”) of R$509 million, representing an increase of R$309 million in TAESA’s RAP 2011/2012.

On March 16, 2012, TAESA, signed a share purchase agreement with Abengoa for acquisition of the remaining 50% of the shares held by Abengoa in UNISA, which in turn owns 100% of the share capital of the UNISA Transmission Companies. TAESA will pay a total amount of R$ 863.5 million in December 31, 2011 equivalent currency, for this acquisition. This amount will be updated by the accumulated variation of the Brazilian benchmark rate (“SELIC”)between the base date and the business day immediately preceding the date of completion of the transaction, when the actual acquisition of the shares by TAESA will take place. The acquisition price will be adjusted for remuneration and increases or reductions of capital that take place between the base date and the date of completion of the transaction.  Completion of the transaction and actual acquisition of the shares by TAESA will be subject to the fulfillment of certain suspensive conditions, which include: (i) approval by the General Meeting of Stockholders of TAESA; (ii)

consent of the financing banks of the UNISATransmission Companies; and (iii) approval of the transaction by Aneel. Also, the transaction will be submitted to CADE, in accordance with Law 8884/94. On July 3, 2012, TAESA concluded the acquisition of the remaining 50% interest of Abengoa in UNISA (STE, ATE, ATE II and ATE III) for the amount of R$ 904 million. TAESA financed this acquisition by the issue of R$ 905 million in promissory notes.

Transfer of equity interests of the TBE transmission assets, held by Cemig and Cemig Generation and Transmission, to TAESA

On May 17, 2012, Cemig and TAESA signed a Private Contract for Investment in Transmission Assets, agreeing to transfer to TAESA the minority equity interests held by Cemig and Cemig Generation and Transmission in the share capital of the following holders of public electricity service concessions:

(i)                         Empresa Catarinense de Transmissão de Energia S.A.– ECTE;

(ii)                      Empresa Regional de Transmissão de Energia S.A. – ERTE;

(iii)                   Empresa Norte de Transmissão de Energia S.A. – ENTE;

(iv)                  Empresa Paranaense de Transmissão de Energia S.A. – ETEP;

(v)                     Empresa Amazonense de Transmissão de Energia S.A. – EATE; and

(vi)                  Empresa Brasileira de Transmissão de Energia S.A. – EBTE.

Within the scope of this stockholding restructuring, TAESA will disburse the amount of R$ 1,732 million, of which R$ 1,668 million  will be paid to Cemig and R$ 64 million will be paid to Cemig Generation and Transmission. These amounts will be updated by the CDI rate from December 31, 2011, less any dividends and/or interest on equity that is declared, whether paid or not. The amount involved was agreed by the companies based on technical valuations conducted by independent external evaluators.

This shareholding restructuring is in accordance with our strategic planning, which aims to consolidate our holdings in electricity transmission companies in a single corporate vehicle, and to optimize our ability to assess opportunities in future auctions of transmission lines and acquisition of transmission assets in operation.

Acquisition of the São Gotardo substation by TAESA in Aneel Auction 005/2012

On June 6, 2012, TAESA won Lot E of Aneel Auction 005/2012. TAESA created a special-purpose company (“SPC”) named São Gostardo Transmissora de Energia S.A. to which Aneel granted the right to commercial operation of the concession comprising two transmission functions within the São Gotardo 2 substation in the state of Minas Gerais. TAESA did not offer a discount in relation to the initial base RAP  of R$ 3,74 million and expects to complete construction within the period stipulated by Aneel, February 2014.

TAESA follow-on equity offering

On July 19, 2012, in a follow-on equity offering, TAESA issued 24 million units (each presenting one common share and two preferred shares), at R$ 65 per unit..On August 20, 2012, the bookrunners exercised the overallotment option and TAESA issued an additionl 3 million units, totaling 27 million units issued in the follow-on equity offering. The share capital of TAESA was increased, within the limit of its authorized capital, in the amount of R$1.755 billion, by issuance of 81 million new shares: 27 million common and 54 million preferred shares. Under Brazilian Corporate Law, and our by-laws, existing stockholders did not have a right of first refusal in this subscription. As a result of the follow-on equity offering, Cemig Generation and Transmission’s holding in TAESA was diluted, from 56.69% to 43.36%. The mentioned operation gave rise to a gain in the amount of R$ 259, reported in our profit and loss account for the third quarter of 2012.

On December 4, 2012, TAESA underwent a three-for-one split of all its shares: each share (whether or not represented by or included in a deposit certificate (or “unit”)) became three shares of the same type.  The split had no effect on TAESA’s equity, on the ratio of common to preferred shares, or on any feature or attribute of any share.. After the split, TAESA has 1,033,496,721 shares: 691,553,133 common shares and 341,943,588 preferred shares; and there is no change in the total value of TAESA’s share capital.

Acquisition of Interest in Renova

Renova Energia S.A. (“Renova”) is a company generating electricity from renewable sources focused on wind farms and small hydroelectric plants (PCHs). Renova prospects for, develops and implements renewable energy enterprises and is currently the only company listed on the BM&FBovespa dedicated to working with alternative energy sources in Brazil. It has created the largest wind farm complex in Brazil, located in the semi-arid region of the Brazilian state of Bahia, and sold a total of 690MW of installed electricity generation capacity in the reserve energy auctions of 2009 and 2010, the A–3 auction of 2011 and the A-5 auction of 2012.

On August 19, 2011 Light, through its subsidiary Light Energia, subscribed 50,561,797 of Renova’s common shares. As a result, Light Energia holds 34.85% of Renova’s common shares and 25.9% of its total capital. The transaction included a private placement of Renova’s shares in the approximate amount of R$ 360.0 million. Renova1s minority shareholders participated in the private placement, resulting in a total capital injection of R$ 376.0 million.

The common shares subscribed by Light Energia are part of the controlling stockholding block of Renova, and represent half of the shares comprising the control block, with the same rights and preferences attributed to the other common shares issued by Renova. To make the transaction possible, RR Participações S.A. (“RR Participações”) and certain stockholders of Renova waived their right of first refusal in favor of Light Energia. Light Energia and RR Participações entered into a stockholders’ agreement which regulated the exercise of the right to vote, purchase and sale of shares issued by the Renova held by the parties, and their rights and obligations as stockholders of the Renova. Light has experience in building and operating generation projects, and sale and placement of electricity. We understand that this combination will enable Renova to position itself as one of the largest players in wind generation in Latin America, with unique and extremely attractive characteristics. The agreement also contains a commitment by Light to purchase 400MW of installed power capacity provided by Renova’s wind projects. The companies further have the right of first refusal in the purchase or sale, as applicable, of wind energy in long-term The principal purpose of this acquisition is to accelerate the growth of Renova through a combination of its own technical capacity and pioneering experience in development of new projects and business with our own experience and contracts entered into in the Free Market.

On June 22, 2012, the Contract for Subscription of Units issued by Renova, was entered into between BNDES Participações S.A. (“BNDESPar”), Renova, Light, Light Energia and RR Participações, governing the investment by BNDESPar in Renova. The contract is for a capital increase in Renova, to be decided at a later date, in the total amount of up to R$ 314,700,407.85, at the price of R$ 9.3334 per share. The entry of BNDESPar into Renova provides increased negotiating and financial capacity for it to make the investments planned up to that time. Due to this operation, as of 31 December, 2012, Light’s interest in Renova was 21.99%.

The table below shows the Renova portfolio of projects.

Contracted Capacity (MW)	1090
LER 2009	294
LER 2010	162
A-3 2011	212
PPA Free Market	400
A-5 2012	22,4
Certified Projects (MW)	2200
Developing Projects (MW)	2400

In July, 2012, Renova Energia set up Alto Sertão I, a wind farm complex, located among the cities of Caetité, Igaporã and Guanambi, in the Southwest region of the state of Bahia. Alto Sertão I  is considered the largest wind farm complex in Latin America, with an installed capacity of 294 MW, enough to supply 540,000 homes, the complex had an investment of R$1.2 billion and consists of 14 wind farms and 184 turbines.

Acquisition of Interest in Guanhães Energia

On February 10, 2012, Light approved the acquisition of 26,520,000 common shares (equivalent to a 51% equity interest) of Guanhães Energia S.A. (“Guanhães Energia”) by Light Energia for R$ 25.0 million (in May 2011 equivalent currency, adjusted by the  IPCA index until the date of closing of the transaction).The acquisition is conditional on prior approval by Aneel and will be submitted to the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica, or  CADE).

On August 28, 2012, Light Energia signed the final closing agreement with  Investminas Participações S.A. for the acquisition of 26,520,000 Class A common shares in Guanhães Energia S.A., equivalent to 51% of its share capital, for R$ 26.5 million. For more information regarding Guanhães Energia, see “Expansion of Generation Capacity” section.

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

The transaction involving the participation of Amazônia Energia as a stockholder of Norte Energia was approved by the Extraordinary General Meeting of Norte Energia and by our and Light’s Boards of Directors. The Brazilian electricity regulator, Aneel, has been informed about the transaction, and it has been submitted to CADE, in accordance with Law 8884/94.

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

Increase of stockholding in Gasmig

On December 27, 2011, our Board of Directors authorized the acquisition of 10,781,736 nominal common shares and 7,132,773 nominal preferred shares, representing 4.38% of the total capital of Companhia de Gás de Minas Gerais — Gasmig, which belonged to the State of Minas Gerais, for R$ 67.2 million, corresponding to a price per share of approximately R$3.75, lately adjusted to the value given by an independent valuation opinion prepared by a specialized institution, which resulted in a valuation of the holding acquired at R$65. For more information, see the section “14. Investment”, in the Financial Statements.

Acquisition by Cemig of an equity interest in Gás Brasiliano (GBD)

On February 8, 2012, CEMIG signed an investment agreement with Petrobrás Gás S.A — Gaspetro and Gás Brasiliano Distribuidora S.A (“GBD”), to subscribe common shares representing 40% of the share capital of GBD, subject to certain prior conditions. GBD is a natural gas distribution company that distributes to consumers in the residential, industrial, and commercial sectors, the automobile industry, co-generation plants, and thermal generation plants.

Increase in the interest held by Cemig Capim Branco Energia S.A. in the Capim Branco Energia Consortium

At a board meeting on December 28, 2012, Cemig authorized its wholly-owned subsidiary, Cemig Capim Branco Energia S.A.  (“Cemig Capim Branco”), to accept an offer made by Suzano Papel e Celulose S.A. and its subsidiaries (“Suzano”), on December 27, 2012, for acquisition by Cemig Capim Branco of its proportional interest in the 17.89% interest held by Suzano in the Capim Branco Energia Consortium (“the Consortium”), and also stated the intention to acquire any shares remaining in the event that the other consortium members did not exercise their rights of first refusal, as specified in the Consortium Constitution Agreement. Suzano’s interest in the Consortium proportionately represents about 81MW of installed capacity, at the Amador Aguiar I and II hydroelectric plants, and assured average power of 51MW. The members of the Consortium other than Suzano are Cemig Capim Branco, with 21.05% Vale S.A., with 48.42%; and Votorantim Metais Zinco S.A., with 12.63%. On March 12, 2013 Cemig Capim Branco signed the final contract for the acquisition of 30.30% of Suzanos’s 17.89% interest in the Consortium. The total price agreed, subject to any adjustments, for Suzano’s 17.89% interest in the Consortium was R$ 320 million. Of this total, the proportional interest to be acquired by Cemig Capim Branco represents a total of approximately R$97 million. The transaction is subject to completion, and approvals by Aneel and CADE.

Capital Expenditures

Capital expenditures for the years ended December 31, 2012, 2011 and 2010 in millions of reais, were as follows:

	Year ended December 31,
	2012	2011	2010
Distribution network	1,446	1,857	2,050
Power Generation	804	972	359
Transmission network	446	1,030	1,581
Others	834	121	132
Total capital expenditures	3,530	3,980	4,122

Recent changes in the regulation of the energy sector, especially those introduced to the generation and transmission business by Law No. 12,783, and Cemig Distribution’s tariff review (held in April 2013) have required more precise budget planning. As of the date of this report, our Capital Expenditure and Investment Plan for 2013 had not yet been approved by us.

We expect to fund our capital expenditures in 2013 mainly from our cash flow from operations and, to a lesser extent, through financing. We expect to finance our expansion and projects by commercial bank loans and by issuing debentures in the local market.

Business Overview

General

We run a business related to generation, transmission, distribution and sale of electricity, gas distribution, telecommunications and the provision of energy solutions.

Cemig

Cemig engages in transactions for the purchase and sale of electricity through its subsidiaries. Total resources used in the year 2012 amounted to 83,912  GWh, an amount that is 2.9% higher than the resources used in the previous year. The amount of energy produced in 2012 was 38,433 GWh, which represented an increase of 12.7% over 2011 and the amount of energy purchased totaled 45,479 GWh, which represented an decrease of  4.1% over 2011. This refers to the energy purchased form Itaipu 8,422 GWh and energy purchased by CCEE and other companies (37,057 GWh).

The energy traded in 2012 was 48,487 GWh, an amount 1.34% higher than traded in 2011, and 94.9% of that value (46,015 GWh) was traded to final consumers, both captive and free.

The total losses of energy in the core network and distribution networks totaled 6,317 GWh, which corresponds to 7.5% of total resources and 10.6% higher than the losses in 2011 (5,712 GWh).

The table below shows the breakdown of resources and power requirements by Cemig traded in the last three years.

CEMIG’S ELECTRIC ENERGY BALANCE (6)

(GWh)	Year ended December 31,
	2012	2011	2010
RESOURCES	83,912	81,523	77,752
Electricity generated by CEMIG (1)	35,382	31,276	30,361
Electricity generated by auto-producers	1,100	997	980
Electricity generated by Ipatinga	309	308	300
Electricity generated by Barreiro	82	60	65
Electricity generated by Sá Carvalho	405	356	380
Electricity generated by Horizontes	54	53	80
Electricity generated by Cemig PCH	70	51	58
Electricity generated by Rosal Energia	249	251	310
Electricity generated by Amador Aguiar	656	580	614
Electricity generated by Cachoeirão (5)	126	163	134
Electricity bought from Itaipu	8,422	8,475	8,590
Electricity bought from CCEE and other companies (2)(3)	37,057	38,953	35,880

REQUIREMENTS	83,912	81,523	77,752
Electricity delivered to final consumers (4)	46,015	45,346	43,272
Electricity delivered to auto-producers	994	991	993
Electricity delivered by Ipatinga	309	308	300
Electricity delivered by Barreiro	97	100	99
Electricity delivered by Sá Carvalho	476	498	496
Electricity delivered by Horizontes	81	83	85
Electricity delivered by Cemig PCH	109	115	121
Electricity delivered by Rosal Energia	263	262	263
Electricity delivered by Cachoeirão (5)	143	143	143
Electricity delivered to the CCEE and other companies(2)(3)	29,108	27,965	26,264
Losses	6,317	5,712	5,716

(1)                                 Discounting the losses attributed to generation (418 GWh in 2012) and the internal consumption of the generating plants.

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

Light

Total energy consumption in the concession area of Light Serviços de Eletricidade S.A. (“Light SESA”), which is controlled by our subsidiary Light S.A., (including captive customers and transport of Free Consumers) came to 23,384 GWh in 2012, a 2.0% increase over 2011. The commercial  segment, which increased by 9.1%, was the best performer.

In 2012, the amount of energy produced was 4,290 MWh a volume 5.0% below the 4,518 MWh generated in 2011. All of Light’s energy is produced by hydropower plants, with a total capacity of 855MW (excluding energy produced by other companies).

In 2012, a total of 5,372.8 GWh was sold, a 2.7% decline from the amount sold in 2011. This result was primarily impacted by the spot market sales due to the poor hydrological conditions during 2012, especially in the last quarter. In the captive market (ACR), volume was down 2.0% from the previous year due to the reinstatement of Mechanism for the Offsetting of Surpluses and Deficits (MCSD). The reinstatement of MCSD resulted in the termination of contracts in the captive market (ACR), which offset the 20.5% increase in sales to the free market (ACL).

The table below shows the energy generated and sold by Light Energia for the periods and in the markets indicated below.

LIGHT ENERGIA (GWh)	4Q 2012	4Q 2011%		2012	2011	%
ACR Sales	1,069.4	1,082.0	-1.2%	4,103.0	4,185.7	-2.0%
ACL Sales	204.7	173.0	18.3%	746.6	619.8	20.5%
Spot Sales (CCEE)	(4.9)	125.4	-	523.2	717.5	-27.1%
Total	1,269.2	1,380.4	-8.1%	5,372.8	5,523.0	-2.7%

In accordance with Aneel’s calculation methodology, Light’s commercial, or non-technical, losses in the year ended December 2012 totaled 6,007 GWh, representing 45.4% of billed energy in the low-voltage market, 2.3 and 5.0 percentage points up from September 2012 and December 2011, respectively. For more information, see “Energy Losses” section.

Light SESA’s total energy losses amounted to 8,584 GWh, or 23.6% of the grid load, in 2012, 1.9% up from 2011, due to high temperatures recorded during 2012, especially in the fourth quarter, that caused an increase of electric power theft by low-income consumers, and primarily by the initiative implemented at the beginning of the year related to the termination of contracts with clients presenting long-term default in areas where traditional collection initiatives are not effective, pursuant to ANEEL Resolution 414.

LIGHT’S ELECTRIC ENERGY BALANCE

	Year ended December 31,
	2012	2011	2010
Energy Balance (GWh)
Grid Load	36,409	34,983	35,201
Energy transported to utilities	2,637	2,901	3,047
Energy transported to free consumers*	5,018	4,664	5,206
Own Load	28,755	27,418	26,948
Captive market consumption	20,054	19,877	19,459
Low Voltage Market	13,207	12,985	12,630
Medium Voltage Market	6,847	6,891	6,829
Losses + Non Billed Energy	8,701	7,542	7,489

* Including CSN and CSA

Generation

According to Aneel, at December 31, 2012, we were the fourth largest electric power generation group in Brazil as measured by total installed capacity. At December 31, 2012, we generated electricity at 64 hydroelectric plants, three thermoelectric plants and three wind farms and had a total installed generation capacity of 7,038 MW of which hydroelectric plants accounted for 6,805 MW, thermoelectric plants accounted for 184 MW and wind farms accounted for 49 MW.  Eight of our hydroelectric plants accounted for approximately 77% of our installed electric generation capacity in 2012.  During the year ended December 31, 2012, we recorded expenses totaling R$252.58 million relating to transmission charge payments made to the ONS and to transmission concession holders. See “—The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it is generated to the distribution networks for delivery to final users. We transport energy produced at our own generation facilities and that we purchase from Itaipu, and other sources, as well as the energy for the interconnected power system and other concessionaires. Our transmission network is comprised of power transmission lines with a voltage capacity equal to or greater than 230 kV and is part of the Brazilian Grid regulated by the ONS. See “—The Brazilian Power Industry.” As of December 31, 2012, our transmission network consisted of approximately  40 miles of upper 525 kV lines, 3,042 miles of 500 kV lines, 135 miles of 440kV lines, 1,286 miles of 345 kV lines and 1,343 miles of 230 kV lines, which were distributed, mainly, among the following companies :

•                  Cemig Generation and Transmission: 1,352 miles of 500 kV lines, 1,222 miles of 345 kV lines and 490 miles of 230 kV lines located in Minas Gerais.

•                  TAESA: Our proportional share of TAESA transmissions lines includes 1,159 miles of 500 kV lines, 135 miles of 440 kV lines and 303 miles of 230 kV lines in 16 different Brazilian States.

•                  TBE: Our proportional share of TBE transmissions lines includes 40 miles of upper 525 kV lines, 531 miles of 500 kV lines, one mile of 345 kV lines and 456 miles of 230 kV lines.

•                  Transmineiras* and  Centroeste: Our proportional share of Transmineiras and Centroeste transmissions lines includes  63 miles of 345 kV lines and 9 miles of 230 kV lines.

•                  Light: Our proportional share of Light transmissions lines includes 23  miles of 230 kV lines.

•                  Transchile operates a total of 62 miles of 220 KV lines (the Charrúa – Nueva Temuco line) in the country of Chile.

* Transmineiras includes Transleste, Transudeste and Transirapé.

Distribution

Through Cemig Distribution, we have four distribution concession agreements in the State of Minas Gerais that grant us rights to supply electricity to consumers in that area, including consumers that may be eligible, under the legislation, to become Free Consumers (consumers with demand equal to or greater than 3 MW, or consumers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or small hydroelectric plants). The concession area of Cemig Distribution covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2012, through Cemig Distribution, we owned and operated approximately 308,466 miles of distribution lines, through which we supplied 24,633 GWh to approximately 7.5 million end-consumers.

Through Light Serviços de Eletricidade S.A. (“Light SESA”), which is controlled by our subsidiary Light S.A., as of December 31, 2012, we owned and operated 37 thousand miles of distribution lines, through which we supplied 23,384 GWh to approximately 4 million end-consumers, which represented a 2.0% increase in consumption over 2011. The concession area of Light SESA covers 31 cities of the State of Rio de Janeiro.

In 2012, a total of 5,018 GWh was carried and delivered by the electricity distribution system to the Free Consumers. The total amount of electricity supplied was 23,384 GWh, of which 35% was supplied to residential consumers, 29% to commercial consumers, 15% to other consumers, 14% to Free Consumers and 7% to industrial consumers.

Light S.A., with the operation of the Paracambi Small Hydro Plant (SHP) in May 2012, and Renova Energia, with the operation of its  first wind farm in July 2013, combined to increase their collective installed capacity from 866 MW in 2011 to 942 MW in 2012.

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

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2012	2011	2010
Electricity sales to final consumers	16,671	14,955	13,219
Revenue from wholesale supply to other concession holders and PROINFA	1,942	1,613	1,469
Revenue from use of the basic electricity distribution system (TUSD)	2,216	1,978	1,658
Revenue from use of the transmission system	1,675	1,407	1,141
Indemnity transmission revenues	192	-	-
Construction revenues	1,631	1,541	1,341
Revenue from sale on the spot market	427	269	133
Other operating revenues	1,324	983	924
Tax on revenues	(7,618)	(6,997)	(6,095)
Total	18,460	15,749	13,790

Power Generation and Trading

Overview

The following table sets forth certain operating information concerning our electric power generation plants as of December 31, 2012

	Installed	Assured	Year	Installed	Year	Cemig’s

	Capacit	Energy (1)	Commenced	Capacity	Concession or	Interest
Facility
	(MW)	(average MW)	Operations	% of Total	Authorization

					Expires
Hydroelectric Plants
São Simão	1,710.00	1,281.00	1978	23.40%	jan/15	100%
Emborcação	1,192.00	497.00	1982	16.31%	jul/25	100%
Nova Ponte	510.00	276.00	1994	6.98%	jul/25	100%
Jaguara	424.00	336.00	1971	5.80%	aug/13	100%
Miranda	408.00	202.00	1998	5.58%	dec/16	100%
Três Marias	396.00	239.00	1962	5.42%	jul/15	100%
Volta Grande	380.00	229.00	1974	5.20%	feb/17	100%
Irapé	360.00	206.30	2006	4.93%	feb/35	100%
Aimorés	161.70	84.28	2005	2.21%	dec/35	49%
Salto Grande	102.00	75.00	1956	1.40%	jul/15	100%
Funil	88.20	43.61	2002	1.21%	dec/35	49%
Queimado	86.63	47.85	2004	1.19%	jan/33	83%
Sá Carvalho	78.00	58.00	1951	1.07%	dec/24	100%

Rosal	55.00	30.00	1999	0.75%	may/32	100%
Itutinga	52.00	28.00	1955	0.71%	jul/15	100%
Amador Aguiar I	50.53	32.63	2006	0.69%	aug/36	21.05%
Baguari	47.60	27.27	2009	0.65%	aug/41	34%
Camargos	46.00	21.00	1960	0.63%	jul/15	100%
Amador Aguiar II	44.21	27.58	2007	0.60%	aug/36	21.05%
Porto Estrela	37.33	18.60	2001	0.51%	jul/32	33.33%
Igarapava	30.45	19.72	1999	0.42%	dec/28	14.5%
Pai Joaquim	23.00	2.41	2004	0.31%	apr/32	1
Piau	18.01	13.53	1955	0.25%	jul/15	100%
Gafanhoto	14.00	6.68	1946	0.19%	jul/15	100%
Cachoeirão	13.23	8.02	2008	0.18%	jul/30	49%
Paracambi	12.25	9.57	2012	0.17%	feb/31	49%
Pipoca	9.80	5.83	2010	0.13%	sep/31	49%
Peti	9.40	6.18	1946	0.13%	jul/15	100%
		2.15

Poço Fundo	9.16	5.79	1949	0.13%	aug/25	100%
Tronqueiras	8.50	4.14	1955	0.12%	jul/15	100%
Joasal	8.40	5.20	1950	0.11%	jul/15	100%
Salto Voltão	8.20	6.63	2001	0.11%	oct/30	100%
Martins	7.70	2.52	1947	0.11%	jul/15	100%
Cajuru	7.20	3.48	1959	0.10%	jul/15	100%
São Bernardo	6.82	3.42	1948	0.09%	aug/25	100%
Paraúna	4.28	1.90	1927	0.06%	N/A	100%
Pandeiros	4.20	1.87	1957	0.06%	sep/21	100%
Paciência	4.08	2.36	1930	0.06%	jul/15	100%
Marmelos	4.00	2.88	1915	0.05%	jul/15	100%
Other SHP (3)	24.08	11.11	N/A	0.33%	N/A	N/A
Thermoelectric Plants
Igarapé	131.00	71.30	1978	1.86%	aug/24	100.0%
Ipatinga	40.00	40.00	1986 (2)	0.57%	dec/14	100.0%
Barreiro	12.90	11.37	2004	0.18%	apr/23	100.0%
Wind Farms
Praias de Parajuru	14.11	4.11	2012	0.20%	sep/32	49.0%
Praia de Morgado	14.11	6.47	2011	0.20%	dec/31	49.0%
Volta do Rio	20.58	9.02	2011	0.29%	dec/31	49.0%
Light Hydroelectric Plants
Fonte Nova	34.40	27.10	1940	0.49%	jul/29	32.5%
Paracambi	12.30	9.60	2012	0.17%	sep/31	51.0%
Ilha dos Pombos	48.80	30.00	1924	0.69%	jul/29	32.5%
Nilo Peçanha	99.00	87.30	1940	1.41%	jul/29	32.5%
Pereira Passos	26.10	13.30	1962	0.37%	jul/29	32.5%
Santa Branca	14.60	8.30	1999	0.21%	jul/29	32.5%
Cachoeira da Lixa	14.80	8.26	2008	0.21%	dec/33	7.2%
Colino 1	11.00	7.34	2008	0.16%	dec/33	7.2%
Colino 2	16.00	10.49	2008	0.23%	dec/33	7.2%
TOTAL	7,023.66	4,279.27	-	100%	-	-

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

(2)   Indicates our date of acquisition.

(3)   Corresponds to 17 Small Hydroelectric Power Plants: Anil, Bom Jesus do Galho, Dona Rita, Jacutinga, Lages, Luiz Dias, Machado Mineiro, Pissarrão, Poquim, Rio de Pedras, Salto de Morais, Salto do Passo Velho, Salto do Paraopeba, Santa Luzia, Santa Marta, Sumidouro and Xicão.

The following tables set forth certain additional operating information pertaining to our electricity generation operations as of the dates indicated:

Voltage of Connection Lines	Circuit Length of Generation Lines in Miles (from power plants to generation substations)
	As of December 31,
	2012	2011	2010
500 kV	7	7	7
345 to 230 kV	108	108	108
161 to 138 kV	114(1)	112	112

69 to 13.8 kV	187	187	187
Total	416	414	63

	Step-Down Transformation Capacity(2) of Generation Substations
	As of December 31,
	2012	2011	2010
Number of step-down substations	64	63	63
MVA	7,445	7,416	7,416	(3)

(1)           The circuit length of our 138 KV connection lines increased in 2012 because the Paracambi small Hydroelectric plant began its operations.

(2)           This amount does not include the Light acquisition.

(3)           Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Generation Assets

We have incorporated the following subsidiaries in the State of Minas Gerais and other states of Brazil to operate certain of our generation facilities and to hold the related concessions:

Cemig Generation and Transmission S.A. — As of December 31, 2012, we have electricity generation capabilities in 57 hydroelectric plants, three thermoelectric plants and three wind farms, which totals a generation capacity of 6,761 MW, value of which hydroelectric plants accounted for 6,528 MW, thermoelectric plants accounted for 184 MW and wind farms accounted for 49 MW.

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

Light S.A. — At December 31, 2012, we generated electricity at five hydroelectric plants with a total installed generation capacity of 866 MW.

Renova Energia S.A. — At December 31, 2012, we generated electricity at three small hydro plants with a total installed generation capacity of  42 MW. Usina Térmica Ipatinga S.A. — We operate the Ipatinga Thermoelectric Power Plant through our subsidiary.

Usina Térmica Ipatinga S.A. — This plant is an SPP (self power producer) installed and operated within the premises of Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS, or Usiminas, a large Brazilian steel manufacturer. The plant supplies power to a large steel mill owned by Usiminas, located in eastern Minas Gerais. The plant currently has an installed capacity of 40 MW, generated by two units that began operating in 1986 and that use blast furnace gas as fuel.

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

Hidrelétrica Cachoeirão S.A. — We formed a special-purpose company named Hidrelétrica Cachoeirão S.A., to build and operate the Cachoeirão SHP. This plant, with an installed capacity of 27 MW, is located on the Manhuaçu River, in the eastern part of Minas Gerais. Cemig Generation and Transmission has a 49% ownership interest in Hidrelétrica Cachoeirão S.A. and Santa Maria Energética has a 51% ownership interest.

Paracambi Small Hydroelectric Power Plant — Cemig Generation and Transmission has also negotiated a stake in the construction and operation of the Paracambi Small Hydroelectric Power Plant, in partnership with Light to implement and operate the project. Cemig Generation and Transmission has a 49% interest in this project and Light has a 51% ownership interest. The plant, with an installed capacity of 25 MW, is located on the Lajes River, in the eastern part of  the State of Rio de Janeiro. The concession relating to this plant expires on February, 2031. As of December 31, 2012, we had invested R$203 million in this project.

Baguari Energia S.A .— We operate the Baguari Hydroelectric Power Plant through the Baguari UHE Consortium, in which Baguari Energia has a 49% interest. The power plant has an installed capacity of 140 MW and is located on the Doce River, in the State of Minas Gerais. The energy generated is commercialized in the ACR. Initially, Cemig Generation and Transmission had a 34% interest in this consortium and Furnas Centrais Elétricas S.A. had a 15% interest. On February 2, 2010, Aneel transferred to Baguari Energia the Cemig Generation and Transmission and Furnas Centrais Elétricas S.A joint concession in the Baguari Hydroelectric Power Plant.

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

Our first wind farm, Morro do Camelinho, began operating in 1994. It is located in Gouveia, a town in northern Minas Gerais. This project is the first wind farm in Brazil to be connected to the national electricity transmission grid. With a total generation capacity of 1 MW, Morro do Camelinho was built through a technical and scientific cooperation agreement with the government of Germany. Taking into account the experimental nature of the facility, and the fact that the equipment used is now obsolescent, Cemig applied to Aneel for permission to de-activate the plant, which was granted on September 2, 2010. On August 15, 2009, Cemig Generation and Transmission’s purchased from Energimp S.A. a 49% interest in three wind farms located in the State of Ceará, for the amount of R$223 million. The three wind farms, named UHE Praia do Morgado, UHE Praias de Parajuru and UHE Volta do Rio, have a total installed capacity of 99.6 MW.

Central Eólica Praias de Parajuru S.A. is located in the city of Beberibe, in the State of Ceará. The commercial operation started in August 2009. All of its generation, totaling 73,525 MWh in 2012, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

Central Eólica Praia do Morgado S.A is located in the city of Acaraú, in the State of Ceará. The commercial operation started in May 2010. All its generation, totaling 59.117 MWh in 2012, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

Central Eólica Volta do Rio S.A is located in the city of Acaraú, in the State of Ceará. The commercial operation started in September 2010. All its electricity, totaling 161,238 MWh in 2012, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

The chart below sets forth the geographic distribution of majority of our generation plants, including subsidiaries and affiliates:

Expansion of Generation Capacity

We are currently involved in the construction of six hydroelectric power plants— Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré, Santo Antônio and Belo Monte —that will increase the installed generation capacity of our hydroelectric facilities by 1,280 MW   over the next 6 years. The following is a brief description of these projects, the completion of which are subject to various contingencies, certain of which are beyond our control.

SPE Guanhães Energia S.A. — Cemig Generation and Transmission has negotiated an ownership interest in the construction and operation of the Small Hydro Plants, or PCHs, of Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. In August 2012, Light Energia acquired from our partner in this project, Investminas Participações S. A., a wholly owned subsidiary of GlobalBank Participações e Investimentos S.A, 100% of its holdings in the company Guanhães Energia S.A, or Guanhães Energia. As a result, Cemig Generation and Transmission has a 49% ownership interest in Guanhães Energia, while Light Energia has the remaining 51%. The purpose of Guanhães Energia is to build and operate these four PCHs, namely: Dores de Guanhães, with 14 MW installed capacity; Senhora do Porto, with 12 MW capacity; Jacaré, with 9 MW; and Fortuna II, with 9 MW. Dores de Guanhães, Senhora do Porto and Jacaré are being built on the Guanhães River, located in the municipality of Dores de Guanhães, State of Minas Gerais, and Fortuna II is being built on the Corrente Grande River, located in the municipalities of Guanhães and Virginópolis, State of Minas Gerais. Construction began in September 2012, and commercial operation is expected to begin in the first half of 2014. The concessions relating to these plants expire in December 2031 with respect to Fortuna II, November 2032 with respect to Dores de Guanhães and October 2032 with respect to Senhora do Porto and Jacaré. As of December 31, 2012, we had invested R$29 million in this project.

Madeira Energia S.A. — MESA is a special-purpose company created to implement, build, operate and maintain the Santo Antônio hydroelectric plant, in the basin of the Madeira River, in the northern region of Brazil. This facility will have a generating capacity of 3,150 MW. The Santo Antônio hydroelectric plant began its operation in March 2012, nine months in advance of the original schedule. Cemig Generation and Transmission has a 10% interest in MESA, and based on our ownership interest, we expect to invest R$1,676 million in the development of the project.

Norte Energia S.A. — NESA Since October 2011 Cemig Generation and Transmission owns 74.5% of theAmazônia Energia SPE together with Light Energy, which owns the remaining 25.5%. Amazônia Energia holds 9.77% of a concession to implement, operate and maintain the Belo Monte Hydroelectric Plant, in the Xingu River, in the northern region of Brazil via another SPE, Norte Energia S.A. At the end of 2012 the Belo Monte Hydroelectric Plant was about 20% complete, putting it on schedule for completion in 01/31/2019, an important achievement given the start-up challenges of a 11,233MW hydroelectric power plant, the biggest currently under construction in the world, located in the Amazon Forest. More than 85% of the construction and the equipment required to complete the project have been contracted for, however, the project is still in its initial development phase.  The Brazilian Government Development Bank (Banco Nancional de Desenvolvimento, or “BNDES”) along with two other financing banks loaned R$22.5 billion for the completion of the project, which we believe to be another significant milestone for  the project. Cemig will invest R$ 603 million as equity capital in the project until 2016.

Consortium UHE Itaocara  — In 2008, Cemig Generation and Transmission took part in a consortia (49% of interest) with Itaocara Energia Ltda, a special-purpose owned by Light S.A., created to implement, build, operate and maintain the Itaocara Hydroelectric Power Plant. The plant, with a generating capacity of 151 MW, is located on the Paraíba do Sul River, between the municipalities of Itaocara and Aperibé, in Rio de Janeiro state. Construction is expected to begin in 2013.

Renova Energia S.A.  — Light Energia S.A., which is a subsidiary of Light S.A., holds 32.31% common shares and 21.99% of Renova’s total capital. Renova  is a company generating electricity from renewable sources focused on wind farms and small hydroelectric plants (PCHs). Renova sold a total of 703MW of installed electricity generation capacity in the reserve energy auctions of 2009 and 2010,  the A—3 auction of 2011 and the A-5 auction of 2012. Renova has a current portfolio of 2,051 MW of wind projects and 1,472 of PCHs and other projects in development. Renova is the first and sole company engaged in the generation of alternative electricity trading on the BM&FBovespa. Light’s investment in Renova was R$360 million, which was used for the installation of wind farms.

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

During the year ended December 31, 2012, our transmission businesses recorded revenues totaling R$ 1,680 million. In turn, our usage of the basic transmission grid by connected generation power plants and distribution systems and electricity purchases from

Itaipu and others suppliers requires us to pay scheduled rates to the  ONS, and owners of different parts of the basic transmission grid. See “-The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

Cemig Generation and Transmission transported 5,468 GWh in 2012 serving 15  high voltage industrial Free Consumers located in the State of Minas Gerais.

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles
	As of December 31,
Voltage of Transmission Lines	2012	2011	2010
>525 kV	40	55	38
500 kV	3,042	3,155	2,663
440 kV	135	177	177
345 kV	1,286	1,223	1,347
230 kV	1,343	1,197	909
Total	5,847	5,807	5,134

	Transformation Capacity(1) of Transmission Substations
	As of December 31,
Voltage of Transmission Lines	2012	2011	2010
Number of transmission substations	60(2)	60(2)	58(2)
MVA	18,834	18,438	18,079

(1)                                 Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

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

Irapé-Araçuaí (Transirapé) — In November 2004, a consortium formed by ALUSA, Furnas, Orteng and CEMIG with interests of 41%, 24.5%, 10% and 24.5% respectively, won the concession auctioned by Aneel to the Irapé-Araçuaí transmission line. As required in the bidding process, the partners formed the Companhia Transirapé de Transmissão, which is responsible for building and operating this transmission line. This 230 kV transmission line, with a length of approximately 38 miles, connects the substation of the Irapé Hydroelectric Power Plant and a substation in Araçuaí, a city located in northeastern Minas Gerais. Commercial operations began in May 2007 and the concession expires in March 2035.

Furnas-Pimenta (Centroeste) — In September 2004, a consortium formed by Furnas and CEMIG, with interests of 49%, and 51%, respectively, won the concession auctioned by Aneel to the Furnas-Pimenta transmission line. As required in the bidding process, the partners formed the Companhia de Transmissão Centroeste, which is responsible for building and operating the transmission line. This 345 kV transmission line, with a length of approximately 47 miles, connects the substation of the Furnas

Hydroelectric Power Plant and a substation located in Pimenta, a city in the west-central region of Minas Gerais. Its commercial operation began in March 2010 and the concession expires in March 2035.

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

TAESA — On December 31, 2012, CEMIG had direct investments (jointly controlled) in TAESA, that owns the following assets:

Company	Miles	Capacity (kV)	Operation	Concession Contract	Concession Expiration Date

TSN- Transmissora Sudeste Nordeste S.A.	664	500kV	April/03	097/2000	12/20/2030
	4	230kV

Munirah-Transmissora de Energia S.A.	66	500kV	November/05	006/2004	02/18/2034

Gtesa- Goiânia Transmissora de Energia	32	230kV	July/03	001/2002	01/21/2032

Patesa-Paraíso Açu Transmissora de Energia S.A.	84	230kV	March/04	087/2002	12/11/2032

Novatrans Energia S.A.	794	500kV	April/04	095/2000	12/20/2030

ETAU-Empresa de Transmissão Alto Uruguai S.A.	117	230kV	May/05	082/2002	12/18/2032

ETEO- Empresa de Transmissão de Energia do Oeste S.A.	312	440kV	October/01	040/2000	05/12/2030

Brasnorte Transmissora de Energia S.A.	237	230kV	August/09	003/2008	03/17/2038

NTE - Nordeste Transmissora de Energia S.A.	116	500 Kv	February/02	002/2002	01/21/2032
	122	230 kV

ATE Transmissora de Energia S.A.	230	525 kV	February/04	003/2004	02/18/2034

ATE II Transmissora de Energia S.A.	585	500 kV	March/05	011/2005	03/15/2035

ATE III Transmissora de Energia S.A.	214	500 kV	March/06	001/2006	03/27/2036
	68	230 kV

STE – Sul Transmissora de Energia S.A	242	230 kV	December/02	081/2002	12/19/2032

SGTE - São Gotardo Transmissora de Energia S.A.	0	345 kV	Expected to start operating in Feb/2014	024/2012	08/2042

On December 31, 2012, CEMIG had direct investments (jointly controlled) in EATE, ECTE, ENTE, ERTE, ETEP and EBTE, and indirect investments in STC, Lumitrans, and Empresa Santos Dumont de Energia S.A.(“ESDE”) as shown in the table below.

Company	Connection	Length (Miles)	Capacity (kV)	Operation	Concession contract (2)	Concession Expiration Date
EATE (1)	Tucuruí (Pará) to Presidente Dutra (Maranhão)	576	500	March/2003	June 12, 2001	June 12, 2031

ECTE (1)	Campos Novos (Santa Catarina) to Blumenau (Santa Catarina)	157	525	March/2002	November 1, 2000	November 1, 2030

ENTE (1)	Tucuruí (Pará) to Açailândia (Maranhão)	285	500	February/2005	December 11, 2002	December 11, 2032

ERTE (1)	Vila do Conde (Pará) to Santa Maria (Pará)	96	230	September/2004	December 11, 2002	December 11 2032

ETEP (1)	Tucuruí (Parã) to Vila do Conde (Pará)	201	500	August/2002	June 12, 2001	June 12, 2031

Lumitrans (1)	Machadinho – Campos Novos	24.8	525	October/2007	February 18, 2004	February 18, 2034

STC (1)	Barra Grande – Lajes- Rio do Sul	114.3	230	November/2007	April 27, 2006	April 27, 2036

	Brasnorte-Juba, Brasnorte-Parecis	486	230

EBTE	Brasnorte- Juína,Nova Mutum-Sorriso,	486	230	June/2011	October 16, 2008	October 16, 2038

	Sorriso- Sinop

ESDE	LT Barbacena 2 - Santos Dumont	1.8	345	Expected to start operating in Feb/2013	November 19, 2009	November 19, 2039

	LT Santos Dumont - Juiz de Fora I

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

The chart below sets the geographic distribution of  CEMIG’s transmission assets:

Expansion of Transmission Capacity

Empresa de Transmissão Serrana S.A. – A special-purpose company created in January, 2012 by ECTE, a jontly controlled company owned by CEMIG (19,09% interest), Alupar Investimento S.A. (42,51% interest), Centrais Elétricas de Santa Catarina S.A. (30,89% interest) and MDU Resources Luxembourg II LLC, S.à.r.l.. (7,51% interest) , to build and operate the substations Abdon Batista, with rated voltages of 525/230 kV and a projected transformation capacity of  1568 MVA, and Gaspar 2 , with rated voltages of 230/138 kV and a projected transformation capacity of 300 MVA, both in the state of Santa Catarina. ECTE won the concession auctioned by Aneel (Auction 006/2011). The substation aims to connect the power plants Garibaldi and São Roque to the Brazilian National Grid System (Sistema Integrado Nacional, or SIN), and expand the supply of electricity in the region of the Itajaí Valley. The works are scheduled to be completed by May 2014.

Empresa Santos Dumont  de Energia S.A. – A special-purpose company created in November, 2009 by ETEP, a jontly controlled company owned by CEMIG (49,98% interest) and Alupar Investimento S.A. (50,01% interest), to build and operate the substations Santos Dumont 2, with rated voltages of 345/138 kV and a projected transformation capacity of  375 MVA and Satatic Var Compensator (“SVC”) of -88/+100 MVAr, both in the state of Minas Gerais. ESDE won the concession auctioned by Aneel (Auction 001/2009).

São Gotardo Transmissora de Energia S.A. –In June 2012, at Aneel Auction 005/2012, TAESA was awarded the Lot E concession for the construction, operation and maintenance of the São Gotardo 2 345/138 kV 300 MVA substation, in Minas Gerais, for a RAP of R$3.8 million.

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

From January 1, 2012 through December 31, 2012, we invested approximately R$1,446 million in the construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, as of the dates presented:

	Circuit Length of Distribution Lines in Miles - High Voltage (from distribution substations to final consumers)
	As of December 31,
Voltage of Distribution Lines	2012	2011	2010
161 kV	34.2	34.2	34.2
138 kV	7,158.5	7,073.3	7,012.8
69 kV	3,059.9	3,009.9	2,980.7
34.5 kV + Others	593.4	593.4	593.4
Total	10,710.8	10,710.8	10,621.1

	Circuit Length of Distribution Lines in Miles - Medium and Low Voltage (from distribution substations to final consumers)
	As of December 31,
Type of Distribution Lines	2012	2011	2010
Overhead urban distribution lines	58,109.26	56,931.3	56,406.7
Underground urban distribution lines	426.97	426.9	426.9
Overhead rural distribution lines	239,381.83	234,785.0	225,227.8
Total	297,864.46	292,143.2	282,061.4

	Step-Down Transformation Capacity(1) of Distribution Substations
	As of December 31,
	2012	2011	2010
Number of substations	370	366	364
MVA	9,178.0	8,623.5	8,427.0

(1) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. For the next five years, we anticipate an increase of approximately 1.22 million new urban consumers and 45,000 rural consumers. In order to accommodate this growth, we expect that we will need to add 159,562 medium-voltage poles, 736 miles of transmission lines and 14 step-down substations, adding 656 MVA to our distribution network, increasing the network’s installed capacity by 1,258 MVA, including reinforcement. The investment forecasts for the five year period from 2013 to 2017 presented above were prepared on the basis of our budget availability, however, our future budget is still in the process of approval by our Budget Prioritization Committee, which is considering the structural changes as a result of recent regulatory changes in the energy sector.  Ongoing projects for development of our distribution capacity include the following:

Cresce Minas — The Grow Minas (Cresce Minas) project was launched in 2007 to revitalize and expand the distribution system of the State of Minas Gerais, improving the reliability of the system and increasing the quality of service to consumers. The project is expected to benefit approximately 340 municipalities (41% of the total) of Minas Gerais, encompassing a total population of approximately 4.1 million, including approximately 1.1 million consumers. In 2012, Cemig invested R$9 million in capital expenditures exclusively to strengthen the medium-voltage distribution system, out of a total of R$270 million projected. Cemig also invested R$56 million in 2012 to strengthen the sub-transmission system, out of a total of R$480 million projected. The Grow Minas project finished in 2012 and the aggregate amount invested was R$750 milion as planned.

Purchase of Electric Power

During the year ended December 31, 2012, we purchased 8.421,503 GWh of electricity from Itaipu, which represented approximately 27.3% of the electricity we sold to final users, and 667.23GWh (2.2%) of electricity from Proinfa. In addition to the electricity purchased from Itaipu and Proinfa, we have two other basic types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 64.7% of the electricity purchased for resale during the year ended December 31, 2012, and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 5.8% of the electricity purchased in 2012.

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

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu, in accordance with the Law 5.899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. Aneel enacted Resolution 1240/2011 requiring Cemig Distribution and Light Serviçoes de Eletricidade S.A. to purchase 13.31% and 8.46%, respectively, of the total amount of electricity purchased by Brazil from Itaipu during 2012, at rates fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession agreement, increases in the supply rates may be transferred to the final consumer upon approval by Aneel. Like Cemig Distribution, Light, is located in the Southeast / Midwest Interconnected National System, and therefore shares the same obligation to purchase energy from Itaipu.

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

Cemig Generation and Transmission was involved in the A-1 Auction sponsored by Aneel in 2011 trading 85 average-MW per year at the price of R$80.00/MWh.

The operational strategy of Cemig Generation and Transmission in energy auctions on the ACR is based on assumptions set by its management such as approved futures price curve and the balance of power structure, which defines availability to be directed to agents in this market, aiming to maximize revenue and net income while minimizing the volatility of operating cash flow.

Bilateral Agreements — Cemig Distribution entered into bilateral agreements with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2012, Cemig Distribution purchased 1.803,346 GWh pursuant to these agreements, which represented 5.8% of the total electricity purchased by Cemig Distribution during 2012.

Other Businesses

Natural Gas Distribution

Gasmig was established in Minas Gerais, Brazil, in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. CEMIG holds approximately 60% of Gasmig while Petrobras, through its subsidiary Gaspetro—Petrobras Gas S.A., holds 40%. The remaining shares are owned by the city of Belo Horizonte. In July 1995, the State Government granted Gasmig an exclusive 30-year concession (counting from January 1993)    for distribution of natural gas covering the entire State of Minas Gerais and consumers located within it. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas, or LPG, and wood. In 2012, Gasmig supplied approximately 3.6 million cubic meters of natural gas per day to 313 consumers in thirty cities: 111 large and medium industrial plants, 106 small industrial plants and commercial consumers, 86 retail distribution stations for natural gas vehicles, 2 thermal power plants, and  8 distributors of compressed natural gas, or CNG. Additionaly 40 residential units have been connected to the gas network and are ready for use. In 2012, Gasmig distributed approximately 6.3% of all natural gas distributed in Brazil.

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

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. On July 26, 2006, TSS was merged into Gasmig. As a condition to such investment, Petrobras and CEMIG entered into a Shareholders Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig. On December 15, 2004, Gasmig executed an additional supply contract with Petrobras which guarantees a gradual increase in supply of up to 5.1 million m³/day of natural gas, within a period of 20 years, in addition to the 3.5 million m³/day that was previously contracted for. This additional supply agreement is for the supply of natural gas to the regions of the Vale do Aço (Steel Valley) in Minas Gerais and in the south of Minas Gerais, and also for the expansion of service to the regions of the Greater Belo Horizonte area, the Zona da Mata (in the southeast of Minas Gerais) and the Campos das Vertentes (historic region), in the industrial, commercial, automotive and residential markets. The additional supply agreement (Contrato de Suprimento Adicional – CSA) has a term of 20 years, and we began commercial supply pursuant to the agreement in May 2010. Under this agreement the price is established based on a basket of oil prices in the international market.  Our association with Petrobras expanded Gasmig’s distribution capacity and from May 2010 to December 2012, Gasmig’s natural gas sales increased by approximately 47%. We expect that Gasmig’s capital expenditures for 2013 will be mostly used for the expansion of our distribution network and growth of CNG and in the residential segment. Gasmig has already completed the necessary expansion to serve the regions of the Vale do Aço (Steel Valley) and the southern region of the State of Minas Gerais.

Our relationship with Petrobras is governed by two long term agreements, expiring in 2020 and 2030. The price Gasmig charges its consumers is based on the price charged by Petrobras plus a margin. Therefore, all cost increases in Gasmig’s purchase of natural gas are passed on to its consumers through rates increases.

Many energy-intensive industries such as cement, steel, ferroalloys and metallurgy have significant operations in Minas Gerais. We estimate that the total demand for natural gas in Minas Gerais will amount to nearly 3.8 million cubic meters of gas per day by 2013. Gasmig’s key strategy is to expand its distribution network in order to serve the portion of the demand not yet reached. Gasmig is engaged in the development of new projects to extend its natural gas distribution grid to reach consumers in other areas of Minas Gerais, mainly in heavily industrialized areas. In 2006, Gasmig began supplying natural gas to three industrial companies, in the region of the Vale do Aço (Steel Valley) in Minas Gerais, thus concluding the first phase of service to that region of the State of Minas Gerais. The average volume of natural gas distributed in the first phase was approximately 200,000 cubic meters/day. The second phase, which began in 2009, was concluded in 2010, adding 155 miles to Gasmig’s networks, and approximately 1 million m³ per day to Gasmig’s market in 2012.

In 2012, Gasmig invested approximately R$41.7 million in the expansion of its gas pipeline network to serve more consumers in the State of Minas Gerais. The funds to finance the expansion came primarily from its own cash flow and loans from the BNDES. The capacity of the natural gas pipeline which brings natural gas from the Campos oil basin (State of Rio de Janeiro, Brazil) was increased in 2010 through an expansion carried out by Petrobras.

Exploration and Production of Crude Oil and Natural Gas

On December 18, 2008, CEMIG and its partners, Companhia de Desenvolvimento Econômico de Minas Gerais - Codemig, (“Codemig”), Imetame Energia S.A. (“Imetame”, formerly called Comp Exploração e Produção de Petróleo e Gás S.A.), Sipet Agropastoril Ltda. (“Sipet”) and Orteng Equipamentos e Sistemas Ltda. (“Orteng”), participated in the Brazil Round 10 Auction carried out by the National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or ANP, and was granted the execution of concession agreements for four exploratory blocks in the São Francisco Basin, one block in the Potiguar Basin, and one block in the Recôncavo Basin. On June 30, 2009, the consortia formed by CEMIG, Codemig, Imetame, Sipet, and Orteng signed the concession agreements regarding three blocks. The participation of both CEMIG and Codemig is 24.5% each. The total participation of Imetame, Sipet, and Orteng is 51%, but the individual participation of these three companies varies, depending on the block. On July 7, 2010, CEMIG, Codemig and Imetame formed three consortia to be responsible for the concession agreements regarding three other blocks. The three consortia have the same composition: CEMIG – 24.5%, Codemig – 24.5%, and Imetame – 51%. These consortia signed the concession agreements regarding these three blocks on October 7, 2011. CEMIG’s projected investment is not expected to exceed R$30 million in the exploration phase.

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

Consulting and Other Services

We provide consulting services to governments and public utility companies in the electricity industry in order to derive additional revenues from the technology and expertise we have developed through our operations. During the past ten years, we have provided such services to government agencies and utilities in ten countries, including Canada, Paraguay, Honduras, El Salvador, and to the government of Panama.

In 2012 Efficientia concluded implementation of seven energy efficiency projects under its management, in industry, commerce and services in the areas of motive power, compressed air and illumination. The total energy saved as a result of these projects was 20,271.71 MWh/year. A total of R$ 5.39 million was invested in implantation of these projects. Efficientia earned sales revenue of R$ 13 million, and net profit of R$ 7.2 million, in this period, an increase of 18.8% from the previous year. Efficientia’s budget for 2013–2015 includes planned average annual investment of R$ 40 million in projects of this nature.

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

According to Cemig’s Electric Energy Balance table, Cemig’s Distribution total energy losses in 2012 were 6,317 GWh and increased 10.6% from 2011 (5,712 GWh). The Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, attributed to Cemig Distribution 418 GWh as losses in the national basic grid in 2012. The remaining energy losses, 5,899GWh, include both technical and non-technical losses in the local distribution system.

Light Serviços de Eletricidade S.A. total energy losses in 2012 were 8,584 GWh, compared to 7,582 GWh in 2011, representing 23.6% of the total energy that passed through the local distribution system, including both technical and non-technical losses. The non-technical losses, totaled 6,007 GWh, which corresponds to 45.4% of the energy invoiced in the low voltage market (the criteria followed by Aneel), or 16.5% of the grid load.

Besides these losses in 2012, 530.1 GWh were related to losses in the national basic grid attributed to Light Serviços de Eletricidade by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE.

Technical losses accounted for approximately 81.3% of Cemig Distribution’s and 6.9% of Light’s energy losses in the local distribution system in 2012. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy. We attempt to minimize technical losses by performing rigorous and regular evaluations of the quality of our electricity supply and our facilities. We routinely upgrade and expand our transmission and distribution system in order to maintain quality and reliability standards, and consequently, reduce technical losses. In addition, we operate our transmission and distribution system at certain specified voltage levels in order to minimize losses.

Technical losses are not comparable. Longer stretches of distribution (for example in rural areas) naturally have more technical losses.

Non-technical losses accounted for the remaining approximately 18.7% of Cemig Distribution’s and 16.7% of Light’s energy losses in 2012 in the distribution system and result from fraud, illegal connections, metering errors and meter defects. In order to minimize non-technical losses, we regularly take preventive actions, including inspection of consumers’ meters and connections, modernization of metering systems, training of meter-reading personnel, standardization of meter installation and inspection procedures, installation of meters with quality control warranties, consumer database updating and development of a theft-protected distribution network. Additionally, we have developed an integrated system designed to help detect and measure controllable losses in all parts of our distribution system.

Non-technical losses are partially comparable between electricity companies because they indicate a sector’s inefficiencies and the social complexities within the concession area. At the end of 2012, the indicators that measure the quality of supply by Cemig Distribution, DEC—Consumer Outage Duration in hours per year and FEC—Number of Outages Per Year, were 14.73  and 7.03 , respectively, compared to 14.32 and 7.01 in 2011. At the end of 2012, the DEC and FEC of Light were 18.15 and 8.39, respectively, compared to 16.73 and 7.76 in 2011.

Consumers and Billing

Consumer Base

CEMIG trades energy in the market in which it operates through its subsidiaries, Cemig Generation and Transmission, Hidroeletric Cachoeirão, Hidroelectric Pipoca, Cemig Baguari Energia, Centrais Eólicas Praias de Parajuru, Praia do Morgado and Volta do Rio and its affiliates (Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica Barreiro, Cemig PCH, Rosal Energia, Cemig Capim Branco Energia), and (ii) Light companies, Light, Light Electric Services, Energy and Light Lightger.

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

We sold a total of 63,350 GWh of electricity in 2012, a decrease of 1.6% over 2011. Electricity sales to final consumers in 2012 totaled 46,216 MWh, an increase of 2.1% over 2011, due to the expansion in the residential, commercial/services and rural consumer segments.

Electricity supplied to captive consumers in 2012 was 24,634 GWh, a 1.5% increase over 2011, and the electricity sold to Free Consumers was 21,582 GW H, a 2.7% increase over 2011.

Sales of electricity to other agents of the electricity sector in the Regulated Contracting Environment (ACR) and Free Contracting Environment (ACL)  (traders and generators) totaled 13,368 GWh in 2012, a reduction of 7.1% from 2011, due to: (i) an increase in sales to the Regulated Contracting Environment of 1.8%, due in particular to the start of the “new energy” contract in 2012; and (ii) a decrease in sales in the Free Contracting Environment of 28.3%.

“New supply” contracts result from “new supply auctions” held by the Mining and Energy Ministry (Ministério de Minas e Energia, or MME). These auctions are for new generation projects which have not yet started commercial operation, and will increase the system’s total of installed capacity.  Cemig GT’s contract for sale of new supply, which began in 2012, refers to the Funil-Grande hydroelectric plant, which although it started commercial operation some years before, was qualified by the MME to participate in new supply auctions.

The reduction in sales to other agents in the Free Contracting Environment was the result of Cemig Generation and Transmission’s commercial strategy which gave priority to serving final users (Free Consumers and consumers of incentive-bearing electricity supply), with participation in the Regulated and Free Contracting Environment, conditional on availability of CEMIG’s own supply.

Incentive-bearing consumers are a class of free consumers that have demand between 500 and 3,000 kW. They can buy electricity from alternative sources (small hydroelectric plants, biomass-fired thermal plants, and wind plants), for which the distribution companies charge a discounted tariff for use of their electricity networks. When buying electricity from alternative sources, these consumers also receive the same benefit of discount on the tariffs for use of the system

Electricity sales to the CCEE in 2012 were 3,639 GWh, a decreased of 21.0% from 2011, mainly due to the lower availability of secondary supply in 2012 than in 2011.

Electricity sales under the PROINFA program in 2012 were 127 GWh, a 5.0% increase over 2011, primarily resulting from significantly higher levels of winds in 2012 than in 2011, exceeding projections .

Sales are detailed in the table below broken down by the energy sold to each market in which CEMIG operates for the years 2011 and 2012.

Sales in GWh	2012		2011		Change, %
	GWh	%	GWh	%	2012–2011
Cemig Consolidated (1)	63,350	100.0	64,402	100.0	(1.6)
Sales to final consumers	46,216	73.0	45,283	70.3	2.1
Residential	8,871	14.0	8,548	13.3	3.8
Industrial	25,473	40.2	25,581	39.7	(0.4)
Captive consumers	4,174	6.6	4,719	7.3	(11.5)
Free consumers	21,298	33.6	20,862	32.4	2.1
Commercial	5,723	9.0	5,340	8.3	7.2
Captive consumers	5,438	8.6	5,181	8.0	5.0
Free consumers	284	0.4	159	0.2	78.2
Rural	2,857	4.5	2,633	4.1	8.5
Other categories	3,293	5.2	3,182	4.9	3.5
Wholesale sales	13,368	21.1	14,393	22.3	(7.1)
Regulated market - CCEAR contracts	10,329	16.3	10,151	15.8	1.8
Free and “bilateral” contracts	3,039	4.8	4,242	6.5	(28.3)
Sales under the Proinfa program	127	0.2	121	0.2	5.0
Sales on the CCEE	3,639	5.7	4,605	7.1	(21.0)

(1) Consolidated sales of Cemig Distribution and Cemig Generation and Transmission.

Light sold a total of 5,373 GWh in 2012, an increase of 2.7% over 2011. Electricity supplied to captive consumers totaled 4,103 GWh, a decrease of 2% over 2011, and electricity sold to Free Consumers was 746.6 GWh, a decrease of 20.5%  from 2011.

Total energy consumption in Light SESA’s concession area (including both captive consumers and transporting to Free Consumers) amounted to 23,384 GWh in 2012, an increase of 2.0% over 2011. If we consider the consumption of the Free Consumers CSN and CSA (CSA in the first quarter of 2011 only) is taken into account, total consumption would have been 25,003 GWh in 2012, as compared to 24,658 GWh in 2011.

The sales of Light SESA are detailed in the table below broken down by the energy sold to each market in which the group operates for the years 2011 and 2012.

Number of clients	December 2012		December 2011		Change, %

	GWh	%	GWh	%	2011–2012

Light SESA	20,054	100.0	19,877	100.0	0.9

Residential	8,149	40.6	8,418	42.4	(3.2)
Industrial	1,528	7.6	1,731	8.7	(11.7)
Commercial	6,856	34.2	6,310	31.7	8.7
Rural	53	0.3	53	0.3	0.0
Other categories	3,468	17.3	3,365	16.9	3.1

The number of customers billed for CEMIG’s group peaked at 7,535 million in December 2012, an increase of 2.7% compared to December 2011.

In 2012, through the expansion of our transmission and distribution system, Cemig Generation and Transmission added 87 Free Consumers and Cemig Distribution billed 198,753 new End Consumers, representing an increase of 2.71% compared to 2011. However, Light SESA billed 98 thousand fewer End Consumers, representing a decrease of 2.4% compared to 2011. This result is due to the change in Light’s policy towards clients with long-term default, and began terminating their contracts, in compliance to ANEEL’s Resolution 414.

The number of clients billed by Cemig Distribution and Cemig Generation and Transmission are detailed in the table below broken down by the energy sold to each market in which the groups operate for the years 2011 and 2012.

Number of clients	December 2012		December 2011		Change, %

	Clients	%	Clients	%	2011–2012

Cemig Consolidated (1)	7,535,180	100.0	7,336,343	100.0	2.7

Retail supply	7,535,124	100.0	7,336,284	100.0	2.7

Residential	6,032,910	80.1	5,862,612	69.9	2.9

Industrial	77,455	1.0	77,230	1.0	0.3

Captive consumers	77,170	1.0	77,002	1.0	0.2

Free consumers	285	0.0	228	0.0	25.0

Commercial	690,692	9.2	670,102	9.1	3.1

Captive consumers	690,627	9.2	670,067	9.1	3.1

Free consumers	65	0.0	35	0.0	85.7

Rural	660,138	8.8	653,657	8.9	1.0

Other categories	73,929	1.0	72,683	1.0	1.7

Wholesale sales	56	0.0	59	0.0	(5.1)

Regulated market - CCEAR contracts	36	0.0	35	0.0	2.9

Free and “bilateral” contracts	20	0.0	24	0.0	(16.7)

(1) Number of consolidate clients of Cemig Distribution and Cemig Generation and Transmission.

The number of clients billed for Light SESA  are detailed in the table below broken down by the energy sold to each market in which the group operates for the years 2011 and 2012.

Number of clients	December 2012		December 2011		Change, %

	Clients	%	Clients	%	2011–2012

Light SESA	4,030,124	100.0	4,128,295	100.0	(2.4)

Residential	3,683,953	91.4	3,814,841	92.4	(3.4)
Industrial	10,277	0.3	10,992	0.3	(6.5)
Commercial	310,417	7.7	277,671	6.7	11.8
Rural	11,448	0.3	11,361	0.3	0.8
Other categories	14,029	0.3	13,430	0.3	4.5

The following table sets forth the names and related industries of Cemig’s ten largest industrial customers in 2012 in terms of revenue, which represented 10.4% of total revenue for year.

Ten Largest Cemig’s Industrial Consumers	Industry

Usiminas	Steel
White Martins	Chemical
Arcelor Mittal Brasil S.A.	Steel
Fiat S.A.	Transport
Vale S.A.	Mining
Samarco Mineração S.A.	Mining
Kinross Brasil Mineração S.A.	Mining
Gerdau Group	Steel
Votorantim Metais Zinco S.A.	Minerals
Companhia Brasileira de Metalurgia e Mineração	Ferroalloys

The following table shows Cemig’s industrial energy sales volumes by type of industrial consumer as of December 31, 2012.

Industrial Consumers	Energy Sales Volume in GWh	Consumption as a Percentage of Total Industrial Energy Volume

Steel industry	5,947	23.3
Ferroalloy industry	4,989	19.6
Mineral extraction	2,956	11.6
Chemical	2,607	10.2
Food processing industry	1,615	6.3
Cement industry	952	3.7
Transportation materials	893	3.5
Mechanical	699	2.7
Other non-metalic minerals	675	2.7
Textiles	666	2.6
Others	3,476	13.6
Total	25,473	100.0

The following table sets forth the names and related industries of Light’s ten largest industrial customers in 2012 in terms of revenue, which represented 3.13% of Light’s total revenue for the year.

Light’s Ten Largest Industrial Consumers	Industry

Companhia Siderurgica Nacional	Metallurgy

Votorantim Siderurgia SA	Metallurgy

Sociedade Michelin de Participações	Rubber and Plastic Material

Fábrica Carioca de Catalisadores S.A.	Others

Gerdau Açco Longos S.A.	Metallurgy

Bayer S.A.	Chemistry

Casa da Moeda do Brasil	Others

Industria de Produtos Alimenticios	Food

Cimento Tupi S.A.	Cement Industry

Pan-Americana S.A. Industrias Químicas	Chemistry

The following table shows Light’s industrial energy sales volumes by type of industrial consumer as of December 31, 2012.

Industrial Consumers	Energy Sales Volume in GWh	Consumption as a Percentage of Total Industrial Energy Volume

Metallurgy	2,847	51.4
Chemical	674	12.2
Rubber and Plastical Material	417	7.5
Non Metallic Minerals	246	4.4
Food	209	3.8
Drink	156	2.8

Metal, except machinery and equipment	121	2.2
Pharmo_chemical and Pharmacy	99	1.8
Pulp and Paper	90	1.6
Parts and accessories for motor vehicles	64	1.1
Leather good, travel items and footwear	62	1.1
Machinery and equipment	59	1.1
Printing and reproduction of recorded	57	1.0
Construction of buildings	44	0.8
Others	398	7.2
Total Industrial consumption (ACR+ACL)	5,543	100.0

Billing

Our monthly billing and payment procedures for electricity supply vary by levels of voltage. Our large consumers with direct connections to our transmission network are generally billed within five weekdays after their meter reading and receive their bills by e-mail. Payment is required within five weekdays after delivery of the bill.

Other consumers receiving medium voltage electricity (approximately 12,000 consumers supplied at a voltage level equal to or greater than 2.3 kV or connected by underground distribution lines) are billed within one or two days of their meter reading and payment is required within five weekdays after delivery of the bill. This group of consumers will start receiving their bills by e-mail until December 2013.

We are automating our meter reading system for customers who use medium voltage, with completion of this automation scheduled to be completed by June 2013. Currently, approximately 9,000 consumer units in the medium voltage category are already being measured automatically.

Our remaining consumers are billed within five weekdays of their meter reading and payment is required within five weekdays after delivery of the bill or 10 weekdays after delivery of the bill in the case of public sector entities. Bills are prepared from meter readings or on the basis of estimated consumption.

Seasonality

CEMIG’s sales of electricity are affected by seasonality. Historically, an increase in consumption by industrial and commercial consumers occurs in the fourth fiscal quarter due to increases in their activities. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season, between the months of May and November, more electricity is used to irrigate crops. Certain figures representing our fiscal quarterly consolidated consumption by final consumers, captive and Free Consumers, from 2010 through 2012, in GWh, are set forth below:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010	10,740	11,704	12,173	12,510
2011	12,415	12,456	12,828	12,705
2012	11,014	11,488	11,825	11,889

Competition

Contracts with Free Consumers

We had 415 contracts with Free Consumers as of December 31, 2012. Of these contracts, 92 are with companies located outside the distribution company’s concession area and represent 3,386 GWh  of energy per year. These contracts with Free Consumers, including Special Consumers, have terms of three to eighteen years and represented a total volume of approximately 20,570 GWh in 2012.

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

At the end of 2012 we were the largest seller of energy to Free Consumers in the Free Market, with approximately 21.8% of the sales in this segment of the CCEE.

Concessions

Each concession that we currently hold is subject to a competitive bidding process upon its expiration. However, in accordance with the Concessions Law, existing concessions could be extended by the Federal Government without a bidding process for an additional period of up to 20 years upon application by the concessionaire, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government. On September 22, 2004, we applied to Aneel for a 20-year extension of the concessions of the Emborcação and Nova Ponte hydroelectric plants. On June 14, 2007, the Federal Government approved the extension of the concessions of these power plants for a period of 20 years from July 24, 2005. The related concession contract was amended on October 22, 2008 to reflect the extension granted to Cemig Generation and Transmission.

However, with the enactment of PM 579 converted into Law No. 12,783, the concessions granted after Law No. 9,074 of July 7, 1995, may be extended only once for a period of up to 30 years, at the discretion of the concession-granting authority, from September 12, 2012 onward.

On September 11, 2012 the Brazilian government issued PM 579, which governs the extension of the concessions granted before Law No. 9074 of July 9, 1995.  Under PM 579, these concessions can be extended only once, for up to 30 years, at the option of the concession-granting authority.

We believe the renewal of our distribution concessions pursuant to Law No. 12,783 will have no impact on the tariffs charged by those concessions.

On December 4, 2012, the Company signed the second amendment to Transmission Concession Contract 006/1997, which extended concession for 30 years under the terms of PM 579 from January 1, 2013. We extended the concessions of certain of our transmission utilities by the terms of Law No. 12,783, which resulted in an adjustment to the RAP of those concessions, lowering the revenue we will receive from such concessions. The Brazilian Government compensated us for a reduction in the RAP of a portion of these concessions, but the assets in operation before 2000 have not yet been compensated. According to Law No. 12,783, we will be compensated for the reduction in the RAP of the assets in operation before 2000 in 30 years, adjusted by the IPCA.

However, the Company opted not to request extension of the generation concessions that expire within the period 2013 to 2017. For the plants that would have had a first extension before PM579, which include the Jaguara, São Simão and Miranda plants, we believe the Generation Concession Contract 007/1997 allows for the extension of the concession of those plants for an additional 20 years, subject to no additional conditions. For the other generation plants the have concessions that expire over the period from 2015 to2017, which includes Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande, we have opted, under the terms of PM579, not to apply for an extension of their concessions.  Because we decided not to renew our generation concessions under Law No. 12,783, the tariffs charged by those concessions will not be negatively affected until the expiration of those concessions.

Raw Materials

Fluvial water is our main raw material used for the hydroelectrical generation of energy, representing approximately 90% of the total raw materials used. We do not have to pay a price for usage of fluvial water in hydroelectric plants.

Environmental Matters

Overview

Our generation, transmission and distribution of electricity as well as the distribution of natural gas are subject to comprehensive federal, state and local legislation relating to the preservation of the environment. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the Federal Government has the power to promulgate general environmental regulation, state governments have the power to enact specific and even more stringent environmental regulation and municipalities also have the power to enact laws in their local interest. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages. Administrative sanctions may include substantial fines (from R$50 thousand to R$50 million) and suspension of activities. Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

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

Legal Forest Reserves

Under Article No. 12 of Federal Law No. 2,651, of May 25, 2012 (the “new Brazillian Forest Code”), a Legal Forest Reserve is an area located inside a rural property or holding that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity and for shelter or protection of native fauna and flora. As a general rule, all owners of rural properties have to preserve an area as a legal reserve. However, the Article 12, §7 of the new Brazilian Forest Code establishes that a Legal Forest Reserve will not be required for areas acquired or expropriated by the holder of the concession, permission or authorization to exploit hydropower potential, in which work projects for electric power generation, substations or transmission and distribution lines of electricity are installed.

In addition, in Minas Gerais, where the greater part of CEMIG’s undertakings is located, State Law No. 14,309, of June 19, 2002, regulated by Decree No. 43,710, of January 8, 2004, which instituted the Forest and Biodiversity Protection Policy, establishes the general obligation contained in the Federal Forest Code, requiring the constitution of a Legal Forest Reserve corresponding to 20% of the total area of a rural property, as an instrument for protection of biodiversity and shelter for flora and fauna in the state. We expect a possible revision of the legislation of Minas Gerais as a result of the enactment of the new Brazilian Forest Code, at which time we will evaluate the impact of Legal Forest Reserves on our  projects located in the State of Minas Gerais.

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

3.            The environmental impacts caused to biodiversity by the implementation of the electricity sector’s undertakings have already been compensated. Examples of the environmental compensation specified in Brazilian legislation, already applying to the sector, are: (I) the Environmental Compensation specified by Federal Law No. 9,985, of July 18, 2000 (the SNUC Law); (II) the Forest Compensation for suppression of vegetation or intervention in an area of permanent preservation; (III) the

Environmental Compensation for cutting or suppression of the Atlantic Forest biome, under Federal Law No. 11,458, of December 22, 2006; and (IV) the Forest Charge for removal of vegetation for installation of the undertakings, as specified in State Law No. 4,747, of May 9, 1968.

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

In 2012, the new Brazilian Forest Code (Law No. 12,651 of May 25, 2012, amended by Law No. 12,727 of October 17, 2012, converted the Provisional Measure No. 571/2,012) was approved. As mentioned above, Article 12, §7 of the new Brazilian Forest Code establishes that a Legal Forest Reserve will not be required on areas acquired or expropriated by the holder of the concession, permission or authorization to exploit hydropower potential, in which work projects of electric power generation, substations or transmission and distribution lines of electricity are installed.

However, in January 2013 the Attorney General proposed an Unconstitutionality Claim No. 4,901 alleging the unconstitutionality of several provisions of the new Brazilian Forest Code, including Article No. 12, §7. As of the date of this report, there has been no manifestation by the Brazilian Supreme Court, as a result, Article No. 12, §7 of the new Brazilian Forest Code remains in force.

Permanent preservation areas

Brazilian law also requires the mandatory establishment of permanent preservation areas in and around artificial reservoirs and preparation of an Environmental Plan of Conservation of Surrounding Artificial Reservoir (PACUERA) in order to regulate the conservation, restoration, usage and occupation around the artificial reservoirs. We have established certain contingencies related to the area around our reservoirs, which suffers frequent irregular invasions and occupations, requiring constant vigilance and entering claims for repossession of areas that have been invaded. As a result, even though we may not be responsible for environmental damage caused by such invasions, we could be held responsible for the restoration of permanent preservation areas.

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

State Decree No. 45.175/2009, of September 17, 2009 also indicated that the compensation charge shall apply retroactively to projects implemented before the enactment of the current legislation.

State Decree No. 45.175/2009 was amended by Decree No. 45.629/2011, which established the reference value of projects that cause significant environmental impact will be defined as follows:

I - projects implemented prior to the publication of Federal Law No. 9985 of 2000 will consider the net book value, excluding revaluations., If the net book value is not available, will be considered the value of investment presented by the legal representative of such project, and

II - compensation for environmental projects implemented after the publication of Federal Law No. 9985 of 2000 will consider the benchmark value established in item IV of article. 1 of Decree No. 45175, 2009, calculated at the time of implementation of the project and updated based on an inflation adjustment rate.

Fish Management – Peixe Vivo Program

Construction of hydroelectric plants can cause a risk for fish that inhabit rivers which have been dammed, due to various changes in the aquatic environment. One of our environmental area’s principal activities is to ensure that environmental accidents involving the native fish population do not occur at our hydroelectric power plants. Also, to mitigate the impacts caused by operation of our hydroelectric power plants, we are developing a methodology for evaluating the risk of fish deaths at our plants. We also carry out research projects in partnership with universities to develop scientific knowledge to serve as a basis for more effective fish population conservation programs to be implemented by us.

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

CEMIG has spent,on average, R$6.4 million per year for the development of research projects linked to the Peixe Vivo program from 2007 until 2012, and more than R$6 million were invested on physical barriers to prevent fish from entering the draft tube and modernization of the main hatchery station at the Volta Grande Environmental Station.

In spite of all the advances in fish management achieved by our Peixe Vivo (“Fish Alive”) program, there are still many challenges to be studied and understood. In 2012, an estimated 1.8 tons of fish died in the vicinity of the Três Marias hydroelectric power plant. This was unexpected and the cause of the deaths is still unknown as thks particular situation is without precedent. However, with the adoption of measures to control environmental accident and as a result of our prompt reporting to the environmental authorities, the fine that we were charged for the accident, R$ 50 thousand, was reduced by 45% under the law that provides for a reduction in environmental damages fines in the event immediate notice of the environmental damage is given to the environmental authority and for having collaborated with the environmental authorities to solve the problem arising from our conduct. The fine imposed in 2012 was 40 times greater (per kilogram of fish killed) than the one applied by the Minas Gerais State Forests Institute (Instituto Estadual de Florestas) in the 2007 accident. The Peixe Vivo program is currently studying the circumstances of the accident, to structure better forms of control.

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

In 2012, Gasmig had two incidents related to natural gas emissions, caused by an accident with a directional drill and an unauthorized excavation without prior analyses of our gas network maps. Both incidents resulted in smalls gas leaks, but because

Gasmig closed the valves and isolated the areas involved in the accident without ignitions, the environmental damage was substantially reduced

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

CEMIG group takes part in CDM projects at various stages of development, including seven Small Hidroeletric Plants with a capacity of 116MW and a hydroeletric plant with a capacity of 140MW and several wind plants which totaled 668MW and a solar plant with a capacity of 3 MW. So far no carbon credits have been commercialized, since these projects have not yet reached the stage of issuance of Reduced Emission Certificates (Certificados de Emissão Reduzuida), or CERs.

Operational Technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission grids.

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema), or COS, located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of our energy. It also provides the link with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 49 extra high and high voltage substations, approximately 29 major generating power plants and 7 Small Hidroeletric Plants.

Through its activities the COS permanently guarantees the security, continuity and quality of our supply of electricity. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2008 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição), or COD, located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 379 distribution substations, 297,467 miles of medium voltage distribution lines, 10,601 miles of sub-transmission lines and 7.39 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

We provided an average of 13,150 services a day in 2012. The COD is certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication help to reduce consumer service restoration time and provide better consumer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

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

Internal Telecommunications Network

We believe we have one of the largest telecommunication networks among Brazilian electric power companies. It includes high performance microwave links with more than 261 communication stations, an optical system with 1,746.8 miles of optical fibers and a mobile communication system with 897 radios including 644 trunking and VHF radios and 253 UHF and VHF portable radios. A total of 420 mobile radios have data interface to mobile terminals installed in vehicles for dispatch systems (operation and maintenance), which also have 1,320 mobile terminals connected through satellites and General Packet Radio Services (GPRS).

Corporate Data Network

Our corporate data network has 303 sites in 143 towns in Minas Gerais. The physical and logical architecture of the network employs security resources such as firewalls, Intrusion Prevention Systems (IPSs), Data Loss Prevention Systems (DLP) and anti-virus and anti-spam systems, which are continually updated to protect information against unauthorized access, in compliance with ISO 27002. A system of event logs makes it possible to investigate occurrences and also guarantee a historical record base to meet legal requirements.

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

Customer Relationship Channels

We have one call center, in Belo Horizonte. Our customers can call a toll-free number to obtain information about their accounts and order services from our call center. The call center is integrated with the Distribution Operation Center - COD systems and the Customer Relationship Management - CRM system of the SAP platform, allowing consumers to provide updated information on emergency and commercial services. The call center has modern facilities and includes an efficient electronic service through the Interactive Voice Response - IVR, and a staff of over 1,250 professionals, being able to receive about 60,000 calls on a typical day and up to 250,000 calls on an unusual day. As an indication of the quality of service, our call center has the ISO 9001 Quality Certification since 1999. We also have a representative of stores and service centers in all 774 municipalities in the concession area, to meet the customer in person when necessary. Others important customer relationship channel is the customer service provided by the Government, through the agents available for each city of the concession area and the Cemig Plus - a dedicated contact center to clients served in medium voltage. Consumers can also contact us by e-mail, chat, fax, SMS, Social Networks like Twitter, YouTube, Linkedin and Facebook or through our website - the Virtual Agency, with over 23 online services available to customers.

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

Maintenance and Repair Systems

The 10,601,367 miles of high voltage distribution lines in Cemig Distribution’s network, operating at 34.5 kV to 161 kV, are supported by approximately 53,837 structures, mainly made of metal. Cemig Generation and Transmission’s network has 3,064 miles of high voltage transmission lines, supported by approximately 11,526 structures. The majority of the service interruptions to our distribution and transmission lines are due to lightning, fire, vandalism, wind, and corrosion. The entire high voltage transmission line systems of both Cemig Distribution and Cemig Generation and Transmission are inspected once a year, using a helicopter equipped with a “Gimbal”, which is a gyro-stabilized system consisting of conventional and infra-red cameras, allowing for simultaneous visual and thermographic (infra-red) inspections. Land-based inspections are also carried out at intervals of between one and three years, depending on the line characteristics, such as time in operation, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

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

The Plant Overhaul and Modernization Program that was scheduled for execution over the next 15 years, with investment of R$1.7 billion, was cancelled after promulgation of Provisional Measure 579 (Medida Provisória 59, or MP 579), which was subsequently converted into Law 12783. The principal reason for the cancellation was Cemig not having accepted the conditions proposed by the Federal Government for renewal of the concessions of the plants that were included in the program and for a lack of definition on the form of remuneration for these investments in the future.

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

Management Tools

During 2012, Cemig continued to improve and adapt the SAP Integrated Management System, or ERP, which includes the processes related to finances, procurement, sales, materials, services and human resources, for the changes and requirements of legislation, regulations and market standards. We have made significant progress in relation to capitalization of assets, works and materials, logistics planning, maintenance and processes related to regulations on electronic tax invoices, including other obligations related to electronic payment of taxes. Also, in 2012, we implemented the SAP LMS (Learning Management System) in”Portal Cemig,” our intranet portal.

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

Properties, Plant, Equipment and Intangible Assets

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate electricity generation projects, including projects under construction, was R$13,284 million at December 31, 2012. Generation facilities represented55.87% of this net book value, intangible assets represented 32.88% of this net book value (distribution facilities on intangible assets represented 24.42% and other intangible  and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 43.13%. The average annual depreciation rate applied to these facilities was2.35 % for hydroelectric generation facilities, 7.59 % for administration facilities, 6.68 % for telecommunication facilities and 3.66% for thermoelectric facilities. Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2012. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

Traditionally, in the Brazilian electricity sector, generation, transmission and distribution activities were conducted by a small number of companies that had always been owned by either the Federal Government or State Governments. In the past, several companies controlled by the state were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso administration (1995–2002) stated its objective to privatize the state-controlled part of the electricity sector, but the Luis Inácio Lula da Silva administration (2003-2010) ended this process and implemented a “New Industry Model” for the Brazilian electricity sector as set forth in Law No. 10,848, of March 15, 2004, or The New Industry Model Law.

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

The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa Program, (3) Itaipu, (4) purchase and sale agreements entered into before the New Industry Model Law and (5) the concessions extended by Law No. 12,783,  are not subject to the public auctions for the supply of electricity at the Pool. The electricity generated by Itaipu, located on the border of Brazil and Paraguay, is traded by Eletrobrás and the Federal Government, through Aneel, and determines the volumes that shall be mandatorily purchased by each distribution concessionaire. The rates at which the Itaipu generated electricity is traded are denominated in U.S. dollars and established by Aneel pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. Dollar/real exchange rate. Changes in the price of Itaipu generated electricity are, however, neutralized by the Federal Government which buys all the energy credits from Eletrobras. The electricity generated by the concessions extended by Law No. 12,783 is allocated by Aneel to the Regulated Market through the distribution companies in the Pool.

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

Coexistence of two Electricity Trading Environments

Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different market segments: (1) the regulated market, or the Pool, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their consumers and (2) the free market, which encompasses purchase of electricity by non-regulated entities (such as the Free Consumers, energy traders and energy importers).

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

•                  electricity purchases from existing facilities in the “A-1” auction are limited to 0.5% of distribution companies’ demand and frustrated purchases in previous “A-1” auctions and involuntary exposure to captive consumer´s demand, plus the “replacement,” defined as the amount of energy needed to replace the power from power purchase contracts that expire in the current year(“A-1”), according to Aneel Resolution 450/2011. If the acquired electricity in the “A-1” auction exceeds the limit, pass-through of costs of the exceeding portion to final consumers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities. The MME will establish the maximum acquisition price for electricity generated by existing projects;

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

Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica). Our concession agreements establish a five-year period between periodic revisions. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession and (ii) determining the X factor, which is calculated based on the average productivity gains from increases in scale and labor costs. There is another factor, Factor XQ, that punishes or reward the distribution company depending on the quality of the service provided. The last component of the X Factor, called Factor Xt, has the objective of reducing or increasing the regulatory operational costs during the five year period between the rates revisions to reach the level defined for the last year of the revision cycle.

In 2011, Aneel finalized Public Hearing  040/2010, in which it dealt with the methodology for the third periodic revision. To calculate the rate of return Aneel uses the methodology of Weighted Average Cost of Capital (WACC), which resulted in a rate of 7.50% after taxes compared to the rate of  11.25% applied in the last cycle.

Aneel also decided to change the methodology used to calculate the X-Factor from  the discounted cash flow methodology to the Total Factor Productivity (TFP) method, which consists in defining potential productivity gains for each company based on the average productivity gains. Its is expected that this will result in an increase in the X Factor. These changes in methodology will take effect on 2013.

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

The Brazilian Electricity System Overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with multiple owners. The Brazilian Grid is comprised of companies in the southern, southeastern, west-central, and northeastern regions and part of the northern region of Brazil. Approximately 2% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a hydroelectric power generation potential close to 244,976 MW, of which only 35.4% has been developed or is under construction, according to Eletrobrás studies consolidated in December 2012.

Brazil has an installed capacity in the interconnected power system of 109.416 GW as of December 2012, approximately 76.3% of which is hydroelectric, according to the Operation Plan for 2013 from the ONS. This installed capacity includes half of the installed capacity of Itaipu—a total of 14,000 MW owned equally by Brazil and Paraguay. There are approximately 61,000 miles of transmission lines with voltages equal to or higher than 230 kV in Brazil.

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

•                  granted Free Consumers and electricity suppliers open access to all distribution and transmission grids; and

•                  eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or “Small Hydroelectric Power Plants” , which was amended on May 28, 2009 by Law No. 11,943, raising the limit from 30 MW to 50 MW, independently of being a Small Hydroelectric Power Plant or not.

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

•                  the creation of the ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system; and

•                  the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law.

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

•                  On September 12, 2012 the Federal Government enacted PM 579, converted into the Law No. 12,783, aiming to decrease tariffs on generation, transmission and distribution of energy and enact regulatory charges on the Brazilian energy market. PM 579 alters the revision and extension of certain concessions and implements new bidding process rules for certain utilities, as well as adjustments to tariffs, changes to regulation regarding the industry participant’s mobility between the ACR and ACL and the allocation of energy offered to both markets.

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

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to Aneel, by delegation of MME, as granting authority, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. For the renewal of existing concessions, the period was usually 20 years for distribution, 20-30 years for transmission, depending on the contract, and the period for generation depended on the contracts. An existing concession, granted prior to the publication of Law 10,848 of March 15, 2004 may be renewed once at the granting authority’s discretion. Concessions granted after the publication of Law 10,848 could not be extended further.

However, with the enactment of PM  579, converted into Law No. 12,783, the concessions granted pursuant to Law No. 9074 of July 7, 1995, may be extended only once for a period of up to 30 years, at the discretion of the grantor, from September 12, 2012 onward.

On December 4, 2012, the Company signed the second amendment to Transmission Concession Contract 006/1997, which extended concession for 30 years under the terms of PM 579 from January 1, 2013. However, the Company opted not to request extension of the generation concessions that expire within the period 2013 to 2017. For the plants that would have had a first extension before PM579, which include the Jaguara, São Simão and Miranda plants, we believe the Generation Concession Contract 007/1997 allows for the extension of the concession of those plants for an additional 20 years, subject to no additional conditions. For the other generation companies the have concessions that expire over the period from 2015 to2017, which includesTrês Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande, we have opted, under the terms of PM579, not to apply for an extension of their concessions.

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

Ownership Limitations

On November 10, 2009, Aneel issued Resolution No. 378, which established that Aneel, upon identifying an act that may cause unfair competition or may result in relevant market control, must notify the Secretariat of Economic Law (Secretaria de Direito Econômico) (“SDE”) of the Ministry of Justice, pursuant to art. 54 of Law No. 8,884 of June 11, 1994. After the notification, the SDE must inform CADE. On November 30, 2011 Law No. 8,884 was revoked and replaced by Law 12,529. This new law extinguished SDE and replaced it with the General Superintendency (Superintendência Geral). If necessary, the General Superintendency will require Aneel to analyze the aforementioned acts. CADE will decide if there should be any punishment regarding those acts, which may vary from pecuniary penalties to the split of the company, pursuant to articles 37 and 45 of the abovementioned law.

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

Since January 2013, the Global Reversion Fund is not charged to any (i) distribution company; (ii) transmission and generation utilities that extended its concessions granted under Law No. 12,783; and (iii) any transmission utility which had commenced its bidding procedure from September 12, 2012 onward.

Fuel Consumption Account—CCC

The Fuel Consumption Account (Conta de Consumo de Combustível), or CCC, was created in 1973 to generate financial reserves to cover elevated costs associated with the use of thermoelectric energy plants, especially in the northern region of Brazil given the higher operating costs of thermoelectric energy plants compared to hydroelectric energy plants. Each energy company is required to contribute annually to the CCC. The annual contributions were calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC, in turn, was used to reimburse energy companies for a substantial portion of the fuel costs of their thermoelectric energy plants. The CCC was administered by Eletrobrás.

Since January 2013, the Fuel Consumption Account is not charged to any kind of utility and or market participant due to the provisions of Law No. 12,783

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Power Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. Such amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account— CDE

In 2002, the Federal Government instituted the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by

Aneel and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution system. These fees are adjusted annually. The CDE was created to support the (1) development of electricity production throughout the country, (2) production of electricity by alternative energy sources, (3) universalization of energy services throughout Brazil, and (4) with the enactment of Law No. 12,783, to set off the effect of non-compliance by concessionaires to Law No. 12,783 in decreasing the electricity tariffs. The CDE shall be in effect for 25 years and shall be managed by Eletrobrás.

The New Industry Model Law establishes that the failure to pay the contribution to RGR, Proinfa Program, the CDE or payments due by virtue of purchase of electricity in the regulated market will prevent the non-paying party from receiving a rate readjustment (except for an extraordinary revision) or receiving resources arising from the RGR or CDE.

Aneel Inspection Charge

Energy Services Inspection Charge, or TFSEE, is an annual tax charged by Aneel for its administrative and operational costs. The tax is calculated based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization. The TFSEE is limited to 0.4% of the annual economic benefit, considering the installed capacity, earned by the concessionaire, permit holder or authorized party and must be paid directly to Aneel in 12 monthly installments.

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

Aneel oversees rate regulations that govern access to the distribution and transmission systems and establish rates (i) for the use of the local distribution system, or Distribution Usage Rates, or TUSD, and (ii) for the use of the interconnected transmission grid, or Transmission Usage Rates, or TUST. Additionally, distribution companies of the South, South-East and Midwest interconnected system pay specific charges for the transmission of electricity generated at Itaipu. The increase in transmission rates and charges paid by distribution concessionaires are passed on to their respective consumers through Annual Rate Adjustments. All this rates are set by Aneel. The following is a summary of each rate or charge:

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

Basis of measurement

The consolidated financial statements have been prepared based on the historical cost basis except for the following material items in the statement of financial position:

•     Financial instruments and derivative financial instruments measured at fair value

•     Non-derivative financial assets measured at fair value through profit or loss

•     Financial assets held for trading measured at fair value.

•     Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

The consolidated financial statements are presented in reais, which is the Company’s functional currency.

Critical Accounting Estimates

The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain. The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. For more detailed information about our Critical Accounting Policies and Estimates, please refer to Note 2 to our audited consolidated financial statements as of December 31, 2012.

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

Employee Post-Retirement Benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. Our jointly controlled, Light, also sponsor a defined-benefit pension plan and defined-contribution pension plan.

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

Derivative Instruments

Accounting for derivative transactions requires us to employ judgment to compute fair market values, which are used as the basis for recognition of the derivative instruments in our consolidated financial statements. Such measurement may depend on the use of estimates such as long term interest rates, foreign currencies and inflation indices, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market. For more detailed information about Derivative Instruments please refer to Note 28 to our audited consolidated financial statements as of December 31, 2012.

Recently Issued IFRS Standards

We will be required to adopt certain revised IFRS accounting standards beginning on January 1, 2013.  These new IFRS standards that we believe will be applicable to our operations are described below in more detail.

IFRS 9 – Financial Instruments

IFRS 9 – Financial instruments, issued in November 2009 and altered in October 2010, introduces new requirements for the classification, measurement and write-off of financial assets and liabilities. IFRS 9 is applicable for annual periods starting on or after January 1, 2015.

IFRS 9 establishes that all the financial assets recognized that are within the scope of IAS 39 - Financial instruments: Recognition and measurement (equivalent to CPC 38) must be subsequently measured at amortized cost or fair value.

The most significant effect of IFRS 9 relates to the accounting for changes in fair value of a financial liability (designated at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, in relation to the financial liabilities recognized at fair value through profit or loss, the amount of the change in the fair value of the financial liability attributable to changes in the credit risk of that liability is recognized in “Other comprehensive income”, unless the recognition of the effects of the change in the credit risk of the liability in “Other components of comprehensive income” results in or increases the accounting mismatch in the profit and loss account. Variations in fair value attributable to the credit risk of a financial liability are not reclassified in the profit and loss account. Previously, under IAS 39 and CPC 38, the total amount of the variation in the fair value of the financial asset recognized at fair value through profit or loss was recognized in the profit and loss account.

Our management expects our adoption of IFRS 9 will have a significant effect on the balances reported in relation to our financial assets and liabilities (for example, the financial assets of the concession currently classified as investments available for sale will be measured at fair value at the end of the subsequent reporting periods, and the alterations in fair value will be recognized in profit or loss).  However, it is not possible to provide a reasonable estimate of this effect until a detailed review is carried out.

Consolidation, participation agreements, affiliates and related disclosures

In May 2011 five new standards on consolidation, participation agreements, affiliates and disclosures were issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised in 2011) and IAS 28 (revised in 2011). These five rules , together with the respective changes related to the rules for transition, are applicable to annual periods starting on or after January 1, 2013.

The main requirements of these five rules are as follows:

IFRS 10 replaced parts of IAS 27 – Consolidated and separate financial statements – that dealt with consolidated financial statements. SIC–12 Consolidation: Special Purpose Entities – will be withdrawn when IFRS 10 is applied.  Under IFRS 10, there is only one basis for consolidation, namely, control. Additionally, IFRS 10 will include a new definition of control which contains three elements: (a) power over an investee; (b) exposure, or rights, to variable returns from the holding in the investee; and (c) capacity to use its power over the investee to effect the value of the returns to the investor.

IFRS 11 replaces IAS 31 – Interests in joint ventures. IFRS 11 deals with how a participation agreement in which two or more parties have joint control should be classified. SIC-13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers – will be withdrawn when IFRS 11 is applied.  Under IFRS 11, participation agreements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the agreements.  Additionally, under IFRS 11, joint ventures must be accounted for under the equity method, while jointly-controlled subsidiaries, under the previous criteria of IAS 31, could be accounted for under the equity method or by the proportional consolidation method.

IFRS 12 is a disclosure standard applicable to entities that have holdings in subsidiaries, participation agreements, affiliates and/or structured entities that are not consolidated.  In general, the requirements for disclosure under IFRS 12 are more wide-ranging than the present rules.

Our management believes that the application of these five rules will cause a significant effect on the amounts reported in our consolidated financial statements.  All the entities that are jointly-controlled by us listed in Note 3 (c) of our audited financial statements are proportionately consolidated in these financial statements and qualify as joint ventures under the requirements of IFRS 11.  Thus, they will be presented by the equity method starting in 2013.

If these five rules had been adopted as of December 31, 2012, the consolidated financial statements would have been effected as follows: (i) a reduction of total assets and total liabilities in the amount of R$ 7,629,666; (ii) a reduction in Operational profit before Financial revenue (expenses) and taxes of R$ 1,212,689; and (iii) a reduction in net revenue in the amount of R$ 3,850,380.  The profit for the year, and Stockholders’ equity, would not be affected by the adoption of the new rules.

IFRS 13 - Measurement at fair value

IFRS 13 presents a single source of orientation for measurements of fair value and disclosures on measurements of fair value. The rule defines fair value, presents a structure of measurement of fair value and requires disclosures of the measurements of fair value.  The scope of IFRS 13 is wide-ranging, applying to items of financial and non-financial instruments, for which other IFRS standards call for or allow measurements of fair value and disclosures of measurements of fair value, except in certain cases.  For example, quantitative and qualitative disclosures, based on the three-level hierarchy of fair value currently required for financial instruments only in accordance with IFRS 7 – Financial Instruments – Disclosures, will be complemented by IFRS 13 so as to include all assets and liabilities in their scope.

IFRS 13 is applicable for annual periods starting on or after January 1, 2013.

Our management expects that the adoption of this new rule could affect certain amounts reported in our  financial statements and result in more wide-ranging disclosures in our financial statements.

IAS 1- Presentation of Financial Statements

The changes to IAS 1 allow for the presentation of the Profit and loss account and the Statement of comprehensive income in a single statement or in two separate and consecutive statements.  However, the changes to IAS 1 call for additional disclosures in Other comprehensive income, in such a way that the items of Other comprehensive income are grouped into two categories: (a) items which will not be subsequently reclassified in the profit and loss account; and (b) items which will be subsequently reclassified in the profit and loss account in accordance with certain conditions.  The income tax on the items of Other comprehensive income will be allocated in the same way.

The changes to IAS 1 are applicable for annual periods starting on or after July 1, 2012.  The presentation of the items of Other comprehensive income will be appropriately modified as and when the changes are adopted in future accounting periods.

IFRS 7 and IAS 32 – Offsetting Financial Assets and Financial Liabilities and related disclosures

The changes to IAS 32 clarify questions of adoption existing in relation to the requirements for offsetting of financial assets and liabilities.  Specifically, these alterations clarify the meaning of “at present has the legal right to offset” and “simultaneous realization and settlement”.

The alterations to IFRS 7 require that entities disclose the information on the rights of offsetting and related agreements (such as requirements for guarantees) for the financial instruments that are subject to offsetting or similar contracts.

The changes to IFRS 7 are applicable for annual periods beginning on or after January 1, 2013 and periods intermediate to these annual periods.  The disclosures should be made retroactively for all the periods compared.  However, the changes to IAS 32 are not applicable to annual periods starting before January 1, 2014.

Our management believes that the adoption of these changes to IAS 32 and IFRS 7 could result in additional disclosures in relation to offsetting of financial assets and liabilities in the future.

IAS 19 – Employee benefits

The changes to IAS 19 change the accounting of defined-benefit plans and severance benefits.  The most significant change relates to accounting of the changes in the defined-benefit obligations and assets of the plan in the year itself, with the elimination of the “corridor approach” permitted in the previous version of IAS 19 and early recognition of the cost of past services.  The changes require that all actuarial gains and losses be recognized immediately through Other comprehensive income so that the net assets or liabilities of the pension plan are recognized in the consolidated Statement of financial position to reflect the full value of the plan’s deficit or surplus.  In addition, the expenses on interest and the expected return on the plan’s assets used in the previous version of IAS 19 have been replaced by a value of “net interest”, calculated on the basis of the discount rate on the assets or liabilities of the net defined benefit.

The effect arising from the adoption of the new accounting practices for recording of actuarial obligations with post-employment benefits will represent a reduction in stockholders’ equity on January 1, 2013 in the amount of R$ 497 million (R$ 106 million on January 1, 2012). The impact on the profit and loss account for 2013 arising from the review of the pronouncement will represent a reduction of R$ 18 million in the expense on post-employment benefits in comparison with the expense which would be registered in accordance with the former accounting practice.

This net effect represents various adjustments, including the effect of income tax on: (a) the full recognition of the actuarial gains through Other comprehensive income and reduction of the net deficit of the pension fund; (b) the immediate reduction of the cost of past services in the profit and loss account and increase of the net deficit of the pension fund; and (c) the reversal of the difference between the gain resulting from the expected rate of return on the pension plan’s assets and the discount rate, through Comprehensive income.

Annual Improvements 2009–2011 Cycle (May 2012)

The annual improvements to the 2009–2011 cycle of IFRS include various alterations to numerous IFRS standards.  The changes to IFRS are applicable for annual periods starting on or after January 1, 2013, and include:

Changes to IAS 16 – Property, plant and equipment;

•          Alterations to IAS 32 – Financial instruments: presentation.

Alterations to IAS 16

The changes to IAS 16 set out that replacement parts, equipment and service equipment should be classified as property, plant and equipment to the extent that they are in accordance with the definition of Property, Plant and Equipment of IAS 16 and, otherwise, as inventories. Our management has not determined whether the changes to IAS 16 will have a significant effect on our accounting statements.

Changes to IAS 32

The changes to IAS 32 state that the income tax related to distributions to holders of equity instruments and to costs of equity transactions must be accounted in accordance with IAS 12 – Income taxes.  Our management believes that the changes to IAS 32 will not have a significant effect on our accounting statements.

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

	Year ended December 31,
	2012	2011	2010
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	176.40	167.59	158.53
Residential rate	540.61	507.52	485.98
Commercial rate	445.58	435.99	436.44
Rural rate	273.18	267.56	256.18
Public services rate and others	335.94	328.06	319.92

Total sales to final consumers (GWh)
Industrial consumers	25,969	26,029	24,826
Residential consumers	11,518	10,742	9,944
Commercial consumers	7,950	6,985	6,227
Rural consumers	2,874	2,646	2,467

Public services and other consumers	4,358	4,001	3,664

Average rate (R$/MWh)	316.15	296.71	280.49
Total revenues (millions of R$)	16,671	14,955	13,219
Sales to distributors:
Volume (GWh)	13,868	14,458	14,205
Average rate (R$/MWh)	137.22	109.07	101.72
Total revenues (millions of R$)(1)	1,903	1,577	1,445

(1)           Does not include R$ 39 million, R$ 36 million and R$ 24 million relating to Proinfa Program during 2012, 2011 and 2010 respectively.

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

Each year, in April, Aneel issues a Resolution that establishes the average annual rate adjustment for Cemig Distribuition. In 2010 this rate was 7.58%, in 2011 was 10.47% and in 2012 was 5.24%.

On January, 2013, the federal government published Law No. 12.783 removing some taxes on electricity rates, reducing the prices for the energy sold by generator that had their concession agreements renewed and reducing the prices for the transmission of electricity. On January, 24th, ANEEL established new rates for the distributors to pass through to the consumers the impact of this Law. This readjustment was made under a Extraordinary Rate Revision to all the distributors. The rate adjustment for Cemig represented a decrease of 22%. This adjustment did not impact the profits because it changed only Parcel A costs. On April 8, 2013 Aneel established Cemig Distribution’s average annual rate adjustment of 2.99%. The components of this increase were as follows: (i) a 0.47% increase due to the Rate Adjustment Index; (ii) a 1.03% decrease due to intra-annual variation of fixed costs; (iii) a 1.45% increase related to the advancement of subsidies on rates applicable to certain consumers and (iv) a 0.11% increase due to other financial adjustments.

The 2013, 2012, 2011 and 2010 average annual rate adjustments and revision for Cemig Distribution with their respective components are presented in the table below:

	2013	2012	2011	2010

Average annual/periodic rate adjustment	2.99%	5.24%	10.47%	7.58%

Components
Rate adjustment index	0.47%	2.90%	8.08%	3.41%

Intra-annual variation of fixed costs (CVA)	1.03%	-2.70%	-1.06%	-1.46%

Advancement of subsidies on rates	1.45%	3.57%	5.03%	6.35%

Other financial adjustments	0.11%	1.47%	-1.58%	-0.72%

Each year, in November, Aneel issues a Resolution that establishes the average annual rate adjustment for Light. In 2010 this rate was 6.88%, in 2011 was 6.57%.

On November 6, 2012 Aneel established Light’s average annual rate adjustment of 10.77%. The components of this increase were as follows: (i) a 7.17%, increase due to the Rate Adjustment Index; (ii) a 2.71%, increase due to intra-annual variation of fixed costs; (iii) a 1.23%, increase related to the advancement of subsidies on rates applicable to certain consumers, and (iv) a 0.33%, decrease due to other financial adjustment.

The 2012, 2011 and 2010 average annual rate adjustments and revision for Light with their respective components are presented in the table below:

	2012	2011	2010

Average annual/periodic rate adjustment	10.77	6.57%	6.88%

Components
Rate adjustment index	7.17	7.21%	8.21%

Intra-annual variation of fixed costs (CVA)	2.71	0.20%	0.76%

Advancement of subsidies on rates	1.23	2.01%	1.65%

Other financial adjustments	-0.33	-2.85%	-3.74%

Transmission Rates

The revenue adjustment of the electricity transmission grids owned by CEMIG, as specified by the concession contract, occurs annually in June. The concession contract used to establish a four-year period between periodic revisions. After the implementation of Law 12,783/2013 - Extension of Concessions, from 2013 onward, the amended concession contracts establish a five-year period between periodic revisions.

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

The concession contract provides that the revenue requirements are restated for inflation annually. Until January 2013, the index used to restate the annual inflation was the General Market Price Index, IGP-M. This IGP-M index rose 4.26% from June 2011 to May 2012 increasing the revenue for the 2012-2013 cycle. In June 2011, Aneel approved an increase in the transmission revenue of 5.0%. After the implementation of Law 12,783/2013 - Extension of Concessions, from 2013 onward, the amended concession contracts establish the IPCA as the inflation index considered to readjust the RAP annually.

By the end of 2012, the Federal Government renewed Cemig’s trasnmission concession and reduced the revenue from January 2013 to R$148 millon per year, which does not include Heritage Training Programme for Civil Servants (Programa de Formação do Patrimônio do Servidor Público, or “PASEP”) and Social Security (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes.

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

Nevertheless, the New Industry Model (that has as one of its main objectives to guarantee the supply of energy) created the auctions to the regulated market (ACR), where it is possible to purchase energy from new plants to guarantee the supply of energy. Since the New Industry Model, approximately 47 GMW of capacity were negotiated on these auctions, which is being installed from 2008 to 2017. Of this amount, 5.97 GW were negotiated on the backup auctions, that is, this energy is not compromised with any contracts or any minimum supply.

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

Early Settlement of Account Receivable from the Minas Gerais State Government

We had an account receivable from the State Government, referred to as the CRC Account, referred to as the CRC Agreement, related to some credits against the Federal Government that were transferred to the State Government, that totaled R$ 2,422 million as of December 31, 2012.

On November 20, 2012, a commitment agreement was signed between Cemig and the State of Minas Gerais, subsequently ratified by the Board of Directors of Cemig (CRCA 124/2012, of December 21, 2012), under which the board agreed to an early payment by the State of Minas Gerais of the outstanding balance due under the CRC Agreement. On January 25, 2013, the commitment agreement was amended to rectify the amount of the debt, as authorized by the Board of Directors (CRCA 001/2013, of January 18, 2013).

Under the commitment agreement, as amended, the State of Minas Gerais recognized its obligation for the outstanding balance of the CRC Agreement debt in the total amount of R$ 6,283 million, including accrued interest up to October 31, 2012, resulting, after application of an agreed upon 35% discount for the early settlement, in an updated debt obligation of R$ 4,084 million as of the same October 31, 2012 base date.

The account receivable has been settled with the State of Minas Gerais through a payment to CEMIG of R$ 4,211million in some dates from December 18, 2012 to  March 11, 2013.

In light of the early settlement of the CRC Account, Cemig decided to buy back the senior units of the FIDC to which Cemig had assigned all its receivables under the CRC Account and, once in possession of all the units, terminate the FIDC, with payment by assignment of the credit rights that comprise the FIDC portfolio , at the price recorded in the FIDC. We believe the repurchase of the outstanding units of the FIDC was necessary so that the CRC settlement agreement would be negotiated and entered into by State of Minas Gerais and Cemig, with no need to involve the FIDC.

On December 5, 2012, Cemig repurchased, in the secondary market, the outstanding balance of the senior units of the FIDC owned by Banco Itaú BBA, Bradesco and two Bradesco mutual funds (Bradesco FI Multimercado CP Invest no Exterior and Bradesco FI Multimercado Pioneiro), for the amount of approximately R$ 711.3 million. This amount represents the sum of the installment payments not yet due, adjusted by the accumulated CDI rate from the date of issuance of the senior units of the FIDC up to the date of the purchase, as per the criteria established in Article 38, Paragraph 7 of the Regulations of the FIDC for the eventuality of extraordinary amortization of the senior units, as authorized by the Board of Directors through Board Spending Decision (CRCA) 101/2012, of December 5, 2012.

Cemig, as holder of the totality of the subordinated units and senior units of the FIDC, liquidated the FIDC on December 17, 2012, by redeeming the totality of the senior and subordinated units issued by the FIDC in circulation, and subsequently terminated the activities of the FIDC, with the simultaneous termination of the senior units and subordinated units, with payment by assignment of the credit rights that comprised the FIDC portfolio, at the price registered in the FIDC of approximately R$ 1,785 billion.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. However, we have foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2012, we used financial instruments such as interest rate swaps in order to reduce the risk from exchange rate fluctuations. As of December 31, 2012, we had entered into swap agreements in the notional amount of US$8 million in order to change the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar variation to an interest rate calculated based on the Interbank Certificates of Deposit rate (Certificado de Depósito Interbancário), or CDI rate. See Notes 2.6(b), 19, 23, 28 and 29 to our consolidated financial statements.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Operating Revenues

Net operating revenues increased 17.2% from R$15,749 million in 2011 to R$18,460 million in 2012.

	2012	% of net operating revenues	2011	% of net operating revenues	2012 versus 2011%
	(in millions of R$)		(in millions of R$)

Electricity sales to final consumers	16,671	90.4	14,955	95.0	11.5

Revenue from wholesale supply to other concession holders and PROINFA)	1,942	10.5	1,613	10.2	20.4

Revenue from use of the electricity distribution grid (TUSD	2,216	12.0	1,978	12.6	12.0

Revenue from use of the concession transmission system)	1,675	9.1	1,407	8.9	19.0

Transmission indemnity revenue	192	1.0	-	-	-

Construction revenues	1,631	8.8	1,541	9.8	5.8

Transactions in electricity on the CCEE	427	2.3	269	1.7	58.7

Other operating revenues	1,324	7.2	983	6.2	34.7

Taxes on revenue and regulatory charges	(7,618)	(41.3)	(6,997)	(44.4)	8.9

Total net operating revenues	18,460	100.0	15,749	100.0	17.2

Electricity sales to final consumers

Revenue from electricity sales to final consumers (excluding CEMIG’s own consumption) increased R$1,716 million or 11.5% from R$14,955 million in 2011 to R$16,671 million in 2012.

This variation was primarily due to:

•                  an increase of 4.49% in the volume of electricity invoiced to final consumers (excluding internal consumption);

•                  tariff rate adjustments in Cemig Distribution’s concessions, which increased by an average rate of 7.24%1 on April 8, 2011  and increased by an average rate of 3.85%  on April 8, 2012, respectively;

•                  tariff rate adjustment in Light SESA’s concession, which increased by an average rate of 7.82%2 on November 7, 2011 and increased by an average rate of 10.77% on November 6, 2012;

•                  readjustments of the rates on contracts for sale of energy to Free Consumers, indexed mostly to the variation of IGP-M, that increased 7.8% in 2012.

Revenue from wholesale supply to other concession holders and PROINFA

Revenue from wholesale supply to other concession holders and PROINFA increased by R$329 million or 20.4% from R$1,613 million in 2011 to R$1,942 million in 2012. The average price for these sales increased 25.4%, from R$110.64/MWh in 2011 to R$138.77/MWh in 2012. This was partially offset by a reduction in the volume of electricity sold to other concession holders of 253,360 MWh, or 4.0%, from 14,578,717 MWh in 2011 to 13,994,737 MWh in 2012.

Revenue from use of the electricity distribution grid (TUSD)Revenue from the use of the electricity distribution system (TUSD) increased R$238 million, or 12.0%, from R$1,978 million in 2011 to R$2,216 million in 2012. This revenue comes from charges for energy sold to Free Consumers located in CEMIG’s and Light’s concession areas, and the increase in 2012 is due to rate adjustments and a higher volume of energy transported to Free Consumers by CEMIG, resulting from the recovery of industrial activity and the migration of captive consumers to the Free Market in 2012.

Revenue from use of the concession transmission system

Revenue from use of the basic transmission system increased R$268 million, or 19.0%, from R$1,407 million in 2011 to R$1,675 million in 2012. This revenue is from the transmission capacity of Cemig Generation and Transmission made available to the national system, and also from the jointly-controlled transmission subsidiaries, particularly TBE and Taesa.  This increase in 2012 resulted primarily from the acquisition of Abengoa by TAESA in the second semester of 2011, taking full effect in 2012, among other acquisitions.

Transmission indemnity revenues

We recorded in 2012 an estimated gain in the amount of R$192 million related to the indemnity of Cemig’s transmission assets, which was included under the indemnity transmission revenues, according to the criteria established by the M 579.  The indemnity transaction revenue refers to the difference between the accounting values and the estimated amount of compensation of transmission assets that had the early renewal in accordance with the criteria of the MP 579. The company recorded a gain in 2012 based on estimated indemnity values, using as a reference the Aneel technical note No. 387/2012, in which studies are presented for definition of the VNR of the transmission facilities that had the Concession Contracts renewed. For more information see Note 04 to our consolidated financial statements.

Construction revenues

Construction revenues increased R$90 million, from R$1,541 million in 2011 to R$1,631 million in 2012, due to greater investment in 2012 in concession assets. Those revenues represent the investments in concession assets and include in some cases the profit margin recorded in each operation. The major portion of construction revenues were offset by the construction costs See Note 25 to our consolidated financial statements.

Sales on the Spot Market

Cemig GT had positive exposure of 2,967.742 GWh to the spot market in 2012.  Of this total, 99.4% was sale of secondary electricity supply, made available by the system through the Electricity Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE). This positive exposure in 2012 in the stock market generated revenue of R$ 180 million.  From the results as shown, it can be seen that sales in firm bilateral contracts represented almost the totality of the electricity available for sale, both from the company’s own plants and for electricity from third parties. Practically the only energy accounted as short-term market exposure was secondary supply, since this supply cannot be sold in bilateral contracts, because it arises from an operative dispatching decision by the national system operator (Operador Nacional do Sistema, or ONS).

Cemig D’s total exposure to the short-term market in 2012 was practically null, with some months of negative exposure balanced out by others with positive exposure. Over the year, there were situations in which Cemig D had involuntary exposure due to delays in commercial startup of plants that had sold electricity to distributors in MME auctions, and also due to loss of contracts of plants that were not built but sold electricity in MME auctions.  Any financial amounts that Cemig D loses or gains on short-term exposure are accounted by Aneel for pass-through to the tariffs of the company’s final consumers.

Other operating revenues

Other operating revenue increased by R$341 million, or 34.7%, from R$983 million in 2011 to R$1,324 million in 2012. Our other operating revenues are:

	2012	2011
	(in millions of reais)
Supply of gas	755	579
Charged services	18	14
Telecomunication services	162	158
Rendering services	118	98
Low-income subsidy	176	56
Other	95	78

	1,324	983

The increase in other operating revenues in 2012 compared to 2011 is largely due to the increase of revenues related to supply of gas by 30.4%, from R$579 million in 2011 to R$755 million in 2012. This increase was due to the higher demand in 2012 due to the expansion of our pipeline in the State of Minas Gerais

Tax on revenues and regulatory charges

Taxes on revenues increased R$621 million, or 8.9%, from R$6,997 million in 2011 to R$7,618 million in 2012. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.7%. See Note 24 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses increased R$3,194 million, or 27.9%, from R$11,445 million in 2011 to R$14,639 million in 2012. This increase was mainly due to electricity purchased for resale that increased R$1,673 million, or 39.1%, from R$4,278 million in 2011 to R$5,951 million in 2012. For more information refer to Note 25 to our consolidated financial statements.

	2012	% of net operating revenues	2011	% of net operating revenues	2012 versus 2011%
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(5,951)	(32.2)	(4,278)	(27.2)	39.1

Charges for the use of transmission facilities of the basic grid	(1,011)	(5.5)	(830)	(5.3)	21.8

Depreciation and amortization	(1,001)	(5.4)	(983)	(6.2)	1.8

Personnel	(1,361)	(7.4)	(1,249)	(7.9)	9.0

Employee’ and managers’ profit sharing	(244)	(1.3)	(221)	(1.4)	10.4

Outsourced services	(1,127)	(6.1)	(1,031)	(6.5)	9.3

Post-employment obligations	(134)	(0.7)	(124)	(0.8)	8.1

Materials	(82)	(0.4)	(98)	(0.6)	(16.3)

Royalties for usage of water resources	(186)	(1.0)	(154)	(1.0)	20.8

Provisions for operating losses	(782)	(4.2)	(257)	(1.6)	204.3

Gas purchased for resale	(495)	(2.7)	(329)	(2.1)	50.5

Construction costs	(1,630)	(8.8)	(1,529)	(9.7)	6.6

Other operating expenses, net	(634)	(3.4)	(362)	(2.3)	75.1

	2012	% of net operating revenues	2011	% of net operating revenues	2012 versus 2011%
	(in millions of R$)		(in millions of R$)

Total operating costs and expenses	(14,638)	(79.3)	(11,445)	(72.7)	27.9

Electricity purchased for resale consists primarily of purchases from Itaipu through Eletrobrás and competitive biddings sponsored by the Federal Government. We are required under applicable regulations to purchase part of Itaipu’s capacity at U.S. dollar denominated prices. We also purchase electricity from the CCEE and through bilateral contracts. Electricity purchased for resale increased R$1,673 million, or 39.1%, from R$4,278 million in 2011 to R$5,951 million in 2012. The increase in costs was primarily due to higher energy prices in 2012 as a result of the low reservoir levels in Brazil requiring the operation of thermoelectric plants at higher costs. This is a non-controllable cost for the distribution business and the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For a breakdown of this expense, see Note 25 to our consolidated financial statements.

Charges for the use of transmission facilities of the basic grid mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies, according to the Brazilian regulatory legislation. Charges for use of the transmission network, which are defined by Aneel, increased R$181 million, or 21.8%, from R$830 million in 2011 to R$1,011 million in 2012. These charges, set by an Aneel resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost and the difference between the amounts used as a reference for the calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization expense increased R$18 million, or 1.8%, from R$983 million in 2011 to R$1,001 million in 2012. This result is mainly due to the increase in our assets due to a higher investment in our distribution programs in 2012.

Personnel expenses increased R$112 million, or 9.0%, from R$1,249 million in 2011 to R$1,361 million in 2012. This increase is due to the average increase in salaries of 8.2% and 4.5% agreed in November 2011 and November, 2012, respectively, in the negotiations for the annual Collective Work Agreement, partly offset by a reduction of 3.8% in our aggregate number of employees from 2011 to 2012.

Employees’ and managers’ profit sharing increased R$23 million, or 10.4%, from R$221 million in 2011 to R$244 million in 2012.This increase is primarily due to the increase in our net income in 2012.

Outsourced services increased R$96 million, or 9.3%, from R$1,031 million in 2011 to R$1,127 million in 2012. This is primarily due to the higher amount of costs related to communication services and maintenance of electric equipment. For a breakdown of the provisions see Note 25 to our consolidated financial statements.

Post-employment obligations expenses increased R$10 million, or 8.1%, from R$124 million in 2011 to R$134 million in 2012. These expenses primarily represent our actuarial obligations related to the net interest accruals in 2012. The increase in 2012 is mainly due to the effect of the present value adjustment in our actuarial obligations. For more information see Note 21 to our consolidated financial statements.

Provisions  for operating losses increased R$525 million, or 204.3%, from R$257 million in 2011 to R$782 million in 2012. The main components of this increase were as follows:

•                  the creation of an allowance for doubtful accounts in the amount of R$159 million related to ICMS (value-added tax) on use of the basic electricity distribution system (TUSD); and

•                  the creation of provision in the amount of R$403 million in 2012 related to an agreement established between Cemig and the Federal Government related to CRC Account in connection with the early settlement of the CRC Account.

Gas purchased for resale increased R$166 million, or 50.5%, from R$329 million in 2011 to R$495 million in 2012. This is a result of the larger quantity of gas purchased by Gasmig in 2012 to service its industrial clients.

As a result of the foregoing, we had an operating profit before financial expenses of R$4,083 million in 2012 compared to an operating profit before financial expenses of R$4,303 million in 2011.

Financial revenues (expenses), net Financial revenues (expenses), net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills and foreign exchange gains and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, foreign exchange losses, monetary restatement losses, charges and adjustments for inflation on post-employment obligations paid to pension funds and other expenses.

Net financial revenues were R$1,252 million in 2012 compared to net financial expenses of R$970 million in 2011. The main factors that impacted our net financial results in 2012 were:

•             Lower revenue from cash investments:  decrease of R$114 million, or 27.8%, from R$410 million in 2011 to R$296 million in 2012 as a result of a lower volume of cash invested in 2012.

•             Revenue of R$2,383 million from monetary variation of accounts receivable from the Minas Gerais State Government. See Note 12 to our consolidated financial statements.

•             Revenue from arrears penalty payments on electricity bills: increase of R$28 million, or 18.54%, from R$151 million in 2011 to R$ 179 million in 2012.

•             Foreign exchange gains: increase of R$24 million, or 120.0%, from R$20 million in 2011 to R$44 million in 2012 due to financial investments of Taesa denominated in foreign currency.

•             Foreign exchange losses: increase of R$42 million, or 105.0%, from R$40 million in 2011 to R$82 million in 2012 from loans and financings denominated in foreign currency.

•             Loans and financing expenses: decrease of R$68 million, or 5.2%, from R$1,311 million in 2011 to R$1,243 million in 2012. This decrease was mainly due to lower variation in the CDI rate, the main index to which our loans and financing contracts are linked to, reflecting the decrease in Brazilian benchmark interest rate (SELIC) in 2012.

For a breakdown of financial revenues and expenses, see Note 26 to our consolidated financial statements.

Income Tax expense

Income tax expense represented an expense of R$1,063 million on pre-tax income of R$5,335 million in 2012, or 19.9%, compared to an expense of R$918 million on pre-tax income of R$3,333 million in 2011, or 27.50%. The lower effective rate of income tax in 2012 was due to payment of part (R$1.7 billion) of the remuneration to stockholders as Interest on Equity (Juros sobre Capital Próprio, or JCP), which is an instrument for payment to stockholders that is deductible for the Company as an expense reducing net profit. Income tax on it is paid by the stockholder receiving it, at the rate of 15%. The effective tax rates are reconciled with the nominal rates in Note 10 to our consolidated financial statements.

Net Income

As a result of the foregoing, we had net income of R$4,272 million in 2012 compared to net income of R$2,415 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Operating Revenues

Net operating revenues increased 14.2% from R$13,790 million in 2010 to R$15,749 million in 2011.

	2011	% of net operating revenues	2010	% of net operating revenues	2011 versus 2010%
	(in millions of R$)		(in millions of R$)

Electricity sales to final consumers	14.955	95.0	13.219	95.9	13.1

Revenue from wholesale supply to other concession holders and PROINFA	1.613	10.2	1.469	10.7	9.8

Revenue from use of the electricity distribution grid(TUSD)	1.978	12.6	1.658	12.0	19.3

Revenue from use of concessionthe transmission system	1.407	8.9	1.141	8.6	17.5

Construction revenues	1.541	9.8	1.341	9.7	14.9

Transactions in electricity on the CCEE	269	1.7	133	1.0	102.3

Other operating revenues	983	6.2	924	6.7	6.4

Tax on revenues and regulatory charges.	(6,997)	(44.2)	(6,095)	(44.0)	14.8

Total net operating revenues	15,749	100.0	13,790	100.0	14.2

Electricity sales to final consumers

Revenue from electricity sales to final consumers (excluding CEMIG’s own consumption) increased R$1,736 million or 13.1% from R$13,219 million in 2010 to R$14,955 million in 2011.

This variation was primarily due to:

•                  an increase of 6.95% in the volume of electricity invoiced to final consumers (excluding internal consumption);

•                  tariff rate adjustments in Cemig Distribution’s concessions, which increased by an average rate of 1.67% on April 8, 2010  and increased by an average rate of 7.24%  on April 8, 2011, respectively;

•                  tariff rate adjustment in Light SESA’s concession, which increased by an average rate of 7.82% on November 7, 2011 and increased by an average rate of 10.77% on November 6, 2012;

•                  readjustments of the rates on contracts for sale of energy to Free Consumers, indexed mostly to the variation of IGP-M, that increased 5.1% in 2011.

Revenue from wholesale supply to other concession holders and PROINFA

Revenue from wholesale supply to other concession holders and PROINFA increased by R$144 million or 9.8% from R$1,469 million in 2010 to R$1,613 million in 2011. The volume of electricity sold to other concession holders increased 253,360 MWh, or 1.8%, from 14,204,530 MWh in 2010 to 14,457,890 MWh in 2011. The average price for these sales increased 7.2%, from R$101.72/MWh in 2010 to R$109.08/MWh in 2011.

Revenue from the use of the  electricity distribution grid (TUSD)

Revenue from the use of the electricity distribution system (TUSD) increased R$320 million, or 19.3%, from R$1,658 million in 2010 to R$1,978 million in 2011. This revenue comes from charges for energy sold to Free Consumers located in CEMIG’s and Light’s concession areas, and the increase in 2011 is due to rate adjustments and a higher volume of energy transported to Free Consumers by CEMIG, resulting from the recovery of industrial activity and the migration of captive consumers to the Free Market in 2011.

Revenue from the use of theconcession transmission system

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

Revenue from the use of the basic transmission system increased R$266 million, or 23.3%, from R$1,141 million in 2010 to R$1,407 million in 2011. This revenue is from the transmission capacity of Cemig Generation and Transmission made available to the national system, and also from the jointly-controlled transmission subsidiaries, particularly TBE and Taesa.  This increase in 2011 resulted primarily from CEMIG recording R$178 million related to the monetary variation of TAESA’s transmission assets recorded.  This was due to readjustments in TAESA’s rates as from July 2011 of 9.77%. For more information on rates updates see “The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems”.

Construction revenues

Construction revenues increased R$200 million, from R$1,341 million in 2010 to R$1,541 million in 2011, due to greater investment in 2011 in concession assets. Those revenues represent the investments in concession assets and include in some cases the profit margin recorded in each operation. The major portion of construction revenues were offset by the construction costs. See Note 24 to our consolidated financial statements.

Other operating revenues

Other operating revenue increased by R$59 million, or 6.4%, from R$924 million in 2010 to R$983 million in 2011.  Our other operating revenues are:

	2011	2010
	(in millions of reais)
Supply of gas	579	398
Charged service	14	16
Telecom service	158	131
Other services provided	98	179
Low-income subsidy	56	133
Other	78	67
	983	924

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

Tax on revenues and regulatory charges

Taxes on revenues increased R$902 million, or 14.8%, from R$6,095 million in 2010 to R$6,,997 million in 2011. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers; (ii) COFINS, assessed at a rate of 7.6%; and (iii) PASEP, assessed at a rate of 1.7%. See Note 24 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses increased R$1,214 million, or 12.2%, from R$10,231 million in 2010 to R$11,445 million in 2011. This increase was mainly due to electricity purchased for resale that increased R$556 million, or 14.9%, from R$3,722 million in 2010 to R$4,278 million in 2011. For more information refer to note 25 to our consolidated financial statements.

	2011	% of net operating revenues	2010	% of net operating revenues	2011 versus 2010%
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(4.278)	(27.2)	(3.722)	(27.0)	14.9

Charges for the use of transmission facilities of the basic grid	(830)	(5.3)	(729)	(5.3)	13.9

Depreciation and amortization	(983)	(6.2)	(927)	(6.7)	6.0

Personnel	(1.249)	(7.9)	(1.212)	(8.8)	3.1

Employee’ and managers’ profit sharing	(221)	(1.4)	(325)	(2.4)	(32.0)

Outsourced services	(1.031)	(6.5)	(923)	(6.7)	11.7

Post-employment obligations	(124)	(0.8)	(107)	(0.8)	15.9

Materials	(98)	(0.6)	(134)	(1.0)	(26.9)

Royalties for usage of water resources	(154)	(1.0)	(140)	(1.0)	10.0

Provisions for operating losses	(257)	(1.6)	(138)	(1.0)	86.2

Gas purchased for resale	(329)	(2.1)	(225)	(1.6)	46.2

Construction costs	(1.529)	(9.7)	(1.328)	(9.6)	15.1

Other operating expenses, net	(362)	(2.3)	(321)	(2.3)	12.8

Total operating costs and expenses	(11.445)	(72.7)	(10.231)	(74.2)	11.9

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

Charges for the use of transmission facilities of the basic grid mainly correspond to the cost of transporting electricity in the Brazilian basic transmission network which is prorated among the Brazilian distribution companies, according to the Brazilian regulatory legislation. Charges for use of the transmission network, which are defined by Aneel, increased R$101 million, or 13.9%, from R$729 million in 2010 to R$830 million in 2011. These charges, set by an Aneel resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost and the difference between the amounts used as a reference for the calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization expense increased R$56 million, or 6.0%, from R$896 million in 2010 to R$927 million in 2011. This result is mainly due to the increase in our assets due to a higher investment in our distribution programs in 2011.

Personnel expenses increased R$37 million, or 3.1%, from R$1,212 million in 2010 to R$1,249 million in 2011. This increase is due by the average salary increase of 7% and 8.2% agreed in November 2011, in the negotiations for the annual Collective Work Agreement for 2011–12, being partly offset by the reduction of our aggregate number of employees from 2010 to 2011.

Employee’ and managers’ profit sharing decreased R$104 million, or 32.0%, from R$325 million in 2010 to R$221 million in 2011.This decrease is primarily the result of a labor agreement entered into between Cemig and the labor unions in November 2010 and 2011. In 2010 we also recognized an additional amount of R$30 million related to the 2009 labor agreement.

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

Post-employment obligations expenses increased R$17 million, or 15.9%, from R$107 million in 2010 to R$124 million in 2011. These expenses primarily represent our actuarial obligations related to the net interest accruals in 2011. The increase in 2011 is mainly due to the increase in our interest in Light in 2011, resulting in the consolidation of a greater portion of this cost in our financial statements . For more information see Note 21 to our consolidated financial statements.

Provisions  for operating losses increased R$119 million, or 86.2%, from R$138 million in 2010 to R$257 million in 2011. The components of this increase were as follows:

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

•             the constitution of a provision for judicial contingencies in the amount of R$48 million in 2011 compared to a reversion provision of R$54 million in 2010, based on the opinion of our legal counsel ;

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

As a result of the foregoing, we had an operating profit before financial expenses of R$4,303 million in 2011 compared to an operating profit before financial expenses of R$3,559 million in 2010.

Financial Revenues Expenses, Net

Financial revenues expenses, net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills and foreign exchange gains and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, foreign exchange losses, monetary restatement losses, charges and adjustments for inflation on post-employment obligations paid to pension funds and other expenses.

Net financial expenses increased R$217 million, or 28.8%, from R$753 million in 2010 to R$970 million in 2011. The main factors that impacted our net financial expenses in 2011 were:

•             Loans and financing expenses: increase of R$235 million, or 21.8%, from R$1,076 million in 2010 to R$1,311 million in 2011. This increase was mainly due to greater variation in the CDI rate, the main index of our loans and financing contracts, reflecting the increasing in Brazilian benchmark rate (SELIC) in the first half of 2011.

•             Monetary variation expense of post-employment obligations: increase of R$21 million, or 14.8%, from R$142 million in 2010 to R$163 million in 2011. This increase was mainly due to greater variation in the IPCA, to which the contract between Cemig and Forluz is indexed.

•             Monetary variation on advance for future capital increase in the amount of R$66 million due to the readjustment of the balance that was reimbursed to the State Government.

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

Income Tax Expense

Income tax represented an expense of R$918 million on pre-tax income of R$3,333 million in 2011, or 27.5%, compared to an expense of R$548 million on pre-tax income of R$2,806 million in 2010, or 19.5%. We recognized tax credits in 2011 and 2010 in the amounts of R$120 million and R$281 million, respectively. These tax credits were not recognized in the financial statements due to uncertainty regarding their ultimate realization and were recorded based on projected profits that indicated the realization of such credits. The effective tax rates are reconciled with the nominal rates in Note 10 to our consolidated financial statements.

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

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2012 were R$2,486 million compared to R$2,862 million as of December 31, 2011 and R$2,980 million as of December 31, 2010. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2012. The reasons for this decrease are presented below.

Cash Flow from Operating Activities

Net cash provided by operating activities in 2012, 2011 and 2010 totaled R$3,114 million, R$3,898 million and R$3,376 million, respectively. The decrease in cash provided by operating activities in 2012 compared to 2011 was due mainly to an increase in payment for  purchased energy. The increase in cash provided by operating activities in 2011 compared to 2010 was due mainly to increases in net income liabilities in 2011 compared to 2010, adjusted for the items that do not affect cash and cash equivalents.

Cash Flow used in Investment Activities

Net cash used in investing activities during 2012, 2011 and 2010 amounted to R$2,100 million, R$4,017 million and R$4,444 million, respectively. The decrease in cash used in investment activities in 2012 compared to 2011 was mainly due to the net cash received for the early redemption of CRC Account amounting R$1,498 million and the dilution of jointly-controlled subsidiaries amounting to R$668 million.

The decrease in cash used in investing activities in 2011 compared to 2010 was due mainly to higher investments in power transmission assets in the previous year, with the investments in 2011 being mostly concentrated in the distribution business, such as Light, amounting R$0.4 billion and related to the acquisition of transmission assets from Abengoa Group, amounting R$0.7 billion.

Cash Flow from/used in Financing Activities

Net cash used in financing activities during 2012 was R$1,391 million, which was comprised of the repayment of R$6,838 million of real and foreign currency denominated financings and the payment of R$1,748 million in dividends and interest on capital, offset by the proceeds from financings in the amount of R$7,195 million.

Net cash from financing activities during 2011 was R$1  million, which was comprised of the proceeds from financings in the amount of R$4,255 million offset by the repayment of R$2,218 million of real and foreign currency denominated financings and the payment of R$2,036 million in dividends and interest on capital.

Net cash used in financing activities during 2010 was R$377 million, which was comprised of the repayment of R$4,775 million of real and foreign currency denominated financings and the payment of R$1,829 million in dividends and interest on capital, largely offset by the proceeds from financings in the amount of R$6,227 million.

Indebtedness

Our indebtedness from loans, financings and debentures as of December 31, 2012 was R$16,170.3 million, composed of R$7,106 million of current debt and R$9,064 million of current debt. This compares with indebtedness from loans, financings and debentures as of December 31, 2011 of R$15,779 million, composed of R$7,958 million of non-current debt and R$7,821 million of current debt. Of our debt at December 31, 2012, R$528.0 million was denominated in foreign currencies (R$481.2 million of which was U.S. dollar-denominated) and R$15,642.3 million was denominated in reais. See Note 19 to our consolidated financial statements.

Our main financial contracts, on a consolidated basis, as of December 31, 2012, are shown in the following table:

Amounts in thousands of reais:

Facility/Security	Maturity	Interest Rate (%)	Currency	Outstanding balance as of December 31, 2012
Foreign Currency
BID (1)	2022	Libor+ Spread 1.7 to 2.2	US$	84
BID (1)	2023	Libor+ Spread 1.5 to 1.88	US$	143
Citibank	2018	2.46	US$	119
Others	2013-2019	Various	Various	182
Total debt in foreign currency				528

Brazilian currency
Banco do Brasil	2017	108.33% of CDI	R$	206
Banco do Brasil	2012	109.80% of CDI	R$	447
Banco do Brasil	2013	104.08% of CDI	R$	664
Banco do Brasil	2013	105.00% of CDI	R$	1,083

Banco do Brasil	2013	107.60 of CDI	R$	133
Banco do Brasil	2014	104.10 of CDI	R$	1,114
Banco do Brasil	2013	10.83	R$	793
Banco do Brasil	2014	98.5% of CDI	R$	476
Banco Itaú BBA / Votorantim	2013-2014	CDI + 1.70	R$	107
BNDES	2026	TJLP+2.34	R$	104
Bradesco	2013	102.5/103.00% of CDI	R$	601
Debentures (2)	2014	IGP-M + 10.50	R$	401
Debentures (2)	2017	IPCA+7.96	R$	530
Debentures	2015	IPCA+7.68	R$	1,445
Debentures	2017	CDI+0.90	R$	518
Debentures	2022	IPCA+6.20	R$	739
Debentures	2019	IPCA+6.00	R$	220
Private Debentures (BNDESPAR)	2016	TJLP + 3.12	R$	113
Eletrobrás	2023	Ufir + 6.00 to 8.00%	R$	390
Debentures VII (3)	2016	CDI + 1.35	R$	214
Debentures VIII (3)	2026	CDI + 1.18	R$	153
Debêntures LIGHT ENERGIA II (4)	2019	CDI + 1.18	R$	142
CCB Bradesco (3)	2017	CDI + 0.85	R$	124
BNDES – Finem (3)	2019	TJLP	R$	406
Debêntures (5)	2016	CDI+1.30%	R$	296
BNDES (6)	2033	TJLP + 2.40	R$	379
Debentures (6)	2013	IPCA inflation index	R$	160
BNDES – Onlending (6)	2033	TJLP	R$	391
CEF (7)	2021-2022	TJLP + 3.50	R$	202
BNDES (8)	2019	Various	R$	231
Debentures (8)	2017	Various	R$	1,954
Others	2013-2025	Various	R$	907
Debt in Brazilian currency				15,642
Overall total, consolidated				16,170

____________________

(1)                                  Loan contracted for the jointly-controlled subsidiary Taesa;

(2)                                  Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.;

(3)                                  Loan contracted for the jointly-controlled subsidiary ECTE;

(4)                                  Loans, financings and debentures of Light;

(5)                                  Loan contracted for the jointly-controlled subsidiary Taesa;

(6)                                  Loan and financing of Gasmig;

(7)                                  Loan contracted for the jointly-controlled subsidiaries ENTE, EATE and ETEP;

(8)                                 Loan contracted for the jointly-controlled subsidiary Taesa

In 2013, we entered into the following financial agreements and made the following issuances:

On January 31, 2013, CEMIG entred into a loan agreement with Banco do Brasil in the amount of R$200 million for the purpose of purchasing energy. The maturity is in 720 days, with interest at 99.5% of the CDI rate per annum.

On February 15, 2013, Cemig Distribution made its third issuance of debentures in the Brazilian market, in the total amount of R$2.16 billion, with an interest rate of: (i) the Interbank Deposit Rate plus 0.69% per annum for the debentures with maturity of 5 years; (ii) the IPCA rate plus 4.70% per annum for the debentures with maturity of 8 years; and (iii) the IPCA rate plus 5.10% per annum for the debentures with maturity of 12 years. The proceeds were used to redeem both the fifth and the sixth issuances of commercial papers and the remaining proceeds were used to invest in distribution infrastructure. The debentures were guaranteed by CEMIG.

In 2012, we entered into the following financial agreements and made the following issuances:

On December 21, 2012, CEMIG entered into a loan agreement with Banco do Brasil in the amount of R$1,088 million. The proceeds of which were used to redeem CEMIG’s fourth issuance of commercial papers. The maturity date was February 19, 2013, which was extended to April 20, 2013. The loan bears interest at 105% of the CDI rate per annum. The outstanding balance as of December 31, 2012 was R$1,083.2 million. The loan was repaid on February 28, 2013.

On May 28, 2012, CEMIG Distribution entered into a loan agreement with Banco do Brasil in the amount of R$200 million, the proceeds of which were used to roll over existing debt. The loan will be paid in instalments due on May 2015, May 2016 and maturing on May 2017, at an interest rate at 108.33% of the CDI rate per annum. This loan is guaranteed by CEMIG. The outstanding balance as of December 31, 2012 was R$ 206.2 million.

On July 2, 2012, Cemig Distribution made its fifth issuance of commercial paper in the Brazilian market, in the total amount of R$640.0 million, with an interest rate at 104.08% of the CDI rate per annum, due on June 27, 2013. The proceeds were used for investment needs, payment of existing debts and working capital. The commercial papers were guaranteed by CEMIG. The outstanding balance as of December 31, 2012 was R$ 664.1 million.

On December 21, 2012, Cemig Distribution made its sixth issuance of commercial paper in the Brazilian market, in the total amount of R$600.0 million, with an interest rate at 102.5% of the CDI rate per annum for the first 120 days and an interest rate at 103% of the CDI rate per annum thereafter, due on June 19, 2013. The proceeds were used to recover the cash used for the investments made through the year and for the payment of outstanding debt through the year. The commercial papers were guaranteed by CEMIG. The outstanding balance on December 31, 2012 was R$ 600.8 million.

On January 13, 2012, Cemig Generation and Transmission made its fourth issuance of commercial paper in the Brazilian market, in the total amount of R$1 billion, with an interest of (i) 103% of the CDI rate per annum until the 60th day counted as from the issuance date; (ii) 104% of the CDI rate per annum from the 61st until the 120th day counted as from the issuance date; and (iii) 105% of the CDI rate per annum, from the 121st until the 180th day counted as from the issuance date, due on July 11, 2012. The proceeds were used to partially redeem the first tranche of the second issuance of debentures of Cemig Generation and Transmission. These commercial papers were guaranteed by CEMIG and were paid in full in March 31, 2012 with the proceeds of the third issuance of debentures.

On February 15, 2012, Cemig Generation and Transmission made its third issuance of debentures in the Brazilian market, in the total amount of R$1.35 billion, with an interest rate of: (i) the Interbank Deposit Rate plus 0.90% per annum for the debentures with maturity of 5 years; (ii) the IPCA rate plus 6.00% per annum for the debentures with maturity of 7 years; and (iii) the IPCA rate plus 6.20% per annum for the debentures with maturity of 10 years. The proceeds were used to redeem the fourth issuance of commercial papers. The debentures were guaranteed by CEMIG. The outstanding balance as of December 31, 2012 was R$ 1,476.5 million.

On October 24, 2012, Cemig Generation and Transmission made amendments to existing loans with Banco do Brasil, postponing the maturity of these loans. Certain loans contracted in 2006, maturing after 2012, in the amount of R$300 million, were amended to extend their maturity to 2013, maintaining the same interest rate of 104.1% of the CDI rate per annum. Other loans contracted in 2009, in the amount of R$442 million, maturing in 2012, were amended to extend their maturity to 2015, 2016 and 2017, bearing a new interest rate, from the date of the amendment, of 108% of the CDI rate per annum. The loans continued to be guaranteed by CEMIG. The outstanding balance of these loans on December 31, 2012 was R$1,358.7 million.

In 2011, we entered into the following financial agreements and made the following issuances:

On April 20, 2011 Cemig Distribution raised R$410 million from Banco do Brasil with maturity dates in April 2013 and April 2014 and interest rate at 98.5% of the CDI rate per annum. The outstanding balance on December 31, 2012 was R$ 475.9 million.

On December 28, 2011, Cemig Distribution made its fourth issuance of commercial paper in the Brazilian market, in the total amount of R$100.0 million, with an interest rate of 106% of the CDI rate per annum, due on December 22, 2012. The use of proceeds was for working capital purposes. The commercial papers were paid in full on December 22, 2012.

On December 28, 2011, CEMIG made its fourth issuance of commercial paper in the Brazilian market, in the total amount of R$1,000.0 million, with an interest rate of 106% of the CDI rate per annum, due on December 22, 2012. The commercial papers were paid in full on December 22, 2012.

In 2010, we entered into the following financial agreements and made the following issuances:

On March 10, 2010 Cemig Generation and Transmission issued 270,000 non-convertible, nominal, book-entry, unsecured debentures, in two series, comprising 156,600 Debentures of the First Series and 113,400 Debentures of the Second Series, of the Issuer’s Second Issuance, in the aggregate amount of R$2.7 billion. The proceeds were used to prepay the outstanding balance of the 3rd issuance of Promissory Notes of Cemig Generation and Transmission. The Debentures of the First Series, with an outstanding balance of R$1,755 million as of December 31, 2011, accrue interest at accumulated variation of the average daily rate of the DI – Interbank Deposit, plus a spread of 0.90% per year. The Debentures of the Second Series, with an outstanding balance of R$ 1,444.6  million as of December 31, 2012, are adjusted from the Issue Date, by the variation in the IPCA rate and accrue interest corresponding to 7.6796% per year. These debentures are guaranteed by CEMIG.

On May 27, 2010 Cemig Distribution raised R$600 million from Banco do Brasil with a maturity in May 2013. The outstanding balance as of December 31, 2012 was R$ 793.2 million

During the last quarter of 2010 Cemig Generation and Transmission and Cemig Distribution, amended several loan agreements entered into with Banco do Brasil S.A in order to (i) postpone the maturity date of the installments payable in 2010, in the total amount of R$242.1 million with respect to Cemig Generation and Transmission and R$48.9 million with respect to Cemig Distribution, and (ii) change the interest rate from 110.0% of the CDI rate per annum to 109.8% of the CDI rate per annum. CEMIG is a guarantor of these loans and the total outstanding balance of these agreements on December 31, 2012 was R$ 447.2 million (as to Cemig Generation and Transmission). The agreements executed with Cemig Distribution were paid in full during the last quarter of 2012.

On December 23, 2010, CEMIG made its third issuance of Commercial Paper in the Brazilian market, in the total amount of R$350.0 million, with an interest rate of105.5% of the CDI rate per annum, due on December 18, 2011. The commercial papers were prepaid on August 4, 2011.

We are subject to financial covenants contained in some of our debt agreements that require us to maintain certain financial ratios. These ratios are computed based on our financial statements prepared in accordance with accounting practices adopted in Brazil. These and other covenants could limit our ability to support our liquidity and capital requirements. As of December 31, 2012, we were in non-compliance with some ratios contained in a credit instrument among Cemig Distribution and Santander (originally ABN Amro Bank). Such ratios were the following:

Cemig D

•                  Debt/EBITDA was 3.68x, when it was required to be equal or less than 2.5x

Cemig (as guarantor)

•                  EBTIDA/Interests was 2.8 x, when it was required to be equal or above 3.0x

•                  Debt/EBITDA was 2.7x, when it was required to be equal or less than 2.5x

Cemig D and Cemig obtained a waiver from Santander Bank on December 18, 2012.

As of December 31, 2012, we were in non-compliance with some ratios contained in a credit instrument among Cemig Distribution and Banco ItaúBBA. Such ratios were the following:

Cemig D

•                  Debt/EBTIDA was 4.58 x, when it was required to be equal or less than 3.36x

•                  Debt/(Shareholder’s equity + Debt) was 65.2%, when it was required to be equal or less than 62%

•                  Short term Debt/EBITDA was 266.1%, when it was required to be equal or less than 200%

•                  Capex/EBITDA was 120.2%, when it was required to be equal or less than 96%

The company had obtained the waiver from Banco ItaúBBA on December 18, 2012, considering preliminary figures and some actual figures ended up being not compatible with the obtained waiver. As another waiver was not obtained prior to December 31, 2012, not only the loan, but others with cross-default conditions had to be recognized as a current liability as contracts whose terms have not been met are recognized in current liabilities. The amount transferred to current liabilities as a result of non-compliance with the covenant was R$ 1,206 million, including the loans with cross-default clauses. The waiver is expected to be obtained in May/2013.

See “Item 13. Defaults, Dividend Arrearages and Delinquencies”

Given the current portion of our financings in the amount of R$5,913 million due in 2013 (not considering the effect of the above mentioned transfer of R$ 1,206), we need funds in the short term to pay and refinance these obligations.

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

Recent changes in the regulation of the energy sector, especially those introduced to the generation and transmission business by Law No. 12,783, and Cemig Distribution’s tariff review (held in April 2013) have required more precise budget planning. As of the date of this report, our Capital Expenditure and Investment Plan for 2013 had not yet been approved by us. In 2012, we funded our capital expenditures and investments in acquisitions and met our liquidity requirements through a combination of cash flow from operations and financings. We expect that we will fund our proposed capital expenditures and acquisitions and meet our other liquidity requirements in 2013 through a combination of cash flow from operations and financings. Because we rely primarily on cash generated from operations to fund our liquidity and capital requirements, factors that cause our revenues and net income to increase or decrease could have a corresponding effect on our access to sources of liquidity.

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

In 2012, we spent R$47 million on research and development and transferred R$41 million to the Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT, a federal research and development fund, and R$21 million to Empresa de Pesquisa Energética, or EPE (the federal power planning company). In 2011, we spent R$37 million on research and development and transferred R$32 million to the Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT, a federal research and development fund, and R$16 million to Empresa de Pesquisa Energética, or EPE (the federal power planning company). In 2010, we spent R$39 million on R&D. Additionally, R$34 million was transferred to FNDCT and R$17 million to EPE. We conduct these efforts in accordance with Federal Law No. 9,991/2000, as amended, which requires Brazilian power utilities to spend at least 1% of their net revenue on research and development projects and energy efficiency programs (including transfers to FNDCT and EPE), as well as in accordance with our strategic corporate plans.

In accordance with Aneel instructions, we have recorded as liability in 2012 for future expenditures on research and development programs and energy efficiency programs in the amount of R$174 million relating to amounts that had already been included in the billing we charge our consumers.

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

We do not anticipate any significant change in revenues with respect to the transmission and distribution businesses since the regulation in place meets the plans of the Federal Government administration and was recently modified by Law No. 12,783.

With respect to expansion, we believe that the extension of electricity services to all potential consumers represents a significant trend in our industry. Utilities are currently required to provide service to all potential consumers according to a schedule established by Aneel. Pursuant to Federal Law No. 10,438 of April 26, 2002, as amended, and the relevant Aneel resolution, financing for this extension of electricity services has come from the funds of the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, and the Global Reversion Fund (Reserva Global de Reversão), or RGR.

As to the question of reliability of supply of electricity, the structural capacity of the system is adequate to meet the market’s needs for consumption of electricity, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market.  Rates of growth of electricity consumption in recent years have been 7.9% (2009–2010), 3.28% (2010–2011) and 4.19% (2011–2012). The Brazilian government has been successful with the “new supply” auctions starting in 2005 – which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150.4 MW) and the Jirau hydroelectric plant (3,750 MW) hydroelectric plants, on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distribution companies for purchase of electricity.

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

Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2012, about our contractual obligations and commitments in thousands of reais.

	2013	2014	2015	2016	2017	2018 and beyond	Total

Long-term debt (1)	5,912,346	2,415,726	1,703,318	1,154,719	1,655,603	3,328,598	16,170,310

Purchase of electricity from Itaipu (2)	970,559	987,811	984,382	947,985	962,996	32,526,764	37,380,497

Transportation of electric power from Itaipu (2)	27,248	24,561	25,927	25,988	28,785	1,464,731	1,597,240

Electricity power purchase (3)	2,248,795	2,102,150	2,210,399	2,325,517	2,422,252	63,180,091	74,489,204

“Quotas” PM 579 (4)	334,163	214,985	785,129	736,021	684,104	36,185,497	38,939,899

Other electricity power purchase (5)	1,931,805	1,976,670	1,666,778	1,572,917	2,030,629	41,265,737	50,444,536

Pension plan debt—Forluz	51,227	54,301	57,559	61,012	64,673	526,098	814,870

Total	11,476,143	7,776,204	7,433,492	6,824,159	7,849,042	178,477,516	219,836,556

______________

(1)                                   In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable. See Item 13. “Defaults, Dividend Arrears and Delinquencies.” These amounts do not include interest payments on debt or payments under interest rate swap agreements. The Company expects to pay approximately R$610 million in interest payments on debt in 2013. The Company does not believe projections of interest payments and payments under interest rate swap agreements would be meaningful. Through March, 2013, the Company has already made R$3,446 million of debt payments.

(2)                                   Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until May 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2012.

(3)                                   Includes spot market purchases through auctions.

(4)                                   Compensation to be received by the company by antecipation of the expiration of transmission concession agreements in accordance with MP 579 (Federal Law No.12,783).

(5)                                   Includes spot market purchases through bilateral agreements

Item 6.                     Directors, Senior Managers and Employees

Directors and Senior Management

CEMIG is managed by our Board of Directors, which has 14 members, each with his or her respective substitute member, and by our Executive Board, which consists of 11 Chief Officers. Since it is the majority shareholder, the Minas Gerais State Government has the right to elect the majority of the members of our Board of Directors . Every holder of CEMIG common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of our common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of our Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

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

CEMIG and its wholly-owned subsidiaries Cemig Generation and Transmission and Cemig Distribution all have the same Board of Directors, Fiscal Council and Executive Board, except that, in its wholly-owned subsidiaries’ Executive Board, only Cemig Distribution has a Chief Distribution Sales Officer, and only Cemig Generation and Transmission has a Chief Generation and Transmission Officer.

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

According to our by-laws, the members of our Board of Directors are elected for an unified period of two years, and may be re-elected. Our Board of Directors is made up of 14 permanent members, and their respective substitutes,, of whom eight are elected by the Minas Gerais State Government, five by AGC Energia S.A. (“AGC Energia”), and one by the holders of preferred shares. The period of office of the present members of our Board of Directors expires at the Ordinary General Shareholders Meeting to be held in April 2014. The names, positions and dates of original appointment of our present board members and their respective substitute members are as follows:

Name	Position	Date of original appointment
Dorothea Fonseca Furquim Werneck	Chairman	January 20, 2011
Paulo Sérgio Machado Ribeiro	Substitute Member	April 25, 2008
Djalma Bastos de Morais	Vice-Chairman	January 14, 1999
Lauro Sérgio Vasconcelos David	Substitute Member	April 28, 2006
Arcângelo Eustáquio Torres Queiroz	Board Member	December 10, 2009
Franklin Moreira Gonçalves	Substitute Member	February 27, 2003
Wando Pereira Borges	Board Member	December 18, 2012
Marco Antonio Rodrigues da Cunha	Substitute Member	February 27, 2003
Joaquim Francisco de Castro Neto	Board Member	December 21, 2011
Adriano Magalhães Chaves	Substitute Member	December 10, 2009
Francelino Pereira dos Santos	Board Member	February 27, 2003
Leonardo Maurício Colombini Lima	Substitute Member	May 12, 2011
Fuad Jorge Noman Filho	Board Member	August 29, 2012
Luiz Augusto de Barros	Substitute Member	August 29, 2012
João Camilo Penna	Board Member	April 25, 2008
Guilherme Horta Gonçalves Junior	Substitute Member	February 27, 2003
Eduardo Borges de Andrade (1)	Board Member	August 4, 2010
Tarcísio Augusto Carneiro (1)	Substitute Member	August 4, 2010
Otávio Marques de Azevedo (1)	Board Member	August 4, 2010
Bruno Magalhães Menicucci (1)	Substitute Member	December 21, 2011
Paulo Roberto Reckziegel Guedes (1)	Board Member	August 4, 2010
Marina Rosenthal Rocha (1)	Substitute Member	December 18, 2012
Ricardo Coutinho de Sena (1)	Board Member	August 4, 2010
Newton Brandão Ferraz Ramos (1)	Substitute Member	August 4, 2010
Saulo Alves Pereira Junior (1)	Board Member	August 4, 2010
José Augusto Gomes Campos (1)	Substitute Member	December 21, 2011
Guy Maria Villela Paschoal (2)	Board Member	April 25, 2008
Christiano Miguel Moysés (2)	Substitute Member	April 27, 2012

(1)                                 Elected by AGC Energia.

(2)                                 Elected by the preferred shareholders.

Below is some brief biographical information about each member of the Board of Directors:

Arcângelo Eustáquio Torres Queiroz - Mr. Queiroz graduated with a degree in History from the University Center of Belo Horizonte – UNIBH. Since 1988 he has worked for the Cemig Group, first at CEMIG, and then, at Cemig Distribution, where he currently occupies the position of Technical Administrator. From 2006 to 2010, he was a regular member of the Committee of Prosaúde Forluminas Social Security – Forluz, pension fund of some of the Cemig Group’s companies. Currently, he is Director of the Intermunicipal Union of Industrial Energy Workers of Minas Gerais and Fuel Gas Industry Workers of the State of Minas Gerais – SINDIELETRO/MG. Mr. Queiroz is a member of our Career and Compensation Committee and, since 2009, has been an effective member of our Board of Directors and also the Board of Directors of Cemig Distribution and Cemig Generation and Transmission.

Djalma Bastos de Morais - Mr. Morais holds a bachelor’s degree in engineering from the Military Institute of Engineering and has completed post-graduate studies in telephony and computers at the same institute. From 1995 to 1998, Mr. Morais was the Vice-President of Petrobras Distribuidora S.A. and, from 1993 to 1994, he served as Brazilian Minister of Communications. He has also held various other positions, such as Chief Executive Officer of Telecomunicações de Minas Gerais S.A. — Telemig; manager of Telecomunicações Brasileiras S.A.—Telebrás; Chief Operating Officer of Telecomunicações de Mato Grosso — Telemat; Chief Operating Officer of Telecomunicações do Amazonas—Telemazon; and manager of Telefônica Municipal S.A. — Telemusa. Mr. Morais is an executive officer and a member of the Board of Directors of several companies of the Cemig Group and, since 1999, he has been our Chief Executive Officer and Vice President of our Board of Directors. Since 2004 he has been the Chief Executive Officer and Vice-Chairman of Cemig Distribution and Cemig Generation and Transmission. Since 2006, he has been a member of Light S.A and Light Serviços de Eletricidade S.A.’s Board of Director and, since 2009, President of Transmissora Aliança de Energia Elétrica S.A. – TAESA’s Board of Directors.

Dorothea Fonseca Furquim Werneck - Ms. Werneck holds a bachelor degree in Economics and completed the Master’s Degree from the Postgraduate School of the Getúlio Vargas Foundation in Rio de Janeiro, and a Doctorate Course from the Boston College. She was Brazil’s Minister of Industry, Trade and Tourism from 1995 to 1996, and Employment Minister from 1989 to 1990. She was a Senior Manager of the Export Promotion Agency – Apex from 1990 to 1992, Executive Secretary of the Finance Ministry in 1992, National Economy Secretary from 1991 to 1992, Economic and Social Planning Secretary from 1988 to 1989, Employment and Salaries Secretary from 1985 to 1988; and a member of the technical staff of IPEA from 1975 to 2003. Among other positions, she has also been Director of the National Quality Awards Foundation (from 1993 to 1994 and from 1998 to 1999); and a member of the Councils of Funcex and AEB, from 1999 to 2005. Since 2011 she has been secretary of Development for the State of Minas Gerais and Chairwoman of our Board of Directors and also of Cemig Distribution and Cemig Generation and Transmission.

Eduardo Borges de Andrade - Mr. Andrade has a degree in civil engineering from Minas Gerais Federal University, and completed postgraduate studies in financial administration at the Getúlio Vargas Foundation in São Paulo. He began his career at Construtora Andrade Gutierrez S.A. in 1961, where he occupied several positions such as Buildings Chief Officer and Operations Chief Officer and, from 1978 to 2001, as Chief Executive Officer. Currently, Mr. Andrade is a regular member of the Board of Directors of Andrade Gutierrez S.A. and Companhia de Concessões Rodoviárias S.A. – CCR, and Chief Officer of AGC Participações Ltda. He is also a member of the Board of Trustees of the Dom Cabral Foundation. Since 2010, Mr. Andrade is a regular member of our Board of Directors, and that of Cemig Distribution’s and Cemig Generation and Transmission’s Boards of Directors.

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

Fuad Jorge Noman Filho - Mr. Noman Filho has a degree in economics by the Unified Teaching Center of Brasilia (CEUB) and has completed a postgraduate degree in Economic Programming and Budget Execution by the University of Brasília (UnB). He was executive secretary and deputy secretary of Assets and Risks of the National Treasury Secretariat, in the Ministry of Finance; Executive Secretary of the Presidency of the Republic of Consultant International Monetary Fund (IMF). He was also Secretary for Finance of Minas Gerais - (2003 - 2007) and Secretary for Transport and Public Works of Minas Gerais (2007 - 2010). Between 2007 and 2011, he was a member of the Board of Directors of Minas Gerais State Development Bank (Banco de Desenvolvimento do Estado de Minas Gerais S.A. - BDMG). Since 2008, he is a member of the Board of Directors of Marcopolo S.A., a publicly-held company which main activity is the bus manufacture and development and implementation of solutions for public transportation. Between March 2011 and August 2012, he was the CEO and member of the Board of Directors of Gasmig, and our Gas Officer. Since August 2012 Mr. Noman Filho has been Minas Gerais State Secretary for Coordination of Investments and also Minas Gerais State Secretary for Soccer World Cup Affairs.

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

Joaquim Francisco de Castro Neto - Mr. Castro Neto earned his degree in Business from the Getulio Vargas Foundation and completed a specialization course in Selling Business, Marketing and New Product Development from the IMEDE in Lausanne, Switzerland. Since 2008, Mr. Castro Neto is member of the Board of Directors of ABodyTech and of Magazine Luiza, having been its Chairman from the last one, from 2008 to 2010 he was the Redecard Chief Executive Officer. He was CEO of Unibanco – União de Bancos Brasileiros S.A from 1974 to 2004. Since 2011, he is a member of the Board of Directors of Jereissati Participações S.A. , and he’s a regular member of our Board of Directors  and also of Cemig Distribution and Cemig Generation and Transmission.

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

Saulo Alves Pereira Junior - Mr. Pereira Junior has a degree in Electrical Engineering from  Pontifical Catholic University of Minas Gerais (PUC-MG), post-graduate degree in Works and Services Budget Planning from Instituto de Educação Continuada of PUC–MG and Business Administration from the Federal University of Bahia. He also concluded a Corporate MBA from Dom Cabral Foundation. Mr. Pereira began his career in 1993 as an intern in our Operations Center. In 1995 he joined Construtel Projetos e Construções Ltda, as an engineer in planning and budget coordination, and in 1998 he became General Manager of that company’s Business Unit in Bahia. In 2000, he joined Andrade Gutierrez Group, and since 2004 he is Commercial Officer of Construtora Andrade Gutierrez S.A. Since 2007 he has been working in Andrade Gutierrez Concessões S.A., actively participating in the group’s consolidation in the electricity sector. Since 2010, Mr. Pereira Junior is a member of our Board of Directors, and also of Cemig Distribution and of Cemig Generation and Transmission.

Wando Pereira Borges - Mr. Borges has a degree in economics and business administration from the Federal University of Minas Gerais (UFMG), and completed postgraduate studies at the Getúlio Vargas Foundation in Rio de Janeiro, and at Yale University, in the United States. From 1962 to 1966 he was Chief Economist of the Projects Department of the Minas Gerais Development Bank (BDMG). From 1967 to 1969 he was a special advisor to the Director-General of DNER, the Brazilian National Highways Department and from 1969 to 1970 he was a Consultant to the World Bank in Chile and in Washington D.C.. From 1970 through 1976 he was a director of TRNSCON++, a Brazilian transport consultancy. From 1977 to 1979 he was CEO of Digibrás. In 1979–1982 he was General Secretary of the Brazilian Transport Ministry. From 1982 to 1984 he was CEO of GEIPOT – Empresa Brasileira de Planejamento de Transportes. From 1984 to 1992 he was consultant to Cia. do Jari, Caemi and subsidiaries. From 1993 to 1995 he was Transport Consultant and Director of ABCE, the Brazilian Engineering Consultants’ Association. In 1995 and 1996 he was an advisor to the Mining and Energy Committee of the Chamber of Deputies in the Brazilian lower house of Congress. From 1997 to 1999 he was Planning, Industry and Trade Secretary for the city of Patos de Minas. From 2000 to 2001 he was a consultant to the Brazilian National Transport Federation (CNT). Since 2002 he has worked as a consultant for transport projects and for holders of highway concessions. From 2008 to 2010 he was a member of the Board of Directors of Bozel Mineração S.A., from 2008 to 2009 he was CEO of Eleja – Elétrica Jacuí S.A., from 2008 to 2009 he was Administrator of Powerbras Energia Holding Ltda. Since December 18, 2012 he has been a member of the Boards of Directors of Cemig, Cemig Distribution and Cemig Generation and Transmission.

Board of Executive Officers

Our Executive Board, made up of eleven Executive Officers is responsible for putting into effect the decisions of our Board of Directors and for day-to-day management. The members of the Executive Board, the Chief Officers, have individual responsibilities established in our by-laws and hold their positions for a period of office of three years. The period of office of the present Chief Officers expires at the first Meeting of the Board of Directors following the Ordinary General Shareholders Meeting to be held in April 2015. The Chief Officers are elected by our Board of Directors. Usually, ordinary meetings are held at least twice per month, with extraordinary meetings held whenever called by the Chief Executive Officer, or CEO, or by two Chief Officers other than the CEO.

The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribution and Cemig Generation and Transmission.

The Executive Board is responsible for the current management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget.

Some decisions, as outlined in section 4, clause 21, of our by-laws require approval of our Executive Board.

In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, the Deputy Chief Executive Officer shall exercise the duties of the Chief Executive Officer, for whatever period the absence or leave may last, and, in the event of vacancy or impediment or resignation, until the post is filled by the Board of Directors. In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors. The Chief Executive Officer or a member of the Executive Board elected in the way described above shall hold the position for the period of time remaining in the substituted officer’s term.

The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of original appointment

Djalma Bastos de Morais	Chief Executive Officer (CEO)	January 14, 1999
Arlindo Porto Neto	Deputy CEO	January 20, 2009
Ricardo José Charbel	Chief Energy Distribution and Commercialization Officer	November 23, 2012
Luiz Henrique de Castro Carvalho	Chief Generation and Transmission Officer	August 18, 2008
Fernando Henrique Schüffner Neto	Chief Officer for Business Development	January 9, 2007
Luiz Fernando Rolla	Chief Officer for Finance and Investor Relations	January 9, 2007
Frederico Pacheco de Medeiros	Chief Corporate Management Officer	January 20, 2011
José Raimundo Dias Fonseca	Chief Trading Officer	January 20, 2011
José Carlos de Mattos	Chief Officer for the Gas Division	January 9, 2007
Maria Celeste Morais Guimarães	Chief Counsel	January 3, 2011
Luiz Henrique Michalick	Chief Institutional Relations and Communication Officer	January 20, 2011

Below is brief biographical information about each member of the Executive Board.

Arlindo Porto Neto - Mr. Porto Neto has a degree in business administration and accounting from the Federal University of Uberlândia. He served as Senator for the State of Minas Gerais from 1995 to 2003, and was Brazil’s Minister of Agriculture and Supply from 1996 to 1998. From 1991 to 1994 he was Deputy Governor of the State of Minas Gerais. From 1983 to 1988 he was Mayor of Patos de Minas. Since 2004 he is Vice-President of the Minas Gerais Development Company (Companhia de Desenvolvimento de Minas Gerais – Codemig). Since 2009, he serves as Deputy CEO of CEMIG and of Cemig Distribution and Cemig Generation and Transmission.

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

Frederico Pacheco de Medeiros – Mr. Medeiros has a law degree from the Federal University of Minas Gerais. He acted as Legal Advisor to the Minas Gerais State Court of Appeal from 1989 to 1998, and was Parliamentary Secretary of the House of Representatives of the Brazilian Congress from 1993 to 2002. He was Deputy Secretary of State of Minas Gerais from 2003 to 2008, and General Secretary to the Governor of Minas Gerais in 2008–2010. Since 2011 he is the Chief Corporate Management Officer of CEMIG, of Cemig Distribution and of Cemig Generation and Transmission.

José Carlos de Mattos -. Mr. Mattos was born in 1946, and received a degree in Bussiness Administration  and was a licensed Portuguese teacher . Mr. Mattos was a regional Superintendent for Minas Gerais, São Paulo and Rio de Janeiro from 1983 to 1992 and Financial Director from 1992 to 1994 of Caixa Econômica Federal – CEF (Federal Savings Bank). During that same period, from1992 to 1994, he was Chief Officer of Banco Interamericano de Poupança e Empréstimo – BIAPE (Inter-American Savings and Loan Bank). From 1995 to 1996 he was Deputy CEO of Banco do Estado de Minas Gerais – BEMGE (State Bank of Minas Gerais). From 2003 to 2005, he was the Financial Director of Companhia de Desenvolvimento de Minas Gerais – CODEMIG (Minas Gerais Development Company). From 2005 to 2006, he was the CEO of Fundação de Seguridade Social de Minas Gerais – PREVIMINAS (Minas Gerais Social Security Foundation). From 2007 to 2009, he was CEO and Administrative Counselor of Gasmig. At Cemig, Cemig Distribution and Cemig Generation and Transmission, he was Director of Planning, Design and Construction from January to April 2007, Director of New Business Development from April 2007 to December 2010, Director of Gas from February to September 2009 and Director of Distribution and Commercialization from December 2010 to November 2012. Since November 23, 2012, he has been Director of Gas of Cemig, Cemig Distribution and Cemig Generation and Transmission, and the CEO of Gasmig.

José Raimundo Dias Fonseca - Mr. Fonseca has a degree in electrical engineering from the Federal University of Juiz de Fora. He has completed the specialization course in Maintenance Engineering at the Federal Engineering School of Itajubá (Fupai/Efei); the postgraduate course in Strategic Business Management of the Getúlio Vargas Foundation; and the specialization course in Management of Electric Power Utilities at the University of Stockholm (Sweden). He is a member of the Council of CCEE – the Brazilian National Electricity Trading Chamber; and Vice-president of Abraceel, the Brazilian Association of Electricity Traders. Mr. Fonseca joined us in 1982, holding varied posts from engineer to Control and Settlement Officer for Electricity Trading Transactions. From 2007 to 2011 he was General Manager for Wholesale Electricity Transactions. Since 2011, he is our Chief Trading Officer and also of Cemig Distribution and Cemig Generation and Transmission.

Luiz Fernando Rolla - Mr. Rolla holds a degree in Electrical Engineering from Minas Gerais Federal University and has completed specialization in engineering economics and data processing. He joined us in 1974 in the coordination of the electrical system planning and, later, in the coordination of projects funding by World Bank, Inter-American Development Bank, Kreditanstalt für Wiederaufbau banking group and Eletrobras.  He also participated in the process of raising funds in international markets with emphasis on the placement of Eurobonds and blocktrade stock. In 1987 he became our Investor Relations Manager being responsible for the formulation and implementation of our investor relations strategy including the structuring of the Level I and II ADR programs, implementation of Corporate Governance Level 1 in BM&FBovespa, and listing in Latibex, Madri Stock Excchange. Since 2009 he is the Chairman of the Brazilian Institute of Investors Relation (Instituto Brasileiro de Relações com Investidores – IBRI). Mr. Rolla is an executive officer and director of several companies of our group and, since 2007, he is our Finance and Investors Relations Officer and also of Cemig Distribution and Cemig Generation and Transmission. He is a member of the Board of Directors of Light SA and Light SESA.

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

Maria Celeste Morais Guimarães - Mrs. Guimarães has a degree in accounting and business administration from the Pontifical Catholic University of Minas Gerais and a law degree from the Law Faculty of the Universidade Federal de Minas Gerais, having completed a specialization in commercial law and a master’s and doctorate from the same university.  She was Auditor-General of the State of Minas Gerais from 2003 to 2010 and Chairwoman of Magistrates Council of Executive State Entities (Conselho de Corregedores dos Órgãos e Entidades do Poder Executivo Estadual – CONREGE) from 2004 to 2010. Between 2005 and 2010, she was a member of the College of Social Defense Organizations , and between 2007 and 2009  of the National Council of the Entities of Internal Control of the Brazilian states and Federal District (Conselho Nacional dos Órgãos de Controle Interno dos Estados Brasileiros e do Distrito Federal – CONACI). From 2007 to 2010, Mrs. Guimarães was a member of Board of General Coordination, Planning, Management and Finance of the Minas Gerais State and, from 2008 to 2010, of the Corporate Governance Committee of the Minas Gerais State. She also was a member of Energy Rights Commission and Corporate Lawer Commission of the Brazilian Bar Association (Ordem dos Advogados do Brasil – OAB-MG) and since 2011, she has been our Legal Officer, and also, the Legal Office of Cemig Distribution and Cemig Generation and Transmission.

Ricardo José Charbel - Mr. Charbel has degrees in electrical engineering from PUC University of Minas Gerais and in electricity distribution maintenance and operation engineering from Mackenzie University of São Paulo, with postgraduate studies in data processing from Minas Gerais Federal University (UFMG) and an Executive MBA from the Ibmec Business School of Minas Gerais. Mr. Charbel is a career Cemig executive, and has held several positions at Cemig, including General Manager for Distribution Expansion Planning, Studies and Projects, from 2010 to 2012, Manager, and Executive Coordination General Manager for the Light for All (Luz Para Todos) distribution expansion programfrom 2007 to 2010 and Customer Relationship Manager, and Division Manager from 1999 to 2007. He started his career with Cemig working as a systems analyst and engineer, from 1983 to 1990. Since November 2012, Mr. Charbel has been our Chief Energy Distribution and Commercialization Officer.

Compensation of Directors and Executive Officers

The global amount of the remuneration of the Executive Board and the Members of  Board of  Directors and  Fiscal Council, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

In the year ended December 31, 2012 the total compensation paid to our directors and officers and the directors and officers of Cemig Distribution and Cemig Generation and Transmission, including health insurance, paid leave, bonuses, post-employment and other benefits, amounted to approximately R$12 million.

The following chart shows the compensation paid to our Board Directors, Executive Officers, Fiscal Council and Support Committee members in 2012:

Compensation in the year ended December 31, 2012 (in Thousands of Reais)
	Board of Directors	Support Committee(1)	Executive Officers	Fiscal Council
Number of members (2)	13	6	11	10
Total compensation	1,186.5	563.1	9,984.5	459.8

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

(2)                                  The number of members corresponds to the average monthy number of members, divided by twelve (12). The Fiscal Council includes the substitutes members according with the decision of the 2011 Ordinary Genereal Meeting of Stockholders.

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

The current members of the Fiscal Council, and their substitute members, all of whose terms expire at the Ordinary General Meeting of Shareholders to be held in 2013, for the approval of the 2012 fiscal year financial statements are as follows:

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

Below is a brief biographical information about each member of our Fiscal Council:

Aristóteles Luiz Menezes Vasconcellos Drummond – Mr. Drummond is a professional who acts in the journalistic, public relations and business administration area. Since 1973, he has been a chief officer of Irad Assessoria e Consultoria Ltda., a company dedicated to assisting large companies with the management of their marketing budgets. Mr Drummond is a certified member of fiscal councils according to the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa - IBGC). Between 1987 and 1996, Mr. Drummond was a managment Chief Office of Light. He was the CEO of COGE - Comitê de Gestão Empresarial no Setor de Energia Elétrica (Business Managment Committee  of Eletricty Industry).between 1994 and 1996. Between  1996 and 2003, Mr. Drummond was a member of the Eletronorte’s Board of Directors. Since 2006, Mr. Drummond has been a member of the Fiscal Council of Light S.A. and a member of CEMAT’s Board of Directors. Since 1999, Mr. Drummond has been a member of our Fiscal Council and, since 2004, he has also been a member of Cemig Distribution’s and Cemig Generation and Transmission’s Fiscal Councils.

Helton da Silva Soares – Mr. Soares holds an accounting degree and a Law degree from the Pontifical Catholic University of Minas Gerais (PUC-MG) and completed his MBA in Finance from the IBMEC (Belo Horizonte). Mr. Soares joined the Andrade Gutierrez Group in 1998, and since 2008, he has worked as an executive at Construtora Andrade Gutierrez S.A. Since 2010, Mr. Soares has been a member of our Fiscal Council and also a member of Cemig Distribution’s and Cemig Generation and Transmission’s Fiscal Council. Luiz Guaritá Neto – Mr. Guaritá Neto holds a degree in Civil Engineering from Faculdades Integradas de Uberaba in 1978, having completed the basic courses of Business Administration, O&M and Marketing from Getúlio Vargas Foundation in Rio de Janeiro. He was the Major of Uberaba from 1993 to 1996. From 2003 to 2010, Mr. Guaritá Neto served as the first substitute to Senator Eduardo Brandão de Azeredo. Mr. Guaritá Neto is a shareholder and chief officer of several companies. Since 2003 Mr. Guaritá Neto has been a member of our Fiscal Council and, since 2004, he has also been a member of Cemig Distribution’s and Cemig Generation and Transmission’s Fiscal Council.

Thales de Souza Ramos Filho – Mr. Ramos Filho holds a degree in Medicine from the Federal University of Juiz de Fora (UFMG) and a Business Administration degree from Machado Sobrinho College, of Juiz de Fora. He is a chief officer of Hospital Dr. João Felício, a hospital located in the city of Juiz de Fora, in the state of Minas Gerais. He is also a shareholder and chief officer of

Zenite Empreendimentos Imobiliários. Mr. Ramos Filho was a member of Furnas’ Board of Directors between 1990 and 1996 Since 2003, Mr. Ramos Filho has been a member of our Fiscal Council and, since 2004, he is also a member of Cemig Distribution’s and Cemig Generation and Transmission’s Fiscal Council.

Vicente de Paulo Barros Pegoraro – Mr. Pegoraro holds a Business Administration degree and Accountting degree from Brasília University (UnB) and a Law degree from the Federal University of Paraná. Mr. Pegoraro was a member of the Fiscal Council of Banco do Brasil S.A. from 2001 to 2003 and a member of the Fiscal Council and an Audit Committee member of Telecom Italia Mobile (Tim Participações S.A.) - TIM. Since 2009, Mr. Pegoraro has been a member of our Fiscal Council and of the Fiscal Council of Cemig Distribution and Cemig Generation and Transmission.

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

Employees

As of December 31, 2012 we had 8,368 employees at CEMIG, Cemig Distribution and Cemig Generation and Transmission, of which 230 were at management level, and we had an average of 488 temporary employees in 2012. As of December 31, 2011, we had 8,706  employees at CEMIG, Cemig Distribution and Cemig Generation and Transmission, of which 238 were at management level, and we had an average of 350 temporary employees in 2011. As of December 31, 2010, we had 8,859 employees, of which 239 were at management level, and we had an average of 452 temporary employees in 2010. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at
	December 31, 2012	December 31, 2011	December 31, 2010
Managers	230	238	239
Professional staff	1,215	1,249	1,281
Operational technical staff and office employees	6,923	7,219	7,339
Total	8,368(1)	8,706(1)	8,859(1)

(1)                                 These numbers reflect only those employees of Cemig Generation and Transmission, Cemig Distribution and CEMIG.

In 2012, 4 employees were hired and 341 employees left our Company.

Unions

Annual meetings are held for collective negotiation with the unions that represent the employees. The Collective Work Agreement that results from this includes salary adjustments, benefits, and rights and duties governing employment relationships, and comes into effect for the subsequent period of 12 months, starting on November 1 of each year.

In 2012, due to the changes in the regulations of the electricity sector, with the potential to cause significant changes in Cemig’s results, the negotiations between us and the unions for the 2012/2013 Collective Work Agreement were frustrated, preventing an agreement from being reached between the parties as of the date of this form 20-F. At present the Regional Employment Appeals Court (“TRT”) of Minas Gerais is mediating the negotiation of the agreement. As a gesture of good faith the Cemig increased salaries on the base-date (November 2012), in accordance with the index that it had proposed, prior to any decision from TRT. We increased salaries with the intention of reducing the effects of a possible lengthy negotiation, which might  have been detrimental to our employees. In the event of a change in the salary adjustment index after completion of the negotiation process, the difference in wages will be paid retroactively.

In December 2011, after negotiations with the unions, the Collective Work Agreement was signed with 13 union entities, comprising a salary adjustment of 8.2%, benefits, rights and duties, valid for the period between November 1, 2011 to October 31, 2012. In addition, another collective agreement governing specifically profit sharing (“PLR”) was also signed for the payment of sharing in profit and results, valid for two years, obeying the targets agreed between us and our employees, as detailed below.

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

In December 2010, two collective agreements with the same general terms were entered into with 17 unions, which established wage increases ranging between 6.50% and 7.55%, according to the salary level of each employee. In addition to these agreements, an amendment regarding the distribution of profits and economic results was agreed to with respect to the specific PLR, for a single one-time extraordinary distribution, paid in April 2011, equivalent to 2.64 times each employee’s monthly remuneration.

Remuneration

The Careers and Remuneration Plan (PCR) was put in place in 2004, aiming to provide us with instruments of remuneration deemed necessary for maintaining an equitable and competitive payment structure and establishing criteria for promotions. An internal committee, with representatives of both our Company and the unions, was created for the implementation of such plan.The criteria for concession of career advancement include the employee’s performance, among other factors. In the 2011-2012 cycle of Performance Management, 2,387 employees, or 28% of all the employees evaluated, benefited from individual salary alterations.

Remuneration surveys are carried out annually to adapt the salaries of the employees to the market context. The results of the most recent survey, held in May 2012, indicated that approximately 93% of the employees are remunerated above the market average.

This table shows the average of Base Salary and of Remuneration, per month, by functional category:

	Average Base Salary as of December 31, 2012	Average Remuneration as of December 31, 2012
Managers	R$13,863.31	R$22,622.11
Professional staff	R$7,254.69	R$10,100.33
Operational technical staff and office employees	R$3,293.08	R$5,328.04

Program for Sharing in Profit, Results, and Productivity:  In 1995, CEMIG established a profit sharing program for the employees in accordance with the applicable Brazilian employment legislation. Under the program, in a single business year CEMIG may not contribute more than 25% of the total of the proposed dividends for the business year to the profit sharing program.

With respect to the results for 2012, the amount to be received by our employees as profit sharing can vary between 70% and 120% of the remuneration multiple attributed to their work category, depending on the extent the targets established by us are being met. No profit sharing payment will, however, be made to any employee who does not reach the minimum level of 70% of the established targets.

In 2012 we anticipated the payment of part of the profit shares to employees for 2012 of approximately R$138.5 million, with the remaining portion scheduled to be paid by April, 2013. In 2011 the payment of profit shares to the employees, including the obligatory charges and payments based on payroll, totaled approximately R$221 million, with 70%, or R$155 million, being paid in December 2011 and the remaining 30%, or R$66 million, scheduled to be paid in April 2012. In 2010, the payment of employees’ profit shares, including the obligatory charges and payments based on payroll, totaled R$325 million, and the payment was made in December 2010 and in March 2011.

Benefits

As of January 1, 2003, we implemented changes to our existing employee health care plans. The changes are a result of an agreement we entered into with our employees’ labor unions, most of which are represented by Sindieletro. The changes modified the contributions that we, our employees and our retirees are responsible for and the types of benefits covered by each plan. In 2012, a total of R$208 million was paid in benefits to employees, consisting of R$72 million in pension plan contributions and R$136 million in assistance benefits.

Voluntary Retirement Program

We operated the PPD Voluntary Retirement Program (Programa Prêmio de Desligamento), from 2008 through to October 2011. That program was replaced by the first Incentive Retirement Program (Programa de Desligamento Premiado), or PDP, which we operated from October 2011 to January 2013. The financial incentives of the PDP program were (i) payment of up to four times the employee’s gross monthly remuneration (ii) payment of six months of contributions to our health benefit plan after leaving the Company, (iii) deposit of an extra payment of 40% of the balance of the employee’s accumulated funds under the Unemployment Guarantee Fund (Fundo de Garantia por Tempo de Serviço), or FGTS, system (which would be obligatory if termination were to be made by the employer), and (iv) payment of up to 24 months of contributions to our pension fund and the Brazilian National Social Security Institute (Instituto Nacional de Seguridade Social), or INSS after termination of the contract, in accordance with certain criteria established in the PDP program. In 2013, 122 employees accepted the terms of our PDP program compared to 283 employees in 2012 and 51 employees in 2011 (49 of which accepted the terms of our PPD Voluntary Retirement Program).

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

In January 2013, we introduced a new retirement incentive program (Programa Incentivado de Desligamento), or PID, to which our employees may subscribe to by March 27, 2013. On March 27, 2013, a total of 1,071 employees (the application of 346 of which are still under analysis) had subscribed to the plan. This plan was launched in response to the regulatory changes in the energy sector, and is targeted at employees who fully qualifys for retirement in or would fully qualify for retirement during 2013.

In order to be eligible for our PID program, employees must have over 20 years (i) of employment at Cemig and (ii) of contributions to Forluz.  Employees must already be retired per the INSS or prove that they will be retired and be able to claim their benefits under Forluz by December 31, 2013. Employees that subscribe to the PID will receive (i) four times their monthly salaries (exempt from income tax) and (i) a deposit of the obligatory “penalty” (applicable to dismissals without cause) of 40% on the balance of the employee’s accumulated funds under the FGTS, system. Employees must agree that they have no other rights to retirement benefits based on their employment with us. Additionally, Cemig guaranteed full payment of the costs of the group life insurance plan and of the health plan for six months commencing on the date the employee leaves the Company.

Health and Safety

In 2012, our index of frequency of accidents causing absence from work (Taxa de Frequência de Acidentes) was reduced by 30.15% from 2011, our best result in the last 10 years. This decrease was the result of a slight reduction in accidents to our own employees and a significant reduction in accidents to third party contractors.

The accidents causing absence from work mostly related to traffic accidents, failures in planning and incomplete preliminary risk analyses.

Share Ownership

Each of our directors and executive officers beneficially owns less than 0.001% of our preferred shares and less than 0.003% of our common shares.

Item 7.                     Major Shareholders and Related Party Transactions

Principal Shareholders

As of December 31, 2012, the State Government owned, directly or indirectly, 190,041,861 common shares, or 50.97% of our outstanding voting stock, and 8,821,839 preferred shares, or approximately 1.84% of those outstanding. As of the same date, AGC Energia, our second largest shareholder, owned 122,901,990 common shares, or approximately 32.96% of those outstanding. AGC Energia is a subsidiary of Andrade Gutierrez Concessões S.A. (“AGC”), an AG Group affiliated. AG Group is one of the largest private groups in Latin America, with a presence in the engineering, construction, telecommunications, energy and public grants sectors. Our principal shareholders do not have different voting rights with respect to the shares they own.

The following table sets forth certain information regarding the ownership of our outstanding common shares and preferred shares at December 31, 2012.

Shareholder	Common Shares	% of Class	Preferred Shares	% of Class
State Government (1)	190,041,861	50.97%	8,821,839	1.84%
AGC Energia S.A.	122,901,990	32.96%	---	---
All directors and executive officers as a group	2,909	---	1,822	---
Other	59,890,325	16.06%	470,993,832	98.09%
Total of outstanding shares	372,837,085	100%	479,817,493	99.92%
Treasury shares		---	363,650	0.08%
Total of authorized and issued shares	372,837,085	100%	480,181,143	100%

_______________________

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

As of December 31, 2012, we had 37 common shareholders of record in the United States, holding a total of 4,208,837 common shares. We also had 297 preferred shareholders of record in the United States, holding a total of 208,914,524 preferred shares. These numbers do not include the 183,612,259 preferred shares and 878,614 common shares converted into ADRs.

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

On August 1, 2011, AGC Energia and the State of Minas Gerais entered into a shareholders’ agreement (acknowledged by CEMIG and with BNDESPar as a third-party beneficiary), pursuant to which AGC Energia has the right, among others, to nominate our Chief Officer of Business Development, subject to approval by the State of Minas Gerais. For more information, see Note 23 to our consolidated financial statements.

On January 20, 2012, Lazard Asset Management LLC notified us that it holds 28,266,233 shares, or 4.14% of our outstanding shares.

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

•                  Our agreement with Construtora Andrade Gutierrez S.A for construction of the Santo Antônio Hydroelectric Plant, and, for its transmission facilities.

•                  Our agreement with Iluminas Consortium, of which Andrade Gutierrez is a member, to implement one lot of the Light for Everyone (Luz Para Todos) rural electrification program.

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

Legal Proceedings

We are a party to certain administrative and court proceedings involving tax, regulatory, consumer, administrative, environmental and other liabilities relating to our business. In accordance with IFRS, we record and disclose the aggregate amounts of the proceedings that we have determined a loss to “probable”, and disclose the aggregate amounts of the proceedings that we have determined a loss to be “possible”; – in both cases, to the extent these amounts can be reasonably estimated. For more information regarding such contingencies, see Notes to our consolidated financial statements.

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

Aneel filed an administrative action against us, contesting a credit relating to those positive balances and on October 31, 2002, issued a final administrative decision. On January 9, 2004, the Office of the National Treasury issued a collection notice in the amount of R$516.2 million, to be settled by us on or before January 30, 2004. We filed a writ for an order of mandamus to challange the legality of the collection and to suspend inclusion of the credit in the register of debtors delinquent on credits to the federal government (Cadin). The mandamus was denied by the lower court, however an appeal was made to the Federal Court of the First Region, which granted us a temporary injunction suspending the inclusion of the credit in the Cadin. On December 11, 2012, the writ of mandamus and the appeal were dismissed with the approval of the agreement entered into on October 17, 2012, by and among the National Treasury and Cemig, to settle the collection in the amount of approximately R$403 million. For more information regarding such agreement, see Note 22 to our consolidated financial statements.

Cemig and Cemig Distribution are parties in several lawsuits seeking to nullify the clause in the Electricity Supply Contracts for public illumination, signed between us and the various municipalities in our concession area. The claim also seeks restitution of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The proceeding is based on an alleged mistake in estimating time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). On December 31, 2012, the amount involved in this action was, approximately, R$1.16 billion, and we have assessed the chances of loss as “possible”.

Cemig Generation and Transmission filed an application for an order of mandamus to be included as a defendant party in a lawsuit brought by AES Sul against Aneel, seeking the annulment of Aneel Dispatch 288/2002 which sets the guidelines for interpretation of Aneel Resolution 290/2000, and thus change the situation of AES Sul Distribuidora, from creditor to debtor of Mercado Atacadista de Energia (MAE), predecessor of CCEE. Our application to be joined as a defendant was based on the fact that if AES Sul were to be successful in this lawsuit and were found to be a creditor of CCEE, Cemig Generation and Transmission will have to pay the amount applied for by AES Sul. Cemig Generation and Transmission obtained an interim remedy to suspend the deposit that had been ordered in the process of financial settlement, for the historic amount, and was also admitted as a defendant party. As of December 31, 2012, the amount involved in this action was R$135.1 million, and we have assessed the chances of loss as “possible”.

Rate Increases

Cemig Distribution is a party, together with Aneel, in a civil public action brought by the Public Attorneys’ Office seeking to prevent the exclusion of consumers from being classified in the Low Income Residential Tariff’s subclass and also to require Cemig Distribution to pay double the amount overpaid by the low income consumers. The lower court found in favor of the Public Attorney’s Office, and Cemig Distribution and Aneel appealed to the Regional Federal Appeals Court (Tribunal Regional Federal). The decision of the appeals court on the proceeding has been pending since March 2008.  On December 31, 2012, the amount involved in this action was, approximately, R$132.6 million, and we have assessed the chance of loss as “possible”.

Cemig Distribution is a defendant in a public civil action brought by the Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente – Amprocom), which is challenging the tariff readjustment applied after 2002 and its methodology and seeking the restitution, to all consumers who were damaged in the processes of periodic review and annual adjustment of electricity tariffs in the period from 2002 to 2009, of the amounts that were allegedly unduly charged. On December 31, 2012, the amount involved in this action was R$158.4 million, and we have assessed the chances of loss as “possible”.

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

In 2006, CEMIG, Cemig Generation and Transmission and Cemig Distribution advanced funds to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable. The Brazilian Federal Revenue Service, however, has initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs of mandamus which were decided unfavorably to us in the lower court. We filed the appropriate appeals and are still waiting for resolution from the upper court. On December 31, 2012, the amount involved in these actions was, approximately, R$204.3 million, and we have assessed the chance of loss as “possible”, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in the upper court. We emphasize that, in relation to Income Tax, both the Superior Court of Justice (“STJ”) and the Regional Federal Court (“TRF”) adopt the position that there is tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered indemnities.

The INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to the Company’s employees and directors as profit shares in the period 2000 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partially favorable decision in 2008 only with regards to the contribution of social security payments subject to profit sharing for employees. We have appealed the decision and are waiting for the upper court to decide. On December 31, 2012, the amount involved in this action was approximately R$519 thousands, which relates only to the payment of social security contributions on profit sharing paid to directors, and we have assessed the chance of loss as “possible”.

We are party in some proceeding in connection with PIS and COFINS contributions. On December 31, 2012, the amount involved in these actions were, approximately, R$1.04 billion, of which R$1.02 billion are related to proceeding where we are a creditor and we have assessed the chances of loss as “possible”. If we do not succeed in these proceedings, there will be no disbursement of money, as the amount deposited will be converted into revenue for the Federal Government. The remaining R$0,02 billion are related to proceedings we have assessed the chances of loss as “remote” in which the plaintiffs demand suspension of pass-through of the PIS and COFINS contributions, on the grounds that the imposition of such contributions in the context of electricity invoices is illegal. Plaintiffs allege that they are entitled to the reimbursement of all such amounts, plus interest and restatement for inflation. Some of these legal proceedings seek reimbursement of 200% of the amount charged.

The Brazilian Federal Revenue Service has initiated several administrative proceedings against CEMIG, Cemig Generation and Transmission and Cemig Distribution, in relation to the social security contributions allegedly owed in connection with employee profit share payments, the Workers’ Food Program (PAT), the auxiliary contribution for education, overtime payments, risk exposure compensation payments, Sest/Senat, and compensation penalty payments. We have presented defenses and await judgment. On December 31, 2012, proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$923 million, and proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$1.4 million.

Cemig and Cemig Distribution are parties in various administrative and judicial proceedings filed by the State Tax Department of Minas Gerais, jointly with various consumers, in connection with charging ICMS matters. On December 31, 2012 proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$356 million, and proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$33.6 million. The principal procedings administrative and judicial proceedings filed by the State Tax Department of Minas Gerais are as described below.

Some of the issues discussed in these proceedings are related to the non-applicability of ICMS over unused portions of hired electricity availability. On December 31, 2012, proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$37,2 million. We have requested exclusion from these proceedings, as it won’t be affected by the final decision, since it is not CEMIG who has the alleged obligation to pay the ICMS in these cases; we have been excluded from some of these proceedings.

Cemig and Cemig Distribution are also -parties in cases that discuss the impact of ICMS on TUSD. On December 31, 2012, proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$6.8 million, and proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$275.9 million.

Cemig and Cemig Distribution are parties, jointly with various consumers, in various administrative and court proceedings brought by the State Tax Department of Minas Gerais, claiming ICMS tax on the transfer of excess electricity in the period of rationing of electricity. Although we are only secondarily liable for such charges, unfavorable administrative decisions were rendered, considering the imposition of such tax as valid. The State of Minas Gerais has been carrying out tax foreclosures in relation to these charges, usually against the primary debtors. These claims, however, may be an obstacle for certification of tax clearance. We have filed lawsuits seeking preliminary injunctions to suspend these collection proceedings. On December 31, 2012, proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$26.6 million, and proceedings where we assessed the chances of loss as “possible,” totaled, approximately, R$29.4 million.

Cemig Distribution is a defendant in a public consumer action brought by the Minas Gerais Consumer Defense Institute (Instituto Mineiro de Defesa do Consumidor, or IMIDEC) applying for a declaration that there is no legal relationship that obligates consumers to pay the rate of ICMS tax on electricity bills in the manner in which it is currently calculated. On December 31, 2012, the amount involved in this action was, approximately, R$74 million and we have assessed the chances of loss as “remote”.On February 14, 2013, Cemig received a favorable decision in the lower court.

Cemig is a party in two lawsuits with regards to the Finsocial tax. On December 31, 2012, the total amount involved in these actions was approximately R$99.3 million, and we have assessed the chances of loss as “possible”. In January 2013, the assessment of the chances of loss in one of these actions, which represented R$ 73.7 million on December 31, 2012, was reclassified from “possible” to “remote”.

CEMIG, Cemig Generation and Transmission and Cemig Distribution are parties in several administrative proceedings the final decisions in which have refused offsetting of credits of IRPJ, CSLL, PIS and COFINS. We are contesting the related tax postings made by the federal tax authority. On December 31, 2012, the amount involved in these proceeding was, approximately, R$371 million, and we have assessed the chances of loss  as “possible”.

CEMIG is a party in  judicial proceeding concerning applications for restitution and offsetting of tax credits for the corporate tax returns for 1997 to 2000, and overpayments shown in the corresponding tax receipts and tax returns filed. On December 31, 2012, the amount involved in this judicial proceeding was approximately R$337.2 million, and we have assessed the chances of loss as “possible”.

Additionally, our subsidiary Light is party in several administrative and judicial tax-related proceedings concerning the imposition of ICMS, CSLL and IRPJ among others. On December 31, 2012, the amount involved in these proceedings with chances of loss assessed as “probable” totaled, approximately, R$64 million, and proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$1.06 billion (proportionally to the percentage of our ownership interest in Light).

Labor Obligations

CEMIG, Cemig Generation and Transmission and Cemig Distribution are defendants in several claims filed by employees and outsourced workers. Most of these claims relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, readjustment of retirement pension payments by Forluz, and salary adjustments. Under Brazilian employment laws, claimants must file any claim for unpaid services whithin two years after the termination of the contract (limited to rights which arose no more than five years prior to the claim). On December 31, 2012, proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$80 million, and proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$259 million.

In June 2007 a judgment was rendered against Cemig in a public civil action, brought by the Public Attorneys’ Office for Employment Matters in early 2003, to prevent the Company from using outsourced labor for its end-activities. The judgment gave the Company nine months to cease to contract employees through outsourced companies as intermediaries. In March 2008 the Higher Appeals Court gave an interim decision suspending the effects of the previous judgment until a final decision had been given. In October 2012, Higher Appeals Court reversed the judgment and the judgment of the Regional Labor Court absolving Cemig from paying moral damages and collective fines fixed. However, since the issue involves interpretation on the constitutionality of an article of the Concessions Law (Law 8987/95) there is a possibility of reversal of the decision in the Higher Appeals Court’s Employment Issies Session (Seção de Dissídios Individuais), as well as in the Federal Supreme Court (“STF”). On December 31, 2012, the amount involved in this action, in the event we do not comply with the order for specific performance, moral damages and fees was, approximately, R$55 million and we have assessed the chances of loss as “possible”. It should be added that the amount stated will be payable only upon reversal of the decision and if the Company does not comply with the order to replace outsourced labor within the specified period, of nine months. We believe it is unlikely that any payment obligations will be imposed.

Additionally, our subsidiary Light is a defendant in labor-related proceedings. On December 31, 2012, the amount involved in these proceedings with chances of loss assessed as “probable” totaled, approximately, R$58 million, and proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$95 million (proportionally to the percentage of our ownership interest in Light).

Environmental Matters

CEMIG, Cemig Generation and Transmission, Southern Electric and FEAM are defendants in a public civil action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte Hydroelectric Power Plant. We have presented a defense and are awaiting judgement. As of December 31, 2012, the amount involved in this action was R$1.6 billion, and we assessed the chance of loss as “possible”.

The Minas Gerais Public Attorney filed seven class actions against CEMIG and Cemig Generation and Transmission seeking an order against the companies to invest at least 0.5% of its total operational revenue per year from 1997 onward, on the protection and environmental preservation of the water tables of the municipalities in which our  generation plants are located and indemnify the States proportionaly for the environmental damage caused as a result of Cemig’s failure to comply with the law of the State of Minas

Gerais No. 12.503/97. In three of these actions, judgment was granted partly in favor of the Public Attorneys’ Office of Minas Gerais, in the lower courts, with CEMIG and Cemig Generation and Transmission being ordered to invest 0.5% per year of the gross operational revenue since 1997 on measures for environmental preservation and protection of the water tables in Ouro Preto, Uberaba, Água Comprida, Campo Florido, Delta, Veríssimo and Araxá. We have filed an appeal with the STJ and the STF, since the actions involve Federal Law and constitutional matters. On December 31, 2012, the amount involved in these actions was R$94 million, and we assessed the chance of loss as “possible”.

We are party to another number of administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. On December 31, 2012, the amount involved in these proceedings where we assessed the chance of loss as “probable” totaled, approximately, R$5.4 million, and where we assessed the chance of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$7.2 million. These proceedings also include several other public civil actions in which the amounts involved cannot be precisely assessed, in our view, most of these lawsuits are related to alleged environmental damages and require indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, often requiring the expertise to carry out verification of the values involved. Also, since public civil actions relate to collective rights, individual actions may be filed seeking reparations or damages arising from judicial decisions to be issued under the these civil suits.

Property and liability

CEMIG, Cemig Generation and Transmission and Cemig Distribution are party in several administrative and judicial proceedings and claims, mainly as a defendant, relating to real property and indemnification due to accidents taking place in the ordinary course of the business. On December 31, 2012, proceedings where we assessed the chances of loss as “probable” (i.e. for which on the date of the financial statements an obligation were assessed as being more likely than not) totaled, approximately, R$50.4 million, and proceedings where we assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$79.1 million.

Additionally, Cemig Distribution is a defendant in four legal actions in which the plaintiffs seek indemnity for pain and suffering and property damages related to the accident that took place on February 27, 2011, in the town of Bandeira do Sul, which resulted from coiled metal carnival decorations being thrown over electricity distribution cables, causing a short-circuit which severed medium-voltage cables and resulted, when the cables hit the ground, in the death of 16 people, with dozens of other people injured. The legal actions filed involve 29 family members of 14 of the people who died and 2 that were injuried. In spite of the fact that the accident did not arise from any action or position taken by the Company, on December 31, 2012, we have assessed the chances of loss in two of the actions as “probable” (i.e. for which on the date of the financial statements an obligation were assessed as being more likely than not) and the amount involved totaled, approximately, R$4.9 million. On December 31, 2012, the amount involved in the two other actions was approximately R$1.0 million, and we have assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely). The greater significance of these actions for CEMIG is not related to their financial impacts, but to the negative exposure of the Company’s image, since the accident was widely publicized by the media.

Consumer claims

Cemig Distribution is a defendant in several administrative and judicial proceedings, on subjects related to the provision of electricity distribution service in actions brought by consumers, by the Federal Public Attorneys’ Office and by other consumer defense bodies, with claims varying from finding of irregularities in consumer electricity consumption metering to disconnection for lack of payment of bills, to arrangements to pay bills by installment, indemnity for pain and suffering and property damages due to accidental disconnections, indemnity for material damages arising from burns by domestic electrical appliances and others. On December 31, 2012, the amount involved in these proceedings where we assessed the chance of loss as “probable” (i.e. for which on the date of the financial statements an obligation were assessed as being more likely than not) totaled, approximately, R$66 million, and where we assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$30 million.

Claims in the Ordinary Course of Business

Additionally, our subsidiary Light is party to several administrative and judicial proceedings and claims in the ordinary course of business, mainly as a defendant. On December 31, 2012, the amount involved in these proceedings where we assessed the chances of loss as “probable” (i.e. for which on the date of the financial statements an obligation was assessed as being more likely than not) totaled, approximately, R$60 million, and proceedings where we assessed the chances of loss as “possible,” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$67 million (proportionally to the percentage of our ownership interest in Light).

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

Interest on Capital

Under Brazilian law we may pay interest on capital as an alternative for the distribution of dividends to shareholders. Funds distributed as interest on equity qualify within the calculation of minimum dividend established in the by-laws. These amounts may be paid in cash; and the Company may treat them as an expense for purposes of the calculation of the income tax and social contribution. The total amount paid in interest on capital is limited to the result of application to the Company’s shareholders’ equity of the Long Term Interest Rate (TJLP), published by BNDES and may not exceed the greater of (i) 50% of the net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect of which the payment is made or (ii) 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made. Shareholders who are not resident in Brazil must register with the Brazilian Central Bank so that the foreign currency proceeds of their dividend, interest on equity payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our Preferred ADSs and the common shares underlying our Common ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real depreciated approximately 9.93% relative to the U.S. dollar in 2012. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.”

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

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)

2010	493,480,655	313,659,604	635,507,345	403,932,718
2011	894,679,142	491,096,246	1,151,394,858	632,009,473
2012(4)	1,275,989,756	635,611,335	1,642,117,243	817,991,154

___________________

(1)                                  In accordance with the accounting practices adopted in Brazil, dividends and interest on capital are accounted in the dividend year in which they are proposed, if such dividends or interest on capital were formally approved by a shareholders’ meeting in the following year.

(2)                                  Real amounts are expressed in nominal reais.

(3)                                  U.S. dollar amounts are calculated by dividing the amount of dividends paid, expressed in nominal reais, by the Federal Reserve Board’s rate on respective Record Dates (April 29, 2011, April 27, 2012 and April 30, 2013).

(4)                                  The 2012 dividends were approved at the ordinary and special general shareholders’ meetings held on April 19, 2013. The 2012 dividends will be paid in two equal installments in June 2013 and December 2013.

Significant Changes

Subsequent events:

a)             Issue of Debentures by Cemig Distribution

In March 2013 Cemig Dintribution concluded its third public issuance of debentures by issuing 2,160,000 unsecured, non-convertible debentures, in three series, with a nominal unit value of R$1,000  on the issue date (February 15, 2013), for a total of R$2.16 billion. The net proceeds from the issuance were used to fully redeem the commercial Promissory Notes of Cemig Distribution’s fifth and sixth issuances, placed on January 13, 2012, for their total nominal value plus interest to be paid, and for investments in distribution infrastructure. Cemig Distribution issued 410,817 debentures of the first series, 1,095,508 debenture of the second series and 653,675 debentures of the third series, with maturities of 5, 8 and 12 years, respectively, from the issue date. The debentures of the first series will pay interest equal to the CDI rate plus 0.69%,  debentures of the second and third series will have their nominal value updated by the IPCA, published by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística – IBGE), and will pay interest at 4.70% and 5.10% per year, respectively. The controlling stockholder, Cemig, provided a surety guarantee for the 3rd debenture issue by Cemig D.

On February 1, 2013 the Company issued a Bank Credit Note (CCD) in favor of Banco do Brasil, in the amount of R$200 million, of the  proceeds of which are to be used in the purchase of electricity. The note has maturity of 721 days and annual interest of 99.5% of the CDI rate, secured by receivable of the Company’s sales invoices.

b)             Transfer of control

Authorizing Resolution No. 3845 of January 15, 2013, published in federal Official Gazette No. 12 of January 17, 2013, authorized the stockholding restructuring of Taesa, the jointly-controlled subsidiary of Cemig Generation and Transmission, through absorption of STE and ATE into Unisa, and immediately subsequently absorption of NTE and Unisa into Taesa, resulting in the transfer of the respective concessions of the absorbed companies, and the transfer of control of ATE II and ATE III, held by Unisa, to Taesa. The holders of the concessions have 120  days to implement the transfers; 30 days after implementation, documention proving the transfer must be presented, and the parties have 60 days to sign the amendments to the related Concession Contracts affected by the authorized transactions.

c)              Acquisition of the interest held by Suzano in the Capim Branco Energia Consortium

On March 12, 2013 Cemig Capim Branco, a wholly-owned subsidiary, signed the final contract with Suzano for the sale of Suzano’s interest in the Capim Branco Energia Consortium. The total price agreed, subject to any adjustments, for Suzano’s 17.8947% interest in the Consortium was R$ 320 million.  Of this total, the percentage that pertains to Cemig Capim Branco, of 30.3030%, represents approximately R$97 million.

d)             Approval of the Stockholding Restructuring with Taesa

Complementing the Material Announcement of May 17, 2012, on April 9, 2013, Aneel (National Electricity Agency) approved the transfer of stockholding control, to Transmissora Aliança de Energia Elétrica S.A. (Taesa), of the following companies holding electricity transmission concessions:

(1)               Transfer of direct stockholding control:

Empresa Catarinense de Transmissão de Energia S.A.	–	ECTE,
Empresa Regional de Transmissão de Energia S.A.	–	ERTE,
Empresa Norte de Transmissão de Energia S.A.	–	ENTE,
Empresa Paraense de Transmissão de Energia S.A.	–	ETEP,
Empresa Amazonense de Transmissão de Energia S.A. –	EATE and
Empresa Brasileira de Transmissão de Energia S.A.	–	EBTE;

(ii)              Transfer of indirect stockholding control (by Cemig and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. – Cemig GT)

Sistema de Transmissão Catarinense S.A.	–	STC,

Lumitrans – Companhia Transmissora de Energia,
Empresa Santos Dumont de Energia S.A.	–	ESDE, and
Empresa de Transmissão Serrana	–	ETSE,

Final conclusion of the transfer of the assets in this Restructuring is still subject to consent from the financing banks, including in particular the Brazilian Development Bank (BNDES).

On the date of completion of the Restructuring, Taesa will disburse R$ 1.732 billion, updated by the CDI rate from December 31, 2011, less dividends and/or Interest on Equity already declared, whether already paid or not.

e)         Result of the Third Tariff Review of Cemig D

At a public meeting held on April 5, 2013 the Brazilian electricity sector regulator, Aneel (Agência Nacional de Energia Elétrica), published the result of the Third Tariff Review of Cemig D (Cemig Distribuição S.A.), which will result in positive repositioning of Cemig D’s tariffs. These tariffs will take effect from April 8, 2013. The average effect for consumers will be an increase of 2.99%. This effect comprises one part reflecting the revision per se, and one part comprising the associated financial components.

In this decision, Aneel is already applying the effects of Decree 7945/12, which governs the use of the funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to attenuate distributors’ costs of acquisition of electricity in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) as a result of the unfavorable hydrological conditions, which have led to the dispatching of thermal generation plants, and as a result to reduce the impact of the tariff adjustment, limiting it to 3%. The amount that exceeds this percentage will be passed through in a single payment, within 10 business days from the date of publication of the Aneel Homologating Resolution. The amount of these funds coming from the CDE will be reimbursed by consumers in up to 5 years, updated by the IPCA inflation index.

According to the statement of calculation received by Cemig after the homologation of the result of the Tariff Review at the meeting of the Council of Aneel, the Net Regulatory Remuneration Base was R$ 5,512 million, and the Gross Regulatory Remuneration Base was R$ 15,356 million.

f)           Increase of share capital of Cemig, with stock dividend

We hereby advise our stockholders that the Board of Directors, at its meeting held on March 26, 2013, decided to propose to the General Meeting of Stockholders to be held on April 30, 2013:

Approval of increase in the Share Capital, from R$ 4,265 million to R$ 4,813 million, through issuance of 109,654,157 new shares, each with par value of R$ 5.00 (five Reais), through capitalization of R$ 548 million from the Capital Reserve – Donations and Subsidies for Investments, with consequent distribution to the holders of preferred and common shares of a stock bonus of 12.85%, in new shares, of the same type as those held, each with par value of  R$ 5.00 (five Reais).

All holders of shares on April 30, 2013 will be entitled to this benefit. The shares will trade “ex-” the right to the stock dividend on the day immediately following the date on which the said Meeting is held. The shares of the stock bonus will be credited on May 7, 2013 and will not have the right to the dividends proposed for the business year 2012.

Item 9.                     The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the BM&FBovespa. Our Preferred ADSs, each representing one preferred share as of December 31, 2012, have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2012, there were approximately 135,382,355 Preferred ADSs outstanding (each representing one preferred share), representing approximately 28.76% of our 470,993,832 outstanding preferred shares (Free Float).

The principal trading market for our common shares is the BM&FBovespa. Our Common ADSs, each representing one common share as of December 31, 2012, have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2012, there were approximately 1,059,917 Common ADSs outstanding (each representing one common share), representing 0.58% of our 182,792,315 outstanding common shares (Free Float).

On April 19, 2013, the closing price per preferred share on the BM&FBovespa was R$24.99 and the closing price per Preferred ADS on the NYSE was US$14.47.

On April 19, 2013, the closing price per common share on the BM&FBovespa was R$24.61 and the closing price per Common ADS on the NYSE was US$11.66.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the BM&FBovespa and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares (1)		Common ADSs (1)		Preferred Shares(2)		Preferred ADSs (2)
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2008	11.69	7.34	12.84	6.08	15.27	9.65	16.16	7,91
2009	12.03	7.73	11.54	5.90	16.82	11.49	15.36	7.69
2010	12,29	9,97	10.99	7.72	17.06	13.72	14.22	10.24
2011	17.19	11.56	13.59	7.59	21.27	15.46	16.04	11.11
2012	29.19	16.99	17.20	10.48	33.94	19.27	20.08	10.80

2011
1Q	13.91	11.56	10.56	9.32	18.51	15.46	14.16	12.16
2Q	15.68	13.79	12.09	11.75	19.93	18.16	16.04	14.34
3Q	15.74	13.22	12.61	7.90	19.86	16.73	15.96	11.34
4Q	17.64	13.15	13.59	7.59	21.85	16.09	13.90	11.11

2012
1Q	24.49	16.99	15.79	11.71	28.79	20.96	18.67	14.43
2Q	28.65	24.14	17.17	11.88	32.78	28.77	20.08	16.89
3Q	29.19	18.18	17.20	14.63	33.94	20.82	19.86	12.12
4Q	21.90	18.00	12.74	10.48	23.00	19.27	12.87	10.80

2013
1Q	22.74	20.90	11.35	10.30	23.68	20.61	11.87	10.17

November 2012	19.42	18.00	11.23	10.48	21.74	19.27	11.84	10.80
December 2012	21.90	18.46	12.74	10.53	21.90	18.46	12.87	10.80
January 2013	22.26	20.90	11.28	10.30	23.68	20.61	11.48	10.17
February 2013	22.74	21.00	11.35	10.57	23.54	21.70	11.87	11.01
March 2013	24.80	22.29	13.00	11.25	25.85	22.20	13.09	11.22
April 2013 (3)	24.61	22.85	12.05	11.58	24.99	23.22	12.47	11.54

______________________

(1)                                 On May 2, 2008, a 2.02% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 8, 2008, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADSs, resulting in an adjustment to the price per Common ADS. On April 29, 2009, a 25.00% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 14, 2009, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS. On April 29, 2010, a 10.00% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 10, 2010, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS. On April 30, 2012, a 25.00% stock dividend was paid on the common shares, resulting in an adjustment to the price per common share. On May 11, 2012, a corresponding adjustment was made to the Common ADSs through the issuance of additional Common ADSs, resulting in an adjustment to the price per Common ADS. On May 7, 2013, subject to the approval of the shareholders at the General Meeting to be held on April 30, 2013, a 12.85% stock dividend will be  paid on the common shares, resulting in an adjustment to the price per common share.  On May 14, 2013, subject to the approval of the shareholders at the General Meeting to be held on April 30, 2013, a corresponding adjustment will be made to the Common ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS. The common share prices and Common ADS prices have been adjusted to reflect all of the above items.

(2)                                 On May 2, 2008, a 2.02% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 8, 2008, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS. On April 29, 2009, a 25.00% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 14, 2009, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS. On April 29, 2010, a 10.00% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 10, 2010, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Common ADS, resulting in an adjustment to the price per Common ADS. On April 30, 2012, a 25.00% stock dividend was paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 11, 2012, a corresponding adjustment was made to the Preferred ADSs through the issuance of additional Preferred ADSs, resulting in an adjustment to the price per Preferred ADS. On May 7, 2013, subject to the approval of the shareholders at the General Meeting to be held on April 30, 2013, a 12.85% stock dividend will be paid on the preferred shares, resulting in an adjustment to the price per preferred share. On May 14, 2013, subject to the approval of the shareholders at the General Meeting to be held on April 30, 2013, a corresponding adjustment will be made to the Preferred ADSs through the issuance of additional Preferred ADS, resulting in an adjustment to the price per Preferred ADS. The preferred share prices and Preferred ADS prices have been adjusted to reflect all of the above items.

(3)                                 Through April 19, 2012.

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

The BM&FBovespa is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2012, the aggregate market capitalization of the 364 companies listed on the BM&FBovespa was equivalent to approximately R$2.52 trillion and the 10 largest companies listed on the BM&FBovespa represented approximately 50% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may be traded on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.

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

We have been a member of Special Corporate Governance Level 1 of the BM&FBovespa since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (“Regulamento do Nível 1 de Governança Corporativa”), which were amended on March 21, 2011 by BM&FBovespa and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•                  present our consolidated statements of financial position, Standardized Financial Statements- DFP, consolidated income statement, quarterly financial statements – ITR, and the Reference Form (Formulário de Referência);

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

•                  hold at least one annual meeting with market analysts and any other applicable parties

•                  prepare, disclose and submit to the BM&FBovespa, a securities trading policy and a code of conduct establishing the values and principles that guide the Company;

•                  establish that the term of office of our board of directors shall not exceed two years, with reelection being permitted;

•                  have different persons occupying the positions of chairman of the board of directors and chief executive officer or main executive officer of our company; and

•                  adopt mechanisms that provide for capital dispersion in any public share offerings.

•                  include in our by-laws the mandatory provisions required by the BM&FBovespa by May 10, 2014 (which we have already complied with);

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

Item 10.              Additional Information

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 31300040127. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on April 27, 2012 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

•                  authorization of the issuance of convertible debentures or any other convertible securities;

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

Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, “pass-through entities” such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar. Moreover, this summary does not describe any implications under U.S. state or local law or the federal estate tax or gift tax. U.S. shareholders should consult their own tax advisors regarding such matters.

The summary is based upon tax laws of Brazil and the United States as in effect on the date hereof which are subject to change, possibly with retroactive effect, and to different interpretations. Prospective purchasers of Preferred ADSs or Common ADSs are encouraged to consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

Payments of Interest on Capital — Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payor’s income tax and social contribution tax basis. This interest is limited to the lowest value comparison between the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, that is applied to the Company’s net equity and the greater of:

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

On June 24, 2008, Law No. 11,727 was enacted, which established the concept of “privileged tax regime”, in connection with transactions subject to transfer pricing and thin capitalization rules, which is more comprehensive than the tax haven concept. Under this new law, a “privileged tax regime” is a considered to apply to a jurisdiction that meets any of the following requirements: (1) does not tax income or taxes income at a maximum rate lower than 20%; (2) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (3) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%, or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

Although the interpretation of the current Brazilian tax legislation could lead to the conclusion that the concept of “privileged tax regime” should apply only for the purposes of Brazilian transfer pricing rules, it is unclear whether such concept would also apply to other types of transactions, such as investments carried out in the Brazilian financial and capital markets for purposes of this law. There is no judicial guidance as to the application of Law No. 11,727 of June 24, 2008 and, accordingly, we are unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts would decide that the “privileged tax regime” concept shall be applicable to deem a Non-Resident Holder as a Tax Haven Resident when carrying out investments in the Brazilian financial and capital markets. However, in the event that the “privileged tax regime” concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxation to a Non-Resident Holder that meets the privileged tax regime requirements in the same way applicable to a Tax Haven Resident. Current and prospective investors should consult with their own tax advisors regarding the consequences of the implementation of Law 11,727 and of any related Brazilian tax law or regulation concerning “tax haven” or “privileged tax regimes”.

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

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•                  are subject to the withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel, or a Registered Holder, and (ii) is not a Tax Haven Holder; and

•                  are subject to income tax at a rate of 15% with respect to gains realized by a non-Brazilian holder that is not a Registered Holder and is not a Tax Haven Holders (including a non-Brazilian holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

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

Taxation of Foreign Exchange Transactions — Brazilian law imposes Taxation on Foreign Exchange Transactions (conversion of reais into foreign currency or vice-versa), through the IOF tax (Imposto sobre Operações Financeiras – Tax on Financial Transactions). The current applicable rate for almost all foreign currency exchange transactions is 0.38%.  Under Decree 7853/2012, the rate of IOF tax on all settlements of foreign exchange transactions, including simultaneous transactions, for foreign loans entering Brazil contracted on or after December 05, 2012, that require registry with the Brazilian Central Bank, contracted directly or through the issuance of securities in the international market with average minimum maturity of up to 360 days, is 6%. Settlement of foreign exchange transactions related to foreign loans with average minimum maturity superior to 360 days are subject to IOF tax at a rate of 0%. Settlements of foreign exchange transactions for investments made by a Non-Resident Holder in the Brazilian financial and capital markets is subject to IOF tax at a rate of 6%. However, as of December 1, 2011, settlement of foreign exchange transactions executed by Non-Resident Holders and related to investments in Brazil in variable income traded on the stock exchange or the commodities and futures exchange are subject to IOF tax at the rate of 0%. The 0% rate also applies to settlement of simultaneous foreign exchange transactions related to the cancellation of depositary receipts to transfer the investment into shares traded on the stock exchange. Remittances of funds abroad related to the return of the investments in the Brazilian financial and capital markets made by non-resident investors, the return of foreign loans and the remittance of dividends and Interest on Equity, are subject to IOF foreign exchange tax, at the rate of 0%. Although there is no clear regulatory instruction, conversion of reais to dollars for payment of dividends to holders of ADSs is also expected to benefit from IOF foreign exchange tax at the rate of 0%.

Tax on Transactions Involving Bonds and Securities — Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, including those carried out on a Brazilian stock exchange. The rate of IOF applicable to transactions involving stocks (such as our preferred shares, Preferred ADSs, common shares and Common ADSs) is currently zero, although the assignment of shares traded on Brazilian stock exchanges to issue depositary receipts traded abroad is subject to IOF at the rate of 1.5%. The Minister of Finance is permitted to increase such rate at any time up to 1.5% per day, but only in respect to future transactions.

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

Taxation of Distributions — Subject to the discussion below under “– Passive Foreign Investment Company Rules,” distributions with respect to the shares or the ADSs (other than distributions in redemption of the shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends. A distribution also includes the amount of any Brazilian taxes withheld on any such distribution, if any.  Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the shares or ADSs to qualify as dividends depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. The Company does not currently intend to maintain calculation of its earnings and profits under U.S. federal income tax principles.  Accordingly, U.S. holders should expect that all distributions made with respect to the shares or ADSs will generally be treated as dividends. Cash dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to (i) the shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder or (ii) the shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary bank and, in either case, will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of shares, or the depositary bank, in the case of shares represented by ADSs.

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

Subject to the discussion below under “– Passive Foreign Investment Company Rules,” gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the shares or the ADSs and the amount realized on the disposition. Gain or loss recognized by a U.S. holder on such sale, redemption or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the shares or ADSs, as applicable, have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Gain realized by a U.S. holder on a sale, redemption or other taxable disposition of shares or ADSs, including gain that arises because the U.S. holder’s basis in the shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

If a Brazilian withholding tax or income tax is imposed on the sale, redemption or other taxable disposition of shares or ADSs as described in “—Taxation—Brazilian Tax Considerations,” the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale, redemption or other taxable disposition before deduction of the Brazilian withholding tax or income tax if applicable. The availability of U.S. foreign tax credits for these Brazilian taxes is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, shares or ADSs.

Passive Foreign Investment Company Rules - Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75.0% or more of the non-U.S. corporation’s gross income is “passive income” or (ii) 50.0% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25.0% interest (by value) is taken into account.

The Company does not believe that it was a PFIC, for United States federal income tax purposes, for its preceding taxable year and does not expect to be a PFIC in its current taxable year or in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets, the market value of assets from time to time, and the application of rules that are not always clear, there can be no assurance that the Company will not be classified as a PFIC for any taxable year.

If the Company was to be classified a PFIC, a U.S. holder could be subject to material adverse tax consequences including being subject to greater amounts of tax on gains and certain distributions on the shares or ADSs as well as increased reporting obligations.  U.S. holders should consult their tax advisors about the possibility that the Company might be classified as a PFIC and the consequences if the Company was classified as a PFIC.

Medicare Tax on Net Investment Income – A U.S. holder that is an individual, an estate or a trust (other than a trust that falls into a special class of trusts that is exempt from such tax) will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending upon the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividend income on the shares or ADSs, and its net gains from the disposition of the shares or ADSs. U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of the shares or ADSs.

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to back up withholding. Investors who are individuals and fail to report required information could be subject to substantial penalties. Investors should consult their own tax advisors regarding these requirements.

In addition, U.S. holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds US$50,000. U.S. holders that hold the ADSs through a U.S. brokerage account should not be subject to this new reporting requirement with respect to their investment in the ADSs. U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to the ADSs or shares and the application of the recently enacted legislation to their particular situations.Dividends and Paying Agents

We pay dividends on preferred shares and common shares in the amounts and in the manner set forth under “Item 8. Financial Information—Dividend Policy and Payments.” We will pay dividends in respect of preferred shares represented by Preferred ADSs or common shares represented by Common ADSs to the custodian for the depositary bank, as record owner of the preferred shares represented by Preferred ADSs or the common shares represented by Common ADSs. As promptly as practicable after receipt of the dividends we pay through Citibank N.A. to the custodian, it will convert these payments into U.S. dollars and remit such amounts to the depositary bank for payment to the holders of Preferred ADSs or Common ADSs in proportion to individual ownership.

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

Exchange Rate Risk

At December 31, 2012, approximately 3.27% of our outstanding indebtedness, or R$528 million, was denominated in foreign currencies, of which approximately 92.61%, or R$489 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2012, we used financial instruments such as interest rate swaps to manage risk and hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the CDI rate. See Notes 2.6 (b), 19, 26, 27 and 28 to our consolidated financial statements.

In 2013, the potential loss we would experience in the event of a hypothetical 25% and 50% depreciation of the real against the U.S. dollar and other foreign currencies would be approximately R$614 million and R$737 million, respectively related primarily due to an increase in our real-denominated interest expense. In 2013, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual rate expense,  of approximately R$124 million and R$247 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financings and debentures with maturity dates in 2012. compared to probable scenario This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2012:

U.S. Dollar	R$ (Million)
Financing	489
Supplier (Itaipu)	219
Less Contracted derivative instruments	(19)
689
Other Currencies
Financing	39
Other	4
Net liabilities exposed to exchange rate risk	43

Interest Rate Risk

At December 31, 2012, we had R$16,170 million in loans and financing outstanding, of which approximately R$14,812 million bore interest at floating rates which, R$11.938 million bear interest at rates tied to inflation indexes and the SELIC rate and R$217 million is subject principally to LIBOR.

At December 31, 2012, we had liabilities, net of other assets that bore interest at floating rates in the amount of R$10,650 million. These assets consisted mainly of cash and cash equivalents and our account receivable from the State Government, bearing interest at rates tied to IGP-DI and SELIC, respectively, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2012 would result in a potential loss of R$106.5 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ (Million)
Floating rate debt:
Real-denominated	14,595
Foreign currency-denominated	217
14,812
Fixed rate debt:
Real-denominated	1,047

Foreign currency-denominated	311

Total	16.170

Total Portfolio
Floating Rate (R$ million)
Assets:
Cash and cash equivalents	2,329
Securities	1,720
Escrow Depósits	-132
Total	4,181

Liabilities:

Financings (Floating Rate)	(14,181)
Derivative instruments (1)	(19)
Total liabilities	(14,831)

Total	(10,650)

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

The fees associated with our Common ADSs are as follows :

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

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse us, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2012 totaled a net amount of approximately US$3.6 million, after deduction of applicable US taxes, in the amount of US$1.6 million.

PART II

Item 13.              Defaults, Dividend Arrearages and Delinquencies

Certain of CEMIG’s loans and financing agreements contain covenants that require us to maintain financial ratios, calculated in accordance with Brazilian Corporate Law. As of December 31, 2012, we were in non-compliance with some ratios contained in a credit instrument among Cemig Distribution and Santander (originally ABN Amro Bank). Such ratios were the following:

Cemig D

•                  Debt/EBITDA was 3.68x, when it was required to be equal or less than 2.5x

Cemig (as guarantor)

•                  EBTIDA/Interests was 2.8 x, when it was required to be equal or above 3.0x

•                  Debt/EBITDA was 2.7x, when it was required to be equal or less than 2.5x

Cemig D and Cemig obtained a waiver from Santander Bank on December 18, 2012.

As of December 31, 2012, we were in non-compliance with some ratios contained in a credit instrument among Cemig Distribution and Banco ItaúBBA. Such ratios were the following:

Cemig D

•                  Debt/EBTIDA was 4.58x, when it was required to be equal or less than 3.36x

•                  Debt/(Shareholder’s equity + Debt) was 65.2%, when it was required to be equal or less than 62%

•                  Short term Debt/EBITDA was 266.1%, when it was required to be equal or less than 200%

•                  Capex/EBITDA was 120.2%, when it was required to be equal or less than 96%

The company had obtained the waiver from Banco ItaúBBA on December 18, 2012, considering preliminary figures and some actual figures ended up being not compatible with the obtained waiver. As another waiver was not obtained prior to December 31, 2012, not only the loan, but pthers with cross-default conditions had to be recognized as a current liability as contracts whose terms have not been met are recognized in current liabilities. The amount transferred to current liabilities as a result of non-compliance with the covenant was R$ 1,206 million. The waiver is expected to be obtained in May/2013.

Item 14.              Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.              Controls and Procedures

(a)           Evaluation of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer, or CEO, and Chief Financial and Investor Relations Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures, and concluded that on December 31, 2012, these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our filings and submissions under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b)           Management’s Annual Report on Internal Control related to Financial Reporting

Our Executive Board, including our CEO and CFO, is responsible for establishing and maintaining effective internal controls over financial reporting.

Our internal controls over financial reporting include policies and procedures that were implemented to provide reasonable assurance as to (i) the reliability of the recording accounting and financial information; (ii) the preparation of accounting records in accordance with IFRS; (iii) the processing of payments and receipts in accordance with management authorization; and (iv) the timely detection of inappropriate acquisitions, and the disposal or allocation of material assets. We emphasize that due to their inherent limitations, the possibility exists that these actions may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or non compliant with the policies or procedures.

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2012, based on the criteria established in the Integrated Internal Control Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and concluded that, for the year ended December 31, 2012, our system of internal controls over financial reporting is effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2012, Deloitte Touche Tohmatsu Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 and issued an attestation report, which is included below.

The Ethics Committee

Our Ethics Committee was established on August 12, 2004, and is made up of three permanent members and three alternate members. It is responsible for the management, dissemination and updating of the Statement of Ethical Principles and Code of Professional Conduct.

The Committee receives and investigates all reports of violation of the ethical principles and standards of conduct Specifically with regard to ethical principles, these should be presented with the identification of the interested party. Complaints or doubts should be addressed to: CEMIG, Av. Barbacena 1200, S.A. - 19th Floor/A1. The Committee may also be contacted by e-mail comissaodeetica@cemig.com.br.

In December 2006 we implemented the Anonymous Reporting Channel, available on our intranet. The purpose of this portal is to receive, anonymously, complaints or denunciations of irregular practices, such as financial fraud, misappropriation of assets, receipt of unfair advantages, and the engagement of illegal contracts. This channel aims to improve transparency, correction of unethical or illegal behavior, corporate governance, as well as being an instrument that meets the requirements of the Sarbanes-Oxley Act.

(c)           Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia Energética de Minas Gerais - CEMIG
Belo Horizonte, MG, Brazil

We have audited the internal control over financial reporting of Companhia Energética de Minas Gerais – CEMIG and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012 and our report dated April 26, 2013 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding: (i) the fact that the depreciation rates relating to property plant and equipment of generation activities under  the regulation for independent producers and realization of certain concession financial assets related to distribution of gas are estimated considering facts and circumstances mentioned on notes 2.6 (h) and 13. As new information becomes available or decisions are taken by the granting authorities, the depreciation rates relating to property plant and equipment or realization of certain concession financial assets related to distribution of gas may change; and (ii) the fact that the Madeira Energia S.A. joint venture has presented recurring losses and negative working capital, and, as of the date of the report, Madeira Energia S.A. depends on either its shareholders’ financial support or on issuance of additional debt securities to continue to operate.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, MG, Brazil

April 26, 2013

(d)           Changes in Internal Control over Financial Reporting

There has been no change in our  system of internal control over financial reporting during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.              Audit Committee Financial Expert

Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies, non-U.S. issuers are permitted not to have a separate Audit Committee made up of independent members if there is a Fiscal Council established and chosen in accordance with the legal rules of its origin country, expressly requiring or allowing that such council follow certain obligations. Also in accordance with this exemption, a Fiscal Council may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian law. The financial experts of our Fiscal Council are Mr. Helton da Silva Soares and Mr. Ari Barcelos da Silva.

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

Item 16C.              Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal year ended December 31, 2012 and by KPMG Auditores Independentes during the fiscal years ended December 31, 2012 and 2011:

		Year ended December 31,
	2012(DTT)	2012(KPMG)	2011
		(thousands of reais)
Audit fees	686	123	624
Additional services:
Diagnosis and assesment of internal controls –SOX	56	150	255
Tax Fees	23	6	121
Audit-Related Fees	-	7	302
R&D Projects	-	-	25
Translation of reports	2	-	9
Training related to tax regulation	-	-	6
Technical Report related to Financial Project	-	-	16
Total fees	767	286	1,358

Audit fees — Audit fees in the above table are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in 2012 and KPMG Auditores Independentes in 2012 and 2011 in connection with the audit of our annual financial statements prepared in accordance with the accounting practices adopted in Brazil and the review of our quarterly statutory financial statements.

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

Item 16F.              Change in Registrant’s Certifying Accountant

KPMG Auditores Independentes was appointed to act as our independent public accounting firm for a five-year period to audit our consolidated financial statements for the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011. Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years.

Due to the limitations set forth in these regulations, we did not seek to renew KPMG’s contract when it expired and KPMG could not attempt to stand for reelection. On December 9, 2011, our Board of Directors approved the bidding process for the selection of the new auditor, which resulted in the appointment of Deloitte Touche Tohmatsu Auditores Independents. Deloitte Touche Tohmatsu Auditores Independentes began to act as our independent public accounting firm with respect to the review of our quarterly information for the second quarter of 2012.

KPMG Auditores Independentes’s reports on our financial statements for the each of the five fiscal years ended on December 31, 2007, 2008, 2009, 2010 and 2011 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During such five fiscal years, there were no disagreements with KPMG Auditores Independentes, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of KPMG Auditores Independentes, would have caused KPMG Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

We have requested KPMG Auditores Independentes to furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 4.34 to this Form 20-F.

We did not consult Deloitte Touche Tohmatsu Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

PART III

Item 17.              Financial Statements

Not applicable.

Item 18.              Financial Statements

Reference is made to pages F-1 through F-129 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•                  Report of Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2012;

•                  Report of KPMG Auditores Independentes for the years ended December 31, 2011 and December 31, 2010;

•                  Audited Consolidated Statement of Financial Position as of December 31, 2012 and December 31, 2011;

•                  Audited Consolidated Income Statement and Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010;

•                  Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010;

•                  Audited Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and

•                  Notes to the Consolidated Financial Statements

Item 19.              Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 27, 2012.

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

4.18

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20

English Summary of Put Option Agreement between Companhia Energética de Minas Gerais – CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE - Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

Exhibit Number	Document

4.24

English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.25

English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.26

English Summary of Put Option Agreement between Parati S.A and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27

English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.28

English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29

Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between Cemig Geração e Transmissão S.A., HSBC Corretora de Títutlos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30

Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by Cemig Distribuição S.A., dated March 19, 2012.

4.31

Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., dated March 12, 2012.

4.32

Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais –Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012.

4.33

Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., internening by Comercial Agrícola Paineiras LTDA (“Paineiras”) e Epícares Empreendimentos e Participações LTDA (“Epícares”), dated March 12, 2013.

4.34	Letter of KPMG Auditores Independentes furnished to the SEC addressing the auditors rotation as per Item 16F(a)(1)(v) of Form 20-F, dated April 29, 2013.

4.35	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, dated November 22, 2012.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS–CEMIG

By:	/s/ Djalma Bastos de Morais
Name: Djalma Bastos de Morais
Title: Chief Executive Officer

Date: April 29, 2013

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since April 27, 2012.

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

Exhibit Number	Document
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

4.18

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20

English Summary of Put Option Agreement between Companhia Energética de Minas Gerais – CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE - Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

4.24

English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27,

Exhibit Number	Document
2012 (File No. 1-15224)).

4.25

English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.26

English Summary of Put Option Agreement between Parati S.A and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27

English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.28

English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29

Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between Cemig Geração e Transmissão S.A., HSBC Corretora de Títutlos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30

Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by Cemig Distribuição S.A., dated March 19, 2012.

4.31

Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., dated March 12, 2012.

4.32

Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais –Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012.

4.33

Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., internening by Comercial Agrícola Paineiras LTDA (“Paineiras”) e Epícares Empreendimentos e Participações LTDA (“Epícares”), dated March 12, 2013.

4.34	Letter of KPMG Auditores Independentes furnished to the SEC addressing the auditors rotation as per Item 16F(a)(1)(v) of Form 20-F, dated April 29, 2013.

4.35	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, dated November 22, 2012.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.

Companhia Energética de Minas Gerais – CEMIG

Financial Statements as of December 31, 2012, December 2011 and January 1, 2011 and for the Years Ended December 31, 2012, 2011 and 2010 and Report of Independent Registered Public Accounting Firms

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

ASSETS

(MILLIONS OF R$)

	Notes	2012	2011 Reclassified	01/01/2011 Reclassified
CURRENT
Cash and cash equivalents	6	2,486	2,862	2,980
Securities	7	1,558	359	322
Consumers and traders	8	2,347	2,550	2,263
Concession holders – transport of energy		505	427	401
Financial assets of the concession	13	1,041	1,120	625
Recoverable taxes	9	360	354	374
Recoverable income and social contribuion taxes	10a	263	221	490
Traders – free energy transactions		21	22	30
Restricted cash		132	3	14
Inventories		68	54	41
Provision for gain on financial instruments		32	-	-
Account receivable from the State of Minas Gerais Government		2,422	-	-
Other credits		755	560	546
TOTAL, CURRENT		11,990	8,532	8,086

NON-CURRENT
Securities	7	162	-	-
Account receivable from the State of Minas Gerais Government	12	-	1,830	1,837
Deferred income and social contribution taxes	10b	1,452	1,236	1,218
Recoverable taxes	9	445	328	140
Recoverable income and social contribution taxes	10a	34	23	83
Escrow deposits	11	1,420	1,388	1,027
Consumers and traders	8	315	159	96
Traders – free energy transactions		10	12	-
Other credits		269	172	138
Financial assets of the concession	13	11,166	9,086	7,672
Investments	14	226	177	-
Property, plant and equipment	15	8,811	8,662	8,229
Intangible assets	16	4,473	5,404	4,948
TOTAL, NON-CURRENT		28,783	28,477	25,388
TOTAL ASSETS		40,773	37,009	33,474

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

LIABILITIES AND EQUITY

(MILLIONS OF R$)

	NOTE	2012	2011 Reclassified (note 2, 5)	01/01/2011 Reclassified (note 2, 5)
CURRENT
Suppliers	17	1,735	1,190	1,121
Regulatory charges	20	413	368	384
Employee profit sharing		86	90	116
Taxes payable	18a	569	517	404
Income and social contribution taxes payable	18b	127	129	137
Interest on capital and dividends payable		3,479	1,243	1,154
Loans and financings	19	5,159	4,355	1,546
Debentures	19	1,947	3,467	656
Payroll and related charges		260	272	243
Employee post-retirement benefits	21	89	101	99
Provision for losses on financial instruments		-	24	69
Concessions payable		18	8	-
Other obligations		425	405	474
TOTAL CURRENT LIABILITIES		14,307	12,169	6,403

NON-CURRENT
Regulatory charges	20	170	262	142
Loans and financings	19	4,126	5,255	6,114
Debentures	19	4,938	2,703	4,910
Taxes payable	18a	1,003	897	693
Deferred Income and social contribution taxes	18b	948	885	984
Provisions	22	468	549	371
Concessions payable		192	130	118
Employee post-retirement benefits	21	2,229	2,187	2,062
Provision for losses on financial instruments		1	-	-
Other obligations		347	227	201
TOTAL NON-CURRENT LIABILITIES		14,422	13,095	15,595
TOTAL LIABILITIES		28,729	25,264	21,998

EQUITY	23
Share capital		4,265	3,412	3,412
Capital reserves		3,954	3,954	3,954
Profit reserves		2,856	3,293	2,873
Equity Valuation Reserve
Deemed cost of property, plant and equipment		965	1,081	1,209
Other Comprehensive Income		4	5	1
Funds allocated for capital increase		-	-	27
TOTAL EQUITY		12,044	11,745	11,476
TOTAL LIABILITIES AND EQUITY		40,773	37,009	33,474

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(MILLIONS OF R$, EXCEPT EARNINGS PER SHARE)

	NOTE	2012	2011 Reclassified (note 2, 5)	2010 Reclassified (note 2, 5)
REVENUES	24	18,460	15,749	13,790

OPERATING COSTS	25
COST OF ELECTRICITY AND GAS
Electricity purchased for resale		(5,951)	(4,278)	(3,722)
Charges for the use of the basic transmission grid		(1,011)	(830)	(729)
Gas purchased for resale		(495)	(329)	(225)
		(7,457)	(5,437)	(4,676)
COST
Personnel and management		(1,026)	(934)	(967)
Materials		(68)	(73)	(126)
Outsourced services		(832)	(740)	(805)
Depreciation and amortization		(949)	(911)	(898)
Operating provisions		(36)	(71)	(14)
Royalties for usage of water resources		(186)	(154)	(140)
Cost of Construction		(1,630)	(1,529)	(1,328)
Other		(199)	(152)	(46)
		(4,926)	(4,564)	(4,324)

TOTAL COST		(12,383)	(10,001)	(9,000)

GROSS PROFIT		6,077	5,748	4,790

OPERATING EXPENSES	25
Selling expenses		(348)	(190)	(283)
General and administrative expenses		(1,280)	(841)	(367)
Other operating expenses		(627)	(413)	(581)
		(2,255)	(1,444)	(1,231)

Equity in subsidiaries		(3)	(1)	-
Gain on issuance of shares of jointly controlled entities		264	-	-

Operational profit before Financial revenue (expenses) and Taxes		4,083	4,303	3,559

Financial revenues	26	3,210	995	841
Financial expenses	26	(1,958)	(1,965)	(1,594)

Profit before taxes		5,335	3,333	2,806

Income and social contribution taxes	10c	(1,504)	(1,111)	(872)
Deferred income and social contribution taxes	10c	441	193	324
PROFIT FOR THE YEAR		4,272	2,415	2,258

Basic earnings per preferred and common share	23	5.01	2.83	2.65
Diluted earnings per preferred and common share	23	5.01	2.83	2.65

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(MILLIONS OF R$)

	2012	2011	2010

PROFIT FOR THE YEAR	4,272	2,415	2,258

OTHER COMPREHENSIVE INCOME
Foreign currency transation adjustments	5	6	(1)
Cash flow hedge instruments (net of income and social contribution taxes)	(1)	(1)	2
	4	5	1
COMPREHENSIVE INCOME FOR THE YEAR	4,276	2,420	2,259

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 01/01/2011

(MILLIONS OF R$, EXCEPT DIVIDENDS PER SHARE)

	Share capital	Capital reserves	Profit reserves	Equity Valuation Adjustments	Retained earnings	Funds allocated for capital increase	Total equity
BALANCE AT JANUARY 01, 2010	3,102	3,969	3,177	1,343	(453)	27	11,165

Profit for the year	-	-	-	-	2,258	-	2,258
Other comprehensive income:
Foreign currency transation differences	-	-	-	(1)	-	-	(1)
Cash flow hedge instruments	-	-	-	2	-	-	2
Total comprehensive income for the year	-	-	-	1	2,258	-	2,259

Transactions with shareholders recorded directly in shareholders’ equity
Ordinary Dividends (R$1.65 per share)	-	-	-	-	(1,129)	-	(1,129)
Extraordinary Dividends (R$1.32 per share)	-	-	(900)	-	-	-	(900)
Proposed additional dividends in 2010 (R$ 0.10 per share)	-	-	67	-	(67)	-	-
Other changes in shareholders’ equity
Increase in share capital	310	(15)	(295)	-	-	-	-
Acquisition of jointly-controlled subsidiaries – effect of first-time adoption of IFRS	-	-	-	-	82	-	82
Constitution of reserves
Legal reserve	-	-	113	-	(113)	-	-
Retained earnings	-	-	712	-	(712)	-	-
Realization of reserves
Deemed cost of property, plant and equipment	-	-	-	(134)	134	-	-
BALANCE AT DECEMBER 31, 2010	3,412	3,954	2,874	1,210	-	27	11,477

	Share capital	Capital reserves	Profit reserves	Equity Valuation Adjustments	Retained earnings	Funds allocated for capital increase	Total equity
BALANCE AT JANUARY 01, 2011	3,412	3,954	2,874	1,210	-	27	11,477

Profit for the year	-	-	-	-	2,415	-	2,415
Other comprehensive income:
Foreign currency transation adjustments	-	-	-	6	-	-	6
Cash flow hedge instruments (net of income and social contribution taxes)	-	-	-	(1)	-	-	(1)
Total comprehensive income for the year	-	-	-	5	2,415	-	2,420

Transactions with shareholders recorded directly in equity
Ordinary Dividends (R$1.77 per share)	-	-	-	-	(1,208)	-	(1,208)
Extraordinary Dividends (R$1.25 per share)	-	-	(850)	-	-	-	(850)
Additional dividends proposed in 2010 (R$$ 0.10 per share)	-	-	(67)	-	-	-	(67)
Additional dividends proposed in 2011 (R$$ 0.13 per share)	-	-	86	-	(86)		-
Other changes in Equity
Return of funds allocated for capital increase	-	-	-	-	-	(27)	(27)
Constitution of reserves
Legal reserve	-	-	109	-	(109)	-	-
Retained earnings	-	-	1,141	-	(1,141)	-	-
Realization of reserves
Deemed cost of property, plant and equipment	-	-	-	(129)	129	-	-
BALANCE AT DECEMBER 31, 2011	3,412	3,954	3,293	1,086	-	-	11,745

The notes are an integral part of these consolidated financial statements.

	Share capital	Capital reserves	Profit reserves	Equity Valuation Adjustments	Retained earnings	Total equity
BALANCE AT DECEMBER 31, 2011	3,412	3,954	3,293	1,086	-	11,745

Profit for the year	-	-	-	-	4,272	4,272
Other comprehensive income:
Foreign currency transation adjustments	-	-	-	5	-	5
Cash flow hedge instruments (net of income and social contribution taxes)	-	-	-	(1)	-	(1)
Total comprehensive income for the year	-	-	-	4	4,272	4,276

Transactions with shareholders recorded directly in equity
Increase in share capital (Note 23)	853	-	(853)	-	-	-
Ordinary Dividends
Ordinary Dividends (R$0.62 per share)	-	-	-	-	(591)	(591)
Interest on Capital (R$1.99 per share)	-	-	-	-	(1,700)	(1,700)
Extraordinary Dividends (R$1.88 per share)	-	-	(1,600)	-	-	(1,600)
Additional dividends proposed in 2011 (R$$ 0.11 per share)	-	-	(86)	-	-	(86)
Additional dividends proposed in 2012 (R$$ 0.74 per share)	-	-	628	-	(628)	-
Other changes in Equity
Constitution of reserves
Legal reserve	-	-	171	-	(171)	-
Retained earnings	-	-	1,303	-	(1,303)	-
Realization of reserves
Deemed cost of property, plant and equipment	-	-	-	(121)	121	-
BALANCE AT DECEMBER 31, 2012	4,265	3,954	2,856	969	-	12,044

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 01/01/2011

(MILLIONS OF R$)

	2012	2011 Reclassified (note 2, 5)	2010 Reclassified (note 2, 5)
CASH FLOWS FROM OPERATING ACTIVITIES
PROFIT FOR THE YEAR	4,272	2,415	2,258
Expenses (revenues) not affecting cash and cash equivalents
Income and social contribution taxes	1,063	918	548
Depreciation and amortization	1,001	983	896
Loss on disposal of property, plant and equipment and intangible assets	128	21	-
Equity in subsidiaries	3	1	-
Interest and monetary variation	(2,075)	546	573
Gain on issuance of shares of jointly controlled entities	(264)	-	-
Operating provisions	639	342	(78)
Employee post-retirement benefits	264	287	208
Other	-	85	72
	5,031	5,598	4,477
(Increase) / decrease in assets
Consumers and traders	(355)	(541)	(66)
Recoverable taxes	(132)	(168)	107
Recoverable Income and social contribution taxes	134	101	(75)
Escrow deposits	(34)	(226)	(400)
Financial assets of the concession	812	660	501
Other	(446)	121	7
	(20)	(53)	60
Increase (decrease) in liabilities
Suppliers	549	69	269
Taxes payable	196	402	(352)
Payroll and related charges	(13)	29	(110)
Regulatory charges	(42)	104	60
Employee post-retirement benefits	(233)	(160)	(56)
Other	225	(123)	333
	682	321	144

Cash from operating activities	5,692	5,866	4,681
Interest on loans, financings and debentures paid	(1,209)	(1,083)	(803)
Income and social contribution taxes paid	(1,368)	(885)	(502)
NET CASH FROM OPERATING ACTIVITIES	3,115	3,898	3,376

	2012	2011 Reclassified (note 2, 5)	2010 Reclassified (note 2, 5)
CASH FLOWS FROM INVESTING ACTIVITIES
In short-term investments	(1,361)	(37)	(322)
In financial assets of the concession	(160)	(1,026)	(1,477)
Redemption of the Account receivable from the State of Minas Gerais Government	1,498	-	-
Net cash received on dilution in jointly-controlled subsidiary	668	-	-
Acquisition of jointly-controlled subsidiary, net of cash acquired	(361)	-	-
In investments	(116)	(178)	-
In property, plant and equipment	(598)	(924)	(347)
In intangible assets	(1,670)	(1,852)	(2,298)
NET CASH USED IN INVESTING ACTIVITIES	(2,100)	(4,017)	(4,444)

CASH FLOWS OF FINANCING ACTIVITIES
Loans, financings and debentures obtained	7,195	4,255	6,227
Repayment of loans, financings and debentures	(6,838)	(2,219)	(4,775)
Interest on capital and dividends paid	(1,748)	(2,035)	(1,829)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(1,391)	1	(377)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(376)	(118)	(1,445)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	2,862	2,980	4,425
End of the year	2,486	2,862	2,980
	(376)	(118)	(1,445)

The notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012 AND 2011

(FIGURES IN MILLIONS OF R$, EXCEPT WHERE OTHERWISE INDICATED)

1. OPERATIONS

a)          The Company

Companhia Energética de Minas Gerais (“Cemig” or “the Company”) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded at Corporate Governance Level 1 on the BM&F Bovespa (“Bovespa”), on the New York Stock Exchange (“NYSE”), and on the stock exchange of Madrid (“Latibex”). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, in the State of Minas Gerais, and operates exclusively as a Parent Company, with interest in companies controlled individually or jointly, the main objects of which are construction and commercial operation of systems for generation, transformation, transmission, distribution and sale of electricity, and activities in the various fields of energy.

On December 31, 2012, Cemig’s current liabilities exceeded its current assets by R$ 2,317. This excess was primarily due to the transfers of loans and financings to Current liabilities, due to non-compliance with restrictive covenants in the contracts of Cemig D (Distribution) and as a result of the flow of payments on the existing contracts, added to the funding raised due to the increase in the average price of electricity brought for resale caused by the higher dispatching of thermal plants. In relation to the restrictive covenants it should be pointed out that the Company is in the process of obtaining the waivers from the creditors so that immediate or early payment is not demanded of the amounts payable at December 31, 2012, and has the expectation of obtaining these consents in 2013, at which moment the subsidiary will reclassify those balances to Non-current liabilities.

Management monitors the Company’s cash flow, and is assessing measures to adjust its present situation to the levels considered appropriate to meet its needs, including renegotiations of financings or new transactions to raise funds in the market. As an example, we draw attention to the Third Issue of Non-convertible debentures by Cemig D, on February 15, 2013, in the amount of R$ 2.160 billion, which funds were allocated to redemption in full of the commercial promissory notes of Cemig D’s fifth and sixth issues.

CEMIG has equity interests in the following subsidiaries and jointly controlled entities that were in operation at December 31, 2012:

■

Cemig Geração e Transmissão S.A. (Cemig GT) (subsidiary) – Electric power generation and transmission, through 53 power plants (47 hydroelectric power plants, 4 wind power plants and 2 thermoelectric power plants) and transmission lines, mostly belonging to the Brazilian national generation and transmission grid system.

Cemig GT has equity interests in the following subsidiaries and jointly controlled entities:

- Hidrelétrica Cachoeirão S.A. (Cachoeirão) (jointly controlled): Production and sale of electric power as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant began operating in 2009;

- Baguari Energia S.A. (Baguari Energia) (jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00% and Neoenergia 51.00%), located on the Doce river in Governador Valadares, the State of Minas Gerais. The plant began operation of its units during the period from September 2009 to May 2010;

- Transmissora Aliança de Energia Elétrica S.A (TAESA) (jointly controlled): Construction, operation and maintenance of electric power transmission facilities in 11 states of Brazil. TAESA has the following subsidiaries: Empresa de Transmissão do Alto Uruguai S.A. (ETAU), Brasnorte Transmissora de Energia S.A. (Brasnorte), Abengoa Participações S.A, União de Transmissoras de Energia Elétrica (UNISA), Nordeste Transmissora de Energia S.A (NTE) and Abengoa Participações Holding S.A. (Abengoa);

- Central Eólica Praias de Parajuru S.A. (Parajuru) (jointly controlled): Production and sale of electric power through the Parajuru wind farm, in the city of Beberibe, in the State of Ceará. The plant began operating in August 2009;

- Central Eólica Praia do Morgado S.A. (Morgado) (jointly controlled): Production and sale of electric power at the Morgado wind farm in the city of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in May 2010;

- Central Eólica Volta do Rio S.A. (Volta do Rio) (jointly controlled): Production and sale of electric power at the Volta do Rio Wind Farm in the city of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in September 2010;

- Hidrelétrica Pipoca S.A. (Pipoca) (jointly controlled): Independent production of electric power, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), located on the Manhuaçu River, in the cities of Caratinga and Ipanema, in the State of Minas Gerais.  The plant began operating in October 2010;

- Empresa Brasileira de Transmissão de Energia S.A. (EBTE) (jointly-controlled): Holder of a public electric power transmission service concession, through the transmission lines in the State of Mato Grosso.  The transmission facility began operating in June 2011;

- Madeira Energia S.A. (Madeira) (jointly controlled): Implementation, construction, operation and commercial operation through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric power plant located in the Madeira river basin in the State of Rondônia. The plant began its commercial operations in March, 2012. See more information in note 14.

Madeira has presented capital expenditures related to the construction and development project for the construction of the plant, which according to financial projections, should be absorbed by future revenue from operations. Madeira´s property, plant and equipment balance at December 31, 2012 was approximately R$14,527 (R$1,453 of which rolls up into the financial information of Cemig GT). During this phase of the project, Madeira incurred certain losses in recent years as it has been in a pre-operating stage, and at December 31, 2012, Madeira had a negative net working capital (current liabilities in excess of current assets) in the amount of R$1,166, R$117 thousand of which rolls up into the financial information of Cemig GT based on its equity interest. Management of Madeira Energia S.A. has plans to resolve the situation of negative net working capital. As of this date, Madeira depends on the financial support of its stockholders and/or on obtaining loans from third parties to continue operating.

- Lightger S.A. (“Lightger”) (jointly controlled): Independent electric power production through construction and commercial operation of the hydroelectric powerstation referred to as the Paracambi Small Hydroelectric Power Plant, on the Ribeirão das Lages river in the city of Paracambi, in the State of Rio de Janeiro. The start up of operations occurred in May, 2012;

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at development stage:

- Guanhães Energia S.A. (Guanhães Energia) (jointly controlled): Production and trade of electric power through construction and commercial operation of the following Small Hydroelectric Plants (PCHs) in the State of Minas Gerais: Dores de Guanhães, Senhora do Porto and Jacaré, in the city of Dores de Guanhães; and Fortuna II, in the city of Virginópolis. It is scheduled to start operating the first turbine in October 2013;

- Cemig Baguari Energia S.A. (Cemig Baguari) (subsidiary): Production and trade of electric power as an independent power producer, in future projects;

- Amazônia Energia Participações S.A (“Amazônia Energia”) (jointly controlled) – Special Purpose Company (SPC) established by Cemig GT and Light, for the purpose of acquisition of a 9.77% interest of Norte Energia SA (“NESA”), a holding company of the concession of the Belo Monte hydroelectric power plant (“Belo Monte Hydroelectric Plant”). Cemig GT holds a 74.5% interest in Amazônia Energia and Light holds 25.5%. The start up of operations is scheduled for February 2015;

■	Cemig Distribuição S.A. (Cemig D”) (subsidiary) – Distribution of electric power through distribution grids and lines in practically all of the State of Minas Gerais;

■

Light S.A. (“Light”) (jointly controlled): Holding company that holds direct and indirect interests in other companies for operating electric power services, including generation, transmission, trading or distribution, and other related services.  Light has the following subsidiaries and jointly-controlled subsidiaries:

- Light Serviços de Eletricidade S.A. (“Light SESA”) (subsidiary) – listed company in Bovespa: Operating mainly in electric power distribution, in various municipalities of the State of Rio de Janeiro;

- Light Energia S.A. (“Light Energia”) (private subsidiary): Its main activities are studying, planning, building and commercially operating systems for generation, transmission, trading of electric power and related services. Light Energia has equity interests in Central Eólica São Judas Tadeu Ltda., Central Eólica Fontainha Ltda. and Renova Energia S.A.;

- Light Esco Prestação de Serviços Ltda. (“Light Esco”) (subsidiary): Its main activity is purchasing, selling, importing and exporting of electric power, and providing of consulting services in the energy sector;

- Itaocara Energia Ltda. (“Itaocara Energia”) (subsidiary): A company in the development stage – its main activities are the planning, construction, installation and commercial operation of electric power plants;

- Lightger Ltda. (“Lightger”) (jointly controlled): A company in the development stage, set up to participate in auctions of concessions, authorizations and permissions in new power plants. On December 24, 2008, Lightger obtained its installation license, authorizing the start of construction of its Paracambi Small Hydroelectric Plant. It is a jointly-controlled subsidiary of Light S.A. (with 51%) and Cemig GT (with 49%). The start up of operations is scheduled for beginning of 2012;

- Light Soluções em Eletricidade Ltda. (“Light Soluções”)  (formerly Lighthidro Ltda.) (subsidiary): A company in the development stage, set up to participate in auctions of concessions, authorizations and permissions in new power plants;

- Instituto Light para o Desenvolvimento Urbano e Social (Instituto Light): Its purpose is to participate in social and cultural projects, with a focus on the economic and social development of cities;

- Lightcom Comercializadora de Energia S.A. (Lightcom) (subsidiary): Involved in purchasing, selling, importing and exporting electric power and general consulting services in the free and regulated markets for electric power;

- Axxiom Soluções Tecnológicas S.A. (Axxiom) (jointly controlled): It provides technological solutions and systems for operational management of public service concessions, including electric power, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and CEMIG (49%);

- CR Zongshen E-Power Fabricadora de Veículos S.A. (“E-Power”): (jointly-controlled): An unlisted corporation, at pre-operational stage, with the principal object of manufacturing two-wheeled electric vehicles under the Kasinski brand name. Light S.A. and CR Zongshen Fabricadora de Veículos S.A., under the name “Kasinski”, are the Company’s sole stockholders, respectively owning 20% and 80% of E-Power’s nominal common shares.

- Amazônia Energia Participações S.A. (“Amazônia Energia”) (jointly-controlled): An unlisted corporation whose objects are to be a stockholder in Norte Energia S.A. (NESA), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará and to manage this interest. It is jointly-controlled by Light S.A. (with 25.5%) and Cemig GT (with 74.5%). Amazônia Energia holds 9.8% of the share capital of NESA, having significant influence in management, but without joint control.

■	Sá Carvalho S.A. (Sá Carvalho) (subsidiary): Production and sale of electric power, as an electric power public service concession holder, through the Sá Carvalho hydroelectric power plant;

■

Usina Térmica Ipatinga S.A. (Ipatinga) (subsidiary): Production and sale, as an independent power producer, of thermoelectric power, through the Ipatinga thermoelectric power plant, located on the facilities of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS;

■

Companhia de Gás de Minas Gerais – GASMIG (GASMIG) (jointly controlled): Acquisition, transport and distribution of natural gas and related products, through a concession for distribution of gas in the State of Minas Gerais.;

■

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

■

Efficientia S.A. (Efficientia) (subsidiary): Providing energy efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing operation and maintenance services in energy supply facilities;

■

Horizontes Energia S.A. (Horizontes) (subsidiary): Production and sale of electric power, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina;

■	Central Termelétrica de Cogeração S.A. (Cogeração) (subsidiary): Production and sale of thermoelectric power produced as an independent producer in future projects;

■

Rosal Energia S.A. (Rosal) (subsidiary): Production and sale of electric power, as an electric power public service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil;

■

Empresa de Serviços e Comercialização de Energia Elétrica S.A. (formerly Central Hidrelétrica Pai Joaquim S.A. (subsidiary): Production and sale of electric power as an independent power producer in future projects;

■	Cemig PCH S.A. (PCH) (subsidiary): Production and sale of electric power as an independent power producer, through the Pai Joaquim hydroelectric power plant;

■

Cemig Capim Branco Energia S.A. (Capim Branco) (subsidiary): Production and sale of electric power as an independent power producer, through the Amador Aguiar I and II hydroelectric power plants, built through a consortium with private sector partners;

■

Usina Termelétrica Barreiro S.A. (Barreiro) (subsidiary): Production and sale of electric power, as an independent thermoelectric power producer, through the construction and operation of the UTE Barreiro thermoelectric power plant, located in the facilities of V&M do Brasil S.A., in the State of Minas Gerais;

■	Cemig Trading S.A. (Cemig Trading) (subsidiary): Sale and brokerage of electric power;

■

Companhia Transleste de Transmissão (Transleste) (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros and the substation of the Irapé hydroelectric power plant;

■	Companhia Transudeste de Transmissão (Transudeste) (jointly controlled): Construction, operation and maintenance of the Itutinga–Juiz de Fora transmission line;

■	Companhia Transirapé de Transmissão (Transirapé) (jointly controlled): Construction, operation and maintenance of the Irapé–Araçuaí transmission line;

■

Empresa Paraense de Transmissão de Energia S.A. (ETEP) (jointly controlled): Holder of an electric power public service concession for a transmission line in the State of Pará. ETEP has set up the subsidiary Empresa Santos Dumont de Energia S.A. (ESDE);

■

Empresa Norte de Transmissão de Energia S.A. (ENTE) (jointly controlled): Holder of an electric power public service concession for transmission through two transmission lines in the States of Pará and Maranhão;

■	Empresa Regional de Transmissão de Energia S.A. (ERTE) (jointly controlled): Holder of an electric power public service concession for a transmission line in the State of Pará;

■

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

■	Empresa Catarinense de Transmissão de Energia S.A. (ECTE) (jointly controlled): Holder of an electric power public service concession for transmission lines in the State of Santa Catarina;

■

Axxiom Soluções Tecnológicas S.A. (Axxiom) (jointly controlled): Providing technological solutions and systems for operational management of public service concessions, including electric power, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and Cemig (49%);

■

Transchile Charrúa Transmisión S.A. – (Transchile) (jointly controlled): Implementation, operation and maintenance of the Charrúa–Nueva Temuco transmission line and two transmission line sections in the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line began operating in January 2010;

■

Companhia de Transmissão Centroeste de Minas (Centroeste) (jointly controlled): Construction, operation and maintenance of the Furnas–Pimenta transmission line. The transmission line began operating in April 2010;

■

Parati S.A Participações em Ativos de Energia Elétrica (Parati) (jointly controlled): holding company that holds interests in other Brazilian or foreign companies that operate in any activity. Through Parati, CEMIG holds an additional 6.42% interest in Light;

■

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

2 BASIS OF PREPARATION

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

On April 25, 2013, the Company’s Fiscal Counsel authorized the issuing of the Financial Statements for the year ended December 31, 2012.

2.2 Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

■	Financial instruments and derivative financial instruments measured at fair value.

■	Non-derivative financial assets measured at fair value through profit or loss.

■	Financial assets held for trading measured at fair value.

■	Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

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

The Company believes that the following accounting policies reflect management’s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

■              Note 8 – Allowance for doubtful accounts;

■              Note 10 – Deferred income tax and social contribution;

■              Nota 13 – Financial Assets of the concession;

■              Note 16 – Intangible;

■              Note 15 –Depreciation;

■              Note 16 – Amortization;

■              Note 21 – Employee post-retirement benefits;

■              Note 22 – Provisions;

■              Note 24 – Unbilled electric power supplied;

■              Note 29 – Fair value measurements and derivative financial instruments.

2.5 Reclassifications of account balances, as of December 31, 2011 and 2010 and 01/01/2011

Certain balances in the financial statements for the year ended December 31, 2011, originally issued on March 26, 2012, although not material in scale, are being reclassified for the purposes of comparison with the financial statements for the year ended December 31, 2012. In this case the Company made errors that were not material and were not intentional. Although the adjustments are not material in scale, individually or jointly, the Company decided to adjust the comparative balances of 2011 and 2010 for the presentation of the financial statements for 2012, with the objective of maintaining the comparison of the balances. Neither net profits, nor net assets were adjusted as a result of the reclassification.

Below we give a summary of the financial statements which had non-material reclassifications, to provide better understanding of the effects:

2010
Income Statement	Note	Published	Reclassification	Reclassified
Revenues	c	13,847	(57)	13,790
Depreciation and amortization	c	(867)	(32)	(899)
Total Cost		(8,968)	(32)	(9,000)
Gross Profit		4,879	(89)	4,790
Financial Expenses	c	(1,667)	(73)	(1,594)
Profit before income tax		2,822	(16)	2,806
Deferred income and social contribution taxes	c	308	16	324
Profit for the Year		2,415	—	2,415

Cash Flow	Note	Published	Reclassification	Reclassified
CASH FLOWS FROM OPERATING ACTIVITIES
Expenses (revenues) not affecting cash and cash equivalents
Income and social contribution taxes	e	(307)	855	548
Interest and monetary variation	e	(516)	1,089	573

Increase (decrease) in liabilities
Taxes payable	e	1	(353)	(352)
Loans, financings and debentures	e	286	(286)	—

Cash Flows of operating activities
Interest on loans, financings and debentures paid	e	—	(803)	(803)
Income and social contribution taxes paid	e	—	(502)	(502)

Net cash from operating activities		3,376	—	3,376

01.01.2011
Statement of Financial Position	Note	Published	Reclassification	Reclassified
Assets
Current
Restricted Cash	g	-	14	14
Other credits	g	560	(14)	546
Total Current Assets		8,086	-	8,086

Non-Current
Deferred income tax and social contribution	a	1,801	(582)	1,218
Financial assets of the concession	b	7,316	356	7,672
Intangible assets	b	4,804	144	4,948
Total Non-Current Assets		25,470	(82)	25,388
Total Assets		33,556	(82)	33,474

Liabilities
Current
Loans and financings	g	1,574	(28)	1,546
Debentures	g	629	28	656
Total Current Liabilities		6,403	-	6,403

Non-Current
Loans and financings	g	6,244	(131)	6,114
Debentures	g	4,779	131	4,910
Taxes payable and deferred income tax and social contribution	a, b	1,065	(82)	984
Total Non-Current Liabilities		15,676	(82)	15,594
Total Liabilities		22,080	(82)	21,998
Total Liabilities and Equity		33,556	(82)	33,474

2011
Statement of Financial Position	Note	Published	Reclassification	Reclassified
Assets
Current
Linked funds	g	-	3	3
Other credits	g	562	(3)	559
Total Current Assets		8,532	-	8,532

Non-Current
Deferred income tax and social contribution	a	2,036	(800)	1,236
Financial assets of the concession	b	8,778	308	9,086
Intangible assets	b	5,261	143	5,404
Concession holders – transport of energy	g	-	12	12
Other credits	g	184	(12)	172
Total Non-Current Assets		28,826	(349)	28,477
Total Assets		37,358	(349)	37,009

Liabilities
Current
Loans and financings	g	4,382	(28)	4,355
Debentures	g	3,439	28	3,467
Provision for losses on financial instruments	g	25	(2)	23
Concessions payable	g	-	8	8
Other obligations	g	414	(6)	408
Total Current Liabilities		12,169	-	12,169

Liabilities
Non-Current
Loans and financings	g	5,358	(104)	5,255
Debentures	g	2,600	104	2,704
Taxes payable and deferred income tax and social contribution payable	a, b	1,234	(349)	885
Total Non-Current Liabilities		13,443	(349)	13,095
Total Liabilities		25,613	(349)	25,264
Total Liabilities and Shareholders´Equity		37,358	(349)	37,009

Income Statement	Note	Published	Reclassification	Reclassified
Revenues	c	15,814	(66)	15,749
Depreciation and amortization	c	(867)	(44)	(911)
Total Cost		(9,957)	44	(10,001)
Gross Profit		5,857	(109)	5,748
Financial Expenses	c	(2,051)	86	(1,965)
Profit before income tax		3,356	(23)	3,333
Deferred income and social contribution taxes	c	170	23	193
Profit for the Year		2,415	-	2,415
Cash Flow	Note	Published	Reclassification	Reclassified
CASH FLOWS FROM OPERATING ACTIVITIES
Expenses (revenues) not affecting cash and cash equivalents
Income and social contribution taxes	e	(171)	1,088	918
Depreciation and amortization	e	939	43	983
Interest and monetary variation	e	(783)	1,328	546

(Increase) / decrease in assets
Recoverable Income and social contribution taxes	e	433	(331)	101

Increase (decrease) in liabilities
Taxes payable	e	317	85	402
Loans, financings and debentures	e	246	(246)	-

Cash Flows of operating activities
Interest on loans, financings and debentures paid	e	-	(1,083)	(1,083)
Income and social contribution taxes paid	e	-	(885)	(885)

Net cash from operating activities		3,898	-	3,898

The reclassifications above are presented to provide more material information in relation to the following items:

a)          Deferred income tax and Social Contribution tax: The deferred liability balances of income tax and Social Contribution tax were offset with the corresponding balances in assets, in each one of the entities that comprised the economic group.

b)          The Company reclassified deferred income tax liability relating to the difference between the book value and fair value found on the acquisitions after January 1, 2009, in the consolidated information, previously presented net within the assets acquired.

c)           Reclassification of the realization of acquired assets of the concessions from Financial expenses to Depreciation and amortization for distribution and generation acquisitions and to the transmission revenue line, for electricity transmission assets.

d)          Allocation of Interest and monetary adjustment in the adjustments to net profit do not affect cash and cash equivalents, in the Cash flow Statement.

e)          Allocations of current income tax and Social Contribution tax in the adjustments to net profit do not affect cash and cash equivalents, in the Cash flow Statement.

f)              Electricity bought for resale, and Charges for use of national transmission grid:  In 2011 these were presented net of the credits for the PIS, Pasep and Cofins taxes applying to acquisition and transport of inputs. They have been reclassified to Taxes – Federal;

The other items were separated for the purpose of better presentation of their effects in the financial statements.

2.6. Significant accounting policies

The accounting policies described below have been applied consistently to all periods presented in this consolidated financial statements.

The accounting policies have been applied consistently by the entities of the group.

a)          Financial instruments

Non-derivative financial assets – The Company initially recognizes loans and receivables and deposits on the date that they are originated. All the other financial assets (including assets designated at fair value through profit and loss) are recognized initially on the date of trading, which is the date that the Company becomes one of the parties to the contractual provisions of the instrument.

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

The Company has the following non-derivative financial assets: Cash, Cash equivalents and Short-term investments measured at fair value through profit or loss, Consumers and traders, Concession holders – transport of energy, Account receivable from the State of Minas Gerais Government, restricted cash, judicial deposits and Financial assets of the concession, recognized at their nominal value and similar to their fair values.

Non-derivative financial liabilities– The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date on which is the date the Company becomes a party to the contractual provisions of the instrument. The company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: loans and financing, debentures, suppliers and other obligations. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Share Capital – Common shares are classified as equity. Preferred shares are classified as equity if they are not redeemable, or redeemable only at the Company’s option. Owners of preferred shares do not have the right to vote but do have preference in the liquidation of the share capital. The rights to mandatory minimum dividends as established for the preferred shares are described in Note 23.

The mandatory minimum dividends as defined in the by-laws are recognized as a liability in the statement of financial position.

Financial instruments at fair value through profit or loss – A financial asset is classified as a financial instrument at fair value through the profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in the income statement when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes in the fair value are recognized in the income statement for the period. Securities were classified in this category.

Financial instruments available for sale:  A financial instrument is classified as available for sale when the purpose for which it was acquired is not investment of funds to obtain short-term gains, and there is no intention of keeping the investments up to maturity or, further, when they do not fit in the other categories. As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concessions that were covered by Provisional Measure 579, subsequently approved by Congress, becoming Law 12783 of January 11, 2013.  They are measured at the New Replacement Value (VNR), equivalent to fair value on the date of these financial statements. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the concession-granting power for the services of construction or improvement provided.

Loans and receivables – Loans and receivables are financial assets with fixed or calculable payments that are not quoted on an active market. These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at the amortized cost using the effective interest method, less any impairment losses.

The Company holds the following types of loans and receivables:  cash, cash equivalents, consumers and traders, concession holders – transport of energy, accounts receivable from the Government of the State of Minas Gerais, , financial assets of the concession not embraced by Provisional Measure 579 (PM 579), converted into Law 12,783, judicial deposits and traders – free energy transactions.

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

Derivative financial instruments and hedging activities - The jointly controlled subsidiary Madeira held financial hedge derivative instruments to hedge cash flow and regulate the main financial risk exposures, and the subsidiary Cemig D holds financial hedge derivative instruments to manage their exposures to risks of changes in foreign currency. Derivatives are initially recognized at fair value and attributable transaction costs are recognized in the income statement when incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are recorded in the income statement, except in the circumstances described below for hedge accounting.

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

b)          Foreign currency

Transactions in foreign currencies are translated into the Company’s respective functional currency at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated into the functional currency at the exchange rate on that date. The exchange gain or loss on monetary items is the difference between the amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments made during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated into the functional currency at the exchange rate on the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate on the date of the transaction. See more information on note 3.

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

d)          Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the principle of average cost of acquisition and includes expenditures incurred in acquiring the inventories, and other costs incurred in bringing them to their existing location and condition. The materials purchased for inventory purposes are classified in current assets and are not depreciated or amortized; the materials destined for construction of property, plant and equipment or intangible assets are classified in property, plant and equipment or intangible assets.

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

Amortization reflects the estimated useful life of the assets and is calculated on a straight-line basis over the useful lives of the distribution assets, using the distribution amortization rates established by ANEEL.

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

Transmission activity

For new transmission concessions, granted after the year 2000, the costs related to the construction of the infrastructure are expensed when incurred. The Company recognizes construction revenue by reference to the stage of completion of a contract, which includes the taxes applicable to the revenue and any profit margin. Costs of the infrastructure are recorded in the income statement, when incurred. A construction revenue is also recorded in the income statement as a counterpart of a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor during and at the end of the concession agreement period.

For transmission concessions granted before the year 2000, the Company has not adopted the IFRIC 12 retrospectively due to the volume and age of the assets. Instead, the net book values of these assets were used and classified as financial assets for purposes of the first-time adoption of IFRS.

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

Due to acceptance of the terms of renewal of certain transmission concessions, as described in more detail in Note 4, the the transmission assets of such concessions will be the subject of indemnity by the Concession-granting Power. As such, as of December 31, 2012, the Company recognized an accounts corresponding to the estimated indemnity to be received.

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

The Company recognizes all actuarial gains and losses in excess of 10% of the plan assets or 10% of the plan’s liabilities in the income statement over the average time of future service of the present active participants.

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

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate the employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be reliably estimated.

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

Onerous Contracts – A provision for onerous concessions is recognized when the expected benefits to be derived from the contract are lower than the unavoidable cost of meeting the obligations of the concession. The provision is measured at present value at the lower of the expected cost of terminating the concession contract and the expected net cost of continuing with it.

l)               Income tax and social contribution

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

The income tax and social contribution expense comprises current and deferred taxes. The current tax and the deferred tax are recognized in the income statement unless they are related to a business combination, or items directly recognized in equity or other comprehensive income.

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

m)     Revenue

In general, for the Company’s business in electric power, gas, telecommunications and other sectors, revenues are recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customer on services rendered and goods sold. It is associated costs and possible return fom sales can be estimated reliably, and the amount of revenue can be measured reliably.

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

n)         Financial income and financial costs

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

o)          Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders of the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of common and preferred shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, with the diluted effect in the periods presented.

p)          Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses related to transactions with any of the Company’s other components. All operating results of operating segments are reviewed regularly by the Company’s CEO to make decisions on resources to be allocated to the segment and to assess its performance, and for which individual financial information is available. Company’s operates in four segments: electric power, gas, telecommunication and other, as further detailed in Note 5.

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

q)          New accounting pronouncements not yet adopted

The Company has not adopted the new and revised IFRS below, which had been issued and not yet adopted.  It will present those that it believes to be applicable to its operations in more detail:

■	IFRS 9 – Financial Instruments (4)

■	IFRS 10 – Consolidated Financial Statements (2)

■	IFRS 11 – Joint Arrangements (2)

■	IFRS 12 – Disclosure of Interests in Other Entities (2)

■	IFRS 13 – Fair Value Measurement (2)

■	Changes to IAS 1: Presentation of items of Other Comprehensive Income (1)

■	Changes to IFRS 7: Disclosure – Offsetting Financial Assets and Financial Liabilities (2)

■	Changes to IFRS 9 and IFRS 7: IFRS 9: Mandatory effective date of IFRS 9 and Transition Disclosures (4)

■	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (2)

■	IAS 19 (revised in 2011) – Employee Benefits (2)

■	IAS 27 (revised in 2011) – Consolidated and separate financial statements (2)

■	IAS 28 (revised in 2011) – Investments in Associates and Joint Ventures (2)

■	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) (3)

■	Changes to Annual Improvements 2009–2011 Cycle

■	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (2)

(Key:)	(1) In effect for annual periods starting on or after July 1, 2012.
(2) In effect for annual periods starting on or after January 1, 2013.
(3) In effect for annual periods starting on or after January 1, 2014.

(4)	In effect for annual periods starting on or after January 1, 2015.

IFRS 9 – Financial Instruments:

IFRS 9 – Financial instruments, issued in November 2009 and altered in October 2010, introduces new requirements for the classification, measurement and write-off of financial assets and liabilities.

IFRS 9 establishes that all the financial assets recognized that are within the scope of IAS 39 – Financial instruments: Recognition and measurement (equivalent to CPC 38) must be subsequently measured at amortized cost or fair value.

The most significant effect of IFRS 9 related to the classification and measurements of financial statements refers to the accounting of the changes in fair value of a financial liability (designated at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, in relation to the financial liabilities recognized at fair value through profit or loss, the amount of the change in the fair value of the financial liability attributable to changes in the credit risk of that liability is recognized in “Other comprehensive income”, unless the recognition of the effects of the change in the credit risk of the liability in “Other components of comprehensive income” results in or increases the accounting mismatch in the profit and loss account.  Variations in fair value attributable to the credit risk of a financial liability are not reclassified in the profit and loss account. Previously, under IAS 39 and CPC 38, the total amount of the variation in the fair value of the financial asset recognized at fair value through profit or loss was recognized in the profit and loss account.

The Company’s Management expects that the IFRS 9 to be adopted in the financial statements will have a significant effect on the balances reported in relation to its financial assets and liabilities (for example, the financial assets of the concession currently classified as investments available for sale will be measured at fair value at the end of the subsequent reporting periods, and the alterations in fair value will be recognized in profit or loss).  However, it is not possible to supply a reasonable estimate of this effect until a detailed review is carried out.

Consolidation, participation agreements, affiliates and related disclosures

In May 2011 a package of five standards on consolidation, participation agreements, affiliates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised in 2011) and IAS 28 (revised in 2011).

The main requirements of these five rules are as follows:

IFRS 10 replaced parts of IAS 27 – Consolidated and separate financial statements – that deal with consolidated financial statements. SIC–12 Consolidation: Special Purpose Entities – will be withdrawn, when IFRS 10 is applied.  Under IFRS 10, there is only one basis for consolidation, namely, control. Additionally, IFRS 10 will include a new definition of control which contains three elements: (a) power over an investee; (b) exposure, or rights, to variable returns from the holding in the investee; and (c) capacity to use its power over the investee to effect the value of the returns to the investor.  Wide-ranging orientations have been included in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 – Interests in joint ventures. IFRS 11 deals with how a participation agreement in which two or more parties have joint control should be classified. SIC-13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers – will be withdrawn with the application of IFRS 11.  Under IFRS 11, participation agreements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the agreements.  Additionally, under IFRS 11, joint ventures must be accounted by the equity method, while jointly-controlled subsidiaries, under the previous criterion of IAS 31, allowed accounting by the equity method or by the proportional accounting method.

IFRS 12 is a disclosure standard applicable to entities that have holdings in subsidiaries, participation agreements, affiliates and/or structured entities that are not consolidated.  In general, the requirements for disclosure under IFRS 12 are more wide-ranging than the present rules.

These five rules, together with the respective changes related to the rules for transition, are applicable to annual periods starting on or after January 1, 2013.

Management believes that the application of these five rules will cause a significant effect on the amounts reported in the Company’s consolidated financial statements.  All the entities that are jointly-controlled by the Company listed in Note 3 (c), are proportionately consolidated in these financial statements, and qualify as joint ventures under the requirements of IFRS 11.  Thus, they will in future be presented by the equity method starting in 2013.

As a result the adoption, Management expects the following approximate impacts on Company’s 2012 figures: A reduction of total assets and total liabilities in the amount of R$ 7,630 million; a reduction in Operational profit before Financial revenue (expenses) and taxes of R$ 1,213 million; and a reduction in net revenue in the amount of R$ 3,850 million.  The profit for the year, and total equity, would not be affected by adoption of the new practices.

IFRS 13 - Measurement at fair value

IFRS 13 presents a single source of orientation for measurements of fair value and disclosures on measurements of fair value. The rule defines fair value, presents a structure of measurement of fair value and requires disclosures of the measurements of fair value.  The scope of IFRS 13 is wide-ranging, applying to items of financial and non-financial instruments, for which other IFRS call for or allow measurements of fair value and disclosures of measurements of fair value, except in certain cases.  For example, quantitative and qualitative disclosures, based on the three-level hierarchy of fair value currently required for financial instruments only in accordance with IFRS 7 – Financial Instruments – Disclosures, will be complemented by IFRS 13 so as to include all assets and liabilities in their scope.

IFRS 13 is applicable for annual periods starting on or after January 1, 2013.

Management expects that the adoption of this new rule could affect certain amounts reported in the financial statements and result in more wide-ranging disclosures in its financial statements.

Changes to IAS 1

The changes to IAS 1 allow presentation of the Profit and loss account and the Statement of comprehensive income in a single statement or in two separate and consecutive statements.  However, the changes to IAS 1 call for additional disclosures in the section of Other comprehensive income, in such a way that the items of Other comprehensive income are grouped in two categories: (a) items which will not be subsequently reclassified in the profit and loss account; and (b) items which will be subsequently reclassified in the profit and loss account in accordance with certain conditions.  The income tax on the items of Other comprehensive income will be allocated in the same way.

The changes to IAS 1 are applicable for annual periods starting on or after July 1, 2012.  The presentation of the items of Other comprehensive income will be appropriately modified as and when the changes are adopted in future accounting periods.

Changes to IFRS 7 and IAS 32 – Offsetting Financial Assets and Financial Liabilities, and related disclosures

The changes to IAS 32 clarify questions of adoption existing in relation to the requirements for offsetting of financial assets and liabilities.  Specifically, these alterations clarify the meaning of “at present has the legal right to offset” and “simultaneous realization and settlement”.

The alterations to IFRS 7 require that entities disclose the information on the rights of offsetting and related agreements (such as requirements for guarantees) for the financial instruments that are subject to offsetting or similar contracts.

The changes to IFRS 7 are applicable for annual periods beginning on or after January 1, 2013 and periods intermediate to these annual periods. The disclosures should be made retroactively for all the periods compared.  However, the changes to IAS 32 are not applicable to annual periods starting before January 1, 2014, with backdated adoption required.

Management believes that the adoption of these changes to IAS 32 and IFRS 7 could result in additional disclosures in relation to offsetting of financial assets and liabilities in the future.

IAS 19 – Employee benefits

The changes to IAS 19 change the accounting of defined-benefit plan and severance benefit.  The most significant change relates to accounting of the changes in the defined-benefit obligations and assets of the plan in the year itself, with the elimination of the “corridor approach” permitted in the previous version of IAS 19 and early recognition of the cost of past services.  The changes require that all actuarial gains and losses be recognized immediately through Other comprehensive income so that the net assets or liabilities of the pension plan are recognized in the consolidated Statement of financial position to reflect the full value of the plan’s deficit or surplus.  Further, the expenses on interest and the expected return on the plan’s assets used in the previous version of IAS 19 had been replaced by a value of “net interest”, calculated on the basis of the discount rate on the assets or liabilities of the net defined benefit.

The effect arising from the adoption of the new accounting practices for recording of actuarial obligations with post-employment benefits will represent a reduction in equity on January 1, 2013 in the amount of R$ 496,956 (to R$ 105,637 on January 1, 2013).  The impact on the profit and loss account for 2013 arising from the review of the Pronouncement will represent a reduction of R$ 18 million in the expense on post-employment benefits in comparison with the expense which would be registered in accordance with the former accounting practice.

This net effect represents various adjustments, including the effect of income tax: a) full recognition of the actuarial gains through Other comprehensive income and reduction of the net deficit of the pension fund; b) immediate reduction of the cost of past services in the profit and loss account and increase of the net deficit of the pension fund; and c) reversal of the difference between the gain resulting from the expected rate of return on the pension plan’s assets and the discount rate, through Comprehensive income.

Annual Improvements 2009–2011 Cycle (May 2012)

The annual improvements to the 2009–2011 cycle of IFRS include various alterations to numerous IFRS.  The changes to IFRS are applicable for annual periods starting on or after January 1, 2013, and include:

■                                      Changes to IAS 16 – Property, plant and equipment;

■                                      Alterations to IAS 32 – Financial instruments: presentation.

Alterations to IAS 16

The changes to IAS 16 set out that replacement parts, equipment and service equipment should be classified as property, plant and equipment to the extent that they are in accordance with the definition of PP&E of IAS 16 and, otherwise, as inventories. Management has not determined whether the changes to IAS 16 will have a significant effect on the Company’s accounting statements.

Changes to IAS 32

The changes to IAS 32 state that the income tax related to distributions to holders of equity instruments and to costs of equity transactions must be accounted in accordance with IAS 12 – Income taxes.  Management believes that the changes to IAS 32 will not have a significant effect on the Company’s accounting statements.

Pronouncement not applicable to the Company

■                                      IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine.

r)              Determination of adjustment to present value

The Company applied the adjustment to present value on certain onerous concession contracts (see note 4) and also on the balance of the debentures issued (see note 19) by the Company. The discount rates used were consistent with the cost of raising funds in transactions with the same term on the date of the transactions, which represents, in the Company’s estimation, a percentage of 12.50%, including inflation expectations.

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

Transchile’s financial statements, for consolidation purposes, are translated from U.S. dollars (Transchile’s functional currency) to Reais based on the exchange rate at the reporting date, since CEMIG’s functional currency is the Real. Foreign currency differences are recognized in other comprehensive income and are presented in shareholders’ equity. Since January 1, 2009, CEMIG’s date of transition to IFRS, the Company has applied IAS 21 – The Effects of Changes in Foreign Exchange Rates and these differences have been recognized in the Equity Valuation Adjustments account.

The reporting dates of the remaining subsidiaries and jointly-controlled subsidiaries used for consolidation purposes coincide with those of the holding company.

The consolidated financial statements include the balances and transactions of the exclusive investment funds, which the only unit holder is the Company and its subsidiaries. The funds comprise public and private debt securities and debentures of companies with a minimum Brazilian long-term risk rating of A+(bra), thus ensuring high liquidity of the securities.

The exclusive funds, of which financial statements are regularly reviewed and audited, are subject to obligations restricted to payment for services rendered for administration of the assets, attributed to the operation of investments, such as custody fees, audit fees and other expenses. There are no significant financial obligations or assets of the unit holders to guarantee these obligations.

As shown in the table below, the Company uses full and proportional consolidation criteria when preparing its consolidated financial statements. The interest in the Company’s subsidiaries and jointly-controlled subsidiaries presented in the table below based on the subsidiary’s share capital held by CEMIG.

Subsidiaries and jointly controlled companies	Form of consolidation	2012		2011		01/01/2011
		Direct stake (%)	Indirect stake (%)	Direct stake (%)	Indirect stake (%)	Direct stake (%)	Indirect stake (%)
Subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	Full	100	-	100	-	100	-
Cemig Baguari Energia	Full	-	100	-	100	-	100
Hidrelétrica Cachoeirão	Proportional	-	49	-	49	-	49
Guanhães Energia	Proportional	-	49	-	49	-	49
Madeira Energia	Proportional	-	10	-	10	-	10
Hidrelétrica Pipoca	Proportional	-	49	-	49	-	49
Baguari Energia	Proportional	-	69.39	-	69.39	-	69.39
Empresa Brasileira de Transmissão de Energia – EBTE	Proportional	-	49	-	49	-	49
Central Eólica Praias de Parajuru	Proportional		49		49		49
Central Eólica Volta do Rio	Proportional	-	49	-	49	-	49
Central Eólica Praias de Morgado	Proportional	-	49	-	49	-	49
Taesa	Proportional	-	43.36	-	56.69	-	56.69
Light Ger	Proportional	-	49	-	49	-	49
Amazônia Energia	Proportional	-	74.50	-	74.50	-	-
Cemig Distribuição	Full	100	-	100	-	100	-
Cemig Telecom	Full	100	-	100	-	100	-
Ativas Data Center	Proportional	-	49	-	49	-	49
Rosal Energia	Full	100	-	100	-	100	-
Sá Carvalho	Full	100	-	100	-	100	-
Horizontes Energia	Full	100	-	100	-	100	-
Usina Térmica Ipatinga	Full	100	-	100	-	100	-
Cemig PCH	Full	100	-	100	-	100	-
Cemig Capim Branco Energia	Full	100	-	100	-	100	-
Cemig Trading	Full	100	-	100	-	100	-
Efficientia	Full	100	-	100	-	100	-
Central Termelétrica de Cogeração	Full	100	-	100	-	100	-
UTE Barreiro	Full	100	-	100	-	100	-
Empresa de Serviços e Comercialização de Energia Elétrica	Full	100	-	100	-	100	-
Cemig Serviços	Full	100	-	100	-	100	-
Gasmig	Proportional	59.57	-	55.19	-	55.19	-
Companhia Transleste de Transmissão	Proportional	25	-	25	-	25	-
Companhia Transudeste de Transmissão	Proportional	24	-	24	-	24	-
Companhia Transirapé de Transmissão	Proportional	24.5	-	24.5	-	24.5	-
Light	Proportional	26.06	-	26.06	-	26.06	-
Light SESA	Full	-	26.06	-	26.06	-	26.06
Light Energia	Full	-	26.06	-	26.06	-	26.06
Light Esco	Full	-	26.06	-	26.06	-	26.06
Light Ger	Full	-	13.29	-	13.29	-	13.29
Light Soluções em Eletricidade	Full	-	26.06	-	26.06	-	26.06
Instituto Light	Full	-	26.06	-	26.06	-	26.06
Itaocara Energia	Full	-	26.06	-	26.06	-	26.06
Lightcom	Full	-	26.06	-	26.06	-	26.06
Amazônia Energia Participações	Proportional	-	6.65	-	6.65	-	6.65
CR Zongshen E-Power Fabricadora de Veículos	Proportional	-	5.21	-	5.21	-	5.21
Axxiom	Proportional	-	13.29	-	13.29	-	13.29
Transchile	Proportional	49	-	49	-	49	-
Companhia de Transmissão Centroeste de Minas	Proportional	51	-	51	-	51	-
Empresa Amazonense de Transmissão de Energia – EATE	Proportional	49.98	-	49.98	-	49.98	-
Sistema de Transmissão Catarinense – STC	Full	-	39.99	-	39.99	-	30.82
Lumitrans Cia. Transmissora de Energia Elétrica	Full	-	39.99	-	39.99	-	30.82
Empresa Brasileira de Transmissão de Energia – EBTE	Proportional	-	25.49	-	25.49	-	19.65
Empresa Paraense de Transmissão de Energia – ETEP	Proportional	49.98	-	49.98	-	49.98	-
Empresa Santos Dumont Energia – ESDE	Full	-	49.98	-	49.98	-	49.98
Empresa Norte de Transmissão de Energia – ENTE	Proportional	49.99	-	49.99	-	49.99	-
Empresa Regional de Transmissão de Energia – ERTE	Proportional	49.99	-	49.99	-	49.99	-
Empresa Catarinense de Transmissão de Energia – ECTE	Proportional	19.09	-	19.09	-	19.09	-
Empresa de Transmissão Serrana - ETSE	Full	-	19.09	-	19.09	-	-
Axxiom	Proportional	49	-	49	-	49	-
Parati	Proportional	25	-	25	-	-	-
Light	Proportional	-	6.43	-	6.43	-	-

4. CONCESSIONS HELD BY THE CEMIG GROUP; AND THE EFFECTS OF PROVISIONAL MEASURE 579 OF SEPTEMBER 11, 2012 (CONVERTED TO LAW 12783 OF JANUARY 11, 2013)

CEMIG and its subsidiaries and jointly-controlled subsidiaries hold the following concessions from ANEEL:

	Location	Date of Concession or Authorization	Date of Expiration
GENERATION	Location: (RIVER)
Hydroelectric power plants
UHE Santo Antônio	River Madeira	06/2008	06/2043
São Simão	River Paranaíba	01/1965	01/2015
Emborcação	River Paranaíba	07/1975	07/2025
Nova Ponte	River Araguari	07/1975	07/2025
Jaguara	River Grande	08/1963	08/2013
Miranda	River Araguari	12/1986	12/2016
Três Marias	River São Francisco	04/1958	07/2015
Volta Grande	River Grande	02/1967	02/2017
Irapé	River Jequitinhonha	01/1999	02/2035
Aimorés	River Doce	07/2000	12/2035
Salto Grande	River Santo Antônio	10/1963	07/2015
Funil	River Grande	10/1964	12/2035
Queimado	River Preto	11/1997	01/2033
Itutinga	River Grande	01/1953	07/2015
Capim Branco I	River Araguari	08/2001	08/2036
Capim Branco II	River Araguari	08/2001	08/2036
Camargos	River Grande	08/1958	07/2015
Porto Estrela	River Santo Antônio	05/1997	07/2032
Igarapava	River Grande	05/1995	12/2028
Piau	River Piau / Pinho	10/1964	07/2015
Gafanhoto	River Pará	09/1953	07/2015
Sá Carvalho	River Piracicaba	12/1994	12/2024
Rosal	Itabapoana – RJ	05/1997	05/2032
Pai Joaquim	River Araguari	04/2002	04/2032
Salto Paraopeba	River Paraopeba	10/2000	10/2030
Machado Mineiro	River Pardo	07/1995	07/2025
Salto do Passo Velho	River Capecozinho	10/2000	10/2030
Salto do Voltão	River Capecozinho	10/2000	10/2030
PCH Cachoeirão	River Manhuaçu	07/2000	07/2030
UHE Baguari	River Doce	08/2006	08/2041
PCH Pipoca	River Manhuaçu	09/2001	09/2031
Light – UHE Fontes Nova	River dos Lajes	07/1996	06/2026
Light – UHE Nilo Peçanha	River dos Lajes	07/1996	06/2026
Light – UHE Pereira Passos	River dos Lajes	07/1996	06/2026
Light – UHE Ilha dos Pombos	River Paraíba do Sul	07/1996	06/2026
Light – UHE Santa Branca	River Paraíba do Sul	07/1996	06/2026

Wind power plants (1)	(CITY/STATE)
Morro do Camelinho	Gouveia – MG	03/2000	01/2017
Praias do Parajuru	Berberibe – CE	09/2002	08/2029
Volta do Rio	Aracajú – CE	12/2001	08/2034
Praia de Morgado	Aracajú - CE	12/2001	08/2034
Grupo Eólico Renova (14)	Sudoeste da Bahia	08/2011	08/2045

Thermoelectric power plants (1)	CITY/STATE)
Igarapé	Juatuba – MG	01/2005	08/2024
Ipatinga	Ipatinga – MG	11/2000	12/2014
Barreiro	Belo Horizonte – MG	02/2002	04/2023

Projects in progress – Hydroelectric power plants (1)	(RIVER)
PCH Dores dos Guanhães	River Guanhães	11/2002	11/2032
PCH Fortuna II	River Guanhães	12/2001	12/2031
PCH Senhora do Porto	River Guanhães	10/2002	10/2032
PCH Jacaré	River Guanhães	10/2002	10/2032

TRANSMISSION	Location: (STATE)
National Grid	Minas Gerais	07/1997	07/2015
Substation Itajubá – 3	Minas Gerais	10/2000	10/2030
Transmission Lines
Transleste – Irapé – Montes Claros	Minas Gerais	02/2004	02/2034
Transudeste –Itutinga – Juiz de Fora	Minas Gerais	03/2005	03/2035
Transirapé – Irapé – Araçuaí	Minas Gerais	03/2005	03/2035
EBTE – Juína-Brasnorte	Mato Grosso	10/2008	10/2038
ETEP – Tucuruí – Vila do Conde	Pará	06/2001	06/2031
ENTE – Tucuruí – Marabá – Açailândia	Pará/Maranhão	12/2002	12/2032
ERTE – Vila do Conde – Santa Maria	Pará	12/2002	12/2032
EATE – Tucuruí – Presidente Dutra	Pará	06/2001	06/2031
ECTE – Campos Novos – Blumenau	Santa Catarina	11/2000	11/2030
STC – Barra Grande	Santa Catarina	06/2006	06/2036
Lumitrans – Machadinho	Santa Catarina	07/2004	07/2034
Taesa - TSN (1)	Goiás/ Bahia	12/2000	12/2030
Taesa – Munirah (2)	Bahia	02/2004	02/2034
Taesa – Gtesa (3)	Pernambuco/ Paraíba	01/2002	01/2032
Taesa – Patesa (4)	Rio Grande do Norte	12/2002	12/2032
Taesa – NVT (5)	Maranhão/Distrito Federal	12/2000	12/2030
Taesa – ETAU (6)	Santa Catarina/Rio G. do Sul	12/2002	12/2032
Taesa – ETEO (7)	São Paulo	05/2000	05/2030
Taesa – Brasnorte (8)	Mato Grosso	03/2008	03/2038
Taesa – STE (9)	Rio Grande do Sul	12/2002	12/2032
Taesa – ATE (10)	Paraná/São Paulo	02/2004	02/2034
Taesa – ATE II (11)	Tocantins/Piauí/Bahia	03/2005	03/2035
Taesa – ATE III (12)	Tocantins/Pará	03/2006	03/2036
Transchile – LT Charrua – Nueva Temuco	Chile	05/2005	05/2028
Centroeste de Minas – LT Furnas – Pimenta	Minas Gerais	03/2005	03/2035

Projects in progress – Transmission
ESDE –Barbacena2-Juiz de Fora 1	Minas Gerais	11/2009	11/2039
Taesa – São Gotardo (13)	Minas Gerais	08/2012	08/2042

DISTRIBUTION
Cemig Distribuição
North	Minas Gerais	04/1997	02/2016
South	Minas Gerais	04/1997	02/2016
East	Minas Gerais	04/1997	02/2016
West	Minas Gerais	04/1997	02/2016
Light SESA and Light Energia
Metropolitan Region	Rio de Janeiro	07/1996	06/2026
Grande Rio	Rio de Janeiro	07/1996	06/2026
Vale do Paraíba	Rio de Janeiro	07/1996	06/2026

(1)                  TSN – Transmissora Sudeste Nordeste S.A.

(2)                  Munirah Transmissora de Energia S.A.

(3)                  Gtesa - Goiânia Transmissora de Energia S.A.

(4)                  Paraíso Açu Transmissora de Energia S.A.

(5)                  NVT - Novatrans Energia S.A.

(6)                  ETAU - Empresa de Transmissão Alto Uruguai S.A.

(7)                  ETEO - Empresa de Transmissão de Energia do Oeste S.A.

(8)                  Brasnorte Transmissora de Energia S.A.

(9)                  STE – Sul Transmissora de Energia S.A.

(10)             ATE – Transmissora de Energia S.A.

(11)             ATE II – Transmissora de Energia S.A.

(12)             ATE III – Transmissora de Energia S.A.

(13)             São Gotardo Transmissora de Energia S.A.

(14)             Renova Energia S.A.

The following tables list the authorizations held by Renova Energia S.A:

Small Hydro Plants	Contract	ANEEL´s Resolution	Date of Resolution	Installed capacity
Cachoeira da Lixa	PROINFA	697	12/24/2003	14.8 MW
Colino 2	PROINFA	695	12/25/2003	16.0 MW
Colino 1	PROINFA	703	12/26/2003	11.0 MW

Wind Power Plants	Contract	Mining and Energy Ministry Order	Date of Order	Installed capacity
Centrais Eólicas Alvorada S.A.	LER 03/2009	695	08/05/2010	8.0 MW
Centrais Eólicas Candiba S.A.	LER 03/2009	691	08/05/2010	9.6 MW
Centrais Eólicas Guanambi S.A.	LER 03/2009	700	08/06/2010	20.8 MW
Centrais Eólicas Guirapá S.A.	LER 03/2009	743	08/19/2010	28.8 MW
Centrais Eólicas Igaporã S.A.	LER 03/2009	696	08/05/2010	30.4 MW
Centrais Eólicas Ilhéus S.A.	LER 03/2009	690	08/05/2010	11.2 MW
Centrais Eólicas Lucílio de Almeida S.A.	LER 03/2009	692	08/05/2010	24.0 MW
Centrais Eólicas Nossa Senhora Conceição S.A.	LER 03/2009	693	08/05/2010	28.8 MW
Centrais Eólicas Pajeú do Vento S.A.	LER 03/2009	694	08/05/2010	25.6 MW
Centrais Eólicas Pindaí S.A.	LER 03/2009	699	08/05/2010	24.0 MW
Centrais Eólicas Planaltina S.A.	LER 03/2009	697	08/05/2010	27.2 MW
Centrais Eólicas Porto Seguro S.A.	LER 03/2009	698	08/05/2010	6.4 MW
Centrais Eólicas Rio Verde S.A.	LER 03/2009	742	08/19/2010	30.4 MW
Centrais Eólicas Serra do Salto S.A	LER 03/2009	689	08/05/2010	19.2 MW
Centrais Eólicas Morrão S.A	LER 05/2010	268	04/20/2011	28.8 MW
Centrais Eólicas Seraíma S.A	LER 05/2010	332	05/27/2011	28.8 MW
Centrais Eólicas Tanque S.A	LER 05/2010	330	05/26/2011	28.8 MW
Centrais Eólicas da Prata S.A	LER 05/2010	117	03/25/2011	20.8 MW
Centrais Eólicas dos Araças S.A	LER 05/2010	241	04/07/2011	30.4 MW
Centrais Eólicas Ventos dos Nordeste S.A	LER 05/2010	161	03/18/2011	22.4 MW
Centrais Eólicas Borgo S.A	LEN 02/2011	222	04/13/2012	19.2 MW
Centrais Eólicas Dourados S.A	LEN 02/2011	130	03/13/2012	28.8 MW
Centrais Eólicas Maron S.A	LEN 02/2011	107	03/08/2012	28.8 MW
Centrais Eólicas Serra do Espinhaço S.A	LEN 02/2011	171	03/22/2012	17.6 MW
Centrais Eólicas Ametista S.A	LEN 02/2011	135	03/14/2012	28.8 MW
Centrais Eólicas Caetité S.A	LEN 02/2011	167	03/21/2012	28.8 MW
Centrais Eólicas Espigão S.A	LEN 02/2011	172	03/22/2012	9.6 MW
Centrais Eólicas Pelourinho S.A	LEN 02/2011	168	03/21/2012	22.4 MW
Centrais Eólicas Pilões S.A	LEN 02/2011	128	03/13/2012	28.8 MW
Renova Energia S.A. (São Salvador) *	LEN 06/2012	-	-	-

* Awaiting publication of Ordinance

Distribution concessions

The concession contracts and the Brazilian legislation establish a mechanism of maximum prices that allows for 3 types of adjustment of tariffs charged: (1) the annual Adjustment; (2) the period Review; and (3) Extraordinary Review.

The company has the right, each year, to receive an annual tariff Adjustment, the purpose of which is to compensate the effects of inflation on tariffs, and make it possible to pass through to consumers certain changes in costs that are outside the Company’s control, such as the cost of electricity, electricity bought for resale, and the sector charges, including charges resulting from the use of the transmission and distribution facilities.

Further to this, Aneel carries out a periodic review of tariff levels – every five years for Cemig D, and every four years for Light – which aims to identify changes in the Company’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustment, to share such gains with the Company’s consumers.

The company also has the right to request an extraordinary review of tariffs, if unpredictable events significantly change the economic/financial equilibrium of the concession. The periodic review and the extraordinary review are subject, to a certain extent, to the discretion of Aneel, although there are specific rules are pre-established for each review cycle. Although it is laid down in the concession contracts that the Company must continue to have economic/financial equilibrium, it cannot be guaranteed that Aneel will set tariffs that will adequately compensate the Company and that revenues and operational profits will not be adversely affected by such tariffs. When the Company requests a tariff adjustment it is necessary to prove the financial impact resulting from these events on its operations.

Under these contracts the Company is authorized to charge its consumers a rate for retail supply of energy that consists of two components:

(1)	a portion relating to the costs of generation, transmission and distribution that are non-controllable (“Portion A Costs”); and
(2)	a portion of operational costs (“Portion B Costs”).

Both portions are set as part of the original concession for given initial periods.  Subsequently to the initial periods, and at regular intervals, Aneel has the authority to review the Company’s costs, to determine inflation adjustments (or other similar adjustment factors), if any, applicable to the Portion B Costs (the “Scalar Adjustment”) for the subsequent period. This review may result in a positive, null or negative scalar adjustment.

Generation concessions

In Generation, the company, as well as selling electricity through auctions to the distributors in the captive market, also sells electricity to Free Consumers in the Free Market (Ambiente de Contratação Livre, or ACL).  In the Free Market, electricity is traded by generation concession holders, Small Hydro Plants (PCHs), self-generators, traders, and importers of electricity.

Free consumers are those that have demand exceeding 3 MW at a voltage of 69kV or higher, or at any voltage if their supply began after July 1995.

A consumer that has opted for the Free Market may return to the regulated system only if it gives its distributor five years’ prior notice. The purpose of this period of notice is to ensure that if necessary the distributor will be able to buy additional electricity to supply the re-entry of Free Consumers into the regulated market. The state-controlled generators can sell electricity to Free Consumers, but unlike the private generators they are obliged to do so through an auction process.

Transmission concessions

Under its transmission concession contracts, Cemig is authorized to charge the Tariff for Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). These tariffs are adjusted annually on the same date as the adjustments of the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of

the transmission concession holders. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The service of transport of large quantities of electricity for long distances, in Brazil, is provided by a network of transmission lines and substations operating at a voltage of 230 kV or higher, referred to technically as the Basic Grid (Rede Básica), or National Grid.

Any agent of the electricity sector that produces or consumes electricity has the right to use the Basic Grid, as does the consumer, provided certain technical and legal requirements are met. This is referred to as Open Access, and in Brazil is guaranteed by law and by the regulator, Aneel.

The payment for use of transmission service also applies to generation provided by Itaipu Binacional, the company operating the Itaipu plant on the borders of Brazil and Paraguay. However, due to the legal characteristics of that plant, the corresponding charges are assumed by the distribution concessions that hold the respective quotas of its output.

For the newer transmission concessions – granted after the year 2000, the portion of the assets that will not be used during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

Starting from 2013, for the Company’s older transmission concessions, granted before the year 2000, remuneration will be according to the terms of Provisional Measure 579 (converted into Law 12,783), under which the assets are the property of the Grantor Power, and the Company is remunerated for the operation and maintenance of these assets.

Gas concessions

The concessions for natural gas distribution are given at the State level, and in the state of Minas Gerais the tariffs for natural gas are fixed by the regulatory body – the Minas Gerais State Economic Development Department, in accordance with the market segment. The tariffs comprise a portion for the cost of gas and a portion relative to the operation of the concession. The tariffs are adjusted each quarter to pass through the cost of gas, and once a year, to update the portion that aims to cover the costs relating to the provision of distribution service – remuneration on capital invested – and to cover all the operational, commercial and administrative expenses incurred by the Concession holder.

As well as these adjustments, a Tariff Review is scheduled for July 2015. These reviews should occur each five years, to evaluate variations in the company’s costs and to adapt the tariffs. In the concession contract there is also a possibility of an Extraordinary Review if events take place that put the economic / financial equilibrium of the concession at risk.

PROVISIONAL MEASURE 579 (FEDERAL LAW 12783)

On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (“PM 579”), subsequently approved by Congress and sanctioned on January 11, 2013, which makes provisions governing: electricity generation, transmission and distribution concessions; reduction of the sector charges and moderation of tariffs.

With PM 579, the government aimed to close the debate on whether those electricity concessions that are referred to by Articles 17, §5º, 19 and 22 of Law 9074 (of July 7, 1995) and have expiry dates as from 2015, will be renewed, under the terms set out in that Law and in the respective Concession Contracts; or whether they would be put out to tender.

PM 579, when dealing with the extensions of concessions for electricity distribution, transmission and generation covered by the articles listed above, imposed new conditions on the concession holders for extension, allowing extension for a period of 30 years, provided that (i) the expiry dates of those concessions were brought forward, and (ii) concession holders would sign Amendments to their Concession Contracts with the Concession-granting Power, establishing the new conditions.

The extension referred to also depends on express acceptance by the concession holder of the criteria for remuneration, allocation of energy, and quality standards contained in PM 579; and PM 579 also specifies that indemnity for assets not yet amortized or depreciated will be based on the New Replacement Value (Valor Novo de Reposição, or VNR).

Also, concessions not extended under PM 579 will remain with their present holders, and will be tendered (by auction or competition), for 30 years, at the end of each concession contract.

In keeping with the timetable set by PM 579, Mining and Energy Ministry (MME) Ministerial Orders 578 and 579, of October 31, 2012, set out the initial tariffs for the hydroelectric plants covered by PM 579, and also the initial electricity transmission revenues governed by its Article 6, applying to cases where the extension of the concession is brought forward.

On November 1, 2012, Joint Order 580 of the Mining and Energy and Finance Ministries laid down the values of indemnities to be paid to holders of generation and transmission contracts that opt to accept early extension of their concessions.  It needs to be pointed out that the amounts of indemnity that have been published for transmission are partial, and do not include the assets dating from before June 2000. There are plans for defining the value of the indemnity for these assets in 2013.

In response to the circumstances created by PM 579, the Company’s Board of Directors made the following decisions in relation to renewal of concessions:

Electricity distribution

Application was made for renewal of the following public electricity distribution service concession contracts:

CEMIG North,      Nº 002/97;

CEMIG South,  Nº 003/97;

CEMIG East,           Nº 004/97; and

CEMIG West,       Nº 005/97

– all dated July 10, 1997, and given under DNAEE Ministerial Order 130 of April 17, 1997, published in the federal Official Gazette of April 22, 1997, and extended by Ministerial Order 125 of April 17, 1997 issued by the Mining and Energy Ministry, published in the federal Official Gazette on April 22, 1997.

The expiry dates of the distribution concessions of Cemig D that will be extended for 30 years are in February 2016.

Since the concessions of Light have expiry dates only after 2026, the rules introduced by PM 579 do not affect Light at this moment, and no significant impact to be recognized has been identified.

Electricity transmission

The Company applied for renewal of concession contract 006/97 – Cemig, which governs the transmission facilities under its responsibility classified as being part of the National Grid within the state of Minas Gerais, under Law 9074/95 and the relevant regulations.

The book value of the financial assets relating to contract 006/97 is R$ 635. The indemnity specified in Interministerial Order 580 for the Company’s post-June-2000 transmission assets is R$ 285.  As mentioned above, no value for indemnity for the transmission assets prior to June 2000 has yet been disclosed.

Since the company, under the criteria specified in PM 579, has the right to indemnity for the total of its assets that have not yet been depreciated and the actual value of the indemnity has not yet been disclosed by Aneel, the company has estimated indemnity values, using as a reference Aneel Technical Note 387/2012, in which studies are presented for definition of the VNR of the transmission facilities, the total indemnity of Cemig being estimated at R$ 828.

The difference between the book value and the estimated value of the indemnity has been posted by the company as a gain in the Profit and loss account for 2012, in the amount of R$ 192.

The announced indemnity of R$ 285 for the transmission assets subsequent to June 2000 was received in January 2013. It has been specified that the indemnity for the remaining portion, in the estimated amount of R$ 542, will be received over a period of 30 years, in accordance with criteria yet to be decided by the Concession-granting power.

PM 579 does not apply to the transmission concessions of Taesa and TBE, so there are no impacts relating to the VNR to be recognized in their financial statements.

Electricity generation

The Company opted not to renew the electricity generation concessions for the plants listed below, which are included in Concession Contract 007/97 – Cemig Geração:

Power plant	Concession expiry date	Installed capacity (MW)	Net balance of the assets based on historic cost, at December 31, 2012	Net balance of the assets based on deemed cost, at December 31, 2012
Hydroelectric plants
Três Marias	07/2015	396.00	53	429
Volta Grande	02/2017	380.00	30	83
Salto Grande	07/2015	102.00	14	44
Itutinga	07/2015	52.00	3	11
Camargos	07/2015	46.00	5	22
Small Hydro Plants
Piau	07/2015	18.01	1	11
Gafanhoto	07/2015	14.00	2	16
Peti	07/2015	9.40	2	10
Tronqueiras	07/2015	8.50	2	14
Joasal	07/2015	8.40	2	10
Martins	07/2015	7.70	-	3
Cajuru	07/2015	7.20	4	5
Paciência	07/2015	4.08	1	6
Marmelos	07/2015	4.00	1	6
Dona Rita	07/2015	2.41	1	3
Sumidouro	07/2015	2.12	2	2
Anil	07/2015	2.08	1	-
Poquim	07/2015	1.41	2	5
		1,065.31	126	680

Note: The amounts for the deemed cost were recorded at the time of adoption of IFRS, on January 1, 2009. The difference between the amount of the deemed cost and the historic cost is posted directly in a specific line of the Company’s equity, without this initial reporting having an effect on the Company’s reported profit.

For the concessions for the Jaguara, São Simão and Miranda plants, which have expiry dates in August 2013, January 2015 and December 2016, respectively, the Company believes that it has the right to extend the concessions on the conditions prior to PM 579, under clauses existing in those contracts and under Article 19 of Law 9074/1995.

The historic balances of the assets of these plants on December 31, 2012 totaled R$ 1,032; and on the basis of deemed cost, used in the adoption of the new accounting standards, was R$ 1,305.The concession contract states that Cemig GT will have the right to indemnity of the assets that have not been depreciated at the end of the concessions, which in the company’s interpretation will take place after the extension mentioned in the previous paragraph.

The other generation concessions of the Cemig group are not governed by PM 579, and thus they produce no impact to be recognized in the financial statements.

Concessions payable

When obtaining the concessions for construction of certain generation projects, the Company agreed to make payments to ANEEL during the concession agreement period as compensation for commecial exploration. The information on the Company’s concessions and the amounts to be paid, refer to the table below:

Ventures	Nominal amount in 2012	Present value in 2012	Amortization period	Index
Porto Estrela (Consortium)	390	138	08/2001 to 07/2032	IGPM
Irapé	33	12	03/2006 to 02/2035	IGPM
Queimado (Consortium)	8	3	01/2004 to 12/2032	IGPM
Baguari (Consortium)	5	2	09/2009 to 09/2042	IPCA
Itaocara (Consortium)	71	33	to 09/2036	IGPM

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

The payments paid to the grantor for the Porto Estrela, Irapé, Queimado and Baguari plants in 2012 were approximately R$6.1, R$1.3, R$0.4 and R$0.2 , respectively.

The present value of the payments to be paid in the 12-month period are: R$13.9, R$1.3, R$0.4 and R$0.3 , respectively.

The rate used by CEMIG to discount the face value of its onerous concession liabilities to present value was 12.50%, which represents the average borrowing rate under normal conditions on the date of transition to IFRS.

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

The Company also operates in the gas, telecommunications and other businesses markets that have a smaller impact on the results of its operations.

The table below presents disclosures per operating segment for 2012, 2011 and 2010:

FINANCIAL STATEMENTS BY ACTIVITY DECEMBER 31, 2012
DESCRIPTION	ELECTRIC POWER
	Generation	Transmission	Distribution	Gas	Telecom	Other	Elimination	Total

ASSETS	12,913	9,929	14,156	937	422	2,739	(323)	40,773
INVESTMENTS	804	(178)	1,446	155	32	1	-	2,260

REVENUE	4,556	1,680	11,722	625	136	294	(553)	18,460

COST
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(767)	-	(5,275)	-	-	(181)	272	(5,951)
Charges for the use of the basic transmission grid	(287)	-	(973)	-	-	-	249	(1,011)
Gas bought for resale	-	-	-	(495)	-	-	-	(495)
Total - Cost of electricity and gas	(1,054)	-	(6,248)	(495)	-	(181)	521	(7,457)

OPERATING COSTS AND EXPENSES
Personnel and management	(194)	(143)	(911)	(21)	(39)	(53)	-	(1,361)
Employee and manager profit sharing	(40)	(24)	(164)	-	(2)	(14)	-	(244)
Post-employment obligations	(20)	(10)	(94)	-	-	(10)	-	(134)
Materials	(10)	(10)	(58)	(1)	-	(3)	-	(83)
Outsourced services	(170)	(97)	(807)	(8)	(22)	(51)	28	(1,127)
Depreciation and amortization	(389)	(5)	(494)	(20)	(36)	(57)	-	(1,001)
Operating provisions	1	4	(386)	-	-	(401)	-	(782)
Royalties for use of water resources	(186)	-	-	-	-	-	-	(186)
Construction Cost	-	(159)	(1,446)	(25)	-	-	-	(1,630)
Other	(114)	(40)	(371)	(3)	(19)	(91)	5	(634)
Total - Operational Cost	(1,122)	(484)	(4,731)	(78)	(118)	(680)	33	(7,182)

TOTAL COST	(2,176)	(484)	(10,979)	(573)	(118)	(861)	553	(14,638)

GROSS PROFIT	2,380	1,196	743	52	18	(567)	-	3,822
Gain on issuance of shares of jointly controlled entities	-	259	5	-	-	-	-	264
Equity in subsidiaries	(3)	-	-	-	-	-	-	(3)
Financial Revenues	131	156	327	32	11	2,553	-	3,210
Financial Expenses	(429)	(564)	(727)	(13)	(13)	(212)	-	(1,958)
Profit before taxes	2,079	1,047	348	71	16	1,774	-	5,335
Income tax and social contribution tax	(612)	(107)	(429)	(14)	(4)	(338)	-	(1,504)
Deferred income tax and social contribution tax	56	(124)	374	-	(2)	137	-	441
PROFIT FOR THE YEAR	1,523	816	293	57	10	1,573	-	4,272

FINANCIAL STATEMENTS BY ACTIVITY AT DECEMBER 31, 2011 RECLASSIFIED
DESCRIPTION	ELECTRIC POWER
	Generation	Transmission	Distribution	Gas	Telecom	Other	Elimination	Total

ASSETS	12,104	8,711	13,128	854	420	14,702	(12,910)	37,009
INVESTMENTS	972	1,030	1,857	84	36	-	-	3,979

REVENUE	3,783	1,290	10,548	458	125	50	(505)	15,749

COST
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(587)	-	(3,921)	-	-	-	230	(4,278)
Charges for the use of the basic transmission grid	(268)	-	(812)	-	-	-	250	(830)
Gas bought for resale	-	-	-	(329)	-	-	-	(329)
Total - Cost of electricity and gas	(855)	-	(4,733)	(329)	-	-	480	(5,437)

OPERATING COSTS AND EXPENSES
Personnel and managers	(176)	(137)	(839)	(19)	(28)	(50)	-	(1,249)
Employee and manager profit sharing	(35)	(20)	(148)	-	(2)	(16)	-	(221)
Post-employment obligations	(19)	(9)	(87)	-	(1)	(8)	-	(124)
Materials	(11)	(12)	(72)	(1)	-	(2)	-	(98)
Outsourced services	(131)	(72)	(802)	(7)	(21)	(18)	20	(1,031)
Depreciation and amortization	(409)	(6)	(505)	(22)	(35)	(6)	-	(983)
Operating provisions	(6)	(3)	(249)	-	(1)	2	-	(257)
Royalties for use of water resources	(154)	-	-	-	-	-	-	(154)
Construction Cost	-	(117)	(1,412)	-	-	-	-	(1,529)
Other	(60)	(36)	(236)	(5)	(16)	(14)	5	(362)
Total - Operational Cost	(1,001)	(412)	(4,350)	(54)	(104)	(112)	25	(6,008)

TOTAL COST	(1,856)	(412)	(9,083)	(383)	(104)	(112)	505	(11,445)

GROSS PROFIT	1,927	878	1,465	75	21	(62)	-	4,304
Equity in subsidiaries	(1)	-	-	-	-	-	-	(1)
Financial Revenues	178	130	362	26	11	288	-	995
Financial Expenses	(462)	(500)	(713)	(12)	(13)	(265)	-	(1,965)
Profit before taxes	1,642	508	1,114	89	19	(39)	-	3,333
Income tax and social contribution tax	(460)	(83)	(383)	(20)	(6)	(159)	-	(1,111)
Deferred income tax and social contribution tax	57	(62)	69	-	5	124	-	193
PROFIT (LOSS) FOR THE YEAR	1,239	363	800	69	18	(74)	-	2,415

FINANCIAL STATEMENTS BY ACTIVITY DECEMBER 31, 2010 RECLASSIFIED
DESCRIPTION	ELECTRIC POWER
	Generation	Transmission	Distribution	Gas	Telecom	Other	Elimination	Total

ASSETS	11,549	7,906	11,115	842	390	13,641	(11,969)	33,474
INVESTMENTS	359	1,581	2,051	52	78	1	-	4,122

REVENUE	3,311	1,072	9,184	502	105	131	(515)	13,790

COST
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(382)	-	(3,570)	-	-	-	230	(3,722)
Charges for the use of the basic transmission grid	(271)	-	(712)	-	-	-	254	(729)
Gas bought for resale	-	-	-	(225)	-	-	-	(225)
Total - Cost of electricity and gas	(653)	-	(4,282)	(225)	-	-	484	(4,676)

OPERATING COSTS AND EXPENSES
Personnel and managers	(184)	(132)	(822)	(18)	(11)	(45)	-	(1,212)
Employee and manager profit sharing	(49)	(26)	(236)	-	(1)	(13)	-	(325)
Post-employment obligations	(24)	-	(73)	-	-	(10)	-	(107)
Materials	(14)	(12)	(106)	(1)	(1)	-	-	(134)
Outsourced services	(132)	(56)	(724)	(5)	(16)	(17)	27	(923)
Depreciation and amortization	(402)	6	(489)	(8)	(33)	(1)	-	(927)
Operating provisions	4	(3)	(252)	-	1	112	-	(138)
Royalties for use of water resources	(140)	-	-	-	-	-	-	(140)
Construction Cost	2	(212)	(932)	(186)	-	-	-	(1,328)
Other	(58)	(35)	(206)	1	(12)	(15)	4	(321)
Total - Operational Cost	(997)	(470)	(3,840)	(217)	(73)	11	31	(5,555)

TOTAL COST	(1,650)	(470)	(8,122)	(442)	(73)	11	515	(10,231)

GROSS PROFIT	1,661	602	1,062	60	32	142	-	3,559
Equity in subsidiaries	201	117	332	25	7	69	90	841
Financial Revenues	(454)	(364)	(606)	(9)	(5)	(66)	(90)	(1,594)
Profit before taxes	1,408	355	788	76	34	145	-	2,806
Income tax and social contribution tax	(436)	(80)	(209)	(16)	(5)	(126)	-	(872)
Deferred income tax and social contribution tax	63	14	(6)	-	(1)	254	-	324
PROFIT FOR THE YEAR	1,035	289	573	60	28	273	-	2,258

6. CASH AND CASH EQUIVALENTS

	2012	2011	2010

Bank accounts	157	157	95
Financial investments
Bank certificates of deposit	2,250	2,346	2,516
National Treasury Bonds (LTNs)	-	26	-
Financial Bonds - Banks	-	177	-
Others	79	156	369
	2,329	2,705	2,885
	2,486	2,862	2,980

These financial investments are transactions contracted with Brazilian institutions and international financial institutions with branches in Brazil for securities at normal market prices and under normal market conditions. All of these investments are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value and there is no restriction on its use.  The Company holds Time Deposits with Special Guarantees (DPGEs), which receive a percentage of return based on the CDI rate (which varies from 100% to 110%) published by CETIP (the Clearing House for the Custody and Financial Settlement of Securities).

The Company’s exposure to interest rate risk and a sensitivity analysis of the Company’s financial assets and liabilities are shown in Note 28.

7. SECURITIES

Securities refers to financial investments in transactions contracted with Brazilian financial institutions, and international financial institutions that have branch offices in Brazil, at market prices and on market conditions.

	2012	2011	01/01/2011
Cash investments
Current
Bank certificates of deposit	991	359	322
Treasury Financial Notes (LFTs)	21	-	-
Financial Notes – Banks	361	-	-
National Treasury Notes (NTNs)	80	-	-
Debentures	67	-	-
Others	38	-	-
	1,558	359	322
Non-current
Bank certificates of deposit	26	-	-
Financial Notes – Banks	79	-	-
Debentures	2	-	-
Others	55	-	-
	162	-	-
	1,720	359	322

These securities are classified in accordance with the accounting rules in Explanatory Note 28.

8. CONSUMERS AND TRADERS

Consumer category	Balances not yet due	Up to 90 days past due	More than 90 days past due	Total
	2012			2012	2011	01/01/2011

Residential	615	248	282	1,145	1,189	1,023
Industrial	506	92	164	762	787	711
Commercial, services and others	373	70	192	635	563	466
Rural	71	24	29	124	115	102
Governmental entities	117	17	61	195	156	139
Public illumination	44	5	22	71	95	84
Public service	60	12	48	120	184	194
Subtotal – Consumers	1,786	468	798	3,052	3,089	2,719
Wholesale supply to other concession holders	213	44	6	263	241	195
Spot supply transactions	62	-	8	70	-	-
Allowance for doubtful accounts receivable	-	-	(723)	(723)	(621)	(555)
Total – Consumers and traders	2,061	512	89	2,662	2,709	2,359

Current assets				2,347	2,550	2,263
Non-current assets				315	159	96

The breakdown of the allowance for doubtful accounts, by consumer category, is as follows:

	2012	2011	01/01/2011

Residential	252	317	249
Industrial	254	106	98
Commercial, services and others	159	152	116
Rural	16	16	17
Governmental entities	22	6	26
Public illumination	11	12	19
Public service	9	12	30
	723	621	555

The allowance for doubtful accounts is considered to be sufficient to cover any losses on the recoverability of these assets.

Changes in the allowance for doubtful accounts in 2012 and 2011 were as follows:

Balance at January 1, 2011	555
Formation of provision	164
Write-offs of accounts receivable	(98)
Balance at December 31, 2011	621
Provision accrued	315
Write-offs of accounts receivable	(213)
Balance at December 31, 2012	723

The Company’s exposure to credit risk related to accounts receivables from consumers and traders is presented in Note 28.

9. RECOVERABLE TAXES

	2012	2011	01/01/2011
Current
Recoverable ICMS	187	153	223
PIS and PASEP	17	33	27
COFINS	139	157	117
Other	17	11	7
	360	354	374
NON CURRENT
Recoverable ICMS	275	243	85
PIS, PASEP and COFINS	30	15	55
	140	70	-
	445	328	140
	805	682	514

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

10. INCOME TAX AND SOCIAL CONTRIBUTION

a) Income Tax And Social Contribution Recoverable

The balances of income tax and social contribution refer to tax credits in the income tax returns from previous years and advance payments made in 2012, which will be offset against the amount of federal tax payable calculated for the year 2013, recorded under Taxes payable.

	2012	2011	01/01/2011
Current
Income tax	194	171	353
Social contribution	69	50	137
	263	221	490
Non-current
Income tax	32	21	66
Social contribution	2	2	17
	34	23	83
	297	244	573

b)            Deferred Income Tax And Social Contribution

CEMIG and its subsidiaries and jointly-control subsidiaries have income taxes and social contribution calculated at the statutory annual rates of 25% and 9%, respectively. The Company’s tax credits for these taxes are comprised as follows:

	2012	2011	01/01/2011
Tax credits:
Tax loss carryforwards	366	409	569
Provisions	146	142	128
Employee post-retirement benefits	391	369	350
Allowance for doubtful accounts receivable	249	212	192
Tax credits on absorption of subsidiary	104	329	84
Taxes payable – suspended liability (1)	179	181	143
Paid concessions	66	62	58
Regulatory assets not recognized by IFRS	230	-	-
Others	50	145	119
Total	1,781	1,849	1,643

Deferred obligations
Cost of issuing securities	(6)	(4)	(3)
Foreign exchange variations	(21)	(18)	(17)
Deemed cost of property, plant and equipment	(385)	(521)	(566)
Adjustment to present value	(84)	(81)	(80)
Adjustments for application of IFRIC12 – Concession contracts	(236)	(315)	(178)
Borrowing costs, capitalized	(27)	(21)	(5)
Regulatory liabilities not recognized by IFRS	-	(82)	(49)
Taxes on income not redeemed – Presumed Profit method	(7)	(4)	(4)
Transmission companies: Indemnity gain	(81)	-	-
Assets related to concession	(430)	(451)	(501)
Others	-	(1)	(6)
Total	(1,277)	(1,498)	(1,409)
Total, net	504	351	234

Total Asset in the Statement of Financial Position	1,452	1,236	1,218
Total Liaility in the Statement of Financial Position	(948)	(885)	(984)

(1) Income Tax on PASEP/COFINS.

At a meeting on March 26, 2013, the Board of Directors approved the technical study prepared by CEMIG’s Financial and Investor Relations Committees on the forecast for future taxable profits, which shows its ability to use the deferred tax assets according with CVM Instruction nº 371.

The deductible temporary differences and tax loss carry forwards do not expire under current tax law. Deferred tax assets were recognized in relation to these items as it is probable that future taxable income will be available, enabling the Company to use these tax assets.

In accordance with the individual estimates of CEMIG, including its subsidiaries and jointly-controlled subsidiaries, future taxable income will allow the Company to make use of its the deferred tax assets existing at December 31, 2012, as follows:

Estimated Taxable Income
2013	395
2014	358
2015	184
2016	198
2017 to 2018	277
2019 to 2020	210
2021 and 2022	159
1,781

c)  Reconciliation of income tax and social contribution expenses

The following table presents the reconciliation of the nominal income tax (25% tax rate) and social contribution (9% tax rate) expenses with the actual expenses incurred, as shown in the income statement:

	2012	2011	2010

Profit before income tax and social contribution	5,335	3,333	2,822
Income tax and social contribution – nominal expense	(1,814)	(1,133)	(959)
Tax effects applicable to:
Equity gain (loss) in in investments	(1)	-	-
Non-deductible contributions and donations	(9)	(8)	(9)
Tax incentives	33	28	22
Tax credits not recognized	34	(2)	2
Gain on issuance of shares of jointly controlled entities	90	-	-
Amortization of goodwill	-	-	(10)
Adjustment in income tax and social contribution – prior year	12	(3)	4
Recognition of credits on tax loss carryforwards	-	120	289
Interest on Capital	578	-	-
VAT/TUSD legal action settlement – Minas Gerais State	(3)	-	-
Difference between Presumed Profit and Real Profit	32	32	-
Others	(15)	48	97
Income tax and social contribution – effective expense	(1,063)	(918)	(564)
Effective rate	19.93%	27.53%	19.99%

Current income tax and social contribution	(1,504)	(1,111)	(872)
Deferred income tax and social contribution	441	193	308

Income tax incentives of Transmissora Aliança de Energia Elétrica S.A. – Taesa

The Ministry of National Integration, through the Federal Agency for Development of the Northeast (ADENE) and  the Federal Agency for the Development of the Amazon Region (ADA), issued Constitutive Reports 169/2004 and 0260/2003 granting some of Taesa’s subsidiaries tax benefits of a 75% reduction to their income tax payable for the activity carried out in the region to which the benefits apply. This benefit is calculated on a monthly quota of operating profit of the Northeast-Southeast line of 84.48%, which is the effective percentage of the line in the state of Bahia, an area subsided by SUDENE (Superintendency for the Development of the Northeast).

11. ESCROW DEPOSITS

The escrow deposits refer mainly to tax and labor issues.

The principal payments into court in relation to tax obligations relate to: income tax withheld on Interest on Equity; and the Pasep and Cofins taxes – in relation to exclusion of VAT tax from the amount taxable by the PASEP and COFINS taxes.

	2012	2011	01/01/2011
Labor obligations	264	207	212

Tax obligations
Income tax on interest on shareholders´capital	15	14	15
State inheritance and donation taxes (ITCD)	121	116	49
Pasep and Cofins tax (a)	725	720	554
Others	107	59	14
	968	909	632

Others
Regulatory	33	45	52
Third party claims	7	6	6
Civil actions	1	14	8
Consumer works valuation	2	13	2
Injunctions	110	92	55
Others (b)	35	102	60
	188	272	183

	1,420	1,388	1,027

(a)     The balances of escrow deposits paid into court in relation to the PASEP and COFINS taxes have a corresponding provision recorded in Taxes and contributions. For details please see Note 18.

(b)     Most of these items are amounts blocked by the courts under various lawsuits.

12. ACCOUNTS RECEIVABLE FROM THE MINAS GERAIS STATE GOVERNMENT AND CRC ACCOUNT SECURITIZATION FUND

a) CRC Agreement

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

On January 24, 2011, The CRC Agreement was modified to address issues relating to remuneration of the receivable, which replaced the monetary updating unit in the agreement from UFIR to IGP-DI inflation index, backdated to November 2000, due to the abolition of the UFIR in October 2000, and certain guarantees relating to dividend retention by the State Government.

The Second and Third Amendments to the CRC Agreement were signed in October 2002, setting new conditions for amortization of the credits receivable from the Minas Gerais State Government.

As a result of default in receipt of the credits specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through retention of dividends becoming payable to State Government. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

According with the Fourth Amendment to the CRC Agreement, the Minas Gerais State Government would amortize this payable to the Company via 61 consecutive semi-annual installments, which are due on June 30 and December 31 of each year, over the period from June 2005 to June 2035.

b) Creation of CEMIG CRC Account Securitization Fund

On January 27, 2006, Cemig transferred the accounts receivable from the CRC Account Agreement to a credit securitzation investment fund (FDIC). The value of the FIDC was established by the Fund administrator, based on CEMIG’s long term financial predictions, estimating the dividends that would be withheld for amortization of the debit balance of the CRC agreement.  Based on these projections, the FIDC, on that date, was valued at the total amount of R$1,659, of which  R$900 are senior quotas and R$759 are subordinated quotas.

The senior quotas were acquired by financial institutions and are being amortized in 20 semi-annual installments, starting in June 2006, with interest accruing at the rate of CDI plus 1.7% per year, and are guaranteed by CEMIG.

The subordinated quotas were subscripted by Cemig and corresponded to the difference between the total value of the FIDC and the senior quotas.

The subordinated quotas were updated for monetary valuation purposes in the amount of the difference between the valuation of the FIDC using a rate of 10% per year and the increase in value of the senior quotas, as calculated based on CDI plus 1.7% per year.

To permit the early settlement of the CRC Contract, as described in details in item “c” below, on December 5, 2012 the Company bought back the senior quotas and on December 17, 2012 settled the FIDC, by transacting the receivables at the price posted in the FIDC of R$ 1,785 (R$ 695 for senior units and R$ 1,090 for subordinated units), as authorized by the Board of Directors.

c) Negotiation for the advanced settlement of account receivable from the Minas Gerais State Government - CRC

On November 20, 2012, the Minas Gerais State Government and the Company entered into a Commitment Undertaking, the aim of which was to create the practical conditions for early settlement, in full, of the obligations arising from the CRC Contract. A discount of approximately 35% was applied to the updated amount of the debtor balance, for payment at sight by the State of Minas Gerais to the bank account of the Company.

In the Undertaking, the State of Minas Gerais recognized and declared a liability payable by it under the CRC Contract, with face value of R$ 6,282, as of October 31, 2012, which after application of a discount of 35%, resulted in the amount of R$ 4,084.  This amount was updated, and increased by the interest specified in the CRC Contract, up to the date of the actual payment, within the limit period of up to 30 business days from the date of entry of the funds, for each credit transaction carried out by the Statement of Minas Gerais to make the transaction possible.  On December 31, 2012, the amount of R$ 4,084, increased by interest and monetary adjustment, comprised a total of R$ 4,168, which after deduction of the carrying amount of the accounts receivable of R$ 1,785, generated a financial gain of R$ 2,383.  This amount was posted in the profit and loss in 2012.

Within the process of negotiation of the early settlement of the CRC, to satisfy a condition for approval of the transaction by the Federal Government, the Company agreed a Term of Settlement to terminate the legal action between Cemig and the Federal Government related to the now-extinct CRC Account.  As part of this arrangement, the State retained part of the amounts which would otherwise have been paid through to the Company, and passed through to the federal government the amount of R$ 403, under the settlement referred to.  This is set out in more detail in Explanatory Note 23 – Provisions.

The movement of amounts on the CRC account was as follows:

Carrying amount	1,785
Monetary updating of the contract as per conditions agreed with Minas Gerais State	2,383
Net amounts settled by Minas Gerais State	(1,746)
Balance at December 31, 2012	2,422

The outstanding balance as of December 31, 2012 was settled by the Government of the State on February 27 and 28, 2013.

13. FINANCIAL ASSETS OF THE CONCESSION

As described in Note 2, Item 2.6 (f), the Company’s distribution, transmission, gas and wind generation concession contracts are within the criteria for application of IFRIC 12 Service Concession Arrangements). At the end of the concession period, the grantor will provide indemnity to the Company for the unamortized value of the concession assets according concession agreement between CEMIG and ANEEL and effective legislation and regulatory rules.

As described in more detail in Note 4, the Company accepted renewal of the transmission concession of the subsidiary and the assets were reverted to the Granting Power, with indemnity being established for those assets.

The balances of the financial assets are as follows:

	2012	2011	01/01/2011
Distribution concessions	5,269	3,331	2,509
Gas concessions	355	305	287
Newer transmission concessions	6,405	5,812	4,756
Older transmission concessions	178	758	745
	12,207	10,206	8,297

Current assets	1,041	1,120	625
Non-current assets	11,166	9,086	7,672

For newer transmission concessions, the internal rate of return of financial assets ranged between 7.8% and 14.48%, in accordance with the specified characteristics of each concession and their investment dates.

Changes in the financial assets were as follows:

Balance on December 31, 2011	10,206
Additions	160
Acquisition of subsidiaries	556
Monetary updating	896
Dilution of equity interest in Taesa	(839)
Amounts received	(812)
Transfers	1,848
Net gain on indemnity of assets	192
Balance on December 31, 2012	12,207

On September 11, 2012 the Brazilian government issued Provisional Measure 579, governing renewals of concessions. See details in Note 4.

The Company understands that the financial assets of the gas concession will be indemnified by the Granting Power, that is to say: At the end of the concession the government of the State of Minas Gerais will indemnify the amount of the investments made in the last five years of the concession.  For the balances of the financial assets determined by the other goods linked to the concession, the Company believes, and is supported in this opinion by a Legal Note issued by the office of the General Attorney of the State of Minas Gerais, that they will be subject to indemnity at the time of the termination of the concession, by one of the following routes: (i) by the new concession holder, in the event of the concession not being renewed; (ii) by the extension of the concession contact, for a period that is reasonable and necessary for amortization of the assets underlying financial assets, to maintain the balance of the contract;  or (iii)  through a contractual amendment that changes the indemnity clause to guarantee indemnity of the goods that have not been amortized, at the end of the concession.  These options are still in the process of being decided upon by the Grantor Power.

14. INVESTMENTS

The table below gives summary financial information on investments in subsidiaries throw cost method.  The figures are adjusted for the percentage stake or interest held by the Company.

	2012	2011	01/01/2011
Gasmig (investment in progress)	-	67	-
Norte Energia	226	110	-
	226	177	-

a) Additional acquisition of equity interest in Gasmig

On December 27, 2011 the Board of Directors authorized the acquisition of nominal preferred shares representing 4.38% of the total capital of Gasmig belonging to the government of the State of Minas Gerais, corresponding to a price per share of approximately R$3.75, adjusted by the amount indicated in an independent valuation opinion to be prepared by a specialized institution to be chosen and contracted by Cemig.

Completion of the Opinion resulted in a valuation of the holding acquired at R$65, representing a payment made in excess in the amount of R$2 million, to be restituted by the Minas Gerais State Government, recorded in “Other credits”. On July 9, 2012 the representative of Minas Gerais State signed Gasmig’s Share Transfer Book and as from that date the Company owns 59.57% of Gasmig.

The fair values recognized in the acquisition are as follows:

Assets
Cash and cash equivalents	2
Consumers and traders	12
Other credits	9
Financial assets of the concession	25
Intangible	48
Liabilities
Loans and financings	(9)
Other obligations	(22)

Net assets acquired	65
Cash disbursed	65

b) Stockholding Restructuring Operation in Taesa

The Transmission Assets Investment Contract

On May 17, 2012, Cemig GT entered into a contract (the “Transmission Assets Investment Contract”) with its jointly-controlled subsidiary Taesa, under which all the shareholdings owned by Cemig GT in EBTE (49% of EBTE) will be transferred to Taesa.  With the transfer, Taesa will own 74.49% of EBTE, based on the holding of 49% transferred by Cemig GT, plus an indirect holding through EATE of 51% (Taesa owns 49.98% of the shares in EATE) (jointly referred to as “the TBE Group”).

Under the same agreement, Cemig undertakes to transfer to Taesa the totality of the shares held by Cemig in the electricity transmission companies of the TBE Group: ETEP (49.98%); ENTE (49.99%); ERTE (49.99%); EATE (49.98%) and ECTE (19.09%).

The conclusion of this stockholding restructuring transaction, and final transfer of the assets referred to above, was approved on April 9, 2013. See more information in note 34.

Under the Transmission Assets Investment Contract, Taesa is not allowed to dispose of, assign or transfer its holdings in the companies of the TBE Group before expiry of 120 months from the date of actual transfer of the said stockholdings, unless previously authorized by Cemig – but during that period Taesa may make total or partial disposal, assignment or transfer of any stockholding that it holds in the companies of the TBE Group provided that it transfers to Cemig the positive difference obtained on such disposal, assignment or transfer, the comparison being between the value of the consideration for the disposal, assignment or transfer and the amount for which the holdings in the TBE Group were transferred to Taesa, duly updated by the variation of the Selic rate published by the Brazilian Central Bank up to the date of the actual disposal, assignment or transfer.

Contract to assume obligations – change in shareholders’ agreement

On June 29, 2012 the indirect jointly-held subsidiary Taesa, together with Alupar Investimento S.A. (holder, with Cemig and Cemig GT, of control of the companies of the TBE Group) signed a private contract to assume obligations, agreeing the following: On January 2, 2013 (or on the date of transfer of the holdings in the companies of the TBE Group to Taesa, whichever is later), amended versions of the Shareholder’s Agreements of the companies in the TBE Group come into effect, and the changes to the respective by-laws must have been voted by Alupar Investimento S.A. and Taesa.

Based on the above, it is Taesa’s understanding that it will cease to hold actual shared control of the companies of the TBE Group when the amended shareholder’s agreements referred to come into force, and that it will from then on have significant influence in those companies.

c) Acquisition of the TBE companies – approvals to date

On July 25, 2012 the request for consent to the transfer of a percentage interest in the concessions (subject of the stockholding restructuring) was filed with Aneel.  On October 4, 2012 the Company updated the documents submitted to Aneel, to continue with the process.  The matter is currently being considered by Aneel’s Economic and Financial Inspection Department (Superintendência de Fiscalização Econômica e Financeira, or SFF/Aneel), which is expected to state its position on the transaction by December of this year.

d)Acquisition by Taesa of the remaining 50% of Unisa

On November 30, 2011, Taesa acquired from Abengoa, for R$ 800, 50% of the share capital of Unisa (formerly Abengoa Participações S.A.), the corporate objects of which are to hold interests in the equity capital of companies that provide public and private electricity transmission services. Unisa, on that date, held 100% of the shares in the transmission companies STE, ATE, ATE II and ATE III.

On March 16, 2012, Taesa signed a contract with Abengoa for acquisition of the remaining 50% of the share capital of Unisa. Conclusion of the transaction and actual transfer of the shares was at that time subject to certain conditions precedent. On July 3, 2012 Taesa concluded acquisition of the remaining 50% of the shares in Unisa held by Abengoa. This transaction was approved by Cade, the Brazilian monopolies authority, on July 4, 2012.

Based on the above, from November 30, 2011 to July 3, 2012, Unisa was jointly-controlled by Taesa and Abengoa, and as from July 4, 2012 (the acquisition date), became a wholly-owned subsidiary of Taesa. The total value of the consideration paid for the acquisition of the holding was R$ 876, comprising R$ 902 paid in cash, net of constitution of dividends receivable in the amount of R$ 28 and accounts payable in the amount of R$ 2, on the date of calculation of the transaction, under the terms of the agreement signed by the parties.

The assets acquired, and liabilities recognized, on the date of acquisition of the control of Unisa by Taesa (July 3, 2012) were recognized through the acquisition method applicable in the case of business combinations by stages, as shown below:

July 3, 2012	Fair values recognized on acquisition of Unisa	Amount proportional to Cemig GT’s holding
Assets
Cash and cash equivalents	435	188
Clients	52	22
Financial assets	2,448	1,062
Other assets	177	77

Liabilities
Accounts payable to suppliers and others	(95)	(41)
Loans and financings	(1,008)	(437)
Deferred tax payable	(257)	(111)

Total of the identifiable assets, net	1,752	760

Holding, %	100%	43.36%
Proportionate amount represented by the percentage holding	1,752	760
Investment previously held	(831)	(360)
Gain on the re-measurement on acquisition of the control of Unisa (a)	(45)	(20)
Consideration transferred for the acquisition of 50% of Unisa on July 3, 2012	876	380

Amount paid in cash	902	391
Dividends receivable	(28)	(12)
Accounts payable	2	1
Consideration transferred for the acquisition of 50% of Unisa on July 3, 2012	876	380

(a)       As required by CPC 15(R1) and IFRS 3(R), in a business combination carried out in stages, the acquiring party must re-measure its interest held previously for the fair value on the date of obtaining of control (acquisition date) and must recognize the resulting gain or loss, if any, in the resulting profit and loss account for the period.

The considerations paid by Taesa for the combinations of businesses, through the acquisition of the initial 50% and then the remaining 50% of Unisa, were paid in cash with funds from the Company’s fourth and fifth issues of promissory notes, respectively.

e) New issue of shares by Taesa

On July 19, 2012 the indirectly jointly-controlled subsidiary Taesa issued 24 million Units in a public share offering, at R$ 65 per Unit.  The Units in this transaction comprise one common share and two preferred shares, all nominal, of the book-entry type and without par value.  On August 20, 2012, the supplementary lot of the public share offering, of three million Units, was exercised in its entirety, resulting in a total of 27 million Units under the public share offering.

The share capital of Taesa was increased, within the limit of its authorized capital ceiling of R$ 1.755 billion, by issuance of 81 million new shares: 27 million common and 54 million preferred.  Following the increase the share capital of Taesa is R$ 3,068 which, after deduction of the issue costs of R$ 39, totaled R$ 3,029, comprising 344,498,907 nominal, book-entry shares without par value: 230,517,711 common and 113,981,196 preferred. Pursuant to Article 172, I, of the Brazilian Corporate Law and Article 9 of the Company’s by-laws, there was no first refusal right for existing stockholders of the Company in the subscription.

With this issuance of shares Cemig GT reduces its percentage equity interest in Taesa, from 56.69% to 43.36% of the total capital, comprising 97,690,743 common shares and 51,683,548 preferred shares, as follows:

	COMMON SHARES		PREFERRED SHARES		TOTAL
STOCKHOLDERS	Number of shares	%	Number of shares	%	Number of shares	%
Taesa: Total shares issued	230,517,711	100.00%	113,981,196	100.00%	344,498,907	100.00%

Cemig GT	97,690,743	42.38%	51,683,548	45.34%	149,374,291	43.36%

This table shows the Company’s stockholding on December 31, 2011:

	COMMON SHARES		PREFERRED SHARES		TOTAL
STOCKHOLDERS	Number of shares	%	Number of shares	%	Number of shares	%
Taesa: Total shares issued	203,517,711	100.00%	59,981,196	100.00%	263,498,907	100.00%

Cemig GT	97,690,743	48.00%	51,683,548	86.17%	149,374,291	56.69%

Effects of the Taesa public share offering on Cemig’s profit and loss

As mentioned, Taesa issued shares at the price of R$ 65, which was higher than the book value of the shares in Taesa prior to the issue.  The difference between the book value and the par value gave rise to a gain in the amount of R$ 259, reported in the profit and loss account of Cemig for the third quarter of 2012.

The effects on the Company’s consolidated cash flow are as follows:

Assets
Consumers and traders	(23)
Other credits	(123)
Financial assets of the concession	(839)
Intangible assets	(201)
Liabilities
Loans and financings	455
Other obligations	332
Gain on the dilution	(259)
Effects on cash flow	(657)

f) Madeira Energia S.A.

The jointly-controlled subsidiary Madeira Energia S.A. – MESA (“Mesa”) is an unlisted corporation, constituted on August 27, 2007, the objects of which are construction and commercial operation of the Santo Antônio Hydroelectric Plant located on the Madeira River, and its Associated Transmission System, under the terms of Concession Contract for Use of a Public Asset Nº 001/2008-MME. Mesa is developing the construction project of Santo Antonio Power Plant, and thus requires financial support from its joint controlling stockholders. The injection of R$ 288 arises from paying-up of subscriptions of shares in 2012, duly approved in Minutes, in accordance with the investment plan approved in the Notice of Board Spending Decision CRCA 089/07 by Cemig’s Board of Directors.

g) Acquisition of an interest in Guanhães Energia S.A. (jointly-controlled subsidiary)

On August 28, 2012 the subsidiary Light Energia S.A. finalized the transaction to acquire a holding in Guanhães Energia, in which it acquired 51% of the common shares, from Investminas Participações S.A.  Guanhães was created to build four Small Hydroelectric Plants (PCHs) – Dores de Guanhães, Senhora do Porto, Jacaré and Fortuna II, all in the State of Minas Gerais, with aggregate installed generation capacity of 44.80 MW.  The first of these PCHs is scheduled to start operating in October 2013, and the last in February 2014.  Guanhães Energia S.A. is jointly controlled by Light Energia S.A. (51%) and by Cemig GT (49%).

The value of the net assets acquired was R$ 27. The fair values recognized in the acquisition are as follows:

Assets
Cash and cash equivalents	15
Other credits	4
Property, plant and equipment	3
Intangible assets	8
Liabilities
Other obligations	(3)
Net assets acquired	27
Cash expended	27

i) Dilution of equity interest in Renova Energia S.A., subsidiary of Light

On July 13, 2012 Renova Energia S.A. and BNDES Participações S.A. (“BNDESPAR”), a wholly-owned subsidiary of the Brazilian Development Bank (BNDES), entered into an agreement for BNDESPAR to become a shareholder in Renova Energia.

On September 26, 2012 the transaction was finalized with subscription payment by BNDESPar of 23,059,239 common shares and 4,875,036 preferred shares, arising from assignment, free of charge, to BNDESPAR of the right of first refusal by RR Participações S.A., Light Energia S.A. and InfraBrasil Fundo de Investimento em Participações, as part of the capital increase transaction, at the issue price of R$ 9.3334 per share, for a total amount of R$ 314.

After the transaction, the percentage interest owned by Cemig’s investee Light Energia S.A. in Renova Energia S.A. was reduced from 25.9% to 22.0%.  The transaction generated a gain for the investee Light Energia of R$ 14.

The effects on the cash flows are as follows:

Assets
Other credits	(1)
Property, plant and equipment	(20)
Intangible assets	(9)
Liabilities
Loans and financings	11
Other obligations	2

Gain on the dilution	(5)
Effects on cash flows	(21)

Put options

Cemig has granted to Fundo de Participações Coliseu, which is a stockholder of Taesa, an option to sell the totality of the shares which that fund holds in Taesa, exercisable on October 30, 2014. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Taesa, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Taesa. The exercise price is subject to monetary updating by the IPCA (Expanded National Consumer Price) Index (published by the IBGE) plus financial remuneration at 7.0% per year.

Cemig has granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Parati, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (interbank CD) Rate plus financial remuneration at 0.9% per year.

The Equity funds own common and preferred shares in Taesa and light, and at present exercise joint control, with the Company, over the activities of these companies.  This being so, these options have been considered to be derivative instruments which should be accounted at fair value through profit or loss.

For the purposes of the termination of the method to be used in measuring the fair value of the said options, the Company observed the daily trading volume of the shares of Light and of Taesa, and that such options, if exercised by the Funds, will require the sale to the Company, in a single transaction, of the shares in the companies referred to in a quantity higher than the daily averages of exchange trading. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options: the fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put options, also estimated for the date of exercise, brought to present value at the date of the financial statements.

Based on the studies carried out, Cemig did not record obligations in its financial statements arising from these options, since the estimate of fair value of the options is close to zero.

15. PROPERTY, PLANT, AND EQUIPMENT

	December 31, 2012			December 31, 2011
	Cost	Accumulated depreciation	Net value	Cost	Accumulated depreciation	Net value
In Service	19,885	(12,268)	7,617	19,052	(12,022)	7,030
Land	424	-	424	425	-	425
Reservoirs, dams and water courses	8,570	(5,169)	3,401	7,990	(5,035)	2,955
Buildings, works and improvements	2,476	(1,592)	884	2,319	(1,560)	759
Machinery and equipment	8,335	(5,444)	2,891	8,233	(5,363)	2,870
Vehicles	20	(14)	6	26	(16)	10
Furniture and fixtures	59	(49)	11	59	(48)	11

In progress	1,194	-	1,194	1,632	-	1,632
Assets under construction	1,194	-	1,194	1,632	-	1,632
Total Property, Plant and Equipment	21,079	(12,268)	8,811	20,684	(12,022)	8,662

	01/01/2011
	Cost	Accumulated depreciation	Net value
In Service	18,042	(11,044)	6,998
Land	411	-	411
Reservoirs, dams and water courses	7,643	(4,643)	3,000
Buildings, works and improvements	2,287	(1,442)	845
Machinery and equipment	7,664	(4,941)	2,723
Vehicles	18	(7)	11
Furniture and fixtures	19	(11)	8

In progress	1,231	-	1,231
Assets under construction	1,231	-	1,231

Total Property, Plant and Equipment	19,273	(11,044)	8,229

The changes in property, plant, and equipment from December 31, 2012 to December 31, 2011 are as as follows:

	Balance at 01/01/2011	Balance at 12/31/2011	Additions / transfers	Write-off	Depreciation	Balance at 12/31/2012
In Service	6,667	7,030	1,019	(44)	(388)	7,617
Land	411	425	(1)	-	-	424
Reservoirs, dams and water courses	3,000	2,955	592	(1)	(144)	3,402
Buildings, works and improvements	845	758	158	-	(33)	883
Machinery and equipment	2,723	2,871	269	(38)	(211)	2,891
Vehicles	11	10	-	(5)	1	6
Furniture and fixtures	8	11	1	-	(1)	11

In progress	1,231	1,632	(437)	(1)	-	1,194
Total Property, Plant, and Equipment	8,229	8,662	582	(45)	(388)	8,811

On September 11, 2012 the Brazilian government issued Provisional Measure 579 (which became Law 12783), governing renewals of concessions. See details in Note 4.

The Company has not identified any indicatives of impairment with regards to its property, plant, and equipment. The concession contracts specify that, at the end of the concession contract period of each concession, the grantor will decide the amount to be indemnified to the Company. Management believes that the indemtification of assets will be higher than their historical cost depreciated by their useful lives. Therefore, carrying amount of property, plant and equipment at the end of the concession period will be reimbursed to the Company by the granting authority.

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

The average annual depreciation rate is 2.31%. The main rates applied to the subsidiaries for the year ended December 31, 2012 are as follows:

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

Some of the Company’s land and buildings recorded as property, plant and equipment - administration, were pledged in guarantee for court proceedings involving tax, labor, civil and other contingencies in the amount, net of depreciation, of R$0.8 at December 31, 2012.

CONSORTIA

The Company is a part in certain consortia for electricity generation projects, for which companies with an independent legal existence were not constituted to manage the concession objects . In these cases, the controls are maintained in PP&E, Intangible assets and Assets not linked to the activity, in compliance with Aneel Dispatch 3467 of September 18, 2008. The Company’s portion in each of the assets allocated to the consortia is recorded and controlled individually in the respective types of PP&E presented above  The amounts of the investment, accumulated, by product, for each project, are as follows:

	Share in the electricity generated	Average annual rate of depreciation %	2012	2011	01/01/2011
In service:
Porto Estrela Power Plant	33.33%	2.42	39	39	39
Igarapava Power Plant	14.50%	2.52	58	57	56
FuniI Power Plant	49.00%	2.49	183	183	182
Queimado Power Plant	82.50%	2.42	212	209	207
Aimorés Power Plant	49.00%	2.55	551	551	550
Baguari Power Plant	34.00%	2.56	183	181	-
Consórcio Capim Branco Energia S.A.	21.05%	2.60	56	56	56
Accumulated depreciation			(236)	(193)	(171)
Total, in service			1,046	1,083	919

In progress:
Baguari Power Plant	34.00%		-	-	181
Queimado Power Plant	82.50%		-	3	2
FuniI Power Plant	49.00%		-	-	1
Aimorés Power Plant	49.00%		1	1	1

Igarapava Power Plant	14.50%	1	1	1
Consórcio Capim Branco Energia S.A.		2	1	1
Total in progress		4	6	187

Total, consortia		1,050	1,089	1,106

The depreciation of the assets in the property, plant and equipment of the consortia is calculated by the straight-line method, based on rates established by ANEEL.

The table below shows, by project, the interests of the other partners in the electric power generated by the consortia:

Consortium – Power Plants	Consortium participants, other than CEMIG	Interest (%)
Porto Estrela Power Plant	Companhia de Tecidos Norte de Minas Gerais – Coteminas	33.34
	Vale S.A.	33.33

Igarapava Power Plant	Vale S.A.	38.15
	Companhia Mineira de Metais – CMN	23.93
	Companhia Siderúrgica Nacional – CSN	17.92
	Mineração Morro Velho – MMV	5.50

Funil Power Plant	Vale S.A.	51.00

Queimado Power Plant	Companhia Energética de Brasília	17.50

Aimorés Power Plant	Vale S.A.	51.00

Baguari Power Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00

Amador Aguiar I and II Power Plants	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda	17.89
	Companhia Mineira de Metais – CMM	12.63

Fully Depreciated Assets

As at December 31, 2012, Cemig GT held a gross carrying amount of R$4,363 related to fully depreciated assets that are still in operation.

Borrowing costs

The Company transferred costs of loans and financings linked to works to the account Intangible assets, in the amount of R$ 65, on December 31, 2012.

On September 11, 2012 the Brazilian government issued Provisional Measure 579, which deals with renewals of concessions.  For more details on this please see Note 4.

16. INTANGIBLE ASSETS

	2012			2011
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In Service	10,641	(7,154)	3,487	10,607	(6,725)	3,882
Defined useful life
Easements	41	(2)	39	34	(1)	33
Onerous Concessions (paid concession rights)	52	(10)	42	32	(9)	23
Concession assets	10,325	(6,966)	3,359	10,362	(6,572)	3,790
Others	223	(176)	47	179	(143)	36

In progress	986	-	986	1,522	-	1,522
Assets under construction	986	-	986	1,522	-	1,522
Intangible assets, net	11,627	(7,154)	4,473	12,129	(6,725)	5,404

	01/01/2011
	Historical cost	Accumulated amortization	Residual value
In Service	3,369	(144)	3,255
Defined useful life
Easements	64	(2)	62
Onerous Concessions (paid concession rights)	32	(8)	24
Concession assets	3,110	-	3,110
Others	163	(134)	29

In progress	1,723	-	1,723
Assets under construction	1,723	-	1,723
Intangible assets, net	5,092	(144)	4,948

The changes in consolidated intangible assets in 2012 are as follows:

	01/01/2011	2011	Additions	Write-off	Accumulated Amortization	Transfers	2012
In Service	3,255	3,882	(94)	(81)	(612)	392	3,487
Defined Useful life
Easements	62	33	-	-	(1)	7	39
Onerous Concessions	24	23	-	(1)	(1)	21	42
Concession assets	3,110	3,790	(94)	(80)	(602)	345	3,359
Others	29	36	-	-	(8)	19	47

In progress	1,723	1,522	1,706	(3)	-	(2,239)	986
Assets under construction	1,723	1,522	1,706	(3)	-	(2,239)	986
Intangible assets, net	4,948	5,404	1,612	(84)	(612)	(1,847)	4,473

On September 11, 2012 the Brazilian government issued Provisional Measure 579, which deals with renewals of concessions.  For more details please see Note 4.

The process of Tariff Review of the subsidiary Cemig D takes place every five years, through a process of economic evaluation, in which the tariffs of the distribution concessions of the company in the state of Minas Gerais are decided. Within the process of tariff review, the Regulatory Remuneration Base (Base Regulatória de Remuneração, or “BRR”), related to the assets linked to the concession, is decided.

On March 11, 2013, the Economic and Financial Supervision Department (Superintendência de Fiscalização Econômico Financeira, or SSF) of Aneel, through Dispatch 689, published the preliminary BRR of Cemig D, in the amount of R$ 5,111,837. Soon after the publication of the preliminary BRR, the Company’s Management began discussions with Aneel with the intention of demonstrating technically to Aneel the need for the said amount to be revised. Considering that the amount preliminarily disclosed by Aneel is likely to be modified and that, in the opinion of Management, the published amount was significantly lower than the value at which the homologation ought to be made, Management does not have sufficient elements to determine whether there would be a need for adjustments to the financial statements of Cemig D dated December 31, 2012, which were originally filed on March 28, 2013.

On April 5, 2013, a meeting of the Council of Aneel homologated the revised BRR of Cemig D, in the amount of R$ 5,511,768, which is R$ 399,931 higher than the BRR that was preliminarily published. The company is now awaiting the judgment on the first appeal submitted to Aneel, in which it states its disagreement as to certain criteria and values adopted by Aneel in the decision on the preliminary BRR that was published. Aneel has not yet considered this appeal. Additionally, the Company will submit a further appeal to Aneel questioning certain criteria and values of the BRR that were decided on April 5, 2013, since the amounts taken into account in the revised BRR, principally related to the Company’s expenditure on the Light for Everyone (Luz Para Todos) Program are still substantially inferior to those in fact incurred in the execution of this program. Management continues to expect that, when these appeals have been considered by Aneel, criteria and values defined by Aneel for the BRR will be revised, which will result in a higher amount than the one recently presented.

In view of the matter in the previous paragraph, Management has recalculated the impacts of this new BRR on the composition of the financial and intangible assets of its concessions, and concluded, based on its best estimates, that adjustments to the balances of these accounts, presented in the Company’s financial statements at December 31, 2012, are not necessary.

Concession Assets

The portion of the distribution infrastructure that will be used during the concession period, consisting of the distribution assets, net of consumer interests (special obligations), was recorded as Intangible Assets.

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

Useful life review

On February 7, 2012, Aneel, by Normative Resolution 474, set forth new depreciaton rates for assets in service under electricity concessions based on a review of their useful lives. The new rates were applied as effective January 1, 2012.

The Company has processed the changes in the rates, and recalculated the amount of the indemnity of the assets that are subject to reversion on the expiration date of its concessions (2016 for Cemig D and 2026 for Light) and the respective amount attributable to intangible assets. Mentioned procedure resulted in the reclassification of R$ 438 from intangible assets to financial assets in 2012.

Borrowing costs

The Company transferred costs of loans and financings linked to works to the account Intangible assets, in the amount of R$ 30 on December 31, 2012.

17.SUPPLIERS

	2012	2011	01/01/2011

Spot market - CCEE	78	28	28
Charges for use of grid	118	106	89
Electricity bought for resale	848	429	494
Generation from Itaipu	219	198	156
Gas purchased for resale	34	29	23
Materials and services	438	400	331
	1,735	1,190	1,121

18. TAXES PAYABLES

a)Taxes payable

The non-current liabilities for PASEP and COFINS refer to the legal action challenging the constitutionality of the inclusion of ICMS in the calculation basis for these taxes, and, the offsetting of the amounts paid in the last 10 years has been requested. The Company and its subsidiaries Cemig D and Cemig GT have obtained a Court injunction enabling them not to make the payment and authorizing payment in Court from 2008 until August, 2011. Thereafter, the Company opted to pay the new taxes each month.

	2012	2011	01/01/2011
Current
ICMS (Value-added tax)	371	330	277
COFINS (Tax on revenue)	118	95	66
PASEP (Tax on revenue)	26	21	11
INSS (Social security)	24	24	23
Others	30	47	27
	569	517	404

Non-current
COFINS	680	683	531
PASEP	148	148	115
Others	175	66	47
	1,003	897	693
	1,572	1,414	1,097

b)Income tax and social contribution payable

	2012	2011	01/01/2011
Current
Income tax	97	87	112
Social contribution	30	42	25
	127	129	137

19. LOANS, FINANCING AND DEBENTURES

	Maturity of			2012			2011	01/01/2011
Lenders	Principal	Annual Interest Rates (%)	Currency	Current	Non Current	Total	Total	Total
IN FOREIGN CURRENCY
ABN AMRO Real S.A. (3)	2013	6%	US$	26	-	26	47	62
Banco do Brasil S.A. – Bônus Diversos (1)	2024	Various	US$	6	21	27	35	51
BNP Paribas	2012	5.89%	EURO	-	-	-	1	4
KFW	2016	4.50%	EURO	2	5	7	8	9
Brazilian National Treasury (5)	2024	Various	US$	3	10	13	17	19
Banco Inter Americano del Desarrollo (7)	2026	2.12%	US$	2	34	36	35	34
BNP 36 MM – Euros	2014	3.98%	EURO	-	31	31	28	-
Merril Lynch – US$ 50 MM	2016	2.59%	US$	-	33	33	31	-
Citi Bank – US$ 100 MM	2018	2.46%	US$	-	119	119	-	-
BID (16)	2022	Libor + Spread 1.7 a 2.2%pa	US$	7	77	84	53	-
BID (16)	2023	Libor + Spread 1.5 a 1.88%pa	US$	13	130	143	93	-
Outros	2019	Various	Various	8	1	9	11	12
Total foreign currency financing				67	461	528	359	191
LOCAL CURRENCY
Banco do Brasil S.A.	2017	108.33% of CDI	R$	206	-	206	-	-
Banco do Brasil S.A.	2017	108% of CDI	R$	5	442	447	592	888
Banco do Brasil S.A.	2013	CDI + 1.70%	R$	28	-	28	56	85
Banco do Brasil S.A.	2013	107.60% of CDI	R$	133	-	133	137	135
Banco do Brasil S.A.	2014	104.10% of CDI	R$	814	300	1,114	1,225	1,224
Banco do Brasil S.A.	2013	10.83%	R$	793	-	793	706	630
Banco do Brasil S.A.	2014	98.5% of CDI	R$	102	374	476	436	-
Banco do Brasil S.A.	2012	106.00 of CDI	R$	-	-	-	100	-
Banco do Brasil S.A	2013	104.08 % of CDI	R$	664	-	664	-	-
Banco do Brasil S.A	2013	105.00 % of CDI	R$	1,083	-	1,083	-	-
Banco Itaú – BBA S.A	2013	CDI + 1.70%	R$	79	-	79	159	235
Banco Itaú – BBA S.A	2014	CDI + 1.70%	R$	2	-	2	3	4
Banco Votorantim S.A.	2013	CDI + 1.70%	R$	26	-	26	53	77
BNDES	2026	TJLP+2.34%	R$	8	96	104	112	119
Bradesco S.A.	2014	CDI + 1.70%	R$	1	-	1	2	1
Bradesco S.A.	2013	CDI + 1.70%	R$	97	-	97	198	296
Bradesco S.A.	2011	105.50% of CDI	R$	-	-	-	-	351
Bradesco S.A.	2012	106.00% of CDI	R$	-	-	-	990	-
Bradesco S.A.	2013	103.00% of CDI	R$	601	-	601	-	-
ELETROBRÁS	2013	FINEL + 7.50% up to 8.50%	R$	13	-	13	26	37
ELETROBRÁS	2023	UFIR. RGR + 6% up to 8%	R$	69	321	390	429	373
Santander do Brasil S.A.	2013	CDI + 1.70%	R$	20	-	20	40	61
UNIBANCO S.A	2013	CDI + 1.70%	R$	79	-	79	161	241
UNIBANCO S.A (2)	2013	CDI + 1.70%	R$	19	-	19	40	60
Itaú e Bradesco (4)	2015	CDI + 1.70%	R$	-	-	-	820	891
Banco do Brasil S.A. (8)	2020	TJLP + 2.55%	R$	3	17	20	23	26
UNIBANCO S.A (8)	2020	TJLP + 2.55%	R$	1	4	5	6	6
CCB Bradesco S.A (5)	2017	CDI + 0.85%	R$	26	98	124	150	120
ABN AMRO Real S.A. (5)	2014	CDI + 0.95%	R$	-	26	26	27	22
BNDES (5)	2019	TLJP	R$	82	324	406	372	190
BNDES - Repasse (11)	2033	TJLP	R$	2	388	390	350	262
AMAZONIA – FNO (11)	2031	10% a.a	R$	-	58	58	355	316
BNDES (11)	2033	TJLP + 2.40%	R$	1	378	379	55	-
BNDES – Principal Subcrédito A/B/C/D (16)	2015	Various	R$	6	61	67	67	366
BNDES (12)	2024	TJLP +2.15%	R$	3	34	37	40	42
CEF S.A (13)	2022	TJLP + 3.50%	R$	8	54	62	65	67
CEF S.A (14)	2021	TJLP + 3.50%	R$	6	43	49	52	54
CEF S.A (15)	2022	TJLP + 3.50%	R$	10	81	91	95	97
BNDES (16)	2019	Various	R$	43	188	231	211	14
Sindicato de Bancos (16)	2015	CDI + 0.90%	R$	7	-	7	18	28
CEF S.A (16)	2016	117.5 % of CDI	R$	2	5	7	11	13
PROMISSORY NOTES (ITAU) (16)	2012	105.50 of CDI	R$	-	-	-	669	-
BNDES – CEMIG TELECOM (18)	2017	Various	R$	9	35	44	52	49
BNDES (22)	2028	URTJ+1.97%	R$	4	58	62	50	-
Others	2025	Various	R$	37	280	317	298	89
Total Brazilian currency financing				5,092	3,665	8,757	9,251	7.469
TOTAL				5,159	4,126	9,285	9,610	7,660

	Maturity	Annual		2012			2011	01/01/2011
Lenders	of Principal	Interest Rates (%)	Currency	Current	Non Current	Total	Total	Total
Debêntures – Governo do Estado de M.G. (6) (9)	2031	IGP-M	R$	-	53	53	47	37
Debêntures (6)	2014	IGP-M + 10.50	R$	401	-	401	373	355
Debêntures (6)	2017	IPCA + 7.96	R$	530	-	530	503	472
Debêntures (6)	2011	104% of CDI	R$	-	-	-	-	243
Debêntures (6)	2012	CDI+ 0.90%	R$	-	-	-	1,755	1,726
Debêntures (6)	2015	IPCA + 7.68%	R$	543	902	1,445	1,368	1,285
Debêntures (6)	2017	CDI + 0.90%	R$	38	480	518	-	-
Debêntures (6)	2022	IPCA + 6.20%	R$	41	698	739	-	-
Debêntures (6)	2019	IPCA + 6.00%	R$	12	208	220	-	-
Debêntures 1ª EMISSÃO (6) (23)	2013	106% of CDI	R$	32	-	32	-	-
DEBÊNTURES PRIVADAS (BNDESPAR(6) (17)	2016	8.62%	R$	30	83	113	131	158
Debêntures Públicas CVM 476/09 (6) (17)	2015	7.87%	R$	-	60	60	-
DEBENTURES TAESA (6) (16)	2015	CDI + 1.30%	R$	56	100	156	207	205
DEBENTURES TAESA (6) (16)	2015	IPCA+7.91¨%	R$	47	85	132	163	152
DEBENTURES TAESA (6) (16)	2017	106% of CDI	R$	-	353	353	463	462
DEBENTURES TAESA (6) (16)	2017	CDI + 0.78%	R$	5	288	293	-	-
DEBENTURES TAESA (6) (16)	2020	IPCA + 4.85% p.a.	R$	3	349	352	-	-
DEBENTURES TAESA (6) (16)	2024	IPCA + 5.10% p.a.	R$	3	309	312	-	-
DEBENTURES(10) (6)	2016	CDI+1.30%	R$	3	22	25	13	-
DEBENTURES (19) (6)	2016	CDI+1.30%	R$	21	47	68	88	-
DEBENTURES (20) (6)	2016	CDI+1.30%	R$	44	159	203	167	-
DEBENTURES(21) (6)	2016	112.5% of CDI	R$	7	21	28	35	-
Debêntures (6) (11)	2013	IPCA	R$	81	79	160	207	182
Debêntures 3ª Emissão - Light Energia(5) (6)	2026	CDI+1.18%	R$	-	10	10	-	-
Debêntures Renova - Light Energia(5) (6)	2022	CDI + 1.51%	R$	-	21	21	-	-
Debêntures Guanhães - Light Energia(5) (6)	2013	CDI + 0.39%	R$	11	-	11	-	-
Debêntures V (5) (6)	2014	CDI + 1.50%	R$	30	37	67	242	210
Debêntures VI (5) (6)	2011	115% of CDI	R$	-	-	-	-	79
Debêntures VI I (5) (6)	2016	CDI + 135%	R$	3	211	214	214	-
Debêntures VIII (5) (6)	2026	CDI+1.18%	R$	1	152	153	-	-
Debêntures LIGHT ENERGIA (5) (6)	2016	CDI + 1.45%	R$	1	56	57	57	-
Debêntures LIGHT ENERGIA II (5) (6)	2019	CDI+1.18%	R$	4	138	142	137	-
ITAÚ – BBA DEBÊNTURES (6) (24)	2017	CDI + 0.9875% p.a.	R$	-	11	11	-	-
ITAÚ – BBA DEBÊNTURES (6) (25)	2017	CDI + 0.9875% p.a	R$	-	6	6	-	-
Total de Debentures				1,947	4,938	6,885	6,170	5,566
Total Geral Consolidado				7,106	9,064	16,170	15,779	13,226

(1)	These interest rates, which are based on the six-month Libor rate plus a spread of 0.81 to 0.88% per year, vary from 2.00 to 8.00 % per year;
(2)	Loan from the parent company;
(3)	Exchange rate Swaps for were contracted. The following are the rates for the loans and financings taking the swaps into account: CDI + 1.50% per year;
(4)	Refers to the senior quotas of the FIDC. See Note 12.
(5)	Loans, financings and debentures of RME (Light) and Parati.
(6)	Registered, unsecured, debentures not convertible into shares, without preference.
(7)	Financing of Transchile.
(8)	Financing of Cachoeirão.
(9)	Contracts adjusted to present value, as per changes to the corporate law in accordance with Law 11638/07.
(10)	Consolidated loans and financings of the TBE group.
(11)	Loan contracted for the jointly-controlled subsidiary Madeira Energia.
(12)	Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.
(13)	Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.

(14)	Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.
(15)	Loan contracted for the jointly-controlled subsidiary VDR S.A.
(16)	Loan contracted for the jointly-controlled subsidiary TAESA.
(17)	Loan and financing of Gasmig.
(18)	Loan arranged by Cemig Telecom – Ativas.
(19)	Consolidated loans and financings of the TBE group.
(20)	Consolidated loans and financings of the TBE group.
(21)	Consolidated loans and financings of the TBE group.
(22)	Loan and financing of Light-Ger.
(23)	Loan and financing of Ganhães Energia.
(24)	Loan and financing of Transudeste.
(25)	Loan and financing of Transirapé.

GUARANTEES

The outstanding balance of loans and financing, as at December 31, 2012 is guaranteed by CEMIG as follows:

Reais
Promissory Notes and Sureties	3,223
Receivables	32
Unsecured	4,915
Lien on shares	1,423
Chattel mortgage	361
Contractual, unsecured	4,426
Real	1,470
Floating charges	320
TOTAL	16,170

The consolidated breakdown of loans, per currency and indexer, with the respective amortization, not taking into consideration the transfer of values to short-term due to non-compliance with a contractual covenant, as described in item “a” is as follows:

	2013	2014	2015	2016	2017	2018	2019	2020 and onwards	Total
Currency
U.S. dollar	64	46	35	105	68	31	29	111	489
Euro	2	33	2	2	-	-	-	-	39
	66	79	37	107	68	31	29	111	528

Indexers
IPCA (Amplified Consumer Price Index)	733	488	679	177	176	220	221	1,202	3,896
UFIR (Fiscal Reference Unit) / RGR	70	75	62	50	40	36	24	35	392
SELIC	1	1	-	-	-	-	-	-	2
Interbank Certificate of Deposit (CDI)	3,966	1,137	622	549	1,147	17	27	102	7,567
Eletrobrás Finel internal index	13	-	-	-	-	-	-	-	13
URTJ/TJLP ( * )	177	189	175	207	200	187	152	800	2,087
General Price Index – Market (IGP-M)	23	381	2	1	1	1	1	57	467
UMBndes ( ** )	32	32	32	31	17	9	7	3	163
Others (IGP-DI, INPC) ( *** )	3	-	-	1	1	1	-	-	6
TR	2	-	-	-	-	-	-	-	2
No indexer	827	33	95	31	6	6	6	44	1,047
	5,847	2,336	1,667	1,047	1,588	477	438	2,242	15,642
	5,913	2,415	1,704	1,154	1,656	508	467	2,353	16,170

( * )	URTJ = Interest Rate Reference Unit. Adjusted by the Long-term Interest Rate (TJLP)
( ** )	UMBNDES = BNDES Monetary Unit.
( *** )	IGP-DI inflation index (General Price Index – Domestic Availability).
INPC – National Consumer Price Index.

The following table sets forth the relative variance for the year of 2012, 2011 and 2010 for the principal foreign currencies, interest rates and indices applied to Loans, financing and debentures:

Currency	Accumulated Variance in 2012 (%)	Accumulated Variance in 2011 (%)	Accumulated Variance in 2010 (%)	Index	Accumulated Variance in 2012 (%)	Accumulated Variance in 2011 (%)	Accumulated Variance in 2010 (%)
United States Dollars	8.94	12.58	(4.31)	IGP-M	7.82	5.10	11.32
Euro	10.73	9.25	(11.14)	CDI	8.37	11.64	9.71
				SELIC	8.49	11.67	9.81
				IPCA	5.84	6.50	5.63

The changes in financing are as follows:

Balance at January 1, 2011	13,226
Balance at December 31, 2011	15,779
Acquisition of jointly-controlled subsidiaries – opening balance	296
Reduction of equity interests in subsidiaries	(648)
Loans and financings obtained	7,195
Capitalization	6
Monetary and FX variation	290
Financial charges recorded as provisions	1,299
Financial charges paid	(1,209)
Amortization	(6,838)
Balance at December 31, 2012	16,170

The consolidated totals of funds raised in 2012 are as follows:

Lenders	maturity date	Annual financial cost, %	Amount raised
Foreign currency
Citibank (SESA)	2018	Libor+1.66	53
Citibank (ENERGIA)	2018	Libor+1.66	42
Citibank (SESA)	2018	Libor+1.66	13
Citibank (ENERGIA)	2018	Libor+1.66	10
Total funds raised in foreign currency			118

Brazilian currency
Banco do Brasil S/A (Promissory Note)	2013	104.08 of CDI	640
Banco do Brasil S/A	2013	102.50 of CDI	600
Banco do Brasil S/A	2017	108.33 of CDI	196
Eletrobras	2023	6	15
Eletrobras	2023	6	15
DEBENTURES (ITAÚ BBA) - 5ª EMISSÃO	2013	104 of CDI	513
1ª série – 3rd Issue	2017	CDI + 0.78	289
2ª série - 3rd Issue	2020	IPCA + 4.85	346
3ª série - 3rd Issue	2024	IPCA + 5.10	307
Banco Bradesco S/A	2013	106 of CDI	32
Debentures SAE	2037	IPCA + 6.5	77
Bndes 125 600 MM	2028	TJLP+ 1.97	12
Banco Bradesco S/A *	2012	103 OF CDI	1,000
Banco Bradesco S/A	2017	CDI+0.90	484
Banco Bradesco S/A	2022	IPCA+6.20	677
Banco Bradesco S/A	2019	IPCA+6.0	202
Banco do Brasil	2013	105 of CDI	1,081
Debêntures - Pine	2017	12.65	19
Debêntures - Votorantim	2017	12.65	24
Debentures – 8th Issue (Light Sesa)	2026	CDI + 1.18	122
SESA Bndes Capex - Subcred	2019	TJLP + 1.81 a 3.21	56
ENERGIA Renova - Loan	2029	TJLP and CDI	24
ENERGIA Renova - Debentures	2022	123.45 of CDI	17
SESA Debentures 8th Issue	2026	CDI + 1.18	30
SESA Bndes Capex - Subcred	2019	TJLP - 1.81 a 3.21	14
ITAÚ - BBA (DEBENTURES)	2017	CDI + 0.9875	11
ITAÚ - BBA (DEBÊNTURES)	2017	CDI + 0.9875	11
DEBENTURES PÚBLICAS (Instrução CVM 476/09)	2015	7.87	60
DEBENTURES	2016	CDI + 1.30	15
DEBENTURES	2016	CDI + 1.30	75
BNDES	2026	TJLP + 1.97	14
Others	Diversos	Various	99
Total funds raised in Brazilian currency			7,077
Overall total – Consolidated			7,195

The Debentures issued by its subsidiaries and jointly-controlled subsidiaries as at December 31, 2012 have the following characteristics:

Subsidiary	Form and class	Guarantee	Interest	COVENANTS	Maturity	2012	2011	01/01/2011
CEMIG GERAÇÃO E TRANSMISSÃO (1) (2)	non-convertible into shares	Unsecured	IGP-M	No	2031	53	47	37
CEMIG GERAÇÃO E TRANSMISSÃO (1) (2)	non-convertible into shares	No	IPCA + 7.68%	No	2015	1,445	1,368	1,285
CEMIG GERAÇÃO E TRANSMISSÃO (1) (2)	non-convertible into shares	Unsecured	CDI +0.90%	No	2017	517	-	-
CEMIG GERAÇÃO E TRANSMISSÃO (1) (2)	non-convertible into shares	Unsecured	IPCA + 6.00%	No	2019	220	-	-
CEMIG GERAÇÃO E TRANSMISSÃO (1) (2)	non-convertible into shares	Unsecured	IPCA + 6.20%	No	2022	739	-	-
CEMIG D (1) (3)	non-convertible into shares	No	IPCA + 7.96%	No	2017	530	503	472
CEMIG D (1) (3)	non-convertible into shares	Unsecured	IGP-M + 10.50%	No	2014	401	373	355
GUANHÃES ENERGIA S.A. (1) (2)	non-convertible into shares	Unsecured	106% of CDI	No	2013	32	-
GASMIG (1) (2)	Nominal, book-entry	Unsecured	8.62%	No	2016	112	131	158
GASMIG (1) (2)	Nominal, book-entry	Unsecured	7.87%	No	2015	60	-	-
TAESA (1) (2)	non-convertible into shares	Unsecured	CDI+1.30%	No	2015	155	206	205
TAESA (1) (2)	non-convertible into shares	Unsecured	IPCA +7.91%	No	2015	132	163	152
TAESA (1) (2)	non-convertible into shares	Unsecured	106% of CDI	YES	2017	353	463	462
TAESA (1) (2)	non-convertible into shares	Unsecured	CDI +0.78%	No	2017	293	-	-
TAESA (1) (2)	non-convertible into shares	Unsecured	IPCA + 4.85% p.a.	No	2020	352	-	-
TAESA (1) (2)	non-convertible into shares	Unsecured	IPCA + 5.10% p.a.	No	2024	312	-	-
ECTE (1) (2)	non-convertible into shares	Unsecured	CDI+1.30%	No	2016	26	13	-
ENTE (1) (2)	non-convertible into shares	Unsecured	CDI+1.30%	No	2016	67	88	-
EATE (1) (2)	non-convertible into shares	Unsecured	CDI+1.30%	No	2016	203	167	-
ETEP (1) (2)	non-convertible into shares	Unsecured	112.5% of CDI	No	2016	28	35	-
Madeira Energia S.A. (1) (2)	non-convertible into shares	Real guarantee	IPCA	No	2013	160	207	182
LIGHT ENERGIA – GUANHÃES (1) (2)	non-convertible into shares	Unsecured	CDI + 0.39%	No	2013	11	-	-
LIGHT ENERGIA - 8º EMISSÃO (1) (2)	non-convertible into shares	Unsecured	CDI + 1.35%	No	2016	213	214	-
LIGHT ENERGIA – RENOVA (1) (2)	non-convertible into shares	Unsecured	CDI + 1.51%	No	2022	21	-	-
LIGHT ENERGIA - 5º EMISSÃO (1) (2)	non-convertible into shares	Unsecured	CDI + 1.50%	No	2014	67	242	210
LIGHT ENERGIA - 2º EMISSÃO (2)	non-convertible into shares	Unsecured	CDI+1.18%	YES	2019	142	137	-
LIGHT ENERGIA - 1º EMISSÃO (2)	non-convertible into shares	Unsecured (also with personal guarantee)	CDI + 1.45%	YES	2016	57	57	-
LIGHT ENERGIA - 3º EMISSÃO (1) (2)	non-convertible into shares	Unsecured	Cdi+1.18%	No	2026	10	-	-
LIGHT ENERGIA - 8º EMISSÃO (1) (2)	non-convertible into shares	Unsecured	Cdi+1.18%	No	2026	153	-	-
TRANSUDESTE (1) (2)	Book-entry, non-convertible convertible	Unsecured	CDI + 0.9875% p.a.	No	2017	12	-	-
TRANSPIRAPE (1) (2)	Book-entry, non-convertible convertible	Unsecured	CDI + 0.9875% p.a	No	2017	11	-	-
CEMIG GERAÇÃO E TRANSMISSÃO (1) (2)	non-convertible into shares	Unsecured (Collateral of Holding)	CDI+0.90%	No	2012	-	1,755	1,726
LIGHT ENERGIA (1) (2)	non-convertible into shares	No	115% +CDI	No	2011	-	-	79
CEMIG GERAÇÃO E TRANSMISSÃO (1) (2)	non-convertible into shares	No	104.00% of CDI	No	2011	-	-	243
TOTAL						6,887	6,169	5,566

(1) With no renegotiation clause and no debentures in cash.

(2) Complied fully with the covenants.

(3) Not Complied with the covenants.

a) Covenants

Cemig and its subsidiaries Cemig Distribuição and Cemig Geração e Transmissão have contracts for loans and financing which contain covenants, requiring compliance on a semi-annual basis at the end of June and December each year.

The following are the main covenants:

Description of the covenant	Index required
Cemig:
EBITDA/Interest	Greater than or equal to 3.0
Debt/EBITDA	Less than or equal to 2.5

Cemig Distribuição
Debt/EBITDA;	Less than or equal to 2.5
Debt/EBITDA;	Less than or equal to 3.36
Current Debt/EBITDA	Less than or equal to 200%
Dívida/Patrimônio Líquido + Dívida	Less than or equal to 62%
EBITDA/Financial Result	Greater than or equal to 2.3
EBITDA/Interest	Greater than or equal to 3.0
Investment/EBITDA	Less than or equal to 96%

Cemig Geração e Transmissão
Net Debt /EBITDA	Less than or equal to 3.25
Current Debt/EBITDA	Less than or equal to 90%
Debt/Shareholders’ Equity + Debt	Less than or equal to 61%
EBITDA/Financial Result	Greater than or equal to 2.6
Investment/EBITDA	Less than or equal to 60%

Net debt =

Sum of short and long-term remunerated financial obligations (loans, financings and debentures), less the balance of cash and cash equivalents. It should be pointed out that Net debt is not a measurement recognized by IFRS, does not have a standard meaning and could be non-comparable to measures with similar titles supplied by other Companies.

Current debt = Sum of short-term remunerated financial obligations (loans, financings and debentures).

Ebitda:

Ebitda is a non-accounting measure prepared by the Company, extracted from its financial statements which comprises net income, adjusted for the effects of net financial revenue (expenses), depreciation and amortization and income tax and the Social Contribution tax. Ebitda is not a measure recognized by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Ebitda should not be considered in isolation or as a substitution for net income or operational profit nor as an indicator of operational performance or cash flow nor to measure liquidity nor the capacity for payment of debt. Specific criteria for the calculation of Ebitda are made in some contracts, with some variations from this formula.

At December 31, 2012, some of Cemig’s covenants clauses was not complied with.  The company is negotiating with creditors consents in oder to assure the creditors will not accelerate any amounts due up to December 31, 2012.

The company expects to obtain the consents, but since this will take place after December 31, 2012, the contracts which have covenants that were not complied with are recognized in Current liabilities. The amount reclassified to the current liabilities as a result of the covenants was R$1,206.

b) Debentures

The debentures issued by the Company’s subsidiaries and jointly-controlled subsidiaries are simple, non-convertible.

c)Issue of promissory notes by Cemig D

On July 2, 2012, Cemig D made its 5th issue of Commercial Promissory Notes, for public distribution, under CVM Instruction 476 of January 16 2009, in the amount of R$ 640.

Sixty-four Promissory Notes were issued, each with nominal unit value of R$ 10 (“the Promissory Notes”), with maturity on June 27, 2013. The Notes are remunerated by interest at 104.8% of the DI Rate, and have the surety guarantee of Cemig D.

The issue of the Notes was approved by the meeting of the Board of Directors on June 5, 2012. The proceeds were used to finance investments made or to be made, for payment of debt(s) contracted and/or strengthening of the Issuer’s working capital.

20. REGULATORY CHARGES

	2012	2011	01/01/2011

Global Reversion Reserve – RGR	75	59	46
Fuel Consumption Account – CCC	33	68	51
Energy Development Account – CDE	52	45	35
Eletrobrás – Compulsory loan	1	1	1
ANEEL inspection charge	5	5	4
Energy Efficiency	150	148	156
Research and Development	174	217	197
Energy System Expansion Research	5	4	4
National Scientific and Technological Development Fund	8	8	8
Alternative Energy Program – Proinfa	26	23	18
Emergency capacity charge	49	49	3
0.30% additional payment – Law 12111/09	5	3	3
	583	630	526

Current liabilities	413	368	384
Non-current liabilities	170	262	142

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

CEMIG, Cemig GT and Cemig D also maintain, independently of the plans made available by FORLUZ, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employee and dependents, administered by Cemig Saúde.

Amortization of Deficit in Actuarial Reserves

In this Note the Company presents its actuarial obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and Life Insurance Plan in accordance with the standards set forth in IAS 19 (Employee Benefits) and an independent actuarial report prepared as of December 31, 2012.

The Company recognized a debt payable, in the amount of R$815 as at December 31, 2012 (R$846  as at December 31, 2011) related to the pension fund actuarial losses from prior years.  This payable is being amortized in monthly installments, until June 2024, and are calculated under the fixed-installment system (“Price Table”). After the Third Amendment to the FORLUZ Agreement, the amounts began to be adjusted only by the Amplified National Consumer Price Index (IPCA) published by IBGE (Brazilian Institute of Geography and Statistics), plus 6% per year.

The post-employment obligation, as included in the Company’s consolidated statement of financial position, represents the amount of debt as agreed-upon with FORLUZ for amortization of the actuarial obligations, since the debt payable is higher than the net actuarial liability. Because the Company is required to pay this debt even if FORLUZ has a surplus, the Company recorded the debt in full against equity on the date of transition to IFRS and then recorded the impacts related to monetary updating and interest in its financial result.

The Braslight Pension Fund

Light is a sponsor of Fundação de Seguridade Social Braslight (“Braslight”), a non-profit private pension plan entity whose purpose is to guarantee retirement revenue for Light employees subscribed with the Foundation, and a pension to their dependents.

Braslight was established in April 1974, and has four plans – A, B, C and D – implemented in 1975, 1984, 1998 and 2010, respectively. Around 96% of the active participants that were formerly in plans A and B have migrated to plan C.

Nowadays, Light has Plan A and Plan B that is defined-benefit plans, Plan C that is a mixed and Plan D that the benefits are the defined contributions before and after their concession.

On October 2, 2001, the Department of Supplementary Pensions approved a resolution with regards to the actuarial deficit and refinancing of the Braslight amortizable pension plan reserve, which were then fully recognized.  Based on this resolution, the reserve is being amortized on a straight-line basis in 300 monthly installments, starting in July 2001. The installments are monetarily updated for variations in the IGP-DI plus 6% interest per year.  As of December 31, 2012, the Braslight pension plan reserve totaled to R$1,071 (R$1,095 as of December 31, 2010). The effect in the Company is R$ 348 on December 31, 2012 (R$ 356 on December 31, 2011)

The liabilities and expenses recognized by Light in connection with the supplementary retirement plan are adjusted in accordance with the terms of IAS 19 (Employee Benefits) and in conformity with the information as provided in a report by independent actuaries. The 2012 independent actuarial valuation was performed as of December 31, 2012.

Independent Actuarial Information

The tables below present Cemig’s consolidated actuarial information for the years ended December 31, 2012, which includes the additional amount related to the proportional consolidation of Light, as mentioned above:

	Pension plans and retirement supplement plans				Life
	FORLUZ	BRASLIGHT	Health Plan	Dental Plan	Insurance
Present value of funded obligations	9,191	872	820	22	736
Fair value of the plan’s assets	(8,142)	(427)	-	-	-
Present value of unfunded obligations	1,049	445	820	22	736
Unrecognized actuarial gains (losses)	(741)	(89)	(239)	9	(200)
Net liabilities	308	356	581	31	536
Addition amount related to the debt payable to Forluz	507	-	-	-	-
Total net liabilities	815	356	581	31	536

As previously mentioned, the Company records an additional obligation corresponding to the difference between the obligation to supplement the retirement pensions stated in the actuarial report and the debt agreed upon with FORLUZ.

Starting with the 2013 business year, due to the adoption of the changes in IAS19 (R) , the difference between the net liability recorded in the Statement of financial position and the present value of unfunded obligations will be recognized in full, with a counterpart in Equity.  As a result there will be an impact on Equity in January 2013 as a result of the new accounting practice, in the amount of R$ 497 (net of tax effects).

The changes in the present value of the Company’s defined-benefit obligations from December 31, 2011 to December 31, 2012 were as follows:

	Pension plans and retirement supplement plans
	FORLUZ	BRASLIGHT	Health Plan	Dental Plan	Life Insurance
Defined-benefit obligation as of 12/31/2011	7,254	733	626	18	540
Cost of current service	8	-	11	-	6
Interest on the actuarial obligation	703	74	61	2	54
Actuarial losses (gains) recognized	1,780	135	181	3	148
Benefits paid	(554)	(70)	(59)	(1)	(12)
Defined-benefit obligation as of 12/31/2012	9,191	872	820	22	736

The changes in the  fair value of the plan assets of the plans from December 31, 2011 to December 31, 2012 were as follows:

	Pension plans and retirement supplement plans
	FORLUZ	BRASLIGHT
Fair value of the plan assets of the plan as of 12/31/2011	6,893	355
Expected return	1,678	105
Employer Contributions	125	37
Benefits paid	(554)	(70)
Fair value of the plan assets of the plans as of 12/31/2012	8,142	427

The amounts recognized in the income statement for the year ended December 31, 2012 were as follows:

	Pension plans and retirement supplement plans				Life
	FORLUZ	BRASLIGHT	Health Plan	Dental Plan	Insurance
Current service cost	8	-	11	-	6
Interest on the actuarial obligation	703	74	61	2	54
Expected return on plan assets	(735)	(37)	-	-	-
Actuarial losses (gains) recognized	-	-	-	(1)	1
Expense in 2012 as per the actuarial report	(24)	37	72	1	61
Adjustment related to debt with FORLUZ	117	-	-	-	-
Total expense recorded in 2012	93	37	72	1	61

The changes in net liabilities from December 31, 2011 to December 31, 2012 are as follows:

	Pension plans and retirement supplement plans		Health Plan	Dental Plan	Life Insurance	Total
	FORLUZ	BRASLIGHT
Net liabilities as at December 31, 2010	868	265	554	30	444	2,161
Expenses incurred	106	57	69	1	53	286
Contributions paid	(127)	(31)	(56)	-	(10)	(224)
Acquisition of equity interest in Light	-	65	-	-	-	65
Net liabilities December 31, 2011	847	356	567	31	487	2,288
Expenses incurred	93	37	72	1	61	264
Contributions paid	(125)	(37)	(58)	(1)	(13)	(234)
Net liabilities December 31, 2012	815	356	581	31	535	2,318

Current liabilities						89
Non current liabilities						2,229

The expenses with pension funds are recorded in financial result as they represent the interest and monetary adjustments related to the debt with Forluz, as mentioned previously in this Note. The expenses related to the health, dental, and life insurance plans are recorded as other operating expenses.

The independent actuary’s estimate for the expense to be recognized for 2013 is as follows:

	Pension plans and retirement supplement plans Forluz		Health Plan	Dental Plan	Life Insurance
	FORLUZ	BRASLIGHT
Current service cost	11	-	17	-	8
Interest on the actuarial obligation	806	69	72	2	68
Expected return on plan assets	(717)	(34)	-	-	-
Estimated expense in 2013	100	35	89	2	76

The independent actuary’s estimate for the payment of benefits during 2013 is as follows:

	Pension plans and retirement supplement plans - Forluz	Health Plan	Dental Plan	Life Insurance
Estimated payment of benefits	567	51	1	17

The Company and its subsidiaries Cemig GT and Cemig D expect to make contributions totaling R$135 and 75 respectively to the pension fund and to the defined contribution plan during 2013.

Light expect to make contributions totaling R$115 (the portion relating to Cemig would be R$37) to the pension fund during 2013.

The main categories of the plan’s assets, as a percentage of the plan’s total assets, are as follows:

	Cemig, Cemig GT e Cemig D		BRASLIGHT
	2012	2011	2012	2011
Shares in Brazilian companies	0.08%	0.11%	15.23%	13.07%
Fixed income securities	85.63%	83.69%	73.32%	74.86%
Property	3.77%	3.78%	11.23%	4.98%
Others	10.52%	12.42%	0.22%	7.09%
	100.00%	100.00%	100.00%	100.00%

The Company’s consolidated pension plan assets include the following assets, valued at fair value, held by both CEMIG and Light:

	2012	2011
Non-convertible debentures issued by the sponsors	464	367
Shares issued by the sponsors	10	12
Real estate properties of FORLUZ, occupied by the sponsors	201	192
	675	571

The table below presents the key assumptions used by the Company for its defined benefit pension plans for the years ended December 31, 2011, and December 31, 2012:

	Cemig, Cemig GT e Cemig D		BRASLIGHT
	2012	2011	2012	2011
Annual discount rate	9.05% a 10.07%	10.07%	8.26%	10.56%
Annual expected return on the plan’s assets	9.05% a	10.98%	12.38%	10.96%
Annual long-term inflation rate	5.20%	4.30%	4.50%	4.50%
Annual salary increases	7.31%	6.39%	7.01%	6.59%
Average Mortality table	AT-2000	AT-2000	AT-83	AT-83
Disability table	Light média	Light média	Light forte	Light forte
Mortality table for disabled persons	IAPB-57	IAPB-57	IAPB-57	IAPB-57

22. PROVISIONS AND CONTINGENCIES

Cemig and its subsidiaries and jointly-controlled subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, employment and environmental law, and civil and other issues.

Proceedings in which the Company is a debtor

The Company, its subsidiaries and its jointly-controlled subsidiaries have made provisions for risks in tax, employment-law, regulatory and environmental legal proceedings in which the chances of loss are assessed as “probable” (i.e. it is expected that there will be an outflow of funds to settle the obligation), as follows:

	Balance in 01/01/2011	Balance in 2011	Additions	Updates	Reversals	Write- off	Effect of change of % stake in subsidiary	Balance in 2012
Labor claims	115	135	26	-	(19)	(17)	-	125
Civil lawsuits
Consumer relations	71	84	7	-	(21)	(4)	-	66
Other civil cases	56	65	84	4	(31)	(27)	-	95
	126	149	91	4	(52)	(31)	-	161
Tax	88	118	8	4	(4)	(3)	1	124
Environmental	4	57	1	-	(41)	(12)	-	5
Regulatory	27	78	446	-	(27)	(457)	-	40
Other	10	12	7	1	(2)	(5)	-	13

Total	371	549	579	9	(145)	(525)	1	468

Company’s management, due to the long periods and manner of working of the judiciary, tax and regulatory systems, believes that it is not practical to supply information that would be useful to the users of these financial statements about the time when any cash outflows, or any possibility of reimbursements, might take place in fact. The Company’s management believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company’s results of operations or financial position.

Below are the details of the principal provisions and contingent liabilities, including the best expectations for future disbursements for such contingencies:

Provisions, for legal actions with chances of loss assessed as “probable” and contingent liabilities linked, on the procedures with possible losses

Employment-law cases

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in numerous legal actions filed by our employees and by outsourced professionals. Most of these claims relate to overtime and additional amounts for dangerous work. Other actions relate to outsourcing of labor, supplementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments. The value of the contingency is approximately R$ 537, of which R$ 125 has been provisioned, being this the amount of probable future expected cash outflows on these claims.

Consumer relations

The Company and its subsidiaries and jointly-controlled subsidiaries are parties to several civil actions relating to indemnity for pain and suffering or property damage arising, principally, from accidents involving the electricity distribution network, irregularities in measurement of consumption and claims of undue invoicing, in the normal course of business, totaling R$ 155, of which total R$ 65 has been provisioned, being this the amount of probable future expected cash outflows on these claims.

Other civil actions

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in various civil actions applying for indemnity for pain and suffering or material damage, among others, arising from incidents taking place during the normal course of business, in the amount of R$ 172, of which R$ 95 has been provisioned, being this the amount of probable future expected cash outflows on these claims.

Tax

The Company and its jointly-controlled subsidiaries are parties in numerous administrative and court actions relating, among other subjects, to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stays tax execution. The value of the contingency is approximately R$ 215, of which R$ 40 has been provisioned.

ICMS (local state value added tax)

Light is a party in proceedings relating to the ICMS tax, the principal items being:

I.                  An infringement notice charging ICMS, Contribution to the State Poverty Combat Fund (Fundo Estadual de Combate à Pobreza, or FECP), and fine (periods January 1999–December 2003 and January 2006–December 2010), alleging non-payment of these deferred taxes in transactions prior to those of electricity distribution, that is to say, in transactions between the generating company and the distributing company, by reason of the occurrence of commercial losses.

II.               An infringement notice demanding ICMS tax due to the use by the subsidiary Light SESA of accumulated ICMS tax credits of Rheem Embalagens Ltda. in the acquisition of inputs and raw materials within the State of Rio de Janeiro.

III.            An infringement notice issued to charge ICMS tax on amounts of the subsidy directed to low-income consumers arising from the Global Reversion Reserve Fund (Fundo de Reserva Global de Reversão, or RGR).

IV.          Applicability of State Law 3188/99, which restricted the manner of appropriation of ICMS tax credits applying to the acquisition of goods destined for Property, plant and equipment, demanding that the credit should be made in portions, while such restriction was not specified in Complementary Law 87/96.

The amount of the contingencies, corresponding to the Company’s equity interest in Light is approximately R$ 537, of which R$ 37 has been provisioned, being this the amount of probable future expected cash outflows on these claims.

Gasmig is a party in actions relating to credits of ICMS tax on acquisition of property, plant and equipment used in the network and the applicability of ICMS tax to the calculation of the amount taxable for PIS and Cofins.   The amount of the contingency, corresponding to the Company’s equity interest in Gasmig, is approximately R$ 40, of which R$ 22 has been provisioned.

Additionally, the Company is defendant in various actions relating to ICMS tax in relation to which, if it eventually has to pay the tax applicable to these transactions, it will be able to require reimbursement from consumers to recover the amount of the tax plus any penalty payment. The principal cases are:

I.                  Non-payment of ICMS tax on the portions of TUSD demand contracted and not used, invoiced in the period from January 2005 to December 2010, since the value of the tax applicable was excluded from electricity invoices, in compliance with the Court Injunction granted;

II.               Various administrative and court proceedings brought by the Minas Gerais State Tax Authority charging ICMS on the transfer of excess of electricity during the period of electricity rationing.

No provision has been made and the amount, estimated, of the contingency is R$ 390.  Due to an agreement with the Minas Gerais State government, involving court actions on ICMS tax, the actions in which the company is being claimed against, or claiming payment, are in the process of being extinguished.

The Minas Gerais Consumer Defense Institute (Instituto Mineiro de Defesa do Consumidor, or Imidec) brought a class action against the Company, questioning the charging of ICMS tax on the total amount of the invoice and not only on the service provided. Based on the assessment made by our legal advisors, that the merit of the discussion has already been the subject of a statement by the Federal Supreme Court, the possibility of loss has been reassessed from “possible” to “remote”.

Social Security contributions

The Brazilian Federal Revenue Service (Secretaria da Receita Federal) has filed administrative proceedings against Cemig in relation to social security contributions alleged to be owed on various categories of payment: employee profit shares (Participações no’s Ucros e Resulted, or PLR); the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), the education assistance (auxílio-educação) contribution, overtime payments, payment for exposure to risk in the workplace, Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The value of the contingency is approximately R$ 924, of which R$ 1 has been provisioned, being this the amount of probable future expected cash outflows on these claims.

Finsocial tax

The federal government filed a rescission action against Cemig, to rescind the Appeal Court judgment given in the action for rescission previously filed by Cemig, on the subject of the Finsocial tax, with the argument that Cemig filed its action after the expiry period of two years. The value of the contingency is approximately R$ 99, of which R$ 22 has been provisioned.

Environmental

The Company and its subsidiaries are involved in environmental actions, relating to protected areas, environmental licenses, recovery of environmental damage and other subjects, in the amount of R$ 1,689, of which the Company has provisioned R$ 5, being this the amount of probable future expected cash outflows on these claims. We highlight the following:

A certain environment association filed a class action for indemnity for supposed collective environmental damage due to the construction and operation of the Nova Ponte hydroelectric plant.  The amount envisaged by the action is R$ 1,582. The Company believes that it has arguments of merit for legal defense, and as a result has not constituted a provision for this action.

The Public Attorney’s Office of the State of Minas Gerais has brought civil public actions requiring the Company to invest at least 0.5% of its annual gross operational revenue, since 1997, in environmental protection and preservation of the water tables of the municipalities where Cemig’s power plants are located, and proportional indemnity for environmental damage caused, which cannot be recovered, arising from omission to comply with Minas Gerais State Law 12503/97.  The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been constituted. The estimated amount of the contingency is R$ 94.

Regulatory

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in numerous administrative and court proceedings in which the main issues disputed are:

I.                  The tariff charges in invoices relating to the use of the distribution system by a self-producer;

II.               Violation of targets for indicators for continuity and provision of electricity;

III.           The tariff increase made during the federal government’s economic stabilization plan referred to as the “Cruzado Plan”, in 1986.

The amount of the contingency is approximately R$ 133, of which R$ 41 has been provisioned.

The CRC (Earnings Compensation) Account

a)          Claim in legal action

Prior to 1993, holders of electricity concessions were guaranteed a rate of return on the investments in the assets used to provide services linked to the concession. Tariffs charged were uniform throughout the country, and part of profits generated by more profitable concession holders were reallocated to the less profitable ones, in such a way that the rate of return of all the companies was equal to the national average. The deficits were accounted in the “CRC” Account (Conta de Resultados a Compensar, or Earnings Compensation Account) of each concession holder. When the CRC Account and the guaranteed-return concept were abolished, Cemig used its positive balances in the CRC Account to offset its liabilities to the federal government.

Aneel filed an administrative action against the Company, contesting a credit relating to those positive balances. On October 31, 2002 Aneel issued a final administrative decision. On January 9, 2004, the federal Treasury Department (Secretaria do Tesouro Nacional) issued a collection notice in the amount of R$ 516 million. The Company did not make the payment, because it believes that it has arguments of merit for defense in court, and filed for an order of mandamus to suspend its inclusion in the Listing of Unpaid Public Sector Debts (Cadastro Informativo de Créditos Não Quitados do Setor Público, or Cadin). The order of mandamus was denied by the lower court, but an appeal was made to the Federal Court of the First Region, which granted a temporary injunction suspending inclusion in the Cadin.

The amount of the contingency on December 31, 2011 was R$ 1,015, and no provision has been made.

b)          Negotiation for early settlement of the CRC Account

On November 20, 2012 the government of the State of Minas Gerais and the Company entered into a Commitment Undertaking, the purpose of which was to make possible the early payment of the obligations arising under the CRC Contract. A discount of approximately 35% was applied to the updated amount of the debtor balance, for payment at sight by the State of Minas Gerais into the account of the Company.  Please refer to Note 12 – Accounts receivable from the government of the State of Minas Gerais; the Receivables Fund for additional details.

Of the amount received by the Company, the State Government withheld and passed to the Federal Government the amount of R$ 403 , referring to the Settlement Agreement signed to terminate the legal action existing between Cemig and the Federal Government relating to the now-extinct CRC Account. Arising from this retention, the Company reported an expense of the same amount in December 2012.

Other claims in the normal course of business

In addition to the above cases, the Company is a party in other cases of smaller scale related to its normal course of operations, with an estimated total amount of R$ 88, of which R$ 14 has been provisioned. Management believes that it has adequate arguments in these actions, and does not expect significant losses relating to these issues that might have an adverse effect on the Company’s financial position or the result of its operations.

Contingent liabilities: for actions in which chances of loss are assessed as “possible”, and the Company believes it has arguments of merit for defense

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity for employees’ future benefit – the “Anuênio”

In 2006 the Company paid an indemnity to its employees, totaling R$ 178, in exchange for the rights to future payments for time of service (Anuênio) which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that these obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority (Secretaria da Receita Federal) or the National Social Security Institution (Instituto Nacional de Seguridade Social, or INSS), the Company applied for an order of mandamus to allow it to make an escrow payment into court of R$ 122. This is recorded in Escrow deposits. The amount of the contingency, updated, is R$ 204.

Profit sharing (“PLR”)

The National Social Security Institute (Instituto Nacional de Segurança Social, or INSS) opened an administrative proceeding against the Company, in 2006, due to non-payment of social security contributions on the amounts paid to employees as profit sharing in the period 2000 to 2004, due to the inspectors believing that the Company had not met the requirements of Law 10101 of 2000. In 2007, an order of mandamus was applied for, seeking to obtain a declaration that such payments of profit-sharing were not subject to the Social Security contribution. The Company received a partially favorable decision in 2008, which it has appealed and on which it awaits the 2nd instance decision. On December 31, 2011 the amount of the contingency was approximately R$ 141. On December 31, 2012, the amount was re-assessed by our legal advisers to R$ 0.5, due to it having been considered that the best possible estimate of the updated value of the payments made into court, which represents the social security contributions on the portions of Profit Shares paid.

Non-homologation of offsetting of tax credit

In several administrative tax proceedings dealing with offsetting of federal taxes, the Federal Tax Authority (Secretaria da Receita Federal) did not homologate tax returns offsetting credits arising from undue or excess payment by the Company. The amount of the contingency is R$ 397.

Corporate tax return – restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from carryforwards indicated in the tax returns (DIPJs) for the calendar years 1977 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all procedures in the administrative sphere, an ordinary legal action has been filed, in the approximate total amount of R$ 337.

PIS and Cofins taxes

An infringement notice was served on Cemig for alleged underpayment of the PIS and Cofins taxes due to undue exclusions of financial expenses from the basis of calculation of those taxes. In spite of the Company having paid PIS and Cofins on financial revenues, the Federal Revenue Department (Secretaria da Receita Federal) believes that these amounts were underpaid. The amount of the contingency was R$ 81 on December 31, 2011. On December 31, 2012, the chances of loss in this action were re-assessed as “remote”, since the Federal Supreme Court (Supremo Tribunal Federal, or STF) gave an opinion in favor of obeying the principle of prior right in cases where change in the law results in a charge upon the taxpayer.

The Company is defendant in various legal proceedings, in which the plaintiffs demand suspension of charging of PIS and Cofins, on the argument that it is illegal to charge these taxes on electricity bills. The amount of the contingency is R$ 41. On December 31, 2012 the chances of loss were re-assessed as “remote”, due to a judgment that recognized the legitimacy of the passthrough of these contributions in electricity bills.

Tax contingencies of Light Sesa

Light Sesa has the following tax contingencies in which the chances of loss are assessed as “possible”:

I.	Income tax withheld source on amounts paid by Light SESA as dividends, on the argument that they arose from non-existence profit;

II.	Demand for corporate income tax and the Social Contribution tax on the profits earned by LIR Energy Limited (LIR) and Light Overseas Investment Limited (LOI) since 1996;

III.	Fine for alleged non-compliance with an accessory obligation relating to delivery of the electronic files for the calendar years 2003 to 2005.

IV.	Charge for Inspection of Occupation of Public Places (TFOP), made by the municipal prefecture of Barra Mansa.

V.	Omission of the offsetting for settlement for debits of Cofins tax (this case has now finally been closed, in favor of the Company).

The total of these cases, corresponding to Cemig’s proportional share in the capital of Light is R$ 503.

Regulatory matters

Contribution for Public Illumination (CIP)

Cemig is defendant in several public civil actions, claiming nullity of the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on an alleged mistake by Cemig in the estimate of time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). The Company believes that it has arguments of merit for legal defense, and as a result has not constituted a provision for this action, the amount of which is estimated at R$ 1,163.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained an interim judgment in its favor in February 2006, which orders Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002.  This was to be put into effect in the CCEE starting in November 2008, and would have resulted in an additional disbursement for Cemig, for the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 135.  On November 9, 2008 the Company obtained an injunction in the Regional Federal Appeal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. The Company has classified the chances of loss as “possible”, since this is a unique action, with no similar action having previously been judged, and because it deals with the General Agreement for the Electricity Sector, in which the Company has all the full documentation to support its allegations.

Tariff increases

Exclusion of consumers inscribed as Low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by the consumers.  The court ruled in favor of the plaintiff; the Company and Aneel have filed an interlocutory appeal, and await judgment. The amount of the contingency is, approximately, R$ 133.  The Company has classified the chances of loss as “possible” due to other favorable judgments on this theme.

Period Tariff Adjustment – Neutrality of “Portion A”

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a public action against the Company and against Aneel, for identification of all the consumers that were allegedly injured in the processes of periodic Review and annual Adjustment of electricity rates, from 2002 through 2009, and restitution, through credit on electricity bills, of the amounts allegedly unduly charged, due to the non-inclusion of the effect of future variations in consumer electricity demand as a component of the distributor’s non-manageable costs (“Portion A”), and their allegedly undue inclusion in manageable costs (“Portion B”), resulting in economic/financial imbalance of the contract. The estimated amount of the contingency is R$ 158.

Action in which the Company is creditor and in which economic benefits are probable

Pasep and Cofins taxes – Widening of the calculation base

CEMIG has alleged a legal claim challenging the fairness of the expansion of the taxable base for PIS and Cofins tax calculation purposes on financial revenue and on other non-operational revenues during the period from 1999 to January 2004, by Law 9718, of November 27, 1998.  In the event of a judgment in the Company’s favor in the final instance (where no further appeal is possible), and noting that the Supreme Court has judged similar cases in favor of the taxpayer, , it will record a gain in the profit and loss account of R$ 202, net of income tax and Social Contribution tax.

23. EQUITY

(a)                   Share Capital

The fully paid-in shares , each with a par value of R$5.00, are distributed as follows:

Acionistas	Quantidade de Ações em 31 de dezembro de 2012
	Ordinárias	%	Preferenciais	%	Total	%
Estado de Minas Gerais	189.991.615	51	-	-	189.991.615	22
Outras Entidades do Estado	50.246	-	8.821.839	2	8.872.085	1
AGC Energia S.A.	122.901.990	33	-	-	122.901.990	14
Outros
No País	49.999.792	13	159644811	33	209644603	25
No Exterior	9.893.442	3	311.714.493	65	321.607.935	38
Total	372.837.085	100	480.181.143	100	853.018.228	100

Shareholders	Number of shares as of December 31, 2011
	Common	%	Preferred	%	Total	%
The State of Minas Gerais	151,993,292	51	-	-	151,993,292	22
Other entities of The State of Minas Gerais	40,197	-	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	-	-	98,321,592	14
Other:
In Brazil	35,420,497	12	73,185,353	19	108,605,850	16
Abroad	12,494,090	4	303,902,089	79	316,396,179	47
Total	298,269,668	100	384,144,914	100	682,414,582	100

Shareholders	Number of shares as of January 1, 2011
	Common	%	Preferred	%	Total	%
The State of Minas Gerais	151,993,292	51	-	-	151,993,292	22
Other entities of The State of Minas Gerais	40,197	-	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	-	-	98,321,592	14
Other:
In Brazil	35,084,145	12	88,391,812	23	123,475,957	18
Abroad	12,830,442	4	288,695,630	75	301,526,072	45
Total	298,269,668	100	384,144,914	100	682,414,582	100

Earnings Per Share

Considering the capital increase through the issue of 170,603,646 new shares without a corresponding change in Share Capital of the Company, as described below, earnings per share is presented retrospectively under the new number of shares of the Company. Thus, considering that each class of shares participates equally in the income presented, the earnings per share, basic and diluted, in 2012, 2011 and 2010, are R$ 5.01,  R$2.83 and R$2.65, respectively.

The number of shares used to calculate earnings per share, basic and diluted, is as follows:

Quantity of shares	2012	2011

Common shares	372,837,085	372,837,085
Preferred shares	480,181,143	480,181,143
	853,018,228	853,018,228

Treasury shares	(363,650)	(363,650)

Total	852,654,578	852,654,578

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

Capital increase to be proposed to the Annual Shareholders’ Meeting in April 2012

The General Meeting of Stockholders of Cemig held on April 27, 2012 approved increase in the share capital of Cemig  from R$ 3,412 to R$ 4,265, with issuance of 170,603,646 new shares, via capitalization of R$ 822 of the Retained Earnings Reserve, and R$ 31 originating from incorporation of the portions of the contract to assign the credit of the remaining balance on the CRC Account, with distribution, as a result, to stockholders of a stock bonus of 25% in new shares of the same type as those held, and with nominal value of R$ 5.00.

(b)    Reserves

The breakdown of Capital Reserves and Profit Reserves is presented as follows:

	2012	2011	01/01/2011
Capital Reserves
Interest on investments in fixed assets in progress – Own capital	1,313	1,313	1,313
Donations and subsidies for investments	2,573	2,573	2,573
Additional paid-in capital	69	69	69
Treasury Shares	(1)	(1)	(1)
	3,954	3,954	3,954

The reserve for interest on investments in fixed assets in progress – own capital refers to the interest over equity used in constructing assets and facilities, which is recorded in property, plant, and equipment as corresponding entries against equity. Cemig stopped forming this reserve as from 1999.

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

	2012	2011	01/01/2011
Profit Reserves
Legal Reserve	853	683	573
Statutory Reserve	1,304	1,141	1,435
Profit retention Reserve	71	1,383	799
Proposal for distribution of additional dividends	628	86	67
	2,856	3,293	2,874

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

Legal Reserve

This reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital as established by Article 193 of Brazillian Coporate Law 6,404. Accordingly, the Company opted to appropriate 4.12% of the net income as at December 31, 2012, in the amount of R$171 in order to comply with the law.

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

Since preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share have been calculated using the “two-class” method. The “two-class” method is an allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the dividends per share will be the same for both common and preferred shareholders. The Company distributed equal dividends per share for all years presented.

The declared dividends shall be paid in two equal installments, the first not later than June 30 and the second not later than December 30 of each year following the generation of profit. The Board of Directors is responsible for observing these deadlines and determining the place of payment and the process for payment.

The calculation of the dividends proposed for distribution to shareholders based on the Company’s profit for the year-ended December 31, 2012 is as follows:

Minimum Dividend Distribution Calculation as required by the by-laws	2012
Par value of preferred shares	2,399
Percentage applied to the par value of preferred shares	10.00%
Amount of dividends per first payment criteria	240

Shareholders’ equity	12,044
Preferred shares as a percentage of Shareholders’ equity (net of shares held in Treasury)	56.27%
Portion of Shareholders’ equity represented by preferred shares	6,777
Percentage applied to the portion of Shareholders’ equity represented by preferred shares	3.00%
Value of the dividends per second payment criteria	203

Minimum obligatory dividends required by the by-laws for preferred shares	240

Mandatory Dividend Calculation
Profit (loss) for the year	4,272
Mandatory dividend – 50.00% of profit for the year	2,136

Dividends proposed
Interest on Capital	1,700
Ordinary dividends	590
2,290
Income tax withheld at source on Interest on Equity	(154)
2,136

Dividend per preferred shares	1,202
Dividend per common shares	934

Dividends per share – R$
Minimum obligatory dividend required by the by-laws for preferred shares	0.50
Mandatory dividend	2.68
Proposed dividend	2.68

In December 2012 the Company declared payment of Interest on Equity, to be computed within the obligatory dividend for 2012, in the amount of R$ 1,700, corresponding to R$ 1.99 per share, to be paid in two equal installments, by June 30 and December 30, 2013.  This gives rise to a tax benefit of R$ 578.

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

The following extraordinary dividends were paid by the Company in 2012 and 2011:

■              In a meeting held on December 20, 2012, the Board of Directors decided to declare an extraordinary dividend in the amount of R$1,600, or R$1.8765 per share, using the profit reserve established under the Bylaws for this purpose. The payment of these dividends took place in January, 2013.

■              In a meeting held on December 9, 2011, the Board of Directors decided to declare an extraordinary dividend, in the amount of R$850, or R$1.25 per share, using the profit reserve established under the Bylaws for this purpose. The payment of these dividends took place on December 28, 2011.

(d) Equity Valuation Adjustments

	2012	2011	2010

Deemed Cost of the Generation Assets	959	1,080	1,210
Foreign Currency Translation Adjustments	10	5	(1)
Cash Flow Hedge Instruments	-	1	1
	969	1,086	1,210

The translation adjustments refer to the foreign exchange difference calculated on the translation of Transchile’s financial statements based on the exchange rates for assets and liabilities at the end of the year, recorded directly in the abovementioned Shareholders’ Equity account.

The amounts recorded as deemed cost of generation assets are due to a new valuation of the generation assets, with the definition of their fair value by their replacement cost at the first time adoption of IFRSs as of January 1, 2009. The new valuation of the generation assets resulted in an increase in the value of these assets, recorded in a specific equity account, net of tax effects.

24. REVENUE

	2012	2011 (Reclassified)	2010 (Reclassified)
Supply of electric power (a)	18,614	16,568	14,688
Revenue from use of the electricity distribution grid – TUSD (b)	2,215	1,978	1,658
Revenue of the transmission system
Transmission concession revenue (c)	1,675	1,408	1,141
Transmission construction revenue (d)	160	120	225
Transmission indemnity revenue (c)	192	-	-
Distribution construction revenue (d)	1,446	1,412	930
Gas construction revenue (d)	25	7	186
Transactions in electricity on the CCEE	427	270	133
Other operational revenues (d)	1,324	983	924
Taxes on revenue and regulatory charges (c)	(7,618)	(6,997)	(6,095)
Net operational revenue	18,460	15,749	13,790

(a)  Supply of electric power

The breakdown of the supply of electric power by consumer class is as follows:

	GWh ( * )			R$
	2012	2011	2010	2012	2011 (Reclassified)	2010 (Reclassified)
Residential	11,518	10,742	9,944	6,227	5,452	4,833
Industrial	25,969	26,029	24,826	4,582	4,362	3,936
Commerce, services and others	7,950	6,985	6,227	3,542	3,045	2,718
Rural	2,874	2,647	2,467	785	708	632
Governmental entities	1,344	1,191	1,083	609	531	467
Public lighting	1,464	1,371	1,220	393	357	310
Public service	1,549	1,439	1,360	464	425	394
Subtotal	52,669	50,404	47,127	16,600	14,880	13,290
Own consumption	62	57	53	-	-	-
Unbilled, net	-	-	-	71	75	(71)
	52,731	50,461	47,180	16,671	14,955	13,219
Wholesale supply to other concession holders (**)	13,868	14,458	14,205	1,903	1,577	1,445
Sales under the PROINFA program	127	121	85	38	36	24
Total	66,726	65,040	61,470	18,614	16,568	14,688

( * ) The MWh column includes of the total electricity sold by Light, proportional to the Company’s equity interest. Information unaudited

( ** ) Includes Contract for Trading of Electricity on the Regulated Market Sale (CCEAR) and bilateral contracts with other agents.

Annual tariff review – Cemig D

On April 8, 2012 Aneel approved the result of the Tariff Adjustment for Cemig D. The result approved by Aneel was for an upward adjustment of 5.24%, made up of two components: (i) The Structural component, of 2.90%, comprising the non-manageable costs (“Portion A”) and manageable costs (“Portion B”); and (ii) Financial components, of 2.34%. The adjustment is in effect until April 2013. With the withdrawal of the financial components considered in the 2011 tariff process, of 1.39%, the average effect on the Company’s captive consumers was an increase of 3.85%.

Periodic Tariff Review – Cemig D

In April 8, 2013 the Brazilian electricity sector regulator, Aneel (Agência Nacional de Energia Elétrica), published the result of the Third Tariff Review of Cemig D (Cemig Distribuição S.A.), which will result in positive repositioning of Cemig D’s tariffs. These tariffs will take effect from April 8, 2013 and the average effect for consumers will be an increase of 2.99%.

In this decision, Aneel is already applying the effects of Decree 7945/12, which governs the use of the funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to attenuate distributors’ costs of acquisition of electricity in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) as a result of the unfavorable hydrological conditions, which have led to the dispatching of thermal generation plants, and as a result to reduce the impact of the tariff adjustment, limiting it to 3%. The amount that exceeds this percentage will be passed through in a single payment, within 10 business days from the date of publication of the Aneel Homologating Resolution. The amount of these funds coming from the CDE will be reimbursed by consumers in up to 5 years, updated by the IPCA inflation index.

According to the statement of calculation received by Cemig after the homologation of the result of the Tariff Review at the meeting of the Council of Aneel, the Net Regulatory Remuneration Base was R$ 5,511,768, and the Gross Regulatory Remuneration Base was R$ 15,355,843.

For more details about the Regulatory Remuneration Base (BRR) please see Explanatory Note 16 to the consolidated financial statements.

Annual tariff review – Light

On November 6, 2012, ANEEL approved the tariff adjustment of Light SESA for 2012. The result ratified by ANEEL represents a rate increase of 10.77%, consisting of two components: (i) Structural component of 7.17% for non-manageable (Portion A) and manageable (Portion B) costs and (ii) Financial component, which be effective until October 2012, of 3.60%. Considering the removal of the financial component present in Light’s rates in effect until this date, of -0.64%, the proposal represents an average rate increase for consumers of 11.41% from November 7, 2012.

(b)        Revenue from use of the electricity distribution grid – TUSD

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

(c)         Revenue from use of the transmission system

For the transmission concessions, revenue includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines, and also updating of the value of the transmission financial asset constituted, primarily, during the period of construction of the transmission facilities. The rates used for updating of the asset correspond to the remuneration on the capital applied in the enterprise, and these vary in accordance with the type of enterprise and the investing company’s cost of capital.

In 2012 the Company reported the gain estimated to result from the indemnity of the transmission assets to which the criteria of PM 579 apply.  There are more details in Note 4.

(d)        Construction Revenue

Construction Revenue is fully offset by the construction costs and corresponds to the Company’s investments in the period in assets of the concession, where the operating income, in some cases, also includes the profit margin involved in the operation. More details are presented in note 25 of the consolidated Financial Statements.

(e)         Other operational revenues

	2012	2011 (Reclassified)	2010 (Reclassified)
Supply of gas	755	579	398
Charged service	18	14	16
Telecommunications services	162	158	131
Rendering services	117	98	179
Low-income subsidy (*)	176	56	133
Renting	86	76	60
Others	9	2	7
	1,324	983	924

(*) Revenue recognized arising from the subsidy from Eletrobrás, for the discount given on tariffs charged to low-income consumers.  The amounts were homologated by ANEEL and are reimbursed by Eletrobrás.

(f)             Taxes on revenue and regulatory charges

	2012	2011	2010
Income Taxes
ICMS	3,954	3,575	3,142
COFINS	1,656	1,496	1,310
PIS and PASEP	359	325	304
Others	8	6	12
	5,977	5,402	4,768
Charges to the consumer
Global Reversion Reserve – RGR	287	205	183
Energy Efficiency Program – PEE	38	43	43
Energy Development Account – CDE	616	516	423
Fuel Consumption Account – CCC	565	718	532
Research and Development – R&D	47	37	39
National Scientific and Technological Development Fund	41	32	34
Energy System Expansion Research – EPE (Mining and Energy Ministry)	21	16	17
Emergency Capacity Charge	-	-	20
0.30% Surcharge (Law 12111/09)	26	28	36
	1,641	1,595	1,327
	7,618	6,997	6,095

25. OPERATING COSTS AND EXPENSES

	2012	2011 (Reclassified)	2010 (Reclassified)
Personnel (a)	1,361	1,249	1,212
Employee’ and managers’ profit sharing	244	221	325
Post-employment obligations	134	124	107
Materials	82	98	134
Outsourced services (b)	1,127	1,031	923
Electricity purchased for resale (c)	5,951	4,278	3,722
Depreciation and amortization	1,001	983	927
Royalties for usage of water resources	186	154	140
Provisions (reversals) for operating losses (d)	782	257	138
Charges for the use of transmission facilities of the basic grid	1,011	830	729
Gas purchased for resale	495	329	225
Construction costs	1,630	1,529	1,328
Other operating expenses, net (e)	634	362	321
	14,638	11,445	10,231

a)          Personnel Expenses

	2012	2011	2010
Salary and payroll charges	1,219	1,132	1,073
Supplementary pension contributions – defined-contribution plan	72	67	66
Assistance benefits	136	132	133
	1,427	1,331	1,272

Temporary Voluntary Retirement Program	33	20	40
( - ) Personnel costs transferred to construction in progress	(99)	(102)	(100)
	(66)	(82)	(60)
	1,361	1,249	1,212

Employee special retirement programs

Incentive Retirement Program – PDP

From November 2011 to January 17, 2012 the Company offered the Incentive Retirement Program (Programa Desligamento Premiado – PDP), which had among its principal benefits: payment of one gross monthly salary and six months’ contribution to the health plan after retirement, deposit of the payment of 40% of the balance on the FGTS account (otherwise payable only in the event of non-voluntary termination of employment), and payment of the full advance notice period, from a minimum of 30 day’s up to a maximum of three months’ (90 days’) salary. In 2012, a total of 182 employees had subscribed to the program.

The PID Incentive Retirement Program

For the period January 17, 2013 to March 27, 2013, the Company created the PID, available only to employees who already satisfied the full condition for retirement under the National Social Security System (Instituto Nacional de Seguridade Social, or INSS), and also qualified for retirement through Forluz, and had been with the Company for a minimum of 20 years. This program offers four times the gross monthly remuneration, six months’ contribution to the health plan and the other indemnity payments specified by Law.  The financial impact of the program will be reported in 2013, depending on how many employees accept it, and the period for termination will close in June 2013.

b)         Outsourced Services

	2012	2011	2010
Collection agents / Meter readers / Bill delivery agents	188	176	136
Communication	106	90	79
Maintenance of electrical facilities and equipment	249	205	198
Building maintenance and cleaning	78	59	51
Contracted labor	31	60	54
Freight and airfares	14	12	12
Accommodation and meals	20	19	24
Security	24	23	19
Management consulting	45	27	3
Maintenance of furniture and fixtures	43	68	44
Vehicle maintenance	11	22	29
Disconnections and reconnections	44	53	62
Environment	29	27	26
Electricity	1	1	1
Tree pruning services	26	25	17
Cleaning of power line pathways	37	35	28
Others	182	129	140
	1,127	1,031	923

c)          Electricity purchased for resale

	2012	2011	2010
From Itaipu Binacional	1,069	919	910
Spot market	890	337	382
PROINFA	265	204	192
Bilateral contracts	612	538	315
Electricity acquired in Regulated Market auctions	2,806	1,965	1,873
Electricity acquired on the Free Market	717	637	348
PASEP and COFINS credits	(408)	(322)	(298)
	5,951	4,278	3,722

d)         Operating provisions (reversals)

	2012	2011	2010
Pension plan premiums	(3)	3	(22)
Allowance for doubtful receivables	315	163	105
Provision
Labor Claims	7	14	(9)
Civil Lawsuits	38	35	(16)
Tax	3	8	(4)
Environmental	1	1	-
Regulatory	420	18	92
Other	1	15	(8)
	470	91	55
	782	257	138

Cemig D provisioned the amount of R$ 159 as allowance for doubtful receivables in 2012, reflecting amounts receivable from industrial consumers due to non-payment of the ICMS applicable to the portions of invoices that comprise the TUSD charge.

e)          Construction costs

	2012	2011	2010

Employee’ and managers’ salaries	107	101	28
Materials	755	604	410
Outsourced services	668	728	606
Other	100	96	284
	1,630	1,529	1,328

f)              Other operating expenses, net

	2012	2011	2010
Leases and rentals	105	87	58
Advertising and publicity	8	24	30
Own consumption of electric power	14	19	10
Subsidies, grants and donations	39	34	40
ANEEL inspection charge	47	46	43
Onerous concessions	26	21	23
Taxes and charges (IPTU, IPVA and others)	38	26	21
Insurance	11	8	11
CCEE annual fee	6	6	5
License fee - TDRF ( * )	-	30	27
Net loss on deactivation and disposal of assets	126	22	26
FORLUZ – Current Administration expense	22	15	14
Other expenses	192	24	14
	634	362	322

(* )TFDR - License charge for use or occupation of land-adjoining highways.

In 2012 the Company posted losses for de-activation of assets arising from the carrying out of the physical inventory to comply with Aneel Resolution 367/2009.

Operating leases

The Company has operating lease agreements related mainly to vehicles and buildings used in its operatingl activities which are not material in relation to the Company’s total costs.

26. NET FINANCIAL INCOME (EXPENSES)

	2012	2011 Reclassified	2010 Reclassified
FINANCIAL INCOME
Income from financial investments	296	410	392
Charges on arrears of overdue electricity bills	179	151	137
Interest and monetary gains on account receivables from the the Government of the State of Minas Gerais	157	152	129
Foreign exchange gains	44	20	51
PASEP and COFINS on financial revenues	(42)	(42)	(39)
Gains on financial instruments	28	16	-
Adjustment to present value	-	-	17
Monetary updating on Finsocial (note 9)	57	67	-
Monetary updating on escrow account (note 11)	-	68	-
Monetary updating of Account receivable of State Government (Note 12)	2,383	-	-
Other income	108	153	154
	3,210	995	841
FINANCIAL EXPENSES
Interest on loans, financings and debentures	(1,243)	(1,311)	(1,076)
Foreign exchange losses	(82)	(40)	(37)
Monetary losses – loans, financing and debentures	(186)	(146)	(144)
Monetary losses – onerous concessions	(34)	(21)	(42)
Monetary updating – R&D and P.E.E.	(24)	(35)	(31)
Monetary updating – Other	(48)	(92)	(21)
Adjustment to present value	(1)	(1)	-
Losses on financial instruments	-	-	(6)
Monetary losses and charges on post-employment obligations	(132)	(163)	(142)
Monetary losses on advance for capital increase (note 23)	-	(66)	-
Other expenses	(208)	(90)	(95)
	(1,958)	(1,965)	(1,594)
NET FINANCIAL EXPENSES	1,252	(970)	(753)

PASEP and COFINS expenses are due on the interest on shareholders’ equity.

27. RELATED PARTY TRANSACTIONS

The main balances and transactions with parties related to Cemig and its subsidiaries and jointly controlled subsidiaries are as follows:

ENTITIES	ASSETS		LIABILITIES		REVENUES		EXPENSES
	2012	2011	2012	2011	2012	2011	2012	2011
Cemig Distribuição S.A.
Current
Cooperation agreement (1)	-	-	23	22	-	-	9	12
Dividends and interest on Capital	120	109	-	-	-	-	-	-
Operations with electricity (2)	41	41	4	4	425	375	(48)	(55)
Non Current
Cooperation agreement (1)	29	11	-	-	-	-	-	-

Cemig Geração e Transmissão S.A.
Current
Cooperation agreement (1)	-	-	18	-	-	-	1	(7)
Dividends and interest on Capital	399	-	-	-	-	-	-	-
Operations with electricity (2)	4	4	29	29	52	58	(312)	(283)
Non Current
Cooperation agreement (1)	19	25	-	-	-	-	-	-

Light S.A.
Current
Dividends and interest on Capital	19	19	-	-	-	-	-	-
Operations with electricity (2)	-	-	1	1	32	31	(8)	(6)

Cemig Capim Branco
Current
Dividends and interest on Capital	9	3	-	-	-	-	-	-
Operations with electricity (2)	-	-	7	7	5	4	(91)	(73)
Services (3)	2	2	-	-	4	5	-	-

Cemig Telecomunicações
Current
Dividends and interest on Capital	-	7	-	-	-	-	-	-
Operations with electricity (2)	-	-	-	-	3	3	-	-
Sharing of infrastructure (4)	2	1	-	-	5	6	-	-
Prestação de serviço (5)	-	-	4	5	-	-	(20)	(27)
Non-current
Maintenance (6)	-	1	-	-			-	-
Personnel seconded (7)	1	1	-	-	-	-	2	2

Transmissora Aliança de Energia Elétrica
Current
Dividends and interest on Capital	38	115	-	-	-	-	-	-
Operations with electricity (2)	-	-	4	4	-	-	(34)	(34)

Cemig Serviços
Current
Services (8)	-	-	3	1	-	-	(12)	(1)
Personnel seconded (7)	1	-	-	-	-	-	-	-
Non-current
Personnel seconded (7)	4	2	-	-	-	-	-	-

Empresa Paraense de Transmissão de Energia
Current
Operations with electricity (2)	-	-	-	-	-	-	(3)	(3)

Baguari Energia
Current
Dividends and interest on Capital	26	6	-	-	-	-	-	-
Operations with electricity (2)	-	-	1	-	-	-	(6)	(5)

Companhia de Gás de Minas Gerais S.A
Current
Dividends and interest on Capital	21	21	-	-	-	-	-	-

Empresa Regional de Transmissão de Energia S.A
Current
Dividends and interest on Capital	8	9	-	-	-	-	-	-
Operations with electricity (2)	-	-	-	-	-	-	(1)	(1)

Empresa Amazonense de Transmissão de Energia S.A
Current
Dividends and interest on Capital	-	5	-	-	-	-	-	-
Operations with electricity (2)	-	-	2	1	-	-	(14)	(13)

	ASSETS		LIABILITIES		REVENUES		EXPENSES
	2012	2011	2012	2011	2012	2011	2012	2011
Minas Gerais state government
Current
Consumers and Traders (9)	8	7	-	-	96	89	-	-
Consumers and Traders (10)	-	25	-	-	-	-	-	-
Accounts receivable from Minas Gerais state government – CRC Account (11)	2,422	-	-	-	70	103	-	-
Non-current
Accounts receivable from Minas Gerais state government – CRC Account C (11)	-	1,830	-	-	-	-	-	-
Dividends and interest on Capital	-	-	468	266	-	-	-	-
Debentures (12)	-	-	53	47	-	-	(6)	(10)
Financings – Minas Gerais Development Bank (13)	-	-	9	15	-	-	-	-

Forluz
Current
Employee post-retirement benefits (14)	-	-	51	74	-	-	(93)	(106)
Personnel expenses (15)	-	-	-	-	-	-	(72)	(67)
Administration costs (16)	-	-	-	-	-	-	(22)	(15)
Non-current
Employee post-retirement benefits (14)	-	-	764	772	-	-	-	-

Cemig Saúde
Current
Health Plan and Dental Plan (17)	-	-	612	598	-	-	(74)	(70)

Andrade Gutierrez SA
Current
Construction - Santo Antonio Hydroelectric Plant (18)	1	-	3	7	-	-	-	-
Light for Everyone (Luz para Todos) Program (20)	-	-	-	-	-	-	(2)	(9)
Non-current
Construction - Santo Antonio Hydro Plant (18)	7	4	-	-	-	-	-	-

Main material comments on the above transactions:

(1) Technical Cooperation Working Agreement between Cemig, Cemig D and Cemig GT instituted by Aneel Dispatch 3924/2008. This includes, principally, reimbursement of expenses relating to sharing of infrastructure, personnel, transport, telecommunications and IT.

(2) The company has electricity purchase contracts with Cemig GT, Light, Baguari Energia, Santo Antônio Energia and Cemig Capim Branco, under public electricity auctions held over the period 2004 to 2011; for the bilateral contracts between Cemig D and Cemig Capim Banco the dates of the auctions are prior to 2004. The contracts have period of eight years from start of supply and annual updating of price by the IG PM index. These transactions were carried out on terms equivalent to arms-length transactions, since the electricity was purchased through an auction organized by the federal government, which subsequently specified the contracts that were to be signed between distributors and generators. The Company also has contracts for sale of electricity with Cemig D and Light, arising from the 2004 and 2011 public auctions of the existing generation capacity, for 8 years’ supply, with annual price adjustment by the IGP-M inflation index. For Cemig Telecomunicações, Transmissora Aliança de Energia Elétrica, Empresa Amazonense de Transmissão de Energia, Empresa Regional de Transmissão de Energia and Empresa Paraense de Transmissão de Energia the transactions in electricity refer to Charges for Use of the Network.

(3) This refers to the service contract for operation and maintenance of the Amador Aguiar I and II hydroelectric plants and other associated equipment signed between Cemig Geração e Transmissão and Cemig Capim Branco in 2011, with duration of two years, adjusted by the IGP-M index.

(4) Sharing of excess infrastructure of distribution, transmission and subtransmission comprising distribution network posts, building installments and other infrastructures, between Cemig and Cemig Telecom through a contract signed in 2000 with duration of 15 years.  The amount received varies in accordance with revenue obtained for the use of the infrastructure by Cemig Telecom.  There is no index for adjustment.

(5) Contract for provision of telecoms services through supply of network capacity between Cemig Telecom and Cemig D in 2009 and 2010 with duration of 5 years, updated by the IGP-M index;

(6) Preventive and corrective maintenance services on the transmission and subtransmission lines that are used jointly, including OPGW cables, transition cables and their accessories.

(7) Reimbursement of expenses relating to personnel seconded by Cemig to companies of the Group.

(8) Refers to the service contract for reading, printing and simultaneous delivery of electricity consumption invoices in kWh, through a technology developed for this, visual inspection of consumer units, collection and confirmation of client registry data, updating of postal addresses, allocation of routes, planning and change of urban and rural routes – signed by Cemig Serviços and Cemig Distribuição in 2011, with duration of two years.  Amendments may be made for successive equal periods up to the period of 48 months.  Extendable for up to four years, adjusted by the IGP-M index.

(9) Sale of electricity to Minas Gerais State government – terms equivalent to arm’s-length transaction, since the price of electricity is set by Aneel through a Resolution specifying the company’s annual Tariff Adjustment.

(10) This refers to the renegotiation of the debit arising from the sale of electricity to COPASA, which was settled in full in September 2012.

(11) Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. See Explanatory Note 10 to the Interim consolidated financial statements.

(12) Private issue of R$ 120,000 in non-convertible debentures, updated by the IGP–M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from issue date. The amount at December 31, 2009 was adjusted to present value.

(13) Financings of the subsidiaries Transudeste, Transleste and Transirapé, maturity in 2019 (TJLP long-term interest rate + 4.5% p.a. and UMBNDES + 4.54% p.a.) and of Transleste, in 2017 (US$ + 5%) and 2025 (9.5% p.a.);

(14) The contracts of Forluz are updated by the Amplified Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) (See Explanatory Note 21) and will be amortized up to 2024.

(15)This refers to Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 16), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(16) Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

(17) Contribution by the sponsor to the health plan and dental plan of the employees.

(18) Contracts with Construtora Andrade Gutierrez S.A for construction of the Santo Antônio Hydroelectric Plant, and, for transmission facilities specific to that plant, with the Santo Antônio Construction Consortium (Consórcio Construtor Santo Antônio, or CCSA), of which Construtora Andrade Gutierrez S.A. is a member, responsible for services of preparation of plans and for the civil works (Consórcio Santo Antônio Civil).

(20) Contract for works to implement one lot of the Light for Everyone (Luz Para Todos) rural electrification program in Cemig’s concession area, between Cemig D and the Iluminas Consortium, of which Andrade Gutierrez is a member.

For more information on the main transactions, see Notes 12, 19, 21 and 25.

Remuneration of Key Management Personnel

The total remuneration paid to the members of the Board of Directors and the Chief Officers during 2012 and 2011 years is as follows:

	2012	2011
Remuneration	8	9
Profit sharing	2	2
Post-retirement benefits	1	1
Assistance benefits	1	-
Total	12	12

For more information on the main transactions, see Notes 8, 12, 18, 19, 21, 24 and 25.

28. FINANCIAL INSTRUMENTS

The financial instruments of the Company, its subsidiaries and jointly-controlled subsidiaries are restricted to Cash and cash equivalents, marketable securities, accounts receivable from consumers and traders, accounts receivable from the Government of the State of Minas Gerais, financial assets of the concession, loans and financing, obligations with debentures, post-retirement benefits, and derivatives, where the gains and losses obtained in the transactions are fully recorded on an accrual basis.

The financial instruments of the Company, its subsidiaries and jointly-controlled subsidiaries were recognized at fair value and are classified as follows:

■              Loans and receivables: In this category are: Cash equivalents; Receivables from consumers; Traders and concession holders – Transport of electricity; Linked funds; and Financial assets not covered by Provisional Measure 579.  They are recognized at their nominal realization value which is similar to fair value.

■                  Financial instruments at fair value through profit or loss –  In this category are Securities, and Derivative instruments (mentioned in item “b”).  They are valued at fair value and the gains or losses are recognized directly in the Profit and loss account.

■                  Financial instruments held to maturity – This category includes Securities for which there is a positive intention to hold them until maturity. They are measured at the amortized cost using the effective interest method.

■                  Financial Instructions available for sale – As from December 31, 2012, Financial assets of the concession covered by Provisional Measure 579 are in this category.  They are measured at the New Replacement Value (VNR), equivalent to fair value on the date of the financial statements.

■                  Non-derivative financial liabilities – In this category are: Loans and financings, Obligations under debentures, Debt agreed with the pension fund (Forluz); and Suppliers. These are measured at the amortized cost using the effective interest method.  The Company has calculated the fair value of its Loans, financings and debentures using the CDI rate + 0.9%, based on its most recent funding.  For the following instruments Company considered their fair value to be equal to book value: loans, financings and debentures with rates in the following ranges between: IPCA + 4.70% and IPCA + 5.10%; CDI + 0.65% to CDI + 0.73%; IGPM + 4.70% to IGPM + 5.10%; and fixed-rate at 8.5% to 10.07%.  For the financings from BNDES and Eletrobras the fair value is identical to the book value, since there are no similar instruments with comparable maturity dates and interest rates.

■                  Derivatives: These are measured at fair value and the effects recognized directly in the income statement, except for the cash flow hedge in the jointly-controlled subsidiary Madeira Energia S.A., for which the effective portion of the variations in fair value of the derivatives was recognized directly in Equity.  These financial instruments of Madeira Energia were settled in full in 2012.

Financial instruments catagories	2012		2011		01/01/2011
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Assets:
Loans and receivables
Cash and cash equivalentes – Financial Investments	2,329	2,329	2,705	2,705	2,885	2,885
Consumers and traders	2,662	2,662	2,709	2,709	2,359	2,359
Concession holders – transport of energy	515	515	439	439	401	401
Account receivable from the State of Minas Gerais Government	2,422	2,422	1,830	1,830	1,837	1,837
Financial assets of the concession	6,622	6,622	10,206	10,206	8,297	8,297
	14,550	14,550	17,889	17,889	15,779	15,779

Available for sale
Financial assets of the concession	5,585	5,585	-	-	-	-

Held to maturity
Securities	647	647	-	-	-	-

Fair value through profit or loss:
Held for trading
Securities	1,073	1,073	359	359	322	322

Derivative instruments - Contract swap	32	32	-	-	-	-

Liabilities:
Stated at amortized cost
Suppliers	1,735	1,735	1,190	1,190	1,121	1,121
Debt agreed with pension fund (Forluz)	815	815	847	847	868	868
Concessions payable	210	210	138	138	118	118
Loans, financing and deentures	16,170	16,799	15,779	15,767	13,226	13,226
	18,930	19,559	17,954	17,942	15,333	15,333

Fair value through profit or loss :
Derivative instruments - Contract swap	1	1	24	39	67	62

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

The principal risks to which the Company is exposed are as follows:

Exchange Rate Risk

Cemig and its subsidiaries and jointly-controlled subsidiaries are exposed to market risk from adverse changes in foreign currency rates, especially the U.S. Dollar against the Brazilian Real, which could potentially have a significant impact on their indebtedness, profit and cash flow. In order to reduce its exposure to adverse changes in foreign currency rates, as at December 31, 2012 the Company held certain hedge contracts, which are described in more detail in item b below.

The tables below provide summary information regarding the exposure to the exchange rate risk:

EXCHANGE RATES EXPOSURE	2012		2011
	Foreign Currancy	R$	Foreign Currancy	R$
U.S. Dollar
Loans and Financing (note 19)	240	489	170	319
Suppliers – Eletrobras – Electricity from Itaipu	105	219	106	198
(+/–) Contracted hedge/swap	(8)	(19)	(27)	(46)
	337	689	249	471
Euro
Loans and Financing – Euro (nota 19)	14	39	15	37
(+/–) Contracted hedge/swap	(11)	4	-	-
	3	43	15	37

UMBndes ( * )	-	-	66	3
Net liabilities exposed		732		511

( * ) UMBndes = BNDES Monetary Unit.

Exchange Rate Sensitivity Analysis

Based on information received from its financial consultants, the Company estimates that in a probable scenario the depreciation of the exchange rates of foreign currencies against the Brazilian Real as at December 31, 2013 will be 0.29% for the U.S. Dollar (to US$1=R$2.05) and 2.67% for the Euro (to €1 = R$2.622).  In the table below, the Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% appreciation and a 50% appreciation of the foreign currencies as compared to the increase assumed in the probable scenario. The Company has designated these alternative appreciation scenarios as Possible and Remote, respectively.

Foreign Exchange Rate Exposure	Base scenario December 31,2012	Probable scenario	Possible scenario: Foreign currency appreciation of 25%	Remote scenario: Foreign currency appreciation of 50%
U.S. Dollar
Loans and Financing (note 19)	489	491	614	737
Suppliers – Eletrobras – Electricity from Itaipu	219	220	275	330
(+/–) Contracted hedge/swap	(19)	(19)	(24)	(29)
	689	692	865	1,038
Euro
Loans and Financing – Euro (nota 19)	39	37	46	56
(+/–) Contracted hedge/swap	4	5	5	5
	43	42	51	61
Net liabilities exposed to exchange rate risk	732	734	916	1,099
Net effect		2	184	367

Interest Rate Risk

The Company and its subsidiaries and joiontly-controlled subsidiaries is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates, especially the Libor, in the amount of R$217 (R$207 on December 31, 2011).

The table below presents the Company’s net assets and liabilities exposed to a risk of an increase in domestic interest rates as of December 31, 2012 and December 31, 2011:

EXPOSURE TO CHANGES IN DOMESTIC INTEREST RATES	2012	2011
Ativos
Cash equivalents – Short-term investments (Nota 6)	2,329	2,705
Securities (Note 7)	1,720	359
Linked funds	132	3
	4,181	3,067
Passivos
Loans, financings and debentures - CDI rate (Nota 19)	(7,569)	(9,274)
Loans, financings and debentures – TJLP rate (Nota 19)	(2,087)	(1,991)
Contracted interest rate hedges and swaps	(750)	(750)
	(10,406)	(12,015)
Net liabilities exposed	(6,225)	(8,948)

Sensitivity analysis

In estimating risk related to the most important interest rates, the Company and its subsidiaries estimate that in a “probable” scenario, on December 31, 2013 the Selic rate, and the TJPL inflation indices will be, respectively, 7.25% and 5.00%. The Company has performed a sensitivity analysis to show the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the Selic rate compared to the increase assumed in the “probable” scenario – designating these alternative Selic rate increase scenarios as “Possible” and “Remote,” respectively. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company’s basic, optimistic and pessimistic scenarios, based on opinions from its financial consultants, as described in the Hedging Policy.

Risk – Increase in Brazilian domestic interest rates	Base scenario December 31, 2012	“Probable” scenario: SELIC 7.25% TJLP 5.00%	“Possible” scenario: SELIC 9.06% TJLP 6.25%	“Remote” scenario: SELIC 10.88% TJLP 7.50%
Assets
Cash equivalents – Short-term investments (Note 6)	2,329	2,498	2,540	2,582
Securities (Note 7)	1,720	1,844	1,875	1,907
Linked funds	132	142	144	147
	4,181	4,484	4,559	4,636
Liabilities
Loans, financings and debentures – CDI rate (Note 19)	(7,569)	(8,119)	(8,256)	(8,393)
Loans, financings and debentures – TJLP index (Note 19)	(2,087)	(2,192)	(2,218)	(2,244)
Contracted foreign exchange rate hedges and swaps	(750)	(802)	(815)	(832)
	(10,406)	(11,113)	(11,289)	(11,469)
Net liabilities exposed	(6,225)	(6,629)	(6,730)	(6,833)
Net effect of variation		(404)	(505)	(608)

Risk of increase in inflation

The Company is exposed to the risk of increase in inflation, on December 31, 2012.  This exposure is as a result of the net liabilities indexed to the variation of the IPCA index and the IGP-M index, as shown below:

Risk – Increase in Brazilian inflation rates	2012	2011
Assets
Financial assets of the concession – IGP-M index (nota 13)	5,585	-

Liabilities
Loans, financings and debentures – IPCA index (Note 19)	(3,896)	(2,250)
Loans, financings and debentures – IGP-M index (Note 19)	(467)	(443)
	(4,363)	(2,693)

Net effect of variation	1,222	(2,693)

Interest rate sensitivity analysis

In estimating risk related to the most important inflation rates, the Company and its subsidiaries estimate that in a “probable” scenario, on December 31, 2013 the IPCA and the IGP-M inflation indices will be, respectively, 5.42% and 5.21%. The Company has performed a sensitivity analysis to show the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the Selic rate compared to the increase assumed in the “probable” scenario – designating these alternative Selic rate increase scenarios as “Possible” and “Remote,” respectively.

Risk – Increase in Brazilian inflation rates	Base scenario December 31,2012	December 31,2013
	Book value	“Probable” scenario: IPCA 5,42% IGP-M 5,21%	“Possible” scenario: IPCA 6,78% IGP-M 6,51%	“Remote” scenario: IPCA 8,13% IGP-M 7,82%
Assets
Financial assets of the concession – IGP-M index (note 13)	5,585	5,876	5,949	6,022

Liabilities
Loans, financings and debentures – IPCA index (Note 19)	(3,896)	(4,108)	(4,161)	(4,213)
Loans, financings and debentures – IGP-M index (Note 19)	(467)	(491)	(497)	(503)
	(4,363)	(4,599)	(4,658)	(4,716)

	1,222	1,277	1,291	1,306
Net effect of variation		55	69	84

Liquidity Risk

Cemig’s cash generation is sufficient to cover its short-term requirements and for its program for acquisitions and investments.

Management of liquidity risk is as important as the quality of management of the business’s operational cash flow, and the Company uses a group of methodologies, procedures and instruments that are coherent with the complexity of the business, which it applies in permanent control of the financial processes, to guarantee appropriate risk management.

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

This table shows the flow of payments of the Company’s obligations on floating-rate and fixed-rate loans, financings and debentures:

	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
- Floating interest rates
Loans, financings and debentures	616	351	3,514	9,199	5,508	19,188
Concessions payable	2	5	13	67	163	250
Debt agreed with pension fund (Forluz)	8	16	76	459	949	1,508
	626	372	3,603	9,725	6,620	20,946
- Fixed interest rates
Loans, financings and debentures	3	9	876	129	233	1,250
Suppliers	1,735	-	-	-	-	1,735
	1,738	9	876	129	233	2,985
	2,364	381	4,479	9,854	6,853	23,931

Credit Risk

The risk resulting from losses on doubtful receivables for CEMIG and its subsidiaries is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears.

The Allowance for Doubtful Accounts recorded in 2012, considered adequate in relation to overdue receivables of the Company and its subsidiaries and jointly controlled companies, was R$315.

In relation to the risk of losses arising from insolvency of the financial institutions at which the Company, its subsidiaries or jointly-controlled subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004, in which each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies. The Company assigns each financial institution a maximum fund allocation limit, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have the characteristics of fixed income, and are always indexed to the CDI rate.

As a management instrument, Cemig divides the investment of its funds into: direct purchases of securities (own portfolio); and three investment funds, which hold approximately 20% of the total portfolio. These investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments of the Company’s own portfolio.

The minimum requirements of the Company and its principal subsidiaries for concession of credit to financial institutions are centered on three items:

1.           Rating by two risk rating agencies.

2.           Equity greater than R$400.

3.           Basle ratio: 12 or above.

Exceeding these thresholds, banks are classified in three groups, by the value of their equity. From this classification as a starting point, limits of concentration by group and by institution are established:

Group	Shareholder´s equity	Concentration	Bank limit (% of shareholder´s equity)**
A1	Over R$3.5 bilhion	Minimum of 80%	7.0%
A2	Between R$1.0 bilhion and R$3.5 bilhion	Maximum of 20%	Between 2.8% and 7.0%
B	Between R$400 milhion and R$1.0 bilhion	Maximum of 20%	Between 1.6% and 4.2%

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

As of December 31, 2012, the Company was not in compliance with some covenants. The Company is on process of obtaining consent from its creditors, affirming that they would not exercise their rights to demand immediate or early payment of amounts owed.

The company expects to obtain the consents, but since this will take place after December 31, 2012, the contracts of which the covenants were not complied with are recognized in Current liabilities. The amount transferred to Current liabilities as a result of the covenant clauses not complied with was R$ 1,206.

The Company has not suffered any significant adverse impacts resulting from events related to the risks described above.

b) Financial Instruments – Derivatives

Cemig, its subsidiaries and jointly-controlled subsidiaries use derivative financial instruments to hedge its operations against exchange rate risk.  Derivative financial instruments are not used for speculative purposes.

The amounts of the principal of operations with derivatives are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made.  Only the gains or losses related to these instruments are actually recorded. As at December 31, 2012 the net result on these operations was a gain of R$28 (gain of R$16 at December 31, 2011) recorded under financial results.

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

The Company has derivative instruments contracted by its indirect subsidiary Unisa, which is controlled jointly by Taesa.  The purpose of these derivatives is to protect its operations against risks of variation in exchange rates; they are not used for speculative purposes.

Through the operations contracted by Unisa, the Company is exposed to the variation in the exchange rate under two types of financings from the InterAmerican Development Bank linked either in part to a basket of currencies or to the US dollar.  To mitigate the effects of the variation of the exchange rate, Unisa used derivative hedge instruments and contracted purchase options during the business year.

Through the indirect jointly-controlled subsidiary Madeira, the Company had a cash flow hedge to protect the exposure to variability in cash flows attributable to a risk associated with an asset or liability or a highly probable future transaction which was fully redeemed.

The derivatives designated as “cash flow hedges”, and which qualify for hedge accounting, are required to be duly documented for this purpose.  The Company considers instruments that offset between 80% and 125% of the change in price of the item for which the hedge protection was contracted, to be highly effective.

The Company has derivative instruments contracted by its subsidiary Light.  The purpose of these derivatives is to protect its operations against risks of variation in exchange rates; they are not used for speculative purposes.  Some of the loans and financings of the indirect subsidiary Light Sesa are denominated in foreign currency, Light Sesa uses derivatives (swap transactions) to protect the servicing associated with those debts (principal plus interest and fees) becoming due in up to 24 months, as well as the rate swaps previously referred to.

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

The table below shows the derivative instruments contracted by the subsidiaries Cemig Distribuição, Madeira Energia, Taesa and Light as of December 31, 2012.

						Unrealized loss				Accumulated effect
Cemig’s right	Cemig’s obligation	Maturity period	Trading market	Value of principal contracted		Amount according to contract		Fair value		Amount received	Amount paid
				2012	2011 Reclassified	2012	2011 Reclassified	2012	2011 Reclassified	2012	2012
Cemig Distribuição SA
US$ FX rate + 5.58% p.a. to 7.14% p.a.)	R$ 100% of CDI + 15% to 3.01% p.a.)	From 04/2009 To 06/2013	Over-the-counter	US$8	US$17	(24)	(48)	(24)	(48)	-	(25)
Rate of 11.47% p.a.	Rate of 96% de CDI	On 05/10/2013	Over-the-counter	R$600	R$600	32	8	44	23	-	-
Cemig Geração e Transmissão SA
Madeira Energia SA
R$ IGP-M	R$ 5.86% Fixed-rate	In 12/2012	Over-the-counter	-	R$120	-	1	-	1	2	-
Euro	Variation in Euro FX rate	In 12/2012	Options	-	R$2	-	-	-	-	-	-

Taesa
ATE II Transmissora de Energia (*)
Libor6M + Over Libor	USD	In 11/2022	Swap	42	28	-	-	-	-	-	-
Libor6M + Over Libor	USD	In 11/2018	Swap	5	3	-	-	-	-	-	-

ATE III Transmissora de Energia (*)
Libor6M + Over Libor	USD	In 05/2020	Swap	60	39	-	-	-	-	-	-
BRL	USD	In 11/2012	Options	5	3	-	-	-	-	-	-
BRL	USD	In 05/2013	Options	5	3	-	-	-	-	-	-
BRL	USD	In 05/2012	Options	-	3	-	-	-	-	-	-

Light
101,9% CDI + (TJLP -6%)	Taxa de 0,85% + CDI	Em 10/2012	Swap	R$150	R$150	-	-	1	-	-	-
US$ + variação entre (2,20% a 3,58%)	100% CDI	Entre 09/2012 a 04/2014	Swap	US$10	US$9	1	-	1	-	-	-
Libor + 2,5294%	100% CDI + 0,65%	10/2014	Swap	U$50	U$50	5	2	5	1	-	-
Euro + 4,6823%	100% CDI + 1,30%	10/2014	Swap	€35	€35	3	-	4	-	-	-
US$ + Libor + 1,66%	100% CDI + 1,00%	Entre 02/17 a 02/18	Swap	US$180	-	-	-	(2)	-	-	-
						17	(37)	29	(24)	2	(25)

(*) Subsidiaries of Taesa

1)              Amounts shown give the part of the transaction proportional to Cemig GT’s equity interest.

2)              The fair values show a gain for the Company.

3)              Amounts in thousands of reais

4)              Amount received is the accumulated amount for the year (Jan/12 to Dec/12)

The counterparties of the derivatives transactions are the banks Bradesco, Itaú, HSBC, Citibank, Bank of America, BNP Paribas and Banco Santander – ABN. The contracts are exchange rate and indexor swaps.

Sensitivity analysis

The derivative instrument described above shows that the Company and its subsidiaries are exposed to variation in the CDI rate. Based on opinions of its financial consultants, the Company estimates that, in a “Probable” scenario, on December 31, 2013 the CDI rate will be 7.25%, and the US dollar will have depreciated against the Real by 0.29% (to R$ 2.05/US$).

The Company has performed a sensitivity analysis to demonstrate the adverse financial effects on its profit that would occur in scenarios assuming further changes in the SELIX rate and the exchange rate of 25%, and 50%, in that period – designating these scenarios as “Possible” and “Remote,” respectively.

In the “Possible” scenario, the CDI rate at December 31, 2013 would be 9.06%, and in the “Remote” scenario it would be 10.88%.

a)          Risk: effect of  changes in the CDI rate in relation to changes in US dollar

	Base scenario: Dec 31, 2012	Probable scenario: SELIC 7.25%	Possible scenario: SELIC 9.06%	Remote scenario: SELIC 10.88%
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100,00% of CDI rate	24	26	26	26
Net effect of the change in the CDI rate		(2)	(2)	(2)

Risk: Increase in US$ exchange rate
Contracts updated at 100,00% of CDI rate	24	24	30	36
Net effect of change in US$		-	6	12
Net effect		(2)	4	10

b)         Risk: effect of changes in the CDI rate in relation to changes in fixed rate of 11.47% p.a.

	Base scenario: Dec 31, 2012	Probable scenario:	Possible scenario:	Remote scenario:
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 96% of CDI rate	600	642	652	663
Net effect of the change in the CDI rate		(42)	(52)	(63)

Risck - Fixed interest rate
Contracts updated at 11.47% p.a.	600	669	669	669
Net effect of change in the interest rate		(69)	(69)	(69)

Net effect		27	17	6

Value and type of margins given in guarantee

The Company does not make margin deposits for derivative instruments.

c) Capital Management

This table below shows the ratio of net debt to total equity as of December 31, 2012 and December 31, 2011:

	2012	2011
Total liabilities	28,729	25,264
(-) Cash and cash equivalents	(2,486)	(2,862)
(-)Restricted cash	(132)	(3)
Net liabilities	26,111	22,399

Total equity	12,044	11,745
Net liabilities / Total equity	2.17	1.91

29. MEASUREMENT AT FAIR VALUE

Fair value is measured as market value based on assumptions in which market participants are able to price an asset or liability. The fair value hierarchy aims to increase consistency and comparabilityprioritizing the inputs used in measurement of value into three broad levels:

■              Level 1: Active market – Quoted price: A financial instrument is considered to be quoted on an active market if the quoted prices are promptly and regularly made available by an exchange or by an organized over-the-counter market, or by traders, brokers, a market association, entities whose purpose is to publish prices, or regulatory agencies, and provided that these prices represent market transactions that occur regularly in arm’s length transactions between independent parties.

■              Level 2: No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

■              Level 3: No active market – Securities: Fair value of investments in securities for which there are no prices quoted on an active market, and of derivatives linked to them which are to be settled by delivery of unquoted securities. The fair value is determined based upon generaly accepted valuation techniques, mainly related to discounted cash flow analysis.

A summary of the instruments that are measured at fair value as of December 31, 2012 is presented  below:

Item	Balance at December 31, 2012	Fair value at December 31, 2012
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Share capital (Level 3)
Assets
Securities
Bank certificates of deposit	685	-	685	-
National Treasury bonds (LFTs)	46	-	46	-
Financial bonds – Banks	225	-	225	-
Others	117	-	117	-
	1,073	-	1,073	-

Restricted cash	132	-	132	-
Swap contracts	32	-	32	-
Financial assets of the concession	5,585	-	-	5,585
	5,749	-	164	5,585

Liabilities
Swap contracts	(1)	-	(1)	-

Methodology for calculating the fair value

Financial assets of the concession Measured at New Replacement Value (VNR), equivalent to fair value, according to criteria established in regulations made by the Grantor based on the value of the assets in service belonging to the concession and which will be reversible at the end of the concession.

The Company recorded the financial assets of the concession at fair value at December 31, 2012.   Hence there are no movements on profit and loss accounts, other than those stated in Note 4 to the financial statements, to be disclosed.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future fixed-income market and FX rates applicable to similar securities. The market value of the security is its maturity value discounted to present value by the discount factor obtained from the market yield curve, in Reais.

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

Assets Insured	Coverage	Effective period of coverage	Amount insured	Annual premium
Cemig, Cemig D e Cemig GT
Air transport – Aircraft	Fuselage	04/29/2012 a 04/29/2013	US$14	-
	Third party liability	04/29/2012 a 04/29/2013	US$24
Stores, building facilities and telecom equipment	Fire	11/08/2012 a 11/08/2013	R$ 939	-
Operational risk – generators, turbines, and power equipment	Total	12/07/2012 a 12/07/2013	R$1,832(1)	R$ 2

Light
Chief Officers and Board members	Total	08/10/2012 a 08/10/2013	R$ 40	-
General third party liability	Total	09/25/2012 a 09/25/2013	R$ 20	R$ 1
Operational risk	Total	10/31/2012 a 10/31/2013	R$ 4,881 (2)	R$ 2

Taesa
Operational risk – substations, stores, institutional buildings (*)	Total (3)	08/19/2012 a 08/19/2013	R$ 933	R$ 1
Operational risk – substations, stores, institutional buildings (**)	Total (3)	12/13/2012 a 12/13/2013	R$ 1,887	R$ 1
Electricity generation and distribution companies (Concession holders or not) (*)	Third party liability	08/19/2012 a 08/19/2013	LMI R$10	-
Electricity generation and distribution companies (Concession holders or not) (**)	Third party liability	12/13/2012 a 12/13/2013	LMI R$10	-
Diretores e Gerentes (***)	Third party liability	08/18/2012 a 08/18/2013	LMG R$10	-
Veículos (****)	105% da Tabela Fipe	08/19/2012 a 08/19/2013	-	-

Madeira
Guarantee of public liabilities	Obligations under the concession agreement	03/07/2008 a 10/11/2016	R$ 163	R$ 20
Engineering risk – Construction, installation, assembly Guarantee maintenance	Total RE / Risks All of the equipment over a period of maintenance / warranty. (6)	11/11/2008 a 11/03/2016	Diversos (3)	R$ 135

Comprehensive multi-risk	Warehouse materials	03/23/2011 a 11/302017	R$ 4,515	R$ 26
General third party liability	Works/employer (7)	09/26/2012 a 09/26/2013	R$ 65	-
National transportation	Damage to property and transportation of products (8)	04/06/2012 a 04/06/2015	R$ 60	-
Internacional transportation	Damage to property and transportation of products (9)	01/31/2010 a 12/31/2015	R$ 3,176	R$ 2
Third party liability - concessionaries	Third party liability	01/31/2010 a 12/31/2015	USD 310	-
Third party liability – directors and officers	Third party liability	12/31/2011 a 12/31/2012	R$ 50	R$ 1
Guarantee of public liabilities	Obligations under the concession agreement	08/15/2012 a 08/15/2013	R$ 50	-

(1) The maximum limit for compensation is R$170.

(2) The maximum limit for compensation is R$300.

(3) R$10,000 for civil liability, R$12,719 for engineering risks – All Risk, R$1,630 for ALOP (Loss of income for delays in the work due to loss from damage to property), R$992 for Operational Risks: all the power station’s permanent services.

(4)Amounts included only in the  NVT, TSN, ETEO concessions and Taesa

(5) Amounts included for Taesa, NTE, BRASNORTE and ETAU.

(6) The maximum limit for compensation is  R$20, except for a policy for R$231  of the subsidiary NTE which R$50 .

(7) The maximum limit for compensation is R$50.

(*) Amounts included only of the concessions NVT, TSN, ETEO, NTE, BRASNORTE, ETAU and the company Taesa.

(**) Amounts included of ATE, ATE II, ATE III and STE.

(***) Taesa

(****) Amounts included of TSE, NVT, ETEO and BRASNORTE.

Cemig does not have general third-party liability insurance covering accidents , except for its aircraft, and has not requested proposals related to this type of insurance. The Company has not requested proposals for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risks or system failures.

The Company has not undergone significant losses arising from the aforementioned risks.

31. COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments which include amortization of loans and financing, contracts with contractors for construction of new ventures and purchase of electricity from Itaipu, amongst others, as presented in the folllowing table:

	2013	2014	2015	2016	2017	2018 em diante	Total
Loans and financings	5,912	2,416	1,703	1,155	1,656	3,328	16,170
Purchase of electricity from Itaipu	971	988	984	948	963	32,526	37,380
Transport of electricity from Itaipu	27	25	26	26	29	1,464	1,597
Purchase of electricity at auctions	2,249	2,102	2,210	2,326	2,422	63,180	74,489
Quotas under Provisional Measure 579/2012	334	215	785	736	684	36,186	38,940
Other electricity purchase contracts	1,932	1,977	1,667	1,573	2,031	41,265	50,445
Debt to pension plan – FORLUZ	51	54	58	61	65	526	815
Total	11,476	7,777	7,433	6,825	7,850	178,475	219,836

32. STATEMENT SEGREGATED BY COMPANY

STATEMENT SEGREGATED BY COMPANY ON DECEMBER 31, 2012
DESCRIPTION	HOLDING	CEMIG - GT	CEMIG -D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS / TRANSFERS	TOTAL

ASSETS	17,056	16,235	11,641	3,068	1,412	938	422	179	146	1,627	(11,950)	40,773
Cash and cash equivalents	1,057	825	190	103	44	19	32	6	3	205	-	2,486
Consumers and traders	-	678	1,888	457	32	74	-	5	4	134	(77)	3,198
Securities	35	1,420	101	2	-	4	47	14	7	90	-	1,720
Recoverable Taxes	452	250	1,361	305	5	64	34	1	-	84	-	2,555
Other Assets	3,256	362	1,564	153	73	168	45	4	-	80	(609)	5,098
Investments/Property/Intangible/Financial Assets	12,256	12,699	6,537	2,049	1,253	609	265	149	131	1,034	(11,264)	25,717

LIABILITIES AND EQUITY	17,056	16,235	11,641	3,068	1,412	938	422	179	146	1,627	(11,950)	40,773
Suppliers	12	291	1,117	225	32	43	11	1	5	64	(65)	1,735
Loans, Financing and Debentures	1,103	8,140	4,610	1,216	399	172	143	-	-	388	-	16,170
Interest on capital and dividends	3,479	311	120	19	9	22	-	7	4	21	(513)	3,479
Employee post-retirement benefits	104	445	1,413	285	-	-	-	-	-	70	-	2,318
Taxes	60	917	944	201	159	28	10	45	1	84	198	2,647
Other Liabilities	254	635	975	271	43	191	10	3	2	101	(105)	2,379
Equity	12,044	5,495	2,463	851	770	482	248	124	134	899	(11,465)	12,044

INCOME STATEMENT
REVENUE	-	5,424	9,504	2,091	339	625	136	55	40	785	(539)	18,460
Operating Costs and Expenses	(519)	(2,428)	(9,007)	(1,803)	(77)	(573)	(118)	(14)	(24)	(614)	539	(14,639)
Electricity purchased for resale	-	(729)	(4,180)	(1,038)	-	-	-	(1)	(10)	(267)	272	(5,951)
Charges for the use of the basic transmission grid	-	(269)	(794)	(143)	-	-	-	-	(3)	(40)	239	(1,011)
Gas purchased for resale	-	-	-	-	-	(495)	-	-	-	-	-	(495)
Cost of construction	-	(118)	(1,228)	(174)	(39)	(25)	-	-	-	(45)	-	(1,630)
Personnel and management	(34)	(311)	(830)	(77)	(11)	(21)	(39)	(1)	(1)	(35)	-	(1,361)
Employees and manager profit sharing	(13)	(63)	(164)	-	-	-	(1)	-	-	(2)	-	(244)
Post-employment obligations	(10)	(30)	(94)	-	-	-	-	-	-	-	-	(134)
Materials	-	(19)	(52)	(7)	-	(1)	-	-	-	(3)	-	(82)
Outsourced services	(22)	(218)	(695)	(109)	(14)	(8)	(22)	(2)	(3)	(60)	28	(1,127)
Royalties for use of water resources	-	(179)	-	-	-	-	-	(2)	(1)	(4)	-	(186)
Depreciation and amortization	-)	(357)	(393)	(101)	(7)	(20)	(36)	(6)	(4)	(77)	-	(1,001)
Operating provisions	(401)	2	(269)	(95)	-	-	-	-	-	(19)	-	(782)
Other, net	(39)	(136)	(307)	(61)	(5)	(3)	(19)	(1)	(1)	(63)	1	(635)
Gross Profit	(519)	2,996	497	287	262	52	18	41	17	171	-	3,821
Gain on issuance of shares of jointly controlled entities	-	259	-	4	-	-	-	-	-	1	-	264
Equity gain (loss) in subsidiaries	-	(3)	-	-	-	-	-	-	-	-	-	(3)
Financial Revenues	2,477	258	289	52	5	31	11	1	1	85	-	3,210
Financial Expenses	(137)	(898)	(574)	(172)	(41)	(12)	(13)	-	-	(110)	-	(1,958)
Profit before income taxes	1,820	2,612	212	171	225	71	16	42	18	148	-	5,335
Income tax and Social Contribution	(119)	(632)	(313)	(55)	(37)	(14)	(4)	(14)	(2)	(314)	-	(1,504)
Deferred income tax and Social Contribution	(68)	(61)	292	9	8	-	(2)	1	-	262	-	441
Profit for the Year	1,633	1,919	191	125	196	56	10	29	16	96	-	4,272

STATEMENT SEGREGATED BY COMPANY ON DECEMBER 31, 2011 - Reclassified
DESCRIPTION	HOLDING	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS / TRANSFERS	TOTAL

ASSETS	14,465	15,493	10,458	2,906	1,421	854	420	175	147	1,429	(10,757)	37,009
Cash and cash equivalents	227	1,550	527	202	33	45	84	10	8	178	-	2,862
Consumers and traders	-	635	1,923	438	37	166	-	5	4	135	(174)	3,169
Securities	180	170	5	2	-	-	-	-	-	2	-	359
Recoverable Taxes	521	288	927	244	13	67	36	-	-	67	-	2,162
Other Assets	1,541	335	1,254	163	48	30	32	4	-	74	528	4,007
Investments/Property/Intangible/Financial Assets	11,997	12,516	5,822	1,858	1,291	545	269	155	135	974	(11,111)	24,449

LIABILITIES AND EQUITY	14,465	15,493	10,458	2,906	1,421	853	420	174	147	1,429	(10,757)	37,009
Suppliers	12	177	753	197	8	37	10	1	2	59	(66)	1,190
Loans, Financing and Debentures	1,030	8,348	3,511	1,085	406	131	98	-	-	350	820	15,779
Interest on capital and dividends	1,243	-	109	19	14	22	7	2	-	22	(197)	1,243
Employee post-retirement benefits	100	438	1,393	286	-	-	-	-	-	70	-	2,287
Taxes	36	840	1,002	203	207	33	10	46	1	51	-	2,428
Other Liabilities	299	603	1,033	275	32	184	8	2	2	98	(200)	2,337
Equity	11,745	5,086	2,656	840	754	445	288	124	142	779	(11,114)	11,745

INCOME STATEMENT
REVENUE	-	4,531	8,510	1,810	277	458	126	50	39	440	(492)	15,749
Operating Costs and Expenses	(92)	(2,116)	(7,281)	(1,592)	(55)	(383)	(104)	(13)	(34)	(265)	492	(11,445)
Electricity purchased for resale	-	(583)	(2,936)	(874)	-	-	-	(1)	(1)	(113)	230	(4,278)
Charges for the use of the basic transmission grid	-	(245)	(672)	(124)	-	-	-	-	(3)	(25)	238	(830)
Gas purchased for resale	-	-	-	-	-	(329)	-	-	-	-	-	(329)
Cost of construction	-	(92)	(1,175)	(207)	(23)	-	-	-	-	(31)	-	(1,529)
Personnel and management	(37)	(300)	(767)	(64)	(10)	(19)	(28)	(1)	(1)	(21)	-	(1,249)
Employees and manager profit sharing	(15)	(55)	(148)	-	-	-	(2)	-	-	-	-	(221)
Post-employment obligations	(8)	(28)	(87)	-	-	-	-	-	-	-	-	(124)
Materials	-	(23)	(64)	(7)	-	(1)	-	-	-	(1)	-	(98)
Outsourced services	(13)	(164)	(681)	(107)	(15)	(6)	(21)	(3)	(3)	(38)	19	(1,031)
Royalties for use of water resources	-	(148)	-	-	-	-	-	(2)	(1)	(3)	-	(154)
Depreciation and amortization	-	(381)	(384)	(105)	(3)	(22)	(35)	(5)	(26)	(23)	-	(983)
Operating provisions	2	(12)	(161)	(78)	-	-	(1)	-	1	(8)	-	(258)
Other, net	(20)	(86)	(205)	(26)	(5)	(5)	(16)	(1)	-	(2)	6	(362)
Gross Profit	(92)	2,416	1,230	218	222	75	21	36	4	174	-	4,304
Equity gain (loss) on subsidiaries	2,467	(1)	-	-	-	-	-	-	-	-	(2,467)	(1)
Financial Revenues	173	277	310	45	17	26	11	2	1	133	-	995
Financial Expenses	(114)	(939)	(526)	(163)	(34)	(12)	(13)	-	21	(185)	-	(1,965)
Profit before income taxes	2,434	1,753	1,013	101	205	88	19	37	27	122	(2,467)	3,333
Income tax and Social Contribution	(143)	(469)	(355)	(27)	(34)	(20)	(6)	(13)	(2)	(43)	-	(1,111)
Deferred income tax and Social Contribution	125	(15)	61	7	8	-	5	1	-	1	-	194
Profit for the Year	2,415	1,269	720	81	179	68	18	26	25	80	(2,467)	2,415

33. CASH FLOW STATEMENT

The assent and liabilities related to acquisitions and dilutions of holdings in jointly-controlled subsidiaries, with the exception of Cash and cash equivalents, have been eliminated in the preparation of the cash flow statement.    These assets and liabilities are shown in Explanatory Note 14.

The Company has excluded from the cash flow statement the amount of R$ 403 retained by the State and passed through to the federal government, arising from the Settlement Agreement signed to settle the legal action between Cemig and the federal government.

34. SUBSEQUENT EVENTS

a)          Issue of Debentures by Cemig D

In March 2013, Cemig D concluded its third public issue of debentures: 2,160,000 unsecured, non-convertible debentures, in three series, with nominal unit value of R$ 1,000 (one thousand Reais) on the issue date (February 15, 2013), for a total of R$2,160. The net proceeds from the issue were used for 100% redemption of the commercial Promissory Notes of the Company’s 5th and 6th issues, placed on January 13, 2012, for their total nominal value plus remuneratory interest, and for investments in distribution infrastructure. 410,817 debentures of the first series, 1,095,508 debenture of the second series and 653,675 debentures of the third series were issued, with maturity respectively at 5, 8 and 12 years from the issue date. The debentures of the first series will pay remuneratory interest equal to the CDI rate plus 0.69%; those of the second and third series will have their nominal value updated by the Expanded National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), and will further pay remuneratory interest at 4.70% and 5.10% per year, respectively. The controlling stockholder, Cemig, provided a surety guarantee for the 3rd debenture issue by Cemig D.

On February 1, 2013 the Company issued a Bank Credit Note (CCD) in favor of Banco do Brasil, in the amount of R$200, for use of proceeds in the purchase of electricity. The note has maturity of 721 days and annual interest of 99.5% of the CBI rate, guaranteed by duplicates of the Company’s sales invoices.

b)         Transfer of control

Authorizing Resolution 3845 of January 15, 2013, published in federal Official Gazette No. 12 of January 17, 2013, in Section 01, on Page 53, consented to: the stockholding restructuring of Taesa, the jointly-controlled subsidiary of Cemig GT, through absorption of STE and ATE into Unisa, and immediately subsequent absorption of NTE and Unisa into Taesa, generating transfers of the respective concessions of the absorbed companies; and to transfer of control of ATE II and ATE III, held by Unisa, to Taesa. The holders of the concessions have 120 (one hundred twenty) days for implementation of the transfers; 30 (thirty) days, after implementation, for presentation of documents of proof; and 60 (sixty) days to sign the Amendments to the related Concession Contracts affected by the transactions authorized.

c)          Acquisition of the interest held by Suzano in the Capim Branco Energia Consortium

On March 12, 2013 Cemig Capim Branco Energia S.A., a wholly-owned subsidiary, signed the final contract with Suzano Papel e Celulose S.A. and its subsidiaries (“Suzano”) for the sale of Suzano’s interest in the Capim Branco Energia Consortium. The total price agreed, subject to any adjustments, for Suzano’s 17.8947% interest in the Consortium was R$320.  Of this total, the percentage that pertains to Cemig Capim Branco, of 30.3030%, represents approximately R$97.

d)         Approval of the Stockholding Restructuring with Taesa

Complementing the Material Announcement of May 17, 2012, on April 9, 2013, Aneel (National Electricity Agency) approved the transfer of stockholding control, to Transmissora Aliança de Energia Elétrica S.A. (Taesa), of the following companies holding electricity transmission concessions:

(i)                Transfer of direct interest:

Empresa Catarinense de Transmissão de Energia S.A.	–	ECTE,
Empresa Regional de Transmissão de Energia S.A.	–	ERTE,
Empresa Norte de Transmissão de Energia S.A.	–	ENTE,
Empresa Paraense de Transmissão de Energia S.A.	–	ETEP,
Empresa Amazonense de Transmissão de Energia S.A.	–	EATE and
Empresa Brasileira de Transmissão de Energia S.A.	–	EBTE;

(ii)            Transfer of indirect interest (by Cemig and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. – Cemig GT)

Sistema de Transmissão Catarinense S.A.	–	STC,
Lumitrans – Companhia Transmissora de Energia,
Empresa Santos Dumont de Energia S.A.	–	ESDE, and
Empresa de Transmissão Serrana	–	ETSE,

Final conclusion of the transfer of the assets in this Restructuring is still subject to consent from the financing banks, including in particular the Brazilian Development Bank (BNDES).

On the date of completion of the Restructuring, Taesa will disburse R$ 1,732 million, updated by the CDI rate from December 31, 2011, less dividends and/or Interest on Equity already declared, whether already paid or not.

e)        Result of the Third Tariff Review of Cemig D

At a public meeting held on April 5, 2013 the Brazilian electricity sector regulator, Aneel (Agência Nacional de Energia Elétrica), published the result of the Third Tariff Review of Cemig D (Cemig Distribuição S.A.), which will result in positive repositioning of Cemig D’s tariffs. These tariffs will take effect from April 8, 2013. The average effect for consumers will be an increase of 2.99%. This effect comprises one part reflecting the revision per se, and one part comprising the associated financial components.

In this decision, Aneel is already applying the effects of Decree 7945/12, which governs the use of the funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to attenuate distributors’ costs of acquisition of electricity in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) as a result of the unfavorable hydrological conditions, which have led to the dispatching of thermal generation plants, and as a result to reduce the impact of the tariff adjustment, limiting it to 3%. The amount that exceeds this percentage will be passed through in a single payment, within 10 business days from the date of publication of the Aneel Homologating Resolution. The amount of these funds coming from the CDE will be reimbursed by consumers in up to 5 years, updated by the IPCA inflation index.

According to the statement of calculation received by Cemig after the homologation of the result of the Tariff Review at the meeting of the Council of Aneel, the Net Regulatory Remuneration Base was R$ 5, and the Gross Regulatory Remuneration Base was R$ 15.

f)              Increase of share capital of Cemig, with stock dividend

We hereby advise our stockholders that the Board of Directors, at its meeting held on March 26, 2013, decided to propose to the General Meeting of Stockholders to be held on April 30, 2013:

Approval of increase in the Share Capital, from R$ 4,265 to R$ 4,813, through issuance of 109,654,157 new shares, each with par value of R$ 5.00 (five Reais), through capitalization of R$ 548 from the Capital Reserve – Donations and Subsidies for Investments, with consequent distribution to the holders of preferred and common shares of a stock bonus of 12.854843355%, in new shares, of the same type as those held, each with par value of  R$ 5.00 (five Reais).

All holders of shares on April 30, 2013 will be entitled to this benefit. The shares will trade “ex-” the right to the stock dividend on the day immediately following the date on which the said Meeting is held. The shares of the stock bonus will be credited on May 7, 2013 and will not have the right to the dividends proposed for the business year 2012.

(Original report signed by the signataries below)

Djalma Bastos de Morais	Arlindo Porto Neto	Luiz Fernando Rolla
Chief Executive Officer	Vice Chief Executive Officer	Diretor of Finances, Investor Relations and Financial Control of Equity Interests

Frederico Pacheco de Medeiros	José Carlos de Matos	José Raimundo Dias Fonseca
Director of Corporate Management	Director of Gas	Commercial Director

Luiz Henrique de Castro Carvalho	Fernando Henrique Schüffner Neto	Ricardo José Charbel
Director of Generation and Transmission	Director of Business Development Officer	Director of Distribution and Trading

Luiz Henrique Michalick		Maria Celeste Morais Guimarães
Director of Institutional Relations and Communication		Legal director

Leonardo George de Magalhães		Mário Lúcio Braga
Superintendent of the Controller’s Department CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-47.822

INDEPENDENT AUDITORS’ REPORTS ON THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia Energética de Minas Gerais - CEMIG
Belo Horizonte, MG, Brazil

We have audited the accompanying consolidated statement of financial position of Companhia Energética de Minas Gerais - CEMIG and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais - CEMIG and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

As discussed in notes 2.6 (h) and 13, property, plant and equipment related to generation activities in accordance that fall under the regulation for independent producers are depreciated based on their estimated useful lives and certain concession financial assets related to distribution of gas are registered based on the estimated indemnification by the granting authority, considering facts and circumstances mentioned in the respective notes. As new information becomes available or decisions are taken by the granting authorities, the depreciation rates relating to property plant and equipment or realization of certain concession financial assets related to distribution of gas may change.

As discussed in note 1 (a), the Madeira Energia S.A. joint venture and its subsidiary are incurring capital expenditures related to the development of the Santo Antonio power plant project. As of December 31, 2012, the joint venture’s property, plant and equipment balance included in the Company’s consolidated financial statements amounts to R$1,453 million. During this development phase, the joint venture has presented recurring losses, and its current liabilities are higher than its current assets. As also mentioned in note 1 (a), Madeira Energia S.A’s management has plans to address the negative working capital issue. As of this date, Madeira Energia S.A. depends on either its shareholders’ financial support or on issuance of additional debt securities to continue to operate.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, MG, Brazil

April 26, 2013

KPMG Auditores Independentes R. Paraíba, 1122 - 13º 30130-918 – Belo Horizonte, MG - Brasil Caixa Postal 509 30123-970 – Belo Horizonte, MG - Brasil	Central Tel Fax Internet	55 (31) 2128.5700 55 (31) 2138.5702 www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Energética de Minas Gerais – CEMIG

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais – CEMIG and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais – CEMIG and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

/s/ KPMG Auditores Independentes

São Paulo, Brazil
April 29, 2013

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.