Form 20-F
period 2013-12-31
ENERGY CO OF MINAS GERAIS
filed 2014-04-30
CIK 1157557

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, and with International Financial Reporting Standards or “IFRS”, as issued by the International Accounting Standards Board (IASB). For purposes of this annual report we prepared the consolidated statements of financial position as of December 31, 2013 and 2012 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2013, 2012 and 2011, in reais in accordance with International Financial Reporting Standards or IFRS, as issued by the IASB. Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements as of and for the years ended December 31,2013 and  2012 and KPMG Auditores Independentes has audited our consolidated financial statements as of and for the year ended December 31, 2011, as stated in their respective reports appearing elsewhere herein.

We restated our consolidated financial statements as of and for the year ended December 31, 2012 and December 31, 2011 as a result of the adoption, on January 1, 2013, of IFRS 11 (Joint Arrangements) and IAS 19 (Employee Benefits), or IAS 19. IFRS 11, which replaced IAS 31, states that jointly-controlled enterprises (joint ventures) must be accounted by the equity method and, therefore, the proportional consolidation method will no longer be allowed. We retroactively applied IFRS 11 and IAS 19 to 2012 and 2011 for comparison purposes pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors).  The adoption of these new pronouncements impacted several line items of our consolidated financial statements.  See note 2.5 to our consolidated financial statements for a description of these pronouncement and its impact on our consolidated financial statements.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2.3608 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 31, 2013. See “Item 3. Key Information–Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2013 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency), or Aneel, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

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

On April 29, 2009, a 25.00% stock dividend was paid on the preferred and common shares. On May 13, 2009, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. On April 29, 2010, a 10.00% stock dividend was paid on the preferred and common shares. On May 10, 2010, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. On April 30, 2012, a 25.00% stock dividend was paid on the preferred shares and common shares. On May 11, 2012, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs. On April 30 2013, a 12.85% stock dividend was paid on the preferred and common shares. On May 14, 2013, a corresponding adjustment was made to the ADSs through the issuance of additional ADSs.  On January 3, 2014, a 30.76% stock dividend was paid on the preferred and common shares (in each case paid in preferred shares). On January 10, 2014, a corresponding adjustment was made to the ADSs through the issuance of additional Preferred ADSs to holders of Preferred ADSs and Common ADSs. The Preferred ADSs are evidenced by Preferred ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder (the “Second Amended and Restated Deposit Agreement”). The Common ADSs are evidenced by Common ADRs, issued pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder (the “Common ADS Deposit Agreement” and, together with the Second Amended and Restated Deposit Agreement, and on the “Deposit Agreements”).

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

The selected consolidated financial data as of December 31, 2013, 2012  and 2011 and for each of the years ended December 31, 2013,2012 and 2011, in IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$ 2.3608 per US$1.00, the exchange rate as of December 31,  2013. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. On April 18, 2014, the exchange rate for reais was R$2.2370 per US$1.00. See “—Exchange Rates.”

We restated our consolidated financial statements as of and for the year ended December 31, 2012 and December 31, 2011 as a result of the adoption, on January 1, 2013, of IFRS 11 (Joint Arrangements) and IAS 19 (Employee Benefits)..  We retroactively applied IFRS 11 and IAS 19 to 2012 and 2011 for comparison purposes pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors).  The adoption of these new pronouncements impacted several line items of our consolidated financial statements.  See note 2.5 to our consolidated financial statements for a description of these pronouncement and its impact on our consolidated financial statements.

We have not restated data for 2010 and 2009 to reflect the application of IFRS 11 and IAS 19, as described in note 2.5 to our financial statements.  In particular, data for 2010 and 2009 reflect the results of our joint venture entities through proportional consolidation in , 2010 and 2009, as opposed to the equity method of accounting applicable in 2013, 2012, and 2011, and therefore data for 2009 and 2010 is not comparable to data for 2011, 2012 and 2013

Selected Consolidated Financial Data in IFRS

Selected Consolidated Financial Data in IFRS	As and for the year ended December 31,
	2013	2013	2012 (4)	2011(4)	2010(5)	2009(5)
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Income Statement Data:
Net operating revenues:
Electricity sales to final consumers	5,336	12,597	13,691	12,522	13,219	13,233
Revenue from wholesale supply to other concession holders	908	2,144	1,689	1,504	1,469	1,638
Revenue from use of the electricity distribution systems (TUSD)	427	1,008	1,809	1,771	1,658	1,332
Revenue from use of the concession transmission system	171	404	662	612	1,141	879
Transmission indemnity revenue	9	21	192	-	-	-
Construction revenues	413	975	1,336	1,232	1,341	1,291
Transactions in electricity on the CCEE	505	1,193	387	175	133	137
Other operating revenues	444	1,047	506	362	924	652
Taxes on revenue and regulatory charges	(2,017)	(4,762)	(6,135)	(5,785)	(6,095)	(5,737)
Total net operating revenues	6,196	14,627	14,137	12,393	13,790	13,425
Operating costs and expenses:
Electricity bought for resale	(2,206)	(5,207)	(4,683)	(3,330)	(3,722)	(3,199)
Charges for the use of the national grid	(244)	(575)	(883)	(748)	(729)	(853)
Depreciation and amortization	(349)	(824)	(763)	(786)	(927)	(904)
Personnel	(544)	(1,284)	(1,173)	(1,104)	(1,212)	(1,318)
Gas purchased for resale					(225)	(167)
Royalties for usage of water resources	(55)	(131)	(185)	(153)	(140)	(154)
Outsourced services	(388)	(917)	(906)	(858)	(923)	(819)

Post-retirement obligations	(74)	(176)	(134)	(124)	(107)	(150)
Materials	(52)	(123)	(73)	(81)	(134)	(114)
Provisions for operating losses	(129)	(305)	(671)	(166)	(138)	(124)
Employee’ and managers’ profit shares	(94)	(221)	(239)	(219)	(325)	(239)
Construction costs	(413)	(975)	(1,336)	(1,232)	(1,328)	(1,410)
Other operating expenses, net	(210)	(493)	(481)	(327)	(321)	(316)
Total operating costs and expenses	(4,758)	(11,231)	(11,527)	(9,128)	(10,231)	(9,767)

Equity in Subsidiaries	324	764	865	539		-
Gain on disposal of investment	120	284	-	-		-
Unrealized gain on disposal of investment	(34)	(81)	-	-		-
Operational profit before Financial revenue (expenses) and Taxes	1,848	4,363	3,475	3,804	3,559	3,658

Financial revenues (expenses), net	(130)	(309)	(1,629)	(640)	(753)	(326)

Pretax Profit	1,717	4,054	5,104	3,164	2,806	3,332
Income taxes expense	(402)	(950)	(832)	(749)	(548)	(1,126)
Net profit for the year	1,315	3,104	4,272	2,415	2,258	2,206
Other comprehensive income (loss)	91	213	(412)	(74)	-	(73)
Comprehensive income	1,405	3,317	3,860	2,341	2,258	2,133
Basic earnings (loss): (2)
Per common share		2.47	3.39	1.92	1.79	1.75
Per preferred share		2.47	3.39	1.92	1.79	1.75
Per ADS		2.47	3.39	1.92	1.79	1.75
Diluted earnings (loss): (2)
Per common share		2.47	3.39	1.92	1.79	1.75
Per preferred share		2.47	3.39	1.92	1.79	1.75
Per ADS		2.47	3.39	1.92	1.79	1.75

	As and for the year ended December 31,
	2013	2013	2012(4)	2011(4)	2010(5)	2009(5)
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Balance Sheet Data:
Assets:
Current assets	2,825	6,669	8,804	5,768	8,086	8,617
Property, plant and equipment, net	2,464	5,817	6,109	6,392	8,229	8,303
Intangible assets	849	2,004	1,874	2,779	4,948	3,705
Financial assets of concessions	2,474	5,841	5,475	3,834	7,672	5,508
Account receivable from the Minas Gerais State Government	-	-	-	1,830	1,837	1,824
Other assets	4,017	9,483	10,308	9,018	2,702	2,337
Total assets	12,629	29,814	32,570	29,621	33,474	30,294

Liabilities:
Current portion of long-term financing	948	2,238	6,466	4,504	2,203	6,659
Other current liabilities	1,560	3,684	6,332	3,595	4,200	3,620
Total current liabilities	2,508	5,922	12,798	8,099	6,403	10,279
Non-current financing	3,058	7,219	3,950	6,000	11,024	4,634
Post-retirement liabilities non-current.	979	2,311	2,575	1,956	2,062	1,915
Other non-current liabilities	730	1,724	1,697	1,900	2,509	2,301
Total non-current liabilities	4,767	11,254	8,222	9,856	15,595	8,850
Share capital	2,666	6,294	4,265	3,412	3,412	3,102
Capital reserves	815	1,925	3,954	3,954	3,954	3,969
Profit reserves	1,627	3,840	2,856	3,293	2,874	3,177
Accumulated other comprehensive income	246	579	475	1,007	1,211	1,343
Other shareholders´equity					25	(426)
Total shareholders´equity	5,354	12,638	11,550	11,666	11,476	11,165
Total liabilities and shareholders´equity	12,629	29,814	32,570	29,621	33,474	30,294

Other Data:

Outstanding shares basic:(2)	2013	2012(4)	2011(4)	2010(5)	2009(5)

Common	420,764,708	420,764,708	420,764,708	420,764,708	420,764,708
Preferred	837,540,291	837,540,291	837,540,291	837,540,291	837,540,291
Dividends per share (2)
Common	R$1.28	R$2.20	R$1.03	R$0.95	R$0.74
Preferred	R$1.28	R$2.20	R$1.03	R$0.95	R$0.74
Dividends per ADS (2)	R$1.28	R$2.20	R$1.03	R$0.95	R$0.74
Dividends per share (3)(2)
Common	US$0.54	US$0.93	US$0.44	US$0.40	US$0.31
Preferred	US$0.54	US$0.93	US$0.44	US$0.40	US$0.31
Dividends per ADS (3)(2)	US$0.54	US$0.93	US$0.44	US$0.40	US$0.31

Outstanding shares—diluted: (2)
Common	420,764,708	420,764,708	420,764,708	420,764,708	420,764,708
Preferred	837,540,291	837,540,291	837,540,291	837,540,291	837,540,291
Dividends per share diluted (2)
Common	R$1.28	R$2.20	R$1.03	R$0.95	R$0.74
Preferred	R$1.28	R$2.20	R$1.03	R$0.95	R$0.74
Dividends per ADS diluted (2)	R$1.28	R$2.20	R$1.03	R$0.95	R$0.74
Dividends per share diluted (3)(2)
Common	US$0.54	US$0.93	US$0.44	US$0.40	US$0.31
Preferred	US$0.54	US$0.93	US$0.44	US$0.40	US$0.31
Dividends per ADS diluted (3)(2)	US$0.54	US$0.93	US$0.44	US$0.40	US$0.31

(1)                                  Converted at R$ 2.3608/US$, the exchange rate on December 31, 2013. See: “– Exchange rates”.

(2)                                  Per share numbers have been adjusted to reflect the stock dividends on our shares in January 2014, and per ADS numbers have been adjusted to reflect the corresponding adjustments to our ADS.

(3)                                  This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.

(4)                                  Data for 2012 and 2011 and as of and for the year ended December 31, 2012 and 2011, has been restated to reflect the application of IFRS 11 and IAS 19, as described in note 2.5 to our consolidated financial statements.

(5)                                  The information for 2010 and 2009 is not presented in a form adjusted to the new accounting rules applicable after January 1, 2013 – hence it is not comparable to the other years shown.

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

Brazilian law provides that whenever there (i) is a significant imbalance in Brazil’s balance of payments or (ii) are major reasons to foresee a significant imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the real float freely or will intervene in the exchange rate market. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future, Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. We cannot asure you that such measures will not be taken by the Brazilian Government in the future, which could prevent us from making payments to the holders of our ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares or common shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations.  For more information see “Risk Factors — Risks Relating to Brazil — Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs”.

The table below sets forth, for the periods indicated the low, high, average and period-end exchange rates for reais, expressed in reais per US$1,00.

	Reais per US$1.00
Month	Low	High	Average	Period-end
October 2013	2.1567	2.2240	2.1866	2.2235
November 2013	2.2425	2.3345	2.2959	2.3345
December 2013	2.3106	2.3784	2.3471	2.3608
January 2014	2.3500	2.4017	2.3747	2.4008
February 2014	2.3300	2.4373	2.3792	2.3321
March 2014	2.2552	2.3617	2.3251	2.2552
April 2014 (1)	2.1940	2.2795	2.2323	2.2370

(1)                                 As of April 18, 2014

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2009	1.6995	2.4420	1.9976	1.7425
2010	1.6574	1.8885	1.7600	1.6631
2011	1.5375	1.8865	1.6723	1.8627
2012	1.6997	2.1141	1.9535	2.0476
2013	1.9480	2.4464	2.1570	2.3608

Source: U.S. Federal Reserve Board

Risk factors

In evaluating an investment in our Company, the investor should take into consideration the following risks, as well as the other information in this annual report.

Risks relating to Cemig

Public authorities may intervene in concessions, in the interests of ensuring proper provision of services, and this could adversely affect the Company’s operational and financial results.

Public authorities may intervene in concessions to ensure appropriate provision of services, or faithful compliance with provisions of contracts, regulations or laws, and may also interfere in operations or revenues arising from operations of the facilities of the Company or its subsidiaries. In the event of intervention, the Company could be adversely affected.

We cannot be certain of the renewal of our concessions.

We carry out the majority of our power generation, transmission and distribution activities under concession contracts entered into with the Brazilian federal government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the federal government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the power industry.

On September 11, 2012 the Brazilian government issued Provisional Measure 579 (‘PM 579’), later converted into Law No. 12,783, which governs extension of the concessions granted prior to Law No. 9074 of July 9, 1995. Under that law, as from September 12, 2012 these concessions can be extended only once, for up to 30 years, at the option of the concession-granting power. On December 4, 2012, the Company signed the second amendment to Transmission Concession Contract 006/1997, which extended the concession for 30 years under the terms of PM 579, from January 1, 2013. This resulted in an adjustment to the Permitted Annual Revenue (Receita Anual Permitida, or RAP), reducing the revenue that we will receive from those concessions.

The Brazilian government has compensated us for the reduction of the RAP of part of those concessions, but the assets in operation before the year of 2000 have not yet been compensated. According to Law Nº 12,783, we will be compensated for the reduction of the RAP of the assets in operation before 2000, in 30 years, adjusted for the Amplified National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA).

The Company opted not to request extension of the generation concessions that expire within the period 2013 to 2017. For the plants that would have had a first extension before PM 579, which include the Jaguara, São Simão and Miranda plants, the Company believes that Generation Concession Contract 007/1997 allows for the extension of the concession of those plants for an additional 20 years, without application of any additional restriction.

Based on this understanding Cemig GT applied for an order of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extension of the period of the concession of the Jaguara Hydroelectric Plant, in the terms of Clause 4 of Concession Contract 007/1997, obeying the original bases of this contract, which were prior to Law Nº 12.783/2013. The Company was granted an interim injunction, which is still in effect, to continue commercial operation of the Jaguara hydroelectric plant until a judgment is given by the courts on the application for mandamus. The chance of a loss in this action has been classified as “possible”, due to its nature and the complexity involved in this particular case. The case has several particular elements characterizing the contingency: the singular nature of Concession Contract No. 007/1997, the unprecedented nature of the subject matter, and the fact that the action will be a leading case in consideration by the Brazilian Courts of the extension of concessions.

For the other generating plants with concessions that expire over the period from 2015 to 2017 — which include Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande — we have opted not to apply for extension under the terms of MP 579. As a result the generation business will not be affected negatively until the end of those concessions.

In light of the degree of discretion granted to the Federal Government, in relation to the new concession contracts, renewal of existing concessions, and, due to the new provisions established by PM 579 for renewal of distribution, generation and transmission concession contracts, we cannot guarantee that new concessions will be obtained or that our present concessions will be renewed on terms as favorable as those currently in effect. Non-renewal of any of our concessions could adversely affect our business, operational results and/or financial situation.

We might be unable to complete our proposed capital expenditure program.

Our by-laws state that we may use up to 40.0% of our annual EBITDA (earnings before interest, income taxes, depreciation and amortization), each fiscal year, on capital investments and acquisitions. Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, our access to the domestic and international capital market and a variety of operational and other factors. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law. We cannot give any assurance that we will have the financial resources to complete this program, which could affect our business, operational results and/or financial situation.

Aneel has discretion to establish the rates Cemig Distribution charges consumers. These rates are determined by Aneel and designed to preserve the economic and financial balance of concession contracts entered into with Aneel (acting on behalf of the federal government).

Concession agreements and Brazilian law establish a price cap mechanism that permits three types of rate adjustments: (1) the Annual Adjustment; (2) the Periodic Review; and (3) the Extraordinary Review. The purpose of the Annual Adjustment (Reajuste Annual) is to compensate for changes in costs that are beyond the Company’s control, such as the cost of electricity for supply to consumers, the sector charges that are set by the federal government, and transport charges for use of the transmission and distribution facilities of other companies.

Manageable costs, on the other hand, are adjusted by the IGP—M inflation index, less an Efficiency Factor, known as the X Factor. Every five years there is a Periodic Tariff Review (Revisão Periódica Tarifária, or RTP), the purpose of which is to: identify the same variations in costs referred to above; remunerate the assets that the company has built in the period; decide on efficient operational costs, using a benchmarking method; and establish a factor based on the gains of scale, which will be taken into account in the subsequent annual tariff adjustments. An Extraordinary Tariff Review takes place whenever there is any unforeseen development significantly alters the economic-financial equilibrium of the concession. Therefore, the tariff review mechanism is subject to some extent to the discretionary power of Aneel, since it may omit to include investments that have been made, and could recognize operational costs as being lower than those actually incurred — which could result in a material adverse effect on our business, operational results and/or financial situation

Disruptions in the operation of, or deterioration of the quality of, services could have an adverse effect on the business, financial situation and operational results of the Company and its subsidiaries.

The operation of complex electricity transmission networks and systems involves various risks, such as operational difficulties and unexpected interruptions, caused by events that are beyond the control of the Company and its subsidiaries. These events include accidents, breakage or failure of equipment or processes, performance below expected levels of availability and efficiency of the transmission assets, and disasters such as explosions, fires, natural phenomena, landslides, sabotage or other similar events. Furthermore, actions by government agencies responsible for the electricity network, the environment, operations and other issues that affect electricity transmission could adversely affect the functioning and profitability of the operations of our transmission lines.

The Company’s insurance coverage may be insufficient to fully cover costs and/or losses that we may incur as a result of damage to our assets and/or service interruptions, which could result in a significant adverse effect on the business, financial situation and operational results of the Company and its subsidiaries. Further, the revenues that the Company and its subsidiaries generate from establishing, operating and maintaining its facilities are related to the availability of the services. Under the related concession contracts, the Company and its subsidiaries are subject to reduction of their Permitted Annual Revenue (Receita Anual Permitida, or RAP), and application of certain penalties, depending on the level of duration of unavailability of services. Therefore, interruptions in our transmission lines and substations may cause a material adverse effect on the Company’s business, financial situation and operational results.

We may incur losses in connection with pending litigation.

We are currently defending several legal and administrative proceedings relating to civil, administrative, environmental, tax, labor and other claims. These claims involve a wide range of issues and seek indemnities and reparation in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. The consolidated financial statements include contingency provisions in the total amount of R$ 306 million, as of December 31,

2013, for actions in which the chances of loss have been assessed as ‘probable’ (i.e. more likely than not). In the event that our provisions for legal actions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our operational results and financial situation.

Selling prices for electricity may be affected by the rules governing such sales, and by market conditions.

Under the applicable law, our generation companies are not allowed to sell energy directly to our distribution companies. As a result, our generation companies sell electricity in a regulated market through public auctions conducted by Aneel — this area of activity is referred to as the Regulated Market (or the Regulated Contracting Environment — Ambiente de Contratação Regulado, or ACR; or ‘the Pool’), or in the Free Market (Ambiente de Contratação, or ACL). The legislation allows distributors to contract with our generation companies in the Regulated Market and to reduce the volume of electricity contracted under existing supply contracts by up to 4% of the original contract amount, per year, for the entire contract period, exposing our generation companies to the risk of failing to sell their remaining energy at adequate prices.

We perform trading activities through power purchase and sale agreements, mainly in the Free Market (ACL), through our generation and trading companies. Contracts in the ACL may be entered into with other generating agents, energy traders, or mainly, with ‘Free Consumers’. Free Consumers are consumers with demand of 3MW or more: they are allowed to choose their electricity supplier. Some contracts with this type of consumer allow the consumer to buy a higher or lower volume of electricity from our companies than originally contracted (by 5% on average), and this could adversely affect our business, operational results and financial condition. Other contracts do not allow for this kind of flexibility in the purchase of electricity, however, increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts in the Free Market.

In addition to Free Consumers, there is a category of clients referred to as “Special Consumers”, which are those with contracted demand between 500kW and 3MW. Special Consumers are eligible to enter the Free Market provide they buy electricity from incentive-bearing alternative sources, such as Small Hydroelectric Plants, biomass plants or wind farms. We have conducted sales transactions for this type of electricity from certain electricity resources in certain companies of the group, but as from 2009 the sale of this type of incentive-bearing power supply has been increased, and the Company has formed a portfolio of purchase contracts that now occupies an important space in the Brazilian market for this type of electricity. Contracts for sale of electricity to this type of client have specific flexibilities to serve their needs, and these flexibilities of greater or lesser consumption are linked to the client’s history of energy consumption level. Market variations may generate short-term positions that could have an adverse financial effect on our results. The introduction of Law No. 12,783 brought certain changes to the organization of the Brazilian electricity market and the impacts of this new regulation cannot yet be assessed. Meanwhile there is the possibility that its results could have a less positive effect on our operations.

Low liquidity in the trading market, or volatility in future prices, due to market conditions and/or market perceptions, could negatively affect our operational results. Also, if we are unable to sell all the power that we have available — from our own generation capacity or from contracts under which we have bought supply of power — in the regulated public auctions or in the free market, the unsold capacity will be sold on the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) at ‘spot’ prices (Preços de Liquidação de Diferenças, or PLD), which tend to be very volatile. If this occurs in periods of low spot prices, our revenues and operational results could be adversely affected.

Requirements of, and restrictions by, the environmental agencies could result in our Company having additional costs.

Our operations related to generation, distribution and transmission of electricity, and distribution of natural gas, are subject to various federal, state and municipal laws and regulations, and also to numerous requirements relating to the protection of health and the environment. Delays by the environmental authorities, or refusal of license requests by them, and/or any inability on our part to meet the requirements set by these bodies during the environmental licensing process, may result in additional costs, or even, depending on the case, prohibit or restrict the construction or maintenance of these projects.

Non-compliance with environmental laws and regulations, such as building and operation of a potentially polluting facility without a valid environmental license or authorization, could, in addition to the obligation to redress any damages that may be caused, result in criminal, civil and/or administrative sanctions being applied. Under Brazilian legislation, criminal penalties such as restriction of rights, and even imprisonment, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may: impose warnings, or fines, ranging from R$ 50 thousand to R$ 50 million; require partial or total suspension of activities; suspend or restrict tax benefits; cancel or suspend lines of credit from governmental financial institutions; or prohibit us from contracting with governmental agencies, companies or authorities. Any of these events could adversely affect our business, operational results and/or financial situation.

We are also subject to the Brazilian legislation that requires payment of compensation in the event that our activities have polluting effects. Under Federal Law No. 6,848/2009 and Minas Gerais State Decree No. 45,175/2009, up to 0.5% of the total amount invested in implementation of a project that causes significant environmental impact must be applied in compensatory measures, in an amount to be determined on a case by case basis by environmental authorities according to specific level of pollution and the environmental impact of the project.

State Decree No. 45,175 of 2009 also indicated that the compensation rate will be applied retrospectively to projects implemented prior to promulgation of the present legislation. That State Decree was altered by Decree No. 45,629/2011, which established that, for the reference value of the projects that cause significant environmental impact:

I –           for projects executed before the publication of Federal Law No. 9,985 of 2000, the net book value will be used, excluding revaluations or, in its absence, the value of the investment presented by the representative of the project; and

II –      compensation for environmental projects executed after the publication of Federal Law No. 9,985 will use the reference established in Item IV of Article 1 of Decree No. 45,175, calculated at the moment of execution of the project and updated based on an inflation-linked adjustment index.

In addition, the law of the State of Minas Gerais (location of the majority of Cemig’s operations) requires the constitution of a Legal Forest Reserve, corresponding to 20% of the total area of the rural property, used in our operations (State Law No. 14,309, of June 19, 2002, regulated by Decree No. 43,710, of January 8, 2004).

However, in 2012, the new Brazilian Forest Code was approved (Law No. 12,727, of October 17, 2012, converted from Provisional Measure 571, of 2012), which altered the Brazilian legislation on the subject, instituting, in its Article 12, §7º, the following:

“No Legal Reserve shall be required in relation to areas acquired or expropriated by the holder of a concession, permission or authorization for commercial operation of hydroelectric potential, where electricity generation enterprises or substations function or where electricity transmission or distribution lines are installed.”

However, since under Brazilian law the States may have their own specific legislation, we await a possible revision of the legislation of the State of Minas Gerais, in relation to what has been established in the new Forest Code, to enable us to make a correct evaluation of its impacts on the enterprises located in Minas Gerais.

Finally, the adoption or implementation of new safety, health and environmental laws, new interpretations of existing laws, increased rigidity in the application of the environmental laws, or other developments in the future might require us to make additional capital expenditure or incur additional operational expenses in order to maintain our current operations; or to curtail our production activities or take other actions that could have an adverse effect on our business, operational results or financial situation.

We are controlled by the Government of a Brazilian State, which may have interests that are different from those of investors.

As our controlling shareholder, the government of the Brazilian State of Minas Gerais exercises substantial influence on the strategic orientation of our business. The government of the State of Minas Gerais currently holds approximately 51% of our common shares and, consequently, has the right to the majority of votes in decisions of the General Meetings of our Shareholders, and can: (i) elect the majority of the members of our Board of Directors, and (ii) decide matters requiring approval by a specific majority of our shareholders, including transactions with related parties, shareholding reorganizations and the date and payment of any dividends.

In the past, the State Government has used, and may in the future use, its status as our controlling shareholder to decide whether we should engage in certain activities and make certain investments the intention of which might, principally, be to promote its political, economic or social objectives and not necessarily to achieve the objective of improving our business and/or operational results. Such actions could have a material adverse effect our business, operational results and/or financial situation.

Delays in the expansion of our facilities might significantly increase our costs.

We are currently engaged in the construction of additional hydroelectric and wind power plants, transmission lines and substations, and assessment of other potential expansion projects. Our ability to complete an expansion project on time, within a given budget and without adverse economic effects, is subject to a number of risks. For example:

•             we may experience problems in the construction phase of an expansion project (e.g.: work stoppages, unforeseen geological conditions, environmental and political and environmental uncertainties, liquidity of partners or contractors);

•             we may face regulatory or legal challenges that delay the initial operation date of an expansion project;

•             our new facilities may possibly not operate at the designated capacity or its costs of operation may be greater than planned;

•             we may possibly not be able to obtain adequate working capital to finance our expansion projects; and

•             we may encounter environmental issues and claims by the local population during the construction of power plants, transmission lines or substations.

If we experience these or other problems relating to the expansion of our electricity generation or transmission capacity, we may be exposed to increased costs, or we may fail to achieve the revenues we planned in connection with such expansion projects.

Aneel, the electricity regulator, has some discretion in setting the Permitted Annual Revenue (‘RAP’) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our operational results and financial condition.

The Permitted Annual Revenue (Receita Annual Permitida, or RAP) that we receive through our transmission companies is determined by Aneel, on behalf of the federal government. The concession contracts provide for two mechanisms for adjustment of revenues: (i) annual tariff adjustments; and (ii) the Periodic Tariff Review (Revisão Tarifária Periódica, or RTP). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation and the revenue from the previous period is adjusted by the IPCA index. The periodic tariff review previously took place every four years, but Law No. 12,783 changed the tariff review period to five years. Our first periodic tariff review took place in July 2005 and the second in July 2009. During the periodic tariff review, the investments made by the concession holder in the period and the operational costs of the concession are analyzed by Aneel, taking into account only investment that it deems to be prudent, and operational costs that it assesses as having been efficient, using a benchmarking methodology developed by using an efficiency model based on comparison of data among the various transmission companies in Brazil. Therefore, the tariff review mechanism is subject to some extent to the discretionary power of Aneel, since it may omit to include investments that have been made, and could recognize operational costs as being lower than those actually incurred – which could result in a material adverse effect on our business, operational results and/or financial situation.

As mentioned above, we extended the concessions of certain of our transmission lines, under Law No. 12,783, which resulted in an adjustment to the RAP of those concessions, lowering the revenue we will receive from those concessions. The Brazilian government has compensated us for a reduction in the RAP of a portion of these concessions, but the assets in operation before 2000 have not yet been compensated. According to Law No. 12,783, we will receive compensation for the reduction in the RAP of the assets in operation before 2000 over a period of 30 years, adjusted by the IPCA inflation index.

Employment-related legal claims, strikes and/or work stoppages could have an adverse impact on our business.

Substantially all of our employees are covered by the Brazilian employment-law legislation applicable to private-sector employees. We have entered into collective bargaining agreements with the labor unions representing most of our employees.

We are currently defending a number of employment-law claims brought by our employees, the great majority of which relate to overtime and compensation for hazardous work. We are also subject to claims related to outsourcing of services, in which employees of our contractors and subcontractors have brought actions against us for payment of outstanding labor liabilities.

In 2008 and 2009 there was no significant labor union action.  In the negotiations to reach the Collective Work Agreement (Acordo Coletivo de Trabalho, or ACT), for 2010, some of our employees went on strike for 20 days. During the negotiations for the 2011 Collective Agreement, there were five, intermittent days of work stoppage by our employees. During the 2012 negotiations, there was one day of stoppage, in which around 12% of the employees took part. In 2013, there was a stoppage of 22 days in which 10% of the employees took part. In all of these events, our Operational Emergency Committee was activated and the strikes and stoppages did not affect the supply of electricity to our consumers.

We do not have insurance against losses incurred as a result of business interruptions caused by employment-related actions. In the event of a strike, we could face an immediate loss of revenue. Contractual disputes, strikes, complaints or other types of conflict relating to our employees or to unions that represent them may cause an adverse effect on our business, operational results or financial situation, or on our ability to maintain normal levels of service.

We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.

As a state-controlled company, we are subject to rules and limits on the level of credit that may be contracted by the public sector, set by the National Monetary Council (Conselho Monetário Nacional, or CMN) and by the Brazilian Central Bank. These rules set certain parameters and conditions for financial institutions to be able to offer credit to companies of the public sector. Thus, if we do not fall within these conditions and parameters, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties for the implementation of our investment plan. Brazilian legislation also rules that a state-controlled company, in general, may use proceeds from external transactions with commercial banks (debt, including bonds) only to refinance financial obligations. As a result of these regulations, our capacity to incur debt is limited, and this could negatively affect the implementation of our investment plan.

We are subject to extensive and uncertain governmental legislation and regulation and any changes to such legislation and regulation could have a materially adversely effect on our business, operational results and/or financial situation.

The Brazilian federal government has been implementing policies that have a far-reaching impact on the Brazilian energy sector and, in particular, the electricity industry. As part of the restructuring of the industry, Law No. 10,848 of March 15, 2004, known as the New Industry Model Law, introduced a new regulatory structure for the Brazilian electricity industry.

This regulatory structure has undergone several changes over recent years, the most recent being the changes included by Provisional Measure 579 (‘PM 579’)(which was converted into Law 12,783), which governs the extension of the concessions granted by Law No. 9,074 of July 7, 1995. Under this law, such concessions can, as from September 12, 2012, be extended only once, for up to 30 years, at the option of the concession-granting power.

There are contractual restrictions on our capacity to incur debt.

We are subject to certain restrictions on our capacity to incur debt due to covenants set forth in our loan agreements. In the event of non-compliance on our part with an obligation contained in our financing contract with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), we have an obligation to strengthen the guarantees of the financing, on pain of early maturity of the contract. In 2009, 2010, 2011 and 2012, we were at times in non-compliance with some of our obligations under our loan agreements, and, although we have been able to obtain waivers from our creditors in relation to such non-compliances, no guarantee can be given that we will be successful in obtaining any particular waiver in the future. The existence of limitations on our indebtedness could prevent us from entering into new agreements to finance our operations or to refinance our existing obligations, which could adversely affect our business, results of operations and financial situation.

We operate without insurance policies against natural disasters and third party liability.

Other than in connection with flying, we do not have third party liability insurance covering accidents, and we have not sought proposals for this type of insurance. It is the Company’s view that the risk of occurrence of an event leading to a claim on third party liability insurance is small. Specific studies have been made on the subject, which prove the extremely low probability of events of this nature. Hence Cemig has not sought a proposal for, and has not contracted, insurance cover against natural disasters, such as earthquakes or floods, that might affect our facilities.

The insurance contracted by the Company may be insufficient to pay compensation for possible damages.

The Company maintains insurance only for fire, risks involving our aircraft, and operational risks, such as damage to equipment, as well as those types of insurance cover that are required by law, such as transport insurance of goods belonging to legal entities.

We cannot guarantee that insurances contracted are sufficient to cover in full any liabilities that may arise in fact in the course of our business nor that these insurance policies will continue to be available in the future. The occurrence of claims in excess of the amount insured, or which are not covered by the insurance policies contracted, might generate significant and unexpected additional costs, which could have an adverse effect on our business, operational results and/or financial situation.

The level of default by our consumers could adversely affect our business, operational results and/or financial situation.

As of December 31, 2013, our total past due receivables from final consumers were approximately R$ 893 million, corresponding to 6.10% of our net revenues for 2013, and our allowance for doubtful accounts was R$ 585 million. Approximately 12.46% of our total receivables were owed by entities of the public sector. We may be unable to recover debts from several municipalities and other defaulting consumers. If these debts unsettled, in whole or in part, we will experience an adverse impact on our business, operational results and financial situation. In addition, the amount of our consumers’ debts in arrears that exceeds our allowance for doubtful accounts could have an adverse effect on our business, operational results and/or financial situation.

We are strictly liable for any damages resulting from inadequate rendering of electricity services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity transmission and distribution services. In addition, when damages are caused to final consumers as a result of outages or disturbances in the generation, transmission and distribution system, whenever these outages or disturbances are not attributed to an identifiable member of the National System Operator (Operador Nacional do Sistema, or ONS) or to the ONS itself, the liability for such damages is shared among generation, distribution and transmission companies. Until a party with final responsibility has been identified, the liability for such damages will be shared in the proportion of 35.7% to the distribution agents, 28.6% to the transmission agents and 35.7% to the generation agents. These proportions are established by the number of votes that each of these types of electricity concession holder receives in the general meetings of the ONS, and as such, they are subject to change in the future. Thus our business, operational results and/or financial situation might be adversely affected as a result of any such damages.

Aneel may penalize our subsidiaries for failing to comply with our concession agreements, and/or authorizations granted to us, which could result in fines, other penalties or, depending on the severity of the non-compliance, expropriation of the concession agreements or revocation of the authorizations.

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the federal government, through Aneel, and/or pursuant to authorizations granted to the companies of our portfolio, as the case may be. Aneel may impose penalties if we fail to comply with any provision of the concession agreements, including those relating to compliance with the established standards of quality. Depending on the severity of the non-compliance, these penalties could include:

•                 fines per breach of contract of up to 2.0% of the concession holder’s revenues in last year prior to the date of the breach;

•                 injunctions related to the construction of new facilities and equipment;

•                 restrictions on the operation of existing facilities and equipment;

•                 temporary suspension from participating in bidding processes for new concessions for a period of up to two years;

•                 intervention by Aneel in the management of the concession holder that it is in breach; and

•                 repeal of the concession.

In addition, the federal government has the power to repeal any one of our concessions or authorizations, prior to the end of the concession term, in the case of bankruptcy or dissolution, or through expropriation, for reasons related to the public interest.

Also, delays in the implementation and construction of new energy undertakings can trigger the imposition of regulatory penalties by Aneel, which, under Aneel’s Resolution No. 63 of May 12, 2004, can vary from warnings to the early termination of concessions or authorizations.

We cannot guarantee that Aneel will not impose penalties or even repeal our concessions or authorizations in the event of a breach of a concession contract or authorization. Any compensation we may receive upon rescission of the concession contract and/or withdrawal of an authorization may not be sufficient to compensate us for the full value of certain investments. If any concession contract is rescinded due to fault of ours, the effective amount of compensation could be reduced as a result of fines or other penalties. Rescission of our concession contracts, or imposition of penalties, could adversely affect the Company’s business, operational results and/or financial situation.

Our ability to distribute dividends is subject to limitations.

Whether or not the investor receives dividends depends on whether our financial situation permits us to distribute dividends under Brazilian law, and whether our shareholders, on the recommendation of our Board of Directors, acting in their discretion, determine suspension, due to our financial situation, of distribution of dividends in excess of the amount of mandatory distribution required under our by-laws in the case of the preferred shares.

Because we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we will be able to distribute dividends to shareholders only if the Company receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries may distribute depend on our subsidiaries generating sufficient profit in any given fiscal year. Dividends can be paid out from the profit accrued in each fiscal year, or from accumulated profits from previous years, or from profit reserves. Dividends are calculated and paid in accordance with the Brazilian Corporate Law and the provisions of the by-laws of each of our regulated subsidiaries.

We will need funds in the short term to fund our current and expected acquisitions.

We will need funds in the short term to fund our current and future acquisitions and investments. However, we cannot guarantee that we will be able to raise such funds in a timely manner and in the amounts necessary or at competitive rates, or that we will otherwise have cash in hand to finance our investments and acquisitions. If we are unable to raise funds as planned, we may be unable to meet our acquisition commitments, and our investment program could suffer delays or significant changes, which could adversely affect our business, financial situation or future prospects.

Foreign shareholders may be unable to enforce judgments against our directors or officers.

All of our directors and officers named in this annual report reside in Brazil. Substantially all of our assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible for foreign shareholders to effect service of process within the United States or other jurisdictions outside Brazil upon these persons, or to attach their assets, or to enforce against them or our Company in United States courts, or the courts of other jurisdictions outside Brazil, judgments predicated upon the civil liability provisions of the securities laws of the United States or the respective laws of such other jurisdictions.

Brazil’s supply of electricity depends heavily on hydroelectric plants, which in turn depend on climatic conditions to produce electricity.

As is widely known, hydroelectric generation is predominant in Brazil — constituting more than 70% of total installed capacity. The advantages of hydroelectric power have also been widely publicized: it is a renewable resource, and enables substantial expenditures on fuels in thermal generation plants to be avoided. At the same time the main difficulty in the use of this resource arises from the variability of the flows to the plants: There are substantial seasonal variations in monthly flows, and in the total of flows over the year, which depend fundamentally on the volume of rain that falls in each rainy season.

To deal with this difficulty the Brazilian system, as well as having a complementary thermal generation system — about 20% of its total capacity — has major accumulation reserves, able to transfer water from the rainy season to the dry season, and even from one year to the next.

The operation of the whole system is coordinated by the National System Operator (Operador Nacional do Sistema, or ONS). Its primary function is to achieve optimal operation of the resources available, minimizing operational cost, and the risks of shortage of electricity. In periods when the hydrological situation is adverse, a decision by the ONS may, for example, reduce generation by hydroelectric plants and increase thermal generation, which results in higher costs for the hydroelectric generators. Also, in the event of extreme shortages of electricity due to adverse hydrological situations, the system could undergo rationing, which could result in an increase in the company’s costs and reduction of its cash flow.

Increases in electricity purchase prices could cause imbalance in the Company’s cash flow.

The prices in electricity purchase contracts signed by electricity distribution concession holders such as the Company are linked to certain variables, such as, for example, hydrological conditions, which are not under those concession holders’ control. Although any increases are passed through to the electricity distribution concession holders at the time of their tariff adjustments, their existence can result in mismatches of cash flow, with an adverse impact on the Company’s business, operational results and/or financial situation. In 2013 this possibility was significantly reduced by action in support of the distribution companies taken by the federal government, in directing funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to payment of a significant proportion of these expenses. For 2014, the subject is under discussion between companies and the government, which is aware of the risks and should provide some form of assistance — it is known, for example, that R$ 13 billion is reserved for this purpose in the Federal Budget.

Risks relating to Brazil

The federal government exercises significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.

The federal government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, operational results or financial situation may be adversely affected by changes in government policies, and also by:

•                 fluctuations in the exchange rate;

•                 inflation;

•                 instability of prices;

•                 changes in interest rates;

•                 fiscal policy;

•                 other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

•                 control on capital flows; and/or

•                 limits on foreign trade.

Measures by the Brazilian government to maintain economic stability, and also speculation on any future acts of the Brazilian government, can generate uncertainties in the Brazilian economy, and increase the volatility of the domestic capital market, adversely affecting our business, operational results and/or financial situation. If the political and economic situations deteriorate, we may face increased costs.

The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy. Uncertainties in relation to any potential political crises can contribute to economic instability. This can increase the volatility of the Brazilian securities market and could have an adverse effect on the Brazilian economy and our business, operational results and/or financial situation. It is not possible to predict whether the present government or any successor governments will have an adverse effect on the Brazilian economy, and consequently on our business.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our shares, the Preferred ADSs and the Common ADSs.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the federal government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. As measured by the IPCA index, Brazilian annual inflation rates in 2011, 2012  and 2013 were 6.0%, 5.84% and 5.91%, respectively. No assurance can be given that inflation will remain at these levels.

Future measures taken by the federal government, including increases in interest rates, intervention in the foreign exchange market or actions intended to adjust the value of the real, might cause increases in inflation, and consequently, have adverse economic impacts on our business, operational results and/or financial situation. If Brazil experiences high inflation in the future, we might be unable to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

Substantially all of our cash operating expenses are denominated in reais and tend to increase with Brazilian inflation. Inflationary pressures might also hinder our ability to access foreign financial markets or might lead to further government intervention in the economy, including the introduction of government policies that could harm our business, operational results and/or financial situation or adversely affect the market value of our shares and as a result, of our Preferred ADSs and Common ADSs.

Exchange rate instability could adversely affect our business, operational results and/or financial situation and the market prices of our shares, the Preferred ADSs and the Common ADSs.

The Brazilian currency has been devalued periodically in the last four decades. Throughout this period, the federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although the prolonged periods of depreciation of the Brazilian currency have usually correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar, and currencies of other countries.

In 2013, the real depreciated 15.3% against the U.S. dollar. Considering the volatility the world economy is facing, no assurance can be given that the real will not continue to depreciate against the U.S. dollar. On December 31, 2013, the buy exchange rate for the U.S. dollar against the real was R$ 2.0476/US$. On that date approximately 4.88% of our total indebtedness under loans, financings and debentures was denominated in currencies other than the real (84.78% of those contracts being denominated in U.S. dollars). If the real depreciates against the U.S. dollar, our related financial expenses will increase and our operational results and financial situation could be adversely affected. We recorded a foreign exchange-related expense of R$ 16 million in 2012, and a foreign exchange-related loss of R$ 28 million in 2013.

We also have entered into certain power purchase agreements denominated in U.S. dollars. We cannot guarantee that derivative instruments and the proceeds from our dollar-denominated purchase agreements will be sufficient to avoid an adverse effect on our business, operational results and/or financial situation in the event of adverse exchange rate fluctuations.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, operational results and/or financial situation, as well as the market price of our shares, Preferred ADS and Common ADSs.

The market value of the securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries and emerging market countries. Although the economic conditions of such countries may differ significantly from the economic conditions of Brazil, the reactions of investors to events in those countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries might reduce investors’ interest in securities of Brazilian issuers, including our Company. This could make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations, and this could adversely affect our business, operational results and/or financial situation.

Political and economic instability in Brazil may affect us.

Periodically, allegations of unethical or illegal conduct have been made with respect to people in the Brazilian government, including legislators and/or party officials. The possibility exists that further allegations on unethical or illegal conduct might be made at any time in relation to persons of the Brazilian government, including legislators and/or party representatives. If these events lead to a materially adverse perception of Brazil among investors, the trading value of our shares, the Preferred ADSs and/or the Common ADSs could decline, and our ability to access international markets could be reduced. In addition, any political instability resulting from such events could cause us to re-assess our strategies if the Brazilian economy suffers as a result.

Risks relating to the preferred shares, common shares, Preferred ADSs and Common ADSs

The preferred shares and Preferred ADSs generally do not have voting rights, and the Common ADSs can only be voted by proxy by providing voting instructions to the depositary.

Under the Brazilian Corporate Law and our by-laws, holders of our preferred shares, and, consequently, holders of our ADSs representing preferred shares, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. Holders of our Preferred ADSs may also encounter difficulties in the exercise of certain rights, including limited voting rights.

Holders of the ADSs for our common shares do not have automatic entitlement to vote in our General Meetings of Stockholders, other than by power of attorney, by sending a voting instruction to the depository.  In some circumstances, where there is not enough time to send the form with voting instructions to the depository, or in the event of omission to send the voting instruction, the holders of ADSs for Cemig’s preferred and common shares may be unable to vote by means of instructions to the depository.

Exchange controls and restrictions on remittances from Brazil might adversely affect holders of Preferred and Common ADSs

The investor may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. Restrictions of this type would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or common shares from reais into U.S. dollars. We cannot guarantee that the federal government will not take restrictive measures in the future.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to sale of our shares, Preferred ADSs or Common ADSs.

Law No. 10,833 of December 29, 2003 provides that the sale of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the sale occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a sale of our preferred shares or common shares by a non-resident of Brazil to another non-resident of Brazil. There is no clear guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to sales of our Preferred ADSs and Common ADSs between non-residents of Brazil. However, in the event that the sale of assets is interpreted to include a sale of our Preferred ADSs and Common ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposal of our Preferred ADSs and Common ADSs by a non-resident of Brazil to another non-resident of Brazil.

Exchanging Preferred ADSs or Common ADSs for underlying shares may have adverse consequences.

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of foreign capital registration from the Brazilian Central Bank to remit U.S. dollars from Brazil to other countries for payments of dividends, any other cash distributions, or to remit the proceeds of a sale of shares. If the investor decides to exchange his Preferred ADSs or Common ADSs for the underlying shares, the investor will be able to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. Thereafter, the investor may perhaps not be able to obtain and remit U.S. dollars abroad upon sale of the shares, or distributions of proceeds relating to the shares, unless the investor obtains his own certificate of registration under CMN Resolution No. 2,689 of January 26, 2000, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If the investor does not obtain this certificate, he will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If the investor attempts to obtain his own certificate of registry, he may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registry involves generating significant documentation, including completing and filing various electronic forms with the Brazilian Central Bank and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM). In order to complete this process, the investor will usually need to engage a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact the investor’s ability to receive dividends or distributions paid by the preferred shares or common shares outside Brazil or to receive timely repatriation of the investor’s capital. If the investor decides to exchange his preferred or common shares back into Preferred ADSs or Common ADSs, respectively, once he has registered his investment in preferred shares or common shares, he may deposit his preferred or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. We cannot guarantee that the depositary bank’s certificate of registry or any certificate of foreign capital registration obtained by an investor may not be affected by future legislative or other regulatory changes, nor that additional Brazilian restrictions applicable to the investor, or to sale of the underlying preferred shares, or to repatriation of the proceeds from the sale, will not be imposed in the future.

The relative volatility and illiquidity of the Brazilian securities market may adversely affect our shareholders.

Investing in securities of Latin America, such as the preferred shares, common shares, Preferred ADSs or Common ADSs, involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, including, as examples, the following:

•                 changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, related to their investments; and

•      restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit the investor’s ability to sell the shares underlying his Preferred or Common ADSs for the desired price and within the desired period. The São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, or BM&FBovespa), the only stock exchange in Brazil on which shares are traded, had market capitalization of approximately R$ 2.45 trillion on December 31, 2013, and average daily trading volume of approximately R$ 7.4 billion in the year 2013.

Shareholders may receive reduced dividend payments if our net profit does not reach certain levels.

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net profit for the preceding fiscal year, based on our financial statements prepared in accordance with IFRS, and also in accordance with the accounting practices adopted in Brazil, and holders of preferred shares have priority of payment. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares must be equal to at least the greater of (a) 10% of the par value of our shares, or (b) 3% of the value of the portion of stockholders’ equity represented by our shares, in the event that such amount is greater than 50% of our net profit. If in a given fiscal year we do not have net profit, or our net profit is insufficient, our management may recommend at the Annual Shareholders’ Meeting in respect of that year that the payment of the mandatory dividend should not be made. However, there is also a guarantee given by the government of Minas Gerais State, our controlling shareholder, that a minimum annual dividend of 6% will in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions have not been made in a given fiscal year.

Holders of the Preferred and Common ADS, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1) of the BM&FBovespa, by the Brazilian Corporate Law and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares, as the case may be, to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law than under the rules of other jurisdictions. Rules against insider trading and self- dealing and other rules for the preservation of shareholder interests may also be different in Brazil than in the United States, potentially establishing a disadvantage for holders of the preferred shares, common shares, or Preferred or Common ADSs.

The sale of a significant number of our shares or the issuance of new shares may materially and adversely affect the market price of our shares, Preferred ADSs and Common ADSs.

Sales of a substantial number of shares, or the perception that such sales could take place, could adversely affect the prevailing market price of our shares, or of the Preferred or Common ADSs. As a consequence of the issuance of new shares or sales of shares by existing shareholders, the market price of our shares and, by extension, of the Preferred and/or Common ADSs, may decrease significantly.

The investor may be unable to exercise first refusal rights in relation to our securities.

The investor may be unable to exercise the first refusal rights relating to the shares underlying his Preferred or Common ADSs unless a registration statement under the United States Securities Act of 1933), as amended (‘the Securities Act’), is in effect in relation to those rights or the exemption from registration requirements of the Securities Act is applicable. We are not obliged to apply for a registration statement in relation to these first refusal rights for our shares, and we cannot guarantee that we will apply for any such registration statement. Unless we apply for the registration statement or unless an exemption from the registration applies, the investor may receive only the net proceeds from the sale of his first refusal rights, made by the depositary; and if the first refusal rights cannot be sold, they may lapse.

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

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, in 2004 we incorporated two wholly-owned subsidiaries of CEMIG: Cemig Geração e Transmissão S.A., referred to as Cemig Generation and Transmission, and Cemig Distribuição S,A,, referred to as Cemig Distribution, Cemig Generation and Transmission and Cemig Distribution were created to carry out the activities of electricity generation and transmission, and distribution, respectively.

Cemig was a factor in the decisions by several important companies to locate in Minas Gerais — such as Mannesmann, a steel company producing seamless tubes, due to the guarantee given by the state government that Cemig would be able to meet its demand for electricity (at that time, equal to half of the entire consumption of the state of Minas Gerais).

The first three hydroelectric plants built by Cemig were inaugurated in the 1950s: Tronqueiras, Itutinga and Salto Grande.

Starting in 1960, Cemig began its operations of electricity transmission and distribution. In the same period the Canambra consortium was formed, by a group of Canadian, American and Brazilian technical experts, who between 1963 and 1966 identified and evaluated the hydroelectric potential of the State of Minas Gerais. This study – at that time – was already aligned with the concept of sustainable development — it revolutionized the focus of construction of power plants in Brazil, as well as defining which projects would be able to be developed to supply future electric power needs.

In the 1970s Cemig took over responsibility for the distribution of electricity in the region of the city of Belo Horizonte, absorbing Companhia Força e Luz de Minas Gerais, and embarked on construction of more major power plants. In 1978 Cemig started operation of the São Simão hydroelectric plant, at that time its largest yet. This decade saw major progress in transmission: 6,000km of distribution lines in the state of Minas Gerais.

The Minas-Luz Program, a partnership between Cemig, Eletrobrás (Centrais Elétricas Brasileiras S.A.) and the Brazilian federal government, was created to expand service to low-income populations in the countryside and outer urban suburbs, including the shantytowns. The Emborcação hydroelectric plant, on the Paranaíba River, started operation in 1982 — at the time it was the Company’s second largest power plant, and with the São Simão plant it tripled the Company’s generation capacity. It was in 1983 that Cemig created its Ecological Program Coordination Management Unit — responsible for planning and development of a specific policy for environmental protection — enabling research into alternative energy sources, such as wind power and solar generation, biomass and natural gas, to become the subject of the Company’s research projects.

The subsidiary Gasmig (Companhia de Gás de Minas Gerais), was created in 1986, to distribute natural gas. On September 18 of that year the company changed its name from Cemig — Centrais Elétricas de Minas Gerais to Companhia Energética de Minas Gerais – Cemig. The change reflected the expansion of its area of operation to include multiple sources of electricity. By the end of the 1980s, Cemig was distributing electricity to 96% of the State of Minas Gerais according to Aneel (Agência Nacional de Energia Elétrica), the Brazilian electricity regulator.

In the 1990s, even during the period of economic crisis, Cemig, according to its records, served approximately 5 million consumers. In one year of the decade, it added 237,000 new connections of consumer units to electricity supply — a record in its history. Also in the 1990s, Cemig began to build hydroelectric plants in partnership with the private sector. It was by this method, for example, that the Igarapava hydroelectric plant, in the ‘Minas Triangle’ region, was built — starting operation in 1998.

In 2000, Cemig was included for the first time in the Dow Jones Sustainability Index — a recognition which it has repeatedly received in recent years. Cemig sees this as confirmation of its dedication to the balance between three pillars of corporate sustainability: economic, social and financial. The year 2000 was also marked by the simultaneous construction of three hydroelectric plants — Porto Estrela, Queimado and Funil — and by the number of Cemig’s consumers growing to more than 5 million for the first time in its history.

In 2001, Cemig began construction on 12 hydroelectric plants, and intensified its investments in the distribution and transmission systems. In the same year, Cemig’s shares were traded for the first time on the New York Stock Exchange.

In 2002, according to its records, The number of Cemig’s consumers exceeded 6 million for the first time — and it began construction on the Irapé hydroelectric plant, in the Valley of the Jequitinhonha river. In that year, also, trading began in Cemig’s shares on the Latibex segment of the stock exchange of Madrid.

In 2003, Cemig began simultaneous construction of several hydroelectric plants, as part of the effort to prevent rationing of electricity, and established several centers of excellence and research — focusing on climatology, thermoelectric generation, electricity efficiency and renewable electricity sources.

The year 2004 presented the Company with some major challenges: It was in 2004 that the structure of the new Brazilian regulatory framework came into force — the principal requirement being ‘unbundling’ is of its activities of distribution, generation and transmission. In 2005, as a consequence of this ‘unbundling’, Cemig operated as a holding company, with two wholly-owned subsidiaries:  Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

In 2006 Cemig connected a further 230,000 new consumers in the state of Minas Gerais, and its investment in environmental preservation totaled R$ 60 million. The Irapé hydroelectric plant was inaugurated in July of 2006, and in that year the Company began to operate in other states, with the acquisition of a significant interest  in Light S.A. (“Light”), operating in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia — TBE, operating transmission lines in the North and South of Brazil.  Also, a consortium in which Cemig is a leading member began construction of a transmission line in a neighboring country, Chile.

In 2008, the Company acquired a stockholding in wind farms in the northern Brazilian state of Ceará, with potential for total generating capacity of approximately 100MW. It also participated in the consortium building the Santo Antônio hydroelectric plant, on the Madeira river.

In April 2009, Cemig acquired Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. — Taesa.  And in the same year it increased its holdings in the electricity transmission sector with the acquisition of equity interests in the following companies:

Empresa Amazonense de Transmissão de Energia S.A. – EATE,

Empresa Paraense de Transmissão de Energia S.A. - ETEP,

Empresa Norte de Transmissão de Energia S.A. – ENTE,

Empresa Regional de Transmissão de Energia S.A. – ERTE and

Empresa Catarinense de Transmissão de Energia S.A. – ECTE.

This increased Cemig’s market share in Brazilian electricity transmission from 5.4% to 12.6%, making it the third largest transmission company in Brazil by Permitted Annual Revenue (RAP), according to Aneel figures.

2009 was the tenth year in which Cemig was included in the worldwide Dow Jones Sustainability Index — and in that year it was elected the world leader in sustainability among utilities. It continues to be the only company in the electricity sector of Latin America that has been included in the ‘DJSI World’ since the creation of that index.

In 2010 Cemig formed a partnership with Light for development of smart grid technology — with a view to increasing operational efficiency, and reducing commercial losses. Also in 2010 — for the second year running — Cemig was rated Prime (B—) by Oekom Research, a German agency that issues sustainability ratings.  In the same year Cemig GT (generation and transmission) signed a contract with Light for acquisition of 49% of the share capital of Lightger S.A., a special-purpose company holding the authorization for commercial operation of the Paracambi Small Hydro Plant.

In 2011 the Company acquired significant assets in generation and transmission, including:

(i)            50% of União de Transmissora de Energia Elétrica S.A. — Unisa (“Unisa”), owner of four transmission assets, from Abengoa Concessões Brasil Holding S.A. (“Abengoa”);

(ii)           an interest of 9.77% in the Belo Monte Hydroelectric Plant;

(iii)          stockholding control of Renova Energia S.A., which has operated for 11 years in small hydroelectric plants and wind farms; and

(iv)          interests in four small hydro plants in Minas Gerais.

In 2012, Taesa completed an agreement with Abengoa for acquisition of the remaining 50% of the share capital of Unisa. In the same year Cemig concluded consolidation of its investments in the transmission sector, by transfer of assets of this sector to Taesa.

In 2012 Cemig was selected for the eighth consecutive year for inclusion in the ISE Corporate Sustainability Index (Índice de Sustentabilidade Empresarial) of the São Paulo Stock Exchange (BM&FBovespa).

Also in 2012, Cemig began the following activities:

•        Installation of its Integrated Metering Center (Centro Integrado de Medição, or CIM), to further improve the processes of billing and management of losses, and to contribute to operation and planning of the electricity system. The center has high technology equipment, and is the first step toward construction of smart grid architecture.

•        In partnership with the Belo Horizonte Municipal Information Technology and Information Company (Empresa de Informática e Informação do Município de Belo Horizonte S.A. — Prodabel), Cemig has been making progress on digital empowerment of needy communities in Belo Horizonte.

These additional notes describe some activities of Cemig subsidiaries and jointly-controlled subsidiaries in 2013:

•        Parati made a public offering to acquire shares for cancellation of the listed company registry of Redentor Energia S.A. and for its withdrawal from Novo Mercado listing. Redentor Energia left the Novo Mercado listing segment, but remains listed on the São Paulo stock exchange (BM&FBovespa).

•        Cemig GT signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) for acquisition of 49% of the common stock of Brasil PCH; and an investment agreement with Renova Energia S.A, RR Participações S.A., Light Energia S.A. and a new company Chipley (jointly owned by Cemig GT and Renova), governing entry of Cemig GT into the controlling stockholding block of Renova, and assignment of the Brasil PCH share purchase agreement to Chipley.

•        Cemig Capim Branco Energia S.A. completed acquisition of a 30.3% holding in the special-purpose company Epícares Empreendimentos e Participações Ltda., corresponding to an additional equity interest of 5.42% in the Capim Branco Energia Consortium.

•        Madeira Energia S.A. (Mesa) received cash injections from its stockholders, and credit lines, loans and financings with a long-term profile.

•        Gasmig invested to expand its distribution network, and growth in compressed natural gas (GNC) and in the residential distribution market segment.

Companies incorporated in Brazil described below are our major subsidiaries and affiliates which were consolidated in our financial statements. The jointly controlled were consolidated by the equity method.:

CEMIG GROUP

183 Companies and 17 Consortia

At March 31, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS
Parati S.A. Participações em Ativos de Energia Elétrica VS: 50% TS: 25%
Redentor Energia S.A. 36.81%
Rio Minas Energia Participações S.A. 100%
Luce Empreendimentos e Participações S.A. 100%
Light S.A. RME: 13.03% LEPSA: 13.03% Cemig: 26.06%
Instituto Light para o Desenvolvimento Urbano e Social 100%
Lightcom Comercializadora de Energia S.A. 100%
Light Serviços de Eletricidade S.A. 100%
CR Zongshen E-Power Fabricadora de Veículos Ltda. 20%
Light Esco Prest. Serviços S.A. 100%
EBL Companhia de Eficiência Energética S.A. 33%
Amazônia Energia Participações S.A. Light: 25.5% Cemig GT: VS: 49% TS: 74.5%
Norte Energia S.A. (Belo Monte) 9.77%
Lightger S.A. (PCH Paracambi) Light: 51% Cemig GT: 49%
Itaocara Energia Ltda. 100%
Consórcio UHE Itaocara Itaocara: 51% Cemig GT: 49%
Light Soluções em Eletricidade Ltda. 100%
Lajes Energia S.A. 100%
Light Energia S.A.
Consórcio UHE Água Limpa Light Energia: 51% Cemig GT: 49%
Central Eólica São Judas Tadeu Ltda. 100%
Central Eólica Fontainha Ltda. 100%
Guanhães Energia S.A. Light Energia: 51% Cemig GT: 49%
4 Generation SPEs 100%
52 Wind Power SPEs 99%
Renova Energia S.A.
Nova Renova Energia S.A. 99.99%
Chipley SP Participações S.A. Renova: 59% Cemig GT: 40% Renovacor: 1%
5 Wind Power SPEs 99.99%
Bahia Eólica Participações S.A. 100%
Brasil PCH S.A. 51%
PCH Participações S.A. 100%
15 Wind Power SPEs 99.99%
Renova Eólica Participações S.A. 100%
Renovapar S.A. 100%
13 Generation SPEs 100%
9 Wind Power SPEs 99.99%
Salvador Eólica Participações S.A. 100%
Renova PCH Ltda. 99%
Renova Comercializadora de Energia S.A. 100%
Enerbrás Centrais Elétricas S.A. 100%
Energética Serra da Prata S.A. 99.99%
CEMIG Distribuição S.A. (Cemig D) 100%
CEMIG Geração e Transmissão S.A. (Cemig GT) 100%
Cemig Baguari Energia S.A. 100%
Hidrelétrica Cachoeirão S.A. 49%
Hidrelétrica Pipoca S.A.
Madeira Energia S.A. 10%
Santo Antônio Energia S.A. 100%
Consórcio CEMIG-CEB (UHE Queimado) 82.50%
Consórcio Cosama 49%
Consórcio UHE Davinópolis 49%
Baguari Energia S.A. 69.39%
Consórcio UHE Baguari 49%
Consórcio da Hidrelétrica de Aimorés 49%
Consórcio AHE Funil 49%
Consórcio da Usina Hidrelétrica de Igarapava
Consórcio AHE Porto Estrela 33.33%
Consórcio Tapajós 11.11%
Central Eólica Praias de Parajuru S.A. 49%
Central Eólica Praia do Morgado S.A. 49%
Central Eólica Volta do Rio S.A. 49%
Transmissora Aliança de Energia Elétrica S.A. VS: 42.38% TS: 43.36%
ATE III Transmissora de Energia S.A. 100%
Empresa Amazonense de Transmissão de Energia S.A. - EATE
Lumitrans Cia. Transmissora de Energia Elétrica
STC - Sistema de Transmissão Catarinense S.A.
Empresa Brasileira de Transmissão de Energia S.A. Taesa: 49% EATE: 51%
Empresa Catarinense de Transmissão de Energia S.A.
Empresa de Transmissão Serrana S.A.
Empresa Norte de Transmissão de Energia S.A. 49.99%
Empresa Regional de Transmissão de Energia S.A. 49.99%
Empresa Paraense de Transmissão de Energia S.A.
Empresa Santos Dumont de Energia S.A.
São Gotardo Transmissora de Energia S.A. 100%
Brasnorte Transmissora de Energia S.A.
Empresa de Transmissão do Alto Uruguai S.A.
Mariana Transmissora de Energia Elétrica S.A. 99.99%
Transchile Charrúa Transmisión S.A. 49%
Companhia Transleste de Transmissão EATE 10% Cemig 25%
Companhia Transirapé de Transmissão EATE 10% Cemig 24.50%
Companhia Transudeste de Transmissão EATE 10% Cemig 24%
Companhia de Transmissão Centroeste de Minas
Usina Térmica Ipatinga S.A. 100%
CEMIG PCH S.A. 100%
Horizontes Energia S.A. 100%
Sá Carvalho S.A. 100%
Rosal Energia S.A.
Usina Termelétrica Barreiro S.A. 100%
CEMIG Capim Branco Energia S.A. 100%
Epicares Empreendimentos e Participações Ltda. 30.3030%
Consórcio Capim Branco Energia Epicares: 17.8947% CCBE: 21.05%
Cia. de Gás de Minas Gerais VS: 58.71% TS: 59.57%
Efficientia S.A. 100%
Axxiom Soluções Tecnológicas S.A. Light 51% Cemig 49%
Cemig Comercializadora de Energia Incentivada S.A. 100%
Empresa de Serviços de Comercialização de Energia Elétrica S.A. 100%
CEMIG Trading S.A. 100%
CEMIG Telecomunicações S.A.
Ativas Data Center S.A.
Consórcio de Exploração SF-T-104
Consórcio de Exploração SF-T-127 24.5%
Consórcio de Exploração SF-T-120
Consórcio de Exploração REC-T-163
Consórcio de Exploração SF-T-114
Cemig Overseas S.L. 100%
CGET In the process of being Extinguished 100%
Key
21 Transmission Companies
02 Distribution Companies
41 Generation Companies
86 Wind Power Companies
02 Non-profit Companies
01 Electric vehicle factory
01 Gas Distribution Companies
01 Telecoms Companies
05 Trading
06 Services
17 Holding Company
12 Generation Consortia
05 Gas Consortia
VS = Voting Shares
TS = Total Shares

In compliance with IFRS 11 — Joint Arrangements, as from January 2013 Cemig no longer uses the proportional consolidation method to account for operations in which it holds joint control, but reports them all only by the equity method.

Cemig’s principal subsidiaries and jointly-controlled subsidiaries include the following:

•      Cemig Geração e Transmissão S.A. (‘Cemig GT’) — 100% owned: operates in electricity generation and transmission.

•      Cemig Distribuição S.A. (‘Cemig D’) — 100% owned: operates in electricity distribution.

•      Companhia de Gás de Minas Gerais (Gasmig) — jointly-controlled, 59.57% owned: acquires, transports, distributes and sells natural gas.

•      Transmissora Aliança de Energia Elétrica S.A. — jointly-controlled subsidiary, with ownership of 42.38% of the voting stock and 43.36% of the total stock: construction, operation and maintenance of electricity transmission facilities in 11 states of Brazil.

•      Light S.A. — Jointly-controlled subsidiary, with direct holding of 26.06% and indirect holding of 6.42% of total stock: electricity generation, transmission, trading and distribution, and other related services; direct or indirect holding of interests in companies operating in these areas.

Strategy

Our vision and goal is to consolidate our position as the largest group in the Brazilian electricity sector in this decade, with a presence in the natural gas industry, and becoming a world leader in sustainability, admired by clients and recognized for our strength and performance.

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

•              Be a benchmark in social, economic and environmental sustainability,

We have taken part in several transactions in the last year, which includes among others, the following:

Acquisition of Interest in Light

On May 12, 2011, our subsidiary Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), an unlisted specific purpose company, incorporated in October, 2008, which has as its corporate purpose the participation in the capital stock of other companies, domestic or foreign, as a partner or shareholder, acquired from Fundo de Investimento em Participações — PCP (“FIP PCP”) 54,08% of the total share capital of Redentor Energia S.A., which holds indirectly 13,03% of the share capital of  Light, through its subsidiary RME — Rio Minas Energia Participações S.A.

On July 7, 2011, Parati acquired from Enlighted Partners Venture Capital LLC 100% of its holdings in Luce LLC (“Luce”), owner of 75% of the unit shares of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which holds indirectly 13,03% of the total shares of Light, through Luce Empreendimentos e Participações S.A. (“LEPSA”). With this acquisition Parati, which already indirectly held 7,05% of the total and voting capital of Light S.A., became indirect holder of 16,82% of the total and voting stock of Light.

On July 28, 2011, Parati acquired, from Fundação de Seguridade Social Braslight (“Braslight”) the totality of Braslight’s unit shares in FIP Luce. The amount received by Braslight for the sale of FIP Luce’s total shares was R$ 171,981,877,12. Thus Parati became the holder of 100% of the unit shares of FIP Luce, and, indirectly, the holder of the equivalent of 20,08% of the total and voting stock of Light.

As a result of the acquisition of the stockholding of FIP PCP, and in accordance with the rules of the Novo Mercado, the highest standard of corporate governance for companies listed in BM&FBovespa, Parati made a  public  offer to acquire the shares held by the non-controlling stockholders of Redentor Energia S.A., granting them rights similar to tag-along rights.

On September 30, 2011, Parati acquired 46,341,664 shares held by minority stockholders, increasing its stockholding interest in Redentor Energia S.A. to 96,80% of its total capital. The remaining 3,20%, or 3,467,599 common shares, continued to be held by minority stockholders. After this transaction, Parati indirectly holds the equivalent of 25,64% of the total and voting stock of Light.

On December 31, 2011, Parati held, directly, 25,64% of the registered capital of Light S.A. (“Light”). We held 25% of Parati’s share capital; and Redentor Fundo de Investimento em Participações held 75%. On December 31, 2011, we held a 32,47% total interest in Light, which included a direct 26,06% interest and an indirect 6,41% interest through Parati.

On March 14, 2013, Parati carried out a public offer   for acquisition of shares aiming at the cancellation of Redentor Energia S.,A.,’s Listing Registration and its exit from the Novo Mercado segment. As a result of this public offer, Redentor Energia exits form the Novo Mercado segment, but it had to remain listed in BM&FBovespa.

On February 10, 2012, Light approved the acquisition of 26,520,000 common shares (equivalent to a 51% equity interest) of Guanhães Energia S.A. (“Guanhães Energia”) by Light Energia for R$ 25,0 million (in May 2011 equivalent currency, adjusted by the  IPCA index until the date of closing of the transaction).The acquisition was conditioned to prior approval by Aneel and was approved by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica, or  CADE).

On August 28, 2012, Light Energia signed the final closing agreement with  Investminas Participações S.A. for the acquisition of 26,520,000  Class A common shares in Guanhães Energia S.A., equivalent to 51% of its share capital, for R$ 26,586,219,15.

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

STE – Sul Transmissora de Energia S.A. (“STE”),

ATE Transmissora de Energia S.A. (“ATE”),

ATE II Transmissora de Energia S.A. (“ATE II”), and

ATE III Transmissora de Energia S.A. (“ATE III”, together with STE, ATE and ATE II, the “UNISA Transmission Companies”), and

(ii) 100% of the shares held by Abengoa and by Abengoa Construção Brasil Ltda, in the share capital of NTE — Nordeste Transmissora de Energia S.A.

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

On March 16, 2012, TAESA, signed a share purchase agreement with Abengoa for acquisition of the remaining 50% of the shares held by Abengoa in UNISA, which in turn owns 100% of the share capital of the UNISA Transmission Companies, TAESA will pay a total amount of R$ 863,5 million in December 31, 2011 equivalent currency, for this acquisition. This amount was updated by the accumulated variation of the Brazilian benchmark rate (“SELIC”) between the base date and the business day immediately preceding the date of completion of the transaction, when the actual acquisition of the shares by TAESA will take place. The acquisition price  was  adjusted for remuneration and increases or reductions of capital that take place between the base date and the date of completion of the transaction.  Completion of the transaction and actual acquisition of the shares by TAESA  was subject to the fulfillment of certain suspensive conditions, which include: (i) approval by the General Meeting of Stockholders of TAESA; (ii)

consent of the financing banks of the UNISA Transmission Companies; and (iii) approval of the transaction by Aneel. Also, the transaction was submitted to CADE, in accordance with Law 8884/94, On July 3, 2012, TAESA concluded the acquisition of the remaining 50% interest of Abengoa in UNISA (STE, ATE, ATE II and ATE III) for the amount of R$ 904 million, TAESA financed this acquisition by the issue of R$ 905 million in promissory notes.

Transfer of equity interests of the TBE transmission assets, held by Cemig and Cemig Generation and Transmission, to TAESA and Transfer of TAESA’S Control

On May 17, 2012, Cemig, Cemig Generation and Transmission  and TAESA signed a Private Contract for Investment in Transmission Assets, agreeing to transfer to TAESA the minority equity interests held by Cemig and Cemig Generation and Transmission in the share capital of the following holders of public electricity service concessions:

(i)        Empresa Catarinense de Transmissão de Energia S.A.– ECTE;

(ii)       Empresa Regional de Transmissão de Energia S.A. – ERTE;

(iii)      Empresa Norte de Transmissão de Energia S.A. – ENTE;

(iv)      Empresa Paranaense de Transmissão de Energia S.A. – ETEP;

(v)       Empresa Amazonense de Transmissão de Energia S.A. – EATE; and

(vi)      Empresa Brasileira de Transmissão de Energia S.A. – EBTE,

Within the scope of this stockholding restructuring, TAESA disbursed the amount of R$ 1,732 million already  updated by the CDI rate from December 31, 2011, discounted any dividends and/or interest on equity that is declared, whether paid or not. The amount involved was agreed by the companies based on technical valuations conducted by independent external evaluators.

These transfers were concluded on May 31, 2013, by sale to Taesa, of the following assets: (i) the directly-held interests in the concession holders ECTE, ERTE, ENTE, ETEP, EATE and EBTE; and (ii) the indirectly-held interests in the concession holders STC, ESDE and ETSE.

As a result, Taesa became the holder of the following stockholding interests:

(i)       49.98% of the total capital of EATE;

(ii)      19.09% of the total capital of ECTE;

(iii)     49.99% of the total capital of ENTE;

(iv)     49.99% of the total capital of ERTE;

(v)      49.98% of the total capital of ETEP;

(vi)     74.49% of the total capital of EBTE (49% held by Taesa and the rest held indirectly through the 51% interest in EBTE held by EATE, in which Taesa’s interest is 49.98%);

(vii)    39.98% of the total capital of STC (indirect holding: 80% held by EATE, in which Taesa holds 49.98%);

(viii)   49.98% of the total capital of ESDE (indirect holding through ETEP, in which Taesa holds 49.98%);

(ix)     39.98% of the total capital of Lumitrans (indirect holding: 80% held by EATE, in which Taesa holds 49.98%); and

(x)      19.09% of the total capital of ETSE (indirect holding through ECTE, in which Taesa holds 19.09%).

This shareholding restructuring is in accordance with our strategic planning, which aims to consolidate our holdings in electricity transmission companies in a single corporate vehicle, and to optimize our ability to assess opportunities in future auctions of transmission lines and acquisition of transmission assets in operation.

Transfer of control of Taesa from Cemig GT to Cemig

On October 24, 2013 the General Meetings of Debenture Holders of Cemig GT consented, in the terms of Article 174, §3º of the Brazilian Corporate Law, to reduction of the Share Capital of Cemig GT from R$ 3,296,785 to R$ 893,192 as a result of the transfer of the shares in Taesa (Transmissora Aliança de Energia Elétrica S.A.) to Cemig (Companhia Energética de Minas Gerais — Cemig), the latter being guarantor of the debenture issues of Cemig GT, in accordance with the consent given by the electricity regulator, Aneel, in Aneel Authorizing Resolution No. 4108/2013, of May 14, 2013, and as decided by the Extraordinary General Meeting of Stockholders of Cemig GT on September 26, 2013.

Acquisition of the São Gotardo substation by TAESA

On June 6, 2012, TAESA won Lot E of Aneel Auction 005/2012, TAESA created a special-purpose company (“SPC”) named São Gostardo Transmissora de Energia S.A. to which Aneel granted the right to commercial operation of the concession comprising two transmission functions within the São Gotardo 2 substation in the state of Minas Gerais. TAESA did not offer a discount in relation to the initial base RAP  of R$ 3,74 million and should complete construction  in the first semester of 2014.

TAESA follow-on equity offering

On July 19, 2012, in a follow-on equity offering, TAESA issued 24 million units (each presenting one common share and two preferred shares), at R$ 65 per unit,,On August 20, 2012, the bookrunners exercised the overallotment option and TAESA issued an additionl 3 million units, totaling 27 million units issued in the follow-on equity offering, The share capital of TAESA was increased, within the limit of its authorized capital, in the amount of R$1,755 billion, by issuance of 81 million new shares: 27 million common and 54 million preferred shares. Under Brazilian Corporate Law, and our by-laws, existing stockholders did not have a right of first refusal in this subscription. As a result of the follow-on equity offering, Cemig Generation and Transmission’s holding in TAESA was diluted, from 56,69% to 43,36%. The mentioned operation gave rise to a gain in the amount of R$ 259 millions, reported in our statements of income for the third quarter of 2012.

On December 4, 2012, TAESA underwent a three-for-one split of all its shares: each share (whether or not represented by or included in a deposit certificate (or “unit”)) became three shares of the same type.  The split had no effect on TAESA’s equity, on the ratio of common to preferred shares, or on any feature or attribute of any share. After the split, TAESA has 1,033,496,721 shares: 691,553,133 common shares and 341,943,588 preferred shares; and there is no change in the total value of TAESA’s share capital.

Acquisition of interest in Renova

Renova Energia S.A. (“Renova”) is a company generating electricity from renewable sources, focused on wind farms and small hydroelectric plants PCHs. It prospects for, develops and implements renewable energy enterprises and is currently the only company listed on the BM&FBovespa dedicated to working with alternative energy sources in Brazil. It has created the largest wind farm complex in Brazil, located in the semi-arid region of the Brazilian state of Bahia, and sold a total of 690MW of installed electricity generation capacity in the reserve energy auctions of 2009 and 2010, the A—3 auction of 2011 and the A-5 auction of 2012.

On August 19, 2011 Light, through its subsidiary Light Energia, subscribed 50,561,797 of Renova’s common shares. As a result, Light Energia holds 34.85% of Renova’s common shares and 25.8% of its total capital. The transaction included a private placement of Renova’s shares in the approximate amount of R$ 360,0 million. Renova’s minority shareholders participated in the private placement, resulting in a total capital injection of R$ 376,0 million.

The common shares subscribed by Light Energia are part of the controlling stockholding block of Renova, and are half of the shares comprising that block, with the same rights and preferences attributed to the other common shares issued by Renova. To make the transaction possible, RR Participações S.A. (“RR”) and certain stockholders of Renova waived their right of first refusal in favor of Light Energia. Light Energia and RR entered into a stockholders’ agreement which regulated the exercise of the right to vote, purchase and sale of shares issued by Renova held by the parties, and their rights and obligations as stockholders of the Renova. Light has experience in building and operating generation projects, and in the sale and placement of electricity. We believe that this combination will enable Renova to position itself as one of the largest players in wind generation in Latin America, with unique and extremely attractive characteristics. The agreement also  contained a commitment by Light to buy 400MW of installed power capacity provided by Renova’s wind projects. The companies furtherhad the right of first refusal in the purchase or sale, as applicable, of wind energy in the long term. The principal purpose of this acquisition  was to accelerate the growth of Renova through a combination of its own technical capacity and pioneering experience in development of new projects and business, with our own experience, and contracts entered into in the Free Market.

On June 22, 2012, a Contract for Subscription of Units in Renova was signed by BNDES Participações S.A. (“BNDESPar”), Renova, Light, Light Energia and RR, regulating an investment in Renova by BNDESPar (the investment holding company of the Brazilian Development Bank (BNDES). The contract provided for a capital increase in Renova, to be decided at a later date, in the total amount of up to R$ 314,700,407.85, at a price of R$ 9.3334 per share.

Under the Contract for Subscription of Units, RR, Light Energia and InfraBrasil Fundo de Investimento em Participações assigned  their respective first refusal rights in the capital increase to BNDESPar. Also under the contract BNDESPar undertook to subscribe units in the capital increase in a minimum amount of R$ 250,000,009.70, and further to this minimum subscription, BNDESPar would share on a prorated basis in subscription of:

(i)             any unsubscribed Units, after the period for exercise of the first refusal right of the other stockholders of Renova; and

(ii)            any units not subscribed by the other stockholders of Renova that are sold in an auction to be held on the São Paulo Stock Exchange (BM&FBovespa) at the Price per Share (‘the Underwriting’).

As part of the investment agreement, RR, Light Energia and BNDESPar undertook to enter into a stockholders’ agreement to give BNDESPar the following rights:

(i)             election of 1 (one) member of the Board of Directors of Renova;

(ii)            right of joint sale in the event of direct or indirect disposal of the shares in Renova held by RR or Light Energia; and

(iii)           the right to subscribe secondary public offerings in Renova.

The investment agreement did  not result in sale of control by the controlling stockholders of Renova (RR and Light Energia), for the purposes of Article 254-A of the Brazilian Corporate Law, nor acquisition of control of Renova by BNDESPar, under Article 256 of that law.

BNDESPar’s entry into Renova gave it greater negotiating and financing capacity for making the investments that it had planned up to that date. As a result of this transaction, on December 31, 2012, Light’s holding in Renova was 21.99%.

This table shows Renova’s portfolio of projects:

Contracted capacity (MW)	1090
LER 2009 Reserve Auction (‘LER’)	294
LER 2010 Reserve Auction	162
A-3 2011 A—3 Auction	212
PPA agreements — Free Market	400
A-5 2012 A—5 Auction	22.4
Certified projects (MW)	2200
Projetos Projects in development (MW)	2400

In July, 2012, Renova Energia inaugurated Alto Sertão I, a wind farm complex located among the towns of Caetité, Igaporã and Guanambi, in the Southwestern region of the state of Bahia, Alto Sertão I is considered to be the largest wind farm complex in Latin America. With installed capacity of 294 MW, enough to supply 540,000 homes, the complex absorbed investment of R$ 1,2 billion. It consists of 14 wind farms and 184 aerogenerators.

On June 14, 2013, Cemig GT signed a share purchase agreement with Petróleo Brasileiro S.A. (Petrobras) for acquisition of 49% of the common shares of Brasil PCH (“the Brasil PCH Share Purchase Agreement”).

On August 8, 2013, Cemig GT entered into an Investment Agreement with Renova Energia S.A. (“Renova”), RR Participações S.A. (“RR”), Light Energia S.A. (“Light Energia”) and Chipley Participações S.A. (“Chipley”, owned by Cemig  GT and Renova), governing the entry of Cemig GT into the controlling stockholding block of Renova, and the structuring of Chipley, with assignment to Chipley of the Brasil PCH Share Purchase Agreement to Chipley. Under the Investment Agreement the entry into the stockholding structure of Renova could be effected either directly by Cemig GT or through an Equity Investment Fund (FIP) in which Cemig GT participates. The transaction for acquisition of an interest in Brasil PCH was subject to rights of first refusal, and/or joint sale, by the other stockholders of Brasil PCH.  At the expiration of the period for that exercise of first refusal, none of the stockholders holding that right decided to exercise their option; and only one stockholder, Jobelpa S.A. (“Jobelpa”), holder of 2% of the total equity of Brasil PCH, decided to exercise its (‘tag-along’) right of joint sale. Thus, Chipley acquired 51% of Brasil PCH: the 49% held by Petrobras, and the 2% held by Jobelpa. It will share the control of Brasil PCH. The price of this acquisition was R$739.94. The acquisition was conditioned prior approval by Aneel and was submitted to the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica, or  CADE). In addition, under the Investment Agreement Cemig GT made payment of an Advance Against Future Capital Increase (Adiantamento para Futuro Aumento de Capital), in the amount of R$ 810 million on March 31, 2014.

Acquisition of Interest in Guanhães Energia

On February 10, 2012, Light approved the acquisition of 26,520,000 common shares (equivalent to a 51% equity interest) of Guanhães Energia S.A. (“Guanhães Energia”) by Light Energia for R$ 25,0 million (in May 2011 equivalent currency, adjusted by the  IPCA index until the date of closing of the transaction).The acquisition was conditioned to prior approval by Aneel and was approved to the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica, or  CADE).

On August 28, 2012, Light Energia signed the final closing agreement with  Investminas Participações S.A. for the acquisition of 26,520,000 Class A common shares in Guanhães Energia S.A., equivalent to 51% of its share capital, for R$ 26,5 million. For more information regarding Guanhães Energia, see “Expansion of Generation Capacity” section.

Acquisition of 9,77% interest in Norte Energia S.A.: the Belo Monte Hydroelectric Plant

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

Amazônia Energia Participações S.A. (“Amazônia Energia”) is a special-purpose company in which the stockholders are: Light S.A., with 51% of the voting stock and 25,5% of the total stock; and Cemig Generation and Transmission, with 49% of the voting stock and 74,5% of the total stock. On October 25, 2011, Amazônia Energia signed share purchase agreements with six companies that held, in aggregate, an interest of 9,77% in Norte Energia, as follows: (i) Construtora Queiroz Galvão S.A.: 2,51%; (ii) Construtora OAS Ltda,: 2,51%; (iii) Contern Construções e Comércio Ltda,: 1,25%; (iv) Cetenco Engenharia S.A.: 1,25%; (v) Galvão Engenharia S.A.: 1,25%; and (vi) J, Malucelli Construtora de Obras S.A.: 1%.

The acquisition price corresponded to the amount of the injections of capital made by the vendors, adjusted by the IPCA index up to October 26, 2011, in the amount of R$ 118,69 million.

The transaction involving the participation of Amazônia Energia as a stockholder of Norte Energia was approved by the Extraordinary General Meeting of Norte Energia and by CEMIG GT’s and Light’s Boards of Directors. The Brazilian electricity regulator, Aneel, has been informed about the transaction, and it has been submitted to CADE, in accordance with Law 8884/94.

The transaction  added 818 MW of generation capacity to our total holdings, increasing our market share in Brazilian electricity generation from 7% to 8%; and adds 280 MW to the total generation capacity of Light.

Advantages of this transaction included the following: (i) the principal contracts for building works and equipment have been signed; (iii) the principal risks associated with the project have been considerably mitigated; (ii) future injections of capital will be diluted over nine years, and will use the cash flow generated by the project itself during the last three of those years; (iv) the environmental costs have been defined; and (v) all of the sales transactions for the electricity have already been established.

This acquisition did not have any effect on the policy for payment of dividends to  CEMIG GT’s  stockholders.

Increase of stockholding in Gasmig

On December 27, 2011, our Board of Directors authorized the acquisition of 10,781,736 nominal common shares and 7,132,773 nominal preferred shares, representing 4,38% of the total capital of Companhia de Gás de Minas Gerais — Gasmig, which belonged to the State of Minas Gerais, for R$ 67,2 million, corresponded to a price per share of approximately R$3,75, lately adjusted to the value given by an independent valuation opinion prepared by a specialized institution, which resulted in a valuation of the holding acquired at R$65.The operation was accomplished on July 9, 2012, from this date the company now has 59,57% of participation in Gasmig. For more information, see the section “14, Investment”, in the Financial Statements.

Acquisition by Cemig of an equity interest in Gás Brasiliano (GBD)

On February 8, 2012, CEMIG signed an investment agreement with Petrobrás Gás S.A. — Gaspetro and Gás Brasiliano Distribuidora S.A. (“GBD”), to subscribe common shares representing 40% of the share capital of GBD, subject to certain prior conditions.GBD is a natural gas distribution company that distributes to consumers in the residential, industrial, and commercial sectors, the automobile industry, co-generation plants, and thermal generation plants.

Increase in the interest held by Cemig Capim Branco Energia S.A. in the Capim Branco Energia Consortium

At a board meeting on December 28, 2012, Cemig authorized its wholly-owned subsidiary, Cemig Capim Branco Energia S.A.  (“Cemig Capim Branco”), to accept an offer made by Suzano Papel e Celulose S.A. and its subsidiaries (“Suzano”), on December 27, 2012, for acquisition by Cemig Capim Branco of its proportional interest in the 17.89% interest held by Suzano in the Capim Branco Energia Consortium (“the Consortium”), and also stated the intention to acquire any shares remaining, in the event that the other consortium members did not exercise their rights of first refusal, as specified in the Consortium Constitution Agreement. Suzano’s interest in the Consortium proportionately represented about 81MW of installed capacity, at the Amador Aguiar I and II hydroelectric plants, and assured average power of 51MW. The members of the Consortium other than Suzano were Cemig Capim Branco, with 21.05% Vale S.A., with 48.42%; and Votorantim Metais Zinco S.A., with 12.63%. On March 12, 2013 Cemig Capim Branco signed the final contract for the acquisition of 30.30% of Suzano’s 17.89% interest in the Consortium. The total price agreed, subject to any adjustments, for Suzano’s 17.89% interest in the Consortium was R$ 320 million. Of this total, the proportional interest to be acquired by Cemig Capim Branco represents a total of approximately R$ 97 million. The transaction was subject to completion, and approvals by Aneel and Cade.

On May 28, 2013, Cemig Capim Branco completed acquisition of the 30.30% equity interest in the special-purpose company Epícares Empreendimentos e Participações Ltda., a company of the Paineiras Group, which holds an interest of 17.89% in the Capim Branco Energia Consortium. Hence, this acquisition corresponds to an additional interest of 5.42% in the Consortium. The valuation attributed to the interest acquired is R$ 94 million. The value of the acquisition was calculated by the discounted cash flow method. The difference between the consideration transferred and the fair value of the assets was allocated to the concession for the project, based on the generation of cash expected during the period of the concession. This intangible asset will be amortized by the straight-line method from June 2013 until August 2036, the date of termination of the concession.

Investment in Madeira Energia S.A. — Mesa

On September 30, 2013, the affiliated company Madeira Energia S.A. — Mesa — had excess of consolidated liabilities over consolidated current assets in the amount of R$ 355.102 thousand, arising mainly from payments to suppliers, and social-environmental provisions. To resolve the situation of negative working capital, Mesa has available to it injections of funds from its stockholders, estimated at R$ 300 million, and lines of credit, loans and financings with long-term profiles in the process of negotiation, should they be necessary.

On March 11, 2014 the investment fund Fundo de Investimento em Participações Melbourne — FIP Melbourne, in which Cemig GT is a unit holder, represented by Banco Modal S.A., as Purchaser, signed, with Andrade Gutierrez Participações S.A., as Vendor, a share purchase agreement for acquisition of 83% of the total share capital and 49% of the voting shares in SAAG Investimentos S.A., which by the completion date of the transaction will own 12.4% of Madeira Energia S.A.    The price of this acquisition will be R$ 835,385, which will undergo monetary adjustment by the IPCA (Índice Nacional de Preços ao Consumidor Amplo, or Amplified National Consumer Price) inflation Index from December 31, 2013 up to the Closing Date, augmented by any capital injections by AGP in SAAG up to the Closing Date, less any dividends declared by SAAG to AGP up to the Closing Date. Conclusion of the transaction is subject to other conditions precedent, including approvals by the Brazilian monopolies authority (Cade) and the Brazilian electricity regulator, Aneel.

Creation of Aliança Geração de Energia S.A.:

On December 19, 2013 Cemig GT and Vale S.A. signed commercial and stockholding documents for creation of the company Aliança Geração de Energia S.A., to be a platform for consolidation of generation assets held by the parties in generation consortia, and investments in future electricity generation projects. The two parties will subscribe their shares in the company in the form of their holdings in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés, and Candonga. With these assets the new company will have installed hydroelectric generating capacity in operation of 1,158 MW (652 average MW), among other generation projects. Vale and Cemig GT will respectively hold 55% and 45% of the total capital. The equity interest of Cemig GT has been valued at R$ 2.03 billion. With the association, Cemig GT increases its potential to generate new business and maximize results, due to the combination of the two companies’ experiences in operational, financial and project management.

Acquisition by Cemig GT of 49% of the common shares of Brasil PCH:

On June 14, 2013 Cemig GT signed a share purchase agreement with Petróleo Brasileiro S.A. (‘Petrobras’) governing the purchase of 49% of the common shares of Brasil PCH (‘the Brasil PCH Share Purchase Agreement’).

On August 8, 2013, Cemig GT signed an Investment Agreement with Renova Energia S.A., RR Participações S.A., Light Energia and Chipley SP Participações S.A., governing entry of Cemig GT into the controlling stockholding block of Renova, structuring of Chipley SP (owned 40% by Cemig GT, 1% by Renovapar and 59% by Renova), and assignment of the Brasil PCH Share Purchase Agreement to Chipley SP.

The transaction was subject to rights of first refusal and/or joint sale by the other stockholders of Brasil PCH. At the expiration of the period for that exercise of first refusal, none of the stockholders holding that right had decided to do so; and only one stockholder, Jobelpa S.A. (‘Jobelpa’), holder of 2% of the equity of Brasil PCH, decided to exercise its (‘tag-along’) right of joint sale. The issue price for the shares in Renova will be R$ 16.2266 per common share; the resulting value of the portion of the increase in the share capital of Renova to be subscribed by Cemig GT will be R$ 1.415 billion. The amounts referred to will be updated by the variation in the CDI Rate from December 31, 2012. Conclusion of the transaction was duly approved by the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica, or Cade) and the Brazilian electricity regulator, Aneel.

Brasil PCH is currently one of the principal independent power producers in Brazil producing electricity from renewable sources.  It is a holding company, with 13 PCHs in operation, in the Brazilian states of Minas Gerais, Rio de Janeiro, Espírito Santo and Goiás, with a total of 291 MW of installed generation capacity, and assured power offtake of 194 MW. The entire output generated by these enterprises is contracted for sale to Eletrobras (Centrais Elétricas Brasileiras S.A., the federal government electricity company), through contracts made under the Program to Encourage Alternative Energy Sources (Programa de Incentivos às Fontes Alternativas de Energia, or Proinfa.)

Creation of Cemig Transmissão (“Cemig T” - Transmission)

On October 10, 2013 the Board of Directors of Cemig approved creation of Cemig Transmissão S.A. (“Cemig T”), to be responsible for the management of all the transmission assets at present under the responsibility of Cemig GT.  Creation of Cemig T aims to adapt the Cemig Group’s structure to the new regulatory environment created by Law 12783 of 2013, also creating greater focus on the transmission business, and improved clarity in management of the revenues and costs of that business.

This operation will be submitted to the regulator, Aneel: its completion depends on the related prior approval.

Capital expenditures

Capital expenditures for the years ended December 31, 2013, 2012 and 2011 in millions of reais, were as follows:

	Year ended December 31,
	2013	2012	2011
Distribution network	884	1,228	1,175
Power Generation	358	473	407
Transmission network	91	107	57
Others	185	66	575
Total capital expenditures	1,518	1,875	2,214

At present we plan to make capital investments in relation to our fixed assets in the amount of approximately R$ 1,027 million in 2014 — corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$ 932 million for injection of capital into subsidiaries in 2014, to meet specific capital needs.

The amounts planned for 2014 do not include investments in acquisitions, and other projects, that are not remunerated by the concession-granting power — which are not recognized in the calculations of tariffs made by Aneel (the regulator).

We expect to fund our capital expenditures in 2014 mainly from our cash flow from operations and, to a lesser extent, through financing. We expect to finance our expansion and projects by commercial bank loans through debt rollover and by issuing promissory notes and debentures in the local market.

Business Overview

General

We run a business related to generation, transmission, distribution and sale of electricity, gas distribution, telecommunications and the provision of energy solutions.

Cemig

Cemig engages in transactions  to buy and sell of electricity through its subsidiaries. The  Total of volume of electricity resourced  in  2013 was  85,884 GWh or   2,6 %  more  than the  volume sourced in 2012. The amount of energy produced by the Group in  2013 was  26,847 GWh,  29,9%  less than in 2012 and the amount of energy purchased by the Group  totaled  59,037 GWh,  29,9% more than in 2012. These figures include electricity  purchased  from Itaipu  (8,374  GWh),  through the Eletricity Trading Chamber (Câmara de Comercializacao de Energia Elétrica, or CCEE)  and from  other companies (50,664GWh).

The energy traded in 2013 totaled 48,089 GWh, an amount 0,5% lower than traded in 2011, and 95,4% of that a (45,883GWh) was traded to final consumers, both captive and free.

 Total losses of energy in the core network in 2013 and distribution networks totaled  6,290GWh, which corresponds to 7.3 % of total resources and  0.4% less than the losses 2012 ( 6,317GWh).

The table below shows the breakdown of resources and power requirements by Cemig traded in the last two years:

CEMIG’S ELECTRIC ENERGY BALANCE (6)

(GWh)
	2013	2012	2011
RESOURCES	85,884	83,912	81,523
Electricity generated by CEMIG (1)	24,525	35,382	31.276
Electricity generated by auto-producers	841	1,100	997
Electricity generated by Ipatinga	243	309	308
Electricity generated by Barreiro	69	82	60
Electricity generated by Sá Carvalho	338	405	356
Electricity generated by Horizontes	76	54	53
Electricity generated by Cemig PCH	87	70	51
Electricity generated by Rosal Energia	261	249	251
Electricity generated by Amador Aguiar	406	656	580
Electricity bought from Itaipu	8,374	8,422	8,475
Electricity bought from CCEE and other companies (2)(3)	50,664	37,057	38,953

REQUIREMENTS	85,844	83,747	81,523
Electricity delivered to final consumers (4)	45,883	46,015	45,346
Electricity delivered to auto-producers	969	994	991
Electricity delivered by Ipatinga	243	309	308
Electricity delivered by Barreiro	81	97	100
Electricity delivered by Sá Carvalho	472	476	498
Electricity delivered by Horizontes	85	81	83
Electricity delivered by Cemig PCH	94	109	115
Electricity delivered by Rosal Energia	263	263	262
Electricity delivered to the CCEE and other companies	31,504	29,086	27,965
Losses	6,290	6,317	5,712

(1)                                 Discounting the losses attributed to generation (437 GWh in 2013) and the internal consumption of the generating plants.

Generation

According to Aneel, at December 31, 2013 we were the fifth largest electric power generation group in Brazil, by total installed capacity. On that date we were generating electricity at 64 hydroelectric plants, three thermoelectric plants and three wind farms, with total installed capacity of 7,038 MW.  Of this capacity, the hydroelectric plants had a total of 6,924 MW, the thermal plants 184 MW, and the wind farms 49 MW.  Eight of our hydroelectric plants had 76% of our installed electricity generation capacity in 2013.  In the year to December 31, 2013 we recorded expenses totaling R$ 242.06 million relating to transmission charge payments made to the National System Operator (ONS) and to transmission concession holders. See “The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

Transmission

We are engaged in the electric power transmission business, which consists of transporting electric power from the facilities where it broadcasted to the distribution networks for delivery to final users. We transport: (i) electricity produced at our own generation facilities; (ii) electricity that we purchase from Itaipu, and other sources; and (iii) the electricity of the national grid, and other concession holders. Our transmission network comprises power transmission lines with a voltage capacity equal to or greater than 230kV and is part of the Brazilian Grid regulated by the ONS. See “The Brazilian Power Industry”. On December 31, 2013, the  Cemig Generation and Transmission network consisted of approximately 1,352 miles of 500kV lines, 1,223 miles of 345kV lines, and 477 miles of 230kV lines located in Minas Gerais.

In compliance with IFRS 11 – Joint Arrangements, as from January 2013 Cemig no longer uses the proportional consolidation method to account for operations in which it holds joint control, but reports them all only by the equity method.

Distribution

Through Cemig Distribution, we have four distribution concession agreements in the State of Minas Gerais that grant us rights to supply electricity to consumers in that area, including consumers that may be eligible, under the legislation, to become Free Consumers (consumers with demand equal to or greater than 3 MW, or consumers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or small hydroelectric plants). The concession area of Cemig Distribution covers approximately 219,103 square miles, or 96.7% of the territory of the state. As of December 31, 2013, through Cemig Distribution, we owned and operated approximately 330,734 miles of distribution lines, through which we supplied  25,645GWh to approximately 7,781 million end-consumers. We are the largest group of power distribution in the country, with a prominent role in Minas Gerais and Rio de Janeiro by Cemig D and Light S.A (Light), serving more than 10 million consumers.

In 2013, a total of 19,445 GWh was carried and delivered by the electricity distribution system to the Free Consumers. The total amount of electricity supplied was 45,090 GWh, of which 50.4% was supplied to residential consumers, 21% to commercial consumers, 13.6% to other consumers, 15% to Free Consumers and 15.0% to industrial consumers.

Cemig has 26.06% stake in Light, which owns 100% interest in Light Electricity Services SA (Light SESA), which obtained in 2013, 25,717 GWh of total energy consumption in the concession area (captive customers + free customers’s transport), representing an increase of 2.9% over the year 2012. All classes contributed positively to this result, which was mainly influenced by the performance of the commercial class, which corresponds to 30.9% of the total market and grew by 4.5% over the year 2012.

Other Businesses

While our main business consists of the generation, transmission and distribution of electricity, we also engage in the following businesses: i) telecommunications through our consolidated subsidiary Cemig Telecomunicações S.A.; (ii) national and international energy solutions consulting business through our subsidiary Efficientia S.A.,; and(iii) exploitation of natural gas through six consortia, listed as follows: (a) Consórcio de Exploração SF-T-104, (b) Consórcio de Exploração SF-T-114, (c) Consórcio de Exploração SF-T-120, (d) Consórcio de Exploração SF-T-127, (e) Consórcio de Exploração REC-T-163, and (f) Consórcio de Exploração POT-T-603, formed with several partners; and (iv) sale and trading of electricity, structuring and intermediating purchases and sale transactions, buying and selling electricity in the Free Market through our wholly-owned subsidiaries Cemig Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A.

Revenue Sources

The following table shows the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Electricity sales to final consumers	12,597	13,691	12,522
Revenue from wholesale supply to other concession holders and PROINFA	2,144	1,689	1,504
Revenue from use of the basic electricity distribution system (TUSD)	1,008	1,809	1,771
Revenue from use of the transmission system	404	662	612
Indemnity transmission revenues	21	192	-
Construction revenues	975	1,336	1,232
Revenue from sale on the spot market	1,193	387	175
Other operating revenues	1,047	506	362
Tax on revenues	(4,762)	(6,135)	(5,785)
Total	14,627	14,137	12,393

Power Generation and Trading

Overview

The table below gives operational information on our generation plants at December 31, 2013:

	Installed capacity (MW)	Assured power level (1) (average MW)	Started operation	Installed capacity % of total	Expiry of concession or authorization	Cemig stake
Hydroelectric plants
Santo Antônio	113.90	113.98	2012	1.58%	June 2046	10%
São Simão	1,710.00	1,281.00	1978	23.94%	January 2015	100%
Emborcação	1,192.00	497.00	1982	16.68%	July 2025	100%
Nova Ponte	510.00	276.00	1994	7.14%	July 2025	100%
Jaguara	424.00	336.00	1971	5.93%	August 2013	100%
Miranda	408.00	202.00	1998	5.71%	December 2016	100%
Três Marias	396.00	239.00	1962	5.54%	July 2015	100%
Volta Grande	380.00	229.00	1974	5.32%	February 2017	100%
Irapé	399.00	210.7	2006	5.58%	February 2035	100%
Aimorés	161.70	84.28	2005	2.26%	December 2035	49%
Salto Grande	102.00	75.00	1956	1.43%	July 2015	100%
Funil	88.20	43.61	2002	1.23%	December 2035	49%
Queimado	86.63	47.85	2004	1.21%	January 2033	82.5%
Sá Carvalho	78.00	58.00	1951	1.09%	December 2024	100%
Rosal	55.00	30.00	1999	0.77%	May 2032	100%
Itutinga	52.00	28.00	1955	0.52%	July 2015	100%
Amador Aguiar I	63.5	41	2009	0.43%	August 2036	26.47%
Baguari	47.60	27.27	1960	0.32%	August 2041	34%
Camargos	46.00	21.00	2007	0.25%	July 2015	100%
Amador Aguiar II	55	34.68	1999	0.20%	August 2036	26.47%
Porto Estrela	37.33	18.60	2001	0.19%	July 2032	33.3%
Igarapava	30.45	19.72	1999	0.17%	December 2028	14.5%
Pai Joaquim	23.00	2.41	2004	0.14%	Abril 2032	100%
Piau	18.01	13.53	1946	0.13%	July 2015	100%
Gafanhoto	14.00	6.68	2001	0.13%	July 2015	100%
Cachoeirão	13.23	8.02	2008	0.18%	July 2030	49%
Paracambi	12.25	9.57	2012	0.17%	February 2031	49%
Pipoca	9.80	5.83	2010	0.13%	September 2031	49%
Peti	9.40	6.18	1946	0.13%	July 2015	100%
Poço Fundo	9.16	5.79	1949	0.13%	August 2025	100%
Tronqueiras	8.50	4.14	1955	0.12%	July 2015	100%
Joasal	8.40	5.20	1950	0.11%	July 2015	100%
Salto Voltão	8.20	6.63	2001	0.11%	October 2030	100%
Martins	7.70	2.52	1947	0.11%	July 2015	100%
Cajuru	7.20	3.48	1959	0.10%	July 2015	100%
São Bernardo	6.82	3.42	1948	0.09%	August 2025	100%
Paraúna	4.28	1.90	1927	0.06%	N/A	100%
Pandeiros	4.20	0.47	1957	0.06%	September 2021	100%
Paciência	4.08	2.36	1930	0.06%	July 2015	100%
Marmelos	4.00	2.88	1915	0.05%	July 2015	100%
Other PCHs (3)	18.75	9.35	N.A.	0.33%	N.A	N.A

	Installed capacity (MW)	Assured power level (1) (average MW)	Started operation	Installed capacity % of total	Expiry of concession or authorization	Cemig stake
Thermoelectric plants
Igarapé	131.00	71.30	1978	1.86%	August 2024	100%
Ipatinga	40.00	40.00	1986 (2)	0.57%	December 2014	100%
Barreiro	12.90	11.37	2004	0.18%	Abril 2023	100%
Wind farms
Praias de Parajuru	14.11	4.11	2012	0.20%	September 2032	49%
Praia de Morgado	14.11	6.47	2011	0.20%	December 2031	49%
Volta do Rio	20.58	9.02	2011	0.29%	December 2031	49%
Hydroelectric plants of Light
Fonte Nova	42.86	33.77	1940	0.49%	July 2029	32.47%
Paracambi	4.14	3.23	2012	0.06%	September 2031	16.56%
Ilha dos Pombos	60.77	37.34	1924	0.69%	July 2029	32.5%
Nilo Peçanha	123.4	108.77	1940	1.41%	July 2029	32.5%
Pereira Passos	32.44	16.56	1962	0.37%	July 2029	32.5%
Santa Branca	18.20	10.39	1999	0.21%	July 2029	32.5%
Cachoeira da Lixa	1.24	0.69	2008	0.21%	December 2033	8.38%
Colino 1	0.92	0.62	2008	0.16%	December 2033	8.38%
Colino 2	1.34	0.88	2008	0.23%	December 2033	8.38%
TOTAL	7,145.30	4,369.03	-	100%	-	-

(1) ‘Assured power level’ is a quantity calculated by the Mining and Energy Ministry to represent the long-term average output of a plant in practice, in accordance with studies by the Energy Research Company (Empresa de Pesquisa Elétrica or EPE). ‘Assured power level’ calculation takes into consideration factors such as reservoir capacity and connection to other power plants. Contracts with final consumers and other concession holders do not provide for levels of production higher than the Assured Power level. Mining and Energy Ministry Resolution 303/2004 defined as general criteria guaranteeing the supply, the amount of physical guarantee of developments of electric power generation. (2) Indicates the date of our acquisition.

(3) This refers to 17 Small Hydro Plants (‘PCHs’): Anil, Bom Jesus do Galho, Dona Rita, Jacutinga, Lages, Luiz Dias, Machado Mineiro, Pissarrão, Poquim, Rio de Pedras, Salto de Morais, Salto do Passo Velho, Salto do Paraopeba, Santa Luzia, Santa Marta, Sumidouro and Xicão.

Cemig’s market comprises sales of electricity to:

(i)                         Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(ii)                      Free Consumers both in the State of Minas Gerais and other States of Brazil, through the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)                   other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(iv)                  Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)                     the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) ( – eliminating transactions between companies of the Cemig Group).

The total volume of transactions in electricity in 2013 was 61,521,275 MWh, an increase of 3.25% from the total of 59,584,009 MWh in 2012.

Generation Assets

On December 31, 2013 the subsidiaries and jointly-controlled subsidiaries of the Cemig Group holding company (Companhia Energética de Minas Gerais – Cemig) operated generation capacity totaling 7,145.3 MW, in 64 hydroelectric plants, 3 thermal plants and 3 wind farms, corresponding respectively to 6,912.4 MW, 183.9 MW and 48.8 MW. These figures make the Cemig Group the third largest generating group in Brazil by generating capacity. Its effective average output in 2013 was 4,369 MW.

In line with Cemig’s growth strategy, the group’s total installed generation capacity has grown constantly over the last five years.

Light has total installed generation capacity of 285 MW, and effective average output of 212 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states of Brazil to operate certain of our generation facilities and to hold the related concessions:

Cemig Generation and Transmission S.A., — As of December 31, 2013, we have electricity generation capabilities in 47 hydroelectric plants, one thermoelectric plant and three wind farms, which totals a generation capacity of 6,518 value of which hydroelectric plants accounted for 6,339 MW, thermoelectric plants accounted for 131 MW and wind farms accounted for 48.8 MW.

We inform that the share holdings below refer to the March31th, 2014, check the chart of Cemig Group in the 4,2 section of this form.

In addition to our own plants, Cemig Generation and Transmission participates in the following consortia:

•                  Baguari Hydroelectric Power Plant — Participation of 49% of Baguari Energia S.A. and 51% of Baguari I Electric Power Generation (Neoenergia). In Baguari Energia SA, we have 69,39% stake as a partner and Furnas Central Electric SA with 30,61%.

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

•      Porto Estrela Hydroelectric Plant — We have a 33.3% interest in this enterprise and our partners are Vale S. A. (33.3%) and Companhia de Tecidos Norte de Minas — Coteminas (33.3%).

•                  Tapajós — We have an 11.11%  interest in this enterpriseand our partners are Eletrobrás (11.11%), Eletronorte (11.11%), CCCC S.A. (11.11%), EDF (11.11%), Copel GT (11.11%) Endesa (11.11%) GDF Suez (11.11% and Neoenergia (11.11%).

•                  Cosama– We have an 49%  interest in this enterprise and our partner, CPFL Energia SA Generation, 51%.

•                  Davinópolis Hydroelectric Plant– We have an 49% interest in this enterprise and our partner, Neoenergia, has the remaining 51%,

•                  Água Limpa Hydroelectric Plant - We have a 49% interest in this enterprise and our partner, Ligth Energy, has the remaining 51%.

•                  Hydroelectric Itaocara – We have a 49% stake in the enterprise and our partner, Itaocara Energy Ltd, owns the remaining 51%.

The generation companies in which Cemig GT has joint participation are:

•             Baguari Energia S.A. (69.39%) – We operate the Baguari Hydroelectric Plant, through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant, in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica

•             Hidrelétrica Cachoeirão S.A. (49%) – An independent power producer, operating the Cachoeirão small hydroelectric power plant, located at Pocrane, in the state of Minas Gerais. The other 51% is held by Santa Maria Energética.

•             Hidrelétrica Pipoca S.A. (49%) – An independent power producer which built and operates the Pipoca Small Hydro Plant, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the state of Minas Gerais.  On July 8, 2013, Aneel agreed to the transfer of stockholding control from Omega Energia Renovável S.A. to a holding company, Asteri Energia S.A.

•             Madeira Energia S.A (10%) – This company (‘Mesa’) owns 100% of Santo Antônio Energia S.A., generating electricity in the basin of the Madeira river in the state of Rondônia.

•             Central Eólica Praias de Parajuru  (49%) – A beach-located wind farm at Beberibe, in the state of Ceará, in Northern Brazil.

•             Central Eólica Praias do Morgado (49%) – Also located on a Northern Brazilian beach, this wind farm is at Acaraú, in Ceará state.

•             Central Eólica Volta do Rio (49%) – This is the third of a group of three beach-located wind farms in Ceará, and is also in the municipality of Acaraú.

•             Amazônia Energia Participações S.A. (49% of voting stock, 74.5% of total capital) – Owned jointly with Light S.A (25.5%), holds 9.77% of Norte Energia S.A., holder of the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu river, in the state of Pará. The first rotor is planned to start operation in February 2015.

•             Lightger S.A. – Independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% stockholding is owned by Light.

The following are other companies in which Cemig (the holding company, Companhia Energética de Minas Gerais – Cemig), owns 100% of the equity:

•             Usina Térmica Ipatinga S.A. – An independent power producer providing thermally generated supply, at the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.), using blast furnace gas as fuel.

•             Cemig PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectric power plant.

•             Horizontes Energia S.A. – An independent power producer, operating the  Machado Mineiro and Salto do Paraopeba small hydroelectric plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectric plants, in the state of Santa Catarina.

•             Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the states of Rio de Janeiro and Espírito Santo.

•             Usina Termelétrica Barreiro S.A. – An independent power producer which built and operates the 12.9-MW Barreiro thermoelectric plant, on the premises of the metal products company V&M do Brasil S.A. (Vallourec & Mannesmann), in Belo Horizonte, Minas Gerais.

•             Cemig Capim Branco Energia S.A. – An independent producer, operating the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built in consortium with private-sector partners. It is owned, indirectly, 26.47% by Cemig, 60.89% by the mining company Vale S.A. and 12.63% by the metals company Votorantim Metais Zinco S.A. (VMZ).

The holding company (Companhia Energética de Minas Gerais – Cemig) also has interests in jointly-controlled subsidiaries that operate generation assets. These include:

•             Light S.A (26.06%) – Owns 25.5% of Amazônia Energia Participações S.A, 51% of Lightger S.A, 100% of Itaocara Energia Ltda.  Light Energia S.A. has investment in several jointly-controlled subsidiaries – for example 51% of Guanhães Energia S.A.; and 32.23% of the voting stock and 21.86% of the total stock, of Renova Energia S.A.

•             Parati S.A Participações em Ativos de Energia Elétrica – Cemig owns 50% of the voting stock and 25% of the total capital of Parati, which owns 96.81% of Redentor Energia S.A.

Wind Farms

Wind farms are becoming an important means of power generation for the near future. Besides its reduced environmental impact, this energy source is completely renewable and widely available in Brazil, according to recent prospective studies. Also, its fast technical development during recent decades resulted in a lower cost per MWh, compared to other means of power generation, CEMIG is monitoring the accelerated evolution of wind-based power generation and its inclusion in the Brazilian energy portfolio.

Our first wind farm, Morro do Camelinho, began operating in 1994. It is located in Gouveia, a town in northern Minas Gerais. This project is the first wind farm in Brazil to be connected to the national electricity transmission grid. With a total generation capacity of 1 MW, Morro do Camelinho was built through a technical and scientific cooperation agreement with the government of Germany. Taking into account the experimental nature of the facility, and the fact that the equipment used is now obsolescent, Cemig applied to Aneel for permission to de-activate the plant, which was granted on September 2, 2010. On August 15, 2009, Cemig Generation and Transmission’s purchased from Energimp S.A. a 49% interest in three wind farms located in the State of Ceará, for the amount of R$223 million. The three wind farms, named  UEE Praia do Morgado, UEE Praias de Parajuru and  UEE Volta do Rio, have a total installed capacity of 99,6 M.

Central Eólica Praias de Parajuru S.A. is located in the city of Beberibe, in the State of Ceará. The commercial operation started in August 2009. All of its generation, totaling 73,525 MWh in 2013, has been sold to Eletrobras, under the Proinfa Program for a period of 20 years.

Central Eólica Praia do Morgado S.A. is located in the city of Acaraú, in the State of Ceará. The commercial operation started in May 2010. All its generation, totaling 59,117 MWh in 2013, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

Central Eólica Volta do Rio S.A. is located in the city of Acaraú, in the State of Ceará. The commercial operation started in September 2010. All its generation, totaling 83,786 MWh in 2013, has been sold to Eletrobrás, under the Proinfa Program for a period of 20 years.

This chart shows the majority of our electricity generation companies, including their subsidiaries and affiliated companies:

Expansion of Generation Capacity

We are currently involved in the construction of six hydroelectric power plants – Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré, Santo Antônio and Belo Monte – which will increase  our total hydroelectric generation capacity by 1,280 MW over the next 6 years. The following is a brief description of these projects, the completion of which is subject to various contingencies, some of which are beyond our control:

SPE Guanhães Energia S.A.:  Construction and commercial operation of 4 Small Hydroelectric Plants (Referred to as PCHs, for Pequenas Centrais Hidrelétricas, or SHPs): three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the county of Dores de Guanhães; and one, Fortuna II, is in the counties of Virginópolis and Guanhães, all in Minas Gerais State. They have will have aggregate installed capacity of 44 MW. Senhora do Porto and Dores de Guanhães are scheduled to produce their first power in the third quarter of 2014 (3Q14). Jacaré is expected to start generation in fourth quarter 2014 (4Q14); and Fortuna II in first quarter 2015 (1Q15). The concessions for these plants expire as follows: for Fortuna II, in December 2013; for Dores de Guanhães in November 2032; and for Senhora do Porto and Jacaré in October 2032. Up to December 31, 2013 Cemig GT had subscribed capital totaling R$ 67,427,822.00 in the project, in proportion to its holding of 49% in this enterprise. The company is jointly-controlled: Light Energia owns the remaining 51%.

Four wholly-owned subsidiaries of Guanhães Energia S.A. were created in March 2013. They are named PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A. These new special-purpose companies will be responsible for construction and commercial operation of each of these PCHs after Aneel approves the transfer of ownership, expected to take place in March 2014.

Madeira Energia S.A. – Mesa is a special-purpose company created to build, operate and maintain the Santo Antônio hydroelectric plant, in the basin of the Madeira River, in the extreme Northwest of Brazil. This facility will have generating capacity of 3,150 MW. The Santo Antônio hydroelectric plant began operating in March 2012, nine months ahead of its original schedule. Cemig GT (Generation and Transmission) has a 10% interest in Mesa. On December 31, 2013 the value of the property, plant and equipment assets proportional to Cemig GT’s equity ownership in this indirect subsidiary was R$ 1,86 billion.

Norte Energia S.A. – Nesa: Since October 2011 Cemig GT has owned 74.5% of the special-purpose company Amazônia Energia Participações S.A., in partnership with Light Energia, which owns the remaining 25.5%. Amazônia Energia in turn holds 9.77% of Norte Energia S.A., another special-purpose company, which holds the concession to build, operate and maintain the Belo Monte Hydroelectric Plant. At the end of December 2013 the plant was approximately 43% complete. It is located on the Xingu river, in the Amazon Region, in the North of Brazil. When it is completed – scheduled for January 31, 2019 – it will have full capacity of 11,233 MW, and will be one of the largest hydroelectric plants in the world. By the end of 2013 the Brazilian Development Bank (BNDES), together with the Federal Savings Bank (Caixa Econômica Federal, ‘CEF’, or ‘Caixa’) and the investment bank BTG Pactual, financiers of the enterprise through a loan planned to total R$ 22.5 billion, had released a total of R$ 9,82 b billion for its construction. Also by the end of 2013, Cemig had injected approximately R$ 313 million in this enterprise, equal to about 71.2% of the total planned to be subscribed for its equity interest, by 2016. Belo Monte is expected to produce its first power output in February 2015.

The UHE Itaocara Consortium:  Since 2008, Cemig GT has held a 49% interest, with Itaocara Energia Ltda., a special-purpose company owned by Light S.A. (holder of 51%), in this consortium the object of which is to build and operate the Itaocara power plant, a 151-MW small hydro plant, to be built on the Paraíba do Sul river, between the municipalities of Itaocara and Aperibé, in Rio De Janeiro State. However, the reduction in the effective period of the original concession, and the impossibility of taking part in auctions in the regulated market, led the Consortium to apply for rescission of Concession Contract Nº 012/2001 – a procedure that was made permissible by Law 12,893/13 of July 9, 2013. The Itaocara hydro plant: A new auction will be held for the concession to operate the Itaocara hydroelectric plant, and the consortium described below is planning to participate in that auction.

Transmission

Overview

Our transmission business mainly consists of the transfer of electricity from generation power plants to consumer agents directly connected in the basic transmission grid, final consumers and distribution companies. The transmission system is comprised of transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

Our usage of the basic transmission grid by connected generation power plants and distribution systems and electricity purchases from Itaipu and others suppliers requires us to pay scheduled rates to the  ONS, and owners of different parts of the basic transmission grid, See “-The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

The following tables set forth certain operating information pertaining to our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles
	As of December 31
Voltage of Transmission Lines	2013(1)	2012	2011
>525 kV	-	40	55
500 kV	1,352	3,042	3,155
440 kV	-	135	177
345 kV	1,222	1,286	1,223
230 kV	477	1,343	1,197
Total	3,051	5,847	5,807

	Transformation Capacity(2) of Transmission Substations
	As of December 31
Voltage of Transmission Lines	2013(1)	2012	2011
Number of transmission substations (3)	36	60	60
MVA	16,983	18,834	18,438

(1)              In compliance with IFRS 11 – Joint Arrangements, as from January 2013 Cemig no longer uses the proportional consolidation method to account for operations in which it holds joint control, but reports them all only by the equity method.

(2)              Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

(3)              Does not consider the shared substations.

Transmission Assets

The Montes Claros–Irapé line (Companhia Transleste de Transmissão) – In September 2003, a consortium comprising Alusa (Companhia Técnica de Engenharia Elétrica – Alusa), with 41% interest, Furnas (with 24% interest), Orteng (Orteng Equipamentos e Sistemas S.A.)(10%) and Cemig (with 25%), won the bid for the concession, from Aneel, for the Montes Claros–Irapé Transmission Line. As required by the tender rules, the partners formed a company, Companhia Transleste de Transmissão S.A., responsible for construction and operation of the line. This 345-kV transmission line, of about 87 miles, connects the substation at Montes Claros, a city in the North of Minas Gerais, with the substation of the Irapé hydroelectric plant. The line began operating in December 2005. The concession expires in February 2034. On October 9, 2013, Aneel consented to transfer of the 10% interest held by Orteng Equipamentos e Sistemas S.A. to Amazonense de Transmissão de Energia S.A – EATE.

The Itutinga–Juiz de Fora Transmission Line (Companhia Transudeste de Transmissão) – In September 2004 a consortium formed by Alusa, Furnas, Orteng and Cemig – respectively owning 41%, 25%, 10% and 24% – won the bid for the concession from Aneel for the Itutinga–Juiz de Fora transmission line. As required by the tender rules, the partners formed a company, Companhia Transudeste de Transmissão S.A., which is responsible for construction and operation of the line. This 345-kV transmission line, of approximately 90 miles, links the substation of the Itutinga hydroelectric plant to a substation at Juiz de Fora, a city in the Southwest of Minas Gerais. Commercial operation started in February 2007. The concession expires in March 2035. On October 9, 2013 Aneel consented to transfer of the 10% interest owned by Orteng Equipamentos e Sistemas S.A. to EATE.

The Irapé–Araçuaí Transmission Line (Companhia Transirapé de Transmissão) – In November 2004 a consortium made up of Alusa, Furnas, Orteng and Cemig, holding respectively 41%, 24,5%, 10% and 24.5%, won the bid for the concession from Aneel for the Irapé–Araçuaí transmission line. As required by the tender rules, the partners constituted a company, Companhia Transirapé de Transmissão S.A., which has the responsibility for building and operating the line. This 230-kV line, of approximately 39 miles, connects the substation of the Irapé Hydroelectric Plant to a substation in Araçuaí, a city in the Northwest of Minas Gerais. Commercial operation began in May 2007 and the concession expires in 2035, On October 9, 2013 Aneel consented to the transfer of the 10% interest owned by Orteng Equipamentos e Sistemas S.A. to Empresa Amazonense de Transmissão de Energia S.A – EATE.

The Furnas–Pimenta Transmission Line (Companhia de Transmissão Centroeste de Minas) – In September 2004 a consortium formed by Furnas and Cemig, respective holding 49% and 51%, won the bid for the concession of the Furnas–Pimenta transmission line. As required by the tender rules, the partners formed a company, Companhia de Transmissão Centroeste de Minas S.A., which is responsible for the construction and operation of the transmission line. This 345-kW transmission line, of approximately 39 miles, connects the substation of the Furnas hydroelectric plant to a substation at Pimenta, a city in the Center-West region of Minas Gerais. It began commercial operation in March 2010. The concession expires in March 2035.

The Charrúa–Nueva Temuco Transmission Line in Chile (Transchile) – In April 2005 a consortium of Alusa and Cemig (51% and 49% respectively) won the tender held by the Centro de Despacho Económico de Carga del Sistema Interconectado Central, or CDEC–SIC, of Chile, to build, operate and maintain the 220-kV Charrúa–Nueva Temuco transmission line for a period of 20 years. This was a landmark in Cemig’s history, since it was the Company’s first asset outside Brazil. With Alusa, we incorporated Transchile Charrúa Transmisión S.A., an SPC created in Chile, which was responsible for the construction and now operates the line. The line is around 127 miles, connecting the substations of Charrúa and Nueva Temuco in the central region of Chile. We began the project in June 2005; construction began in April 2007. On July 18, 2007 Transchile Charrúa Transmisión S.A. signed a project finance contract for US$51 million with the InterAmerican Development Bank (IADB) for construction of the line and substations. Commercial operation began in January 2010.

TAESA: In 2013, Taesa absorbed several companies in the group, in which it had 100% holdings and where absorption would provide economic gains and simplify stockholding structure. This took place in January 2013 for the wholly-owned subsidiaries Sul Transmissora de Energia S.A. (STE), ATE Transmissora de Energia S.A. (ATE) and Nordeste Transmissora de Energia S.A. (NTE); and in June 2013 for ATE II. On May 31 the transfer to Taesa of the totality of the stockholding interests held by Cemig in the share capital of the transmission concession holders of the TBE Group was completed. On October 17, 2013 the purchase was completed, by the affiliated company EATE, of the 10% stockholding interests held by Orteng in each of: (i) Companhia Transleste de Transmissão, (ii) Companhia Transirapé de Transmissão and (iii) Companhia Transudeste de Transmissão. On  December 13, 2013, Taesa won the bid for Lot A of Aneel Auction 013/2013, and as a result constituted Mariana Transmissora de Energia S.A. (MTE) – to operate a 30-year concession to operate this 85-km, 500-kV transmission line in Minas Gerais, which links the Itabirito 2 and Vespasiano 2 substation, which belong to Cemig. On March 31, 2014 Cemig owned 42.38% of the voting stock of Taesa and 43.36% of its total capital. The subsidiaries and holdings in them are as follows:

•                  100%                                                                ATE III Transmissora de Energia S.A

•                  49.98%                                                      Empresa Amazonense de Transmissão de Energia S.A. – EATE

o                 80%                                   Lumitrans Cia. Transmissora de Energia Elétrica

o                 80%                                   STC-Sistema de Transmissão Catarinense S.A.

o                 51%                                   Empresa Brasileira de Transmissão de Energia S.A (Taesa owns the other 49%)

•                  19.09%                                                      Empresa Catarinense de Transmissão de Energia S.A.

o                 100%                            Empresa de Transmissão Serrana S.A

•                  49.99%                                                      Empresa Norte de Transmissão de Energia S.A.

•                  49.99%                                                      Empresa Regional de Transmissão de Energia S.A.

•                  49.98%                                                      Empresa Paranaense de Transmissão de Energia S.A.

o                 100%                            Empresa de Santos Dumont de Energia S.A.

•                  100%                                                                São Gotardo Transmissora de Energia S.A.

•                  38.6645%                                        Brasnorte Transmissora de Energia S.A.

•                  52.58%                                                      Empresa de Transmissão do Alto Uruguai S.A.

•                  99.99%                                                      Mariana Transmissora de Energia S.A.

This chart illustrates the transmission assets of the Cemig Group:

Expansion of Transmission Capacity

Empresa de Transmissão Serrana S.A. – This is a special-purpose company created in January 2012 by ECTE, a jointly-controlled company owned by Taesa (with a 19.09% interest), Alupar Investimento S.A. (42.51%), Centrais Elétricas de Santa Catarina S.A. (30.89%) and MDU Resources Luxembourg II LLC, S.à.r.l. (7.51%). It was formed to build and operate two substations: the 525/230 kV Abdon Batista substation, with transformation capacity of 1,568 MVA; and the 230/138kV Gaspar 2 substation, with 300 MVA capacity, both in the state of Santa Catarina. ECTE won the concession at Aneel Auction 006 of 2011. The purpose of the substation is to connect the Garibaldi and São Roque power plants to the Brazilian National Grid, and expand the supply of electricity in the Itajaí Valley region. Works are scheduled for completion by May 2014.

Empresa Santos Dumont de Energia S.A. (‘ESDE’) – This is a special-purpose company created in November 2009 by ETEP, a jointly-controlled company owned by Taesa (49.98%) and Alupar Investimento S.A. (50.01%), to build and operate two facilities in the state of Minas Gerais: the 345/138 kV Santos Dumont 2 substation, with transformation capacity of 375 MVA; and a -88/+100 Mvar Static Var Compensator. ESDE won the concession at Aneel Auction 001/2009. The 345 kV and 138 kV works were completed in February 2013; the SVC was completed in January 2014.

São Gotardo Transmissora de Energia S.A. – Taesa was awarded the concession (Lot E) to build, operate and maintain the 345/138 kV São Gotardo 2 substation (300 MVA), in Minas Gerais, in June 2012, at Aneel Auction 005/2012, representing Annual Permitted Revenue (Receita Anual Permitida, or RAP) of R$ 3.8 million. The works are expected to be completed in 2014.

The Itabirito 2–Vespasiano 2 Transmission Line – Taesa was awarded this concession (Lot A) at Aneel Auction 013/2013 in December 2013 – to build, operate and maintain the 52-mile, 500-kV Itabirito 2–Vespasiano 2 transmission line, in Minas Gerais. Annual Permitted Revenue (RAP) is R$ 11 million. The works are scheduled for completion in 2017.

Distribution and purchase of electric power

Overview

Our distribution operation consists of transfers of electricity from distribution substations to final consumers, Our distribution network comprises a widespread network of overhead and underground lines and substations with voltages lower than 230 kV, We supply electricity to small industrial consumers at the higher end of the voltage range and residential and commercial consumers at the lower end of the range.

From January 1, 2013 through December 31, 2013, we invested approximately R$883,9 million in construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

	Circuit length of distribution lines in miles – High voltage (from distribution substations to final consumers)
	At December 31,
Voltage of distribution lines	2013	2012	2011
161 kV	34.2	34.2	34.
138 kV	7,271.7	7,158.5	7,073.3
69 kV	3,088.9	3,059.9	3,009.9
34,5 kV + Others	609.4	593.4	593.4
Total	10,698	10,846.0	10,710.8

	Circuit length of distribution lines in miles - Medium and low voltage (from distribution substations to final consumers)
	At December 31,
Voltage of distribution network	2013	2012	2011
Overhead urban distribution lines	60,682.25	58,109.26	56,931.30
Underground urban distribution lines	426.90	426.97	426.90
Overhead rural distribution lines	241,122.49	239,381.83	234,785.00
Total	302,222.04	297,864.46	292,143.20

	Step-down transformation capacity(1) of distribution substations
	At December 31,
	2013	2012	2011
Number of substations	373	370	366
MVA	9,365.6	9,178.1	8,623.6

(1) Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. For the next five years, we anticipate an increase of approximately 1.22 million new urban consumers and 45,000 rural consumers. In order to accommodate this growth, we expect that we will need to add 143,867 medium-voltage poles, 502 miles of transmission lines and 11 step-down substations, adding 756 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2013, we purchased 8,374 GWh of electricity from Itaipu, which represented approximately 27,4% of the electricity we sold to final users, and 647 GWh (2,1%) of electricity from Proinfa, we also purchased 1,106 GWh from contracts of  Nuclear Energy Quotas (CCEN, 3,6%) and 7,257 GWh of electricity from contract of Assured Energy Quotas (CCGF, 23,8%). In addition of this compulsory purchase, we have  other two types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 37,5% of the electricity purchased for resale during the year ended December 31, 2013,and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 5,6% of the electricity purchased in 2013.

Itaipu – Itaipu is one of the largest operating hydroelectric plants in the world, with an installed capacity of 14,000 MW. Centrais Elétricas Brasileiras S.A., or Eletrobrás, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay, Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the electricity generated by Itaipu that is not consumed by Paraguay, Brazil generally purchases more than 95% of the electricity generated by Itaipu.

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu, in accordance with the Law 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. Aneel enacted Resolution 1386/2012 defined the percentage of the quotes of Cemig Distribution to purchase 13,31%, of the total amount of electricity purchased by Brazil from Itaipu during 2013, at rates fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the interconnected power system. These rates have been above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers, According to our concession agreement, increases in the supply rates may be transferred to the final consumer upon approval by Aneel.

Since 2007, Aneel publishes at the end of each year the amount of electricity to be purchased from Itaipu by each of the electric power distribution companies for the following year, as a guidance for the five subsequent years. Based on this, the distribution companies can estimate their remaining energy needs in advance of the next public auctions.

Contract of Nuclear Energy Quotas – CCEN: are contracts that formalize the purchase of energy and power as established in Law No. 12,111/2009 and REN n ° 530/2012 among distributors and Electronuclear for the energy produced by the Angra I and Angra II plants.

Contract of Assured Energy Quotas – CCGF: by Decree No, 7,805/2012 the regulation of MP 579/2012 occurred and the establishment of contractual arrangements governing the hiring of energy and power from the plants whose concessions were extended under the law 12,783/2013.

Auction Contracts – We purchased electricity in public auctions at the CCEE. These contracts were formalized between CEMIG and the several sellers in accordance with the terms and conditions established in the invitation to bid. The following table sets forth the amounts of electricity contracted, average original tariff and prices related to the CCEAR contracts arising from the electricity acquired by CEMIG. See “–The Brazilian Power Industry” for more information on CCEE and CCEAR.

Average Tariff(R$/MWh))	Electricity Contracted (MW — average per year)	Term of the Contract
57,51	530,17	2005 to 2012
67,33	919,14	2006 to 2013
83,13	105,47	2008 to 2015
79,99	18,15	2012 to 2014
106,95	4,47	2008 to 2037
132,27	35,31	2008 to 2022
114,2	3,16	2009 to 2038
126,77	60,41	2009 to 2038
129,26	40,36	2009 to 2023
132,39	31,02	2009 to 2023
115,05	91,77	2010 to 2039
134,99	20,12	2010 to 2039
121,81	88,98	2010 to 2024
138,85	61,23	2010 to 2024
134,67	431,17	2010 to 2024
120,86	24,71	2011 to 2040
137,44	23,24	2011 to 2025
128,42	63,89	2011 to 2025
129,14	56,57	2012 to 2041
128,37	126,34	2012 to 2026
78,87	122,83	2012 to 2041
77,97	457,75	2015 to 2044
102,00	52,76	2014 to 2044
80,10	336,40	2014 to 2033
99,48	46,80	2015 to 2044
67,31	136,73	2015 to 2044
129,70	25,09	2016 to 2035
117,51	16,27	2018 to 2047
135,58	19,30	2018 to 2037
96,28	16,41	2018 to 2047
119,03	30,90	2018 to 2037
133,75	2,26	2018 to 2042

Bilateral Agreements – Cemig Distribution entered into bilateral agreements with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2013. Cemig Distribution purchased 1,711 GWh pursuant to these agreements, which represented 5,6% of the total electricity purchased by Cemig Distribution during 2013.

Other Businesses

Natural Gas Distribution

Gasmig was established in Minas Gerais, Brazil, in 1986 for the purpose of developing and implementing the distribution of natural gas in Minas Gerais. CEMIG holds approximately 59,57% of Gasmig while Petrobras, through its subsidiary Gaspetro–Petrobras Gas S.A., holds 40%. The remaining shares are owned by the city of Belo Horizonte, In July 1995, the State Government granted Gasmig an exclusive 30-year concession (from January 1993) for distribution of natural gas covering the entire State of Minas Gerais and consumers located within it. Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil, liquefied petroleum gas (LPG), and wood. In 2013, Gasmig supplied approximately 4,08 million cubic meters of natural gas per day to 1,484 consumers in thirty cities: 112 large and medium-sized industrial plants, 154 small industrial plants and commercial consumers, 73 retail distribution stations supplying vehicle natural gas (VNG), 2 thermoelectric electricity generation plants, 8 distributors of compressed natural gas (CNG), and 1,137 homes. In 2013 Gasmig distributed approximately 6,07% of all natural gas distributed in Brazil.

Gaspetro acquired its 40% equity interest in Gasmig under an Association Agreement dated August 25, 2004, between CEMIG, Gasmig, Gaspetro and Petrobras. Under the terms of the Association Agreement, Petrobras agreed to make investments to expand the capacity of the current pipelines connected to Gasmig’s distribution network and to build new pipelines, and CEMIG and Gaspetro agreed to fund Gasmig’s capital expenditure plan to expand its distribution network.

The transaction was implemented on December 15, 2004 when Petrobras, through its subsidiaries Gaspetro and TSS, concluded its acquisition of a 40% equity interest in Gasmig. On July 26, 2006, TSS was merged into Gasmig. As a condition for that investment, Petrobras and CEMIG entered into a Shareholders’ Agreement in which CEMIG agreed with Petrobras and its subsidiaries to share in the management of Gasmig.

Today Gasmig serves the following regions of the State of Minas Gerais: Greater Belo Horizonte (the Metropolitan Region), the Rio Doce (Vale do Aço), the South of Minas (the Sul de Minas region), the Zona da Mata (in the southeast of the State), and the historic Campos das Vertentes region – in all of them supplying the industrial, commercial, automotive and residential markets, and thermoelectric power plants.

The gas supply contracts have been renegotiated for better adaptation to the volume of the Minas Gerais market and to adopt the prices policy used by Petrobras for the whole of the volume acquired. The contracts are for 20 years, to 2030, to supply up to 5,0 million m³/day – further to the contracts for supply to the thermoelectric generation plants, which total 1,6 million m³/day, effective up to 2022.

The sales tariffs consist of a full pass-through of the cost of the acquisition of the gas, plus the distribution cost (margin) and taxes.

Capital expenditure in 2012 and 2013, totaling R$ 98,34 million, was focused on expansion and densification of the existing networks, with a focus on serving the residential market.

Many energy-intensive industries, such as cement, steel, ferro-alloys and metallurgical plants, operate at significant volume in Minas Gerais. We estimate that the total demand for natural gas in Minas Gerais in 2014 will be approximately 4.27 million m3 of gas per day, Gasmig’s principal strategy is expansion of its distribution network to cover the part of demand that has not yet been met, Gasmig dedicates efforts to development of new projects for expansion of its natural gas distribution system, to supply consumers in other areas of Minas Gerais, especially those that are densely industrialized. The first phase of the service to the Vale do Aço region was completed with the supply of gas by Gasmig to three industrial companies there, in 2006.  In that first phase Gasmig was distributing an average volume of approximately 200,000 cubic meters of natural gas per day. The second phase, begun in 2009 and completed in 2010, added 155 miles to Gasmig’s networks, and approximately one million cubic meters of gas per day to Gasmig’s market by the end of 2012, In 2010 Petrobras expanded the capacity of the gas pipeline that transports natural gas from the Campos basin oilfield (off the coast of Rio de Janeiro State).

The funding to finance the expansion came mainly from its own cash flows and also from loans from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES).

Through a structuring project, in 2013 Gasmig began to serve the municipalities of Governador Valadares and Itabira, from a facility to supply compressed natural gas (CNG) in the municipality of Ipatinga.

Natural Gas Exploration

Cemig, in partnership with other companies, won in the 10th Brazilian Round, promoted by the National Agency of Oil, Natural Gas and Biofuels (Agencia Nacional do Petróleo, Gás Natural e Biocombustíveis) – ANP, in December 2008, the concession rights for natural gas exploration in 4 blocks in the São Francisco Basin, 1 block in the Recôncavo Basin, and 1 block in the Potiguar Basin, located in the states of Minas Gerais, Bahia and Rio Grande do Norte, respectively.

Block POT-T-603 in the Potiguar Basin was given back to ANP after the conclusion of all planned activities, which demonstrated the absence of hydrocarbon that could be commercially produced.

Cemig has a stake in the following consortia:

–                 Blocks SF-T-104 and SF-T-114 (São Francisco Basin): Cemig (24.5%), Codemig (24.5%) and Imetame (51%);

–                 Blocks SF-T-120 and SF-T-127 (São Francisco Basin): Cemig (24.5%), Codemig (24.5%), Cemes (51%), being the last a company composed by Imetame, Sipet and Orteng;

–                 Block REC-T-163 (Recôncavo Basin): Cemig (24.5%), Codemig (24.5%) and Imetame (51%).

The activities committed in the concession agreement are on the way, and include geological studies to assess the real potential to produce natural gas in the region. Those studies encompass seismic acquisition, surface geochemical survey, drilling of exploratory wells, rock petrophysical evaluation, among others, CEMIG’s projected investment is not expected to exceed R$ 30 million in the exploratory phase.

At the end of the exploratory phase the consortia will decide to move on to the development and production phase, if previous assessment demonstrates that the resources eventually identified have technical and economic feasibility for production.

Telecommunications, Internet and Cable Television

On January 13, 1999, Cemig Telecomunicações S.A., or Cemig Telecomunicações, was incorporated in Minas Gerais, Brazil, as a joint venture with AES Força Empreendimentos Ltda., an affiliate of AES Corporation Group, Currently, we own an equity interest of 99,9% in the capital stock of Cemig Telecomunicações.

Cemig Telecomunicações started its business operations in January 2001. The main telecommunication services provided by Cemig Telecomunicações S.A. through its network are signal transportation and access, both for point-to-point and point-to-multipoint applications, delivered mainly to telecommunications operators and Internet service providers on a clear channel basis.

Cemig Telecomunicações provides the network for cable television signal transport service in 11 cities in Minas Gerais pursuant to a 15-year service agreement, amended to, among others, expand its terms for another 20 years that expires onMay 16, 2035, with Brasil Telecomunicações, and Minas Cabo. Additionally, the Company has a similar contract with OiTV, which expires in 2015. All these companies are concession holders to provide cable television and Internet service in certain cities in Minas Gerais, under which Cemig Telecomunicações allows them to use its network infrastructure. In return, Brasil Telecomunicações and Minas Cabo are obligated pay a monthly fixed fee to Cemig Telecomunicações, according to a contract amendment made in 2013, and OITV pays per kilometer of the network used.

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

In 2013 Cemig Telecomunicações inaugurated offices in Salvador (Bahia), Gioânia, (Goiás), Recife (Pernambuco), where the Company is deploying telecommunications network, expanding its operation into those States. Also, network expansion investiments are planned in the following states: Rio de Janeiro, Rio Grande do Norte, Ceará, Maranhão, Alagoas, Paraíba, Sergipe, Distrito Federal e Tocantins.

CEMIG Telecomunicações, through Ativas Data Center S.A., an affiliated company, provides IT infrastructure services, such as hosting, colocation, database storage, information security (InfoSec) professional services, and access sell and internet bandwidth connectivity. The Data Center construction, classified as a “Tier III” category (Uptime Institute), was concluded on January, 2011.

Consulting and Other services

In 2013 Efficientia signed contracts with clients in the industrial and services sectors for implementation of the following projects for modernization of systems of illumination, photovoltaic generation and co-generation:

•                              KDB: Replacement of the industrial illumination system (expected savings of 419MWh/year), Investment:  R$ 336,161.00

•                              Fapemig: Development and implementation of a Photovoltaic Solar Generation Plant (for planned output of 219 MWh/year), Investment:  R$ 842,751.00

•                              Patense: Co-generation from industrial process steam (expected savings of 12,745 MWh/year), Investment: R$ 16,000,000.00

Over recent years Efficientia has carried out several service contracts for clients in the sugar-alcohol sector that were setting up or expanding their plants in Minas Gerais.

The plan for connection of the Santa Vitória thermoelectric generation plant was completed in 2013, for execution in 2014. This thermal plant will be able to generate up to 20 MW from sugar cane bagasse.

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

According to Cemig’s Electric Energy Balance table, Cemig’s Distribution total energy losses in 2013 were 6,290 GWh and decreased 0,43% from 2012 (6,317 GWh). The Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, attributed to Cemig Distribution 437 GWh as losses in the national basic grid in 2013, The remaining energy losses, 5,853 GWh, include both technical and non-technical losses in the local distribution system.

The losses suffered by Light SESA in 2013 totaled 8,352 GWh, or 22.8% of the total load. This was 0.8 percentage points less than the percentage for 2012.

Technical losses accounted for approximately 77,6% of Cemig Distribution’s and of Light’s energy losses in the local distribution system in 2013. These losses are the inevitable result of the step-down transformation process and the transportation of electric energy. We attempt to minimize technical losses by performing rigorous and regular evaluations of the quality of our electricity supply and our facilities. We routinely upgrade and expand our transmission and distribution system in order to maintain quality and reliability standards, and consequently, reduce technical losses. In addition, we operate our transmission and distribution system at certain specified voltage levels in order to minimize losses.

Technical losses are not comparable. Longer stretches of distribution (for example in rural areas) naturally have more technical losses.

Non-technical losses accounted for the remainder, approximately 22.4%, of Cemig D’s losses in its distribution system in 2013 – these were due to fraud, illegal connections, metering errors or defects in meters. To minimize non-technical losses, we regularly take preventive measures. These include: inspection of consumers’ meters and connections; modernization of metering systems; training of personnel responsible for meter reading; standardization of procedures for installation and inspection of meters; installation of meters that have quality control guarantees; updating of the database of consumers; and development of a distribution network that is protected against theft. Also, we have developed an integrated system planned and designed to help in detection and measurement of controllable losses in all parts of our distribution system.

Non-technical losses are partially comparable between electricity companies: they indicate both inefficiencies of the sector and the social complexities in the company’s concession area. At the end of 2013, the indicators that measure the quality of supply by Cemig D – (i) SAIDI (System Average Interruption Duration Index), expressed as a figure per consumer, in hours per year; and (ii)

SAIFI (System Average Interruption Frequency Index), also expressed as a consumer-experienced average – were 12.49 and 6.26 respectively, the best result in the last eight years. In 2012 the figures for SAIDI and SAIFI were respectively 14.73 and 7.03. At the end of 2013, the SAIDI and SAIFI of Light were respectively 18.40 and 8.31, compared to 18.15 and 8.39 in 2012. Light’s commercial (non-technical) losses in 2013 totaled 5,738 GWh, representing 42.18% of the electricity invoiced in the low voltage market (by the Aneel criterion) (equivalent to 15.7% of total load). This was a reduction of 3.24 percentage points from the percentage of 45.42% experienced in 2012. This result reflects the Company’s commitment to combating this phenomenon, which is a veritable ‘open wound’. Light has adopted a commitment to reduce its commercial losses to a level of 30% by 2018. To strengthen its process of reduction of non-technical losses, it has been continually investing in a wide range of actions – these include, as well as conventional fraud inspection procedures, modernization of the network, and of its measurement systems, and its ‘Zero Loss Zone’ (Área de Perda Zero, or APZ) Project.

The ‘Light Legal’ project was also finalized in 2013, as a major instrument for action to reduce commercial losses. In 2013, covering 26 localities and 416,000 clients, it achieved significant results. In this area of action, the level of losses, previously 45.6%, fell to 20.3%, and default, previously 9.83%, was reduced to close to zero.

Consumers and Billing

Consumer Base

The Cemig Group(1) sells electricity through the companies Cemig Distribuição (Cemig Distribution, referred to as “Cemig D”), Cemig Geração e Transmissão (Cemig Generation and Transmission, or “Cemig GT”), and other wholly-owned subsidiaries – Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia.

This market comprises sales of electricity to:

(i)                         captive consumers in Cemig’s concession area in the State of Minas Gerais;

(ii)                                  Free Consumers both in the State of Minas Gerais and other States of Brazil, through the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)                   other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(iv)                  Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)                     the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) ( – eliminating transactions between companies of the Cemig Group).

The Cemig Group traded a total of 64,699 GWh in 2013 – this was 2.8% more than in 2012.The volume of electricity sold to captive consumers totaled 25,645 GWh, 4.1% greater than in 2012, due to expansion of the market in the Residential, Commercial and services, and Rural user categories, reflecting government policies on employment and income, and stimulation of acquisition of appliances associated with the supply of credit.

The volume of electricity sold to Free Consumers totaled 19,749 GWh, 8.3% less than in 2012, reflecting reduction of electricity consumption by the Industrial user category, reflecting lower productive activity, in turn responding to the low level of investment in Brazil and adverse conditions in the international economic context.

Sales of electricity to other agents of the electricity sector, in the Free and Regulated markets, totaled 16,127 GWh – an increase of 22.9% from 2012.

The 15.7% year-on-year growth in sales to Distributors in the Regulated Market reflects new contracts, coming into effect in 2013. The growth of 47.7% in sales in the Free Market reflects short-term commercial opportunities created by high spot market prices in 2013.

Sales in the CCEE (wholesale trading chamber) were 12.5% lower. This reflects the adverse hydrological situation, the low level of water storage in reservoirs, and dispatching of the thermal plants in the effort to achieve security of future electricity supply for the country as a whole, since the beginning of the 2012–13 rainy season.

(1)         This is a consolidation of the Cemig Group’s market in accordance with new accounting practices (IFRS 11), which came into effect on January 1, 2013.

The tables below show the Cemig Group’s market in more detail, itemizing transactions in 2013 compared with 2012.

Type of sale	GWh		Change, %
	2013	2012	2012–13
Sales to final consumers	45,394	46,167	-1.7
Residential	9,473	8,871	6.8
Industrial	23,452	25,428	-7.8
Commercial and services	6,035	5,718	5.6
Rural	3,028	2,857	6.0
Public authorities	861	831	3.6
Public lighting	1,267	1,242	2.0
Public services	1,242	1,186	4.7
Own consumption	35	34	3.0
Wholesale sales (1)	16,127	13,122	22.9
Regulated Market	11,716	10,122	15.7
Free Market	4,411	2,999	47.1
Sales on the CCEE (2)	3,177	3,631	-12.5
Total	64,699	62,920	2.8

(1)         Sales in the regulated market to Distributors and in the Free Market to Traders and Generators.

(2)         Sum of the monthly balances of: purchases (–), and sales (+).

The number of clients billed by Cemig in December 2013 was 7,781,000 or 3.3% more than in December 2012.

Cemig GT – Generation and Transmission – added 48 new industrial and commercial Free Consumer clients, in Minas Gerais and other states of Brazil; and Cemig D – Distribution – added 246,288 new captive consumers in the year.

Consumer category	Total number of consumers		Change, %
	Dec. 2013	Dec. 2012	2012–13
Final consumers	7,781,454	7,535,117	3.3
Residential	6,249,373	6,032,910	3.6
Industrial	77,184	77,450	-0.3
Commercial and services	709,500	690,691	2.7
Rural	670,529	660,138	1.6
Public authorities	60,463	60,457	0.0
Public lighting	3,861	3,467	11.4
Public services	9,788	9,195	6.4
Own consumption	756	809	-6.6
Wholesale	54	52	3.8
Regulated Market	36	36	0.0
Free Market	18	16	12.5
Total	7,781,508	7,535,169	3.3

The ten largest industrial clients served by the Cemig Group, located in Minas Gerais and other states of Brazil, are itemized in this table, in order of revenue:

Client	Activity
Usiminas	Steel
ArcelorMittal Brasil S.A.	Steel
Kinross	Mining
Fiat	Automotive
V&M	Steel
Samarco	Mining
Saint Gobain	Chemicals
Rima	Ferroalloys
Holcim	Non-metallic minerals
White Martins	Chemicals

This table gives Cemig Group’s sales to the Industrial user category as a whole in 2013, by sector of activity:

Sector of activity	Volume invoiced, GWh	%
Metals	9.906	42.2
Mining	2,704	11.5
Non-metallic minerals	1,898	8.1
Foods	1,699	7.2
Chemicals	1,615	6.9
Machinery and equipment	1,018	4.3
Automotive	1,016	4.3
Other sectors	3,596	15.3
Total, industrial consumers	23,452	100.0

Billing

Our monthly billing and payment procedures for the distribution of electricity vary according to the level of tension voltage. Our large customers that have direct connections to our transmission network are generally billed within five days after the reading of their meters and receive your their invoices by e-mail. Payment must be made within five days of delivery of the bill.

Other customers who receive medium voltage electricity (approximately 13,000 consumers receive electricity at a voltage level equal to or greater than 2.,3 kV or connected through by underground distribution lines) are billed within two working business days of the reading of their meters, with payment to be made at least five working business days from after delivery of the bill. This group of consumers receive printed invoices and also by email.

In 2013 we completed the implementation of the meter reading automation for consumers who receive medium voltage electricity.

Our low-voltage customers are billed within five business days after the reading of their meters, with payment to be made at least five working business days from the delivery invoice of their bill , or 10  business days after delivery of their bill in the case of public sector institutions. Bills are prepared from meter readings or based on a basis of estimated consumption.

We are in the process of implementing the modality immediate billing for low voltage consumers, with simultaneous reading and printing of invoices. We utilized this biling system on approximately 2,500,000 customers in 2013 and with projected range project to increase this figure to of 5,000,000 customers by the end of 2014.

In June/2013, we implemented the option of sending invoices by email, for low voltage residential customers, reaching in December/2013. As of December 31, 2013 approximately 20,000 residential low voltage customers registered to receive their invoices by e-mail.

Seasonality

CEMIG’s sales of electricity are affected by seasonality, Historically, consumption by industrial and commercial consumers increases in the fourth quarter due to increases in their activities. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season betweem the months of May and November, more electricity is used to irrigate crops. The table below shows quarterly figures for electricity Cemig billed final users, captive consumers and Free Consumers from 2011 to 2013:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013	10,805	11,125	11,545	11,918
2012	11,003	11,476	11,812	11,876
2011	12,415	12,456	12,828	12,705

Competition

Contracts with Free Consumers

The portfolio of Cemig GT, in December 2013,  had contracts with 375 industrial and commercial free consumers as of December 31,2013, an increase of 14,7% compared to 2012, Of this total, 127 customers were located outside the state of Minas Gerais,  amounting to 24,3% of the total energy sold by Cemig in 2013.

CEMIG’s adopted strategy in the Free Market has been to negotiate and establish contracts ATET , thereby establishing and promoting a long-term relationship with our consumers, We seek to differentiate ourselves in the freer market competition by the type of relationship we have with our costumers and the quality of our service wich have added value to Cemig Generation and Transmission, This strategy, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with a minimum demand on a take or pay basis, translates into lower risk and greater predictability of the Company’s results.

At the end of 2013 we were the largest seller of energy to Free Consumers in the Free Market, with approximately 21,9% of the sales in this segment of the CCEE.

Concessions

Each concession that we currently hold is subject to a competitive bidding process upon its expiration. However, in accordance with the Concessions Law, existing concessions can be extended by the Brazilian federal government without a bidding process for additional periods of up to 20 years upon application by the concession holder, provided that the concession holder has met minimum performance standards and that the proposal is acceptable to the federal government. On September 22, 2004, we applied to Aneel for a 20-year extension of the concessions of the Emborcação and Nova Ponte hydroelectric plants. On June 14, 2007, the federal government approved extension of the concessions of these power plants for a period of 20 years from July 24, 2005. The related concession contract was amended on October 22, 2008 to reflect the granting of this extension to Cemig’s new unbundled company, Cemig Generation and Transmission (‘Cemig GT’).

However, with the enactment of Provisional Measure 579 (‘PM579’), converted into Law No. 12,783, the concessions granted after Law No. 9074 of July 7, 1995, may be extended only once for a period of up to 30 years, at the discretion of the concession-granting authority, as from September 12, 2012.

We believe that the renewal of our distribution concessions, under the terms of Law Nº 12,783, will not have any impact on the tariffs charged by those concessions.

On December 4, 2012, the Company signed the Second Amendment to Transmission Concession Contract 006/1997, which extended the concession for 30 years under the terms of PM 579 from January 1, 2013, which resulted in an adjustment of the Permitted Annual Revenue (Receita Anual Permitida, or RAP),  of approximately 60%. Transmission assets, existing and not depreciated as from May 31, 2000, were re-valued and indemnified by the Concession-granting power, in accordance with Mining and Energy Ministry/Finance Ministry Interministerial Order 580, of November 1, 2012, minimizing the impact of the reduction of the RAP.  At the same time, for those assets not yet depreciated and existing before May 31, 2000, the Company is awaiting their re-valuation and indemnity, in accordance with Aneel Normative Resolution 589/2013.

The Company opted not to request extension of the concessions for various plants, in the terms of PM579/2012, which have expiry dates over the period 2013-2017. These plants have already undergone one extension upon the conditions established in General Concession Contract 007/1007. For the plants that have yet to undergo their first extension, which includes the generating plants Jaguara, São Simão and Miranda Generation Concession Contract Number 007/1997 guarantees their extension for a further 20 years on the conditions existing in that provision.

Based on this understanding, Cemig GT has applied to the Courts for an order of mandamus against an act of the Mining and Energy Ministry with the objective of safeguarding, for that company, its rights in relation to the extension of the period of the concession of the Jaguara Hydroelectric Plant, under Clause 4 of Concession Contract Number 007/1997, obeying the original bases of that Contract, which are prior to Law Nº 12,783/2013. The Court granted interim relief, which is still in effect, in favor of the Company, namely enabling it to continue its commercial operation of the Jaguara Hydroelectric Plant until final judgment is given on this action for mandamus. Within the classification adopted by the Company of legal actions in which it is involved – namely that the chances of loss are assessed as ‘probable’, ‘possible’, or ‘remote’ – the Company has classified the chance of loss in this action as ‘possible’, reflecting its nature and the complexity involved in this specific case. The case has several particular elements characterizing the contingency: (i) the singular nature of Concession Contract Number 007/1997; (ii) the unprecedented nature of the matter of the case; and (iii) the fact that the action which has been filed will be a leading case in the consideration by the Brazilian Courts of the extension of concessions.

For the other generating plants that have concessions that expire over the period from 2013 to 2017, which includes the Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande generation plants, we have opted to return them to the concession-granting power.

The Dona Rita plant has been returned to the Concession-Granting Power, in August 2013, and is provisionally under the responsibility of Furnas Centrais Elétricas, until a tender is held for its concession, as per Mining and Energy Ministerial Order Number 189/2013.

Raw Materials

Fluvial water is our main raw material used for the hydroelectrical generation of energy,  Currently, 64 of the 70 hydroeletric plants use of this source and are responsible for 96% of the generation. , The costs of the water may be consider null, since water is a natural resource that comes from rivers and rain.

In a smaller proportion, the company also produces energy from the wind source( also with a null coast) and a electric plant from oilfuel ( the coast varies with the price of oil on the international market).

Environmental Matters

Overview

Our generation, transmission and distribution of electricity and our distribution of natural gas are subject to federal and state legislation relating to preservation of the environment. The Brazilian Constitution gives the federal government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the federal government has the power to promulgate general environmental regulation, state governments have the power to enact specific and even more stringent environmental regulation and municipalities also have the power to enact laws in their local interest. A violator of Law 9605/1998 - the Law on Environmental Crime (Lei de Crimes Ambientais) may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages, Federal Decree 6514/2008 specifies the penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$ 50,00 and a maximum of R$ 50 million, as well as suspension of activities. Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

We believe that we are in compliance with the relevant laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Management of Vegetation in the electricity system

The Environmental Management unit of Cemig Distribution, among other activities, develops methods and procedures for dealing with urban trees in relation to distribution networks. Vegetation management arises from the obligation to ensure the operational security of the system, and from the high number of interruptions in supply of electricity caused by trees, In 2013, trees were the cause of 31,337 electricity supply outages, in both urban and rural areas, and were the second largest cause of accidental outages in the Company’s distribution system.

Investments have been directed to technical improvements in tree pruning, so that the process can take place in such a way as to reduce risks to the employee, the system and the population. The interventions are carried out by directional pruning, a technique considered to be more appropriate for coexistence between large trees and electricity distribution networks. A process of certification of pruning operatives is being put in place in partnership with the companies that provide maintenance services and with the National Industrial Apprenticeship Service (Serviço Nacional de Aprendizagem Industrial, or Senai).

Environmental Licensing

Brazilian law requires that licenses be obtained for construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution or to harm archaeological heritage.

Failure to obtain an environmental license to construct, implement, operate, expand or enlarge an enterprise that causes significant environmental impact, such as the energy plants operated and in implementation by CEMIG, is subject to administrative sanctions, such as the suspension of activities and the payment of a fine, ranging from R$500 thousand to R$10 million, as well as criminal sanctions, which include the payment of a fine, imprisonment for individuals and restriction of rights for legal entities.

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

Corrective Environmental Operation Licensing

Resolution No, 1, of January 23, 1986, issued by the National Environmental Council (Conselho Nacional do Meio Ambiente,  or Conama), requires environmental impact assessment studies to be undertaken, and a corresponding environmental impact assessment report to be prepared, for all major electricity generation facilities built in Brazil after February 1, 1986. Facilities built prior to that year do not require these studies, but must obtain corrective environmental operation licenses, which may be acquired by filing a form containing certain information regarding the facility in question. Obtaining the corrective licenses for the projects which began operations before February 1986, under Resolution No. 6, of September 16, 1987, requires presentation to the competent environmental body of an environmental report containing the characteristics of the project, the environmental impacts of the construction and operation, and also the mitigating and compensatory measures adopted or that are in the process of being adopted by the organization carrying out the project.

Federal Law No, 9,605, of February 12, 1998, sets penalties for facilities that operate without environmental licenses. In 1998, the federal government issued Provisional Measure 1,710 (currently Provisional Measure 2,163/41), which allows project operators to enter into agreements with the relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98. Accordingly, we have been negotiating with the Brazilian Environmental and Renewable Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or Ibama) and the Regional Environmental Management Units (Supram’s) of the State of Minas Gerais to obtain the corrective environmental operation licensing for all our plants and transmission lines that began operating prior to February 1986. We have agreed with the Supram’s to bring our generation facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by Ibama and by the Supram’s.

Currently, the facilities of Cemig Generation and Transmission that started operations before the Brazilian environmental legislation was enacted, and which have not obtained corrective licensing, have prepared the required studies, filed applications before the appropriate environmental bodies, and submitted them for analysis.

At present there are 22 separate proceedings which have been formalized for obtaining Corrective Operational Licenses. Of these, 21 are with the Suprams and 1 is with Ibama, All the related studies have been prepared and presented to the relevant regulatory bodies. With the enactment of the new Minas Gerais State Forest Law, consideration of the Corrective Operational Licenses that are under consideration by the Suprams will be resumed with a request for preparation of an Environmental Plan for Conservation and Use of the Surroundings of an Artificial Lake (Plano Ambiental de Conservação e Uso do Entorno do Reservatório Artificial, or ‘Pacuera’) for each reservoir. There are also a total of 10 proceedings to obtain renewal of Operational Licenses that have been formalized with various Suprams. No demand of this type has been formalized with Ibama.

In 2013, 110 licenses and authorizations for of CEMIG’s projects were obtained as follows: (i) Environmental Authorizations for Functioning (Autorizações Ambientais de Funcionamento, or AAF); (ii) 33 Certificates Not Subject to Licensing (Certidões Não Passiveis de Licenciamento); (iii) 70 Authorizing Documents for Enviromental Interventions (Documento Autorizativo para Intervencao Ambiental, or DAIA), of wich five were related to the support parties accessing the power and, (iv)  two Operating Licenses ( Licenças de Operação, or LO) and one renewed LO.

Only one of the aforementioned licenses and authorizations was granted by Ibama while the others were filled with Suprams in the State of Minas Gerais, Currently, 13  procedures are under analysis by Regional Suprams, of wich nine are AAF and four are DAIA.

With respect to the corrective operationg licenses (Licenças de Operações Corretivas, or LOC) Cemig Distribuição S,A has entered in agreement with Supram so that the transmission lines constructed before Normative Resolution 74/2004 was passed by Minas Gerais State Council of Enviromental Policy, dividing its projects into seven regional grids: North South, Triangulo, West and Center. At present, we have obtained five LOCs, and we have been fulfilling their conditions and showing evidence (would be in compliance with resolution) of such fulfillment to the environmental authority The Center and East grids are currently waiting for environmental approval by the competent Suprams, and we expect A decision will be reached in 2014.

Distribution of natural gas by Gasmig through pipelines in Minas Gerais is also subject to environmental control. We believe that all licenses for the regular operation of Gasmig’s activities have been obtained.

The environmental licenses issued by state or federal bodies are subject to certain conditions imposed in light of foreseen environmental impacts. The environmental conditions contained in the operational licenses have to be met during the period of their validity. Non-compliance with these conditional requirements can result in administrative penalties, including fines, suspension or repeal of the license. Cemig has been complying with the demands of the environmental conditions of its licenses and periodically sends reports to the environmental regulatory authorities.

Environmental Legal Reserves

Under Article No, 12 of Federal Law No, 2,651, of May 25, 2012 (the “new Brazilian Forest Code”), a Legal Reserve (the term in the legislation is “Reserva Legal”) is an area located inside a rural property or holding that is necessary for the sustainsable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. As a general rule, all owners of rural properties have to preserve an area as a Legal Reserve. However, the Article 12, §7 of the new Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are functioning.

In Minas Gerais, Law 20922, enacted on October 17, 2013, made provisions on the Forest Policy and the Biodiversity Protection Policy in the state, adapting the environmental legislation to the terms of the Forest Code,  This had the effect of revoking the requirement for a Legal Reserve in the case of hydroelectric generation projects, enabling the processes of Corrective Environmental Licensing that had been held up in the previous year for this reason to be resumed, In the federal sphere, IBAMA’s technical licensing team, in the corrective licensing of Cemig’s plants, expressed an opinion, in correspondence sent to the Company on July 29, 2008, taking a position against the need for the constitution of a Legal Reserves.

The approval of the new Forestry Law and the exclusion of the hydropower projects of the need to Registration of Legal Reserve this issue is equated, enabling continuing the process of environmental licensing of the company, with the acquisition of the pending Operation Licenses and the maintenance of its legal compliance.

Permanent preservation areas

Brazilian law also requires the mandatory establishment of permanent preservation areas around artificial reservoirs and preparation of an Environmental Plan for Conservation and Use of the Surroundings of an Artificial Lake (Plano Ambiental de Conservação e Uso do Entorno de Reservatórios Artificiais, or Pacuera) in order to regulate conservation, restoration, usage and occupation of areas around artificial reservoirs. With the new Forest Policy Law of Minas Gerais State, it was decided that preparation and approval of the Pacuera is a requirement for granting of Operational Licenses. Hence this requirement is now incorporated into the proceedings for obtaining Corrective Licenses and renewal of Operational Licenses.

Compensation Measures

According to Federal Law No. 9,985, of July 18, 2000, and Decree No. 4,340, of September 22, 2002, companies whose activities result in major environmental impacts are required to invest in protected areas in order to offset those impacts. The competent environmental body stipulates the environmental compensation for each company depending on the specific degree of pollution or damage to the environment. Federal Decree No. 6,848/2009, of May 14, 2009, and Minas Gerais State Decree No. 45,175 of September 17, 2009 regulate the methodology for deciding the compensation measures. Up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied in compensation measures.

State Decree No. 45,175/2009 was amended by Decree No. 45,629/2011, which established the reference value of projects that cause significant environmental impact, as follows:

I – For projects executed before the publication of Federal Law No. 9,985 of 2000, the net book value will be used, excluding revaluations or, in its absence, the value of the investment presented by the representative of the project; and

II – Compensation for environmental projects executed after the publication of Federal Law No. 9,985 of 2000 will use the reference established in Item IV of Article 1 of Decree No. 45,175 of 2009, calculated at the moment of execution of the project, and updated based on an inflation-linked adjustment index.

Due to the impact of the 2013 Electricity Concessions Law (Law Nº 12,783, of January 11, 2013) on the enterprises of Cemig GT, the Company filed a consultation with the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or IEF), to be informed about the environmental compensation payable in relation to the Transmission System. The IEF passed the inquiry on to the Federal General Attorneys’ Office (Advocacia Geral da União, or AGU).  Up to time of writing Cemig GT has not received a reply to this consultation.

In addition to the environmental compensation referred to above, forest compensations for cleaning of electricity tower paths and accesses in which vegetation has been suppressed are included as routine. Other requirements can be applied based on the impacts arising from implementation of projects, such as structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the electricity system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or PRAD).

Fish Management – Peixe Vivo Program

Construction of hydroelectric plants can create a risk for fish that inhabit rivers, due to various changes in the aquatic environment caused by the use of dams. One of our environmental area’s principal activities is to ensure that environmental accidents involving the native fish population do not take place at our hydroelectric power plants. Also, to mitigate the impacts caused by operation of our plants, Cemig has developed a methodology for evaluating the risk of fish deaths at the plants. We also carry out research projects in partnership with universities and research centers to develop scientific knowledge to serve as a basis for more effective fish population conservation programs to be implemented by the Company.

In spite of these efforts, an incident occurred in 2007, at the Três Marias Hydroelectric Power Plant, resulting in the death of approximately 17 tons of fish, as estimated by the Environmental Police (8.2 tons, by our estimate). The volume of dead fish was not measured. As a result of the event, the Minas Gerais State Forests Institute imposed two fines, totaling approximately R$ 5.5 million, and on April 8, 2010 Cemig and the Public Attorneys’ Office of Minas Gerais State signed a Conduct Adjustment Commitment (Termo de Ajuste de Conduta, or TAC), for R$ 6.8 million in compensatory measures for environmental improvements in the area affected by the Três Marias power plant, in Três Marias, Minas Gerais. Both these financial commitments have now been settled, and the environmental improvements in the affected area, such as automation of the fish protection grids, are being implemented.

In this context, in June 2007 we created the Peixe Vivo (‘Fish Alive’) Program, arising from the perception by members of senior management that it was necessary to take more effective measures to preserve fish populations of the rivers where the company has operations. The Program’s main actions are summed up in its mission, which is: “To minimize the impact on fish species, seeking handling solutions and technologies that will integrate electricity generation by Cemig with conservation of native fish species, promoting involvement of the community”. Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the state of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at Cemig’s hydroelectric plants. The adoption of scientific criteria for decision-making, establishment of partnerships with other institutions and modification of practices adopted as a result of the information generated, are the principles that guide the work of the Peixe Vivo team. Also, publication of the resulting information to society is important – ensuring transparency of the program, and creating opportunities for the community to express its concerns and suggestions.

On average, over the period 2007 to 2013, Cemig spent R$ 6.5 million per year in actions and research projects in relation to the Peixe Vivo program. It invested a further R$ 6 million in physical barriers to prevent fish from entering the draft tube, and modernization of the main hatchery station at the Volta Grande Environmental Station.

In spite of all the advances in fish management achieved by the Peixe Vivo Program, there are still major challenges to be studied and understood. In 2012, an estimated 1.8 tons of fish died in an occurrence at the Três Marias hydroelectric plant. The cause of death is still unknown, and the event was not expected – there was no precedent for the particular circumstances of this accident. However, with the adoption of measures to control this environmental incident, and as a result of our prompt reporting to the environmental authorities, the fine that we were charged for the accident, a total of fifty thousand Reais, was reduced by 45%, as specified by law due to immediate communication of the damage or danger to the environmental authority, and collaboration with the environmental bodies in solving the problems arising from our conduct. The fine imposed in 2012 was 40 times greater (per kilogram of fish killed) than the one applied by the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or IEF) in the 2007 accident. The Peixe Vivo Program studied the circumstances of the accident to decide optimum forms of control and avoid similar occurrences.

In 2013, the Peixe Vivo Program presented its research activities in important meetings, such as the meetings with the State Environment and Sustainable Development Secretary, AES Tietê, Gerdau, Tractebel and Smith-Root. Also, the First Symposium of Results from the Peixe Vivo Program was organized, at which the results of the research study Evaluation of the risk of fish deaths at Cemig plants, were presented, pointing to one of the best practices for mitigation of direct impact on fish caused by the plants. The Program has 14 current scientific projects in partnership with research institutions, involving more than 160 students and researchers. These partnerships have resulted in more than 170 technical publications up to today’s date, and have also been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting Cemig’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

Since it was created the Peixe Vivo Program has also received external recognition in awards. In 2009–10, it was awarded the Brasil Environment Prize (Prêmio Brasil de Meio Ambiente) in the category Best fauna and flora preservation work. In 200, it was first placed in the Aberje Award in the category Communication about programs centered on corporate sustainability, a first for Cemig. In 2011 a work presented by the Peixe Vivo Program, entitled Development of a methodology for evaluating risks of fish deaths in Cemig’s plants, presented at the 21st Brazilian National Seminar on Production and Transmission of Electricity (Seminário Nacional de Produção e Transmissão de Energia Elétrica, or SNPTEE), was selected as the best work presented in the Environmental Impact group. In 2013 it was the finalist in the Brasil 2013 Green Project Awards, in the category Products or Services.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through inhabited areas and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our natural gas distribution network registers, and there is a possibility accidents that could cause potential significant personal, property and environmental damage in case of ignition or a leak. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig has several inspectors monitoring its network daily, to prevent illegal or non-notified excavations in urban roads, invasions or constructions erosions, as applicable, or any other problem that might cause risk to the pipeline. Gasmig, through its Dig Safely (Escave com Segurança) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, to disclose their registrations to companies that perform excavation on urban roads, to ensure that before digging close to the natural gas network, they call Gasmig’s 24-hour helpline, and request guidance and support for safe execution of their work. In 2013 Gasmig had no natural gas emissions related incidents.

Transmission Lines — We have easements for our transmission and subtransmission networks over land with approximately 13,670 miles in length. A significant portion of such land is occupied by unauthorized constructions, including residential constructions. This type of occupation causes risks of electric shock and accidents involving local residents, and constitutes an obstacle to maintenance of our electricity system. We are currently seeking solutions for this problem, which could involve either removal of these occupants, or improvements that would make it possible to maintain our electricity system safely and efficiently. The Invasion Risk in the Transmission and Subtransmission Security Lines Monitoring Committee was created to mitigate these risks by monitoring and recording invasions and by taking action to prevent invasions on the safety paths of the transmission and subtransmission lines. A number of measures have been adopted to preserve the security of these lines, including: contracting of a company for systematic inspection and implementation of security measures and works to minimize the risks of accidents; education of the communities about the risks of accidents involving electric shocks t as result of and the building of residences; creation of community vegetable gardens; and removal of occupation of the t security by entering into agreements with local housing and other authorities.

Reservoir Areas — We have implemented safety measures to protect our electricity generation facilities against invasions, using observation posts and ,as well as mobile patrols to control the banks of reservoirs; electronic vigilance systems (SVE) to monitor the generation power plant instalations are also planned. Invaders located inside the facilities are detained and taken to police stations, where police complaints are filed. There are signs on the banks of the reservoirs of our hydroelectric generation facilities, indicating ownership. Invaders of the banks of the reservoirs are reported by periodic inspections by the mobile patrol units operating on the reservoirareas. We frequently have to take legal action to recover possession of invaded areas. Due to the vast area and number of reservoirs, we are continually subjected to new trespasses and occupation of the banks of the reservoirs by unauthorized constructions. However, we are employing our best efforts to prevent these invasions and any environmental damage to the Permanent

Preservation Areas (Áreas de Preservação Permanente), or APPs, around the reservoirs. To patrol the reservoir areas, we have covered approximately 140,000 km, 800 hour navigating and more than 9,000 surveys.

The Carbon Market

We believe Brazil has significant potential to generate carbon credits arising from clean energy projects that comply with the Clean Development Mechanism, CDM, or the Voluntary Markets, Every year, we seek to quantify our emissions and to publish our main initiatives in reduction of greenhouse gas emissions, by means, for example, of the Carbon Disclosure Project.

CEMIG group takes part in CDM projects at various stages of development, including seven Small Hidroeletric Plants with a capacity of 116MW and a hydroeletric plant with a capacity of 140MW and several wind plants which totaled 671MW and a solar plant with a capacity of 3 MW, So far no carbon credits have been commercialized.

Management of equipment and wastes contaminated with PCBs (Polychlorinated Biphenyls)

At Cemig the large-scale equipment that contained PCBs and had date of manufacture prior to 1981 was withdrawn from the electricity system and delivered for incineration in 2001.

Brazilian law has prohibited sale of PCBs since 1981, but allows its use in equipment that is still in operation. The smaller equipment is still being identified, withdrawn from use, and sent for incineration.

A Normative Resolution is being prepared, under the aegis of the National Environment Council (Conselho Nacional de Meio Ambiente, or Conama), which will “govern appropriate and controlled environmental management of Polychlorinated Biphenyls (PCBs) and their related wastes.”

The resolution provides for management in two main phases: The first phase calls for preparation of a quantitative and qualitative inventory, in up to 3 years from publication of the Resolution, aiming to evaluate the amounts of PCB in the country and the possible holders. This inventory will be published in the Federal Technical Registry (Cadastro Técnico Federal, or CTF), and updated annually. In the second phase, the contaminated equipment, material and waste matter identified in the inventory will be eliminated in a controlled manner.

The holders of such equipment will have up to 2025 to withdraw both the equipment and also all contaminated material from operation or use, and until 2028 to dispose of it in a way that is environmentally satisfactory, in accordance with periods agreed in the Stockholm Convention.

The draft resolution is being considered by the Technical Chamber of Conama, after having been discussed in the Conama Working Group created for this purpose. The workgroup has held six meetings, which have not resulted in a final consensus between the members on some points.

Cemig considers this information to be important. The control flow diagram currently followed in the Company may undergo some complementary adjustments necessary for full compliance with the requirements of the Resolution. This may result in high operational costs.

Cemig has participated in the discussions through the Brazilian Electricity Distributors’ Association (Associação Brasileira de Distribuidores de Energia, or Abradee) and the Electricity Industry Environment Forum (Fórum de Meio Ambiente do Setor Elétrico, or FMASE).

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

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição), or COD, located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 386 distribution substations, 301,870 miles of medium voltage distribution lines, 10,700 miles of sub-transmission lines and 7,5 million consumers in our concession area, comprising 774 municipalities of Minas Gerais.

We provided an average of 11,728 services a day in 2013. The COD is certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication help to reduce consumer service restoration time and provide better consumer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

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

Internal Telecommunications Network

We believe we have one of the largest telecommunication networks among Brazilian electric power companies. It includes high performance microwave links with more than 267 communication stations, an optical system with 1,746,8 miles of optical fibers and a mobile communication system with 897 radios including 644 trunking and VHF radios and 253 UHF and VHF portable radios. A total of 420 mobile radios have data interface to mobile terminals installed in vehicles for dispatch systems (operation and maintenance), which also have 1,650 mobile terminals connected through satellites and General Packet Radio Services (GPRS).

Corporate Data Network

Our corporate data network has 226 sites in 132 towns in Minas Gerais. The physical and logical architecture of the network employs security resources such as firewalls, Intrusion Prevention Systems (IPSs), Data Loss Prevention Systems (DLP) and anti-virus and anti-spam systems, which are continually updated to protect information against unauthorized access, in compliance with ISO 27002. A system of event logs makes it possible to investigate occurrences and also guarantee a historical record base to meet legal requirements.

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

Customer Relationship Channels

We have five major channels of service to our customers of Minas Gerais , The calls , whether emergency or requests for public services can be made via our call center, being able to serve up to 250,000 calls an atypical day, and operating with a efficient electronic service through the Interactive Voice Response ( IVR or URA), the staff , service present in 774 municipalities of the concession, our Virtual Branch agencies , situated on the site www,cemig,com,br and offering to all 17 types of services , SMS and more recently , the social networks Facebook ( CEMIG, ATENDE ) and Twitter (@ CEMIG_ATENDE).

Commercial Management System

We have consolidated an efficient customer care system, based on our CCS/CRM platform and totally integrated into our ERP and BI that support our decision-making processes, The CCS serves approximately 8 million consumers of high, medium and low voltage, The system is a competitive tool, adding safety, quality and productivity to CEMIG’s business processes, and adapts itself with great efficiency and speed to legal, regulatory and market changes and requirements.

Maintenance and Repair Systems

The 10,698,13miles of high voltage distribution lines in Cemig Distribution’s network, operating at 34,5 kV to 161 kV, are supported by approximately 55,876 structures, mainly made of metal, Cemig Generation and Transmission’s network has 3,051 miles of high voltage transmission lines, supported by approximately 11,507 structures, The majority of the service interruptions to our distribution and transmission lines are due to lightning, fire, vandalism, wind, and corrosion, The entire high voltage transmission line systems of both Cemig Distribution and Cemig Generation and Transmission are inspected once a year with a helicopter, with Cemig Distribuição using a “Gimbal”, which is a gyro-stabilized system consisting of conventional and infra-red cameras, allowing for simultaneous visual and thermographic (infra-red) inspections, Land-based inspections are also carried out at intervals of between one and three years, depending on the line characteristics, such as time in operation, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

We use modern modular aluminum structures to minimize the impact of emergencies involving fallen structures, Most of our maintenance work on transmission lines is done using live-wire methods, Being the first company in Brazil to use bare-hand, live-wire techniques in the maintenance of transmission lines and substations, we have accumulated over 34 years of experience in this area, We have a well-trained staff and special vehicles and tools to support live- and dead-wire activities.

Our set of spare equipment (transformers, breakers, arresters etc) and mobile substations are of great importance in the prompt reestablishment of power to our customers in case of emergencies involving failed substations.

The Plant Overhaul and Modernization Program that was scheduled for execution over the next 15 years, with investment of R$1,7 billion, was cancelled after promulgation of Provisional Measure 579 (Medida Provisória 59, or MP 579), which was subsequently converted into Law 12783, The principal reason for the cancellation was Cemig not having accepted the conditions proposed by the Federal Government for renewal of the concessions of the plants that were included in the program and for a lack of definition on the form of remuneration for these investments in the future.

Information Security Management

Information security, a permanent concern of ours, is ensured by a management system based on the Brazilian Standard (ABNT) NBR ISO/IEC 27001:2013, and aligned with the best market practices, Our information security management system includes processes for policy, risk, communication, information classification and information security management and control, In addition, recurring actions for improvement in processes, communication, awareness and training strengthen the Company’s information security practices.

Management Tools

In 2013 we continued to improve the operation of the SAP Integrated Management System (ERP), which includes the processes related to finances, procurement, sales, materials, services and human resources, and adapt it to the changes and requirements of the legislation, regulations and rules governing the market. We have made significant progress in relation to: capitalization of assets, works and materials, logistics planning, maintenance, and processes related to regulations on electronic tax invoices, and other aspects related to electronic payment of taxes. These have provided the Company with significant gains. In 2013 we also implemented SAP HSM (Occupational Health and Safety), issuance of electronic Tax Invoices, automation of selection of the rate of ISS tax rate and the decision on which municipality receives it, and the Risk Management (RM) and Process Control (PC) modules. The latter have not only enabled integration of strategic and operational risks but also improvement of the whole of Cemig’s process of corporate risk management. These advances and solutions implanted in the ERP also help us to raise the necessary information for planning, monitoring and taking of decisions, and to make this information available to our Board of Directors and Executive Board.

Properties, Plant, Equipment and Intangible Assets

Our principal properties consist of the power generation plants and transmission and distribution facilities described in this Item 4, Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate electricity generation projects, including projects under construction, was R$13,871 million at December 31, 2013, Generation facilities represented 40,33% of this net book value, intangible assets represented 14,45% of this net book value (distribution facilities on intangible assets represented 95,85 % and other intangible and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 45,22%, The average annual depreciation rate applied to these facilities was 2,86 % for hydroelectric generation facilities, 8,88 % for administration facilities, 5,93 % for telecommunication facilities and 4,45% for thermoelectric facilities, Apart from our distribution network, no single one of our properties produced more than 10% of our total revenues in 2013, Our facilities are generally adequate for our present needs and suitable for their intended purposes, We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

Traditionally, in the Brazilian electricity sector, generation, transmission and distribution activities were conducted by a small number of companies that had always been owned by either the Federal Government or State Governments, In the past, several companies controlled by the state were privatized, in an effort to increase efficiency and competition, The Fernando Henrique Cardoso administration (1995–2002) stated its objective to privatize the state-controlled part of the electricity sector, but the Luis Inácio Lula da Silva administration (2003-2010) ended this process and implemented a “New Industry Model” for the Brazilian electricity sector as set forth in Law No, 10,848, of March 15, 2004, or The New Industry Model Law.

However in Dilma Rousseff’s administration (2011-current) significant changes were implemented by Provisional Act 579/2012, which became law in 12,783/2013, which established new rules for the renewal of concessions or rebidding of hydroelectric power generation.

The New Industry Model

The main objectives of the New Industry Model are to guarantee security of supply and reasonableness of rates, To guarantee supply, The New Industry Model Law requires (a) that distributors contract their entire loads, and be responsible for making realistic projections of demand requirements and (b) that the construction of new hydroelectric and thermal plants be determined in ways that best balance security of supply and reasonableness of rates, To achieve reasonable rates, The New Industry Model Law requires (a) all purchases of electricity by distributors occur by auction, based on the lowest-price criterion; (b) contracting be through the ACR, or the Pool system; and (c) contracting of load be separated into two types of transactions which will always be by auction: (i) contracting of the electricity of the new plants, which targets expansion; and (ii) contracting of the electricity of the existing plants, which targets the existing electricity demand.

The New Industry Model created two environments for the purchase and sale of electricity: (i) the ACR, or the Pool, which contemplates the purchase by distribution companies through public auctions of all energy necessary to supply their consumers; and (ii) the ACL, which encompasses purchase of electricity by non-regulated entities (such as Free Consumers and energy traders), Distributors will be allowed to operate only in the regulated environment, whereas generators may operate in both, maintaining their competitive characteristics.

Expansion requirements of the sector are evaluated by the Federal Government through the Ministry of Mines and Energy, or MME, In order to better organize the electric energy sector, two entities have been created: (i) the Energy Research Company, or EPE, a state-controlled company responsible for planning the expansion of generation and transmission; and (ii) the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Eléctrica), or CCEE, a private company responsible for the accounting and settlement of short-term energy sales, The CCEE is also responsible, through delegation by Aneel, for organizing and conducting the Pool public power auctions, in which all distributors purchase energy.

The New Industry Model eliminated self-dealing, forcing distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties, The New Industry Model also exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before it was enacted.

The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa Program, (3) Itaipu, (4) purchase and sale agreements entered into before the New Industry Model Law and (5) the concessions extended by Law No, 12,783, are not subject to the public auctions for the supply of electricity at the Pool, The electricity generated by Itaipu, located on the border of Brazil and Paraguay, is traded by Eletrobrás, The rates at which the Itaipu generated electricity is traded are denominated in U.S. dollars and established by Aneel pursuant to a treaty between Brazil and Paraguay, as well as compulsory procurement volumes, As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. Dollar/real exchange rate, Changes in the price of Itaipu generated electricity are, however, neutralized by the Federal Government which buys all the energy credits from Eletrobras.

Challenges to the Constitutionality of the New Industry Model Law

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court, The Federal Government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law, To date, the Brazilian Supreme Court has not reached a final decision upon the merits of such lawsuit and we do not know when such decision may be reached, Therefore, the New Industry Model Law is currently in force, Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of agreements between related parties are expected to remain in full force and effect.

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

Energy purchases will take place through two types of bilateral contract: (i) Energy Agreements (Contrato de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia), Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments, Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the ACR, In this case, the revenue of the generator is guaranteed and the distributor must assume the hydrological risk, However potential additional costs of the distributors are passed on to consumers, Together, these agreements comprise the energy purchase agreements in the ACR (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEARs.

The regulation under the New Industry Model Law stipulates that distribution companies that contract less than 100% of their total load consumption, accounted in the CCEE, will be subject to fines, There are mechanisms to reduce this possibility, such as participate in the MCSD mechanism that compensate surpluses and deficits between distribution companies, or purchase energy in auctions during the year, Any remaining shortfall from 100% of total load consumption can be bought at the spot market price, If a company contracts more than 105% of its load consumption, it would be subject to price risk if it sells this energy in the spot market in the future, To reduce such price risk, a company may reduce the purchase contracts in the “existing energy” auction by up to 4% each year, and reduce those contracts due to loss of consumers that became free and are supplied by generators directly.

The Free Market (the “ACL”) — In the free market, electricity is traded between power generators, The free market also includes existing bilateral contracts between generators and distributors until they expire, Upon expiration, such contracts must be executed under the New Industry Model Law.

Potentially Free Consumers are those whose demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level, so long as the supply began after July 1995, In addition, consumers with contracted demand equal to or greater than 500kW may be serviced by suppliers other than their local distribution company if they move to energy from alternative energy sources, such as wind, biomass or Small Hydroelectric Plants.

Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion, This extended notice period seeks to assure that, if necessary, the distributor can purchase additional energy to supply the re-entry of Free Consumers into the regulated market, In addition, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to Free Consumers, State-owned generators may sell electricity to Free Consumers, but as opposed to private generators, they are obliged to do so through an auction process.

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

Reduction of the Level of Contracted Electricity

Decree No. 5,163/04, which regulates the trade of electricity under the New Industry Model Law, allows distribution companies to reduce their CCEARs: (1) to compensate for the exit of Potentially Free Consumers from the regulated market, pursuant to a specific declaration delivered to MME, (2) by up to 4,0% per year of the initial contracted amount due to market deviations from the estimated market projections, at the distribution companies’ discretion, beginning two years after the initial electricity demand was declared and (3) in the event of increases in the amounts of electricity acquired pursuant to contracts entered into before March 17, 2004. This reduction can be made only with CCEARs of existing power plants.

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

Limitation on Pass-Through

The New Industry Model also limits the pass-through of costs of electricity to final consumers, The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected electricity demands in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions, The Annual Reference Value isapplied in the first three years of the power purchase agreements from new power generation projects, After the fourth year, the electricity acquisition costs from these projects will be allowed to be fully passed-through, The decree establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

•                  no pass-through of costs for electricity purchases that exceed 105% of regulatory demand;

•                  limited pass-through of costs for electricity purchases made in an “A-3” auction, if the volume of the acquired electricity exceeds 2,0% of the demand verified in “A-5” auctions;

•                  limited pass-through of electricity acquisition costs from new electricity generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a “Contracting Limit” defined by Decree No, 5,163;

•                  electricity purchases from existing facilities in the “A-1” auction are limited to 0,5% of distribution companies’ demand and frustrated purchases in previous “A-1” auctions and involuntary exposure to captive consumer´s demand, plus the “replacement,” defined as the amount of energy needed to replace the power from power purchase contracts that expire in the current year(“A-1”), according to Aneel Resolution 450/2011, If the acquired electricity in the “A-1” auction exceeds the limit, pass-through of costs of the exceeding portion to final consumers is limited to 70,0% of the average value of such acquisition costs of electricity generated by existing generation facilities, The MME will establish the maximum acquisition price for electricity generated by existing projects;

•                  electricity purchases in “market adjustment” auctions are limited to 1,0% of a distribution concessionaire’s total demand (except for the years 2008 and 2009, when the limit was 5%) and pass-through of costs is limited to Annual Reference Value; and

•                  if distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

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

Rates

Electric energy rates in Brazil are set by Aneel, which has the authority to readjust and review rates in accordance with the provisions under the relevant concession contracts, Each distribution company’s concession contract provides for an annual rate adjustment (reajuste anual), In general, Parcel A costs are fully passed through to consumers, Parcel A costs are the portion of the rate calculation formula, which provides for the recovery of certain costs that are not within the control of the distribution company, Parcel B costs, which are costs that are under the control of the distributors, are restated for inflation in accordance with the General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index, The average annual rate adjustment includes components such as the inter-year variation of Parcel A costs (CVA) and other financial adjustments, which compensate for changes in the company’s costs up or down that could not be previously taken into account in the rate charged the period before.

Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica), Our concession agreements establish a five-year period between periodic revisions, These revisions are aimed at (i) assuring necessary revenues to cover efficient operational costs determined by the regulator and adequate compensation for investments deemed essential for the services within the scope of each company’s concession and (ii) determining the X factor, which is calculated based on the average productivity gains from increases in scale and labor costs, The X factor is a result of three components: productivity as mentioned befor, quality named , Factor XQ, that punishes or reward the distribution company depending on the quality of the service provided andthe last component , called Factor Xt, which has the objective of reducing or increasing the regulatory operational costs during the five year period between the rates revisions to reach the level defined for the last year of the revision cycle.

In 2011, Aneel finalized Public Hearing 040/2010, in which it dealt with the methodology for the third periodic revision, To calculate the rate of return Aneel uses the methodology of Weighted Average Cost of Capital (WACC), which resulted in a rate of 7,50% after taxes compared to the rate of 11,25% applied in the last cycle.

Aneel also changed the methodology used to calculate the X-Factor from the discounted cash flow methodology to the Total Factor Productivity (TFP) method, which consists in defining potential productivity gains for each company based on the average productivity gains, IT was also included the other two components as mentioned XQ and Xt, The X factor determined in the 2013 revision for the next period was Xt 0,68%, Xpd 1,15%, For the 2014 readjustment it will be calculated the XQ that will be added the the two previous ones.

Aneel has also issued regulations that govern the access to the distribution and transmission facilities and establish the rate for use of the local distribution system, or Distribution Usage Rates, or TUSD, and the rate for the use of the transmission grid, or Transmission Usage Rates, or TUST, The rates to be paid by distribution companies, generators and Free Consumers for use of the interconnected power system are reviewed annually, The review of the TUST takes into account the revenues that are permitted of transmission concessionaires pursuant to their concession contracts, For more detailed information regarding the rate-setting structure in Brazil, see “—The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems.”

Land Acquisition

The concessions granted to us by the Federal Government do not include a grant of the land upon which the plants are located, Electricity concessionaires in Brazil typically have to negotiate with the individual landowners to obtain needed land, However, in the event that a concessionaire is unable to obtain needed land in this way, such land may be condemned for the concessionaire’s use through specific legislation, In cases of governmental condemnation, the concessionaires may have to participate in negotiations relating to the amount of compensation with landowners and the resettlement of communities to other locations. We make all efforts to negotiate with the communities before applying to the judiciary.

The Brazilian Electricity System Overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with multiple owners. The Brazilian Grid is comprised of companies in the southern, southeastern, west-central, and northeastern regions and part of the northern region of Brazil. Approximately 2% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region, Brazil’s abundant hydrological resources are managed through storage reservoirs, It is estimated that Brazil has a hydroelectric power generation potential close to 244,976 MW, of which only 35,4% has been developed or is under construction, according to Eletrobrás studies consolidated in December 2012.

Brazil has an installed capacity in the interconnected power system of 121,316 GW as of December 2013, approximately 70,1% of which is hydroelectric, according to the Operation monthly Plan for 2013 from the ONS, This installed capacity includes half of the installed capacity of Itaipu—a total of 14,000 MW owned equally by Brazil and Paraguay, There are approximately 64,623 miles of transmission lines with voltages equal to or higher than 230 kV in Brazil.

Approximately 35% of Brazil’s installed generating capacity and 55% of Brazil’s high voltage transmission lines are operated by Eletrobrás, a company owned by the Federal Government. Eletrobrás has historically been responsible for implementing electric policy, conservation and environmental management programs. The remaining high voltage transmission lines are owned by state-controlled or local electric power companies, Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Federal Government or indirectly through the granting of concessions, permissions or authorizations. Since 1995, the Federal Government has taken a number of measures to restructure the power industry, In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

In particular, the Federal Government has taken the following measures:

•                  The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation, Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Federal or state governments.

•                  The Federal Government enacted Law No, 8,987 on February 13, 1995, or the Concessions Law, and Law No, 9,074 on July 7, 1995, or the Power Concessions Law, that together:

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

•                  granted Free Consumers and electricity suppliers open access to all distribution and transmission grids; and

•                  eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or “Small Hydroelectric Power Plants” , which was amended on May 28, 2009 by Law No, 11,943, raising the limit from 30 MW to 50 MW, independently of being a Small Hydroelectric Power Plant or not.

•                  The creation of Aneel and of the CNPE, in 1997.

•                  In 1998, the Federal Government enacted Law No, 9,648, or the Power Industry Law, to overhaul the basic structure of the electricity industry, The Power Industry Law provided for the following:

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

•                  On March 15, 2004, the Federal Government enacted Law No, 10,848, or the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low rates, On July 30, 2004 the Federal Government published Decree 5,163, governing the purchase and sale of electricity under the New Industry Model Law, as well as the granting of authorizations and concessions for electricity generation projects, These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final consumers.

•                  On September 12, 2012 the Federal Government enacted PM 579, converted into the Law No, 12,783, aiming to decrease tariffs on generation, transmission and distribution of energy and enact regulatory charges on the Brazilian energy market, PM 579 alters the revision and extension of certain concessions and implements new bidding process rules for certain utilities, as well as adjustments to tariffs, changes to regulation regarding the industry participant’s mobility between the ACR and ACL and the allocation of energy offered to both markets.

Rationing and Extraordinary Rate Increases

Rationing of electricity; government measures to compensate electricity concession holders.

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for electricity, and Brazil’s significant dependence on electricity generated from hydroelectric sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectric generation plants. In May 2001 the federal government announced a group of measures requiring reduction in consumption of electricity in response to those conditions (‘the Brazilian electricity rationing plan’). Under this agreement electricity distribution and generation companies (such as our Company) were recompensed for the losses of revenue resulting from the rationing imposed by the federal government – either due to lower volume of sales, or reduction in electricity selling prices, or purchases of electricity on the CCEE. This compensation was given in the form of the right to charge extraordinary increases in electricity tariffs to consumers over a future period, which averaged 74 months, and ended in March 2008.

However, the New Industry Model (one of the principal purposes of which is to guarantee supply of electricity) created auctions for the Regulated Market (Ambiente de Contratação Regulado, or ACR), in which it is possible to buy electricity from new plants to guarantee supply. Since the New Industry Model was introduced, approximately 47,000MW of capacity have been placed in these auctions, for installation between 2008 and 2017.

Of this amount, a total of 5.97MW was contracted in ‘Reserve Auctions’ — that is to say, this power capacity is not committed to any contract, or to any minimum supply.

In the rainy season of late 2012 and early 2013, there was much less rainfall than expected in Brazil’s Southeastern region (November to March), and in this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s electricity consumption needs. In this period the principal strategy of the national system operator (Operador Nacional do Sistema Elétrico, or ONS) was to preserve storage capacity at the reservoirs of hydroelectric plants, to ensure supply of the system’s energy needs over the whole of the year 2013. This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which averaged R$ 121.29/MWh in July 2013.

In the rainy season of 2013–14, rainfall in the Southeast has again been significantly lower than the expected averages. This has placed the system in a state of alert at the beginning of 2014, focusing on means of maintaining the capacity to supply the system’s consumption needs. Storage levels are again lower than expected for the period, and final figures for rainfall and flows in the period were awaited, to give a complete picture of the need for adjustments of load to preserve the capacity to serve the market. At this moment the state is one of alertness to the need to preserve this capacity.

Concessions

Companies or consortia that wish to build or operate electricity generation, transmission or distribution facilities in Brazil must apply to the Mining and Energy Ministry (MME) or to Aneel, delegated by MME, as concession-granting power, for grant of a concession, permission or authorization, as the case may be. Concessions give rights to generate, transmit or distribute electricity in a specific area, for a specific period. This period is usually 35 years for new generation concessions and 30 years for new transmission or distribution concessions. For renewal of existing concessions, the period for distribution contracts was normally 20 years; for transmission the period was 20-30 years depending on the contract; and for generation the period was specific to each contract. Existing concessions granted before the publication of Law 10848 of March 15, 2004, may be renewed for one more period, at the exclusive option of the concession-granting power. Concessions granted after the publication of Law 10848 could not be renewed.

However, with the enactment of Provisional Measure 579 (‘PM579’), converted into Law No. 12783, the concessions granted after Law No. 9,074 of July 7,1995 may be extended, once only, for a period of up to 30 years, at the discretion of the concession-granting authority, as from September 12, 2012.

We believe that the renewal of our distribution concessions, under the terms of Law Nº 12.783, will not have any impact on the tariffs charged by those concessions.

On December 4, 2012 the Company signed the Second Amendment to Transmission Concession Contract Nº006/1997, which extended the concession for 30 years, under Provisional Measure 579/2012, as from January, 2013, resulting in a reduction of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), by approximately 60%, Transmission assets, existing and not depreciated as from May 31, 2000, were re-valued and indemnified by the Concession-granting Power, in accordance with MME/MF Interministerial Order 580, of November 1, 2012, which minimized the impact of the reduction of the RAP, At the same time, for those assets not yet depreciated and existing before May 31, 2000, the Company awaits their re-valuation and indemnity, in accordance with Aneel Normative Resolution 589/2013.

However,The Company opted not to request extension of the generation concessions of various plants, under the terms of PM579/2012, which expire in the period 2013 through 2017. These plants have already undergone an extension according to the conditions established in General Concession Contract 007/1997. For the plants that have yet to undergo their first extension, which includes the Jaguara, São Simão and Miranda generating plants, Generation Concession Contract 007/1997 guarantees the  extension of these concessions for a further 20 years on the conditions existing in the provision referred to.

Based on this understanding, Cemig GT applied to the Judiciary for an order of mandamus against an act of the Mining and Energy Ministry with the objective of safeguarding, for that company, its rights in relation to the extension of the period of the concession of the Jaguara Hydroelectric Plant, under Clause 4 of Concession Contract Nº 007/1997, obeying the original bases of that Contract, which are prior to Law Nº 12,783/2013. The Court granted interim relief in favor of the Company, which is still in effect, namely enabling it to continue its commercial operation of the Jaguara Hydroelectric Plant until final judgment is given in the action for mandamus. Within the classification adopted by the Company of legal actions in which it is involved – namely that the chances of loss are assessed as ‘probable’, ‘possible’, or ‘remote’ – the Company has classified the chance of loss in this action as ‘possible’, reflecting its nature and the complexity involved in this specific case. The case has several particular elements characterizing the contingency: (i) the singular nature of Concession Contract Nº 007/1997; (ii) the unprecedented nature of the matter of the case; and (iii) the fact that the action which has been filed will be a leading case in the consideration by the Brazilian Courts of the extension of concessions.

For the other generation plants that have concessions that expire over the period from 2013 to 2017, which includes the Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande generation plants, we have opted to return them to the Concession-Granting Power.

The Dona Rita plant, which was returned to the Nation in August 2013, is provisionally under the responsibility of Furnas Centrais Elétricas, until a tender is held for its concession, as per Ministerial Order Nº 189/2013 of the Mining and Energy Ministry.

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

Ministry of Mines and Energy—MME

The MME is the Federal Government’s primary regulator of the power industry, Following the adoption of the New Industry Model Law, the Federal Government, acting primarily through the MME, undertook certain duties that were previously under the responsibility of Aneel, including the drafting of guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

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

Energy Research Company—EPE

On August 16, 2004, the Federal Government enacted the decree that created the Electricity Research Company, or EPE, a state-owned company, which is responsible for conducting strategic research on the energy industry, including, among others, electric energy, oil, gas, coal and renewable energy sources, EPE is responsible for (i) studying projections of the Brazilian energy matrix, (ii) preparing and publishing the national energy balance, (iii) identifying and quantifying energy resources and (iv) obtaining the required environmental licenses for new generation concessionaires. The research carried out by EPE will be used to subsidize MME in its policymaking role in the domestic energy industry, EPE is also responsible for approving the technical qualification of new electric energy projects to be included in the related auctions.

The Electricity Sector Monitoring Committee—CMSE

Decree 5,175, of August 9, 2004, established the Electricity Sector Monitoring Committee, or CMSE, which acts under the direction of the MME, The CMSE is responsible for monitoring and permanently evaluating the continuity and security of the electricity supply conditions and for indicating necessary steps to correct identified problems.

Ownership Limitations

On November 10, 2009, Aneel issued Resolution No, 378, which established that Aneel, upon identifying an act that may cause unfair competition or may result in relevant market control, must notify the Secretariat of Economic Law (Secretaria de Direito Econômico) (“SDE”) of the Ministry of Justice, pursuant to art, 54 of Law No, 8,884 of June 11, 1994, After the notification, the SDE must inform CADE, On November 30, 2011 Law No, 8,884 was revoked and replaced by Law 12,529, This new law extinguished SDE and replaced it with the General Superintendency (Superintendência Geral), If necessary, the General Superintendency will require Aneel to analyze the aforementioned acts, CADE will decide if there should be any punishment regarding those acts, which may vary from pecuniary penalties to the split of the company, pursuant to articles 37 and 45 of the abovementioned law.

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

Regulatory Charges

Global Reversion Fund and Public Use Fund—RGR and UBP

In certain circumstances, power companies are compensated for assets used in connection with a concession if this concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Fund (Reserva Global de Reversão), or RGR, designed to provide funds for such compensation. In February 1999, Aneel revised the assessment of a fee requiring all distributors, transmission companies and certain generators operating under public service regimes to make monthly contributions to the RGR at an annual rate equal to 2,5% of the company’s fixed assets in service, but not to exceed 3,0% of total operating revenues in any year, In recent years, the RGR has been used principally to finance generation and distribution projects.

The Federal Government has imposed a fee on IPPs reliant on hydrological resources, except for Small Hydroelectric Power Plants and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR, IPPs are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público), or UBP, according to the rules of the corresponding public bidding process for the granting of concessions, Eletrobrás received the UBP payments until December 31, 2002, All payments to the UBP since December 31, 2002 are paid directly to the Federal Government.

Since January 2013, the Global Reversion Fund is not charged to any (i) distribution company; (ii) transmission and generation utilities that extended its concessions granted under Law No, 12,783; and (iii) any transmission utility which had commenced its bidding procedure from September 12, 2012 onward.

Fuel Consumption Account—CCC

The Fuel Consumption Account (Conta de Consumo de Combustível), or CCC, was created in 1973 to generate financial reserves to cover elevated costs associated with the use of thermoelectric energy plants, especially in the northern region of Brazil given the higher operating costs of thermoelectric energy plants compared to hydroelectric energy plants, Each energy company is required to contribute annually to the CCC, The annual contributions were calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year, The CCC, in turn, was used to reimburse energy companies for a substantial portion of the fuel costs of their thermoelectric energy plants, The CCC was administered by Eletrobrás.

Since January 2013, the Fuel Consumption Account is not charged to any kind of utility and or market participant due to the provisions of Law No, 12,783/2013

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Power Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources, Such amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account— CDE

In 2002, the Federal Government instituted the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by Aneel and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution system, These fees are adjusted annually, The CDE was created to support the (1) development of electricity production throughout the country, (2) production of electricity by alternative energy sources, (3) universalization of energy services throughout Brazil, With the enactment of Law No, 12,783/2013 these fee was used to assure ,  the decreasing the electricity tariffs, The CDE shall be in effect for 25 years and shall be managed by Eletrobras.

The New Industry Model Law establishes that the failure to pay the contribution to RGR, Proinfa Program, the CDE or payments due by virtue of purchase of electricity in the regulated market will prevent the non-paying party from receiving a rate readjustment (except for an extraordinary revision) or receiving resources arising from the RGR or CDE.

Aneel Inspection Charge - TFSEE

Energy Services Inspection Charge, or TFSEE, is an annual tax charged by Aneel for its administrative and operational costs, The tax is calculated according to PRORET (Procedimento de Regulação Tarifária) -  Subtitlle 5,5 Energy Services Inspection Charge — TFSEE based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization, The TFSEE is limited to 0,4% of the annual economic benefit, considering the installed capacity, earned by the concessionaire, permit holder or authorized party and must be paid directly to Aneel in 12 monthly installments.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE, attempts to mitigate the risks involved in the generation of hydroelectric power by mandating that all hydrogenerators share the hydrological risks within the Brazilian Grid, Under Brazilian law, the revenue arising from the energy sales by generators does not depend on the amount of energy they in fact generate, but rather on Guaranteed Energy or Assured Energy of each plant, The Guaranteed or Assured Energy is indicated in each concession agreement.

Any imbalances between the power energy actually generated and the Assured Energy is covered by the MRE, In other words, the MRE reallocated the energy, transferring surplus from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy, The volume of electricity actually generated by the plant, either more or less than the Assured Energy, is priced pursuant to an “Energy Optimization Tariff” which covers the operation and maintenance costs of the plant, This revenue or additional expense will be accounted for on a monthly basis by each generator.

Although the MRE is efficient to mitigate the risks of individual plants that have adverse hydrological conditions in a river basin, it does not succeed in mitigating this risk when low hydro levels affect the National Interconnected System (“System”) as a whole or large regions of it, In extreme situations, even with the MRE, generation of the entire System won’t attain the level of the Assured Energy and hydro generators may be exposed to the spot market, In these situations, the shortage in hydro resources is going to be compensated by greater use of thermal generation and spot prices will be higher.

Rates for the Use of the Distribution and Transmission Systems

Aneel oversees rate regulations that govern access to the distribution and transmission systems and establish rates (i) for the use of the local distribution system, or Distribution Usage Rates, or TUSD, and (ii) for the use of the interconnected transmission grid, or Transmission Usage Rates, or TUST, Additionally, distribution companies of the South, South-East and Midwest interconnected system pay specific charges for the transmission of electricity generated at Itaipu. All this rates are set by Aneel, The following is a summary of each rate or charge:

TUSD

The TUSD is paid by generation companies, others distribution companies and consumers for the use of the distribution system to which they are connected, It is readjusted annually according to an inflation index and the variation of costs for the transmission of energy and regulatory charges. This readjustment is passed to customers of the Distribution network in the Annual Rate Adjustment or Revisions.

TUST

The TUST is paid by generation and distribuition companies and Free Consumers for the use of the basic transmission grid to which they are connected, It is adjusted annually according to an inflation index and the annual revenue of the transmission companies adjustment, According to criteria established by Aneel, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users, Generation and distribuition companies and Free Consumers also pay a fee for exclusive transmission conections to some transmission companies, The fee is set by the regulator for a 12 month period and it is paid mothly through the issuance of invoices.

Distribution

Distribution rates are subject to review by Aneel, which has the authority to adjust and review rates in response to changes in electricity purchase costs, charges payments or transmissions payments, or others related to  market conditions,, Aneel divides the costs of all distribution companies between (1) costs that are beyond the control of the distributor, or Parcel A costs, and (2) costs that are under the control of the distributor, or Parcel B costs, The rate adjustment is based on a formula that takes into account the division of costs between the two categories.

Parcel A costs include, among others, the following:

•                  Regulatory Charges (RGR, CCC, CDE, TFSEE and Proinfa);

•                  Costs of electricity purchased for resale (CCEAR, Itaipu’s Energy and bilateral agreements); and

•                  Transmission’s fee (Transmissions National Grid, Transmission Frontier Grid , Transport of Electricity from Itaipu, Use of network Connection to others transmission’s companies, use of others distributions company network and ONS).

Parcel B costs are those that are within our control and include:

•                  return on investment;

•                  taxes;

•                  regulatory default;

•                  depreciation costs; and

•                  operation costs of the distribution system,

In general, Parcel A costs are fully passed through to consumers, Parcel B costs, however, are restated for inflation in accordance with General Market Price Index (Indice Geral de Preços do Mercado), or IGP-M index, adjusted by an X Factor. Electricity distribution companies, according to their concession contracts, are also entitled to periodic revisions (revisão periódica). These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession and (2) determining the X factor.

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

Item 4A,    Unresolved Staff Comments

Not Applicable.

Item 5.                     Operating and Financial Review and Prospects

You should read the information contained in this section together with our financial statements contained elsewhere in this annual report, The following discussion is based on our financial statements, which have been prepared in accordance with IFRS and presented in reais.

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

Basis of measurement

The consolidated financial statements have been prepared based on the historical cost basis except for the following material items in the statement of financial position:

•     Financial instruments and derivative financial instruments measured at fair value

•     Non-derivative financial assets measured at fair value through profit or loss

•     Financial assets held for trading measured at fair value,

•     Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value,

The consolidated financial statements are presented in reais, which is the Company’s subsiaries and joint controlled entities functional currency.

Critical Accounting Estimates

The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain. The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. For more detailed information about our Critical Accounting Policies and Estimates, please refer to Note 2 to our audited consolidated financial statements as of December 31, 2013.

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

Property, plant and equipment

The goods in Property, plant and equipment are valued at the cost incurred on the date of their acquisition or formation, including deemed cost, and capitalized financial costs, less accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

Intangible assets

The following criteria are applied to individual cases: (i) Intangible assets acquired from third parties are measured at total acquisition cost, less expenses of amortization; and (ii) intangible assets generated internally are recognized as assets in the phase of development, provided that the technical feasibility of using them is demonstrated and that the future economic benefits are probable. They are measured at cost, net of accumulated amortization and accumulated impairment losses.

Financial assets of the concession

Our accounting treatment for financial assets of the concession depends on the evaluation criteria of the assets linked to the concession.

For the distribution activity assets - We measure the value of the assets which will not be fully amortized by the end of the concession agreement period and reports this amount as a financial asset of the concession because it is an unconditional right to receive cash or other financial asset directly from the grantor. The portion of the assets of the concession that will be fully amortized during the concession period is recorded as intangible assets and is amortized in full during the concession agreement period.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When the assets start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraph: The portion of the assets that is recorded in financial assets is valued based on the new replacement cost, having as a reference the amounts homologated by the Concession-granting power for the Asset Base for Remuneration in the processes of tariff review.

For the transmission activity assets - Since the transmission contracts determine that the concession holders have an unconditional right to receive cash or another financial asset directly from, or in the name of the Concession-granting power, for the new transmission concessions, we recorded a financial asset at fair value, corresponding to the transmission revenue to be received during the whole period of the concession.

Depreciation and Amortization

Depreciation and Amortization  is computed using the straight-line method, at annual rates based on the estimated useful lives of the assets, in accordance with Aneel regulations and industry practice in Brazil.

Our accounting treatment for amortization of intangible assets depends on the nature of the intangible asset. Intangible assets linked to a service concession agreement, net of residual value, are amortized in accordance with IFRIC 12 on a straight-line basis over the concession period stipulated in the concession contract. Other intangible assets are amortized on a straight-line basis over the estimated useful economic lives of the assets in conformity with the amortization rates established by Concession-granting power.

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

The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. These assumptions are described in Note 22 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries and healthcare costs. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other post-retirement obligations.

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

Derivative Instruments

Accounting for derivative transactions requires us to employ judgment to compute fair market values, which are used as the basis for recognition of the derivative instruments in our consolidated financial statements, Such measurement may depend on the use of estimates such as long term interest rates, foreign currencies and inflation indices, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market. For more detailed information about Derivative Instruments please refer to Note 29 to our audited consolidated financial statements as of December 31, 2013.

The subsidiary Cemig GT has granted to the Equity Fund that is a shareholder in Taesa an option to sell its shares in Taesa, exercisable in October 2014. The option is calculated through the sum of the value of the amounts injected by the fund into Taesa, plus running expenses of the Fund, less Interest on Equity, and dividends, paid by Taesa. The net amount is to be updated by the IPCA Index (published by the IBGE), plus financial remuneration. More details see explanatory note 15 to the financial statements.

New Accounting Pronouncements

In the current year, the company has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatory effective for the accounting period that begins on or after 1 January 2013. Below we highlight the main changes that have an effect on the financial statements.

IAS 19, revised – Employee benefits

Amendments to IAS 19, Employee Benefits eliminated the “Corridor” approach under which entities were able to opt for deffered recognition of a given portion of actuarial gains and losses, by establishing that all actuarial gains and losses must be recognized immediately in Equity. The amendments included significants changes in the presentation of cost components, as a result of which the service cost relating to post-employments benefit obligations (past service cost and plan curtailments and settlements) and net interest cost must be recognized in profit or loss and remeasurement component (comprising basically actuarial gains and losses) must be recognized in Equity - Other Comprehensive Income and may not be reclassified to profit or loss. In accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively as from January 1, 2013, by adjusting the opening balances of Equity for the earliest period presented as if the new accounting policy had always been applied. The effect arising from the adoption of the new accounting practices for recording of actuarial obligations for post-employment benefits, which was retrospectively applied, was a reduction in stockholders’ equity on December 31, 2012 in the amount of R$ 494 million (R$ 79 million on January 1, 2012). The impact on the Statements of income for 2013 arising from the revision of the Standard represented a reduction of R$ 18 million in the expense on post-employment benefits, in comparison with the expense which would have been recorded under the former accounting practice.

IFRS 11 – Joint arrangements

IFRS 11 – Joint arrangements: This replaced IAS 31 and states how an agreement for joint control should be presented in the financial statements. Under this new standard, the structure of a joint business is no longer the principal factor in determination of the type of business, and, consequently, of how it is accounted. Jointly-controlled enterprises (joint ventures) must be accounted by the equity method, and the proportional consolidation method will no longer be allowed. As from January 1, 2013, the Company ceased to proportionally consolidate its directly and indirectly jointly-controlled subsidiaries.  These changes did not cause any impact on the Company’s profit, but they did impact the individual account lines in the consolidated Statements of income, with a counterpart in Equity gain (loss) in subsidiaries, and also reduction in the lines of consolidated assets and liabilities, with counterpart in an increase in the line Investments, as shown in Explanatory Note 2.5 to the financial statements.  There was also an impact between lines in the consolidated Statements of comprehensive income, Cash flows and Added value.

IFRS 10, Consolidated Financial Statements – this standard supersedes the previous IAS 27 and SIC 12, and introduces a single control-based consolidation model, irrespective of the nature of the investee. IFRS 10 modifies the previous definition of control. The new definition of control sets out the following elements of control: power over the investee; exposure, or rights, to variable returns from involvement in the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS 12 – Disclosure of interests in other entities. This is a disclosure standard applicable to entities that have holdings in subsidiaries, participation agreements, affiliates and/or structured entities that are not consolidated. In general, the requirements for disclosure under IFRS 12 are more wide-ranging than the previous rules. The impact is a greater disclosure of information on the jointly-controlled subsidiaries, included in Explanatory Note 15.

New Standards not yet adopted

The Company has not adopted the new and revised International Financial Reporting Standards listed below, which have been issued but not yet come into effect. Below are comments on those that it believes to be applicable to its operations:

•                  Changes to IFRS 7 and IAS 32 – Offsetting of financial assets and liabilities, and related disclosures (1)

•                  IFRS 9 – Financial Instruments (2)

•                  Changes to IFRS 9 and IFRS 7: Mandatory effective date of IFRS 9 and Transition Disclosures (2)

•                  Changes to IFRS 10, IFRS 12 and IAS 27 – Investment entities (1)

•                  IFRIC 21 – Taxes (1)

(1)         In effect for annual periods starting on or after January 1, 2014.

(2)         In effect for annual periods starting on or after January 1, 2018.

Changes to IFRS 7 and IAS 32 – Offsetting of financial assets and liabilities, and Related Disclosures

The changes to IAS 32 clarify questions of adoption existing in relation to the requirements for offsetting of financial assets and liabilities. Specifically, these alterations clarify the meaning of “currently has a legally enforceable right to set off” and “simultaneous realization and settlement”.

The alterations to IFRS 7 require that entities disclose the information on the rights of offsetting and related agreements (such as requirements for guarantees) for the financial instruments that are subject to offsetting or similar contracts.

The changes to IFRS 7 are applicable for annual periods beginning on or after January 1, 2013 and periods intermediate to these annual periods. The disclosures are to be made retroactively (retrospectively) for all the periods compared. However, the changes to IAS 32 are not applicable to annual periods starting before January 1, 2014, with retrospectively adoption required.

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

IFRS 9 establishes that all the financial assets recognized that are within the scope of IAS 39 – Financial instruments: Recognition and measurement must be subsequently measured at amortized cost or fair value.

The most significant effect of IFRS 9 in terms of the classification and measurements of financial liabilities is in accounting of changes in fair value of a financial liability (designated at fair value through profit or loss) that are attributable to changes in the credit risk of that liability.  Specifically, under IFRS 9, in relation to the financial liabilities recognized at fair value through profit or loss, the amount of the change in the fair value of the financial liability attributable to changes in the credit risk of that liability is recognized in Other comprehensive income, unless the recognition of the effects of the change in the credit risk of the liability in Other components of comprehensive income would result in or increase accounting mismatch in the Statements of income. Variations in fair value attributable to the credit risk of a financial liability are not reclassified in the Statements of income. Previously, under IAS 39, the total amount of the change in the fair value of the financial asset recognized at fair value through profit or loss was recognized in the Statements of income.

The Company’s management expects that adoption of IFRS 9 in the financial statements will have a significant effect on the balances reported in financial assets and liabilities (for example, the financial assets of the concession currently classified as investments available for sale will be measured at fair value at the end of the subsequent reporting periods, and the alterations in fair value will be recognized in profit or loss). However, it is not possible to supply a reasonable estimate of this effect until a detailed review is carried out.

Changes to IFRS 10, IFRS 12 and IAS 27 – Investment entities

These define an investment entity, and require that a reporting entity which fits the definition should not consolidate its subsidiaries but, instead, value them at fair value through profit or loss in its consolidated and separate financial statements.

IFRIC 21 – Taxes

This supplies orientations on when a liability for a tax defined by the government should be recognized.

The Company is analyzing the impacts of these alterations. No significant impact on the financial statements has been identified.

Principal Factors Affecting our Financial Condition and Results of Operations

Analysis of Electricity Sales and Cost of Electricity Purchased

Electricity rates in Brazil, related to electricity distribution companies sales to captive customers, are set by Aneel, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See “Item 4, The Brazilian Power Industry–Rates”.

We charge captive consumers for their actual electricity consumption during each 30-day billing period at specified rates, Certain large industrial consumers are charged according to the electricity capacity contractually made available to them by us, with adjustments to those rates according to consumption during peak demand time as well as capacity requirements that exceed the contracted amount.

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

	Year ended December 31,
	2013	2012	2011
Electricity Sales:
Average rate to final consumers (R$/MWh)
Industrial rate	171,54	172,26	167,59
Residential rate	476,93	551,23	507,52
Commercial rate	390,06	442,60	435,99
Rural rate	244,72	273,71	267,56
Public services rate and others	284,49	325,66	328,06

Total sales to final consumers (GWh)
Industrial consumers	23,452	25,473	26,029
Residential consumers	9,473	8,871	10,742
Commercial consumers	6,035	5,723	6,985
Rural consumers	3,028	2,857	2646

Public services and other consumers	3,371	3,258	4001

Average rate (R$/MWh)	277,50	296,24	296,71
Total revenues (millions of R$)	12,597	13,691	14,955
Sales to distributors:
Volume (GWh)	16,127	13,368	14,458
Average rate (R$/MWh)	132,94	126,35	109,07
Total revenues (millions of R$)(1)	2,144	1,689	1,577

(1)                                  Does not include R$ 39 million, R$ 36 million and R$ 24 million relating to Proinfa Program during 2013, 2012 and 2011 respectively,

Distribution Rates

Our operational results have been significantly affected by fluctuations in the levels of rates that Cemig Distribution (Cemig D) and Light are authorized to charge for distribution of electricity.  The process of setting rates in Brazil has been influenced, historically, by government attempts to control inflation.  With the restructuring of the Brazilian electricity sector, begun in 1995, and under the terms of the renewal of the concession contract that we signed with Aneel in 1997, there have been significant changes in the process of setting tariffs.

Every year, in April, Aneel issues a Resolution that establishes the average annual rate adjustment for Cemig D (Distribution).  In 2011 this rate was 10.47%; in 2012, 5.24% and, in 2014, 16.33%. In 2013, the revision rate was 2.99%.

In January 2013 the Brazilian federal government published Law 12783, which removed some charges imposed on providers of electricity, reducing the prices of electricity sold by those generators that had their concession agreements renewed, and also the prices for transmission of electricity, due to reduction of the Permitted Revenue of those transmission companies that had their concessions renewed.  On January 24, Aneel set new tariffs for the distributors to pass through the effects of that law to consumers.  This adjustment was made by an Extraordinary Tariff Review, for all the distributors.  For Cemig this tariff adjustment represented a reduction of invoiced revenue by 22%. However, this adjustment did not affect our operational revenue, because it was applied only in the costs of Portion A, which are the non-manageable costs.

On April 7, 2014 Aneel set the annual tariff adjustment for Cemig D (Distribution) at 16.33%.  This had the following components: (i) an increase of 11.91%, due to the Tariff Adjustment Index; (ii) an increase of 3.08% due to the variation in Portion A costs – CVA - non-manageable costs; (iii) increase of 1.33% related to other financial adjustments. The subsidies given to certain consumers have an external treatment tariffs since 2013 and no longer appear as the tariff adjustment index component.

The average annual tariff adjustments of Cemig D in 2014, 2013, 2012 and 2011 and the revision of their respective components, are given in this table:

	2014	2013	2012	2011
Average annual/periodic rate adjustment	16.33%	2.99%	5.24%	10.47%
Components
Tariff adjustment index	11.91%	0.47%	2.90%	8.08%
Inter-year variation in fixed costs (CVA)	3.08%	1.03%	-2.70%	-1.06%
Subsidies	0.00%	1.45%	3.57%	5.03%
Other financial adjustments	1.33%	0.11%	1.47%	-1.58%

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

In 2010, Aneel approved the results for the second periodic revision, again with a reassessment of the entire asset base of Cemig Generation and Transmission. The results were released through Resolution No, 988, on June 18, 2010 defining a decrease in the annual revenue of 15,88%., The readjustment is retroactive to 2009, since the regulator had been working on the definition of the rules to be applied for this revision.

The concession contract provides that the revenue requirements are restated for inflation annually. Until January 2013, the index used to restate the annual inflation was the General Market Price Index, IGP-M. This IGP-M index rose 4.26% from June 2011 to May 2012 increasing the revenue for the 2012-2013 cycle. In June 2011, Aneel approved an increase in the transmission revenue of 5,0%. After the implementation of Law 12,783/2013 - Extension of Concessions, from 2013 onward, the amended concession contracts establish the IPCA as the inflation index considered to readjust the RAP annually.

By the end of 2012, the Federal Government renewed Cemig’s trasnmission concession and reduced the revenue from January 2013 to R$148 million per year, which does not include Heritage Training Programme for Civil Servants (Programa de Formação do Patrimônio do Servidor Público, or “PASEP”) and Social Security (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes.

In July 2013, with the annual tariff adjustment, the RAP of Cemig GT was increased to R$ 199 million, resulting from the addition of revenue from new works, a portion for adjustments related to the previous year, and the inflation adjustment by the IPCA index. The total variation in the RAP from January to July was 11.66%.

Rationing of electricity and government measures to compensate electricity concession holders

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for electricity, and Brazil’s significant dependence on electricity generated from hydroelectric sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectric generation plants. In May 2001 the federal government announced a group of measures requiring reduction in consumption of electricity in response to those conditions (‘the Brazilian electricity rationing plan’). Under this agreement electricity distribution and generation companies (such as our Company) were recompensed for the losses of revenue resulting from the rationing imposed by the federal government – either due to lower volume of sales, or reduction in electricity selling prices, or purchases of electricity on the CCEE. This compensation was given in the form of the right to charge extraordinary increases in electricity tariffs to consumers over a future period, which averaged 74 months, and ended in March 2008.

However, the New Industry Model (one of the principal purposes of which is to guarantee supply of electricity) created auctions for the Regulated Market (Ambiente de Contratação Regulado, or ACR), in which it is possible to buy electricity from new plants to guarantee supply. Since the New Industry Model was introduced, approximately 47,000MW of capacity have been placed in these auctions, for installation between 2008 and 2017.

Of this amount, a total of 5.97MW was contracted in ‘Reserve Auctions’ – that is to say, this power capacity is not committed to any contract, or to any minimum supply.

In the rainy season of late 2012 and early 2013, there was much less rainfall than expected in Brazil’s Southeastern region (November to March), and in this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s electricity consumption needs. In this period the principal strategy of the national system operator (Operador Nacional do Sistema Elétrico, or ONS) was to preserve storage capacity at the reservoirs of hydroelectric plants, to ensure supply of the system’s energy needs over the whole of the year 2013. This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which averaged R$ 121.29/MWh in July 2013.

In the rainy season of 2013–14, rainfall in the Southeast has again been significantly lower than the expected averages. This has placed the system in a state of alert at the beginning of 2014, focusing on means of maintaining the capacity to supply the system’s consumption needs. Storage levels are again lower than expected for the period, and final figures for rainfall and flows in the period were awaited, to give a complete picture of the need for adjustments of load to preserve the capacity to serve the market. At this moment the state is one of alertness to the need to preserve this capacity.

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

In light of the early settlement of the CRC Account. Cemig decided to buy back the senior units of the FIDC to which Cemig had assigned all its receivables under the CRC Account and, once in possession of all the units, terminate the FIDC, with payment by assignment of the credit rights that comprise the FIDC portfolio, at the price recorded in the FIDC. We believe the repurchase of the outstanding units of the FIDC was necessary so that the CRC settlement agreement would be negotiated and entered into by State of Minas Gerais and Cemig, with no need to involve the FIDC.

On December 5, 2012, Cemig repurchased, in the secondary market, the outstanding balance of the senior units of the FIDC owned by Banco Itaú BBA, Bradesco and two Bradesco mutual funds (Bradesco FI Multimercado CP Invest no Exterior and Bradesco FI Multimercado Pioneiro), for the amount of approximately R$ 711,3 million. This amount represents the sum of the installment payments not yet due, adjusted by the accumulated CDI rate from the date of issuance of the senior units of the FIDC up to the date of the purchase, as per the criteria established in Article 38, Paragraph 7 of the Regulations of the FIDC for the eventuality of extraordinary amortization of the senior units, as authorized by the Board of Directors through Board Spending Decision (CRCA) 101/2012, of December 5, 2012.

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

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. However, we have foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2012, the Company had swap contracts for the purpose of converting the original interest rate, of a particular financing, from an interest rate based on the variation in the exchange rate of the US dollar, to an interest rate based on the Brazilian Interbank CD Rate (the Certificado de Depósito Interbancário, or CDI, Rate). These transactions were settled during 2013. As a result, on December 31, 2013 the Company had no transactions of this nature outstanding.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Operating Revenues

Net operating revenues increased 3,5% from R$14,137 million in 2012 to R$14,627 million in 2013.

	2013	% of net operating revenues	2012	% of net operating revenues	2013 versus 2012%
	(in millions of R$)		(in millions of R$)
Electricity sales to final consumers	12,597	86.1	13,691	96.8	(8.0)
Revenue from wholesale supply to other concession holders and PROINFA)	2,144	14.7	1,689	11.9	26.9
Revenue from use of the electricity distribution grid -TUSD	1,008	6.9	1,809	12.8	(44.3
Revenue from use of the concession transmission system)	404	2.8	662	4.7	(39.0)
Transmission indemnity revenue	21	0.1	192	1.4	(89.1)
Construction revenues	975	6.7	1,336	9.4	(27.0)
Transactions in electricity on the CCEE	1,193	8.2	387	2.7	208.3
Other operating revenues	1,047	7.2	506	3.6	106.5
Taxes on revenue and regulatory charges	(4,762)	(32.6)	(6,135)	(43.4)	(22.4)
Total net operating revenues	14,627	100.0	14,137	100.0	3.5

Electricity sales to final consumers

Revenue from electricity sales to final consumers (excluding Cemig’s own consumption) decreased R$1,094 million or 8% from R$13,691 million in 2012 to R$12,597 million in 2013.

The variation mainly reflects the following factors:

•                  The average tariff charged to captive consumers of Cemig D – the Distribution company – was reduced by 18.14% by the Extraordinary Tariff Review created by Provisional Measure 579/2012. These tariffs were in effect from January 24, 2013 to April 7, 2013, the date on which the Periodic Tariff Review of Cemig D was completed.

•                  The total volume of electricity supplied to final consumers was 1.78% lower in 2013 than in 2012.

•                  Cemig D’s Annual Tariff Adjustment of 2012 increased the average rate paid by captive consumers by 3.85% from April 8, 2012 ( hole effect in 2013);

•                  The Tariff Review effective April 8, 2013 increased Cemig D’s tariff charged to captive consumers by a further 2.99%, from April 8, 2013.

•                  Readjustment on the energy sales contracts to free consumers in 2013, most contracts being indexed to the variation of the IGP-M.

Revenue from wholesale supply to other concession holders

Revenue from wholesale supply to other concession holders increased by R$455 million or 26,9% from R$1,689 million in 2012 to R$2,144 million in 2013. This variation comes from the increase of 5,2% on the average price for these sales that went from R$126,35/MWh in 2012 to R$ 132,948 /MWh in 2013 and from the increase of 20,6%, in the volume of electricity sold to other concession holders that went from 13,368,096 MWh in 2012 to 16,127,376 MWh in 2013.

Revenue from use of the electricity distribution grid (TUSD)

Revenue from the use of the electricity distribution system (TUSD) decreased R$801 million, or 44,3%, from R$ 1,809 million in 2012 to R$1,008million in 2013. This revenue comes from charges for energy sold to Free Consumers located in CEMIG’s concession area, and the variation in 2013 is due to the reduction on the rate arising from the tariff revision of Cemig D, with average effect perceived by free consumers of 33.22%, as of April 8, 2013, and reduced consumption of large industrial customers in 2013.

Revenue from use of the concession transmission system

Revenues from use of basic transmission system decreased by R$ 258 million, or 39.1%, from R$ 662 million in 2012 to R$ 404 million in 2013. Such revenues come from the transmission capacity of Cemig GT available for the national system, and this variation is mainly due to the renewal of concessions old broadcast of the Company, from 2013 that came to be paid only for the operation and maintenance of infrastructure, according to the terms of Provisional Measure No. 579 (converted into Federal Law No. 12.783/13).

Transmission indemnity revenue

In 2012 the Company posted an estimated gain of R$ 192 million, reflecting indemnity for the transmission assets that were within the criteria of Provisional Measure 579. In 2013 the amount was R$ 21 million, due to revision of the estimate of the amounts posted the previous year. There are more details in Explanatory Note 4 to the consolidated financial statements.

Revenue from transactions in electricity on the CCEE

Revenue from transactions on the wholesale electricity market (Câmara de Comercialização de Energia – Electricity Trading Chamber – or CCEE) totaled R$ 1,193 million in 2013, compared to R$ 387 million in 2012 – an increase of 208.27% from the previous year. This mainly reflects a higher availability of electricity for settlement on the CCEE in the period, which in turn particularly reflects migrated energy of Free Consumers, and excess amounts of electricity under availability contracts – associated with the average spot price (Preço de Liquidação de Diferenças, or PLD) being 57.81% higher in 2013, at R$ 263.06/MWh, compared to R$ 166.69/MWh in 2012.

Sales on the Spot Market

Cemig GT had positive exposure of 3,464.5 GWh to the spot market in 2013, Of this total, 20.4% was sale of secondary electricity supply, made available by the system through the Electricity Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE), and 30.0% was from settlement of the energy from the Jaguara hydro plant, which is under the effect of a court injunction. The positive exposure in 2013 generated revenue of R$ 1,001.4 million. From this result, it can be seen that a majority of resources available for sale came from firm bilateral contracts, both from Cemig’s own plants and also from purchase of energy from third parties. The commercial opportunities that occurred provided the possibility of liquidation of part of our support supply, as well as secondary energy, at high spot rates, thus adding value and profit to the company.

Cemig GT
GWh	2011	2012	2013
Electricity sold on the CCEE	343	938	4.411
MRE adjustment (Secondary supply)	4150	2949	707
MRE adjustment (GSF <1)	-647	-1048	-2701
Jaguara Plant (Injunction)	0	0	1048
Total	3,846	2,840	3,465

In 2011, almost all of the electricity sold on the CCEE was secondary supply – it is mandatory that this should be placed and sold on the spot market. The trend was similar in 2012. Due to the high spot market prices at the beginning of 2013, the de-contracted supply that the company had in hand was seasonalized so as to be settled in January 2013 – the average spot price for that month was R$ 413.95 / MWh.

Cemig D had negative exposure of 103.1GWh in the short-term market in 2013. This was due to the A–1 auction at the end of 2012 not taking place, and the lack of success of the auctions over the course of 2013. Cemig D also had involuntary exposure, due to delays in commercial start-up of plants that had sold electricity to distributors at the auctions held by the Mining and Energy Ministry (MME), and also because of the loss of the contracts of plants that were not built, in spite of having sold energy at MME auctions. Possible financial losses or gains from Cemig D’s spot market exposure are accounted by Aneel for passing on to the final tariffs paid by the company’s consumers.

Cemig D
GWh	2011	2012	2013
Electricity sold on the CCEE	465	-52	-1,376

Construction revenues

Construction revenues reduced R$360 million, from R$ 1,336 million in 2012 to R$ 975 million in 2013, due to a smaller investment in concessions actives. Those revenues represent the investments in concessions assets. See Note 26 to our consolidated financial statements.

Other operating revenues

Other operating revenue increased by R$ 541 million, or 106.92%, from R$506 million in 2012 to R$ 1,047 million in 2013, Our other operating revenues are:

	2013	2012
	(in millions of reais)
Charged services	10	17
Telecomunication services	127	145
Rendering services	122	96
Grants	673	176
Rent and Lease	57	71
Other	58	1

Total	1,047	506

This variation was mainly cause by the transfer of resources from the Energy Development Account (EDA) to compensate the subsidies on the Tarif of Use of the System Distribution (TUSD) which were not incorporated in the tariff, amounting to R$ 488 million in 2013. The increase in other operating revenues was also due to the Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras in amount of R$ 673 in 2013 compared to R$ 176 in 2012.

Tax on revenues and regulatory charges

Taxes on revenues decreased R$1,373 million, or 22,38% , from R$6,135 million in 2012 to R$4,762 million in 2013. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers; (ii) COFINS, assessed at a rate of 7,6%; and (iii) PASEP, assessed at a rate of 1,7%. The decrease is primarily the result of Provision Measure 579/12, which reduced sector charges. See Note 25 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses decreased R$296 million, or 2.6%, from R$ R$11,528 million in 2012 to R$ R$11,232 million in 2013. For more information refer to Note 26 to our consolidated financial statements.

	2013	% of net operating revenues	2012	% of net operating revenues	2013 versus 2012%
	(in millions of R$)		(in millions of R$)

Electricity purchased for resale	(5,207)	(35.6)	(4,683)	(33.1)	11.2

Charges for the use of transmission facilities of the basic grid	(575)	(3.9)	(883)	(6.2)	(34.9)

Depreciation and amortization	(824)	(5.6)	(763)	(5.4)	8.0

Personnel	(1,284)	(8.8)	(1,173)	(8.3)	9,5

Employee’ and managers’ profit sharing	(221)	(1.5)	(239)	(1.7)	(7.5)

Outsourced services	(917)	(6.3)	(906)	(6.4)	(1.2)

Post-employment obligations	(176)	(1.2)	(134)	(0.9)	31.3

Materials	(123)	(0.8)	(73)	(0.5)	68.5

Royalties for usage of water resources	(131)	(0.9)	(185)	(1.3)	(29.2)

Provisions for operating losses	(305)	(2.1)	(671)	(4.7)	(54.5)

Construction costs	(975)	(6.7)	(1,336)	(9.5)	(27.0)

Other operating expenses, net	(493)	(3.4)	(481)	(3.4)	2.5

Total operating costs and expenses	(11,231)	(76.8)	(11,527)	(81.5)	2.6

The following are the main variations in expenses:

Electricity purchased for resale: This consists mainly of purchases from Itaipu, through Eletrobrás, and tender auctions sponsored by the federal government.  Under the present rules, we are required to buy part of the capacity of Itaipu, with payment denominated in US dollars. We also buy electricity on the CCEE, through ‘bilateral contracts’. The expense on electricity bought for resale was 33.1%, or R$ 524 million, higher in 2013, at R$ 5,207 million, compared to R$ 4,683 million in 2012. The main factors in this difference are:

•                                           Purchases of electricity in the Free Market were R$ 578 million higher in 2013, due to a higher volume of trading activity by Cemig GT, partly reflecting higher prices of electricity in the Brazilian market.

•                                           The expense on electricity from Itaipu Binacional was 14.80% higher, reflecting its indexation to the dollar: this expense was R$ 1,016 million in 2013, compared to R$ 885 million in 2012. Among other factors, this reflects the depreciation of the Real against the dollar in 2013, compared to its appreciation against the dollar in 2012. The average dollar exchange rate for invoices in 2013 was R$ 2.0313/US$, compared to R$ 1.5897/US$ in 2012 – a difference of 27.78%.

•                                           The effect of this increase was partially offset by lower net expenses on spot market purchases arising from exposure in the CCEE, following the government’s reimbursement of a portion of this extra cost, totaling R$ 1,008 million, as follows:

-                                             R$ 489 million for reduction of the impact of the tariff adjustment, limited to 3.0% by the federal government – Cemig D received non-deferred payment of part of the expenses on purchase of electricity that exceeded revenue in the period April 2012 to April 2013; and

•                                           R$ 519 million to relieve the effect of the Company’s financial exposure to the spot market, to cover the resulting deficit in tariff revenue caused by: hydrological risk arising from reservoir levels; involuntary exposure arising from not adhering to the extension of certain concessions; and the System Service Charge for Supply Security (Encargo de Serviço de Sistema, or ESS).

Charges for use of the transmission network: These are primarily the costs of transport of electricity in the Brazilian national grid – which under the Brazilian regulatory legislation are prorated between the distribution companies. Charges for use of the transmission network, which are set by Aneel, were 34.9%, or R$ 308 million, lower in 2013, at R$ 575 million, compared with R$ 883 million in 2012.

This is a result of Law 12783/2013, which reduced the sector charges and also renewed older transmission concessions, at the same time reducing the remuneration of the concession holders, which was thus reflected in lower transmission charges.

These rates, which are set by an Aneel resolution, are paid by the distribution and generation agents, for use of the facilities that comprise the National Grid.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Personnel expenses were 9.5%, or R$ 107 million, higher in 2013 at R$ 1,284 million, compared with R$ 1,173 million in 2012.

This increase is due to: the average increase in salaries of 6.0% given to employees in 2012 under the 2012–3 Collective Agreement (thus affecting all months of 2013), and the average increase of 6.85% from November 2013 under the 2013–14 Collective Work Agreement; acceptances by employees of the Company’s PDV and PID Voluntary Retirement Programs, with a provision of R$ 78 million in the 2013 statements of income (compared to R$ 34 million in 2012); and also a result of the cost of personnel transferred to works in progress being R$ 50 million lower, due to a smaller investment program in 2013.

Provisions for operating losses were 54.5%, or R$ 366 million, lower in 2013, at R$ 305 million, compared to R$ 671 million in 2012.  The main factors in the reduction were:

•                                           A provision of R$ 403 million in 2012, for the Settlement Agreement between Cemig and the federal government on the now-extinct CRC Account – this was an agreed prior condition for the early settlement by Minas Gerais State of its outstanding debt to Cemig under the CRC Account.

•                                           Allowance for doubtful accounts in the amount of R$ 121 million in 2013, compared to R$ 227 million in 2012, reflecting the provision of R$ 159 million in 2012 for the loss related to the imposition of ICMS (value-added tax) on the charges for use of the distribution system (TUSD).

•                                           The provision for employment-law related legal actions was R$ 168 million higher in 2013, due to a review of the estimates for contingent losses in legal actions.

As a result of the above factors, Cemig reported operational profit before financial expenses of R$ 4,362 million in 2013, compared to operational profit before financial expenses of R$ 3,475 million in 2012.

Financial revenues (expenses), net Financial revenues expenses, net, includes (i) financial income, which is mainly comprised of interest and a monetary restatement of our account receivable from the State Government, investment income earned, late charges on overdue electricity bills and foreign exchange gains and (ii) financial expenses, which are mainly comprised of interest expense on loans and financing, foreign exchange losses, monetary restatement losses, charges and adjustments for inflation on post-employment obligations paid to pension funds and other expenses.

Net financial expenses were R$ 309 million in 2013 compared to net financial revennues of R$1,629 million in 2012, The main factors that impacted our net financial results in 2013 were:

• Cemig court discussed the illegality of § 1 of article 3 of Law no. 9,718, of November 27, 1998, on extending the basis for calculating the contribution to PASEP and COFINS on Interest Income and Other Non-Operating Revenue, concerning the period 1999 to January 2004, and succeeded by a final decision. As a result, the transfer of credit to their subsidiaries was authorized, and to Cemig D, was in a percentage of 51.93% and 48.07% of Cemig GT claimed overall, allowing offset against other taxes of the Union the total gain for the Company was U.S. $ 313 million being recognized in the financial result of R $ 81 million and reversal of PASEP and COFINS and R $ 232 million as revenue from inflation adjustments;

• revenue restatement of contract CRC in 2012, R $ 2,383 million as a result of its early settlement. More details in Note 12; reduction in spending on costs of loans and financing: U.S. $ 698 million in 2013 compared to R $ 811 million in 2012 this reduction is due primarily to lower debt level linked to the CDI in 2013 compared to 2012 should be emphasized that in the case. indexed to the CDI debt, any variation of the index is allocated as charges, with the inflation index-linked debt is only allocated as interest burden, and the variation of the inflation index allocated as expense inflation adjustment;

Income tax and the Social Contribution tax

In 2013, Cemig’s expense on income tax and the Social Contribution tax was an expense of R$ 950 million, on pretax profit of R$ 4,054 million, representing a rate of 23.4%.

In 2012 this expense was R$ 83 million, on pretax profit of R$ 5,104 million, a rate of 16.3%.

The lower expense on income tax and the Social Contribution tax in 2012 was the result of the payment in 2012 of remuneration to stockholders totaling R$ 1.7 billion in the form of Interest on Equity, compared to a total of R$ 533 million in 2013.  Interest on Equity is an instrument for payment to stockholders that is an expense deductible from Net profit for the calculation of income tax. The income tax on its amount is paid by the stockholder that receives it, at the rate of 15%. The effective rates are reconciled with the nominal rates in Explanatory Note 10 to the consolidated financial statements.

Net Income

As a result of the foregoing, we had net income of R$3,104 million in 2013 compared to net income of R$4,272 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net operational revenue

Net operating revenues increased 14.1% from R$ 12,393 million in 2011 to R$ 14,137 million in 2012.

	2012	% of net operational revenues	2011	% of net operational revenues	Change, % 2011–12
	R$ million		R$ million

Sales of electricity to final consumers	13,691	96.8	12,522	101.0	9.3
Revenue from wholesale supply to other concession holders, and under Proinfa program	1,689	11.9	1,504	12.1	12.3

Revenue from charges for use of the electricity distribution system (TUSD)	1,809	12.8	1,771	14.3	2.1

Revenue from use of the transmission concession network	662	4.7	612	4.9	8.2
Transmission indemnity revenue	192	1.4	-	-	-

Construction revenue	1,336	9.5	1,232	9.9	8.4
Revenue from transactions on the CCEE	387	2.7	175	1.4	121.1
Other operational revenues	506	3.6	362	2.9	40.1

Taxes and regulatory charges applied to revenue	(6,135)	(43.4)	(5,785)	(46.7)	6.1

Total net operational revenues	14,137	100.0	12,393	100.0	14.1

Electricity sales to final consumers

Revenues from sales of electricity to final consumers (excluding Cemig’s own consumption) increased by R$ 1,169 million, or 9.3%, in 2012, to R$ 13,691 million, from R$ 11,522 million in 2011.

The increase mainly reflects:

•                  volume of electricity invoiced to final consumers (excluding Cemig’s own internal consumption) 2.1% higher;

•                  tariff adjustments for the concessions of Cemig D (Distribution): increases averaging 7.24% from April 8, 2011, and 3.85% from April 8, 2012;

•                  adjustment in the rates of contracts for sale of electricity to Free Consumers, most of which are indexed to the IGP–M index – which posted inflation of 7.8% in 2012;

Revenue from wholesale supply to other concession holders

Revenues from wholesale supply to other concession holders and under the Proinfa program to encourage generation from alternative sources increased by R$ 185 million, or 12.3%, to R$ 1,689 million in 2012, from R$ 1,504 million in 2011. The average price of these sales was 21.1% higher, at R$ 128.73/MWh in 2012, compared to R$ 106.29/MWh in 2011. The effect of this was partially offset by the volume of electricity sold to other concession holders being 7.3%, or 1,029 GWh, lower in 2012, at 13,121 GWh, compared to 14,150 GWh in 2011.

Revenue from use of the electricity distribution grid (TUSD)

Revenue from use of the distribution system (the TUSD charge) was R$ 37 million, or 2.1%, from R$1,771 million in 2011 to R$1.809 million in 2012. These revenues come from charges made to Free Consumers located in the concession areas of Cemig. The increase in 2012 was due to the adjustment of rates, and a higher volume of electricity transported to Free Consumers by Cemig, resulting from the recovery in industrial activity and migration of captive consumers to the Free market in 2012.

Revenue from use of the  transmission  concession network

Revenue from use of the basic transmission system increased R$50 million, or 8,2%, from R$612 million in 2011 to R$662 million in 2012. This revenue is from the transmission capacity of Cemig Generation and Transmission made available to the national  grid network in the transmission market.

Revenue from transmission indemnities

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

Construction revenues

Construction revenues increased R$104 million, from R$1.232 million in 2011 to R$1,336  million in 2012, due to greater investment in 2012 in concession assets. Those revenues represent the investments in concession assets and  including, in some cases. the profit margin recorded in each transaction . A large portion of construction revenues  was offset by the related construction costs.

See Note 25 to our consolidated financial statements.

Sales on the Spot Market

Cemig GT had positive exposure of 2,967,742 GWh to the spot market in 2012,  Of this total, 99,4% was sale of secondary electricity supply, made available by the system through the Electricity Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE). This positive exposure in 2012 in the stock market generated revenue of R$ 180 million.  From the results as shown, it can be seen that sales in firm bilateral contracts represented almost the totality of the electricity available for sale, both from the company’s own plants and for electricity from third parties. Practically the only energy accounted as short-term market exposure was secondary supply, since this supply cannot be sold in bilateral contracts, because it arises from an operative dispatching decision by the national system operator (Operador Nacional do Sistema, or ONS).

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

Other operating revenues

Other operational revenue increased by R$144 million, or 39.8%, from R$362 million in 2011 to R$506 million in 2012, Our other operating revenues are:

	2012	2011
		(R$ million)
Charged services	17	13
Telecomunication services	145	149
Rendering services	96	75
Grants	176	56
Rent and Lease	71	67
Other	1	2
	506	362

The increase in other operating revenues in 2012 compared to 2011 is largely due to the increase of revenues related to supply of gas by 214.3%, from R$56 million in 2011 to R$176 million in 2012. This increase was due to the higher demand in 2012 due to the expansion of our pipeline in the State of Minas Gerais.

Tax on revenues and regulatory charges

Taxes on revenues increased R$350 million, or 6.1%, from R$5,785 million in 2011 to R$6.135 million in 2012. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final consumers; (ii) COFINS, assessed at a rate of 7,6%; and (iii) PASEP, assessed at a rate of 1,7%. See Note 24 to our consolidated financial statements.

Operating Costs and Expenses

Operating costs and expenses increased R$2,399 million, or 26.3%, from R$9,123 million in 2011 to R$11,527 million in 2012, This increase was mainly due to electricity purchased for resale that increased R$1,352 million, or 40.6%, from R$3,330 million in 2011 to R$4,682 million in 2012. For more information refer to Note 26 to our consolidated financial statements.

	2012	% of net operational revenue	2011	% of net operational revenue	2012 vs. 2011%
	(R$ million)		(R$ million)

Electricity purchased for resale	(4,683)	(33.1)	(3,330)	(26.9)	40.6
		-
Charges for the use of transmission facilities of the national grid	(883)	(6.2)	(748)	(6.0)	18.0
		-
Depreciation and amortization	(763)	(5.4)	(786)	(6.3)	(2.9)

Personnel	(1,173)	(8.3)	(1,104)	(8.9)	6.3
		-
Employees’ and managers’ profit shares	(239)	(1.7)	(219)	(1,8)	9.1

Outsourced services	(906)	(6.4)	(858)	(6.9)	5.6

Post-retirement obligations	(134)	(0.9)	(124)	(1.)	8.1

Materials	(73)	(0.5)	(81)	(0.7)	(9.9)

Royalties for usage of water resources	(185)	(1.3)	(153)	(1.2)	20.9

Provisions for operating losses	(671)	(4.7)	(166)	(1.3)	304.2

Construction costs	(1.336)	(9.5)	(1,232)	(9.9)	8.4

Other operating expenses, net	(481)	(3.4)	(327)	(2.6)	47.1

Total operating costs and expenses	(11,527)	(81.57)	(9,128)	(73,7)	26.3

Electricity purchased for resale is primarily purchased from Itaipu, through Eletrobrás, and at auctions sponsored by the federal government.  Under the rules, we are required to buy part of the capacity of Itaipu, for which payment is denominated in US dollars.  We also buy electricity on the CCEE (Electricity Trading Chamber), through “bilateral” contracts. Electricity purchased for resale was R$ 1,353 million higher – an increase of 40,6% – in 2012, at R$ 4,683 million, compared to R$ 3,330 million in 2011.  The increase in costs basically reflects higher prices of electricity in 2012, due to low levels of Brazilian reservoirs, making it necessary to dispatch thermal plants, which have higher operational costs. This is a non-controllable (non-manageable) cost for the distribution businesses, and the difference between the amounts used as a reference for calculation of the tariffs and the cost incurred in fact is compensated for in the next tariff adjustment.  For an itemization of these expenses see Note 26 to the consolidated financial statements.

The charges for use of the transmission grid are mainly costs of carrying electricity on the national grid. Under the regulatory legislation these are prorated between the distribution companies. The charges for use of the transmission network, which are set by Aneel, were R$ 135 million, or 18%, higher in 2012, at R$ 883 million, compared to R$ 748 million in 2011.  These charges, set by an Aneel resolution, are paid by the distribution and generation agents for use of the facilities of the national grid.  This is a non-manageable cost – the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated in the next tariff adjustment.

The expense on depreciation and amortization was R$ 23 million, or 2.9%, lower in 2012 at R$ 763 million, compared to R$ 786 million in 2011.  This result is mainly due to the effect of reducing the rate of depreciation and amortization from 2012 due to the review of the useful lives of the assets..

Personnel expenses were R$ 69 million, or 6.3%, higher in 2012 at R$ 1,173 million, compared to R$ 1,104 million in 2011.  This is due to the average wage increase of 8.2% and 4.5% agreed in November 2011, in the negotiations for the annual negotiations for the Collective Employment Agreement (Acordo Coletivo de Trabalho, or ACT), partially compensated by the total number of employees being reduced by 3.8% from 2011 to 2012.

Our employees’ and managers’ profit shares were R$ 20 million, or 9.1%, higher in 2012, at R$ 239 million in 2012, compared to R$ 219 million in 2011 – this principally reflects Cemig’s higher net revenue in 2012.

Outsourced services were R$ 48 million, or 5.6%, higher in 2012 at R$ 906 million, compared to R$ 858 million in 2011.  This is mainly due to the higher quantity of costs related to services of communication and maintenance of electric equipment.  For details please see Explanatory Note 26 to the consolidated financial statements.

Expenses on post-retirement obligations were R$ 10 million, or 8.1%, higher in 2012 at R$ 134 million, compared to R$ 124 million in 2011.  These expenses mainly represent our actuarial obligations related to the net appropriation of interest in 2012.  The increase in 2011 was mainly due to the effect of the adjustment to the present value of our actuarial obligations.  For more information see Note 22 to the consolidated financial statements.

Provisions for operational losses were R$ 505 million, or 304.2%, higher in 2012, at R$ 671 million, compared to R$ 166 million in 2011.  The main components that explain this increase were:

•                  constitution of a provision of R$ 159 million for doubtful receivables, relating to the ICMS tax on the charges for use of the basic distribution system (the TUSD charge); and

•                  a provision of R$ 403 million made in 2012, for Cemig’s contract with the federal government on the CRC account, in connection with the agreement for early receipt of the amounts receivable by Cemig under the CRC account.

Resulting from the above factors, we report operational profit before financial revenues of R$ 3,475 million in 2012, compared to R$ 3,804 million in 2011.

Net financial revenues (expenses)

Net financial revenues (expenses) include: (i) financial revenues, comprising principally interest and monetary updating on our account receivable from the Minas Gerais state government, revenue from investments, late fees on overdue retail electricity bills, and foreign exchange variation gains; and (ii) financial expenses, mainly consisting of interest on loans and financings, foreign exchange losses, losses on monetary updating, charges and inflationary adjustments on post-retirement obligations paid to pension funds, and other expenses.

Net financial revenues in 2012 totaled R$ 1,629 million, compared to net financial expenses of R$ 640 million in 2011.  The main factors in the change from expense to revenue in 2012 are:

•                  Lower revenue from cash investments – this was 41.3%, or R$ 141 million lower, at R$ 201 million, compared to R$ 342 million in 2011 – due to reduction in the volume of cash investments in 2012.

•                  Revenue from monetary updating of the CRC Contract, in 2012, of R$ 2,383 million arising from its early settlement.  See Explanatory Note 12 to the consolidated financial statements.

•                  Higher revenue from late charges for overdue electricity bills – these were R$ 30 million, or 24.2% higher, at R$ 154 million in 2012, compared to R$ 124 million in 2011.

•                  Costs of loans and financings R$ 96 million, or 10.58%, lower, at R$ 811 million in 2012, compared to R$ 907 million in 2011. This basically reflects a lower variation expressed by the CDI rate, the index most used in our loans and financing contracts, reflecting the lower Selic rate in 2012.

For the complete itemization of financial revenues and expenses, see Explanatory Note 27 to the consolidated financial statements.

Income  Tax expense

Income tax was an expense of R$ 832 million in 2012, on pre-tax profit of R$ 5,104 million – a rate of 16.3%. In 2011 the expense on income tax was R$ 749 million on pre-tax profit of R$ 3,164 million, a rate of 23.7%.  In 2012 the Company made payment of R$ 1.7 billion of remuneration to stockholders in the form of Interest on Equity (Juros sobre Capital Próprio, or JCP), which is an instrument for payment to stockholders that is deductible as an expense from the Company’s declared net profit for tax purposes.  The income tax on the amount is paid by the stockholder receiving it, at the rate of 15%.  The savings on tax was R$ 578 million.  The effective rates are reconciled with the nominal rate in Explanatory Note 10 to the consolidated financial statements.

Net profit

The result of the above elements was net profit of R$ 4,272 million in 2012, compared to net profit of R$ 2,415 million in 2011.

Liquidity and Capital Resources

Our business is capital intensive, Historically, we have required capital to finance the construction of new generation facilities and the expansion and modernization of existing generation, transmission and distribution facilities. Our liquidity requirements are also affected by our dividend policy, See “Item 8, Financial Information–Dividend Policy and Payments”. We have funded our liquidity and capital requirements primarily with cash provided by operations and, to a lesser extent, with proceeds of financings. We believe that our current cash reserves, cash provided by operations and anticipated proceeds from financings will be sufficient during the next 12 months to meet our liquidity requirements.

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 were R$ 2,202 million compared to R$1,919 million as of December 31, 2012 and R$2,862 million as of December 31, 2011. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2013.The reasons for this decrease are presented below.

Cash Flow from Operating Activities

Net cash provided by operating activities in, 2013, 2012 and 2011 totaled R$3,515 million, R$2,829 million and   R$3,664 million respectively.The  increase in cash provided by operating activities in 2013 compared to 2012 was due mainly to an increase in the liquid profit  of the 2013’s exercise, after the adjustments of the items that don’t affect the cash. The decrease in cash provided by operating activities in 2012 compared to 2011 was due mainly to an increase in payment for  purchased energy.

Cash Flow used in Investment Activities

The Company generated net cash of R$ 2,503 million from investment activities in 2013. This compares with net cash of R$ R$906 million used in investment activities in 2012. The difference mainly reflects entry of funds from the disposal of the holdings in the TBE group to Taesa in 2013. For more details please see Explanatory Note 15 to the consolidated financial statements.

Net cash used in investing activities during 2012 and 2011 amounted to R$906 million and R$2.515 million, respectively. The decrease in cash used in investment activities in 2012 compared to 2011 was mainly due to the net cash received for the early redemption of CRC Account amounting R$1,498 million.

Cash Flow used in Financing Activities

Net cash flow consumed by financing activities in 2013 totaled R$ 5.735 billion, comprising amortizations of financings totaling R$ 3.601 billion, and payments of R$ 4.600 billion in dividends and Interest on Equity, partially offset by receipt of funds from financings totaling R$ 2.467 billion.

Net cash flow generated by financing activities in the previous year – 2012 – totaled R$ 2.108 billion, comprising amortizations of financings totaling R$ 5.276 billion, and payments of R$ 1.748 billion in dividends and Interest on Equity, partially offset by receipt of funds from financings totaling R$ 4.916 billion.

Net cash flow generated by financing activities in 2011 totaled R$ 1.769 billion, comprising amortizations of financings totaling R$ 1.366 billion of financings in reais and foreign currencies, and payment of R$ 2.036 billion in dividends and Interest on Equity, partially offset by receipt of funds from financings totaling R$ 1.633 billion.

Indebtedness

Our indebtedness from loans, financings and debentures as of December 31, 2013 was R$ R$9,457 million, composed of R$2,238 million of current debt and R$7,219 million of non-current debt. Our indebtedness from loans, financings and debentures as of December 31, 2012 was R$10,416million, composed of R$6,466 million of current debt and R$3,950 million of non-current debt. Of our debt at December 31, 2013. R$33 million was denominated in foreign currencies (R$29 million of which was U.S. dollar-denominated) and R$7,187 million was denominated in reais. See Note 20 to our consolidated financial statements.

Our main financial contracts, on a consolidated basis, as of December 31, 2013, are shown in the following table:

Amounts in thousands of reais:

Facility/Security	Maturity	Interest Rate (%)	Currency	Outstanding balance as of December 31, 2013
Foreign Currency
Banco do Brasil S.A. – Bônus Diversos (1)	2024	Diversas	US$	32
KFW	2016	4,50	EURO	6
TOSHIBA	2014	LIBOR + 5,36	US$	8
Total debt in foreign currency				46

Brazilian currency
Banco do Brasil S.A.	2017	108,33% do CDI	R$	209
Banco do Brasil S.A.	2017	108,00% do CDI	R$	449
Banco do Brasil S.A.	2014	104,10% do CDI	R$	1.017
Banco do Brasil S.A.	2014	98,50% do CDI	R$	384
Banco do Brasil S.A	2015	99,50% do CDI	R$	213
Banco do Brasil S.A	2016	104,25% do CDI	R$	634
BNDES	2026	TJLP+2,34	R$	96
Bradesco S.A.	2014	CDI + 1,70	R$	1
ELETROBRÁS	2023	UFIR, RGR + 6,00 a 8,00	R$	334
Large consumers	2018	Diversas	R$	7
FINEP	2018	TJLP + 5 e TJLP + 8	R$	13
BNDES – CEMIG TELECOM (2)	2017	URTJ / TJLP	R$	32
Debt in Brazilian currency				3.389
Total of loans and financings, consolidated				3.435

Debentures	2014	IGP-M + 10,50	R$	424
Debentures	2017	IPCA + 7,96	R$	561
Debentures	2015	IPCA + 7,68	R$	1.025
Debentures	2017	CDI + 0,90	R$	519
Debentures	2022	IPCA + 6,20	R$	782
Debentures	2019	IPCA + 6,00	R$	233
Debentures	2021	IPCA + 4,70	R$	1.188
Debentures	2025	IPCA + 5,10	R$	711
Debentures	2018	CDI + 0,69	R$	442
Debentures (3)	2018	CDI + 0,80	R$	77
Debentures – Minas Gerais State government (4)	2031	IGP-M	R$	60
Total, debentures				6.022
Overall total – Consolidated				9.457

(1)          2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)           Loan contracted by Cemig Telecom.

(3)           Loan contracted by Capim Branco.

(4)           Contracts adjusted to present value,.

On January 30, 2014 Cemig GT completed its fourth issue of non-convertible debentures, with issue date of December 23, 2013, in the amount of R$ 600 million, with maturity in a single payment in December 2016 for costs of the CDI rate + 0.85% p.a. The funds were used to replenish the cash position following payment of debt.

In 2013, we made the following financing contracts and the following issuances:

Cemig D (Distribution) raised R$ 2,981 million in 2013. This comprised R$ 200 million in issue of a Bank Credit Note in favor of Banco do Brasil for acquisition of electricity; R$ 600 million through amendment to a Bank Credit Note; R$ 2,160 million through the third issue of debentures, to redeem the fifth and sixth issues of Promissory Notes and for investments; and R$ 21.2 million in financings from Eletrobrás for the Cresce Minas Program.

A highlight was Cemig D’s third debenture issue in the Brazilian market. This was completed on February 15, 2013, for a total of R$ 2.16 billion, with three levels of interest rates: (i) the CDI rate + 0.69% p.a. for the debentures with maturity at five years; (ii) the IPCA inflation index + 4.70% p.a. for the debentures with maturity at eight years; and (iii) the IPCA inflation index + 5.10% p.a. for the debentures with maturity in 12 years. The proceeds were used to redeem the fifth and sixth issues of promissory notes, and for investment in distribution infrastructure. The debentures are guaranteed by Cemig.

On October 24, 2013, Cemig GT signed amendments to Bank Credit Notes issued in favor of Banco do Brasil in 2006, extending the maturity of the tranches payable in 2013, in the amount of R$ 600 million, to the years 2014 (20%), 2015 (20%) and 2016 (60%), maintaining the other maturities and the cost of 104.1% of the variation of the CDI rate, and paying a fee of 0.99% on the transaction on the date of signature of the amendments. These renewals will continue to have the guarantee of Cemig (the holding company), and Cemig GT will continue to have the option of making early settlement, without additional costs.

In 2012 we made the following financing contracts, and issues:

On December 21, 2012 Cemig signed a loan contract with Banco do Brasil for the amount of R$ 1,088 million. The proceeds were used to redeem Cemig’s fourth issue of medium-term notes (‘commercial paper’). The maturity date was February 19, 2013, which was extended to April 20, 2013. The loan carried interest of 105% of the CDI, per year. The debtor balance on December 31, 2012 was R$ 1,083.2 million. The loan was amortized on February 28, 2013.

On May 28, 2012 Cemig D signed a loan contract with Banco do Brasil for R$ 200 million, the proceeds being used to roll over the existing debt. The loan will be paid in tranches maturing in May 2015, May 2016 and May 2017, at an interest rate of 108.33% times the CDI per year. This loan is guaranteed by Cemig. The debtor balance on December 31, 2012 was R$ 206.2 million.

On July 2, 2013 Cemig D made its fifth issue of commercial promissory notes in the Brazilian market, in the amount of R$ 640 million, at an interest rate of 104.08% times the CDI rate per year, with maturity on June 27, 2013. The proceeds were used for investment needs, payment of existing debt and working capital. The notes were guaranteed by Cemig. The debtor balance on December 31, 2012 was R$ 664.1 million.

On December 21, 2012 Cemig D made its sixth issue of commercial promissory notes in the Brazilian market, for R$ 600 million, with interest rate of 102.5% of the CDI, per year, for the first 120 days and 103% of the CDI p.a. thereafter, with maturity on June 19, 2013. The proceeds were used to replenish cash used for investments made over the year and for payment of debt over the course of the year. The notes were guaranteed by Cemig. The debtor balance on December 31, 2012 was R$ 600.8 million.

On January 13, 2012 Cemig GT made its fourth issue of promissory notes in the Brazilian market, for R$ 1 billion, with interest at: (i) 103% of the CDI rate, p.a., up to the 60th day from the issue date; (ii) 104% of the CDI rate from the 61st to the 120th calendar day from the issue date; and (iii) 105% of the CDI rate, p.a., from the 121st to the 180th calendar day from the issue date. The issue had maturity at July 11, 2012. The proceeds were used for partial redemption of the first tranche of the second issue of debentures by Cemig GT. These notes were totally paid on March 31, 2012, with funds from the third debenture issue.

On February 15, 2012 Cemig GT made its third issue of debentures in the Brazilian market, for a total of R$ 1.35 billion, for interest rates of: (i) the CDI rate + 0.90% p.a., for the debentures with maturity at five years; (ii) the IPCA inflation index + 6.00% p.a., for the debentures with maturity in seven years; and (iii) IPCA + 6.20% p.a. for the debentures with maturity at 10 years. The proceeds were used to settle the fourth issue of commercial promissory notes. The debentures were guaranteed by Cemig. The debtor balance on December 31, 2012 was R$ 1,476.5 million.

On October 24, 2012 Cemig GT made changes in the existing loans with Banco do Brasil, extending the maturity of those loans. Some loans, contracted in 2006, with final maturity after 2012, in the amount of R$ 300 million, were amended to postpone the tranche of 2012 to 2013, maintaining the same interest rate of 104.1% of the CDI, p.a. Other loans contracted in 2009, with total value of R$ 442 million, and final maturity in 2012, had their maturity extended to 2015, 2016 and 2017, with a new interest rate, from the alteration date, of 108% of the CDI per year. The loans continued to be guaranteed by Cemig. The debtor balance of these loans on December 31, 2012 was R$ 1,358.7 million.

In 2011 we signed the following financing contracts and made the following issues:

On April 20, 2011, Cemig D obtained R$ 410 million from Banco do Brasil, with maturity in April 2013 and April 2014, and interest rate equivalent to 98.5% of the CDI rate p.a. The debtor balance was R$ 475.9 million on December 31, 2012.

On December 28, 2011, Cemig D made its fourth issue of commercial promissory notes in the Brazilian market, in the total amount of R$ 100 million, with interest rate equivalent to 106% of the CDI, p.a., with maturity on December 22, 2012. The proceeds were allocated to working capital. The notes were paid in full on December 22, 2012.

On December 28, 2011, Cemig made its fourth issue of commercial promissory notes in the Brazilian market, in the amount of R$ 1.0 billion, with interest rate equivalent to 106% of the CDI, p.a., with maturity on December 22, 2012. The notes were paid in full on December 22, 2012.

On December 31, 2013, all the financings contracts signed with Banco Santander and Banco Itaú BBA which had restrictive covenants, requiring Cemig to maintain certain indices within contractually established limits, on pain of the creditor demanding early maturity of the debt, had been terminated.

At present, Cemig GT has a financing contract with the BNDES, which was used for injection of capital into its subsidiary Baguari Energia S.A., for construction of the Baguari hydroelectric complex, with a restrictive financial covenant requiring Cemig, guarantor of the financing, to maintain a minimum capitalization rate as expressed by Stockholder’s equity / Total assets of 30%, in the absence of which Cemig is obliged to provide collateral which in the BNDES’s assessment represent 130% of the debtor balance of the contract, within six months from the end of the business year in which the required capitalization ratio was not obtained, or to present an interim balance sheet, audited by an auditor registered with the Securities Commission, that indicates return to the required minimum capitalization rate. This covenant is to be measured at the end of every business year. At the end of 2013 there was no non-compliance with this clause.

Cemig GT also has a financing contract with the German development bank KfW, used for construction of the solar generation plant installed on the roof of the Mineirão football stadium. This contract does not have a restrictive covenant clause, but makes reference to such financial covenants as maybe agreed with any other creditor of the company. Since the financing contracts that had contained financial covenants, with Itaú and Santander, have been terminated, and the financial covenant in the contract with the BNDES does not apply to the contract signed with KfW, because it makes reference to an index of Cemig itself, the financing contract with Banco KfW at present does not impose any restriction on Cemig GT.

In the financial contracts of Cemig Distribuição S.A. (‘Cemig D’) and of Cemig Geração e Transmissão S.A. (‘Cemig GT’) there are standard clauses restricting payment of dividends, if the companies are in default; restricting asset disposals that might adversely affect their activities; and restricting disposal of stockholding control of the companies involved.

Issuance of securities by Cemig D requires the prior authorization of the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), and also of the onlending agents for its financings.

Due to our having a portion of our financings, totaling R$2,238 million, due for payment in 2014, we need short-term funds to pay and refinance these obligations. As a state company, we are subject to restrictions, under present laws and regulations, in relation to financing and our capacity to obtain financing in certain situations. For example, we need to obtain approval from the Finance Ministry and the Central Bank before making any international financial transaction: such approval is usually given only if the purpose of the transaction is to finance the importation of goods or to rollover our existing foreign debt. Further, financial institutions in Brazil are subject to restrictions on exposure to the risks related to the governments of the individual states, governmental bodies and state-controlled companies such as Cemig. These restrictions have not prevented the obtaining of financing, although there are no guarantees that our capacity to obtain financing will not be prejudiced in the future. See the section “Item 3. Material information — Risk factors — Risks relating to Cemig — We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.”.

The recent changes in the regulations of the electricity sector, especially those introduced for generation and transmission by Law 12783, and tariff review of Cemig D (Distribution), occurred in April 2013, have demanded more precise budget planning. In 2012 and 2013 we covered our expenditure on capital and investments in acquisitions and met our needs for liquidity through a combination of cash flow from operations and financings. For the year 2014, we expect to finance the necessary funding for the investments in acquisitions proposed, and we will meet our other liquidity needs through a combination of cash flow from operations and financings. Since we principally use cash generated by operations to provide funding for our liquidity and capital needs, factors that result in an increase or reduction of our revenues and net profit could have a corresponding effect on our access to sources of liquidity.

In the long term, we foresee that it will be necessary to make significant capital expenditures on maintenance and updating of our generation, transmission, and distribution facilities, and we expect to employ various sources of liquidity, such as cash flow from operations and financings, in relation to such needs. See the section “Item 3. Material information — Risk factors” for an explanation on certain questions that could adversely affect our liquidity position.

Research and Development

We are engaged in projects that explore technological advances not only in electric power systems but in all energy-related fields such as the development of the use of alternative energy sources, environmental control and power system performance, and safety optimization.

In 2013 we invested R$ 73 million in research and development, and transferred R$ 36 million to the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT), a federal fund to support research and development, and R$ 18 million to the federal Energy Planning Company, EPE (Empresa de Pesquisa Energética).

In 2012 we invested R$ 90 million in research and development, and transferred R$42 million to the FNDCT and R$ 21 million to the EPE.

In 2011 we invested R$ 56 million in research and development, and transferred R$33 million to the FNDCT and R$ 17  million to the EPE.

In accordance with instructions from Aneel, we recorded an obligation in 2013 for future expenses on research and development programs and electricity efficiency programs in the amount of R$ 174 million, relating to the amounts that had already been included in the invoices charged to our consumers.

We dedicate a significant part of our research and development activities to development of the use of renewable energy sources, including generation from wind power, solar generation, and generation from biomass.

Trends

As a public service utility, we are subject to regulations issued by the Federal Government as described in “Item 4, Information on the Company—The Brazilian Power Industry.” Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue if the change relates to prices or with respect to our operating expenses if the change relates to costs incurred to provide service to consumers.

With respect to expansion, we believe that the extension of electricity services to all potential consumers represents a significant trend in our industry. Utilities are currently required to provide service to all potential consumers according to a schedule established by Aneel, Pursuant to Federal Law No, 10,438 of April 26, 2002.

Since 2006, the year in which Cemig Distribuição S.A.’s urban area concession was considered by the regulator as universalized, Cemig Distribuição S.A. has been fulfilling all requests for connection of electricity and fulfilling all demands in the rural area, continuing the program “Luz para Todos”, which was completed in December 2011 in its concession areas.

As to the question of reliability of supply of electricity, the structural capacity of the system is adequate to meet the market’s needs for consumption of electricity, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market,  Rates of growth of electricity consumption in recent years have been 3,28% (2010—2011), 4,19% (2011—2012) and 2,21% (2012/2013). The Brazilian government has been successful with the “new supply” auctions starting in 2005 — which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150,4 MW) and the Jirau hydroelectric plant (3,750 MW) hydroelectric plants, on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distribution companies for purchase of electricity.

Commitments

In one of the agreements that regulates the partnership of Cemig Generation and Transmission with FIP Coliseu in the acquisition of the shares in Terna held by Terna S,p,A, Cemig Generation and Transmission granted FIP Coliseu the right to sell all of its interest in TAESA to Cemig Generation and Transmission, in the fifth year after its becoming a shareholder, upon payment of the amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna adjusted by the variation in the IPCA +7% p.a.

In one of the contracts that regulate the partnership of CEMIG with FIP Redentor in the acquisition of 100% of the shares in Light indirectly held by both Enlighted and FIP PCP, CEMIG has granted FIP Redentor the right to sell all of its shares in Parati to CEMIG, in the fifth year after FIP Redentor’s acquisition of such shares, for a price equal to the amount of capital invested by FIP Redentor in the acquisition of these shares, adjusted in accordance with the variation of the CDI plus 0,9% p.a. net of the dividends and benefits received by FIP Redentor.

Contractual Obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu as well as construction commitments. The following table provides information, as of December 31, 2013, about our contractual obligations and commitments in millions of reais.

	2014	2015	2016	2017	2018	2019 and beyond	Total

Long-term debt (1)	2,232	1,306	1,470	939	639	2,871	9,457

Purchase of electricity from Itaipu (2)	819	841	798	839	822	27,889	32,008

Transportation of electric power from Itaipu (2)	22	29	31	32	34	1,714	1,862

Electricity power purchase (3)	2,555	2,440	2,368	2,529	2,715	63,094	75,701

“Quotas” PM 579 (4)	289	230	255	274	278	13,108	14,434

Other electricity power purchase (5)	2,135	2,556	2,372	2,751	2,622	50,279	62,715

Pension plan debt—Forluz	57	61	64	69	73	484	808

Operational Leasing	69	50	17	17	17	67	237

Total	8,178	7,513	7,375	7,450	7,200	159,506	197,222

______________

(1)                                   In the event of our non-compliance with certain covenants in our loan agreements, the total principal, future interest and any penalties due under these agreements may become immediately due and payable, See Item 5, “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Indebtedness”. These amounts do not include interest payments on debt or payments under interest rate swap agreements, The Company expects to pay approximately R$610 million in interest payments on debt in 2014. The Company does not believe projections of interest payments and payments under interest rate swap agreements would be meaningful. Through March, 2014, 2014, the Company has already made R$3,446 million of debt payments,

(2)                                   Contract with Furnas, denominated in U.S. dollars, to supply electric power purchased from Itaipu until Mai, 2013. Amounts are calculated based on the U.S. dollar exchange rate as of December 31, 2013.

(3)                                   Includes spot market purchases through auctions.

(4)                                   CEMIG’s distribution subsidiary purchase commitment to the generation companies that accepted the terms of PM 579 (Federal Law No,12,783)

(5)                                   Includes spot market purchases through bilateral agreements.

Item 6.                     Directors, Senior Managers and Employees

Directors and Senior Management

CEMIG is managed by our Board of Directors, which has 14 members, each with his or her respective substitute member, and by our Executive Board, which consists of 11 Chief Officers. Since it is the majority shareholder, the Minas Gerais State Government has the right to elect the majority of the members of our Board of Directors. Every holder of CEMIG common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of our common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of our Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

Under the Brazilian Corporate Law, holders of preferred shares representing at least 10% of our voting capital, and also holders of common shares representing at least 15% of our registered capital (other than the controlling shareholder) have the right to appoint a member of the Board of Directors and his or her respective substitute member in a separate election. If none of the holders of common shares or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of our registered capital may combine their holdings to appoint a member of the Board of Directors, and his or her respective substitute member.

CEMIG and its wholly-owned subsidiaries Cemig Generation and Transmission and Cemig Distribution all have the same Board of Directors, Fiscal Council and Executive Board, except that, in its wholly-owned subsidiaries’ Executive Board, only Cemig Distribution has a Chief Distribution Sales Officer, and only Cemig Generation and Transmission has a Chief Generation and Transmission Officer.

Board of Directors

Our Board of Directors meets, ordinarily, once a month and, extraordinarily, whenever called by its Chairman, Vice-Chairman, one third of its members or by our Board of Executive Officers. Its responsibilities include: setting the corporate strategy, general orientation of our businesses, approval of certain significant transactions, and election, dismissal and monitoring of our Chief Officers.

All members and substitute members of the Board of Directors are elected by the General Meeting of Shareholders. The substitute members replace their respective permanent members whenever there is a temporary absence of such permanent members, or whenever there is a vacancy on the Board of Directors, and remain in the post until the appointment of a permanent member to fill the vacancy. No member of the Board of Directors, permanent or substitute, has any employment contract with the Company, or with any subsidiary, that provides for any benefit in the event of its termination.

Under our by-laws, the members of our Board of Directors are elected for a concurrent period of two years, and may be re-elected. Our Board of Directors is made up of 14 permanent members, and their respective substitutes, of whom eight are elected by the Minas Gerais State Government, five by AGC Energia S.A. (“AGC Energia”), and one by the holders of preferred shares. The period of office of the present members of the Board of Directors expires at the Ordinary General Shareholders Meeting to be held in April 2014. The names, positions and dates of original appointment of our present board members and their respective substitute members are as follows:

Name	Position	Date of original appointment
Paulo Sérgio Machado Ribeiro	Substitute Member	April 25, 2008
Djalma Bastos de Morais	Vice-Chairman	January 14, 1999
Lauro Sérgio Vasconcelos David	Substitute Member	April 28, 2006
Arcângelo Eustáquio Torres Queiroz	Board Member	December 10, 2009
Franklin Moreira Gonçalves	Substitute Member	February 27, 2003
Wando Pereira Borges	Board Member	December 18, 2012
Marco Antonio Rodrigues da Cunha	Substitute Member	February 27, 2003
Joaquim Francisco de Castro Neto	Board Member	December 21, 2011
Adriano Magalhães Chaves	Substitute Member	December 10, 2009
Tadeu Barreto Guimarães	Board Member	April 30, 2013
Leonardo Maurício Colombini Lima	Substitute Member	May 12, 2011
Fuad Jorge Noman Filho	Board Member	August 29, 2012
Luiz Augusto de Barros	Substitute Member	August 29, 2012
João Camilo Penna	Board Member	April 25, 2008
Guilherme Horta Gonçalves Junior	Substitute Member	February 27, 2003
Eduardo Borges de Andrade (1)	Board Member	August 4, 2010
Tarcísio Augusto Carneiro (1)	Substitute Member	August 4, 2010
Otávio Marques de Azevedo (1)	Board Member	August 4, 2010
Bruno Magalhães Menicucci (1)	Substitute Member	December 21, 2011
Paulo Roberto Reckziegel Guedes (1)	Board Member	August 4, 2010
Marina Rosenthal Rocha (1)	Substitute Member	December 18, 2012
Ricardo Coutinho de Sena (1)	Board Member	August 4, 2010
Newton Brandão Ferraz Ramos (1)	Substitute Member	August 4, 2010
Saulo Alves Pereira Junior (1)	Board Member	August 4, 2010
José Augusto Gomes Campos (1)	Substitute Member	December 21, 2011
Guy Maria Villela Paschoal (2)	Board Member	April 25, 2008
Christiano Miguel Moysés (2)	Substitute Member	April 27, 2012
Vacant	Chairman (3)

(1)                                 Elected by AGC Energia.

(2)                                 Elected by the preferred shareholders.

(3)                                 On the date of filing of this report the position of Chairman of the Board of Directors was vacant, due to resignation of Mrs. Dorothea Fonseca Furquim Werneck, held on 07.04.2014. Mrs. Dorothea Fonseca resigned because she left her position as Secretary of the State Department of Economic Development of Minas Gerais on the mentioned date.

Below is some brief biographical information about each member of the Board of Directors:

Arcângelo Eustáquio Torres Queiroz – Mr. Queiroz graduated with a degree in History from the University Center of Belo Horizonte – UNIBH. Since 1988 he has worked for the Cemig Group, first at CEMIG, and then, at Cemig Distribution, where he currently occupies the position of Technical Administrator. From 2006 to 2010, he was a regular member of the Pro-Health Committee (Comitê Prosaúde) of Forluminas Seguridade Social – Forluz, pension fund of some of the Cemig Group’s companies. Currently, he is Director of the Intermunicipal Union of Electricity and Fuel Gas Industry Workers of the State of Minas Gerais (Sindieletro/MG). Mr. Queiroz is a member of our Career and Compensation Committee and, since 2009, has been a sitting member of our Board of Directors and also the Boards of Directors of Cemig Distribution and Cemig Generation and Transmission.

Djalma Bastos de Morais – Mr. Morais holds a bachelor’s degree in engineering from the Military Institute of Engineering (Instituto Militar de Engenharia) and has completed post-graduate studies in telephony and information technology at the same institute. From 1995 to 1998, Mr. Morais was the Vice-President of Petrobras Distribuidora S.A. and, from 1993 to 1994 was Brazil’s Minister of Communications. He has also held various other positions, such as Chief Executive Officer of Telecomunicações de Minas Gerais S.A. — Telemig; manager of Telecomunicações Brasileiras S.A.—Telebras; Chief Operating Officer of Telecomunicações de Mato Grosso — Telemat; Chief Operating Officer of Telecomunicações do Amazonas—Telamazon; and manager of Telefônica Municipal S.A. — Telemusa. Mr. Morais is an executive officer and a member of the Board of Directors of several companies of the Cemig Group and, since 1999, he has been our Chief Executive Officer and Vice-Chair of our Board of Directors; and of Companhia

de Gás de Minas Gerais – Gasmig e da Cemig Telecomunicações S.A. Since 2004 he has been the Chief Executive Officer and Vice-Chairman of Cemig Distribution and Cemig Generation and Transmission. Since 2006, he has been a member of the Boards of Directors of Light S.A and Light Serviços de Eletricidade S.A. and, since 2009, Chair of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – Taesa.

Eduardo Borges de Andrade – Mr. Andrade has a degree in civil engineering from Minas Gerais Federal University, and completed postgraduate studies in financial administration at the Getúlio Vargas Foundation in São Paulo. He began his career at Construtora Andrade Gutierrez S.A. in 1961, where he occupied several positions such as Chief Works Officer and Chief Operations Officer, and from 1978 to 2001 he was Chief Executive Officer. He is currently a sitting member of the Board of Directors of Andrade Gutierrez S.A. and Companhia de Concessões Rodoviárias S.A. – CCR, and Chief Officer of AGC Participações Ltda. He is also a member of the Board of Trustees of the Dom Cabral Foundation. Since 2010, Mr. Andrade has been a sitting member of our Board of Directors, and those of Cemig Distribution’s and Cemig Generation and Transmission.

Tadeu Barreto Guimarães – Since 1986 Mr. Guimarães has been on the permanent staff of the Minas Gerais Development Bank (BDMG) in the post of Development Analyst. Since 2012 he has held the post of consultant, attached to the office of the Presidency of BDMG. From January 2011 to August 2012 he was Director of the Strategic Priorities Office Delivery Unit, an autonomous body directly linked to the Governor of Minas Gerais State. He has been a Member of the Board of Directors of Minas Gerais Water Utilities Company (Copasa) since April 2011. He was Joint Secretary of the Planning and Management Unit of Minas Gerais State (Seplag), and Executive Coordinator of the Program for Results (EpR), from January 2007 to December 2010. In 2010 he was Leader of the Agenda for Improvements – Path to Innovation in Public Management project, a partnership of the government of Minas Gerais with the Minas Gerais Development Bank (BDMG).  Since April 2013 he has been a sitting member of the Boards of Directors of Cemig, Cemig Distribution and Cemig Generation and Transmission.

Fuad Jorge Noman Filho – Mr. Noman Filho has a degree in economics from the Unified Teaching Center of Brasilia (CEUB) and a postgraduate degree in Economic Programming and Budget Execution at the University of Brasília (UnB). He was Executive Secretary and Deputy Secretary for Assets and Risks of the Brazilian Federal Treasury, at the Ministry of Finance; Executive Secretary of the Presidency of the Republic; and a Consultant for the International Monetary Fund. He was Minas Gerais State Secretary for Finance from 2003 to 2007, and Secretary for Transport and Public Works from 2007 to 2010. From 2007 to 2011 he was a member of the Board of Directors of Minas Gerais State Development Bank (Banco de Desenvolvimento do Estado de Minas Gerais S.A. – BDMG). Since 2008, he has been a member of the Board of Directors of the leading manufacturer of bus bodies and transport solutions Marcopolo S.A. From March 2011 to August 2012 he was CEO and member of the Board of Directors of Gasmig, and the Chief Officer of the Gas Division of Cemig. Since August 2012 he has been Minas Gerais State Secretary for Coordination of Investments and also Minas Gerais State Secretary for Soccer World Cup Affairs.

Guy Maria Villela Paschoal – With a degree in mechanical and electrical engineering from Minas Gerais Federal University, Mr. Paschoal also completed courses in Electricity Sector Law at the Law School of Belo Horizonte, and in Management for Electric Utility Executives, at Rensselaer Polytechnic Institute in Troy, New York, USA. He joined Cemig in 1984, serving in several positions including as chief officer, Deputy CEO, Chief Executive Officer and Chair of the Board of Directors. He has served as consultant and advisor to the Executive Board of Eletrobrás, and as a member of the Board of Directors of Itaipu Binacional. As Secretary-General of the Mining and Energy Ministry, he was on several occasions Acting Mining and Energy Minister. From 2003 to 2008 he was a member of the Infrastructure Chamber of the Minas Gerais Industries Federation (Fiemg). He served as consultant to Furnas Centrais Elétricas, in hydroelectric projects on the Rio Madeira. In the same period, he worked at Eletrobras, as Consultant to the Presidency and as a member of the Guidance Committee on Utilization of the Belo Monte Hydroelectric Plant. In 2008–2012, he was Chairman and Director of the Brazilian Electricity Distributors’ Association (Abradee). Since 2008, he has been a sitting member of the Board of Directors of Cemig, Cemig D and Cemig GT. Currently, is a member of the Advisory Board on the History of Electricity in Brazil (Rio de Janeiro) and the Council of the Felice Rosso Foundation of the Felício Rocho Hospital, Minas Gerais.

João Camilo Penna – Mr. Penna earned his degree in engineering in 1948 from Minas Gerais Federal University. He served as Finance Secretary of Minas Gerais State from 1975 to 1979 in the administrations of governors Aureliano Chaves and Oznam Coelho, as Brazil’s Trade and Industry Minister in the Figueiredo government from 1979 to 1984, and as Chairman of Furnas Centrais Elétricas from 1985 to 1989. In these same periods he was Administration Secretary of Minas Gerais State, a Member of the National Monetary Council (CMN), member of the Board of Directors of Eletrobras, Vice-President of the Brazilian Technical Standards Association, and Director of the Large Dams Committee and of the Brazilian Group for the World Energy Conference. He was a member of the President of Republic’s Ethics Committee, from 2000 to 2005, and from 2004 to 2005 was a member of the Public Ethics Committee of the Minas Gerais State Government. Since 2008, he has been a sitting member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Joaquim Francisco de Castro Neto – Mr. Castro Neto earned his degree in Business Administration from the Getúlio Vargas Foundation and completed a specialization course in Sales, Marketing and New Product Development at the IMEDE in Lausanne,

Switzerland. Since 2008 he has been a member of the Board of Directors of Bodytech, and Chair of the Board of Directors of Magazine Luiza. From 2008 to 2010 he was CEO of Redecard. From 1974 to 2004 he was CEO of Unibanco (União de Bancos Brasileiros S.A.), and a member of its Board of Directors from 2004 to 2008. He has been a member of the Board of Directors of Jereissati Participações S.A. since 2011, and is a sitting member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Otávio Marques de Azevedo – Mr. Azevedo has a degree in Electrical Engineering from the Pontifical Catholic University of Minas Gerais (PUC—MG), having completed postgraduate studies in Economic Engineering at the Federal University of Minas Gerais, and in Strategic Planning at Getúlio Vargas Foundation in Rio de Janeiro. He was Vice President of Telebras from 1991 to 1993, CEO of Tele Norte Leste Participações SA, from 1998 to 1999, and Chairman of its Board of Directors from 2003 to 2004. He was Chairman of the Council of Anatel (Brazil’s electricity regulator, the National Telecommunications Agency) from 2001 to 2002 and since 1993 has been Executive Chairman of Andrade Gutierrez S.A. and Andrade Gutierrez Telecomunicações Ltda. He is a member of, and has been Chair of some of, the Boards of Directors of several companies of the Andrade Gutierrez group. He was also a member of the Strategy Council of the Minas Gerais Industries Federation (Fiemg), the Board of the Commercial Association of Rio de Janeiro (ACRJ) and the Board of the São Paulo State Industries’ Federation (Fiesp). Since 2010, he has been a sitting member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Paulo Roberto Reckziegel Guedes – Mr. Guedes has a degree in Civil Engineering from Rio Grande do Sul Federal University, and a Corporate MBA from the Dom Cabral Foundation. He joined the Andrade Gutierrez Group in 1993, working as assistant engineer, supervisory engineer, general manager of operations and project manager. Since 2000 he has been Executive Director of Andrade Gutierrez S.A. Concessões (‘AG Concessões’), a listed company holding concessions for public works and services, and also represented AG Concessões on the Board of Directors of several subsidiaries of the group. Since 2010, he has been a sitting member of the Board of Directors of Cemig, Cemig D and Cemig GT. He is also a member of the Board of Directors of Light S.A. and Light Serviços de Eletricidade S.A.

Ricardo Coutinho de Sena – Mr. Sena has a degree in Civil Engineering from Minas Gerais Federal University, and completed his postgraduate studies in Financial Administration at the Getúlio Vargas Foundation in Rio de Janeiro. He worked at the construction company M. Roscoe from 1972 to 1981, when he joined Andrade Gutierrez, where he was Head of Budgets and, since 1993, General Manager of the New Business Unit. Since 2000 he has been CEO of Andrade Gutierrez and a member of its Board of Directors. He represents Andrade Gutierrez S.A. Concessões on the Board of Directors of several of its subsidiaries. Since 2010 he has been a sitting member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Saulo Alves Pereira Junior – Mr. Pereira has a degree in Electrical Engineering from Pontifical Catholic University of Minas Gerais (PUC-MG), and post-graduate degrees in Works and Services Budget Planning from the Instituto de Educação Continuada of PUC–MG and Business Administration from the Federal University of Bahia. He also concluded a Corporate MBA from the Dom Cabral Foundation. He began his career in 1993 as an intern in our Operations Center. In 1995 he joined Construtel Projetos e Construções Ltda, as an engineer in planning and budget coordination, and in 1998 he became General Manager of that company’s Business Unit in Bahia. In 2000, he joined the Andrade Gutierrez Group, and in 2004 became Chief Sales Officer of Construtora Andrade Gutierrez S.A. Since 2007, at Andrade Gutierrez Concessões S.A., he has been actively participating in the group’s consolidation in the electricity sector. Since 2010 he been a member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Wando Pereira Borges – Mr. Borges has a degree in Economics and Business Administration from the Federal University of Minas Gerais (UFMG), and completed postgraduate studies at the Getúlio Vargas Foundation in Rio de Janeiro, and at Yale University, in the United States. From 1962 to 1966 he was Chief Economist of the Projects Department of the Minas Gerais Development Bank (BDMG). From 1967 to 1969 he was a special advisor to the Director-General of DNER, the Brazilian National Highways Department and from 1969 to 1970 he was a Consultant to the World Bank in Chile and in Washington D.C. From 1970 through 1976 he was a director of TRANSCN, a Brazilian transport consultancy. From 1977 to 1979 he was CEO of Digibrás. In 1979–1982 he was General Secretary of the Brazilian Transport Ministry. From 1982 to 1984 he was CEO of GEIPOT – Empresa Brasileira de Planejamento de Transportes. From 1984 to 1992 he was consultant to Cia. do Jari, Caemi and subsidiaries. From 1993 to 1995 he was Transport Consultant and Director of ABCE, the Brazilian Engineering Consultants’ Association. In 1995 and 1996 he was an advisor to the Mining and Energy Committee of the Chamber of Deputies in the Brazilian lower house of Congress. From 1997 to 1999 he was Planning, Industry and Trade Secretary for the city of Patos de Minas. From 2000 to 2001 he was a consultant to the Brazilian National Transport Federation (CNT). Since 2002 he has worked as a consultant for transport projects and for holders of highway concessions. From 2008 to 2010 he was a member of the Board of Directors of Bozel Mineração S.A., from 2008 to 2009 he was CEO of Eleja – Elétrica Jacuí S.A. In 2008 and 2009 he was Administrator of Powerbras Energia Holding Ltda. Since December 18, 2012 he has been a member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Board of Executive Officers

Our Executive Board, made up of eleven Executive Officers, is responsible for putting into effect the decisions of our Board of Directors and for day-to-day management. The members of the Executive Board, the Chief Officers, have individual responsibilities established in our by-laws and hold their positions for a period of office of three years. The period of office of the present Chief Officers expires at the first Meeting of the Board of Directors following the Ordinary General Shareholders Meeting to be held in April 2015. The Chief Officers are elected by our Board of Directors. Usually, ordinary meetings are held at least twice per month, with extraordinary meetings held whenever called by the Chief Executive Officer, or CEO, or by two Chief Officers other than the CEO.

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

The Executive Board is responsible for the daily management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget.

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

Arlindo Porto Neto - Mr. Porto Neto has a degree in business administration and accounting from the Federal University of Uberlândia. He served as Senator for the State of Minas Gerais from 1995 to 2003, and was Brazil’s Minister of Agriculture and Supply from 1996 to 1998. From 1991 to 1994 he was Deputy Governor of the State of Minas Gerais. From 1983 to 1988 he was Mayor of Patos de Minas. Since 2004 he has been Vice-President of the Minas Gerais Development Company (Companhia de Desenvolvimento de Minas Gerais – Codemig). Since 2009, he has been Deputy CEO of Cemig and of Cemig Distribution (Cemig D) and Cemig Generation and Transmission (Cemig GT).

Djalma Bastos de Morais – For biographical information please see “— Board of Directors.”

Fernando Henrique Schüffner Neto – Mr. Schüffner holds a degree in Electrical Engineering from Pontifical Catholic University of Minas Gerais, a master’s degree in Automation and Control from Unicamp, and an MBA from Ibmec. Mr. Schüffner Neto has been working for Cemig since 1985, holding varied positions – including General Manager of Coordination, Planning and Expansion of Distribution, General Manager of Executive Coordination of the “Light for Everyone” (Luz para Todos) Program, Chief Generation and Transmission Officer and Chief Distribution and Sales Officer. He is a teacher and researcher, as well as being an officer or member of the Board of Directors of several companies of the group. He is currently a substitute member of the Board of Directors of Cemig, of Cemig Telecomunicações S.A., and of Cemig D, Cemig GT, Light S.A. and Light Serviços de Eletricidade S.A. Since 2007 he has been an Executive Officer of Cemig, Cemig D and Cemig GT, and since 2010 has been Chief Business Development Officer of those 3 companies.

Frederico Pacheco de Medeiros – Mr. Medeiros has a law degree from Minas Gerais Federal University. He acted as Legal Advisor to the Minas Gerais State Court of Appeal from 1989 to 1998, and was Parliamentary Secretary of the House of Representatives of the Brazilian Congress from 1993 to 2002. He was Deputy Secretary of State of Minas Gerais from 2003 to 2008, and General Secretary to the Governor of Minas Gerais in 2008–2010. Since 2011 he has been the Chief Corporate Management Officer of Cemig, Cemig D and Cemig GT.

José Carlos de Mattos – Mr. Mattos was born in 1946, has a degree in Business Administration and is also a licensed Portuguese teacher. He was a regional Superintendent for Minas Gerais, São Paulo and Rio de Janeiro from 1983 to 1992, and Financial Director from 1992 to 1994, of Caixa Econômica Federal – CEF (the Federal Savings Bank). During that same period, from1992 to 1994, he was Chief Officer of Banco Interamericano de Poupança e Empréstimo – BIAPE (Inter-American Savings and Loan Bank). From 1995 to 1996 he was Deputy CEO of Banco do Estado de Minas Gerais – BEMGE (State Bank of Minas Gerais). From 2003 to 2005, he was the Financial Director of Companhia de Desenvolvimento de Minas Gerais – CODEMIG (Minas Gerais Development Company). From 2005 to 2006, he was the CEO of Fundação de Seguridade Social de Minas Gerais – PREVIMINAS (Minas Gerais Social Security Foundation). From 2007 to 2009, he was CEO and Administrative Counselor of Gasmig. At Cemig, Cemig D and Cemig GT, he was Director of Planning, Design and Construction from January to April 2007, Chief New Business Development Officer from April 2007 to December 2010, Chief Officer of the Gas Division from February to September 2009; and Chief Distribution and Sales Officer from December 2010 to November 2012. Since November 23, 2012, he has been Chief Officer of the Gas Division for Cemig, Cemig D and Cemig GT, and CEO of Gasmig.

José Raimundo Dias Fonseca – Mr. Fonseca has a degree in electrical engineering from the Federal University of Juiz de Fora. He has completed the specialization course in Maintenance Engineering at the Federal Engineering School of Itajubá (Fupai/Efei); the postgraduate course in Strategic Business Management of the Getúlio Vargas Foundation; and the specialization course in Management of Electric Power Utilities at the University of Stockholm (Sweden). He is a member of the Fiscal Council of CCEE – the Brazilian National Electricity Trading Chamber; and Vice-president of Abraceel, the Brazilian Association of Electricity Traders. Mr. Fonseca joined us in 1982, holding varied posts from engineer to Control and Settlement Officer for Electricity Trading Transactions. From 2007 to 2011 he was General Manager for Wholesale Electricity Purchases and Sales. Since 2011, he has been Chief Trading Officer of Cemig, Cemig D and Cemig GT.

Luiz Fernando Rolla – Mr. Rolla has a degree in Electrical Engineering from Minas Gerais Federal University with further specialization in engineering economics and data processing. He joined Cemig in 1974, working in coordination of electrical system planning and, later, in the coordination of projects financed by the World Bank, the Inter-American Development Bank, KfW and Eletrobras.  He also participated in the process of raising funds in international markets with emphasis on the placement of Eurobonds and equity block trades. In 1987 he became Investor Relations Manager of Cemig, responsible for the formulation and implementation of our investor relations strategy, including the structuring of the Level I and II ADR programs, trading in the Corporate Governance Level 1 category on the BM&FBovespa, and listing of Cemig’s shares on the Latibex division of the Madrid Stock Exchange. Since 2009 he has been the Chairman of the Brazilian Investor Relations Institute (Instituto Brasileiro de Relações com Investidores – or IBRI). Mr. Rolla is an executive officer and member of the Boards of Directors of several companies of the Cemig group. Since 2007 he has been Chief Finance and Investors Relations Officer of Cemig, Cemig D, and Cemig GT. He is also a member of the Board of Directors of Light S.A. and Light SESA.

Luiz Henrique de Castro Carvalho – Mr. Carvalho has a degree in Electrical Engineering from Minas Gerais Federal University; a postgraduate degree from the same university in Systems Analysis, with focus on Mainframe Support; and an international executive MBA in business administration and information technology management from the Getúlio Vargas Foundation. He joined Cemig in 1984 as a support analyst in the Software and Support Group, later holding posts including Manager of the IT Terminal Users Support Division, General Manager of Telecommunications and IT, and General Manager of Material, Logistics and Services. He is a Chief Officer and member of the Board of Directors of several companies of the group. Since 2008 he has been Chief Generation and Transmission Officer of Cemig, Cemig D and Cemig GT.

Luiz Henrique Michalick - Mr. Michalick has a degree in Journalism from the Pontifical University of Minas Gerais. He was an economic journalist in the Belo Horizonte office of the Folha de São Paulo newspaper, from 1979 to 1985, and on the economics editorial team of the Estado de Minas newspaper, in 1986 and 1987. He joined Cemig in 1985, working as a journalist and as General Manager for Press, Public Relations and Advertising, before becoming General Manager for Corporate Communications, from 2003 to 2011. Since 2011, Mr. Michalick has been Chief Officer for Institutional Relations and Communications of Cemig, Cemig D and Cemig GT.

Maria Celeste Morais Guimarães – Ms. Guimarães has a degree in Accounting and Business Administration from the Pontifical Catholic University of Minas Gerais; a law degree from the Law Faculty of Minas Gerais Federal University; specialization in commercial law; and a master’s degree and doctorate from the same university. She was Auditor-General of the State of Minas Gerais from 2003 to 2010, and President of the Council of Inspectors General of State Entities (Conselho de Corregedores dos Órgãos e Entidades do Poder Executivo Estadual – Conrege) from 2004 to 2010. From 2005 to 2010 she was a member of the Committee of Civil Defense Organizations, and in 2007–2009 of the National Council of the Entities of Internal Control bodies of the Brazilian states and Federal District (Conselho Nacional dos Órgãos de Controle Interno dos Estados Brasileiros e do Distrito Federal – Conaci). From 2007 to 2010, she was a member of the Coordination, Planning, Management and Finance Board of Minas Gerais State, and from 2008 to 2010 a member of the State’s Corporate Governance Committee. She also was a member of the Energy Committee of the Energy Law Committee of the Brazilian Bar Association in Minas Gerais (Ordem dos Advogados do Brasil em Minas Gerais, or OAB-MG). Since 2011 she has been Chief Counsel of Cemig, Cemig D and Cemig GT.

Ricardo José Charbel – Mr. Charbel has degrees in Electrical Engineering from Pontifical Catholic University of Minas Gerais and in Electricity Distribution Maintenance and Operational Engineering from Mackenzie University of São Paulo, with a postgraduate degree in data processing from Minas Gerais Federal University (UFMG) and an Executive MBA from the Ibmec Business School of Minas Gerais. He is a career Cemig executive – he joined the Company to work as a systems analyst and engineer, from 1983 to 1990. Since November 2012 he has been Cemig’s Chief Distribution and Sales Officer. His posts have included: General Manager for Distribution Expansion Planning, Studies and Projects, from 2010 to 2012; Manager, and Executive Coordination General Manager for the Light for All (Luz Para Todos) distribution expansion program, from 2007 to 2010; and Customer Relationship Manager, and Division Manager, from 1999 to 2007.

Compensation of Members of the Board of Directors and Executive Officers

The total remuneration of the member os the Board od Directors, the Executive Board Fiscal Council, including benefits of any type is established by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

In the business year ended December 31, 2013 the total compensation paid to the directors and officers and to directors and officers of Cemig Distribution and Cemig Generation and Transmission, including health insurance, paid leave, bonuses, post-employment and other benefits, a totaled approximately R$ 13 million.

The following chart shows the compensation paid to the member of our Board of Directors, Executive Board,  Fiscal Council and Support Committee members in 2013:

Compensation in the year ended December 31, 2013 (in Thousands of Reais)
	Board of Directors	Support Committee(1)	Executive Officers	Fiscal Council
Number of members (2)	14	6	11	10
Total compensation	1,278.5	607.1	10,137	463.6

(1)                                 The Support Committee is a body with no executive function, composed of members of the Board of Directors, responsible for evaluating and making recommendations on the matters to be discussed at the Board meeting, hel in recommending priorities issues checking of documentation for better understanding by the Board of Directors and any other matters y helpful for focus and efficiency of Board meetings.

(2)                                 The number of members corresponds to the average monthy number of members, divided by twelve (12). The Fiscal Council includes the substitutes members since the decision of the 2011 Ordinary Genereal Meeting of Stockholders.

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

Fiscal Council

Our by-laws, our Fiscal Council shall be in existence permanently.  It is required to meet once every quarter, but in practice it has been meeting once a month. Our Fiscal Council is made up of three to five members and their respective substitute members elected by our shareholders at the annual General Meeting for a term of one business year. The holders of the preferred shares as a group are entitled to elect one member of the Fiscal Council and a corresponding substitute. A single minority holder of common shares or group of minority holders of common shares, with a joint holding of at least 10%,  of the total common shares,  has the right to elect one member of the Fiscal Council and a corresponding substitute. The primary responsibility of the Fiscal Council which is independent from management and from the independent external auditors appointed by the Board of Directors, is to review our financial statements and report on them to our shareholders. The Fiscal Council is also responsible for fiving opinions on any proposals by our management to be submitted to the General Meetinf of Stockholders related to (i) changes in the share capital, (ii)  (bonus de subscrição), (iii capital expenditures plans and budgets, (v) changes to corporate nature or (vi) corporate restructurings such as mergers, c and spin-offs. The Fiscal Council also examines the activities of management and reports them to the shareholders.

The current members of the Fiscal Council, and their substitute members, all of whose terms expire at the Annual General Meeting of Shareholders to be held in2014,  to examine the reports and accounts for the 2013 business year, are as follows:

Name	Position	Date of initial appointment

Aristóteles Luiz Menezes Vasconcellos Drummond	Chairman	April 27, 1999
Marcus Eolo de Lamounier Bicalho	Substitute Member	February 27, 2003
Luiz Guarita Neto	Member	February 27, 2003
Ari Barcelos da Silva	Substitute Member	April 29, 2005
Thales de Souza Ramos Filho	Member	February 27, 2003
Aliomar Silva Lima	Substitute Member	February 27, 2003
Helton da Silva Soares (1)	Member	August 4, 2010
Vicente de Paulo Barros Pegoraro (2)	Member	April 29, 2009
Newton de Moura (2)	Substitute Member	April 29, 2009

(1)                                 Elected by AGC Energia,

(2)                                 Elected by the holders of the preferred shares,

Below is a brief biographical information about each member of our Fiscal Council:

Aristóteles Luiz Menezes Vasconcellos Drummond – Mr,  as well as working in the area of businessmanagement, also has activities in journalism and public relations,, Since 1973, he has been Director of Irad Assessoria e Consultoria Ltda,, a company wich advises large companies large companies on managing their marketing budgets, He has a certification as  as qualified membership of an Fiscal Council issued by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa - IBGC),  From 1987  to 1996, Mr, Drummond was a Chief Officer of Light,  In 1994 – 1996 he chaired the Comitee on Business Managment of Eletricty Industry (Comitê de Gestão Empresarial no Setor de Energia Elétrica),  In 1996  – 2003,  he was a member of the Board of Director of Eletronorte’s, Since 2006 he has been a member of the Fiscal Council of Light S.A. and a member of CEMAT’s Board of Directors, he has been a member of our the Fiscal Council of Cemig since 1999 and a member of the Fiscal Councils of Cemig Gand Tsince 2004.

Helton da Silva Soares – Mr, Soares holds degrees in accounting degree and a Law from the Pontifical Catholic University of Minas Gerais (PUC-MG), and MBA in Finance from the Ibmec.  He joined the Andrade Gutierrez Group in 1998, and since 2008, has worked as an executive at Construtora Andrade Gutierrez S.A. Since 2010,  he has been a member of The Fiscal Council of Cemig D and Cemig GT.

Luiz Guaritá Neto – Mr, Guaritá Neto earned  his degree in Civil Engineering from Faculdades Integradas de Uberaba in 1978, and has completed the basic courses of Business Administration, O&M and Marketing from Getúlio Vargas Foundation in Rio de Janeiro, He was Mayor of Uberaba from 1993 to 1996, He is an entrepreneur  and partner in  several companies,  He has been a member of and, since 2004, he has also been a member of  The Fiscal Councils of Cemig D ad Cemig GT,

Thales de Souza Ramos Filho – Mr, Ramos Filho holds a degree in Medicine from the Federal University of Juiz de Fora (and a degree in Business Administrarion from Machado Sobrinho University  of Juiz de Fora, He is on the Board of the Dr, João Felício Hospital , in the city of Juiz de Fora He is also a shareholder and chief officer of Zenite Empreendimentos Imobiliários,  He was a member of The Board of Directors of Fumas  from 1990  to 1996  He has been a member of  the Fiscal Council of Cemig  since 2003 and A member of the Fiscal Councils of Cemig D and Cemig GT since 2004,

Vicente de Paulo Barros Pegoraro – Mr, Pegoraro holds a Business Administration and Accountting  from Brasília University (UnB) and a Law degree from the Federal University of Paraná,  He was a member of the  Fiscal Council of Banco do Brasil S.A.  in 2001  - 2003 and a member of the  Fiscal Council and an Audit Committee of Telecom Italia Mobile (Tim Participações S.A.), Since 2009,  he has been a member of  Fiscal Councils of Cemig, Cemig D and Cemig GT.

Lauro Sander – Mr, Sander has a degree in Physical and Biological Sciences from Dom Bosco University, of Santa Rosa, Rio Grande do Sul, a postgraduate degree in Business Management from Rio Grande Federal University, and a postgraduate degree in Marketing from Pontifical Catholic University (PUC) of Rio de Janeiro, At Banco do Brasil S.A., he was State General Manager for the states of Tocantins, Amazonas, Acre and Roraima in 2003–2007, and General Manager for Government Affairs for the South and Southeast Regions, in São Paulo, in 2007–8, He was a member of the Board of Directors of Celesc (Centrais Elétricas de Santa Catarina S.A.) from May 1, 2009 to April 30, 2010; and a member of the Board of Directors of Bombril from May 1, 2010 to April 30, 2012, Since April 2013 he has been a member of the Fiscal Councils of Cemig, Cemig D and Cemig GT,

Consumer Council

We have established a Consumer Council pursuant to Brazilian law, which is comprised of representatives of consumer groups and advocacy organizations, but not members of our Board of Directors. The Consumer Council advises us as to service and other concerns of our consumers.

Audit Committee

Our Fiscal Council acts as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies, non-U.S. issuers are permitted not to have a separate Audit Committee, made up of independent members, if there is an Fiscal Council established and chosen in accordance with the legal rules of its origin country, when such rules expressly require or allow that such board obey certain obligations; and if such exception is the case, an Fiscal Council may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law. The financial specialists of our Fiscal Council of Cemig are Mr. Helton da Silva Soares and Mr. Ari Barcelos da Silva.

Employees

On December 31, 2013 we had 7,922  employees in  CEMIG, Cemig Distribution and Cemig Generation and Transmission, of which 221 were at management level, of  401  temporary employees in 2013.  On December 31,  2012 , we had  8,368 employees  in CEMIG, Cemig Distribution and Cemig Generation and Transmission, of which  230  were at management level, and  475 were temporary employees.  On December 31, 2011, we had  8,706 employees, of which  238 were at management level, and  420 were  temporary employees. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at (1)
	December 31, 2013 (2)	December 31, 2012	December 31,2011
Managers	221	230	238
Professional staff	1,365	1,215	1,249
Operational technical staff and office employees	6,336	6,923	7,219
Total	7,922	8,368	8,706

(1)                                 These numbers reflect only  the employees of Cemig Generation and Transmission, Cemig Distribution and CEMIG.

(2)           In 2013, 776 employees were hired and  1,202 employees left the Company.

Unions

Annual meetings are held for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or ACTs)  that  result from  these meetings  cover salary adjustments, benefits, and rights and duties governing employment relationships, and comes into effect for the subsequent period of 12 months, starting on November 1 of each year.

The negotiations for the 2012–13 Collective Work Agreement between the Company and the Unions did not result in signature of the agreement, requiring the opening of collective salary increase proceedings by the negotiating parties. In July 2013 the Regional Employment Appeals Court (Tribunal Regional do Trabalho, or TRT) of the 3rd Region published the Regulating Judgment resulting from the mediation, with validity over four years, i,e, from November 1, 2012 to October 31, 2006. However, the economic clauses may be reviewed annually, through renewed collective negotiations between the various union entities that represent the employees. Thus, for the period 2013–4, a Collective Work Agreement was entered into, with an annual wage adjustment of 6,85% and adjustment of the economic clauses by the same percentage, as well as a concession of the related extra meal vouchers, Both the 2012–14 ACT, and the Regulating Judgment of the TRT, cover 100% of the employees.

The Regulating Judgment maintained the same points of the ACTs of previous years:  payment of day and night overtime; bonuses; setting of a ceiling for grant of financial help for training in technical or graduation courses; advance of the first installment of the annual 13th-salary payment; assistance benefits; release of union leaders and provisional job stability; and funds for grant of salary alteration in accordance with the Careers and Remuneration Plan (Plano de Cargos e Remunerações, or PCR).

In health and safety in the workplace, the employees have the following benefits guaranteed: regulated Internal Accident Prevention Committees (Comissões Internas de Prevenção de Acidentes, or CIPAs), with participation by the unions; medical health inventory; inspection of contractors as to their work safety; and notification of serious or fatal accidents.

During the negotiations in 2013, there were 18 days of stoppages, in which approximately 10% of the employees took part, The Operational Emergency Committee, created for the basic purpose of establishing a Contingency Plan to maintain the Company’s essential services in the event of strikes, was activated and there were no adverse events.

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

Remuneration

The Careers and Remuneration Plan (Plano de Carreiras e Remuneração, or PCR) was put in place in 2004, aiming to provide the Company with the instruments of remuneration considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for promotions, These criteria include, among other factors, the performance of the employee, In the 2012-2013 cycle of Performance Management, 2,288 employees, or 29,27% of all the employees evaluated, received the benefit of salary alterations.

This table shows the monthly average of Base Salary and of Remuneration, by job category:

	Average base salary as of December 31, 2013	Average remuneration as of December 31, 2013
Managers	R$15,454.40	R$24,937.29
Professional staff	R$7,329.66	R$9,667.18
Operational technical staff and office employees	R$3,510.36	R$5,604.90

Program for Sharing in Profit, Results, and Productivity:

CEMIG  has a program for the employees in accordance with the applicable Brazilian employment legislation. With respect to the results for 2013, the amounts to be received by our employees under the profit sharing program may vary between 70% and 120% of the total remuneration attributed to their work category, depending on the extent to which the targets that we set are met. No profit sharing payment will, however, be made to any employee who does not reach the minimum level of 70% of those targets.

In 2013 we brought forward payment of part of the profit shares to employees for the 2013 business year, in the amount of approximately R$96.7 million, and the remaining part will be paid by April 2014. In 2012, the payment of profit shares to the employees, including the obligatory charges and payments based on payroll, totaled approximately R$204.6 million, of which R$138.5 million was paid in November and December 2012, and the remaining R$66.1 million was paid in April and July 2013. In 2011, the payment of employees’ profit shares, including the obligatory charges and payments based on payroll, totaled approximately R$221 million, of which 70%, or R$ 155 million, was paid in December 2011 and the remaining 30%, or R$ 66 million, was paid in April 2012.

Benefits

The Company gives its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2013, a total of R$ 206.7 million was paid in benefits to employees, comprising R$ 82.9 million in contributions to the pension plan and R$ 123.7 million in assistance benefits.

Voluntary Retirement Program

There were two Voluntary Retirement Programs over the period 2008–2013: the Premium Severance Program (Programa Prêmio de Desligamento, or PPD) from 2008 through to October 2011; and the Rewarded Severance Program (Programa de Desligamento Premiado, or PDP) from November 2011 to January 2013, which replaced it so as to adapt to the new period for prior notice of severance.

The main financial incentives of the PPD and PDP included: payment of up to 4 times the employee’s gross monthly remuneration, including the prior notice period payment; 6 months’ contributions to the Health Plan after leaving the company; deposit of an extra payment of 40% of the balance of the employee’s FGTS fund (which would be obligatory if termination were by the employer); and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract; in accordance with certain criteria established in the regulations of the program.

Under the terms of these programs, 121 people left the Company in 2013, 290 in 2012 and 51 in 2011.

Voluntary Dismissal Program

In January 2013, we introduced the Incentive Retirement Program (Programa Incentivado de Desligamento, or PID), in response to the regulatory changes in the energy sector. It was targeted to employees who, in 2013, had over 20 years of (i) employment at Cemig and (ii) contributions to Forluz; and who were already retired per the National Social Security System (Instituto Nacional de Seguridade Social, or INSS).

In 2013, 854 people left the Company by accepting the terms of the PID. They received (i) payment of up to four times their monthly salaries (without exemption from income tax) and (ii) deposit of the obligatory “penalty” (applicable to dismissals without cause) of 40% on the balance of the employee’s accumulated funds under the FGTS system. Additionally, Cemig guaranteed full payment of the costs of the group life insurance plan and of the health plan for six months commencing on the date the employee leaves the Company.

Health and Safety

In 2013, the index of frequency of accidents causing absence from work (Taxa de Frequência de Acidentes, or TFA) for our workforce was 2.10 accidents per million man-hours of exposure to risk. This is a reduction of 4.55% from the previous year, and is the lowest index achieved by the Company in all the time since calculation of this index began.

The most frequent causes of work accidents are related to: vehicle traffic; and faults in planning, in analyses of risk of a task, and in compliance with the stages of execution of activities.

Share Ownership

No member of our Board of Directors or Executive Board owns more than 0.001% of our preferred shares, or more than 0.003% of our common shares.

Item 7.                     Major Shareholders and Related Party Transactions

Principal Shareholders

On December 31, 2013, the government of the State of Minas Gerais was the holder, directly and indirectly of 214,471,442 common shares, or 50.97% of the Company’s shares carrying the right to vote, and 79,001,657 preferred shares, or approximately 9.43% of their total. On the same date AGC Energia, the Company’s second largest stockholder, was holder of 138,700,848 common shares, or approximately 32.96% of those shares, and 42,671,763 preferred shares, or approximately 5.09% of those shares. AGC Energia is a subsidiary of Andrade Gutierrez Concessões S.A. (“AGC”), an affiliate of the AG Group. The AG Group is one of the largest private groups in Latin America, with a presence in the sectors of engineering, construction, telecoms, electricity and public concessions. The shares held by our principal stockholders are exactly the same in terms of the right to vote as all the other shares.

This table gives information about ownership of the common and preferred shares in Cemig at December 31, 2013:

Shareholder	Common shares	% of the Class	Preferred shares	% of the Class

Minas Gerais State Government (1)	214,471,442	50.97%	79,001,657	9.43%

AGC Energia S.A.	138,700,848	32.96%	42,671,763	5.09%

FIA Dinâmica Energia Fund	28.501.552	6,77%	8.768.594	1,05%

All directors and executive officers as group	3,276	0.0%	2,086	0.0%

Others	39,087,590	9.29%	707,096,191	84.37%

Total shares	420,764,708	100%	837,540,291	99.94%

Shares in treasury		–	536,655	0.06%

Total shares issued	420,764,708	100%	838,076,946	100%

______________

(1)          The shares attributed in this line to Minas Gerais State include shares held by MGI and other agencies of the State government and companies controlled by that State.

Since Cemig was formed, its operations have been influenced by the fact that it is controlled by the government of the Brazilian State of Minas Gerais. Its operations have had and will continue to have an important impact in the development of trade and industry of Minas Gerais and on the social conditions in the State. Occasionally in the past the Minas Gerais State government has oriented the company to dedicate itself to certain activities and make certain expenditures specifically designed to promote the social, political or economic objectives of the government of the State of Minas Gerais, and not necessarily destined to generate profit for Cemig, and there is the possibility that the state government may orient us in this direction in the future. See the section “Item 3. Material Information – Risk factors – Risks relating to Cemig – We are controlled by the State Government, which may have interests that are different from those of investors.”

On December 31, we had 47 holders of common shares registered in the United States, holding a total of 8,832,711 common shares. We also had 350 holders of preferred shares registered in the United States, holding a total of 331,393,532 preferred shares. These figures do not include the 199,896,466 preferred shares and 741,165 common shares represented by ADRs.

Although our by-laws do not make any restriction on a change in our control, under the legislation of Minas Gerais State such a change will require a state law authorizing the change of control. Because we are a company controlled by the State, the sale of more than 50% of the voting stock of Cemig by the state government, or any other transaction that could transfer the control of the company (in whole or in part), requires approval by legislation specifically authorizing this change, made by the legislative power of Minas Gerais, approved by a minimum 60% of the members of the State Assembly. Such authorization must also be approved by the local citizens in a referendum.

On April 15, 2010, Lazard Asset Management LLC notified us that it had acquired 17,497,213 shares, or 5.01% of the total shares issued by Cemig. On February 4, 2011, Lazard Asset Management LLC notified us that it had increased its holding in Cemig to 7.46%, a total of 28,673,232 shares.

On January 20, 2012, Lazard Asset Management LLC notified us that it holds 28,266,233 shares, or 4.14% of the Company’s total shares in circulation.

On June 18, 2010 AGC Energia notified occurrence of the transfer of shares under the Share Purchase Agreements signed by Southern and AGC Energia, with AGC as consenting party, on November 12, 2009. AGC Energia acquired from Southern 98,321,592 common shares issued by Cemig, representing 32.96% of the voting capital and 14.41% of the total share capital. AGC Energia emphasized that this transaction does not change the stockholding control or the administrative structure of Cemig.

On August 1, 2011, AGC Energia and the State of Minas Gerais entered into a stockholders’ agreement (recognized by Cemig and with BNDESPar as the third beneficiary), under which AGC Energia has the right to appoint Cemig’s Chief Business Development Officer, subject to approval by the State of Minas Gerais. For more information, see note 23 to the consolidated financial statements.

On March 26, 2013 the FIA Dinâmica Energia Fund notified us that it had acquired 19,074,800 common shares, equivalent at that time to 5.1% of the voting stock of Cemig.

We are not aware of any other significant alterations in percentage stockholding by holders of our shares amounting to 5% or more of our voting shares in circulation during the last three years.

Related Party Transactions

The principal balances and transactions with related parties of Cemig and its subsidiaries and jointly-controlled subsidiaries are:

•                  Transactions in electricity between generators and distributors are through auctions organized by the federal government; transport of electricity by transmission companies take place under the centralized operation of the National Electricity System Operator (ONS).  These transactions thus take place on terms equivalent to those of arm’s length transactions.

•                  Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. See more information in Explanatory Note 12 to the consolidated financial statements.

•                  Private issue of R$ 120 in non-convertible debentures, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. Contracts have been adjusted to present value.

•                  The contracts of Forluz, which is the entity responsible for managing our employee pension fund, are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Explanatory Note 22) and will be amortized up to the business year of 2024.

•                  Cemig’s contributions to the Pension Fund relating to the employees participating in the Mixed Plan (see Explanatory Note 22), calculated on the monthly remunerations in accordance with the regulations of the Fund.

•                  Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.

•                  Contribution by the sponsor to the employees’ Health Plan and Dental Plan.

•                  Rental of the head office building.

Item 8.                     Financial Information

Consolidated Financial Statements and Other Financial Information

Please refer to our financial statements that appear beginning on page F-1 of this document as well as “Item 3, Key Information—Selected Consolidated Financial Data”.

Legal Proceedings

We are a party to certain administrative and court proceedings involving tax, regulatory, consumer, administrative, environmental, labor obligations and other liabilities relating to our business. In accordance with IFRS, we record and disclose the aggregate amounts of the proceedings that we have determined a loss to “probable”, and disclose the aggregate amounts of the proceedings that we have determined a loss to be “possible”; – in both cases, to the extent these amounts can be reasonably estimated. For more information regarding such contingencies, see Notes to our consolidated financial statements.

(i)                                    Regulatory Matters

Cemig and Cemig Distribution are parties in 215 lawsuits seeking to nullify the clause in the Electricity Supply Contracts for public illumination, signed with various municipalities in our concession area. Claims also seek restitution of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. Proceedings are based on an alleged mistake in estimating time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). On December 31, 2013, the amount involved in this action was, approximately, R$1.3 billion, and we have assessed the chances of loss as “possible”.

Cemig Generation and Transmission filed an application for an order of mandamus to be included as a defendant party in a lawsuit brought by AES Sul against Aneel, seeking the annulment of Aneel Dispatch 288/2002 which sets the guidelines for interpretation of Aneel Resolution 290/2000, and thus change the situation of AES Sul Distribuidora, from creditor to debtor of Mercado Atacadista de Energia (MAE), predecessor of CCEE. Our application to be joined as a defendant was based on the fact that if AES Sul were to be successful in this lawsuit and were found to be a creditor of CCEE, Cemig Generation and Transmission will have to pay the amount applied for by AES Sul. Cemig Generation and Transmission obtained an interim remedy to suspend the deposit that had been ordered in the process of financial settlement, for the historic amount, and was also admitted as a defendant party. As of December 31, 2013, the amount involved in this action was R$146 million, and we have assessed the chances of loss as “possible”.

Cemig Generation and Transmission and its subsidiaries are represented by the Brazilian Association of Independent Power Producers - APINE in a lawsuit in which the association intended to be judicially declared invalidity of Articles 2 and 3 CNPE Resolution 3 , 06/03/2013 which provide, in summary, that the National System Operator - ONS may additionally indicated by the computer programs, dispatching energy resources or change the direction of the exchange between submarkets and that the additional cost of the order will be divided among all market agents, proportionally to the energy sold. Such determinations represent burden to generators agents in the market, which led, by their associations, including the APINE, to court questioning the legality of this Resolution. The lawsuit is at the first level of trial. On December 31, 2013, the amount involved in this action, considering  Cemig Generation and Transmission and its subsidiaries, as disclosed in the financial report of Cemig, was, approximately, R$109 million, and we have assessed the chance of loss as “possible”.

Cemig Generation and Transmission filed an injunction against an act of the Minister of Mines and Energy seeking to ensure the right on the extension of the concession period of the Hydropower Plant Jaguara (HPP Jaguara), pursuant to Section 4 of the Agreement Concession No. 007/1997, in accordance to the original Concession Agreement, prior to Law No. 12.783/2013. We obtained an injunction provision, still in force, to keep the commercial exploitation of UHE Jaguara until this injunction is dismissed. On December 31, 2013, we have assessed the chance of loss as “possible”, considering it is a leading case in the discussion of the judiciary on the extension of concessions.

Rate Increases

Cemig Distribution is a party, together with Aneel, in a civil public action brought by the Public Attorneys’ Office seeking to prevent the exclusion of consumers from being classified in the Low Income Residential Tariff’s subclass and also to require Cemig Distribution to pay double the amount overpaid by the low income consumers. The lower court found in favor of the Public Attorney’s Office, and Cemig Distribution and Aneel appealed to the Regional Federal Appeals Court (Tribunal Regional Federal). The decision of the appeals court on the proceeding has been pending since March 2008.  On December 31, 2013, the amount involved in this action was, approximately, R$142.4 million, and we have assessed the chance of loss as “possible”.

Cemig Distribution is a defendant in several lawsuits and, in particular, in a public civil action brought by the Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente – Amprocom), which is challenging the tariff readjustment applied after 2002 and its methodology and seeking the restitution, to all consumers who were damaged in the processes of periodic review and annual adjustment of electricity tariffs in the period from 2002 to 2009, of the amounts that were allegedly unduly charged. On December 31, 2013, the amount involved in these actions was R$182.4 million, and we have assessed the chances of loss as “possible”.

(ii)                                Taxes and Other Contributions

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

In 2006, CEMIG, Cemig Generation and Transmission and Cemig Distribution advanced funds to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable. The Brazilian Federal Revenue Service, however, has initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs of mandamus which were decided unfavorably to us in the lower court. We filed the appropriate appeals and are still waiting for resolution from the upper court. On December 31, 2013, the amount involved in these actions was, approximately, R$218.8 million, and we have assessed the chance of loss as “possible”, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in the upper court. We emphasize that, in relation to Income Tax, both the Superior Court of Justice (“STJ”) and the Regional Federal Court (“TRF”) adopt the position that there is tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered indemnities.

The INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to the Company’s employees and directors as profit-sharing in the period 2000 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partially favorable decision in 2008, which declared the non-applicability of the contribution of social security on the profit-sharing amounts paid for employees and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and are waiting for the upper court to decide. On December 31, 2012, the amount involved in this action was assessed as approximately R$519 thousands, which relates only to the judicial deposit made of social security contributions on profit-sharing amounts paid to directors, and we have assessed the chance of loss as “possible”. However, despite lower court decision being favorable to the Company, the ground used is contrary to higher courts current position, what led us to re-assess the amount involved in this action. On December 31, 2013, the amount involved in this action was, approximately, R$130.9 million, which relates to the payment of social security contributions on profit sharing paid to directors and employees, and we have assessed the chance of loss as “possible”.

The Brazilian Federal Revenue Service has initiated several administrative proceedings against CEMIG, Cemig Generation and Transmission and Cemig Distribution, in relation to the social security contributions allegedly owed in connection with employee profit share payments, the Workers’ Food Program (PAT), the auxiliary contribution for education, overtime payments, risk exposure compensation payments, Sest/Senat, and compensation penalty payments. We have presented defenses and await judgment. On December 31, 2013, proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$693.3 million, and proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$12.5 million.

Cemig and Cemig Distribution were, jointly with various consumers, parties in various administrative and judicial proceedings related to ICMS matters, in which were discussed the non-applicability of ICMS over (i) Tarifa de Uso do Sistema da Distribuição (TUSD); (ii) unused portions of hired electricity availability; and (iii) the transfer of excess electricity in the period of rationing of electricity. Except for the proceedings initiated by the consumers against the State of Minas Gerais, Cemig and Cemig Distribuition, where, on December 31, 2013, we assessed the chances of loss as “possible” totaled, approximately, R$1.1 million, most of such proceedings were dismisses with an agreement entered by and among the State of Minas Gerais, Cemig and Cemig Distribuition, which resulted in sizable reduction in accrued amounts as described below.

On December 31, 2013, proceedings related to the non-applicability of ICMS over unused portions of hired electricity availability, where we assessed the chances of loss as “possible” totaled, approximately, R$1.1 million.

December 31, 2013, proceedings related to the impact of ICMS on TUSD, where we assessed the chances of loss as “possible” totaled, approximately, R$0.002 million.

On December 31, 2013, proceedings related to ICMS tax on the transfer of excess electricity in the period of rationing of electricity, where we assessed the chances of loss as “probable” totaled, approximately, R$ 0.007 million, and proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$ 1.8 million.

CEMIG, Cemig Generation and Transmission and Cemig Distribution are parties in several administrative proceedings the final decisions in which have refused offsetting of credits of IRPJ, CSLL, PIS and COFINS. We are contesting the related tax postings made by the federal tax authority. On December 31, 2013, proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$ 0.059 million, and proceedings where we have assessed the chances of loss as ‘possible”, totaled, approximately, R$302.2 million.

CEMIG is a party in  judicial proceeding concerning applications for restitution and offsetting of tax credits for the corporate tax returns for 1997 to 2000, and overpayments shown in the corresponding tax receipts and tax returns filed. On December 31, 2013, the amount involved in this judicial proceeding was approximately R$363.1 million, and we have assessed the chances of loss as “possible”.

Contractual Claims

Cemig Distribuition is a party in judicial proceedings concerning economic and financial  rebalancing of some construction agreements related to the Programa Nacional de Universalização do Acesso e Uso de Energia Elétrica — Luz para Todos. On December 31, 2013, the amount involved in this judicial proceeding was approximately R$ 155.2 million, and we have assessed the chances of loss as “possible”.

(iii)         Labor Obligations

CEMIG, Cemig Generation and Transmission and Cemig Distribution are defendants in several claims filed by employees and outsourced workers. Most of these claims relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, readjustment of retirement pension payments by Forluz, and salary adjustments. Under Brazilian employment laws, claimants must file any claim for unpaid services within two years after the termination of the contract (limited to rights which arose no more than five years prior to the claim). On December 31, 2013, proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$146.2 million, and proceedings where we assessed the chances of loss as “possible” totaled, approximately, R$330.4 million.

In June 2007 a judgment was rendered against Cemig in a public civil action, brought by the Public Attorneys’ Office for Employment Matters in early 2003, to prevent the Company from using outsourced labor for its end-activities. The judgment ordered the payment of moral damages and collective fines in the amount of R$ 0.3 million and gave the Company nine months to cease to contract employees through outsourced companies as intermediaries. In March 2008 the Higher Appeals Court gave an interim decision suspending the effects of the previous judgment until a final decision had been given. In October 2012, Higher Appeals Court reversed the judgment and the judgment of the Regional Labor Court absolving Cemig from paying moral damages and collective fines fixed. However, In November 2013, Higher Appeals Court, in a motion filed by the Public Ministry of Labor, has revised its decision and ordered the payment of moral damages and collective fines in the amount of R$ 0.15 million.Since the issue involves interpretation on the constitutionality of an article of the Concessions Law (Law 8987/95) there is a possibility of reversal of the decision in the Higher Appeals Court’s Employment Issies Session (Seção de Dissídios Individuais), as well as in the Federal Supreme Court (“STF”). On December 31, 2013, the amount involved in this action, in the event we do not comply with the order for specific performance, moral damages and fees was, approximately, R$59 million and we have assessed the chances of loss as “possible”. It should be added that the amount stated considers the moral damages of R$ 0.15 million, and the total amount will only be payable only upon reversal of the decision and if the Company does not comply with the order to replace outsourced labor within the specified period, of nine months. We believe it is unlikely that any payment obligations will be imposed.

(iv)   Environmental Matters

CEMIG, Cemig Generation and Transmission, Southern Electric and FEAM are defendants in a public civil action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte Hydroelectric Power Plant. We have presented a defense and are awaiting judgement. As of December 31, 2013, the amount involved in this action was R$1.8 billion, and we assessed the chance of loss as “possible”.

The Minas Gerais Public Attorney filed class actions against CEMIG and Cemig Generation and Transmission seeking an order against the companies to invest at least 0.5% of its total operational revenue per year from 1997 onward, on the protection and environmental preservation of the water tables of the municipalities in which our  generation plants are located and indemnify the State of Minas Gerais proportionaly for the environmental damage caused as a result of Cemig’s failure to comply with the law of the State of Minas Gerais No. 12.503/97. In four  of these actions, judgment was granted partly in favor of the Public Attorneys’ Office of Minas Gerais, in the lower courts, with CEMIG and Cemig Generation and Transmission being ordered to invest 0.5% per year of the gross operational revenue since 1997 on measures for environmental preservation and protection of the water tables in Ouro Preto, Uberaba, Água Comprida, Campo Florido, Delta, Veríssimo, Ponte Nova and Araxá. We have filed an appeal with the STJ and the STF, since the actions involve Federal Law and constitutional matters. On December 31, 2013, the amount involved in these seven actions was R$107.7 million, and we assessed the chance of loss as “possible”.

Additionally, CEMIG, Cemig Generation and Transmission and Cemig Distribuition are party to another number of administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. On December 31, 2013, the amount involved in these proceedings where we assessed the chance of loss as “probable” totaled, approximately, R$1.2 million, and where we assessed the chance of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$4 million. These proceedings also include several other public civil actions in which the amounts involved cannot be precisely assessed, in our view, most of these lawsuits are related to alleged environmental damages and require indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, by expertise verification of the values involved. Also, since public civil actions relate to collective rights, individual actions may be filed seeking reparations or damages arising from judicial decisions to be issued under the these civil suits.

Property and liability

CEMIG, Cemig Generation and Transmission and Cemig Distribution are party in several administrative and judicial proceedings and claims, mainly as a defendant, relating to real property and indemnification due to accidents taking place in the ordinary course of the business. On December 31, 2013, proceedings where we assessed the chances of loss as “probable” (i.e. for which on the date of the financial statements an obligation were assessed as being more likely than not) totaled, approximately,

R$26.7 million, and proceedings where we assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$122.7 million.

Additionally, Cemig Distribution is a defendant in fourteen legal actions in which the plaintiffs seek indemnity for pain and suffering and property damages related to the accident that took place on February 27, 2011, in the town of Bandeira do Sul, which resulted from coiled metal carnival decorations being thrown over electricity distribution cables, causing a short-circuit which severed medium-voltage cables and resulted, when the cables hit the ground, in the death of 16 people, with dozens of other people injured. Two legal actions filed involve 29 family members of 14 of the people who died and 2 that were injuried. In spite of the fact that the accident did not arise from any action or position taken by the Company, on December 31, 2013, we have assessed the chances of loss in two of the actions as “probable” (i.e. for which on the date of the financial statements an obligation were assessed as being more likely than not) and the amount involved totaled, approximately, R$5.8 million. On December 31, 2013, the amount involved in the twelve other actions was approximately R$3.6 million, and we have assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely). The greater significance of these actions for CEMIG is not related to their financial impacts, but to the negative exposure of the Company’s image, since the accident was widely publicized by the media.

Consumer claims

Cemig Distribution is a defendant in several administrative and judicial proceedings, on subjects related to the provision of electricity distribution service in actions brought by consumers, by the Federal Public Attorneys’ Office and by other consumer defense bodies, with claims varying from finding of irregularities in electricity consumption metering to disconnection for lack of payment of bills, to arrangements to pay bills by installment, indemnity for pain and suffering and property damages due to accidental disconnections, indemnity for material damages arising from burning domestic electrical appliances and others. On December 31, 2013, the amount involved in these proceedings where we assessed the chance of loss as “probable” (i.e. for which on the date of the financial statements an obligation were assessed as being more likely than not) totaled, approximately, R$27.7 million, and where we assessed the chances of loss as “possible” (i.e. on the date of the financial statements an obligation was assessed as being more unlikely than likely) totaled, approximately, R$31.2 million.

Dividend Policy and Payments

Obligatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as obligatory dividends, 50% of the net income of each fiscal year ending December 31, determined in accordance with IFRS, Our preferred shares have priority in the allocation of the obligatory dividend for the period in question, The order of priority of the dividends distribution is as follows:

•                  The annual minimum dividend for the preferred shares: These have preference in the event of reimbursement of shares, and have an annual minimum dividend equal to the greater of the following:

•                  10% of their par value; or

•                  3% of the shareholders’ equity associated with it,

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

We are obliged to maintain a legal reserve, to which 5% of the net income of each fiscal year that won’t  to 20% of the Company’s  social capital. However, we are not obliged to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and the other established capital reserves exceeds 30% of the Company’s total paid-in capital. Any net losses may be charged against the legal reserve.

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

Interest on Capital

Under Brazilian law we may pay interest on capital as an alternative for the distribution of dividends to shareholders, Funds distributed as interest on equity qualify within the calculation of minimum dividend established in the by-laws. These amounts may be paid in cash; and the Company may treat them as an expense for purposes of the calculation of the income tax and social contribution, The total amount paid in interest on capital is limited to the result of application to the Company’s shareholders’ equity of the Long Term Interest Rate (TJLP), published by BNDES and may not exceed the greater of (i) 50% of the net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect of which the payment is made or (ii) 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made. Shareholders who are not resident in Brazil must register with the Brazilian Central Bank so that the foreign currency proceeds of their dividend, interest on equity payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our Preferred ADSs and the common shares underlying our Common ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real depreciated approximately 15,3% relative to the U.S. dollar in 2013, See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business,”

Dividends in respect of the preferred shares and common shares paid to holders who are not Brazilian residents, including holders of Preferred ADSs and Common ADSs, are generally not subject to Brazilian withholding tax, although in general payments of interest on capital are subject to withholding tax. See “Item 10, Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Dividends” and “—U.S. Tax Considerations—Taxation of Distributions”. There is no specific record date upon which the depositary bank will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions. Pursuant to the Deposit Agreements, the depositary bank will arrange for the funds to be converted into U.S. dollars upon receipt of notice of cash dividends or other cash distributions.

History of Dividend Payments

The table below gives the history of recent declarations of dividends and Interest on Equity to holders of our common and preferred shares. In each case the payment takes place in the year following the year for the results of which the dividend was declared. For the periods indicated, the dividends paid per common share and per preferred share are the same. Please see the section “Item 3 – Material information  – Selected Consolidated Financial Information”.

Declaration History of Dividends and Interest on Equity (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)

2011	894,679,142	474,807,166	1,151,394,858	611,046,467
2012	1,275,989,756	638,314,035	1,642,117,243	821,469,356
2013(4)	608,472,337	272,003,727	1,047,129,663	468,095,513

______________________

(1)          Under Brazilian accounting practices, dividends and Interest on Equity are accounted in the business year to the results of which they are declared to correspond, provided that they are previously approved.

(2)          Amounts expressed in reais are expressed in nominal reais.

(3)   The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal reais, by the exchange rate obtained from the Federal Reserve Board’s website on the respective “Record Dates”:  April 27, 2012 and April 30, 2013.  For dividends and interest on equity related to 2013, the exchange rate used was from April 18, 2014.  For additional information about the exchange rate used for dividend and interest on capital conversion, please consult the “Exchange Rate” section above.

(4)   The dividends for 2013 refer to the amounts that were submitted for approval to the Ordinary and Extraordinary General Meetings of Stockholders to be held on April 30, 2014. The dividends declared for the business year 2013 will be paid in two equal installments by June 30 and December 30, 2014.

Significant Changes

Subsequent events:

a) Payment of debentures and indebtedness

On January 14, 2014, the Executive Board of Cemig GT approved payment of amortization and interest of the Second Series of its Second Issue of debentures, in the amount of R$ 547,236. The payment was made on January 15, 2014.

On February 14, 2014, payment of interest for the First, Second and Third Series of the Third Debenture Issue was approved, in the amount of R$ 106,418. This payment was made on February 17, 2014.

On February 14, the Executive Board of Cemig D approved payment of interest on the First, Second and Third Series of the Company’s Third Issue, in the amount of R$ 128,798, to holders of debentures in circulation. This payment was made on February 17, 2014.

On April 4, 2014 Cemig D extended part of its debt via renewal of loan transactions totaling R$ 200 million, contracted with Banco do Brasil. The maturity date of April 4, 2014 was extended to April 4, 2015. The interest on the loan is 108.5% of the CDI Rate, p.a.

On April 8, 2014 Cemig D made its seventh issue of commercial promissory notes in the domestic market, for a total of R$ 1.210 billion, paying remuneration of 105.0% of the CDI Rate, p.a., with maturity on April 3, 2015. The proceeds were used for payment of debt, and for capital investment expenditure on works to expand, renew and improve the Company’s electricity distribution structure. The notes are guaranteed by Cemig.

b) Cemig and the EPM group form a consortium to participate in the process of sale of the Colombian electricity utility Isagén

On March 7, 2014, Cemig informed the market of the formation of a consortium with the Colombian utility company

Empresas Públicas de Medellín (“EPM”), to take part in the process of privatization of the company Isagén.

c) Increase of Cemig’s interest in Madeira Energia

On March 11, 2014, the investment fund Fundo de Investimento em Participações Melbourne – FIP Melbourne – in which Cemig Geração e Transmissão S.A. (Cemig GT) is a unit holder, as Purchaser, represented by Banco Modal S.A., signed a share purchase agreement with Andrade Gutierrez Participações S.A. (“AGP”), as Vendor, governing the purchase, subject to certain conditions, of 83% (eighty three per cent) of the total share capital and 49% (forty nine per cent) of the voting shares in SAAG Investimentos S.A. (“SAAG”).

By the completion date of the transaction (“the Closing Date”), SAAG will own 12.4% of Madeira Energia S.A. (‘Mesa’).  The transaction was the subject of a decision by the Board of Directors of Cemig GT on March 6, 2014.

The acquisition will be structured through Equity Investment Funds (‘FIPs’), and other vehicles, in which Cemig GT will have minority stockholdings. Thus Cemig will not have more than 50% of the voting stock in any vehicle, and no more than 50% of the net asset value of any of the FIPs, thus preserving the private-sector nature of the structure.

The price of this acquisition will be R$ 835,385, which will undergo monetary adjustment by the IPCA (Índice Nacional de Preços ao Consumidor Amplo, or Amplified National Consumer Price) inflation Index from December 31, 2013 up to the Closing Date, augmented by any capital injections by AGP in SAAG up to the Closing Date less any dividends declared by SAAG to AGP up to the Closing Date.

Conclusion of the transaction is subject to other conditions precedent, including approvals by the Brazilian monopolies authority, Cade (Conselho Administrativo de Defesa Econômica, or Cade) and the Brazilian electricity regulator, Aneel.

d) Decree Nº 8203/14 – Receipt of funding from Energy Development Account (CDE)

On March 7, 2014 the federal government issued Decree Nº 8203/14, which alters Decree Nº 7891/13, to include neutralization of the involuntary exposure of the distribution concession holders to the spot market, extending the principle of passthrough of funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) into the coverage period of January 2014. The amount of the funding from the CDE to be reimbursed to the subsidiary Cemig D, according to Aneel Dispatch Nº 515/14, relating to the electricity purchased in January 2014, is R$ 91.338 million.

e) Result of the 2014 Tariff Adjustment of Cemig D (Distribution)

On Monday, April 7, 2014 the Brazilian electricity regulator, Aneel (Agência Nacional de Energia Elétrica, or National Electricity Agency) published the Annual Tariff Adjustment (Índice de Reajuste Tarifário, or IRT) to be applied to the tariffs charged to consumers for supply of electricity by Cemig’s wholly-owned Distribution subsidiary Cemig Distribuição S.A. (‘Cemig D’). The new rates increased the amount charged to the consumer for supply of electricity by an average of 16.33%, as from April 8, 2014.

The considerable scale of the adjustment mainly arises from expenditures on purchase of electricity for resale, due to the adverse hydrological conditions which caused major use of Brazil’s thermal generation plants.

The 2014 annual tariff adjustment involved an administrative appeal judged by Aneel regarding 2013 tariff revision process, which approved and increment the value considered for asset base, market distributed, migration of customers and other financial items.

Item 9.

The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the BM&FBovespa. Our Preferred ADSs, each representing one preferred share as of December 31, 2013, have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of Preferred

ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2013, there were approximately 201,020,066 Preferred ADSs outstanding (each representing one preferred share), representing approximately 37.73% of our 758,464,722 outstanding preferred shares (Free Float).

The principal trading market for our common shares is the BM&FBovespa. Our Common ADSs, each representing one common share as of December 31, 2013, have traded on the NYSE under the symbol “CIG,C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2013, there were approximately 781,264 Common ADSs outstanding (each representing one common share), representing 0.38% of our 206,289,990 outstanding common shares (Free Float).

On April 16, 2014, the closing price per preferred share on the BM&FBovespa was R$15.74 and the closing price per Preferred ADS on the NYSE was US$7.02.

On April 16, 2014, the closing price per common share on the BM&FBovespa was R$16.60 and the closing price per Common ADS on the NYSE was US$7.28.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the BM&FBovespa and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares (2)		Common ADSs (2)		Preferred Shares (2)		Preferred ADS (2)
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2009	7.66	4.81	4.53	2.13	10.65	7.13	6.72	3.89
2010	7.69	6.07	4.78	3.47	10.81	8.48	7.03	4.99
2011	11.05	7.17	7.26	4.03	13.73	9.58	8.80	5.87
2012	18.44	10.58	9.64	5.34	21.51	11.92	11.38	5.97
2013	17.90	12.90	8.86	5.91	17.42	12.76	8.61	5.76

2011
1 Q	8.75	7.17	5.60	4.36	11.59	9.58	7.67	6.22
2 Q	9.85	8.59	6.49	5.43	12.54	11.30	8.67	7.65
3 Q	9.95	8.04	7.26	4.03	12.61	10.38	8.80	6.16
4 Q	11.05	8.08	6.17	4.16	13.73	10.00	7.89	5.87

2012
1 Q	15.54	10.58	8.71	5.87	18.59	13.00	10.78	7.61
2 Q	17.62	14.94	9.64	7.55	20.56	17.79	11.38	9.41
3 Q	18.44	11.18	9.55	5.65	21.51	12.93	11.28	6.71
4 Q	14.21	11.21	7.24	5.34	14.51	11.92	7.39	5.97

2013
1 Q	22.74	20.90	11.35	10.30	23.68	20.61	11.87	10.17
2 Q	17.90	13.71	8.79	6.25	17.35	13.73	8.57	6.25
3 Q	16.41	13.62	7.66	6.00	16.21	13.61	7.28	5.85
4 Q	15.07	13.87	7.17	5.92	15.07	13.58	7.01	5.77

2014
1Q	15.70	12.54	6.92	5.37	15.29	12.52	6.80	5.28

November 2013	14.93	13.93	6.62	6.22	14.89	13.81	6.69	5.97
December 2013	14.98	13.87	6.68	5.91	14.71	13.58	6.31	5.76
January 2014	14.55	13.49	6.40	5.55	14.28	13.17	6.00	5.45
February 2014	14.05	12.54	5.90	5.37	13.89	12.41	5.86	5.23
March 2014	15.96	12.96	7.00	5.49	15.69	12.61	7.02	5.41
April 2014 (1)	16.84	15.30	7.55	6.87	16.28	14.76	7.38	6.56

(1)                       Through April 15, 2014.

(2)        The table below represents the stock dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of stock dividends paid on common and preferred shares and Common and Preferred ADSs
Year	%	Declaration	Record date Brazil	Article II. Payment date Brazil	Article III. Record date NYSE	Article IV. Payment date NYSE
2008	2.02%	04/25/2008	04/25/2008	05/02/2008	04/30/2008	05/08/2008
2009	25.00%	04/29/2009	04/29/2009	05/06/2009	05/04/2009	05/13/2009
2010	10.00%	04/29/2010	04/29/2010	05/05/2010	05/04/2010	05/10/2010
2012	25.00%	04/27/2012	04/27/2012	05/04/2012	05/02/2012	05/11/2012
2013	12.85%	04/30/2013	04/30/2013	05/07/2013	05/06/2013	05/14/2013
2013	30.76%	12/26/2013	12/26/2013	01/03/2014	12/26/2013	01/10/2014

The stock dividends above mentioned occurred due to increase in our share capital by capitalization of profits reserve and capital reserve.

The shares price and ADSs price were adjusted to the new number of shares, after the stock dividend.

Since July 12, 2002, our shares have been traded on the LATIBEX, under the ticker symbol “XCMIG,” The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

Trading on the BM&Bovespa

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

The BM&FBovespa is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2013, the aggregate market capitalization of the 454 companies listed on the BM&FBovespa was equivalent to approximately R$2.50 trillion and the 10 largest companies listed on the BM&FBovespa represented approximately 50% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may be traded on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.

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

•                  disclose, by December 10th of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year, Any changes in scheduled events must be informed to the BM&FBovespa and to the public at least 5 days in advance;

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

•                  have different persons occupying the positions of chairman of the board of directors and chief executive officer or main executive officer of our company; and

•                  adopt mechanisms that provide for capital dispersion in any public share offerings;

•                  include in our by-laws the mandatory provisions required by the BM&FBovespa by May 10, 2014 (which we have already complied with);

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our Fiscal Council and any other technical or advisory body to disclose to us, the CVM and the BM&FBovespa the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions during the preceding 12 months, The information regarding the trading of such securities (amount, price and date of acquisition) must be provided to the CVM and the BM&FBovespa by the Company within 10 days of the end of the month in which they have occurred or of the month in which the managers of the Company were empowered.

Disclosure of Material Developments

Under the Brazilian securities legislation, we are required to publicize any material act or fact related to our business, to the Brazilian Securities Commission (CVM) and to BM&FBovespa (the São Paulo Stock Exchange). We are also required to publish an announcement of such material acts or facts. An act or fact is considered material if it has a material impact on: the price of our securities; the decision of investors to buy, sell or hold our securities; or the decision of investors to exercise any rights as holder of any of our securities. Under extraordinary circumstances, material acts or facts may in practice not be disclosed if the controlling stockholders or the management believes that revealing them would put the Company’s legitimate interests at risk.

Trading on Brazilian stock exchanges by persons non-resident in Brazil is subject to limitations under the Brazilian law on foreign investment.  See the section “Item 10. Additional information – Foreign exchange controls”.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No 6,385, dated December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the CMN, and the Central Bank, which has, among other powers, licensing authority over brokerage firms, and which regulates foreign investments and foreign exchange transactions.

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

Trading on the BM&FBovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must obtain registration from the Central Bank of Brazil to be eligible to remit for the remittance of funds U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of Preferred ADSs exchanges its Preferred ADSs for preferred shares or a holder of Common ADSs exchanges its Common ADSs for common shares, the holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or common shares, or distributions relating to the preferred shares or common shares, unless the holder qualifies for and obtains a new certificate of registration. See “Item 10. Additional Information—Exchange Controls”.

Item 10. Additional Information

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 31300040127. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on  December 26, 2013 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

Objects and purpose

As described in Clause 1 of its by-laws, Cemig was incorporated with four main objects:

(i)                                    to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services;

(ii)                                to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

(iii)                            to provide consultancy services within its field of operation to companies in and outside Brazil; and

(iv)                              to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems.

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

In the event of a capital increase, holders of Preferred ADSs, which represent preferred shares, and holders of Common ADSs, which represent common shares, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as the case may be, in proportion to their shareholdings but may not be able to exercise these rights because of U.S. securities law limitations. See “Item 3, Risk Factors—Risks Relating to the Preferred Shares, Preferred ADSs, Common shares and Common ADSs—You may not be able to exercise preemptive rights with respect to our securities”.

Non-controlling Shareholders

Our by-laws provide that the preferred and minority common shareholders are entitled to elect one member and an alternate to the Board of Directors, respectively, in a separate voting, as more fully described in “—Rights of Shareholders—Rights of Minority Shareholders”.

Dividends

For a discussion of our dividend policy, see “Item 8, Financial Information—Dividend Policy and Payments”.

General Meetings of Stockholders

General Meetings of Stockholders are held for the purposes specified in law, as stated in the Brazilian Corporate Law. Ordinary General Meetings are held within the first four months of the business year, and must be called with 15 days’ prior notice. The Brazilian Corporate Law also specifies that the following actions may be taken only at a General Meeting of Stockholders:

•                  any change in the by-laws;

•                  increase or reduction in the Company’s issued share capital, and subscription of new shares;

•                  election and/or dismissal of members of the Board of Directors or of the Fiscal Council;

•                  authorization for issue of convertible debentures or any other convertible securities;

•                  suspension of exercise of the rights of a stockholder who has violated Brazilian Corporation Law or the by-laws;

•                  approval of any merger with or absorption of or by another company in which we are not the surviving company or the spin-off;

•                  acceptance or rejection of the valuation of in-kind contributions offered by a stockholder in consideration for issuance of shares;

•                  approval of transformation of the Company into a limited liability company or into any other form of corporate entity;

•                  approval of any dissolution or liquidation of the Company, the appointment or dismissal of the respective liquidator and/or review of the reports prepared by him or her;

•                  any action relating to bankruptcy or concordata;

•                  approval of the financial statements on an annual basis;

•                  issuance of ‘founders’ shares’; or

•      cancellation of registry with the CVM as a publicly-held company or delisting of our common shares from the BM&FBovespa, except in the case of a public tender offer for privatization.

As a general rule, the affirmative vote of stockholders representing at least the majority of our issued common shares in circulation, present in person or represented by proxy at a General Meeting of Stockholders, is required to approve or ratify any proposed measure. Abstentions are not taken into account. However, the affirmative vote of stockholders representing one half of our issued shares in circulation is required, for any decision to:

•                  create preferred shares or disproportionately increase an existing class of preferred shares in relation to the other classes of shares, unless such action is provided for in, or authorized by, our by-laws;

•      modify a preference, privilege or condition in terms of redemption or amortization conferred on one or more classes of preferred shares; or create a new class with greater privileges than those of the existing classes of preferred shares;

•                  reduce the percentage of mandatory dividends;

•                  make any change to the Company’s corporate objects;

•                  cause the Company to absorb or to be absorbed by, or to merge with, another company;

•                  spin off a portion of our assets or liabilities;

•                  approve our participation in a group of companies;

•                  apply for cancellation of liquidation status;

•                  approve dissolution of the Company;

•                  approve the creation of ‘founders’ shares’; and/or

•                  approve the absorption of all of our shares by another company in such a way that we become a wholly-owned subsidiary of that other company.

Stockholders may be represented at a stockholders’ meeting by a person holding power of attorney from the stockholder, appointed no more than one year prior to the meeting. To be eligible to represent a stockholder in a General Meeting of Stockholders, the person holding power of attorney must be a stockholder, or one of our executive officers or one of the members of the Board of Directors, or an attorney-at-law. In a publicly held corporation, such as ours, the party holding the Power of Attorney may also be a financial institution.

Subject to the provisions of the Brazilian Corporate Law and our by-laws, our Board of Directors may ordinarily call our General Meetings of Stockholders. These meetings may also be called by:

•                  the Fiscal Council, if the Board of Directors fails to call a General Meeting of Stockholders within one calendar month after any date on which it has been requested to do so, under the applicable laws, or an Extraordinary General Meeting of Stockholders at any time when serious and urgent matters affect the Company;

•                  any stockholder, whenever the Board of Directors fails to call a General Meeting of Stockholders within 60 days of being required to do so by the Brazilian Corporate Law or by our by-laws;

•                  holders of at least 5% of our share capital, if the Board of Directors fails to call a General Meeting of Stockholders within eight calendar days from receipt of a request from those stockholders to call a General Meeting of Stockholders, indicating the matters to be discussed;

•                  holders of at least 5% of the voting stock, or 5% of those stockholders who do not have the right to vote, if the Board of Directors omits to call a General Meeting of Stockholders within eight calendar days from receipt from those stockholders of a request to place the Fiscal Council in session.

The Board of Directors

Our by-laws require our Board of Directors to comprise 14 sitting members and 14 substitute (alternate) members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•                  to set the general orientation of the company’s business;

•                  to elect and dismiss Chief Officers;

•                  to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

•                  to decide, upon a proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$ 14 million;

•                  to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$ 14 million or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

•                  to call the General Meeting of Stockholders;

•                  to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

•                  to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

•                  to choose, and to dismiss, the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

•                  to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, for amounts of R$ 14 million or more;

•                  to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

•                  to authorize, upon a proposal by the Executive Board, the filing of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$ 14 million;

•                  to approve the issuance of securities (including debentures and notes) in the local and international capital markets;

•                  to delegate to the Executive Board the power to authorize signing of contracts for the sale of electricity or provision of distribution or transmission services, in accordance with the legislation;

•                  to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and any changes or revisions thereof;

•                  annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

•                  to authorize exercise of the right of preference in stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

•                  to approve declarations of vote in the General Meetings of Stockholders and orientations for voting in the meetings of the boards of directors of the wholly-owned and other subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved; and such decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these by-laws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

•                  to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

•                  to approve the institution of committees, in accordance with its Internal Regulations: each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter, whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors;

•                  to authorize provisions in the Company’s accounts, in amounts of R$ 14 million reais or more, upon proposal by the Executive Board.

The financial limit referred to established above is adjusted, in January of each year, by the IGP–M inflation index (‘General Price Index – Market’), published by the Getúlio Vargas Foundation. As from January 2014 this limit had been adjusted to R$ 16,738,139.12.

Under Brazilian Corporate Law, members of the Board of Directors of a company usually have certain duties equivalent to those imposed by the laws of the majority of the States of the USA, including duty of loyalty to the company, duty not to trade in their own personal interest, and the duty to pay proper attention in the management of the company’s business.  The Members of our Board of Directors and our Executive Board may be held liable for failure in these duties to us and to our stockholders, and may be subject to legal action in proceedings brought by government bodies or by our stockholders.

There are no provisions in our bylaws relating to: (i) power for a board member to vote on proposals or contracts in which he or she has a material interest; (ii) powers that may be exercised by our board members to take on loans; (iii) retirement age for members of the Board of Directors; or (iv) the number of shares necessary for qualification of board members.

The Chair and Vice-Chair of the Board of Directors must be chosen by their peers, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chair shall take the place of the Chair when the Chair is absent or impeded from exercising his/her functions.

It is the competency of our stockholders to set the remuneration of the members of boards at the General Meeting of Stockholders at which the board members are elected

Rights of Shareholders

We extend to our shareholders all of the rights that are provided under Brazilian law, Our by-laws are in compliance with the Brazilian Corporate Law.

Essential Rights

Article 109 of the Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances, These shareholders’ rights include:

•                  the right to have a share of the corporation’s earnings;

•                  the right to have a share of the corporation’s assets, in the event of liquidation thereof;

•                  the right to supervise our management according to the Brazilian Corporate Law;

•                  preemptive rights to subscribe new shares or securities convertible into shares, except for exceptions provided by the Brazilian Corporate Law and our by-laws; and

•                  the right to withdraw from the company under certain circumstances provided in the Brazilian Corporate Law,

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

Redemption Rights

Our common shares and preferred shares are not redeemable, with the exception that a dissenting stockholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a stockholders’ meeting by stockholders representing at least 50% of the voting shares:

•                  to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of share (unless such actions are provided for or authorized by the by-laws);

•                  to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•                  to reduce the mandatory distribution of dividends;

•                  to change the Company’s corporate objects;

•                  to have the Company be absorbed by another company or merged;

•                  to transfer all of our shares to another company in such a way as to make us a wholly-owned subsidiary of that company;

•                  to approve acquisition of the control of another company at a price that exceeds certain limits set out in the Brazilian Corporate Law;

•                  to carry out a split of the Company;

•                  to transform the Company into another type of company;

•                  to approve the Company’s participation in a group of companies as defined in the Brazilian Corporate Law;

•                  or in the event that an entity resulting from (a) an absorption, (b) transfer of shares as described in item (6) above or (c) a split made by the Company fails to become a listed company within 120 calendar days from the meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require the Company to redeem their shares. The right of redemption mentioned in items (5), (6) (7) and (10) above may only be exercised if our shares do not satisfy certain indices of liquidity or dispersion at the time of the decision by the stockholder. The stockholder’s right to withdraw referred to in item (8) may be exercised only if the split results in: (a) change in the corporate objects, except when the equity value of the assets and liabilities split off is passed to a company whose preponderant activity coincides with that arising from the corporate objects of the company from which it is split; (b) reduction of the obligatory dividend; or (c) participation in a group of companies. Also note that in the case of item (11), the right to withdraw applies to all the Company’s stockholders, and not only to those who have been dissident at the related General Meeting of Stockholders. The right to redeem shares will expire 30 calendar days from publication of the minutes of the related stockholders’ meeting, except: (a) in the case of items (1) and (2) above, if the decision is subject to confirmation by the holders of the preferred shares (which must be given in an Extraordinary General Meeting to be held within one year), in which case the period of 30 days shall be counted from publication of the minutes of the Extraordinary General Meeting; or (b) in the case of item (11) above, in which case the period of 30 days shall be counted from the end of a period of 120 days, given for the company resulting from the absorption, merger or split to obtain a listed company registration and have its shares listed on the secondary market.

Our Company will have the right to reconsider any act that gives rise to rights of redemption within 10 calendar days from expiry of such rights if the redemption of shares of dissident stockholders places the Company’s financial stability at risk. Law 9457 of May 5, 1997, which altered the Brazilian Corporate Law, contains provisions which, among other matters, restrict the rights of redemption in certain cases and allow companies to redeem their shares for their economic value, subject to certain requirements. Our by-laws at present do not specify that our share capital may be redeemed at its economic value and, consequently, any redemption in accordance with the Brazilian Corporate Law would be made at a minimum of the book value per share, determined on the basis of the last Statement of financial position approved by the stockholders, it being stipulated that, if the General Meeting which gives rise to the rights of redemption has taken place more than 60 calendar days from the date of the last Statement of financial position approved, the stockholder shall have the right to require that its shares be valued based on a new Statement of financial position on a date that falls within a period of 60 calendar days from the General Meeting of Stockholders.

Rights of Non-controlling Shareholders

The Brazilian Corporate Law provides that shareholders who own at least 5% of the capital stock of a corporation are afforded the following rights, among others:

•                  the right to require that the books of the corporation be made available for review, whenever there is any indication of an act violating the Brazilian legislation or the Company’s by-laws, or whenever these have been violated, or if there is a suspicion with grounds that serious irregularities have been committed by the company’s management;

•                  the right to require the Company’s managers to reveal:

(i)       the number of securities issued by the company or by subsidiaries, or companies of the same group, that they have acquired or sold, directly or through other people, in the prior business year;

(ii)      the share purchase options that they have contracted or exercised in the prior business year;

(iii)     all benefits or advantages, whether indirect or complementary, that they have received or which they are receiving from the company, or from affiliated or subsidiary companies or companies of the same group;

(iv)     the terms of such employment contracts as have been signed by the company with directors or high-level employees; and/or

(v)      any other material acts or facts in the activities of the company.

•                   the right to require that the members of the Fiscal Council supply information about matters within their sphere of competence;

•                   the right to call general meetings of stockholders, in certain circumstances, whenever the members of the Board of Directors or of the Executive Board omit to do so; and

•                   the right to file legal actions for indemnity against members of the Board of Directors or the Executive Board, as the case may be, for losses and/or damages caused to the company’s property, whenever it is decided in the General Meeting of Stockholders that such an application for indemnity will not be presented.

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

Changes in rights of stockholders

A General Meeting of Stockholders must be held whenever the Company intends to change the rights of holders of our common shares or preferred shares. Under the Brazilian Corporate Law the proposed changes must be approved by a majority of the class of stockholders that would be affected. Certain changes related to the rights of preferred shares, such as changes in preferences, advantages or conditions of redemption or amortization, may result in the exercise of rights to withdraw by the holders of the shares affected.

Going Private Transactions and Delisting from the BM&FBovespa

Our delisting, as a public company, must be preceded by a tender offer by our controlling shareholders or ourselves for the acquisition of all our then outstanding shares, subject to the conditions below:

•                   the price offered for the shares under the public offering must be the fair value of those shares, as established in Brazilian Corporate Law; and

•                   shareholders holding more than two thirds of our float shares shall have expressly agreed to our decision to become a private company or accepted the offer,

Under the Brazilian Corporate Law, the fair price shall be at least equal to our valuation as determined by one or more of the following valuation methods: Stockholders’ equity as expressed by book value, Stockholders’ equity valued at market prices, discounted cash flow, comparison of multiples, the quoted price of our shares on the securities market; or based on some other method of valuation accepted by the CVM. This price of the offer may be revised if it is challenged within 15 calendar days of its publication by holders of at least 10% of our shares in circulation, by means of a request sent to our management for an extraordinary General Meeting of Stockholders to be called to decide on whether to request new valuations, using the same, or another, valuation method. If the new valuation is lower than the valuation challenged, the stockholders that requested a new valuation, and those that approved the request, shall reimburse us for the costs incurred. However, if the second valuation is higher, the offering party will have the option to continue the offer, with the new price, or withdraw the offer.

Arbitration

Pursuant to the Brazilian Corporate Law and related regulations, if provided for in a company’s by-laws, disputes among shareholders will be subject to arbitration. Our by-laws currently do not provide for arbitration.

Material Contracts

For information concerning our material contracts, see “Item 4, Information on the Company” and “Item 5, Operating and Financial Review and Prospects”.

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

Under CMN Resolution No, 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with CMN Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Securities and other financial assets held by CMN Resolution No, 2,689 investors must be registered or maintained in deposit accounts or in the custody of an entity duly licensed by the Central Bank or the CVM. In addition, any transfer of a security that is held pursuant to CMN Resolution No. 2,689 must be made through the stock exchanges or organized OTC markets licensed by the CVM, except for a transfer resulting from a corporate reorganization outside of Brazil or occurring upon the death of a foreign investor by operation of law or will.

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

In the event that a holder of Preferred ADSs exchanges such Preferred ADSs for preferred shares, or a holder of Common ADSs exchanges such Common ADSs for common shares, such holder will be entitled to continue to rely on the depositary bank’s certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs or Common ADSs. Regardless of qualification under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations”.

Under current Brazilian legislation, the Federal Government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately nine months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves, These amounts were subsequently released in accordance with Federal Government directives. We cannot assure you that the Federal Government will not impose similar restrictions on foreign reparations in the future.

Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, “pass-through entities” such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar. Moreover, this summary does not describe any implications under U.S. state or local law or the federal estate tax or gift tax, U.S. shareholders should consult their own tax advisors regarding such matters.

The summary is based upon the tax laws of Brazil and the United States as in effect on the date hereof which are subject to change, possibly with retroactive effect, and to different interpretations, Prospective purchasers of preferred shares, common shares,  Preferred ADSs or Common ADSs are encouraged to consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Although there is currently no income tax treaty in force between Brazil and the United States, the tax authorities of both countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

Brazilian Tax Considerations

General — The following discussion summarizes the main Brazilian material tax consequences of the acquisition, ownership and disposal of preferred shares, common shares, Preferred ADSs or Common ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation, In the case of a holder of preferred shares or common shares, we assume the investment is registered with the Central Bank. The following discussion does not address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares, common shares, Preferred ADSs or Common ADSs.

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

Payments of ‘Interest on Equity’ – Law No. 9,249, of December 26, 1995, as amended, enables Brazilian corporations to make distributions to stockholders, in Brazilian currency, of a payment referred to as Interest on Equity (‘Juros sobre Capital Próprio’). The payment is calculated based on multiplying the value of the company’s Stockholders’ equity by the federal government’s Long-Term Interest Rate (Taxa de Juros de Longo Prazo or TJLP), as set by the Central Bank, and payments up to such an amount may be deducted by the company as an expense when calculating its profit that will be taxable by income tax and the Social Contribution tax, subject to the deduction not exceeding the greater of:

•                  50% of the net profit (after deduction of the Social Contribution tax on Net Profit, and before the provision for corporate income tax and the amounts attributed to stockholders as Interest on Equity) for the period in which the payment will be made; or

•                  50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Law Nº 9,430, of December 27, 1996 was amended by Law Nº 11,727 of June 24, 2008, and later by Law Nº 11,941 of May 27, 2009, establishing the concept of ‘privileged tax regime’, to relate to transactions involving transfer pricing, and to strict rules for capitalization. This concept has a wider reach than the concept of a tax haven. Under the new laws, a ‘privileged tax regime’ is defined as one which has one or more of the following characteristics: (i) it does not tax income or it taxes it at a maximum rate lower than 20%; (2) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the country or territory, or (b) conditional upon non-exercise of substantive economic activity in the country or territory; (3) it does not tax income generated outside its territory, or taxes such income with a maximum rate lower than 20%; or (4) it does not allow access to information on stockholdings, ownership of goods or rights, or to the economic transactions carried out.

Although interpretation of the current Brazilian tax legislation might lead to the conclusion that the concept of ‘privileged tax regime’ should apply only for the purposes of rules to govern transfer pricing in Brazil, it is unclear whether such concept would also apply to other types of transaction, such as investments carried out in the Brazilian financial and capital markets for purposes of this law.

There is no judicial guidance as to the application of Law No. 9,430 of December 27, 1996, as amended, and accordingly we are unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts might decide that the ‘privileged tax regime’ concept should be applicable in such a way as to deem a Non-Brazilian-Resident Holder to be a Tax Haven Resident when carrying out investments in the Brazilian financial and capital markets. However, in the event that the ‘privileged tax regime’ concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxation on a Non-Brazilian-Resident Holder that meets the privileged tax regime requirements in the same way applicable to a Tax Haven Resident. Current and prospective investors should consult with their own tax advisors regarding the consequences of the implementation of Law 9,430 of December 27, 1996, as amended, and of any related Brazilian tax law or regulation concerning the concepts of ‘tax haven’ or ‘privileged tax regimes’.

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

Taxation of Gains — According to Law No, 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as our shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil, This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is made or not to an individual or entity resident or domiciled in Brazil.

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

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•                   are subject to the withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel, or a Registered Holder, and (ii) is not a Tax Haven Holder; and

•                   are subject to income tax at a rate of 15% with respect to gains realized by a non-Brazilian holder that is not a Registered Holder and is not a Tax Haven Holders (including a non-Brazilian holder who qualifies under Law No, 4,131/62) and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0,005% shall be applicable and can be offset against any income tax due on the capital gain.

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

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0,005% shall also be applicable and can be offset against any income tax due on the capital gain.

Any exercise of preemptive rights relating to shares will not be subject to Brazilian income tax. Gains realized by a non-Brazilian holder on the disposal of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposal of shares.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil - Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax, Insofar as the regulatory norm referred to is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

If such argument does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains. Brazilian law has conflicting provisions regarding the currency in which such amount must be determined, CEMIG’s Brazilian counsel’s view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares or common shares registered with the Brazilian Central Bank in foreign currency and the value of disposal of those preferred shares or common shares in the same foreign currency. This view has been supported by a precedent issued by the Brazilian administrative court. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares - Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian withholding income tax.

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

Alternatively, the non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section “Taxation of Gains”.

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

Taxation of foreign exchange transactions - Brazilian law imposes Financial Transactions Tax (Imposto sobre Operações Financeiras, or IOF) on foreign exchange transactions (known as the IOF/Câmbio, or ‘FX IOF’), on conversion of Reais into foreign currency or vice-versa. The currently applicable rate of this tax for almost all foreign exchange transactions is 0.38%, but other rates are applicable to certain transactions, of which the following are examples:

(i)             Inflow of foreign exchange funds for transactions made in the financial and capital markets of Brasil by a Non-Brazilian Holder: 0% (Decree 8023/2013);

(ii)            Transactions contracted by a foreign investor, on or after December 1, 2011, for transfers from outside Brazil of funds for investment in equities in Brazil effected on a stock exchange or a commodities or futures exchange under CMN Resolution 2689/00: 0% (Decree 7632/2011).

(iii)           Transactions contracted by a foreign investor, on or after December 1, 2011, for entry of funds into Brazil for acquisition of shares in a public offering registered with, or dispensed from registry by, the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) or for the subscription of shares, provided that, in both cases, the issuing companies have registry for trading of shares on stock exchanges. 0% (Decree 7632/2011).

(iv)           Foreign exchange transactions for the return of funds invested by a foreign investor in the financial and capital markets described in items (i), (ii) and (iii) above. 0%;

(v)            Foreign exchange transactions for payment of dividends and Interest on Equity relating to the investments described in items (i), (ii) and (iii) above: 0%

(vi)           Simultaneous foreign exchange transactions relating to cancellation of depositary receipts for transfer of the investment into shares traded on the stock exchange.

(vii)          Settlement of foreign exchange transactions relating to foreign loans with first maturity at 360 days or more is subject to an IOF rate of 0%.

(viii)         Settlement of foreign exchange transactions relating to foreign loans that are subject to registry with the Brazilian Central Bank, contracted directly or through issuance of securities in the international market, which have first maturity at less than 360 days, is subject to IOF tax at the rate of 6%.

Although there is no clear regulatory instruction, conversion from Reais to dollars for payment of dividends to holders of ADSs is also expected to benefit from the FX IOF tax at the rate of 0%.

Notwithstanding the said rates of the FX IOF tax in effect on the date of publication hereof, the Finance Ministry is authorized by law to increase the rate of this tax up to a maximum of 25% of the value of the transaction, but only for future transactions.

Taxation on transactions relating to securities - Brazilian legislation imposes a tax on financial transactions relating to securities (referred to as the IOF tax on Securities, or the ‘IOF/Títulos’), including transactions made on Brazilian stock exchanges.

The IOF Tax on Securities may also apply to transactions involving ADSs of preferred shares, or ADSs of common shares, if they have been considered by the Brazilian tax authorities to be assets located in Brazil.

The rate of the IOF Tax on Securities applicable to transactions involving shares (preferred shares, ADSs for preferred shares, common shares and ADSs for common shares) is currently zero. Moreover, by Decree Nº 8,165 of December 24, 2013, the rate of the IOF Tax on Securities applicable on assignment of shares traded on a Brazilian stock exchange for the specific purpose of underlying the issuance of DRs – Depositary Receipts – outside Brazil was reduced to zero.

The Finance Ministry has the power to increase the rates of IOF Tax on Securities to as high as 1.5% per day, but this is applicable only to future transactions.

Other Brazilian Taxes - Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamps, issues, registrations, or similar taxes or duties payable by holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

U.S. tax Considerations - As a general rule, for the purpose of federal income tax in the United States, U.S. holders of ADSs are treated as holders of the underlying common or preferred shares, Consequently, the conversion of ADSs into shares or of shares into ADSs will not, usually, be taxed for the purposes of income tax in the United States,

Taxation of Distributions - Subject to the discussion below under “– Passive Foreign Investment Company Rules,” distributions with respect to the shares or the ADSs (other than distributions in redemption of the shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends, A distribution also includes the amount of any Brazilian taxes withheld on any such distribution, if any,  Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the shares or ADSs to qualify as dividends depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company, To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs, and thereafter as capital gain, As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes, The Company does not currently intend to maintain calculation of its earnings and profits under U.S. federal income tax principles,  Accordingly, U.S. holders should expect that all distributions made with respect to the shares or ADSs will generally be treated as dividends, Cash dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to

(i) the shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder or

(ii) the shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary bank and, in either case, will not be eligible for the dividends received deduction allowed to corporations, Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of shares, or the depositary bank, in the case of shares represented by ADSs.

If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary bank, as the case may be. U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the depositary bank are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional reais from the custodian on account of Brazilian inflation.

Dividends generally will constitute foreign source income and generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. In the event Brazilian withholding taxes are imposed. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

Distributions to U.S. holders of additional shares of “common stock” or preemptive rights relating to such “common stock” with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes, but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. Non-pro rata distributions of such shares or rights generally would be includible in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution, It is not entirely clear whether the preferred shares will be treated as “preferred stock” or “common stock” for this purpose. If the preferred shares are treated as “common stock” for this purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs. On the other hand, if the preferred shares are treated as “preferred stock” a distribution of additional shares or preemptive rights would be includible in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

Qualified Dividend Income - Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” currently may be subject to a reduced maximum marginal U.S. federal income tax rate, Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations”. In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding this previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1297 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share or ADS which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

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

If a Brazilian withholding tax or income tax is imposed on the sale, redemption or other taxable disposition of shares or ADSs as described in “—Taxation—Brazilian Tax Considerations”, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale, redemption or other taxable disposition before deduction of the Brazilian withholding tax or income tax if applicable. The availability of U.S. foreign tax credits for these Brazilian taxes is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, shares or ADSs.

Passive Foreign Investment Company Rules - Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is “passive income” or (ii) 50% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income, For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

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

Medicare Tax on Net Investment Income – A U.S. holder that is an individual, an estate or a trust (other than a trust that falls into a special class of trusts that is exempt from such tax) will be subject to a 3,8% tax on the lesser of (1) the U.S. holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending upon the individual’s circumstances), A U.S. holder’s net investment income generally will include its dividend income on the shares or ADSs, and its net gains from the disposition of the shares or ADSs, U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of the shares or ADSs.

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to backup withholding. Investors who are individuals and fail to report required information could be subject to substantial penalties. Investors should consult their own tax advisors regarding these requirements.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the U.S. Internal Revenue Service.

In addition, certain U.S. holders may be required to reportto the U.S. Internal Revenue Service certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds a specified threshold. U.S. holders that hold the ADSs through a U.S. brokerage account should not be subject to this reporting requirement with respect to their investment in the ADSs. U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to the ADSs or shares.

Dividends and Paying Agents

We pay dividends on preferred shares and common shares in the amounts and in the manner set forth under “Item 8, Financial Information—Dividend Policy and Payments”. We will pay dividends in respect of preferred shares represented by Preferred ADSs or common shares represented by Common ADSs to the custodian for the depositary bank, as record owner of the preferred shares represented by Preferred ADSs or the common shares represented by Common ADSs, As promptly as practicable after receipt of the dividends we pay through Citibank N,A, to the custodian, it will convert these payments into U.S. dollars and remit such amounts to the depositary bank for payment to the holders of Preferred ADSs or Common ADSs in proportion to individual ownership.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D,C, 20549, Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1200, 30190—131 Belo Horizonte, Minas Gerais, Brazil.

Insurance

We have insurance policies to cover damages to the building in which our head office is located, and to the rotors, generators and transformers of our principal generating plants and substations caused by fire or risks such as equipment failure. We also have insurance policies covering damage to or caused by the aircraft used in our operations.

We do not have general third party liability insurance to cover accidents, and we do not seek proposals for this type of insurance. There is however a possibility that we may contract this type of insurance in the future.

Also, we do not seek proposals for, nor do we have, insurance cover against natural disasters of major proportions that might affect our facilities, such as earthquakes and floods or failures of the operational system.

We do not have insurance coverage for the risk of interruption of the business, which means that damages suffered by our company, and consequent damages suffered by our clients as a result of interruption in the supply of electricity, are in general not covered by our insurance and we may be subject to significant losses. See the Section “Item 3, Material Information – Risk Factors – Risks relating to Cemig – We operate without insurance policies against natural disasters and third-party liability”.

We believe that, since we contract insurance against fire and operational risk, our insurance cover is at a level that is usual in Brazil for the type of business that we conduct.

Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil, In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of Preferred ADSs or Common ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets. It may not be possible for holders of Preferred ADSs or Common ADSs to effect service of process within the United States upon our executive officers and directors, or to realize in the United States upon judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets. We have been advised by Brazilian counsel, Souza, Cescon, Barrieu & Flesch Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil to the extent Brazilian courts may have jurisdiction. A judgment against us, or the persons described above obtained outside Brazil without reconsideration of the merits, is subject to confirmation by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment:

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

We were further advised by respective Brazilian counsel that:

•                  original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty. Brazilian courts will enforce liabilities in such actions against us and our officers; and

•                  the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching our assets or those of the selling shareholders is limited by provisions of Brazilian law.

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

We are exposed to foreign exchange risk because certain of our loans and financings are denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the real). See “Item 5, Operating and Financial Review and Prospects—Critical Accounting Estimates”.

Exchange Rate Risk

At December 31, 2013, approximately 4,88% of our outstanding indebtedness, or R$46 million, was denominated in foreign currencies, of which approximately 84,78%, or R$39 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2013, we used financial instruments such as interest rate swaps to manage risk and hedge our foreign exchange rate exposure. The purpose of the swaps was to reduce our exposure on the original interest rate of certain financing from an interest rate calculated based on the U.S. dollar/real exchange rate to an interest rate calculated based on the CDI rate. Theses operations were settled during 2013, so the Company does not have, on 31th of December of 2013 any open operations of these nature. See Notes 2,6 (a), 20, 27, 29 and 30 to our consolidated financial statements.

In2014, the potential loss we would experience in the event of a hypothetical 25% and 50% depreciation of the real against the U.S. dollar and other foreign currencies would be approximately R$50 million and R$60 million, respectively related primarily due to an increase in our real-denominated interest expense. In2017, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual rate expense, of approximately R$10 million and R$20 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financings and debentures with maturity dates in 2013, compared to probable scenario. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31,2013:

U.S. Dollar	R$ (Million)
Financing	40
Supplier (Itaipu)	180
Less Contracted derivative instruments
220
Other Currencies
Financing	6
Other
Net liabilities exposed to exchange rate risk	226

Interest Rate Risk

At December 31 2013 we had R$ 9,457 million in loans and financing outstanding, of which approximately R$ 9,451 million bore interest at floating rates which, R$ 8,935 million bear interest at rates tied to inflation indexes and the SELIC rate and R$ 40 million is subject principally to LIBOR.

At December 31,  2013, we had liabilities, net of other assets that bore interest at floating rates in the amount of R$6,230 million. The assets consisted mainly of cash and cash equivalents and our account receivable from the State Government, bearing interest at rates tied to IGP-DI and SELIC, respectively, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31,  2013 would result in a potential loss of R$ 6,230 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ (Million)
Floating rate debt:
Real-denominated	9,411
Foreign currency-denominated	40
9,451
Fixed rate debt:
Real-denominated

Foreign currency-denominated	6

Total	9,457

Total Portfolio
Floating Rate (R$ million)
Assets:
Cash and cash equivalents	2,202
Securities	1,023
Escrow Depósits	2
Total	3,227

Liabilities:

Financings (Floating Rate)	(9,451)
Total liabilities	9,451

Total	(6,230)

Item 12. Description of Securities Other than Equity Securities

American Depositary Shares

Citibank, N,A, serves as the depositary (the “Depositary”) for both our Common ADSs and Preferred ADSs, Holders of ADSs, any person or entity having a beneficial interest deriving from the ownership of the ADSs, and persons depositing shares or surrendering ADSs for cancellation and withdrawal of Deposited Securities (as defined in the Deposit Agreements) are required to pay to the Depositary certain fees and related charges as identified below.

The fees associated with our Common ADSs are as follows :

Service	Rate	By Whom Paid
(1) Issuance of Common ADSs upon deposit of common shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to $5,00 per 100 Common ADSs (or fraction thereof) issued.	Person depositing common shares or person receiving Common ADSs.
(2) Delivery of Deposited Securities, property and cash against surrender of Common ADSs.	Up to $5,00 per 100 Common ADSs (or fraction thereof) surrendered.	Person surrendering Common ADSs for purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.
(3) Distribution of cash dividend or other cash distributions (i,e, sale of rights and other entitlements).	Up to $2,00 per 100 Common ADSs (or fraction thereof) held.	Person to whom distribution is made.
(4) Distribution of Common ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional Common ADSs.	Up to $5,00 per 100 Common ADSs (or fraction thereof) issued.	Person to whom distribution is made.
(5) Distribution of securities other than Common ADSs or rights to purchase additional Common ADSs (i,e, spin off shares).	Up to $5,00 per 100 Common ADSs (or fraction thereof) issued.	Person to whom distribution is made,
(6) Transfer of ADRs.	$1,50 per certificate presented for transfer.	Person presenting certificate for transfer.

The fees associated with our Preferred ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of Preferred ADSs upon deposit of preferred shares (excluding issuances contemplated by paragraphs (3)(b) and (5) below).	Up to $5,00 per 100 Preferred ADSs (or fraction thereof) issued.	Person for whom deposits are made or person receiving Preferred ADSs.
(2) Delivery of Deposited Securities, property and cash against surrender of Preferred ADSs.	Up to $5,00 per 100 Preferred ADSs (or fraction thereof) surrendered.	Person surrendering Preferred ADSs or making withdrawal.
(3) Distribution of (a) cash dividend or (b) Preferred ADSs pursuant to stock dividends (or other free distribution of stock).

No fee, so long as prohibited by the exchange upon which the Preferred ADSs are listed, If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of Preferred ADSs pursuant to stock dividends (or other free distribution of stock) and the fees specified in (4) below shall be payable in respect of distributions of cash.

Person to whom distribution is made.
(4) Distribution of cash proceeds (i.e., upon sale	Up to $2,00 per 100 Preferred	Person to whom distribution is made.

of rights and other entitlements).	ADSs (or fraction thereof) held.
(5) Distribution of Preferred ADSs pursuant to exercise of rights.	Up to $5,00 per 100 Preferred ADSs (or fraction thereof) issued.	Person to whom distribution is made.

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse us, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2013 totaled a net amount of approximately US$2.44million, after deduction of applicable US taxes, in the amount of US$1.05million.

PART II

Item 13.              Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.              Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.              Controls and Procedures

(a)                                 Evaluation of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer, or CEO, and Chief Financial and Investor Relations Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures, and concluded that on December 31, 2013, these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our filings and submissions under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2013, based on the criteria established in the Internal Control Integrated Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (1992), and concluded that, for the year ended December 31, 2013, our system of internal controls over financial reporting was effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2013, Deloitte Touche Tohmatsu Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 and issued an attestation report, which is included below.

The Ethics Committee

Our Ethics Committee was established on August 12, 2004, and is made up of three permanent members and three alternate members. It is responsible for the management, dissemination and updating of the Statement of Ethical Principles and Code of Professional Conduct.

This Committee receives and investigates all reports of violation of the ethical principles and standards of conduct. In December 2006 we implemented the Anonymous Reporting Channel, available on our intranet. Its purpose is to receive, either anonymously or from identified sources, complaints or accusations of irregular practices, such as financial fraud, misappropriation of assets, receipt of unfair advantages, or making of illegal contracts. It aims to provide improvement in transparency, in correction of unethical or illegal behavior, and in corporate governance, and meet the requirements of the Sarbanes-Oxley Act. Complaints or questions may be addressed to: Cemig, Av. Barbacena 1200, 19th Floor/A1, 30190-131, Belo Horizonte, Minas Gerais, Brazil or e-mailed to comissaodeetica@cemig.com.br.

(c)           Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia Energética de Minas Gerais - CEMIG
Belo Horizonte – MG - Brazil

We have audited the internal control over financial reporting of Companhia Energética de Minas Gerais - CEMIG and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2013 and 2012, and related consolidated statements of income, comprehensive income, equity and cash flows for each of the two years in the period ended December 31, 2013 and our report dated April 30, 2014 expressed an unqualified opinion on those financial statements and included explanatory paragraphs related to (a) the accompanying financial statements that have been retrospectively adjusted as a result of changes in accounting policies related to employee benefits and accounting for joint arrangements, (b) the Usina hidrelétrica Jaguara (“UHE Jaguara”) concession agreement  that was terminated in August, 2013,  (c) the financial asset recorded by the Company related to transmission concession agreement 006/97 amounting to R$534 million as of December 31, 2013, and (d) the accounting for resources provided by the Energy Development Account (“CDE”).

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, MG, Brazil

April 30, 2014

(d)          Changes in Internal Control over Financial Reporting

There has been no change in our  system of internal control over financial reporting during the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert

Our Fiscal Council  acts as our Audit Committee for the purposes of the Sarbanes-Oxley Act of 2002, Under Section 10A—3 of the SEC rules on Audit Committees of listed companies, non-U.S. issuers are permitted not to have a separate Audit Committee made up of independent members, if there is an Fiscal Council established and chosen in accordance with the legislation of its origin country, expressly requiring or allowing that Fiscal Council to obey certain obligations, Section 10A—3 also allows a Brazilian Fiscal Council to exercise the obligations and responsibilities of an Audit Committee as constituted under the laws of the United States, up to the limit permitted by Brazilian law, The financial experts of our Fiscal Council are Mr, Helton da Silva Soares and Mr, Ari Barcelos da Silva.

Item 16B.           Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial and Investor Relations Officer and to persons performing similar functions as well as to our directors, other officers and employees. Our code of ethics was filed with the SEC as Exhibit 11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and is also available on our website at www.cemig.com.br. If we change the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial and Investor Relations Officer, and/or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such change or waiver within five business days following the date of the chenge or waiver on our web site at the same address.

Item 16C.   Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal year ended December 31, 2013 and 2012 and by KPMG Auditores Independentes during the fiscal year ended December 31, 2011:

	Year ended December 31,
	2013	2012	2011
	(thousands of reais)
Audit fees	1,444	1,018	888
Additional services:
Review of income tax returns and quarterly provisions for income tax and Social Contribution tax			127
Tax Fees	70	28
Audit of Related Fees	13	7	302
R&D Projects			25
Technical Report related to Financial Project			16
Total fees	1,527	1,053	1,358

Audit fees — Audit fees in the above table are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in 2013 and 2012 and by KPMG Auditores Independentes in 2012 and 2011 in connection with the audit of our annual financial statements prepared in accordance with the accounting practices adopted in Brazil, the review of our quarterly statutory financial statements and assessment of internal controls as required under Sarbanes-Oxley, Of the total amount of R$1,053 thousand of fees paid in 2012, R$286 thousand was paid to KPMG for the services provided in the first quarter of 2012. Beginning with the second quarter of 2012, Deloitte Touche Tohmatsu Independent became our auditor.

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

Audit fees — Audit fees in the above table are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in 2013 and 2012 and KPMG Auditores Independentes in  2011  in connection with the audit of our annual financial statements prepared in accordance with the as issued by the IASB and the review of our quarterly statutory financial statements.

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

Item 16D.              Exemptions from the Listing Standards for Audit Committees

We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act, We have a Fiscal Council that carries out the functions of an audit committee of the United States to the extent permitted under Brazilian law, Brazilian law requires our Fiscal Council to be separate from our board of directors, and members of our Fiscal Council are not elected by our management, Brazilian law provides standards for the independence of our Fiscal Council from our management.

We do not believe that our reliance on this general exemption will materially affect the ability of our Fiscal Council to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

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

We have requested KPMG Auditores Independentes to furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 4,34 to this Form 20-F.

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

Item 16G.             Corporate Governance

Corporate Governance Differences from NYSE Practices

On November 4, 2003, the New York Stock Exchange, or NYSE, established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under these rules, we are required to set forth in our annual report to shareholders a description of the significant differences between CEMIG’s corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach

303A.01	A listed company must have a majority of independent directors, “Controlled companies” are not required to comply with this requirement.

Under Section 303A of the rules of the New York Stock Exchange, “controlled company” is taken to include a company in which more than 50% of the voting power is held by one individual, a group or another company. Since 50,97% of the voting stock of CEMIG is held by the State of Minas Gerais, it is considered to be a controlled company. Therefore, this requirement currently does not apply to CEMIG.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of CEMIG do not meet at regularly scheduled executive sessions without management.

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, “Controlled companies” are not required to comply with this requirement.

As a controlled company, CEMIG is not required to have a nominating/governance committee.

Nonetheless, CEMIG has a Corporate Governance Committee, composed of dependent and independent directors, and its responsibilities are clearly defined in the internal regulations of the

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
Board of Directors.

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, “Controlled companies” are not required to comply with this requirement.

As a controlled company, CEMIG would not be required to comply with the compensation committee requirements as if it were a U.S. domestic issuer, CEMIG does not have a compensation committee.

303A.06 and 303A.07

A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, with a written charter that covers certain minimum specified duties.

CEMIG exercised its prerogative under SEC Rule 10A-3 and the Sarbanes Oxley Act of 2002, which allow non U.S. issuers not to have an Audit Committee, Our Fiscal Council carries out the functions of an Audit Committee of the United States up to the limit permitted by Brazilian law.

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

Item 16H.             Mine Safety Disclosure

Not applicable

Item 17.              Financial Statements

Not applicable.

Item 18.             Financial Statements

Reference is made to pages F-1 through F-129 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•                  Report of Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31,2013 and 2012;

•                  Report of KPMG Auditores Independentes for the year ended December 31,2011;

•                  Audited Consolidated Statement of Financial Position as of December 31, 2012 and December 31 2012;

•                  Audited Consolidated Income Statement and Statements of Comprehensive Income for the years ended December 31,  2013  2012 and2011;

•                  Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31,2013,  2012 and 2011;

•                  Audited Consolidated Statements of Cash Flows for the years ended December 31, 2013 2012 and 2011; and

•                  Notes to the Consolidated Financial Statements

Item 19.              Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since December 26, 2013.

2.1

Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N,A,, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No, 333-13826)).

2.2

Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2,1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No, 1-15224)).

2.3

Amendment No, 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N,A,, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No, 333-143636)).

2.4

Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N,A,, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No, 333-142654)).

2.5

English Summary of the Indenture Covering Public Distribution of the Fourth Issue of Non-Convertible Unsecured Debentures, dated December 23, 2013, between Cemig Geração e Transmissão S.A. and Banco Votorantim S.A. and Banco Itau BBA.

2.6	English Summary of Seventh Issue of Commercial Promissory Notes, for Public Distribution, dated April 8, 2014 between Cemig Distribuição S.A. and BB-Banco de Investimento S.A.

4.1

Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4,1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No, 1-15224)).

4.2

Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4,2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No, 1-15224)).

4.3

Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4,3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No, 1-15224)).

4.4

Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4,4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No, 1-15224)).

4.5

Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4,3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No, 1-15224)).

4.6

First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4,5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No, 1-15224)).

4.7

Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4,6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No, 1-15224)).

4.8

Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No, 1-15224)).

4.9

First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No, 1-15224)).

Exhibit Number	Document
4.10

Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.11

Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12

Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13

Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4,15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribution and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4,18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Generation and Transmission and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4,19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16

Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribution and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4,20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17

Share Purchase Agreement, dated April 23, 2009, between Cemig Generation and Transmission, Terna—Rete Elettrica Nazionale S,p,A,, and CEMIG (incorporated by reference to Exhibit 4,22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4,18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4,19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20

English Summary of Put Option Agreement between Companhia Energética de Minas Gerais – CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4,20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda,, NTE - Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB — Banco de Investimento S.A. (incorporated by reference to Exhibit 4,23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

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

4.26

English Summary of Put Option Agreement between Parati S,A and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27

English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda,, Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J, Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

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

4.30

Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by Cemig Distribuição S.A., dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.31

Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.32

Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais –Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.33

Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., internening by Comercial Agrícola Paineiras LTDA (“Paineiras”) e Epícares Empreendimentos e Participações LTDA (“Epícares”), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34

Letter of KPMG Auditores Independentes furnished to the SEC addressing the auditors rotation as per Item 16F(a)(1)(v) of Form 20-F, dated April 29, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.35

Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.36	English Summary of the Investment Agreement, dated August 8, 2013, between Cemig Geração e Transmissão S.A., Light Energia, RR Participações and Renova.

4.37	English Summary of Share Purchase Agreement between Cemig Geração e Transmissão S.A. and Petroleo Brasileiro S.A. - Petrobras, dated June 14, 2013.

4.38	English Summary of Share Purchase Agreement between Cemig Geração e Transmissão S.A. and Vale S.A., dated December 19, 2013.

4.39	English Summary of Share Purchase Agreement between Fundo de Investimento em Participações Melbourne and Andrade Gutierrez Participações S.A., dated March 11, 2014.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS–CEMIG

By:	/s/ Djalma Bastos de Morais
Name: Djalma Bastos de Morais
Title: Chief Executive Officer

Date: April 30, 2014

Deloitte Touche Tohmatsu Rua Paraíba, 1122 20º e 21º andares 30130-141 - Belo Horizonte - MG Brasil

Tel: +55 (31) 3269-7400
Fax: +55 (31) 3269-7470
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG - Brazil

We have audited the accompanying consolidated statement of financial position of Companhia Energética de Minas Gerais - CEMIG and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the two years ended December 31, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais - CEMIG and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the two years ended December 31, 2013, in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

As discussed in Note 2.5 to the consolidated financial statements, the accompanying  statements of financial position as of  December 31, 2012 and 2011, and the related statements of income, comprehensive income, changes in equity and cash flows for the two years ended December 31, 2012, have been retrospectively adjusted as a result of changes in accounting policies related to the adoption of International Accounting Standard - IAS 19 (R) - Employee Benefits and International Financial Reporting Standard - IFRS 11 - Joint Arrangements.

As discussed in Note 4 to the consolidated financial statements, the Usina hidrelétrica Jaguara (“UHE Jaguara”) concession agreement was terminated in August, 2013. The Company continues to operate UHE Jaguara based on a preliminary injunction issued by the Superior Tribunal de Justiça - STJ, Brazilian Superior Court of Justice. The company awaits the final resolution.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

As discussed in Note 14 to the consolidated financial statements, the Company recorded a financial asset amounting to R$534 million as of December 31, 2013 related to the indemnification to be received in  connection with the transmission concession agreement 006/97, which has not yet been homologated by ANEEL, the Granting Authority.

As discussed in Note 13 to the consolidated financial statements, the Company received resources provided by the Energy Development Account (“CDE”) and accounted for these resources as a reduction in the cost of electric energy.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, MG, Brazil

April 30, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Energética de Minas Gerais

We have audited the accompanying consolidated statements of income, shareholders’ equity, comprehensive income and cash flows of Companhia Energética de Minas Gerais and its subsidiaries (the “Company”) for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2011 , in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As described in explanatory note 2.5, the Company adopted the provisions of IFRS 11 – Joint Arrangements and IAS 19 - Employee Benefits in 2013, which included the disclosure of the January 1, 2012 balance sheet.

/s/ KPMG Auditores Independentes

Belo Horizonte, Brazil

April 29, 2013, except for explanatory note 2.5 to the consolidated financial statements as to which the date is April 30, 2014.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2013 AND 2012, AND JANUARY 1, 2012

ASSETS

(MILLIONS OF R$)

		Consolidated
	Note	2013	2012 restated	Jan, 1, 2012 restated
Current
Cash and cash equivalents	6	2,202	1,919	2,104
Securities	7	933	657	356
Consumers and traders	8	1,912	1,858	2,067
Concession holders – Transport of electricity		241	347	296
Financial assets of the concession	14	2	288	42
Recoverable taxes	9	481	217	229
Income tax and Social Contribution tax recoverable	10a	249	229	135
Traders – Transactions in ‘Free Energy’		43	21	22
Dividends receivable		17	113	74
Restricted cash		2	133	3
Inventories		38	41	31
Provision for gains on financial instruments	29	-	21	-
Accounts receivable from Minas Gerais state government	12	-	2,422	-
Energy Development Account (CDE)	13	175	-	-
Other credits		374	538	409
TOTAL, CURRENT		6,669	8,804	5,768

NON-CURRENT
Securities	7	90	99	-
Concession holders – Transport of electricity		8	10	12
Accounts receivable from Minas Gerais state government	12	-	-	1,830
Deferred income tax and Social Contribution tax	10b	1,221	1,304	931
Recoverable taxes	9	382	392	281
Income tax and Social Contribution tax recoverable	10a	178	28	20
Escrow deposits in litigation	11	1,180	1,301	1,276
Consumers and traders	8	180	221	62
Other credits		83	98	85
Financial assets of the concession	14	5,841	5,475	3,834
Investments	15	6,161	6,855	6,351
Property, plant and equipment	16	5,817	6,109	6,392
Intangible assets	17	2,004	1,874	2,779
TOTAL, NON-CURRENT		23,145	23,766	23,853
TOTAL ASSETS		29,814	32,570	29,621

The Explanatory Notes are an integral part of the Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2013 AND 2012, AND JANUARY 1, 2012

LIABILITIES

(MILLIONS OF R$)

		Consolidated
	Note	2013	2012 restated	Jan, 1, 2012 restated
Suppliers	18	1,066	1,306	844
Regulatory charges	21	153	317	271
Profit shares		125	84	88
Taxes payable	19a	499	515	461
Income tax and Social Contribution taxes	19b	35	32	30
Interest on Equity, and dividends, payable		1,108	3,479	1,243
Loans and financings	20	1,056	4,901	2,634
Debentures	20	1,182	1,565	1,870
Payroll and related charges		186	227	241
Post-retirement liabilities	22	138	51	75
Concessions payable		20	16	8
Other obligations		354	305	334
TOTAL, CURRENT		5,922	12,798	8,099

NON-CURRENT
Regulatory charges	21	193	169	262
Loans and financings	20	2,379	1,609	3,825
Debentures	20	4,840	2,341	2,175
Taxes payable	19a	705	686	773
Deferred income tax and Social Contribution tax	10b	256	307	333
Provisions	23	306	265	311
Concessions payable		152	172	130
Post-retirement liabilities	22	2,311	2,575	1,956
Other obligations		112	98	91
TOTAL, NON-CURRENT		11,254	8,222	9,856
TOTAL LIABILITIES		17,176	21,020	17,955

EQUITY	24
Share capital		6,294	4,265	3,412
Capital reserves		1,925	3,954	3,954
Profit reserves		3,840	2,856	3,293
Equity Valuation Reserve
Deemed cost of property, plant and equipment		850	959	1,080
Other Comprehensive Income		(271)	(484)	(73)
TOTAL OF EQUITY		12,638	11,550	11,666
TOTAL LIABILITIES AND EQUITY		29,814	32,570	29,621

The Explanatory Notes are an integral part of the Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(MILLIONS OF R$)

 (except Net profit per share)

		Consolidated
	Note	2013	2012 restated	2011 restated
NET REVENUE	25	14,627	14,137	12,393

OPERATIONAL COSTS
COST OF ELECTRICITY	26
Electricity purchased for resale		(5,207)	(4,683)	(3,330)
Charges for the use of the national grid		(575)	(883)	(748)
		(5,782)	(5,566)	(4,078)
OTHER COSTS	26
Personnel and managers		(946)	(950)	(905)
Materials		(111)	(60)	(58)
Outsourced services		(672)	(741)	(664)
Depreciation and amortization		(782)	(729)	(745)
Operational provisions		(212)	(43)	(80)
Royalties for use of water resources		(131)	(185)	(153)
Infrastructure construction cost		(975)	(1,336)	(1,232)
Other		(237)	(85)	(92)
		(4,066)	(4,129)	(3,929)

TOTAL COST		(9,848)	(9,695)	(8,007)

GROSS PROFIT		4,779	4,442	4,386

OPERATIONAL EXPENSES	26
Selling expenses		(121)	(227)	(91)
General and administrative (expenses) / reversals		(799)	(537)	(555)
Other operational expenses		(463)	(1,068)	(475)
		(1,383)	(1,832)	(1,121)

Gain (loss) in subsidiaries by equity method		764	865	539
Gain on disposal of investment		284	-	-
Unrealized gain on disposal of investment		(81)	-	-

Profit before Financial revenue (expenses) and taxes		4,363	3,475	3,804

Financial revenues	27	885	2,923	752
Financial expenses	27	(1,194)	(1,294)	(1,392)
Pretax profit		4,054	5,104	3,164

Current income tax and Social Contribution tax	10c	(994)	(1,035)	(994)
Deferred income tax and Social Contribution tax	10c	44	203	245
NET PROFIT FOR THE PERIOD		3,104	4,272	2,415

Basic and diluted profit per preferred share	24	2.47	3.39	1.92
Basic and diluted profit per common share	24	2.47	3.39	1.92

The Explanatory Notes are an integral part of the Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(MILLIONS OF R$)

	Consolidated
	2013	2012 restated	2011 restated
NET PROFIT FOR THE PERIOD	3,104	4,272	2,415
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to statements of income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	175	(471)	(66)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled subsidiary	31	56	(13)
	206	(415)	(79)
Items that may be reclassified to statements of income
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled subsidiary	7	4	6
Cash flow hedge instruments, net of taxes	-	(1)	(1)
	7	3	5
COMPREHENSIVE INCOME FOR THE PERIOD	3,317	3,860	2,341

The Explanatory Notes are an integral part of the Financial Statements.

STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(MILLIONS OF R$)

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Funds allocated for capital increase	Total equity
BALANCES AT DECEMBER 31, 2010 PREVIOUSLY PRESENTED	3,412	3,954	2,874	1,210	-	27	11,477
Net Profit For The Period	-	-	-	-	2,415	-	2,415
Other comprehensive income
Equity gain on Other comprehensive income in jointly-controlled subsidiary	-	-	-	(7)	-	-	(7)
Cash flow hedge instruments	-	-	-	(1)	-	-	(1)
Adjustment to actuarial liabilities	-	-	-	(66)	-	-	(66)
Total comprehensive income for the period	-	-	-	(74)	2,415	-	2,341
Other changes in equity
Ordinary Dividends (R$1.77 per share)	-	-	-	-	(1,208)	-	(1,208)
Extraordinary dividends (R$ 1.88 per share)	-	-	(850)	-	-	-	(850)
Additional dividend proposed in 2010 (R$ 0.13 per share)	-	-	(67)	-	-	-	(67)
Additional dividend proposed in 2011 (R$ 0.74 per share)	-	-	86	-	(86)	-	-
Return of funds allocated for capital increase	-	-	-	-	-	(27)	(27)
Constitution of reserves
Legal reserve	-	-	109	-	(109)	-	-
To Retained earnings	-	-	1,141	-	(1,141)	-	-
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	-	-	-	(129)	129	-	-
BALANCES ON DECEMBER 31, 2011	3,412	3,954	3,293	1,007	-	-	11,666

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total equity
DECEMBER 31, 2011 BALANCES ADJUSTED FOR CHANGES IN ACCOUNTING PRACTICE	3,412	3,954	3,293	1,007	-	11,666
Net Profit For The Period	-	-	-	-	4,272	4,272
Other comprehensive income
Equity gain on Other comprehensive income in jointly-controlled subsidiary	-	-	-	61	-	61
Cash flow hedge instruments	-	-	-	(1)	-	(1)
Adjustment to actuarial liabilities	-	-	-	(471)	-	(471)
Total comprehensive income for the period	-	-	-	(411)	4,272	3,861
Other changes in equity
Increase in share capital	853	-	(853)	-	-	-
Interim dividends (R$ 0.69 per share)	-	-	-	-	(590)	(590)
Interest on Equity (R$ 1.99 per share)	-	-	-	-	(1,700)	(1,700)
Extraordinary dividends (R$ 1.88 per share)	-	-	(1,600)	-	-	(1,600)
Additional dividend proposed in 2011 (R$ 0.13 per share)	-	-	(87)	-	-	(87)
Additional dividend proposed in 2012 (R$ 0.74 per share)	-	-	628	-	(628)	-
Constitution of reserves
Legal reserve	-	-	171	-	(171)	-
To Retained earnings	-	-	1,304	-	(1,304)	-
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	-	-	-	(121)	121	-
BALANCES ON DECEMBER 31, 2012	4,265	3,954	2,856	475	-	11,550

Net profit for the period	-	-	-	-	3,104	3,104
Other comprehensive income
Equity gain on Other comprehensive income in jointly-controlled subsidiary	-	-	-	38	-	38
Adjustments to actuarial liabilities	-	-	-	175	-	175
Total Comprehensive income for the period	-	-	-	213	3,104	3,317
Other changes in equity:
Increase in share capital	2,029	(2,029)	-	-	-	-
Additional dividends proposed in 2012 (R$ 0.50 per share)	-	-	(628)	-	-	(628)
Interim dividends (R$ 0.85 per share)	-	-	-	-	(1,068)	(1,068)
Interest on Equity (R$ 0.42 per share)	-	-	-	-	(533)	(533)
Additional dividends proposed (R$ 0.04 per share)	-	-	55	-	(55)	-
Constitution of reserves
Reserve under By-laws	-	-	1,557	-	(1,557)	-
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	-	-	-	(109)	109	-
BALANCES ON DECEMBER 31, 2013	6,294	1,925	3,840	579	-	12,638

The Explanatory Notes are an integral part of the Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE PERIODS ENDED DECEMBER 31, 2013, 2012 AND 2011

(MILLIONS OF R$)

	Consolidated
	2013	2012 restated	2011 restated
CASH FLOW FROM OPERATIONS
Net profit for the period	3,104	4,272	2,415
Expenses (revenues) not affecting cash and cash equivalents
Income tax and Social Contribution tax	950	832	749
Depreciation and amortization	824	763	786
Net write-offs of PP&E and Intangible assets	33	211	11
Equity method gains (losses)	(764)	(865)	(539)
Interest and monetary updating	942	(1,448)	741
Gain on disposal of investments	(284)	-	-
Net gain on indemnity of assets	(21)	-	-
Unrealized profit	81	-	-
Provisions for operational losses	305	671	166
Provision for losses on financial instruments	(2)	(22)	-
Post-retirement liabilities	269	227	230
	5,437	4,641	4,559
(Increase) / decrease in assets
Consumers and traders	(134)	(177)	(265)
Recoverable Taxes	(255)	(99)	(8)
Income tax and Social Contribution tax recoverable	(223)	(206)	36
Transport of electricity	109	(50)	21
Escrow deposits in litigation	120	(24)	(164)
Dividends received from investments	554	684	891
Financial assets	286	(192)	45
Other	7	(113)	191
	464	(177)	747
Increase (reduction) in liabilities
Suppliers	(239)	462	(18)
Taxes	2	(33)	289
Income tax and Social Contribution tax payable	3	2	(29)
Payroll. and related charges	(41)	(15)	42
Regulatory charges	(140)	(47)	(152)
Post-retirement liabilities	(181)	(196)	(174)
Other	(21)	(55)	40
	(617)	118	(2)

Cash generated by operational activities	5,284	4,582	5,304
Interest paid on loans and financings	(814)	(818)	(834)
Income tax and Social Contribution tax paid	(955)	(935)	(806)
NET CASH GENERATED BY OPERATIONAL ACTIVITIES	3,515	2,829	3,664

	Consolidated
	2013	2012 restated	2011 restated
CASH FLOWS FROM INVESTMENT ACTIVITIES
Securities – Cash investments	(267)	(400)	(356)
Financial assets	(91)	(107)	(57)
Accounts receivable from Minas Gerais state government	2,466	1,498	173
Restricted cash	130	(129)	(118)
Investments
Acquisition of jointly-controlled subsidiary. net of cash acquired	(94)	-	-
Gain on disposal of investments	1,691	-	-
Cash injection in Investees	(355)	(396)	(879)
PP&E	(69)	(109)	(95)
Intangible assets	(908)	(1,263)	(1,183)
NET CASH FROM (USED IN) INVESTMENT ACTIVITIES	2,503	(906)	(2,515)

CASH FLOW IN FINANCING ACTIVITIES
New loans. financings and debentures	2,466	4,916	1,633
Payment of loans. financings and debentures	(3,601)	(5,276)	(1,366)
Interest on Equity. and dividends	(4,600)	(1,748)	(2,036)
NET CASH FROM (USED IN) FINANCIAL ACTIVITIES	(5,735)	(2,108)	(1,769)

NET CHANGE IN CASH AND CASH EQUIVALENTS	283	(185)	(620)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the period	1,919	2,104	2,724
End of the period	2,202	1,919	2,104
	283	(185)	(620)

The Explanatory Notes are an integral part of the Consolidated Financial Statements.

EXPLANATORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2013 AND 2012, AND JANUARY 1, 2012

(In Millions of R$ except where otherwise indicated)

1.              OPERATIONAL CONTEXT

a)    The Company

Companhia Energética de Minas Gerais (“Cemig”, also herein “the Company”, “Parent company” or “Holding company”) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded: on the BM&F Bovespa (“Bovespa”), at Corporate Governance Level 1; on the New York Stock Exchange (“NYSE”), through ADRs; and on the stock exchange of Madrid (“Latibex”).  It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, the capital of the state of Minas Gerais. It operates exclusively as a holding company, with interest in companies controlled individually or jointly, the principal objects of which are the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

Cemig has interest in the following subsidiaries and jointly-controlled subsidiaries:

■         Cemig Geração e Transmissão S.A. (Cemig GT) is Cemig’s wholly-owned subsidiary operating in generation and transmission. It is listed, in Brazil, but not traded. Cemig GT has interests in 51 power plants, and the transmission lines associated with them, most of which are part of the Brazilian national generation and transmission grid system. Of these power plants, 47 are hydroelectric, 3 are wind power plants and one is a thermal plant. Cemig GT has interest in the following jointly-controlled subsidiaries:

– Hidrelétrica Cachoeirão S.A. (“Cachoeirão”) (Jointly controlled): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant began operating in 2009.

– Baguari Energia S.A. (“Baguari Energia”) (Jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce River in Governador Valadares, Minas Gerais State. The plant began operation of its units from September 2009 to May 2010.

– Central Eólica Praias de Parajuru S.A. (“Parajuru”) (Jointly controlled): Production and sale of electricity from the Parajuru wind farm at Beberibe, in the State of Ceará, Northern Brazil. The plant began operating in August 2009.

– Central Eólica Praias do Morgado S.A. (“Praias do Morgado”) (Jointly controlled): Production and sale of electricity from the Morgado wind farm at Acaraú, in Ceará, Northern Brazil. The plant began operating in May 2010.

– Central Eólica Volta do Rio S.A. (“Volta do Rio”) (Jointly controlled): Production and sale of electricity from the Volta do Rio wind farm also at Acaraú, in the State of Ceará, Northern Brazil. The plant began operating in September 2010.

– Hidroelétrica Pipoca S.A. (“Pipoca”) (Jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant (Pequena Central Hidrelétrica, or PCH), on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais. This hydroelectric plant began operating in October 2010.

– Madeira Energia S.A. (“Madeira”) (jointly controlled) – Construction and commercial operation, through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric plant in the basin of the Madeira River, in the State of Rondônia. This started commercial operation in March 2012. There are more details in Explanatory Note 15.

– Lightger S.A. (“LightGer”) (Jointly controlled): Independent power production through building and commercial operation of the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the State of Rio de Janeiro. The plant started operating in May 2012.

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at development stage:

–  Guanhães Energia S.A. (“Guanhães Energia “) (Jointly controlled): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants (PCHs): Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais. First generation is scheduled for October 2014.

– Cemig Baguari Energia S.A. (“Cemig Baguari”) (Subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

– Amazônia Energia Participações S.A (“Amazônia Energia”) (jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (“Nesa”), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig GT (74.5%). Amazônia Energia holds 9.8% of Nesa, and has significant influence in its management, but not joint control. The first turbine of Belo Monte is expected to operate in February 2015. There are more details in Explanatory Note 15.

■         Cemig Distribuição S.A. (“Cemig D”) – Wholly-owned subsidiary, listed, but not traded: distributes electricity through networks and distribution lines to practically the whole of the Brazilian state of Minas Gerais.

■   Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) (Jointly controlled): Construction, operation and maintenance of electricity transmission facilities in 11 states of Brazil. Taesa has the following subsidiaries: Nordeste Transmissora de Energia S.A (“NTE”); Abengoa Participações Holding S.A. (“Abengoa”); ETAU – Epresa de Transmissão do Alto Uruguai S.A. (“ETAU”); Brasnorte Transmissora de Energia S.A. (“Brasnorte”); União de Transmissoras de Energia Elétrica (“Unisa”) and the following jointly-controlled subsidiaries: Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”); Empresa Paraense de Transmissão de Energia S.A. (“ETEP”);Empresa Norte de Transmissão de Energia S.A. (“ENTE”);Empresa Regional de Transmissão de Energia S.A. (“ERTE”); Empresa Amazonense de Transmissão de Energia S.A. (“EATE”); and Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”);

■    Light S.A. (“Light”) (jointly controlled): Hold direct or indirect interests in other companies and, directly or indirectly, operate electricity services, including generation, transmission, trading or distribution, and other related services. Light has the following subsidiaries and jointly-controlled subsidiaries:

– Light Serviços de Eletricidade S.A. (“Light Sesa”) (Subsidiary): A listed company operating primarily in electricity distribution, in various municipalities of Rio de Janeiro State.

– Light Energia S.A. (subsidiary): Study, plan, build, and commercially operate electricity generation, transmission and sales/trading systems and related services. Owns equity interests in two wind power companies, Central Eólica São Judas Tadeu Ltda. and Central Eólica Fontainha Ltda., and in Guanhães Energia S.A. and Renova Energia S.A.

– Light Esco Prestação de Serviços Ltda. (subsidiary): Purchase, sale, importation and exportation of electricity, and consultancy services in the electricity sector. Light Esco has interest in EBL Companhia de Eficiência Energética S.A.

– Itaocara Energia Ltda. (subsidiary): Planning, construction, installation, and commercial operation of electricity generation plants, is still at development stage. It is a member of the Itaocara Hydro Plant Consortium for commercial operation of the Itaocara Hydroelectric Plant (51%). Cemig GT owns 49%.

– LightGer S.A.: Company at development stage, formed to participate in auctions of concessions, authorizations and permissions in new plants. On December 24, 2008 it obtained the installation license authorizing the start of works on the Paracambi Small Hydro Plant. It is jointly controlled by Light (51%) and Cemig GT (49%). The plant started operating in May 2012.

– Light Soluções em Eletricidade Ltda.: The name was changed from Lighthidro under the by-laws dated January 27, 2011. Its main objects are provision of service to low-voltage clients including assembly, overhaul and maintenance of installations in general.

– Instituto Light para o Desenvolvimento Urbano e Social (Light Institute for Urban and Social Development)(subsidiary): Participation in social and cultural projects, and interest in economic and social development of cities.

– Lightcom Comercializadora de Energia S.A. (subsidiary): Purchase, sale, importation and exportation of electricity, and general consultancy, in the free and regulated electricity markets.

– Axxiom Soluções Tecnológicas S.A. (jointly-controlled): Unlisted company, providing technology and systems solutions for operational management of public service concession holders, including companies in electricity, gas, water, sewerage and other utilities. Jointly owned by Light (51%) and Cemig (49%).

– CR Zongshen E-Power Fabricadora de Veículos S.A.: (jointly-controlled): An unlisted corporation, at pre-operational stage, with the principal object of manufacturing two-wheeled electric vehicles under the Kasinski brand name. Light S.A., with 20% of the common and total equity, and CR Zongshen Fabricadora de Veículos S.A., with 80%, are the Company’s sole stockholders.

– Amazônia Energia Participações S.A (“Amazônia Energia”) (jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (“Nesa”), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig GT (74.5%). Amazônia Energia holds 9.8% of Nesa, and has significant influence in its management, but not joint control. The first turbine of Belo Monte is expected to operate in February 2015. There are more details in Explanatory Note 15.

– Renova Energia S.A. (jointly controlled) – Listed company operating in generation from alternative renewable sources, including small hydro plants (PCHs or SHPs), wind farms and solar power. Renova has direct or indirect interests in a total of 1,953.3 MW of contracted power, of which 484.6 MW is in operation or ready to operate.

■  Sá Carvalho S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

■  Usina Térmica Ipatinga S.A. (“Ipatinga”) (subsidiary) – Production and sale, as an independent power producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

■  Companhia de Gás de Minas Gerais (“Gasmig”) (jointly controlled) – Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais.

■         Cemig Telecomunicações S.A. (“CemigTelecom”) (previously named Empresa de Infovias S.A.)(subsidiary) – Provision and commercial operation of a specialized telecommunications service through an integrated multi-service network of fiber optic cables, coaxial cables, and electronic and associated equipment. CemigTelecom owns 49% of Ativas Data Center (“Ativas”) (a jointly-controlled subsidiary), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and services for medium-sized and large corporations.

■         Efficientia S.A. (subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

■         Horizontes Energia S.A. (subsidiary) – Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho hydro power plants in the State of Santa Catarina.

■  Cemig Comercializadora de Energia Incentivada S.A. (‘CCEI’ – previously named Central Termelétrica de Cogeração S.A.) (subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

■         Rosal Energia S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

■   Empresa de Serviços e Comercialização de Energia Elétrica S.A. (ESCE – previously named Central Hidrelétrica Pai Joaquim S.A.) (subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

■  Cemig PCH S.A. (Subsidiary) – Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

■  Cemig Capim Branco Energia S.A. (“Capim Branco”) (subsidiary) – Production and sale of electricity as an independent producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners.

■  UTE Barreiro S.A. (subsidiary) – Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

■   Cemig Trading S.A. (subsidiary): Sale and intermediation of business transactions related to energy.

■   Companhia Transleste de Transmissão (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

■   Companhia Transudeste de Transmissão (jointly controlled): Construction, operation and maintenance of national grid transmission facilities of the Itutinga–Juiz de Fora transmission line.

■   Companhia Transirapé de Transmissão (jointly controlled): Construction, operation and maintenance of the Irapé–Araçuaí transmission line.

■              Axxiom Soluções Tecnológicas S.A. (jointly-controlled): Unlisted company, providing technology and systems solutions for operational management of public service concession holders, including companies operating in electricity, gas, water and sewerage, and other utilities. Jointly owned by Light (51%) and Cemig (49%).

■   Transchile Charrúa Transmisión S.A. (jointly controlled): Construction, operation and maintenance of the Charrúa-Nueva Temuco transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line started operating in January 2010.

■   Companhia de Transmissão Centroeste de Minas (jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid. The line started operating in April 2010.

■   Parati S.A. Participações em Ativos de Energia Elétrica (jointly-controlled subsidiary): Holding company owning interests in other companies, Brazilian or foreign, through shares or share units, in any business activity. Parati holds an equity interest of 6.42% in Light.

■   Cemig Serviços S.A. (subsidiary): Provision of services related to planning, construction, operation and maintenance of electricity generation, transmission and distribution systems, and provision of administrative, commercial and engineering services in the various fields of energy, from any source.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee.

2.              BASES OF PREPARATION

2.1      Statement of compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (IASB).

On April 24, 2014, the Company’s Fiscal Counsel authorized the filling of the Financial Statements  for the year ended December 31, 2013 in conjunction with  the filling of Company’s Form 20-F.

2.2      Bases of measurement

The consolidated financial statements have been prepared based on historic cost, with the exception of the following material items recorded in the Statement of financial position (balance sheet):

■         Financial instruments and derivative financial instruments measured at fair value.

■         Non-derivative financial assets measured at fair value through profit or loss.

■         Financial assets held for trading measured at fair value.

■         Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

2.3      Functional currency and currency of presentation

These consolidated financial statements are presented in Reais, which is the Company’s presentation and its subsidiary functional currency. All the financial information is presented in thousands of Reais, except where otherwise indicated.

2.4      Use of estimates and judgments

The preparation of the consolidated financial statements, under IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported in assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are revised continually, using as a reference both historic experience and also any significant changes of scenario that could affect the equity situation of the company or its results in the applicable items. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates related to the financial statements refer to recording of effects arising from:

■              Allowance for doubtful accounts – see Note 8;

■              Deferred income tax and Social Contribution tax – see Note 10;

■              Financial assets of the Concession – see Note 14;

■              Property, plant and equipment – Note 16.

■              Intangible assets – see Note 17;

■              Depreciation – see Note 16;

■              Amortization – see Note 17;

■              Employee post-retirement benefits – see Note 22;

■              Provisions – see Note 23 ;

■              Unbilled electricity supplied – see Note 25; and

■              Measurement at Fair Value, and Financial Derivatives – see Note 30.

2.5      New accounting pronouncements adopted starting in 2013

We restated our consolidated financial statements as of and for the year ended December 31, 2012 and December 31, 2011 as a result of the adoption, on January 1, 2013, of IFRS 11 (Joint Arrangements), or IFRS 11 and IAS 19 (Employee Benefits), or IAS 19.  We retroactively applied IFRS 11 and IAS 19 to 2012 and 2011 for comparison purposes pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors).  The adoption of these new pronouncements impacted several line items of our consolidated financial statements. Below are the main changes with effect on these financial statements:

IAS 19 (revised) – Employee Benefits

These changes have altered the accounting of defined-benefit plans and severance benefits. The most significant change relates to accounting of the changes in the defined-benefit obligations and assets of the plan in the year itself, with the elimination of the ‘corridor approach’ permitted in the previous version of IAS 19 and early recognition of the cost of past services. The changes require that all actuarial gains and losses be recognized immediately in Other comprehensive income and in equity so that the net assets or liabilities of the pension plan are recognized in the consolidated statement of financial position to reflect the full value of the plan’s deficit or surplus.

IFRS 11 — Joint Arrangements

IFRS 11 replaces IAS 31 – Interests in joint ventures. IFRS 11 deals with how a joint agreement in which two or more parties have joint control should be classified. SIC-13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers – will be withdrawn with the application of IFRS 11. Under IFRS 11, joint agreements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the agreements. Additionally, under IFRS 11, joint ventures and jointly-controlled entities must be accounted by the equity method. Under the previous criterion of IAS 31, a choice was allowed, for joint ventures, between accounting by the equity method or by the method of proportional consolidation.

As a result of adoption of these new standards, the Company has determined that its investment in joint controlled entities are to be characterized as joint ventures under the revised Standard, the Company now accounts for such investiments by using the equity method; the use of the proportional consolidation method was discontinued.

We summarize the main effects on the financial statements as follows:

01/01/2012	Consolidated

STATEMENT OF FINANCIAL POSITION	Balance published	Post-retirement adjustments IAS 19	Effects of adoption of IFRS 11	Balance restated

Current assets	8,532	-	(2,764)	5,768
Non-current assets
Deferred income tax and Social Contribution tax	1,236	34	(339)	931
Investments	177	(13)	6,187	6,351
Other non-current assets	27,064	-	(10,493)	16,572
Total. non-current assets	28,477	21	(4,645)	23,853

Current liabilities	12,169	-	(4,070)	8,099
Non-current liabilities
Post-retirement liabilities	2,187	100	(331)	1,956
Other non-current liabilities	10,908	-	(3,008)	7,900
Total. non-current liabilities	13,095	100	(3,339)	9,856

Equity
Equity valuation adjustments	1,086	(79)	-	1,007
Other components of equity	10,659	-	-	10,659
Total of equity	11,745	(79)	-	11,666

12/31/2012	Consolidated
STATEMENT OF FINANCIAL POSITION	Balance published	Post-retirement liabilities	Principles of consolidation	Balance restated
Current assets	11,990	-	(3,186)	8,804
Non-current assets
Deferred income tax and Social Contribution tax	1,452	174	(322)	1,304
Investments	226	(56)	6,686	6,856
Other non-current assets	27,105	-	(11,499)	15,606
Total, non-current assets	28,783	118	(5,135)	23,766

Current liabilities	14,307	-	(1,509)	12,798
Non-current liabilities
Income tax and Social Contribution tax	948	(52)	(589)	307
Post-retirement liabilities	2,229	664	(318)	2,575
Other non-current liabilities	11,245	-	(5,905)	5,340
Total, non-current liabilities	14,422	612	(6,812)	8,222

Equity
Equity valuation adjustments	969	(494)	-	475
Other components of equity	11,075	-	-	11,075
Total of equity	12,044	(494)	-	11,550

Year ended 12/31/2012	Consolidated
Statement of Income	Published	Principles of consolidation	Balance restated
Revenue	18,460	(4,323)	14,137
Operational costs
Cost of electricity	(7,457)	1,891	(5,566)
Cost of operation	(4,927)	798	(4,129)
Total cost	(12,384)	2,688	(9,695)
Gross profit	6,076	(1,634)	4,442
Operational expenses	(2,255)	422	(1,833)
Gain (loss) in subsidiaries by equity method	(3)	869	866
Profit before Financial revenue (expenses) and taxes	4,083	(608)	3,475
Financial revenue (expenses)	1,252	377	1,630
Pretax profit	5,335	(231)	5,104
Income tax and Social Contribution tax	(1,063)	231	(833)
PROFIT (LOSS) FOR THE YEAR	4,272	-	4,272

Year ended 12/31/2011	Consolidated
Statement of Income	Published	Principles of consolidation	Balance restated
Revenue	15,749	(3,356)	12,393
Operational costs
Cost of electricity	(5,437)	1,359	(4,078)
Cost of operation	(4,563)	634	(3,929)
Total cost	(10,000)	1,993	(8,007)
Gross profit	5,748	(1,362)	4,386
Operational expenses	(1,444)	323	(1,121)
Gain (loss) in subsidiaries by equity method	(1)	540	539
Profit before Financial revenue (expenses) and taxes	4,303	(499)	3,804
Financial revenue (expenses)	(970)	330	(640)
Pretax profit	3,333	(169)	3,164
Income tax and Social Contribution tax	(918)	169	(749)
PROFIT (LOSS) FOR THE PERIOD	2,415	-	2,415

Year ended 12/31/2012	Consolidated
Statements of comprehensive income	Published	Principles of consolidation	Post- retirement liabilities	Adjusted balance

Net profit for the period	4,272	-	-	4,272
Other comprehensive income
Items that will not be reclassified to the statement of income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans. net	-	-	(415)	(415)
Items that may be reclassified to the statement of income
Foreign exchange conversion differences on transactions outside Brazil	5	(5)	-	-
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled subsidiary	-	5	-	5
Cash flow hedge instruments. net of tax	(1)	-	-	(1)
Comprehensive income for the period	4,276	-	(415)	3,861

Year ended 12/31/2011	Consolidated
Statements of comprehensive income	Published	Principles of consolidation	Post- retirement liabilities	Adjusted balance

Net profit for the period	2,415	-	-	2,415
Other comprehensive income
Items that will not be reclassified to the statement of income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans. net	-	-	(66)	(66)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled subsidiary	-	(13)	-	(13)
Items that may be reclassified to the statement of income
Foreign exchange conversion differences on transactions outside Brazil	6	(6)	-	-
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled subsidiary	-	6	-	6
Cash flow hedge instruments. net of tax	(1)	-	-	(1)
Comprehensive income for the period	2,420	(13)	(66)	2,341

Year ended 12/31/2012	Consolidated
Statement of cash flow	Published	Principles of consolidation	Reclassified

Net cash generated by operational activities	3,278	632	3,910
Net cash from (used in) financial activities	8	(2,115)	(2,107)
Net cash used in investment activities	(3,610)	3,375	(235)
Net change in cash and cash equivalents	(324)	139	(185)

Initial balance of Cash and cash equivalents	2,863	(759)	2,104
Final balance of Cash and cash equivalents	2,539	(620)	1,919
Net change in cash and cash equivalents	(324)	139	(185)

Year ended 12/31/20121	Consolidated
Cash flow statement	Published	Principles of consolidation	Reclassified
Net cash generated by operational activities	3,898	(234)	3,664
Net cash from (used in) financial activities	1	(1,770)	(1,769)
Net cash used in investment activities	(4,017)	1,502	(2,515)
Net change in cash and cash equivalents	(117)	(503)	(620)

Initial balance of Cash and cash equivalents	2,980	(256)	2,724
Final balance of Cash and cash equivalents	2,862	(758)	2,104
Net change in cash and cash equivalents	(117)	(503)	(620)

2.6      Principal accounting practices

The accounting policies described in detail below have been applied consistently to all the periods presented in these individual and consolidated financial statements.

The accounting policies referring to the Company’s current operations, and consistently applied by the entities of the Group, are as follows:

a)          Financial instruments

Non-derivative financial assets: The Company initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through the Statement of income) are recognized initially on the trade date, which is the date on which the Company becomes one of the parties to the contractual provisions of the instrument.

The Company derecognizes a non-derivative financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as an individual asset or liability.

Financial assets or liabilities are offset, and the net amount presented in the Statement of financial position, when, and only when, the Company has the legal right to offset the amounts and has the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The company has the following non-derivative financial assets: Cash and bank deposits, Cash equivalents, and Securities, measured at fair value through profit or Loss;  Credits from consumers, traders, or electricity transport concession holders, Restricted cash, and Deposits linked to legal actions – recognized at their nominal realization values which are similar to fair values; and Financial assets of the concession covered by Provisional Measure 12.783/13 – measured at the New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value.

Non-derivative financial liabilities: The Company recognizes issued debt securities initially on the date on which they are originated. All the other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date on which the Company becomes one of the parties to the contractual provisions of the instrument. The company writes down a financial liability when its contractual obligations are withdrawn, are cancelled or expire.

The Company has the following non-derivative financial liabilities: Loans; Financings; Debentures; Suppliers; and Other accounts payable.  These liabilities are recognized initially at fair value plus any attributable transaction costs. After the initial recognition, they are measured at amortized cost using the effective rates method.

Share capital: Common shares are classified as equity. Preferred shares are classified as equity if they are not redeemable, or if they are redeemable only at the Company’s option. Preferred shares do not carry the right to vote; and also have preference in the event of liquidation of their portion of the share capital.  The rights to minimum dividends for the preferred shares are described in Explanatory Note 24 to the consolidated financial statements.

The minimum obligatory dividends as defined in the by-laws are recognized as a liability.

Financial instruments at fair value through profit or loss: A financial asset is classified at fair value through profit or loss if it is classified as held for trading, that is to say, designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages those investments and takes purchase and sale decisions based on their fair values in accordance with the Company’s documented risk management and investment strategy. Transaction costs are recognized in the Statement of income as and when incurred. Financial assets recorded at fair value through profit or loss are measured at fair value, and changes in the fair value of these assets are recognized in the Statement of income for the period. Securities were classified in this category.

Financial instruments available for sale:  A financial instrument is classified as available for sale when the purpose for which it was acquired is not investment of funds to obtain short-term gains, and there is no intention of keeping the investments up to maturity or, further, when they do not fit in the other categories.  As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concession that were covered by Law 12783 (of January 11, 2013). They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of these financial statements. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the Concession-granting power for the services of construction or improvement provided.

Loans and receivables: These are financial assets with fixed or calculable payments that are not quoted on an active market.  These assets are recognized initially at fair value plus any attributable transaction costs.  After initial recognition, loans and receivables are measured at amortized cost by the effective interest method, less any loss by impairment.

The category Loans and receivables includes: Cash equivalents; Consumers and traders; Concession holders – Transport of energy; Financial assets of the concession not covered by Law 12783; Escrow deposits in litigation; and Traders – ‘Free Energy’ transactions.

Cash and cash equivalents includes: balances of cash; bank sight deposits; and cash investments with original maturity of three months or less from the date of contracting, which are subject to an insignificant risk of change in value. Cash and cash equivalents are maintained for the purpose of meeting cash commitments in the short term and not for investment or other purposes.

The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the concession-granting power for the services of construction or improvement provided. Such financial assets are measured at fair value through the initial recognition. After the initial recognition, the financial assets are measured at amortized cost and classified as loans and receivables.

Derivative financial instruments and hedging activities: Derivatives are recognized initially at their fair value and the attributable transaction costs are recognized in the Statement of income when they are incurred. After the initial recognition, derivatives are measured at fair value and changes and the variations in fair value are accounted in the Statement of income, except in the circumstance described below for accounting of hedging transactions.

The method of accounting gains and losses on derivatives is conditional upon possible classification of the derivative as a ‘cash flow hedge’ instrument. The effective part of the variations in fair value of derivatives designated and qualified as ‘cash flow hedge’ instruments is recognized in Other comprehensive income. The gain or loss related to the non-effective portion is immediately recognized in Financial revenue (expenses). The amounts accumulated in equity are realized in the Statement of income in the periods in which the item protected by hedging affects the result. For the derivatives that are not classified as ‘cash flow hedges’, the variations in fair value are recognized as gains or losses in Financial revenue (expenses).

b)          Foreign currency and operations outside Brazil

Transactions in foreign currency are converted to the functional currency of the Company at the exchange rates of the dates of the transactions.  Monetary assets and liabilities denominated and calculated in foreign currencies on the date of presentation are reconverted to the functional currency at the exchange rate found on that date. The exchange rate gain or loss on monetary items is the difference between the amortized cost of the functional currency at the beginning of the period, adjusted for interest and any payments made during the period, and the amortized cost in foreign currency at the exchange rate of the financial position date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are reconverted to the functional currency at the exchange rate on the date on which the fair value was calculated. Foreign currency differences resulting from reconversion are recognized in the Statement of income.  Non-monetary items that are measured in terms of historic cost in foreign currency are converted at the exchange rate found on the transaction date.

The gains and losses arising from variations in foreign currencies relating to the jointly-controlled subsidiary Transchile are recognized directly in Equity in the Accumulated Conversion Adjustment and recognized in the Statement of income when these investments are sold, partially or totally  The financial statements of a subsidiary outside Brazil are adjusted to Brazilian and international accounting practices and, subsequently, converted to the local functional currency at the exchange rate of the financial position date.

c)  Consumers and traders; Concession holders – Transport of electricity; and Consumers and traders – Transactions in “Free Energy”

Accounts receivable from Consumers and traders, and from Concession holders for transport of electricity, are initially recorded at fair value, whether already invoiced or not, and, subsequently, measured by amortized cost. They include any direct taxes for which the company has the tax responsibility, less taxes withheld at source, which are considered to be tax credits.

The provision for doubtful receivables, for low and medium voltage consumers, is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the company are:(i) For consumers with significant balances, the balance receivable is analyzed in the light of the history of the debt, negotiations in progress and real guarantees; (ii) For other consumers, the following are provisioned 100%: Debts from residential consumers more than 90 days past due; debts from commercial consumers more than 180 days past due; and debts more than 360 days past due from other consumers. These criteria are the same as those established by Aneel.

For large consumers an individual analysis is made of the debtors and of the actions in progress for receipt of the credits.

d)          Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the principle of average cost of acquisition and includes expenses incurred in the acquisition of inventories and other costs incurred in bringing them to their present locations and conditions. Materials in inventory are classified in Current assets, and are not depreciated or amortized; materials that are used for works are classified in Property, plant and equipment or Intangible assets.

The net realizable value is the estimated sale price in the normal course of business, less the estimated costs of conclusion and expenses of sales.

e)          Investments

In the consolidated financial statements, the financial information of jointly-controlled subsidiaries, which are characterized as ‘joint ventures’, is recognized by the equity method. The Company’s investments include the goodwill premium identified on acquisitions, net of any accumulated losses by impairment.

f)              Operational leasing

Payments made under operating lease contracts are recognized as expenses in the Statement of income on a straight-line basis over the period of the leasing contract.

g)          Assets linked to the concession

Distribution activity: The portion of the assets of the concession that will be fully amortized during the concession period is recorded as intangible assets and is amortized in full during the concession agreement period.

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of the rates set by Aneel for the electricity distribution activity.

The Company measures the value of the assets which will not be fully amortized by the end of the concession agreement period and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When the assets start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs: The portion of the assets that is recorded in financial assets is valued based on the new replacement cost, having as a reference the amounts homologated by Aneel for the Asset Base for Remuneration in the processes of tariff review.

When an asset is replaced, the net book value of the assets is written off as an expense to the Statement of income.

Transmission activity: – For the new transmission concessions, granted after the year 2000, the costs related to the construction of the infrastructure are recorded in the Statement of income as and when they are calculated, and a Construction Revenue is recorded based on the stage of conclusion of the assets, including the taxes applicable to the revenue and any profit margin.

Since the transmission contracts determine that the concession holders have an unconditional right to receive cash or another financial asset directly from, or in the name of, the Concession-granting power, for the new transmission  concessions the Company records a financial asset, during the period of construction of lines, the transmission revenue to be received during the whole period of the concession, at fair value.

Of the invoiced amounts of Permitted Annual Revenue (Receita Anual Permitida, or RAP), the portion relating to the fair value of operation and maintenance of the assets is recorded as revenue in the Statement of income, and the portion relating to the construction revenue, originally recorded at the time of the formation of the assets, is used to recover the financial assets.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission assets generate additional cash flow, and hence this new cash flow is capitalized into the financial asset balance.

In counterpart to acceptance of the terms of renewal of the old transmission concessions, as described in more detail in Explanatory Note 4, the greater part of the transmission assets of the old concessions will be the subject of indemnity by the Concession-granting power, having already been written off on December 31, 2012, and an item in Accounts receivable having been posted corresponding to the estimated indemnity to be received.

h)         Intangible assets

Intangible assets comprise assets relating to: service concession contracts, and software.

The following criteria are applied to individual cases: (i) Intangible assets acquired from third parties are measured at total acquisition cost, less expenses of amortization; and (ii) intangible assets generated internally are recognized as assets in the phase of development, provided that the technical feasibility of using them is demonstrated and that the future economic benefits are probable. They are measured at cost, net of accumulated amortization and accumulated impairment losses.

For intangible assets linked to the concession, the accounting practices described in the item “Assets linked to the concession” above are applied.

i)               Property, plant and equipment

The goods in Property, plant and equipment are valued at the cost incurred on the date of their acquisition or formation, including deemed cost, and capitalized financial costs, less accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

The subsequent costs are capitalized to the extent that it is probable that the Company will receive future benefits associated with those expenditures.

When an asset is replaced, the net book value of the asset, taking into account expenses on repairs and maintenance, is written off as an expense to the Statement of income.

Depreciation and amortization: These are calculated on the balance of property, plant and equipment in service and investments in consortia, on a straight-line basis, using the rates determined by Aneel for the assets related to electricity activities, which reflect the estimated useful life of the assets.

The principal depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 16 to the consolidated financial statements.

Assets that will not be fully depreciated by the end of the concession will be reverted to the Concession-granting power and this non-depreciated portion will be indemnified.

Interest and other financing charges incurred on financings linked to works in progress are appropriated to PP&E assets in progress, and Consortia, during the period of construction.

For borrowings raised for the construction of a specific PP&E asset, the Company capitalizes all of the financial costs related to the borrowings directly to the respective assets being financed. For other borrowings raised that are not linked directly to a specific PP&E asset, a weighted average rate is established for the capitalization of the costs of those loans.

The residual value is the balance remaining of the asset at the end of the concession, thus, as established in a contract signed between the Company and the federal government, at the end of the concession the assets will be reverted to the federal government  which, in turn, will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession. There are more details in Explanatory Note 14.

j)               Impairment

Financial assets: A financial asset not carried at fair value through profit and loss is assessed at each financial position date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect that can be reliably estimated on the estimated future cash flows of that asset.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables both at specific asset level and at collective level. All individually significant receivables are assessed for specific impairment. Receivables that are not individually significant are collectively assessed for impairment by grouping them with receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in relation to a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the Statement of income and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets: The carrying amounts of the Company’s non-financial assets, other than Inventories and Deferred income tax and Social Contribution tax, are reviewed at each financial position date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Property, plant and equipment and intangible assets have their carrying amount tested if there was an indication that an asset may be impaired.

k)           Benefits to employees

Defined contribution plans – A defined contribution plan is a post-employment benefits plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans – A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan.  The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services rendered in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the financial position on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the asset recognized is limited to the total of any unrecognized past service costs and net actuarial losses and the present value of the economic benefits available in the form of future reimbursements or reductions in future contributions to the plan. In calculating the present value of the economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Cost of past service is the change in the present value of the defined benefit obligation, resulting from alteration or reduction (shortening) of the pan). The entity should recognize the cost of past service as an expense on the date of the first of the following events: (a) the alteration in the plan; or (b) when the entity recognizes the corresponding costs of restructuring or the cancellation benefits.

The Company recognizes all such actuarial gains and losses arising from adjustments based on experience, or on any changes of actuarial assumptions immediately through Other comprehensive income so that the net assets or liabilities of the pension plan are recognized in the consolidated Statement of financial position to reflect the full value of the plan’s deficit or surplus.

For the Company’s retirement benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. In the business years presented, except for 2012, the debt agreed with the Foundation is greater than the amounts of net liabilities. In this case, the annual amount recorded for the year in the Statement of income corresponds to the charges and monetary variation on that debt, which is allocated as a financial expense of the Company.

Other long-term benefits to employees: The Company’s net obligation in respect of employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior years. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the financial position date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is carried out by the projected unit credit method.  Any actuarial gains and losses are recognized in the Statement of income in the period in which they arise.

The procedures mentioned above are used for the actuarial obligations relating to the health plan, life insurance and the dental plan.

Termination benefits: These are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate the employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, and if it is probable that the offer will be accepted, and if the number of acceptances by employees can be reliably estimated.

Short-term employee benefits: Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee, and the obligation can be reliably estimated. Employees’ profit shares specified in the Company’s by-laws are accrued for in accordance with the requirements established in the collective agreements with the employee unions and recorded in Employees’ and managers’ profit shares in the Statement of income.

l)               Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Onerous Contracts:  A provision for onerous contracts is recognized when the benefits that are expected to be derived from a contract are less than the inevitable cost of meeting the obligations of the agreement.  The provision is measured at present value by the lower of: (i) the expected cost of rescinding the concession contract and (ii) the expected net cost of continuing with it.

m)     Income tax and Social Contribution tax

Income tax and the Social Contribution tax, current and deferred, are calculated based on the rates of: income tax at 15%, plus the additional rate of 10% on taxable income exceeding R$ 240,000.00 (two hundred and forty thousand Reais) per year; and for the Social Contribution tax, 9% on taxable profit. They include the offsetting of tax losses/carryforwards for both taxes, the total of which is limited to 30% of the real profit.

The expense on Income tax and the Social Contribution tax comprises current and deferred tax. The current tax and the deferred tax are recognized in the Statement of income except to the extent that they relate to a business combination, or items directly recognized in Equity or in Other comprehensive income.

Current tax is the tax payable or receivable expected on the taxable profit for the year, using tax rates in force or substantially enacted at the financial position date, and any adjustment to the tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for taxation purposes. Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted up to the financial position date.

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

Deferred income tax and Social Contribution tax assets are reviewed at each financial position date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n)         Operational revenue

In general, for the Company’s business in the electricity, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and receipt is reasonably assured, independently of whether the money has actually been received.

Revenues from sale of electricity are recorded based on the electricity delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of electricity to final consumers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of electricity, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued for at the end of the month. The differences between the estimated amounts accrued and the actual revenues realized are recorded in the following month. Historically, these have not been significant.

Revenue from the supply of electricity to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to consumers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

For the older transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Statement of income each month.

The services provided include charges for connection and other related services; the revenues are accounted when the services are provided.

o)          Financial revenue and expenses

Financial revenue includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, and interest income on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Financial expenses include interest expense on borrowings; and foreign exchange and monetary variation on borrowing cost of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

p)          Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders and non-controlling interest of the Company by the weighted average number of the common and preferred shares outstanding during the periods. Diluted EPS is determined by that average number of shares in circulation, adjusted for any instruments potentially convertible into shares, with dilutive effect, in the periods presented.

q)          Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. The operating results of all operating segments for which discrete financial information is available are reviewed regularly by the Company’s CEO, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax and Social Contribution tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire: the Financial assets of the concession; Property, plant and equipment; and Intangible assets other than Goodwill.

r)              Adoption of new accounting pronouncements

Accounting Pronouncements adopted in 2013

Adoption, as from January 1, 2013, of the new rules under IAS 8 – Accounting Policies, Changes in Accounting Estimates and  Errors - affected the balances on January 1, 2012, and also the Statement of income and Cash flows as from January 1, 2012 – which have been duly adjusted for the purpose of comparison with these financial statements.

The following are the principal Pronouncements adopted in 2013 which affected the Company’s financial statements:

IFRS 10 – Consolidated financial statements, replaced the parts of IAS 27 – Consolidated and Separate Financial Statements – that deal with consolidated financial statements. SIC–12 – Consolidation: Special Purpose Entities – was withdrawn, with the issuance of  IFRS 10. Under IFRS 10, there is only one basis for consolidation, namely, control. Additionally, IFRS 10 includes a new definition of control. Management has not found any impact arising from this new standard.

IFRS 11 – Interests in joint ventures – replaces IAS 31 and states how an agreement for joint control should be classified in the financial statements. Under the new rules, the structure of a joint business is no longer the principal factor in determination of the type of business, and, consequently, of how it is accounted. Joint ventures must be accounted by the equity method, and the proportional consolidation method will no longer be allowed. On January 1, 2013 the Company ceased to carry out any proportional consolidation in relation to any of its joint ventures, both directly and indirectly held.  These changes did not cause any impact on the Company’s net income, but impacted the individual account lines in the consolidated Statement of income, with a counterpart in Equity gain (loss) in subsidiaries, and also reduction in the lines of consolidated Assets and Liabilities, with counterpart in an increase in the line Investments, as shown in Explanatory Note 2.5. There was also an impact between lines in the consolidated Statements of comprehensive income and Cash flows.

IFRS 12 –  Disclosure of interests in other entities is a disclosure standard applicable to entities that have holdings in subsidiaries, participation agreements, affiliates and/or structured entities that are not consolidated. In general, the requirements for disclosure under IFRS 12 are more wide-ranging than the previous rules. The impact is a greater disclosure of information on the jointly-controlled subsidiaries, included in Explanatory Note 15.

IAS 19 (revised in 2011) – Pension plans: Up to the 2012 business year, costs of past services that exceeded 10% of the value of the plan’s assets were recognized in the Statement of income for the average time of future service of active participants. Under IAS 19 these costs are now recognized immediately in Other comprehensive income. The effect arising from the adoption of the new accounting practices for recording of actuarial obligations for post-employment benefits represented a reduction in equity on December 31, 2012 in the amount of R$ 494 (R$ 79 on January 1, 2012).

The impact on the Statement of income for 2013 arising from the review of the Pronouncement represented a reduction of R$ 18 in the expense on post-employment benefits in comparison with the expense that would have been recorded under the former accounting practice.

New pronouncements not yet adopted

The Company has not adopted the new and revised International Financial Reporting Standards listed. It will present those that it believes to be applicable to its operations in more detail:

■	Changes to IFRS 7 and IAS 32 – Offsetting of financial assets and liabilities, and related disclosures (1)

■	IFRS 9 – Financial Instruments (2)

■	Changes to IFRS 9 and IFRS 7: Mandatory effective date of IFRS 9 and Transition Disclosures (2)

■	Changes to IFRS 10, IFRS 12 and IAS 27 – Investment entities (1)

■	IFRIC 21 – Taxes (1)

(1) In effect for annual periods starting on or after January 1, 2014.

(2) In effect for annual periods starting on or after January 1, 2018.

Changes to IFRS 7 and IAS 32 – Offsetting of financial assets and liabilities, and related disclosures

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

The changes to IFRS 7 are applicable for annual periods beginning on or after January 1, 2013 and periods intermediate to these annual periods. The disclosures are to be made retroactively for all the periods compared. However, the changes to IAS 32 are not applicable to annual periods starting before January 1, 2014, with retrospectively adoption required.

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

IFRS 9 establishes that all the financial assets recognized that are within the scope of IAS 39 – Financial instruments: Recognition and measurement must be subsequently measured at amortized cost or fair value.

The most significant effect of IFRS 9 related to the classification and measurements of financial liabilities refers to the accounting of the changes in fair value of a financial liability (designated at fair value through profit or loss) that are attributable to changes in the credit risk of that liability.  Specifically, under IFRS 9, in relation to the financial liabilities recognized at fair value through profit or loss, the amount of the change in the fair value of the financial liability attributable to changes in the credit risk of that liability is recognized in “Other comprehensive income”, unless the recognition of the effects of the changes in the credit risk of the liability in “Other components of comprehensive income” results in or increases the accounting mismatch in the Statement of income. Variations in fair value attributable to the credit risk of a financial liability are not reclassified in the Statement of income. Previously, under IAS 39 , the total amount of the variation in the fair value of the financial asset recognized at fair value through profit or loss was recognized in the Statement of income.

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

Changes to IFRS 10, IFRS 12 and IAS 27 – Investment entities

These define an investment entity, and require that a reporting entity which fits the definition should not consolidate its subsidiaries but, instead, value them at fair value through profit or loss in its consolidated and separate financial statements.

IFRIC 21 – Taxes

This supplies orientations on when a liability for a tax defined by the government should be recognized.

The Company is analyzing the impacts of these alterations, and no significant impact on the financial statements has been identified.

s)           Determination of the adjustment to present value

The Company has applied the adjustment to present value to certain concession contracts held for consideration, and also on the balance of debentures issued by the Company. Discount rates compatible with the cost of funding in transactions with the same tenor on the date of the transactions or on the date of the transition to IFRS, depending on the case, were used, representing, in our estimate, a percentage of 12.50% including forecast inflation.

3.   PRINCIPLES OF CONSOLIDATION

As mentioned in Explanatory Note 2.6 (r), the new pronouncement IFRS 11 –  Joint arrangements establishes that jointly-controlled enterprises (joint ventures) will be accounted by the equity method, and the method of proportional consolidation will no longer be allowed. On January 1, 2013 the Company ceased to carry out any proportional consolidation in relation to any of its directly or indirectly held jointly-controlled subsidiaries.

The financial position date of the subsidiaries and jointly-controlled subsidiaries, used for the purposes of calculation of consolidation and equity method gains (losses) coincide with those of the Company.

The Company uses the criteria of full consolidation for the following companies which are direct holdings of Cemig:

		31/12/2013
Subsidiary	Form of valuation	Direct stake (%)
Cemig Geração e Transmissão	Consolidation	100.00
Cemig Distribuição	Consolidation	100.00
Cemig Telecom	Consolidation	100.00
Rosal Energia	Consolidation	100.00
Sá Carvalho	Consolidation	100.00
Horizontes Energia	Consolidation	100.00
Usina Térmica Ipatinga	Consolidation	100.00
Cemig PCH	Consolidation	100.00
Cemig Capim Branco Energia	Consolidation	100.00
Cemig Trading	Consolidation	100.00
Efficientia	Consolidation	100.00
Central Termelétrica de Cogeração	Consolidation	100.00
UTE Barreiro	Consolidation	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidation	100.00
Cemig Serviços	Consolidation	100.00

a)    Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the control starts until the date on which the control ceases to exist. The assets, liabilities and profit (loss) of the subsidiaries were consolidated using full consolidation. The accounting policies of the subsidiaries are aligned with the policies adopted by the Company.

In some jointly-controlled companies Cemig has more than 50% of the voting power. However, there are stockholders’ agreements that give the minority stockholders material rights that represent sharing of control.

b)   Consortia

The assets, liabilities, and profits (losses) of a consortium are recorded in accordance with the percentage interest held in the consortium, since these investments are considered to be “joint operations” in accordance with the requirements of IFRS11.

c)    Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies recorded by the equity method are eliminated against the investment in proportion to the Company’s holding in the Investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

The financial statements of Transchile, for the purposes of calculations by the equity method, are converted from US dollars (the functional currency of Transchile) to Reais based on the exchange rate at last quoted day of the year, since Cemig’s functional currency is the Real.  Foreign currency differences are recognized in Other comprehensive income and presented in equity.  Since January 1, 2009, the date of the application by the Company of the IAS 21 – Effects of changes in the exchange rate and of conversion of financial statements, these differences have been recognized in Valuation adjustments to Equity.

4.          CONCESSIONS AND THE EFFECTS OF PROVISIONAL MEASURE 579 OF SEPTEMBER 11, 2012 (ENACTED AS LAW 12783 OF JAN. 11, 2013)

Cemig and its subsidiaries hold the following concessions, from Aneel:

	Location	Date of concession or authorization	Date of expiry
GENERATION
Hydroelectric plants
São Simão	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara (1)	Rio Grande	08/1963	08/2013
Miranda	Rio Araguari	12/1986	12/2016
Três Marias	Rio São Francisco	04/1958	07/2015
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Aimorés	Rio Doce	07/2000	12/2035
Salto Grande	Rio Santo Antônio	10/1963	07/2015
Funil	Rio Grande	10/1964	12/2035
Queimado	Rio Preto	11/1997	01/2033
Itutinga	Rio Grande	01/1953	07/2015
Camargos	Rio Grande	08/1958	07/2015
Porto Estrela	Rio Santo Antônio	05/1997	07/2032
Igarapava	Rio Grande	05/1995	12/2028
Piau	Rio Piau / Pinho	10/1964	07/2015
Gafanhoto	Rio Pará	09/1953	07/2015
Cachoeirão PCH	Rio Manhuaçu	07/2000	07/2030
Santo Antônio	Rio Madeira	06/2008	06/2043
Baguari	Rio Doce	08/2006	08/2041
Pipoca PCH	Rio Manhuaçu	09/2001	09/2031
Others	Various	Various	Various

Wind farms (2)
Morro do Camelinho	Gouveia – Minas Gerais	03/2000	01/2017
Praias do Parajuru	Beberibe – Ceará	09/2002	08/2029
Volta do Rio	Acaraú – Ceará	12/2001	08/2034
Praia de Morgado	Acaraú – Ceará	12/2001	08/2034

Thermal plants
Igarapé	Juatuba – Minas Gerais	01/2001	08/2024
Ipatinga	Ipatinga – Minas Gerais	11/2000	12/2014
Barreiro	Belo Horizonte – Minas Gerais	02/2002	04/2023

Projects in progress
Small hydro plants (PCHs)
Dores dos Guanhães PCH	Rio Guanhães	11/2002	11/2032
Fortuna II PCH	Rio Guanhães	12/2001	12/2031
Senhora do Porto PCH	Rio Guanhães	10/2002	10/2032
Jacaré PCH	Rio Guanhães	10/2002	10/2032

TRANSMISSION
National grid	Minas Gerais	07/1997	07/2015
Substation: Itajubá	Minas Gerais	10/2000	10/2030

DISTRIBUTION
North	Minas Gerais	04/1997	02/2016
South	Minas Gerais	04/1997	02/2016
East	Minas Gerais	04/1997	02/2016
West	Minas Gerais	04/1997	02/2016

(1) The extension of the concession specified in the concession contract is not included in these figures. See details in this Note.

(2) Permission to operate the activity of wind power generation is given by means of authorizations.

Generation concessions

In the generation business, the Company, as well as selling electricity through auctions to distributors in the Regulated Market, also sells electricity to Free Consumers in the Free Market (Ambiente de Contratação Livre, or ACL).

In the Free Market, electricity is traded by generation concession holders, Small Hydro Plants (PCHs), self-producers, traders, and importers of electricity.

Free Consumers are those that have demand of more than 3MW at a voltage of 69kV or higher, or at any voltage if their supply began after July 1995.

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

Transmission concessions

Under its transmission concession contracts, Cemig is authorized to charge the Tariff for Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). These tariffs are adjusted annually on the same date as the adjustments of the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of the holders of transmission concessions. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The service of transport of large quantities of electricity for long distances, in Brazil, is provided by a network of transmission lines and substations operating at a voltage of 230kV or higher, referred to technically as the Basic Grid (Rede Básica), or National Grid.

Any agent of the electricity sector that produces or consumes electricity has the right to use the Basic Grid, as does the consumer, provided certain technical and legal requirements are met. This is referred to as Open Access, and in Brazil is guaranteed by law and by the regulator, Aneel.

The payment for use of transmission service also applies to generation provided by Itaipu Binacional, the company operating the Itaipu plant on the borders of Brazil and Paraguay. However, due to the legal characteristics of that plant, the corresponding charges are assumed by a number of holders of distribution concessions that hold quotas of its output.

For the newer transmission concessions – granted after the year 2000, the portion of the assets that will not be used up during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

Transmission concessions renewed under Law 12783/2013

For the older transmission concessions, granted before the year 2000, renewals have been applied for as from January 1, 2013 in accordance with Law 12783, under which the assets are the property of the Concession-granting power, and the Company is remunerated, as from 2013, for the operation and maintenance of these assets.

Distribution concessions

The Company does not have obligations to make payment in compensation for commercial operation of the distribution concessions, but it is required that standards of quality, and investments made, in accordance with the concession contract, are complied with.

The concession contracts, and the Brazilian legislation, establish a mechanism of maximum prices that allows for three types of adjustment to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year the Company has the right to request the annual adjustment, the purpose of which is to compensate for the effects of inflation on the tariffs, and allow for certain changes in costs that are outside the Company’s control to be passed through to clients – for example the cost of electricity purchased for resale, and sector charges, including charges for the use of the transmission and distribution facilities.

Also, Aneel makes a Periodic Review of tariffs every five years, which aims to identify changes in the Company’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the Company’s consumers.

The Company also has the right to request an extraordinary review of tariffs, in the event that any unforeseen development significantly alters the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of Aneel, although there are pre-established rules for each cycle of revision. Although concession contracts specify that the Company’s economic and financial balance shall be maintained, it cannot be guaranteed that Aneel will set tariffs that appropriately compensate the Company and that the operational revenue and profit will not be prejudiced by such tariffs.  When the Company requests an annual tariff adjustment, it becomes necessary to prove the resulting financial impact of these events on operations.

Under the distribution concession contracts, the Company is authorized to charge its consumers a tariff consisting of two components: (1) One part relating to electricity purchased for resale, charges for use of the transmission grid, and charges for use of the distribution system that are not under its control (“Portion A costs”), and (2) a portion relating to operational costs (“Portion B costs”).  Both portions are established as part of the original concession, for specific initial periods. Subsequently to the initial periods, and at regular intervals (as described above), Aneel reviews the Company’s costs, for the purpose of determining the adjustment for inflation (or a similar adjustment factor) – known as the Scalar adjustment – to the Portion B costs for the subsequent period. This review can result in a scalar adjustment that is positive, or zero, or negative.

Provisional Measure 579 (Federal Law 12783)

On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (‘PM 579’), subsequently approved by Congress and sanctioned as Law 12,783 of January 11, 2013, which makes provisions governing: electricity generation, transmission and distribution concessions; reduction of the sector charges; and provisions for reduction of tariffs.

With PM 579, the government aimed to close the debate on whether extending the electricity concessions referred to by Articles 17, §5º, 19 and 22 of Law 9074 (of July 7, 1995) and which have expiry dates as from 2015, can be extended, under the terms set out in that Law and in the respective Concession Contracts; or whether they will be put out to tender.

PM 579, when dealing with the extensions of concessions for electricity distribution, transmission and generation covered by the articles listed above, imposed new conditions on the concession holders for extension: they allowed extension for a period of 30 years, provided that (i) the expiry dates of those concessions were brought forward, and (ii) concession holders would sign Amendments to their Concession Contracts with the Concession-granting Power, establishing the new conditions.

The extension referred to in the Provisional Measure also depends on express acceptance by the concession holder of the criteria for remuneration, electricity allocation, and quality standards contained in PM 579; and PM 579 also specifies that indemnity for assets not yet amortized or depreciated will be based on the New Replacement Value (Valor Novo de Reposição, or VNR).

Also, concessions not extended under MP 579 will remain with their present holders on the present conditions, and will be tendered (by auction or competition), for 30 years, at the end of each concession contract.

In keeping with the timetable set by PM 579, Mining and Energy Ministry (MME) Ministerial Orders 578 and 579, of October 31, 2012, set out the initial tariffs for the hydroelectric plants covered by PM 579, and also the initial electricity transmission revenues governed by its Article 6, applying to cases where the extension of the concession is brought forward.

On November 1, 2012, Joint Ministerial Order 580 of the Mining and Energy and Finance Ministries laid down the values of indemnities to be paid to holders of generation and transmission contracts that opt to accept early extension of their concessions.  It should be emphasized that the amounts of indemnity for transmission that have been published are partial, and do not include the indemnity legislated for the assets dating from before June 2000.

In response to the circumstances created by PM 579, the Company’s Board of Directors made the following decisions in relation to renewal of concessions:

Electricity generation

The Company opted not to renew the electricity generation concessions for the power plants listed below, which are included in Concession Contract 007/97–Cemig Geração:

Generating plant	Concession expiry date	Installed capacity (MW)	Net value of assets based on historic cost at December 31, 2013	Net value of assets based on deemed cost at December 31, 2013
Hydroelectric Plants
Três Marias	Jul. 2015	396.00	48	409
Volta Grande	Feb. 2017	380.00	26	66
Salto Grande	Jul. 2015	102.00	13	41
Itutinga	Jul. 2015	52.00	4	9
Camargos	Jul. 2015	46.00	6	21
Small Hydro Plants
Piau	Jul. 2015	18.01	2	10
Gafanhoto	Jul. 2015	14.00	2	15
Peti	Jul. 2015	9.40	2	9
Tronqueiras	Jul. 2015	8.50	2	13
Joasal	Jul. 2015	8.40	1	9
Martins	Jul. 2015	7.70	-	3
Cajuru	Jul. 2015	7.20	4	1
Paciência	Jul. 2015	4.08	1	5
Marmelos	Jul. 2015	4.00	1	6
Dona Rita	Jul. 2015	2.41	-	-
Sumidouro	Jul. 2015	2.12	2	1
Anil	Jul. 2015	2.08	-	-
Poquim	Jul. 2015	1.41	2	4
		1,065.31	116	623

Note: Note: The amounts for the deemed cost were recorded at the time of adoption of the new accounting rules in accordance with IFRS, on January 1, 2009. The difference between the amount of the deemed cost and the historic cost is posted directly in a specific line of the Company’s equity, without this initial reporting having an effect on the Company’s reported profit.

For the concessions of Jaguara plant, the concession of which expired in August 2013, and São Simão and Miranda plants, which have expiry dates in January 2015 and December 2016, respectively, the Company believes that it has the right to extend the concessions on the conditions prior to MP 579, under clauses existing in those contracts and under Article 19 of Law 9074/1995.The historic balances of the assets of these plants on December 31, 2013 totaled R$ 990; and on the basis of deemed cost, used in the adoption of IFRS, totaled R$ 1,196. The concession contract states that Cemig GT shall have the right to indemnity of the assets that have not been depreciated at the end of the concessions, which in the company’s interpretation will take place after the extension mentioned in the previous paragraph.

As specified in the concession contract for the Jaguara Plant, the Company applied for renewal of the concession. The Mining and Energy Ministry, by a Dispatch of May 3, 2013, refused the Company’s application, on the grounds that the application was made outside the time limits set by Law 12,783/13.

On June 20, 2013, Cemig GT obtained an interim injunction in its application to the Higher Appeal Court (Superior Tribunal de Justiça, or STJ) for an order of mandamus against the decision of the Mining and Energy Ministry not to entertain the application for extension of the period of concession of the Jaguara hydroelectric plant (424MW capacity, with average 336 MW assured energy), which was to expire on August 28, 2013. The interim remedy ensured that Cemig GT will continue to operate the concession for the Jaguara plant until final judgment in the action.

On August 30, 2013 the Higher Appeal Court (STJ) granted an interim injunction to Cemig GT in Cemig GT’s further application for an order of mandamus against the more recent decision by the Mining and Energy Ministry which, in a dispatch published on August 23, refused, after consideration on its merits, the application by Cemig GT for extension of the concession of the Jaguara Hydroelectric Plant under Concession Contract 007/97. This interim injunction gives Cemig GT the right to remain in control of the Jaguara Hydroelectric Plant, commercially operating the public service concession granted to it, until final judgment of the case.

The Company has continued to record the operational revenues, costs and expenses of the plant in accordance with its accounting policies, since it remains in control of the assets.

This decision is preliminary in nature – it does not represent a decision on the merits, which are yet to be argued, and will be subject of judgment by the STJ at a later date.

Electricity transmission

The book value of the financial assets relating to contract 006/97, calculated at historic cost, was R$ 606 on December 31, 2013. The indemnity specified in Interministerial Order 580 (of November 1, 2012) for the Company’s post-June-2000 transmission assets is R$ 285. As mentioned above, no value for indemnity for the transmission assets prior to June 2000 has yet been disclosed.

Since the Company, under the criteria specified in Law 12,783 of January 11, 2013, has the right to indemnity of the total of the assets not yet depreciated, and Aneel has not yet published the actual amount of the indemnity, the Company has estimated the amounts of the indemnity, using as a reference Aneel Normative Resolution 589 of December 10, 2013, which set the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transaction facilities. These were excluded from the Valuation Report on the goods and facilities: software; hardware; administrative real estate properties; administrative buildings, civil works and improvements; administrative machines and equipment; vehicles; furniture and utensils.

The total indemnity estimated by the Company (assets prior to and subsequent to June 2000) is R$ 819.

The difference between the book value ascertained by the historic cost and the estimated value of indemnity based on the VNR was posted by the Company as a gain in the amount of R$ 192 in the 2012 Statement of income, and in 2013 this amount was reduced by R$ 21 due to adjustments arising from compliance with the requirements of Aneel Normative Resolution 589/13.

The announced indemnity of R$ 285 for the transmission assets subsequent to June 2000 was received in January 2013. It has been specified that the indemnity for the remaining portion, in the estimated amount of R$ 534, will be received over a period of 30 years, in accordance with criteria yet to be decided by the Concession-granting power.

Electricity distribution

In compliance with PM 579, on October 15, 2012 Cemig advised Aneel of its interest in extending the electricity distribution contracts which in the Company’s view were within the criteria of the PM, without prejudice to any rights specified in the law into which Congress might convert the Provisional Measure.

As mentioned above, renewals of the concession contracts for public electricity distribution services were applied for. These concessions were regulated by the following Distribution Concession Contracts: CEMIG Norte 002/97, CEMIG Sul 003/97, CEMIG Leste 004/97 and CEMIG West 005/97, all dated July 10, 1997, all made under DNAEE Ministerial Order 130 of April 17, 1997, published in the federal Official Gazette of April 22, 1997 and extended by Ministerial Order 125 of April 17, 1997, issued by the Mining and Energy Ministry, published in the federal Official Gazette of April 22, 1997.

The expiry dates of the distribution concessions of Cemig D, which will be extended for 30 years, are in February 2016.

Concessions payable

In obtaining the concessions for construction of certain generation projects, the Company undertook to make payments to Aneel, over the period of validity of the contract, as compensation for the commercial operation. The information on the concessions, and the amounts to be paid, is as follows:

Project	Nominal value in 2013	Present value in 2013	Amortization period	Updating indexor
Porto Estrela (Consortium)	396	142	08/2001 to 07/2032	IGP-M
Irapé	33	12	03/2006 to 02/2035	IGPM
Queimado (Consortium)	9	3	01/2004 to 12/2032	IGPM
Baguari	8	2	09/2009 to 09/2042	IPCA
Various PCHs and Hydro Plants (1)	4	4	06/2013 to 07/2015	IPCA
Salto Morais PCH	-	-	06/2013 to 07/2020	IPCA
Rio de Pedras PCH	1	1	06/2013 to 09/2024	IPCA
Various PCHs (2)	4	3	06/2013 to 08/2025	IPCA

(1) Anil, Cajuru, Camargos, Gafanhoto, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Poquim, Sumidouro, Tronqueiras;

(2) Luiz Dias, Poço Fundo, São Bernardo, Xicão.

The concessions to be paid to the concession-granting power provide for monthly portions with different values over time. For the purposes of accounting and recognition of costs, due to the understanding that they represent an Intangible Asset related to the right of commercial operation, they are recorded as from the date of signature of the contracts at the present value of the payment obligation.

This table gives additional information about payments made and future payments:

Project	Amounts paid in 2013	Present value of amounts to be paid in 12 months	Nominal value of amounts to be paid in 12 months
Porto Estrela (Consortium)	15	15	16
Irapé	1	1	2
Queimado (Consortium)	1	1	1
Various PCHs and Hydro Plants (1)	2	2	3

(1) Anil, Cajuru, Camargos, Gafanhoto, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Poquim, Sumidouro, Tronqueiras;

The rate used by Cemig for discounting of its liabilities to present value is 12.50% and 5.10% (Small hydro plants (PCHs) and conventional hydroelectric plants), represent the average funding rates on usual conditions on the date of the transition to IFRS, and on the grant of the new concessions of the PCHs and Hydro Plants, respectively.

5.              OPERATIONAL SEGMENTS

The operational segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity.

The Company also operates in gas, telecommunications and in other businesses, which have a smaller impact on the results of its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

These tables show the operational costs and expenses for 2013 and 2012 in consolidated form:

INFORMATION BY SEGMENT. 2013
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	10,224	3,452	13,688	328	577	3,091	(1,546)	29,814
ADDITIONS TO (REDUCTION IN) THE SEGMENT	520	(1,600)	884	-	-	23	-	(173)

NET REVENUE	5,253	277	9,206	114	-	96	(319)	14,627

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Electricity purchased for resale	(1,294)	-	(4,089)	-	-	-	176	(5,207)
Charges for the use of the national grid	(264)	-	(410)	-	-	-	99	(575)
Total operational costs, Electricity	(1,558)	-	(4,499)	-	-	-	275	(5,782)

Operational costs and expenses
Personnel	(215)	(103)	(894)	(14)	-	(58)	-	(1,284)
Employees’ and managers’ profit shares	(40)	(19)	(146)	(2)	-	(14)	-	(221)
Post-retirement liabilities	(27)	(13)	(119)	-	-	(17)	-	(176)
Materials	(64)	(5)	(53)	(1)	-	-	-	(123)
Outsourced services	(153)	(40)	(721)	(21)	-	(21)	39	(917)
Depreciation and amortization	(371)	-	(416)	(31)	-	(1)	(5)	(824)
Royalties for use of water resources	(131)	-	-	-	-	-	-	(131)
Operational provisions (reversals)	(37)	(18)	(275)	-	-	25	-	(305)
Construction costs	-	(91)	(884)	-	-	-	-	(975)
Other operational expenses, net	(81)	(31)	(328)	(19)	-	(38)	4	(493)
Total cost of operation	(1,119)	(320)	(3,836)	(88)	-	(124)	38	(5,449)

TOTAL COSTS AND EXPENSES	(2,677)	(320)	(8,335)	(88)	-	(124)	313	(11,231)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	2,576	(43)	871	26	-	(28)	(6)	3,396
Gain (loss) in subsidiaries by equity method	75	484	113	(20)	91	15	6	764
Gain on disposal of investment	-	(94)	-	-	-	378	-	284
Unrealized profit on disposal of investment	-	-	-	-	-	(81)	-	(81)
Financial revenue	228	94	453	6	-	104	-	885
Financial expenses	(288)	(226)	(647)	(4)	-	(29)	-	(1,194)
PRETAX PROFIT	2,592	214	791	9	91	358	-	4,054
Income tax and Social Contribution tax	(726)	79	(187)	(6)	-	(110)	-	(950)
NET PROFIT FOR THE PERIOD	1,866	293	604	3	91	248	-	3,104

INFORMATION BY SEGMENT, 2012
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
ASSETS	8,896	7,229	12,885	320	508	3,581	(849)	32,570
ADDITIONS TO (REDUCTION IN) THE SEGMENT	137	107	1,229	-	-	-	-	1,473
	-
REVENUE	4,238	657	9,504	114	-	74	(450)	14,137

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Electricity purchased for resale	(735)	-	(4,180)	-	-	-	232	(4,683)
Charges for the use of the national grid	(275)	-	(794)	-	-	-	187	(882)
Total operational costs, Electricity	(1,010)	-	(4,974)	-	-	-	419	(5,565)

Operational costs and expenses
Personnel	(180)	(105)	(831)	(15)	-	(43)	-	(1,174)
Employees’ and managers’ profit shares	(40)	(19)	(164)	(1)	-	(14)	-	(238)
Post-retirement liabilities	(20)	(10)	(94)	-	-	(10)	-	(134)
Materials	(14)	(6)	(52)	-	-	(1)	-	(73)
Outsourced services	(145)	(42)	(695)	(19)	-	(33)	27	(907)
Depreciation and amortization	(333)	-	(393)	(32)	-	-	(6)	(764)
Royalties for use of water resources	(185)	-	-	-	-	-	-	(185)
Operational provisions (reversals)	(1)	(1)	(268)	-	-	(400)	-	(670)
Construction costs	-	(107)	(1,229)	-	-	-	-	(1,336)
Other operational expenses, net	(91)	(24)	(307)	(18)	-	(42)	-	(482)
Total cost of operation	(1,009)	(314)	(4,033)	(85)	-	(543)	21	(5,963)

TOTAL COSTS AND EXPENSES	(2,019)	(314)	(9,007)	(85)	-	(543)	440	(11,528)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	2,219	343	497	29	-	(469)	(10)	2,609
Gain (loss) in subsidiaries by equity method	(12)	719	103	(23)	55	13	10	865
Financial revenue	105	38	289	10	-	2,482	-	2,924
Financial expenses	(325)	(253)	(574)	(5)	-	(137)	-	(1,294)
PRETAX PROFIT	1,987	847	315	11	55	1,889	-	5,104
Income tax and Social Contribution tax	(571)	(37)	(20)	(6)	-	(198)	-	(832)
NET PROFIT FOR THE PERIOD	1,416	810	295	5	55	1,691	-	4,272

INFORMATION BY SEGMENT. 2011
DESCRIÇÃO	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	12,305	866	11,628	366	512	4,469	(525)	29,621
ADDITIONS TO (REDUCTION IN) THE SEGMENT	914	57	1,175	-	68	-	-	2,214

NET REVENUE	3,694	432	8,510	118	-	43	(404)	12,393

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Electricity purchased for resale	(587)	-	(2,936)	-	-	-	193	(3,330)
Charges for the use of the national grid	(263)	-	(672)	-	-	-	187	(748)
Total operational costs, Electricity	(850)	-	(3,608)	-	-	-	380	(4,078)

Operational costs and expenses
Personnel	(176)	(103)	(770)	(12)	-	(43)	-	(1,104)
Employees’ and managers’ profit shares	(35)	(17)	(148)	(2)	-	(17)	-	(219)
Post-retirement liabilities	(19)	(9)	(87)	-	-	(9)	-	(124)
Materials	(12)	(5)	(64)	-	-	-	-	(81)
Outsourced services	(126)	(36)	(681)	(16)	-	(28)	29	(858)
Depreciation and amortization	(367)	-	(384)	(35)	-	-	-	(786)
Royalties for use of water resources	(153)	-	-	-	-	-	-	(153)
Operational provisions (reversals)	(5)	(5)	(158)	(1)	-	3	-	(166)
Construction costs	-	(57)	(1,175)	-	-	-	-	(1,232)
Other operational expenses, net	(58)	(22)	(205)	(16)	-	(21)	(5)	(327)
Total cost of operation	(951)	(254)	(3,672)	(82)	-	(115)	24	(5,050)

TOTAL COSTS AND EXPENSES	(1,801)	(254)	(7,280)	(82)	-	(115)	404	(9,128)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,893	178	1,230	36	-	(72)	-	3,265
Gain (loss) in subsidiaries by equity method	(8)	488	102	(14)	68	(97)	-	539
Financial revenue	172	75	310	8	-	187	-	752
Financial expenses	(425)	(319)	(526)	(5)	-	(117)	-	(1,392)
PRETAX PROFIT	1,632	422	1,116	25	68	(99)	-	3,164
Income tax and Social Contribution tax	(398)	(24)	(294)	(8)	-	(25)	-	(749)
NET PROFIT FOR THE PERIOD	1,234	398	822	17	68	(124)	-	2,415

6.              CASH AND CASH EQUIVALENTS

	Consolidated
	2013	2012 restated	01/01/2012 restated

Bank accounts	75	73	88
Cash investments
Bank certificates of deposit	1,893	1,785	1,762
Overnight (Repos)	228	-	-
Other	6	61	254
	2,127	1,846	2,016
	2,202	1,919	2,104

Cash investments are transactions carried out with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market conditions and rates. All the transactions are liquid, promptly convertible into a known amount of cash, are subject to insignificant risk of change in value, and have no restrictions on use. Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), with fixed or floating rates, are remunerated at a percentage (varying from 70% to 110%) of the CDI rate (Interbank Rate for Certificates of Deposit – Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). Repo transactions state, in their trading notes, the Bank’s commitment to repurchase the security, at sight, on the maturity date of the transaction, or earlier, at the Company’s option.

As a means for efficient cash flow management of the companies investing in the Company’s Funds, part of the net asset value of these Funds is allocated in overnight repo transactions – short-term cash investments, with availability for redemption on the day following the date of investment. These are usually backed by treasury bills, notes or bonds and referenced to a pre-fixed rate; their purpose is to settle obligations of the unit holders of the Fund or to be used in the purchase of other assets with better remuneration to replenish the portfolio.

The Company’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities are given in Explanatory Note 29 to the consolidated financial statements.

7.              SECURITIES

Securities refers to financial investments in transactions contracted with Brazilian financial institutions, and international financial institutions with branch offices in Brazil, for market prices and conditions.

	Consolidated
	2013	2012 restated	01/01/2012 restated
Cash investments
Current
Bank certificates of deposit	196	378	356
Financial Notes – Banks	504	221	-
Treasury Financial Notes (LFTs)	38	-	-
Debentures	170	56	-
Other	25	2	-
	933	657	356
Non-current
Bank certificates of deposit	-	7	-
Financial Notes – Banks	89	77	-
Debentures	-	2	-
Other	1	13	-
	90	99	-
	1,023	756	356

Classification of these securities in accordance with the categories specified in Brazilian accounting rules is presented in Explanatory Note 29.

8.              CONSUMERS AND TRADERS

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 90 days past due	2013	2012 restated	01/01/2012 restated
Invoiced supply	900	346	480	1,726	1,769	1,726
Supply not yet invoiced	512			512	514	499
Wholesale supply to other concession holders	372	52	15	439	311	241
(–) Allowance for doubtful accounts	-	-	(585)	(585)	(515)	(337)
	1,784	398	(90)	2,092	2,079	2,129

Current assets				1,912	1,858	2,067
Non-current assets				180	221	62

The Company’s exposure to credit risk related to Consumers and traders is given in Explanatory Note 29.

The provision for the allowance for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

	2013	2012 restated	01/01/2012 restated
Residential	147	135	118
Industrial	299	251	84
Commercial. services and others	84	81	81
Rural	19	18	18
Public authorities	10	4	5
Public illumination	11	12	14
Public service	10	10	12
Other	5	4	5
	585	515	337

Changes in the provision for doubtful receivables in 2013 and 2012 were as follows:

	01/01/2012 restated	New provisions	Reversals	2012 restated	New provisions	Written off	2013
Allowance for doubtful receivables	337	227	(49)	515	121	(51)	585

9.              RECOVERABLE TAXES

	Consolidated
	2013	2012 restated	01/01/2012 restated
Current
ICMS tax recoverable	115	115	102
PIS and Pasep taxes	47	7	11
Cofins tax	314	88	112
Other	5	7	4
	481	217	229
Non-current
ICMS tax recoverable	249	223	203
PIS and Pasep taxes	23	29	13
Cofins tax	108	139	65
Other	2	1	-
	382	392	281
	863	609	510

The credits of the PIS, Pasep and Cofins taxes arise mainly from acquisitions of property, plant and equipment, and can be offset over 48 months.

The Company challenged the legality of § 1 of Article 3 of Law 9718 of November 27, 1998, in its expansion of the taxable calculation base for the Pasep and Cofins taxes on financial revenue and other non-operational revenues, for the period 1999 through January 2004, and final judgment against which there is no further appeal has been given in the Company’s favor.

As a consequence, authorization was given for the transfer of the credit to the Company’s subsidiaries Cemig GT and Cemig D, in the respective percentages of 48.07% and 51.93% of the total claimed, both being able to offset other federal taxes. Thus, a gain of R$ 151 was recognized in the profit of Cemig GT, and R$ 163 in the profit of Cemig D. Both were accounted in December 2013.

The recoverable ICMS tax credits in Non-current assets arise from acquisitions of property, plant and equipment and can be applied against taxes payable in 48 months.

The transfer to Non-current assets was made in accordance with estimates by Management of the amounts which will likely be realized by December 2014.

10.     INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)Income tax and Social Contribution tax recoverable

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2013, which will be offset against federal taxes payable, to be calculated for the year 2014, posted in Taxes.

	Consolidated
	2013	2012 restated	01/01/2012 restated
Current
Income tax	181	171	103
Social Contribution tax	68	58	32
	249	229	135
Non-current
Income tax	168	25	17
Social Contribution tax	10	3	2
	178	28	20
	427	257	155

b)Deferred income tax and Social Contribution tax

Cemig and its subsidiaries have tax credits for income tax, constituted at the rate of 25.00%, and the Social Contribution tax, constituted at the rate of 9.00%, as follows:

	Consolidated
	2013	2012 restated	01/01/2012 restated

Tax credits
Tax loss carryforwards	259	286	338
Provisions	104	83	96
Post-retirement liabilities	558	616	403
Allowance for doubtful receivables	201	178	124
Taxes payable – suspended liability (1)	179	179	179
Paid concession	67	65	62
“Portion A” items Variation Compensation Account (‘CVA’) (2)	106	168	-
Other	43	26	45
Total	1,517	1,601	1,247

Deferred obligations
Funding cost	(4)	(5)	(4)
Foreign exchange variations	-	(20)	(18)
Deemed cost	(335)	(385)	(442)
Adjustment to present value	(84)	(84)	(80)
“Portion A” items Variation Compensation Account (‘CVA’) (2)	-	-	(82)
Borrowing costs. capitalized	(41)	(27)	(21)
Income tax not redeemed – Presumed Profit method	(2)	(2)	(2)
Transmission assets: Indemnity gain	(85)	(81)	-
Updating of financial asset	(1)	-	-
Total	(552)	(604)	(649)
Total. net	965	997	598

Total assets	1,221	1,304	931
Total liabilities	(256)	(307)	(333)

(1) Refers to court escrow deposit relating to PIS, Pasep and Cofins taxes applicable to amounts of ICMS tax.

(2) Adjustment arising from Law 11638/2007 – Transition Tax Regime (RTT), due to adoption of IFRS.

The changes in Deferred income tax and Social Contribution tax were as follows:

Consolidated
Balance on January 1. 2012	598
Effects allocated to Statement of income	204
Effects allocated to Statement of comprehensive income	192
Realized	3
Balance on December 31. 2012	997
Effects allocated to Statement of income	43
Effects allocated to Statement of comprehensive income	(90)
Realized	15
Balance on December 31. 2013	965

The Board of Directors, in a meeting held on March 13, 2014, approved a technical study prepared by the Chief Financial Officer’s Department, on the forecast for the Company’s future profitability. This study evidences the Company’s capacity to realize the Deferred tax asset, over a maximum period of 10 years.

Under the current Brazilian tax legislation deductible temporary differences and accumulated tax losses do not expire by limitation of time. Deferred tax assets have been recognized in relation to these items, because it is probable that the future taxable profits will be available for the company to be able to use for the benefits of these items.

According to the individual estimates of the Company and its subsidiaries, the future taxable profits enable the Deferred tax asset existing on December 31, 2013 to be realized, as follows:

Consolidated
2014	280
2015	326
2016	148
2017	157
2018 and 2019	264
2020 and 2021	199
2022 and 2023	143
1,517

c)Reconciliation of the expense on income tax and Social Contribution tax

This table reconciles the nominal expense on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

	Consolidated
	2013	2012 restated	2011 restated

Profit before income tax and Social Contribution tax	4,054	5,104	3,164
Income tax and Social Contribution tax – nominal expense	(1,378)	(1,735)	(1,076)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method	232	294	-
Interest on Equity	181	578	135
Interest on Equity received from investees	(45)	(24)	24
Non-deductible contributions and donations	(11)	(9)	(7)
Tax incentives	39	33	28
Tax credits not recognized	4	-	(2)
Difference between Presumed Profit and Real Profit	29	24	22
Cemig/Minas Gerais State settlement for TUSD ICMS case	-	(3)	-
Recognition of credits on tax loss carry forwards	-	-	120
Excess on reactive power and demand levels	(10)	-	-
Other	9	10	7
Income tax and Social Contribution – effective gain (expense)	(950)	(832)	(749)
Effective rate	23.44%	16.30%	23,67%

Current tax	(994)	(1,035)	(994)
Deferred tax	44	203	245

Provisional Measure 627/13

After the publication of Law 11638/07, which altered Law 6404/76 (the “Brazilian Corporate Law”), to harmonize Brazilian accounting standards with IFRS, Law 11941/09 was published, instituting the Transition Taxation Regime (RTT), which was to be optional for the calendar years 2008 and 2009, and obligatory as from calendar year 2010.

The RTT was instituted for the purpose of providing tax neutrality for the changes put into effect by Law 11638/07, which changed the criterion for recognizing revenues, costs and expenses calculated in ascertaining the net profit for the year. It defined, as the basis for the calculation of corporate income tax, Social Contribution tax and the PIS, Pasep and Cofins taxes, the methods and criteria established in Law 6404/76, in effect in December 2007, until the Brazilian tax authorities could properly take into account all the accounting changes occurring, and their respective tax impacts.

On November 12, 2013 Provisional Measure 627 was published. Its purpose is to adapt the tax legislation to the Brazilian Corporate Law legislation and to the accounting rules, extinguishing the RTT in the calendar year 2015 and establishing a new form of calculation of corporate income tax and the Social Contribution tax, based on the adjustments to be made in tax records. Among other matters, it also makes provisions on the calculation base for the PIS, Pasep and Cofins taxes, and on taxation of equity gain arising from profits made by an intermediary of a company controlled outside Brazil.

In terms of its procedures, the Company sees the following as the main points of the Provisional Measure:

■              Retrospective calculation of taxes on any excess distribution of profits calculated in the period 2008 through 2014 in accordance with IFRS, in the comparison with the new fiscal criteria, either through dividends or through Interest on Equity ( – though retrospective treatment does not apply in the event of early adoption of the effects of the Provisional Measure in 2014).

■              Goodwill: A new form of dealing with the price for acquisitions of stockholding interests, with reporting of added value and premium, and new treatment of amortization and tax deduction.

■              Concept of gross revenue for the PIS and Cofins taxes: Broadening of the concept, to take into account, as well as revenue from goods and services, all and any revenue resulting from the principal activity or object of the legal entity.

It should also be noted, meanwhile, that more than 530 proposals have been filed for amendment to this Provisional Measure – so there could be profound changes to the original text before it is, in the future, converted into a Law.

In this context, the Company is currently making a specific study of the points outlined above and the other alternatives in the federal tax legislation.

A conclusion on the question of opting for early adoption of the new rules in 2014 will also depend on the actual final text of the new Law when it is passed by Congress – and also whatever regulations the Brazilian Federal Revenue Service may issue on its formalization. However, Cemig’s management, based on this option specified in the Provisional Measure, does not expect significant retrospective effects in the Company’s financial statements, at the date of this financial statements.

11.     ESCROW DEPOSIT IN LITIGATION

These payments are mainly for legal actions relating to employment-law contingencies and tax obligations.

The most important escrow deposits for tax obligations refer to income tax withheld at source on Interest on Equity, and the Pasep and Cofins taxes – in actions seeking to exclude the ICMS tax itself from the calculation base of the Pasep and Cofins taxes.

	Consolidated
	2013	2012 restated	01/01/2012 restated

Employment law cases	282	238	207

Tax issues
Income tax on Interest on Equity	15	15	14
ITCD tax (a)	-	120	116
Pasep and Cofins tax (b)	720	719	719
Other	97	50	39
	832	904	888

Other
Regulatory	35	33	34
Third party	10	8	28
Consumer relations	5	2	13
Court embargo	13	110	95
Other	3	6	11
	66	159	181
	1,180	1,301	1,276

(a) The Company received this amount duly updated, corresponding to the deposit related to the contingency in a dispute on the ITCD (death duties and donations) tax, after the Company obtained final judgment in its favor (against which there is no further appeal) in a legal action which questioned applicability of that tax to amounts received as financial contributions by a consumer to works being carried out for the purpose of serving that consumer.

(b) The balances of escrow deposits relating to Pasep and Cofins taxes have a corresponding provision in Taxes. See details in Explanatory Note 19.

12.                        ACCOUNTS RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

On November 20, 2012, the government of Minas Gerais State and the Company signed a Commitment Undertaking for the purpose of making it possible to bring forward the full payment of the obligations arising under the CRC contract (the contract under the Earnings Compensation Account or CRC). A discount of approximately 35% was applied updated outstanding balance, for payment at sight by Minas Gerais State directly to the Company.

Under the Undertaking, Minas Gerais State recognized and declared the debt which it owed as a result of the CRC Contract, with face value of R$ 6,283, on base date October 31, 2012, which, after application of the 35% discount, totaled R$ 4,084. This amount was subjected to monetary adjustment and augmented by the interest specified in the CRC Contract up to the date of actual payment, allowing a grace period of up to 30 business days from inflow of the funds in each lending transaction made by Minas Gerais State to make the transaction possible.

On December 31, 2012, interest and monetary adjustment on R$ 4,084 resulted in a total of R$ 4,168, which after deduction of the amount of accounts receivable from the FIDC (R$ 1,785), generated a financial gain of R$ 2,383. This gain was reported in the Statement of income of the 2012 business year.

This table shows the movement of the FIDC in 2012:

Consolidated
Balance on December 31. 2011	1,830
Monetary updating on senior units	72
Monetary updating on subordinated units	80
Injection of funds in subordinated units	55
Amortization of senior units	(197)
Income tax at source. and IOF tax. retained	(55)
Settlement of the FIDC	(1,785)
Balance on December 31. 2012	-

Of the amount received by the Company, the State retained and passed on to the federal government the amount of R$ 403, which was the amount of the settlement in a legal action between Cemig and the federal government relating to the now-extinct CRC Account.

This shows the movement of amounts relating to the CRC Account:

Consolidated

Amount received from the FIDC (Receivables Fund)	1.785
Monetary updating of the contract as per conditions agreed with Minas Gerais State	2.383
Retained by Minas Gerais State to settle Cemig’s litigation with federal government re CRC Account	(403)
Net amounts settled by Minas Gerais State	(1.343)
Balance on December 31. 2012	2.422
Monetary updating of the contract as per conditions agreed with Minas Gerais State	44
Net amounts settled by Minas Gerais State in first quarter of 2013	(2.466)
Balance on December 31. 2013	-

13.     ENERGY DEVELOPMENT ACCOUNT (CDE)

Reimbursment of tariff subsidy payments

The subsidies applicable to tariffs charged to users of public electricity distribution service, which are reimbursed through payments of funds from the Energy Development Account (CDE) to compensate for loss of revenue, under Decree 7891/13, were reported by Cemig D starting in 2013. In 2013, the amount appropriated as incoming subsidies was R$ 488, of which the Company has R$ 136 yet to receive in fact.

Reimbursement of costs of energy purchased

Due to the low level of the reservoirs of the hydroelectric plants and the consequent increase in the price of electricity, with a significant impact on the cost of electricity purchased by distributors of electricity in Brazil, the federal government, through Decree 7945/13, decided to pay funds from the Energy Development Account (CDE) to cover, principally, the costs arising from dispatching of the thermoelectric plants.

These payments were recognized in the Statement of income as a compensation for costs of electricity purchased in the spot market, in the amount of R$ 519. Of the balance of the funds presented in the Statement of Financial position, on December 31, 2013, in the amount of R$ 39, relating to the period November to December 2013, R$ 31 was received in February 2014, and the rest was expected to be received in March 2014.

14.     FINANCIAL ASSETS OF THE CONCESSION

As mentioned in Explanatory Note 2, item 2.6 (g), the distribution and transmission contracts of the Company and its subsidiaries are within the criteria for application of Technical Interpretation IFRC 12, which governs accounting of concessions. These contracts refer to the investment made in infrastructure, which will be the subject of indemnity by the Concession-granting power, during the period and at the end of the concessions, as specified in the regulations of the electricity sector and in the concession contract signed between Cemig and its subsidiaries and Aneel.

Transmission assets

Of the amounts posted in this line, R$ 534 refers to the indemnity specified for the transmission assets relating to concession contract 006/97, formed up to May 2000, with receipt specified for a period of 30 years, the criteria for payment of which have not yet been laid down by the Concession-granting power.

Aneel Normative Resolution 589 of December 10, 2013 laid down the criteria for calculation of the New Replacement Value (Valor Novo de Reposiçã, or VNR) of the transmission facilities, for the purposes of indemnity. The Company advised Aneel of its timetable for delivery of the Valuation Opinion, with date scheduled for July 31, 2014. Aneel will have 30 (thirty) calendar days from the date of receipt of delivery in which to state its acceptance of the Valuation Opinion, and a further 120 (one hundred and twenty) days, from acceptance, for validation of the information and consequent ascertainment of the indemnifiable value.

Note that Normative Resolution 589/13 established that the following goods and facilities are to be excluded from the Valuation Opinion: software; hardware; administrative land sites; administrative buildings, building works and improvements; administrative machines and equipment; vehicles; and furniture and utensils. As a result of this determination the amount to be received was adjusted and the goods transferred to Fixed and intangible assets, in the amount of R$ 28.

It will be the responsibility of the Mining and Energy Ministry to decide the complementary directives in relation to the form and period of payment of the amounts referred in the said Ministerial Order.

The remaining balance relating to the transmission concession refers to the investments that will be remunerated by the Permitted Revenue, as established by Aneel through specific authorizations.

Distribution assets

The process of Tariff Review of the subsidiary Cemig D takes place every five years, through a process of economic evaluation, in which the tariffs of the Company’s distribution concessions in the state of Minas Gerais are decided. Within the process of tariff review, a variable known as the Remuneration Base of Assets (Base Regulatória de Remuneração, or BRR), related to the assets linked to the concessions, is decided.

On March 11, 2013, the Economic and Financial Inspection Management Unit (Superintendência de Fiscalização Econômico Financeira, or SFF) of Aneel, by its Dispatch 689, published the preliminary BRR of Cemig D, in the amount of R$ 5,112. Shortly after the publication of the preliminary BRR, management began discussions with Aneel with the aim of demonstrating, technically, to that Agency the need for the said amount to be reviewed.

On April 5, 2013, in a meeting with the Council of Aneel, the revised BRR of Cemig D, in the amount of R$ 5,512 was homologated.

The Company filed a further appeal to Aneel questioning certain criteria and value of the BRR that was decided on April 5, 2013, since the amounts considered in the revised published BRR, relating principally to expenses made by the Company for the Light for Everyone Program (Programa Luz para Todos, or PLPT) are still substantially lower than those actually incurred in the execution of the program.

In a meeting of the Council of Aneel on December 17, 2013, the Rapporteur Council Member for the administrative appeal by Cemig D in relation to the Remuneration Base for the purposes of the third cycle of the tariff review decided to grant, in part, the request for reconsideration filed by the Company.

In view of this provisional decision by the Rapporteur, Cemig’s management revised the estimates of the impacts of that decision on the BRR and on the composition of the financial and intangible assets of its concessions and concluded, based on its best estimates, in favor of reporting a net financial revenue from updating of the financial asset, in 2013, in the amount of R$ 5.

The balances on financial assets are as follows:

Consolidated	Balance on 2013	2012 balance restated	01/01/2012 restated
Distribution concessions	5,064	4,758	3,118
Transmission concessions
Contract 006/97 – Indemnity receivable	534	827	-
Contract 006/97 – Assets remunerated by tariff	200	131	708
Contract 079/00 – Assets remunerated by tariff	45	47	50
	779	1,005	758
Total	5,843	5,763	3,876

Current assets	2	288	42
Non-current assets	5,841	5,475	3,834

The changes in financial assets are as follows:

	Transmission	Distribution	Consolidated
Balance on January 1. 2012	758	3,118	3,876
Additions	300	1,710	2,010
Written off	(2)	(70)	(73)
Transfers	(50)	-	(50)
Balance on December 31. 2012	1,006	4,758	5,763

Additions	91	-	91
Written off	(1)	(18)	(18)
Normative Resolution 589/13: Reversal of provision for adjustment	24	-	24
Transfers	(52)	319	267
Amounts received	(289)	-	(289)
Monetary updating	-	5	5
Balance on December 31. 2013	779	5,064	5,843

15.  INVESTMENTS

This table gives a summary of the financial information on the subsidiaries, affiliated companies and jointly-controlled enterprises. The information presented below has been adjusted by the percentage of the Company’s equity interest in each item.

	Consolidated
	2013	2012 restated	01/01/2012 restated
Cemig Geração e Transmissão
Hidrelétrica Cachoeirão	34	32	27
Guanhães Energia	68	20	10
Hidrelétrica Pipoca	25	20	20
Madeira Energia	643	428	166
Lightger	40	40	39
Baguari Energia	200	194	198
EBTE	-	154	144
Central Eólica Praias de Parajuru	61	60	62
Central Eólica Volta do Rio	78	74	82
Central Eólica Praias de Morgado	61	62	64
Taesa	-	2,251	2,060
Amazônia Energia	311	203	105
Light	1,190	1,104	1,158
Taesa	2,249	-	-
Ativas Data Center	4	-	-
Gasmig	577	508	445
Epícares Empreendimentos e Participações Ltda	103	-	-
Companhia Transleste de Transmissão	29	27	24
Companhia Transudeste de Transmissão	14	14	13
Companhia Transirapé de Transmissão	14	12	10
Transchile	55	48	43
Companhia de Transmissão Centroeste de Minas	18	21	21
Empresa Paraense de Transmissão de Energia (ETEP)	-	132	132
Empresa Norte de Transmissão de Energia (ENTE)	-	304	307
Empresa Regional de Transmissão de Energia (ERTE)	-	73	73
Empresa Amazonense de Transmissão de Energia (EATE)	-	670	673
Empresa Catarinense de Transmissão de Energia (ECTE)	-	43	45
Axxiom Soluções Tecnológicas	8	5	4
Parati	379	356	358
Gasmig (Investment in progress)	-	-	68
	6,161	6,855	6,351

a)              The movement of Investments in the jointly-controlled subsidiaries in 2013 and 2012, is as follows:

Consolidated	2012 Published	Effects of Adoption of IAS 19 (Retirement benefits)	2012 restated	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Disposal TBE/Taesa	Dividends	Other	2013
Gasmig	508	-	508	91	-	-	(22)	-	577
Companhia Transleste de Transmissão	27	-	27	6	-	-	(4)	-	29
Companhia Transudeste de Transmissão	14	-	14	3	-	-	(3)	-	14
Companhia Transirapé de Transmissão	12	-	12	3	-	-	(1)	-	14
Transchile	48	-	48	-	7	-	-	-	55
Companhia de Transmissão Centroeste de Minas	21	-	21	4	-	-	(7)	-	18
Light	1,149	(45)	1,104	113	25	-	(52)	-	1,190
Emp. Paraense de Transm. de Energia (ETEP)	132	-	132	8	-	(133)	(7)	-	-
Emp. Norte de Transm. de Energia (ENTE)	304	-	304	22	-	(310)	(16)	-	-
Emp. Regional de Transm. de Energia (ERTE)	73	-	73	5	-	(72)	(6)	-	-
Emp. Amazonense de Transm. de Energia (EATE)	670	-	670	50	-	(685)	(35)	-	-
Emp. Catarinense de Transm. de Energia (ECTE)	43	-	43	2	-	(42)	(3)	-	-
Axxiom Soluções Tecnológicas	5	-	5	1	-	-	-	2	8
Hidrelétrica Cachoeirão	32	-	32	8	-	-	(6)	-	34
Guanhães Energia	20	-	20	-	-	-	-	49	69
Hidrelétrica Pipoca	20	-	20	4	-	-	-	-	24
Madeira Energia	428	-	428	47	-	-	-	168	643
Lightger	40	-	40	1	-	-	(2)	-	39
Baguari Energia	194	-	194	7	-	-	(2)	-	199
EBTE	154	-	154	12	-	(166)	-	-	-
Central Eólica Praias de Parajuru	60	-	60	1	-	-	-	-	61
Central Eólica Volta do Rio	74	-	74	4	-	-	-	-	78
Central Eólica Praias de Morgado	62	-	62	(1)	-	-	-	-	61
Amazônia Energia	203	-	203	(3)	-	-	-	111	311
Ativas Data Center	-	-	-	(16)	-	-	-	20	4
Epícares Empreendimentos	-	-	-	7	-	-	-	96	103
Parati	367	(11)	356	18	6	-	-	-	380
Taesa	2,251	-	2,251	367	-	-	(368)	-	2,250
Gasmig (Investment in progress)	-	-	-	-	-	-	-	-	-
	6,911	(56)	6,855	764	38	(1,408)	(534)	446	6,161

Consolidated	01/01/2012 restated	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Other	2012 restated
Gasmig	445	55	-	(57)	65	508
Companhia Transleste de Transmissão	24	5	-	(3)	-	26
Companhia Transudeste de Transmissão	13	2	-	(2)	-	13
Companhia Transirapé de Transmissão	11	2	-	(1)	-	12
Transchile	43	1	5	-	-	49
Companhia de Transmissão Centroeste de Minas	21	4	-	-	(4)	21
Light	1,158	103	(45)	(114)	3	1,105
Emp. Paraense de Transm. de Energia (ETEP)	132	18	-	(19)	-	131
Emp. Norte de Transm. de Energia (ENTE)	307	39	-	(41)	-	305
Emp. Regional de Transm. de Energia (ERTE)	73	10	-	(10)	-	73
Emp. Amazonense de Transm. de Energia (EATE)	673	84	-	(86)	-	671
Emp. Catarinense de Transm. de Energia (ECTE)	45	5	-	(7)	-	43
Axxiom Soluções Tecnológicas	4	1	-	-	-	5
Hidrelétrica Cachoeirão	27	7	-	(2)	-	32
Guanhães Energia	10	-	-	-	10	20
Hidrelétrica Pipoca	20	4	-	(3)	-	21
Madeira Energia	166	(26)	-	-	288	428
Lightger	39	1	-	-	-	40
Baguari Energia	198	16	-	(21)	-	193
EBTE	144	8	-	2	-	154
Central Eólica Praias de Parajuru	61	(2)	-	-	-	59
Central Eólica Volta do Rio	82	(8)	-	-	-	74
Central Eólica Praias de Morgado	64	(1)	-	-	-	63
Amazônia Energia	105	(4)	-	-	101	202
Parati	358	18	(11)	(9)	-	356
Taesa	2,060	541	-	(350)	-	2,251
Ativas	-	(18)	-	-	18	-
Gasmig (Investment in progress)	68	-	-	-	(68)	-
	6,351	865	(51)	(723)	413	6,855

	01/01/2011 restated	Equity method gain (Statement of income)	Acquisitions, capital injections, reduction of capital	Dividends	Other	2011 restated
Gasmig	444	68	-	(67)	-	445
Companhia Transleste de Transmissão	24	5	-	(5)	-	24
Companhia Transudeste de Transmissão	12	3	-	(2)	-	13
Companhia Transirapé de Transmissão	11	2	-	(2)	-	11
Transchile	29	(1)	9	-	6	43
Companhia de Transmissão Centroeste de Minas	18	4	-	(1)	-	21
Light	1,211	56	-	(109)	-	1,158
Emp. Paraense de Transm. de Energia (ETEP)	124	20	13	(25)	-	132
Emp. Norte de Transm. de Energia (ENTE)	300	43	-	(36)	-	307
Emp. Regional de Transm. de Energia (ERTE)	64	9	7	(6)	-	74
Emp. Amazonense de Transm. de Energia (EATE)	657	77	92	(153)	-	673
Emp. Catarinense de Transm. de Energia (ECTE)	47	5	-	(7)	-	45
Axxiom Soluções Tecnológicas	3	1	-	-	-	4
Hidrelétrica Cachoeirão	23	7	-	(3)	-	27
Guanhães Energia	10	-	-	-	-	10
Hidrelétrica Pipoca	18	1	-	-	-	19
Madeira Energia	10	(25)	182	-	(1)	166
Lightger	35	(1)	4	-	-	38
Baguari Energia	181	22	-	(6)	-	197
EBTE	115	8	21	-	-	144
Central Eólica Praias de Parajuru	66	(5)	1	-	-	62
Central Eólica Volta do Rio	81	(9)	11	-	-	83
Central Eólica Praias de Morgado	67	(6)	3	-	-	64
Amazônia Energia	-	(1)	110	-	(4)	105
Parati	-	-	358	-	-	358
Taesa	2,109	256	-	(305)	-	2,060
Gasmig (Investimento em curso)			-	-	68	68
	5,659	539	811	(727)	69	6,351

b)             This table gives the principal information on the subsidiaries and jointly-controlled subsidiaries, not adjusted by the Company’s percentage equity interest in each item.

	Number of shares	2013			2012
Company		Cemig Interest %	Share capital	Equity	Cemig Interest %	Share capital	Equity
Cemig Geração e Transmissão	2.896.785	100,00	893	3.815	100,00	3.297	5.495
Cemig Distribuição	2.261.998	100,00	2.262	2.493	100,00	2.262	2.463
Light	203.934	26,06	2.226	4.568	26,06	2.226	3.265
Cemig Telecom	381.023	100,00	225	237	100,00	225	248
Rosal Energia	46.944	100,00	47	140	100,00	47	134
Sá Carvalho	36.833	100,00	37	122	100,00	37	124
Gasmig	409.255	59,57	644	969	59,57	644	808
Horizontes Energia	64.258	100,00	64	76	100,00	64	77
Usina Térmica Ipatinga	14.174	100,00	14	26	100,00	14	26
Cemig PCH	30.952	100,00	31	88	100,00	31	92
Cemig Capim Branco Energia	87.579	100,00	88	128	100,00	6	126
Companhia Transleste de Transmissão	49.569	25,00	50	116	25,00	50	106
UTE Barreiro	30.902	100,00	31	35	100,00	31	33
Companhia Transudeste de Transmissão	30.000	24,00	30	58	24,00	30	56
Empresa de Comercialização de Energia Elétrica	486	100,00	1	10	100,00	1	12
Companhia Transirapé de Transmissão	22.340	24,50	22	59	24,50	22	47
Transchile	56.407	49,00	142	112	49,00	124	98
Efficientia	6.052	100,00	6	7	100,00	6	11
Cemig Comercializadora de Energia Incentivada	5.000	100,00	5	6	100,00	5	6
Companhia de Transmissão Centroeste de Minas	28.000	51,00	28	35	51,00	28	42
Cemig Trading	160	100,00	-	47	100,00	-	22
Emp. Paraense de Transm. de Energia (ETEP)	-	-	-	-	49,98	89	178
Empresa Norte de Transmissão de Energia (ENTE)	-	-	-	-	49,99	160	369
Emp. Regional de Transmissão de Energia (ERTE)	-	-	-	-	49,99	37	84
Emp. Amazonense de Transm. de Energia (EATE)	-	-	-	-	49,98	356	864
Emp. Catarinense de Transm. de Energia (ECTE)	-	-	-	-	19,09	42	118
Axxiom Soluções Tecnológicas	9.200	49,00	14	16	49,00	9	10
Cemig Serviços	-	-	-	-	100,00	5	1
Parati	1.432.910	25,00	1.433	1.517	25,00	1.433	1.468
TAESA	1.033.497	43,36	3.042	5.188	-	-	-

The following table provides summarized financial information of the Company’s equity investees in 2013 and 2012:

2013	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom
Ativo
Circulante	368	41	30	61	27	18	3.632	1.680	34
Não Circulante	1.401	125	74	—	81	189	9.516	7.537	8
Total do Ativo	1.769	166	104	61	108	207	13.148	9.217	42

Passivo
Circulante	299	9	5	6	4	18	3.313	830	15
Não circulante	541	41	41	20	46	77	6.326	4.061	11
Patrimônio líquido	929	116	58	35	58	112	3.509	4.326	16
Total do Passivo	1.769	166	104	61	108	207	13.148	9.217	42

Demonstração do Resultado
Receita Líquida de Vendas	1.203	33	20	12	20	17	7.765	1.254	38
Custo das Vendas	(956)	(2)	(2)	—	(1)	(2)	(4.191)	(257)	(28)
Lucro Bruto	247	31	18	12	19	15	3.574	997	10
Despesas Gerais e Administrativas	(48)	(2)	(1)	(2)	(1)	(8)	(2.263)	—	(7)
Resultado Financeiro Líquido	(18)	(3)	(3)	(1)	(3)	(5)	(459)	(229)	—
Lucro Operacional	181	26	14	9	15	2	852	768	3
Imposto de Renda e Contribuição Social	(60)	(1)	(1)	(1)	(1)	(1)	(265)	121	(1)
Resultado do Período	121	25	13	8	14	1	587	889	2

2012	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
Ativo
Circulante	221	39	25	77	32	15
Não Circulante	1.318	123	70	-	79	168
Total do Ativo	1.574	162	95	77	111	183

Passivo
Circulante	273	9	4	13	6	15
Não circulante	509	47	44	22	49	70
Patrimônio líquido	808	106	47	42	56	98
Total do Passivo	1.574	162	95	77	111	183

Demonstração do Resultado
Receita Líquida de Vendas	1.043	30	19	12	19	14
Custo das Vendas	(860)	(2)	(2)	(2)	(1)	(6)
Lucro Bruto	183	28	17	10	18	8
Despesas Gerais e Administrativas	(93)	(1)	(2)	(1)	(2)	(3)
Resultado Financeiro Líquido	33	(4)	(4)	-	(4)	(4)
Lucro Operacional	123	23	11	9	12	1
Imposto de Renda e Contribuição Social	(26)	(1)	(1)	(1)	(1)	-
Resultado do Período	97	22	10	8	11	1

2012	Light	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
Ativo
Circulante	2.379	329	157	158	205	62	11
Não Circulante	9.394	1.271	156	190	385	103	5
Total do Ativo	11.773	1.600	313	348	590	165	16

Passivo
Circulante	2.179	168	36	61	68	41	6
Não Circulante	6.329	568	159	109	153	40	-
Patrimônio Líquido	3.265	864	118	178	369	84	10
Total do Passivo	11.773	1.600	313	348	590	165	16

Demonstração do Resultado
Receita Líquida de Vendas	8.021	295	70	66	154	61	23
Custo das Vendas	(5.954)	(25)	(5)	(8)	(13)	(32)	(17)
Lucro Bruto	2.067	270	65	58	141	29	6
Despesas Gerais e Administrativas	(920)	-	-	-	-	-	(5)
Resultado Financeiro Líquido	(461)	1	(6)	(4)	(15)	(3)	-
Lucro Operacional	686	271	59	54	126	26	1
Imposto de Renda e Contribuição Social	(205)	(31)	(18)	(8)	(12)	(2)	-
Resultado do Período	481	240	41	46	114	24	1

The shareholding restructuring transaction with Taesa

The Transmission Assets Investment Contract

On May 17, 2012, a Transmission Assets Investment Contract was entered into with the indirectly jointly-controlled subsidiary Taesa, under which the totality of the stockholding interests held by Cemig GT in EBTE (49%) was sold to that Company. Following this transfer, Taesa now owns 74.49% of EBTE, taking into account the 49% holding transferred by Cemig GT and the indirect holding through EATE of 51% – noting that Taesa also became the holder of 49.98% of the shares of EATE after the transfer of an interest in EATE by the Parent company, Cemig, as described below.

In this same agreement, Cemig transferred to Taesa the totality of the shares owned by Cemig in the electricity transmission companies of the TBE Group: ETEP (49.98%); ENTE (49.99%); ERTE (49.99%); EATE (49.98%) and ECTE (19.09%).

The disposal was completed on May 13, 2013, and Taesa paid, for the transfer of the assets acquired, the total amount of R$ 1,691 (after monetary adjustment by the accumulated variation of the CDI from December 31, 2011, less dividends and/or Interest on Equity declared, whether paid or not).

As a result of this transaction, the Company reported a gain in the Statement of income for 2013, as shown in the table below, considering as realized profit only the portion relating to the equity interests of the other investors, who are independent third parties, in Taesa:

Consolidated
Amount received for the assets	1,691
Book value of the assets	(1,407)
Subtotal	284
Tax effects – income tax and Social Contribution tax	(97)
Unrealized gain / loss on the sale	(80)
Net effect on profit for the period	107

The difference between the consolidated amount and the amount in the holding company accounts is due to the effects on Cemig GT, since Cemig GT was the shareholder of EBTE.

Transfer of control of Taesa from Cemig GT to Cemig S.A

On October 24, 2013 the General Meetings of Debenture Holders of Cemig GT, in relation to the issues described below, consented to the reduction of the Share Capital of Cemig GT from R$ 3,297 to R$ 893 as a result of the transfer of the shares in Taesa to Cemig, the latter being guarantor of the Debentures issued by Cemig GT, according to the consent by the electricity regulator, Aneel, obtained on May 14, 2013, and decided by the Extraordinary General Meeting of Shareholders of Cemig GT on September 26, 2013.

Since this was a transaction between entities under common control, the transfer was carried out at historic cost of the investments on that date, without impacts in the results of Cemig or of its subsidiary Cemig GT.

Put options

Cemig has granted to the Equity Fund that is a shareholder in Taesa an option to sell its shares in Taesa, exercisable in October 2014. The option is calculated through the sum of the value of the amounts injected by the fund into Taesa, plus running expenses of the Fund, less Interest on Equity, and dividends, paid by Taesa. The net amount is to be updated by the IPCA Index (published by the IBGE), plus financial remuneration.

Cemig granted to Fundo de Participações Redentor, which is a shareholder of Parati, an option to sell the totality of the shares in Parati owned by the Fund, exercisable in May 2016. The exercise price of the option is calculated through the sum of the value of the injections of funds by the Fund into Parati, plus the running expenses of the Fund, less the Interest on Equity, and dividends, distributed by Parati.

On this exercise price, there will be updating by the CDI plus financial remuneration at 0.9% per year.

The Equity Funds own common and preferred shares issued by Taesa and Light, and at present they exercise joint control with the Company on the activities of those two companies. Thus, these options were considered to be derivative instruments, which should be accounted at their fair value through profit or loss.

For the purposes of determination of the method to be used in measurement of the fair values of those options, the Company observed the volume of the shares of Light and of Taesa traded daily on stock exchanges, and the fact that such options, if exercised by the Funds, will require sale to the company, in a single event, of shares in the companies referred to in a quantity greater than the average daily trading volume on exchanges. Thus, the Company adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of these options was calculated as the amount of the exercise price estimated on the exercise date less the fair value of the shares that are the subject of the put options, also estimated on the date of exercise of the options, brought to present value on the date of the financial statements.

Based on the studies carried out, Cemig did not record obligations in its financial statements arising from these options, since the estimate of the fair value of the options approximates to zero.

Investment in Madeira Energia S.A. (Mesa)

Mesa and its subsidiary are incurring establishment costs in the construction of the Santo Antônio Hydroelectric Plant. On December 31, 2013 the value of the property, plant and equipment assets built with this expenditure totaled R$ 18,625 (consolidated). According to the financial forecasts prepared by its management, this will be fully offset by future revenues generated when the entity starts commercial operation.

On December 31, 2013, the amount of property, plant and equipment assets proportional to the Company’s interest in this indirectly-controlled subsidiary was R$ 1,862. During this development phase of the project, the jointly-controlled subsidiary Madeira Energia S.A. has suffered recurring losses in its operations and on December 31, 2013 its current liabilities exceeded its current assets by R$ 200. The proportional effect in Cemig is R$ 20. Mesa’s management has plans to correct the situation of negative net working capital. For this purpose, Mesa and its subsidiary Santo Antônio Energia S.A. can have the benefit of injection of funds to be made by its shareholders, and also a supplementary credit line with a long-term profile, which has been pre-approved in the total amount of R$ 1.990, of which R$ 800 was released in 2013. On the present date, Madeira Energia S.A. depends on the financial support of its shareholders and/or obtaining of loans from third parties to continue operating.

Investment in Amazônia Energia S.A. (Nesa)

The corporate mission of Amazônia Energia Participações S.A. (“Amazônia Energia”) are to hold an equity stock interest in Norte Energia S.A. (“Nesa”), which holds the public asset use concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará, and to manage that interest. Amazônia Energia owns 9.8% of the share capital of Nesa. On August 26, 2010, Nesa signed Concession Contract 001/2010, for commercial operation of electricity generation services for 35 years, with the Brazilian federal government (through the Mining and Energy Ministry – Ministério de Minas e Energia).  Under that contract 70% of the guaranteed uptake of electricity generated will go to the regulated market, 10% to self-producers and 20% to the Free Market.

Nesa still has significant expenditures yet to make on organization, development and pre-operational costs for completion of the plant. According to estimates and forecasts these costs will be absorbed by the revenues from future operations.

Acquisition of an interest in Brasil PCH

On June 14, 2013 the subsidiary Cemig GT signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) governing the purchase of 49% of Brasil PCH (“the Brasil PCH Share Purchase Agreement”).

On August 8, 2013 Cemig GT signed an Investment Agreement with Renova Energia S.A. (Renova), RR Participações S.A. (RR), Light Energia S.A. and Chipley, governing entry of Cemig GT into the controlling stockholding block of Renova, also providing for structuring of Chipley (owned 40% by Cemig GT and 59% by Renova) and assignment of the Brasil PCH Share Purchase Agreement to Chipley.

The transaction was subject to rights of first refusal and/or joint sale by the other stockholders of Brasil PCH. At the expiration of the period for that exercise of first refusal, none of the stockholders holding that right decided to exercise their option; and only one stockholder, Jobelpa S.A. (“Jobelpa”), holder of 2% of the total equity of Brasil PCH, decided to exercise its (“tag-along”) right of joint sale.

The transaction was completed on February 14, 2014 with the payment by Chipley of the amount of R$ 740.

Signature of Investment Agreement

In August 2013 Cemig GT approved signature of an Investment Agreement with Renova Energia S.A., (“RR”), Light Energia S.A. and Chipley, to regulate the entry of Cemig GT into the controlling stockholding block of Renova by subscription by Cemig GT of new shares to be issued by Renova, and the structuring of Chipley as a growth vehicle, with equity owned by Cemig GT and Renova, for which purpose the Brasil PCH Share purchase agreement (signed between Cemig GT and Petrobras on June 14, 2013) would be assigned to Chipley.

The issue price for the shares in Renova has been set at R$ 0,016227 per common share, resulting in a value of R$ 1,415 for the portion of the increase in the share capital of Renova to be subscribed by Cemig GT. These amounts are to be updated by the CDI Rate from December 31, 2012 until the date of the actual capital increase. No impact related to this transaction has been recorded in the financial statements.

Under the Investment Agreement signed on August 8, 2013 with Renova Energia S.A. (‘Renova’), RR Participações S.A., Light Energia S.A. and Chipley, governing the entry of Cemig GT into the controlling stockholding block of Renova, Cemig GT made payment of an Advance for Future Capital Increase (Adiantamento para Futuro Aumento de Capital), in the amount of R$ 810, on March 31, 2014.

Partnership for consolidation of interests in generation holdings

On December 19, 2013, Cemig GT signed commercial and stockholding documents with Vale S.A. (‘Vale’, and when jointly with Cemig GT, ‘the Parties’), which formalized an association for creation of the company Aliança Geração de Energia S.A., which will be a platform of consolidation of generation assets held by the Parties in consortia for generation and investment in future generation projects (‘the Association’).

The Parties will constitute Aliança Geração de Energia S.A. by subscription of their interests in the following generation assets:  Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés, and Candonga – comprising installed hydroelectric capacity of 1,158 MW (652 average MW) in operation, as well as other generation projects. Vale and Cemig GT will respectively own 55% and 45% of the total capital of this new company. Cemig GT’s equity interest in the Association has been valued at R$ 2,030.

Cemig GT will acquire, for approximately R$ 206, 49% of the future company Aliança Norte Energia Participações S.A., which will own the 9% interest in Norte Energia S.A. belonging to Vale. The acquisition price, corresponding to the amount of the injection of capital made by Vale up to December 31, 2013, will be paid at sight on the closing date, after monetary updating by the IPCA inflation index. As a result of the acquisition Cemig GT will become the indirect owner of a further 4.41% of Norte Energia, which represents installed capacity of 495.39 MW (201 average MW).

The parties have prepared the contracts of the Association and the Acquisition establishing shared control between the parties and full alignment in taking of all decisions on operation of the companies.

The transactions are subject to compliance with certain conditions precedent and legal formalities, such as: approval by an Extraordinary General Meeting of Stockholders of Norte Energia; consent of its creditor financial institutions; and – in accordance with the current legislation – approval by the competent government authorities, such as the Brazilian electricity regulator, Aneel, and the monopolies authority, Cade. Thus, no impact related to this transaction has been recorded in the financial statements.

Acquisition of interest in the Capim Branco Energia Consortium

On May 28, 2013, Cemig Capim Branco Energia S.A., (‘Cemig Capim Branco’), a wholly-owned subsidiary of Cemig, completed acquisition of an equity interest of 30.3030% in the special-purpose company Epícares Empreendimentos e Participações Ltda., a company of the Paineiras Group, which holds an interest of 17.89% in the Capim Branco Energia Consortium (Consórcio Capim Branco Energia – ‘the Consortium’). This acquisition thus corresponds to an additional interest of 5.42% in the Consortium.

The interest acquired has been valued at R$ 94.

The value of the acquisition was calculated by the discounted cash flow method. The difference between the consideration transferred and the fair value of the assets was allocated to the concession for the project, based on the cash expected to be generated during the period of the concession. This intangible asset will be amortized by the straight-line method from June 2013 until August 2036, the date of termination of the concession.

This table gives the fair value of the interest acquired in Epícares Empreendimentos e Participações Ltda., classified in the Statement of financial position as Investment in affiliated companies:

Fair values of the interests acquired (30.30%)
Assets
Accounts receivable	2
Fixed assets	55
Intangible assets	57
Liabilities
Current and non-current liabilities	(1)
Deferred taxes	(19)

Total net assets	94

On the date of the acquisition the net book value of the interest acquired was R$ 55.

16.     PROPERTY, PLANT AND EQUIPMENT

	2013			2012 Restated			Jan. 1. 2012 (restated)
Consolidated	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value	Net value
In service
Land	382	(5)	378	380	-	380	385
Reservoirs. dams and water courses	7,466	(5,071)	2,395	7,456	(4,904)	2,552	2,745
Buildings. works and improvements	2,285	(1,573)	712	2,278	(1,535)	743	683
Machinery and equipment	7,425	(5,345)	2,079	7,382	(5,184)	2,198	2,384
Vehicles	30	(18)	12	15	(9)	6	8
Furniture and utensils	14	(12)	2	12	(11)	1	1
	17,602	(12,024)	5,578	17,523	(11,643)	5,880	6,206
Under construction	240	-	239	229	-	229	186
Net PP&E	17,842	(12,024)	5,817	17,752	(11,643)	6,109	6,392

This table shows the movement in property, plant and equipment:

Consolidated	2012 balance restated	Additions Transfers	Written down	Depreciation	2013 balance
In service
Land	380	4	-	(7)	378
Reservoirs. dams and water courses	2,552	8	-	(165)	2,395
Buildings. works and improvements	743	18	(3)	(46)	712
Machinery and equipment	2,198	54	(4)	(169)	2,079
Vehicles	6	8	-	(2)	12
Furniture and utensils	1	1	-	-	2
	5,880	93	(7)	(389)	5,578
Under construction	229	11	-	-	239
Net PP&E	6,109	104	(7)	(389)	5,817

Consolidated	01/01/2012 balance restated	Additions Transfers	Written down	Depreciation	2012 balance restated
In service
Land	386	(5)	-	-	380
Reservoirs. dams and water courses	2,745	(57)	-	(135)	2,552
Buildings. works and improvements	683	90	-	(31)	743
Machinery and equipment	2,384	40	(38)	(189)	2,198
Vehicles	7	-	-	(1)	6
Furniture and utensils	1	-	-	-	1
	6,206	68	(38)	(356)	5,880
Under construction	186	42	-	-	229
Net PP&E	6,392	110	(38)	(356)	6,109

The average annual depreciation rate is 3.12%.  The average annual depreciation rates, by activity, as per Aneel resolution 474 of February 7, 2012 and the decisions made by Decree 2003 of September 10, 1996, are:

Hydroelectric generation	Thermal generation	Management and other	Telecoms
2.86%	4.45%	8.88%	5.96%

The company has identified no evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the Concession-granting power shall determine the amount to be indemnified to the Company. Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives. Thus, the book value of the property, plant and equipment not depreciated at the end of the concession will be reimbursable by the Grantor power.

Under the Brazilian regulatory framework Aneel, the regulator, is responsible for establishing the useful economic life of the generation and transmission assets in the electricity sector, and for periodically reviewing the estimates. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating the indemnification amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The depreciation of the items of property, plant and equipment assets is calculated on the total of property, plant and equipment in service, by the straight-line method, using the rates determined by Aneel for the assets related to electricity activities, and reflects the estimated useful life of the assets. The residual value of the assets is the remaining balance of the assets at the end of the concession. As established in the contract signed between the Company and the Nation, at the end of the concession the assets will revert to the Nation, which in turn will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, such as thermal generation, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession.

For plants operating as independent power producers, it is the Company’s understanding, based on communications issued during 2013 by the Concession-granting power to other market participants that have contracts similar to that of the Company , that the indemnity of the residual value of the assets linked to the concession that are revertible at the end of the concession would not cover the assets related to the basic plan of the undertaking, as established by Decree 2003 of September 10, 1996. The depreciation and amortization rates of the assets were thus prospectively adjusted as from January 1, 2013. This change in estimate caused an increase in depreciation/amortization expenses of R$ 49 in 2013.

Rescission of the concession contract for the Itaocara Hydroelectric Plant

On August 8, 2013 the Board of Directors of Cemig approved application to Aneel for rescission of Concession Contract 12/01 under Clause 4 of Law 9074/2005, introduced by Law 12839/2013.

The initial plan and project for the Itaocara Plant (“the Project”) faced environmental obstacles, and the license application for it was set aside, because the Brazilian environment authority, Ibama, decided it was not feasible. However, over recent years, the Consortium sought alternatives that would make the project environmentally feasible and enable the impediments to be overcome. This resulted in the project being altered, as per Aneel Dispatch 3634 of September 6, 2011, which specified installed capacity of 145 MW. As a result it was only in December 2011 that Prior Environmental License 428/11 was obtained, enabling the next stage — application for the Environmental Construction License — to take place. This License was finally issued on July 29, 2013.

The decision to apply for rescission of the Concession Contract is based on the impossibility, in view of the above factors, of sustaining economic and financial equilibrium for the Concession Contract following the decision  by the Mining and Energy Ministry to refuse an application to alter the period of the Concession — to a period of 35 years from the grant of the Prior License — since without this change 12 years have been lost from the period of the concession, reducing the time of revenue to less than the period necessary for the return on the investment.

Cemig has the intention of continuing to hold the Concession Contract in the event that any supervening decision by the Concession-granting power, or any legislative decision, should make commercial operation of the Project financially viable. And Cemig may also, if its sees fit, take part in any future auction for the concession of the project.

The rescission of the concession contract referred to above will not result in any financial charge or burden for Cemig GT, since it has the rights guaranteed by Article 4—A of Law 9074 of 2005, introduced by Law 12839/2013, in regard to:

(i)                      release from guarantees of compliance with the obligations under the Concession Contract;

(ii)                  non-payment for Use of a Public Asset; and

(iii)              reimbursement of the costs incurred in preparation of studies or projects, in the amount of R$ 18.

CONSORTIA

The Company is a partner in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession. In these cases the controls are maintained in PP&E, Intangible assets and Assets not linked to the activity, in compliance with Aneel Dispatch 3467 of September 18, 2008.The Company’s portion in each of the assets allocated to the consortia is recorded and controlled individually in the respective types of PP&E presented above.

The amounts of the investment in PP&E, accumulated, by project, are as follows:

	Stake in the electricity generated	Average annual depreciation rate %	2013	2012	01/01/2012
In service
Porto Estrela Plant	33.33%	4.97	39	39	39
Igarapava Plant	14.50%	2.48	58	57	57
Funil Plant	49.00%	3.53	183	183	183
Queimado Plant	82.50%	3.98	212	213	209
Aimorés Plant	49.00%	3.74	552	551	551
Capim Branco Energia Consortium	21.05%	3.64	56	56	56
Accumulated depreciation			(258)	(219)	(193)
			842	880	902
In progress
Queimado Plant	82.50%		2	1	3
Funil Plant	49.00%		-	-	-
Aimorés Plant	49.00%		-	1	1
Igarapava Plant	14.50%		-	1	1
Porto Estrela Plant	33.33%		-	-	-
Capim Branco Energia Consortium	21.05%		2	2	1
			4	5	6
Total			846	885	908

The property, plant and equipment assets of the consortia are depreciated by the straight-line method, also on the basis of rates set by Aneel that represent the useful lives of the assets and adjusted as from January 1, 2013, as per Decree 2003 of September 10, 1996, except for the Igarapava Consortium, since this is classified as a Public service concession.

This table shows, by project, the interests of the other partners in the energy generated by the consortia:

Consortium	Other participants	Interest %
Porto Estrela Plant	Companhia de Tecidos Nortes de Minas Gerais – Coteminas	33.34
	Vale S.A.	33.33

Igarapava Plant	Vale S.A.	38.15
	Companhia Mineira de Metais – CMN	23.93
	Companhia Siderúrgica Nacional – CSN	17.92
	Mineração Morro Velho – MMV	5.50

Funil Plant	Vale S.A.	51.00

Queimado Plant	Companhia Energética de Brasília	17.50

Aimorés Plant	Vale S.A.	51.00

Baguari Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00

Amador Aguiar I and II Plants	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda	17.89
	Companhia Mineira de Metais – CMM	12.63

Fully depreciated assets

On December 31, 2013 Cemig GT had in its Property, plant and equipment a gross book value of R$ 4,592, referring to the assets that had been totally depreciated and were still in operation.

Review of Useful Life, carried out by the Concession-granting power

Aneel, through Normative Resolution 474 of February 7, 2012, established new annual depreciation rates for assets ‘In Service’ in the electricity sector, based on the review of useful life of the assets. The new rates came into effect on January 1, 2012.

The Company has processed the changes in rates and recalculated the indemnity of the assets that are revertible at the expiry of the period of the concession, of the amount attributable to Intangible assets.

17. INTANGIBLE ASSETS

a)          Composition of the balance at December 31, 2013 and 2012

Consolidated	2013			2012			01/01/2012
				restated			restated
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value	Residual value
In service
Useful life defined
Temporary easements	14	(1)	13	13	(2)	11	11
Paid concession	40	(13)	27	31	(10)	21	23
Assets of concession	6,748	(5,882)	866	6,641	(5,509)	1,132	1,537
Other	68	(44)	24	42	(36)	6	5
	6,870	(5,940)	930	6,727	(5,557)	1,170	1,576
Under construction	1,074	-	1,074	704	-	704	1,203
Net intangible assets	7,944	(5,940)	2,004	7,431	(5,557)	1,874	2,779

b)         Changes in Intangible assets – December 31, 2012 to 2013

Consolidated	31/12/2012 balance	Additions	Written down	Amortization	Transfers	31/12/2013 balance
In service
Useful life defined
Temporary easements	11	-	-	(1)	2	12
Paid concession	21	9	-	(3)	-	27
Assets of concession	1,132	-	(6)	(428)	168	866
Other	6	12	-	(5)	12	25
	1,170	21	(6)	(437)	182	930
Under construction	704	887	(33)	-	(484)	1,074
Net intangible assets – Consolidated	1,874	908	(39)	(437)	(302)	2,004

Consolidated	01/01/2012 balance	Additions	Written down	Amortization	Transfers	31/12/2012 balance
In service
Useful life defined
Temporary easements	11	-	-	-	-	11
Paid concession	23	-	(1)	(1)	-	21
Assets of concession	1,537	(193)	(49)	(405)	242	1,132
Other	5	1	-	(1)	1	6
	1,576	(192)	(50)	(407)	243	1,170
Under construction	1,203	1,455	-	-	(1,954)	704
Net intangible assets – Consolidated	2,779	1,263	(50)	(407)	(1,711)	1,874

The annual average amortization rate is 7.74%. The average annual depreciation rates, by activity, as per Aneel Resolution 474 of February 7, 2012 and the decisions made by Decree 2003 of September 10, 1996, are:

Hydroelectric generation	Thermal generation	Distribution	Management and other	Telecoms
6.58%	7.06%	3.59%	14.26%	7.74%

The Company has not identified indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life.

Assets of the concession

In accordance with  Interpretation IFRIC 12 –  Service Concession Arrangements, the portion of the distribution infrastructure that will be amortized during the concession, comprising the distribution assets, net of the interests held by consumers (‘Special Obligations’), is reported in Intangible assets.

Under the Brazilian regulatory framework Aneel is responsible for setting the economic useful life of the distribution assets of the electricity sector, periodically establishing a review in the valuation of these assets.  The rates established by Aneel are used in the processes of Tariff Reviews and in calculating the indemnity amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. These rates, therefore, were used as a basis for valuation and amortization of intangible assets.

The intangible assets Temporary easements, Paid concessions, Right of commercial operation of concessions, and Others, are amortized on the straight-line basis and the rates used are those set by Aneel. The Company has not identified indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life.

Cost of loans

The Company transferred to Intangible assets the costs of loans and financings linked to works, in the amount of R$ 40 on December 31, 2013 (R$ 18 on December 31, 2012).

18.     SUPPLIERS

	Consolidated
	2013	2012 restated	01/01/2012 restated
Electricity on spot market – CCEE	77	105	38
Charges for use of electricity network	63	105	95
Electricity purchased for resale	466	583	265
Itaipu Binacional	180	180	162
Materials and services	280	333	284
	1,066	1,306	844

19. TAXES, INCOME TAXES AND SOCIAL CONTRIBUTION TAXES

a)              Taxes

The non-current Pasep and Cofins obligations refer to (a) temporary differences and (b) the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes.  The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment and authorizing payment through court deposits (starting in 2008), and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

	Consolidated
	2013	2012 restated	01/01/2012
Current
ICMS	323	343	321
Cofins	103	104	73
Pasep	23	22	16
INSS	23	22	24
Other	27	24	27
	499	515	461

Non-current
Cofins	579	564	635
Pasep	126	122	138
	705	686	773
	1,204	1,202	1,234

b)             Income tax and Social Contribution taxes:

	Consolidated
	2013	2012 restated	01/01/2012 restated
Current
Income tax	26	23	22
Social Contribution tax	9	9	8
	35	32	30

20. LOANS, FINANCINGS AND DEBENTURES

				Consolidated
Financing source	Principal maturity	Annual financing cost. %	Currency	2013			2012 restated	01/01/2012 restated
				Current	Non-current	Total	Current	Non-current
FOREIGN CURRENCY
ABN Amro Real	2013	6.00	US$	-	-	-	26	47
Banco do Brasil – Various bonds (1)	2024	Various	US$	4	29	33	27	35
BNP Paribas	2012	5.89	EURO	-	-	-	-	1
KfW	2016	4.50	EURO	2	4	6	7	8
Toshiba	2014	Libor + 5.36	US$	7	-	7	7	8
Debt in foreign currency				13	33	46	67	99
Brazilian currency
Banco do Brasil	2017	108.33% of CDI	R$	10	198	208	206	-
Banco do Brasil	2012	109.80% of CDI	R$	-	-	-	-	99
Banco do Brasil	2017	108.00% of CDI	R$	7	442	449	447	493
Banco do Brasil	2012	106.00% of CDI	R$	-	-	-	-	100
Banco do Brasil	2013	CDI + 1.70%	R$	-	-	-	28	57
Banco do Brasil	2013	107.60% of CDI	R$	-	-	-	133	136
Banco do Brasil	2014	104.10% of CDI	R$	537	480	1,017	1,114	1,225
Banco do Brasil	2013	10.83%	R$	-	-	-	793	707
Banco do Brasil	2014	98.50% of CDI	R$	384	-	384	476	437
Banco do Brasil	2013	104.08% of CDI	R$	-	-	-	664	-
Banco do Brasil	2013	105.00% of CDI	R$	-	-	-	1,083	-
Banco do Brasil	2015	99.50% of CDI	R$	(2)	215	213	-	-
Banco do Brasil	2016	104.25% of CDI	R$	-	635	635	-	-
Banco Votorantim	2013	CDI + 1.70	R$	-	-	-	26	53
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	8	88	96	104	112
Bradesco	2014	CDI + 1.70	R$	1	-	1	98	130
Bradesco	2014	CDI + 1.70	R$	-	-	-	1	70
Bradesco	2012	106.00% of CDI	R$	-	-	-	-	990
Bradesco	2013	102.50% of CDI	R$	-	-	-	601	-
Itaú and Bradesco (2)	2015	CDI + 1.70	R$	-	-	-	-	820
Eletrobras	2013	Finel + 7.50 a 8.50	R$	-	-	-	15	26
Eletrobras	2023	Ufir. RGR + 6.00 to 8.00	R$	82	252	334	389	428
Unibanco	2013	CDI + 1.70%	R$	-	-	-	99	201
Large consumers	2018	Various	R$	4	3	7	7	6
Banco Itaú BBA	2013	CDI + 1.70	R$	-	-	-	81	162
Finep	2018	TJLP + 5 and TJLP + 8	R$	4	9	13	19	20
Pipoca Consortium	2014	IPCA	R$	-	-	-	-	-
BNDES – CEMIG TELECOM (3)	2017	URTJ / TJLP	R$	8	24	32	40	48
Santander do Brasil	2013	CDI + 1.70	R$	-	-	-	20	40
Debt in Brazilian currency				1,043	2,346	3,389	6,444	6,360
Total of loans and financings				1,056	2,379	3,435	6,511	6,459
Debentures	2014	IGP-M + 10.50	R$	424	-	424	401	373
Debentures	2017	IPCA + 7.96	R$	2	559	561	530	502
Debentures	2012	CDI + 0.90	R$	-	-	-	-	1,755
Debentures	2015	IPCA + 7.68	R$	540	484	1,024	1,445	1,368
Debentures	2017	CDI + 0.90	R$	39	480	519	517	-
Debentures	2022	IPCA + 6.20	R$	40	742	782	739	-
Debentures	2019	IPCA + 6.00	R$	12	222	234	220	-
Debentures	2021	IPCA + 4.70	R$	53	1,135	1,188	-	-
Debentures	2025	IPCA + 5.10	R$	35	677	712	-	-
Debentures	2018	CDI + 0.69	R$	32	410	442	-	-
Debentures (4)	2018	CDI + 0.80	R$	5	72	77	-	-
Debentures – Minas Gerais State government (5)	2031	IGP-M	R$	-	59	59	53	47
Total. debentures				1,182	4,840	6,022	3,905	4,045
Overall total – Consolidated				2,238	7,219	9,457	10,416	10,504

(1)          2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)          Refers to the senior units of the receivables funds. See Note 12 to the consolidated financial statements.

(3)          Loan contracted by Cemig Telecom.

(4)          Loan contracted by Capim Branco.

(5)          Contracts adjusted to present value.

Guarantees

The guarantees of the debtor balance on loans and financings, on December 31, 2013, were as follows:

Promissory Notes: Sureties and guarantees	6,540
Receivables	1,265
Without guarantee	1,652
TOTAL	9,457

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2014	2015	2016	2017	2018	2019	2020	After 2020	Total
Currency
US dollar	11	-	-	-	-	-	-	29	40
Euro	2	2	2	-	-	-	-	-	6
Total by currency	13	2	2	-	-	-	-	29	46
Indexors									0
IPCA index (1)	682	670	186	186	110	486	620	1,561	4,501
Ufir / RGR (2)	82	67	50	40	35	24	21	15	334
CDI Rate (Bank CD rate) (3)	1,012	548	1,207	694	483	-	-	-	3,944
URTJ / TJLP (4)	20	18	18	18	10	8	7	43	142
IGP-M (5)	425	-	-	-	-	-	-	59	484
IGP–DI (6)	2	1	1	-	-	-	-	-	4
TR Rate (7)	2	-	-	-	-	-	-	-	2
Total by indexor	2,224	1,304	1,462	939	638	518	648	1,678	9,411
Overall total	2,237	1,306	1,464	939	638	518	648	1,707	9,457

(1)              Expanded National Consumer Price (IPCA) Index.

(2)              Fiscal Reference Unit (Ufir / RGR).

(3)              Interbank Rate for Certificates of Deposit.

(4)              URTJ: Interest rate reference unit.

(5)              IGP-M inflation index (‘General Price Index — Market’).

(6)              IGP-DI (‘General Domestic Availability Price Index’).

(7)              TR Reference Interest Rate

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	2013 (%)	2012 (%)	01/01/2012 (%)	Indexor	2013 (%)	2012 (%)	01/01/2012 (%)
US dollar	14.64	8.94	12.58	IPCA	5.91	5.84	6.50
Euro	19.70	10.73	9.25	Finel	1.08	1.52	1.00
				CDI	8.05	8.37	11.64
				IGP-M	5.51	7.82	5.10

The changes in loans, financings and debentures were as follows:

Consolidated
Balance on January 1. 2012	10,504
Loans and financings obtained	4,928
Funding costs	(11)
Financings obtained net of funding costs	4,917
Monetary and exchange rate variation	253
Financial charges provisioned	836
Financial charges paid	(818)
Amortization of financings	(5,276)
Balance on December 31. 2012	10,416
Loans and financings obtained	2,475
Funding costs	(9)
Financings obtained net of funding costs	2,466
Monetary and exchange rate variation	248
Financial charges provisioned	742
Financial charges paid	(814)
Amortization of financings	(3,601)
Balance on December 31. 2013	9,457

This table gives the consolidated totals of funds raised in 2013:

Financing sources	Principal maturity	Annual financial cost – %	Amount raised
Brazilian currency
Eletrobras	2015	UFIR – 5%	5
Eletrobras	2015	UFIR – 5%	19
Debentures – 1st Series (Capim Branco)	2018	CDI + 0.80%	73
Banco do Brasil (Cemig Distribuição)	2015	99.5% of CDI	196
Debentures – 1st Series (Cemig Distribuição)	2018	CDI + 0.69%	412
Debentures – 2nd Series (Cemig Distribuição)	2021	IPCA + 4.7%	1,103
Debentures – 3rd Series (Cemig Distribuição)	2025	IPCA + 5.1%	659
Total funding			2,467

In March 2013 Cemig D concluded its Third Public Issue of Debentures, issuing 2,160,000 unsecured, non-convertible debentures, in three series, with nominal unit value of R$ 1,000 (one thousand Reais) on the issue date (February 15, 2013), for a total of R$ 2.179. The net proceeds from the issue were used for 100% redemption of the commercial Promissory Notes of the Company’s 5th and 6th issues, placed on January 13, 2012, for their total nominal value plus remuneratory interest, and for investments in distribution infrastructure. 410,817 debentures of the first series, 1,095,508 debenture of the second series and 653,675 debentures of the third series were issued, with maturity respectively at 5, 8 and 12 years from the issue date. The controlling stockholder, Cemig, provides a surety guarantee for Cemig D’s 3rd debenture issue.

Cemig GT, on the other hand, extended part of its debt through renewal of credit transactions, in the amount of R$ 600, contracted with Banco do Brasil, via bank credit notes. Cemig GT also concluded, on January 30, 2014, its fourth issue of non-convertible debentures, for a total of R$ 500, with maturity in a single tranche in December 2016, and cost of CDI + 0.85% p.a.  The proceeds were used for replenishment of cash following payment of debts.

Debentures

The debentures issued by the Company are not convertible into shares, and have the following characteristics:

Issuer	Type	Guarantee	Annual cost (%)	Covenants	Maturity	31/12/2013	31/12/2012	01/01/2012
Debentures – Cemig 1st Issue	Non-convertible	Unsecured	CDI + 0.90	None	2012	-	-	1,755
Cemig GT (1)	Non-convertible	None	IGP-M	None	2014	60	53	47
Cemig GT (1)	Non-convertible	None	IPCA + 7.68	None	2015	1,025	1,445	1,368
Cemig GT (1)	Non-convertible	Unsecured	CDI + 0.90	None	2017	519	516	-
Cemig GT (1)	Non-convertible	Unsecured	IPCA + 6.20	None	2019	782	739	-
Cemig GT (1)	Non-convertible	Unsecured	IPCA + 6.00	None	2022	233	220	-
Cemig D (1) – 1st Series (1) (2)	Non-convertible	Surety	CDI + 0.69	None	2018	442	-	-
Cemig D (1) – 2nd Series (1) (2)	Non-convertible	Surety	IPCA + 4.70	None	2021	1,188	-	-
Cemig D (1) – 3rd Series (1) (2)	Non-convertible	Surety	IPCA + 5.10	None	2025	711	-	-
Capim Branco	Non-convertible	Surety	CDI + 0.80	None	2018	77	-	-
Cemig D (1) (2)	Non-convertible	None	IPCA + 7.96	None	2017	561	530	502
Cemig D (1) (2)	Non-convertible	Unsecured	IGP-M + 10.50	None	2014	424	402	373
TOTAL						6,022	3,905	4,045

(1)             Without renegotiation clause; no debentures held in Treasury.

(2)             Cross-default: Early redemption of any pecuniary obligation, arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50.

Restrictive covenants

The subsidiary Cemig GT has a financing contract with the Brazilian Development Bank (BNDES), in which Cemig is guarantor, containing a restrictive covenant related to a financial ratio, with requirement for annual compliance at the end of the business year:

Covenant	Required ratio
Guarantor’s Equity / Guarantor’s Total assets	30.00% or greater

If it does not succeed in achieving the required index, the subsidiary GT will have six months from the end of the business year for which the ratio was found, to: (i) constitute real guarantees which, in the assessment of the BNDES, represent 130.00% of the debtor balance of the contract; or (ii) present an interim balance sheet audited by an auditor registered with the Securities Commission (CVM), which indicates a return to the required ratio. On December 31, 2013, all restrictive covenants were complied with.

21.     REGULATORY CHARGES

	Consolidated
	2013	2012 restated	01/01/2012 restated
Global Reversion Reserve – RGR	58	62	52
Fuel Consumption Account – CCC	-	31	60
Energy Development Account – CDE	12	45	39
Eletrobrás – Compulsory loan	1	1	1
Aneel inspection charge	3	3	3
Energy Efficiency	124	134	131
Research and Development	103	137	179
Energy System Expansion Research	3	4	4
National Scientific and Technological Development Fund	6	7	7
Proinfa Alternative Energy Program	5	26	23
Emergency capacity charge	31	31	31
0.30% additional payment – Law 12111/09	-	5	3
	346	486	533

Current liabilities	153	317	271
Non-current liabilities	193	169	262

22.     POST-RETIREMENT LIABILITIES

The Forluz Pension plan (a Supplementary retirement pension plan)

Cemig is a sponsor of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a financial income to complement retirement and pension, in accordance with the Forluz pension plan that they are subscribed in.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): This plan operates as a defined-contribution plan during the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants.

Pension Benefits Balances Plan (“Plan A”): This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Amortization of the actuarial obligations and recognition in the financial statements

In this Explanatory Note the Company states its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards specified by the IAS 19 – Employee Benefits, and an independent actuarial opinion issued as of December 31, 2013.

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 808 on December 31, 2013 (R$ 815 on December 31, 2012). This amount has been recognized as an obligation payable by Cemig, its subsidiaries and jointly-controlled subsidiaries, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the “Price” table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, or Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), plus 6% per year.

Thus, for the retirement obligations, the liability recognized in the Statement of financial position is the debt agreed with Forluz for amortization of the actuarial obligations mentioned above, in view of the fact that it is greater than the liability to the pension fund contained in the actuary’s opinion. Because the Company is required to pay this debt even if Forluz has a surplus, the Company decided to record the debt in full, and record the effects of monetary updating and interest in the Statement of income.

Independent Actuarial Information

The consolidated actuarial information of the Holding company and of the subsidiaries Cemig GT and Cemig D is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	7,352	1,012	29	600	8,993
Fair value of plan assets	(7,728)	-	-	-	(7,728)
Net liabilities (net assets)	(376)	1,012	29	600	1,265
Adjustment to Asset Ceiling	376	-	-	-	376
Complement for debt to Forluz	808	-	-	-	808
Net liabilities in statement of financial position	808	1,012	29	600	2,449

As noted above, the Company records an additional obligation to account for the difference between the net obligation for supplementary provision of retirement pensions stated in the actuarial opinion and the debt agreed upon with Forluz.

Starting with the 2013 business year, due to the adoption of the changes in IAS 19, the difference between the net liability recorded in the Statement of financial position and the net liabilities found in the actuarial opinion was recognized in full, with a counterpart in Equity. As a result there was an accumulated impact on Equity in December 2013 as a result of the new accounting practice, in the amount of R$ 175, net of deferred tax effects.

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation on December 31. 2012	9,191	820	22	736	10,769
Cost of current service	11	17	-	8	36
Interest on the actuarial obligation	806	72	2	68	948
Actuarial losses (gains) recognized	(2,037)	169	6	(200)	(2,062)
Benefits paid	(619)	(66)	(2)	(12)	(699)
Defined-benefit obligation on December 31. 2013	7,352	1,012	28	600	8,992

Changes in the fair values of the plan assets were as follows:

Pension plans and retirement supplement plans
Fair value of the assets of the plan at December 31. 2011	8,142
Real return on the investments	104
Contributions from the Employer	101
Benefits paid	(619)
Fair value at December 31. 2012	7,728

The amounts recognized in the 2013 Statement of income are as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	11	17	0	8	36
Interest on the actuarial obligation	806	72	2	68	948
Expected return on the assets of the Plan	(717)	-	-	-	(717)
Expense as per actuarial opinion	100	89	2	76	267
Adjustment relating to debt to Forluz	2	-	-	-	2
Expense in 2013	102	89	2	76	269

Changes in net liabilities:

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on January 1. 2011. restated	946	567	31	487	2,031
Expense (revenue) recognized in the Statement of income	93	73	1	60	227
Contributions paid	(125)	(59)	(1)	(11)	(196)
Actuarial losses (gains)	134	239	(9)	200	564
Net liabilities on December 31. 2013 restated	1,048	820	22	736	2,626
Expense (Revenue) Recognized in Statement of income	101	89	3	76	269
Contributions paid	(100)	(66)	(2)	(12)	(180)
Actuarial losses (gains)	(241)	169	6	(200)	(266)
Net liabilities on December 31. 2013	808	1,012	29	600	2,449

Current liabilities on December 31. 2012					51
Non-current liabilities on December 31. 2012					2,575

Current liabilities on December 31. 2013					138
Non-current liabilities on December 31. 2013					2,311

The expenses on pension funds are recorded in Financial revenues (expenses) because they represent the interest and monetary adjustments on the debt to Forluz, as mentioned previously in this Note. The expenses on the health, dental, and life insurance plans are recorded in the Other operational expenses line.

The independent actuary’s estimate for the expense amount to be recognized for the 2014 business year is as follows:

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	6	-	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Expected return on the assets of the Plan	(922)	-	-	-	(922)
Expense (Revenue) in 2014. as per actuarial opinion	(47)	131	4	77	165
Adjustment relating to debt to Forluz	141	-	-	-	141
Expense (Revenue) in 2014	94	131	4	77	306

Although the actuary’s report assumes a revenue in 2014 in relation to the pension fund, the company will record a financial expense for the debt agreed with the Foundation, as mentioned above in this note.  The expectation for the financial expense for the debt in 2014 is R$ 94.

The expectation for payment of benefits for the 2014 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance
Estimate of payments of benefits	653	69	2	12

The Company and its subsidiaries have the expectation of making contributions in 2014 of R$ 106 to the pension fund, and R$ 82 to the Defined Contribution Plan.

The principal categories of assets of the plan, as a percentage of the total of the plan’s assets, are as follows:

	Cemig, Cemig GT e Cemig D
	2013	2012
Shares of Brazilian companies	9.83%	0.08%
Fixed income securities	63.51%	85.63%
Real estate property	4.99%	3.77%
Other	21.67%	10.52%
Total	100.00%	100.00%

The assets of the Pension Plan include the following assets, valued at fair value, of Cemig, Cemig GT and Cemig D:

	2013	2012
Non-convertible debentures issued by the Sponsor and subsidiaries	397	464
Shares issued by the Sponsor	9	10
Real estate properties of the Foundation occupied by the Sponsors	215	201
	621	675

This table gives the main actuarial assumptions:

	Cemig. Cemig GT and Cemig D
	2013	2012
Annual discount rate for present value of the actuarial obligation	12.36%	9.05% to 10.07%
Annual expected return on plan assets	12.36%	9.05%
Long-term annual inflation rate	5.50%	5.20%
Annual salary increases	7.61%	7.31%
Mortality rate	AT-2000	AT-2000
Disability rate	Álvaro Vindas	Light average
Disabled mortality rate	AT 49	IAPB-57

23. PROVISIONS

The Company and its subsidiaries are parties in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the company would be debtor

The Company and its subsidiaries have made Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as “probable” (i.e. that an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	01/01/2012 restated	2012 restated	Additions	Reversals	Closed	2013
Employment-law cases	86	78	204	(33)	(103)	146
Civil cases
Consumer relations	78	60	10	(32)	(9)	29
Other civil actions	32	39	23	(17)	(22)	23
	110	99	33	(49)	(31)	52
Tax	40	35	19	(25)	(3)	26
Environmental	4	5	-	(4)	-	1
Regulatory	63	38	23	(7)	(4)	50
Other	8	10	24	(1)	(2)	31
	311	265	303	(119)	(143)	306

	Consolidated
	01/01/2012 restated	Additions	Reversals	Closed	2012 restated
Employment-law cases	86	14	(11)	(11)	78
Civil cases
Consumer relations	78	7	(21)	(4)	60
Other civil actions	32	62	(32)	(23)	39
	110	69	(53)	(27)	99
Tax	40	2	(4)	(3)	35
Environmental	4	1	-	-	5
Regulatory	63	447	(27)	(445)	38
Other	8	5	(2)	(1)	10
Total	311	538	(97)	(487)	265

The Company’s management, in view of the long periods and manner of working of the Brazilian judiciary and tax and regulatory systems, believes that it is not practical to supply information that would be useful to the users of these financial statements about the time when any cash outflows, or any possibility of reimbursements, might take place in fact. The Company’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the principal provisions and contingent liabilities are given below, these being the best estimates of expected future disbursements for these contingencies:

1)          Provisions, made for legal actions in which the chances of loss have been assessed as “probable”; and

2)          contingent liabilities, for actions in which the chances of loss are assessed as “possible”

1)          Provisions for actions with chances of loss assessed as “probable”

Employment-law cases

The Company and its subsidiaries are parties in various legal actions brought by its employees and by outsourced professionals. Most of these claims relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments. The value of the contingency is approximately R$ 536 (R$ 394 on December 31, 2012), of which R$ 146 has been provisioned (R$ 78 on December 31, 2012) – this being the probable estimate for funds needed to settle these disputes.

Consumer relations

Cemig and its subsidiaries are parties, in numerous civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from accidents involving the electricity distribution network, allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 61 (R$ 97 on December 31, 2012), of which R$ 29 (R$ 60 on December 31,2012) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 132 (R$ 111 on December 31, 2012), of which R$ 23 (R$ 39 on December 31, 2012) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stay tax execution on tax matters. The value of the contingency is approximately R$ 99 (R$ 201 on December 31, 2012), of which R$ 26 has been provisioned (R$ 35 on December 31, 2012) – this being the best probable estimate for funds needed to settle these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 5 (R$ 12 on December 31, 2012), of which R$ 1 (R$ 5 on December 31, 2013) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Regulatory

The Company and its subsidiaries are parties in numerous administrative and court proceedings in which the main issues disputed are: (i) the tariff charges in invoices relating to the use of the distribution system by a self-producer; (ii) violation of targets for indicators of continuity in retail supply of electricity; (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the “Cruzado Plan”, in 1986. The value of the contingency is approximately R$ 180 (R$ 129 on December 31, 2012), of which R$ 50 has been provisioned (R$ 38 on December 31, 2012) – this being the best probable estimate for funds needed to settle these disputes.

Other legal actions in the normal course of business

Breach of contract – provision of services of cleaning power line paths and accesses

The Company is a party in disputes on alleged losses suffered as a result of supposed breach of contract during provision of service of cleaning of power line pathways and accesses.  The amount provisioned is R$ 20, estimated as the likely amount of funds necessary to settle this dispute.

Other legal actions

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 91 (R$ 56 on December 31, 2012), of which R$ 11 (R$ 10 on December 31, 2012)  – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.  Management believes that it has adequate defense for these actions, and does not expect significant losses relating to these issues that might have an adverse effect on the Company’s financial position or the result of its operations.

2) Contingent liabilities – for cases in which the chances of loss are assessed as “possible”, and the company believes it has arguments of merit for legal defense

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity of the employees’ future benefit – the “Anuênio”

In 2006 the Company paid an indemnity to its employees, totaling R$ 178, in exchange for the rights to future payments for time of service which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority and the National Social Security Institution (Instituto Nacional de Seguridade Social, or INSS), the Company decided to apply for an order of mandamus, and the court permitted payment into Court of R$ 122. This has been posted in Escrow deposits in litigation. The amount of the contingency, updated, is R$ 219 (R$ 204 on December 31, 2012).

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) brought administrative proceedings against the Company, under various headings: employee profit shares (Participação nos Lucros e Resultados, or PLR), the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), the auxiliary education contribution (auxílio-educação), overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 824 (R$ 923 on December 31, 2012). The chances of loss have been assessed as “possible” – reflecting the belief that the requirements of Law 10101/2000 have been complied with, and also that there is no legal obligation to sign an agreement prior to the business year in question.

Non-homologation of offsetting of tax credit

The Federal tax authority (Secretaria da Receita Federal) did not homologate the declaration of offsetting of credits arising from undue or excess payment by the Company in relation to various administrative tax proceedings dealing with offsetting of federal taxes. The amount of the contingency is R$ 302 (R$ 371 on December 31, 2012). The chance of loss was classified, initially as “possible”, due to the Company believing that it has met the requirements of the National Tax Code (Código Tributário Nacional, or CTN) – and also because it is awaiting a statement of position by the Tax

Administration on the data presented. Based on favorable case law on the subject, the Company’s legal advisors have re-assessed the chance of loss on this action from ‘possible’ to ‘remote’.

Corporate tax return – restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the tax returns (DIPJs) for the calendar years from 1977 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, in the approximate total amount of R$ 363 (R$ 337 on December 31, 2012). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and inaccurate assumptions used by the inspectors in the administrative judgment.

ICMS (local state value added tax)

The Company is a party in various actions relating to ICMS tax and, if it eventually has to pay the tax applicable to these transactions, it will be able to require reimbursement from consumers to recover the amount of the tax plus any penalty payment. The principal cases are the following:

(i) A case relating to non-payment of ICMS tax on the installments that comprise the TUSD and demand contracted and not used, which were billed over the period from January 2005 through December 2010, since the amount of the tax applicable was excluded from electricity bills, in compliance with an interim injunction granted.

(ii) Various administrative and court proceedings brought by the Minas Gerais State Tax Authority charging ICMS on the transfer of excess of electricity during the period of electricity rationing.

No provision has been constituted. The estimated amount of the contingency is R$ 16 (R$ 390 on December 31, 2012). Under an agreement with the Minas Gerais State government, involving court actions on ICMS tax, the actions in which the company is being claimed against, or claiming payment, are in the process of being mutually extinguished.

Regulatory matters

Contribution for Public Illumination (CIP)

Cemig is defendant in several public civil actions (class actions), claiming nullity of the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by Cemig in the estimate of time that was used for calculation of the consumption of electricity for public illumination, funded by the Public Illumination Contribution (Contribuição para Illuminação Pública, or CIP).

The Company believes that it has arguments of merit for legal defense, and as a result has not constituted a provision for this action, the amount of which is estimated at R$ 1,291 (R$ 1,163 on December 31, 2012). The chances of loss in this action have been assessed as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Electricity Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing in 2001–2.  It obtained an interim judgment in its favor in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002.  This was to be put into effect in the CCEE starting in November 2008, and would have resulted in an additional disbursement for Cemig, for the expense on purchase of energy in the spot market, in the CCEE, in the amount of approximately R$146 (R$ 135 on December 31, 2012).  On November 9, 2008 the Company obtained an injunction in the Regional Federal Appeal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. On November 9, 2008 the Company obtained an injunction in the Regional Federal Appeal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE.

The Company has classified the chance of loss as ‘possible’, since this is a unique action (no similar action has previously been judged), and because it deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of March 6, 2013 issued by the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) established new criteria for the prorating of the cost of the additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between Free Consumers and Distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), with which the Company is associated, obtained an interim court remedy suspending the effects of Articles 2 and 3 of CNPE Resolution 3, exempting generators from payment of the ESS under the said Resolution.

The federal government filed an Interlocutory Appeal against the interim decision at the first instance, and the Regional Federal Court has begun its final judgment hearing on the matter.

As a result of the interim remedy, the CCEE (Wholesale Training Chamber) carried out the financial settlement for transactions in April through December 2013, using the criteria prior to the said Resolution.  As a result, the Company recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

The amount of the contingency is approximately R$ 109.  Based on the arguments and facts presented above, the Company’s legal advisors have considered that the risk of loss of this contingency is ‘possible’.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers.  Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. On December 31, 2013 the amount of the contingency was approximately R$ 142 (R$ 133 on December 31, 2012). The Company has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against the Company and against Aneel, for identification of all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged, arising from non-consideration of the impact of future variations in consumer electricity demand on non-manageable cost components, from the distributor’s non-manageable costs (‘Portion A’ costs), and the allegedly undue inclusion of these gains in manageable costs of the distributor (‘Portion B’” costs), causing economic/financial imbalance of the contract. The amount of the contingency is R$ 182 (R$ 163 on December 31, 2012).

Environmental matters

Impact arising from construction of plants

An environmental association, in a class action, has claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Hydroelectric Plant. The amount involved in the action is R$ 1,801 (R$ 1,582 at December 31, 2012). The Company believes it has arguments of merit for legal defense and thus has not made a provision for this action.

The chance of loss in this action is assessed as ‘possible’, since the adversary party has demonstrated no appropriate arguments.

The Public Attorney’s Office of the State of Minas Gerais has brought class actions requiring the Company to invest at least 0.5% of its annual gross operational revenue, since 1997, in environmental protection and preservation of the water tables of the municipalities where Cemig’s power plants are located, and proportional indemnity for allegedly irreparable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12503/97.

The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF).

No provision has been made, since the Company has classified the chance of loss as ‘possible’.  The amount of the contingency is R$ 108 (R$ 94 on December 31, 2012).

Other contingent liabilities

Breach of contract – Luz Para Todos (‘Light for Everyone’) Program

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (“Light for Everyone”).  The estimated amount is R$ 155, and no provision has been made.  The Company has classified the possibility of loss as ‘possible’ as a result of the analysis made of the argument and documentation used by the contractors when attempting to make the Company liable for any losses that occurred.

Action in which the Company is claimant and in which economic benefits are probable

Pasep and Cofins – Widening of the calculation base

The holding company applied to the Courts for a declaration of illegality of § 1 of Article 3 of Law 9718 of November 27, 1998, in relation to the widening of the calculation base of the Pasep and Cofins taxes on Financial revenue and Other non-

operational revenues, for the period from 1999 to January 2004.  The Company was finally awarded judgment in its favor, subject to no further appeal.  As a result, transfer of the credit to its subsidiaries Cemig GT and Cemig D was authorized, in the respective percentages of 48.07% and 51.93% of the total claimed, these sums being able to offset other taxes with the federal government.  As a result, a gain of R$ 151 was reported in the Statement of income of Cemig GT; and of R$ 163 in Cemig D – both were accounted in December 2013.

24. EQUITY AND REMUNERATION TO STOCKHOLDERS

(a)         Share capital

The Company’s share capital, in shares with nominal value of R$ 5.00 (five reais), fully paid up, is as follows:

Stockholders	Number of shares on December 31,2013
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51	65,965,387	8	280,380,126	22
Other entities of M.G. State	56,703	-	13,036,270	2	13,092,973	1
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	55,080,872	13	209,157,483	25	264,238,355	21
Rest of world	12,511,546	3	507,246,043	60	519,757,589	41
Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Stockholders	Number of shares on December 31, 2012
	Common	%	Preferred	%	Total	%
Minas Gerais State	189,991,615	51	-	-	189,991,615	22
Other entities of M.G. State	50,246	-	8,821,839	2	8,872,085	1
AGC Energia S.A.	122,901,990	33	-	-	122,901,990	14
Others
In Brazil	49,999,792	13	159,644,811	33	209,644,603	25
Rest of world	9,893,442	3	311,714,493	65	321,607,935	38
Total	372,837,085	100	480,181,143	100	853,018,228	100

Stockholders	Number of shares on Jan. 1, 2012
	Common	%	Preferred	%	Total	%
Minas Gerais State	151,993,292	51	-	-	151,993,292	22
Other entities of M.G. State	40,197	-	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	-	-	98,321,592	14
Others
In Brazil	35,420,497	12	73,185,353	19	108,605,850	16
Rest of world	12,494,090	4	303,902,089	79	316,396,179	47
Total	298,269,668	100	384,144,914	100	682,414,582	100

Increase in share capital

The General Meeting of Stockholders held on April 30, 2013 approved an increase in the registered capital of Cemig from R$ 4,265 to R$ 4,813 with issue of 109,654,157 new shares, through capitalization of R$ 548 from capital reserves, with consequent distribution of a stock dividend of 12.854843355% in new shares to stockholders, of the same type as those held, with nominal value of R$ 5.00 (five reais).

The Extraordinary General Meeting of Stockholders held on December 26, 2013 approved an increase in the registered capital of Cemig from R$ 4,813 to R$ 6,294 with issue of 296,169,269 new shares, through capitalization of R$ 1,481 from capital reserves, with consequent distribution of a stock dividend of 30.765323033% in new shares to stockholders, of the same type as those held, with nominal value of R$ 5.00 (five reais).

Earnings per share

As a result of the capital increase, in 2013, with the issuance of 296,169,269 new shares, without a corresponding entry of funds into the Company, the profit per share is retrospectively presented, considering the new number of shares in the Company’s capital.

The number of shares used in the calculation of basic profit and diluted profit per share, including the effect of the new shares for the business year 2013, is as follows:

Number of shares	2013	2012
Common shares	420,764,708	420,764,708
Preferred shares	838,076,946	838,076,946
	1,258,841,654	1,258,841,654
Held in treasury	(536,655)	(536,655)
Total	1,258,304,999	1,258,304,999

Considering that each class of share participates equally in the profit reported, the profit per share in the business years 2013 and 2012 was, respectively, R$ 2.47 (two reais and forty-seven cents) and R$ 3.39 (three reais and thirty-nine cents). These figures are calculated based on the Company’s number of shares on December 31, 2013, making adjustment to the compared profit per share of 2012.

The Company does not have any dilutive instruments. For this reason its diluted profit is the same as its basic profit.

Stockholders’ agreement

On August 1, 2011, the government of Minas Gerais State signed a Stockholders’ Agreement with AGC Energia S.A., with BNDES Participações S.A. as consenting party, valid for 15 years. The agreement maintains the State of Minas Gerais as dominant, sole and sovereign controlling stockholder of the Company, and attributes to AGC Energia certain prerogatives for the purpose of contributing to the sustainable growth of the Company, among other provisions.

(b)    Reserves

The account lines Capital Reserves and Profit Reserves are made up as follows:

Capital reserves	2013	2012	01/01/2012
Remuneration of property, plants and equipament in progress – Own capital	-	1,313	1,313
Investment-related subsidies	1,857	2,573	2,573
Goodwill on issuance of shares	69	69	69
Shares in Treasury	(1)	(1)	(1)
	1,925	3,954	3,954

The Reserve for remuneration of property, plant and equipment in progress – Own capital refers to the Company’s own capital spent on constructing property, plant, and equipment assets, which is recorded in Property, plant, and equipment with a counterpart in Equity.  In 1999 the Company ceased its accumulation of this reserve.

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

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Profit reserves	2013	2012	01/01/2012
Legal reserve	853	853	683
Reserve under the By-laws	2,861	1,304	1,141
Retained earnings reserve	71	71	1,383
Proposal for distribution of additional dividends	55	628	86
	3,840	2,856	3,293

Legal reserve

Constitution of the Legal Reserve is obligatory, up to the limits established by law. The purpose of the Reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not deposit in the Legal Reserve in 2013 due to its having reached its legal limit.

Reserve under the by-laws

The Reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained Earnings reserve

The Retained Earnings Reserves are for profits not distributed in previous years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings planned for the 2014 business year. The retentions are supported by capital budgets approved by the Board of Directors in the periods in question.

The Reserve for the Proposal for distribution of additional dividends

The Company records in the Profit Reserve the part of the dividends proposed by management that exceeds 50% of the net profit for the business year (this 50% is the minimum obligatory dividend specified by the by-laws), and this amount is to be transferred to Liabilities, as Dividends payable, when and if the Annual General Meeting approves the Proposal that has been made for its payment.

(c)     Dividends

Ordinary dividends

Under its by-laws, Cemig is required to pay to its stockholders, as obligatory dividends, 50% of the net profit of each business year.

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares. They have the right to a minimum annual dividend equal to the greater of:

(a)    10% of their par value and

(b)    3% of the portion of equity that they represent.

Under the by-laws, Cemig’s shares held by private individuals have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient profits to pay dividends to its stockholders. This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951 and Article 1 of State Law 8796 of April 29, 1985.

Since the holders of the preferred and common shares have different dividends, rights to vote and liquidation conditions, the basic profits per share were calculated by the ‘two-classes’ method.  This is a formula for allocation that determines the profit per share for the preferred and common shares in accordance with the dividends to be paid, as required by the Company’s by-laws and the rights to participation in non-distributed profit.

Under the Company’s by-laws, if the Company is able to pay dividends higher than the obligatory minimum dividend required for the preferred stockholders, and the remainder of net profit is sufficient to offer equal dividends for both the common and preferred shares, then the dividends per share will be the same for the holders of common shares and the holders of preferred shares.  In all the periods presented, the Company has distributed equal dividends per share to the two classes of holders.

Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

The calculation of the dividends proposed for distribution to stockholders for 2013 and is as follows:

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	Holding company
2013
Nominal value of the preferred shares	4,190
Percentage applied to the nominal value of the preferred shares	10,00%
Amount of the dividends by the First payment criterion	419

Equity	12,638
Preferred shares as a percentage of Equity (net of shares held in Treasury)	0,6658
Portion of Equity represented by the preferred shares	8,415
Percentage applied to the portion of Equity represented by the preferred shares	3,00%
Amount of the dividends by the Second payment criterion	252

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	419

Obligatory Dividend
Net profit for the period	3,104
Obligatory dividend – 50.00% of net profit	1,552

Dividends proposed
Interest on Equity	533
Ordinary dividends	1,068
1,601
Income tax withheld at source on Interest on Equity	(49)
1,552
Additional dividends proposed	55
Total dividends (net of withholding Income tax on Interest on Equity)	1,606

Total of the dividend for the preferred shares	1,069
Total of the dividend for the common shares	537

Dividends per share – R$
Minimum Dividends required by the by-laws for the preferred shares	0.50
Obligatory Dividend	1.23
Dividends proposed (net of withholding Income tax on Interest on Equity)	1.28

In December 2013 the Company declared payment of Interest on Equity, which will be considered as on account of the calculation of the obligatory dividend of 2013, in the amount of R$ 533, corresponding to R$ 0. 42 (forty-two cents) per share, paid in December 2013, and with this achieved a tax benefit of R$ 181.

Extraordinary dividends

Cemig’s Bylaws establish that, without prejudice to the obligatory dividend, every two years, or more frequently if the Company’s cash position permits, the Company will use the specific profit reserve for the distribution of extraordinary dividends, up to the limit of cash available, as decided by the Board of Directors, always complying with the Company’s Strategic Guidelines Plan and the dividend policy specified in that plan.

(d)    Equity valuation adjustments

	Consolidated
Equity valuation adjustments	2013	2012 restated	01/01/2012 restated
Adjustments to actuarial liabilities – Employee Retirement Benefits	(6)	(124)	(25)
Other comprehensive income in subsidiary and jointly-controlled subsidiary
Deemed cost of PP&E	850	959	1,080
Adjustments on conversion of the financial statements	17	10	5
Adjustments to actuarial liabilities – Employee Retirement Benefits	(282)	(370)	(54)
Cash flow hedge instruments	-	-	1
	585	599	1,032
Equity valuation adjustments	579	475	1,007

Conversion adjustments refers to the foreign exchange variance incurred upon conversion and consolidation of Transchile’s financial statements, based on the period-end exchange rates. This difference is posted directly in this account of Equity.

The amounts reported as deemed cost of the generation assets are due to the new valuation of the generation assets, with the assessment of their fair value at replacement cost in the initial adoption of international financial standards on January 1, 2009.

The new valuation of the generation assets resulted in an increase in their value, posted in the specific line of Equity, net of the tax effects.

25. REVENUE

	Consolidated
	2013	2012	2011
Revenue from supply of electricity (a)	14,741	15,380	14,026
Revenue from use of the electricity distribution systems (TUSD) (b)	1,008	1,809	1,771
Transmission revenue
Transmission concession revenue (c)	404	662	612
Transmission construction revenue (d)	91	107	57
Transmission indemnity revenue (c)	21	192	-
Distribution construction revenue (d)	884	1,229	1,175
Transactions in electricity on the CCEE	1,193	387	175
Other operational revenues (e)	1,047	506	362
Deductions from revenue (f)	(4,762)	(6,135)	(5,785)
Net operational revenue	14,627	14,137	12,393

a)    Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	GWh (1)			R$
	2013	2012	2011	2013	2012	2011
Residential	9,473	8,871	8,548	4,518	4,890	4,162
Industrial	23,452	25,473	25,533	4,023	4,388	4,188
Commercial. Services and Others	6,036	5,723	5,336	2,354	2,533	2,271
Rural	3,028	2,857	2,633	741	782	704
Public authorities	861	830	802	328	364	336
Public illumination	1,267	1,242	1,195	311	342	314
Public service	1,242	1,186	1,150	320	355	331
Subtotal	45,359	46,182	45,197	12,595	13,654	12,306
Own consumption	35	34	35	-	-	-
Supply not yet invoiced. net	-	-	-	2	37	216
	45,394	46,216	45,232	12,597	13,691	12,522
Wholesale supply to other concession holders (2)	16,127	13,368	14,150	2,144	1,689	1,504
Total	61,521	59,584	59,382	14,741	15,380	14,026

(1)  Data not reviewed by external auditors.

(2) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

b)   Revenue from Use of Distribution Systems (the TUSD charge)

A significant part of the large industrial consumers in the concession areas of Cemig D and Light are now ‘Free Consumers’ – energy is sold to theme by the Cemig group’s generation and transmission company, Cemig GT, as well as other generators.  When these users became Free Consumers, they began to pay separate charges for use of the distribution network. This line (“TUSD”) records those charges.

Under the third Tariff Review of the subsidiary Cemig D, the tariff for use of the distribution system (TUSD) was reduced by an average of 33.22%.

c)   Transmission Concession Revenue and Indemnity Revenue

For the transmission concessions, revenue includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines.

In 2012 the Company posted an estimated gain reflecting indemnity for the transmission assets that were included in the criteria of Provisional Measure 579. There are more details on this in Explanatory Note 4.

d)   Construction revenue

Construction Revenue is substantially offset by Construction costs, and corresponds to the Company’s investments in assets of the concession in the period. In certain projects, it also includes the profit margin involved in the operation.

e)              Other operational revenues

	Consolidated
	2013	2012	2011
Charged service	10	17	13
Telecoms services	127	145	149
Services rendered	122	96	75
Subsidies (*)	673	176	56
Rental and leasing	57	71	67
Other	58	1	2
	1,047	506	362

(*) Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras.

f)                  Deductions from revenue

	Consolidated
	2013	2012	2011
Taxes on revenue
ICMS tax	2,780	3,087	2,839
Cofins tax	1,301	1,400	1,293
PIS and Pasep taxes	282	304	281
Other	5	5	4
	4,368	4,796	4,417
Charges to the consumer
Global Reversion Reserve – RGR	70	217	172
Energy Efficiency Program (P.E.E.)	40	28	34
Energy Development Account – CDE	132	498	430
Quota for the Fuel Consumption Account – CCC	25	458	628
Research and Development – P&D	41	35	27
National Scientific and Technological Development Fund – FNDCT	33	35	27
Energy System Expansion Research – EPE	18	17	14
Emergency capacity charge	27	26	18
0.30% additional payment (Law 12111/09)	8	25	18
	394	1339	1,368
	4,762	6,135	5,785

26.  OPERATIONAL COSTS AND EXPENSES

	Consolidated
	2013	2012	2011
Personnel (a)	1,284	1,173	1,104
Employees’ and managers’ profit shares	221	239	219
Post-retirement liabilities	176	134	124
Materials	123	73	81
Outsourced services (b)	917	906	858
Electricity purchased for resale (c)	5,207	4,683	3,330
Depreciation and amortization	824	763	786
Royalties for use of water resources	131	185	153
Provisions (reversals) for operational losses (d)	305	671	166
Charges for the use of the national grid	575	883	748
Construction costs (e)	975	1,336	1,232
Other operational expenses. net (f)	493	481	327
	11,231	11,527	9,128

a)              Personnel expenses

	Consolidated
	2013	2012	2011
Remuneration and salary-related charges and expenses	1,039	1,031	987
Supplementary pension contributions – Defined-contribution plan	77	71	67
Assistance benefits	140	136	132
	1,256	1,238	1,186

Voluntary retirement program	78	34	20
(–) Personnel costs transferred to Works in progress	(50)	(99)	(102)
	28	(65)	(82)
	1,284	1,173	1,104

Employee retirement programs

The PID Incentive Retirement Program

For the period January 17, 2013 to March 27, 2013, the Company created the PID retirement program, available only to employees who already satisfied the full conditions for retirement under the National Social Security System (Instituto Nacional de Seguridade Social, or INSS), and also qualified for retirement through Forluz, and had been with the Company for a minimum of 20 years. The PID program offered four times the gross monthly remuneration, six months’ contribution to the health plan on top of the other indemnity payments specified by Law. 1,069 employees accepted the terms of the PID and subscribed to it.

b)             Outsourced services

	Consolidated
	2013	2012	2011

Collection / Meter reading / Bill delivery Agents	183	173	150
Communication	63	100	86
Maintenance and conservation of electrical facilities and equipment	208	197	187
Building conservation and cleaning	87	72	55
Contracted labor	17	31	58
Freight and airfares	8	10	10
Accommodation and meals	15	19	18
Security services	23	21	21
Consultancy	21	14	13
Maintenance and conservation of furniture and utensils	38	40	44
Maintenance and conservation of vehicles	9	11	21
Disconnection and reconnection	17	33	27
Environment	27	27	27
Legal services and procedural costs	32	20	11
Tree pruning	24	26	25
Cleaning of power line pathways	32	36	33
Copying and legal publications	9	12	10
Inspection of consumer units	5	6	2
Printing of tax invoices and electricity bills	7	5	6
Aircraft maintenance	1	1	1
Other	91	52	53
	917	906	858

c)              Electricity purchased for resale

	Consolidated
	2013	2012	2011

Electricity acquired in Regulated Market auctions	2,121	2,209	1,515
Electricity acquired in the Free Market	1,285	707	637
From Itaipu Binacional	1,016	886	761
Physical guarantee quota contracts	226	-	-
Quotas from Angra I and II Nuclear Plants	160	-	-
Spot market	304	768	287
Proinfa Program	256	228	178
‘Bilateral contracts’	333	291	275
Credits of Pasep and Cofins taxes	(494)	(406)	(323)
	5,207	4,683	3,330

d)             Operational provisions (reversals)

	Consolidated
	2013	2012	2011
Allowance for doubtful receivables	121	227	92
Contingency provision
Employment-law cases	171	3	7
Civil cases	(16)	31	57
Tax	(5)	(3)	-
Environmental	(4)	1	-
Regulatory	16	419	4
Other	22	(7)	6
	184	444	74
	305	671	166

Cemig D provisioned the amount of R$ 159 in 2012 for doubtful receivables, relating to amounts receivable from industrial consumers, due to non-payment of ICMS applicable to the portions that comprise the TUSD charge.

Of the amount of R$ 423 provisioned in 2012, relating to the regulatory contingencies, R$ 403 refers to the amount that the State retained and passed through to the federal government under the Term of Reconciliation signed to terminate the legal action between Cemig and the federal government related to the now-extinct CRC account. For more details please see Explanatory Note 12.

e)              Construction cost

	Consolidated
	2013	2012	2011

Personnel and managers	52	84	79
Materials	387	646	472
Outsourced services	461	547	604
Other	75	59	77
	975	1,336	1,232

f)                  Other operational expenses, net

	Consolidated
	2013	2012	2011

Leasings and rentals	104	101	84
Advertising	43	7	24
Own consumption of electricity	13	14	19
Subsidies and donations	40	37	32
Aneel inspection charge	40	42	41
Paid concession	22	25	21
Taxes and charges (IPTU. IPVA and others)	85	34	25
Insurance	8	8	6
CCEE annual charge	8	6	6
Net loss on deactivation and disposal of assets	84	126	22
Forluz – Administrative running cost	22	23	-
Support and sponsorships	8	4	-
Property and use rights	5	5	6
Indemnities – legal	4	2	7
Other (Recovery of) expenses	7	47	34
	493	481	327

Operational Leasing

The Company has operational leasing contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the Company’s total costs.

27.  FINANCIAL REVENUES AND EXPENSES

	Consolidated
	2013	2012	2011
FINANCIAL REVENUES
Income from cash investments	300	201	342
Late charges on overdue electricity bills	159	154	124
Foreign exchange variations	16	15	20
Pasep and Cofins taxes charged on financial revenues (Note 11)	81	(42)	(42)
Gains on financial instruments	2	21	15
FIDC revenues	-	88	49
Monetary variations	-	19	203
Monetary updating on Court escrow deposits (Note 11)	209	-	-
Monetary updating of CRC Account (Note 12)	43	2.383	-
Net updating of the Financial assets of the concession	5	-	-
Adjustment to present value	2	12	-
Other	68	72	40
	885	2.923	752
FINANCIAL EXPENSES
Costs of loans and financings	(698)	(811)	(907)
Foreign exchange variations	(45)	(31)	(27)
Monetary updating – Loans and financings	(235)	(177)	(135)
Monetary updating – Paid concession	(24)	(32)	(21)
Monetary updating – R&D and P.E.E.	-	(24)	-
Monetary updating – Other	-	(17)	-
Charges and monetary updating on Post-retirement liabilities	(95)	(93)	(106)
Other	(97)	(109)	(196)
	(1.194)	(1.294)	(1,392)
NET FINANCIAL REVENUE (EXPENSES)	(309)	1.629	(640)

The Pasep and Cofins expenses apply to Interest on Equity.

In 2013 Cemig received a final judgment in its favor, against which there is no further appeal, in its legal action challenging the legality of §1º of Article 3 of Law 9718, of November 27, 1998, which had sought to expand the taxable calculation base for the Pasep and Cofins contributions on Financial revenue and Other non-operational revenues, for the period 1999 through January 2004. In a consequent decision authorization was given to transfer the credit to its subsidiaries, as to 51.93% for Cemig D, and 48.07% for Cemig GT, and for these credits to be used to offset other federal taxes. Of the total gain of R$ 313, R$ 127 was recognized as reversal of Pasep and Cofins, and R$ 186 as revenue from monetary updating.

28. RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries and jointly-controlled subsidiaries are:

	ASSETS		LIABILITIES		REVENUE		EXPENSES
COMPANY	31/12/2013	31/12/2012 restated	31/12/2013	31/12/2012 restated	31/12/2013	31/12/2012	31/12/2013	31/12/2012
LIGHT
Current
Transactions in electricity (1)	1	0	1	1	20	31	-	(8)
Interest on Equity. and dividends	-	19	-	-	-	-	-	-

GASMIG
Current
Interest on Equity. and dividends	-	21	-	-	-	-	-	-

CENTROESTE
Current
Interest on Equity. and dividends	1	-	-	-	-	-	-	-

ERTE
Current
Interest on Equity. and dividends	6	8	-	-	-	-	-	-

EATE
Current
Transactions in electricity (1)	-	-	1	2	-	-	(5)	(14)

TAESA
Current
Transactions in electricity (1)	-	-	3	4	-	-	(29)	(34)
Interest on Equity. and dividends	-	38	-	-	-	-	-	-

BAGUARI
Current
Transactions in electricity (1)	-	-	0	1	-	0	(6)	(5)
Interest on Equity. and dividends	6	26	-	-	-	-	-	-

LIGHTGER
Current
Transactions in electricity (1)	-	-	-	-	-	-	(10)	-

PIPOCA
Current
Interest on Equity. and dividends	2	3	-	-	-	-	-	-

MINAS GERAIS STATE
Current
Debentures (3)	-	-	59	53	-	-	(7)	(6)
Accounts receivable from Minas Gerais state government - CRC Account (2)	-	2.422	-	-	-	-	-	-
Financings - Minas Gerais Development Bank	-	-	8	9	-	-	-	-

FORLUZ
Current
Post-retirement benefits (4)	-	-	57	51	-	-	(101)	(93)
Personnel expenses (5)	-	-	-	-	-	-	(77)	(72)
Administrative running costs (6)	-	-	-	-	-	-	(22)	(22)
Operational leasing (8)	-	-	1	1	-	-	(17)	(17)
Non-current
Post-retirement benefits (4)	-	-	750	764	-	-	-	-

CEMIG SAÚDE
Current
Health Plan and Dental Plan (7)	-	-	68	-	-	-	-	-
Non-current
Health Plan and Dental Plan (7)	-	-	973	612	-	-	(91)	(74)

Main material comments on the above transactions:

(1) Transactions in electricity between generators and distributors are through auctions organized by the federal government; transport of electricity by transmission companies take place under the centralized operation of the National Electricity System Operator (ONS).  These transactions thus take place on terms equivalent to those of arm’s length transactions.

(2) Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. See more information in Explanatory Note 12 to the consolidated financial statements.

(3) Private issue of R$ 120 in non-convertible debentures, updated by the IGP-M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. Contracts have been adjusted to present value.

(4) The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Explanatory Note 22) and will be amortized up to the business year of 2024.

(5)    Cemig’s contributions to the Pension Fund relating to the employees participating in the Mixed Plan (see Explanatory Note 22), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(6)    Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.

(7)    Contribution by the sponsor to the employees’ Health Plan and Dental Plan.

(8)    Rental of the head office building.

Guarantees and sureties for loans, financings and debentures

Cemig is guarantor or surety for loans, financings and debentures of the following related parties:

Related party	Relationship	Type	Object of guarantee	2013	Maturity
Norte Energia	Affiliated company	Guarantee	Financing	750	2042
Saesa	Jointly-controlled subsidiary	Surety	Financing	971	2034
Saesa	Jointly-controlled subsidiary	Guarantee	Debentures	218	2037
Centroeste	Jointly-controlled subsidiary	Guarantee	Financing	12	2023
				1,951

Remuneration of key management personnel

The total remuneration to the members of the Board of Directors and the Chief Officers in 2013 and 2012 was as follows:

	2013	2012
Remuneration	9	8
Profit shares	2	2
Post-retirement benefits	1	1
Assistance benefits	—	1
	12	12

For more information on the principal transactions, please see Explanatory Notes 12, 18, 22 and 26.

29.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company and its subsidiaries are restricted to: Cash and cash equivalents; Securities; Consumers and traders; Concession holders – transport of electricity; Financial Assets of the Concession; Restricted cash; Escrow deposits in litigation; Loans and financings; Obligations payable under concessions; and Post-employment obligations; the gains and losses on transactions being recorded in full by the Accrual Method.

The Company’s financial instruments and those of its subsidiaries are recorded at fair value and measured in accordance with the following classifications:

■                  Loans and receivables: In this category are: Cash equivalents; Receivables from consumers; Traders and concession holders – transport of electricity; Restricted cash; Escrow deposits in litigation; and Financial assets of the concession not covered by Law 12783/2013 (Provisional Measure 579). They are recognized at nominal realization values, which are similar to fair value.

■                Financial instruments measured at fair value through profit or loss: Securities are in this category. They are valued at fair value and the gains or losses are recognized directly in the Statement of income.

■                  Financial instruments held to maturity: Securities are in this category, when there is a positive intention to hold them to maturity. They are measured at amortized cost, using the effective interest method.

■                Financial instruments available for sale: As from December 31, 2012, in this category are: Financial assets of the concession covered by Law 12783/13. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), which is equivalent to fair value on the date of these financial statements.

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

Financial instrument categories	2013		2012		01/01/2012
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Financial assets:
Loans and receivables

Cash equivalents – Banks	75	75	73	73	88	88
Cash equivalents – Cash investments	2,127	2,127	1,846	1,846	2,016	2,016
Consumers and traders	2,092	2,092	2,079	2,079	2,129	2,129
Concession holders – Transport of electricity	249	249	357	357	308	308
Credits from Minas Gerais State Government	-	-	2,422	2,422	-	-
Financial assets of the concession	245	245	178	178	758	758
Escrow deposits in litigation	1,180	1,180	1,301	1,301	1,276	1,276
Restricted cash	2	2	132	132	3	3
	5,970	5,970	8,388	8,388	6,578	6,578

Available for sale
Financial assets of the concession	5,559	5,559	5,585	5,585	3,118	3,118

Held to maturity
Securities	385	385	582	584	-	-

Measured at fair value through profit or loss:
Held for trading
Securities	638	638	174	174	356	356

Derivative instruments – Swap contract	-	-	20	20	-	-

Financial liabilities:
Valued at amortized cost
Suppliers	1,066	1,066	1,306	1,306	844	844
Debt agreed with pension fund (Forluz)	808	808	815	815	846	846
Concessions payable	172	267	188	368	138	190
Loans. financings and debentures	9,457	9,620	10,416	10,964	10,504	10,340
	11,503	11,761	12,725	13,453	12,332	12,220

a) Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

A key aim of the Financial Risks Management Committee is to give predictability to the Company’s cash flow and position for a maximum of 12 months, taking into account the economic scenario published by a firm of external consultants.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the Real, with significant impact on indebtedness, profit and cash flow.

To reduce its exposure to adverse changes in foreign currency rates, Cemig held certain hedge contracts at December 31, 2011 and December 31, 2012, which are described in more detail in item “b” below.

This table gives the net exposure to exchange rates:

Exposure to exchange rates	2013		2012
	Foreign currency	R$	Foreign currency	R$
US dollars
Loans and financings (Note 20)	17	40	29	60
Suppliers (Itaipu Binacional)	77	180	87	180
(–) Contracted hedges / swaps	-	-	(8)	(24)
	94	220	108	216
Euro
Loans. financings and debentures – Euros (Note 20)	2	6	3	7
Net liabilities exposed		226		223

(*) BNDES monetary unit – reflects the weighted average of the FX variations in the BNDES Basket of Currencies.

Sensitivity analysis

Based on its financial consultants, the Company estimates that in a probable scenario, the foreign exchange variation of the foreign currencies in relation to the Real at December 31, 2014 will be an appreciation of the dollar by 0.30%, for the dollar, to R$ 2.350; and against the Euro a depreciation of 8.94%, to R$ 2.938. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to the probable scenario, naming these scenarios ‘possible’ and ‘remote’ respectively.

Risk: foreign exchange rate exposure	Base scenario Dec. 31. 2013	‘Probable’ scenario	‘Possible’ scenario: FX depreciation 25%	Remote’ scenario: FX depreciation 50%

US dollar
Loans and financings (Note 20)	40	40	50	60
Suppliers (Itaipu Binacional)	180	180	226	271
	220	220	276	331
Euro
Loans and financings (Note 20)	6	6	7	8

Net liabilities exposed	226	226	283	339
Net effect of exchange rate variation		-	57	113

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 51 (R$ 45 on December 31, 2012).

The Company is exposed to the risk of increase in domestic Brazilian interest rates through its net liabilities, indexed to the variations in the Selic and CDI rates, as follows:

Exposure to domestic interest rate changes	Consolidated
	2013	2012
Assets
Cash equivalents – Short-term investments (Note 6)	2,127	1,846
Securities (Note 7)	1,023	756
Restricted cash	2	132
	3,152	2,734
Liabilities
Loans. financings and debentures – CDI rate (Note 20)	(3,944)	(5,595)
Loans. financings and debentures – TJLP (Note 20)	(142)	(162)
Contracted interest rate hedges and swaps	-	(600)
	(4,086)	(6,357)
Net liabilities exposed	(934)	(3,623)

Sensitivity analysis

In relation to the effect of interest rates in 2013, where the Company has liquid assets, the Company estimates that, in a probable scenario on December 31, 2014 the Selic rate will be 10.80% and the TJLP rate will be 5.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases of 25%, and 50%, in the Selic rate, in relation to the scenario that it considers as ‘probable’ – designating these alternative scenarios ‘possible’ and ‘remote’, respectively. Variation in the CDI rate accompanies the variation in the Selic rate.

Risk: Increase in Brazilian interest rates	31/12/2013	December 31. 2014
	Book value	‘Probable’ scenario Selic 10.80% TJLP 5.00%	‘Possible’ scenario: Selic 13.50% TJLP 6.25%	‘Remote’ scenario: Selic 16.20% TJLP 7.50%

Assets
Cash investments (Note 6)	2,127	2,357	2,414	2,472
Securities (Note 7)	1,023	1,134	1,162	1,189
Restricted cash	2	2	2	2
	3,152	3,493	3,578	3,663
Liabilities
Loans. financings and debentures – CDI rate (Note 20)	(3,944)	(4,370)	(4,477)	(4,583)

Loans and financings – TJLP (Note 20)	(142)	(149)	(151)	(153)
	(4,086)	(4,519)	(4,628)	(4,736)
Net liabilities exposed	(934)	(1,026)	(1,050)	(1,073)
Net effect of variation in interest rates		(92)	(116)	(139)

Risk of increase in inflation

On 31 December, 2013 the Company was exposed to the risk of increase in inflation, arising from its net liabilities indexed to variation in the IPCA and the IGP–M inflation rates, as follows:

Exposure to increase in inflation	2013	2012
Assets
Financial assets of the concession – IGP-M index (Note 14)	5,559	5,585

Liabilities
Loans. financings and debentures – IPCA index (Note 20)	(4,501)	(2,934)
Loans. financings and debentures – IGP-M index (Note 20)	(484)	(454)
	(4,985)	(3,388)

Net assets exposed	574	2,197

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company estimates that, in a probable scenario, on December 31, 2014 the IPCA inflation index will be 5.98% and the IGP–M inflation index will be 6.41%.  The Company has made a sensitivity analysis of the effects on its results arising from increases of 25%, and 50%, in relation to the scenario that it considers as ‘probable’ – naming these alternative scenarios ‘possible’ and ‘remote’, respectively.

Risk: increase in inflation	31/12/2013	December 31. 2014
	Book value	‘Probable’ scenario IPCA 5.98% IGP-M 6.41%	‘Possible’ scenario IPCA 7.48% IGP-M 8.01%	‘Remote’ scenario IPCA 8.97% IGP-M 9.62%
Assets
Financial assets of the concession – IGP-M index (Note 14)	5,559	5,915	6,004	6,094

Liabilities
Loans. financings and debentures – IPCA index (Note 20)	(4,501)	(4,770)	(4,838)	(4,905)
Loans. financings and debentures – IGP-M index (Note 20)	(484)	(515)	(522)	(530)
	(4,985)	(5,285)	(5,360)	(5,435)

Net assets exposed	574	630	644	659
Net effect of variation in IPCA / IGP–M indices		56	70	85

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operational activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a  conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in exclusive private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on its investment transactions through performing a rigid analysis of financial institutions’ credit, obeying operational limits with banks based on assessments that take into account the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

This table gives the flow of payments of the Company’s obligations, including debt agreed with the pension fund, loans, financings and debentures, floating-rate and fixed-rate, including future interest up to the date of contractual maturities:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans. financings and debentures	558	743	1201	6029	5447	13,978
Concessions payable	2	5	14	63	150	234
Debt agreed with pension fund (Forluz)	9	26	72	489	855	1,451
	569	774	1,287	6,581	6,452	15,663
- Fixed rate
SUPPLIERS	1,066	-	-	-	-	1,066
	1,635	774	1,287	6,581	6,452	16,729

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers.  Negotiations are also entered into for receipt of any receivables in arrears. The risk is also reduced by the extremely wide client base.

The allowance for doubtful debtors constituted on December 31, 2013, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries and jointly-controlled subsidiaries, was R$ 533.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004, in which each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies.  The Company assigns each financial institution a maximum fund allocation limit, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and two investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.           Rating by two risk rating agencies.

2.           Equity greater than R$ 400.

3.           Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set, as follows:

Limit per bank
Group	Equity	Concentration	(% of Equity)**
A1	Over R$ 3.5 billion	Minimum 80%	7.0%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	2.8% to 7.0%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	1.6% to 4.2%

** The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

Further to these points, Cemig also establishes two concentration limits:

1.           No bank may have more than 30% of the Group’s portfolio.

2.           No bank may have more than 50% of the portfolio of any individual company.

Risk of early maturity of debt

The subsidiary Cemig GT has a financing contract with a restrictive covenant, normally applicable to this type of transaction, related to compliance with a financial index, which also has an impact on other loans due to cross-default clauses. Non-compliance with these covenants could result in early maturity of debts.

On December 31, 2013, all restrictive covenants were complied with.

b) Financial instruments – Derivatives

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of derivatives transactions are not posted in the statement of financial position, since they refer to transactions which do not require payments in full, but only payments of the gains or losses that actually occur – which are recorded at fair value. The net results of these transactions in 2013 was a gain of R$ 1 (compared to a loss of R$ 20 in 2012), posted in Financial revenue (expenses). The transactions in derivatives were settled during 2013, and as a result at December 31, 2013 the Company had no transactions of this nature open. The contracts were swaps of foreign exchange rates and interest rates, in which the counterparty was the bank Santander–ABN.

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. The Committee implements action plans and sets guidelines for proactive control of the financial risks environment.

Calculation of fair value of financial positions

The fair value of cash investments has been calculated taking into consideration the market values of each security, or available market information that make such a calculation possible, and the future interest rates and foreign exchange rates applying to similar securities. The market value of the security represents its value at maturity, discounted to present value using the factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by the subsidiary Cemig D as of December 31, 2013 and 2012.

Cemig’s right	Cemig’s obligation	Maturity period	Trading market	Value of	Realized gain (loss)		Amount	Amount
				principal			received	paid
				contracted	31/12/2013	31/12/2012	31/12/2013	31/12/2013
US$ FX rate + 5.58% p.a. to 7.14% p.a.	R$ 100% of CDI + 1.5% p.a. to 3.01% p.a.	April 2009 to June 2013	Over-the- counter	US$8	-	(24)	-	(24)
11.47% p.a.	96% of CDI	Maturity May 10. 2013	Over-the- counter	R$ 600	1	44	45	-
					1	20

Value and type of margin guarantees

The Company does not make margin deposits for derivative instruments.

Capital management

This table shows the Company’s net liabilities in relation to its Equity at the end of the business year:

	31/12/2013	31/12/2012 restated	01/01/2012
Total liabilities	17,176	21,020	17,955
(–) Cash and cash equivalents	(2,202)	(1,919)	(2,104)
(–) Restricted cash	(2)	(133)	(3)
Net liabilities	14,972	18,968	15,848

Total of equity	12,638	11,550	11,666
Net liabilities / Equity	1.18	1.64	1.36

30. MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

■              Level 1 – Financial instruments at fair value, determined on the basis of public price quotations in active markets.

■              Level 2. Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 generally includes internal models to estimate the price, in this case are used  observable inputs in active markets. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used.  The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

■              Level 3. No active market: Unobservable inputs: Fair value measurements are those derived from valuation techniques, such as discounted cash flow analysis, that include inputs for the asset or liability that are not based on observable market data.

This is a summary of the instruments that are measured at fair value:

	Balance at December 31. 2013	Fair value at December 31. 2013
		Active market –	No active market –	No active market –
		Quoted price	Valuation technique	Unobservable inputs
		(Level 1)	(Level 2)	(Level 3)
Assets
Securities
Bank certificates of deposit	117	-	117	-
Treasury Financial Notes (LFTs)	38	-	38	-
Financial Notes – Banks	355	-	355	-
Debentures	107	-	107	-
Other	21	-	21	-
	638	-	638	-
Restricted cash	2	-	2	-
Financial assets of the concession	5,559	-	-	5,559
	6,198	-	640	5,559

Fair value calculation of financial positions

Financial assets of the concession: Measured at New Replacement Value (VNR), equivalent to fair value, according to criteria established in regulations by the Grantor based on the value of the assets in service belonging to the concession and which will be reversible at the end of the concession.

The Company recorded the financial assets of the concession at fair value at December 31, 2012. The movement in financial assets of the concession is stated in Explanatory Note 14.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed-income and FX markets applicable to similar securities.  The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

31. INSURANCE

Cemig and its subsidiaries maintain insurance policies to cover damages to certain items of their assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

Assets	Cover	Period of cover	Amount insured	Annual premium
Air transport – Aircraft	Fuselage	Apr. 29, 2013 to Apr. 29, 2014	US$12 US$28	-
	Third party liability	Apr. 29, 2013 to Apr. 29, 2014
Stores, building facilities and telecoms equipment	Fire (1)	Nov. 8, 2012 to Jan. 8, 2014	R$937	-
Operational risk – generators, rotors, and power equipment above R$ 1.5 million	Total (2)	Dec. 7, 2013 to Dec. 7, 2014	R$1.912	R$2
Specified risks	Fire, lightning, explosion, machine breakage, electrical damage, riot, strike, lockout	Apr. 19, 2013 to Apr. 19, 2014	R$35
Third party liability	Fire, lightning, explosion, machine breakage, electrical damage, riot, strike, lockout	Apr. 19, 2013 to Apr. 19, 2014	R$12

(1) The new period of cover is from January 8, 2014 to January 8, 2015, except for oil stock tanks of the Igarapé thermal plant, which was included in the operational risks policy, which runs to December 7, 2014, and stores, which is in the process of being contracted.

(2) The maximum indemnity limit (MIL) is R$ 191.

Cemig does not have general third-party liability insurance covering accidents, except for its aircraft, and is not seeking proposals for this type of insurance. Additionally, Cemig has not sought proposals for, and does not have current policies for, insurance against events that could affect its facilities, such as earthquakes, floods, systemic failures or business interruption risk.  The Company has not suffered significant losses as a result of the above-mentioned risks.

32.     COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, contracts with contractors for construction of new projects, and purchase of electricity from Itaipu and other sources, as follows:

	2014	2015	2016	2017	2018	After 2018	Total
Loans and financings	2,232	1,306	1,470	939	639	2,871	9,457
Purchase of electricity from Itaipu	819	841	798	839	822	27,889	32,008
Purchase of electricity at auctions	2,555	2,440	2,368	2,529	2,715	63,094	75,701
Purchase of energy – ‘bilateral contracts’	309	312	272	278	291	1,740	3,202
Quotas for Angra 1 and Angra 2	140	148	169	179	188	8,873	9,697
Physical quota guarantees	289	230	255	274	278	13,108	14,434
Transport of electricity from Itaipu	22	29	31	32	34	1,714	1,862
Other electricity purchase contracts	1,666	2,078	1,916	2,281	2,131	39,571	49,643
Paid concession	20	18	15	13	12	95	173
Debt to pension plan – Forluz	57	61	64	69	73	484	808
Operational leasing contracts	69	50	17	17	17	67	237
Total	8,178	7,513	7,375	7,450	7,200	159,506	197,222

33. SUBSEQUENT EVENTS

Payments to debenture holders

On January 14, 2014 the Executive Board of Cemig GT approved payment of amortizations and interest of the second Series of the Company’s second Debenture Issue in the total amount of R$ 547. The payment was made on January 15, 2014.

On February 14, 2014 payment of interest totaling R$ 106 on the First, Second and Third Series of the third Debenture Issue was approved. The payment was made on February 17, 2014.

On February 14, 2014 payment of interest totaling R$ 129 on the Third, First and Second Series of the third Debenture Issue was approved.  The payment was made on February 17, 2014.

Cemig and the EPM group have formed a consortium to participate in the process of sale of the Colombian electricity utility Isagen

On March 7, 2014 Cemig informed the market of the formation of a consortium with Empresas Públicas de Medellín (EPM), a public service utility company of Colombia, to take part in the process of privatization of the company Isagén.

Increase of Cemig’s interest in Madeira Energia

On March 11, 2014, the investment fund Fundo de Investimento em Participações Melbourne – FIP Melbourne, in which Cemig Geração e Transmissão S.A. (Cemig GT) is a unit holder, as Purchaser, represented by Banco Modal S.A., signed a share purchase agreement with Andrade Gutierrez Participações S.A. (“AGP”), as Vendor, governing the purchase, subject to certain conditions, of 83% (eighty three per cent) of the total share capital and 49% (forty nine per cent) of the voting shares in SAAG Investimentos S.A. (“SAAG”).By the completion date of the transaction (“the Closing Date”), SAAG will own 12.4% of Madeira Energia S.A. (‘Mesa’).

The transaction was the subject of a decision by the Board of Directors of Cemig GT at its meeting on March 6, 2014.

The acquisition will be structured through Equity Investment Funds (‘FIPs’), and other vehicles, in which Cemig GT will have minority stockholdings. Thus Cemig will not have more than 50% of the voting stock in any vehicle, and no more than 50% of the net asset value of any of the FIPs, thus preserving the private-sector nature of the structure. The price of this acquisition will be R$ 835, which will undergo monetary adjustment by the IPCA (Índice Nacional de Preços ao Consumidor Amplo, or Amplified National Consumer Price) inflation Index from December 31, 2013 up to the Closing Date, augmented by any capital injections by AGP in SAAG up to the Closing Date less any dividends declared by SAAG to AGP up to the Closing Date.

Conclusion of the transaction is subject to other conditions precedent, including approvals by the Brazilian monopolies authority, Cade (Conselho Administrativo de Defesa Econômica, or Cade) and the Brazilian electricity regulator, Aneel.

Publication of Decree 8203/14 – Supply of funds from the CDE

Decree 8203/14, published on March 7, 2014, altered Decree 7891/13, to include neutralization of involuntary exposure of the distribution concession holders to the spot market, extending the coverage of passthrough of funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) for the period including January 2014.  The amount of funding from the CDE to be passed to the subsidiary Cemig D, under Aneel Dispatch 515/14, for the purchase of electricity during the month of January 2014, is R$ 91.

Tariff adjustment of Cemig D

In April 7, 2014, the Brazilian Electricity Regulator, Aneel, decided on the annual adjustment of the electricity rates charged to consumers by Cemig Distribuição S.A. (‘Cemig D’), the group’s distribution company: the new rates decided increase the amount charged to the consumer for supply of electricity by an average (across all consumer categories) of 16.33%. The increases came into effect in April 8, 2014.

* * * * * * * * * * * * *

(The original is signed by:)

Djalma Bastos de Moraes	Arlindo Porto Neto	Luiz Fernando Rolla
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer

Frederico Pacheco de Medeiros	José Carlos de Mattos	José Raimundo Dias Fonseca
Chief Corporate Management Officer	Chief Officer for the Gas Division	Chief Trading Officer

Luiz Henrique de Castro Carvalho	Fernando Henrique Schüffner Neto	Ricardo José Charbel
Chief Generation and Transmission Officer	Chief Business Development Officer	Chief Distribution and Sales Officer

Luiz Henrique Michalick		Maria Celeste Morais Guimarães
Chief Institutional Relations and Communication Officer		Chief Counsel

Leonardo George de Magalhães		Mário Lúcio Braga
Controller CRC-MG 53,140		Manager, Accounting Accountant – CRC: MG 47.822

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since December 26, 2013.

2.1

Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N,A,, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2

Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2,1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

2.3

Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4

Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N,A,, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

2.5

English Summary of the Indenture Covering Public Distribution of the Fourth Issue of Non-Convertible Unsecured Debentures, dated December 23, 2013, between Cemig Geração e Transmissão S.A. and Banco Votorantim S.A. and Banco Itau BBA.

2.6	English Summary of Seventh Issue of Commercial Promissory Notes, for Public Distribution, dated April 8, 2014 between Cemig Distribuição S.A. and BB-Banco de Investimento S.A.

4.1

Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4,1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2

Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4,2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3

Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4,3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4

Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4,4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5

Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4,3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6

First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4,5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7

Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4,6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8

Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9

First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.10

Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,6

Exhibit Number	Document
to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.11

Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12

Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4,14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13

Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4,15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribution and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4,18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Generation and Transmission and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4,19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16

Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribution and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4,20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17

Share Purchase Agreement, dated April 23, 2009, between Cemig Generation and Transmission, Terna—Rete Elettrica Nazionale S,p,A,, and CEMIG (incorporated by reference to Exhibit 4,22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4,18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4,19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20

English Summary of Put Option Agreement between Companhia Energética de Minas Gerais – CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4,20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22

English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda,, NTE - Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23

Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB — Banco de Investimento S.A. (incorporated by reference to Exhibit 4,23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

4.24

English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27.,

Exhibit Number	Document
2012 (File No. 1-15224)),

4.25

English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.26

English Summary of Put Option Agreement between Parati S,A and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27

English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda,, Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J, Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

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

4.30

Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by Cemig Distribuição S.A., dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.31

Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.32

Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais –Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)),

4.33

Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S,A,, internening by Comercial Agrícola Paineiras LTDA (“Paineiras”) e Epícares Empreendimentos e Participações LTDA (“Epícares”), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34

Letter of KPMG Auditores Independentes furnished to the SEC addressing the auditors rotation as per Item 16F(a)(1)(v) of Form 20-F, dated April 29, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.35

Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.36	English Summary of the Investment Agreement, dated August 8, 2013, between Cemig Geração e Transmissão S.A., Light Energia, RR Participações and Renova.

4.37	English Summary of Share Purchase Agreement between Cemig Geração e Transmissão S.A. and Petroleo Brasileiro S.A. - Petrobras, dated June 14, 2013.

4.38	English Summary of Share Purchase Agreement between Cemig Geração e Transmissão S.A. and Vale S.A., dated December 19, 2013.

4.39	English Summary of Share Purchase Agreement between Fundo de Investimento em Participações Melbourne and Andrade Gutierrez Participações S.A., dated March 11, 2014.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30,2014.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.