Form 20-F
period 2014-12-31
ENERGY CO OF MINAS GERAIS
filed 2015-04-29
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

420,764,708 Common Shares

838,076,946 Preferred Shares

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

We maintain our books and records in reais. We prepare our financial statements in accordance with accounting practices adopted in Brazil, and with International Financial Reporting Standards or “IFRS”, as issued by the International Accounting Standards Board (IASB). For purposes of this annual report we prepared the consolidated statements of financial position as of December 31, 2014 and 2013 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2014, 2013 and 2012, in reais in accordance with IFRS, as issued by the IASB. Deloitte Touche Tohmatsu Auditores Independentes has audited our consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012, as stated in their report appearing elsewhere herein.

We restated our consolidated financial statements as of and for the year ended December 31, 2012 and December 31, 2011 as a result of the adoption, on January 1, 2013, of IFRS 11 (Joint Arrangements). IFRS 11, which replaced IAS 31, states that jointly-controlled enterprises (joint ventures) must be accounted by the equity method and, therefore, the proportional consolidation method will no longer be allowed. We retroactively applied IFRS 11 to 2012 and 2011 for comparison purposes pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The adoption of this new pronouncement impacted several line items of our consolidated financial statements. The information for 2010 is not presented in a form adjusted to the new accounting rules applicable after January 1, 2013 – hence it is not comparable to the other years shown.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$2,6563 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 31, 2014. See “Item 3. Key Information–Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2014 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency), or ANEEL, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

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

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, principally in “Item 3. Key Information,” “Item 5, Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions relating to, among other things:

•	general economic, political and business conditions, principally in Latin America, Brazil, the State of Minas Gerais, or Minas Gerais, the State of Rio de Janeiro, or Rio de Janeiro, as well as other states in Brazil;

•	inflation and changes in currency exchange rates;

•	enforcement of legal regulation in Brazil’s electricity sector;

•	changes in volumes and patterns of consumer electricity usage;

•	competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

•	our expectations and estimates concerning future financial performance, financing plans and the effects of competition;

•	our level of debt and the maturity profile of our debt;

•	the likelihood that we will receive payment in connection with accounts receivable;

•	trends in the electricity generation, transmission and distribution industry in Brazil, and in particular in Minas Gerais and Rio de Janeiro;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	our capital expenditure plans;

•	our ability to serve our consumers on a satisfactory basis;

•	our ability to renew our concessions, approvals and licenses on terms as favorable as those currently in effect or at all;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

•	our ability to integrate the operations of companies we have acquired and that we may acquire;

•	existing and future policies of the Federal Government of Brazil, which we refer to as the Federal Government;

•	existing and future policies of the government of Minas Gerais, which we refer to as the State Government, including policies affecting its investment in us and the plans of the State Government for future expansion of electricity generation, transmission and distribution in Minas Gerais; and

•	other risk factors as set forth under “Item 3. Key Information—Risk Factors.”

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

The selected consolidated financial data as of December 31, 2014 and 2013 and for each of the three years ended December 31, 2014, in IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. U.S. dollar amounts in the table below are presented for your convenience. Unless otherwise indicated, these U.S. dollar amounts have been translated from reais at R$2.6563 per US$1.00, the exchange rate as of December 31, 2014. In light of the depreciation of the Brazilian real compared to the U.S. dollar since December 31, 2014, we have also presented these amounts translated into U.S. dollars at the commercial selling rate at closing as of April 17, 2015 of R$3.0639 to US$1.00. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. See “—Exchange Rates.”

We restated our consolidated financial statements as of and for the year ended December 31, 2012 and December 31, 2011 as a result of the adoption, on January 1, 2013, of IFRS 11 (Joint Arrangements). We retroactively applied IFRS 11 to 2012 and 2011 for comparison purposes pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The adoption of these new pronouncements impacted several line items of our consolidated financial statements.

We have not restated data for 2010 to reflect the application of IFRS 11. In particular, data 2010 reflect the results of our joint venture entities through proportional consolidation in, 2010, as opposed to the equity method of accounting applicable in 2014, 2013, 2012, and 2011 and therefore data for 2010 is not comparable to data for 2011, 2012, 2013 and 2014.

Selected Consolidated Financial Data in IFRS

	Year ended December 31,
	2014	2014	2014	2013	2012	2011	2010 (5)
	(in millions of US$) (1)	in millions of US$) (2)	(in millions of R$ except per share/ ADS data or otherwise indicated)
Income Statement Data:
Net operating revenues:
Electricity sales to final consumers	5,617	4,870	14,922	12,597	13,691	12,522	13,219
Revenue from wholesale supply to other concession holders	870	754	2,310	2,144	1,689	1,504	1,469
Revenue from use of the electricity distribution systems (TUSD)	322	279	855	1,008	1,809	1,771	1,658
CVA and Other financial components of tariffs increases	417	361	1,107	—	—	—	—
Transmission concession revenue	210	182	557	404	662	612	1,141
Transmission indemnity revenue	158	137	420	21	192	—	—
Construction revenues	354	307	941	975	1,336	1,232	1,341
Transactions in electricity on the CCEE	884	766	2,348	1,193	387	175	133
Other operating revenues	642	557	1,706	1,047	506	362	924
Deductions from revenue	(2,118)	(1,836)	(5,626)	(4,762)	(6,135)	(5,785)	(6,095)
Net operating revenue	7,356	6,377	19,540	14,627	14,137	12,393	13,790
Operating costs and expenses:
Electricity purchased for resale	(2,796)	(2,424)	(7,428)	(5,207)	(4,683)	(3,330)	(3,722)
Charges for the use of the national grid	(280)	(243)	(744)	(575)	(883)	(748)	(729)
Depreciation and amortization	(302)	(261)	(801)	(824)	(763)	(786)	(927)
Personnel	(471)	(409)	(1,252)	(1,284)	(1,173)	(1,104)	(1,212)
Gas purchased for resale	(96)	(83)	(254)	—	—	—	(225)
Royalties for use of water resources	(48)	(41)	(127)	(131)	(185)	(153)	(140)
Outsourced services	(359)	(311)	(953)	(917)	(906)	(858)	(923)
Post-retirement liabilities	(80)	(69)	(212)	(176)	(134)	(124)	(107)
Materials	(143)	(124)	(381)	(123)	(73)	(81)	(134)
Operating provisions (reversals)	(219)	(190)	(581)	(305)	(671)	(166)	(138)

Employee’ and managers’ profit shares	(94)	(81)	(249)	(221)	(239)	(219)	(325)
Construction costs	(355)	(308)	(942)	(975)	(1,336)	(1,232)	(1,328)

Other operating expenses, net	(197)	(172)	(527)	(493)	(481)	(327)	(321)
Total operating costs and expenses	(5,440)	(4,717)	(14,451)	(11,231)	(11,527)	(9,128)	(10,231)

Equity in earnings of unconsolidated investees, net	79	69	210	764	865	539
Gain on disposal of equity investment	—	—	—	284	—	—	—

Unrealized gain on disposal of investment	—	—	—	(81)	—	—	—
Gain on acquisition of control of investee	106	92	281	—	—	—	—
Income before Financial income (expenses) and taxes	2,101	1,821	5,580	4,363	3,475	3,804	3,559

Financial revenues (expenses), net	(415)	(359)	(1,101)	(309)	1,629	(640)	(753)

Income before income tax and social contribution tax	1,686	1,462	4,479	4,054	5,104	3,164	2,806
Income taxes expense	(505)	(438)	(1,342)	(950)	(832)	(749)	(548)
Net profit for the year	1,181	1,024	3,137	3,104	4,272	2,415	2,258
Other comprehensive income (loss)	—	—	—	213	(412)	(74)	—
Net income for the year	1,181	1,024	3,137	3,317	3,860	2,341	2,258
Basic earnings (loss) (3):
Per common share	0.94	0.81	2.49	2.47	3.40	1.92	1.79
Per preferred share	0.94	0.81	2.49	2.47	3.40	1.92	1.79
Per ADS	0.94	0.81	2.49	2.47	3.40	1.92	1.79
Diluted earnings (loss) (3):
Per common share	0.94	0.81	2.49	2.47	3.40	1.92	1.79
Per preferred share	0.94	0.81	2.49	2.47	3.40	1.92	1.79
Per ADS	0.94	0.81	2.49	2.47	3.40	1.92	1.79

	Year ended December 31,
	2014	2014	2014	2013	2012	2011	2010 (4)
	(in millions of US$) (1)	(in millions of US$) (2)	(in millions of R$ except per share/ADS data or otherwise indicated)
Balance sheet data:
Assets:
Current assets	2,467	2,139	6,554	6,669	8,804	5,768	8,086
Property, plant and equipment, net	2,087	1,809	5,544	5,817	6,109	6,392	8,229
Intangible assets	1,272	1,103	3,379	2,004	1,874	2,779	4,948
Financial assets of the concessions	2,814	2,440	7,475	5,841	5,475	3,834	7,672
Account receivable from the Minas Gerais State Government	—	—	—	—	—	1,830	1,837
Other assets	4,536	3,932	12,048	9,483	10,308	9,018	2,702
Total assets	13,176	11,423	35,000	29,814	32,570	29,621	33,474

Liabilities:
Current portion of long-term financing	1,992	1,727	5,291	2,238	6,466	4,504	2,203
Other current liabilities	1,819	1,577	4,832	3,684	6,332	3,595	4,200
Total current liabilities	3,811	3,304	10,123	5,922	12,798	8,099	6,403
Non-current financing	3,094	2,682	8,218	7,219	3,950	6,000	11,024
Post-retirement liabilities non-current	933	809	2,478	2,311	2,575	1,956	2,062
Other non-current liabilities	1,090	945	2,896	1,724	1,697	1,900	2,509
Total non-current liabilities	5,117	4,436	13,592	11,254	8,222	9,856	15,595
Share capital	2,369	2,054	6,294	6,294	4,265	3,412	3,412
Capital reserves	725	628	1,925	1,925	3,954	3,954	3,954
Profit reserves	977	847	2,594	3,840	2,856	3,293	2,874
Equity Valuation Reserve:
Deemed cost of property, plant and equipment	294	255	780	850	959	1,080	1,209
Other Comprehensive Income	(118)	(102)	(312)	(271)	(484)	(73)	2
Equity attributable to non-controlling shareholders	1	1	4	—	—	—	25
Total shareholders’ equity	4,248	3,683	11,285	12,638	11,550	11,666	11,476
Total liabilities and shareholders’ equity	13,176	11,423	35,000	29,814	32,570	29,621	33,474

Other data:

	2014		2013		2012		2011		2010 (5)
Outstanding shares basic: (3)
Common		420,764,639		420,764,639		420,764,639		420,764,639		420,764,639
Preferred		837.516.297		837.516.297		837.516.297		837.516.297		837.516.297
Dividends per share (3)
Common	R$	0.63	R$	1.28	R$	2.20	R$	1.03	R$	0.95
Preferred	R$	0.63	R$	1.28	R$	2.20	R$	1.03	R$	0.95
Dividends per ADS (3)	R$	0.63	R$	1.28	R$	2.20	R$	1.03	R$	0.95
Dividends per share (4) (3)
Common	US$	0.24	US$	0.48	US$	0.83	US$	0.39	US$	0.36
Preferred	US$	0.24	US$	0.48	US$	0.83	US$	0.39	US$	0.36
Dividends per ADS (4) (3)	US$	0.24	US$	0.48	US$	0.83	US$	0.39	US$	0.36

Outstanding shares—diluted: (3)
Common		420,764,639		420,764,639		420,764,639		420,764,639		420,764,639
Preferred		837,516,297		837,516,297		837,516,297		837,516,297		837,516,297
Dividends per share diluted (3)
Common	R$	0.63	R$	1.28	R$	2.20	R$	1.03	R$	0.95
Preferred	R$	0.63	R$	1.28	R$	2.20	R$	1.03	R$	0.95
Dividends per ADS diluted (3)	R$	0.63	R$	1.28	R$	2.20	R$	1.03	R$	0.95
Dividends per share diluted (4) (3)
Common	US$	0.24	US$	0.48	US$	0.83	US$	0.39	US$	0.36
Preferred	US$	0.24	US$	0.48	US$	0.83	US$	0.39	US$	0.36
Dividends per ADS diluted (4) (3)	US$	0.24	US$	0.48	US$	0.83	US$	0.39	US$	0.36

(1)	Converted at R$ 2.6563/US$, the exchange rate on December 31, 2014. See: “– Exchange rates”.
(2)	Converted at R$ 3.0639/US$, the exchange rate on April 17, 2015. See: “– Exchange rates”.
(3)	Per share numbers have been adjusted to reflect the stock dividends on our shares in March 2014 - the total number of shares on the date of the filing of this report is unchanged since that date - and per ADS numbers have been adjusted to reflect the corresponding adjustments to our ADS.
(4)	This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.
(5)	Data for 2012 and 2011 and as of and for the year ended December 31, 2012 and 2011, has been restated to reflect the application of IFRS 11, adopted from January 1, 2013. The information for 2010 is not presented in a form adjusted to the new accounting rules applicable after January 1, 2013 – hence it is not comparable to the other years shown.

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

Brazilian law provides that whenever there (i) is a significant imbalance in Brazil’s balance of payments or (ii) are major reasons to foresee a significant imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the real float freely or will intervene in the exchange rate market. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future, Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. We cannot assure you that such measures will not be taken by the Brazilian Government in the future, which could prevent us from making payments to the holders of our ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares or common shares on the Brazilian stock exchange where they are traded. Exchange rate fluctuations may also affect our results of operations. For more information see “Risk Factors — Risks Relating to Brazil — Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs”.

The table below sets forth, for the periods indicated the low, high, average and period-end exchange rates for reais, expressed in reais per US$1.00.

	Reais per US$1.00
Month	Low	High	Average	Period-end
October 2014	2.3901	2.5429	2.4495	2.4535
November 2014	2.4964	2.6030	2.5527	2.5720
December 2014	2.5549	2.7306	2.6419	2.6563
January 2015	2.5644	2.7284	2.6346	2.6843
February 2015	2.7016	2.8806	2,8170	2.8618
March 2015	2.8765	3.2931	3.1414	3.1843
April 2015 (1)	3.0180	3.1547	3.0884	3.0639

(1)	As of April 17, 2015.

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2010	1.6574	1.8885	1.7600	1.6631
2011	1.5375	1.8865	1.6723	1.8627
2012	1.6997	2.1141	1.9535	2.0476
2013	1.9480	2.4464	2.1570	2.3608
2014	2.1940	2.7306	2.3498	2.6563

Source: U.S. Federal Reserve Board.

Risk factors

The investor should take into account the risks described below, and the other information contained in this Annual Report, when evaluating investment in our Company.

Risks relating to CEMIG

We are not certain that new concessions will be obtained, nor that our present concessions will be renewed on terms as favorable as those currently in effect, nor that the indemnities received in the event of non-renewal of a concession will correspond to the expected value.

We operate most of our power generation, transmission and distribution activities under concession contracts entered into with the Brazilian federal government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the federal government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the power industry.

On September 11, 2012 the Brazilian government issued Provisional Measure 579 of 2012 (‘PM 579’), later converted into Law Nº 12,783 of January 11, 2013, which governs extension of the concessions granted prior to Law Nº 9074 of July 7, 1995. Under that law, as from September 12, 2012 these concessions can be extended only once, for up to 30 years, at the option of the concession-granting power.

On December 4, 2012, the Company signed the second amendment to Transmission Concession Contract 006/1997, extending this concession for 30 years under the terms of Provisional Measure 579 (‘PM 579’), from January 1, 2013. This resulted in an adjustment to the Permitted Annual Revenue (Receita Anual Permitida, or RAP), reducing the revenue that we will receive from those concessions. The Brazilian government has compensated us for the reduction of the RAP of part of those concessions, but the assets in operation before the year of 2000 have not yet been compensated. According to Law Nº 12,783/13, we will be compensated for the reduction of the RAP of the assets in operation before 2000, in 30 years, adjusted for the Amplified National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA).

The Company opted not to request extension of the generation concessions that expire within the period 2013 to 2017. For the plants that would have had a first extension before the issuance of PM 579, namely the Jaguara, São Simão and Miranda plants, the Company believes that Generation Concession Contract 007/1997 allows for the extension of the concession of those plants for an additional 20 years, without application of any additional restriction.

Based on this understanding Cemig GT applied for an order of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extension of the period of the concession of the Jaguara Hydroelectric Plant, in the terms of Clause 4 of Concession Contract 007/1997, obeying the original bases of this contract, which were prior to Law Nº 12,783/2013. The Company was granted an interim injunction, which is still in effect, to remain in control of the operation of the Jaguara hydroelectric plant until a judgment is given by the courts on the application for mandamus.

On the same grounds, and with expiry imminent of the period originally specified for the concession of the São Simão Hydroelectric Plant (‘the São Simão Plant’), Cemig Generation and Transmission (‘Cemig GT’) applied for an order of mandamus against an act of the Mining and Energy Minister, with the objective of ensuring its right to extension of the period of the concession, under Clause 4 of Concession Contract 007/1997, obeying the original bases of this contract, which were prior to Law Nº 12783/2013. The Company obtained initial interim relief from the court, which is still in force, to enable it to continue in control of the commercial operation of the São Simão Plant until judgment is given in the application for mandamus in relation to the Jaguara Plant (referred to above). The Reporting Justice of the Court stated in his interim decision that in the event that the judgment on the mandamus in the Jaguara case is not given within 45 days after the start of the activities of the First Section of the Higher Appeal Court (Tribunal Superior de Justiça, or STJ) in 2015, he may re-examine the case. The chances of loss in both these actions – relating to the Jaguara Plant and the São Simão Plant – have been classified in the category ‘possible’, due to their nature and the complexity involved in these particular cases. The case has several particular elements characterizing the contingency: the singular nature of Concession Contract No. 007/1997, the unprecedented nature of the subject matter, and the fact that the two actions will be regarded as leading cases when extension of concessions is considered by the Brazilian Courts. In January 2015, the Company, through its CEO, indicated to the market that it assumes the commitment to negotiate continuity of the concession of the plants referred to, that is to say the Jaguara, São Simão, and Miranda hydroelectric plants.

For the other generating plants with concessions that expire over the period from 2015 to 2017 – which include Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande – we have opted not to apply for extension under the terms of MP 579. As a result the generation business will not be affected negatively until the end of those concessions.

In light of the degree of discretion granted to the Federal Government in relation to new concession contracts and renewal of existing concessions, and due to the new provisions established by PM 579 (and subsequently Law 12,783/13) for renewals of distribution, generation and transmission concession contracts, we cannot guarantee: (i) that new concessions will be obtained; nor (ii) that our present concessions will be renewed on terms as favorable as those currently in effect; nor (iii) that the indemnities received in the event of non-renewal of a concession will be in the amount expected. In this context, unfavorable events in relation to the concessions could adversely affect our business, results of operations and financial condition

Brazil’s supply of electricity depends heavily on hydroelectric plants, which in turn depend on climatic conditions to produce electricity.

As is widely known, hydroelectric generation is predominant in Brazil – constituting more than 70% of total installed capacity. The advantages of hydroelectric power have also been widely publicized: it is a renewable resource, and enables substantial expenditures on fuels in thermal generation plants to be avoided. At the same time the main difficulty in the use of this resource arises from the variability of the flows to the plants: There are substantial seasonal variations in monthly flows and in the total of flows over the year, which depend fundamentally on the volume of rain that falls in each rainy season.

To deal with this difficulty the Brazilian system has a complementary thermal generation system – with about 20% of its total power generation capacity. It also has accumulation reserves, for the purposes of maintaining water from the rainy season to the dry season and from one year to the next. However, these mechanisms are not capable of absorbing all the adverse consequences of a prolonged shortage of water, such as the one that has occurred in 2014, to date.

The operation of the whole system is coordinated by the National System Operator (Operador Nacional do Sistema, or ONS). Its primary function is to achieve optimal operation of the resources available, minimizing operational cost, and the risks of shortage of electricity. In periods when the hydrological situation is adverse, the ONS can reduce generation by hydroelectric plants and increase thermal generation, which results in higher costs for the hydroelectric generators – as it did in 2014. In the distribution companies, this increase in costs generates an increase in the price of purchase of electricity that is not always passed through directly to the consumer, causing mismatches in cash flows, with adverse effect on business, and financial conditions. Also, in the event of extreme shortages of electricity due to adverse hydrological situations, the system could undergo rationing, which can mainly result in a reduction of cash flow.

To mitigate the effect of the seasonality of generation of the hydroelectric plants, the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) was created. This mechanism shares the generation of all the hydraulic plants in the system in such a way as to compensate the shortage of generation of one plant with excess generation by another, thus completing the generation necessary from all the plants in the MRE. However, this mechanism is not capable of mitigating the whole of the risk of the generation agents, because when there is a very adverse hydrological situation, such that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of power output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or GSF), leading the generating companies to an exposure to the short-term (‘spot’) market .

In 2014, factors such as reduction of consumption, low storage levels in the reservoirs, low hydrology and higher dispatching of thermoelectric plants led to reduction in hydroelectric generation which in turn affected the GSF factor, causing it be lower. The generators are aware of this risk – they normally separate approximately 5% of their physical guarantee levels to mitigate the levels of the GSF. However, as we have seen extraordinary events led to a GSF below the values expected by the generators, closing the year of 2014 at 0.91. This means a reduction of almost 10% in the output of the generators – and when there is no excess to compensate this reduction the results is that they are exposed to the spot market. The exposures to the spot market, and the balance between requirements and resources, are measured monthly by the CCEE. These exposures, negative or positive, are valued by the spot price (PLD). If the exposures are negative the generator will have a debit in the CCEE, thus affecting its cash flow.

The rules for electricity trading and market conditions may affect the sale prices of electricity.

Under the applicable law, our generation companies are not allowed to sell electricity directly to our distribution companies: the power produced by our generation companies is sold in the Regulated Market (Ambiente de Contratação Regulado, or ACR – also referred to as the ‘Pool’) through public auctions conducted by ANEEL, or in the Free Market (Ambiente de Contratação Livre, or ACL). The applicable legislation allows the distributors that enter into contracts with the generation companies in the Regulated Market (ACR) to reduce the quantity of energy contracted by up to 4% per year, in relation to the value of the original contract, for the entire period of the contract, and this exposes our generation companies to the risk of not being able to sell this power, that has been de-contracted, at adequate prices.

We perform trading activities through power purchase and sale agreements, mainly in the Free Market (ACL), through our generation and trading companies. Contracts in the ACL may be entered into with other generating agents, energy traders, or mainly, with ‘Free Consumers’. Free Consumers are consumers with demand of 3MW or more: they are allowed to choose their electricity supplier. Some contracts allow this type of consumer to buy a higher or lower volume of electricity from our generation companies than originally contracted (by 5% on average), and this could adversely affect our business, results of operations and financial situation. Other contracts do not allow for this kind of flexibility in the purchase of electricity, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts in the Free Market.

In addition to the Free Consumers referred to above, there is a category of clients referred to as “Special Consumers”, which are those with contracted demand between 500 kW and 3 MW. Special Consumers are eligible to enter the Free Market provided they buy electricity from incentive-bearing alternative sources, such as Small Hydroelectric Plants, biomass plants or wind farms. We have conducted sales transactions for this type of electricity from certain electricity resources in certain companies of the group, and since 2009 the volume of sales of this type of incentive-bearing power supply has been gradually increased, and the Company has formed a portfolio of purchase contracts that now occupies an important space in the Brazilian electricity market for incentive-bearing alternative power sources. Contracts for sale of electricity to this type of client have specific flexibilities to serve their needs, and these flexibilities, of greater or lesser consumption, are linked to the historic behavior of these loads. Higher or lower levels of consumption by these clients may cause purchase or sale exposures to spot prices, which can have an adverse impact on our business, operation results and/or financial situation. Market variations, such as variations of prices for signature of new contracts, and of volumes consumed by our clients in accordance with flexibilities previously contracted, can lead to spot market positions, with the potential of a negative financial impact on our results.

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) was created to reduce the exposure of the hydroelectric generators, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of generators, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (‘spot’) market and, as a consequence, the need to purchase power supply at the ‘spot’ price (the Preço de Liquidação de Diferenças, or PLD). Analogously, when the totality of the plants generates more than the volume demanded, the mechanism increases the assured offtake level of the plants, leading to a positive exposure, permitted the sale of power at the spot rate (PLD). In years of very critical hydrology the reduction factor applying to the assured energy levels can reduce those levels of the hydroelectric plants by up to 20% or more.

Low liquidity or volatility in future prices, due to market conditions and/or perceptions, could negatively affect our results of operations. Also, if we are unable to sell all the power that we have available (our own generation capacity plus contracts under which we have bought supply of power) in the regulated public auctions or in the Free Market, the unsold capacity will be sold in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) at the spot price (PLD), which tends to be very volatile. If this occurs in periods of low spot prices, our revenues and results of operations could be adversely affected.

Increases in electricity purchase prices could cause imbalance in the Company’s cash flow.

The prices of electricity purchase contracts signed by electricity distribution concession holders such as ourselves are linked to certain variables that are not under their control, such as hydrological conditions and dispatching of thermoelectric plants. Although any increases are passed through to the electricity distribution concession holders in the form of tariff increases at the time of their tariff adjustments, this situation can result in mismatches of cash flow, with an adverse impact on the Company’s business, results of operations and financial condition.

In the trading year of 2013, the mismatch in the distributors’ cash flow was significantly reduced by the action in support of the distribution companies taken by the federal government, in directing funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to pay a significant proportion of these expenses. In 2014, the hydrological situation led to an increase in the spot price (PLD), and consequently the cost of these contracts, added to effect of increased exposure to the spot market, further pressured the cash flow of the distributors. To alleviate the problem the government created an operational measure through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), consisting of a series of bank loans paid to the distributors through the ‘ACR Account’ (or ‘Conta-ACR’). This account, managed by the CCEE, passes through to the distributors, each month, the amounts necessary to cover their exposure to the short-term market and their availability contracts. Subsequently, starting in 2015, this amount will be paid by an extra charge on tariffs to the consumer. Other measures taken by the government to relieve the pressure on the cash of the distributors were: (i) to hold an auction during the year, where power contracts for five years were traded; (ii) to reduce, in the spot market, the maximum spot price (PLD) for settlement of differences between the volumes contracted and consumed by the distributors; (iii) adoption of a system of ‘tariff bands’, starting in 2005, which will more rapidly transfer part of the costs to the consumers when the generating system is under adverse hydrological conditions. Also there is a provision for an adjustment of tariffs to be made by an extraordinary review of the concession contracts of distribution companies.

In 2014 the federal government undertook another round of funding support transactions, with funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE). These funds relate to subsidies, including those for low-income consumers, and other components, including access for irrigators, access to water and water services, and rural consumption, which had been withdrawn from the tariff adjustment process at the implementation of Law Nº 12,783/2013. These funds were sourced from the federal government, and paid through Eletrobrás.

We note that if there is a delay in these payments it could cause problems of mismatch in the cash flow of our distribution company (Cemig D).

We are subject to extensive and uncertain governmental legislation and regulation and any changes to such legislation and regulation could have a materially adverse effect on our business, results of operations and financial condition.

The Brazilian federal government has been implementing policies that have a far-reaching impact on the Brazilian energy sector and, in particular, the electricity industry. As part of the restructuring of the industry, Law Nº 10,848 of March 15, 2004, known as the New Industry Model Law, introduced a new regulatory structure for the Brazilian electricity industry.

This regulatory structure has undergone several changes over recent years, the most recent being the changes added by Provisional Measure 579 (‘PM 579’) (which was converted into Law 12,783), which governs the extension of the concessions granted by Law Nº 9,074 of July 7, 1995. Under this law, such concessions can, as from September 12, 2012, be extended only once, for up to 30 years, at the option of the concession-granting power.

Alterations in the legislation or in the regulations relating to the Brazilian electricity industry could adversely affect our business strategy and the conduct of our activities if we are not able to anticipate the new conditions or if we are unable to absorb the new costs or pass them through to clients.

Programs of investment and acquisitions will require additional capital, which might not be available on acceptable terms.

We will need funds to finance acquisitions and investments. However, we cannot guarantee that we will have our own funds or that we will be able to raise such funds in a timely manner and in the necessary amounts, or at competitive rates (by issuance of debt securities, or raising of loans) to finance investments and acquisitions. If we are unable to obtain funds as planned, we may be unable to meet our acquisition commitments, and our investment program could suffer delays or significant changes, which could adversely affect our business, financial situation or future prospects.

Disruptions in the operation of, or deterioration of the quality of, our services, or those of our subsidiaries, could have an adverse effect on our business, financial situation and results of operations.

The operation of complex electricity generation, transmission and distribution systems and networks involves various risks, such as operational difficulties and unexpected interruptions, caused by accidents, breakage or failure of equipment or processes, performance below expected levels of availability and efficiency of assets, or disasters such as explosions, fires, natural phenomena, landslides, sabotage, vandalism, or other similar events. Furthermore, operational decisions by the authorities responsible for the electricity network, the environment, operations and other issues that affect electricity generation, transmission or distribution could adversely affect the functioning and profitability of the operations of our generation, transmission and distribution systems. If such factors occur, our insurance cover might be insufficient to cover in full the costs and losses that we might incur due to damage caused to our assets, or due to outages.

Further, the revenues that the Company and its subsidiaries generate from establishing, operating and maintaining its facilities are related to the availability of the equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by the regulations). Under the related concession contracts, the Company and its subsidiaries are subject to: (i) reduction of their ‘Portion B’ allocation (due to increase of the component Q in the formula for the ‘X Factor’ at the time of the tariff review for the distributors; (ii) reduction of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), for the transmission companies; (iii) effects on the Availability Factor (Fator de Indisponibilidade, or FID) and the offtake guarantee levels for the generation facilities; and (iv) application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or networks, may cause a material adverse effect on our business, financial situation and results of operations.

We are controlled by the Government of a Brazilian State, which may have interests that are different from those of the other investors or of the Company.

As our controlling shareholder, the government of the Brazilian State of Minas Gerais exercises substantial influence on the strategic orientation of our business. Currently it holds 51% of our common shares and, consequently, has the majority of votes in decisions of the General Meetings of Shareholders, and can: (i) elect the majority of the members of the Board of Directors; and (ii) approve matters that require a specific quorum of our shareholders. The latter include transactions with related parties, shareholding reorganizations and the date and payment of any dividends.

The state government, in its status as our controlling shareholder, has the capacity to orient the Company to concentrate on activities and make investments that are intended to promote its own economic or social objectives, which may be not strictly in alignment with the strategy of the Company.

Our subsidiaries may suffer intervention by public authorities to ensure appropriate provision of services, or imposition of fines by ANEEL, for failing to comply with their concession agreements and/or authorizations, which could result in fines, other penalties or, depending on the severity of the non-compliance, expropriation of the concession agreements or revocation of the authorizations.

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the federal government, through ANEEL, and/or pursuant to authorizations granted to the companies of our portfolio, as the case may be. ANEEL may impose penalties if we fail to comply with any provision of the concession agreements, including those relating to compliance with the established standards of quality. Depending on the severity of the non-compliance, these penalties could include:

•	fines for breach of contract of up to 2.0% of the concession holder’s revenues in the last year prior to the date of the breach;

•	injunctions related to the construction of new facilities and equipment;

•	restrictions on the operation of existing facilities and equipment;

•	temporary suspension from participating in bidding processes for new concessions for a period of up to two years;

•	intervention by ANEEL in the management of the concession holder that it is in breach; and

•	repeal of the concession.

In addition, the federal government has the power to repeal any one of our concessions or authorizations, prior to the end of the concession term, in the case of bankruptcy or dissolution, or through expropriation, for reasons related to the public interest. It can also intervene in concessions for the purpose of ensuring adequacy in provision of services, and faithful compliance with relevant provisions of contracts, regulations or law, and may also interfere in the operations of, and revenues arising from, the operations of the facilities of the Company and its subsidiaries.

Delays in the implementation and construction of new electricity undertakings can trigger the imposition of regulatory penalties by ANEEL, which, under ANEEL’s Resolution No. 63 of May 12, 2004, can vary from warnings to the termination of concessions or authorizations.

ANEEL may impose penalties or even repeal our concessions or authorizations in the event of a breach of a concession contract or authorization. Any compensation we may receive upon rescission of the concession contract and/or withdrawal of an authorization may not be sufficient to compensate us for the full value of certain investments. If any concession contract is rescinded due to fault of ours, the effective amount of compensation could be smaller, due to fines or other penalties. Rescission of our concession contracts, or imposition of penalties, could adversely affect the Company’s business, results of operations and financial condition.

ANEEL has discretion to establish the rates that distribution companies charge their consumers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with ANEEL.

Concession agreements and Brazilian law establish a mechanism that permits three types of rate adjustment: (1) the Annual Adjustment; (2) the Periodic Review; and (3) the Extraordinary Review. The purpose of the Annual Adjustment (Reajuste Anual) is to compensate for changes in costs that are beyond the Company’s control, such as the cost of electricity for supply to consumers, the sector charges that are set by the federal government, and charges for use of the transmission and distribution facilities of other companies. Manageable costs, on the other hand, are adjusted by the IGP–M inflation index, less an efficiency factor, known as the X Factor. Every five years there is a Periodic Tariff Review (Revisão Periódica Tarifária, or RTP), the purpose of which is to: identify the variations in costs referred to above; remunerate the assets that the company has built in the period; and establish a factor based on gains of scale, which will be taken into account in the subsequent annual tariff adjustments. An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic-financial equilibrium of the concession. Thus, although our concession contracts specify that the economic and financial balance of the contract shall be preserved, we cannot guarantee that ANEEL will set tariffs that adequately remunerate us in relation to the investments made or in relation to the operational costs incurred by reason of the concession.

Anee has discretion in setting the Permitted Annual Revenue (Receita Annual Permitida or ‘RAP’) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.

The RAP that we receive through our transmission companies is determined by ANEEL, on behalf of the federal government. The concession contracts provide for two mechanisms for adjustment of revenues: (i) the annual tariff adjustments; and (ii) the Periodic Tariff Review (Revisão Tarifária Periódica). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the IPCA index. The periodic tariff review previously took place every four years, but Law Nº 12,783/2013 changed the tariff review period to five years. Our last tariff review was in July, 2009, and the next is estimated for 2018 considering the Extraordinary Review occurred in 2013 with the edition of Law n. 12,783/13. During the periodic tariff review, the investments made by the concession holder in the period and the operational costs of the concession are analyzed by ANEEL, taking into account only investment that it deems to be prudent, and operational costs that it assesses as having been efficient, using a benchmarking methodology developed by using an efficiency model based on comparison of data among the various transmission companies in Brazil. Therefore, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit to include investments that have been made, and could recognize operational costs as being lower than those actually incurred – which could result in a material adverse effect on our business, results of operations and financial condition.

As mentioned, we extended the concessions of certain of our transmission lines, under Law Nº 12,783/13, which resulted in an adjustment to the RAP of those concessions, lowering the revenue we will receive from those concessions. The Brazilian government has compensated us for a reduction in the RAP of a portion of these concessions, but the assets in operation before 2000 have not yet been compensated. According to Law Nº 12,783/13, we will receive compensation for the reduction in the RAP of the assets in operation before 2000, over a period of 30 years, adjusted by the IPCA inflation index.

Delays in the expansion of facilities, in new investments and in capitalizations in our generation, transmission and distribution companies could adversely affect our business results of operations and financial condition.

We are currently engaged in the construction of additional hydroelectric and wind power plants, transmission lines, distribution lines and substations, and assessment of other potential expansion projects. Our ability to complete expansion project, new investments and the related capitalizations on schedule and within budget, without adverse economic effects, is subject to a number of risks. For example:

•	we may experience problems in the phase of planning and construction of an expansion project or a new investment (e.g.: labor stoppages, embargos on works, unforeseen geological and meteorological conditions, political and environmental uncertainties, and liquidity of partners, contractors or subcontractors);

•	we may face regulatory or legal challenges that delay the initial operation date of expansion projects;

•	our new facilities may possibly not operate at the planned capacity, or their costs of operation may be greater than planned;

•	we may possibly not be able to obtain adequate working capital to finance our expansion projects; and

•	we may encounter environmental issues and claims by the local population during the construction of power plants, distribution lines, transmission lines or substations.

If we experience these or other problems relating to new investments or to expansion of our electricity generation, transmission or distribution capacity, we may be exposed to increased costs, or we may fail to achieve the revenues we planned in connection with such projects.

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

Non-compliance with environmental laws and regulations, such as building and operation of a potentially polluting facility without a valid environmental license or authorization, can have as consequence, in addition to the obligation to redress any damages that may be caused, result in criminal, civil and/or administrative sanctions being applied. Under Brazilian legislation, criminal penalties, such as imprisonment and restriction of rights, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may: impose warnings, or fines, ranging from R$50 thousand to R$50 million; require partial or total suspension of activities; suspend or restrict tax benefits; cancel or suspend lines of credit from governmental financial institutions; or prohibit us from contracting with governmental agencies, companies or authorities. Any of these events could adversely affect our business, results of operations and financial condition.

We are also subject to the Brazilian legislation that requires payment of compensation in the event that our activities have polluting effects. Under Federal Law Nº 6,848/2009 and Minas Gerais State Decree No. 45,175/2009, up to 0.5% of the total amount invested in implementation of a project that causes significant environmental impact must be applied in compensatory measures, in an amount to be determined on a case by case basis by environmental authorities according to specific level of pollution and the environmental impact of the project. State Decree No. 45,175 of 2009 (‘Decree 45,175’) also indicated that the compensation rate will be applied retrospectively to projects implemented prior to promulgation of the present legislation. That State Decree was altered by Decree No. 45,629/2011, which established that, for the reference value of the projects that cause significant environmental impact:

(i)	for projects executed before the publication of Federal Law Nº 9,985 of July 18, 2000 (‘Federal Law 9,985’), the net book value will be used, excluding revaluations or, in its absence, the value of the investment presented by the representative of the project; and

(ii)	compensation for environmental projects executed after the publication of Federal Law Nº 9,985 will use the reference established in Item IV of Article 1 of Decree No. 45,175, calculated at the moment of execution of the project and updated based on an inflation-linked adjustment index.

Among the provisions of law that can lead to operational investments and expenses, one is compliance with the Stockholm Convention on Persistent Organic Pollutants, to which Brazil is a signatory, assuming the international commitment to withdraw use of PCB by 2025, and its complete destruction by 2028, through Decree No. 5472, of June 20, 2005. The legislation to be passed for this purpose could have a strong effect on the electricity industry and on Cemig, due to the possibility of obligations to list, replace and dispose of equipment and materials containing substances included in the Convention such as Polychlorinated Biphenyls (PCBs).

Finally, the adoption or implementation of new safety, health and environmental laws, new interpretations of existing laws, increased rigidity in the application of the environmental laws, or other developments in the future might require us to make additional capital expenditure or incur additional operational expenses in order to maintain our current operations; or to curtail our production activities or take other actions that could have an adverse effect on our business, results of operations and financial condition.

It is possible that we may not succeed in implementing, in a timely fashion, or without incurring unforeseen costs, the strategies contained in our Long-term Strategic Plan(¹), and this could have adverse consequences for our businesses, results of operations and financial condition.

(¹)	This contains the long-term strategic planning and the fundamentals, targets, objectives and results to be pursued and achieved by the Company. It is reviewed annually by the Executive Board and approved by the Board of Directors.

Our capacity to achieve strategic objectives depends, largely, on successful, timely implementation with good cost-benefit ratio, of our Long-term Strategic Plan. The following are some of the factors that could affect this implementation:

•	Capacity to generate cash flow or obtain future financings necessary for implementation of the projects.

•	Delays in the delivery of equipment by suppliers.

•	Delays resulting from failures of suppliers or third parties in compliance with their contractual obligations.

•	Significant alterations in the economic, regulatory, hydrological or other scenarios.

Any delays, such as those referred to, or significant increases in our costs, could delay or prevent successful implementation of our Long-term Strategic Plan, which could cause adverse effects on our businesses, results of operations and financial condition.

It is possible that the Company might face difficulties in maintaining the results expected in the business plan, at the time of acquisition of companies or those recently acquired, which might be adverse for its business, results of operations and financial condition.

The Company has been acquiring interests in other companies, and has the intention in the future of maintaining a profile of expansion of its businesses. However, there is a possibility that it might not obtain the benefits expected from these acquisitions. The process of integration of any business that is acquired might subject the Company to certain risks, such as: unexpected expenses, our not being able to integrate the activities of the companies acquired, aiming for economies of scale and the expected efficiency gains, potential delays related to the integration of the operations of the companies, exposure to unexpected potential contingencies, and legal claims made against a business acquired, before we acquired it. The Company might not be successful in dealing with these and other risks or problems related with the most recent transactions or with any other operation of a future acquisition. The Company’s inability to integrate its operation successfully, or any significant delay in achieving such integration, could adversely affect it.

There are restrictions on our capacity for re-investment and indebtedness, which could adversely affect our business, results of operations and financial condition.

We are subject to certain restrictions on our capacity for re-investment and raising of funds from third parties, which might prevent us from entering into new contracts for financing of our operations, or for re-financing of our existing obligations, and adversely affect our business, results of operations and financial condition.

In relation to reinvestment, our by-laws state that we may use up to 40.0% of our annual Ebitda (earnings before interest, income taxes, depreciation and amortization), each fiscal year, on capital investments and acquisitions. Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, access to the domestic and international capital markets, and a variety of operational and other factors. In addition, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by the Concessions Law (Law 8,666/1993).

In relation to loans from outside parties we note three points: (i) As a state-controlled company, we are subject to rules and limits on the level of credit that may be contracted by the public sector, set by the National Monetary Council (Conselho Monetário Nacional, or CMN) and by the Brazilian Central Bank – BACEN, and also for operating on electricity sector which are also subject to rules and limits established by ANEEL, which provides for indebtedness of electricity sector companies. Those bodies set certain parameters and indicator for financial institutions to be able to offer credit to companies of the public sector or the electricity industry. State-controlled companies, for example, may use the proceeds of external transactions with commercial banks (debt, including bonds) only for the purpose of refinancing financial obligations, or in transactions guaranteed by duplicates of trade bills. Another rule that exists is the need for approval by the Finance Ministry and the BACEN before carrying out certain international financial transactions, this approval usually being given only if the purpose of the transaction is to finance importation of goods or rollover our external debt. As a result of these rules, (i) our capacity to incur debt is limited. (ii) recording of loans with covenants could restrain our operational flexibility. Today we record financing contracts with this profile with the Brazilian Development Bank (BNDES). In the event of non-compliance by ourselves with an obligation contained in any of these financing contracts, we are required to strengthen the guarantees of the financing, on penalty of early maturity of the contract. In the past, there have been occasions when we have been non-compliant with financial covenants, which had conditions that were more restrictive than the present ones – these related to lending transactions that have been settled. Although we have been able to obtain waivers from our creditors in relation to such non-compliances, no guarantee can be given that we will be successful in obtaining any particular waiver in the future; (iii) our by-laws express the obligation upon us to keep certain financial indicators, including ratios related to debt and reinvestment, within certain limits, which could affect our operational flexibility.

Instability of inflation rates and interest rates could adversely affect our economic results and financial situation.

The Company and its subsidiaries are exposed to losses linked to variations in domestic interest rates and inflation rates, due to the existence of assets and liabilities indexed to the variations in the Selic and CDI rates, and the IPCA and IGP-M inflation indices.

A significant increase in interest rates or inflation would have an adverse effect on our financial expenses and financial results as a whole. At the same time, a significant reduction in the CDI rate, or in inflation, could negatively affect the revenue generated by our financial investments, and also the positive effect of updating adjustments to the balances of Financial Assets of our Concessions(1).

A reduction in our credit risk rating could adversely affect the availability of new financings and increase our cost of capital.

The credit risk rating agencies Fitch Ratings, Moody’s, and Standard and Poor’s each attribute a rating to the Company and its debt securities on the Brazilian basis, and also a rating for the Company on the global basis.

Ratings reflect, among other factors, the outlook for the Brazilian electricity sector, the hydrological conditions of the country, the political and economic context, country risk, and the rating and outlook for the Company’s controlling stockholder, the State of Minas Gerais. If our ratings are downgraded due to any external factor, operational performance or high levels of debt, a possible scenario would be increase of the cost of capital and/or inclusion of financial covenants in the instruments that regulate our debts. Further, our operational or financial results and/or the availability of future financings could be adversely affected.

A situation of shortage of working capital might result in adverse effects for our business, operational results or financial situation.

In 2014 Consolidated current liabilities exceeded Consolidated current assets, mainly due to new financings with short-term maturities obtained to finance the Company’s investment program, and because of the greater outflow of cash in the electricity distribution business for payment of purchases of electricity at the higher average prices caused by the higher dispatching of the thermoelectric generation plants.

A continuing situation of deficiency of working capital in 2015, which might occur mainly as a result of (i) the need to raise short-term funding to provide for our investment programs, or (ii) higher disbursements to pay for supply of electricity, which could be high if the scarcity of water flows in Brazil persists, could have an adverse effect on our business, operational results and financial situation.

It is important to point out that a large proportion of our debt (39.16%) becomes due in 2015; it is primarily in Promissory Note issues. Although we have frequently raised funding in the capital markets, we cannot guarantee that we will be able to obtain funding in a timely manner or on appropriate conditions of cost and maturities for payment.

Our processes of governance, risk management and compliance could fail to avoid regulatory penalties, damages to our reputation, or adverse effects on our businesses, results of operations and financial condition.

Our Company is subordinated to various regulatory structures, such as: (i) the laws and regulations of the Brazilian electricity industry, including Law Nº 10,848/2004, regulations of the Brazilian regulator (National Electricity Agency – ANEEL), among others; (ii) the laws and regulations that apply to listed companies with securities traded on the Brazilian capital markets, such as Law Nº 6404/1976, regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), among others; (iii) the laws and regulations that apply to Brazilian companies which have majority public-sector ownership, such as Law Nº 8666/1993 (‘the Tenders Law’), among others; (iv) and the laws and regulations that apply to companies that have securities traded in the US capital markets, such as the Sarbanes-Oxley Law (‘SOX’), the Foreign Corrupt Practices Act (FCPA), and regulations of the Securities and Exchange Commission (SEC), among others.

Due to the majority interest held by the State Government in our stockholding structure, we are required to contract the greater part of our works, services, advertising, purchases, disposals and rentals, through competitive tenders and administrative contracts, ruled by the Tenders Law and other complementary legislation. Also, we operate in a sector in which there is an intense use of competitive tenders and administrative contracts of high value and with a large number of suppliers and clients, which exposes us to risks of fraud and administrative impropriety that are inherent to these forms of contracting.

In recent years Brazil has intensified and improved its legislation and structures relating to defense of competition, combat of improbity and combat of corrupt practices. Law Nº 12,846/2013 made Brazilian companies strictly liable if they commit acts against the Brazilian, or foreign, public administration, including acts relating to processes of competitive tenders and administrative contracts, and laid down heavy penalties for the companies that are punished.

Our Company has structures and policies for prevention and combat of fraud and corruption, auditing and internal controls, as well as adopting the recommendations for Best Corporate Governance Practices recommended by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Coorporativa, or IBGC) and the framework of COSO (Committee of Sponsoring Organizations of the Treadway Commission). However, our processes of governance, risk management and compliance might be unable to avoid future violations of the laws and regulations to which we are subject, or violations of our internal control mechanisms, our Declaration of Ethical Principles and Code of Professional Conduct, or the occurrence of fraudulent or dishonest behavior by some of our employees, or individuals or legal entities that are contracted, or other agents that may represent the company in dealings with third parties, especially with the Public Authorities. Non-compliance with laws and regulations, among other rules, might result in fines, losses of licenses, damage to our reputation or significant financial losses.

(1)	These refer to infrastructure in which investment has been made that will be the subject of indemnity by the Concession-granting power, during the period of the concessions and at their termination, as set out in the regulatory framework of the electricity sector, and in the transmission and distribution concession contract signed with ANEEL by Cemig and its subsidiaries.

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

Because we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we will be able to distribute dividends to shareholders only if the Company receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries may distribute depend on our subsidiaries generating sufficient profit in any given fiscal year. Dividends can be paid out from the profit accrued in each fiscal year or from accumulated profits from previous years, or from profit reserves. Dividends are calculated and paid in accordance with the Brazilian Corporate Law and the provisions of the by-laws of each of our regulated subsidiaries.

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

The level of default by our consumers could adversely affect our business, operational results and/or financial situation as well as our subsidiaries.

On December 31, 2014, the total of our past due receivables owed by final consumers, leaving out of account the allowance for doubtful receivables, was approximately R$2.688 billion, corresponding to 13.76% of our consolidated net revenue in 2014, and our provision for doubtful receivables was R$650 million. The possibility exists that we might be unable to collect amounts payable by various consumers in arrears. If such debts are not totally or partially settled, we will suffer an adverse impact on our business, operation results and/or financial situation. Additionally, the amount of debts in arrears from our consumers that exceeds the provision that we have constituted could cause an adverse effect on our business, operational results and/or financial condition.

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

We are currently defending several legal and administrative proceedings relating to civil, administrative, environmental, tax, labor and other claims. These claims involve a wide range of issues and seek indemnities and reparation in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. The consolidated financial statements include contingency provisions in the total amount of R$ 755 million, as of December 31, 2014, for actions in which the chances of loss have been assessed as ‘probable’ (i.e. more likely than not). In the event that our provisions for legal actions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our operational results and financial situation.

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

Risks Relating to Brazil

Political instabilities in Brazil could have effects in the economy and affect us.

There is an expectation that 2015 will be a year of low economic growth in Brazil and also of unpopular measures, aiming to make macroeconomic adjustments for resumption of Brazil’s growth.

When the economic context is bad, the population tends to be less in favor of the government. In 2015, the government’s low level of popularity could result in political instability in Brazil, which could in turn result in a further reduction of the credibility of the country’s public institutions. Further, the country is suffering from the public consequences of irregularities that are being investigated in important Brazilian companies, which could result in a significant deterioration in the markets. Moreover, uncertainty with regard to ongoing investigations into allegations of corruption in state–controlled enterprises and certain other Brazilian companies may also affect the confidence of investors and the general public.

Political instabilities and loss of confidence of investors may have an adverse impact on the Brazilian economy and the Brazilian capital market, which, in turn, could adversely affect the market price of Brazilian publicly traded companies’ securities, including our preferred and common shares and ADSs, as well as the access of Brazilian companies to international capital markets. In addition, any political instability resulting from such events, may result in our having to re-evaluate our strategy.

The federal government exercises significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business.

The federal government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, and also by:

•	fluctuations in the exchange rate;

•	inflation;

•	instability of prices;

•	changes in interest rates;

•	fiscal policy;

•	other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

•	control on capital flows; and/or

•	limits on foreign trade.

Measures by the Brazilian government to maintain economic stability, and also speculation on any future acts of the Brazilian government, might generate uncertainties in the Brazilian economy, and increase the volatility of the domestic capital market, adversely affecting our business, results of operations and financial condition. If the political and economic situations deteriorate, we may face increased costs.

Taking into account the Brazilian presidential system of government, and the considerable influence of the executive power, it is not possible to predict whether the present government or any successor governments will have an adverse effect on the Brazilian economy, and consequently on our business.

Risks relating to the preferred and common shares, and the preferred and common ADSs

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our shares, the preferred ADSs and the common ADSs.

Brazil has in the past experienced extremely high rates of inflation. Inflation, and some of the federal government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. As measured by the IPCA index, Brazilian annual inflation rates in 2012, 2013 and 2014 were 5.84%, 5.91% and 6.41%, respectively. No assurance can be given that inflation will remain at these levels.

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

Instability of the exchange rate could adversely affect the value of remittances of dividends outside Brazil, and also the market price of the ADSs.

Many Brazilian and global macroeconomic factors have influence on the exchange rate. In this context, the Brazilian government, through the Brazilian Central Bank, has in the past occasionally intervened for the purpose of controlling unstable variations in exchange rates. We cannot predict whether the Central Bank or the federal government will continue to allow the real to float freely or whether it will intervene through a system involving an exchange rate band, or the use of other resources.

This being so, the real might fluctuate substantially in relation to the United States dollar, and other currencies, in the future. That instability could adversely affect the equivalent in US dollars of the market price of our shares, and as a result the prices of our ADSs, common and preferred, and also remittances of dividends outward from Brazil.

For more information see the section ‘Exchange rates’ – in Part I, Item 3 – Selected Consolidated Financial Information.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, preferred ADS and common ADSs.

The market value of the securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries and emerging market countries. Although the economic conditions of such countries may differ significantly from the economic conditions of Brazil, the reactions of investors to events in those countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries might reduce investors’ interest in securities of Brazilian issuers, including our Company. In the future, this could make it more difficult for us to access the capital markets and finance our operations on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plan and refinancing our obligations, and this could adversely affect our business, results of operations and financial condition.

The relative volatility and illiquidity of Brazilian securities market may adversely affect our shareholders.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This might substantially limit an investor’s ability to sell the shares underlying his preferred or common ADSs for the desired price and within the desired period. The São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, or BM&FBovespa), the only stock exchange in Brazil on which shares are traded, had annual market capitalization of approximately R$1.81 trillion, and average daily trading volume of approximately R$7.29 billion in the year ended in December 31, 2014.

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1) of the BM&FBovespa, by the Brazilian Corporate Law and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares, as the case may be, to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law than under the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil than in the United States, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

Exchange controls and restrictions on remittances from Brazil might adversely affect holders of preferred and common ADSs.

The investor may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion from reais (R$) into foreign currencies. Restrictions of this type would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or common shares from reais (R$) into U.S. dollars (US$). We cannot guarantee that the federal government will not take restrictive measures in the future.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to sale of our shares, preferred ADSs or common ADSs.

Law Nº 10,833 of December 29, 2003 provides that the sale of assets located in Brazil is subject to taxation in Brazil, regardless of whether the sale occurs inside or outside Brazil. This rule is valid whether the vendor is a Brazilian resident or a person not resident in Brazil, and also when both are resident outside Brazil.

There is no clear instruction as to the application of Law Nº 10,833/03. Accordingly, we are unable to predict whether Brazilian courts will decide whether it applies to sales of our preferred ADSs and common ADSs between non-residents of Brazil. However, in the event that the concept of sale of assets is interpreted to include a sale of our preferred ADSs and common ADSs, application of this tax law would result in the imposition of withholding taxes on sales of our preferred ADSs and common ADSs by a non-resident to either a resident or a non-resident of Brazil.

Foreign shareholders may be unable to enforce judgments against our directors or officers.

All of our directors and officers reside in Brazil. Substantially, our assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible for foreign shareholders to effect service of process on them within the United States or other jurisdictions outside Brazil, or to attach their assets, or to enforce against them, or against our Company in United States courts, or in the courts of other jurisdictions outside Brazil, judgments that are predicated upon the civil liability provisions of the securities laws of the United States or the respective laws of such other jurisdictions.

For a judgment given outside Brazil to be executed in Brazil, there is a need for it to be homologated by the Brazilian Federal Supreme Court, in accordance with the internal regulations of that Court, obeying the requirements of Articles 15 and 17 of the Law of Introduction to the rules of Brazilian Law.

Exchanging of preferred ADSs or common ADSs for underlying shares may have adverse consequences.

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of foreign capital registration from the Brazilian Central Bank to remit U.S. dollars from Brazil to other countries for payments of dividends, or any other cash distributions, or to remit the proceeds of a sale of shares. If the investor decides to exchange his preferred ADSs or common ADSs for the underlying shares, the investor will be able to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. Thereafter, the investor may perhaps not be able to obtain and remit U.S. dollars abroad upon sale of the shares, or distributions of proceeds relating to the shares, unless the investor obtains his own certificate of registration under CMN Resolution No. 2,689 of January 26, 2000, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If the investor does not obtain this certificate, he will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If the investor attempts to obtain his own certificate of registry, he may incur expenses or suffer significant delays in the application process. Obtaining a certificate of registry involves generating significant documentation, including completing and filing various electronic forms with the Brazilian Central Bank and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM). In order to complete this process, the investor will usually need to engage a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact the investor’s ability to receive dividends or distributions paid by the preferred shares or common shares outside Brazil, or to receive timely repatriation of the investor’s capital. If the investor decides to exchange his preferred or common shares back into preferred ADSs or common ADSs, respectively, once he has registered his investment in preferred shares or common shares, he may deposit his preferred or common shares with the custodian and rely on the depositary bank’s certificate of registration, subject to certain conditions. We cannot guarantee that the depositary bank’s certificate of registry or any certificate of foreign capital registration obtained by an investor may not be affected by future legislative or other regulatory changes, nor that additional Brazilian restrictions applicable to the investor, or to sale of the underlying preferred shares, or to repatriation of the proceeds from the sale, will not be imposed in the future.

Sales of a substantial number of shares, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares, or of the preferred or common ADSs.

As a consequence of the issuance of new shares, sales of shares by existing shareholders, or the perception that such a sale might occur, the market price of our shares and, by extension, of the preferred and/or common ADSs, may decrease significantly.

The preferred shares and preferred ADSs generally do not have voting rights, and the common ADSs can only be voted by proxy by providing voting instructions to the depositary.

Under the Brazilian Corporate Law and our by-laws, holders of our preferred shares, and, consequently, holders of our ADSs representing preferred shares, are not entitled to vote at our shareholders’ meetings, except in very specific circumstances. Holders of our preferred ADSs may also encounter difficulties in the exercise of certain rights, including the limited voting rights. Holders of the ADSs for our common shares do not have automatic entitlement to vote in our General Meetings of Stockholders, other than by power of attorney, by sending a voting instruction to the depository. Where there is not enough time to send the form with voting instructions to the depository, or in the event of omission to send the voting instruction, the holders of ADSs for Cemig’s preferred and common shares may be unable to vote by means of instructions to the depository.

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

Cemig was a factor in the decisions by several important companies to locate in Minas Gerais – such as Mannesmann, a steel company producing seamless tubes, due to the guarantee given by the state government that Cemig would be able to meet its demand for electricity (at that time, equal to half of the entire consumption of the state of Minas Gerais).

The first three hydroelectric plants built by Cemig were inaugurated in the 1950s: Tronqueiras, Itutinga and Salto Grande.

Starting in 1960, Cemig began its operations of electricity transmission and distribution. In the same period the Canambra consortium was formed, by a group of Canadian, American and Brazilian technical experts, who between 1963 and 1966 identified and evaluated the hydroelectric potential of the State of Minas Gerais. This study – at that time – was already aligned with the concept of sustainable development – it revolutionized the focus of construction of power plants in Brazil, as well as defining which projects would be able to be developed to supply future electric power needs.

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

The Minas-Luz Program, a partnership between Cemig, Eletrobrás (Centrais Elétricas Brasileiras S.A.) and the Brazilian federal government, was created to expand service to low-income populations in the countryside and outer urban suburbs, including the shantytowns. The Emborcação hydroelectric plant, on the Paranaíba River, started operation in 1982 – at the time it was the Company’s second largest power plant, and with the São Simão plant it tripled the Company’s generation capacity. It was in 1983 that Cemig created its Ecological Program Coordination Management Unit – responsible for planning and development of a specific policy for environmental protection – enabling research into alternative energy sources, such as wind power and solar generation, biomass and natural gas, to become the subject of the Company’s research projects.

The subsidiary Gasmig (Companhia de Gás de Minas Gerais), was created in 1986, to distribute natural gas. On September 18 of that year the company changed its name from Cemig – Centrais Elétricas de Minas Gerais to Companhia Energética de Minas Gerais – Cemig. The change reflected the expansion of its area of operation to include multiple sources of electricity. By the end of the 1980s, Cemig was distributing electricity to 96% of the State of Minas Gerais according to ANEEL (Agência Nacional de Energia Elétrica), the Brazilian electricity regulator.

In the 1990s, even during the period of economic crisis, Cemig, according to its records, served approximately 5 million consumers. In one year of the decade, it added 237,000 new connections of consumer units to electricity supply – a record in its history. Also in the 1990s, Cemig began to build hydroelectric plants in partnership with the private sector. It was by this method, for example, that the Igarapava hydroelectric plant, in the ‘Minas Triangle’ region, was built – starting operation in 1998.

In 2000, Cemig was included for the first time in the Dow Jones Sustainability Index – a recognition which it has repeatedly received in recent years. Cemig sees this as confirmation of its dedication to the balance between three pillars of corporate sustainability: economic, social and financial. The year 2000 was also marked by the simultaneous construction of three hydroelectric plants – Porto Estrela, Queimado and Funil – and by the number of Cemig’s consumers growing to more than 5 million for the first time in its history.

In 2001, Cemig began construction on 12 hydroelectric plants, and intensified its investments in the distribution and transmission systems. In the same year, Cemig’s shares were traded for the first time on the New York Stock Exchange.

In 2002, according to its records, the number of Cemig’s consumers exceeded 6 million for the first time – and it began construction on the Irapé hydroelectric plant, in the Valley of the Jequitinhonha river. In that year, also, trading began in Cemig’s shares on the Latibex segment of the stock exchange of Madrid.

In 2003, Cemig began simultaneous construction of several hydroelectric plants, as part of the effort to prevent rationing of electricity, and established several centers of excellence and research – focusing on climatology, thermoelectric generation, electricity efficiency and renewable electricity sources.

The year 2004 presented the Company with some major challenges: It was in 2004 that the structure of the new Brazilian regulatory framework came into force – the principal requirement being ‘unbundling’ is of its activities of distribution, generation and transmission. In 2005, as a consequence of this ‘unbundling’, Cemig operated as a holding company, with two wholly-owned subsidiaries: Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

In 2006 Cemig connected a further 230,000 new consumers in the state of Minas Gerais, and its investment in environmental preservation totaled R$ 60 million. The Irapé hydroelectric plant was inaugurated in July of 2006, and in that year the Company began to operate in other states, with the acquisition of a significant interest in Light S.A. (“Light”), operating in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia – TBE, operating transmission lines in the North and South of Brazil. Also, a consortium in which Cemig is a leading member began construction of a transmission line in a neighboring country, Chile.

In 2008, the Company acquired a stockholding in wind farms in the northern Brazilian state of Ceará, with potential for total generating capacity of approximately 100MW. It also participated in the consortium building the Santo Antônio hydroelectric plant, on the Madeira river.

In April 2009, Cemig acquired an equity interest in Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. – Taesa. And in the same year it increased its holdings in the electricity transmission sector with the acquisition of equity interests in the following companies:

•	Empresa Amazonense de Transmissão de Energia S.A. – EATE,

•	Empresa Paraense de Transmissão de Energia S.A. – ETEP,

•	Empresa Norte de Transmissão de Energia S.A. – ENTE,

•	Empresa Regional de Transmissão de Energia S.A. – ERTE and

•	Empresa Catarinense de Transmissão de Energia S.A. – ECTE.

This increased Cemig’s market share in Brazilian electricity transmission from 5.4% to 12.6%, making it the third largest transmission company in Brazil by Permitted Annual Revenue (RAP), according to ANEEL figures.

In December 2009 the Company signed a share purchase agreement with Andrade Gutierrez Concessões S.A., to acquire up to 13.03% of that company’s holding in Light. This acquisition was completed in 2010, starting the process of building its position within the controlling stockholding group of Light.

2009 was the tenth year in which Cemig was included in the worldwide Dow Jones Sustainability Index – and in that year it was elected the world leader in sustainability among utilities. It continues to be the only company in the electricity sector of Latin America that has been included in the ‘DJSI World’ since the creation of that index.

In 2010 Cemig formed a partnership with Light for development of smart grid technology – with a view to increasing operational efficiency, and reducing commercial losses. Also in 2010 – for the second year running – Cemig was rated Prime (B–) by Oekom Research, a German agency that issues sustainability ratings. In the same year Cemig GT (generation and transmission) signed a contract with Light for acquisition of 49% of the share capital of Lightger S.A., a special-purpose company holding the authorization for commercial operation of the Paracambi Small Hydro Plant.

In 2011 the Company acquired significant assets in generation and transmission, including:

•	50% of União de Transmissora de Energia Elétrica S.A. – Unisa, owner of four transmission assets, from Abengoa Concessões Brasil Holding S.A.;

•	Acquisition through Amazônia Energia S.A. (Cemig 74.5%, Light 25.5%) of shares representing 9.77% of Norte Energia S.A., which holds the concession for construction and operation of the Belo Monte Hydroelectric Plant, on the Xingu River, in the Brazilian state of Pará. The transaction added 818 MW of generation capacity to our total commercial operations, increasing our market share in the total Brazilian electricity generation market from 7% to 8%; and adding 280 MW to the total generation capacity of Light;

•	stockholding control of Renova Energia S.A., which has operated for 11 years in small hydroelectric plants and wind farms; and

•	interests in four small hydro plants in Minas Gerais.

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

Also in 2012, Cemig began the following activities:

•	Installation of its Integrated Metering Center (Centro Integrado de Medição, or CIM), to further improve the processes of billing and management of losses, and to contribute to operation and planning of the electricity system. The center has high technology equipment, and is the first step toward construction of smart grid architecture.

•	In partnership with the Belo Horizonte Municipal Information Technology and Information Company (Empresa de Informática e Informação do Município de Belo Horizonte S.A. – Prodabel), Cemig has been making progress on digital empowerment of needy communities in Belo Horizonte.

These additional notes describe some activities of Cemig subsidiaries and jointly-controlled subsidiaries in 2013:

•	Parati made a public offering to acquire shares for cancellation of the listed company registry of Redentor Energia S.A. and for its withdrawal from Novo Mercado listing. Redentor Energia left the Novo Mercado listing segment, but continues to be traded in the standard listing of BM&FBovespa;

•	Cemig GT signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) for acquisition of 49% of the common stock of Brasil PCH; and an investment agreement with Renova Energia S.A, RR Participações S.A., Light Energia S.A. and a new company Chipley (jointly owned by Cemig GT and Renova), governing entry of Cemig GT into the controlling stockholding block of Renova, and assignment of the Brasil PCH share purchase agreement to Chipley;

•	Creation by Renova Energia S.A. of 3 special-purpose company of wind generation with a 99.99% interest: Centrais Eólicas Itapuã VIII., Centrais Eólicas Itapuã XIII and Centrais Eólicas Itapuã XIX;

•	Cemig Capim Branco Energia S.A. completed acquisition of a 30.3% holding in the special-purpose company Epícares Empreendimentos e Participações Ltda., corresponding to an additional equity interest of 5.42% in the Capim Branco Energia Consortium;

•	Madeira Energia S.A. (Mesa) received cash injections from its stockholders, and credit lines, loans and financings with a long-term profile;

•	Gasmig invested to expand its distribution network, and growth in compressed natural gas (GNC) and in the residential distribution market segment;

•	The Board of Directors of Cemig authorized dissolution of Cemig Serviços S.A. Extinction of the company was registered at the Minas Gerais Commercial Board (Jucemg) in August, and its corporate tax number (CNPJ) was canceled in August and November, 2013;

•	Dissolution of the agreement that constituted the POT-T-603 Exploration Consortium;

•	Acquisition by EATE of the interest belonging to Orteng in Transmineiras (Companhia Transleste de Transmissão, Companhia Transirapé de Transmissão and Companhia Transudeste de Transmissão);

•	Transfer of investment in Taesa from Cemig GT to Cemig (the holding company). The holders of the debentures of the second and third issues of Cemig GT consented to reduction of the share capital of Cemig GT as a result of the transfer of shares in Taesa to Cemig (the holding company), as per consent given by ANEEL;

•	Taesa won Lot ‘A’ (a 500kV electricity line) in ANEEL Auction 013/2013, and subsequently created Mariana Transmissora de Energia Elétrica S.A.;

•	Creation of Aliança Geração de Energia S.A., to be a platform for consolidation of generation assets held by Cemig GT and Vale S.A. in generation consortia, and investments in future electricity generation projects.

•	Negotiation for acquisition from Cemig GT of 49% of the future company Aliança Norte Energia Participações S.A., which will own the 9% interest in Norte Energia S.A. belonging to Vale S.A.

Activities relating to subsidiaries and jointly-controlled subsidiaries in 2014:

•	Creation by Renova Energia of 9 special-purpose companies operating in wind generation, with 99% equity ownership.

•	Creation by Guanhães Energia S.A. of 4 special-purpose companies operating in hydroelectric generation, with 100% equity interest;

•	Creation of Cemig Overseas S.L, with head office in Spain, a wholly-owned subsidiary of Cemig (the holding company);

•	Creation by Light Energia S.A. of the wholly-owned subsidiary Lajes Energia S.A.;

•	Acquisition in Madeira Energia S.A. of equity interest held by Andrade Gutierrez Participações S.A. and subsequently by SAAG Investimentos S.A. Inclusion in Cemig GT of Fundo de Investimentos em Participações Malbec, Parma Participações S.A. and Fundo de Investimentos em Participações Melbourne, with direct stockholdings, and of FIP Melbourne, by acquisition of 83% interest in SAAG Investimentos S.A., which holds an interest of 12.4% in Madeira Energia S.A., which wholly-owns Santo Antônio Energia S.A.;

•	Creation by Renova Energia S.A. of 17 special-purpose companies operating in wind generation;

•	Creation by Light S.A. of the special-purpose company Energia Olímpica, (50.10 stake), in purpose of electricity infrastructure works for the Olympic Games in Rio de Janeiro;

•	Association with Gás Natural Fenosa for the creation of the company Gás Natural do Brasil S.A., which will be a platform for consolidation of assets, and investment, in natural gas projects;

•	Disposal of the totality of Light’s equity interest in CR Zongshen E-Power Fabricadora de Veículos S.A.

•	Acquisition of the 40% equity interest in Companhia de Gás de Minas Gerais, belonging to Gaspetro, increasing Cemig’s interest to 99.57% of the total of Gasmig;

•	Creation by Renova of Moinhos de Vento Consortium, with 99.99% equity interest;

•	Change in the stockholding structure of the companies STC and ERTE (Taesa);

•	Creation of the wholly-owned subsidiary Cemig Participações Minoritárias S.A.;

•	Acquisition of Retiro Baixo Energética S.A. by Cemig GT, with 49.9% equity interest. The object of Retiro Baixo is operation of hydroelectric potential in the State of Minas Gerais;

•	Creation of the SLT Project Consortium in Cemig GT, with 33.33% interest. Its objects are to manage and account the contracting of legal, environmental, technical and any other external consultants necessary for preparation of studies to ascertain the attractiveness of the São Luiz do Tapajós hydroelectric plant, in the State of Pará;

•	Cemig GT entered the controlling stockholding block of Renova Energia S.A.;

•	Dilution of Light in Renova Energia S.A. (entry of Cemig GT into the controlling stockholding block);

•	Change in the equity interest in ERTE (Taesa);

•	Constitution of two sub-holding companies by Renova Energia S.A., named Diamantina Eólica Participações S.A. and Alto Sertão Participações S.A., with 99.99% equity interest. The objects are holding of equity interest in other companies in the area of electricity generation and trading, and sales of electricity;

•	Exclusion of the Cosama Consortium in Cemig GT;

•	Exclusion of the 40.00% interest held by Cemig Geração Transmissão in Chipley SP Participações and alteration of the percentage equity interest of Renova Energia, 99.99%;

Activities relating to subsidiaries and jointly-controlled subsidiaries in 2015:

•	Creation by Renova Energia S.A. of consortium Moinhos de Vento 2, with 99.99% equity interest;

•	Exclusion from EBL Companhia de Eficiência Energética S.A. of an equity interest in Light Esco Prestação de Serviço S.A.;

•	Transfer of assets to Aliança Geração de Energia S.A.;

•	Corporate reorganization of Cemig Capim Branco S.A;

•	Acquisition from Vale of Vale’s 49% stockholding interest in Aliança Norte Energia Participações S.A., holder of a 9% interest in Norte Energia S.A., or Nesa (Belo Monte) – corresponding to an indirect holding of 4.41% in Nesa.

Companies incorporated in Brazil described below are our major subsidiaries and affiliates which were consolidated in our financial statements. The jointly controlled were consolidated by the equity method:

In compliance with IFRS 11 – Joint Arrangements, as of January, 2013 Cemig no longer uses the proportional consolidation method to account for operations in which it holds joint control, but reports them all only by the equity method.

Cemig’s principal subsidiaries and jointly-controlled subsidiaries include the following:

•	Cemig Geração e Transmissão S.A. (‘Cemig GT’) – 100% owned: operates in electricity generation and transmission.

•	Cemig Distribuição S.A. (‘Cemig D’) – 100% owned: operates in electricity distribution;

•	Companhia de Gás de Minas Gerais (‘Gasmig’) – jointly-controlled, 99.57% owned: acquires, transports, distributes and sells natural gas;

•	Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) – jointly-controlled subsidiary, with ownership of 45.74% of the voting stock and 43.36% of the total stock: construction, operation and maintenance of electricity transmission facilities in 11 states of Brazil;

•	Light S.A. – Jointly-controlled subsidiary, with direct holding of 26.06% and indirect holding of 6.42% of total stock: electricity generation, transmission, trading and distribution, and other related services; direct or indirect holding of interests in companies operating in these areas;.

•	Renova Energia S.A: jointly-controlled subsidiary, with direct ownership of 27.37% of the total capital and 36.62% of the voting stock. Listed company operating in development, construction and operation of plants generating power from renewable sources - wind power, small hydro plants (SHPs), and solar energy; sales and trading of electricity, and related activities. Renova owns Latin America’s largest wind complex, in the central region of the state of Bahia.

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

In 2014 and in the last 4 years, its installed capacity was constantly growing. Cemig’s action on climate change is in line with its business strategy through commitment entitled “10 initiatives for the climate.” Published the Inventory of Greenhouse Gas Emissions Greenhouse verified by independent audit. Growing involving all its stakeholders is the social responsibility strategy of Cemig which is present in more than 774 cities and 23 states of Brazil, generating, transmitting and distributing electricity, with quality, for millions of Brazilians.

We have taken part in several transactions in the recent years, which includes among others, the following:

Acquisitions involving the Light and Parati

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

On July 28, 2011, Parati acquired, from Fundação de Seguridade Social Braslight (“Braslight”) the totality of Braslight’s unit shares in FIP Luce. The amount received by Braslight for the sale of FIP Luce’s total shares was R$ 171.98 million. Thus Parati became the holder of 100% of the unit shares of FIP Luce, and, indirectly, the holder of the equivalent of 20.08% of the total and voting stock of Light.

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

On March 14, 2013, Parati S.A. – Participações em Ativos de Energia Elétrica (“Parati”) carried out a public offer for acquisition of shares aiming at the cancellation of Redentor Energia S.,A.,’s Listing Registration and its exit from the Novo Mercado segment. As a result of this public offer, Redentor Energia exits form the Novo Mercado segment, but it had to remain listed in BM&FBovespa.

Acquisition, by Light, of interest in Guanhães Energia

On February 10, 2012, Light approved the acquisition of 26,520,000 common shares (equivalent to an interest of 51%) in Guanhães Energia S.A. (“Guanhães Energia”) by Light Energia, for R$25.0 million (in currency of May 2011, adjusted by the IPCA index up to the date of closing of the transaction). The acquisition was conditional upon prior approval by ANEEL and was approved by CADE.

On August 28, 2012, Light Energia signed the Final Term of Closing with Investminas Participações S.A. for acquisition of 26,520,000 Class A common shares in Guanhães Energia S.A., equivalent to 51% of its share capital, for the amount of R$26.6 million.

In February 2014, inclusion in Guanhães Energia S.A. by the creation of four special purpose companies for hydroelectric power generation, with 100% equity interest: PCH Fortuna II S.A., PCH Jacaré S.A, PCH Dores de Guanhães S.A. and PCH Senhora do Porto S.A.

For more information about Guanhães Energia, see the section ‘Expansion of Generation Capacity.

Acquisition, by Light, of interest in Renova

Renova Energia S.A. (‘Renova’) produces electricity from renewable sources, focused on wind farms and small hydro plants. At present it is the only company listed on the BM&FBovespa that works exclusively in renewable power sources in Brazil. It has created Brazil’s largest wind complex, in the semi-arid region of the state of Bahia.

On August 19, 2011 Light, through its subsidiary Light Energia, subscribed 50,561,797 common shares in Renova. This resulted in Light Energia holding 34.85% of the common shares and 25.8% of the total capital of Renova. The transaction included a private placement of shares in Renova in the approximate amount of R$360 million, in which the minority stockholders of Renova were able to participate, and resulted in a total cash injection of R$376 million.

The common shares subscribed by Light Energia are part of the controlling stockholding block of Renova, comprising half of the shares in the controlling block, with the same rights and preferences attributed to the common shares issued by Renova. To make this transaction possible, RR Participações S.A. (‘RR’) and certain shareholders of Renova waived their right to first refusal in the subscription, in favor of Light Energia. Light Energia and RR entered into a stockholders’ agreement regulating the exercise of the right to vote, purchase and sale of shares in Renova held by the parties, and their rights and obligations as stockholders of Renova. Light has experience in construction and commercial operation of generation projects and in the sale and placement of power supply. We understood that this combination would enable Renova to position itself as one of the largest players in wind power in America, with unique and extremely attractive characteristics. The agreement also contains a commitment by Light to buy 400MW of installed capacity supplied by Renova’s wind projects. The companies also had long-term first refusal rights in purchase or sale, as applicable, of the wind power generated. The main objective of this acquisition was to accelerate the growth of Renova through a combination of Renova’s technical capacity, and pioneer experience in development of new projects and business, and our own experience and contracts made in the Free Market.

On June 22, 2012, a Contract for Subscription of Units in Renova was signed by BNDES Participações S.A. (“BNDESPar”), Renova, Light, Light Energia and RR, regulating an investment in Renova by BNDESPar.

Under the Contract for Subscription of Units, RR, Light Energia and InfraBrasil Fundo de Investimento em Participações assigned their respective first refusal rights in the capital increase to BNDESPar. Also under the contract BNDESPar undertook to subscribe units in the capital increase in a minimum amount of R$250 million, and further to this minimum subscription, BNDESPar would share on a prorated basis in subscription of:

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

As part of the investment agreement, RR, Light Energia and BNDESPar undertook to enter into a stockholders’ agreement to give BNDESPar the following rights:

(i)	election of 1 (one) member of the Board of Directors of Renova;

(ii)	right of joint sale in the event of direct or indirect disposal of the shares in Renova held by RR or Light Energia; and

(iii)	the right to subscribe to secondary public offerings in Renova. The investment agreement did not result in sale of control by the controlling stockholders of Renova (RR and Light Energia), for the purposes of Article 254-A of the Brazilian Corporate Law, nor acquisition of control of Renova by BNDESPar, under Article 256 of that law.

BNDESPar’s entry into Renova gave Renova greater negotiating and financing capacity for making the investments that it had planned up to that date.

As a result of this transaction, on December 31, 2012, Light’s holding in Renova was 21.99%.

In July of 2012, Renova Energia inaugurated its Alto Sertão I Wind Complex, in the region of Caetité, Igaporã and Guanambi, in the Southwestern region of the State of the Bahia. This is considered to be Latin America’s largest wind power complex, with capacity to generate 294MW - enough to supply 540,000 homes. Total investment in the complex was R$1.2 billion. It comprises 14 separate wind farms, with a total of 184 aero generators.

In October 2012 the increase in the share capital of the Company was homologated, and the transaction of investment by BNDES Participações S.A. (‘BNDESPar’) in Renova was completed. The capital increase was made at the price of R$9.3334 per common or preferred share, equivalent to R$28.0002 per unit. The amount of the increase in capital was R$314.7 million; BNDESPar subscribed 82.8% of the total, or R$260.7 million.

The capital provided by BNDESPar was subscribed through the right of first refusal assigned by RR Participações S.A., Light Energia S.A. and InfraBrasilFundo de Investimentos, and consequent unsubscribed shares.

Acquisition of equity interest in Brasil PCH and Investment Agreement with Renova Energia SA

On June 14, 2013 Cemig GT signed a share purchase agreement with Petróleo Brasileiro S.A. (‘Petrobras’) governing the purchase of 49% of the common shares of Brasil PCH (‘the Brasil PCH Share Purchase Agreement’).

On August 8, 2013 Cemig GT approved signature of an Investment Agreement with Renova, RR Participações S.A. (‘RR’), Light Energia S.A. (‘Light Energia’), and Chipley, governing the entry of Cemig GT into the controlling stockholding block of Renova, through subscription by Cemig GT of new shares to be issued by Renova, structuring of Chipley as a growth vehicle, owned by Cemig GT and by Renova, and assignment to Chipley of the Agreement for Purchase of Shares in Brasil PCH S.A.

The issue price for the shares in Renova was set at R$16.2266 per common share, resulting in a value of R$1.41 billion for the portion of the increase in the share capital of Renova to be subscribed by Cemig GT. These amounts are to be updated by the CDI Rate from December 31, 2012 until the date of the actual capital increase.

The transaction to acquire an interest in Brasil PCH was subject to rights of first refusal and/or joint sale by the other stockholders of Brasil PCH. At the expiration of the period for that exercise of first refusal, none of the stockholders holding that right had decided to do so; and only one stockholder, Jobelpa S.A. (‘Jobelpa’), holder of 2% of the equity of Brasil PCH, decided to exercise its (‘tag-along’) right of joint sale.

The transaction was completed on February 14, 2014, with payment by Chipley of R$739.94 million, funded by an Advance Against Future Capital Increase in Chipley made by Cemig GT.

On March 31, 2014 Cemig GT made the Advance Against Future Capital Increase in Renova, in the amount of R$810.12 million.

On September 29, 2014 Cemig GT entered the controlling stockholding block of Renova Energia S.A. – Renova, acquiring 36.6% of Renova’s voting stock and 27.4% of its total capital, by subscription of 87,186,035 common shares. For the capital increase to take place, RR and Light Energia assigned their rights of preference to Cemig GT. The issue price of the shares in Renova was R$17.7789 per common share. The transaction was realized by use of two Advances against Future Capital Increase (Adiantamentos para Futuro Aumento de Capital, referred to as AFACs), with total value of R$1.55 billion: the first, of R$739.94 million, was made on February 14, 2014, in Chipley; and the second, of R$810.12 million, on March 31, 2014.

Investment Agreement with Renova Energia S.A. (Renova), RR Participações S.A. (RR), Light Energia S.A. and Chipley, governing entry of Cemig GT into the controlling stockholding block of Renova, also providing for structuring of Chipley (owned 40% by Cemig GT and 59% by Renova) and assignment of the Brasil PCH Share Purchase Agreement to Chipley.

No impact in relation to this transaction was recorded in the Company’s financial statements for the years ended December 31, 2013. For information regarding to this transaction recorded in 2014, see “Financial Statement - Explanatory Note 14”.

Other corporate events relating to Renova Energia S.A. in 2014 and 2015

In January 2014, inclusion in Renova Energia S.A. of 9 special-purpose companies operating in wind generation, with 99% equity interest: Centrais Eólicas Bela Vista II Ltda.; Centrais Eólicas Bela Vista III Ltda.; Centrais Eólicas Bela Vista IV Ltda., Centrais Eólicas Bela Vista V Ltda.; Centrais Eólicas Bela Vista VI Ltda.; Centrais Eólicas Bela Vista VII Ltda.; Centrais Eólicas Bela Vista IX Ltda.; Centrais Eólicas Bela Vista X Ltda. and Centrais Eólicas Bela Vista XI Ltda.;

In April 2014, creation by Renova Energia, of 17 special-purpose companies operating in wind generation, with head office in Guanambi, Bahia state: Centrais Eólicas Umburanas 1 Ltda., Centrais Eólicas Umburanas 2 Ltda; Centrais Eólicas Umburanas 3 Ltda; Centrais Eólicas Umburanas 4 Ltda; Centrais Eólicas Umburanas 5 Ltda; Centrais Eólicas Umburanas 6 Ltda; Centrais Eólicas Umburanas 7 Ltda; Centrais Eólicas Umburanas 8 Ltda; Centrais Eólicas Umburanas 9 Ltda; Centrais Eólicas Umburanas 10 Ltda; Centrais Eólicas Umburanas 11 Ltda; Centrais Eólicas Umburanas 12 Ltda; Centrais Eólicas Umburanas 13 Ltda; Centrais Eólicas Umburanas 14 Ltda; Centrais Eólicas Umburanas 15 Ltda; Centrais Eólicas Umburanas 16 Ltda; and Centrais Eólicas Umburanas 18 Ltda.

In August 2014, inclusion in Renova Energia, of the Renova Moinhos de Vento Consortium, with 99.99% interest.

In September 2014, inclusion in Cemig GT of 49.9% equity interest in Retiro Baixo Energética S.A., the object of which is commercial operation of the hydroelectric potential located on the Paraopeba River, in the municipalities of Pompeu and Curvelo, in Minas Gerais, through construction, implementation, operation and maintenance of the Retiro Baixo Hydroelectric Plant, which has installed generation capacity of 8.37MW and assured offtake of 38.5MW average. At the end of the transaction the stockholding composition of RBE was: Cemig GT 49.9%, Furnas 49.0% and Orteng com 1.1%.

In October 2014, inclusion of Cemig GT in the control block of Renova Energia S.A., with 36.62% interest in the voting stock and 27.37% of the total share capital, and consequent alteration of the interest of Light Energia S.A. in the voting stock from 33.51% to 21.2%, and in the total capital from 21.86% to 15.87%. On October 27, 2014, the members of the Board of Directors of Renova Energia S.A., a subsidiary of Light Energia, approved the ratification of the Increase in Capital in the amount of R$1,55 billion, by issuance of 87,196,901 nominal common shares without par value, at the issue price of R$17.7789 per share. The interest of Light Energia in Renova was then 15.9% of the total capital and 21.2% of the common shares, its shares remaining bound as part of the control block.

In November 2014, Constitution by Renova Energia S.A., of 2 sub-holding companies, called Diamantina Eólica Participações S.A. and Alto Sertão Participações S.A., with 99.99% equity interest, their objects being to hold interests in other companies in the areas of electrical power generation and trading electricity.

In January 2015, inclusion in Renova Energia S.A. of the Renova Moinhos de Vento 2 Consortium with participation of 99.99%, with the exclusive object of participation in auctions.

The following are the fair values allocated to the interest acquired in Renova:

Fair values of the interests acquired (27.37%)
R$ million
Assets
Cash and cash equivalents	56
Accounts receivable	10
Other assets	94
Investments	205
Fixed assets	1,027
Intangible assets	1,295
Liabilities
Current and non-current liabilities	(697)
Deferred taxes	(440)

Total net assets	1,550

After the homologation of the capital increase, Cemig GT’s equity interest in Renova was 27.37% of the total stock and 36.62% of the voting stock – as follows:

RENOVA ENERGIA	ON shares		PN shares		Total shares	% of total share capital

	Quantity	%	Quantity	%	Quantity	%
Controlling shareholder block	188,309,629	79.10	–	–	188,309,629	59.11

RR Participações	50,561,797	21.24	–	–	50,561,797	15.87
Light Energia	50,561,797	21.24	–	–	50,561,797	15.87
Cemig GT	87,186,035	36.62	–	–	87,186,035	27.37
Other shareholders	49,786,482	20.90	80,408,816	100.00	130,195,298	40.89

RR Participações	9,560,093	4.02	–	–	9,560,093	3.00
BNDESPar	9,311,425	3.91	18,622,850	23.16	27,934,275	8.77
InfraBrasil	11,651,467	4.89	23,302,933	28.98	34,954,400	10.97
FIP Caixa Ambiental	5,470,293	2.30	10,940,586	13.61	16,410,879	5.15
Others	13,793,204	5.78	27,542,447	34.25	41,335,651	13.00

Total	238,096,111	100.00	80,408,816	100.00	318,504,927	100.00

Investment agreement between Renova Energia and Cemig GT for creation of wind farms

On July 17, 2014 an investment agreement was signed between Cemig and Renova for a wind farm project in the region of Jacobina in the state of Bahia. The agreement provided for Cemig to have a 50% interest in the project. The monopolies authority, Cade (Conselho Administrativo de Defesa Econômica, or Administrative Council for Economic Defense) approved the signature of this investment agreement on October 22, 2014.

For more information, see the section “14, Investment”, in the Financial Statements.

Acquisition of 9.77% interest in Norte Energia S.A.: the Belo Monte Hydroelectric Plant

The Belo Monte Hydroelectric Plant (‘Belo Monte’) is the largest power plant currently under construction in the world, and when completed it will have installed capacity of 11,233 MW and takeoff guarantee level of 4,571 MW average. The start of the commercial operation is scheduled for February 2015, and the concession period is 35 years. The concession for construction and operation of the Belo Monte Hydroelectric Plant, on the Xingu River, in the Brazilian state of Pará, is held by Norte Energia S.A. (‘Norte Energia’), which won the auction held in April 2010.

The Northern Region of Brazil is the principal frontier for expansion of Brazil’s hydroelectric power generation, and more than 60% of the hydroelectric potential for expansion is still available. Thus, we believe that participation in the project has a strategic value. The Belo Monte Hydroelectric Plant is the second project in the region in which Cemig GT is participating, the first being its 10% interest in the consortium for the construction of the Santo Antônio Hydroelectric Plan in the Brazilian state of Rondônia.

Amazônia Energia Participações S.A. (‘Amazônia Energia) is a special-purpose company in which the stockholders are: Light S.A., with 51% of t voting stock and 25.5% of the total capital; and Cemig Generation and Transmission (Cemig GT), with 49% of the voting stock and 74.5% of the total capital. On October 25, 2011, Amazônia Energia signed share purchase contracts with six companies that held, in total, an interest of 9.77% in Norte Energia, as follows: (i) Construtora Queiroz Galvão S.A.: 2.51%; (ii) Construtora OAS Ltda.: 2.51%; (iii) Contern Construções e Comércio Ltda.: 1.25%; (iv) Cetenco Engenharia S.A.: 1.25%; (v) Galvão Engenharia S.A.: 1.25%; and (vi) J. Malucelli Construtora de Obras S.A.: 1%.

The acquisition price was equal to the amount of injections of capital made by the vendors, adjusted by the IPCA inflation index up to October 26, 2011, in the amount of R$118.69 million.

The operation involving the interest of Amazônia Energia as a stockholder in Norte Energia was approved by the Extraordinary General Meeting of Norte Energia and Board of Directors of Cemig GT and of Light. The Brazilian electricity regulator, ANEEL, was informed of the operation, which was submitted to CADE, in accordance with Law 8884/94.

The transaction added 818 MW of generation capacity to our total commercial operations, increasing our market share in the total Brazilian electricity generation market from 7% to 8%; and adding 280 MW to the total generation capacity of Light.

The advantages of this transaction include the following: (i) the principal contracts for the construction and works and equipment had already been signed; (ii) the main risks associated with the project were already considerably attenuated; (iii) future injections of capital would be diluted over nine years, and the cash flow generated by the project itself would be used in the last three years; (iv) the environmental costs had already been defined; and (v) all the transactions for sale of electricity had already been established.

This acquisition had no effect on the policy for payment of dividends to the stockholders of Cemig GT.

Acquisition by Taesa of equity interests in the Abengoa Transmission Companies

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

On March 16, 2012, TAESA, signed a share purchase agreement with Abengoa for acquisition of the remaining 50% of the shares held by Abengoa in União de Transmissoras de Energia Elétrica Holding S.A.(“UNISA”), the current denomination of Abengoa Participações Holding S.A., which in turn owns 100% of the share capital of the UNISA Transmission Companies, TAESA will pay a total amount of R$863,5 million in December 31, 2011 equivalent currency, for this acquisition. This amount was updated by the accumulated variation of the Brazilian benchmark rate (“SELIC”) between the base date and the business day immediately preceding the date of completion of the transaction, when the actual acquisition of the shares by TAESA will take place. The acquisition price was adjusted for remuneration and increases or reductions of capital that take place between the base date and the date of completion of the transaction. Completion of the transaction and actual acquisition of the shares by TAESA was subject to the fulfillment of certain suspensive conditions, which include: (i) approval by the General Meeting of Stockholders of TAESA; (ii) consent of the financing banks of the UNISA Transmission Companies; and (iii) approval of the transaction by ANEEL. Also, the transaction was submitted to CADE, in accordance with Law 8884/94, On July 3, 2012, TAESA concluded the acquisition of the remaining 50% interest of Abengoa in UNISA (STE, ATE, ATE II and ATE III) for the amount of R$904 million, TAESA financed this acquisition by the issue of R$905 million in promissory notes.

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

Within the scope of this stockholding restructuring, TAESA disbursed the amount of R$1,732 million already updated by the CDI rate from December 31, 2011, discounted any dividends and/or interest on equity that is declared, whether paid or not. The amount involved was agreed by the companies based on technical valuations conducted by independent external evaluators.

These transfers were concluded on May 31, 2013, by sale to Taesa, of the following assets: (i) the directly-held interests in the concession holders ECTE, ERTE, ENTE, ETEP, EATE and EBTE; and (ii) the indirectly-held interests in the concession holders STC, ESDE and ETSE.

As a result, Taesa became the holder of the following stockholding interests:

•	49.98% of the total capital of EATE;

•	19.09% of the total capital of ECTE;

•	49.99% of the total capital of ENTE;

•	49.99% of the total capital of ERTE;

•	49.98% of the total capital of ETEP;

•	74.49% of the total capital of EBTE (49% held by Taesa and the rest held indirectly through the 51% interest in EBTE held by EATE, in which Taesa’s interest is 49.98%);

•	39.98% of the total capital of STC (indirect holding: 80% held by EATE, in which Taesa holds 49.98%);

•	49.98% of the total capital of ESDE (indirect holding through ETEP, in which Taesa holds 49.98%);

•	39.98% of the total capital of Lumitrans (indirect holding: 80% held by EATE, in which Taesa holds 49.98%); and

•	19.09% of the total capital of ETSE (indirect holding through ECTE, in which Taesa holds 19.09%).

This shareholding restructuring is in accordance with our strategic planning, which aims to consolidate our holdings in electricity transmission companies in a single corporate vehicle, and to optimize our ability to assess opportunities in future auctions of transmission lines and acquisition of transmission assets in operation.

In August 2014, change in the stockholding structure of the companies of the TBE Group:

•	STC – change in the equity interest of EATE from 80% to 61.55%, and inclusion of ENTE, with interest of 18.45%.

•	ERTE – change in the percentage interest of Taesa in the total share capital, from 49.99% to 35.41%, and inclusion of EATE, with interest of 29.16% in the total share capital.

At a meeting held on October 30, 2014, the Board of Directors approved an injection of capital by ENTE into ERTE, of R$37,557, equivalent to 21,732,203 preferred shares (29.41% interest in the total capital), in such a way as to give ERTE the funds necessary for payment of dividends that had been retained in corporate reserves. This meeting also authorized signature by the company, and Alupa, EATE and ENTE, of the Term of Assignment of First Refusal Right in the subscription of new shares and other securities in ERTE, under which transfer was made, free of financial consideration, in proportion to their respective shares in the total capital of ERTE. After this injection the totally paid-up share capital of ERTE was R$109,471, represented by 36,940,800 common shares and 36,940,800 preferred shares, without par value. Thus, Taesa then held a direct interest in ERTE of 24.99% and an indirect interest of 25.00% (considering that Taesa holds an interest of 49.98% in EATE and 49.99% in ENTE), continuing a direct and indirect holding in ERTE of 49.99%. This alteration of equity interest did not give rise to any goodwill premium nor discount, nor any impact on the Company’s profit.

Transfer of investment in Taesa from Cemig GT to Cemig

On October 24, 2013 the General Meetings of Debenture Holders of Cemig GT consented, in the terms of Article 174, §3º of the Brazilian Corporate Law, to reduction of the Share Capital of Cemig GT from R$3,296,785 to R$893,192 as a result of the transfer of the shares in Taesa (Transmissora Aliança de Energia Elétrica S.A.) to Cemig (Companhia Energética de Minas Gerais – Cemig), the latter being guarantor of the debenture issues of Cemig GT, in accordance with the consent given by the electricity regulator, ANEEL, in ANEEL Authorizing Resolution No. 4108/2013, of May 14, 2013, and as decided by the Extraordinary General Meeting of Stockholders of Cemig GT on September 26, 2013.

Because this was a transaction between entities under common control, the transfer was carried out at historic cost of the investments on that date, without any effect on the results of Cemig or of its subsidiary Cemig GT.

Acquisition of the São Gotardo substation by TAESA

On June 6, 2012, TAESA won Lot E of ANEEL Auction 005/2012, TAESA created a special-purpose company (“SPC”) named São Gotardo Transmissora de Energia S.A. to which ANEEL granted the right to commercial operation of the concession comprising two transmission functions within the São Gotardo 2 substation in the state of Minas Gerais. TAESA did not offer a discount in relation to the initial base RAP of R$3,74 million. The company started its operations on February, 2014.

TAESA follow-on equity offering

On July 19, 2012, in a follow-on equity offering, TAESA issued 24 million units (each presenting one common share and two preferred shares), at R$65 per unit. On August 20, 2012, the bookrunners exercised the overallotment option and TAESA issued an additional 3 million units, totaling 27 million units issued in the follow-on equity offering. The share capital of TAESA was increased, within the limit of its authorized capital, in the amount of R$1,755 billion, by issuance of 81 million new shares: 27 million common and 54 million preferred shares. Under Brazilian Corporate Law, and our by-laws, existing stockholders did not have a right of first refusal in this subscription. As a result of the follow-on equity offering, Cemig Generation and Transmission’s holding in TAESA was diluted, from 56.69% to 43.36%. The mentioned operation gave rise to a gain in the amount of R$259 million, reported in our statements of income for the third quarter of 2012.

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

The holders of units in Fundo de Investimento em Participações Coliseu (‘FIP Coliseu’), the equity investment fund that is part of the controlling stockholding block of Taesa, approved, at its nineteenth General Meeting of Unit Holders, held on October 21, 2014, extension of the period of duration of FIP Coliseu, which would otherwise have been terminated on October 26, 2014, for up to 720 calendar days from October 21, 2014.

Clause 16.1.1 of the First Amendment to the Stockholders’ Agreement of Taesa (‘the Stockholders’ Agreement’) provides that Santander Participações S.A. (‘Santander’), a unit holder of FIP Coliseu and, therefore, an indirect stockholder of Taesa, will cease to be part of the Stockholders’ Agreement on October 30, 2014. To effect this separation from the Stockholders’ Agreement, and also because of the extension of the period of duration of FIP Coliseu referred to above, the twentieth General Meeting of Unit Holders of FIP Coliseu was held, and approved the partial split of FIP Coliseu, with reversion of the common shares of Taesa indirectly owned by Santander, then held by FIP Coliseu, to Fundo de Investimento em Participações Resling (the sole unit holder of which is Santander itself, hereinafter referred to as ‘FIP Resling’).

After this, FIP Resling held 76,258,597 common shares of Taesa. At the request of Santander, the Board of Directors of Taesa, on October 30, 2014, homologated the conversion of 50,839,064 common shares held by FIP Resling into preferred shares.

Immediately following this, the Board of Directors of the Company, also at the request of Santander, homologated the issuance of 25,419,532 Units in Taesa in favor of FIP Resling, through the grouping of 50,839,064 preferred shares converted into 25,419,532 common shares held by FIP Resling on October 30, 2014.

After the split of the shares held by Santander and issuance of the Units in its possession, the composition of the total capital of the Company changed to the following:

	ON shares	%	PN shares	%	Total capital	%
FIP Coliseu	228,775,790	35.7%	—	0.0%	228,775,490	22.1%
Cemig	293,072,229	45.7%	155,050,644	39.5%	448,122,873	43.4%
Market	93,446,517	14.6%	186,892,944	47.6%	280,339,461	27.1%
FIP Resling	25,419,533	4.0%	50,839,064	12.9%	76,258,597	7.4%

Total	640,714,069	100.0%	392,782,652	100.0%	1,033,496,721	100.0%

The other clauses of the Stockholders’ Agreement of the Company remain valid up to the end of the concessions, and thus the shared management of the Company by Cemig and FIP Coliseu, or its successors, is maintained.

Increase of stockholding in Gasmig

On December 27, 2011 our Board of Directors authorized the acquisition of 10,781,736 nominal common shares and 7,132,773 nominal preferred shares, representing 4,38% of the total capital of Companhia de Gás de Minas Gerais — Gasmig, which belonged to the State of Minas Gerais, for R$67.2 million, corresponded to a price per share of approximately R$3.75, lately adjusted to the value given by an independent valuation opinion prepared by a specialized institution, which resulted in a valuation of the holding acquired at R$65 million. The operation was accomplished on July 9, 2012, in that date the company had 59.57% of participation in Gasmig.

On July 29, 2014, acquisition of the 40% interest held by the subsidiary Gaspetro in Companhia de Gás de Minas Gerais (Gasmig). This had been approved by the Boards of Directors of both Cemig and Petrobrás. The transaction, for a purchase price of R$600 million, is subject to certain usual conditions precedent, including approval by the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica – CADE), and consent from the State of Minas Gerais, the grantor of Gasmig’s gas distribution concession. This acquisition by Cemig is part of the Company’s strategy for the creation, in partnership with Gás Natural Fenosa (‘GNF’), of Gas Natural do Brasil S.A. (‘GNB’), which will be its platform for consolidation of investments in natural gas projects.

On October 2014, alteration in the equity interest of Companhia Energética de Minas Gerais in Gasmig: in the voting capital, from 58.71% to 98.71%; and in the total capital, from 59.57% to 99.57%. The amount paid was R$ 571 million, being the result of R$ 600 million specified in the share purchase agreement, updated by the IGP-M index, less the dividends paid between the base date and the closing of the agreement. The acquisition was completed after the approval by the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or CADE) and consent from the concession-granting power, the State of Minas Gerais.

The following are the fair values of the underlying assets and liabilities of the interest acquired in Gasmig:

Fair values of the interests acquired
R$million
Assets
Cash and cash equivalents	106
Securities	105
Accounts receivable	72
Inventories	6
Other current assets	71
Other current assets – Non-current	304
Financial assets of the concession	659
Intangible assets	1,182
Liabilities
Current liabilities	(335)
Provisions	(48)
Deferred taxes	(311)
Other non-current liabilities	(382)
Minority interests	(4)

Total net assets acquired	1,425

Business combination carried out in stages – additional effects

Up to the date of the acquisition of the controlling interest in Gasmig, Cemig had an equity interest of 59.57% in the share capital of Gasmig. However, Cermig did not consolidate Gasmig since there was a shareholders’ agreement which gave Petrobras significant participating rights.

With the acquisition of the 40% interest in Cemig, referred to above, Cemig obtained control over Gasmig, and began to consolidate Gasmig as from the date of this acquisition.

As specified in IFRS 3 (R) (Business combinations), the Company revalued its previous interest in Gasmig at fair value, recognizing the difference in the profit for the period.

Considering that the valuation opinion for the acquisition of the additional interest of 40% in Gasmig represents the fair value of the assets on the date of acquisition, Cemig made the measurement of its original interest in the investment, as follows:

Fair value of the original interest (59.57%)
R$million
Fair value of Gasmig on the date of acquisition of control	1,427
Cemig’s original interest, of 59.57%, valued at fair value on the acquisition date	850
Book value	569
Gain recorded in 2014	281

In the business combination a complementary amount of R$ 766 million was recognized in intangible assets, and deferred tax liabilities were recognized in the amount of R$ 261million, related to the right to commercial operation of the concession, to be amortized by the straight-line method during the period of the concession, corresponding to the difference between the fair value of the transaction and the fair value of the other assets and liabilities existing in the balance sheet of Gasmig.

Thus the amounts taken into account by the Company for the measurement of the total value involved in the business combination were:

R$million

Consideration transferred for acquisition of the 40% interest	571
Fair value of the interest previously held	850
Fair value involved in the business combination	1,421

Reconciliation of the amount paid with the statement of cash flows:
Consideration transferred for acquisition of the 40% interest	571
Balance of Cash and cash equivalents acquired in the business combination	(106)
Amount disbursed, net of Cash and cash equivalents acquired	465

For more information, see the section “14, Investment”, in the Financial Statements.

Association with Gás Natural Fenosa (GNF)

On June 13, 2014, Cemig signed agreements with Gas Natural Fenosa (‘GNF’) formalizing an association for the creation of the company Gás Natural do Brasil S.A. (‘GNB’), which will be a platform for consolidation of assets, and investment, in natural gas projects.

Acquisition of interest in the Capim Branco Plant Consortium

On May 28, 2013, Cemig Capim Branco Energia S.A. (‘Cemig Capim Branco’), a wholly-owned subsidiary of Cemig, completed acquisition of an equity interest of 30.3030% in the special-purpose company Epícares Empreendimentos e Participações Ltda., a company of the Paineiras Group, which holds an interest of 17.89% in the Capim Branco Energia Consortium (‘the Consortium’). This acquisition thus corresponds to an additional interest of 5.42% in the Consortium.

The interest acquired has been valued at R$94 million. The value of the acquisition was calculated by the discounted cash flow method. The difference between the consideration transferred and the fair value of the assets was allocated to the concession for the project, based on the cash expected to be generated during the period of the concession. This intangible asset will be amortized on a straight-line basis from June 2013 until August 2036, the date of termination of the concession.

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

On the date of the acquisition the net book value of the interest acquired was R$55 million.

On February 27, 2015 an Extraordinary General Meeting of Stockholders of Cemig decided to authorize merger by Cemig GT of Cemig Capim Branco Energia S.A., and subsequent termination of the latter company. The merger consists of the transfer from Cemig to Cemig GT of the direct and indirect equity interests held by Cemig Capim Branco, equivalent to 26.4752% of the Amador Aguiar I and II Hydroelectric Plants. Of this total, Capim Branco directly holds 21.0526% of the Amador Aguiar I and II Plants and Capim Branco holds 30.3030% of the share capital of Epícares Empreendimentos e Participações Ltda., which, in turn, holds 17.8947% of the Amador Aguiar I and II Plants. The Brazilian regulator, ANEEL, approved the transfer.

This is one of the precedent conditions for subscription of shares in Aliança Geração de Energia S.A., by transfer of the interests held by Vale S.A. and Cemig GT in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga (‘the Association’).

As a result, there was an increase of R$1.7 billion to R$1.84 billion in the share capital of Cemig GT, and alteration of the head paragraph of Clause 5 of the by-laws of Cemig GT.

Partnership for consolidation of interests in generation holdings

On December 19, 2013, Cemig GT signed commercial and stockholding documents with Vale S.A. ‘Vale’ (together with Cemig GT, ‘the Parties’), formalizing an association for creation of the company Aliança Geração de Energia S.A., to be a platform for consolidation of assets in generation consortia held by the parties, and investments in future electricity generation projects.

On August 5, 2014 Cemig GT and Vale signed the Definitive Association Agreement, regulating among other matters acquisition by Cemig GT of share capital in Aliança Geração de Energia S.A. by subscription of 98,029 (ninety eight thousand twenty nine) nominal common shares without par value, such that following this Cemig GT shall own a 45% interest in the total and voting stock of Aliança Geração, and Vale shall own 55% of the total and voting stock. The Definitive Agreement provides that after compliance with certain conditions precedent, the second increase in the capital of Aliança will take place on the Closing Date of the transaction: the shares to be issued will be subscribed by Cemig GT and by Vale, preserving the proportion of a 55% holding by Vale and a 45% holding by Cemig GT, by means of transfer of the interests held by them in the following electricity generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés, and Candonga.

On February 27, 2015, after approval by the Extraordinary General Meeting of Stockholders of Cemig, Vale S.A. (‘Vale’) and Cemig GT completed the transaction creating their subscription of shares in Aliança Geração de Energia S.A. (‘Aliança’). The two companies subscribed the shares in Aliança by transfer to it of the equity interests they held in the following electricity generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga (‘the Association’).

Aliança now has hydroelectric installed capacity in operation of 1,158 MW (assured offtake level 652 MW), as well as other generation projects. It is valued at R$4.5 billion. Vale owns 55% of the equity, and Cemig GT 45%.

The Consortia for the Aimorés and Funil plants, and Cemig Capim Branco Energia, are in the process of being cancelled with the Brazilian Federal Revenue Service.

Cemig GT will also acquire, for approximately R$305 million, 49% of Aliança Norte Energia Participações S.A., which holds the 9% interest owned by Vale in Norte Energia S.A. The acquisition price, corresponding to the capital injections made by Vale up to December 27, 2015, will be paid at sight on the closing date, adjusted by the IPCA inflation index. With the acquisition Cemig GT becomes the indirect holder of a further 4.41% of Norte Energia, representing an installed generation capacity of 495.39 MW (201 average MW).

Under the Association and Acquisition Contracts settled between Cemig GT and Vale S.A., the Parties established that control will be shared between them and that there will be full alignment in taking of all decisions on operation of the companies.

On March 31, 2015 acquisition (‘the Aliança Norte Acquisition’) was completed from Vale S.A. of Vale’s 49% stockholding interest in Aliança Norte Energia Participações S.A., which owns 9% of Norte Energia S.A. (‘NESA’) – this thus corresponds to an indirect holding in Nesa of 4.41%. The condition precedent referred to in the Material Announcement of February 27, 2015 is thus fulfilled.

The acquisition price was R$305.78 million, referring to the amount of funds placed by Vale into the share capital of Nesa up to the closing date, after monetary updating by the IPCA index from the date of each injection of funding up to February 28, 2015, in proportion to the indirect stockholding in NESA of 4.41%.

Investment in the Santo Antônio plant through Madeira Energia S.A. (Mesa) and FIP Melbourne

Madeira Energia S.A. (Mesa) and its subsidiary Santo Antônio Energia S.A. (Saesa) are incurring establishment costs related to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment asset constituted by these expenditures totaled R$21.00 billion (consolidated) on December 31, 2014, and this amount, in accordance with financial projections prepared by its management, is to be revenues generated as from the start of operations of all the generator rotors of that entity. On December 31, 2014, the amount of PP&E proportional to the Company’s interest in this jointly-controlled subsidiary was R$3.73 billion. During this development phase of the project, the jointly-controlled subsidiary Mesa, has suffered recurring losses in its operations and, on December 31, 2014 its current liabilities exceeded its current assets by R$481.71 million. The management of Mesa has plans to correct the situation of negative net working capital.

In this context, Mesa and its subsidiary Saesa have the benefit of direct and indirect cash investments by their stockholders, of which R$2.78 million was injected in 2014 (R$1.68 million in 2013), and also a pre-approved long-term supplementary credit line in the amount of R$1.19 million.

The physical average offtake guarantee level for the Santo Antônio Hydro Plant is 2,218 MW. This was reached in September 2014 with the start of commercial operation of the 32nd generating rotor.

The Company recognized negative contribution by the equity method in relation to its direct and indirect interests in Mesa, in the amount of R$387.65 million on December 31, 2014 (R$46.93 million in positive equity method gain on December 31, 2013), arising, principally, from the recognition in 2014 by Mesa of expenses relating to: (i) purchase of supply on the short-term market (Wholesale Trading Chamber, or CCEE); (ii) allocation of the GSF (Generation Scaling Factor); and (iii) the FID (Availability Factor).

On October 21, 2014 Mesa held an Extraordinary General Meeting of Stockholders, which approved, by majority, an increase of R$1.59 billion in the share capital of Mesa.

On November 19, 2014 SAAG Investimentos S.A. (SAAG) and Cemig GT filed an action for provisional remedy against Mesa, requesting an interim order to suspend, until consideration on the merit by the Arbitration Tribunal, the period for exercise, by SAAG and by Cemig GT, of the right of first refusal to subscribe the additional portion of the capital of Mesa, in the amount of R$174.72 million, approved in the Extraordinary General Meeting of Stockholders of Mesa held on October 21, 2014.

The action also requested suspension of all the effects of the decisions as they relate to SAAG and Cemig GT and to their interests in Mesa, including in relation to the dilution and the penalties specified in the Stockholders’ Agreement of Mesa.

The application for provisional remedy was granted on November 21, 2014, by the 39th Civil Court of the Central Jurisdiction of São Paulo, and the arbitration referred to in the action for provisional remedy, if it takes place, will be in camera, under the Regulations of the Market Arbitration Chamber, and will have Mesa (and not Saesa) as a party.

Increase in equity stake through acquisition of an indirect position via Fundo de Investimento em Participações Melbourne (‘the Melbourne Equity Fund’ or ‘FIP Melbourne’)

To structure the vehicle for the acquisition of 83% of the total interest held by SAAG Investimentos S.A. (‘SAAG’), which holds an interest of 12.4% in Mesa, the following entities were formed: the investment funds FIP Melbourne and Fundo de Investimento em Participações Malbec (‘FIP Malbec’); and the company Parma Participações S.A. (‘Parma’). Together, these comprise a stockholding structure in which the stockholders responsible for the investment were Cemig GT and various investors, in particular private pension plans (‘the Funds’).

The stockholders’ agreements of FIP Melbourne and of FIP Malbec forbid any transfer of units within 84 months from the closing of the first distribution of units in the FIPs. This period coincides with the period of exercise of the put options granted by Cemig GT to each one of the Funds.

These put options give the Funds the right to sell to Cemig GT, or to any third party indicated by Cemig GT, all the units acquired, for their values updated, pro rata temporis, by the variation in the IPCA (Expanded National Consumer Price) Index (‘IPCA’) plus 7% per year, after 84 months from the date of subscription of the units by the FIPs.

On June 6, 2014 Andrade Gutierrez Participações S.A. (‘AGP’) transferred nominal preferred shares and nominal common shares corresponding to 83% of the total stock and 49% of the voting stock in SAAG to the Melbourne equity investment fund (‘FIP Melbourne’), an investment fund administered by Banco Modal.

Cemig GT holds less than 50% of the NAV of the Funds and less than 50% of the voting shares in the SPC, preserving the private-sector nature of the Investment Structure.

With the conclusion of the transaction on August 25, 2014, and certain stockholding changes made in the rest of 2014, Cemig GT now has a direct equity interest of 8.05% in Mesa, further to its indirect interest of 10%, resulting in an overall interest of 18.05%.

The valuation for the acquisition was determined by the discounted cash flow method, and the difference between the book value and fair value of the assets was allocated to the concession of the project, having as basis the cash generation expected during the period of the concession. This intangible asset will be amortized on the straight-line basis from the acquisition date until June 2043, the date of termination of the concession.

The fair values of the interest acquired in the Santo Antônio Plant, through FIP Melbourne, classified in the statement of financial position as investment with significant influence, are as follows:

Fair values of the interests acquired (7.87%)
Assets
Investments	527
Intangible assets	259
Liabilities
Deferred taxes	(88)

Total of the equity interest acquired by the Company	698

Other corporate event in 2014 and 2015

In March 2014, inclusion in the organization diagram of the Company of the wholly-owned subsidiary Cemig Overseas S.L, with head office in Spain, and inclusion in Light Energia S.A. of the wholly owned subsidiary Lajes Energia S.A.

In May 2014 there was included in Light S.A. its stockholding interest of 50.10% in the special-purpose company Energia Olímpica, whose objects are to build, operate and maintain the Vila Olímpica substation and two underground lines of 138kV, which will connect to the substation.

On August 4, 2014, at the meeting of the Board of Directors of the Company, authorization was given to constitute the wholly-owned subsidiary Cemig Participações Minoritárias S.A. – CemigPar, the objects of which are exclusively the holding of minority interests in the share capital of other companies, whose activities are related to services in energy, oil and gas, in their various fields, and developments and exploration of telecommunication and information systems, with initial capital of 1,000 Reais, represented by one thousand nominal common shares without par value.

In October 2014, creation of Cemig Participações Minoritárias S.A. in the Company.

In October 2014, inclusion in Cemig GT, of 33.33% equity interest in the SLT Project Consortium, the object of which is to manage and account contracting of legal, environmental, technical, and any other external consultants necessary for preparation of studies to ascertain the attractiveness of the São Luiz do Tapajós Hydroelectric Plant, located in the State of Pará.

Capital expenditures

Capital expenditures for the years ended December 31, 2014, 2013 and 2012 in millions of reais, were as follows:

	Year ended December 31,
	2014	2013	2012
Distribution network	792	884	1,228
Power generation	2,990	358	473
Transmission network	80	91	107
Others	554	185	66

Total capital expenditures	4,416	1,518	1,875

At present we plan to make capital investments in relation to our fixed assets in the amount of approximately R$1.117 billion in 2015 – corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$844 million for injection of capital into subsidiaries in 2015, to meet specific capital needs.

The amounts planned for 2015 do not include investments in acquisitions, and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL (the regulator).

We expect to fund our capital expenditures in 2015 mainly from our cash flow from operations and, to a lesser extent, through financing. We expect to finance our expansion and projects by commercial bank loans through debt rollover and by issuing promissory notes and debentures in the local market.

Business Overview

General

We run a business related to generation, transmission, distribution and sale of electricity, gas distribution, telecommunications and the provision of energy solutions.

Cemig

Cemig engages in transactions to buy and sell of electricity through its subsidiaries. The total volume of electricity resourced in 2014 was 89,856 GWh or 4.6% more than the volume sourced in 2013. The amount of energy produced by the Group in 2014 was 22,983 GWh, 6% less than in 2013; and the amount of energy purchased by the Group totaled 64,959 GWh, 10% more than in 2013. These figures include electricity purchased from Itaipu (6,255 GWh), and through the Electricity Trading Chamber (Câmara de Comercializacao de Energia Elétrica, or CCEE) and from other companies (58,704 GWh).

The energy traded in 2014 totaled 89,856 GWh, an amount 4.6% higher than traded in 2013, and 59% of that volume (52,505 GWh) was traded to final consumers, both captive and free.

Total losses of energy in the core network and distribution networks in 2014 totaled 6,282 GWh, which corresponds to 7% of total resources, and 0,1% less than the losses in 2013 (6,290 GWh).

The table below shows the breakdown of resources and power requirements by Cemig traded in the last two years:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	2014	2013	2012
RESOURCES	89,856	85,884	83,912

Electricity generated by CEMIG (1)	22,983	24,525	35,382
Electricity generated by auto-producers	632	841	1,100
Electricity generated by Ipatinga	247	243	309
Electricity generated by Barreiro	80	69	82
Electricity generated by Sá Carvalho	252	338	405
Electricity generated by Horizontes	63	76	54
Electricity generated by Cemig PCH	49.3	87	70
Electricity generated by Rosal Energia	190	261	249
Electricity generated by Amador Aguiar	401	406	656
Electricity bought from Itaipu	6,255	8,374	8,422
Electricity bought from CCEE and other companies	58,704	50,664	37,057

REQUIREMENTS	89,856	85,844	83,747

Electricity delivered to final consumers	50,505	45,883	46,015
Electricity delivered to auto-producers	967	969	994
Electricity delivered by Ipatinga	247	243	309
Electricity delivered by Barreiro	93	81	97
Electricity delivered by Sá Carvalho	472	472	476
Electricity delivered by Horizontes	80	85	81
Electricity delivered by Cemig PCH	99	94	109
Electricity delivered by Rosal Energia	263	263	263
Electricity delivered to the CCEE and other companies	28,848	31,504	29,086

Losses	6,282	6,290	6,317

(1)	Discounting the losses attributed to generation (465 GWh in 2014) and the internal consumption of the generating plants.

Generation

According to ANEEL, at December 31, 2014 we were the fifth largest electric power generation group in Brazil, by total installed capacity. On that date we were generating electricity at 78 hydroelectric plants, three thermoelectric plants and 23 wind farms, with total installed capacity of 7,716 MW. Of this capacity, the hydroelectric plants had a total of 7,334 MW, the thermal plants 184 MW, and the wind farms 199 MW. Eight of our hydroelectric plants had 65% of our installed electricity generation capacity in 2014. In the year to December 31, 2014 we recorded expenses totaling R$261,88 million relating to transmission charge payments made to the National System Operator (ONS) and to transmission concession holders. See “The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects”.

Transmission

The electric power transmission business consists of transporting power from the facilities where it is generated to points of consumption, distribution networks and Free Consumers. Its revenue depends directly on the availability of its assets. The electric power transmission business consists of transporting power from the facilities where it is generated to points of consumption, to distribution networks and to Free Consumers. The transmission network comprises power transmission lines and substations with voltage of 230kV or more, and is part of the Brazilian Grid regulated by ANEEL and operated by the ONS. See the section “The Brazilian Power Industry”. On December 31, 2014 the Cemig Generation and Transmission network consisted of approximately 1,355 miles of 500 kV lines, 1,228 miles of 345 kV lines, and 478 miles of 230 kV lines, located in Minas Gerais.

On December 31, 2014, Cemig’s Group transmission network, considering its proportional interest in each concession, corresponded to approximately 117 miles of lines >525 kV, 1,290 miles of 500 kV lines, 136 milles of 440 kV lines, 67 miles of 345 kV lines, 513 miles of 230 kV lines and 62 miles of 220 kV lines.

Distribution

Cemig Distribution has four public service electricity distribution concession contracts in the State of Minas Gerais, granting rights to commercial operation of services related to the supply of electricity to captive consumers in municipalities in its concession area, including consumers that may be eligible, under the legislation, to become Free Consumers (consumers with demand equal to or greater than 3 MW, or consumers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or small hydroelectric plants).

The concession area of Cemig Distribution covers approximately 219,103 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2014 Cemig Distribution’s electricity system comprised 316,500 miles of distribution lines, through which it supplied 27,011 GWh to 8.0 million captive consumers and transported 17,448 GWh to 417 Free Consumers that use the Company’s distribution networks. The total volume of electricity distributed was 44,459 GWh, of which 46.6% was distributed to captive and free industrial consumers, 22.5% to captive residential consumers, and 16.2% to other captive consumers.

Cemig owns a directly held equity interest of 26.06% and an indirectly held equity interest of 6.41% in Light, which owns 100% of Light Serviços de Eletricidade S.A. (Light Sesa). In 2014 Light Sesa handles a total of 6,694 GWh in the concession area (captive clients + transport of electricity for Free Consumers). This figure was 2.5% higher than in 2013. There was growth in each of the consumption categories from 2013 to 2014, led by the commercial user category, whose consumption was 32% of the total, and 6% higher than in 2013.

Other businesses

While our main business consists of the generation, transmission and distribution of electricity, we also engage in the following businesses: (i) telecommunications, through our consolidated subsidiary Cemig Telecomunicações S.A.; (ii) national and international energy solutions consulting business, through our subsidiary Efficientia S.A.; (iii) exploitation of natural gas, through five consortia: (a) Exploration Consortium SF-T-104, (b) Exploration Consortium SF-T-114, (c) Exploration Consortium SF-T-120, (d) Exploration Consortium SF-T-127, and (e) Exploration Consortium REC-T-163; (iv) sale and trading of electricity, through structuring and intermediation of purchase and sale transactions, trading electricity in the Free Market, through our wholly-owned subsidiaries Cemig Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A. and Cemig Comercializadora de Energia Incentivada S.A.; (v) acquisition, transport and distribution of gas and its subproducts and derivatives through Companhia de Gás de Minas Gerais (Gasmig); and (vi) technology systems and systems for operational management of public service concessions, including companies operating in electricity, gas, water and sewerage and other utility companies, through Axxiom Soluções Tecnológicas S.A.

Revenue sources

The following table shows the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2014	2013	2012
Electricity sales to final consumers	14,922	12,597	13,691
Revenue from wholesale supply to other concession holders	2,310	2,144	1,689
Revenue from use of the basic electricity distribution system (TUSD)	855	1,008	1,809
CVA and Other financial components of tariffs increases	1,107	—	—
Transmission concession revenue	557	404	662
Transmission indemnity revenue	420	21	192
Construction revenues	941	975	1,336
Transactions in electricity on the CCEE	2,348	1,193	387
Other operating revenues	1,706	1,047	506
Deductions from revenue	(5,626)	(4,762)	(6,135)

Total	19,540	14,627	14,137

Power generation and trading

Overview

The table below gives operational information on our generation plants at December 31, 2014:

Generation power Plants	Cemig Group	Installed capacity (MW)	Assured power level (1) (average MW)	Started operation	Installed capacity % of total	Expiry of concession or authorization	Type of plant	Cemig stake
Santo Antônio	CEMIG GT	403	392	2012	5.22%	June 12, 2046	HPP	18%
São Simão	CEMIG GT	1,710	1,281	1978	22.16%	January 11, 2015	HPP	100%
Emborcação	CEMIG GT	1,192	497	1982	15.45%	July 23, 2025	HPP	100%
Nova Ponte	CEMIG GT	510	276	1994	6.61%	July 23, 2025	HPP	100%
Jaguara	CEMIG GT	424	336	1971	5.49%	August 28, 2013	HPP	100%
Miranda	CEMIG GT	408	202	1998	5.29%	December 23, 2016	HPP	100%
Irapé	CEMIG GT	399	211	2006	5.17%	February 28, 2035	HPP	100%
Três Marias	CEMIG GT	396	239	1962	5.13%	July 8, 2015	HPP	100%
Nilo Peçanha	Lightger	123	109	N.A	1.60%	N.A	HPP	32%
Volta Grande	CEMIG GT	380	229	1974	4.92%	February 23, 2017	HPP	100%
Aimorés	CEMIG GT	162	84	2005	2.10%	December 20, 2035	HPP	49%
Amador Aguiar I (Capim Branco I)	Cemig Capim Branco Energia S.A.	64	41	2006	0.82%	August 29, 2036	HPP	26%
Amador Aguiar II (Capim Branco II)	Cemig Capim Branco Energia S.A.	56	35	2007	0.72%	August 29, 2036	HPP	26%
Igarapava	CEMIG GT	30	20	1999	0.39%	December 30, 2028	HPP	15%
Ilha dos Pombos	Lightger	61	37	N.A	0.79%	N.A	HPP	32%
Funil	CEMIG GT	88	44	2002	1.14%	December 20, 2035	HPP	49%
Baguari	CEMIG GT	48	27	2009	0.62%	August 15, 2041	HPP	34%
Fontes Nova	Lightger	43	34	N.A	0.56%	N.A	HPP	32%
Porto Estrela	CEMIG GT	37	19	2001	0.48%	July 10, 2032	HPP	33%
Queimado	CEMIG GT	87	48	2004	1.12%	January 2, 2033	HPP	83%
Salto Grande	CEMIG GT	102	75	1956	1.32%	July 8, 2015	HPP	100%
Pereira Passos	Lightger	32	17	N.A	0.42%	N.A	HPP	32%
Retiro Baixo	Retiro Baixo Energética S.A.	20	10	2010	0.27%	August 25, 2041	HPP	25%
Sá Carvalho	Sá Carvalho S.A	78	58	1951	1.01%	December 1, 2024	HPP	100%
Santa Branca	Lightger	18	10	N.A	0.24%	N.A	HPP	32%
Rosal	Rosal Energia S.A	55	30	1999	0.71%	May 8, 2032	HPP	100%
Itutinga	CEMIG GT	52	28	1955	0.67%	July 8, 2015	HPP	100%
Camargos	CEMIG GT	46	21	1960	0.60%	08/07/2015	HPP	100%
Jataí	Brasil PCH	9	6	N.A	0.12%	N.A	SHP	30%
Irara	Brasil PCH	9	6	N.A	0.12%	N.A	SHP	30%
Santa Fé I	Brasil PCH	9	8	N.A	0.12%	N.A	SHP	30%
São Pedro	Brasil PCH	9	6	N.A	0.12%	N.A	SHP	30%

Generation power Plants	Cemig Group	Installed capacity (MW)	Assured power level (1) (average MW)	Started operation	Installed capacity % of total	Expiry of concession or authorization	Type of plant	Cemig stake
Cachoeirão	Hidrelétrica Cachoeirão S.A.	13	8	2008	0.17%	July 25, 2030	SHP	49%
São Simão	Brasil PCH	8	5	N.A	0.11%	N.A	SHP	30%
Paracambi	CEMIG GT	12	10	2012	0.16%	February 16, 2031	SHP	49%
Paracambi	Lightger	4	3	N.A	0.05%	N.A	SHP	17%
Monte Serrat	Brasil PCH	8	6	N.A	0.10%	N.A	SHP	30%
Pai Joaquim	CEMIG PCH S.A	23	2	2004	0.30%	April 1, 2032	SHP	100%
Funil	Brasil PCH	7	4	N.A	0.09%	N.A	SHP	30%
São Joaquim	Brasil PCH	6	4	N.A	0.08%	N.A	SHP	30%
Pipoca	Hidrelétrica Pipoca S.A.	10	6	2010	0.13%	September 10, 2031	SHP	49%
Bonfante	Brasil PCH	6	4	2008	0.07%	N.A	SHP	30%
Calheiros	Brasil PCH	6	3	N.A	0.07%	N.A	SHP	30%
Piau	CEMIG GT	18	14	1955	0.23%	July 8, 2015	SHP	100%
Retiro Velho	Brasil PCH	5	4	N.A	0.07%	N.A	SHP	30%
Colino 2	Renova Energia	5	3	2008	0.07%	N.A	SHP	33%
Carangola	Brasil PCH	5	3	N.A	0.06%	N.A	SHP	30%
Cachoeira da Lixa	Renova Energia	5	2	2008	0.06%	N.A	SHP	33%
Gafanhoto	CEMIG GT	14	7	1946	0.18%	July 8, 2015	SHP	100%
Colino 1	Renova Energia	4	2	2008	0.05%	N.A	SHP	33%
Peti	CEMIG GT	9	6	1946	0.12%	July 8, 2015	SHP	100%
Rio de Pedras	CEMIG GT	9	2	1928	0.12%	September 19, 2024	SHP	100%
Poço Fundo	CEMIG GT	9	6	1949	0.12%	August 19, 2025	SHP	100%
Tronqueiras	CEMIG GT	9	4	1955	0.11%	July 8, 2015	SHP	100%
Joasal	CEMIG GT	8	5	1950	0.11%	July 8, 2015	SHP	100%
Salto Voltão	Horizontes Energia S.A	8	7	2001	0.11%	October 4, 2030	SHP	100%
Martins	CEMIG GT	8	3	1947	0.10%	July 8, 2015	SHP	100%
Cajuru	CEMIG GT	7	3	1959	0.09%	July 8, 2015	SHP	100%
São Bernardo	CEMIG GT	7	3	1948	0.09%	August 19, 2025	SHP	100%
Fumaça IV	Brasil PCH	1	1	N.A	0.02%	N.A	SHP	30%
Paraúna	CEMIG GT	4	2	1927	0.06%	N.A	SHP	100%
Pandeiros	CEMIG GT	4	0	1957	0.05%	September 22, 2021	SHP	100%
Paciência	CEMIG GT	4	2	1930	0.05%	July 8, 2015	SHP	100%
Marmelos	CEMIG GT	4	3	1915	0.05%	July 8, 2015	SHP	100%
Salto do Paraopeba	Horizontes Energia S.A	2	—	2001	0.03%	October 4, 2030	SHP	100%
Salto Morais	CEMIG GT	2	1	1957	0.03%	July 1, 2020	SHP	100%
Sumidouro	CEMIG GT	2	0	1956	0.03%	July 8, 2015	SHP	100%
Anil	CEMIG GT	2	1	1964	0.03%	July 8, 2015	SHP	100%
Xicão	CEMIG GT	2	1	1941	0.02%	August 19, 2025	SHP	100%
Salto do Passo Velho	Horizontes Energia S.A	2	1	2001	0.02%	October 4, 2030	SHP	100%
Machado Mineiro	Horizontes Energia S.A	2	1	1992	0.02%	July 8, 2025	SHP	100%

Generation power Plants	Cemig Group	Installed capacity (MW)	Assured power level (1) (average MW)	Started operation	Installed capacity % of total	Expiry of concession or authorization	Type of plant	Cemig stake
Luiz Dias	CEMIG GT	2	1	1914	0.02%	August 19, 2025	SHP	100%
Poquim	CEMIG GT	1	1	2002	0.02%	July 8, 2015	SHP	100%
Santa Marta	CEMIG GT	1	1	1944	0.01%	July 8, 2015	SHP	100%
Pissarrão	CEMIG GT	1	1	2001	0.01%	November 19, 2004	SHP	100%
Jacutinga	CEMIG GT	1	0	1948	0.01%	Não Tem	SHP	100%
Santa Luzia	CEMIG GT	1	0	2001	0.01%	February 25, 2026	SHP	100%
Lages	CEMIG GT	1	1	2005	0.01%	June 24, 2010	SHP	100%
Bom Jesus do Galho	CEMIG GT	0	0	1931	0.00%	Não Tem	SHP	100%
Volta do Rio	CEMIG GT	21	9	2010	0.27%	December 26, 2031	WIN	49%
Dos Araçás	Renova Energia	10	5	2014	0.13%	April 7, 2046	WIN	33%
Igaporâ	Renova Energia	10	5	2014	0.13%	August 5, 2045	WIN	33%
Rio Verde	Renova Energia	10	5	2014	0.13%	August 19, 2045	WIN	33%
Morrão	Renova Energia	10	5	2014	0.13%	April 20, 2046	WIN	33%
Seraíma	Renova Energia	10	6	2014	0.13%	March 25, 2046	WIN	33%
Tanque	Renova Energia	10	5	2014	0.13%	May 26, 2046	WIN	33%
Praias de Parajuru	CEMIG GT	14	4	2009	0.18%	September 24, 2032	WIN	49%
Praia do Morgado	CEMIG GT	14	6	2010	0.18%	September 24, 2032	WIN	49%
Nossa Senhora da Conceição	Renova Energia	9	4	2014	0.12%	August 5, 2045	WIN	33%
Guirapá	Renova Energia	9	4	2014	0.12%	August 19, 2045	WIN	33%
Planaltina	Renova Energia	9	4	2014	0.11%	August 5, 2045	WIN	33%
Pajeú do Vento	Renova Energia	8	4	2014	0.11%	August 5, 2045	WIN	33%
Licínio de Almeida	Renova Energia	8	4	2014	0.10%	August 5, 2045	WIN	33%
Pindaí	Renova Energia	8	4	2014	0.10%	August 5, 2045	WIN	33%
Ventos do Nordeste	Renova Energia	8	3	2014	0.10%	March 18, 2046	WIN	33%
Da Prata	Renova Energia	7	3	2014	0.09%	March 25, 2046	WIN	33%
Guanambi	Renova Energia	7	3	2014	0.09%	August 6, 2045	WIN	33%
Serra do Salto	Renova Energia	6	2	2014	0.08%	August 5, 2045	WIN	33%
Ilhéus	Renova Energia	4	2	2014	0.05%	August 5, 2045	WIN	33%
Candiba	Renova Energia	3	1	2014	0.04%	August 5, 2045	WIN	33%
Alvorada	Renova Energia	3	1	2014	0.03%	August 5, 2045	WIN	33%
Porto Seguro	Renova Energia	2	1	2014	0.03%	August 5, 2045	WIN	33%
Igarapé	CEMIG GT	131	71	1978	1.70%	August 13, 2024	TPP	100%
Barreiro	Usina Termelétrica Barreiro S.A	13	11	2004	0.17%	April 30, 2023	TPP	100%
Ipatinga	UTE Ipatinga S.A	40	40	1986	0.52%	December 13, 2014	TPP	100%

Total		7,717	4,794		100%

(1)	‘Assured power level’ is a quantity calculated by the Mining and Energy Ministry to represent the long-term average output of a plant in practice, in accordance with studies by the Energy Research Company (Empresa de Pesquisa Elétrica or EPE). ‘Assured power level’ calculation takes into consideration factors such as reservoir capacity and connection to other power plants. Contracts with final consumers and other concession holders do not provide for levels of production higher than the Assured Power level. Mining and Energy Ministry Resolution 303/2004 defined as general criteria guaranteeing the supply, the amount of physical guarantee of developments of electric power generation.
(2)	Indicates date of start of commercial operation, or of our acquisition.

Cemig’s market comprises sales of electricity to:

(i)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free Consumers both in the State of Minas Gerais and other States of Brazil, through the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	Other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(iv)	Distributors in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)	The wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) (– eliminating transactions between companies of the Cemig Group).

The total volume of transactions in electricity in 2014 was 89.856 MWh, an increase of 4,4 % from the total of 86.037 MWh in 2013.

Generation Assets

On February 27, 2015, the transaction of association between Vale S.A. and Cemig GT by subscription of shares in Aliança Geração de Energia S.A. was completed. The two companies subscribed their shares in Aliança by transfer to it of the following equity interests they held in the following electricity generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga. As a result of the Association Aliança now has installed hydroelectric generation capacity of 1,158 MW in operation (assured offtake level 652 MW), as well as other generation projects. Vale owns 55% of the equity, and Cemig GT 45%. Aliança is valued at R$ 4.5 billion. For Cemig GT the Association increases its potential to generate new business and maximize results, due to the combination of the two companies’ experiences in operational, financial and project management.

On March 31, 2015 acquisition from Vale S.A. of Vale’s 49% stockholding interest in Aliança Norte Energia Participações S.A. was completed. Aliança Norte Energia Participações S.A. owns 9% of Norte Energia S.A. (‘Nesa’) – the acquisition thus corresponded to an indirect holding in Nesa of 4.41%, representing installed capacity of 495.39MW (201MW average).

On December 31, 2014 the subsidiaries and jointly-controlled subsidiaries of the Cemig Group holding company (Companhia Energética de Minas Gerais – Cemig) operated generation capacity totaling 7,717 MW, in 79 hydroelectric plants, 3 thermal plants and 23 wind farms, corresponding respectively to 7,333 MW, 184 MW and 199 MW. These figures make the Cemig Group the third largest generating group in Brazil by generating capacity. Its effective average output in 2014 was 4,794 MW

In line with Cemig’s growth strategy, the group’s total installed generation capacity has grown constantly over the last five years.

Light has total installed generation capacity of 282 MW, and effective average output of 210 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states of Brazil to operate certain of our generation facilities and to hold the related concessions:

•	As of December 31, 2014 Cemig Geração e Transmissão S.A., directly or through its subsidiaries, has electricity generation capabilities in 47 hydroelectric plants, one thermoelectric plant and three wind farms, comprising total generation capacity of 6,820, in which hydroelectric plants accounted for 6,640MW, the thermoelectric plant accounted for 131 MW and the wind farms accounted for 49MW.

•	The Paracambi Small Hydro Plant (SHP) appears twice in the listing of plants, above, because Cemig GT has an interest in the consortium of that plant, and Cemig itself (the holding company) has a direct stockholding in Lightger.

In addition to our own plants, Cemig Generation and Transmission has the following interests in consortia, as of April 29, 2015:

•	Baguari Hydroelectric Power Plant — Participation of 49% of Baguari Energia S.A. and 51% of Baguari I Electric Power Generation (Neoenergia). In Baguari Energia SA, we have 69.39% stake as a partner and Furnas Central Electric S.A. with 30.61%.

•	Aimorés Hydroelectric Power Plant – We have an indirect interest of 45% through Aliança Geração de Energia S.A. (which has a 100% interest).

•	Funil Hydroelectric Power Plant – We have an indirect interest of 45% through Aliança Geração de Energia S.A. (which has a 100% interest).

•	Igarapava Hydroelectric Plant – We have an indirect interest of 23.69% through Aliança Geração de Energia S.A. (which has a 52.7% interest). Votorantim Metais Zinco S.A. owns an equity interest of 23.9%, Companhia Siderúrgica Nacional S.A. owns 17.9%, and Anglogold Ashanti Córrego do Sítio Mineração S.A. owns 5.5%.

•	Queimado Hydroelectric Power Plant — We have a 82.5% interest in this enterprise and our partner in this project is CEB Participações S.A. (CEBPar), a subsidiary of Companhia Energética de Brasília, or CEB, a state-controlled electricity company. As per the second Amendment to Concession Contract 006/1997, executed on July 17, 2009, CEB has a 17.5% interest.

•	Porto Estrela Hydroelectric Plant – We have an indirect the equity interest of 30%, through Aliança Geração de Energia S.A. (which has a holding of 66.7%). Companhia de Tecidos Norte de Minas – Coteminas owns 33.3%.

•	Candonga Hydroelectric Plant – We have an indirect equity interest of 22.5% through Aliança Geração de Energia S.A. (which owns 50%). Vale S.A. owns the remaining 50%.

•	Amador Aguiar I and Amador Aguiar II Hydroelectric Plants – We have an indirect equity interest of 39.3% through Aliança Geração de Energia S.A. – CBE Consortium (87.37%).

•	Água Limpa Hydroelectric Plant - We have a 49% interest in this enterprise and our partner, Light Energy, has the remaining 51%.

•	São Luiz do Tapajós Hydroelectric Plant – All have 11.11% interests in the Tapajós Consortium, created for feasibility study of the project. We have as partners: Eletrobras, Eletronorte, CCCC S.A., EDF, Copel GeT, Endesa, GDF Suez and Neoenergia. The SLT Project Consortium (holding: 33.33%) was also created, to take part in the ANEEL auction for construction and operation of the plant, expected to be held at the end of 2015.

•	UHE Itaocara – We have a 49% interest in the Consortium Itaocara and our partner, Itaocara Energy Ltd. (100% Light) owns the remaining 51%. The ANEEL auction for construction and operation of the plant will be on April 30, 2015.

•	Moinhos de Vento Wind Farm — We indirect interest of 27.4% by Renova Energia SA (99.99%).

•	Moinhos de Vento2 Wind Farm — We indirect interest of 27.4% by Renova Energia SA (99.99%).

The generation companies in which Cemig GT has joint participation are:

•	Baguari Energia S.A. (69.39%) — We operate the Baguari Hydroelectric Plant, through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant, in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica

•	Cachoeirão S.A Hydroelectric Plant. (49%) – An independent power producer, operating the Cachoeirão small hydroelectric power plant, located at Pocrane, in the state of Minas Gerais. The other 51% is held by Santa Maria Energética.

•	Pipoca S.A Hydroelectric Plant. (49%) – An independent power producer which built and operates the Pipoca Small Hydro Plant, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the state of Minas Gerais. On July 8, 2013, ANEEL agreed to the transfer of stockholding control from Omega Energia Renovável S.A. to a holding company, Asteri Energia S.A.

•	Guanhães Energia S.A. (49%) – This company owns 100% of PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A. – companies responsible for construction and commercial operation of four Small Hydorelectric Power Plants. Light owns the remaining 51% equity interest in Guanhães Energia.

Madeira Energia S.A (10%) – This company (‘Mesa’) owns 100% of Santo Antônio Energia S.A., generating electricity in the basin of the Madeira river in the state of Rondônia.

•	FIP Malbec (49.92%): Holding of 45.85% in Parma.

•	Parma (54.15%): Holding of 58.83% in FIP Melbourne.

•	FIP Melbourne (32.92%): Holding of 83% in SAAG, which owns 12.4% of Madeira.

•	Praias de Parajuru Wind Farm (49%) – A beach-located wind farm at Beberibe, in the state of Ceará, in Northern Brazil.

•	Praias do Morgado Wind Farm (49%) – Also located on a Northern Brazilian beach, this wind farm is at Acaraú, in Ceará state.

•	Volta do Rio Wind Farm (49%) – This is the third of a group of three beach-located wind farms in Ceará, and is also in the municipality of Acaraú.

Amazônia Energia Participações S.A. (49% of voting stock, 74.5% of total capital) – Owned jointly with Light S.A (25.5%), holds 9.77% of Norte Energia S.A.(NESA), holder of the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu river, in the state of Pará. The first turbine operation is planned for the 2015 financial year.

•	Lightger S.A. – Independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% stockholding is owned by Light.

•	Renova Energia S.A. (36.8% of voting stock, 27.4% of total capital) is the group’s vehicle for growth in generation from alternative generation and the group’s Small Hydro Plants. At the end of 2014 Renova had generation supply contracts totaling more than 2.5 GW of generation capacity, of which 652.3 MW were already in commercial operation. Cemig also has an indirect interest in Renova through Light Energy (21.3% of voting stock, 15.9% of total capital).

Retiro Baixo Energética S.A. - (49,9%) – Holds the concession for the operation of the hydroelectric power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 83,7MW and assured energy of 38.5 MW.

•	Aliança Geração de Energia S.A., (45%) – Platform of growth and consolidation of generation assets held by Cemig GT (45%) and Vale (55%). The assets involved in the formation of the Aliança Geração de Energia S.A. refer to the following consortia generation: Porto Estrela, Igarapava, Funil, Capim BrancoI and II, Aimorés and Candonga. The company will have installed hydro capacity of 1,158 MW (652 MW) in operation, among other generation projects, and will be responsible for investments in future projects of electricity generation.

•	Aliança Norte Energia Participações S.A. (49%) – Holds the participation of 9% of Norte Energia S / A, owned by Vale, corresponding to an indirect interest in Nesa of 4.41%, representing an installed capacity of 495,39MW (201 MW).

•	The following are other companies in which Cemig (the holding company, Companhia Energética de Minas Gerais – Cemig) owns 100% of the equity:

•	Ipatinga S.A. Thermal Power Plant – An independent power producer providing thermally generated supply, at the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.), using blast furnace gas as fuel. The period of authorization for Cemig to operate this thermal plant expired in December 2014.

•	Cemig PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectric power plant.

•	Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro and Salto do Paraopeba small hydroelectric plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectric plants, in the state of Santa Catarina.

•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the states of Rio de Janeiro and Espírito Santo.

•	Barreiro S.A. Thermal Power Plant – An independent power producer which built and operates the 12.9-MW Barreiro thermoelectric plant, on the premises of the metal products company V&M do Brasil S.A. (Vallourec & Mannesmann), in Belo Horizonte, Minas Gerais.

Cemig Capim Branco Energia S.A. – Is down process in the Receita Federal; was incorporated by Cemig GT, whose interests in Epícares and the Consortium were contributed to the Aliança Geração de Energia SA..

Sá Carvalho S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•	The holding company (Companhia Energética de Minas Gerais – Cemig) also has interests in jointly-controlled subsidiaries that operate generation assets. These include:

•	Light S.A (26.06%) – Owns 25.5% of Amazônia Energia Participações S.A, 51% of Lightger S.A, 100% of Itaocara Energia Ltda. Light Energia S.A. has investment in several jointly-controlled subsidiaries – for example 51% of Guanhães Energia S.A.; 21,3% of the voting stock and 15,9% of the total stock, of Renova Energia S.A. (see chart in Part 4 for details); and 100% of Lajes Energia S.A., São Judas Tadeu and Fontainha.

Wind Farms

Wind farms have become one of the most promising power generation sources in Brazil. In addition to their low environmental impact, this source of electricity is completely renewable and widely available in Brazil, according to numerous studies of potential wind power. And its rapid technical development over recent decades has successfully reduced costs per MWh when compared to other power generation sources. Cemig has monitored and observed the rapid evolution of wind energy and its inclusion in the range of Brazilian energy supply sources.

Our first wind farm, Morro do Camelinho, began operating in 1994. in Gouveia, a town in northern Minas Gerais. It was the first wind farm in Brazil to be connected to the national electricity transmission grid. With a total generation capacity of 1 MW, Morro do Camelinho was built through a technical and scientific cooperation agreement with the government of Germany. Taking into account the experimental nature of the facility, and the fact that the equipment used is now obsolescent, Cemig applied to ANEEL for permission to de-activate the plant, which was granted on September 2, 2010. On August 15, 2009, Cemig Generation and Transmission’s purchased from Energimp S.A. a 49% interest in three wind farms located in the State of Ceará, for R$223 million. The three wind farms, named UEE Praia do Morgado, UEE Praias de Parajuru and UEE Volta do Rio, have a total installed capacity of 99.6 MW.

On September 29, 2014 Cemig took its greatest step in making wind power a major component of its generation sources, with the entry of its generation company, Cemig Generation (Cemig GT) into the controlling stockholding group of Renova (Renova Energia S.A.) – acquiring 36.6% of Renova’s voting stock and 27.4% of its total capital, by subscription of 87,186,035 common shares. At the end of 2014 Renova had more than 2.5 GW of generating capacity placed under contract – the great majority being wind power, as follows:

•	20 wind farms, with total generation capacity of 462.1 MW, in commercial operation in the Regulated Market (Ambiente de Contratação Regulado, or ACR);

•	9 wind farms, with 218 MW, completed and ready to come into commercial operation in the Regulated Market, awaiting transmission lines (under construction by other parties);

•	46 wind farms with aggregate generation capacity of 738 MW under construction with completion scheduled for 2015, 2016 and 2017 – of which 560.1 MW have been placed under supply contracts in the Free Market (Ambiente de Contratação Livre, or ACL);

•	17 wind farms with aggregate capacity of 355.5 MW at pre-construction design stage, to operate in the Regulated Market, planned for startup of commercial operation in 2018;

•	50% ownership of a group of 25 wind farms, at design stage for construction by Renova, with total capacity of 708 MW – with supply fully placed in the Free Market – for commercial startup in 2018 (the other 50% interest is owned by Cemig);

•	1 hybrid plant providing both solar (4.8 MWp) and wind power, under construction, with supply placed in the Free Market, to start operation in 2015;

•	4 solar plants, with total of 114.9 MWp, in partnership with SunEdson;

•	8 wind farms with total of 151.1 MW, placed in the Regulated Market in 2014 – of which 3 for startup in 2017 and 5 in 2019;

•	3 Small Hydro Plants with aggregate capacity of 41.8 MW, with supply placed under the Proinfa Alternative Energy program, in the Regulated Market; and

•	13 Small Hydro Plants in commercial operation – in the company Brasil PCH, 51% owned by Renova – with 148.41 MW of installed capacity contracted in the Regulated market under the Proinfa program.

This chart shows the majority of our electricity generation companies, including their subsidiaries and affiliated companies:

Expansion of Generation Capacity

We are currently involved in the construction of six hydroelectric power plants – Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré, Santo Antônio and Belo Monte – which will increase our total hydroelectric generation capacity by 1,280 MW over the next 6 years. The following is a brief description of these projects, completion of which is subject to various contingencies, some of which are beyond our control:

Guanhães Energia S.A.: Has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A., engaged in construction and commercial operation of 4 Small Hydroelectric Plants (Referred to as PCHs, for Pequenas Centrais Hidrelétricas, or SHPs). Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in Minas Gerais State. They will have aggregate installed capacity of 44 MW. Construction schedules have been delayed by unforeseeable government environmental requirements, but Senhora do Porto and Dores de Guanhães are now scheduled to produce their first power in the second half of 2015, and. Jacaré and Fortuna II are expected to start generation in the first half of 2016;. The concessions for these plants expire as follows: for Fortuna II, in December 2031; for Dores de Guanhães in November 2032; and for Senhora do Porto and Jacaré in October 2032. Up to December 31, 2014 Cemig GT had subscribed capital totaling R$ 67,43 million in the project, in proportion to its 49% interest in this enterprise. The company is jointly-controlled: Light Energia owns the remaining 51%.

On March 31, 2014 ANEEL transferred ownership of the rights to operate the small hydro plants of Guanhães Energia to the wholly-owned subsidiaries referred to above, in the terms of ANEEL Authorizing Resolutions Nºs 4,583, 4,584, 4,585 and 4,586, of March 18, 2014.

Madeira Energia S.A. – Mesa is a special-purpose company, created to construir, operate, maintain and explorar the Santo Antônio hydroelectric plant, localizada of the Madeira River, município de Porto Velho, Rondônia. This facility will have generating capacity of 3,568 MW. The Santo Antônio hydroelectric plant began operating in March 2012. Cemig GT (Generation and Transmission) has a 10% interest in Mesa and 8,05% of participação indireta. On December 31, 2014 the value of the property, plant and equipment assets proportional to Cemig GT’s equity ownership in this indirect subsidiary was R$ 3.729.248 billion.

Norte Energia S.A. – Nesa: Since October 2011 Cemig GT has owned 74.5% of the special-purpose company Amazônia Energia Participações S.A., in partnership with Light Energia, which owns the remaining 25.5%. Amazônia Energia in turn holds 9.77% of Norte Energia S.A., another special-purpose company, which holds the concession to build, operate and maintain the Belo Monte Hydroelectric Plant. At the end of December 2014 the plant was approximately 43% complete. It is located on the Xingu river, in the Amazon Region, in the North of Brazil. When it is completed – scheduled for January 31, 2019 – it will have full capacity of 11,233 MW, and will be one of the largest hydroelectric plants in the world. By the end of 2013 the Brazilian Development Bank (BNDES), together with the Federal Savings Bank (Caixa Econômica Federal, ‘CEF’, or ‘Caixa’) and the investment bank BTG Pactual, financiers of the enterprise through a loan planned to total R$22.5 billion, had released a total of R$9,82 b billion for its construction. Also by the end of 2013, Cemig had injected approximately R$313 million in this enterprise, equal to about 71.2% of the total planned to be subscribed for its equity interest by 2016. Belo Monte is expected to produce its first power output in February 2015.

The UHE Itaocara Consortium: Since 2008, Cemig GT has held a 49% interest, with Itaocara Energia Ltda., a special-purpose company owned by Light S.A. (holder of 51%), in this consortium the object of which is to build and operate the Itaocara power plant, a 151-MW small hydro plant, to be built on the Paraíba do Sul river, between the municipalities of Itaocara and Aperibé, in Rio De Janeiro State. However, the reduction in the effective period of the original concession, and the impossibility of taking part in auctions in the regulated market, led the Consortium to apply for rescission of Concession Contract Nº 012/2001 – a procedure that was made permissible by Law 12,893/13 of July 9, 2013. The Itaocara hydro plant está inclusa no leilão ANEEL marcado para 30 de abril de 2015.

Transmission

Overview

The transmission business consists of the transfer of electricity from generation power plants to consumer agents directly connected in the basic transmission grid, free consumers and distribution companies. The transmission system comprises transmission lines and step-down substations with voltages ranging from 230 kV to > 525 kV.

All the basic transmission grid users, including generators, distributors, free consumers, and others, execute contracts for the use of the transmission system – CUST with the National System Operator (Operador Nacional do Sistema – ONS), and make payments to the transmission companies for making available their basic transmission grid equipment. See “-The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

The following tables give operating information on our transmission capacity for the dates indicated:

Cemig Group	Transmission Network Extension in miles
	As of December 31
Voltage of Transmission Lines	2014	2013	2012
>525 kV	117	117	17
500 kV	2,645	2,645	2,270
440 kV	136	136	136
345 kV	1,295	1,295	1,284
230 kV	991	990	789
220 kV	62	62	62

Total	5,246	5,245	4,559

	Transformation capacity(2) of Transmission substations
	As of December 31
Substations Cemig GT	2014(1)	2013	2012
Number of transmission substations (3)	36	36	35

MVA	17397	16964	16673

(1)	Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Shared substations are not included.

Subsidiaries and affiliates transmission Cemig
Company	Number of transmission substations (2014)
TAESA	7 (6 private and shared 1)
ATE III	1 shared
EATE	5 (1 private and shared 4)
Lumitrans	2 shared
EBTE	7 (2 private and shared 5)
ERTE	3 (1 private and shared 2)
STC	3 (2 private and shared 1)
ENTE	3 shared
ECTE	2 shared
ETSE	2 own pre-operational
ETEP	2 shared
ESDE	1 own
São Gotardo	1 shared
Brasnorte	4 (2 private and shared 2)
ETAU	4 (2 private and shared 2)
Mariana	2 pre-operational shared
Transleste	2 (1 private and shared 1)
Transirapé	2 (1 private and shared 1)
Transudeste	2 shared
Centroeste	2 shared
Transchile (*)

(*)	The two existing substations are not the property of Transchile.

Transmission assets

LT 345 kV The Montes Claros–Irapé line (Companhia Transleste de Transmissão) – In September 2003, a consortium comprising Alusa (Companhia Técnica de Engenharia Elétrica – Alusa), with 41% interest, Furnas (with 24% interest), Orteng (Orteng Equipamentos e Sistemas S.A.)(10%) and Cemig (with 25%), won the bid for the concession, from ANEEL, for the Montes Claros–Irapé Transmission Line. As required by the tender rules, the partners formed a company, Companhia Transleste de Transmissão S.A., responsible for construction and operation of the line. This 345-kV transmission line, of about 87 miles, connects the substation at Montes Claros, a city in the North of Minas Gerais, with the substation of the Irapé hydroelectric plant. The line began operating in December 2005. The concession expires in February 2034. On October 9, 2013, ANEEL consented to transfer of the 10% interest held by Orteng Equipamentos e Sistemas S.A. to Amazonense de Transmissão de Energia S.A – EATE.

LT 345 kV The Itutinga–Juiz de Fora Transmission Line (Companhia Transudeste de Transmissão) – In September 2004 a consortium formed by Alusa, Furnas, Orteng and Cemig – respectively owning 41%, 25%, 10% and 24% – won the bid for the concession from ANEEL for the Itutinga–Juiz de Fora transmission line. As required by the tender rules, the partners formed a company, Companhia Transudeste de Transmissão S.A., which is responsible for construction and operation of the line. This 345-kV transmission line, of approximately 90 miles, links the substation of the Itutinga hydroelectric plant to a substation at Juiz de Fora, a city in the Southwest of Minas Gerais. Commercial operation started in February 2007. The concession expires in March 2035. On October 9, 2013 ANEEL consented to transfer of the 10% interest owned by Orteng Equipamentos e Sistemas S.A. to EATE.

LT 230 kV The Irapé–Araçuaí Transmission Line (Companhia Transirapé de Transmissão) – In November 2004 a consortium made up of Alusa, Furnas, Orteng and Cemig, holding respectively 41%, 24,5%, 10% and 24.5%, won the bid for the concession from ANEEL for the Irapé–Araçuaí transmission line. As required by the tender rules, the partners constituted a company, Companhia Transirapé de Transmissão S.A., which has the responsibility for building and operating the line. This 230-kV line, of approximately 39 miles, connects the substation of the Irapé Hydroelectric Plant to a substation in Araçuaí, a city in the Northwest of Minas Gerais. Commercial operation began in May 2007 and the concession expires in 2035. On February 19, 2013, ANEEL Resolution of Authorization 3094/2013 authorized Transirapé to reinforce the system with the installation of autotransformers with a power of 3 X 75MVA on Irapé electrical substation, and another, with the same characteristics, on Araçuaí 2 electrical substation. On October 9, 2013 ANEEL consented to the transfer of the 10% interest owned by Orteng Equipamentos e Sistemas S.A. to Empresa Amazonense de Transmissão de Energia S.A – EATE.

LT2 345 kV The Furnas–Pimenta Transmission Line (Companhia de Transmissão Centroeste de Minas) – In September 2004 a consortium formed by Furnas and Cemig, respective holding 49% and 51%, won the bid for the concession of the Furnas–Pimenta transmission line. As required by the tender rules, the partners formed a company, Companhia de Transmissão Centroeste de Minas S.A., which is responsible for the construction and operation of the transmission line. This 345-kV transmission line, of approximately 39 miles, connects the substation of the Furnas hydroelectric plant to a substation at Pimenta, a city in the Center-West region of Minas Gerais. It began commercial operation in March 2010. The concession expires in March 2035.

LT 220 kV The Charrúa–Nueva Temuco Transmission Line in Chile (Transchile) – In April 2005 a consortium of Alusa and Cemig (51% and 49% respectively) won the tender held by the Centro de Despacho Económico de Carga del Sistema Interconectado Central, or CDEC–SIC, of Chile, to build, operate and maintain the 220-kV Charrúa–Nueva Temuco transmission line for a period of 20 years. This was a landmark in Cemig’s history, since it was the Company’s first asset outside Brazil. With Alusa, we incorporated Transchile Charrúa Transmisión S.A., an SPC created in Chile, which was responsible for the construction and now operates the line. The line is around 127 miles, connecting the substations of Charrúa and Nueva Temuco in the central region of Chile. We began the project in June 2005; construction began in April 2007. On July 18, 2007 Transchile Charrúa Transmisión S.A. signed a project finance contract for US$51 million with the InterAmerican Development Bank (IADB) for construction of the line and substations. Commercial operation began in January 2010.

TAESA: In 2013, Taesa absorbed several companies in the group, in which it had 100% holdings and where absorption would provide economic gains and simplify stockholding structure. This took place in January 2013 for the wholly-owned subsidiaries Sul Transmissora de Energia S.A. (STE), ATE Transmissora de Energia S.A. (ATE) and Nordeste Transmissora de Energia S.A. (NTE); and in June 2013 for ATE II. On May 31 the transfer to Taesa of the totality of the stockholding interests held by Cemig in the share capital of the transmission concession holders of the TBE Group was completed. On October 17, 2013 the purchase was completed, by the affiliated company EATE, of the 10% stockholding interests held by Orteng in each of: (i) Companhia Transleste de Transmissão, (ii) Companhia Transirapé de Transmissão and (iii) Companhia Transudeste de Transmissão. On December 13, 2013, Taesa won the bid for Lot A of ANEEL Auction 013/2013, and as a result constituted Mariana Transmissora de Energia S.A. (MTE) – to operate a 30-year concession to operate this 85-km, 500-kV transmission line in Minas Gerais, which links the Itabirito 2 and Vespasiano 2 substations, which belong to Cemig. On December 31, 2014 Cemig owned 45.74% of the voting stock of Taesa and 43.36% of its total capital

A seguir apresentamos mais informações sobre as empresas de transmissão do Grupo Cemig, controladas e coligadas em conjunto:

Subsidiaries and affiliates transmission Companies	Transmission Network Extension in miles (100%) (as of December 31, 2014)						% equity interest		Expiry of concession or authorization
	>525 kV	500 kV	440 kV	345 kV	230 kV	220 kV	Taesa	Cemig
TAESA	229.9	2,441.4	314		477.6		—	43.36	—
ATE III					68.4		100.00	43.36	April/2036
EATE		578.5					49.98	21.67	June/2031
Lumitrans	24.9						80.00	17.34	February/2034
EBTE					485.3		74.49	32.30	Octuber/2038
ERTE					96.9		49.98	21.67	November/2032
STC					114.3		39.99	17.34	April/2036
ENTE		285.8					49.99	21.68	November/2032
ECTE	157.2						19.09	8.28	April/2036
ETSE							19.09	8.28	May/2042
ETEP		203.8					49.98	21.67	June/2031
ESDE							49.98	21.67	November/2039
São Gotardo							100.00	43.36	August/2042
Brasnorte					249.8		38.66	16.76	March/2038
ETAU					117.1		52.58	22.80	December/2032
Mariana							99.99	43.36	February/2044
Transleste				86.4			5.00	27.17	February/2034
Transirapé					37.9		5.00	26.67	March/2035
Transudeste				90.1			5.00	26.17	March/2035
Centroeste				38.8			—	51.00	March/2035
Transchile						127.4	—	49.00	Indeterminado

Total	412	3,509.5	314	215.3	1,647.3	127.4	—	—	—

Notas:

ETSE: Partially in operation in January/2015.

ESDE: This concession is comprised by a substation. The transmission network extension is less than 1km.

São Gotardo: This concession is comprised only by substation.

Mariana: Expected to start operation in May/2017

This map illustrates the transmission assets of the Cemig Group:

Transmission companies

Chile
Transchile
ETEP
ERTE
ATE III
EATE
ENTE
Novatrans
ATE II
Gtesa
Patesa
RN
PE
PB
SE
PA
MA
PI
TO
MT
BA
GO
MG
SP
PR
SC
RS
EBTE*
Munirah
TSN
Brasnorte
ESDE
Transudeste
Centroeste
ATE
ETEO
STC
ECTE e
ECTE and Lumitrans
STE
ETAU
Key
TBE
Taesa
Transmineira
Centroeste
Trasnschile
* Pre-operational

Expansion of transmission capacity

Empresa de Transmissão Serrana S.A. – This is a special-purpose company created in January 2012 by ECTE, a jointly-controlled company owned by Taesa (with a 19.09% interest), Alupar Investimento S.A. (42.51%), Centrais Elétricas de Santa Catarina S.A. (30.89%) and MDU Resources Luxembourg II LLC, S.à.r.l. (7.51%). It was formed to build and operate two substations: the 525/230 kV Abdon Batista substation, with transformation capacity of 1,568 MVA; and the 230/138kV Gaspar 2 substation, with 300 MVA capacity, both in the state of Santa Catarina. ECTE won the concession at ANEEL Auction 006 of 2011. The purpose of the substation is to connect the Garibaldi and São Roque power plants to the Brazilian National Grid, and expand the supply of electricity in the Itajaí Valley region. In January 2015, works were 72% completed.

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

São Gotardo Transmissora de Energia S.A. – Taesa was awarded the concession (Lot E) to build, operate and maintain the 345/138 kV São Gotardo 2 substation (300 MVA), in Minas Gerais, in June 2012, at ANEEL Auction 005/2012, representing Annual Permitted Revenue (Receita Anual Permitida, or RAP) of R$3.8 million. The company started operating on March 19, 2014.

The Itabirito 2–Vespasiano 2 Transmission Line – Taesa was awarded this concession (Lot A) at ANEEL Auction 013/2013 in December 2013 – to build, operate and maintain the 52-mile, 500-kV Itabirito 2–Vespasiano 2 transmission line, in Minas Gerais. Annual Permitted Revenue (RAP) is R$11 million. The works are scheduled for completion in 2017.

Distribution and purchase of electric power

Overview

Our distribution operation consists of transfers of electricity from distribution substations to final consumers. Our distribution network comprises a widespread network of overhead and underground lines and substations with voltages lower than 230 kV. We supply electricity to small industrial consumers at the higher end of the voltage range and residential and commercial consumers at the lower end of the range.

In 2014 we invested approximately R$229 million in construction and acquisition of property, plant and equipment used to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

	Circuit length of distribution lines in miles – High voltage (from distribution substations to final consumers) At December 31,
Voltage of distribution lines	2014	2013	2012
161 kV	34.20	34.20	34.20
138 kV	7,321.72	7,271.70	7,158.50
69 kV	3,088.90	3,088.90	3,059.90
34.5 kV + Others	609.40	609.40	593.40

Total	11,054.22	11,004.20	10,846.00

	Circuit length of distribution lines in miles - Medium and low voltage (from distribution substations to final consumers) At December 31,
Voltage of distribution network	2014	2013	2012
Overhead urban distribution lines	62,020.26	60,682.25	58,109.26
Underground urban distribution lines	426.97	426.90	426.97
Overhead rural distribution lines	242,998.48	241,122.49	239,381.83

Total	305,445.63	302,231.64	297,864.46

	Step-down transformation capacity(1) of distribution substations At December 31,
	2014	2013	2012
Number of substations	374	373	370
MVA	9,585.5	9,365.6	9,178.1

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. For the next five years, we anticipate an increase of approximately 1.25 million new urban consumers and approximately 47,600 rural consumers. In order to accommodate this growth, we expect that we will need to add 196,340 medium-voltage poles, 578 miles of transmission lines and 15 step-down substations, adding 1,123 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2014 we purchased 6,255 GWh of electricity from Itaipu, which represented approximately 25% of the electricity we sold to final users, and 643 GWh (3%) of electricity from Proinfa. We also purchased 1,100 GWh under Nuclear Energy Quota Contracts (Contratos de Cotas de Energia Nuclear, or CCENs), 4%) and 7,290 GWh of electricity under Assured Energy Quota Contracts (Contratos de Cota de Garantia Física, or CCGFs, 29%). In addition to this compulsory purchase, we have other two types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 43% of the electricity purchased for resale during the year ended December 31, 2014; and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 6% of the electricity purchased in 2014.

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

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu, in accordance with the Law 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electric companies in amounts proportionate to their respective historical market share of total electricity sales. ANEEL enacted Resolution 1386/2012 which set 13.31% as the percentage the total power produced by Itaipu that Cemig Distribution would have to purchase in 2013, at rates that are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession contract, increases in the supply rates may be transferred to the final consumer upon approval by ANEEL.

Since 2007, ANEEL publishes at the end of each year the amount of electricity to be purchased from Itaipu by each of the electric power distribution companies for the following year, as guidance for the five subsequent years. Based on this, the distribution companies can estimate their remaining energy needs in advance of the next public auctions.

Nuclear Energy Quota Contracts (CCENs): These are contracts that formalize the purchase of energy and power as established in Law No. 12,111/2009 and REN N° 530/2012 between distributors and Electronuclear for the energy produced by the Angra I and Angra II plants.

Assured Energy Quota Contracts (CCGFs): Decree No. 7,805/2012 regulated Provisional Measure (PM) 579/2012 and created contractual arrangements governing contracting of energy and power from the plants whose concessions were extended under Law 12,783/2013.

Auction Contracts — We have purchased electricity in public auctions on the CCEE. These contracts are formalized between Cemig and the various vendors in accordance with the terms and conditions in the invitation to bid. The following table gives the amounts of electricity contracted, average original tariff and prices related to the CCEAR contracts for electricity acquired by Cemig. See “—The Brazilian Power Industry” for more information on CCEEs and CCEARs.

Average Tariff (R$/MWh)	Electricity Contracted (MW — average per year)	Term of the Contract
83.13	105.47	2005 to 2012
106.95	4.47	2006 to 2013
132.27	35.31	2008 to 2015
114.28	3.16	2012 to 2014
126.77	60.41	2008 to 2037
129.26	40.36	2008 to 2022
132.39	31.02	2009 to 2038
115.05	91.77	2009 to 2038
134.99	20.12	2009 to 2023
121.81	88.98	2009 to 2023
138.85	61.23	2010 to 2039
134.67	431.17	2010 to 2039
120.86	24.71	2010 to 2024
137.44	23.24	2010 to 2024
128.42	63.89	2010 to 2024
129.14	56.57	2011 to 2040
128.37	126.34	2011 to 2025
78.87	122.83	2011 to 2025
77.97	457.75	2012 to 2041
102.00	52.76	2012 to 2026
80.10	336.40	2012 to 2041
262.00	27.00	2015 to 2044
270.81	69.03	2014 to 2044
99.48	46.80	2014 to 2033
67.31	136.73	2015 to 2044
129.70	25.09	2015 to 2044
121	15.68	2016 to 2035
133.29	32.13	2018 to 2047
117.51	16.27	2018 to 2037
135.58	19.30	2018 to 2047
96.28	16.41	2018 to 2037
119.03		2018 to 2042

‘Bilateral Contracts’ — Cemig Distribution entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ending December 31, 2014 Cemig Distribution purchased 1,707 GWh under these contracts, which represented 6% of the total electricity purchased by Cemig Distribution in 2014.

Other businesses

Natural gas distribution

Gasmig was established in Minas Gerais, Brazil, in 1986 for the purpose of developing and implementing distribution of natural gas in Minas Gerais. Cemig holds approximately 99.57% of Gasmig. The remaining shares are owned by the Municipality of Belo Horizonte.

On August 25, 2004 Cemig, Gasmig, Gaspetro and Petrobras signed an Association Agreement, later amended on November 5, 2004, December 14, 2004 and August 15, 2007, for implementation of a plan to develop the natural gas market in Minas Gerais State. The plan provided for expansion of the existing gas pipeline network, under the responsibility of Petrobras, and the natural gas distribution network, under the responsibility of Gasmig; and the acquisition by Gaspetro of equity in Gasmig.

On October 10, 2014, a share purchase agreement was signed for acquisition by Cemig of Gaspetro’s 40% interest in Gasmig (previously approved by the Boards of Directors of Cemig and Petrobras), for R$570.93 million. This amount was the result of monetary updating of R$600 million by the IGP–M inflation index, after discounting of the dividends paid, over the period from the base-date of the agreement to the closing of the transaction. The acquisition was completed after approval by the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or CADE) and consent from the concession-granting power, the State of Minas Gerais.

In July 1995, the State Government granted Gasmig an exclusive 30-year concession (from January 1993) for distribution of piped gas covering the entire State of Minas Gerais and consumers located within it. On December 26, 2014 the Second Amendment to the Concession Contract was signed. This document extended Gasmig’s concession for commercial operation of piped gas services for industrial, commercial, institutional and residential use in the State of Minas Gerais for 30 years. As a result the expiry of this concession is now extended from January 10, 2023 to January 10, 2053.

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (LPG), wood, wood products and charcoal. In 2014, Gasmig supplied approximately 4.2 million cubic meters of natural gas per day to 1,824 consumers in thirty-four cities: 110 large and medium-sized industrial plants, 177 small industrial plants and commercial consumers, 84 retail distribution stations supplying vehicle natural gas (VNG) to vehicles, 2 thermoelectric electricity generation plants, 2 co-generation projects, 3 distributors of compressed natural gas (CNG), and 1,446 homes. In 2014 Gasmig distributed approximately 5% of all natural gas distributed in Brazil.

Today Gasmig serves the following regions of the State of Minas Gerais: Greater Belo Horizonte (the Metropolitan Region), the Rio Doce (Vale do Aço), the South of Minas (the Sul de Minas region), the Zona da Mata (in the southeast of the State), and the Campos das Vertentes region – in all of them supplying the industrial, commercial, automotive, residential, co-generation markets, and thermoelectric power plants.

For distribution to the market other than thermoelectric electricity generation, Gasmig has an Additional Supply Contract (Contrato de Suprimento Adicional, or CSA) with Petrobras, signed on December 15, 2004, in effect until 2030 and with a sliding supply level rising to 5 million m³/day in 2018. In 2014 the Contractual Quantity was 3.62 million m³/day. There was previously another gas supply contract for the non-thermoelectric market, referred to as the ‘Contrato Convencional’ (or ‘Contract Agreement’), signed on July 6, 1994, which was dissolved in 2013. The remaining balance of quantity of gas paid for under that contract was recovered during the year 2014.

For supply of gas to the thermoelectric plants, Gasmig has contracts for a total of 1.6 million m³/day, in effect until 2022.

The sales tariffs consist of a full pass-through of the cost of the acquisition of the gas, plus the distribution cost (margin) and taxes.

Capital expenditure in 2012 e 2013, totaling R$ 99.72 million, was focused on expansion and densification of the existing networks, with a focus on serving the residential market. In 2014, capital expenditure totaled R$ 59.36 million and was focused on expansion and densification of the existing networks, with a focus on serving the residential market, and 64.8 kilometers was added to our natural gas network.

Many energy-intensive industries, such as cement, steel, ferro-alloys and metallurgical plants, operate at significant volume in Minas Gerais. We estimate that the total demand for natural gas in Minas Gerais in 2015 will be approximately 4.35 million m3 of gas per day. Gasmig’s principal strategy is expansion of its distribution network to cover the part of demand that has not yet been met. Gasmig dedicates efforts to development of new projects for expansion of its natural gas distribution system, to supply consumers in other areas of Minas Gerais, especially those that are densely industrialized. The first phase of the service to the Vale do Aço region was completed with the supply of gas by Gasmig to three industrial companies there, in 2006. In that first phase Gasmig was distributing an average volume of approximately 200,000 cubic meters of natural gas per day. The second phase, begun in 2009 and completed in 2010, added 155 miles to Gasmig’s networks, and approximately one million cubic meters of gas per day to Gasmig’s market by the end of 2012. In 2010 Petrobras expanded the capacity of the gas pipeline that transports natural gas from the Campos basin oilfield (off the coast of Rio de Janeiro State). The funding to finance the expansion came mainly from its own cash flows and from loans from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES).

Through a structuring project, in 2013 Gasmig began to serve the municipalities of Governador Valadares and Itabira, from a facility to supply compressed natural gas (CNG) in the municipality of Ipatinga.

Natural gas exploration

Cemig, in partnership with other companies, won in the 10th Brazilian Round, promoted by the National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis) – ANP, in December 2008, the concession rights for natural gas exploration in 4 blocks in the São Francisco Basin, 1 block in the Recôncavo Basin, and 1 block in the Potiguar Basin, located in the states of Minas Gerais, Bahia and Rio Grande do Norte, respectively.

Block POT-T-603 in the Potiguar Basin was given back to ANP after the conclusion of all planned activities, which demonstrated the absence of hydrocarbon that could be commercially produced.

Cemig has a stake in the following consortia:

•	Blocks SF-T-104 and SF-T-114 (São Francisco Basin): Cemig (24.5%), Codemig (24.5%) and Imetame (51%);

•	Blocks SF-T-120 and SF-T-127 (São Francisco Basin): Cemig (24.5%), Codemig (24.5%), Cemes (51%), being the last a company composed by Imetame, Sipet and Orteng;

•	Block REC-T-163 (Recôncavo Basin): Cemig (24.5%), Codemig (24.5%) and Imetame (51%).

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

Telecommunications, internet and cable television

Cemig Telecomunicações S.A. – CEMIGTelecom (“CEMIGTelecom”) is a Corporation registered for listing, a wholly owned subsidiary of Companhia Energética de Minas Gerais S.A. – CEMIG. It offers an optical network for transport of telecommunications services in the state of Minas Gerais using Cemig’s electricity transmission and distribution infrastructure.

It is domiciled in Brazil, with address at Rua dos Inconfidentes 1051 - Térreo, Funcionários, Belo Horizonte, Minas Gerais. It has authorization from the Brazilian telecoms regulator, the National Telecommunications Agency (Agência Nacional de Telecomunicações, or Anatel), granted by Anatel Act No. E.002 of December 3, 2003, for commercial operation of multimedia communications services, for an indeterminate period.

It was constituted on January 13, 1999, in partnership with AES Força Empreendimentos Ltda., a member of the AES Corporation Group, and at that time was given the name Empresa de Infovias S.A. Its purpose is to provide services in the area of telecommunications, through an integrated system comprising fiber optic cables, coaxial cables and electronic and associated equipment, for transmission, broadcasting and reception of symbols, characters, written signals, images, sound and information of any type, and also to provide telecoms services in the wholesale market, creating specialized circuits, in particular to other telecommunications companies such as fixed-line and mobile telephone operators, and providers of services such as cable TV, business carrier signals, data centers, broadband, etc.

CemigTelecom’s core business is provision of telecommunications services in the segment of operators, and provision of specialized services to the corporate market, providing network and Internet access connectivity solutions.

It provides the largest optical network for telecommunications transport services in Minas Gerais, with a presence in more than 70 cities of the State, which contribute to approximately 90% of the State’s GDP. Also, within its project for expansion, it makes optical network services available in the metropolitan regions of Salvador, Recife, Goiânia and Fortaleza, and has points of presence in the cities of São Paulo e Rio de Janeiro.

CemigTelecom has a 49% interest in the joint venture Ativas Data Center S.A. (“Ativas”). Management and principal decisions are shared with an investor partner, governed by a stockholders’ agreement.

The corporate purpose of Ativas is the provision of ITC – Information and Communication Technology – infrastructure services. These comprise physical hosting (hosting and ecolocation) of IT environments, database and site backup, storage, professional information security and availability services, ITC consultancy, connectivity and sale of access and Internet bandwidth. The construction of the data center, classified in category “Tier III” (by the Uptime Institute), to serve large and medium-sized corporations, was concluded in January 2011.

Consulting, and Other services

Created as a wholly-owned subsidiary of Cemig in 2002, Efficientia built a business model of its own, launching itself in a market in which implementation of contracts based on performance (‘performance contracts’) was practically unknown.

In its almost 13 years of activity, Efficientia’s principal source of revenue has been implementation of energy efficiency projects under performance contracts. It has put in place about 60 projects of this type.

In 2014 Efficientia signed contracts with clients in the industrial and services sectors for implementation of the following projects for modernization of systems of illumination and photovoltaic generation:

•	Natura: Modernization of the industrial illumination system, using LED technology (expected savings 310 MWh/year). Investment: R$ 0.43 million

•	Algar Tech: Development and implementation of a Solar Photovoltaic Plant (expected generation 460 MWh/year). Investment: R$ 1.20 million

•	Tecidos Miramontes: Development and implementation of a Solar Photovoltaic Plant (expected generation 90.00 MWh/year). Investment: R$ 0.45 million

The energy efficiency projects put in place by Efficientia, as well as saving energy, reduce power offtake at peak times for the electricity system, and are thus also demand-side management projects.

Additionally, the photovoltaic generation projects are investments in distributed generation. The investment planned for these projects in 2015 is R$ 1.65 million.

In 2014 works were completed on the connection of the Santa Vitória Thermoelectric Plant under the supervision of Efficientia. This is a co-generation sugarcane bagasse plant able to generate up to 20 MW.

Sale and trading of electricity

We provide services related to the sale and trading of electricity in the Brazilian electricity sector, such as evaluation of scenarios, representation of consumers in the CCEE, structuring and intermediating of electricity purchase and sale transactions, and consultancy and advisory services, besides services related to the purchase and sale of electricity in the Free Market through our wholly-owned subsidiaries companies Cemig Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A.

Energy losses

The total recorded by Cemig as electricity losses has two components: an allocated portion of the losses arising in the National Grid; and the total of technical and non-technical losses in the local distribution network of Cemig Distribution (Cemig D).

As shown in the table of Cemig’s Electric Energy Balance, the total energy losses recorded by Cemig in 2014 were 6,282GWh, a reduction of only 0.1% from 2013 (6,290 GWh). The Electricity Trading Chamber (CCEE) apportioned losses in the national grid totaling 465 GWh to Cemig Distribution. The other energy losses, totaling 5,817 GWh, include technical and non-technical losses in the local distribution system.

Technical losses are approximately 80.2% of the total losses concerning Cemig Distribution. Losses in distribution are inevitable as a result of transport of electricity and its transformation between different levels of voltage. We seek to minimize technical losses by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for the purpose of maintaining quality and reliability levels, thus reducing technical losses; we also operate the system in obedience to certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in country areas), naturally have higher technical loss levels.

Non-technical losses were approximately 19.8% of Cemig D’s total electricity losses in 2014. They are caused by consumer fraud, illegal connections to the distribution network, errors in metering, and defects in meters. To minimize non-technical losses, preventive actions are taken regularly: consumers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; and the database of consumers is updated.

The non-technical losses of different distribution companies can be partially comparable, taking into account the social complexities in the concession area and the effectiveness of efforts to combat losses.

At the end of 2014, the indicators that measure the quality of supply by Cemig D – (i) SAIDI (System Average Interruption Duration Index), expressed as a figure per consumer, in hours per year; and (ii) SAIFI (System Average Interruption Frequency Index), also expressed as a consumer-experienced average – were 10.77 and 5.58 respectively, the best result in the last eleven years. In 2013 the figures for SAIDI and SAIFI were respectively 12.49 and 6.26. At the end of 2014, the SAIDI and SAIFI of Light were respectively 12.25 and 6.56, compared to 18.40 and 8.31 in 2013.

In the 12 months ending in December 2014, Light SESA’s total losses totaled 8.847 GWh, or 23.3% of the total load, a reduction of 0 p.p. compared to the December 2013 index.

Light’s commercial (non-technical) losses in 2014 totaled 5.927 GWh, representing 40.9% of the electricity invoiced in the low voltage market (by the ANEEL criterion) (equivalent to 15.6% of total load). This was a reduction of 0,1 percentage points from the percentage of 15,7 % experienced in 2013. This result reflects the Company’s commitment to combating this phenomenon, which is a veritable ‘open wound’. Light has adopted a commitment to reduce its commercial losses to a level of 30% by 2018.

To strengthen its process of reduction of non-technical losses, it has been continually investing in a wide range of actions – these include, as well as conventional fraud inspection procedures, modernization of the network, and of its measurement systems, and its ‘Zero Loss Zone’ (Área de Perda Zero, or APZ) Project.

The ‘Light Legal’ project was also finalized in 2013, as a major instrument for action to reduce commercial losses. In 2014, covering 37 localities and 624 thousands clients, it achieved significant results. The APZs already opened more than 12 months have shown an average reduction of non-technical losses on wire load 29.0 percentage points and average increase in revenue of 7.0 pp.

Consumers and billing

Consumer base

The Cemig Group sells electricity through the companies Cemig Distribuição (Cemig Distribution, referred to as “Cemig D”), Cemig Geração e Transmissão (Cemig Generation and Transmission, or “Cemig GT”), and other wholly-owned subsidiaries – Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia.

This market comprises sales of electricity to:

(i)	captive consumers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free Consumers both in the State of Minas Gerais and other States of Brazil, through the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(iv)	distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)	the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

The Cemig Group traded a total of 67,416 GWh in 2014 – this was 4.2% more than in 2013.

The volume of electricity sold to final consumers totaled 49,324 GWh, or 8.7% more than in 2013, due to expansion of the market in the Residential, Industrial, Commercial and services, and Rural user categories.

Residential consumption, which accounts for 14.9% of the energy sold by Cemig, totaled 10,014 GWh in 2014, or 5.7% more than in 2013.

Consumption in this category reflects:

•	addition of 196,587 consumers, expanding the consumer category by 3.1%, in 2014;

•	higher temperatures in 2014 than 2013, causing a rise in ownership and use of air conditioners and fans in homes; and

•	a 2.2% increase in average monthly consumption per consumer, to 131.2 kWh/month – the highest level since 2001.

In the Industrial user category, volume of electricity billed to captive and free consumers in Minas Gerais and other States was 38.6% of the total volume sold by the Cemig Group, and in total 11.0% higher than in 2013.

Within this category the growth figures were:

a)	13.7% in the volume billed by Cemig GT to free clients in Minas Gerais and other States, as a result of:

•	addition of new clients to the Cemig GT portfolio, mainly outside the state of Minas Gerais, and

•	redirecting of available supply to the free market, with the termination of several regulated market contracts in December 2013;

b)	volume of electricity billed to free clients by the wholly-owned subsidiaries 1.4% higher; and

c)	an increase of 0.8% in the volume of electricity billed to captive clients of Cemig D.

Consumption by the Commercial and services sector was 6.0% higher in 2014, at 6,395 GWh.

Factors in the increase in consumption in this category:

•	connection of 10,446 new captive clients, increasing Cemig D’s client base in this category by 1.5%;

•	addition of 9 new free clients, in Minas Gerais and other states, increasing Cemig GT’s number of clients in this category by 13.2%;

•	weather conditions in 2014 – temperatures above historic monthly averages – leading to installation of new air conditioning equipment at small businesses and services, and greater use of climate control equipment in general in the various sectors in this category; and

•	the dynamics of the services sector, related to the rendering of services to people and other economic sectors.

Sales to other agents in the electricity sector, in the free and regulated markets, totaled 14,146 GWh, a reduction of 12.3%.

Sales in the regulated market were 54.4% lower in the year, due to termination of contracts made under the ACR auction held in 2005, which were for supply from 2006 through 2013.

Sales in the free market were 8,799 GWh, or 99.5% higher, in 2014, due to the exploitation of commercial opportunities that resulted in the signing of new contracts for spot market sales.

Sales on the CCEE were 3,946 GWh, up 23.9% from 2013, on a higher volume of settlements of availability contract supply than in 2013.

The tables below show the Cemig Group’s market in more detail, itemizing transactions in 2014 compared with 2013.

Type of sale	GWh		Change, % 2013–14
	2014	2013
Sales to final consumers	49,324	45,394	8.7
Residential	10.014	9,473	5.7
Industrial	26.026	23,452	11
Commercial and services	6,395	6,035	6
Rural	3,390	3,028	11.9
Public authorities	891	861	3.6
Public lighting	1,298	1,267	2.4
Public services	1,272	1,242	2.5
Own consumption	38	35	6.9
Wholesale sales (1)	14,146	16,127	-12.3
Regulated Market	5,347	11,716	-54.4
Free Market	8,799	4,411	99.5
Sales on the CCEE (2)	3,946	3,186	23.9

Total	67,416	64,707	4.2

Sales in the regulated market to distributors and in the Free Market to traders and generators.

Sum of the monthly balances of: purchases (–), and sales (+).

The number of clients billed by Cemig in December 2014 was 8,008,205 or 2.9% more than in December 2013. Of this total, 8,008,153 are end-consumers, and 52 are other agents in Brazil’s electricity sector.

Cemig GT – Generation and Transmission – added 97 new industrial and commercial Free Consumer clients, in Minas Gerais and other states of Brazil; and Cemig D – Distribution – added 226,606 new captive consumers in the year.

Cemig Group

Numbers of consumers

Consumer category	Total number of consumers		Change, % 2013–14
	Dec. 2014	Dec. 2013
Final consumers	8,008,153	7,781,454	2.9
Residential	6,445,960	6,249,373	3.1
Industrial	77,132	77,184	-0.1
Commercial and services	719,955	709,500	1.5
Rural	687,778	670,529	2.6
Public authorities	62,164	60,463	2.8
Public lighting	4,027	3,861	4.3
Public services	10,389	9,788	6.1
Own consumption	748	756	-1.1
Wholesale	52	54	-3.7
Regulated Market	35	36	-2.8
Free Market	17	18	-5.6

Total	8,008,205	7,781,508	2.9

Sales in the regulated market to distributors and in the Free Market to traders and generators.

This table shows the Cemig Group’s sales to the Industrial user category as a whole in 2014, by sector of activity:

Sector of activity	Volume invoiced, GWh	%
Metallurgy	9,463	36.4
Mining	3,403	13.1
Non-metallic minerals	2,460	9.5
Foods	2,130	8.2
Chemicals	1.904	7.3
Automotive	1,148	4.4
Machinery and equipment	1,088	4.2
Other sectors	4429	17,0

Total, industrial consumers	26.026	100

The ten largest industrial clients served by the Cemig Group, located in Minas Gerais and other states of Brazil, are itemized in this table, in order of revenue, are:

Client	Activity
Samarco	Mining
Usiminas	Metallurgy
Liasa	Metallurgy
ArcelorMittal	Metallurgy
Rima	Metallurgy
Fiat	Automotive
Saint Gobain	Chemicals, non-metallic mining
V&M	Metallurgy
Minasligas	Metallurgy
CBCC	Metallurgy

Billing

Our monthly billing and payment procedures for the distribution of electricity vary by voltage of supply. Our large-scale customers, which have direct connections to our transmission network, are generally billed within five days after the reading of their meters and receive their invoices by e-mail. Payment is required within five days of delivery of the bill.

Other customers who receive medium voltage electricity (approximately 13,500 consumers receive electricity at 2.3 kV or above) are billed within two business days of the reading of their meters, with payment to be made at least five business days from after delivery of the bill. This group of consumers receive their invoices both printed and by email.

In 2013 we completed the implementation of the meter reading automation for consumers who receive medium voltage electricity.

Our low-voltage customers are billed within five business days after the reading of their meters, with payment to be made at least five business days from the delivery of their bill, or 10 business days after delivery of their bill in the case of public sector institutions. Bills are prepared from meter readings or based on estimated consumption.

We are in the process of implementing the modality of immediate billing for low voltage consumers, with simultaneous reading and printing of invoices. We utilized this billing system on approximately 3,500,000 customers in 2014 and we expect this number to be increased to5,000,000 customers by the end of 2015.

In June 2013, we implemented the option for low-voltage residential clients to receive invoices by email. As of December 31, 2014 approximately 43,600 low-voltage residential customers were registered to receive their invoices by e-mail.

Seasonality

Cemig’s sales of electricity are affected by seasonality. Historically, consumption by industrial and commercial consumers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November, more electricity is used to irrigate crops. The table below shows quarterly figures for electricity billed by the Cemig Group to final users, captive consumers and Free Consumers from 2012 to 2014:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2014	11,963	12.242	12.435	12.683
2013	10,805	11,125	11,545	11,918
2012	11,003	11,476	11,812	11,876

Competition

Contracts with Free Consumers

On December 31, 2014 Cemig GT had a portfolio of contracts with 494 industrial and commercial Free Consumers, an increase of 19% from December 2013. Of this total, 206 clients were located outside the state of Minas Gerais, amounting to 29% of the total volume of electricity sold by Cemig in 2014.

The strategy adopted by Cemig in the Free Market is to negotiate and enter into long-duration contracts, thus establishing and maintaining a long-term relationship with clients. We seek to differentiate ourselves in the free market competition by the type of relationship we have with our customers and the quality of our services, which have added value for Cemig Generation and Transmission. This strategy, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with a minimum demand on a take-or-pay basis, translates into lower risk and greater predictability of the Company’s results.

At the end of 2014 we were the largest seller of electricity to Free Consumers in the Free Market, with approximately 22.5% of the sales in this segment of the CCEE.

Concessions

Each concession that we currently hold is subject to a competitive bidding process upon its expiration. However, in accordance with the Concessions Law, existing concessions can be extended by the Brazilian federal government without a bidding process for additional periods of up to 20 years upon application by the concession holder; provided that the concession holder has met minimum performance standards and that the proposal is acceptable to the federal government. On September 22, 2004 we applied to ANEEL for a 20-year extension of the concessions of the Emborcação and Nova Ponte hydroelectric plants. On June 14, 2007, the federal government approved extension of the concessions of these power plants for a period of 20 years from July 24, 2005. The related concession contract was amended on October 22, 2008 to reflect the granting of this extension to Cemig’s new unbundled company, Cemig Generation and Transmission (‘Cemig GT’).

However, with the enactment of Provisional Measure 579 (‘PM579’), converted into Law No. 12,783 of January 11, 2013, the concessions granted after Law No. 9074 of July 7, 1995, could be extended only once for a period of up to 30 years, at the discretion of the concession-granting authority, as from September 12, 2012.

We believe that the renewal of our distribution concessions, under the terms of Law Nº 12,783, will not have any impact on the tariffs charged by those concessions.

In 2014, after a decision by ANEEL to amend the concession and permission contracts of the Brazilian electricity distributors, the Company signed a Fourth Amendment to each one of its distribution concession contracts, which established a guarantee that amounts recorded in the Offsetting Account for Variation in Portion ‘A’ Items (Conta de Compensação de Variação de Valores de Itens da Parcela ‘A’), or CVA Account, and other financial components, would be incorporated into the basis for indemnity specified in the event of a distribution concession being terminated for any reason.

On December 4, 2012 the Company signed the Second Amendment to Transmission Concession Contract 006/1997, which extended the concession for 30 years under the terms of PM 579 from January 1, 2013, which resulted in a reduction of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), of approximately 60%. The existing transmission assets that had not been depreciated as from May 31, 2000, were re-valued and indemnified by the Concession-granting power, in accordance with Mining and Energy Ministry/Finance Ministry Interministerial Order 580, of November 1, 2012, minimizing the impact of the reduction of the RAP. At the same time, for those assets not yet depreciated and existing before May 31, 2000, the Company submitted to ANEEL a valuation opinion prepared by a company registered with ANEEL, as specified in ANEEL Normative Resolution 589/2013. At the present moment the information is in the process of validation by ANEEL and subsequent indemnity.

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

On the same grounds, and with the initial period of the concession of the São Simão Hydroelectric Plant about to expire imminently, Cemig GT applied for an order of mandamus against an act of the Mining and Energy Minister, with the objective of ensuring its right to extension of the period of the concession, under Clause 4 of Concession Contract 007/1997, obeying the original bases of this contract, which were prior to Law Nº 12783/2013. The Company obtained initial interim relief from the court, which is still in force, to enable it to continue in control of the commercial operation of the São Simão Plant until judgment is given in the application for mandamus in relation to the Jaguara Plant (referred to above). The Reporting Justice of the Court stated in his interim decision that in the event that the judgment on the mandamus in the Jaguara case is not given within 45 days after the start of the activities of the First Section of the Higher Appeal Court (Tribunal Superior de Justiça, or STJ) in 2015, he may re-examine the case.

For the other generating plants that have concessions that expire over the period from 2013 to 2017, which includes the Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande generation plants, we have opted to return them to the concession-granting power.

The Dona Rita plant has been returned to the Concession-Granting Power, in August 2013, and is provisionally under the responsibility of Furnas Centrais Elétricas, until a tender is held for its concession, as per Mining and Energy Ministerial Order No. 189/2013.

ANEEL Normative Resolution 596/2013 established the criteria and procedures for calculation of the portion of the investments linked to assets that are revertible, not yet amortized or not yet depreciated, in hydroelectric undertakings referred to by Article 2 of Decree 7850/2012, whether their concessions were extended or not, under the terms of Law 12783/2013. The company has sent ANEEL its statement of interest in receiving the amount relating to the portion of the investment referred to in that Normative Resolution. It will subsequently submit proof of the investments having been made in the plants involved. The amounts will be paid, at the option of the concession-granting power, through indemnity or through recognition in the basic tariff.

Raw materials

Fluvial water is the main raw material used by Cemig for hydroelectric generation of electricity. Currently, 78 of the group’s 104 plants use this source and provide 95.53% of our generation.

The cost of the water may be considered null, since water is a natural resource that comes from rivers and rain.

In a smaller proportion, the company also produces energy from wind (also with a null cost) and in thermoelectric plants, burning fuel oil (the cost varies with the price of oil on the international market).

Environmental Matters

Overview

Our generation, transmission and distribution of electricity and our distribution of natural gas are subject to federal and state legislation relating to preservation of the environment. The Brazilian Constitution gives the federal government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the federal government has the power to promulgate general environmental regulation, state governments have the power to enact specific and even more stringent environmental regulation and municipalities also have the power to enact laws in their local interest. A violator of Law 9605/1998 – the Law on Environmental Crime (Lei de Crimes Ambientais) – may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages, Federal Decree 6514/2008 specifies the penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$5000 and a maximum of R$50 million, as well as suspension of activities. Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

We believe that we are in compliance with the relevant laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Management of vegetation in the electricity system

The Environmental Management unit of Cemig Distribution, among other activities, develops methods and procedures for dealing with urban trees in relation to distribution networks. Vegetation management arises from the obligation to ensure the operational security of the system, and from the high number of interruptions in supply of electricity caused by trees. In 2014, trees were the cause of 29,163 electricity supply outages, in both urban and rural areas, and were the second largest cause of accidental outages in the Company’s distribution system.

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

Failure to obtain an environmental license to construct, implement, operate, expand or enlarge an enterprise that causes significant environmental impact, such as the energy plants operated and in implementation by CEMIG, is subject to administrative sanctions, such as the suspension of activities and the payment of a fine, varying according to the competent authority, as well as criminal sanctions, which include the payment of a fine, imprisonment for individuals and restriction of rights for legal entities.

The State of Minas Gerais Environmental Policy Council (Conselho de Política Ambiental) (“Copam”) Regulatory Ordinances No. 17, of December 17, 1996, and 23, of October 21, 1997, provide that operational licenses shall be renewed from time to time for periods of four to eight years, depending on the size and pollution potential of the facility.

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

Federal Law No. 9,605, of February 12, 1998, sets penalties for facilities that operate without environmental licenses. In 1998, the federal government issued Provisional Measure 1,710 (currently Provisional Measure 2,163-41/2001), which allows project operators to enter into agreements with the relevant environmental regulators for the purpose of coming into compliance with Federal Law No. 9,605/98. Accordingly, we have been negotiating with the Brazilian Environmental and Renewable Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or Ibama) and the Regional Environmental Management Units (‘Supram’s’) of the State of Minas Gerais to obtain the corrective environmental operation licensing for all our plants and transmission lines that began operating prior to February 1986. We have agreed with the Suprams to bring our generation facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by Ibama and by the Suprams.

The facilities of Cemig Generation and Transmission that started operations before the Brazilian environmental legislation was enacted, and which have not obtained corrective licensing, have prepared the required studies, filed applications before the appropriate environmental bodies, and submitted them for analysis.

At present there are 22 separate proceedings which have been formalized for obtaining Corrective Operational Licenses. Of these, 21 are with the Suprams and 1 is with Ibama, All the related studies have been prepared and presented to the relevant regulatory bodies. With the enactment of the new Minas Gerais State Forest Law, consideration of the Corrective Operational Licenses that are under consideration by the Suprams will be resumed with a request for preparation of an Environmental Plan for Conservation and Use of the Surroundings of an Artificial Lake (Plano Ambiental de Conservação e Uso do Entorno do Reservatório Artificial, or ‘Pacuera’) for each reservoir. The Pacueras are in the phase of preparation, for subsequent formal submission. There are also a total of 10 proceedings to obtain renewal of Operational Licenses that have been formalized with various Suprams. No demand of this type has been formalized with Ibama.

In 2014, 58 licenses and authorizations for regularization of projects of Cemig Distribution (Cemig D) were obtained, as follows: 12 Environmental Authorizations for Functioning (Autorizações Ambientais de Funcionamento, or AAFs); 24 Certificates Not Subject to Licensing (Certidões Não Passiveis de Licenciamento); 18 Authorizing Documents for Environmental Interventions (Documentos Autorizativos para Intervenção Ambiental, or DAIAs), of which six were related to the support parties accessing power facilities; and 4 Licenses to Use Water Resources. All the above projects have been regularized in the Supram’s spread out over the state of Minas Gerais. There are currently 46 cases that have been formalized and are under analysis in the regional Suprams, of which 24 are AAFs, 9 are DAIAs and 5 are Certificates of Exemption/Declaration. There are also 8 cases in progress, for obtaining Licenses to Use Water Resources.

On August 29, 2014 the 2nd renewal of Operational License 302/2003, for the Queimado Hydroelectric Plant, was approved.

With respect to the Corrective Operating Licenses (Licenças de Operações Corretivas, or LOCs) Cemig Distribution (Cemig D) has reached agreement with Supram for regularization of the transmission lines built before Normative Resolution 74/2004, dividing its projects into seven regional grids: North South, Mantiqueira, East, Triângulo, West and Center. At present, we have obtained five LOCs, with conditions, which we have been complying with and filing the evidence of compliance with the environmental body. The Center and East grids have submitted full formalizations to the Suprams, and are currently awaiting environmental approval to receive the licenses.

Distribution of natural gas by Gasmig through pipelines in Minas Gerais is also subject to environmental control. All licenses for the regular operation of Gasmig’s activities have been obtained.

The environmental licenses issued by state or federal bodies are subject to certain conditions imposed in light of foreseen environmental impacts. The environmental conditions contained in the operational licenses have to be met during the period of their validity. Non-compliance with these conditional requirements can result in administrative and criminal penalties, including fines, suspension or repeal of the license. Cemig has been complying with the demands of the environmental conditions of its licenses and periodically sends reports to the environmental regulatory authorities.

Environmental Legal Reserves

Under Article No. 12 of Federal Law No. 2,651, of May 25, 2013 (the “new Brazilian Forest Code”), a Legal Reserve (the term in the legislation is “Reserva Legal”) is an area located inside a rural property or holding that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. As a general rule, all owners of rural properties have to preserve an area as a Legal Reserve. However, the Article 12, §7 of the new Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are functioning.

In Minas Gerais, State Law 20,922, enacted on October 17, 2013, made provisions on the Forest Policy and the Biodiversity Protection Policy in the state, adapting the environmental legislation to the terms of the Forest Code. This had the effect of revoking the requirement for a Legal Reserve in the case of hydroelectric generation projects, enabling the processes of Corrective Environmental Licensing that had been held up in the previous year for this reason to be resumed. In the federal sphere, Ibama’s technical licensing team, in the corrective licensing of Cemig’s plants, expressed an opinion, in correspondence sent to the Company on July 29, 2008, taking a position against the need for the constitution of Legal Reserves.

The approval of the new Forestry Law and the exclusion of the hydropower projects of the need to Registration of Legal Reserve this issue are equated, enabling continuing the process of environmental licensing of the company, with the acquisition of the pending Operation Licenses and the maintenance of its legal compliance.

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

In addition to the environmental compensation referred to above, forest compensations for cleaning of electricity tower paths and accesses in which vegetation has been suppressed are included as routine. Other requirements can be applied based on the impacts arising from implementation of projects, such as structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the electricity system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or PRADs).

Fish Management – The Peixe Vivo Program

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

In spite of these efforts, an incident occurred in 2007, at the Três Marias Hydroelectric Power Plant, resulting in the death of approximately 17 tons of fish, as estimated by the Environmental Police (8.2 tons, by our estimate). The volume of dead fish was not measured. As a result of the event, the Minas Gerais State Forests Institute imposed two fines, totaling approximately R$5.5 million, and on April 8, 2010 Cemig and the Public Attorneys’ Office of Minas Gerais State signed a Conduct Adjustment Commitment (Termo de Ajuste de Conduta, or TAC), for R$6.8 million in compensatory measures for environmental improvements in the area affected by the Três Marias power plant, in Três Marias, Minas Gerais. Both these financial commitments have now been settled, and the environmental improvements in the affected area, such as automation of the fish protection grids, are being implemented.

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

On average, over the period 2007 to 2014 Cemig spent R$6.9 million per year in actions and research projects in relation to the Peixe Vivo program. It invested a further R$6 million in physical barriers to prevent fish from entering the draft tube, and modernization of the main hatchery station at the Volta Grande Environmental Station.

In spite of all the advances in fish management achieved by the Peixe Vivo Program, there are still major challenges to be studied and understood. In 2012, an estimated 1.8 tons of fish died in an occurrence at the Três Marias hydroelectric plant. The cause of death is still unknown, and the event was not expected – there was no precedent for the particular circumstances of this accident. However, with the adoption of measures to control this environmental incident, and as a result of our prompt reporting to the environmental authorities, the fine that we were charged for the accident, a total of fifty thousand Reais, was reduced by 45%, as specified by law due to immediate communication of the damage or danger to the environmental authority, and collaboration with the environmental bodies in solving the problems arising from our conduct. The fine imposed in 2012 (per kilogram of fish killed) was one-fortieth of the fine applied by the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or IEF) in the 2007 accident. The Peixe Vivo Program studied the circumstances of the accident to decide optimum forms of control and avoid similar occurrences.

In 2014, the Peixe Vivo Program presented its research activities in important meetings, such as the meetings with the State Environment and Sustainable Development Secretary, AES Tietê, Gerdau, Tractebel and Smith-Root. Also, the First Symposium of Results from the Peixe Vivo Program was organized, at which the results of the research study Evaluation of the risk of fish deaths at Cemig plants, were presented, pointing to one of the best practices for mitigation of direct impact on fish caused by the plants. The Program has 14 current scientific projects in partnership with research institutions, involving more than 200 students and researchers.

These partnerships have resulted in more than 240 technical publications up to today’s date, and have also been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting Cemig’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

Since it was created the Peixe Vivo Program has also received external recognition in awards. In 2009–10, it was awarded the Brazil Environment Prize (Prêmio Brasil de Meio Ambiente) in the category Best fauna and flora preservation work. In 2010, it was first placed in the Aberje Award in the category Communication about programs centered on corporate sustainability, a first for Cemig. In 2011 a work presented by the Peixe Vivo Program, entitled Development of a methodology for evaluating risks of fish deaths in Cemig’s plants, presented at the 21st Brazilian National Seminar on Production and Transmission of Electricity (Seminário Nacional de Produção e Transmissão de Energia Elétrica, or SNPTEE), was selected as the best work presented in the Environmental Impact group. In 2013 it was the finalist in the Brasil 2013 Green Project Awards, in the category Products or Services. In 2014, it was among the ten first-placed competitors for the 12th Brazil Benchmarking Award and, in recognition of having developed best practices for fish protection, was the winner in the Best, Fauna category of the fifth annual award of the Hugo Werneck Prize.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through inhabited areas and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our natural gas distribution network registers, and there is a possibility that accidents may occur, causing significant personal, property and environmental damage in case of ignition or a leak. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig has several inspectors monitoring its network daily, to prevent illegal or non-notified excavations in urban roads, invasions or constructions erosions, as applicable, or any other problem that might cause risk to the pipeline. Gasmig, through its Dig Safely (Escave com Segurança) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, to disclose their registrations to companies that perform excavation on urban roads, to ensure that before digging close to the natural gas network, they call Gasmig’s 24-hour helpline, and request guidance and support for safe execution of their work.

In 2014 Gasmig had no natural gas emissions caused by unauthorized excavation without prior analyses of our maps of the gas network.

Transmission Lines — We have easements for our transmission and subtransmission networks over land with approximately 16,072 miles in length. A significant portion of such land is occupied by unauthorized constructions, including residential constructions. This type of occupation causes risks of electric shock and accidents involving local residents, and constitutes an obstacle to the maintenance and operation of our electricity system. We are currently seeking solutions for this problem, which will involve either removal of these occupants or improvements that would make it possible to maintain our electricity system safely and efficiently. The Security Monitoring Committee on Invasion Risk in the Transmission and Subtransmission Lines was created to mitigate these risks by monitoring and recording invasions and by taking action to prevent invasions on the paths of the transmission and subtransmission lines. A number of measures have been adopted to preserve the security of these lines, including: contracting of a company for systematic inspection, and implementation of security measures and works to minimize the risks of accidents; education of communities about the risks of accidents involving electric shocks arising from invasion of sites and building of homes; creation of community vegetable gardens; and removal of occupation of the transmission line pathways through agreements with local residents and other authorities, and/or through court actions.

Reservoir Areas — We have implemented safety measures to protect our electricity generation facilities against invasions, using observation posts and mobile patrols to control the banks of reservoirs. Electronic security systems to monitor the generation power plant installations are also planned. Any invaders found inside the facilities are detained and taken to police stations, where police complaints are filed. There are signs on the banks of the reservoirs of our hydroelectric generation facilities, indicating ownership. Periodic inspections by the mobile patrol units operating on the reservoir areas report any invaders of reservoir banks. We frequently have to take legal action to recover possession of invaded areas. Due to the vast area and number of reservoirs, we are continually subjected to new trespasses and occupation of the banks of the reservoirs by unauthorized constructions. However, we are making our best efforts to prevent these invasions, and prevent any environmental damage to the Permanent Preservation Areas (Áreas de Preservação Permanente, or APPs), around the reservoirs. To patrol the reservoir areas, we have driven approximately 146,500 km in vehicles, spent 900 hours navigating on reservoirs and waterways , and made over 11,100 surveys. We have recently added one more inspection post for monitoring reservoir banks.

The Carbon Market

We believe Brazil has significant potential to generate carbon credits arising from clean energy projects that comply with the Clean Development Mechanism (CDM), or the Voluntary Markets. Every year we collect data to quantify our emissions, and publish our main initiatives on reduction of greenhouse gas emissions, by means, for example, of the Carbon Disclosure Project.

The Cemig group takes part in CDM projects at various stages of development, including seven Small Hydroelectric Plants with aggregate capacity of 116 MW, two hydroelectric plants with aggregate generation capacity of 3,708 MW, several wind plants with capacity totaling 671MW, and a solar plant with a capacity of 3 MW. So far, no carbon credits have been traded.

Management of equipment and wastes contaminated with PCBs (Polychlorinated Biphenyls)

At Cemig, the large-scale equipment that contained PCBs and was manufactured before 1981 was withdrawn from the electricity system and sent for incineration in 2001.

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

The draft Normative Resolution (RN) is currently under consideration by the Technical Legal Subjects Panel (Câmara Técnica de Assuntos Jurídicos, or CTAJ) of Conama, after having been debated in the Conama Working Group and in the Technical Environment and Waste Management Subjects Panel (Câmara Técnica de Qualidade ambiental e Gestão de Resíduos, or CTQAGR). There have been six meetings of the Conama Working Group, and a consensus was not reached between the members on some points. There have been eight meetings of the CTQAGR: the text considered in September 2014 has been approved, although there were certain points that had an extremely strong impact on the electricity sector. There was a meeting of the CTAJ in November 2014, in which one member exercised the right to request review of all the papers in the case. The next meeting , if the matter is approved, it will go to the full session of Conama for approval.

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

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema, or COS), located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of our energy. It also provides the link with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 50 extra high and high voltage substations, approximately 29 major generating power plants and 9 Small Hydroelectric Plants.

Through its activities the COS permanently guarantees the security, continuity and quality of our supply of electricity. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2008 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição), or COD, located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 379 distribution substations, 485,710km or 303,021 miles of medium voltage distribution lines, and 17,217km or 10,636 miles of sub-transmission lines,, operating in 774 municipalities of Minas Gerais.

We provided an average of 11,667 services a day in 2014. The COD is certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication help to reduce consumer service restoration time and provide better consumer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

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

Internal telecommunications network

We believe we have one of the largest telecommunication networks of all the Brazilian utilities companies. Comprising high performance microwave links provided by more than 344 communication stations, and an optical system of approximately 1,747 miles of optical fiber, it provides for a mix of telecom solutions from telephony to corporate networks – and also monitoring, protection and control of substations, generation plants, transmission lines and dispatching of field teams to carry out mission-critical technical services and commercial contacts.

Our robust data network also contains the communications facilities that share the site with more than 300 substations, 39 generation plants and 172 transmission and distribution lines. For support for supervision and control of the medium-voltage distribution system, a radio communication system is in place, installed in approximately 300 key terminals and more than 1,610 vehicle mobile terminals connected by satellite with GPRS and 4G. The corporate data network serves more than 240 offices and units within the State of Minas Gerais.

The Telecoms Network Management Center (Centro de Gerência de Rede de Telecomunicações, or CGR), in Belo Horizonte, monitors and operates the telecoms infrastructure of Cemig Generation and Transmission and Cemig Distribution, operating 24 x 7 x 365 to guarantee continuity for perfect functioning of the telecoms services, aiming to meet the requirements for operational performance and service quality specified in operational agreements and concession contracts, regulations of ANEEL (the electricity regulator) and Anatel (the Brazilian telecoms regulator) and procedures of the National System Operator.

Corporate data network

Our corporate data network has 295 sites in 145 towns in Minas Gerais. The physical and logical architecture of the network employs security resources such as firewalls, Intrusion Prevention Systems (IPSs), Data Loss Prevention Systems (DLP) and anti-virus and anti-spam systems, which are continually updated to protect information against unauthorized access, in compliance with ISO 27002. A system of event logs makes it possible to investigate occurrences and also guarantee a historical record base to meet legal requirements.

IT Governance Program

Our Information Technology Governance Program aims to continually align IT with our business, adding value by applying information technology, appropriate resource management, risk management and compliance with legal, regulatory and Sarbanes-Oxley requirements.

Our information technology Project Management Office (or PMO) has been responsible since 2008 for ensuring that management of information technology projects is systematic, using dedicated software methodology, processes and tools.

Considering the central role of Information Technology Governance in our business, a dedicated management unit was created in 2009 to concentrate, plan and implement all the actions that are specific to information technology governance, including results arising from corporate strategy, strategic IT planning, legal and regulatory compliance, quality management, budget and financial management, services management and project management.

Customer relationship channels

We have five major channels of service to our customers of Minas Gerais. Customer service contact, whether of an emergency nature or to deal with normal service requests, can be made via: (i) our call center, which can handle up to 250,000 calls in an atypical day, and also operates with an efficient electronic service through Interactive Voice Response (IVR, or Unidade de Resposta Audível – URA); (ii) in person at branches in the 774 municipalities of our concession; (iii) through our Virtual Branch, on the site www.cemig.com.br, which offers all of our 20 types of service; (iv) via SMS; , (v) via the social networks Facebook (CEMIG. ATENDE) and Twitter (@ CEMIG_ATENDE; and more recently, (vi) smartphone application “Cemig Atende” which offers 14 types of service.

Commercial Management system

We have established and consolidated an efficient customer care system, based on our CCS/CRM platform and totally integrated into our ERP and BI that support our decision-making processes. The CCS serves approximately 8 million consumers who receive supply at high, medium and low voltage. It is a competitive tool, adding safety, quality and productivity to Cemig’s business processes, and adapts itself with great efficiency and speed to legal, regulatory and market changes and requirements.

Maintenance and repair systems

The 10,636 miles of high voltage distribution lines in Cemig Distribution’s network, operating at from 34.5kV to 161kV, are supported by approximately 54,829 structures, mainly made of metal.

The network of Cemig Generation and Transmission has 3,051 miles of high voltage transmission lines, supported by approximately 11,507 structures.

The majority of the service interruptions to our distribution and transmission lines are the result of lightning, farmers’ surface fires, vandalism, wind, and corrosion.

The entire high voltage transmission line system of Cemig Distribution is inspected once a year by helicopter, using a ‘Gimbal’ gyro-stabilized system with conventional and infra-red cameras, allowing for simultaneous visual and thermographic (infra-red) inspections. Land-based inspections are also made at intervals of between one and three years, depending on the characteristics of the line, such as time in operation, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

All the extra high voltage transmission lines of Cemig Generation and Transmission are inspected twice a year by helicopter. Land-based inspections are made every two years to inspect the supporting structures. Line pathways are inspected annually, aiming to keep the areas free of vegetation that could lead to surface fires.

We use modern modular aluminum structures to minimize the impact of emergencies involving fallen structures, Most of our maintenance work on transmission lines is done using live-wire methods. Being the first company in Brazil to use bare-hand, live-wire techniques in the maintenance of transmission lines and substations, we have accumulated over 34 years of experience in this area. We have a well-trained staff and special vehicles and tools to support live- and dead-wire work.

Our set of spare equipment (transformers, breakers, arresters etc.) and mobile substations is of great importance in prompt reestablishment of power to our consumers in the event of emergencies involving failed substations.

The Plant Overhaul and Modernization Program that was scheduled for execution over the next 15 years, with investment of R$1.7 billion, was canceled after promulgation of Provisional Measure 579 (Medida Provisória 59, or MP 579), later converted into Law 12783. The main reasons for the cancellation were (i) Cemig not accepting the conditions proposed by the federal government for renewal of the concessions of the plants that were included in the program, and (ii) lack of definition on the form of remuneration for these investments in the future.

Information security management

Information security, a permanent concern of ours, is ensured by a management system based on the Brazilian Standard (ABNT) NBR ISO/IEC 27001:2013, and aligned with best market practices. Our information security management system includes processes for policy, risk, communication, information classification and information security management and control. In addition, recurring actions for improvement in processes, communication, awareness and training strengthen the Company’s information security practices.

Management tools

In 2014 we continued to improve the operation of the SAP Integrated Management System (ERP), which includes the processes related to finances, procurement, sales, materials, services and human resources, and adapt it to the changes and requirements of the legislation, regulations and rules governing the market. We have made significant progress in relation to: capitalization of assets; works and materials; logistics planning; maintenance; and processes related to regulations on electronic tax invoices as well as other aspects related to electronic payment of taxes. These have provided the Company with significant gains.

Also, in 2014 and early 2015 adaptations were made to Version 3.10 of the system for electronic tax invoices, to adapt their issuance to the new regulations; and we began the analysis to adapt our systems to the requirements of the government’s ‘E-Social’ Project which will enable employers to execute and comply with all the various employment-related obligations through a single channel. These advances and solutions implanted in ERP help us to raise the necessary information for planning, monitoring and taking of decisions, and to make this information available to our Board of Directors and Executive Board.

Property, plant, and equipment; intangible assets

Our principal assets are the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate electricity generation projects, including projects under construction, was R$8.92 billion on December 31, 2014. Generation facilities represented 59% of this net book value, intangible assets represented 38%, of this net book value, ( distribution facilities in intangible assets represented 17%, and other intangible, including gas distribution system represented 21%) and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 3%. The average annual depreciation rates applied to these facilities were: 2.86% for hydroelectric generation facilities, 8.88% for administration facilities, 5.96% for telecommunication facilities and 4.45% for thermoelectric facilities. Apart from our distribution network, no single one of our assets produced more than 10% of our total revenues in 2014. Our facilities are in general adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

In the Brazilian electricity sector, generation, transmission and distribution activities were traditionally conducted by a small number of companies that had always been owned by either the federal government or the governments of individual states. Since the 1990s, several state-controlled companies were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso administration (1995–2002) aimed to privatize the state-controlled part of the electricity sector, but the Luis Inácio Lula da Silva administration (2003–2010) ended this process and implemented a “New Industry Model” for the Brazilian electricity sector, expressed in Law 10848, of March 15, 2004, referred to as the ‘New Industry Model Law’.

Subsequently, in Dilma Rousseff’s administration (i.e. since 2011), significant changes were implemented, by Provisional Measure 579/2012, which became Law 12783/2013, establishing new rules for renewal of concessions, with rebidding for hydroelectric power generation.

The New Industry Model

The primary objective of the New Industry Model was to guarantee security of supply and reasonableness of rates. With the objective of guaranteeing supply, the New Industry Model Law (a) requires distributors to contract their entire loads, and to be responsible for making realistic projections of demand requirements; and (b) aims to arrange for construction of new hydroelectric and thermal plants to be decided in ways that best balance security of supply and reasonableness of rates. To achieve reasonable rates, the New Industry Model Law requires (a) all purchases of electricity by distributors to be by auction, based on lowest price; (b) contracting to be through the Regulated Market (Ambiente de Contratação Regulada, or ACR), or the Pool system; and (c) contracting of load to be separated into two types of transactions, both always to be by auction: (i) contracts for supply from new plants to be built according to the contract (‘new source’ contracts) – for expansion of the system; and (ii) contracting of the power generated by existing plants (‘existing source’ contracts) – aiming to meet existing demand.

The New Industry Model created two environments for the purchase and sale of electricity: (i) the ACR, or the Pool, in which distribution companies purchase through public auctions of all the power they need to supply their consumers; and (ii) the Free Market (Ambiente de Contratação Livre, or ACL), to include all purchase of electricity by non-regulated entities (such as Free Consumers and electricity traders). Distributors are allowed to operate only in the regulated environment, whereas generators may operate in both, maintaining their competitive characteristics.

Requirements for expansion of the sector are evaluated by the federal government through the Mining and Energy Ministry, or MME. Two entities were created to provide structure for the sector: (i) the Energy Research Company, or EPE (Empresa de Pesquisa Energética), a state-controlled company responsible for planning expansion of generation and transmission; and (ii) the Electricity Trading Chamber (Câmara de Comercialização de Energia Eléctrica), or CCEE, a private company responsible for the accounting and settlement of short-term (spot) electricity sales. The CCEE is also responsible, through delegation by ANEEL, for organizing and conducting the Pool public power auctions, in which all distributors purchase energy.

The New Industry Model eliminated self-dealing, forcing distributors to purchase electricity at the lowest available price rather than from related parties. The New Industry Model exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before it was enacted.

Several categories of power supply are not subject to the requirement for public auction via the Pool: (1) low capacity generation projects located near consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants); (2) plants qualified under the Proinfa (alternative generation sources) Program; (3) power from Itaipu, (4) purchase and sale agreements entered into before the New Industry Model Law; and (5) the concessions extended by Law 12783, are not subject to the public auctions for the supply of electricity at the Pool, Power generated by Itaipu (on the border of Brazil with Paraguay), is traded by Eletrobras. The rates at which the Itaipu generated electricity is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay, and there are also compulsory procurement volumes. As a consequence, the price of energy from Itaipu rises or falls in the U.S. Dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, neutralized by the federal government, which buys all the energy credits from Eletrobras.

Challenges to the constitutionality of the New Industry Model Law

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The federal government moved to dismiss the actions, arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. To date, the Brazilian Supreme Court has not reached a final decision upon the merits of this action and we do not know when such a decision may be reached. Thus the New Industry Model Law is currently in force. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of agreements between related parties, are expected to remain in full force and effect.

Coexistence of two Electricity Trading Environments

Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different market segments: (1) the regulated market, or the Pool, in which distribution companies buy all their power supply needs through public bids; and (2) the free market, for all purchases of electricity by non-regulated entities (such as Free Consumers, energy traders and energy importers).

The Regulated Market (the ACR or the Pool)

In the regulated market, distribution companies purchase electricity for their captive consumers through public auction regulated by ANEEL and conducted by the CCEE.

Energy purchases take place through two types of bilateral contract: (i) Energy Agreements (Contrato de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere to meet its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the ACR. In this case, the revenue of the generator is guaranteed and the distributor must assume the hydrological risk. However if there are additional costs to the distributors, these are passed on to consumers. Together, these agreements comprise the energy purchase agreements in the ACR (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEARs.

The regulation under the New Industry Model Law stipulates that distribution companies that contract less than 100% of their total load consumption, accounted in the CCEE, will be subject to fines. There are mechanisms to reduce this possibility, such as participation in the MCSD mechanism, which compensates surpluses and deficits between distribution companies, or purchase of supply in auctions during the year. Any remaining shortfall from 100% of total load consumption can be bought at the spot market price. If a company contracts more than 105% of its load consumption, it would be subject to price risk if it sells that supply in the spot market in the future. To reduce this price risk, a company may reduce its purchase contracts made at ‘existing source’ auctions by up to 4% each year, and reduce those contracts due to loss of consumers that have opted to become Free Consumers (and are thus supplied by generators directly).

With the renewal of the hydroelectric power plant’s concessions, the CCGF – Contracts for the Physical Accounts Security were created. These contracts take into account 95% of the energy generated by the plants whose concessions were renewed in order to mitigate the hydrological risk. The execution of CCGF is mandatory and each distributor received an amount according to the assessment made by ANEEL.

The Free Market (the “ACL”)

In the Free Market, electricity is traded by power generators. The Free Market also includes existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law.

Potentially Free Consumers are those whose demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Also, consumers with contracted demand of 500kW or more may be serviced by suppliers other than their local distribution company if they move to supply from alternative energy sources, such as wind, biomass or Small Hydroelectric Plants.

Once a consumer has opted for the free market, it may only return to the regulated system after giving the distributor of its region five years’ notice. – The distributor may reduce this term at its discretion. The aim of the extended notice period is to ensure that, if necessary, the distributor can purchase additional energy to supply the re-entry of Free Consumers into the Regulated Market. Also, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to Free Consumers. State-owned generators may sell electricity to Free Consumers, but unlike private-sector generators, they are obliged to do so through an auction process.

Restricted Activities for distributors

Distributors in the Brazilian Grid (Sistema Interligado Nacional, or SIN) are not permitted to: (1) operate in the business of the generation or transmission of electricity; (2) sell electricity to Free Consumers, except for those in their concession area and under the same conditions and rates as captive consumers in the ACR; (3) directly or indirectly hold any interest in any other company, except entities incorporated for raising, investment and management of funds necessary for the distributor (or its parent company or related companies or partnerships); or (4) engage in activities that are unrelated to their respective concessions, except for those permitted by law or in the concession agreement.

Contracts executed prior to the New Industry Model Law

Under the New Industry Model Law, contracts executed by distribution companies and approved by ANEEL before the enactment of that law will not be amended to reflect any extension of their terms or change in prices or volumes of electricity already contracted.

Reduction of the Level of Contracted Electricity

Decree 5163/04, which regulates trading in electricity under the New Industry Model Law, allows distribution companies to reduce their CCEARs: (1) to compensate for the exit of Potentially Free Consumers from the regulated market, pursuant to a specific declaration delivered to the Mining and Energy Ministry, (2) by up to 4.0% per year of the initial contracted amount due to market deviations from their estimated market projections, at each distribution company’s discretion, starting two years after the initial electricity demand was declared; and (3) in the event of increases in the amounts of electricity acquired under contracts entered into before March 17, 2004. This reduction can be made only with CCEARs of existing power plants.

The circumstances in which the level of contracted electricity may be reduced must be stated in CCEARs, and distribution companies may make such reductions at their own sole discretion, in compliance with the provisions described above, and ANEEL regulations.

ANEEL regulations require any reduction of the level of contracted energy under the CCEARs of existing energy to be preceded by the Mechanism of Compensation of Surplus and Deficits, or MCSD, by means of which distribution companies that have contracted energy in excess of their demand may assign a portion of their CCEARs to distribution companies that have contracted less energy than needed to meet their consumers’ demand.

Limitations on pass-through

The New Industry Model also limits the pass-through of costs of electricity to final consumers. The decree establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

•	No pass-through of costs for electricity purchases that exceed 105% of regulatory demand.

•	Limited pass-through of costs for electricity purchases made in an A–3 auction, if the volume of the acquired electricity exceeds 2.0% of the demand found in A–5 auctions.

•	Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a “Contracting Limit” defined by Decree 5163.

•	Electricity purchases from existing facilities in the “A-1” auction are limited to 0.5% of distribution companies’ demand, frustrated purchases in previous A–1 auctions, involuntary exposure to captive consumer demand, plus the ‘replacement’, defined as the amount of energy needed to replace the power from power purchase contracts that expire in the current year (A–1), according to ANEEL Resolution 450/2011. If the acquired electricity in the A–1 auction exceeds the limit, pass-through to final consumers of costs of the excess portion is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities. The Mining and Energy Ministry will establish the maximum acquisition price for electricity generated by existing projects.

•	Electricity purchases in ‘market adjustment’ auctions are limited to 5.0% of a distribution concession holder’s total demand (the previous limit, modified by Decree 8,379/2014, was 1.0%, except for 2008 and 2009) and pass-through of costs is limited to Annual Reference Value.

•	If distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

Rationing under the New Industry Model Law

The New Industry Model Law establishes that, in a situation where the federal government decrees a compulsory reduction in the consumption of electricity in a certain region, all energy amount agreements in the regulated market, registered within the CCEE in which the buyer is located, shall have their volumes adjusted in the same proportion to the required reduction of consumption.

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to adjust and review rates in accordance with applicable concession contracts. Each distribution company’s concession contract provides for an annual rate. In general, ‘Parcel A costs’ are fully passed through to consumers. ‘Parcel A costs’ are the portion of the rate calculation formula which provides for the recovery of certain costs that are not within the control of the distribution company. ‘Parcel B costs’, which are costs that are under the control of the distributors, are restated for inflation in accordance with the General Market Price Index (Índice Geral de Preços do Mercado, or IGP–M index, The average annual rate adjustment includes components such as the inter-year variation of Parcel A costs (‘CVA’) and other financial adjustments, which compensate for changes in the company’s costs up or down that could not be previously taken into account in the rate charged in the previous period.

Holders of electricity distribution concessions are also entitled to periodic revisions. Our concession agreements establish a five-year period between periodic revisions. These revisions aim: (i) to ensure necessary revenues to cover efficient operational costs, determined by the regulator, and adequate compensation for investments deemed essential for the services within the scope of each company’s concession; and (ii) to determine the ‘X factor’, which is calculated based on the average productivity gains from increases in scale, and on labor costs. The X factor is a result of three components: a productivity factor representing those productivity gains ‘(Xpd’); the quality factor XQ, which punishes or rewards the distribution company depending on the quality of the service provided, and the factor Xt, which has the objective of reducing or increasing the regulatory operational costs during the five-year period between the rates revisions, to reach the level defined for the last year of the revision cycle.

In 2011, ANEEL completed Public Hearing 040/2010, in which it dealt with the methodology for the third periodic revision. To calculate the rate of return, ANEEL uses the methodology of weighted average cost of capital (WACC), which resulted in a rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle.

ANEEL also changed the methodology used to calculate the X Factor: from a method based on discounted cash flow to the Total Factor Productivity (TFP) method, which consists of defining potential productivity gains for each company based on average productivity gains. It also included the other two components, as mentioned above: XQ and Xt. The components of the X factor, determined in the 2013 revision, for the period 2013/2018, were: Xt = 0.68%, and Xpd=1.15%. On each revision is calculated an XQ that will be added the previous values.

ANEEL has also issued regulations governing access to the distribution and transmission facilities, and establishing the rate for use of the local distribution system – Distribution Usage Rates, or TUSD; and the rate for the use of the transmission grid, or Transmission Usage Rates, or TUST. The rates to be paid by distribution companies, generators and Free Consumers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the ‘permitted annual revenues’ (RAP) of transmission concession holders under their concession contracts. For more detailed information on the rate-setting structure, see “—The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems.”

Land acquisition

The concessions granted to the Company by the Federal Government do not include a grant of the land upon which the power plants are located. In general, electricity utilities in Brazil have to negotiate with each owner of property to obtain the needed land. However, in the event that a concessionaire is unable to obtain needed land in this way, such land may be condemned for the concessionaire’s use through specific legislation. In cases of governmental condemnation, the concessionaires may have to participate in negotiations relating to the amount of compensation with landowners and the resettlement of communities to other locations. We make all efforts to negotiate with the communities before applying to the judiciary.

The Brazilian electric power system – operational overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with many separate owners. The Brazilian Grid links companies in the Southern, Southeastern, Center-West, and Northeastern Regions and part of the Northern Region of Brazil. Approximately 2% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has hydroelectric power generation potential of close to 246,560 MW, of which only 43% has been developed or is under construction, according to Eletrobras studies consolidated in July 2014.

As of December 2014, Brazil had installed capacity in the interconnected power system of 123.94 GW, approximately 71.96% of which is hydroelectric, according to the Monthly Operation Plan for 2014 of the National Electricity System Operator (Operador Nacional do Sistema Elétrico, or ONS). This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000MW owned equally by Brazil and Paraguay. There are approximately 70,412 miles of transmission lines operating at 230 kV or above in Brazil.

Approximately 35% of Brazil’s installed generating capacity and 55% of Brazil’s high voltage transmission lines are operated by Eletrobras, a company owned by the federal government. Eletrobras has historically been responsible for implementing electricity policy, conservation and environmental management programs. The remaining high voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the federal government or state governments.

Historical background

The Brazilian Constitution provides that development, use and sale of energy may be undertaken directly by the federal government or indirectly through the granting of concessions, permissions or authorizations. Since 1995, the federal government has taken a number of measures to restructure the power industry. In general, these have aimed to increase the role of private investment and eliminate restrictions on foreign investment, thus increasing overall competition in the power industry.

In particular, the federal government has taken the following measures:

•	The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held either by a Brazilian individual, or by an entity controlled by Brazilian individuals, or by the federal government or a state government.

•	The Federal Government enacted Law No. 8,987 on February 13, 1995, or the Concessions Law, and Law No. 9,074 on July 7, 1995, or the Power Concessions Law, that together:

•	required that all concessions for the provision of energy-related services be granted through public bidding processes;

•	gradually allowed certain electricity consumers with significant demand (generally greater than 3 MW), referred to as Free Consumers, to purchase electricity directly from suppliers holding a concession, permission or authorization;

•	provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell all or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others;

•	granted Free Consumers and electricity suppliers open access to all distribution and transmission grids; and

•	eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or “Small Hydroelectric Power Plants” , which was amended on May 28, 2009 by Law No, 11,943, raising the limit from 30 MW to 50 MW, independently of being a Small Hydroelectric Power Plant or not.

•	The present regulator, ANEEL, and the CNPE (Conselho Nacional de Política Energética – National Energy Policy Council), were created in 1997.

•	In 1998 the federal government enacted Law No. 9,648, or the Power Industry Law, to overhaul the basic structure of the electricity industry, providing as follows:

•	Establishment of a self-regulated body responsible for operation of the short-term electricity market, or Wholesale Energy Market, replacing the prior system of regulated generation prices and supply contracts.

•	Creation of the ONS, the National Electricity System Operator, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system.

•	Establishment of public bidding processes for concessions for construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law.

•	On March 15, 2004, the federal government enacted Law 10848, or the New Industry Model Law, in an effort to further restructure the power industry, with the ultimate goal of providing consumers with secure electricity supplies combined with low rates. On July 30, 2004 the federal government published Decree 5163, governing purchase and sale of electricity under the New Industry Model Law, as well as the granting of authorizations and concessions for electricity generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final consumers.

•	On September 11, 2012 the federal government enacted PM 579, which was converted into the Law No. 12,783, aiming to decrease tariffs on generation, transmission and distribution of electricity, and enact regulatory charges on the Brazilian energy market. This legislation alters the revision and extension of certain concessions, and implements new bidding process rules for certain utilities, adjustments to tariffs, and changes to regulation governing an industry participant’s mobility between the ACR and ACL, and allocation of energy offered to both markets.

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

However, the New Industry Model (its main purpose being to guarantee the supply of electricity) created auctions for the Regulated Market (Ambiente de Contratação Regulado, or ACR), in which it is possible to buy electricity from new plants to guarantee supply. Since the New Industry Model was introduced, approximately 47,000MW of capacity have been placed in these auctions, for installation between 2008 and 2017.

Of this amount, a total of 5.085MW were hired in auctions “reserve”– meaning, the power capacity is not committed to sales contracts with consumers or distributors. Generators must meet the reserve energy contract, keeping the generating units in availability for operation by the ONS, as well as being responsible for the amount of actual generation portion quantified as inflexible. The remuneration of standby power generators is through charges paid by all consumer agents (distributors and free consumers).

In the rainy season of late 2012 and early 2013, there was much less rainfall than expected in Brazil’s Southeastern region (November to March), and in this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s electricity consumption needs. In this period the principal strategy of the national system operator (ONS) – Operador Nacional do Sistema Elétrico) was to preserve storage capacity at the reservoirs of hydroelectric plants, to ensure supply of the system’s energy needs over the whole of the year 2013. This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which averaged R$413,95/MWh in January 2013.

Once again, in the rainy season of 2013–14, rainfall in the Southeast was lower than the expected averages, at an all-time low. This placed the system in a state of alert during the whole of 2014, concentrating the efforts of the operation on how to maintaining the capacity of the system to supply consumption needs. The National System Operator continued to dispatch all the thermal plants, and introduced some flexibility to hydroelectric restrictions so as to maintain the levels of storage and meet demand. Over the year the price of electricity reached the regulatory limit, with the spot price rising to R$822/MWh for several month. Its average in the year was R$688/MWh.

In late 2014, the storage levels of SIN reservoirs reached a level of just over 22%, one of the lowest on record. The flow rates for the months of January and February 2015 were well below expected levels for these months, which contributed to the failure to recover the storage levels of SIN reservoirs that period. The month of March / 2015 showed an improvement of Energy _, and combined with a power consumption lower than expected, storage levels in SIN reservoirs reached 30% at the end of this month. With an adverse macroeconomic scenario, energy consumption during the year 2015 should remain at the same level in 2014, and thus the conditions of service to the SIN of the market should remain appropriate if the hydrological conditions is a significant worsening.

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

However, with the enactment of Provisional Measure 579 (‘PM579’), converted into Law 12783, the concessions granted after Law No. 9,074 of July 7, 1995 may be extended, once only, for a period of up to 30 years, at the discretion of the concession-granting authority, as from September 12, 2012.

We believe that the renewal of our distribution concessions, under the terms of Law 12783, will not have any impact on the tariffs charged by those concessions.

On December 4, 2012 the Company signed the Second Amendment to Transmission Concession Contract 006/1997, which extended the concession for 30 years, under Provisional Measure 579/2012, as from January, 2013, resulting in a reduction of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), by approximately 60%. Transmission assets, existing and not depreciated as from May 31, 2000, were re-valued and indemnified by the Concession-granting Power, in accordance with MME/MF Interministerial Order 580, of November 1, 2012, which minimized the impact of the reduction of the RAP. At the same time, for those assets not yet depreciated and existing before May 31, 2000, the Company awaits their re-valuation and indemnity, in accordance with ANEEL Normative Resolution 589/2013.

However, the Company opted not to request extension, under the terms of PM579/2012, of the generation concessions of various plants which expire in the period 2013 through 2017. These plants have already undergone an extension according to the conditions established in General Concession Contract 007/1997. For the plants that have yet to undergo their first extension, which include the Jaguara, São Simão and Miranda generating plants, Generation Concession Contract 007/1997 guarantees the extension of these concessions for a further 20 years on the conditions existing in the provision referred to.

Based on this understanding, Cemig GT applied to the Judiciary for an order of mandamus against an act of the Mining and Energy Ministry with the objective of safeguarding, for that company, its rights in relation to the extension of the period of the concession of the Jaguara Hydroelectric Plant, under Clause 4 of Concession Contract 007/1997, obeying the original bases of that Contract, which are prior to Law 12783/2013. The Court granted interim relief in favor of the Company, which is still in effect, namely enabling it to continue its commercial operation of the Jaguara Hydroelectric Plant until final judgment is given in the action for mandamus. Within the classification adopted by the Company of legal actions in which it is involved – namely that the chances of loss are assessed as ‘probable’, ‘possible’, or ‘remote’ – the Company has classified the chance of loss in this action as ‘possible’, reflecting its nature and the complexity involved in this specific case. The case has several particular elements characterizing the contingency: (i) the singular nature of Concession Contract 007/1997; (ii) the unprecedented nature of the matter of the case; and (iii) the fact that the action which has been filed will be a leading case in the consideration by the Brazilian Courts of the extension of concessions.

On the same grounds, and with the imminent expiration of the period originally specified for the concession of the São Simão Hydroelectric Plant, Cemig GT filed for an injunction against an act of the Mining and Energy Minister, with the objective of ensuring its right to extend the period of the concession, under Clause 4 of Concession Contract 007/1997, in accordance with the original terms of this contract, which were prior to Law 12783/2013. Cemig GT obtained initial interim relief from the court, which is still in force, to enable it to continue in control of the commercial operation of the São Simão Plant until a final decision is reached. The Reporting Justice of the Court stated in his interim decision that if a final decision is not reached within 45 days after the start of the activities of the First Section of the Brazilian Superior Court of Justice (Tribunal Superior de Justiça, or STJ) in 2015, he may re-examine the case.

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

In 2014, after a decision by ANEEL to amend the concession and permission contracts of the Brazilian electricity distributors, we signed a Fourth Amendment to each one of our distribution concession contracts, which established a guarantee that amounts recorded in the Offsetting Account for Variation in Parcel ‘A’ Items (Conta de Compensação de Variação de Valores de Itens da Parcela ‘A’), or CVA Account, and other financial components, would be incorporated into the basis for indemnity specified in the event of a distribution concession being terminated for any reason.

Principal Regulatory Authorities

National Energy Policy Council – CNPE

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

Mining and Energy Ministry – MME

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

National Electric Energy Agency – ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by MME and to respond to matters which are delegated to it by the Federal Government and or MME.

National System Operator – ONS

The ONS was created in 1998 as a non-profit private entity comprising Free Consumers, electricity utilities engaged in the generation, transmission and distribution of electricity, and other private participants such as importers and exporters. The New Industry Model Law granted the federal government the power to appoint three directors of the ONS, including the Director-general. The primary role of the ONS is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision.

Electricity Trading Chamber – CCEE

One of the main roles of the CCEE is to conduct public auctions in the regulated market, including the auction of existing electricity and new electricity. Additionally, the CCEE is responsible, among other things, for (1) registering the volume of all the energy purchase agreements within the regulated market (Contratos de Comercialização de Energia no Ambiente Regulada), or CCEAR, and the agreements resulting from the free market, and (2) the accounting for and clearing of short-term transactions.

Under the New Industry Model Law, the price of electricity bought or sold in the spot market, known as the Differences Settlement Price (Preço de Liquidação de Diferenças), or PLD, takes into account factors similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will be mainly linked to the equilibrium between the market supply and demand for electricity as well as the impact that any variation on this equilibrium may have on the optimal use of the electricity generation resources by the ONS.

The members of the CCEE are generators, distributors, trading agents and Free Consumers, and its board of directors comprises four members appointed by these agents and one appointed by the MME, who is the chairman of the board of directors.

Energy Research Company – EPE

The federal government created the Electricity Research Company, or EPE, by a decree of August 16, 2004. It is a state-owned company, responsible for carrying out strategic research on the energy industry – including electricity, oil, gas, coal and renewable energy sources. EPE is responsible for: (i) studying projections for the Brazilian energy matrix; (ii) preparing and publishing the national energy balance; (iii) identifying and quantifying energy resources; and (iv) obtaining the required environmental licenses for new generation concession holders. EPE’s research is used to support the MME in its policymaking role in the domestic energy industry. EPE is also responsible for approving the technical qualification of new electricity projects to be included in the related auctions.

The Electricity Sector Monitoring Committee – CMSE

Decree No. 5,175 of August 9, 2004 established the Electricity Sector Monitoring Committee, or CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring and permanently evaluating the continuity and security of electricity supply conditions and for indicating necessary steps to correct identified problems.

Ownership limitations

On November 10, 2009, ANEEL issued Resolution No. 378, requiring it to notify the SDE (the Economic Law Secretariat – Secretaria de Direito Econômico – of the Ministry of Justice) if it identifies any act that may cause unfair competition or may result in significant market control – under Article 54 of Law 8884 of June 11, 1994. After the notification, SDE must inform CADE. On November 30, 2011 Law 8884 was revoked and replaced by Law 12529 – which extinguished the SDE and replaced it with the Competition General Management Unit (Superintendência Geral) – which if necessary will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law 12529 these may vary from pecuniary penalties to a split of the company.

Incentives for Alternative Sources of Power

In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade), or PPT, for the purpose of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants.

In 2002, the Proinfa Program was established by the federal government to create certain incentives for development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects.

Law 9427/96, as amended by Law 10762/03, further established that hydroelectric plants with an installed capacity of 1MW or less, generation plants classified as Small Hydroelectric Plants, and those with qualifying solar, wind, biomass or cogeneration sources, with capacity to supply 30MW or less, used for independent production or self-production, will have the right to a discount of at least 50% on the rates for use of the transmission and distribution system, charged on production and consumption of the energy sold. This legal provision was regulated by ANEEL through its Resolutions 077/2004, 247/2006 and 271/2007.

Also the government held two alternative energy generation auctions and four backup regulated auctions, for power from wind energy projects, SHP projects, or biomass projects.

Regulatory charges

Global Reversion Fund and Public Use Fund – RGR and UBP

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

The federal government has imposed a fee on IPPs reliant on hydrological resources, except for Small Hydroelectric Power Plants and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público), or UBP, according to the rules of the corresponding public bidding process for the granting of concessions. Until December 31, 2002 Eletrobras received the UBP payments. Since then they have been paid directly to the federal government.

Since January 2013, the Global Reversion Fund has not been charged to: (i) any distribution companies; (ii) any transmission or generation utilities whose concessions have been extended under Law 12783; or (iii) any transmission utilities that started their bidding procedure on or after September 12, 2012.

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível), or CCC, was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All electricity companies were required to contribute annually to the CCC. Annual contributions were calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. The CCC was administered by Eletrobras.

Since January 2013, by Law 12783/2013, the Fuel Consumption Account is not charged to any kind of utility and or market participant.

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. The amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account – CDE

In 2002, the federal government instituted the Energy Development Account (Conta de Desenvolvimento Energético), or CDE, to be in effect for 25 years, funded by: (i) annual payments made by concession holders for the use of public assets; (ii) penalties and fines imposed by ANEEL; and, (iii) since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution system. The amounts are adjusted annually. The CDE was created to support: (1) development of electricity production throughout the country; (2) production of electricity from alternative sources; (3) universalization of energy services throughout Brazil. With the enactment of Law 12783/2013 these fees was used to contribute to reduction of electricity tariffs. The CDE is managed by Eletrobras.

Under the New Industry Model Law, failure to pay the contribution to the RGR, the Proinfa Program, the CDE or any payments for purchases of electricity in the regulated market prevents the non-paying party from receiving a rate readjustment (except for an extraordinary revision), or receiving resources arising from the RGR or CDE.

ANEEL Inspection Charge – TFSEE

The Energy Services Inspection Charge, or TFSEE, is an annual tax charged by ANEEL for its administrative and operational costs. It is calculated according to the Tariff Regulation Procedure (Procedimento de Regulação Tarifária, or Proret) – (Subsection 5.5: Energy Services Inspection Charge – TFSEE) based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization. It is limited to 0.4% of the annual economic benefit, considering the installed capacity, earned by the concessionaire, permit holder or authorized party and must be paid directly to ANEEL in 12 monthly installments.

The ACR Account

Contracts held by distribution companies for a total supply of approximately 8,600 MW expired in December 2012. These contracts had been executed in the first auctions of energy from existing supply sources – in 2005, and the energy should have been re-contracted in a further auction, but the government did not hold the auction in 2012 because it expected that with the renewal of the concession contracts this supply would come from Assured Energy Quota Contracts. However, the energy supply that was renewed was lower than expected and the distribution companies were under-contracted by 2,000 MW in 2013, and by 2,500 MW in 2014.

This situation was further exacerbated by the fact that certain power plants did enter into operation when expected, and by the low level of contracting in the auctions held in 2013 and 2014. The result was that the total level of under contracting in 2014 was 3,500 MW. In this scenario the only option for the distribution companies, in a situation of under contracting, is to purchase the required supply in the spot market.

The hydrological situation of the system in 2013 and 2014, as explained above, raised the energy cost in the spot market to its highest level, causing the financial exposure of the distribution companies to reach billions of Reais. Since the cost of the distribution companies’ exposure is passed through to consumers only in the following year, this gap caused a problem in the companies’ cash flow.

To deal with this, the government created the ACR Account, by Decree 8,221/2014 (of January 1, 2014), regulated by ANEEL Resolution 612/2004, which created an account to be managed by the CCEE, aiming to cover part or all of the costs resulting from the involuntary exposure to the spot market and of the dispatching of the thermal plants linked to the availability contracts in the regulated market. To cover these costs the CCEE obtained a financing from a group of private and public institutions. These funds were then passed to the distribution companies, as determined by Decree 8221/2014 and ANEEL Resolution 612/2014. In 2014, R$21 billion were raised by this account and passed through to the distribution companies.

Starting in 2015, the total amount of these loans contracted will be paid in 24 months, by means of the payment of charges through CDE, by all the distribution companies proportionally to their captive markets. This charge will be added to the electricity rates charged by the distribution companies to their consumers.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE), attempts to mitigate the risks involved in the generation of hydroelectric power by mandating that all hydro generators share the hydrological risks within the Brazilian Grid. Under Brazilian law, the revenue from sales by generators does not depend on the amount of energy they in fact generate, but on the ‘Guaranteed Energy’ or ‘Assured Energy’ of each plant, indicated in each concession agreement.

Any imbalances between the power energy actually generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocates the energy, transferring a surplus from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy. The volume of electricity actually generated by the plant, either more or less than the Assured Energy, is priced pursuant to an “Energy Optimization Tariff” which covers the operation and maintenance costs of the plant. This additional revenue or expense is accounted for on a monthly basis by each generator.

The MRE is efficient in mitigating the risks of individual plants that have adverse hydrological conditions in a river basin, but it does not succeed in mitigating this risk when low hydro levels affect the whole Grid, or large regions of it. In extreme situations, even with the MRE, the aggregate generation of the whole System will not attain the levels of the total Assured Energy, and hydro generators may be exposed to the spot market. In these situations, the shortage in hydro resources will be compensated by greater use of thermal generation, and spot prices will be higher.

In 2014 we had very adverse hydrological conditions, which resulted in a lower level of hydroelectric generation, and on the dispatchment of the thermoelectric plants of the system, as noted above. This led the plants of the MRE to generate at levels below their physical guarantee levels, causing an exposure of the generation companies to the short-term market. The proportion of the exposure is calculated by the ratio between the electricity generated by all the plants of the MRE and the total of all the physical guarantees. This ratio is called the Generation Scaling Factor or GSF (Fator de ajuste da energia). In 2014 it was 0.91, that is to say the generation companies had their physical guarantee reduced by 9% in the year.

Charges for Use of the Distribution and Transmission Systems

ANEEL oversees rate regulations that govern access to the distribution and transmission systems and establish rates: (i) for the use of the local distribution system – Distribution Usage Rates, or TUSD; and (ii) for the use of the interconnected transmission grid – Transmission Usage Rates, or TUST. Additionally, distribution companies of the South, South-East and Midwest parts of the grid pay specific charges for transmission of electricity generated at Itaipu. All these rates and charges are set by ANEEL. The following is a summary of each rate or charge:

TUSD

The TUSD is paid to a distribution company by generation companies, other distribution companies and consumers, for the use of the distribution system to which they are connected. It is adjusted annually according to an inflation index, the variation in transmission costs, and regulatory charges. This adjustment is passed to customers of the Distribution network in the Annual Rate Adjustment or Revisions.

TUST

The TUST is paid by generators, distributors and Free Consumers, for the use of the basic transmission grid to which they are connected. It is adjusted annually according to an inflation index and taking into account any adjustment to the annual revenue of the transmission companies. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Generation and distribution companies, and Free Consumers, also pay a fee for exclusive transmission connections to some transmission companies. The fee is set by the regulator for a 12-month period and it is paid monthly through the issuance of invoices.

Distribution rates

Distribution rates are subject to review by ANEEL, which has the authority to adjust and review rates in response to changes in electricity purchase costs, charges payments or transmissions payments, or other factors related to market conditions. ANEEL divides the costs of all distribution companies into: (1) costs that are beyond the control of the distributor, or ‘Parcel A’ costs; and (2) costs that are under the control of the distributor, or ‘Parcel B’ costs. The rate adjustment is based on a formula that takes into account the division of costs between the two categories.

Parcel A costs include, among others, the following:

•	Regulatory Charges (RGR, CCC, CDE, TFSEE and Proinfa);

•	Costs of electricity purchased for resale (CCEARs, power from Itaipu, and bilateral agreements); and

•	Transmission charges (National Grid, the Transmission Frontier grid, transport of electricity from Itaipu, use of network for connection to other transmission companies, use of networks of other distribution companies, and the ONS).

Parcel B costs are those that are within the utility’s control, and include:

•	return on investment;

•	taxes;

•	regulatory default;

•	depreciation costs; and

•	costs of operation of the distribution system.

In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with the IGP–M inflation index (General Market Price Index – Indice Geral de Preços do Mercado), adjusted by the X Factor. Electricity distribution companies, according to their concession contracts, are also entitled to periodic revisions. These revisions aim: (i) to ensure necessary revenues to cover efficient Portion B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession; and (2) to determine the X factor.

The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments and to share the company’s productivity gains with final consumers.

In addition, holders of electricity distribution concessions are entitled to an extraordinary review of rates, on a case-by-case basis, in the event of unusual circumstances, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

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

Basis of measurement

The consolidated financial statements have been prepared on the historic cost basis, except for the following material items in the statement of financial position:

Non-derivative financial assets measured at fair value through profit or loss

Financial assets held for trading measured at fair value,

Financial assets of the Concession measured by New Replacement Value (VNR), equivalent to fair value,

The consolidated financial statements are presented in reais, which is the functional currency of the Company.

Critical Accounting Estimates

The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. For more detailed information about our Critical Accounting Policies and Estimates, please refer to Note 2 to our audited consolidated financial statements as of December 31, 2014.

Allowance for doubtful accounts

We record an allowance for doubtful accounts in an amount that we estimate to be sufficient to cover presently foreseeable losses, as follows: (i) for consumers with material debts, an individual analysis of the balance is made, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts that are more than 90 days past due for residential consumers, or more than 180 days past due for commercial consumers, or more than 360 days past due for the other consumer categories, are provisioned at 100%. These criteria are the same as those established by ANEEL.

We continuously monitor collections and payments from consumers and review and refine our estimation process. A future change in our estimates could result in an increase in the allowance for doubtful accounts which could have a material adverse impact on our operating results and financial condition.

Deferred income tax and Social Contribution tax

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

Financial Assets of the Concession

Our accounting treatment for financial assets of the concession depends on the valuation criteria for the assets linked to the concession.

For the distribution activity assets – We measure the value of the assets which will not be fully amortized by the end of the concession agreement period and report this amount as a financial asset of the concession because it is an unconditional right to receive cash or other financial asset directly from the concession-granting power (‘the grantor’). The portion of the assets of the concession that will be fully amortized during the concession period is recorded as an intangible asset and is amortized in full during the concession agreement period.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When the assets start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraph: the portion of the assets that is recorded in financial assets is valued based on the new replacement cost, having as a reference the amounts homologated by the grantor as the Remuneration Base of Assets (Base Regulatória de Remuneração, or BRR) in the processes of tariff review.

For the transmission activity assets – Since the transmission contracts determine that the concession holders have an unconditional right to receive cash or another financial asset directly from, or in the name of the grantor, for new transmission concessions, we recorded a financial asset at fair value, corresponding to the transmission revenue to be received during the whole period of the concession.

Depreciation and amortization

Depreciation and amortization is computed using the straight-line method, at annual rates based on the estimated useful lives of the assets, in accordance with ANEEL regulations and industry practice in Brazil.

Our accounting treatment for amortization of intangible assets depends on the nature of the intangible asset. Intangible assets linked to a service concession agreement, net of residual value, are amortized in accordance with IFRIC 12 on a straight-line basis over the concession period stipulated in the concession contract. Other intangible assets are amortized on a straight-line basis over the estimated useful economic lives of the assets in conformity with the amortization rates established by the concession-granting power.

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

Unbilled electric power supplied

Unbilled retail supply of electric power, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued for at the end of the month. While we believe that our accruals are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our receivables from consumers.

Derivative instruments

Accounting for derivative transactions requires us to employ judgment to compute fair market values, which are used as the basis for recognition of the derivative instruments in our consolidated financial statements. Such measurement may depend on the use of estimates such as long term interest rates, foreign currencies and inflation indices, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market. For more detailed information about Derivative Instruments please refer to Note 28 to our audited consolidated financial statements as of December 31, 2014.

The subsidiary Cemig GT has granted to the Equity Fund that is a shareholder in Taesa an option to sell its shares in Taesa, exercisable in October 2014. The option is calculated based on the sum of the value of the amounts injected by the fund into Taesa; plus running expenses of the Fund; less Interest on Equity, and dividends, paid by Taesa. The net amount is to be updated by the IPCA Index (published by the IBGE), plus financial remuneration. The Coliseu Fund did not exercise the option as the exercise price of the option on Taesa’s shares was lower than the market price of those shares. For more details please see explanatory note 14 to the financial statements.

Cemig granted to Fundo de Participações Redentor, which is a stockholder in Parati, a put option to sell the totality of its shares in Parati, exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year. For more details please see explanatory note 14 to the financial statements.

Cemig GT and the private pension plan entities participating in the investment structure of SAAG signed put options which the funds could exercise in the eighty fourth month after June 2014. The exercise price of the put options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis, by the IPCA index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. For more details please see explanatory note 14 to the financial statements.

New Accounting Pronouncements

In 2014, the company has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatory effective for accounting periods beginning on or after January 1, 2014. Below we highlight the main changes that have an effect on the financial statements.

IFRIC 21 – Taxes: This gives orientation on when to recognize a liability for a levy imposed by the government, for charges that are accounted in accordance with IAS 37 – Provisions, contingent liabilities and contingent assets, and for those in which the amounts and the period of the levy or charge are clear.

IAS 36 – Impairment of assets: This adds orientation on reporting of recoverable values of non-financial assets. The changes to IAS 36 withdraw the requirements to disclose the recoverable amount of a cash-generating unit to which the goodwill premium (on expectation of future profitability), or other intangible asset that does not have a defined useful life, has been allocated, when there has been no impairment of an asset or reversal of impairment related to this cash generating unit. Additionally, these adjustments introduce additional disclosures applicable for when the recoverable value of an asset or of a cash generating unit is measured at fair value less costs of disposal. These new disclosure requirements include the fair value hierarchy, the key assumptions, and the valuation techniques used, which is in line with the disclosures required by IFRS 13 – Measurement at fair value.

Alterations to IAS 32 – Net presentation of asset and liability financial instruments: The adjustments to IAS 32 explain the requirements related to offsetting of financial assets with financial liabilities. Specifically, the amendment clarifies the meaning of ‘legally enforceable right to settle for the net amount’ and ‘simultaneously realize the asset and liquidate the liability’.

IAS 36 – Impairment of assets: This adds orientation on disclosure of recoverable amounts of non-financial assets.

Changes to IFRS 10, IFRS 12 and IAS 27: These define an investment entity, and require that a reporting entity which fits the definition should not consolidate its subsidiaries but, instead, value them at fair value through profit or loss in its consolidated and separate financial statements. Changes have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

New Standards not yet adopted

The Company has not adopted the new and revised International Financial Reporting Standards listed below, which have been issued but not yet come into effect. Below are comments on those that it believes to be applicable to its operations:

IFRS 9 – Financial Instruments, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and derecognition. Another revised version of IFRS 9 was issued in July 2014 mainly to include (a) impairment requirements for financial assets; and (b) limited amendments to the classification and measurement requirements bt introducing a ‘fair value through other comprehensive income’ measurement category for certain simple debt instruments.

The most significant effect of IFRS 9 in terms of the classification and measurements of financial liabilities is in accounting of changes in fair value of a financial liability (designated at fair value through profit or loss) that are attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, in relation to the financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that it attributable to changes in the credit risk of that liability is presented in Other comprehensive income, unless the recognition of the effects of changes in the credit risk of the liability in Other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to the credit risk of a financial liability are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an ‘expected credit loss’ model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires that the Company to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized. It is not possible to disclose a reasonable estimate of this effect until the Company carries out a detailed review of these impacts.

Amendments to IFRS 11– Joint arrangements: The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a ‘business’, as defined i IFRS 3—Business combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations under IFRS 3 and other standards (such as IAS 36 – Impairment of assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The alterations to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016.

The Company is analyzing the impacts of these ammendments.

Principal factors affecting our financial condition and results of operations

Analysis of electricity sales and cost of electricity purchased

Electricity rates in Brazil, related to electricity distribution companies’ sales to captive customers, are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See “Item 4: The Brazilian Power Industry—Rates”.

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

	Year ended December 31,
	2014	2013	2012
Electricity sales:
Average rate to final consumers (R$/MWh)
Industrial rate	184.16	171.54	172.26
Residential rate	517.58	476.93	551.23
Commercial rate	435.65	390.06	442.60
Rural rate	267.85	244.72	273.71
Public services rate and others	320.05	284.49	325.66

Total sales to final consumers (GWh)
Industrial consumers	26,026	23,452	25,473
Residential consumers	10,014	9,473	8,871
Commercial consumers	6,395	6,035	5,723
Rural consumers	3,390	3,028	2,857

Public services and other consumers	3,642	3,371	3,258

Average rate (R$/MWh)	302.53	277.50	296.24
Total revenues (R$ million)	14,922	12,597	13,691
Sales to distributors:
Volume (GWh)	14,146	16,127	13,368
Average rate (R$/MWh)	163.30	132.94	126.35
Total revenues (R$ million)	2,310	2,144	1,689

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

Every year, in April, ANEEL issues a Resolution that establishes the average annual rate adjustment for Cemig D (Distribution). This rate (usually a positive figure, indicating increase) was 3.06% in 2013, 16.33 in 2014, 28.76% on the Extraordinary Tariff Revision of 2015, and 11.52% (7.07% real impact) on the tariff adjustment of 2015.

In January 2013 the Brazilian federal government enacted Law 12,783, which removed some charges imposed on providers of electricity, reducing (i) the prices of electricity sold by those generators that had their concession agreements renewed, and also (ii) the prices for transmission of electricity, due to reduction of the Permitted Revenue of those transmission companies that had their concessions renewed. On January 24 of that year, ANEEL set new tariffs for the distributors, to pass through the effects of that law to consumers. This adjustment was made by an Extraordinary Tariff Review, for all the distributors. For Cemig this tariff adjustment represented a reduction of invoiced revenue by 22%.

However, this adjustment did not affect our operational revenue, because it was applied only in the costs of Portion A, which are the non-manageable costs.

On April 7, 2014 ANEEL defined the annual tariff adjustment for Cemig D (Distribution): an increase of 16.33%. This had the following components: (i) an increase of 11.91%, due to the Tariff Adjustment Index; (ii) an increase of 3.08% due to the variation in Portion A costs (CVA – non-manageable costs); and (iii) an increase of 1.33% related to other financial adjustments. Starting in 2013, subsidies given to certain consumers have been treated externally to the tariff figures, and no longer appear as a component of the tariff adjustment index.

The average annual tariff adjustments of Cemig D in 2015, 2014, and 2013, and the revisions of their respective components, are given in this table:

	2015 (IRT)		2015 (RTE)	2014	2013
Average annual/periodic rate adjustment	11.52	%(1)	28.76%	16.33%	2.99%
Components
Tariff adjustment index	4.77%		28.76%	11.91%	0.47%
Inter-year variation in fixed costs (CVA)	8.38%		0.00%	3.08%	1.03%
Subsidies	0.00%		0.00%	0.00%	1.45%
Other financial adjustments	-1.63%		0.00%	1.33%	0.11%

(1)	11.52% reduced 4.45%, related the financial component of the previous year, resulting in an impact of 7.07% in the rate.

On February 27, 2015, ANEEL defined new rates for the distributors. This adjustment was made by an Extraordinary Tariff, all distributors. This adjustment was applied a specific and simplified calculation procedure to treat material change costs of CDE (Energy Development Account) and power purchase. For Cemig this tariff adjustment represented an increase of 28.76% in their tariffs, effective from 02 March to 7 April of that year.

Transmission rates

The revenue adjustment of the electricity transmission grids owned by Cemig, as specified by the concession contract, is made annually in June. The concession contract previously established a four-year period between periodic revisions. The Law 12783 of 2013 (Extension of Concessions) defined the frequency at every five years, from 2013 onward.

In 2010, ANEEL approved the results for the second periodic revision, again with a reassessment of the entire asset base of Cemig Generation and Transmission. The results were released through Resolution 988 of June 18, 2010, setting a decrease in annual revenue of 15.88%. This was backdated to 2009, since the regulator had been working on the definition of the rules to be applied for this revision.

The concession contract provides that revenues must be restated for inflation annually. Until January 2013, the index used to restate for annual inflation was the General Market Price inflation Index, or IGP–M. The IGP-M posted inflation of 4.26% from June 2011 to May 2012, increasing the revenue for the 2012–2013 cycle. In June 2011, ANEEL approved an increase in the transmission revenue of 5.0%. After the implementation of Law 12783/2013 (Extension of Concessions), from 2013 onward concession contracts are amended to set IPCA inflation as the index used for the annual adjustment of transmission companies’ Permitted Annual Revenue (Receita Annual Permitida, or RAP).

At the end of 2012, the federal government renewed Cemig’s transmission concession and reduced its revenue, from January 2013, to R$148 million per year. It also removed from the amount of revenue two taxes previously included: the ‘Government Employees’ Pension Fund Contribution’ (Programa de Formação do Patrimônio do Servidor Público, or Pasep) and the ‘Contribution to Finance Social Security’ (Contribuição para o Financiamento da Seguridade Social, or “Cofins”).

In July 2013, with the annual tariff adjustment, the RAP of Cemig GT was increased to R$ 199 million, resulting from the addition of revenue from new works, a portion for adjustments related to the previous year, and the inflation adjustment by the IPCA index. The total variation in the RAP from January to July was 11.66%.

In July 2014, the annual tariff adjustment increased the RAP of Cemig GT to R$224 million – a further increase of 12.30%.

Rationing of electricity – and government measures to compensate electricity concession holders

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for electricity, and Brazil’s significant dependence on hydroelectric generation sources resulted in an abnormal fall in levels at several of the In late 2000 and early 2001, low levels of rainfall, significant growth in demand for electricity, and Brazil’s significant dependence on hydroelectric generation sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectric generation plants. In May 2001 the federal government announced a group of measures mandating reduction in consumption of electricity (‘the Brazilian electricity rationing plan’) in response to those conditions. Under this agreement electricity distribution and generation companies (such as our Company) were recompensed for the losses of revenue resulting from the rationing imposed by the federal government – arising either from lower sales volume, or lower electricity selling prices, or from having purchases of electricity on the CCEE. This compensation was given in the form of the right to charge extraordinary increases in electricity tariffs to consumers over a future period, which averaged 74 months, and ended in March 2008.

However, the New Industry Model (one of the principal purposes of which is to guarantee supply of electricity) created auctions for the Regulated Market (Ambiente de Contratação Regulado – ACR), in which it is possible to buy electricity from new plants to be built to guarantee supply. Since the New Industry Model was introduced, contracts for supply of approximately 47,000MW from new generation capacity to be provided by new-build plants have been placed in these auctions, supply to start over the period from 2008 through 2017.

Of this amount, a total of 5.97MW was contracted in ‘Reserve Auctions’ – that is to say, this power capacity is not committed to any contract, or to any minimum supply level.

In the rainy season of late 2012 (November to March) and early 2013, there was much less rainfall than expected in Brazil’s Southeastern region, and in this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s electricity consumption needs. In this period the principal strategy of the National System Operator (Operador Nacional do Sistema Elétrico – ONS) was to preserve storage capacity in the reservoirs of hydroelectric plants, to ensure supply of the system’s energy needs over the whole of the year 2013.

This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which averaged R$ 121.29/MWh in July 2013.

In the rainy season of 2013–14, rainfall in the Southeast was again been significantly lower than the expected averages. This placed the system in a state of alert at the beginning of 2014, focusing on means of maintaining the capacity to supply the system’s consumption needs. Storage levels were again lower than expected for the period, and final figures for rainfall and flows in the period were awaited, to give a complete picture of the need for adjustments of load to preserve the capacity to serve the market. At this moment the state is one of alertness to the need to preserve this capacity.

Brazil’s capacity for hydroelectric generation has been strongly affected by the current hydrological situation, especially the generating plants in the Southeast, Center-West and Northeast.

This limitation on hydro generation has led to dispatching of the country’s thermoelectric power plants – since the hydroelectric plants are generating at levels lower than their contractual commitments. This causes the generators to acquire supply for the shortfall in the CCEE (the Electricity Trading Chamber) at spot prices, which in this context are very high.

Exchange rates

Substantially all of our revenues and operating expenses are denominated in reais. However, we have some foreign currency-denominated debt. As a result, in reporting periods when the real declines against the dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil.

Year ended December 31, 2014 compared to year ended December 31, 2013.

Net operating revenues

Net operating revenues increased 33.6% from R$14,627 million in 2013 to R$19,570 million in 2014.

	2014	% of net operating revenues	2013	% of net operating revenues	2014 versus 2013%
	(in millions of R$)		(in millions of R$)
Electricity sales to final consumers	14,922	76.4	12,597	86.1	18.5
Revenue from wholesale supply to other concession holders	2,310	11.8	2,144	14.7	7.7
CVA and Other financial components of tariffs increases	1,107	5.7	—	—	—
Revenue from use of the electricity distribution systems (TUSD)	855	4.4	1,008	6.9	(15.2)
Transmission concession revenue	557	2.9	404	2.8	37.9
Transmission indemnity revenue	420	2.1	21	0.1	1,900.9
Construction revenues	941	4.8	975	6.7	(3.4)
Transactions in electricity on the CCEE	2,348	12.0	1,193	8.2	96.8
Other operating revenues	1,706	8.7	1,047	7.2	62.8
Deductions from revenue	(5,626)	(28.8)	(4,762)	(32.6)	18.1
Total net operating revenues	19,540	100.0	14,627	100.0	33.6

Electricity sales to final consumers

Revenue from electricity sales to final consumers (excluding Cemig’s own consumption) increased R$2,325 million or 18.5% from R$12,597 million in 2013 to R$14,922 million in 2014.

The variation mainly reflects the following factors:

•	Annual tariff adjustment, with average effects on consumer tariffs of 2.99%, effective from April 8, 2013 (full effect in 2014).

•	Tariff increase for Cemig D, with average effect on tariffs for captive consumers of 14.76%, in effect from April 8, 2014.

•	The quantity of electricity supplied to final consumers was 8.66% higher in 2014.

Market Evolution

The total of Cemig’s consolidated electricity market comprises sales to (i) captive consumers in Cemig’s concession area in the State of Minas Gerais; (ii) Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; (iv) distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or (CCEE) eliminating transactions between companies of the Cemig Group).

The total volume of electricity sold by Cemig in 2014 was 3.2% more than in 2013.

	GWh
	2014	2013	Var %
Residential	10,014	9,473	5.7
Industrial	26,026	23,452	11.0
Commercial, Services and Others	6,395	6,036	5.9
Rural	3,390	3,028	12.0
Public Power	891	861	3.5
Public Illumination	1,298	1,267	2.4
Public Service	1,273	1,242	2.5
Subtotal	49,287	45,359	8.7
Own Consumption	37	35	5.7
	49,324	45,394	8.7
Supply to Other Concessionaires (*)	14,146	16,127	(12.3)
Total	63,470	61,521	3.2

(*)	Includes Energy Trading on Regulated Market Agreements (Contrato de Comercialização de Energia no Ambiente Regulado or CCEAR) and bilateral agreements with other agents;

Comments on the various consumer categories:

•	Residential: Consumption by the residential category grew by 5.70% in 2014, from 2013. The increase is associated mainly with connection of new consumers, higher temperatures in the year, and more use of air conditioners or ventilators in homes. The average monthly consumption per consumer rose by 2.2% from 2013, to 131.2 kWh/month, the highest level since 2001.

•	Industrial: Consumption by free and captive industrial clients was 10.98% higher than in 2013, mainly reflecting volume of electricity invoiced to Free Clients 13.7% higher in the year, as new clients were added, and as available supply was redirected following the termination, in December 2013, of supply contracts in the Regulated Market, to the Free Market.

•	Commercial: Consumption by Free and Captive commercial clients in Cemig’s concession area in Minas Gerais, and outside the State, was 5.9% higher in 2014, basically reflecting connection of new consumer units, and also increase of consumption, principally through air conditioners as a result of the high temperature in 2014.

•	Rural: Consumption by rural consumers grew by 11.94% in the year, reflecting increase demand for electricity for irrigation, due to the a-typical climate conditions over the year of 2014, with less rain and higher temperatures.

•	Other consumer categories: Consumption by the other consumer categories (public authorities, public lighting, public services and Cemig’s own consumption) was 2.8% higher in 2014.

Revenue from wholesale supply to other concession holders

Revenue from wholesale supply to other concession holders increased by R$166 million or 7.7% from R$2,144 million in 2013 to R$2,310 million in 2014.

Although the volume of electricity sold to other concession holders was 12.3% lower in the year, at 14,146,109 MWh, vs. 16,127,376 MWh in 2013, the increase in revenue resulted from the average sale price being 20.7% higher, at R$159.16 per MWh in 2014, compared to R$132.94/MWh in 2013.

The increase in average price was mainly due to the reduction of supply of electricity in 2014, which in turn was the result of the lower level of reservoirs.

Revenue from use of the electricity distribution grid (TUSD)

This is revenue from charging of the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), to Free Consumers, for transport of electricity sold. Revenue from the use of the electricity distribution system (TUSD) decreased 15.18%, from R$1,008 million in 2013 to R$855 million in 2014. The difference is mainly cause by the impacts of in Cemig Distribution, such as (a) lower industrial activity in the sector – reflected in 10.3% lower volume of energy transported; and (b) the tariff impact for Free Consumers as from April 8, 2013, with reduction of the TUSD by 33.2%, which began to be offset by the increase of 8.8% as from April 8, 2014.

The CVA Account and Other financial components, in tariff increases

Due to the alteration in the concession contracts of the electricity distributors, the Company began to recognize the balances of non-manageable costs to be passed through to the next tariff adjustment of Cemig D, representing a revenue of R$1,107 million in 2014. This is explained in detail in Explanatory Note 13 to the financial statements.

Revenue from transactions in electricity on the CCEE

Revenue from transactions on the wholesale electricity market (Câmara de Comercialização de Energia – Electricity Trading Chamber, or CCEE) totaled R$2,348 million in 2014, compared to R$1,193 million in 2013 – an increase of 96.8% from the previous year. This basically reflects the increase of 161.88% in the average price in the wholesale market, resulting from the low level of reservoirs of the hydroelectric plants in 2014 (R$688.89/MWh in 2014, compared to R$263.06/MWh in 2013).

Sales on the Spot Market

Cemig GT had positive exposure of 3,170 GWh to the spot market in 2014, Of this total, 0% was sale of secondary electricity supply, made available by the system through the Electricity Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE), and 90.0% was from settlement of the energy from the Jaguara hydro plant, which is under the effect of a court injunction. The positive exposure in 2013 generated revenue of R$ 2,348 million. From this result, it can be seen that a majority of resources available for sale came from firm bilateral contracts, both from Cemig’s own plants and also from purchase of energy from third parties. The commercial opportunities that occurred provided the possibility of liquidation of part of our support supply, as well as secondary energy, at high spot rates, thus adding value and profit to the company.

Cemig GT
GWh	2012	2013	2014
Electricity sold on the CCEE	938	4,411	3,170
MRE adjustment (Secondary supply)	2,949	707	0
MRE adjustment (GSF <1)	(1,048)	(2,701)	(3,282)
Jaguara Plant (Injunction)	0	1,048	2,844

Total	2,840	3,465	2,669

Cemig D had negative exposure of 3,333GWh in the short-term market in 2014. This was due to the A–1 auction at the end of 2013 not taking place, and the lack of success of the auctions over the course of 2013. Cemig D also had involuntary exposure, due to delays in commercial start-up of plants that had sold electricity to distributors at the auctions held by the Mining and Energy Ministry (MME), and also because of the loss of the contracts of plants that were not built, in spite of having sold supply at MME auctions. Possible financial losses or gains from Cemig D’s spot market exposure are accounted by ANEEL for passing on to the final tariffs paid by the company’s consumers.

Cemig D
GWh	2012	2013	2014
Electricity sold on the CCEE	(52)	(1,376)	(3,.333)

Construction revenues

Construction revenues were R$34 million lower, compared to R$975 million in 2013 and R$941 million in 2014, due to a smaller investment in concession assets. These revenues represent the investments in concession assets. See Note 25 to our consolidated financial statements.

Other operating revenues

Other operating revenue increased by R$659 million, or 62.9%, from R$1,047 million in 2013 to R$1,706 million in 2014. Our other operating revenues are:

	2014	2013
	(in millions of reais)
Supply of Gas	422	—
Charged service	11	10
Telecommunications services	135	127
Services rendered	118	122
Grants (*)	790	673
Rentals and leasing	81	57
Other	149	58

Total	1,706	1,047

(*)	Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras.

The higher figure in 2014 was mainly due to inclusion of the revenue from supply of gas, R$422 million, because of the acquisition and consolidation of Gasmig, as from October 2014.

Taxes and charges applicable to revenues

Taxes and charges on revenues were R$5,626 million in 2014 compared to R$4,763 million in 2013, representing a growth rate of 18.1%. This mainly reflects the increases in Revenue, to which they are applied.

Operating costs and expenses

Operating costs and expenses, excluding Financial Revenue (expenses) in 2014 were R$14,451 million, 28.6% more than in 2013 (R$11,232 million). For more information please refer to Note 25 to our consolidated financial statements.

	2014	% of net operating revenues	2013	% of net operating revenues	2013 versus 2012%
	(in millions of R$)		(in millions of R$)
Electricity purchased for resale	(7,428)	(38.0)	(5,207)	(35.6)	42.7
Gás purchased for resale	(254)	(1.3)	—	—	—
Charges for the use of transmission facilities of the basic grid	(744)	(3.8)	(575)	(3.9)	29.4
Depreciation and amortization	(801)	(4.1)	(824)	(5.6)	(2.8)
Personnel	(1,252)	(6.4)	(1,284)	(8.8)	(2.5)
Employees’ and managers’ profit shares	(249)	(1.3)	(221)	(1.5)	12.7
Outsourced services	(953)	(4.9)	(917)	(6.3)	3.9
Post-employment obligations	(212)	(1.1)	(176)	(1.2)	20.5
Materials	(381)	(1.9)	(123)	(0.8)	209.8
Royalties for use of water resources	(127)	(0.6)	(131)	(0.9)	3.1
Operating provisions (reversals)	(581)	(3.0)	(305)	(2.1)	90.5
Construction costs	(942)	(4.8)	(975)	(6.7)	3.4
Other operating expenses, net	(527)	(2.7)	(493)	(3.4)	6.5

Total operating costs and expenses	(14,451)	(74.0)	(11,231)	(76.8)	28.7

The following are the main variations in expenses:

The expense on electricity purchased for resale was R$7,428 million in 2014, compared to R$5,207 million in 2013, representing a growth of 42.7%. The main factors in this difference are:

Expense on purchase of electricity in the free market in 2014 was R$477 million higher, due to higher trading activity, and also the higher price of electricity in 2014 due to low reservoir levels at the hydroelectric plants.

Involuntary exposure of Cemig D (Distribution) to the spot market in 2014, together with the higher price of electricity, due to the low levels of the hydroelectric plants’ reservoirs. This resulted in the company having an expense in this market of R$1,263 million in 2014, compared to R$304 million in 2013.

The expense on electricity from Itaipu Binacional was 18.3% lower in 2014, at R$830 million in 2014, than in 2013 (R$1,016 million), reflecting a volume of electricity purchased 28.7% lower, at 6,254,980 MWh in 2014, compared to 8,777,227 MWh in 2013. This electricity is priced in dollars, and the effect of this reduction in quantity was partially offset by the appreciation of the dollar against the Real in 2014. The average exchange rate for the dollar in invoices in 2014 was R$2.35, compared to R$2.16 in 2013 – an increase of 8.8%.

Charges for use of the transmission network, which are set by ANEEL, were 29.4% higher in 2014, at R$744 million, compared with R$575 million in 2013. These rates, which are set by an ANEEL resolution, are paid by the distribution and generation agents, for use of the facilities that comprise the National Grid. This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Provisions for operating losses were 90.5 higher in 2014, at R$581 million, compared to R$305 million in 2013. The main factors in the reduction were:

A provision of R$195 million made in 2014, comprising: R$166 million on the valuation of the put option for shares in Parati, and R$29 million from the same effect in the put options for shares in SAAG (investment in Madeira Energia), signed between Cemig GT and private pension plan entities. For more details please see Explanatory Note 14 to our consolidated financial statements.

Provisions for employment-law legal actions R$71 million higher in 2014 (at R$242 million, compared to R$171 million in 2013). This mainly reflects a provision of R$127 million in 2014 resulting from the salary increase of 3% in real terms for the employees, resulting from the judicial arbitration, sought by representatives of the employees, on an annual collective employment agreement. More details are in Explanatory note 22 to our consolidated financial statements.

Personnel expenses were 2.5% lower in 2014 at R$1,252 million, compared with R$1,284 million in 2013. This mainly reflects an extraordinary expense of R$78 million in 2013 on the PID Voluntary Retirement Program.

Expenses on raw materials and inputs for production of electricity in 2014 totaled R$282 million, compared with R$56 million in 2013 – an increase of 403.6%. This mainly reflects the need for acquisition of a higher quantity of fuel oil in 2014, for the Igarapé thermoelectric plant, which was dispatched more in this year due to the low level of water in the hydroelectric reservoirs.

Infrastructure Construction Costs in 2014 were R$942 million, 3.38% less than in 2013 (R$975 million).This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Net Financial Expenses

Net financial expenses were R$1,101 million in 2014 compared to net financial revenues of R$309 million in 2013. The main factors that impacted our net financial results in 2014 were:

In 2013 Cemig recorded a gain of R$313 million, recognized in Financial Revenue (expenses), comprising R$81 million as reversal of Pasep and Cofins taxes, and R$232 million as revenue from monetary updating.This resulted from final judgment (i.e. subject to no further appeal) on Cemig’s court challenge claiming illegality of expansion of the calculation basis for the Pasep and Cofins taxes to include Financial revenue and other Non-operational revenue, for the period 1999 to January 2004.

Charges for loans and finances were 33.38% higher, at R$931 million, in 2014, compared to R$698 million in 2013, due to the higher volume of funds indexed to the CDI rate in 2014, and also the CDI itself being higher (10.81% in 2014, and. 8.05% in 2013).

A financial expense of R$239 million was recognized in 2014 for complimentary monetary updating representing the difference between the Cemig rate and the IGP-M rate applied to the amount of the Advance against Future Capital Increase made by the Minas Gerais State government in previous years. For more details please see Explanatory Note 22 to our consolidated financial statements.

Please see the Net Financial Expenses and Incomes composition at Note 26 to our consolidated financial statements.

Income tax and the Social Contribution tax

In 2014, Cemig’s expense on income tax and the Social Contribution tax was an expense of R$1,343 million, on pretax profit of R$4,479 million, representing a effective rate of 30.0%. In 2013 this expense was R$950 million, on pretax profit of R$4,054 million, a rate of 23.4%. There is a reconciliation of these effective rates with the nominal tax rates in Explanatory Note 10 to the financial statements.

Year ended December 31, 2013 compared to year ended December 31, 2012

Net operating revenues

Net operating revenues increased 3.5% from R$14,137 million in 2012 to R$14,627 million in 2013.

	2013	% of net operating revenues	2012	% of net operating revenues	2013 versus 2012%
	(in millions of R$)		(in millions of R$)
Electricity sales to final consumers	12,597	86.1	13,691	96.8	(8.0)
Revenue from wholesale supply to other concession holders	2,144	14.7	1,689	11.9	26.9
Revenue from use of the electricity distribution systems (TUSD)	1,008	6.9	1,809	12.8	(44.3)
Transmission concession revenue	404	2.8	662	4.7	(39.0)
Transmission indemnity revenue	21	0.1	192	1.4	(89.1)
Construction revenues	975	6.7	1,336	9.4	(27.0)
Transactions in electricity on the CCEE	1,193	8.2	387	2.7	208.3
Other operating revenues	1,047	7.2	506	3.6	106.5
Deductions from revenue	(4,762)	(32.6)	(6,135)	(43.4)	(22.4)
Total net operating revenues	14,627	100.0	14,137	100.0	3.5

Electricity sales to final consumers

Revenue from electricity sales to final consumers (excluding Cemig’s own consumption) decreased R$1,094 million or 8% from R$13,691 million in 2012 to R$12,597 million in 2013.

The variation mainly reflects the following factors:

•	The average tariff charged to captive consumers of Cemig D – the Distribution company – was reduced by 18.14% by the

•	Extraordinary Tariff Review created by Provisional Measure 579/2012. These tariffs were in effect from January 24, 2013

•	to April 7, 2013, the date on which the Periodic Tariff Review of Cemig D was completed.

•	The total volume of electricity supplied to final consumers was 1.78% lower in 2013 than in 2012.

•	Cemig D’s Annual Tariff Adjustment of 2012 increased the average rate paid by captive consumers by 3.85% from April 8, 2012 (full effect in 2013).

•	The Tariff Review effective April 8, 2013 increased Cemig D’s tariff charged to captive consumers by a further 2.99%, from April 8, 2013.

•	Readjustment on the energy sales contracts to free consumers in 2013, most contracts being indexed to the variation of the IGP-M.

Revenue from wholesale supply to other concession holders

Revenue from wholesale supply to other concession holders increased by R$455 million or 26.9% from R$1.689 billion in 2012 to R$2.144 billion in 2013. This variation comes from the increase of 5.2% on the average price for these sales, which increased from R$126.35/MWh in 2012 to R$132.948/MWh in 2013; and from the increase of 20.6%, in the volume of electricity sold to other concession holders, from 13,368,096 MWh in 2012 to 16,127,376 MWh in 2013.

Revenue from use of the electricity distribution grid (TUSD)

Revenue from the use of the electricity distribution system (TUSD) decreased R$801 million, or 44,3%, from R$1,809 million in 2012 to R$1,008million in 2013. This revenue comes from charges for energy sold to Free Consumers located in CEMIG’s concession area, and the variation in 2013 is due to the reduction on the rate arising from the tariff revision of Cemig D, with average effect perceived by free consumers of 33.22%, as of April 8, 2013, and reduced consumption of large industrial customers in 2013.

Revenue from use of the concession transmission system

Revenues from use of basic transmission system decreased by R$258 million, or 39.1%, from R$662 million in 2012 to R$404 million in 2013. Such revenues come from the transmission capacity of Cemig GT available for the national system, and this variation is mainly due to the renewal of concessions old broadcast of the Company, from 2013 that came to be paid only for the operation and maintenance of infrastructure, according to the terms of Provisional Measure No. 579 (converted into Federal Law No. 12.783/13).

Transmission indemnity revenue

In 2012 the Company posted an estimated gain of R$192 million, reflecting indemnity for the transmission assets that were within the criteria of Provisional Measure 579. In 2013 the amount was R$21 million, due to revision of the estimate of the amounts posted the previous year. There are more details in Explanatory Note 4 to the consolidated financial statements.

Revenue from transactions in electricity on the CCEE

Chamber – or CCEE) totaled R$1,193 million in 2013, compared to R$387 million in 2012 – an increase of 208.27% from the previous year. This mainly reflects a higher availability of electricity for settlement on the CCEE in the period, which in turn particularly reflects migrated energy of Free Consumers, and excess amounts of electricity under availability contracts – associated with the average spot price (Preço de Liquidação de Diferenças, or PLD) being 57.81% higher in 2013, at R$263.06/MWh, compared to R$166.69/MWh in 2012.

Sales on the Spot Market

Cemig GT had positive exposure of 3,464.5 GWh to the spot market in 2013, Of this total, 20.4% was sale of secondary electricity supply, made available by the system through the Electricity Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE), and 30.0% was from settlement of the energy from the Jaguara hydro plant, which is under the effect of a court injunction. The positive exposure in 2013 generated revenue of R$1,001.4 million. From this result, it can be seen that a majority of resources available for sale came from firm bilateral contracts, both from Cemig’s own plants and also from purchase of energy from third parties. The commercial opportunities that occurred provided the possibility of liquidation of part of our support supply, as well as secondary energy, at high spot rates, thus adding value and profit to the company.

Cemig GT

GWh	2011	2012	2013
Electricity sold on the CCEE	343	938	4,411
MRE adjustment (Secondary supply)	4,150	2,949	707
MRE adjustment (GSF <1)	(647)	(1,048)	(2,701)
Jaguara Plant (Injunction)	—	—	1,048

Total	3,846	2,840	3,465

In 2011, almost all of the electricity sold on the CCEE was secondary supply – it is mandatory that this should be placed and sold on the spot market. The trend was similar in 2012. Due to the high spot market prices at the beginning of 2013, the de-contracted supply that the company had in hand was seasonalized so as to be settled in January 2013 – the average spot price for that month was R$413.95/MWh.

Cemig D had negative exposure of 103.1GWh in the short-term market in 2013. This was due to the A–1 auction at the end of 2012 not taking place, and the lack of success of the auctions over the course of 2013. Cemig D also had involuntary exposure, due to delays in commercial start-up of plants that had sold electricity to distributors at the auctions held by the Mining and Energy Ministry (MME), and also because of the loss of the contracts of plants that were not built, in spite of having sold supply at MME auctions. Possible financial losses or gains from Cemig D’s spot market exposure are accounted by ANEEL for passing on to the final tariffs paid by the company’s consumers.

Cemig D

GWh	2011	2012	2013
Electricity sold on the CCEE	465	(52)	(1,376)

Construction revenues

Construction revenues reduced R$360 million, from R$1,336 million in 2012 to R$975 million in 2013, due to a smaller investment in concessions actives. Those revenues represent the investments in concessions assets. See Note 26 to our consolidated financial statements.

Other operating revenues

Other operating revenue increased by R$541 million, or 106.92%, from R$506 million in 2012 to R$1,047 million in 2013. Our other operating revenues are:

	2013	2012
	(in millions of reais)
Charged services	10	17
Telecommunications services	127	145
Services rendered	122	96
Grants (*)	673	176
Rentals and leasing	57	71
Other	58	1

Total	1,047	506

This variation was mainly cause by the transfer of resources from the Energy Development Account (EDA) to compensate the subsidies on the Tarif of Use of the System Distribution (TUSD) which were not incorporated in the tariff, amounting to R$488 million in 2013. The increase in other operating revenues was also due to the Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras in amount of R$673 in 2013 compared to R$176 in 2012.

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

Operating costs and expenses

Operating costs and expenses decreased by R$296 million, or 2.6%, from R$11,527 million in 2012 to R$11,231 million in 2013. For more information refer to Note 25 to our consolidated financial statements.

	2013	% of net operating revenues	2012	% of net operating revenues	2013 versus 2012%
	(in millions of R$)		(in millions of R$)
Electricity purchased for resale	(5,207)	(35.6)	(4,683)	(33.1)	11.2
Charges for the use of the national grid	(575)	(3.9)	(883)	(6.2)	(34.9)
Depreciation and amortization	(824)	(5.6)	(763)	(5.4)	8.0
Personnel	(1,284)	(8.8)	(1,173)	(8.3)	9,5
Employees’ and managers’ profit shares	(221)	(1.5)	(239)	(1.7)	(7.5)
Outsourced services	(917)	(6.3)	(906)	(6.4)	(1.2)
Post-retirement liabilities	(176)	(1.2)	(134)	(0.9)	31.3
Materials	(123)	(0.8)	(73)	(0.5)	68.5
Royalties for usage of water resources	(131)	(0.9)	(185)	(1.3)	(29.2)
Operating provisions (reversals)	(305)	(2.1)	(671)	(4.7)	(54.5)
Construction costs	(975)	(6.7)	(1,336)	(9.5)	(27.0)
Other operating expenses, net	(493)	(3.4)	(481)	(3.4)	2.5

Total operating costs and expenses	(11,231)	(76.8)	(11,527)	(81.5)	2.6

The following are the main variations in expenses:

Electricity purchased for resale: This consists mainly of purchases from Itaipu, through Eletrobrás, and tender auctions sponsored by the federal government. Under the present rules, we are required to buy part of the capacity of Itaipu, with payment denominated in US dollars. We also buy electricity on the CCEE, through ‘bilateral contracts’. The expense on electricity bought for resale was 33.1%, or R$524 million, higher in 2013, at R$5,207 million, compared to R$4,683 million in 2012. The main factors in this difference are:

•	Purchases of electricity in the Free Market were R$578 million higher in 2013, due to a higher volume of trading activity by Cemig GT, partly reflecting higher prices of electricity in the Brazilian market.

•	The expense on electricity from Itaipu Binacional was 14.80% higher, reflecting its indexation to the dollar: this expense was R$1.016 billion in 2013, compared to R$885 million in 2012. Among other factors, this reflects the depreciation of the Real against the dollar in 2013, compared to its appreciation against the dollar in 2012. The average dollar exchange rate for invoices in 2013 was R$2.0313/US$, compared to R$1.5897/US$ in 2012 – a difference of 27.78%.

•	The effect of this increase was partially offset by lower net expenses on spot market purchases arising from exposure in the CCEE, following the government’s reimbursement of a portion of this extra cost, totaling R$1,008 million, as follows:

•	R$489 million for reduction of the impact of the tariff adjustment, limited to 3.0% by the federal government – Cemig D received non-deferred payment of part of the expenses on purchase of electricity that exceeded revenue in the period April 2012 to April 2013; and

•	R$519 million to relieve the effect of the Company’s financial exposure to the spot market, to cover the resulting deficit in tariff revenue caused by: hydrological risk arising from reservoir levels; involuntary exposure arising from not adhering to the extension of certain concessions; and the System Service Charge for Supply Security (Encargo de Serviço de Sistema, or ESS).

Charges for use of the transmission network: These are primarily the costs of transport of electricity in the Brazilian national grid – which under the Brazilian regulatory legislation are prorated between the distribution companies. Charges for use of the transmission network, which are set by ANEEL, were 34.9%, or R$308 million, lower in 2013, at R$575 million, compared with R$883 million in 2012.

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

Personnel expenses were 9.5%, or R$107 million, higher in 2013 at R$1,284 million, compared to R$1,173 million in 2012. This increase is due to: the average increase in salaries of 6.0% given to employees in 2012 under the 2012–3 Collective Agreement (thus having full effect in 2013), and the average increase of 6.85% from November 2013 under the 2013–14 Collective Work Agreement; acceptances by employees of the Company’s PDV and PID Voluntary Retirement Programs, with a provision of R$78 million in the 2013 statements of income (compared to R$34 million in 2012); and also a result of the cost of personnel transferred to works in progress being R$50 million lower, due to a smaller investment program in 2013.

Provisions for operating losses were 54.5%, or R$366 million, lower in 2013, at R$305 million, compared to R$671 million in 2012. The main factors in the reduction were:

•	A provision of R$403 million in 2012, for the Settlement Agreement between Cemig and the federal government on the now-extinct CRC Account – this was an agreed prior condition for the early settlement by Minas Gerais State of its outstanding debt to Cemig under the CRC Account.

•	Allowance for doubtful accounts in the amount of R$121 million in 2013, compared to R$227 million in 2012, reflecting the provision of R$159 million in 2012 for the loss related to the imposition of ICMS (value-added tax) on the charges for use of the distribution system (TUSD).

•	The provision for employment-law related legal actions was R$168 million higher in 2013, due to a review of the estimates for contingent losses in legal actions.

As a result of the above factors, Cemig reported operational profit before financial expenses of R$4,362 million in 2013, compared to operational profit before financial expenses of R$3,475 million in 2012.

Net Financial Revenues (expenses)

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

Net financial expenses were R$309 million in 2013 compared to net financial revenues of R$1,629 million in 2012, the main factors that impacted our net financial results in 2013 were:

•	Cemig court discussed the illegality of § 1 of article 3 of Law no. 9,718, of November 27, 1998, on extending the basis for calculating the contribution to PASEP and COFINS on Interest Income and Other Non-Operating Revenue, concerning the period 1999 to January 2004, and succeeded by a final decision. As a result, the transfer of credit to their subsidiaries was authorized, and to Cemig D, was in a percentage of 51.93% and 48.07% of Cemig GT claimed overall, allowing offset against other taxes of the Union the total gain for the Company was U.S. $313 million being recognized in the financial result of R$81 million and reversal of PASEP and COFINS and R$232 million as revenue from inflation adjustments;

•	revenue restatement of contract CRC in 2012, R$2,383 million as a result of its early settlement. More details in Note 12;

•	reduction in spending on costs of loans and financing: U.S. $698 million in 2013 compared to R$811 million in 2012 this reduction is due primarily to lower debt level linked to the CDI in 2013 compared to 2012 should be emphasized that in the case. indexed to the CDI debt, any variation of the index is allocated as charges, with the inflation index-linked debt is only allocated as interest burden, and the variation of the inflation index allocated as expense inflation adjustment;

Income tax and the Social Contribution tax

In 2013, Cemig’s expense on income tax and the Social Contribution tax was an expense of R$950 million, on pretax profit of R$4,054 million, representing a rate of 23.4%. In 2012 this expense was R$83 million, on pretax profit of R$5,104 million, a rate of 16.3%. The lower expense on income tax and the Social Contribution tax in 2012 was the result of the payment in 2012 of remuneration to stockholders totaling R$1.7 billion in the form of Interest on Equity, compared to a total of R$533 million in 2013. Interest on Equity is an instrument for payment to stockholders that is an expense deductible from Net profit for the calculation of income tax. The income tax on its amount is paid by the stockholder that receives it, at the rate of 15%. The effective rates are reconciled with the nominal rates in Explanatory Note 10 to the consolidated financial statements.

Net Income

As a result of the foregoing, we had net income of R$3,104 million in 2013 compared to net income of R$4,272 million in 2012.

Liquidity and capital resources

Our business is capital-intensive. Historically, we have required capital to finance the construction of new generation facilities and the expansion and modernization of existing generation, transmission and distribution facilities.

Our liquidity requirements are also affected by our dividend policy, We have funded our liquidity and capital requirements primarily with cash provided by operations and, to a lesser extent, with proceeds of financings. We believe that our current cash reserves, cash provided by operations and anticipated proceeds from financings will be sufficient during the next 12 months to meet our liquidity requirements.

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014 were R$887 million compared to R$2,202 million as of December 31, 2013 and R$1,919 million as of December 31, 2012. None of our cash or cash equivalents was held in currencies other than reais as of December 31, 2014. The reasons for this decrease are presented below.

Cash flow from operational activities

Net cash provided by operating activities in, 2014, 2013 and 2012 totaled R$3,734 million, R$3,515 million and R$2,829 million respectively. The higher net cash from operational activities in 2014 than 2013 mainly reflects the higher net profit in 2014, after adjustment for items not affecting cash flow. The higher cash from operations in 2013 than in 2012 is in line with the higher net profit in 2013, after adjustments for items not affecting cash.

Cash flow used in investment activities

The Company used net cash of R$4,299 million in investment activities in 2014, compared to net cash inflow of R$2,503 million from investment activities in 2013. This mainly represents the acquisitions of equity interests in 2014, in which the highlights were Renova, Madeira Energia and Gasmig. For more details please see Note 14 to our consolidated financial statements.

The Company generated net cash of R$2,503 million from investment activities in 2013. This compares with net cash of R$906 million used in investment activities in 2012. The difference mainly reflects entry of funds from the disposal of the holdings in the TBE group to Taesa in 2013.

Cash flow used in financing activities

Net cash flow consumed by financing activities in 2014 totaled R$750 million, comprising amortizations of financings totaling R$1,394 million, and payments of R$3,917 million in dividends and Interest on Equity, less receipt of funds totaling R$4,562 million from financings.

Net cash flow consumed by financing activities in 2013 totaled R$5,735 million, comprising amortizations of financings totaling R$3,601 million, and payments of R$4,600 million in dividends and Interest on Equity, partially offset by receipt of funds from financings totaling R$2,467 million.

Net cash flow generated by financing activities in 2012 totaled R$2,107 million, comprising amortizations of financings totaling R$5,275 million, and payments of R$1,748 million in dividends and Interest on Equity, partially offset by receipt of funds from financings totaling R$4,916 million.

Indebtedness

On April 1st, 2015, Cemig Distribution made its 8th Commercial Notes Public Issue, allocated in the Brazilian market with restricted efforts according to CVM Instruction 476, of January 16, 2009, with 340 notes being issued, in single series, with unit value of R$5 million each, totalling the amount of R$1.70 billion . The proceeds were used for energy purchases and payment of existing debts. The notes term is 360 days and are due on March 26, 2016, bearing interest rate at 111.70% of the CDI rate per annum, due at maturity. The eighth issuance of commercial papers is guaranteed by CEMIG.

Our indebtedness from loans, financings and debentures as of December 31, 2014 was R$13.51 billion, composed of R$5.29 billion of current debt and R$8,218 million of non-current debt. Our indebtedness from loans, financings and debentures as of December 31, 2013 was R$9.46 billion, composed of R$2.24 billion of current debt and R$7.229 billion of non-current debt. Of our non-current debt at December 31, 2014 R$36 million was denominated in foreign currencies (R$23 million of which was U.S. dollar-denominated) and R$1.80 billion denominated in reais. See Note 19 to our consolidated financial statements.

Our main financial contracts, on a consolidated basis, as of December 31, 2014, are shown in the following table:

Amounts in thousands of reais: LENDER	Principal Maturity	Annual Financial Cost (%)	Currency	Total consolidated in 31/12/2014
Foreign currency
Banco do Brasil S.A.—Various Bônus (1)	2024	Various	US$	24
KFW	2016	4.50	EURO	4
KFW	2024	1.78	EURO	11
Debt in foreign currency				39
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% do CDI	R$	212
Banco do Brasil	2017	108.00% do CDI	R$	451
Banco do Brasil	2016	104.10% do CDI	R$	919
Banco do Brasil	2015	98.50% do CDI	R$	206
Banco do Brasil	2015	99.50% do CDI	R$	238
Banco do Brasil	2016	104.25% do CDI	R$	706
Promissory Notes—5th Issue (2)	2015	106.85 do CDI	R$	1,484
Promissory Notes—7th Issue (3)	2015	105.00 do CDI	R$	1,311
BNDES	2026	TJLP+2.34	R$	89
BNDES	2026	TJLP+2.48	R$	13
Eletrobras	2023	UFIR. RGR + 6.00 a 8.00	R$	252
Large consumers	2018	Various	R$	7
Finep	2018	TJLP + 5 e TJLP + 2.5	R$	12
BNDES—CEMIG TELECOM (4)	2018	Various	R$	24
Promissory Notes—1st Issue (4)	2015	110.40% do CDI	R$	20
Debt in Brazilian currency				5,944
Total of loans and financings				5,983
Debentures, 2nd Issue (3)	2017	IPCA + 7.96	R$	599
Debentures—3rd Issue, 1st Series (2)	2015	IPCA + 7.68	R$	554
Debentures – 2nd Issue, 2nd Series (2)	2017	CDI + 0.90	R$	529
Debentures—3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	833
Debentures—3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	248
Debentures—3rd Issue, 2nd Series (3)	2021	IPCA + 4.70	R$	1,266
Debentures—3rd Issue, 3rd Series (3)	2025	IPCA + 5.10	R$	758
Debentures—3rd Issue, 1st Series (3)	2018	CDI + 0.69	R$	451
Debentures—4th Issue, 2nd Series (2)	2016	CDI +0.85	R$	502
Debentures—5th Issue, 1st Series (2)	2018	CDI + 1.70	R$	1,406
Debêntures (5)	2016	TJLP+3.12	R$	90
Debêntures (5)	2015	CDI+0.62	R$	100
Debêntures (5)	2018	CDI+0.74	R$	100
Debêntures (5)	2022	TJLP+7.82(75%) e Selic +1.82 (25%)	R$	90
Total de Debêntures				7,526
Overall total—Consolidated				13,509

(1)	Interest rates vary: 2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão.
(3)	Cemig Distribuição.
(4)	Cemig Telecom.
(5)	Gasmig.

The following financing contracts and issues were made in 2014:

In January 2014, Cemig GT completed its 4th Non-Convertible, Unsecured Debentures Public Issue, whereby it were issued 50,000 non-convertible, unsecured debentures, in a single series, with unit face value of R$10 (in reais) by the issue date of December 23, 2013, in a total amount of R$500 million. The net proceeds were allocated in the Company cashier reshaping, after debt payment. The debentures expire 3 (three) years after the issue date, with maturity in December 23, 2016, and it pays an interest equivalent to 100% (one hundred percent) of capitalized CDI with a spread of 0.85%/year. The interest will be paid yearly and the amortization will be paid in a single installment in the expiry date. The Cemig GT’s 7th Non-Convertible Unsecured Debentures Public Issue rely on the guarantee of its controlling company, the Companhia Energética de Minas Gerais – Cemig.

In April 2014, Cemig D completed its 7th Commercial Notes Public Issue, whereby it were issued 121 commercial notes, in a single series, with a unit face value of R$10 million by the issue date of April 8, 2014, in the total amount of R$1,210 million. The net proceeds were allocated to the payment of debts and to the accomplishment of investments in constructions meant to increase, renew and improve the Company energy distribution structure. The commercial notes expire 360 (three hundred and sixty) days after the issue date, maturing in April 3, 2015, and it pays an interest equivalent to 105% (one hundred and five percent) of CDI. The remuneratory interest was paid on maturity together with the amortization, in the amount of R$1,352.paid The Cemig D’s 7th Commercial Notes Issue rely on the guarantee of its controlling company, the Companhia Energética de Minas Gerais – Cemig.

In June 2014, Cemig GT completed its 5th Commercial Notes Public Issue, whereby it were issued 140 commercial notes, in a single series, with unit face value of R$10 million by the issue date of June 27, 2014, in a total amount of R$1,400 million. The net proceeds were used to debt payment and for equity acquisition by the Company. The commercial notes expire 360 (three hundred and sixty) days after the issue date, maturing in June 22, 2015, and it pays an interest equivalent to 106.85% of CDI. The interest will be paid by the expiry date along with the amortization. The Cemig GT’s 5th Commercial Notes Public Issue rely on the guarantee of its controlling company, the Companhia Energética de Minas Gerais – Cemig.

In December 17, 2014, Cemig GT completed its 5th Non-Convertible, Unsecured Debentures Public Issue, whereby it were issued 140,000 (one hundred and forty) non-convertible, unsecured debentures, in a single series, with unit face value of R$10 million by the issue date of December 10, 2014, in a total amount of R$1,400 million. The net proceeds were allocated to debt payment, equity acquisitions and cashier reshaping because of investments in stockholdings stakes in 2014. The debentures expire in 4 (four) years after the issue date, maturing in December 10, 2018, and it pays an interest equivalent to 100% (one hundred percent) of capitalized CDI with a spread of 1.70%/year. The interest will be paid yearly and the amortization will be paid in 2 equal and consecutive installments. The first, equivalent to 50% (fifty percent) of the unit face value, will be paid in December 10, 2017, and the second, equivalent of the balance of the unit face value, will be paid in December 10, 2018. Cemig GT’s 5th Non-Convertible, Unsecured Debentures Public Issue rely on the guarantee of its controlling company, the Companhia Energética de Minas Gerais – Cemig.

The following financing contracts and issues were made in 2013:

Cemig D (Distribution) raised R$2,981 million in 2013. This comprised R$200 million under a Bank Credit Note in favor of Banco do Brasil, for acquisition of electricity; R$600 million through amendment to a Bank Credit Note; R$2,160 million through the third issue of debentures, to redeem the fifth and sixth issues of Promissory Notes and for investments; and R$21.2 million in financings from Eletrobras for the Cresce Minas Program.

On February 15, 2013 Cemig D made its third debenture issue in the Brazilian market. This was for a total of R$2,160 million, with three levels of interest rates: (i) the CDI rate + 0.69% p.a., for the debentures with maturity at five years; (ii) the IPCA inflation index + 4.70% p.a., for the debentures with maturity at eight years; and (iii) the IPCA inflation index + 5.10% p.a. for the debentures with maturity in 12 years. The proceeds were used to redeem the fifth and sixth issues of promissory notes, and for investment in distribution infrastructure. The debentures are guaranteed by Cemig.

On October 24, 2013, Cemig GT signed amendments to Bank Credit Notes issued in favor of Banco do Brasil in 2006, extending the maturity of the tranches payable in 2013, in the amount of R$600 million, to the years 2014 (20%), 2015 (20%) and 2016 (60%), maintaining the other maturities and the cost of 104.1% of the variation of the CDI rate, and paying a fee of 0.99% on the transaction on the date of signature of the amendments. These renewals will continue to have the guarantee of Cemig (the holding company), and Cemig GT will continue to have the option of making early settlement, without additional costs.

In 2012 we made the following financing contracts, and issues:

On December 21, 2012 Cemig signed a loan contract with Banco do Brasil for the amount of R$1,088 million. The proceeds were used to redeem Cemig’s fourth issue of medium-term notes (‘commercial paper’). The maturity date was February 19, 2013, which was extended to April 20, 2013. The loan carried interest of 105% of the CDI, per year. The debtor balance on December 31, 2012 was R$1,083 million. The loan was amortized on February 28, 2013.

On May 28, 2012 Cemig D signed a loan contract with Banco do Brasil for R$200 million, the proceeds being used to roll over existing debt. The loan will be paid in tranches maturing in May 2015, May 2016 and May 2017, at an annual interest rate of 108.33% times the CDI rate. This loan is guaranteed by Cemig. The debtor balance on December 31, 2012 was R$206.2 million.

On July 2, 2013 Cemig D made its fifth issue of commercial promissory notes in the Brazilian market, in the amount of R$640 million, at an interest rate of 104.08% times the CDI rate per year, with maturity on June 27, 2013. The proceeds were used for investment needs, payment of existing debt and working capital. The notes were guaranteed by Cemig. The debtor balance on December 31, 2012 was R$664.1 million.

On December 21, 2012 Cemig D made its sixth issue of commercial promissory notes in the Brazilian market, for R$600 million, with interest rate of 102.5% of the CDI, per year, for the first 120 days and 103% of the CDI p.a. thereafter, with maturity on June 19, 2013. The proceeds were used to replenish cash used for investments made over the year and for payment of debt over the course of the year. The notes were guaranteed by Cemig. The debtor balance on December 31, 2012 was R$600.8 million.

On January 13, 2012 Cemig GT made its fourth issue of promissory notes in the Brazilian market, for R$1,000 million, with interest at: (i) 103% of the CDI rate, p.a., up to the 60th day from the issue date; (ii) 104% of the CDI rate from the 61st to the 120th calendar day from the issue date; and (iii) 105% of the CDI rate, p.a., from the 121st to the 180th calendar day from the issue date. The issue had maturity at July 11, 2012. The proceeds were used for partial redemption of the first tranche of the second issue of debentures by Cemig GT. These notes were totally paid on March 31, 2012, with funds from the third debenture issue.

On February 15, 2012 Cemig GT made its third issue of debentures in the Brazilian market, for a total of R$1,350 million, for interest rates of: (i) the CDI rate + 0.90% p.a., for the debentures with maturity at five years; (ii) the IPCA inflation index + 6.00% p.a., for the debentures with maturity in seven years; and (iii) IPCA + 6.20% p.a. for the debentures with maturity at 10 years. The proceeds were used to settle the fourth issue of commercial promissory notes. The debentures were guaranteed by Cemig. The debtor balance on December 31, 2012 was R$1,476.5 million.

On December 31, 2013, all the financings contracts signed with Banco Santander and Banco Itaú BBA which had restrictive covenants, requiring Cemig to maintain certain indices within contractually established limits, on pain of the creditor demanding early maturity of the debt, had been terminated.

At present, Cemig GT has a financing contract with the BNDES, which was used for injection of capital into its subsidiary Baguari Energia S.A., for construction of the Baguari hydroelectric complex, with a restrictive financial covenant requiring Cemig, guarantor of the financing, to maintain a minimum capitalization rate as expressed by Stockholder’s equity / Total assets of 30%, in the absence of which Cemig is obliged to provide collateral which in the BNDES’s assessment represent 130% of the debtor balance of the contract, within six months from the end of the business year in which the required capitalization ratio was not obtained, or to present an interim balance sheet, audited by an auditor registered with the Securities Commission, that indicates return to the required minimum capitalization rate. This covenant is to be measured at the end of every business year. At the end of 2014 there was no non-compliance with this clause.

Cemig GT also has a financing contract with the German development bank KfW, used for construction of the solar generation plant installed on the roof of the Mineirão football stadium. This contract does not have a restrictive covenant clause, but makes reference to such financial covenants as may be agreed with any other creditor of the company. Since the financing contracts that had contained financial covenants, with Itaú and Santander, have been terminated, and the financial covenant in the contract with the BNDES does not apply to the contract signed with KfW, because it makes reference to an index of Cemig itself, the financing contract with Banco KfW at present does not impose any restriction on Cemig GT.

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

Due to our having a portion of our financings, totaling R$5,291 million, due for payment in 2015, we need short-term funds to pay and refinance these obligations. As a state company, we are subject to restrictions, under present laws and regulations, in relation to financing and our capacity to obtain financing in certain situations. For example, we need to obtain approval from the Finance Ministry and the Central Bank before making any international financial transaction: such approval is usually given only if the purpose of the transaction is to finance the importation of goods or to rollover our existing foreign debt. Further, financial institutions in Brazil are subject to restrictions on exposure to the risks related to the governments of the individual states, governmental bodies and state-controlled companies such as Cemig. These restrictions have not prevented the obtaining of financing, although there are no guarantees that our capacity to obtain financing will not be prejudiced in the future. See the section “Item 3. Material information – Risk factors – Risks relating to Cemig – We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.”

The recent changes in the regulations of the electricity sector, especially those introduced for generation and transmission by Law 12783, and tariff review of Cemig D (Distribution), occurred in April 2013, have demanded more precise budget planning. In 2012 and 2013 we covered our expenditure on capital and investments in acquisitions and met our needs for liquidity through a combination of cash flow from operations and financings. For the year 2015, we expect to finance the necessary funding for the proposed investments in acquisitions, and to meet our other liquidity needs, through a combination of cash flow from operations and financings. Since we principally use cash generated by operations to provide funding for our liquidity and capital needs, factors that result in an increase or reduction of our revenues and net profit could have a corresponding effect on our access to sources of liquidity.

In the long term, we foresee that it will be necessary to make significant capital expenditures on maintenance and updating of our generation, transmission, and distribution facilities, and we expect to employ various sources of liquidity, such as cash flow from operations and financings, in relation to such needs. See the section “Item 3. Material information – Risk factors” for an explanation on certain questions that could adversely affect our liquidity position.

On December 31, 2014, the Company’s consolidated current liabilities exceeded its consolidated current assets by R$3,569. The reason for this working capital deficiency was, primarily, new financings with short-term maturities for the Company’s Investment Program, and also an increase in the outflow of cash from the distribution business due to a higher average price of electricity supplied by the thermoelectric generation plants. Management plans include the renegotiation of financings, and new transactions to raise funds in the market. Additionally, the Company has reported positive cash flow from its operations of R$3,734 in 2014 and R$3,515 in 2013.

Research and Development

We dedicate ourselves to projects that use technological advances not only in electricity systems, but in all fields related to energy, such as development of alternative energy sources, environmental control, performance of energy systems and safety optimization.

In 2014 we invested R$60.7 million in research and development, and transferred R$47.6 million to the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico, or FNDCT), a federal fund to support research and development, and R$23.8 million to the federal Energy Planning Company, EPE (Empresa de Pesquisa Energética).

In 2013 we invested R$73 million in research and development, and transferred R$36 million to the FNDCT and R$18 million to the federal Energy Planning Company, EPE.

In 2012 we invested R$90 million in research and development, and transferred R$42 million to the FNDCT, and R$21 million to EPE.

The amounts invested in the years 2012 and 2013 represented projects executed aiming to meet the Company’s strategic needs, and exceeded the initial target by more than 200% in both cases. In 2014, we continued to invest in important projects, but exceeding the target by approximately 120%.

Trends

As a public service utility, we are subject to regulations issued by the Brazilian federal government as described in “Item 4: Information on the Company –The Brazilian power industry.” Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue, if the change relates to prices, or with respect to our operating expenses if the change relates to costs incurred to provide service to consumers.

As to the question of reliability of supply of electricity, the structural capacity of the system is adequate to meet the market’s needs for consumption of electricity, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of electricity consumption in Brazil in recent years have been 4.19% (2011–2012), 2.21% (2012/2013), and 2,42% (2013–2014). The Brazilian government has been successful with the “new supply” auctions starting in 2005 – which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distribution companies for purchase of electricity.

Commitments

In one of the agreements that regulates the partnership of Cemig Generation and Transmission with FIP Coliseu in the acquisition of the shares in Terna held by Terna S.p.A., Cemig Generation and Transmission granted FIP Coliseu the right to sell all of its interest in Taesa to Cemig Generation and Transmission, in the fifth year after its becoming a shareholder, upon payment of the amounts of capital invested net of the dividends and benefits received by FIP Coliseu from the acquisition of Terna adjusted by the variation in the IPCA +7% p.a.

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

Contractual obligations

We have outstanding contractual obligations and commitments which include principal debt payment provisions, the obligation to purchase electricity for resale from Itaipu, the obligation to transfer and transport electric power from Itaipu, and construction commitments. The following table provides information, as of December 31, 2014, about our contractual obligations and commitments in millions of reais.

Debt/ Maturity	2015	2016	2017	2018	2019	2020 and afterwards	Total
Loans and financings	5,291	2,139	1,701	1,324	567	2,488	13,510
Purchase of electricity from Itaipu	1,286	1,296	1,392	1,339	1,283	41,416	48,012
Purchase of electricity at auctions	4,031	4,168	3,951	4,186	5,295	112,768	134,399
Purchase of energy – ‘bilateral contracts’	309	267	275	288	302	1,996	3,437
Quotas for Angra 1 and Angra 2	180	191	201	212	214	9,692	10,690
Physical quota guarantees	546	234	180	235	212	9,857	11,264
Transport of electricity from Itaipu	28	29	30	31	33	1,538	1,689
Other electricity purchase contracts	2,721	2,389	2,916	3,016	2,749	43,338	57,129
Purchase of gas for resale	892	939	980	1,109	1,109	11,460	16,489
Paid concession	22	17	15	13	12	99	178
Debt to pension plan – Forluz	65	69	73	77	82	434	800
Operating lease contracts	64	19	20	21	4	—	128

Total	15,435	11,757	11,734	11,851	11,862	235,086	297,725

Item 6.	Directors, Senior Managers and Employees

Directors and Senior Management

Cemig is managed by its Board of Directors, which has 15 members, each with a respective substitute member, and by the Executive Board, which consists of 11 Chief Officers. The Minas Gerais State Government, since it is the majority shareholder, has the right to elect the majority of the members of the Board of Directors. Every holder of Cemig common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of Cemig’s common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

Under the Brazilian Corporate Law, holders of preferred shares representing at least 10% of Cemig’s share capital, and also holders of common shares representing at least 15% of its registered capital (other than the controlling shareholder) have the right to appoint a member of the Board of Directors and his or her respective substitute member in a separate election. If none of the holders of common shares or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of the share capital may combine their holdings to appoint a member of the Board of Directors, and that member’s substitute member.

Cemig and its wholly-owned subsidiaries Cemig Generation and Transmission and Cemig Distribution all have the same Board of Directors, Audit Board and Executive Board, except that, in the Executive Boards of those two wholly-owned subsidiaries’, only Cemig Distribution has a Chief Distribution and Sales Officer, and only Cemig Generation and Transmission has a Chief Generation and Transmission Officer.

Board of Directors

Cemig’s Board of Directors meets, ordinarily, once a month and, extraordinarily, whenever called by its Chairman, Vice-Chairman, or by one-third of its members, or by the Executive Board (Board of Executive Officers). Its responsibilities include: setting the corporate strategy, general orientation of Cemig’s businesses, approval of certain significant transactions, and election, dismissal and monitoring of our Chief Officers.

All members and substitute members of the Board of Directors are elected by the General Meeting of Stockholders. A substitute member replaces the respective permanent member whenever there is a temporary absence of the permanent member, or that member’s post is vacant, in which case the substitute remains in the post until the appointment of a permanent member to fill the vacancy. No member of the Board of Directors, permanent or substitute, has any employment contract with the Company, or with any subsidiary, that provides for any benefit in the event of its termination.

Under our by-laws, the members of our Board of Directors are elected for a concurrent period of two years, and may be re-elected. Our Board of Directors is made up of 15 permanent members, and their respective substitutes, of whom eight are elected by the Minas Gerais State Government, five by AGC Energia S.A. (“AGC Energia”), one by FIA Dinâmica Energia S.A., and one by the holders of preferred shares. The period of office of the present members of the Board of Directors expires at the Annual General Meeting of Stockholders to be held in April 2016. The names, positions and dates of initial appointment of the present board members and their respective substitute members are as follows:

Name	Position	Date of first appointment

José Afonso Bicalho Beltrão da Silva	Chair	January 22, 2015

Bruno Westin Prado Soares Leal	Substitute Member	January 22, 2015

Mauro Borges Lemos	Vice-Chair	January 22, 2015

Ana Silvia Corso Matte	Substitute Member	January 22, 2015

Helvécio Miranda Magalhães	Board Member	January 22, 2015

Wieland Silberschneider	Substitute Member	January 22, 2015

Marco Antônio de Rezende Teixeira	Board Member	January 22, 2015

Antônio Dirceu Araújo Xavier	Substitute Member	January 22, 2015

Marco Antonio Soares da Cunha Castello Branco	Board Member	January 22, 2015

Ricardo Wagner Righi de Toledo	Substitute Member	January 22, 2015

Nelson José Hubner Moreira	Board Member	January 22, 2015

Carlos Fernando da Silveira Vianna	Substitute Member	January 22, 2015

Name	Position	Date of first appointment

Allan Kardec de Melo Ferreira	Board Member	January 22, 2015

Luiz Guilherme Piva	Substitute Member	January 22, 2015

Arcângelo Eustáquio Torres Queiroz	Board Member	January 22, 2015

Franklin Moreira Gonçalves	Substitute Member	January 22, 2015

Eduardo Borges de Andrade (1)	Board Member	August 4, 2010

Tarcísio Augusto Carneiro (1)	Substitute Member	August 4, 2010

Otávio Marques de Azevedo (1)	Board Member	August 4, 2010

Bruno Magalhães Menicucci (1)	Substitute Member	December 21, 2012

Paulo Roberto Reckziegel Guedes (1)	Board Member	August 4, 2010

Marina Rosenthal Rocha (1)	Substitute Member	December 18, 2013

Ricardo Coutinho de Sena (1)	Board Member	August 4, 2010

Newton Brandão Ferraz Ramos (1)	Substitute Member	August 4, 2010

Saulo Alves Pereira Junior (1)	Board Member	August 4, 2010

José Augusto Gomes Campos (1)	Substitute Member	December 21, 2012

Guy Maria Villela Paschoal (2)	Board Member	April 25, 2008

Flávio Miarelli Piedade (2)	Substitute Member	April 30, 2014

José Pais Rangel (3)	Board Member	April 30, 2014

José João Abdalla Filho (3)	Substitute Member	April 30, 2014

(1)	Elected by AGC Energia.
(2)	Elected by the preferred stockholders.
(3)	Elected by minority stockholders.

Below is some brief biographical information about each member of the Board of Directors:

Arcângelo Eustáquio Torres Queiroz – Mr. Queiroz graduated with a degree in History from the University Center of Belo Horizonte – UNIBH. Since 1988 he has worked for the Cemig Group, first at Cemig, and then, at Cemig Distribution, where he currently occupies the position of Technical Administrator. From 2006 to 2010, he was a regular member of the Pro-Health Committee (Comitê Prosaúde) of Forluminas Seguridade Social – Forluz, the pension fund of some of the Cemig Group’s companies. Currently, he is Director of the Intermunicipal Union of Electricity and Fuel Gas Industry Workers of the State of Minas Gerais (Sindieletro/MG). He is a member of our Career and Compensation Committee and, since 2009, has been a sitting member of our Board of Directors and also the Boards of Directors of Cemig D and Cemig GT.

Bruno Westin Prado Soares Leal – Finance and control analyst at the Brazilian National Treasury and Finance Ministry, from May 2009 to 2012. Since then he has been a member of the Audit Board of Eletrobras Termonucuclear S.A. (Eletronuclear). He is 31, and has a degree in economics from the Federal University of Minas Gerais and a master’s degree in Economic Theory from São Paulo University.

Eduardo Borges de Andrade – Mr. Andrade has a degree in civil engineering from Minas Gerais Federal University, and completed postgraduate studies in financial administration at the Getúlio Vargas Foundation in São Paulo. He began his career at Construtora Andrade Gutierrez S.A. in 1961, where he occupied several positions such as Chief Works Officer and Chief Operations Officer, and from 1978 to 2001 he was Chief Executive Officer. He is currently a sitting member of the Boards of Directors of Andrade Gutierrez S.A. and Companhia de Concessões Rodoviárias S.A. – CCR, and a Chief Officer of AGC Participações Ltda. He is also a member of the Board of Trustees of the Dom Cabral Foundation. Since 2010, he has been a sitting member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Nelson José Hubner Moreira – Mr. Hubner has a degree in engineering from Universidade Federal Fluminense (Rio de Janeiro) with specialization in mathematics from Centro de Ensino Unificado de Brasília. He was Brazil’s interim Mining and Energy Minister from May 2007 to January 2008, and Director-general of the Brazilian electricity regulator, ANEEL, from 2009 to 2013.

Allan Kardec de Melo Ferreira – From 1993 to 2014 Mr. Ferreira was a member of the Audit Board of the Oi Group, and a partner-consultant of PJF. He has a law degree from the Pontifícia Universidade Católica of Minas Gerais, with postgradution in mathematics from the Centro de Ensino Unificado de Brasília.

José Afonso Bicalho Beltrão da Silva – Born in 1948, Mr. da Silva has a degree in economics from the Federal University of Minas Gerais (UFMG), a master’s degree in Regional Economics from Cedeplar of UFMG, and Ph.D in economics from the University of Manchester, England. He was CEO of Credireal (Banco de Crédito Real de Minas Gerais) in 1994–7, and of BEMGE (Banco do Estado de Minas Gerais) in 1994–8. He was Secretary of Finance of the prefecture of Belo Horizonte from January 2006 to July 2012. From March 2009 to July 2014 he was CEO of PBH Ativos S.A. From April 2013 to December 2014 he was Advisor to the Minister of Development, Industry and Foreign Trade. He was also Advisor to the Brazilian Development Bank (BNDES) from April 2013 to December 2014.

Guy Maria Villela Paschoal – Mr. Paschoal has a degree in mechanical and electrical engineering from Minas Gerais Federal University, and completed courses in Electricity Sector Law at the Law School of Belo Horizonte, and in Management for Electric Utility Executives, at Rensselaer Polytechnic Institute in Troy, New York, USA. He joined Cemig in 1984, serving in several positions including as chief officer, Deputy CEO, Chief Executive Officer and Chair of the Board of Directors. He has served as consultant and advisor to the Executive Board of Eletrobrás, and as a member of the Board of Directors of Itaipu Binacional. As Secretary-General of the Mining and Energy Ministry, he was on several occasions Acting Mining and Energy Minister. From 2003 to 2008 he was a member of the Infrastructure Chamber of the Minas Gerais Industries Federation (Fiemg). He served as consultant to Furnas Centrais Elétricas, in hydroelectric projects on the Rio Madeira. In the same period, he worked at Eletrobras, as Consultant to the Presidency and as a member of the Guidance Committee on Utilization of the Belo Monte Hydroelectric Plant. In 2008–2012, he was Chairman and Director of the Brazilian Electricity Distributors’ Association (Abradee). Since 2008, he has been a sitting member of the Board of Directors of Cemig, Cemig D and Cemig GT. Currently, is a member of the Advisory Council on the History of Electricity in Brazil (Rio de Janeiro) and the Council of the Felice Rosso Foundation of the Felício Rocho Hospital, Minas Gerais.

Marco Antônio de Rezende Teixeira – Mr. Rezende Teixeira was born in 1956. Since 1983 he has been a lawyer for Companhia Brasileira de Trens Urbanos. He was Procurator-general of Belo Horizonte City, from 1997 to 2012. Since 2012 he has been manager and partner of Rezende Teixeira Sociedade de Advogados. He has a law degree from Universidade Federal de Minas Gerais (UFMG).

Mauro Borges Lemos – Mr. Borges Lemos has been the Professor of Economics at the Federal University of Minas Gerais since 1980. He has been working with the Development, Industry and Foreign Trade Ministry since 2013 – and served as Minister from February 2014 to January 2015. He was President of Brazil’s Industrial Development Agency (ABTI) from 2011 to 2014. He has a degree in economics from the Federal University of Minas Gerais, with a doctorate in economics from London University, and post-doctorate from the University of Illinois, USA, and the University of Paris.

Marco Antonio Soares da Cunha Castello Branco—Mr. Castelo Branco was CEO of Usiminas from 2008 to 2010. Since then he has been a Board Member of Hydac Tecnologia do Brasil Ltda., and since 2011, of Diferencial Energia Participações S.A. He has a degree in engineering from the Federal University of Minas Gerais (UFMG).

José Pais Rangel—Diretor Vice-Presidente do Banco Clássico S.A.; Membro do Conselho de Administração da Companhia Distribuidora de Gás do Rio de Janeiro – CEG; Membro do Conselho de Administração da Tractebel Energia S.A.; Membro do Conselho de Administração da Kepler Weber S.A.; Gestor de Fundos de Investimento, credenciado pela CVM. Membro do conselho de Administração da Companhia Energética de Minas Gerais, Cemig Distribuição S.A., e Cemig Geração e Transmissão S.A.

Otávio Marques de Azevedo – Mr. Azevedo has a degree in Electrical Engineering from the Pontifícia Universidade Católica of Minas Gerais (PUC–MG), and completed postgraduate studies in Economic Engineering at the Federal University of Minas Gerais, and in Strategic Planning at the Getúlio Vargas Foundation in Rio de Janeiro. He was Vice President of Telebras from 1991 to 1993, CEO of Tele Norte Leste Participações S.A., from 1998 to 1999, and Chairman of its Board of Directors from 2003 to 2004. He was Chairman of the Council of Anatel (Brazil’s electricity regulator, the National Telecommunications Agency) from 2001 to 2002. Since 1993 he has been Executive Chairman of Andrade Gutierrez S.A. and Andrade Gutierrez Telecomunicações Ltda. He is a member of, and has been Chair of some of, the Boards of Directors of several companies of the Andrade Gutierrez group. He was also a member of the Strategy Council of the Minas Gerais Industries Federation (Fiemg), the Board of the Commercial Association of Rio de Janeiro (ACRJ) and the Board of the São Paulo State Industries’ Federation (Fiesp). Since 2010, he has been a sitting member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

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

Saulo Alves Pereira Junior – Mr. Pereira has a degree in Electrical Engineering from the Pontifícia Universidade Católica of Minas Gerais (PUC-MG), and postgraduate degrees in Works and Services Budget Planning from the Instituto de Educação Continuada of PUC–MG and Business Administration from the Federal University of Bahia. He also concluded a Corporate MBA from the Dom Cabral Foundation. He began his career in 1993 as an intern in Cemig’s Operations Center. In 1995 he joined Construtel Projetos e Construções Ltda, as an engineer in planning and budget coordination, and in 1998 he became General Manager of that company’s Business Unit in Bahia. In 2000, he joined the Andrade Gutierrez Group, and in 2004 became Chief Sales Officer of Construtora Andrade Gutierrez S.A. Since 2007, at Andrade Gutierrez Concessões S.A., he has been actively participating in the group’s consolidation in the electricity sector. Since 2010 he has been a member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Helvécio Miranda Magalhães – Mr. Magalhães, born in 1963, was Health Secretary of the Municipality of Belo Horizonte from 2003 to 2008, Municipal Secretary for Budget, Planning and Information of the municipality of Belo Horizonte in 2009 and 2010; and Healthcare Secretary of the National Health Ministry from 2011 to 2014. He has a degree in medicine, with specialization in epidemiology, from Minas Gerais Federal University (UFMG), and a doctorate in Community Health from Unicamp.

Board of Executive Officers

Our Executive Board, made up of eleven Executive Officers, is responsible for putting into effect the decisions of our Board of Directors and for day-to-day management. The members of the Executive Board – the Chief Officers – have individual responsibilities established in our by-laws and hold their positions for a period of office of three years. The period of office of the present Chief Officers expires at the first Meeting of the Board of Directors following the Annual General Meeting of Stockholders to be held in April 2015. The Chief Officers are elected by the Board of Directors. Ordinary meetings are held at least twice per month; extraordinary meetings are held whenever called by the Chief Executive Officer, or CEO, or by two Chief Officers other than the CEO.

The Executive Officers exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may simultaneously exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They do, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribution and Cemig Generation and Transmission.

The Executive Board is responsible for the daily management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget.

Some decisions, as outlined in Section 4 of Clause 21 of the by-laws, require the approval of the Executive Board.

In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, the Deputy Chief Executive Officer exercises the duties of the Chief Executive Officer, for whatever period the absence or leave may last, and, in the event of vacancy or impediment or resignation, until the post is filled by an appointment made by the Board of Directors. In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors. The Chief Executive Officer or a member of the Executive Board elected in the way described above shall hold the position for the period of time remaining in the substituted officer’s term.

The names, positions and dates of initial appointment of our executive officers are as follows:

Name	Position	Date of original appointment

Mauro Borges Lemos	Chief Executive Officer (CEO)	January 22, 2015

Mateus de Moura Lima Gomes	Deputy CEO	January 22, 2015

Ricardo José Charbel	Chief Energy Distribution and Commercialization Officer	November 23, 2012

Franklin Moreira Gonçalves	Chief Generation and Transmission Officer	January 22, 2015

Fernando Henrique Schüffner Neto	Chief Officer for Business Development	January 9, 2007

Fabiano Maia Pereira	Chief Officer for Finance and Investor Relations	January 22, 2015

Márcio Lúcio Serrano	Chief Corporate Management Officer	January 22, 2015

Evandro Leite Vasconcelos	Chief Trading Officer	January 22, 2015

Eduardo Lima Andrade Ferreira	Chief Officer for the Gas Division	January 22, 2015

Raul Lycurgo Leite	Chief Counsel	January 22, 2015

Luiz Fernando Rolla	Chief Institutional Relations and Communication Officer	January 22, 2015

Mateus de Moura Lima Gomes – Mr. Gomes has experience in the area of public law with emphasis on electoral, administrative and municipal law. He was the procurator-general of the municipal legislature of Belo Horizonte in 2012 and 2013. He is a member of the Minas Gerais Committee of the Brazilian Bar Association (OAB) in the 2010–12 cycle, and is a professor of the Pontifícia Universidade Católica (PUC) of Minas Gerais, and the Superior Advocacy College of the OAB Minas Gerais Chapter (in electoral law). He chairs the Electoral Law Committee of OAB/MG in the current period, 2013–15. He completed his law degree from the PUC of Minas Gerais, in 2005, and subsequently earned a master’s degree in public law from that university, completing specialization in administrative law in 2008. He is currently doing a specialized course in tax law.

Mauro Borges Lemos – Mr. Borges has been the Professor of Economics at the Federal University of Minas Gerais since 1980. Working with the Development, Industry and Foreign Trade Ministry since 2013, he served as Brazil’s Minister for Development, Industry and Foreign Trade from February 2014 to January 2015. He was President of Brazil’s Industrial Development Agency (ABTI) from 2011 to 2014. He has a degree in economics from the Federal University of Minas Gerais, with a doctorate in economics from London University, and post-graduate studies at the University of Illinois, USA, and the University of Paris.

Fernando Henrique Schüffner Neto – Mr. Schüffner holds a degree in Electrical Engineering from Pontifícia Universidade Católica of Minas Gerais, a master’s degree in Automation and Control from Unicamp, and an MBA from Ibmec. He has been working for Cemig since 1985, holding varied positions – including General Manager of Coordination, Planning and Expansion of Distribution, General Manager of Executive Coordination of the “Light for Everyone” (Luz para Todos) Program, Chief Generation and Transmission Officer and Chief Distribution and Sales Officer. He is a teacher and researcher, as well as being an officer or member of the Board of Directors of several companies of the group. He is currently a substitute member of the Board of Directors of Cemig, of Cemig Telecomunicações S.A., and of Cemig D, Cemig GT, Light S.A. and Light Serviços de Eletricidade S.A. Since 2007 he has been an Executive Officer of Cemig, Cemig D and Cemig GT, and since 2010 has been Chief Business Development Officer of those 3 companies.

Márcio Lucio Serrano – Following a period from 1974 to 1977 as secondary teaching coordinator and biology professor in the Pitágoras teaching system, in Belo Horizonte, Mr. Serrano became administrative director and head teacher of biology in the União Pre-university Course, from 1977 to 1983; and head biology teacher in the Promove Pre-university College, from 1983 to 1991. From 1992 to 2000 he worked in the Medical Science University of Minas Gerais, as deputy coordinator of the postgraduate course in employment-related medicine, and was also professor of medical supervision of occupational health and ergonomics. From 1991 to 1996 he was Employment Doctor at MMV (Anglo Gold Corporation). He was a Basic Healthcare Doctor with the municipal prefecture of Nova Lima, Minas Gerais, from 1993 to 1995; Executive Technical Director and manager of the occupational health programs for the furniture industry of the FIEMG system, at the Work Medicine Center of Belo Horizonte, from 1996 to 1998; founder and coordinator of the Occupational Health Department at Unimed BH, from 1997 to 2002; Manager of the self-management health plan of Sidertube, the pension fund of the Vallourec & Mannesmann group from 2005 to 2007; Corporative Employment Medicine Manager of the V&M do Brasil Group, from 2006 to 2008; and at Vallourec & Sumitomo Tubos, he was Health and Social Advisor to the Board of Directors, in 2007–8, and Occupational Health and Human Resources Consultant, in 2011–2014. In the prefecture of Belo Horizonte, he was Municipal Administration Secretary in 2008, and Municipal Human Resources Secretary from 2009 to 2011; and Coordinating Doctor for Occupational Health at the Biocor Institute, from 1997 to 2005, and again in 2014. He was President (1996–7) and Scientific Director (1994–5) of the Minas Gerais Work Medicine Association (Amimt); Director of the Executive Group of the National Work Medicine Association (Anamt) from 2003 to 2005; and Executive Director for the Southeastern Region of the National Forum of State Capital Administrative Secretaries (Fonac), from 2010 to 2012. He was editor and contributor of Vivência Ocupacional® magazine (2013–2014) and also of various Comments on the 1998 PCMSO® (book) and Isto é PCMSO® for 2003 (book and film in Beta VHS media). He was elected to the National Work Medicine Academy (Chair 34). He has degrees in natural history, biological sciences and medicine from the Federal University of Minas Gerais (UFMG), with specialization in work medicine from the Medical Sciences School of Minas Gerais and ergonomics from ERGO MG. He is a Workers’ Health Specialist of the National Work Medicine Association (Anamt), with specialization in psychiatry from Gama Filho University (Rio de Janeiro). In 2008–13, he received the qualifications of Specialist in Psychiatry from the Brazilian Psychiatric Association (ABP), and Specialist in Psychoanalysis from the Psychoanalytical Circle of Minas Gerais (CPMG).

Eduardo Lima Andrade Ferreira – From 2007 to 2014 he worked for the construction company Queiroz Galvão S.A. as an engineer, technical manager and contract administration manager, on various projects in the state of Rio de Janeiro and São Paulo. In 2006–7 he was a planning engineer at Sinopec International Petroleum Service Corporation; and in 2004–6 he was an engineer on the planning and control of the Masa consortium (Argentina). He has a degree in civil engineering from the Federal University of Minas Gerais (UFMG).

Evandro Leite Vasconcelos – Until 2014 Mr. Vasconcelos was the Chief Energy Officer of Light S.A., and also its chief New Business Development Officer. He worked at Cemig from 1983 to 2010, as manager of the Operational Hydro-meteorological Division and the Energy Planning Department. He was General Manager for Coordination of Generation and Transmission, General Manager for Generation, and General Manager for Generation and Transmission Planning and Operation. He was also Chief Generation Officer and CEO for Rosal Energia S.A., a wholly-owned subsidiary of Cemig. Currently he sits on the Boards of Directors of Renova Energia S.A., Light Esco Prestação de Serviços S.A. and Cepel. He has a degree in civil engineering from the Federal University of Minas Gerais (UFMG), with MBA in business management from the Getúlio Vargas Foundation (FGV), and a master’s degree in water resources engineering from the COPPE postgraduate school of Rio de Janeiro Federal University (UFRJ). He has lectured in physics in the Pitágoras Learning System, and in hydrology to the civil engineering course of PUC University of Minas Gerais.

Fabiano Maia Pereira – Since 2003 Mr. Pereira has worked as a finance and control analyst in the Federal Treasury Department of the Finance Ministry, operating in the management of domestic and external public debt, and in development of federal programs based on credit transactions. He is also a member of the Audit Boards of BB Cartões S.A., BB Capitalização S.A. and BB DTVM S.A. He has a degree in economics from the Federal University of Juiz de Fora, a master’s degree in economics from the Federal University of Minas Gerais, and a doctorate in economics from the University of Brasília (UnB).

Franklin Moreira Gonçalves – Born in 1970, and affiliated to the CUT group of unions, from 2003 to 2009, Mr. Gonçalves has been Energy Secretary of the National Federation of Urban Workers (FNU), and was President of FNU-CUT from 2009, and director of the Electricity Workers’ Unions of Minas Gerais (Sindieletro–MG) from 1993 to 2014. At Cemig, he has been a Technical Officer in System Operations Supervision and Control in the Generation and Transmission Senior Management unit, and in Distribution Operations Engineering, in the Distribution Senior Management unit. He is also a member of the Board of Directors of Cemig, Cemig D and Cemig GT, the Board of Directors of Transmissora Brasileira de Energia (TBE), the Federal Renewable Energy Sources Council of the Brazil Maior plan; the State Energy Council of Minas Gerais; and the Minas Gerais State Science and Technology Council. He earned a degree in systems analysis from Newton Paiva Unicentro of Belo Horizonte, in 1996; and completed his MBA in Leadership and Management of State Companies through the FranklinCovey Business School/Coge Foundation, Rio de Janeiro, in 2013.

Luiz Fernando Rolla – Born in 1949, Mr. Rolla joined Cemig in 1974 after earning a degree in electrical engineering from the Federal University of Minas Gerais. In a career that included the posts of General Manager of Financial Programming and Control – with responsibility for long-term planning, budget control, cost analysis and project finance – he became Cemig’s Investor Relations Manager, with the responsibility for implementing the company’s Level I and II ADR programs, and its adherence to the Bovespa Level I Corporate Governance standards. He has more than once been elected “Best IR Professional” by the Analysts’ Association, by Apimec (the Investment Professionals’ Association) and by IR Magazine (in 2006). He was Cemig’s Chief Finance and Investor Relations Officer from 2007 to 2015, and became the company’s Chief Institutional Relations and Communication Officer in January 2015. He was born in 1949.

Raul Lycurgo Leite – Mr. Leite has worked as a Federal Attorney in the offices of the Brazilian National Procurator-General and Advocate-General since 2002. Since 2011 he has been a legal advisor to the Ministry of Development, Industry and Foreign Trade. He also does work for the office of the Procurator-General of the national Terrestrial Transport Agency (ANTT). He was part of the ‘task force’ formed by the Procurator-General and Advocate-General to organize the 2nd Stage (Phase II) and the 3rd Stage (Phase I) of the program to award federal highway concessions, to combat transport of pirated goods on interstate and international buses, and to put into effect the Pro-Pass Brazil Program, which aims to put 98% of the interstate highway passenger lines out to competitive tender, and create a propitious environment for bidding to develop the High Speed Train (Trem de Alta Velocidade). He is a sitting member of the Audit Boards of the Brazilian Industrial Development Agency (ABDI), the Brazilian Agency for Promotion of Exports and Investments (ApexBrasil), and Finame, and a substitute member of the Audit Board of the BNDES (National Development Bank). He has a degree in law from the Ensino Unificado School of Brasília (CEUB), with post-graduation in tax law and policy; a degree in Economic and Company Law from the Getúlio Vargas Foundation; and a master’s degree in International Law from the Washington College of Law at American University, Washington, DC.

Ricardo José Charbel – Mr. Charbel has degrees in Electrical Engineering from Pontifícia Universidade Católica of Minas Gerais and in Electricity Distribution Maintenance and Operational Engineering from Mackenzie University of São Paulo, with a postgraduate degree in data processing from Minas Gerais Federal University (UFMG) and an Executive MBA from the Ibmec Business School of Minas Gerais. He is a career Cemig executive – he joined the Company to work as a systems analyst and engineer, from 1983 to 1990. Since November 2012 he has been Cemig’s Chief Distribution and Sales Officer. His posts have included: General Manager for Distribution Expansion Planning, Studies and Projects, from 2010 to 2012; Manager, and Executive Coordination General Manager for the Light for All (Luz Para Todos) distribution expansion program, from 2007 to 2010; and Customer Relationship Manager, and Division Manager, from 1999 to 2007.

Compensation of Members of the Board of Directors and Executive Officers

The total remuneration of the member of the Board of Directors, the Executive Board, and Audit Board, including benefits of any type, is established by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

In the business year ended December 31, 2014 the total compensation paid to the directors and officers and to directors and officers of Cemig Distribution and Cemig Generation and Transmission, including health insurance, paid leave, bonuses, post-employment and other benefits, totaled approximately R$13.081 million.

The following chart shows the compensation paid to the members of our Board of Directors, Executive Board, Audit Board and Support Committee members in 2014:

	Compensation in the year ended December 31, 2014 (R$ ’000)
	Board of Directors	Support Committees (1)	Executive Officers	Audit Board
Number of members (2)	15	6	11	10
Total compensation	1,312	611	10,647	511

(1)	The Support Committees are bodies with no executive function, composed of members of the Board of Directors, responsible for assessing and making recommendations on the matters to be discussed at the Board meeting, putting issues in order of priority, checking documentation for optimum understanding by the members of the Board of Directors, and any other matters necessary for objective conduct of the Board’s meetings.
(2)	The number of members stated above is the average of the number of members in each month, over the 12 months. For the Audit Board, the number includes the substitute members, as per the decision taken by the 2011 Ordinary and Extraordinary Genereal Meetings of Stockholders. One of the members of the Audit Board does not earn the related remuneration, due to already receiving it for another position held in the Company.

There is no contract between the Company or its wholly-owned subsidiaries, subsidiaries or affiliated companies and any director or officer of the Company that grants any kind of post-employment benefits, other than the retirement plan of Forluz, which is applicable to the executive officers (as long as they qualify under the rules and regulations of Forluz) on the same terms as for other employees.

The Audit Board

Under Cemig’s by-laws, its Audit Board is established permanently. It is required to meet once every three months, but in practice it has been meeting once a month. It comprises three to five members, and their respective substitute members, elected by the stockholders at the Annual General Meeting, for a term of one business year. The holders of the preferred shares, as a group, are entitled to elect one member of the Audit Board and a corresponding substitute. A single minority holder of common shares, or a group of minority holders of common shares, with a joint holding of at least 10% of the total shares, has the right to elect one member of the Audit Board and a corresponding substitute. The primary responsibility of the Audit Board, which is independent from management and from the independent external auditors appointed by the Board of Directors, is to review the financial statements and report on them to the stockholders. The Audit Board is also responsible for providing opinions on any proposals by management to be submitted to the General Meeting of Stockholders related to: (i) changes in the share capital; (ii) issue of debentures or warrants; (iii) capital expenditures plans and budgets; (iv) distribution of dividends; (v) changes in the corporate structure; or (vi) corporate reorganization, such as mergers, consolidations and spin-offs.

The Audit Board also examines the activities of management and reports on them to the stockholders.

The current members of the Audit Board, and their substitute members, all of whose terms expire at the Annual General Meeting of Stockholders to be held in 2015 to approve the financial statements for the business year 2014, are as follows:

Name	Position	Date of initial appointment
Aristóteles Luiz Menezes Vasconcellos Drummond	Chair	April 27, 1999
Marcus Eolo de Lamounier Bicalho	Substitute Member	February 27, 2003
Luiz Guarita Neto	Member	February 27, 2003
Ari Barcelos da Silva	Substitute Member	April 29, 2005
Thales de Souza Ramos Filho	Member	February 27, 2003
Aliomar Silva Lima	Substitute Member	February 27, 2003
Bruno Gonçalves Siqueira (1)	Member	April 30, 2013
Rafael Pinto Queiroz Neto(1)	Substitute Member	April 30, 2014
Lauro Sander (2)	Member	April 29, 2009
Salvador José Cardoso de Siqueira (2)	Substitute Member	April 29, 2009

(1)	Elected by AGC Energia.
(2)	Elected by the holders of the preferred shares.

Below is a brief biography of each member of our Audit Board:

Aristóteles Luiz Menezes Vasconcellos Drummond – Mr Drummond is a working professional in the areas of journalism, public relations and business management. Since 1973, he has been Managing Director of Irad Assessoria e Consultoria Ltda., a company which advises large companies on managing their marketing budgets. He has the certificate of qualification to be an Audit Board member issued by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa, IBGC). From 1987 to 1996 he was Chief Corporate Management Officer of Light. In 1994–6 he chaired COGE, the Committee on Business Managment in the Eletricity Industry (Comitê de Gestão Empresarial no Setor de Energia Elétrica). In 1996–2003 he was a member of the Board of Directors of Eletronorte. Since 2006 he has been a member of the Audit Board of Light S.A. and a member of the Board of Directors of Cemat. He has been a member of the Audit Board of Cemig since 1999, and a member of the Audit Boards of Cemig D and GT since 2004.

Bruno Gonçalves Siqueira – At AngloGold Ashanti Brasil Mineração Ltda., Mr. Gonçalves was an accounting analyst in the Controller’s Department and Accounting Department, from Sep. 2007 to June 2010: he prepared the financial statements of the Company and its subsidiaries in BRGaap, IFRS and USGaap, implementing the new Brazilian Accounting Pronouncements (‘CPCs’); was responsible for the Sarbanes-Oxley Law audit; worked in direct contract with head office for explanation and detail of financial information; prepared the annual budget; and attended to external and internal audits.

At Andrade Gutierrez Concessões S.A., he was: Analyst in the Controller’s Department (since June 2010) – preparing the Company’s financial statements, implementing the new Brazilian Accounting Pronouncements; attending to external and internal audits; making deductions and payment of taxes; preparing the accessory tax obligations; controlling accounts payable and receivable; preparing the Company’s CVM Reference Form and Registration Form; and participating in preparation of stockholding structures for acquisitions.

Other positions in the Andrade Gutierrez Group: Member of the Board of Directors of Water Port S.A. Engenharia e Saneamento (since Jan. 2, 2013); Substitute member of the Audit Board of Contax Participações S.A. (since Apr. 11, 2012); Substitute Member of the Board of Directors of Oi S.A. (since Apr. 18, 2012); Substitute Member of the Board of Directors of Contax Participações S.A. (Aug. 19, 2011 to Apr. 11, 2012).

He has been a Substitute Member of the Audit Board of Cemig, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since April 2013.

Luiz Guaritá Neto – Mr. Guaritá Neto earned his degree in Civil Engineering from Faculdades Integradas de Uberaba in 1978, and has completed the basic courses of Business Administration, O&M and Marketing at the Getúlio Vargas Foundation in Rio de Janeiro. He was Mayor of Uberaba from 1993 to 1996; from 2003 to 2010, in the Senate, he was first substitute to Senator Eduardo Brandão de Azeredo. He is an entrepreneur, and partner in several companies. He has been a member of the Audit Board of Cemig since 2004, and since 2005 has also been a member of the Audit Boards of Cemig D and Cemig GT.

Thales de Souza Ramos Filho – Mr. Ramos Filho holds a degree in Medicine from the Federal University of Juiz de Fora, and a degree in Business Administration from Machado Sobrinho University of Juiz de Fora, Minas Gerais. He is on the Board of the Dr. João Felício Hospital in Juiz de Fora. He is a shareholder and chief officer of Zenite Empreendimentos Imobiliários. He was a member of The Board of Directors of Fumas from 1990 to 1996. He has been a member of the Audit Board of Cemig since 2003, and a member of the Audit Boards of Cemig D and Cemig GT since 2004.

Lauro Sander – Mr. Sander has a degree in Physical and Biological Sciences from Dom Bosco University at Santa Rosa, Rio Grande do Sul; a postgraduate degree in Business Management from Rio Grande Federal University; and a postgraduate degree in Marketing from Pontifícia Universidade Católica (PUC) of Rio de Janeiro. At Banco do Brasil S.A., he was State General Manager for the states of Tocantins, Amazonas, Acre and Roraima in 2003–2007, and General Manager for Government Affairs for the South and Southeast Regions, in São Paulo, in 2i007–8. He was a member of the Board of Directors of the electricity utility Celesc (Centrais Elétricas de Santa Catarina S.A.) from May 1, 2009 to April 30, 2010; and a member of the Board of Directors of Bombril S.A. from May 1, 2010 to April 30, 2012. Since April 2013 he has been a member of the Audit Boards of Cemig, Cemig D and Cemig GT2.

Consumer Council

In accordance with Brazilian law we have established a Consumer Council, comprising representatives of consumer groups and advocacy organizations, but not members of our Board of Directors. The Consumer Council advises us in questions of service and other concerns of our consumers.

Audit Committee

Our Audit Board acts as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies on the New York Stock Exchange, it is optional for non-U.S. issuers not to have a separate Audit Committee, made up of independent members, if there is an Audit Board established and chosen in accordance with the legal rules of its origin country, when such rules expressly require or allow that such board obey certain obligations; and if such exception is the case, an Audit Board may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law. The financial specialists of the Audit Board of Cemig are Mr. Bruno Gonçalves Siqueira and Mr. Ari Barcelos da Silva.

Employees

On December 31, 2014 we had 7,922 employees in Cemig, Cemig Distribution and Cemig Generation and Transmission, of which 219 were at management level, and 139 were contracted to provide temporary outsourced services. On December 31, 2013 we had 7,922 employees in Cemig, Cemig Distribution and Cemig Generation and Transmission, of which 221 were at management level, and 401 were temporary contracted outsourced providers. On December 31, 2012, we had 8,368 employees, of which 230 were at management level, and 475 were temporary. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at (1)
	December 31, 2014 (2)	December 31, 2013	December 31, 2012
Managers	219	221	230
Professional staff	1,360	1,365	1,215
Operational technical staff and office employees	6,343	6,336	6,923

Total	7,922	7,922	8,368

(1)	These figures include only employees of Cemig Generation and Transmission, Cemig Distribution and Cemig.
(2)	In 2014, 214 employees were hired, 3 were re-admitted and 217 left the Company.

Unions

Annual meetings were held for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or ACTs) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and comes into effect for the subsequent period of 12 months, starting on November 1 of each year.

Negotiations between the Company and the Unions for the 2014–15 Collective Work Agreement are in progress. They comprise negotiations of the economic clauses, since the negotiations for the 2012–13 Collective Work Agreement did not successfully reach a signed agreement, and required opening of collective salary increase proceedings by the negotiating parties. In July 2013 the Regional Employment Appeals Court (Tribunal Regional do Trabalho, or TRT) of the 3rd Region published the Regulating Judgment resulting from the mediation, with validity over four years, that is to say from November 1, 2012 to October 31, 2006. However, the economic clauses may be reviewed annually, through renewed collective negotiations between the various union entities that represent the employees. Thus, for the period 2014–15, the Company brought forward a salary increase of 6.34%, plus monetary restatement of the economic clauses by the same amount, as well as an increase in meal vouchers. Both the 2014–15 ACT, and the Regulating Judgment of the TRT, cover 100% of the employees.

The Regulating Judgment maintained the same points of the ACTs of previous years: payment of day and night overtime; bonuses; setting of a ceiling for grant of financial help for training in technical or graduation courses; advance of the first installment of the annual 13th-salary payment; assistance benefits; release of union leaders and provisional job stability; and funds for grant of salary alterations in accordance with the Careers and Remuneration Plan (Plano de Cargos e Remunerações, or PCR).

In health and safety in the workplace, the employees have the following benefits guaranteed: regulated Internal Accident Prevention Committees (Comissões Internas de Prevenção de Acidentes, or CIPAs), with participation by the unions; medical health inventory; inspection of contractors as to their work safety; and notification of serious or fatal accidents.

During the negotiations in 2014, there was a single stoppage of one day, in which approximately 10% of the employees took part. In the event of strikes, the Company has an Operational Emergency Committee, created for the basic purpose of establishing a Contingency Plan to maintain the Company’s essential services.

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

Remuneration

The Careers and Remuneration Plan (Plano de Carreiras e Remuneração, or PCR) was put in place in 2004, aiming to provide the Company with the instruments of remuneration considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for promotions. These criteria include, among other factors, the performance of the employee. No performance evaluation was carried out in 2013/14, as this process was under review, and at time of writing, is still under review. Distribution of funds for individual salary adjustments was based on the result of performance evaluation in the three preceding cycles. In 2014, of the 1,634 employees that were eligible for consideration for an individual salary adjustment, 729 were awarded salary adjustments.

This table shows the monthly average of Base Salary and of Remuneration, by job category:

	Average base salary at December 31, 2014		Average remuneration at December 31, 2014
Managers	R$	16,685.22	R$	27,004.30
Professional staff	R$	7,844.16	R$	10,344.19
Operational technical staff and office employees	R$	3,742.16	R$	5,949.76

Program for Sharing in Profit, Results, and Productivity:

CEMIG has a program for sharing by the employees of profits and results in accordance with the applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 50% of the corporate targets are achieved, after relative weighting for each of the indicators.

With respect to the results for 2014, the amounts to be received by our employees under the profit sharing program may vary between 70% and 120% of the remuneration attributed to their work category, depending on the extent to which the targets that we set are met. No profit sharing payment will, however, be made to any employee who does not reach the minimum level of 70% of those targets.

In 2014 we brought forward payment of part of the profit shares to employees for the 2014 business year, in the amount of approximately R$106.2 million, and the remaining part will be paid by April 2014.

In 2013, the payment of part of the profit shares to employees for the 2013 business year was brought forward, in the amount of R$96.7 million, and the remaining portion, R$103.4 million, was paid in April 2014, for a total of R$200.1 million paid as participation in profits and results. In 2012, the profit sharing, including the obligatory charges and payments based on payroll, totaled approximately R$204.6 million, of which R$138.5 million was paid in November and December 2012, and the remaining R$66.1 million was paid in April and July 2013.

Benefits

The Company gives its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2014, a total of R$223.2 million was paid in benefits to employees, comprising R$91.7 million in contributions to the pension plan and R$131.5 million in assistance benefits.

Voluntary Retirement Programs

The Premium Severance Program (Programa Prêmio de Desligamento, or PPD) was in force from November 2011 to January 2013. The main financial incentives of the PPD include the following payments: up to 4 times the employee’s gross monthly remuneration, including the prior-notice-period payment; 6 months’ contributions to the Health Plan after leaving the company; an extra payment of 40% of the balance of the employee’s FGTS fund (the payment that would be obligatory if termination were at the initiative of the employer); and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with criteria established in the regulations of the program. Under this program 121 people left the Company in 2013, and 290 in 2012.

The Incentive Severance Program: In January 2013, we introduced the Incentive Severance Program (Programa Incentivado de Desligamento, or PID), in response to the regulatory changes in the energy sector. It was targeted to employees who, in 2013, had over 20 years of (i) employment at Cemig and (ii) contributions to Forluz; and who already had retired status under the National Social Security System (Instituto Nacional de Seguridade Social, or INSS).

In 2013, 854 people left the Company by accepting the terms of the PID. They received (i) payment of up to four times their monthly salary (without exemption from income tax) and (ii) the 40% extra payment on the balance of the employee’s accumulated funds under the FGTS system that would be obligatory if a dismissal were without cause. Additionally, Cemig guaranteed full payment of the group life insurance plan and of the health plan for six months commencing on the date the employee leaves the Company.

In 2014 two employees left the company under the PID – both were on sick leave and received the full benefit on receiving medical confirmation of recovery.

Health and Safety

In 2014, the index of frequency of accidents causing absence from work (Taxa de Frequência de Acidentes com Afastamento, or TFA) for our workforce was 2.01 accidents per million man-hours of exposure to risk. This is a reduction of 4.29% from the previous year, and is the lowest index achieved in the Company since calculation of this index began.

The most frequent causes of work accidents are related to: vehicle traffic; faults in planning, or in analyses of risk of a task; and faults in compliance with the stages of execution of activities.

Share ownership

No member of the Board of Directors or Executive Board owns more than 0.03% of our preferred shares, or more than 0.03% of our common shares.

Item 7.	Major shareholders and related party transactions

Principal shareholders

On December 31, 2014, the government of the State of Minas Gerais was the holder, directly and indirectly of 214,414,739 common shares, or 50.96% of the Company’s shares carrying the right to vote. On the same date AGC Energia, the Company’s second largest stockholder, held 138,700,848 common shares, or approximately 32.96% of those shares, and 42,671,763 preferred shares, or approximately 5.09% of those shares. AGC Energia is a subsidiary of Andrade Gutierrez Concessões S.A. (“AGC”), an affiliate of the AG Group. The AG Group is one of the largest private groups in Latin America, with a presence in the sectors of engineering, construction, telecoms, electricity and public concessions. The shares held by the principal stockholders have the same voting rights as all the other shares.

This table gives information about ownership of the common and preferred shares in Cemig at December 31, 2014:

Shareholder	Common shares	% of the Class	Preferred shares	% of the Class
Minas Gerais State Government (1)	214,471,442	50.97%	79,001,657	9.43%
AGC Energia S.A.	138,700,848	32.96%	42,671,763	5.09%
FIA Dinâmica Energia Fund	36,986,296	8.79%	12,123,138	1.45%
Total of all members of Board of Directors and Executive Board	103,609	0.0%	140,138	0.0%
Others	30,502,444	7.28%	703,579,601	83.96%
Total shares	420,764,639	100%	837,516,297	99.93%
Shares in treasury	69	—	560,649	0.07%

Total shares issued	420,764,708	100%	838,076,946	100%

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

On December 31, 2014 we had 48 holders of common shares who were registered in the United States, holding a total of 6,690,374 common shares; and 270 holders of preferred shares who were registered in the United States, holding a total of 126,247,581 preferred shares. These figures do not include the 271,547,352 preferred shares and 475,367 common shares represented by ADRs.

Although the by-laws do not make any restriction on a change in control of the Company, under the legislation of Minas Gerais State such a change would require a state law authorizing the change of control. Because we are a company controlled by the State, any sale that results in the state government not holding more than 50% of the voting stock of Cemig (or any other transaction that could transfer the control of the company, in whole or in part), requires approval by legislation specifically authorizing this change, made by the legislative power of Minas Gerais, approved by a minimum of 60% of the members of the State Assembly; and this authorization must then also be approved by the local citizens in a referendum.

On April 15, 2010, Lazard Asset Management LLC notified us that it had acquired 17,497,213 shares, or 5.01% of the total shares issued by Cemig. On February 4, 2011, Lazard Asset Management LLC notified us that it had increased its holding in Cemig to 7.46%, a total of 28,673,232 shares. On May 13, 2014, Lazard Asset Management LLC notified us that it held 43.114.404 shares, or 5.14% of the Company’s total shares in circulation.

On June 06, 2014, Lazard Asset Management LLC notified us that it held 42.475.810 shares, or 5,07% of the Company’s total shares in circulation.

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

The FIA Dinâmica Energia held 36,986,296 common shares and 12,123,138 preferred shares by CEMIG.

We are not aware of any other significant alterations in percentages of shares held by holders of 5% or more of our voting shares in circulation during the last three years.

Related party transactions

The Company is party to the following transactions with related parties:

•	Transactions in electricity between generators and distributors were made through auctions organized by the federal government; transactions for transport of electricity by transmission companies take place under the centralized operation of the national grid by the Electricity System Operator (ONS). These transactions take place on terms equivalent to those of arm’s length transactions.

•	Private issue of R$120,000 in non-convertible debentures, updated by the IGP–M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. The contracts have been adjusted to present value.

•	The contracts of Forluz, the entity responsible for managing our employee pension fund, are updated by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Explanatory Note 22) and will be amortized up to the business year of 2024.

•	Cemig’s contributions to the Pension Fund relating to the employees participating in the Mixed Plan (see Explanatory Note 22), calculated on the monthly remunerations in accordance with the regulations of the Fund.

•	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.

•	Contribution by the sponsor to the employees’ Health Plan and Dental Plan.

•	Rental of the head office building.

Item 8.	Financial information

Consolidated financial statements and other financial information

Please consult our financial statements which begin on page F-1 of this document, and “Item 3. Key Information – Selected Consolidated Financial Data.”

Legal and administrative proceedings

The Company and its subsidiaries, especially Cemig GT and Cemig D, are parties in certain legal and administrative proceedings regarding tax, regulatory, consumer, administrative, environmental, employment-law and other issues, in relation to its business. In accordance with IFRS, we record and disclose the amounts of the proceedings that we have determined a loss to “probable”, and disclose the amounts of the proceedings in which we have determined a loss to be “possible”, to the extent these amounts can be reasonably estimated. For more information regarding such contingencies, see the Notes to our consolidated financial statements.

Regulatory matters

Cemig and Cemig Distribution (‘Cemig D’) are parties in 213 lawsuits claiming nullity of a clause in electricity supply contracts for public illumination, signed with various municipalities in the concession area. These actions also request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The cases are based on an alleged mistake by Cemig in the estimate of time used for the calculation of the consumption of electricity by public illumination paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or CIP). On December 31, 2014, the amount involved in these actions was approximately R$1.4 billion, and the chances of loss have been established as “possible”, due to the lack of consistent precedents in favor of the companies’ arguments.

Cemig Generation and Transmission (‘Cemig GT’) filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch 288/2002, which set the guidelines for interpretation of ANEEL Resolution 290/2000, and thus changed the situation of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or MAE), predecessor of the present Electricity Trading Chamber (CCEE). Cemig Generation and Transmission obtained an interim remedy to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount.

The application was granted and Cemig GT now acts as co-litigant with Centrais Elétricas de Santa Catarina S.A. (Celesc) in the principal, Ordinary Action, able to file petitions and appeals if necessary. The trial court ruled against the plaintiff, and AES filed an appeal, which was granted. The decision of the Appeal was the subject of a Motion for Clarification filed by Cemig GT, which has not yet been heard. On December 31, 2014, the amount involved in the action was R$195.4 million, and the chances of loss in the action were assessed as “possible”, since there is still the possibility of the court of appeals’ decision being reversed by subsequent appeals that are currently waiting for judgment.

Cemig GT and its subsidiaries are represented by the Brazilian Independent Electricity Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine) in a legal action in which Apine seeks a declaration of nullity of Articles 2 and 3 of CNPE Resolution 3, of March 6, 2013, which states – in summary – that the National System Operator (Operador Nacional do Sistema, or ONS) shall have the power, in addition to what is indicated by the computer programs, to dispatch electricity resources or change the direction of exchange between sub-markets, and that the cost of the additional dispatch will be prorated between all the agents of the market, in proportion to the electricity traded. The ability to make such rulings represents imposition of a burden on the Generating Agents of the market, which led them, through their associations, including Apine, to question the legality of this Resolution in the Courts. The Plaintiff’s request was granted by the trial court, with interim remedy in favor of members of Apine, including Cemig GT and its subsidiaries. The updated amount of this demand for Cemig GT and its subsidiaries on December 31, 2014, was approximately R$126.8 million, and the chances of loss were assessed as ‘possible’, in view of the unprecedented nature of the subject matter.

Cemig GT applied for an order of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extension of the period of its concession for the Jaguara Hydroelectric Plant, under Clause 4 of Concession Contract 007/1997, obeying the original bases of this contract, which were prior to Law Nº 12,783/2013. Cemig GT was granted an interim injunction, which is still in effect, to continue commercial operation of the Jaguara plant until a judgment is given by the courts on the application for mandamus. The chance of loss in this action has been classified as “possible”, due to its nature and the complexity involved in this particular case. The case has several particular elements: the singular nature of Concession Contract No. 007/1997, the unprecedented nature of the subject matter, and the fact that the action will be a leading case in consideration by the Brazilian Courts of the extension of concessions.

Cemig GT applied for an order of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extend the period of its concession for the São Simão Hydroelectric Plant, under Clause 4 of Concession Contract 007/1997, according to the original terms of this contract, which were prior to Law Nº 12,783/2013. Cemig GT was granted an interim injunction, which is still in effect, to continue commercial operation of the São Simão plant until a final decision is reached by the courts on the application for mandamus. The Reporting Justice of the Court stated in his interim decision that he may re-examine the case in the event that the judgment on the mandamus in the Jaguara case is not given within 45 days after the start of the activities of the First Section of the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ) in 2015.

The chance of loss in this action has been classified as ‘possible’, due to its nature and the complexity involved in this particular case. The case has several particular elements: the unique nature of Concession Contract No. 007/1997, the unprecedented nature of the subject matter, the fact that the action will be a leading case in the discussion of the extension of concessions by Brazilian courts; and the similarity with the case of the Jaguara Plant – both cases are based on the same grounds and are being considered by the same court.

Cemig Distribution is party in an administrative action brought by the Brazilian electricity regulator, ANEEL (Agência Nacional de Energia Elétrica) in which ANEEL claims that accounting procedures required by the sector regulations were not complied with in the valuation of certain Fixed assets in service, following an inspection of those assets by ANEEL, leading to Infringement Notice Nº 014/2014. The Company’s defense seeks to cancel or significantly reduce the penalty applied by ANEEL. As of December 31, 2014, the amount involved in this action was R$59 million. The chances of loss in this action have been assessed as ‘possible’.

Tariff increases

The Federal Public Attorneys’ Office filed a class action against the Company and ANEEL, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment at first instance was given in favor of the plaintiffs. Cemig D and ANEEL have filed an interlocutory appeal with the Regional Federal Appeal Court. A decision by the Court has been pending since March 2008. On December 31, 2014 the amount of the contingency was approximately R$189.6 million. The Company has classified the chances of loss as ‘possible’ due to other favorable precedents, both in the judiciary and in the administrative sphere, in favor of the argument put forward by Cemig D.

Cemig D is defendant in several legal actions, and in particular a class action files by the Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom), challenging amounts of tariffs charged by the Company after 2002 and its method of calculation, and applying for restitution, to all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, of any amounts allegedly unduly charged.’ At December 31, 2014, the amount involved in this action was R$233.8 million. The chances of loss in this action have been assessed as ‘possible’, due to the fact that there is no precedent.

Tax and similar charges

Cemig and its wholly-owned subsidiaries, especially Cemig GT and Cemig D, are parties in several administrative and judicial tax-related proceedings concerning the imposition of state sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços, or ICMS), rural real estate ownership tax (Imposto Sobre a Propriedade Territorial Rural, or ITR), the Contribution for Social Integration (Programa de Integração Social, or PIS), Pasep and Cofins (which are taxes on gross sales revenue), the Social Contribution tax on net profit (Contribuição Social Sobre o Lucro Líquido, or CSLL), and federal corporate income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), among others.

In 2006, Cemig, Cemig Generation and Transmission and Cemig Distribution advanced funds to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We filed the appropriate appeals and are still waiting for resolution from the upper court. On December 31, 2014, the amount involved in these actions was, approximately, R$239.2 million, and we have assessed the chance of loss as “possible”, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in the upper court. We emphasize that, in relation to Income Tax, both the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ) and the Regional Federal Court (“TRF”) of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

The Brazilian Social Security Institute (Instituto Nacional de Seguridade Social – INSS) initiated an administrative proceeding against Cemig in 2006 alleging non-payment of the social security contribution on the amounts paid to the Company’s employees and directors as profit-sharing in the period 2000 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and are waiting for the upper court to decide. On December 31, 2014, the amount involved in this action was assessed as approximately R$144.3 million, and we have assessed the chance of loss as “possible”, based on the result of judgments of the Administrative Tax Appeals Committee (Conselho Administrativo de Recursos Fiscais, or CARF), on similar cases.

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings against Cemig, Cemig GT, Cemig D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit shares, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), the education support contribution (auxílio-educação), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. On December 31, 2014, proceedings for which we assessed the chances of loss as “possible” totaled, approximately, R$1 billion, and proceedings where we assessed the chances of loss as “probable” totaled, approximately, R$2.9 million.

The federal tax authority has filed several administrative proceedings against Cemig, Cemig Generation and Transmission, Cemig Distribution and Sá Carvalho S.A., in relation to Corporate Income Tax (IRPJ) and the Social Contribution on Net Profit (CSLL). On December 31, 2014, proceedings in which we assessed the chances of loss as “possible” totaled approximately R$192 million, and proceedings where we have assessed the chances of loss as ‘probable” totaled approximately R$7 million.

The federal tax authority (Secretaria da Receita Federal) served an infringement notice on Parati – Participações em Ativos de Energia Elétrica (Parati), a Cemig affiliated company, and, on the basis of being a jointly responsible party, on Cemig, in relation to the withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Luce LLC (a company with head offices in Delaware, USA), owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which in turn was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting stock of Light S.A. (Light, which only issues common shares). At present, after certain transactions, Parati has become the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A., which in turn is holder of approximately 13.03% of the voting stock and total share capital of Light. FIP Luce was liquidated on December 6, 2012 and Luce LLC on May 18, 2012. Cemig’s defense was presented on January 15, 2015. The amount claimed in this proceeding, for which the chance of loss was assessed as ‘possible’, totaled, on that date, approximately R$161 million.

Cemig and its subsidiaries, in particular Cemig Generation and Transmission and Cemig Distribution, are parties in several judicial and administrative proceedings dealing with offsetting of credits of IRPJ, CSLL, PIS and Cofins taxes. The companies are contesting the claims of these taxes made by the federal tax authority. On December 31, 2014 the amount for which the chance of loss of loss was assessed as ‘possible’ was approximately R$242.7 million, and the total of cases in which chances of losses were assessed as ‘probable’ was approximately R$0.065 million.

The Company is a party in one judicial and two administrative proceedings involving requests for restitution and offsetting of credits arising from tax carryforward balances indicated in the tax returns (DIPJs) for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). On December 31, 2014 the total amount involved in these proceedings was approximately R$837.9 million. The chances of loss were assessed as ‘possible’, because the final decision will be based above all on examination of the ample documentation of the administrative proceedings relating to the action, when we believe elements will be identified that are able to support Cemig’s arguments.

Contracts

The Company is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (“Light for Everyone”). As of December 31, 2014, the amount involved in these actions was R$183.2 million. The chances of loss in this action have been assessed as ‘possible’.

Cemig is a party in a State Credit Administrative Proceeding (Processo Administrativo de Crédito Estadual, or PACE), brought by the State of Minas Gerais, claiming an additional amount in excess of the amount returned by Cemig to the State of Minas Gerais in December 2011 as restitution of an Advance against Future Capital Increase. In response to the filing of the PACE proceedings, the Board of Directors at its meeting of December 29, 2014 decided to authorize the Executive Board to urgently take the measures necessary to apply for suspension of demandability of the credit being demanded by the State in the PACE, and that this may be made by means of an administrative or court deposit. On December 29, 2014, Cemig made the administrative deposit of the amount claimed by the State of Minas Gerais, of R$239.4 million. On December 31, 2014, the amount involved in this administrative action was approximately R$239.4 million. The chances of loss in this action have been assessed as ‘probable’.

The Company and the State of Minas Gerais are parties in an administrative proceeding before the Audit Court of the State of Minas Gerais, on a representation of supposed irregularities in the manner used for application of arrears interest, and in the percentage of discount given, at the time of the settlement of the debt owed by Minas Gerais State to Cemig in relation to the Contract for Assignment of the Outstanding Balance Receivable on the CRC (Earnings Compensation) Account (‘the CRC Contract’). On December 31, 2014, the amount involved in this action was approximately R$327 million, and the chances of loss in the action were assessed as ‘possible’.

Employment-law obligations

The Company and its subsidiaries are parties in various legal actions brought by its employees and by outsourced professionals. Most of these claims relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments. Under the Brazilian employment laws claimants must file claims for any unpaid amounts to which they are entitled within two years from the termination of the employment contract, and these rights are limited to a period of five years prior to the filing of the claim. On December 31, 2014 the value of the claims for which the chances of loss had been assessed as “probable” was approximately R$185.7 million, and for those with chances of loss assessed as “possible” the amount was R$480.5 million.

Cemig, Cemig D and Cemig GT are parties in an arbitration on the Collective Salary Adjustment, filed by the Union of Minas Gerais Electricity Industry Employees (Sindicato dos Trabalhadores na Indústria Energética de Minas Gerais, or Sindieletro) and 13 other Federations and Unions, to establish the terms of employment contracts of the employees for the period November 1, 2012 to October 31, 2013. The claim contains several requests, including: “Replenishment of inflation losses. Real increase. Salary Floor. Adjustment to the Economic Clauses”. The decision of the Regional Federal Employment Court was published on July 4, 2013, and maintained the existing clauses in the prior collective agreement, without adding any new obligations for the parties. On October 13, 2014 the Superior Labour Court (Tribunal Superior do Trabalho, or TST) published its judgment on an Ordinary Appeal made by Sindieletro and granting a 3% (three per cent) real increase to the employees under the heading of productivity. Cemig filed a motion for clarification with the Specialized Collective Agreement Section of the TST, which dismissed it on December 15, 2014. On December 31 the amount involved in this action was approximately R$127 million, and the chances of loss were assessed as “probable”, in view of the present stage of the proceeding.

Finally, in the last of the cases that we report here: In June 2007 judgment was given against Cemig in a class action taken by the Federal Public Attorneys’ Office for Employment Matters early in 2003, to prevent the Company from using outsourced workers for its end-activities. The judgment ordered the payment of damages for collective pain and suffering in the amount of R$0.3 million and gave the Company nine months to cease to contract employees through outsourced companies as intermediaries. In March 2008 the Higher Employment Law Appeals Court gave an interim decision suspending the effects of the previous judgment until a final decision had been given. In October 2012, the Higher Employment Law Appeals Court reversed the judgment and the judgment of the Regional Employment Court, absolving Cemig from paying moral damages and the collective fines that had been ordered. However, In November 2013, the Higher Employment Law Appeals Court, in a motion for clarification filed by the Public Attorneys’ Office for Employment Matters, revised its decision and partially re-established the judgment ordering payment of damages for pain and suffering, setting them at R$0.15 million; and maintained the decision to reject the action that claimed outsourcing to be against the law. The decision became subject to no further appeal in September 2014, and the payment of R$0.375 million for moral damages was made. The case is now in the phase of proofs of specific performance as required, after which it will be extinguished.

Environmental issues

Cemig, Cemig Generation and Transmission, Southern Electric and FEAM are defendants in a class action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte hydroelectric power plant. Defense has been presented and judgment is awaited. As of December 31, 2013, the amount involved in this action was approximately R$1.8 billion. However, taking into account the phase of the case, and the changes in the legislation subsequent to the distribution of the action, it was possible for the technical staff to reappraise the claims and the amount to be disbursed in the event of loss in the action. On December 31, 2014, the amount involved in this action was approximately R$253.7 million. The chances of loss in this action have been assessed as ‘possible’.

The Public Attorneys’ Office of the State of Minas Gerais and other parties, have brought civil public actions against Cemig, Cemig GT and Cemig D requiring them to invest at least 0.5% (one half of one percent) of their annual operational revenue since 1997 in environmental protection and preservation of the water tables of the municipalities where hydroelectric plants are located, and to indemnify the State of Minas Gerais, proportionately, for environmental damage allegedly caused, arising from omission to comply with Minas Gerais State Law 12503/97. Partial judgment has been given in favor of the plaintiffs in four of these actions by the Minas Gerais State Court of Appeals, ordering Cemig and Cemig GT to invest 0.5% of gross annual revenue since 1997 in measures for preservation and protection of the water tables. The Companies have filed appeals to the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ) and to the Federal Supreme Court (Supremo Tribunal Federal, or STF), since the actions involve federal laws and constitutional matters. On December 31, 2014, the amount involved in these actions was R$76.8 million, and the chances of loss were assessed as ‘possible’.

Additionally, Cemig, Cemig Generation and Transmission and Cemig Distribution are party to number of other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. On December 31, 2014 the amount for which chance of loss was assessed as ‘probable’ was approximately R$1.2 million and the total of cases in which chances of losses were assessed as ‘possible’ was approximately R$43.1 million. These proceedings also include other public civil actions in which the amounts involved cannot be precisely assessed, in our view, since most of these lawsuits are related to alleged environmental damages and claim indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, by expert verification of the amounts involved. . Also, since public civil actions relate to collective rights, individual actions may be filed seeking reparations or damages arising from judicial decisions to be issued under the civil suits.

Property and liability

Cemig, Cemig Generation and Transmission and Cemig Distribution are party in several legal proceedings, mainly as defendant, relating to real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2014 the amount for which chances of loss of loss were assessed as ‘probable’ was approximately R$48 million and the total of cases in which chances of losses were assessed as ‘possible’ was approximately R$158.7 million.

Additionally, Cemig Distribution is a defendant in fifteen legal actions in which the plaintiffs seek indemnity for pain and suffering and property damages related to the accident that took place on February 27, 2011, in the town of Bandeira do Sul, which resulted from coiled metal carnival decorations being thrown over electricity distribution cables, causing a short-circuit which severed medium-voltage cables and resulted, when the cables hit the ground, in the death of 16 people, with dozens of other people injured. On December 31, 2014, the amount involved in the fifteen actions was approximately R$11.2 million. The chances of loss in this action have been assessed as ‘possible’. The greater significance of these actions for Cemig is not related to their financial impacts, but to the negative exposure of the Company’s image, since the accident was widely publicized by the media.

Consumer cases

Cemig Distribution is a defendant in several administrative and judicial proceedings, on subjects related to the provision of electricity distribution service in actions brought by consumers, by the Federal Public Attorneys’ Office and by consumer defense bodies, with claims varying from finding of irregularities in electricity consumption metering, disconnection for non-payment of bills, arrangements to pay bills by installments, and indemnity for pain and suffering and property damages due to accidental disconnections, to indemnity for material damages arising from burn-out of domestic electrical appliances, and other matters Due to the annulment of fines applied by Procon, the consumer defense body, there has been a significant reduction in in the potential resulting cost. On December 31, 2014 the amount for which chance of loss of loss was assessed as ‘probable’ was approximately R$19.1 million and the total of cases in which chances of loss were assessed as ‘possible’ was approximately R$6.8 million.

Dividend Policy and Payments

Obligatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as obligatory dividends, 50% of the net profit of each fiscal year ending December 31, determined in accordance with Law 6,404, dated December 15, 1976, or “Brazilian Corporate Law”. Our preferred shares have priority in the allocation of the obligatory dividend for the period in question. The order of priority of the dividends distribution is as follows:

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

Under the Brazilian Corporate Law, the Board of Directors may declare interim dividends, in the form of interest on capital, to be paid from retained earnings, profit reserves or profit reported in semi-annual or quarterly financial statements. Any interim dividend paid may be set off against the amount of the obligatory dividend payable for the fiscal year in which the interim dividend was paid.

In the fiscal years in which we do not have sufficient profit to pay dividends to our preferred and common shareholders, the State of Minas Gerais guarantees a minimum dividend of 6% of the par value of the preferred or common shares, respectively, per year to all shares of the Company issued up to August 5, 2004 and held by individuals.

Amounts Available for Distribution

The amount available for distribution is calculated on the basis of the financial statements prepared in accordance with accounting practices adopted in Brazil and the procedures described below.

The obligatory dividend is calculated on the basis of adjusted net profit, defined as net profit after addition or subtraction of: (a) amounts allocated to the legal reserve, (b) amounts allocated to the formation of the contingency reserves and reversal of these reserves formed in previous fiscal years, and (c) any unrealized profit transferred to the unrealized profit reserve account, and any amounts previously posted to this reserve account which have been realized in the fiscal year and used to offset losses.

We are obliged to maintain a legal reserve of 5% of the net profit of each fiscal year until it reaches 20% of the Company’s social capital. However, we are not obliged to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and the other established capital reserves exceeds 30% of the Company’s total paid-in capital. Any net losses may be charged against the legal reserve.

Under the Brazilian Corporate Law, gain in subsidiaries or affiliated companies reported by the equity method and income from term sales, realizable after the end of the next fiscal year, are also considered to be unrealized profit.

The total of profit reserves (with the exception of the reserve for contingencies relating to expected losses and the unrealized profit reserve), the legal reserve, the special reserves, the reserve for investment projects, and retained earnings may not be greater than the Company’s registered capital. The amount in excess of our registered capital must be used to increase our registered capital or be distributed as cash dividends.

Under the Brazilian Corporate Law and our by-laws, dividends not claimed within three years from the date on which they are distributed revert to us.

Interest on Capital

Under Brazilian law we may pay interest on capital as an alternative for the distribution of dividends to shareholders. Funds distributed as interest on equity qualify within the calculation of minimum dividend established in the by-laws. These amounts may be paid in cash; and the Company may treat them as an expense for purposes of the calculation of the income tax and social contribution. The total amount paid in interest on capital is limited to the result of application to the Company’s shareholders’ equity of the Long Term Interest Rate (TJLP), published by BNDES and may not exceed the greater of (i) 50% of the net profit (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect of which the payment is made or (ii) 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made. Shareholders who are not resident in Brazil must register with the Brazilian Central Bank so that the foreign currency proceeds of their dividend, interest on equity payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our Preferred ADSs and the common shares underlying our Common ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real depreciated approximately 12.52% relative to the U.S. dollar in 2014. See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business.”

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

Declaration History of Dividends and Interest on Equity (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2012	1,275,989,756	635,611,335	1,642,117,243	817,991,154
2013	553,627,379	232,031,592	1,101,974,620	461,850,217
2014(4)	266,619,949	87,019,795	530,697,050	173,209,651

(1)	Under Brazilian accounting practices, dividends and Interest on Equity are accounted in the business year to the results of which they are declared to correspond, provided that they are previously approved.
(2)	Amounts expressed in reais are expressed in nominal reais.
(3)	The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal reais, by the exchange rate obtained from the Federal Reserve Board’s website on the respective “Record Dates”: May 6, 2013 and May 6, 2014. For dividends and interest on equity related to 2014, the exchange rate used was from April 17, 2015. For additional information about the exchange rate used for dividend and interest on capital conversion, please consult the “Exchange Rate” section above.
(4)	The dividends for 2014 refer to the amounts that were submitted for approval to the Ordinary and Extraordinary General Meetings of Stockholders to be held on April 30, 2015, to be paid by December 30, 2015. Differently from prior years, Cemig’s management proposed to the AGM/EGM to be held on April 30, 2015, distribution of R$797,317 of the Net profit for 2014, and allocation of a further payment, of the same amount, to be held in Stockholders’ equity, in the account Reserve for obligatory dividends, to be paid at a later date, as and when the Company’s financial situation permits.

Significant Changes

Subsequent events:

a)	Aliança Geração de Energia

Conclusion of constitution

On February 27, 2015, the transaction of association between Vale S.A. (Vale) and Cemig GT, through injection of assets into Aliança Geração de Energia S.A. (Aliança), of the equity interests held by Vale and Cemig GT in the following generation assets was concluded: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga. The resulting total for the installed hydroelectric generating capacity of Aliança, arising from the Association, is 1,158 MW in operation (assured offtake level 652 MW), as well as other generation projects.

With the constitution of Aliança, Vale and Cemig GT hold, respectively, 55% and 45% of the total capital. The conclusion of the transaction does not involve any financial disbursement: both companies subscribe assets.

Conclusion of acquisition

On March 31, 2015 acquisition of Vale’s 49% equity interest in Aliança Norte Energia Participações S.A. (‘Aliança Norte’) was completed, which owns 9% of Norte Energia S.A. (‘NESA’) – comprising an indirect equity interest of 4.41% in NESA. This fulfils the condition precedent referred to in the Material Announcement of February 27, 2015.

The acquisition price was R$306, referring to the amount of funds placed by Vale into the share capital of NESA up to the closing date, after monetary updating by the IPCA index, from the date of each injection of funding up to February 28, 2015, in proportion to the indirect equity interest in NESA of 4.41%.

Cemig GT will further pay, within 5 days after publication of the IPCA index for the month of March, an amount equal to the further monetary updating of the acquisition price for the period from February 28, 2015 to March 3, 2015.

b)	Extraordinary tariff adjustment for Cemig D

On February 27, 2015, ANEEL published the rates to be invoiced by Cemig D as from March 2, 2015, resulting from its Extraordinary Tariff Review. This adjustment responds to the costs arising from: (i) increase in the quota charged for the CDE; (ii) increase of costs on purchase of electricity arising from the adjustment of the rate for Itaipu; (iii) the result of the 14th auction for supply from existing power plants, and the 18th Adjustment Auction; and (iv) costs arising from involuntary exposure to the spot market. The average impact on Cemig D’s clients is an increase of 28.76%.

Rates were defined under the Tariff Flag (‘Bandeira’), as follows: R$2.50 (reais) for the Yellow Flag, and R$5.50 (reais) for the Red Flag, for each 100 kWh consumed. These amounts will cover the increase in costs arising from the less favorable conditions for generation of electricity due to the low level of the reservoirs of the hydroelectric plant, which makes it necessary to generate more power from thermoelectric sources, and generates exposures to the spot market.

c)	Advance against future capital increase, in Cemig D

On March 11, 2015 the Board of Directors of Cemig decided to authorize transfer to Cemig D of up to R$100 million, in the form of an Advance against Future Capital Increase (Adiantamento para Futuro Aumento de Capital, or AFAC), and to submit a proposal to an Extraordinary General Meeting of Shareholders to orient the vote of Cemig’s representatives in the Extraordinary Meeting of Cemig D in favor of approval of increase in the share capital of Cemig D, with alteration to the by-laws of that company to reflect the capital increase.

The share capital of Cemig D will increase from R$2,261,998 to R$2,361,998, by issue of 97,116 new nominal common shares without par value, issued for R$1.0297 (reais) each, to be subscribed by Cemig from the AFAC.

The issue price was determined on the basis of the value of Shareholders’ equity per share. The total number of shares will increase from 2,262 to 2,359 nominal common shares without par value.

d)	Commercial papers Issuance by Cemig D

On April 1st, 2015, Cemig Distribution made its eighth issuance of commercial papers, allocated in the Brazilian market with restricted efforts according to CVM Instruction 476, of January 16, 2009, with 340 notes being issued, in single series, with unit value of R$5 each, totalling the amount of R$1,700. The proceeds were used for energy purchases and payment of existing debts. The notes term is 360 days and are due on March 26, 2016, bearing interest rate at 111.70% of the CDI rate per annum, due at maturity. The eighth issuance of commercial papers is guaranteed by CEMIG.

e)	Ordinary tariff adjustment for Cemig D

On April 8, 2015, the Brazilian electricity regulator, Aneel, decided the Annual Tariff Adjustment to be applied to the tariffs of Cemig Distribuição S.A. (‘Cemig D’), a wholly-owned subsidiary of Cemig. This Adjustment results in an average increase of 7.07% in electricity rates paid by clients of Cemig D, in effect as from April 8, 2015, until April 7 of 2016.

For Residential consumers, the increase in the rate charged is 5.93%. For industrial and service sector consumers, served at medium and high voltage, the average increase will be 8.12%. For those served at low voltage, the increase is 6.56%.

Item 9.	The Offer and Listing

Trading Market

The principal trading market for our preferred shares is the BM&FBovespa. Our Preferred ADSs, each representing one preferred share as of December 31, 2014 have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2014 there were approximately 271,547,352 Preferred ADSs outstanding (each representing one preferred share), representing approximately 32.40 % of our 758,374,502 outstanding preferred shares (Free Float).

The principal trading market for our common shares is the BM&FBovespa. Our Common ADSs, each representing one common share as of December 31, 2014 have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2014 there were approximately 475,367 Common ADSs outstanding (each representing one common share), representing 0.11% of our 206,189,588 outstanding common shares (Free Float).

On April 9, 2015, the closing price per preferred share on the BM&FBovespa was R$13.92 and the closing price per Preferred ADS on the NYSE was US$4.57.

On April 9, 2015, the closing price per common share on the BM&FBovespa was R$13.87 and the closing price per Common ADS on the NYSE was US$4.55.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the BM&FBovespa and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares (2)		Common ADSs (2)		Preferred Shares (2)		Preferred ADS (2)
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2010	6.23	4.92	3.82	2.78	8.75	6.86	5.48	3.89
2011	8.95	5.81	5.81	3.22	11.11	7.75	6.87	4.57
2012	14.94	8.57	7.72	4.28	17.40	9.65	8.88	4.65
2013	14.50	10.45	7.09	4.76	14.09	10.32	6.99	4.67
2014	19.29	10.1	8.46	4.42	18.46	10.04	8.35	4.25

2012
1 Q	12.59	8.57	6.97	4.70	15.04	10.51	8.41	5.94
2 Q	14.27	12.11	7.72	6.04	16.63	14.39	8.88	7.34
3 Q	14.94	9.06	7.65	4.53	17.40	10.46	8.80	5.23
4 Q	11.52	9.09	5.80	4.28	11.74	9.65	5.76	4.65

2013
1 Q	12.63	10.45	6.67	5.64	13.06	10.32	6.88	5.23
2 Q	14.50	10.93	7.09	4.89	14.09	11.06	6.99	4.98
3 Q	13.50	11.00	6.13	4.76	13.18	10.75	5.92	4.71
4 Q	12.38	11.19	5.74	4.82	12.23	10.99	5.72	4.67

2014
1 Q	12.93	10.16	5.77	4.42	12.69	10.04	5.70	4.25
2 Q	15.49	12.40	7.31	5.66	15.88	11.94	7.20	5.33
3 Q	19.29	13.74	8.46	6.04	18.46	13.25	8.35	5.50
4 Q	16.25	12.70	6.83	4.83	16.02	11.85	6.74	4.40

2015
1Q	14.12	11.60	5.34	3.64	13.37	10.95	4.90	3.49

November 2014	14.76	12.82	5.85	5.56	14.21	11.94	5.60	4.73
December 2014	14.79	12.93	5.62	4.83	13.82	11.89	5.35	4.40
January 2015	14.12	11.68	5.33	4.39	13.20	10.95	4.90	4.31
February 2015	13.50	11.60	4.81	4.16	13.14	11.15	4.69	3.93
March 2015	13.60	11.87	4.53	3.64	13.37	11.41	4.57	3.49
April 2015 (1)	14.50	13.16	4.70	4.17	14.36	12.88	4.64	4.08

(1)	Through April 9, 2015.

The table below represents the stock dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of stock dividends paid on common and preferred shares and Common and Preferred ADSs
Year	%	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2010	10.00%	04/29/2010	04/29/2010	05/05/2010	05/04/2010	05/10/2010
2012	25.00%	04/27/2012	04/27/2012	05/04/2012	05/02/2012	05/11/2012
2013	12.85%	04/30/2013	04/30/2013	05/07/2013	05/06/2013	05/14/2013
2013	30.76%	12/26/2013	12/26/2013	01/03/2014	12/26/2013	01/10/2014

The stock dividends above mentioned occurred due to increase in our share capital by capitalization of profits reserve and capital reserve.

The shares price and ADSs price were adjusted to the new number of shares, after the stock dividend.

In 2014, and in 2015 up to the date of filing of this 20-F Form, there has been no stock dividend.

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

BM&FBovespa is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2014, the aggregate market capitalization of the 363 companies listed on the BM&FBovespa was equivalent to approximately R$2.20 trillion and the 10 largest companies listed on the BM&FBovespa represented approximately 50% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may be traded on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.

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

We have been a member of Special Corporate Governance Level 1 of the BM&FBovespa since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (“Regulamento do Nível 1 de Governança Corporativa”), which were amended on March 21, 2011 by BM&FBovespa and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•	present our consolidated statements of financial position, Standardized Financial Statements – DFP, consolidated Profit and loss account, quarterly financial statements – ITR, and the Reference Form (Formulário de Referência);

•	include, in the notes to our quarterly financial statements, a note regarding related party transactions, containing the disclosure provided in the applicable accounting rules to annual financial statements;

•	disclose in the Reference Form, any direct or indirect ownership interest per type and class exceeding 5% of each type and class of the Company’s capital stock, to the level of individual shareholders, once the Company has been provided with such information;

•	disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital stock;

•	disclose, by December 10th of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year, Any changes in scheduled events must be informed to the BM&FBovespa and to the public at least 5 days in advance;

•	hold at least one annual meeting with market analysts and any other applicable parties;

•	prepare, disclose and submit to the BM&FBovespa, a securities trading policy and a code of conduct establishing the values and principles that guide the Company;

•	establish that the term of office of our board of directors shall not exceed two years, with reelection being permitted;

•	have different persons occupying the positions of chairman of the board of directors and chief executive officer or main executive officer of our company; and

•	adopt mechanisms that provide for capital dispersion in any public share offerings;

•	include in our by-laws the mandatory provisions required by the BM&FBovespa by May 10, 2014 (which we have already complied with);

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

Trading on Brazilian stock exchanges by non-residents in Brazil is subject to limitations under the Brazilian law on foreign investment. See the section “Item 10. Additional information – Foreign exchange controls”.

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

Trading on the BM&FBovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must obtain registration from the Central Bank of Brazil to be eligible to remit for the remittance of funds U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of Preferred ADSs exchanges its Preferred ADSs for preferred shares or a holder of Common ADSs exchanges its Common ADSs for common shares, the investor will need to apply for registration, as required by Resolution no. 4,373, dated September 29, 2014, which regulates de foreigners investments in Brazilian financial and securities markets. See “Item 10. Additional Information—Exchange Controls”.

Item 10.	Additional Information

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 31300040127. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on June 03, 2014 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

General Meetings of Stockholders

General Meetings of Stockholders are held for the purposes specified in law, as stated in the Brazilian Corporate Law. Ordinary General Meetings are held within the first four months of the business year, and must be called with 15 days’ prior notice. The Brazilian Corporate Law also specifies that the following actions may be taken only at a General Meeting of Stockholders:

•	any change in the by-laws;

•	increase or reduction in the Company’s issued share capital, and subscription of new shares;

•	election and/or dismissal of members of the Board of Directors or of the Fiscal Council;

•	authorization for issue of convertible debentures or any other convertible securities;

•	suspension of exercise of the rights of a stockholder who has violated Brazilian Corporation Law or the by-laws;

•	approval of any merger with or incorporation of or by another company in which we are not the surviving company or the spin-off;

•	acceptance or rejection of the valuation of in-kind contributions offered by a stockholder in consideration for issuance of shares;

•	approval of transformation of the Company into a limited liability company or into any other form of corporate entity;

•	approval of any dissolution or liquidation of the Company, the appointment or dismissal of the respective liquidator and/or review of the reports prepared by him or her;

•	any action relating to bankruptcy or concordata;

•	approval of the financial statements on an annual basis;

•	issuance of ‘founders’ shares’; or

•	cancellation of registry with the CVM as a publicly-held company or delisting of our common shares from the BM&FBovespa, except in the case of a public tender offer for privatization.

As a general rule, the affirmative vote of stockholders representing at least the majority of our issued common shares in circulation, present in person or represented by proxy at a General Meeting of Stockholders, is required to approve or ratify any proposed measure. Abstentions are not taken into account. However, the affirmative vote of stockholders representing one half of our issued shares in circulation is required, for any decision to:

•	create preferred shares or disproportionately increase an existing class of preferred shares in relation to the other classes of shares, unless such action is provided for in, or authorized by, our by-laws;

•	modify a preference, privilege or condition in terms of redemption or amortization conferred on one or more classes of preferred shares; or create a new class with greater privileges than those of the existing classes of preferred shares;

•	reduce the percentage of mandatory dividends;

•	make any change to the Company’s corporate objects;

•	cause the Company to incorporate or to be incorporated by, or to merge with, another company;

•	spin off a portion of our assets or liabilities;

•	approve our participation in a group of companies;

•	apply for cancellation of liquidation status;

•	approve dissolution of the Company;

•	approve the creation of ‘founders’ shares’; and/or

•	approve the incorporation of all of our shares by another company in such a way that we become a wholly-owned subsidiary of that other company.

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

The Board of Directors

Our by-laws require our Board of Directors to comprise 15 sitting members and 15 substitute (alternate) members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	to set the general orientation of the company’s business;

•	to elect and dismiss Chief Officers;

•	to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

•	to decide, upon a proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$14 million;

•	to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$14 million or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

•	to call the General Meeting of Stockholders;

•	to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

•	to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

•	to choose, and to dismiss, the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

•	to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, for amounts of R$14 million or more;

•	to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

•	to authorize, upon a proposal by the Executive Board, the filing of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$14 million;

•	to approve the issuance of securities (including debentures and notes) in the local and international capital markets;

•	to delegate to the Executive Board the power to authorize signing of contracts for the sale of electricity or provision of distribution or transmission services, in accordance with the legislation;

•	to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and any changes or revisions thereof;

•	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

•	to authorize exercise of the right of preference in stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

•	to approve declarations of vote in the General Meetings of Stockholders and orientations for voting in the meetings of the boards of directors of the wholly-owned and other subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved; and such decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these by-laws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

•	to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

•	to approve the institution of committees, in accordance with its Internal Regulations: each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter, whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors;

•	to authorize provisions in the Company’s accounts, in amounts of R$14 million reais or more, upon proposal by the Executive Board.

The financial limit referred to established above is adjusted, in January of each year, by the IGP–M inflation index (‘General Price Index – Market’), published by the Getúlio Vargas Foundation. As from January 2015 this limit had been adjusted to R$17,355,065.94.

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

Redemption Rights

Our common shares and preferred shares are not redeemable, with the exception that a dissenting stockholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a stockholders’ meeting by stockholders representing at least 50% of the voting shares:

•	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of share (unless such actions are provided for or authorized by the by-laws);

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to change the Company’s corporate objects;

•	to have the Company be incorporated by another company or merged;

•	to transfer all of our shares to another company in such a way as to make us a wholly-owned subsidiary of that company;

•	to approve acquisition of the control of another company at a price that exceeds certain limits set out in the Brazilian Corporate Law;

•	to carry out a split of the Company;

•	to transform the Company into another type of company;

•	to approve the Company’s participation in a group of companies as defined in the Brazilian Corporate Law;

•	or in the event that an entity resulting from (a) an incorporation, (b) transfer of shares as described in item (6) above or (c) a split made by the Company fails to become a listed company within 120 calendar days from the meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require the Company to redeem their shares. The right of redemption mentioned in items (5), (6) (7) and (10) above may only be exercised if our shares do not satisfy certain indices of liquidity or dispersion at the time of the decision by the stockholder. The stockholder’s right to withdraw referred to in item (8) may be exercised only if the split results in: (a) change in the corporate objects, except when the equity value of the assets and liabilities split off is passed to a company whose preponderant activity coincides with that arising from the corporate objects of the company from which it is split; (b) reduction of the obligatory dividend; or (c) participation in a group of companies. Also note that in the case of item (11), the right to withdraw applies to all the Company’s stockholders, and not only to those who have been dissident at the related General Meeting of Stockholders. The right to redeem shares will expire 30 calendar days from publication of the minutes of the related stockholders’ meeting, except: (a) in the case of items (1) and (2) above, if the decision is subject to confirmation by the holders of the preferred shares (which must be given in an Extraordinary General Meeting to be held within one year), in which case the period of 30 days shall be counted from publication of the minutes of the Extraordinary General Meeting; or (b) in the case of item (11) above, in which case the period of 30 days shall be counted from the end of a period of 120 days, given for the company resulting from the incorporation, merger or split to obtain a listed company registration and have its shares listed on the secondary market.

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

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to Annex II to CMN Resolution No. 4,373 dated September 29, 2014. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law No. 4,131 of September 3, 1962 or CMN Resolution No. 4,373 of September 29, 2014, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under CMN Resolution No. 2,689, who are not resident in a tax haven, as defined by Brazilian tax laws.

Under CMN Resolution No, 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with CMN Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Securities and other financial assets held by CMN Resolution No, 4,373 investors must be registered or maintained in deposit accounts or in the custody of an entity duly licensed by the Central Bank or the CVM. In addition, any transfer of a security that is held pursuant to CMN Resolution No. 4,373 must be made according to the Central Bank and CVM rules. Holders of Preferred ADSs or Common ADSs who have not registered their investment with the Central Bank could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Preferred ADSs have been approved under the Resolution no. 1,289, which was repealed by Resolution no. 4,373, by the Central Bank and the CVM, and the Common ADSs have been approved by the CVM (since authorization from the Central Bank is no longer necessary).

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

In the event that a holder of Preferred ADSs exchanges such Preferred ADSs for preferred shares, or a holder of Common ADSs exchanges such Common ADSs for common shares, such such investment will need to be registered with the Brazilian Central Bank, according to the Resolution no. 4,373. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs or Common ADSs. Regardless of qualification under Resolution No. 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations”.

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

Taxation of Gains—According to Law No. 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as our shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil, This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is made or not to an individual or entity resident or domiciled in Brazil.

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

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are subject to the withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel, or CMN (Resolution No. 4373, of September 29, 2014), or a Registered Holder, and (ii) is not a Tax Haven Holder; and

•	are subject to income tax at a rate of 15% with respect to gains realized by a non-Brazilian holder that is not a Registered Holder and is not a Tax Haven Holders (including a non-Brazilian holder who qualifies under Law No, 4,131/62) and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0,005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposal of shares that are sold on the Brazilian stock exchange:

•	are subject to income tax at a rate of 15% when realized by any non-Brazilian holder that is not a Tax Haven Holder, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven Holder, no matter if a Registered Holder or not.

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

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil—Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax, Insofar as the regulatory norm referred to is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

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

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares—Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian withholding income tax.

Upon receipt of the underlying preferred shares in exchange for Preferred ADSs or the underlying common shares in exchange for Common ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign portfolio investment under CMN Resolution No. 4373/2014, which will entitle them to the tax treatment referred above in connection with “U.S. market investors”.

Alternatively, the non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section “Taxation of Gains”.

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs—The deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or common shares or, in the case of other market investors under CMN Resolution No. 4373/2014, the acquisition cost of the preferred shares or common shares, as the case may be, is lower than:

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares or common shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15% or 25% for Tax Haven Holders. Although there is no clear regulatory guidance, such taxation should not apply in case of Non-Resident Holders registered under CMN Resolution No. 4373/2014, other than Tax Haven Residents.

Taxation of foreign exchange transactions—Brazilian law imposes Financial Transactions Tax (Imposto sobre Operações Financeiras, or IOF) on foreign exchange transactions (known as the IOF/Câmbio, or ‘FX IOF’), on conversion of Reais into foreign currency or vice-versa. The currently applicable rate of this tax for almost all foreign exchange transactions is 0.38%, but other rates are applicable to certain transactions, of which the following are examples:

(i)	inflow of foreign exchange funds for transactions made in the financial and capital markets of Brasil by a Non-Brazilian Holder: 0%;

(ii)	transactions contracted by a foreign investor for transfers from outside Brazil of funds for investment in equities in Brazil effected on a stock exchange or a commodities or futures exchange under CMN Resolution 4373/2014: 0%;

(iii)	foreign exchange transactions for the return of funds invested by a foreign investor in the financial and capital markets described in items (i) and (ii) above: 0%;

(iv)	foreign exchange transactions for payment of dividends and Interest on Equity relating to the investments described in items (i), (ii) and (iii) above: 0%;

(v)	simultaneous foreign exchange transactions relating to cancellation of depositary receipts for transfer of the investment into shares traded on the stock exchange: 0%;

(vi)	settlement of foreign exchange transactions relating to foreign loans with first maturity at 180 days or more is subject to an IOF rate of 0%; and

(vii)	settlement of foreign exchange transactions relating to foreign loans subject to registry with the Brazilian Central Bank contracted directly or through issuance of securities in the international market, which have first maturity at less than 180 days, is subject to IOF tax at the rate of 6%.

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

Taxation on transactions relating to securities—Brazilian legislation imposes a tax on financial transactions relating to securities (referred to as the IOF tax on Securities, or the ‘IOF/Títulos’), including transactions made on Brazilian stock exchanges.

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

Other Brazilian Taxes—Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamps, issues, registrations, or similar taxes or duties payable by holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

U.S. tax Considerations—As a general rule, for the purpose of U.S. federal income tax, U.S. holders of ADSs are treated as holders of the underlying common or preferred shares. Consequently, the conversion of ADSs into shares or of shares into ADSs will not, usually, be taxed for the purposes of income tax in the United States.

Taxation of Distributions—Subject to the discussion below under “– Passive Foreign Investment Company Rules,” distributions with respect to the shares or the ADSs (other than distributions in redemption of the shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends. A distribution also includes the amount of any Brazilian taxes withheld on any such distribution, if any. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the shares or ADSs to qualify as dividends depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. The Company does not currently intend to maintain calculation of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. holders should expect that all distributions made with respect to the shares or ADSs will generally be treated as dividends. Cash dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to

(i)	the shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, or

(ii)	the shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary bank, and in either case, will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of shares, or the depositary bank, in the case of shares represented by ADSs.

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

Distributions to U.S. holders of additional shares of “common stock” or preemptive rights relating to such “common stock” with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes, but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. Non-pro rata distributions of such shares or rights generally would be includible in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution. It is not entirely clear whether the preferred shares will be treated as “preferred stock” or “common stock” for this purpose. If the preferred shares are treated as “common stock” for these purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs. On the other hand, if the preferred shares are treated as “preferred stock” a distribution of additional shares or preemptive rights would be includible in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

Qualified Dividend Income—Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” currently may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations”. In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

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

Passive Foreign Investment Company Rules—Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is “passive income” or (ii) 50% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

The Company does not believe that it was a PFIC, for U.S. federal income tax purposes, for its preceding taxable year and does not expect to be a PFIC in its current taxable year or in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets, the market value of assets from time to time, and the application of rules that are not always clear, there can be no assurance that the Company will not be classified as a PFIC for any taxable year.

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

Tax on Net Investment Income—A U.S. holder that is an individual, an estate or a trust (other than a trust that falls into a special class of trusts that is exempt from such tax) will be subject to a 3,8% tax on the lesser of (1) the U.S. holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending upon the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividend income on the shares or ADSs, and its net gains from the disposition of the shares or ADSs. U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to their income and gains in respect of the shares or ADSs.

Information Reporting and Backup Withholding—Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to backup withholding. Investors who are individuals and fail to report required information could be subject to substantial penalties. Investors should consult their own tax advisors regarding these requirements. United States backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the U.S. Internal Revenue Service.

In addition, certain U.S. holders may be required to report to the U.S. Internal Revenue Service certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds a specified threshold. U.S. holders that hold the ADSs through a U.S. brokerage account should not be subject to this reporting requirement with respect to their investment in the ADSs. U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to the ADSs or shares.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D,C, 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1200, 30190—131 Belo Horizonte, Minas Gerais, Brazil.

Insurance

We have insurance policies to cover fire to the building in which our head office is located, and operational risk to the rotors, generators and transformers of our principal generating plants and substations caused by fire or risks such as equipment failure. We also have insurance policies covering damage to or caused by the aircraft used in our operations.

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

Difficulties of Enforcing Civil Liabilities against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil. In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of Preferred ADSs or Common ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets. It may not be possible for holders of Preferred ADSs or Common ADSs to effect service of process within the United States upon our executive officers and directors, or to realize in the United States upon judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets. We have been advised by Brazilian counsel, Stocche, Forbes, Padis, Filizzola, Clápis, Pássaro, Meyer e Refinetti Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil to the extent Brazilian courts may have jurisdiction. A judgment against us, or the persons described above, obtained outside Brazil, is subject to confirmation by the Brazilian Superior Court of Justice, without reconsideration of the merits. That confirmation will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made, or after sufficient evidence of the parties absence has been given, as established pursuant to applicable Law;

•	is not subject to appeal;

•	is for the payment of a certain sum;

•	is authenticated by a Brazilian consular officer in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese;

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

We cannot assure you the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the Preferred ADSs and the preferred shares represented by the Preferred ADSs or the Common ADSs and the common shares represented by the Common ADSs.

We were further advised by respective Brazilian counsel that:

•	original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty. Brazilian courts will enforce liabilities in such actions against us and our officers; and

•	the ability of a creditor or the other persons named above to satisfy a judgment by attaching our assets or those of the selling shareholders is limited by provisions of Brazilian law.

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

Exchange Rate Risk

On December 31, 2014 approximately 0.3% of our outstanding indebtedness, or R$39 million, was denominated in foreign currencies, of which approximately 0.2%, or R$25 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2015, the potential loss we would experience in the event of a hypothetical 25% and 50% depreciation of the real against the U.S. dollar and other foreign currencies would be approximately R$54 million and R$65 million, respectively related primarily due to an increase in our real-denominated interest expense. In 2015, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual rate expense, of approximately R$10 million and R$17 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financings and debentures with maturity dates in 2014, compared to probable scenario. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The tables below provide summary information regarding our exposure to exchange rate risk as of December 31, 2014:

U.S. Dollar	R$ (Million)
Financing	24
Supplier (Itaipu)	149
Less Contracted derivative instruments	—

173
Other Currencies
Financing	15

Net liabilities exposed to exchange rate risk	188

Interest Rate Risk

On December 31, 2014 we had R$13,509 million in loans and financing outstanding, of which approximately R$13,494 million bore interest at floating rates which, R$13,445 million bear interest at rates tied to inflation indexes and the SELIC rate and R$49 million is subject principally to LIBOR.

At December 31, 2014 we had liabilities, net of other assets that bore interest at floating rates in the amount of R$11,595 million. The assets consisted mainly of cash and cash equivalents, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held on December 31, 2014 would result in a potential loss of R$11.60 million to be recorded as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ (Million)
Floating rate debt:
Real-denominated	13,469
Foreign currency-denominated	25

13,494
Fixed rate debt:
Real-denominated
Foreign currency-denominated	15

Total	13,509

Total Portfolio
Floating Rate (R$ million)
Assets:
Cash and cash equivalents	887
Securities	1,011
Escrow Depósits	1

Total	1,899
Liabilities:
Financings (Floating Rate)	(13,494)
Total liabilities	(13,494)

Total	(11,595)

Item 12.	Description of Securities Other than Equity Securities

American Depositary Shares

Citibank, N.A, serves as the depositary (the “Depositary”) for both our Common ADSs and Preferred ADSs. Holders of ADSs, any person or entity having a beneficial interest deriving from the ownership of the ADSs, and persons depositing shares or surrendering ADSs for cancellation and withdrawal of Deposited Securities (as defined in the Deposit Agreements) are required to pay to the Depositary certain fees and related charges as identified below.

The fees associated with our Common ADSs are as follows:

Service	Rate	By Whom Paid

(1) Issuance of Common ADSs upon deposit of common shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Person depositing common shares or person receiving Common ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) surrendered.	Person surrendering Common ADSs for purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

(3) Distribution of cash dividend or other cash distributions (i,e, sale of rights and other entitlements).	Up to $2.00 per 100 Common ADSs (or fraction thereof) held.	Person to whom distribution is made.

(4) Distribution of Common ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Person to whom distribution is made.

(5) Distribution of securities other than Common ADSs or rights to purchase additional Common ADSs (i.e, spin off shares).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Person to whom distribution is made.

(6) Transfer of ADRs.	$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

The fees associated with our Preferred ADSs are as follows:

Service	Rate	By Whom Paid

(1) Issuance of Preferred ADSs upon deposit of preferred shares (excluding issuances contemplated by paragraphs (3)(b) and (5) below).	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Person for whom deposits are made or person receiving Preferred ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of Preferred ADSs.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) surrendered.	Person surrendering Preferred ADSs or making withdrawal.

(3) Distribution of (a) cash dividend or (b) Preferred ADSs pursuant to stock dividends (or other free distribution of stock).	No fee, so long as prohibited by the exchange upon which the Preferred ADSs are listed, If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of Preferred ADSs pursuant to stock dividends (or other free distribution of stock) and the fees specified in (4) below shall be payable in respect of distributions of cash.	Person to whom distribution is made.

(4) Distribution of cash proceeds (i.e., upon sale of rights and other entitlements).	Up to $2.00 per 100 Preferred ADSs (or fraction thereof) held.	Person to whom distribution is made.

(5) Distribution of Preferred ADSs pursuant to exercise of rights.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Person to whom distribution is made.

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse us, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2014 totaled a net amount of approximately US$3,041 million, after deduction of applicable US taxes, in the amount of US$1,30 million.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer, or CEO, and Chief Financial and Investor Relations Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures, and concluded that on December 31, 2014 these disclosure controls and procedures were effective to provide reasonable assurance that information in our files and records to be disclosed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, in a appropriate manner to allow timely decisions regarding the required disclosure.

(b)	Management’s Annual Report on Internal Control related to Financial Reporting

Our Executive Board, including our CEO and CFO, is responsible for establishing and maintaining effective internal controls over financial reporting.

Our internal controls over financial reporting include policies and procedures that were implemented to provide reasonable assurance as to (i) the reliability of the recording accounting and financial information; (ii) the preparation of accounting records in accordance with IFRS; (iii) the processing of payments and receipts in accordance with management authorization; and (iv) the timely detection of inappropriate acquisitions, and the disposal or allocation of material assets. We emphasize that due to their inherent limitations, the possibility exists that these actions may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal controls over financial reporting for future periods are subject to the risk that controls may become inadequate because of changes in conditions in which they operate, or not detect matters that are non-compliant with the established policies or procedures.

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2014 based on the criteria established in the Internal Control Integrated Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (2013). The scope of management’s assessment of the effectiveness of our internal control over financial reporting included all relevant operations, except for the operation of the subsidiary Gasmig, which we acquired on October, 2014. This exclusion is in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition. Gasmig constituted 7,3% of the total assets and 3,4% of the net profit of the consolidated financial statements of the Company for the year ended December 31, 2014. Our management concluded that, for the year ended December 31, 2014 our system of internal controls over financial reporting was effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2014, Deloitte Touche Tohmatsu Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 and issued an attestation report, which is included below.

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

(c)	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais—CEMIG

Belo Horizonte, MG, Brazil

We have audited the internal control over financial reporting of Companhia Energética de Minas Gerais—CEMIG and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control related to Financial Reporting, management excluded from its assessment the internal control over financial reporting at Companhia de Gás de Minas Gerais—GASMIG, which was acquired on September 30, 2014 and whose financial statements constitute 12.6% and 7.3% of net and total assets, respectively, 1.7% of revenues, and 3.4% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Companhia de Gás de Minas Gerais—GASMIG. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control related to Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 10, 2015 expressed an unqualified opinion on those financial statements and included explanatory paragraphs related to (i) the Usina Hidrelétrica Jaguara (“UHE Jaguara”) and Usina Hidrelétrica São Simão (“UHE São Simão”) concession agreements that expired in August, 2013 and January, 2015, respectively; and (ii) the distribution concession agreements that will expire on February 2016.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Belo Horizonte, MG, Brazil

April 10, 2015

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our system of internal control over financial reporting during the year ending on December 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

On October 2014 the Company completed the acquisition of its subsidiary Gasmig and is in the process of reviewing the internal control structure of this company. If necessary, Cemig will make the appropriate changes, since Gasmig is part of the overall scope of the Company’s internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Fiscal Council acts as our Audit Committee for the purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A–3 of the SEC rules on Audit Committees of listed companies on the New York Stock Exchange, non-U.S. issuers are permitted not to have a separate Audit Committee made up of independent members, if there is an Fiscal Council established and chosen in accordance with the legislation of its origin country, expressly requiring or allowing that Fiscal Council to obey certain obligations. Section 10A–3 also allows a Brazilian Fiscal Council to exercise the obligations and responsibilities of an Audit Committee as constituted under the laws of the United States, up to the limit permitted by Brazilian law. The financial experts of our Fiscal Council are Mr. Bruno Gonçalves Siqueira and Mr. Ari Barcelos da Silva.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial and Investor Relations Officer and to persons performing similar functions as well as to our directors, other officers and employees. Our code of ethics was filed with the SEC as Exhibit 11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and is also available on our website at www.cemig.com.br. If we change the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial and Investor Relations Officer, and/or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such change or waiver within five business days following the date of the change or waiver on our web site at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal year ended December 31, 2014, 2013, and 2012:

	Year ended December 31,
	2014	2013	2012
	(thousands of reais)
Audit fees	1,489	1,444	1,018
Additional services:
Review of income tax returns and quarterly provisions for income tax and Social Contribution tax	74	70	28
Audit of Related Fees	14	13	7
Total fees	1,577	1,527	1,053

Audit fees — Audit fees in the above table are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in 2014, 2013 and 2012 in connection with the audit of our annual financial statements prepared in accordance with the IFRS standards issued by IASB, the review of our quarterly statutory financial statements and assessment of internal controls as required under Sarbanes-Oxley. Of the total amount of R$1,053 thousand of fees paid in 2012, R$286 thousand was paid to KPMG for the services provided in the first quarter of 2012. Beginning on the second quarter of 2012, Deloitte Touche Tohmatsu Independent became our auditor.

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

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach

303A.01	A listed company must have a majority of independent directors; “Controlled companies” are not required to comply with this requirement.	Under Section 303A of the rules of the New York Stock Exchange, “controlled company” is taken to include a company in which more than 50% of the voting power is held by one individual, a group or another company. Since 50.97% of the voting stock of CEMIG is held by the State of Minas Gerais, it is considered to be a controlled company. Therefore, this requirement currently does not apply to CEMIG.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of CEMIG do not meet at regularly scheduled executive sessions without management.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

As a controlled company, CEMIG is not required to have a nominating/governance committee.

Nonetheless, CEMIG has a Corporate Governance Committee, composed of dependent and independent directors, and its responsibilities are clearly defined in the internal regulations of the Board of Directors.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, “Controlled companies” are not required to comply with this requirement.	As a controlled company, CEMIG would not be required to comply with the compensation committee requirements as if it were a U.S. domestic issuer. CEMIG does not have a compensation committee.

303A.06 and 303A.07	A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, with a written charter that covers certain minimum specified duties.	CEMIG exercised its prerogative under SEC Rule 10A-3 and the Sarbanes Oxley Act of 2002, which allow non U.S. issuers not to have an Audit Committee, Our Fiscal Council carries out the functions of an Audit Committee of the United States up to the limit permitted by Brazilian law.

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

303A.12	Each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s Chief Executive Officer will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-134 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•	Report of Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2014 and 2013;
•	Audited Consolidated Statement of Financial Position as of December 31, 2014 and December 31 2013;
•	Audited Consolidated Income Statement and Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012;
•	Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012;
•	Audited Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and
•	Notes to the Consolidated Financial Statements

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document

1	Corporate by-laws of CEMIG, as amended and in effect since June 03, 2014.

2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2	Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

2.5	Summary of 5th Issuance of Unsecured, Non-Convertible Debentures, Single Series, with additional guarantee, dated December 10, 2014, by Cemig Geração e Transmissão S.A.

2.6	Summary of 5th Issuance of Promissory Notes, Single Series, dated June 27, 2014, by Cemig Geração e Transmissão S.A.

2.7	Summary of 8th Issuance of Promissory Notes, Single Series, dated April 1, 2015, by Cemig Distribuição S.A.

4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3	Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6	First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7	Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

Exhibit Number	Document

4.10	Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribution and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Generation and Transmission and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribution and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17	Share Purchase Agreement, dated April 23, 2009, between Cemig Generation and Transmission, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20	English Summary of Put Option Agreement between Companhia Energética de Minas Gerais – CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

Exhibit Number	Document

4.24	English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.25	English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.26	English Summary of Agreement between Parati S.A and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between Cemig Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by Cemig Distribuição S.A., dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.32	Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais –Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.33	Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA (“Paineiras”) e Epícares Empreendimentos e Participações Ltda (“Epícares”), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.35	Summary of Share Purchase Agreement, between CEMIG and Petrobras (Petróleo Brasileiro S.A.) dated July 21, 2014 regarding the acquisition of the 40% equity interest held by the Petrobras subsidiary Gaspetro in Gasmig (Companhia de Gás de Minas Gerais).

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS–CEMIG
By:	/s/ Mauro Borges Lemos

Name:	Mauro Borges Lemos
Title:	Chief Executive Officer

Date: April 29, 2015

Exhibit Index

Exhibit Number	Document

1	Corporate by-laws of CEMIG, as amended and in effect since June 3, 2014.

2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2	Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

2.5	Summary of 5th Issuance of Unsecured, Non-Convertible Debentures, Single Series, with additional guarantee, dated December 10, 2014, by Cemig Geração e Transmissão S.A.

2.6	Summary of 5th Issuance of Promissory Notes, Single Series, dated June 27, 2014, by Cemig Geração e Transmissão S.A.

2.7	Summary of 8th Issuance of Promissory Notes, Single Series, dated April 1, 2015, by Cemig Distribuição S.A.

4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3	Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6	First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7	Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.10	Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

Exhibit Number	Document

4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribution and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Generation and Transmission and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribution and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17	Share Purchase Agreement, dated April 23, 2009, between Cemig Generation and Transmission, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20	English Summary of Put Option Agreement between Companhia Energética de Minas Gerais – CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

4.24	English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

Exhibit Number	Document

4.25	English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.26	English Summary of Put Option Agreement between Parati S.A. and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda., Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between Cemig Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by Cemig Distribuição S.A., dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013
(File No. 1-15224)).

4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013
(File No. 1-15224)).

4.32	Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais – Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224))

4.33	Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA. (“Paineiras”) e Epícares Empreendimentos e Participações LTDA. (“Epícares”), dated March 12, 2013 (incorporated by reference to the
Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.35	Summary of Share Purchase Agreement, between CEMIG and Petrobras (Petróleo Brasileiro S.A.) dated July 21, 2014 regarding the acquisition of the 40% equity interest held by the Petrobras subsidiary Gaspetro in Gasmig (Companhia de Gás de Minas Gerais).

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on July 1, 2004 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais—CEMIG and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais—CEMIG and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards—IFRS, as issued by the International Accounting Standards Board—IASB.

As discussed in Notes 4 and 15 to the consolidated financial statements, the Usina Hidrelétrica Jaguara (“UHE Jaguara”) and Usina Hidrelétrica São Simão (“UHE São Simão”) concession agreements expired in August, 2013 and January, 2015, respectively. The Company is discussing in courts the extension for these concessions and continues to operate these plants based on a preliminary injunctions issued by the Superior Tribunal de Justiça—STJ, Brazilian Superior Court of Justice.

As discussed in Note 4 to the consolidated financial statements, the Company’s distribution concession agreements will expire in February, 2016. The Company has requested the renewal of these concessions from the Granting Authority. As of the date of this report, it is unknown whether or not these concessions will be renewed and, if renewed, the related conditions of the respective renewals.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.
DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Belo Horizonte, MG, Brazil

April 10, 2015

CONTENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	2
CONSOLIDATED STATEMENTS OF INCOME	4
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED	6
CONSOLIDATED STATEMENTS OF CASH FLOW	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	10
1. OPERATING CONTEXT	10
2. BASIS OF PREPARATION	16
3. PRINCIPLES OF CONSOLIDATION	33
4. CONCESSIONS AND AUTHORIZATIONS	35
5. OPERATING SEGMENTS	42
6. CASH AND CASH EQUIVALENTS	46
7. SECURITIES	46
8. CONSUMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS	47
9. RECOVERABLE TAXES	48
10. INCOME AND SOCIAL CONTRIBUTION TAXES	48
11. ESCROW DEPOSITS	51
12. ENERGY DEVELOPMENT ACCOUNT (CDE)	51
13. FINANCIAL ASSETS OF THE CONCESSION	52
14. INVESTMENTS	56
15. PROPERTY, PLANT AND EQUIPMENT	74
16. INTANGIBLE ASSETS	79
17. SUPPLIERS	81
18. TAXES, INCOME TAXES AND SOCIAL CONTRIBUTION TAXES	81
19. LOANS, FINANCINGS AND DEBENTURES	82
20. REGULATORY CHARGES	88
21. POST-RETIREMENT LIABILITIES	88
22. PROVISIONS	94
23. EQUITY AND REMUNERATION TO SHAREHOLDERS	105
24. REVENUE	110
25. OPERATING COSTS AND EXPENSES	113
26. FINANCIAL REVENUES AND EXPENSES	115
27. RELATED PARTY TRANSACTIONS	117
28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	120
29. MEASUREMENT AT FAIR VALUE	128
30. INSURANCE	130
31. COMMITMENTS	131
32. NON-CASH TRANSACTIONS	131
33. SUBSEQUENT EVENTS	131

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

ASSETS

(MILLIONS OF BRAZILIAN REAIS—R$)

	Note	2014	2013
Current
Cash and cash equivalents	6	887	2,202
Marketable securities	7	994	933
Consumers and traders	8	2,142	1,912
Concession holders – Transport of electricity	8	248	241
Financial assets of the concession	13	848	2
Recoverable taxes	9	214	481
Income and social contribution tax credits	10a	295	249
Dividends receivable		73	17
Inventories		40	38
Energy Development Account (CDE)	12	345	175
Other		468	419

TOTAL, CURRENT		6,554	6,669

NON-CURRENT
Marketable securities	7	17	90
Consumers and traders	8	203	180
Concession holders – Transport of electricity	8	6	8
Recoverable taxes	9	387	382
Income and social contribution taxes recoverable	10a	207	178
Deferred income and social contribution taxes	10b	1,246	1,221
Escrow deposits	11	1,535	1,180
Other credits		407	83
Financial assets of the concession	13	7,475	5,841
Investments	14	8,040	6,161
Property, plant and equipment	15	5,544	5,817
Intangible assets	16	3,379	2,004

TOTAL, NON-CURRENT		28,446	23,145

TOTAL ASSETS		35,000	29,814

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

LIABILITIES

(MILLIONS OF BRAZILIAN REAIS—R$)

	Note	2014	2013
Suppliers	17	1,604	1,066
Regulatory charges	20	106	153
Profit sharing		116	125
Taxes payable	18a	555	499
Income and Social Contribution taxes	18b	43	35
Interest on equity and dividends payable		1,643	1,108
Loans and financings	19	4,151	1,056
Debentures	19	1,140	1,182
Payroll and related charges		195	186
Post-retirement liabilities	21	153	138
Concessions payable		22	20
Other obligations		395	354

TOTAL, CURRENT		10,123	5,922

NON-CURRENT
Regulatory charges	20	252	193
Loans and financings	19	1,832	2,379
Debentures	19	6,386	4,840
Taxes payable	18a	723	705
Deferred income and social contribution taxes	18b	611	256
Provisions	22	755	306
Concessions payable		157	152
Post-retirement liabilities	21	2,478	2,311
Other obligations		398	112

TOTAL, NON-CURRENT		13,592	11,254

TOTAL LIABILITIES		23,715	17,176

EQUITY	23
Share capital		6,294	6,294
Capital reserves		1,925	1,925
Profit reserves		2,594	3,840
Equity Valuation Reserve
Deemed cost of property, plant and equipment		780	850
Other Comprehensive Income		(312)	(271)

EQUITY ATTRIBUTABLE TO THE CONTROLLING SHAREHOLDERS		11,281	12,638

EQUITY ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDERS		4	—

TOTAL EQUITY		11,285	12,638

TOTAL LIABILITIES AND EQUITY		35,000	29,814

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(MILLIONS OF BRAZILIAN REAIS—R$)

(except Net income per share)

	Note	2014	2013	2012
NET REVENUE	24	19,540	14,627	14,137
OPERATING COSTS
COST OF ELECTRICITY AND GAS	25
Electricity purchased for resale		(7,428)	(5,207)	(4,683)
Charges for the use of the national grid		(744)	(575)	(883)
Gas purchased for resale		(254)	—	—

		(8,426)	(5,782)	(5,566)
OTHER COSTS	25
Personnel and managers		(999)	(946)	(950)
Materials		(340)	(111)	(60)
Outsourced services		(736)	(672)	(741)
Depreciation and amortization		(779)	(782)	(729)
Operating provisions		(262)	(212)	(43)
Royalties for use of water resources		(127)	(131)	(185)
Infrastructure construction cost		(942)	(975)	(1,336)
Other		(191)	(237)	(85)

		(4,376)	(4,066)	(4,129)
TOTAL COST		(12,802)	(9,848)	(9,695)
GROSS PROFIT		6,738	4,779	4,442
OPERATING EXPENSES	25
Selling expenses		(128)	(121)	(227)
General and administrative expenses		(654)	(799)	(537)
Other operating expenses		(867)	(463)	(1,068)

		(1,649)	(1,383)	(1,832)
Equity in earnings of unconsolidated investees, net	14	210	764	865
Gain on disposal of equity investment		—	284	—
Unrealized gain on disposal of investment		—	(81)	—
Gain on acquisition of control of investee	14	281	—	—
Income before Financial income (expenses) and taxes		5,580	4,363	3,475
Financial revenues	26	593	885	2,923
Financial expenses	26	(1,694)	(1,194)	(1,294)

Income before income tax and social contribution tax		4,479	4,054	5,104
Current income and social contribution taxes	10c	(1,259)	(994)	(1,035)
Deferred income and social contribution taxes	10c	(83)	44	203

NET INCOME FOR THE YEAR		3,137	3,104	4,272

Total of net income for the year attributed to:
Controlling shareholders		3,137	3,104	4,272
Non-controlling shareholders		—	—	—
Basic and diluted income per preferred share – R$	23	2.49	2.47	3.40
Basic and diluted income per common share – R$	23	2.49	2.47	3.40

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(MILLIONS OF BRAZILIAN REAIS—R$)

	2014	2013	2012
NET INCOME FOR THE YEAR	3,137	3,104	4,272
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(44)	175	(471)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	(7)	31	56

	(51)	206	(415)
Items that may be reclassified to profit or loss
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	10	7	4
Cash flow hedge instruments, net of taxes	—	—	(1)

	10	7	3

COMPREHENSIVE INCOME FOR THE YEAR	3,096	3,317	3,860

Total of comprehensive income for the year attributed to:
Interest of the controlling shareholders	3,096	3,317	3,860
Non controlling interest arising from business combination	—	—	—

	3,096	3,317	3,860

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(MILLIONS OF BRAZILIAN REAIS—R$)

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total equity
AS OF DECEMBER 31, 2011	3,412	3,954	3,293	1,008	—	11,667
Net income for the year	—	—	—	—	4,272	4,272
Other comprehensive income
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	60	—	60
Cash flow hedge instruments	—	—	—	(1)	—	(1)
Adjustment to actuarial liabilities	—	—	—	(471)	—	(471)
Total comprehensive income for the year	—	—	—	(412)	4,272	3,860
Other changes in equity
Increase in share capital	853	—	(853)	—	—	—
Interim dividends (R$ 0.69 per share)	—	—	—	—	(590)	(590)
Interest on Equity (R$ 1.99 per share)	—	—	—	—	(1,700)	(1,700)
Extraordinary dividends (R$ 1.88 per share)	—	—	(1,600)	—	—	(1,600)
Additional dividend proposed in 2011 (R$ 0.13 per share)	—	—	(87)	—	—	(87)
Additional dividend proposed in 2012 (R$ 0.74 per share)	—	—	628	—	(628)	—
Constitution of reserves
Legal reserve	—	—	171	—	(171)	—
To Retained earnings	—	—	1,304	—	(1,304)	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(121)	121	—

AS OF DECEMBER 31, 2012	4,265	3,954	2,856	475	—	11,550

Net income for the year	—	—	—	—	3,104	3,104
Other comprehensive income
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	38	—	38
Post retirement liabilities, net of taxes	—	—	—	175	—	175

Total Comprehensive income for the year	—	—	—	213	3,104	3,317
Other changes in equity:
Increase in share capital	2,029	(2,029)	—	—	—	—
Additional dividends proposed in 2012 (R$ 0.50 per share)	—	—	(628)	—	—	(628)
Interim dividends (R$ 0.85 per share)	—	—	—	—	(1,068)	(1,068)
Interest on equity (R$ 0.42 per share)	—	—	—	—	(533)	(533)
Additional dividends proposed (R$ 0.04 per share)	—	—	55	—	(55)	—
Constitution of reserves
Reserve under By-laws	—	—	1,557	—	(1,557)	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(109)	109	—

AS OF DECEMBER 31, 2013	6,294	1,925	3,840	579	—	12,638

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total interest of the controlling shareholders	Non controlling interest arising from business combination	Total equity
AS OF DECEMBER 31, 2013	6,294	1,925	3,840	579	—	12,638	—	12,638

Net income for the year	—	—	—	—	3,137	3,137	—	3,137
Other comprehensive income
Post retirement liabilities, net of taxes	—	—	—	(44)	—	(44)	—	(44)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	3	—	3	—	3

Total Comprehensive income for the year	—	—	—	(41)	3,137	3,096	—	3,096
Other changes in equity:
Reimbursement of shares of dissident shareholders	—	—	—	—	—	—	—	—
Additional dividends proposed in 2013 (R$ 0.04 per share)	—	—	(55)	—	—	(55)	—	(55)
Extraordinary dividends (R$ 2.23 per share)	—	—	(2,804)	—	—	(2,804)	—	(2,804)
Statutory dividends (R$ 1.04 per share)	—	—	—	—	(1,364)	(1,364)	—	(1,364)
Interest on Equity (R$ 0.18 per share)	—	—	—	—	(230)	(230)	—	(230)
Constitution of reserves					—
Tax incentives reserve	—	—	29	—	(29)	—	—	—
Profit reserve	—	—	1,584	—	(1,584)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(70)	70	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	2,594	468	—	11,281	—	11,281
Non controlling interest arising from business combination	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2014	6,294	1,925	2,594	468	—	11,281	4	11,285

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(MILLIONS OF BRAZILIAN REAIS—R$)

	2014	2013	2012
CASH FLOW FROM OPERATIONS
Net income for the year	3,137	3,104	4,272
Expenses (revenues) not affecting cash and cash equivalents
Income and social contribution taxes	1,342	950	832
Depreciation and amortization	801	824	763
Write-offs of PP&E and Intangible assets	105	33	211
Equity in earnings of unconsolidated investees, net	(210)	(764)	(865)
Interest and monetary variation	1,145	942	(1,448)
Monetary variation on advance for future capital increase from Minas Gerais State government	239	—	—
Gain on disposal of investments	—	(284)	—
Unrealized profit	—	81	—
Provisions for operating losses	581	305	671
Net gain on indemnity of assets	(420)	(21)	—
Financial assets —CVA	(1,107)	—	—
Gain on acquisition of subsidiary	(281)	—	—
Provision for losses on financial instruments	—	(2)	(22)
Post-retirement liabilities	311	269	227
(Increase) / decrease in assets
Consumers and traders	(285)	(134)	(177)
Energy Development Account (CDE)	(170)	—	—
Recoverable Taxes	320	(255)	(99)
Income and social contribution tax credit	(37)	(223)	(206)
Transport of electricity	(5)	109	(50)
Escrow deposits in litigation	(305)	120	(24)
Dividends received from investments	683	554	684
Financial assets	6	286	(192)
Other	(191)	7	(113)
Increase (reduction) in liabilities
Suppliers	472	(239)	462
Taxes payable	54	2	(33)
Income and social contribution taxes payable	(22)	3	2
Payroll and related charges	4	(41)	(15)
Regulatory charges	11	(140)	(47)
Post-retirement liabilities	(195)	(181)	(196)
Other	(160)	(21)	(55)
Cash generated by operating activities	5,823	5,284	4,582
Interest paid on loans and financings	(781)	(814)	(818)
Income and Social Contribution taxes paid	(1,308)	(955)	(935)

NET CASH GENERATED BY OPERATING ACTIVITIES	3,734	3,515	2,829

	2014	2013	2012
CASH FLOWS FROM INVESTMENT ACTIVITIES
Marketable securities	116	(267)	(400)
Financial assets	(80)	(91)	(107)
Accounts receivable from Minas Gerais state government	—	2,466	1,498
Restricted cash	1	130	(129)
Investments
Acquisition of equity investees	(2,405)	(94)	—
Acquisition of subsidiary – Gasmig	(465)	—	—
Gain on disposal of investments	—	1,691	—
Capital increase in investees	(546)	(355)	(396)
PP&E	(122)	(69)	(109)
Intangible assets	(798)	(908)	(1,263)

NET CASH FROM (USED IN) INVESTMENT ACTIVITIES	(4,299)	2,503	(906)

CASH FLOW IN FINANCING ACTIVITIES
Loans. financings and debentures	4,562	2,466	4,916
Payment of loans financings and debentures	(1,394)	(3,601)	(5,276)
Interest on equity and dividends	(3,918)	(4,600)	(1,748)

NET CASH USED IN FINANCIAL ACTIVITIES	(750)	(5,735)	(2,108)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,315)	283	(185)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	2,202	1,919	2,104
End of the year	887	2,202	1,919

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,315)	283	(185)

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEARS ENDED ON DECEMBER 31, 2014, 2013 AND 2012

(In Millions of Brazilian Reais—R$ except where otherwise indicated)

1. OPERATING CONTEXT

a) The Company

Companhia Energética de Minas Gerais (‘Cemig’, also herein ‘the Company’, ‘Parent company’ or ‘Holding company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded: on the BM&F Bovespa (‘Bovespa’), at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’), through ADRs; and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, the capital of the state of Minas Gerais. It operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, which are engaged in the activities of the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

On December 31, 2014, the Company’s consolidated current liabilities exceeded its consolidated current assets by R$ 3,569. The reason for this working capital deficiency was, primarily, new financings with short-term maturities for the Company’s Investment Program, and also an increase in the outflow of cash from the distribution business due to a higher average price of electricity supplied by the thermoelectric generation plants. Management plans include the renegotiation of financings, and new transactions to raise funds in the market. Additionally, the Company has reported positive cash flow from its operations of R$ 3,734 in 2014 and R$ 3,515 in 2013.

Cemig has interest in the following subsidiaries and jointly-controlled entities:

•	Cemig Geração e Transmissão S.A. (Cemig GT) is Cemig’s wholly-owned subsidiary operating in generation and transmission. It is listed, in Brazil, but not traded. Cemig GT has interests in 51 power plants, and the transmission lines associated with them, most of which are part of the Brazilian national generation and transmission grid system. Of these power plants, 47 are hydroelectric, 3 are wind power plants and one is a thermal plant. Cemig GT has interest in the following jointly-controlled entities:

Jointly-controlled entities in operation:

– Hidrelétrica Cachoeirão S.A. (Cachoeirão) (Jointly controlled): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant began operating in 2009.

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

– Central Eólica Praias do Morgado S.A. (Praias do Morgado) (Jointly controlled): Production and sale of electricity from the Morgado wind farm at Acaraú, in Ceará, Northern Brazil. The plant began operating in May 2010.

– Central Eólica Volta do Rio S.A. (Volta do Rio) (Jointly controlled): Production and sale of electricity from the Volta do Rio wind farm also at Acaraú, in the State of Ceará, Northern Brazil. The plant began operating in September 2010.

– Hidroelétrica Pipoca S.A. (Pipoca) (Jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant (Pequena Central Hidrelétrica, or PCH), on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais. This hydroelectric plant began operating in October 2010.

– Madeira Energia S.A. (Madeira) (jointly controlled) – Construction and commercial operation, through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric plant in the basin of the Madeira River, in the State of Rondônia. This started commercial operation in March 2012. There are more details in Note14.

– Lightger S.A. (LightGer) (Jointly controlled): Independent power production through building and commercial operation of the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the State of Rio de Janeiro. The plant started operating in May 2012.

– Renova Energia S.A. (Renova) (Jointly-controlled entities): Listed company operating in development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; sales and trading of electricity, and related activities.

– Retiro Baixo Energética S.A. (RBE) (Jointly-controlled entities): RBE holds the concession to operate the Retiro Baixo hydroelectric plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais State. The plant has installed capacity of 83.7 MW and assured energy offtake level of 38.5MW average.

Subsidiaries and jointly-controlled entities at development stage:

– Guanhães Energia S.A. (Guanhães Energia) (Jointly controlled): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants (PCHs): Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais. First generation is scheduled for August 2015.

– Cemig Baguari Energia S.A. (Cemig Baguari) (Subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

– Amazônia Energia Participações S.A (Amazônia Energia) (jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (Nesa), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig GT (74.5%). Amazônia Energia holds 9.77% of Nesa, and has significant influence in its management, but not joint control. The first turbine of Belo Monte is expected to operate in 2015. There are more details in Note 14.

•	Cemig Distribuição S.A. (Cemig D or Cemig Distribution) (Subsidiary): – Wholly-owned subsidiary, listed, but not traded: distributes electricity through networks and distribution lines to practically the whole of the Brazilian state of Minas Gerais.

•	Transmissora Aliança de Energia Elétrica S.A. (Taesa) (Jointly controlled): Construction, operation and maintenance of electricity transmission facilities in 11 states of Brazil through direct and indirect equity interests in investees.

•	Light S.A. (Light) (jointly-controlled): Hold direct or indirect interests in other companies and, directly or indirectly, operate electricity services, including generation, transmission, trading or distribution, and other related services. Light has the following subsidiaries and jointly-controlled entities:

– Light Serviços de Eletricidade S.A. (Light Sesa) (Subsidiary): A listed company operating primarily in electricity distribution, in various municipalities of Rio de Janeiro State.

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

– Lightger S.A. (‘Light Ger’) – Described in the list of jointly-controlled entities of Cemig GT, above.

– Light Soluções em Eletricidade Ltda. (Light Soluções): Its main objects are provision of service to low-voltage clients including assembly, overhaul and maintenance of installations in general.

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

– Axxiom Soluções Tecnológicas S.A. (jointly-controlled): Unlisted company, providing technology and systems solutions for operating management of public service concession holders, including companies in electricity, gas, water, sewerage and other utilities. Jointly owned by Light (51%) and Cemig (49%).

– Amazônia Energia Participações S.A (‘Amazônia Energia’) (jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (Nesa), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig GT (74.5%). Amazônia Energia holds 9.8% of Nesa, and has significant influence in its management, but not joint control. The first turbine of Belo Monte is expected to operate in February 2015. There are more details in Note 14.

– Renova Energia S.A. (Jointly controlled): Described in the list of equity interests of Cemig GT, above.

•	Sá Carvalho S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•	Usina Térmica Ipatinga S.A. (‘Ipatinga’) (subsidiary) – Production and sale, as an independent power producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•	Companhia de Gás de Minas Gerais (‘Gasmig’) (jointly controlled) – Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais. Cemig acquired a controlling interest in Gasmig in October 2014.

•	Cemig Telecomunicações S.A. (‘CemigTelecom’) (previously named Empresa de Infovias S.A.)(subsidiary) – Provision and commercial operation of a specialized telecommunications service through an integrated multi-service network of fiber optic cables, coaxial cables, and electronic and associated equipment. CemigTelecom owns 49% of Ativas Data Center (‘Ativas’) (a jointly-controlled entity), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and services for medium-sized and large corporations.

•	Efficientia S.A. (subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•	Horizontes Energia S.A. (subsidiary) – Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho hydro power plants in the State of Santa Catarina.

•	Cemig Comercializadora de Energia Incentivada S.A. (‘CCEI’ – previously named Central Termelétrica de Cogeração S.A.) (subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

•	Rosal Energia S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•	Empresa de Serviços e Comercialização de Energia Elétrica S.A. (ESCE – previously named Central Hidrelétrica Pai Joaquim S.A.) (subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

•	Cemig PCH S.A. (Subsidiary) – Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•	Cemig Capim Branco Energia S.A. (‘Capim Branco’) (subsidiary) – Production and sale of electricity as an independent producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners. This company was absorbed by Cemig GT in 2015.

•	UTE Barreiro S.A. (subsidiary) – Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

•	Cemig Trading S.A. (subsidiary): Sale and intermediation of business transactions related to energy.

•	Companhia Transleste de Transmissão (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•	Companhia Transudeste de Transmissão (jointly controlled): Construction, operation and maintenance of national grid transmission facilities of the Itutinga–Juiz de Fora transmission line.

•	Companhia Transirapé de Transmissão (jointly controlled): Construction, operation and maintenance of the Irapé–Araçuaí transmission line.

•	Axxiom Soluções Tecnológicas S.A. (jointly-controlled): Described in the list of investees of Light, above.

•	Transchile Charrúa Transmisión S.A. (jointly controlled): Construction, operation and maintenance of the Charrúa-Nueva Temuco transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line started operating in January 2010.

•	Companhia de Transmissão Centroeste de Minas (jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid. The line started operating in April 2010.

•	Parati S.A. Participações em Ativos de Energia Elétrica (jointly-controlled entity): Holding company owning interests in other companies, Brazilian or foreign, through shares or share units, in any business activity. Parati holds an equity interest of 25.64% in Light.

Where Cemig exercises joint control it does so through shareholders’ agreements with the other shareholders of the investee.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (IASB).

On April 10, 2015, the Company’s Fiscal Counsel authorized the filling of the Financial Statements for the year ended December 31, 2014 in a Form 6-K.

2.2 Bases of measurement

The consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recorded in the Statement of financial position (balance sheet):

•	Non-derivative financial assets measured at fair value through profit or loss.

•	Financial assets held for trading measured at fair value.

•	Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

2.3 Functional currency and currency of presentation

These consolidated financial statements are presented in Reais, which is the Company’s presentation and functional currency. All the financial information is presented in millions of Reais, except where otherwise indicated.

2.4 Use of estimates and judgments

The preparation of the consolidated financial statements, under IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported in assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are revised continually, using as a reference both historical experience and also any significant changes of scenario that could affect the equity situation of the company or its results in the applicable items. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates related to the financial statements refer to recording of effects arising from:

•	Allowance for doubtful accounts – see Note 8;

•	Deferred income and social contribution taxes – see Note 10;

•	Financial assets of the concession – see Note 13;

•	Investments – See Note 14.

•	Property, plant and equipment – Note 15.

•	Intangible assets – see Note 16;

•	Depreciation – see Note 15;

•	Amortization – see Note 16;

•	Employee post-retirement liabilities – see Note 21;

•	Provisions – see Note 22;

•	Unbilled electricity supplied – see Note 24; and

•	Fair value measurement and Derivatives instruments – see Note 29.

2.5 Rules, interpretations and changes that came into effect on January 1, 2014, with effects for the Company

IFRIC 21 – Taxes: This gives orientation on when to recognize a liability for a levy imposed by the government, for charges that are accounted in accordance with IAS 37 – Provisions, contingent liabilities and contingent assets, and for those in which the amounts and the period of the levy or charge are clear.

IAS 36 – Impairment of assets: This adds orientation on reporting of recoverable values of non-financial assets. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit to which the goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related cash generating unit. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a cash generating unit is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions, and valuation techniques used which are in line with the disclosure required by IFRS 13 – Fair Value Measurements.

Changes to IAS 32– Offsetting Financial Assets and Financial Liabilities: The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right to set-off’ and ‘simultaneous realization and settlement’.

Changes to IFRS 10, IFRS 12 and IAS 27: These define an investment entity, and require that a reporting entity which fits the definition should not consolidate its subsidiaries but, instead, value them at fair value through profit or loss in its consolidated and separate financial statements. Changes have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The Company has analysed impacts of these changes and did not recognize material impacts in its financial statements.

2.6 New and revised rules and interpretations already issued and not yet adopted, with possible impacts for the Company

IFRS 9 – Financial Instruments, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and derecognition. Another revised version of IFRS 9 was issued in July 2014 mainly to include (a) impairment requirements for financial assets; and (b) limited amendments to the classification and measurement requirements bt introducing a ‘fair value through Other comprehensive income’ measurement category for certain simple debt instruments.

The most significant effect of IFRS 9 in terms of the classification and measurements of financial liabilities is in accounting of changes in fair value of a financial liability (designated at fair value through profit or loss) that are attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, in relation to the financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that it attributable to changes in the credit risk of that liability is presented in Other comprehensive income, unless the recognition of the effects of changes in the credit risk of the liability in Other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to the credit risk of a financial liability are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an ‘expected credit loss’ model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires that the Company to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized. It is not possible to disclose a reasonable estimate of this effect until the Company carries out a detailed review of these impacts.

Amendments to IFRS 11– Joint arrangements: The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a ‘business’, as defined i IFRS 3—Business combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations under IFRS 3 and other standards (such as IAS 36 – Impairment of assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The alterations to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016.

2.7 Principal accounting policies

The accounting policies described in detail below have been applied consistently to all the periods presented in these consolidated financial statements.

The accounting policies referring to the Company’s current operations, and consistently applied by the entities of the Group, are as follows:

a)	Financial instruments

Non-derivative financial assets: The Company initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the transaction date, which is the date on which the Company becomes one of the parties to the contractual provisions of the instrument.

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

The company has the following non-derivative financial assets: Securities – measured at fair value through profit or loss; Cash and cash equivalents, credits owed by consumers, Traders and Electricity transport concession holders; restricted cash and Escrow deposits in litigation – recognized at nominal realization value, similar to fair value; and Financial assets of the concession not covered by Law 12783/13, and Financial assets of the concession covered by Law 12783/13, measured at New Replacement Value (valor novo de reposição, or VNR), equivalent to fair value.

Non-derivative financial liabilities: The Company recognizes issued debt securities initially on the date on which they are originated. All the other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date on which the Company becomes one of the parties to the contractual provisions of the instrument. The company writes down a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: Loans; Financings; Debentures; Suppliers; and Other accounts payable. These liabilities are recognized initially at fair value plus any attributable transaction costs. After the initial recognition, they are measured at amortized cost using the effective rates method.

Share capital: Common shares are classified as equity. Preferred shares are classified as equity if they are not redeemable, or if they are redeemable only at the Company’s option. Preferred shares do not carry the right to vote; and also have preference in the event of liquidation of their portion of the share capital. The rights to minimum dividends for the preferred shares are described in Note 23 to the consolidated financial statements. The minimum obligatory dividends as defined in the by-laws are recognized as a liability.

Financial instruments at fair value through profit or loss: A financial asset is classified at fair value through profit or loss if it is classified as held for trading, that is to say, designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages those investments and takes purchase and sale decisions based on their fair values in accordance with the Company’s documented risk management and investment strategy. Transaction costs are recognized in the Statement of income when incurred. Financial assets recorded at fair value through profit or loss are measured at fair value, and changes in the fair value of these assets are recognized in the Statement of income for the period. Securities were classified in this category.

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

The category includes: Cash equivalents; Consumers and traders; Holders of electricity transport concessions; Financial assets of the concession not covered by Law 12783 and Traders – ‘Free Energy’ transactions.

Cash and cash equivalents includes: balances of cash; bank deposits; and cash investments with original maturity of three months or less from the date of contracting, which are subject to an insignificant risk of change in value. Cash and cash equivalents are maintained for the purpose of meeting cash commitments in the short term and not for investment or other purposes.

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

The gains and losses arising from variations in foreign currencies relating to the jointly-controlled entity Transchile are recognized directly in Equity in the Accumulated Conversion Adjustment and recognized in the Statement of income when these investments are sold, partially or totally The financial statements of a subsidiary outside Brazil are adjusted to the Company’s accounting practices and, subsequently, converted to the local functional currency at the exchange rate of the financial position date.

c)	Consumers and traders; Concession holders – Transport of electricity; and Consumers and traders – Transactions in ‘Free Energy’

Accounts receivable from Consumers and traders, and from Concession holders for transport of electricity, are initially recorded at fair value, whether already invoiced or not, and, subsequently, measured by amortized cost. They include any direct taxes for which the company has the tax responsibility, less taxes withheld at source, which are considered to be tax credits.

The provision for doubtful receivables, for low and medium voltage consumers, is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the company are: (i) For consumers with significant balances, the balance receivable is analyzed in the light of the history of the debt, negotiations in progress and real guarantees; (ii) For other consumers, the following are provisioned: Debts from residential consumers more than 90 days past due; debts from commercial consumers more than 180 days past due; and debts more than 360 days past due from other consumers.

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

The financial information of jointly-controlled entities, which are characterized as “joint ventures”, is recognized by the equity method. The Company’s investments include the goodwill identified on acquisitions, net of any accumulated losses by impairment.

f)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for the control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of the non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed. If, after the reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain. Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the net assets of the entity in the event of liquidation may be initially measured at the proportionate share of the non-controlling interests of the recognized amounts of the acquiree’s identifiable net assets. When a business combination is achieved in stages, the previously held interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in or statement of income.

g)	Operating leases

Payments made under operating lease contracts are recognized as expenses in the Statement of income on a straight-line basis over the period of the lease contract.

h)	Assets linked to the concessions

Distribution activity: The portion of the assets of the concession that will be totally amortized during the concession period is recorded as intangible assets and is completely amortized during the concession agreement period.

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

In counterpart to acceptance of the terms of renewal of the old transmission concessions, as described in more detail in Note 4, the greater part of the transmission assets of the old concessions will be the subject of indemnity by the Concession-granting power, having already been written off on December 31, 2012, and an item in Accounts receivable having been posted corresponding to the estimated indemnity to be received.

Gas concession: The portion of the assets of the concession that will be consumed in full during the concession is recorded as an Intangible asset and fully amortized during the period during which the concession contract is in effect.

The amortization is calculated on the balance of the assets linked to the concession by the straight line method, applying amortization rates that reflect the estimated useful life of the assets.

The Company measures the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation they are divided into financial asset and intangible asset, in accordance with a criterion mentioned in the previous paragraphs. When an asset is replaced, the net book value of the asset is written, with counterpart in the profit or loss.

i)	Intangible assets

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

For intangible assets linked to the concession, the accounting practices described in the item ‘Assets linked to the concession’ above are applied.

j)	Property, plant and equipment

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

The depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 15 to the consolidated financial statements.

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

The residual value is the balance remaining of the asset at the end of the concession, thus, as established in a contract signed between the Company and the federal government, at the end of the concession the assets will be reverted to the federal government which, in turn, will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession. See more details in Note 13.

k)	Impairment

Financial assets: A financial asset not carried at fair value through profit or loss is assessed at each financial position date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect that can be reliably estimated on the estimated future cash flows of that asset. The Company considers evidence of impairment for receivables both at specific asset level and at collective level. All individually significant receivables are assessed for specific impairment. Receivables that are not individually significant are collectively assessed for impairment by grouping them with receivables with similar risk characteristics.

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

l)	Benefits to employees

Defined contribution plans – A defined contribution plan is a post-retirement benefit plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

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

Past service cost is the change in the present value of the defined benefit obligation, resulting from alteration or reduction (shortening) of the plan). The entity should recognize the cost of past service as an expense on the date of the first of the following events: (a) the alteration in the plan; or (b) when the entity recognizes the corresponding costs of restructuring or the cancellation benefits.

The Company recognizes all such actuarial gains and losses arising from adjustments based on experience, or on any changes of actuarial assumptions immediately through Other comprehensive income so that the net assets or liabilities of the pension plan are recognized in the consolidated Statement of financial position to reflect the full value of the plan’s deficit or surplus.

For the Company’s retirement benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. In the business years presented, the debt agreed with the Foundation is greater than the amounts of net liabilities. In this case, the annual amount recorded for the year in the Statement of income corresponds to the charges and monetary variation on that debt, which is allocated as a financial expense of the Company.

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

m)	Provisions

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

n)	Income and Social Contribution taxes

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

The expense on Income tax and the Social Contribution tax comprises current and deferred taxes. Current and deferred taxes are recognized in the Statement of income except to the extent that they relate to a business combination, or items directly recognized in Equity or in Other comprehensive income.

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

o)	Operating revenue

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

For the older transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Statement of income each period.

The services provided include charges for connection and other related services; the revenues are accounted when the services are provided.

The ‘Parcel A’ revenue, and the Other financial items related to tariff adjustments, are recognized in the statement of income when the costs effectively incurred are different from those incorporated into the electricity distribution tariff. For more details, see Note 13.

p)	Financial revenue and expenses

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

q)	Earnings per share

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

r)	Segment reporting

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

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters) and head office expenses.

Segment capital expenditure is the total cost incurred during the year to acquire: the Financial assets of the concession; Property, plant and equipment; and Intangible assets other than Goodwill.

s)	Determination of the adjustment to present value

The Company has applied adjustment to present value to certain concession contracts held for consideration, and also to the balance of debentures issued by the Company. Discount rates were used that are compatible with the cost of funding in transactions with the same maturity on the date of the transactions or of the transition to IFRS, as the case may be.

3. PRINCIPLES OF CONSOLIDATION

The financial statements date of the subsidiaries and jointly-controlled entities, used for the purposes of calculation of consolidation and equity in earnings of unconsolidated investees coincide with those of the Company.

The Company uses the criteria of full consolidation for the following companies which are direct equity investments of Cemig:

Subsidiary	Form of valuation	2014 Direct stake (%)

Cemig Geração e Transmissão	Consolidation	100.00
Cemig Distribuição	Consolidation	100.00
Gasmig	Consolidation	99.57
Cemig Telecom	Consolidation	100.00
Rosal Energia	Consolidation	100.00
Sá Carvalho	Consolidation	100.00
Horizontes Energia	Consolidation	100.00
Usina Térmica Ipatinga	Consolidation	100.00
Cemig PCH	Consolidation	100.00
Cemig Capim Branco Energia	Consolidation	100.00
Cemig Trading	Consolidation	100.00
Efficientia	Consolidation	100.00
Cemig Comercializadora de Energia Incentivada	Consolidation	100.00
UTE Barreiro	Consolidation	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidation	100.00

Due to the acquisition of the additional equity interest in Gasmig in the fourth quarter of 2014, Cemig now exercises control over this entity and, consequently, consolidates Gasmig in its financial statements, as described in Note 14.

a)	Subsidiaries and jointly-controlled entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the control starts until the date on which the control ceases to exist. The assets, liabilities and profit (loss) of the subsidiaries were consolidated using full consolidation. The accounting policies of the subsidiaries are aligned with the policies adopted by the Company. The financial information of subsidiaries and jointly-controlled entities is recognized by the equity method.

In some jointly-controlled entities Cemig has more than 50% of the voting power. However, there are shareholders’ agreements that give the minority shareholders material rights that represent sharing of control.

b)	Consortia

The assets, liabilities, and profits (losses) of a consortium are recorded in accordance with the percentage interest held in the consortium, since these investments are considered to be ‘joint operations’ in accordance with the requirements of IFRS11.

c)	Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies recorded by the equity method are eliminated against the investment in proportion to the Company’s equity interests in the investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

The financial statements of Transchile, for the purposes of calculations by the equity method, are converted from US dollars (the functional currency of Transchile) to Reais based on the exchange rate at last quoted day of the year, since Cemig’s functional currency is the Real. Foreign currency differences are recognized in Other comprehensive income and presented in equity.

The consolidated financial statements include the balances and transactions of the investment funds in which the Company and its subsidiaries and jointly-held entities are the sole unit holders. These funds comprise public securities, private securities and debentures of companies, which have minimum risk classification A+(bra) (Brazilian long-term rating), ensuring high liquidity.

The exclusive funds, the financial statements of which are regularly reviewed/audited, are subject to limited obligations, namely payment for services provided by the administration of the assets, attributed to the operation of the investments, such as charges for custody, auditing and other expenses, and there are no significant financial obligations, nor are there assets of the unit holders to guarantee those obligations.

4. CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions or authorizations, from ANEEL:

	Location	Date of concession or authorization	Expiration date
GENERATION
Hydroelectric plants
São Simão(1)	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara (1)	Rio Grande	08/1963	08/2013
Miranda	Rio Araguari	12/1986	12/2016
Três Marias	Rio São Francisco	04/1958	07/2015
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Aimorés	Rio Doce	07/2000	12/2035
Salto Grande	Rio Santo Antônio	10/1963	07/2015
Funil	Rio Grande	10/1964	12/2035
Queimado	Rio Preto	11/1997	01/2033
Itutinga	Rio Grande	01/1953	07/2015
Camargos	Rio Grande	08/1958	07/2015
Porto Estrela	Rio Santo Antônio	05/1997	07/2032
Igarapava	Rio Grande	05/1995	12/2028
Piau	Rio Piau / Pinho	10/1964	07/2015
Gafanhoto	Rio Pará	09/1953	07/2015
Cachoeirão PCH	Rio Manhuaçu	07/2000	07/2030
Santo Antônio UHE	Rio Madeira	06/2008	06/2043
Baguari UHE	Rio Doce	08/2006	08/2041
Pipoca PCH	Rio Manhuaçu	09/2001	09/2031
Others	Various	Various	Various
Wind farms (2)
Morro do Camelinho	Gouveia –Minas Gerais	03/2000	01/2017
Praias do Parajuru	Beberibe – Ceará	09/2002	08/2029
Volta do Rio	Acaraú – Ceará	12/2001	08/2034
Praia de Morgado	Acaraú – Ceará	12/2001	08/2034
Thermal plants
Igarapé	Juatuba – Minas Gerais	01/2001	08/2024
Ipatinga (3)	Ipatinga –Minas Gerais	11/2000	12/2014
Barreiro	Belo Horizonte –Minas Gerais	02/2002	04/2023
TRANSMISSION
National grid	Minas Gerais	07/1997	07/2015
Substation: Itajubá	Minas Gerais	10/2000	10/2030
DISTRIBUTION
North	Minas Gerais	04/1997	02/2016
South	Minas Gerais	04/1997	02/2016
East	Minas Gerais	04/1997	02/2016
West	Minas Gerais	04/1997	02/2016

(1)	The extension of the concession specified in the concession contract is not included in these figures. See details in this Note.
(2)	Permission to operate the activity of wind power generation is given by means of authorizations.
(3)	This plant will not have its concession contract extended, and will be returned to Usiminas.

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

Transmission concessions renewed under Law 12783/2013

For the older transmission concessions, granted before the year 2000, renewals have been applied for as from January 1, 2013 in accordance with Law 12783, under which the assets are the property of the Concession-granting power. The renewals were obtained and, as a result the Company is remunerated, as from 2013, for the operation and maintenance of these assets.

Distribution concessions

Cemig D has the following concessions from ANEEL:

In the State of Minas Gerais	Date of grant	Expiration
North	04/1997	02/2016
South	04/1997	02/2016
East	04/1997	02/2016
West	04/1997	02/2016

As determined by the concession contract, all assets and facilities that are linked to the provision of the distribution service and which have been created by the concession holder are considered reversible and part of the assets of the related concession. These assets are automatically reverted to the Grantor at the end of the contract, and are then valued to determine the amount of the indemnity payable to the concession holder, subject to the amounts and the dates on which they were incorporated into the electricity system.

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

The Company also has the right to request an extraordinary review of tariffs, in the event that any unforeseen development significantly alters the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of ANEEL, although there are pre-established rules for each cycle of revision. Although concession contracts specify that the Company’s economic and financial balance shall be maintained, it cannot be guaranteed that ANEEL will set tariffs that appropriately compensate the Company and that the operating revenue and profit will not be prejudiced by such tariffs. When the Company requests an annual tariff adjustment, it becomes necessary to prove the resulting financial impact of these events on operations.

Under the distribution concession contracts, the Company is authorized to charge its consumers a tariff consisting of two components: (i) One part relating to electricity purchased for resale, charges for use of the transmission grid, and charges for use of the distribution system that are not under its control (‘Portion A costs’), and (ii) a portion relating to operating costs (‘Portion B costs’). Both portions are established as part of the original concession, for specific initial periods. Subsequently to the initial periods, and at regular intervals (as described above), ANEEL reviews the Company’s costs, for the purpose of determining the adjustment for inflation (or a similar adjustment factor) – known as the Scalar adjustment – to the Portion B costs for the subsequent period. This review can result in a scalar adjustment that is positive, or zero, or negative.

On November 25, 2014 ANEEL decided to amend the concession contracts of Brazilian electricity distribution companies to ensure that, in the event of extinction of the concession contract, for whatever reason, the remaining balances (assets and liabilities) of any shortfall of payment or reimbursement resulting from the tariff should also be taken into account by the concession-granting power for the purposes of indemnity. There are more details on this amendment in Note 13.

Renewal of concessions

On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (‘PM 579’), subsequently approved by Congress and sanctioned as Law 12,783 of January 11, 2013, which makes provisions governing: electricity generation, transmission and distribution concessions; reduction of the sector charges; and provisions for reduction of tariffs.

PM 579, when dealing with the extensions of concessions for electricity distribution, transmission and generation covered by the articles listed above, imposed new conditions on the concession holders for extension: they allowed extension for a period of 30 years.

The extension referred to in the Provisional Measure also depends on express acceptance by the concession holder of the criteria for remuneration, electricity allocation, and quality standards contained in PM 579; and PM 579 also specifies that indemnity for assets not yet amortized or depreciated will be based on the New Replacement Value (Valor Novo de Reposição, or VNR).

In compliance with the terms of PM 579, on October 15, 2012 Cemig D submitted to ANEEL its statement of interest in extension of its Concession Contracts for electricity distribution which in its understanding were within the criteria of the PM, without prejudice to any rights provided in law for conversion.

On January 17, 2014 ANEEL sent Circular Letter 01/2014-DR/ANEEL to the Company, informing that it was studying the requests for extension of a concession, and the final decision on approval of this request lay with the Concession-granting power. Up to the date of the approval of these Financial Statements, the terms of the extension are not known to the Company’s management.

Management’s expectation is that this request for extension will be approved by the Concession-granting power, on conditions similar to the present ones, for a period of 30 years.

Gas concessions

The concessions for distribution of natural gas are given by Brazilian states, and in the state of Minas Gerais, the tariffs for natural gas are set by the regulatory body, the State’s Economic Development Secretariat, by market segment. The tariffs comprise a portion for the cost of gas and a portion for the operation of the Concession. Every quarter, the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, a tariff review is planned for July 2015. These reviews occur every five years, to evaluate the changes in the costs of the Company and to adapt the tariffs. The Concession Contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the Concession at risk.

On December 26, 2014, the Second Amendment to the Concession Contract was signed by Gasmig and the Minas Gerais State Government, extending by 30 years the period of concession in which Gasmig may commercially operate the services of industrial, commercial, institutional and residential piped gas in the state of Minas Gerais. The expiration date of the contract is thus now extended from January 10, 2023 to January 10, 2053.

Electricity generation

The Company opted not to renew the electricity generation concessions for the power plants listed below, which are included in Concession Contract 007/97–Cemig Geração:

Generating plant	Concession expiry date	Installed capacity (MW)	Net value of assets based on historic cost at December 31, 2014	Net value of assets based on deemed cost at December 31, 2014
Hydroelectric Plants
Três Marias	Jul. 2015	396	45	389
Volta Grande	Feb. 2017	380	24	65
Salto Grande	Jul. 2015	102	11	39
Itutinga	Jul. 2015	52	4	9
Camargos	Jul. 2015	46	6	20
Small Hydro Plants
Piau	Jul. 2015	18.01	1	9
Gafanhoto	Jul. 2015	14	2	13
Peti	Jul. 2015	9.40	2	8
Tronqueiras	Jul. 2015	8.50	2	13
Joasal	Jul. 2015	8.40	2	8
Martins	Jul. 2015	7.70	—	3
Cajuru	Jul. 2015	7.20	4	1
Paciência	Jul. 2015	4.08	1	5
Marmelos	Jul. 2015	4	1	5
Sumidouro	Jul. 2015	2.12	2	1
Anil	Jul. 2015	2.08	1	—
Poquim	Jul. 2015	1.41	2	4

		1,063	110	592

For the concessions of Jaguara plant, which expired in August 2013, and São Simão and Miranda plants, which expire in January 2015 and December 2016, respectively, the Company believes that it has the right to extend the concessions on the conditions prior to MP 579, under clauses existing in those contracts and under Article 19 of Law 9074/1995.The historic balances of the assets of these plants on December 31, 2014 totaled R$ 943; and on the basis of deemed cost, used in the adoption of IFRS, totaled R$ 1,136. Pursuant to the the concession contract, Cemig GT shall have the right to be indemnified for the assets that have not been depreciated at the end of the respective concession term. The Company believes that this Indemnification will happen after the extension of its concession mentioned in the previous paragraph. There is more information in Note 15 – Property, plant and equipment.

Electricity transmission

The Company opted to accept the terms of PM 579 for renewal of the transmission concessions. The information relating to the amounts of the respective indemnities to be received is disclosed in Note 13 – Financial assets of the concession.

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

Concessions payable

In obtaining the concessions for construction of certain generation projects, the Company undertook to make payments to ANEEL, over the period of validity of the contract, as compensation for the commercial operation. The information on the concessions, and the amounts to be paid, is as follows:

Project	Nominal value in 2014	Present value in 2014	Amortization period	Updating indexor
Porto Estrela (Consortium)	395	148	08/2001 to 07/2032	IGPM
Irapé	32	12	03/2006 to 02/2035	IGPM
Queimado (Consortium)	8	3	01/2004 to 12/2032	IGPM
Capim Branco	21	8	09/2007 to 09/2035	IGPM
Various PCHs and Hydro Plants (*)	2	2	06/2013 to 07/2015	IPCA
Salto Morais PCH	—	—	06/2013 to 07/2020	IPCA
Rio de Pedras PCH	1	1	06/2013 to 09/2024	IPCA
Various PCHs (**)	4	3	06/2013 to 08/2025	IPCA

(*)	Anil, Cajuru, Camargos, Gafanhoto, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Poquim, Sumidouro, Tronqueiras;
(**)	Luiz Dias, Poço Fundo, São Bernardo, Xicão.

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

The portions paid to the Concession-granting power in 2014, the present value and the nominal value of the portions to be paid in the forthcoming period of 12 months, are as follows:

Project	Amounts paid in 2014	Present value of amounts to be paid in 12 months	Nominal value of amounts to be paid in 12 months
Porto Estrela (Consortium)	16	16	16
Irapé	2	2	2
Queimado (Consortium)	—	—	—
Capim Branco	1	1	1
Various PCHs and Hydro Plants (*)	3	2	2
Salto Morais SHP	—	—	—
Rio de Pedras SHP	—	—	—
Various SHPs (**)	—	—	—

(*)	Anil, Cajuru, Camargos, Gafanhoto, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Poquim, Sumidouro, Tronqueiras;
(**)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The rate used by Cemig for discounting of its liabilities to present value is 12.50% and 5.10%, for Small hydro plants (PCHs) and conventional hydroelectric plants, respectively, representing the average funding rates using usual conditions at the date of the transition to IFRS, and at the grant of the new concessions of the PCHs and Hydro Plants, respectively.

5. OPERATING SEGMENTS

The operating segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity.

The Company also operates in gas, telecommunications and in other businesses, which have a smaller impact on the results of its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

Impacts due to GASMIG acquisition in the CEMIG consolidation results

R$ 340 Net sales and R$ 108 net profit are related to GASMIG operations after the business combinations date.

If this business combination had happened on January 1o, 2014, the CEMIG net sales and net profit had been increased in the amounts of R$ 979 and R$ 32, respectively.

These tables show the operating revenues, costs and expenses for 2014, 2013 and 2012 in consolidated form:

OPERATING SEGMENTS. 2014
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	11,528	3,882	15,064	327	2,549	2,007	(357)	35,000
ADDITIONS TO (REDUCTION IN) THE SEGMENT	2,995	80	792	29	501	19	—	4,416
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	4,036	2,315	1,199	—	—	490	—	8,040
	—	—	—	—	—	—	—	—
NET REVENUE	7,339	708	11,241	119	340	90	(297)	19,540
OPERATING COSTS	—	—	—	—	—	—	—	—
Electricity purchased for resale	(1,833)	—	(5,747)	—	—	—	152	(7,428)
Charges for the use of the national grid	(282)	—	(573)	—	—	—	111	(744)
Gas purchased for resale	—	—	—	—	(254)	—	—	(254)

	(2,115)	—	(6,320)	—	(254)	—	263	(8,426)

OTHER COSTS
Personnel	(201)	(105)	(886)	(13)	(11)	(36)	—	(1,252)
Employees’ and managers’ profit shares	(39)	(16)	(184)	(1)	—	(9)	—	(249)
Post-retirement liabilities	(34)	(14)	(153)	—	—	(11)	—	(212)
Materials	(295)	(5)	(80)	—	(1)	—	—	(381)
Outsourced services	(159)	(39)	(737)	(23)	(2)	(23)	30	(953)
Depreciation and amortization	(324)	—	(428)	(34)	(4)	(11)	—	(801)
Royalties for use of water resources	(127)	—	—	—	—	—	—	(127)
Operating provisions (reversals)	(62)	(26)	(300)	—	—	(193)	—	(581)
Construction costs	—	(81)	(861)	—	—	—	—	(942)
Other operating expenses. net	(130)	(34)	(300)	(27)	(11)	(29)	4	(527)

Total cost of operation	(1,371)	(320)	(3,929)	(98)	(29)	(312)	34	(6,025)

TOTAL COSTS AND EXPENSES	(3,486)	(320)	(10,249)	(98)	(283)	(312)	297	(14,451)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	3,853	388	992	21	57	(222)	—	5,089

Equity in earnings of unconsolidated investees, net	(386)	386	150	(28)	47	41	—	210
Gain on acquisition of control of investee	—	—	—	—	—	281	—	281
Financial revenues	119	46	358	5	21	44	—	593
Financial expenses	(396)	(291)	(751)	(3)	(6)	(247)	—	(1,694)

Income before income tax and social contribution taxes	3,190	529	749	(5)	119	(103)	—	4,479
Current income and social contribution taxes	(1,061)	(42)	(114)	(7)	(5)	(30)	—	(1,259)
Deferred income and social contribution taxes	(55)	(2)	(55)	—	(7)	36	—	(83)

NET INCOME FOR THE YEAR	2,074	485	580	(12)	107	(97)	—	3,137

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	(36)	—	—	(8)	—	(44)
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	(7)	—	(7)
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	10	—	10

COMPREHENSIVE INCOME FOR THE YEAR	2,074	485	544	(12)	107	(102)	—	3,096

Total of comprehensive income for the year attributed to:
Interest of the controlling shareholders	2,074	485	544	(12)	107	(102)	—	3,096
Non controlling interest arising from business combination	—	—	—	—	—	—	—	—

OPERATING SEGMENTS. 2013
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	10,224	3,452	13,688	328	577	3,091	(1,546)	29,814
ADDITIONS TO (REDUCTION IN) THE SEGMENT	520	(1,600)	884	—	—	22	—	(174)
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	1,623	2,379	1,191	4	577	387	—	6,161
	—	—	—	—	—	—	—	—
NET REVENUE	5,253	277	9,206	114	—	96	(319)	14,627
OPERATING COSTS	—	—	—	—	—	—	—	—
Electricity purchased for resale	(1,294)	—	(4,089)	—	—	—	176	(5,207)
Charges for the use of the national grid	(264)	—	(410)	—	—	—	99	(575)

	(1,558)	—	(4,499)	—	—	—	275	(5,782)

OTHER COSTS
Personnel	(215)	(103)	(894)	(14)	—	(58)	—	(1,284)
Employees’ and managers’ profit shares	(40)	(19)	(146)	(2)	—	(14)	—	(221)
Post-retirement liabilities	(27)	(13)	(119)	—	—	(17)	—	(176)
Materials	(64)	(5)	(53)	(1)	—	—	—	(123)
Outsourced services	(153)	(40)	(721)	(21)	—	(21)	39	(917)
Depreciation and amortization	(371)	—	(416)	(31)	—	(1)	(5)	(824)
Royalties for use of water resources	(131)	—	—	—	—	—	—	(131)
Operating provisions (reversals)	(37)	(18)	(275)	—	—	25	—	(305)
Construction costs	—	(91)	(884)	—	—	—	—	(975)
Other operating expenses. net	(81)	(31)	(328)	(19)	—	(38)	4	(493)

Total cost of operation	(1,119)	(320)	(3,836)	(88)	—	(124)	38	(5,449)

TOTAL COSTS AND EXPENSES	(2,677)	(320)	(8,335)	(88)	—	(124)	313	(11,231)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	2,576	(43)	871	26	—	(28)	(6)	3,396

Equity in earnings of unconsolidated investees, net	75	484	113	(20)	91	15	6	764
Gain on disposal of equity investment		(94)				378		284
Unrealized profit on disposal of investment	—	—	—	—	—	(81)	—	(81)
Financial revenues	228	94	453	6	—	104	—	885
Financial expenses	(288)	(226)	(647)	(4)	—	(29)	—	(1,194)

Income before income tax and social contribution taxes	2,591	215	790	8	91	359	—	4,054
Income and social contribution taxes	(726)	79	(187)	(6)	—	(110)	—	(950)

NET INCOME FOR THE YEAR	1,865	294	603	2	91	249	—	3,104

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	41	—	72	—	—	62	—	175
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	31	—	31
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	7	—	7

COMPREHENSIVE INCOME FOR THE YEAR	1,906	294	675	2	91	349	—	3,317

Total of comprehensive income for the year attributed to:
Interest of the controlling shareholders	1,906	294	675	2	91	349	—	3,317

OPERATING SEGMENTS. 2012
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	8,896	7,229	12,885	320	508	3,581	(849)	32,570
ADDITIONS TO (REDUCTION IN) THE SEGMENT	473	107	1,229	—	—	66	—	1,875
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	1,135	3,747	1,104	—	508	361	—	6,855
NET REVENUE	4,238	658	9,504	114	—	74	(451)	14,137
OPERATING COSTS
Electricity purchased for resale	(735)	—	(4,180)	—	—	—	232	(4,683)
Charges for the use of the national grid	(275)	—	(794)	—	—	—	186	(883)

	(1,010)	—	(4,974)	—	—	—	418	(5,566)

OTHER COSTS
Personnel	(180)	(105)	(831)	(15)	—	(43)	—	(1,174)
Employees’ and managers’ profit shares	(40)	(19)	(164)	(1)	—	(14)	—	(238)
Post-retirement liabilities	(20)	(10)	(94)	—	—	(10)	—	(134)
Materials	(14)	(6)	(52)	—	—	(1)	—	(73)
Outsourced services	(145)	(42)	(695)	(19)	—	(33)	27	(907)
Depreciation and amortization	(333)	—	(393)	(32)	—	—	(6)	(764)
Royalties for use of water resources	(185)	—	—	—	—	—	—	(185)
Operating provisions (reversals)	(1)	(1)	(268)	—	—	(400)	—	(670)
Construction costs	—	(107)	(1,228)	—	—	—	—	(1,335)
Other operating expenses. net	(91)	(24)	(307)	(17)	—	(42)	—	(481)

Total cost of operation	(1,009)	(314)	(4,032)	(84)	—	(543)	21	(5,961)

TOTAL COSTS AND EXPENSES	(2,019)	(314)	(9,006)	(84)	—	(543)	439	(11,527)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	2,219	344	498	30	—	(469)	(12)	2,610

Equity in earnings of unconsolidated investees, net	(12)	719	103	(23)	55	13	10	865
Financial revenues	105	38	289	9	—	2,482	—	2,923
Financial expenses	(325)	(253)	(574)	(5)	—	(137)	—	(1,294)

Income before income tax and social contribution taxes	1,987	848	316	11	55	1,889	(2)	5,104
Income and social contribution taxes	(571)	(37)	(20)	(6)	—	(198)	—	(832)

NET INCOME FOR THE YEAR	1,416	811	296	5	55	1,691	(2)	4,272

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(87)	—	(231)	—	—	(153)	—	(471)
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	56	—	56
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	3	—	3

COMPREHENSIVE INCOME FOR THE YEAR	1,329	811	65	5	55	1,597	(2)	3,860

Total of comprehensive income for the year attributed to:
Interest of the controlling shareholders	1,329	811	65	5	55	1,597	(2)	3,860

6. CASH AND CASH EQUIVALENTS

	2014	2013
Bank accounts	89	75
Cash investments
Bank certificates of deposit	750	1,893
Overnight (Repos)	48	228
Other	—	6

	798	2,127

	887	2,202

Cash investments are transactions carried out with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market conditions and rates. All the transactions are liquid, promptly convertible into a known amount of cash, are subject to insignificant risk of change in value, and have no restrictions on use. Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), with fixed or floating rates, are remunerated at a percentage (varying from 80% to 109.6%) of the CDI rate (Interbank Rate for Certificates of Deposit – Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). Repo transactions state, in their trading notes, the Bank’s commitment to repurchase the security, at sight, on the maturity date of the transaction, or earlier, at the Company’s option.

Overnight repo transactions are short-term cash investments, with availability for redemption on the day following the date of investment. These are usually backed by treasury bills, notes or bonds and referenced to a pre-fixed rate.

The Company’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities are given in Note 28 to the consolidated financial statements.

7. SECURITIES

	2014	2013
Cash investments
Current
Bank certificates of deposit	238	196
Financial Notes – Banks	556	504
Treasury Financial Notes (LFTs)	86	38
Debentures	98	170
Other	16	25

	994	933

Non-current
Financial Notes – Banks	17	89
Other	—	1

	17	90

	1,011	1,023

Securities refers to financial investments in transactions contracted with Brazilian financial institutions, and international financial institutions with branch offices in Brazil, for market prices and conditions.

Fixed-rate or floating-rate Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs) are remunerated at a percentage of the rate for interbank deposits (Certificado de Depósito Interbancário, or CDI, rate), which is published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). This percentage ranges from 80% to 109.6% depending on the transaction.

Classification of these securities in accordance with the categories specified in Brazilian accounting rules is presented in Note 28.

8. CONSUMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 90 days past due	2014	2013
Invoiced supply	883	421	715	2,019	1,726
Supply not yet invoiced	668	—	—	668	512
Wholesale supply to other concession holders	237	24	47	308	439
Concession holders – Transport of electricity	90	4	160	254	249
(–) Allowance for doubtful accounts	—	—	(650)	(650)	(585)

	1,878	449	272	2,599	2,341

Current assets				2,390	2,153
Non-current assets				209	188

The Company’s exposure to credit risk related to Consumers and traders is given in Note 28.

The provision for the allowance for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

	2014	2013
Residential	174	147
Industrial	329	299
Commercial. services and others	99	84
Rural	18	19
Public authorities	10	10
Public illumination	5	11
Public service	10	10
Other	5	5

	650	585

Changes in the provision for doubtful receivables in 2014, 2013 and 2012 were as follows:

	01/01/2012	New provisions	Reversals	2012	New provisions	Reversals	2013	New provisions	Written off	2014
Allowance for doubtful receivables	337	227	(49)	515	121	(51)	585	127	(62)	650

9. RECOVERABLE TAXES

	2014	2013
Current
ICMS tax recoverable	169	115
PIS and Pasep taxes	7	47
Cofins tax	31	314
Other	7	5

	214	481

Non-current
ICMS tax recoverable	283	249
PIS and Pasep taxes	18	23
Cofins tax	84	108
Other	2	2

	387	382

	601	863

The credits of the PIS, Pasep and Cofins taxes arise mainly from acquisitions of property, plant and equipment, and can be offset over 48 months.

The recoverable ICMS tax credits in Non-current assets arise from acquisitions of property, plant and equipment and can be applied against taxes payable in 48 months. The transfer to Non-current assets was made in accordance with estimates by Management of the amounts which will likely be realized by December 2015.

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and social contribution taxes recoverable

The balances of income and social contribution taxes refer to tax credits in corporate income tax returns of previous years and to advance payments in 2014, which will be offset against federal taxes payable for the year 2015. These are posted in Taxes and contributions.

	2014	2013
Current
Income tax	202	181
Social Contribution tax	93	68

	295	249

Non-current
Income tax	196	168
Social Contribution tax	11	10

	207	178

	502	427

b) Deferred income and social contribution taxes

Cemig and its subsidiaries have tax credits for income tax, constituted at the rate of 25%, and the social contribution tax, constituted at the rate of 9%, as follows:

	2014	2013
Tax credits
Tax loss carryforwards	268	259
Provisions	306	104
Post-retirement liabilities	623	558
Allowance for doubtful receivables	221	201
Taxes payable – suspended liability (1)	196	179
Paid concession	67	67
‘Parcel A’ items Variation Compensation Account (‘CVA’) (2)	—	106
Other	50	43

Total	1,731	1,517

Deferred obligations
Funding cost	(2)	(4)
Deemed cost	(305)	(335)
Adjustment to present value	(59)	(84)
IRT	(10)	—
Purchase price allocation adjustments	(356)	—
Borrowing costs, capitalized	(60)	(41)
Taxes on revenues not redeemed – Presumed Profit accounting method	(2)	(2)
Transmission companies: Indemnity gain	(227)	(85)
Updating of financial assets	(75)	(1)

Total	(1,096)	(552)

Total. net	635	965

Total assets	1,246	1,221
Total liabilities	(611)	(256)

(1)	Refers to court escrow deposit relating to PIS, Pasep and Cofins taxes applicable to amounts of ICMS tax.
(2)	Adjustment arising from Law 11638/2007 – Transition Tax Regime (RTT), due to adoption of IFRS.

The changes in Deferred income and social contribution taxes were as follows:

Balance on January 1. 2012	598
Effects allocated to Statement of income	204
Effects allocated to Statement of comprehensive income	192
Realized	3

Balance on December 31. 2012	997

Effects allocated to Statement of income	43
Effects allocated to Statement of comprehensive income	(90)
Realized	15

Balance on December 31. 2013	965
Effects allocated to Statement of income	(83)
Deferred taxes recognized in business combination	(269)
Effects allocated to Statement of comprehensive income	22
Realized	—

Balance on December 31. 2014	635

The Board of Directors, in a meeting held on March 25, 2015, approved a technical study prepared by the Financial Department, on the forecast for the Company’s future profitability. This study demonstrates the Company’s capacity to realize the deferred tax asset, over a maximum period of 10 years.

Under the current Brazilian tax legislation deductible temporary differences and accumulated tax losses do not expire by limitation of time. Deferred tax assets have been recognized in relation to these items, because it is probable that the future taxable profits will be available for the company to be able to use for the benefits of these items.

According to the individual estimates of the Company and its subsidiaries, the future taxable profits enable the Deferred tax asset existing on December 31, 2014 to be realized, as follows:

2015	227
2016	364
2017	189
2018	196
2019	204
2020 – 2022	319
2023 – 2024	232

1,731

c) Reconciliation of the expense on income and social contribution taxes

This table reconciles the nominal expense on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

	2014	2013	2012
Profit before income tax and Social Contribution tax	4,479	4,054	5,104
Income tax and Social Contribution tax – nominal expense	(1,523)	(1,378)	(1,735)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of Interest on Equity)	25	187	270
Interest on Equity	78	181	578
Non-deductible contributions and donations	(13)	(11)	(9)
Tax incentives	66	39	33
Tax credits not recognized	(1)	4	—
Difference between Presumed Profit and Real Profit	8	29	24
Cemig/Minas Gerais State settlement for TUSD ICMS case	(5)	—	(3)
Excess on reactive power and demand levels	(12)	(10)	—
Other	35	9	10

Income tax and Social Contribution – effective gain (expense)	(1,342)	(950)	(832)

Effective rate	29.96%	23.44%	16.30%
Current tax	(1,259)	(994)	(1,035)
Deferred tax	(83)	44	203

Law 12973/14

Provisional Measure 627 of 2013 (passed as Law 12973/2014) was enacted to end the Transition Taxation Regime (Regime Tributário de Transição, or RTT) for all taxpayers, in calendar-year 2015, and adapt the tax legislation to International Financial Reporting Standards, which are included in the Corporate Law by Law 11638 of 2007. Law 12973/14 gave taxpayers the option of early adopting the change as from January 1, 2014, under normative Instructions issued by the federal tax authority (Secretaria da Receita Federal). The Company decided not to opt for early adoption of the tax rules established by this law.

Tax incentives – Sudene

By its Decision Dispatch 1352 DRF/BHE of July 21, 2014, the federal tax authority (Receita Federal) recognized the right to a reduction of 75% in income tax, including the part paid at the additional rate, calculated based on the operating profit made in the region under the aegis of Sudene (the Development Authority for the Northeast), for 10 years from 2014. The incentive amount recorded was R$ 25.

11. ESCROW DEPOSITS

These payments are mainly for legal actions relating to employment-law contingencies and tax obligations.

The most important escrow deposits for tax obligations refer to income tax withheld at source on Interest on Equity, and the Pasep and Cofins taxes – in actions seeking to exclude the ICMS tax itself from the calculation base of the Pasep and Cofins taxes.

	2014	2013
Employment law cases	300	282
Tax issues
Income tax on Interest on Equity	15	15
Pasep and Cofins tax (1)	720	720
Other	193	97

	928	832

Other
Monetary updating on AFAC from Minas Gerais State Government (2)	240	—
Regulatory	37	35
Third party	9	10
Consumer relations	4	5
Court embargo	10	13
Other	7	3

	307	66

	1,535	1,180

(1)	The balances of escrow deposits relating to Pasep and Cofins taxes have a corresponding provision in Taxes. See more details in Note 19.
(2)	Administrative deposit seeking suspension of enforceability of the credit charged by the Minas Gerais State Government for a difference in the monetary updating on the Advance against Future Capital Increase. See more details in Note 23.

12. ENERGY DEVELOPMENT ACCOUNT (CDE)

Reimbursment of tariff subsidy payments

The subsidies applicable to tariffs charged to users of public electricity distribution service, which are reimbursed through payments of funds from the Energy Development Account (CDE). In 2014, the amount appropriated as incoming subsidies was R$ 790 (R$ 488 in 2013), of which the Company has R$ 345 (R$ 136 in 2013) yet to be received.

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

These payments were recognized in the Statement of income as a compensation for costs of electricity purchased in the spot market, in the amount of R$ 2,302 (R$ 519 in 2013).

13. FINANCIAL ASSETS OF THE CONCESSION

	31/12/2014	31/12/2013
Assets related to infrastructure (a)
Distribution concessions	5,944	5,064
Transmission concessions
Contract 006/97 – Indemnity receivable	953	534
Contract 006/97 – Assets remunerated by tariff	277	200
Contract 079/00 – Assets remunerated by tariff	42	45

	7,216	5,843

CVA (Parcel A Variation Compensation Account) and Other financial components in tariff adjustments (b)	1,107	—

Total	8,323	5,843

Current assets	848	2
Non-current assets	7,475	5,841

a) Assets related to infrastructure

The distribution, transmission and gas contracts of the Company and its subsidiaries are within the criteria for application of Technical Interpretation IFRIC 12, which governs accounting of concessions. These contracts refer to the investment made in infrastructure, which will be the subject of indemnity by the Concession-granting power, during the period and at the end of the concessions, as specified in the regulations of the electricity sector and in the concession contract signed between Cemig and its subsidiaries and ANEEL.

For distribution contracts, the portion of the assets of the concession that will be totally used up during the concession period is recorded as an Intangible asset and is completely amortized during the concession agreement period. The part of the value of the assets that will not be completely amortized by the end of the concession agreement period is reported as a Financial asset due to an unconditional right to receive cash or other financial asset directly from the grantor.

Transmission assets

ANEEL Normative Resolution 589 of December 10, 2013 laid down the criteria for calculation of the New Replacement Value (Valor Novo de Reposiçã, or VNR) of the transmission facilities, for the purposes of indemnity.

The valuation opinion delivered to ANEEL on July 31, 2014 represented an indemnity to the Company in the amount of R$ 1,169, on base date December 31, 2012, of which R$ 285 has been received in the first quarter of 2013.

On February 23, 2015, ANEEL sent the Company the Report of Inspection with the preliminary review of the valuation report sent by the Company, in the original amount of R$ 1,157, which updated to December 31, 2014 represents R$ 1,239.

The amounts recorded corresponding to the indemnity specified for the transmission assets relating to concession grant 006/97, formed up to December 31, 2012, and the subject of the valuation report referred to above, are R$ 597, this net of the R$ 285 already received.

Thus, the Company recognized in the statement of income for 2014 the difference between the amount of the preliminary Opinion inspected by ANEEL, which corresponds to an indemnity of R$ 954 (net of the R$ 285 already received), and the carrying value of R$ 597, corresponding to a revenue of R$ 357.

It will be the responsibility of the Mining and Energy Ministry to define the complementary guidelines in relation to the form and period of payment of the amounts referred to in the related Ministerial Order.

The remaining balance in relation to the transmission concessions refers to investments which will be remunerated through Permitted Revenue, as established by ANEEL through specific authorizations.

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

On March 25, 2014, the Director-General of ANEEL issued Director-General’s Dispatch 729, which partially granted the Company’s requests for reconsideration in the Administrative Appeal filed by Cemig D against Dispatch 689/2013 – approving a new value for the Company’s BRR, to R$ 5,849, an increase of R$ 337 on Company’s BRR.

The effect of the homologation of the final BRR, representing a reduction in the Company’s financial assets in the amount of R$ 110, was recognized in the statement of income for 2014.

The changes in Financial assets of the concession related to infrastructure is as follows:

	Transmission	Distribution	Gas	Total
Balance on January 1. 2012	758	3,118	—	3,876
Additions	300	1,710	—	2,010
Written off	(2)	(70)	—	(73)
Transfers	(50)	—	—	(50)

Balance on December 31. 2012	1,006	4,758	—	5,763

Additions	91	—	—	91
Written off	(1)	(18)	—	(18)
Reversal of provision	24	—	—	24
Transfers	(52)	319	—	267
Amounts received	(289)	—	—	(289)
Monetary updating	—	5	—	5

Balance on December 31. 2013	779	5,064	—	5,843

Additions	80	—	—	80
Written off	—	(22)	—	(22)
Revenue recorded for adjustment in the value of the transmission indemnity	420	—	—	420
Asset acquired in business combination	—	—	656	656
Transfers *	(1)	844	(656)	187
Amounts received	(6)	—	—	(6)
Monetary updating	—	58	—	58

Balance on December 31. 2014	1,272	5,944	—	7,216

(*)	As mentioned on note 4, Gasmig has renewed its concession agreement on December 26, 2014 extending its concession terms to January, 2053. As such financial assets were transferred to intangible assets as of December 31, 2014, to be consumed during the extended term.

b) CVA Account (Compensation of Parcel A items) and Other Financial Components in tariff adjustments

On November 25, 2014, ANEEL amended the concession contracts of the Brazilian electric power distribution companies to guarantee that in the event that the concession contract is terminated for any reason, the remaining balances (assets and liabilities) of any remaining payment or reimbursement through the tariff process is considered by the grantor for compensation purposes.

Thus, as from the signature of the amendment of the concession agreement on December 10, 2014, Cemig D now recognizes the balance of the CVA account and the balance of other financial components accumulated up to that date. The Company recognized CVA balances in statement of financial position as either financial assets or liabilities, depending on the case, with a corresponding debit or credit to revenue from sales of goods and services in the statement of income.

The Company has financial assets and liabilities, recognized as from December 2014, as a result of the contractual amendment, as shown below.

This table shows the composition of the balance of CVA and other financial components recognized on December 31, 2014:

Balance at December 31, 2014	Amounts homologated by ANEEL in the last tariff adjustment	Amounts to be homologated by ANEEL in the next tariff adjustment	TOTAL
Assets
Quota for the Energy Development Account (CDE)	—	13	13
Tariff for use of transmission facilities of grid participants	16	79	95
Tariff for transport of electricity provided by Itaipu	—	2	2
Program to encourage alternative sources of electricity – Proinfa	2	—	2
System Service Charges (ESS) and Reserve Energy Charge (EER)	3	—	3
Electricity purchased for resale	447	1,617	2,064
Overcontracting of supply	6	205	211
Others	36	—	36

Total assets	510	1,916	2,426

Liabilities
System Service Charges (ESS) and Reserve Energy Charge (EER)	(23)	(287)	(310)
Electricity purchased for resale	(345)	(649)	(994)
Neutrality of Portion A	(6)	(5)	(11)
Others	(2)	(2)	(4)

Total liabilities	(376)	(943)	(1,319)

Total net assets presented in Statement of financial position	134	973	1,107

Current assets	133	711	844

Non-current assets	1	262	263

The following is a brief description of main features of these assets and liabilities:

Account for Compensation of Parcel A Costs Variation (CVA) and neutrality of sector charges

The balance on the Account of CVA (Compensation for Variation of Parcel A items) in tariff adjustments and for Neutrality of Sector Charges refers to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations found are the subject of monetary updating based on the Selic rate and compensated in the subsequent tariff adjustments.

Other financial components

This refers to the other positive or negative differences between the estimate of non-manageable costs, not defined as CVA, and the payments actually made, compensated in the subsequent tariff adjustments.

14. INVESTMENTS

This table gives a summary of the financial information on the affiliated companies and jointly-controlled enterprises. The information presented below has been adjusted by the percentage of the Company’s equity interest in each item.

	2014	2013
Cemig Geração e Transmissão
Hidrelétrica Cachoeirão	34	34
Guanhães Energia	69	69
Hidrelétrica Pipoca	28	24
Retiro Baixo	150	—
Madeira Energia (Santo Antônio power plant)	778	643
FIP Melbourne (Santo Antônio power plant)	604
Lightger	38	39
Baguari Energia	193	199
Renova	1,538	—
Aliança	3	—
Central Eólica Praias de Parajuru	62	61
Central Eólica Volta do Rio	84	78
Central Eólica Praias de Morgado	62	61
Amazônia Energia	395	311
Light	1,198	1,190
TAESA	2,188	2,250
Ativas Data Center	—	4
Gasmig	—	577
Epícares Empreendimentos e Participações Ltda	92	103
Companhia Transleste de Transmissão	14	29
Companhia Transudeste de Transmissão	13	14
Companhia Transirapé de Transmissão	13	14
Transchile	67	55
Companhia de Transmissão Centroeste de Minas	22	18
Axxiom Soluções Tecnológicas	23	8
Parati	372	380

	8,040	6,161

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the Santo Antônio power plant, which is a case of an affiliated company in which the Company has significant influence.

a) The movement of Investments in the jointly-controlled entities in 2014 and 2013, is as follows:

	2013	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2014
Gasmig (*)	577	47	—	(55)	—	(569)	—
Companhia Transleste de Transmissão	29	2	—	(17)	—	—	14
Companhia Transudeste de Transmissão	14	1	—	(2)	—	—	13
Companhia Transirapé de Transmissão	14	—	—	(1)	—	—	13
Transchile	55	2	10	—	—	—	67
Companhia de Transmissão Centroeste de Minas	18	5	—	(1)	—	—	22
Light	1,190	150	(6)	(136)	—	—	1,198
Axxiom Soluções Tecnológicas	8	(1)	—	—	16	—	23
Hidrelétrica Cachoeirão	34	8	—	(8)	—	—	34
Guanhães Energia	69	—	—	—	—	—	69
Hidrelétrica Pipoca	24	5	—	(1)	—	—	28
Madeira Energia (Santo Antônio power plant)	643	(294)	—	—	429	—	778
FIP Melbourne (Santo Antônio power plant)	—	(94)	—	—	698	—	604
Lightger	39	—	—	(1)	—	—	38
Baguari Energia	199	8	—	(14)	—	—	193
Central Eólica Praias de Parajuru	61	2	—	(1)	—	—	62
Central Eólica Volta do Rio	78	6	—	—	—	—	84
Central Eólica Praias de Morgado	61	2	—	(1)	—	—	62
Amazônia Energia	311	(17)	—	—	101	—	395
Ativas Data Center	4	(26)	—	—	—	22	—
Epícares Empreendimentos	103	3	—	(14)	—	—	92
Parati	380	41	(1)	(48)	—	—	372
Taesa	2,250	376	—	(438)	—	—	2,188
Renova	—	(12)	—	—	1,550	—	1,538
Aliança	—	—	—	—	3	—	3
Retiro Baixo	—	(4)	—	—	154	—	150

	6,161	210	3	(738)	2,951	(547)	8,040

(*)	Consolidation of Gasmig began as from October 2014, and as a result the value of the investment, of R$ 569 was eliminated.

	2012	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Disposal TBE/Taesa	Dividends	Other	2013
Gasmig	508	91	—	—	(22)	—	577
Companhia Transleste de Transmissão	27	6	—	—	(4)	—	29
Companhia Transudeste de Transmissão	14	3	—	—	(3)	—	14
Companhia Transirapé de Transmissão	12	3	—	—	(1)	—	14
Transchile	48	—	7	—	—	—	55
Companhia de Transmissão Centroeste de Minas	21	4	—	—	(7)	—	18
Light	1,104	113	25	—	(52)	—	1,190
Emp. Paraense de Transm. de Energia (ETEP)	132	8	—	(133)	(7)	—	—
Emp. Norte de Transm. de Energia (ENTE)	304	22	—	(310)	(16)	—	—
Emp. Regional de Transm. de Energia (ERTE)	73	5	—	(72)	(6)	—	—
Emp. Amazonense de Transm. de Energia (EATE)	670	50	—	(685)	(35)	—	—
Emp. Catarinense de Transm. de Energia (ECTE)	43	2	—	(42)	(3)	—	—
Axxiom Soluções Tecnológicas	5	1	—	—	—	2	8
Hidrelétrica Cachoeirão	32	8	—	—	(6)	—	34
Guanhães Energia	20	—	—	—	—	49	69
Hidrelétrica Pipoca	20	4	—	—	—	—	24
Madeira Energia	428	47	—	—	—	168	643
Lightger	40	1	—	—	(2)	—	39
Baguari Energia	194	7	—	—	(2)	—	199
EBTE	154	12	—	(166)	—	—	—
Central Eólica Praias de Parajuru	60	1	—	—	—	—	61
Central Eólica Volta do Rio	74	4	—	—	—	—	78
Central Eólica Praias de Morgado	62	(1)	—	—	—	—	61
Amazônia Energia	203	(3)	—	—	—	111	311
Ativas Data Center	—	(16)	—	—	—	20	4
Epícares Empreendimentos	—	7	—	—	—	96	103
Parati	356	18	6	—	—	—	380
Taesa	2,251	367	—	—	(368)	—	2,250
Gasmig (Investment in progress)	—	—	—	—	—	—	—

	6,855	764	38	(1,408)	(534)	446	6,161

Goodwill on acquisition of equity interests

In the process of allocation of the acquisition prices of investments, intangible assets were identified relating to the rights of commercial operation of the regulated activities, and these were supported by economic and financial valuation opinions.

These amounts, adjusted for tax effects, will be amortized, on the straight-line basis, over the remaining periods of the authorizations for operation of each facility.

b) This table gives the principal information on affiliates and jointly-controlled entities.

		2014			2013
Company	Number of shares	Cemig Interest %	Share capital	Equity	Cemig Interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,700	3,487	100.00	893	3,815
Cemig Distribuição	2,261,997,787	100.00	2,262	2,482	100.00	2,262	2,493
Light	203,934,060	26.06	2,226	4,602	26.06	2,226	4,568
Cemig Telecom	381,023,385	100.00	225	225	100.00	225	237
Rosal Energia	46,944,467	100.00	47	121	100.00	47	140
Sá Carvalho	361,200,000	100.00	37	107	100.00	37	122
Gasmig	409,255,483	99.57	665	1,437	59.57	644	969
Horizontes Energia	64,257,563	100.00	64	70	100.00	64	76
Usina Térmica Ipatinga	14,174,281	100.00	14	24	100.00	14	26
Cemig PCH	30,952,000	100.00	31	67	100.00	31	88
Cemig Capim Branco Energia	87,579,000	100.00	88	130	100.00	88	128
Companhia Transleste de Transmissão	49,569,000	25.00	50	54	25.00	50	116
UTE Barreiro	30,902,000	100.00	31	29	100.00	31	35
Companhia Transudeste de Transmissão	30,000,000	24.00	30	53	24.00	30	58
Empresa de Comercialização de Energia Elétrica	486,000	100.00	—	9	100.00	1	10
Companhia Transirapé de Transmissão	22,340,490	24.50	22	56	24.50	22	59
Transchile	56,407,271	49.00	161	135	49.00	142	112
Efficientia	6,051,944	100.00	6	5	100.00	6	7
Cemig Comercializadora de Energia Incentivada	5,000,000	100.00	5	5	100.00	5	6
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28	41	51.00	28	35
Cemig Trading	160,297	100.00	—	31	100.00	—	47
Axxiom Soluções Tecnológicas	17,200,000	49.00	17	48	49.00	14	16
Parati	1,432,910,602	25.00	1,433	1,481	25.00	1,433	1,517
TAESA	1,033,496,721	43.36	3,042	5,045	43.36	3,042	5,188

The following table provides summarized financial information of the Company’s equity investees in 2014, 2013 and 2012:

2014	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Ativas	Epícares
Assets
Current	125	47	35	67	30	24	2,466	2,292	70	40	31
Cash and cash equivalents	42	7	7	19	4	22	506	329	9	16	14
Non-current	1,390	121	101	—	80	208	12,141	7,197	13	71	157

Total assets	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Liabilities
Current	34	6	16	8	12	15	2,963	940	26	59	1
Suppliers	—	—	3	—	—	—	1,945	53	2	5	—
Loans and financings – current	—	—	—	—	—	—	580	723	—	—	—
Non-current	—	108	64	18	45	82	7,042	3,504	9	79	2
Equity	1,481	54	56	41	53	135	4,602	5,045	48	(27)	185

Total liabilities	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Statement of Income
Net sales revenue	—	30	52	14	20	20	9,223	1,924	57	26	41
Cost of sales	—	(4)	(34)	(4)	(2)	(13)	(7,798)	(295)	(54)	(29)	(15)
Depreciation and amortization	—	—	—	—	—	(5)	(415)	(3)	1	7	8
Gross profit	—	26	18	10	18	7	1,425	1,629	3	(3)	26
General and administrative expenses	(6)	—	—	—	—	—	(163)	(29)	—	(10)	(12)
Net financial revenue (expenses)	143	(5)	(4)	—	(5)	(3)	(325)	(469)	(1)	(14)	1
Financial revenues	143	1	1	2	1	—	577	276	1	2	1
Financial expenses	—	(6)	(5)	(2)	(6)	(3)	(902)	(745)	(2)	(16)	—
Operating profit	137	21	14	10	13	4	937	1,131	2	(27)	15
Income tax and Social Contribution tax	(2)	(13)	(12)	(1)	(9)	(1)	(273)	(239)	—	—	(2)

Profit (loss) for the period	135	8	2	9	4	3	664	892	2	(27)	13

Comprehensive income for the period
Net profit for the year	135	8	2	9	5	3	664	892	2	(27)	13
Gain on conversion of financial statements	—	—	—	—	—	19	—	—	—	—	—
Actuarial gain (loss)	—	—	—	—	—	—	(17)	—	—	—	—

Comprehensive income for the period	135	8	2	9	5	22	647	892	2	(27)	13

2014	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Eólica de Parajuru	Eólica de Morgado	Eólica de Volta do Rio	Lightger	Amazônia Energia
Assets
Current	23	96	34	1,477	19	12	847	15	27	41	21	—
Cash and cash equivalents	19	15	27	241	13	3	596	4	4	4	16	—
Non-current	91	228	511	22,151	104	453	8,402	204	223	304	170	529

Total assets	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Liabilities
Current	14	39	407	1,961	7	20	656	17	22	26	10	—
Suppliers	2	9	1	1,282	—	—	130	2	2	2	1	—
Loans and financings – current	—	—	—	406	—	—	—	—	—	—	—	—
Non-current	30	6	—	13,885	57	145	2,973	75	101	148	102	—
Equity	70	279	138	7,782	59	300	5,620	127	127	171	79	529

Total liabilities	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Statement of Income
Net sales revenue	30	56	—	1,858	25	55	163	27	35	55	32	—
Cost of sales	(10)	(46)	—	(3,194)	(9)	(35)	(111)	(13)	(16)	(25)	(24)	—
Depreciation and amortization	(3)	(9)	—	(296)	(3)	(3)	(31)	(9)	(10)	(17)	(11)	—
Gross profit	20	10	—	(1,336)	16	20	52	14	19	30	8	—
General and administrative expenses	(1)	—	—	(202)	(1)	(4)	(14)	(1)	(1)	(3)	—	(23)
Net financial revenue (expenses)	(1)	8	—	(602)	(3)	(12)	(45)	(5)	(8)	(11)	(6)	—
Financial revenues	2	9	—	57	1	1	24	1	1	1	2	—
Financial expenses	(3)	(1)	—	(659)	(4)	(13)	(69)	(6)	(9)	(12)	(8)	—
Operating profit	18	18	—	(2,140)	12	4	(7)	8	10	16	2	(23)
Income tax and Social Contribution tax	(2)	(6)	—	5	(1)	(2)	(6)	(1)	(1)	(1)	(2)	—

Profit (loss) for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

Comprehensive income for the year
Net profit for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

Comprehensive income for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

2013	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Ativas	Epícares
Assets
Current	100	41	30	61	27	18	3,632	1,680	34	94	31
Cash and cash equivalents	99	5	9	14	4	16	546	121	10	25	27
Non-current	1,417	125	73	—	81	189	9,516	7,538	8	124	186

Total assets	1,517	166	103	61	108	207	13,148	9,218	42	218	217

Liabilities
Current	—	9	4	6	4	18	3,312	830	15	73	1
Suppliers	—	—	—	—	—	1	907	52	1	16	1
Loans and financings – current	—	—	—	—	—	—	642	661	—	—	—
Non-current	—	41	41	20	46	77	5,268	3,200	11	185	1
Equity	1,517	116	58	35	58	112	4,568	5,188	16	(40)	215

Total liabilities	1,517	166	103	61	108	207	13,148	9,218	42	218	217

Statement of Income
Net sales revenue	—	33	20	12	20	17	7,765	1,254	38	63	35
Cost of sales	—	(2)	(2)	—	(1)	(2)	(4,191)	(257)	(28)	(56)	(4)
Depreciation	—	(4)	(2)	—	(2)	(2)	(391)	(2)	—	(1)	—
Gross profit	—	31	18	12	19	15	3,574	997	10	7	31
General and administrative expenses	(2)	(1)	(1)	(3)	(1)	(8)	(2,263)	—	(7)	(28)	—
Net financial revenue (expenses)	105	(3)	(3)	(1)	(4)	(5)	(459)	(229)	—	(19)	—
Financial revenues	105	1	1	1	—	—	365	196	1	3	—
Financial expenses	—	(4)	(4)	(2)	(4)	(5)	(824)	(425)	(1)	(22)	—
Operating profit	103	27	14	8	14	2	852	768	3	(40)	31
Income tax and Social Contribution tax	(1)	(1)	(1)	(1)	(1)	(1)	(265)	121	(1)	—	(1)

Profit (loss) for the year	102	26	13	7	13	1	587	889	2	(40)	30

Comprehensive income for the year
Net profit for the year	102	26	13	7	13	1	587	889	2	(40)	30
Gain on conversion of financial statements	—	—	—	—	—	7	—	—	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	—	—	—	—	—

Comprehensive income for the year	102	26	13	7	13	8	587	889	2	(40)	30

2013	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Eólica de Parajuru	Eólica de Morgado	Eólica de Volta do Rio	Lightger	Amazônia Energia	Gasmig
Assets
Current	27	70	24	701	18	10	8	30	21	—	368
Cash and cash equivalents	21	27	23	298	14	1	2	1	18	—	49
Non-current	93	239	243	19,319	108	165	177	292	182	417	1,400

Total assets	120	309	267	20,020	126	175	185	322	203	417	1,768

Liabilities
Current	10	18	124	1,029	12	16	18	35	11	—	298
Suppliers	1	5	1	310	—	1	—	1	1	—	44
Loans and financings – current	—	—	—	235	—	—	—	—	—	—	50
Non-current	41	4	5	12,565	63	83	111	162	110	—	541
Equity	69	287	138	6,426	51	76	56	125	82	417	929

Total liabilities	120	309	267	20,020	126	175	185	322	203	417	1,768

Statement of Income
Net sales revenue	29	49	—	1,301	23	30	28	52	29	—	1,203
Cost of sales	(7)	(36)	—	(930)	(7)	(14)	(14)	(23)	(19)	—	(956)
Depreciation	(3)	15	—	(231)	(3)	(10)	(10)	(17)	—	—	—
Gross profit	22	13	—	371	16	16	14	29	10	—	247
General and administrative expenses	—	—	—	(100)	(1)	(1)	(1)	(3)	—	(1)	(48)
Net financial revenue (expenses)	(2)	4	—	(306)	(4)	(7)	(9)	(12)	(6)	(4)	(18)
Financial revenues	1	5	—	18	1	1	—	1	2	—	—
Financial expenses	(3)	(1)	—	(324)	(5)	(8)	(9)	(13)	(8)	(4)	(18)
Operating profit	20	17	—	(35)	11	8	4	14	4	(5)	181
Income tax and Social Contribution tax	(2)	(6)	—	(13)	(1)	(1)	(1)	(2)	(1)	—	(60)

Profit (loss) for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

Comprehensive income for the year
Net profit for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

Comprehensive income for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

2012	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
Assets
Current	221	39	25	77	32	15
Non-Current	1,318	123	70	—	79	168

Total Assets	1,574	162	95	77	111	183

Liabilities
Current	273	9	4	13	6	15
Non-Current	509	47	44	22	49	70
Equity	808	106	47	42	56	98

Total Liabilities and Equity	1,574	162	95	77	111	183

Statement of Income
Net Revenue	1,043	30	19	12	19	14
Total Cost	(860)	(2)	(2)	(2)	(1)	(6)

Gross Profit	183	28	17	10	18	8
General and administrative expenses	(93)	(1)	(2)	(1)	(2)	(3)
Net Financial Revenue (Expenses)	33	(4)	(4)	—	(4)	(4)

Operational profit	123	23	11	9	12	1
Income tax and Social Contribution tax	(26)	(1)	(1)	(1)	(1)	—

Net profit for the year	97	22	10	8	11	1

Statement of Comprehensive Income
Net profit for the year	97	22	10	8	11	1
Other Comprehensive Income	—	—	—	—	—	—

Comprehensive Income For The Period	97	22	10	8	11	1

2012	Light	Taesa	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
Assets
Current	2,379	3,861	329	157	158	205	62	11
Cash and cash equivalents	230	2,530	—	—	—	—	—	—
Other current assets	2,149	1,331	329	157	158	205	62	11
Non-Current	9,394	5,784	1,271	156	190	385	103	5

Total Assets	11,773	9,645	1,600	313	348	590	165	16

Liabilities
Current	2,179	628	168	36	61	68	41	6
Suppliers	863	43	—	—	—	—	—	—
Non-Current	6,329	4,885	568	159	109	153	40	—
Equity	3,265	4,132	864	118	178	369	84	10

Total Liabilities and Equity	11,773	9,645	1,600	313	348	590	165	16

Statement of Income
Net Revenue	8,021	1,269	295	70	66	154	61	23
Total Cost	(5,954)	(109)	(25)	(5)	(8)	(13)	(32)	(17)
Depreciation and amortization	(315)	(1)	—	—	—	—	—	—
Gross Profit	2,067	1,160	270	65	58	141	29	6
General and administrative expenses	(920)	(77)	—	—	—	—	—	(5)
Depreciation and amortization	(43)	(1)	—	—	—	—	—	—
Net Financial Revenue (Expenses)	(461)	(278)	1	(6)	(4)	(15)	(3)	—
Financial revenues	199	257	—	—	—	—	—	—
Financial expenses	(660)	(535)	—	—	—	—	—	—
Operational profit	686	805	271	59	54	126	26	1
Income tax and Social Contribution tax	(205)	(220)	(31)	(18)	(8)	(12)	(2)	—

Net profit for the year	481	585	240	41	46	114	24	1

Statement of Comprehensive Income
Net profit for the year	481	585	240	41	46	114	24	1
Other Comprehensive Income
Adjustment of actuarial liabilities, net of taxes	(132)	—	—	—	—	—	—	—

Comprehensive Income For The Period	349	585	240	41	46	114	24	1

2012	Hidrelétrica Cachoeirão	Guanhães Energia	Hidrelétrica Pipoca	Madeira Energia	Lightger	Baguari Energia	Central Eólica Praias de Parajuru	Central Eólica Volta do Rio	Central Eólica Praias de Morgado	Amazônia Energia	EBTE
Assets
Current	24	5	14	327	33	77	5	15	15	1	66
Cash and cash equivalents	21	5	10	111	18	51	2	9	1	—	10
Other current assets	3	—	4	216	15	26	3	6	14	1	56
Non-Current	96	126	110	15,213	188	255	169	309	180	272	464

Total Assets	120	131	124	15,540	221	332	174	324	195	273	530

Liabilities
Current	9	81	13	1,493	22	49	13	43	24	—	46
Non-Current	44	9	69	9,768	117	3	91	165	116	—	170
Equity	67	41	42	4,279	82	280	70	116	55	273	314

Total Liabilities and Equity	120	131	124	15,540	221	332	174	324	195	273	530

Statement of Income
Net Revenue	29	—	21	342	21	48	22	27	29	—	50
Total Cost	(5)	—	(5)	(182)	(8)	(5)	(12)	(19)	(12)	(1)	(6)
Gross Profit	24	—	16	160	13	43	10	8	17	(1)	44
General and administrative expenses	(4)	—	(1)	(127)	(7)	(11)	(2)	(5)	(4)	(1)	(5)
Net Financial Revenue (Expenses)	(3)	—	(5)	(293)	1	4	(8)	(14)	(10)	—	(12)
Operational profit	17	—	10	(260)	7	36	—	(11)	3	(2)	27
Income tax and Social Contribution tax	(1)	—	(1)	2	(5)	(12)	(1)	(1)	(1)	—	(9)

Net profit for the year	16	—	9	(258)	2	24	(1)	(12)	2	(2)	18

Statement of Comprehensive Income
Net profit for the year	16	—	9	(258)	2	24	(1)	(12)	2	(2)	18
Other Comprehensive Income	—	—	—	—	—	—	—	—	—	—	—

Comprehensive Income For The Period	16	—	9	(258)	2	24	(1)	(12)	2	(2)	18

Acquisition of control

a) Additional equity interest in Gasmig

In October 2014, Cemig concluded the acquisition under its share purchase agreement with Petróleo Brasileiro S.A. (Petrobras) for acquisition of the 40% interest held by its subsidiary Gaspetro in Companhia de Gás de Minas Gerais (Gasmig), which had been approved by the Boards of Directors of both Cemig and Petrobras. The amount paid was R$ 571, being the result of R$ 600 specified in the share purchase agreement, updated by the IGP-M index, less the dividends paid between the base date and the closing of the agreement. The acquisition was completed after the approval by the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or CADE) and consent from the concession-granting power, the State of Minas Gerais.

The following are the fair values of the underlying assets and liabilities of the interest acquired in Gasmig:

Fair values of the interests acquired
Assets
Cash and cash equivalents	106
Securities	105
Accounts receivable	72
Inventories	6
Other current assets	71
Other current assets – Non-current	304
Financial assets of the concession	659
Intangible assets	1,182
Liabilities
Current liabilities	(335)
Provisions	(48)
Deferred taxes	(311)
Other non-current liabilities	(382)
Minority interests	(4)
Total net assets acquired	1,425

Business combination carried out in stages – additional effects

Up to the date of the acquisition of the controlling interest in Gasmig, Cemig had an equity interest of 59.57% in the share capital of Gasmig. However, Cermig did not consolidate Gasmig since there was a shareholders’ agreement which gave Petrobras significant participating rights.

With the acquisition of the 40% interest in Cemig, referred to above, Cemig obtained control over Gasmig, and began to consolidate Gasmig as from the date of this acquisition.

As specified in IFRS 3 (R) (Business combinations), the Company revalued its previous interest in Gasmig at fair value, recognizing the difference in the profit for the period.

Considering that the valuation opinion for the acquisition of the additional interest of 40% in Gasmig represents the fair value of the assets on the date of acquisition, Cemig made the measurement of its original interest in the investment, as follows:

Fair value of the original interest (59.57%)
Fair value of Gasmig on the date of acquisition of control	1,427
Cemig’s original interest, of 59.57%, valued at fair value on the acquisition date	850
Book value	569
Gain recorded in 2014	281

In the business combination a complementary amount of R$ 766 was recognized in intangible assets, and deferred tax liabilities were recognized in the amount of R$ 261, related to the right to commercial operation of the concession, to be amortized by the straight-line method during the period of the concession, corresponding to the difference between the fair value of the transaction and the fair value of the other assets and liabilities existing in the balance sheet of Gasmig.

Thus the amounts taken into account by the Company for the measurement of the total value involved in the business combination were:

R$ million
Consideration transferred for acquisition of the 40% interest	571
Fair value of the interest previously held	850
Fair value involved in the business combination	1,421
Reconciliation of the amount paid with the statement of cash flows:
Consideration transferred for acquisition of the 40% interest	571
Balance of Cash and cash equivalents acquired in the business combination	(106)
Amount disbursed, net of Cash and cash equivalents acquired	465

Impact of the acquisition on the consolidated results of Cemig

The Company’s net revenue includes R$ 340 and net profit for the year includes R$ 108, attributable to the operations of Gasmig after the date of the combination of the businesses.

If this business combination had taken place on January 1, 2014, the consolidated net revenue of Cemig would have been increased by R$ 979 and the net profit for the year would have been increased by R$ 33.

Acquisition of investments in jointly-controlled entities and affiliated companies

a) Investment in the Santo Antônio plant through Madeira Energia S.A. (Mesa) and FIP Melbourne

Madeira Energia S.A. (Mesa) and its subsidiary Santo Antônio Energia S.A. (Saesa) are incurring costs relating to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment asset constituted by these expenditures totaled R$ 20,998 on December 31, 2014, and this amount, in accordance with financial projections prepared by its management, is to be recovered by future revenues generated as from the start of operations of all the generator rotors of the plant. On December 31, 2014, the amount of PP&E proportional to the Company’s interest in this jointly-controlled entity is R$ 3,729. During this development phase of the project, the jointly-controlled entity Mesa, has suffered recurring losses in its operations and, on December 31, 2014 its current liabilities exceeded its current assets by R$ 482. The management of Mesa has plans to correct the situation of negative net working capital.

In this context, Mesa and its subsidiary Saesa have the benefit of direct and indirect cash investments by their shareholders, of which R$ 2,777 was injected in 2014 (R$ 1,677 in 2013), and also a pre-approved long-term supplementary credit line in the amount of R$ 1,190.

The physical average offtake guarantee level for the Santo Antônio Hydro Plant is 2,218 MW. This was reached in September 2014 with the start of commercial operation of the 32nd generating rotor.

The Company recognized equity losses in relation to its direct and indirect interests in Mesa, in the amount of R$ 388 on December 31, 2014 (R$ 47 in positive equity in earnings for the year ended December 31, 2013), arising, principally, from the recognition in 2014 by Mesa of expenses relating to: (i) purchase of supply on the short-term market (Wholesale Trading Chamber, or CCEE); (ii) allocation of the GSF (Generation Scaling Factor); and (iii) the FID (Availability Factor).

On October 21, 2014 Mesa held an Extraordinary General Meeting of Shareholders, which approved, by majority, an increase of R$ 1.59 billion in the share capital of Mesa.

On November 19, 2014, SAAG Investimentos S.A. (SAAG) and Cemig GT filed an action for provisional remedy against Mesa, requesting an interim order to suspend, until consideration on the merit by the Arbitration Tribunal, the period for exercise, by SAAG and by Cemig GT, of the right of first refusal to subscribe the additional portion of the capital in of Mesa, in the amount of R$ 174.72 million, approved in the Shareholders’ Meeting of Mesa held on October 21, 2014.

The action also requested suspension of all the effects of the decisions as they relate to SAAG and Cemig GT and to their interests in Mesa, including in relation to the dilution and the penalties specified in the Shareholders’ Agreement of Mesa.

The application for provisional remedy was granted on November 21, 2014, by the 39th Civil Court of the Central Jurisdiction of São Paulo, and the arbitration referred to in the action for provisional remedy, if it takes place, will be in camera, under the Regulations of the Market Arbitration Chamber, and will have Mesa (and not Saesa) as a party.

Increase in equity stake through acquisition of an indirect position via the Melbourne Equity Fund

On June 6, 2014, Andrade Gutierrez Participações S.A. (‘AGP’) sold nominal preferred and common shares corresponding to 83% of the total share capital and 49% of the voting capital of SAAG Investimentos S.A. (‘SAAG’), to FIP Melbourne, administered by Banco Modal, in which Cemig GT and private pension plan entities are investors through a structure of equity investment funds (‘the Funds’) and a special-purpose company (jointly, the ‘Investment structure’).

Cemig GT holds less than 50% of the equity of the Funds and less than 50% of the voting shares in the SPC, preserving the private-sector nature of the Investment Structure. SAAG owns 12.4% of the total share capital of Madeira Energia S.A. (“Mesa”).

This transaction gave Cemig GT an indirect equity interest of 7.87% in Mesa.

The value for the acquisition was determined by the discounted cash flow method, and the difference between the book value and fair value of the assets was allocated to the concession of the project, having as basis the cash generation expected during the period of the concession. This intangible asset will be amortized by the straight-line method from the acquisition date until June 2043, the date of termination of the concession.

The chart below shows the fair values of the interest acquired in the Santo Antônio Plant, through FIP Melbourne, classified in the statement of financial position as investment with significant influence:

Fair values of the interests acquired (7.87%)
Investments	527
Intangible	259
Deferred income tax	(88)

Total of the interest acquired by the Company	698

On the acquisition date the book value of the interest acquired was R$ 527. The difference in relation to the fair value of the assets, namely R$ 171, was allocated as an intangible right of commercial operation of the regulated activity.

In addition to the amount of R$ 698 paid for purchase of 7.87% of Mesa, Cemig GT made an advance against future capital increase (Adiantamento para Futuro Aumento de Capital, or ‘AFAC’) in the Investment Structure, of R$ 81, in the third quarter of 2014.

b) Investment in Amazônia Energia S.A. and Norte Energia S.A. (Nesa)

The objective of Amazônia Energia Participações S.A (‘Amazônia Energia’) (jointly controlled) are to hold and manage an equity interest in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. Amazônia Energia owns 9.77% of the share capital of Nesa. On August 20, 2010, Nesa signed a concession contract with the Mining and Energy Ministry for commercial operation of electricity generation services, for 35 years from signature. Under that contract 70% of the guaranteed uptake level of electricity generated will go to the regulated market, 10% to self-producers and 20% to the Free Market.

Nesa will still require significant funds for costs of organization, development and pre- operating costs for completion of the plant. According to estimates and forecasts these costs will be repaid by the revenues from future operations.

c) Cemig GT enters into controlling block of Renova

In 2013 Cemig GT’s board entered into an Investment Agreement with Renova Energia S.A. (‘Renova’), RR Participações S.A. (‘RR’), Light Energia S.A. (‘Light Energia’) and Chipley SP Participações S.A. (‘Chipley’), governing the entry of Cemig GT, directly or indirectly, into the control block of Renova through subscription of new common shares in Renova.

The Investment Agreement contemplated the use of Chipley, a special purpose entity that was used by Cemig GT and Renova to acquire PCH pursuant to a Share Purchase Agreement signed with Petrobras on June 14, 2013 for 49% of the common shares in Brasil PCH S.A.

The transaction to acquire an interest in Brasil PCH was subject to rights of first refusal and/or joint sale by the other shareholders of Brasil PCH. At the expiration of the period for that exercise of first refusal, none of the shareholders holding that right had decided to do so; and only one shareholders, Jobelpa S.A. (‘Jobelpa’), holder of 2% of the common shares of Brasil PCH, exercised its (‘tag-along’) right of joint sale. In total, 51% of the common shares in Brasil PCH were acquired by Chipley on February 14, 2014 for R$ 740. This acquisition was funded by an Advance against Future Capital Increase, made in full by Cemig GT.

On February 20, 2014 the Board of Directors of Renova approved updating of the capital increase in Renova contained in the Investment Agreement, by the CDI rate from December 31, 2012 to February 20, 2014, resulting in R$ 1,550, equivalent to R$ 0.0177789 per share.

The investment of R$ 1,550 in Renova is composed by: (i) an Advance against Future Capital Increase of Renova in the amount of R$ 810 made by Cemig GT directly to Renova on March 31, 2014; and (ii) the contribution of Chipley to Renova, by which Renova received the credit relating to the Advance against Future Capital Increase made in Chipley by Cemig GT, in the amount of R$ 740.

These advances were capitalized on September 29, 2014, on which date a new shareholders’ agreement was signed, under which Cemig GT, RR and Light Energia became part of the controlling shareholder block of Renova. Following the expiration of the legal period for the rights of first refusal and subscription of the unsubscribed remaining shares, the Board of Directors of Renova homologated the increase of its capital, comprising the issuance of 87,196,901 nominal common shares without par value, at the issue price of R$ 0.0177789 per share, for a total capitalization of R$ 1,550, of which 87,186,035 common shares correspond to Cemig GT, with total value of R$ 1,550.

The following are the fair values allocated to the interest acquired in Renova:

Fair values of the interests acquired (27.37%)
Assets
Cash and cash equivalents	56
Accounts receivable	10
Other assets	94
Investments	205
Fixed assets	1,027
Intangible assets	1,295
Liabilities
Current and non-current liabilities	(697)
Deferred taxes	(440)

Total net assets	1,550

After the homologation of the capital increase, Cemig GT’s equity interest in Renova was 27.37% of the total stock and 36.62% of the voting stock – as follows:

RENOVA ENERGIA	ON shares		PN shares		Total shares	% of total share capital
	Quantity	%	Quantity	%	Quantity	%
Controlling shareholder block	188,309,629	79.10	—	—	188,309,629	59.11

RR Participações	50,561,797	21.24	—	—	50,561,797	15.87
Light Energia	50,561,797	21.24	—	—	50,561,797	15.87
Cemig GT	87,186,035	36.62	—	—	87,186,035	27.37
Other shareholders	49,786,482	20.90	80,408,816	100.00	130,195,298	40.89

RR Participações	9,560,093	4.02	—	—	9,560,093	3.00
BNDESPar	9,311,425	3.91	18,622,850	23.16	27,934,275	8.77
InfraBrasil	11,651,467	4.89	23,302,933	28.98	34,954,400	10.97
FIP Caixa Ambiental	5,470,293	2.30	10,940,586	13.61	16,410,879	5.15
Others	13,793,204	5.78	27,542,447	34.25	41,335,651	13.00

Total	238,096,111	100.00	80,408,816	100.00	318,504,927	100.00

Investment agreement between Renova Energia and Cemig GT for creation of wind farms

On July 17, 2014 an investment agreement was signed between Cemig and Renova for a wind farm project in the region of Jacobina in the state of Bahia. The agreement provided for Cemig to have a 50% interest in the project. The monopolies authority, Cade (Conselho Administrativo de Defesa Econômica, or Administrative Council for Economic Defense) approved the signature of this investment agreement on October 22, 2014.

d) Acquisition of an equity interest in Retiro Baixo Energética S.A. (‘RBE’)

On September 5, 2014, Cemig GT concluded the acquisition of a 49.9% interest in the share capital of Retiro Baixo Energética S.A (‘RBE’). RBE holds the concession for commercial operation of the Retiro Baixo Hydroelectric Plant, on the Paraopeba River in Minas Gerais State, Brazil, with installed generation capacity of 83.7 MW and assured power level of 38.5 MW average.

The amount transferred in relation to the indirect equity interest acquired was R$ 151.

The value of the acquisition was calculated by the discounted cash flow method. The difference between the consideration transferred and the fair value of the assets was allocated to the concession for the project, based on the cash expected to be generated during the period of the concession. This intangible asset will be amortized on the straight-line basis from the date of acquisition, October 2014 up to December 2041, expiration date of the concession.

The table below shows the fair values of the interest acquired in Retiro Baixo Energética S.A., classified in the consolidated statement of financial position as investment in a jointly-controlled entity:

Fair values of the interests acquired (49.9%)
Assets
Cash and cash equivalents	2
Accounts receivable	3
Securities	4
Fixed assets	193
Intangible assets	49
Liabilities
Current and non-current liabilities	(83)
Deferred taxes	(17)
Total net assets	151

On the acquisition date the net book value of the interest acquired was R$ 119. The difference from the fair value of the assets, of R$ 32, was allocated as an intangible right of commercial operation of the regulated activity.

Put options

Taesa

Cemig granted to the Coliseu Equity Investment Fund (Fundo de Participações Coliseu), which is a shareholder of Taesa, an option to sell its shares in Taesa, exercisable in October 2014. The exercise price of the option is calculated using the sum of the value of the injections of capital by the fund into Taesa, plus the running expenses of the Fund, less any Interest on Equity, and dividends, distributed by Taesa. The net amount was to be updated by the IPCA inflation index (published by IBGE) plus financial remuneration.

The Coliseu Fund did not exercise the option as the exercise price of the option on Taesa’s shares was lower than the market price of those shares.

Parati

Cemig granted to Fundo de Participações Redentor, which is a shareholder in Parati, a put option to sell the totality of its shares in Parati, exercisable in May 2016.

The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

The Equity Fund owns common and preferred shares in Light, and at present exercises joint control, with the Company, over the activities of that company. This being so, this option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of that option was calculated as the amount of the exercise price estimated on the date of exercise, less the fair value of the shares subject of the put option, also estimated on the date of the exercise of the option, brought to present value on the reporting date.

Based on the studies carried out, Cemig recorded obligations in its statement of income in 2014 from this option in the amount of R$ 166 as its best estimate of loss on those options.

The variable with main impact on the calculation of the option is the discount rate. In a sensitivity analysis, a change of 1% in the discount rate altered the value of the option by R$ 101.

SAAG

Cemig GT and the private pension plan entities participating in the investment structure of SAAG signed put options which the funds could exercise in the eighty fourth month after June 2014. The exercise price of the put options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis, by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities.

To decide the method to be used for measuring the fair value of that option, since Madeira Energia (investment of SAAG) is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of the options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the reporting date.

Based on the studies carried out, Cemig GT recorded obligations of R$ 29 in statement of income in 2014, as its best estimate of loss on those options.

The variable with main impact on the calculation of the option is the discount rate. In a sensitivity analysis, a change of 1% in the discount rate altered the value of the option by R$ 32.

15. PROPERTY, PLANT AND EQUIPMENT

	2014			2013
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	381	(9)	372	382	(5)	377
Reservoirs. dams and water courses	7,467	(5,206)	2,261	7,466	(5,071)	2,395
Buildings. works and improvements	2,137	(1,528)	609	2,285	(1,573)	712
Machinery and equipment	7,643	(5,590)	2,053	7,424	(5,345)	2,079
Vehicles	29	(20)	9	30	(18)	12
Furniture and utensils	18	(13)	5	14	(12)	2

	17,675	(12,366)	5,309	17,601	(12,024)	5,577

Under construction	235	—	235	240	—	240

Net PP&E	17,910	(12,366)	5,544	17,841	(12,024)	5,817

This table shows the movement in property, plant and equipment:

	2013	Additions	Written down	Depreciation	Transfers / capitalizations	2014
In service
Land	377	—	—	(5)	—	372
Reservoirs. dams and water courses	2,395	—	—	(134)	—	2,261
Buildings. works and improvements	712	—	(1)	(25)	(77)	609
Machinery and equipment	2,079	—	(6)	(177)	157	2,053
Vehicles	12	—	—	(3)	—	9
Furniture and utensils	2	—	—	—	3	5

	5,577	—	(7)	(344)	83	5,309

Under construction	240	122	(49)	—	(78)	235

Net PP&E	5,817	122	(56)	(344)	5	5,544

	01/01/2013	Additions	Transfers	Written down	Depreciation	2013
In service
Land	380	4		—	(7)	377
Reservoirs. dams and water courses	2,552	8		—	(165)	2,395
Buildings. works and improvements	743	18		(3)	(46)	712
Machinery and equipment	2,198	19	35	(4)	(169)	2,079
Vehicles	6	8		—	(2)	12
Furniture and utensils	1	1		—	—	2

	5,880	58	35	(7)	(389)	5,577

Under construction	229	11		—	—	240

Net PP&E	6,109	69	35	(7)	(389)	5,817

The average annual depreciation rate is 3.12%. The average annual depreciation rates, by activity, as per ANEEL resolution 474 of February 7, 2012 and the decisions made by Decree 2003 of September 10, 1996, are:

Hydroelectric generation	Thermal generation	Management and other	Telecoms
2.86%	4.45%	8.88%	5.96%

The Company has not identified evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the Concession-granting power shall determine the amount to be indemnified to the Company. Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives.

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

Consortia

The Company is a partner in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession. In these cases the controls are maintained in PP&E, Intangible assets and Assets not linked to the activity.The Company’s portion in each of the assets allocated to the consortia is recorded and controlled individually in the respective types of PP&E presented above.

The amounts of the investment in PP&E, accumulated, by project, are as follows:

	Stake in the electricity generated	Average annual depreciation rate %	2014	2013
In service
Porto Estrela Plant	33.33%	3.68	39	39
Igarapava Plant	14.50%	2.50	59	58
Funil Plant	49.00%	4.21	183	183
Queimado Plant	82.50%	4.00	213	212
Aimorés Plant	49.00%	3.75	549	552
Capim Branco Energia Consortium	21.05%	3.75	56	56
Accumulated depreciation			(311)	(258)

			788	842
In progress
Queimado Plant	82.50%		2	2
Porto Estrela Plant	33.33%		2	—
Capim Branco Energia Consortium	21.05%		3	2

			7	4

Total			795	846

This table shows, by project, the interests of the other partners in the energy generated by the consortia:

Consortium	Other participants	Interest %
Porto Estrela Plant	Companhia de Tecidos Nortes de Minas Gerais –Coteminas	33.34
	Vale S.A.	33.33
Igarapava Plant	Vale S.A.	38.15
	Companhia Mineira de Metais – CMN	23.93
	Companhia Siderúrgica Nacional – CSN	17.92
	Mineração Morro Velho – MMV	5.50
Funil Plant	Vale S.A.	51.00
Queimado Plant	Companhia Energética de Brasília	17.50
Aimorés Plant	Vale S.A.	51.00
Baguari Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00
Amador Aguiar I and II Plants	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda	17.89
	Companhia Mineira de Metais – CMM	12.63

Renewal of concession of the Jaguara Plant

As specified in the concession contract for the Jaguara Plant, the Company applied for renewal of this concession. The Mining and Energy Ministry, by a Dispatch of May 3, 2013, refused the Company’s application, on the grounds that the application was made outside the time limits set by Law 12,783/13.

On June 20, 2013, Cemig GT obtained an interim injunction in its application for an order of mandamus before the Higher Appeal Court (Superior Tribunal de Justiça – STJ), against the decision of the Mining and Energy Ministry not to entertain the application for extension of the period of concession of the Jaguara plant (424MW, assured offtake level 336MW), for which there was an expiration date on August 28, 2013. The interim remedy, given by Reporting Judge Sérgio Kukina, ensured that Cemig GT would continue to operate the concession for the Jaguara plant until final judgment in the action.

On August 30, 2013 the Higher Appeal Court (STJ) granted an interim injunction to Cemig GT in Cemig GT’s further application for an order of mandamus against the more recent decision by the Mining and Energy Ministry which, in a dispatch published on August 23, 2013 refused, after consideration on its merits, the application by Cemig GT for extension of the concession of the Jaguara Hydroelectric Plant under Concession Contract 007/97. This interim injunction gives Cemig GT the right to remain in control of the Jaguara Plant, commercially operating the public service concession granted to it, until final judgment of the case.

Since it remains in control of the asset, the Company has continued to record the operating revenues, costs and expenses of the plant in accordance with current accounting practices.

On May 14, 2014, the Higher Appeal Court started its judgment on the application by Cemig GT for an order of mandamus to annul the decision of the Mining and Energy Ministry which, on August 23, 2014, refused, on a consideration on its merits, the request by Cemig GT for extension of its concession to operate the Jaguara Hydroelectric Plant, as specified in its Concession Contract, No. 007/97.

The judgment was suspended due to the request by one of the judges for a study of the full papers in the case, the session being adjourned with a tied vote – two votes in favor of Cemig GT’s application and two against.

The judgment was resumed on August 14, 2014. On this occasion it was adjourned at the request of Judge Mauro Campbell Marques, who had requested sight of the case records in the judgment session held on May 14, 2014.

STJ resumed the judgment on August 27, 2014, but Cemig GT, which attached documents and a statement to the case records, requested postponement of the judgment, which was granted by Judge Mauro Campbell.

On September 10, 2014 the judgment session was resumed, and Judge Campbell, who had asked for sight of the proceedings, voted to refuse the appeal applied for by the Company. The judgment was then immediately suspended due to a new request to review the records, by Judge Benedito Gonçalves. Judgment was renewed on December 10, 2014, and Judge Benedito refused the appeal applied for. There was a further request for sight of the proceedings by Judge Assusete Magalhães.

Thus the judgment has been suspended and has a partial result of two votes in favor and four against the application for extension by Cemig GT.

At present the case records are delivered to Judge Assusete Magalhães, and the judgment will be resumed in 2015.

There are now two judges to give their judgment vote: Judge Assusete Magalhães and Judge Sérgio Kukina of the 1st Panel of the STJ. The interim injunction given, enabling Cemig GT to continue to commercially operate the public service concession at the Jaguara Hydroelectric plant, under Contract 007/1997, until the final judgment of the application for mandamus, continues to be in effect. That decision is of a preliminary nature and does not yet represent the decision on the merits of the action initially brought to court. The Company has been recording the revenues and operating costs and expenses of the plant in accordance with the accounting practices currently in effect, since it remains in control of the asset.

Renewal of the concession to operate the São Simão Hydroelectric Plant

On June 3, 2014, the Company filed its request for extension of the concession of the São Simão hydroelectric plant, since it believes that the concession contract for this plant is not subject to the new rules created by Provisional Measure 579 (which became Law 12,783/2013).

On August 5, 2014 the Council of ANEEL decided to recommend to the Mining and Energy Ministry (MME) that renewal of the concession for the São Simão plant should be refused on the view that Cemig did not make the request within the period established by Law 12,783/13.

By an un-numbered MME dispatch of August 28, 2014, published on August 29, 2014, the Mining and Energy Minister decided to refuse the request for extension of the period of concession of the São Simão hydro plant, based on Opinion No. 559/2014/CONJURMME/CGU/AGU.

On September 10, 2014, Cemig GT filed a Hierarchy Appeal with the MME, with request for reconsideration, for the Mining and Energy Minister to reconsider his decision and to grant the Company’s request based only on Concession Contract 007/1997, and, successively, that the appeal should be sent to the President of the Republic, so that the President should issue a decision in favor of the Company’s request in the same terms.

On September 16, 2014 the MME, via Official Letter 239/2014, requested a statement by Cemig GT as to whether it was interested in remaining responsible for the provision of the public service of electricity generation at the São Simão plant. In reply (Letter DPR-0558A/2014), the concession holder highlighted that it reserves the right to make a statement about maintaining control of that plant after the final judgment in the administrative sphere (the Hierarchy Review) and in the judiciary (in relation to the Jaguara plant, which is in the same legal and factual situation).

On November 4, 2014 Cemig GT received a further Official Letter, No. 332/2014, to state its interest in remaining responsible for the provision of the service, and stating that explicit non-statement would be understood as a negative answer to the MME’s request. In reply to this Official Letter the Company reiterated, on November 17, 2014, the statement of Letter DPR-0558A/2014.

The Hierarchy Review is still pending consideration by the MME and by the President of the Republic.

On December 15, 2014 Cemig GT filed an application for mandamus, with the Higher Appeal Court, requesting interim relief, against an act that was illegal and violated the net and certain right of the plaintiff, practiced by his Excellency the Mining and Energy Minister, for the purpose of obtaining extension of the period of concession of the São Simão plant based on Clause 4 of Contract 007/1997.

On December 17, 2014 Judge Mauro Campbell gave an interim injunction (published on December 19, 2014) that Cemig GT should remain in control of the plant, commercially operating the public service concession conceded to it, until the final judgment on the application for mandamus No. 20.432/DF (governing the Jaguara plant), or until a re-examination of the application, in the event that consideration of the question is not completed within 45 days after the start of judgment activities of the First Section in the year of 2015.

The Company has been recording the revenues and operating costs and expenses of the plant in accordance with the accounting practices currently in effect, since it remains in control of the asset.

16. INTANGIBLE ASSETS

a) Composition of the balance at December 31, 2014 and 2013

	2014			2013
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	14	(2)	12	13	(1)	12
Paid concession	40	(16)	24	40	(13)	27
Assets of concession	8,708	(6,485)	2,223	6,748	(5,882)	866
Other	66	(49)	17	69	(44)	25

	8,828	(6,552)	2,276	6,870	(5,940)	930

Under construction	1,103	—	1,103	1,074	—	1,074

Net intangible assets	9,931	(6,552)	3,379	7,944	(5,940)	2,004

b) Changes in Intangible assets – December 31, 2013 to 2014

	31/12/2013	Adjustment due to business combination	Additions	Written down	Amortization	Transfers	31/12/2014
In service
Useful life defined
Temporary easements	12	—	—	—	—	—	12
Paid concession	27	—	—	—	(3)	—	24
Assets of concession	866	1,073	—	—	(448)	732	2,223
Other	25	—	—	—	(6)	(2)	17

	930	1,073	—	—	(457)	730	2,276

Under construction	1,074	109	868	(25)	—	(923)	1,103

Net intangible assets – Consolidated	2,004	1,182	868	(25)	(457)	(193)	3,379

	01/01/2013	Additions	Written down	Amortization	Transfers	31/12/2013
In service
Useful life defined
Temporary easements	11	—	—	(1)	2	12
Paid concession	21	9	—	(3)	—	27
Assets of concession	1,132	—	(6)	(428)	168	866
Other	6	12	—	(5)	12	25

	1,170	21	(6)	(437)	182	930

Under construction	704	887	(33)	—	(484)	1,074

Net intangible assets – Consolidated	1,874	908	(39)	(437)	(302)	2,004

The annual average amortization rate is 4.12%. The average annual depreciation rates, by activity, as per ANEEL Resolution 474 of February 7, 2012 and the decisions made by Decree 2003 of September 10, 1996, are:

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

17. SUPPLIERS

	2014	2013
Electricity on spot market – CCEE	330	77
Charges for use of electricity network	88	63
Electricity purchased for resale	596	466
Itaipu Binacional	149	180
Gas purchased for resale	151	—
Materials and services	290	280

	1,604	1,066

18. TAXES, INCOME TAXES AND SOCIAL CONTRIBUTION TAXES

a) Taxes

The non-current Pasep and Cofins obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes, and seeking authorization to offset the amounts paid over the last ten years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment and authorizing payment through court deposits (starting in 2008), and maintained this procedure until july 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

	2014	2013
Current
ICMS	365	323
Cofins	96	103
Pasep	21	23
INSS	21	23
Other	52	27

	555	499
Non-current
Cofins	594	579
Pasep	129	126

	723	705

	1,278	1,204

b) Income tax and Social Contribution taxes:

	2014	2013
Current
Income tax	39	26
Social Contribution tax	4	9

	43	35

19. LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financing cost. %	Currency	2014			2013
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil – Various bonds (1)	2024	Various	US$	1	23	24	33
KFW	2016	4.50	EURO	2	2	4	6
KFW	2024	1.78	EURO	1	10	11	—
Toshiba	2014	Libor + 5.36	US$	—	—	—	7

Debt in foreign currency				4	35	39	46
Brazilian currency
Banco do Brasil	2017	108.33% of CDI	R$	80	132	212	208
Banco do Brasil	2017	108.00% of CDI	R$	156	295	451	449
Banco do Brasil	2016	104.10% of CDI	R$	559	360	919	1,017
Banco do Brasil	2015	98.50% of CDI	R$	206	—	206	384
Banco do Brasil	2015	99.50% of CDI	R$	238	—	238	213
Banco do Brasil	2016	104.25% of CDI	R$	—	706	706	635
Promissory Notes—5th Issue (2)	2015	106.85 do CDI	R$	1,484	—	1,484
Promissory Notes—7th Issue (3)	2015	105.00 do CDI	R$	1,311	—	1,311	—
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	8	81	89	96
Brazilian Development Bank (BNDES)	2026	TJLP+2.48	R$	2	11	13	—
Bradesco	2014	CDI + 1.70	R$	—	—	—	1
Eletrobras	2023	Ufir. RGR + 6.00 to 8.00	R$	67	185	252	334
Large consumers	2018	Various	R$	5	2	7	7
Finep	2018	TJLP + 5 and TJLP + 2.5	R$	3	9	12	13
Pipoca Consortium	2015	IPCA	R$	—	—	—	—
BNDES – CEMIG TELECOM (4)	2018	Various	R$	8	16	24	32
Promissory Notes –1st Issue (4)	2015	110.40% of CDI	R$	20	—	20	—

Debt in Brazilian currency				4,147	1,797	5,944	3,389

Total of loans and financings				4,151	1,832	5,983	3,435

Debentures – 1st Issue (3)	2014	IGP-M + 10.50	R$	—	—	—	424
Debentures, 2nd Issue (3)	2017	IPCA + 7.96	R$	202	397	599	561
Debentures—3rd Issue, 1st Series (2)	2017	CDI + 0.90	R$	49	480	529	519
Debentures – 2nd Issue, 2nd Series (2)	2015	IPCA + 7.68	R$	554	—	554	1,024
Debentures—3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	43	790	833	782
Debentures—3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	12	236	248	234
Debentures—3rd Issue, 2nd Series (3)	2021	IPCA + 4.70	R$	50	1,216	1,266	1,188
Debentures—3rd Issue, 3rd Series (3)	2025	IPCA + 5.10	R$	32	726	758	712
Debentures—3rd Issue, 1st Series (3)	2018	CDI + 0.69	R$	41	410	451	442
Debentures (5)	2018	CDI + 0.80	R$	—	—	—	77
Debentures – Minas Gerais state government (7)	2031	IGP-M	R$	—	—	—	59
Debentures—4th Issue, 2nd Series (2)	2016	CDI+0.85	R$	2	500	502	—

Debentures—5th Issue, 1st Series (2)	2018	CDI+1.70	R$	6	1,400	1,406	—

Debentures (6)	2016	TJLP+3.12	R$	49	41	90	—

Debentures (6)	2015	CDI+0.62	R$	100	—	100	—

Debentures (6)	2018	CDI+0.74	R$	—	100	100	—

Debentures (6)	2022	TJLP+7.82 (75%) e Selic+1.82(25%)	R$	—	90	90	—

Total. debentures				1,140	6,386	7,526	6,022

Overall total – Consolidated				5,291	8,218	13,509	9,457

(1)	Interest rates vary: 2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão;
(3)	Cemig Distribuição;
(4)	Cemig Telecom;
(5)	Capim Branco;
(6)	Gasmig;
(7)	Contracts adjusted to present value.

Guarantees

The guarantees of the debtor balance on loans and financings, on December 31, 2014, were as follows:

Promissory Notes: Sureties and guarantees	10,750
Receivables	1,390
Without guarantee	1,369

TOTAL	13,509

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2015	2016	2017	2018	2019	2020	2021	After 2021	Total
Currency
US dollar	1	—	—	—	—	—	—	24	25
Euro	3	3	1	1	1	1	1	3	14

Total by currency	4	3	1	1	1	1	1	27	39

Indexors
IPCA index (1)	892	198	198	118	519	662	674	995	4,256
Ufir / RGR (2)	68	50	40	35	24	20	6	10	253
CDI Rate (Bank CD rate) (3)	4,253	1,812	1,426	1,144	—	—	—	—	8,635
URTJ / TJLP (4)	71	74	34	26	23	23	20	48	319
IGP-M (5)	3	1	1	—	—	—	—	—	5
IGP–DI (6)	2	—	—	—	—	—	—	—	2
TR Rate (7)	5,289	2,135	1,699	1,323	566	705	700	1,053	13,470

Total by indexor	892	198	198	118	519	662	674	995	4,256

Overall total	5,293	2,138	1,700	1,324	567	706	701	1,080	13,509

(1)	Expanded National Consumer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-M inflation index (‘General Price Index – Market’).
(6)	IGP-DI (‘General Domestic Availability Price Index’).
(7)	TR Reference Interest Rate

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	2014 (%)	2013 (%)	Indexor	2014 (%)	2013 (%)
US dollar	13.39	14.64	IPCA	6.41	5.91
Euro	0.02	19.70	CDI	10.81	8.05

The changes in loans, financings and debentures were as follows:

Balance on January 1. 2012	10,504
Loans and financings obtained	4,928
Funding costs	(11)
Financings obtained net of funding costs	4,917
Monetary and exchange rate variation	253
Financial charges provisioned	836
Financial charges paid	(818)
Amortization of financings	(5,276)

Balance on December 31. 2012	10,416

Loans and financings obtained	2,475
Funding costs	(9)

Financings obtained net of funding costs	2,466
Monetary and exchange rate variation	248
Financial charges provisioned	742
Financial charges paid	(814)
Amortization of financings	(3,601)

Balance on December 31, 2013	9,457

Loans and financings obtained	4,562
Funding costs	—

Financings obtained net of funding costs	4,562
Liabilities assumed in business combinations(*)	392
Monetary and exchange rate variation	266
Financial charges provisioned	1,007
Financial charges paid	(781)
Amortization of financings	(1,394)

Balance on December 31, 2014	13,509

(*)	Balance arising from consolidation of Gasmig starting in October 2014 (See Note 14).

Borrowing costs, capitalized

The Company transferred to Intangible assets the costs of loans and financings linked to works, as follows:

	2014	2013
Costs of loans and financings	1,061	738
Financial costs transferred to Intangible assets	(70)	(40)

Net effect in Profit or loss	991	698

The value of the charges capitalized, R$ 70, has been excluded from the Statement of Cash Flow, and from the additions to the Cash flow in investment activities, because it does not represent an outflow of cash for acquisition of the related asset.

The average rate of capitalization of the loans and financings whose costs were transferred to works was 11.62%.

Funding raised

This table gives the consolidated totals of funds raised in 2014:

Financing sources	Principal maturity	Annual financial cost – %	Amount raised
Foreign currency
KfW (GT)	2024	1.78	10

Total in foreign currency			10

Brazilian currency
Debentures – 4th Issue (GT)	2016	CDI + 0.85	505
Promissory Notes—5th Issue (GT)	2015	106.85% of the CDI Rate	1,400
Debentures – 5th Issue (GT)	2018	CDI + 1.70	1,400
Finep (GT)	2018	TJLP + 2.5	3
Brazilian Development Bank (BNDES) (D)	2020	TJLP + 2.48	13
Promissory Notes—7th Issue (D)	2015	105.00% of the CDI Rate	1,210
Promissory notes – 1st Issue – Cemig Telecom	2015	110.4% of the CDI Rate	20

Total in Brazilian currency			4,551

Total funding			4,561

In January 2014, Cemig GT completed its 4ª Debenture Issuance – placing 50,000 non-convertible, unsecured debentures in a single series, with restricted placement efforts, with nominal unit value of R$ 10 (in reais) on the issuance date (December 23, 2013), for a total of R$ 500. The net proceeds from the issuance were allocated to recuperate the cash due to payment of debts. The debentures have maturity three years from the issuance date, on December 23, 2016, and pay remuneratory interest of 100% of the CDI Rate, capitalized by a spread of 0.85% per year. The remuneratory interest will be paid annually and the amortization of the principal will be paid in a single payment on the maturity date. This issue by Cemig GT has a surety guarantee from the issuer’s parent company, Cemig.

In April 2014 Cemig D completed its seventh issuance of Commercial Promissory Notes, with restricted placement efforts, issuing 121 promissory notes, in a single series, with nominal unit value of R$ 10 on the issuance date, April 8, 2014, for a total of R$ 1,210. The net proceeds from the issuance of the notes were allocated to payment of debt and to investments in works to expand, renew and improve the Cemig D electricity distribution structure. The Notes have tenor of 360 days from the issue date, maturing on April 3, 2015, and pay remuneratory interest of 105% of the CDI Rate. The remuneratory interest was paid on maturity together with the amortization, in the amount of R$ 1,352. This issue of commercial promissory notes by Cemig D had a surety guarantee from its controlling shareholder, Cemig.

In June 2014 Cemig GT completed its fifth issuance of Commercial Promissory Notes, distributed with restricted placement efforts, issuing 140 promissory notes, in a single series, with nominal unit value of R$ 10 on the issuance date, June 27, 2014, totaling R$ 1,400. The net proceeds from the issue of the notes were allocated to payment of debt, acquisition of equity interests, and replenishment of cash following acquisitions of equity interests by the Cemig GT. The Notes have tenor of 360 days from the issue date, maturing on June 22, 2015, and pay remuneratory interest of 106.85% of the CDI Rate. The remuneratory interest will be paid on maturity together with the amortization. This issue has a surety guarantee from the controlling shareholder, Cemig.

On December 17, 2014, Cemig GT concluded its fifth issuance issue of non-convertible debentures, with restricted placement efforts, issuing 140,000 unsecured non-convertible debentures in a single series with nominal unit value of R$ 10 on the issue date, which was December 10, 2014, totaling R$ 1,400. The net proceeds from the issuance were used for payment of debt, investment in equity interests and replenishment of cash expended on equity interests during 2014. The debentures have a maturity at four years from the issue date, on December 10, 2018, and pay remuneration of 100% of the CDI rate capitalized by a spread of 1.70% per year. The remuneratory interest will be paid annually and the amortization of the principal will be paid in two equal consecutive instalments, on December 10, 2017 and December 10, 2018, each of 50% of the nominal unit value. The issue has a surety guarantee from the controlling shareholder, Cemig.

Optional acquisition of the debentures of Cemig issued for the construction of the Irapé hydroelectric plant.

In the years 2002 to 2006, Cemig issued a series of subordinated, non-convertible debentures for private distribution, subscribed by the State of Minas Gerais, as authorized by State Law 13954/01, for the purpose of spending the funds on the construction of the Irapé hydroelectric plant.

In December 2014 Cemig GT made early settlement of those debentures. The amount negotiated for prepayment of the debentures, of R$ 90, represents discounting of the payments from their respective due dates (over the period 2027-31). Cemig will cancel the debentures acquired by Cemig GT. On December 31, 2014, the debentures were still held in treasury.

The pre-payment represented a financial expense of R$ 27, which was reported in the Statement of income, corresponding to the difference between the amount paid and its respective carrying amount.

Settlement of debentures issued by Cemig Capim Branco S.A.

In March 2013 Cemig Capim Branco made an issue of non-convertible debentures in the amount of R$ 72, to fund purchase of participation in the Capim Branco Energia Consortium. The debentures were acquired in their entirety by Banco do Brasil.

In August 2014 Cemig GT and Vale signed an agreement, which specified, among other matters, that merger of Cemig Capim Branco Energia S.A. (‘Cemig Capim Branco’) into Cemig GT was a precedent condition for conclusion of the Association between Cemig GT and Vale, since one of the assets to be subscribed by Cemig GT into the new company, Aliança, was its direct and indirect equity interests in the Capim Branco Consortium.

Since Cemig Capim Branco would be merged into Cemig GT, resulting in the extinction of Cemig Capim Branco (issuer of the debentures) and in the merger of all its assets and liabilities into Cemig GT, it was necessary to proceed to the repurchase by Cemig Capim Branco of the 7,200 debentures in circulation, which was made at their nominal unit value of R$ 10, plus the Remuneratory Interest, calculated pro rata temporis from the date of the last payment of the Remuneratory Interest up to the date of repurchase, resulting in a total amount on December 19, 2014 of R$ 78.

The debentures acquired by Cemig Capim Branco will be cancelled. However, on December 31, 2014 they remained in Treasury.

Debentures

The debentures issued by the Company are not convertible into shares, and have the following characteristics:

Issuer	Guarantee	Annual cost (%)	Maturity	31/12/2014	31/12/2013
Cemig GT – Minas Gerais State Govt.	None	IGP-M	2031	—	60
Cemig GT – 2nd Issue – 2nd Series	None	IPCA + 7.68	2015	554	1,025
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI + 0.90	2017	529	519
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20	2022	833	782
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00	2019	248	233
Cemig GT – 4th Issue	Unsecured	CDI + 0.85	2016	501	—
Cemig GT – 5th Issue	Unsecured	CDI*1.70	2018	1,406	—
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69	2018	452	442
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70	2021	1,266	1,188
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10	2025	758	711
Capim Branco	Surety	CDI + 0.80	2018	—	77
Cemig D – 2nd Issue	None	IPCA + 7.96	2017	598	561
Cemig D – 1st Issue	Unsecured	IGP-M + 10.50	2014	—	424
Gasmig	Unsecured	TJLP+3.12	2016	90	—
Gasmig	Unsecured	CDI+0.62	2015	100	—
Gasmig	Unsecured	CDI+0.74	2018	100	—
Gasmig	Unsecured	TJLP+7.82 (75%) and Selic+1.82(25%)	2022	90	—

TOTAL				7,525	6,022

For the debentures issued by the Company, there are no restrictive covenants, nor agreements for renegotiation, nor debentures held in treasury. There is an early maturity cross-default clause in the event of non-payment of any pecuniary obligation with individual or aggregate value greater than R$ 50 million.

Restrictive covenants

The Company has financing contracts with the Brazilian Development Bank (BNDES), with covenants related to financial indices, calculated annually in a balance sheet audited by an independent auditing company registered with the CVM, as follows:

Covenant	Required ratio
Shareholders’ equity of the Guarantor / Total assets of the Guarantor (1)	30% or more
Shareholders’ equity / Total assets of the Guarantor (Cemig – Cia. Energética de Minas Gerais) (2)	30% or more
Net debt / Ebitda (2)	4x or less

(1)	If it does not succeed in achieving the required ratio, the subsidiary Cemig GT will have six months from the end of the business year in which the ratio was found, to: (i) constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the debtor balance of the contract; or (ii) present an interim balance sheet, audited by an auditor registered with the CVM (Securities Commission), that indicates the return to the index required.

(2)	If it does not meet the required indices, the Company must, within 30 calendar days from the date of written notice by the BNDES on non-achievement of one of the indices, constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the amount outstanding under the contract, unless the levels referred to have been re-established within that period.

On December 31, 2014, all restrictive covenants were complied with.

20. REGULATORY CHARGES

	2014	2013
Global Reversion Reserve – RGR	48	58
Energy Development Account – CDE	21	12
Eletrobrás – Compulsory loan	1	1
ANEEL inspection charge	3	3
Energy Efficiency	138	124
Research and Development	99	103
Energy System Expansion Research	4	3
National Scientific and Technological Development Fund	8	6
Proinfa Alternative Energy Program	4	5
Emergency capacity charge	32	31

	358	346

Current liabilities	106	153
Non-current liabilities	252	193

21. POST-RETIREMENT LIABILITIES

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

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (‘Plan B’): This plan operates as a defined-contribution plan during the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants.

Pension Benefits Balances Plan (‘Plan A’): This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Amortization of the actuarial obligations and recognition in the financial statements

In this Note the Company states its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards specified by the IAS 19 – Employee Benefits, and an independent actuarial opinion issued as of December 31, 2014.

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 799 on December 31, 2014 (R$ 808 on December 31, 2013). This amount has been recognized as an obligation payable by Cemig, its subsidiaries and jointly-controlled entities, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, or Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), plus 6% per year.

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

Independent Actuarial Information

The consolidated actuarial information of the Holding company and of the subsidiaries Cemig GT and Cemig D is as follows:

2014	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	8,124	1,120	33	680	9,957
Fair value of plan assets	(8,051)	—	—	—	(8,051)

Net liabilities (net assets)	73	1,120	33	680	1,906

Adjustment to Asset Ceiling	79	—	—	—	79

Adjusted net liabilities	152	1,120	33	680	1,985

Complement for debt to Forluz	646	—	—	—	646

Net liabilities in statement of financial position	798	1,120	33	680	2,631

2013	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	7,352	1,012	29	600	8,993
Fair value of plan assets	(7,728)	—	—	—	(7,728)

Net liabilities (net assets)	(376)	1,012	29	600	1,265

Adjustment to Asset Ceiling	376	—	—	—	376
Adjusted net liabilities	—	1,012	29	600	1,641

Complement for debt to Forluz	808	—	—	—	808

Net liabilities in statement of financial position 2013	808	1,012	29	600	2,449

As noted above, the Company records an additional obligation to account for the difference between the net obligation for supplementary provision of retirement pensions stated in the actuarial opinion and the debt agreed upon with Forluz.

The difference between the net liability recorded in the Statement of financial position and the net liabilities found in the actuarial opinion was recognized in full, with a counterentry in Shareholders’ equity. As a result there was an accumulated reduction in shareholders’equity in December 2014 as a result of this accounting practice, in the amount of R$ 51 (net of deferred tax effects).

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation on Jan. 1, 2013	9,191	820	22	736	10,769

Cost of current service	11	17	—	8	36
Interest on the actuarial obligation	806	72	2	68	948
Actuarial losses (gains) recognized	(2,037)	169	6	(200)	(2,062)
Benefits paid	(619)	(66)	(2)	(12)	(699)

Defined-benefit obligation on December 31. 2013	7,352	1,012	28	600	8,992

Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Actuarial losses (gains) recognized	570	50	2	14	636
Benefits paid	(673)	(73)	(2)	(11)	(759)

Defined-benefit obligation on December 31. 2014	8,124	1,120	32	680	9,956

Changes in the fair values of the plan assets were as follows:

Pension plans and retirement supplement plans
Fair value of the assets of the plan at December 31. 2012	8,142

Real return on the investments	104
Contributions from the Employer	101
Benefits paid	(619)

Fair value at December 31. 2013	7,728

Real return on the investments	889
Contributions from the Employer	107
Benefits paid	(673)

Fair value at December 31. 2014	8,051

The amounts recognized in the 2014, 2013 and 2012 Statement of income are as follows:

2014	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Expected return on the assets of the Plan	(922)	—	—	—	(922)

Expense as per actuarial opinion	(47)	131	4	77	165

Adjustment to the asset ceiling	47	—	—	—	47
Adjustment relating to debt to Forluz	99	—	—	—	99

Expense in 2014	99	131	4	77	311

2013	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	11	17	—	8	36
Interest on the actuarial obligation	806	72	2	68	948
Expected return on the assets of the Plan	(717)	—	—	—	(717)

Expense as per actuarial opinion	100	89	2	76	267

Adjustment relating to debt to Forluz	2	—	—	—	2

Expense in 2013	102	89	2	76	269

2012	Pension plans and retirement supplement plans		Health Plan	Dental Plan	Life insurance	Total
	Forluz	Braslight
Cost of current service	8	—	11	—	6	25
Interest on the actuarial obligation	703	74	60	2	53	892
Expected return on the assets of the Plan	(735)	(37)	—	—	—	(772)
Actuarial losses (gains) recognized	—	—	1	(1)	1	1

Expense as per actuarial opinion	(24)	37	72	1	60	146

Adjustment relating to debt to Forluz	117	—	—	—	—	117

Expense in 2012	93	37	72	1	60	263

Changes in net liabilities:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31. 2013	1,048	820	22	736	2,626

Expense (Revenue) Recognized in Statement of income	101	89	3	76	269
Contributions paid	(100)	(66)	(2)	(12)	(180)
Actuarial losses (gains)	(241)	169	6	(200)	(266)

Net liabilities on December 31. 2013	808	1,012	29	600	2,449

Expense (Revenue) Recognized in Statement of income	99	131	4	77	311
Contributions paid	(109)	(73)	(2)	(11)	(195)
Actuarial losses (gains)	—	50	2	14	66

Net liabilities on December 31. 2014	798	1,120	33	680	2,631

Current liabilities on December 31. 2014					153
Non-current liabilities on December 31. 2014					2,478

The expenses on pension funds are recorded in Financial revenues (expenses) because they represent the interest and monetary adjustments on the debt to Forluz, as mentioned previously in this Note. The expenses on the health, dental, and life insurance plans are recorded in the Other operating expenses line.

The independent actuary’s estimate for the expense amount to be recognized for the 2015 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	5	7	—	3	15
Interest on the actuarial obligation	934	135	4	81	1,154
Expected return on the assets of the Plan	(922)	—	—	—	(922)

Expense (Revenue) in 2015 as per actuarial opinion	17	142	4	84	247
Adjustment relating to debt to Forluz	83	—	—	—	83

Expense (Revenue) in 2015	100	142	4	84	330

Although the actuary’s report assumes a revenue in 2015 in relation to the pension fund, the Company will record a financial expense for the debt agreed with the Foundation, as mentioned above in this note. The expectation for the financial expense for the debt in 2015 is R$ 99.

The expectation for payment of benefits for the 2015 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Estimate of payments of benefits	709	77	2	13	801

The Company and its subsidiaries have the expectation of making contributions in 2015 of R$ 113 to the pension fund, and R$ 86 to the Defined Contribution Plan (recorded directly in the profit or loss for the year).

The principal categories of assets of the plan, as a percentage of the total of the plan’s assets, are as follows:

	2014	2013
Shares of Brazilian companies	8.68%	9.83%
Fixed income securities	58.16%	63.51%
Real estate property	8.16%	4.99%
Other	25.00%	21.67%

Total	100.00%	100.00%

The assets of the Pension Plan include the following assets, valued at fair value, of Cemig, Cemig GT and Cemig D:

	2014	2013
Non-convertible debentures issued by the Sponsor and subsidiaries	345	397
Shares issued by the Sponsor	9	9
Real estate properties of the Foundation occupied by the Sponsors	230	215

	584	621

Below is a sensitivity analysis of the effects of changes in the principal actuarial assumptions used to determine the defined-benefit obligation on December 31, 2014:

Effects on the defined-benefit obligation	Pension and retirement supplement plan	Health Plan	Dental Plan	Life insurance	TOTAL
Change in the Mortality Table by one year	298	17	—	26	341
Reduction of 1% in the discount rate	819	136	4	119	1,078

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-retirement obligations for the business years ending December 31, 2014 and 2013.

This table gives the main actuarial assumptions:

	2014	2013
Annual discount rate for present value of the actuarial obligation	12.00%	12.36%
Annual expected return on plan assets	12.00%	12.36%
Long-term annual inflation rate	5.50%	5.50%
Annual salary increases	7.61%	7.61%
Mortality rate	AT-2000	AT-2000
Disability rate	Álvaro Vindas	Álvaro Vindas
Disabled mortality rate	AT 49	AT 49

22. PROVISIONS

The Company and its subsidiaries are parties in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

The Company and its subsidiaries have made Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. that an outflow of funds to settle the obligation will be necessary), as follows:

	2013	Additions	Reversals	Closed	Liabilities assumed in business combination¹	2014
Employment-law cases	146	250	(7)	(66)	—	323
Civil cases
Consumer relations	29	10	(10)	(10)	—	19
Other civil actions	23	12	(6)	(5)	—	24

	52	22	(16)	(15)	—	43
Tax	26	30	(18)	(16)	50	72
Environmental	1	1	(1)	—	—	1
Regulatory	50	8	(22)	—	—	36
Corporate (2)	—	239	—	—	—	239
Other	31	14	(2)	(2)	—	41

TOTAL	306	564	(66)	(99)	50	755

1.	Acquisition of an additional equity interest in, and control of, Gasmig, which began to consolidated in October 2014. More details in Note 14 to the financial statements.
2.	The difference in monetary updating of the Advance against Future Capital Increase made by the government of Minas Gerais State, subject of dispute, has been provisioned with a counterpart in Financial revenue (expenses). There are more details in Note26.

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

The details on the principal provisions and contingent liabilities are given below, these being the best estimates of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Employment-law cases

The Company and its subsidiaries are parties in various legal actions brought by its employees and by outsourced professionals. Most of these claims relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments. The value of the contingency is approximately R$ 666 (R$ 536 on December 31, 2013), of which R$ 323 has been provisioned (R$ 146 on December 31, 2013) – this being the probable estimate for funds needed to settle these disputes.

The increase in the amount of the contingency is due, among other factors, to the larger volume of legal actions being taken by former employees, arising from severances over recent years, and also the higher volume of actions on hazard remuneration, due to new arguments which have emerged following recent legislative changes.

In addition to the issues described above the Company is party in an appeal to the courts arising from the collective work negotiation by representatives of the employees, to set terms for work to govern employment contracts in the period November 1, 2012 to October 31, 2013. This seeks various clauses including replenishment of inflation losses, real-terms increase, a salary floor and adjustment to economic clauses. The Judgment Summary of the Regional Federal Employment Court was published on July 4, 2013 and maintained the existing clauses in the prior collective agreement, without adding any new obligations upon the Company. On October 13, 2014 the Higher Employment Law Appeal Court (TST) published its judgment on an Ordinary Appeal, granting the appeal made by Sindieletro and granting a 3% (three per cent) real increase to the employees under the heading of productivity. The Company filed a motion for clarification with the specialized collective agreements panel of the TST, which denied its appeal on December 15, de 2014.

On December 31, 2014 the amount involved in this action was approximately R$ 127, which has been fully registered, due to the present phase of the case, and this has resulted in the assessment of the chances of loss in this action being adjusted from ‘possible’ to ‘probable’.

Consumer relations

The Company and its subsidiaries are parties in various civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 30 (R$ 61 on December 31, 2013), of which R$ 19 (R$ 29 on December 31, 2013) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

This reduction is mainly due to the annulment of various penalty payments imposed on the Company by Procon.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 175 (R$ 132 on December 31, 2013), of which R$ 24 (R$ 23 on December 31, 2013) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added) tax on goods and services; the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the tax on donations and legacies (ITCD), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stay tax execution on tax matters. The amount of the contingency is approximately R$ 266 (vs. R$ 115 on December 31, 2013). Of this total, R$ 73 has been provisioned (vs. R$ 26 on December 31, 2013) – this being the best probable estimate for funds needed to settle these disputes.

The increase in the amount of the contingency arises principally from completion of the acquisition of an additional equity stake in Gasmig, which began to be consolidated in October 2014, and also new administrative and court proceedings on subjects relating to the IPTU, ITR and ITCD. There are more details on the additional stake in Gasmig in Note14 to these financial statements.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 20 (R$ 5 on December 31, 2013), of which R$ 1 (R$ 1 on December 31, 2013) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are parties in numerous administrative and court proceedings in which the main issues disputed are:

(i)	the tariff charges in invoices relating to the use of the distribution system by a self-producer;

(ii)	violation of targets for indicators of continuity in retail supply of electricity;

(iii)	the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The value of the contingency is approximately R$ 154 (R$ 180 on December 31, 2013), of which R$ 35 has been provisioned (R$ 50 on December 31, 2013) – this being the best probable estimate for funds needed to settle these disputes.

This reduction results principally from finalization of the administrative proceeding on the subject of supposed violation of service provision continuity indicator targets, due to partial judgment in favor by ANEEL.

Corporate

Difference of monetary updating on the Advance against Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances against Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the state (CADIN).

Based on the opinion of the Company’s legal advisors, the chances of loss have been assessed as ‘probable’ and the amount provisioned, with a counterpart in Financial revenue (expenses) of R$ 239, which is the estimated probable amount of funds that might be used to settle the matter.

Other legal actions in the normal course of business

Breach of contract – provision of services of cleaning power line paths and accesses

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount provisioned is R$ 24 (R$ 20 at December 31, 2013), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal actions

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 99 (R$ 91 on December 31, 2013), of which R$ 16 (R$ 11 on December 31, 2013) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these actions, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities – for cases in which the chances of loss are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Employment-law matters – outsourced labor

The Company is a party in a class action brought by the Public Attorneys for Employment Matters, in which the discussion centers on outsourcing of labor in a company’s end-activity. The amount of the contingency is approximately R$ 0.3 (R$ 59 at December 31, 2013), and carries the possibility of a penalty if the Company does not comply with a requirement for specific performance within a period determined by the court. Due to the decision in the Company’s favor by the Higher Employment-Law Appeal Court (Tribunal Superior do Trabalho, or TST), on acceptability of the action, in September 2014, the issue of penalty for non-compliance with specific performance was finalized, pending only the discussion of indemnity for collective moral losses. On this, the chances of loss continue to be assessed as ‘possible’, based on the opinion of the Company’s legal advisors.

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity of the employees’ future benefit – the ‘Anuênio’

In 2006, the Company paid an indemnity to its employees, totaling R$ 178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority and the National Social Security Institution (Instituto Nacional de Seguridade Social, or INSS), the Company decided to apply for an order of mandamus, and the court permitted payment into Court of R$ 122. This was posted in Escrow deposits in litigation. The amount of the contingency, updated, is R$ 239 (R$ 219 on December 31, 2013).

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings against the Company, under various headings: employee profit shares (Participação nos Lucros e Resultados, or PLR), the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 1,221 (R$ 824 on December 31, 2013). The chances of loss have been assessed as ‘possible’ – reflecting the belief that the requirements of Law 10,101/2000 have been complied with, and also that there is no legal obligation to sign an agreement prior to the business year to which the case refers. The change from 2013 to 2014 is mainly the result of new infringement notices, arising from more recent tax-generating events.

Non-homologation of offsetting of tax credit

In several administrative cases, the federal tax authority did not accept (and ratify) the Company’s declared offsetting of federal taxes using credits arising from undue or excess payment of federal taxes. The amount of the contingency is R$ 655 (R$ 302 on December 31, 2013). The Company has assessed the chance of loss as ‘possible’, since it believes that it has met the requirements of the National Tax Code (Código Tributário Nacional, or CTN) – and also because it is awaiting a statement of position by the Tax Administration on the data presented.

The increase in the contingency is mainly the effect of the Dispatch by the Federal Tax Department which did not homologate offsettings made by the Company in relation to the PIS and Cofins taxes, alleging that certain financial revenues were directly related with the activities of the Company. The probability of loss is assessed as ‘possible’, due to the Company having obtained a decision in favor, which became subject to no further appeal in 2012, in an Ordinary Action for recognition of unconstitutionality of application of PIS and Cofins taxes to revenues that did not originate from sales of merchandize or provision of services.

Corporate tax return – restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the tax returns (DIPJs) for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximate total amount of R$ 432 (R$ 363 on December 31, 2013). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and mistaken assumptions made by the inspectors in the administrative judgment. The increase in the contingency arises mainly from inclusion of a charge payable in cases of debits inscribed in the receivable debt of the federal government that are the subject of tax execution.

Income tax withheld at sourced (IRRF) on capital gain in a stockholding transaction

The federal tax authority issued an infringement notice on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to income tax withheld (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a stockholding transaction relating to the purchase by Parati of 100.00% of the equity interest held by Enlighted in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 170, and the chances of loss have been assessed as ‘possible’.

Social Contribution tax (‘CSLL’) on net income

The federal tax authority issued a claim for incorrect payment against the Company for the business years 2012 and 2013, alleging non-addition, or deduction, by the Company, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) Taxes with liability suspended; (ii) donations and sponsorship (Law 8313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 203. The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject and because it has presented arguments with consistent grounds.

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

The Company has not constituted a provision for this action, the amount of which is estimated at R$ 1,457 (R$ 1,291 on December 31, 2013). It has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with ANEEL Resolutions 414 and 456, which deal with the subject.

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

This was to be put into effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 195 (R$ 146 on December 31, 2013). On November 9, 2008 the Company obtained an interim remedy in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

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

The amount of the contingency is approximately R$ 127 (R$ 109 on December 31, 2013). Based on the arguments and facts presented above, the Company’s legal advisors have assessed the chances of loss in this contingency as ‘possible’.

PPE assets in service

In August 2014 ANEEL filed a notice of infringement alleged the Company had not met all the requirements for appropriation of costs in works and other procedures adopted and its compliance with the current legislation. This is a type of inspection and complaint that has never happened before, relating as it does to the Electricity Sector Property Control Manual. The amount of the contingency is R$ 59 , on December 31, 2014. The Company has classified the chances of loss as ‘possible’, because it believes it has arguments of merit for legal defense. It has therefore not constituted a provision for this action.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and ANEEL, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and ANEEL have filed an interlocutory appeal and await judgment. On December 31, 2014 the amount of the contingency was approximately R$ 190 (R$ 142 on December 31, 2013). The Company has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against the Company and against ANEEL, for identification of all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged, arising from non-consideration of the impact of future variations in consumer electricity demand on non-manageable cost components, from the distributor’s non-manageable costs (‘Portion A’ costs), and the allegedly undue inclusion of these gains in manageable costs of the distributor (‘Portion B’’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Electricity Sector Agreement. The estimated amount of the contingency is R$ 234 (R$ 182 on December 31, 2013). The Company has classified the chance of loss as ‘possible’, because it believes it has arguments of merit for legal defense and therefore has not made a provision for this action.

Environmental matters

Impact arising from construction of plants

An environmental association, in a class action, has claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Hydroelectric Plant.

Due to the changes made in the environmental legislation and the trend toward a consensus in case law, the Company has re-evaluated the amounts and probabilities of loss on the claims in this action from: R$ 254, with chance of loss ‘possible’, and R$ 807 with chance of loss ‘remote’, comprising a total of R$ 1,061 (R$ 1,801 on December 31, 2013). The Company believes it has arguments of merit for legal defense, and the adversary party has not demonstrated elements to prove its arguments, which will result in the need for an expert witness proof to corroborate them.

The Public Attorney’s Office of the State of Minas Gerais has brought class actions requiring the Company to invest at least 0.5% of its annual gross operating revenue, since 1997, in environmental protection and preservation of the water tables of the municipalities where Cemig’s power plants are located, and proportional indemnity for allegedly irreparable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/97.

The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF).

No provision has been constituted. The estimated amount of the contingency is R$ 77(R$ 108 on December 31, 2013).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisors in relation to the changes that have been made in the new Forest Code and in the case law on this subject, the Company has classified the probability of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 24.

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is a party in an administrative proceeding before the Audit Court of the State of Minas Gerais which challenges (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013 – and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 328, and the Company believes that it has met the legal requirements, having based its actions on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Breach of contract

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for Everyone’). The estimated amount is R$ 183 (R$ 155 on December 31, 2013) and no provision has been made. The Company has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 25.

Irregularities in competitive tender proceedings

The Company is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 39, and no provision has been made. The Company has classified the chances of loss as ‘possible’, after analysis of the case law on this subject.

23. EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s registered share capital on December 31, 2014 is R$ 6,294, in 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (reais), as follows:

Shareholders	Number of shares on December 31,2014
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51		—	214,414,739	17
Other entities of M.G. State	56,703	—	79,001,657	9	79,058,360	7
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	57,399,306	14	129,586,308	16	186,985,614	14
Rest of world	10,193,112	2	586,817,218	70	597,010,330	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31,2013
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51	65,965,387	8	280,380,126	22
Other entities of M.G. State	56,703	—	13,036,270	2	13,092,973	1
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	55,080,872	13	209,157,483	25	264,238,355	21
Rest of world	12,511,546	3	507,246,043	60	519,757,589	41

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Earnings per share

The number of shares used in the calculation of basic profit and diluted profit per share, including the effect of the new shares, is as follows:

Number of shares	2014	2013	2012
Common shares	420,764,708	420,764,708	420,764,708
Preferred shares	838,076,946	838,076,946	838,076,946

	1,258,841,654	1,258,841,654	1,258,841,654

Held in treasury	(560,718)	(560,718)	(560,718)

Total	1,258,280,936	1,258,280,936	1,258,280,936

The Company does not have any dilutive instruments; each class of share carries an equal share in profits.

The following is the calculation of the basic and diluted profit per share:

	2014	2013	2012
Net income (A)	3,137	3,104	4,272
Total number of shares (B)	1,258,280,936	1,258,280,936	1,258,280,936

Basic and diluted profit per share (A/B) (R$)	2.49	2.47	3.40

Shareholders’ agreement

On August 1, 2011, the government of Minas Gerais State signed a Shareholders’ Agreement with AGC Energia S.A., with BNDES Participações S.A. as consenting party, valid for 15 years. The agreement maintains the State of Minas Gerais as dominant, sole and sovereign controlling shareholder of the Company, and attributes to AGC Energia certain prerogatives for the purpose of contributing to the sustainable growth of the Company, among other provisions.

(b) Reserves

The account lines Capital Reserves and Profit Reserves are made up as follows:

Capital reserves and shares in Treasury	2014	2013	2012
Remuneration of property, plants and equipament in progress – Own capital	—	—	1,313
Investment-related subsidies	1,857	1,857	2,573
Goodwill on issuance of shares	69	69	69
Shares in Treasury	(1)	(1)	(1)

	1,925	1,925	3,954

The Reserve for investment-related donations and subsidies basically refers to the compensation by the federal government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Profit reserves	2014	2013	2012
Legal reserve	853	853	853
Reserve under the By-laws	57	2,861	1,304
Retained earnings reserve	1,655	71	71
Tax incentives reserve	29	—	—
Proposal for distribution of additional dividends	—	55	628

	2,594	3,840	2,856

Legal reserve

Constitution of the Legal Reserve is obligatory, up to the limits established by law. The purpose of the Reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not deposit in the Legal Reserve in 2014 due to its having reached its legal limit.

Reserve under the by-laws

The Reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained Earnings reserve

The Retained Earnings Reserves are for profits not distributed in previous years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings planned for the 2015 business year. The retentions are supported by capital budgets approved by the Board of Directors in the periods in question.

Tax Incentives Reserve

By its Decision Dispatch of July 21, 2014, the Brazilian federal tax authority (Receita Federal) recognized the Company’s right to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the tax incentive gain recorded was R$ 29.

(c) Dividends

Ordinary dividends

Under its by-laws, Cemig is required to pay to its shareholders, as obligatory dividends, 50% of the net profit of each business year.

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

Under the Company’s by-laws, if the Company is able to pay dividends higher than the obligatory minimum dividend required for the preferred shareholders, and the remainder of net profit is sufficient to offer equal dividends for both the common and preferred shares, then the dividends per share will be the same for the holders of common shares and the holders of preferred shares. In all the periods presented, the Company has distributed equal dividends per share to the two classes of holders.

Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

The calculation of the dividends proposed for distribution to shareholders for 2014, 2013 and 2012 is as follows:

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	2014	2013	2012
Nominal value of the preferred shares	4,190	4,190	2,399
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%

Amount of the dividends by the First payment criterion	419	419	240
Equity	11,281	12,638	12,044
Preferred shares as a percentage of Equity (net of shares held in Treasury)	0.6658	0.6658	0.5627

Portion of Equity represented by the preferred shares	7,511	8,415	6,777

Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%

Amount of the dividends by the Second payment criterion	225	252	203

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	419	419	240

Obligatory Dividend
Net profit for the year	3,137	3,104	4,272
Obligatory dividend – 50.00% of net income	1,568	1,552	2,136
Income tax withheld at source on Interest on Equity	27	49	154

Total dividends recorded as of December 31, 2014	1,595	1,601	2,290
Dividends proposed by management to the Annual General Meeting
Interest on Equity	230	533	1,700
Ordinary dividends	567	1,068	590

	797	1,601	2,290
Additional dividends proposed	—	55	—

Total dividends (net of withholding Income tax on Interest on Equity)	797	1,656	2,290
Total of the dividend for the preferred shares	531	1,103	1,525
Total of the dividend for the common shares	266	553	765
Dividends per share – R$
Minimum Dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Obligatory Dividend	1.27	1.27	1.82
Dividends proposed (net of withholding Income tax on Interest on Equity)	0.63	1.32	1.82

In December 2014 the Company declared payment of Interest on Equity, on account of the calculation of the obligatory dividend for 2014, in the amount of R$ 230, corresponding to R$ 0.18 per share – this resulted in a tax benefit of R$ 78.

Allocation of Net income for 2014 – Proposal by management

The Board of Directors will propose to the Annual General Meeting, to be held by April 30, 2015, that the profit for 2014, in the amount of R$ 3,137, and the balance of retained earnings, of R$ 71, should be allocated as follows:

•	R$ 797 to be paid as minimum obligatory dividend to the shareholders of the Company, as follows:

– R$ 230 in the form of Interest on Equity, in two equal installments by June 30 and December 30, 2015 to shareholders whose names were on the Company’s nominal share registry on December 26, 2014.

– R$ 567 as dividends for 2014, to be paid by December 30, 2015 to shareholders whose names are on the Company’s nominal share registry on the date on which the Annual General Meeting is held.

•	R$ 797 to be held in in Shareholders’ equity in the Reserve for obligatory dividends not distributed, to be paid as and when the Company’s financial situation permits;

•	R$ 1,584 to be held in Shareholders’ equity in the Retained earnings reserve, to guarantee the Company’s consolidated investments planned for the 2015 business year, in accordance with a capital budget; and

•	R$ 29 to be held in Shareholders’ equity in the Tax incentives reserve, in reference to the tax incentive amounts obtained in 2014 in relation to the investments made in the region of Sudene.

The minimum annual dividend was provisioned according to the by-laws.

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

In a meeting held on June 27, 2014, the Board of Directors decided to pay extraordinary dividends in the amount of R$ 1,704, corresponding to R$ 1.35 (reais) per share.

The payment of the dividends was made in two portions, as to: R$ 1,100, corresponding to R$ 0.87 (reais) per share, paid in July 2014; and R$ 604, corresponding to R$ 0.48 (reais) per share, paid in September 2014.

In a meeting held on November 7, 2014, the Board of Directors decided to pay extraordinary dividends in the amount of R$ 1,100, corresponding to R$ 0.87 (reais) per share.

(d) Equity valuation adjustments

Equity valuation adjustments	2014	2013	2012
Adjustments to actuarial liabilities – Employee Retirement Benefits	(14)	(6)	(124)
Deemed cost of PP&E	780	850	959
Other comprehensive income in subsidiary and jointly-controlled entities
Cumulative translation adjustments	26	17	10
Adjustments to actuarial liabilities – Employee Retirement Benefits	(324)	(282)	(370)

	482	585	599

Equity valuation adjustments	468	579	475

Cumulative Translation Adjustments refer to the foreign exchange variance incurred upon conversion and consolidation of Transchile’s financial statements, based on the period-end exchange rates. This difference is posted directly in this account of Equity.

The amounts reported as deemed cost of the generation assets are due to the new valuation of the generation assets, with the assessment of their fair value at replacement cost in the initial adoption of international financial standards on January 1, 2009.

The new valuation of the generation assets resulted in an increase in their value, posted in the specific line of Equity, net of the tax effects.

24. REVENUE

	2014	2013	2012
Revenue from supply of electricity (a)	17,232	14,741	15,380
Revenue from use of the electricity distribution systems (TUSD) (b)	855	1,008	1,809
CVA and Other financial components in tariff increases (c)	1,107	—	—
Transmission revenue
Transmission concession revenue (c)	557	404	662
Transmission construction revenue (d)	80	91	107
Transmission indemnity revenue (c)	420	21	192
Distribution construction revenue (d)	861	884	1,229
Transactions in electricity on the CCEE	2,348	1,193	387
Other operating revenues (e)	1,706	1,047	506
Deductions from revenue (f)	(5,626)	(4,762)	(6,135)

Net operating revenue	19,540	14,627	14,137

a) Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	GWh (1)			R$
	2014	2013	2012	2014	2013	2012
Residential	10,014	9,473	8,871	5,183	4,518	4,890
Industrial	26,026	23,452	25,473	4,793	4,023	4,388
Commercial. Services and Others	6,395	6,036	5,723	2,786	2,354	2,533
Rural	3,390	3,028	2,857	908	741	782
Public authorities	891	861	830	381	328	364
Public illumination	1,298	1,267	1,242	358	311	342
Public service	1,273	1,242	1,186	369	320	355

Subtotal	49,287	45,359	46,182	14,778	12,595	13,654

Own consumption	37	35	34	—	—	—
Supply not yet invoiced. net	—	—	—	144	2	37

	49,324	45,394	46,216	14,922	12,597	13,691

Wholesale supply to other concession holders (2)	14,146	16,127	13,368	2,310	2,144	1,689

Total	63,470	61,521	59,584	17,232	14,741	15,380

(1)	Data not audited by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

b) Revenue from Use of Distribution Systems (the TUSD charge)

A significant part of the large industrial consumers in the concession areas of Cemig D and Light are now ‘Free Consumers’ – energy is sold to theme by the Cemig group’s generation and transmission company, Cemig GT, as well as other generators. When these users became Free Consumers, they began to pay separate charges for use of the distribution network. This line (‘TUSD’) records those charges.

c) The CVA (Parcel A Costs Variation Compensation) Account, and Other financial components, in tariff adjustments

The gains arising from variations in the CVA account (Parcel A Cost Variations Compensation Account) and Other Financial Components, used in calculation of tariffs, were recognized based on amendments to the distribution concession contracts, made on December 10, 2014.

d) Transmission Concession Revenue and Indemnity Revenue

Transmission Revenue comprises the following:

•	Concession Transmission Revenue, which includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines;

•	Generation Connection System Revenue, arising from the transmission assets belonging to the generating units.

e) Construction revenue

Construction Revenue is substantially offset by Construction costs, and corresponds to the Company’s investments in assets of the concession in the period. In certain projects, it also includes the profit margin involved in the operation.

f) Transmission indemnity revenue

In June 2014 the Company made a reversal of R$ 63 to a provision made in 2012, relating to the investments in transmission made in the period May through December 2012, which were included in the valuation report filed with ANEEL on July 31, 2014. This provision was made at that time due to the uncertainties relating to the process of deciding the indemnity of the assets relating to that period.

In December 2014 the Company recorded in the statement of income for the year the difference between the amount of the valuation report preliminarily inspected by ANEEL, which corresponds to an indemnity of R$ 954 (net of the R$ 285 already received) in relation to the carrying amount of R$ 597, which corresponded to a gain of R$ 357. For more information please see Note13.

g) Revenue from transactions in electricity on the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of electricity in the Spot Market, through the CCEE.

h) Other operating revenues

	2014	2013	2012
Supply of gas	422	—	—
Charged service	11	10	17
Telecoms services	135	127	145
Services rendered	118	122	96
Subsidies (*)	790	673	176
Rental and leasing	81	57	71
Other	149	58	1

	1,706	1,047	506

(*)	Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras.

i) Deductions from revenue

	2014	2013	2012
Taxes on revenue
ICMS tax	3,198	2,780	3,087
Cofins tax	1,628	1,301	1,400
PIS and Pasep taxes	353	282	304
Other	6	5	5

	5,185	4,368	4,796
Charges to the consumer
Global Reversion Reserve – RGR	39	70	217
Energy Efficiency Program (P.E.E.)	47	40	28
Energy Development Account – CDE	211	132	498
Quota for the Fuel Consumption Account – CCC		25	458
Research and Development – P&D	49	41	35
National Scientific and Technological Development Fund – FNDCT	48	33	35
Energy System Expansion Research – EPE	24	18	17
Consumer charges – Proinfa alternative sources program	29	27	26
0.30% additional payment (Law 12111/09) (1)	(6)	8	25

	441	394	1339

	5,626	4,762	6,135

(1)	Reimbursement recognized by the Company in first quarter 2014, as per Official Letter 782/2013 authorized by ANEEL, due to excess payment.

25. OPERATING COSTS AND EXPENSES

	2014	2013	2012
Personnel (a)	1,252	1,284	1,173
Employees’ and managers’ profit shares	249	221	239
Post-retirement liabilities	212	176	134
Materials	381	123	73
Outsourced services (b)	953	917	906
Electricity purchased for resale (c)	7,428	5,207	4,683
Depreciation and amortization	801	824	763
Royalties for use of water resources	127	131	185
Operating provisions (reversals) (d)	581	305	671
Charges for the use of the national grid	744	575	883
Gas purchased for resale	254	—	—
Construction costs (e)	942	975	1,336
Other operating expenses. net (f)	527	493	481

	14,451	11,231	11,527

a) Personnel expenses

	2014	2013	2012
Remuneration and salary-related charges and expenses	1,098	1,039	1,031
Supplementary pension contributions – Defined-contribution plan	80	77	71
Assistance benefits	144	140	136

	1,322	1,256	1,238

Voluntary retirement program	4	78	34
( – ) Personnel costs transferred to Works in progress	(74)	(50)	(99)

	(70)	28	(65)

	1,252	1,284	1,173

b) Outsourced services

	2014	2013	2012
Collection / Meter reading / Bill delivery Agents	184	183	173
Communication	67	63	100
Maintenance and conservation of electrical facilities and equipment	230	208	197
Building conservation and cleaning	91	87	72
Contracted labor	7	17	31
Freight and airfares	11	8	10
Accommodation and meals	18	15	19
Security services	26	23	21
Consultancy	24	21	14
Maintenance and conservation of furniture and utensils	37	38	40
Maintenance and conservation of vehicles	12	9	11
Disconnection and reconnection	19	17	33
Environment	29	27	27
Legal services and procedural costs	31	32	20
Tree pruning	23	24	26
Cleaning of power line pathways	29	32	36
Copying and legal publications	9	9	12
Inspection of consumer units	4	5	6
Printing of tax invoices and electricity bills	5	7	5
Aircraft maintenance	—	1	1
Other	97	91	52

	953	917	906

c) Electricity purchased for resale

	2014	2013	2012
From Itaipu Binacional	830	1,016	886
Physical guarantee quota contracts	221	226	—
Quotas from Angra I and II Nuclear Plants	179	160	—
Spot market	1,263	304	768
Proinfa Program	262	256	228
‘Bilateral contracts’	380	333	291
Electricity acquired in Regulated Market auctions	3,242	2,121	2,209
Electricity acquired in the Free Market	1,762	1,285	707
Credits of Pasep and Cofins taxes	(711)	(494)	(406)

	7,428	5,207	4,683

d) Operating provisions (reversals)

	2014	2013	2012
Allowance for doubtful receivables	127	121	227
Contingency provision
Employment-law cases	242	171	3
Civil cases	6	(16)	31
Tax	13	(5)	(3)
Environmental	—	(4)	1
Regulatory	(14)	16	419
Other	12	22	(7)

	259	184	444

Provision for losses on investments
Put option—Parati (Note 14)	166	—	—
Put option—SAAG (Note 14)	29	—	—

	581	305	671

e) Construction cost

	2014	2013	2012
Personnel and managers	60	52	84
Materials	415	387	646
Outsourced services	385	461	547
Other	82	75	59

	942	975	1,336

f) Other operating expenses, net

	2014	2013	2012
Leasings and rentals	112	104	101
Advertising	19	43	7
Own consumption of electricity	17	13	14
Subsidies and donations	50	40	37
ANEEL inspection charge	36	40	42
Paid concession	23	22	25
Taxes and charges (IPTU. IPVA and others)	107	85	34
Insurance	9	8	8
CCEE annual charge	7	8	6
Net loss on deactivation and disposal of assets	100	83	126
Forluz – Administrative running cost	22	22	23
Support and sponsorships	6	8	4
Property and use rights	5	5	5
Indemnities – legal	1	4	2
Expense on O&M (*)	8	—	—
Other (Recovery of) expenses	5	8	47

	527	493	481

(*)	Cost arising from consolidation of Gasmig as from October 2014.

Operating Leases

The Company has operating lease contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the Company’s total costs.

26. FINANCIAL REVENUES AND EXPENSES

	2014	2013	2012
FINANCIAL REVENUES
Income from cash investments	298	300	201
Late charges on overdue electricity bills	166	159	154
Foreign exchange variations	15	16	15
Pasep and Cofins taxes charged on financial revenues (Note 11)	(38)	81	(42)
Gains on financial instruments	—	2	21
Monetary variations	53	—	19
Monetary updating on Court escrow deposits (Note 11)	—	209	—
Monetary updating of CRC Account	—	43	2,383
Net updating of the Financial assets of the concession	58	5	—
Contractual penalty payments	10	19	—
Other	31	51	172

	593	885	2,923
FINANCIAL EXPENSES
Costs of loans and financings	(931)	(698)	(811)
Foreign exchange variations	(26)	(45)	(31)
Monetary updating – Loans and financings	(271)	(235)	(177)
Monetary updating – concession agreements	(17)	(24)	(32)
Charges and monetary updating on Post-retirement liabilities	(99)	(95)	(93)
Monetary updating – AFAC from Minas Gerais state government	(239)	—	—
Other	(111)	(97)	(150)

	(1,694)	(1,194)	(1,294)

NET FINANCIAL REVENUE (EXPENSES)	(1,101)	(309)	1,629

The Pasep and Cofins expenses apply to Interest on Equity.

In 2013 Cemig received a final judgment in its favor, against which there is no further appeal, in its legal action challenging the legality of §1º of Article 3 of Law 9718, of November 27, 1998, which had sought to expand the taxable calculation base for the Pasep and Cofins contributions on Financial revenue and Other non-operating revenues, for the period 1999 through January 2004.

In a consequent decision authorization was given to transfer the credit to its subsidiaries, as to 51.93% for Cemig D, and 48.07% for Cemig GT, and for these credits to be used to offset other federal taxes. Of the total gain of R$ 313, R$ 127 was recognized as reversal of Pasep and Cofins, and R$ 186 as revenue from monetary updating.

27. RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries and jointly-controlled entities are:

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2014	2013	2014	2013	2014	2013	2012	2014	2013	2012
Controlling shareholder
MINAS GERAIS STATE GOVT.
Current
Consumers and Traders (3)	3	21	—	—	105	88	96	—	—	—
Financings – BDMG	—	—	1	1	—	—	—	(1)	(1)	—
Non-current
Financings – BDMG	—	—	13	7	—	—	—	—	—	—
Debentures (4)	—	—	—	59	—	—	—	(30)	(7)	(6)
Jointly-controlled entities
LIGHTGER
Current
Transactions in electricity (1)	—	—	—	—	—	—	—	(10)	(10)	—
TAESA
Current
Transactions in electricity (1)	—	—	4	3	—	—	—	(33)	(29)	(34)
Interest on Equity, and dividends	—	—	—	—	—	—	—	—	—	—
BAGUARI ENERGIA
Current
Transactions in electricity (1)	—	—	—	—	—	—	—	(6)	(6)	(6)
Interest on Equity, and dividends	20	6	—	—	—	—	—	—	—	—
EATE
Current
Transactions in electricity (1)	—	—	1	1	—	—	—	(6)	(5)	(14)
CENTROESTE DE MINAS
Current
Transactions in electricity (1)	—	—	—	—	—	—	—	(1)	—	—
Interest on Equity, and dividends	2	1	—	—	—	—	—	—	—	—
MADEIRA ENERGIA
Transactions in electricity (1)	—	—	2	—	—	—	—	(124)	—	—
CACHOEIRÃO
Current
Interest on Equity, and dividends	2	2	—	—	—	—	—	—	—	—
PARATI
Current
Interest on Equity, and dividends	8	—	—	—	—	—	—	—	—	—
LIGHT
Current
Transactions in electricity (1)	—	1	—	1	9	20	32	—	—	(8)
Interest on Equity, and dividends	41	—	—	—	—	—	—	—	—	—
AXXIOM Soluções Tecnológicas
Current
Services (2)	—	—	2	—	—	—	—	(8)	—	—
Other related parties
FORLUZ
Current
Post-retirement benefits (5)	—	—	65	57	—	—	—	(99)	(101)	(93)
Personnel expenses (6)	—	—	—	—	—	—	—	(80)	(77)	(72)
Administrative running costs (7)	—	—	—	—	—	—	—	(22)	(22)	(22)
Operating leases (8)	—	—	1	1	—	—	—	(17)	(17)	(17)
Non-current
Post-retirement benefits (5)	—	—	735	750	—	—	—	—	—	—
CEMIG SAÚDE (HEALTH)
Current
Health Plan and Dental Plan (9)	—	—	74	68	—	—	—	(135)	(91)	(74)
Non-current
Health Plan and Dental Plan (9)	—	—	1,078	973	—	—	—	—	—	—

Main material comments on the above transactions:

(1)	Transactions in electricity between generators and distributors are through auctions organized by the federal government; transport of electricity by transmission companies takes place under the centralized operation of the National Electricity System Operator (ONS). These transactions thus take place on terms equivalent to those that prevail in arm’s length transactions.

(2)	Refers to obligations and expenses on development of management software.

(3)	Refers to sale of electricity to the government of the State of Minas Gerais – transactions made on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the electricity is that defined by ANEEL through a Resolution referring to the Company’s annual tariff adjustment.

(4)	Private issue of R$ 120,000 in non-convertible debentures, updated by the IGP–M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. The contracts have been adjusted to present value, as per CPC12 (see Note19).

(5)	The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note21) and will be amortized up to the business year of 2024.

(6)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration (see Note25), in accordance with the regulations of the Fund.

(7)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.

(8)	Rental of the head office building.

(9)	Contribution by the sponsor to the employees’ Health Plan and Dental Plan.

For more information on the principal transactions, please see Notes 8, 17 and 24.

Optional acquisition of debentures from Minas Gerais State

On December 30, 2014, Cemig GT exercised its option to acquire the totality of the debentures subscribed by Minas Gerais State that had been issued for the construction of the Irapé Hydroelectric plant. For more details please see Note 19.

Increase in equity interest

Andrade Gutierrez Participações S.A. transferred the interest comprising 83% of the total share capital and 49% of the voting shares of SAAG Investimentos S.A. to an equity investment fund in which Cemig GT is an investor. For more details please see Note 14.

Guarantees and sureties for loans, financings and debentures

Cemig is provider of surety or guarantee of loans, financings and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Object of guarantee	2014	Maturity
Light / Norte Energia S.A.	Jointly-controlled entity	Counter-guarantee	Financing	684	2042
Norte Energia S.A.	Affiliated	Surety	Financing	1,138	2042
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Financing	988	2034
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Debentures	317	2037
Guanhães	Jointly-controlled entity	Surety	Debentures	101	2014
Centroeste	Jointly-controlled entity	Surety	Financing	10	2023

				3,238

At December 31, 2014, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – the exclusive investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an exclusive investment fund, which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund are accounted under ‘Securities’ in current and non-current assets on December 31, 2014, in proportion to the interests held by the companies in the fund.

The funds applied in this investment fund are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments in securities of related parties, corresponding to the proportionate equity interests of the Cemig group in the investment fund, on December 31, 2014, are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 3.41%	Cemig GT 44.89%	Cemig D 7.08%	Other subsidiaries* 15.33% *	Total
Axxiom	Debentures	109.00%% of the CDI Rate	29/01/2016	—	5	1	2	8
Cemig GT	Debentures	CDI + 0.75%	23/12/2016	3	22	3	8	36
Cemig GT	Debentures	CDI + 0.90%	15/02/2017	—	5	1	2	8
Cemig GT	Promissory Notes	106.85%% of CDI Rate	22/06/2015	1	10	2	3	16
ETAU	Debentures	108.00%% of CDI Rate	01/12/2019	—	5	1	1	7
Cemig Telecom	Promissory Notes	110.40%% of CDI Rate	14/12/2015	—	2	—	1	3

				4	49	8	17	78

(*) Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 3.41%	Cemig GT 44.89%	Cemig D 7.08%	Other subsidiaries* 15.33% *	Total
Cemig GT	Debentures	CDI + 0.90%	15/02/2017	1	4	1	1	7
EATE	Promissory Notes	CDI + 0.50%	18/06/2014	12	35	6	14	67
Guanhaes	Promissory Notes	108.00%	16/04/2014	6	18	3	7	34
Guanhaes	Debentures	106.00%	22/04/2014	8	25	3	10	46
Axxiom	Debentures	109.00%	29/01/2016	2	6	1	2	11

				29	88	14	34	165

Remuneration of key management personnel

The costs of key management personnel are recorded and paid, in full, by the company, and are shown in this table:

	2014	2013	2012
Remuneration	9	9	8
Profit shares	3	2	2
Post-retirement benefits	1	1	1
Assistance benefits	—	—	1

	13	12	12

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company and its subsidiaries are restricted to the following: Cash and cash equivalents; Securities; Consumers, Traders and Electricity transport concession holders; Financial assets of the concession related to infrastructure; Investments in infrastructure; Linked funds; Escrow deposits in litigation; the CVA (Portion A Costs Variation Compensation) Account and Other Financial Components in tariff adjustments; Loans and financings; Concession obligations payable; Suppliers; and Post-employment obligations. The gains and losses on transactions are recorded in full in the profit or loss for the business year or in Shareholders’ equity, by the accrual method.

The Company’s financial instruments and those of its subsidiaries are recorded at fair value and measured in accordance with the following classifications:

•	Loans and receivables – This category contains: Cash equivalents; Credits receivable from consumers, Traders and Electricity transport concession holders; Linked funds; Escrow deposits in litigation; and Financial assets of the concession not covered by Law 12783/13 (Provisional Measure 579); and also Funds received from the Energy Development Account (CDE). They are recognized at their nominal realization value, which is similar to fair value.

•	Financial instruments measured at fair value through profit or loss: Securities and Put options are in this category. They are valued at fair value and the gains or losses are recognized directly in the Statement of income.

•	Financial instruments held to maturity: Securities are in this category, when there is a positive intention to hold them to maturity. They are measured at amortized cost, using the effective interest method.

•	Financial instruments available for sale: As from December 31, 2012, in this category are: Financial assets of the concession covered by Law 12783/13. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), which is equivalent to fair value on the date of these financial statements.

•	Non-derivative financial liabilities – In this category are: Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; Post-retirement obligations; and Suppliers. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using the CDI rate + 1.70% p.a. – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 6.00% to 7.96% and CDI + 0.69% to 1.70%. For the financings from the BNDES and Eletrobras, fair value is conceptually similar to book value, due to the specific characteristics of the transactions.

Financial instrument categories	2014		2013
	Book value	Fair value	Book value	Fair value
Financial assets:
Loans and receivables
Cash equivalents – Banks	89	89	75	75
Cash equivalents – Cash investments	798	798	2,127	2,127
Consumers and traders	2,345	2,345	2,092	2,092
Concession holders – Transport of electricity	254	254	249	249
Financial assets of the concession related to transmission infrastructure	1,273	1,273	779	779
Reimbursement of tariff subsidies, and Funding from the Energy Development Account (CDE)	345	345	175	175
Escrow deposits in litigation	1,535	1,535	1,180	1,180
Financial assets of distribution concession – CVA and Other financial components	1,107	1,107	—	—
Restricted cash	1	1	2	2

	7,747	7,747	6,679	6,679
Available for sale
Financial assets of the concession related to distribution infrastructure	5,944	5,944	5,064	5,064
Held to maturity
Securities	111	110	386	385
Measured at fair value through profit or loss:
Held for trading
Securities	901	901	638	638
Financial liabilities:
Fair value through profit or loss:
Put options	195	195	—	—
Valued at amortized cost
Suppliers	1,604	1,604	1,066	1,066
Loans. financings and debentures	13,509	13,241	9,457	9,620
Concessions payable	179	223	172	267
Debt agreed with pension fund (Forluz)	798	798	808	808

	16,090	15,866	11,503	11,761

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

This table gives the net exposure to exchange rates:

Exposure to exchange rates	2014		2013
	Foreign currency	R$	Foreign currency	R$
US dollars
Loans and financings (Note 20)	9	24	17	40
Suppliers (Itaipu Binacional)	58	149	77	180

	67	173	94	220

Euro
Loans. financings and debentures – Euros (Note 20)	5	15	2	6

Net liabilities exposed		188		226

(*)	BNDES monetary unit – reflects the weighted average of the FX variations in the BNDES Basket of Currencies.

Sensitivity analysis

Based on its financial consultants, the Company estimates that in a probable scenario, the variation in foreign currencies in relation to the Real at December 31, 2015 will be an appreciation of the dollar by 12.95%, for the dollar, to R$ 3.00; and against the Euro a depreciation of 2.26%, to R$ 3.30. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario, naming these scenarios ‘possible’ and ‘remote’ respectively.

Risk: foreign exchange rate exposure	Base scenario Dec. 31. 2014	’Probable’ scenario	‘Possible’ scenario: FX depreciation 25%	Remote’ scenario: FX depreciation 50%
US dollar
Loans and financings (Note 19)	24	28	35	42
Suppliers (Itaipu Binacional)	149	168	210	252

	173	196	245	294
Euro
Loans and financings (Note 19)	15	15	19	23

Net liabilities exposed	188	211	264	317

Net effect of exchange rate variation		23	76	129

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 49 (R$ 51 on December 31, 2013).

The Company is exposed to the risk of increase in domestic Brazilian interest rates through its net liabilities, indexed to the variations in the Selic and CDI rates, as follows:

Exposure to domestic interest rate changes	2014	2013
Assets
Cash equivalents – Short-term investments (Note 6)	798	2,127
Securities (Note 7)	1,011	1,023
Restricted cash	1	2
CVA and Other financial components in tariffs – Selic rate * (Note 13)	1,107	—

	2,917	3,152
Liabilities
Loans. financings and debentures – CDI rate (Note 19)	(8,634)	(3,944)
Loans. financings and debentures – TJLP (Note 19)	(319)	(142)
	(8,953)	(4,086)

Net liabilities exposed	(6,036)	(934)

(*)	Amounts of CVA and Other financial components, indexed to the Selic rate.

Sensitivity analysis

The Company estimates that, in a probable scenario, on December 31, 2015 the Selic rate will be 13.25% p.a. and the TJLP will be 6.50% p.a. The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to this ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company’s scenarios, based on its financial consultants.

Risk: Increase in Brazilian interest rates	31/12/2014	December 31. 2015
	Book value	‘Probable’ scenario Selic 13.25% TJLP 6.50%	‘Possible’ scenario Selic 16.56% TJLP 8.13%	‘Remote’ Scenario Selic 19.88% TJLP 9.75%
Assets
Cash investments (Note 6)	798	904	931	957
Securities (Note 7)	1,011	1,145	1,179	1,212
Restricted cash	1	1	1	1
CVA and Other financial components of tariff – Selic rate	1,107	1,253	1,290	1,327

	2,917	3,303	3,401	3,497
Liabilities
Loans. financings and debentures – CDI rate (Note 19)	(8,634)	(9,778)	(10,064)	(10,350)
Loans and financings – TJLP (Note 19)	(319)	(339)	(344)	(350)

	(8,953)	(10,117)	(10,408)	(10,700)

Net liabilities exposed	(6,036)	(6,814)	(7,007)	(7,203)

Net effect of variation in interest rates		(778)	(971)	(1,167)

Risk of increase in inflation

The Company has assets indexed to inflation in amounts higher than its liabilities, on December 31, 2014, as follows:

Exposure to increase in inflation	2014	2013
Assets
Financial assets of the concession related to infrastructure – IGP-M index (note 13)*	5,370	5,597
Liabilities
Loans. financings and debentures – IPCA index (Note 19)	(4,258)	(4,501)
Loans. financings and debentures – IGP-M index (Note 19)	—	(484)

	(4,258)	(4,985)

Net assets exposed	1,112	612

(*)	Value of the Financial assets of the concession homologated by ANEEL in Dispatch 729 of March 25, 2014.

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company estimates that, in a probable scenario, on December 31, 2015 the IPCA inflation index will be 7.83%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: increase in inflation	31/12/2014	December 31. 2015
	Book value	‘Probable’ scenario IPCA 7.83% IGP-M 6.16%	‘Possible’ scenario IPCA 9.79% IGP-M 7.70%	‘Remote’ scenario IPCA 11.75% IGP-M 9.24%
Assets
Financial assets of the concession related to infrastructure– IGP-M index (note 14)	5,370	5,700	5,783	5,866
Liabilities
Loans. financings and debentures – IPCA index (Note 19)	(4,258)	(4,591)	(4,674)	(4,758)

Net assets exposed	1,112	1,109	1,109	1,108

Net effect of variation in IPCA / IGP–M indices		(3)	(3)	(4)

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

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

The greater part of the electricity produced by the Company is generated by hydroelectric plants.

A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of electricity for the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

On the reporting date the Company had excess of current liabilities over current assets as described in Note 1. The flow of payments of the Company’s obligations, for debt agreed with the pension fund, and under loans, financings and debentures, for floating and fixed rates, including the interest specified in contracts, is shown in the table below:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans. financings and debentures	808	1,936	3,030	8,675	3,094	17,543
Concessions payable	2	5	13	77	140	237
Debt agreed with pension fund (Forluz)	9	28	77	666	560	1,340

	819	1,969	3,120	9,418	3,794	19,120
- Fixed rate
Suppliers	1,499	104	—	—	—	1,603

	2,318	2,073	3,120	9,418	3,794	20,723

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

The allowance for doubtful debtors constituted on December 31, 2014, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries and jointly-controlled entities, was R$ 650.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004.

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

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$ 400.
3.	Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set, as follows:

Group	Equity	Concentration	Limit per bank (% of Equity)*
A1	Over R$ 3.5 billion	Minimum 80%	6% to 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	5% to 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	5% to 7%

*	The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

Further to these points, Cemig also establishes two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of early maturity of debt

The subsidiary Cemig GT and Cemig D have financing contracts with restrictive covenants, normally applicable to this type of transaction, related to the guarantor, Cemig, compliance with a financial index, required to be compliant annually. Non-compliance with these clauses, which is checked annually at the end of the year, obliges the debtor to constitute additional guarantees, on penalty of accelerating maturity of the debt.

On December 31, 2014, all restrictive covenants were complied with.

Capital management

This table shows the Company’s net liabilities in relation to its Equity at the end of the business year:

	2014	2013
Total liabilities	23,715	17,176
(–) Cash and cash equivalents	(887)	(2,202)
(–) Restricted cash	(1)	(2)

Net liabilities	22,827	14,972

Total of equity	11,285	12,638

Net liabilities / Equity	2.02	1.18

29. MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

•	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions.

•	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

•	Level 3 – No active market: Unobservable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

This is a summary of the instruments that are measured at fair value:

	Balance at December 31. 2014	Fair value at December 31. 2014
		Active market – Quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Securities
Bank certificates of deposit	232	—	232	—
Treasury Financial Notes (LFTs)	85	85	—	—
Financial Notes – Banks	470	—	470	—
Debentures	98	—	98	—
Other	15	—	15	—

	900	85	815	—
Restricted cash	1	—	1	—
Financial assets of the concession	5,944	—	—	5,944

	6,845	85	816	5,944
Liabilities
Put options	(195)	—	—	(195)

	6,650	85	816	5,749

	Balance at December 31. 2013	Fair value at December 31. 2013
		Active market – Quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Securities
Bank certificates of deposit	117	—	117	—
Treasury Financial Notes (LFTs)	38	38	—	—
Financial Notes – Banks	355	—	355	—
Debentures	107	—	107	—
Other	21	—	21	—

	638	38	600	—
Restricted cash	2	—	2	—
Financial assets of the concession	5,559	—	—	5,559

	6,199	38	602	5,559

Fair value calculation of financial positions

Financial assets of the concession related to infrastructure: Measured at New Replacement Value (valor novo de reposição, or VNR), according to criteria established in regulations by the Concession-granting power (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Financial assets of the concession is shown in Note13 to the financial statements.

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

Put options: The Company has adopted the discounted cash flow method for measurement of the fair value of the options of Light and SAAG, using the most up-to-date information relating to the business plan of the Companies. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the reporting date. The balances as of December 31, 2014 were recorded in 2014, in profit or loss. Other information is shown in Note 14 to the financial statements.

30. INSURANCE

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

	Cover	Dates of cover	Amount insured (**)		Annual premium (**)
Cemig Geração e Transmissão
Air transport – Aircraft	Fuselage Third party liability	29/04/2014 to 29/04/2015	US$ US$	7,465 14,000	US$	129
Warehouse stores		02/10/2014 to 02/10/2015	R$	14,164	R$	23
Facilities in buildings (1)	Fire	08/01/2015 to 08/01/2017	R$	354,257	R$	84
Telecommunications equipment (2)	Fire	08/01/2015 to 08/01/2016	R$	11,514	R$	5
Operational risk – generators, rotors, and power equipment above R$ 1.5 million (3)	Total	07/12/2014 to 07/12/2015	R$	1,318,095	R$	1,645
Cemig Distribuição
Air transport – Aircraft / Guimbal Equipment	Fuselage Third party liability	29/04/2014 to 29/04/2015		USS 4,824 USS 14,000		USS 72
Warehouse stores		02/10/2014 to 02/10/2015	R$	93,239	R$	148
Facilities in buildings	Fire	08/01/2015 to 08/01/2017	R$	540,809	R$	120
Telecommunications equipment		08/01/2015 to 08/01/2016	R$	15,958	R$	7
Operational risk – Transformers above 15 MVA and other power equipment of the distributor with value above R$ 1.5 million (4)	Total	07/12/2014 to 07/12/2015	R$	662,472	R$	827
Gasmig
Gas distribution network / Third party	Third party liability	15/12/2014 to 15/12/2015	R$	60,000	R$	472
Own vehicle fleet	Damage to third parties only	07/07/2014 to 07/07/2015	R$	500	R$	10
Facilities—multirisk (5)	Robbery, theft and fire	01/01/2014 to 01/01/2015	R$	33,868	R$	21

(**)	Amounts expressed in R$ ’000 or US$’000.
(1)	The new period of validity is from January 8, 2015 to January 8, 2017.
(2)	The new period of validity is from January 8, 2015 to January 8, 2016.
(3)	The maximum indemnity limit (MIL) is R$ 200,001.
(4)	The maximum indemnity limit (MIL) is R$ 200,101.
(5)	The Multi-risk Facilities Insurance Policy, with period of cover up to January 1, 2015, was renewed from that date to January 1, 2016, with cover for R$ 36,020,420.66 insured, and annual premium of R$ 22,428.46.

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

31. COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, contracts with contractors for construction of new projects, and purchase of electricity from Itaipu and other sources, as follows:

	2015	2016	2017	2018	2019	After 2019	Total
Loans and financings	5,291	2,139	1,701	1,324	567	2,488	13,510
Purchase of electricity from Itaipu	1,286	1,296	1,392	1,339	1,283	41,416	48,012
Purchase of electricity at auctions	4,031	4,168	3,951	4,186	5,295	112,768	134,399
Purchase of energy – ‘bilateral contracts’	309	267	275	288	302	1,996	3,437
Quotas for Angra 1 and Angra 2	180	191	201	212	214	9,692	10,690
Physical quota guarantees	546	234	180	235	212	9,857	11,264
Transport of electricity from Itaipu	28	29	30	31	33	1,538	1,689
Other electricity purchase contracts	2,721	2,389	2,916	3,016	2,749	43,338	57,129
Purchase of gas for resale	892	939	980	1,109	1,109	11,460	16,489
Paid concession	22	17	15	13	12	99	178
Debt to pension plan – Forluz	65	69	73	77	82	434	800
Operating lease contracts	64	19	20	21	4	—	128

Total	15,435	11,757	11,734	11,851	11,862	235,086	297,725

32. NON-CASH TRANSACTIONS

In the business years 2014, 2013 and 2012, the Company made the following transactions not involving cash, which are not reflected in the Cash flow statements:

	2014	2013	2012
Transfers from Intangible assets to Financial assets	843	267	1,848
Financial charges capitalized	70	40	65
Revenues relating to construction of own assets	942	975	1,336

	1,855	1,282	3,249

33. SUBSEQUENT EVENTS

Aliança Geração de Energia

Conclusion of constitution

On February 27, 2015, the transaction of association between Vale S.A. (Vale) and Cemig GT, through injection of assets into Aliança Geração de Energia S.A. (Aliança), of the equity interests held by Vale and Cemig GT in the following generation assets was concluded: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga. The resulting total for the installed hydroelectric generating capacity of Aliança, arising from the Association, is 1,158 MW in operation (assured offtake level 652 MW), as well as other generation projects.

With the constitution of Aliança, Vale and Cemig GT hold, respectively, 55% and 45% of the total capital. The conclusion of the transaction does not involve any financial disbursement: both companies subscribe assets.

Conclusion of acquisition

On March 31, 2015 acquisition of Vale’s 49% equity interest in Aliança Norte Energia Participações S.A. (‘Aliança Norte’) was completed, which owns 9% of Norte Energia S.A. (‘NESA’) – comprising an indirect equity interest of 4.41% in NESA. This fulfils the condition precedent referred to in the Material Announcement of February 27, 2015.

The acquisition price was R$ 306, referring to the amount of funds placed by Vale into the share capital of NESA up to the closing date, after monetary updating by the IPCA index, from the date of each injection of funding up to February 28, 2015, in proportion to the indirect equity interest in NESA of 4.41%.

Cemig GT will further pay, within 5 days after publication of the IPCA index for the month of March, an amount equal to the further monetary updating of the acquisition price for the period from February 28, 2015 to March 3, 2015.

Extraordinary tariff adjustment for Cemig D

On February 27, 2015, ANEEL published the rates to be invoiced by Cemig D as from March 2, 2015, resulting from its Extraordinary Tariff Review. This adjustment responds to the costs arising from: (i) increase in the quota charged for the CDE; (ii) increase of costs on purchase of electricity arising from the adjustment of the rate for Itaipu; (iii) the result of the 14th auction for supply from existing power plants, and the 18th Adjustment Auction; and (iv) costs arising from involuntary exposure to the spot market. The average impact on Cemig D’s clients is an increase of 28.76%.

Rates were defined under the Tariff Flag (‘Bandeira’), as follows: R$ 2.50 (reais) for the Yellow Flag, and R$ 5.50 (reais) for the Red Flag, for each 100 kWh consumed. These amounts will cover the increase in costs arising from the less favorable conditions for generation of electricity due to the low level of the reservoirs of the hydroelectric plant, which makes it necessary to generate more power from thermoelectric sources, and generates exposures to the spot market.

Advance against future capital increase, in Cemig D

On March 11, 2015 the Board of Directors of Cemig decided to authorize transfer to Cemig D of up to R$ 100, in the form of an Advance against Future Capital Increase (Adiantamento para Futuro Aumento de Capital, or AFAC), and to submit a proposal to an Extraordinary General Meeting of Shareholders to orient the vote of Cemig’s representatives in the Extraordinary Meeting of Cemig D in favor of approval of increase in the share capital of Cemig D, with alteration to the by-laws of that company to reflect the capital increase.

The share capital of Cemig D will increase from R$ 2,262 to R$ 2,362, by issue of 97,116 new nominal common shares without par value, issued for R$ 1.0297 (reais) each, to be subscribed by Cemig from the AFAC.

The issue price was determined on the basis of the value of Shareholders’ equity per share. The total number of shares will increase from 2,262 to 2,359 nominal common shares without par value.

Commercial papers Issuance by Cemig D

On April 1st, 2015, Cemig Distribution made its eighth issuance of commercial papers, allocated in the Brazilian market with restricted efforts according to CVM Instruction 476, of January 16, 2009, with 340 notes being issued, in single series, with unit value of R$ 5 each, totalling the amount of R$ 1,700. The proceeds were used for energy purchases and payment of existing debts. The notes term is 360 days and are due on March 26, 2016, bearing interest rate at 111.70% of the CDI rate per annum, due at maturity. The eighth issuance of commercial papers is guaranteed by CEMIG.

Ordinary tariff adjustment for Cemig D

On April 8, 2015, the Brazilian electricity regulator, Aneel, decided the Annual Tariff Adjustment to be applied to the tariffs of Cemig Distribuição S.A. (‘Cemig D’), a wholly-owned subsidiary of Cemig. This Adjustment results in an average increase of 7.07% in electricity rates paid by clients of Cemig D, in effect as from April 8, 2015, until April 7 of 2016.

For Residential consumers, the increase in the rate charged is 5.93%. For industrial and service sector consumers, served at medium and high voltage, the average increase will be 8.12%. For those served at low voltage, the increase is 6.56%.

* * * * * * * * * * * * *

(The original is signed by:)

Mauro Borges Lemos	Mateus de Moura Lima Gomes	Fabiano Maia Pereira
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer

Márcio Lúcio Serrano	Luiz Fernando Rolla	Evandro Leite Vasconcelos
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer

Franklin Moreira Gonçalves	Fernando Henrique Schüffner Neto	Raul Lycurgo Leite
Chief Generation and Transmission Officer	Chief Business Development Officer	Chief Counsel

Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53,140		Manager, Accounting Accountant – CRC-MG-85.260